Form 20-F
period 2005-12-31
NOKIA CORP
filed 2006-03-02
CIK 924613

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 2, 2006.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Shares, par value EUR 0.06: 4,433,886,540

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

10.D	Exchange Controls	120
10.E	Taxation	120
10.F	Dividends and Paying Agents	124
10.G	Statement by Experts	124
10.H	Documents on Display	124
10.I	Subsidiary Information	124
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	124
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	127
	PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	128
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	128
ITEM 15.	CONTROLS AND PROCEDURES	128
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	128
ITEM 16B.	CODE OF ETHICS	128
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	128
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	130
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	131
	PART III
ITEM 17.	FINANCIAL STATEMENTS	132
ITEM 18.	FINANCIAL STATEMENTS	132
ITEM 19.	EXHIBITS	132
GLOSSARY OF TERMS		133

INTRODUCTION AND USE OF CERTAIN TERMS

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to "we," "us," "the Group" or "Nokia" means Nokia Corporation and its subsidiaries on a consolidated basis, except where we make clear that the term means Nokia Corporation or a particular subsidiary or business group only, and except that references to "our shares," matters relating to our shares or matters of corporate governance shall refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this Form 20-F, references to "EUR," "euro" or "€" are to the common currency of the European Economic and Monetary Union, or EMU, and references to "dollars," "US dollars," "USD" or "$" are to the currency of the United States. Solely for the convenience of the reader, this Form 20-F contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.1842 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

In this Form 20-F, unless otherwise stated, references to "shares" are to Nokia Corporation shares, par value EUR 0.06.

Our principal executive office is currently located at Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.

Nokia Corporation furnishes Citibank, N.A., as Depositary, with consolidated financial statements and a related audit opinion of our independent auditors annually. These financial statements are prepared on the basis of International Financial Reporting Standards, or IFRS. Nokia's consolidated financial statements contain a reconciliation of net income and shareholders' equity to accounting principles generally accepted in the United States, or US GAAP. Upon receipt, the Depositary generally delivers these consolidated financial statements to record holders of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs. One ADS represents one share. We also furnish the Depositary with quarterly reports containing unaudited financial information prepared on the basis of IFRS, as well as all notices of shareholders' meetings and other reports and communications that are made available generally to our shareholders. The Depositary makes these notices, reports and communications available for inspection by record holders of ADSs and delivers to all record holders of ADSs notices of shareholders' meetings received by the Depositary. In addition to the reports delivered to holders of ADSs by the Depositary, holders can access our consolidated financial statements, as well as other information previously included in our printed annual reports, at www.nokia.com. This Form 20-F is also available at www.nokia.com. With each annual distribution of our consolidated financial statements, we offer our shareholders and record holders of ADSs the option of receiving all of these documents electronically in the future.

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

  •
  the outcome of pending and threatened litigation; and

  •
  statements preceded by "believe," "expect," "anticipate," "foresee," "target" or similar expressions are forward-looking statements.

Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:

  •
  the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target;

  •
  the availability of new products and services by network operators and other market participants;

  •
  our ability to identify key market trends and to respond timely and successfully to the needs of our customers;

  •
  the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use;

  •
  competitiveness of our product portfolio;

  •
  timely and successful commercialization of new advanced products and solutions;

  •
  price erosion and cost management;

  •
  the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape;

  •
  our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions;

  •
  inventory management risks resulting from shifts in market demand;

  •
  our ability to source quality components without interruption and at acceptable prices;

  •
  our success in collaboration arrangements relating to development of technologies or new products and solutions;

  •
  the success, financial condition and performance of our collaboration partners, suppliers and customers;

  •
  any disruption to information technology systems and networks that our operations rely on;

  •
  our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties' intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings;

  •
  general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business;

  •
  developments under large, multi-year contracts or in relation to major customers;

  •
  exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen;

  •
  the management of our customer financing exposure;

  •
  our ability to recruit, retain and develop appropriately skilled employees; and

  •
  the impact of changes in government policies, laws or regulations;

as well as the risk factors specified in this annual report on Form 20-F under "Item 3.D Risk Factors."

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A  Selected Financial Data

 The financial data set forth below at December 31, 2004, as revised, and 2005 and for each of the years in the three-year period ended December 31, 2005 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F. Financial data at December 31, 2001 and 2002, and December 31, 2003, as revised, and for each of the years in the two-year period ended December 31, 2002 have been derived from Nokia's previously published audited consolidated financial statements not included in this document.

The financial data at December 31, 2004, as revised, and 2005 and for each of the years in the three-year period ended December 31, 2005 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS, and net income and shareholders' equity have been reconciled to US GAAP, which differ in some respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see "Item 5.A Operating Results—Results of Operations—Principal Differences Between IFRS and US GAAP" and Note 39 to our audited consolidated financial statements.

	Year ended December 31,
	2001	2002	2003*	2004*	2005	2005
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)
Profit and Loss Account Data
Amounts in accordance with IFRS
Net sales	31 191	30 016	29 533	29 371	34 191	40 489
Operating profit	3 362	4 780	4 960	4 326	4 639	5 494
Profit before tax	3 475	4 917	5 294	4 705	4 971	5 887
Profit attributable to equity holders of the parent	2 200	3 381	3 543	3 192	3 616	4 282
Earnings per share (for profit attributable to equity holders of the parent)
Basic earnings per share	0.47	0.71	0.74	0.69	0.83	0.98
Diluted earnings per share	0.46	0.71	0.74	0.69	0.83	0.98
Cash dividends per share(1)	0.27	0.28	0.30	0.33	0.37	0.44
Average number of shares (millions of shares)
Basic	4 703	4 751	4 761	4 593	4 366	4 366
Diluted	4 787	4 788	4 761	4 600	4 371	4 371
Amounts in accordance with US GAAP
Net income	1 903	3 603	4 097	3 343	3 582	4 242
Earnings per share (net income)
Basic earnings per share	0.40	0.76	0.86	0.73	0.82	0.97
Diluted earnings per share	0.40	0.75	0.86	0.73	0.82	0.97

	Year ended December 31,
	2001	2002	2003*	2004*	2005	2005
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)
Balance Sheet Data
Amounts in accordance with IFRS
Fixed assets and other non-current assets	6 912	5 742	3 837	3 161	3 347	3 964
Cash and other liquid assets(2)	6 125	9 351	11 296	11 542	9 910	11 735
Other current assets	9 390	8 234	8 787	7 966	9 041	10 706

Total assets	22 427	23 327	23 920	22 669	22 298	26 405

Capital and reserves attributable to equity holders of the parent	12 205	14 281	15 148	14 231	12 155	14 394
Minority interests	196	173	164	168	205	243
Long-term interest-bearing liabilities	207	187	20	19	21	25
Other long-term liabilities	253	274	308	275	247	292
Borrowings due within one year	831	377	471	215	377	446
Other current liabilities	8 735	8 035	7 809	7 761	9 293	11 005

Total shareholders' equity and liabilities	22 427	23 327	23 920	22 669	22 298	26 405

Net interest-bearing debt(3)	(5 087)	(8 787)	(10 805)	(11 308)	(9 512)	(11 264)
Share capital	284	287	288	280	266	315
Amounts in accordance with US GAAP
Total assets	22 038	22 977	24 045	22 921	22 661	26 835
Shareholders' equity	12 021	14 150	15 437	14 576	12 558	14 871

*
2003 and 2004 financial accounts reflect the retrospective implementation of IFRS 2 and IAS 39(R). 2001 and 2002 data has not been adjusted from that reported in prior years, and therefore is not always comparable with data for years 2003 to 2005.

(1)
The cash dividend for 2005 is what the Board of Directors will propose for approval at the Annual General Meeting convening on March 30, 2006.

(2)
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

Under the Finnish Companies Act, we may distribute retained earnings on our shares only upon a shareholders' resolution, on the basis of our annual accounts on a consolidated and individual basis, as approved by our shareholders and, subject to limited exceptions, in the amount proposed by our Board of Directors. The amount of any distribution is limited to, among other things, the lower of our retained earnings on a consolidated and individual basis, in each case as available at the end of the preceding financial year pursuant to the annual accounts as approved by our shareholders. Subject to exceptions relating to the right of minority shareholders to request otherwise, the distribution may not exceed the amount proposed by the Board of Directors. The Finnish Companies Act of 1978, which provides for distribution of earnings, is currently subject to a major reform expected to become effective in the latter part of 2006.

Share Buy-backs

Under the Finnish Companies Act, Nokia Corporation may repurchase its own shares pursuant to either a shareholders' resolution or an authorization to the Board of Directors approved by the company's shareholders. Such authorizations to the Board of Directors are effective for a maximum of one year. The undertaking of share buy-backs is subject not only to the regulations in the Finnish Companies Act, but also to the rules of the stock exchanges on which the repurchases take place. The Board of Directors of Nokia has been regularly authorized by our shareholders in the Annual General Meetings to repurchase Nokia's own shares: 225 million shares in 2001, 220 million shares in 2002, 225 million shares in 2003, 230 million shares in 2004 and 443.2 million shares in 2005. The amount authorized each year has been at or slightly under the maximum limit provided by the Finnish Companies Act. The upper limit for share repurchases was increased from 5% to 10% in 2005.

On January 26, 2006, we announced that the Board of Directors will propose that the Annual General Meeting, convening on March 30, 2006, approve a new authorization to repurchase a maximum of 405 million shares corresponding to nearly 10% of Nokia's share capital and total voting rights.

The table below sets forth actual share buy-backs by the Group in respect of each fiscal year indicated.

	Number of shares	EUR millions (in total)
2001	995 000	21
2002	900 000	17
2003	95 338 500	1 363
2004	214 119 700	2 661
2005	315 010 000	4 265

For more information about share buy-backs during 2005, see "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

Dividends

The Board of Directors will propose for approval at the Annual General Meeting convening on March 30, 2006 a dividend of EUR 0.37 per share in respect of 2005.

The table below sets forth the amounts of total cash dividends per share and per ADS paid in respect of each fiscal year indicated. For the purposes of showing the US dollar amounts per ADS for 2001-2005, the dividend per share amounts have been translated into US dollars at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the

Federal Reserve Bank of New York (the "noon buying rate") on the respective dividend payment dates.

	EUR per share		USD per ADS		EUR millions (in total)
2001	0.27		0.24		1 279
2002	0.28		0.30		1 341
2003	0.30		0.36		1 439
2004	0.33		0.43		1 539
2005	0.37	(1)	—	(2)	1 641	(1)

(1)
To be proposed by the Board of Directors for approval at the Annual General Meeting convening on March 30, 2006.

(2)
The final US dollar amount will be determined on the basis of the decision of the Annual General Meeting and the dividend payment date.

We make our cash dividend payments in euro. As a result, exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion of these dividends. Moreover, fluctuations in the exchange rates between the euro and the US dollar will affect the dollar equivalent of the euro price of the shares on the Helsinki Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the United States. See also "Item 3.D Risk Factors—Our sales, costs and results are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen as well as certain other currencies."

Exchange Rate Data

The following table sets forth information concerning the noon buying rate for the years 2001 through 2005 and for each of the months in the six-month period ended February 28, 2006, expressed in US dollars per euro.

The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
For the year ended December 31:	Rate at period end	Average rate	Highest rate	Lowest rate
	(USD per EUR)
2001	0.8901	0.8954	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
For the month ended:
September 30, 2005	1.2058	1.2234	1.2538	1.2011
October 31, 2005	1.1995	1.2022	1.2148	1.1914
November 30, 2005	1.1790	1.1789	1.2067	1.1667
December 31, 2005	1.1842	1.1861	1.2041	1.1699
January 31, 2006	1.2158	1.2126	1.2287	1.1980
February 28, 2006	1.1925	1.1940	1.2100	1.1860

On February 28, 2006, the noon buying rate was USD 1.1925 per EUR 1.00.

3.B  Capitalization and Indebtedness

 Not applicable.

3.C   Reasons for the Offer and Use of Proceeds

 Not applicable.

3.D  Risk Factors

 Set forth below is a description of factors that may affect our business, results of operations and share price from time to time.

Our sales and profitability depend on the continued growth of the mobile communications industry as well as the growth and profitability of the new market segments within that industry which we target. If the mobile communications industry does not grow as we expect, or if the new market segments which we target grow less or are less profitable than expected, or if new faster growing market segments emerge in which we have not invested, our sales and profitability may be materially adversely affected.

Our business depends on continued growth in mobile communications in terms of the number of existing mobile subscribers who upgrade or simply replace their existing mobile devices, the number of new subscribers and increased usage. As well, our sales and profitability are affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature those services. These developments in our industry are to a certain extent outside of our control. For example, we are dependent on operators in highly penetrated markets to successfully introduce services that drive the upgrade and replacement of devices. Further, in order to support a continued increase in mobile subscribers in certain low penetration markets, we are dependent on operators to increase their sales volumes of lower cost mobile devices, to offer affordable tariffs and to offer tailored mobile network solutions designed for a low total cost of ownership. If operators are not successful in their attempts to increase subscriber numbers, stimulate increased usage or drive replacement sales, our business and results of operations could be materially adversely affected.

Our industry continues to undergo significant changes. First, the mobile communications, information technology, media and consumer electronics industries are converging in some areas into one broader industry leading to the creation of new mobile devices, services and ways to use mobile devices. Second, while participants in the mobile communications industry once provided complete products and solutions, industry players are increasingly providing specific hardware and software layers for products and solutions. As a result of these changes, new market segments within our industry have begun to emerge and we have made significant investments in new business opportunities in certain of these market segments, such as smartphones, imaging, music and games in our device businesses, and enterprise mobility infrastructure as well as managed services, systems integration and consulting businesses in our infrastructure business. However, a number of the new market segments in the mobile communications industry are still in the early stages of development, and it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on. As a result, if the segments which we target grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry on which we do not focus. Moreover, the market segments that we target may be less profitable than we currently foresee. We may also incur short-term operating losses in certain of these new market segments if we are not able to generate sufficient revenue to cover the early stage investments required to pursue these new business opportunities. Our past performance in our established market segments does not guarantee our success in these new market segments.

We need to understand the different markets in which we operate, and meet the needs of our customers, which include mobile network operators, distributors, independent retailers, corporate customers and end-users. We need to have a competitive product portfolio and to work together with our operator customers to address their needs. Our failure to identify key market trends and to respond timely and successfully to the needs of our customers may have a material adverse impact on our market share, business and results of operations.

We serve a diverse range of mobile device and infrastructure customers, ranging from mobile network operators, distributors, independent retailers, corporate customers to end-users, across a variety of markets. In many of these markets, the mobile communications industry is at different stages of development, and many of these markets have different characteristics and dynamics, for example, in terms of mobile penetration rates and technology, feature and pricing preferences. Establishing and maintaining good relationships with our customers, including both our mobile device customers and our networks infrastructure customers, and understanding trends and needs in their markets require us to constantly obtain and evaluate a complex array of feedback and other data. We must do this efficiently in order to be able to identify key market trends and user segments and address our customers' needs proactively and in a timely manner, for example through launching our products at optimal times to meet customer requirements and preferences, while taking into account the availability of competitors' products. If we fail to analyze correctly and respond timely and appropriately to customer feedback and other data, our business may be materially adversely affected.

Certain mobile network operators require mobile devices to be customized to their specifications with certain preferred features, functionalities or design and co-branding with the network operator's brand. We believe that customization is an important element in increasing operator customer satisfaction, and we are working together with operators on product planning, as well as accelerating product hardware and software customization programs. These developments may result in new challenges, such as the need for us to produce mobile devices in smaller lot sizes, which can impede our economies of scale, or the potential for the erosion of the Nokia brand, which we consider to be one of our key competitive advantages.

In order to meet our customers' needs, we need to maintain a competitive product portfolio. For Nokia, a competitive mobile device product portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive features, functionality and design for all major consumer segments and price points supported by the Nokia brand, quality and competitive cost structure. The competitiveness of our product portfolio is also influenced by our ability to communicate about our products and services effectively through consistent and focused marketing messages to the target audience. If we do not achieve and maintain a competitive portfolio, we believe that we will be at a competitive disadvantage, which may lead to lower revenue and lower profits.

The competitiveness of our portfolio is also influenced by the value of the Nokia brand. A number of factors, including actual or even alleged defects in our products and solutions, may have a negative effect on our reputation and erode the value of the Nokia brand.

We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop or otherwise acquire these complex technologies as required by the market, with full rights needed to use in our business, or to successfully commercialize such technologies as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business, our ability to meet our targets and our results of operations.

In order to succeed in our markets, we believe that we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile devices involves time, substantial costs and risks both within and outside of our control. This is true whether we develop these technologies internally, acquire or invest in other companies with these technologies or collaborate with third parties on the development of these technologies.

The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time. We may also face difficulties accessing the technologies preferred by our potential customers, or at prices acceptable to them.

Our products and solutions include increasingly complex technology involving numerous new Nokia patented and other proprietary technologies, as well as some developed or licensed to us by third parties. There can be no assurance that the technologies, with full rights needed to use in our business, will be available or available on commercially acceptable terms at such times as we may seek to use them.

Furthermore, as a result of ongoing technological developments, our products and solutions are increasingly used together with hardware or software components that have been developed by third parties, whether or not Nokia has authorized their use with our products and solutions. However, such components, such as batteries or software applications, may not be compatible with our products and solutions and may not meet our and our customers' quality, safety, security or other standards. As well, certain components or layers that may be used with our products may enable our products and solutions to be used for objectionable purposes, such as to transfer content that might be hateful or derogatory. The use of our products and solutions with incompatible or otherwise substandard hardware or software components, or for purposes that are inappropriate, is largely outside of our control and could harm the Nokia brand.

In our networks business, we are developing a number of network infrastructure solutions incorporating advanced technologies. Currently, our networks business designs and builds networks based primarily on GSM, EDGE and 3G/WCDMA technologies. Although we believe that these are currently the leading mobile communications technology platforms, this may not always be the case, due to operators' choices or regulators' decisions. Our networks business's sales and operating results may be adversely affected if these technologies or subsequent new technologies on which we focus do not achieve as broad acceptance among customers as we expect, or if we fail to adapt to different technology platforms that emerge over time.

Our results of operations, particularly our profitability, may be materially adversely affected if we do not successfully manage price erosion and are not able to manage costs related to our products and operations.

Price erosion is a characteristic of the mobile communications industry, and the products and solutions offered by us are also subject to natural price erosion over time. If we are not able to lower our costs at the same rate or faster than this price erosion and introduce new cost-efficient products with higher prices in a timely manner, as well as generally manage costs related to our products and operations, this will have a material adverse effect on our business and results of operations, particularly our profitability.

Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.

The markets for our products and solutions are intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing increased competition from both our traditional competitors in the mobile communications industry as well as a number of new competitors, particularly from countries where production costs tend to be lower. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than Nokia.

Nokia believes that it has a cost advantage in mobile devices compared to our competitors as a result of its market position. If we fail to maintain or increase our market share and scale compared to our competitors, our cost advantage may be eroded, which could materially adversely affect our competitive position and our results of operations, particularly our profitability.

Consolidation among the industry participants could potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas. This could have a material adverse effect on our business, operating results, and financial condition.

As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers and business device and solution providers. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected. See "Item 4.B Business Overview—Competition," for a more detailed discussion of competition in our industry.

Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers' quality, safety, security and other requirements and are delivered on time.

Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve manufacturing efficiency and flexibility. We may experience difficulties in adapting our supply to meet the demand for our products, ramping up or down production at our facilities as needed, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, managing the increasingly complex manufacturing process for our high-end products, particularly the software for these high-end products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. Such difficulties may have a material adverse effect on our sales and results of operations and may result from, among other things, delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Also, a failure or an interruption could occur at any stage of our product creation, manufacturing and delivery processes, resulting in our products and solutions not meeting our and our customers' quality, safety, security and other requirements, or being delivered late compared to our own estimates or customer requirements, which could have a material adverse effect on our sales, our results of operations and reputation, and the value of the Nokia brand.

We depend on a limited number of suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as our and our customers' product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products and solutions successfully and on time.

Our manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components on a timely basis. Our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. Software includes various third-party software that enables various new features and applications to be added, like third-party e-mail, into our products.

In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and solutions on a timely basis. Moreover, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers' product quality, safety, security and other standards, and consequently some of our products may be unacceptable to us and our customers, or may fail to meet our own quality controls. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties. Any of these events could delay our successful delivery of products and solutions that meet our and our customers' quality, safety, security and other requirements, or otherwise materially adversely affect our sales and our results of operations. Also, our reputation and brand value may be materially adversely affected due to real or merely alleged failures in our products and solutions.

Possible consolidation among our suppliers could potentially result in larger suppliers with stronger bargaining power and limit the choice of alternative suppliers, which could lead to an increase in the cost, or limit the availability, of components that may materially adversely affect our sales and profitability.

Many of the production sites of our suppliers are geographically concentrated. In the event that any of these geographic areas is generally affected by adverse conditions that disrupt production and/or deliveries from any of our suppliers, this could adversely affect our ability to deliver our products and solutions on a timely basis, which may materially adversely affect our sales and profitability.

We are developing a number of our new products and solutions together with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or in a timely way and this could have a material adverse impact on our sales and profitability.

We invite the providers of technology, components or software to work with us to develop technologies or new products and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Although the objective of these arrangements is a mutually beneficial outcome for each party, our ability to introduce new products and solutions that meet our and our customers'

quality, safety, security and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: the arrangements with the companies that work with us do not develop as expected; the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties' intellectual property rights in a way that we cannot foresee or prevent; the technologies, products or solutions supplied by the companies that work with us do not meet the required quality, safety, security and other standards or customer needs; our own quality controls fail; or the financial condition of the companies that work with us deteriorates.

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

All information technology systems are potentially vulnerable to damage or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, an outage in a telecommunications network utilized by any of our information technology systems, attack by a virus or other event that leads to an unanticipated interruption of our information technology systems or networks could have a material adverse effect on our operations, sales and operating results.

Our products and solutions include increasingly complex technology involving numerous new Nokia patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties' intellectual property rights. The use of increasingly complex technology may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation. Third parties may also commence actions seeking to establish the invalidity of intellectual property rights on which we depend.

Our products and solutions include increasingly complex technology involving numerous new Nokia patented and other proprietary technologies, as well as some developed or licensed to us by third parties. As the amount of such proprietary technologies and the number of parties claiming rights continues to increase, even within individual products, and as the Nokia product range becomes more diversified, and as the complexity of the technology increases, the possibility of alleged infringement and related intellectual property claims against us continues to rise. The holders of patents and other intellectual property rights potentially relevant to our product and solution offerings may be unknown to us, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid risks of intellectual property rights infringement created by suppliers of components and various layers in our products and solutions or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers' use of our products and solutions.

In many aspects, the business models for mobile services have not yet been established. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive copyright licensing terms may have an adverse effect on the cost or timing of content related services by us, operators or third party service providers, and may also indirectly affect the sales of our mobile devices.

Since all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards, for example, those standards related to so-called 3G mobile communication technologies, including 3GPP and 3GPP2, as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. While we believe that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and thus costly and time-consuming litigation over such issues may result in the future.

From time to time, some existing patent licenses may expire, may become partially paid-up, or otherwise may become subject to renegotiation. The inability to renew or finalize such arrangements with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products or solutions, and could result in payments that potentially would have a material adverse impact on our operating results.

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

In addition, despite the steps that we have taken to protect our intellectual property rights, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other intellectual property rights will be sufficiently broad to protect our technology. Any patents or other intellectual property rights that are granted to us may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for Nokia. Other companies may commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. If any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from using such patent as basis for product differentiation or from licensing the invalidated or limited portion of our intellectual property rights. Even if such a patent challenge is not successful, it could be expensive and time-consuming, divert management attention from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in R&D, which may have a negative effect on our results of operations. See "Item 4.B Business Overview—Patents and Licenses" for a more detailed discussion of our intellectual property activities.

The global networks business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may adversely and materially affect our sales, our results of operations and cash flow.

Large multi-year contracts, which are typical in the networks industry, include a risk that the timing of sales and results of operations associated with these contracts will differ from what was expected when we first entered into such contracts. Moreover, such contracts usually require the dedication of substantial amounts of working capital and other resources, which impacts our cash flow negatively. Any non-performance by us under these contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings, such as penalties for contract violations.

Furthermore, the number of our customers may diminish due to operator consolidation. This will increase our reliance on fewer larger customers, which may negatively impact our bargaining position, sales and profitability.

Our sales derived from, and assets located in, emerging market countries may be materially adversely affected by economic, regulatory and political developments in those countries or by other countries imposing regulations against imports to such countries. As sales from these countries represent a significant portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to other risks and uncertainties.

We generate sales from and have invested in various emerging market countries. As sales from these countries represent a significant portion of our total sales and as these countries represent a significant portion of the expected industry growth, economic or political turmoil in these countries could materially adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Our sales, costs and results are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies.

We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. Our sales and results may be materially affected by exchange rate fluctuations. Similarly, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro. For more information, see "Item 5.A Operating Results—Overview—Certain Other Factors—United States Dollar," "Item 5.A Operating Results—Results of Operations—Exchange Rates" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Customer financing to network operators can be a competitive requirement and could adversely and materially affect our sales, results of operations, balance sheet and cash flow.

Network operators in some markets sometimes require their suppliers, including us, to arrange or provide long-term financing as a condition to obtaining or bidding on infrastructure projects. Moreover, they may require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. Defaults under these financings have occurred in the past and may also occur in the future.

Customer financing continues to be requested by some operators in some markets, but to a considerably lesser extent and with considerably lower importance than during the past years. As a strategic market requirement, we plan to continue to arrange and facilitate financing to our customers, and provide financing and extended payment terms to a small number of selected customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers. We cannot guarantee that we will be successful in providing needed financing to customers. Also, our ability to manage our total customer finance and trade credit exposure depends on a number of factors, including our capital structure, market conditions affecting our customers, the level of credit available to us and our ability to mitigate exposure on acceptable terms. We cannot guarantee that we will be successful in managing the challenges connected with the total customer financing and trade credit exposure that we may from time to time have. See "Item 4.B Business Overview—Networks," "Item 5.B Liquidity and Capital Resources—Structured Finance," and Notes 9 and 38(b) to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.

Allegations of health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could negatively affect our operations by leading consumers to reduce their use of mobile devices or by causing us to allocate monetary and personnel resources to these issues.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by safety standards set by and recommendations of public health authorities, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Nokia is named as a defendant in several class action matters alleging that Nokia and other manufacturers and cellular service providers should have included headsets with every handset to reduce the potential for adverse health effects. The original cases were consolidated before the US District Court for the District of Maryland in Baltimore, Maryland. After full review, the District Court determined that federal jurisdiction existed and that the claims of the plaintiffs were preempted by federal law. On March 16, 2005, the United States Court of Appeals for the Fourth Circuit reversed those findings and held that the claims were not preempted by federal law and that the matters could properly be brought in the state courts or courts of origin. Those cases have now been returned to the courts of origin for further proceedings. In addition, we and other mobile device manufacturers and network operators have been named as defendants in five lawsuits by individual plaintiffs who allege that radio emissions from mobile phones caused or contributed to each plaintiff's brain tumor. Those cases are before the District of Columbia courts. See "Item 8.A.7—Litigation" for a more detailed discussion of these lawsuits.

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

If we are unable to recruit, retain and develop appropriately skilled employees, our ability to implement our strategies may be hampered and, consequently, our results of operations may be materially harmed.

We must continue to recruit, retain and through constant competence training develop appropriately skilled employees with a comprehensive understanding of our businesses and technologies. As competition for skilled personnel remains keen, we seek to create a corporate culture that encourages creativity and continuous learning. We are also continuously developing our compensation and benefits policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and materially harm our results of operations.

Changes in various types of regulation in countries around the world could have a material adverse effect on our business.

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

Moreover, the implementation of new technological or legal requirements, such as the requirement in the United States that all handsets must be able to indicate their physical location, could impact our products and solutions, manufacturing or distribution processes, and could affect the timing of product and solution introductions, the cost of our production, products or solutions as well as their commercial success. Finally, export control, tariffs or other fees or levies imposed on our products, environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products and solutions, as well as new services related to our products, could adversely affect our net sales and results of operations.

The impact of these changes in regulation could affect our business adversely even though the specific regulations do not always directly apply to us or our products and solutions.

See "Item 4.B Business Overview—Government Regulation" for a more detailed discussion about the impact of various regulations.

Our share price may be volatile in response to conditions in the global securities markets generally and in the communications and technology sectors in particular.

Our share price has at times been subject to some volatility, in part due to generally volatile securities markets, particularly for communications and technology companies' shares, as well as developments in our sales and results of operations. Factors other than Nokia's results of operations that may affect our share price include, among other things, market expectations of our performance, projected developments in the mobile device and communications network markets and the mobile communications industry, and any adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth in the market in general, the performance of other technology companies, announcements by or the results of operations of our competitors, customers and suppliers, potential litigation involving ourselves or our industry, and announcements concerning the success of new products and services, as well as general market volatility. See "Item 9.A Offer and Listing Details" for information regarding the trading price history of our shares and ADSs.

ITEM 4. INFORMATION ON THE COMPANY

4.A  History and Development of the Company

 Nokia is the world's largest manufacturer of mobile devices and a leader in mobile network equipment, solutions and services. We also provide equipment, solutions and services for corporate customers.

For 2005, Nokia's net sales totaled EUR 34.2 billion (USD 40.5 billion) and net profit was EUR 3.6 billion (USD 4.3 billion). At the end of 2005, we employed 58,874 people and had production facilities in eight countries, sales in more than 130 countries, and a global network of sales, customer service and other operational units.

During our 140-year history, Nokia has evolved from its origins in the paper industry to become a world leader in mobile communications. In 1967, we took our current form as Nokia Corporation, a corporation under the laws of the Republic of Finland. This was the result of the merger of three Finnish companies: Nokia AB, a wood-pulp mill founded in 1865, which took its name from the nearby Nokia River; Finnish Rubber Works Ltd, a manufacturer of rubber boots, tires and other rubber products founded in 1898; and Finnish Cable Works Ltd, a manufacturer of telephone and power cables founded in 1912.

Nokia entered the telecommunications equipment market in 1960, when an electronics department was established at Finnish Cable Works to concentrate on the production of radio-transmission equipment. During this time Nokia diversified into other industries as a hedge against economic cycles.

In the 1980s, we strengthened our position in the telecommunications, consumer electronics and personal-computer markets. In 1982, we introduced the first fully-digital local telephone exchange in Europe, and in that same year we introduced the world's first car phone for the Nordic Mobile Telephone analogue standard. It weighed approximately 10 kilograms, or 22 pounds, and was primarily used as a business tool. Since then, Nokia has introduced mobile phones across all major cellular standards. In 1987, we acquired the consumer electronics operations and part of the components business of Standard Elektrik Lorenz of Germany, as well as the French consumer electronics company, Oceanic. At the beginning of 1988, Nokia purchased Ericsson's information systems division and became the largest technology company in the Nordic region.

Regulatory and technological reforms have played a role in our success. Deregulation of the European telecommunications industries since the late 1980s has stimulated competition and boosted customer demand. The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity in addition to high-quality sound, was followed by the European resolution in 1987 to adopt GSM as the European digital standard by July 1, 1991. Later, GSM technology proved to be an efficient carrier of data. The first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja, and in the same year Nokia won contracts to supply GSM networks in other European countries. During this period, GSM was also established as a standard in several Asian countries, opening important new markets for us. Our expertise in GSM and earlier analogue technologies laid the foundation for our subsequent success in the broader mobile communications industry, as Nokia has introduced mobile phones and devices across all major cellular standards.

In the early 1990s, we made a strategic decision to make telecommunications our core business, with the goal of establishing market leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computer, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested during the period from 1989 to 1996. Our organizational structure also evolved to consist of two main business groups, Nokia Mobile Phones and Nokia Networks. A venturing arm called Nokia Ventures

Organization was later created to foster new businesses. Over the course of the decade, the relative financial contribution of the two main business groups fluctuated. However, by the end of the 1990s, Nokia Mobile Phones represented the largest part of our business, and together with Nokia Networks accounted for substantially all of our net sales.

Finland's competitive business climate and emphasis on innovation have also contributed to our success. From the beginning of the telecommunications era, there have been several telecommunications operators in Finland. These companies were not required to purchase equipment from national suppliers, providing a spur to competition in the domestic market. The need to export products to other markets to achieve substantial volume growth encouraged us to develop our business and products in an international environment and build a leading competitive position.

Since the early 1990s, mobile telecommunications penetration has grown rapidly. Today, mobile communications continues to evolve, creating new opportunities in entertainment and enterprise use. Nokia's mobile devices are now used by virtually every demographic segment of the population, for communications, business, entertainment and even as fashion accessories.

In January 2004, Nokia reorganized to further align the company's overall structure with its strategy, to better position each business group to meet the specific needs of diverse market segments, to increase Nokia's operational efficiency and to maintain economies of scale. As a result, we began 2004 with an organizational base from which to make progress in expanding mobile voice, driving consumer multimedia and bringing extended mobility to enterprises. Today, Nokia has four business groups: Mobile Phones, Multimedia, Enterprise Solutions and Networks.

Nokia is not a capital-intensive company in terms of fixed assets, but rather invests in research and development, marketing, and building the Nokia brand. We expect the amount of capital expenditure during 2006 to be more than in 2005 and to be funded from our cash flow from operations. During 2005, Nokia's capital expenditures totaled EUR 607 million compared with EUR 548 million in 2004. For further information regarding capital expenditures see "Item 5.A Operating Results" and for a description of capital expenditures by business segment see Note 3 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Nokia maintains listings on four major securities exchanges. The principal trading markets for the shares are the New York Stock Exchange, in the form of American Depositary Shares, and the Helsinki Stock Exchange, in the form of shares. In addition, the shares are listed on the Frankfurt and Stockholm stock exchanges.

Our principal executive office is located at Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.

4.B  Business Overview

Industry Development and Trends

Our industry is becoming more complex. Mobile communications is expanding into new geographical markets with diverse characteristics and dynamics, operator demands in mature markets are becoming more sophisticated with the advent of new multimedia services, and businesses are becoming increasingly mobile.

We believe that the global mobile subscriber base reached approximately 2.2 billion at the end of 2005, and we estimate that this figure will reach 3 billion during 2008. In high-growth markets, also referred to in the industry as new-growth, unsaturated or emerging markets, the number of new mobile users is growing faster than the overall global market. Growth is particularly strong in the high-growth markets of the Middle East, Africa, Latin America and South Asia. In these markets, the ability to offer tailored mobile network solutions and devices that reduce the total cost of ownership is an important competitive advantage.

Uptake of 3G/WCDMA continued to increase during 2005. This was largely the result of attractive pricing of services, the further maturity of 3G/WCDMA technology, and the greater availability of 3G/WCDMA handsets. The pace of 3G/WCDMA network rollouts also continued steadily in 2005, and by the end of the year a cumulative total of 100 operators had launched commercial 3G/WCDMA services.

During 2005, we also saw a continued trend towards industry consolidation among component suppliers, networks and device manufacturers, and operators. In light of this, we believe companies with a strong brand, established market presence, volume advantage, well-developed logistics, and a broad product range across geographies and segments are best positioned to succeed. In addition, design and features are becoming central to consumer demands, which means effective research and development, or R&D, and a strong intellectual property rights, or IPR, portfolio are also increasingly important for success.

There is evolving consumer interest in non-cellular wireless technologies such as wireless local area networks, or WLAN (including WiFi), Worldwide Interoperability for Microwave Access, or WiMAX, and Voice over Internet Protocol, or VoIP. Depending on how customer interests develop, these technologies could migrate to mobile communications and complement traditional cellular technologies.

Mobile Device Market

The mobile device market continued its strong volume growth during 2005. According to Nokia's estimates, in 2005 the global device market volume grew by 24% to 795 million units, compared with 643 million units in 2004. This growth was driven by demand for voice-centric mobile devices, particularly in emerging markets, as well as by robust replacement sales from primarily color screen and camera devices in advanced markets.

Nokia expects the mobile device market volume to grow more than 10% in 2006, from our preliminary estimate of approximately 795 million units in 2005. We also expect the device industry to experience value growth in 2006, but expect some decline in industry average selling prices, or ASPs, primarily reflecting the increasing impact of the emerging markets. Nokia expects the majority of volume growth in 2006 to come from the emerging markets, which are expected to account for approximately half of the mobile device industry volumes.

Nokia estimates that the replacement market will represent over 60% of industry volumes in 2006, compared with approximately 60% in 2005. We believe that replacement sales will be driven by camera phones, 3G/WCDMA devices, smartphones, continued penetration of color displays, music features, mobile multimedia services and general aesthetic trends. According to our estimates the global 3G/WCDMA market totaled 44 million units in 2005 and we believe that it will at least double in 2006.

In the future, we expect to see a growing number of mobile devices in which telephony may not be the primary feature, or may be only one of many important features, that motivates the user to buy the device. This trend comes as the mobile communications, information technology, media and consumer electronics industries are converging in some areas into one broader industry, and as advances in radio technologies enable a variety of products and services to become interconnected. This convergence is leading to the creation of new mobile devices, services and ways of using mobile devices. Some of the first examples of convergence are the camera phone and the use of mobile devices for e-mail, listening to the radio, web browsing and playing games.

A smartphone, increasingly referred to as a converged device, is a generic category of mobile device that can run computer-like applications such as e-mail, web browsing and enterprise software and can also have built-in music players, video recorders, mobile TV and other multimedia features. According to our estimates, the global smartphone market is expected to grow from around 50 million units in 2005 to approximately 100 million units in 2006. The smartphone market overlaps with the 3G/WCDMA market.

In 2006, we expect applications such as downloading music to become more prevalent, while mobile TV is expected to become available in select markets and to reach mass market by 2008. In the longer term, the use of mobile devices for close range communication with and sending of content to home televisions, entertainment systems, printers and other household appliances is expected to become more common.

Mobility is also increasingly important to the business market as companies assess the potential productivity gains, cost savings and competitive advantages of having a mobile workforce. However, the enterprise mobility market is still fragmented and mobile e-mail is still in an early stage of development. We expect that as the technologies become more reliable, affordable and easier to use, employees will increasingly use mobile devices for business communication and mobile e-mail will become the lead enterprise application.

For more information on the mobile device market, see "Item 5.A Operating Results—Overview—Principal Factors Affecting our Results of Operations—Mobile Devices."

Mobile Infrastructure Market

During 2005, the mobile infrastructure market showed year-on-year growth of approximately 10% in euro terms. In 2004, the market grew approximately 14% in euro terms. These two years of growth came largely from operator investments in the current technologies of GSM, EDGE, and GPRS and their related services, especially in low penetration markets, and from operator investments in next-generation technologies, such as 3G/WCDMA. In 2006, we expect moderate growth in the mobile infrastructure market in euro terms.

Competition in the network infrastructure market remains intense. In 2G, competition is driven by price, solutions that are able to offer low total cost of ownership, and the vendor's ability to roll out mobile networks in high-growth markets. In 3G, vendors compete on the basis of price and track record of network implementations, as well as in terms of which new technologies they plan to introduce and when.

We increasingly see operators outsourcing network management, in whole or in part, both to become more cost efficient and to better manage the increased range and complexity of mobile services and technologies. This is the result of a number of factors, including slowing subscriber growth and rising competition from both traditional and newer mobile virtual network operators in more mature markets, and the challenges of managing rapid subscriber growth in emerging markets. Increased outsourcing is an important opportunity for network infrastructure suppliers that have the scale and competence to manage networks efficiently.

As the demand for multimedia services grows, there is a need to integrate increasingly complex network elements. This represents an opportunity for network infrastructure suppliers, who can use their extensive knowledge of operators' networks and business needs to provide systems integration services.

We see those operators with both fixed and mobile assets exploring the option of offering access to services and applications over Internet Protocol, or IP, in fixed and mobile networks during the coming years. When operators begin to use IP technologies to provide access to the same services in fixed and mobile networks, they will be able to optimize the use of their network assets while making communications services more cost efficient for consumers and business users.

For more information on the mobile infrastructure market, see "Item 5.A Operating Results—Overview—Principal Factors Affecting our Results of Operations—Infrastructure."

Business Strategy

Nokia's strategy to be the most customer-focused product company is defined by four main imperatives:

  •
  Expand mobile voice business

  •
  Enhance experiences for consumers

  •
  Bring more mobility to enterprises

  •
  Expand networks business

Organizational Structure

Nokia has four business groups: Mobile Phones, Multimedia, Enterprise Solutions and Networks.

Mobile Phones connects people by providing expanding mobile voice and data capabilities across a wide range of mobile devices. We seek to put consumers first in our product-creation process and primarily target high-volume category sales. Mobile Phones currently offers mobile phones and devices based on the following global cellular technologies: GSM/EDGE, 3G/WCDMA and CDMA.

Multimedia brings mobile multimedia experiences to consumers in the form of advanced mobile devices and applications with connectivity over GSM, 3G/WCDMA, WLAN, Bluetooth and other standards. Our products give people the ability to create, access and consume multimedia, as well as share their experiences with others.

Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services. We also collaborate with a range of companies to provide fixed IP network security, mobilize corporate e-mail and extend corporate telephone systems to Nokia's mobile devices.

Networks provides network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers. Networks focuses on the GSM family of radio technologies and aims at leadership in three areas: GSM, EDGE and 3G/WCDMA networks; core networks with increasing IP and multi-access capabilities; and services.

Two horizontal groups, Customer and Market Operations and Technology Platforms, support and service our mobile device business groups, with the goal of increasing our operational efficiency and competitiveness by taking advantage of our economies of scale. Technology Platforms also serves external customers. These two horizontal groups are not separate reporting entities and their costs are carried mainly by the three mobile device business groups, with the balance included in Common Group Expenses.

Customer and Market Operations is responsible for marketing, sales, sourcing, manufacturing and logistics for mobile devices from Mobile Phones, Multimedia and Enterprise Solutions. The Networks business group has its own dedicated sales and marketing, logistics and sourcing functions, and Enterprise Solutions complements the Customer and Market Operations' focus on operators with its own sales and marketing organization focused on corporate customers.

Technology Platforms is responsible for the competitiveness of Nokia's technology assets. It supports Nokia's overall technology management and development by delivering leading technologies and well-defined platforms to Nokia's business groups as well as to external customers.

For a breakdown of our net sales and other operating results by category of activity and geographical location, see Note 3 to our financial statements included in Item 18 of this annual report on Form 20-F.

Mobile Devices

The mobile communications market is dynamic, new vocabulary is emerging and definitions are changing. This is in line with the introduction of entirely new products and product categories.

  •
  Mobile device is a generic term for all device products made by our Mobile Phones, Multimedia and Enterprise Solutions business groups.

  •
  The term smartphone, or converged device, refers to a generic category of mobile device that can run computer-like applications such as e-mail, web browsing and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features.

  •
  All Nokia Nseries devices produced by our Multimedia business group are called multimedia computers to distinguish them from the generic category of smartphones.

Our mobile device businesses currently offer mobile phones and devices based primarily on the following global cellular technologies: GSM/EDGE, 3G/WCDMA and CDMA. For 2005, the total mobile device volume achieved by the Mobile Phones, Multimedia and Enterprise Solutions business groups reached a record 265 million units, representing growth of 28% compared with 2004. Based on an estimated global market volume for mobile devices of 795 million units, our global market share was 33% for 2005, compared with an estimated 32% for 2004. This makes Nokia the clear market leader in mobile devices.

In 2005, Nokia shipped a total of 28.5 million smartphones and more than 40 million mobile devices with an integrated music player, making us the world's largest music device manufacturer. In 2005, Nokia announced a total of 56 new mobile devices in a wide variety of designs and technologies for all segments and at all price points. We also made strong progress in customizing mobile devices for operators.

Nokia periodically updates its segmentation of the consumer market, as we did in 2005 following an extensive global consumer segmentation survey in 16 countries. From the findings we have identified 11 unique consumer segments and have gained even more insight into what people want and need from their mobile phones. We believe this knowledge will allow our business groups to deliver products and solutions focused on meeting the demands of consumers in the identified segments.

Mobile Phones

Mobile Phones connects people by providing expanding mobile voice and data capabilities across a wide range of mobile devices. We seek to put consumers first in our product-creation process and primarily target high-volume category sales. Mobile Phones currently offers mobile phones and devices based on the following global cellular technologies: GSM/EDGE, 3G/WCDMA and CDMA.

In voice-centric and mainstream mobile phones, we believe that design, brand, ease of use and price are our customers' most important considerations. Increasingly, our product portfolio includes new features and functionality designed to appeal to the mass market, such as megapixel cameras, music players and advanced-quality color screens.

In 2005, Mobile Phones introduced its first 3G/WCDMA products: the Nokia 6280, the Nokia 6233, the Nokia 6234 (exclusively for operator Vodafone), and the Nokia 6282 (for the Americas).

The Mobile Phones business group has five units: Broad Appeal; Entry; Lifestyle Products; CDMA; and Vertu.

The Broad Appeal unit focuses on mid-range products where the balance between price, functionality and style is key. The vast majority of Nokia's product portfolio falls into this category. Product highlights for 2005 include the Nokia 3250, a music-optimized device supporting 1GB of memory; the Nokia 6280, a 3G/WCDMA phone with a 2-megapixel camera; and the Nokia 6230i, Nokia's highest revenue generating phone in 2005.

The Entry unit addresses markets where we believe there is potential for growth and where mobile penetration levels are relatively low. Our aim is to provide affordable mobile phones while cooperating with local mobile operators to reduce the total cost of ownership. Current products include the Nokia 2600 monoblock and the Nokia 2652 clamshell, both with color-screens, and the Nokia 1100, Nokia's best-selling phone in volume terms in 2005. During the year we introduced the Nokia 1110 and the Nokia 1600, both of which were designed specifically for new growth markets.

Towards the beginning of 2006, we changed the name of our Focused Appeal unit to Lifestyle Products. This unit concentrates on top-end products for consumers who will pay a premium for higher-quality materials, design and features. Products launched by this unit tend to command higher prices. In 2005, the unit introduced the Nokia 8800 phone, featuring a sliding stainless steel case; the "L'Amour" collection of fashion-inspired mobile phones, which come in three different form factors and two distinct color schemes; and the Nokia 5140i outdoor mobile phone featuring thermometer, compass and flashlight.

The CDMA unit supports operators that use CDMA technology. In 2005, CDMA industry device volumes represented approximately 17% of total industry device volumes. CDMA operators are mainly in the United States, China, India, Indonesia, Australia, Brazil and some other Latin American markets. In 2005, we continued to expand our CDMA portfolio. Products introduced include the Nokia 6265 slide design phone with a 2-megapixel camera and Bluetooth connectivity, and the Nokia 6155, a CDMA mid-range phone for the Americas. On February 14, 2006, Nokia and SANYO Electric Co., Ltd announced a preliminary agreement with intent to form a new global company comprised of their respective CDMA mobile phone businesses—separate from the parent companies. The relevant assets from both companies will be contributed or made available for the new entity. Final agreements are expected to be signed in the second quarter of 2006, with the new business expected to commence operations in the third quarter of 2006, provided that the due diligence has been completed and all necessary regulatory approvals obtained. For more information on this preliminary agreement, see "Item 5.A Operating Results—Overview—Subsequent Events—Preliminary Agreement with SANYO."

Vertu, our unit for luxury communications products, continues to make progress towards establishing a luxury mobile phone category. Recent launches include the Signature Diamond Collection of tri-band GSM phones, including a model inlaid with 700 diamonds. Also launched recently were the Ascent White Special Edition and Motorsport Limited Edition phones, both of which are handcrafted from leather and stainless steel with a custom-developed, scratch-resistant alloy, and include tri-band GSM and Bluetooth connectivity.

Multimedia

Multimedia brings mobile multimedia experiences to consumers in the form of advanced mobile devices and applications with connectivity over GSM, 3G/WCDMA, WLAN, Bluetooth and other standards. Our products give people the ability to create, access and consume multimedia, as well as share their experiences with others. We are working with leading companies in other industries to bring to the market advanced specialized technology and applications such as Internet services, optics, music synchronization and streaming video.

Product highlights in 2005 included the Nokia 6630 and Nokia 6680 3G/WCDMA devices, and the Nokia 6600 and the Nokia 7610 imaging devices.

In April 2005, Nokia announced a new sub-brand, the Nokia Nseries, for a category of advanced multimedia computers that variously offer consumers the ability to shoot video and still pictures, print-quality images, watch TV, listen to music, and access the web and e-mail. In addition to supporting 3G/WCDMA connectivity, certain Nokia Nseries multimedia computers also feature non-cellular connectivity, including WLAN, FM radio, Digital Video Broadcasting—Handheld, or DVB-H, and Bluetooth. During the second half of 2005, we began building awareness of this new sub-brand through product specific and Nokia Nseries wide marketing campaigns in print, online, in movies, outdoors and at the point of sale.

Multimedia has two main entities responsible for the development of its products and related experiences, the Multimedia Computers unit and the Multimedia Experiences unit.

The Multimedia Computers unit focuses on managing, delivering and expanding the Nokia Nseries multimedia computer portfolio, as well as developing and marketing accessory products and car communications solutions. Highlights include:

  •
  During the third quarter of 2005 we started shipping the Nokia N90, featuring Carl Zeiss optics for video and still imaging, and the Nokia N70, a small device with a 2-megapixel camera.

  •
  Upcoming products in the Nokia Nseries range include the Nokia N71, featuring a large QVGA display and extensive music capabilities, the Nokia N80, featuring a 3-megapixel camera and WLAN connectivity, and the Nokia N91, featuring a 4GB hard disk and WLAN connectivity.

  •
  In November 2005, we announced the Nokia N92, the world's first mobile device with an integrated DVB-H receiver that enables broadcast TV services on a mobile device. It is expected to start shipping in the middle of 2006.

The Multimedia Experiences unit develops and markets multimedia applications and solutions in the following areas:

  •
  Mobile photography: We are developing imaging applications for Nokia Nseries products that allow easy capturing, editing, printing, sharing and storing of photos and video.

  •
  Mobile music: We are developing music applications and features that deliver high quality audio and enable easy music management. Nokia is working closely with mobile operators and leading industry partners to enable an enhanced music experience for users, including the purchase of music by Nokia device users.

  •
  Mobile computing: We are developing applications for Nokia Nseries products in four areas: personal productivity, Internet services, software additions and digital home connectivity.

  •
  Mobile TV: We are developing applications for the DVB-H standard.

  •
  Mobile games: We are developing the N-Gage platform and N-Gage Arena gaming community, as well as the Nokia SNAP mobile gaming platform, to support a broader population of Java-based mobile phones. In May 2005, we announced plans to expand the N-Gage multiplayer platform to all Nokia S60 based smartphones starting in 2006.

Multimedia has one business program, Convergence Products, which develops and drives technologies and products based on IP applications and multiradio connectivity. In May 2005, this program announced the first product in the new Internet Tablet product category, the Nokia 770. Based on the open source Linux operating system, the Nokia 770 is a non-cellular device optimized for Internet communications. Key applications include Internet browsing and e-mail.

Enterprise Solutions

Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services. We also collaborate with a range of companies to provide fixed IP network security, mobilize corporate e-mail and extend corporate telephone systems to Nokia's mobile devices.

Product highlights in 2005 include:

  •
  The Nokia Business Center: software that combines and manages corporate mobile e-mail, personal organizer, voice and other business applications in a mobile device, and is compatible with select mobile devices from Nokia and other vendors. The solution began shipping in the fourth quarter of 2005.

  •
  The Nokia Eseries: a new line of devices designed for business users and the IT organizations that support them. The devices, which differ in terms of physical design and features, all use a single platform that can be adapted to different corporate IT infrastructures. The Nokia Eseries was announced in late 2005 and the devices are expected to start shipping in 2006.

  •
  The Nokia 9300 and Nokia 9300i enterprise smartphones, and the Nokia 9500 Communicator, each of which features a range of corporate mobile e-mail solutions from a number of vendor companies. The WLAN-enabled Nokia 9300i enterprise smartphone was introduced in November 2005 and began shipping in the first quarter of 2006.

  •
  The Nokia 6708, a device focused on the requirements of the Chinese market, began shipping in December 2005.

Enterprise Solutions business group comprises four main units: Mobile Devices; Mobility Solutions; Security and Mobile Connectivity; and Sales, Marketing and Services.

The Mobile Devices unit produces mobile devices specifically designed for business use. Our product portfolio contains devices with both cellular, such as GSM and 3G/WCDMA, and non-cellular connectivity, such as WLAN. Current products include the Nokia E60, the Nokia E61 and the Nokia E70, as well as the Nokia 9300, Nokia 9300i and Nokia 9500 devices. These mobile devices are designed to address the security and manageability concerns of corporate IT departments, the cost concerns of management, and ease-of-use requirements of employees. The common characteristics of all our mobile devices include full network connectivity, personal information management and e-mail access, connectivity to IT infrastructure, device management and security solutions.

The Mobility Solutions unit is developing a full suite of software solutions. The unit also works with external vendors such as Research in Motion, Microsoft, IBM, Good, Visto, and Seven to make Nokia's mobile devices compatible with their solutions. In addition, the unit works with leading vendors like Avaya and Cisco on other applications, such as connecting our mobile devices to corporate fixed line telephone networks, or PBXs, over WLAN technology.

The Security and Mobile Connectivity unit has a broad range of application and secure connectivity offerings designed to help enterprise customers grant employees access to corporate information and connect their mobile devices to their corporate network in a secure way. These offerings consist primarily of firewall gateways and software-based tools that operate with both Nokia and non-Nokia devices, as well as with other existing IT infrastructures.

Nokia's firewall gateways run software from Checkpoint Corporation. Nokia and Checkpoint have common distributors, integrators and Value Added Resellers, or VARs, that integrate Nokia gateways with Checkpoint software for customers. Nokia also provides end user and reseller support for these security products.

The Sales, Marketing and Services unit is responsible for sales to corporate customers, the management of relationships with IT distributors, systems integrator and VARs, as well as for specialized sales resources for selling Enterprise Solutions products to operator customers. The unit is also responsible for management of the services business, which includes support services for corporate customers and resellers, as well as professional services to help corporate customers with more complex mobility solutions.

In February 2006, Nokia acquired Intellisync Corporation ("Intellisync"). Intellisync is a leading provider of mobility software and becomes part of the Enterprise Solutions business group. Intellisync delivers wireless e-mail and other applications over an array of devices and application platforms across carrier networks. For more information see "Item 5.A Operating Results—Overview—Subsequent Events—Acquisition of Intellisync".

Networks

Networks provides network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers. Networks focuses on the GSM family of radio technologies and aims at leadership in three areas: GSM, EDGE and 3G/WCDMA networks; core networks with increasing IP and multi-access capabilities; and services. At the end of 2005, Networks had more than 150 mobile network customers in more than 60 countries, with our systems serving in excess of 400 million subscribers.

In GSM/EDGE radio access, we signed 39 deals in 2005. By year end, Nokia had delivered GSM/EDGE technology to more than 130 customers in more than 60 countries, was a supplier to 45 of the 121 operators that have launched EDGE commercially, and had signed more than 50 contracts in EDGE. Nokia demonstrated its commitment to further GSM/EDGE evolution by launching the Dual Transfer Mode network solution in February 2005.

Networks signed 20 contracts in 3G/WCDMA in 2005, including agreements with 10 new customers. By year end, Nokia had supplied to a total of 44 of the 100 operators that had launched commercial 3G/WCDMA services to date. One of the year's highlights was the launch of our highly innovative Flexi WCDMA Base Station, which is designed to deliver operators site cost savings of up to 70%.

In the growing HSDPA market we announced seven deals, bringing Nokia's total HSDPA references to more than 20 by the end of 2005. We demonstrated HSUPA in February 2005, and in March 2005 we launched the I-HSPA innovation.

Nokia cemented its leadership in the Third Generation Partnership Project, or 3GPP, Release 4 mobile softswitch market, with 60 deals for the Nokia MSC Server System during 2005. In the IP Multimedia Subsystem market Nokia won 11 commercial deals for IMS platform and trialed the solution with almost 20 operators. In GSM-based Push to Talk over Cellular, or PoC, we won contracts with 24 new customers in 2005. In fixed-mobile convergence, we concluded agreements with 10 customers and launched our Voice over IP server. We also launched new core and services solutions, including our Open Mobile Alliance compliant PoC solution. In core networks we signed a total of 192 deals in 2005.

Nokia's Networks business group established its Services Business Unit at the start of 2005, building on close to 20 years in the services business and seeking to tap growing demand for services as both operator competition and technological complexity increase. By year end, Services accounted for over 30% of Networks' revenues, and key managed services deals had been concluded with Bharti Tele-Ventures and 3GIS among others. By the end of 2005 we had signed 35 managed services deals. The company announced plans to open a services-focused Nokia Global Networks Solutions Center in Chennai, India during the first half of 2006.

Other developments in 2005 included the announcement of a joint venture with China Putian to focus on R&D, as well as manufacturing and sales of 3G network solutions for TD-SCDMA and WCDMA technologies; the sale of our TETRA business; and Networks entrance into new growth markets like Bangladesh and Vietnam. Nokia's offering for such markets was bolstered by its launch of the Nokia Prepaid Tracker, which lets subscribers keep track of their prepaid balance and call expenses. In 2005, Networks also won deals in Kuwait and China for its Nokia Connect eRefill prepaid recharging platform.

The Networks business group has five units: Radio Networks; Core Networks; Services; Networks Customer and Market Operations; and Delivery Operations.

Radio Networks develops GSM, EDGE and 3G/WCDMA radio access networks and cellular transmission for operators and network providers, and in 2005 said it would also support wireless broadband technologies such as WiMAX. The main products offered by Radio Networks are base stations, base station controllers and cellular transmission equipment. As data speeds evolve, these products are increasingly used for data traffic in addition to traditional wireless voice traffic.

Core Networks develops core network solutions for operators. The main products are switches and different kinds of network servers. In circuit-switched networks, Nokia's solutions are helping operators to reduce the cost of providing voice minutes to subscribers. In packet-switched networks, Nokia's new core network solutions bring new functionality to the networks, enabling operators to offer advanced multimedia services more efficiently. Many of Nokia's core network products can be used in both fixed and mobile networks.

Services offers operators a full range of services, from network planning and implementation to network optimization, care, managed services and operations outsourcing. Our tools and services are designed to assist operators to achieve a higher quality of service with lower operating and capital expenditures by improving and automating their processes.

Networks Customer and Market Operations deals with operator customers and is responsible for sales and marketing as well as for overall customer relationships. The Networks business group, which has organized its customer business teams on a regional basis, works in close cooperation with other Nokia businesses in addressing operator customers.

Delivery Operations is responsible for the sourcing, manufacturing and distribution of network products, in addition to network delivery and services.

Sales and Marketing

In 2005, Nokia's sales and marketing expenditure was EUR 3.0 billion, representing 8.7% of net sales.

Sales

The Customer and Market Operations horizontal group is responsible for the sales of Nokia's mobile devices from the Mobile Phones, Multimedia and Enterprise Solutions business groups. Most of our mobile device business derives from sales to operators, distributors, independent retailers and corporate customers. However, the percentage of the total device volume from each channel varies by region. In the Asia-Pacific area, distributors and retailers account for more than half of the total device volume. In China, handsets are sold almost solely through the retail channel. In Europe, the Middle East and Africa, sales are split approximately equally between operators and the other channels. In Latin America and North America, operator sales represent the major percentage of our sales.

Each of our active operator and distributor customers is supported by a dedicated Nokia account team. In addition, we have customer executive teams with Nokia Group Executive Board members as the customer executives for the largest global operators.

We have also established specialized sales channels for certain business groups in order to reach customers in segments where we are introducing mobility. Each of these channels is specific to, and managed by, an individual business group. For example, Enterprise Solutions manages sales of our security and mobile connectivity products and Nokia Business Center to certain resellers or systems integrators who contribute value, such as consulting services or additional software, before distribution.

Networks' sales channels mainly comprise dedicated account management teams for operator customers. The account management teams design solutions and suggest products based on operator requirements. In addition to the marketing done within customer teams, Networks uses customer events, exhibitions, brand marketing and an established interactive electronic channel.

As we are a global company and have sales in most countries of the world, in 2005 we also had sales to customers in Iran, Libya and Syria. Furthermore, in 2004 we had very minor sales to customers in Sudan, but none in 2005.

In 2005, we sold mobile devices and accessories to customers in Iran, Libya, and Syria. In addition, we sold network equipment to a customer in Iran. In 2004, we also signed a network sales contract with a customer in Libya, but that contract has not resulted in any sales by the end of 2005. In 2005, our aggregate sales to customers in Iran, Libya and Syria accounted for approximately 1.2% of our total revenue or EUR 417 million. Iran and, to a lesser extent Syria, are subject to U.S. economic sanctions that are primarily designed to implement U.S. foreign policy.

Marketing

According to a survey published in July 2005 by Interbrand, the Nokia brand was recognized as the sixth most valued brand in the world. Since the early 1990s, Nokia's products have largely defined the Nokia brand in the minds of consumers, enabling the brand to build the equity it has today.

In 2005, we introduced a new strategy to build on our existing brand strength. This was in response to an increasingly complex industry environment and our push into new geographic and business areas. The initial impact of this initiative is already evident in our product development and design, in the greater harmonization of our visual identity and in our marketing activities in different countries around the world.

We continue to invest in print, online and broadcast advertising, as well as sponsorship of a variety of sporting and leisure events. High profile examples in 2005 include the Nokia FIS snowboard world cup tour, the Live 8 concerts and the Nokia Sugar Bowl. We also promote our products by securing product placements in movies so that Nokia phones feature prominently alongside the lead characters.

During 2005, we opened our first Nokia Flagship store, in Moscow, giving consumers an opportunity to test, experience and purchase products from our entire portfolio. More Nokia

Flagship stores are planned for other major cities around the world during 2006 and 2007. In North America, 25 Nokia Experience Centers, where consumers can test and experience Nokia's products, have been opened in high profile mall locations.

Production

Nokia operated 14 manufacturing facilities in eight countries around the world as of December 31, 2005, for the production of mobile devices and network infrastructure. The Customer and Market Operations group is responsible for the production of Nokia mobile devices, while the Networks group is responsible for the production of network infrastructure.

Our principal supply requirements are for electronic components, mechanical components and software. Electronic components include integrated circuits, microprocessors, memory devices, cameras, displays, batteries and chargers. Mechanical components include covers, connectors, key mats and antennas. Our products also incorporate software provided by third parties.

Mobile Devices

The Customer and Market Operations horizontal group is responsible for production and logistics for the device businesses of Mobile Phones, Multimedia and Enterprise Solutions, including control of the mobile device factories. The Customer and Market Operations horizontal group is also responsible for process development in the demand-supply network, including Enterprise Solutions' network security infrastructure business. We consider our mobile device manufacturing to be a core competence and competitive advantage.

Our Customer and Market Operations horizontal group currently operates nine mobile device manufacturing plants in eight countries. Our Mexican and Brazilian plants primarily supply the North and South American markets. Three European plants, located in Finland, Germany and Hungary, principally supply Europe, the Middle East and Africa. Our two plants in China and one in South Korea primarily supply the Asian markets. In addition, we have a manufacturing plant in the United Kingdom serving Vertu. In 2006, Nokia is scheduled to open a mobile device manufacturing plant in India to meet growing demand there and in surrounding areas.

We also use outsourcing to add flexibility to our manufacturing activities. During 2005, outsourcing covered on average approximately 26% of our manufacturing volume of mobile device engines.

In the past several years, we have made significant capital investments in order to provide the capacity required to meet demand growth. Each of our plants employs state-of-the-art technology and is highly automated. Although our plants generally manufacture for the cellular standards of local geographic markets, each plant is capable of providing mobile devices for most of the world's major standards. As a result, we believe we are able to respond rapidly to the needs of different geographic markets and to take advantage of the flexibility of a global manufacturing network.

In line with industry practice, we source a large proportion of components for our mobile devices from a global network of suppliers. We and our contract manufacturers then assemble these components and activate the device with our own software. Final assembly typically takes place only for firm customer orders. Certain of these components may experience some price volatility from time to time. Management believes that our business relationships with our suppliers are stable, and they typically involve a high degree of cooperation in research and development, product design and manufacturing. See "Item 3.D Risk Factors—We depend on a limited number of suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as our and our customers' product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products and solutions successfully and on time."

Overall, we aim to manage our inventories to ensure that production meets demand for our products, while minimizing inventory-carrying costs. The inventory level we maintain is a function of a number of factors, including estimates of demand for each product category, product price levels, the availability of raw materials, supply-chain integration with suppliers, and the rate of technological change. From time to time, our inventory levels may differ from actual requirements. See "Item 3.D Risk Factors—Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers' quality, safety, security and other requirements and are delivered on time."

Networks

At December 31, 2005, the Networks business group operated five production plants, three in Finland and two in China. During 2005, Nokia announced that it intends to establish a high-end base station controller manufacturing unit in Chennai, India, with production expected to commence in 2006. In line with our strategy to invest resources in key areas to improve efficiency, some product support activities and over 50% of Networks' production are outsourced.

Nokia generally prefers to have multiple sources for its components, but Networks sources some components for its telecommunications systems from a single or a small number of selected suppliers. As is the case with suppliers to our other business groups, management believes that these business relationships are stable and typically involve a high degree of cooperation in research and development, product design and manufacturing. This is necessary in order to ensure optimal product interoperability. See "Item 3.D Risk Factors—We depend on a limited number of suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as our and our customers' product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products and solutions successfully and on time."

Some components and sub-assemblies for Networks products, including Nokia-specific integrated circuits and radio frequency components; servers; sub-assemblies such as filters, combiners and power units; cabinets; and Nokia-specific connectors, are sourced and manufactured by third-party suppliers. Our strategy is to focus on core competencies in our own operations and to work together with world-class companies outside our core areas. This strategy is designed to increase our competitiveness in the mobile infrastructure market by improving our flexibility and reaction speed. We then assemble components and sub-assemblies into final products and solutions. Consistent with industry practice, we manufacture our telecommunications systems on a contract-by-contract basis.

Technology, Research and Development

At Nokia, research and development takes place within Technology Platforms, the four business groups and the Nokia Research Center.

Technology Platforms

Technology Platforms is responsible for the competitiveness of Nokia's technology assets. It supports the company's overall technology management and development by delivering leading technologies and well-defined platforms to Nokia's business groups and external customers.

Key focus areas include software platforms, chipset platforms, technology access, creation of intellectual property rights and the user experience. Technology Platforms' work encompasses multiradio technologies such as GSM, EDGE, CDMA, WCDMA, WLAN, Bluetooth, Near Field Communications, or NFC, and mobile DVB-H. To ensure early access to state-of-the-art technologies in areas such as displays, audio and memory, Technology Platforms also works with leading external developers, suppliers and partners.

Technology Platforms is responsible for the development of S60, the market-leading smartphone software platform that Nokia uses in its own devices and also licenses to other handset manufacturers. Nokia's global mobile device software developer support operation, Forum Nokia, is also part of Technology Platforms. Forum Nokia includes Preminet, a platform for operators, developers and content providers to use in launching and managing services and applications for Symbian OS and Java-based mobile devices.

Technology Platforms develops technology architecture for converging digital industries in co-operation with leading industry players and alliances. This includes the creation of intellectual property rights, standards-based interfaces, high performance mobile computing and usability innovations. Technology Platforms also coordinates Nokia's participation in more than 100 specification-making and industry cooperation organizations across the globe, including the Open Mobile Alliance, or OMA; the 3GPP, or Third Generation Partnership Project; the Third Generation Partnership Project 2, or 3GPP2; the Internet Engineering Task Force, or IETF; and the Institute of Electrical and Electronics Engineers, or IEEE.

Nokia sees open source development as a way to extend its R&D and foster innovation. In 2005, Nokia Technology Platforms unveiled the first significant projects based on open source development, including a new browser for S60 software and the Carbide developer tools family. In addition, Nokia has introduced a new Internet portal that consolidates the company's open source activities and provides access to its projects.

Business Groups

Design and technology go hand-in-hand at Nokia. The company's mobile device design team brings the user experience perspective to the product creation process, combining technology with form, size, functionality and product packaging. Each of Nokia's mobile device business groups takes into account its own customer needs in product-focused R&D. They integrate technologies from their own research, from Technology Platforms and from external vendors into their products and solutions.

The Networks business group's R&D work focuses on GSM, EDGE and 3G/WCDMA radio technologies, wireless broadband technologies, circuit-switched and IP-based core networks, and network management. With these investments, Nokia aims to support the development of existing network infrastructure solutions as well as implement new solutions to support future end-user services. Further, we focus on creating open hardware and software architecture, which results in research and development costs being spread among industry players.

Our business groups improve R&D efficiency and speed time to market by often basing their products on the same technologies. For example, Mobile Phones, Multimedia and Enterprise Solutions all develop devices based on the S60 software platform, on top of which they can install applications specific to their business. Multimedia has developed mobile imaging and video applications for S60, while the Enterprise Solutions business group offers a variety of e-mail solutions that run on the platform. In addition, all Nokia's mobile device business groups use a common chipset platform in their devices. This brings economies of scale and allows flexibility both in R&D and in the management of demand and supply networks.

Nokia Research Center

Looking beyond the development of current products, platforms and technologies, Nokia's corporate research center develops leading-edge technologies and creates competencies in technology areas that we believe will be vital to the company's future success. The Research Center works closely with Nokia's four business groups and Technology Platforms to develop new concepts, technologies and applications.

Our global network of relationships with universities and other industry R&D players expands the scope of our long-term technology development. For example, in October 2005, Nokia Research Center and the Massachusetts Institute of Technology Computer Science and Artificial Intelligence Laboratory announced the establishment of the Nokia Research Center Cambridge.

Competition

Mobile Devices

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

Historically, our principal competitors in mobile devices have been other mobile device companies such as LG, Motorola, Samsung, Siemens and Sony Ericsson. However, we face new competition, particularly in Multimedia and Enterprise Solutions, where we compete with consumer electronics manufacturers and business device and solution providers respectively. We also face new competitors from countries where production costs tend to be lower. Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within products and solutions, we will compete at the level of these layers rather than solely at the level of complete products and solutions. Examples of such layers include operating system and user interface software, chipsets, and application software such as games software. As a result of these developments, we face new competitors such as, but not limited to, Apple, Canon, Dell, HP, Microsoft, Palm, Research in Motion and Sony. We will also face competition from a large number of smaller competitors and some of our traditional competitors in new areas, as well as competitors that have chosen to focus on building products based on commercially available components.

It is difficult to predict how the competitive landscape of the mobile communications industry will develop in the future. In the mobile communications industry, the parameters of competition are less firmly established than in mature, low-growth industries, where the competitive landscape does not change greatly from year to year. See "Item 3.D Risk Factors—Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations."

Infrastructure

In the network infrastructure business, our principal competitors include Alcatel, Ericsson, Huawei, Lucent, Motorola, NEC, Nortel and Siemens. Competition in both the 2G and the 3G network infrastructure market remains intense. In 2G, competition is driven by price, solutions that are able to offer low total cost of ownership, and the vendor's ability to roll-out mobile networks in high-growth markets. In 3G, vendors compete on the basis of price and track record of network implementations, as well as in terms of which new technologies they plan to introduce and when.

There is a growing opportunity for Nokia to enter the systems integration and consulting business that serves mobile operators, given its extensive understanding of the mobile communications market and the rising importance of mobile data services and related IT systems for operators. This will bring us into direct competition with traditional systems integrators and consulting companies such as IBM, HP, and Accenture, as well as a large number of local and regional systems integrators.

On the security infrastructure side of the Enterprise Solutions business, our principal competitors are Cisco and Juniper Networks.

Seasonality

For information on the seasonality of our business, please see "Item 5.A Operating Results—Overview—Certain Other Factors—Seasonality".

Patents and Licenses

A high level of R&D investment and rapid technological development has meant that the role of IPR in our industry has always been important. Digital convergence, multiradio solutions, alternative radio technologies, differing business models combined with large volumes are increasing the complexity and importance of IPR further.

The detailed designs of our products are based primarily on our own research and development work and design efforts and comply with all relevant and applicable public standards. We seek to safeguard our investments in technology through adequate intellectual property protection, including patents, design registrations and patents, trade secrets, trademark registrations and copyrights that are used to protect proprietary features of our products. For example, in 2005 we filed new patent applications for more than 1 200 new inventions on a global basis, and currently our IPR patent portfolio provides protection for over 10 500 inventions. We believe that Nokia has a strong IPR position, including across all major cellular and mobile communications standards, data applications, user interface features and functions and many other areas. We also believe that Nokia is one of the leading companies in the development of GSM/GPRS/EDGE/WCDMA technologies, and that we hold a strong patent position in this field.

Nokia is a holder of numerous essential patents for various mobile communications standards. An essential patent covers a feature or function that is incorporated into an open standard that all manufacturers are required to meet in order to comply with the standard. In accordance with the declarations we have made and the legal obligations created under the applicable rules of various standardization bodies, such as the European Telecommunication Standardization Institute (ETSI), we are committed to promoting open standards, and to offering to license and to granting licenses for our essential patents on a fair, reasonable and non-discriminatory basis. We have entered into several license agreements with other companies relating to both essential and other patents. Many of these agreements are cross license agreements with major telecommunications companies that cover broad product areas and allow Nokia to choose its preferred product design.

With the introduction of new mobile data and other evolving technologies, such as those enabling multimedia services, our products and solutions include increasingly complex technological solutions that incorporate a variety of patented and proprietary technologies. A 3G/WCDMA mobile device, for example, may incorporate three times as many components, including substantially more complex software, as our 2G/GSM mobile devices. As the number of entrants in the market grows, as the Nokia product range becomes more diversified, and as the complexity of the technology increases, the possibility of alleged infringement and other intellectual property claims against us increases. As new features are added to our products and solutions, we are also entering into licensing agreements with a number of new companies in the field of new mobile data and evolving technologies. We believe companies like Nokia with a strong IPR position, cumulative know-how and IPR expertise can have a competitive advantage in the converging industry, and on the increasingly competitive marketplace.

In many aspects, the business models for mobile services have not yet been established. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive copyright licensing terms may have an adverse effect on the cost or timing of content related services by us, operators or third party service providers, and may also indirectly affect the sales of our mobile devices.

From time to time we are subject to patent infringement claims from third parties. We believe that, based on industry practice and applicable legal obligations, any necessary licenses or rights under patents that we may require can be obtained on terms that would not have a material adverse effect on our business, results of operations or financial condition. Nevertheless, in some situations, necessary licenses may not be available on acceptable commercial terms, if at all. The inability to obtain necessary licenses or other rights, or the need to engage in litigation, could have a material adverse effect on our business, results of operations and financial condition. See "Item 3.D Risk Factors—We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop or otherwise acquire these complex technologies as required by the market, with full rights needed to use in our business, or to successfully commercialize such technologies as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business, our ability to meet our targets and our results of operations." See also "Item 3.D Risk Factors—Our products and solutions include increasingly complex technology involving numerous new Nokia patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties' intellectual property rights. The use of increasingly complex technology may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation. Third parties may also commence actions seeking to establish the invalidity of intellectual property rights on which we depend."

Government Regulation

In the United States, our products are subject to government regulations that have a direct and substantial impact on our business. It is in our interest for the Federal Communications Commission, or FCC, to maintain a regulatory environment for mobile device and network products that ensures the continued robust growth of the wireless sector. Most of our products must meet specified radio frequency emission and other standards. The FCC and other US agencies also regulate the spectrum available for wireless products and solutions, and it is important for us that these agencies make sufficient and suitable spectrum available to meet the demands of advanced wireless products and services.

EU regulation has in many areas a direct effect on the business of Nokia and our customers within the single market of the European Union. For example, in the telecommunications sector the Council of Ministers has adopted a set of rules that harmonizes the EU Member States' regulatory framework for electronic communication networks and services, and aims to encourage competition in the internal electronic communications markets. Also, other regulatory measures have been taken in recent years in order to address consumer protection and environmental policy issues relating to the sector. We are in a continuous dialogue with the EU institutions through our experts, industry associations and our office in Brussels.

Other countries also have direct and indirect regulations that affect our business. Changes in the regulations or their interpretation, whether relating to our device, network, or other products or business processes, could affect our business. For example, the implementation of new technological or legal requirements could impact products, wireless services and solutions, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production, and the commercial success of products. Our net sales and results of operations could be adversely affected by export controls, tariffs or other fees or levies imposed on our products, as well as by environmental, product safety and security and other regulations that affect the export, import, pricing or cost of our products and solutions, as well as new services related to our products. We are in a continuous dialogue with regulatory bodies through our experts, industry associations and lobbyists.

Corporate Responsibility

As market leader and a top global brand, our impact on society comes with responsibilities that go beyond providing useful, safe, secure and quality products. During 2005, we made progress in a number of key areas.

In anticipation of upcoming EU environmental legislation on the restriction of certain hazardous substances, or RoHS, Nokia introduced its first two fully-compliant products. This was well in advance of the July 1, 2006 deadline, when the new directive restricting the use of lead, cadmium, mercury, chromium and two flame retardants in electronic products takes effect.

Nokia's first global stakeholder engagement event, in October 2005, brought together 160 participants representing civil society, the public sector, academia, and a range of businesses. The aim of the event was to provide a platform for people to give frank and honest views on important issues, including the importance of multi-sector cooperation, youth care, mobile communications for development, and corporate responsibility reporting.

Following an update of our Code of Conduct, Nokia's Group Executive Board launched a companywide Code of Conduct awareness campaign focused on an e-learning training and discussion platform. The initial September to December 2005 phase reached a sub-target of close to 30 000 Nokia employees, with a further 15 000 targeted by April 2006. Nokia's Code of Conduct, which has been translated into 25 languages, explains how our employees must carry out their work and comply with ethical and legal standards.

Employee Development

Fundamental to our success is the "Nokia Way" for all our people. The Nokia Way is a philosophy of attracting and retaining the best people and maintaining continuous renewal. It centers around four core values: customer satisfaction, respect, achievement and renewal. We believe these are critical in order for a global organization such as Nokia to work effectively.

Nokia's employee-value proposition framework remains strong. The four fundamentals of the proposition, together with the elements encompassed by each of them, are as follows:

  •
  Nokia Way and Values: fact-based management/value-based leadership, code of conduct, equal opportunities, diversity, internal communications and feedback channels.

  •
  Extensive performance-based rewarding: base pay, equity-based instruments, comprehensive incentive system through Nokia "Connecting People" bonuses and individual, team and project/program incentive payments.

  •
  Professional and personal growth: career development, job rotation, training and performance management.

  •
  Work life balance: health & safety, flexible working hours, telecommuting opportunities, leave and benefits.

4.C   Organizational Structure

 The following is a list of Nokia's significant subsidiaries as of December 31, 2005.

Company	Country of Incorporation	Nokia Ownership Interest	Nokia Voting Interest
Nokia Inc.	United States	100%	100%
Nokia GmbH	Germany	100%	100%
Nokia UK Limited	England & Wales	100%	100%
Nokia TMC Limited	South Korea	100%	100%
Nokia Capitel Telecommunications Ltd	China	61.9%	61.9%
Nokia Finance International B.V.	The Netherlands	100%	100%
Nokia Komárom Kft	Hungary	100%	100%
Nokia do Brazil Technologia Ltda	Brazil	100%	100%
Nokia India Ltd	India	100%	100%

4.D  Property, Plants and Equipment

 At December 31, 2005, Nokia operated 14 manufacturing facilities in eight countries around the world. None of these facilities is subject to a material encumbrance. The following is a list of their location, use and capacity.

Country	Location and Product	Productive Capacity, Net (m2)(1)
BRAZIL	Manaus (mobile devices)	15 321
CHINA	Beijing (mobile devices)	17 948
	Dongguan (mobile devices)	12 768
	Suzhou (base stations and cellular network transmission products)	6450
	Beijing (switching systems, base station controllers, transcoders, home location registers)	4 634
FINLAND	Salo (mobile devices)	29 469
	Oulu (base stations)	13 128
	Espoo (switching systems, base station controllers, transcoders, radio access products)	10 645
	Oulu (plug-in units for both GSM and WCDMA base station product families)	4 689
GERMANY	Bochum (mobile devices)	32 611
HUNGARY	Komárom (mobile devices)	31 849
MEXICO	Reynosa (mobile device batteries, mobile devices)	26 337
REPUBLIC OF KOREA	Masan (mobile devices)	34 468
UNITED KINGDOM	Fleet (mobile devices)	2 728

(1)
Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A  Operating Results

 This section begins with an overview of our four business groups and the principal factors and trends affecting our results of operations. The overview is followed by a discussion of our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments reflected in our reported financial results. We then present a detailed analysis of our results of operations for the last three fiscal years, as well as our liquidity and capital resources.

The following should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report on Form 20-F and "Item 3.D Risk Factors." Our financial statements and the financial information discussed below have been prepared in accordance with IFRS. For a discussion of the principal differences between IFRS and US GAAP, see "—Results of Operations—Principal Differences between IFRS and US GAAP" below and Note 39 to our consolidated financial statements.

Overview

Nokia is the world's largest manufacturer of mobile devices and a leader in mobile network equipment, solutions and services. We also provide equipment, solutions and services for corporate customers.

Nokia is organized in four business groups: Mobile Phones, Multimedia, Enterprise Solutions and Networks. There are also two horizontal groups that support the mobile device business groups: Customer and Market Operations and Technology Platforms. In addition, the structure includes common group functions that consist of common research and general group functions.

Mobile Phones connects people by providing expanding mobile voice and data capabilities across a wide range of mobile devices. Multimedia brings connected mobile multimedia experiences to consumers in the form of advanced mobile devices and applications. Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services. Networks provides network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers.

For the purposes of the discussion under "—Principal Factors Affecting our Results of Operations—Mobile Devices" and "Item 5.C Research and Development, Patents and Licenses", our mobile device net sales and costs include the total net sales and costs of the Mobile Phones and Multimedia business groups as well as the Mobile Devices business unit of the Enterprise Solutions business group. Mobile device net sales and costs exclude the Security & Mobile Connectivity business unit of the Enterprise Solutions business group. The results of that business unit historically have been immaterial.

Business segment data in the following discussion and analysis is prior to inter-segment eliminations. See Note 3 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Nokia's current business group reporting structure was effective as of January 1, 2004. The information for the fiscal year 2003 has been regrouped to reflect that business group structure as if it had been in existence during that year.

The following table sets forth the net sales and operating profit for our business groups for the years indicated.

Net Sales and Operating Profit by Business Group

	Year ended December 31,
	2005		2004, As revised*		2003, As revised*
	Net Sales	Operating Profit/(Loss)	Net Sales	Operating Profit/(Loss)	Net Sales	Operating Profit/(Loss)
	(EUR millions)
Mobile Phones	20 811	3 598	18 521	3 786	20 976	5 893
Multimedia	5 981	836	3 676	175	2 531	(196)
Enterprise Solutions	861	(258)	839	(210)	540	(143)
Networks	6 557	855	6 431	884	5 635	(216)
Common Group Expenses	—	(392)	—	(309)	—	(378)
Eliminations	(19)	—	(96)	—	(149)	—

Total	34 191	4 639	29 371	4 326	29 533	4 960

*
2004 and 2003 financial accounts reflect the retrospective implementation of IFRS 2 and IAS 39(R).

For 2005, our net sales increased 16% to EUR 34 191 million compared with EUR 29 371 million in 2004. Our net sales in 2004 decreased 1% compared with EUR 29 533 million in 2003. At constant currency, group net sales would have grown 20% between 2004 and 2005, and 6% between 2003 and 2004. Our operating profit for 2005 increased 7% to EUR 4 639 million compared with EUR 4 326 million in 2004. Our operating profit in 2004 decreased by 13% from EUR 4 960 million in 2003. Our operating margin was 13.6% in 2005, compared with 14.7% in 2004 and 16.8% in 2003.

The following table sets forth the distribution by geographical area of our net sales for the years indicated.

Percentage of Nokia Net Sales by Geographical Area

	Year ended December 31,
	2005	2004	2003
Europe	42%	42%	45%
Middle East & Africa	13%	12%	11%
China	11%	10%	8%
Asia-Pacific	18%	16%	14%
North America	8%	12%	16%
Latin America	8%	8%	6%

Total	100%	100%	100%

The 10 markets in which Nokia generated the greatest net sales in 2005 were, in descending order of magnitude, China, the US, the UK, India, Germany, Russia, Italy, Spain, Saudi Arabia and France, together representing 52% of total net sales in 2005. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2004 were the US, China, the UK, Germany, India, Brazil, Russia, the United Arab Emirates, Italy and Spain, together representing 55% of total net sales in 2004.

Principal Factors Affecting our Results of Operations

Mobile Devices

Our mobile device sales are derived from the sale of mobile devices by our Mobile Phones and Multimedia business groups and by the Mobile Devices business unit of our Enterprise Solutions business group. Our principal customers are mobile network operators, distributors, independent retailers and corporate customers. Our product portfolio covers all major user segments and price points from entry-level to mid-range and high-end devices offering voice, data, multimedia and business applications. A number of factors affect our sales and profitability, some of which are to a certain extent outside of our control.

Our sales depend on the growth of global mobile device volumes. This growth is driven both by the number of new subscribers as well as by the degree to which the number of existing mobile subscribers replace their mobile devices with devices of similar or higher functionality. Industry volume growth is influenced by, among other factors, regional economic factors; competitive pressures; regulatory environments; the timing and success of product and service introductions by various market participants, including network operators; the commercial acceptance of new mobile devices, technologies and services; and operators' and distributors' financial situations. Industry volumes are also affected by the level of mobile device subsidies that network operators are willing to offer to end users. In highly penetrated markets, industry volumes are dependent on the ability of network operators to successfully introduce services that drive the upgrade and replacement of devices. In low penetration markets, new subscriber growth and volume growth will be impacted by lower cost of ownership, driven by more affordable tariffs and lower cost mobile devices.

According to Nokia's estimates, in 2005 the global device market volume grew by 24% to 795 million units, a record for the industry, compared with 643 million units in 2004. This growth was driven by the strong new subscriber growth in emerging markets like Middle East & Africa and Latin America, as well as by robust replacement sales from primarily color screen and camera devices in Western Europe and North America. The following chart sets forth, based on Nokia's estimates, the global mobile device market volume and year over year growth rate by geographic area for the three years ended December 31, 2005.

Global Mobile Device Market Volume by Geographic Area
based on Nokia's Estimates

	Year ended December 31, 2005	Change (%) 2004 to 2005	Year ended December 31, 2004	Change (%) 2003 to 2004	Year ended December 31, 2003
	(units in millions, except percentage data)
Europe	238	20%	198	31%	151
Middle East & Africa	63	62%	39	34%	29
China	100	19%	84	33%	63
Asia-Pacific	149	18%	126	16%	109
North America	142	16%	122	21%	101
Latin America	103	39%	74	100%	37

Total	795	24%	643	31%	490

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volumes were up 28% in 2005, compared to 2004, reaching 265 million units—a new annual volume record for Nokia. Based on our preliminary market estimate, Nokia's market share grew to 33% in 2005, compared to 32% in 2004.

During 2005, our device volumes in China, Asia-Pacific and Europe exceeded the market volume growth in those geographical areas. In China, Nokia accelerated its market share gains from 2004 as our product portfolio, extensive distribution system, quality and brand drove volumes. We gained market share in Asia-Pacific as a result of the rapid development of the India market and our strong position in that country, driven by much the same competitive strengths as in China. In Europe, our market share was strengthened by our improved product portfolio and sales of our 3G/WCDMA devices.

In Middle East & Africa, our volume growth was somewhat below regional industry volume growth, resulting in a loss of share, while the overall high growth of the area and Nokia's strong market position positively contributed to our global volume growth. In Latin America, Nokia's mobile device volumes grew, although much less than the overall market, resulting in a substantial market share loss in 2005. This reflected the challenging competitive environment in the area's major markets, where operators migrated from TDMA technology, historically a strong market for us, to GSM and CDMA technologies, where our product portfolio was not viewed as sufficiently competitive.

In North America, conditions remained difficult. Consumer preference for clamshell type phones, which we did not have sufficiently in the portfolio for the mid price point in the early part of the year, and our weak market position in CDMA technology, resulted in our volumes and market share declining compared to 2004. However, we closed the year with sequential and year on year market share gains in the fourth quarter, thanks to improvements in our clamshell and CDMA product offerings.

Nokia's device ASP (average selling price) in 2005 was EUR 103, declining 6% from EUR 110 in 2004. Nokia's device ASP in 2003 was EUR 132. This decline is consistent with the industry trend and reflected our strong volume growth and market position in emerging markets, which have the industry's lowest ASPs. Nokia's device ASPs have been calculated by dividing Nokia's total mobile device net sales by mobile device volume.

The following chart sets forth Nokia's mobile device volume and year over year growth rate by geographic area for the three years ended December 31, 2005.

Nokia Mobile Device Volume by Geographic Area

	Year ended December 31, 2005	Change (%) 2004 to 2005	Year ended December 31, 2004	Change (%) 2003 to 2004	Year ended December 31, 2003
	(units in millions, except percentage data)
Europe	88.5	28%	69.2	0%	69.3
Middle East & Africa	39.2	41%	27.8	26%	22.1
China	32.6	72%	18.9	51%	12.5
Asia-Pacific	48.4	39%	34.8	26%	27.6
North America	25.8	(10)%	28.8	(11)%	32.4
Latin America	30.4	8%	28.2	83%	15.4

Total	264.9	28%	207.7	16%	179.3

Our ability to grow our volumes depends to a large extent on our capability to maintain a competitive product portfolio of compelling, affordable and quality products, and to deliver them on a timely basis. For Nokia, a competitive product portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive features, functionality and design for all major consumer segments and price points, supported by the Nokia brand, quality and competitive cost structure. This requires us to understand the different markets in which we operate, and to identify key market trends and address our customers' needs in a proactive and timely manner. Our ability to continuously renew our product portfolio is also key to our success.

We see significant volume growth potential both in the emerging as well as in the developed markets, both in terms of new subscribers and replacements. Nokia also sees sales growth opportunities in capturing value from other markets by bringing enhanced mobile experiences to consumers, such as, mobile photography and mobile music. Nokia also believes there is significant sales growth potential in bringing mobility to enterprises where the market is still at the early stages of development.

The enterprise market is emerging as an opportunity for the mobile communications industry. Businesses are beginning to realize the potential productivity gains, cost savings and competitive advantages created by secure mobile voice, data and business applications. With our Enterprise Solutions business group we intend to capture profitable segments of the enterprise market by offering products and services designed to help enterprises improve their performance by extending their use of mobility with a diverse range of mobile devices, mobile applications and security, as well as service and support.

Nokia believes that the device business is increasing in complexity. The industry winners will need to master an array of challenges to succeed in the marketplace. In our view, winners need to have great products with the right design, leading technology, a low cost base and excellent quality, all supported by a world recognized brand. In addition, the winners must possess scale advantages and excellent manufacturing and logistics. Scale, operational efficiency and cost control have been and will continue to be important factors affecting Nokia's profitability and competitiveness. Our mobile device product costs are comprised of the cost of components, manufacturing labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs as well as warranty and other quality costs. We believe our 2005 device volume of 265 million units, close to twice the volume of the nearest competitor, gives us sizeable scale benefits in component procurement. We also believe that effective and efficient research and development is vital to remaining competitive. For 2005 and 2004, the research and development expenses represented approximately 9% and 10%, respectively, of mobile device net sales. In 2005, the sales and marketing costs related to mobile devices were EUR 2.4 billion compared with EUR 1.9 billion in 2004. We are focusing on return on investment of our marketing expenditure by further leveraging our scale benefits and by deriving further efficiencies in the investments we make.

Nokia's aim is to execute our strategy by expanding the market and also by growing our mobile device market share. Of all new subscribers estimated to be added over the next three years, a clear majority are expected to come from the emerging markets. In 2006, we expect to see continued demand for advanced products, such as camera phones, 3G/WCDMA devices, smartphones and other mobile multimedia devices and services. In the short term, we believe the most significant opportunities are in mobile photography, mobile music and continued penetration of color displays. In 2005, Nokia was a clear leader in Europe, Middle East & Africa, Asia-Pacific, China, the smartphone market and in the advanced 3G/WCDMA and EDGE technologies. Nokia's goal is to increase its overall volume market share in its device business in 2006.

Nokia expects the mobile device market volume to grow more than 10% in 2006, from our preliminary estimate of approximately 795 million units in 2005. We also expect the device industry to experience value growth in 2006, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets. Nokia expects the majority of the industry's volume growth in 2006 to come from the emerging markets, which are expected to account for approximately half of the mobile device industry volumes in 2006.

Nokia estimates that the replacement market will represent over 60% of industry volumes in 2006, compared with approximately 60% in 2005. We believe that replacement sales will be driven by camera phones, 3G/WCDMA devices, smartphones, continued penetration of color displays, music features, mobile multimedia services and general aesthetic trends. According to our estimates the global 3G/WCDMA market totaled 44 million units in 2005 and we believe that it will at least double in 2006. We believe that the global mobile subscriber base reached approximately 2.2 billion at the end of 2005, and we estimate that this figure will reach 3 billion during 2008.

Our target is to continue to lower our mobile device R&D expenses/net sales ratio to 8% by the end of 2006, while simultaneously ensuring that the most compelling products are brought to market at the right time.

Infrastructure

Our Networks business group drives our infrastructure net sales by providing network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers. Nokia's Enterprise Solutions business group also provides a variety of interoperable corporate infrastructure products, as discussed in the last paragraph of this section. A number of factors affect the sales and profitability of our infrastructure business, some of which are to a certain extent outside of our control.

Networks' net sales depend on the mobile infrastructure market driven by network operator investments. In low penetration markets, the principal factor influencing operator investments is the growth in mobile usage and the growth in number of subscribers. This growth in turn leads to increased demand for mobile network infrastructure as operators seek to build networks and launch commercial services to meet coverage and capacity requirements. In low penetration markets, where most networks currently use 2G technology, competition among suppliers is driven by price, the ability to provide networks and services designed for low total cost of ownership, and the ability to roll-out and support mobile networks. Investments by network operators in low penetration markets may also depend on regulatory developments, such as the availability, number and cost of telecommunications licenses. 3G/WCDMA deployment plans may also have an impact on the size and speed of operators' 2G investments.

In more developed markets, operator investments are driven primarily by the decision to expand the capacity of existing networks or upgrade them in order to incorporate new technologies, such as 3G/WCDMA, and next generation core. The demand for and commercial acceptance of such new technologies is largely dependent upon the attractiveness of related services, the pricing of 3G mobile devices, and the further maturity of 3G technologies as well as local regulation. In 3G, vendors compete on the basis of price, track record of network implementations, and which future technologies they plan to offer and when.

In 2005, according to our estimates, the value of the mobile infrastructure market increased approximately 10% from 2004, while in 2004 it increased by approximately 14% from 2003 in euro terms. Subscriber growth combined with increased voice usage in some markets has been the main driver for the 2005 market growth. Investments in 3G also contributed positively to market growth in Western Europe, Asia-Pacific and the US.

The following chart sets forth the global mobile infrastructure market size by geographic area, based on Nokia's estimates, for the three years ended December 31, 2005. Nokia's estimate of the value of the mobile infrastructure market includes sales of mobile infrastructure equipment and related services for all cellular standards.

Global Mobile Infrastructure Market Size by Geographic Area
based on Nokia's Estimates

	Year ended December 31, 2005	Change (%) 2004 to 2005	Year ended December 31, 2004	Change (%) 2003 to 2004	Year ended December 31, 2003
	(EUR billions, except percentage data)
Europe	13.9	9%	12.8	15%	11.1
Middle East & Africa	4.5	15%	3.9	23%	3.2
China	5.8	(9)%	6.3	10%	5.7
Asia-Pacific	9.9	20%	8.2	11%	7.4
North America	10.9	11%	9.9	9%	9.1
Latin America	4.3	21%	3.5	32%	2.7

Total	49.3	10%	44.6	14%	39.2

Networks' sales and profitability are also affected by the product mix. The share of 3G/WCDMA projects increased from about 17% in 2004 to about 20% in 2005 while the average gross margin in 3G/WCDMA projects improved close to our average group margin of Networks. Service related sales, such as roll-out, maintenance, professional and managed services, grew as a proportion of total sales throughout 2004 and 2005 from approximately 25% in 2004 to over 30% by year end 2005. In 2005, the increased share of services had a slightly negative impact on our profitability as services generally have lower gross margins than equipment sales and the initial stages of the contracts tend to also have somewhat lower operating margins.

In 2004, Networks entered several new geographical areas, with the effect that initial roll-out profitability was negatively impacted by market entry related costs as well as by the highly competitive nature of these markets. In 2005, we continued this aggressive market strategy with the intention to build greater scale and customer reach which we expect to result in improving profitability in the mid to longer term. We also were successful in increasing the number of swap-outs of competitors' equipment in 2005. Combined with a more aggressive entry into a number of fast-growing emerging markets, these factors had a negative impact on Networks profitability in 2005.

Networks has more than 150 mobile network customers in over 60 countries. Our systems serve roughly in excess of 400 million customers, a number we expect will grow rapidly given that many of our customers are in new emerging markets.

The following chart sets forth Nokia's Networks' net sales by geographic area for the three years ended December 31, 2005.

Networks Net Sales by Geographic Area

	Year ended December 31, 2005	Change (%) 2004 to 2005	Year ended December 31, 2004, As revised	Change (%) 2003 to 2004	Year ended December 31, 2003, As revised
	(EUR millions, except percentage data)
Europe	2 813	1%	2 774	10%	2 519
Middle East & Africa	274	(13)%	316	23%	256
China	695	(20)%	872	31%	666
Asia-Pacific	1 197	27%	942	23%	765
North America	816	(19)%	1 008	(5)%	1 060
Latin America	762	47%	520	41%	369

Total	6 557	2%	6 432	14%	5 635

Networks sales are also impacted by price developments. Like our mobile devices business, the products and solutions offered by our Networks business are subject to price erosion over time, largely as a result of technology maturation and competitive pressures in the markets where we operate. We endeavor to mitigate the effect of the strong pricing pressures by lowering our cost base, improving operational efficiency and developing higher margin differentiated solutions for our customers. Our core network modernizing solution and innovative high capacity 3G/WCDMA base station platform provide operators with savings potential both in capital expenditure and in operating expenses. We have also taken actions to drive our software business to expand our margins.

Networks' profitability is affected by the level of our R&D spending. In prior years, the level of R&D in our infrastructure business has been high due to the simultaneous development of multiple radio access technologies and new core network platforms. In 2005, our research and developments costs were 17.8% of our net sales. We are targeting to bring down the level of our R&D spend as a percentage of sales, however, there are a number of market developments, including an increased requirement for 3G/WCDMA frequency variants and alternative radio access technologies, that may affect our ability to achieve our challenging target of 14% of our net sales by the end of 2006. This Networks' R&D target is part of the plan to bring overall Nokia R&D expenditure down to 9%-10% of net sales by the end of 2006. As discussed above in this section under "—Mobile Devices", in our mobile device business we are targeting an R&D expenses/net sales ratio of 8% by the end of 2006.

In mobile infrastructure, we expect moderate growth in the mobile infrastructure market in euro terms in 2006. We expect the market to be driven by continuing subscriber growth, growing minutes of use, technology evolution and a growing trend by operators to outsource network operations.

Within our Enterprise Solutions infrastructure business, we believe that we have the potential to grow our net sales and improve our profitability further by addressing enterprises' demand for interoperable corporate infrastructure products such as firewalls and IP VPNs.

Subsequent Events

Preliminary Agreement with SANYO

On February 14, 2006, Nokia and SANYO Electric Co., Ltd announced a preliminary agreement with intent to form a new global company comprised of their respective CDMA mobile phone businesses—separate from the parent companies. The relevant assets from both companies will be contributed or made available for the new entity. Final agreements are expected to be signed in the second quarter of 2006, with the new business expected to commence operations in the third quarter of 2006, provided that the due diligence has been completed and all necessary regulatory approvals obtained.

Considering the preliminary structure, the new entity is expected to be treated as an associated company for accounting purposes, and therefore upon formation Nokia's share of the revenues and expenses and assets and liabilities of the entity will be shown as single line item in the consolidated profit and loss, balance sheet and financial statements of the Group. The historical Nokia CDMA business has represented less than 5% of our net sales, operating profit and total assets. Additional information regarding the impact of this transaction on us will become available once agreements with SANYO Electric Co., Ltd are finalized.

Acquisition of Intellisync

In February 2006, Nokia acquired 100% of the outstanding common shares of Intellisync Corporation for cash consideration of approximately EUR 368 million. Intellisync delivers wireless email and other applications over an array of devices and application platforms across carrier networks. Intellisync will be integrated into the Enterprise Solutions business group, and its results of operations will be included in our consolidated financial statements as from the acquisition date.

Other than the cash consideration paid and corresponding intangible assets recognized, principally goodwill, the acquisition is not expected to have a material effect on our results of operations, financial position, or cash flows in 2006.

Telsim settlement

As previously agreed with Telsim and the Turkish Savings and Deposit Insurance Fund (TMSF), which currently controls and manages Telsim's assets, Nokia will receive a settlement payment upon completion of the sale of Telsim's assets for losses Nokia incurred in 2001. Our share of the announced purchase price expected to be received during the first half of 2006 is 7.5% of the purchase price, or USD 341 million (EUR 285 million) and is subject to negotiations.

Certain Other Factors

United States Dollar

In 2005 the US dollar was weaker on average than in 2004, even though the US dollar trend reversed and the US dollar appreciated against the euro by 12.6% (when measured year-end rate compared to the year-end rate for the previous year). When measured by the average rate used to record transactions in foreign currency for accounting purposes for the year compared with the corresponding rate for the previous year, the US dollar depreciated against the euro by 1.7% in 2005. The weaker US dollar on average had a slight negative impact on our net sales expressed in euros because somewhat more than 50% of our net sales are generated in US dollars and currencies closely following the US dollar. However, the average depreciation of the US dollar also contributed to a lower average product cost as more than 50% of the components we use are sourced in US dollars. To mitigate the impact of changes in exchange rates on net sales as well as average product cost, we hedge all material transaction exposures on a gross basis. All in all, the average depreciation of the US dollar had a slightly negative impact on our operating profit in 2005. For more information, see "—Results of Operations—Exchange Rates" below.

Finnish Corporate Tax Rate

Effective January 1, 2005 the Finnish corporate tax rate was reduced by 3 percentage points from 29% to 26%. This reduction had a significant favorable impact on Nokia's net profit as more than half of Nokia's profit before tax has been generated in Finland. See also Note 13 to our consolidated financial statements for a further discussion of our income taxes.

Seasonality

Our device sales are somewhat affected by seasonality. Historically, the first quarter of the year was the lowest quarter of the year, while the fourth quarter was the strongest quarter. This was mainly due to the effect of holiday sales. The second quarter of the year was another high season, as consumers in the Northern Hemisphere prepared for summer vacations. The third quarter was usually slower than the second and fourth quarters, as consumers postponed purchases until the end of year holiday season.

However, over the past four years, we have seen a trend towards less seasonality. We still continue to see the fourth quarter as our strongest quarter, while the differences between the three other quarters have begun to moderate. This trend has resulted, first, from the fact that the purchasing behavior of first-time mobile device buyers tends to be more seasonal than that of people who are replacing their device for a new model. Because replacement sales comprise an increasing percentage of sales, the seasonality of mobile device sales has decreased. The trend towards less seasonality has also been aided by an increase of our geographical sales reach. The times at which people give gifts vary across the world, and as our global sales coverage increases, this softens the seasonality of sales. However, as we still continue to see our strongest sales in the fourth quarter, we believe that they are still supported by the year-end and holiday seasonality.

Our infrastructure business has also experienced some seasonality during the last few years. Sales have been higher in the last quarter of the year compared with the first quarter of the following year, due to operators' planning, budgeting and spending cycle.

Accounting developments

As of January 1, 2005, we adopted new accounting standards, the most significant of which were: IFRS 2, Share-based payment and IAS 39(R), Financial instruments: Recognition and Measurement, which supersedes IAS 39 (revised 2000). These are discussed in more detail under "Basis of presentation" in Note 1 and in Note 2 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

The International Accounting Standards Board, or IASB, has and will continue to critically examine current International Financial Reporting Standards, or IFRS, with a view toward increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules continued in 2005 resulting in amendments to the existing rules effective from January 1, 2006 and additional amendments effective the following year. These are discussed in more detail under "New IFRS standards and revised IAS standards" in Note 1 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Critical Accounting Policies

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 1 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F. Certain of Nokia's accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Nokia believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements. We have discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.

Revenue recognition

Revenue from the majority of the Group is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. The remainder of revenue is recorded under the percentage of completion method.

Mobile Phones, Multimedia and Enterprise Solutions, and certain Networks' revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. This requires us to assess at the point of delivery whether these criteria have been met. When management determines that such criteria have been met, revenue is recognized. Nokia records estimated reductions to revenue for special pricing agreements, price protection and other volume based discounts at the time of sale, mainly in the mobile device business. Sales adjustments for volume based discount programs are estimated based largely on historical activity under similar programs. Price protection adjustments are based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the product to the end user.

Networks' revenue and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the cost to complete the contract can be estimated reliably, it is probable that economic benefits associated with the contract will flow to the Group, and the stage of contract completion can be measured. When we are not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered. Completion is measured by reference to costs incurred to date as a percentage of estimated total project costs, the cost-to-cost method.

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

Networks' customer contracts may include the provision of separately identifiable components of a single transaction, for example the construction of a network solution and subsequent network maintenance services. Accordingly, for these arrangements, revenue recognition requires proper identification of the components of the transaction and evaluation of their commercial effect in order to reflect the substance of the transaction. If the components are considered separable, revenue is allocated across the identifiable components based upon relative fair values.

Networks' current sales and profit estimates for projects may change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers' plans, realization of penalties, and other corresponding factors.

Customer financing

We have provided a limited amount of customer financing and agreed extended payment terms with selected customers in our Networks business. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectibility of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable as well as the likelihood and timing of estimated collections. See also Note 38(b) to our consolidated financial statements for a further discussion of long-term loans to customers and other parties.

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

Inventory-related allowances

We periodically review our inventory for excess, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods.

Warranty provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Nokia's products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As we continuously introduce new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision.

Provision for intellectual property rights, or IPR, infringements

We provide for the estimated future settlements related to asserted and unasserted IPR infringements based on the probable outcome of each infringement.

Our products and solutions include increasingly complex technologies involving numerous patented and other proprietary technologies. Although we proactively try to ensure that we are aware of any patents and other intellectual property rights related to our products and solutions under development and thereby avoid inadvertent infringement of proprietary technologies, the nature of our business is such that patent and other intellectual property right infringements may and do occur. Through contact with parties claiming infringement of their patented or otherwise exclusive technology, or through our own monitoring of developments in patent and other intellectual property right cases involving our competitors, we identify potential IPR infringements.

We estimate the outcome of all potential IPR infringements made known to us through assertion by third parties, or through our own monitoring of patent- and other IPR-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will result in a probable outflow of resources, we record a liability based on our best estimate of the expenditure required to settle infringement proceedings.

Our experience with claims of IPR infringement is that there is typically a discussion period with the accusing party, which can last from several months to years. In cases where a settlement is not reached, the discovery and ensuing legal process typically lasts a minimum of one year. For this reason, IPR infringement claims can last for varying periods of time, resulting in irregular movements in the IPR infringement provision. In addition, the ultimate outcome or actual cost of settling an individual infringement may materially vary from our estimates.

Legal contingencies

As discussed in Item 8.A.7 Litigation and Note 32 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

Capitalized development costs

We capitalize certain development costs when it is probable that a development project will be a success and certain criteria, including commercial and technical feasibility, have been met. These costs are then amortized on a systematic basis over their expected useful lives, which due to the constant development of new technologies is between two to five years. During the development stage, management must estimate the commercial and technical feasibility of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset's net selling price and value in use. Value in use is the present value of discounted estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For projects still in development, these estimates include the future cash outflows that are expected to occur before the asset is ready for use. See Note 8 to our consolidated financial statements.

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

  •
  significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  •
  significantly negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on discounted projected cash flows.

This review is based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. In assessing goodwill, for IFRS these discounted cash flows are prepared at a cash generating unit level, and for US GAAP these cash flows are prepared at a reporting unit level. Consequently, an impairment could be required under IFRS and not US GAAP or vice versa. Amounts estimated could differ materially from what will actually occur in the future.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. Changes in these assumptions may cause the Group to recognize impairments or losses in the future periods.

Deferred taxes

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We recognize deferred tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized. If the final outcome of these matters differs from the amounts initially recorded, differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

Share-based compensation

We have various types of equity settled share based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on certain assumptions. Those assumptions are described in Note 24 to the consolidated financial statements and include, among others, the dividend yield, expected volatility and expected life of the options. The expected life of options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.

Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of sales and earnings per share. On a regular basis we review the assumptions made and revise the estimates of the number of performance shares that are expected to be settled, where necessary. At the date of grant the number of performance shares granted to employees that are expected to be settled is assumed to be the target amount. Any subsequent revisions to the estimates of the number of performance shares expected to be settled may increase or decrease total compensation expense. Such increase or decrease adjusts the prior period compensation expense in the period of the review on a cumulative basis for unvested performance shares for which compensation expense has already been recognized in the profit and loss account, and in subsequent periods for unvested performance shares for which the expense has not yet been recognized in the profit and loss account. Significant differences in employee option activity, equity market performance and our projected and actual sales and earnings per share performance, may materially affect future expense. In addition, the value, if any, an employee ultimately receives from share-based payment awards may not correspond to the expense amounts recorded by the Group.

Results of Operations

2005 compared with 2004

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for Nokia for the fiscal years 2005 and 2004.

	Year ended December 31, 2005	Percentage of Net Sales	Year ended December 31, 2004 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	34 191	100.0%	29 371	100.0%	16%
Cost of sales	(22 209)	(65.0)%	(18 179)	(61.9)%	22%

Gross profit	11 982	35.0%	11 192	38.1%	7%
Research and development expenses	(3 825)	(11.2)%	(3 776)	(12.9)%	1%
Selling and marketing expenses	(2 961)	(8.7)%	(2 564)	(8.7)%	15%
Administrative and general expenses	(609)	(1.8)%	(611)	(2.1)%	—
Other operating income and expenses	52	0.2%	181	0.6%	(71)%
Amortization of goodwill	—	—	(96)	(0.3)%	(100)%

Operating profit	4 639	13.6%	4 326	14.7%	7%

For 2005, Nokia's net sales increased 16% to EUR 34.2 billion compared with EUR 29.4 billion in 2004. At constant currency, group net sales would have grown 20% in 2005. Our gross margin in 2005 was 35.0% compared with 38.1% in 2004. This reflected the higher proportion of entry level devices in our product mix in 2005 due to strong volume growth in emerging markets, which have the industry's lowest ASPs. Our gross margin in 2005 was also affected by intense price competition in both the device and infrastructure markets, as well as by the lower margin services business and emerging markets representing an increased share of Networks sales.

Research and development, or R&D, expenses were EUR 3.8 billion in both 2005 and 2004. Research and development expenses represented 11.2% of net sales in 2005, down from 12.9% in

2004. Research and development expenses increased in Mobile Phones and Enterprise Solutions and decreased in Multimedia and Networks. In 2005, Multimedia incurred a restructuring charge of EUR 15 million related to R&D activities. Networks R&D expenses included impairments of EUR 115 million in 2004. If these items were excluded, R&D expenses would have increased 4% in 2005 and would have represented 11.1% of Nokia net sales in 2005 compared with 12.5% of Nokia net sales in 2004.

Selling and marketing expenses increased in Mobile Phones, Multimedia and Enterprise Solutions due to increased marketing spend in the device business groups and decreased spending in Networks. In 2005, selling and marketing expenses were EUR 3.0 billion, up 15% from EUR 2.6 billion in 2004. Selling and marketing expenses were equal to 8.7% of Nokia net sales in both 2005 and 2004.

Administrative and general expenses were EUR 0.6 billion in both 2005 and 2004. Administrative and general expenses were equal to 1.8% of net sales in 2005 and 2.1% in 2004.

In 2005, other operating income and expenses included a gain of EUR 61 million relating to the divesture of the Group's Tetra business, a gain of EUR 18 million related to the partial sale of a minority investment, and a gain of EUR 45 million related to qualifying sales and leaseback transactions for real estate. In 2005, Enterprise Solutions recorded a charge of EUR 29 million for personnel expenses and other costs in connection with the restructuring taken in light of general downturn in market conditions. In 2004, other operating income and expenses included a return of an insurance premium of EUR 160 million and a EUR 12 million loss from the divestiture of Nextrom.

Nokia Group's operating profit for 2005 increased 7% to EUR 4 639 million compared with EUR 4 326 million in 2004. A substantial increase in Multimedia's operating profit in 2005 more than offset operating profit declines in the other business groups. Our operating margin was 13.6% in 2005 compared with 14.7% in 2004.

Results by Segments

Mobile Phones

The following table sets forth selective line items and the percentage of net sales that they represent for the Mobile Phones business group for the fiscal years 2005 and 2004.

	Year ended December 31, 2005	Percentage of Net Sales	Year ended December 31, 2004 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	20 811	100%	18 521	100.0%	12%
Cost of sales	(14 331)	(68.9)%	(12 045)	(65.0)%	19%

Gross profit	6 480	31.1%	6 476	35.0%	—
Research and development expenses	(1 245)	(6.0)%	(1 196)	(6.5)%	4%
Selling and marketing expenses	(1 541)	(7.4)%	(1 300)	(7.0)%	19%
Administrative and general expenses	(68)	(0.3)%	(96)	(0.5)%	(29)%
Other operating income and expenses	(28)	(0.1)%	(21)	(0.1)%	33%
Amortization of goodwill	—	—	(77)	(0.4)%	(100)%

Operating profit	3 598	17.3%	3 786	20.4%	(5)%

Mobile Phones business group 2005 net sales increased 12% to EUR 20 811 million compared with EUR 18 521 million in 2004. At constant currency, Mobile Phones business group net sales would have increased by 15%. Sales growth was strongest in China followed by Asia-Pacific, Europe and Middle East & Africa. Net sales declined in North America and to a lesser extent in Latin America. Net sales in 2005 increased as a result of strong demand for the Nokia 6230 mid range family, including the Nokia 6230i (Nokia's highest revenue generating phone in 2005), the entry level Nokia 1100 family and the Nokia 2600. Volume growth was partially offset by declining ASPs.

Mobile Phones 2005 gross profit was EUR 6 480 million, virtually the same level as 2004. This represented a gross margin of 31.1% in 2005 compared with a gross margin of 35.0% in 2004. This decline reflected a higher proportion of sales of lower priced entry level phones, driven by strong demand in emerging markets where our share is high.

Mobile Phones 2005 R&D expenses increased by 4% to EUR 1 245 million, with the target to bring more new products to the market, compared with EUR 1 196 million in 2004. In 2005, R&D expenses represented 6.0% of Mobile Phones net sales compared with 6.5% of its net sales in 2004.

In 2005, Mobile Phones selling and marketing expenses increased by 19% to EUR 1 541 million as a result of higher investments in marketing and advertising in order to introduce more new products, compared with EUR 1 300 million in 2004. In 2005, selling and marketing expenses represented 7.4% of Mobile Phones net sales compared with 7.0% of its net sales in 2004.

In 2005, Mobile Phones operating profit decreased 5% to EUR 3 598 million compared with EUR 3 786 million in 2004, with a 17.3% operating margin, down from 20.4% in 2004. This decline reflected a higher proportion of sales of lower priced entry level phones, driven by strong demand in emerging markets where our share is high, in addition to an increase in operating expenses as explained above.

Multimedia

The following table sets forth selective line items and the percentage of net sales that they represent for the Multimedia business group for the fiscal years 2005 and 2004.

	Year ended December 31, 2005	Percentage of Net Sales	Year ended December 31, 2004 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	5 981	100%	3 676	100.0%	63%
Cost of sales	(3 492)	(58.4)%	(2 118)	(57.6)%	65%

Gross profit	2 489	41.6%	1 558	42.4%	60%
Research and development expenses	(860)	(14.4)%	(863)	(23.5)%	—
Selling and marketing expenses	(705)	(11.8)%	(488)	(13.2)%	44%
Administrative and general expenses	(38)	(0.6)%	(36)	(1.0)%	6%
Other operating income and expenses	(50)	(0.8)%	16	0.4%	—
Amortization of goodwill	—	—	(12)	(0.3)%	—

Operating profit	836	14.0%	175	4.8%	378%

Multimedia business group 2005 net sales increased 63% to EUR 5 981 million compared with EUR 3 676 million in 2004. At constant currency, Multimedia net sales would have increased 69% in 2005. Strong sales were supported by high demand for 3G/WCDMA devices such as the Nokia

6680 and the Nokia 6630, as well as the Nokia N70 towards the end of the year. Sales growth was highest in the Middle East & Africa, Europe and China, as well as in Asia-Pacific. Multimedia sales in the Americas continued at a low level.

Multimedia 2005 gross profit increased by 60% to EUR 2 489 million compared with EUR 1 558 million in 2004. This represented a gross margin of 41.6% in 2005 compared with a gross margin of 42.4% in 2004. The increase in gross profit was in line with the growth in net sales.

Multimedia 2005 R&D expenses were EUR 860 million compared with EUR 863 million in 2004, representing 14.4% of Multimedia net sales in 2005 compared with 23.5% of its net sales in 2004. A restructuring charge of EUR 15 million was recorded in 2005, as a result of more focused R&D activities.

In 2005, Multimedia's selling and marketing expenses increased by 44% to EUR 705 million as a result of increase in marketing and advertising expenses, primarily due to the launch of the Nokia Nseries sub-brand. Selling and marketing expenses were EUR 488 million in 2004. In 2005, selling and marketing expenses represented 11.8% of Multimedia's net sales compared with 13.2% of its net sales in 2004.

In 2005, other operating income and expenses included a gain of EUR 19 million related to the divesture of the Group's Tetra business.

Multimedia 2005 operating profit increased to EUR 836 million compared with EUR 175 million in 2004, with an operating margin of 14.0% in 2005, up from 4.8% in 2004. Operating profit was affected by significant expenditures to launch and market the Nokia Nseries sub-brand in 2005.

Enterprise Solutions

The following table sets forth selective line items and the percentage of net sales that they represent for the Enterprise Solutions business group for the fiscal years 2005 and 2004.

	Year ended December 31, 2005	Percentage of Net Sales	Year ended December 31, 2004 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	861	100.0%	839	100.0%	3%
Cost of sales	(459)	(53.3)%	(475)	(56.6)%	(3)%

Gross profit	402	46.7%	364	43.4%	10%
Research and development expenses	(329)	(38.2)%	(304)	(36.2)%	8%
Selling and marketing expenses	(221)	(25.7)%	(199)	(23.7)%	11%
Administrative and general expenses	(74)	(8.6)%	(61)	(7.3)%	21%
Other operating income and expenses	(36)	(4.2)%	(4)	(0.5)%	—
Amortization of goodwill	—	—	(6)	(0.7)%	100%

Operating loss	(258)	(30.0)%	(210)	(25.0)%	23%

Enterprise Solutions business group 2005 net sales increased 3% to EUR 861 million compared with EUR 839 million in 2004. While overall net sales for the year demonstrated modest growth, net sales in 2005 were negatively impacted by the significantly lower sales in the fourth quarter.

In Enterprise Solutions, gross profit increased by 10% to EUR 402 million due to higher sales, compared with EUR 364 million in 2004. This represented a gross margin of 46.7% in 2005 compared with a gross margin of 43.4% in 2004.

In Enterprise Solutions, R&D expenses in 2005 increased by 8% to EUR 329 million due to the target to broaden the product offering including the launch of Nokia Business Center and Eseries products. R&D expenses in 2004 were EUR 304 million. R&D expenses represented 38.2% of Enterprise Solutions net sales in 2005 and 36.2% of its net sales in 2004.

In 2005, Enterprise Solutions selling and marketing expenses increased by 11% to EUR 221 million as a result of the marketing of the Nokia 9300 enterprise smartphone and the launch of Eseries products. Selling and marketing expenses were EUR 199 million in 2004. In 2005, selling and marketing expenses represented 25.7% of Enterprise Solutions net sales and 23.7% of its net sales in 2004.

Other operating income and expenses in 2005 included a EUR 29 million restructuring charge for personnel expenses primarily related to headcount reductions.

Enterprise Solutions operating loss increased 23% to EUR 258 million (including a EUR 29 million restructuring charge) in 2005 compared with a loss of EUR 210 million in 2004, with an operating margin of -30.0% in 2005 and an operating margin of -25.0% in 2004.

Networks

The following table sets forth selective line items and the percentage of net sales that they represent for the Networks business group for the fiscal years 2005 and 2004.

	Year ended December 31, 2005	Percentage of Net Sales	Year ended December 31, 2004 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	6 557	100.0%	6 431	100.0%	2%
Cost of Sales	(3 967)	(60.5)%	(3 688)	(57.3)%	8%

Gross profit	2 590	39.5%	2 743	42.7%	(6)%
Research and development expenses	(1 170)	(17.8)%	(1 194)	(18.6)%	(2)%
Selling and marketing expenses	(475)	(7.3)%	(503)	(7.8)%	6%
Administrative and general expenses	(211)	(3.2)%	(210)	(3.3)%	—
Other income and expenses	121	1.8%	48	0.7%	152%
Amortization of goodwill	—	—	—	—	—

Operating profit	855	13.0%	884	13.7%	(3)%

Networks business group 2005 net sales increased 2% to EUR 6 557 million compared with EUR 6 431 million in 2004. At constant currency, Networks business group net sales would have been up 6%. Strong sales growth in Latin America and Asia-Pacific was offset by sales declines in China and North America, while sales in Europe remained virtually unchanged.

In Networks, gross profit decreased by 6% to EUR 2 590 million primarily due to investments in the growing network services market, which generally has lower gross margins than equipment sales, as well as intense price pressure and our ongoing push into markets where historically we have not had a presence, compared with EUR 2 743 million in 2004. This represented a gross margin of 39.5% in 2005 compared with a gross margin of 42.7% in 2004.

In Networks, R&D expenses decreased 2% to EUR 1 170 million compared with EUR 1 194 million in 2004. In 2005, R&D expenses represented 17.8% of Networks net sales compared with 18.6% in 2004. R&D expenses in 2004 included impairments of capitalized R&D of EUR 115 million due to the discontinuation of certain products and base station horizontalization projects and an impairment related to the 3G/WCDMA radio access network project. If these impairments were excluded, R&D expenses would have increased 8% in 2005. This would have represented 17.8% of Networks net sales in 2005 compared with 16.8% of its net sales in 2004.

In 2005, Networks selling and marketing expenses decreased by 6% to EUR 475 million compared with EUR 503 million in 2004. In 2005, selling and marketing expenses represented 7.3% of Networks net sales compared with 7.8% of its net sales in 2004.

Other operating income and expenses included a gain of EUR 42 million related to the divesture of the Group's Tetra business and EUR 18 million gain related to the partial sale of a minority investment.

Networks 2005 operating profit decreased to EUR 855 million from EUR 884 million in 2004. The business group's operating margin for 2005 was 13.0% compared with 13.7% in 2004. The decline in Networks profitability was primarily due to investments in the growing network services market, which generally has lower gross margins than equipment sales, as well as intense price pressure and our ongoing push into markets where historically we have not had a presence.

Common Group Expenses

Common Group expenses totaled EUR 392 million in 2005 compared with EUR 309 million in 2004. In 2005, this included a EUR 45 million gain for real estate sales and in 2004 a positive item of EUR 160 million representing the premium return under our multi-line, multi-year insurance program, which expired during 2004. The return was due to our low claims experience during the policy period. In 2004, it also included a EUR 12 million negative impact from the divestiture of our holding in Nextrom Holding S.A.

Net Financial Income

Net financial income totaled EUR 322 million in 2005 compared with EUR 405 million in 2004. Net financial income included a EUR 57 million gain from the sale of the remaining France Telecom bond in 2005 and a gain of EUR 106 million from the sale of a portion of the France Telecom bond in 2004. Interest income decreased due to a lower level of cash and other liquid assets towards the end of the year due to higher share buybacks. Above mentioned lower gains and lower interest income were the main reasons for lower net financial income in 2005 than in 2004.

The net debt to equity ratio was negative -77% at December 31, 2005 compared with a net debt to equity ratio of -79% at December 31, 2004. See "Item 5.B Liquidity and Capital Resources" below.

Profit Before Taxes

Profit before tax and minority interests increased 6% to EUR 4 971 million in 2005 compared with EUR 4 705 million in 2004. Taxes amounted to EUR 1 281 million and EUR 1 446 million in 2005 and 2004, respectively. Taxes include a tax refund from previous years of EUR 48 million in 2005. Effective tax rate decreased to 25.8% in 2005 compared with 30.7% in 2004, impacted by the decrease in the Finnish Corporate tax from 29% to 26%.

Minority Interests

Minority shareholders' interest in our subsidiaries' profits totaled EUR 74 million in 2005 compared with EUR 67 million in 2004.

Net Profit and Earnings per Share

Net profit in 2005 totaled EUR 3 616 million compared with EUR 3 192 million in 2004, representing a year-on-year increase in net profit of 13% in 2005. Earnings per share in 2005 increased to EUR 0.83 (basic and diluted) compared with EUR 0.69 (basic and diluted) in 2004.

2004 compared with 2003

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for Nokia for the fiscal years 2004 and 2003.

	Year ended December 31, 2004 As revised	Percentage of Net Sales	Year ended December 31, 2003 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	29 371	100.0%	29 533	100.0%	(1)%
Cost of sales	(18 179)	(61.9)%	(17 325)	(58.7)%	5%

Gross profit	11 192	38.1%	12 208	41.3%	(8)%
Research and development expenses	(3 776)	(12.9)%	(3 788)	(12.8)%	—
Selling, general and administrative expenses	(2 994)	(10.2)%	(3 376)	(11.4)%	(11)%
Customer finance impairment charges, net of reversal	—	—	226	0.7%	(100)%
Impairment of goodwill	—	—	(151)	(0.5)%	(100)%
Amortization of goodwill	(96)	(0.3)%	(159)	(0.5)%	(40)%

Operating profit	4 326	14.7%	4 960	16.8%	(13)%

For 2004, Nokia net sales decreased 1% to EUR 29.4 billion compared with EUR 29.5 billion in 2003. At constant currency, group net sales would have been up 6%. Our gross margin in 2004 was 38.1% compared with 41.3% in 2003, primarily reflecting lower sales in Mobile Phones.

Research and development, or R&D, expenses were EUR 3.8 billion in both 2004 and 2003. Research and development expenses represented 12.9% of net sales in 2004, materially unchanged from 2003. Research and development expenses increased in Mobile Phones, Multimedia and Enterprise Solutions and decreased in Networks. Networks R&D expenses included impairments of EUR 115 million in 2004 and personnel-related restructuring costs, impairments and write-offs totaling EUR 470 million in 2003. If these were excluded, R&D expenses would have increased 10% in 2004, and represented 12.5% of Nokia net sales in 2004 compared with 11.2% of net sales in 2003.

In 2004, selling, general and administrative, or SG&A, expenses were EUR 3.0 billion, down 11% from 2003. SG&A expenses were equal to 10.2% of net sales in 2004 compared with 11.4% of net sales in 2003. SG&A expenses increased in Multimedia and Enterprise Solutions and decreased in Mobile Phones and Networks. If the return of an insurance premium of EUR 160 million and a EUR 12 million loss from the divestiture of our holding in Nextrom Holding S.A. were excluded from the 2004 SG&A expenses, and if the EUR 56 million gain from the sale of the remaining shares of Nokian Tyres Ltd and the restructuring costs of EUR 80 million related to Networks were excluded from 2003 SG&A expenses, the decrease in SG&A expenses would have been 6% and SG&A expenses would have represented 10.7% of Nokia net sales in 2004 compared with 11.4% of net sales in 2003.

Nokia Group's operating profit for 2004 decreased 13% to EUR 4 326 million compared with EUR 4 960 million in 2003 primarily due to the lower profitability in Mobile Phones partly offset by improved operating profit in Networks and Multimedia. Our operating margin was 14.7% in 2004 compared with 16.8% in 2003.

Results by Segments

Mobile Phones

The following table sets forth selective line items and the percentage of net sales that they represent for the Mobile Phones business group for the fiscal years 2004 and 2003.

	Year ended December 31, 2004 As revised	Percentage of Net Sales	Year ended December 31, 2003 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	18 521	100.0%	20 976	100.0%	(12)%
Cost of sales	(12 045)	(65.0)%	(11 989)	(57.2)%

Gross profit	6 476	35.0%	8 987	42.8%	(28)%
Research and development expenses	(1 196)	(6.5)%	(1 026)	(4.9)%	17%
Selling, general and administrative expenses	(1 417)	(7.7)%	(1 986)	(9.4)%	(29)%
Amortization of goodwill	(77)	(0.4)%	(82)	(0.4)%	(6)%

Operating profit	3 786	20.4%	5 893	28.1%	(36)%

Mobile Phones business group 2004 net sales decreased 12% to EUR 18 521 million compared with EUR 20 976 million in 2003. At constant currency, Mobile Phones business group net sales would have decreased by 5%. Despite an increase in volumes, sales were negatively impacted by a decline in prices. In the second quarter of 2004, we reduced the prices of certain of our products, which contributed to our stated aim of improving our market share sequentially towards the end of the year, but adversely impacted sales for the remainder of 2004. In addition, while our product mix started to improve towards the end of the year, this only partially offset the negative impact of the price reductions and our mix being more weighted towards the low end entry phones in low penetration markets during the earlier part of the year. A significantly weaker US dollar also negatively impacted Mobile Phones net sales during 2004 compared with 2003.

Mobile Phones 2004 gross profit decreased by 28% to EUR 6 476 million compared with EUR 8 987 million in 2003 primarily as a result of lower net sales while we were not able to reduce product costs at the same rate. This represented a gross margin of 35.0% in 2004 compared with a gross margin of 42.8% in 2003.

Mobile Phones 2004 R&D expenses increased by 17% to EUR 1 196 million, with the target to bring more new competitive products to the market, compared with EUR 1 026 million in 2003. In 2004 R&D expenses represented 6.5% of Mobile Phones net sales compared with 4.9% of its net sales in 2003.

In 2004, Mobile Phones SG&A expenses decreased by 29% to EUR 1 417 million as a result of lower marketing and advertising expenses partially due to delays in ramp-ups of new products and postponed marketing campaigns, compared with EUR 1 986 million in 2003. In 2004, SG&A expenses represented 7.7% of Mobile Phones net sales compared with 9.4% of Mobile Phones net sales in 2003.

In 2004, Mobile Phones operating profit decreased 36% to EUR 3 786 million compared with EUR 5 893 million in 2003, with a 20.4% operating margin, down from 28.1% in 2003. This was primarily due to lower net sales as a result of the factors noted above.

Multimedia

The following table sets forth selective line items and the percentage of net sales that they represent for the Multimedia business group for the fiscal years 2004 and 2003.

	Year ended December 31, 2004 As revised	Percentage of Net Sales	Year ended December 31, 2003 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	3 676	100.0%	2 531	100.0%	45%
Cost of sales	(2 118)	(57.6)%	(1 610)	(63.6)%	32%

Gross profit	1 558	42.4%	921	36.4%	69%
Research and development expenses	(863)	(23.5)%	(731)	(28.9)%	18%
Selling, general and administrative expenses	(508)	(13.8)%	(377)	(14.9)%	35%
Amortization of goodwill	(12)	(0.3)%	(9)	(0.3)%	33%

Operating profit (loss)	175	4.8%	(196)	(7.7)%	—

Multimedia business group 2004 net sales were up 45% to EUR 3 676 million compared with EUR 2 531 million in 2003. This increase was driven primarily by robust sales of imaging smartphones, achieved with the shipping of five new models reaching a broader range of targeted customer base.

Multimedia 2004 gross profit increased by 69% to EUR 1 558 million compared with EUR 921 million in 2003. This represented a gross margin of 42.4% in 2004 compared with a gross margin of 36.4% in 2003. The increase was a result of higher sales, due to the introduction of new models reaching a broader range of targeted customer base.

Multimedia 2004 R&D expenses increased by 18% to EUR 863 million compared with EUR 731 million in 2003, representing 23.5% of its net sales compared with 28.9% of its net sales in 2003. The increase was due to a wider range of new products.

In 2004, Multimedia's SG&A expenses increased by 35% to EUR 508 million as a result of increase in marketing and advertising expenses due to introduction of new products, compared with EUR 377 million in 2003. In 2004, SG&A expenses represented 13.8% of Multimedia's net sales compared with 14.9% of Multimedia's net sales in 2003.

Multimedia 2004 operating profit increased to EUR 175 million from an operating loss in 2003 of EUR 196 million, with an operating margin of 4.8%, up from -7.7% in 2003. This was primarily due to strong sales of imaging smartphones, partially offset by a loss in our games devices.

Enterprise Solutions

The following table sets forth selective line items and the percentage of net sales that they represent for the Enterprise Solutions business group for the fiscal years 2004 and 2003.

	Year ended December 31, 2004 As revised	Percentage of Net Sales	Year ended December 31, 2003 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	839	100.0%	540	100.0%	55%
Cost of sales	(475)	(56.6)%	(288)	(53.3)%	65%

Gross profit	364	43.4%	252	46.7%	44%
Research and development expenses	(304)	(36.2)%	(239)	(44.3)%	27%
Selling, general and administrative expenses	(264)	(31.5)%	(153)	(28.3)%	73%
Amortization of goodwill	(6)	(0.7)%	(3)	(0.6)%	100%

Operating loss	(210)	(25.0)%	(143)	(26.5)%	47%

Enterprise Solutions business group 2004 net sales grew 55% to EUR 839 million compared with EUR 540 million in 2003 primarily as a result of increased sales of business-focused mobile devices.

In Enterprise Solutions gross profit increased by 44% to EUR 364 million due to higher sales, compared with EUR 252 million in 2003. This represented a gross margin of 43.4% in 2004 compared with a gross margin of 46.7% in 2003.

In Enterprise Solutions R&D expenses increased by 27% to EUR 304 million due to wider range of new products compared with 2003 (EUR 239 million) representing 36.2% of its net sales (44.3% of its net sales compared with 2003).

In 2004, Enterprise Solutions SG&A expenses increased by 73% to EUR 264 million as a result of increase in marketing and advertising expenses due to introduction of new products, compared with EUR 153 million in 2003. In 2004 SG&A expenses represented 31.5% of Enterprise Solutions net sales (28.3% of Enterprise Solutions net sales compared with 2003).

Enterprise Solutions operating loss increased 47% to EUR 210 million in 2004 compared with a loss of EUR 143 million in 2003, with an operating margin of -25.0%, compared with an operating margin of -26.5% in 2003. The operating loss was in line with our expectations.

Networks

The following table sets forth selective line items and the percentage of net sales that they represent for the Networks business group for the fiscal years 2004 and 2003.

	Year ended December 31, 2004 As revised	Percentage of Net Sales	Year ended December 31, 2003 As revised	Percentage of Net Sales	Percentage Increase/ (decrease)
	(EUR millions, except percentage data)
Net sales	6 431	100.0%	5 635	100.0%	14%
Cost of Sales	(3 688)	(57.3)%	(3 591)	(63.7)%	3%

Gross profit	2 743	42.7%	2 044	36.3%	34%
Research and development expenses	(1 194)	(18.6)%	(1 550)	(27.5)%	(23)%
Selling, general and administrative expenses	(665)	(10.4)%	(727)	(12.9)%	(9)%
Customer finance impairment, net of reversal	—		226	4.0%	(100)%
Impairment of goodwill	—		(151)	(2.7)%	(100)%
Amortization of goodwill	—		(58)	(1.0)%	(100)%

Operating profit (loss)	884	13.7%	(216)	(3.8)%

Networks business group 2004 net sales increased 14% to EUR 6 431 million compared with EUR 5 635 million in 2003 due to increased sales in nearly all markets as operators increased their investments in network infrastructure. At constant currency, Networks business group net sales would have been up 21%.

In Networks gross profit increased by 34% to EUR 2 743 million in 2004 primarily due to higher sales, a product mix favoring high-margin products and overall profitability of 3G contracts, compared with EUR 2 044 million in 2003. This represented a gross margin of 42.7% in 2004 compared with a gross margin of 36.3% in 2003.

In Networks R&D expenses decreased 23% to EUR 1 194 million compared with EUR 1 550 million in 2003. In 2004 the R&D expenses represented 18.6% of Networks net sales compared with 27.5% in 2003. R&D expenses in 2004 included impairments of capitalized R&D of EUR 115 million due to the discontinuation of certain products and base station horizontalization projects and an impairment related to the 3G/WCDMA radio access network project. During 2003, Networks took action to improve profitability, by ceasing some ongoing research and development projects, resulting in a reduction of the number of R&D employees. Networks did this to bring sharper focus and lower cost to research and development, and to position Networks for long-term profitability. If the impairments and write-offs of capitalized R&D costs and the restructuring costs were excluded from both 2004 (impairments of EUR 115 million) and 2003 (personnel-related restructuring costs, impairments and write-offs totaling EUR 470 million), the R&D expenses would have remained at the same level and would have represented 16.8% of net sales in 2004, compared with 19.2% of net sales in 2003.

In 2004, Networks SG&A expenses decreased by 9% to EUR 665 million compared with EUR 727 million in 2003. In 2004, SG&A expenses represented 10.4% of Networks' net sales compared with 12.9% of net sales in 2003. In 2003, Networks SG&A included restructuring costs of EUR 80 million. Excluding these restructuring costs the expenses would have remained unchanged from 2003.

Networks 2004 operating profit increased to EUR 884 million from an operating loss of EUR 216 million in 2003, and its operating margin improved to 13.7%, up from -3.8% in 2003. This was primarily due to higher net sales, a product mix favoring high-margin products, overall profitability of 3G contracts, and a streamlined cost structure as a result of restructuring actions taken in 2003.

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

Common Group Expenses

Common Group expenses totaled EUR 309 million in 2004 compared with EUR 378 million in 2003. In 2004, this included a positive item of EUR 160 million representing the premium return under our multi-line, multi-year insurance program, which expired during 2004. The return was due to our low claims experience during the policy period. It also included a EUR 12 million negative impact from the divestiture of Nextrom Holding S.A. In 2003, Common Group expenses included the gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd.

Net Financial Income

Net financial income totaled EUR 405 million in 2004 compared with EUR 352 million in 2003. Net financial income in 2004 resulted from a continued strong cash position reflected in the negative net debt to equity ratio of -79% at December 31, 2004 compared with a net debt to equity ratio of -71% at December 31, 2003. See "—Exchange Rates" below. During 2004, Nokia sold approximately 69% of the original holdings in its subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 106 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders' equity.

Profit Before Taxes

Profit before tax and minority interests decreased 11% to EUR 4 705 million in 2004 compared with EUR 5 294 million in 2003. Taxes amounted to EUR 1 446 million and EUR 1 697 million in 2004 and 2003, respectively. Effective tax rate changed slightly to 30.7% in 2004 compared with 32.1% in 2003. Excluding the impact of non-deductible goodwill impairments the tax rate in 2003 would have been 31.2%.

Minority Interests

Minority shareholders' interest in our subsidiaries' profits totaled EUR 67 million in 2004 compared with EUR 54 million in 2003.

Net Profit and Earnings per Share

Net profit in 2004 totaled to EUR 3 192 million compared with EUR 3 543 million in 2003, representing a year-on-year decrease in net profit of 10% in 2004. Earnings per share in 2004 decreased to EUR 0.69 (basic and diluted), compared with EUR 0.74 (basic and diluted) in 2003.

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

See Note 34 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

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

During 2005, 2004 and 2003, both the US dollar as well as the Japanese yen depreciated (average rate used to record transactions in foreign currency for accounting purposes for the year compared with corresponding rate for the previous year) against the euro. The US dollar depreciated approximately 1.7%, 10.7% and 19.1%, respectively, and the Japanese yen approximately 1.6%, 3.0% and 11.2%, respectively. The change in value of the US dollar had a slight negative impact in 2005 and a material negative impact in both 2004 and 2003 on Nokia's net sales expressed in euros. The impact was slightly negative on Nokia's operating profit in all years due to the offsetting impact of production and local component sourcing. The change in value of the Japanese yen had a slightly positive impact on Nokia's operating profit in each year. During 2005 and 2003, the UK pound sterling depreciated by approximately 0.5% and 9.9% against the euro, respectively. In 2004, the UK pound sterling appreciated approximately 1.2% against the euro. The change in value of the UK pound sterling had a slightly negative impact on Nokia's net sales expressed in euros as well as operating profit in 2005 and 2003, and slightly positive effect in 2004. To mitigate the impact of changes in exchange rates on net sales, average product cost as well as operating profit, Nokia hedges all material transaction exposures on a gross basis.

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

For a discussion on the instruments used by Nokia in connection with the hedging activities, see Note 38 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F. See also "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "Item 3.D Risk Factors—Our sales, costs and results are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies."

Principal Differences Between IFRS and US GAAP

Nokia's consolidated financial statements are prepared in accordance with IFRS.

Our net profit in 2005 under IFRS was EUR 3 616 million compared with EUR 3 192 million in 2004 and EUR 3 543 million in 2003. Under US GAAP, Nokia would have reported net income of

EUR 3 582 million in 2005 compared with EUR 3 343 million in 2004 and EUR 4 097 million in 2003.

The principal differences between IFRS and US GAAP that affect our net profit or loss, as well as our shareholders' equity, relate to the treatment of capitalization and impairment of development costs, pension costs, provision for social security costs on share-based payments, share-based compensation expense, identifiable intangible assets acquired, amortization and impairment of goodwill, translation of goodwill, cash flow hedges and marketable securities and unlisted investments. See Note 39 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for a description of the principal differences between IFRS and US GAAP and for a description of the anticipated impact on the consolidated financial statements of the adoption of recently issued US GAAP accounting standards.

5.B  Liquidity and Capital Resources

 At December 31, 2005, Nokia's cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; and available-for-sale investments, liquid assets) decreased to EUR 9 910 million, compared with EUR 11 542 million at December 31, 2004, mainly due to an increase in the purchases of treasury shares partly offset with the cash from investing activities.

Cash and cash equivalents increased to EUR 3 058 million compared with EUR 2 457 million at December 31, 2004. We hold our cash and cash equivalents predominantly in euros. Cash and cash equivalents totaled EUR 2 784 million at December 31, 2003.

Net cash from operating activities was EUR 4 144 million in 2005 compared with EUR 4 343 million in 2004, and EUR 5 252 million in 2003. In 2005, net cash generated from operating activities decreased primarily due to an increase in working capital. In 2004, net cash generated from operating activities decreased primarily due to lower profit partly offset by a reduction in working capital.

Net cash from investing activities in 2005 was EUR 1 844 million compared with net cash used in investing activities of EUR 329 million in 2004, and EUR 3 215 million in 2003. Cash flow from investing activities in 2005 included purchases of current available-for-sale investments, liquid assets, of EUR 7 277 million, compared with EUR 10 318 million in 2004, and EUR 11 695 million in 2003. Additions to capitalized R&D expenses totaled EUR 153 million, representing an increase compared with EUR 101 million in 2004. In 2003, additions to capitalized R&D were EUR 218 million. Long-term loans made to customers increased to EUR 56 million in 2005, compared with EUR 0 million in 2004 and EUR 97 million in 2003. Capital expenditures for 2005 were EUR 607 million compared with EUR 548 million in 2004 and EUR 432 million in 2003. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development as well as office and manufacturing facilities. Proceeds from maturities and sale of current available-for-sale investments, liquid assets, decreased to EUR 9 402 million, compared with EUR 9 737 million in 2004, and EUR 8 793 million in 2003. During 2005 we sold the remaining holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, we booked proceeds from sale of current available-for-sale investments of EUR 247 million (EUR 587 million in 2004).

Net cash used in financing activities increased to EUR 5 570 million in 2005 compared with EUR 4 318 million in 2004, primarily as a result of an increase in the purchases of treasury shares with EUR 1 610 million during 2005. Net cash used in financing activities increased to EUR 4 318 million in 2004 compared with EUR 2 780 million in 2003, primarily as a result of an increase in the purchases of treasury shares with EUR 1 293 million and an increase in the repayment of short-term borrowings of EUR 233 million during 2004. Dividends paid increased to EUR 1 531 million in 2005 compared with EUR 1 413 million in 2004 and EUR 1 378 million in 2003.

At December 31, 2005, Nokia had EUR 21 million in long-term interest-bearing liabilities and EUR 377 million in short-term borrowings, offset by EUR 9 910 million in cash and other liquid assets, resulting in a liquid assets balance of EUR 9 512 million, compared with EUR 11 308 million at the end of 2004. In addition, we held EUR 255 million in 2004 of subordinated convertible perpetual bonds of France Telecom classified as available-for-sale investments and not included in cash and other liquid assets. We were not unconditionally permitted to sell these bonds until the end of June 2004. For further information regarding our long-term liabilities, including interest rate structure and currency mix, see Note 26 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F. Our ratio of net interest- bearing debt, defined as short-term and long-term debt less cash and other liquid assets, to equity, defined as shareholders' equity and minority interests, was -77%, -79% and -71% at December 31, 2005, 2004 and 2003, respectively. The change in 2005 resulted from an increased number of share buybacks. The change in 2004 resulted from both our continued good profitability and the improvements in our cash and other liquid assets position reflecting the increased amount of share buy-backs.

The total dividends per share were EUR 0.37 for the year ended December 31, 2005, subject to shareholders' approval, compared with EUR 0.33 and EUR 0.30 for the years ended December 31, 2004 and 2003, respectively. See "Item 3.A Selected Financial Data—Distribution of Earnings."

Nokia has no potentially significant refinancing requirements in 2006. Nokia expects to incur additional indebtedness from time to time as required to finance working capital needs. At December 31, 2005, Nokia had a USD 500 million US Commercial Paper, or USCP, program and a USD 500 million Euro Commercial Paper, or ECP, program. In addition, at the same date, Nokia had a Finnish local commercial paper program totaling EUR 750 million. At December 31, 2005, we also had a committed credit facility of USD 2 000 million and a number of short-term uncommitted facilities. For further information regarding our short-term borrowings, including the average interest rate, see Note 28 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Nokia has historically maintained a high level of liquid assets. Management estimates that the cash and other liquid assets level of EUR 9 910 million at the end of 2005, together with Nokia's available credit facilities, cash flow from operations, funds available from long-term and short-term debt financings, as well as the proceeds of future equity or convertible bond offerings, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirements at least through 2006. The ratings of our short and long-term debt from credit rating agencies have not changed during the year. The ratings at December 31, 2005, were:

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

Nokia is not a capital intensive company in terms of fixed assets, but rather invests in research and development, marketing and building the Nokia brand. In 2005, capital expenditures totaled EUR 607 million compared with EUR 548 million in 2004 and EUR 432 million 2003. The increase in 2005 resulted from increased amount of capital expenditures in machinery and equipment to support the company's growing volumes. Principal capital expenditures during the three years included production lines, test equipment and computer hardware used primarily in research and development as well as office and manufacturing facilities. We expect the amount of our capital expenditures during 2006 to be higher than 2005 and to be funded from our cash flow from operations.

Structured Finance

Structured Finance includes customer financing and other third party financing. Network operators in some markets sometimes require their suppliers, including us, to arrange or provide long-term financing as a condition to obtaining or bidding on infrastructure projects. Customer financing continues to be requested by some operators in some markets. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers. See "Item 3.D Risk Factors—Customer financing to network operators can be a competitive requirement and could adversely and materially affect our sales, results of operations, balance sheet and cash flow."

The following table sets forth Nokia's total structured finance, outstanding and committed, for the years indicated.

Structured Finance

	At December 31,
	2005	2004	2003
	(EUR millions)
Financing commitments	13	56	490
Outstanding long-term loans (net of allowances and write-offs)	63	—	354
Outstanding financial guarantees and securities pledged	—	3	33

Total	63	59	877

In 2005, our total structured financing, outstanding and committed, increased to EUR 63 million from EUR 59 million in 2004 and primarily consisted of the funding of the EUR 56 million 2004 financing commitment to a network operator. The committed financing in 2005 of an additional EUR 13 million to this network operator will expire in 2008. This commitment does not increase our total and outstanding credit risk from EUR 63 million, as it is available only if the outstanding loan of EUR 56 million is repaid. The guarantees of EUR 3 million outstanding in 2004 were released.

See Notes 9 and 38(b) to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for additional information relating to our committed and outstanding customer financing.

In 2004, we reduced our total customer financing, outstanding and committed, by EUR 818 million (or 93%) compared to 2003. Our outstanding loans decreased mainly due to the fact that the customer financing to Huchison 3G UK Ltd in the United Kingdom, which amounted to EUR 653 million, was prepaid and released. The total committed customer financing to the TNL PCS S.A. (Telemar) in Brazil, which amounted to EUR 191 million, was sold off and released. In addition, the reduction was achieved through release of outstanding guarantees as well as arrangements with banks, financial institutions and Export Credit Agencies, and mutual agreement with the borrower.

In 2003, our outstanding loans decreased by EUR 1 127 million mainly due to the fact that the MobilCom loan was exchanged for subordinated convertible perpetual bonds of France Telecom. These bonds were treated as available-for-sale investments and were sold during 2004 and 2005.

As a strategic market requirement, we plan to continue to provide customer financing and extended payment terms to a small number of selected customers. We continue to make arrangements with financial institutions and investors to sell credit risk we have incurred from the commitments and outstanding loans we have made as well as from the financial guarantees we have given. Should the demand for customer finance increase in the future, we intend to further mitigate our total structured financing exposure, market conditions permitting.

We expect our structured financing commitments to be financed mainly through cash flow from operations as well as through the capital markets.

All structured financing commitments are available under loan facilities negotiated with the borrowers Availability of the amounts is dependent upon the borrower's continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. Certain loans may be partially secured through either guarantees by the borrower's direct or indirect parent or other group companies, or shares and/or other assets of the borrower, its parent or other entities under common ownership.

The following table sets forth the amounts of Nokia's contingent commitments related to customer financing for the periods indicated. The amounts represent the maximum principal amount of commitments.

Contingent Commitments Expiration Per Period

	2006	2007-2008	2009-2010	Thereafter	Total
	(EUR millions)
Guarantees of Nokia's performance	136	46	—	—	182

Guarantees of Nokia's performance include EUR 182 million of guarantees that are provided to certain Networks customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of non-performance by Nokia.

See Note 32 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for further information regarding commitments and contingencies.

5.C   Research and Development, Patents and Licenses

 Success in the mobile communications industry requires continuous introduction of new products and solutions based on the latest available technology. This places considerable demands on our research and development activities. Consequently, in order to maintain our competitiveness, we have made substantial research and development expenditures in each of the last three years. Our consolidated research and development costs for 2005 were EUR 3 825 million, an increase of 1% from EUR 3 776 million in 2004. Research and development costs in 2003 were EUR 3 788 million. These costs represented 11.2%, 12.9% and 12.8% of net sales in 2005, 2004 and 2003, respectively. In 2005, R&D expenses increased in Mobile Phones and Enterprise Solutions and decreased in Multimedia and Networks. In 2005, Multimedia incurred a restructuring charge of EUR 15 million related to R&D activities. R&D expenses in 2004 included impairments of EUR 115 million in Networks due to the discontinuation of certain products and base station horizontalization projects and an impairment related to the WCDMA radio access network project. During 2003, Networks took action to improve profitability by ceasing certain ongoing research and development projects, resulting in a reduction of the number of R&D employees. Networks did this to bring sharper focus and lower cost to research and development, and to position Networks for long-term profitability.

If the restructuring costs in Multimedia in 2005 (EUR 15 million) and the impairments and write-offs of capitalized R&D costs and the restructuring costs in Networks were excluded from both the 2004 (impairments of EUR 115 million) and 2003 (personnel-related restructuring costs, impairments and write-offs of EUR 470 million), R&D expenses would have increased 4% in 2005 and 10% in 2004. This would have represented 11.1% of Nokia net sales in 2005 compared with 12.5% of Nokia net sales in 2004 and 11.3% of net sales in 2003.

To enable our future growth, we continued to improve the efficiency of our worldwide research and development network and increased our collaboration with third parties. At December 31, 2005, we employed 20 882 people in research and development, representing approximately 36% of Nokia's total workforce. Research and development expenses of Mobile Phones as a percentage of its net sales were 6.0% in 2005 compared with 6.5% in 2004 and 4.9% in 2003. In Multimedia, research and development expenses as a percentage of its net sales were 14.4% in 2005 compared with 23.5% in 2004 and 28.9% in 2003. Research and development expenses of Enterprise Solutions as a percentage of its net sales were 38.2%, compared with 36.2% in 2004 and 44.3% in 2003. In the case of Networks, research and development costs represented 17.8%, 18.6% and 27.5% of its net sales in 2005, 2004 and 2003, respectively. If the impairments and write-offs of capitalized R&D costs and restructuring costs described in the previous paragraph were excluded, the R&D costs of Networks would have represented 17.8%, 16.8% and 19.2% of Networks' net sales in 2005, 2004 and 2003, respectively. See "Item 4.B Business Overview—Technology, Research and Development" and "—Patents and Licenses."

We are reviewing our R&D activities in order to get the most compelling products to market at the right time, and we are aiming to lower our R&D expenses/net sales ratio while remaining effective and focused in our efforts. This will require focused R&D spending and a re-engineered product creation process intended to reduce product development cycle times. Our target is to bring overall Nokia R&D expenditure down to 9%-10% of net sales by the end of 2006. In accordance with this plan, we have set as a target that by the end of 2006 the R&D expenses/net sales ratio of our mobile devices business would be 8% and 14% for our infrastructure business. However, there are a number of market developments, including an increased requirement for 3G/WCDMA frequency variants and alternative radio access technologies, that may affect our ability to achieve our 14% target for our infrastructure business by the end of 2006.

5.D  Trends

 See "Item 5.A Operating Results—Overview" for information on material trends affecting our business and results of operations.

5.E  Off-Balance Sheet Arrangements

 There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F   Tabular Disclosure of Contractual Obligations

 The following table sets forth our contractual obligations for the periods indicated.

Contractual Obligations Payments Due by Period

	2006	2007-2008	2009-2010	Thereafter	Total
	(EUR millions)
Long-term liabilities	—	—	—	117	117
Operating leases	187	252	148	77	664
Inventory purchases	1 919	—	—	—	1 919

Total	2 106	252	148	194	2 700

Nokia does not believe it has material funding requirements for its domestic defined benefit pension plans, which are fully funded. Benefit payments related to the underfunded foreign defined benefit plan is not expected to be material in any given period in the future. Therefore, these amounts have not been included in the table above for any of the years presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors and the Group Executive Board.

Board of Directors

The current members of the Board of Directors were elected at the Annual General Meeting on April 7, 2005, in accordance with the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. On the same date, the Chairman and Vice Chairman were elected by the members of the Board of Directors.

On August 1, 2005, we announced that the Board of Directors has released Jorma Ollila, Chairman and CEO, upon his request, from his duties as CEO effective June 1, 2006. The Corporate Governance and Nomination Committee of the Board of Directors will propose to the Annual General Meeting convening on March 30, 2006 that Jorma Ollila continues after June 1, 2006 as Non-Executive Chairman. The Committee has received Mr. Ollila's confirmation that he is available for this position.

Certain information with respect to the members of the Board of Directors is set forth below.

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

Member of the Board of Directors of Ford Motor Company, Vice Chairman of the Board of Directors of UPM-Kymmene Corporation, Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Board of Directors of Royal Dutch Shell Plc from June 1, 2006. Chairman of the Boards of Directors and the Supervisory Boards of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA. Chairman of The European Round Table of Industrialists.

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
Member of the Boards of Directors of BG Group and The Enstar Group, Inc. Member of the Supervisory Board of Actis Capital LLP.
Georg Ehrnrooth, b. 1940	Board member since 2000.
Master of Science (Eng.) (Helsinki University of Technology).

President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991. Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

Chairman of the Board of Directors of Assa Abloy AB (publ) and Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Boards of Directors of Oy Karl Fazer Ab, Sandvik AB (publ) and Sampo plc. Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.
Daniel R. Hesse, b. 1953	CEO of Sprint Communication, Local Telecommunications Division. Board member since 2005.
A.B. (University of Notre Dame), M.B.A. (Cornell University), M.S. (Massachusetts Institute of Technology).

Chairman, President and CEO of Terabeam 2000-2004, President and CEO of AT&T Wireless Services 1997-2000, Executive Vice President of AT&T 1997-2000, General Manager for the AT&T Online Services Group 1996, President and CEO of AT&T Network Systems International 1991-1995. Various managerial positions in AT&T, including network operations, strategic planning and sales 1977-1991.
Member of the Board of Directors of VF Corporation. Member of the National Board of Governors of the Boys & Girls Clubs of America.

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
Board member of IKANO Holdings S.A.
Edouard Michelin, b. 1963	Managing Partner and CEO of Michelin Group. Board member since 2005.
Engineering graduate (Ecole Centrale de Paris)

Head of Michelin Manufacturing Facilities and Michelin Truck Business in North America 1990-1993, various managerial positions at Michelin, including research, manufacturing, marketing and sales 1988-1990.
Member of the World Business Council for Sustainable Development (WBCSD).
Dame Marjorie Scardino, b. 1947	Chief Executive and member of the Board of Directors of Pearson plc. Board member since 2001.
BA (Baylor), JD (University of San Francisco).

Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993, lawyer 1976-1985 and publisher of The Georgia Gazette newspaper 1978-1985.

Vesa Vainio, b. 1942	Board member since 1993.
LL.M. (University of Helsinki).

Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997. President of Kymmene Corporation 1991-1992. Holder of various other executive positions in Finnish industry 1972-1991.
Chairman of the Board of Directors of UPM-Kymmene Corporation.
Arne Wessberg, b. 1943	President of the European Broadcasting Union (EBU). Board member since 2001.
Studies in economics in the University of Tampere 1963-1966.

Chairman of the Board of Directors and Chief Executive Officer of Yleisradio Oy (Finnish Broadcasting Company) 1994-2005, Director of TV 1 and TV 2 1980-1994, reporter and editor 1971-1976 of Yleisradio Oy.

Chairman of the Board of Eurosport Consortium 1998-2000, member 1989-1997. President of the International Institute of Communications, member of the Board of Directors of the International Academy of Television Arts & Sciences and member of the Trilateral Commission (Europe). Member of the Board of Arcada Polytechnic.

Proposal of the Corporate Governance and Nomination Committee of the Board

On January 26, 2006, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on March 30, 2006 regarding the election of the members of the Board of Directors. The Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members remains at ten, and that the following current Board members: Paul J. Collins, Georg Ehrnrooth, Daniel R. Hesse, Bengt Holmström, Per Karlsson, Edouard Michelin, Jorma Ollila, Marjorie Scardino and Vesa Vainio, be re-elected for a term of one year. Arne Wessberg, member of the Nokia Board since 2001, will not stand for re-election to the Board of Directors. In addition, the Committee proposes that Keijo Suila be elected as a new member of the Board of Directors for the next one-year term. Keijo Suila, 60, acted as President and CEO of Finnair Oyj, the major Finnish aviation company, from 1999 until his retirement in 2005. Prior to this, Mr. Suila held various senior executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oy, Leaf Group and Leaf Europe during 1985-1998.

Group Executive Board

According to our articles of association, we have a Group Executive Board, which is responsible for the operative management of the Group. The Chairman and members of the Group Executive Board are appointed by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

On August 1, 2005, we announced that the Board of Directors has released Jorma Ollila, Chairman and CEO, upon his request from his duties as the CEO and Chairman of the Group Executive Board effective June 1, 2006. The Board of Directors has appointed Olli-Pekka Kallasvuo President and COO with effect from October 1, 2005 until May 31, 2006. From June 1, 2006, Mr. Kallasvuo will become President and CEO and Chairman of the Group Executive Board.

During 2005, we announced the following changes in the members of the Group Executive Board:

  •
  Tero Ojanperä was appointed Chief Strategy Officer and member of the Group Executive Board effective January 1, 2005.

  •
  Sari Baldauf, formerly Executive Vice President and General Manager of Networks, resigned effective January 31, 2005.

  •
  J.T. Bergqvist, formerly Senior Vice President and General Manager of Business Units of Networks, resigned effective January 31, 2005.

  •
  Simon Beresford-Wylie was appointed Executive Vice President and General Manager of Networks and member of the Group Executive Board effective February 1, 2005.

  •
  Pekka Ala-Pietilä, formerly President of Nokia and Head of Customer and Market Operations resigned from the Group Executive Board effective October 1, 2005. Thereafter, Mr. Ala-Pietilä served as an Executive Advisor for Nokia until January 31, 2006.

  •
  Yrjö Neuvo, formerly Senior Vice President and Technology Advisor, resigned from the Group Executive Board effective October 1, 2005.

  •
  Robert Andersson was appointed Executive Vice President of Customer and Market Operations and member of the Group Executive Board effective October 1, 2005.

  •
  Kai Öistämö was appointed Executive Vice President and General Manager of Mobile Phones and member of the Group Executive Board effective October 1, 2005.

The current members of our Group Executive Board are set forth below.

Chairman Jorma Ollila, b. 1950	Chairman and CEO of Nokia Corporation. Group Executive Board member since 1986. Group Executive Board Chairman since 1992. Joined Nokia 1985.
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

Member of the Board of Directors of Ford Motor Company, Vice Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Board of Directors of Royal Dutch Shell Plc from June 1, 2006. Chairman of the Boards of Directors and the Supervisory Boards of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA. Chairman of The European Round Table of Industrialists.
Robert Andersson, b. 1960	Executive Vice President of Customer and Market Operations. Group Executive Board member since October 1, 2005. Joined Nokia in 1985.
Master of Business Administration (George Washington University), Master of Science (Econ.) (Swedish School of Economics and Business Administration in Helsinki).

Senior Vice President for Customer and Market Operations, Europe, Middle East and Africa 2004-2005, Senior Vice President of Nokia Mobile Phones in Asia-Pacific 2001-2004, Vice President of Sales for Nokia Mobile Phones in Europe and Africa 1998-2001.
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
Member of the Board of Directors of The Vitec Group.

Olli-Pekka Kallasvuo, b. 1953	President and COO. President and CEO as from June 1, 2006. Group Executive Board member since 1990. With Nokia 1980-81, rejoined 1982.
LL.M. (University of Helsinki).

Executive Vice President and General Manager of Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.
Chairman of the Board of Directors of Sampo plc and member of the Board of Directors of EMC Corporation.
Pertti Korhonen, b. 1961	Executive Vice President, Chief Technology Officer. Group Executive Board member since 2002. Joined Nokia 1986.
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
Mary T. McDowell, b. 1964	Executive Vice President and General Manager of Enterprise Solutions. Group Executive Board member since 2004. Joined Nokia 2004.
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
Member of the Board of Visitors for the College of Engineering at the University of Illinois.

Hallstein Moerk, b. 1953	Executive Vice President, Human Resources. Group Executive Board member since 2004. Joined Nokia 1999.
Diplomøkonom (Econ.) (Norwegian School of Management). Holder of various positions at Hewlett-Packard Corporation 1977-1999.
Member of the Board of Advisors for Center for HR Strategy, Rutgers University.
Dr. Tero Ojanperä, b. 1966	Executive Vice President, Chief Strategy Officer. Group Executive Board member since January 1, 2005. Joined Nokia 1990.
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
Richard A. Simonson, b. 1958	Executive Vice President, Chief Financial Officer. Group Executive Board member since 2004. Joined Nokia 2001.
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
Member of the Board of Trustees of International House—New York.

Veli Sundbäck, b. 1946	Executive Vice President, Corporate Relations and Responsibility of Nokia Corporation. Group Executive Board member since 1996. Joined Nokia 1996.
LL.M. (University of Helsinki).

Executive Vice President, Corporate Relations and Trade Policy of Nokia Corporation 1996-. Secretary of State at the Ministry for Foreign Affairs 1993-1995, Under-Secretary of State for External Economic Relations at the Ministry for Foreign Affairs 1990-1993.

Member of the Board of Directors of Finnair Oyj. Member of the Board and its executive committee, Confederation of Finnish Industries (EK), Vice Chairman of the Board, Technology Industries of Finland, Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section, Chairman of the Board of the Finland-China Trade Association.
Anssi Vanjoki, b. 1956	Executive Vice President and General Manager of Multimedia. Group Executive Board member since 1998. Joined Nokia 1991.
Master of Science (Econ.) (Helsinki School of Economics and Business Administration).

Executive Vice President of Nokia Mobile Phones 1998-2003, Senior Vice President, Europe and Africa of Nokia Mobile Phones 1994-1998, Vice President, Sales of Nokia Mobile Phones 1991-1994, 3M Corporation 1980-1991.
Member of the Board of Directors of Amer Group Plc.
Dr. Kai Öistämö, b. 1964	Executive Vice President and General Manager of Mobile Phones. Group Executive Board member since October 1, 2005. Joined Nokia in 1991.
Doctor of Technology (Signal Processing), Master of Science (Engineering) (Tampere University of Technology).

Senior Vice President, Business Line Management of Mobile Phones 2004-2005, Senior Vice President, Mobile Phones Business Unit of Nokia Mobile Phones 2002-2003, Vice President, TDMA/GSM 1900 Product Line of Nokia Mobile Phones 1999-2002, Vice President, TDMA Product Line 1997-1999, various technical and managerial positions in Nokia Consumer Electronics and Nokia Mobile Phones 1991-1997.

Changes in the Nokia Group Executive Board

On February 15, 2006, we announced that Pertti Korhonen, Chief Technology Officer and Executive Vice President, Technology Platforms, and a member of the Group Executive Board will resign from the Group Executive Board as of April 1, 2006. He will also resign from Nokia. Niklas Savander has been appointed as Executive Vice President, Technology Platforms and a member of the Group Executive Board as of April 1, 2006.

6.B Compensation

Remuneration Report

The following section reports the remuneration to the Board of Directors, describes our remuneration policies for the Group Executive Board and other executive officers and our use of equity incentives.

Board of Directors

For the year ended December 31, 2005, the aggregate compensation of the nine non-executive members of the Board of Directors was approximately EUR 1 097 500. Non-executive members of the Board of Directors do not receive stock options or other variable compensation. The remuneration for members of our Board of Directors for each term expiring at the close of the next Annual General Meeting is resolved annually by our Annual General Meeting, after being proposed by the Corporate Governance and Nomination Committee of our Board.

The following table depicts the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years. Since the fiscal year 1999, approximately 60% of each Board member's annual fee has been paid in cash, with the balance in Nokia Corporation shares acquired from the market.

Compensation of the Board of Directors 2003-2005

	Chairman		Vice Chairman			Other Members
Year	Gross annual fee	Shares received(1)	Gross annual fee		Shares received(1)	Gross annual fee		Shares received(1)	Additional annual fees
	EUR		EUR			EUR
2003	150 000	4 032	125 000	(2)	3 360	100 000		2 688	Chairman of the Audit Committee and Personnel Committee, each EUR 25 000
2004	150 000	4 834	125 000	(2)	4 028	100 000	(3)	3 223	Chairman of the Audit Committee and Personnel Committee, each EUR 25 000
2005	165 000	5 011	137 500	(4)	4 175	110 000	(5)(6)	3 340	Chairman of the Audit Committee and Personnel Committee, each EUR 25 000;
									Each other member of the Audit Committee, EUR 10 000

(1)
As part of the gross annual fee for that year.

(2)
The 2003 and 2004 fees of Paul Collins amounted to totals of EUR 150 000 per year, consisting of a fee of EUR 125 000 for services as Vice Chairman of the Board and EUR 25 000 for services as Chairman of the Personnel Committee. As part of the total remuneration, Mr. Collins has received a total of 4 032 Nokia shares in 2003, and 4 834 Nokia shares in 2004.

(3)
The 2004 fee of Per Karlsson amounted to a total of EUR 125 000, consisting of a fee of EUR 100 000 for services as member of the Board and EUR 25 000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. Karlsson has received a total of 4 029 Nokia shares.

(4)
The 2005 fee of Paul Collins amounts to a total of EUR 162 500, consisting of a fee of EUR 137 500 for services as Vice Chairman of the Board and EUR 25 000 for services as Chairman of the Personnel Committee. As part of the total remuneration, Mr. Collins has received a total of 4 935 Nokia shares.

(5)
The 2005 fee of Per Karlsson amounts to a total of EUR 135 000, consisting of a fee of EUR 110 000 for services as member of the Board and EUR 25 000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. Karlsson has received a total of 4 100 Nokia shares.

(6)
The 2005 fee of each of Georg Ehrnrooth, Vesa Vainio and Arne Wessberg amounts to a total of EUR 120 000 consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. As part of the total remuneration, each of them has received a total of 3 644 Nokia shares.

Proposal of the Corporate Governance and Nomination Committee of the Board

On February 13, 2006, the Nokia Board Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting on March 30, 2006 that the annual fee payable to members of the Board of Directors to be elected at the Annual General Meeting for the term expiring at the close of the Annual General Meeting in 2007 be as follows: EUR 375 000 for Chairman, EUR 137 500 for Vice Chairman, and EUR 110 000 for each member. In addition, the Committee will propose that Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000, and each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee proposes that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, in accordance with the practice since 1999.

As background to the proposal, the Nokia Board Corporate Governance and Nomination Committee notes that the proposed remuneration is on the same level than the remuneration approved by the Annual General Meeting in 2005, except for the remuneration payable to the Chairman of the Board. The Committee proposes that Jorma Ollila continues after June 1, 2006 as a Non-Executive Chairman of the Nokia Board of Directors, and the Committee has received Mr. Ollila's confirmation that he is available for this position. As from June 1, 2006, Mr. Ollila will no longer be a Nokia employee and his service contract will terminate as of that date without any severance or other payments by Nokia. Thereafter, he will no longer be eligible for incentives, bonuses, stock options or other equity grants from Nokia. He will be entitled to retain all vested and unvested stock options and other equity compensation granted to him prior to June 1, 2006. Further, following his current contract, he will not be eligible to receive any additional retirement benefits from Nokia after June 1, 2006. In addition to the proposed annual remuneration as the Chairman of the Board of Directors he will be entitled to secretarial and office services as well as reimbursement of reasonable expenses directly related to his duties as the Non-Executive Chairman of Nokia Board of Directors.

Executive Remuneration

Please refer to the role of the Personnel Committee under "Item 6.C Board Practices."

Executive Compensation Philosophy

Nokia operates in the extremely competitive, complex and rapidly evolving high technology industry. We are a leading company in the industry and conduct a global business. The key objectives of the executive compensation programs are to attract, retain, and motivate talented executive officers that drive Nokia's success and industry leadership.

The Personnel Committee benchmarks Nokia's compensation practices against those of other relevant companies in the same or similar industries. The relevant companies include both high technology and telecommunications firms that are headquartered in Europe and the United States. The compensation levels of the executive officers in these relevant companies are considered when the Committee makes decisions regarding the compensation of our executive officers. The Committee also has access to, and uses outside independent consultants.

The executive compensation programs are designed to:

  •
  provide a total compensation package that is competitive with the relevant market,

  •
  provide competitive base pay rates,

  •
  deliver significant variable cash compensation for the achievement of stretch goals and

  •
  align the interests of the executives with those of the shareholders through long-term incentives in the form of equity-based awards.

Components of executive compensation

The compensation program for executive officers includes the following components:

Annual cash compensation

  •
  Base salaries targeted at globally competitive market levels.

  •
  Short-term cash incentives tied directly to performance and representing a significant portion of executive officers' total annual cash compensation. The short-term cash incentive opportunity is expressed as a percentage of the executive officer's annual base salary. These award opportunities, measurement criteria and performance periods are presented in the table below. These incentive payments are primarily determined based on a formula that compares the company's actual performance to pre-established targets for net sales, operating profit and net working capital measures. Certain executives may also have objectives related to market share, quality, technology innovation, new product revenue, or other objectives of key strategic importance which require a discretionary assessment of performance by the Personnel Committee.

    In certain exceptional situations the actual short-term cash incentive awarded to the executive could be zero. The maximum payout is only possible with maximum performance on all measures. A portion of the short-term cash incentives is paid twice each year based on the performance for each of Nokia's short-term plans that end on June 30 and December 31 of each year. Another portion is paid annually at the end of the year, based on the Personnel Committee's assessment of the company's total shareholder return compared to key comparators in the high technology and telecommunications industries over a one, three and five year period. In the case of the CEO, the annual incentive award is also partly based on his performance compared against strategic leadership objectives.

	Incentive as a % of Annual Base Salary
Position	Minimum Performance	Target Performance	Maximum Performance	Measurement criteria
Chairman and CEO	0	100%	225%	Financial Objectives (Includes targets for net sales, operating profit and net working capital measures)
	0	25%	37.50%	Total Shareholder Return (comparison made with key comparators in the high technology and telecommunications industries over a one, three and five year period)
	0	25%	37.50%	Strategic Objectives

Total	0	150%	300%

President and COO	0	100%	225%	Financial & Strategic Objectives
	0	25%	37.50%	Total Shareholder Return

Total	0	125%	262.5%

Group Executive Board	0	75%	168.75%	Financial & Strategic Objectives
	0	25%	37.50%	Total Shareholder Return(1)

Total	0	100%	206.25%

(1) Only some of the Group Executive Board Members are eligible for the additional 25% total Shareholder Return element.

More information on the actual cash compensation paid in 2005 to our executive officers is in the "Summary Compensation Table 2005" on page 94.

Long-term equity-based incentives

  •
  Long-term equity-based incentive awards in the form of stock options, performance shares and restricted shares are used to align the executives' interests with shareholders' interests, reward performance, and encourage retention. These awards are determined on the basis of several factors, including a comparison of that executive's overall compensation with the relevant market. Stock options will only have value for the executive if the share price is higher than the exercise price of the option established at grant, before the term of the option expires. This aligns the interests of the executives with those of the shareholders. In addition, performance shares only vest as shares when the pre-determined threshold performance level, tied to the company's financial performance, is achieved by the end of the performance period. Restricted shares, used primarily for retention reasons, are vested

    100% after the close of a pre-determined restriction period. The equity-based incentive awards are generally forfeited, if the executive leaves the company.

    Information on the actual equity-based incentives granted to the members of our Group Executive Board is included in "Item 6.E Share Ownership."

Actual executive remuneration for 2005

At December 31, 2005, Nokia had a Group Executive Board consisting of 12 members. Of the Group Executive Board members, Sari Baldauf and J.T. Bergqvist ceased employment with us and resigned as members of the Group Executive Board with effect from January 31, 2005. Pekka Ala-Pietilä and Yrjö Neuvo resigned as members of the Group Executive Board with effect from October 1, 2005, and their employment ceased with us on December 31, 2005 for Dr. Neuvo, and January 31, 2006 for Mr. Ala-Pietilä.

The following persons were appointed as new members to the Group Executive Board effective in 2005: Tero Ojanperä was appointed a member effective January 1, 2005, Simon Beresford-Wylie from February 1, 2005, Robert Andersson and Kai Öistämö were appointed members with effect from October 1, 2005.

The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Group Executive Board, including Jorma Ollila, Chairman and CEO, for the year 2005. It also shows the long-term equity-based incentives granted in the aggregate under our equity plans in 2005.

During 2005, there were no gains realized upon exercise of stock options to report, nor were any share-based incentive grants settled for the members of the Group Executive Board.

Cash compensation to the Group Executive Board for 2005

Year	Number of members December 31, 2005	Base salaries		Cash incentive payments(1)(2)
		EUR		EUR
2005	12	6 153 422	(3)	8 531 180	(3)

(1)
Includes payments pursuant to cash incentive arrangements for the 2005 calendar year. The cash incentives are paid as a percentage of annual base salary based on Nokia's short-term cash incentive plan.

(2)
Excluding any gains realized upon exercise of stock options.

(3)
Includes base pay and bonuses to Sari Baldauf and J.T. Bergqvist for the period until January 31, 2005, and to Pekka Ala-Pietilä and Yrjö Neuvo until September 30, 2005. The new members entering the Group Executive Board in 2005, Simon Beresford-Wylie, Kai Öistämö and Robert Andersson, are included for the period of their service in 2005. Tero Ojanperä joined the Group Executive Board effective January 1, 2005, so his cash compensation is fully included.

Long-term equity-based incentives granted in 2005(1)

	Group Executive Board	Other employees	Total	Total number of participants
Performance Shares at Threshold(2) (number)	241 000	4 228 000	4 469 000	12 600
Stock Options (number)	1 121 000	7 431 000	8 552 000	4 200
Restricted Shares (number)	508 000	2 509 000	3 017 000	300

(1)
The equity-based incentive grants are generally forfeited, if the employment relationship terminates with Nokia, and they are conditional upon such performance and other conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 24 "Share-based payment" to the consolidated financial statements included in Item 18 of this annual report on Form 20-F.

(2)
At maximum performance, the settlement amounts to four times the number of performance shares originally granted (at threshold).

Summary Compensation Table 2005

The annual compensation of our five most highly paid executive officers for 2005 is detailed in the following table. The sums include cash incentive payments awarded for the fiscal year 2005 although they will be partially paid in 2006.

	Cash Compensation				Long-term Equity-based Incentives Granted(1)
Name and Principal Position in 2005	Year	Base salary	Cash Incentive payments(2)	Other Annual Compensation	All Other Compensation		Performance Shares at Threshold(3)	Performance Shares at Maximum(3)	Fair Value at grant(4)	Stock Options	Fair Value at grant(5)	Restricted Shares	Fair Value at grant(5)
		EUR	EUR	EUR	EUR		number	number	EUR	number	EUR	number	EUR
Jorma Ollila	2005	1 500 000	3 212 037	*	165 000	(6)	100 000	400 000	2 370 000	400 000	982 675	100 000	1 205 000
Chairman and CEO	2004	1 475 238	1 936 221	*	150 000		100 000	400 000	2 116 000	400 000	1 035 775	100 000	1 570 000
	2003	1 400 000	2 253 192	*	150 000		—	—	—	800 000	2 773 442	—	—
Pekka Ala-Pietilä(7)	2005	717 000	946 332	*	—		15 000	60 000	355 500	60 000	147 401	35 000	421 750
Until October 1, 2005, President of Nokia	2004	717 000	479 509	*	—		20 000	80 000	423 200	80 000	207 155	35 000	549 500
Corporation and Head of Customer and Market Operations	2003	711 279	520 143	*	—		—	—	—	170 000	589 356	—	—
Olli-Pekka Kallasvuo	2005	623 524	947 742	*	—		15 000	60 000	355 500	160 000	407 197	70 000	932 050
As of October 1, 2005, President and COO	2004	584 000	454 150	*	—		15 000	60 000	317 400	60 000	155 366	35 000	549 500
Until September 30, 2005, EVP and General Manager of Mobile Phones	2003	575 083	505 724	*	—		—	—	—	120 000	416 016	—	—
Anssi Vanjoki	2005	476 000	718 896	*	—		15 000	60 000	355 500	60 000	147 401	35 000	421 750
EVP and General Manager of Multimedia
Richard Simonson	2005	461 526	634 516	*	358 786	(8)	15 000	60 000	355 500	60 000	147 401	35 000	421 750
EVP, Chief Financial Officer

(1)
The equity-based incentive grants are generally forfeited, if the employment relationship terminates with Nokia, and they are conditional upon such performance and other conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 24 "Share-based payment" to the consolidated financial statements included in Item 18 of this annual report on Form 20-F.

(2)
Cash incentive payments are based on the performance of Nokia and the individual for the fiscal year 2005, and were paid under Nokia's short-term incentive plan.

(3)
For the performance share plans 2004 and 2005, the number of performance shares at threshold represents the number of performance shares granted. This number shall vest as shares, should the pre-determined threshold performance levels of the company be met. The maximum number of performance shares shall vest as shares, should the predetermined maximum performance levels be met. The maximum number of performance shares equals four times the number originally granted.

(4)
The fair value of performance shares equals the estimated fair value on the grant date. The estimated fair value is based on the grant date market price of the company's share less expected dividends. The value is presented for the target number of shares which is two times the number at threshold. The target number is used for expensing the instruments in the company's accounting.

(5)
The fair values of stock options and restricted shares equal the estimated fair value on the grant date. For stock options it is calculated using the Black Scholes model. For restricted shares it is based on the grant date market price of the company's share less expected dividends.

(6)
The amount includes EUR 165 000 for his services as Chairman of the Board, of which EUR 99 005 was paid in cash and the balance paid in 5 011 Nokia shares.

(7)
Pekka Ala-Pietilä served as the President of the company and member of the Group Executive Board until he resigned from these positions effective October 1, 2005. As of this date Mr. Ala-Pietilä held the role of Executive Advisor until January 31, 2006, when he ceased employment with us. For 2006, based on these advisory services, Mr. Ala-Pietilä received a total payment of EUR 101 717. Based on the service contract, Mr. Ala-Pietilä is entitled to receive a payment of EUR 956 000 in 2006 for his commitments during 2006.

(8)
The amount includes EUR 9 646 company contribution to 401(k), EUR 4 816 company contribution to Restoration and Deferral Plan and EUR 344 324 provided as benefits under Nokia relocation policy.

*
Each executive listed received benefits and perquisites in 2005 not exceeding the lesser of EUR 50 000 or 10% of the executives total compensation.

Pension arrangements for the members of the Group Executive Board

The members the Group Executive Board in 2005 participate in the local retirement programs applicable to employees in the country where they reside. Executives in Finland participate in the Finnish TEL pension system, which provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. Under the Finnish TEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. The Finnish TEL pension scheme provides for early retirement benefits at age 62. Standard retirement benefits are available from ages 63 through 68, according to an increasing scale.

Executives in the United States participate in Nokia's Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by the company up to 6% of eligible earnings. The company makes an additional annual discretionary contribution of up to 2% of eligible earnings. In addition for participants earning in excess of the eligible earning limit, the company offers an additional Restoration and Deferral Plan. This plan allows employees to defer up to 50% of their salary and 100% of their bonus into a non-qualified plan. The company also makes an annual discretionary contribution to this non-qualified plan of up to 2% of the earnings above 401(k) eligibility limits.

Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TEL system, the company contribution to NIEBP is 1.3% of annual earnings.

Jorma Ollila and Olli-Pekka Kallasvuo can as part of their service contract retire at the age of 60 with full retirement benefit, should they be employed by Nokia at the time. The full retirement benefit is calculated as if the executive had continued his service with Nokia through the statutory retirement age of 65. Mr. Ollila's service contract will terminate as of June 1, 2006. Following the current contract, he will not be eligible to receive any additional retirement benefits from Nokia after that date. Pekka Ala-Pietilä had an equal retirement arrangement during his employment at Nokia and he will not receive any additional retirement benefits from Nokia after termination of employment.

Hallstein Moerk, following his arrangement with a previous employer, has a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reductions in benefits.

Service Contract of the Chairman and CEO, of the President and COO, and of the former President

We have a service contract with each of Jorma Ollila and Olli-Pekka Kallasvuo.

Jorma Ollila's contract covers his current position as Chairman and CEO, and Chairman of the Group Executive Board. Mr. Ollila's employment will come to an end on June 1, 2006 based on his request as a result of which the Board of Directors has released him from his duties as CEO and Chairman of the Group Executive Board from that date. As of June 1, 2006, his service contract will terminate without any severance or other payments by Nokia. Thereafter, he will no longer be eligible for incentives, bonuses, stock options or other equity grants from Nokia. He will be entitled to retain all vested and unvested stock options and other equity compensation granted to him prior to June 1, 2006. Further, following his current contract, he will not be eligible to receive any additional retirement benefits from Nokia after June 1, 2006.

Olli-Pekka Kallasvuo's contract covers his current position as President and COO, and his future position as President and CEO, and Chairman of the Group Executive Board, as from June 1, 2006. Mr. Kallasvuo's annual total gross base salary, which is subject to an annual review by the Board of Directors, is EUR 750 000 starting from October 1, 2005, and will be EUR 1 000 000 from June 1, 2006. His incentive targets under the Nokia short-term incentive plan are 125% starting from October 1, 2005 and will be 150% from June 1, 2006. In case of termination by Nokia for reasons other than cause, including a change of control, Mr. Kallasvuo is entitled to a severance payment of up to 18 months of compensation (both annual total gross base salary and target incentive). In case of termination by Mr. Kallasvuo, the notice period is 6 months and he is entitled to a payment for such notice period (both annual total gross base salary and target incentive for 6 months). Mr. Kallasvuo is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated for cause, Mr. Kallasvuo may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual total gross base salary and target incentive for the respective period during which no severance payment is paid. Mr. Kallasvuo is entitled to a full statutory pension from the date he turns 60 years of age, instead of the statutory age of 65.

During 2005, we also had a service contract with Pekka Ala-Pietilä, who acted as President until October 1, 2005. Thereafter he acted as Executive Advisor until termination of employment on January 31, 2006. Mr. Ala-Pietilä's contract had provisions for severance payments for up to 18 months of compensation (both base compensation and bonus) in the event of termination of employment for reasons other than cause. For compensation paid to Mr. Ala-Pietilä pursuant to his service contract, which has been terminated, see "—Summary Compensation Table 2005" on page 94.

Equity-based compensation programs

General

Nokia has today three global stock option plans outstanding, two performance share plans and three restricted share plans. After using broad-based employee stock option plans since 1997, we introduced in 2004 performance shares as the main element to our broad-based equity compensation program, to further emphasize the performance element in employees' long-term incentives. As part of this change, the number of stock options granted has been significantly reduced since then. From 2003 we have also granted restricted shares to very few selected employees each year.

The broad-based equity compensation program in 2005, approved by the Board of Directors, followed the same structure adopted in 2004. The target group for the 2005 equity-based incentive program continued to be broad with a wide number of employees in many levels of the organization eligible to participate. The rationale for using a combination of both performance shares and stock options for employees in higher job grades is to build an optimal and balanced combination of equity-based incentives. The program aligns the potential value received by participants directly with the performance of the company.

The equity-based incentive grants are conditional upon continued employment with Nokia, as well as the fulfillment of the performance related and other conditions, as determined in the relevant plan rules.

The aggregate number of participants in all of our equity-based programs in 2005 was approximately 34 000, which is similar to the number in 2004.

For a more detailed description of all of our equity-based incentive plans, see Note 24 "Share-based payment" to the consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Performance Shares

We have granted performance shares under the 2004 and 2005 plans, which have been approved by the Board of Directors. The performance shares represent a commitment by the company to deliver Nokia shares to employees at a future point in time, subject to the company's fulfillment of pre-defined performance criteria. No performance shares will vest unless the company performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company's average annual net sales growth and earnings per share ("EPS") growth (basic) for the four year performance period of the plan. For the 2004 plan the performance period consists of the fiscal years 2004 through 2007, with an interim payout possible after 2005, and for the 2005 plan the years 2005 through 2008, with an interim payout possible after 2006.

For both the 2004 and 2005 plans, if the required performance level is achieved, the first payout will take place after a two-year interim measurement period. The second and final payout, if any, will be after the close of the four-year performance period.

Stock Options

Nokia's outstanding global stock option plans have been approved by the Annual General Meetings in the year when the plan was launched, i.e. in 2001, 2003 and 2005.

Each stock option entitles the holder to subscribe for one new Nokia share with a par value of EUR 0.06. Under the 2001 stock option plan the stock options are transferable by the participants. Under the 2003 and 2005 plans the stock options are non-transferable. All of the stock options have a quarterly staggered vesting schedule, which has been Nokia's policy since 2001. The subcategories of stock options under the plans have a life of approximately five years.

The exercise prices are determined at the time of the grant, on a quarterly basis equaling the trade volume weighted average price of the Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter.

Restricted Shares

Since 2003 we have granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is the Personnel Committee's philosophy that restricted shares will be used only for key management positions and other critical resources. The 2003, 2004 and 2005 restricted share plans have been approved by the Board of Directors.

All of our restricted share plans have a restriction period of three years after grant. As the shares vest, they will be transferred and delivered to the recipients. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these restricted shares.

Other Equity Plans for Employees

In addition to our global stock option plans described above, we have minor stock option plans for Nokia employees in the U.S. and Canada which do not result in an increase of the share capital of Nokia Corporation under which option holders receive Nokia ADSs. Also we have an Employee

Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The ADSs to be purchased are funded through monthly payroll deductions from the salary of the participants, and the ADSs are purchased on a monthly basis. As of December 31, 2005, a total of 1 866 518 ADSs had been purchased under the plan since its inception, and there were a total of approximately 1 000 participants. For more information of these plans, see Note 24 "Share-based payment" to the consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Equity-based compensation program 2006

Nokia's Equity Program 2006

The Board of Directors announced its proposed scope and design for the 2006 Equity Program on January 26, 2006. The main equity instrument in 2006 will be performance shares. In addition, stock options will be granted to a more limited population, and restricted shares will be used for a small number of high potential and critical employees.

The Performance Share Plan in 2006 will cover a performance period of three years (2006-2008) with no interim measurement period as compared with the 2004 and 2005 plans with four-year performance periods and two-year interim measurement periods. No performance shares will vest unless the company performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company's average annual net sales growth and earnings per share ("EPS") (basic) growth for 2006 to 2008.

The performance criteria of the Performance Share Plan 2006 are:

(1)
Average Annual Net Sales Growth: 5% (threshold) and 20% (maximum), and

(2)
Annual EPS Growth: EUR 0.96 (threshold) and EUR 1.41 in 2008 (maximum).

EPS growth is calculated based on the compounded annual growth rate over the performance period (2006-2008) compared to 2005 EPS of 0.83. Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2005 through 2008. Both the EPS and Average Annual Net Sales Growth criteria are equally weighted and performance under each of the two performance criteria are calculated independent of each other.

Achievement of the maximum performance for both criteria will result in the vesting of the maximum of 32.6 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for both criteria will result in the vesting of 8.15 million shares. If only one of the threshold levels of performance are achieved, only 4.08 million of the performance shares will vest. If none of the threshold levels are achieved, then none of the performance shares will vest. For performance between the threshold and maximum performance levels the settlement follows a linear scale. If the required performance levels are achieved, the settlement will take place in 2009. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

The stock options to be granted in 2006 will be primarily out of the Stock Option Plan 2005, approved by the Annual General Meeting, on April 7, 2005. Each stock option would entitle the option holder to subscribe for one newly issued Nokia share. The share subscription price applicable upon exercise of the stock options will be determined on a quarterly or, subject to the Board's decision, a monthly basis. The intention is to determine the exercise prices at fair market value. The share subscription price for each subcategory of stock options to be issued will equal the trade volume weighted average price of Nokia shares on the Helsinki Stock Exchange for the first whole week of the second month of the calendar quarter (i.e. February, May, August or

November) or, for the monthly priced stock options, the first whole week of such calendar month when the subcategory of the stock option has been denominated. The stock options will have a quarterly staggered vesting schedule. The subcategories of stock options to be issued under the plan will have a life of approximately five years, with the last of the subcategories expiring as of December 31, 2011.

The restricted shares to be granted under the Restricted Share Plan 2006 will have a three-year restriction period. The restricted shares will be delivered in 2009, subject to fulfilling the restriction criteria. Shares are not eligible for any shareholder rights or voting rights during the restriction period, until transferred to plan participants.

The maximum number of planned grants under the 2006 Equity Program (i.e. performance shares, stock options and restricted shares) are depicted in the table below. The planned amounts for 2006 are in line with the total amounts approved and disclosed in 2005.

	Number of planned grants in 2006 (number, millions)
Plan type	Annual grants 2006	Recruitment and special retention needs	Total
Stock Options	8.90	7.90	16.80
Restricted Shares	2.30	7.20	9.50
Performance Shares at Threshold(1)	4.50	3.65	8.15

(1)
The maximum number of shares to be delivered at maximum performance is four times the number originally granted (at threshold).

As of December 31, 2005, the total dilution effect of Nokia's stock options, performance shares and restricted shares currently outstanding, assuming full dilution, is approximately 4.2% in the aggregate. The potential maximum effect of the proposed new program, including the impact of the equity grants in connection with the acquisition of Intellisync Inc., would be approximately another 1.4%.

Cash Incentive Plans

In addition to equity-based compensation programs we also provide our executives and employees with cash incentive payments through our comprehensive cash incentive plans. These performance-based cash incentives include individual, team and project/program incentive payments as well as the Nokia Connecting People bonus.

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

Pursuant to the articles of association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of ten members. The members of the Board are elected for a term of one year at each Annual General Meeting, which convenes each March, April or May. Since the Annual General Meeting held on April 7, 2005, the Board has consisted of ten members. Nokia's CEO, Jorma Ollila, also serves as the Chairman of the Board. The other members of the Board are all non-executive and independent as defined under Finnish rules and regulations. In January 2006, the Board determined that eight members of the Board are independent, as defined in the New York Stock Exchange's corporate governance listing standards, as amended in November 2004. In addition to the Chairman, Bengt Holmström was determined to be non-independent due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenues Nokia accounts for an amount that exceeds the limit provided in the NYSE listing standards, but that is less than 10%. The Board convened thirteen times during 2005, five of the meetings were held by using technical equipment and the average ratio of attendance at the meetings was 98%. The non-executive directors meet without executive directors twice a year, or more often as they deem appropriate. Such sessions are presided over by the Vice Chairman of the Board or, in his absence, the most senior non-executive member of the Board. In addition, the independent directors meet separately at least once annually. The Board and each committee also has the power to hire independent legal, financial or other advisors as it deems necessary.

The Board elects a Chairman and a Vice Chairman from among its members for one term at a time. On April 7, 2005 the Board resolved that Jorma Ollila should continue to act as Chairman and that Paul J. Collins should continue to act as Vice Chairman. The Board also appoints the members and the chairmen for its committees from among its non-executive, independent members for one term at a time.

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

The Board conducts annual performance self-evaluations, which also include evaluations of the committees' work, the results of which are discussed by the Board. The Corporate Governance Guidelines concerning the directors' responsibilities, the composition and selection of the Board, Board committees and certain other matters relating to corporate governance are available on our website, www.nokia.com.

We also have a company Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible at our website, www.nokia.com. As well, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, see "Item 16.B. Code of Ethics."

With the exception of the service contract we have with Mr. Jorma Ollila, Chairman and CEO, no other Board member has a service contract with us. For a discussion of service contracts with certain Nokia executives, see "Item 6.B Compensation—Service Contract of the Chairman and CEO, of the President and COO, and of the former President"

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board, who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since April 7, 2005, the Committee has consisted of the following four members of the Board: Per Karlsson (Chairman), Georg Ehrnrooth, Vesa Vainio and Arne Wessberg.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board's oversight of (1) the quality and integrity of the company's financial statements and related disclosure, (2) the external auditor's qualifications and independence, (3) the performance of the external auditor subject to the requirements of Finnish law, (4) the performance of the company's internal controls and risk management and assurance function, and (5) the company's compliance with legal and regulatory requirements. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. Under Finnish law, our external auditor is elected by our shareholders at the Annual General Meeting. The Committee makes a recommendation to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. The Committee meets at least four times per year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia's management and the external auditor at least twice a year. The Audit Committee convened five times in 2005.

The Personnel Committee consists of a minimum of three members of the Board, who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since April 7, 2005, the Personnel Committee has consisted of the following four members of the Board: Paul J. Collins (Chairman), Daniel R. Hesse, Marjorie Scardino and Vesa Vainio.

The primary purpose of the Personnel Committee is to oversee the personnel policies and practices of the company. It assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the company's executives and the terms of employment of the same. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding (1) compensation of the company's top executives and their employment conditions, (2) all equity-based plans, (3) incentive compensation plans, policies and programs of the company affecting executives, and (4) other significant incentive plans. The Committee is responsible for ensuring the above compensation programs are performance-based, properly motivate management, support overall corporate strategies and are aligned with shareholders' interests. The Committee is responsible for the review of senior management development and succession plans. The Personnel Committee convened three times in 2005.

The Corporate Governance and Nomination Committee consists of three to five members of the Board, who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since April 7, 2005, the Corporate Governance and Nomination Committee has consisted of the following three members of the Board: Marjorie Scardino (Chairman), Paul J. Collins and Vesa Vainio.

The Corporate Governance and Nomination Committee's purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders, and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (i) actively identifying individuals qualified to become members of the Board, (ii) recommending to the shareholders the director nominees for election at the Annual General Meetings, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) assisting the Board and each committee of the Board in its annual performance self-evaluations, including establishing criteria to be used in connection with such evaluations, and (v) developing and recommending to the Board and administering the Corporate Governance Guidelines of the company. The Corporate Governance and Nomination Committee convened three times in 2005.

The charters of each of the committees are available on our website, www.nokia.com.

Home Country Practices

Under the New York Stock Exchange's corporate governance listing standards, listed foreign private issuers, like Nokia, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by Nokia as compared to those followed by U.S. domestic companies under the NYSE listing standards, except that (i) Nokia follows the requirements of Finnish law with respect to the approval of equity compensation plans, and (ii) Finnish laws and regulations do not mandatorily require companies to have an internal audit function which in Nokia is covered by comprehensive risk management and internal control processes. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares or, if shareholder approval is granted through an authorization to the Board of Directors, not earlier than one year in advance of the delivery of the shares. The NYSE listing standards require that equity compensation plans be approved by a company's shareholders.

Nokia's corporate governance practices also comply with the Corporate Governance Recommendation for Listed Companies approved by the Helsinki Stock Exchange in December 2003 effective as of July 1, 2004.

6.D  Employees

 At December 31, 2005, Nokia employed 58 874 people, compared with 55 505 at December 31, 2004 and 51 359 at December 31, 2003. The average number of personnel for 2005, 2004 and 2003 was 56 896, 53 511 and 51 605, respectively, divided according to their activity and geographical location as follows:

	2005	2004	2003
Mobile Phones(1)	2 647	2 853	27 196
Multimedia(2)	2 750	2 851	—
Enterprise Solutions(2)	2 185	2 167	—
Networks	17 676	15 463	16 115
Customer and Market Operations(3)	18 642	17 095	—
Technology Platforms(3)	6 629	6 351	—
Nokia Ventures Organization(4)	—	—	1 536
Common Group Functions	6 367	6 731	6 758

Nokia Group	56 896	53 511	51 605

Finland	23 628	22 922	22 626
Other European countries	13 051	12 215	11374
Middle-East & Africa	250	118	102
China	5 466	4 782	4 866
Asia-Pacific	3 593	2 833	2 690
North America	6 680	7 235	7 168
Latin America	4 228	3 406	2 779

Nokia Group	56 896	53 511	51 605

(1)
The Mobile Phones business group came into existence pursuant to our reorganization on January 1, 2004. The employee figures shown for 2003 are for Nokia Mobile Phones, the segment that existed until December 31, 2003.

(2)
The Multimedia and Enterprise Solutions business groups did not exist prior to our reorganization on January 1, 2004. Therefore, the average number of employees for these business groups are not available for 2003.

(3)
The Customer and Market Operations and Technology Platforms horizontal groups did not exist prior to our reorganization on January 1, 2004. Therefore, the average number of employees for these horizontal groups are not available for 2003.

(4)
Nokia Ventures Organization has not existed as a reportable segment since our reorganization on January 1, 2004.

Management believes that we have a good relationship with our employees and with the labor unions.

6.E Share Ownership

General

The following section describes the ownership, or potential ownership interest in the company of the members of our Board of Directors and the Group Executive Board, either through share ownership or through holding of equity based incentives, which may lead to a share ownership in the future. The members of the Board of Directors do not receive stock options or any other form of variable pay from the company, with the exception of Jorma Ollila, Chairman and CEO. His holdings of equity based incentives are accounted for below under the Group Executive Board, see page 106 "Management stock option ownership" and page 109 "Performance Shares and Restricted

Shares." For a description of our equity-based compensation programs for employees and management, see "Item 6.B Compensation—Equity-based compensation programs."

Daniel R. Hesse and Edouard Michelin were elected as new members to the Board of Directors by the Annual General Meeting on April 7, 2005.

Of the Group Executive Board members, Sari Baldauf and J.T. Bergqvist ceased employment with us and resigned from the Group Executive Board with effect from January 31, 2005. Pekka Ala-Pietilä and Yrjö Neuvo resigned from the Group Executive Board with effect from October 1, 2005. Ala-Pietilä served as Executive Advisor for Nokia from October 1, 2005 until January 31, 2006, while Yrjö Neuvo retired at the end of 2005.

The following persons were appointed as new members to the Group Executive Board effective in 2005: Tero Ojanperä was appointed a member with effect from January 1, 2005, Simon Beresford-Wylie from February 1, 2005, Robert Andersson and Kai Öistämö effective October 1, 2005.

On December 31, 2005, the members of our Board of Directors held the aggregate of 750 952 shares and ADS's in the company, which represented 0.018% of our outstanding share capital and total voting rights excluding shares held by the Group as of that date. The following table depicts the share ownership as well as other potential ownership interests in the company based on long-term equity incentives of the members of our Group Executive Board, in relation to the company's outstanding share capital and total voting rights as of December 31, 2005.

Group Executive Board, ownership of shares and equity-based incentives, December 31, 2005

	Shares	%(1)	Stock Options		%(2)	Performance Shares at Threshold(3)	%(2)	Restricted Shares	%(2)
Group Executive Board	632 833	0.015	6 626 157		4.586	418 800	5.207	923 000	17.799
Other employees	*	*	137 869 030	(4)	95.414	7 624 017	94.793	4 262 676	82.201

Total			144 495 187		100	8 042 817	100	5 185 676	100

(1)
The percentage is calculated in relation to the outstanding share capital and total voting rights of the company as of December 31, 2005, excluding shares held by the Group as of that date.

(2)
The percentage is calculated in relation to the total outstanding equity plans, i.e. stock options, performance shares and restricted shares, as applicable, as of December 31, 2005.

(3)
Performance shares at threshold represent the original grant. At maximum performance, the settlement amounts to four times the number of performance shares originally granted (at threshold).

(4)
The number includes the total number of stock options outstanding, consisting of 128 091 354 options held by other employees and 9 777 676 options sold to the market.

*
no information available.

Shares

The following two tables set forth the number of shares and ADSs beneficially held by members of the Board of Directors and the Group Executive Board as of December 31, 2005.

Board of Directors

	Shares(1)	ADSs
Jorma Ollila(2)	231 433	0
Paul J. Collins	0	119 145
Georg Ehrnrooth(3)	312 426	0
Daniel R. Hesse	0	3 340
Bengt Holmström	14 250	0
Per Karlsson(3)	16 646	0
Edouard Michelin	4 870	0
Marjorie Scardino	0	11 662
Vesa Vainio	25 214	0
Arne Wessberg	11 966	0

Total	616 805	134 147

(1)
The number of shares includes not only shares acquired as compensation for services rendered as a member of the Board of Directors, but also shares acquired by any other means.

(2)
For Mr. Ollila's holdings of long-term equity-based incentives, see "Stock option ownership of the Group Executive Board, December 31, 2005" on page 107 and "Performance Shares and Restricted Shares" on page 109.

(3)
Mr. Ehrnrooth's and Mr. Karlsson's holdings include both shares held personally and shares held through a company.

Group Executive Board

	Shares	ADSs
Robert Andersson	15 000	0
Simon Beresford-Wylie	1 000	0
Olli-Pekka Kallasvuo	100 000	0
Pertti Korhonen	15 300	0
Mary McDowell	0	5 000
Hallstein Moerk	14 100	0
Tero Ojanperä	0	0
Richard Simonson	0	20 000
Veli Sundbäck	125 000	0
Anssi Vanjoki	106 000	0
Kai Öistämö	0	0

Group Executive Board Total(1)(2)	376 400	25 000

(1)
Mr. Ala-Pietilä resigned as member of the Group Executive Board effective October 1, 2005, and ceased employment with us on January 31, 2006. He held 49 600 shares as of December 31, 2005.

(2)
Dr. Neuvo resigned as member of the Group Executive Board effective October 1, 2005, and ceased employment with us, effective December 31, 2005. He held 74 540 shares as of December 31, 2005.

Management stock option ownership

The following tables provide certain information relating to stock options held by members of the Group Executive Board as of December 31, 2005. These stock options were issued pursuant to our Nokia Stock Option Plans 2001, 2003 and 2005. For a description of our stock option plans, including information regarding the expiration date of the options under these plans, please see the table "Outstanding stock option plans of the Group, December 31, 2005" in Note 24 to the consolidated financial statements in Item 18 of this annual report on Form 20-F.

Stock option ownership of the Group Executive Board, December 31, 2005

					Total realisable value of Stock Options, December 31, 2005 EUR(2)
			Number of Stock Options(1)
	Stock Option category	Exercise price per share EUR
			Exercisable	Unexercisable	Exercisable(3)	Unexercisable
Jorma Ollila	2001 A/B	36.75	1 000 000	0	0	0
	2001 C 4Q/01	26.67	468 750	31 250	0	0
	2002 A/B	17.89	812 500	187 500	0	0
	2003 2Q	14.95	450 000	350 000	225 000	175 000
	2004 2Q	11.79	125 000	275 000	457 500	1 006 500
	2005 2Q	12.79	0	400 000	0	1 064 000
Olli-Pekka Kallasvuo	2001 A/B	36.75	100 000	0	0	0
	2001 C 4Q/01	26.67	46 875	3 125	0	0
	2002 A/B	17.89	142 183	32 817	0	0
	2003 2Q	14.95	67 500	52 500	33 750	26 250
	2004 2Q	11.79	18 750	41 250	68 625	150 975
	2005 2Q	12.79	0	60 000	0	159 600
	2005 4Q	14.48	0	100 000	0	97 000
Robert Andersson	2001 A/B	36.75	21 500	0	0	0
	2001 C 4Q/01	26.67	10 068	682	0	0
	2002 A/B	17.89	24 375	5 625	0	0
	2003 2Q	14.95	10 125	7 875	5 063	3 938
	2004 2Q	11.79	3 250	7 150	11 895	26 169
	2005 2Q	12.79	0	12 000	0	31 920
	2005 4Q	14.48	0	28 000	0	27 160
Simon Beresford-Wylie	2001 A/B	36.75	14 000	0	0	0
	2001 C 4Q/01	26.67	6 557	443	0	0
	2002 A/B	17.89	11 375	2 625	0	0
	2003 2Q	14.95	7 310	5 690	3 655	2 845
	2004 2Q	11.79	3 125	6 875	11 438	25 163
	2005 2Q	12.79	0	60 000	0	159 600
Pertti Korhonen	2001 A/B	36.75	30 000	0	0	0
	2001 C 4Q/01	26.67	14 057	943	0	0
	2002 A/B	17.89	56 875	13 125	0	0
	2003 2Q	14.95	28 125	21 875	14 063	10 938
	2004 2Q	11.79	15 625	34 375	57 188	125 813
	2005 2Q	12.79	0	60 000	0	159 600
Mary McDowell	2003 4Q	15.05	30 625	39 375	12 250	15 750
	2004 2Q	11.79	15 625	34 375	57 188	125 813
	2005 2Q	12.79	0	60 000	0	159 600
Hallstein Moerk	2001 A/B	36.75	30 000	0	0	0
	2001 C 4Q/01	26.67	14 057	943	0	0
	2002 A/B	17.89	24 375	5 625	0	0
	2003 2Q	14.95	11 250	8 750	5 625	4 375
	2004 2Q	11.79	9 375	20 625	34 313	75 488
	2005 2Q	12.79	0	40 000	0	106 400

Tero Ojanperä	2001 A/B	36.75	12 500	0	0	0
	2001 C 4Q/01	26.67	5 852	398	0	0
	2002 A/B	17.89	11 779	2 721	0	0
	2003 2Q	14.95	9 000	7 000	4 500	3 500
	2004 2Q	11.79	3 125	6 875	11 438	25 163
	2005 2Q	12.79	0	40 000	0	106 400
Richard Simonson	2001 C 3Q/01	20.61	36 000	0	0	0
	2002 A/B	17.89	12 183	2 817	0	0
	2003 2Q	14.95	6 465	5 035	3 233	2 518
	2004 2Q	11.79	15 625	34 375	57 188	125 813
	2005 2Q	12.79	0	60 000	0	159 600
Veli Sundbäck	2001 A/B	36.75	40 000	0	0	0
	2001 C 4Q/01	26.67	18 750	1 250	0	0
	2002 A/B	17.89	32 500	7 500	0	0
	2003 2Q	14.95	28 125	21 875	14 063	10 938
	2004 2Q	11.79	9 375	20 625	34 313	75 488
	2005 2Q	12.79	0	40 000	0	106 400
Anssi Vanjoki	2001 A/B	36.75	70 000	0	0	0
	2001 C 4Q/01	26.67	32 807	2 193	0	0
	2002 A/B	17.89	81 250	18 750	0	0
	2003 2Q	14.95	56 250	43 750	28 125	21 875
	2004 2Q	11.79	18 750	41 250	68 625	150 975
	2005 2Q	12.79	0	60 000	0	159 600
Kai Öistämö	2001 A/B	36.75	2 695	0	0	0
	2001 C 4Q/01	26.67	2 013	682	0	0
	2002 A/B	17.89	4 029	4 038	0	0
	2003 2Q	14.95	6 465	5 035	3 233	2 518
	2004 2Q	11.79	3 125	6 875	11 438	25 163
	2005 2Q	12.79	0	12 800	0	34 048
	2005 4Q	14.48	0	28 000	0	27 160
Stock options held by the members of the Group Executive Board on December 31, 2005, Total(4)			4 141 895	2 484 262	1 233 703	4 777 050
All outstanding stock option plans, Total			110 863 400	33 631 787	15 213 285	22 249 290

(1)
Number of stock options equals the number of underlying shares represented by the option entitlement.

(2)
The realizable value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of December 30, 2005 of EUR 15.45.

(3)
During 2005, there were no gains realized upon exercise of stock options to report, nor were any share-based incentive grants settled for the members of the Group Executive Board.

(4)
Mr. Ala-Pietilä resigned as member of the Group Executive Board effective October 1, 2005, and ceased employment with us on January 31, 2006. Dr. Yrjö Neuvo resigned as member of the Group Executive Board effective October 1, 2005, and retired from Nokia effective December 31, 2005. The information relating to stock options held and retained by Mr. Ala-Pietilä and Dr. Neuvo as of the date of termination of employment is represented in the table below:

							Realized gains in 2005 on Stock Options exercised(d)
					Total realisable value of Stock Options EUR(b)(c)
			Number of Stock Options(a)
	Stock Option category	Exercise price per share					Number of options
			Exercisable	Unexercisable	Exercisable	Unexercisable		Gains
		EUR						EUR
Pekka Ala-Pietilä	2001 A/B	36.75	0	0	0	0	250 000	5
(Information as	2001 C 4Q/01	26.67	7 818	0	0	0	117 182	6 356
per January 31,	2002 A/B	17.89	15 625	0	0	0	203 125	145 448
2006)	2003 2Q	14.95	0	0	0	0	0	0
	2004 2Q	11.79	30 000	0	97 800	0	0	0
	2005 2Q	12.79	0	0	0	0	0	0
Yrjö Neuvo	2001 A/B	36.75	70 000	0	0	0	0	0
(Information as	2001 C 4Q/01	26.67	32 807	2 193	0	0	0	0
per December 31,	2002 A/B	17.89	56 875	13 125	0	0	0	0
2005)	2003 2Q	14.95	22 500	17 500	11 250	8 750	0	0
	2004 2Q	11.79	6 250	13 750	22 875	50 325	0	0

  (a)
  Number equals the number of underlying shares represented by the option entitlement.

  (b)
  For Dr. Neuvo the realisable value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of December 30, 2005, which was EUR 15.45.

  (c)
  For Mr. Ala-Pietilä the realisable value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of January 31, 2006, which was EUR 15.05.

  (d)
  Realized gains in 2005 represent the total gross value received in 2005 in respect of options sold over the Helsinki Stock Exchange (transferable stock options).

Performance Shares and Restricted Shares

The following table provides certain information relating to performance shares and restricted shares held by members of the Group Executive Board as of December 31, 2005. These entitlements were granted pursuant to our performance share plans 2004 and 2005 and restricted share plans 2003, 2004 and 2005. For a description of our performance share and restricted share plans, in which our executive officers participate, please see Note 24 "Share-based payment" to the consolidated financial statements in Item 18 of this annual report on Form 20-F.

	Performance Shares				Restricted Shares
	Plan name(1)	Performance Shares at Threshold(2)	Performance Shares at Maximum(2)	Value December 31, 2005(3)	Plan name(4)	Number of Restricted Shares	Value December 31, 2005(5)
		number	number	EUR			EUR
Jorma Ollila	2004	100 000	400 000	3 090 000	2004	100 000	1 545 000
	2005	100 000	400 000	3 090 000	2005	100 000	1 545 000
Olli-Pekka Kallasvuo	2004	15 000	60 000	463 500	2004	35 000	540 750
	2005	15 000	60 000	463 500	2005	70 000	1 081 500
Robert Andersson	2004	2 600	10 400	80 340	2004	15 000	231 750
	2005	3 000	12 000	92 700	2005	28 000	432 600
Simon Beresford-Wylie					2003	22 000	339 900
	2004	2 500	10 000	77 250
	2005	15 000	60 000	463 500	2005	35 000	540 750
Pertti Korhonen					2003	35 000	540 750
	2004	12 500	50 000	386 250	2004	25 000	386 250
	2005	15 000	60 000	463 500	2005	35 000	540 750
Mary McDowell					2003	20 000	309 000
	2004	12 500	50 000	386 250
	2005	15 000	60 000	463 500	2005	35 000	540 750
Hallstein Moerk					2003	26 000	401 700
	2004	7 500	30 000	231 750	2004	20 000	309 000
	2005	10 000	40 000	309 000	2005	25 000	386 250
Tero Ojanperä	2004	2 500	10 000	77 250	2004	15 000	231 750
	2005	10 000	40 000	309 000	2005	25 000	386 250
Richard Simonson					2003	33 250	513 713
	2004	12 500	50 000	386 250	2004	25 000	386 250
	2005	15 000	60 000	463 500	2005	35 000	540 750
Veli Sundbäck	2004	7 500	30 000	231 750	2004	20 000	309 000
	2005	10 000	40 000	309 000	2005	25 000	386 250
Anssi Vanjoki	2004	15 000	60 000	463 500	2004	35 000	540 750
	2005	15 000	60 000	463 500	2005	35 000	540 750
Kai Öistämö					2003	8 750	135 188
	2004	2 500	10 000	77 250	2004	15 000	231 750
	2005	3 200	12 800	98 880	2005	25 000	386 250
Performance Shares and Restricted Shares held by the Group Executive Board, Total(6)(7)		418 800	1 675 200	12 940 920		923 000	14 260 350
All outstanding Performance Shares and Restricted Shares, Total		8 042 817	32 171 268	248 523 045		5 185 676	80 118 694

(1)
The performance period for the 2004 plan is 2004-2007, with one interim measurement period for fiscal years 2004-2005.

Similarily,
the performance period for the 2005 Plan is 2005-2008, with one interim measurement period for fiscal years 2005-2006.

(2)
For the performance share plans 2004 and 2005, the number of performance shares at threshold represents the number of performance shares granted. This number shall vest as shares, should the pre-determined threshold performance levels of the company be met. The maximum number of performance shares shall vest as shares, should the predetermined maximum performance levels be met. The maximum number of performance shares equals four times the number originally granted.

(3)
Value is based on the closing market price of the Nokia share on the Helsinki Stock Exchange as of December 30, 2005 of EUR 15.45. The value is presented for the target number of shares, which is two times the number at threshold. The target number is used for expensing the instruments in the company's accounting.

(4)
Restriction period ends for the restricted share plan 2003 on October 1, 2006 (Vesting Date). Vesting Date for the 2004 plan is October 1, 2007, and for the 2005 plan October 1, 2008.

(5)
Value is based on the closing market price of the Nokia share on the Helsinki Stock Exchange as of December 30, 2005 of EUR 15.45.

(6)
Pekka Ala-Pietilä resigned as member of the Group Executive Board as of October 1, 2005, and ceased employment with us on January 31, 2006.

As
of December 31, 2005 he held 35 000 restricted shares from each of the 2004 and 2005 Restricted Share Plans, 20 000 performance shares at threshold from the 2004 Performance Share Plan and 15 000 performance shares at threshold from the 2005 Performance Share Plan. He forfeited all his performance shares and restricted shares in accordance with the relevant plan rules.

(7)
Yrjö Neuvo resigned as member of the Group Executive Board effective October 1, 2005, and retired from Nokia as of December 31, 2005.

As
of December 31, 2005 he held 5 000 performance shares at threshold from 2004 Performance Share Plan. He was entitled to keep all his performance shares and restricted shares in accordance with the relevant plan rules.

Stock Ownership Guidelines for Executive Management

One of the goals of our long-term equity-based incentive program is to focus executives on building value for shareholders. In addition to granting them stock options, performance shares and restricted shares, we also encourage stock ownership by our top executives. In January 2001, we introduced a stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the members of the Group Executive Board, the recommended minimum investment in our shares corresponds to two times the member's annual base salary. For Mr. Kallasvuo, who has already met this requirement as of the end of 2005, the Board of Directors has set a new recommended minimum ownership guideline of three times his annual base salary. To meet this requirement, all members are expected to retain after-tax equity gains in shares until the same minimum investment level is met.

Insiders' Trading in Securities

The Board of Directors has established a policy in respect of insiders' trading in Nokia securities. Under the policy, the holdings of Nokia securities by the primary insiders (as defined in the policy) are public information, which is available in the Finnish Central Securities Depositary and on the company's website. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including among other things, prohibitions on trading in Nokia securities during the three-week "closed-window" period immediately preceding the disclosure of our quarterly results and the four-week "closed-window" period immediately preceding the disclosure of our annual results. In addition, Nokia may set trading restrictions based on participation in projects. We update our insider trading policy from time to time and monitor our insiders' compliance with the policy on a regular basis. Nokia's Insider Policy is in line with the Helsinki Stock Exchange Guidelines for Insiders and also sets requirements beyond these guidelines.

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

As at December 31, 2005, 1 265 913 827 ADSs (equivalent to the same number of shares or approximately 28.55% of the total outstanding shares) were outstanding and held of record by 19 884 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., or ADP, the number of beneficial owners of ADSs as at December 31, 2005 was approximately 1.1 million.

As at December 31, 2005, there were approximately 126 352 holders of record of our shares. Of these holders, around 570 had registered addresses in the United States and held a total of some 2 759 027 of our shares, approximately 0.062% of the total outstanding shares. In addition, certain accounts of record with registered addresses other than in the United States hold our shares, in whole or in part, beneficially for United States persons.

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

See Note 34 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

7.C   Interests of Experts and Counsel

 Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A  Consolidated Statements and Other Financial Information

8.A.1    See Item 18 for our audited consolidated financial statements.

8.A.2    See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3    See page F-1 for the audit report of our accountants, entitled "Report of Independent Registered Public Accounting Firm."

8.A.4    Not applicable.

8.A.5    Not applicable.

8.A.6    See Note 3 to our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F for the amount of our export sales.

8.A.7    Litigation    Nokia and several other mobile device manufacturers, distributors and network operators were named as defendants in a series of class action suits filed in various US jurisdictions. The cases were consolidated before a US federal district court in Baltimore, Maryland, United States. The actions were brought on behalf of a purported class of persons in the United States as a whole consisting of all individuals that purchased mobile phones without a headset. In general, the complaints allege that the defendants should have included a headset with every hand-held mobile telephone as a means of reducing any potential health risk associated with the telephone's use, and assert causes of action based on negligence, fraud and misrepresentation. The relief sought by the complaint included unspecified amounts of compensation for phone and headset costs, and attorneys' fees. All of the cases were dismissed by the Federal Court on March 5, 2003, on the theory that the issues raised are primarily within the jurisdiction of the Federal Communications Commission, not the courts. The US Fourth Circuit Court of Appeals reversed the dismissal and remanded the cases back to the courts of origin. The individual courts are now establishing scheduling orders that will determine how each case proceeds. Nokia does not believe the cases have merit and will vigorously defend them.

Nokia has also been named as a defendant along with other mobile device manufacturers and network operators in five lawsuits by individual plaintiffs who allege that the radio emissions from mobile phones caused or contributed to each plaintiff's brain tumor. The cases are now before the courts in the District of Columbia. The cases are in the initial stages and motions to dismiss are being filed. Nokia does not believe that any of these cases has merit and will vigorously defend them.

We believe that the allegations described above are without merit, and intend to defend these actions vigorously. Other courts that have reviewed similar matters to date have found that there is no reliable scientific basis for the plaintiffs' claims.

One of our customers in Turkey, Telsim Mobil Telekomuniksyon Hiz. A.S., has defaulted on its obligations under a financing arrangement secured by us. In February 2004, the Arbitral Tribunal in Zürich rendered an award fully approving the claim against Telsim, which was owned and controlled by the Uzan family and their affiliates. In June 2004, the Swiss Federal Supreme Court dismissed Telsim's appeal which rendered the award final and enforceable. In addition, in conjunction with co-plaintiff Motorola Credit Corporation, we have been successful in a US lawsuit against individual members of the Uzan family and certain Uzan-controlled corporations. The lawsuit alleges that the defendants fraudulently induced us and Motorola, through a pattern of misleading and illegal conduct, to provide financing to Telsim. In July 2003, the trial judge held that Nokia was entitled to a USD 1.7 billion judgment. That judgment has now been affirmed by an appeals court. In August 2005, we reached a settlement with Telsim and Turkish Savings and Deposit Insurance Fund (TMSF), which currently controls and manages Telsim's assets. In December 2005, the Turkish government completed an auction of Telsim's assets to Vodafone. Nokia's settlement payment will be 7.5% of the purchase price, which is expected to be received during the first quarter of 2006 in connection with the closing of the sale. On the basis of the US judgment, we, however, vigorously continue the pursuit to recover all amounts due to us from the Uzan family. We wrote off our total financing exposure to Telsim by the end of 2002.

Nokia is also involved in a number of lawsuits with Basari Elektronik Sanayi ve Ticaret A.S. ("Basari Elektronik") and Basari Teknik regarding claims associated with the expiration of a product distribution agreement and the termination of a product service agreement. Those suits are currently before various courts in Turkey. Basari Elektronik claims that it is entitled to compensation for goodwill it generated on behalf of Nokia during the term of the distribution agreement. Basari Teknik has filed several suits related to alleged unpaid invoices and a suit that claims that the product service agreement between the parties was improperly terminated. Nokia is vigorously defending all these claims.

In 1999, Nokia entered into a license agreement with InterDigital Technology Corporation ("IDT") for certain technology. The license provided for a fixed royalty payment through 2001 and most favored licensee treatment from 2002 through 2006. The patents being licensed were subject to litigation by other manufacturers. In March 2003, IDT settled patent litigation with Ericsson and Sony-Ericsson and announced that it intended to apply the settlement royalty rates to Nokia under the most favored licensee provision. After failed attempts at negotiating a settlement, Nokia filed an arbitration demand seeking access to withheld information necessary to an evaluation of the matter. IDT responded with a counterclaim seeking to apply the Ericsson and Sony-Ericsson licenses to Nokia. An arbitration hearing was completed in January 2005 and an award ("Award") was issued by two of the three arbitrators in July 2005. The Award was accompanied by a lengthy dissent from the third arbitrator. In the Award, which Nokia believes was internally inconsistent, the majority generally set royalty rates that IDT has publicly contended imposes $232 to $252 million in royalty obligations on Nokia for the period of 2002 through 2006. Nokia disputes this calculation. Immediately after the Award was issued, IDT filed a demand with a federal district court in New York to confirm the Award. Nokia asked the same federal court to vacate the Award in its entirety under applicable law. On December 28, 2005, the federal district court issued an order confirming the Award and denying Nokia's motion to vacate. Two days prior to the issuance of the federal district court's order, IDT announced its intention to invoke the dispute resolution mechanisms under the parties' 1999 agreement with regard to Nokia's royalty reporting and payment obligations under the Award. In late January, Nokia filed a notice of appeal of the federal district court's order, and a schedule for briefing those matters to the Second Circuit Court of Appeals is in place. In addition, the parties have engaged in continued settlement discussions in an effort to resolve issues that are in dispute. Nokia continues to believe that the Award should be vacated under applicable law and is currently evaluating its options with regard to both the appeal process and IDT's request for further dispute resolution proceedings under the parties' agreement.

In November 2005, Qualcomm Incorporated ("Qualcomm") and its wholly owned subsidiary Snap Track, Inc. filed a patent infringement suit against Nokia Corporation and Nokia Inc. in the Federal District Court for the Southern District of California. The lawsuit involves twelve patents that Qualcomm apparently contends apply to the manufacture and sale of unidentified GSM products. On December 20, 2005, Nokia moved to stay the lawsuit pending resolution of a confidential arbitration pending between Nokia and Qualcomm. Nokia also simultaneously moved to dismiss the lawsuit for failure to state a claim for patent infringement or, in the alternative, for a more definite statement by Qualcomm of its purported claims. Nokia's motions are currently pending before the federal court with a hearing scheduled for mid-March 2006 and rulings expected shortly thereafter. Nokia will vigorously defend itself against these claims.

On April 6, 2004, Irving Greenfeld filed suit against Nokia, Jorma Ollila, Pekka Ala-Pietilä, Matti Alahuhta and Richard Simonson in the United States District Court for the Southern District of New York on behalf of all purchasers of Nokia's stock between January 8, 2004 and April 6, 2004. Subsequently, six individuals, Marc Abrams, Emery Chu, Zoe Myerson, Thomas Pflugbeil, Michael Devine and Donald L. Siefert, filed related actions, each alleging that Nokia's January 8, 2004 earnings guidance was materially misleading, as allegedly revealed in Nokia's April 6, 2004 press release. In addition, the complaints allege that Nokia's senior executives possessed material adverse information about the success of Nokia's reorganization and fraudulently failed to disclose this information. In September 2004, the court appointed Generic Trading, Martin Bergljung and Gerald Hoberman as lead plaintiffs and Milberg Weiss and Entwistle & Capucci as lead counsel. On January 7, 2005, lead plaintiffs filed a consolidated class action complaint (the "Consolidated Complaint"), on behalf of all purchasers "worldwide" of Nokia securities during the class period. The Consolidated Complaint expanded the original class period (January 8, 2004 through April 6, 2004) to October 16, 2003 through April 15, 2004. The Consolidated Complaint also added two new defendants, Olli-Pekka Kallasvuo and Anssi Vanjoki, in addition to the four individual defendants named in the initial complaint. The Consolidated Complaint alleges principally that Nokia's positive statements about its product portfolio and the projections based thereon were false and misleading because Nokia knew that there were substantial weaknesses in the product portfolio. The Consolidated Complaint also alleges that Nokia employed accounting and inventory techniques that were allegedly used to improperly manipulate sales figures. Nokia does not believe that the lead plaintiff's claims have merit and intends to vigorously defend itself.

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

8.B  Significant Changes

 No significant changes have occurred since the date of our consolidated financial statements included in this annual report on Form 20-F. See "Item 5.A Operating Results—Overview" for information on material trends affecting our business and results of operations.

ITEM 9. THE OFFER AND LISTING

9.A  Offer and Listing Details

 Our capital consists of shares traded on the Helsinki Stock Exchange under the symbol "NOK1V." American Depositary Shares, or ADSs, each representing one of our shares are traded on the New York Stock Exchange under the symbol "NOK." The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs. ADSs were first issued in July 1994.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on the Helsinki Stock Exchange and the high and low quoted prices for the shares, in the form of ADSs, on the New York Stock Exchange.

	Helsinki Stock Exchange		New York Stock Exchange
	Price per share		Price per ADS
	High	Low	High	Low
	(EUR)		(USD)
2001	46.50	14.35	44.69	12.95
2002	29.45	11.10	26.90	10.76
2003	16.16	11.44	18.45	12.67
2004
First Quarter	18.79	13.78	23.22	17.17
Second Quarter	17.40	10.83	21.15	13.08
Third Quarter	12.05	8.97	14.67	11.03
Fourth Quarter	12.89	11.11	16.85	13.80
Full Year	18.79	8.97	23.22	11.03
2005
First Quarter	12.36	10.75	16.41	13.92
Second Quarter	14.39	11.29	17.60	14.68
Third Quarter	15.03	12.53	18.03	15.18
Fourth Quarter	15.75	13.28	18.62	15.90
Full Year	15.75	10.75	18.62	13.92
Most recent six months
September 2005	13.94	12.70	16.91	15.86
October 2005	14.32	13.28	17.05	15.90
November 2005	14.85	14.14	17.50	16.92
December 2005	15.75	14.70	18.62	17.36
January 2006	16.18	14.88	19.74	18.05
February 2006	15.91	14.81	18.93	17.72

9.B  Plan of Distribution

 Not applicable.

9.C   Markets

 The principal trading markets for the shares are the New York Stock Exchange, in the form of ADSs, and the Helsinki Stock Exchange, in the form of shares. In addition, the shares are listed on the Frankfurt and Stockholm stock exchanges.

9.D  Selling Shareholders

 Not applicable.

9.E  Dilution

 Not applicable.

9.F   Expenses of the Issue

 Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A   Share Capital

 Not applicable.

10.B   Memorandum and Articles of Association

Registration

Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112 038 - 9. Nokia's corporate purpose under Article 1 of its articles of association is to engage in the telecommunications industry and other sectors of the electronics industry, including the manufacture and marketing of telecommunications systems and equipment, mobile phones, consumer electronics and industrial electronic products. We also may engage in other industrial and commercial operations, as well as securities trading and other investment activities.

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

Disclosure of Shareholder Ownership

According to the Finnish Securities Market Act of 1989, as amended, a shareholder shall disclose his ownership to the company and the Financial Supervision Authority when it reaches, exceeds or goes below 1/20, 1/10, 3/20, 1/5, 1/4, 1/3, 1/2 or 2/3 of all the shares outstanding. The term "ownership" includes ownership by the shareholder, as well as selected related parties.

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

The Finnish Companies Act of 1978 is currently subject to a major reform. Similarly, the Finnish Securities Market Act of 1989 is currently in the process of being significantly amended. Changes to both of these laws are expected to become effective in the latter part of 2006.

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

10.D   Exchange Controls

 There are currently no Finnish laws which may affect the import or export of capital, or the remittance of dividends, interest or other payments.

10.E   Taxation

General

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to ownership of our shares represented by ADSs.

The statements of United States and Finnish tax laws set out below are based on the laws in force as of the date of this annual report on Form 20-F and may be subject to any changes in US or Finnish law, and in any double taxation convention or treaty between the United States and Finland, occurring after that date, possibly with retroactive effect.

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

For the purposes of both the Treaty and the United States Internal Revenue Code of 1986, as amended, referred to as the Code, US Holders of ADSs will be treated as the owners of the underlying shares that are represented by those ADSs. Accordingly, the following discussion, except where otherwise expressly noted, applies equally to US Holders of ADSs on the one hand and of shares on the other.

The holders of ADSs will, for Finnish tax purposes, be treated as the owners of the shares that are represented by the ADSs. The Finnish tax consequences to the holders of shares, as discussed below, also apply to the holders of ADSs.

US and Finnish Taxation of Cash Dividends

For US federal income tax purposes, the gross amount of dividends paid to US Holders of shares or ADSs, including any related Finnish withholding tax, generally will be included in gross income as foreign source dividend income. Dividends will not be eligible for the dividends received deduction allowed to corporations under Section 243 of the Code. The amount includible in income (including any Finnish withholding tax) will equal the US dollar value of the payment, determined at the time such payment is received by the Depositary (in the case of ADSs) or by the US Holder (in the case of shares), regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period between the time such payment is received and the date the dividend payment is converted into US dollars will be treated as ordinary income or loss to a US Holder.

Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the US dollar amount includible in income in the case of a dividend paid (and taxes withheld) in foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this connection.

Under the Finnish Act on Taxation of Non-residents' Income and Wealth, non-residents of Finland are generally subject to a withholding tax at a rate of 28% payable on dividends paid by a company. However, pursuant to the Treaty, dividends paid to US Holders generally will be subject to Finnish withholding tax at a reduced rate of 15% of the gross amount of the dividend. See "—Finnish Withholding Taxes on Nominee Registered Shares" below.

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

Certain US Holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. Dividends that Nokia pays with respect to its shares and ADSs generally will be qualified dividend income if Nokia was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company. Nokia currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and is subject to change. Nokia intends to report its dividends as qualified dividends on Forms 1099-DIV delivered to US Holders. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions inconsistent with the claiming of foreign tax credits or reduced rates in respect of qualified dividends by US Holders of ADSs. Accordingly, the analysis of the creditability of Finnish withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Finnish Withholding Taxes on Nominee Registered Shares

For US Holders, the reduced 15% withholding tax rate of the Treaty (instead of 28%) is applicable to dividends paid to nominee registered shares only when the conditions of the new provisions applied to dividends that are paid on January 1, 2006 or after are met (Section 10b of the Finnish Act on Taxation of Non-residents' Income and Wealth).

According to the new provisions, the Finnish account operator and a foreign custodian are required to have a custody agreement, according to which the custodian undertakes to a) declare the country of residence of the beneficial owner of the dividend, b) confirm the applicability of the Treaty to the dividend, c) inform the account operator of any changes to the country of residence or the applicability of the Treaty, and d) provide the legal identification and address of the beneficial owner of the dividend and a certificate of residence issued by the local tax authorities upon request. It is further required that the foreign custodian is domiciled in a country with which Finland has entered into a treaty for the avoidance of double taxation and that the custodian is entered into the register of foreign custodians maintained by the Finnish tax authorities.

In general, if based on an applicable treaty for the avoidance of double taxation the withholding tax rate for dividends is 15% or higher, the treaty rate may be applied when the above-described conditions of the new provisions are met (Section 10b of the Finnish Act on Taxation of Non-residents' Income and Wealth). A lower rate than 15% may be applied based on the applicable treaty for the avoidance of double taxation only when the following information on the beneficial owner of the dividend is provided to the payer prior to the dividend payment: name, date of birth or business ID (if applicable) and address in the country of residence.

US and Finnish Tax on Sale or Other Disposition

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

The deposit or withdrawal by a US Holder of shares in exchange for ADSs or of ADSs for shares under the deposit agreement generally will not be subject to US federal income tax or Finnish income tax.

The sale by a US Holder of the ADSs or the underlying shares, other than an individual that, by reason of his residence in Finland for a period exceeding six months, is or becomes liable for Finnish income tax according to the relevant provisions of Finnish tax law, generally will not be subject to income tax in Finland, in accordance with Finnish tax law and the Treaty.

Finnish Capital Taxes

The Finnish capital tax regime was abolished in the beginning of 2006.

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

10.F  Dividends and Paying Agents

Not applicable.

10.G  Statement by Experts

Not applicable.

10.H  Documents on Display

The documents referred to in this report can be read at the Securities and Exchange Commission's public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

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

Due to the changes in the business environment, currency combinations may also change within the financial year. The most significant non-euro sales currencies during the year were the US dollar (USD), the Chinese yuan (CNY) and the UK pound sterling (GBP). In general, depreciation of another currency relative to the euro has an adverse effect on Nokia's sales and operating profit, while appreciation of another currency has a positive effect, with the exception of Japanese yen (JPY), being the only significant foreign currency in which Nokia has more purchase than sales.

The following chart shows the break-down by currency of the underlying net foreign exchange transaction exposure as of December 31, 2005 (in some of the currencies, especially the US dollar, Nokia has both substantial sales as well as cost, which have been netted in the chart).

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

Table 1 Transaction foreign exchange position Value-at-Risk

VaR	2005	2004
	(EUR million)
At December 31	12.4	12.7
Average for the year	10.2	14
Range for the year	3.3-29.3	1.6-26.9

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

Nokia uses the VaR methodology to assess and measure the interest rate risk in the investment portfolio, which is benchmarked against a combination of three-month and one-to-three-year investment horizon. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. For interest rate risk VaR, Nokia uses variance-covariance methodology. Volatilities and correlations are calculated from a one-year set of daily data. The VaR-based interest rate risk figures for an investment portfolio with a one-week horizon and 95% confidence level are shown in Table 2, below.

Table 2 Treasury investment portfolio Value-at-Risk

VaR	2005	2004
	(EUR million)
At December 31	6.9	10.4
Average for the year	10.0	6.3
Range for the year	6.9-15.3	3.6-10.8

Equity price risk

Nokia has certain strategic minority investments in publicly traded companies. These investments are classified as available-for-sale. The fair value of the equity investments at December 31, 2005 was EUR 8 million (EUR 7 million in 2004).

There are currently no outstanding derivative financial instruments designated as hedges of these equity investments. The VaR figures for equity investments, shown in Table 3, below, have been calculated using the same principles as for interest rate risk.

Table 3 Equity investments Value-at-Risk

VaR	2005	2004
	(EUR million)
At December 31	0.1	0.1
Average for the year	0.2	0.2
Range for the year	0.1-0.2	0.1-0.3

In addition to the listed equity holdings, Nokia invests in private equity through Nokia Venture Funds. The fair value of these available-for-sale equity investments at December 31, 2005 was USD 177 million (USD 142 million in 2004). Nokia is exposed to equity price risk on social security costs relating to stock compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

  (a)
  Disclosure Controls and Procedures. Our Chairman and Chief Executive Officer and our Executive Vice President, Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Group's disclosure controls and procedures were effective.

  (b)
  Internal Control Over Financial Reporting. There were no changes in the Group's internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor fees and services

PricewaterhouseCoopers Oy has served as Nokia's independent auditor for each of the fiscal years in the three-year period ended December 31, 2005. The independent auditor is elected annually by the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on March 30, 2006 that PricewaterhouseCoopers Oy be elected as the independent auditor for 2006.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2005 and 2004.

	2005	2004
	(EUR millions)
Audit Fees(1)	5.3	4.2
Audit-Related Fees(2)	1.0	1.0
Tax Fees(3)	5.9	5.0
All Other Fees(4)	0.1	0.3

Total	12.3	10.5

(1)
Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements and the statutory financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. The fees for 2005 include EUR 1.4 million of accrued audit fees for the 2005 year-end audit that were not billed until 2006; the fees for 2004 include EUR 0.8 million of accrued audit fees for the 2004 year-end audit that were not billed until 2005.

(2)
Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; internal control matters and services in anticipation of the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; employee benefit plan audits and reviews; and miscellaneous reports in connection with grant applications.

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

(4)
All Other Fees include fees billed for company establishment, forensic accounting and occasional training services and, in 2004 only, for advisory services in connection with the outsourcing of an operational process and forensic accounting related to internal investigations.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of Nokia's Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the "Policy").

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, including internal control, tax and other services that have received the general pre-approval of the Audit Committee, which services are subject to annual review by the Audit Committee. All other audit, audit-related, including internal control, tax and other services must receive a specific pre-approval from the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer. At each regular meeting of the Audit Committee, the independent auditor provides a report in order for the Audit Committee to review the services that the external auditor is providing, as well as the status and cost of those services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of Nokia shares by Nokia Corporation and its affiliates during 2005.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (EUR)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/05–1/31/05	7 000 000	11.71	7 000 000	(1)	47 000 000	(1)
February 2/1/05–2/28/05	47 000 000	12.11	47 000 000	(1)	0	(1)
March 3/1/05–3/31/05	0	0	0	(1)	0	(1)
April 4/1/05–4/30/05	0	0	0	(2)	443 200 000	(2)
May 5/1/05–5/31/05	40 800 000	13.46	40 800 000	(2)	402 400 000	(2)
June 6/1/05–6/30/05	0	0	0	(2)	402 400 000	(2)
July 7/1/05–7/31/05	18 040 000	12.99	18 040 000	(2)	384 360 000	(2)
August 8/1/05–8/31/05	48 240 000	12.95	48 240 000	(2)	336 120 000	(2)
September 9/1/05–9/30/05	33 330 000	13.22	33 330 000	(2)	302 790 000	(2)
October 10/1/05–10/31/05	21 580 000	13.46	21 580 000	(2)	281 210 000	(2)
November 11/1/05–11/30/05	56 800 000	14.58	56 800 000	(2)	224 410 000	(2)
December 12/1/05–12/31/05	42 220 000	15.30	42 220 000	(2)	182 190 000	(2)
Total	315 010 000	13.54	315 010 000

(1)
On March 25, 2004, the Annual General Meeting authorized the Board to repurchase a maximum of 230 million Nokia shares by using funds available for distribution of profits. The authorization was effective until March 25, 2005.

(2)
On April 7, 2005, the Annual General Meeting authorized the Board to resolve to repurchase a maximum of 443.2 million Nokia shares by using funds available for distribution of profits. The authorization is effective until April 7, 2006.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19. EXHIBITS

*1	Articles of Association of Nokia Corporation.
4.	Form of Executive Contract.
6.	See Note 31 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for information on how earnings per share information was calculated.
8.	List of significant subsidiaries.
12.1	Certification of Jorma Ollila, Chairman and Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
12.2	Certification of Richard A. Simonson, Executive Vice President and Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.(a).	Consent of Independent Registered Public Accounting Firm.

*
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.

GLOSSARY OF TERMS

2G (second generation mobile communications):    A digital cellular system such as GSM 900, 1800 and 1900.

3G (third generation mobile communications):    A digital system for mobile communications that provides increased bandwidth and lets a mobile device user access a wide variety of services, such as multimedia.

3GPP (Third Generation Partnership Project) and 3GPP2 (Third Generation Partnership Project 2):    Projects in which standards organizations and other related bodies have agreed to co-operate on the production of globally applicable technical specifications for a third generation mobile system.

3GPP Release 4:    A particular version of 3GPP standards in which the control and traffic layers in the circuit-switched core are separated.

Access network:    A telecommunications network between a local exchange and the subscriber station.

Analogue:    A signaling technique in which signals are conveyed by continuously varying the frequency, amplitude or phase of the transmission.

Base station:    A network element in a mobile network responsible for radio transmission and reception to or from the mobile station.

Base station controller:    A network element in a mobile network for controlling one or more base transceiver stations in the call set-up functions, in signaling, in the use of radio channels, and in various maintenance tasks.

Bluetooth:    A technology that provides short-range radio links to allow mobile computers, mobile phones, digital cameras, and other portable devices to communicate with each other without cables.

Broadband network:    A network that delivers higher bandwidth by using transmission channels capable of supporting data rates greater than the primary rate of 9.6 Kbit/s.

CDMA (Code Division Multiple Access):    A technique in which radio transmissions using the same frequency band are coded in a way that a signal from a certain transmitter can be received only by certain receivers.

Cellular network:    A mobile telephone network consisting of switching centers, radio base stations and transmission equipment.

Circuit switching:    Electronic communications via a dedicated channel, or circuit, for the duration of the communication.

Core network:    A combination of exchanges and the basic transmission equipment that together form the basis for network services.

Digital:    A signaling technique in which a signal is encoded into digits for transmission.

Dual Transfer Mode (DTM):    A transfer mode in which a mobile station is simultaneously in dedicated mode and packet transfer mode.

DVB-H (Digital Video Broadcast—Handheld):    A digital TV broadcasting technology based on traditional terrestrial antenna broadcast technology that enables service reception in handheld devices.

EDGE (Enhanced Data Rates for Global Evolution):    A technology to boost cellular network capacity and increase data rates of existing GSM networks to as high as 473 Kbit/s.

ETSI (European Telecommunications Standards Institute):    Standards produced by the ETSI contain technical specifications laying down the characteristics required for a telecommunications product.

Firewall Gateways:    Network points that act as an entrance to another network.

GPRS (General Packet Radio Services):    A service that provides packet switched data, primarily for second generation GSM networks.

GSM (Global System for Mobile Communications):    A digital system for mobile communications that is based on a widely accepted standard and typically operates in the 900 MHz, 1800 MHz, and 1900 MHz frequency bands.

HSDPA (High Speed Downlink Packet Access):    A wideband code division multiple access feature that provides high data rate transmission in a WCDMA downlink to support multimedia services. HSDPA brings high speed data delivery to 3G terminals, ensuring that users requiring effective multimedia capabilities benefit from data rates previously unavailable because of limitations in the radio access network.

HSUPA (High Speed Uplink Packet Access):    A wideband code division multiple access feature that provides high data rate transmission in a WCDMA uplink to support multimedia services.

I-HSPA (Internet-HSPA):    A 3GPP standards-based simplified network architecture innovation from Nokia implemented as a data overlay radio access layer that can be built with already deployed WCDMA base stations.

IEEE (Institute of Electrical and Electronics Engineers):    A non-profit, technical professional association that is an authority in technical areas ranging from computer engineering, biomedical technology and telecommunications, to electric power, aerospace and consumer electronics, among others.

IETF (The Internet Engineering Task Force):    An international organization consisting of over 80 working groups responsible for developing Internet standards.

IMS (IP Multimedia Subsystem):    A subsystem providing IP multimedia services that complement the services provided by the circuit switched core network domain.

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

IPSec VPN (Internet Protocol Security Virtual Private Network):    A technology for establishing a Virtual Private Network connection by using the IPSec protocol.

Java:    An object-oriented programming language that is intended to be hardware and software independent.

MMS (Multimedia Messaging Services):    An open standard defined by the Open Mobile Alliance that enables mobile phone users to send and receive messages with rich content, such as images, polyphonic ring tones, audio clips and even short videos.

Multiradio:    Able to support several different radio access technologies.

NFC (Near Field Communication):    A technology that enables users to exchange information between devices located near to each other.

OMA (Open Mobile Alliance):    An organization that acts as a mobile industry standards forum aiming at interoperable mobile services across geographic areas, network operators, and mobile terminals, as well as at an open standards-based framework that permits services in a multi-vendor environment.

OS:    Operating System

Packet:    Part of a message transmitted over a packet switched network.

Packet switching:    A technique that enables digitized data to be split into a number of packets, sometimes called datagrams, and sent out over various network routes to their location.

PBX (Private Branch Exchange):    A local exchange serving extensions in a business complex and providing access to the public network.

PDA (Personal Digital Assistant):    A portable device that combines a wide range of functions, such as diary, address book, word processor, and calculator.

Pixel:    The basic unit of the composition of an image on an electronic display screen.

Platform:    A basic system on which different applications can be developed. A platform consists of physical hardware entities and basic software elements such as the operating system.

Push to talk over Cellular (PoC):    A service that provides direct one-to-one and one-to-many voice communication in the cellular network.

QVGA:    A screen resolution of 320x240 pixels.

S60:    A feature rich software platform for smartphones with advanced data capabilities that is optimized for the Symbian OS.

Softswitch:    A switch that has distributed, layered software architecture and is meant for the public network infrastructure for data, video, and voice communications.

SSL (Secure Socket Layer):    A transport-level protocol that adds authentication and data encryption to TCP connections and as such is the standard protocol for securing web browsing.

SSL VPN:    A technology for establishing a VPN connection by using the SSL protocol.

Streaming:    The simultaneous transfer of digital media, such as video, voice and data, which is received as a continuous stream.

Symbian OS:    An operating system, application framework and application suite optimized for the needs of wireless information devices such as smartphones and communicators, and for handheld, battery-powered, computers.

Synchronization:    A process that causes something to occur or recur at the same time or in unison. Synchronization can be used to make the contents of specific files identical on different devices.

TCP/IP (Transmission Control Protocol/Internet Protocol):    A basic communication protocol used to transmit data over networks, on the Internet and on private networks.

TD-SCDMA (time division synchronous code division multiple access):    An alternative 3G standard.

TETRA (Terrestrial Trunked Radio):    An open digital trunked radio standard defined by ETSI.

Transfer mode:    Transmission, multiplexing and switching in a telecommunications network.

Transmission:    The action of conveying signals from one point to one or more other points.

VAR (Value Added Reseller):    A reseller that adds something to a product, thus creating a complete customer solution which it then sells under its own name.

VoIP (Voice over Internet Protocol):    Use of the Internet protocol to carry and route two-way voice communications.

VPN (Virtual Private Network):    A private network built using a public network as a base.

WCDMA (Wideband Code Division Multiple Access):    A third-generation mobile wireless technology that offers high data speeds to mobile and portable wireless devices.

WiFi:    A technology of wireless local area networks that operates according to the 802.11 standard of the Institute of Electrical and Electronics Engineers (IEEE).

WiMAX (Worldwide Interoperability for Microwave Access):    A technology of wireless networks that operates according to the 802.16 standard of the Institute of Electrical and Electronics Engineers (IEEE).

WLAN (wireless local area network):    A local area network using wireless connections, such as radio, microwave or infrared links, in place of physical cables.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NOKIA CORPORATION:

We have audited the accompanying consolidated balance sheets of Nokia Corporation and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nokia Corporation and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Group adopted various accounting standards effective January 1, 2005 and, as required for certain of the accounting changes, has revised prior periods for comparative purposes.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

Espoo, Finland
March 2, 2006

PricewaterhouseCoopers Oy
Authorized Public Accountants

Nokia Corporation and Subsidiaries

Consolidated Profit and Loss Accounts

		Financial year ended December 31
	Notes	2005	2004 As revised	2003 As revised
		EURm	EURm	EURm
Net sales		34,191	29,371	29,533
Cost of sales		(22,209)	(18,179)	(17,325)

Gross profit		11,982	11,192	12,208
Research and development expenses		(3,825)	(3,776)	(3,788)
Selling and marketing expenses	7	(2,961)	(2,564)	(2,657)
Administrative and general expenses		(609)	(611)	(635)
Other income	8	285	343	300
Other expenses	8, 9	(233)	(162)	(384)
Customer finance impairment charges, net of reversals	9	—	—	226
Impairment of goodwill	9	—	—	(151)
Amortization of goodwill	11	—	(96)	(159)

Operating profit	3, 4, 5, 6, 7, 8, 9, 10, 11	4,639	4,326	4,960
Share of results of associated companies	34	10	(26)	(18)
Financial income and expenses	12	322	405	352

Profit before tax		4,971	4,705	5,294
Tax	13	(1,281)	(1,446)	(1,697)

Profit before minority interests		3,690	3,259	3,597
Minority interests		(74)	(67)	(54)

Profit attributable to equity holders of the parent		3,616	3,192	3,543

		2005	2004 As revised	2003 As revised
		EUR	EUR	EUR
Earnings per share	31
(for profit attributable to the equity holders of the parent)
Basic		0.83	0.69	0.74
Diluted		0.83	0.69	0.74
		2005	2004	2003
Average number of shares (000's shares)	31
Basic		4,365,547	4,593,196	4,761,121
Diluted		4,371,239	4,600,337	4,761,160

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Balance Sheets

		December 31
	Notes	2005	2004 As revised
		EURm	EURm
ASSETS
Non-current assets
Capitalized development costs	14	260	278
Goodwill	14	90	90
Other intangible assets	14	211	209
Property, plant and equipment	15	1,585	1,534
Investments in associated companies	16	193	200
Available-for-sale investments	17	246	169
Deferred tax assets	27	692	623
Long-term loans receivable	18	63	—
Other non-current assets		7	58

		3,347	3,161
Current assets
Inventories	19, 21	1,668	1,305
Accounts receivable, net of allowances for doubtful accounts (2005: EUR 281 million, 2004: EUR 361 million)	20, 21	5,346	4,382
Prepaid expenses and accrued income	20	1,938	1,429
Other financial assets		89	595
Available-for-sale investments	17	—	255
Available-for-sale investments, liquid assets	17	6,852	9,085
Available-for-sale investments, cash equivalents	17, 35	1,493	1,367
Bank and cash	35	1,565	1,090

		18,951	19,508
Total assets		22,298	22,669

SHAREHOLDERS' EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	23	266	280
Share issue premium		2,458	2,366
Treasury shares, at cost		(3,616)	(2,022)
Translation differences		69	(126)
Fair value and other reserves	22	(176)	13
Retained earnings	25	13,154	13,720

		12,155	14,231
Minority interests		205	168

Total equity		12,360	14,399
Non-current liabilities	26
Long-term interest-bearing liabilities		21	19
Deferred tax liabilities	27	151	179
Other long-term liabilities		96	96

		268	294
Current liabilities
Short-term borrowings	28	377	215
Accounts payable		3,494	2,669
Accrued expenses	29	3,320	2,604
Provisions	30	2,479	2,488

		9,670	7,976
Commitments and contingencies	32
Total shareholders' equity and liabilities		22,298	22,669

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Cash Flow Statements

		Financial year ended December 31
	Notes	2005	2004 As revised	2003 As revised
		EURm	EURm	EURm
Cash flow from operating activities
Profit attributable to equity holders of the parent		3,616	3,192	3,543
Adjustments, total	35	1,774	2,059	2,992
Profit attributable to equity holders of the parent before change in net working capital		5,390	5,251	6,535
Change in net working capital	35	(366)	241	(184)
Cash generated from operations		5,024	5,492	6,351
Interest received		353	204	256
Interest paid		(26)	(26)	(33)
Other financial income and expenses, net received		47	41	118
Income taxes paid		(1,254)	(1,368)	(1,440)
Net cash from operating activities		4,144	4,343	5,252
Cash flow from investing activities
Acquisition of Group companies		(92)	—	(7)
Purchase of current available-for-sale investments, liquid assets		(7,277)	(10,318)	(11,695)
Purchase of non-current available-for-sale investments		(89)	(388)	(282)
Purchase of shares in associated companies		(16)	(109)	(61)
Additions to capitalized development costs		(153)	(101)	(218)
Long-term loans made to customers		(56)	—	(97)
Proceeds from repayment and sale of long-term loans receivable		—	368	315
Proceeds from (+)/payment of (-) other long-term receivables		14	2	(18)
Proceeds from short-term loans receivable		182	66	63
Capital expenditures		(607)	(548)	(432)
Proceeds from disposal of shares in Group companies, net of disposed cash		5	1	—
Proceeds from disposal of shares in associated companies		18	—	—
Proceeds from disposal of businesses		95	—	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		9,402	9,737	8,793
Proceeds from sale of current available-for-sale investments		247	587	—
Proceeds from sale of non-current available-for-sale investments		3	346	381
Proceeds from sale of fixed assets		167	6	19
Dividends received		1	22	24
Net cash from (used in) investing activities		1,844	(329)	(3,215)

		Financial year ended December 31
	Notes	2005	2004 As revised	2003 As revised
		EURm	EURm	EURm
Cash flow from financing activities
Proceeds from stock option exercises		2	—	23
Purchase of treasury shares		(4,258)	(2,648)	(1,355)
Proceeds from long-term borrowings		5	1	8
Repayment of long-term borrowings		—	(3)	(56)
Proceeds from (+)/repayment of (-) short-term borrowings		212	(255)	(22)
Dividends paid		(1,531)	(1,413)	(1,378)
Net cash used in financing activities		(5,570)	(4,318)	(2,780)
Foreign exchange adjustment		183	(23)	(146)
Net increase (+)/decrease (-) in cash and cash equivalents		601	(327)	(889)
Cash and cash equivalents at beginning of period		2,457	2,784	3,673

Cash and cash equivalents at end of period		3,058	2,457	2,784

Cash and cash equivalents comprise of:
Bank and cash		1,565	1,090	1,145
Current available-for-sale investments, cash equivalents	17, 38	1,493	1,367	1,639
		3,058	2,457	2,784

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Number of shares	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Before minority interests	Minority interests	Total
	(000's)
Group, EURm
Balance at January 1, 2003	4,786,762	287	2,225	(20)	135	(7)	11,661	14,281	173	14,454

Impact of implementing IAS 39(R)						(21)	21

Revised balance at January 1, 2003	4,786,762	287	2,225	(20)	135	(28)	11,682	14,281	173	14,454

Tax benefit on stock options exercised			13					13		13
Translation differences					(375)			(375)	(33)	(408)
Net investment hedge gains					155			155		155
Cash flow hedges, net of tax(1)						10		10		10
Available-for-sale investments, net of tax						98		98		98
Other increase, net							40	40	8	48
Profit(1)							3,543	3,543	54	3,597
Total recognized income and expense		—	13	—	(220)	108	3,583	3,484	29	3,513
Share issue related to acquisitions	1,225		18					18		18
Stock options exercised	7,160	1	22					23		23
Stock options exercised related to acquisitions			(6)					(6)		(6)
Share-based compensation(1)(2)			41					41		41
Acquisition of treasury shares	(95,339)			(1,363)				(1,363)		(1,363)
Reissuance of treasury shares	460			10				10		10
Dividend							(1,340)	(1,340)	(38)	(1,378)
Total of other equity movements		1	75	(1,353)	—	—	(1,340)	(2,617)	(38)	(2,655)

Revised balance at December 31, 2003	4,700,268	288	2,313	(1,373)	(85)	80	13,925	15,148	164	15,312

Translation differences					(119)			(119)	(16)	(135)
Net investment hedge gains					78			78		78
Cash flow hedges, net of tax(1)						(1)		(1)		(1)
Available-for-sale investments, net of tax						(66)		(66)		(66)
Other decrease, net							(1)	(1)	(5)	(6)
Profit(1)							3,192	3,192	67	3,259
Total recognized income and expense		—	—	—	(41)	(67)	3,191	3,083	46	3,129
Stock options exercised	5	—	—							—
Stock options exercised related to acquisitions			(8)					(8)		(8)
Share-based compensation(1)(2)			53					53		53
Acquisition of treasury shares	(214,120)			(2,661)				(2,661)		(2,661)
Reissuance of treasury shares	788			14				14		14
Cancellation of treasury shares		(8)	8	1,998			(1,998)	—		—
Dividend							(1,398)	(1,398)	(42)	(1,440)
Total of other equity movements		(8)	53	(649)	—	—	(3,396)	(4,000)	(42)	(4,042)

Revised balance at December 31, 2004	4,486,941	280	2,366	(2,022)	(126)	13	13,720	14,231	168	14,399

(1)
2003 and 2004 financial statements have been revised to reflect the retrospective implementation of IFRS 2 and IAS 39(R). See Note 2.

	Number of shares	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Before minority interests	Minority interests	Total
	(000's)
Group, EURm
Revised balance at December 31, 2004	4,486,941	280	2,366	(2,022)	(126)	13	13,720	14,231	168	14,399
Tax benefit on stock options exercised			(2)					(2)		(2)
Translation differences					406			406	31	437
Net investment hedge gains					(211)			(211)		(211)
Cash flow hedges, net of tax						(132)		(132)		(132)
Available-for-sale investments, net of tax						(57)		(57)		(57)
Other decrease, net							(55)	(55)	1	(54)
Profit							3,616	3,616	74	3,690
Total recognized income and expense		—	(2)	—	195	(189)	3,561	3,565	106	3,671
Stock options exercised	125		2					2		2
Stock options exercised related to acquisitions			(1)					(1)		(1)
Share-based compensation(2)			79					79		79
Acquisition of treasury shares	(315,174)			(4,268)				(4,268)		(4,268)
Reissuance of treasury shares	484			10				10		10
Cancellation of treasury shares		(14)	14	2,664			(2,664)	—		—
Dividend							(1,463)	(1,463)	(69)	(1,532)
Total of other equity movements		(14)	94	(1,594)	—	—	(4,127)	(5,641)	(69)	(5,710)

Balance at December 31, 2005	4,172,376	266	2,458	(3,616)	69	(176)	13,154	12,155	205	12,360

(2)
Share-based compensation is shown net of deferred compensation recorded related to social security costs on share-based payments.

Dividends declared per share were EUR 0.37 for 2005 (EUR 0.33 for 2004 and EUR 0.30 for 2003), subject to shareholders' approval. See Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation ("Nokia" or "the Group"), a Finnish limited liability company with domicile in Helsinki, are prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in millions of euros ("EURm"), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform with Finnish Accounting legislation. On January 26, 2006, the Group's Board of Directors authorized the financial statements for issue.

As of January 1, 2005 the Group adopted IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. Prior to the adoption of IFRS 2, the Group did not recognize the financial effect of share-based payments until such payments were settled. In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of shares, share options or other equity instruments that were granted after November 7, 2002 and that were not yet vested at the effective date of the standard.

As of January 1, 2005 the Group adopted IAS 39(R), Financial Instruments: Recognition and Measurement, which supersedes IAS 39 (revised 2000). Under IAS 39(R), hedge accounting is no longer allowed under Treasury Center foreign exchange netting. This change is retrospective for the Group as an existing IFRS user.

The comparative figures for 2004 and 2003 have been revised to reflect the adoption of IFRS 2 and IAS 39(R) and the effects are summarized in the consolidated statement of changes in shareholders' equity, and further information is disclosed in the accounting policies and in Notes to the consolidated financial statements.

The Group adopted IFRS 3, Business Combinations together with IAS 36(R), Impairment of Assets, and IAS 38(R), Intangible Assets, as of January 1, 2005, resulting in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was amortized on a straight line basis over its expected useful life over a period ranging from two to five years and assessed for an indication of impairment, periodically. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from January 1, 2005 for all acquisitions made prior to March 31, 2004. Accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From January 1, 2005, goodwill is assessed for impairment annually, and whenever there are indications of impairment. Under the transitional provisions of IFRS 3, this change in accounting policy was effective immediately for acquisitions made after March 31, 2004.

Consequent upon the adoption of IAS 21(R), The Effects of Changes in Foreign Exchange Rates, the Group has changed its accounting policy for the translation differences of goodwill arising on acquisitions of foreign companies made after January 1, 2005. Goodwill on acquisitions of foreign companies made prior to that is translated to euros at historical rates. In accordance with IAS 21(R), goodwill on acquisitions of foreign companies made after January 1, 2005, is translated into euros at closing rates.

The impacts of IFRS 3 and IAS 21(R) are prospective from January 1, 2005. The adoption of IFRS 3, IAS 21(R), IAS 36(R) and IAS 38(R) did not have any impact to the Group's financial position, results of operations or cash flows.

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

All inter-company transactions are eliminated as part of the consolidation process. Minority interests are presented separately in arriving at the net profit and they are shown as a component of shareholders' equity in the consolidated balance sheet.

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

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency receivables and liabilities are valued at the rates of exchange prevailing at the year-end. Foreign exchange gains and losses arising from balance sheet items, as well as fair value changes in the related hedging instruments, are reported in Financial Income and Expenses.

Foreign Group companies

In the consolidated accounts all items in the profit and loss accounts of foreign subsidiaries are translated into euro at the average foreign exchange rates for the accounting period. The balance sheets of foreign Group companies are translated into euro at the year-end foreign exchange rates with the exception of goodwill arising on the acquisition of a foreign company prior to the adoption of IAS 21 (revised 2004) as of January 1, 2005, which is translated to euro at historical rates. Differences resulting from the translation of profit and loss account items at the average rate and the balance sheet items at the closing rate are treated as an adjustment affecting consolidated shareholders' equity. On the disposal of all or part of a foreign Group company by sale, liquidation, repayment of share capital or abandonment, the cumulative amount or proportionate share of the translation difference is recognized as income or as expense in the same period in which the gain or loss on disposal is recognized.

Fair valuing principles

Financial assets and liabilities

Under IAS 39(R), the Group classifies its investments in marketable debt and equity securities and investments in unlisted equity securities into the following categories: held-to-maturity, trading, or available-for-sale depending on the purpose for acquiring the investments as well as ongoing intentions. All investments of the Group are currently classified as available-for-sale. Available-for-sale investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the balance sheet date. Certain unlisted equities for which fair values cannot be measured reliably are reported at cost less impairment. All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The fair value changes of available-for-sale investments are recognized in shareholders' equity. When the investment is disposed of, the related accumulated fair value changes are released from shareholders' equity and recognized in the profit and loss account. The weighted average method is used when determining the cost-basis of publicly listed equities being disposed of. FIFO (First-in First-out) method is used to determine the cost basis of fixed income securities being disposed of. An impairment is recorded when the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired. The cumulative net loss relating to that investment is removed from equity and recognized in the profit and loss account for the period. If, in a subsequent period, the fair value of the investment increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the profit and loss account.

The fair values of other financial assets and financial liabilities are assumed to approximate their carrying values, either because of their short maturities, or their fair values cannot be measured reliably.

Derivatives

Fair values of forward rate agreements, interest rate options, futures contracts and exchange traded options are calculated based on quoted market rates at the balance sheet date. Interest rate and currency swaps are valued by using discounted cash flow analyses. The changes in the fair values of these contracts are reported in the profit and loss account.

Fair values of cash settled equity derivatives are calculated by revaluing the contract at year-end quoted market rates. Changes in fair value are reported in the profit and loss account.

Forward foreign exchange contracts are valued at the market forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract forward rate. Currency options are valued at the balance sheet date by using the Garman & Kohlhagen option valuation model. Changes in the fair value on these instruments are reported in the profit and loss account except to the extent they qualify for hedge accounting.

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

Hedge accounting

Hedging of anticipated foreign currency denominated sales and purchases

The Group applies hedge accounting for "Qualifying hedges". Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future anticipated foreign currency denominated sales and purchases that meet the requirements set out in IAS 39(R). The cash flow being hedged must be "highly probable" and must ultimately impact the profit and loss account. The hedge must be highly effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of certain forward foreign exchange contracts and options, or option strategies, which have zero net premium or a net premium paid, and where the critical terms of the bought and sold options within a collar or zero premium structure are the same and where the nominal amount of the sold option component is no greater than that of the bought option.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders' equity to the extent that the hedge is effective. For qualifying foreign exchange options, or option strategies, the change in intrinsic value is deferred in shareholders' equity to the extent that the hedge is effective. In all cases the ineffective portion is recognized immediately in the profit and loss account. Hedging costs, either expressed as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or changes in the time value for options, or options strategies, are recognized within other operating income or expenses.

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

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39(R) are recognized immediately in the profit and loss account. The fair value changes of derivative instruments that directly relate to normal business operations are recognized within other operating income and expenses. The fair value changes from all other derivative instruments are recognized in financial income and expenses.

Foreign currency hedging of net investments

The Group also applies hedge accounting for its foreign currency hedging on net investments. Qualifying hedges are those properly documented hedges of the foreign exchange rate risk of foreign currency-denominated net investments that meet the requirements set out in IAS 39(R). The hedge must be effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of forward foreign exchange contracts, foreign currency-denominated loans, and options, or option strategies, which have zero net premium or a net premium paid, and where the terms of the bought and sold options within a collar or zero premium structure are the same.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders' equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account within financial income and expenses. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders' equity. Changes in the time value are at all times taken directly to the profit and loss account within financial income and expenses. If a foreign currency-denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders' equity.

Accumulated fair value changes from qualifying hedges are released from shareholders' equity into the profit and loss account only if the legal entity in the given country is sold, liquidated, repays its share capital or is abandoned.

Revenue recognition

Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the products to the end users. The Group records reductions to revenue for special pricing agreements, price protection and other volume based discounts.

In addition, sales and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment are recognized on the percentage of completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the costs to complete the contract can be estimated reliably, it is probable that the economic benefits associated with the contract will flow to the Group and the stage of contract completion can be measured. When the Group is not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered.

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

The Group's customer contracts may include the provision of separately identifiable components of a single transaction, for example the construction of a network solution and subsequent network maintenance services. Accordingly, for these arrangements, revenue recognition requires proper identification of the components of the transaction and evaluation of their commercial effect in order to reflect the substance of the transaction. If the components are considered separable, revenue is allocated across the identifiable components based upon relative fair values.

All the Group's material revenue streams are recorded according to the above policies.

Shipping and handling costs

The costs of shipping and distributing products are included in cost of sales.

Research and development

Research and development costs are expensed as they are incurred, except for certain development costs, which are capitalized when it is probable that a development project will generate future economic benefits, and certain criteria, including commercial and technical feasibility, have been met. Capitalized development costs, comprising direct labor and related overhead, are amortized on a systematic basis over their expected useful lives between two and five years.

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

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions	20–33 years
Production machinery, measuring and test equipment	1–3 years
Other machinery and equipment	3–10 years

Land and water areas are not depreciated.

Maintenance, repairs and renewals are generally charged to expense during the financial period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset. Leasehold improvements are depreciated over the lease term or useful life, whatever is shorter.

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

Borrowings

Borrowings are classified as loans and are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings.

Loans to customers

Loans to customers are recorded at amortized cost. Loans are subject to regular and thorough review as to their collectibility and as to available collateral; in the event that any loan is deemed not fully recoverable, provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans to customers is accrued monthly on the principal outstanding at the market rate on the date of financing and is included in other operating income.

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

The Group recognizes a provision for pension and other social costs on unvested equity instruments based upon local statutory law, net of deferred compensation, which is recorded as a component of shareholders equity. The provision is considered as a cash-settled share-based payment and is measured by reference to the fair value of the equity benefits provided, and the amount of the provision is adjusted to reflect the changes in the Nokia share price. The Group recognizes a provision for prior year tax contingencies based upon the estimated future settlement amount at each balance sheet date.

Share-based compensation

The Group has three types of equity settled share based compensation schemes for employees: stock options, performance shares and restricted shares. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. On a regular basis the Group reviews the assumptions made and revises its estimates of the number of performance shares that are expected to be settled, where necessary. Share-based compensation is recognized as an expense in the profit and loss account over the service period. When stock options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires the application of judgment by management in selecting appropriate assumptions for calculating financial estimates,

which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Set forth below are areas requiring significant judgment and estimation that may have an impact on reported results and the financial position.

Revenue recognition

Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Current sales may materially change if management's assessment of such criteria was determined to be inaccurate.

Revenue from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. Current sales and profit estimates for projects may materially change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers' plans, realization of penalties, and other corresponding factors.

Customer financing

The Group has provided a limited amount of customer financing and agreed extended payment terms with selected customers. Should the actual financial position of the customers or general economic conditions differ from assumptions, the ultimate collectibility of such financings and trade credits may be required to be re-assessed, which could result in a write-off of these balances and thus negatively impact profits in future periods.

Allowances for doubtful accounts

The Group maintains allowances for doubtful accounts for estimated losses resulting from the subsequent inability of customers to make required payments. If the financial conditions of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

Inventory-related allowances

The Group periodically reviews inventory for excess amounts, obsolescence and declines in market value below cost and records an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods.

Warranty provisions

The Group provides for the estimated cost of product warranties at the time revenue is recognized. The Group's warranty provision is established based upon best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As new products incorporating complex technologies are continuously introduced, and as local laws, regulations and practices may change, changes in these estimates could result in additional allowances or changes to recorded allowances being required in future periods.

Provision for intellectual property rights, or IPR, infringements

The Group provides for the estimated future settlements related to asserted and unasserted IPR infringements based on the probable outcome of each infringement. IPR infringement claims can last for varying periods of time, resulting in irregular movements in the IPR infringement provision. The ultimate outcome or actual cost of settling an individual infringement may materially vary from estimates.

Legal contingencies

Legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. Provisions are recorded for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

Capitalized development costs

The Group capitalizes certain development costs when it is probable that a development project will generate future economic benefits and certain criteria, including commercial and technical feasibility, have been met. Should a product fail to substantiate its estimated feasibility or life cycle, material development costs may be required to be written off in future periods.

Valuation of long-lived and intangible assets and goodwill

The Group assesses the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors that trigger an impairment review include underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Amounts estimated could differ materially from what will actually occur in the future.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using valuation techniques. The Group uses judgment to select an appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Changes in these assumptions may cause the Group to recognize impairments or losses in future periods.

Deferred taxes

Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. If the final outcome of these matters differs from the amounts initially recorded, differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Pensions

The determination of pension benefit obligation and expense for defined benefit pension plans is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of plan assets is invested in equity securities which are subject to equity market volatility. Changes in assumptions may materially affect the pension obligation and future expense.

Share-based compensation

The Group has various types of equity settled share-based compensation schemes for employees. Fair value of stock options is based on certain assumptions, including, among others, expected volatility and expected life of the options. Non-market vesting conditions attached to performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of sales and earnings per share. Significant differences in equity market performance, employee option activity and the Group's projected and actual sales and earnings per share performance, may materially affect future expense.

New IFRS standards and revised IAS standards

In August 2005, the IASB issued IFRS 7, Financial Instruments: Disclosures, which will supersede all disclosure requirements addressed earlier in IAS 32, Financial Instruments: Recognition and Measurement, and includes a comprehensive set of qualitative and quantitative disclosures on risk exposures from all financial instruments. IFRS 7 is effective for fiscal years beginning on or after January 1, 2007. The Group does not expect the adoption of this standard to have a material impact on the disclosures as it has also in the past disclosed qualitative and quantitative information on risk exposures.

In December 2004, the IASB issued Amendment to IAS 19 Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures, which introduces the option of an alternative recognition approach for actuarial gains and losses. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Group will apply this amendment from annual periods beginning January 1, 2006.

2. Adoption of IFRS 2 and IAS 39(R)

 The comparative figures for 2004 and 2003 have been revised to reflect the adoption of IFRS 2 and IAS 39(R) and the effects are summarized as follows:

	2004			2003
	IFRS 2	IAS 39(R)	Total	IFRS 2	IAS 39(R)	Total
	EURm	EURm	EURm	EURm	EURm	EURm
Increase in net sales	—	104	104	—	78	78
Increase in cost of sales	—	(46)	(46)	—	(88)	(88)
Increase in research and development expenses	(43)	—	(43)	(28)	—	(28)
Increase in selling and marketing expenses	(12)	—	(12)	(8)	—	(8)
Increase in administrative and general expenses	(7)	—	(7)	(5)	—	(5)
Increase (-)/decrease (+) in tax expense	2	(13)	(11)	—	2	2
Increase (+)/decrease (-) in profit attributable to equity holders of the parent	(60)	45	(15)	(41)	(8)	(49)
Decrease in accrued expenses	(2)	—	(2)	—	—	—
Increase in provisions	9	—	9	—	—	—
Increase in share issue premium	94	—	94	41	—	41
Decrease in fair value and other reserves	—	(56)	(56)	—	(12)	(12)
	2004			2003
	IFRS 2	IAS 39(R)	Total	IFRS 2	IAS 39(R)	Total
	EUR	EUR	EUR	EUR	EUR	EUR
Decrease in basic earnings per share	(0.01)	0.00	(0.01)	(0.01)	0.00	(0.01)
Decrease in diluted earnings per share	(0.01)	0.00	(0.01)	(0.01)	0.00	(0.01)

3. Segment information

 Nokia is organized on a worldwide basis into four primary business segments: Mobile Phones; Multimedia; Enterprise Solutions; and Networks. Nokia's reportable segments represent the strategic business units that offer different products and services for which monthly financial information is provided to the Board.

Mobile Phones connects people by providing expanding mobile voice and data capabilities across a wide range of mobile devices.

Multimedia brings connected mobile multimedia experiences to consumers in the form of advanced mobile devices and applications.

Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services.

Networks provides network infrastructure, communications and networks service platforms as well as professional services to operators and service providers.

In addition to the four business groups, the Group's organization has two horizontal units to support the mobile device business groups, increase operational efficiency and competitiveness, and to take advantage of economies of scale: Customer and Market Operations and Technology Platforms. The horizontal groups are not separate reporting entities, but their costs are carried mainly by the mobile device business groups, which comprises of Mobile Phones, Multimedia and Enterprise Solutions, with the balance included in Common Group Functions. The costs and revenues as well as assets and liabilities of the horizontal groups are allocated to the mobile device business groups on a symmetrical basis; with any amounts not so allocated included in Common Group Functions. Common Group Functions consists of common research and general Group functions.

The accounting policies of the segments are the same as those described in Note 1. Nokia accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices. Nokia evaluates the performance of its segments and allocates resources to them based on operating profit.

No single customer represents 10% or more of Group revenues.

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Total reportable segments	Common Group Functions	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2005
Profit and Loss Information
Net sales to external customers	20,811	5,979	839	6,556	34,185	6		34,191
Net sales to other segments	—	2	22	1	25	(6)	(19)	—
Depreciation and amortization	247	83	22	241	593	119		712
Impairment and customer finance charges	—	36	—	—	36	30		66
Operating profit/(loss)	3,598	836	(258)	855	5,031	(392)		4,639
Share of results of associated companies	—	—	—	—	—	10		10
Balance Sheet Information
Capital expenditures(1)	273	77	24	102	476	131		607
Segment assets(2)	4,355	1,374	202	3,437	9,368	1,135	(53)	10,450
of which:
Investments in associated companies	—	—	—	—	—	193		193
Unallocated assets(3)								11,848

Total assets								22,298

Segment liabilities(4)	4,772	1,505	315	1,607	8,199	241	(156)	8,284
Unallocated liabilities(5)								1,654

Total liabilities								9,938

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Total reportable segments	Common Group Functions	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2004, As revised
Profit and Loss Information
Net sales to external customers	18,443	3,653	815	6,431	29,342	29		29,371
Net sales to other segments	78	23	24	—	125	(29)	(96)	—
Depreciation and amortization	306	77	23	314	720	148		868
Impairment and customer finance charges	—	—	—	115	115	11		126
Operating profit/(loss)	3,786	175	(210)	884	4,635	(309)		4,326
Share of results of associated companies	—	—	—	—	—	(26)		(26)
Balance Sheet Information
Capital expenditures(1)	279	67	18	91	455	93		548
Segment assets(2)	3,758	787	210	3,055	7,810	1,142	(12)	8,940
of which:
Investments in associated companies	—	—	—	—	—	200		200
Unallocated assets(3)								13,729

Total assets								22,669

Segment liabilities(4)	4,114	934	271	1,574	6,893	170	(12)	7,051
Unallocated liabilities(5)								1,219

Total liabilities								8,270

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Total reportable segments	Common Group Functions	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2003, As revised
Profit and Loss Information
Net sales to external customers	20,851	2,523	513	5,635	29,522	11		29,533
Net sales to other segments	125	8	27	—	160	(11)	(149)	—
Depreciation and amortization	378	55	10	520	963	175		1,138
Impairment and customer finance charges	—	—	—	200	200	40		240
Operating profit/(loss)	5,893	(196)	(143)	(216)	5,338	(378)		4,960
Share of results of associated companies	—	—	—	—	—	(18)		(18)

(1)
Including goodwill and capitalized development costs, capital expenditures in 2005 amount to EUR 760 million (EUR 649 million in 2004). The goodwill and capitalized development costs consist of EUR 31 million in 2005 (EUR 11 million in 2004) for Mobile Phones, EUR 16 million in 2005 (EUR 3 million in 2004) for Multimedia, EUR 5 million in 2005 (EUR 1 million in 2004) for Enterprise Solutions, EUR 93 million in 2005 (EUR 83 million in 2004) for Networks and EUR 8 million in 2005 (EUR 3 million in 2004) for Common Group Functions.

(2)
Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes.

(3)
Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income. Tax related prepaid expenses and accrued income, and deferred tax assets amount to EUR 1,127 million in 2005 (EUR 826 million in 2004).

(4)
Comprises accounts payable, accrued expenses and provisions except those related to interest and taxes.

(5)
Unallocated liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions. Tax related prepaid income and accrued expenses, and deferred tax liabilities amount to EUR 433 million in 2005 (EUR 246 million in 2004).

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Net sales to external customers by geographic area by location of customer
Finland	331	351	347
China	3,403	2,678	2,023
USA	2,743	3,430	4,488
Great Britain	2,405	2,269	2,711
India	2,022	1,369	1,064
Germany	1,982	1,730	2,297
Other	21,305	17,544	16,603

Total	34,191	29,371	29,533

	2005	2004
	EURm	EURm
Segment assets by geographic area
Finland	3,619	3,429
China	1,120	880
USA	1,437	1,025
Great Britain	437	502
India	416	225
Germany	390	353
Other	3,031	2,526

Total	10,450	8,940

	2005	2004	2003
	EURm	EURm	EURm
Capital expenditures by market area
Finland	259	216	160
China	93	57	53
USA	74	80	49
Great Britain	12	5	9
India	31	3	2
Germany	26	20	17
Other	112	167	142

Total(1)	607	548	432

(1)
Including goodwill and capitalized development costs, capital expenditures amount to EUR 760 million in 2005 (EUR 649 million in 2004 and EUR 670 million in 2003). The goodwill and capitalized development costs in 2005 consist of EUR 0 million in USA (EUR 0 million in USA in 2004 and EUR 20 million in USA in 2003) and EUR 153 million in other areas (EUR 101 million in 2004 and EUR 218 million in 2003).

4. Percentage of completion

 Contract sales recognized under the cost-to-cost method of percentage of completion accounting were EUR 5,520 million in 2005 (EUR 5,197 million in 2004 and EUR 4,807 million in 2003). Billings in advance of contract revenues, included in prepaid income under accrued expenses, were EUR 148 million at December 31, 2005 (EUR 185 million in 2004 and EUR 195 million in 2003). Contract revenues recorded prior to billings, included in accounts receivable, were EUR 0 million at December 31, 2005 (EUR 80 million in 2004 and EUR 665 million in 2003).

5. Personnel expenses

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Wages and salaries	3,127	2,805	2,501
Share-based compensation expense, total	104	62	41
Pension expenses, net	252	253	184
Other social expenses	394	372	341

Personnel expenses as per profit and loss account	3,877	3,492	3,067

Share based compensation expense includes pension and other social costs of EUR 9 million in 2005 (EUR 2 million in 2004 and EUR 0 million in 2003) based upon the related employee benefit charge recognized during the year.

The net of tax share-based compensation expense amounted to EUR 82 million in 2005 (EUR 60 million in 2004 and EUR 41 million in 2003).

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 206 million in 2005 (EUR 192 million in 2004 and EUR 146 million in 2003).

	2005	2004	2003
Average personnel
Mobile Phones	2,647	2,853
Multimedia	2,750	2,851
Enterprise Solutions	2,185	2,167
Networks	17,676	15,463
Common Group Functions	31,638	30,177

Nokia Group	56,896	53,511	51,605

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

Effective on January 1, 2005, the Finnish TEL system was reformed. The most significant change that has an impact on the Group's future financial statements is that pensions accumulated after 2005 are calculated on the earnings during the entire working career, not only on the basis of the last few years of employment as provided by the old rules. An increase to the rate at which pensions accrue led to a past service cost of EUR 5 million in 2004, which will be recognized over employees' future working life.

As a result of the changes in the TEL system, which increased the Group's obligation in respect of ex employees and reduced the obligation in respect of recent recruits, a change in the liability has been recognised to cover future disability pensions. In 2005, to compensate the Group for the additional liability in respect of ex-employees assets of EUR 24 million were transferred from the pooled part of the pension system to cover future disability pensions inside Nokia Pension Foundation. As this transfer of assets is effectively a reduction of the obligation to the pooled premium, it has been accounted for as a credit to the profit and loss account during 2005.

The amounts recognized in the balance sheet relating to single employer defined benefit schemes are as follows:

	2005		2004
	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans
	EURm	EURm	EURm	EURm
Fair value of plan assets	904	372	768	303
Present value of obligations	(890)	(495)	(727)	(398)

Surplus/(Deficit)	14	(123)	41	(95)
Unrecognized net actuarial losses	128	105	93	82
Unrecognized past service cost	3	—	5	—

Prepaid/(Accrued) pension cost in balance sheet	145	(18)	139	(13)

Present value of obligations include EUR 35 million (EUR 36 million in 2004) of unfunded obligations.

The amounts recognized in the profit and loss account are as follows:

	2005	2004	2003
	EURm	EURm	EURm
Current service cost	69	62	54
Interest cost	58	56	46
Expected return on plan assets	(64)	(56)	(55)
Net actuarial losses recognized in year	9	—	3
Past service cost gain (-) loss (+)	1	(1)	—
Transfer from central pool	(24)	—	—
Curtailment	(3)	—	(10)

Total, included in personnel expenses	46	61	38

Movements in prepaid pension costs recognized in the balance sheet are as follows:

	2005		2004
	EURm		EURm
Prepaid pension costs at beginning of year	126		79
Net income (expense) recognized in the profit and loss account	(46)		(61)
Contributions paid	46		108
Foreign exchange	1		—

Prepaid pension costs at end of year	127	*	126	*

*
Included within prepaid expenses and accrued income.

The principal actuarial weighted average assumptions used were as follows:

	2005		2004
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%
Discount rate for determining present values	4.20	4.55	4.75	5.00
Expected long-term rate of return on plan assets	4.44	5.49	5.00	5.31
Annual rate of increase in future compensation levels	3.50	3.91	3.50	3.82
Pension increases	2.00	2.55	2.00	2.38

The prepaid pension cost above is made up of a prepayment of EUR 207 million (EUR 202 million in 2004) and an accrual of EUR 80 million (EUR 76 million in 2004).

The domestic pension plans' assets include Nokia securities with fair values of EUR 6 million in 2005 (EUR 4 million in 2004).

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group's German pension fund of EUR 62 million (EUR 62 million in 2004). See Note 34.

The actual return on plan assets was EUR 147 million in 2005 (EUR 83 million in 2004).

7. Advertising and promotional expenses

 The Group expenses advertising and promotion costs as incurred. Advertising and promotional expenses were EUR 1,481 million in 2005 (EUR 1,144 million in 2004 and EUR 1,414 million in 2003).

8. Other operating income and expenses

 Other operating income for 2005 includes a gain of EUR 61 million relating to the divestiture of the Group's Tetra business, a EUR 18 million gain related to the partial sale of a minority investment (see Note 16) and a EUR 45 million gain related to qualifying sales and leaseback transactions for real estate. In 2005, Enterprise Solutions recorded a charge of EUR 29 million for personnel expenses and other costs in connection with a restructuring taken in light of general downturn in market conditions, which were fully paid during 2005.

Other operating income for 2004 includes a gain of EUR 160 million representing the premium return under a multi-line, multi-year insurance program, which expired during 2004. The return was due to our low claims experience during the policy period.

Other operating income for 2003 includes a gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd. In 2003, Networks recorded a charge of EUR 80 million for personnel expenses and other costs in connection with the restructuring taken in light of general downturn in market conditions, of which EUR 15 million was paid during 2003.

9. Impairment

2005	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Group
	EURm	EURm	EURm	EURm	EURm	EURm
Impairment of available-for-sale investments	—	—	—	—	30	30

Total, net	—	—	—	—	30	30

2004
Impairment of available-for-sale investments	—	—	—	—	11	11
Impairment of capitalized development costs	—	—	—	115	—	115

Total, net	—	—	—	115	11	126

2003
Customer finance impairment charges, net of reversals	—	—	—	(226)	—	(226)
Impairment of goodwill	—	—	—	151	—	151
Impairment of available-for-sale investments	—	—	—	—	27	27
Impairment of capitalized development costs	—	—	—	275	—	275

Total, net	—	—	—	200	27	227

During 2004, the Group recorded an impairment charge of EUR 65 million of capitalized development costs due to the abandonment of FlexiGateway and Horizontal Technology modules. In addition, an impairment charge of EUR 50 million was recorded on WCDMA radio access network program due to changes in market outlook. The impairment loss was determined as the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount for WCDMA radio access network was derived from the discounted cash flow projections, which cover the estimated life of the WCDMA radio access network current technology, using a discount rate of 15%. The impaired technologies were part of Networks business group.

Relating to restructuring at Networks, the Group recorded a EUR 206 million impairment of capitalized development costs in 2003 relating to the WCDMA 3G systems. In 2003, Nokia also recorded a EUR 26 million and EUR 43 million impairment of capitalized development costs relating to FlexiGateway and Metrosite systems, respectively. The impairment losses were determined as the difference between the carrying amount of the asset and its recoverable amount. In determining the recoverable amount, the Group calculated the present value of estimated discounted future cash flows, using a 15% discount rate for WCDMA and FlexiGateway and 12% discount rate for Metrosite, expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

The impairment charge recorded in 2002 relating to Mobilcom was substantially reversed in 2003 by EUR 226 million as a result of the company receiving repayment of the Mobilcom loans receivables in the form of subordinated convertible perpetual bonds of France Telecom. See Notes 12, 17 and 22.

The Group has evaluated the carrying value of goodwill arising from certain acquisitions by determining if the carrying values of the net assets of the cash generating unit to which the goodwill belongs exceeds the recoverable amounts of that unit. In 2003, in the Networks business, the Group recorded an impairment charge of EUR 151 million on goodwill related to the acquisition of Amber Networks. The recoverable amount for Amber Networks was derived from the value in use discounted cash flow projections, which cover the estimated life of the Amber platform technology, using a discount rate of 15%. The impairment was a result of significant declines in the market outlook for products under development.

During 2005 the Group's investment in certain equity securities suffered a permanent decline in fair value resulting in an impairment charge of EUR 30 million relating to non-current available- for-sale investments (EUR 11 million in 2004 and EUR 27 million in 2003).

10. Acquisitions

 In 2003, the Group made three minor purchase acquisitions for a total consideration of EUR 38 million, of which EUR 20 million was in cash and EUR 18 million in non-cash consideration.

11. Depreciation and amortization

Depreciation and amortization by function

Cost of sales	242	196	214
Research and development	349	431	537
Selling and marketing	9	14	23
Administrative and general	99	123	162
Other operating expenses	13	8	43
Amortization of goodwill	—	96	159

Total	712	868	1,138

12. Financial income and expenses

	2005	2004	2003
	EURm	EURm	EURm
Income from available-for-sale investments
Dividend income	1	22	24
Interest income	295	299	323
Other financial income	77	178	38
Foreign exchange gains and losses	(11)	8	32
Interest expense	(18)	(22)	(25)
Other financial expenses	(22)	(80)	(40)

Total	322	405	352

During 2005, Nokia sold the remaining holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, the Group booked a total net gain of EUR 57 million (EUR 106 million in 2004) in other financial income, of which EUR 53 million (EUR 104 million in 2004) was recycled from Fair Value and Other Reserves. See Notes 17 and 22.

13. Income taxes

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Income tax expense
Current tax	(1,262)	(1,403)	(1,684)
Deferred tax	(19)	(43)	(13)

Total	(1,281)	(1,446)	(1,697)

Finland	(759)	(1,128)	(1,114)
Other countries	(522)	(318)	(583)

Total	(1,281)	(1,446)	(1,697)

The differences between income tax expense computed at statutory rates (in Finland 26% in 2005 and 29% in 2004 and 2003) and income taxes recognised in the consolidated income statement is reconciled as follows at December 31:

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Income tax expense at statutory rate	1,295	1,372	1,555
Amortization of goodwill	—	28	46
Impairment of goodwill	—	—	58
Provisions without income tax benefit/expense	11	—	—
Taxes for prior years	1	(34)	56
Taxes on foreign subsidiaries' profits in excess of (lower than) income taxes at statutory rates	(30)	(130)	(77)
Operating losses with no current tax benefit	—	—	8
Net increase in provisions	22	67	14
Change in deferred tax rate	—	26	—
Deferred tax liability on undistributed earnings	8	60	—
Adoption of IAS 39(R) and IFRS 2	—	11	(2)
Other	(26)	46	39

Income tax expense	1,281	1,446	1,697

At December 31, 2005, the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 92 million (EUR 105 million in 2004 and EUR 186 million in 2003), most of which will expire between 2006 and 2023.

In the beginning of 2005, the corporate tax rate in Finland was reduced from 29% to 26%. The impact of the change on the Profit and loss account through change in deferred taxes in 2004 was EUR 26 million. In 2005, there was no impact on the Profit and loss account through a change in deferred tax.

Income taxes include a tax benefit from a tax refund from previous years of EUR 48 million in 2005.

Certain of the Group companies' income tax returns for periods ranging from 1998 through 2004 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

During 2004, the Group analyzed its future foreign investment plans with respect to certain foreign investments. As a result of this analysis, the Group concluded that it could no longer represent that all foreign earnings may be permanently reinvested. Accordingly, the Group recorded the recognition of a EUR 60 million deferred tax liability in 2004. In 2005, the deferred tax liability was EUR 68 million.

14. Intangible assets

	2005	2004
	EURm	EURm
Capitalized development costs
Acquisition cost January 1	1,322	1,336
Translation differences	—	—
Additions during the period	153	101
Disposals during the period	(30)	(115)

Accumulated acquisition cost December 31	1,445	1,322

Accumulated depreciation January 1	(1,044)	(799)
Translation differences	—	—
Disposals during the period	30	—
Depreciation for the period	(171)	(245)

Accumulated depreciation December 31	(1,185)	(1,044)

Net book value January 1	278	537
Net book value December 31	260	278
Goodwill
Acquisition cost January 1	1,298	1,298
Transfer of accumulated depreciation	(1,208)	—
Translation differences	—	—
Additions during the period	—	—
Disposals during the period	—	—

Accumulated acquisition cost December 31	90	1,298

Accumulated depreciation January 1	(1,208)	(1,112)
Transfer of accumulated depreciation	1,208	—
Translation differences	—	—
Disposals during the period	—	—
Depreciation for the period	—	(96)

Accumulated depreciation December 31	—	(1,208)

Net book value January 1	90	186
Net book value December 31	90	90

Other intangible assets
Acquisition cost January 1	631	548
Translation differences	3	4
Additions during the period	59	86
Disposals during the period	(17)	(7)

Accumulated acquisition cost December 31	676	631

Accumulated depreciation January 1	(422)	(363)
Translation differences	7	2
Disposals during the period	14	7
Depreciation for the period	(64)	(68)

Accumulated depreciation December 31	(465)	(422)

Net book value January 1	209	185
Net book value December 31	211	209

15. Property, plant and equipment

	2005	2004
	EURm	EURm
Land and water areas
Acquisition cost January 1	104	108
Translation differences	1	—
Additions during the period	5	1
Disposals during the period	(28)	(5)

Accumulated acquisition cost December 31	82	104

Net book value January 1	104	108
Net book value December 31	82	104

Buildings and constructions
Acquisition cost January 1	910	887
Translation differences	16	(5)
Additions during the period	29	38
Disposals during the period	(90)	(10)

Accumulated acquisition cost December 31	865	910

Accumulated depreciation January 1	(220)	(196)
Translation differences	(1)	2
Disposals during the period	12	6
Depreciation for the period	(35)	(32)

Accumulated depreciation December 31	(244)	(220)

Net book value January 1	690	691
Net book value December 31	621	690

Machinery and equipment
Acquisition cost January 1	3,340	3,223
Translation differences	149	(44)
Additions during the period	470	438
Disposals during the period	(224)	(277)

Accumulated acquisition cost December 31	3,735	3,340

Accumulated depreciation January 1	(2,650)	(2,521)
Translation differences	(111)	31
Disposals during the period	217	266
Depreciation for the period	(440)	(426)

Accumulated depreciation December 31	(2,984)	(2,650)

Net book value January 1	690	702
Net book value December 31	751	690
Other tangible assets
Acquisition cost January 1	21	18
Translation differences	1	2
Additions during the period	1	1
Disposals during the period	(6)	—

Accumulated acquisition cost December 31	17	21

Accumulated depreciation January 1	(11)	(6)
Translation differences	1	(3)
Disposals during the period	6	—
Depreciation for the period	(2)	(2)

Accumulated depreciation December 31	(6)	(11)

Net book value January 1	10	12
Net book value December 31	11	10
Advance payments and fixed assets under construction
Net carrying amount January 1	40	53
Additions	105	25
Disposals	—	—
Transfers to:
Other intangible assets	(3)	(1)
Buildings and constructions	(4)	(8)
Machinery and equipment	(20)	(30)
Translation differences	2	1

Net carrying amount December 31	120	40

Total property, plant and equipment	1,585	1,534

16. Investments in associated companies

	2005	2004
	EURm	EURm
Net carrying amount January 1	200	76
Additions	12	150
Deductions	(17)	—
Share of results	10	(26)
Translation differences	8	1
Other movements	(20)	(1)

Net carrying amount December 31	193	200

In 2005, the Group disposed part of its 36.2% minority holding in Aircom Ltd. resulting to a holding of 10%. The gain on the sale recorded in other operating income was EUR 18 million. The Group's remaining 10% holding in Aircom shares is recorded as a non-current available-for-sale investment.

In 2004, the Group increased its ownership in Symbian from 32.2% to 47.9% by acquiring part of the shares of Symbian owned by Psion for EUR 102 million (GBP 70 million). EUR 68 million (GBP 47 million) of the total acquisition cost was paid in cash and the remaining purchase price is considered as contingent consideration to be paid in 2005 and 2006. The Group also participated in a rights issue to raise EUR 73 million (GBP 50 million) additional funding to Symbian. The issue was pro rata to existing shareholders.

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

17. Available-for-sale investments

	2005	2004
	EURm	EURm
Fair value at January 1	10,876	11,088
Deductions, net	(2,227)	(221)
Fair value gains (losses)	(28)	20
Impairment charges (Note 9)	(30)	(11)

Fair value at December 31	8,591	10,876

Non-current	246	169
Current	—	255
Current, liquid assets	6,852	9,085
Current, cash equivalents	1,493	1,367

Available-for-sale investments, comprising marketable debt and equity securities and investments in unlisted equity shares, are fair valued, except in the case of certain unlisted equities, where the fair value cannot be measured reliably. Such unlisted equities are carried at cost, less impairment (EUR 82 million in 2005 and EUR 54 million in 2004). Fair value for equity investments traded in active markets and for unlisted equities, where the fair value can be measured reliably, was EUR 165 million in 2005 and EUR 115 million in 2004. Fair value for equity investments traded in active markets is determined by using exchange quoted bid prices. For other investments, fair value is estimated by using the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses arising from the change in the fair value of available-for-sale investments are recognized directly in Fair value and Other Reserves.

Available-for-sale investments comprise: (1) highly liquid, interest-bearing investments with maturities at acquisition of longer than 3 months, which are regarded as current available-for-sale investments, liquid assets, (2) similar types of investments as in category (1), but with maturities at acquisition of less than 3 months, which are regarded as current available-for-sale investments, cash equivalents. The remaining part of the available-for-sale investments portfolio is classified as non-current. See Note 38 for details of these investments.

18. Long-term loans receivable

 Long-term loans receivable, consisting of loans made to suppliers and to customers principally to support their financing of network infrastructure and services or working capital, net of allowances and write-offs amounts (Note 9), are repayable as follows:

	2005	2004
	EURm	EURm
Under 1 year	56	—
Between 1 and 2 years	—	—
Between 2 and 5 years	7	—
Over 5 years	—	—

	63	—

19. Inventories

	2005	2004
	EURm	EURm
Raw materials, supplies and other	361	326
Work in progress	685	477
Finished goods	622	502

Total	1,668	1,305

20. Receivables and prepaids

 Accounts receivable include EUR 166 million (EUR 118 million in 2004) due more than 12 months after the balance sheet date.

Prepaid expenses and accrued income consists of VAT and other tax receivables, prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.

21. Valuation and qualifying accounts

Allowances on assets to which they apply:	Balance at beginning of year	Charged to cost and expenses	Deductions(1)	Balance at end of year
	EURm	EURm	EURm	EURm
2005
Allowance for doubtful accounts	361	80	(160)	281
Excess and obsolete inventory	172	376	(249)	299
2004
Allowance for doubtful accounts	367	155	(161)	361
Excess and obsolete inventory	188	308	(324)	172
2003
Allowance for doubtful accounts	300	228	(161)	367
Excess and obsolete inventory	290	229	(331)	188

(1)
Deductions include utilization and releases of the allowances.

22. Fair value and other reserves

	Hedging reserve EURm			Available-for-sale investments EURm			Total EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Balance at December 31, 2002, As revised	2	0	2	(13)	(16)	(29)	(11)	(16)	(27)

Cash flow hedges (Revised):
Fair value gains/(losses) in period	12	(2)	10	—	—	—	12	(2)	10
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	110	(12)	98	110	(12)	98
Transfer to profit and loss account on impairment	—	—	—	27	—	27	27	—	27
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(84)	20	(64)	(84)	20	(64)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	43	(6)	37	43	(6)	37

Balance at December 31, 2003, As revised	14	(2)	12	83	(14)	69	97	(16)	80

Cash flow hedges (Revised):
Fair value gains/(losses) in period	—	(1)	(1)	—	—	—	—	(1)	(1)
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	18	(1)	17	18	(1)	17
Transfer to profit and loss account on impairment	—	—	—	11	—	11	11	—	11
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(105)	10	(95)	(105)	10	(95)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004, As revised	14	(3)	11	7	(5)	2	21	(8)	13

Cash flow hedges:
Fair value gains/(losses) in period	(177)	45	(132)	—	—	—	(177)	45	(132)
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	(69)	6	(63)	(69)	6	(63)
Transfer to profit and loss account on impairment	—	—	—	9	—	9	9	—	9
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(5)	—	(5)	(5)	—	(5)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	2	—	2	2	—	2

Balance at December 31, 2005	(163)	42	(121)	(56)	1	(55)	(219)	43	(176)

Following the changes in IFRS on hedge accounting rules (IAS 39(R) effective from January 1, 2005, the Group has revised its method of hedging foreign exchange risks to ensure hedge accounting treatment under the new rules. As IAS 39(R) changes are retrospective for the Group as an existing IFRS user, the reserves of cash flow hedges recorded in equity at the end of 2003 and 2004, that would not qualify for hedge accounting under IAS 39(R), are reclassified to profit and loss account, which impacts on the closing balances of cash flow hedge reserves. The retrospective implementation of this change increased 2004 and 2003 net sales by EUR 104 million and EUR 78 million, respectively, and increased 2004 operating profit by EUR 58 million and decreased 2003 operating profit by EUR 10 million. More information on the adoption of IAS 39(R) is available in Note 1 and Note 2.

In order to ensure that amounts deferred in the cash flow hedging reserve represent only the effective portion of gains and losses on properly designated hedges of future transactions that remain highly probable at the balance sheet date, Nokia has adopted a process under which all derivative gains and losses are initially recognized in the profit and loss account. The appropriate reserve balance is calculated at the end of each period and posted to the Hedging Reserve.

The Group continuously reviews the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the Hedging Reserve during the year ended December 31, 2005 and 2004 do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur. Because of the number of transactions undertaken during each period and the process used to calculate the reserve balance, separate disclosure of the transfers of gains and losses to and from the reserve would be impractical.

All of the net fair value gains or losses recorded in the Fair value and other reserve at December 31, 2005 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to 1 year from the balance sheet date.

23. The shares of the Parent Company

Nokia shares and shareholders

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

On December 31, 2005, the share capital of Nokia Corporation was EUR 266,033,192.40 and the total number of shares was 4,433,886,540.

On December 31, 2005, the total number of shares included 261,511,283 shares owned by the Group companies with an aggregate par value of EUR 15,690,676.98 representing approximately 5.9% of the share capital and the total voting rights.

Authorizations

Authorization to increase the share capital

The Board of Directors had been authorized by Nokia shareholders at the Annual General Meeting held on March 25, 2004 to decide on an increase of the share capital by a maximum of EUR 55,500,000 offering a maximum of 925,000,000 new shares. In 2005, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization expired on March 25, 2005.

At the Annual General Meeting held on April 7, 2005 Nokia shareholders authorized the Board of Directors to decide on an increase of the share capital by a maximum of EUR 53,160,000 within one year from the resolution of the Annual General Meeting. The increase of the share capital may consist of one or more issues offering a maximum of 886,000,000 new shares with a par value of EUR 0.06 each. The share capital may be increased in deviation from the shareholders' pre-emptive rights for share subscription provided that from the company's perspective important financial grounds exist such as financing or carrying out of an acquisition or another arrangement or granting incentives to selected members of the personnel. In 2005, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization is effective until April 7, 2006.

At the end of 2005, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

The Board of Directors will propose to the Annual General Meeting convening on March 30, 2006 that the Board of Directors be authorized to resolve to increase the share capital of the company by issuing new shares, stock options or convertible bonds in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to stock options and conversion of convertible bonds into shares, may amount to a maximum of EUR 48,540,000 in total. As a result of share issuance, subscription of shares pursuant to stock options and conversion of convertible bonds into shares an aggregate maximum of 809,000,000 new shares with a par value of EUR 0.06 may be issued. The authorization is proposed to be effective until March 30, 2007, or in the event that the new Companies Act has been approved by the time of the Annual General Meeting, and enters into force latest on March 30, 2007, this authorization is proposed to be effective until June 30, 2007.

Other authorizations

At the Annual General Meeting held on March 25, 2004, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 230 million Nokia shares. In 2005 Nokia repurchased 54 million Nokia shares on the basis of this authorization.

At the Annual General Meeting held on April 7, 2005, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 443,200,000 Nokia shares, representing less than 10% of the share capital and the total voting rights, and to resolve on the disposal of a maximum of 443,200,000 Nokia shares. In 2005, a total of 261,010,000 Nokia shares were repurchased under this buy-back authorization, as a result of which the unused authorization amounted to 182,190,000 shares on December 31, 2005. No shares were disposed of in 2005 under the respective authorization. The shares may be repurchased under the buy-back authorization in order to carry out the company's stock repurchase plan. In addition, the shares may be repurchased in order to develop the capital structure of the company, to finance or carry out acquisitions or other arrangements, to settle the company's equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The authorization to dispose of the shares may be carried out pursuant to terms determined by the Board in connection with acquisitions or in other arrangements or for incentive purposes to selected members of the personnel. The Board may resolve to dispose the shares in another proportion than that of the shareholders' pre-emptive rights to the company's shares, provided that from the company's perspective important financial grounds exist for such disposal. These authorizations are effective until April 7, 2006.

The Board of Directors will propose to the Annual General Meeting convening on March 30, 2006 that the Board of Directors be authorized to repurchase a maximum of 405 million Nokia shares by using unrestricted shareholders' equity. Further, the Board of Directors will propose that the Annual General Meeting authorize the Board of Directors to resolve to dispose a maximum of 405 million Nokia shares. These authorizations are proposed to be effective until March 30, 2007, or in the event that the new Companies Act has been approved by the time of the Annual General Meeting, and enters into force latest on March 30, 2007, these authorizations are proposed to be effective until June 30, 2007.

24. Share-based payment

 The Group has several equity based incentive programs for employees, in which management also participates. The programs include performance share plans, stock option plans and restricted share plans.

The equity-based incentive grants are generally forfeited, if the employment relationship with the Group terminates, and they are conditional upon the fulfillment of the performance and such other conditions, as determined in the relevant plan rules.

Stock options

The Group's outstanding stock option plans currently include the so called "Global plans" launched in 2001, 2003 and 2005. These plans have been approved by the Annual General Meeting in the year of the launch of the plan.

Under these plans, each stock option entitles the holder to subscribe for one new Nokia share with a par value of EUR 0.06 each. In the 2001 stock option plan the stock options are transferable and the stock options under the 2003 and 2005 plans are non-transferable by the participants. All of the stock options have a quarterly staggered vesting schedule, as specified in the table below. The exercise prices are determined at the time of the grant, on a quarterly basis equalling the trade volume weighted average price of the Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter, when the sub-category of the stock option is denominated.

The exercises based on the stock options issued under the 2001, 2003 and 2005 stock option plans are settled with newly issued shares which will entitle the holder to a dividend for the financial year in which the subscription occurs. Other shareholder rights commence on the date on which the shares subscribed for are registered with the Finnish Trade Register.

Pursuant to the stock options issued, an aggregate maximum number of 144,495,187 new shares were authorized for subscription representing EUR 8,669,711 of the share capital and approximately 3% of the total number of votes on December 31, 2005. During 2005 the exercise of 125,240 options resulted in the issuance of 125,240 new shares and an increase of the share capital of the Group by EUR 7,514.40.

There were no other stock options or convertible bonds outstanding as of December 31, 2005, which upon exercise would result in an increase of the share capital of the parent company.

Outstanding stock option plans of the Group, December 31, 2005

				Vesting status (as percentage of total number of stock options outstanding)
					Exercise period
Plan (Year of launch)	Total plan size	Number of participants (approx.)	Option (Sub)category		First Vest date	Last Vest date	Expiry date	Exercise price/ share EUR
2001(1)(2)			2001A+B	100.00	July 1, 2002	July 1, 2005	December 31, 2006	36.75
			2001C3Q/01	100.00	October 1, 2002	October 3, 2005	December 31, 2006	20.61
			2001C4Q/01	93.75	January 1, 2003	January 2, 2006	December 31, 2006	26.67
			2001C1Q/02	87.50	April 1, 2003	April 3, 2006	December 31, 2007	26.06
			2001C3Q/02	75.00	October 1, 2003	October 2, 2006	December 31, 2007	12.99
			2001C4Q/02	68.75	January 1, 2004	January 2, 2007	December 31, 2007	16.86
			2002A+B	81.25	July 1, 2003	July 3, 2006	December 31, 2007	17.89
	102,869,000	30,000
2003(2)			2003 2Q	56.25	July 1, 2004	July 2, 2007	December 31, 2008	14.95
			2003 3Q	50.00	October 1, 2004	October 1, 2007	December 31, 2008	12.71
			2003 4Q	43.75	January 3, 2005	January 2, 2008	December 31, 2008	15.05
			2004 2Q	31.25	July 1, 2005	July 1, 2008	December 31, 2009	11.79
			2004 3Q	25.00	October 3, 2005	October 1, 2008	December 31, 2009	9.44
			2004 4Q	0.00	January 2, 2006	January 2, 2009	December 31, 2009	12.35
	33,452,000	20,000
2005(2)			2005 2Q	0.00	July 3, 2006	July 1, 2009	December 31, 2010	12.79
			2005 3Q	0.00	October 2, 2006	October 1, 2009	December 31, 2010	13.09
			2005 4Q	0.00	January 2, 2007	January 1, 2010	December 31, 2010	14.48
	8,174,000	4,000

(1)
The stock options under the 2001 plan are listed on the Helsinki Stock Exchange.

(2)
The Group's current stock option plans (the so called "Global plans") have a vesting schedule with a 25% vesting 1 year after grant, and quarterly vesting thereafter, each representing 6.25% of the total grant. The grants vest fully in 4 years.

Other employee stock option plans

In addition to the plans discussed above, the Group has minor stock option plans for the Group's employees in the US and Canada which do not result in an increase of the share capital of the Group and in which holders receive Nokia ADSs. The plans are settled with Nokia's existing shares, which are converted into ADS's. On the basis of these stock option plans the Group had 1.2 million stock options outstanding on December 31, 2005. Each stock option entitles the holder to receive the same amount of Nokia ADSs. The average exercise price of stock options under these plans is USD 25.36. These stock options are included in the table below. Treasury shares are acquired by the Group to meet its obligations under employee stock compensation plans in the US and Canada. When treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium.

Total stock options outstanding

	Number of shares	Weighted average exercise price	Weighted average share price	Aggregate intrinsic value
		EUR	EUR	EURm
Shares under option at December 31, 2002	221,443,235	28.81		106
Granted(1)	31,098,505	14.94
Exercised	7,700,791	3.97	12.57
Forfeited	5,847,332	25.23
Shares under option at December 31, 2003	238,993,617	27.90		105
Granted	7,172,424	11.88
Exercised	781,338	8.33	12.49
Forfeited	4,733,995	19.55
Expired	97,693,392	33.99
Shares under option at December 31, 2004	142,957,316	23.29		4
Granted	8,552,160	12.82
Exercised	724,796	10.94	13.42
Forfeited	5,052,794	17.86
Shares under option at December 31, 2005	145,731,886	22.97		61
Options exercisable at December 31, 2003 (shares)	148,150,370	31.88		18
Options exercisable at December 31, 2004 (shares)	83,667,122	26.18		12
Options exercisable at December 31, 2005 (shares)	112,095,407	25.33		17

(1)
Includes options converted in acquisitions.

The weighted average grant date fair value per option granted was EUR 2.45 in 2005, EUR 2.59 in 2004 and EUR 3.48 in 2003.

The total intrinsic value of options exercised was EUR 2 million in 2005, EUR 3 million in 2004 and EUR 66 million in 2003.

The options outstanding by range of exercise price at December 31, 2005 are as follows:

	Options outstanding			Vested options outstanding
Exercise prices EUR	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price EUR	Number of shares	Weighted remaining contractual life in years	Weighted average exercise price EUR
0.56 - 14.48	15,404,732	2.89	12.24	2,631,467	1.81	11.13
14.95 - 17.72	27,034,385	1.23	14.96	15,136,134	0.59	14.96
17.89	44,820,871	0.60	17.89	37,025,490	0.50	17.89
18.63 - 36.49	19,557,612	0.38	26.65	18,388,030	0.38	26.65
36.75 - 47.14	38,914,286	0.40	36.77	38,914,286	0.40	36.77

	145,731,886			112,095,407

Nokia calculates the fair value of options using the Black Scholes model. The fair value of the stock options is estimated on the date of grants using the following assumptions:

	2005	2004	2003
Dividend yield	2.50%	2.44%	2.05%
Weighted average expected volatility	25.92%	33.00%	35.00%
Risk-free interest rate	2.16% - 3.09%	2.24% - 4.22%	2.20% - 3.70%
Weighted average risk-free interest rate	2.60%	3.07%	2.80%
Expected life (years)	3.59	3.20	3.60
Weighted average share price	13.20	11.84	14.53

Expected term of share options is estimated by observing general option holder behaviour and actual historical terms of Nokia stock option programs.

The assumption of the expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility.

Performance shares

The Group has granted performance shares under the 2004 and 2005 performance share plans, which have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required, when the plans are settled using the Company's newly issued shares or disposal of existing treasury shares. The Group may also settle the plans using shares purchased on the open market or in lieu of shares cash settlement. The Group introduced performance shares in 2004 as the main element to broad-based equity compensation program, to further emphasize the performance element in employees' long-term incentives. The performance shares represent a commitment by the Company to deliver Nokia shares to employees at a future point in time, subject to the company's fulfillment of pre-defined performance criteria. No performance shares will vest unless the Company's performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria. For performance between the threshold and maximum performance levels the settlement follows a linear scale. Performance exceeding the maximum criteria does not increase the number of shares vesting. The maximum number of performance shares (Maximum Number) equals four times the number originally granted (Threshold Number). The criteria are calculated based on the Group's Average Annual Net Sales Growth and Earnings per Share ("EPS") Growth (basic) for the four year performance period of the plan. For the 2004 plan the performance period consists of the fiscal years 2004 through 2007 and for the 2005 plan the years 2005 through 2008.

For both the 2004 and 2005 plans, if either of the required performance levels are achieved, the first settlement will take place after two years' interim measurement period and is limited to a maximum vesting equal to the Threshold Number. The second and final settlement, if any, will be after the close of the four year performance period. Any settlement made after the Interim Measurement Period, will be deducted from the final settlement after the full Performance Period.

The following tables give certain information about our 2004 and 2005 performance share plans.

Plan name	Total Plan Size (Threshold Number)	Number of participants (approx.)	Interim Measurement Period	Performance Period	1st (Interim) Settlement	2nd (Final) Settlement
2004	3,685,063	11,000	2004-2005	2005-2008	2006	2009
2005	4,357,754	12,000	2005-2006	2006-2009	2007	2010
	Performance criterion(1)		2004 Plan	2005 Plan
Threshold	EPS growth	Interim Measurement Period	0.80	0.75
Performance		Performance Period	0.84	0.82
		Vesting (no. of shares)(2)	1.84 million	2.18 million
	Average Annual	Interim Measurement Period	4%	3%
	Net Sales	Performance Period	4%	3%
	Growth	Vesting (no. of shares)(2)	1.84 million	2.18 million
Maximum	EPS growth	Interim Measurement Period	0.94	0.96
Performance		Performance Period	1.18	1.33
		Vesting (no. of shares)(2)	7.37 million	8.72 million
	Average Annual	Interim Measurement Period	16%	12%
	Net Sales	Performance Period	16%	12%
	Growth	Vesting (no. of shares)(2)	7.37 million	8.72 million

(1)
Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%.

(2)
A performance share represents the grant at threshold. At maximum performance, the settlement amounts to 4 times the number of shares originally granted at threshold.

In accordance with the plan rules, prior to vesting, the Group will determine the method by which the shares are obtained for delivery, which may also include cash settlement. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with respect to the performance shares.

The table below gives certain information relating to the performance shares outstanding as at December 31, 2005.

	Number of performance shares at Threshold	Weighted average grant date fair value EUR(1)	Weighted average remaining contractual term (years)
Performance shares at January 1, 2005	3,910,840	10.58	3.25
Granted	4,469,219	11.86	3.74
Forfeited	337,242	10.74	3.88
Performance shares at December 31, 2005	8,042,817	11.28	2.79

(1)
The fair value of performance shares is estimated based on the grant date market price of the Company's share less expected dividends.

No performance shares vested during the year. Based on the performance of the Group during the Interim Measurement Period 2004-2005, under the 2004 Performance Share Plan, both performance criteria were met and as such 3.68 million shares equalling the threshold number are expected to vest in 2006. The shares will vest as of the date of the Annual General Meeting on March 30, 2006 and the settlement will take place as soon as practicable after vesting.

Restricted shares

Since 2003, the Group has granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of the Group. The restricted share plans 2003, 2004 and 2005 have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required when the plans are settled using the Company's newly issued shares or disposal of existing own shares. The Group may also settle the plans using shares purchased on the open market. The number of participants in the restricted share plans is approximately 500. All of our restricted share grants have a restriction period of three years after grant, after which period the granted shares will vest. As soon as practicable after vesting, they will be transferred and delivered to the recipients. Until shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these restricted shares.

The table below gives certain information relating to the Restricted Shares outstanding as at December 31, 2005.

	Number of Restricted Shares	Weighted average grant date fair value EUR(1)	Weighted average remaining contractual term (years)
Restricted Shares at January 1, 2005	2,319,430	11.55	2.06
Granted	3,016,746	12.14	2.76
Forfeited	150,500	14.31	0.74
Restricted Shares at December 31, 2005	5,185,676	11.59	2.06

(1)
The fair value of Restricted Shares is estimated based on the grant date market price of the Company's share less expected dividends.

No Restricted Shares vested during the year.

Other equity plans for employees

The Group also sponsors other immaterial equity plans for employees.

Total compensation cost related to unvested awards

As of December 31, 2005, there was EUR 287 million of total deferred compensation cost related to nonvested share-based compensation arrangements granted under the company's plans, including deferred compensation recorded related to other social costs. That cost is expected to be recognized over a weighted average period of 2.89 years. The total fair value of shares vested during the years ended December 31, 2005, 2004 and 2003 was EUR 150 million, EUR 242 million and EUR 300 million, respectively.

25. Distributable earnings

2005
EURm
Retained earnings	13,154
Translation differences (distributable earnings)	(176)
Treasury shares	(3,616)
Other non-distributable items
Portion of untaxed reserves	91

Distributable earnings December 31	9,453

Retained earnings under IFRS and Finnish Accounting Standards (FAS) are substantially the same. Distributable earnings are calculated based on Finnish legislation.

26. Long-term liabilities

 Long-term loans are repayable as follows:

	Outstanding December 31, 2005	Repayment date beyond 5 years	Outstanding December 31, 2004
	EURm	EURm	EURm
Long-term interest-bearing liabilities	21	21	19
Other long-term liabilities	96	96	96

	117	117	115

Deferred tax liabilities	151		179

Total long-term liabilities	268		294

The long-term liabilities, excluding deferred tax liabilities as of December 31, 2005, mature as follows:

	EURm	Percent of total
2006	—	—
2007	—	—
2008	—	—
2009	—	—
2010	—	—
Thereafter	117	100.0%

	117	100.0%

The currency mix of the Group long-term liabilities as at December 31, 2005 was as follows:

EUR	USD
96.00%	4.00%

27. Deferred taxes

	2005	2004
	EURm	EURm
Deferred tax assets:
Intercompany profit in inventory	49	41
Tax losses carried forward	7	12
Warranty provision	107	118
Other provisions	170	174
Fair value gains/losses	43	—
Untaxed reserves	88	88
Other temporary differences	228	190

Total deferred tax assets	692	623

Deferred tax liabilities:
Untaxed reserves	(24)	(30)
Fair value gains/losses	—	(28)
Undistributed earnings	(68)	(60)
Other	(59)	(61)

Total deferred tax liabilities	(151)	(179)

Net deferred tax asset	541	444

The tax charged to shareholders' equity is as follows:
Fair value and other reserves, fair value gains/losses	93	(7)

In 2005, the corporate tax rate in Finland reduced from 29% to 26%. The decrease of tax rate had no impact in deferred taxes in 2005 (a reduction of EUR 26 million in net deferred tax assets in 2004).

During 2004, the Group analyzed the majority of its future foreign investment plans with respect to foreign investments. As a result of this analysis, the Group concluded that it could no longer represent that all foreign earnings may be permanently reinvested. Accordingly, the Group recorded the recognition of a EUR 68 million deferred tax liability during 2005 (EUR 60 million in 2004).

At December 31, 2005 the Group had loss carry forwards of EUR 71 million (EUR 67 million in 2004) for which no deferred tax asset was recognized due to uncertainty of utilization of these loss carry forwards. These loss carry forwards will expire in years 2006 through 2011.

28. Short-term borrowings

 Short-term borrowings consist primarily of borrowings from banks denominated in different foreign currencies. The weighted average interest rate at December 31, 2005 and 2004 was 4.68% and 3.07%, respectively.

29. Accrued expenses

	2005	2004 As revised
	EURm	EURm
Social security, VAT and other taxes	790	448
Wages and salaries	326	209
Prepaid income	268	293
Other	1,936	1,654

Total	3,320	2,604

Other operating expense accruals include various amounts which are individually insignificant.

30. Provisions

	Warranty	IPR infringements	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm
At January 1, 2005, As revised	1,217	358	364	549	2,488
Exchange differences	22	—	—	—	22
Additional provisions	819	101	64	169	1,153
Change in fair value	—	—	—	3	3
Changes in estimates	(202)	(41)	(42)	(39)	(324)

Charged to profit and loss account	617	60	22	133	832

Utilized during year	(675)	(22)	—	(166)	(863)

At December 31, 2005	1,181	396	386	516	2,479

	2005	2004
	EURm	EURm
Analysis of total provisions at December 31:
Non-current	788	726
Current	1,691	1,762

The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods. This results in varying usage of the provision year to year.

Other provisions include provisions for non-cancelable purchase commitments, provision for pension and other social costs on share-based awards and provision for losses on projects in progress.

31. Earnings per share

	2005	2004 As revised	2003 As revised
Numerator/EURm
Basic/Diluted:
Profit attributable to equity holders of the parent	3,616	3,192	3,543

Denominator/1000 shares
Basic:
Weighted average shares	4,365,547	4,593,196	4,761,121
Effect of dilutive securities: stock options, restricted shares and performance shares	5,692	7,141	40

Diluted:
Adjusted weighted average shares and assumed conversions	4,371,239	4,600,337	4,761,160

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

32. Commitments and contingencies

	2005	2004
	EURm	EURm
Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	10	11
Contingent liabilities on behalf of Group companies
Other guarantees	276	275
Contingent liabilities on behalf of other companies
Guarantees for loans(1)	—	3
Other guarantees	2	2
Financing commitments
Customer finance commitments(1)	13	56

(1)
See also Note 38 b.

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2005 (EUR 18 million in 2004).

Assets pledged for the Group's own commitments include available-for-sale investments of EUR 10 million in 2005 (EUR 11 million of available-for-sale investments in 2004).

Other guarantees include guarantees of Nokia's performance of EUR 234 million in 2005 (EUR 223 million in 2004). However, EUR 182 million of these guarantees are provided to certain Networks' customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of nonperformance by Nokia.

Guarantees for loans on behalf of other companies of EUR 0 million in 2005 (EUR 3 million in 2004) represent guarantees relating to payment by certain Networks' customers under specified loan facilities between such customers and their creditors. Nokia's obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer.

Financing commitments of EUR 13 million in 2005 (EUR 56 million in 2004) are available under loan facilities negotiated with customers of Networks. Availability of the amounts is dependent upon the borrower's continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services and to fund working capital.

The Group has been named as defendant along with certain of its senior executives in a class action complaint in the United States relating to certain public statements about its product portfolio and related financial projections in early 2004. The Group does not believe that the claim has merit and intends to vigorously defend itself.

The Group is party to routine litigation incidental to the normal conduct of business. In the opinion of management the outcome of and liabilities in excess of what has been provided for related to these or other proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

As of December 31, 2005, the Group had purchase commitments of EUR 1,919 million (EUR 1,236 million in 2004) relating to inventory purchase obligations, primarily for purchases in 2006.

33. Leasing contracts

 The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

Operating leases
Leasing payments, EURm
2006	187
2007	144
2008	108
2009	88
2010	60
Thereafter	77

Total	664

Rental expense amounted to EUR 262 million in 2005 (EUR 236 million in 2004 and EUR 285 million in 2003).

34. Related party transactions

 Nokia Pension Foundation is a separate legal entity that manages and holds in trust the assets for the Group's Finnish employee benefit plans; these assets include 0.009% of Nokia shares.

At December 31, 2005, the Group had borrowings amounting to EUR 62 million (EUR 62 million in 2004) from Nokia Unterstützungskasse GmbH, the Group's German pension fund, which is a separate legal entity.

The Group recorded net rental expense of EUR 2 million in 2005 (EUR 2 million in 2004 and EUR 2 million in 2003) pertaining to a sale-leaseback transaction with the Nokia Pension Foundation involving certain buildings and a lease of the underlying land.

There were no loans granted to the members of the Group Executive Board and Board of Directors at December 31, 2005 or 2004.

	2005	2004	2003
	EURm	EURm	EURm
Transactions with associated companies
Share of results of associated companies	10	(26)	(18)
Dividend income	1	2	3
Share of shareholders' equity of associated companies	33	37	18
Liabilities to associated companies	14	3	3

Management remuneration

CEO and Chairman, and President

The following table depicts the base salary and cash incentive payments information awarded to the Chief Executive Officer and Chairman, and the President of Nokia Corporation for fiscal years 2003–2005 as well as the share-based compensation expense relating to equity-based awards, expensed by the Group.

	2005			2004			2003
	Base salary	Cash incentive payments	Share-based compensation expense	Base salary	Cash incentive payments	Share-based compensation expense	Base salary	Cash incentive payments	Share-based compensation expense
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Jorma Ollila CEO and Chairman	1,500,000	3,212,037	3,389,994	1,475,238	1,936,221	2,109,863	1,400,000	2,253,192	1,028,775
Olli-Pekka Kallasvuo President since October 1, 2005	623,524	947,742	666,313	584,000	454,150	394,979	575,083	505,724	154,316
Pekka Ala-Pietilä President until October 1, 2005(1)	717,000	946,332	745,733	717,000	479,509	493,556	711,279	520,143	218,615

(1)
Pekka Ala-Pietilä served as the President of the Group and member of the Group Executive Board until he resigned from these positions effective October 1, 2005. As of this date Mr. Ala-Pietilä held the role of Executive Advisor until January 31, 2006, when he ceased employment with the Group. For 2006, based on these advisory services, Mr. Ala-Pietilä received a total payment of EUR 101,717. Based on the service contract, Pekka Ala-Pietilä is entitled to receive a payment of EUR 956,000 in 2006 for his commitments during 2006.

Total remuneration of the Group Executive Board awarded for the fiscal years ended 2003-2005 was EUR 14,684,602 in 2005 (EUR 13,594,942 in 2004 and EUR 10,859,644 in 2003), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards, expensed by the Group was EUR 8,295,227 in 2005 (EUR 4,763,545 in 2004 and EUR 1,776,736 in 2003).

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years. Since the fiscal year 1999, approximately 60% of each Board member's annual fee has been paid in cash, with the balance in Nokia Corporation shares acquired from the market.

	Chairman		Vice Chairman		Other Members
Year	Gross annual fee	Shares received(1)	Gross annual fee	Shares received(1)	Gross annual fee	Shares received(1)	Additional annual fees
	EUR		EUR		EUR
2003	150,000	4,032	125,000	3,360	100,000	2,688	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2004	150,000	4,834	125,000	4,028	100,000	3,223	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000
2005	165,000	5,011	137,500	4,175	110,000	3,340	Chairman of the Audit Committee and Personnel Committee, each EUR 25,000;
							Each other member of the Audit Committee, EUR 10,000

(1)
As part of the gross annual fee for that year.

The following table depicts the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	Gross annual fee*
	2005	2004	2003
	EUR	EUR	EUR
Board of directors
Jorma Ollila(1) Chairman and CEO	165,000	150,000	150,000
Paul Collins Vice Chairman	162,500(2)	150,000(2)	150,000(2)
Georg Ehrnrooth	120,000(3)	100,000	100,000
Daniel R. Hesse	110,000	—	—
Dr. Bengt Holmström	110,000	100,000	100,000
Per Karlsson	135,000(4)	125,000(4)	125,000
Edouard Michelin	110,000	—	—
Dame Marjorie Scardino	110,000	100,000	100,000
Vesa Vainio	120,000(5)	100,000	100,000
Arne Wessberg	120,000(6)	100,000	100,000
Former Board Member:
Robert F.W. van Oordt	—	—	125,000(7)

(1)
In addition to the fee as the Chairman of the Board, Jorma Ollila receives compensation for his services as the CEO of Nokia Corporation. This annual cash compensation is presented in the table "CEO and Chairman, and President" above.

(2)
The 2005 fee of Paul Collins amounts to a total of EUR 162,500, consisting of a fee of EUR 137,500 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. Each 2004 and 2003 fees of Mr. Collins amounted to a total of EUR 150,000, consisting of a fee of EUR 125,000 for services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. As part of the total remuneration, Mr. Collins has received a total of 4,935 Nokia shares in 2005, 4,834 Nokia shares in 2004 and 4,032 Nokia shares in 2003.

(3)
The 2005 fee of Georg Ehrnrooth amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Ehrnrooth has received a total of 3,644 Nokia shares.

(4)
The 2005 fee of Per Karlsson amounts to a total of EUR 135,000, consisting of a fee of EUR 110,000 for services as Member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. The 2004 fee of Mr. Karlsson amounted to a total of EUR 125,000, consisting of a fee of EUR 100,000 for services as member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. Karlsson has received a total of 4,100 Nokia shares in 2005 and 4,029 Nokia shares in 2004.

(5)
The 2005 fee of Vesa Vainio amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Vainio has received a total of 3,644 Nokia shares.

(6)
The 2005 fee of Arne Wessberg amounts to a total of EUR 120,000 consisting of a fee of EUR 110,000 for services as a member of the Board and EUR 10,000 for services as a member of the Audit Committee. As part of the total remuneration, Mr. Wessberg has received a total of 3,644 Nokia shares.

(7)
The 2003 fee of Robert F.W. van Oordt amounted to a total of EUR 125,000, consisting of a fee of EUR 100,000 for services as Member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. As part of the total remuneration, Mr. van Oordt received a total of 3,360 Nokia shares.

*
In case a Board member's gross annual fee does not include any additional annual fees, the number of shares received as part of gross annual fee for that year is presented in the "Shares received" column on the table on page F-54.

Retirement benefits of certain Group Executive Board Members

Jorma Ollila and Olli-Pekka Kallasvuo can as part of their service contract retire at the age of 60 with full retirement benefit, should they be employed by Nokia at the time. The full retirement benefit is calculated as if the executive had continued his service with Nokia through the statutory retirement age of 65. Mr. Ollila's service contract will terminate as of June 1, 2006. Following the current contract, he will not be eligible to receive any additional retirement benefits from Nokia after that date. Pekka Ala-Pietilä had an equal retirement arrangement during his employment at Nokia and he will not receive any additional retirement benefits from Nokia after termination of employment.

Hallstein Moerk, following his arrangement with a previous employer, has a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reductions in benefits.

Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TEL system, the company contribution to NIEBP is 1.3% of annual earnings.

35. Notes to cash flow statement

	2005	2004 As revised	2003 As revised
	EURm	EURm	EURm
Adjustments for:
Depreciation and amortization (Note 11)	712	868	1,138
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(131)	26	170
Income taxes (Note 13)	1,281	1,446	1,697
Share of results of associated companies (Note 34)	(10)	26	18
Minority interest	74	67	54
Financial income and expenses (Note 12)	(322)	(405)	(352)
Impairment charges (Note 9)	66	129	453
Share-based compensation	104	62	41
Premium return	—	(160)	—
Customer financing impairment charges and reversals	—	—	(226)
Other	—	—	(1)

Adjustments, total	1,774	2,059	2,992

Change in net working capital
(Increase) Decrease in short-term receivables	(896)	372	(205)
Increase in inventories	(301)	(193)	(41)
Increase in interest-free short-term borrowings	831	62	62

Change in net working capital	(366)	241	(184)

Non-cash investing activities
Acquisition of:
Current available-for-sale investments in settlement of customer loan	—	—	676
Company acquisitions	—	—	18

Total	—	—	694

36. Subsequent events (unaudited)

Changes in the Nokia Group Executive Board

On February 15, 2006 the Group announced that Pertti Korhonen, Chief Technology Officer and Executive Vice President, Technology Platforms, and a member of the Group Executive Board will resign from the Group Executive Board as of April 1, 2006. He will also resign from Nokia. Niklas Savander has been appointed as Executive Vice President, Technology Platforms and a member of the Group Executive Board as of April 1, 2006.

Preliminary Agreement with SANYO

On February 14, 2006, the Group and SANYO Electric Co., Ltd announced a preliminary agreement with intent to form a new global company comprised of their respective CDMA mobile phone businesses—separate from the parent companies. The relevant assets from both companies will be contributed or made available for the new entity. Final agreements are expected to be signed in the second quarter of 2006, with the new business expected to commence operations in the third quarter 2006, provided that the due diligence has been completed and all necessary regulatory approvals obtained.

Acquisition of Intellisync

In February 2006, the Group acquired 100% of the outstanding common shares of Intellisync Corporation for cash consideration of approximately EUR 368 million. Intellisync delivers wireless email and other applications over an array of devices and application platforms across carrier networks. Intellisync will be integrated into the Enterprise Solutions business group, and its results of operations will be included in the Group's consolidated financial statements as from the acquisition date. The purchase price allocation is being performed with the assistance of a third party.

Assets acquired are expected to be EUR 51 million and liabilities EUR 17 million with a majority of the excess recognised as goodwill. The principal items that are expected to generate goodwill are the value of the synergies between Intellisync and the Group and the acquired workforce, neither of which qualifies as a separate amortizable intangible asset. None of the goodwill is expected to be deductible for tax purposes. The Group does not expect to write off any in-process R&D or dispose of any of the acquired operations.

For its recently completed fiscal year ended July 31, 2005 and quarter ended October 31, 2005, Intellisync reported revenues of USD 39 million (EUR 31 million) and USD 10 million (EUR 8 million), respectively, and net loss of USD 13 million (EUR 10 million) and USD 8 million (EUR 7 million), respectively. At July 31, 2005 and October 31, 2005, Intellisync's total assets were USD 161 million (EUR 133 million) and USD 156 million (EUR 130 million), respectively, and shareholders' equity was USD 82 million (EUR 68 million) and USD 79 million (EUR 66 million), respectively.

Telsim settlement

As previously agreed with Telsim and the Turkish Savings and Deposit Insurance Fund (TMSF), which currently controls and manages Telsim's assets, the Group will receive a settlement payment upon completion of the sale of Telsim's assets for losses the Group incurred in 2001. The Group's share of the announced purchase price expected to be received during the first half of 2006 is 7.5% of the purchase price, or USD 341 million (EUR 285 million) and is subject to negotiations.

37. Principal Nokia Group companies at December 31, 2005

		Parent holding %	Group majority %
US	Nokia Inc.	—	100.00
DE	Nokia GmbH	100.00	100.00
GB	Nokia UK Limited	—	100.00
KR	Nokia TMC Limited	100.00	100.00
CN	Nokia Capitel Telecommunications Ltd	4.50	61.90
NL	Nokia Finance International B.V.	100.00	100.00
HU	Nokia Komárom Kft	100.00	100.00
BR	Nokia do Brazil Technologia Ltda	99.99	100.00
IN	Nokia India Ltd	100.00	100.00
Associated companies
Symbian Limited		47.90	47.90

A complete list of subsidiaries and associated companies is included in Nokia's Statutory Accounts.

38. Risk management

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

Due to the changes in the business environment, currency combinations may also change within the financial year. The most significant non-euro sales currencies during the year were the US dollar (USD), the Chinese yuan (CNY) and the UK pound sterling (GBP). In general, depreciation of another currency relative to the euro has an adverse effect on Nokia's sales and operating profit, while appreciation of another currency has a positive effect, with the exception of the Japanese yen (JPY), being the only significant foreign currency in which Nokia has more purchases than sales.

The following chart shows the break-down by currency of the underlying net foreign exchange transaction exposure as of December 31, 2005 (in some of the currencies, especially the US dollar, Nokia has both substantial sales as well as cost, which have been netted in the chart).

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

Nokia uses the VaR methodology to assess and measure the interest rate risk in the investment portfolio, which is benchmarked against a combination of three-month and one-to-three-year investment horizon. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. For interest rate risk VaR, Nokia uses variance-covariance methodology. Volatilities and correlations are calculated from a one-year set of daily data.

Equity price risk

Nokia has certain strategic minority investments in publicly traded companies. These investments are classified as available-for-sale. The fair value of the equity investments at December 31, 2005 was EUR 8 million (EUR 7 million in 2004).

There are currently no outstanding derivative financial instruments designated as hedges of these equity investments.

In addition to the listed equity holdings, Nokia invests in private equity through Nokia Venture Funds. The fair value of these available-for-sale equity investments at December 31, 2005 was USD 177 million (USD 142 million in 2004). Nokia is exposed to equity price risk on social security costs relating to stock compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.

b)    Credit risk

Structured Finance Credit Risk

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

At the end of December 31, 2005, our long-term loans to customers and other third parties totaled EUR 63 million (no outstanding loans in 2004), while there was nil financial guarantees given on behalf of third parties (EUR 3 million in 2004). In addition, we had financing commitments totaling EUR 13 million, which does not, however, increase total outstanding and committed credit risk from EUR 63 million, as it is available only provided that outstanding loan EUR 56 million is repaid. Total structured financing (outstanding and committed) stood at EUR 63 million (EUR 59 million in 2004).

The term structured financing portfolio at December 31, 2005 was:

	Outstanding	Financing commitments	Total
	EURm	EURm	EURm
Total Portfolio	63	13	63

The term structured financing portfolio at December 31, 2005 mainly consists of outstanding and committed customer financing to a network operator.

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

Current Available-for-sale investments(1)(2)(3)

	Maturity date less than 12 months			Maturity date 12 months or more			Total
2005	Fair Value	Unrealized Losses	Unrealized Gains	Fair Value	Unrealized Losses	Unrealized Gains	Fair Value	Unrealized Losses	Unrealized Gains
Governments	30	—	—	3,919	(32)	2	3,949	(32)	2
Banks	2,962	(3)	—	803	(5)	1	3,765	(7)	1
Corporates	60	—	—	433	(1)	2	459	(1)	2
Asset backed securities	25	—	—	112	—	—	172	—	—

	3,077	(3)	—	5,267	(38)	5	8,345	(41)	5

2004
Governments	1,820	—	1	3,999	(14)	4	5,819	(14)	5
Banks	3,927	—	1	428	(1)	2	4,355	(1)	3
Corporates	166	—	—	302	—	10	468	—	10
Asset backed securities	—	—	—	65	—	—	65	—	—

	5,913	—	2	4,794	(15)	16	10,707	(15)	18

	2005	2004
	EURm	EURm
Fixed rate investments	7,531	10,429
Floating rate investments	814	278

Total	8,345	10,707

(1)
Available-for-sale investments are carried at fair value in 2005 and 2004.

(2)
Weighted average interest rate for current available-for-sale investments was 3.52% in 2005 and 3.63% in 2004.

(3)
Included within current Available-for-sale investments is EUR 10 million and EUR 11 million of restricted cash at December 31, 2005 and 2004, respectively.

c)     Liquidity risk

 Nokia guarantees a sufficient liquidity at all times by efficient cash management and by investing in liquid interest bearing securities. Due to the dynamic nature of the underlying business Treasury also aims at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. At the end of December 31, 2005 the committed facility totaled USD 2.0 billion. The committed credit facility is intended to be used for US and Euro Commercial Paper Programs back up purposes. The commitment fee on the facility is 0.045% per annum.

The most significant existing funding programs include:

          Revolving Credit Facility of USD 2,000 million, maturing in 2012

          Local commercial paper program in Finland, totaling EUR 750 million

          Euro Commercial Paper (ECP) program, totaling USD 500 million

          US Commercial Paper (USCP) program, totaling USD 500 million

None of the above programs have been used to a significant degree in 2005.

Nokia's international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings of Nokia from credit rating agencies have not changed during the year. The ratings as at December 31, 2005 were:

Short-term	Standard & Poor's	A-1
	Moody's	P-1
Long-term	Standard & Poor's	A
	Moody's	A1

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures or purchase of insurance. Insurance is purchased for risks, which cannot be internally managed. Nokia's Insurance & Risk Finance function's objective is to ensure that Group's hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. Nokia) or potential liabilities (e.g. product liability) are optimally insured.

Nokia purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies, where available.

Notional amounts of derivative financial instruments(1)

	2005	2004
	EURm	EURm
Foreign exchange forward contracts(2)	29,991	10,745
Currency options bought(2)	284	715
Currency options sold(2)	165	499
Interest rate swaps	50	—
Cash settled equity options(3)	150	237
Credit default swaps(4)	—	200

(1)
Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2)
As at December 31, 2005 notional amounts include contracts amounting to EUR 2.4 billion used to hedge the shareholders' equity of foreign subsidiaries (December 31, 2004 EUR 1.6 billion).

(3)
Cash settled equity options can be used to hedge risk relating to incentive programs and investment activities.

(4)
Credit default swaps are used to selectively hedge counterparty risks involved in investment activities.

Fair values of derivatives

The net fair values of derivative financial instruments at the balance sheet date were:

	2005	2004
	EURm	EURm
Derivatives with positive fair value(1):
Forward foreign exchange contracts(2)	60	278
Currency options bought	1	14
Cash settled equity options	8	5
Derivatives with negative fair value(1):
Forward foreign exchange contracts(2)	(97)	(89)
Currency options written	—	(11)
Credit default swaps	—	(2)

(1)
Out of the forward foreign exchange contracts and currency options, fair value EUR (27) million was designated for hedges of net investment in foreign subsidiaries as at December 31, 2005 (EUR 43 million at December 31, 2004) and reported within translation differences.

(2)
Out of the foreign exchange forward contracts, fair value EUR 163 million was designated for cash flow hedges as at December 31, 2005 (EUR 14 million at December 31, 2004) and reported in fair value and other reserves.

39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles

 The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity under US GAAP as of and for the years ended December 31:

	2005	2004 As revised(1)	2003 As revised(1)
	EURm	EURm	EURm
Reconciliation of profit attributable to equity holders of the parent under IFRS to net income under US GAAP:
Profit attributable to equity holders of the parent reported under IFRS	3,616	3,192	3,543
US GAAP adjustments:
Pension expense	(3)	—	(12)
Development costs	10	42	322
Social security cost on share-based payments	12	(6)	(21)
Share-based compensation expense	(39)	39	32
Cash flow hedges	(12)	31	19
Sale and leaseback transaction	(4)	—	—
Amortization of identifiable intangible assets acquired	—	(11)	(22)
Impairment of identifiable intangible assets acquired	—	(47)	—
Amortization of goodwill	—	106	162
Impairment of goodwill	—	—	151
Loss on disposal	(9)	—	—
Deferred tax effect of US GAAP adjustments	11	(3)	(77)

Net income under US GAAP	3,582	3,343	4,097

(1) See note 1 and 2.

Presentation of comprehensive income under US GAAP:
Other comprehensive income (loss):
Foreign currency translation adjustment	272	(67)	(273)
Additional minimum liability, net of tax of EUR 5 million in 2005 and EUR -2 million in 2003	(8)	—	3
Net losses on cash flow hedges, net of tax of EUR 43 million in 2005 (EUR 8 million in 2004 and EUR 4 million in 2003)	(122)	(23)	(4)
Net unrealized (losses) gains on securities:
Net unrealized holding (losses) gains during the year, net of tax of EUR 6 million in 2005 (EUR -2 million in 2004 and EUR -11 million in 2003)	(81)	2	71
Transfer to profit and loss account on impairment	9	11	27
Less: Reclassification adjustment on disposal, net of tax of EUR 0 million in 2005 (EUR 10 million in 2004 and EUR 14 million in 2003)	(3)	(95)	(27)

Other comprehensive income (loss)	67	(172)	(203)

Comprehensive income under US GAAP	3,649	3,171	3,894

	2005	2004 As revised
	EURm	EURm
Reconciliation of total equity under IFRS to total shareholders' equity under US GAAP:
Total equity reported under IFRS	12,360	14,399
Less minority interests	(205)	(168)
Capital and reserves attributable to the Company's equity holders under IFRS	12,155	14,231
US GAAP adjustments:
Pension expense	(52)	(49)
Additional minimum liability	(13)	—
Development costs	(47)	(57)
Marketable securities and unlisted investments	17	35
Social security cost on share-based payments	20	15
Deferred compensation	—	(50)
Share issue premium	135	146
Share-based compensation	(135)	(96)
Acquisition purchase price	2	2
Sale and leaseback transaction	(4)	—
Amortization of identifiable intangible assets acquired	(62)	(62)
Impairment of identifiable intangible assets acquired	(47)	(47)
Amortization of goodwill	502	502
Impairment of goodwill	255	255
Loss on disposal	(9)	—
Translation of goodwill	(242)	(319)
Deferred tax effect of US GAAP adjustments	83	70

Total shareholders' equity under US GAAP	12,558	14,576

Earnings per share under US GAAP:

	2005	2004	2003
	EUR	EUR	EUR
Earnings per share (net income):
Basic	0.82	0.73	0.86
Diluted	0.82	0.73	0.86
Average number of shares (000's shares):
Basic	4,365,547	4,593,196	4,761,121
Diluted	4,371,239	4,600,337	4,761,160

39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)

Pension expense and additional minimum liability

Under IFRS, pension assets, defined benefit pension liabilities and pension expense are actuarially determined in a similar manner to US GAAP. However, under IFRS the prior service cost, transition adjustments and pension expense resulting from plan amendments are generally recognized immediately. Under US GAAP, these expenses are generally recognized over a longer period. Also, under US GAAP the employer should recognize an additional minimum pension liability charged to other comprehensive income when the accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the liability recognized in the balance sheet. The calculation of the ABO is based on approach two as described in EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, under which the actuarial present value is based on the date of separation from service.

The US GAAP pension expense adjustments reflect the difference between the prepaid pension asset and related pension expense as determined by applying IAS 19, Employee Benefits, and the pension asset and related pension expense determined by applying FAS 87, Employers' Accounting for Pensions.

Development costs

Development costs are capitalized under IFRS after the product involved has reached a certain degree of technical feasibility. Capitalization ceases and depreciation begins when the product becomes available to customers. The depreciation period of these capitalized assets is between two and five years.

Under US GAAP, software development costs are similarly capitalized after the product has reached a certain degree of technological feasibility. However, certain non-software related development costs capitalized under IFRS are not capitalizable under US GAAP and therefore are expensed.

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

Under US GAAP, the unamortized capitalized costs of a software product are compared at each balance sheet date to the net realizable value of that product with any excess written off. Net realizable value is defined as the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the enterprise's responsibility set forth at the time of sale.

The amount of unamortized capitalized software development costs under US GAAP is EUR 213 million in 2005 (EUR 210 million in 2004).

The US GAAP development cost adjustment reflects the reversal of capitalized non-software related development costs under US GAAP net of the reversal of associated amortization expense and impairments under IFRS. The adjustment also reflects differences in impairment methodologies under IFRS and US GAAP for the determination of the recoverable amount and net realizable value of software related development costs.

Marketable securities and unlisted investments

Under IFRS, all available-for-sale investments, which includes all publicly listed and non-listed marketable securities, are measured at fair value and gains and losses are recognized within shareholders' equity until realized in the profit and loss account upon sale or disposal.

Under US GAAP, the Group's listed marketable securities are classified as available-for-sale and carried at aggregate fair value with gross unrealized holding gains and losses reported as a component of other comprehensive income (loss). Investments in equity securities that are not traded on a public market are carried at historical cost, giving rise to an adjustment between IFRS and US GAAP.

Social security cost on share-based payments

Under IFRS, the Group recognizes a provision for social security costs on unvested equity instruments based upon local statutory law, net of deferred compensation, which is recorded as a component of total equity. The provision is considered as a cash-settled share-based payment and is measured by reference to the fair value of the equity benefits provided and the amount of the provision is adjusted to reflect the changes in Nokia's share price.

Under US GAAP, a liability for social security costs on unvested equity instruments is recognized on the date of the event triggering the measurement and payment of the tax to the taxing authority. Accordingly, no expense is recorded until stock options are exercised or nonvested shares are fully vested.

The US GAAP social security costs adjustment reflects the reversal of social security costs recorded under IFRS for outstanding options and unvested performance and restricted shares.

Share-based compensation

The Group maintains several share-based employee compensation plans, which are described more fully in Note 24. As of January 1, 2005 the Group adopted IFRS 2. Prior to the adoption of IFRS 2, the Group did not recognize the financial effect of share-based payments until such payments were settled. In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of shares, share options or other equity instruments that were granted after November 7, 2002 and that were not yet vested at the effective date of the standard.

Through December 31, 2004, the Group accounted for its employee share-based compensation programs under US GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized under the Group's option programs when options were awarded at an exercise price below the market price of the Group's shares on the grant date and under the Group's performance and restricted share programs as they were accounted for as variable award plans. Under APB 25, compensation arising from stock option programs, restricted shares and performance shares was recorded as deferred compensation within shareholders' equity and recognized in the profit and loss account over the vesting period of the underlying equity instruments.

Effective January 1, 2005, the Group adopted the Statement of Financial Accounting Standards No. 123 (R), Share Based Payment (FAS 123R), using the modified prospective method. Under the modified prospective method, all new equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2005, are measured based on the fair value of the award and are recognized in the statement of income over the required service period. Prior periods have not been revised.

The retrospective transition provision of IFRS 2 and the modified prospective transition provision of FAS 123(R) give rise to differences in the historical income statement for share-based compensation. Further, associated differences surrounding the effective date of application of the standards to unvested shares give rise to both current and historical income statement differences in share-based compensation. Share issue premium reflects the cumulative difference between the amount of share based compensation recorded under US GAAP and IFRS and the amount of deferred compensation previously recorded in accordance with APB 25.

Total share-based compensation expense under US GAAP was EUR 134 million in 2005. Total share-based compensation expense in 2005 would have been EUR 110 million under APB 25. The increase in share-based compensation expense resulting from the adoption of FAS 123R reduced basic and diluted earnings per share under US GAAP by 0.01 EUR in 2005.

Cash flow hedges

Under IFRS, the Group adopted IAS 39(R) as of January 1, 2005, which supersedes IAS 39 (revised 2000). The changes, which are retrospective, under IAS 39(R) are that hedge accounting is no longer allowed under Treasury Center foreign exchange netting.

Under US GAAP, the Group applies FAS 133, Accounting for Derivative Instruments and Hedging Activities.

The US GAAP difference arises when a subsidiary's reporting currency is different from Treasury Center's reporting currency and external and internal hedge maturities are different more than 31 days. For those hedges not qualifying under US GAAP, the unrealized spot foreign exchange gains and losses from those hedges are released to the income statement. The US GAAP adjustment for prior years has been adjusted for the adoption for IAS 39(R).

Sale and leaseback transaction

In 2005, the Group entered into a sale and leaseback transaction. Under the agreement, the Group has a potential liability related to a pending zoning change scheduled to be final in 2006. Under IFRS, the transaction qualified as a sale and leaseback as the potential liability related to the zoning change is considered to be remote. Accordingly, the Group recorded a gain on the sale of the property and rental expense associated with the subsequent leaseback.

Under US GAAP, the transaction did not qualify for sale and leaseback accounting as the clause is deemed to create continuing involvement by the Group. Accordingly, the transaction is accounted for as a capital lease until the potential obligation lapses with the zoning change expected in 2006. Once the potential obligation lapses and continuing involvement ceases, the transaction can be accounted for as a sale and the corresponding gain can be realized. Until that time, the amount of the asset will remain on the US GAAP balance sheet and rental payments are recorded as a reduction of the principal amount of the obligation and as interest expense.

The US GAAP sale and leaseback adjustment reflects the reversal of the gain on sale of the property and rental expense recorded under IFRS net of interest expense recorded under US GAAP.

Acquisition purchase price

Under IFRS, when the consideration paid in a business combination includes shares of the acquirer, the purchase price of the acquired business is determined on the date at which the shares are exchanged.

Under US GAAP, the measurement date for shares of the acquirer is the date the acquisition is announced or, if the number of shares is uncertain on such date, the first day on which both the number of acquirer shares and the amount of other consideration becomes fixed. The average share price for a reasonable period before and after the measurement date is then used to value the shares.

The US GAAP acquisition purchase price adjustment reflects the different measurement dates used under IFRS and US GAAP in the valuation of shares issued in connection with a business combination.

Amortization and impairment of identifiable intangible assets acquired

Under IFRS, prior to April 1, 2004, unpatented technology acquired was not separately recognized upon acquisition as an identifiable intangible asset but was included within goodwill.

Under US GAAP, any unpatented technology acquired in a business combination is recorded as an identifiable intangible asset with an associated deferred tax liability. The intangible asset is amortized over its estimated useful life.

The adjustment to US GAAP net income and shareholders' equity relates to the amortization and accumulated amortization, respectively, recorded under IFRS related to Amber Networks' intangible asset.

During 2004 the carrying value of Amber Network unpatented technology was impaired since Nokia no longer developed nor used the technology acquired and its carrying amount was deemed not recoverable through estimated future cash flows. The total impact on net income in 2004 amounted to EUR 58 million of which the impairment recognized under US GAAP was EUR 47 million.

The net carrying amount of other intangible assets under US GAAP is EUR 425 million in 2005 (EUR 419 million in 2004) and consists of capitalized development costs of EUR 213 million (EUR 210 million) and acquired patents, trademarks and licenses of EUR 212 million (EUR 209 million). The Group does not have any indefinite lived intangible assets. Amortization expense under US GAAP of other intangible assets as of December 31, 2005, is expected to be as follows:

EURm
2006	164
2007	79
2008	27
2009	13
2010	6
Thereafter	136

425

Amortization of goodwill

Under IFRS, the Group adopted the provisions of IFRS 3 on January 1, 2005. As a result, goodwill recognized relating to purchase acquisitions and acquisitions of associated companies is no longer subject to amortization. Under the transitional provisions of IFRS 3, this change in accounting policy was effective immediately for acquisitions made after March 31, 2004.

Under US GAAP, the Group records goodwill in accordance with FAS 142, Goodwill and Other Intangible Assets, (FAS 142). The Group adopted the provisions of FAS 142 on January 1, 2002 and as a result, goodwill relating to purchase acquisitions and acquisitions of associated companies is no longer subject to amortization subsequent to the date of adoption.

The US GAAP adjustment reverses amortization expense and the associated movement in accumulated amortization recorded under IFRS prior to the adoption of IFRS 3.

Impairment of goodwill

Under IFRS, goodwill is allocated to "cash generating units", which are the smallest group of identifiable assets that include the goodwill under review for impairment and generate cash inflows from continuing use that are largely independent of the cash inflows from other assets. Under IFRS, the Group recorded an impairment of goodwill of EUR 151 million related to Amber Networks in 2003 as the carrying amount of the cash generating unit exceeded the recoverable amount of the unit.

Under US GAAP, goodwill is allocated to "reporting units", which are operating segments or one level below an operating segment (as defined in FAS 131, Disclosures about Segments of an Enterprise and Related Information). The goodwill impairment test under FAS 142 compares the carrying value for each reporting unit to its fair value based on discounted cash flows.

The US GAAP impairment of goodwill adjustment reflects the cumulative reversal of impairments recorded under IFRS that do not qualify as impairments under US GAAP.

Upon completion of the 2003 annual impairment test, the Group determined that the impairment recorded for Amber Networks should be reversed under US GAAP as the fair value of the reporting unit in which Amber Networks resides exceeded the book value of the reporting unit. The annual impairment tests performed subsequent to 2003 continue to support the reversal of this impairment.

39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)

The Group recorded no goodwill impairments during 2005 and 2004.

Below is a roll forward of US GAAP goodwill during 2005 and 2004:

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Group
	EURm	EURm	EURm	EURm	EURm	EURm
Balance as of January 1, 2004	129	22	40	271	9	471

Translation adjustment	(1)	—	(3)	(22)	—	(26)

Balance as of December 31, 2004	128	22	37	249	9	445

Goodwill disposed	—	—	—	—	(9)	(9)
Translation adjustment	45	—	4	28	—	77

Balance as of December 31, 2005	173	22	41	277	—	513

Loss on disposal

In 2005, the Group divested the remaining holdings in a Group company resulting in a loss on disposal. Under IFRS, the goodwill related to the original acquisition had been fully amortized.

Under US GAAP, the goodwill related to the acquisition of the Group company was written off upon disposal resulting in an additional loss.

The US GAAP loss on disposal adjustment reflects the write-off of goodwill under US GAAP that was fully amortized under IFRS.

Translation of goodwill

Under IFRS, the Group has historically translated goodwill arising on the acquisition of foreign subsidiaries at historical foreign exchange rates. Subsequent to the adoption of IAS 21 (revised 2004) as of January 1, 2005, the Group translates goodwill arising on prospective acquisitions of foreign companies at balance sheet date closing rates.

Under US GAAP, goodwill is translated at the closing rate on the balance sheet date with gains and losses recorded as a component of other comprehensive income.

The US GAAP translation of goodwill adjustment reflects cumulative translation differences between historical and current exchange rates on goodwill arising from acquisitions of foreign subsidiaries.

Disclosures required by US GAAP

Dependence on limited sources of supply

Nokia's manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components on a timely basis. The Group's principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. Software includes various third-party software that enables various new features and applications to be added, like third-party e-mail, into our products. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and solutions on a timely basis. Moreover, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers' product quality, safety, security and other standards, and consequently some of our products may be unacceptable to us and our customers, or may fail to meet our own quality controls. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties. Any of these events could delay our successful delivery of products and solutions that meet our and our customers' quality, safety, security and other requirements, or otherwise adversely affect our sales and our results of operations.

Segment information

The accounting policies of the segments are the same as those described in Note 1, Accounting principles. Nokia accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, and therefore at current market prices. Nokia evaluates the performance of its segments and allocates resources to them based on operating profit.

Under IFRS, segment assets and liabilities of the horizontal groups are allocated to business groups on a symmetrical basis. Under US GAAP, segment assets and liabilities are reported on the basis of the internal reporting structure reflecting management reporting.

Assets on an IFRS basis, as reported under FAS 131 as at December 31, 2005 for Mobile Phones, Multimedia, Enterprise Solutions and Networks were EUR 2,525 million (EUR 2,192 million in 2004), EUR 920 million (EUR 533 million in 2004), EUR 133 million (EUR 163 million in 2004) and EUR 3,437 million (EUR 3,055 million in 2004), respectively. Liabilities on an IFRS basis as reported under FAS 131 as at December 31, 2005 for Mobile Phones, Multimedia, Enterprise Solutions and Networks were EUR 1,775 million (EUR 2,668 million in 2004), EUR 1,314 million (EUR 701 million in 2004), EUR 276 million (EUR 230 million in 2004) and EUR 1,775 million (EUR 1,574 million in 2004), respectively. Assets and liabilities included in Common Group Functions as at December 31,

2005 were EUR 3,488 million (EUR 3,009 million in 2004) and EUR 3,736 million (EUR 1,890 million in 2004), respectively.

	2005	2004
	EURm	EURm
Long lived assets by location of assets (1):
Finland	745	763
USA	126	133
China	174	104
Great Britain	107	143
India	31	3
Germany	110	108
Other	292	280

Group	1,585	1,534

	2005	2004
	EURm	EURm
Capital additions to long lived assets(1):
Mobile Phones	23	20
Multimedia	10	20
Enterprise Solutions	7	8
Networks	94	89
Common Group Functions	414	326

Group	548	463

(1)
Long-lived assets include property, plant and equipment.

Compensation expense

The following table illustrates the effect on net income and earnings per share under US GAAP if the Group had applied the fair value recognition provisions of Statement 123 to options granted under the company's stock option plans for 2004 and 2003. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options' vesting periods:

	2004	2003
Net income under US GAAP (EURm)
As reported	3,343	4,097
Add: Share-based employee compensation expense included in reported net income under US GAAP, net of tax	1	3
Deduct: Total share-based employee compensation expense
determined under fair value method for all awards, net of tax	(116)	(325)

Net income under US GAAP (EURm)
Pro forma	3,228	3,775

Basic and diluted earnings per share (EUR)
As reported	0.73	0.86
Pro forma	0.70	0.79

Deferred taxes

Under IFRS, the presentation of deferred taxes differs from the methodology set forth in US GAAP. For purposes of US GAAP, deferred tax assets and liabilities must either be classified as current or non-current based on the classification of the related non-tax asset or liability for financial reporting. This table presents the IFRS deferred tax assets and liabilities according to the presentation prescribed by FAS 109, Accounting for Income Taxes under US GAAP.

	2005	2004
	EURm	EURm
Current assets:
Intercompany profit in inventory	49	41
Warranty provision	74	50
Other provisions	28	29
Tax losses carried forward	6	28
Other	191	124

	348	272

Non-current assets:
Tax losses carried forward	26	3
Warranty provision	33	68
Other provisions	142	145
Untaxed reserves	85	86
Fair value gains/losses	43	—
Other temporary differences	40	69

	369	371

Deferred tax assets	717	643
Less: valuation allowance	(25)	(20)

Total deferred tax assets	692	623

Current deferred tax liabilities	(26)	(17)

Non-current deferred tax liabilities:
Untaxed reserves	(13)	(30)
Fair value gains/losses	—	(28)
Undistributed earnings	(68)	(60)
Other	(44)	(44)

	(125)	(162)

Total deferred tax liabilities	(151)	(179)

Net deferred tax asset	541	444

Pension expense

For its single-employer defined benefit pension schemes, net periodic pension cost included in the Group's US GAAP net income for the years ended December 31, 2005, 2004 and 2003, includes the following components:

	2005	2004	2003
	EURm	EURm	EURm
Service cost—benefits earned during the year(1)	69	62	54
Interest on projected benefit obligation	58	56	46
Expected return on assets	(64)	(56)	(55)
Amortization of prior service cost	3	2	2
Recognized net actuarial (gain) loss	5	(5)	1
Amortization of transition asset	1	1	1
Transfer from central pool	(24)	—	—
Curtailment	—	—	1

Net periodic pension cost	48	60	50

(1)
Excludes premiums associated with pooled benefits.

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that are recognized in the Group's consolidated balance sheet in accordance with US GAAP at December 31:

	2005		2004
	Domestic plans	Foreign plans	Domestic plans	Foreign plans
	EURm		EURm
Projected benefit obligation at beginning of year	(727)	(398)	(666)	(343)
Foreign exchange	—	(3)	—	(4)
Service cost	(48)	(21)	(43)	(20)
Interest on projected benefit obligation	(36)	(22)	(37)	(20)
Plan participants' contributions	—	(6)	—	(6)
Past service cost gain	—	—	(3)	—
Actuarial gain (loss)	(91)	(52)	13	(14)
Curtailment	3	—	—	—
Benefits paid	9	7	9	9

Projected benefit obligation at end of year	(890)	(495)	(727)	(398)

Plan assets at fair value at beginning of year	768	303	683	204
Foreign exchange	—	4	—	4
Actual return on plan assets	102	40	69	15
Employer contribution	19	27	25	83
Plan participants' contributions	—	6	—	6
Transfer from central pool	24	—
Benefits paid	(9)	(7)	(9)	(9)

Plan assets at fair value at end of year	904	373	768	303

Excess (deficit) of plan assets over projected benefit obligation	14	(122)	41	(95)
Unrecognized transition obligation	1	—	1	1
Unrecognized net loss from experience differences	84	66	53	43
Unamortized prior service cost	30	—	33	—

Net amount recognized	129	(56)	128	(51)

	2005		2004
	Domestic plans	Foreign plans	Domestic plans	Foreign plans
	EURm		EURm
Amounts recognized in the statement of financial positions consist of:
Prepaid benefit cost	129	60	132	60
Accrued benefit liability	—	(129)	(9)	(112)
Intangible asset	—	—	5	1
Accumulated other comprehensive income	—	13	—	—

Net amount recognized	129	(56)	128	(51)

For plans where the benefit obligation is in excess of the plan assets, the aggregate benefit obligation is EUR 251 million (EUR 224 million in 2004) and the aggregate fair values of plan assets is EUR 104 million (EUR 100 million in 2004). For plans where the accumulated benefit obligation is in excess of the plan assets, the aggregate pension accumulated benefit obligation is EUR 233 million (EUR 208 million in 2004) and the aggregate fair value of plan assets is EUR 104 million (EUR 95 million in 2004).

The Accumulated Benefit Obligation at December 31, 2005 for the domestic plans was EUR 776 million (EUR 642 million in 2004) and for the foreign plans EUR 443 million (EUR 371 million in 2004).

Weighted average assumption used in calculation of pension obligations are as follows:

	2005		2004
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%
Discount rate for determining present values	4.20	4.55	4.75	5.00
Expected long term rate of return on plan assets	4.44	5.49	5.00	5.31
Annual rate of increase in future compensation levels	3.50	3.91	3.50	3.82
Pension increases	2.00	2.55	2.00	2.38

The Group also contributes to multiemployer plans, insured plans and defined contribution plans. Such contributions were approximately EUR 206 million, EUR 192 million and EUR 146 million in 2005, 2004 and 2003, respectively, including premiums associated with pooled benefits.

At December 31, approximately 0.6% (0.5% in 2004) or EUR 6 million (EUR 4 million in 2004) of domestic plan assets consist of Nokia equity securities. The foreign pension plan assets include a self investment through a loan provided to Nokia by the plan of EUR 62 million (EUR 62 million in 2004).

The Group expects to make contributions of EUR 21 million and EUR 28 million to its domestic and foreign defined benefit pension plans in 2006, respectively.

The Group's pension plan weighted average asset allocation as a percentage of Plan Assets at December 31, 2005, and 2004, by asset category are as follows:

	2005		2004
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%
Asset Category:
Equity securities	25	26	36	23
Debt securities	72	62	61	52
Insurance contracts	—	11	—	11
Real estate	2	—	2	—
Short-term investments	1	1	1	14

Total	100	100	100	100

The objective of the investment activities is to maximize the excess of plan assets over projected benefit obligations, within an accepted risk level, taking into account the interest rate and inflation sensitivity of the assets as well as the obligations. As of December 31, 2005 the target asset allocation for both domestic as well as foreign plans was 100% long dated debt securities. In addition, a risk limit has been approved to tactically deviate from the target asset allocation.

The Pension Committee of the Group, consisting of the CFO, Head of Group Treasury, Head of HR and other HR representatives, approves both the target asset allocation as well as the deviation limit. Derivative instruments can be used to change the portfolio asset allocation and risk characteristics.

Weighted average assumptions used in calculation of the Domestic and Foreign plans' net periodic benefit cost for years ending December 31, are as follows:

	2005		2004
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%
Discount rate for determining present values	4.75	5.00	5.25	5.30
Expected long term rate of return on plan assets	5.00	5.31	6.00	6.87
Annual rate of increase in future compensation levels	3.50	3.82	3.50	3.49
Pension increases	2.00	2.38	2.30	2.27

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

Estimated future benefits payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Domestic Pension Benefits	Foreign Pension Benefits
	EURm	EURm
2006	9	9
2007	13	9
2008	15	10
2009	16	10
2010	18	10
2011–2015	105	62

Reclassification of foreign currency translation

Net foreign exchange gains/(losses) of EUR (161) million, EUR (54) million and EUR 182 million are included in the determination of net income under US GAAP of which EUR 418 million, EUR (345) million and EUR (717) million are included in cost of sales for the year ended December 31, 2005, 2004, and 2003, respectively. EUR (568) million, EUR 283 million and EUR 867 million of the net foreign exchange gains/(losses) are included in the determination of net sales in 2005, 2004 and 2003, respectively.

Reclassification to financial income and expense

Under IFRS, certain net gains of EUR 0 million, EUR 137 million, EUR 65 million in 2005, 2004 and 2003, respectively, have been classified as other operating income in 2005 and 2004, and as a reduction of cost of sales in 2003. These gains resulted from instruments held for operating purposes that were considered to be non-hedging derivatives under US GAAP and are classified as financial income and expense.

Included within the EUR 137 million net gain recognized in 2004 is EUR 160 million, representing the premium return under a multi-line, multi-year insurance program, see Note 8. Under US GAAP, this gain represents the settlement of a call option on the counter party's interest in an unconsolidated reinsurance subsidiary.

Reclassification of bank and cash

Under US GAAP, bank overdrafts of EUR 46 million and EUR 21 million in 2005 and 2004, respectively, for which there is a legal right of offset are excluded from short-term borrowings and included within bank and cash, which has been reflected in total US GAAP assets of EUR 22,661 million and EUR 22,921 million, respectively.

Reclassification of treasury stock retirement

Under IFRS, the accounting treatment for treasury stock retirement involves an increase in the share premium account corresponding to the reduction in share capital for the nominal value of treasury stock retired. Treasury stock is reduced by the acquisition cost of retired treasury stock with a corresponding reduction in retained earnings.

Under US GAAP, the accounting treatment for treasury stock retirement does not affect the share premium account. Instead, the reduction in retained earnings is offset in part by the reduction in share capital for the nominal value of treasury stock retired. The impact of this difference is a reduction in the share premium account amounting to EUR 14 million and EUR 8 million in 2005 and 2004, respectively.

Reclassification of minority interests

IFRS requires the presentation of minority interests within equity on the face of the balance sheet. Under US GAAP, minority interests is presented as a separate item on the face of the balance sheet outside of equity.

Adoption of pronouncements under US GAAP

In May 2005, the FASB issued FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group elected to early adopt FAS 154 and as such has characterized the retrospective adoption of IFRS 2 and IAS 39(R) as a revision. The adoption of FAS 154 did not have a material impact on the Group's financial condition or results of operations.

In June 2005, the FASB issued FSP 143-1, Accounting for Electronic Equipment Waste Obligations. FSP 143-1 and related FASB Interpretation No. 47 provide guidance on how commercial users and producers of electronic equipment should recognize and measure asset retirement obligations that arise from European Union (EU) Directive 2002/96/EC on Waste Electrical and Electronic Equipment (Directive). FSP 143-1 is effective the later of the first reporting period that ends after June 8, 2005 or the date that the EU-member country adopts a law to implement the Directive. The Group has adopted FSP 143-1 and the statement did not have a material impact on the Group's financial statements.

New accounting pronouncements under US GAAP

In November 2005, The FASB issued Staff Position No. (FSP) 115-1 The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 is not expected to have a material impact on the Group's financial condition or results or operations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOKIA CORPORATION
By:	/s/ MAIJA TORKKO
Name:	Maija Torkko
Title:	Senior Vice President, Corporate Controller
By:	/s/ KAARINA STÅHLBERG
Name:	Kaarina Ståhlberg
Title:	Vice President, Assistant General Counsel
March 2, 2006

QuickLinks

TABLE OF CONTENTS
INTRODUCTION AND USE OF CERTAIN TERMS
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 4A. UNRESOLVED STAFF COMMENTS
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
GLOSSARY OF TERMS
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