Form 20-F
period 2006-12-31
NOKIA CORP
filed 2007-03-12
CIK 924613

As filed with the Securities and Exchange Commission on March 12, 2007.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number 1-13202

Nokia Corporation
(Exact name of Registrant as specified in its charter)

Republic of Finland
(Jurisdiction of incorporation)
Keilalahdentie 4, P.O. Box 226, FIN-00045 NOKIA GROUP, Espoo, Finland
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“the Exchange Act”):

Name of each exchange
Title of each class	on which registered

American Depositary Shares Shares, par value EUR 0.06	New York Stock Exchange New York Stock Exchange(1)

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report.
Shares, par value EUR 0.06: 4 095 042 619
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
Yes ☐  No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒  Accelerated filer ☐  Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

INTRODUCTION AND USE OF CERTAIN TERMS
FORWARD-LOOKING STATEMENTS
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
3.A Selected Financial Data
3.B Capitalization and Indebtedness
3.C Reasons for the Offer and Use of Proceeds
3.D Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
4.A History and Development of the Company
4.B Business Overview
4.C Organizational Structure
4.D Property, Plants and Equipment
ITEM 4A. UNRESOLVED STAFF COMMENTS
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating Results
5.B Liquidity and Capital Resources
5.C Research and Development, Patents and Licenses
5.D Trends information
5.E Off-Balance Sheet Arrangements
5.F Tabular Disclosure of Contractual Obligations
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and Senior Management
6.B Compensation
6.C Board Practices
6.D Employees
6.E Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major Shareholders
7.B Related Party Transactions
7.C Interests of Experts and Counsel
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated Statements and Other Financial Information
8.B Significant Changes
ITEM 9. THE OFFER AND LISTING
9.A Offer and Listing Details
9.B Plan of Distribution
9.C Markets
9.D Selling Shareholders
9.E Dilution
9.F Expenses of the Issue
ITEM 10. ADDITIONAL INFORMATION
10.A Share Capital
10.B Memorandum and Articles of Association
10.C Material Contracts
10.D Exchange Controls
10.E Taxation
10.F Dividends and Paying Agents
10.G Statement by Experts
10.H Documents on Display
10.I Subsidiary Information
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
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
GLOSSARY OF TERMS
EX-4.1
EX-8
EX-12.1
EX-12.2
EX-13
Exhibit 15A

INTRODUCTION AND USE OF CERTAIN TERMS
Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis, except where we make clear that the term means Nokia Corporation or a particular subsidiary or business group only, and except that references to “our shares,” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, or EMU, and references to “dollars,” “US dollars,” “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this Form 20-F contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.3197 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.
In this Form 20-F, unless otherwise stated, references to “shares” are to Nokia Corporation shares, par value EUR 0.06.
Our principal executive office is currently located at Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.
Nokia Corporation furnishes Citibank, N.A., as Depositary, with consolidated financial statements and a related audit opinion of our independent auditors annually. These financial statements are prepared on the basis of International Financial Reporting Standards, or IFRS. Nokia’s consolidated financial statements contain a reconciliation of net income and shareholders’ equity to accounting principles generally accepted in the United States, or US GAAP. We also furnish the Depositary with quarterly reports containing unaudited financial information prepared on the basis of IFRS, as well as all notices of shareholders’ meetings and other reports and communications that are made available generally to our shareholders. The Depositary makes these notices, reports and communications available for inspection by record holders of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs (one ADS represents one share), and delivers to all record holders of ADRs notices of shareholders’ meetings received by the Depositary. In addition to the materials delivered to holders of ADRs by the Depositary, holders can access our consolidated financial statements, as well as other information previously included in our printed annual reports, at www.nokia.com. This Form 20-F is also available at www.nokia.com as well as on Citibank’s website at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search). Holders may also request a hard copy of this Form 20-F by calling the toll-free number 1-877-NOKIA-ADR (1-877-665-4223), or by directing a written request to Citibank, N.A., Shareholder Services, PO Box 43124, Providence RI 02940-5140, or by calling Nokia Investor Relations US Main Office at 1-914-368-0555. With each annual distribution of our proxy materials, we offer our record holders of ADRs the option of receiving all of these documents electronically in the future.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:

•	the timing of product and solution deliveries;

•	our ability to develop, implement and commercialize new products, solutions and technologies;

•	expectations regarding market growth, developments and structural changes;

•	expectations regarding our mobile device volume growth, market share, prices and margins;

•	expectations and targets for our results of operations;

•	the outcome of pending and threatened litigation;

•	expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and

•	statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements.
Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:

1.	competitiveness of our product portfolio;

2.	our ability to identify key market trends and to respond timely and successfully to the needs of our customers;

3.	the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target;

4.	the availability of new products and services by network operators and other market participants;

5.	our ability to successfully manage costs;

6.	the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape;

7.	the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use;

8.	timely and successful commercialization of complex technologies as new advanced products and solutions;

9.	our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings;

10.	our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies;

11.	our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions;

12.	inventory management risks resulting from shifts in market demand;

13.	our ability to source quality components and sub-assemblies without interruption and at acceptable prices;

14.	satisfaction or waiver of the conditions to the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks to form Nokia Siemens Networks, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and agreement of a number of detailed implementation steps, and closing of the transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses;

15.	whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities;

16.	the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks;

17.	any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks;

18.	developments under large, multi-year contracts or in relation to major customers;

19.	general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business;

20.	our success in collaboration arrangements relating to development of technologies or new products and solutions;

21.	the success, financial condition and performance of our collaboration partners, suppliers and customers;

22.	any disruption to information technology systems and networks that our operations rely on;

23.	exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies;

24.	the management of our customer financing exposure;

25.	allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit;

26.	unfavorable outcome of litigations;

27.	our ability to recruit, retain and develop appropriately skilled employees; and

28.	the impact of changes in government policies, laws or regulations;
as well as the risk factors specified in this annual report on Form 20-F under “Item 3.D Risk Factors.”
Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A Selected Financial Data
The financial data set forth below at December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F. Financial data at December 31, 2002 and 2003, and December 31, 2004, and for each of the years in the two-year period ended December 31, 2003 have been derived from Nokia’s previously published audited consolidated financial statements not included in this document.
The financial data at December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.
The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS, and net income and shareholders’ equity have been reconciled to US GAAP, which differs in some respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see “Item 5.A Operating Results— Results of Operations— Principal Differences Between IFRS and US GAAP” and Note 38 to our audited consolidated financial statements.

	Year ended December 31,

	2002	2003	2004	2005	2006	2006

	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)
Profit and Loss Account Data
Amounts in accordance with IFRS
Net sales	30 016	29 533	29 371	34 191	41 121	54 267
Operating profit	4 780	4 960	4 326	4 639	5 488	7 243
Profit before tax	4 917	5 294	4 705	4 971	5 723	7 553
Profit attributable to equity holders of the parent	3 381	3 543	3 192	3 616	4 306	5 683
Earnings per share (for profit attributable to equity holders of the parent)
Basic earnings per share	0.71	0.74	0.69	0.83	1.06	1.40
Diluted earnings per share	0.71	0.74	0.69	0.83	1.05	1.39
Cash dividends per share(1)	0.28	0.30	0.33	0.37	0.43	0.57
Average number of shares (millions of shares)
Basic	4 751	4 761	4 593	4 366	4 063	4 063
Diluted	4 788	4 761	4 600	4 371	4 087	4 087
Amounts in accordance with US GAAP
Net income	3 603	4 097	3 343	3 582	4 275	5 642
Earnings per share (net income)
Basic earnings per share	0.76	0.86	0.73	0.82	1.05	1.39
Diluted earnings per share	0.75	0.86	0.73	0.82	1.05	1.39
Balance Sheet Data
Amounts in accordance with IFRS
Fixed assets and other non-current assets(2)	5 896	3 991	3 315	3 501	4 031	5 320
Cash and other liquid assets(3)	9 351	11 296	11 542	9 910	8 537	11 266
Other current assets	8 234	8 787	7 966	9 041	10 049	13 262
Total assets	23 481	24 074	22 823	22 452	22 617	29 848
Capital and reserves attributable to equity holders of the parent(2)	14 435	15 302	14 385	12 309	11 968	15 794
Minority interests	173	164	168	205	92	121
Long-term interest-bearing liabilities	187	20	19	21	69	91
Other long-term liabilities	274	308	275	247	327	432
Borrowings due within one year	377	471	215	377	247	326
Other current liabilities	8 035	7 809	7 761	9 293	9 914	13 084
Total shareholders’ equity and liabilities	23 481	24 074	22 823	22 452	22 617	29 848
Net interest-bearing debt(4)	(8 787)	(10 805)	(11 308)	(9 512)	(8 221)	(10 849)
Share capital	287	288	280	266	246	325
Amounts in accordance with US GAAP
Total assets(2)	23 041	24 109	22 985	22 725	22 835	30 135
Shareholders’ equity(2)	14 214	15 501	14 640	12 622	12 112	15 984

(1)	The cash dividend for 2006 is what the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 3, 2007.

(2)	Total assets and shareholders’ equity have each been increased by EUR 154 million for all periods presented to adjust for income tax-related items in periods prior to 2002. These increases were recorded in connection with a change in the method by which the company assesses materiality. See Notes 1 and 38 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

(3)	Cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, and (3) available-for-sale investments, liquid assets.

(4)	Net interest-bearing debt consists of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.
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
Under the Finnish Companies Act, we may distribute retained earnings on our shares only upon a shareholders’ resolution and subject to limited exceptions, in the amount proposed by our Board of Directors. The amount of any distribution is limited to the amount of distributable earnings of the parent company pursuant to the last annual accounts approved by our shareholders, taking into account the material changes in the financial situation of the company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the company. Subject to exceptions relating to the right of minority shareholders to request otherwise, the distribution may not exceed the amount proposed by the Board of Directors.
Share Buy-backs
Under the Finnish Companies Act, Nokia Corporation may repurchase its own shares pursuant to either a shareholders’ resolution or an authorization to the Board of Directors approved by the company’s shareholders. The authorization may amount to a maximum of 10% of all the shares of the company (up to 5% until 2005) and its maximum length is 18 months (up to 12 months until 2006). The Board of Directors of Nokia has been regularly authorized by our shareholders in the Annual General Meetings to repurchase Nokia’s own shares since 2001, and during the past three years the authorization covered 230 million shares in 2004, 443.2 million shares in 2005 and 405 million shares in 2006. The amount authorized each year has been at or slightly under the maximum limit provided by the Finnish Companies Act.
On January 25, 2007, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting, convening on May 3, 2007, a new authorization to repurchase a maximum of 380 million shares which corresponds to less than 10% of Nokia’s share capital and total voting rights.
The table below sets forth actual share buy-backs by the Group in respect of each fiscal year indicated.

EUR millions
	Number of shares	(in total)

2002	900 000	17
2003	95 338 500	1 363
2004	214 119 700	2 661
2005	315 010 000	4 265
2006	212 340 000	3 412
For more information about share buy-backs during 2006, see “Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Dividends
On January 25, 2007, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 3, 2007 a dividend of EUR 0.43 per share in respect of 2006.
The table below sets forth the amounts of total cash dividends per share and per ADS paid in respect of each fiscal year indicated. For the purposes of showing the US dollar amounts per ADS for 2002-2006, the dividend per share amounts have been translated into US dollars at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on the respective dividend payment dates.

					EUR millions
	EUR per share		USD per ADS		(in total)

2002	0.28		0.30		1 341
2003	0.30		0.36		1 439
2004	0.33		0.43		1 539
2005	0.37		0.46		1 641
2006	0.43	(1)	—	(2)	1 761	(1)

(1)	To be proposed by the Board of Directors for shareholders’ approval at the Annual General Meeting convening on May 3, 2007.

(2)	The final US dollar amount will be determined on the basis of the decision of the Annual General Meeting and the dividend payment date.
We make our cash dividend payments in euro. As a result, exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion of these dividends. Moreover, fluctuations in the exchange rates between the euro and the US dollar will affect the dollar equivalent of the euro price of the shares on the Helsinki Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the United States. See also “Item 3.D Risk Factors—Our sales, costs and results are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies.”
Exchange Rate Data
The following table sets forth information concerning the noon buying rate for the years 2002 through 2006 and for each of the months in the six-month period ended February 28, 2007, expressed in US dollars per euro.
The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates

	Rate at	Average	Highest	Lowest
For the year ended December 31:	period end	rate	rate	rate

	(USD per EUR)
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860

For the month ended:

September 30, 2006	1.2687	1.2722	1.2833	1.2648
October 31, 2006	1.2773	1.2617	1.2773	1.2502
November 30, 2006	1.3261	1.2888	1.3261	1.2705
December 31, 2006	1.3197	1.3205	1.3327	1.3073
January 31, 2007	1.2998	1.2993	1.3286	1.2904
February 28, 2007	1.3230	1.3080	1.3246	1.2933
On February 28, 2007, the noon buying rate was USD 1.3230 per EUR 1.00.
3.B Capitalization and Indebtedness
Not applicable.
3.C Reasons for the Offer and Use of Proceeds
Not applicable.
3.D Risk Factors
Set forth below is a description of factors that may affect our business, results of operations and share price from time to time.
We need to have a competitive product portfolio with products that are preferred by our current and potential customers to those of our competitors. In order to have this, we need to understand the different markets in which we operate, and meet the needs of our customers, which include mobile network operators, distributors, independent retailers, corporate customers and consumers. Our failure to identify key market trends and to respond timely and successfully to the needs of our customers may have a material adverse impact on our market share, business and results of operations.
In order to meet our customers’ needs, we need to have a competitive product portfolio with products that are preferred to those of our competitors. For Nokia, a competitive mobile device product portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive aesthetics, design, features and functionality for all major consumer segments and price points supported by the Nokia brand, quality and competitive cost structure. In our networks business, a competitive product portfolio means for us a high-quality offering of products designed to meet the requirements of our customers and local markets, supported by quality and a competitive cost structure.
In order to have a competitive product portfolio, we need to understand the different markets in which we operate and meet the needs of our customers. We serve a diverse range of mobile device and infrastructure customers, ranging from mobile network operators, distributors, independent retailers, corporate customers to consumers, across a variety of markets. In many of these markets, the mobile communications industry is at different stages of development, and many of these markets have different characteristics and dynamics, for example, in terms of mobile penetration rates and technology, aesthetics, feature, and pricing preferences. Establishing and maintaining good relationships with our customers, including both our mobile device and networks infrastructure customers and end-users, and understanding trends and needs in their markets require us to constantly obtain and evaluate a complex array of feedback and other data. We must do this efficiently in order to be able to identify key market trends and user segments and anticipate and address our customers’ needs proactively and in a timely manner, for example through launching our products at optimal times to meet customer requirements and preferences, while taking into account the availability of competitors’ products. If we fail to analyze correctly and respond timely and appropriately to customer feedback and other data, our market share and business may be materially adversely affected.
Certain mobile network operators require mobile devices to be customized to their specifications with certain preferred features, functionalities or design and co-branding with the mobile network operator’s brand. This is particularly the case in Latin America and North America where sales to mobile network operators represent the major percentage of our sales. As a result, we may need to produce mobile devices for such markets in smaller lot sizes, which could impede our economies of scale and expected profitability. In addition, co-branding could possibly erode the Nokia brand.
The competitiveness of our product portfolio is also influenced by our ability to communicate about our products and services effectively through consistent and focused marketing messages to the target audience and the value of the Nokia brand. A number of factors, including actual or even alleged quality issues or defects in our products and solutions, may have a negative effect on our reputation and erode the value of the Nokia brand. Prior to the shipment of the products, quality issues may cause delays in shipping products to customers and related additional costs or even cancellation of orders by customers. After shipment to our customers or consumers, products may fail to meet marketing expectations set for them or may malfunction, and thus cause additional repair or warranty costs to us and harm our reputation. In case of issues affecting a product’s safety or regulatory compliance, we may be subject to damages due to product liability, or defective products may need to be replaced or recalled. Due to our high volumes, quality issues or defects in our products or their components may have a significant adverse effect on our net sales and profitability. If we do not achieve and maintain a competitive portfolio, we believe that we will be at a competitive disadvantage, which may lead to lower net sales and lower profits.
Our sales and profitability depend on the continued growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target. If the mobile communications industry does not grow as we expect, or if the new market segments which we target grow less or are less profitable than expected, or if new faster growing market segments emerge in which we have not invested, our sales and profitability may be materially adversely affected.
Our business depends on continued growth of the mobile communications industry in terms of, to an increasing degree, the number of existing mobile subscribers who upgrade or simply replace their existing mobile devices, and also the number of new subscribers and increased usage. Our sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature those services. These developments in our industry are to a certain extent outside of our control. For example, we are dependent on mobile network operators in highly penetrated markets to successfully introduce services that drive the upgrade and replacement of devices, as well as ownership of multiple devices. Further, in order to support a continued increase in mobile subscribers in certain low penetration markets, we are dependent on mobile network operators and distributors to increase their sales volumes of lower cost mobile devices, and on mobile network operators to offer affordable tariffs and to offer tailored mobile network solutions designed for a low total cost of ownership. If mobile network operators are not successful in their attempts to increase subscriber numbers, stimulate increased usage or drive upgrade and replacement sales, our business and results of operations could be materially adversely affected.

Our industry continues to undergo significant changes. First, the mobile communications, the Internet, information technology, media, entertainment, music, and consumer electronics industries are converging in some areas into one broader industry leading to the creation of new mobile devices, services and ways to use mobile devices. Second, while participants in the mobile communications industry once provided complete products and solutions, industry players are increasingly providing specific hardware and software layers, including various services, for products and solutions.
As a result of these changes, new market segments within our industry have emerged and are still emerging. We have made significant investments in new business opportunities in certain of these market segments, such as smartphones, multimedia computers, enterprise applications, music, navigation, video, TV, imaging, games and business mobility in our device businesses, and enterprise mobility infrastructure as well as managed services, systems integration and consulting businesses in our infrastructure business. However, a number of the new market segments in the mobile communications industry are still in the early stages of development, and it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on. As a result, if the segments which we target grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry on which we do not focus. Moreover, the market segments that we target may be less profitable than we currently foresee. We may also incur short-term operating losses in certain of these new market segments if we are not able to generate sufficient revenue to cover the early stage investments required to pursue these new business opportunities. Our past performance in our established market segments does not guarantee our success in these new market segments.
Our business and results of operations, particularly our profitability, may be materially adversely affected if we are not able to successfully manage costs related to our products and operations.
Price erosion is a characteristic of the mobile communications industry, and the products and solutions offered by us are also subject to natural price erosion over time. Other factors impacting our profitability include the extent to which our product mix is weighted towards lower-priced products and our regional mix is weighted towards emerging markets where lower-priced products predominate.
As a result of the above factors, in order to be profitable, we need to be able to lower our costs at the same rate or faster than the price erosion and introduce new cost-efficient products with higher prices in a timely manner, generally proactively manage costs related to our products, manufacturing, logistics and other operations, and related licensing, as well as leverage our scale to the fullest extent. If we are unable to do this, this will have a material adverse effect on our business and results of operations, particularly our profitability.
Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.
The markets for our products and solutions are intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, design, price, operational and manufacturing efficiency, technical performance, distribution, product features, quality, customer support and brand. The competition continues to be intense from both our traditional competitors in the mobile communications industry as well as a number of new competitors. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than Nokia.

We believe that Nokia has a cost advantage in mobile devices compared to our competitors as a result of our market position. If we fail to maintain or increase our market share and scale compared to our competitors, our cost advantage may be eroded, which could materially adversely affect our competitive position and our results of operations, particularly our profitability.
Consolidation among the industry participants, including also further concentration of the market on fewer industry participants, could potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas. This could have a material adverse effect on our business and results of operations.
As a result of developments in our industry, including convergence of mobile phone technology with the Internet, we also face new competition from companies in related industries, such as Internet-based products and services, consumer electronics manufacturers and business device and solution providers. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within products and solutions, we face competition at the level of these layers rather than solely at the level of complete products and solutions. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected. See “Item 4.B Business Overview—Competition” for a more detailed discussion of competition in our industry.
We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop or otherwise acquire these complex technologies as required by the market, with full rights needed to use in our business, or to protect them, or to successfully commercialize such technologies as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business, our ability to meet our targets and our results of operations.
In order to succeed in our markets, we believe that we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile devices involve time, substantial costs and risks both within and outside of our control. We must also be able to convert these complex technologies into affordable and usable products. This is true whether we develop these technologies internally, acquire or invest in other companies with these technologies or collaborate with third parties on the development of these technologies. In addition, we seek to protect our technology investments with intellectual property rights. When doing this, our business is influenced by the regulatory and legal environments’ approach to intellectual property rights, including the scope and degree of patent protection as well as copyright levies which vary country by country.
The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time. We may also face difficulties accessing the technologies preferred by our current and potential customers, or at prices acceptable to them.
Our products and solutions include increasingly complex technology involving numerous new Nokia patented, standardized, or proprietary technologies, as well as some developed or licensed to us by third parties. There can be no assurance that the technologies, with full rights needed to be used in our business, will be available or available on commercially acceptable terms on a timely basis.
Furthermore, as a result of ongoing technological developments, our products and solutions are increasingly used together with hardware or software components that have been developed by third parties, whether or not Nokia has authorized their use with our products and solutions.

However, such components, such as batteries or software applications, may not be compatible with our products and solutions and may not meet our and our customers’ quality, safety, security or other standards. As well, certain components or layers that may be used with our products may enable our products and solutions to be used for objectionable purposes, such as to transfer content that might be illegal, hateful or derogatory. The use of our products and solutions with incompatible or otherwise substandard hardware or software components, or for purposes that are inappropriate, is largely outside of our control and could harm the Nokia brand.
In our networks business, we are developing a number of network infrastructure solutions incorporating advanced technologies. Currently, our networks business designs and builds networks based primarily on GSM, EDGE and 3G/WCDMA technologies. Although we believe that these are currently the leading mobile communications technology platforms, this may not always be the case, due to operators’ choices or regulators’ decisions. Our networks business’ sales and operating results may be adversely affected if these technologies or subsequent new technologies on which we focus do not achieve as broad acceptance among customers as we expect, or if we fail to adapt to different technology platforms that emerge over time.
Currently expected benefits and synergies from forming Nokia Siemens Networks may not be achieved to the extent or within the time period that is currently anticipated. We may also encounter costs and difficulties in integrating our networks operations, personnel and supporting activities and those of Siemens, which could reduce or delay the realization of anticipated net sales, cost savings and operational benefits.
In June 2006, Nokia and Siemens AG (“Siemens”) announced plans to form Nokia Siemens Networks that will combine Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks in a new company owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia Siemens Networks is expected to start operations around the end of March 2007. The completion of the transaction is subject to the satisfaction or waiver of the conditions to the merger, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and the agreement of a number of detailed implementation steps. For more information on Nokia Siemens Networks, see “Item 4.B Business Overview—Nokia Siemens Networks.”
Achieving the expected benefits and synergies of this combination will depend, in part, upon whether the operations, personnel and supporting activities of Nokia’s networks business and those of Siemens’ carrier-related operations for fixed and mobile networks can be integrated in an efficient and effective manner. The process of effectively integrating these businesses into one company will require significant managerial and financial resources and may divert the management’s attention from other business activities. The costs and time required to integrate these businesses into one company could cause the interruption of, or a loss of momentum in, the activities of any one, or several, of the operations of the constituent entities. The failure to successfully integrate these businesses within the expected time frame could adversely affect our business, financial condition and results of operations.
In addition to all the applicable other risks included in this “Item 3.D Risk factors”, Nokia Siemens Networks may also expose us to certain additional risks, including difficulties arising from operating a significantly larger and more complex organization and adding operations to our existing operations. Further, unexpected costs and challenges may arise whenever businesses with different operations, management and culture are combined.

The Siemens carrier-related operations to be transferred to Nokia Siemens Networks are the subject of various ongoing prosecutorial investigations related to whether certain transactions and payments arranged by some current or former employees of those operations violated applicable laws. As a result of those investigations, government authorities and others could take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could have a material adverse effect on Nokia Siemens Networks and our business, results of operations, financial condition and reputation.
Prosecutorial investigations are being conducted by authorities in Germany and certain other countries with respect to whether certain transactions and payments arranged by some current or former employees of Siemens’ Com business group, covering the carrier-related operations for fixed and mobile networks to be transferred to Nokia Siemens Networks, violated applicable laws. We understand that Siemens has voluntarily informed the SEC and the US Department of Justice about this matter. As well, additional government authorities in these or other jurisdictions could launch separate investigations. If any of these government authorities determines that violations of law have occurred, including violations of the US Foreign Corrupt Practices Act, they may take action against Siemens and/or some of its employees. These actions could include criminal and civil fines, penalties, sanctions, injunctions against future conduct, equitable remedies including profit disgorgement, disqualifications from engaging in certain types of business or other restrictions, as well as requiring modifications to Siemens’ business practices and compliance programs. We understand that Siemens is cooperating with the various government authorities. It is not possible at this time to predict whether such government authorities will take such action and if they do what it might be and the extent to which such action might apply to the assets and employees transferred by Siemens to Nokia Siemens Networks.
The government investigations and Siemens’ and Nokia’s own internal investigations into these alleged violations of law by some current or former Siemens’ employees are ongoing. Accordingly, it is not possible to ensure that at the time of the closing of the merger certain Siemens employees who may have been involved in the alleged violations of law are not transferred to Nokia Siemens Networks. Nor is it possible to predict the extent to which there may be undetected additional violations of law that may have occurred prior to the transfer of the carrier-related assets and employees to Nokia Siemens Networks that could result in additional actions by government authorities. It is also not possible to predict whether there may be any ongoing violations of law after such transfer and the closing of the merger involving the assets and employees of the Siemens carrier-related operations that could result in additional actions by government authorities. The development of any of these situations could have a material adverse effect on Nokia Siemens Networks and our business, results of operations, financial condition and reputation. In addition, detecting, investigating and resolving such situations could be expensive and consume significant time, attention and resources of Nokia Siemens Networks and our management, which could harm our business and that of Nokia Siemens Networks.
The government investigations could also harm Nokia Siemens Networks’ relationships with existing customers, impair its ability to obtain new customers, business partners and public procurement contracts and result in the cancellation or renegotiation of existing contracts on terms less favorable than currently exist. To the extent certain Siemens carrier-related customer relationships involved payments and transactions in violation of applicable law, it is not possible to predict whether such relationships would be affected by Nokia Siemens Networks legally compliant business terms and practices. Third party civil litigation may also be instigated against the Siemens carrier-related operations and/or employees transferred to Nokia Siemens Networks.
From its inception, Nokia Siemens Networks will have a comprehensive and robust compliance program and internal financial controls designed to ensure the highest standards of reporting and compliance with all applicable laws. Siemens has agreed to indemnify Nokia and Nokia Siemens Networks for any government fines or penalties and damages from civil law suits incurred by either, as well as in certain instances for loss of business through terminated or renegotiated contracts, based on violations of law in the Siemens carrier-related operations that occurred prior to the transfer to Nokia Siemens Networks.
We cannot predict with any certainty the final outcome of any investigations related to this matter, when and the terms upon which the various investigations will be resolved, which could be a number of years, or the consequences of the alleged or any possible future violations of law on the business of Nokia Siemens Networks, including its relationships with customers.
Our products and solutions include increasingly complex technologies some of which have been developed or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation, which could have a material adverse effect on our business and results of operations.
Our products and solutions include increasingly complex technologies some of which have been developed or licensed to us by third parties. As the amount of such proprietary technologies and the number of parties claiming intellectual property rights continues to increase, even within individual products, and as the Nokia product range becomes more diversified and Nokia enters new businesses, and as the complexity of the technology increases, the possibility of alleged infringement and related intellectual property claims against us continues to rise. The holders of patents and other intellectual property rights potentially relevant to our product and solution offerings may be unknown to us, may have different business models, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid risks of intellectual property rights infringement created by suppliers of components and various layers in our products and solutions or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers’ use of our products and solutions.
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
Since all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards, for example, those standards related to so-called 3G mobile communication technologies, including 3GPP and 3GPP2, as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. While we believe that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and thus costly and time-consuming litigation over such issues may result in the future. While the rules of many standard setting bodies, such as European Telecommunication Standardization Institute (ETSI), often apply on a global basis, the enforcement of those rules may involve national courts, which means that there may be a risk of different interpretation of those rules.
From time to time, some existing patent licenses may expire, or otherwise may become subject to renegotiation. The inability to renew or finalize such arrangements with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products or solutions, and could result in payments that potentially could have a material adverse impact on our operating results. Nokia is currently in negotiation regarding the applicable license fees for a subset of Qualcomm Incorporated’s (“Qualcomm” including its affiliates) patents and access for Qualcomm to a subset of Nokia patents due to an expiration in part of the current license agreement between the parties on April 9, 2007. Our general experience is that these kind of negotiations eventually are successfully concluded, however, there is a risk that litigation will create uncertainty regarding the license fees. During the time period from expiration of the payment obligations until we reach an agreement on new license fees, we would accrue for and expense an appropriate royalty. However, from a cash flow perspective, the cash payments to Qualcomm would most likely decrease or cease until we reach an agreement. The ultimate outcome may differ from the provided level which could have a positive or negative impact on our operating results. In addition, there is a risk that once the ultimate outcome is available, it may have a negative impact on our cash flow.
Any restrictions on our ability to sell our products and solutions due to expected or alleged infringements of third party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into royalty or licensing agreements. If royalty or licensing agreements were not available or available on commercially acceptable terms, we could be precluded from making and selling the affected products and solutions or could face increased licensing costs. As new features are added to our products and solutions, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results. See “Item 4.B Business Overview—Patents and Licenses” for a more detailed discussion of our intellectual property activities.
Our products and solutions include numerous new Nokia patented, standardized, or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our results of operations
Our products and solutions include numerous new Nokia patented and other proprietary technologies on which we depend. Despite the steps that we have taken to protect our technology investment with intellectual property rights, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other intellectual property rights will be sufficiently broad to protect our technology. Third parties may illegally infringe our intellectual property relating to our non-licensable proprietary features or third parties may also infringe our intellectual property by ignoring their obligation to seek a license.
Any patents or other intellectual property rights that are granted to us may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for Nokia. Other companies may commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. Also, if any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from using such patent as a basis for product differentiation or from licensing the invalidated or limited portion of our intellectual property rights, or we could lose part or all of the leverage we have in terms of our own intellectual property rights portfolio. Even if such a patent challenge is not successful, it could be expensive and time-consuming, divert management attention from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in R&D, which may have a negative effect on our results of operations. See “Item 4.B Business Overview—Patents and Licenses” for a more detailed discussion of our intellectual property activities.
Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers’ quality, safety, security and other requirements and are delivered on time.
Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve manufacturing efficiency and flexibility. We may experience difficulties in adapting our supply to meet the demand for our products, ramping up or down production at our facilities as needed, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, managing the increasingly complex manufacturing process for our high-end products, particularly the software for these high-end products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. Such difficulties may have a material adverse effect on our business and results of operations and may result from, among other things, delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Also, a failure or an interruption could occur at any stage of our product creation, manufacturing and delivery processes, resulting in our products and solutions not meeting our and our customers’ quality, safety, security and other requirements, or being delivered late compared to our own estimates or customer requirements, which could have a material adverse effect on our business, our results of operations and reputation, and the value of the Nokia brand.
We depend on a limited number of suppliers for the timely delivery of components and sub-assemblies and for their compliance with our supplier requirements, such as our and our customers’ product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products and solutions successfully and on time.
Our manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components and sub-assemblies on a timely basis. In mobile devices, our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. Software includes various third-party software that enables various new features and applications to be added, like third-party e-mail, into our products. In networks business, components and sub-assemblies sourced and manufactured by third-party suppliers include Nokia-specific integrated circuits and radio frequency components; servers; sub-assemblies such as printed wire board assemblies, filters, combiners and power units; and cabinets.
In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and solutions on a timely basis. Moreover, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ product quality, safety, security and other standards, and consequently some of our products may be unacceptable to us and our customers, or may fail to meet our own quality controls. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties. Any of these events could delay our successful delivery of products and solutions that meet our and our customers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and our results of operations. Also, our reputation and brand value may be materially adversely affected due to real or merely alleged failures in our products and solutions. See “Item 4.B Business Overview—Production” for a more detailed discussion about our production activities.
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
Our sales derived from, and assets located in, emerging market countries may be materially adversely affected by economic, regulatory and political developments in those countries or by other countries imposing regulations against imports to such countries. As sales from these countries represent a significant portion of our total sales, economic or political turmoil in these countries could materially adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to other risks and uncertainties.
We generate sales from and have manufacturing facilities located in various emerging market countries. Sales from these countries represent a significant portion of our total sales and these countries represent a significant portion of the expected industry growth. Accordingly, economic or political turmoil in these countries could materially adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. See Note 2 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

We are developing a number of our new products and solutions together with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or in a timely way and this could have a material adverse effect on our sales and profitability.
We invite the providers of technology, components or software to work with us to develop technologies or new products and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Although the objective of these arrangements is a mutually beneficial outcome for each party, our ability to introduce new products and solutions that meet our and our customers’ quality, safety, security and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: the arrangements with the companies that work with us do not develop as expected; the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties’ intellectual property rights in a way that we cannot foresee or prevent; the technologies, products or solutions supplied by the companies that work with us do not meet the required quality, safety, security and other standards or customer needs; our own quality controls fail; or the financial condition of the companies that work with us deteriorates.
Our operations rely on complex and highly centralized information technology systems and networks. If any system or network disruption occurs, this reliance could have a material adverse impact on our business and results of operations.
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
All information technology systems are potentially vulnerable to damage or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, an outage in a telecommunications network utilized by any of our information technology systems, attack by a virus or other event that leads to an unanticipated interruption of our information technology systems or networks could have a material adverse effect on our business and results of operations.
Our sales, costs and results are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies.
We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. Our sales and results may be materially affected by exchange rate fluctuations. Similarly, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro. For more information, see “Item 5.A Operating Results—Certain Other Factors—United States Dollar,” “Item 5.A Operating Results—Results of Operations—Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
Providing customer financing or extending payment terms to customers can be a competitive requirement and could adversely and materially affect our results of operations, financial condition and cash flow.
Customers in some markets sometimes require their suppliers, including us, to arrange or provide financing in order to obtain sales or business. Moreover, they may require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. Defaults under these financings have occurred in the past and may also occur in the future.
Customer financing continues to be requested by some operators in some markets, but to a considerably lesser extent and with considerably lower importance than in the late 1990s and early 2000s. As a strategic market requirement, we plan to continue to arrange and facilitate financing to our customers, and provide financing and extended payment terms to a small number of selected customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers. We cannot guarantee that we will be successful in providing needed financing to customers. Also, our ability to manage our total customer finance and trade credit exposure depends on a number of factors, including our capital structure, market conditions affecting our customers, the level of credit available to us and our ability to mitigate exposure on acceptable terms. We cannot guarantee that we will be successful in managing the challenges connected with the total customer financing and trade credit exposure that we may from time to time have. See “Item 4.B Business Overview—Networks,” “Item 5.B Liquidity and Capital Resources—Structured Finance,” and Notes 8 and 37(b) to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.
Allegations of possible health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could negatively affect our operations by leading consumers to reduce their use of mobile devices, or by leading regulatory bodies to set arbitrary use restrictions and exposure limits, or by causing us to allocate additional monetary and personnel resources to these issues.
There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by safety standards set by and recommendations of public health authorities, present no adverse effect on human health, we cannot be certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.
Over the past six years Nokia has been involved in several class action matters alleging that Nokia and other manufacturers and cellular service providers failed to properly warn consumers of alleged potential adverse health effects and failed to package headsets with every handset to reduce the potential for alleged adverse health effects. All but two of these cases have been withdrawn or dismissed. The remaining cases are before the US District Court for the District of Maryland in Baltimore, Maryland. Nokia and the other defendants have filed a Motion to Dismiss and a request to defer the issues in the case to the US Federal Communications Commission. In addition, Nokia and other mobile device manufacturers and cellular service providers have been named in five lawsuits by individual plaintiffs who allege that radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor. Those cases are before the District of Columbia courts.
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
See “Item 4.B Business Overview—Government Regulation” for a more detailed discussion about the impact of various regulations.
ITEM 4. INFORMATION ON THE COMPANY
4.A History and Development of the Company
Nokia is the world’s largest manufacturer of mobile devices and a leader in mobile networks. Nokia offers consumers a wide range of mobile devices, and increasingly we are providing consumers with experiences in music, navigation, video, TV, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for network operators, service providers and corporations.

For 2006, Nokia’s net sales totaled EUR 41.1 billion (USD 54.3 billion) and net profit was EUR 4.3 billion (USD 5.7 billion). At the end of 2006, we employed 68 483 people and had production facilities in nine countries, sales in more than 150 countries, and a global network of sales, customer service and other operational units.
History
During our 140 year history, Nokia has evolved from its origins in the paper industry to become a world leader in mobile communications. Today, approximately 850 million people from virtually every demographic segment of the population use Nokia mobile devices for communications, business and entertainment, and as luxury items.
The key milestones in our history are as follows:

•	In 1967, we took our current form as Nokia Corporation, a corporation under the laws of the Republic of Finland. This was the result of the merger of three Finnish companies: Nokia AB, a wood-pulp mill founded in 1865; Finnish Rubber Works Ltd, a manufacturer of rubber boots, tires and other rubber products founded in 1898; and Finnish Cable Works Ltd, a manufacturer of telephone and power cables founded in 1912.

•	Nokia entered the telecommunications equipment market in 1960, when an electronics department was established at Finnish Cable Works to concentrate on the production of radio-transmission equipment.

•	Regulatory and technological reforms have played a role in our success. Deregulation of the European telecommunications industries since the late 1980s has stimulated competition and boosted customer demand.

•	In 1982, we introduced the first fully-digital local telephone exchange in Europe, and in that same year we introduced the world’s first car phone for the Nordic Mobile Telephone analogue standard.

•	The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity in addition to high-quality sound, was followed by the European resolution in 1987 to adopt GSM as the European digital standard by July 1, 1991.

•	The first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja in 1991, and in the same year Nokia won contracts to supply GSM networks in other European countries.

•	In the early 1990s, we made a strategic decision to make telecommunications our core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computer, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested during the period from 1989 to 1996. As a result, our organization evolved to consist of two main business groups, Nokia Mobile Phones and Nokia Networks.

•	Mobile communications evolved rapidly during the 1990s and early 2000s, creating new opportunities for devices in entertainment and enterprise use.

•	In January 2004, Nokia reorganized into four business groups—Mobile Phones, Multimedia, Enterprise Solutions and Networks—to further align the company’s overall structure with its strategy; to better position each business group to meet the specific needs of new and increasingly diverse market segments; to increase Nokia’s operational efficiency; and to maintain economies of scale.

•	On June 19, 2006, Nokia and Siemens announced plans to combine Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks to form a new company called Nokia Siemens Networks, owned by Nokia and Siemens and consolidated by Nokia. The new company is expected to begin operations around the end of March 2007.

Organizational structure
In 2006, Nokia had four business groups: Mobile Phones, Multimedia, Enterprise Solutions and Networks, which are described in more detail below. Around the end of March 2007, our Networks business group is expected to become part of a new company, Nokia Siemens Networks, owned by Nokia and Siemens and consolidated by Nokia. Unless otherwise indicated, all references in this annual report on Form 20-F to “Networks” are to our Networks business group prior to the formation of Nokia Siemens Networks. For more information on Nokia Siemens Networks, see “Item 4.B Business Overview—Nokia Siemens Networks.”
Various horizontal groups support and service Nokia’s business groups. These horizontal groups are reported under common group functions.

•	Customer and Market Operations is responsible for sales and marketing, manufacturing and logistics, and sourcing and procurement for mobile devices from Mobile Phones, Multimedia and Enterprise Solutions.

•	Technology Platforms delivers leading technologies and platforms to Nokia’s business groups and external customers.

•	Various other Nokia-wide horizontal units drive and manage specific Nokia assets. These include Brand and Design, Developer Support, Research and Venturing, and Business Infrastructure.

•	Corporate Functions supports Nokia’s businesses with company-wide strategies and services.
For a breakdown of our net sales and other operating results by category of activity and geographical location, see Note 2 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.
Other
Nokia is not a capital-intensive company, but rather invests in research and development, marketing, and building the Nokia brand. We expect the amount of capital expenditure during 2007 to be approximately EUR 700 million, and to be funded from our cash flow from operations. This estimate for 2007 does not include the full impact of Nokia Siemens Networks. During 2006, Nokia’s capital expenditures totaled EUR 650 million, compared with EUR 607 million in 2005. For further information regarding capital expenditures see “Item 5.A Operating Results” and for a description of capital expenditures by business segment see Note 2 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.
Nokia maintains listings on four major securities exchanges. The principal trading markets for the shares are the Helsinki Stock Exchange, in the form of shares, and the New York Stock Exchange, in the form of American Depositary Shares, or ADSs. In addition, our shares are listed on the Frankfurt stock exchange, and Stockholm stock exchange in the form of Swedish Depository Receipts, or SDRs. In January 2007, Nokia announced that it has decided to apply for the delisting of Nokia SDRs from the Stockholm Stock Exchange and the estimated last day of trading of Nokia SDRs on the Stockholm Stock Exchange is June 1, 2007.
Nokia’s principal executive office is located at Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.
4.B Business Overview
Strategy
The strategy Nokia established in 2006 focuses on five key areas:

•	Create winning devices

•	Embrace consumer Internet services

•	Deliver enterprise solutions

•	Build scale in networks

•	Expand professional services
In addition, Nokia invests in and prioritizes three strategic assets:

•	Brand and design

•	Customer engagement and fulfillment

•	Technology and architecture
Mobile Devices
The mobile communications industry has evolved rapidly during the past 15 years. While today mobile devices are still used primarily for voice and text message communication, people increasingly also use them to take and send pictures, listen to music, record video, watch TV, play games, surf the Internet, check e-mail, manage their schedules, browse and create documents, and more. This trend – where mobile devices increasingly support the features of single-purposed product categories such as music players, cameras, pocketable computers and gaming consoles – is often referred to as digital convergence. Multifunctional mobile devices, which are often called converged devices, smartphones, or multimedia computers, typically feature computer-like and consumer electronics-like hardware and software.
A person’s choice of mobile device is influenced by a number of factors, including their purchasing power, brand awareness, technological prowess, fashion consciousness and lifestyle. The global market for mobile devices thus comprises many different consumer groups, which is why Nokia believes that in order to meet our customers’ needs we need to have a competitive product portfolio with devices that are preferred to those of our competitors. For Nokia, this means offering a broad and balanced range of commercially appealing mobile devices with attractive aesthetics, design, features and functionality for all major consumer segments and price points. This is supported by the Nokia brand, and the Nokia Nseries, the Nokia Eseries and Vertu sub-brands, as well as the quality of our products and our competitive cost structure.
Today, Nokia’s mobile devices are produced by our Mobile Phones and Multimedia business groups, as well as the Mobile Devices unit of our Enterprise Solutions business group. Nokia devices are primarily based on the GSM/EDGE, 3G/WCDMA and CDMA global cellular standards, and also increasingly feature non-cellular, near-range technologies such as Bluetooth and WLAN. In 2006, we announced a total of 49 new mobile devices.
The total mobile device volume of Nokia during 2006 was 347 million units, representing growth of 31% compared with 2005. Based on an estimated global market volume for mobile devices of 978 million units for 2006, our estimated global market share was 36% for 2006, compared with an estimated 33% for 2005. This further strengthens Nokia’s leadership of the global device market – a position the company has held since 1998.
In 2006, Nokia shipped a total of 39 million converged devices, approximately 140 million devices with an integrated digital camera, and close to 70 million music enabled devices. This makes us the leader in the converged device segment and the world’s largest manufacturer of cameras and digital music players.
Mobile Phones
Mobile Phones connects people by providing expanding mobile voice and data capabilities across a wide range of mobile devices. We primarily target high-volume sales of mainstream mobile devices where we believe that design, brand, ease of use and price are our customers’ most important considerations. Increasingly, our products include new features with mass market appeal, such as megapixel cameras and music players. We currently offer mobile phones and devices based on GSM/EDGE, 3G/WCDMA and CDMA.
Mobile Phones has five business units: Broad Appeal, Lifestyle Products, Entry, CDMA and Vertu.
Broad Appeal focuses on the Nokia 6000 family of mid-range products where the balance between price, functionality and style is key. The vast majority of the mobile device models in Nokia’s portfolio fall into this category. Broad Appeal devices typically have mainstream features, including for example megapixel cameras, music players and advanced messaging capabilities. Highlights from 2006 include:

•	The formation in the fourth quarter of a Nokia research and development unit in San Diego, USA, dedicated to the North American market, with a specific focus on Broad Appeal products.

•	Announcement and first shipments of Nokia’s first Universal Mobile Access, or UMA, products, the Nokia 6136 and Nokia 6086.

•	The strengthening of Mobile Phones mid-range offering with the announcement and first shipments of several GSM quadband (850/900/1800/1900) models, such as the Nokia 6125, Nokia 6131 and Nokia 6133.

•	The strengthening of Mobile Phones WCDMA offering with the announcement and first shipments of the Nokia 6151 and Nokia 6288; the first shipments of the Nokia 6233 and Nokia 6234; and the announcement of the Nokia 6290.

•	Announcement of the thin and stylish Nokia 6300.
Lifestyle Products concentrates on top-end devices for consumers who value higher-quality materials, design and features. These devices, which are in the Nokia 8000, 7000, 5000 and 3000 product families, are targeted at specified fashion, sports and music driven consumer segments. Highlights from 2006 include:

•	The refreshment of the look and feel of the popular Nokia 8800 with the announcement and first shipments of the Nokia 8800 Sirocco Edition, featuring a sliding stainless steel case.

•	Announcement and first shipments of the “L’Amour II” collection of fashion-inspired mobile phones, in three different form factors and two distinct color schemes, including Nokia’s first fashion 3G phone.

•	The expansion of Nokia’s range of music-optimized devices with the announcement and first shipments of the Nokia 5300 XpressMusic, Nokia 5200 and Nokia 3250 XpressMusic.

•	A new edition to Nokia’s “active” product offering with the announcement and first shipments of the Nokia 5500 Sport, a smartphone with a sleek, sporty design and athletic lifestyle appeal.
Entry addresses markets where we believe there is potential for growth and where mobile penetration levels are relatively low. Our aim is to provide affordable mobile phones while cooperating with local mobile operators to offer solutions designed for a low total cost of ownership. Entry devices, which are in the Nokia 1000 and 2000 product families, have voice capability, basic messaging and calendar features, and increasingly color displays and radios. Highlights from 2006 include the following products targeted at different low-end price points:

•	The refreshment of the popular Nokia 1100 series with the announcement and first shipments of the Nokia 1110i and Nokia 1112 black and white display models.

•	Announcement and first shipments of the Nokia 2310, Nokia 2610 and Nokia 2626 color display models, widening Nokia’s color screen product offering for entry users.
CDMA supports operators that use CDMA technology, mainly in the United States, Venezuela, Brazil, India, Indonesia and China. In 2006, CDMA industry device volumes represented approximately 16% of total industry device volumes.

In early 2006, Nokia and SANYO conducted negotiations to form a new jointly-owned CDMA mobile device company, but in June 2006 the parties announced that they had concluded it was more beneficial to pursue other options individually for their CDMA handset businesses. Working together with co-development partners, Nokia now intends to selectively participate in key CDMA markets, with a special focus on North America, China and India. Accordingly, Nokia is ramping down its CDMA research, development and production, which will cease by April 2007.
Vertu focuses on establishing a luxury mobile phone category with handcrafted, luxury communications products. Vertu handsets are sold at more than 350 points of sales in over 40 countries. Recent announcements include:

•	Vertu’s third collection, Constellation, available in 18 carat yellow gold or stainless steel, and with a variety of leather trims and bezel finishes.

•	The third limited edition in the Ascent Collection, celebrating the legendary racetracks of the world, and a Collectors’ limited edition box set featuring all six limited edition handsets in a specially designed carbon fiber and titanium box.

•	The 2006 Signature Diamond Collection, including a limited edition handset in collaboration with French jeweler Boucheron.
Multimedia
Multimedia gives people the ability to create, access, experience and share multimedia in the form of advanced mobile multimedia computers and applications with connectivity over multiple technology standards. Multimedia aims to take advantage of digital convergence by capturing value from traditional single-purposed product categories – including music players, cameras, pocketable computers and gaming consoles – by bringing the functionalities of these devices into our devices. An integral part of our strategy is for our multimedia computers to be the devices of choice for people participating in the Web 2.0 phenomenon, where people can create and share their experiences through online communities.
In 2006, we continued to build the Nokia Nseries sub-brand and multimedia computer category by bringing new products and applications to the market. Nokia Nseries multimedia computers offer consumers the ability to record video and still pictures, print-quality images, watch TV, listen to music, access the web and e-mail, and make phone calls. In addition to supporting 3G/WCDMA connectivity, certain Nokia Nseries multimedia computers also feature non-cellular connectivity, including WLAN, FM radio, Digital Video Broadcasting-Handheld (DVB-H), and Bluetooth.
In 2006, Multimedia also continued sales of pre-Nokia Nseries multipurpose mobile devices, such as the Nokia 7610 and Nokia 6600.
Multimedia highlights from 2006 include:

•	In the third quarter, we announced the acquisitions of Loudeye, a global leader in digital music platforms and digital media distribution services, and gate5, a leading supplier of mapping, routing and navigation software and services. The acquisitions, both of which were completed during the fourth quarter 2006, are intended to accelerate the development of Nokia’s music and location-based experiences for consumers.

•	Strong consumer demand for Nokia Nseries multimedia computers, including the Nokia N70, Nokia N72 and Nokia N73.

•	Shipments from the third quarter of the Nokia N93, the first Nokia device featuring optical zoom and DVD-like quality video recording.

•	The announcement of the Nokia N95, featuring support for high-speed mobile connectivity over HSDPA and WLAN and a Global Positioning System with the Maps application.

•	Shipments from the second quarter of the Nokia N91, featuring a 4GB hard disk and WLAN connectivity.

•	Shipments from the fourth quarter of the Nokia N92, featuring an integrated DVB-H receiver that enables broadcast TV services on a mobile device.

•	In the third quarter, we launched the Nokia podcasting application, which enables people to discover and download Internet-based podcasts directly to their Nokia Nseries multimedia computer. We also launched Music Recommenders, an online music community, in the fourth quarter 2006.
Multimedia has two main entities responsible for the development of its products and related experiences: Multimedia Computers and Multimedia Experiences. In addition, Multimedia has one business program, Convergence Products.
Multimedia Computers focuses on managing, delivering and expanding the Nokia Nseries multimedia computer portfolio, as well as developing accessory products and car communications solutions.
Multimedia Experiences develops multimedia applications and solutions in the following areas:

•	Imaging: We are developing photo and video applications for Nokia Nseries multimedia computers that allow easy capturing, editing, printing, sharing and storing of photos and video.

•	Music: We are developing music applications and features that allow people to discover, purchase, enjoy and manage music on their Nokia Nseries devices and on personal computers.

•	Internet and computing: We are developing applications for Nokia Nseries multimedia computers in the areas of Internet services, software additions and personal organizers.

•	TV and video: We are developing applications for the DVB-H standard, as well as applications that allow easy downloading and streaming of Internet-based video.

•	Games: We are developing the N-Gage platform and N-Gage Arena gaming community, as well as the Nokia SNAP mobile gaming platform, to support a broader population of Java-based mobile phones. During 2007 we plan to expand the N-Gage multiplayer platform to various Nokia S60 based devices.

•	Navigation and search: We are developing search, maps and other location-based applications.
Convergence Products develops and drives technologies and products based on Internet Protocol (IP) applications and multiradio connectivity. Sales of the first device from this program, the Nokia 770 Internet Tablet, continued in 2006. Based on the open source Linux operating system, the Nokia 770 is a non-cellular device optimized for Internet communications. Key applications include Internet browsing and e-mail. In January 2007, Nokia launched the second product from this program, the Nokia N800 Internet Tablet.
Enterprise Solutions
Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services. Our aim is to provide connectivity to our customers regardless of their choice of mobile device or IT system. Enterprise Solutions collaborates with a range of companies to provide fixed IP network security, mobilize corporate e-mail and other IT systems, and extend corporate telephone systems to Nokia’s mobile devices.
Enterprise Solutions highlights from 2006 include:

•	Nokia Eseries first shipments – Nokia E60, Nokia E61, Nokia E70, Nokia E50 and Nokia E62 – a range of devices designed for business users and the IT organizations that support them. The devices differ in terms of physical design and features, and use a single software platform that can be integrated with different applications and corporate solutions.

•	In February, Nokia acquired Intellisync Corporation (“Intellisync”), which has become an integral part of the Mobility Solutions unit within Enterprise Solutions. During the year we further developed the Intellisync device management software offering, which enables operators to provide mobile device management services to enterprise customers, and allows companies to self-manage their mobile devices.

•	Announcement of collaboration on business telephony with Alcatel. The Intellisync Call Connect solution from Nokia integrates the Nokia Eseries devices with the Alcatel OmniPCX telephone switch.

•	Announcement of plans to offer Sourcefire’s Intrusion Prevention System in Nokia’s portfolio of high-performance IP Security Platforms.

•	The launch of a global Nokia for Business channel program to enable sales of Nokia products and solutions through complementary Value Added Reseller, or VAR, systems integrator, and distributor channels.

•	First shipments of new security appliances for the firewall market, the IP390 and IP560.

Enterprise Solutions has four business units: Mobile Devices; Mobility Solutions; Security and Mobile Connectivity; and Sales, Marketing and Services.
Mobile Devices

•	Produces mobile devices specifically for business use that address companies’ security, manageability, cost and ease-of-use concerns.

•	Our product portfolio contains devices with both cellular connectivity, such as GSM and 3G/WCDMA, and non-cellular connectivity, such as WLAN.

•	Our mobile devices support network connectivity, personal information management and e-mail access, connectivity to IT infrastructures, device management, and security solutions.

•	Current products include the Nokia E50, Nokia E60, Nokia E61, Nokia E62, Nokia E65 and Nokia E70, as well as the Nokia 9300, Nokia 9300i, and the Nokia 9500 Communicator.
Mobility Solutions

•	Develops software solutions for mobile e-mail, business telephony, device management and other mobile data services.

•	Under the Intellisync brand name, we deliver wireless e-mail and other applications over an array of devices and application platforms across carrier networks.

•	We also work with external vendors such as Good (acquired by Motorola in January 2007), IBM, Microsoft, Research in Motion, Seven and Visto to make Nokia’s mobile devices compatible with their solutions.

•	We work with leading vendors like Avaya, Alcatel and Cisco to connect our mobile devices to corporate fixed line telephone networks, or PBXs, over cellular and WLAN technologies.
Security and Mobile Connectivity

•	Offers a broad range of application and secure connectivity offerings designed to help companies grant their employees access to corporate information, and establish secure remote connections between their corporate network, their offices and their employees’ mobile devices and computers.

•	Offerings consist primarily of firewall gateways and software-based tools that operate with both Nokia and non-Nokia devices, as well as with other existing IT infrastructures.

•	Nokia’s security appliances run software from Checkpoint Corporation and SourceFire. Nokia and Checkpoint have common distributors, integrators and Value Added Resellers, or VARs, that integrate Nokia gateways with Checkpoint software for customers. Nokia also provides end user and reseller support for these security products.
Sales, Marketing and Services

•	Sales to corporate customers, the management of relationships with IT distributors, systems integrator and VARs, as well as specialized sales resources for selling Enterprise Solutions products to operator customers.

•	Management of the services business, which includes support services for corporate customers and resellers, as well as professional services to help corporate customers with more complex mobility solutions.
Networks
This section describes our Networks business group through 2006. Around the end of March 2007, we expect that our networks business will be conducted through Nokia Siemens Networks, a new company owned by Nokia and Siemens and consolidated by Nokia.
Networks provides network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers. We focus on the GSM family of radio technologies and aim at leadership in GSM, EDGE and WCDMA/HSPA networks; core networks with increasing IP and multi-access capabilities; and professional services. Networks is also developing mobile WiMAX solutions.
At the end of 2006, Networks had more than 150 customers in over 60 countries, with our systems serving in excess of 400 million subscribers. Networks highlights from 2006 include:

•	A EUR 580 million GSM/GPRS network expansion frame agreement with China Mobile.

•	A contract to deploy 3G/WCDMA for T-Mobile in the United States.

•	Major managed services contracts:

–	A USD 400 million network expansion and managed services contract with Bharti Airtel in India.
–	A USD 230 million managed services deal with Vodafone Australia.
–	A 5-year managed services deal with Hutchison Essar Limited in India.

•	The first public references for Nokia’s innovative Flexi WCDMA Base Station were announced with TIM Hellas Greece, Telkomsel Indonesia, Vivatel Bulgaria, Taiwan Mobile, Ukrtelecom in Ukraine, Wind Italy, Indosat Indonesia and T-Mobile USA.

•	The unveiling of the Nokia Flexi WiMAX Base Station and the Flexi EDGE Base Station.

•	Expansion of Nokia’s global footprint for HSDPA, with a cumulative total of more than 40 customers by the end of 2006.

•	Vodafone Group’s selection of Nokia as a preferred supplier of IP Multimedia Subsystem, or IMS, to Vodafone affiliates worldwide.

•	A USD 150 million contract with Canada’s TELUS to deploy a next-generation IP broadband access network.

•	Nokia reached the 100th mobile softswitch customer milestone following a deal with SFR France.
Networks has three business units: Radio Networks, Core Networks, and Services. These are supported by Networks Customer and Market Operations and Delivery Operations.
Radio Networks develops GSM, EDGE and 3G/ WCDMA/ HSPA radio access networks and cellular transmission for operators and network providers. It also supports wireless broadband technologies such as WiMAX. The main products offered by Radio Networks are base stations, base station controllers and cellular transmission equipment. As data speeds evolve, these products are increasingly used for data traffic in addition to traditional wireless voice traffic.
Core Networks develops core network solutions for mobile and fixed operators. The main products are switches and different kinds of network servers. Nokia’s circuit-switched network solutions are aimed at helping operators to reduce the cost of providing voice minutes to subscribers. Nokia’s new packet-switched core network solutions bring new functionality to the networks and are designed to enable operators to more efficiently offer advanced services such as Voice over IP, or VoIP calls, video sharing, Unlicensed Mobile Access, or UMA, Presence, and other IP-based services. Many of Nokia’s core network products can be used in both fixed and mobile networks.
Services offers operators a broad range of services, from network planning, implementation, managed services and operations outsourcing, to network optimization, care, consulting and systems integration. Our managed services business, where we run all or part of an operator’s network, has become an increasingly important part of our services business. By improving and automating operators’ processes, our tools and services are designed to assist them in achieving a higher quality of service with lower operating and capital expenditures.
Networks Customer and Market Operations deals with operator customers and is responsible for sales and marketing as well as for overall customer relationships. The Networks business group, which has organized its customer business teams on a regional basis, works in close cooperation with other Nokia businesses in addressing operator customers. Each of our active operator customers is supported by a dedicated Nokia account team. In addition, we have customer executive teams with Nokia Group Executive Board members as the customer executives for the largest global operators.
Delivery Operations is responsible for the sourcing, manufacturing and distribution of network products, in addition to network delivery and services.
Nokia Siemens Networks
In June 2006, Nokia and Siemens AG (“Siemens”) announced plans to form Nokia Siemens Networks that will combine Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks in a new company owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. The new company is expected to have a world-class fixed-mobile convergence capability, a complementary global base of customers, a deep presence in both developed and emerging markets, and one of the industry’s largest and most experienced service organizations.
Based on the 2005 calendar year, the combined company had EUR 15.8 billion in pro forma annual revenues and is expected to start operations with approximately 60 000 employees. Cost synergies are estimated at approximately EUR 1.5 billion annually by 2010 and are expected to come primarily from the elimination of overlapping functions, consolidation and better utilization of sales and marketing organizations, reduction of overhead costs, sourcing benefits, and greater efficiencies in R&D. Headcount reductions of approximately 10-15% are expected over the next four years, but only after Nokia Siemens Networks has begun operations and the appropriate consultations are completed according to applicable labor law requirements.
Nokia Siemens Networks’ operational headquarters will be in Espoo, Finland, where two of the new company’s six business units are based, and the company will have a regional presence in Munich, Germany where the other four business units are based. The business units are: Radio Access, Broadband Access, Service Core and Applications, IP Networking and Transport, Operating Support Systems, and Services. Nokia Siemens Networks’ Customer and Market Operations will supervise the new company’s regional teams; manage the overall customer relationship; take responsibility for all services projects and the company’s services portfolio; manage sales of solutions and the creation of new solutions; and manage the company’s image, branding and positioning. Nokia Siemens Networks will have a close alliance with Nokia’s mobile device business with respect to product and service offerings as well as customer interface, in which the companies will, for example, execute a joint key customer program. Nokia and Siemens will contribute certain intellectual property owned by each of them to Nokia Siemens Networks. Any of Nokia’s or Siemens’ retained IP which is also needed by Nokia Siemens Networks will be licensed to it, including the names “Nokia” and “Siemens”.
Nokia and Siemens will provide a EUR 1.0 billion subordinated credit facility to Nokia Siemens Networks, with the commitment to be split equally, in the form of a three-year multi-drawn down cash advance non-revolving facility at a commercial rate of interest. The Board of Directors of Nokia Siemens Networks will be comprised of seven directors, four appointed by Nokia and three by Siemens. Nokia will appoint the CEO of Nokia Siemens Networks.
Nokia Siemens Networks is expected to start its operations around the end of March, 2007 subject to the satisfaction or waiver of the conditions to the merger, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and the agreement of a number of detailed implementation steps.
See “Item 3.D Risk Factors— Currently expected benefits and synergies from forming Nokia Siemens Networks may not be achieved to the extent or within the time period that is currently anticipated. We may also encounter costs and difficulties in integrating our networks operations, personnel and supporting activities and those of Siemens, which could reduce or delay the realization of anticipated net sales, cost savings and operational benefits.” See also “Item 3.D Risk Factors— The Siemens carrier-related operations to be transferred to Nokia Siemens Networks are the subject of various ongoing prosecutorial investigations related to whether certain transactions and payments arranged by some current or former employees of those operations violated applicable laws. As a result of those investigations, government authorities and others could take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could have a material adverse affect on Nokia Siemens Networks and our business, results of operations, financial condition and reputation.”
Sales and Marketing
In 2006, Nokia’s sales and marketing expenditure was EUR 3.3 billion, representing 8.1% of net sales.
Sales
The Customer and Market Operations horizontal group is responsible for the sales of Nokia’s mobile devices from the Mobile Phones, Multimedia and Enterprise Solutions business groups. Most of our mobile device business derives from sales to operators, distributors, independent retailers, corporate customers and end-users. However, the percentage of the total device volume from each channel varies by region. In the Asia-Pacific area, distributors and retailers account for more than half of the total device volume. In China, mobile devices are sold almost solely through the retail channel. In Europe and the Middle East & Africa, sales are split approximately equally between operators and the other channels. In Latin America and North America, operator sales represent the major percentage of our sales.
Each of our active operator and distributor customers is supported by a dedicated Nokia account team. In addition, we have customer executive teams with Nokia Group Executive Board members as the customer executives for the largest global operators, covering both our mobile device and networks businesses.
We also have specialized sales channels for certain business groups in order to reach customers in segments where we are introducing mobility. Each of these channels is specific to, and managed by, an individual business group. For example, Enterprise Solutions manages sales of its products and solutions to certain resellers or systems integrators who contribute value, such as consulting services or additional software, before distribution.

Networks sales channels mainly comprise dedicated account management teams for operator customers. The account management teams design solutions and suggest products based on received and anticipated operator requirements. In addition to the sales and marketing done within customer teams, Networks uses customer and industry events, exhibitions, and an established interactive electronic channel to promote sales of its infrastructure and related services.
As we are a global company and have sales in most countries of the world, in 2006 we also had sales to customers in Iran, Libya, Sudan and Syria. In 2006, we sold mobile devices and accessories to customers in Iran, Libya, Sudan and Syria. In addition, we sold network equipment to a customer in Iran. In 2004, we also signed a network sales contract with a customer in Libya, but that contract had not resulted in any sales by the end of 2006. Our aggregate sales to customers in Iran, Libya, Sudan and Syria in 2006 accounted for approximately 1% of our total revenue, or EUR 402 million. Iran and, to a lesser extent Syria, are subject to US economic sanctions that are primarily designed to implement US foreign policy. The US government has designated Iran, Syria and Sudan as “state sponsors of terrorism.”
Marketing
The Business Week and Interbrand annual rating of 2006 Best Global Brands positioned Nokia as the sixth most valued brand in the world.
We continued to refresh our brand image in 2006 through a combination of efforts in design, a broader product portfolio, and ongoing investment in marketing communication. We also continued to build on our brand’s strategic direction, launching a series of marketing initiatives aimed at solidifying the consumer experience:

•	We introduced a renewed category model to drive product segmentation and encourage a fundamental change in the way trade customers and consumers choose and buy our devices – shifting from a product focus to an experience focus. We are now marketing our devices around four different categories – Live, Connect, Achieve and Explore – with the aim of addressing a specific set of customer needs and making it easier for consumers to choose a device aligned with their lifestyle.

•	We continued with our roll-out of Nokia Flagship stores to improve the consumer retail experience, opening stores in Chicago, Helsinki, Hong Kong, Mexico City and New York during 2006.

•	We renewed the Nokia website to ensure that our online digital presence continues to support our consumer relationship management strategy. Our website records millions of visitors annually and we believe a world-class online presence plays a key role in our customer retention efforts.
Production
Nokia operated 15 manufacturing facilities in nine countries around the world as of December 31, 2006, for the production of mobile devices and network infrastructure. The Customer and Market Operations horizontal group is responsible for the production of Nokia mobile devices, while the Networks business group is responsible for the production of network infrastructure.
Our principal supply requirements are for electronic components, mechanical components and software.
Mobile Devices
The Customer and Market Operations horizontal group is responsible for production and logistics for the device businesses of Mobile Phones, Multimedia and Enterprise Solutions, including management of the mobile device factories. The Customer and Market Operations horizontal group is also responsible for process development in the demand-supply network, including Enterprise Solutions’

network security infrastructure business. We consider our mobile device manufacturing and logistics to be a core competence and competitive advantage.
Our Customer and Market Operations horizontal group currently operates ten mobile device manufacturing plants in nine countries. Our Mexican and Brazilian plants primarily supply the North and South American markets; our three European plants, located in Finland, Germany and Hungary, principally supply Europe, the Middle East and Africa; and our two plants in China, our plant in India and our plant in South Korea principally supply the Asia-Pacific market. In addition, we have a manufacturing plant in the United Kingdom serving Vertu.
Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. During 2006, outsourcing covered on average approximately 26% of our manufacturing volume of mobile device engines.
In the past several years, we have made significant capital investments in order to provide the capacity required to meet demand growth. Each of our plants employs state-of-the-art technology and is highly automated. Although our plants generally manufacture for the cellular standards of local geographic markets, each plant is capable of providing mobile devices for most of the world’s major standards. As a result, we believe we are able to respond rapidly to the needs of different geographic markets and to take advantage of the flexibility of a global manufacturing network. In 2006, we were able to ramp up our production considerably in order to meet the strongly increased global demand for mobile devices.
In line with industry practice, we source a large proportion of components for our mobile devices from a global network of suppliers. These components include electronic components, such as integrated circuits, microprocessors, memory devices, cameras, displays, batteries and chargers; and mechanical components, such as covers, connectors, key mats and antennas. Our products also incorporate software provided by third parties. We and our contract manufacturers assemble components and activate devices with our own and third party software. Final assembly typically takes place only for firm customer orders. Certain of the components we source may experience some price volatility from time to time. Management believes that our business relationships with our suppliers are stable, and they typically involve a high degree of cooperation in research and development, product design and manufacturing. See “Item 3.D Risk Factors—We depend on a limited number of suppliers for the timely delivery of components and sub-assemblies and for their compliance with our supplier requirements, such as our and our customers’ product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products and solutions successfully and on time.”
Overall, we aim to manage our inventories to ensure that production meets demand for our products, while minimizing inventory-carrying costs. The inventory level we maintain is a function of a number of factors, including estimates of demand for each product category, product price levels, the availability of raw materials, supply-chain integration with suppliers, and the rate of technological change. From time to time, our inventory levels may differ from actual requirements. See “Item 3.D Risk Factors—Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers’ quality, safety, security and other requirements and are delivered on time.”
Networks
At December 31, 2006, the Networks business group had production at six plants: three in Finland, two in China and one in India. In line with our strategy to invest resources in key areas to improve efficiency, in our networks business some product support activities and over 50% of the whole production is outsourced.
Nokia generally prefers to have multiple sources for its components, but Networks sources some components for its telecommunications systems from a single or a small number of selected suppliers. As is the case with suppliers to our other business groups, management believes that these business relationships are stable and typically involve a high degree of cooperation in research and development, product design and manufacturing. This is necessary in order to ensure optimal product interoperability. See “Item 3.D Risk Factors—We depend on a limited number of suppliers for the timely delivery of components and sub-assemblies and for their compliance with our supplier requirements, such as our and our customers’ product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products and solutions successfully and on time.”
Some components and sub-assemblies for Networks products, including Nokia-specific integrated circuits and radio frequency components; servers; sub-assemblies such as printed wire board assemblies, filters, combiners and power units; and cabinets, are sourced and manufactured by third party suppliers. We then assemble components and sub-assemblies into final products and solutions. Our strategy is to focus on core competencies in our own operations and to work together with world-class companies outside our core areas. This strategy is designed to increase our competitiveness in the mobile infrastructure market by improving our flexibility and reaction speed. Consistent with industry practice, we manufacture our telecommunications systems on a contract-by-contract basis.
Technology, Research and Development
Nokia’s research and development takes place within Technology Platforms and the four business groups. Nokia’s technology strategy is also supported by the Nokia Research Center and other Nokia-wide horizontal units under the leadership of Nokia’s Chief Technology Officer.
Technology Platforms
Technology Platforms manages the delivery of leading technologies and platforms to Nokia’s business groups and external customers through a combination of research and development, close cooperation with leading technology vendors, and open source software communities. The technology development Nokia does on its own is focused on two major areas: chipset platforms and software platforms.
In chipsets, Technology Platforms ensures the cost effective implementation of common modules across all Nokia business groups and the creation of intellectual property rights. Technology Platforms’ work encompasses multiradio technologies such as GSM, EDGE, CDMA, WCDMA, LTE, WiMAX, WLAN, Bluetooth, NFC and mobile DVB-H.
A second area of focus for Technology Platforms is the development of software. This encompasses both the software platforms that enable the implementation of the aforementioned multiradio technologies, as well as the application software visible to the end user that enables a consistent user experience across all Nokia devices. Nokia’s application software is publicly branded as S60, the market-leading smartphone software platform that Nokia uses in its own devices and also licenses to other mobile device manufacturers.
In order to ensure early access to state-of-the-art technologies in areas where Nokia does not do its own research and development, Technology Platforms puts a significant amount of effort into technology management. This covers electronic components, mechanical components and software.
Nokia sees open source development as a way to extend its research and development and foster innovation, and thus works with the open source community on several projects. These include the open source browser for S60, Maemo, URIQA and Python for S60. In addition, Nokia participates in industry-wide open source projects, such as the Eclipse Foundation.
Technology Platforms also cooperates with leading industry players and alliances in creating, for example, standards-based interfaces, high performance mobile computing, and usability innovations.

Business Groups
Each of Nokia’s mobile device business groups takes into account its own customer needs in their product-focused research and development. They integrate into products and solutions technologies from their own research and development, from Technology Platforms and from external vendors.
The Networks business group’s research and development work focuses on GSM, EDGE and 3G/WCDMA radio technologies, wireless broadband technologies, circuit-switched and IP-based core networks, and network management. With these investments, Nokia aims to support the development of existing network infrastructure solutions as well as implement new solutions to support future end-user services. Further, we focus on creating open hardware and software architecture, which results in research and development costs being spread among industry players.
Our business groups seek to improve research and development efficiency and time to market by often basing their products on the same technologies and platforms. For example, Mobile Phones, Multimedia and Enterprise Solutions all develop devices based on the S60 software platform, on top of which they install applications specific to their business. Multimedia develops mobile music, imaging and video applications for S60, while the Enterprise Solutions business group offers a variety of e-mail solutions that run on the platform. In addition, all Nokia’s device business groups use a common chipset platform. This brings economies of scale and allows flexibility both in research and development, and in the management of demand and supply networks.
Nokia Research Center
Looking beyond the development of current products, platforms and technologies, Nokia’s corporate research center creates assets and competencies in technology areas that we believe will be vital to the company’s future success. The Research Center works closely with Nokia’s four business groups and Technology Platforms to develop, for example, leading-edge mobile and Internet technologies and services. Almost half of Nokia’s essential patents are generated by the Nokia Research Center, among them a new short-range, low-power radio technology called Wibree that was announced in 2006.
Our global network of relationships with universities and other industry research and development players expands the scope of our long-term technology development. Highlights from 2006 include the opening of the Nokia Research Center Cambridge in Massachusetts, in collaboration with the Massachusetts Institute of Technology; the establishment of a new Nokia Research Center site in Palo Alto, California; and a collaboration with Stanford University.
Design
Nokia takes a human approach to design, with the goal of creating stylish products that work just the way people like them to. This ethos is central to our design work and brand.
The company’s design process is influenced by the consumer and their behavior—how they want a mobile device to look, function and fit into their lifestyle. We focus on simplicity, sleek design and ease of use; relevance for specific consumers and local tastes; and creating compelling multimedia experiences.
Nokia has a multi-disciplinary design team of approximately 250 psychologists, researchers, anthropologists and technology specialists representing 25 different nationalities. They are based in China, Europe, Latin America, Japan, the USA and elsewhere. The team conducts in-depth research and analysis of consumer trends and behavior, as well as studies new technologies, materials, shapes and styles.
During 2006, Nokia made a number of changes at its design organization, including altering the organization’s structure, recruiting new design talent, and announcing the opening of new Nokia design studios.

Competition
Mobile Devices
Mobile device market participants compete mainly on the basis of the breadth and depth of their product portfolios, design, price, operational and manufacturing efficiency, technical performance, distribution, product features, quality, customer support and brand.
The markets for our products and solutions are intensely competitive. The competition continues to be intense from both our traditional competitors in the mobile communications industry as well as a number of new competitors. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than Nokia.
Historically, our principal competitors in mobile devices have been other mobile device companies such as BenQ-Siemens, LG, Motorola, Samsung and Sony Ericsson. Mobile network operators also offer mobile phones under their own brand, which may result in increasing competition from non-branded mobile device manufacturers.
However, we face new competition, particularly in our Multimedia and Enterprise Solutions business groups, where we compete with Internet-based products and services, consumer electronics manufacturers and business device and solution providers. Our historical competitors are now also expanding into the enterprise and multimedia areas. Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within products and solutions, we compete at the level of these layers rather than solely at the level of complete products and solutions. Examples of such layers include operating system and user interface software, chipsets, and application software. As a result of these developments, we face new competitors such as, but not limited to, Apple, Canon, Dell, HP, Microsoft, Palm, Research in Motion and Sony.
The industry is increasingly complex and challenging, and vendors need to master many elements in order to succeed. This is driving a continuing trend towards consolidation among industry participants. However, it is difficult to predict how the competitive landscape of the mobile device industry will develop in the future, as the parameters of competition are less firmly established than in mature, low-growth industries where the competitive landscape does not change greatly from year to year.
See “Item 3.D Risk Factors—Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.”
Infrastructure
In the network infrastructure business, our principal competitors include Lucent-Alcatel, Ericsson, Huawei, Motorola, NEC, Nortel, Siemens (until the formation of Nokia Siemens Networks) and ZTE. In 2006, the competitive environment began to change with the announcements of the merger of Alcatel and Lucent and the new company Nokia Siemens Networks. If realized, this significant consolidation will result in a market led by three global players followed by a number of smaller regional network infrastructure providers.
Consolidation has in part been driven by intense competition in the 2G and the 3G network infrastructure markets. In 2G, competition is driven by price, solutions that are able to offer low total cost of ownership, and the vendor’s ability to roll-out mobile networks in high-growth markets. In 3G, vendors compete on the basis of price and track record of network implementations, as well as in terms of which new technologies they plan to introduce and when.

Our consulting and systems integration business brings us into direct competition with traditional systems integrators and consulting companies such as IBM, HP, and Accenture, as well as a large number of local and regional systems integrators.
On the security infrastructure side of the Enterprise Solutions business, our principal competitors are Cisco and Juniper Networks. In software, Enterprise Solutions’ Intellisync mobile software offering competes with Visto, Good (acquired by Motorola in January 2007), RIM and Sybase subsidiary iAnywhere Solutions.
See “Item 3.D Risk Factors—Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.”
Seasonality
For information on the seasonality of our business, please see “Item 5.A Operating Results—Overview—Certain Other Factors—Seasonality.”
Patents and Licenses
A high level of investment in research and development and rapid technological development has meant that the role of Intellectual Property Rights, or IPR, in our industry has always been important. Digital convergence, multiradio solutions, alternative radio technologies, and differing business models combined with large volumes are further increasing the complexity and importance of IPR.
The detailed designs of our products are based primarily on our own research and development work and design efforts, and generally comply with all relevant and applicable public standards. We seek to safeguard our investments in technology through adequate intellectual property protection, including patents, design registrations, trade secrets, trademark registrations and copyrights. In addition to safeguarding our technology advantage, they protect the unique Nokia features, look and feel, and brand.
Nokia has built its IPR portfolio since the early 1990s, investing close to EUR 30 billion in research and development, and we now own more than 11 000 patent families. As a leading innovator in the wireless space, we have built what we believe to be one of the strongest and broadest patent portfolios in the industry, extending across all major cellular and mobile communications standards, data applications, user interface features and functions and many other areas. We receive royalties from certain handset and other vendors under our patent portfolio.
Nokia is a world leader in the development of the wireless technologies of GSM/EDGE, 3G/WCDMA, HSPA, OFDM, WiMax, LTE and TD-SCDMA, and we have a robust patent portfolio in all of those technology areas, as well as for CDMA2000. We believe our standards-related essential patent portfolio is one of the strongest in the industry. In GSM, Nokia has declared more than 250 GSM essential patents with a particular stronghold in codec technologies and in mobile packet data. Nokia’s major contribution to WCDMA development is demonstrated by approximately 350 essential patent declarations to date. The number of WCDMA essential patents is expected to increase further due to the rapid development of higher data rate technologies, an area where Nokia is a particularly strong contributor. Additionally, we have successfully expanded our patent portfolio beyond wireless to other areas like multimedia technologies and GPS. For example, in October 2006 we signed an agreement with Trimble, which gives us full access to their world class GPS patent portfolio for our own unrestricted use and for sub-licensing purposes in the wireless consumer product and service space.
Nokia is a holder of numerous essential patents for various mobile communications standards. An essential patent covers a feature or function that is incorporated into an open standard that all manufacturers are required to meet in order to comply with the standard. In accordance with the declarations we have made and the legal obligations created under the applicable rules of various standardization bodies, such as the European Telecommunication Standardization Institute (ETSI), we are committed to promoting open standards, and to offering and agreeing upon license terms for our essential patents on a fair, reasonable and non-discriminatory basis. We believe that a company should be compensated for its IPR based on the fundamentals of reasonable cumulative royalty terms and proportionality: proportionality in terms of the number of essential patents that a company contributes to a technology, and proportionality in terms of how important the technology is to the overall product. Nokia has agreed upon terms of several license agreements with other companies relating to both essential and other patents. Many of these agreements are cross license agreements with major telecommunications companies that cover broad product areas and provide Nokia with access to relevant technologies.
With the introduction of new mobile data and other evolving technologies, such as those enabling multimedia services, our products and solutions include increasingly complex technological solutions that incorporate a variety of patented standardized and proprietary technologies. A 3G/WCDMA mobile device, for example, may incorporate three times as many components, including substantially more complex software, as our 2G/GSM mobile devices. As the number of entrants in the market grows, as the Nokia product range becomes more diversified, and as the complexity of the technology increases, the possibility of alleged infringement and other intellectual property claims against us increases. As new features are added to our products and solutions, we are also agreeing upon licensing terms with a number of new companies in the field of new evolving technologies. We believe companies like Nokia with a strong IPR position, cumulative know-how and IPR expertise can have a competitive advantage in the converging industry, and in the increasingly competitive marketplace.
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
From time to time we are subject to patent infringement claims from third parties. We believe that, based on industry practice and applicable legal obligations, any necessary licenses or rights under patents that we may require can be agreed upon on terms that would not have a material adverse effect on our business, results of operations or financial condition. Nevertheless, in some situations, necessary licenses may not be available on acceptable commercial terms, if at all. The inability to obtain necessary licenses on agreed upon terms or other rights, or the need to engage in litigation, could have a material adverse effect on our business, results of operations and financial condition.
See “Item 3.D Risk Factors—We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop or otherwise acquire these complex technologies as required by the market, with full rights needed to use in our business, or to protect them, or to successfully commercialize such technologies as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business, our ability to meet our targets and our results of operations.” See also “Item 3.D Risk Factors—Our products and solutions include increasingly complex technologies some of which have been developed or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation, which could have a material adverse effect on our business and results of operations” and “Item 3.D Risk Factors—Our products and solutions include numerous new Nokia patented, standardized, or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our results of operations.”
Government Regulation
In the United States, our products and solutions are subject to a wide range of government regulations that might have a direct impact on our business, including but not limited to regulation related to product certification, spectrum management, network neutrality, competition, and environment. For example, it is in our interest that the Federal Communications Commission maintains a regulatory environment that ensures the continued growth of the wireless sector in the United States. In addition, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. We are in continuous dialogue with relevant United States agencies, regulators and the Congress through our experts, industry associations and our office in Washington, D.C.
EU regulation has in many areas a direct effect on the business of Nokia and our customers within the single market of the European Union. For example, in the telecommunications sector the EU has adopted a set of rules that harmonizes the EU Member States’ regulatory framework for electronic communication networks and services, and aims to encourage competition in the internal electronic communications markets. Also, other regulatory measures have been taken in recent years in order to address competitiveness, innovation, intellectual property rights, consumer protection and environmental policy issues relating to the sector. We are in a continuous dialogue with the EU institutions through our experts, industry associations and our office in Brussels.
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
Corporate Responsibility
During 2006, Nokia advanced its Corporate Responsibility efforts in response to feedback from our various stakeholders. Highlights include:
Environmental activities
In 2006, Nokia’s environmental strategy continued to focus on three important areas: materials, energy efficiency and product take-back.
In materials management, Nokia successfully completed its work on phasing out hazardous substances as required by the European Union’s RoHS directive (Restriction of Certain Hazardous Substances). Nokia had a fully RoHS compliant product offering in the EU well before the July 2006 phase-out deadline. Furthermore, Nokia aims that all its mobile devices will be EU RoHS compliant in 2007. In accordance with the precautionary principle, Nokia works on voluntary initiatives to find safer alternatives for some materials of concern, for example brominated flame retardants. A joint industry initative addressing this issue was agreed in September 2006 as a result of Nokia’s Integrated Product Policy (IPP) pilot with the EU Commission.
In 2006, Nokia developed a climate strategy covering all key areas that contribute to the indirect and direct CO2 emissions of Nokia products and operations. The strategy includes specific targets to improve the energy efficiency of Nokia products, operations, offices and sites, as well as an intention to set energy efficiency requirements for suppliers. Additionally, Nokia committed to green energy for 25% of its electricity needs globally.
Nokia continued its efforts to raise consumer awareness on the collection of used mobile devices for proper recycling. In addition to specific campaigns on the subject, Nokia works together with authorities, operators and peer companies in different parts of the world. Nokia is an active participant in the MPPI (Mobile Phones Partnership Initiative) under the Basel Convention, which in November 2006 came out with recommendations for guidelines on the end-of-life treatment and transboundary shipment of used mobile devices. The take-back and recycling of used mobile phones is also addressed in the initiatives agreed under the Nokia IPP pilot.
In June 2006, Nokia and WWF international renewed their partnership agreement for a further three years. The parties will work together in competence development and awareness building among Nokia employees globally, as well as on joint initiatives in agreed upon areas.
Community involvement
In cooperation with Grameen Bank, microfinance organizations, the United Nations, and local governments and entrepreneurs in Africa, Nokia has helped to create new small businesses and bring people affordable access to mobile telecommunications through our Village Phone initiative. Since 2003, this initiative has created thousands of new businesses in rural Africa. Our 2006 publication, Toward Universal Access, provides a roadmap for how multi-stakeholder cooperation can further efforts to provide rural communities with mobile communications.
Employees
In 2006, Nokia’s Global Employment Guidelines document has been further implemented and our local Human Resources organizations are working to ensure new local employment policies are in line with the global principles. The topics of the guidelines include basic principles related to compensation; working time and location; employee well-being; equal opportunities; confidentiality and privacy issues; guidance on external assignments; instructions for identifying conflicts of interest; and ways of ensuring efficient communications and recognition of freedom of association.
Code of Conduct
Nokia’s Code of Conduct, applicable to all Nokia employees, gives guidance in different business situations and helps to build and maintain trust. The Code defines boundaries between appropriate and inappropriate business behaviour. According to the Code, Nokia employees must not engage in activities that may lead to conflicts of interest, such as any agreement or understanding regarding gifts, hospitality, favors, benefits or bribes in exchange for gaining or maintaining business.
Following the decision to revise our Code of Conduct in 2005, we continued the roll out of a significant e-learning and communication campaign designed to bring the revised Code of Conduct to life for our people, as well as to make sure that everyone in the organization is committed to the Code and its messages. Currently, the Code of Conduct is available in 31 languages, with an enhanced focus directed towards our production sites, where e-learning activities are less readily available. By the end of 2006, almost 56 000, or more than 81%, of all Nokia employees, had completed the Code of Conduct e-learning.

4.C Organizational Structure
The following is a list of Nokia’s significant subsidiaries as of December 31, 2006.

		Nokia	Nokia
	Country of	Ownership	Voting
Company	Incorporation	Interest	Interest

Nokia Inc.	United States	100%	100%
Nokia GmbH	Germany	100%	100%
Nokia UK Limited	England & Wales	100%	100%
Nokia TMC Limited	South Korea	100%	100%
Nokia Telecommunications Ltd.	China	83.9%	83.9%
Nokia Finance International B.V.	The Netherlands	100%	100%
Nokia Komárom Kft	Hungary	100%	100%
Nokia do Brazil Technologia Ltda	Brazil	100%	100%
Nokia India Ltd	India	100%	100%
Nokia Italia S.p.A	Italy	100%	100%
4.D Property, Plants and Equipment
At December 31, 2006, Nokia operated 15 manufacturing facilities in nine countries around the world. None of these facilities is subject to a material encumbrance. The following is a list of their location, use and capacity.

Productive
Capacity, Net
Country	Location and Product	(m2)(1)

BRAZIL	Manaus (mobile devices)	10 973
CHINA	Beijing (mobile devices)	24 108
	Dongguan (mobile devices)	33 357
	Suzhou (base stations, cellular network transmission products)	7 243
	Beijing (home location registers, mobile switch centers, base station controllers)	2 118
FINLAND	Salo (mobile devices)	29 833
	Rusko (base stations)	13 288
	Espoo (switching systems, base station controllers, transcoders, radio access products)	9 744
	Limingantulli (plug-in units for both GSM and WCDMA base station product families)	4 587
GERMANY	Bochum (mobile devices)	34 332
HUNGARY	Komárom (mobile devices)	30 985
INDIA	Chennai (mobile devices, base station controllers)	23 770
MEXICO	Reynosa (mobile device batteries, mobile devices)	23 784
REPUBLIC OF KOREA	Masan (mobile devices)	34 468
UNITED KINGDOM	Fleet (mobile devices)	2 728

(1)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating Results
This section begins with an overview of the principal factors and trends affecting our results of operations. The overview is followed by a discussion of our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments reflected in our reported financial results. We then present a detailed analysis of our results of operations for the last three fiscal years.
In June 2006, Nokia and Siemens announced plans to form Nokia Siemens Networks that will combine Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks in a new company owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia Siemens Networks is expected to start its operations around the end of March 2007. See “Item 4.B Business Review — Nokia Siemens Networks” below. All references in this Item 5 are to our Networks business group prior to the formation of Nokia Siemens Networks, unless otherwise indicated.
The following should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report on Form 20-F and “Item 3.D Risk Factors.” Our financial statements and the financial information discussed below have been prepared in accordance with IFRS. For a discussion of the principal differences between IFRS and US GAAP, see “— Results of Operations — Principal Differences between IFRS and US GAAP” below and Note 38 to our consolidated financial statements.
For the purposes of the discussion under “— Principal Factors Affecting our Results of Operations — Mobile Devices” and “Item 5.C Research and Development, Patents and Licenses”, our mobile device net sales and costs include the total net sales and costs of the Mobile Phones and Multimedia business groups, as well as the Mobile Devices business unit of the Enterprise Solutions business group.
Business segment data in the following discussion and analysis is prior to inter-segment eliminations. See Note 2 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Overview
The following table sets forth the net sales and operating profit for our business groups for the three years ended December 31, 2006.
Net Sales and Operating Profit by Business Group

	Year Ended December 31,

	2006		2005		2004

	Net	Operating	Net	Operating	Net	Operating
	Sales	Profit/(Loss)	Sales	Profit/(Loss)	Sales	Profit/(Loss)

	(EUR millions)
Mobile Phones	24 769	4 100	20 811	3 598	18 521	3 786
Multimedia	7 877	1 319	5 981	836	3 676	175
Enterprise Solutions	1 031	(258)	861	(258)	839	(210)
Networks	7 453	808	6 557	855	6 431	884
Common Group Expenses	—	(481)	—	(392)	—	(309)
Eliminations	(9)	—	(19)	—	(96)	—

Total	41 121	5 488	34 191	4 639	29 371	4 326

For 2006, our net sales increased 20% to EUR 41 121 million compared with EUR 34 191 million in 2005. Our net sales in 2005 increased 16% compared with EUR 29 371 million in 2004. At constant currency, group net sales would have grown 17% between 2005 and 2006, and 20% between 2004 and 2005. Our operating profit for 2006 increased 18% to EUR 5 488 million compared with EUR 4 639 million in 2005. Our operating profit in 2005 increased by 7% from EUR 4 326 million in 2004. Our operating margin was 13.3% in 2006, compared with 13.6% in 2005 and 14.7% in 2004.
The following table sets forth the distribution by geographical area of our net sales for the three years ended December 31, 2006.
Percentage of Nokia Net Sales by Geographical Area

	Year Ended December 31,

	2006	2005	2004

Europe	38%	42%	42%
Middle East & Africa	13%	13%	12%
China	13%	11%	10%
Asia-Pacific	20%	18%	16%
North America	7%	8%	12%
Latin America	9%	8%	8%

Total	100%	100%	100%

The 10 markets in which Nokia generated the greatest net sales in 2006 were, in descending order of magnitude, China, the US, India, the United Kingdom, Germany, Russia, Italy, Spain, Indonesia and Brazil, together representing 51% of total net sales in 2006. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2005 were China, the US, the United Kingdom, India, Germany, Russia, Italy, Spain, Saudi Arabia and France, together representing 52% of total net sales in 2005.

Principal Factors Affecting our Results of Operations
Mobile Devices
Our mobile device sales are derived from the sale of mobile devices by our Mobile Phones and Multimedia business groups and by the Mobile Devices business unit of our Enterprise Solutions business group. Our principal customers are mobile network operators, distributors, independent retailers, corporate customers and consumers. Our product portfolio covers all major user segments and price points from entry-level to mid-range and high-end devices offering voice, data, multimedia and business applications.
The following table sets forth Nokia’s estimates for the global mobile device market volumes and year-on-year growth rate by geographic area for the three years ended December 31, 2006.
Global Mobile Device Market Volume by Geographic Area
Based on Nokia’s Estimates

	Year Ended		Year Ended		Year Ended
	December 31,	Change (%)	December 31,	Change (%)	December 31,
	2006	2005 to 2006	2005	2004 to 2005	2004

	(Units in millions, except percentage data)
Europe	276	16%	238	20%	198
Middle East & Africa	106	68%	63	62%	39
China	129	29%	100	19%	84
Asia-Pacific	189	27%	149	18%	126
North America	160	13%	142	16%	122
Latin America	118	15%	103	39%	74

Total	978	23%	795	24%	643

According to Nokia’s estimates, in 2006 the global device market volume grew by 23% to 978 million units, a record for the industry, compared with an estimated 795 million units in 2005. This growth was driven primarily by the strong new subscriber growth in the emerging markets like Middle East & Africa, emerging Asia-Pacific and China. Developed market device volumes were driven primarily by replacement sales. In those markets replacement was driven primarily by device features such as color screens, camera, music players, WCDMA and overall aesthetics. The emerging markets accounted for an increased proportion of industry device volumes in 2006, compared to 2005.
The following table sets forth Nokia’s mobile device volumes and year-on-year growth rate by geographic area for the three years ended December 31, 2006.
Nokia Mobile Device Volume by Geographic Area

	Year Ended		Year Ended		Year Ended
	December 31,	Change (%)	December 31,	Change (%)	December 31,
	2006	2005 to 2006	2005	2004 to 2005	2004

	(Units in millions, except percentage data)
Europe	99.6	13%	88.5	28%	69.2
Middle East & Africa	53.2	36%	39.2	41%	27.8
China	51.0	56%	32.6	72%	18.9
Asia-Pacific	79.8	65%	48.4	39%	34.8
North America	25.3	(2)%	25.8	(10)%	28.8
Latin America	38.6	27%	30.4	8%	28.2

Total	347.5	31%	264.9	28%	207.7

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, mobile device volumes were up 31% in 2006 compared to 2005, reaching 347 million units, a new annual volume record for

Nokia. Based on our market estimate, Nokia’s market share grew to 36% in 2006, compared to 33% in 2005. In 2006, we estimated Nokia to be the market leader in Europe, Asia-Pacific and Latin America. Nokia was also the market leader in the fastest growing markets of the world, including China, Middle East & Africa, South East Asia-Pacific and India, as well as in WCDMA technology. In one of the fastest growing segments of the market, converged devices (smartphones), Nokia’s estimated share was approximately 50% in 2006.
Nokia believes that successfully competing in the mobile device industry is increasingly challenging, as industry participants need to master many elements in order to win. The increasing industry complexity and challenges of mastering the essential elements efficiently are driving a continuing trend of consolidation. As a demonstration of this consolidation, the market share of the top five competitors increased from less than 70% in 2000 to more than 85% by the end of 2006.
During 2006, Nokia gained device market share in China, Asia-Pacific and Latin America. In China, Nokia had another year of excellent market share gains driven by its extensive distribution system, broad product portfolio, brand and a continued push into smaller cities and rural markets. Nokia’s healthy market share gains in Asia-Pacific were driven by gains in South East Asia-Pacific, and we also benefited from our strong position in the fastest growing markets like India. In Asia-Pacific, Nokia continued to benefit from its brand, broad product portfolio and extensive distribution system. In Latin America, Nokia’s 2006 market share gains were driven by gains in markets like Brazil, Mexico and Argentina. Nokia’s strength in Latin America was especially driven by its strong entry-level product portfolio and improving mid-range offering.
In Europe, we estimated that our market share was down slightly in 2006. Nokia 2006 share gains in markets like Italy, Russia, Spain and in WCDMA technology were offset by share declines in other European markets, including the United Kingdom, as a result of the intense competitive environment.
In Middle East & Africa, our volume growth was below regional industry volume growth resulting in a loss of market share, while the overall high growth of the area and Nokia’s strong market position positively contributed to our global volume growth. Nokia continues to benefit in Middle East & Africa from its brand, broad product portfolio and extensive distribution system.
In North America, conditions remained difficult. In 2006, the continued lack of broad acceptance of certain products in our portfolio, and lower volumes in our CDMA business in the fourth quarter, resulted in our volumes and market share declining compared to 2005.
Nokia’s device ASP (average selling price) in 2006 was EUR 96, declining 7% from EUR 103 in 2005. Nokia’s device ASP in 2004 was EUR 110. Industry ASPs declined in 2006, driven primarily by the strong device volume growth in the emerging markets, which have lower ASPs. For Nokia, the ASP decline was driven primarily by the growth of our market share in these emerging markets, in addition to which certain high-end products in our portfolio were not viewed as sufficiently competitive in various markets.
Ongoing factors affecting our performance in mobile devices
Nokia’s performance in the mobile device business is determined by its ability to satisfy the competitive and complex requirements of the market. Nokia will need to continue to leverage and in some cases improve its competitive advantages of scale, brand, manufacturing and logistics, technology, broad product portfolio, cost structure, quality and IPR. Nokia’s huge scale contributes to its low cost structure. Brand is a major differentiating factor in the device industry, having broad effects on market share and pricing. The device business is a consumer business and Nokia has the sixth most valuable brand in the world (Interbrand 2006).
Nokia makes over 10 devices per second in its nine main device manufacturing facilities globally. Nokia also enjoys a world class logistics and distribution system. In terms of technology, Nokia believes it needs to develop, master, integrate and own relevant technology. This allows it to drive down manufacturing costs and also benefit from technology evolutions and discontinuities in terms of margin and market share.

Nokia’s broad product portfolio allows it to serve all the relevant segments of the market. Quality is extremely important to the consumer and Nokia believes that its quality is world class. Having high quality products is important because it is a key determinant for consumer purchasing behavior and also a critical element in managing costs effectively. Finally, of critical importance, is investing in R&D to develop a healthy, broad, cost advantageous IPR portfolio.
Our device net sales are driven by factors such as the global mobile device market volumes, the value of the mobile device market, Nokia market share development and Nokia ASPs.
The global mobile device market volume is driven by the number of new subscribers (net adds) and the degree to which existing mobile subscribers replace their mobile devices with new devices. New subscriber growth, particularly in emerging markets, is impacted primarily by lower cost of ownership, driven by lower priced tariffs and lower cost mobile devices. The replacement market is driven by the introduction of devices that are attractive to end-users in terms of design, features, functionality and aesthetics. Nokia estimates that the replacement market will represent over 65% of the device industry volumes in 2007, compared with over 60% in 2006. In 2007, we expect the most important drivers of the replacement market will continue to be purchases of devices with color screens, cameras, music players, WCDMA and other general aesthetics drivers. We also expect that push email, mobile TV and navigation services will be significant drivers of the replacement market in the future, but not in 2007. Replacement volumes in the emerging markets are having an increasingly significant impact on the global market. In emerging markets, replacements accounted for approximately 60% of total mobile device volumes in 2006, up from approximately 50% in 2005. We are also seeing anecdotal evidence that some consumers in the emerging markets are upgrading into higher priced devices when they replace their devices.
Industry volume growth is also influenced by, among other factors, regional economic factors; regional political environment; consumer spending patterns; competitive pressures; regulatory environments; the timing and success of product and service introductions by various market participants, including mobile network operators; the commercial acceptance of new mobile devices, technologies and services; and operators’ and distributors’ financial situations. Industry volumes are also affected by the level of mobile device subsidies that mobile network operators are willing to offer to end users in the markets where subsidies are prevalent.
Nokia expects industry mobile device volumes in 2007 to grow by up to 10% from the approximately 978 million units Nokia estimates for 2006. We expect the volume growth in 2007 to be above 15% in Asia-Pacific, China, and Middle East & Africa, and below 10% in Europe, Latin America and North America. Nokia forecasts that the three billion mobile subscriptions mark will be reached in 2007. Nokia expects the device industry to experience value growth in 2007, but expects some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.
Nokia device net sales growth is impacted by Nokia market share development. Market share is driven by our ability to have a competitive product portfolio with attractive aesthetics, design, features and functionality for all major consumer segments and price points. Market share is also impacted by our brand, quality, distribution, ability to deliver, competitive cost structure and how we differentiate our products from those of our competitors. Nokia market share is also impacted by the growth of our accessible market and mix of the global markets. In 2006, for example, Nokia global device market share benefited from Nokia’s strong share in the fastest growing segments of the global market, such as India, Middle and East Africa.
Nokia is targeting device market share gains in 2007. We believe that our global share should again benefit in 2007 from our strong, leading position in the emerging markets, which is estimated to again grow significantly faster in 2007 than the developed markets, and our strong position in the fastest growing markets globally. Nokia market share in 2007 is also expected to benefit from our strong share in the fastest growing technologies of GSM and WCDMA. GSM and WCDMA are estimated to again grow significantly faster than CDMA in 2007. Nokia also sees sales growth opportunities in capturing value from other markets by bringing enhanced mobile experiences to consumers, such as, mobile photography, mobile music and location based service. Nokia believes there is significant sales growth potential in bringing mobility to enterprises where the market is still at the early stages of development.
Nokia device net sales are also impacted by device ASPs. ASPs are impacted by overall industry dynamics, in particular the growth of the emerging markets as previously discussed, and competitive factors in general. Nokia’s ASPs may also be impacted by its own product mix, for example the proportion of low-end, mid-range and high-end devices, as well as the overall competitiveness of our product portfolio.
There are several factors that drive our profitability in devices, beyond the drivers of device net sales already discussed. Scale, operational efficiency and cost control have been and are expected to continue to be important factors affecting Nokia’s profitability and competitiveness. Our mobile device product costs are comprised of the cost of components, manufacturing labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs, cost of excess and obsolete inventory, as well as warranty and other quality costs.
Efficiency of operating expense is also an important driver for device profitability. For 2006 and 2005, research and development expenses represented approximately 7% and 9%, respectively, of mobile device net sales. We exceeded our target which was to lower our mobile device R&D expenses/net sales ratio to 8% by the end of 2006. In 2006, the sales and marketing costs related to mobile devices were EUR 2.6 billion compared with EUR 2.4 billion in 2005. In an effort to continue to improve our efficiency, Nokia targets an improvement in the ratio of overall Nokia gross margin to R&D expenses and an improvement in the ratio of overall Nokia gross margin to sales and marketing expenses in 2007, compared to 2006.
Infrastructure
Our Networks business group provides network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers. At the end of 2006, Networks had more than 150 customers in over 60 countries, with our systems serving in excess of 400 million subscribers. Nokia Networks customers are primarily mobile network operators.
The following table sets forth the global mobile infrastructure market size by geographic area, based on Nokia’s estimates, for the three years ended December 31, 2006. Nokia’s estimate of the value of the mobile infrastructure market includes sales of mobile infrastructure equipment and related services for all cellular standards.
Global Mobile Infrastructure Market Size by Geographic Area
Based on Nokia’s Estimates

	Year Ended		Year Ended		Year Ended
	December 31,	Change (%)	December 31,	Change (%)	December 31,
	2006	2005 to 2006	2005	2004 to 2005	2004

	(EUR billions, except percentage data)
Europe	14.0	1%	13.9	9%	12.8
Middle East & Africa	5.8	28%	4.5	15%	3.9
China	5.9	1%	5.8	(9)%	6.3
Asia-Pacific	13.1	32%	9.9	20%	8.2
North America	10.1	(8)%	10.9	11%	9.9
Latin America	3.8	(11)%	4.3	21%	3.5

Total	52.7	7%	49.3	10%	44.6

In 2006, according to Nokia’s estimates, the size of the mobile infrastructure market increased 7% from 2005, while in 2005 it increased by approximately 10% from 2004 in euro terms. Subscriber growth combined with increased voice usage in some markets was the main driver for the 2006 market growth. Growth in the developed market was driven by 2G capacity increases and investments in 3G also contributed positively to market growth in Western Europe, Asia-Pacific and the US. Growth in the developing market was impacted by rapid subscriber growth, resulting in capacity increases and new network build outs.
The following table sets forth Networks net sales by geographic area for the three years ended December 31, 2006.
Networks Net Sales by Geographic Area

	Year ended		Year Ended		Year Ended
	December 31,	Change (%)	December 31,	Change (%)	December 31,
	2006	2005 to 2006	2005	2004 to 2005	2004

	(EUR millions, except percentage data)
Europe	2 707	(4)%	2 813	1%	2 774
Middle East & Africa	546	99%	274	(13)%	316
China	885	27%	695	(20)%	872
Asia-Pacific	1 758	47%	1 197	27%	942
North America	758	(7)%	816	(19)%	1 008
Latin America	799	5%	762	47%	520

Total	7 453	14%	6 557	2%	6 432

Ongoing factors affecting our performance in infrastructure
Nokia’s performance in the infrastructure business is determined by its ability to satisfy the competitive and complex requirements of the market. Nokia will need to continue to leverage and in some cases improve the competitive advantages it believes it has of scale, technology, product portfolio and cost structure in order to maintain or improve its position in the market.
Networks’ net sales depend on the mobile infrastructure market, which is driven primarily by network operator investments, the pricing environment, Nokia’s market share and product mix. In the developed markets, operator investments are primarily driven by capacity upgrades – which are driven by greater usage of the networks – both for voice calls and for data usage. Also in the developed markets, operator investments are driven by 3G/WCDMA deployments. Much of the initial deployments of WCDMA have been done and additional deployments in 2007 will happen in regions where it has yet to occur – such as the US. The next phase of WCDMA deployments will happen as the need for WCMDA capacity grows. In developing markets, the principal factors influencing operator investments are the growth in mobile usage and the growth in number of subscribers.
Nokia expects slight growth in the mobile and fixed infrastructure and related services market in euro terms in 2007. We expect the market to be driven by continuing subscriber growth, growing minutes of use, technology evolution and the growth of the services market.
Networks net sales are also impacted by pricing developments. Like our mobile device business, the products and solutions offered by our Networks business are subject to price erosion over time, largely as a result of technology maturation and competitive forces in the market. Networks’ sales are also affected by the product mix, the mix of hardware sales, software sales and services sales. Net sales can also be impacted by regional mix, the mix of developed and emerging markets. Network services sales also have an impact on net sales.
There are several factors that drive our profitability in Networks. First are the drivers of Networks net sales as already discussed. Scale, operational efficiency and cost control have been and will continue to be important factors affecting Nokia’s profitability and competitiveness. Our Network product costs are comprised of the cost of components, manufacturing labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs as well as warranty and other quality costs. Networks profitability is also impacted by the pricing environment, product mix and regional mix.
In an effort to drive our share and accelerate consolidation of the market we have prioritized seeking share gains at established operators. However, these actions have resulted in lower margins or losses initially. In the last few years, we have also prioritized Networks’ sales into the emerging markets. Networks net sales in the primarily emerging markets of Asia-Pacific, Latin America and Middle East & Africa grew from 28% in 2004 to 42% in 2006 of Networks total net sales. In India, for example, over the last two years our estimated market share has increased from the single digits to close to 30% in 2006. During the same two year period, Europe was down from 43% to 36% of Networks total net sales. Emerging markets, initially and in general, carry lower than average gross margins for Networks. In addition to growth in emerging markets, Networks’ services business including services related software, which also carries a lower gross margin than equipment sales, continued to grow in 2006.
We believe the current and continuing dynamics in the infrastructure market provide further validation for the creation of Nokia Siemens Networks. This merger is designed to provide the new company with needed scale and a more competitive convergence portfolio, and we believe it will further spur industry consolidation. The scale advantages of the merger, coupled with the significant restructure program planned, are expected to deliver margin benefits leading to improved profitability. See “Item 4.B Business Overview— Nokia Siemens Networks” for a more detailed discussion on Nokia Siemens Networks.
Efficiency of operating expense is also an important driver for Networks profitability. For 2006 and 2005, the research and development, or R&D, expenses represented approximately 16% and 18%, respectively, of Networks net sales. We did not reach our target to lower our Networks R&D expenses/net sales ratio to 14% by the end of 2006. In 2006, the sales and marketing costs related to Networks were EUR 544 million compared with EUR 475 million in 2005. In an effort to continue to improve our efficiency, Nokia targets an improvement in the ratio of overall Nokia gross margin to R&D expenses and an improvement in the ratio of overall Nokia gross margin to sales and marketing expenses in 2007, compared to 2006.
Nokia medium term financial targets
In November 2006, Nokia set a target of Nokia-level operating margin of 15% during the next one to two years. This target revised the one to two year 17% operating margin target Nokia set in December 2005, primarily due to Nokia’s increased exposure to the infrastructure market following the expected start of operations of Nokia Siemens Networks. In November 2006, Nokia also set a Nokia’s device (Mobile Phones and Multimedia combined) operating margin target of 17% during the next one to two years. This target revised the one to two year 17%-18% device operating margin target Nokia set in December 2005.
Subsequent Event
In June 2006, Nokia and Siemens A.G. (“Siemens”) announced plans to form Nokia Siemens Networks that will combine Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks in a new company owned by Nokia and Siemens. Nokia and Siemens will each own approximately 50% of Nokia Siemens Networks. However, Nokia will effectively control Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors. Accordingly, Nokia will consolidate Nokia Siemens Networks.
Nokia Siemens Networks operating margin target is 10% plus during the next one to two years as from the start of operations. Nokia Siemens Networks aims to achieve a double digit operating margin within its first 12 months of operations, before restructuring charges.
Nokia Siemens Networks is expected to start its operations around the end of March 2007 subject to the satisfaction or waiver of the conditions to the merger, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and the agreement of a number of detailed implementation steps.
The Group is in the process of evaluating the net assets acquired and expects to finalize the purchase price allocation and to realize a gain on this transaction during 2007.
See ”Item 4 Business Overview— Nokia Siemens Networks” for more information on Nokia Siemens Networks.
Certain Other Factors
United States Dollar
In 2006, the US dollar depreciated against the euro by 11.4% (when measured year-end rate compared to the year-end rate for the previous year). When measured by the average rate used to record transactions in foreign currency for accounting purposes for the year compared with the corresponding rate for the previous year, the US dollar appreciated against the euro by 0.7% in 2006. The stronger US dollar on average had a slight positive impact on our net sales expressed in euros because approximately 50% of our net sales are generated in US dollars and currencies closely following the US dollar. However, the average appreciation of the US dollar also contributed to a higher average product cost as approximately 50% of the components we use are sourced in US dollars. To mitigate the impact of changes in exchange rates on net sales as well as average product cost, we hedge all material transaction exposures on a gross basis. All in all, the average appreciation of the US dollar had a slightly positive impact on our operating profit in 2006. For more information, see “—Results of Operations— Exchange Rates” below.
Finnish Corporate Tax Rate
Effective January 1, 2005, the Finnish corporate tax rate was reduced by 3 percentage points from 29% to 26%. This reduction had a significant favorable impact on Nokia’s net profit in 2005 as more than half of Nokia’s profit before tax has been generated in Finland. See also Note 12 to our consolidated financial statements for a further discussion of our income taxes.
Seasonality
Our device sales are somewhat affected by seasonality. Historically, the first quarter of the year was the lowest quarter of the year, while the fourth quarter was the strongest quarter. This was mainly due to the effect of holiday sales. The second quarter of the year was another high season, as consumers in the Northern Hemisphere prepared for summer vacations. The third quarter was usually slower than the second and fourth quarters, as consumers postponed purchases until the year-end holiday season.
However, we have seen a trend towards less seasonality. We still continue to see the fourth quarter as our strongest quarter, while the differences between the three other quarters have begun to moderate. This trend has resulted, first, from the fact that the purchasing behavior of first-time mobile device buyers tends to be more seasonal than that of people who are replacing their device for a new model. Because replacement sales comprise an increasing percentage of sales, the seasonality of mobile device sales has decreased. The trend towards less seasonality has also been aided by an increase of our geographical sales reach. The times at which people give gifts vary across the world, and as our global sales coverage increases, this softens the seasonality of sales. However, as we still continue to see our strongest sales in the fourth quarter, we believe that they are still supported by the year-end and holiday seasonality.
Our infrastructure business has also experienced some seasonality during the last few years. Sales have been higher in the last quarter of the year compared with the first quarter of the following year, due to operators’ planning, budgeting and spending cycle.

Accounting developments
The International Accounting Standards Board, or IASB, has and will continue to critically examine current International Financial Reporting Standards, or IFRS, with a view toward increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules continued in 2006 resulting in amendments to the existing rules effective from January 1, 2007 and additional amendments effective the following year. These are discussed in more detail under “New IFRS standards and revised IAS standards” in Note 1 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F. There were no material IFRS accounting developments adopted in 2006.
Critical Accounting Policies
Our accounting policies affecting our financial condition and results of operations are more fully described in Note 1 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F. Certain of Nokia’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Nokia believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements. We have discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.
Revenue recognition
Revenue from the majority of the Group is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable and the significant risks and rewards of ownership have transferred to the buyer. The remainder of revenue is recorded under the percentage of completion method.
Mobile Phones, Multimedia and certain Enterprise Solutions and Networks revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable and significant risks and rewards of ownership have transferred to the buyer. This requires us to assess at the point of delivery whether these criteria have been met. When management determines that such criteria have been met, revenue is recognized. Nokia records estimated reductions to revenue for special pricing agreements, price protection and other volume based discounts at the time of sale, mainly in the mobile device business. Sales adjustments for volume based discount programs are estimated based largely on historical activity under similar programs. Price protection adjustments are based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the product to the end-user. Service revenue is generally recognized on a straight line basis over the specified period unless there is evidence that some other method better represents the stage of completion. Except for separately licensed software solutions and certain Networks’ equipment, the company generally considers the software content of its products or services to be incidental to the products or services as a whole.
Networks revenue and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the cost to complete the contract can be estimated reliably, it is probable that economic benefits associated with the contract will flow to the Group, and the stage of contract completion can be measured. When we are not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered. Completion is measured by reference to costs incurred to date as a percentage of estimated total project costs, the cost-to-cost method.
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
Certain Networks’ customer contracts and Enterprise Solutions products may include the provision of separately identifiable components of a single transaction, for example the construction of a network solution and subsequent network maintenance services, or post-contract customer support on software solutions. Accordingly, for these arrangements, revenue recognition requires proper identification of the components of the transaction and evaluation of their commercial effect in order to reflect the substance of the transaction. If the components are considered separable, revenue is allocated across the identifiable components based upon relative fair values.
Networks’ current sales and profit estimates for projects may change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers’ plans, realization of penalties, and other corresponding factors.
Customer financing
We have provided a limited amount of customer financing and agreed extended payment terms with selected customers. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectibility of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable as well as the likelihood and timing of estimated collections. See also Note 37(b) to our consolidated financial statements for a further discussion of long-term loans to customers and other parties.
Allowances for doubtful accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyzes accounts receivables and historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.
Inventory-related allowances
We periodically review our inventory for excess, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods.

Warranty provisions
We provide for the estimated cost of product warranties at the time revenue is recognized. Nokia’s products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As we continuously introduce new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. In particular, we have limited historical experience with actual product warranty claims relating to the second year of the warranty period on mobile devices sold within Europe. As we accumulate experience with actual product warranty claims during this period, we continue to refine our estimates of the liability that exists on the date of sale. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision.
Provision for intellectual property rights, or IPR, infringements
We provide for the estimated future settlements related to asserted and unasserted IPR infringements based on the probable outcome of each potential infringement.
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
Legal contingencies
As discussed in “Item 8.A.7 Litigation” and in Note 31 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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
Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s net selling price and value in use. Value in use is the present value of discounted estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For projects still in development, these estimates include the future cash outflows that are expected to occur before the asset is ready for use. See Note 8 to our consolidated financial statements.
Impairment reviews are based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. For IFRS, discounted estimated cash flows are used to identify the existence of an impairment while for US GAAP undiscounted future cash flows are used. Consequently, an impairment could be required under IFRS but not under US GAAP.
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
This review is based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. In assessing goodwill, for IFRS these discounted cash flows are prepared at a cash generating unit level, and for US GAAP these cash flows are prepared at a reporting unit level. Consequently, an impairment could be required under IFRS and not US GAAP or vice versa. Amounts estimated could differ materially from what will actually occur in the future.
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
Income taxes
The company is subject to income taxes both in Finland and in numerous foreign jurisdictions. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities recognized in the consolidated financial statements. We recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in making this assessment. We recognize tax provisions based on estimates and assumptions when, despite our belief that tax return positions are supportable, it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by tax authorities.
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
Share-based compensation
We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on certain assumptions. Those assumptions are described in Note 23 to the consolidated financial statements and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Nokia shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.
Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of sales and earnings per share. On a regular basis we review the assumptions made and revise the estimates of the number of performance shares that are expected to be settled, where necessary. At the date of grant the number of performance shares granted to employees that are expected to be settled is assumed to be the target amount. Any subsequent revisions to the estimates of the number of performance shares expected to be settled may increase or decrease total compensation expense. Such increase or decrease adjusts the prior period compensation expense in the period of the review on a cumulative basis for unvested performance shares for which compensation expense has already been recognized in the profit and loss account, and in subsequent periods for unvested performance shares for which the expense has not yet been recognized in the profit and loss account. Significant differences in employee option activity, equity market performance and our projected and actual sales and earnings per share performance may materially affect future expense. In addition, the value, if any, an employee ultimately receives from share-based payment awards may not correspond to the expense amounts recorded by the Group.
Results of Operations
2006 compared with 2005
Nokia Group
The following table sets forth selective line items and the percentage of net sales that they represent for Nokia for the fiscal years 2006 and 2005.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2006	Net Sales	2005	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	41 121	100%	34 191	100.0%	20%
Cost of sales	(27 742)	(67.5)%	(22 209)	(65.0)%	25%

Gross profit	13 379	32.5%	11 982	35.0%	12%
Research and development expenses	(3 897)	(9.5)%	(3 825)	(11.2)%	2%
Selling and marketing expenses	(3 314)	(8.1)%	(2 961)	(8.7)%	12%
Administrative and general expenses	(666)	(1.6)%	(609)	(1.8)%	9%
Other operating income and expenses	(14)		52	0.2%

Operating profit	5 488	13.3%	4 639	13.6%	18%

For 2006, Nokia’s net sales increased 20% to EUR 41.1 billion compared with EUR 34.2 billion in 2005. At constant currency, group net sales would have grown 17% in 2006. Our gross margin in 2006 was 32.5% compared with 35.0% in 2005. This lower gross margin primarily reflected the inability of certain high-end products in our portfolio to compete effectively in various markets, coupled with a general shift to lower priced products driven primarily by the growth of emerging markets and our strong position in those markets. Gross margin was also negatively impacted by a decline in Networks’ gross margin, which was primarily affected by pricing pressure and our efforts to gain market share, a greater proportion of sales from emerging markets and a higher share of service sales.

Research and development, or R&D, expenses were EUR 3.9 billion in 2006, up 2% from EUR 3.8 billion in 2005. R&D expenses represented 9.5% of net sales in 2006, down from 11.2% in 2005. The decrease in R&D as a percentage of net sales reflected our continued effort to improve the efficiency of our investments. R&D expenses increased in Multimedia and Networks and decreased in Mobile Phones and Enterprise Solutions. In 2005, Multimedia incurred a restructuring charge of EUR 15 million related to R&D activities. If this item were excluded, R&D expenses would have increased 2% in 2006 and would have represented 9.5% of Nokia net sales in 2006 compared with 11.1% of Nokia net sales in 2005.
In 2006, selling and marketing expenses were EUR 3.3 billion, up 12% from EUR 3.0 billion in 2005, reflecting increased sales and marketing spend in all business groups to support new product introductions. Selling and marketing expenses represented 8.1% of Nokia net sales in 2006, down from 8.7% in 2005.
Administrative and general expenses were EUR 0.7 billion in 2006 and EUR 0.6 million in 2005. Administrative and general expenses were equal to 1.6% of net sales in 2006 compared to 1.8% in 2005.
In 2006, other operating expenses included EUR 142 million of charges primarily related to the restructuring of the CDMA business and associated asset write-downs. Other operating expenses included also restructuring charge of EUR 8 million for personnel expenses primarily related to headcount reductions in Enterprise Solutions in 2006. In 2006, other operating income included a gain of EUR 276 million representing our share of the proceeds from the Telsim sale. In 2005, other operating income and expenses included a gain of EUR 61 million relating to the divesture of the Group’s Tetra business, a gain of EUR 18 million related to the partial sale of a minority investment, and a gain of EUR 45 million related to qualifying sales and leaseback transactions for real estate. In 2005, Enterprise Solutions recorded a charge of EUR 29 million for personnel expenses and other costs in connection with the restructuring taken in light of a general downturn in market conditions.
Nokia Group’s operating profit for 2006 increased 18% to EUR 5 488 million compared with EUR 4 639 million in 2005. An increase in Mobile Phones’ and Multimedia’s operating profit in 2006 more than offset an unchanged operating loss in Enterprise Solutions and an operating profit decline in Networks. Networks operating profit included the negative impact of EUR 39 million incremental costs related to Nokia Siemens Networks. Our operating margin was 13.3% in 2006 compared with 13.6% in 2005.

Results by Segments
Mobile Phones
The following table sets forth selective line items and the percentage of net sales that they represent for the Mobile Phones business group for the fiscal years 2006 and 2005.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2006	Net Sales	2005	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	24 769	100.0%	20 811	100.0%	19%
Cost of sales	(17 489)	(70.6)%	(14 331)	(68.9)%	22%

Gross profit	7 280	29.4%	6 480	31.1%	12%
Research and development expenses	(1 227)	(5.0)%	(1 245)	(6.0)%	(1)%
Selling and marketing expenses	(1 649)	(6.6)%	(1 541)	(7.4)%	7%
Administrative and general expenses	(79)	(0.3)%	(68)	(0.3)%	16%
Other operating income and expenses	(225)	(0.9)%	(28)	(0.1)%

Operating profit	4 100	16.6%	3 598	17.3%	14%

Mobile Phones business group 2006 net sales increased 19% to EUR 24 769 million compared with EUR 20 811 million in 2005. At constant currency, Mobile Phones business group net sales would have increased by 15%. Net sales growth was driven by strong volume growth, especially in the entry level, and our ability to capture incremental volumes with our competitive entry-level product portfolio and strong logistics. Volume growth was partially offset by declining ASPs. Net sales increased in all areas and were strongest in Latin America, followed by Asia-Pacific, China, Europe, Middle East & Africa and North America.
Mobile Phones 2006 gross profit was EUR 7 280 million compared with EUR 6 480 million in 2005. This represented a gross margin of 29.4% in 2006 compared with a gross margin of 31.1% in 2005. This decline in gross margin reflected a higher proportion of sales of lower priced entry level phones, driven by strong demand in emerging markets where our share is high and also a lack of broad acceptance of certain high-end products in our portfolio.
Mobile Phones 2006 R&D expenses decreased by 1% to EUR 1 227 million compared with EUR 1 245 million in 2005. In 2006, R&D expenses represented 5.0% of Mobile Phones net sales compared with 6.0% of its net sales in 2005. The decrease reflected effective operating expense control.
In 2006, Mobile Phones selling and marketing expenses increased by 7% to EUR 1 649 million as a result of increased sales and marketing spend to support new product introductions, compared with EUR 1 541 million in 2005. In 2006, selling and marketing expenses represented 6.6% of Mobile Phones net sales compared with 7.4% of its net sales in 2005. This reflected improved productivity due to effective cost control on selling and marketing expenses.
Other operating income and expenses in 2006 included EUR 142 million of charges primarily related to the restructuring of our CDMA business and associated asset write-downs. Working together with co-development partners, Nokia intends to selectively participate in key CDMA markets, with a special focus on North America, China and India. Accordingly, Nokia is ramping down its CDMA research, development and production, which will cease by April 2007.
In 2006, Mobile Phones operating profit increased 14% to EUR 4 100 million compared with EUR 3 598 million in 2005, with a 16.6% operating margin, down from 17.3% in 2005. The increase in operating profit was driven by strong net sales and effective operating expense control. Operating profit was negatively impacted by a lack of broad acceptance of certain high-end products in our portfolio.
Multimedia
The following table sets forth selective line items and the percentage of net sales that they represent for the Multimedia business group for the fiscal years 2006 and 2005.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2006	Net Sales	2005	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	7 877	100.0%	5 981	100.0%	32%
Cost of sales	(4 800)	(60.9)%	(3 492)	(58.4)%	37%

Gross profit	3 077	39.1%	2 489	41.6%	24%
Research and development expenses	(902)	(11.5)%	(860)	(14.4)%	5%
Selling and marketing expenses	(780)	(9.9)%	(705)	(11.8)%	11%
Administrative and general expenses	(45)	(0.6)%	(38)	(0.6)%	18%
Other operating income and expenses	(31)	(0.4)%	(50)	(0.8)%	38%

Operating profit	1 319	16.7%	836	14.0%	58%

Multimedia business group 2006 net sales increased 32% to EUR 7 877 million compared with EUR 5 981 million in 2005. At constant currency, Multimedia net sales would have increased 27% in 2006. Net sales were driven by a robust overall device market supporting sales of more than 16 million Nokia Nseries multimedia computers during the year, led by the Nokia N70 and Nokia N73. Net sales growth was strongest in China followed by Asia-Pacific, Latin America, Middle East & Africa and Europe. Multimedia net sales declined in North America and continued at a low level in 2006.
Multimedia 2006 gross profit increased by 24% to EUR 3 077 million compared with EUR 2 489 million in 2005. This represented a gross margin of 39.1% in 2006 compared with a gross margin of 41.6% in 2005. The increase in gross profit was a result of the growth of the business but lower than the growth in net sales. The gross margin declined primarily due to the price pressure in the market and more expensive product concepts.
Multimedia 2006 R&D expenses were EUR 902 million compared with EUR 860 million in 2005, representing 11.5% of Multimedia net sales in 2006 compared with 14.4% of its net sales in 2005. A restructuring charge of EUR 15 million was recorded in 2005 as a result of more focused R&D activities.
In 2006, Multimedia’s selling and marketing expenses increased by 11% to EUR 780 million as a result of increase in marketing and advertising expenses primarily due to the launch of new products and growth of the business. Selling and marketing expenses were EUR 705 million in 2005. In 2006, selling and marketing expenses represented 9.9% of Multimedia’s net sales compared with 11.8% of its net sales in 2005. This reflected improved productivity due to effective cost control on selling and marketing expenses.
In 2005, other operating income and expenses included a gain of EUR 19 million related to the divesture of the Group’s Tetra business.

Multimedia 2006 operating profit increased 58% to EUR 1 319 million compared with EUR 836 million in 2005, with an operating margin of 16.7% in 2006, up from 14.0% in 2005. The increase in operating profit reflected the increase in sales of our Multimedia products and effective operating expense control.
Enterprise Solutions
The following table sets forth selective line items and the percentage of net sales that they represent for the Enterprise Solutions business group for the fiscal years 2006 and 2005.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2006	Net Sales	2005	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	1 031	100.0%	861	100.0%	20%
Cost of sales	(582)	(56.5)%	(459)	(53.3)%	(27)%

Gross profit	449	43.5%	402	46.7%	12%
Research and development expenses	(319)	(30.9)%	(329)	(38.2)%	(3)%
Selling and marketing expenses	(306)	(29.7)%	(221)	(25.7)%	38%
Administrative and general expenses	(75)	(7.3)%	(74)	(8.6)%	1%
Other operating income and expenses	(7)	(0.6)%	(36)	(4.2)%	(81)%

Operating loss	(258)	(25.0)%	(258)	(30.0)%	—

Enterprise Solutions business group 2006 net sales increased 20% to EUR 1 031 million compared with EUR 861 million in 2005. At constant currency, Enterprise Solutions net sales would have increased 17% in 2006. Net sales growth was highest in China, North America, Europe, Latin America and Asia-Pacific. Net sales declined in Middle East & Africa. The Nokia Eseries sold almost 2 million units since its introduction in the second quarter 2006.
In Enterprise Solutions, gross profit increased by 12% to EUR 449 million as a result of the growth of the business, compared with EUR 402 million in 2005. This represented a gross margin of 43.5% in 2006 compared with a gross margin of 46.7% in 2005.
In Enterprise Solutions, R&D expenses in 2006 decreased by 3% to EUR 319 million due to effective cost control. R&D expenses in 2005 were EUR 329 million. R&D expenses represented 30.9% of Enterprise Solutions net sales in 2006 and 38.2% of its net sales in 2005.
In 2006, Enterprise Solutions selling and marketing expenses increased by 38% to EUR 306 million reflecting increased sales and marketing spend primarily due to the launch of new Eseries products. Selling and marketing expenses were EUR 221 million in 2005. In 2006, selling and marketing expenses represented 29.7% of Enterprise Solutions net sales and 25.7% of its net sales in 2005.
Other operating income and expenses included restructuring charge for personnel expenses primarily related to headcount reductions of EUR 8 million in 2006 and EUR 29 million in 2005.
Enterprise Solutions operating loss of EUR 258 million was flat in 2006 compared to 2005, with an operating margin of (25.0)% in 2006 and an operating margin of (30.0)% in 2005. In 2006, higher net sales and effective operating cost control were offset by the negative impact of a mix shift to lower-end products.

Networks
The following table sets forth selective line items and the percentage of net sales that they represent for the Networks business group for the fiscal years 2006 and 2005.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2006	Net Sales	2005	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	7 453	100.0%	6 557	100.0%	14%
Cost of Sales	(4 910)	(65.9)%	(3 967)	(60.5)%	24%

Gross profit	2 543	34.1%	2 590	39.5%	(2)%
Research and development expenses	(1 180)	(15.8)%	(1 170)	(17.8)%	1%
Selling and marketing expenses	(544)	(7.3)%	(475)	(7.3)%	15%
Administrative and general expenses	(245)	(3.3)%	(211)	(3.2)%	16%
Other income and expenses	234	3.1%	121	1.8%	93%

Operating profit	808	10.8%	855	13.0%	(5)%

Networks business group 2006 net sales increased 14% to EUR 7 453 million compared with EUR 6 557 million in 2005. At constant currency, Networks business group net sales would have increased 12% in 2006. Strong net sales growth in Middle East & Africa, Asia-Pacific, China and Latin America was partially offset by net sales decline in North America and Europe. Net sales growth for Networks was especially strong in the emerging markets, like India, where the market continued its robust growth and where Nokia estimates it gained market share.
In Networks, gross profit decreased by 2% to EUR 2 543 million, compared with EUR 2 590 million in 2005, primarily due to pricing pressure and our ongoing push into markets where, historically, we have not had a presence as well as investments in the growing network services market, which generally has lower gross margins than equipment sales. This represented a gross margin of 34.1% in 2006 compared with a gross margin of 39.5% in 2005.
In Networks, R&D expenses increased 1% to EUR 1 180 million compared with EUR 1 170 million in 2005. In 2006, R&D expenses represented 15.8% of Networks net sales compared with 17.8% in 2005.
In 2006, Networks selling and marketing expenses increased by 15% to EUR 544 million compared with EUR 475 million in 2005 in line with the overall net sales growth. Selling and marketing expenses represented 7.3% of Networks net sales in 2006 and 2005.
In 2006, other operating income included a gain of EUR 276 million representing our share of the proceeds from the Telsim sale. In 2005, other operating income and expenses included a gain of EUR 42 million related to the divesture of the Group’s Tetra business and EUR 18 million gain related to the partial sale of a minority investment.
Networks 2006 operating profit decreased to EUR 808 million from EUR 855 million in 2005. Networks operating profit included the negative impact of EUR 39 million incremental costs related to Nokia Siemens Networks. The business group’s operating margin for 2006 was 10.8% compared with 13.0% in 2005. The lower operating profit primarily reflected pricing pressure and our efforts to gain market share, a greater proportion of sales from the emerging markets and a higher share of service sales.

Common Group Expenses
Common Group expenses totaled EUR 481 million in 2006 compared with EUR 392 million in 2005. In 2005, this included a EUR 45 million gain for real estate sales.
Net Financial Income
Net financial income totaled EUR 207 million in 2006 compared with EUR 322 million in 2005. Net financial income included a EUR 57 million gain from the sale of the remaining France Telecom bond in 2005. Interest income decreased as a result of a lower level of cash and other liquid assets due to higher share buybacks. Above mentioned lower gains and lower interest income were the main reasons for lower net financial income in 2006 than in 2005.
The net debt to equity ratio was negative (68%) at December 31, 2006 compared with a net debt to equity ratio of (77%) at December 31, 2005. See “Item 5.B Liquidity and Capital Resources” below.
Profit Before Taxes
Profit before tax and minority interests increased 15% to EUR 5 723 million in 2006 compared with EUR 4 971 million in 2005. Taxes amounted to EUR 1 357 million and EUR 1 281 million in 2006 and 2005, respectively. In 2006, taxes include received and accrued tax refunds from previous years of EUR 84 million compared with EUR 48 million in 2005. The effective tax rate decreased to 23.7% in 2006 compared with 25.8% in 2005, due to mix of foreign earnings.
Minority Interests
Minority shareholders’ interest in our subsidiaries’ profits totaled EUR 60 million in 2006 compared with EUR 74 million in 2005.
Net Profit and Earnings per Share
Net profit in 2006 totaled EUR 4 306 million compared with EUR 3 616 million in 2005, representing a year-on-year increase in net profit of 19% in 2006. Earnings per share in 2006 increased to EUR 1.06 (basic) and 1.05 (diluted) compared with EUR 0.83 (basic and diluted) in 2005.
2005 compared with 2004
Nokia Group
The following table sets forth selective line items and the percentage of net sales that they represent for Nokia for the fiscal years 2005 and 2004.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2005	Net Sales	2004	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	34 191	100.0%	29 371	100.0%	16%
Cost of sales	(22 209)	(65.0)%	(18 179)	(61.9)%	22%

Gross profit	11 982	35.0%	11 192	38.1%	7%
Research and development expenses	(3 825)	(11.2)%	(3 776)	(12.9)%	1%
Selling and marketing expenses	(2 961)	(8.7)%	(2 564)	(8.7)%	15%
Administrative and general expenses	(609)	(1.8)%	(611)	(2.1)%	—
Other operating income and expenses	52	0.2%	181	0.6%	(71)%
Amortization of goodwill	—	—	(96)	(0.3)%	(100)%

Operating profit	4 639	13.6%	4 326	14.7%	7%

For 2005, Nokia’s net sales increased 16% to EUR 34.2 billion compared with EUR 29.4 billion in 2004. At constant currency, group net sales would have grown 20% in 2005. Our gross margin in 2005 was 35.0% compared with 38.1% in 2004. This reflected the higher proportion of entry level devices in our product mix in 2005 due to strong volume growth in emerging markets, which have the industry’s lowest ASPs. Our gross margin in 2005 was also affected by intense price competition in both the device and infrastructure markets, as well as by the lower margin services business and emerging markets representing an increased share of Networks sales.
Research and development, or R&D, expenses were EUR 3.8 billion in both 2005 and 2004. R&D expenses represented 11.2% of net sales in 2005, down from 12.9% in 2004. R&D expenses increased in Mobile Phones and Enterprise Solutions and decreased in Multimedia and Networks. In 2005, Multimedia incurred a restructuring charge of EUR 15 million related to R&D activities. Networks R&D expenses included impairments of EUR 115 million in 2004. If these items were excluded, R&D expenses would have increased 4% in 2005 and would have represented 11.1% of Nokia net sales in 2005 compared with 12.5% of Nokia net sales in 2004.
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
In 2005, other operating income and expenses included a gain of EUR 61 million relating to the divesture of the Group’s Tetra business, a gain of EUR 18 million related to the partial sale of a minority investment, and a gain of EUR 45 million related to qualifying sales and leaseback transactions for real estate. In 2005, Enterprise Solutions recorded a charge of EUR 29 million for personnel expenses and other costs in connection with the restructuring taken in light of general downturn in market conditions. In 2004, other operating income and expenses included a return of an insurance premium of EUR 160 million and a EUR 12 million loss from the divestiture of Nextrom.
Nokia Group’s operating profit for 2005 increased 7% to EUR 4 639 million compared with EUR 4 326 million in 2004. A substantial increase in Multimedia’s operating profit in 2005 more than offset operating profit declines in the other business groups. Our operating margin was 13.6% in 2005 compared with 14.7% in 2004.

Results by Segments
Mobile Phones
The following table sets forth selective line items and the percentage of net sales that they represent for the Mobile Phones business group for the fiscal years 2005 and 2004.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2005	Net Sales	2004	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	20 811	100%	18 521	100.0%	12%
Cost of sales	(14 331)	(68.9)%	(12 045)	(65.0)%	19%

Gross profit	6 480	31.1%	6 476	35.0%	—
Research and development expenses	(1 245)	(6.0)%	(1 196)	(6.5)%	4%
Selling and marketing expenses	(1 541)	(7.4)%	(1 300)	(7.0)%	19%
Administrative and general expenses	(68)	(0.3)%	(96)	(0.5)%	(29)%
Other operating income and expenses	(28)	(0.1)%	(21)	(0.1)%	33%
Amortization of goodwill	—	—	(77)	(0.4)%	(100)%

Operating profit	3 598	17.3%	3 786	20.4%	(5)%

Mobile Phones business group 2005 net sales increased 12% to EUR 20 811 million compared with EUR 18 521 million in 2004. At constant currency, Mobile Phones business group net sales would have increased by 15%. Sales growth was strongest in China followed by Asia-Pacific, Europe and Middle East & Africa. Net sales declined in North America and to a lesser extent in Latin America. Net sales in 2005 increased as a result of strong demand for the Nokia 6230 mid range family, including the Nokia 6230i (Nokia’s highest revenue generating phone in 2005), the entry level Nokia 1100 family and the Nokia 2600. Volume growth was partially offset by declining ASPs.
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

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2005	Net Sales	2004	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	5 981	100%	3676	100.0%	63%
Cost of sales	(3 492)	(58.4)%	(2 118)	(57.6)%	65%

Gross profit	2 489	41.6%	1558	42.4%	60%
Research and development expenses	(860)	(14.4)%	(863)	(23.5)%	—
Selling and marketing expenses	(705)	(11.8)%	(488)	(13.2)%	44%
Administrative and general expenses	(38)	(0.6)%	(36)	(1.0)%	6%
Other operating income and expenses	(50)	(0.8)%	16	0.4%	—
Amortization of goodwill	—	—	(12)	(0.3)%	—

Operating profit	836	14.0%	175	4.8%	378%

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
In 2005, Multimedia’s selling and marketing expenses increased by 44% to EUR 705 million as a result of increase in marketing and advertising expenses, primarily due to the launch of the Nokia Nseries sub-brand. Selling and marketing expenses were EUR 488 million in 2004. In 2005, selling and marketing expenses represented 11.8% of Multimedia’s net sales compared with 13.2% of its net sales in 2004.
In 2005, other operating income and expenses included a gain of EUR 19 million related to the divesture of the Group’s Tetra business.
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

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2005	Net Sales	2004	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	861	100.0%	839	100.0%	3%
Cost of sales	(459)	(53.3)%	(475)	(56.6)%	(3)%

Gross profit	402	46.7%	364	43.4%	10%
Research and development expenses	(329)	(38.2)%	(304)	(36.2)%	8%
Selling and marketing expenses	(221)	(25.7)%	(199)	(23.7)%	11%
Administrative and general expenses	(74)	(8.6)%	(61)	(7.3)%	21%
Other operating income and expenses	(36)	(4.2)%	(4)	(0.5)%	—
Amortization of goodwill	—	—	(6)	(0.7)%	100%

Operating loss	(258)	(30.0)%	(210)	(25.0)%	23%

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
Enterprise Solutions operating loss increased 23% to EUR 258 million (including a EUR 29 million restructuring charge) in 2005 compared with a loss of EUR 210 million in 2004, with an operating margin of (30.0%) in 2005 and an operating margin of (25.0%) in 2004.

Networks
The following table sets forth selective line items and the percentage of net sales that they represent for the Networks business group for the fiscal years 2005 and 2004.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2005	Net Sales	2004	Net Sales	(Decrease)

	(EUR millions, except percentage data)
Net sales	6 557	100.0%	6 431	100.0%	2%
Cost of Sales	(3 967)	(60.5)%	(3 688)	(57.3)%	8%

Gross profit	2 590	39.5%	2 743	42.7%	(6)%
Research and development expenses	(1 170)	(17.8)%	(1 194)	(18.6)%	(2)%
Selling and marketing expenses	(475)	(7.3)%	(503)	(7.8)%	6%
Administrative and general expenses	(211)	(3.2)%	(210)	(3.3)%	—
Other income and expenses	121	1.8%	48	0.7%	152%
Amortization of goodwill	—	—	—	—	—

Operating profit	855	13.0%	884	13.7%	(3)%

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
In Networks, R&D expenses decreased 2% to EUR 1 170 million compared with EUR 1 194 million in 2004. In 2005, R&D expenses represented 17.8% of Networks net sales compared with 18.6% in 2004. R&D expenses in 2004 included impairments of capitalized R&D of EUR 115 million due to the discontinuation of certain products and base station horizontalization projects and an impairment related to the 3G/ WCDMA radio access network project. If these impairments were excluded, R&D expenses would have increased 8% in 2005. This would have represented 17.8% of Networks net sales in 2005 compared with 16.8% of its net sales in 2004.
In 2005, Networks selling and marketing expenses decreased by 6% to EUR 475 million compared with EUR 503 million in 2004. In 2005, selling and marketing expenses represented 7.3% of Networks net sales compared with 7.8% of its net sales in 2004.
Other operating income and expenses included a gain of EUR 42 million related to the divesture of the Group’s Tetra business and EUR 18 million gain related to the partial sale of a minority investment.
Networks 2005 operating profit decreased to EUR 855 million from EUR 884 million in 2004. The business group’s operating margin for 2005 was 13.0% compared with 13.7% in 2004. The decline in Networks profitability was primarily due to investments in the growing network services market, which generally has lower gross margins than equipment sales, as well as intense price pressure and our ongoing push into markets where historically we have not had a presence.

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
The net debt to equity ratio was negative (77%) at December 31, 2005 compared with a net debt to equity ratio of (79%) at December 31, 2004. See “Item 5.B Liquidity and Capital Resources” below.
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
Minority Interests
Minority shareholders’ interest in our subsidiaries’ profits totaled EUR 74 million in 2005 compared with EUR 67 million in 2004.
Net Profit and Earnings per Share
Net profit in 2005 totaled EUR 3 616 million compared with EUR 3 192 million in 2004, representing a year-on-year increase in net profit of 13% in 2005. Earnings per share in 2005 increased to EUR 0.83 (basic and diluted) compared with EUR 0.69 (basic and diluted) in 2004.
Related Party Transactions
There have been no material transactions during the last three fiscal years to which any director, executive officer or at least 5% shareholder, or any relative or spouse of any of them, was party. There is no significant outstanding indebtedness owed to Nokia by any director, executive officer or at least 5% shareholder.
There are no material transactions with enterprises controlling, controlled by or under common control with Nokia or associates of Nokia.
See Note 33 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.
Exchange Rates
Nokia’s business and results of operations are from time to time affected by changes in exchange rates, particularly between the euro and other currencies such as the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen. See “Item 3.A Selected Financial Data— Exchange Rate Data.” Foreign currency denominated assets and liabilities, together with highly probable purchase and sale commitments, give rise to foreign exchange exposure. In general, depreciation of another currency relative to the euro has an adverse effect on Nokia’s sales and operating profit, while appreciation of another currency relative to the euro has a positive effect, with the exception of Japanese yen, being the only significant foreign currency in which Nokia has more purchases than sales.
During 2006, the US dollar appreciated by approximately 0.7% against the euro (measured by the average rate used to record transactions in foreign currency for accounting purposes for the year compared to average rate for the previous year). During 2005 and 2004, the US dollar depreciated by approximately 1.7% and 10.7%, respectively. The change in value of the US dollar had a slight positive impact on Nokia’s operating profit in 2006 and a slight negative impact in 2005 and material negative impact in 2004. During 2006, the Chinese yuan appreciated by approximately 3.3% against the euro. During 2005 and 2004, the Chinese yuan depreciated by approximately 0.8% and 10.7%, respectively. The change in value of the Chinese yuan had a slight positive impact on Nokia’s operating profit in 2006 and a negative impact in 2005 and 2004. During 2006 and 2004, the UK pound sterling appreciated by approximately 0.3% and 1.2% against the euro, respectively. During 2005, the UK pound depreciated by approximately 0.5%. The change in value of the UK pound sterling had a slightly positive impact on Nokia’s net sales expressed in euros as well as operating profit in 2006 and 2004 and a slight negative impact in 2005. During 2006, 2005 and 2004, the Japanese yen depreciated by approximately 6.0%, 1.6% and 3.0%, respectively against the euro. The change in value of the Japanese yen had a slight positive impact on Nokia’s operating profit in each year. To mitigate the impact of changes in exchange rates on net sales, average product cost as well as operating profit, Nokia hedges all material transaction exposures on a gross basis.
Nokia’s balance sheet is also affected by the translation into euro for financial reporting purposes of the shareholders’ equity of our foreign subsidiaries that are denominated in currencies other than the euro. In general, this translation increases our shareholders’ equity when the euro depreciates, and affects shareholders’ equity adversely when the euro appreciates against the relevant other currencies (year-end rate to previous year-end rate).
For a discussion on the instruments used by Nokia in connection with our hedging activities, see Note 37 to our consolidated financial statements included in Item 18 of this Form 20-F. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and “Item 3.D Risk Factors— Our sales, costs and results are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen as well as certain other currencies.”
Principal Differences Between IFRS and US GAAP
Nokia’s consolidated financial statements are prepared in accordance with IFRS.
Our net profit in 2006 under IFRS was EUR 4 306 million compared with EUR 3 616 million in 2005 and EUR 3 192 million in 2004. Under US GAAP, Nokia would have reported net income of EUR 4 275 million in 2006 compared with EUR 3 582 million in 2005 and EUR 3 343 million in 2004.
The principal differences between IFRS and US GAAP that affect our net profit or loss, as well as our shareholders’ equity, relate to the treatment of capitalization and impairment of development costs, pensions, share-based compensation expense, identifiable intangible assets acquired, amortization and impairment of goodwill, translation of goodwill and cash flow hedges. See Note 38 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for a description of the principal differences between IFRS and US GAAP and for a description of the anticipated impact on the consolidated financial statements of the adoption of recently issued US GAAP accounting standards.

5.B Liquidity and Capital Resources
At December 31, 2006, Nokia’s cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; and available-for-sale investments, liquid assets) decreased to EUR 8 537 million, compared with EUR 9 910 million at December 31, 2005, mainly due to purchases of treasury shares partly offset with the cash from investing activities.
Cash and cash equivalents increased to EUR 3 525 million compared with EUR 3 058 million at December 31, 2005. We hold our cash and cash equivalents predominantly in euros. Cash and cash equivalents totaled EUR 2 457 million at December 31, 2004.
Net cash from operating activities was EUR 4 478 million in 2006 compared with EUR 4 144 million in 2005, and EUR 4 343 million in 2004. In 2006, net cash generated from operating activities increased primarily due to an increase in cash generated from operations and lower income taxes paid. Taxes paid in 2006 included tax refunds of EUR 52 million. In 2005, net cash generated from operating activities decreased primarily due to an increase in working capital.
Net cash from investing activities in 2006 was EUR 1 006 million compared with net cash from investing activities of EUR 1 844 million in 2005, and net cash used in investing activities of EUR 329 million in 2004. Cash flow from investing activities in 2006 included purchases of current available-for-sale investments, liquid assets, of EUR 3 219 million, compared with EUR 7 277 million in 2005, and EUR 10 318 million in 2004. Net cash used in acquisitions of Group companies were EUR 517 million compared with EUR 92 million in 2005 and EUR 0 million in 2004. Additions to capitalized R&D expenses totaled EUR 127 million, representing an decrease compared with EUR 153 million in 2005. In 2004, additions to capitalized R&D were EUR 101 million. Long-term loans made to customers decreased to EUR 11 million in 2006, compared with EUR 56 million in 2005 and EUR 0 million in 2004. Net cash from investing activities in 2006 included EUR 276 million relating recovery of impaired long-term loans made to customers. Capital expenditures for 2006 were EUR 650 million compared with EUR 607 million in 2005 and EUR 548 million in 2004. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development as well as office and manufacturing facilities. Proceeds from maturities and sale of current available-for-sale investments, liquid assets, decreased to EUR 5 058 million, compared with EUR 9 402 million in 2005, and EUR 9 737 million in 2004. During 2005 we sold the remaining holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, we booked proceeds from sale of current available-for-sale investments of EUR 247 million (EUR 587 million in 2004).
Net cash used in financing activities decreased to EUR 4 966 million in 2006 compared with EUR 5 570 million in 2005, primarily as a result of decrease in the purchases of treasury shares with EUR 887 million during 2006. Net cash used in financing activities increased to EUR 5 570 million in 2005 compared with EUR 4 318 million in 2004, primarily as a result of an increase in the purchases of treasury shares with EUR 1 610 million during 2005. Dividends paid increased to EUR 1 553 million in 2006 compared with EUR 1 531 million in 2005 and EUR 1 413 million in 2004.
At December 31, 2006, Nokia had EUR 69 million in long-term interest-bearing liabilities and EUR 247 million in short-term borrowings, offset by EUR 8 537 million in cash and other liquid assets, resulting in a net liquid assets balance of EUR 8 221 million, compared with EUR 9 512 million at the end of 2005. For further information regarding our long-term liabilities, including interest rate structure and currency mix, see Note 25 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F. Our ratio of net interest-bearing debt, defined as short-term and long-term debt less cash and other liquid assets, to equity, defined as shareholders’ equity and minority interests, was (68%), (77%) and (79%) at December 31, 2006, 2005 and 2004, respectively. The change in 2006 resulted from liquid assets used for funding share buybacks.
Nokia’s Board of Directors will propose a dividend of EUR 0.43 per share for the year ended December 31, 2006, subject to shareholders’ approval, compared with EUR 0.37 and EUR 0.33 per share paid per share for the years ended December 31, 2005 and 2004, respectively. See “Item 3.A Selected Financial Data—Distribution of Earnings.”
Nokia has no potentially significant refinancing requirements in 2007. Nokia expects to incur additional indebtedness from time to time as required to finance working capital needs. At December 31, 2006, Nokia had a USD 500 million US Commercial Paper, or USCP, program and a USD 500 million Euro Commercial Paper, or ECP, program. In addition, at the same date, Nokia had a Finnish local commercial paper program totaling EUR 750 million. At December 31, 2006, we also had a committed credit facility of USD 2 000 million and a number of short-term uncommitted facilities. For further information regarding our short-term borrowings, including the average interest rate, see Note 27 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.
Nokia has historically maintained a high level of liquid assets. Management estimates that the cash and other liquid assets level of EUR 8 537 million at the end of 2006, together with Nokia’s available credit facilities, cash flow from operations, funds available from long-term and short-term debt financings, as well as the proceeds of future equity or convertible bond offerings, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirements at least through 2007. The ratings of our short and long-term debt from credit rating agencies have not changed during the year. The ratings at December 31, 2006, were:

Short-term	Standard & Poor’s	A-1
	Moody’s	P-1
Long-term	Standard & Poor’s	A
	Moody’s	A1
We believe that Nokia will continue to be able to access the capital markets on terms and in amounts that will be satisfactory to us, and that we will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary to support our business and to engage in hedging transactions on commercially acceptable terms.
Nokia is not a capital intensive company in terms of fixed assets, but rather invests in research and development, marketing and building the Nokia brand. In 2006, capital expenditures totaled EUR 650 million compared with EUR 607 million in 2005 and EUR 548 million 2004. The increase in 2006 resulted from increased amount of capital expenditures in machinery and equipment to support the company’s growing volumes. Principal capital expenditures during the three years included production lines, test equipment and computer hardware used primarily in research and development as well as office and manufacturing facilities. We expect the amount of capital expenditures during 2007 to be approximately EUR 700 million, and to be funded from our cash flow from operations. This estimate for 2007 does not include the full impact of Nokia Siemens Networks.
Structured Finance
Structured Finance includes customer financing and other third party financing. Network operators in some markets sometimes require their suppliers, including us, to arrange or provide long-term financing as a condition to obtaining or bidding on infrastructure projects. Customer financing continues to be requested by some operators in some markets. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers. See “Item 3.D Risk Factors— Providing customer financing or extending payment terms to customers can be a competitive requirement and could adversely and materially affect our results of operations, financial condition and cash flow.”

The following table sets forth Nokia’s total structured finance, outstanding and committed, for the years indicated.
Structured Finance

	At December 31,

	2006	2005	2004

	(EUR millions)
Financing commitments	164	13	56
Outstanding long-term loans (net of allowances and write-offs)	19	63	—
Outstanding financial guarantees and securities pledged	23	—	3

Total	206	63	59

In 2006, our total structured financing, outstanding and committed, increased to EUR 206 million from EUR 63 million in 2005 and primarily consisted of committed financing to a network operator. Financial guarantees given on behalf of third parties of EUR 23 million were issued during 2006.
In 2005, our total structured financing primarily consisted of the funding of the EUR 56 million 2004 financing commitment to a network operator. The committed financing in 2005 of an additional EUR 13 million to this network did not increase our total and outstanding credit risk from EUR 63 million, as it was available only if the outstanding loan of EUR 56 million was repaid. The guarantees of EUR 3 million outstanding in 2004 were released.
See Notes 8 and 37(b) to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for additional information relating to our committed and outstanding customer financing.
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
The structured financing commitment is available under a loan facility negotiated with a customer of Networks. Availability of the amounts is dependent upon the borrower’s continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan is available to fund capital expenditure relating to purchase of network infrastructure equipment and services from networks.
The following table sets forth the amounts of Nokia’s contingent commitments for the periods indicated. The amounts represent the maximum principal amount of commitments.
Contingent Commitments Expiration Per Period

	2007	2008-2009	2010-2011	Thereafter	Total

	(EUR millions)
Guarantees of Nokia’s performance	175	45	30	9	259
Financial guarantees and securities pledged on behalf of third parties	—	4	—	19	23

Total	175	49	30	28	282

Guarantees of Nokia’s performance include EUR 259 million of guarantees that are provided to certain Networks customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of non-performance by Nokia.
Financial guarantees and securities pledged on behalf of customers represent guarantees relating to payment by certain third parties under specified credit facilities between such third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer.
See Note 31 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for further information regarding commitments and contingencies.
5.C Research and Development, Patents and Licenses
Success in the mobile communications industry requires continuous introduction of new products and solutions based on the latest available technology. This places considerable demands on our research and development, or R&D activities. Consequently, in order to maintain our competitiveness, we have made substantial R&D expenditures in each of the last three years. Our consolidated R&D expenses for 2006 were EUR 3 897 million, an increase of 2% from EUR 3 825 million in 2005. R&D expenses in 2004 were EUR 3 776 million. These expenses represented 9.5%, 11.2% and 12.9% of net sales in 2006, 2005 and 2004, respectively. In 2006, R&D expenses increased in Multimedia and Networks and decreased in Mobile Phones and Enterprise Solutions. In 2005, Multimedia incurred a restructuring charge of EUR 15 million related to R&D activities. R&D expenses in 2004 included impairments of EUR 115 million in Networks due to the discontinuation of certain products and base station horizontalization projects and an impairment related to the WCDMA radio access network project. If the restructuring costs in Multimedia in 2005 (EUR 15 million) and the impairments and write-offs of capitalized R&D costs and the restructuring costs in Networks were excluded from 2004 (impairments of EUR 115 million), R&D expenses would have increased 2% in 2006 and 4% in 2005. This would have represented 9.5% of Nokia net sales in 2006 compared with 11.1% of Nokia net sales in 2005 and 12.5% of Nokia net sales in 2004.
To enable our future growth, we continued to improve the efficiency of our worldwide R&D network and increased our collaboration with third parties. At December 31, 2006, we employed 21 453 people in R&D, representing approximately 31% of Nokia’s total workforce, and had research and development presence in 11 countries. R&D expenses of Mobile Phones as a percentage of its net sales were 5.0% in 2006 compared with 6.0% in 2005 and 6.5% in 2004. In Multimedia, R&D expenses as a percentage of its net sales were 11.5% in 2006 compared with 14.4% in 2005 and 23.5% in 2004. R&D expenses of Enterprise Solutions as a percentage of its net sales were 30.9%, compared with 38.2% in 2005 and 36.2% in 2004. In the case of Networks, R&D expenses represented 15.8%, 17.8% and 18.6% of its net sales in 2006, 2005 and 2004, respectively. If the impairments and write-offs of capitalized R&D costs and restructuring costs described in the previous paragraph were excluded, the R&D expenses of Networks would have represented 15.8%, 17.8% and 16.8% of Networks’ net sales in 2006, 2005 and 2004, respectively.
We reached our target to lower our mobile device R&D expenses/net sales ratio to 8% by the end of 2006, but we did not reach our target to lower our Networks R&D expenses/net sales ratio to 14% by the end of 2006. In an effort to continue to improve our efficiency, Nokia targets an improvement in the ratio of overall Nokia gross margin to R&D expenses in 2007, compared to 2006. See “Item 4.B Business Overview—Technology, Research and Development” and “—Patents and Licenses.”

5.D Trends information
See “Item 5.A Operating Results—Overview” for information on material trends affecting our business and results of operations.
5.E Off-Balance Sheet Arrangements
There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
5.F Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations for the periods indicated.
Contractual Obligations Payments Due by Period

	2007	2008-2009	2010-2011	Thereafter	Total

	(EUR millions)
Long-term liabilities	—	—	—	192	192
Operating leases	214	269	111	71	665
Inventory purchases	1 630	—	—	—	1 630

Total	1 844	269	111	263	2 487

Benefit payments related to the underfunded domestic and foreign defined benefit plan is not expected to be material in any given period in the future. Therefore, these amounts have not been included in the table above for any of the years presented.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and Senior Management
Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors and the Group Executive Board.
Board of Directors
The current members of the Board of Directors were elected at the Annual General Meeting on March 30, 2006, in accordance with the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. On the same date, the Chairman and Vice Chairman were elected by the members of the Board of Directors.
The current members of the Board of Directors are set forth below.

Chairman Jorma Ollila, b. 1950	Chairman of the Board of Directors of Nokia Corporation. Chairman of the Board of Directors of Royal Dutch Shell Plc. Board member since 1995. Chairman since 1999.

Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

Chairman and CEO, Chairman of the Group Executive Board of Nokia Corporation 1999-2006, President and CEO, Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989. Holder of

various managerial positions at Citibank within corporate banking 1978-1985.

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

B.B.A. (University of Wisconsin), M.B.A. (Harvard Business School).

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

Chairman of the Board of Directors of Sampo Plc. Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab and Sandvik AB (publ). Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

Daniel R. Hesse, b. 1953	Chairman and Chief Executive Officer of EMBARQ Corporation. Board member since 2005.

B.A. (University of Notre Dame), M.B.A. (Cornell University), M.S. (Massachusetts Institute of Technology).

CEO of Sprint Communication, Local Telecommunications Division 2005-2006, Chairman, President and CEO of Terabeam 2000-2004, President and CEO of AT&T Wireless Services 1997-2000, Executive Vice President of AT&T 1997-2000. Various managerial positions in AT&T 1977-1997.

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

Degree in Economics and Business Administration (Stockholm School of Economics).

Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986- 1992. Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

Board member of IKANO Holdings S.A.

Dame Marjorie Scardino, b. 1947	Chief Executive and member of the Board of Directors of Pearson plc. Board member since 2001.

B.A. (Baylor), J.D. (University of San Francisco).

Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993, lawyer 1976-1985 and publisher of The Georgia Gazette newspaper 1978-1985.

Keijo Suila, b. 1945	Board member since March 30, 2006.

B.Sc. (Economics and Business Administration) (Helsinki University of Economics and Business Administration).

President and CEO of Finnair Oyj 1999-2005. Holder of various executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oyj, Leaf Group and Leaf Europe during 1985-1998. Chairman of oneworld airline alliance 2003-2004 and member of various international aviation and air transportation associations 1999-2005.

Vice Chairman of the Board of Directors of Kesko Corporation, and Vice Chairman of the Supervisory Board of the Finnish Fair Corporation.

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

Chairman of the Board of Directors of UPM-Kymmene Corporation.

Edouard Michelin was re-elected as a Nokia Board member in the Annual General Meeting on March 30, 2006. Due to his accidental death, Nokia announced on May 29, 2006 that the Board of Directors consisted of the above-mentioned nine members.
Proposal of the Corporate Governance and Nomination Committee of the Board
On March 5, 2007, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on May 3, 2007 regarding the election of the members of the Board of Directors. The Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be 11 and that the following persons be re-elected for a term until the close of the Annual General Meeting in 2008: Georg Ehrnrooth, Daniel R. Hesse, Dr. Bengt Holmström, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Keijo Suila and Vesa Vainio. Moreover, the Committee will propose that Lalita D. Gupte, Prof. Dr. Henning Kagermann, and Olli-Pekka Kallasvuo be elected as new members of the Nokia Board for the term from the Annual General Meeting in 2007 until the close of the Annual General Meeting in 2008. Ms. Gupte is former Joint Managing Director of ICICI Bank Limited, the second-largest bank in India, and currently non-executive Chairman of the ICICI Venture Funds Management Co Ltd. She is also a member of the Board of Directors of Bharat Forge Ltd, Firstsource Solutions Ltd and Kirloskar Brothers Ltd. Dr. Kagermann is CEO and Chairman of the Executive Board of SAP AG, the world’s leading provider of business software, headquartered in Germany. He is also a member of the Supervisory Board of Deutsche Bank AG and Münchener Rückversicherungs-Gesellschaft AG (Munich Re). Mr. Kallasvuo is President and CEO of Nokia Corporation, and he is also a member of the Board of Directors of EMC Corporation.
Group Executive Board
According to our articles of association, we have a Group Executive Board, which is responsible for the operative management of the Group. The Chairman and members of the Group Executive Board are appointed by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.
The Group Executive Board was chaired by Jorma Ollila, Chairman and CEO, until June 1, 2006, when he was released from his duties as the CEO and Chairman of the Group Executive Board. As from June 1, 2006, the Group Executive Board has been chaired by Olli-Pekka Kallasvuo, President and CEO. Niklas Savander, Executive Vice President, Technology Platforms, was appointed a member of the Group Executive Board effective April 1, 2006, and Pertti Korhonen, Chief Technology Officer and Executive Vice President, Technology Platforms, resigned from the Group Executive Board as of the same date.
The current members of our Group Executive Board are set forth below.

Chairman Olli-Pekka Kallasvuo, b. 1953	President and CEO of Nokia Corporation. Group Executive Board member since 1990. Group Executive Board Chairman since 2006. With Nokia 1980-81, rejoined 1982.

LL.M. (University of Helsinki).

President and COO of Nokia Corporation 2005-2006, Executive Vice President and General Manager of Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of

Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.

Member of the Board of Directors of EMC Corporation.

Robert Andersson, b. 1960	Executive Vice President of Customer and Market Operations. Group Executive Board member since 2005. Joined Nokia in 1985.

Master of Business Administration (George Washington University), Master of Science (Economics and Business Administration) (Swedish School of Economics and Business Administration, Helsinki).

Senior Vice President of Customer and Market Operations, Europe, Middle East and Africa 2004-2005, Senior Vice President of Nokia Mobile Phones in Asia-Pacific 2001-2004, Vice President of Sales for Nokia Mobile Phones in Europe and Africa 1998-2001.

Simon Beresford-Wylie, b. 1958	Executive Vice President and General Manager of Networks. Group Executive Board member since 2005. Joined Nokia 1998.

Bachelor of Arts (Economic Geography and History) (Australian National University).

Senior Vice President of Nokia Networks, Asia-Pacific 2003-2004, Senior Vice President, Customer Operations of Nokia Networks, 2002- 2003, Vice President, Customer Operations of Nokia Networks 2000-2002, Managing Director of Nokia Networks in India and Area General Manager, South Asia 1999-2000, Regional Director of Business Development, Project and Trade Finance of Nokia Networks, Asia-Pacific 1998-1999, Chief Executive Officer of Modi Telstra, India 1995-1998, General Manager, Banking and Finance, Corporate and Government business unit of Telstra Corporation 1993-1995, holder of executive positions in the Corporate and Government business units of Telstra Corporation 1989-1993, holder of executive, managerial and clerical positions in the Australian Commonwealth Public Service 1982-1989.

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

Hallstein Moerk, b. 1953	Executive Vice President, Human Resources. Group Executive Board member since 2004. Joined Nokia 1999.

Diplomøkonom (Econ.) (Norwegian School of Management). Holder of various positions at Hewlett-Packard Corporation 1977-1999.

Member of the Board of Advisors of Center for HR Strategy, Rutgers University.

Dr. Tero Ojanperä, b. 1966	Executive Vice President, Chief Technology Officer. Group Executive Board member since 2005. Joined Nokia 1990.

Master of Science (University of Oulu), Ph.D. (Delft University of Technology, The Netherlands).

Executive Vice President & Chief Strategy Officer 2005-2006, Senior Vice President, Head of Nokia Research Center 2002-2004. Vice President, Research, Standardization and Technology of IP Mobility Networks, Nokia Networks 1999-2001. Vice President, Radio Access Systems Research and General Manager of Nokia Networks in Korea, 1999. Head of Radio Access Systems Research, Nokia Networks 1998-1999, Principal Engineer, Nokia Research Center, 1997-1998.

Chairman of Nokia Foundation. A member of Young Global Leader.

Niklas Savander, b. 1962	Executive Vice President, Technology Platforms. Group Executive Board Member 2006. Joined Nokia 1997.

Master of Science (Eng.) (Helsinki University of Technology), Master of Science (Economics and Business Administration) (Swedish School of Economics and Business Administration, Helsinki).

Senior Vice President and General Manager of Nokia Enterprise Solutions, Mobile Devices Business Unit 2003-2006, Senior Vice President, Nokia Mobile Software, Market Operations 2002-2003, Vice President, Nokia Mobile Software, Strategy, Marketing & Sales 2001-2002, Vice President and General Manager of Nokia Networks, Mobile Internet Applications 2000-2001, Vice President of Nokia Network Systems, Marketing 1997-1998. Holder of executive and managerial positions at Hewlett-Packard Company 1987-1997.

Member of the Board of Directors of Tamfelt Oyj. Member of the Board of Directors and secretary of Waldemar von Frenckells Stiftelse.

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

Member of the Board of Directors of Electronic Arts, Inc. Member of the Board of Trustees of International House —New York.

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

Member of the Board of Directors of Finnair Oyj. Member of the Board and its executive committee, Confederation of Finnish Industries (EK), Vice Chairman of the Board, Technology Industries of Finland, Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section, Chairman of the Board of the Finland—China Trade Association.

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

Chairman of the Board of Directors of Amer Group Plc.

Dr. Kai Öistämö, b. 1964	Executive Vice President and General Manager of Mobile Phones. Group Executive Board Member since 2005. Joined Nokia in 1991.

Doctor of Technology (Signal Processing), Master of Science (Engineering) (Tampere University of Technology).

Senior Vice President, Business Line Management, Mobile Phones 2004-2005; Senior Vice President, Mobile Phones Business Unit, Nokia Mobile Phones 2002-2003; Vice

President, TDMA/GSM 1900 Product Line, Nokia Mobile Phones 1999-2002; Vice President, TDMA Product Line 1997-1999; Holder of technical and managerial positions in Nokia Consumer Electronics and Nokia Mobile Phones, 1991-1997.

Member of the Board of Directors of the Finnish Funding Agency for Technology and Innovation (Tekes). Chairman of the Research and Technology Committee of the Confederation of Finnish Industries (EK).
6.B Compensation
The following section reports the remuneration to the Board of Directors and describes our compensation policies and actual compensation for the Group Executive Board and other executive officers as well as our use of equity incentives.
Board of Directors
For the year ended December 31, 2006, the aggregate remuneration of the non-executive members of the Board of Directors was EUR 1 472 500. This amount includes the full annual remuneration of Jorma Ollila, Chairman (Chairman and CEO until June 1, 2006) for his services as Chairman of the Board of Directors, only. Non-executive members of the Board of Directors do not receive stock options, performance shares, restricted shares or other variable compensation. The remuneration for members of the Board of Directors is resolved annually by our Annual General Meeting, upon proposal by the Corporate Governance and Nomination Committee of the Board. The remuneration is resolved for the period from the respective Annual General Meeting until the next Annual General Meeting.
When preparing the Board of Directors’ remuneration proposal, it is the policy of the Corporate Governance and Nomination Committee of the Board to review and compare the level of board remuneration paid in other global companies with net sales and business complexity comparable to that of Nokia. The Committee’s aim is that the company has an effective Board consisting of world-class professionals representing appropriate and diverse mix of skills and experience. A competitive Board remuneration contributes to our achievement of this target. Further, it is the company policy that a significant proportion of director remuneration is paid in the form of Nokia shares.
Remuneration of the Board of Directors in 2006
The following table sets forth the total annual remuneration paid to the members of the Board of Directors for 2006, as resolved by the shareholders at the Annual General Meeting on March 30, 2006.

						Change in
						Pension Value
		Fees			Non-Equity	and Nonqualified
		Earned or			Incentive	Deferred
		Paid in	Stock		Plan	Compensation	All Other
		Cash	Awards	Options Awards	Compensation	Earnings	Compensation	Total
	Year	(EUR)(1)	(EUR)(2)	(EUR)(2)	EUR(2)	(EUR)(2)	(EUR)(2)	(EUR)

Chairman, Jorma Ollila (3)	2006	375 000	–	–	–	–	–	375 000
Paul J. Collins(4)	2006	162 500	–	–	–	–	–	162 500
Georg Ehrnrooth(5)	2006	120 000	–	–	–	–	–	120 000
Daniel R. Hesse	2006	110 000	–	–	–	–	–	110 000
Bengt Holmström	2006	110 000	–	–	–	–	–	110 000
Per Karlsson(6)	2006	135 000	–	–	–	–	–	135 000
Marjorie Scardino	2006	110 000	–	–	–	–	–	110 000
Keijo Suila(7)	2006	120 000	–	–	–	–	–	120 000
Vesa Vainio(8)	2006	120 000	–	–	–	–	–	120 000
(9)

(1)	Approximately 60% of each Board member’s annual remuneration is paid in cash and the balance in Nokia shares acquired from the market.

(2)	Not applicable to any non-executive member of the Board of Directors.

(3)	This table includes fees paid for Mr. Ollila, Chairman, for his services as Chairman of the Board. For compensation paid in his role as CEO until June 1, 2006, please refer to Summary Compensation Table on page 90.

(4)	The 2006 fee of Mr. Collins amounted to a total of EUR 162 500, consisting of a fee of EUR 137 500 for services as Vice Chairman of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.

(5)	The 2006 fee of Mr. Ehrnrooth amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(6)	The 2006 fee of Mr. Karlsson amounted to a total of EUR 135 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.

(7)	The 2006 fee of Mr. Suila amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(8)	The 2006 fee of Mr. Vainio amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(9)	Edouard Michelin, who was elected as a member of the Board in the Annual General meeting on March 30, 2006, was paid the annual fee of EUR 110 000 prior to his accidental death in May 2006.
Remuneration of the Board of Directors in 2005 and 2004
In 2005, the remuneration approved by the shareholders at the Annual General Meeting in 2005 was as follows: EUR 165 000 for the Chairman, EUR 137 500 for the Vice Chairman, and EUR 110 000 for each other member of the Board. As additional annual remuneration, the Chairman of the Audit Committee and the Chairman of the Personnel Committee received EUR 25 000 each. In addition, other members of the Audit Committee received EUR 10 000 each. In 2005, the Chairman of the Board was Jorma Ollila, the Vice Chairman was Paul J. Collins and the other members were Georg Ehrnrooth, Daniel R. Hesse, Bengt Holmström, Per Karlsson, Edouard Michelin, Marjorie Scardino, Vesa Vainio and Arne Wessberg. Mr. Collins was the Chairman of the Personnel Committee and Mr. Karlsson the Chairman of the Audit Committee, and other members of the Audit Committee were Mr. Ehrnrooth, Mr. Vainio and Mr. Wessberg.

In 2004, the remuneration approved by the shareholders at the Annual General Meeting in 2004 was as follows: EUR 150 000 for the Chairman, EUR 125 000 for the Vice Chairman, and EUR 100 000 for each other members of the Board. As additional annual remuneration, the Chairman of the Audit Committee and the Chairman of the Personnel Committee received EUR 25 000 each. In 2004, the Chairman of the Board was Mr. Ollila, the Vice Chairman was Mr. Collins and the other members were Mr. Ehrnrooth, Mr. Holmström, Mr. Karlsson, Ms. Scardino, Mr. Vainio and Mr. Wessberg. Mr. Collins was the Chairman of the Personnel Committee and Mr. Karlsson was the Chairman of the Audit Committee.
Proposal of the Corporate Governance and Nomination Committee of the Board
On March 5, 2007, the Corporate Governance and Nomination Committee of the Board announced that it will propose to the Annual General Meeting to be held on May 3, 2007 that the annual remuneration payable to the Board members to be elected at the same meeting for the term until the close of the Annual General Meeting in 2008, be as follows: EUR 375 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member. In addition, the Corporate Governance and Committee will propose that the Chairman of the Audit Committee and the Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000, and each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Committee will propose that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market.
Executive Compensation
Executive Compensation Philosophy
Nokia operates in the extremely competitive, complex and rapidly evolving mobile communications industry. We are a leading company in the industry and conduct a global business. The key objectives of the executive compensation programs are to attract, retain, and motivate talented executive officers that drive Nokia’s success and industry leadership. The executive compensation programs are designed to:

•	provide competitive base pay rates,

•	provide a total compensation that is competitive with the relevant market,

•	attract and retain outstanding executive talent,

•	deliver significant variable cash compensation for the achievement of stretch goals, and

•	align the interests of the executive officers with those of the shareholders through long-term incentives in the form of equity-based awards.
The Personnel Committee of the Board benchmarks Nokia’s compensation practices against those of other relevant companies in the same or similar industries and of the same or similar revenue size. The relevant companies include high technology and telecommunications companies that are headquartered in Europe and the United States.
The Personnel Committee of the Board reviews all levels of the executive officers’ compensation on an annual basis and, from time to time during the year, when special needs arise. The Committee reviews and recommends to the Board the corporate goals and objectives relevant to the compensation of the President and CEO, evaluates the performance of the President and CEO in light of those goals and objectives, and proposes to the Board for its approval the compensation level of the President and CEO. The Personnel Committee approves all compensation for the Group Executive Board (other than the President and CEO) and other direct reports to the President and CEO, including long-term equity incentives. The Personnel Committee also reviews the results of the evaluation of the performance of the Group Executive Board members and other direct reports to the President and CEO, and approves their incentive compensation based on such evaluation.

The Personnel Committee considers the following factors, among others, in its review when determining the compensation of Nokia’s executive officers:

•	The compensation levels for similar positions (in terms of scope of position, revenues, number of employees, global responsibility and reporting relationships) in relevant benchmark companies,

•	The performance demonstrated by the executive officer during the last year,

•	The size and impact of the role on Nokia’s overall performance and strategic direction,

•	The internal comparison to the compensation levels of the other executive officers of Nokia, and

•	Past experience and tenure in role.
The Committee uses outside independent consultants to obtain benchmark data and information on current market trends, and for advice regarding specific compensation questions.
Components of Executive Compensation
The compensation program for executive officers includes the following components:
Annual Cash Compensation

•	Base salaries targeted at globally competitive market levels.

•	Short-term cash incentives tied directly to performance and representing a significant portion of an executive officer’s total annual cash compensation. The short-term cash incentive opportunity is expressed as a percentage of the executive officer’s annual base salary. These award opportunities and measurement criteria are presented in the table below. The incentive payout formula is determined by two main factors: (a) a comparison of Nokia’s actual performance to pre-established targets for net sales, operating profit and operating cash flow and (b) a comparison of each executive officer’s individual performance to his/her predefined targets. Certain executive officers may also have objectives related to market share, quality, technology innovation, new product revenue, or other objectives of key strategic importance which require a discretionary assessment of performance by the Personnel Committee of the Board. The target setting as well as the weighting of each measure also require the Personnel Committee’s approval. The final incentive payout is determined by multiplying each executive’s eligible salary by: (1) his/her incentive target percent; and (2) the results of above mentioned factors (a) and (b). The Personnel Committee of the Board may also apply discretion when evaluating actual results against targets and the resulting incentive payouts. In certain exceptional situations, the actual short-term cash incentive awarded to the executive officer could be zero. The maximum payout is only possible with maximum performance on all measures.

A portion of the short-term cash incentives is paid twice each year based on the performance for each of Nokia’s short-term plans that end on June 30 and December 31 of each year. Another portion is paid annually at the end of the year, based on the Personnel Committee’s assessment of Nokia’s total shareholder return compared to key competitors in the high technology and telecommunications industries and relevant market indices over one-, three- and five-year periods. In the case of the President and CEO, the annual incentive award is also partly based on his performance compared against strategic leadership objectives.

Incentive as a % of Annual Base Salary

	Minimum	Target	Maximum
Position	Performance	Performance	Performance	Measurement Criteria

President and CEO(1)	0%	100%	225%	Financial Objectives (includes targets for net sales, operating profit and operating cash flow measures)
	0%	25%	37.50%	Total Shareholder Return (comparison made with key competitors in the high technology and telecommunications industries over one, three and five year periods)
	0%	25%	37.50%	Strategic Objectives

Total	0%	150%	300%

Group Executive Board	0%	75%	168.75%	Financial & Strategic Objectives

	0%	25%	37.50%	Total Shareholder Return (2)

Total	0%	100%	206.25%

(1)	Olli-Pekka Kallasvuo’s discretionary annual incentive of 100% tied to financial objectives and 25% tied to total shareholder return covered his position as President and COO until May 31, 2006 and his position as President and CEO from June 1, 2006 onwards. The additional incentive of 25% tied to strategic objectives became effective as of June 1, 2006, and is, therefore, prorated for seven months.

(2)	Only some of the Group Executive Board members are eligible for the additional 25% total shareholder return element.
More information on the actual cash compensation paid in 2006 to our executive officers is in the “Summary Compensation Table 2006” on page 90.
Long-Term Equity-Based Incentives
Long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares are used to align executive officers interests with shareholders’ interests, reward performance, and encourage retention. These awards are determined on the basis of several factors, including a comparison of the executive officer’s overall compensation with that of other executives in the relevant market. Performance shares are Nokia’s main vehicle for long-term equity-based incentives and only vest as shares, if at least one of the pre-determined threshold performance levels, tied to Nokia’s financial performance, is achieved by the end of the performance period. Stock options are granted to fewer employees that are in more senior and executive positions. Stock options create value for the executive officer, once vested, if the Nokia share price is higher than the exercise price of the option established at grant, thereby aligning the interests of the executives with those of the shareholders. Restricted shares are used primarily for retention purposes and they vest fully after the close of a pre-determined restriction period. These equity-based incentive awards are generally forfeited, if the executive leaves Nokia prior to vesting.
Information on the actual equity-based incentives granted to the members of our Group Executive Board is included in “Item 6.E Share Ownership.”

Actual Executive Compensation for 2006
At December 31, 2006, Nokia had a Group Executive Board consisting of 11 members. The changes in the membership of our Group Executive Board during 2006 were as follows: Jorma Ollila resigned from his position as CEO and Chairman of the Group Executive Board effective June 1, 2006 and, at that same time, Olli-Pekka Kallasvuo was appointed as CEO and Chairman of the Group Executive Board. Pertti Korhonen resigned as a member of the Group Executive Board with effect from April 1, 2006 and ceased employment with us effective June 1, 2006. Niklas Savander was appointed as a new member to the Group Executive Board as Executive Vice President and Head of Technology Platforms, effective April 1, 2006.
The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Group Executive Board under our equity plans in 2006.
Gains realized upon exercise of stock options and share-based incentive grants vested for the members of the Group Executive Board during 2006 are included in “Item 6.E Share Ownership.”
Aggregate Cash Compensation to the Group Executive Board for 2006

	Number of
	Members		Cash
	December 31,		Incentive
Year	2006	Base Salaries(3)	Payments(1)(2)

		EUR	EUR
2006	11	5 273 684	3 300 759

(1)	Includes payments pursuant to cash incentive arrangements for the 2006 calendar year. The cash incentives are paid as a percentage of annual base salary based on Nokia’s short-term cash incentives.

(2)	Excluding any gains realized upon exercise of stock options, which are described in “Item 6.E Share Ownership.”

(3)	Includes base pay and bonuses to Pertti Korhonen for the period until March 31, 2006, to Jorma Ollila until May 31, 2006 (including his compensation as CEO only) and to Niklas Savander as from April 1, 2006.
Long-Term Equity-Based Incentives Granted in 2006(1)

Total Number
	Group Executive Board(3)	Total	of Participants

Performance Shares at Threshold(2)	380 000	5 140 736	13 500
Stock Options	1 520 000	11 421 939	5 200
Restricted Shares	405 000	1 669 050	250

(1)	The equity-based incentive grants are generally forfeited if the employment relationship terminates with Nokia. The settlement is conditional upon performance and service conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 23 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

(2)	At maximum performance, the settlement amounts to four times the number of performance shares originally granted at threshold.

(3)	Including Pertti Korhonen until March 31, 2006, Jorma Ollila until May 31, 2006 and Niklas Savander from April 1, 2006.

Summary Compensation Table 2006

									Change in
									Pension Value
									and Nonqualified
Name and							Non-Equity		Deferred
Principal					Stock	Option	Incentive Plan		Compensation		All Other
Position	Year**		Salary	Bonus(1)	Awards(2)	Awards(2)	Compensation		Earnings		Compensation		Total

			EUR	EUR	EUR	EUR	EUR		EUR		EUR		EUR
Jorma Ollila	2006		609 524	643 942	5 105 118	1 220 610		*		(3)	662 764	(5)	8 241 955
Chairman of the Board	2005		1 500 000	3 212 037						(4)
and former CEO (CEO	2004		1 475 238	1 936 221
until June 1)

Olli-Pekka Kallasvuo	2006		898 413	664 227	1 529 732	578 465		*	1 496 883	(3)(6)	38 960	(7)	5 206 680
President and CEO	2005		623 524	947 742
(President and COO until June 1)	2004		584 000	454 150

Richard Simonson	2006	(8)	460 070	292 673	958 993	194 119		*			84 652	(9)	1 990 507
EVP and Chief Financial Officer	2005		461 526	634 516

Anssi Vanjoki	2006		505 343	353 674	938 582	222 213		*	215 143	(3)	29 394	(10)	2 264 349
EVP and General Manager,
Multimedia	2005		476 000	718 896

Mary McDowell	2006	(8)	466 676	249 625	786 783	213 412		*			45 806	(11)	1 762 302
EVP and General Manager,
Enterprise Solutions

Hallstein Moerk	2006	(8)	390 854	205 516	652 530	123 802		*		(12)	269 902	(13)	1 642 603
EVP and Head of Human
Resources

(1)	Bonus payments are part of Nokia’s short-term cash incentives. The amount consists of the bonus awarded and paid or payable by Nokia for the respective fiscal year.

(2)	Amounts shown represent share based compensation expense recognized in 2006 for all outstanding equity grants in accordance IFRS 2, Share-based payment.

(3)	The change in pension value represents the proportionate change in the company’s liability related to the individual executive. These executives participate in the Finnish TEL pension system that provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. The TEL system is a partly funded and a partly pooled “pay as you go” system. The figures shown represent only the change in liability for the funded portion. The method used to derive the actuarial IFRS valuation is based upon salary information at December 31, 2005. Actuarial assumptions including salary increases and inflation have been determined to arrive at the valuation at the year end 2006.

(4)	Nokia’s liability of EUR 676 117 for Mr. Ollila’s disability benefit under the Finnish TEL pension (see footnote 3 above) was cancelled upon end of his employment effective on June 1, 2006. Furthermore, Nokia’s liability of EUR 4 787 000 for Mr. Ollila’s early retirement benefit at the age of 60 provided under his service agreement was also cancelled as of June 1, 2006. These resulted in a decrease of Nokia’s total liability of EUR 5 463 117.

(5)	All other compensation for Mr. Ollila includes: EUR 375 000 for his services as Chairman of the Board or Directors, also disclosed in the Remuneration of the Board of Directors table on page 85; a payout of EUR 166 666 for unused vacation days upon end of employment; service awards in the amount of EUR 119 048 and EUR 2 050 for driver and mobile phone.

(6)	The change in pension value for Mr. Kallasvuo includes EUR 194 883 for the proportionate change in the company’s liability related to the individual under the funded part of the Finnish TEL pension (see footnote 3 above). In addition, it includes EUR 1 302 000 for the change in liability in the early retirement benefit at the age of 60 provided under his service contract.

(7)	All other compensation for Mr. Kallasvuo includes: EUR 21 240 for car allowance, EUR 10 000 for financial counseling, EUR 4 680 for driver and EUR 3 040 for mobile phone and club membership.

(8)	Salaries, benefits and perquisites of Mr. Simonson, Mr. Moerk and Ms. McDowell are paid and denominated in USD. Amounts were converted to EUR using year-end 2006 USD/EUR exchange rate of 1.31.

(9)	All other compensation for Mr. Simonson includes: EUR 13 282 company contributions to the 401(k) plan, EUR 23 419 company contributions to the Restoration and Deferral Plan, EUR 21 519 provided as benefit under Nokia’s relocation policy, EUR 12 977 for car allowance and EUR 13 454 for financial counseling.

(10)	All other compensation for Mr. Vanjoki includes: EUR 19 154 for car allowance; EUR 10 000 for financial counseling and the remainder for mobile phone.

(11)	All other compensation for Ms. McDowell includes: EUR 13 282 company contributions to the 401(k) plan, EUR 13 105 company contributions to the Restoration and Deferral Plan, EUR 2 688 provided as benefit under Nokia’s relocation policy, EUR 12 977 for car allowance and EUR 3 753 for financial counseling.

(12)	The change in pension value for Mr. Moerk was reduced by EUR 80 000. This represents the change in Nokia’s liability in the retirement benefit at age of 62 provided under his service contract.

(13)	All other compensation for Mr. Moerk includes: EUR 245 434 provided as a benefit under Nokia’s expatriate policy and EUR 24 468 for car allowance, financial counseling and Employee Stock Purchase Plan benefit.

*	None of the named executive officers participated in a formulated, non-discretionary, incentive plan. Annual incentive payments are included under the “Bonus” column.

**	History has been provided for those data elements previously disclosed.
Equity Grants in 2006(1)

		Option Awards				Stock Awards

			Number of			Performance	Performance
			Shares	Grant	Grant Date	Shares at	Shares at	Restricted	Grant Date
Name and Principal		Grant	underlying	Price	Fair Value(2)	Threshold	Maximum	Shares	Fair Value(3)
Position	Year	Date	Options	(EUR)	(EUR)	(Number)	(Number)	(Number)	(EUR)

Jorma Ollila Chairman of the Board and former CEO (CEO until June 1)	2006	May 5	400 000	18.02	1 349 229	100 000	400 000	100 000	4 666 937

Olli-Pekka Kallasvuo President and CEO (President and COO until June 1)	2006	May 5	300 000	18.02	1 011 922	75 000	300 000	100 000	3 668 604

Richard Simonson EVP and Chief Financial Officer	2006	May 5	100 000	18.02	337 307	25 000	100 000	25 000	1 102 125

Anssi Vanjoki EVP and General Manager, Multimedia	2006	May 5	100 000	18.02	337 307	25 000	100 000	25 000	1 102 125

Mary McDowell EVP and General Manager, Enterprise Solutions	2006	May 5	100 000	18.02	337 307	25 000	100 000	25 000	1 102 125

Hallstein Moerk EVP and Head of Human Resources	2006	May 5	60 000	18.02	202 384	15 000	60 000	15 000	661 275

(1)	Including all grants made during 2006. Stock option grants were made under the Nokia Stock Option Plan 2005, performance share grants under the Nokia Performance Share Plan 2006 and restricted share grants under the Nokia Restricted Share Plan 2006.

(2)	The fair values of stock options equal the estimated fair value on the grant date, calculated using the Black-Scholes model. The stock option exercise price is EUR 18.02. The Helsinki Stock Exchange closing market price at grant date was EUR 17.97.

(3)	The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of performance shares is presented on the basis of a number of shares which is two times the number at threshold.
Pension Arrangements for the Members of the Group Executive Board
The members of the Group Executive Board in 2006 participate in the local retirement programs applicable to employees in the country where they reside. Executives in Finland participate in the Finnish TEL pension system, which provides for a retirement benefit based on years of service and earnings according to a prescribed statutory system. Under the Finnish TEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. The Finnish TEL pension scheme provides for early retirement benefits at age 62 with a reduction in the amount of retirement benefits. Standard retirement benefits are available from age 63 to 68, according to an increasing scale.
Executives in the United States participate in Nokia’s Retirement Savings and Investment Plan. Effective July 1, 2006, under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. Prior to July 1, 2006 participants could elect to make voluntary pre-tax contributions that were 100% matched by Nokia up to 6% of eligible earnings with an additional annual discretionary contribution of up to 2% of eligible earnings made by Nokia. For participants earning in excess of the eligible earning limit, Nokia offers an additional Restoration and Deferral Plan. This plan allows employees to defer up to 50% of their salary and 100% of their bonus into a non-qualified plan. Prior to July 1, 2006, Nokia also made annual discretionary contributions to this non-qualified plan of up to 2% of the earnings above 401(k) eligibility limits. Effective July 1, 2006, these 2% discretionary contributions were eliminated. The last contributions were made in 2006 based on 2005 earnings.
Olli-Pekka Kallasvuo can, as part of his service contract, retire at the age of 60 with full retirement benefit should he be employed by Nokia at the time. The full retirement benefit is calculated as if Mr. Kallasvuo had continued his service with Nokia through the statutory retirement age of 65.
Jorma Ollila’s service contract ended as of June 1, 2006, after which he is not eligible to receive any additional retirement benefits from Nokia.
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
Hallstein Moerk, following his arrangement with a previous employer, has also in his current position at Nokia a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reduced benefits.
Service Contracts
Jorma Ollila’s service contract, which covered his position as CEO, ended as of June 1, 2006 without any severance or other payments from Nokia. Following the termination of his service contract, he is no longer eligible for incentives, bonuses, stock options or other equity grants or additional retirement benefits from Nokia. Mr. Ollila was entitled to retain all vested and unvested stock options and other equity compensation granted to him prior to June 1, 2006.
Olli-Pekka Kallasvuo’s service contract covers his current position as President and CEO and Chairman of the Group Executive Board. The contract also covered his prior position as President and COO. Mr. Kallasvuo’s annual total gross base salary, which is subject to an annual review by the Board of Directors, was EUR 750 000 from January 1, 2006 until May 31, 2006, and is EUR 1 000 000 from June 1, 2006. His incentive targets under the Nokia short-term incentive plan were 125% of annual gross base salary, starting from January 1, 2006 and are 150% of annual gross base salary, starting June 1, 2006. In case of termination by Nokia for reasons other than cause, including a change of control, Mr. Kallasvuo is entitled to a severance payment of up to 18 months of compensation (both annual total gross base salary and target incentive). In case of termination by Mr. Kallasvuo, the notice period is 6 months and he is entitled to a payment for such notice period (both annual total gross base salary and target incentive for 6 months). Mr. Kallasvuo is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated for cause, Mr. Kallasvuo may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual total gross base salary and target incentive for the respective period during which no severance payment is paid.
Equity-Based Compensation Programs
General
During the year ended December 31, 2006, Nokia sponsored three global stock option plans, three global performance share plans and four global restricted share plans. Both executives and employees participate in these plans. In 2004, Nokia introduced performance shares as the main element to the company’s broad-based equity compensation program to further emphasize the performance element in employees’ long-term incentives. Thereafter, the number of stock options granted has been significantly reduced. The rationale for using both performance shares and stock options for employees in higher job grades is to build an optimal and balanced combination of equity-based incentives. The program intends to align the potential value received by participants directly with the performance of Nokia. Since 2003, Nokia has also granted restricted shares to a small selected number of employees each year.
The broad-based equity incentive program in 2006, which was approved by the Board of Directors, followed the structure of the program in 2005. The target group for the 2006 equity-based incentive program continued to be broad, with a wide number of employees in many levels of the organization eligible to participate. The aggregate number of participants in all of Nokia’s equity-based programs in 2006 was approximately 30 000, which is similar to the number in 2005.
The equity-based incentive grants are generally conditional upon continued employment with Nokia, as well as the fulfillment of performance and other conditions, as determined in the relevant plan rules.
For a more detailed description of all of Nokia’s equity-based incentive plans, see Note 23 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.
Performance Shares
We have granted performance shares under the global 2004, 2005 and 2006 plans, each of which has been approved by the Board of Directors.
The performance shares represent a commitment by Nokia to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: Nokia’s average annual net sales growth target for the performance period of the plan and earnings per share (“EPS”) target at the end of the performance period. The 2004 and 2005 plans have a four-year performance period, including a possibility for an interim payout, and the 2006 plan has a three-year performance period without any interim payout. For the 2004 plan, the performance period consists of the fiscal years 2004 through 2007, with an interim payout made in 2006. For the 2005 plan the performance period consists of the fiscal years 2005 through 2008, with a possibility for an interim payout in 2007. The second and final payout, if any, under both the 2004 and 2005 plans, will be after the close of the respective four-year performance periods. In the 2004 and 2005 plans average annual net sales growth and separate EPS threshold and maximum levels have been determined for the interim measurement period and for the full performance period. For the 2006 plan, the performance period consists of the fiscal years 2006 through 2008, with no interim measurement period. The final payout, if any, will be made in 2009 after the close of the three-year performance period. Until the Nokia shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights, associated with the performance shares.
Performance share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Approvals for performance share grants to the CEO are made by the Board of Directors, and for the Group Executive Board members and other direct reports of the CEO by the Personnel Committee of the Board.
Stock Options
Nokia’s outstanding global stock option plans were approved by the Annual General Meetings in the year when each plan was launched, i.e., in 2001, 2003 and 2005.
Each stock option entitles the holder to subscribe for one new Nokia share. Under the 2001 stock option plan, the stock options are transferable by the participants. Under the 2003 and 2005 plans, the stock options are non-transferable. All of the stock options have a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter. The stock options granted under the plans generally have a term of five years.
The exercise price of the grant is determined at the time of grant on a quarterly basis. The exercise prices are determined in accordance with a pre-agreed schedule after the release of Nokia’s periodic financial results and are based on the trade volume weighted average price of a Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any short term fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have right to amend the above-described determination of exercise price.
Stock option grants are approved by the CEO at the time of stock option pricing on the basis of an authorization given by the Board of Directors. Approvals for stock option grants to the CEO are made by the Board of Directors, and the Group Executive Board members and other for direct reports of the CEO by the Personnel Committee of the Board.
Restricted Shares
Since 2003, we have granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is Nokia’s philosophy that restricted shares will be used only for key management positions and other critical resources. The 2003, 2004, 2005 and 2006 restricted share plans have been approved by the Board of Directors.
All of our restricted share plans have a restriction period of three years after grant. Once the shares vest, they will be transferred and delivered to the recipients. Until the Nokia shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. Restricted share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Approvals for restricted share grants to the CEO are made by the Board of Directors, and for the Group Executive Board members and other direct reports of the CEO by the Personnel Committee of the Board.
Other Equity Plans for Employees
In addition to our global equity plans described above, we have equity plans for Nokia acquired businesses or employees in the United States and Canada under which participants can receive Nokia ADSs. These equity plans do not result in an increase in the share capital of Nokia. The Nokia Auxiliary Equity Plan which was launched in 2006, is a plan under which performance shares, stock options and restricted shares can be granted. Under the Nokia Auxiliary Equity Plan 2006, Nokia may award equity instruments based in Nokia ordinary shares or Nokia ADSs to eligible employees of Nokia Group or eligible employees in acquired businesses up to the aggregate maximum of 4 million shares. Under the Nokia Auxiliary Equity Plan 2006 grants can be made under more than one sub-plan and the plan is currently comprised of the Nokia Auxiliary Performance Share Plan 2006, the Nokia Auxiliary Stock Option Plan 2006 and the Nokia Auxiliary Restricted Share Plan 2006.
We have also an Employee Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The purchase of the ADSs is funded through monthly payroll deductions from the salary of the participants, and the ADSs are purchased on a monthly basis. As of December 31, 2006, a total of 2 276 233 ADSs had been purchased under this plan since its inception, and there were a total of approximately 1 000 participants. For more information of these plans, see Note 23 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.
Equity-Based Compensation Program 2007
The Board of Directors announced the proposed scope and design for the 2007 Equity Program on January 25, 2007. The main equity instrument will be performance shares. In addition, stock options will be granted to a more limited population, and restricted shares will be used for a small number of high potential and critical employees.
Performance Share Plan 2007
The Performance Share Plan in 2007 approved by the Board of Directors will cover a performance period of three years (2007-2009) with no interim measurement period. No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria:

(1)	Average Annual Net Sales Growth: performance period 2007-2009, and

(2)	Reported, basic EPS: 2009.
The actual threshold and maximum levels will be determined and disclosed during the first quarter 2007.
Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2006 through 2009. Both the EPS and Average Annual Net Sales Growth criteria are equally weighted and performance under each of the two performance criteria are calculated independent of each other.
Achievement of the maximum performance for both criteria will result in the vesting of maximum of 12 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for both criteria will result in the vesting of approximately 3 million shares. If only one of the threshold levels of performance is achieved, only approximately 1.5 million of the performance shares will vest. If none of the threshold levels are achieved, then none of the performance shares will vest. For performance between the threshold and maximum performance levels, the vesting follows a linear scale. If the required performance levels are achieved, the vesting will take place in 2010. Until the Nokia shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.
Stock Option Plan 2007
The Board of Directors will make a proposal for Stock Option Plan 2007 to be approved by the shareholders at the Annual General Meeting on May 3, 2007. The stock option grants in 2007 are expected to be made primarily out of the Stock Option Plan 2007, which is proposed to be a four-year plan amounting to a maximum of 20 million stock options to be granted from 2007 to 2010. Each stock option would entitle the option holder to subscribe for one Nokia share. The exercise price of the stock options would be determined at the time of grant on a quarterly basis and would be based on the trade volume weighted average price of a Nokia share on the Helsinki Stock Exchange for the first whole week of the second month of the calendar quarter (i.e. February, May, August or November). The stock options would have a vesting schedule with a 25% vesting one year after grant and quarterly vesting thereafter. The subcategories of stock options expected to be issued under the plan would generally have a term of five years, with the last of the subcategories expiring as of December 31, 2015. The determination of exercise price is defined in the terms and conditions of the stock option plan to be presented for shareholders’ approval at the Annual General Meeting. The Board of Directors would not have right to amend the above described determination of exercise price.
Restricted Share Plan 2007
The restricted shares to be granted under the Restricted Share Plan 2007 will have a three-year restriction period. The restricted shares will vest and the payable Nokia shares be delivered mainly in 2010, subject to fulfillment of the service period criteria. Recipients will not have any shareholder rights or voting rights during the restriction period, until the Nokia shares are transferred and delivered to plan participants at the end of the restriction period.
Maximum Planned Grants
The maximum number of planned grants under the 2007 Equity Program (i.e., performance shares, stock options and restricted shares) are set forth in the table below. The planned amounts for 2007 are less than the total amounts approved and disclosed in 2006.

Maximum Number of Planned Grants under
Plan type	the 2007 Equity Program in 2007

Stock Options	5 million
Restricted Shares	4 million
Performance Shares at Threshold(1)	3 million

(1)	The maximum number of shares to be delivered at maximum performance is four times the number originally granted (at threshold), i.e. a total of 12 million Nokia shares.
As of December 31, 2006, the total dilutive effect of Nokia’s stock options, performance shares and restricted shares outstanding, assuming full dilution, was approximately 3.4% in the aggregate. The potential maximum effect of the proposed equity program 2007, would be approximately another 0.8%.

6.C Board Practices
The Board of Directors
The operations of the company are managed under the direction of the Board of Directors, within the framework set by the Finnish Companies Act and our articles of association and the complementary Corporate Governance Guidelines and related charters adopted by the Board.
The Board represents and is accountable to the shareholders of the company. The Board’s responsibilities are active, not passive, and include the responsibility regularly to evaluate the strategic direction of the company, management policies and the effectiveness with which management implements its policies. The Board’s responsibilities further include overseeing the structure and composition of the company’s top management and monitoring legal compliance and the management of risks related to the company’s operations. In doing so the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.
The Board has the responsibility for appointing and discharging the Chief Executive Officer and the other members of the Group Executive Board. The Chief Executive Officer also acts as President, and his rights and responsibilities include those allotted to the President under Finnish law. Subject to the requirements of Finnish law, the independent directors of the Board confirm the compensation and the employment conditions of the Chief Executive Officer upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Group Executive Board are approved by the Personnel Committee upon the recommendation of the Chief Executive Officer.
The basic responsibility of the members of the Board is to act in good faith and with due care so as to exercise their business judgment on an informed basis in what they reasonably and honestly believe to be the best interests of the company and its shareholders. In discharging that obligation, the directors must inform themselves of all relevant information reasonably available to them.
Pursuant to the articles of association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 10 members. The members of the Board are elected for a term of one year at each Annual General Meeting, which convenes each year by May 15. The Annual General Meeting held on March 30, 2006 elected 10 members to the Board of Directors. Due to the accidental death of one member, Edouard Michelin, Nokia announced on May 29, 2006 that the Board of Directors thereafter consisted of the remaining nine members. On January 25, 2007, the Nokia Board announced that it would propose to the Annual General Meeting convening on May 3, 2007 that the articles of association be amended to allow a minimum of seven and a maximum of 12 members of the Board of Directors, and that the Annual General Meeting would convene each year by June 30.
The Chairman of the Board, Mr. Ollila, was also Nokia’s CEO until June 1, 2006. The other members of the Board are all non-executive and independent as defined under Finnish rules and regulations. In January 2007, the Board determined that seven members of the Board are independent, as defined in the New York Stock Exchange’s corporate governance listing standards, as amended in November 2004. In addition to the Chairman, Bengt Holmström was determined not to be independent under the NYSE standards due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenue from Nokia accounts for an amount that exceeds the limit provided in the NYSE listing standards, but that is less than 10%. The Board convened 13 times during 2006. Seven of the meetings were held through technical equipment. The average ratio of attendance at the meetings was 98%. The non-executive directors meet twice a year, or more often as they deem appropriate. Such sessions were, until June 1, 2006 presided over by the Vice Chairman of the Board or, in his absence, the most senior non-executive member of the Board. As from June 1, 2006, these sessions were chaired by the non-executive Chairman of the Board or, in his absence, the non-executive Vice Chairman of the Board. In addition, the independent directors meet separately at least once annually. The Board and each committee also has the power to hire independent legal, financial or other advisors as it deems necessary.
The Board elects a Chairman and a Vice Chairman from among its members for one term at a time. On March 30, 2006 the Board resolved that Mr. Ollila should continue to act as Chairman and that Paul J. Collins should continue to act as Vice Chairman. The Board also appoints the members and the chairmen for its committees from among its non-executive, independent members for one term at a time.
The Board conducts annual performance self-evaluations, which also include evaluations of the committees’ work, the results of which are discussed by the Board. The Corporate Governance Guidelines concerning the directors’ responsibilities, the composition and selection of the Board, Board committees and certain other matters relating to corporate governance are available on our website, www.nokia.com.
We also have a company Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible at our website, www.nokia.com. As well, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, see “Item 16.B. Code of Ethics.”
As of December 31, 2006, no Board member has a service contract with Nokia. We had a service contract with Mr. Ollila, Chairman (Chairman and CEO until June 1, 2006), which ended on June 1, 2006 without any severance or other payments from Nokia. For a discussion of service contracts with certain Nokia executives, see “Item 6.B Compensation—Service Contracts.”
Committees of the Board of Directors
The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since March 30, 2006, the Committee has consisted of the following four members of the Board: Per Karlsson (Chairman), Georg Ehrnrooth, Keijo Suila and Vesa Vainio.
The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board’s oversight of (1) the quality and integrity of the company’s financial statements and related disclosure, (2) the external auditor’s qualifications and independence, (3) the performance of the external auditor subject to the requirements of Finnish law, (4) the performance of the company’s internal controls and risk management and assurance function, and (5) the company’s compliance with legal and regulatory requirements. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. Under Finnish law, our external auditor is elected by our shareholders at the Annual General Meeting. The Committee makes a recommendation to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. The Committee meets at least four times per year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management and the external auditor at least twice a year. The head of the internal audit function has at all times direct access to the Audit Committee, without involvement of the management. The Audit Committee convened six times in 2006. One of the meetings was held through technical equipment.
The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange.

Since March 30, 2006, the Personnel Committee has consisted of the following members of the Board: Paul J. Collins (Chairman), Georg Ehrnrooth, Daniel R. Hesse, Edouard Michelin (until May 2006) and Marjorie Scardino.
The primary purpose of the Personnel Committee is to oversee the personnel policies and practices of the company. It assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the company’s executives and the terms of employment of the same. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding (1) compensation of the company’s top executives and their employment conditions, (2) all equity-based plans, (3) incentive compensation plans, policies and programs of the company affecting executives, and (4) other significant incentive plans. The Committee is responsible for overseeing compensation philosophy and principles and ensuring the above compensation programs are performance-based, properly motivate management, support overall corporate strategies and are aligned with shareholders’ interests. The Committee is responsible for the review of senior management development and succession plans. The Personnel Committee convened three times in 2006.
The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since March 30, 2006, the Corporate Governance and Nomination Committee has consisted of the following four members of the Board: Marjorie Scardino (Chairman), Paul J. Collins, Per Karlsson and Vesa Vainio.
The Corporate Governance and Nomination Committee’s purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders, and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.
The Committee fulfills its responsibilities by (i) actively identifying individuals qualified to become members of the Board, (ii) recommending to the shareholders the director nominees for election at the Annual General Meetings, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) assisting the Board and each committee of the Board in its annual performance self-evaluations, including establishing criteria to be used in connection with such evaluations, and (v) developing and recommending to the Board and administering the Corporate Governance Guidelines of the company. The Corporate Governance and Nomination Committee convened four times in 2006. One of the meetings was held through technical equipment.
The charters of each of the committees are available on our website, www.nokia.com.
Home Country Practices
Under the New York Stock Exchange’s corporate governance listing standards, listed foreign private issuers, like Nokia, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by Nokia as compared to those followed by US domestic companies under the NYSE listing standards, except that Nokia follows the requirements of Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares or, if shareholder approval is granted through an authorization to the Board of Directors, no more than a maximum of five years earlier. The NYSE listing standards require that equity compensation plans be approved by a company’s shareholders.

Nokia’s corporate governance practices also comply with the Corporate Governance Recommendation for Listed Companies approved by the Helsinki Stock Exchange in December 2003 effective as of July 1, 2004.
6.D Employees
At December 31, 2006, Nokia employed 68 483 people, compared with 58 874 at December 31, 2005 and 55 505 at December 31, 2004. The average number of personnel for 2006, 2005 and 2004 was 65 324, 56 896 and 53 511 respectively, divided according to their activity and geographical location as follows:

	2006	2005	2004

Mobile Phones	3 639	2 647	2 853
Multimedia	3 058	2 750	2 851
Enterprise Solutions	2 264	2 185	2 167
Networks	20 277	17 676	15 463
Customer and Market Operations	23 323	18 642	17 095
Technology Platforms	5 874	6 629	6 351
Common Group Functions	6 889	6 367	6 731

Nokia Group	65 324	56 896	53 511

Finland	24 091	23 628	22 922
Other European countries	14 490	13 051	12 215
Middle-East & Africa	724	250	118
China	6 893	5 466	4 782
Asia-Pacific	7 915	3 593	2 833
North America	6 050	6 680	7 235
Latin America	5 161	4 228	3 406

Nokia Group	65 324	56 896	53 511

Management believes that we have a good relationship with our employees and with the labor unions.
6.E Share Ownership
General
The following section describes the ownership or potential ownership interest in the company of the members of our Board of Directors and the Group Executive Board, either through share ownership or through holding of equity based incentives, which may lead to share ownership in the future. Since 1999, approximately 40% of the remuneration paid to the Board of Directors has been paid in Nokia shares purchased from the market. Non-executive members of the Board of Directors do not receive stock options, performance shares, restricted shares or other variable pay compensation. For a description of our equity-based compensation programs for employees and executives, see “Item 6.B Compensation—Equity-Based Compensation Programs.”
Share Ownership of the Board of Directors
On December 31, 2006, the members of our Board of Directors held the aggregate of 810 302 shares and ADSs in Nokia, which represented 0.02% of our outstanding share capital and total voting rights excluding shares held by the Group as of that date.

The following table sets forth the number of shares and ADSs beneficially held by members of the Board of Directors as of December 31, 2006.

	Shares(1)	ADSs

Jorma Ollila(2)	286 468	0
Paul J. Collins	0	122 626
Georg Ehrnrooth(3)	314 996	0
Daniel R. Hesse	0	5 696
Bengt Holmström	16 606	0
Per Karlsson(3)	19 538	0
Marjorie Scardino	0	14 018
Keijo Suila	2 570	0
Vesa Vainio	27 784	0

Total	667 962	142 340

(1)	The number of shares includes not only shares acquired as compensation for services rendered as a member of the Board of Directors, but also shares acquired by any other means.

(2)	For Mr. Ollila, this table includes his share ownership only. Mr. Ollila was the company’s CEO until June 1, 2006 and received stock options, performance shares and restricted shares in that capacity until the said date. Mr. Ollila’s holdings of long-term equity-based incentives are outlined in footnote 5 under “Stock Option Ownership of the Group Executive Board” on page 105 and, in footnote 6 under “Performance Shares and Restricted Shares” on page 107.

(3)	Mr. Ehrnrooth’s and Mr. Karlsson’s holdings include both shares held personally and shares held through a company.
Share Ownership of the Group Executive Board
The following table sets forth the share ownership, as well as potential ownership interest through holding of equity based incentives, of the members of the Group Executive Board as of December 31, 2006.

Shares Receivable
		Shares	Through
		Receivable	Performance	Shares Receivable
		Through Stock	Shares at	Through Restricted
	Shares	Options	Threshold(3)	Shares

Number of Equity Instruments Held by Group Executive Board	519 716	2 755 806	477 360	884 500
% of the Share Capital(1)	0.013	0.069	0.012	0.022
% of the Total Outstanding Equity Incentives (per Instrument)(2)	—	3.007	3.784	14.584

(1)	The percentage is calculated in relation to the outstanding share capital and total voting rights of the company, excluding shares held by the Group.

(2)	The percentage is calculated in relation to the total outstanding equity incentives per instrument, i.e. stock options, performance shares and restricted shares, as applicable.

(3)	Performance shares at threshold represent the original grant. At maximum performance, the settlement amounts to four times the number of performance shares originally granted (at threshold). Due to the interim payout in 2006, the maximum number of Nokia shares deliverable under the performance share plan 2004 equals three times the number of performance shares originally granted (at threshold).

The following table sets forth the number of shares and ADSs beneficially held by members of the Group Executive Board as of December 31, 2006.

	Shares	ADSs

Olli-Pekka Kallasvuo	130 000	0
Robert Andersson	16 260	0
Simon Beresford-Wylie	17 924	0
Mary McDowell	7 935	5 000
Hallstein Moerk	36 074	0
Tero Ojanperä	1 174	0
Niklas Savander	11 868	0
Richard Simonson	26 621	20 000
Veli Sundbäck	128 524	0
Anssi Vanjoki	113 050	0
Kai Öistämö	5 286	0

Total	494 716	25 000

Mr. Korhonen resigned as member of the Group Executive Board effective April 1, 2006, and ceased employment with us on May 31, 2006. He held 15 300 shares as of March 31, 2006.

Stock Option Ownership of the Group Executive Board
The following table provides certain information relating to stock options held by members of the Group Executive Board as of December 31, 2006. These stock options were issued pursuant to Nokia Stock Option Plans 2001, 2003 and 2005. For a description of our stock option plans, please see Note 23 to our consolidated financial statements in Item 18 of this annual report on Form 20-F.

						Total Intrinsic Value of
			Exercise			Stock Options,
			Price			December 31, 2006
			per	Number of Stock Options(2)		(EUR)(3)
	Stock Option	Expiration	Share
	Category(1)	Date	(EUR)	Exercisable	Unexercisable	Exercisable(4)	Unexercisable

Olli-Pekka Kallasvuo	2001 A/B	December 31, 2006	36.75	100 000	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	50 000	0	0	0
	2002 A/B	December 31, 2007	17.89	175 000	0	0	0
	2003 2Q	December 31, 2008	14.95	97 500	22 500	51 675	11 925
	2004 2Q	December 31, 2009	11.79	33 750	26 250	124 538	96 863
	2005 2Q	December 31, 2010	12.79	18 750	41 250	50 438	110 963
	2005 4Q	December 31, 2010	14.48	0	100 000	0	100 000
	2006 2Q	December 31, 2011	18.02	0	300 000	0	0
Robert Andersson	2001 A/B	December 31, 2006	36.75	21 500	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	10 750	0	0	0
	2002 A/B	December 31, 2007	17.89	30 000	0	0	0
	2003 2Q	December 31, 2008	14.95	14 625	3 375	7 751	1 789
	2004 2Q	December 31, 2009	11.79	5 850	4 550	21 587	16 790
	2005 2Q	December 31, 2010	12.79	3 750	8 250	10 088	22 193
	2005 4Q	December 31, 2010	14.48	0	28 000	0	28 000
	2006 2Q	December 31, 2011	18.02	0	80 000	0	0
Simon Beresford-Wylie	2001 A/B	December 31, 2006	36.75	14 000	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	7 000	0	0	0
	2002 A/B	December 31, 2007	17.89	0	0	0	0
	2003 2Q	December 31, 2008	14.95	10 558	2 442	5 596	1 294
	2004 2Q	December 31, 2009	11.79	5 625	4 375	20 756	16 144
	2005 2Q	December 31, 2010	12.79	18 750	41 250	50 438	110 963
	2006 2Q	December 31, 2011	18.02	0	100 000	0	0
Mary McDowell	2003 4Q	December 31, 2008	15.05	48 125	21 875	20 694	9 406
	2004 2Q	December 31, 2009	11.79	28 125	21 875	103 781	80 719
	2005 2Q	December 31, 2010	12.79	18 750	41 250	50 438	110 963
	2006 2Q	December 31, 2011	18.02	0	100 000	0	0
Hallstein Moerk	2001 A/B	December 31, 2006	36.75	30 000	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	15 000	0	0	0
	2002 A/B	December 31, 2007	17.89	30 000	0	0	0
	2003 2Q	December 31, 2008	14.95	16 250	3 750	8 613	1 988
	2004 2Q	December 31, 2009	11.79	3 750	13 125	13 838	48 431
	2005 2Q	December 31, 2010	12.79	12 500	27 500	33 625	73 975
	2006 2Q	December 31, 2011	18.02	0	60 000	0	0
Tero Ojanperä	2001 A/B	December 31, 2006	36.75	12 500	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	6 250	0	0	0
	2002 A/B	December 31, 2007	17.89	14 500	0	0	0
	2003 2Q	December 31, 2008	14.95	13 000	3 000	6 890	1 590
	2004 2Q	December 31, 2009	11.79	5 625	4 375	20 756	16 144
	2005 2Q	December 31, 2010	12.79	12 500	27 500	33 625	73 975
	2006 2Q	December 31, 2011	18.02	0	60 000	0	0

						Total Intrinsic Value of
			Exercise			Stock Options,
			Price			December 31, 2006
			per	Number of Stock Options(2)		(EUR)(3)
	Stock Option	Expiration	Share
	Category(1)	Date	(EUR)	Exercisable	Unexercisable	Exercisable(4)	Unexercisable

Niklas Savander	2001 A/B	December 31, 2006	36.75	12 500	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	6 250	0	0	0
	2002 A/B	December 31, 2007	17.89	21 500	0	0	0
	2003 2Q	December 31, 2008	14.95	10 558	2 442	5 596	1 294
	2004 2Q	December 31, 2009	11.79	5 760	4 480	21 254	16 531
	2005 2Q	December 31, 2010	12.79	4 375	9 625	11 769	25 891
	2006 2Q	December 31, 2011	18.02	0	60 000	0	0
Richard Simonson	2001 C 3Q/01	December 31, 2006	20.61	36 000	0	0	0
	2002 A/B	December 31, 2007	17.89	15 000	0	0	0
	2003 2Q	December 31, 2008	14.95	9 337	2 163	4 949	1 146
	2004 2Q	December 31, 2009	11.79	28 125	21 875	103 781	80 719
	2005 2Q	December 31, 2010	12.79	18 750	41 250	50 438	110 963
	2006 2Q	December 31, 2011	18.02	0	100 000	0	0
Veli Sundbäck	2001 A/B	December 31, 2006	36.75	40 000	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	20 000	0	0	0
	2002 A/B	December 31, 2007	17.89	40 000	0	0	0
	2003 2Q	December 31, 2008	14.95	40 625	9 375	21 531	4 969
	2004 2Q	December 31, 2009	11.79	16 875	13 125	62 269	48 431
	2005 2Q	December 31, 2010	12.79	12 500	27 500	33 625	73 975
	2006 2Q	December 31, 2011	18.02	0	60 000	0	0
Anssi Vanjoki	2001 A/B	December 31, 2006	36.75	70 000	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	35 000	0	0	0
	2002 A/B	December 31, 2007	17.89	6 250	0	0	0
	2003 2Q	December 31, 2008	14.95	40 000	18 750	21 200	9 938
	2004 2Q	December 31, 2009	11.79	20 000	26 250	73 800	96 863
	2005 2Q	December 31, 2010	12.79	10 000	41 250	26 900	110 963
	2006 2Q	December 31, 2011	18.02	0	100 000	0	0
Kai Öistämö	2001 A/B	December 31, 2006	36.75	2 695	0	0	0
	2001 C 4Q/01	December 31, 2006	26.67	2 695	0	0	0
	2002 A/B	December 31, 2007	17.89	1 892	0	0	0
	2003 2Q	December 31, 2008	14.95	1 436	2 163	761	1 146
	2004 2Q	December 31, 2009	11.79	3 625	4 375	13 376	16 144
	2005 2Q	December 31, 2010	12.79	4 000	8 800	10 760	23 672
	2005 4Q	December 31, 2010	14.48	0	28 000	0	28 000
	2006 2Q	December 31, 2011	18.02	0	100 000	0	0
Stock options held by the members of the Group Executive Board on December 31, 2006, Total(5)				1 420 031	1 827 915	1 097 132	1 584 755
All outstanding stock option plans (global plans), Total				68 744 405	22 911 996	27 319 485	26 518 296

(1)	Stock options granted under the 2001A/B, 2001 3Q/01 and 2001C 4Q/01 sub-categories expired as of December 31, 2006.

(2)	Number of stock options equals the number of underlying shares represented by the option entitlement. Stock options vest over 4 years: 25% after one year and 6.25% each quarter thereafter.

(3)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of December 29, 2006 of EUR 15.48.

(4)	For gains realized upon exercise of stock options for the members of the Group Executive Board please refer to Stock Options Exercises and Settlement of Shares table on page 108.

(5)	Mr. Ollila resigned as CEO and Chairman of the Group Executive Board effective June 1, 2006, and ceased employment with Nokia on that date. Mr. Korhonen resigned as member of the Group Executive Board effective April 1, 2006 and ceased employment with Nokia on May 31, 2006. The information relating to stock options held and retained by Mr. Ollila and Mr. Korhonen as of the date of resignation from the Group Executive Board is represented in the table below.

						Total Intrinsic Value of
			Exercise			Stock Options
			Price per	Number of Stock Options(2)		(EUR)(8)
	Stock Option		Share
	Category(1)	Expiration Date	(EUR)	Exercisable	Unexercisable	Exercisable(4)	Unexercisable

Jorma Ollila	2001 A/B	December 31, 2006	36.75	1 000 000	0	0	0
(as per	2001 C 4Q/01	December 31, 2006	26.67	0	0	0	0
May 31, 2006)(6)	2002 A/B	December 31, 2007	17.89	937 500	62 500	0	0
	2003 2Q	December 31, 2008	14.95	550 000	250 000	968 000	440 000
	2004 2Q	December 31, 2009	11.79	175 000	225 000	861 000	1 107 000
	2005 2Q	December 31, 2010	12.79	0	400 000	0	1 568 000
	2006 2Q	December 31, 2011	18.02	0	400 000	0	0

Pertti Korhonen	2001 A/B	December 31, 2006	36.75	30 000	0	0	0
(as per	2001 C 4Q/01	December 31, 2006	26.67	15 000	0	0	0
March 31, 2006)(7)	2002 A/B	December 31, 2007	17.89	61 250	8 750	0	0
	2003 2Q	December 31, 2008	14.95	31 250	18 750	66 563	39 938
	2004 2Q	December 31, 2009	11.79	18 750	31 250	99 188	165 313
	2005 2Q	December 31, 2010	12.79	0	60 000	0	257 400

(6)	Mr. Ollila was entitled to retain all vested and unvested stock options granted to him prior to June 1, 2006 as approved by the Board of Directors.

(7)	Mr. Korhonen’s stock option grants were forfeited upon termination of employment in accordance with the plan rules.

(8)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as of May 31, 2006 of EUR 16.71 in respect of Mr. Ollila and as of March 31, 2006 of EUR 17.08 in respect of Mr. Korhonen.

Performance Shares and Restricted Shares
The following table provides certain information relating to performance shares and restricted shares held by members of the Group Executive Board as of December 31, 2006. These entitlements were granted pursuant to our performance share plans 2004, 2005 and 2006 and restricted share plans 2003, 2004, 2005 and 2006. For a description of our performance share and restricted share plans, please see Note 23 to the consolidated financial statements in Item 18 of this annual report on Form 20-F.

		Performance Shares				Restricted Shares

		Number of	Number of
		Performance	Performance	Intrinsic Value		Number of	Intrinsic Value
		Shares at	Shares at	December 31,	Plan	Restricted	December 31,
	Plan Name(1)	Threshold(2)	Maximum(2)	2006(3) (EUR)	Name(4)	Shares	2006(5) (EUR)

Olli-Pekka Kallasvuo	2004	15 000	45 000	536 255	2004	35 000	541 800
	2005	15 000	60 000	881 715	2005	70 000	1 083 600
	2006	75 000	300 000	2 987 751	2006	100 000	1 548 000
Robert Andersson	2004	2 600	7 800	92 951	2004	15 000	232 200
	2005	3 000	12 000	176 343	2005	28 000	433 440
	2006	20 000	80 000	796 734	2006	20 000	309 600
Simon Beresford-Wylie	2004	2 500	7 500	89 376	2004	0	0
	2005	15 000	60 000	881 715	2005	35 000	541 800
	2006	25 000	100 000	995 917	2006	25 000	387 000
Mary McDowell	2004	12 500	37 500	446 879	2003	20 000	309 600
	2005	15 000	60 000	881 715	2005	35 000	541 800
	2006	25 000	100 000	995 917	2006	25 000	387 000
Hallstein Moerk	2004	7 500	22 500	268 128	2004	20 000	309 600
	2005	10 000	40 000	587 810	2005	25 000	387 000
	2006	15 000	60 000	597 550	2006	15 000	232 200
Tero Ojanperä	2004	2 500	7 500	89 376	2004	15 000	232 200
	2005	10 000	40 000	587 810	2005	25 000	387 000
	2006	15 000	60 000	597 550	2006	15 000	232 200
Niklas Savander	2004	2 560	7 680	91 521	2004	16 500	255 420
	2005	3 500	14 000	205 734	2005	25 000	387 000
	2006	15 000	60 000	597 550	2006	15 000	232 200
Richard Simonson	2004	12 500	37 500	446 879	2004	25 000	387 000
	2005	15 000	60 000	881 715	2005	35 000	541 800
	2006	25 000	100 000	995 917	2006	25 000	387 000
Veli Sundbäck	2004	7 500	22 500	268 128	2004	20 000	309 600
	2005	10 000	40 000	587 810	2005	25 000	387 000
	2006	15 000	60 000	597 550	2006	15 000	232 200
Anssi Vanjoki	2004	15 000	45 000	536 255	2004	35 000	541 800
	2005	15 000	60 000	881 715	2005	35 000	541 800
	2006	25 000	100 000	995 917	2006	25 000	387 000
Kai Öistämö	2004	2 500	7 500	89 376	2004	15 000	232 200
	2005	3 200	12 800	188 099	2005	25 000	387 000
	2006	25 000	100 000	995 917	2006	25 000	387 000
Performance Shares and Restricted Shares held by the Group Executive Board Total (6)		477 360	1 826 780	20 851 577		884 500	13 692 060
All outstanding Performance Shares and Restricted Shares (Global plans), Total		12 311 989	45 798 454	554 183 057		5 985 476	92 655 168

(1)	The performance period for the 2004 plan is 2004–2007, with one interim measurement period for fiscal years 2004–2005. The performance period for the 2005 plan is 2005–2008, with one interim measurement period for fiscal years 2005–2006. The performance period for the 2006 plan is 2006–2008, without any interim measurement period.

(2)	For the performance share plans 2004, 2005 and 2006, the number of performance shares at threshold represents the number of performance shares granted. This number will vest as Nokia shares should the pre-determined threshold performance levels of Nokia be met. The maximum number of Nokia shares will vest should the predetermined maximum performance levels be met. The maximum number of performance shares equals four times the number originally granted at threshold. Due to the interim payout in 2006, the maximum number of Nokia shares deliverable under the 2004 plan is equal to three times the number at threshold.

(3)	The intrinsic value is based on the closing market price of a Nokia share on the Helsinki Stock Exchange as of December 29, 2006 of EUR 15.48. The value of performance shares is presented on the basis of the company’s estimation of the number of shares expected to vest.

(4)	Under the restricted share plans 2003, 2004, 2005 and 2006 awards are granted once a quarter. For the major part of the awards made under these plans the restriction period ends for the 2003 plan, on October 1, 2006; for the 2004 plan, on October 1, 2007; for the 2005 plan, on October 1, 2008; and for the 2006 plan, on October 1, 2009.

(5)	The intrinsic value is based on the closing market price of a Nokia share on the Helsinki Stock Exchange as of December 29, 2006 of EUR 15.48.

(6)	Mr. Ollila resigned as CEO and Chairman of the Group Executive Board effective June 1, 2006, and ceased employment with Nokia on that date. Mr. Korhonen resigned as member of the Group Executive Board effective April 1, 2006 and ceased employment with Nokia on May 31, 2006. The information relating to performance shares and restricted shares held by Mr. Ollila and Mr. Korhonen as of the date of resignation from the Group Executive Board is represented in the table below.

		Performance Shares				Restricted Shares

		Number of	Number of			Number
		Performance	Performance	Intrinsic		of	Intrinsic
	Plan	Shares at	Shares at	Value(9)	Plan	Restricted	Value(10)
	name(1)	Threshold(2)	Maximum(2)	(EUR)	name(4)	Shares	(EUR)

Jorma Ollila (as per May 31, 2006)(7)	2004	100 000	300 000	2 316 314	2004	100 000	1 671 000
	2005	100 000	400 000	5 160 441	2005	100 000	1 671 000
	2006	100 000	400 000	3 342 000	2006	100 000	1 671 000
Pertti Korhonen (as per March 31, 2006) (8)					2003	35 000	597 800
	2004	12 500	37 500	295 950	2004	25 000	427 000
	2005	15 000	60 000	791 206	2005	35 000	597 800

(7)	Mr. Ollila was entitled to retain performance shares and restricted shares granted to him prior to June 1, 2006 as approved by the Board of Directors.

(8)	Mr. Korhonen’s performance share and restricted share grants were forfeited upon termination of employment in accordance with the plan rules.

(9)	The intrinsic value is based on the closing market price of Nokia shares on the Helsinki Stock Exchange as of May 31, 2006 of EUR 16.71 in respect of Mr. Ollila and as of March 31, 2006 of EUR 17.08 in respect of Mr. Korhonen. The value of performance shares is presented on the basis of the company’s estimation of the number of shares expected to vest.

(10)	The intrinsic value is based on the closing market price of Nokia share on the Helsinki Stock Exchange as of May 31, 2006 of EUR 16.71 in respect of Mr. Ollila and as of March 31, 2006 of EUR 17.08 in respect of Mr. Korhonen.
For gains realized upon exercise of stock options or delivery of Nokia shares on the basis of performance shares and restricted shares granted to the members of the Group Executive Board, please refer to Stock Options Exercises and Settlement of Shares table on page 108.

Stock Option Exercises and Settlement of Shares
The following table provides certain information relating to stock option exercises and share deliveries upon settlement during the year 2006 for our Group Executive Board members.

		Stock Option		Performance Shares		Restricted Shares
		Awards(1)		Awards(2)		Awards(3)

		Shares	Value	Shares	Value	Shares	Value
		Acquired	Realized	Delivered	Realized	Delivered	Realized
Name	Year	(Number)	(EUR)	(Number)	(EUR)	(Number)	(EUR)

Olli-Pekka Kallasvuo	2006	0	0	15 000	275 700	0	0
Robert Andersson	2006	0	0	2 600	47 788	0	0
Simon Beresford-Wylie	2006	14 000	11 480	2 500	45 950	22 000	343 200
Mary McDowell	2006	0	0	12 500	229 750	0	0
Hallstein Moerk	2006	13 125	87 544	7 500	137 850	26 000	405 600
Kai Öistämö	2006	16 076	55 954	2 500	45 950	8 750	136 500
Tero Ojanperä	2006	0	0	2 500	45 950	0	0
Niklas Savander	2006	0	0	2 560	47 053	9 750	152 100
Richard Simonson	2006	0	0	12 500	229 750	33 250	518 700
Veli Sundbäck	2006	0	0	7 500	137 850	0	0
Anssi Vanjoki	2006	157 500	303 588	15 000	275 700	0	0

(1)	Value realized on exercise is based on the total gross value received in 2006 in respect of stock options sold on the Helsinki Stock Exchange (transferable stock options) and on the difference between the Nokia share price and exercise price of options (non-transferable stock options).

(2)	Represents interim payout at threshold for the 2004 performance share grant. Value is based on the market price of the Nokia share on the Helsinki Stock Exchange as of April 24, 2006 of EUR 18.38.

(3)	Delivery of Nokia shares vested from the 2003 grant. Value is based on the market price of the Nokia share on the Helsinki Stock Exchange as of October 23, 2006 of EUR 15.60.

(4)	Jorma Ollila resigned as CEO and Chairman of the Group Executive Board effective June 1, 2006, and ceased employment with Nokia on that date. Mr. Korhonen resigned as member of the Group Executive Board effective April 1, 2006 and ceased employment with Nokia on May 31, 2006. The information relating to stock option exercises and settlement of shares regarding Mr. Ollila and Mr. Korhonen as at the date of resignation from the Group Executive Board is represented in the table below.

		Stock Option		Performance Shares		Restricted Shares
		Awards(1)		Awards(2)		Awards

		Shares	Value	Shares	Value	Shares	Value
		Acquired	Realized	Delivered	Realized	Delivered	Realized
Name	Year	(Number)	(EUR)	(Number)	(EUR)	(Number)	(EUR)

Jorma Ollila (as per May 31, 2006)	2006	500 000	19 958	100 000	1 838 000	0	0
Pertti Korhonen (as per March 31, 2006)	2006	0	0	12 500	229 750	0	0
Stock Ownership Guidelines for Executive Management
One of the goals of our long-term equity-based incentive program is to focus executives on building value for shareholders. In addition to granting them stock options, performance shares and restricted shares, we also encourage stock ownership by our top executives. Since January 2001, we have stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the members of the Group Executive Board, the recommended minimum investment in Nokia’s shares corresponds to two times the member’s annual base salary. For Olli-Pekka Kallasvuo the recommended minimum investment in Nokia’s shares is three times his annual base salary. To meet this requirement, all members are expected to retain after-tax equity gains in shares until the minimum investment level is met.
Insiders’ Trading in Securities
The Board of Directors has established and regularly updates a policy in respect of insiders’ trading in Nokia securities. Under the policy, the holdings of Nokia securities by the primary insiders (as defined in the policy) are public information, which is available in the Finnish Central Securities Depositary and on the company’s website. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including among other things, prohibitions on trading in Nokia securities during the three-week “closed-window” period immediately preceding the release of our quarterly results and the four-week “closed-window” period immediately preceding the release of our annual results. In addition, Nokia may set trading restrictions based on participation in projects. We update our insider trading policy from time to time and monitor our insiders’ compliance with the policy on a regular basis. Nokia’s Insider Policy is in line with the Helsinki Stock Exchange Guidelines for Insiders and also sets requirements beyond these guidelines.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major Shareholders
The Capital Group Companies, Inc., a holding company for several subsidiary companies engaged in investment management activities, informed us that its holdings had exceeded 5% of the share capital of Nokia on April 21, 2006, had fallen below 5% on September 15, 2006, had exceeded 5% on September 21, 2006, and had further exceeded 10% on February 16, 2007. As of February 16, 2007, The Capital Group Companies, Inc. and its subsidiaries held through their clients a total of 410 577 704 Nokia shares, which at that time corresponded to approximately 10.03% of the share capital of Nokia. The Capital Group Companies, Inc. holds both ADRs and ordinary shares and does not have different voting rights than other shareholders. As far as we know, Nokia is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that may result in a change of control of Nokia.
As at December 31, 2006, 1 177 389 388 ADSs (equivalent to the same number of shares or approximately 28.75% of the total outstanding shares) were outstanding and held of record by 18 497 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., or ADP, the number of beneficial owners of ADSs as at December 31, 2006 was approximately 994 706.
As at December 31, 2006, there were approximately 119 143 holders of record of our shares. Of these holders, around 562 had registered addresses in the United States and held a total of some 2 101 666 of our shares, approximately 0.05% of the total outstanding shares. In addition, certain accounts of record with registered addresses other than in the United States hold our shares, in whole or in part, beneficially for United States persons.

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
See Note 33 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F.
7.C Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated Statements and Other Financial Information
8.A.1 See Item 18 for our consolidated financial statements.
8.A.2 See Item 18 for our consolidated financial statements, which cover the last three financial years.
8.A.3 See page F-1 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm.”
8.A.4 Not applicable.
8.A.5 Not applicable.
8.A.6 See Note 2 to our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F for the amount of our export sales.
8.A.7 Litigation
Product related litigation
Nokia and several other mobile device manufacturers, distributors and network operators were named as defendants in a series of class action suits filed in various US jurisdictions. The cases were consolidated before a US federal district court in Baltimore, Maryland, United States. The actions were brought on behalf of a purported class of persons in the United States as a whole consisting of all individuals that purchased mobile phones without a headset. In general, the complaints allege that the defendants should have included a headset with every hand-held mobile telephone as a means of reducing any potential health risk associated with the telephone’s use, and assert causes of action based on negligence, fraud and misrepresentation. The relief sought by the complaint included unspecified amounts of compensation for phone and headset costs, and attorneys’ fees. All of the cases were dismissed by the Federal Court on March 5, 2003, on the theory that the issues raised are primarily within the jurisdiction of the Federal Communications Commission, not the courts. In 2005, the US Fourth Circuit Court of Appeals reversed the dismissal and remanded the cases back to the courts of origin. After the cases were remanded, the plaintiffs added a new defendant that created removal under the Class Action Fairness Act. In 2006, each case was returned to the US Federal District Court in Baltimore, Maryland. At the current time, all but two of the cases have been withdrawn or dismissed. The remaining two cases are currently subject to a Motion to Dismiss and a request to defer technical issues to the Federal Communications Commission.
Nokia has also been named as a defendant along with other mobile device manufacturers and network operators in five lawsuits by individual plaintiffs who allege that the radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor. The cases are now before the

Superior Court in the District of Columbia. The cases are in the initial stages and motions to dismiss have been filed.
We believe that the allegations described above are without merit, and intend to defend these actions vigorously. Other courts that have reviewed similar matters to date have found that there is no reliable scientific basis for the plaintiffs’ claims.
Financing or agreement related litigation
One of our customers in Turkey, Telsim Mobil Telekomuniksyon Hiz. A.S., has defaulted on its obligations under a financing arrangement secured by us. In February 2004, the Arbitral Tribunal in Zürich rendered an award fully approving the claim against Telsim, which was owned and controlled by the Uzan family and their affiliates. In June 2004, the Swiss Federal Supreme Court dismissed Telsim’s appeal which rendered the award final and enforceable. In addition, in conjunction with co-plaintiff Motorola Credit Corporation, we have been successful in a US lawsuit against individual members of the Uzan family and certain Uzan-controlled corporations. The lawsuit alleges that the defendants fraudulently induced us and Motorola, through a pattern of misleading and illegal conduct, to provide financing to Telsim. In July 2003, the trial judge held that Nokia was entitled to a USD 1.7 billion judgment. The defendants’ appeal from that judgment was dismissed by the appeals court in October 2005. In August 2005, we reached a settlement with Telsim and Turkish Savings and Deposit Insurance Fund (TMSF), which then controlled and managed Telsim’s assets. In December 2005, the Turkish government completed an auction of Telsim’s assets to Vodafone. Nokia’s settlement payment, 7.5% of the purchase price i.e. USD 341 250 000, was received in May 2006 in connection with the closing of the sale. On the basis of the US judgment, we, however, are continuing to pursue the recovery of the amounts due to us from the Uzan family. We wrote off our total financing exposure to Telsim by the end of 2002.
Nokia is also involved in a number of lawsuits with Basari Elektronik Sanayi ve Ticaret A.S. (“Basari Elektronik”) and Basari Teknik regarding claims associated with the expiration of a product distribution agreement and the termination of a product service agreement. Those suits are currently before various courts in Turkey. Basari Elektronik claims that it is entitled to compensation for goodwill it generated on behalf of Nokia during the term of the distribution agreement. The goodwill claim has been dismissed by the Turkish courts and referred to arbitration. That dismissal is currently on appeal. Basari Teknik has filed several suits related to alleged unpaid invoices and a suit that claims that the product service agreement between the parties was improperly terminated. Nokia will continue to vigorously defend itself against these claims.
Intellectual property rights litigation
In 1999, Nokia entered into a license agreement with InterDigital Technology Corporation and Interdigital Communications Corporation (together “IDT”) for certain technology. The license provided for a fixed royalty payment through 2001 and most favored licensee treatment from 2002 through 2006. In March 2003, IDT settled patent litigation with Ericsson and Sony-Ericsson and announced that it intended to apply the settlement royalty rates to Nokia under the most favored licensee provision, which would have resulted in Nokia allegedly owing over USD 500 million. Nokia disputed IDT’s contention. After an arbitration hearing was completed in January 2005, an award was issued that generally set royalty rates, which IDT publicly contended at that time imposed USD 232 to 252 million in royalty obligations on Nokia for the period of 2002 through 2006. In January 2006, Nokia filed a notice of appeal to the Second Circuit Court of Appeals. During that time, the parties engaged in continued settlement discussions. In April 2006, Nokia and IDT resolved their contract dispute over the patent license terms originally agreed to in 1999 and the impact to Nokia of IDT’s licenses with Ericsson and Sony-Ericsson. The agreed upon settlement terms resolved the legal disputes related to 2G products, with Nokia obtaining a fully paid-up, perpetual, irrevocable, worldwide license to all of IDT’s current patent portfolio, and any patents IDT may later acquire, for purposes of making or selling 2G products, including handsets and infrastructure. The settlement terms also resolved disputes related to all Nokia products up to the agreement date. The USD 253 million payment required under the settlement terms was in line with Nokia’s earlier provisions for this legal dispute. Further, the settlement terms also resolved a pending legal action in the United Kingdom involving IDT’s alleged 2G patents. The IDT settlement terms did not address any prospective 3G license terms, however, Nokia’s sale of 3G products was fully released thru the date of the settlement agreements. Additionally, IDT agreed not to initiate patent infringement claims against Nokia prior to January 1, 2007. Notably, Nokia and IDT currently have pending legal disputes in the United States and United Kingdom regarding IDT’s alleged 3G patents and certain Nokia patents declared essential to 3G, and the settlement terms did not have any impact on those pending disputes. Nokia will vigorously defend itself in these disputes.
In November 2005, Qualcomm Incorporated (“Qualcomm”) and its wholly-owned subsidiary Snap Track, Inc. filed a patent infringement suit against Nokia Corporation and Nokia Inc. in the Federal District Court for the Southern District of California. The lawsuit involves twelve patents that Qualcomm apparently contends apply to the manufacture and sale of unidentified GSM products. On December 20, 2005, Nokia moved to stay the lawsuit pending resolution of a confidential arbitration pending between Nokia and Qualcomm. That lawsuit remains stayed in light of the arbitration. A hearing in the confidential arbitration is currently set for March 2007. Nokia will continue to vigorously defend its rights in these actions.
In May 2006, Qualcomm additionally filed a patent infringement lawsuit against Nokia in the United Kingdom. This lawsuit involves two European patents (United Kingdom) that Qualcomm apparently contends apply to the manufacture and sale of GPRS phones capable of operating in accordance with the GPRS and/or EDGE standards and not having a capability to operate with CDMA technology. Trial on infringement, validity and essentiality of the patents in suit is currently set for July 2007. Trial on relief and other issues, if appropriate, will be held some time thereafter. Nokia will vigorously defend itself against these claims.
In June 2006, Qualcomm also filed a complaint against Nokia in the International Trade Commission (the “ITC”) seeking an order forbidding the importation of Nokia’s GSM handsets into the United States. The ITC initiated a proceeding in July 2006. In November 2006, Nokia filed a motion to terminate the investigation as to the 3 patents remaining in the action on the grounds that the ITC lacks jurisdiction to hear the claims and that Qualcomm had waived its rights to seek injunctive relief. The ITC denied Nokia’s motion in December 2006, and Nokia has sought leave to appeal this decision. The initial hearing in this action is currently scheduled for March 2007, with a final determination by September 2007. Nokia is seeking to stay the proceedings in light of the confidential arbitration referenced above. Nokia will vigorously defend itself against these claims.
In August 2006, Qualcomm filed a patent infringement lawsuit against Nokia in Germany. This lawsuit involves two European patents (DE) that Qualcomm apparently contends apply to the manufacture and sale of certain GPRS phones. Nokia is currently set to file a defense in February 2007. Nokia will vigorously defend itself against these claims.
In August 2006, Nokia initiated an action in Delaware Chancery Court seeking a declaration that Qualcomm had breached its licensing obligations concerning declared essential GSM/GPRS/EDGE and WCDMA patents by failing to offer fair, reasonable and non-discriminatory (“FRAND”) terms and asked the Court to declare that injunctions are unavailable for patents that Qualcomm has voluntarily declared essential to the ETSI standard setting organization. Nokia has also asked the Delaware Court to enjoin Qualcomm from requesting injunctive relief in the actions Qualcomm has filed outside the United States involving patents it voluntarily declared essential to ETSI. In addition, Nokia has requested the Court to specify the proper framework for determining the FRAND terms and to order specific performance requiring Qualcomm to negotiate in good faith based on the FRAND framework as determined by the Court. Qualcomm has moved to dismiss this action on multiple bases, which Nokia has refuted, and the parties are currently waiting for the Court to issue its ruling. Trial is scheduled for July or August 2007. Nokia will continue to vigorously defend its rights in this action.

In October 2006, Qualcomm filed a patent infringement lawsuit against Nokia in France. This lawsuit involves two European patents (FR) that Qualcomm apparently contends apply to the manufacture and sale of certain GPRS phones. Nokia is currently set to file a defense in March 2007. Nokia will vigorously defend itself against these claims.
In addition, in October 2006, Qualcomm filed a patent infringement lawsuit against Nokia in Italy. This lawsuit involves two European patents (IT) that Qualcomm apparently contends apply to the manufacture and sale of certain GPRS phones. Nokia’s defense and counterclaims were filed in December 2006. Nokia will vigorously defend itself against these claims.
Securities litigation
On April 6, 2004, Irving Greenfeld filed suit against Nokia Corporation, Jorma Ollila, Pekka Ala-Pietilä, Matti Alahuhta and Richard Simonson in the United States District Court for the Southern District of New York on behalf of all purchasers of Nokia’s stock between January 8, 2004 and April 6, 2004. Subsequently, six individuals filed related actions and on January 7, 2005, lead plaintiffs filed a consolidated class action complaint (the “Consolidated Complaint”) on behalf of all purchasers “worldwide” of Nokia securities during a revised class period of October 16, 2003 through April 15, 2004. The Consolidated Complaint also added two new defendants, Olli-Pekka Kallasvuo and Anssi Vanjoki. As previously reported, the initial complaints and the Consolidated Complaint alleged, among other things, various material misstatements and omissions in relation to Nokia’s product portfolio, as well as that Nokia employed accounting and inventory techniques that were allegedly used to improperly manipulate sales figures. On March 31, 2006, the United States District Court for the Southern District of New York granted Nokia’s Motion to Dismiss all claims made in this class action securities litigation filed against Nokia Corporation and several of its executives. Each and every claim against Nokia and the individual defendants was dismissed with prejudice. By dismissing the claims with prejudice the court denied the plaintiffs the opportunity to raise them again and also denied the plaintiffs the right to file an amended complaint, finding that continued pursuit of the case would be futile.
In August 2006, Nokia entered into a merger agreement with Loudeye Corporation, a company in the business of facilitating and providing digital media services. On October 6, 2006, Nokia was named as a defendant in a Washington state court securities case involving activities associated with the acquisition of Loudeye Corporation. The suit claims that Loudeye directors breached their fiduciary duties to shareholders by not obtaining maximum value for the company. Nokia is alleged to have aided and abetted the directors by limiting their ability to seek a higher sales price after the Nokia merger agreement was executed. Nokia does not believe that the case has merit and will vigorously defend the matter.
On October 4, 2006, a securities class action lawsuit was filed against Loudeye Corporation alleging that Loudeye management had materially misled the investing public between May 19, 2003 and November 9, 2005. Two nearly identical complaints were subsequently filed. The suits generally claim that the Loudeye executives made overly optimistic statements about the success of a reorganization, provided overly optimistic business projections, issued incomplete and misleading financial statements and were in possession of material adverse information that was not disclosed to the investing public. Loudeye does not believe that the allegations have any substance and will vigorously defend those matters. Loudeye Corporation was acquired by Nokia in October 2006 and is a wholly-owned subsidiary of Nokia.
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
8.A.8 See “Item 3.A Selected Financial Data— Distribution of Earnings” for a discussion of our dividend policy.
8.B Significant Changes
No significant changes have occurred since the date of our consolidated financial statements included in this annual report on Form 20-F. See “Item 5.A Operating Results—Overview” for information on material trends affecting our business and results of operations.
ITEM 9. THE OFFER AND LISTING
9.A Offer and Listing Details
Our capital consists of shares traded on the Helsinki Stock Exchange under the symbol “NOK1V.” American Depositary Shares, or ADSs, each representing one of our shares are traded on the New York Stock Exchange under the symbol “NOK.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs. ADSs were first issued in July 1994.
The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on the Helsinki Stock Exchange and the high and low quoted prices for the shares, in the form of ADSs, on the New York Stock Exchange.

	Helsinki		New York
	Stock		Stock
	Exchange		Exchange
	Price per share		Price per ADS

	High	Low	High	Low

	(EUR)		(USD)
2002	29.45	11.10	26.90	10.76
2003	16.16	11.44	18.45	12.67
2004	18.79	8.97	23.22	11.03
2005
First Quarter	12.36	10.75	16.41	13.92
Second Quarter	14.39	11.29	17.60	14.68
Third Quarter	15.03	12.53	18.03	15.18
Fourth Quarter	15.75	13.28	18.62	15.90
Full Year	15.75	10.75	18.62	13.92
2006
First Quarter	17.49	14.81	21.28	17.72
Second Quarter	18.65	15.21	23.10	19.13
Third Quarter	16.78	14.61	21.41	18.43
Fourth Quarter	16.14	14.91	20.93	19.34
Full Year	18.65	14.61	23.10	17.72

	Helsinki		New York
	Stock		Stock
	Exchange		Exchange
	Price per share		Price per ADS

	High	Low	High	Low

	(EUR)		(USD)
Most recent six months
September 2006	16.13	14.77	20.65	18.84
October 2006	16.09	15.30	20.36	19.35
November 2006	16.14	15.19	20.93	19.34
December 2006	15.63	14.91	20.55	19.96
January 2007	16.91	14.63	19.08	21.74
February 2007	17.69	16.49	22.10	23.14
9.B Plan of Distribution
Not applicable.
9.C Markets
The principal trading markets for the shares are the New York Stock Exchange, in the form of ADSs, and the Helsinki Stock Exchange, in the form of shares. In addition, the shares are listed on the Frankfurt stock exchange, and Stockholm stock exchange in the form of Swedish Depository Receipts, or SDRs. In January 2007, Nokia announced that it has decided to apply for the delisting of Nokia SDRs from the Stockholm Stock Exchange and the estimated last day of trading of Nokia SDRs on the Stockholm Stock Exchange is June 1, 2007.
9.D Selling Shareholders
Not applicable.
9.E Dilution
Not applicable.
9.F Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A Share Capital
Not applicable.
10.B Memorandum and Articles of Association
Registration
Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112 038 - 9. Nokia’s corporate purpose is to engage in the telecommunications industry and other sectors of the electronics industry, including the manufacture and marketing of telecommunications systems and equipment, mobile phones, consumer electronics and industrial electronic products. We also may engage in other industrial and commercial operations, as well as securities trading and other investment activities.

Director’s Voting Powers
Under Finnish law and our Articles of Association, resolutions of the Board of Directors shall be made by a majority vote. A director shall refrain from taking any part in the consideration of a contract or other issue that may provide any material benefit to him. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director.
Share Rights, Preferences and Restrictions
Each share confers the right to one vote at general meetings. According to Finnish law, a company generally must hold an Annual General Meeting called by the Board once a year. In addition, the Board is obliged to call an extraordinary general meeting at the request of shareholders representing a minimum of one-tenth of all outstanding shares. The members of the board are elected for a term of one year at each Annual General Meeting.
Under Finnish law, shareholders may attend and vote at a general meeting in person or by proxy. It is not customary in Finland for a company to issue forms of proxy to its shareholders. Accordingly, Nokia does not do so. However, registered holders and beneficial owners of ADSs are issued forms of proxy by the Depositary.
To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-entry system. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the company’s register of shareholders in the name of a nominee, may vote his shares provided that he arranges to have his name entered in the temporary register of shareholders as of the record date of the meeting.
The record date is the tenth calendar day preceding the meeting. To be entered into the temporary register of shareholders as of the record date of the meeting, a holder of ADSs must provide the Depositary, or have his broker or other custodian provide the Depositary, on or before the voting deadline, as defined in the proxy material issued by the Depositary, a proxy with the following information: the name, address, and social security number or another corresponding personal identification number of the holder of the ADSs, the number of shares to be voted by the holder of the ADSs, and the voting instructions. The register of shareholders as of the record date of each general meeting is public until the end of the respective meeting.
As a further prerequisite for attending and voting at a general meeting, shareholders must give notice to Nokia of their intention to attend no later than the date and time specified by the Board of Directors in the notice of the meeting. By completing and returning the form of proxy provided by the Depositary, a holder of ADSs authorizes the Depositary to give this notice.
Each of our shares confers equal rights to share in our profits, and in any surplus in the event of liquidation. For a description of dividend rights attaching to our shares, see “Item 3.A Selected Financial Data—Distribution of Earnings.” Dividend entitlement lapses after three years, if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia.
Under Finnish law, the rights of shareholders related to shares are as stated by law and in our articles of association. Amendment of the articles of association requires a decision of the general meeting, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting.
Disclosure of Shareholder Ownership
According to the Finnish Securities Market Act of 1989, as amended, a shareholder shall disclose his ownership to the company and the Financial Supervision Authority when it reaches, exceeds or goes below 1/20, 1/10, 3/20, 1/5, 1/4, 3/10, 1/2 or 2/3 of all the shares outstanding. The term “ownership” includes ownership by the shareholder, as well as selected related parties.

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
Under the Finnish Securities Market Act of 1989, as amended, a shareholder whose holding exceeds three tenths of the total voting rights in a company shall, within one month, offer to purchase the remaining shares of the company, as well as any subscription rights, warrants, convertible bonds or stock options issued by the company. The purchase price shall be the market price of the securities in question. The market price is determined, on the basis of the highest price paid for the security during the preceding six months by the shareholder or any party in close connection to the shareholder. This price can be deviated from for a specific reason. If the shareholder or any related party has not during the six months preceding the offer acquired any securities that are target for the offer, the market price is determined based on the average of the prices paid for the security in public trading during the preceding three months weighted by the volume of trade.
Under the Finnish Companies Act of 2006, a shareholder whose holding exceeds nine-tenths of the total number of shares or voting rights in Nokia has both the right and the obligation to purchase all the shares of the minority shareholders for the current market price. The market price is determined, among other things, on the basis of the recent market price of the shares. The purchase procedure under the Companies Act differs, and the purchase price may differ, from the purchase procedure and price under the Securities Market Act, as discussed above. However, if the threshold of nine-tenths has been exceeded by either a mandatory or a voluntary public offer pursuant to the Securities Market Act, the market price is deemed to be the price offered in the public offer, unless there are specific reasons to deviate from it.
Pre-Emptive Rights
In connection with any offering of shares, the existing shareholders have a pre-emptive right to subscribe for shares offered in proportion to the amount of shares in their possession. However, a general meeting of shareholders may vote, by a majority of two-thirds of the votes cast and two-thirds of the shares represented at the meeting, to waive this pre-emptive right provided that, from the company’s perspective, important financial grounds exist.
Under the Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Ministry of Trade and Industry is required for a non-resident of Finland, directly or indirectly, to acquire one-third or more of the voting power of a company. The Ministry of Trade and Industry may refuse clearance where the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. These clearance requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the clearance requirements do not apply to residents of countries in the European Economic Area or countries that have ratified the Convention on the Organization for Economic Cooperation and Development.
10.C Material Contracts
On June 19, 2006, Nokia Corporation, Nokia Siemens Networks BV and Siemens AG entered into a Framework Agreement (as amended and restated as of January 24, 2007) to create Nokia Siemens Networks. The agreement governs the terms on which Nokia will contribute its Networks business and Siemens will contribute its carrier-related operations for fixed and mobile networks to a new company owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia Siemens Networks is expected to start its operations around the end of March 2007 subject to the satisfaction or waiver of the conditions to the merger, including achievement of agreement between

Nokia and Siemens on the results and consequences of a Siemens compliance review, and the agreement of a number of detailed implementation steps. See “Item 4 Business Overview—Nokia Siemens Networks.”
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
For purposes of this summary, beneficial owners of ADSs that hold the ADSs as capital assets and that are considered residents of the United States for purposes of the current income tax convention between the United States and Finland, signed September 21, 1989, referred to as the Treaty, and that are entitled to the benefits of the Treaty under the “Limitation on Benefits” provisions contained in the Treaty, are referred to as US Holders. Beneficial owners that are citizens or residents of the United States, corporations created in or organized under US law, and estates or trusts (to the extent their income is subject to US tax either directly or in the hands of beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to US Holders that are also residents of Finland and to citizens or residents of the United States that do not maintain a substantial presence, permanent home, or habitual abode in the United States. For purposes of this discussion, it is assumed that the Depositary and its custodian will perform all actions as required by the deposit agreement with the Depositary and other related agreements between the Depositary and Nokia.
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
Because this summary is not exhaustive of all possible tax considerations – such as situations involving financial institutions, banks, tax-exempt entities, US expatriates, real estate investment trusts, persons that are dealers in securities, persons who own (directly, indirectly or by attribution) 10% or more of the share capital or voting stock of Nokia, persons who acquired their ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or whose functional currency is not the US dollar, who may be subject to special rules that are not discussed herein – holders of shares or ADSs that are US Holders are advised to satisfy themselves as to the overall US federal, state and local tax consequences, as well as to the overall Finnish and other applicable non-US tax consequences, of their ownership of ADSs and the underlying shares by consulting their own tax advisors. This summary does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base in Finland.
For the purposes of both the Treaty and the US Internal Revenue Code of 1986, as amended, referred to as the Code, US Holders of ADSs will be treated as the owners of the underlying shares that are represented by those ADSs. Accordingly, the following discussion, except where otherwise expressly noted, applies equally to US Holders of ADSs on the one hand and of shares on the other.
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
Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of a dividend paid (and taxes withheld) in foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
Under the Finnish Act on Taxation of Non-residents’ Income and Wealth, non-residents of Finland are generally subject to a withholding tax at a rate of 28% payable on dividends paid by a company. However, pursuant to the Treaty, dividends paid to US Holders generally will be subject to Finnish withholding tax at a reduced rate of 15% of the gross amount of the dividend. See “—Finnish Withholding Taxes on Nominee Registered Shares” below.
Subject to conditions and limitations, Finnish withholding taxes will be treated as foreign taxes eligible for credit against a US Holder’s US federal income tax liability. Dividends received generally will constitute foreign source “passive income” for foreign tax credit purposes or, for taxable years beginning January 1, 2007, “passive category income.” In lieu of a credit, a US Holder may elect to deduct all of its foreign taxes provided the deduction is claimed for all of the foreign taxes paid by the US Holder in a particular year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.
Certain US Holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011, provided that certain holding period and other requirements are met. Dividends that Nokia pays with respect to its shares and ADSs generally will be qualified dividend income if Nokia was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company. Nokia currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and is subject to change. Nokia anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US Holders. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.
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
Finnish Withholding Taxes on Nominee Registered Shares
For US Holders, the reduced 15% withholding tax rate of the Treaty (instead of 28%) is applicable to dividends paid to nominee registered shares only when the conditions of the new provisions applied to dividends that are paid on January 1, 2006 or after are met (Section 10b of the Finnish Act on Taxation of Non-residents’ Income and Wealth).
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
In general, if based on an applicable treaty for the avoidance of double taxation the withholding tax rate for dividends is 15% or higher, the treaty rate may be applied when the above-described conditions of the new provisions are met (Section 10b of the Finnish Act on Taxation of Non-residents’ Income and Wealth). A lower rate than 15% may be applied based on the applicable treaty for the avoidance of double taxation only when the following information on the beneficial owner of the dividend is provided to the payer prior to the dividend payment: name, date of birth or business ID (if applicable) and address in the country of residence.
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
US Information Reporting and Backup Withholding
Dividend payments with respect to shares or ADSs and proceeds from the sale or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at the current rate of 28%. Backup withholding will not apply to a Holder, however, if the Holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if it is a recipient otherwise exempt from backup withholding (such as a corporation). Any US person required to establish its exempt status generally must furnish a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally are not subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s US federal income tax liability, and the Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
Changes in income tax convention between Finland and the US
There have been recent proposals regarding the tax convention between the US and Finland, that may affect our US shareholders. These proposals relate to the elimination of withholding taxes on dividend payments for pension funds and for certain parent and subsidiary company relationships. The proposals have been ratified in Finland but remain subject to approval in the US. If the proposals are approved in the US by the end of 2007, the proposed elimination of withholding taxes on dividends will become effective with regard to dividend income on or after January 1, 2007.

10.F Dividends and Paying Agents
Not applicable.
10.G Statement by Experts
Not applicable.
10.H Documents on Display
The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.
10.I Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General risk management principles
Nokia’s overall risk management concept is based on visibility of the key risks which might prevent Nokia from reaching its business objectives. This covers all risk areas: strategic, operational, financial, hazard and fraud risks. Risk management at Nokia is a systematic and pro-active way to analyze, review and manage all opportunities as well as threats and risks to Nokia’s objectives rather than to solely eliminate risks.
The principles documented in Nokia’s Risk Policy and approved by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function owner is also the risk owner, however, it is everyone’s responsibility at Nokia to identify risks preventing us from reaching our objectives.
Key risks are reported to the business and Group level management to create assurance on business risks and to enable prioritization of risk management implementation at Nokia. In addition to general principles, there are specific risk management policies covering, for example, treasury and customer finance risks.
Financial risks
The key financial targets for Nokia are growth, profitability, cash flow and a strong balance sheet. The objective for the Treasury function is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks in close co-operation with the business groups. There is a strong focus in Nokia on creating shareholder value. The Treasury function supports this aim by minimizing the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses and by managing the balance sheet structure of the Group.
Nokia has Treasury Centers in Geneva, Singapore/Beijing and New York/Sao Paolo, and a Corporate Treasury unit in Espoo. This international organization enables Nokia to provide the Group companies with financial services according to local needs and requirements.
The Treasury function is governed by policies approved by the Group Executive Board or its respective members, as applicable. Treasury Policy provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management in Nokia. Operating Policies cover specific areas such as foreign exchange risk, interest rate risk, use of derivative financial instruments, as well as liquidity and credit risk. Nokia is risk averse in its Treasury activities. Business Groups have detailed Standard Operating Procedures supplementing the Treasury Policy in financial risk management related issues.

Market risk
Foreign exchange risk
Nokia operates globally and is thus exposed to foreign exchange risk arising from various currency combinations. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures. These transaction exposures are managed against various local currencies because of Nokia’s substantial production and sales outside the Eurozone.
Due to the changes in the business environment, currency combinations may also change within the financial year. The most significant non-euro sales currencies during the year were US dollar (USD), UK pound sterling (GBP) and Chinese yuan (CNY). In general, depreciation of another currency relative to the euro has an adverse effect on Nokia’s sales and operating profit, while appreciation of another currency has a positive effect, with the exception of Japanese yen (JPY), being the only significant foreign currency in which Nokia has more purchases than sales.
The following chart shows the break-down by currency of the underlying net foreign exchange transaction exposure as of December 31, 2006 (in some of the currencies, especially the US dollar, Nokia has both substantial sales as well as cost, which have been netted in the chart).
Net Exposures
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
Nokia uses the Value-at-Risk (“VaR”) methodology to assess the foreign exchange risk related to the Treasury management of the Group exposures. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. To correctly take into account the non-linear price function of certain derivative instruments, Nokia uses Monte Carlo simulation. Volatilities and correlations are calculated from a one-year set of daily data. The VaR figures assume that the forecasted cash flows materialize as expected. The annualized VaR-based FX risk figures for the Group transaction foreign exchange exposure, including hedging transactions and Treasury exposures for netting and risk management purposes, calculated from one-week horizon and 95% confidence level, are shown in Table 1, below.

Table 1 Transaction foreign exchange position Value-At-Risk

VaR	2006	2005

	EURm	EURm
At December 31	21.6	12.4
Average for the year	24.6	10.2
Range for the year	17.1-34.6	3.3-29.3
Since Nokia has subsidiaries outside the Eurozone, the euro-denominated value of the shareholders’ equity of Nokia is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in the Group consolidation. Nokia uses, from time to time, foreign exchange contracts and foreign currency denominated loans to hedge its equity exposure arising from foreign net investments.
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
Nokia uses the VaR methodology to assess and measure the interest rate risk in the investment portfolio, which is benchmarked against a combination of three-month and one-to-three-year investment horizon. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. For interest rate risk VaR, Nokia uses variance-covariance methodology. Volatilities and correlations are calculated from a one-year set of daily data. The annualized VaR-based interest rate risk figures for the investment portfolio calculated from one-week horizon and 95% confidence level are shown in Table 2, below.
Table 2 Treasury investment portfolio Value-At-Risk

VaR	2006	2005

	EURm	EURm
At December 31	4.8	6.9
Average for the year	6.3	10.0
Range for the year	4.4-9.3	6.9-15.3
Equity price risk
Nokia has certain strategic minority investments in publicly traded companies. These investments are classified as available-for-sale. The fair value of the equity investments at December 31, 2006 was EUR 8 million (EUR 8 million in 2005).
There are currently no outstanding derivative financial instruments designated as hedges of these equity investments. The VaR figures for equity investments, shown in Table 3, below, have been calculated using the same principles as for interest rate risk.

Table 3 Equity investments Value-at-Risk

VaR	2006	2005

	EURm	EURm
At December 31	0.1	0.1
Average for the year	0.1	0.2
Range for the year	0.1-0.2	0.1-0.2
In addition to the listed equity holdings, Nokia invests in private equity through Nokia Venture Funds. The fair value of these available-for-sale equity investments at December 31, 2006 was USD 220 million (USD 177 million in 2005).
Nokia is exposed to equity price risk on social security costs relating to equity-based compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures. Our President and Chief Executive Officer and our Executive Vice President, Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Nokia’s internal control over financial reporting is designed to provide reasonable assurance to the company’s management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.
The company’s management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on this evaluation, management has assessed the effectiveness of the company’s internal control over financial reporting, as at December 31, 2006, and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited Nokia’s consolidated financial statements for the year ended December 31, 2006, has issued an attestation report on management’s assessment of the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States of America).
(c) Attestation Report of the Registered Public Accounting Firm. See the Auditors’ report on page F-1.
(d) Changes in Internal Control Over Financial Reporting. There were no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Per Karlsson is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Per Karlsson and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. This code of ethics is posted on our website, www.nokia.com, and may be found as follows:
1. From our main web page, first click on “About Nokia.”
2. Next, click on “Company.”
3. Next, click on “Corporate Governance.”
4. Next, click on “Board of Directors.”
5. Finally, click on “Code of Ethics.”
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditor fees and services
PricewaterhouseCoopers Oy has served as Nokia’s independent auditor for each of the fiscal years in the three-year period ended December 31, 2006. The independent auditor is elected annually by Nokia’s shareholders at the Annual General Meeting. The Audit Committee of the Board of Directors makes a recommendation to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election.
The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2006 and 2005.

	2006	2005

	(EUR millions)
Audit Fees(1)	5.2	5.3
Audit-Related Fees(2)	7.1	1.0
Tax Fees(3)	6.8	5.9
All Other Fees(4)	0.4	0.1

Total	19.5	12.3

(1)	Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. There were no unbilled audit fees at year-end 2006. The fees for 2005 include EUR 1.4 million of accrued audit fees for the 2005 year-end audit that were not billed until 2006.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; internal control matters and services in anticipation of the company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; employee benefit plan audits and reviews; and miscellaneous reports in connection with grant applications. The fees for 2006 include EUR 1.5 million of accrued audit related fees that were not billed until 2007. This amount includes EUR 0.3 million that Nokia will recover from a third party. There were no unbilled audit-related fees at year-end 2005.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services. The tax fees for 2006 include EUR 0.4 million of accrued tax fees that were not billed until 2007. There were no unbilled tax fees at year-end 2005.

(4)	All Other Fees include fees billed for company establishment, forensic accounting and occasional training services.
Audit Committee Pre-approval Policies and Procedures
The Audit Committee of Nokia’s Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the “Policy”).
Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant M&A projects), tax and other services must receive a specific pre-approval from the Audit Committee. The Policy and its appendices are subject to annual review by the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer. At each regular meeting of the Audit Committee, the independent auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the status and cost of those services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets out certain information concerning purchases of Nokia shares and ADRs by Nokia Corporation and its affiliates during 2006.

			(c) Total Number
			of Shares	(d) Maximum
			Purchased as	Number of Shares
			Part of Publicly	that May Yet Be
	(a) Total Number	(b) Average Price	Announced	Purchased Under
	of Shares	Paid per Share(4)	Plans or	the Plans or
Period	Purchased(3)	(EUR)	Programs(3)	Programs

January 1/1/06-1/31/06	0	0	0	182 190 000 (1)
February 2/1/06-2/28/06	28 700 000	15.80	28 700 000	153 490 000 (1)
March 3/1/06-3/31/06	56 180 000	16.49	56 180 000	97 310 000 (1)
April 4/1/06-4/30/06	3 690 000	18.41	3 290 000	401 710 000 (2)
May 5/1/06-5/31/06	18 920 000	17.28	18 920 000	382 790 000 (2)
June 6/1/06-6/30/06	13 390 000	16.10	13 390 000	369 400 000 (2)
July 7/1/06-7/31/06	7 060 000	15.47	6 960 000	362 440 000 (2)
August 8/1/06-8/31/06	22 960 000	15.91	22 960 000	339 480 000 (2)
September 9/1/06-9/30/06	16 090 000	15.35	16 090 000	323 390 000 (2)
October 10/1/06-10/31/06	8 200 000	15.49	8 200 000	315 190 000 (2)
November 11/1/06-11/30/06	25 270 000	15.48	25 270 000	289 920 000 (2)
December 12/1/06-12/31/06	11 880 000	15.30	11 880 000	278 040 000 (2)

Total	212 340 000		211 840 000

(1)	On April 7, 2005, the Annual General Meeting authorized the Board to resolve to repurchase a maximum of 443.2 million Nokia shares by using funds available for distribution of profits. The authorization was effective until April 7, 2006.

(2)	On March 30, 2006, the Annual General Meeting authorized the Board to resolve to repurchase a maximum of 405 million Nokia shares by using funds available for distribution of profits. The authorization is effective until March 30, 2007.

(3)	The difference between the “Total Number of Shares Purchased” and the “Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs” represents repurchases of a total of 500 000 shares in open-market transactions effected by affiliates of Nokia Corporation to cover the Group’s obligations in connection with certain employee stock option plans.

(4)	When ADRs were purchased the USD price paid was converted into EUR by using the noon buying rate as of the date of purchase

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are filed as part of this annual report on Form 20-F:
ITEM 19. EXHIBITS

*1		Articles of Association of Nokia Corporation.
4.1		Amended and Restated Framework Agreement among Siemens AG and Nokia Corporation and Nokia Siemens Networks B.V. dated as of June 19, 2006 and as amended and restated as of January 24, 2007.
6	.	See Note 30 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for information on how earnings per share information was calculated.
8	.	List of significant subsidiaries.
12.1		Certification of Olli-Pekka Kallasvuo, Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Richard A. Simonson, Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.(a).	Consent of Independent Registered Public Accounting Firm.
______________________________

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.

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
Converged device: See Smartphone.
Convergence: The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence.
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
Engine: Hardware and software that perform essential core functions for telecommunication or application tasks. A mobile device engine includes, for example, the printed circuit boards, radio frequency components, basic electronics and basic software.
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
GPS (Global Positioning System): Satellite-based positioning system that is used for reading geographical position and as a source of the accurate co-ordinated universal time.
GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely accepted standard and typically operates in the 900 MHz, 1800 MHz, and 1900 MHz frequency bands.
HSPA (High Speed Packet Access): A wideband code division multiple access feature that refers to both 3GPP high-speed downlink packet access and high-speed uplink packet access (see also HSDPA and HSUPA).
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
IP (Internet Protocol): A network layer protocol that offers a connectionless Internet work service and forms part of the TCP/ IP protocol.
IPR (Intellectual Property Rights): Laws protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example, patents, that have an economic value.
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
LTE (Long Term Evolution): 3GPP radio technology evolution architecture.
Maemo: An application development platform for Nokia Internet Tablet products.
MMS (Multimedia Messaging Services): An open standard defined by the Open Mobile Alliance that enables mobile phone users to send and receive messages with rich content, such as images, polyphonic ring tones, audio clips and even short videos.
Mobile device: A generic term for all device products made by our Mobile Phones, Multimedia and Enterprise Solutions business groups, and a generic term for all device products made by the industry in which we operate.
Multimedia Computer: The name given to all Nokia Nseries devices produced by our Multimedia business group in order to distinguish them from the generic category of converged devices.
Multiradio: Able to support several different radio access technologies.
NFC (Near Field Communication): A technology that enables users to exchange information between devices located near to each other.
OFDM (Orthogonal Frequency-Division Multiplexing): A technique for transmitting large amounts of digital data over a radio wave. OFDM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver.
OMA (Open Mobile Alliance): An organization that acts as a mobile industry standards forum aiming at interoperable mobile services across geographic areas, network operators, and mobile terminals, as well as at an open standards-based framework that permits services in a multi-vendor environment.
Open-source: Refers to a program in which the source code is available to the general public for use and modification from its original design free of charge.
OS: Operating System.
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
Presence: The ability to detect whether other users are online and whether they are available.
Push to talk over Cellular (PoC): A service that provides direct one-to-one and one-to-many voice communication in the cellular network.
Python: A general-purpose programming language that was originally developed by Guido van Rossum.
QVGA: A screen resolution of 320x240 pixels.

S60: A feature rich software platform for smartphones with advanced data capabilities that is optimized for the Symbian OS.
Smartphone (also known as a converged device): A generic category of mobile device that can run computer-like applications such as e-mail, web browsing and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features.
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
TCP/ IP (Transmission Control Protocol/ Internet Protocol): A basic communication protocol used to transmit data over networks, on the Internet and on private networks.
TD-SCDMA (time division synchronous code division multiple access): An alternative 3G standard.
TETRA (Terrestrial Trunked Radio): An open digital trunked radio standard defined by ETSI.
Transfer mode: Transmission, multiplexing and switching in a telecommunications network.
Transmission: The action of conveying signals from one point to one or more other points.
UMA (Unlicensed Mobile Access): UMA technology enables roaming and handovers between cellular networks and public and private unlicensed networks using dual-mode mobile handsets.
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

(This page has been left blank intentionally)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of NOKIA CORPORATION:
We have completed an integrated audit of Nokia Corporation’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Our opinions based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of changes in shareholders’ equity and cash flow statements present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards (IFRS). These consolidated financial statements are the responsibility of Nokia’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
IFRS vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15(b), that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Nokia maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control— Integrated Framework issued by the COSO. Nokia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Nokia’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers Oy
PricewaterhouseCoopers Oy
Espoo, Finland
March 12, 2007

(This page has been left blank intentionally)

Nokia Corporation and Subsidiaries
Consolidated Profit and Loss Accounts

		Financial year ended December 31

	Notes	2006	2005	2004

		EURm	EURm	EURm
Net sales		41 121	34 191	29 371
Cost of sales		(27 742)	(22 209)	(18 179)

Gross profit		13 379	11 982	11 192
Research and development expenses		(3 897)	(3 825)	(3 776)
Selling and marketing expenses	6	(3 314)	(2 961)	(2 564)
Administrative and general expenses		(666)	(609)	(611)
Other income	7	522	285	343
Other expenses	7, 8	(536)	(233)	(162)
Amortization of goodwill	10	—	—	(96)

Operating profit	2-10	5 488	4 639	4 326
Share of results of associated companies	15, 33	28	10	(26)
Financial income and expenses	11	207	322	405

Profit before tax		5 723	4 971	4 705
Tax	12	(1 357)	(1 281)	(1 446)

Profit before minority interests		4 366	3 690	3 259
Minority interests		(60)	(74)	(67)

Profit attributable to equity holders of the parent		4 306	3 616	3 192

		2006	2005	2004

		EUR	EUR	EUR
Earnings per share	30
(for profit attributable to the equity holders of the parent)
Basic		1.06	0.83	0.69
Diluted		1.05	0.83	0.69
Average number of shares (000’s shares)	30	2006	2005	2004
Basic		4 062 833	4 365 547	4 593 196
Diluted		4 086 529	4 371 239	4 600 337
See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries
Consolidated Balance Sheets

		December 31

	Notes	2006	2005

		EURm	EURm
ASSETS
Non-current assets
Capitalized development costs	13	251	260
Goodwill	13	532	90
Other intangible assets	13	298	211
Property, plant and equipment	14	1 602	1 585
Investments in associated companies	15	224	193
Available-for-sale investments	16	288	246
Deferred tax assets	26	809	846
Long-term loans receivable	17	19	63
Other non-current assets		8	7

		4 031	3 501
Current assets
Inventories	18, 20	1 554	1 668
Accounts receivable, net of allowances for doubtful accounts (2006: EUR 212 million, 2005: EUR 281 million)	19, 20	5 888	5 346
Prepaid expenses and accrued income	19	2 496	1 938
Other financial assets		111	89
Available-for-sale investments, liquid assets	16	5 012	6 852
Available-for-sale investments, cash equivalents	16, 34	2 046	1 493
Bank and cash	34	1 479	1 565

		18 586	18 951
Total assets		22 617	22 452

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	22	246	266
Share issue premium		2 707	2 458
Treasury shares, at cost		(2 060)	(3 616)
Translation differences		(34)	69
Fair value and other reserves	21	(14)	(176)
Retained earnings	24	11 123	13 308

		11 968	12 309
Minority interests		92	205

Total equity		12 060	12 514
Non-current liabilities	25
Long-term interest-bearing liabilities		69	21
Deferred tax liabilities	26	205	151
Other long-term liabilities		122	96

		396	268
Current liabilities
Short-term borrowings	27	247	377
Accounts payable		3 732	3 494
Accrued expenses	28	3 796	3 320
Provisions	29	2 386	2 479

		10 161	9 670
Commitments and contingencies	31
Total shareholders’ equity and liabilities		22 617	22 452

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries
Consolidated Cash Flow Statements

		Financial year ended
		December 31

	Notes	2006	2005	2004

		EURm	EURm	EURm
Cash flow from operating activities
Profit attributable to equity holders of the parent		4 306	3 616	3 192
Adjustments, total	34	1 857	1 774	2 059

Profit attributable to equity holders of the parent before change in net working capital		6 163	5 390	5 251
Change in net working capital	34	(793)	(366)	241

Cash generated from operations		5 370	5 024	5 492
Interest received		235	353	204
Interest paid		(18)	(26)	(26)
Other financial income and expenses, net received		54	47	41
Income taxes paid		(1 163)	(1 254)	(1 368)

Net cash from operating activities		4 478	4 144	4 343
Cash flow from investing activities
Acquisition of Group companies, net of acquired cash		(517)	(92)	—
Purchase of current available-for-sale investments, liquid assets		(3 219)	(7 277)	(10 318)
Purchase of non-current available-for-sale investments		(88)	(89)	(388)
Purchase of shares in associated companies		(15)	(16)	(109)
Additions to capitalized development costs		(127)	(153)	(101)
Long-term loans made to customers		(11)	(56)	—
Proceeds from repayment and sale of long-term loans receivable		56	—	368
Recovery of impaired long-term loans made to customers		276	—	—
Proceeds from (+)/ payment of (-) other long-term receivables		(3)	14	2
Proceeds from short-term loans receivable		199	182	66
Capital expenditures		(650)	(607)	(548)
Proceeds from disposal of shares in Group companies, net of disposed cash		—	5	1
Proceeds from disposal of shares in associated companies		1	18	—
Proceeds from disposal of businesses		—	95	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		5 058	9 402	9 737
Proceeds from sale of current available-for-sale investments		—	247	587
Proceeds from sale of non-current available-for-sale investments		17	3	346
Proceeds from sale of fixed assets		29	167	6
Dividends received		—	1	22

Net cash from (used in) investing activities		1 006	1 844	(329)
See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries
Consolidated Cash Flow Statements (Continued)

		Financial year ended
		December 31

	Notes	2006	2005	2004

		EURm	EURm	EURm
Cash flow from financing activities
Proceeds from stock option exercises		46	2	—
Purchase of treasury shares		(3 371)	(4 258)	(2 648)
Proceeds from long-term borrowings		56	5	1
Repayment of long-term borrowings		(7)	—	(3)
Proceeds from (+)/ repayment of (-) short-term borrowings		(137)	212	(255)
Dividends paid		(1 553)	(1 531)	(1 413)

Net cash used in financing activities		(4 966)	(5 570)	(4 318)
Foreign exchange adjustment		(51)	183	(23)

Net increase (+)/ decrease (-) in cash and cash equivalents		467	601	(327)
Cash and cash equivalents at beginning of period		3 058	2 457	2 784

Cash and cash equivalents at end of period		3 525	3 058	2 457

Cash and cash equivalents comprise of:
Bank and cash		1 479	1 565	1 090
Current available-for-sale investments, cash equivalents	16, 37	2 046	1 493	1 367

		3 525	3 058	2 457

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.
See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

						Fair
						value
			Share			and		Before
	Number of	Share	issue	Treasury	Translation	other	Retained	minority	Minority
	shares	capital	premium	shares	differences	reserves	earnings(1)	interests	interests	Total

	(000’s)
Group, EURm
Balance at January 1, 2004	4 700 268	288	2 313	(1 373)	(85)	80	14 079	15 302	164	15 466

Translation differences					(119)			(119)	(16)	(135)
Net investment hedge gains					78			78		78
Cash flow hedges, net of tax						(1)		(1)		(1)
Available-for-sale investments, net of tax						(66)		(66)		(66)
Other decrease, net							(1)	(1)	(5)	(6)
Profit							3 192	3 192	67	3 259
Total recognized income and expense		—	—	—	(41)	(67)	3 191	3 083	46	3 129
Stock options exercised	5	—	—					—		—
Stock options exercised related to acquisitions			(8)					(8)		(8)
Share-based compensation (2)			53					53		53
Acquisition of treasury shares	(214 120)			(2 661)				(2 661)		(2 661)
Reissuance of treasury shares	788			14				14		14
Cancellation of treasury shares		(8)	8	1 998			(1 998)	—		—
Dividend							(1 398)	(1 398)	(42)	(1 440)
Total of other equity movements		(8)	53	(649)	—	—	(3 396)	(4 000)	(42)	(4 042)

Balance at December 31, 2004	4 486 941	280	2 366	(2 022)	(126)	13	13 874	14 385	168	14 553

Tax benefit on stock options exercised			(2)					(2)		(2)
Translation differences					406			406	31	437
Net investment hedge losses					(211)			(211)		(211)
Cash flow hedges, net of tax						(132)		(132)		(132)
Available-for-sale investments, net of tax						(57)		(57)		(57)
Other decrease, net							(55)	(55)	1	(54)
Profit							3 616	3 616	74	3 690
Total recognized income and expense		—	(2)	—	195	(189)	3 561	3 565	106	3 671
Stock options exercised	125		2					2		2
Stock options exercised related to acquisitions			(1)					(1)		(1)
Share-based compensation (2)			79					79		79
Acquisition of treasury shares	(315 174)			(4 268)				(4 268)		(4 268)
Reissuance of treasury shares	484			10				10		10
Cancellation of treasury shares		(14)	14	2 664			(2 664)	—		—
Dividend							(1 463)	(1 463)	(69)	(1 532)
Total of other equity movements		(14)	94	(1 594)	—	—	(4 127)	(5 641)	(69)	(5 710)

Balance at December 31, 2005	4 172 376	266	2 458	(3 616)	69	(176)	13 308	12 309	205	12 514

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity (Continued)

						Fair
						value
			Share			and		Before
	Number of	Share	issue	Treasury	Translation	other	Retained	minority	Minority
	shares	capital	premium	shares	differences	reserves	earnings(1)	interests	interests	Total

	(000’s)
Balance at December 31, 2005	4 172 376	266	2 458	(3 616)	69	(176)	13 308	12 309	205	12 514

Tax benefit on stock options exercised			23					23		23
Excess tax benefit on share-based compensation			14					14		14
Translation differences					(141)			(141)	(13)	(154)
Net investment hedge gains; net of tax					38			38		38
Cash flow hedges, net of tax						171		171		171
Available-for-sale investments, net of tax						(9)		(9)		(9)
Other decrease, net							(52)	(52)	(1)	(53)
Profit							4 306	4 306	60	4 366
Total recognized income and expense		—	37	—	(103)	162	4 254	4 350	46	4 396
Stock options exercised	3 046	0	43					43		43
Stock options exercised related to acquisitions			(1)					(1)		(1)
Share-based compensation (2)	2 236		219					219		219
Settlement of performance shares			(69)	38				(31)		(31)
Acquisition of treasury shares	(212 340)			(3 413)				(3 413)		(3 413)
Reissuance of treasury shares	412			4				4		4
Cancellation of treasury shares		(20)	20	4 927			(4 927)	—		—
Dividend							(1 512)	(1 512)	(40)	(1 552)
Acquisition of minority interests								—	(119)	(119)
Total of other equity movements		(20)	212	1 556	—	—	(6 439)	(4 691)	(159)	(4 850)

Balance at December 31, 2006	3 965 730	246	2 707	(2 060)	(34)	(14)	11 123	11 968	92	12 060

(1)	Opening retained earnings has been increased by EUR 154 million for recognition of certain additional items relating to periods prior to 2002. See Note 1 and Note 26.

(2)	Share-based compensation is shown net of deferred compensation recorded related to social security costs on share-based payments.
Dividends declared per share were EUR 0.43 for 2006 (EUR 0.37 for 2005 and EUR 0.33 for 2004), subject to shareholders’ approval.

Notes to the Consolidated Financial Statements

1.	Accounting principles
Basis of presentation
The consolidated financial statements of Nokia Corporation (“Nokia” or “the Group”), a Finnish public limited liability company with domicile in Helsinki, in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards (“IFRS”). The consolidated financial statements are presented in millions of euros (“EURm”), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform with Finnish Accounting legislation. On January 25, 2007, Nokia’s Board of Directors authorized the financial statements for issuance.
Adoption of pronouncements under IFRS
In the current year, the Group has adopted all of the new and revised standards, amendments and interpretations to existing standards issued by the International Accounting Standards Board (the IASB) that are relevant to its operations and effective for accounting periods prospectively from January 1, 2006.

•	The Group adopted Amendment to IAS 19, Actuarial Gains and Losses, Group Plans and Disclosures, which introduced the option of an alternative recognition approach for actuarial gains and losses. The Group did not adopt this alternative option.

•	The Group adopted Amendment to IAS 39, Cash Flow Hedge Accounting of Forecast Intragroup Transactions, where an entity may designate intragroup transactions as hedged items if certain criteria are fulfilled.

•	The Group adopted Amendment to IAS 39, The Fair Value Option, which restricts use of the fair value option for financial instruments to certain circumstances.

•	The Group adopted Amendments to IAS 39 and IFRS 4, Financial Guarantee Contracts, in which all financial guarantee contracts are initially recognized at fair value and subsequently measured at the higher of either the amount determined in accordance with IAS 37 or the amount initially recognized less any cumulative amortization.

•	The Group adopted IFRIC 4, Determining whether an Arrangement contains a Lease, where if fulfillment of an arrangement is dependent on the use of a specific asset and conveys a right to use, the arrangement contains a lease.
The adoption of each standard did not have any impact to the Group’s balance sheet, profit and loss or cash flows.
Change in method of quantifying misstatements
During the year, the Group changed its method of quantifying misstatements. The Group previously quantified misstatements based on the amount of the error originating in the current year profit and loss account statement. The Group has now decided to consider the effect of any misstatements based on both (1) the amount of the misstatement originating in the current year profit and loss account statement and (2) the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the year in which the misstatement originated.
As a result of this change, management has adjusted its financial statements and previously reported deferred tax assets and retained earnings have been increased by EUR 154 million for each period presented. Under the previous method of quantifying misstatements these adjustments were considered to be immaterial. These deferred tax assets relate to certain of the Group’s warranty and other provisions recorded in periods prior to 2002, for which no corresponding tax amounts were deferred.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
Principles of consolidation
The consolidated financial statements include the accounts of Nokia’s parent company (“Parent Company”), and each of those companies over which the Group exercises control. Control over an entity is presumed to exist when the Group owns, directly or indirectly through subsidiaries, over 50% of the voting rights of the entity, the Group has the power to govern the operating and financial policies of the entity through agreement or the Group has the power to appoint or remove the majority of the members of the board of the entity. The Group’s share of profits and losses of associated companies is included in the consolidated profit and loss account in accordance with the equity method of accounting. An associated company is an entity over which the Group exercises significant influence. Significant influence is generally presumed to exist when the Group owns, directly or indirectly through subsidiaries, over 20% of the voting rights of the company.
All inter-company transactions are eliminated as part of the consolidation process. Minority interests are presented separately in arriving at the net profit and they are shown as a component of shareholders’ equity in the consolidated balance sheet.
Profits realized in connection with the sale of fixed assets between the Group and associated companies are eliminated in proportion to share ownership. Such profits are deducted from the Group’s equity and fixed assets and released in the Group accounts over the same period as depreciation is charged.
The companies acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly the result of a Group company divested during an accounting period is included in the Group accounts only to the date of disposal.
Goodwill
The purchase method of accounting is used to account for acquisitions of separate entities or businesses by the Group. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed or incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed by the Group are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the Group’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.
For the purposes of impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the acquisition in which the goodwill arose. The Group assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists the recoverable amount is determined for the cash-generating unit, to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognized if the recoverable amount is less than the carrying amount. Impairment losses are recognized immediately in the profit and loss account.
Foreign currency translation
Functional and presentation currency
The financial statements of all Group entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in Euro, which is the functional and presentation currency of the Parent Company.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
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
Foreign Group companies
In the consolidated accounts all income and expenses of foreign subsidiaries are translated into euro at the average foreign exchange rates for the accounting period. All assets and liabilities of foreign Group companies are translated into euro at the year-end foreign exchange rates with the exception of goodwill arising on the acquisition of foreign companies prior to the adoption of IAS 21 (revised 2004) on January 1, 2005, which is translated to euro at historical rates. Differences resulting from the translation of income and expenses at the average rate and assets and liabilities at the closing rate are treated as an adjustment affecting consolidated shareholders’ equity. On the disposal of all or part of a foreign Group company by sale, liquidation, repayment of share capital or abandonment, the cumulative amount or proportionate share of the translation difference is recognized as income or as expense in the same period in which the gain or loss on disposal is recognized.
Fair valuing principles
Financial assets and liabilities
Under IAS 39(R), Financial Instruments: Recognition and Measurement, the Group classifies its investments in marketable debt and equity securities and investments in unlisted equity securities into the following categories: held-to-maturity, held for trading, or available-for-sale depending on the purpose for acquiring the investments as well as ongoing intentions. All investments of the Group are currently classified as available-for-sale. Available-for-sale investments are fair valued by using quoted market rates, discounted cash flow analyses or other appropriate valuation models at each balance sheet date. Certain unlisted equities for which fair values cannot be measured reliably are reported at cost less impairment. All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.
The fair value changes of available-for-sale investments are recognized in shareholders’ equity. When the investment is disposed of, the related accumulated fair value changes are released from shareholders’ equity and recognized in profit or loss. The weighted average method is used when determining the cost-basis of publicly listed equities being disposed of. The First-in First-out (FIFO) method is used to determine the cost basis of fixed income securities being disposed of. An impairment is recorded when the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired. The cumulative net loss relating to that investment is removed from equity and recognized in the profit and loss account for the period. If, in a subsequent period, the fair value of the investment increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal recognized in the profit and loss account.
The fair values of other financial assets and financial liabilities are assumed to approximate their carrying values, due either to their short maturities or that their fair values cannot be measured reliably.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
Derivatives
Fair values of forward rate agreements, interest rate options, futures contracts and exchange traded options are calculated based on quoted market rates at each balance sheet date. Discounted cash flow analyses are used to value interest rate and currency swaps. Changes in the fair value of these contracts are recognized in the profit and loss account.
Fair values of cash settled equity derivatives are calculated by revaluing the contract at year-end quoted market rates. Changes in fair value are recognized in the profit and loss account.
Forward foreign exchange contracts are valued at the market forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract forward rate. Currency options are valued at each balance sheet date by using the Garman & Kohlhagen option valuation model. Changes in the fair value on these instruments are recognized in the profit and loss account except to the extent they qualify for hedge accounting.
Embedded derivatives are identified and monitored by the Group and fair valued as at each balance sheet date. In assessing the fair value of embedded derivatives, the Group employs a variety of methods including option pricing models and discounted cash flow analysis using assumptions that are based on market conditions existing at each balance sheet date. The fair value changes are recognized in the profit and loss account.
Hedge accounting
Hedging of anticipated foreign currency denominated sales and purchases
The Group applies hedge accounting for ”Qualifying hedges”. Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future anticipated foreign currency denominated sales and purchases that meet the requirements set out in IAS 39(R). The cash flow being hedged must be ”highly probable” and must present an exposure to variations in cash flows that could ultimately affect profit or loss. The hedge must be highly effective both prospectively and retrospectively.
The Group claims hedge accounting in respect of certain forward foreign exchange contracts and options, or option strategies, which have zero net premium or a net premium paid, and where the critical terms of the bought and sold options within a collar or zero premium structure are the same and where the nominal amount of the sold option component is no greater than that of the bought option.
For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity to the extent that the hedge is effective. For qualifying foreign exchange options, or option strategies, the change in intrinsic value is deferred in shareholders’ equity to the extent that the hedge is effective. In all cases the ineffective portion is recognized immediately in the profit and loss account. Hedging costs, either expressed as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or changes in the time value for options, or options strategies, are recognized within other operating income or expenses.
Accumulated fair value changes from qualifying hedges are released from shareholders’ equity into the profit and loss account as adjustments to sales and cost of sales, in the period when the hedged cash flow affects the profit and loss account. If the hedged cash flow is no longer expected to take place, all deferred gains or losses are released immediately into the profit and loss account as

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
adjustments to sales and cost of sales. If the hedged cash flow ceases to be highly probable, but is still expected to take place, accumulated gains and losses remain in equity until the hedged cash flow affects the profit and loss account.
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
For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account within financial income and expenses. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders’ equity. Changes in the time value are at all times recognized directly in the profit and loss account as financial income and expenses. If a foreign currency-denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders’ equity.
Accumulated fair value changes from qualifying hedges are released from shareholders’ equity into the profit and loss account only if the legal entity in the given country is sold, liquidated, repays its share capital or is abandoned.
Revenue recognition
Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable and the significant risks and rewards of ownership have transferred to the buyer. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the products to the end users. The Group records reductions to revenue for special pricing agreements, price protection and other volume based discounts. Service revenue is generally recognized on a straight line basis over the specified period unless there is evidence that some other method better represents the stage of completion. Except for separately licensed software solutions and certain Networks’ equipment, the Group generally considers the software content of their products or services to be incidental to the products or services as a whole.
In addition, sales and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment are recognized using the percentage of completion method when the outcome of the contract can be estimated reliably. A contract’s outcome can be estimated reliably when total contract revenue and the costs to complete the contract can be

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
estimated reliably, it is probable that the economic benefits associated with the contract will flow to the Group and the stage of contract completion can be measured reliably. When the Group is not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered.
Completion is measured by reference to cost incurred to date as a percentage of estimated total project costs, the cost-to-cost method.
The percentage of completion method relies on estimates of total expected contract revenue and costs, as well as dependable measurement of the progress made towards completing a particular project. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. The cumulative impact of a revision in estimates is recorded in the period such revisions become likely and estimable. Losses on projects in progress are recognized in the period they become probable and estimable.
The Group’s customer contracts may include the provision of separately identifiable components of a single transaction, for example the construction of a network solution and subsequent network maintenance services or post-contract customer support on software solutions. Accordingly, for these arrangements, revenue recognition requires proper identification of the components of the transaction and evaluation of their commercial effect in order to reflect the substance of the transaction. If the components are considered separable, revenue is allocated across the identifiable components based upon relative fair values.
All the Group’s material revenue streams are recorded according to the above policies.
Shipping and handling costs
The costs of shipping and distributing products are included in cost of sales.
Research and development
Research and development costs are expensed as they are incurred, except for certain development costs, which are capitalized when it is probable that a development project will generate future economic benefits, and certain criteria, including commercial and technological feasibility, have been met. Capitalized development costs, comprising direct labor and related overhead, are amortized on a systematic basis over their expected useful lives between two and five years.
Capitalized development costs are subject to regular assessments of recoverability based on anticipated future revenues, including the impact of changes in technology. Unamortized capitalized development costs determined to be in excess of their recoverable amounts are expensed immediately.
Other intangible assets
Expenditures on acquired patents, trademarks and licenses are capitalized and amortized using the straight-line method over their useful lives, generally 3 to 5 years, but not exceeding 20 years. Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down to its recoverable amount. Costs of software licenses associated with internal-use software are capitalized. These costs are included within other intangible assets and are amortized over a period not to exceed three years.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
Pensions
The Group companies have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.
The Group’s contributions to defined contribution plans and to multi-employer and insured plans are recognized in the profit and loss account in the period to which the contributions relate.
For defined benefit plans, principally the reserved portion of the Finnish TEL system, pension costs are assessed using the projected unit credit method: the cost of providing pensions is recognized in the profit and loss account so as to spread the service cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates on high quality corporate bonds with appropriate maturities. Actuarial gains and losses outside the corridor are recognized over the average remaining service lives of employees. The corridor is defined as ten percent of the greater of the value of plan assets or defined benefit obligation at the beginning of the respective year.
Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.
Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions	20 - 33 years
Production machinery, measuring and test equipment	1 - 3 years
Other machinery and equipment	3 - 10 years
Land and water areas are not depreciated.
Maintenance, repairs and renewals are generally charged to expense during the financial period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset. Leasehold improvements are depreciated over the shorter of the lease term or useful life.
Gains and losses on the disposal of fixed assets are included in operating profit/loss.
Leases
The Group has entered into various operating leases, the payments under which are treated as rentals and recognized in the profit and loss account on a straight-line basis over the lease terms.
Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates actual cost on a FIFO basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
In addition to the cost of materials and direct labor, an appropriate proportion of production overhead is included in the inventory values.
An allowance is recorded for excess inventory and obsolescence based on the lower of cost or net realizable value.
Accounts receivable
Accounts receivable are carried at the original amount invoiced to customers, which is considered to be fair value, less allowances for doubtful accounts based on a periodic review of all outstanding amounts including an analysis of historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Bad debts are written off when identified.
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
Borrowings
Borrowings are classified as loans and are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost using the effective interest method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings.
Loans to customers
Loans to customers are recorded at amortized cost. Loans are subject to regular and thorough review as to their collectibility and as to available collateral; in the event that any loan is deemed not fully recoverable, a provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans to customers is accrued monthly on the principal outstanding at the market rate on the date of financing and is included in other operating income.
Income taxes
Current taxes are based on the results of the Group companies and are calculated according to local tax rules.
Deferred tax assets and liabilities are determined, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The enacted or substantially enacted tax rates as of each balance sheet date that are expected to apply in the period when the asset is realized or the liability is settled are used in the measurement of deferred tax assets and liabilities.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
The principal temporary differences arise from intercompany profit in inventory, warranty and other provisions, untaxed reserves and tax losses carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. Deferred tax liabilities are recognized for temporary differences that arise between the fair value and tax base of identifiable net assets acquired in business combinations.
Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as an asset only when the reimbursement is virtually certain.
The Group recognizes the estimated liability to repair or replace products still under warranty at each balance sheet date. The provision is calculated based on historical experience of the level of repairs and replacements.
The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each balance sheet date.
The Group recognizes a provision for the estimated future settlements related to asserted and unasserted Intellectual Property Rights (IPR) infringements, based on the probable outcome of each case as of each balance sheet date.
The Group recognizes a provision for pension and other social costs on unvested equity instruments based upon local statutory law. In accordance with the requirements applying to cash-settled share-based payment transactions, this provision is measured at fair value and remeasurement of the fair value of the provision is recognized in profit or loss for the period.
The Group recognizes a provision for tax contingencies based upon the estimated future settlement amount at each balance sheet date.
Share-based compensation
The Group offers three types of equity settled share-based compensation schemes for employees: stock options, performance shares and restricted shares. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. On a regular basis, the Group reviews the assumptions made and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Share-based compensation is recognized as an expense in the profit and loss account over the service period. When stock options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.
Treasury shares
The Group recognizes acquired treasury shares as a deduction from equity at their acquisition cost. When cancelled, the acquisition cost of treasury shares is recognized in retained earnings and the par value of the corresponding share capital is recognized in share issue premium.
Dividends
Dividends proposed by the Board of Directors are not recorded in the financial statements until they have been approved by the shareholders at the Annual General Meeting.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
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
Revenue recognition
Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable and the significant risks and rewards of ownership have transferred to the buyer. Current sales may materially change if management’s assessment of such criteria was determined to be inaccurate.
Revenue from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. Current sales and profit estimates for projects may materially change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers’ plans, realization of penalties, and other corresponding factors.
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

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
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
Warranty provisions
The Group provides for the estimated cost of product warranties at the time revenue is recognized. The Group’s warranty provision is established based upon best estimates of the amounts necessary to settle future and existing claims on products sold as of each balance sheet date. As new products incorporating complex technologies are continuously introduced, and as local laws, regulations and practices may change, changes in these estimates could result in additional allowances or changes to recorded allowances being required in future periods.
Provision for intellectual property rights, or IPR, infringements
The Group provides for the estimated future settlements related to asserted and unasserted IPR infringements based on the probable outcome of potential infringement. IPR infringement claims can last for varying periods of time, resulting in irregular movements in the IPR infringement provision. The ultimate outcome or actual cost of settling an individual infringement may materially vary from estimates.
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
Capitalized development costs
The Group capitalizes certain development costs when it is probable that a development project will generate future economic benefits and certain criteria, including commercial and technological feasibility, have been met. Should a product fail to substantiate its estimated feasibility or life cycle, material development costs may be required to be written-off in future periods.
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

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)
Fair value of derivatives and other financial instruments
The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using various valuation techniques. The Group uses judgment to select an appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Changes in these assumptions may cause the Group to recognize impairments or losses in future periods.
Income taxes
Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. If the final outcome of these matters differs from the amounts initially recorded, differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Pensions
The determination of pension benefit obligation and expense for defined benefit pension plans is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of plan assets is invested in equity securities which are subject to equity market volatility. Changes in assumptions and actuarial conditions may materially affect the pension obligation and future expense.
Share-based compensation
The Group operates various types of equity settled share-based compensation schemes for employees. Fair value of stock options is based on certain assumptions, including, among others, expected volatility and expected life of the options. Non-market vesting conditions attached to performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of net sales and earnings per share. Significant differences in equity market performance, employee option activity and the Group’s projected and actual net sales and earnings per share performance, may materially affect future expense.
New accounting pronouncements under IFRS
The Group will adopt the following new and revised standards, amendments and interpretations to existing standards issued by the IASB that are expected to be relevant to its operations:

•	IFRIC 8, Scope of IFRS 2, requires consideration of transactions involving the issuance of equity instruments where the identifiable consideration received is less than the fair value of the equity instruments issued to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from annual periods beginning January 1, 2007, but it is not expected to have any impact on the Group’s accounts.

•	IFRIC 9, Reassessment of Embedded Derivatives, requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. The Group will apply IFRIC 9 from January 1, 2007, but it is not expected to have a material impact on the Group’s accounts;

•	IAS 1 (Amendment), Presentation of Financial Statements: Capital Disclosures, requires qualitative and quantitative disclosures to enable users to evaluate an entity’s objectives, policies and processes for managing capital. The Group will adopt IAS 1 on January 1, 2007 and does not expect the adoption of this amendment to have a material impact on the disclosures.

Notes to the Consolidated Financial Statements (Continued)
1. Accounting principles (Continued)

•	IFRS 7, Financial Instruments: Disclosures, includes a comprehensive set of qualitative and quantitative disclosures on risk exposures from all financial instruments. The Group will adopt IFRS 7 on January 1, 2007 and does not expect the adoption of this standard to have a material impact on the disclosures.

•	IFRS 8, Operating Segments requires that segments are identified and reported based on a risk and return analysis. Under IFRS 8, segments are components of an entity regularly reviewed by an entity’s chief operating decision-maker. Given the delayed implementation date for this standard, it has not been practicable to evaluate the impact of this standard.
2. Segment information
Nokia is organized on a worldwide basis into four primary business segments: Mobile Phones, Multimedia, Enterprise Solutions and Networks. Nokia’s reportable segments represent the strategic business units that offer different products and services for which monthly financial information is provided to the Board.
Mobile Phones connects people by providing expanding mobile voice and data capabilities across a wide range of mobile devices.
Multimedia gives people the ability to create, access, experience and share multimedia in the form of advanced mobile multimedia computers and applications with connectivity over multiple technology standards.
Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services.
Networks provides network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers.
In addition to the four business groups, the Group’s organization has two horizontal units to support the mobile device business groups, increase operational efficiency and competitiveness, and to take advantage of economies of scale: Customer and Market Operations and Technology Platforms. The horizontal groups are not separate reporting entities, but their costs are carried mainly by the mobile device business groups, which comprises of Mobile Phones, Multimedia and Enterprise Solutions, with the balance included in Common Group Functions. The costs and revenues as well as assets and liabilities of the horizontal groups are allocated to the mobile device business groups on a symmetrical basis; with amounts not allocated included in Common Group Functions. Common Group Functions comprising of common research and general Group functions.
The accounting policies of the segments are the same as those described in Note 1. Nokia accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices. Nokia evaluates the performance of its segments and allocates resources to them based on operating profit.

Notes to the Consolidated Financial Statements (Continued)
2. Segment information (Continued)
No single customer represents 10% or more of the Group revenues.

					Total	Common
	Mobile		Enterprise		reportable	Group	Elimina-
	Phones	Multimedia	Solutions	Networks	segments	Functions	tions	Group

2006	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Profit and Loss Information
Net sales to external customers	24 769	7 877	1 015	7 453	41 114	7		41 121
Net sales to other segments	—	—	16	—	16	(7)	(9)	—
Depreciation and amortization	279	99	36	203	617	95		712
Impairment and customer finance charges	—	—	—	—	—	51		51
Operating profit/(loss)(1)	4 100	1 319	(258)	808	5 969	(481)		5 488
Share of results of associated companies	—	—	—	—	—	28		28
Balance Sheet Information
Capital expenditures(2)	244	73	30	126	473	177		650
Segment assets(3) of which:	4 921	1 474	604	3 746	10 745	1 190	(31)	11 904
Investments in associated companies	—	—	—	—	—	224		224
Unallocated assets(4)								10 713

Total assets								22 617

Segment liabilities(5)	5 140	1 622	395	1 703	8 860	337	(333)	8 864
Unallocated liabilities(6)								1 693

Total liabilities								10 557

					Total	Common
	Mobile		Enterprise		reportable	Group	Elimina-
	Phones	Multimedia	Solutions	Networks	segments	Functions	tions	Group

2005	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Profit and Loss Information
Net sales to external customers	20 811	5 979	839	6 556	34 185	6		34 191
Net sales to other segments	—	2	22	1	25	(6)	(19)	—
Depreciation and amortization	247	83	22	241	593	119		712
Impairment and customer finance charges	—	36	—	—	36	30		66
Operating profit/(loss)	3 598	836	(258)	855	5 031	(392)		4 639
Share of results of associated companies	—	—	—	—	—	10		10
Balance Sheet Information
Capital expenditures(2)	273	77	24	102	476	131		607
Segment assets(3) of which:	4 355	1 374	202	3 437	9 368	1 135	(53)	10 450
Investments in associated companies	—	—	—	—	—	193		193
Unallocated assets(4)								12 002

Total assets								22 452

Segment liabilities(5)	4 772	1 505	315	1 607	8 199	241	(156)	8 284
Unallocated liabilities(6)								1 654

Total liabilities								9 938

Notes to the Consolidated Financial Statements (Continued)
2. Segment information (Continued)

					Total	Common
	Mobile		Enterprise		reportable	Group	Elimina-
	Phones	Multimedia	Solutions	Networks	segments	Functions	tions	Group

2004	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Profit and Loss Information
Net sales to external customers	18 443	3 653	815	6 431	29 342	29		29 371
Net sales to other segments	78	23	24	—	125	(29)	(96)	—
Depreciation and amortization	306	77	23	314	720	148		868
Impairment and customer finance charges	—	—	—	115	115	11		126
Operating profit/(loss)	3 786	175	(210)	884	4 635	(309)		4 326
Share of results of associated companies	—	—	—	—	—	(26)		(26)

(1)	Networks operating profit includes a gain of EUR 276 million relating to a partial recovery of a previously impaired financing arrangement with Telsim.

(2)	Including goodwill and capitalized development costs, capital expenditures in 2006 amount to EUR 1 240 million (EUR 760 million in 2005). The goodwill and capitalized development costs consist of EUR 60 million in 2006 (EUR 31 million in 2005) for Mobile Phones, EUR 171 million in 2006 (EUR 16 million in 2005) for Multimedia, EUR 271 million in 2006 (EUR 5 million in 2005) for Enterprise Solutions, EUR 88 million in 2006 (EUR 93 million in 2005) for Networks and EUR 0 million in 2006 (EUR 8 million in 2005) for Common Group Functions.

(3)	Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes.

(4)	Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses, accrued income and deferred tax assets. Tax related prepaid expenses and accrued income, and deferred tax assets amount to EUR 1 240 million in 2006 (EUR 1 281 million in 2005).

(5)	Comprises accounts payable, accrued expenses and provisions except those related to interest and taxes.

(6)	Unallocated liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions. Tax related accrued expenses and deferred tax liabilities amount to EUR 497 million in 2006 (EUR 433 million in 2005).

	2006	2005	2004

Net sales to external customers by geographic area by location of customer	EURm	EURm	EURm
Finland	387	331	351
China	4 913	3 403	2 678
USA	2 815	2 743	3 430
India	2 713	2 022	1 369
Great Britain	2 425	2 405	2 269
Germany	2 060	1 982	1 730
Other	25 808	21 305	17 544

Total	41 121	34 191	29 371

Notes to the Consolidated Financial Statements (Continued)
2. Segment information (Continued)

Segment assets by geographic area	2006	2005

	EURm	EURm
Finland	4 165	3 619
China	1 257	1 120
USA	1 270	1 437
India	618	416
Great Britain	523	437
Germany	615	390
Other	3 456	3 031

Total	11 904	10 450

Capital expenditures by market area	2006	2005	2004

	EURm	EURm	EURm
Finland	275	259	216
China	125	93	57
USA	63	74	80
India	65	31	3
Great Britain	11	12	5
Germany	23	26	20
Other	88	112	167

Total(1)	650	607	548

(1)	Including goodwill and capitalized development costs, capital expenditures amount to EUR 1 240 million in 2006 (EUR 760 million in 2005 and EUR 649 million in 2004). The goodwill and capitalized development costs in 2006 consist of EUR 268 million in USA (EUR 0 million in USA in 2005 and EUR 0 million in USA in 2004) and EUR 321 million in other areas (EUR 153 million in 2005 and EUR 101 million in 2004).
3. Percentage of completion
Contract sales recognized under the cost-to-cost method of percentage of completion accounting were EUR 6 308 million in 2006 (EUR 5 520 million in 2005 and EUR 5 197 million in 2004).
Advances received related to construction contracts, included in prepaid income under accrued expenses, were EUR 220 million at December 31, 2006 (EUR 148 million in 2005 and EUR 185 million in 2004). Contract revenues recorded prior to billings, included in accounts receivable, were EUR 371 million at December 31, 2006 (EUR 0 million in 2005 and EUR 80 million in 2004).
The aggregate amount of costs incurred and recognized profits (net of recognized losses) under construction contracts in progress since inception was EUR 6 705 million at December 31, 2006 (EUR 7 309 million at December 31, 2005).
Retentions related to construction contracts included in accounts receivable, were EUR 131 million at December 31, 2006 (EUR 193 million at December 31, 2005).
Application of the percentage of completion method based on a zero profit margin was not material for all periods presented.

Notes to the Consolidated Financial Statements (Continued)
4. Personnel expenses

	2006	2005	2004

	EURm	EURm	EURm
Wages and salaries	3 457	3 127	2 805
Share-based compensation expense, total	192	104	62
Pension expenses, net	310	252	253
Other social expenses	439	394	372

Personnel expenses as per profit and loss account	4 398	3 877	3 492

Share-based compensation expense includes pension and other social costs of EUR -4 million (EUR 9 million in 2005 and EUR 2 million in 2004) based upon the related employee charge recognized during the year. In 2006, the benefit was due to a change in the treatment of pension and other social costs.
The net of tax share-based compensation expense amounted to EUR 141 million in 2006 (EUR 82 million in 2005 and EUR 60 million in 2004).
Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 198 million in 2006 (EUR 206 million in 2005 and EUR 192 million in 2004).

	2006	2005	2004

Average personnel
Mobile Phones	3 639	2 647	2 853
Multimedia	3 058	2 750	2 851
Enterprise Solutions	2 264	2 185	2 167
Networks	20 277	17 676	15 463
Common Group Functions	36 086	31 638	30 177

Nokia Group	65 324	56 896	53 511

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
Effective on January 1, 2005, the Finnish TEL system was reformed. The most significant change that has an impact on the Group’s future financial statements is that pensions accumulated after 2005 are calculated on the earnings during the entire working career, not only on the basis of the last few years of employment as provided by the old rules. An increase to the rate at which pensions accrue led to a past service cost of EUR 5 million in 2004, which will be recognized over employees’ future average working life.
As a result of the changes in the TEL system, which increased the Group’s obligation in respect of ex-employees, and reduced the obligation in respect of recent recruits, a change in the liability has been recognised to cover future disability pensions. In 2005, to compensate the Group for the additional liability in respect of ex-employees assets of EUR 24 million were transferred from the pooled part of the pension system to cover future disability pensions inside Nokia Pension Foundation. As this transfer of assets is effectively a reduction of the obligation to the pooled premium, it has been accounted for as a credit to the profit and loss account during 2005.

Notes to the Consolidated Financial Statements (Continued)
5. Pensions (Continued)
The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that are recognized in the Group’s consolidated balance sheet at December 31:

	2006		2005

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

	EURm	EURm	EURm	EURm
Present value of defined benefit obligations at beginning of year	(890)	(495)	(727)	(398)
Foreign currency exchange rate changes	—	(3)	—	(3)
Current service cost	(63)	(38)	(48)	(21)
Interest cost	(40)	(26)	(36)	(22)
Plan participants’ contributions	—	(7)	—	(6)
Actuarial (loss) gain	(51)	14	(91)	(52)
Curtailment	3	—	3	—
Benefits paid	10	9	9	7

Present value of defined benefit obligations at end of year	(1 031)	(546)	(890)	(495)

Plan assets at fair value at beginning of year	904	372	768	303
Foreign currency exchange rate changes	—	3	—	3
Expected return on plan assets	41	21	46	18
Actuarial gain (loss) on plan assets	(8)	(3)	56	22
Employer contribution	59	32	19	27
Plan participants’ contributions	—	8	—	6
Transfer from central pool	—	—	24	—
Benefits paid	(11)	(9)	(9)	(7)

Plan assets at fair value at end of year	985	424	904	372

(Deficit)/Surplus	(46)	(122)	14	(123)
Unrecognized net actuarial losses	187	89	128	105
Unrecognized past service cost	—	—	3	—

Prepaid/(Accrued) pension cost in balance sheet	141	(33)	145	(18)

Present value of obligations include EUR 300 million (EUR 251 million in 2005) of wholly funded obligations, EUR 1 244 million of partly funded obligations (EUR 1 099 million in 2005) and EUR 33 million (EUR 35 million in 2005) of unfunded obligations.

Notes to the Consolidated Financial Statements (Continued)
5. Pensions (Continued)
The amounts recognized in the profit and loss account are as follows:

	2006	2005	2004

	EURm	EURm	EURm
Current service cost	101	69	62
Interest cost	66	58	56
Expected return on plan assets	(62)	(64)	(56)
Net actuarial losses recognized in year	8	9	—
Past service cost gain (-) loss (+)	3	1	(1)
Transfer from central pool	—	(24)	—
Curtailment	(4)	(3)	—

Total, included in personnel expenses	112	46	61

Movements in prepaid pension costs recognized in the balance sheet are as follows:

	2006	2005

	EURm	EURm
Prepaid pension costs at beginning of year	127	126
Net income (expense) recognized in the profit and loss account	(112)	(46)
Contributions paid	91	46
Foreign currency exchange rate changes	2	1

Prepaid pension costs at end of year(1)	108	127

(1)	included within prepaid expenses and accrued income
The prepaid pension cost above consists of a prepayment of EUR 206 million (EUR 207 million in 2005) and an accrual of EUR 98 million (EUR 80 million in 2005).

	2006	2005	2004	2003	2002

	EURm	EURm	EURm	EURm	EURm
Present value of defined benefit obligation	(1 577)	(1 385)	(1 125)	(1 009)	(800)
Plan assets at fair value	1 409	1 276	1 071	887	762

Deficit	(168)	(109)	(54)	(122)	(38)

Experience adjustments arising on plan obligations amount to a loss of EUR 25 million in 2006. Experience adjustments arising on plan assets amount to a loss of EUR 11 million in 2006.
The principal actuarial weighted average assumptions used were as follows:

	2006		2005

	Domestic	Foreign	Domestic	Foreign

	%	%	%	%
Discount rate for determining present values	4.60	4.78	4.20	4.55
Expected long-term rate of return on plan assets	4.60	5.50	4.44	5.49
Annual rate of increase in future compensation levels	3.50	3.59	3.50	3.91
Pension increases	2.00	2.69	2.00	2.55

Notes to the Consolidated Financial Statements (Continued)
5. Pensions (Continued)
The Groups’s pension plan asset allocation as a percentage of plan assets at December 31, 2006, and 2005, by asset category are as follows:

	2006		2005

	Domestic	Foreign	Domestic	Foreign

	%	%	%	%
Asset Category:
Equity securities	11	27	25	26
Debt securities	75	61	72	62
Insurance contracts	—	11	—	11
Real estate	1	—	2	—
Short-term investments	13	1	1	1

Total	100	100	100	100

The objective of the investment activities is to maximize the excess of plan assets over projected benefit obligations, within an accepted risk level, taking into account the interest rate and inflation sensitivity of the assets as well as the obligations. As of December 31, 2006 the target asset allocation for both domestic as well as foreign plans was 100% long dated debt securities. In addition, a risk limit has been approved to tactically deviate from the target asset allocation.
The Pension Committee of the Group, consisting of the CFO, Head of Treasury, Head of HR and other HR representatives, approves both the target asset allocation as well as the deviation limit. Derivative instruments can be used to change the portfolio asset allocation and risk characteristics.
The domestic pension plans’ assets did not include Nokia securities in 2006 (EUR 6 million in 2005).
The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group’s German pension fund of EUR 88 million (EUR 62 million in 2005). See Note 33.
The actual return on plan assets was EUR 51 million in 2006 (EUR 147 million in 2005).
In 2007, the Group expects to make contributions of EUR 50 million and EUR 29 million to its domestic and foreign defined benefit pension plans, respectively.

6.	Advertising and promotional expenses
The Group expenses advertising and promotion costs as incurred. Advertising and promotional expenses were EUR 1 515 million in 2006 (EUR 1 481 million in 2005 and EUR 1 144 million in 2004).

7.	Other operating income and expenses
Other operating income for 2006 includes a gain of EUR 276 million representing Nokia’s share of the proceeds relating to a partial recovery of a previously impaired financing arrangement with Telsim. Other operating expenses for 2006 includes EUR 142 million charges primarily related to the restructuring for the CDMA business and associated asset write-downs. Working together with co-development partners, Nokia intends to selectively participate in key CDMA markets, with special focus on North America, China and India. Accordingly, Nokia is ramping down its CDMA research, development and production which will cease by April 2007. In 2006, Enterprise Solutions recorded a charge of EUR 8 million for personnel expenses and other costs as a result of more focused R&D.
Other operating income for 2005 includes a gain of EUR 61 million relating to the divestiture of the Group’s Tetra business, a EUR 18 million gain related to the partial sale of a minority investment (see Note 15) and a EUR 45 million gain related to qualifying sales and leaseback transactions for

Notes to the Consolidated Financial Statements (Continued)

7.	Other operating income and expenses (Continued)
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
In all three years presented “Other operating income and expenses” include the costs of hedging forecasted sales and purchases (forward points of cash flow hedges).

8.	Impairment

					Common
	Mobile		Enterprise		Group
	Phones	Multimedia	Solutions	Networks	Functions	Group

	EURm	EURm	EURm	EURm	EURm	EURm
2006
Impairment of available-for-sale investments	—	—	—	—	18	18
Impairment of other intangible assets	33	—	—	—	—	33

Total, net	33	—	—	—	18	51

2005
Impairment of available-for-sale investments	—	—	—	—	30	30

Total, net	—	—	—	—	30	30

2004
Impairment of available-for-sale investments	—	—	—	—	11	11
Impairment of capitalized development costs	—	—	—	115	—	115

Total, net	—	—	—	115	11	126

During 2006, the Group’s investment in certain equity securities held as non-current available-for-sale suffered a permanent decline in fair value resulting in an impairment charge of EUR 18 million (EUR 30 million in 2005, EUR 11 million in 2004) relating to non-current available-for-sale investments.
In connection with the restructuring of its CDMA business, the Group recorded an impairment charge of EUR 33 million during 2006 related to an acquired CDMA license. The impaired CDMA license was included in Mobile Phones business group.
During 2004, the Group recorded an impairment charge of EUR 65 million of capitalized development costs due to the abandonment of FlexiGateway and Horizontal Technology modules. In addition, an impairment charge of EUR 50 million was recorded on WCDMA radio access network program due to changes in market outlook. The impairment loss was determined as the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount for WCDMA radio access network was derived from the discounted cash flow projections, which cover the estimated life of the WCDMA radio access network current technology, using a pre-tax discount rate of 15%. The impaired technologies were part of Networks business group.

Notes to the Consolidated Financial Statements (Continued)

9.	Acquisitions
On February 10, 2006, the Group completed its acquisition of all of the outstanding common stock of Intellisync Corporation. Intellisync is a leader in synchronization technology for platform-independent wireless messaging and other business applications for mobile devices. The acquisition of Intellisync will enhance Nokia’s ability to respond to its customers and effectively puts Nokia at the core of any mobility solution for businesses of all sizes. Intellisync reported revenues of USD 59 million (EUR 47 million) and net loss of USD 13 million (EUR 11 million) for the year ended July 31, 2005. Intellisync’s contribution to revenue and net profit is not material to the Group.
The total cost of the acquisition was EUR 325 million consisting of EUR 319 million of cash and EUR 6 million of costs directly attributable to the acquisition.
The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The fair value of intangible assets has been determined with the assistance of an independent third party valuation specialist. The carrying amount of Intellisync net assets immediately before the acquisition amounted to EUR 50 million.

February 10, 2006

EURm
Intangible assets subject to amortization:
Technology related intangible assets	38
Other intangible assets	22

60
Deferred tax assets	45
Other non-current assets	16

Non-current assets	121
Goodwill	290
Current assets	42

Total assets acquired	453
Deferred tax liabilities	23
Other non-current liabilities	1

Non-current liabilities	24
Current liabilities	104

Total liabilities assumed	128

Net assets acquired	325

The goodwill of EUR 290 million has been allocated to the Enterprise Solutions segment. The goodwill is attributable to assembled workforce and the significant synergies expected to arise subsequent to the acquisition. None of the goodwill acquired is expected to be deductible for tax purposes.
In 2006, the Group acquired ownership interests or increased its existing ownership interests in the following three entities for total consideration of EUR 366 million, of which EUR 347 million was in cash, EUR 5 million in directly attributable costs and EUR 14 million in deferred cash consideration:

•	Nokia Telecommunications Ltd, based in BDA, Beijing, a leading mobile communications manufacturer in China. The Group acquired an additional 22% ownership interest in Nokia Telecommunications Ltd. on June 30, 2006.

Notes to the Consolidated Financial Statements (Continued)

9.	Acquisitions (Continued)

•	Loudeye Corporation, based in Bristol, England a global leader of digital music platforms and digital media distribution services. The Group acquired a 100% ownership interest in Loudeye Corporation on October 16, 2006.

•	gate5 AG, based in Berlin, Germany, a leading supplier of mapping, routing and navigation software and services. The Group acquired a 100% ownership interest in gate5 AG on October 15, 2006.
Goodwill and aggregate net assets acquired in these three transactions amounted to EUR 198 million and EUR 168 million, respectively. Goodwill has been allocated to the Multimedia segment and to the Mobile Phone segment. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies. None of the goodwill recognized in these transactions is expected to be tax deductible.
Goodwill is allocated to the Group’s cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the synergies of the business combination in which the goodwill arose.
The carrying amount of goodwill allocated to the Intellisync CGU amounts to EUR 223 million and is significant relative to the Group’s total carrying amount of goodwill. The Intellisync CGU is part of the Enterprise Solutions segment. The carrying amount of goodwill allocated to other Group CGU’s are not individually significant to the Group’s total carrying amount of goodwill.
The recoverable amount of the Intellisync CGU is determined based on a value-in-use calculation. The pre-tax cash flow projections employed in the value-in-use calculation are based on financial plans approved by management. These projections are consistent with external sources of information. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate of 4.9%. The terminal growth rate does not exceed the long-term average growth rates for the industry and economies in which the Intellisync CGU operates. Management expects that moderate market share growth in a high-growth industry segment will drive strong revenue growth. Increased volume is expected to cause operating profit margins to improve to prevailing levels in the industry. The pre-tax cash flow projections are discounted using a pre-tax discount rate of 18.5%.
The aggregate carrying amount of goodwill allocated across multiple CGUs amounts to EUR 309 million at the end of 2006 and the amount allocated to each individual CGU is not individually significant.

10.	Depreciation and amortization

	2006	2005	2004

	EURm	EURm	EURm
Depreciation and amortization by function
Cost of sales	279	242	196
Research and development	312	349	431
Selling and marketing	9	9	14
Administrative and general	111	99	123
Other operating expenses	1	13	8
Amortization of goodwill	—	—	96

Total	712	712	868

Notes to the Consolidated Financial Statements (Continued)

11.	Financial income and expenses

	2006	2005	2004

	EURm	EURm	EURm
Income from available-for-sale investments
Dividend income	—	1	22
Interest income	223	295	299
Other financial income	55	77	178
Foreign exchange gains and losses	(31)	(11)	8
Interest expense	(22)	(18)	(22)
Other financial expenses	(18)	(22)	(80)

Total	207	322	405

During 2005, Nokia sold the remaining holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, the Group booked a total net gain of EUR 57 million (EUR 106 million in 2004) in other financial income, of which EUR 53 million (EUR 104 million in 2004) was recycled from fair value and other reserves in shareholders’ equity. See Notes 16 and 21.

12.	Income taxes

	2006	2005	2004

	EURm	EURm	EURm
Income tax expense
Current tax	(1 303)	(1 262)	(1 403)
Deferred tax	(54)	(19)	(43)

Total	(1 357)	(1 281)	(1 446)

Finland	(941)	(759)	(1 128)
Other countries	(416)	(522)	(318)

Total	(1 357)	(1 281)	(1 446)

The differences between income tax expense computed at statutory rates (in Finland 26% in 2006 and 2005 and 29% in 2004) and income taxes recognized in the consolidated income statement is reconciled as follows at December 31:

	2006	2005	2004

	EURm	EURm	EURm
Income tax expense at statutory rate	1 488	1 295	1 372
Amortization of goodwill	—	—	28
Provisions without income tax benefit/expense	12	11	—
Taxes for prior years	(24)	1	(34)
Taxes on foreign subsidiaries’ profits lower than income taxes at statutory rate	(73)	(30)	(130)
Net change in provisions	(12)	22	67
Change in deferred tax rate	—	—	26
Deferred tax liability on undistributed earnings	(3)	8	60
Adoption of IAS 39(R) and IFRS 2	—	—	11
Other	(31)	(26)	46

Income tax expense	1 357	1 281	1 446

In the beginning of 2005, the corporate tax rate in Finland was reduced from 29% to 26%. The impact of the change on the profit and loss account through change in deferred taxes in 2004 was EUR 26 million.

Notes to the Consolidated Financial Statements (Continued)

12.	Income taxes (Continued)
Income taxes include a tax benefit from received and accrued tax refunds from previous years of EUR 84 million in 2006 (EUR 48 million in 2005).
Certain of the Group companies’ income tax returns for periods ranging from 2001 through 2005 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.
During 2004, the Group analyzed its future foreign investment plans with respect to certain foreign investments. As a result of this analysis, the Group concluded that it could no longer represent that all foreign earnings may be permanently reinvested. Accordingly, the Group recognized a EUR 60 million deferred tax liability in 2004. In 2006, the deferred tax liability was EUR 65 million (EUR 68 million in 2005) in respect of undistributed foreign earnings.

13.	Intangible assets

	2006	2005

	EURm	EURm
Capitalized development costs
Acquisition cost January 1	1 445	1 322
Additions during the period	127	153
Disposals during the period	(39)	(30)

Accumulated acquisition cost December 31	1 533	1 445

Accumulated amortization January 1	(1 185)	(1 044)
Disposals during the period	39	30
Amortization for the period	(136)	(171)

Accumulated amortization December 31	(1 282)	(1 185)

Net book value January 1	260	278
Net book value December 31	251	260
Goodwill
Acquisition cost January 1	90	1 298
Transfer of accumulated amortization on adoption of IFRS 3	—	(1 208)
Translation differences	(26)	—
Additions during the period (Note 9)	488	—
Other changes	(20)	—

Accumulated acquisition cost December 31	532	90

Net book value January 1	90	90
Net book value December 31	532	90
Other intangible assets
Acquisition cost January 1	676	631
Translation differences	(21)	3
Additions during the period	99	59
Acquisition of subsidiary (Note 9)	122	—
Impairment losses	(33)	—
Disposals during the period	(71)	(17)

Accumulated acquisition cost December 31	772	676

Notes to the Consolidated Financial Statements (Continued)

13.	Intangible assets (Continued)

	2006	2005

	EURm	EURm
Accumulated amortization January 1	(465)	(422)
Translation differences	10	7
Disposals during the period	66	14
Amortization for the period	(85)	(64)

Accumulated amortization December 31	(474)	(465)

Net book value January 1	211	209
Net book value December 31	298	211

14.	Property, plant and equipment

	2006	2005

	EURm	EURm
Land and water areas
Acquisition cost January 1	82	104
Translation differences	(1)	1
Additions during the period	—	5
Disposals during the period	(3)	(28)

Accumulated acquisition cost December 31	78	82

Net book value January 1	82	104
Net book value December 31	78	82
Buildings and constructions
Acquisition cost January 1	865	910
Translation differences	(11)	16
Additions during the period	123	29
Disposals during the period	(52)	(90)

Accumulated acquisition cost December 31	925	865

Accumulated depreciation January 1	(244)	(220)
Translation differences	4	(1)
Disposals during the period	40	12
Depreciation for the period	(30)	(35)

Accumulated depreciation December 31	(230)	(244)

Net book value January 1	621	690
Net book value December 31	695	621
Machinery and equipment
Acquisition cost January 1	3 735	3 340
Translation differences	(62)	149
Additions during the period	466	470
Disposals during the period	(432)	(224)

Accumulated acquisition cost December 31	3 707	3 735

Notes to the Consolidated Financial Statements (Continued)

14.	Property, plant and equipment (Continued)

	2006	2005

	EURm	EURm
Accumulated depreciation January 1	(2 984)	(2 650)
Translation differences	48	(111)
Disposals during the period	429	217
Depreciation for the period	(459)	(440)

Accumulated depreciation December 31	(2 966)	(2 984)

Net book value January 1	751	690
Net book value December 31	741	751
Other tangible assets
Acquisition cost January 1	17	21
Translation differences	(1)	1
Additions during the period	6	1
Disposals during the period	—	(6)

Accumulated acquisition cost December 31	22	17

Accumulated depreciation January 1	(6)	(11)
Translation differences	—	1
Disposals during the period	—	6
Depreciation for the period	(1)	(2)

Accumulated depreciation December 31	(7)	(6)

Net book value January 1	11	10
Net book value December 31	15	11

	2006	2005

	EURm	EURm
Advance payments and fixed assets under construction
Net carrying amount January 1	120	40
Translation differences	(2)	2
Additions	213	105
Disposals	(1)	—
Transfers to:
Other intangible assets	(37)	(3)
Buildings and constructions	(89)	(4)
Machinery and equipment	(131)	(20)

Net carrying amount December 31	73	120

Total property, plant and equipment	1 602	1 585

Notes to the Consolidated Financial Statements (Continued)

15.	Investments in associated companies

	2006	2005

	EURm	EURm
Net carrying amount January 1	193	200
Translation differences	(2)	8
Additions	19	12
Disposals	(1)	(17)
Share of results	28	10
Other movements	(13)	(20)

Net carrying amount December 31	224	193

In 2005, the Group disposed of part of its 36.2% minority holding in Aircom Ltd resulting in a holding of 10%. The gain on the sale recorded in other operating income was EUR 18 million. The Group’s remaining 10% holding in Aircom shares is recorded as a non-current available-for-sale investment.
Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

16.	Available-for-sale investments

	2006	2005

	EURm	EURm
Fair value at January 1	8 591	10 876
Translation differences	(44)	49
Deductions, net	(1 184)	(2 276)
Fair value gains (losses)	1	(28)
Impairment charges (Note 8)	(18)	(30)

Fair value at December 31	7 346	8 591

Non-current	288	246
Current, liquid assets	5 012	6 852
Current, cash equivalents	2 046	1 493
Available-for-sale investments, comprising marketable debt and equity securities and investments in unlisted equity shares, are fair valued, except in the case of certain unlisted equities, where the fair value cannot be measured reliably. Such unlisted equities are carried at cost, less impairment (EUR 103 million in 2006 and EUR 82 million in 2005). Fair value for equity investments traded in active markets and for unlisted equities, where the fair value can be measured reliably, was EUR 185 million in 2006 and EUR 165 million in 2005. Fair value for equity investments traded in active markets is determined by using exchange quoted bid prices. For other investments, fair value is estimated by using the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses arising from the change in the fair value of available-for-sale investments are recognized directly in Fair value and other reserves.
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

Notes to the Consolidated Financial Statements (Continued)

16.	Available-for-sale investments (Continued)
equivalents. The remaining part of the available-for-sale investments portfolio is classified as non-current. See Note 37 for details of fixed income and money market investments.

17.	Long-term loans receivable
Long-term loans receivable, consisting of loans made to suppliers and to customers principally to support their financing of network infrastructure and services or working capital, net of allowances and write-offs amounts (Note 8), are repayable as follows:

	2006	2005

	EURm	EURm
Under 1 year	—	56
Between 1 and 2 years	7	—
Between 2 and 5 years	12	7
Over 5 years	—	—

	19	63

18. Inventories

	2006	2005

	EURm	EURm
Raw materials, supplies and other	360	361
Work in progress	600	685
Finished goods	594	622

Total	1 554	1 668

19.	Accounts receivables and prepaid expenses and accrued income
Accounts receivable include EUR 115 million (EUR 166 million in 2005) due more than 12 months after the balance sheet date.
Prepaid expenses and accrued income primarily consists of VAT and other tax receivables. Prepaid expenses and accrued income also include prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.
20. Valuation and qualifying accounts

	Balance at	Charged to		Balance
	beginning	cost and		at end
Allowances on assets to which they apply:	of year	expenses	Deductions(1)	of year

	EURm	EURm	EURm	EURm
2006
Allowance for doubtful accounts	281	70	(139)	212
Excess and obsolete inventory	176	353	(311)	218

2005
Allowance for doubtful accounts	361	80	(160)	281
Excess and obsolete inventory(2)	172	376	(372)	176

2004
Allowance for doubtful accounts	367	155	(161)	361
Excess and obsolete inventory	188	308	(324)	172

(1)	Deductions include utilization and releases of the allowances.

Notes to the Consolidated Financial Statements (Continued)

(2)	In 2005, reported deductions inadvertently excluded certain items. The previously reported 2005 deductions of EUR 249 million were adjusted to the current amount of EUR 372 million and the reported ending balance was similarly adjusted. This matter affected the disclosure only and had no impact on the balance sheet, profit and loss or cash flow.
21. Fair value and other reserves

	Hedging			Available-for-sale
	reserve			investments			Total

	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Balance at December 31, 2003	14	(2)	12	83	(14)	69	97	(16)	80

Cash flow hedges:
Fair value losses in period	—	(1)	(1)	—	—	—	—	(1)	(1)
Available-for-sale investments:
Net fair value gains/(losses)	—	—	—	18	(1)	17	18	(1)	17
Transfer to profit and loss account on impairment	—	—	—	11	—	11	11	—	11
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(105)	10	(95)	(105)	10	(95)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	14	(3)	11	7	(5)	2	21	(8)	13

Cash flow hedges:
Fair value gains/(losses) in period	(177)	45	(132)	—	—	—	(177)	45	(132)
Available-for-sale investments:
Net fair value gains/(losses)	—	—	—	(69)	6	(63)	(69)	6	(63)
Transfer to profit and loss account on impairment	—	—	—	9	—	9	9	—	9
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(5)	—	(5)	(5)	—	(5)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	2	—	2	2	—	2

Balance at December 31, 2005	(163)	42	(121)	(56)	1	(55)	(219)	43	(176)

Cash flow hedges:
Fair value gains/(losses) in period	232	(61)	171	—	—	—	232	(61)	171
Available-for-sale investments:
Net fair value gains/(losses)	—	—	—	(42)	1	(41)	(42)	1	(41)
Transfer to profit and loss account on impairment	—	—	—	18	—	18	18	—	18
Transfer of fair value losses to profit and loss account on disposal	—	—	—	14	—	14	14	—	14

Balance at December 31, 2006	69	(19)	50	(66)	2	(64)	3	(17)	(14)

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
The Group continuously reviews the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the Hedging reserve do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur. Because of the number of transactions undertaken during each period and

Notes to the Consolidated Financial Statements (Continued)

21.	Fair value and other reserves (Continued)
the process used to calculate the reserve balance, separate disclosure of the transfers of gains and losses to and from the reserve would be impractical.
All of the net fair value gains or losses recorded in the hedging reserve at December 31, 2006 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to approximately 1 year from the balance sheet date.
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
On December 31, 2006, the share capital of Nokia Corporation was EUR 245 702 557.14 and the total number of shares issued was 4 095 042 619.
On December 31, 2006, the total number of shares included 129 312 226 shares owned by Group companies with an aggregate par value of EUR 7 758 733.56 representing approximately 3.2% of the share capital and the total voting rights.
Pursuant to the announcement on January 25, 2007, the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 3, 2007 that the Articles of Association be amended to the effect that the provisions on minimum and maximum share capital as well as on the par value of a share be removed.
Authorizations
Authorization to increase the share capital
The Board of Directors had been authorized by Nokia shareholders at the Annual General Meeting held on April 7, 2005 to decide on an increase of the share capital by a maximum of EUR 53 160 000 offering a maximum of 886 000 000 new shares. In 2006, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization expired on March 30, 2006 following the new authorization granted by the Annual General Meeting 2006.
At the Annual General Meeting held on March 30, 2006 Nokia shareholders authorized the Board of Directors to decide on an increase of the share capital by a maximum of EUR 48 540 000 within one year from the resolution of the Annual General Meeting. The increase of the share capital may consist of one or more issues offering a maximum of 809 000 000 new shares with a par value of EUR 0.06 each. The share capital may be increased in deviation from the shareholders’ pre-emptive rights for share subscription provided that from the company’s perspective important financial grounds exist such as financing or carrying out of an acquisition or another arrangement or granting incentives to selected members of the personnel. In 2006, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization is effective until March 30, 2007.

Notes to the Consolidated Financial Statements (Continued)
22. The shares of the Parent Company (Continued)
At the end of 2006, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.
Other authorizations
At the Annual General Meeting held on April 7, 2005, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 443 200 000 Nokia shares. In 2006 Nokia repurchased 84 880 000 Nokia shares on the basis of this authorization. The authorization expired on March 30, 2006 following the new authorization granted by the Annual General Meeting 2006.
At the Annual General Meeting held on March 30, 2006, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 405 million Nokia shares, representing less than 10% of the share capital and the total voting rights, and to resolve on the transfer of a maximum of 405 million Nokia shares. In 2006, Nokia repurchased a total of 126 960 000 shares under this buy-back authorization, as a result of which the unused authorization amounted to 278 040 000 shares on December 31, 2006. In 2006, a total of 2 236 479 shares were transferred under the authorization to transfer shares. The shares may be repurchased under the buy-back authorization in order to carry out the company’s stock repurchase plan. In addition, shares may be repurchased in order to develop the capital structure of the company, to finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The authorization to transfer the shares may be carried out pursuant to terms determined by the Board in connection with acquisitions or in other arrangements or for incentive purposes to selected members of the personnel. The Board may resolve to transfer the shares in another proportion than that of the shareholders’ pre-emptive rights to the company’s shares, provided that from the company’s perspective important financial grounds exist for such transfer. These authorizations are effective until March 30, 2007.
Authorizations proposed to the Annual General Meeting 2007
Pursuant to the announcement on January 25, 2007, the Board of Directors will propose to the Annual General Meeting convening on May 3, 2007 that the Annual General Meeting authorize the Board of Directors to issue a maximum of 800 million shares through issuance of shares or special rights entitling to shares (including stock options) in one or more issues. The Board may issue either new shares or shares held by the company. It is proposed that the authorization be effective until June 30, 2010.
Further, the Board of Directors will propose to the Annual General Meeting that the Annual General Meeting authorize the Board of Directors to repurchase a maximum of 380 million Nokia shares by using funds in the unrestricted shareholders’ equity. The proposed amount of shares corresponds to less than 10% of all shares of the company. It is proposed that the authorization be effective until June 30, 2008.
23. Share-based payment
The Group has several equity-based incentive programs for employees. The programs include performance share plans, stock option plans and restricted share plans. Both executives and employees participate in these programs.
The equity-based incentive grants are generally forfeited, if the employment relationship with the Group terminates, and they are conditional upon the fulfillment of such performance, service and other conditions, as determined in the relevant plan rules.

Notes to the Consolidated Financial Statements (Continued)
23. Share-based payment (Continued)
Stock options
Nokia’s outstanding global stock option plans were approved by the Annual General Meetings in the year when each plan was launched, i.e., in 2001, 2003 and 2005.
Each stock option entitles the holder to subscribe for one new Nokia share. Under the 2001 stock option plan, the stock options are transferable by the participants. Under the 2003 and 2005 plans, the stock options are non-transferable. All of the stock options have a vesting schedule with a 25% vesting one year after grant and quarterly vesting thereafter, as specified in the table below. The stock options granted under the plans generally have a term of five years. The Group determines the compensation expense for the Global plans on a straight-line basis over the vesting period for each quarterly lot.
The determination of the exercise prices follows the rule approved by the Annual General Meeting for each plan. The exercise prices are determined at the time of the grant, on a quarterly basis equalling the trade volume weighted average price of a Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter following the approval of the award.
The exercises based on the stock options issued under the 2001, 2003 and 2005 stock option plans are settled with newly issued Nokia shares which entitle the holder to a dividend for the financial year in which the subscription occurs. Other shareholder rights commence on the date on which the shares subscribed for are registered with the Finnish Trade Register.
Pursuant to the stock options issued, an aggregate maximum number of 91 656 401 new Nokia shares may be subscribed for, representing EUR 5 499 384 of the share capital and approximately 2.3% of the total number of votes at December 31, 2006. During 2006 the exercise of 3 046 079 options resulted in the issuance of 3 046 079 new shares and an increase of the share capital of the parent company of EUR 182 765.
There were no other stock options or convertible bonds outstanding as of December 31, 2006, which upon exercise would result in an increase of the share capital of the parent company.
Outstanding global stock option plans of the Group, December 31, 2006
The table below sets forth certain information relating to the stock options outstanding at December 31, 2006.

Notes to the Consolidated Financial Statements (Continued)
23. Share-based payment (Continued)

				Vesting status
	Stock	Number		(as percentage	Exercise period			Exercise
Plan	options	of partici-		of total number				price/
(year of	out-	pants	Option (sub)	of stock options	First vest	Last vest	Expiry	share
launch)	standing	(approx.)	category	outstanding)	date	date	date	EUR

2001 (1),(2)	44 978 614	24 000	2001A+B	Expired	July 1, 2002	July 1, 2005	December 31, 2006	36.75
			2001C3Q/01	Expired	October 1, 2002	October 3, 2005	December 31, 2006	20.61
			2001C4Q/01	Expired	January 2, 2003	January 2, 2006	December 31, 2006	26.67
			2001C1Q/02	100.00	April 1, 2003	April 3, 2006	December 31, 2007	26.06
			2001C3Q/02	100.00	October 1, 2003	October 2, 2006	December 31, 2007	12.99
			2001C4Q/02	93.75	January 2, 2004	January 2, 2007	December 31, 2007	16.86
			2002A+B	100.00	July 1, 2003	July 3, 2006	December 31, 2007	17.89
2003 (2)	29 255 968	19 000	2003 2Q	81.25	July 1, 2004	July 2, 2007	December 31, 2008	14.95
			2003 3Q	75.00	October 1, 2004	October 1, 2007	December 31, 2008	12.71
			2003 4Q	68.75	January 3, 2005	January 2, 2008	December 31, 2008	15.05
			2004 2Q	56.25	July 1, 2005	July 1, 2008	December 31, 2009	11.79
			2004 3Q	50.00	October 3, 2005	October 1, 2008	December 31, 2009	9.44
			2004 4Q	43.75	January 2, 2006	January 2, 2009	December 31, 2009	12.35
2005 (2)	17 421 819	5 000	2005 2Q	31.25	July 1, 2006	July 1, 2009	December 31, 2010	12.79
			2005 3Q	25.00	October 1, 2006	October 1, 2009	December 31, 2010	13.09
			2005 4Q	0.00	January 1, 2007	January 1, 2010	December 31, 2010	14.48
			2006 1Q	0.00	April 1, 2007	April 1, 2010	December 31, 2011	14.99
			2006 2Q	0.00	July 1, 2007	July 1, 2010	December 31, 2011	18.02
			2006 3Q	0.00	October 1, 2007	October 1, 2010	December 31, 2011	15.37
			2006 4Q	0.00	January 1, 2008	January 1, 2011	December 31, 2011	15.38

(1)	The stock options under the 2001 plan are listed on the Helsinki Stock Exchange.

(2)	The Group’s current global stock option plans have a vesting schedule with 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years.
Other employee equity plans
In addition to the global equity plans described above, the Group has equity plans for Nokia acquired businesses or employees in the United States or Canada, under which participants can receive Nokia ADSs. These equity plans do not result in an increase in the share capital of Nokia. In 2006, a new such plan was launched, under which performance shares, stock options and restricted shares can be granted, resulting to transfer of existing ordinary shares or Nokia ADSs.
On the basis of these stock option plans the Group had 1.6 million stock options outstanding on December 31, 2006. Each stock option entitles the holder to receive the same amount of Nokia ADSs. The average exercise price of stock options under these plans is USD 17.48. These stock options are included in the table below.
Treasury shares are acquired by the Group to meet its obligations under employee stock compensation plans in the US and Canada. When treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium.

Notes to the Consolidated Financial Statements (Continued)
23. Share-based payment (Continued)
Total stock options outstanding

	Number of	Weighted average	Weighted average	Aggregate intrinsic
	shares	exercise price	share price	value

		EUR	EUR	EURm
Shares under option at December 31, 2003	238 993 617	27.90		10
Granted	7 172 424	11.88
Exercised	781 338	8.33	12.49	3
Forfeited	4 733 995	19.55
Expired	97 693 392	33.99

Shares under option at December 31, 2004	142 957 316	23.29		3
Granted	8 552 160	12.82
Exercised	724 796	10.94	13.42	2
Forfeited	5 052 794	17.86

Shares under option at December 31, 2005	145 731 886	22.97		61
Granted(1)	11 421 939	16.79
Exercised	3 302 437	13.71	16.70	10
Forfeited	2 888 474	15.11
Expired	57 677 685	33.44

Shares under option at December 31, 2006	93 285 229	16.28		63

Options exercisable at December 31, 2004 (shares)	83 667 122	26.18		3
Options exercisable at December 31, 2005 (shares)	112 095 407	25.33		17
Options exercisable at December 31, 2006 (shares)	69 721 916	16.65		32

(1)	Includes options converted in acquisitions.
The weighted average grant date fair value of options granted was EUR 3.65 in 2006, EUR 2.45 in 2005 and EUR 2.59 in 2004.
The options outstanding by range of exercise price at December 31, 2006 are as follows:

	Options outstanding			Vested options outstanding

					Weighted
		Weighted average			average	Weighted
		remaining			remaining	average
Exercise prices	Number of	contractual life in	Weighted average	Number of	contractual	exercise price
EUR	shares	years	exercise price EUR	shares	life in years	EUR

0.68 - 11.79	6 407 858	3.68	10.98	3 302 237	3.32	11.01
12.06 - 14.86	8 132 229	3.95	12.84	2 595 071	3.68	12.80
14.95 - 17.87	24 150 595	2.06	14.96	18 790 492	2.00	14.96
17.89	44 643 161	1.00	17.89	44 555 120	1.00	17.89
18.02 - 42.85	9 951 386	4.90	18.47	478 996	2.90	27.38

	93 285 229			69 721 916

Notes to the Consolidated Financial Statements (Continued)
23. Share-based payment (Continued)
Nokia calculates the fair value of options using the Black Scholes model. The fair value of the stock options is estimated at the grant date using the following assumptions:

	2006	2005	2004

Weighted average expected dividend yield	2.08%	2.50%	2.44%
Weighted average expected volatility	24.09%	25.92%	33.00%
Risk-free interest rate	2.86% - 3.75%	2.16% - 3.09%	2.24% - 4.22%
Weighted average risk-free interest rate	3.62%	2.60%	3.07%
Expected life (years)	3.60	3.59	3.20
Weighted average share price	17.84	13.20	11.84
Expected term of stock options is estimated by observing general option holder behaviour and actual historical terms of Nokia stock option plans.
Expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility.
Performance shares
The Group has granted performance shares under the Global Plans 2004, 2005 and 2006, which have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required, when the plans are settled using the Nokia’s newly issued shares or transfer of existing treasury shares. The Group may also settle the plans using Nokia shares purchased on the open market or instead of shares cash settlement. The Group introduced performance shares in 2004 as the main element to its broad-based equity compensation program, to further emphasize the performance element in employees’ long-term incentives. The performance shares represent a commitment by the Company to deliver Nokia shares to employees at a future point in time, subject to the Group’s fulfillment of pre-defined performance criteria. No performance shares will vest unless the Group’s performance reaches the threshold level of at least one of the two independent, pre-defined performance criteria. For performance between the threshold and maximum performance levels the settlement follows a linear scale. Performance exceeding the maximum criteria does not increase the number of shares vesting. The maximum number of performance shares (Maximum Number) equals four times the number of performance shares originally granted (Threshold Number). The criteria are calculated based on the Group’s Average Annual Net Sales Growth target for the performance period of the plan and basic Earnings per Share (“EPS”) target at the end of the performance period. For the 2004 plan the performance period consists of the fiscal years 2004 through 2007 and for the 2005 plan the years 2005 through 2008 and for the 2006 plan the years 2006 through 2008. In 2004 and 2005 plans, separate EPS threshold and maximum levels have been determined for interim measurement period and the final performance period.
For both the 2004 and 2005 plans, if either of the required performance levels is achieved, the first settlement will take place after the two year interim measurement period and is limited to a maximum vesting equal to the Threshold Number. The second and final settlement, if any, will be after the close of the four year performance period. Any settlement made after the Interim Measurement Period, will be deducted from the final settlement after the full Performance Period.
The 2006 plan has a performance period of three years with no interim measurement period. No performance shares will vest unless the Group’s performance reaches the threshold level of at least one of the two independent, pre-defined performance criteria.
Until the Nokia shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with the performance shares.

Notes to the Consolidated Financial Statements (Continued)
23. Share-based payment (Continued)
The following table summarizes our 2004, 2005 and 2006 global performance share plans:

	Performance	Number of	Interim
	shares	participants	measurement	Performance	1st (interim)	2nd (final)
Plan	outstanding	(approx.)	period	period	settlement	settlement

2004	3 449 502	11 000	2004-2005	2004-2007	2006	2008
2005	4 107 301	12 000	2005-2006	2005-2008	2007	2009
2006	4 755 186	13 000	N/A	2006-2008	N/A	2009
The following table sets forth the performance criteria of each global performance share plan, as well as the potential number of performance shares vesting if performance criteria are met:

		Threshold Performance		Maximum Performance

			Average Annual		Average Annual
Plan		EPS(1)	Net Sales Growth(1)	EPS(1)	Net Sales Growth(1)

2004	Interim measurement	0.80	4%	0.94	16%
	Performance period	0.84	4%	1.18	16%
	Number of shares vesting(2)	1.72 million	1.72 million	6.90 million	6.90 million
2005	Interim measurement	0.75	3%	0.96	12%
	Performance period	0.82	3%	1.33	12%
	Number of shares vesting(2)	2.05 million	2.05 million	8.21 million	8.21 million
2006	Performance period	0.96	5%	1.41	20%
	Number of shares vesting(2)	2.38 million	2.38 million	9.51 million	9.51 million

(1)	Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%.

(2)	A performance share represents the grant at threshold. At maximum performance, the settlement amounts to four times the number of performance shares originally granted at threshold.
The table below sets forth certain information relating to the performance shares outstanding at December 31, 2006:

		Weighted
	Number of	average	Weighted average	Aggregate
	performance	grant date	remaining	intrinsic
	shares at	fair value	contractual	value
	threshold	EUR (1)	term (years)	EURm(2)

Performance shares at January 1, 2005	3 910 840	10.58	3.25	91
Granted	4 469 219	11.86	3.74
Forfeited	337 242	10.74	3.88
Performance shares at December 31, 2005	8 042 817	11.28	2.79	344
Granted(3)	5 140 736	14.83	2.48
Forfeited	569 164	12.30	1.34
Performance shares at December 31, 2006(4)	12 614 389	12.93	1.91	557

(1)	The fair value of performance shares is estimated based on the grant date market price of the Company’s share less the present value of dividends expected to be paid during the vesting period.

(2)	The aggregate intrinsic value reflects management’s estimate of the number of shares expected to vest.

Notes to the Consolidated Financial Statements (Continued)
23. Share-based payment (Continued)

(3)	Includes a minor number of performance shares granted under other employee equity plans than the global plans.

(4)	Based on the performance of the Group during the Interim Measurement Period 2004-2005, under the 2004 Performance Share Plan, both performance criteria were met. Hence, 3 595 339 Nokia shares equalling the threshold number were delivered in 2006 with an intrinsic value of EUR 66 million. The performance shares related to the interim settlement of the 2004 Performance Share Plan are included in the number of performance shares outstanding at December 31, 2006 as these performance shares will remain outstanding until the final settlement in 2008. The final payout, in 2008, if any, will be adjusted by the shares delivered based on the Interim Measurement Period.
Based on the performance of the Group during the Interim Measurement Period 2005-2006, under the 2005 Performance Share Plan, both performance criteria were met. Hence 4.1 million Nokia shares equalling the threshold number are expected to vest in 2007. The shares will vest as of the date of the Annual General Meeting on May 3, 2007.
Restricted shares
Since 2003, the Group has granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of the Group. The restricted share plans 2003, 2004, 2005 and 2006 have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required, when the plans are settled using the Company’s newly issued shares or transfer of existing own shares. The Group may also settle the plans by using Nokia shares purchased on the open market or by using cash settlement. All of our restricted share grants have a restriction period of three years after grant, after which period the granted shares will vest.
As soon as practicable after vesting, the Nokia shares are delivered to the recipients. Until the Nokia shares are delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with the restricted shares.
The table below gives certain information relating to the restricted shares outstanding as at December 31, 2006.

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	grant date	contractual	intrinsic
	Restricted	fair value	term	value
	Shares	EUR (1)	(years)	EURm

Restricted Shares at December 31, 2004	2 319 430	11.55	2.06	27
Granted	3 016 746	12.14	2.76
Forfeited	150 500	14.31	0.74
Restricted Shares at December 31, 2005	5 185 676	11.59	2.06	80
Granted(2)	1 669 050	14.71	2.65
Forfeited	455 100	12.20	0.87
Vested	334 750	12.33	0.00	5
Restricted Shares at December 31, 2006	6 064 876	12.27	1.69	94

(1)	The fair value of restricted shares is estimated based on the grant date market price of the Company’s share less the present value of dividends expected to be paid during the vesting period.

Notes to the Consolidated Financial Statements (Continued)
23. Share-based payment (Continued)

(2)	Includes a minor number of restricted shares granted under other employee equity plans than the global plans.
Other equity plans for employees
The Group also sponsors other immaterial equity plans for employees which do not increase the share capital at Nokia.
Total compensation cost related to all unvested equity-based incentive awards
As of December 31, 2006, there was EUR 279 million of total deferred compensation cost related to unvested share-based compensation arrangements granted under the company’s plans. That cost is expected to be recognized over a weighted average period of 2.04 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was EUR 81 million, EUR 30 million and EUR 32 million, respectively.
24. Distributable earnings

2006

EURm
Retained earnings	11 123
Translation differences (distributable earnings)	(282)
Treasury shares	(2 060)
Other non-distributable items:
Portion of untaxed reserves	115

Distributable earnings December 31	8 896

Retained earnings under IFRS and Finnish Accounting Standards (FAS) are substantially the same. Distributable earnings are calculated based on Finnish legislation.
25. Long-term liabilities
Long-term loans are repayable as follows:

		Repayment
	Outstanding	date beyond	Outstanding
	December 31, 2006	5 years	December 31, 2005

	EURm	EURm	EURm
Long-term interest-bearing liabilities	69	69	21
Other long-term liabilities	122	122	96

	191	191	117

Deferred tax liabilities	205		151

Total long-term liabilities	396		268

The long-term liabilities, excluding deferred tax liabilities as of December 31, 2006, all mature in more than 5 years.
The currency mix of the Group long-term liabilities at December 31, 2006 was as follows:

EUR	USD

97.00%	3.00%

Notes to the Consolidated Financial Statements (Continued)
26. Deferred taxes

	2006	2005

	EURm	EURm
Deferred tax assets:
Intercompany profit in inventory	34	49
Tax losses carried forward	41	7
Warranty provision(1)	134	151
Other provisions(1)	253	280
Fair value gain/losses	—	43
Depreciation differences and untaxed reserves	104	88
Other temporary differences(2)	243	228

Total deferred tax assets	809	846

Deferred tax liabilities:
Depreciation differences and untaxed reserves	(23)	(24)
Fair value gains/losses	(16)	—
Undistributed earnings	(65)	(68)
Other temporary differences	(101)	(59)

Total deferred tax liabilities	(205)	(151)

Net deferred tax asset	604	695

The tax charged to shareholders’ equity is as follows:
Fair value and other reserves, fair value gains/losses and excess tax benefit on share-based compensation	(43)	93

(1)	Deferred tax assets have been increased in all periods presented by EUR 154 million for recognition of certain additional items relating to periods prior to 2002. See Note 1.

(2)	In 2006, other temporary differences include deferred tax of EUR 70 million arising from share-based compensation.
At December 31, 2006, the Group had loss carryforwards, primarily attributable to foreign subsidiaries of EUR 143 million (EUR 92 million in 2005 and EUR 105 million in 2004), most of which will expire between 2007 and 2025.
At December 31, 2006 the Group had loss carry forwards of EUR 24 million (EUR 71 million in 2005) for which no deferred tax asset was recognized due to uncertainty of utilization of these loss carry forwards. These loss carry forwards will expire in years 2007 through 2012.
27. Short-term borrowings
Short-term borrowings consist primarily of borrowings from banks denominated in different foreign currencies. The weighted average interest rate at December 31, 2006 was 8.20% (4.68% at December 31, 2005).

Notes to the Consolidated Financial Statements (Continued)
28. Accrued expenses

	2006	2005

	EURm	EURm
Social security, VAT and other taxes	966	790
Wages and salaries	250	231
Advance payments	303	268
Other	2 277	2 031

Total	3 796	3 320

Other operating expense accruals include various amounts which are individually insignificant.
29. Provisions

		IPR
	Warranty	infringements	Tax	Other	Total

	EURm	EURm	EURm	EURm	EURm
At December 31, 2005	1 181	396	386	516	2 479
Exchange differences	(11)	—	—	—	(11)
Additional provisions	894	179	65	262	1 400
Changes in estimates	(105)	(72)	(49)	(101)	(327)

Charged to profit and loss account	789	107	16	161	1 073

Utilized during year	(761)	(219)	—	(175)	(1 155)

At December 31, 2006	1 198	284	402	502	2 386

	2006	2005

	EURm	EURm
Analysis of total provisions at December 31:
Non-current	690	788
Current	1 696	1 691
The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods. This results in varying usage of the provision year to year. In 2006, usage of the provision includes an amount of EUR 208 million that was released against the settlement to InterDigital Communications Corporation.
The timing of outflows related to tax provisions is inherently uncertain. Outflows for the warranty provision are generally expected to occur within the next 18 months.
Other provisions include provisions for non-cancelable purchase commitments, provision for pension and other social costs on share-based awards and provision for losses on projects in progress.

Notes to the Consolidated Financial Statements (Continued)

30.	Earnings per share

		2005	2004
	2006	As revised	As revised

Numerator (EURm)
Basic/Diluted:
Profit attributable to equity holders of the parent	4 306	3 616	3 192

Denominator (000’s Shares)
Basic:
Weighted average shares	4 062 833	4 365 547	4 593 196
Effect of dilutive securities:
stock options, restricted shares and performance shares	23 696	5 692	7 141

Diluted:
Adjusted weighted average shares and assumed conversions	4 086 529	4 371 239	4 600 337

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.
31. Commitments and contingencies

	2006	2005

	EURm	EURm
Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	27	10
Contingent liabilities on behalf of Group companies
Other guarantees	358	276
Collateral given on behalf of other companies
Securities pledged(1)	—	—
Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties(1)	23	—
Other guarantees	2	2
Financing commitments
Customer finance commitments(1)	164	13
Venture fund commitments(2)	208	230

(1)	See also note 37 b).

(2)	See also note 37 a).
The amounts above represent the maximum principal amount of commitments and contingencies.
Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2006 (EUR 18 million in 2005).
Assets pledged for the Group’s own commitments include available-for-sale investments of EUR 10 million in 2006 (EUR 10 million of available-for-sale investments in 2005).
Other guarantees include guarantees of Nokia’s performance of EUR 316 million in 2006 (EUR 234 million in 2005). EUR 259 million (EUR 182 million in 2005) of these guarantees are provided to certain Networks’ customers in the form of bank guarantees, standby letters of credit

Notes to the Consolidated Financial Statements (Continued)
31. Commitments and contingencies (Continued)
and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of nonperformance by Nokia.
Guarantees for loans and other financial commitments on behalf of other companies of EUR 23 million in 2006 (EUR 0 million in 2005) represent guarantees relating to payment by a certain Networks’ customer and other third parties under specified loan facilities between such a customer and other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or payment by the customer.
Financing commitments of EUR 164 million in 2006 (EUR 13 million in 2005) are available under loan facilities negotiated with a Networks’ customer. Availability of the amounts is dependent upon the borrower’s continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.
Venture fund commitments of EUR 208 million in 2006 (EUR 230 million in 2005) are financing commitments to a number of funds making technology related investments. As a limited partner in these funds Nokia is committed to capital contributions and also entitled to cash distributions according to respective partnership agreements.
The Group is party of routine litigation incidental to the normal conduct of business, including, but not limited to, several claims, suits and actions both initiated by third parties and initiated by Nokia relating to infringements of patents, violations of licensing arrangements and other intellectual property related matters, as well as actions with respect to products, contracts and securities. In the opinion of the management outcome of and liabilities in excess of what has been provided for related to these or other proceedings, in the aggregate, are not likely to be material to the financial condition or result of operations.
As of December 31, 2006, the Group had purchase commitments of EUR 1 630 million (EUR 1 919 million in 2005) relating to inventory purchase obligations, primarily for purchases in 2007.
32. Leasing contracts
The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

Notes to the Consolidated Financial Statements (Continued)
32. Leasing contracts (Continued)
The future costs for non-cancellable leasing contracts are as follows:

Operating
leases

Leasing payments, EURm
2007	176
2008	135
2009	109
2010	67
2011	48
Thereafter	80

Total	615

Rental expense amounted to EUR 285 million in 2006 (EUR 262 million in 2005 and EUR 236 million in 2004).
33. Related party transactions
Nokia Pension Foundation is a separate legal entity that manages and holds in trust the assets for the Group’s Finnish employee benefit plans; these assets do not include Nokia shares. The Group recorded net rental expense of EUR 2 million in 2006 (EUR 2 million in 2005 and EUR 2 million in 2004) pertaining to a sale-leaseback transaction with the Nokia Pension Foundation involving certain buildings and a lease of the underlying land.
At December 31, 2006, the Group had borrowings amounting to EUR 88 million (EUR 62 million in 2005) from Nokia Unterstützungskasse GmbH, the Group’s German pension fund, which is a separate legal entity.
There were no loans granted to the members of the Group Executive Board and Board of Directors at December 31, 2006 or 2005.

	2006	2005	2004

	EURm	EURm	EURm
Transactions with associated companies
Share of results of associated companies	28	10	(26)
Dividend income	1	1	2
Share of shareholders’ equity of associated companies	61	33	37
Liabilities to associated companies	14	14	3
Management compensation
The following table sets forth the salary and cash incentive information awarded and paid or payable by the company to the Chief Executive Officer and President of Nokia Corporation for fiscal

Notes to the Consolidated Financial Statements (Continued)
33. Related party transactions (Continued)
years 2004-2006 as well as the share-based compensation expense relating to equity-based awards, expensed by the company.

	2006			2005			2004

		Cash	Share-based		Cash	Share-based		Cash	Share-based
	Base	incentive	compensation	Base	incentive	compensation	Base	incentive	compensation
	salary	payments	expense	salary	payments	expense	salary	payments	expense

	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Jorma Ollila	609 524	643 942	6 325 728	1 500 000	3 212 037	3 389 994	1 475 238	1 936 221	2 109 863
Chairman of the Board(1)
Olli-Pekka Kallasvuo	898 413	664 227	2 108 197	623 524	947 742	666 313	584 000	454 150	394 979
President and CEO(2)

(1)	CEO and Chairman until June 1, 2006.

(2)	President and CEO as from June 1, 2006; and President and COO October 1, 2005-June 1, 2006; Executive Vice President and General Manager of Mobile Phones January 1, 2004-October 1, 2005.
Total remuneration of the Group Executive Board awarded for the fiscal years 2004-2006 was EUR 8 574 443 in 2006 (EUR 14 684 602 in 2005 and EUR 13 594 942 in 2004), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards, expensed by the company was EUR 15 349 337 in 2006 (EUR 8 295 227 in 2005 and EUR 4 763 545 in 2004).
Board of Directors
The following table sets forth the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	2006	2006	2005	2005	2004	2004
	Gross	Shares	Gross	Shares	Gross	Shares
	Annual Fee	Received	Annual Fee	Received	Annual Fee	Received

	EUR(1)		EUR(1)		EUR(1)
Board of Directors
Jorma Ollila(2)	375 000	8 035	165 000	5 011	150 000	4 834
Chairman
Paul J. Collins (3)	162 500	3 481	162 500	4 935	150 000	4 834
Vice Chairman
Georg Ehrnrooth(4)	120 000	2 570	120 000	3 644	100 000	3 223
Daniel R. Hesse (5)	110 000	2 356	110 000	3 340	—	—
Dr. Bengt Holmström(6)	110 000	2 356	110 000	3 340	100 000	3 223
Per Karlsson(7)	135 000	2 892	135 000	4 100	125 000	4 029
Dame Marjorie Scardino(8)	110 000	2 356	110 000	3 340	100 000	3 223
Keijo Suila(9)	120 000	2 570	—	—	—	—
Vesa Vainio(10)	120 000	2 570	120 000	3 644	100 000	3 223
(11)
(12)

(1)	Approximately 60 % of the gross annual fee is paid in cash. Approximately 40 % is paid in Nokia shares acquired from the market included in the table under “Shares Received.”.

(2)	This table includes fees paid for Mr. Ollila, Chairman, for his services as Chairman of the Board, only.

Notes to the Consolidated Financial Statements (Continued)
33. Related party transactions (Continued)

(3)	The 2006 and 2005 fees of Mr. Collins amounted to a total of EUR 162 500, consisting of a fee of EUR 137 500 for services as Vice Chairman of the Board and EUR 25 000 for services as Chairman of the Personnel Committee. The 2004 fee of Mr. Collins amounted to a total of EUR 150 000, consisting of a fee of EUR 125 000 for services as Vice Chairman of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.
(4)	The 2006 and 2005 fees of Mr. Ehrnrooth amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. The 2004 fee of Mr. Ehrnrooth amounted to EUR 100 000 for services as a member of the Board.
(5)	The 2006 and 2005 fees of Mr. Hesse amounted to EUR 110 000 for services as a member of the Board.
(6)	The 2006 and 2005 fees of Mr. Holmström amounted to EUR 110 000 for services as a member of the Board. The 2004 fee of Mr. Holmström amounted to EUR 100 000 for services as a member of the Board.
(7)	The 2006 and 2005 fees of Mr. Karlsson amounted to a total of EUR 135 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee. The 2004 fee of Mr. Karlsson amounted to a total of EUR 125 000, consisting of a fee of EUR 100 000 for services as member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.
(8)	The 2006 and 2005 fees of Ms. Scardino amounted to EUR 110 000 for services as a member of the Board. The 2004 fee of Ms. Scardino amounted to EUR 100 000 for services as a member of the Board.
(9)	The 2006 fee of Mr. Suila amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. Mr. Suila is a Nokia Board member since 2006.

(10)	The 2006 and 2005 fees of Mr. Vainio amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. The 2004 fee of Mr. Vainio amounted to EUR 100 000 for services as a member of the Board.
(11)	Edouard Michelin was paid the gross annual fee of EUR 110 000 for services as a member of the Board prior to his accidental death in May 2006. This amount included 2 356 shares. The 2005 fee of Mr. Michelin amounted to EUR 110 000 for services as a member of the Board, which amount included 3 340 shares.
(12)	Arne Wessberg served as a member of the Board until March 30, 2006. The 2005 fee of Mr. Wessberg amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. The total amount included 3 644 shares. The 2004 fee of Mr. Wessberg amounted to EUR 100 000 for services as a member of the Board, which amount included 3 223 shares.
Retirement benefits of certain Group Executive Board Members
Jorma Ollila’s service contract ended as of June 1, 2006, after which he is not eligible to receive any additional retirement benefits from Nokia. Olli-Pekka Kallasvuo can, as part of his service contract, retire at the age of 60 with full retirement benefit should he be employed by Nokia at the time. The full retirement benefit is calculated as if Mr. Kallasvuo had continued his service with Nokia through the statutory retirement age of 65. Hallstein Moerk, following his arrangement with a previous employer, has also in his current position at Nokia a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reduced benefits. Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia

Notes to the Consolidated Financial Statements (Continued)
33. Related party transactions (Continued)
employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TEL system, the company contribution to NIEBP is 1.3% of annual earnings.
34. Notes to cash flow statement

	2006	2005	2004

	EURm	EURm	EURm
Adjustments for:
Depreciation and amortization (Note 10)	712	712	868
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(4)	(131)	26
Income taxes (Note 12)	1 357	1 281	1 446
Share of results of associated companies (Note 33)	(28)	(10)	26
Minority interest	60	74	67
Financial income and expenses (Note 11)	(207)	(322)	(405)
Impairment charges (Note 8)	51	66	129
Share-based compensation	192	104	62
Premium return	—	—	(160)
Customer financing impairment charges and reversals	(276)	—	—

Adjustments, total	1 857	1 774	2 059

Change in net working capital
(Increase)/decrease in short-term receivables	(1 770)	(896)	372
Decrease/(increase) in inventories	84	(301)	(193)
Increase in interest-free short-term borrowings	893	831	62

Change in net working capital	(793)	(366)	241

The Group did not engage in any material non-cash investing activities for all periods presented.
35. Subsequent event
Nokia Siemens Networks
In June 2006, Nokia and Siemens A.G. (Siemens) announced plans to form Nokia Siemens Networks that will combine Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks in a new company owned by Nokia and Siemens. Nokia and Siemens will each own approximately 50% of Nokia Siemens Networks. However, Nokia will effectively control Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors. Accordingly, Nokia will consolidate Nokia Siemens Networks.
Nokia Siemens Networks is expected to start its operations around the end of March 2007 subject to the satisfaction or waiver of the conditions to the merger, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and the agreement of a number of detailed implementation steps.
The Group is in the process of evaluating the net assets acquired and expects to finalize the purchase price allocation and to realize a gain on this transaction during 2007.

Notes to the Consolidated Financial Statements (Continued)

36.	Principal Nokia Group companies at December 31, 2006

		Parent	Group
		holding	majority
		%	%

US	Nokia Inc.	—	100.00
DE	Nokia GmbH	100.00	100.00
GB	Nokia UK Limited	—	100.00
KR	Nokia TMC Limited	100.00	100.00
CN	Nokia Telecommunications Ltd	4.50	83.90
NL	Nokia Finance International B.V	100.00	100.00
HU	Nokia Komárom Kft	100.00	100.00
BR	Nokia do Brazil Technologia Ltda	99.99	100.00
IN	Nokia India Ltd	99.99	100.00
IT	Nokia Italia S.p.A.	100.00	100.00
Associated companies

Symbian Limited	—	47.90
A complete list of subsidiaries and associated companies is included in Nokia’s Statutory Accounts.

37.	Risk management
General risk management principles
Nokia’s overall risk management concept is based on visibility of the key risks preventing Nokia from reaching its business objectives. This covers all risk areas; strategic, operational, financial and hazard risks. Risk management at Nokia is a systematic and pro-active way to analyze, review and manage all opportunities, threats and risks related to Nokia’s objectives rather than to solely eliminate risks.
The principles documented in Nokia’s Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function owner is also the risk owner, however, it is everyone’s responsibility at Nokia to identify risks preventing us from reaching our objectives.
Key risks are reported to the business and Group level management to create assurance on business risks and to enable prioritization of risk management implementation at Nokia. In addition to general principles, there are specific risk management policies covering, for example, treasury and customer finance risks.
Financial risks
The key financial targets for Nokia are growth, profitability, cash flow and a strong balance sheet. The objective for the Treasury function is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks in close co-operation with the business groups. There is a strong focus in Nokia on creating shareholder value. The Treasury function supports this aim by minimizing the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses and by managing the balance sheet structure of the Group.
Nokia has Treasury Centers in Geneva, Singapore/ Beijing and New York/ Sao Paolo, and a Corporate Treasury unit in Espoo. This international organization enables Nokia to provide the Group companies with financial services according to local needs and requirements.
The Treasury function is governed by policies approved by the Group Executive Board or its respective members, as applicable. Treasury Policy provides principles for overall financial risk

Notes to the Consolidated Financial Statements (Continued)

37.	Risk management (Continued)
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
a)  Market risk
Foreign exchange risk
Nokia operates globally and is thus exposed to foreign exchange risk arising from various currency combinations. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures. These transaction exposures are managed against various local currencies because of Nokia’s substantial production and sales outside the Eurozone.
Due to the changes in the business environment, currency combinations may also change within the financial year. The most significant non-euro sales currencies during the year were US dollar (USD), UK pound sterling (GBP) and Chinese yuan (CNY). In general, depreciation of another currency relative to the euro has an adverse effect on Nokia’s sales and operating profit, while appreciation of another currency has a positive effect, with the exception of Japanese yen (JPY), being the only significant foreign currency in which Nokia has more purchases than sales.
The following chart shows the break-down by currency of the underlying net foreign exchange transaction exposure as of December 31, 2006 (in some of the currencies, especially the US dollar, Nokia has both substantial sales as well as cost, which have been netted in the chart).
Net exposures
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

Notes to the Consolidated Financial Statements (Continued)

37.	Risk management (Continued)
Nokia uses the Value-at-Risk (“VaR”) methodology to assess the foreign exchange risk related to the Treasury management of the Group exposures. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. To correctly take into account the non-linear price function of certain derivative instruments, Nokia uses Monte Carlo simulation. Volatilities and correlations are calculated from a one-year set of daily data.
Since Nokia has subsidiaries outside the Eurozone, the euro-denominated value of the shareholders’ equity of Nokia is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in the Group consolidation. Nokia uses, from time to time, foreign exchange contracts and foreign currency denominated loans to hedge its equity exposure arising from foreign net investments.
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
Equity price risk
Nokia has certain strategic minority investments in publicly traded companies. These investments are classified as available-for-sale. The fair value of the equity investments at December 31, 2006 was EUR 8 million (EUR 8 million in 2005).
There are currently no outstanding derivative financial instruments designated as hedges of these equity investments.
In addition to the listed equity holdings, Nokia invests in private equity through Nokia Venture Funds. The fair value of these available-for-sale equity investments at December 31, 2006 was USD 220 million (USD 177 million in 2005).
Nokia is exposed to equity price risk on social security costs relating to stock compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.
b)     Credit risk
Structured Finance Credit Risk
Network operators in some markets sometimes require their suppliers to arrange or provide term financing in relation to infrastructure projects. Nokia has maintained a financing policy aimed at close co-operation with banks, financial institutions and Export Credit Agencies to support selected

Notes to the Consolidated Financial Statements (Continued)

37.	Risk management (Continued)
customers in their financing of infrastructure investments. Nokia actively mitigates, market conditions permitting, this exposure by arrangements with these institutions and investors.
Credit risks related to customer financing are systematically analyzed, monitored and managed by Nokia’s Customer Finance organization. Credit risks are approved and monitored by Nokia’s Credit Committee along principles defined in the company’s credit policy and according to the credit approval process. The Credit Committee consists of the CFO, Group Controller, Head of Treasury and Head of Nokia Customer Finance.
At the end of 2006, our long-term loans to customers and other third parties totaled EUR 19 million (outstanding loans in EUR 63 million in 2005), while financial guarantees given on behalf of third parties totaled EUR 23 million (0 million in 2005). In addition, we had financing commitments totaling EUR 164 million (EUR 13 million in 2005). Total structured financing (outstanding and committed) stood at EUR 206 million (EUR 63 million in 2005).
The term structured financing portfolio at December 31, 2006 was:

		Financing
	Outstanding	commitments	Total

	EURm	EURm	EURm
Total Portfolio	42	164	206
The term structured financing portfolio at December 31, 2006 mainly consists of committed customer financing to a network operator.
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
Fixed income and money-market investments(1)(2)(3)

	Maturity date			Maturity date
	less than 12 Months			12 months or more			Total

	Fair	Unrealized	Unrealized	Fair	Unrealized	Unrealized	Fair	Unrealized	Unrealized
2006	Value	Losses	Gains	Value	Losses	Gains	Value	Losses	Gains

Governments	10	—	—	2 360	(38)	—	2 370	(38)	—
Banks	2 861	(2)	—	860	(8)	1	3 721	(10)	1
Corporates	136	—	—	260	(3)	—	396	(3)	—
Asset backed securities	98	—	—	473	(1)	2	571	(1)	2

	3 105	(2)	—	3 953	(50)	3	7 058	(52)	3

Notes to the Consolidated Financial Statements (Continued)

37.	Risk management (Continued)

	Maturity date			Maturity date
	less than 12 Months			12 months or more			Total

	Fair	Unrealized	Unrealized	Fair	Unrealized	Unrealized	Fair	Unrealized	Unrealized
2005	Value	Losses	Gains	Value	Losses	Gains	Value	Losses	Gains

Governments	30	—	—	3 919	(32)	2	3 949	(32)	2
Banks	2 962	(3)	—	803	(5)	1	3 765	(7)	1
Corporates	60	—	—	433	(1)	2	459	(1)	2
Asset backed securities	25	—	—	112	—	—	172	—	—

	3 077	(3)	—	5 267	(38)	5	8 345	(41)	5

	2006	2005

	EURm	EURm
Fixed rate investments	5 853	7 531
Floating rate investments	1 205	814

Total	7 058	8 345

(1)	Fixed income and money-market investments include Term deposits, investments in Liquidity funds and investments in fixed income instruments classified as Available-for-sale. Available-for-sale investments are carried at fair value in 2006 and 2005.

(2)	Weighted average interest rate for fixed income and money-market investments was 3.33% in 2006 and 3.52% in 2005.

(3)	Included within fixed income and money-market investments is EUR 10 million of restricted cash at December 31, 2006 (10 million at December 31, 2005)
c)     Liquidity risk
Nokia guarantees a sufficient liquidity at all times by efficient cash management and by investing in liquid interest bearing securities. Due to the dynamic nature of the underlying business Treasury also aims at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. At the end of December 31, 2006 the committed facility totaled USD 2.0 billion. The committed credit facility is intended to be used for US and Euro Commercial Paper Programs back up purposes. The commitment fee on the facility is 0.045% per annum.
The most significant existing funding programs include:

Revolving Credit Facility of USD 2 000 million, maturing in 2012

Local commercial paper program in Finland, totaling EUR 750 million

Euro Commercial Paper (ECP) program, totaling USD 500 million

US Commercial Paper (USCP) program, totaling USD 500 million
None of the above programs have been used to a significant degree in 2006.

Notes to the Consolidated Financial Statements (Continued)

37.	Risk management (Continued)
Nokia’s international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings of Nokia from credit rating agencies have not changed during the year. The ratings as at December 31, 2006 were:

Short-term	Standard & Poor’s	A-1
	Moody’s	P-1
Long-term	Standard & Poor’s	A
	Moody’s	A1
Hazard risk
Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures or purchase of insurance. Insurance is purchased for risks, which cannot be internally managed. Nokia’s Insurance & Risk Finance function’s objective is to ensure that Group’s hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. trademarks, patents) or potential liabilities (e.g. product liability) are optimally insured.
Nokia purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies, where available.
Notional amounts of derivative financial instruments(1)

	2006	2005

	EURm	EURm
Foreign exchange forward contracts(2)	29 859	29 991
Currency options bought(2)	404	284
Currency options sold(2)	193	165
Interest rate swaps (receive fixed interest)	—	50
Cash settled equity options(3)	45	150

(1)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2)	As at December 31, 2006 notional amounts include contracts amounting to EUR 2.4 billion used to hedge the shareholders’ equity of foreign subsidiaries (at December 31, 2005 EUR 2.4 billion).

(3)	Cash settled equity options are used to hedge risk relating to incentive programs and investment activities.

Notes to the Consolidated Financial Statements (Continued)

37.	Risk management (Continued)
Fair values of derivatives
The net fair values of derivative financial instruments at the balance sheet date were:

	2006	2005

	EURm	EURm
Derivatives with positive fair value(1):
Forward foreign exchange contracts(2)	65	60
Currency options	2	1
Cash settled equity options	7	8
Derivatives with negative fair value(1):
Forward foreign exchange contracts(2)	(63)	(97)
Currency options	(3)	—
Cash settled equity options	(2)	—

(1)	Out of the forward foreign exchange contracts and currency options, fair value net EUR 25 million gain was designated for hedges of net investment in foreign subsidiaries as at December 31, 2006 (net EUR 27 million loss at December 31, 2005) and reported within translation differences.

(2)	Out of the outstanding foreign exchange forward contracts, fair value net EUR 1 million loss was designated for cash flow hedges as at December 31, 2006 (net EUR 3 million loss at December 31, 2005) and reported in fair value and other reserves. The total gain and loss of foreign exchange forward contracts designated for cash flow hedges and reported in fair value and other reserves was net EUR 69 million gain as at December 31, 2006 (net EUR 163 million loss at December 31, 2005).

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles
The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
consolidated net income and total shareholders’ equity under US GAAP as of and for the years ended December 31:

	2006	2005	2004

	EURm	EURm	EURm
Reconciliation of profit attributable to equity holders of the parent under IFRS to net income under US GAAP:
Profit attributable to equity holders of the parent reported under IFRS	4 306	3 616	3 192
US GAAP adjustments:
Pensions	(1)	(3)	—
Development costs	(55)	10	42
Share-based compensation expense	(8)	(39)	39
Cash flow hedges	—	(12)	31
Amortization of identifiable intangible assets acquired	—	—	(11)
Impairment of identifiable intangible assets acquired	—	—	(47)
Amortization of goodwill	—	—	106
Other differences	22	(1)	(6)
Deferred tax effect of US GAAP adjustments	11	11	(3)

Net income under US GAAP	4 275	3 582	3 343

Earnings per share under US GAAP:

	2006	2005	2004

	EUR	EUR	EUR
Earnings per share (net income):
Basic	1.05	0.82	0.73
Diluted	1.05	0.82	0.73
Average number of shares (000’s shares):
Basic	4 062 833	4 365 547	4 593 196
Diluted	4 086 529	4 371 239	4 600 337

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)

	2006	2005	2004

	EURm	EURm	EURm
Presentation of comprehensive income under US GAAP:
Net income under US GAAP	4 275	3 582	3 343
Other comprehensive income (loss):
Foreign currency translation adjustment	(92)	272	(67)
Additional minimum liability, net of tax of EUR -5 million in 2006 and EUR 5 million in 2005	7	(8)	—
Net gain (losses) on cash flow hedges, net of tax of EUR 61 million in 2006, EUR 43 million in 2005 and EUR 8 million in 2004	171	(122)	(23)
Net unrealized (losses) gains on securities:
Net unrealized holding (losses) gains during the year, net of tax of EUR 1 million in 2006, EUR 6 million in 2005 and EUR -2 million in 2004	(40)	(81)	2
Transfer to profit and loss account on impairment	18	9	11
Less: Reclassification adjustment on disposal, net of tax of EUR 0 million in 2006 and 2005 and EUR 10 million in 2004	14	(3)	(95)

Other comprehensive income (loss)	78	67	(172)

Comprehensive income under US GAAP	4 353	3 649	3 171

	2006	2005

	EURm	EURm
Reconciliation of total equity under IFRS to total shareholders’ equity under US GAAP:
Total equity reported under IFRS	12 060	12 514
Less minority interests	(92)	(205)
Capital and reserves attributable to equity holders of the parent under IFRS	11 968	12 309
US GAAP adjustments:
Pensions (1)	(276)	(65)
Development costs	(102)	(47)
Share issue premium	143	135
Share-based compensation	(143)	(135)
Amortization of identifiable intangible assets acquired	(62)	(62)
Impairment of identifiable intangible assets acquired	(47)	(47)
Amortization of goodwill	432	432
Impairment of goodwill	255	255
Translation of goodwill	(231)	(242)
Other differences	29	6
Deferred tax effect of US GAAP adjustments	146	83

Total shareholders’ equity under US GAAP	12 112	12 622

(1)	The pension adjustment in 2005 consisted of adjustments for pension expense and additional minimum liability.

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
Change in method of quantifying misstatements
As discussed in Note 1, the Group changed its method of quantifying misstatements. As a result of this change management has adjusted its financial statements. Previously reported deferred tax assets have been increased by EUR 154 million, previously reported goodwill has been decreased by EUR 90 million and previously reported retained earnings have been increased by EUR 64 million for each period presented. Under the previous method of quantifying misstatements these adjustments were considered to be immaterial. The deferred tax asset adjustment relates to certain of the Group’s warranty and other provisions recorded in periods prior to 2002, for which no corresponding tax amounts were deferred. The goodwill adjustment relates to an item that was not separately recognized by the Group from the date of acquisition.
Pensions
Under IFRS, pension assets, defined benefit pension liabilities and pension expense are actuarially determined in a similar manner to US GAAP. To the extent that the benefits related to transition adjustments and plan amendments are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes past service cost immediately under IFRS. If the benefits have not vested, the related past service cost is recognized as expense over the average period until the benefits become vested. Under US GAAP, transition adjustments and prior service cost related to plan amendments are generally recognized over the remaining service period of active employees.
In addition, prior to December 31, 2006, US GAAP required recognition of an additional minimum pension liability when the accumulated benefit obligation (ABO) exceeded the fair value of the plan assets and this amount was not covered by the liability recognized in the balance sheet. An intangible asset was recognized to the extent of unrecognized prior service cost with the excess of the additional minimum liability over unrecognized prior service cost recognized in other comprehensive income. The calculation of the ABO is based on approach two as described in EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, under which the actuarial present value is based on the date of separation from service.
At December 31, 2006, in accordance with the transition provisions of FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, the Group made an adjustment net of tax to accumulated other comprehensive income to record unrecognized actuarial losses, unrecognized prior service costs and unamortized transition assets and to eliminate the additional minimum liability. The following table presents the impact of the adoption of FAS 158 on total shareholders’ equity under US GAAP at December 31, 2006:

2006

EURm
Total shareholders’ equity under US GAAP before adoption of FAS 158	12 274
Adoption of FAS 158	(222)
Deferred tax	60

Total shareholders’ equity under US GAAP after adoption of FAS 158	12 112

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
The following table reconciles the net pension asset recognized under IFRS with the net pension liability recognized under US GAAP and reflects the impact of the adoption of FAS 158 as of December 31, 2006:

2006

EURm
Net pension asset recognized for IFRS	108
Difference in unrecognized amounts	(53)
Additional minimum liability	(1)

Net pension asset recognized for US GAAP before adoption of FAS 158	54
Adoption of FAS 158	(222)

Net pension liability recognized for US GAAP after adoption of FAS 158	(168)

Development costs
Development costs are capitalized under IFRS after the product involved has reached a certain degree of technical feasibility. Capitalization ceases and depreciation begins when the product becomes available to customers. The depreciation period of these capitalized assets is between two and five years.
Under US GAAP, software development costs are similarly capitalized after the product has reached a certain degree of technological feasibility. However, certain non-software related development costs capitalized under IFRS are not capitalizable under US GAAP and therefore are expensed as incurred.
Under IFRS, whenever there is an indication that capitalized development costs may be impaired the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s net selling price and value in use. Value in use is the present value of estimated discounted future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.
Under US GAAP, the unamortized capitalized costs of a software product are compared at each balance sheet date to the net realizable value of that product with any excess written off. Net realizable value is defined as the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the enterprise’s responsibility set forth at the time of sale.
The amount of unamortized capitalized software development costs under US GAAP is EUR 149 million in 2006 (EUR 213 million in 2005).
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
Share-based compensation
The Group maintains several share-based employee compensation plans, which are described more fully in Note 23. Under IFRS, the Group accounts for equity instruments under IFRS 2 which was

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
applied retrospectively to all grants of shares, share options or other equity instruments that were granted after November 7, 2002 and that were not yet vested at the effective date of the standard.
Under US GAAP, the Group accounts for equity instruments using Statement of Financial Accounting Standards No. 123(R), Share Based Payment (“FAS 123R”) which was adopted using the modified prospective method at January 1, 2005. Since the terms of Nokia’s stock option plans call for the exercise price to be set equal to the share price in a future period, the recipient does not begin to benefit from or be adversely affected by changes in the price of the Group’s equity shares until such point. Consequently, a grant date is not established until the exercise price is determined.
Prior to the adoption of FAS 123R, the Group accounted for its equity-based incentive programs under US GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. As the relevant exercise price was not set until a future date, the Group applied variable accounting during the intervening period. Once a measurement date was established, variable accounting ceased and incremental unrecognized compensation cost was recognized over the remaining vesting period of the award.
The retrospective transition provision of IFRS 2 and the modified prospective transition provision of FAS 123R give rise to differences in the historical income statement for share-based compensation. Further, associated differences surrounding the effective date of application of the standards to unvested shares give rise to both current and historical income statement differences in share-based compensation. Share issue premium reflects the cumulative difference between the amount of share-based compensation recorded under US GAAP and IFRS.
Total share-based compensation expense under US GAAP was EUR 204 million in 2006 (EUR 134 million in 2005).
Cash flow hedges
Under IFRS, the Group accounts for cash flow hedges under IAS 39(R).
Under US GAAP, the Group applies FAS 133, Accounting for Derivative Instruments and Hedging Activities.
Under US GAAP, a difference historically arose when a subsidiary’s reporting currency was different from Treasury Center’s reporting currency and external and internal hedge maturities were different more than 31 days. For those hedges not qualifying under US GAAP, the unrealized spot foreign exchange gains and losses from those hedges were released to the income statement.
Amortization and impairment of identifiable intangible assets acquired
Under IFRS, prior to April 1, 2004, unpatented technology acquired was not separately recognized upon acquisition as an identifiable intangible asset but was included within goodwill.
Under US GAAP, any unpatented technology acquired in a business combination is recorded as an identifiable intangible asset with an associated deferred tax liability. The intangible asset is amortized over its estimated useful life. The adjustment to US GAAP net income and shareholders’ equity relates to the amortization and impairment charges related to Amber Networks’ intangible asset.
The net carrying amount of other intangible assets under US GAAP is EUR 447 million in 2006 (EUR 425 million in 2005) and consists of capitalized development costs of EUR 149 million (EUR 213 million in 2005) and acquired patents, trademarks and licenses of EUR 298 million

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
(EUR 212 million in 2005). The Group does not have any indefinite lived intangible assets. Amortization expense under US GAAP of other intangible assets as of December 31, 2006, is expected to be as follows:

EURm

2007	152
2008	73
2009	41
2010	23
2011	10
Thereafter	148

447

Amortization of goodwill
Under IFRS, the Group records goodwill in accordance with IFRS 3, Business Combinations. The Group adopted the provisions of IFRS 3 on January 1, 2005. As a result, goodwill recognized relating to purchase acquisitions and acquisitions of associated companies is no longer subject to amortization after 2004.
Under US GAAP, the Group records goodwill in accordance with FAS 142, Goodwill and Other Intangible Assets, (FAS 142). The Group adopted the provisions of FAS 142 on January 1, 2002 and goodwill relating to purchase acquisitions and acquisitions of associated companies is no longer subject to amortization subsequent to the date of adoption.
The US GAAP adjustment reverses amortization expense and the associated movement in accumulated amortization recorded under IFRS prior to the adoption of IFRS 3.
Impairment of goodwill
Under IFRS, goodwill is allocated to “cash-generating units”, which are the smallest group of identifiable assets that include the goodwill under review for impairment and generate cash inflows from continuing use that are largely independent of the cash inflows from other assets. Under IFRS, the Group recorded an impairment of goodwill of EUR 151 million related to Amber Networks in 2003 as the carrying amount of the cash-generating unit exceeded the recoverable amount of the unit.
Under US GAAP, goodwill is allocated to “reporting units”, which are operating segments or one level below an operating segment (as defined in FAS 131, Disclosures about Segments of an Enterprise and Related Information). The goodwill impairment test under FAS 142 compares the carrying value for each reporting unit to its fair value based on discounted cash flows.
The US GAAP impairment of goodwill adjustment reflects the cumulative reversal of impairments recorded under IFRS that did not qualify as impairments under US GAAP.
Upon completion of the 2003 annual impairment test, the Group determined that the impairment recorded for Amber Networks should be reversed under US GAAP as the fair value of the reporting unit in which Amber Networks resides exceeded the book value of the reporting unit. The annual impairment tests performed subsequent to 2003 continue to support the reversal of this impairment.
The Group recorded no goodwill impairments during 2006 and 2005.

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
Below is a roll forward of US GAAP goodwill during 2006 and 2005:

					Common
	Mobile		Enterprise		Group
	Phones	Multimedia	Solutions	Networks	Functions	Group

	EURm	EURm	EURm	EURm	EURm	EURm
Balance as of January 1, 2005	57	5	35	249	9	355

Goodwill disposed	—	—	—	—	(9)	(9)
Translation adjustment	45	—	4	28	—	77

Balance as of December 31, 2005	102	5	39	277	—	423

Additions	51	147	290	—	—	488
Translation adjustment	29	7	(28)	(23)	—	(15)

Balance as of December 31, 2006	182	159	301	254	—	896

Translation of goodwill
Under IFRS, goodwill is translated at the closing rate of the balance sheet date for all transactions subsequent to the adoption of IAS 21 (revised 2004) as of January 1, 2005. Prior to the adoption of IAS 21, the Group historically translated goodwill arising on the acquisition of foreign subsidiaries at historical rates.
Under US GAAP, goodwill is translated at the closing rate on the balance sheet date with gains and losses recorded as a component of other comprehensive income.
The US GAAP translation of goodwill adjustment reflects cumulative translation differences between historical and current rates on goodwill arising from acquisitions of foreign subsidiaries.
Other differences
Other differences in the reconciliation of profit attributable to equity holders of the parent under IFRS and net income under US GAAP of EUR 22 million (EUR -1 million in 2005 and EUR -6 million in 2004) relate to social security cost on share-based payments, a sale and leaseback transaction, an adjustment to goodwill and a loss on disposal.
Other differences in the reconciliation of total equity under IFRS to total shareholders’ equity under US GAAP of EUR 29 million (EUR 6 million in 2005) relate to marketable securities and unlisted investments, acquisition purchase price, social security cost on share-based payments, a sale and leaseback transaction, an adjustment to goodwill and a loss on disposal.
Disclosures required by US GAAP
Dependence on limited sources of supply
Nokia’s manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components and sub-assemblies on a timely basis. In mobile devices, our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in Nokia’s products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. Software includes various third-party software that enables various new features and applications to be added, like third-party e-mail, into our products. In networks business, components and sub-assemblies sourced

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
and manufactured by third-party suppliers include Nokia-specific integrated circuits and radio frequency components; servers; sub-assemblies such as printed wire board assemblies, filters, combiners and power units; and cabinets. Moreover, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ product quality, safety, security and other standards, and consequently some of our products may be unacceptable to us and our customers, or may fail to meet our own quality controls. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect the Group’s ability to deliver products on a timely basis. Moreover, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties. Any of these events could delay our successful delivery of products and solutions that meet our and our customers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and our results of operations.
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
Assets on an IFRS basis as reported under FAS 131 as at December 31, 2006 for Mobile Phones, Multimedia, Enterprise Solutions and Networks were EUR 2 947 million (EUR 2 525 million in 2005), EUR 958 million (EUR 920 million in 2005), EUR 516 million (EUR 133 million in 2005) and EUR 3 746 million (EUR 3 437 million in 2005), respectively. Liabilities on an IFRS basis as reported under FAS 131 as at December 31, 2006 for Mobile Phones, Multimedia, Enterprise Solutions and Networks were EUR 2 635 million (EUR 2 631 million in 2005), EUR 992 million (EUR 985 million in 2005), EUR 292 million (EUR 239 million in 2005) and EUR 1 703 million (EUR 1 607 million in 2005), respectively. Assets and liabilities included in Common Group Functions as at December 31, 2006 were EUR 3 774 million (EUR 3 488 million in 2005) and EUR 3 577 million (EUR 2 987 million in 2005), respectively.

Long lived assets by location of assets (1):	2006	2005

	EURm	EURm
Finland	755	745
China	219	174
USA	117	126
India	77	31
Great Britain	107	107
Germany	103	110
Other	224	292

Group	1 602	1 585

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)

Capital additions to long lived assets (1):	2006	2005

	EURm	EURm
Mobile Phones	19	23
Multimedia	10	10
Enterprise Solutions	5	7
Networks	116	94
Common Group Functions	413	414

Group	563	548

(1)	Long-lived assets include property, plant and equipment.
Compensation expense
The following table illustrates the effect on net income and earnings per share under US GAAP if the Group had applied the fair value recognition provisions of FAS 123R to options granted under the company’s stock option plans in 2004. For purposes of this pro forma disclosure, the value of the options is estimated using a Black Scholes option-pricing formula and amortized to expense over the options’ vesting periods:

2004

Net income under US GAAP (EURm)
As reported	3 343
Add: Share-based employee compensation expense included in reported net income under US GAAP, net of tax	1
Deduct: Total share-based employee compensation expense determined under fair value method for all awards, net of tax	(116)

Net income under US GAAP (EURm)
Pro forma	3 228

Basic and diluted earnings per share (EUR)
As reported	0.73
Pro forma	0.70

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
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

	2006	2005

	EURm	EURm
Current assets:
Intercompany profit in inventory	34	49
Warranty provision	68	74
Other provisions	96	28
Tax losses carried forward	—	6
Other temporary differences	115	191

	313	348

Non-current assets:
Tax losses carried forward	48	26
Warranty provision	66	77
Other provisions	157	252
Depreciation differences and untaxed reserves	104	85
Fair value gains/losses	—	43
Other temporary differences	128	40

	503	523

Deferred tax assets	816	871
Less: valuation allowance	(7)	(25)

Total deferred tax assets	809	846

Current deferred tax liabilities	(27)	(26)

Non-current deferred tax liabilities:
Depreciation differences and untaxed reserves	(14)	(13)
Fair value gains/losses	(16)	—
Undistributed earnings	(65)	(68)
Other temporary differences	(83)	(44)

	(178)	(125)

Total deferred tax liabilities	(205)	(151)

Net deferred tax asset	604	695

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
Pension expense
For its single-employer defined benefit pension schemes, net periodic pension cost included in the Group’s US GAAP net income for the years ended December 31, 2006, 2005 and 2004, includes the following components:

	2006	2005	2004

	EURm	EURm	EURm
Service cost — benefits earned during the year(1)	101	69	62
Interest on projected benefit obligation	66	58	56
Expected return on assets	(62)	(64)	(56)
Amortization of prior service cost	5	3	2
Recognized net actuarial (gain) loss	4	5	(5)
Amortization of transition asset	1	1	1
Transfer from central pool	—	(24)	—
Curtailment	(5)	—	—

Net periodic pension cost	110	48	60

(1)	Excludes premiums associated with pooled benefits.
The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that are recognized in the Group’s consolidated balance sheet in accordance with US GAAP at December 31:

	2006		2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

	EURm		EURm
Projected benefit obligation at beginning of year	(890)	(495)	(727)	(398)
Foreign currency exchange rate changes	—	(3)	—	(3)
Service cost	(63)	(38)	(48)	(21)
Interest on projected benefit obligation	(40)	(26)	(36)	(22)
Plan participants’ contributions	—	(7)	—	(6)
Actuarial gain (loss)	(51)	14	(91)	(52)
Curtailment	2	—	3	—
Benefits paid	11	9	9	7

Projected benefit obligation at end of year	(1 031)	(546)	(890)	(495)

Plan assets at fair value at beginning of year	904	373	768	303
Foreign currency exchange rate changes	—	3	—	4
Actual return on plan assets	33	18	102	40
Employer contribution	59	32	19	27
Plan participants’ contributions	—	7	—	6
Transfer from central pool	—	—	24	—
Benefits paid	(11)	(9)	(9)	(7)

Plan assets at fair value at end of year	985	424	904	373

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)

	2006		2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

	EURm		EURm
Excess (deficit) of plan assets over projected benefit obligation	(46)	(122)	14	(122)
Unrecognized transition asset	1	—	1	—
Unrecognized net actuarial loss	146	51	84	66
Unamortized prior service cost	25	—	30	—

	126	(71)	129	(56)
Additional minimum liability	—	(1)	—	(13)

Net amount recognized before adoption of FAS 158	126	(72)	129	(69)

Adoption of SFAS 158	(172)	(50)

Net amount recognized after adoption of FAS 158	(46)	(122)

The following table presents the amounts in accumulated other comprehensive income that have not been recognized as components of net periodic pension cost as of December 31, 2006:

2006

EURm
Unrecognized transition asset	1
Unrecognized net actuarial loss	197
Unamortized prior service cost	25

Unrecognised amounts in accumulated other comprehensive income	223

In 2007, the Group expects to recognise amortization of transition asset of EUR 1 million, actuarial losses of EUR 6 million and amortization of prior service cost of EUR 2 million.
The following table presents the reconciliation of prepaid benefit cost to the net pension asset (liability) recognized prior to the adoption of FAS 158 as of December 31, 2006.

	2006		2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

	EURm		EURm
Prepaid benefit cost	131	58	129	60
Accrued benefit liability	(5)	(130)	—	(129)
Accumulated other comprehensive income		1	—	13

Net amount recognized	126	(71)	129	(56)

For plans where the benefit obligation is in excess of the plan assets, the aggregate benefit obligation is EUR 1 277 million (EUR 251 million in 2005) and the aggregate fair value of plan assets is EUR 1 099 million (EUR 104 million in 2005). For plans where the accumulated benefit obligation is in excess of the plan assets, the aggregate pension accumulated benefit obligation is EUR 239 million (EUR 233 million in 2005) and the aggregate fair value of plan assets is EUR 114 million (EUR 104 million in 2005).

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
The Accumulated Benefit Obligation at December 31, 2006 for the domestic plans was EUR 901 million (EUR 776 million in 2005) and for the foreign plans EUR 492 million (EUR 443 million in 2005).
The measurement date used to measure the fair value of plan assets and the projected benefit obligation is December 31. Weighted average assumptions used in calculation of pension obligations are as follows:

	2006		2005

	Domestic	Foreign	Domestic	Foreign

	%	%	%	%
Discount rate for determining present values	4.60	4.78	4.20	4.55
Expected long term rate of return on plan assets	4.60	5.50	4.44	5.49
Annual rate of increase in future compensation levels	3.50	3.59	3.50	3.91
Pension increases	2.00	2.69	2.00	2.55
The Group also contributes to multiemployer plans, insured plans and defined contribution plans. Such contributions were approximately EUR 198 million, EUR 206 million and EUR 192 million in 2006, 2005 and 2004, respectively, including premiums associated with pooled benefits.
Weighted average assumptions used in calculation of the Domestic and Foreign plans’ net periodic benefit cost for years ending December 31, are as follows:

	2006		2005

	Domestic	Foreign	Domestic	Foreign

	%	%	%	%
Discount rate for determining present values	4.20	4.55	4.75	5.00
Expected long term rate of return on plan assets	4.44	5.49	5.00	5.31
Annual rate of increase in future compensation levels	3.50	3.91	3.50	3.82
Pension increases	2.00	2.55	2.00	2.38
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
Estimated future benefits payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Domestic	Foreign
	Pension	Pension
	Benefits	Benefits

	EURm	EURm
2007	12	9
2008	16	9
2009	20	10
2010	23	10
2011	26	11
2012-2016	174	64

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
Reclassification of foreign currency translation
While foreign currency translation differences are the same in aggregate, certain classification differences exist between IFRS and US GAAP. Net foreign exchange gains/(losses) of EUR (202) million, EUR (161) million and EUR (54) million are included in the determination of net income under US GAAP of which EUR (414) million, EUR 418 million and EUR (345) million are included in cost of sales for the year ended December 31, 2006, 2005 and 2004, respectively. EUR 243 million, EUR (568) million and EUR 283 million of the net foreign exchange gains/(losses) are included in the determination of net sales in 2006, 2005 and 2004, respectively.
Reclassification to financial income and expense
Under IFRS, certain net gains of EUR 137 million in 2004 have been classified as other operating income in 2004. This gain resulted from instruments held for operating purposes that were considered to be non-hedging derivatives under US GAAP and are classified as financial income and expense.
Included within the EUR 137 million net gain recognized in 2004 is EUR 160 million, representing the premium return under a multi-line, multi-year insurance program, see Note 7. Under US GAAP, this gain represents the settlement of a call option on the counter party’s interest in an unconsolidated reinsurance subsidiary.
Bank and cash
Under US GAAP, bank overdrafts of EUR 112 million and EUR 46 million in 2006 and 2005, respectively, for which there is a legal right of offset are excluded from short-term borrowings and included within bank and cash, which has been reflected in total US GAAP assets of EUR 22 835 million and EUR 22 725 million, respectively.
Treasury stock retirement
Under IFRS, the accounting treatment for treasury stock retirement involves an increase in the share premium account corresponding to the reduction in share capital for the nominal value of treasury stock retired. Treasury stock is reduced by the acquisition cost of retired treasury stock with a corresponding reduction in retained earnings.
Under US GAAP, the accounting treatment for treasury stock retirement does not affect the share premium account. Instead, the reduction in retained earnings is offset in part by the reduction in share capital for the nominal value of treasury stock retired. The impact of this difference is a reduction in the share premium account amounting to EUR 20 million and EUR 14 million in 2006 and 2005, respectively.
Minority interests
IFRS requires the presentation of minority interests within equity on the face of the balance sheet. Under US GAAP, minority interests is presented as a separate item on the face of the balance sheet outside of equity.
Indemnification agreements
The Group enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Group indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Group’s

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
business partners or customers, in connection with any patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Group’s products. The term of these indemnification agreements is generally perpetual following execution of the agreement. The maximum potential amount of future payments the Group could be required to make under these indemnification agreements is unlimited; however, the Group has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements and accordingly, no amounts have been accrued in respect of the indemnification provisions as of December 31, 2006. In addition, the Group has entered into customary Directors’ and Officers’ liability insurance policy, and, to a limited extent, indemnification agreements covering its directors and officers.
Adoption of pronouncements under US GAAP
In November 2005, the FASB issued Staff Position No. (FSP) 115-1 The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the Group’s financial condition or results or operations.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements. SAB 108 puts forward a single quantification framework, the dual approach, to be used by all public companies in the quantification of identified misstatements. The dual approach requires consideration of the impact of misstatements on both the income statement (“the rollover method”) and the balance sheet (“the iron-curtain method”). The impact resulting from the adoption of SAB 108 is detailed in change in method of quantifying misstatements section.
In September 2006, the FASB issued FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R). FAS 158 requires balance sheet recognition of the funded status of single-employer defined benefit pension schemes. The funded status is measured as the difference between the plan assets at fair value and the projected benefit obligation. Actuarial gains and losses, prior service costs and credits, and transition obligations that have not been recognized as of the end of the fiscal year are recognized along with amounts required to recognize the additional minimum liability, net of tax, as components of accumulated other comprehensive income. Other comprehensive income is then adjusted as these amounts are subsequently recognized as components of net periodic pension cost. FAS 158 also requires the employer to align the measurement date for plan assets and benefit obligations with the employer’s fiscal year-end. The impact resulting from the adoption of FAS 158 is detailed in pensions section.
New accounting pronouncements under US GAAP
In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an Interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Group plans to adopt FIN 48 for annual periods beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

38.	Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles (Continued)
In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 provides guidance on the measurement of fair value in US GAAP and expands fair value measurement disclosures. FAS 157 is applicable whenever other accounting pronouncements require or permit fair value measurements and does not expand the use of fair value in any new circumstances. The Group will apply this standard for annual periods beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FAS 157 will have on its consolidated financial statements.
In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (FAS 159). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The Group will apply this standard for annual periods beginning January 1, 2008. The Group is currently evaluating the potential impact that the adoption of FAS 159 will have on its consolidated financial statements.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOKIA CORPORATION

By:	/s/ Anja Korhonen

Name: Anja Korhonen
Title: Senior Vice President, Corporate Controller

By:	/s/ Kaarina Stahlberg

Name: Kaarina Stahlberg
Title: Vice President, Assistant General Counsel

March 12, 2007