Form 20-F
period 2007-12-31
NOKIA CORP
filed 2008-03-20
CIK 924613

As filed with the Securities and Exchange Commission on March 20, 2008.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 1-13202

Nokia Corporation
(Exact name of Registrant as specified in its charter)

Republic of Finland
(Jurisdiction of incorporation)

Keilalahdentie 4, P.O. Box 226, FI-00045 NOKIA GROUP, Espoo, Finland
(Address of principal executive offices)

Kaarina Ståhlberg, Vice President, Assistant General Counsel
Telephone: +358 (0) 7 1800-8000, Facsimile: +358 (0) 7 1803-8503
Keilalahdentie 4, P.O. Box 226, FI-00045 NOKIA GROUP, Espoo, Finland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“the Exchange Act”):

Name of each exchange
Title of each class	on which registered

American Depositary Shares Shares	New York Stock Exchange New York Stock Exchange(1)

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares: 3 982 811 957

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒
Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis, except where we make clear that the term means Nokia Corporation or a particular subsidiary or business group only, and except that references to “our shares,” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this annual report on Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, or EMU, and references to “dollars,” “US dollars,” “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this annual report contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.4603 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Our principal executive office is currently located at Keilalahdentie 4, P.O. Box 226, FI-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.

Nokia Corporation furnishes Citibank, N.A., as Depositary, with consolidated financial statements and a related audit opinion of our independent auditors annually. These financial statements are prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union (“IFRS”). In accordance with the rules and regulations of the US Securities and Exchange Commission, we no longer provide a reconciliation of net income and shareholders’ equity in our consolidated financial statements to accounting principles generally accepted in the United States, or US GAAP. We also furnish the Depositary with quarterly reports containing unaudited financial information prepared on the basis of IFRS, as well as all notices of shareholders’ meetings and other reports and communications that are made available generally to our shareholders. The Depositary makes these notices, reports and communications available for inspection by record holders of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs (one ADS represents one share), and distributes to all record holders of ADRs notices of shareholders’ meetings received by the Depositary.

In addition to the materials delivered to holders of ADRs by the Depositary, holders can access our consolidated financial statements, and other information previously included in our printed annual reports and proxy materials, at www.nokia.com. This annual report on Form 20-F is also available at www.nokia.com as well as on Citibank’s website at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search). Holders may also request a hard copy of this annual report by calling the toll-free number 1-877-NOKIA-ADR (1-877-665-4223), or by directing a written request to Citibank, N.A., Shareholder Services, PO Box 43124, Providence, RI 02940-5140, or by calling Nokia Investor Relations US Main Office at 1-914-368-0555. With each annual distribution of our proxy materials, we offer our record holders of ADRs the option of receiving all of these documents electronically in the future.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:

•	the timing of product, services and solution deliveries;

•	our ability to develop, implement and commercialize new products, services, solutions and technologies;

•	expectations regarding market growth, developments and structural changes;

•	expectations regarding our mobile device volume growth, market share, prices and margins;

•	expectations and targets for our results of operations;

•	the outcome of pending and threatened litigation;

•	expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and

•	statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:

1.	competitiveness of our product, service and solutions portfolio;

2.	the extent of the growth of the mobile communications industry and general economic conditions globally;

3.	the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments;

4.	our ability to successfully manage costs;

5.	the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape;

6.	the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use;

7.	timely and successful commercialization of complex technologies as new advanced products, services and solutions;

8.	our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings;

9.	our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies;

10.	Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities;

11.	whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities;

12.	any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks;

13.	occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions;

14.	our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions;

15.	inventory management risks resulting from shifts in market demand;

16.	our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices;

17.	any disruption to information technology systems and networks that our operations rely on;

18.	developments under large, multi-year contracts or in relation to major customers;

19.	economic or political turmoil in emerging market countries where we do business;

20.	our success in collaboration arrangements relating to development of technologies or new products, services and solutions;

21.	the success, financial condition and performance of our collaboration partners, suppliers and customers;

22.	exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies;

23.	the management of our customer financing exposure;

24.	allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit;

25.	unfavorable outcome of litigations;

26.	our ability to recruit, retain and develop appropriately skilled employees;

27.	the impact of changes in government policies, laws or regulations; and

28.	our ability to effectively and smoothly implement our new organizational structure;

as well as the risk factors specified in this annual report under “Item 3.D Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The financial data set forth below at December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007 have been derived from our audited consolidated financial statements included in Item 18 of this annual report. Financial data at December 31, 2003, 2004, and 2005 and for each of the years in the two-year period ended December 31, 2004 have been derived from our previously published audited consolidated financial statements not included in this document.

The financial data at December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	Year ended December 31,
	2003	2004	2005	2006	2007(1)	2007(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)

Profit and Loss Account Data
Net sales	29 533	29 371	34 191	41 121	51 058	74 560
Operating profit	4 960	4 326	4 639	5 488	7 985	11 660
Profit before tax	5 294	4 705	4 971	5 723	8 268	12 074
Profit attributable to equity holders of the parent	3 543	3 192	3 616	4 306	7 205	10 521
Earnings per share (for profit attributable to equity holders of the parent)
Basic earnings per share	0.74	0.69	0.83	1.06	1.85	2.70
Diluted earnings per share	0.74	0.69	0.83	1.05	1.83	2.67
Cash dividends per share(2)	0.30	0.33	0.37	0.43	0.53	0.77
Average number of shares (millions of shares)
Basic	4 761	4 593	4 366	4 063	3 885	3 885
Diluted	4 761	4 600	4 371	4 087	3 932	3 932

	Year ended December 31,
	2003	2004	2005	2006	2007(1)	2007(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)

Balance Sheet Data
Fixed assets and other non-current assets	3 991	3 315	3 501	4 031	8 305	12 128
Cash and other liquid assets(3)	11 296	11 542	9 910	8 537	11 753	17 163
Other current assets	8 787	7 966	9 041	10 049	17 541	25 615
Total assets	24 074	22 823	22 452	22 617	37 599	54 906
Capital and reserves attributable to equity holders of the parent	15 302	14 385	12 309	11 968	14 773	21 573
Minority interests	164	168	205	92	2 565	3 746
Long-term interest-bearing liabilities	20	19	21	69	203	296
Other long-term liabilities	308	275	247	327	1 082	1 580
Borrowings due within one year	471	215	377	247	1 071	1 564
Other current liabilities	7 809	7 761	9 293	9 914	17 905	26 147
Total shareholders’ equity and liabilities	24 074	22 823	22 452	22 617	37 599	54 906
Net interest-bearing debt(4)	(10 805)	(11 308)	(9 512)	(8 221)	(10 479)	(15 302)
Share capital	288	280	266	246	246	359

(1)	As from April 1, 2007, our consolidated financial data includes that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, our consolidated financial data for the year ended December 31, 2007 is not directly comparable to our consolidated financial data for the prior years. Our consolidated financial data for the years prior to the year ended December 31, 2007 included our former Networks business group only.

(2)	The cash dividend for 2007 is what the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 8, 2008.

(3)	Cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, and (3) available-for-sale investments, liquid assets.

(4)	Net interest-bearing debt consists of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.

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

Under the Finnish Companies Act, we may distribute retained earnings on our shares only upon a shareholders’ resolution and subject to limited exceptions, in the amount proposed by our Board of Directors. The amount of any distribution is limited to the amount of distributable earnings of the parent company pursuant to the last annual accounts approved by our shareholders, taking into account the material changes in the financial situation of the company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the company. Subject to exceptions relating to the right of minority shareholders to request for a certain minimum distribution, the distribution may not exceed the amount proposed by the Board of Directors.

Share Buy-backs

Under the Finnish Companies Act, Nokia Corporation may repurchase its own shares pursuant to either a shareholders’ resolution or an authorization to the Board of Directors approved by the company’s shareholders. The authorization may amount to a maximum of 10% of all the shares of the company (up to 5% until 2005) and its maximum duration is 18 months (up to 12 months until 2006). Our Board of Directors has been regularly authorized by our shareholders at the Annual General Meetings to repurchase Nokia’s own shares since 2001, and during the past three years the authorization covered 443.2 million shares in 2005, 405 million shares in 2006 and 380 million shares in 2007. The amount authorized each year has been at or slightly under the maximum limit provided by the Finnish Companies Act.

On January 24, 2008, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 8, 2008 a new authorization to repurchase a maximum of 370 million shares. The maximum amount corresponds to less than 10% of Nokia’s share capital and total voting rights. The authorization would be effective until June 30, 2009.

The table below sets forth actual share buy-backs by the Group in respect of each fiscal year indicated.

EUR millions
	Number of shares	(in total)

2003	95 338 500	1 363
2004	214 119 700	2 661
2005	315 010 000	4 265
2006	212 340 000	3 412
2007	180 590 000	3 884

For more information about share buy-backs during 2007, see “Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Dividends

On January 24, 2008, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 8, 2008 a dividend of EUR 0.53 per share in respect of 2007.

The table below sets forth the amounts of total cash dividends per share and per ADS paid in respect of each fiscal year indicated. For the purposes of showing the US dollar amounts per ADS for 2003 through 2007, the dividend per share amounts have been translated into US dollars at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on the respective dividend payment dates.

					EUR millions
	EUR per share		USD per ADS		(in total)

2003	0.30		0.36		1 439
2004	0.33		0.43		1 539
2005	0.37		0.46		1 641
2006	0.43		0.58		1 761
2007	0.53	(1)	—	(2)	2 111	(1)

(1)	To be proposed by the Board of Directors for shareholders’ approval at the Annual General Meeting convening on May 8, 2008.

(2)	The final US dollar amount will be determined on the basis of the decision of the Annual General Meeting and the dividend payment date.

We make our cash dividend payments in euro. As a result, exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion of these dividends. Moreover, fluctuations in the exchange rates between the euro and the US dollar will affect the dollar equivalent of the euro price of the shares on the Helsinki Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the United States. See also “Item 3.D Risk Factors—Our sales, costs and results of operations are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies.”

Exchange Rate Data

The following table sets forth information concerning the noon buying rate for the years 2003 through 2007 and for each of the months in the six-month period ended February 29, 2008, expressed in US dollars per euro. The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
	Rate at	Average	Highest	Lowest
For the year ended December 31:	period end	rate	rate	rate
	(USD per EUR)

2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904

For the month ended:

September 30, 2007	1.4219	1.3924	1.4219	1.3606
October 31, 2007	1.4468	1.4237	1.4468	1.4092
November 30, 2007	1.4688	1.4675	1.4862	1.4435
December 31, 2007	1.4603	1.4559	1.4759	1.4344
January 31, 2008	1.4841	1.4728	1.4877	1.4574
February 29, 2008	1.5187	1.4759	1.5187	1.4495

On February 29, 2008, the noon buying rate was USD 1.5187 per EUR 1.00.

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

Set forth below is a description of factors that may adversely affect our business, sales, results of operations, financial condition and share price from time to time.

We need to have a competitive portfolio of products, services and solutions that are preferred by our current and potential customers to those of our competitors. If we fail to achieve or maintain a competitive portfolio, our business, market share and results of operations may be materially adversely affected.

We serve a diverse range of mobile device and network infrastructure customers across a variety of markets with different characteristics, dynamics and stages of development. In order to meet our customers’ needs, we need to have a competitive portfolio with products, services and solutions that are preferred to those of our competitors. For our devices business, including services, a competitive portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive aesthetics, design and combination of value-adding functionalities and services for all major consumer segments and price points designed, as appropriate, for the local requirements of different markets and supported by the Nokia brand, quality and competitive cost structure. In Nokia Siemens Networks’ business, a competitive portfolio means a high-quality offering of products, services and solutions designed to meet the requirements of our customers and local markets, supported by a competitive cost structure and cost-effectiveness to our customers. If we fail to achieve or maintain a competitive portfolio and balance successfully the global portfolio with the local requirements of our customers in the different markets in a cost-effective manner, our business, market share, and results of operations may be materially adversely affected.

In order to have a competitive portfolio of products, services and solutions and to establish and maintain good relationships with our customers, we need to identify and understand the key market trends and user segments and address our customers’ needs in the different markets proactively and on a timely basis. To achieve that, we must constantly obtain and evaluate a complex array of feedback and other data in an efficient manner. In addition, the competitiveness of our portfolio depends on our ability to introduce on a continuing and timely basis ahead of our competitors new innovative and appealing products, services, solutions and related business models and designed to create new or address yet unidentified needs among our current and potential customers. If we fail to analyze correctly or respond timely and appropriately to key market trends, customer feedback and other data or to introduce new innovative and commercially appealing products, services and solutions and to adapt our business accordingly, our ability to retain our current customers and attract new customers may be impaired and our market share, business and results of operations may be materially adversely affected.

Certain mobile network operators require mobile devices to be customized to their specifications with certain preferred features, functionalities or design and co-branding with the mobile network operator’s brand. Currently, this is particularly the case in North America and in certain individual markets in the Asia-Pacific region where sales to mobile network operators represent the major percentage of our sales. As a result, we produce mobile devices for certain operators in smaller lot sizes, which may impact our economies of scale, profitability and after-sales service capabilities. In addition, customization could possibly erode the Nokia brand.

The competitiveness of our product, services and solutions portfolio is also influenced by our capability to communicate about our mobile devices, including services, effectively through consistent and focused marketing messages to the target audience, and the value of the Nokia brand. A number of factors, including actual or even alleged quality issues or defects in our products, services and solutions, may have a negative effect on our reputation and erode the value of the Nokia brand. Any impairment of our reputation or erosion of the value of the Nokia brand could have a material adverse effect on our capacity to retain our current customers and attract new customers and on our business, market share, and results of operations.

Our sales and profitability depend materially on the continued growth of the mobile communications industry in terms of the number of new mobile subscribers, number of existing subscribers who upgrade and/or replace their devices, and increased usage and demand for value-added services as well as on general economic conditions globally and regionally. If the mobile communications industry does not grow as we expect or general economic conditions deteriorate, our business and results of operations may be materially adversely affected.

Our sales and profitability depend materially on the continued growth of the mobile communications industry in terms of the number of new mobile subscribers and increased usage and, to an increasing degree, the number of existing subscribers who upgrade or simply replace their existing mobile devices. Our sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature those services. These developments in our industry are both within and outside of our control. In certain low penetration markets, in order to support a continued increase in mobile subscribers, we are dependent both on our own and mobile network operators’ and distributors’ ability to increase the sales volumes of lower cost mobile devices and on mobile network operators to offer affordable tariffs and to offer tailored mobile network solutions designed for a low total cost of ownership. In highly penetrated markets, we are dependent both on our own and mobile network operators’ ability to successfully introduce services that drive the upgrade and replacement of devices, as well as ownership of multiple devices. Nokia Siemens Networks is dependent on the growth of the investments made by mobile network operators and service providers.

If we and the mobile network operators and distributors are not successful in our attempts to increase subscriber numbers, stimulate increased usage or drive upgrade and replacement sales of mobile devices and develop and increase demand for value-added services, or if investments by mobile network operators and service providers in the related infrastructure grow at a slower pace than anticipated, our business and results of operations could be materially adversely affected.

As we are a global company and have sales in most countries of the world, our sales and profitability are also somewhat dependent on general economic conditions globally and regionally. Historically, we have not seen a strong correlation between sales of mobile devices and changes in macroeconomic activity as measured by gross domestic product. While mobile devices are increasingly considered essential value-adding personal items, rather than luxury items, deteriorating general economic conditions and their possible impact on the financial position of our current and potential customers could have a material adverse effect on our business.

The mobile communications industry continues to undergo significant changes and new market segments within our industry have been introduced and are still being introduced. Our sales and profitability are significantly affected by the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments. If the new market segments we target and invest in grow less or are less profitable than expected, or if new faster growing market segments emerge in which we have not invested, our business, results of operations and financial condition may be materially adversely affected.

The mobile communications industry continues to undergo significant changes. Traditional mobile voice communications, the Internet, information technology, media, entertainment, music, and consumer electronics industries are converging in some areas into one broader industry. As a result, new market segments within the mobile communications industry have been introduced and are still being introduced by both traditional and new industry participants leading to the creation of new mobile devices, services and ways to use those devices. Companies that seek to enter new market segments may also need to revise their business models in order to compete effectively. As well, while participants in the mobile communications industry once provided complete products and solutions, industry players are increasingly providing specific hardware and software layers and various services for products and solutions.

In our devices business, we have made significant investments during the past several years in certain of these devices market segments, such as smartphones, multimedia computers, enterprise applications, navigation, music, video, TV, imaging, games and solutions and software for business mobility. With the increasing availability of high speed wireless Internet access and progressively more of our devices featuring advance multimedia-type capabilities, we see new business opportunities to increase our offering of consumer Internet services and to deliver these services in an easily accessible manner through our devices, and we expect to make further investments in this market segment. We also expect to continue our investments in enterprise solutions and software. In our network infrastructure business, we expect to continue making investments in enterprise mobility infrastructure as well as managed services, systems integration and consulting businesses.

We have made, and may also make in the future, a significant portion of these investments through strategic acquisitions. We may, however, fail to successfully complete or integrate the acquired businesses; the acquired businesses may carry higher valuations than Nokia, which may have a dilutive effect on our profits; the future valuations of acquired businesses may decrease from the purchase price we have paid and result in impairment charges related to goodwill or other acquired assets; and as a result of all or a portion of a purchase price being paid in cash, the acquisitions may have a potential adverse effect on our cash position.

New market segments in the mobile communications industry are in different stages of development. Accordingly, it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on, or we may fail to timely identify new market segments emerging in the mobile communications industry. If the new market segments which we target and invest in grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry which we choose not to focus on or fail to timely identify. Moreover, the market segments that we target may be less profitable than we currently foresee. We may also incur short-term operating losses in certain of these new market segments if we are not able to generate sufficient net sales to cover the early stage investments required to pursue these new business opportunities.

Our past performance in our established market segments does not guarantee our success in these new market segments, particularly where significant changes to the way we do business are required to enter or effectively compete in these segments. We may have less experience and technological skills in the new market segments, such as consumer Internet services, compared with our established market segments, or we may fail to reach adequate scale in these new segments, and some of our competitors in these new segments may have more scale and experience and a stronger market presence. Further, our success in the consumer Internet services segment also depends on the acceptance by the market, including our mobile network operator customers, of our expanding consumer Internet services and on the network operators’ strategies regarding their own offering of consumer Internet services. Any of these events could materially adversely affect our results of operations, financial condition and share price.

Our business and results of operations, particularly our profitability, may be materially adversely affected if we are not able to successfully manage costs related to our products, services, solutions and operations.

The products, services and solutions we offer are subject to natural price erosion over their life cycle. In addition, the average selling price of our devices has declined during recent years and it may continue to decline in the future. The factors impacting our average selling price include the extent to which our product mix is weighted towards lower-priced products and our regional mix is weighted towards emerging markets where lower-priced products predominate. Further, there is continuing demand for mobile devices with new or enhanced functionalities and services while the prices of those products must remain competitive.

In order to be profitable, we need to be able to lower our costs at the same rate or faster than the price erosion and declining average selling price of our devices. We also need to introduce cost-efficient devices with new or enhanced functionalities and services with higher prices in a timely manner and proactively manage the costs related to our products, services and solutions, manufacturing, logistics and other operations and related licensing. If we are unable to do this, this will have a material adverse effect on our business and results of operations, particularly our profitability. We believe that our market share results in economies of scale and, therefore, in a cost advantage for our devices when compared to our competitors. If we fail to maintain or increase our market share and scale compared to our competitors as well as leverage our scale to the fullest extent, our cost advantage may be eroded, which could materially adversely affect our competitive position, business and our results of operations, particularly our profitability.

Competition in our industry is intense. Our failure to maintain or improve our market position or respond successfully to changes in the competitive landscape may have a material adverse effect on our business and results of operations.

The markets for our products, services and solutions are intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product, service and solutions portfolio, design, price, operational and manufacturing efficiency, technical performance, distribution, quality, customer support and brand. The competition continues to be intense from both our traditional competitors in the mobile and fixed communications industry as well as a number of new competitors. Some of our competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development expenditures than Nokia. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. Due to the intensity of the competition overall, the competitive landscape in our industry or in specific industry segments can change very rapidly.

As a result of developments in our industry, including convergence of mobile device technology with the Internet, we also face new competition from companies in related industries, such as Internet-based products and services, consumer electronics manufacturers, network operators and business device and solution providers, some of which have more scale and experience and a stronger market presence in certain segments such as Internet services. In addition, new companies, primarily consumer electronics manufacturers, are entering the mobile device business. The competitive environment, including the competitive means, of these new converged market segments differ from the more established segments within our industry. Some of the new market segments that we target are still in early stages of development and it may be difficult to predict the main competitors and competitive environment in these market segments. Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within products, services and solutions, we also face competition at the level of these layers rather than solely at the level of complete products, services and solutions. In some of these layers, we may have more limited experience and scale than our competitors. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.

Consolidation among the industry participants, including further concentration of the market on fewer industry participants, could potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas. Moreover, the increased concentration among the mobile network operators, particularly in North America where sales of mobile devices to operators represent the major percentage of our sales, is resulting in fewer customers whose purchase preferences may differ from our current product portfolio. In addition to mergers, the consolidation among the industry participants may take place in form of various types of joint ventures, partnerships and other cooperation targeted to obtain potential economies of scale, such as increased bargaining power and price visibility. These developments could have a material adverse effect on our business and results of operations.

See “Item 4.B Business Overview—Mobile Devices—Competition—Devices” and “—Nokia Siemens Networks—Competition” for a more detailed discussion of competition in our industry.

We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop or otherwise acquire these complex technologies as required by the market, with full rights needed to use in our business, or to protect them, or to successfully commercialize such technologies as new advanced products, services and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business and results of operations.

In order to succeed in our markets, we believe that we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile devices, services and software and networks infrastructure products involve time, substantial costs and risks, both within and outside of our control. We must also be able to convert these complex technologies into affordable and usable products, services and solutions. This is true regardless of whether we develop these technologies internally, acquire or invest in other companies with these technologies or collaborate with third parties on the development of these technologies. In addition, we seek to protect our technology investments with intellectual property rights. When doing this, our business is influenced by the regulatory and legal environments’ approach to intellectual property rights, including the scope and degree of patent and copyright protection as well as copyright levies which vary country by country.

The technologies, functionalities, features and services on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors, including the availability of more attractive alternatives and a lack of sufficient compatibility with other existing technologies, products, services and solutions or regulators’ decisions. Additionally, even if we do select the technologies, functionalities, features and services that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time. We may also face difficulties accessing the technologies preferred by our current and potential customers, or at prices acceptable to them.

Our products, services and solutions include increasingly complex technology involving numerous new Nokia and Nokia Siemens Networks patented, standardized, or proprietary technologies, as well as some developed or licensed to us by third parties. There can be no assurance that the technologies, with full rights needed to be used in our business, will be available or available on commercially acceptable terms, on a timely basis.

Furthermore, as a result of ongoing technological developments, our products, services and solutions are increasingly used together with hardware, software or service components that have been developed by third parties, whether or not we have authorized their use with our products, services and solutions. However, such components, such as batteries or software applications, may not be compatible with our products, services and solutions and may not meet our and our customers’ quality, safety, security or other standards. As well, certain components or layers that may be used with our products may enable our products, services and solutions to be used for objectionable purposes, such as to transfer content that might be illegal, hateful or derogatory. The use of our products, services and solutions with incompatible or otherwise substandard hardware, software or software components, or for purposes that are inappropriate, is largely outside of our control and could harm the Nokia brand.

Our products, services and solutions include increasingly complex technologies, some of which have been developed by us or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products, services and solution offerings, and/or costly and time-consuming litigation, which could have a material adverse effect on our business and results of operations.

Our products, services and solutions include increasingly complex technologies, some of which have been developed by us or licensed to us by third parties. As the amount of such proprietary technologies and the number of parties claiming intellectual property rights continues to increase, even within individual products, as the range of our products, services and solutions becomes more diversified and we enter new businesses, and as the complexity of the technology increases, the possibility of alleged infringement and related intellectual property claims against us continues to rise. The holders of patents and other intellectual property rights potentially relevant to our products and solutions may be unknown to us, may have different business models, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could impair our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid risks of intellectual property rights infringement created by suppliers of components and various layers in our products, services and solutions or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers’ use of our products, services and solutions.

In many aspects, the business models for mobile services have not yet been established. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive copyright licensing terms may have a material adverse effect on the cost or timing of content related services offered by us, mobile network operators or third-party service providers, and may also indirectly affect the sales of our mobile devices.

Since all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards, for example, the standards related to so-called 3G mobile communication technologies, including 3GPP and 3GPP2, as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. While we believe that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and thus costly and time-consuming litigation over such issues has resulted and may continue to result in the future. While the rules of many standard setting bodies, such as the European Telecommunication Standardization Institute, or ETSI, often apply on a global basis, the enforcement of those rules may involve national courts, which means that there may be a risk of different interpretation of those rules.

From time to time, some existing patent licenses may expire or otherwise become subject to renegotiation. The inability to renew or finalize such arrangements with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products, services or solutions, and could result in payments that potentially could have a material adverse effect on our operating results. Most notably, we are party to numerous legal proceedings with Qualcomm Incorporated (“Qualcomm” including its affiliates). For more information about these legal proceedings with Qualcomm, see “Item 8.A.7 Litigation—Intellectual property rights litigation.” These legal proceedings may continue to be expensive and time-consuming and divert the efforts of our management and technical personnel from our business, and, if decided against us, could result in restrictions on our ability to sell our products, services and solutions, require us to pay increased licensing fees, substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our business and results of operations.

We recognize accruals and provisions to cover our estimated total direct IPR costs for our products, services and solutions. The total direct IPR cost consists of actual payments to licensors, accrued expenses under existing agreements and provisions for potential liabilities. We believe that our accruals and provisions are appropriate for all technologies licensed from others. The ultimate outcome, however, may differ from the provided level which could have a positive or negative impact on our results of operations and financial position.

Any restrictions on our ability to sell our products, services and solutions due to expected or alleged infringements of third-party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into royalty or licensing agreements. If royalty or licensing agreements were not available or available on commercially acceptable terms, we could be precluded from making and selling the affected products, services and solutions or could face increased licensing costs. As new features are added to our products, services and solutions, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results. See “Item 4.B Business Overview—Mobile Devices—Patents and Licenses” and “—Nokia Siemens Networks—Patents and Licences” for a more detailed discussion of our intellectual property activities.

Our products, services and solutions include numerous new Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our business and results of operations.

Our products, services and solutions include numerous new Nokia and Nokia Siemens Networks patented, standardized and proprietary technologies on which we depend. Despite the steps that we have taken to protect our technology investment with intellectual property rights, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other intellectual property rights will be sufficiently broad to protect our technology. Third parties may infringe our intellectual property relating to our non-licensable proprietary features or by ignoring their obligation to seek a license.

Any patents or other intellectual property rights that are granted to us may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for us. Other companies have commenced and may continue to commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. Also, if any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from using such patent as a basis for product differentiation or from licensing the invalidated or limited portion of our intellectual property rights, or we could lose part or all of the leverage we have in terms of our own intellectual property rights portfolio. Even if such a patent challenge is not successful, it could be expensive and time-consuming, divert attention of our management and technical personnel from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in research and development, which may have a negative effect on our business and results of operations. See “Item 4.B Business Overview—Mobile Devices—Patents and Licenses” and “—Nokia Siemens Networks—Patents and Licences” for a more detailed discussion of our intellectual property activities.

Currently expected benefits and synergies from forming Nokia Siemens Networks may not be achieved to the extent or within the time period that is currently anticipated or the currently expected benefits or synergies may not be sufficient to achieve the objectives for the formation of Nokia Siemens Networks. We may also encounter costs and difficulties related to the integration of Nokia Siemens Networks which could reduce or delay the realization of anticipated net sales, cost savings and operational benefits.

On April 1, 2007, our Networks business group was combined with the carrier-related operations for fixed and mobile networks of Siemens to form Nokia Siemens Networks, jointly owned by Nokia and

Siemens and consolidated by Nokia. See “Item 4.B Business Overview—Nokia Siemens Networks” for a more detailed discussion of Nokia Siemens Networks.

Achieving the expected benefits and synergies of Nokia Siemens Networks will depend, in part, upon whether the operations, personnel and supporting activities can be integrated in an efficient manner. The process of effectively integrating these businesses into one company has required and will continue to require significant managerial and financial resources and may divert management’s attention from other business activities. The failure to successfully integrate Nokia Siemens Networks within the expected time frame could have a material adverse effect on our business, financial condition and results of operations. In addition to all the applicable other risks included in this “Item 3.D Risk Factors”, Nokia Siemens Networks may also expose us to certain additional risks, including difficulties arising from operating a significantly larger and more complex organization. Further, unexpected costs and challenges may arise whenever businesses with different operations, management and culture are combined.

Nokia and Nokia Siemens Networks have announced a cost synergy target for Nokia Siemens Networks of EUR 2 billion in annual cost synergies, substantially all of which are targeted to be achieved by the end of 2008. Nokia and Nokia Siemens Networks have also announced that they estimate the total charges associated with these cost synergies to be slightly above EUR 2 billion. However, for a variety of reasons, Nokia Siemens Networks may not be able to realize the full cost synergy target or the total charges associated with these cost synergies may be greater than estimated. In addition, the synergy targets and estimates of the associated charges are based on conditions at the time of the related announcements and do not necessarily reflect future developments that may result from changes in the industry or Nokia Siemens Networks’ operations. Any failure of Nokia and Nokia Siemens Networks to identify and implement the necessary cost reductions and profitability improvement measures within the expected time frame or the potential that these efforts may not generate the currently expected level of cost synergies going forward, could result in lower than targeted annual cost synergies for Nokia Siemens Networks. Furthermore, as a result of developments in the market for mobile and fixed networks infrastructure and related services, including slower than anticipated industry growth and intensifying competition, the currently expected benefits and synergies may not be sufficient to achieve the objectives for the formation of Nokia Siemens Networks. Any of these events could have a material adverse effect on our financial condition and results of operations.

The Siemens carrier-related operations transferred to Nokia Siemens Networks are the subject of various ongoing criminal and other governmental investigations related to whether certain transactions and payments arranged by some former employees of Siemens’ Com business group were unlawful. As a result of those investigations, government authorities and others have taken and may take further actions against Siemens and/or its employees that may involve and affect the assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer or violations that may have occurred after the transfer, of such assets and employees that could have a material adverse effect on Nokia Siemens Networks and our reputation, business, results of operations and financial condition.

Public prosecutors and other government authorities in jurisdictions around the world, including the US Securities and Exchange Commission (the “SEC”) and the US Department of Justice, are conducting criminal and other investigations with respect to whether certain transactions and payments arranged by some current or former employees of Siemens’ Com business group, covering the carrier-related operations for fixed and mobile networks that have been transferred to Nokia Siemens Networks, were unlawful. Substantial transactions and payments involving Siemens’ former Com business group are under investigation.

In addition to the ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. These governmental authorities may take action against Siemens and/or some of its employees. These actions could include criminal and civil fines, in addition to the EUR 201 million fine already imposed on Siemens by German authorities for irregularities in the Siemens’ former Com business group, as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from engaging in certain types of business, the loss of business licenses or permits, the appointment of a monitor to review future business and ensure compliance or other restrictions. To date, none of the fines imposed on Siemens has applied to Nokia Siemens Networks or Nokia. It is not possible at this time to predict whether these or other government authorities will take further actions and if they do what they might be and the extent to which such actions might apply to or affect Nokia Siemens Networks or Nokia.

The government investigations and Siemens’ own investigation are ongoing. Also, certain aspects of the internal review by Nokia Siemens Networks and Nokia are ongoing. Accordingly, it is not possible to ensure that Siemens employees who may have been involved in the alleged violations of law were not transferred to Nokia Siemens Networks. Nor is it possible to predict the extent to which there may be undetected additional violations of law that may have occurred prior to the transfer that could result in additional actions by government authorities. It is also not possible to predict whether there have been any ongoing violations of law after the formation of Nokia Siemens Networks involving the assets and employees of the Siemens carrier-related operations that could result in additional actions by government authorities. The development of any of these situations could have a material adverse effect on Nokia Siemens Networks and our reputation, business, results of operations and financial condition. In addition, detecting, investigating and resolving such situations have been and may continue to be expensive and consume significant time, attention and resources of Nokia Siemens Networks and our management, which could harm our business and that of Nokia Siemens Networks.

The government investigations may also harm Nokia Siemens Networks’ relationships with existing customers, impair its ability to obtain new customers, business partners and public procurement contracts, affect its ability to pursue strategic projects and transactions or result in the cancellation or renegotiation of existing contracts on terms less favorable than currently exist or affect its reputation. Nokia Siemens Networks has terminated relationships, originated in the Siemens carrier-related operations, with certain business consultants and other third party intermediaries in some countries as their business terms and practices were contrary to Nokia Siemens Networks’ Code of Conduct, thus foregoing business opportunities. It is not possible to predict the extent to which other customer relationships and potential business will be affected by Nokia Siemens Networks legally compliant business terms and practices. Third-party civil litigation may also be instigated against the Siemens carrier-related operations and/or employees transferred to Nokia Siemens Networks.

Siemens has agreed to indemnify Nokia and Nokia Siemens Networks for any government fines or penalties and damages from civil law suits incurred by either, as well as in certain instances for loss of business through terminated or renegotiated contracts, based on violations of law in the Siemens carrier-related operations that occurred prior to the transfer to Nokia Siemens Networks.

We cannot predict with any certainty the final outcome of the ongoing investigations related to this matter, when and the terms upon which such investigations will be resolved, which could be a number of years, or the consequences of the actual or alleged violations of law on the business of Nokia Siemens Networks, including its relationships with customers.

Any actual or even alleged defects or other quality issues in our products, services and solutions could materially adversely affect our sales, results of operations, reputation and the value of the Nokia brand.

Our products are highly complex and defects in their design and manufacture have occurred and may occur in the future. Quality issues are emphasized in our device business due to very high production volumes of many of our devices, as a result of which even a single defect in their design or manufacture may have material adverse effect on our business. In the network infrastructure business, the undisturbed functioning of large mobile and fixed telecommunications networks may depend on the proper functioning of our products.

Defects and other quality issues may result from, among other things, failures in our own product creation and manufacturing processes or failures of our suppliers to comply with our supplier requirements. Prior to the shipment, quality issues may cause delays in shipping products to customers and related additional costs or even cancellation of orders by customers. After shipment, products may fail to meet marketing expectations set for them, may malfunction or may contain security vulnerabilities, and thus cause additional repair, product replacement, recall or warranty costs to us and harm our reputation. Although we endeavor to develop products that meet the appropriate security standards, including privacy protection, for each product segment, we or our products may, due to our market position, be subject to hacking or other unauthorized modifications or illegal activities that may cause potential security risks to our customers or end-users of our products. In case of issues affecting a product’s safety or regulatory compliance or product security, we may be subject to damages due to product liability, or defective products or components may need to be replaced or recalled. Any actual or alleged defects or other quality issues in our products, services and solutions, or even in their unlawful copies, could materially adversely affect our sales, results of operations, reputation and the value of the Nokia brand.

Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products, services and solutions meet our and our customers’ quality, safety, security and other requirements and are delivered on time and in sufficient volumes.

Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve efficiency and flexibility of our manufacturing and logistics and to produce and distribute continuously increased volumes. We may experience difficulties in adapting our supply to meet the demand for our products, ramping up or down production at our facilities as needed, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, managing the increasingly complex manufacturing process for our high-end products, particularly the software for these high-end products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. We may also experience challenges caused by third parties or other external difficulties in connection with our efforts to modify our operations to improve the efficiency and flexibility of our manufacturing and logistics, including, but not limited to, strikes, purchasing boycotts, public harm to the Nokia brand and claims for compensation resulting from our decisions on where to locate our manufacturing facilities and business. Such difficulties may have a material adverse effect on our business and results of operations and may result from, among other things, delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Such failures or interruptions could result in our products, services and solutions not meeting our and our customers’ quality, safety, security and other requirements, or being delivered late or in insufficient volumes compared to our own estimates or customer requirements, which could have a material adverse effect on our sales, our results of operations, reputation and the value of the Nokia brand.

We depend on a limited number of suppliers for the timely delivery of sufficient amounts of fully functional components and sub-assemblies and for their compliance with our supplier requirements, such as our and our customers’ product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products, services and solutions successfully and on time.

Our manufacturing operations depend to a certain extent on obtaining sufficient amounts of adequate supplies of fully functional components and sub-assemblies on a timely basis. In mobile devices, our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include chipsets, integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers, while mechanical components include covers, connectors, key mats and antennas. Software includes various third-party software that enables various features and applications, like location based services, to be added into our products. Nokia Siemens Networks’ components and sub-assemblies sourced and manufactured by third-party suppliers include Nokia Siemens Networks-specific integrated circuits and radio frequency components; servers; sub-assemblies such as printed wire board assemblies, filters, combiners and power units; and cabinets.

In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies, increase prices or be unable to increase supplies to meet increased demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our products, services and solutions on a timely basis. Moreover, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ product quality, safety, security and other standards, and consequently some of our products may be unacceptable to us and our customers, or may fail to meet our own quality controls. In case of issues affecting a product’s safety or regulatory compliance, we may be subject to damages due to product liability, or defective products or components may need to be replaced or recalled. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties. Due to our high volumes, any of these events, or mere allegation of failures in our products, services and solutions, could delay our successful and timely delivery of products, services and solutions that meet our and our customers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and results of operations or our reputation and brand value. See “Item 4.B Business Overview—Mobile Devices—Production” and “Nokia Siemens Networks—Production” for a more detailed discussion of our production activities.

Possible consolidation among our suppliers could potentially result in larger suppliers with stronger bargaining power and limit the choice of alternative suppliers, which could lead to an increase in the cost, or limit the availability, of components that may materially adversely affect our sales and results of operations.

Many of the production sites of our suppliers are geographically concentrated. In the event that any of these geographic areas is generally affected by adverse conditions that disrupt production and/or deliveries from any of our suppliers, this could adversely affect our ability to deliver our products, services and solutions on a timely basis, which may materially adversely affect our business and results of operations.

Our operations rely on complex and centralized information technology systems and networks. If any system or network disruption occurs, this could have a material adverse effect on our business and results of operations.

Our operations rely to a significant degree on the efficient and uninterrupted operation of complex and centralized information technology systems and networks, which are integrated with those of third parties. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, any failure or disruption of our current or future systems or networks such as an outage in a telecommunications network utilized by any of our information technology systems, attack by a virus or other event that leads to an unanticipated interruption of our information technology systems or networks could have a material adverse effect on our business and results of operations. Furthermore, any data leakages resulting from information technology security breaches could also materially adversely affect us.

The global networks business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may adversely and materially affect our sales, results of operations and financial position.

Large multi-year contracts, which are typical in the networks industry, include a risk that the timing of sales and results of operations associated with these contracts will differ from what was expected when the contracts were entered into. Moreover, such contracts usually require the dedication of substantial amounts of working capital and other resources, which affects our cash flow negatively, or may require Nokia Siemens Networks to sell products, services and solutions in the future that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products. Any non-performance by Nokia Siemens Networks under these contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings, such as penalties for contract violations.

Furthermore, the number of Nokia Siemens Networks’ customers may diminish due to operator consolidation. This could increase reliance on fewer larger customers, which may have a material adverse effect on Nokia Siemens Networks’ bargaining position, and, in turn, our sales and results of operations.

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

We generate sales from and have manufacturing facilities located in various emerging market countries. Sales from these countries represent a significant portion of our total sales and these countries represent a significant portion of the expected industry growth. Accordingly, economic or political turmoil in these countries could materially adversely affect our sales and results of operations and the supply of devices and network infrastructure equipment manufactured in these countries. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. See Note 2 to our consolidated financial statements included in Item 18 of this annual report for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

We are developing a number of our new products, services and solutions together with other companies. If any of these companies were to fail to perform as planned, we may not be able to bring our products, services and solutions to market successfully or in a timely way and this could have a material adverse effect on our sales and results of operations.

We invite the providers of technology, components or software to work with us to develop technologies or new products, services and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Although the objective of these arrangements is a mutually beneficial outcome for each party, our ability to introduce new products, services and solutions that meet our and our customers’ quality, safety, security and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: the arrangements with the companies that work with us do not develop as expected; the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties’ intellectual property rights in a way that we cannot foresee or prevent; the technologies, products, services or solutions supplied by the companies that work with us do not meet the required quality, safety, security and other standards or customer needs; our own quality controls fail; or the financial condition of the companies that work with us deteriorates. Any of these events could materially adversely affect our sales and results of operations.

Our sales, costs and results of operations are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies.

We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. Our sales, costs and results of operations may be materially affected by exchange rate fluctuations. Similarly, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro. For a more detailed discussion of exchange risks, see “Item 5.A Operating Results—Certain Other Factors—United States Dollar,” “Item 5.A Operating Results—Results of Operations—Exchange Rates” and Note 35 of our consolidated financial statements included in Item 18 of this annual report.

Providing customer financing or extending payment terms to customers can be a competitive requirement and could have a material adverse effect on our results of operations and financial condition.

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

Customer financing continues to be requested by some of our customers in some markets, but to a considerably lesser extent and with considerably lower importance than in the late 1990s and early 2000s. As a strategic market requirement, we plan to continue to arrange and facilitate financing to our customers, and provide financing and extended payment terms to a small number of selected customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers. We cannot guarantee that we will be successful in providing needed financing to customers. Also, our ability to manage our total customer finance and trade credit exposure depends on a number of factors, including our capital structure, market conditions affecting our customers, the level of credit available to us and our ability to mitigate exposure on acceptable terms. We cannot guarantee that we will be successful in managing the challenges connected with the total customer financing and trade credit exposure that we may have from time to time. See “Item 5.B Liquidity and Capital Resources—Structured Finance,” and Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.

Allegations of possible health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could have a material adverse effect on our sales, results of operations and share price by leading consumers to reduce their use of mobile devices, or by leading regulatory bodies to set arbitrary use restrictions and exposure limits, or by causing us to allocate additional monetary and personnel resources to these issues.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. A substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by safety standards set by, and recommendations of, public health authorities, present no adverse effect on human health. We cannot, however, be certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would have a material adverse effect on our sales, results of operations and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Over the past seven years Nokia has been involved in several class action matters alleging that Nokia and other manufacturers and cellular service providers failed to properly warn consumers of alleged potential adverse health effects and failed to package headsets with every handset to reduce the potential for alleged adverse health effects. All but two of these cases have been withdrawn or dismissed. The remaining pending cases are before the United States Federal District Court for the Eastern District of Pennsylvania, currently subject to a plaintiffs’ motion to remand the case to the Pennsylvania state courts, and the District of Columbia Superior Court, currently the subject of a motion to dismiss. In addition, Nokia and other mobile device manufacturers and cellular service providers were named in five lawsuits by individual plaintiffs who allege that radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor. Those cases were dismissed in August 2007. The plaintiffs appealed those dismissals to the District of Columbia Court of Appeals which are currently pending.

Although Nokia products, services and solutions are designed to meet all relevant safety standards and recommendations globally, even a perceived risk of adverse health effects of mobile communications devices could have a material adverse effect on us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a material adverse effect on our reputation and brand value, results of operations as well as share price.

An unfavorable outcome of litigation could have a material adverse effect on our business, results of operations and financial condition.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, results of operations and financial condition.

See “Item 8.A.7 Litigation” for a more detailed discussion about litigation that we are party to.

If we are unable to recruit, retain and develop appropriately skilled employees, our ability to implement our strategies may be hampered and, consequently, that may have a material adverse effect on our business and results of operations.

We must continue to recruit, retain and, through constant competence training, develop appropriately skilled employees with a comprehensive understanding of our current businesses and technologies and the new market segments that we target. As competition for skilled personnel remains keen, we seek to create a corporate culture that encourages creativity and continuous learning. We are also continuously developing our compensation and benefits policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and materially harm our business and results of operations.

Changes in various types of regulation and trade policies in countries around the world could have a material adverse effect on our business.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work or our customers do business. As a result, changes in various types of regulations and trade policies applicable to current or new technologies, products or services could affect our business adversely. For example, it is in our interest that the Federal Communications Commission maintains a regulatory environment that ensures the continued growth of the wireless sector in the United States. In addition, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks.

Moreover, the implementation of technological or legal requirements, such as the requirement in the

United States that all handsets must be able to indicate their physical location, could affect our products, services and solutions, manufacturing or distribution processes, as well as the timing of product, services and solution introductions, the cost of our production, products, services or solutions and their commercial success. Export control, tariffs or other fees or levies imposed on our products, environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products, services and solutions, as well as new services related to our products, could also adversely affect our sales and results of operations.

The impact of these changes in regulation and trade policies could affect our business adversely even though the specific regulations do not always directly apply to us or our products, services and solutions. In addition to changes in regulation and trade policies, our business may be adversely affected by local business culture and general practices in some regions that are contrary to our code of conduct.

See “Item 4.B Business Overview—Government Regulation—Devices and Nokia Siemens Networks” for a more detailed discussion about the impact of various regulations.

If we are unable to effectively and smoothly implement the new organizational structure effective January 1, 2008, we may experience a material adverse effect on our business, sales and results of operations.

Under our new organizational structure effective January 1, 2008, our three mobile device business groups—Mobile Phones, Multimedia and Enterprise Solutions—and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. This reorganization is aimed at creating a structure aligned with the opportunities we see for future growth in devices and services and to increase efficient ways of working across the company. Should we fail to implement the new organizational structure effectively and smoothly, the efficiency of our operations and performance may be affected, which may have a material adverse effect on our business, sales and results of operations during 2008, and possibly also thereafter.

See “Item 4.A History and Development of the Company—Organizational Structure” for a more detailed discussion about our new organizational structure.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development of the Company

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

For 2007, our net sales totaled EUR 51.1 billion (USD 74.6 billion) and net profit was EUR 7.2 billion (USD 10.5 billion). At the end of 2007, we employed 112 262 people; had production facilities for mobile devices and network infrastructure around the world; sales in more than 150 countries; and a global network of sales, customer service and other operational units.

History

During our 141 year history, Nokia has evolved from its origins in the paper industry to become the world leader in mobile communications. Today, approximately a billion people from virtually every demographic segment of the population use Nokia mobile devices for communications, business, entertainment and as luxury items.

The key milestones in our history are as follows:

•	In 1967, we took our current form as Nokia Corporation under the laws of the Republic of

Finland. This was the result of the merger of three Finnish companies: Nokia AB, a wood-pulp mill founded in 1865; Finnish Rubber Works Ltd, a manufacturer of rubber boots, tires and other rubber products founded in 1898; and Finnish Cable Works Ltd, a manufacturer of telephone and power cables founded in 1912.

•	We entered the telecommunications equipment market in 1960 when an electronics department was established at Finnish Cable Works to concentrate on the production of radio-transmission equipment.

•	Regulatory and technological reforms have played a role in our success. Deregulation of the European telecommunications industries since the late 1980s has stimulated competition and boosted customer demand.

•	In 1982, we introduced the first fully-digital local telephone exchange in Europe, and in that same year we introduced the world’s first car phone for the Nordic Mobile Telephone analogue standard.

•	The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity in addition to high-quality sound, was followed by the European resolution in 1987 to adopt GSM as the European digital standard by July 1, 1991.

•	The first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja in 1991, and in the same year Nokia won contracts to supply GSM networks in other European countries.

•	In the early 1990s, we made a strategic decision to make telecommunications our core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computer, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested during the period from 1989 to 1996.

•	Mobile communications evolved rapidly during the 1990s and early 2000s, creating new opportunities for devices in entertainment and enterprise use. This trend—where mobile devices increasingly support the features of single-purposed product categories such as music players, cameras, pocketable computers and gaming consoles—is often referred to as digital convergence.

•	Nokia Siemens Networks began operations on April 1, 2007. The company, jointly owned by Nokia and Siemens and consolidated by Nokia, combines Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks.

Organizational structure

From January 1, 2004 through March 31, 2007, we had four business groups—Mobile Phones, Multimedia, Enterprise Solutions and Networks—supported and serviced by two horizontal groups, Customer and Market Operations and Technology Platforms, in addition to various Corporate Functions. On April 1, 2007, Nokia’s Networks business group was combined with Siemens’ carrier-related operations for fixed and mobile networks to form Nokia Siemens Networks, jointly owned by Nokia and Siemens and consolidated by Nokia.

As of January 1, 2008, our three mobile device business groups and the supporting horizontal groups have been replaced by an integrated business segment, Devices & Services. This reorganization is aimed at creating a structure aligned with the opportunities we see for future growth in devices and services and to increase efficient ways of working across the company. Under this new structure we conduct and manage our devices and services business in an integrated manner through:

•	Devices, responsible for developing the best device portfolio for the marketplace, including sourcing of components;

•	Services & Software, reflecting our strategic emphasis on developing and growing our offering of consumer Internet services and enterprise solutions and software;

•	Markets, responsible for the management of our supply chains, sales channels, brand and marketing activities; and

•	A Corporate Development Office, reported under Corporate Functions, which has been established to focus on our strategy and future growth, and to provide operational support for integration across all the units.

Based on our revised organizational structure and the way we manage and allocate resources, from January 1, 2008, we have two reportable segments for financial reporting purposes: Devices & Services and Nokia Siemens Networks. Effective from the closing date of the pending acquisition of NAVTEQ Corporation (“NAVTEQ”), NAVTEQ’s current map data business will operate organizationally as a wholly-owned subsidiary of Nokia and will be a separate reportable segment.

The following business overview continues to describe our business prior to this reorganization in order to align with the financial segment reporting and discussion through December 31, 2007 contained in this annual report. Through December 31, 2007, Nokia reported on the following three device business segments: Mobile Phones, Multimedia and Enterprise Solutions. Until March 31, 2007, we also reported on a networks business segment, which was replaced from April 1, 2007 by Nokia Siemens Networks.

For a breakdown of our net sales and other operating results by category of activity and geographical location, see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Other

We primarily invest in research and development, marketing and building the Nokia brand. However, over the past few years we have increased our investment in services and software by acquiring a number of companies with specific technology assets. We expect the amount of capital expenditure (excluding acquisitions) during 2008 to be approximately EUR 900 million, and to be funded from our cash flow from operations. During 2007, our capital expenditures (excluding acquisitions) totaled EUR 715 million, compared with EUR 650 million in 2006. For further information regarding capital expenditures see “Item 5.A Operating Results” and for a description of capital expenditures by business segment see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

We maintain listings on three major securities exchanges. The principal trading markets for the shares are the Helsinki Stock Exchange, in the form of shares, and the New York Stock Exchange, in the form of American Depositary Shares. In addition, shares are listed on the Frankfurt Stock Exchange.

Our principal executive office is located at Keilalahdentie 4, P.O. Box 226, FI-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.

4.B Business Overview

Strategy

We seek to grow, transform and build the Nokia business based on our business strategies and strategic capabilities.

Our business strategies reflect the primary focus of each of Nokia’s business areas as follows:

•	Lead and win in mobile devices

•	Grow consumer Internet services

•	Accelerate adoption of business solutions

•	Leverage scale and transform to solutions in infrastructure

Our strategic capabilities are the priority areas where we are investing with the aim of gaining a competitive advantage. The following capabilities can be shared among our several business areas:

•	Consumer understanding

•	Brand

•	Technology and architecture

•	Channels and supply chain

Mobile Devices

Devices

The mobile communications industry has evolved rapidly during the past 15 to 20 years. While today mobile devices are still used primarily for voice and text message communication, people increasingly also use them to take and send pictures, listen to music, record video, watch TV, play games, surf the Internet, check e-mail, navigate, manage their schedules, browse and create documents, and more. This trend—where mobile devices increasingly support the features of single-purposed product categories such as music players, cameras, pocketable computers and gaming consoles—is often referred to as digital convergence. Multifunctional mobile devices, which are often called converged devices, smartphones, or multimedia computers, typically feature computer-like and consumer electronics-like hardware and software.

A person’s choice of mobile device is influenced by a number of factors, including their purchasing power, brand awareness, technological skills, fashion consciousness and lifestyle. The global market for mobile devices is comprised of many different consumer groups and markets with different characteristics, dynamics and stages of development. We believe that in order to meet our customers’ needs, we need to have a broad and balanced offering of commercially appealing mobile devices with attractive aesthetics, design and combination of value-adding functionalities and services for all major consumer segments and price points designed, as appropriate, for the local requirements of different markets. Our device and services portfolio is supported by the Nokia brand, including the Nokia Nseries, the Nokia Eseries and Vertu sub-brands, as well as by the quality of our products and our competitive cost structure.

In 2007, Nokia mobile devices were produced by our Mobile Phones and Multimedia business groups, as well as by the Mobile Devices unit of our Enterprise Solutions business group.

Our total mobile device volume for 2007 was 437 million units, representing growth of 26% compared with 2006. Based on an estimated global market volume for mobile devices of 1.14 billion units for 2007, our estimated full-year global market share was 38%, compared with an estimated 36% for 2006. This further strengthened our leadership of the global device market—a position Nokia has held since 1998.

Nokia devices are primarily based on the GSM/EDGE, 3G/WCDMA and CDMA global cellular standards, and also increasingly feature non-cellular technologies such as Bluetooth, WLAN and GPS. Our higher-end converged devices, such as those in the Nokia Nseries and Nokia Eseries, typically offer the functionalities of many portable single-purpose devices—such as megapixel cameras, music players, computers, gaming consoles and navigation devices—in a single, converged device. In 2007, we shipped a total of 60.5 million converged devices.

Services & Software

Over the past few years we have increased our research and development efforts in services and software. This area continued to be primarily in an investment phase in 2007, and we anticipate this will continue to be the case for 2008 and 2009. Some incremental net sales were generated and reported in 2007 as part of our devices business.

By the end of 2007, we had started to offer initial services and software in the areas of advertising, business, entertainment, navigation, and social communities, including:

•	Nokia Ad Business: solutions allowing advertisers to reach their audiences through mobile devices.

•	Nokia Intellisync E-mail: a cost-effective solution for wireless e-mail that functions on a broad range of mobile devices from Nokia and other manufacturers.

•	Nokia Music Store: users can browse, download and stream tracks from both international and local artists on major and independent labels. Tracks can also be downloaded directly to a mobile device over the air, and track listings can be synchronized between a PC and a mobile device. The Nokia Music Store went live in the United Kingdom in November 2007 and will go live in certain other markets during 2008.

•	Nokia Maps: offers search, routing, city guides and turn-by-turn voice-guided navigation on a mobile device.

•	Nokia Internet communities such as WidSets, which allows people to create, publish, enjoy and share their favorite Internet content on their mobile phones; and MOSH, which allows developers to publish applications and other content for any mobile device.

With progressively more of our devices featuring advanced multimedia-type capabilities, we see new business opportunities to increase our offering of consumer Internet services and to deliver these services in an easily accessible manner to a market that we estimate will be worth approximately 100 billion euros in 2010. Our strategy in competing in this market is for Nokia’s Internet services to support our device average selling price, extend and enhance the Nokia brand, generate incremental net sales and profit streams, and create value and choice for consumers. Our overall longer-term goal is to become the global leader in “Internet on mobile”.

Ovi

In 2007, we introduced Ovi, our Internet services brand. Ovi.com will be designed to enable people to easily access their existing social network, communities and content, as well as gain access to services from Nokia and other service providers through a single access point. Our plan is for people to be able to combine Ovi services as they want to, customize their view and experience of Ovi, and use the service to store their photos and videos online. By integrating our individual services under the Ovi brand, we aim to simplify the consumer experience and differentiate ourselves from competitors in the Internet services market.

Openness is at the core of our Internet services strategy and the Ovi services environment. Thus, we are providing open application programming interfaces, or “APIs”, to the Ovi environment, and we plan to use other online communities’ APIs to enable people to link their various services to Ovi as they wish. With this, we intend for Ovi users to be able to access services and social networks that are not necessarily created by Nokia.

In line with our belief in the co-existence of Nokia and operator services in our devices, we are partnering with mobile operators in Ovi services. In 2007, Vodafone, Telefonicá and TIM became the first operators to announce cooperation agreements with Nokia around Ovi services. As part of these cooperation agreements, we aim to customize our device user interface to ensure easy access to services from both the operator and from Nokia. In February 2008, we also signed a memorandum of understanding with operator Orange in order to partner on value-added services such as location based services, maps, mobile advertising and gaming.

Acquisitions

During the past few years, we have made a number of strategic acquisitions to bring us the knowledge and technology that we believe we need to compete effectively in consumer Internet services and enterprise solutions and software:

•	In February 2006, we acquired Intellisync, a leading provider of software that enables operators to provide mobile device management services to enterprise customers and allows companies to self-manage their mobile devices.

•	In October 2006, we acquired Loudeye, a global leader in digital music platforms and digital media distribution services; and gate5, a leading supplier of mapping, routing and navigation software and services.

•	In July 2007, we acquired Twango, which provides a comprehensive media sharing solution for organizing and sharing photos, videos and other personal media. By acquiring Twango, Nokia will be able to offer people an easy way to share multimedia content through their desktop and mobile devices.

•	In October 2007, we acquired Enpocket, a global leader in mobile advertising with technology and services for planning, creating, executing, measuring and optimizing mobile advertising campaigns.

•	Also in October 2007, Nokia and NAVTEQ announced a definitive agreement for Nokia to acquire NAVTEQ, a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. The NAVTEQ acquisition is still pending and subject to customary closing conditions, including regulatory approvals. By acquiring NAVTEQ, we aim to ensure the continued development of our context and geographical services through Nokia Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation and targeted advertising.

•	In December 2007, we acquired Avvenu, a company providing secure remote access and private sharing technology that allows users to access and view PC files remotely.

Partnering

In December 2007, we announced Nokia Comes With Music, a program that will enable people to buy a Nokia device with access to millions of tracks from a range of artists. Nokia Comes With Music is expected to become commercially available in the second half of 2008.

Through December 31, 2007, Nokia reported on the following three device business segments: Mobile Phones, Multimedia and Enterprise Solutions, each of which is described below. As of January 1, 2008, these three segments have been replaced by an integrated business segment: Devices & Services. For a description of our organizational structure, see “Item 4A—History and Development of the Company—Organizational structure.”

Mobile Phones

Mobile Phones provides voice and data capabilities across a wide range of mobile devices. We primarily target high-volume sales of mainstream mobile devices where we believe that design, brand, ease of use and price are our customers’ most important considerations. Increasingly, our products include new features with mass market appeal, such as megapixel cameras, music players and navigation functionality.

Mobile Phones has five business units: Entry, Broad Appeal, Lifestyle Products, CDMA and Vertu.

Entry addresses markets where there has been and we believe there continues to be significant potential for growth. Our aim is to provide affordable mobile phones while cooperating with local mobile operators to offer solutions designed for a low total cost of ownership. Entry devices, which are in the Nokia 1000 and 2000 product families, have voice capability, basic messaging and calendar features, and, increasingly, color displays, radios, basic cameras and Bluetooth functionality. Highlights from 2007 included:

•	The announcement and shipments of seven devices with functions and features specially designed for consumers in emerging markets: Nokia 1200, Nokia 1208, Nokia 1650, Nokia 2505, Nokia 2630, Nokia 2660 and Nokia 2760.

Broad Appeal focuses on the Nokia 3000 and 6000 families of mid-range products where the balance between price, functionality and style is key. Broad Appeal devices typically have mainstream features, including megapixel cameras, music players and navigation functionality. Highlights from 2007 included:

•	Shipments of the slim and stylish Nokia 6300 GSM device, announced in late 2006.

•	The announcement of the Nokia 3110 Evolve, a mobile device with bio-covers made from more than 50% renewable material.

•	The announcement and shipments of the Nokia 6110 Navigator, an HSDPA device with GPS and AGPS.

•	The announcement and shipments of the Nokia 6500 classic, a thin 3G phone with a sleek design; and the Nokia 6120 classic, Nokia’s smallest 3G device.

•	The announcement and shipments of the Nokia 6555, the first phone with a unique smooth-back fold design. In the US, the Nokia 6555 is exclusively available from AT&T.

•	The announcement and shipments of the Nokia 6263 device for the US market, complete with e-mail capability and support for attachments, a 1.3 megapixel camera, video recorder and music player.

Lifestyle Products concentrates on devices with distinct designs and features targeted at specified fashion and music-driven consumer segments. These devices are in the Nokia 5000, 7000 and 8000 product families. Highlights from 2007 included:

•	The announcement of a new music range with first shipments of the Nokia 5610 XpressMusic and the Nokia 5310 XpressMusic.

•	The announcement and shipments of the Nokia 7900 Prism and the Nokia 7500 Prism. The Prism collection features a diamond-cut design with sharp angled lines, geometric patterns and graphic light-refracting colors.

•	The announcement and shipments of the Nokia 8800 Arte and the announcement of the Nokia 8800 Sapphire Arte, bringing 3G to the highly acclaimed Nokia 8800 series.

CDMA works together with co-development partners to support operators that use CDMA technology, with a particular focus on the United States. Nokia’s own CDMA research, development and production ceased from April 2007. Highlights in 2007 included:

•	The announcement and shipments of the Nokia 2505, a sleek fold-style CDMA phone; the Nokia 7088, the first CDMA model in the popular L’Amour Collection; and the Nokia 2135, a compact device with a contemporary design and solid basic features.

Vertu has pioneered and leads the luxury mobile phones sector. In 2007, Vertu products were sold in approximately 50 countries at approximately 410 points of sale. Highlights from 2007 included:

•	The Vertu Ascent Ferrari 1947 Limited Edition. Each piece is individually given a serial number from 1 to 1947, paying homage to the year the first Ferrari car was built. The Vertu Ascent

Ferrari 1960 Limited Edition was also announced, with serial numbers from 01 to 060, to celebrate Ferrari’s 60th anniversary.

•	The next generation of Vertu Ascent handsets: The Vertu Ascent Ti collection, handcrafted from Titanium, and available in red, brown and black.

•	Vertu Signature announcements: Vertu Signature Yellow & White Diamonds; Vertu Signature Black & White Diamonds; Vertu Signature Rose Gold Pink Diamonds; and Vertu Signature Rose Gold Pink Sapphires.

•	The Vertu Constellation Burgundy and the Vertu Constellation Mixed Metals.

Multimedia

The Multimedia business group gives people the ability to create, access, experience and share multimedia in the form of advanced multimedia computers and applications with connectivity over multiple technology standards. Multimedia aims to take advantage of device convergence by capturing value from traditional single-purposed product categories—including music players, cameras, pocketable computers, gaming consoles and navigation devices—by bringing combinations of their various functionalities into Nokia devices. An integral part of our strategy is for our multimedia computers to be the devices of choice for people participating in the Web 2.0 phenomenon, where people can create and share their experiences through online communities.

In 2007, we continued to build the Nokia Nseries sub-brand and multimedia computer category by bringing new products and applications to market. Nokia Nseries multimedia computers offer consumers the ability to record video and still pictures, print-quality images, watch TV, listen to music, access the web and e-mail, use mapping services and make phone calls. In addition to supporting 3G/WCDMA connectivity, certain Nokia Nseries multimedia computers also feature non-cellular connectivity, including WLAN, FM radio, Digital Video Broadcasting-Handheld (DVB-H), GPS and Bluetooth.

Multimedia highlights from 2007 included:

•	Multimedia continued to build the Nokia Nseries sub-brand and multimedia computer product category, and developed and brought to market Nokia’s first Internet services, such as Nokia Maps and the Nokia Music Store.

•	Key volume devices for 2007 included the Nokia N95, and Nokia’s flagship products for technology enthusiasts, the Nokia N70 and the Nokia N73. We shipped approximately 38 million Nokia Nseries devices in 2007.

•	Important new products launched and shipping included the Nokia N95 8GB, which follows on from the success of the original Nokia N95 with a larger display, enhanced usage times and 8 gigabytes memory capacity; the Nokia N81, an entertainment focused multimedia computer; and the Nokia N82, a multimedia computer optimized for photography, navigation and Internet connectivity.

•	Multimedia also announced and started shipments of the Nokia N810 Internet Tablet with slide-out keyboard, built-in GPS, digital audio/video playback and WLAN capability for VoIP calling.

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

Multimedia Experiences develops multimedia applications and solutions in the following areas:

•	Imaging: We are developing photo and video applications for Nokia Nseries multimedia computers that allow easy capturing, editing, printing, sharing and storing of photos and video.

•	Music: We are developing the complete Nokia music experience, which includes the Nokia Music Store and other applications and features that allow people to discover, purchase, enjoy, create and manage music on their Nokia Nseries devices and personal computers.

•	Internet and computing: We are developing applications for Nokia Nseries multimedia computers in the areas of Internet services, software additions and personal organizers.

•	TV and video: We are developing applications for the DVB-H standard, as well as applications that allow easy downloading and streaming of Internet-based video.

•	Games: We are developing the N-Gage platform and N-Gage Arena gaming community, as well as the Nokia SNAP mobile gaming platform, to support a broader population of Java-based mobile phones.

•	Navigation and search: We are developing search, maps and other location-based applications.

Convergence Products develops and drives products based on the Linux Maemo platform that are optimized for Internet communications. With the launch of the Nokia N810 Internet Tablet in October 2007, we have moved to the third generation of the Internet Tablet product category, targeted at broader consumer segments.

Enterprise Solutions

Enterprise Solutions drives the adoption of business mobility by addressing the needs of business managers, users and IT departments. Enterprise Solutions offers businesses and institutions a broad range of products and solutions, including enterprise-grade mobile devices, underlying security infrastructure, software and services. Enterprise Solutions collaborates with a range of companies to provide fixed IP network security, mobilize corporate e-mail and other IT applications and extend corporate telephony systems to Nokia’s mobile devices through our Mobile Unified Communications strategy.

Enterprise Solutions highlights from 2007 included:

•	Four new Nokia Eseries business devices were announced and started shipping: Nokia E90 Communicator, Nokia E61i, Nokia E65 and Nokia E51. The four dual-mode devices, capable of utilizing both cellular and Wi-Fi networks, are designed to offer faster and better quality access to important business information and processes over wireless technologies.

•	The Nokia Eseries became available in the United States through complementary channels, including Ingram Micro and Dell.com, for businesses and consumers.

•	Nokia Call Connect for Cisco became commercially available, allowing businesses to route calls through corporate PBXs instead of cellular networks, with the aim of realizing significant cost savings and improved worker flexibility, collaboration and productivity.

•	Nokia Intellisync Mobile Suite 8.0 was launched. This comprehensive platform of wireless e-mail, file synchronization and application synchronization features is designed to bring flexibility and cost-control.

•	New device management features for Nokia Intellisync Mobile Suite were announced, including wider device support, remote control, improved theft-loss protection and hardware control.

•	The Nokia Intellisync Mobile Suite customer base was expanded to include more than 40 operators around the globe by December 31, 2007, with more than 3.7 million user licenses signed.

•	Three new IP security appliances were launched: Nokia IP290, Nokia IP690 and Nokia IP2450. The appliances are based on a scalable new hardware platform design aimed at offering better IT investment protection and a greater choice of security software applications to address emerging threats to company networks and data.

•	Nokia announced collaboration with Check Point and Intel aimed at improving enterprise security by delivering new security appliances that inspect network traffic in multi-gigabit environments. The Nokia IP2450 security platform was the first product announced as part of this collaboration.

•	The first Accelerated Data Path (ADP) Service Modules were delivered, as was the latest version of the Nokia IPSO operating system—IPSO 6.0—aimed at allowing customers to expand the performance of their Nokia IP Security appliances.

•	The new Nokia for Business Channel Program came to market in January 2007 and more than 500 accredited partners joined during the year. In October 2007, we announced plans to expand the program to include operators and independent software vendors.

Enterprise Solutions has four business units: Mobile Devices; Mobility Solutions; Security and Mobile Connectivity; and Sales, Marketing and Services.

Mobile Devices produces Nokia Eseries mobile devices specifically for business use that address companies’ security, manageability, cost and ease-of-use concerns. The Nokia Eseries portfolio includes the Nokia E50, Nokia E51, Nokia E60, Nokia E61, Nokia E61i, Nokia E62, Nokia E65, Nokia E70, and Nokia E90 Communicator, as well as the Nokia 9300 and Nokia 9500.

Nokia Eseries devices typically feature both cellular connectivity, such as GSM and 3G/WCDMA, and non-cellular connectivity, such as WLAN. They also support network connectivity, personal information management, e-mail and corporate telephony (PBX) system access, device management and security solutions, as well as Nokia Intellisync Wireless E-mail and third party software such as BlackBerry Connect, Mail for Exchange and Visto Mobile mail.

Mobility Solutions develops software solutions for mobile e-mail, device management and other mobile data services. One of our key products, Nokia Intellisync Wireless E-mail, supports a wide range of device platforms, including Symbian, Palm, BREW and Windows Mobile, and is compatible with a wide range of e-mail servers and groupware applications, including Microsoft Exchange, IBM Lotus Domino, IMAP and POP3.

We also work with external vendors such as IBM, Microsoft, Research in Motion, Seven and Visto to make Nokia’s mobile devices compatible with their solutions.

Security and Mobile Connectivity offers a full range of security appliances and associated software and peripheral offerings designed to help companies grant their employees access to corporate information and establish secure remote connections between their corporate network, their offices and their employees’ mobile devices and computers. Offerings consist primarily of firewall gateways and software-based tools that operate with both Nokia and non-Nokia devices, as well as with existing IT infrastructures.

Nokia’s security appliances run software from Checkpoint Corporation and SourceFire. Nokia and Checkpoint have common distributors, integrators and Value Added Resellers, or VARs, that integrate Nokia gateways with Checkpoint software for customers. We also provide end-user and reseller support for these security products. In addition, we work with leading vendors like Alcatel-Lucent, Avaya and Cisco to connect our mobile devices to corporate fixed line telephone networks, or PBXs, over cellular and WLAN technologies.

Sales, Marketing and Services is responsible for sales to business users and corporate customers; the management of relationships with IT distributors, systems integrators and VARs through the Nokia for Business Channel Program; and specialized sales resources for selling Enterprise Solutions products to operator customers. We manage the Enterprise Solutions services business, which includes support services for corporate customers and resellers, as well as professional services to help corporate customers with more complex mobility solutions.

Sales and Marketing—Devices

Sales

The Customer and Market Operations horizontal group is responsible for the sales of Nokia mobile devices from the Mobile Phones, Multimedia and Enterprise Solutions business groups. Most of Nokia’s mobile device business derives from sales to operators, distributors, independent retailers, corporate customers and consumers. However, the percentage of our total device volume that goes through each channel varies by region. In 2007, distributors accounted for approximately 90% of our device volumes in the Asia-Pacific region, approximately 90% in the Middle East & Africa and approximately 75% in China. In Europe, distributors and operators each accounted for approximately 40% of our volumes during 2007. And in Latin America and North America, operators accounted for more than 80% of our 2007 volumes in each region.

Each of our active operator and distributor customers is supported by a dedicated Nokia account team. In addition, customer executive teams led by Nokia Group Executive Board members focus on both our devices business and Nokia Siemens Networks for the largest operator groups.

We also have specialized sales channels for certain device business groups in order to reach customers in segments where we are introducing mobility. Each of these channels is specific to, and managed by, an individual device business group. For example, Enterprise Solutions manages sales of its products and solutions to certain resellers or systems integrators who contribute value, such as consulting services or additional software, before distribution.

Marketing

The Business Week and Interbrand annual rating of 2007 Best Global Brands positioned Nokia as the fifth most-valued brand in the world, up from sixth place in 2006. Other highlights from 2007 included:

•	We continued to build the Nokia Nseries and Nokia Eseries sub-brands with important campaigns for the Nokia N95, Nokia N95 8GB and N81 multimedia computers, as well as for the Nokia E90 Communicator and Nokia E65 business-focused devices.

•	As part of our retail activities, we opened a new Flagship Store in Shanghai during 2007. We also opened a flagship store in London during February 2008, bringing the total number of Flagship Stores to eight. Our Flagship Stores sell a wide range of Nokia products and provide a Nokia-branded experience directly to consumers in some of the world’s major cities.

•	We increased our digital marketing efforts by building electronic marketing campaigns that engage consumers within social networks, both online and on mobile devices. This type of social media engagement has enabled a continuous dialogue with consumers who are at the forefront of the social web phenomenon.

•	During 2007, we began implementing an eight-step program designed to increase consumer retention and loyalty. The eight focus areas cover both Nokia’s consumer value proposition in terms of the portfolio of products and services we offer and the delivery of the value proposition to the consumers in terms of our sales and marketing activities with distribution channel partners.

Production—Devices

The Customer and Market Operations horizontal group is responsible for production and logistics for devices from Mobile Phones, Multimedia and Enterprise Solutions, including management of the mobile device factories. The Customer and Market Operations horizontal group is also responsible for process development in the demand-supply network.

Nokia operated ten manufacturing facilities in nine countries around the world as of December 31, 2007, for the production of mobile devices. Our Mexican and Brazilian plants primarily supply the North and South American markets; our three European plants, located in Finland, Germany and Hungary, principally supply Europe and the Middle East & Africa; and our two plants in China, our plant in India and our plant in South Korea principally supply China and the Asia-Pacific market. In addition, we have a manufacturing plant in the United Kingdom serving Vertu.

Each of our plants employs state-of-the-art technology and is highly automated. During 2007, we made a significant capital investment in order to increase our production capacity, including opening a plant in Chennai, India. In March 2007, we announced plans to set up a new mobile device manufacturing plant in Romania, where production started in February 2008.

We continually assess the efficiency and competitiveness of our manufacturing facilities. As a result, in January 2008, we announced plans to discontinue the production of mobile devices in Germany and to close our Bochum site there by mid-2008. We plan to move the production from the Bochum site to our other, more cost-competitive sites in Europe.

In July 2007, our Operations & Logistics organization introduced a new operational mode, moving from a model based around three time zones to a model made up of four global units. This new operational mode is aimed at strengthening customer logistics and further improving the economies of scale in our operations. We believe that it positions us even better to respond rapidly to the needs of different geographic markets and to take advantage of the flexibility of our global manufacturing network.

Our mobile device manufacturing and logistics—which we consider to be a core competence and competitive advantage—are complex, require advanced and costly equipment and involve outsourcing to third parties. During 2007, outsourcing covered approximately 20% of our manufacturing volume of mobile device engines, which include the hardware and software that enable the basic operation of a mobile device.

In line with industry practice, we source our components for our mobile devices from a global network of suppliers. These components include electronic components, such as chipsets, integrated circuits, microprocessors, memory devices, cameras, displays, batteries and chargers, and mechanical components, such as covers, connectors, key mats and antennas. Our products also incorporate software provided by third parties. We and our contract manufacturers assemble components and activate devices with our own and third-party software. Final assembly typically takes place only for firm customer orders.

Certain of the components we source may experience some price volatility from time to time. Management believes that our business relationships with our suppliers are stable, and they typically involve a high degree of cooperation in research and development, product design and manufacturing. See “Item 3.D Risk Factors—We depend on a limited number of suppliers for the timely delivery of sufficient amounts of fully functional components and sub-assemblies and for their compliance with our supplier requirements, such as our and our customers’ product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products, services and solutions successfully and on time.”

Overall, we aim to manage our inventories to ensure that production meets demand for our products, while minimizing inventory-carrying costs. The inventory level we maintain is a function of a number of factors, including estimates of demand for each product category, product price levels, the availability of raw materials, supply-chain integration with suppliers and the rate of technological change. From time to time, our inventory levels may differ from actual requirements. See “Item 3.D Risk Factors—Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products, services and solutions meet our and our customers’ quality, safety, security and other requirements and are delivered on time and in sufficient volumes.”

Design—Devices

We take a human approach to designing mobile devices, with the goal of creating stylish products that work just the way people like them to. This ethos is central to our design work and brand.

Our design process is influenced by the consumer and their behavior—how they want a mobile device to look, function and fit into their lifestyle. We focus on beautiful simplicity—sleek design and ease of use, relevance for specific consumers and local tastes and creating a joy of use.

We have a multi-disciplinary design team of approximately 300 psychologists, researchers, anthropologists and technology specialists representing more than 30 different nationalities. Based in China, Europe, Latin America, Japan, India, the US and elsewhere, the team conducts in-depth research and analysis of consumer trends and behavior, as well as studies new technologies, materials, shapes and styles.

Technology, Research and Development—Devices

Our devices business research and development takes place within the Technology Platforms horizontal group and within the three device business groups. Our technology strategy for our devices business is also supported by the Nokia Research Center and other Nokia-wide horizontal units under the leadership of Nokia’s Chief Technology Officer.

Technology Platforms

Technology Platforms is responsible for the competitiveness of Nokia technology assets for our devices business. It supports our overall technology management and development by delivering leading technologies and platforms to our device business groups as well as to external customers. Technology Platforms achieves this through deployment of our own R&D resources, as well as close cooperation with leading software and technology companies.

The two major areas in our technology development are chipset platforms and software.

Chipset platforms

A chipset platform comprises integrated circuits designed to work as a unit and perform specific functions in a mobile device. A key component of the chipset is the modem, responsible for converting the digital language of a chip to the analog language of radio. This allows one device to communicate with another over radio signals.

In August 2007, we announced that we were revising our chipset strategy and introducing a multisourcing model for our chipsets. Until then, our chipset R&D and design work had mainly been carried out in-house, while chipset manufacturing had been concentrated with one external supplier. Under the revised strategy, we have discontinued parts of our own chipset R&D and have expanded our use of commercially available chipsets. We are now working with four chipset suppliers: Texas Instruments continues to be a broad-scope supplier across all product tiers; in addition, Infineon Technologies is a supplier at the entry level; Broadcom in the mid-range; and STMicroelectronics at the high-end.

We are, however, continuing to develop our leading modem technology, which includes protocol software and related digital design for multi-protocol modems. Modem technology is an area where we believe we have a competitive advantage through our strong experience, execution capability and intellectual property rights position. Under our revised chipset strategy, we will license our modem technology to chipset manufacturers who will use it in the chipsets they develop and produce for Nokia and—if they so decide—in the chipsets they produce for the open market.

The revised chipset strategy is aimed at increasing the efficiency of our research and development efforts by allowing Nokia to leverage external innovation through working with the best partner in a specific chipset development area, and by freeing our own R&D resources to focus on our core competencies in modem development and other areas central to Nokia’s growth strategy, such as consumer Internet services and enterprise software. We also believe this strategy will foster beneficial competition in the chipset industry.

Software

Software refers to both the platforms that enable the implementation of radio technologies and applications in mobile devices, and the applications or services that run on a mobile device.

The software platforms that Nokia deploys—Series 30, Series 40, S60 on Symbian OS and Maemo—allow us to balance usability, features and cost in a flexible manner. We provide mobile devices for a wide range of market segments, price points and user groups, and by having different software platforms we are able to choose the right one for each Nokia device.

S60 on Symbian OS, which we use in our own devices and license to other device manufacturers, is the world’s leading smartphone software platform. In 2007, we announced plans to expand the S60 user interface to support touch screen functionality, introduce general support for sensor technologies and provide new tools for manufacturers to create S60 applications.

Cross-platform development environments, or layers of software that run across different device operating systems, are key to our software strategy. These layers enable developers with experience in a variety of software environments to create applications for the mobile market. Nokia’s own application development work focuses on software for servers, personal computers and mobile devices that enable the delivery of Internet services on a variety of platforms.

We also actively participate in the open source community, aiming to innovate and leverage on existing work and share knowledge. We are a member of the Linux Foundation, the Advisory Board to the GNOME Foundation, and a Corporate Patron to the Free Software Foundation. Through these and other activities we contribute to the healthiness of the open source environment. In 2007, we participated in one of the discussion committees for the creation of the new version of the GNU General Public License, a project by the Free Software Foundation to provide a freely distributable replacement for Unix.

Research and Development

Each of our mobile device business groups takes into account its own customer segment needs in its own product-focused research and development. The groups’ products, services and solutions feature technologies from their own research and development, from Technology Platforms and from external vendors.

Our devices business groups seek to improve research and development efficiency and time to market by often basing their products on the same platforms and technology modules. For example, Mobile Phones, Multimedia and Enterprise Solutions all develop devices based on S60, on top of which they develop applications specific to their business. Multimedia develops mobile music, imaging and video applications for S60, while the Enterprise Solutions business group offers a variety of e-mail solutions as well as other Internet based services that run on S60. In addition, all Nokia device business groups aim to maximize the use of common technology modules developed by Technology Platforms, often in cooperation with our suppliers. Examples of common technology modules are chipsets, modems, camera modules and memory modules. This brings economies of scale and allows flexibility both in research and development, and in the management of demand and supply networks.

Nokia Research Center

Looking beyond the development of current products, platforms and technologies, our corporate research center creates assets and competencies in technology areas that we believe will be vital to our future success. Almost half of Nokia’s essential patents are generated by the Nokia Research Center, which works closely with our three devices business groups, Nokia Siemens Networks and Technology Platforms.

Our global network of relationships with universities and other industry research and development parties expands the scope of our long-term technology development. Highlights from 2007 included the establishment of a new Nokia Research Center site in Cambridge, UK, together with collaboration with the University of Cambridge; the establishment of the Nokia Innovation Center in Tampere, Finland, together with collaboration with the Tampere University of Technology; and collaborations with the Helsinki University of Technology, Finland, and Tsinghua University, China.

Patents and Licenses—Devices

A high level of investment in research and development and rapid technological development have meant that the role of Intellectual Property Rights, or IPR, in our industry has always been important. Digital convergence, multiradio solutions, alternative radio technologies, and differing business models combined with large volumes are further increasing the complexity and importance of IPR.

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

We have built our IPR portfolio since the early 1990s, investing over EUR 30 billion in research and development, and we now own more than 11 000 patent families. As a leading innovator in the wireless space, we have built what we believe to be one of the strongest and broadest patent portfolios in the industry, extending across all major cellular and mobile communications standards, data applications, user interface features and functions and many other areas. We receive royalties from certain handset and other vendors under our patent portfolio.

We are a world leader in the development of the wireless technologies of GSM/EDGE, 3G/WCDMA, HSPA, OFDM, WiMax, LTE and TD-SCDMA, and we have a robust patent portfolio in all of those technology areas, as well as for CDMA2000. We believe our standards-related essential patent portfolio is one of the strongest in the industry. In GSM, we have declared close to 300 GSM essential patents with a particular stronghold in codec technologies and in mobile packet data. Our major contribution to WCDMA development is demonstrated by approximately 360 essential patent declarations to date. The number of essential patents is expected to increase further due to the rapid development of higher data rate technologies, an area where we are a particularly strong contributor.

We are a holder of numerous essential patents for various mobile communications standards. An essential patent covers a feature or function that is incorporated into an open standard which is deployed by manufacturers in order to comply with the standard. In accordance with the declarations we have made and the legal obligations created under the applicable rules of various standardization bodies, such as the European Telecommunication Standardization Institute (ETSI), we are committed to promoting open standards, and to offering and agreeing upon license terms for our essential patents in compliance with the IPR policies of applicable standardization bodies. We believe that a company should be compensated for its IPR based on the fundamentals of reasonable cumulative royalty terms and proportionality: proportionality in terms of the number of essential patents that a company contributes to a technology, and proportionality in terms of how important the technology is to the overall product. Nokia has agreed upon terms of several license agreements with other companies relating to both essential and other patents. Many of these agreements are cross-license agreements with major telecommunications companies that cover broad product areas and provide Nokia with access to relevant technologies.

Our products and solutions include increasingly complex technology involving numerous patented, standardized or proprietary technologies. A 3G/WCDMA mobile device, for example, may incorporate three times as many components, including substantially more complex software, as our 2G/GSM mobile devices. As the number of entrants in the market grows, as the Nokia product range becomes more diversified, as our products and solutions are increasingly used together with hardware, software or service components that have been developed by third parties, as Nokia enters new businesses, and as the complexity of technology increases, the possibility of alleged infringement and related intellectual property claims against us continues to rise. As new features are added to our products, services and solutions, we are also agreeing upon licensing terms with a number of new companies in the field of new evolving technologies. We believe companies like Nokia with a strong IPR position, cumulative know-how and IPR expertise can have a competitive advantage in the converging industry, and in the increasingly competitive marketplace.

In many aspects, the business models for mobile services have not yet been established. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive copyright licensing terms may have a material adverse effect on the cost or timing of content related services by us, mobile network operators or third-party service providers, and may also indirectly affect the sales of our mobile devices.

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

See “Item 3.D Risk Factors—We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop or otherwise acquire these complex technologies as required by the market, with full rights needed to use in our business, or to protect them, or to successfully commercialize such technologies as new advanced products, services and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business and results of operations.” See also “Item 3.D Risk Factors—Our products, services and solutions include increasingly complex technologies some of which have been developed by us or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products, services and solution offerings, and/or costly and time-consuming litigation, which could have a material adverse effect on our business and results of operations” and “Item 3.D Risk Factors—Our products, services and solutions include numerous new Nokia and Nokia Siemens Networks patented, standardized, or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our business and results of operations.”

Competition—Devices

Mobile device market participants compete with each other mainly on the basis of the breadth and depth of their product and services portfolio, design, price, operational and manufacturing efficiency, technical performance, distribution, quality, customer support and brand.

The competition in the market for our products, services and solutions continues to be intense from both our traditional competitors in the mobile device industry, as well as from a number of new competitors. Some of our competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development expenditures than Nokia.

Historically, our principal competitors in mobile devices have been other mobile device manufacturers such as LG, Motorola, Samsung and Sony Ericsson. In addition, mobile network operators are increasingly offering mobile phones under their own brand, which increases competition from non-branded mobile device manufacturers. We also face competition from smaller mobile device manufacturers, such as ZTE, in certain markets.

As a result of developments in our industry, including the convergence of mobile device technology with the Internet, we also face new competition from companies in related industries, such as Internet-based products and services, consumer electronics manufacturers, network operators and business device and solution providers, some of which have more scale and experience and a stronger market presence in certain market segments, such as Internet services. In addition, new companies, primarily consumer electronics manufacturers, are entering the mobile device business. These competitors include, but are not limited to Apple, Garmin, Google, Palm, Research in Motion, Sony and TomTom. Further, some of our traditional competitors have also expanded into the areas of Internet services and enterprise software, and mobile network operators are also seeking to provide services to consumers for their own branded devices, including both Nokia devices and devices from other manufacturers.

Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within products and solutions, we face competition at the level of these layers rather than solely at the level of complete products and solutions. An example of such a layer is operating system software, with competitors including, but not limited to, Apple, Google, HP, Microsoft, Palm and Research in Motion.

The industry is increasingly complex and challenging, and is driving a continuing trend towards various types of consolidation among industry participants. However, it is difficult to predict how the competitive landscape of the mobile device industry will develop in the future, as the parameters of competition are less firmly established than in mature, low-growth industries where the competitive landscape does not change greatly from year to year.

See “Item 3.D Risk Factors—Competition in our industry is intense. Our failure to maintain or improve our market position or respond successfully to changes in the competitive landscape may have a material adverse effect on our business and results of operations.”

Nokia Siemens Networks

This section describes the business of Nokia Siemens Networks, a new company jointly owned by Nokia and Siemens and consolidated by Nokia, which started operations on April 1, 2007. Nokia Siemens Networks combined Nokia’s former Networks business with Siemens’ carrier-related operations for fixed and mobile networks. Its operational headquarters is in Espoo, Finland, along with two of its six business units. Nokia Siemens Networks has a strong regional presence in Munich, Germany, where three of its business units are based. The Services business unit is based in New Delhi, India. The Board of Directors of Nokia Siemens Networks is comprised of seven directors, four appointed by Nokia and three by Siemens, and Nokia appoints the CEO.

Nokia Siemens Networks provides wireless and fixed network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers. Nokia Siemens Networks has a broad product and services portfolio that can address the converging mobile and fixed infrastructure markets, a global base of customers, a presence in both developed and emerging markets, and one of the largest service organizations in the industry. Nokia Siemens Networks focuses primarily on the GSM family of radio technologies and aims at leadership in: GSM, EDGE and WCDMA/HSPA networks; core networks with increasing IP and multi-access capabilities; fixed broadband access, transport, operations and billing support systems; and professional services such as managed services and consulting. Nokia Siemens Networks is also a vendor of mobile WiMAX solutions.

In 2007, Nokia Siemens Networks started implementing a strategy aimed at moving the company towards a solutions-driven approach for its customers. This approach focuses on the specific business needs of an operator and the day-to-day running of its networks, rather than on solely providing network equipment. As global mobile subscriptions increase and data traffic rises, operators are increasingly focused on marketing and differentiating their service offering, rather than on traditional areas such as billing. This provides new business opportunities for Nokia Siemens Network with its solutions-driven approach to its operator customers.

At December 31, 2007, Nokia Siemens Networks had approximately 58 500 employees, 1 400 customers in 150 countries, and systems serving in excess of one billion subscribers. Highlights from 2007 included:

•	The new company defined its values and introduced ethics and integrity guidelines, as well as a compliance program, for all its employees.

•	Nokia Siemens Networks showed its commitment to emerging markets with the expansion of R&D capacity in Chengdu, China and the investment of USD 100 million to strengthen operations in India. The company also moved its Services business unit to India.

•	Deals signed in India included a USD 500 million network expansion contract with Idea Cellular and a USD 900 million end-to-end network expansion with Bharti Airtel; and in China a EUR 180 million GSM/EDGE deal with Henan MCC.

•	Nokia Siemens Networks won a deal with Sprint Nextel to become an infrastructure provider for its 4G WiMAX network; won the first commercial deployment for its I-HSPA solution with TerreStar; won a trial deal with Verizon for LTE; and was chosen together with Panasonic by NTT DoCoMo in Japan for its super 3G (LTE) base station project.

•	Nokia Siemens Networks demonstrated the world’s first multi-user field trial in an urban environment using LTE technology, which delivers data rates up to 10 times the current level. Nokia Siemens Networks also became the first company to successfully deploy hybrid backhaul in a live network, aimed at allowing operators to reduce costs while boosting capacity.

•	The company signed a cooperation agreement with Intel in IPTV; and launched a new 3G Femto Home Access solution and then struck Femto cooperation deals with Airvana Inc. and Thomson.

•	Nokia Siemens Networks announced an energy efficiency solution designed to lower customers’ energy consumption and operating expenses.

•	Nokia Siemens Networks reached a USD 935 million agreement on supplying 2G and 3G network equipment to Zain in Saudi Arabia.

Nokia Siemens Networks Business Units

Nokia Siemens Networks has six business units: Radio Access; Converged Core; IP Transport; Operations and Business Software; Broadband Access; and Services. These are supported by Operations; Research, Technology & Platforms; and Customer and Market Operations.

Radio Access develops GSM, EDGE and 3G/WCDMA/HSPA radio access networks and cellular transmission for operators and network providers. It also develops new technologies such as I-HSPA, LTE and mobile WiMAX to support the uptake of mobile data services and introduce flat architecture for wireless and mobile broadband applications. The main products offered by Radio Access are base stations, base station controllers and cellular transmission equipment. As data speeds evolve, these products are increasingly used for data traffic in addition to traditional wireless voice traffic.

Converged Core develops core network solutions for mobile and fixed network operators. The main products are switches, different kinds of network servers and media gateways. Nokia Siemens Networks circuit-switched network solutions are aimed at helping operators reduce the cost of providing voice minutes to subscribers. Its packet-switched and Internet Protocol-based core network solutions bring new functionality to the networks and are designed to enable operators to more efficiently offer advanced services such as Voice over IP, or VoIP, calls; video sharing; IPTV; Presence;

Internet access; and other IP-based services. Many of Nokia Siemens Networks core network products are used in both fixed and mobile networks as part of so-called fixed-mobile convergence.

IP Transport focuses on transport networks, which are the underlying infrastructure for all fixed and mobile networks. Consumer applications, the growth of the Internet and new services have resulted in strong growth in bandwidth demand over these networks. IP Transport provides key elements for high-speed next generation network connectivity including transmission systems for dense wavelength division multiplexers, or DWDM; and synchronous digital hierarchy, or SDH; IP routers; carrier ethernet switches; and microwave radio equipment.

Operations and Business Software provides operations and business support systems software. Operations support systems seek to improve the operational efficiency of operators and reduce network complexity, while business support systems let operators differentiate themselves from the competition by enabling flexible pricing and charging of services and calling plans. Operations and Business Software has five business lines:

•	Element Operations ensures that equipment within the network is maintained efficiently

•	Network Management integrates the management of multiple network technologies

•	Service Management automates the customer management of the operator and ensures end-users receive high-quality services

•	Middleware provides a common software layer within the operator’s network

•	Business Support Systems provides prepaid, charging and care solutions

Broadband Access produces digital subscriber line access multiplexers, passive optical network and narrowband/multi-service equipment, as well as access switches for the fixed-line telecommunications industry. The business unit aims to provide cost-efficient high bandwidth for access networks, enabling high quality “triple play” services such as high-speed Internet, VoIP and IPTV. It has a comprehensive portfolio of fiber and copper line access equipment.

Services offers operators a broad range of operation services, from consultancy to outsourced operations; systems integration to hosting; and from network design to full turnkey solutions including network care. Services has the capability to integrate software from virtually all vendors, helping operators and service providers to achieve a higher quality of service with lower operating and capital expenditure.

Compliance Program—Nokia Siemens Networks

Due to the ongoing criminal and other governmental investigations at Siemens, related to allegedly unlawful transactions and payments, which include such activities within Siemens’ carrier-related operations transferred to Nokia Siemens Networks, the new company has placed the highest importance on its compliance program.

In addition to a strong finance and control organization with internal financial controls designed to ensure high standards of reporting and compliance with all applicable laws, Nokia Siemens Networks is implementing an expanded compliance program. This program includes training programs and defined, specialized approval processes for entering into business transactions with the potential for corruption risks and for engaging third-party consultants in the sales process. Nokia Siemens Networks has zero tolerance for financial or other business misconduct.

Nokia Siemens Networks’ Code of Conduct, based on the Nokia Code of Conduct, defines boundaries between appropriate and inappropriate business behavior. According to the Code of Conduct, Nokia Siemens Networks employees must not engage in activities that may lead to conflicts of interest, such as any agreement or understanding regarding gifts, hospitality, favors, benefits or bribes in exchange for gaining or maintaining business. The Code of Conduct is supported by the company’s anti-corruption compliance program, which includes, among other things, a detailed handbook, training, and monthly reporting from key business personnel.

Following the launch of the Code of Conduct on April 1, 2007, Nokia Siemens Networks commenced a significant e-learning and communication campaign to ’bring the Code to life’ and reinforce commitment across the organization. By the end of 2007, the Code of Conduct was available in 18 languages and over 17 000 employees had already successfully completed the company’s online Code of Conduct test, showing their understanding of the contents and application of the code.

For further information regarding the investigations at Siemens, see “Item 3.D Risk Factors—The Siemens carrier-related operations transferred to Nokia Siemens Networks are the subject of various ongoing criminal and other governmental investigations related to whether certain transactions and payments arranged by some current or former employees of Siemens’ Com business group were unlawful. As a result of those investigations, government authorities and others have taken and may take further actions against Siemens and/or its employees that may involve and affect the assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer or violations that may have occurred after the transfer, of such assets and employees that could have a material adverse effect on Nokia Siemens Networks and our reputation, business, results of operations and financial condition.”

Sales and Marketing—Nokia Siemens Networks

Sales

The Customer and Market Operations organization oversees sales and marketing at Nokia Siemens Networks. Customer teams and customer business teams, which handle larger, multinational customers, act as the company’s main customer interfaces to create and capture sales opportunities by developing solutions together with their customers. Sales of infrastructure equipment and software to customers are done either directly or through approved Nokia Siemens Networks reseller companies.

Nokia Siemens Networks has organized its customer business teams on a regional basis. For the biggest global customers, dedicated account units beyond this regional structure are in place. Each of Nokia Siemens Networks’ customers is supported by a dedicated account team. In addition, customer executive teams led by Nokia Group Executive Board members focus on both Nokia’s devices business and Nokia Siemens Networks for the largest operator groups.

Solution Sales Management and Marketing supports the sales process by managing bids and pricing for products and services, as well as positioning the Nokia Siemens Networks brand through marketing events and communication.

Marketing

Nokia Siemens Networks has introduced its own brand and during 2007 sought to position the brand with customers, media, and analysts through opening events, brand engagement activities and customer-focused activities around the company’s broad product, services and solution portfolio.

Nokia Siemens Networks also began to build a solutions-driven company that seeks a deeper partnership with its customers by focusing on the specific business needs of an operator and the day-to-day running of its networks, rather than on solely providing network equipment to meet technology-specific needs. An example of this solutions-driven approach is the company’s “Fit4Business” tool, an interactive program that allows service providers to analyze their strategic options, market position, growth opportunities and ways to improve profitability together with Nokia Siemens Networks.

Production—Nokia Siemens Networks

Operations is responsible for the supply chain management of all Nokia Siemens Networks’ hardware, software and original equipment manufacturer, or OEM, products. This includes supply planning, manufacturing, distribution, procurement, logistics, demand/supply network design and delivery capability creation in product programs.

At December 31, 2007, Nokia Siemens Networks had production facilities in nine major plants globally: three in China, two in Finland, three in Germany, and one in India.

Nokia Siemens Networks works with best-in-class manufacturing service suppliers to increase its flexibility and optimize costs. Approximately 20% of Nokia Siemens Networks production is outsourced.

Certain components and sub-assemblies for Nokia Siemens Networks products, including company-specific integrated circuits and radio frequency components, servers, sub-assemblies such as printed wire-board assemblies, filters, combiners and power units, and cabinets, are sourced and manufactured by third-party suppliers. Nokia Siemens Networks then assembles components and sub-assemblies into final products and solutions. For selected products and solutions, third-party suppliers deliver final goods directly to our customers. Consistent with industry practice, Nokia Siemens Networks manufactures telecommunications systems on a contract-by-contract basis.

Nokia Siemens Networks generally prefers to have multiple sources for its components, but it sources some components from a single or a small number of selected suppliers. As is the case with suppliers to Nokia’s device business groups, management believes that these business relationships are stable and typically involve a high degree of cooperation in research and development, product design and manufacturing. This is necessary in order to ensure optimal product interoperability. See “Item 3.D Risk Factors—We depend on a limited number of suppliers for the timely delivery of sufficient amounts of fully functional components and sub-assemblies and for their compliance with our supplier requirements, such as our and our customers’ product quality, safety, security and other standards. Their failure to do so could materially adversely affect our ability to deliver our products, services and solutions successfully and on time.”

Technology—Nokia Siemens Networks

Research, Technology & Platforms focuses on technology research, standardization teams, intellectual property rights, or IPR, R&D services and platform development. It supports all business units in their efforts to serve fixed, mobile and integrated operators, and other service providers around the globe. Research, Technology & Platforms cooperates with universities, the IT industry, and IPR standardization and other industry cooperation bodies worldwide.

Nokia Siemens Networks research and development work focuses on wireless and wireline communication solutions that enable communication services for people and businesses. These include wireless connectivity solutions like GSM, EDGE, WCDMA, TD-SCDMA, HSPA, WiMAX and LTE for operators with or without 3G spectrum and wireline connectivity solutions based on copper (ADSL, VDSL) and fiber (PON, NG-PON) access.

In the transport and aggregation domain, Carrier Ethernet, IP Routing, IP traffic analysis and multi-access mobility are among the key focus areas. Within the applications domain, research and development focuses on the service delivery framework (SDF), common service, subscriber and device profile data storage. It also focuses on peer-to-peer, or person-to-person, IP connectivity session control (IMS), network/service/subscriber/device management, online and offline charging for post- and pre-paid subscribers. Nokia Siemens Networks also works to improve technologies like VoIP, IP Centrex, messaging, browsing, downloading and streaming to allow consumer and business users to share and collaborate.

Where appropriate, Nokia Siemens Networks seeks to provide support for technologies that it does not produce itself.

Patents and Licenses—Nokia Siemens Networks

Nokia Siemens Networks seeks to safeguard its investments in technology through adequate intellectual property protection, including patents, design registrations, trade secrets, trademark registrations and copyrights.

Nokia Siemens Networks owns a significant portfolio comprising IPRs that have been transferred from its parent companies and IPRs filed since its start of operations on April 1, 2007 resulting from strong investment in research and development. Nokia Siemens Networks is a world leader in the development of wireless technologies such as GSM/EDGE, 3G/WCDMA, HSPA, OFDM, WiMax, LTE and TD-SCDMA, as well as of transport and broadband technologies, and it has robust patent portfolios in a broad range of technology areas. The portfolio includes standards-related essential patents that have been declared by Nokia and Siemens. Nokia Siemens Networks will declare its own essential patents based on evaluation of pending patent applications with respect to standards. Nokia Siemens Networks receives and pays certain patent royalties based on existing licensing contracts with telecommunication vendors.

See “Item 3.D Risk Factors — We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop or otherwise acquire these complex technologies as required by the market, with full rights needed to use in our business, or to protect them, or to successfully commercialize such technologies as new advanced products, services and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business and results of operations.” See also “Item 3.D Risk Factors — Our products, services and solutions include increasingly complex technologies some of which have been developed by us or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products, services and solution offerings, and/or costly and time-consuming litigation, which could have a material adverse effect on our business and results of operations” and “Item 3.D Risk Factors — Our products, services and solutions include numerous new Nokia and Nokia Siemens Networks patented, standardized, or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our business and results of operations.”

Competition—Nokia Siemens Networks

In 2007, the competitive environment changed significantly in the market for mobile and fixed networks infrastructure and related services with the emergence of the merged Alcatel-Lucent and the formation of Nokia Siemens Networks. As a result, together with Ericsson and Huawei, there are now four major global players leading the network infrastructure market that offer a portfolio covering both equipment and services.

Our principal competitors in network infrastructure include Alcatel-Lucent, Cisco, Ericsson, Huawei, Motorola, NEC, Nortel and ZTE. In services, competition is from both traditional as well as non-traditional telecommunications players such as Accenture, HP and IBM. HP is active in the service delivery platform market and IBM is active, for example, in the billing and data center businesses. In addition to these companies, there are many other companies such as Fujitsu, Juniper, Samsung and Tellabs, which have a narrower scope in terms of served regions and business areas.

Conditions in the market for mobile and fixed networks infrastructure and related services remain challenging. Despite strong volume growth globally in infrastructure equipment in 2007, volume growth was significantly offset by equipment price erosion, a maturing of industry technology and intense price competition. In addition, consolidation among network operators has increased the need for scale, which is continuing on a regional basis. The increasing demand for data communication has heightened the need for a broader business scope, with companies trying to differentiate themselves through innovations such as reduced energy consumption.

In the fastest-growing part of our business, services, which include managed services (outsourcing), consulting, systems integration and hosting, vendors are judged upon their ability to identify and solve customer problems rather than their ability to supply equipment at a competitive price. Competition comes from both established and non-traditional companies, including Ericsson and IBM.

In businesses such as radio networks, the 2G (GSM) segment is facing intense price competition in emerging countries, where operators need to make large investments in networks but generally receive low revenues per customer. In mature markets, there has been a slowdown in operator investments. Within the 3G segment, leading vendors are competing based on factors including technology innovation, such as lower energy consumption equipment, and less complex network architectures.

The fixed line market continues to be characterized by intense price pressure, both in terms of equipment price erosion due to heavy competition, especially from Asian vendors, and from declining tariffs, which are expected to continue to fall. Decreasing fixed line revenues combined with rising voice and data network traffic are expected to force network operators to invest in new business opportunities and continue their network evolution to converged IP/Ethernet- and wavelength-division multiplexing- based transport architectures. The global trend of subscribers moving to mobile communications from fixed communications is expected to accelerate, especially with the sharp growth in the number of mobile subscribers in markets where it is not economically feasible to build a fixed network.

See “Item 3.D Risk Factors—Competition in our industry is intense. Our failure to maintain or improve our market position or respond successfully to changes in the competitive landscape may have a material adverse effect on our business and results of operations.”

The following sections describe matters related to both Nokia’s devices business and Nokia Siemens Networks.

Seasonality—Devices and Nokia Siemens Networks

For information on the seasonality of Nokia’s devices business and Nokia Siemens Networks business, see “Item 5.A Operating Results—Overview—Certain Other Factors—Seasonality.”

Sales in sanctioned countries—Devices and Nokia Siemens Networks

We are a global company and have sales in most countries of the world. We sold mobile devices and network equipment, through Nokia Siemens Networks, to customers in Iran, Sudan and Syria in 2007. Our aggregate sales to customers in these countries in 2007 accounted for approximately 1.1% of Nokia’s total net sales, or EUR 573 million. Iran, Sudan and Syria are subject to US economic sanctions that are primarily designed to implement US foreign policy and the US government has designated these countries as “state sponsors of terrorism.”

Government Regulation—Devices and Nokia Siemens Networks

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work or our customers do business. As a result, changes in various types of regulations applicable to current or new technologies, products or services could affect our business adversely. Moreover, the implementation of technological or legal requirements, such as the requirement in the United States that all handsets must be able to indicate their physical location, could impact our products, services and solutions, manufacturing or distribution processes, and could affect the timing of product, services and solution introductions, the cost of our production, products, services or solutions, as well as their commercial success. Export control, tariffs or other fees or levies imposed on our products; environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products, services and solutions; as well as new services related to our products, could adversely affect our net sales and results of operations.

In the United States, our products and solutions are subject to a wide range of government regulations that might have a direct impact on our business, including, but not limited to, regulation related to product certification, standards, spectrum management, access networks, competition and environment. For example, it is in our interest that the Federal Communications Commission maintains a regulatory environment that ensures the continued growth of our industry sector in the United States. In addition, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. We are in continuous dialogue with relevant United States agencies, regulators and the Congress through our experts, industry associations and our office in Washington, D.C.

EU regulation has in many areas a direct effect on our business and customers within the single market of the European Union. For example, in the telecommunications sector the EU has adopted a set of rules that harmonizes the EU Member States’ regulatory framework for electronic communication networks and services, and aims to encourage competition in the internal electronic communications markets. Also, other regulatory measures have been taken in recent years in order to address competitiveness, innovation, intellectual property rights, consumer protection and environmental policy issues relating to the sector. These legal requirements influence, for example, the conditions for innovation and investment in fixed and wireless broadband communication infrastructure. We interact continuously with the EU institutions through our experts, industry associations and our office in Brussels.

Corporate Responsibility—Devices and Nokia Siemens Networks

Customers

Accessibility of Nokia devices

Accessibility is about making Nokia devices and services usable and accessible to the greatest possible number of people, including customers with disabilities. We have been working on accessibility concerns for more than 10 years, and by the end of 2007 we offered more than 60 device features or applications aimed at providing greater accessibility for people with limitations in hearing, speech, vision, mobility and cognition. During the year, we also held an innovation summit that brought together representatives from disability organizations, regulators and academia to discuss accessibility priorities and initiatives.

During 2007, we offered several features for accessibility, including:

•	A greater choice of devices compatible with hearing aids

•	Enhanced software for converting text to speech, a pre-installed font magnifier, a talking alarm, and a speaking clock for customers with vision loss

•	Nokia Conversation, an application aimed at making it easier for customers who rely on text for communication to keep track of their messages

Employees

Values renewal at Nokia’s devices business

During 2007, we reviewed and refined our Nokia values in order to engage employees and reflect changes to our devices business and the way we work. More than 2 500 employees from around the world took part in 16 regional events to help us develop the key themes for our new values. Involving employees at every stage of the process ensured that the values are relevant to them and helped to embed a strong values culture throughout the business. In addition, approximately 13 000 employees took part in the Nokia Way Jam, a 72-hour online discussion to share ideas about Nokia’s direction, business, culture and values.

The values we agreed upon are an evolution of the previous Nokia values:

•	Achieving Together

•	Very Human

•	Engaging You

•	Passion for Innovation

Nokia Siemens Networks values defined

In 2007, Nokia Siemens Networks set out to create a fresh culture for the new company that would reflect its business objectives and the values of its people. Approximately 10 000 employees joined in an online discussion to say what they believe matters most to the company. Nokia Siemens Networks then picked some key topics and invited all its employees to join a 72-hour online forum in June 2007 to refine those ideas. Some 250 volunteers then formed working groups to develop Nokia Siemens Networks values, which are:

•	Focus on Customers

•	Win Together

•	Innovate

•	Communicate Openly

•	Inspire

Nokia’s devices business Code of Conduct

Efforts at expanding the knowledge among employees of Nokia’s Code of Conduct continued in 2007. By the end of the year, approximately 98% of Nokia employees had completed the Nokia Code of Conduct training provided by the company. Information on the Nokia Code of Conduct is available in 19 languages, and we have also introduced a web training tool and online test for employees to confirm they understand the issues covered in the Nokia Code of Conduct.

Nokia Siemens Networks’ Code of Conduct

In 2007, Nokia Siemens Networks launched its Code of Conduct as part of a broader compliance program which it is implementing. See “Item 4.B Business Overview—Nokia Siemens Networks—Compliance Program.”

Labor conditions at Nokia device plants

Following assessments in 2006 of labor conditions at our mobile device manufacturing plants, in 2007 we distributed a new, clearer assessment framework covering the International Labor Organization’s conventions and other recognized international labor standards. Our aim is that more straightforward assessments and clearer measurement systems will make it easier for factory managers to implement changes, and will help to improve communication with external stakeholders. We also expect that they will make it easier to follow up after an assessment.

Labor conditions at Nokia Siemens Networks infrastructure plants

During 2007, Nokia Siemens Networks continued to review the status of labor conditions at infrastructure plants with a view towards creating company-wide guidelines by the end of 2008.

Awards and recognition for Nokia’s devices business

Our mobile device manufacturing plant in Manaus, Brazil was awarded the Quality of Work Environment Award in 2007 by Sesi Amazones, the Brazilian Social Service of Industry program. Our plant in

Chennai, India, received the Environmental Management System (ISO 14001) and Occupational Health and Safety Assessment series (OHSAS 18001) certification.

In June 2007, we became the first company to announce its support of a project aimed at driving environmental and social policy to protect the Amazon rainforest. The project has been developed by Suframa, the federal agency responsible for managing the social and economic development model in the Manaus Free Zone and Western Amazon states.

Compensation and benefits—Nokia’s devices business

In 2007, we revised the way employee bonuses are structured in order to ensure transparency and consistency across our devices business. We held several focus groups bringing together managers, human resources experts and employee representatives. We also benchmarked our incentive systems against those offered by other companies.

Compensation and benefits—Nokia Siemens Networks

In 2007, Nokia Siemens Networks began the process of harmonizing the compensation and benefits policies and practices of the two entities that formed the new company. Issues covered include job grading, compensation processes, incentives, benefits and relocation policies.

Suppliers

Nokia’s devices business

In 2007, we rolled out our updated Nokia Supplier Requirements for our mobile device suppliers. This latest version of our requirements includes an increased focus on labor, health and safety, ethics and environmental issues consistent with our own internal guidelines and policies. During the year, we continued to monitor device supplier performance and build capabilities through supplier assessments and development activities.

Our device suppliers were subject to 80 Nokia Supplier Requirements assessments and six in-depth labor, health & safety and environmental assessments in 2007, conducted by our internal assessors. We also participated in an industry joint supplier audit pilot as part of Nokia’s participation in the Global e-Sustainability Initiative (GeSI). Assessment and development plans have now been put in place with the assessed device suppliers. We also participated in a multi-stakeholder project in China to drive corporate responsibility improvements in the device supply chain in a sustainable manner.

In 2007, we worked on setting energy efficiency and emission targets for certain contract manufacturers and component suppliers in line with Nokia’s own targets. We also started to communicate with our device suppliers regarding the EU regulation on Registration, Evaluation, Authorization and Restriction of Chemical substances (REACH).

Nokia Siemens Networks

All Nokia Siemens Networks suppliers must meet Nokia Siemens Networks global Supplier Requirements, which set standards for the management of ethical, environmental and social issues. During 2007, five in-depth internal audits were carried out, with recommendations given for improvements in several areas, including employment contracts, overtime, trade unions, health and safety, and young workers on night shifts. All the issues identified were relatively minor and we have confirmed that improvements have been made. From its inception, Nokia Siemens Networks has joined the Global e-Sustainability Initiative (GeSI) which is developing, for example, tools and management processes to help members deal with supply chain issues.

Society

Nokia’s devices business

During 2007, Nokia commissioned The Centre for Knowledge Studies to carry out a study of the effect of mobile devices on economic and social life in rural areas. The study identified several service areas which could be transformed by mobile technology to improve people’s quality of life, including transport, micro-commerce, healthcare, governance, education and infotainment. Also, Nokia has been developing mobile data-gathering software aimed at enabling organizations such as government departments to replace paper forms, reduce costs and improve efficiency. We have also developed channels to deliver educational materials over mobile networks.

Other activities in 2007 included building on the success of Village Phone through the establishment by Nokia and the Grameen Foundation of a new initiative called Village Phone Direct. It is an innovative, micro-franchise approach to Village Phone that allows any microfinance institution or other organization to work independently with their local operator to develop a Village Phone program for their clients. Village Phone Direct initiatives were implemented in Haiti and the Philippines in 2007.

In 2007, we continued with our efforts in youth development and by the end of the year had activities underway in approximately 40 countries. These projects address important local issues, such as employability and health, and encourage young people to contribute to their local communities.

Nokia employees continued to give their time to community projects they care about through the Nokia Helping Hands employee volunteering program. In 2007, more than 5 900 employees in some 30 countries volunteered more than 32 000 hours of service.

Nokia Siemens Networks

During 2007, Nokia Siemens Networks defined the strategic direction for its corporate social responsibility activities, including such areas as rural connectivity, disaster relief, and education programs in schools and universities supported by a volunteer program. Nokia Siemens Networks launched the Village Connection solution, which is aimed at providing low-cost connectivity in rural areas and enabling local entrepreneurs to provide community connectivity. In South Africa, Nokia Siemens Networks participated in initiatives relating to Broad-Based Black Economic Empowerment. In France, the company joined the initiative Cercle Passeport Telecom, which supports young teens from disadvantaged socio-economic backgrounds. In Oman, Nokia Siemens Networks provided support for victims of the flood of Cyclone Gonu, and in Greece, together with Nokia, the company supported projects to help students go back to school after the devastating forest fires.

Environment

In 2007, we continued to look for possibilities to reduce the environmental impact of our devices and operations at each stage of the product life cycle. Focus areas include materials used, energy efficiency, the manufacturing process and recycling. In 2007, we also started to look at mobile services advocating more sustainable lifestyles, by offering environmental content in our devices. For example, in China, the mobile educational service Mobiledu includes environmental elements.

Recycling Nokia devices

Between 65% and 80% of a Nokia mobile device can be recycled. We participate in collective recycling schemes with other equipment manufacturers; have our own collection points for recycling used mobile devices and accessories in approximately 85 countries; and engage in collection campaigns with retailers, operators, other manufacturers and local authorities around the world. Campaigns aim at increasing consumer awareness of their responsibility for bringing back their used devices for recycling. Additionally, we work with qualified recyclers around the world to ensure proper end-of-life treatment for used devices.

One of our most successful recycling initiatives is the Green Box campaign in China, which was initiated in cooperation with China Mobile and Motorola in 2006. Collection volumes from the Green Box campaign had exceeded one million pieces of equipment by the end of 2007.

In 2007, Nokia continued to finance the collection and treatment of electronic waste in different EU countries in accordance with European Union WEEE directive 2002/96/EC (Waste Electrical and Electronic Equipment). The WEEE directive specifies that the costs of collecting and treating electronic waste in the EU are split among manufacturers according to their market share per product category in a given EU country.

Energy saving in Nokia’s device business

Over the last nine years, we have reduced the average no-load energy used by our chargers by over 50%, and our best-in-class charger needs just one tenth of the power used by our most common chargers. In May 2007, we became the first mobile manufacturer to put alerts into devices encouraging people to unplug their chargers. We have committed to include these alerts across the Nokia product range during 2008.

In 2007, we committed to all Nokia chargers being compliant with the US Environmental Protection Agency’s Energy Star requirements by the end of 2008. Our newest chargers, such as that used with the Nokia 3110 Evolve, launched in December 2007, use up to 94% less energy than Energy Star requirements and also meet the highest European Union standards.

At the end of 2007, we joined the Climate Savers program with the WWF. As part of the program, we confirmed our targets for reducing the average no-load stand-by energy use of chargers and committed to further energy saving projects in Nokia facilities and to increasing the use of green electricity.

Materials in Nokia devices and packaging

As of the beginning of 2007, all Nokia mobile devices worldwide are fully compliant with EU RoHS (Restriction of Hazardous Substances). We have also phased out PVC from all Nokia’s mobile devices and enhancements.

In December 2007, we introduced the Nokia 3110 Evolve, the first mobile device whose bio-covers use more than 50% renewable materials, reducing the amount of fossil fuels used to manufacture it. The packaging for the Nokia 3110 Evolve contains 60% recycled materials, which doubles the amount of recycled content typically used. The packaging is also smaller in size, which means substantially less cardboard used and energy consumed during transportation.

Nokia Siemens Networks

Nokia Siemens Networks aims to exceed mandatory requirements for environmental stewardship and to set the pace for our industry, based on lifecycle thinking, by:

•	designing products to minimize environmental impacts over the entire lifecycle

•	reducing suppliers impacts through supplier network management

•	focusing on environmental management of our own operations

•	reducing impacts at the end of our equipment’s useful life by recovering materials and energy and reusing or disposing of substances properly

4.C Nokia Organizational Structure

The following is a list of Nokia’s significant subsidiaries as of December 31, 2007. See, also, “Item 4.A—History and Development of the Company—Organizational structure.’’

		Nokia		Nokia
	Country of	Ownership		Voting
Company	Incorporation	Interest		Interest

Nokia Inc	United States	100%		100%
Nokia GmbH	Germany	100%		100%
Nokia UK Limited	England & Wales	100%		100%
Nokia TMC Limited	South Korea	100%		100%
Nokia Telecommunications Ltd	China	83.9%		83.9%
Nokia Finance International B.V.	The Netherlands	100%		100%
Nokia Komárom Kft	Hungary	100%		100%
Nokia India Pvt Ltd	India	100%		100%
Nokia Spain S.A.U.	Spain	100%		100%
Nokia Italia S.p.A	Italy	100%		100%
Nokia do Brazil Technologia Ltda	Brazil	100%		100%
Nokia Siemens Networks B.V.	The Netherlands	50	%(1)	50	%(1)
Nokia Siemens Networks Oy	Finland	50%		50%
Nokia Siemens Networks GmbH & Co KG	Germany	50%		50%
Nokia Siemens Networks Pvt. Ltd.	India	50%		50%

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Networks group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors and, accordingly, Nokia consolidates Nokia Siemens Networks.

4.D Property, Plants and Equipment

At December 31, 2007, Nokia operated 10 manufacturing facilities in nine countries for the production of mobile devices, and Nokia Siemens Networks had nine major production facilities in four countries. We continually assess the efficiency and competitiveness of our manufacturing facilities. In March 2007, we announced plans to set up a new mobile device manufacturing facility in Romania, where production started in February 2008. In January 2008, we announced plans to discontinue the production of mobile devices in Germany and to close our Bochum facility there by mid-2008. We plan to move the production from the Bochum site to our other, more cost-competitive sites in Europe.

We consider the productive capacity of our manufacturing facilities to be sufficient to meet the requirements of our devices and networks infrastructure businesses. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance. See, also, “Item 4.B Business Overview—Mobile Devices—Production” and “—Nokia Siemens Networks—Production.”

The following is a list of the location, use and capacity of manufacturing facilities for Nokia devices and Nokia Siemens Networks infrastructure equipment.

Productive
Capacity, Net
Country	Location and Products	(m2)(1)

BRAZIL	Manaus: mobile devices	26 709
CHINA	Beijing: mobile devices	24 108
	Dongguan: mobile devices	23 480
	Beijing: switching systems	7 461
	Shanghai: base stations, broadband access systems, base stations controllers, transmission systems	20 797
	Suzhou: base stations	9 071
FINLAND	Salo: mobile devices	31 182
	Oulu: base stations	13 309
	Espoo: switching systems, microwave radio products	9 002
GERMANY	Bochum: mobile devices	30 318
	Berlin: optical transmission systems	13 558
	Bruchsal: switching systems, transmission systems, broadband access systems	28 616
	Durach: base stations, microwave radio products, base station controllers	17 470
HUNGARY	Komárom: mobile devices	36 876
INDIA	Chennai: mobile devices	22 940
	Calcutta: switching systems, broadband access systems, transmission systems	8 766
MEXICO	Reynosa: mobile devices	21 151
REPUBLIC OF KOREA	Masan: mobile devices	31 357
UNITED KINGDOM	Fleet: mobile devices	2 728

(1)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

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

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the year ended December 31, 2007 are not directly comparable to the results for the years ended December 31, 2006 and 2005, respectively. Nokia’s 2006 and 2005 results included our former Networks business group only.

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report and “Item 3.D Risk Factors.” Our financial statements and the financial information discussed below have been prepared in accordance with IFRS.

For the purposes of the discussion under “—Principal Factors Affecting our Results of Operations—Mobile Devices” and “Item 5.C Research and Development, Patents and Licenses”, our mobile device net sales and costs include the total net sales and costs of the Mobile Phones and Multimedia business groups, as well as the Mobile Devices business unit of the Enterprise Solutions business group.

Through December 31, 2007, Nokia reported on the following three device business segments: Mobile Phones, Multimedia and Enterprise Solutions. As of January 1, 2008, the three device business segments were replaced by an integrated business segment: Devices & Services. Through March 31, 2007, we also reported on a networks business segment, which was replaced from April 1, 2007 by Nokia Siemens Networks. For a description of our organizational structure see “Item 4.A—History and Development of the Company—Organizational Structure.” Business segment data in the following discussion is prior to inter-segment eliminations. See Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Overview

The following table sets forth the net sales and operating profit for our business groups for the three years ended December 31, 2007.

Net Sales and Operating Profit by Business Group*

	Year Ended December 31,
	2007		2006		2005
	Net	Operating	Net	Operating	Net	Operating
	Sales	Profit/(Loss)	Sales	Profit/(Loss)	Sales	Profit/(Loss)
	(EUR millions)

Mobile Phones	25 083	5 434	24 769	4 100	20 811	3 598
Multimedia	10 538	2 230	7 877	1 319	5 981	836
Enterprise Solutions	2 070	267	1 031	(258)	861	(258)
Nokia Siemens Networks	13 393	(1 308)	7 453	808	6 557	855
Common Group Expenses	—	1 362	—	(481)	—	(392)
Eliminations	(26)	—	(9)	—	(19)	—

Total	51 058	7 985	41 121	5 488	34 191	4 639

*	As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the year ended December 31, 2007 are not directly comparable to the results for the years ended December 31, 2006 and 2005, respectively. Nokia’s 2006 and 2005 results included our former Networks business group only.

For 2007, our net sales increased 24% to EUR 51 058 million, compared to EUR 41 121 million in 2006. Our net sales in 2006 increased 20% compared with EUR 34 191 million in 2005. At constant currency, net sales would have grown 28% between 2006 and 2007 and 17% between 2005 and 2006. Our gross margin in 2007 was 33.9%, compared with 32.5% in 2006 and 35.0% in 2005. Our operating profit for 2007 increased 46% to EUR 7 985 million, which included a EUR 1 879 million non-taxable gain on the formation of Nokia Siemens Networks and EUR 1 110 million of restructuring charges and other items in Nokia Siemens Networks. Operating profit in 2006 was EUR 5 488 million. Our operating profit in 2006 increased by 18% from EUR 4 639 million in 2005. Our operating margin was 15.6% in 2007, compared with 13.3% in 2006 and 13.6% in 2005.

The following table sets forth the distribution by geographical area of our net sales for the three years ended December 31, 2007.

Percentage of Nokia Net Sales by Geographical Area*

	Year Ended December 31,
	2007	2006	2005

Europe	39%	38%	42%
Middle East & Africa	14%	13%	13%
China	12%	13%	11%
Asia-Pacific	22%	20%	18%
North America	5%	7%	8%
Latin America	8%	9%	8%

Total	100%	100%	100%

*	As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the year ended December 31, 2007 are not directly comparable to the results for the years ended December 31, 2006 and 2005, respectively. Nokia’s 2006 and 2005 results included our former Networks business group only.

The 10 markets in which we generated the greatest net sales in 2007 were, in descending order of magnitude, China, India, Germany, the UK, the US, Russia, Spain, Italy, Indonesia and Brazil, together representing approximately 50% of our total net sales in 2007. In comparison, the 10 markets in which we generated the greatest net sales in 2006 were China, the US, India, the UK, Germany, Russia, Italy, Spain, Indonesia and Brazil, together representing approximately 51% of our total net sales in 2006.

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

The following table sets forth our estimates for the global mobile device market volumes and year-on-year growth rate by geographic area for the three years ended December 31, 2007.

Global Mobile Device Market Volume by Geographic Area
(Based on Nokia Estimates)

	Year Ended		Year Ended		Year Ended
	December 31,	Change (%)	December 31,	Change (%)	December 31,
	2007	2006 to 2007	2006	2005 to 2006	2005
	(Units in millions, except percentage data)

Europe	284	3%	276	16%	238
Middle East & Africa	126	19%	106	68%	63
China	173	34%	129	29%	100
Asia-Pacific	254	34%	189	27%	149
North America	170	6%	160	13%	142
Latin America	130	10%	118	15%	103

Total	1 137	16%	978	23%	795

According to our estimates, in 2007 the global device market volume grew by 16% to 1 137 million units, compared with an estimated 978 million units in 2006. This growth was driven primarily by the strong growth in both replacement sales and sales from new subscribers in emerging markets, particularly China, Middle East & Africa and emerging countries in Asia-Pacific. Developed market device volumes were driven primarily by replacement sales. In those markets, replacement was driven primarily by device features such as color screens, cameras, music players, e-mail, WCDMA and overall aesthetics. We estimate that emerging markets accounted for almost 60% of industry device volumes in 2007, compared with approximately 55% in 2006. The entry-level device market has been an important growth driver for the industry over the last few years, specifically the portion of that market for devices priced at under 50 euros. This was particularly the case in 2007 where we estimate this part of the market represented over 35% of the total industry volumes. We estimate the converged device (smartphones) market was approximately 122 million units globally in 2007, growing strongly from approximately 80 million units in 2006.

At the end of 2007, we estimate that there were approximately 3.3 billion mobile subscriptions globally, representing approximately 43% global penetration. This is compared to approximately 2.7 billion mobile subscribers in 2006 and approximately 40% penetration.

The following table sets forth our mobile device volumes and year-on-year growth rate by geographic area for the three years ended December 31, 2007.

Nokia Mobile Device Volume by Geographic Area

	Year Ended		Year Ended		Year Ended
	December 31,	Change (%)	December 31,	Change (%)	December 31,
	2007	2006 to 2007	2006	2005 to 2006	2005
	(Units in millions, except percentage data)

Europe	117.2	17.7%	99.6	13%	88.5
Middle East & Africa	75.6	42.1%	53.2	36%	39.2
China	70.7	38.6%	51.0	56%	32.6
Asia-Pacific	112.9	41.5%	79.8	65%	48.4
North America	19.4	(23.3)%	25.3	(2)%	25.8
Latin America	41.3	7.0%	38.6	27%	30.4

Total	437.1	25.8%	347.5	31%	264.9

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, mobile device volumes were up 26% in 2007 compared with 2006, reaching 437 million units. Based on our market estimate, our volume market share grew to 38% in 2007, compared with 36% in 2006. In 2007, we estimate that Nokia was the market leader in Europe, Asia-Pacific and Latin America. We further estimate that we were also the market leader in the fastest growing markets of the world, including China, Middle East & Africa, South East Asia-Pacific and India, as well as in WCDMA technology. In one of the fastest growing segments of the market, converged devices (smartphones), our estimated market share was approximately 50% in 2007. We continued to be the market share leader in the fast growing entry-level market, specifically the portion of that market for devices priced at under 50 euros. In 2007, we estimate this part of the market represented over 35% of the total industry volumes and Nokia’s market share in this entry-level segment was over 50%.

We believe that successfully competing in the mobile device industry is increasingly challenging, as industry participants need to master many elements in order to win. The increasing industry complexity and challenges of mastering the essential elements efficiently are driving a continuing trend of consolidation, both in terms of share of industry volumes and profit. As a demonstration of this consolidation, we estimate the market share of the top five competitors increased to 82% by the end of 2007 from less than 70% in 2000. We also estimate that the share of operating profit of the top five competitors in 2007 grew to 69% from 51% in 2006.

During 2007, we gained device market share in all regions except North America and Latin America, where our market share declined. In Middle East & Africa, we had excellent market share gains in 2007. We continued to benefit in Middle East & Africa from our brand, broad product portfolio and extensive distribution system.

Our significant market share gains in Asia-Pacific were primarily driven by our strong position in the fastest growing markets, such as India. In Asia-Pacific, we continued to benefit from our brand, broad product portfolio and extensive distribution system.

In Europe, our market share was up significantly in 2007, increasing in most European markets, including France, Germany, Italy, Russia, Spain and the United Kingdom. In Europe, we benefited from a strengthened and broad product portfolio.

In China, we gained market share in 2007 driven by our firmly established and extensive distribution system, broad product portfolio, brand and strong market share in the entry level.

In Latin America, our 2007 market share was down slightly. Strong share gains in markets such as Brazil were more than offset by a lower market share in Mexico. Our strengths in Latin America continued to be our strong entry-level product portfolio and improving mid-range offering.

In North America, our market share declined in 2007. The lower market share in North America in 2007 was primarily driven by our much lower CDMA device volumes compared to 2006, as we effectively ramped down our existing CDMA business during 2007.

Our device ASP in 2007 was EUR 86, declining 10% from EUR 96 in 2006. According to our estimates, industry ASPs also declined in 2007. Our lower ASP in 2007 compared with 2006 was primarily the result of a significantly higher proportion of entry level device sales where the industry growth has been strong and where we have a leading share, and to a lesser extent by the negative effect of the weaker US dollar on our net sales.

Ongoing factors affecting our performance in mobile devices

Our performance in the mobile device business is determined by our ability to satisfy the competitive and complex requirements of the market and our current and potential customers. We will need to continue to leverage and, in some cases, improve our competitive advantages of scale, brand, manufacturing and logistics, technology, broad product portfolio, cost structure, quality and intellectual property rights, or IPR. Our huge scale contributes to our low cost structure. As the devices business is a consumer business, brand is a major differentiating factor, having broad effects on market share and pricing. The Business Week and Interbrand annual rating of 2007 Best Global Brands positioned Nokia as the fifth most-valued brand in the world.

At the end of 2007, we made over 1.5 million devices per day in our 10 main device manufacturing facilities globally. We also enjoy a world-class logistics and distribution system and in 2007, we were ranked the number one company in the world in supply chain management by AMR Research. In terms of technology, we believe we need to develop, master, integrate and own relevant technology. This allows us to drive down manufacturing costs and also benefit from technology evolutions and discontinuities in terms of margin and market share.

In August 2007, we announced that we were introducing a multisourcing model for our chipsets. Under the revised strategy, we are discontinuing parts of our own chipset R&D and have expanded our use of commercially available chipsets to four suppliers. We are, however, continuing to develop our leading modem technology, which includes protocol software and related digital design for multi-protocol modems. The revised strategy is aimed at increasing the efficiency of our R&D efforts by allowing us to leverage external innovation through working with the best partners in a specific chipset development area, and by freeing our own R&D resources to focus on our core competencies in modem development and other areas central to our growth strategy, mainly consumer Internet services and enterprise software.

Our broad product portfolio allows us to serve all the relevant segments of the market. Quality is extremely important to consumers and to Nokia. Having high quality products is important because it is one of the key determinants for consumer purchasing behavior and also a critical element in managing costs effectively. Finally, of critical importance, competitiveness in our industry requires significant R&D investments, with IPRs filed to protect those investments and related inventions.

Our device net sales are driven by factors such as the global mobile device market volumes, the value of the mobile device market, our market share development and our ASP.

The global mobile device market volume is driven by the number of new subscribers (net adds) and the degree to which existing mobile subscribers replace their mobile devices with new devices. New subscriber growth, particularly in emerging markets, is impacted primarily by lower cost of ownership, driven by lower priced tariffs and lower cost mobile devices. The replacement market is driven by the introduction of devices that are attractive to end-users in terms of design, features, functionality and aesthetics. We estimate that the replacement market will continue to represent over 70% of the device industry volumes in 2008, compared with just under 70% in 2007. In 2008, we expect the most important drivers of the replacement market will continue to be purchases of devices with color screens, cameras, music players, converged multimedia applications, WCDMA and other general aesthetic features. We also expect that e-mail and navigation capability will be increasingly significant drivers of the replacement market in 2008. Replacement volumes in the emerging markets are having an increasingly significant impact on the global market. We estimate in emerging markets, replacements accounted for over 50% of total mobile device volumes in 2007, and we expect it to be over 60% in 2008. We are also seeing anecdotal evidence that some consumers in the emerging markets are upgrading to higher-priced devices when they replace their devices.

Industry volume growth is also influenced by, among other factors, global and regional economic factors, regional political environment, consumer spending patterns, competitive pressures, regulatory environments, the timing and success of product and service introductions by various market participants, including mobile network operators, the commercial acceptance of new mobile devices, technologies and services, the convergence of technologies in mobile devices and operators’ and distributors’ financial situations. Industry volumes are also affected by the level of mobile device subsidies that mobile network operators are willing to offer to end-users in the markets where subsidies are prevalent.

We expect industry mobile device volumes in 2008 to grow by approximately 10% from the approximately 1.14 billion units we estimate for 2007. We expect the volume growth in 2008 to be above 15% in Asia-Pacific, China and Middle East & Africa, and below 10% in Europe, Latin America and North America. We forecast that the four billion mobile subscriptions mark will be reached in 2009. We expect the device industry to experience value growth in 2008, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

Our device net sales growth is impacted by our market share development. Market share is driven by our ability to have a competitive product portfolio with attractive aesthetics, design and combination of value-adding functionalities and services for all major consumer segments and price points. Market share is also impacted by our brand, quality, distribution, ability to deliver, competitive cost structure and how we differentiate our products from those of our competitors. Our market share is also impacted by the growth of our accessible market and mix of the global markets. In 2007, for example, our global device market share benefited from our strong share in the fastest growing segments of the global market, such as India, Middle & East Africa, South East Asia Pacific, the entry-level market, WCDMA/GSM technologies and the converged device market.

We are targeting device volume market share gains in 2008. We believe that our global share should again benefit in 2008, as it did in 2007, from our strong, leading position in the fastest growing markets globally, discussed above. We also see growth opportunities in capturing value from new market segments in the mobile communications industry resulting from the continuing convergence of traditional mobile voice communications, the Internet, information technology, media, entertainment, music and consumer electronics industries into one broad industry.

In our devices business, we have made significant investments during the past several years in certain of these market segments, such as smartphones, multimedia computers, enterprise applications, navigation, music, video, TV, imaging, games and solutions and software for business mobility. With the increasing availability of high-speed wireless internet access and progressively more of our devices featuring advanced multimedia-type capabilities, we see new business opportunities to increase our offering of consumer Internet services and to deliver these services in an easily accessible manner through our devices to a market that we estimate will be worth approximately EUR 100 billion in 2010. We expect to make further investments in this market segment. We also expect to continue our investments in enterprise solutions and software. Our strategy in competing in this market is for our consumer Internet services to support our device ASPs, extend and enhance the Nokia brand, generate incremental net sales and profit streams, and create value and choice for consumers. Our overall longer-term goal is to become the global leader in “Internet on mobile”.

Over the past few years we have increased our research and development efforts in Internet services and software. This area continued to be primarily in an investment phase in 2007, and we anticipate this will continue for 2008 and 2009. Some incremental net sales were generated and were reported in 2007 as part of our devices business.

Device ASPs are impacted by overall industry dynamics, in particular the growth of the emerging markets as previously discussed, and competitive factors in general. Our ASPs are also impacted by our own product mix, for example the proportion of low-end, mid-range and high-end devices, as well as the overall competitiveness of our product portfolio.

There are several factors that drive our profitability in devices, beyond the drivers of device net sales already discussed. Scale, operational efficiency and cost control have been and are expected to continue to be important factors affecting our profitability and competitiveness. Our mobile device product costs are comprised of the cost of components, manufacturing labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs, cost of excess and obsolete inventory, as well as warranty and other quality costs.

Efficiency of operating expense is also an important driver of our device profitability. In 2007, our research and development expenses related to mobile devices were EUR 2.6 billion compared with EUR 2.4 billion in 2006. For 2007 and 2006, research and development expenses represented approximately 7% of mobile device net sales. In 2007, our sales and marketing costs related to mobile devices were EUR 2.9 billion compared with EUR 2.7 billion in 2006. For 2007 and 2006, sales and marketing costs represented approximately 8% of mobile device net sales. In an effort to continue to improve our efficiency, we are targeting an improvement in the ratio of Nokia Group gross margin to R&D expenses and an improvement in the ratio of Nokia Group gross margin to sales and marketing expenses in 2008, compared to 2007.

Infrastructure—Nokia Siemens Networks

Nokia Networks business was one of our business groups in the first quarter of 2007. On April 1, 2007, our Networks business group was combined with Siemens carrier-related operations for fixed and mobile networks to form Nokia Siemens Networks, a company jointly owned by Nokia and Siemens and consolidated by Nokia. Accordingly, the results of Nokia Group and Nokia Siemens Networks for periods from April 1, 2007 are not directly comparable to any prior period results. The prior periods included our former Networks business group only.

Nokia Siemens Networks provides wireless and fixed network infrastructure, communications and networks service platforms, as well as professional services, to operators and service providers. At the end of 2007, Nokia Siemens Networks had approximately 58 500 employees, 1 400 customers in 150 countries, and systems serving in excess of one billion subscribers.

The following table sets forth the global mobile and fixed infrastructure and related services market by geographic area, based on Nokia and Nokia Siemens Networks estimates, for the three years ended December 31, 2007.

Global Mobile and Fixed Infrastructure and Related Services Market Size by Geographic Area
(Based on Nokia Estimate)

	Year Ended		Year Ended		Year Ended
	December 31,	Change (%)	December 31,	Change (%)	December 31,
	2007	2006 to 2007	2006	2005 to 2006	2005
	(EUR billions, except percentage data)

Europe	33	0%	33	6%	31
Middle East & Africa	9	13%	8	0%	8
China	11	0%	11	10%	10
Asia-Pacific	27	4%	26	18%	22
North America	26	(4)%	27	0%	27
Latin America	8	0%	8	(11)%	9

Total	114	1%	113	6%	107

In 2007, according to our estimates, the size of the mobile infrastructure market increased 1% from 2006, while in 2006 it increased by approximately 6% from 2005 in euro terms. Subscriber growth combined with increased voice usage in some markets were the main drivers for the 2007 market growth. Growth in developed markets was driven by 2G capacity increases, and investments in 3G also contributed positively to market growth in Western Europe, Asia-Pacific and the US. Growth in emerging markets was impacted by rapid subscriber growth, resulting in capacity increases and new network build-outs. Globally strong volume growth in networks infrastructure equipment was significantly offset by equipment price erosion, largely as a result of a maturing of industry technology, and intense price competition. The fixed line market continued to be characterized by intense price competition in 2007, both in terms of equipment price erosion due to heavy competition, especially from Asian vendors, and from declining tariffs, which are expected to continue to fall.

The following table sets forth Nokia Siemens Networks net sales by geographic area for the three years ended December 31, 2007.

Nokia Siemens Networks Net Sales by Geographic Area*

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(EUR millions)

Europe	5 359	2 707	2 813
Middle East & Africa	1 515	546	274
China	1 350	885	695
Asia-Pacific	3 350	1 758	1 197
North America	616	758	816
Latin America	1 202	799	762

Total	13 393	7 453	6 557

*	As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the year ended December 31, 2007 are not directly comparable to results for the years ended December 31, 2006 and 2005, respectively. Nokia’s 2006 and 2005 results included our former Networks business group only.

Ongoing factors affecting Nokia Siemens Networks performance in infrastructure

Nokia Siemens Networks performance in the infrastructure business is determined by its ability to satisfy the competitive and complex requirements of the market and its current and potential customers. Nokia Siemens Networks will need to continue to leverage and, in some cases, improve its scale, technology and product portfolio to maintain or improve its position in the market. Nokia Siemens Networks will also need to achieve the estimated EUR 2 billion in annual cost synergies it is targeting in order to maintain a competitive cost structure, substantially all of which are targeted to be achieved by the end of 2008.

Nokia Siemens Networks net sales depend on various developments in the mobile and fixed infrastructure market, such as network operator investments, the pricing environment, Nokia Siemens Networks market share and product mix. In developed markets, operator investments are primarily driven by capacity upgrades—which are driven by greater usage of the networks—both for voice calls and increasingly for data usage. Also, in developed markets, operator investments are driven by 3G/WCDMA deployments. The initial deployments of 3G/WCDMA have been largely completed and additional deployments in 2008 will occur where there is a need for greater capacity. In emerging markets, the principal factors influencing operator investments are the growth in mobile usage and the growth in the number of subscribers.

Nokia expects very slight growth in the mobile and fixed infrastructure and related services market in euro terms in 2008. The market is expected to be driven by continuing subscriber growth, growing minutes of use and the growth of the services market. Nokia and Nokia Siemens Networks are targeting that Nokia Siemens Networks will grow faster than the market in 2008.

Nokia Siemens Networks net sales are also impacted by pricing developments. Like our mobile devices business, the products and solutions offered by Nokia Siemens Networks business are subject to price erosion over time, largely as a result of technology maturation and competitive forces in the market. Nokia Siemens Networks net sales are also affected by the product mix—the mix of hardware sales, software sales and services sales. Net sales are also impacted by regional mix—the mix of developed and emerging markets sales.

There are several factors that drive the profitability at Nokia Siemens Networks. First, are the drivers of net sales as already discussed. Scale, operational efficiency and cost control have been and will continue to be important factors affecting Nokia Siemens Networks profitability and competitiveness. Nokia Siemens Networks product costs are comprised of the cost of components, manufacturing, labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs as well as warranty and other quality costs. Nokia Siemens Networks profitability is also impacted by the pricing environment, product mix and regional mix. The pricing environment in the markets where Nokia Siemens Networks competes continued to be intense in 2007, and we expect that these general market conditions will continue in 2008.

Nokia Siemens Networks profitability in 2007 was negatively impacted by several factors. Delays in the formation of Nokia Siemens Networks, caused primarily by the ongoing criminal and other investigations at Siemens, caused disruption internally but also likely with customers. Certain customers, which were customers of both our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks and due to the formation of Nokia Siemens Networks then had Nokia Siemens Networks as their sole supplier, have sought to diversify their supplier risk which also negatively impacted Nokia Siemens Networks’ profitability in 2007. Nokia Siemens Networks also terminated relationships, originated in the Siemens carrier-related operations, with certain business consultants and other third party intermediaries in some countries as their business terms and practices were contrary to Nokia Siemens Networks’ Code of Conduct. These factors may have caused a certain amount of lost sales and business opportunities generally. Nokia Siemens Networks’ margins were also negatively impacted by the continued aggressive price competition in the market and a higher proportion of net sales from the emerging markets and services sales, both of which have lower margins.

We believe the current and continuing dynamics in the infrastructure market provide further validation for the creation of Nokia Siemens Networks. The formation of Nokia Siemens Networks is designed to provide the new company with needed scale and a more competitive convergence portfolio. The scale advantages, together with the significant ongoing restructuring program, are expected to deliver margin benefits leading to improved profitability.

Efficiency of operating expense is also an important driver for Nokia Siemens Networks profitability. For 2007, the research and development expenses related to Nokia Siemens Networks were EUR 2.7 billion and represented approximately 21% of Nokia Siemens Networks net sales. In 2007, the sales and marketing costs related to Nokia Siemens Networks were EUR 1.4 billion and represented approximately 10% of Nokia Siemens Networks net sales. In 2007, R&D and sales and marketing expenses for Nokia Siemens Networks included a total of EUR 588 million of costs associated with restructuring. Nokia’s first quarter 2007 results included our former Networks business group only.

Subsequent Events

Transfer of statutory pension liability in Finland to Ilmarinen and Varma

On December 20, 2007, we announced our decision to transfer the Finnish statutory pension liability of Nokia and Nokia Siemens Networks to the pension insurance companies Ilmarinen and Varma, respectively, as of March 1, 2008. The transfer did not affect the number of employees covered by the plan nor will it affect the current employees’ entitlement to pension benefits. At the transfer date, we have retained no direct or indirect obligation to pay employee benefits relating to employee service in current, prior or future periods. We are currently evaluating the accounting impact of the transfer including the recognition of unrecognized actuarial gains and losses.

Closure of Bochum site in Germany

On January 15, 2008, we announced plans to discontinue the production of mobile devices in

Germany and close our Bochum site by mid-2008. We plan to move the production to our other, more cost-competitive sites in Europe. We also intend to discontinue other non-production activities at the Bochum site. We also announced plans to sell our Bochum-based line fit automotive business, and we are in negotiations to sell the adaptation software R&D entity also located in Bochum. The planned closure of the site in Bochum is estimated to affect approximately 2 300 Nokia employees. We are currently evaluating the accounting impact of the closure of the Bochum site and expect to recognize restructuring and other charges in 2008.

Acquisition of NAVTEQ

On October 1, 2007, Nokia and NAVTEQ announced a definitive agreement for Nokia to acquire NAVTEQ, a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. The NAVTEQ acquisition is still pending and subject to customary closing conditions, including regulatory approvals. For the year ended December 31, 2007, NAVTEQ reported revenues of USD 853 million (EUR 591 million), net profit of USD 173 million (EUR 120 million), total assets of USD 1 322 million (EUR 916 million) and shareholders’ equity of USD 1 007 million (EUR 697 million).

Acquisition of Apertio

On January 2, 2008, Nokia Siemens Networks announced the acquisition of the UK-based Subscriber-centric network specialist Apertio Ltd (“Apertio”) for approximately EUR 140 million. Apertio is a leading provider of open real-time subscriber data platforms and applications built specifically for mobile, fixed and converged telecommunications operators. The acquisition closed on February 11, 2008.

Acquisition of Trolltech

On January 28, 2008, Nokia and Norway-based software provider Trolltech ASA (“Trolltech”) announced that they have entered into an agreement that Nokia will make a public voluntary offer to acquire Trolltech which offer has thereafter commenced. Trolltech is a recognized software provider with world-class software development platforms and frameworks. Completion of the acquisition is subject to customary closing conditions, including acceptance by shareholders of Trolltech representing more than 90% of the fully diluted share capital and the necessary regulatory approvals.

For year ended December 31, 2007, Trolltech reported unaudited revenues 218 million Norwegian kroner (EUR 27 million) net loss of 38 million Norwegian kroner (EUR 5 million), total assets of 210 million Norwegian kroner (EUR 26 million) and shareholders’ equity of 120 million Norwegian kroner (EUR 15 million).

See Note 33 to our consolidated financial statements included in Item 18 of this annual report for further information relating to these subsequent events.

Certain Other Factors

United States Dollar

In 2007, the US dollar depreciated against the euro by 10.0% (when measured by the year-end rate compared to the year-end rate for the previous year). When measured by the average rate used to record transactions in foreign currency for accounting purposes for the year compared with the corresponding rate for the previous year, the US dollar depreciated against the euro by 9.1% in 2007. The weaker US dollar on average had a negative impact on our net sales expressed in euros because approximately 50% of our net sales are generated in US dollars and currencies closely following the US dollar. However, the depreciation of the US dollar also contributed to a lower average product cost as approximately 50% of the components we use are sourced in US dollars. To mitigate the impact of changes in exchange rates on net sales as well as average product cost, we hedge all material transaction exposures on a gross basis. All in all, the average depreciation of the US dollar had a negative impact on our operating profit in 2007. For more information, see “—Results of Operations—Exchange Rates” below.

Seasonality

Our device sales are somewhat affected by seasonality. Historically, the first quarter of the year was the lowest quarter of the year. The second quarter was up from the first quarter and the third was also up from the second quarter. The fourth quarter was the strongest quarter, mainly due to the effect of fourth quarter holiday sales.

However, over time we have seen a trend towards less seasonality. We still continue to see the fourth quarter as our strongest quarter in volumes. However, the difference between the sequential holiday seasonal increase in the Western hemisphere in fourth quarter and subsequent decrease in first quarter sequential volumes has moderated. The moderation in seasonality has been caused by shifts in the regional make up of the overall market. Specifically, there has been a larger mix of industry volumes coming from markets where the fourth quarter holiday seasonality is much less prevalent.

Our infrastructure business has also experienced some seasonality during the last few years. Sales have been higher in the last quarter of the year compared with the first quarter of the following year due to operators’ planning, budgeting and spending cycle.

Accounting developments

The International Accounting Standards Board, or IASB, has and will continue to critically examine current International Financial Reporting Standards, or IFRS, with a view toward increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules continued in 2007 resulting in amendments to the existing rules effective from January 1, 2008 and additional amendments effective the following year. These are discussed in more detail under “New accounting pronouncements under IFRS” in Note 1 to our consolidated financial statements included in Item 18 of this annual report. There were no material IFRS accounting developments adopted in 2007 that have a material impact on our results of operations or financial position.

Critical Accounting Policies

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 1 to our consolidated financial statements included in Item 18 of this annual report. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. We have discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.

Revenue recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. The remainder of revenue is recorded under the percentage of completion method.

Mobile Phones, Multimedia and certain Enterprise Solutions and Nokia Siemens Networks revenue is generally recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. This requires us to assess at the point of delivery whether these criteria have been met. When management determines that such criteria have been met, revenue is recognized. We record estimated reductions to revenue for special pricing agreements, price protection and other volume based discounts at the time of sale, mainly in the mobile device business. Sales adjustments for volume based discount programs are estimated based largely on historical activity under similar programs. Price protection adjustments are based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the product to the end-user. Mobile Phones, Multimedia and certain Enterprise Solutions and Nokia Siemens Networks service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion.

Multimedia, Enterprise Solutions and Nokia Siemens Networks may enter into multiple component transactions consisting of any combination of hardware, services and software. The commercial effect of each separately identifiable element of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that element have been met. If the Group is unable to reliably determine the fair value attributable to the separately identifiable components, the Group defers revenue until all components are delivered and services have been performed. The Group determines the fair value of each component by taking into consideration factors such as the price when the component is sold separately by the Group, the price when a similar component is sold separately by the Group or a third party and cost plus a reasonable margin.

Nokia Siemens Networks revenue and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the cost to complete the contract can be estimated reliably, it is probable that economic benefits associated with the contract will flow to the Group, and the stage of contract completion can be measured. When we are not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered. Completion is measured by reference to costs incurred to date as a percentage of estimated total project costs using the cost-to-cost method.

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

Nokia Siemens Networks’ current sales and profit estimates for projects may change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers’ plans, realization of penalties, and other corresponding factors.

Customer financing

We have provided a limited amount of customer financing and agreed extended payment terms with selected customers. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectibility of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable as well as the likelihood and timing of estimated collections. See also Note 35(b) to our consolidated financial statements for a further discussion of long-term loans to customers and other parties.

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

Warranty provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Our products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As we continuously introduce new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision.

Provision for intellectual property rights, or IPR, infringements

We provide for the estimated future settlements related to asserted and unasserted past IPR infringements based on the probable outcome of each potential infringement.

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

Legal contingencies

As discussed in “Item 8.A.7 Litigation” and in Note 29 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Impairment reviews are based upon our projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Business combinations

We apply the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed or incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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

This review is based upon our projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. In assessing goodwill, these discounted cash flows are prepared at a cash generating unit level. Amounts estimated could differ materially from what will actually occur in the future.

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

Income taxes

The Group is subject to income taxes both in Finland and in numerous foreign jurisdictions. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities recognized in the consolidated financial statements. We recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in making this assessment. We recognize tax provisions based on estimates and assumptions when, despite our belief that tax return positions are supportable, it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by tax authorities.

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

Share-based compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on certain assumptions. Those assumptions are described in Note 22 to the consolidated financial statements and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Nokia shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.

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

Results of Operations

2007 compared with 2006

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2007 and 2006.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2007	Net Sales	2006	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	51 058	100.0%	41 121	100.0%	24%
Cost of sales	(33 754)	(66.1)%	(27 742)	(67.5)%	22%

Gross profit	17 304	33.9%	13 379	32.5%	29%
Research and development expenses	(5 647)	(11.1)%	(3 897)	(9.5)%	45%
Selling and marketing expenses	(4 380)	(8.6)%	(3 314)	(8.1)%	32%
Administrative and general expenses	(1 180)	(2.3)%	(666)	(1.6)%	77%
Other operating income and expenses	1 888	3.7%	(14)	0.0%

Operating profit	7 985	15.6%	5 488	13.3%	45%

For 2007, our net sales increased 24% to EUR 51 058 million compared with EUR 41 121 million in 2006. At constant currency, group net sales would have grown 28% in 2007. Our gross margin in 2007 was 33.9% compared with 32.5% in 2006. This improvement in our gross margin primarily reflected an improving device portfolio across the range, especially in the Mobile Phones business group. The improved gross margin from the device business was partly offset by a weaker gross margin in Nokia Siemens Networks, compared to the gross margin in Nokia’s Networks business group in 2006. The 2007 results of Nokia Siemens Networks are not directly comparable to 2006, as the first quarter 2007 and full year 2006 included Nokia’s former Networks business group only.

Research and development, or R&D, expenses were EUR 5 647 million, up 45% from EUR 3 897 million in 2006. R&D expenses represented 11.1% of net sales in 2007, up from 9.5% in 2006. The increase in R&D as a percentage of net sales was primarily due to the formation of Nokia Siemens Networks, which added Siemens’ carrier-related operations and associated R&D expenses. Research and development expenses have been higher as a percent of sales for both Nokia’s former Networks business group and Nokia Siemens Networks than for the Nokia Group. Research and development expenses for the device business represented 6.6% of its net sales in 2007, down from 7.1% in 2006, reflecting continued efforts to gain efficiencies in our investments. R&D expenses increased in Mobile Phones, Multimedia and Nokia Siemens Networks and decreased in Enterprise Solutions. In 2007, Nokia incurred restructuring charges of EUR 439 million related to R&D activities representing 0.9% of net sales in 2007.

In 2007, selling and marketing expenses were EUR 4 380 million, up 32% from EUR 3 314 million in 2006, reflecting increased selling and marketing spend in all business groups to support new product introductions and the higher level of our net sales.

Selling and marketing expenses represented 8.6% of our net sales in 2007, up from 8.1% in 2006. The increased selling and marketing expense was also impacted by the formation of Nokia Siemens Networks, which added Siemens’ carrier-related operations and associated selling and marketing expenses. Selling and marketing expenses have been higher as a percent of net sales for both our former Networks business group and Nokia Siemens Networks than for the Nokia Group. Selling and marketing expenses for the device business represented 7.5% of its net sales in 2007, down from 7.9% in 2006, reflecting continued efforts to gain efficiencies in our investments. Nokia selling and marketing expenses for 2007 also included restructuring charges of EUR 149 million representing 0.3% of the net sales in 2007.

Administrative and general expenses were EUR 1 180 million in 2007 and EUR 666 million in 2006. Administrative and general expenses were equal to 2.3% of net sales in 2007 compared to 1.6% in 2006. Administrative and general expenses for 2007 also included restructuring charges of EUR 146 million.

In 2007, other operating income and expenses included a EUR 1 879 million non-taxable gain on formation of Nokia Siemens Networks. Other operating income and expenses in 2007 also included gains on sales of real estate of EUR 128 million and a EUR 53 million gain on a business transfer partially offset by restructuring charges of EUR 58 million related to Nokia Siemens Networks, EUR 23 million of Nokia Siemens Networks related other costs, a EUR 12 million charge for Nokia Siemens Networks’ incremental costs, EUR 32 million of restructuring charges and a EUR 25 million charge related to restructuring of a subsidiary company. In 2006, other operating expenses included EUR 142 million of charges primarily related to the restructuring of the CDMA business and associated asset write-downs and a restructuring charge of EUR 8 million for personnel expenses primarily related to headcount reductions in Enterprise Solutions in 2006 more than offset by a gain of EUR 276 million representing our share of the proceeds from the Telsim sale.

Nokia Group’s operating profit for 2007 increased 46% to EUR 7 985 million compared with EUR 5 488 million in 2006. An increase in the operating profit of Mobile Phones, Multimedia, Enterprise Solution and Group Common Functions in 2007 more than offset Nokia Siemens Network’s operating loss. Our operating margin was 15.6% in 2007 compared with 13.3% in 2006.

Results by Segments

Mobile Phones

The following table sets forth selective line items and the percentage of net sales that they represent for the Mobile Phones business group for the fiscal years 2007 and 2006.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2007	Net Sales	2006	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	25 083	100.0%	24 769	100.0%	1%
Cost of sales	(16 555)	(66.0)%	(17 489)	(70.6)%	(5)%

Gross profit	8 528	34.0%	7 280	29.4%	17%
Research and development expenses	(1 270)	(5.1)%	(1 227)	(5.0)%	4%
Selling and marketing expenses	(1 708)	(6.8)%	(1 649)	(6.6)%	4%
Administrative and general expenses	(84)	(0.3)%	(79)	(0.3)%	6%
Other operating income and expenses	(32)	(0.1)%	(225)	(0.9)%	(86)%

Operating profit	5 434	21.7%	4 100	16.6%	33%

Mobile Phones business group 2007 net sales increased 1% to EUR 25 083 million compared with EUR 24 769 million in 2006. At constant currency, Mobile Phones business group net sales would have increased by 5%. The net sales growth was driven by strong volume growth, especially in the entry level and music optimized devices. We were also able to capture incremental volumes with our strong logistics execution. Volume growth was largely offset by significant decline in ASP. The net sales increase was strongest in Middle East & Africa and Asia-Pacific, followed by China. Net sales decreased in North America and, to a lesser extent, in Latin America. Net sales were practically on the same level in Europe.

Mobile Phones 2007 gross profit was EUR 8 528 million compared with EUR 7 280 million in 2006. This represented a gross margin of 34.0% in 2007 compared with a gross margin of 29.4% in 2006. This increase in gross margin was primarily due to newer and more profitable devices shipping in volume across its range, especially in the mid-range.

Mobile Phones 2007 R&D expenses increased by 4% to EUR 1 270 million compared with EUR 1 227 million in 2006. In 2007, R&D expenses represented 5.1% of Mobile Phones net sales compared with 5.0% of its net sales in 2006. The increase reflected the extensive renewal of the product portfolio and continuous introduction of new features in the products shipping in volumes.

In 2007, Mobile Phones selling and marketing expenses increased by 4% to EUR 1 708 million as a result of increased sales and marketing spend to support launches of new products and costs related to further development of the distribution network, compared with EUR 1 649 million in 2006. In 2007, selling and marketing expenses represented 6.8% of Mobile Phones net sales compared with 6.6% of its net sales in 2006.

Other operating income and expenses in 2007 included EUR 35 million of restructuring charges. In 2006, other operating expenses included EUR 142 million of charges primarily related to the restructuring of the CDMA business and associated asset write-downs.

In 2007, Mobile Phones operating profit increased 33% to EUR 5 434 million compared with EUR 4 100 million in 2006, with a 21.7% operating margin, up from 16.6% in 2006. The increase in operating profit in 2007 was driven by an improved gross margin.

Multimedia

The following table sets forth selective line items and the percentage of net sales that they represent for the Multimedia business group for the fiscal years 2007 and 2006.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2007	Net Sales	2006	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	10 538	100.0%	7 877	100.0%	34%
Cost of sales	(6 298)	(59.8)%	(4 800)	(60.9)%	31%

Gross profit	4 240	40.2%	3 077	39.1%	38%
Research and development expenses	(1 011)	(9.6)%	(902)	(11.5)%	12%
Selling and marketing expenses	(921)	(8.7)%	(780)	(9.9)%	18%
Administrative and general expenses	(55)	(0.5)%	(45)	(0.6)%	22%
Other operating income and expenses	(23)	(0.2)%	(31)	(0.4)%	(26)%

Operating profit	2 230	21.2%	1 319	16.7%	69%

Multimedia business group 2007 net sales increased 34% to EUR 10 538 million compared with EUR 7 877 million in 2006. At constant currency, Multimedia net sales would have increased 39% in 2007. Net sales were driven by a robust converged device market supporting sales of more than 38 million Nokia Nseries multimedia computers during the year, led by the Nokia N70, Nokia N73 and Nokia N95. Net sales increased in all regions and were strongest in Latin America and North America, followed by China, Europe, Asia-Pacific and Middle East & Africa.

Multimedia 2007 gross profit increased by 38% to EUR 4 240 million compared with EUR 3 077 million in 2006. This represented a gross margin of 40.2% in 2007 compared with a gross margin of 39.1% in 2006. The increase in gross profit resulted primarily from the growth of the business. The gross margin increase reflected a greater percentage of sales of high-end products.

Multimedia 2007 R&D expenses increased by 12% and were EUR 1 011 million compared with EUR 902 million in 2006, representing 9.6% of Multimedia net sales in 2007 compared with 11.5% of its net sales in 2006. The increase in R&D expenses was primarily due to increased investments in Multimedia Experiences.

In 2007, Multimedia’s selling and marketing expenses increased by 18% to EUR 921 million as a result of increase in marketing and advertising expenses primarily due to the launch of new products and growth of the business. Selling and marketing expenses were EUR 780 million in 2006. In 2007, selling and marketing expenses represented 8.7% of Multimedia’s net sales compared with 9.9% of its net sales in 2006. This reflected the improved efficiency resulting from the growth in our net sales.

Multimedia 2007 operating profit increased 69% to EUR 2 230 million compared with EUR 1 319 million in 2006, with an operating margin of 21.2% in 2007, up from 16.7% in 2006. The increase in operating profit reflected the growth in net sales of our Multimedia products and effective cost control.

Enterprise Solutions

The following table sets forth selective line items and the percentage of net sales that they represent for the Enterprise Solutions business group for the fiscal years 2007 and 2006.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2007	Net Sales	2006	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	2 070	100.0%	1 031	100.0%	101%
Cost of sales	(1 124)	(54.3)%	(582)	(56.5)%	93%

Gross profit	946	45.7%	449	43.5%	110%
Research and development Expenses	(273)	(13.2)%	(319)	(30.9)%	(14)%
Selling and marketing Expenses	(308)	(14.9)%	(306)	(29.7)%	1%
Administrative and general Expenses	(77)	(3.7)%	(75)	(7.3)%	3%
Other operating income and expenses	(21)	(1.0)%	(7)	(0.6)%	200%

Operating profit	267	12.9%	(258)	(25.0)%

Enterprise Solutions business group 2007 net sales increased 101% to EUR 2 070 million compared with EUR 1 031 million in 2006. At constant currency, Enterprise Solutions net sales would have increased 106% in 2007. Net sales were driven primarily by very strong volume growth in the device business of Enterprise Solutions, especially from the E65. The Nokia Eseries sold almost 7 million units in 2007. Net sales growth was highest in Asia-Pacific, Latin America, Europe and Middle East & Africa. Net sales declined in China and North America.

In Enterprise Solutions, gross profit increased by 110% to EUR 946 million as a result of the growth of the business as well as higher margins on Nokia Eseries devices, compared with EUR 449 million in 2006. This represented a gross margin of 45.7% in 2007 and an increase from a gross margin of 43.5% in 2006 reflecting the improved mix of high-end products with higher ASPs.

In Enterprise Solutions, R&D expenses in 2007 decreased by 14% to EUR 273 million due to effective cost control. R&D expenses in 2006 were EUR 319 million. R&D expenses represented 13.2% of

Enterprise Solutions net sales in 2007 compared to 30.9% in 2006 reflecting the growth of the business as well as effective cost controls.

In 2007, Enterprise Solutions selling and marketing expenses increased by 1% to EUR 308 million compared with EUR 306 million in 2006. In 2007, selling and marketing expenses represented 14.9% of Enterprise Solutions net sales compared to 29.7% in 2006 reflecting the growth of the business as well as effective cost controls.

Other operating income and expenses included a restructuring charge for personnel expenses primarily related to headcount reductions of EUR 17 million in 2007 and EUR 8 million in 2006.

Enterprise Solutions operating profit in 2007 was EUR 267 million compared with an operating loss of EUR 258 million in 2006, with an operating margin of 12.9% in 2007 and an operating margin of negative 25.0% in 2006. The increased operating profit and operating margin were primarily driven by higher net sales, effective operating cost control and higher ASPs of Nokia Eseries devices.

Nokia Siemens Networks

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the year ended December 31, 2007 are not directly comparable to the results for the year ended December 31, 2006. Nokia’s 2006 results included our former Networks business group only.

The following table sets forth selective line items and the percentage of net sales that they represent for Nokia Siemens Networks and our Networks business group for the fiscal years 2007 and 2006.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2007	Net Sales	2006	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	13 393	100.0%	7 453	100.0%	80%
Cost of Sales	(9 876)	(73.7)%	(4 910)	(65.9)%	101%

Gross profit	3 517	26.3%	2 543	34.1%	38%
Research and development expenses	(2 746)	(20.5)%	(1 180)	(15.8)%	133%
Selling and marketing expenses	(1 394)	(10.4)%	(544)	(7.3)%	156%
Administrative and general expenses	(701)	(5.2)%	(245)	(3.3)%	186%
Other income and expenses	16	0.01%	234	3.1%	(93)%

Operating profit	(1 308)	(9.8)%	808	10.8%

Nokia Siemens Networks’ net sales were EUR 13 393 million in 2007 compared with EUR 7 453 million in 2006.

In Nokia Siemens Networks, gross profit was EUR 3 517 million in 2007 compared with EUR 2 543 million in 2006. This represented a gross margin of 26.3% in 2007 reflecting the impact of restructuring charges and other items of EUR 318 million and purchase price accounting related items of EUR 224 million compared with a gross margin of 34.1% in 2006.

In Nokia Siemens Networks, R&D expenses increased to EUR 2 746 million in 2007 compared with EUR 1 180 million in 2006. In 2007, R&D expenses represented 20.5% of Nokia Siemens Networks net sales reflecting the impact of restructuring charges and other items of EUR 439 million and purchase price accounting related items of EUR 136 million compared with 15.8% in 2006.

In 2007, Nokia Siemens Networks’ selling and marketing expenses increased to EUR 1 394 million compared with EUR 544 million in 2006. Nokia Siemens Networks’ selling and marketing expenses represented 10.4% of its net sales in 2007 reflecting the impact of restructuring charges and other one time items of EUR 149 million and purchase price accounting related items of EUR 214 million compared with 7.3% in 2006.

In 2007, other operating income and expenses included a restructuring charge and other items of EUR 58 million and a gain on sale of real estate of EUR 53 million. In 2006, other operating income and expenses included a gain of EUR 276 million representing our share of the proceeds from the Telsim sale.

Nokia Siemens Networks 2007 operating loss was EUR 1 308 million compared to an operating profit of EUR 808 million in 2006. In 2007, the operating loss included a charge of EUR 1 110 million related to Nokia Siemens Networks’ restructuring costs and other items and a gain on sale of real estate of EUR 53 million. The operating loss in 2007 also included EUR 570 million of intangible asset amortization and other purchase price accounting related items. In 2006, Nokia Siemens Network’s operating profit included the negative impact of EUR 39 million incremental costs related to Nokia Siemens Networks. Nokia Siemens Networks’ operating margin for 2007 was negative 9.8% compared with positive 10.8% in 2006. The lower operating profit primarily reflected the impact of restructuring charges, intangible asset amortization and other purchase price accounting related items as well as pricing pressures, a greater proportion of sales from the emerging markets and a higher share of service sales.

Group Common Functions

Group Common Functions’ operating profit totaled EUR 1 362 million in 2007 compared with Group Common Function’s expenses of EUR 481 million in 2006. Group Common Functions’ operating profit in 2007 included a EUR 1 879 million non-taxable gain on the formation of Nokia Siemens Networks, EUR 75 million of real estate gains and a EUR 53 million gain on a business transfer.

Net Financial Income

Net financial income totaled EUR 239 million in 2007 compared with EUR 207 million in 2006. The increase in net financial income was primarily due to the increased interest income as a result of higher level of liquid assets.

The net debt to equity ratio was negative 61% at December 31, 2007 compared with a net debt to equity ratio of negative 68% at December 31, 2006. See “Item 5.B Liquidity and Capital Resources” below.

Profit Before Taxes

Profit before tax and minority interests increased 44% to EUR 8 268 million in 2007 compared with EUR 5 723 million in 2006. Taxes amounted to EUR 1 522 million and EUR 1 357 million in 2007 and 2006, respectively. In 2007, taxes include the positive impact of EUR 122 million due to changes in deferred tax assets resulting from the decrease in the German statutory tax rate. In 2006, taxes include received and accrued tax refunds from previous years of EUR 84 million. The effective tax rate decreased to 18.4% in 2007 compared with 23.7% in 2006, primarily due to the EUR 1 879 million non-taxable gain on formation of Nokia Siemens Networks in 2007.

Minority Interests

Minority shareholders’ interest in our subsidiaries’ losses totaled EUR 459 million in 2007 compared with minority shareholders’ interest in our subsidiaries’ profits of EUR 60 million in 2006. The change was primarily due to the formation of Nokia Siemens Networks and Siemens’ share of the losses of Nokia Siemens Networks.

Net Profit and Earnings per Share

Net profit in 2007 totaled EUR 7 205 million compared with EUR 4 306 million in 2006, representing a year-on-year increase in net profit of 67% in 2007. Earnings per share in 2007 increased to EUR 1.85 (basic) and EUR 1.83 (diluted) compared with EUR 1.06 (basic) and 1.05 (diluted) in 2006.

2006 compared with 2005

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for Nokia for the fiscal years 2006 and 2005.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2006	Net Sales	2005	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	41 121	100.0%	34 191	100.0%	20%
Cost of sales	(27 742)	(67.5)%	(22 209)	(65.0)%	25%

Gross profit	13 379	32.5%	11 982	35.0%	12%
Research and development expenses	(3 897)	(9.5)%	(3 825)	(11.2)%	2%
Selling and marketing expenses	(3 314)	(8.1)%	(2 961)	(8.7)%	12%
Administrative and general expenses	(666)	(1.6)%	(609)	(1.8)%	9%
Other operating income and expenses	(14)		52	0.2%

Operating profit	5 488	13.3%	4 639	13.6%	18%

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

Research and development, or R&D, expenses were EUR 3 897 million in 2006, up 2% from EUR 3 825 million in 2005. R&D expenses represented 9.5% of net sales in 2006, down from 11.2% in 2005. The decrease in R&D as a percentage of net sales reflected our continued effort to improve the efficiency of our investments. R&D expenses increased in Multimedia and Networks and decreased in Mobile Phones and Enterprise Solutions. In 2005, Multimedia incurred a restructuring charge of EUR 15 million related to R&D activities.

In 2006, selling and marketing expenses were EUR 3 314 million, up 12% from EUR 2 961 million in 2005, reflecting increased sales and marketing spend in all business groups to support new product introductions. Selling and marketing expenses represented 8.1% of Nokia net sales in 2006, down from 8.7% in 2005.

Administrative and general expenses were EUR 666 million in 2006 and EUR 609 million in 2005. Administrative and general expenses were equal to 1.6% of net sales in 2006 compared to 1.8% in 2005.

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

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2006	Net Sales	2005	Net Sales	(Decrease)
		(EUR millions, except percentage data)

Net sales	1 031	100.0%	861	100.0%	20%
Cost of sales	(582)	(56.5)%	(459)	(53.3)%	(27)%

Gross profit	449	43.5%	402	46.7%	12%
Research and development expenses	(319)	(30.9)%	(329)	(38.2)%	(3)%
Selling and marketing expenses	(306)	(29.7)%	(221)	(25.7)%	38%
Administrative and general expenses	(75)	(7.3)%	(74)	(8.6)%	1%
Other operating income and expenses	(7)	(0.6)%	(36)	(4.2)%	(81)%

Operating profit	(258)	(25.0)%	(258)	(30.0)%	—

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

See Note 31 to our consolidated financial statements included in Item 18 of this annual report.

Exchange Rates

Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the euro and other currencies such as the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen. See “Item 3.A Selected Financial Data—Exchange Rate Data.” Foreign currency denominated assets and liabilities, together with highly probable purchase and sale commitments, give rise to foreign exchange exposure. In general, depreciation of another currency relative to the euro has an adverse effect on our sales and operating profit, while appreciation of another currency relative to the euro has a positive effect, with the exception of Japanese yen, being the only significant foreign currency in which we have more purchases than sales.

During 2007, the US dollar depreciated by approximately 9.1% against the euro (measured by the average rate used to record transactions in foreign currency for accounting purposes for the year compared to average rate for the previous year). During 2006 the US dollar appreciated by approximately 0.7% and during 2005 the US dollar depreciated by approximately 1.7%. The change in value of the US dollar had a negative impact on our operating profit in 2007 and a slight positive impact in 2006 and slight negative impact in 2005. During 2007, the Chinese yuan depreciated by approximately 4.2% against the euro. During 2006 the Chinese Yuan appreciated by approximately 3.3% and during 2005 the Chinese Yuan depreciated by approximately 0.8%. The change in value of the Chinese Yuan had a negative impact on our operating profit in 2007 and 2005 and a slight positive impact in 2006. During 2007 and 2006, the UK pound sterling appreciated by approximately 0.1% and 0.3% against the euro, respectively. During 2005, the UK pound depreciated by approximately 0.5%. The change in value of the UK pound sterling had a slightly positive impact on our net sales expressed in euros as well as operating profit in 2007 and 2006 and a slight negative impact in 2005. During 2007, 2006 and 2005, the Japanese yen depreciated by approximately 10.6%, 6.0% and 1.6%, respectively against the euro. The change in value of the Japanese yen had a positive impact on our operating profit in 2007 and a slightly positive impact in 2006 and 2005. To mitigate the impact of changes in exchange rates on net sales, average product cost as well as operating profit, we hedge all material transaction exposures on a gross basis.

Our balance sheet is also affected by the translation into euro for financial reporting purposes of the shareholders’ equity of our foreign subsidiaries that are denominated in currencies other than the euro. In general, this translation increases our shareholders’ equity when the euro depreciates, and affects shareholders’ equity adversely when the euro appreciates against the relevant other currencies (year-end rate to previous year-end rate).

For a discussion on the instruments used by Nokia in connection with our hedging activities, see Note 35 to our consolidated financial statements included in Item 18 of this Form 20-F. See also “Item 3.D Risk Factors—Our sales, costs and results of operations are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen as well as certain other currencies.”

5.B Liquidity and Capital Resources

At December 31, 2007, our cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; and available-for-sale investments, liquid assets) increased to EUR 11 753 million, compared with EUR 8 537 million at December 31, 2006, primarily as a result of increased profitability as well as a result of a decline in cash used in financial activities partly offset with an increase in cash used in investing activities.

Cash and cash equivalents increased to EUR 6 850 million compared with EUR 3 525 million at December 31, 2006. We hold our cash and cash equivalents predominantly in euros. Cash and cash equivalents totaled EUR 3 058 million at December 31, 2005.

Net cash from operating activities was EUR 7 882 million in 2007 compared with EUR 4 478 million in 2006, and EUR 4 144 million in 2005. In 2007, net cash from operating activities increased primarily due to an increase in cash generated from operations partly offset by increased amount of income taxes paid. In 2006, net cash generated from operating activities increased primarily due to an increase in cash generated from operations and lower income taxes paid. Taxes paid in 2006 included tax refunds of EUR 52 million.

Net cash used in investing activities in 2007 was EUR 710 million compared with net cash from investing activities of EUR 1 006 million in 2006, and net cash from investing activities of EUR 1 844 million in 2005. Cash flow from investing activities in 2007 included purchases of current available-for-sale investments, liquid assets of EUR 4 798 million, compared with EUR 3 219 million in 2006 and EUR 7 277 million in 2005. Net cash from acquisitions of group companies due to acquired cash in an otherwise non-cash transaction was EUR 253 million in 2007 compared with EUR 517 million net cash used in acquisitions of Group companies in 2006 and EUR 92 million in 2005. Additions to capitalized R&D expenses totaled EUR 157 million, representing an increase compared with EUR 127 million in 2006 and EUR 153 million in 2005. Long-term loans made to customers increased to EUR 261 million in 2007, compared with EUR 11 million in 2006 and EUR 56 million in 2005. Net cash from investing activities in 2006 included EUR 276 million relating recovery of impaired long-term loans made to customers. Capital expenditures for 2007 were EUR 715 million compared with EUR 650 million in 2006 and EUR 607 million in 2005. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets. Proceeds from maturities and sale of current available-for-sale investments, liquid assets, decreased to EUR 4 930 million, compared with EUR 5 058 million in 2006, and EUR 9 402 million in 2005.

Net cash used in financing activities decreased to EUR 3 832 million in 2007 compared with EUR 4 966 million in 2006, primarily as a result of increase in proceeds from stock options exercises of EUR 941 million and in proceeds from short-term borrowings of EUR 798 million offset by an increase in the purchases of treasury shares with EUR 448 million during 2007. Net cash used in financing activities decreased to EUR 4 966 million in 2006 compared with EUR 5 570 million in 2005, primarily as a result of a decrease in the purchases of treasury shares with EUR 887 million during 2006. Dividends paid increased to EUR 1 760 million in 2007 compared with EUR 1 553 million in 2006 and EUR 1 531 million in 2005.

At December 31, 2007, we had EUR 203 million in long-term interest-bearing liabilities and EUR 1 071 million in short-term borrowings, offset by EUR 11 753 million in cash and other liquid assets, resulting in a net liquid assets balance of EUR 10 479 million, compared with EUR 8 221 million at the end of 2006. For further information regarding our long-term liabilities, see Note 23 to our consolidated financial statements included in Item 18 of this annual report. Our ratio of net interest-bearing debt, defined as short-term and long-term debt less cash and other liquid assets, to equity, defined as shareholders’ equity and minority interests, was negative 61%, negative 68% and negative 77% at December 31, 2007, 2006 and 2005, respectively.

Our Board of Directors has proposed a dividend of EUR 0.53 per share for the year ended December 31, 2007, subject to shareholders’ approval, compared with EUR 0.43 and EUR 0.37 per share paid for the years ended December 31, 2006 and 2005, respectively. See “Item 3.A Selected Financial Data—Distribution of Earnings.”

We have no potentially significant refinancing requirements in 2008. We expect to incur additional indebtedness from time to time as required to finance acquisitions and working capital needs. We plan to finance the pending acquisition of NAVTEQ with a combination of cash and debt. At December 31, 2007, Nokia had a USD 500 million US Commercial Paper, or USCP, program, a USD 500 million Euro Commercial Paper, or ECP, program and a EUR 3 000 million Euro Medium Term Note, or EMTN program. In addition, at the same date, we had a Finnish local commercial paper program totaling EUR 750 million. At December 31, 2007, we also had committed credit facilities of USD 2 000 million maturing in 2008, EUR 500 million maturing in 2011, USD 2 000 million maturing in 2012, and a number of short-term uncommitted facilities.

We have historically maintained a high level of liquid assets. Management estimates that the cash and other liquid assets level of EUR 11 753 million at the end of 2007, together with our available credit facilities, cash flow from operations, funds available from long-term and short-term debt financings, as well as the proceeds of future equity or convertible bond offerings, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development, acquisitions and debt service requirements at least through 2008. The ratings of our short and long-term debt from credit rating agencies have not changed during the year. The ratings at December 31, 2007, were:

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

We primarily invest in research and development, marketing and building the Nokia brand. However, over the past few years Nokia has increased its investment in services and software by acquiring companies with specific technology assets. In 2007, capital expenditures totaled EUR 715 million compared with EUR 650 million in 2006 and EUR 607 million in 2005. The increase in 2007 resulted from increased amount of capital expenditures in machinery and equipment to support our growing volumes and increased investment in services and software related intangible assets. Principal capital expenditures during the three years included production lines, test equipment and computer hardware used primarily in research and development as well as office and manufacturing facilities. We expect the amount of capital expenditures during 2008 to be approximately EUR 900 million, and to be funded from our cash flow from operations.

Structured Finance

Structured Finance includes customer financing and other third party financing. Network operators in some markets sometimes require their suppliers, including us, to arrange or provide long-term financing as a condition to obtaining or bidding on infrastructure projects. Customer financing continues to be requested by some of our customers in some markets. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers. See “Item 3.D Risk Factors—Providing customer financing or extending payment terms to customers can be a competitive requirement and could have a material adverse effect on our results of operations and financial condition.”

The following table sets forth our total Structured Finance, outstanding and committed, for the years indicated.

Structured Finance

	At December 31,
	2007	2006	2005
	(EUR millions)

Financing commitments	270	164	13
Outstanding long-term loans (net of allowances and write-offs)	10	19	63
Current portion of outstanding long-term loans (net of allowances and write-offs)	156	—	—
Outstanding financial guarantees and securities pledged	130	23	—

Total	566	206	63

In 2007, our total structured financing, outstanding and committed, increased to EUR 566 million from EUR 206 million in 2006 and primarily consisted of committed financing to network operators. Financial guarantees given on behalf of third parties of EUR 130 million were issued during 2007.

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

See Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our committed and outstanding customer financing.

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

All structured financing commitments are available under loan facilities negotiated with customers of Nokia Siemens Networks. Availability of the amounts is dependent upon the borrowers’ continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facilities. The loans are available to fund capital expenditure relating to purchase of network infrastructure equipment and services from Nokia Siemens Networks.

The following table sets forth the amounts of our contingent commitments for the periods indicated. The amounts represent the maximum principal amount of commitments.

Contingent Commitments Expiration Per Period

	2008	2009-2010	2011-2012	Thereafter	Total
	(EUR millions)

Guarantees of Nokia’s performance	1 417	737	74	201	2 429
Financial guarantees and securities pledged on behalf of third parties	128	2	—	—	130

Total	1 545	739	74	201	2 559

Guarantees of Nokia’s performance include EUR 2 429 million of guarantees that are provided to certain Nokia Siemens Networks customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of non-performance by Nokia.

Financial guarantees and securities pledged on behalf of customers represent guarantees relating to payment by certain Nokia Siemens Networks’ customers and other third parties under specified loan facilities between such a customer or other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer.

See Note 29 to our consolidated financial statements included in Item 18 of this annual report for further information regarding commitments and contingencies.

5.C Research and Development, Patents and Licenses

Success in the mobile communications industry requires continuous introduction of new products and solutions based on the latest available technology. This places considerable demands on our research and development, or R&D activities. Consequently, in order to maintain our competitiveness, we have made substantial R&D expenditures in each of the last three years. Our consolidated R&D expenses for 2007 were EUR 5 647 million, an increase of 45% from EUR 3 897 million in 2006. The increase in R&D spending was primarily due to the formation of Nokia Siemens Networks, which added Siemens’ carrier-related operations and associated R&D expenses. R&D expenses in 2005 were EUR 3 825 million. These expenses represented 11.1%, 9.5% and 11.2% of Nokia net sales in 2007, 2006 and 2005, respectively. In 2007, R&D expenses increased in Mobile Phones, Multimedia and Nokia Siemens Networks and decreased in Enterprise Solutions. In 2007, Nokia Siemens Networks incurred a restructuring charge of EUR 439 million related to R&D activities. In 2005, Multimedia incurred a restructuring charge of EUR 15 million related to R&D activities.

To enable our future growth, we continued to improve the efficiency of our worldwide R&D network and increased our collaboration with third parties. At December 31, 2007, we employed 30 415 people in R&D, representing approximately 27% of our total workforce, and had a strong research and development presence in 10 countries. R&D expenses of Mobile Phones as a percentage of its net sales were 5.1% in 2007 compared with 5.0% in 2006 and 6.0% in 2005. In Multimedia, R&D expenses as a percentage of its net sales were 9.6% in 2007 compared with 11.5% in 2006 and 14.4% in 2005. R&D expenses of Enterprise Solutions as a percentage of its net sales were 13.2%, compared with 30.9% in 2006 and 38.2% in 2005. In the case of Nokia Siemens Networks, R&D expenses represented 20.5%, 15.8% and 17.8% of its net sales in 2007, 2006 and 2005, respectively.

In an effort to continue to improve our efficiency, we are targeting an improvement in the ratio of Nokia Group gross margin to R&D expenses in 2008, compared to 2007.

R&D expenses have been higher as percent of net sales for both our former Networks business group and Nokia Siemens Networks than for the Nokia Group. R&D expenses for the device business represented 6.6% of its net sales in 2007, down from 7.1% in 2006, reflecting continued efforts to gain efficiencies in our investments. See “Item 4.B Business Overview—Nokia Siemens Networks—Technology, Research and Development” and “—Nokia Siemens Networks—Patents and Licenses.”

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

5.F Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated.

Contractual Obligations Payments Due by Period

	2008	2009-2010	2011-2012	Thereafter	Total
	(EUR millions)

Long-term liabilities	173	41	106	175	495
Operating leases	281	375	213	129	998
Inventory purchases	2 454	114	42	—	2 610

Total	2 908	530	361	304	4 103

Benefit payments related to the underfunded domestic and foreign defined benefit plan is not expected to be material in any given period in the future. Therefore, these amounts have not been included in the table above for any of the years presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors (or the “Board”), the President and the Group Executive Board chaired by the Chief Executive Officer.

Board of Directors

The current members of the Board of Directors were elected at the Annual General Meeting on May 3, 2007, in accordance with the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. On the same date, the Chair and Vice Chair of the Board of Directors, as well as the Chairs and members of the committees of the Board, were elected by the members of the Board of Directors.

The members of the Board of Directors are annually elected by a simple majority of the shareholders’ votes represented at the Annual General Meeting for a one-year term ending at the next Annual General Meeting.

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

Member of the Board of Directors of Ford Motor Company, Vice Chairman of the Board of Directors of UPM-Kymmene Corporation (until March 26, 2008), Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd and member of the Board of Directors of Fruugo Inc. Chairman of the Boards of Directors and the Supervisory Boards of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA. Chairman of The European Round Table of Industrialists. Vice Chairman of the Independent Reflection Group of the Council of the European Union considering the future of the European Union.

Vice Chair Dame Marjorie Scardino, b. 1947	Chief Executive and member of the Board of Directors of Pearson plc. Board member since 2001.

B.A. (Baylor University), J.D. (University of San Francisco).

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

Chairman of the Board of Directors of Sampo Plc., member of the Board of Directors of Oy Karl Fazer Ab and Sandvik AB (publ). Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

Lalita D. Gupte, b. 1948	Non-executive Chairman of the ICICI Venture Funds Management Co Ltd. Board member since May 3, 2007.

B.A. in Economics (University of Delhi) and Master of Management Studies (University of Bombay).

Joint Managing Director of ICICI Bank Limited 1999-2006, Deputy Managing Director of ICICI Bank 1996-1999, Executive Director on the Board of Directors of ICICI Limited 1994-1996. Various leadership positions in Corporate and Retail Banking, Strategy and Resources, and International Banking in ICICI Limited and subsequently in ICICI Bank Ltd since 1971.

Member of the Board of Directors of Bharat Forge Ltd, Kirloskar Brothers Ltd, FirstSource Solutions Ltd, Godrej Properties Ltd, HPCL-Mittal Energy Ltd. and a non-profit micro-finance institution. Member of the Board of Management of SVKM’s NMIMS University.

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

Prof. Dr. Henning Kagermann, b. 1947	CEO and Chairman of the Executive Board of SAP AG. Board member since May 3, 2007.

Ph.D. in Theoretical Physics (Technical University of Brunswick).

Co-chairman of the Executive Board of SAP 1998-2003. A number of leadership positions in SAP since 1982. Member of SAP Executive Board since 1991. Taught physics and computer science at the Technical University of Brunswick and the University of Mannheim 1980-1992, became professor in 1985.

Member of the Supervisory Boards of Deutsche Bank AG and Münchener Rückversicherungs-Gesellschaft AG (Munich Re). Member of the Honorary Senate of the Foundation Lindau Nobelprizewinners.

Olli-Pekka Kallasvuo, b. 1953	President and CEO of Nokia Corporation. Board member since May 3, 2007.

LL.M. (University of Helsinki).

President and COO of Nokia Corporation 2005-2006, Executive Vice President and General Manager of Nokia Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.

Member of the Board of Directors of EMC Corporation. Chairman of the Board of Directors of Nokia Siemens Networks B.V.

Per Karlsson, b. 1955	Independent Corporate Advisor. Board member since 2002.

Degree in Economics and Business Administration (Stockholm School of Economics).

Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992. Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

Member of the Board of Directors of IKANO Holdings S.A.

Keijo Suila, b. 1945	Board member since 2006.

B.Sc. (Economics and Business Administration) (Helsinki University of Economics and Business Administration).

President and CEO of Finnair Oyj 1999-2005. Chairman of oneworld airline alliance 2003-2004 and member of various international aviation and air transportation associations 1999-2005. Holder of various executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oyj, Leaf Group and Leaf Europe 1985-1998.

Vice Chairman of the Board of Directors of Kesko Corporation. Member of the Board of Directors of The Finnish Fair Corporation.

Vesa Vainio, b. 1942	Board member since 1993.

LL.M. (University of Helsinki).

Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ).

Chairman of the Executive Board and CEO of Union Bank of Finland 1992-1995 and Merita Bank Ltd and CEO of Merita Ltd 1995-1997. President of Kymmene Corporation 1991-1992. Holder of various other executive positions in Finnish industry 1972-1991.

Chairman of the Board of Directors of UPM-Kymmene Corporation until March 26, 2008.

Daniel R. Hesse was re-elected as a Nokia Board member in the Annual General Meeting on May 3, 2007. Due to his resignation from the Board of Directors after being appointed as President and CEO of Sprint Nextel Corporation, Nokia announced on December 28, 2007 that its Board consisted of the above-mentioned ten members.

Proposal of the Corporate Governance and Nomination Committee of the Board

On January 24, 2008, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on May 8, 2008 regarding the composition of the members of the Board of Directors for a one-year term ending at the next Annual General Meeting. The Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be ten and that the following persons be re-elected for a one-year term until the close of the Annual General Meeting in 2009: Georg Ehrnrooth, Lalita D. Gupte, Dr. Bengt Holmström, Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino and Keijo Suila. Vesa Vainio, member of the Board since 1993, will not stand for re-election to the Board of Directors. Moreover, the Committee will propose that Risto Siilasmaa would be elected as a new member of the Board for the term from the Annual General Meeting in 2008 until the close of the Annual General Meeting in 2009. Mr. Siilasmaa is a founder of F-Secure Corporation, which provides security services protecting consumers and businesses against computer viruses and other threats from the Internet and mobile networks. Mr. Siilasmaa is the Chairman of the Board of Directors of F-Secure Corporation, a member of the Board of Directors of Elisa Corporation and a Chairman or member of the Board of Directors of various private companies. He is also Vice Chairman of the Board of the Technology Industries of Finland.

Group Executive Board

According to our articles of association, we have a Group Executive Board, which is responsible for the operative management of the Group. The Chairman and members of the Group Executive Board are appointed by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

The current members of our Group Executive Board are set forth below.

Chairman Olli-Pekka Kallasvuo, b. 1953	President and CEO of Nokia Corporation. Group Executive Board member since 1990, Chairman since 2006. With Nokia 1980-1981, rejoined 1982.

LL.M. (University of Helsinki).

President and COO of Nokia Corporation 2005-2006, Executive Vice President and General Manager of Nokia Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.

Member of the Board of Directors of Nokia Corporation and EMC Corporation. Chairman of the Board of Directors of Nokia Siemens Networks B.V.

Robert Andersson, b. 1960	Executive Vice President, Devices Finance, Strategy and Strategic Sourcing. Group Executive Board member since 2005. Joined Nokia in 1985.

Master of Business Administration (George Washington University), Master of Science (Economics and Business Administration) (Swedish School of Economics and Business Administration, Helsinki).

Executive Vice President of Customer and Market Operations 2005-2007, Senior Vice President of Customer and Market Operations, Europe, Middle East and Africa 2004-2005, Senior Vice President of Nokia Mobile Phones in Asia-Pacific 2001-2004, Vice President of Sales for Nokia Mobile Phones in Europe and Africa 1998-2001. Various managerial positions within Nokia Mobile Phones, Nokia Consumer Electronics and Nokia Data 1985-1998.

Simon Beresford-Wylie, b. 1958	Chief Executive Officer, Nokia Siemens Networks. Group Executive Board member since 2005. Joined Nokia 1998.

Bachelor of Arts (Economic Geography and History) (Australian National University).

Executive Vice President and General Manager of Networks 2005-2007. Senior Vice President of Nokia Networks, Asia-Pacific 2003-2004, Senior Vice President, Customer Operations of Nokia Networks 2002-2003, Vice President, Customer Operations of Nokia Networks 2000-2002, Managing Director of Nokia Networks in India and Area General Manager, South Asia 1999-2000, Regional Director of Business Development, Project and Trade Finance of Nokia Networks, Asia-Pacific 1998-1999, Chief Executive Officer of Modi Telstra, India 1995-1998, General Manager, Banking and Finance, Corporate and Government business unit of Telstra Corporation 1993-1995, holder of executive positions in the Corporate and Government business units of Telstra Corporation 1989-1993, holder of executive, managerial and clerical positions in the Australian Commonwealth Public Service 1982-1989.

Member of the Board of Directors of the Vitec Group.

Timo Ihamuotila, b. 1966	Executive Vice President, Sales. Group Executive Board member since April 1, 2007. With Nokia 1993-1996, rejoined 1999.

Master of Science (Economics) (Helsinki School of Economics), Licentiate of Science (Finance) (Helsinki School of Economics).

Executive Vice President, Sales and Portfolio Management, Mobile Phones, 2007. Senior Vice President, CDMA Business Unit, Mobile Phones 2004-2007,Vice President, Finance,

Corporate Treasurer of Nokia Corporation 2000-2004, Director of Corporate Finance 1999-2000, Vice President of Nordic Derivates Sales, Citibank plc 1996-1999, Manager of Dealing & Risk Management of Nokia 1993-1996, Analyst, Assets and Liability Management, Kansallis Bank 1990-1993.

Mary T. McDowell, b. 1964	Executive Vice President, Chief Development Officer. Group Executive Board member since 2004. Joined Nokia 2004.

Bachelor of Science (Computer Science) (College of Engineering at the University of Illinois).

Executive Vice President and General Manager of Enterprise Solutions 2004-2007. Senior Vice President, Strategy and Corporate Development of Hewlett-Packard Company 2003, Senior Vice President & General Manager, Industry-Standard Servers of Hewlett-Packard Company 2002-2003, Senior Vice President & General Manager, Industry-Standard Servers of Compaq Computer Corporation 1998-2002, Vice President, Marketing, Server Products Division of Compaq Computer Corporation 1996-1998. Holder of executive, managerial and other positions at Compaq Computer Corporation 1986-1996.

Hallstein Moerk, b. 1953	Executive Vice President, Human Resources. Group Executive Board member since 2004. Joined Nokia 1999.

Diplomøkonom (Econ.) (Norwegian School of Management). Holder of various positions at Hewlett-Packard Corporation 1977-1999.

Member of the Board of Advisors of Center for HR Strategy, Rutgers University. Fellow of Academy of Human Resources, Class of 2007.

Dr. Tero Ojanperä, b. 1966	Executive Vice President, Entertainment and Communities. Group Executive Board member since 2005. Joined Nokia 1990.

Master of Science (University of Oulu), Ph.D. (Delft University of Technology, The Netherlands).

Executive Vice President, Chief Technology Officer 2006-2007. Executive Vice President & Chief Strategy Officer 2005-2006, Senior Vice President, Head of Nokia Research Center 2003-2004. Vice President, Research, Standardization and Technology of IP Mobility Networks, Nokia Networks 1999-2002. Vice President, Radio Access Systems Research and General Manager of Nokia Networks in Korea, 1999. Head of Radio Access Systems Research, Nokia Networks 1998-1999, Principal Engineer, Nokia Research Center, 1997-1998.

A member of Young Global Leaders.

Niklas Savander, b. 1962	Executive Vice President, Services & Software. Group Executive Board Member 2006. Joined Nokia 1997.

Master of Science (Eng.) (Helsinki University of Technology), Master of Science (Economics and Business Administration) (Swedish School of Economics and Business Administration, Helsinki).

Executive Vice President, Technology Platforms 2006-2007. Senior Vice President and General Manager of Nokia Enterprise Solutions, Mobile Devices Business Unit 2003-2006, Senior Vice President, Nokia Mobile Software, Market Operations 2002-2003, Vice President, Nokia Mobile Software, Strategy, Marketing & Sales 2001-2002, Vice President and General Manager of Nokia Networks, Mobile Internet Applications 2000-2001, Vice President of Nokia Network Systems, Marketing 1997-1998. Holder of executive and managerial positions at Hewlett-Packard Company 1987-1997.

Member of the Board of Directors of Nokia Siemens Networks B.V. Vice Chairman of the Board of Directors of Tamfelt Oyj. Member of the Board of Directors and secretary of Waldemar von Frenckells Stiftelse.

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

Member of the Board of Directors of Nokia Siemens Networks B.V. Member of the Board of Directors of Electronic Arts, Inc. Member of the Board of Trustees of International House—New York. Member of US Treasury Advisory Committee on the Auditing Profession.

Veli Sundbäck, b. 1946	Executive Vice President, Corporate Relations and Responsibility. Group Executive Board member since 1996. Joined Nokia 1996.

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

Anssi Vanjoki, b. 1956	Executive Vice President, Markets. Group Executive Board member since 1998. Joined Nokia 1991.

Master of Science (Econ.) (Helsinki School of Economics and Business Administration).

Executive Vice President and General Manager of Multimedia 2004-2007. Executive Vice President of Nokia Mobile Phones 1998-2003, Senior Vice President, Europe & Africa of Nokia Mobile Phones 1994-1998, Vice President, Sales of Nokia Mobile Phones 1991-1994, 3M Corporation 1980-1991. Chairman of the Board of Directors of Amer Group Plc.

Dr. Kai Öistämö, b. 1964	Executive Vice President, Devices. Group Executive Board Member since 2005. Joined Nokia in 1991.

Doctor of Technology (Signal Processing), Master of Science (Engineering) (Tampere University of Technology).

Executive Vice President and General Manager of Mobile Phones 2005-2007. Senior Vice President, Business Line Management, Mobile Phones 2004-2005, Senior Vice President, Mobile Phones Business Unit, Nokia Mobile Phones 2002-2003, Vice President, TDMA/GSM 1900 Product Line, Nokia Mobile Phones 1999-2002, Vice President, TDMA Product Line 1997-1999, various technical and managerial positions in Nokia Consumer Electronics and Nokia Mobile Phones 1991-1997.

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

Board of Directors

The following table sets forth the annual remuneration of the members of the Board of Directors based on their positions on the Board and its committees, including the remuneration paid to the

President and CEO for his duties as the member of the Board of Directors only, as resolved by the respective Annual General Meetings, in 2007, 2006 and 2005.

Position	2007	2006	2005
(EUR)

Chair	375 000	375 000	165 000
Vice Chair	150 000	137 500	137 500
Member	130 000	110 000	110 000
Chair of Audit Committee	25 000	25 000	25 000
Member of Audit Committee	10 000	10 000	10 000
Chair of Personnel Committee	25 000	25 000	25 000

Total	1 775 000	1 472 500	1 262 500

Non-executive members of the Board of Directors do not receive stock options, performance shares, restricted shares or other variable compensation for their duties as Board members. In addition, no meeting fees are payable. However, it is Nokia policy that a significant portion of director remuneration is paid in the form of Nokia shares. Since 1999, approximately 40% of the annual remuneration payable to the members of Board of Directors has been paid in Nokia shares purchased from the market. The President and CEO receives variable compensation for his executive duties, but not for his duties as a member of the Board of Directors, which is described below in “—Executive Compensation—Actual Executive Compensation for 2007—Summary Compensation Table 2007”.

When preparing the Board of Directors’ remuneration proposal, it is the policy of the Corporate Governance and Nomination Committee of the Board to review and compare the level of board remuneration paid in other global companies with net sales and business complexity comparable to that of Nokia. The Committee’s aim is that Nokia has an effective Board consisting of world-class professionals representing an appropriate and diverse mix of skills and experience. A competitive Board remuneration contributes to our achievement of this target.

The remuneration of the Board of Directors is resolved annually by our Annual General Meeting by a simple majority of the shareholders’ votes represented at the meeting, upon proposal by the Corporate Governance and Nomination Committee of the Board. The remuneration is resolved for the period from the respective Annual General Meeting until the next Annual General Meeting.

Remuneration of the Board of Directors in 2007

For the year ended December 31, 2007, the aggregate remuneration paid to the members of the Board of Directors for their services as members of the Board and its committees, was EUR 1 775 000.

The following table sets forth the total annual remuneration paid to the members of the Board of Directors in 2007, as resolved by the shareholders at the Annual General Meeting on May 3, 2007. For information with respect to the Nokia shares and equity awards held by the members of the Board of Directors, please see “Item 6.E Share Ownership” below.

						Change in
						Pension Value
		Fees			Non-Equity	and Nonqualified
		Earned or			Incentive	Deferred
		Paid in	Stock		Plan	Compensation	All Other
		Cash	Awards	Option Awards	Compensation	Earnings	Compensation	Total
	Year	(EUR)(1)	(EUR)(2)	(EUR)(2)	EUR(2)	(EUR)(2)	(EUR)(2)	(EUR)

Jorma Ollila, Chair(3)	2007	375 000	–	–	–	–	–	375 000
Marjorie Scardino, Vice Chair(4)	2007	150 000	–	–	–	–	–	150 000
Georg Ehrnrooth(5)	2007	155 000	–	–	–	–	–	155 000
Lalita D. Gupte(6)	2007	140 000	–	–	–	–	–	140 000
Bengt Holmström	2007	130 000	–	–	–	–	–	130 000
Olli-Pekka Kallasvuo(7)	2007	130 000	–	–	–	–	–	130 000
Henning Kagermann	2007	130 000	–	–	–	–	–	130 000
Per Karlsson(8)	2007	155 000	–	–	–	–	–	155 000
Keijo Suila(9)	2007	140 000	–	–	–	–	–	140 000
Vesa Vainio(10)	2007	140 000	–	–	–	–	–	140 000
(11)

(1)	Approximately 60% of each Board member’s annual remuneration is paid in cash and the remaining 40% in Nokia shares acquired from the market.

(2)	Not applicable to any non-executive member of the Board of Directors.

(3)	This table includes remuneration paid to Mr. Ollila, Chairman, for his services as Chairman of the Board. Based on the long-term equity incentives granted earlier to Mr. Ollila pursuant to his prior position as the CEO of Nokia until June 1, 2006, Mr. Ollila received EUR 70 838 for taxable benefit concerning payment of the Finnish transfer tax and related gross-up in respect of settlements under performance and restricted share plans made to all participants of those plans who were Finnish tax residents.

(4)	The 2007 fee of Ms. Scardino was paid for her services as Vice Chair of the Board.

(5)	The 2007 fee paid to Mr. Ehrnrooth amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.

(6)	The 2007 fee paid to Ms. Gupte amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(7)	This table includes remuneration paid to Mr. Kallasvuo, President and CEO, for his services as a member of the Board, only. For the compensation paid for his services as the President and CEO, see “—Executive Compensation—Actual Executive Compensation for 2007—Summary Compensation Table 2007” below.

(8)	The 2007 fee paid to Mr. Karlsson amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.

(9)	The 2007 fee paid to Mr. Suila amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(10)	The 2007 fee paid to Mr. Vainio amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(11)	Daniel R. Hesse was paid the annual fee of EUR 130 000, prior to his resignation that was announced on December 28, 2007.

Proposal of the Corporate Governance and Nomination Committee of the Board

On January 24, 2008, the Corporate Governance and Nomination Committee of the Board announced that it will propose to the Annual General Meeting to be held on May 8, 2008 that the annual remuneration payable to the Board members to be elected at the same meeting for the term until the close of the Annual General Meeting in 2009 be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member. In addition, the Corporate Governance and Nomination Committee will propose that the Chairman of the Audit Committee and the Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000 and each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Committee will propose that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market. The proposed remuneration is at the same level as in 2007 except for the Chairman’s fee, which would increase to EUR 440 000 from the fee of EUR 375 000 paid in both 2006 and 2007.

Executive Compensation

Executive Compensation Philosophy, Programs and Decision-making Process

Our executive compensation philosophy and programs have been developed to enable Nokia to effectively compete in an extremely complex and rapidly evolving mobile communications industry. We are a leading company in our industry and conduct business globally. Our executive compensation programs have been designed to attract, retain and motivate talented executive officers that drive Nokia’s success and industry leadership worldwide.

Our compensation program for executive officers includes:

•	competitive base pay rates; and

•	short- and long-term incentives that are intended to result in competitive total compensation package.

The objectives of our executive compensation programs are to:

•	attract and retain outstanding executive talent;

•	deliver a significant amount of performance-related variable compensation for the achievement of both short- and long-term stretch goals;

•	appropriately balance rewards between both Nokia’s and an individual’s performance; and

•	align the interests of the executive officers with those of the shareholders through long-term incentives in the form of equity-based awards.

The competitiveness of Nokia’s executive compensation levels and practices is one of several key factors the Personnel Committee of the Board (the “Personnel Committee”) considers in its determination of compensation for Nokia executives. The Personnel Committee compares, on an annual basis, Nokia’s compensation practices, base salaries and total compensation, including short- and long-term incentives against those of other relevant companies in the same or similar industries and of the same or similar size that we believe we compete against for executive talent. The relevant companies include high technology and telecommunications companies that are headquartered in Europe and the United States.

The Personnel Committee retains and uses external consultants, Mercer Human Resources, to obtain benchmark data and information on current market trends. Mercer Human Resources works directly for the Chairman of the Personnel Committee and meets annually with the Personnel Committee, without management present, to provide an assessment of the competitiveness and appropriateness of Nokia’s executive pay levels and programs. Management provides Mercer Human Resources with information with regard to Nokia’s programs and compensation levels for their preparation in meeting with the Committee. The consultant of Mercer Human Resources that works for the Personnel Committee is independent of Nokia and does not have any other business relationships with Nokia.

The Personnel Committee reviews the executive officers’ compensation on an annual basis and from time to time during the year, when special needs arise. Without management present, the Committee reviews and recommends to the Board the corporate goals and objectives relevant to the compensation of the President and CEO, evaluates the performance of the President and CEO in light of those goals and objectives, and proposes to the Board the compensation level of the President and CEO, which is confirmed by the independent members of the Board. Management’s role is to provide any information requested by the Personnel Committee to assist in their deliberations.

In addition, upon initial recommendation of the President and CEO, the Personnel Committee approves all compensation for all the members of the Group Executive Board (excluding that of the President and CEO of Nokia and Simon Beresford-Wylie, Chief Executive Officer of Nokia Siemens Networks) and other direct reports to the President and CEO, including long-term equity incentives and goals and objectives relevant to compensation. The Personnel Committee also reviews the results of the evaluation of the performance of the Group Executive Board members (excluding the President and CEO and Mr. Beresford-Wylie) and other direct reports to the President and CEO and approves their incentive compensation based on such evaluation. Mr. Beresford-Wylie’s compensation as CEO of Nokia Siemens Networks is evaluated and approved by the Board of Directors of Nokia Siemens Networks. The Personnel Committee is apprised annually on actions taken with respect to Mr. Beresford-Wylie’s compensation.

The Personnel Committee considers the following factors, among others, in its review when determining the compensation of Nokia’s executive officers:

•	The compensation levels for similar positions (in terms of scope of position, revenues, number of employees, global responsibility and reporting relationships) in relevant comparison companies;

•	The performance demonstrated by the executive officer during the last year;

•	The size and impact of the role on Nokia’s overall performance and strategic direction;

•	The internal comparison to the compensation levels of the other executive officers of Nokia; and

•	Past experience and tenure in role.

The above factors are assessed in totality.

The compensation for Mr. Beresford-Wylie is determined by the Board of Directors of Nokia Siemens Networks based on the same factors as for the other members of the Group Executive Board of Nokia and determined in a similar process.

Components of Executive Compensation

Our compensation program for executive officers includes annual cash compensation in the form of a base salary, short-term cash incentives and long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares.

Annual Cash Compensation

Base salaries are targeted at globally competitive market levels.

Short-term cash incentives are tied directly to performance and represent a significant portion of an executive officer’s total annual cash compensation. The short-term cash incentive opportunity is expressed as a percentage of the executive officer’s annual base salary. These award opportunities and measurement criteria are presented in the table below.

Measurement criteria for the short-term cash incentive plan include those financial objectives that are considered important measures of Nokia’s success in driving increased shareholder value. Financial objectives are established which are based on a number of factors and are intended to be stretch targets that, when achieved, we believe, will result in performance that will exceed that of our key competitors in the high technology and telecommunications industries. The target setting, as well as the weighting of each measure, also requires the Personnel Committee’s approval. The following table reflects the measurement criteria that are established for the President and CEO and members of the Group Executive Board and the relative weighting of each objective for the year 2007.

Incentive as a % of Annual Base Salary in 2007

	Minimum	Target	Maximum
Position	Performance	Performance	Performance	Measurement Criteria

President and CEO	0%	100%	225%	(a) Financial Objectives (includes targets for net sales, operating profit and operating cash flow measures)
	0%	25%	37.5%	(c) Total Shareholder Return(1) (comparison made with key competitors in the high technology and telecommunications industries over one, three and five year periods
	0%	25%	37.5%	(d) Strategic Objectives

Total	0%	150%	300%

Group Executive Board	0%	75%	168.75%	(a) Financial Objectives (includes targets for net sales, operating profit and operating cash flow); and
				(b) Individual Strategic Objectives (as described below)
	0%	25%	37.5%	(c) Total Shareholder Return(1)(2)

Total	0%	100%	206.25%

(1)	Total shareholder return reflects the change in Nokia’s share price during a respective time period added with the value of dividends per share paid during the said period, divided by Nokia’s share price at the beginning of the period. The calculation is the same also for each company in the said peer group.

(2)	Only some members of the Group Executive Board are eligible for the additional 25% total shareholder return element.

The incentive payout is based on performance relative to targets set for each measurement criteria listed in the table above: (a) a comparison of Nokia’s actual performance to pre-established targets for net sales, operating profit and operating cash flow and (b) a comparison of each executive officer’s individual performance to his/her predefined individual strategic objectives and targets. Individual strategic objectives include market share, quality, technology innovation, new product revenue, customer retention rates, environmental achievements and other objectives of key strategic importance which require a discretionary assessment of performance by the Personnel Committee.

When determining the final incentive pay-out, the Personnel Committee determines an overall score for each executive based on the degree to which (a) Nokia’s financial objectives have been achieved together with (b) qualitative scores assigned to the individual strategic objectives. The final incentive payout is determined by multiplying each executive’s eligible salary by: (i) his/her incentive target percent; and (ii) the score resulting from the above-mentioned factors (a) and (b). The resulting score for each executive is then multiplied by an “affordability factor,” which is determined based on overall sales, profitability and cash flow of Nokia. The Personnel Committee may apply discretion when evaluating actual results against targets and the resulting incentive payouts. In certain exceptional situations, the actual short-term cash incentive awarded to the executive officer could be zero. The maximum payout is only possible with maximum performance on all measures.

The portion of the short-term cash incentives that is tied to (a) Nokia’s financial objectives and (b) individual strategic objectives and targets is paid twice each year based on the performance for each of Nokia’s short-term plans that end on June 30 and December 31 of each year. Another portion of the short-term cash incentives is paid annually at the end of the year, based on the Personnel Committee’s assessment of (c) Nokia’s total shareholder return compared to key competitors in the high technology and telecommunications industries and relevant market indices over one-, three- and five-year periods. In the case of the President and CEO, the annual incentive award is also partly based on his performance compared against (d) strategic leadership objectives, including entry into new markets and services and executive development.

Instead of Nokia’s short-term cash incentive plan, Simon Beresford-Wylie participates in a short-term cash incentive plan sponsored by Nokia Siemens Networks, which is similar to Nokia’s plan.

For more information on the actual cash compensation paid in 2007 to our executive officers, see “—Actual Executive Compensation for 2007—Summary Compensation Table 2007” below.

Long-Term Equity-Based Incentives

Long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares are used to align executive officers interests with shareholders’ interests, reward performance and encourage retention. These awards are determined on the basis of the factors discussed above in “—Executive Compensation Philosophy and Decision-making Process”, including a comparison of the executive officer’s overall compensation with that of other executives in the relevant market and the impact on the competitiveness of the executive’s compensation package in that market. Performance shares are Nokia’s main vehicle for long-term equity-based incentives and reward the achievement of both Nokia’s long-term financial results and an increase in share price. Performance shares vest as shares, if at least one of the pre-determined threshold performance levels, tied to Nokia’s financial performance, is achieved by the end of the performance period and their value increases with our share price. Stock options are granted to fewer employees that are in more senior and executive positions. Stock options create value for the executive officer, once vested, if the Nokia share price is higher than the exercise price of the stock option established at grant, thereby aligning the interests of the executives with those of the shareholders. Restricted shares are used primarily for retention purposes and they vest fully after the close of a pre-determined restriction period. These equity-based incentive awards are generally forfeited, if the executive leaves Nokia prior to vesting.

Instead of the long-term equity-based incentive plans of Nokia, Simon Beresford-Wylie participates in a long-term cash incentive plan sponsored by Nokia Siemens Networks. The long-term cash incentive plan of Nokia Siemens Networks is designed to align the interests of Nokia Siemens Networks executives with increased shareholder value of Nokia Siemens Networks and, ultimately, with increased shareholder value for that of its owners, including Nokia and its shareholders. The plan provides Nokia Siemens Networks executives an opportunity to earn cash incentives based on the achievement of pre-determined financial goals, including net sales and operating margin. These long-term cash incentive awards of Nokia Siemens Networks are generally forfeited if the executive leaves employment prior to the end of the plan period.

Information on the actual equity-based incentives granted to the members of our Group Executive Board is included in “Item 6.E Share Ownership.”

Actual Executive Compensation for 2007

At December 31, 2007, Nokia had a Group Executive Board consisting of 12 members. The only change in the membership of our Group Executive Board during 2007 was the appointment of Timo Ihamuotila as a new member of the Group Executive Board, effective April 1, 2007.

The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Group Executive Board under our equity plans in 2007.

Gains realized upon exercise of stock options and share-based incentive grants vested for the members of the Group Executive Board during 2007 are included in “Item 6.E Share Ownership.”

Aggregate Cash Compensation to the Group Executive Board for 2007

	Number of
	Members		Cash
	December 31,		Incentive
Year	2007	Base Salaries(3)	Payments(1)(2)(3)
		EUR	EUR

2007	12	5 354 176	8 280 615

(1)	Includes payments pursuant to cash incentive arrangements for the 2007 calendar year paid or payable by Nokia for the respective fiscal year. The cash incentives are paid as a percentage of annual base salary based on Nokia’s short-term cash incentives.

(2)	Excluding any gains realized upon exercise of stock options, which are described in “Item 6.E Share Ownership.”

(3)	Includes base salary and bonuses to Simon Beresford-Wylie, EVP and General Manager Networks of Nokia for the period until March 31, 2007 and Chief Executive Officer of Nokia Siemens Networks for the remainder of 2007 and to Timo Ihamuotila from April 1, 2007.

Long-Term Equity-Based Incentives Granted in 2007(1)

Total Number
	Group Executive Board(3)	Total	of Participants

Performance Shares at Threshold(2)	286 000	2 163 901	5 300
Stock Options	572 000	3 211 965	2 800
Restricted Shares	390 000	1 749 433	300

(1)	The equity-based incentive grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. The settlement is conditional upon performance and service conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 22 to our consolidated financial statements included in Item 18 of this annual report.

(2)	At maximum performance, the settlement amounts to four times the number of performance shares originally granted at threshold.

(3)	Including Timo Ihamuotila from April 1, 2007.

Summary Compensation Table 2007

							Change in
							Pension Value
							and Nonqualified
Name and						Non-Equity	Deferred
Principal				Stock	Option	Incentive Plan	Compensation		All Other
Position(1)	Year(*)	Salary	Bonus(2)	Awards(3)	Awards(3)	Compensation(**)	Earnings		Compensation		Total
		EUR	EUR	EUR	EUR	EUR	EUR		EUR		EUR

Olli-Pekka Kallasvuo	2007	1 037 619	2 348 877	4 112 581	693 141	—	956 333	(4)(5)	183 603	(6)	9 332 153
President and CEO	2006	898 413	664 227	1 529 732	578 465	—	1 496 883	(4)	38 960		5 206 680
	2005	623 524	947 742
Richard Simonson	2007	488 422	827 333	1 576 376	234 310	—			46 699	(8)	3 173 141
EVP and Chief Financial	2006	460 070	292 673	958 993	194 119	—			84 652		1 990 507
Officer(7)	2005	461 526	634 516
Anssi Vanjoki	2007	556 381	900 499	1 602 605	239 829	—	18 521	(4)	49 244	(9)	3 367 078
EVP, Markets	2006	505 343	353 674	938 582	222 213	—	215 143	(4)	29 394		2 264 349
	2005	476 000	718 896
Mary McDowell	2007	444 139	769 773	1 551 482	396 169	—			32 463	(10)	3 194 027
EVP, Chief Development	2006	466 676	249 625	786 783	213 412	—			45 806		1 762 302
Officer(7)
Kai Öistämö	2007	382 667	605 520	1 412 371	223 284	—	41 465	(4)	32 086	(11)	2 697 393
EVP, Devices

(1)	The positions set forth in this table are the current positions of the named executives. Mr. Kallasvuo was President and COO until June 1, 2006. Until December 31, 2007, Mr. Vanjoki was Executive Vice President and General Manager of Multimedia; Ms. McDowell, Executive Vice President and General Manager of Enterprise Solutions; and Mr. Öistämö, Executive Vice President and General Manager of Mobile Phones.

(2)	Bonus payments are part of Nokia’s short-term cash incentives. The amount consists of the bonus awarded and paid or payable by Nokia for the respective fiscal year.

(3)	Amounts shown represent share-based compensation expense recognized in the respective fiscal year for all outstanding equity grants in accordance with IFRS 2, Share-based payment.

(4)	The change in pension value represents the proportionate change in Nokia’s liability related to the individual executive. These executives participate in the Finnish TyEL pension system that provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. The TyEL system is a partly funded and a partly pooled “pay as you go” system. The figures shown represent only the change in liability for the funded portion. The method used to derive the actuarial IFRS valuation is based upon salary information at the respective year-end. Actuarial assumptions including salary increases and inflation have been determined to arrive at the valuation at the respective year end

(5)	The change in pension value for Mr. Kallasvuo includes EUR 148 333 for the proportionate change in the company’s liability related to the individual under the funded part of the Finnish TyEL pension (see footnote 4 above). In addition, it includes EUR 808 000 for the change in liability in the early retirement benefit at the age of 60 provided under his service contract.

(6)	All other compensation for Mr. Kallasvuo in 2007 includes: EUR 130 000 for his services as member of the Board of Directors, see also “—Board of Directors—Remuneration of the Board of Directors in 2007” above; EUR 21 300 for car allowance; EUR 10 000 for financial counseling; EUR 17 383 for a taxable benefit concerning payment of the Finnish transfer tax and related gross-up in respect of settlements under performance and restricted share plans made to all participants of those plans who were Finnish tax residents; and EUR 4 920 for driver and for mobile phone.

(7)	Salaries, benefits and perquisites of Ms. McDowell and Mr. Simonson are paid and denominated in USD. Amounts were converted to EUR using year-end 2007 USD/EUR exchange rate of 1.47. For year 2006, amounts were converted to EUR using year-end 2006 USD/EUR exchange rate of 1.31.

(8)	All other compensation for Mr. Simonson in 2007 includes: EUR 10 544 company contributions to the 401(k) plan, EUR 11 565 for car allowance, EUR 10 548 for financial counseling, EUR 9 691 provided as benefit under Nokia’s relocation policy and EUR 4 351 Employee Stock Purchase Plan benefit.

(9)	All other compensation for Mr. Vanjoki in 2007 includes: EUR 22 020 for car allowance, EUR 16 984 taxable benefit concerning payment of the Finnish transfer tax and related gross-up in respect of settlements under performance and restricted share plans made to all participants of those plans who were Finnish tax residents; EUR 10 000 for financial counseling and the remainder for mobile phone.

(10)	All other compensation for Ms. McDowell in 2007 includes: EUR 9 184 company contributions to the 401(k) plan, EUR 11 565 for car allowance, EUR 10 531 for financial counseling and the remainder for benefit provided under Nokia’s relocation policy.

(11)	All other compensation for Mr. Öistämö in 2007 includes: EUR 13 777 for car allowance, EUR 8 069 taxable benefit concerning payment of the Finnish transfer tax and related gross-up in respect of settlements under performance and restricted share plans made to all participants of those plans who were Finnish tax residents; EUR 10 000 for financial counseling and the remainder for mobile phone.

(*)	History has been provided for those data elements previously disclosed.

(**)	None of the named executive officers participated in a formulated, non-discretionary incentive plan. Annual incentive payments are included under the “Bonus” column.

Equity Grants in 2007(1)

		Option Awards				Stock Awards
			Number of			Performance	Performance
			Shares	Grant	Grant Date	Shares at	Shares at	Restricted	Grant Date
Name and Principal		Grant	underlying	Price	Fair Value(2)	Threshold	Maximum	Shares	Fair Value(3)
Position	Year	Date	Options	(EUR)	(EUR)	(Number)	(Number)	(Number)	(EUR)

Olli-Pekka Kallasvuo President and CEO	2007	May 11	160 000	18.39	581 690	80 000	320 000	100 000	5 709 382
Richard Simonson EVP and Chief Financial Officer	2007	May 11	55 000	18.39	199 956	27 500	110 000	35 000	1 978 385
Anssi Vanjoki EVP, Markets	2007	May 11	55 000	18.39	199 956	27 500	110 000	35 000	1 978 385
Mary McDowell EVP, Chief Development Officer	2007	May 11	55 000	18.39	199 956	27 500	110 000	35 000	1 978 385
Kai Öistämö EVP, Devices	2007	May 11	55 000	18.39	199 956	27 500	110 000	35 000	1 978 385

(1)	Including all grants made during 2007. Grants were made under the Nokia Stock Option Plan 2007, the Nokia Performance Share Plan 2007 and the Nokia Restricted Share Plan 2007, respectively.

(2)	The fair values of stock options equal the estimated fair value on the grant date, calculated using the Black-Scholes model. The stock option exercise price is EUR 18.39. The Helsinki Stock Exchange closing market price at the grant date was EUR 18.42.

(3)	The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of performance shares is presented on the basis of a number of shares which is two times the number at threshold.

For information with respect to the Nokia shares and equity awards held by the members of the Group Executive Board, please see “Item 6.E Share Ownership” below.

Pension Arrangements for the Members of the Group Executive Board

The members of the Group Executive Board participated in the local retirement programs applicable to employees in the country where they reside. Executives in Finland participate in the Finnish TyEL pension system, which provides for a retirement benefit based on years of service and earnings according to a prescribed statutory system. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. The Finnish TyEL pension scheme provides for early retirement benefits at age 62 with a reduction in the amount of retirement benefits. Standard retirement benefits are available from age 63 to 68, according to an increasing scale.

Executives in the United States participate in Nokia’s Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer match vests for the participants for each year of their employment. Participants earning in excess of the Internal Revenue Service (IRS) eligible earning limits may participate in the Nokia Restoration and Deferral Plan which allows employees to defer up to 50% of their salary and 100% of their bonus into this non-qualified plan. Contributions to the Restoration and Deferral Plan in excess of IRS deferral limits will be matched 100% up to 8% of eligible earnings less contributions made to the 401(k) plan.

Olli-Pekka Kallasvuo can, as part of his service contract, retire at the age of 60 with full retirement benefits should he be employed by Nokia at the time. The full retirement benefit is calculated as if Mr. Kallasvuo had continued his service with Nokia through the retirement age of 65.

Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TyEL system, the company contribution to NIEBP is 1.3% of annual earnings.

Hallstein Moerk, following his arrangement with a previous employer, has also in his current position at Nokia a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reduced benefits.

Service Contracts

Olli-Pekka Kallasvuo’s service contract covers his current position as President and CEO and Chairman of the Group Executive Board. As of December 31, 2007, Mr. Kallasvuo’s annual total gross base salary, which is subject to an annual review by the Board of Directors and confirmation by the independent members of the Board, is EUR 1 050 000. His incentive targets under the Nokia short-term cash incentive plan are 150% of annual gross base salary. In case of termination by Nokia for reasons other than cause, including a change of control, Mr. Kallasvuo is entitled to a severance payment of up to 18 months of compensation (both annual total gross base salary and target incentive). In case of termination by Mr. Kallasvuo, the notice period is 6 months and he is entitled to a payment for such notice period (both annual total gross base salary and target incentive for 6 months). Mr. Kallasvuo is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated for cause, Mr. Kallasvuo may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual total gross base salary and target incentive for the respective period during which no severance payment is paid.

Equity-Based Compensation Programs

General

During the year ended December 31, 2007, we sponsored four global stock option plans, four global performance share plans and four global restricted share plans. Both executives and employees participate in these plans. In 2004, we introduced performance shares as the main element to the company’s broad-based equity compensation program to further emphasize the performance element in employees’ long-term incentives. Thereafter, the number of stock options granted has been significantly reduced. The rationale for using both performance shares and stock options for employees in higher job grades is to build an optimal and balanced combination of long-term equity-based incentives. The equity-based compensation programs intend to align the potential value received by participants directly with the performance of Nokia. Since 2003, we also have granted restricted shares to a small selected number of employees each year.

The equity-based incentive grants are generally conditioned upon continued employment with Nokia, as well as the fulfillment of performance and other conditions, as determined in the relevant plan rules.

The broad-based equity compensation program for 2007, which was approved by the Board of Directors, followed the structure of the program in 2006. The participant group for the 2007 equity-based incentive program continued to be broad, with a wide number of employees in many levels of the organization eligible to participate. As at December 31, 2007, the aggregate number of participants in all of our equity-based programs was approximately 22 000 compared with approximately 30 000 as at December 31, 2006 reflecting changes in our grant guidelines.

The employees of Nokia Siemens Networks have not participated in any new Nokia equity-based incentive plans since the formation of Nokia Siemens Networks on April 1, 2007.

For a more detailed description of all of our equity-based incentive plans, see Note 22 to our consolidated financial statements included in Item 18 of this annual report.

Performance Shares

We have granted performance shares under the global 2004, 2005, 2006 and 2007 plans, each of which, including its terms and conditions, has been approved by the Board of Directors.

The performance shares represent a commitment by Nokia to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: Nokia’s average annual net sales growth for the performance period of the plan and earnings per share (“EPS”) at the end of the performance period.

The 2004 and 2005 Performance Share Plans have a four-year performance period and a two-year interim measurement period. The 2006 and 2007 Performance Share Plans have a three-year performance period with no interim measurement period. The below table summarizes the relevant periods and settlements under the plans.

		Interim
	Performance	measurement	1st (interim)	2nd (final)
Plan	period	period	settlement	settlement

2004	2004-2007	2004-2005	2006	2008
2005	2005-2008	2005-2006	2007	2009
2006	2006-2008	N/A	N/A	2009
2007	2007-2009	N/A	N/A	2010

Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Performance share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Approvals for performance share grants to the CEO are made by the independent members of the Board of Directors. Approvals for performance share grants to the other Group Executive Board members and other direct reports of the CEO are made by the Personnel Committee.

Stock Options

Nokia’s global stock option plans in effect for 2007, including their terms and conditions, were approved by the Annual General Meetings in the year when each plan was launched, i.e., in 2001, 2003, 2005 and 2007.

Each stock option entitles the holder to subscribe for one new Nokia share. Under the 2001 stock option plan, the stock options were transferable by the participants. Under the 2003, 2005 and 2007 plans, the stock options are non-transferable. All of the stock options have a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter. The stock options granted under the plans generally have a term of five years.

The exercise prices of the stock options are determined at the time of their grant on a quarterly basis. The exercise prices are determined in accordance with a pre-agreed schedule after the release of Nokia’s periodic financial results and are based on the trade volume weighted average price of a Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any short-term fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have the right to amend the above-described determination of the exercise price.

Stock option grants are approved by the CEO at the time of stock option pricing on the basis of an authorization given by the Board of Directors. Approvals for stock option grants to the CEO are made by the independent members of the Board of Directors. Approvals for stock option grants to the other Group Executive Board members and for other direct reports of the CEO are made by the Personnel Committee.

Restricted Shares

Since 2003, we have granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is Nokia’s philosophy that restricted shares will be used only for key management positions and other critical resources. The outstanding global restricted share plans, including their terms and conditions, have been approved by the Board of Directors.

All of our restricted share plans have a restriction period of three years after grant. Once the shares vest, they are transferred and delivered to the participants. The restricted share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. Until the Nokia shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. Restricted share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Approvals of restricted share grants to the CEO are made by the independent members of the Board of Directors. Approvals for restricted share grants to the other Group Executive Board members and other direct reports of the CEO are made by the Personnel Committee.

Other Equity Plans for Employees

In addition to our global equity plans described above, we have equity plans for Nokia-acquired businesses or employees in the United States and Canada under which participants can receive Nokia ADSs or ordinary shares. These equity plans do not result in an increase in the share capital of Nokia.

We have also an Employee Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The purchase of the ADSs is funded through monthly payroll deductions from the salary of the participants, and the ADSs are purchased on a monthly basis. As at December 31, 2007, a total of 11 339 333 ADSs had been purchased under this plan since its inception, and there were a total of approximately 600 participants.

For more information on these plans, see Note 22 to our consolidated financial statements included in Item 18 of this annual report.

Equity-Based Compensation Program 2008

The Board of Directors announced the proposed scope and design for the Equity Program 2008 on January 24, 2008. The main equity instrument will be performance shares. In addition, stock options will be used on a limited basis for senior managers, and restricted shares will be used for a small number of high potential and critical employees. These equity-based incentive awards are generally forfeited, if the employee leaves Nokia prior to vesting.

Performance Shares

The Performance Share Plan 2008 approved by the Board of Directors will cover a performance period of three years (2008-2010) with no interim measurement period. No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria:

(1) Average Annual Net Sales Growth: 4% (threshold) and 16% (maximum) during the performance period 2008-2010, and

(2) EPS (diluted, excluding special items): EUR 1.72 (threshold) and EUR 2.76 (maximum) at the end of the performance period in 2010.

Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2007 through 2010. EPS is the diluted earnings per share in 2010 excluding special items. Both the EPS and Average Annual Net Sales Growth criteria are equally weighted and performance under each of the two performance criteria is calculated independent of each other.

Achievement of the maximum performance for both criteria would result in the vesting of a maximum of 12 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for both criteria will result in the vesting of approximately 3 million shares. If only one of the threshold levels of performance is achieved, only approximately 1.5 million of the performance shares will vest. If none of the threshold levels is achieved, then none of the performance shares will vest. For performance between the threshold and maximum performance levels, the vesting follows a linear scale. If the required performance levels are achieved, the vesting will take place in 2010. Until the

Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

Stock Options

The stock options to be granted in 2008 are out of the Stock Option Plan 2007 approved by the Annual General Meeting in 2007. For more information on Stock Option Plan 2007 see “Equity-Based Compensation Programs—Stock options” above.

Restricted Shares

The restricted shares to be granted under the Restricted Share Plan 2008 will have a three-year restriction period. The restricted shares will vest and the payable Nokia shares be delivered mainly in 2011, subject to fulfillment of the service period criteria. Participants will not have any shareholder rights or voting rights during the restriction period, until the Nokia shares are transferred and delivered to plan participants at the end of the restriction period.

Maximum Planned Grants in 2008

The maximum number of planned grants under the 2008 Equity Program (i.e., performance shares, stock options and restricted shares) in 2008 are set forth in the table below.

Maximum Number of Planned Grants under
Plan type	the 2008 Equity Program in 2008

Stock Options	5 million
Restricted Shares	4 million
Performance Shares at Threshold(1)	3 million

(1)	The maximum number of shares to be delivered at maximum performance is four times the number at threshold, i.e., a total of 12 million Nokia shares.

As at December 31, 2007, the total dilutive effect of Nokia’s stock options, performance shares and restricted shares outstanding, assuming full dilution, was approximately 2.3% in the aggregate. The potential maximum effect of the proposed equity program 2008 would be approximately another 0.6%.

6.C Board Practices

The Board of Directors

The operations of the company are managed under the direction of the Board of Directors, within the framework set by the Finnish Companies Act and our Articles of Association and the complementary Corporate Governance Guidelines and related charters adopted by the Board.

The Board represents and is accountable to the shareholders of the company. The Board’s responsibilities are active, not passive, and include the responsibility regularly to evaluate the strategic direction of the company, management policies and the effectiveness with which management implements them, and assesses the overall risk of the company. The Board’s responsibilities further include overseeing the structure and composition of the company’s top management and monitoring legal compliance and the management of risks related to the company’s operations. In doing so the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.

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

The basic responsibility of the members of the Board is to act in good faith and with due care so as to exercise their business judgment on an informed basis in what they reasonably and honestly believe to be the best interests of the company and its shareholders. In discharging that obligation, the directors must inform themselves of all relevant information reasonably available to them. The Board and each Committee also have the power to hire independent legal, financial or other advisors as they deem necessary. The Board conducts annual performance self-evaluations, which also include evaluations of the Committees’ work, the results of which are discussed by the Board.

Pursuant to the articles of association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of twelve members. The members of the Board are elected for a term of one year at each Annual General Meeting, i.e., from the close of that Annual General Meeting until the close of the following Annual General Meeting, which convenes each year by June 30. The Annual General Meeting held on May 3, 2007 elected eleven members to the Board of Directors. One member, Daniel R. Hesse, resigned from the Board in December 2007 as a result of which the Board consisted of ten members on December 31, 2007.

The Board elects a Chair and a Vice Chair from among its members for a one-year term. On May 3, 2007, the Board resolved that Jorma Ollila should continue to act as Chair and that Marjorie Scardino shall act as Vice Chair of the Board. The Board also appoints the members and the chairpersons for its Committees from among its non-executive, independent members for a one-year term. For information about the members and the chairpersons for Board’s Committees, see “—Committees of the Board of Directors” below.

The current members of the Board are all non-executive, except the President and Chief Executive Officer who is also a member of the Board. The non-executive Board members are all independent as defined under Finnish rules and regulations, except the Chairman of the Board who acted as Chairman and Chief Executive Officer until June 1, 2006. In January 2008, the Board determined that seven of the Board’s ten members are independent, as defined in the New York Stock Exchange’s corporate governance listing standards, as amended in November 2004. In addition to the Chairman of the Board and the President and Chief Executive Officer, Bengt Holmström was determined not to be independent under the NYSE standards due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenue from Nokia accounts for an amount that exceeds the limit provided in the NYSE listing standards, but that is less than 5%. Also in January 2008, the Board determined that Georg Ehrnrooth, Chairman of the Audit Committee, was a financial expert within the meaning of the Sarbanes-Oxley Act of 2002 and the subsequent regulations by the US Securities and Exchange Commission.

The Board convened twelve times during 2007. Six of the meetings were held through technical equipment. The average ratio of attendance at the meetings was 94%. The non-executive directors meet without management at regularly scheduled sessions twice a year and at such other times as they deem appropriate, in practice in connection with each regularly scheduled meeting in 2007. Such sessions were chaired by the non-executive Chairman of the Board or, in his absence, the non-executive Vice Chair of the Board. In addition, the independent directors meet separately at least once annually.

The Corporate Governance Guidelines concerning the directors’ responsibilities, the composition and selection of the Board, Board committees and certain other matters relating to corporate governance are available on our website, www.nokia.com. We also have a company Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible on our website, www.nokia.com. As well, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, see “Item 16.B. Code of Ethics.”

At December 31, 2007, Mr. Kallasvuo, the President and Chief Executive Officer, was the only Board member who had a service contract with Nokia. For a discussion of the service contract of Mr. Kallasvuo, see “— Service Contracts” below.

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since May 3, 2007, the Committee has consisted of the following four members of the Board: Georg Ehrnrooth (Chair), Lalita D. Gupte, Keijo Suila and Vesa Vainio.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board’s oversight of (1) the quality and integrity of the company’s financial statements and related disclosure, (2) the external auditor’s qualifications and independence, (3) the performance of the external auditor subject to the requirements of Finnish law, (4) the performance of the company’s internal controls and risk management and assurance function, (5) the performance of the internal audit function, and (6) the company’s compliance with legal and regulatory requirements. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters.

Under Finnish law, our external auditor is elected by our shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Committee makes a proposal to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. Also under Finnish law, the fees of the external auditor are approved by our shareholders by a simple majority vote at the Annual General Meeting. The Committee makes a proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the shareholders at the Annual General Meeting.

The Committee meets at least four times a year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, head of the internal audit function, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has at all times direct access to the Audit Committee, without involvement of management. The Audit Committee convened seven times in 2007. One of the meetings was held through technical equipment.

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since May 3, 2007, the Personnel Committee has consisted of the following members of the Board: Per Karlsson (Chair), Daniel R. Hesse (until December 2007), Henning Kagermann and Marjorie Scardino.

The primary purpose of the Personnel Committee is to oversee the personnel policies and practices of the company. It assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the company’s executives and the terms of employment of the same. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding (1) compensation of the company’s top executives and their employment conditions, (2) all equity-based plans, (3) incentive compensation plans, policies and programs of the company affecting executives and (4) other significant incentive plans. The Committee is responsible for overseeing compensation philosophy and principles and ensuring the above compensation programs are performance-based, properly motivate management, support overall corporate strategies and are aligned with shareholders’ interests. The Committee is responsible for the review of senior management development and succession plans.

The Personnel Committee convened three times in 2007.

For further information on the activities of the Personnel Committee, see “6.B Compensation — Executive Compensation.”

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Stock Exchange and the New York Stock Exchange. Since May 3, 2007, the Corporate Governance and Nomination Committee has consisted of the following three members of the Board: Marjorie Scardino (Chair), Georg Ehrnrooth and Per Karlsson.

The Corporate Governance and Nomination Committee’s purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders, and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (i) actively identifying individuals qualified to become members of the Board, (ii) recommending to the shareholders the director nominees for election at the Annual General Meetings, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) assisting the Board and each committee of the Board in its annual performance self-evaluations, including establishing criteria to be used in connection with such evaluations, and (v) developing and recommending to the Board and administering our Corporate Governance Guidelines.

The Corporate Governance and Nomination Committee convened four times in 2007. One of the meetings was held through technical equipment.

The charters of each of the committees are available on our website, www.nokia.com.

Home Country Practices

Under the New York Stock Exchange’s corporate governance listing standards, listed foreign private issuers, like Nokia, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by Nokia as compared to those followed by US domestic companies under the NYSE listing standards, except that Nokia follows the requirements of Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly-issued shares or treasury shares require shareholder approval at the time of the delivery of the shares or, if shareholder approval is granted through an authorization to the Board of Directors, no more than a maximum of five years earlier. The NYSE listing standards require that equity compensation plans be approved by a company’s shareholders.

Nokia’s corporate governance practices also comply with the Corporate Governance Recommendation for Listed Companies approved by the Helsinki Stock Exchange in December 2003 effective as of July 1, 2004.

6.D Employees

At December 31, 2007, Nokia employed 112 262 people, compared with 68 483 people at December 31, 2006, and 58 874 at December 31, 2005. The increase in the number of personnel on December 31, 2007 compared to December 31, 2006 was primarily attributable to the formation of Nokia Siemens Networks on April 1, 2007. The average number of personnel for 2007, 2006 and 2005 was 100 534, 65 324 and 56 896 respectively, divided according to their activity and geographical location as follows:

	2007	2006	2005

Mobile Phones	3 475	3 639	2 647
Multimedia	3 708	3 058	2 750
Enterprise Solutions	2 095	2 264	2 185
Nokia Siemens Networks(1)	50 336	20 277	17 676
Customer and Market Operations	28 739	23 323	18 642
Technology Platforms	6 116	5 874	6 629
Common Group Functions	6 065	6 889	6 367

Nokia Group	100 534	65 324	56 896

Finland	24 698	24 091	23 628
Other European countries	30 488	14 490	13 051
Middle-East & Africa	3 384	724	250
China	11 410	6 893	5 466
Asia-Pacific	14 873	7 915	3 593
North America	5 674	6 050	6 680
Latin America	10 007	5 161	4 228

Nokia Group	100 534	65 324	56 896

(1)	As of April 1, 2007, our consolidated financial data include that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the average numbers of personnel for 2007 are not directly comparable to the average numbers of personnel for 2006 and 2005.

Management believes that we have a good relationship with our employees and with the labor unions.

6.E Share Ownership

General

The following section describes the ownership or potential ownership interest in the company of the members of our Board of Directors and the Group Executive Board, either through share ownership or through holding of equity-based incentives, which may lead to share ownership in the future.

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

Share Ownership of the Board of Directors

At December 31, 2007, the members of our Board of Directors held the aggregate of 975 797 shares and ADSs in Nokia (not including stock options or other equity awards which are deemed as being beneficially owned under applicable SEC rules), which represented 0.03% of our outstanding share capital and total voting rights excluding shares held by Nokia Group at that date.

The following table sets forth the number of shares and ADSs held by members of the Board of Directors as at December 31, 2007.

	Shares(1)	ADSs

Jorma Ollila(2)	389 578	—
Marjorie Scardino	—	17 263
Georg Ehrnrooth(3)	318 347	—
Lalita D. Gupte	—	3 027
Bengt Holmström	19 416	—
Henning Kagermann	2 810	—
Olli-Pekka Kallasvuo(4)	166 059	—
Per Karlsson(3)	22 889	—
Keijo Suila	5 597	—
Vesa Vainio	30 811	—

Total	955 507	20 290

(1)	The number of shares includes not only shares acquired as compensation for services rendered as a member of the Board of Directors, but also shares acquired by any other means.

(2)	For Mr. Ollila, this table includes his share ownership, only. Mr. Ollila was entitled to retain all vested and unvested stock options, performance shares and restricted shares granted to him in respect of his services as the CEO of Nokia prior to June 1, 2006 as approved by the Board of Directors. Therefore, in addition to the above-presented share ownership, Mr. Ollila held, as of December 31, 2007; a total of 1 800 000 stock options, 300 000 performance shares (at threshold) and 200 000 restricted shares. The information relating to stock options held by Mr. Ollila as at December 31, 2007 is represented in the table below.

					Total Intrinsic Value of
		Exercise			Stock Options,
		Price per			December 31, 2007
Stock Option		Share	Number of Stock Options		(EUR)
Category	Expiration Date	(EUR)	Exercisable	Unexercisable	Exercisable	Unexercisable

2002 A/B	December 31, 2007	17.89	—	—	—	—
2003 2Q	December 31, 2008	14.95	600 000	—	6 942 000	—
2004 2Q	December 31, 2009	11.79	325 000	75 000	4 787 250	1 104 750
2005 2Q	December 31, 2010	12.79	225 000	175 000	3 089 250	2 402 750
2006 2Q	December 31, 2011	18.02	125 000	275 000	1 062 500	2 337 500

Number of stock options in the above table equals the number of underlying shares represented by the option entitlement. Stock options vest over four years: 25% after one year and 6.25% each quarter thereafter. The intrinsic value of the stock options in the above table is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as at December 28, 2007 of EUR 26.52.

(3)	Mr. Ehrnrooth’s and Mr. Karlsson’s holdings include both shares held personally and shares held through a company.

(4)	For Mr. Kallasvuo, this table includes his share ownership only. Mr. Kallasvuo’s holdings of long-term equity-based incentives are outlined below in “—Stock Option Ownership of the Group Executive Board” and “—Performance Shares and Restricted Shares.”

Share Ownership of the Group Executive Board

The following table sets forth the share ownership, as well as potential ownership interest through holding of equity-based incentives, of the members of the Group Executive Board as at December 31, 2007.

			Shares	Shares
			Receivable	Receivable	Shares
		Shares	Through	Through	Receivable
		Receivable	Performance	Performance	Through
		Through Stock	Shares at	Shares at	Restricted
	Shares	Options	Threshold(3)	Maximum(4)	Shares

Number of Equity Instruments Held by Group Executive Board	642 429	2 693 844	569 600	2 835 637	1 087 500
% of the Share Capital(1)	0.017	0.070	0.015	0.074	0.028
% of the Total Outstanding Equity Incentives (per Instrument)(2)	—	7.769	8.709	6.266	18.139

(1)	The percentage is calculated in relation to the outstanding share capital and total voting rights of the company, excluding shares held by Nokia Group.

(2)	The percentage is calculated in relation to the total outstanding equity incentives per instrument, i.e., stock options, performance shares and restricted shares, as applicable.

(3)	Performance shares at threshold represent the original grant. Due to the interim payouts, the participants have already received threshold number of Nokia shares under 2004 and 2005 plans. Therefore, the shares receivable under the 2004 and 2005 performance share plans equal to zero.

(4)	At maximum performance under the performance share plans 2006 and 2007, the number of Nokia shares deliverable equals four times the number of performance shares originally granted (at threshold). Due to the interim payout (at threshold) in 2006 and based on the actual level of the performance criteria for the performance period, the number of Nokia shares deliverable under the performance share plan 2004 equals 2.39 times the number of performance shares originally granted (at threshold). Due to the interim payout (at threshold) in 2007, the maximum number of Nokia shares deliverable under the performance share plan 2005 equals three times the number of performance shares originally granted (at threshold).

The following table sets forth the number of shares and ADSs in Nokia (not including stock options or other equity awards which are deemed as being beneficially owned under the applicable SEC rules) held by members of the Group Executive Board as at December 31, 2007.

	Shares	ADSs

Olli-Pekka Kallasvuo	166 059	—
Robert Andersson	28 580	—
Simon Beresford-Wylie	25 436	—
Timo Ihamuotila	31 637	—
Mary McDowell	31 029	5 000
Hallstein Moerk	37 209	3 213
Tero Ojanperä	16 135	—
Niklas Savander	30 367	—
Richard Simonson	53 746	21 514
Veli Sundbäck	117 774	—
Anssi Vanjoki	60 799	—
Kai Öistämö	13 931	—

Total	612 702	29 727

Stock Option Ownership of the Group Executive Board

The following table provides certain information relating to stock options held by members of the Group Executive Board as at December 31, 2007. These stock options were issued pursuant to Nokia Stock Option Plans 2001, 2003, 2005 and 2007. For a description of our stock option plans, please see Note 22 to our consolidated financial statements in Item 18 of this annual report.

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2007
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Olli-Pekka Kallasvuo	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	120 000	—	1 388 400	—
	2004 2Q	December 31, 2009	11.79	48 750	11 250	718 088	165 713
	2005 2Q	December 31, 2010	12.79	33 750	26 250	463 388	360 413
	2005 4Q	December 31, 2010	14.48	43 750	56 250	526 750	677 250
	2006 2Q	December 31, 2011	18.02	93 750	206 250	796 875	1 753 125
	2007 2Q	December 31, 2012	18.39	—	160 000	—	1 300 800
Robert Andersson	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	—	—	—	—
	2004 2Q	December 31, 2009	11.79	8 450	1 950	124 469	28 724
	2005 2Q	December 31, 2010	12.79	6 750	5 250	92 678	72 083
	2005 4Q	December 31, 2010	14.48	12 250	15 750	147 490	189 630
	2006 2Q	December 31, 2011	18.02	—	55 000	—	467 500
	2007 2Q	December 31, 2012	18.39	—	32 000	—	260 160
Simon Beresford-Wylie(4)	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	13 000	—	150 410	—
	2004 2Q	December 31, 2009	11.79	8 125	1 875	119 681	27 619
	2005 2Q	December 31, 2010	12.79	27 750	26 250	381 008	360 413
	2006 2Q	December 31, 2011	18.02	31 250	68 750	265 625	584 375
Timo Ihamuotila	2002 A/B	December 31, 2007	17.89	7	—	60	—
	2003 2Q	December 31, 2008	14.95	—	—	—	—
	2004 2Q	December 31, 2009	11.79	—	1 500	—	22 095
	2005 2Q	December 31, 2010	12.79	—	6 300	—	86 499
	2006 2Q	December 31, 2011	18.02	—	9 900	—	84 150
	2007 2Q	December 31, 2012	18.39	—	32 000	—	260 160
Mary McDowell	2003 4Q	December 31, 2008	15.05	65 625	4 375	752 719	50 181
	2004 2Q	December 31, 2009	11.79	40 625	9 375	598 406	138 094
	2005 2Q	December 31, 2010	12.79	33 750	26 250	463 388	360 413
	2006 2Q	December 31, 2011	18.02	31 250	68 750	265 625	584 375
	2007 2Q	December 31, 2012	18.39	—	55 000	—	447 150
Hallstein Moerk	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	—	—	—	—
	2004 2Q	December 31, 2009	11.79	—	5 625	—	82 856
	2005 2Q	December 31, 2010	12.79	—	17 500	—	240 275
	2006 2Q	December 31, 2011	18.02	18 750	41 250	159 375	350 625
	2007 2Q	December 31, 2012	18.39	—	32 000	—	260 160
Tero Ojanperä	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	16 000	—	185 120	—
	2004 2Q	December 31, 2009	11.79	8 125	1 875	119 681	27 619
	2005 2Q	December 31, 2010	12.79	22 500	17 500	308 925	240 275
	2006 2Q	December 31, 2011	18.02	18 750	41 250	159 375	350 625
	2007 2Q	December 31, 2012	18.39	—	32 000	—	260 160
Niklas Savander	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	—	—	—	—
	2004 2Q	December 31, 2009	11.79	640	1 920	9 427	28 282
	2005 2Q	December 31, 2010	12.79	875	6 125	12 014	84 096
	2006 2Q	December 31, 2011	18.02	3 750	41 250	31 875	350 625
	2007 2Q	December 31, 2012	18.39	—	32 000	—	260 160
Richard Simonson	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	11 500	—	133 055	—
	2004 2Q	December 31, 2009	11.79	40 625	9 375	598 406	138 094
	2005 2Q	December 31, 2010	12.79	33 750	26 250	463 388	360 413
	2006 2Q	December 31, 2011	18.02	31 250	68 750	265 625	584 375
	2007 2Q	December 31, 2012	18.39	—	55 000	—	447 150

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2007
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Veli Sundbäck	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	50 000	—	578 500	—
	2004 2Q	December 31, 2009	11.79	24 375	5 625	359 044	82 856
	2005 2Q	December 31, 2010	12.79	22 500	17 500	308 925	240 275
	2006 2Q	December 31, 2011	18.02	18 750	41 250	159 375	350 625
	2007 2Q	December 31, 2012	18.39	—	32 000	—	260 160
Anssi Vanjoki	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	—	—	—	—
	2004 2Q	December 31, 2009	11.79	—	11 250	—	165 713
	2005 2Q	December 31, 2010	12.79	—	26 250	—	360 413
	2006 2Q	December 31, 2011	18.02	—	68 750	—	584 375
	2007 2Q	December 31, 2012	18.39	—	55 000	—	447 150
Kai Öistämö	2002 A/B	December 31, 2007	17.89	—	—	—	—
	2003 2Q	December 31, 2008	14.95	727	—	8 411	—
	2004 2Q	December 31, 2009	11.79	1 250	1 875	18 413	27 619
	2005 2Q	December 31, 2010	12.79	1 600	5 600	21 968	76 888
	2005 4Q	December 31, 2010	14.48	3 500	15 750	42 140	189 630
	2006 2Q	December 31, 2011	18.02	31 250	68 750	265 625	584 375
	2007 2Q	December 31, 2012	18.39	—	55 000	—	447 150
Stock options held by the members of the Group Executive Board on December 31, 2007, Total				979 299	1 714 545	11 463 724	16 163 936
All outstanding stock option plans (global plans), Total				20 869 758	13 803 554	248 800 175	139 926 235

(1)	Number of stock options equals the number of underlying shares represented by the option entitlement. Stock options vest over four years: 25% after one year and 6.25% each quarter thereafter.

(2)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on the Helsinki Stock Exchange as at December 28, 2007 of EUR 26.52.

(3)	For gains realized upon exercise of stock options for the members of the Group Executive Board, see the table in “—Stock Option Exercises and Settlement of Shares” below.

(4)	From April 1, 2007, Mr. Beresford-Wylie has participated in a long-term cash incentive plan sponsored by Nokia Siemens Networks instead of the long-term equity-based plans of Nokia.

Performance Shares and Restricted Shares

The following table provides certain information relating to performance shares and restricted shares held by members of the Group Executive Board as at December 31, 2007. These entitlements were granted pursuant to our performance share plans 2004, 2005, 2006 and 2007 and restricted share plans 2005, 2006 and 2007. For a description of our performance share and restricted share plans, please see Note 22 to the consolidated financial statements in Item 18 of this annual report.

		Performance Shares
		Number of	Number of			Restricted Shares
		Performance	Performance	Intrinsic Value		Number of	Intrinsic Value
		Shares at	Shares at	December 31,	Plan	Restricted	December 31,
	Plan Name(1)	Threshold(2)	Maximum(2)	2007(3) (EUR)	Name(4)	Shares	2007(5) (EUR)

Olli-Pekka Kallasvuo	2004	15 000	35 850	950 742
	2005	15 000	45 000	1 193 400	2005	70 000	1 856 400
	2006	75 000	300 000	6 552 786	2006	100 000	2 652 000
	2007	80 000	320 000	6 571 490	2007	100 000	2 652 000
Robert Andersson	2004	2 600	6 214	164 795
	2005	3 000	9 000	238 680	2005	28 000	742 560
	2006	20 000	80 000	1 747 410	2006	20 000	530 400
	2007	16 000	64 000	1 314 298	2007	25 000	663 000

		Performance Shares
		Number of	Number of			Restricted Shares
		Performance	Performance	Intrinsic Value		Number of	Intrinsic Value
		Shares at	Shares at	December 31,	Plan	Restricted	December 31,
	Plan Name(1)	Threshold(2)	Maximum(2)	2007(3) (EUR)	Name(4)	Shares	2007(5) (EUR)

Simon Beresford-Wylie(6)	2004	2 500	5 975	158 457
	2005	15 000	45 000	1 193 400	2005	35 000	928 200
	2006	25 000	100 000	2 184 262	2006	25 000	663 000
Timo Ihamuotila	2004	2 000	4 780	126 766
	2005	3 600	10 800	286 416	2005	25 000	663 000
	2006	3 600	14 400	314 534	2006	4 500	119 340
	2007	16 000	64 000	1 314 298	2007	25 000	663 000
Mary McDowell	2004	12 500	29 875	792 285
	2005	15 000	45 000	1 193 400	2005	35 000	928 200
	2006	25 000	100 000	2 184 262	2006	25 000	663 000
	2007	27 500	110 000	2 258 950	2007	35 000	928 200
Hallstein Moerk	2004	7 500	17 925	475 371
	2005	10 000	30 000	795 600	2005	25 000	663 000
	2006	15 000	60 000	1 310 557	2006	15 000	397 800
	2007	16 000	64 000	1 314 298	2007	25 000	663 000
Tero Ojanperä	2004	2 500	5 975	158 457
	2005	10 000	30 000	795 600	2005	25 000	663 000
	2006	15 000	60 000	1 310 557	2006	15 000	397 800
	2007	16 000	64 000	1 314 298	2007	25 000	663 000
Niklas Savander	2004	2 560	6 118	162 260
	2005	3 500	10 500	278 460	2005	25 000	663 000
	2006	15 000	60 000	1 310 557	2006	15 000	397 800
	2007	16 000	64 000	1 314 298	2007	25 000	663 000
Richard Simonson	2004	12 500	29 875	792 285
	2005	15 000	45 000	1 193 400	2005	35 000	928 200
	2006	25 000	100 000	2 184 262	2006	25 000	663 000
	2007	27 500	110 000	2 258 950	2007	35 000	928 200
Veli Sundbäck	2004	7 500	17 925	475 371
	2005	10 000	30 000	795 600	2005	25 000	663 000
	2006	15 000	60 000	1 310 557	2006	15 000	397 800
	2007	16 000	64 000	1 314 298	2007	25 000	663 000
Anssi Vanjoki	2004	15 000	35 850	950 742
	2005	15 000	45 000	1 193 400	2005	35 000	928 200
	2006	25 000	100 000	2 184 262	2006	25 000	663 000
	2007	27 500	110 000	2 258 950	2007	35 000	928 200
Kai Öistämö	2004	2 500	5 975	158 457
	2005	3 200	9 600	254 592	2005	25 000	663 000
	2006	25 000	100 000	2 184 262	2006	25 000	663 000
	2007	27 500	110 000	2 258 950	2007	35 000	928 200
Performance Shares and Restricted Shares held by the Group Executive Board, Total		772 560	2 835 637	63 049 281		1 087 500	28 840 500
All outstanding Performance Shares and Restricted Shares (Global plans), Total		13 554 558	45 254 618	1 066 777 076		5 915 929	156 890 437

(1)	The performance period for the 2004 plan was 2004-2007, with one interim measurement period for fiscal years 2004-2005. The performance period for the 2005 plan is 2005-2008, with one interim measurement period for fiscal years 2005-2006. The performance period for the 2006 plan is 2006-2008, without any interim measurement period. The performance period for the 2007 plan is 2007-2009, without any interim measurement period.

(2)	For the performance share plans 2004, 2005, 2006 and 2007, the number of performance shares at threshold represents the number of performance shares granted. This number will vest as Nokia shares should the pre-determined threshold performance levels of Nokia be met. Under 2004 and 2005 performance share plans, the participants have already received threshold number of Nokia shares in connection with interim payout. The maximum number of Nokia shares will vest should the predetermined maximum performance levels be met. The maximum number of performance shares equals four times the number originally granted (at threshold). Due to the interim payout (at threshold) in 2006 and based on the actual level of the performance criteria for the performance period, the number of Nokia shares deliverable under the performance share plan 2004 equals 2.39 times the number of performance shares originally granted (at threshold). Due to the interim payout (at threshold) in 2007, the maximum number of Nokia shares deliverable under the performance share plan 2005 equals three times the number of performance shares originally granted (at threshold).

(3)	The intrinsic value is based on the closing market price of a Nokia share on the Helsinki Stock Exchange as at December 28, 2007 of EUR 26.52. The value of performance shares is presented on the basis of Nokia’s estimation of the number of shares expected to vest. For performance share plan 2004 the value of performance shares is presented on the basis of actual number of shares expected to vest.

(4)	Under the restricted share plans 2004, 2005, 2006 and 2007 awards have been granted quarterly. For the major part of the awards made under these plans the restriction period ended for the 2004 plan on October 1, 2007; and will end for the 2005 plan, on October 1, 2008; for the 2006 plan, on October 1, 2009; and for the 2007 plan, on October 1, 2010.

(5)	The intrinsic value is based on the closing market price of a Nokia share on the Helsinki Stock Exchange as at December 28, 2007 of EUR 26.52.

(6)	From April 1, 2007, Mr. Beresford-Wylie has participated in a long-term cash incentive plan sponsored by Nokia Siemens Networks instead of the long-term equity-based plans of Nokia.

For gains realized upon exercise of stock options or delivery of Nokia shares on the basis of performance shares and restricted shares granted to the members of the Group Executive Board, see the table in “—Stock Option Exercises and Settlement of Shares” below.

Stock Option Exercises and Settlement of Shares

The following table provides certain information relating to stock option exercises and share deliveries upon settlement during the year 2007 for our Group Executive Board members.

		Stock Option		Performance Share		Restricted Share
		Awards(1)		Awards(2)		Awards(3)
		Options	Value	Shares	Value	Shares	Value
		Exercised	Realized	Delivered	Realized	Delivered	Realized
Name	Year	(Number)	(EUR)	(Number)	(EUR)	(Number)	(EUR)

Olli-Pekka Kallasvuo	2007	175 000	150 518	15 000	301 500	35 000	651 000
Robert Andersson	2007	73 000	381 620	3 000	60 300	15 000	388 200
Simon Beresford-Wylie	2007	6 000	87 300	15 000	301 500	—	—
Timo Ihamuotila	2007	30 223	218 849	3 600	72 360	15 000	388 200
Mary McDowell	2007	—	—	15 000	301 500	20 000	331 600
Hallstein Moerk	2007	83 750	707 937	10 000	201 000	20 000	372 000
Kai Öistämö	2007	23 989	121 392	3 200	64 320	15 000	388 200
Tero Ojanperä	2007	14 500	151 380	10 000	201 000	15 000	388 200
Niklas Savander	2007	64 180	427 001	3 500	70 350	16 500	427 020
Richard Simonson	2007	15 000	42 750	15 000	301 500	25 000	465 000
Veli Sundbäck	2007	40 000	209 350	10 000	201 000	20 000	372 000
Anssi Vanjoki	2007	156 250	1 461 900	15 000	301 500	35 000	651 000

(1)	Value realized on exercise is based on the total gross value received in 2007 in respect of stock options sold on the Helsinki Stock Exchange (transferable stock options) and on the difference between the Nokia share price and exercise price of options (non-transferable stock options).

(2)	Represents interim payout at threshold for the 2005 performance share grant. Value is based on the market price of the Nokia share on the Helsinki Stock Exchange as at May 21, 2007 of EUR 20.10.

(3)	Delivery of Nokia shares vested from the 2003 grant to Ms. McDowell and from the 2004 grant to the other members of the Group Executive Board. Value is based on the market price of the Nokia share on the Helsinki Stock Exchange for the grant of Ms. McDowell on January 29, 2007 of EUR 16.58; Mr. Kallasvuo, Mr. Moerk, Mr. Simonson, Mr. Sundbäck and Mr. Vanjoki as at May 7, 2007 of EUR 18.60; and Mr. Andersson; Mr. Ihamuotila; Mr. Ojanperä, Mr. Savander and Mr. Öistämö on October 22, 2007 of EUR 25.88.

Stock Ownership Guidelines for Executive Management

One of the goals of our long-term equity-based incentive program is to focus executives on building value for shareholders. In addition to granting the stock options, performance shares and restricted shares, we also encourage stock ownership by our top executives. Since January 2001, we have had stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the President and CEO, the recommended minimum investment in Nokia shares corresponds to three times his annual base salary, for Simon Beresford-Wylie, Chief Executive Officer of Nokia Siemens Networks one time his annual base salary and for the other members of the Group Executive Board, two times the member’s annual base salary, respectively. To meet this requirement, all members are expected to retain after-tax equity gains in shares until the minimum investment level is met.

Insider Trading in Securities

The Board of Directors has established and regularly updates a policy in respect of insiders’ trading in Nokia securities. The members of the Board and the Group Executive Board are considered as primary insiders. Under the policy, the holdings of Nokia securities by the primary insiders are public information, which is available in the Finnish Central Securities Depositary and on our website. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including, among other things, prohibitions on trading in Nokia securities during the three-week “closed-window” period immediately preceding the release of our quarterly results and the four-week “closed-window” period immediately preceding the release of our annual results. In addition, Nokia may set trading restrictions based on participation in projects. We update our insider trading policy from time to time and monitor our insiders’ compliance with the policy on a regular basis. Nokia’s insider policy is in line with the Helsinki Stock Exchange Guidelines for Insiders and also sets requirements beyond those guidelines.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

As at December 31, 2007, 1 013 292 004 ADSs (equivalent to the same number of shares or approximately 25.44% of the total outstanding shares) were outstanding and held of record by 16 963 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., or ADP, the number of beneficial owners of ADSs as at December 31, 2007 was approximately 889 268.

As at December 31, 2007, there were approximately 103 226 holders of record of our shares. Of these holders, around 506 had registered addresses in the United States and held a total of some 1 827 242 of our shares, approximately 0.05% of the total outstanding shares. In addition, certain accounts of record with registered addresses other than in the United States hold our shares, in whole or in part, beneficially for United States persons.

Based on information known to us as of February 14, 2008, as at December 31, 2007, Morgan Stanley beneficially owned 327 257 258 Nokia shares and its wholly-owed subsidiary Morgan Stanley & Co. International plc beneficially owned 238 682 589 Nokia shares, which at the time corresponded to approximately 8.3% and 6.1% of the share capital of Nokia, respectively. In addition, as at

December 31, 2007, Capital World Investors, a division of Capital Research and Management Company, beneficially owned 216 299 150 Nokia shares and FMR LLC beneficially owned 230 590 019 Nokia shares, which at that time corresponded to approximately 5.5% and 5.9% of the share capital of Nokia, respectively.

As far as we know, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia.

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

See Note 33 to our consolidated financial statements included in Item 18 of this annual report.

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

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6 See Note 2 to our audited consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

8.A.7 Litigation

Product related litigation

Nokia and several other mobile device manufacturers, distributors and network operators were named as defendants in a series of class action suits filed in various US jurisdictions. The actions were brought on behalf of a purported class of persons in the United States as a whole consisting of all individuals that purchased mobile phones without a headset. In general, the complaints allege that handheld cellular telephone use causes and creates a risk of cell level injury and claim the defendants should have included a headset with every hand-held mobile telephone as a means of reducing any potential health risk associated with the telephone’s use. All but two of the cases have been withdrawn or dismissed. The remaining cases are or will be subject to a Motion to Dismiss.

We have also been named as a defendant along with other mobile device manufacturers and network operators in five lawsuits by individual plaintiffs who allege that the radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor. Each of the cases was dismissed on the basis of Federal Preemption. The plaintiffs appealed the dismissals and the appeal is currently pending.

We believe that the allegations described above are without merit, and intend to defend these actions vigorously. Other courts that have reviewed similar matters to date have found that there is no reliable scientific basis for the plaintiffs’ claims.

Financing or agreement related litigation

One of our customers in Turkey, Telsim Mobil Telekomuniksyon Hiz. A.S. (“Telsim”), defaulted on its obligations under a financing arrangement secured by us. In 2004, the Arbitral Tribunal in Zürich rendered an award fully approving the claim against Telsim, which was owned and controlled by the Uzan family and their affiliates. In addition, in conjunction with co-plaintiff Motorola Credit Corporation, we have been successful in a US lawsuit against individual members of the Uzan family and certain Uzan-controlled corporations. In July 2003, the trial judge held that we were entitled to a USD 1.7 billion judgment. In 2005, we reached a settlement with Telsim and Turkish Savings and Deposit Insurance Fund (TMSF), which then controlled and managed Telsim’s assets. In December 2005, the Turkish government completed an auction of Telsim’s assets to Vodafone. We received a settlement payment of USD 341 250 000 in connection with the closing of the sale in 2006. On the basis of the US judgment, we, however, are continuing to pursue the recovery of the amounts due to us from the Uzan family. We wrote off our total financing exposure to Telsim by the end of 2002.

We are also involved in a number of lawsuits with Basari Elektronik Sanayi ve Ticaret A.S. (“Basari Elektronik”) and Basari Teknik Servis Hizmetleri Ticaret A.S. (“Basari Teknik”) regarding claims associated with the expiration of a product distribution agreement and the termination of a product service agreement. Those suits are currently before various courts in Turkey. Basari Elektronik claims that it is entitled to compensation for goodwill it generated on behalf of Nokia during the term of the agreement and for Nokia’s alleged actions in connection with the termination of the agreement. The compensation claim has been dismissed by the Turkish courts and referred to arbitration. That dismissal is currently on appeal. Basari Teknik has filed several suits related to alleged unpaid invoices and a suit that claims that the product service agreement between the parties was improperly terminated. Nokia will continue to vigorously defend itself against these claims.

Intellectual property rights litigation

InterDigital

In 1999, we entered into a license agreement with InterDigital Technology Corporation and Interdigital Communications Corporation (together “IDT”) for certain technology. The license provided for a fixed royalty payment through 2001 and most favored licensee treatment from 2002 through 2006.

In April 2006, Nokia and IDT resolved their contract dispute over the patent license terms originally agreed to in 1999 and the impact on Nokia of IDT’s licenses with Ericsson and Sony-Ericsson. The agreed settlement terms resolved the legal disputes related to 2G products, with Nokia obtaining a fully paid-up, perpetual, irrevocable, worldwide license to all of IDT’s current patent portfolio, and any patents IDT may later acquire, for purposes of making or selling 2G products, including handsets and infrastructure. The settlement terms also resolved disputes related to all our products up to the agreement date. The IDT settlement terms did not address any prospective 3G license terms, however, our sale of 3G products was fully released through the date of the settlement agreements.

Nokia and IDT currently have pending legal disputes in the United States and United Kingdom regarding IDT’s alleged 3G patents and certain Nokia patents declared essential to 3G. In July 2005, we filed a case with the UK High Court, Patents Court, to challenge an assertion by IDT that its patents were essential to work the WCDMA Standard. After trial, only one patent out of the 29 challenged was found to be essential to the WCDMA Standard. We believe that we have access to that patent through another agreement. In August 2007, IDT filed a complaint against us in the U.S. International Trade Commission (“ITC”) alleging infringement of two declared essential WCDMA patents. In October 2007, the ITC announced that it was consolidating the IDT action against us with an action IDT had brought against Samsung. IDT then amended the complaint to add two additional declared essential WCDMA patents. The consolidated action therefore now includes four patents, also asserted against us in Delaware. Through its ITC action, IDT is seeking to exclude certain of our WCDMA handsets from importation and sale in the US. In this situation, IDT has committed itself to grant a license on fair, reasonable, and nondiscriminatory terms with regard to the patents in suit. The hearing on this case is scheduled to begin on April 21, 2008 with an initial determination currently scheduled for July 11, 2008 and a final determination currently scheduled for November 11, 2008.

We have also filed a motion in the Southern District of New York court to prevent IDT from proceeding with its claim in the ITC. We believe the patents at issue are also licensed to us as part of an R&D agreement signed in 1999. Although IDT disagrees, any license dispute under the R&D agreement is subject to resolution through arbitration. We are vigorously defending ourselves in these disputes.

Qualcomm

Our payment obligations under the old Qualcomm subscriber unit cross-license agreements with Qualcomm Incorporated (“Qualcomm”) expired on April 9, 2007. We are now in negotiations with Qualcomm about a new cross-license agreement with the intention of reaching a mutually acceptable agreement on a timely basis. Our intention is to negotiate a new cross-license agreement based on today’s business realities, including the current value of Qualcomm’s newer patent portfolio and Nokia’s IPR position in relevant technology standards. The wireless industry landscape has changed significantly since the terms of our previous agreement were set, and we believe that any new agreements must reflect the realities of today including the fact that we are discussing different patent assets than in the old agreements, as the early patents—CDMA fundamentals as referred to by Qualcomm—are fully paid-up by Nokia. Although we hope for an out of court resolution to the patent disputes we have with Qualcomm, we also recognize that we may have to prove the merits of our claims and the falsity of the claims of Qualcomm, through proof in courts on a patent-by-patent basis in the relevant countries.

Nokia and Qualcomm currently have pending legal disputes in the United States, Europe and China. In November 2005, Qualcomm and its wholly-owned subsidiary Snap Track, Inc. filed a patent infringement suit against Nokia Corporation and Nokia Inc. in the Federal District Court for the Southern District of California. The lawsuit currently involves five patents that Qualcomm apparently contends apply to the manufacture and sale of unidentified GSM products. Nokia and Qualcomm have since agreed to stay the case pending the final outcome of an ITC investigation filed by Qualcomm against Nokia. We are vigorously defending ourselves against these claims.

In May 2006, Qualcomm additionally filed a patent infringement lawsuit against Nokia in the United Kingdom. This lawsuit involved two European patents (United Kingdom) that Qualcomm apparently contended apply to the manufacture and sale of GPRS phones capable of operating in accordance with the GPRS and/or EDGE standards and not having a capability to operate with CDMA technology. On March 3, 2008, a United Kingdom High Court judge issued a ruling in favor of Nokia which determined that all of the asserted GSM patent claims of Qualcomm were invalid. This ruling is subject to potential appeals.

In June 2006, Qualcomm filed a complaint against Nokia in the ITC seeking an order forbidding the importation of our GSM handsets into the United States. The ITC instituted an investigation in July 2006. The trial was held in September 2007. On December 12, 2007, the Administrative Law Judge issued an initial determination finding all three patents not infringed, and finding one patent invalid. On February 27, 2008, the ITC decided not to review the Initial Determination of Judge Luckern issued on December 12, 2007. The decision means that the ITC investigation has now been terminated. This ruling is subject to potential appeals. A final determination is expected April 14, 2008.

In August 2006, Qualcomm filed a patent infringement lawsuit against Nokia in Germany. This lawsuit involves two European patents (DE) that Qualcomm apparently contends apply to the manufacture and sale of certain GPRS phones. Based on a request from Qualcomm to stay the proceedings, the court stayed the lawsuit on September 11, 2007 until further notice. The German Revocation Court will consider our claim that the two patents are invalid in April and June 2008.

In August 2006, Nokia initiated an action in Delaware Chancery Court seeking a declaration that Qualcomm had breached its contractual obligations concerning patents declared essential to ETSI, a standard setting organization, by seeking injunctions and exclusions notwithstanding Qualcomm’s voluntary and contractually binding commitments to license such patents on fair, reasonable and non-discriminatory terms, or FRAND. In April and June 2007, Qualcomm filed counterclaims seeking a declaration that, among other things, an agreement between the parties fulfilled and/or superseded any obligations it owed to ETSI or to Nokia as a result of its ETSI undertakings.

In April 2007, Qualcomm filed an arbitration demand with the American Arbitration Association (AAA) requesting a ruling that, among other things, our use of Qualcomm’s patents after April 9, 2007 constitutes an election by us to extend its license under the parties’ existing agreement. In July 2007, Qualcomm filed an amended demand for arbitration alleging that our institution of certain patent infringement proceedings against Qualcomm was a material breach of the license agreement between the parties. We are vigorously defending ourselves against these claims.

By consent order of the Delaware Chancery Court, dated February 22, 2008, the parties consolidated the AAA arbitration with the Delaware action. The parties are filing amended pleadings with the Court, the last of which is to be filed by March 28, 2008. The parties’ claims relate to their disputes concerning ETSI/FRAND and the subscriber unit license agreements. The court will be considering the parties’ claims in a phased evidentiary process. The trial based on the evidence which can be considered in the first phase is currently scheduled to begin on July 23, 2008. We continue to vigorously defend our rights in this action.

As part of the consent order, the parties agreed to a “stand down”—for the duration of the first phase of the Delaware action—of all patent infringement litigation where they will seek to stay all such litigation with the exception of the ITC action, and the UK action. The patent stand down shall not preclude reexaminations, nullity or invalidity actions or patent oppositions—so long as they are separate from any infringement proceeding. Nor shall the stand down preclude the parties’ right to pursue or initiate antitrust or competition claims.

In October 2006, Qualcomm filed a patent infringement lawsuit against Nokia in France. This lawsuit involves two European patents (France) that Qualcomm apparently contends apply to the manufacture and sale of certain GPRS phones. This case is covered by the stand down. In addition, in October 2006, Qualcomm filed a patent infringement lawsuit against Nokia in Italy. This lawsuit involves two European patents (Italy) that Qualcomm apparently contends apply to the manufacture and sale of certain GPRS phones. Our defense and counterclaims were filed in December 2006. This case is covered by the stand down.

In February 2007, Qualcomm filed a patent infringement lawsuit against Nokia in China, in the Beijing Higher People’s Court. This lawsuit involves one Chinese patent that Qualcomm apparently contends applies to the manufacture and sale of certain specified GSM handsets. This case is covered by the stand down. In March 2007, we petitioned the Chinese patent office to invalidate the patent. This case will proceed.

In February 2007, Qualcomm filed two patent infringement lawsuits against Nokia in China, in the No. 2 Intermediate People’s Court of Shanghai. These lawsuits involves two Chinese patents that Qualcomm apparently contends applies to the manufacture and sale of certain specified GSM handsets. These cases are covered by the stand down. In March 2007, Nokia petitioned the Chinese patent office to invalidate the patents. The case will proceed.

In March 2007, we filed separate complaints against Qualcomm in Germany and The Netherlands requesting a declaration that Qualcomm’s European patents are exhausted in respect of products placed on the EU market. In October 2007 and November 2007, the German and Dutch courts dismissed the claims on procedural grounds, respectively.

In addition, in April 2007, Qualcomm filed a patent infringement action against Nokia in the Eastern District of Texas. The lawsuit involves three patents that Qualcomm apparently contends apply to the manufacture and sale of unidentified GSM, GPRS and/or EDGE phones. Our defenses and counterclaims were filed in August 2007. This case is covered by the stand down. In August 2007, we filed reexamination requests with the US Patent and Trademark Office requesting the three patents be reexamined. The US Patent and Trademark office has ordered reexamination for the three patents.

In April 2007, Qualcomm filed a patent infringement action against Nokia in Wisconsin. The lawsuit involves two alleged speech codec related patents and Qualcomm has already voluntarily withdrawn one of these two patents from the case. Our defenses and counterclaims were filed in May 2007. The case was transferred to San Diego and has now been consolidated with a patent infringement case filed by Qualcomm against us in November 2005 described above in the Federal Court for the Southern District of California and the case is covered by the stand down. We are vigorously defending ourselves against these claims.

IPCom

In December 2006, we filed an action in Mannheim, Germany for a declaration that Robert Bosch GmbH was obligated to honor its agreement to grant Nokia a license on fair, reasonable and non-discriminatory terms. Bosch’s patent portfolio was sold to IPCom, and IPCom was joined to the action. Bosch and IPCom counterclaimed against us demanding payment of royalties. We are further seeking a declaration that Bosch is liable for damages caused by the sale of the portfolio in breach of the agreement. Argument was heard in December 2007 and judgment is expected in April 2008.

In December 2007, IPCom filed an action against Nokia in Mannheim, Germany claiming infringement of eight patents. Five of the eight patents are alleged to be essential to standards relating to multimedia messaging services. We are vigorously defending ourselves in these actions.

Securities litigation

In August 2006, we entered into a merger agreement with Loudeye Corporation, a company in the business of facilitating and providing digital media services. Loudeye Corporation was acquired by Nokia in October 2006 and is a wholly-owned subsidiary of Nokia. On October 4, 2006, a securities class action lawsuit was filed against Loudeye Corporation alleging that Loudeye management had materially misled the investing public between May 19, 2003 and November 9, 2005. Two nearly identical complaints were subsequently filed. The suits generally claim that the Loudeye executives made overly optimistic statements about the success of a reorganization, provided overly optimistic business projections, issued incomplete and misleading financial statements and were in possession of material adverse information that was not disclosed to the investing public. The cases were consolidated and dismissed. The dismissal is currently on appeal.

On October 6, 2006, we were named as a defendant in a Washington state court securities case involving activities associated with the acquisition of Loudeye Corporation. The suit claims that Loudeye directors breached their fiduciary duties to shareholders by not obtaining maximum value for the company. Nokia is alleged to have aided and abetted the directors by limiting their ability to seek a higher sales price after the Nokia merger agreement was executed. The case is currently stayed pending a resolution of the federal securities action described above.

Based upon the information currently available, management does not expect the resolution of any of the matters discussed in this section “8.A.7 Litigation” to have a material adverse effect on our financial condition or results of operations.

We are also party to routine litigation incidental to the normal conduct of our business. Based upon the information currently available, our management does not believe that liabilities related to these proceedings, in the aggregate, are likely to be material to our financial condition or results of operations.

8.A.8 See “Item 3.A Selected Financial Data—Distribution of Earnings” for a discussion of our dividend policy.

8.B Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this annual report. See “Item 5.A Operating Results—Overview” for information on material trends affecting our business and results of operations.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

Our capital consists of shares traded on the Helsinki Stock Exchange under the symbol “NOK1V.” American Depositary Shares, or ADSs, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs. ADSs were first issued in July 1994.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on the Helsinki Stock Exchange and the high and low quoted prices for the shares, in the form of ADSs, on the New York Stock Exchange.

	Helsinki		New York
	Stock		Stock
	Exchange		Exchange
	Price per share		Price per ADS
	High	Low	High	Low
	(EUR)		(USD)

2003	16.16	11.44	18.45	12.67
2004	18.79	8.97	23.22	11.03
2005	15.75	10.75	18.62	13.92
2006
First Quarter	17.49	14.81	21.28	17.72
Second Quarter	18.65	15.21	23.10	19.13
Third Quarter	16.78	14.61	21.41	18.43
Fourth Quarter	16.14	14.91	20.93	19.34
Full Year	18.65	14.61	23.10	17.72
2007
First Quarter	17.69	14.63	23.14	19.08
Second Quarter	21.78	16.98	29.01	22.70
Third Quarter	26.73	20.01	37.94	27.71
Fourth Quarter	28.60	24.80	41.10	35.31
Full Year	28.60	14.63	41.10	19.08
Most recent six months
September 2007	26.73	24.21	37.94	33.37
October 2007	27.64	24.80	39.91	35.31
November 2007	28.60	25.39	41.10	36.87
December 2007	27.58	25.00	40.24	36.23
January 2008	25.78	20.72	38.14	31.70
February 2008	25.70	23.62	38.25	34.59

9.B Plan of Distribution

Not applicable.

9.C Markets

The principal trading markets for the shares are the New York Stock Exchange, in the form of ADSs,

and the Helsinki Stock Exchange, in the form of shares. In addition, the shares are listed on the Frankfurt Stock Exchange. In January 2007, Nokia announced that it had decided to apply for the delisting of Nokia’s Swedish Depository Receipts, or SDRs, from the Stockholm Stock Exchange. The last day of trading of Nokia SDRs on the Stockholm Stock Exchange was June 1, 2007.

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

Director’s Voting Powers

Under Finnish law and our Articles of Association, resolutions of the Board of Directors shall be made by a majority vote. A director shall refrain from taking any part in the consideration of a contract between the director and the company or third party or any other issue that may provide any material benefit to him which may be contradictory to the interests of the company. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director.

Share Rights, Preferences and Restrictions

Each share confers the right to one vote at general meetings. According to Finnish law, a company generally must hold an Annual General Meeting called by the Board once a year. In addition, the Board is obliged to call an extraordinary general meeting at the request of the auditor or shareholders representing a minimum of one-tenth of all outstanding shares. The members of the board are elected for a term of one year from the respective Annual General Meeting to the end of the next Annual General Meeting.

Under Finnish law, shareholders may attend and vote at general meetings in person or by proxy. It is not customary in Finland for a company to issue forms of proxy to its shareholders. Accordingly, Nokia does not do so. However, registered holders and beneficial owners of ADSs are issued forms of proxy by the Depositary.

To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-entry system on or prior to the record date set forth in the notice of the Annual General Meeting. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the company’s register of shareholders in the name of a nominee, may vote his shares provided that he arranges to have his name entered in the temporary register of shareholders as of the record date of the meeting.

The record date is the tenth calendar day preceding the meeting. To be entered in the temporary register of shareholders as of the record date of the meeting, a holder of ADSs must provide the Depositary, or have his broker or other custodian provide the Depositary, on or before the voting deadline, as defined in the proxy material issued by the Depositary, a proxy with the following information: the name, address, and social security number or another corresponding personal identification number of the holder of the ADSs, the number of shares to be voted by the holder of the ADSs, and the voting instructions. The register of shareholders as of the record date of each general meeting is public until the end of the respective meeting. Other nominee registered shareholders can attend and vote at the Annual General Meeting by instructing their broker or other custodian to register the shareholder in Nokia’s temporary register of shareholders and give the voting instructions in accordance with the broker’s or custodian’s instructions.

As a further prerequisite for attending and voting at a general meeting, shareholders must give notice to Nokia of their intention to attend no later than the date and time specified by the Board of Directors in the notice of the meeting. By completing and returning the form of proxy provided by the Depositary, a holder of ADSs authorizes the Depositary to give this notice.

Each of our shares confers equal rights to share in our profits, and in any surplus in the event of liquidation. For a description of dividend rights attaching to our shares, see “Item 3.A Selected Financial Data—Distribution of Earnings.” Dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia.

Under Finnish law, the rights of shareholders related to shares are as stated by law and in our articles of association. Amendment of the articles of association requires a decision of the general meeting, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting.

Disclosure of Shareholder Ownership

According to the Finnish Securities Market Act of 1989, as amended, a shareholder shall disclose his ownership to the company and the Financial Supervision Authority when it reaches, exceeds or goes below 1/20, 1/10, 3/20, 1/5, 1/4, 3/10, 1/2 or 2/3 of all the shares outstanding. The term “ownership” includes ownership by the shareholder, as well as selected related parties. Upon receiving such notice, the company shall disclose it by a stock exchange release without undue delay.

Purchase Obligation

Our articles of association require a shareholder that holds one-third or one-half of all of our shares to purchase the shares of all other shareholders that so request, at a price generally based on the historical weighted average trading price of the shares. A shareholder of this magnitude also is obligated to purchase any subscription rights, stock options, warrants or convertible bonds issued by the company if so requested by the holder. The purchase price of the shares under our articles of association is the higher of a) the weighted average trading price of the shares on the Helsinki Exchange during the ten business days prior to the day on which we have been notified by the purchaser that its holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which our Board of Directors otherwise becomes aware of this; or b) the average price, weighted by the number of shares, which the purchaser has paid for the shares it has acquired during the last 12 months preceding the date referred to in a).

Under the Finnish Securities Market Act of 1989, as amended, a shareholder whose holding exceeds three tenths of the total voting rights in a company shall, within one month, offer to purchase the remaining shares of the company, as well as any subscription rights, warrants, convertible bonds or stock options issued by the company. The purchase price shall be the market price of the securities in question. The market price is determined on the basis of the highest price paid for the security during the preceding six months by the shareholder or any party in close connection to the shareholder. This price can be deviated from for a specific reason. If the shareholder or any related party has not during the six months preceding the offer acquired any securities that are the target for the offer, the market price is determined based on the average of the prices paid for the security in public trading during the preceding three months weighted by the volume of trade.

Under the Finnish Companies Act of 2006, as amended, a shareholder whose holding exceeds nine-tenths of the total number of shares or voting rights in Nokia has both the right and the obligation to purchase all the shares of the minority shareholders for the current market price. The market price is determined, among other things, on the basis of the recent market price of the shares. The purchase procedure under the Companies Act differs, and the purchase price may differ, from the purchase procedure and price under the Securities Market Act, as discussed above. However, if the threshold of nine-tenths has been exceeded by either a mandatory or a voluntary public offer pursuant to the Securities Market Act, the market price is deemed to be the price offered in the public offer, unless there are specific reasons to deviate from it.

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

10.C Material Contracts

Formation of Nokia Siemens Networks

On June 19, 2006, Nokia Corporation, Nokia Siemens Networks B.V. and Siemens AG entered into a Framework Agreement (as amended and restated as of January 24, 2007) to create Nokia Siemens Networks. The agreement governs the terms on which Nokia contributed its Networks business and Siemens contributed its carrier-related operations for fixed and mobile networks to a new company owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia Siemens Networks started its operations on April 1, 2007. See “Item 4 Business Overview—Nokia Siemens Networks.”

Acquisition of NAVTEQ

On October 1, 2007, NAVTEQ Corporation, Nokia Inc., a wholly-owned subsidiary of Nokia, North Acquisition Corp., a wholly-owned subsidiary of Nokia Inc., and, for certain purposes set forth in the Merger Agreement, Nokia entered into an Agreement and Plan of Merger. Subject to the terms and conditions of the Merger Agreement, North Acquisition Corp. will be merged with and into NAVTEQ, each outstanding share of the common stock of NAVTEQ will be converted into the right to receive USD 78.00 in cash, without interest, and NAVTEQ will survive the merger as a wholly-owned subsidiary of Nokia Inc. All unvested options to purchase the common stock of NAVTEQ will accelerate and vest in full immediately prior to the consummation of the merger. Option holders will receive a cash payment for each option held equal to the excess of USD 78.00 over the applicable option exercise price, less taxes. Based on 98 802 486 shares of NAVTEQ common stock outstanding as at October 1, 2007, and 5 681 402 options to purchase shares of NAVTEQ common stock outstanding as September 28, 2007, the aggregate purchase price would be approximately USD 8.1 billion. The Merger Agreement includes customary representations, warranties and covenants. The Merger Agreement also contains certain termination rights for both NAVTEQ and Nokia Inc. and further provides that NAVTEQ will be required to pay Nokia Inc. a termination fee of USD 250 million if the Merger Agreement is terminated under certain specified circumstances.

Consummation of the merger is subject to customary closing conditions. On December 12, 2007, NAVTEQ’s stockholders adopted the Merger Agreement and approved the merger. In addition, early termination of the waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been granted and the review process by the Committee on Foreign Investment in the United States under the Exon-Florio amendment to the Defense Production Act of 1950, as amended, or CFIUS, has been completed. Still pending is regulatory clearance by the European Commission under the EC Merger Regulation.

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

The statements of United States and Finnish tax laws set out below are based on the laws in force as of the date of this annual report and may be subject to any changes in US or Finnish law, and in any double taxation convention or treaty between the United States and Finland, occurring after that date, possibly with retroactive effect.

For purposes of this summary, beneficial owners of ADSs that hold the ADSs as capital assets and that are considered residents of the United States for purposes of the current income tax convention between the United States and Finland, signed September 21, 1989 (as amended by a protocol signed May 31, 2006), referred to as the Treaty, and that are entitled to the benefits of the Treaty under the “Limitation on Benefits” provisions contained in the Treaty, are referred to as US Holders. Beneficial owners that are citizens or residents of the United States, corporations created in or organized under US law, and estates or trusts (to the extent their income is subject to US tax either directly or in the hands of beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to US Holders that are also residents of Finland and to citizens or residents of the United States that do not maintain a substantial presence, permanent home, or habitual abode in the United States. For purposes of this discussion, it is assumed that the Depositary and its custodian will perform all actions as required by the deposit agreement with the Depositary and other related agreements between the Depositary and Nokia.

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

Because this summary is not exhaustive of all possible tax considerations—such as situations involving financial institutions, banks, tax-exempt entities, pension funds, US expatriates, real estate investment trusts, persons that are dealers in securities, persons who own (directly, indirectly or by attribution) 10% or more of the share capital or voting stock of Nokia, persons who acquired their

ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or whose functional currency is not the US dollar, who may be subject to special rules that are not discussed herein—holders of shares or ADSs that are US Holders are advised to satisfy themselves as to the overall US federal, state and local tax consequences, as well as to the overall Finnish and other applicable non-US tax consequences, of their ownership of ADSs and the underlying shares by consulting their own tax advisors. This summary does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base in Finland.

For the purposes of both the Treaty and the US Internal Revenue Code of 1986, as amended, referred to as the Code, US Holders of ADSs will be treated as the owners of the underlying shares that are represented by those ADSs. Accordingly, the following discussion, except where otherwise expressly noted, applies equally to US Holders of ADSs, on the one hand, and of shares on the other.

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

Under the Finnish Income Tax Act and Act on Taxation of Non-residents’ Income, non-residents of Finland are generally subject to a withholding tax at a rate of 28% payable on dividends paid by a Finnish resident company. However, pursuant to the Treaty, dividends paid to US Holders generally will be subject to Finnish withholding tax at a reduced rate of 15% of the gross amount of the dividend. Qualifying pensions funds are, however, pursuant to the Treaty exempt from Finnish withholding tax. See also “—Finnish Withholding Taxes on Nominee Registered Shares” below.

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

Finnish Withholding Taxes on Nominee Registered Shares

Generally, for US Holders, the reduced 15% withholding tax rate of the Treaty (instead of 28%) is applicable to dividends paid to nominee registered shares only when the conditions of the new provisions applied to dividends that are paid on January 1, 2006 or after are met (Section 10b of the Finnish Act on Taxation of Non-residents’ Income).

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

In general, if based on an applicable treaty for the avoidance of double taxation the withholding tax rate for dividends is 15% or higher, the treaty rate may be applied when the above-described conditions of the new provisions are met (Section 10b of the Finnish Act on Taxation of Non-residents’ Income). A lower rate than 15% may be applied based on the applicable treaty for the avoidance of double taxation only when the following information on the beneficial owner of the dividend is provided to the payer prior to the dividend payment: name, date of birth or business ID (if applicable) and address in the country of residence.

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

Finnish Transfer Tax

Transfers of shares and ADSs could be subject to the Finnish transfer tax only when one of the parties to the transfer is subject to Finnish taxation under the Finnish Income Tax Act by virtue of being a resident of Finland or a Finnish branch of a non-Finnish credit institution. In accordance with the amendments in the Finnish Transfer Tax Act (applicable as of November 9, 2007) no transfer tax is payable on the transfer of shares or ADSs (irrespective of whether the transfer is carried out on stock exchange or not). However, there are certain conditions for the exemption. Prior to the said amendments, transfer tax was not payable on stock exchange transfers. In cases where the transfer tax would be payable, the transfer tax would be 1.6% of the transfer value of the security traded.

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

Changes in Income Tax Convention between Finland and the US

There have been recent amendments to the tax convention between Finland and the US that may effect our US Holders. The most relevant of these amendments relates to the elimination of withholding taxes on dividend payments for qualifying pension funds. The elimination of withholding taxes on dividends became effective retroactively with regard to dividend income on or after January 1, 2007. US Holders are urged to consult their tax advisors regarding these changes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Note 35 to our consolidated financial statements included in this annual report for information on market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.  Our President and Chief Executive Officer and our Executive Vice President, Chief Financial Officer, after evaluating the effectiveness of Nokia’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, Nokia’s disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Our internal control over financial reporting is designed to provide reasonable assurance to our management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework. Management has excluded the non-integrated Siemens’ carrier-related operations from the assessment of internal control over financial reporting as at December 31, 2007 because those operations were acquired by Nokia in a purchase business combination during 2007. See Item 15

(d) below. Siemens’ carrier-related operations are a component of the Nokia Siemens Networks reporting segment. The total assets and total net sales of the non-integrated Siemens’ carrier-related operations represent approximately 18% and 12%, respectively, of our related consolidated financial statement amounts as at and for the year ended December 31, 2007. Based on this evaluation, management has assessed the effectiveness of Nokia’s internal control over financial reporting, as at December 31, 2007, and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited our consolidated financial statements for the year ended December 31, 2007, has issued an attestation report on the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

(c) Attestation Report of the Registered Public Accounting Firm.  See the Auditors’ report on page F-1.

(d) Changes in Internal Control Over Financial Reporting.  There were no changes in Nokia’s internal control over financial reporting, other than as noted below, that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting during 2007. During the year ended December 31, 2007, Nokia Siemens Networks was formed, resulting in our acquisition of Siemens’ carrier-related operations. The former Siemens’ carrier-related operations are subject to various ongoing criminal and other governmental investigations for the period preceding the acquisition. Since starting its operations, Nokia Siemens Networks has been implementing a comprehensive compliance program as part of its control environment. The integration of the former Siemens’ carrier-related operations into Nokia Siemens Networks is ongoing and will be substantially completed in 2008. As a result of these ongoing integration efforts, new policies, controls and procedures are being implemented at the former Siemens’ carrier-related operations. Due to these changes and the status of this integration, management has excluded the non-integrated Siemens’ carrier-related operations from management’s assessment of internal control over financial reporting at December 31, 2007 as discussed above in Item 15(b).

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Georg Ehrnrooth is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Ehrnrooth and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. This code of ethics is posted on our website, www.nokia.com/board, under the heading “Company codes—Code of Ethics.”

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor fees and services

PricewaterhouseCoopers Oy has served as our independent auditor for each of the fiscal years in the three-year period ended December 31, 2007. The independent auditor is elected annually by our shareholders at the Annual General Meeting for the fiscal year in question. The Audit Committee of the Board of Directors makes a proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2007 and 2006. The aggregate fees for 2007 are set forth in total with a separate presentation of those fees related to Nokia and Nokia Siemens Networks.

	2007			2006
		Nokia Siemens
	Nokia	Networks	Total	Total
	(EUR millions)

Audit Fees(1)	5.3	12.7	18.0	5.2
Audit-Related Fees(2)	3.6	24.3	27.9	7.1
Tax Fees(3)	5.0	2.3	7.3	6.8
All Other Fees(4)	0.2	—	0.2	0.4

Total	14.1	39.3	53.4	19.5

(1)	Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. The fees for 2007 include EUR 2.9 million of accrued audit fees for the 2007 year-end audit that were not billed until 2008. There were no unbilled audit fees at year-end 2006.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice on tax accounting matters; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; financial due diligence in connection with provision of funding to customers, reports in relation to covenants in loan agreements; employee benefit plan audits and reviews; and audit procedures in connection with investigations and the compliance program implemented at Nokia Siemens Networks related to the Siemens’ carrier-related operations transferred to Nokia Siemens Networks. The fees for 2007 include EUR 1.0 million of accrued audit related fees that were not billed until 2008. The fees for 2006 include EUR 1.5 million of accrued audit related fees that were not billed until 2007. The amounts paid by Nokia to PricewaterhouseCoopers include EUR 23.9 million and EUR 0.3 million that Nokia has recovered or will be able to recover from a third party for 2007 and 2006, respectively.

(3)	Tax fees include fees billed for (i) corporate and indirect compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; (ii) transfer pricing advice and assistance with tax clearances; (iii) customs duties reviews and advise; (iii) consultations and tax audits (assistance with technical tax queries and tax audits and appeals and advise on mergers, acquisitions and restructurings) and (iv) personal compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates) and (v) consultation and planning (advise on stock based remuneration, local employer tax laws, social security laws, employment laws and compensation programs, tax implications on short-term international transfers). The tax fees for 2007 include EUR 2.1 million of accrued tax fees that were not billed until 2008. The tax fees for 2006 include EUR 0.4 million of accrued tax fees that were not billed until 2007.

(4)	All Other Fees include fees billed for company establishment, forensic accounting, data security and occasional training or reference materials and services.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of Nokia’s Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the “Policy”).

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without a specific case-by-case services approvals (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant M&A projects), tax and other services are subject to a specific pre-approval from the Audit Committee. All service requests concerning generally pre-approved services will be submitted to the Corporate Controller who will determine whether the services are within the services generally pre-approved. The Policy and its appendices are subject to annual review by the Audit Committee.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of Nokia shares and ADRs by Nokia Corporation and its affiliates during 2007.

			(c) Total Number
			of Shares	(d) Maximum
			Purchased as	Number of Shares
			Part of Publicly	that May Yet Be
	(a) Total Number	(b) Average Price	Announced	Purchased Under
	of Shares	Paid per Share(4)	Plans or	the Plans or
Period	Purchased(3)	(EUR)	Programs(3)	Programs

January 1/1/07-1/31/07	2 530 000	16.66	2 530 000	275 510 000	(1)
February 2/1/07-2/28/07	23 360 000	17.10	23 360 000	252 150 000	(1)
March 3/1/07-3/31/07	19 330 000	16.47	19 330 000	232 820 000	(1)
April 4/1/07-4/30/07	—	—	—	—
May 5/1/07-5/31/07	28 270 000	19.23	28 270 000	351 730 000	(2)
June 6/1/07-6/30/07	21 440 000	21.10	21 440 000	330 290 000	(2)
July 7/1/07-7/31/07	—	—	—	330 290 000	(2)
August 8/1/07-8/31/07	25 810 000	22.20	25 810 000	304 480 000	(2)
September 9/1/07-9/30/07	24 190 000	24.97	24 190 000	280 290 000	(2)
October 10/1/07-10/31/07	7 050 000	26.95	7 050 000	273 240 000	(2)
November 11/1/07-11/30/07	17 420 000	26.63	17 420 000	255 820 000	(2)
December 12/1/07-12/31/07	11 190 000	26.43	11 190 000	244 630 000	(2)

Total	180 590 000		180 590 000

(1)	On March 30, 2006, the Annual General Meeting authorized the Board of Directors to resolve to repurchase a maximum of 405 million Nokia shares by using funds available for distribution of profits. The authorization was effective until March 30, 2007.

(2)	On May 3, 2007, the Annual General Meeting authorized the Board of Directors to resolve to repurchase a maximum of 380 million Nokia shares by using funds available for distribution of profits. The authorization is effective until June 30, 2008.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

ITEM 19.	EXHIBITS

1		Articles of Association of Nokia Corporation.
*4	.1	Amended and Restated Framework Agreement among Siemens AG and Nokia Corporation and Nokia Siemens Networks B.V. dated as of June 19, 2006 and as amended and restated as of January 24, 2007.
4.2		Agreement and Plan of Merger by and among Nokia Inc., North Acquisition Corp. and NAVTEQ Corporation dated as of October 1, 2007.
6	.	See Note 28 to our consolidated financial statements included in Item 18 of this annual report for information on how earnings per share information was calculated.
8	.	List of significant subsidiaries.
12.1		Certification of Olli-Pekka Kallasvuo, Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Richard A. Simonson, Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.(a).	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

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

ADSL (asymmetric digital subscriber line):  A technology that enables high-speed data communication over existing twisted pair telephone lines and supports a downstream data rate of 1.5–8 Mbps and an upstream data rate of 16 kbps–1 Mbps.

Analogue:  A signaling technique in which signals are conveyed by continuously varying the frequency, amplitude or phase of the transmission.

Bandwidth:  The width of a communication channel, which affects transmission speeds over that channel.

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

Broadband:  The delivery of higher bandwidth by using transmission channels capable of supporting data rates greater than the primary rate of 9.6 Kbps.

CDMA (Code Division Multiple Access):  A technique in which radio transmissions using the same frequency band are coded in a way that a signal from a certain transmitter can be received only by certain receivers.

CDMA 2000:  A 3G wireless technology that is based on the CDMA platform and has the capability to provide speeds of up to 144 Kbps.

Cellular network:  A mobile telephone network consisting of switching centers, radio base stations and transmission equipment.

Converged device:  A generic category of mobile device that can run computer-like applications such as e-mail, web browsing and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features.

Convergence:  The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence.

Core network:  A combination of exchanges and the basic transmission equipment that together form the basis for network services.

Dense wavelength division multiplexing:  The implementation of wavelength-division multiplexing using more than 2 optical channels in the same wavelength window (See also wavelength-division multiplexing.).

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

Ethernet:  A type of local area network (LAN).

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

GPS (Global Positioning System):  Satellite-based positioning system that is used for reading geographical position and as a source of the accurate coordinated universal time.

GSM (Global System for Mobile Communications):  A digital system for mobile communications that is based on a widely accepted standard and typically operates in the 900 MHz, 1800 MHz, and 1900 MHz frequency bands.

HSPA (High-Speed Packet Access):  A wideband code division multiple access feature that refers to both 3GPP high-speed downlink packet access and high-speed uplink packet access (see also HSDPA and HSUPA).

HSDPA (High-Speed Downlink Packet Access):  A wideband code division multiple access feature that provides high data rate transmission in a WCDMA downlink to support multimedia services.

I-HSPA (Internet-HSPA):  A 3GPP standards-based simplified network architecture innovation from Nokia implemented as a data overlay radio access layer that can be built with already deployed WCDMA base stations.

IMS (IP Multimedia Subsystem):  A subsystem providing IP multimedia services that complement the services provided by the circuit switched core network domain.

IP (Internet Protocol):  A network layer protocol that offers a connectionless Internet work service and forms part of the TCP/IP protocol.

IP Centrex:  Voice over IP service that provides centrex services for customers who transmit voice calls to the network as packet streams across broadband access. Centrex refers to a service implemented in public telecommunications exchange that enables the subscriber lines connected to the exchange to use the facilities typical for private branch exchanges or key telephone system extensions.

IPR (Intellectual Property Rights):  Laws protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example, patents, that have an economic value.

IPSO operating system:  A software platform designed for firewall and routing appliances.

Java:  An object-oriented programming language that is intended to be hardware and software independent.

LTE (Long-Term Evolution):  3GPP radio technology evolution architecture.

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

Multiplexing:  A process of combining a number of signals so that they can share a common transmission facility.

Multiradio:  Able to support several different radio access technologies.

NG-PON:  Next generation passive optical network (See PON).

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

PON (passive optical network):  a high bandwidth point to multipoint optical fiber network.

Presence:  The ability to detect whether other users are online and whether they are available.

S60:  A feature rich software platform for smartphones with advanced data capabilities that is optimized for the Symbian OS.

Smartphone:  (See converged device).

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

Synchronous digital hierarchy (SDH):  A transfer mode in which there are specified limits to the timing relationship of the corresponding significant instants of a signal.

TD-SCDMA (time division synchronous code division multiple access):  An alternative 3G standard.

Transmission:  The action of conveying signals from one point to one or more other points.

Unix:  An open standard operating system.

VAR (Value Added Reseller):  A reseller that adds something to a product, thus creating a complete customer solution which it then sells under its own name.

VDSL (very high bit rate digital subscriber line):  A form of digital subscriber line similar to asymmetric digital subscriber line (ADSL) but providing higher speeds at reduced lengths.

VoIP (Voice over Internet Protocol):  Use of the Internet protocol to carry and route two-way voice communications.

Wavelength-division multiplexing:  Multiplexing in which several independent signals are allotted separate wavelengths for transmission over a shared optical transmission medium.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nokia Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statement of changes in shareholders’ equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15(b), management has excluded the non-integrated activities from the acquisition of Siemens AG’s carrier-related operations from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during 2007. Therefore, we have also excluded these non-integrated activities of Siemens AG’s carrier-related operations from our audit of internal control over financial reporting. Siemens AG’s carrier-related operations are a component of the Company’s Nokia Siemens Networks reporting segment whose total assets and total revenues of non-integrated activities represent 18% and 12%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers Oy

PricewaterhouseCoopers Oy
Espoo, Finland
March 19, 2008

Nokia Corporation and Subsidiaries

Consolidated Profit and Loss Accounts

		Financial Year Ended December 31
	Notes	2007	2006	2005
		EURm	EURm	EURm

Net sales		51 058	41 121	34 191
Cost of sales		(33 754)	(27 742)	(22 209)

Gross profit		17 304	13 379	11 982
Research and development expenses		(5 647)	(3 897)	(3 825)
Selling and marketing expenses		(4 380)	(3 314)	(2 961)
Administrative and general expenses		(1 180)	(666)	(609)
Other income	6	2 312	522	285
Other expenses	6,7	(424)	(536)	(233)

Operating profit	2-9	7 985	5 488	4 639
Share of results of associated companies	14,31	44	28	10
Financial income and expenses	10	239	207	322

Profit before tax		8 268	5 723	4 971
Tax	11	(1 522)	(1 357)	(1 281)

Profit before minority interests		6 746	4 366	3 690
Minority interests		459	(60)	(74)

Profit attributable to equity holders of the parent		7 205	4 306	3 616

		2007	2006	2005
		EUR	EUR	EUR

Earnings per share	28
(for profit attributable to the equity holders of the parent)
Basic		1.85	1.06	0.83
Diluted		1.83	1.05	0.83

		2007	2006	2005

Average number of shares (000’s shares)	28
Basic		3 885 408	4 062 833	4 365 547
Diluted		3 932 008	4 086 529	4 371 239

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Balance Sheets

		December 31
	Notes	2007	2006
		EURm	EURm

ASSETS
Non-current assets
Capitalized development costs	12	378	251
Goodwill	12	1 384	532
Other intangible assets	12	2 358	298
Property, plant and equipment	13	1 912	1 602
Investments in associated companies	14	325	224
Available-for-sale investments	15	341	288
Deferred tax assets	24	1 553	809
Long-term loans receivable	16,25	10	19
Other non-current assets		44	8

		8 305	4 031
Current assets
Inventories	17,19	2 876	1 554
Accounts receivable, net of allowances for doubtful accounts (2007: EUR 332 million, 2006: EUR 212 million)	19,35	11 200	5 888
Prepaid expenses and accrued income	18	3 070	2 496
Current portion of long-term loans receivable	35	156	—
Other financial assets		239	111
Available-for-sale investments, liquid assets	15,35	4 903	5 012
Available-for-sale investments, cash equivalents	15,32,35	4 725	2 046
Bank and cash	32,35	2 125	1 479

		29 294	18 586
Total assets		37 599	22 617

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	21	246	246
Share issue premium		644	2 707
Treasury shares, at cost		(3 146)	(2 060)
Translation differences		(163)	(34)
Fair value and other reserves	20	23	(14)
Reserve for invested non-restricted equity		3 299	—
Retained earnings		13 870	11 123

		14 773	11 968
Minority interests		2 565	92

Total equity		17 338	12 060

Non-current liabilities
Long-term interest-bearing liabilities	23,35	203	69
Deferred tax liabilities	24	963	205
Other long-term liabilities		119	122

		1 285	396
Current liabilities
Current portion of long-term loans	35	173	—
Short-term borrowings	35	898	247
Accounts payable	35	7 074	3 732
Accrued expenses	25	7 114	3 796
Provisions	27	3 717	2 386

		18 976	10 161
Total shareholders’ equity and liabilities		37 599	22 617

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Cash Flow Statements

		Financial Year Ended December 31
	Notes	2007	2006	2005
		EURm	EURm	EURm

Cash flow from operating activities
Profit attributable to equity holders of the parent		7 205	4 306	3 616
Adjustments, total	32	1 269	1 857	1 774

Profit attributable to equity holders of the parent before change in net working capital		8 474	6 163	5 390
Change in net working capital	32	605	(793)	(366)

Cash generated from operations		9 079	5 370	5 024
Interest received		362	235	353
Interest paid		(59)	(18)	(26)
Other financial income and expenses, net		(43)	54	47
Income taxes paid, net received		(1 457)	(1 163)	(1 254)

Net cash from operating activities		7 882	4 478	4 144

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash		253	(517)	(92)
Purchase of current available-for-sale investments, liquid assets		(4 798)	(3 219)	(7 277)
Purchase of non-current available-for-sale investments		(126)	(88)	(89)
Purchase of shares in associated companies		(25)	(15)	(16)
Additions to capitalized development costs		(157)	(127)	(153)
Long-term loans made to customers		(261)	(11)	(56)
Proceeds from repayment and sale of long-term loans receivable		163	56	—
Recovery of impaired long-term loans made to customers		—	276	—
Proceeds from (+) / payment of (-) other long-term receivables		5	(3)	14
Proceeds from (+) / payment of (-) short-term loans receivable		(119)	199	182
Capital expenditures		(715)	(650)	(607)
Proceeds from disposal of shares in Group companies, net of disposed cash		—	—	5
Proceeds from disposal of shares in associated companies		6	1	18
Proceeds from disposal of businesses		—	—	95
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		4 930	5 058	9 402
Proceeds from sale of current available-for-sale investments		—	—	247
Proceeds from sale of non-current available-for-sale investments		50	17	3
Proceeds from sale of fixed assets		72	29	167
Dividends received		12	—	1

Net cash from (used in) investing activities		(710)	1 006	1 844

Nokia Corporation and Subsidiaries

Consolidated Cash Flow Statements (Continued)

		Financial Year Ended December 31
	Notes	2007	2006	2005
		EURm	EURm	EURm

Cash flow from financing activities
Proceeds from stock option exercises		987	46	2
Purchase of treasury shares		(3 819)	(3 371)	(4 258)
Proceeds from long-term borrowings		115	56	5
Repayment of long-term borrowings		(16)	(7)	—
Proceeds from (+) / repayment of (-) short-term borrowings		661	(137)	212
Dividends paid		(1 760)	(1 553)	(1 531)

Net cash used in financing activities		(3 832)	(4 966)	(5 570)
Foreign exchange adjustment		(15)	(51)	183

Net increase (+) / decrease (-) in cash and cash equivalents		3 325	467	601
Cash and cash equivalents at beginning of period		3 525	3 058	2 457

Cash and cash equivalents at end of period		6 850	3 525	3 058

Cash and cash equivalents comprise of:
Bank and cash		2 125	1 479	1 565
Current available-for-sale investments, cash equivalents	15,35	4 725	2 046	1 493

		6 850	3 525	3 058

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

						Fair
						value	Reserve for
			Share			and	invested		Before
	Number of	Share	issue	Treasury	Translation	other	non-restricted	Retained	minority	Minority
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Balance at December 31, 2004	4 486 941	280	2 366	(2 022)	(126)	13	—	13 874	14 385	168	14 553

Tax benefit on stock options exercised			(2)						(2)		(2)
Translation differences					406				406	31	437
Net investment hedge losses					(211)				(211)		(211)
Cash flow hedges, net of tax						(132)			(132)		(132)
Available-for-sale investments, net of tax						(57)			(57)		(57)
Other decrease, net								(55)	(55)	1	(54)
Profit								3 616	3 616	74	3 690
Total recognized income and expense		—	(2)	—	195	(189)	—	3 561	3 565	106	3 671
Stock options exercised	125		2						2		2
Stock options exercised related to acquisitions			(1)						(1)		(1)
Share-based compensation(1)			79						79		79
Acquisition of treasury shares	(315 174)			(4 268)					(4 268)		(4 268)
Reissurance of treasury shares	484			10					10		10
Cancellation of treasury shares		(14)	14	2 664				(2 664)	—		—
Dividend								(1 463)	(1 463)	(69)	(1 532)
Total of other equity movements		(14)	94	(1 594)	—	—		(4 127)	(5 641)	(69)	(5 710)

Balance at December 31, 2005	4 172 376	266	2 458	(3 616)	69	(176)	—	13 308	12 309	205	12 514

Tax benefit on stock options exercised			23						23		23
Excess tax benefit on share-based compensation			14						14		14
Translation differences					(141)				(141)	(13)	(154)
Net investment hedge gains, net of tax					38				38		38
Cash flow hedges, net of tax						171			171		171
Available-for-sale investments, net of tax						(9)			(9)		(9)
Other decrease, net								(52)	(52)	(1)	(53)
Profit								4 306	4 306	60	4 366
Total recognized income and expense		—	37	—	(103)	162	—	4 254	4 350	46	4 396
Stock options exercised	3 046	0	43						43		43
Stock options exercised related to acquisitions			(1)						(1)		(1)
Share-based compensation(1)			219						219		219
Settlement of performance and restricted shares	2 236		(69)	38					(31)		(31)
Acquisition of treasury shares	(212 340)			(3 413)					(3 413)		(3 413)
Reissuance of treasury shares	412			4					4		4
Cancellation of treasury shares		(20)	20	4 927				(4 927)	—		—
Dividend								(1 512)	(1 512)	(40)	(1 552)
Acquisition of minority interests									—	(119)	(119)
Total of other equity movements		(20)	212	1 556	—	—		(6 439)	(4 691)	(159)	(4 850)

Balance at December 31, 2006	3 965 730	246	2 707	(2 060)	(34)	(14)	—	11 123	11 968	92	12 060

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

						Fair
						value	Reserve for
			Share			and	invested		Before
	Number of	Share	issue	Treasury	Translation	other	non-restricted	Retained	minority	Minority
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Balance at December 31, 2006	3 965 730	246	2 707	(2 060)	(34)	(14)	—	11 123	11 968	92	12 060

Excess tax benefit on share-based compensation			128						128		128
Translation differences					(167)				(167)	16	(151)
Net investment hedge gains, net of tax					38				38		38
Cash flow hedges, net of tax						(11)			(11)		(11)
Available-for-sale investments, net of tax						48			48		48
Other decrease, net								(40)	(40)		(40)
Profit								7 205	7 205	(459)	6 746
Total recognized income and expense		—	128	—	(129)	37	—	7 165	7 201	(443)	6 758
Stock options exercised	57 269	0	46				932		978		978
Stock options exercised related to acquisitions			(3)						(3)		(3)
Share-based compensation			228						228		228
Settlement of performance and restricted shares	3 138		(104)	58			9		(37)		(37)
Acquisition of treasury shares	(180 590)			(3 884)					(3 884)		(3 884)
Reissuance of treasury shares	403			7					7		7
Cancellation of treasury shares				2 733				(2 733)	—		—
Share premium reduction and transfer			(2 358)				2 358		—		—
Dividend								(1 685)	(1 685)	(75)	(1 760)
Minority interest on formation of Nokia Siemens Networks									—	2 991	2 991
Total of other equity movements		0	(2 191)	(1 086)	—	—	3 299	(4 418)	(4 396)	2 916	(1 480)

Balance at December 31, 2007	3 845 950	246	644	(3 146)	(163)	23	3 299	13 870	14 773	2 565	17 338

(1)	In 2005 and 2006, share-based compensation is shown net of deferred compensation recorded related to social security costs on share-based payments.

Dividends declared per share were EUR 0.53 for 2007 (EUR 0.43 for 2006 and EUR 0.37 for 2005), subject to shareholders’ approval.

See Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.	Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation (“Nokia” or “the Group”), a Finnish public limited liability company with domicile in Helsinki, in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“IFRS”). The consolidated financial statements are presented in millions of euros (“EURm”), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform with Finnish Accounting legislation. On March 19, 2008, Nokia’s Board of Directors authorized the financial statements for issuance and filing.

As described in Note 8 the Group and Siemens AG (“Siemens”) completed a transaction to form Nokia Siemens Networks on April 1, 2007. Nokia and Siemens contributed to Nokia Siemens Networks certain tangible and intangible assets and certain business interests that comprised Nokia’s networks business and Siemens’ carrier-related operations. This transaction had a material impact on the consolidated financial statements and associated notes.

Adoption of pronouncements under IFRS

In the current year, the Group has adopted all of the new and revised standards, amendments and interpretations to existing standards issued by the IASB that are relevant to its operations and effective for accounting periods commencing on or after from January 1, 2007.

•	IFRS 7 Financial Instruments: Disclosures. The impact of the new standard has been to expand the disclosures provided in the financial statements regarding the Group’s financial instruments. The Group’s financial instruments include available-for-sale investments, derivatives, loans receivable and payable and accounts receivable and payable.

•	IFRIC 8, Scope of IFRS 2 requires consideration of transactions involving the issuance of equity instruments where the identifiable consideration received is less than the fair value of the equity instruments issued to establish whether or not they fall within the scope of IFRS 2.

•	IFRIC 9, Reassessment of Embedded Derivatives requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract.

•	IAS 1 (Amendment), Presentation of Financial Statements: Capital Disclosures requires qualitative and quantitative disclosures to enable users to evaluate an entity’s objectives, policies and processes for managing capital.

The adoption of each of the above mentioned standards did not have a material impact to the Group’s balance sheet, profit and loss or cash flows.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Business Combinations

The purchase method of accounting is used to account for acquisitions of businesses by the Group. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed or incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed by the Group are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the Group’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

Assessment of the recoverability of long-lived and intangible assets and goodwill

For the purposes of impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the acquisition in which the goodwill arose.

The Group assesses the carrying value of goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. The Group assesses the carrying value of identifiable intangible assets and long-lived assets if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors that trigger an impairment review include underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends.

The Group conducts its impairment testing by determining the recoverable amount for the asset or cash-generating unit. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The recoverable amount is then compared to its carrying amount and an impairment loss is recognized if the recoverable amount is less than the carrying amount. Impairment losses are recognized immediately in the profit and loss account.

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

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on non-functional foreign currency receivables and liabilities are valued at the rates of exchange prevailing at the year-end. Foreign exchange gains and losses arising from balance sheet items, as well as fair value changes in the related hedging instruments, are reported in Financial Income and Expenses.

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

Revenue recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the products to the end users. The Group records reductions to revenue for special pricing agreements, price protection and other volume based discounts. Service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion.

The Group enters into transactions involving multiple components consisting of any combination of hardware, services and software. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration received from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Group determines the fair value of each component by taking into consideration factors such as the price when the component or a similar component is sold separately by the Group or a third party. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. If the Group is unable to reliably determine the fair value attributable to separately identifiable undelivered components, the Group defers revenue until the revenue recognition criteria for the undelivered components have been met.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

the Group and the stage of contract completion can be measured reliably. When the Group is not able to meet those conditions, the policy is to recognize revenue only equal to costs incurred to date, to the extent that such costs are expected to be recovered.

Progress towards completion is measured by reference to cost incurred to date as a percentage of estimated total project costs using the cost-to-cost method.

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

Other intangible assets

Acquired patents, trademarks, licenses, software licenses for internal use, customer relationships and developed technology are capitalized and amortized using the straight-line method over their useful lives, generally 3 to 6 years, but not exceeding 20 years. Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down to its recoverable amount.

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

For defined benefit plans, pension costs are assessed using the projected unit credit method: The pension cost is recognized in the profit and loss account so as to spread the service cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates on high quality corporate bonds with appropriate maturities. Actuarial gains and losses outside the corridor are recognized over the average remaining service lives of employees. The corridor is defined as ten percent of the greater of the value of plan assets or defined benefit obligation at the beginning of the respective year.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Financial assets

The Group has classified its financial assets as one of the following categories: available-for-sale investments, loans and receivables, bank and cash and financial assets at fair value through profit or loss.

Available-for-sale investments

The Group classifies the following investments as available for sale based on the purpose for acquiring the investments as well as ongoing intentions: (1) highly liquid, interest-bearing investments with maturities at acquisition of less than 3 months, which are classified in the balance sheet as current available-for-sale investments, cash equivalents, (2) similar types of investments as in category (1), but with maturities at acquisition of longer than 3 months, classified in the balance

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

sheet as current available-for-sale investments, liquid assets, (3) investments in technology related publicly quoted equity shares, or unlisted private equity shares and unlisted funds, classified in the balance sheet as non-current available-for-sale investments.

Current fixed income and money-market investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the balance sheet date. Investments in publicly quoted equity shares are measured at fair value using exchange quoted bid prices. Other available for sale investments carried at fair value include holdings in unlisted shares. Fair value for these unlisted shares is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, (3) analysis of market prospects and operating performance of the target companies taking into consideration of public market comparable companies in similar industry sectors. The remaining available for sale investments are carried at cost less impairment, which are technology related investments in private equity shares and unlisted funds for which the fair value cannot be measured reliably due to non-existence of public markets or reliable valuation methods, against which to value these assets. The investment and disposal decisions on these investments are business driven.

All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The fair value changes of available-for-sale investments are recognized in fair value and other reserves as part of shareholders’ equity, with the exception of interest calculated using effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit and loss. Dividends on available for sale equity instruments are recognized in profit and loss when the Group’s right to receive payment is established. When the investment is disposed of, the related accumulated fair value changes are released from shareholders’ equity and recognized in the profit and loss account. The weighted average method is used when determining the cost-basis of publicly listed equities being disposed of. FIFO (First-in First-out) method is used to determine the cost basis of fixed income securities being disposed of. An impairment is recorded when the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired. The cumulative net loss relating to that investment is removed from equity and recognized in the profit and loss account for the period. If, in a subsequent period, the fair value of the investment in a non-equity instrument increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the profit and loss account.

Loans receivable

Loans receivable include loans to customers and suppliers and are measured at amortized cost using the effective interest method less impairment. Loans are subject to regular and thorough review as to their collectibility and as to available collateral; in the event that any loan is deemed not fully recoverable, a provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans receivable is recognized by applying the effective interest rate. The long term portion of loans receivable is included on the balance sheet under long-term loans receivable and the current portion under current portion of long-term loans receivable.

Bank and cash

Bank and cash consist of cash at bank and in hand.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Financial liabilities

Loans payable

Loans payable are recognized initially at fair value, net of transaction costs incurred. Any difference between the fair value and the proceeds received is recognized in profit and loss at initial recognition. In the subsequent periods, they are stated at amortized cost using the effective interest method. The long term portion of loans payable is included on the balance sheet under long-term interest-bearing liabilities and the current portion under current portion of long-term loans.

Accounts payable

Accounts payable are carried at the original invoiced amount, which is considered to be fair value due to the short-term nature.

Derivative financial instruments

All derivatives are recorded at fair value according to the same principles but the accounting treatment varies according to whether the derivatives are designated and qualify under hedge accounting.

Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss

Fair values of forward rate agreements, interest rate options, futures contracts and exchange traded options are calculated based on quoted market rates at each balance sheet date. Discounted cash flow analyses are used to value interest rate and currency swaps. Changes in the fair value of these contracts are recognized in the profit and loss account.

Fair values of cash settled equity derivatives are calculated by revaluing the contract at year end quoted market rates. Changes in fair value are recognized in the profit and loss account.

Forward foreign exchange contracts are valued at the market forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract forward rate. Currency options are valued at each balance sheet date by using the Garman & Kohlhagen option valuation model. Changes in the fair value on these instruments are recognized in the profit and loss account.

Embedded derivatives are identified and monitored by the Group and recorded at fair value as at each balance sheet date. In assessing the fair value of embedded derivatives, the Group employs a variety of methods including option pricing models and discounted cash flow analysis using assumptions that are based on market conditions existing at each balance sheet date. The fair value changes are recognized in the profit and loss account.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Hedge accounting

Cash flow hedges: Hedging of anticipated foreign currency denominated sales and purchases

The Group applies hedge accounting for ”Qualifying hedges”. Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future anticipated foreign currency denominated sales and purchases that meet the requirements set out in IAS 39 (R). The cash flow being hedged must be ”highly probable” and must present an exposure to variations in cash flows that could ultimately affect profit or loss. The hedge must be highly effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of certain forward foreign exchange contracts and options, or option strategies, which have zero net premium or a net premium paid, and where the critical terms of the bought and sold options within a collar or zero premium structure are the same and where the nominal amount of the sold option component is no greater than that of the bought option.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity to the extent that the hedge is effective. For qualifying foreign exchange options, or option strategies, the change in intrinsic value is deferred in shareholders’ equity to the extent that the hedge is effective. In all cases the ineffective portion is recognized immediately in the profit and loss account as financial income and expenses. Hedging costs, either expressed as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or changes in the time value for options, or options strategies, are recognized within other operating income or expenses.

Accumulated fair value changes from qualifying hedges are released from shareholders’ equity into the profit and loss account as adjustments to sales and cost of sales, in the period when the hedged cash flow affects the profit and loss account. If the hedged cash flow is no longer expected to take place, all deferred gains or losses are released immediately into the profit and loss account as adjustments to sales and cost of sales. If the hedged cash flow ceases to be highly probable, but is still expected to take place, accumulated gains and losses remain in equity until the hedged cash flow affects the profit and loss account.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 (R) are recognized immediately in the profit and loss account. The fair value changes of derivative instruments that directly relate to normal business operations are recognized within other operating income and expenses. The fair value changes from all other derivative instruments are recognized in financial income and expenses.

Cash flow hedges: Hedging of highly probable business acquisition

The Group hedges the foreign currency risk in highly probable business acquisition transactions, which creates cash flow variation in the transaction settlement flow and could potentially impact Group’s profit and loss through goodwill assessment from the Group’s perspective. In order to apply for hedge accounting, the planned business acquisition must be highly probable and the hedges must be effective prospectively and retrospectively.

The Group claims hedge accounting in respect of forward foreign exchange contracts, foreign currency denominated loans, and options, or option strategies, which have zero net premium or a net premium paid, and where the terms of the bought and sold options within a collar or zero premium structure are the same.

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

exchange rates is deferred in shareholders’ equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account within financial income and expenses. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders’ equity. Changes in the time value are at all times recognized directly in the profit and loss account as financial income and expenses. In all cases the ineffective portion is recognized immediately in the profit and loss account as financial income and expenses.

Accumulated fair value changes from qualifying hedges are released from shareholders’ equity to adjust the EUR equivalent amount of the purchase price upon the completion of the business acquisition.

Cash flow hedges: Foreign currency hedging of net investments

The Group also applies hedge accounting for its foreign currency hedging on net investments.

Qualifying hedges are those properly documented hedges of the foreign exchange rate risk of foreign currency denominated net investments that meet the requirements set out in IAS 39 (R). The hedge must be effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of forward foreign exchange contracts, foreign currency denominated loans, and options, or option strategies, which have zero net premium or a net premium paid, and where the terms of the bought and sold options within a collar or zero premium structure are the same.

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account within financial income and expenses. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders’ equity. Changes in the time value are at all times recognized directly in the profit and loss account as financial income and expenses. If a foreign currency denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders’ equity. In all cases the ineffective portion is recognized immediately in the profit and loss account as financial income and expenses.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as an asset only when the reimbursement is virtually certain. At each balance sheet date, the Group assesses the adequacy of its preexisting provisions and adjusts the amounts as necessary based on actual experience and changes in future estimates.

Warranty provisions

The Group provides for the estimated liability to repair or replace products under warranty at the time revenue is recognized. The provision is an estimate calculated based on historical experience of the level of repairs and replacements.

Intellectual property rights (IPR) provisions

The Group provides for the estimated future settlements related to asserted and unasserted past IPR infringements based on the probable outcome of potential infringement.

Tax provisions

The Group recognizes a provision for tax contingencies based upon the estimated future settlement amount at each balance sheet date.

Restructuring provisions

The Group provides for the estimated cost to restructure when a detailed formal plan of restructuring has been completed and the restructuring plan has been announced.

Other provisions

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

The Group provides for onerous contracts based on the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract.

Share-based compensation

The Group offers three types of equity settled share-based compensation schemes for employees: stock options, performance shares and restricted shares. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. On a regular basis, the Group reviews the assumptions made and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Share-based compensation is recognized as an expense in the profit and loss account on straight line basis over the service period. A separate vesting period is defined for each quarterly lot of the stock options plans. When stock options are exercised, the proceeds

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

received net of any transaction costs are credited to share premium and the reserve for invested non-restricted equity.

Treasury shares

The Group recognizes acquired treasury shares as a deduction from equity at their acquisition cost. When cancelled, the acquisition cost of treasury shares is recognized in retained earnings.

Dividends

Dividends proposed by the Board of Directors are not recorded in the financial statements until they have been approved by the shareholders at the Annual General Meeting.

Earnings per share

The Group calculates both basic and diluted earnings per share. Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

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

Revenue recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Sales may materially change if management’s assessment of such criteria was determined to be inaccurate.

The Group makes price protection adjustments based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. Possible changes in these estimates could result in revisions to the sales in future periods.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Provision for intellectual property rights, or IPR, infringements

The Group provides for the estimated future settlements related to asserted and unasserted past IPR infringements based on the probable outcome of potential infringement. IPR infringement claims can last for varying periods of time, resulting in unpredictable movements in the IPR infringement provision. The ultimate outcome or actual cost of settling an individual infringement may materially vary from estimates.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

feasibility, have been met. Should a product fail to substantiate its estimated feasibility or life cycle, material development costs may be required to be written-off in future periods.

Business combinations

The Group applies the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed or incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring management judgment. Actual results may differ from the forecasted amounts and the difference could be material.

Assessment of the recoverability of long-lived and intangible assets and goodwill

The Group assesses the carrying value of goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. The Group assesses the carrying value of identifiable intangible assets and long-lived assets if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors that trigger an impairment review include underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Amounts estimated could differ materially from what will actually occur in the future.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

New accounting pronouncements under IFRS

The Group will adopt the following new and revised standards, amendments and interpretations to existing standards issued by the IASB that are expected to be relevant to its operations:

IFRS 8, Operating Segments requires that segments are identified and reported based on how management views and operates the business. Under IFRS 8, segments are components of an entity regularly reviewed by an entity’s chief operating decision-maker.

Amendment to IFRS 2, Share-based payment, Group and Treasury Share Transactions, clarifies the definition of different vesting conditions, treatment of all non-vesting conditions and provides further guidance on the accounting treatment of cancellations by parties other than the entity.

IFRIC 13, Customer Loyalty Programs addresses the accounting surrounding customer loyalty programs and whether some consideration should be allocated to free goods or services provided by a company. Consideration should be allocated to award credits based on their fair value, as they are a separately identifiable component.

Amendment to IAS 1, Presentation of financial statements, prompts entities to aggregate information in the financial statements on the basis of shared characteristics. All non-owner changes in equity (i.e. comprehensive income) should be presented either in one statement of comprehensive income or in a separate income statement and statement of comprehensive income.

Amendment to IAS 23, Borrowing costs, changes the treatment of borrowing costs that are directly attributable to an acquisition, construction or production of a qualifying asset. These costs will consequently form part of the cost of that asset. Other borrowing costs are recognized as an expense.

Under the amended IAS 32 Financial Instruments: Presentation, the Group must classify puttable financial instruments or instruments or components thereof that impose an obligation to deliver to another party, a pro-rata share of net assets of the entity only on liquidation, as equity. Previously, these instruments would have been classified as financial liabilities.

IFRS 3 (revised) Business Combinations replaces IFRS 3 (as issued in 2004). The main changes brought by IFRS 3 (revised) include immediate recognition of all acquisition-related costs in profit or loss, recognition of subsequent changes in the fair value of contingent consideration in accordance with other IFRSs and measurement of goodwill arising from step acquisitions at the acquisition date.

Amendment to IAS 27 “Consolidated and Separate Financial Statements” clarifies presentation of changes in parent-subsidiary ownership. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity. If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities and any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost. Any differences resulting from this shall be recognized in profit or loss. When losses attributed to the minority (non-controlling) interests exceed the minority’s interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

The Group will adopt IFRS 8 on January 1, 2008 and the amendments to IFRS 2, IFRIC 13, IAS 1, IAS 23 and IAS 32 on January 1, 2009. The Group does not expect the adoption of revised standards to have a material impact on the financial condition and results of operations.

The Group is required to adopt both IFRS 3 (revised) and IAS 27 (revised) on January 1, 2010 with early adoption permitted and is currently evaluating the impact of these standards on the Group’s accounts.

2.	Segment information

Nokia is organized on a worldwide basis into four primary business segments: Mobile Phones; Multimedia; Enterprise Solutions; and Nokia Siemens Networks. Nokia’s reportable segments represent the strategic business units that offer different products and services for which monthly financial information is provided to the Board.

Mobile Phones currently offers mobile phones and devices based on the following global cellular technologies: GSM/EDGE, 3G/WCDMA and CDMA.

Multimedia brings connected mobile multimedia experiences to consumers in the form of advanced mobile devices and applications.

Enterprise Solutions works with businesses and institutions to improve their performance through mobility, currently focusing on two key areas of corporate communication expenditure; voice and mobile e-mail.

Nokia Siemens Networks provides wireless and fixed network infrastructure, communications and networks service platforms as well as professional services to operators and service providers.

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

No single customer represents 10% or more of Group net sales.

As of January 1, 2008, the Group’s three mobile device business groups and the supporting horizontal groups have been replaced by an integrated business segment, Devices & Services. For financial reporting purposes, the Group will have two reportable segments from January 1, 2008: Devices & Services and Nokia Siemens Networks.

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

				Nokia	Total	Common
	Mobile		Enterprise	Siemens	reportable	Group	Elimina-
2007	Phones	Multimedia	Solutions	Networks(1)	segments	Functions	tions	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	25 083	10 537	2 048	13 376	51 044	14		51 058
Net sales to other segments	—	1	22	17	40	(14)	(26)	—
Depreciation and amortization	239	109	32	714	1 094	112		1 206
Impairments	—	—	—	27	27	36		63
Operating profit/(loss)(2)	5 434	2 230	267	(1 308)	6 623	1 362		7 985
Share of results of associated companies	—	—	—	4	4	40		44
Balance Sheet Information
Capital expenditures(3)	250	100	16	182	548	167		715
Segment assets(4)(8)	5 234	2 339	777	15 564	23 914	1 713	(365)	25 262
of which:
Investments in associated companies	—	—	—	58	58	267		325
Unallocated assets(5)(8)								12 337

Total assets								37 599

Segment liabilities(6)(9)	6 060	2 309	509	9 700	18 578	592	(418)	18 752
Unallocated liabilities(7)(9)								1 509

Total liabilities								20 261

					Total	Common
	Mobile		Enterprise		reportable	Group	Elimina-
2006	Phones	Multimedia	Solutions	Networks	segments	Functions	tions	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	24 769	7 877	1 015	7 453	41 114	7		41 121
Net sales to other segments	—	—	16	—	16	(7)	(9)	—
Depreciation and amortization	279	99	36	203	617	95		712
Impairments	—	—	—	—	—	51		51
Operating profit/(loss)(2)	4 100	1 319	(258)	808	5 969	(481)		5 488
Share of results of associated companies	—	—	—	—	—	28		28
Balance Sheet Information
Capital expenditures(3)	244	73	30	126	473	177		650
Segment assets(4)	4 921	1 474	604	3 746	10 745	1 190	(31)	11 904
of which:
Investments in associated companies	—	—	—	—	—	224		224
Unallocated assets(5)(8)								10 713

Total assets								22 617

Segment liabilities(6)	5 140	1 622	395	1 703	8 860	337	(333)	8 864
Unallocated liabilities(7)(9)								1 693

Total liabilities								10 557

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

					Total	Common
	Mobile		Enterprise		reportable	Group	Elimina-
2005	Phones	Multimedia	Solutions	Networks	segments	Functions	tions	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	20 811	5 979	839	6 556	34 185	6		34 191
Net sales to other segments	—	2	22	1	25	(6)	(19)	—
Depreciation and amortization	247	83	22	241	593	119		712
Impairment and customer finance charges	—	36	—	—	36	30		66
Operating profit/(loss)	3 598	836	(258)	855	5 031	(392)		4 639
Share of results of associated companies	—	—	—	—	—	10		10

(1)	As from April 1, 2007, Nokia consolidated financial data includes that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, our consolidated financial data for the year ended at December 31, 2007 is not directly comparable to our consolidated financial data for the prior years. Our consolidated financial data for the years prior to the year ended at December 31, 2007 included our former Networks business group only.

(2)	Common Group Functions operating profit in 2007 includes a non-taxable gain of EUR 1 879 million related to the formation of Nokia Siemens Networks. Networks operating profit in 2006 includes a gain of EUR 276 million relating to a partial recovery of a previously impaired financing arrangement with Telsim.

(3)	Including goodwill and capitalized development costs, capital expenditures in 2007 amount to EUR 1 753 million (EUR 1 240 million in 2006). The goodwill and capitalized development costs consist of EUR 33 million in 2007 (EUR 60 million in 2006) for Mobile Phones, EUR 21 million in 2007 (EUR 171 million in 2006) for Multimedia, EUR 15 million in 2007 (EUR 271 million in 2006) for Enterprise Solutions, EUR 888 million in 2007 (EUR 88 million in 2006) for Nokia Siemens Networks and EUR 81 million in 2007 (EUR 0 million in 2006) for Common Group Functions.

(4)	Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes for Mobile Phones, Multimedia and Enterprise Solutions. In addition, Nokia Siemens Networks’ assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income. These are directly attributable to Nokia Siemens Networks as it is a separate legal entity.

(5)	Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income for Mobile Phones, Multimedia, Enterprise Solutions and Common Group Functions.

(6)	Comprises accounts payable, accrued expenses and provisions except those related to interest and taxes for Mobile Phones, Multimedia and Enterprise Solutions. In addition, Nokia Siemens Networks’ liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions. These are directly attributable to Nokia Siemens Networks as it is a separate legal entity.

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

(7)	Unallocated liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions related to Mobile Phones, Multimedia, Enterprise Solutions and Common Group Functions.

(8)	Tax related prepaid expenses and accrued income, and deferred tax assets amount to EUR 2 060 million in 2007 (EUR 1 240 million in 2006).

(9)	Tax related to accrued expenses and deferred tax liabilities amount to EUR 2 099 million in 2007 (EUR 497 million in 2006).

Net sales to external customers by geographic area by location of customer	2007	2006	2005
	EURm	EURm	EURm

Finland	322	387	331
China	5 898	4 913	3 403
India	3 684	2 713	2 022
Germany	2 641	2 060	1 982
Great Britain	2 574	2 425	2 405
USA	2 124	2 815	2 743
Other	33 815	25 808	21 305

Total	51 058	41 121	34 191

Segment assets by geographic area	2007	2006
	EURm	EURm

Finland	5 595	4 165
China	2 480	1 257
India	1 028	618
Germany	2 842	615
Great Britain	649	523
USA	1 279	1 270
Other	11 389	3 456

Total	25 262	11 904

Capital expenditures by market area	2007	2006	2005
	EURm	EURm	EURm

Finland	237	275	259
China	125	125	93
India	72	65	31
Germany	67	23	26
Great Britain	26	11	12
USA	21	63	74
Other	167	88	112

Total(1)	715	650	607

(1)	Including goodwill and capitalized development costs, capital expenditures amount to EUR 1 753 million in 2007 (EUR 1 240 million in 2006 and EUR 760 million in 2005). The goodwill and capitalized development costs in 2007 consist of EUR 78 million in USA (EUR 268 million in USA in 2006 and EUR 0 million in USA in 2005) and EUR 960 million in other areas (EUR 321 million in 2006 and EUR 153 million in 2005).

Notes to the Consolidated Financial Statements (Continued)

3.	Percentage of completion

Contract sales recognized under percentage of completion accounting were EUR 10 171 million in 2007 (EUR 6 308 million in 2006 and EUR 5 520 million in 2005).

Advances received related to construction contracts, included under accrued expenses, were EUR 303 million at December 31, 2007 (EUR 220 million in 2006). Contract revenues recorded prior to billings, included in accounts receivable, were EUR 1 587 million at December 31, 2007 (EUR 371 million in 2006). Billing in excess of costs incurred, included in contract revenues recorded prior to billings, were EUR 482 million at December 31, 2007.

The aggregate amount of costs incurred and recognized profits (net of recognized losses) under construction contracts in progress since inception (for contracts acquired inception refers to April 1, 2007) was EUR 10 173 million at December 31, 2007 (EUR 6 705 million at December 31, 2006).

Retentions related to construction contracts, included in accounts receivable, were EUR 166 million at December 31, 2007 (EUR 131 million at December 31, 2006).

4.	Personnel expenses

	2007	2006	2005
	EURm	EURm	EURm

Wages and salaries	4 664	3 457	3 127
Share-based compensation expense, total	236	192	104
Pension expenses, net	420	310	252
Other social expenses	618	439	394

Personnel expenses as per profit and loss account	5 938	4 398	3 877

Share-based compensation expense includes pension and other social costs of EUR 8 million (EUR -4 million in 2006 and EUR 9 million in 2005) based upon the related employee benefit charge recognized during the year. In 2006, a benefit was recognised due to a change in the treatment of pension and other social costs.

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 289 million in 2007 (EUR 198 million in 2006 and EUR 206 million in 2005).

	2007	2006	2005

Average personnel
Mobile Phones	3 475	3 639	2 647
Multimedia	3 708	3 058	2 750
Enterprise Solutions	2 095	2 264	2 185
Nokia Siemens Networks	50 336	20 277	17 676
Common Group Functions	40 920	36 086	31 638

Nokia Group	100 534	65 324	56 896

5.	Pensions

The Group’s most significant pension plans are in Finland and Germany. The Finnish plan is comprised of the Finnish state Employees’ Pension Act (“TyEL”) system with benefits directly linked to employee earnings. These benefits are financed in two distinct portions. Majority of the benefits are financed by contributions to a central pool with the majority of the contributions being used to pay current benefits. The rest is comprised of reserved benefits which are pre-funded through a trustee-administered Nokia Pension Foundation. The pooled portion of the TyEL system is accounted for as a defined contribution plan and the reserved portion as a defined benefit plan. Foreign plans include both defined contribution and defined benefit plans.

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

In connection with the formation of Nokia Siemens Networks, the Group assumed multiple pension plans reflected as acquisitions in the following tables. The majority of active employees in Germany participate in a pension scheme which is designed according to the Beitragsorientierte Siemens Altersversorgung (“BSAV”). The funding vehicle for the BSAV is the NSN Pension Trust. In Germany, individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service.

The pension acts applying to wage and salary earners in private sectors in Finland, including the former TEL Act, were combined on January 1, 2007 into one earnings-related pensions act, the Employee Pensions Act (TyEL). The change had no impact to the Group’s net pension asset in Finland.

Effective on January 1, 2005, the former Finnish Employees’ Pension Act (“TEL”) system was reformed. The most significant change that has an impact on the Group’s future financial statements is that pensions accumulated after 2005 are calculated on the earnings during the entire working career, not only based on the last few years of employment as provided by the old rules.

As a result of the 2005 changes in the TEL system, which increased the Group’s obligation in respect of ex-employees, and reduced the obligation in respect of recent recruits, a change in the liability has been recognised to cover future disability pensions. In 2005, to compensate the Group for the additional liability in respect of ex-employees, assets of EUR 24 million were transferred from the pooled part of the pension system to cover future disability pensions inside Nokia Pension Foundation. As this transfer of assets is effectively a reduction of the obligation to the pooled premium, it has been accounted for as a credit to the profit and loss account during 2005.

The following table sets forth the changes in the benefit obligation and fair value of plan assets

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

during the year and the funded status of the significant defined benefit pension plans showing the amounts that are recognized in the Group’s consolidated balance sheet at December 31:

	2007		2006
	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans
	EURm	EURm	EURm	EURm

Present value of defined benefit obligations at beginning of year	(1 031)	(546)	(890)	(495)
Foreign exchange	—	27	—	(3)
Current service cost	(59)	(66)	(63)	(38)
Interest cost	(50)	(54)	(40)	(26)
Plan participants’ contributions	—	(8)	—	(7)
Actuarial gain (loss)	115	126	(51)	14
Acquisitions	—	(780)	—	—
Curtailment	3	1	3	—
Settlements	—	15	—	—
Benefits paid	11	30	10	9

Present value of defined benefit obligations at end of year	(1 011)	(1 255)	(1 031)	(546)

Plan assets at fair value at beginning of year	985	424	904	372
Foreign exchange	—	(27)	—	3
Expected return on plan assets	49	46	41	21
Actuarial gain (loss) on plan assets	(33)	(2)	(8)	(3)
Employer contribution	73	90	59	32
Plan participants’ contributions	—	8	—	8
Benefits paid	(11)	(30)	(11)	(9)
Settlements	—	(3)	—	—
Acquisitions	—	605	—	—

Plan assets at fair value at end of year	1 063	1 111	985	424

Surplus/(Deficit)	52	(144)	(46)	(122)
Unrecognized net actuarial (gains)/losses	97	(41)	187	89

Prepaid/(Accrued) pension cost in balance sheet	149	(185)	141	(33)

Present value of obligations include EUR 1 799 million (EUR 300 million in 2006) of wholly funded obligations, EUR 333 million of partly funded obligations (EUR 1 244 million in 2006) and EUR 134 million (EUR 33 million in 2006) of unfunded obligations.

The amounts recognized in the profit and loss account are as follows:

	2007	2006	2005
	EURm	EURm	EURm

Current service cost	125	101	69
Interest cost	104	66	58
Expected return on plan assets	(95)	(62)	(64)
Net actuarial losses recognized in year	10	8	9
Past service cost gain (-) loss (+)	—	3	1
Transfer from central pool	—	—	(24)
Curtailment	(1)	(4)	(3)
Settlement	(12)	—	—

Total, included in personnel expenses	131	112	46

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

Movements in prepaid pension cost recognized in the balance sheet are as follows:

	2007	2006
	EURm	EURm

Prepaid pension cost at beginning of year	108	127
Net income (expense) recognized in the profit and loss account	(131)	(112)
Contributions paid	163	91
Acquisitions	(175)	—
Foreign currency exchange rate change	(1)	2

Prepaid (accrued) pension cost at end of year(1)	(36)	108

(1)	included within prepaid expenses and accrued income/accrued expenses.

The prepaid pension cost above is made up of a prepayment of EUR 218 million (EUR 206 million in 2006) and an accrual of EUR 254 million (EUR 98 million in 2006).

	2007	2006	2005	2004	2003
	EURm	EURm	EURm	EURm	EURm

Present value of defined benefit obligation	(2 266)	(1 577)	(1 385)	(1 125)	(1 009)
Plan assets at fair value	2 174	1 409	1 276	1 071	887

Deficit	(92)	(168)	(109)	(54)	(122)

Experience adjustments arising on plan obligations amount to a loss of EUR 31 million in 2007 (EUR 25 million in 2006). Experience adjustments arising on plan assets amount to a loss of EUR 3 million in 2007 (EUR 11 million in 2006).

The principal actuarial weighted average assumptions used were as follows:

	2007		2006
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%

Discount rate for determining present values	5.50	5.40	4.60	4.78
Expected long-term rate of return on plan assets	5.30	5.10	4.60	5.50
Annual rate of increase in future compensation levels	3.00	3.30	3.50	3.59
Pension increases	2.70	2.30	2.00	2.69

The expected long-term rate of return on plan assets is based on the expected return multiplied with the respective percentage weight of the market-related value of plan assets. The expected return is defined on a uniform basis, reflecting long-term historical returns, current market conditions and strategic asset allocation.

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The Group’s weighted average pension plan asset allocation as a percentage of plan assets at December 31, 2007, and 2006, by asset category is as follows:

	2007		2006
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%

Asset category:
Equity securities	12	11	11	27
Debt securities	78	85	75	61
Insurance contracts	0	3	—	11
Real estate	1	1	1	—
Short-term investments	9	—	13	1

Total	100	100	100	100

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

The domestic pension plans’ assets did not include Nokia securities in 2007 or in 2006.

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group’s German pension fund of EUR 69 million (EUR 69 million in 2006). See Note 31.

The actual return on plan assets was EUR 61 million in 2007 (EUR 51 million in 2006).

In 2008, the Group expects to make contributions of EUR 70 million and EUR 70 million to its domestic and foreign defined benefit pension plans, respectively.

6.	Other operating income and expenses

Other operating income for 2007 includes a non-taxable gain of EUR 1 879 million relating to the formation of Nokia Siemens Networks. Other operating income also includes gain on sale of real estate in Finland of EUR 128 million, of which EUR 75 million is included in Common functions’ operating profit and EUR 53 million in Nokia Siemens Networks’ operating profit. In addition, other operating income includes a gain on business transfer of EUR 53 million impacting Common functions’ operating profit. In 2007, other operating expenses includes EUR 58 million in charges related to restructuring costs in Nokia Siemens Networks. Enterprise Solutions recorded a charge of EUR 17 million for personnel expenses and other costs as a result of more focused R&D. Mobile Phones recorded restructuring costs of EUR 35 million primarily related to restructuring of a subsidiary company.

Other operating income for 2006 includes a gain of EUR 276 million representing Nokia’s share of the proceeds relating to a partial recovery of a previously impaired financing arrangement with Telsim. Other operating expenses for 2006 includes EUR 142 million charges primarily related to the restructuring for the CDMA business and associated asset write-downs. Working together with co-development partners, Nokia intends to selectively participate in key CDMA markets, with special focus on North America, China and India. Accordingly, Nokia is ramping down its CDMA research, development and production which ceased by April 2007. In 2006, Enterprise Solutions recorded a charge of EUR 8 million for personnel expenses and other costs as a result of more focused R&D.

Other operating income for 2005 includes a gain of EUR 61 million relating to the divestiture of the

Notes to the Consolidated Financial Statements (Continued)

6.	Other operating income and expenses (Continued)

Group’s Tetra business, a EUR 18 million gain related to the partial sale of a minority investment (see note 15) and a EUR 45 million gain related to qualifying sale and leaseback transactions for real estate. In 2005, Enterprise Solutions recorded a charge of EUR 29 million for personnel expenses and other costs in connection with a restructuring taken in light of general downturn in market conditions, which were fully paid during 2005.

In all three years presented “Other operating income and expenses” include the costs of hedging forecasted sales and purchases (forward points of cash flow hedges).

7.	Impairment

	2007	2006	2005
	EURm	EURm	EURm

Available-for-sale investments	29	18	30
Investments in associated companies	7	—	—
Capitalized development costs	27	—	—
Other intangible assets	—	33	—

Total, net	63	51	30

Available-for-sale investments

During 2007, the Group’s investment in certain equity securities held as non-current available-for-sale suffered a permanent decline in fair value resulting in an impairment charge of EUR 29 million (EUR 18 million in 2006, EUR 30 million in 2005) relating to non-current available-for-sale investments.

Investments in associated companies

After application of the equity method, including recognition of the associate’s losses, the Group determined that recognition of an impairment loss of EUR 7 million in 2007 was necessary to adjust the Group’s net investment in the associate to its recoverable amount.

Capitalized development costs

During 2007, Nokia Siemens Networks recorded an impairment charge on capitalized development costs of EUR 27 million. The impairment loss was determined as the full carrying amount of the capitalized development programs costs related to products that will not be included in future product portfolios. This impairment amount is included within research and development expenses in the consolidated profit and loss statement.

Other intangible assets

In connection with the restructuring of its CDMA business, the Group recorded an impairment charge of EUR 33 million during 2006 related to an acquired CDMA license. The impaired CDMA license was included in Mobile Phones business group.

Goodwill

The recoverable amount of each CGU is determined based on a value-in-use calculation. The pre-tax cash flow projections employed in the value-in-use calculation are based on financial budgets approved by management. These projections are consistent with external source of information. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate

Notes to the Consolidated Financial Statements (Continued)

7.	Impairment (Continued)

that does not exceed the long-term average growth rates for the industry and economies in which the CGU operates.

The goodwill of EUR 803 million arising from the formation of Nokia Siemens Networks was allocated to that CGU for the purpose of impairment testing. Management expects moderate market share growth in this industry segment will drive moderate revenue growth. Increased volumes and cost savings derived from the business combination are expected to drive operating profit margins to improve to prevailing levels in this industry. Cash flows beyond the explicit forecast period are extrapolated using an estimated residual growth rate of 2.5%. The pre-tax cash flow projections are discounted using a pre-tax discount rate of 16%.

Goodwill amounting to EUR 240 million was allocated to the Intellisync CGU, which is included in the Enterprise Solutions segment. Management expects that moderate market share growth in a high-growth industry segment will drive strong revenue growth. Increased volume is expected to cause operating profit margins to improve to prevailing levels in the industry. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate of 5%. The pre-tax cash flow projections are discounted using a pre-tax discount rate of 20%.

The aggregate carrying amount of goodwill allocated across multiple CGUs amounts to EUR 341 million and the amount allocated to each individual CGU is not individually significant.

8.	Acquisitions

Acquisitions completed in 2007

The Group and Siemens AG (“Siemens”) completed a transaction to form Nokia Siemens Networks on April 1, 2007. Nokia and Siemens contributed to Nokia Siemens Networks certain tangible and intangible assets and certain business interests that comprised Nokia’s networks business and Siemens’ carrier-related operations. This transaction combined the worldwide mobile and fixed-line telecommunications network equipment businesses of Nokia and Siemens. Nokia and Siemens each own approximately 50% of Nokia Siemens Networks. Nokia has the ability to appoint key officers and the majority of the members of the Board of Directors. Accordingly, for accounting purposes, Nokia is deemed to have control and thus consolidates the results of Nokia Siemens Networks in its financial statements.

The transfer of Nokia’s networks business to Nokia Siemens Networks was treated as a partial sale to the minority shareholders of Nokia Siemens Networks. Accordingly, the Group recognized a non-taxable gain on the partial sale amounting to EUR 1 879 million. The gain was determined as the Group’s ownership interest relinquished for the difference between the fair value and book value of the net assets contributed by the Group to Nokia Siemens Networks. Upon closing of the transaction, Nokia and Siemens contributed net assets with book values amounting to EUR 1 742 million and EUR 2 385 million respectively. The Group’s contributed networks business was valued at EUR 5 500 million. In addition, the Group incurred costs directly attributable to the acquisition of EUR 51 million.

The table below presents the reported results of Nokia Networks prior to the formation of Nokia Siemens Networks and the reported results of Nokia Siemens Networks since inception.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

	2007			2006
	January -	April -		January -	April -
Net sales, EUR million	March	December	Total	March	December	Total

Nokia Networks	1 697	*	1 697	1 699	5 754	7 453
Nokia Siemens Networks	*	11 696	11 696	N/A	N/A	N/A

Total	1 697	11 696	13 393	1 699	5 754	7 453

	2007			2006
	January -	April -		January -	April -
Operating profit, EUR million	March	December	Total	March	December	Total

Nokia Networks	78	*	78	149	659	808
Nokia Siemens Networks	*	(1 386)	(1 386)	N/A	N/A	N/A

Total	78	(1 386)	(1 308)	149	659	808

*	No results presented as Nokia Siemens Networks began operations on April 1, 2007

It is not practicable to determine the results of the Siemens’ carrier-related operations for three month period of January 1, 2007 through March 31, 2007 as Siemens did not report those operations separately. As a result pro forma revenues and operating profit as if the acquisition had occurred as of January 1, 2007 have not been presented.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Carrying Amount	Fair Value	Useful lives
	EURm	EURm

Intangible assets subject to amortization:
Customer relationships	—	1 290	6 years
Developed technology	—	710	4 years
License to use trade name and trademark	—	350	5 years
Capitalized development costs	143	154	3 years
Other intangible assets	47	47	3-5 years

	190	2 551
Property, plant & equipment	371	344
Deferred tax assets	111	181
Other non-current assets	153	153

Non-current assets	825	3 229
Inventories	1 010	1 138
Accounts receivable	3 135	3 087
Prepaid expenses and accrued income	870	846
Other financial assets	55	55
Bank and cash	382	382

Current Assets	5 452	5 508
Total assets acquired	6 277	8 737

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

	Carrying Amount	Fair Value	Useful lives
	EURm	EURm

Deferred tax liabilities	171	997
Long-term interest-bearing liabilities	34	34

Non-current liabilities	205	1 031
Short-term borrowings	231	213
Accounts payable	1 539	1 491
Accrued expenses	1 344	1 502
Provisions	463	397

Current liabilities	3 577	3 603
Total liabilities assumed	3 782	4 634
Minority interest	110	108

Net assets acquired	2 385	3 995

Cost of Acquisition		5 500

Goodwill		1 505
Less non-controlling interest in goodwill		753
Plus costs directly attributable to the acquisition		51

Goodwill arising on formation of Nokia Siemens Networks		803

The goodwill of EUR 803 million has been allocated to the Nokia Siemens Networks segment. The goodwill is attributable to assembled workforce and the synergies expected to arise subsequent to the acquisition. None of the goodwill acquired is expected to be deductible for income tax purposes.

The amount of the loss specifically attributable to the business acquired from Siemens since the acquisition date included in the Group’s profit for the period has not been disclosed as it is not practicable to do so. This is due to the ongoing integration of the acquired Siemens’ carrier-related operations and Nokia’s networks business, and management’s focus on the operations and results of the combined entity, Nokia Siemens Networks.

During 2007, the Group completed the acquisition of the following three companies. The purchase consideration paid and goodwill arising from these acquisitions was not material to the Group.

•	Enpocket Inc., based in Boston, USA, a global leader in mobile advertising providing technology and services that allow brands to plan, create, execute, measure and optimise mobile advertising campaigns around the world. The Group acquired 100% ownership interest in Enpocket Inc. on October 5, 2007.

•	Avvenu Inc., based in Palo Alto, USA, provides internet services that allow anyone to use their mobile devices to securely access, use and share personal computer files. The Group acquired 100% ownership interest in Avvenu Inc. on December 5, 2007.

•	Twango, provides a comprehensive media sharing solution for organising and sharing photos, videos and other personal media. The Group acquired substantially all assets of Twango on July 25, 2007.

Goodwill and aggregate net assets acquired in these transactions has been allocated to Common Group Functions, Enterprise Solutions segment and Multimedia segment.

Acquisitions completed in 2006

On February 10, 2006, the Group completed its acquisition of all of the outstanding common stock of

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

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

February 10, 2006
EURm

Intangible assets subject to amortization:
Technology related intangible assets	38
Other intangible assets	22

60
Deferred tax assets	45
Other non-current assets	16

Non-current assets	121
Goodwill	290

Current assets	42
Total assets acquired	453

Deferred tax liabilities	23
Other non-current liabilties	1

Non-current liabilities	24
Current liabilities	104

Total liabilities assumed	128

Net assets acquired	325

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

In 2006, the Group acquired ownership interests or increased its existing ownership interests in the following three entities for total consideration of EUR 366 million, of which EUR 347 million was in cash, EUR 5 million in directly attributable costs and EUR 14 million in deferred cash consideration:

•	Nokia Telecommunications Ltd, based in BDA, Beijing, a leading mobile communications manufacturer in China. The Group acquired an additional 22% ownership interest in Nokia Telecommunications Ltd. on June 30, 2006.

•	Loudeye Corporation, based in Bristol, England a global leader of digital music platforms and digital media distribution services. The Group acquired a 100% ownership interest in Loudeye Corporation on October 16, 2006.

•	gate5 AG, based in Berlin, Germany, a leading supplier of mapping, routing and navigation software and services. The Group acquired a 100% ownership interest in gate5 AG on October 15, 2006.

Goodwill and aggregate net assets acquired in these three transactions amounted to EUR 198 million

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

and EUR 168 million, respectively. Goodwill has been allocated to the Multimedia segment and to the Mobile Phone segment. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies. None of the goodwill recognized in these transactions is expected to be tax deductible.

9.	Depreciation and amortization

	2007	2006	2005
	EURm	EURm	EURm

Depreciation and amortization by function
Cost of sales	303	279	242
Research and development(1)	523	312	349
Selling and marketing(1)	232	9	9
Administrative and general	148	111	99
Other operating expenses	—	1	13

Total	1 206	712	712

(1)	In 2007, depreciation and amortization allocated to research and development and selling and marketing included amortization of acquired intangible assets of EUR 136 million and EUR 214 million, respectively.

10.	Financial income and expenses

	2007	2006	2005
	EURm	EURm	EURm

Dividend income on available-for-sale financial investments	—	—	1
Interest income on available-for-sale financial investments	338	225	296
Interest income on loans receivable carried at amortised cost	1	—	—
Interest expense on financial liabilities carried at amortised cost	(43)	(22)	(18)
Other financial income	43	55	77
Other financial expenses	(24)	(18)	(22)
Net foreign exchange gains (or net foreign exchange losses)
From foreign exchange derivatives designated at fair value through profit and loss accounts	37	75	(167)
From balance sheet items revaluation	(118)	(106)	156
Net gains (net losses) on other derivatives designated at fair value through profit and loss accounts	5	(2)	(1)

Total	239	207	322

During 2005, Nokia sold the remaining holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, the Group booked a total net gain of EUR 57 million in other financial income, of which EUR 53 million was recycled from fair value and other reserves in shareholders’ equity.

Notes to the Consolidated Financial Statements (Continued)

11.	Income taxes

	2007	2006	2005
	EURm	EURm	EURm

Income tax expense
Current tax	(2 209)	(1 303)	(1 262)
Deferred tax	687	(54)	(19)

Total	(1 522)	(1 357)	(1 281)

Finland	(1 323)	(941)	(759)
Other countries	(199)	(416)	(522)

Total	(1 522)	(1 357)	(1 281)

The differences between income tax expense computed at the statutory rate in Finland of 26% and income taxes recognized in the consolidated income statement is reconciled as follows at December 31, 2007:

	2007	2006	2005
	EURm	EURm	EURm

Income tax expense at statutory rate	2 150	1 488	1 295
Provisions without tax benefit/expense	61	12	11
Non-taxable gain on formation of Nokia Siemens Networks(1)	(489)	—	—
Taxes for prior years	20	(24)	1
Taxes on foreign subsidiaries’ profits in excess of (lower than) income taxes at statutory rates	(138)	(73)	(30)
Operating losses with no current tax benefit	15	—	—
Net increase in tax provisions	50	(12)	22
Change in income tax rate(2)	(114)	—	—
Deferred tax liability on undistributed earnings(3)	(37)	(3)	8
Other	4	(31)	(26)

Income tax expense	1 522	1 357	1 281

(1)	See Note 8.

(2)	The change in income tax rate decreased Group tax expense primarily due to the impact of a decrease in the German statutory tax rate on deferred tax asset balances.
(3)	The change in deferred tax liability on undistributed earnings mainly related to amendment of the FIN-US tax treaty, which abolished the withholding tax under certain conditions.

Income taxes include a tax benefit from received and accrued tax refunds from previous years of EUR 84 million in 2006 and EUR 48 million in 2005.

Certain of the Group companies’ income tax returns for periods ranging from 2001 through 2007 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

Notes to the Consolidated Financial Statements (Continued)

12. Intangible assets

	2007	2006
	EURm	EURm

Capitalized development costs
Acquisition cost January 1	1 533	1 445
Additions during the period	157	127
Acquisitions	154	—
Impairment losses	(27)	—
Disposals during the period	—	(39)

Accumulated acquisition cost December 31	1 817	1 533

Accumulated amortization January 1	(1 282)	(1 185)
Disposals during the period	—	39
Amortization for the period	(157)	(136)

Accumulated amortization December 31	(1 439)	(1 282)

Net book value January 1	251	260
Net book value December 31	378	251

Notes to the Consolidated Financial Statements (Continued)

12.	Intangible assets (Continued)

	2007	2006
	EURm	EURm

Goodwill
Acquisition cost January 1	532	90
Translation differences	(30)	(26)
Acquisitions	882	488
Other changes	—	(20)

Accumulated acquisition cost December 31	1 384	532

Net book value January 1	532	90
Net book value December 31	1 384	532

Other intangible assets
Acquisition cost January 1	772	676
Translation differences	(20)	(21)
Additions during the period	102	99
Acquisitions	2 437	122
Impairment losses	—	(33)
Disposals during the period	(73)	(71)

Accumulated acquisition cost December 31	3 218	772

Accumulated amortization January 1	(474)	(465)
Translation differences	11	10
Disposals during the period	73	66
Amortization for the period	(470)	(85)

Accumulated amortization December 31	(860)	(474)

Net book value January 1	298	211
Net book value December 31	2 358	298

13.	Property, plant and equipment

	2007	2006
	EURm	EURm

Land and water areas
Acquisition cost January 1	78	82
Translation differences	(2)	(1)
Additions during the period	4	—
Acquisitions	5	—
Disposals during the period	(12)	(3)

Accumulated acquisition cost December 31	73	78

Net book value January 1	78	82
Net book value December 31	73	78

Notes to the Consolidated Financial Statements (Continued)

13.	Property, plant and equipment (Continued)

	2007	2006
	EURm	EURm

Buildings and constructions
Acquisition cost January 1	925	865
Translation differences	(15)	(11)
Additions during the period	97	123
Acquisitions	58	—
Disposals during the period	(57)	(52)

Accumulated acquisition cost December 31	1 008	925

Accumulated depreciation January 1	(230)	(244)
Translation differences	3	4
Disposals during the period	25	40
Depreciation for the period	(37)	(30)

Accumulated depreciation December 31	(239)	(230)

Net book value January 1	695	621
Net book value December 31	769	695

Machinery and equipment
Acquisition cost January 1	3 707	3 735
Translation differences	(42)	(62)
Additions during the period	448	466
Acquisitions	264	—
Disposals during the period	(365)	(432)

Accumulated acquisition cost December 31	4 012	3 707

Accumulated depreciation January 1	(2 966)	(2 984)
Translation differences	34	48
Disposals during the period	364	429
Depreciation for the period	(539)	(459)

Accumulated depreciation December 31	(3 107)	(2 966)

Net book value January 1	741	751
Net book value December 31	905	741

Notes to the Consolidated Financial Statements (Continued)

13.	Property, plant and equipment (Continued)

	2007	2006
	EURm	EURm

Other tangible assets
Acquisition cost January 1	22	17
Translation differences	(1)	(1)
Additions during the period	2	6
Disposals during the period	(3)	—

Accumulated acquisition cost December 31	20	22

Accumulated depreciation January 1	(7)	(6)
Translation differences	—	—
Disposals during the period	1	—
Depreciation for the period	(3)	(1)

Accumulated depreciation December 31	(9)	(7)

Net book value January 1	15	11
Net book value December 31	11	15

	2007	2006
	EURm	EURm

Advance payments and fixed assets under construction
Net carrying amount January 1	73	120
Translation differences	—	(2)
Additions	123	213
Acquisitions	17	—
Disposals	(2)	(1)
Transfers to:
Other intangible assets	(7)	(37)
Buildings and constructions	(29)	(89)
Machinery and equipment	(21)	(131)

Net carrying amount December 31	154	73

Total property, plant and equipment	1 912	1 602

Notes to the Consolidated Financial Statements (Continued)

14.	Investments in associated companies

	2007	2006
	EURm	EURm

Net carrying amount January 1	224	193
Translation differences	—	(2)
Additions	19	19
Acquisitions	67	—
Deductions	(6)	(1)
Impairments	(7)	—
Share of results	44	28
Dividends	(12)	—
Other movements	(4)	(13)

Net carrying amount December 31	325	224

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

15.	Available-for-sale investments

Available-for-sale investments included the following:

	2007		2006
	Current	Non-current	Current	Non-current
	EURm	EURm	EURm	EURm

Fixed income and money-market investments carried at fair value	9 628	—	7 058	—
Available for sale investments in publicly quoted equity shares	—	10	—	8
Other available for sale investments carried at fair value	—	184	—	177
Other available for sale investments carried at cost less impairment	—	147	—	103

	9 628	341	7 058	288

The current fixed income and money market investments, carried at fair value, included available for sale liquid assets of EUR 4 903 million (EUR 5 012 million in 2006) and cash equivalents of EUR 4 725 million (EUR 2 046 million in 2006). See Note 35 for details of fixed income and money market investments.

16.	Long-term loans receivable

	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
	EURm	EURm	EURm	EURm

Long-term loans receivable carried at amortised cost	10	10	19	19

The long-term loans receivable mainly consist of loans made to suppliers and to customers principally to support their financing of network infrastructure and services or working capital. Their fair value

Notes to the Consolidated Financial Statements (Continued)

16.	Long-term loans receivable (Continued)

approximates the carrying value. See Note 35 for long-term and short-term portion and related maturities.

17.	Inventories

	2007	2006
	EURm	EURm

Raw materials, supplies and other	591	360
Work in progress	1 060	600
Finished goods	1 225	594

Total	2 876	1 554

18.	Prepaid expenses and accrued income

Prepaid expenses and accrued income primarily consists of VAT and other tax receivables. Prepaid expenses and accrued income also include prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.

19.	Valuation and qualifying accounts

	Balance at	Charged to			Balance
	beginning	cost and			at end
Allowances on assets to which they apply:	of year	expenses	Deductions(1)	Acquisitions	of year
	EURm	EURm	EURm	EURm	EURm

2007
Allowance for doubtful accounts	212	38	(72)	154	332
Excess and obsolete inventory	218	145	(202)	256	417

2006
Allowance for doubtful accounts	281	70	(139)		212
Excess and obsolete inventory	176	353	(311)		218

2005
Allowance for doubtful accounts	361	80	(160)		281
Excess and obsolete inventory	172	376	(372)		176

(1)	Deductions include utilization and releases of the allowances.

Notes to the Consolidated Financial Statements (Continued)

20.	Fair value and other reserves

	Hedging reserve, EURm			Available-for-sale investments, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Balance at December 31, 2004	14	(3)	11	7	(5)	2	21	(8)	13

Cash flow hedges:
Net fair value gains/(losses)	(327)	84	(243)	—	—	—	(327)	84	(243)
Transfer to profit and loss account as adjustment to Net Sales	568	(147)	421	—	—	—	568	(147)	421
Transfer to profit and loss account as adjustment to Cost of Sales	(418)	108	(310)	—	—	—	(418)	108	(310)

Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	(69)	6	(63)	(69)	6	(63)
Transfer to profit and loss account on impairment	—	—	—	9	—	9	9	—	9
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	(3)	—	(3)	(3)	—	(3)

Balance at December 31, 2005	(163)	42	(121)	(56)	1	(55)	(219)	43	(176)

Cash flow hedges:
Net fair value gains/(losses)	61	(16)	45	—	—	—	61	(16)	45
Transfer to profit and loss account as adjustment to Net Sales	(243)	68	(175)	—	—	—	(243)	68	(175)
Transfer to profit and loss account as adjustment to Cost of Sales	414	(113)	301	—	—	—	414	(113)	301

Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	(42)	1	(41)	(42)	1	(41)
Transfer to profit and loss account on impairment	—	—	—	18	—	18	18	—	18
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	14	—	14	14	—	14

Balance at December 31, 2006	69	(19)	50	(66)	2	(64)	3	(17)	(14)

Notes to the Consolidated Financial Statements (Continued)

20.	Fair value and other reserves (Continued)

	Hedging reserve, EURm			Available-for-sale investments, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Cash flow hedges:
Net fair value gains/(losses)	29	(7)	22	—	—	—	29	(7)	22
Transfer to profit and loss account as adjustment to Net Sales	(687)	186	(501)	—	—	—	(687)	186	(501)
Transfer to profit and loss account as adjustment to Cost of Sales	643	(175)	468	—	—	—	643	(175)	468

Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	32	(1)	31	32	(1)	31
Transfer to profit and loss account on impairment	—	—	—	29	—	29	29	—	29
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	(12)	—	(12)	(12)	—	(12)

Balance at December 31, 2007	54	(15)	39	(17)	1	(16)	37	(14)	23

In order to ensure that amounts deferred in the cash flow hedging reserve represent only the effective portion of gains and losses on properly designated hedges of future transactions that remain highly probable at the balance sheet date, Nokia has adopted a process under which all derivative gains and losses are initially recognized in the profit and loss account. The appropriate reserve balance is calculated at the end of each period and posted to the fair value and other reserves.

The Group continuously reviews the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the fair value reserves during the year ended December 31, 2007 and 2006 do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur.

All of the net fair value gains or losses recorded in the fair value and other reserve at December 31, 2007 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to approximately 1 year from the balance sheet date.

21.	The shares of the Parent Company

Nokia shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at General Meetings of Nokia.

On December 31, 2007, the share capital of Nokia Corporation was EUR 245 896 461.96 and the total number of shares issued was 3 982 811 957.

On December 31, 2007, the total number of shares included 136 862 005 shares owned by Group companies representing approximately 3.4% of the share capital and the total voting rights.

Notes to the Consolidated Financial Statements (Continued)

21.	The shares of the Parent Company (Continued)

To align the Articles of Association of Nokia with the new Finnish Companies Act, effective as from September 1, 2006, the Annual General Meeting held on May 3, 2007 amended the Articles of Association of Nokia to the effect that the provisions on minimum and maximum share capital as well as on the par value of a share were removed.

Authorizations

Authorization to increase the share capital

The Board of Directors had been authorized by Nokia shareholders at the Annual General Meeting held on March 30, 2006 to decide on an increase of the share capital by a maximum of EUR 48 540 000 offering a maximum of 809 000 000 new shares. In 2007, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization expired on March 30, 2007.

At the Annual General Meeting held on May 3, 2007, Nokia shareholders authorized the Board of Directors to issue a maximum of 800 000 000 new shares through one or more issues of shares or special rights entitling to shares, including stock options. The Board of Directors may issue either new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights, including to whom the shares and the special rights may be issued. In 2007, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization is effective until June 30, 2010.

At the end of 2007, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on March 30, 2006, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 405 million Nokia shares. In 2007, Nokia repurchased 45 220 000 Nokia shares on the basis of this authorization. The authorization expired on March 30, 2007.

At the Annual General Meeting held on May 3, 2007, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 380 million Nokia shares by using funds in the unrestricted shareholders’ equity. The amount of shares corresponds to less than 10% of all shares of the company. In 2007, Nokia repurchased a total of 135 370 000 shares under this buy-back authorization, as a result of which the unused authorization amounted to 244 630 000 shares on December 31, 2007. The shares may be repurchased under the buy-back authorization in order to carry out the company’s stock repurchase plan. In addition, shares may be repurchased in order to develop the capital structure of the company, to finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. This authorization is effective until June 30, 2008.

Authorizations proposed to the Annual General Meeting 2008

The Board of Directors will propose to the Annual General Meeting that the Annual General Meeting authorize the Board of Directors to repurchase a maximum of 370 000 000 Nokia shares by using funds in the unrestricted shareholders’ equity. The proposed amount of shares corresponds to less than 10% of all shares of the company. It is proposed that the authorization be effective until June 30, 2009.

22.	Share-based payment

The Group has several equity-based incentive programs for employees. The programs include

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

performance share plans, stock option plans and restricted share plans. Both executives and employees participate in these programs.

The equity-based incentive grants are generally forfeited, if the employment relationship with the Group terminates, and they are conditioned upon the fulfillment of such performance, service and other conditions, as determined in the relevant plan rules.

Share-based compensation expense for all equity-based incentive awards amounted to EUR 228 million in 2007 (EUR 196 million in 2006 and EUR 95 million in 2005).

Stock options

Nokia’s global stock option plans in effect for 2007, including their terms and conditions, were approved by the Annual General Meeting in the year when each plan was launched, i.e. in 2001, 2003, 2005 and 2007.

Each stock option entitles the holder to subscribe for one new Nokia share. Under the 2001 stock option plan, the stock options were transferable by the participants. Under the 2003, 2005 and 2007 plans, the stock options are non-transferable. All of the stock options have a vesting schedule with a 25% vesting one year after grant and quarterly vesting thereafter. The stock options granted under the plans generally have a term of five years.

The exercise price of the stock options is determined at the time of grant on a quarterly basis. The exercise prices are determined in accordance with a pre-agreed schedule quarterly after the release of Nokia’s periodic financial results and are based on the trade volume weighted average price of a Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any short term fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have right to amend the above-described determination of the exercise price.

The stock option exercises are settled with newly issued Nokia shares which entitle the holder to a dividend for the financial year in which the subscription occurs. Other shareholder rights commence on the date on which the shares subscribed for are registered with the Finnish Trade Register.

Pursuant to the stock options issued, an aggregate maximum number of 34 673 312 new Nokia shares may be subscribed for, representing 0.9% of the total number of votes at December 31, 2007. During 2007 the exercise of 57 269 338 options resulted in the issuance of 57 269 338 new shares. The exercises during 2007 resulted in an increase of the share capital of the parent company of EUR 193 905 by the Annual General Meeting on May 3, 2007. After that date, the exercises of stock options have no longer resulted in an increase of the share capital as thereafter all share subscription prices are recorded in the fund for invested non-restricted equity as resolved by the Annual General Meeting.

There were no stock options or convertible bonds outstanding as of December 31, 2007, which upon exercise would result in an increase of the share capital of the parent company.

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

The table below sets forth certain information relating to the stock options outstanding at December 31, 2007.

				Vesting status
		Number		(as percentage				Exercise
Plan	Stock	of partici-		of total number	Exercise period			price/
(year of	options	pants	Option	of stock options	First vest	Last vest	Expiry	share
launch)	outstanding	(approx.)	(sub)category	outstanding)	date	date	date	EUR

2001(1),(2)	—	—	2001C1Q/02	Expired	April 1, 2003	April 3, 2006	December 31, 2007	26.06
			2001C3Q/02	Expired	October 1, 2003	October 2, 2006	December 31, 2007	12.99
			2001C4Q/02	Expired	January 2, 2004	January 2, 2007	December 31, 2007	16.86
			2002A+B	Expired	July 1, 2003	July 3, 2006	December 31, 2007	17.89
2003(2)	17 113 788	14 000	2003 2Q	100.00	July 1, 2004	July 2, 2007	December 31, 2008	14.95
			2003 3Q	100.00	October 1, 2004	October 1, 2007	December 31, 2008	12.71
			2003 4Q	93.75	January 3, 2005	January 2, 2008	December 31, 2008	15.05
			2004 2Q	81.25	July 1, 2005	July 1, 2008	December 31, 2009	11.79
			2004 3Q	75.00	October 3, 2005	October 1, 2008	December 31, 2009	9.44
			2004 4Q	68.75	January 2, 2006	January 2, 2009	December 31, 2009	12.35
2005(2)	14 498 513	5 000	2005 2Q	56.25	July 1, 2006	July 1, 2009	December 31, 2010	12.79
			2005 3Q	50.00	October 1, 2006	October 1, 2009	December 31, 2010	13.09
			2005 4Q	43.75	January 1, 2007	January 1, 2010	December 31, 2010	14.48
			2006 1Q	37.50	April 1, 2007	April 1, 2010	December 31, 2011	14.99
			2006 2Q	31.25	July 1, 2007	July 1, 2010	December 31, 2011	18.02
			2006 3Q	25.00	October 1, 2007	October 1, 2010	December 31, 2011	15.37
			2006 4Q	—	January 1, 2008	January 1, 2011	December 31, 2011	15.38
2007(2)	3 061 011	3 000	2007 1Q	—	April 1, 2008	April 1, 2011	December 31, 2011	17.00
			2007 2Q	—	July 1, 2008	July 1, 2011	December 31, 2012	18.39
			2007 3Q	—	October 1, 2008	October 1, 2011	December 31, 2012	21.86
			2007 4Q	—	January 1, 2009	January 1, 2012	December 31, 2012	27.53

(1)	The stock options under the 2001 plan were listed on the Helsinki Stock Exchange.

(2)	The Group’s current global stock option plans have a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years.

Total stock options outstanding as at December 31, 2007(1)

	Number of	Weighted average	Weighted average
	shares	exercise price	share price(2)
		EUR	EUR

Shares under option at January 1, 2005	142 957 316	23.29
Granted	8 552 160	12.82
Exercised	724 796	10.94	13.42
Forfeited	5 052 794	17.86
Shares under option at December 31, 2005	145 731 886	22.97
Granted	11 421 939	16.79
Exercised	3 302 437	13.71	16.70
Forfeited	2 888 474	15.11
Expired	57 677 685	33.44

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

	Number of	Weighted average	Weighted average
	shares	exercise price(2)	share price(2)
		EUR	EUR

Shares under option at December 31, 2006	93 285 229	16.28
Granted	3 211 965	18.48
Exercised	57 776 205	16.99	21.75
Forfeited	1 992 666	15.13
Expired	1 161 096	17.83
Shares under option at December 31, 2007	35 567 227	15.28
Options exercisable at December 31, 2004 (shares)	83 667 122	26.18
Options exercisable at December 31, 2005 (shares)	112 095 407	25.33
Options exercisable at December 31, 2006 (shares)	69 721 916	16.65
Options exercisable at December 31, 2007 (shares)	21 535 000	14.66

(1)	Includes also a minor number of stock options granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The weighted average exercise price and the weighted average share price do not incorporate the effect of transferable stock option exercises by option holders not employed by the Group.

The weighted average grant date fair value of stock options granted was EUR 3.32 in 2007, EUR 3.65 in 2006 and EUR 2.45 in 2005.

The options outstanding by range of exercise price at December 31, 2007 are as follows:

Options outstanding
		Weighted average
		remaining
Exercise prices	Number of	contractual life	Weighted average
EUR	shares	in years	exercise price EUR

0.75 - 11.96	4 140 394	2.60	11.10
12.06 - 14.48	5 939 886	2.99	12.84
14.95 - 17.61	13 805 227	1.10	14.97
18.02 - 38.34	11 681 720	4.21	18.36

	35 567 227

Nokia calculates the fair value of stock options using the Black Scholes model. The fair value of the stock options is estimated at the grant date using the following assumptions:

	2007	2006	2005

Weighted average expected dividend yield	2.30%	2.08%	2.50%
Weighted average expected volatility	25.24%	24.09%	25.92%
Risk-free interest rate	3.79% - 4.19%	2.86% - 3.75%	2.16% - 3.09%
Weighted average risk-free interest rate	4.09%	3.62%	2.60%
Expected life (years)	3.59	3.60	3.59
Weighted average share price, EUR	18.49	17.84	13.20

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

Expected term of stock options is estimated by observing general option holder behaviour and actual historical terms of Nokia stock option plans.

Expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility.

Performance shares

The Group has granted performance shares under the Global Plans 2004, 2005, 2006 and 2007, each of which, including its terms and conditions, has been approved by the Board of Directors. A valid authorisation from the Annual General Meeting is required, when the plans are settled by using the Nokia newly issued shares or existing treasury shares. The Group may also settle the plans by using Nokia shares purchased on the open market or by using cash instead of shares.

The performance shares represent a commitment by Nokia to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: Nokia’s average annual net sales growth for the performance period of the plan and earnings per share (“EPS”) at the end of the performance period.

The 2004 and 2005 plans have a four-year performance period with a two-year interim measurement period, and the 2006 and 2007 plans have a three-year performance period without an interim payout. The shares vest after the respective interim measurement period and/or the performance period. Once the shares vest, they will be delivered to the participants. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with the performance shares.

The following table summarizes our global performance share plans.

	Performance
	shares	Number of	Interim
	outstanding	participants	measurement	Performance	1st (interim)	2nd (final)
Plan	at threshold	(approx.)	period	period	settlement	settlement

2004	3 195 197	10 000	2004-2005	2004-2007	2006	2008
2005	3 819 347	11 000	2005-2006	2005-2008	2007	2009
2006	4 432 655	12 000	N/A	2006-2008	N/A	2009
2007	2 107 359	5 000	N/A	2007-2009	N/A	2010

The following table sets forth the performance criteria of each global performance share plan.

		Threshold Performance		Maximum Performance
			Average Annual		Average Annual
Plan		EPS(1)	Net Sales Growth(1)	EPS(1)	Net Sales Growth(1)

		EUR		EUR
2004	Interim measurement	0.80	4%	0.94	16%
	Performance period	0.84	8%	1.18	20%
2005	Interim measurement	0.75	3%	0.96	12%
	Performance period	0.82	8%	1.33	17%
2006	Performance period	0.96	11%	1.41	26%
2007	Performance period	1.26	9.5%	1.86	20%

(1)	Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%.

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

Performance Shares Outstanding as at December 31, 2007(1)

Weighted
	Number of	average
	performance	grant date
	shares at	fair value
	threshold	EUR(2)

Performance shares at January 1, 2005	3 910 840
Granted	4 469 219	11.86
Forfeited	337 242
Performance shares at December 31, 2005	8 042 817
Granted	5 140 736	14.83
Forfeited	569 164
Performance shares at December 31, 2006(3)	12 614 389
Granted	2 163 901	19.96
Forfeited	1 001 332
Vested(4)	222 400
Performance shares at December 31, 2007(5)	13 554 558

(1)	Includes also a minor number of performance shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of performance shares is estimated based on the grant date market price of the Company’s share less the present value of dividends expected to be paid during the vesting period.

(3)	Based on the performance of the Group during the Interim Measurement Period 2004-2005, under the 2004 Performance Share Plan, both performance criteria were met. Hence, 3 595 339 Nokia shares equalling the threshold number were delivered in 2006.

The performance shares related to the interim settlement of the 2004 Performance Share Plan are included in the number of performance shares outstanding at December 31, 2006 as these performance shares will remain outstanding until the final settlement in 2008. The final payout, in 2008, will be adjusted by the shares delivered based on the Interim Measurement Period.

(4)	Includes also performance shares vested under other than global equity plans.

(5)	Based on the performance of the Group during the Interim Measurement Period 2005-2006, under the 2005 Performance Share Plan, both performance criteria were met. Hence, 3 980 572 Nokia shares equalling the threshold number were delivered in 2007. The performance shares related to the interim settlement of the 2005 Performance Share Plan are included in the number of performance shares outstanding at December 31, 2007 as these performance shares will remain outstanding until the final settlement in 2009. The final payout, in 2009, if any, will be adjusted by the shares delivered based on the Interim Measurement Period.

Based on the performance of the Group during the Performance Period 2004-2007, under the 2004 Performance Share Plan, both threshold performance criteria were exceeded. Hence 7.6 million Nokia shares are expected to vest in 2008. The shares will vest as of the date of the Annual General Meeting on May 8, 2008.

Restricted shares

The Group has granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is Nokia’s philosophy that restricted

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

shares will be used only for key management positions and other critical resources. The outstanding global restricted share plans, including their terms and conditions, have been approved by the Board of Directors. A valid authorisation from the Annual General Meeting is required, when the plans are settled by using Nokia newly issued shares or existing treasury shares. The Group may also settle the plans by using Nokia shares purchased on the open market or by using cash instead of shares.

All of our restricted share plans have a restriction period of three years after grant, after which period the granted shares will vest. Once the shares vest, they will be delivered to the participants. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares.

Restricted Shares Outstanding as at December 31, 2007(1)

Weighted
average
	Number of	grant date
	Restricted	fair value
	Shares	EUR(2)

Restricted Shares at January 1, 2005	2 319 430
Granted	3 016 746	12.14
Forfeited	150 500
Restricted Shares at December 31, 2005	5 185 676
Granted	1 669 050	14.71
Forfeited	455 100
Vested	334 750
Restricted Shares at December 31, 2006	6 064 876
Granted	1 749 433	24.37
Forfeited	297 900
Vested	1 521 080
Restricted Shares at December 31, 2007	5 995 329

(1)	Includes also a minor number of restricted shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of restricted shares is estimated based on the grant date market price of the Company’s share less the present value of dividends expected to be paid during the vesting period.

Other equity plans for employees

In addition to the global equity plans described above, the Group has minor equity plans for Nokia acquired businesses or employees in the United States or Canada, which do not result in an increase in the share capital of Nokia.

These plans are settled by using Nokia shares or ADSs acquired from the market. When these treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium.

On the basis of these plans the Group had 0.9 million stock options and minor number of restricted shares outstanding on December 31, 2007. For stock options, the average exercise price is USD 20.53.

Notes to the Consolidated Financial Statements (Continued)

23.	Long-term interest-bearing liabilities

	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
	EURm	EURm	EURm	EURm

Long-term interest-bearing liabilities carried at amortised cost	203	203	69	69

Fair value is estimated based on the current market values of similar instruments

24.	Deferred taxes

	2007	2006
	EURm	EURm

Deferred tax assets:
Intercompany profit in inventory	87	34
Tax losses carried forward	314	41
Warranty provision	132	134
Other provisions	292	253
Depreciation differences and untaxed reserves	367	104
Share-based compensation	227	70
Other temporary differences	134	173

Total deferred tax assets	1 553	809

Deferred tax liabilities:
Depreciation differences and untaxed reserves	(165)	(23)
Fair value gains/losses	(40)	(16)
Undistributed earnings	(31)	(65)
Other temporary differences(1)	(727)	(101)

Total deferred tax liabilities	(963)	(205)

Net deferred tax asset	590	604

The tax charged to shareholders’ equity is as follows:
Fair value and other reserves, fair value gains/losses and excess tax benefit on share-based compensation	133	(43)

(1)	In 2007, other temporary differences included a deferred tax liability of EUR 563 million arising from purchase price allocation related to Nokia Siemens Networks.

Deferred taxes include deferred tax assets and liabilities arising from the formation of Nokia Siemens Networks at April 1, 2007. See note 8.

At December 31, 2007 the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 1 403 million (EUR 143 million in 2006), most of which do not have an expiry date.

At December 31, 2007 the Group had loss carry forwards of EUR 242 million (EUR 24 million in 2006) for which no deferred tax asset was recognized due to uncertainty of utilization of these loss carry forwards. Part of these losses do not have an expiry date.

At December 31, 2007 the Group had undistributed earnings of EUR 315 million, for which no deferred tax liability was recognized as these earnings are considered permanently invested.

Notes to the Consolidated Financial Statements (Continued)

25.	Accrued expenses

	2007	2006
	EURm	EURm

Social security, VAT and other taxes	2 024	966
Wages and salaries	865	250
Advance payments	503	303
Other	3 722	2 277

Total	7 114	3 796

Other operating expense accruals include various amounts which are individually insignificant.

26.	Derivative financial instruments

	2007		2007
	Assets		Liabilities
	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	22	1 264	(6)	393
Currency options bought	—	51	—	—
Cash flow hedges:
Forward foreign exchange contracts	89	15 718	(64)	12 062
Currency options bought	20	7 618	—	—
Currency options sold			(25)	6 872
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	22	2 831	(49)	4 456
Currency options bought	4	1 530	—	—
Interest rate futures	6	39	—	—
Interest rate swaps	—	43	—	—
Cash settled equity options bought(3)	41	63	—	—
Cash settled equity options sold(3)	—	—	(23)	40

	204	29 157	(167)	23 823

Notes to the Consolidated Financial Statements (Continued)

26.	Derivative financial instruments (Continued)

	2006		2006
	Assets		Liabilities
	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	27	1 561	(6)	686
Currency options bought	—	186	—	—
Cash flow hedges:
Forward foreign exchange contracts	27	1 783	(51)	11 641
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	11	12 090	(7)	2 098
Currency options bought	2	218	(1)	50
Currency options sold	—	—	(2)	143
Cash settled equity options bought(3)	7	63	—	—
Cash settled equity options sold(3)	—	—	(2)	18

	74	15 901	(69)	14 636

(1)	The fair value of derivative financial instruments is included on the asset side under heading Other financial assets and on the liability side under Short term borrowings.

(2)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(3)	Cash settled equity options are used to hedge risk relating to employee incentive programs and investment activities.

27.	Provisions

			IPR
	Warranty	Restructuring	infringements	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm	EURm

At January 1, 2007	1 198	65	284	402	437	2 386
Exchange differences	(10)	—	—	—	—	(10)
Acquisitions	263	—	—	—	134	397
Additional provisions	1 127	744	345	59	548	2 823
Change in fair value	—	—	—	—	16	16
Changes in estimates	(126)	(53)	(47)	(9)	(216)	(451)

Charged to profit and loss account	1 001	691	298	50	348	2 388

Utilized during year	(963)	(139)	(37)	—	(305)	(1 444)

At December 31, 2007	1 489	617	545	452	614	3 717

Notes to the Consolidated Financial Statements (Continued)

27.	Provisions (Continued)

	2007	2006
	EURm	EURm

Analysis of total provisions at December 31:
Non-current	1 323	690
Current	2 394	1 696

Outflows for the warranty provision are generally expected to occur within the next 18 months. Timing of outflows related to tax provisions is inherently uncertain.

The restructuring provision is mainly related to restructuring activities in Nokia Siemens Networks. The majority of outflows related to the restructuring is expected to occur during 2008.

Restructuring and other associated expenses incurred in Nokia Siemens Networks in 2007 totaled EUR 1 110 million including mainly personnel related expenses as well as expenses arising from the elimination of overlapping functions, and the realignment of the product portfolio and related replacement of discontinued products at customer sites. These expenses included EUR 318 million impacting gross profit, EUR 439 million research and development expenses, EUR 149 million selling and marketing expenses, EUR 146 million administrative expenses and EUR 58 million other operating expenses. EUR 254 million of the expenses was paid during 2007.

The Group provides for the estimated future settlements related to asserted and unasserted past IPR infringements based on the probable outcome of potential infringement. Final resolution of IPR claims generally occurs over several periods.

Other provisions include provisions for non-cancelable purchase commitments, provision for pension and other social costs on share-based awards and provision for losses on projects in progress.

28.	Earnings per share

	2007	2006	2005

Numerator/EURm
Basic/Diluted:
Profit attributable to equity holders of the parent	7 205	4 306	3 616

Denominator/1000 shares
Basic:
Weighted average shares	3 885 408	4 062 833	4 365 547
Effect of dilutive securities:
stock options, restricted shares and performance shares	46 600	23 696	5 692

Diluted:
Adjusted weighted average shares and assumed conversions	3 932 008	4 086 529	4 371 239

Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

Notes to the Consolidated Financial Statements (Continued)

29.	Commitments and contingencies

	2007	2006
	EURm	EURm

Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	29	27
Contingent liabilities on behalf of Group companies
Other guarantees	2 563	358
Collateral given on behalf of other companies
Securities pledged(1)	—	—
Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties(1)	130	23
Other guarantees	1	2
Financing commitments
Customer finance commitments(1)	270	164
Venture fund commitments(2)	251	208

(1)	See also note 35 b).

(2)	See also note 35 a).

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2007 (EUR 18 million in 2006).

Assets pledged for the Group’s own commitments include available-for-sale investments of EUR 10 million in 2007 (EUR 10 million of available-for-sale investments in 2006).

Other guarantees include guarantees of EUR 2 429 million in 2007 (EUR 259 million in 2006) provided to certain Nokia Siemens Networks’ customers (Nokia’s network customers in 2006) in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of non-performance by Nokia.

Guarantees for loans and other financial commitments on behalf of other companies of EUR 130 million in 2007 (EUR 23 million in 2006) represent guarantees relating to payment by certain Nokia Siemens Networks’ customers and other third parties under specified loan facilities between such a customer and other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer.

Financing commitments of EUR 270 million in 2007 (EUR 164 million in 2006) are available under loan facilities negotiated with Nokia Siemens Networks’ customers. Availability of the amounts is dependent upon the borrower’s continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.

Venture fund commitments of EUR 251 million in 2007 (EUR 208 million in 2006) are financing commitments to a number of funds making technology related investments. As a limited partner in these funds Nokia is committed to capital contributions and also entitled to cash distributions according to respective partnership agreements.

Notes to the Consolidated Financial Statements (Continued)

29.	Commitments and contingencies (Continued)

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

As of December 31, 2007, the Group had purchase commitments of EUR 2 610 million (EUR 1 630 million in 2006) relating to inventory purchase obligations, primarily for purchases in 2008.

30.	Leasing contracts

The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

Operating
leases

Leasing payments, EURm
2008	281
2009	218
2010	157
2011	117
2012	96
Thereafter	129

Total	998

Rental expense amounted to EUR 328 million in 2007 (EUR 285 million in 2006 and EUR 262 million in 2005).

31.	Related party transactions

Nokia Pension Foundation is a separate legal entity that manages and holds in trust the assets for the Group’s Finnish employee benefit plans. These assets do not include Nokia shares. The Group recorded net rental expense of EUR 0 million in 2007 (EUR 2 million in 2006 and EUR 2 million in 2005) pertaining to a sale-leaseback transaction with the Nokia Pension Foundation involving certain buildings and a lease of the underlying land.

At December 31, 2007, the Group had borrowings amounting to EUR 69 million (EUR 69 million in 2006) from Nokia Unterstützungskasse GmbH, the Group’s German pension fund, which is a separate legal entity. The loan bears interest at 6% annum and its duration is pending until further notice by the loan counterparts who have the right to terminate the loan with a 90 day notice period.

There were no loans granted to the members of the Group Executive Board and Board of Directors at December 31, 2007, 2006 or 2005.

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

	2007	2006	2005
	EURm	EURm	EURm

Transactions with associated companies
Share of results of associated companies	44	28	10
Dividend income	12	1	1
Share of shareholders’ equity of associated companies	158	61	33
Sales to associated companies	82	—	—
Purchases from associated companies	125	—	—
Receivables from associated companies	61	—	—
Liabilities to associated companies	69	14	14

Management compensation

The following table sets forth the salary and cash incentive information awarded and paid or payable by the company to the Chief Executive Officer and President of Nokia Corporation for fiscal years 2005-2007 as well as the share-based compensation expense relating to equity-based awards, expensed by the company.

	2007			2006			2005
		Cash	Share-based		Cash	Share-based		Cash	Share-based
	Base	incentive	compensation	Base	incentive	compensation	Base	incentive	compensation
	salary	payments	expense	salary	payments	expense	salary	payments	expense
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Olli-Pekka Kallasvuo	1 037 619	2 348 877	4 805 722	898 413	664 227	2 108 197	623 524	947 742	666 313
President and CEO(1)

(1)	President and CEO as of June 1, 2006; and President and COO until June 1, 2006; Executive Vice President and General Manager and President of Mobile Phones January 1, 2004 — October 1, 2005.

Total remuneration of the Group Executive Board awarded for the fiscal years 2005-2007 was EUR 13 634 791 in 2007 (EUR 8 574 443 in 2006 and EUR 14 684 602 in 2005), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards, expensed by the company was EUR 19 837 583 in 2007 (EUR 15 349 337 in 2006 and EUR 8 295 227 in 2005).

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	2007	2007	2006	2006	2005	2005
	Gross	Shares	Gross	Shares	Gross	Shares
	Annual Fee	Received	Annual Fee	Received	Annual Fee	Received
	EUR(1)		EUR(1)		EUR(1)

Board of Directors
Chairman
Jorma Ollila(2)	375 000	8 110	375 000	8 035	165 000	5 011
Vice Chairman
Dame Marjorie Scardino(3)	150 000	3 245	110 000	2 356	110 000	3 340
Georg Ehrnrooth(4)	155 000	3 351	120 000	2 570	120 000	3 644
Lalita D.Gupte(5)	140 000	3 027	—	—	—	—
Dr. Bengt Holmström(6)	130 000	2 810	110 000	2 356	110 000	3 340
Dr. Henning Kagermann	130 000	2 810	—	—	—	—
Olli-Pekka Kallasvuo(7)	130 000	2 810	—	—	—	—
Per Karlsson(8)	155 000	3 351	135 000	2 892	135 000	4 100
Keijo Suila(9)	140 000	3 027	120 000	2 570	—	—
Vesa Vainio(10)	140 000	3 027	120 000	2 570	120 000	3 644
(11)

(1)	Approximately 60% of the gross annual fee is paid in cash and the remaining 40% in Nokia shares purchased from the market and included in the table under “Shares Received.”
(2)	This table includes fees paid for Mr. Ollila, Chairman, for his services as Chairman of the Board, only.
(3)	The 2007 fee of Ms. Scardino amounted to a total of EUR 150 000 for services as Vice Chairman. The 2006 and 2005 fees of Ms. Scardino amounted to EUR 110 000 for services as a member of the Board.
(4)	The 2007 fee of Mr. Ehrnrooth amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee. The 2006 and 2005 fees of Mr. Ehrnrooth consisted of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(5)	The 2007 fee of Ms. Gupte amounted total of EUR 140 000, consisting of fee of 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(6)	The 2007 fee of Mr. Holmström amounted to EUR 130 000 for services as a member of the Board. The 2005 and 2006 fees of Mr. Holmström amounted to EUR 110 000 for services as a member of the Board.
(7)	This table includes fees paid for Mr. Kallasvuo for his services as a member of the Board, only.
(8)	The 2007 fee of Mr. Karlsson amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee. The 2006 and 2005 fees of Mr. Karlsson amounted to a total of EUR 135 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.
(9)	The 2007 fee of Mr. Suila amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. The 2006 fee of Mr. Suila amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

(10)	The 2007 fee of Mr.Vainio amounted to a total of EUR 140 000 consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. The 2006 and 2005 fees of Mr. Vainio amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(11)	Daniel R. Hesse, who was re-elected as a Nokia Board member in the Annual General Meeting on May 3, 2007, was paid the annual fee of EUR 130 000 for services as a member of the Board, prior to his resignation was announced on December 28, 2007. This amount included 2810 shares. The 2005 and 2006 fees of Mr. Hesse amounted to EUR 110 000 for services as a member of the Board, which amounts included 2 356 shares in 2006 and 3 340 in 2005.

Pension arrangements of certain Group Executive Board Members

Olli-Pekka Kallasvuo can, as part of his service contract, retire at the age of 60 with full retirement benefit should he be employed by Nokia at the time. The full retirement benefit is calculated as if Mr. Kallasvuo had continued his service with Nokia through the retirement age of 65. Hallstein Moerk, following his arrangement with a previous employer, has also in his current position at Nokia a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reduced benefits. Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TEL system, the company contribution to NIEBP is 1.3% of annual earnings.

32.	Notes to cash flow statement

	2007	2006	2005
	EURm	EURm	EURm

Adjustments for:
Depreciation and amortization (Note 9,13)	1 206	712	712
Profit on sale of property, plant and equipment and available-for-sale investments	(1 864)	(4)	(131)
Income taxes (Note 11)	1 522	1 357	1 281
Share of results of associated companies (Note 14)	(44)	(28)	(10)
Minority interest	(459)	60	74
Financial income and expenses (Note 10)	(239)	(207)	(322)
Impairment charges (Note 7)	63	51	66
Share-based compensation (Note 22)	228	192	104
Restructuring charges	856	—	—
Customer financing impairment charges and reversals	—	(276)	—

Adjustments, total	1 269	1 857	1 774

Change in net working capital
Increase in short-term receivables	(2 146)	(1 770)	(896)
(Increase) Decrease in inventories	(245)	84	(301)
Increase in interest-free short-term borrowings	2 996	893	831

Change in net working capital	605	(793)	(366)

Notes to the Consolidated Financial Statements (Continued)

32.	Notes to cash flow statement (Continued)

The formation of Nokia Siemens Networks was completed through the contribution of certain tangible and intangible assets and certain business interests that comprised Nokia’s networks business and Siemens’ carrier-related operations. See Note 8.

33.	Subsequent events

Transfer of statutory pension liability in Finland to Ilmarinen and Varma

On December 20, 2007, the Group announced its decision to transfer the Finnish statutory pension liability of Nokia and Nokia Siemens Networks to the pension insurance companies Ilmarinen and Varma, respectively, as of March 1, 2008. The transfer did not affect the number of employees covered by the plan nor will it affect the current employees’ entitlement to pension benefits. At the transfer date, the Group has retained no direct or indirect obligation to pay employee benefits relating to employee service in current, prior or future periods.

The Group is currently evaluating the accounting impact of the transfer including the recognition of unrecognized actuarial gains and losses.

Closure of Bochum site in Germany

On January 15, 2008, the Group announced plans to discontinue the production of mobile devices in Germany and close its Bochum site by mid-2008. The company plans to move manufacturing to its other more cost-competitive sites in Europe. The Group also intends to discontinue other non-production activities at the Bochum site. The Group also announced plans to sell its Bochum-based line fit automotive business and it is in negotiations to sell the adaptation software R&D-entity also located in Bochum. The planned closure of the site in Bochum is estimated to affect approximately 2,300 Nokia employees.

The Group is currently evaluating the accounting impact of the closure of the Bochum site and expects to recognize restructuring and other charges in 2008.

Acquisitions

The Group announced the following acquisitions and expects them to close during 2008.

NAVTEQ

On October 1, 2007, Nokia and US-based digital map provider NAVTEQ announced a definitive agreement for Nokia to acquire a 100% ownership interest in NAVTEQ for approximately USD 8.1 billion (EUR 5.7 billion). NAVTEQ is a leading provider of comprehensive digital map information for automotive systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. NAVTEQ also owns Traffic.com, a web and interactive service that provides traffic information and content to consumers. Completion of the acquisition is subject to customary closing conditions including regulatory approvals.

NAVTEQ’s results of operations will be included in the Group’s consolidated financial statements from the acquisition date and NAVTEQ’s current map data business will form a separate reportable segment. The value of the synergies between NAVTEQ and the Group and the value of NAVTEQ’s assembled workforce will form the principal items expected to result in the recognition of goodwill. None of the goodwill is expected to be deductible for tax purposes. Nokia plans to finance the acquisition with a combination of cash and debt, and has secured a commitment on the debt.

For its recently completed fiscal year ended December 31, 2007, NAVTEQ reported revenues, net profit, total assets and shareholders’ equity of USD 853 million (EUR 591 million), USD 173 million (EUR 120 million), USD 1 322 million (EUR 916 million) and USD 1 007 million (EUR 697 million), respectively.

Notes to the Consolidated Financial Statements (Continued)

33.	Subsequent events (Continued)

Trolltech

On January 28, 2008, Nokia and Norway-based software provider Trolltech ASA announced that they have entered into an agreement that Nokia will make a public voluntary offer to acquire a 100% ownership interest in Trolltech which offer has thereafter commenced. Trolltech is a recognised software provider with world-class software development platforms and frameworks. Completion of the acquisition is subject to customary closing conditions, including acceptance by shareholders representing more than 90% of the fully diluted share capital and the necessary regulatory approvals.

For its recently completed fiscal year ended December 31, 2007, Trolltech reported unaudited revenues, net loss, total assets and shareholders’ equity of NOK 218 million (EUR 27 million), NOK 38 million (EUR 5 million), NOK 210 million (EUR 26 million) and NOK 120 million (EUR 15 million), respectively.

Apertio Ltd.

On January 2, 2008, Nokia Siemens Networks announced the acquisition of a 100% ownership interest in the UK-based subscriber-centric network specialist Apertio Ltd for approximately EUR 140 million. Apertio is a leading provider of open real-time subscriber data platforms and applications built specifically for mobile, fixed, and converged telecommunications operators. The acquisition of Apertio closed on February 11, 2008. The Group is in the process of evaluating the Apertio acquisition and expects to finalize the PPA during 2008.

34.	Principal Nokia Group companies at December 31, 2007

		Parent	Group
		holding	majority
		%	%

US	Nokia Inc.	—	100.0
DE	Nokia GmbH	100.0	100.0
GB	Nokia UK Limited	—	100.0
KR	Nokia TMC Limited	100.0	100.0
CN	Nokia Telecommunications Ltd	4.5	83.9
NL	Nokia Finance International B.V.	100.0	100.0
HU	Nokia Komárom Kft	100.0	100.0
IN	Nokia India Pvt Ltd	100.0	100.0
ES	Nokia Spain S.A.U	100.0	100.0
BR	Nokia do Brazil Technologia Ltda	100.0	100.0
IT	Nokia Italia S.p.A.	100.0	100.0
NL	Nokia Siemens Networks B.V.	—	50.0	(1)
FI	Nokia Siemens Networks Oy	—	50.0
DE	Nokia Siemens Networks GmbH & Co KG	—	50.0
IN	Nokia Siemens Networks Pvt. Ltd.	—	50.0
Associated companies
Symbian Limited		—	47.9

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Networks group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors, and accordingly, Nokia consolidates Nokia Siemens Networks.

Notes to the Consolidated Financial Statements (Continued)

34.	Principal Nokia Group companies at December 31, 2007 — (Continued)

A complete list of subsidiaries and associated companies is included in Nokia’s Statutory Accounts.

35.	Risk Management

General risk management principles

Nokia’s overall risk management concept is based on visibility of the key risks preventing Nokia from reaching its business objectives. This covers all risk areas: strategic, operational, financial and hazard risks. Risk management at Nokia is a systematic and pro-active way to analyze, review and manage opportunities, threats and risks related to Nokia’s objectives rather than to solely eliminate risks.

The principles documented in Nokia’s Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function owner is also the risk owner, however, it is everyone’s responsibility at Nokia to identify risks preventing us from reaching our objectives.

Key risks are reported to the business and Group level management to create assurance on business risks and to enable prioritization of risk management implementation at Nokia. In addition to general principles there are specific risk management policies covering, for example, treasury and customer business related credit risks.

Financial risks

The objective for Treasury activities in Nokia is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks in close co-operation with the business groups. There is a strong focus in Nokia on creating shareholder value. Treasury activities support this aim by minimizing the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses and by managing the balance sheet structure of the Group.

Nokia has Treasury Centers in Geneva, Singapore/Beijing and New York/Sao Paolo, and a Corporate Treasury unit in Espoo. This international organization enables Nokia to provide the Group companies with financial services according to local needs and requirements.

Treasury activities are governed by policies approved by the CEO. Treasury Policy provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management in Nokia. Operating Procedures cover specific areas such as foreign exchange risk, interest rate risk, use of derivative financial instruments, as well as liquidity and credit risk. Nokia is risk averse in its Treasury activities.

(a)  Market Risk

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

According to the foreign exchange policy guidelines of the Group, which stays the same as in the previous year, material transaction foreign exchange exposures are hedged. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have duration

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

of less than a year. The Group does not hedge forecasted foreign currency cash flows beyond two years.

Since Nokia has subsidiaries outside the Euro zone, the euro-denominated value of the shareholders’ equity of Nokia is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in the Group consolidation.

Nokia uses, from time to time, foreign exchange contracts and foreign currency denominated loans to hedge its equity exposure arising from foreign net investments.

At the end of year 2007 and 2006, following currencies represent significant portion of the currency mix in the outstanding financial instruments:

2007	USD	JPY	GBP	INR

FX derivatives used as cash flow hedges (net amount)(1)	803	1 274	(656)	—
FX derivatives used as net investment hedges (net amount)(2)	—	—	—	(216)
FX exposure from balance sheet items (net amount)(3)	2 204	(739)	89	33
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss accounts (net amount)(3)	(2 361)	847	(127)	(51)

2006	USD	JPY	GBP	CNY

FX derivatives used as cash flow hedges (net amount)(1)	(2 439)	1 626	(526)	—
FX derivatives used as net investment hedges (net amount)(2)	(457)	—	—	(785)
FX exposure from balance sheet items (net amount)(3)	617	(488)	196	—
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss accounts (net amount)(3)	(1 442)	564	(235)	—

(1)	The FX derivatives are used to hedge the foreign exchange risk from forecasted highly probably cash flows related to sales, purchases and business acquisition activities. In some of the currencies, especially in US Dollar, Nokia has substantial foreign exchange risks in both estimated cash inflows and outflows, which have been netted in the table. See Note 20 for more details on hedge accounting. The underlying exposures which these hedges are entered for are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(2)	The FX derivatives are used to hedge the Group’s net investment exposure. The underlying exposures which these hedges are entered for are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(3)	The balance sheet items which are denominated in the foreign currencies are hedged by a portion of FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss accounts, resulting in offsetting FX gains or losses in the financial income and expenses.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items (i.e. price risk) or through changes in interest income or expenses (i.e. re-investment risk). Interest rate risk mainly arises through interest bearing liabilities and assets. Estimated future changes in cash flows and balance sheet structure also expose the Group to interest rate risk.

The objective of interest rate risk management is to support Nokia in maximizing its shareholder value by optimizing the balance between minimizing uncertainty caused by fluctuations in interest rates and maximizing the consolidated net interest income and expense within risk limits.

The interest rate exposure of the Group is monitored and managed centrally. Due to the current balance sheet structure of Nokia, primary emphasis is placed on managing the interest rate risk of investments. Nokia uses the Value-at-Risk (“VaR”) methodology to assess and measure the interest rate risk in the investment portfolio and related derivatives in managing material exposure from the investment portfolio.

At the reporting date, the interest rate profile of the Group’s interest-bearing available-for-sale investment is presented in the table below:

	2007	2006

Fixed rate instruments in available-for-sale investment	7 716	5 853
Floating rate instruments in available-for-sale investment	1 912	1 205

	9 628	7 058

Equity price risk

Nokia is exposed to market price risk as the result of market price movement in the quoted equity instruments held mainly for strategic business reasons.

Nokia has certain strategic minority investments in publicly quoted equity shares. The fair value of the equity investments which are subject to market price risk at December 31 2007 was EUR 10 million (EUR 8 million in 2006). In addition, Nokia invests in private equity through Nokia Venture Funds, which, from time to time, could have holdings in equity instruments which are listed in stock exchanges. These investments are classified as available-for-sale carried at fair value. See Note 15 for more details on available-for-sale investments.

Due to the insignificant amount of exposure to equity price risk, there are currently no outstanding derivative financial instruments designated as hedges of these equity investments.

Nokia is exposed to equity price risk on social security costs relating to stock compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.

Value-at-Risk

Nokia uses the Value-at-Risk (”VaR”) methodology to assess the Group exposures to foreign exchange (“FX”), interest rate, and equity risks. VaR is a statistical risk measurement of a potential fair value loss in market risk sensitive instruments, as the result of adverse changes in specified market factors, at a specified probability level, over a defined holding period.

In Nokia FX VaR is calculated by Monte Carlo simulation with a sufficient amount of random market rate scenarios to take the non-linear price function of certain FX derivative instruments into account. The variance-covariance methodology is used to assess and measure the interest rate risk and equity price risk.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

VaR is measured based upon volatilities and correlations of rates and prices calculated from a one-year set of historical market data, at 95% confidence level, over a one-month period. To reflect the most recent market conditions, the data is weighted by exponential moving averages with an appropriate decay factor.

This model implies that within a one-month period, the potential loss will not exceed the VaR estimate in 95% of the possible outcomes. In the remaining 5% of the possible outcomes, the potential loss will be at minimum equal to the VaR figure, and on average substantially higher.

The VaR methodology uses a number of assumptions, such as, a) risks are measured under average market conditions, assuming normal distribution of market risk factors; b) future movements in market risk factors follow estimated historical movements; c) the assessed exposures do not change during the holding period. Thus it is possible that, for any given month, the potential losses are different and could be substantially higher than the estimated VaR.

FX Risk

The VaR figures for the Group’s financial instruments which are sensitive to foreign exchange risks are presented in Table 1 below. As defined under IFRS 7, the financial instruments included in the VaR calculation are:

•	FX exposures from outstanding balance sheet items and other FX derivatives carried at fair value through profit and loss which are not in a hedge relationship and are mostly used for hedging balance sheet FX exposure.

•	FX derivatives designated as forecasted cash flow hedges and net investment hedges. Most of the VaR is caused by these derivatives as forecasted cash flow and net investment exposures are not financial instruments as defined under IFRS 7 and thus not incluced in the VaR calculation.

Table 1 Foreign exchange position Value-at-Risk

	VaR from financial instruments(1)
	2007	2006

At December 31	246	77
Average for the year	96	92
Range for the year	57-246	67-134

(1)	The increase in the VaR in year-over-year comparison is mainly attributable to increased hedging of forecasted cash flows due to a business acquisition.

Interest rate risk

The VaR for the Group interest rate exposure in the investment portfolio is presented in Table 2 below.

Table 2 Treasury investment portfolio Value-at-Risk

	2007	2006

At December 31	8	11
Average for the year	12	15
Range for the year	5-27	10-21

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Equity price risk

The VaR for the Group equity investment in publicly traded companies is presented in Table 3 below.

Table 3 Equity investment Value-at-Risk

	2007	2006

At December 31	0.8	0.3
Average for the year	0.5	0.3
Range for the year	0.2-0.8	0.2-0.5

(b)	Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from bank and cash, fixed income and money-market investments, derivative financial instruments, loans receivable as well as credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions. Credit risk is managed separately for business related- and financial-credit exposures.

Except as detailed in the following table, the maximum exposure to credit risk is limited to the book value of the financial assets as included in Group’s balance sheet:

	2007	2006
	EURm	EURm

Financial guarantees given on behalf of customers or suppliers	130	23
Loan commitments given but not used	270	164

	400	187

Business Related Credit Risk

The Company aims to ensure highest possible quality in accounts receivable and loans due from customers and suppliers. The Group Credit Policy, approved by Group Executive Board, lays out the framework for the management of the business related credit risks in all Nokia group companies and affiliates.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and other third parties and committed credits.

Group Credit Policy provides that credit decisions are based on credit rating. Group Rating Policy defines the rating principles. Ratings are approved by Nokia Group Rating Committee. Credit risks are approved and monitored according to the credit policy of each business entity. These policies are based on the Group Credit Policy. Concentrations of customer or country risks are monitored at the Nokia Group level. When appropriate, assumed credit risks are mitigated with the use of approved instruments, such as collateral or insurance and sale of selected receivables. Bad debt provisions are made if recovery of a credit becomes uncertain.

The Group has provided impairment allowances as needed including on accounts receivable and loans due from customers and other third parties not past due, based on the analysis of debtors’ credit quality and credit history. The Group establishes an allowance for impairment that represents an estimate of incurred losses. All receivables and loans due from customers and other third parties are considered on an individual basis for impairment testing.

Three customers account for approximately 4.9%, 2.9% and 2.5% (2006: 4.2%, 4.0%, 3.2%) of Group accounts receivables and loans due from customers and other third parties as at December 31, 2007

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

while the top three credit exposures by country amounted to 8.7%, 6.9% and 6.5% (2006: 8.7%, 7.6%, 7.1%) respectively.

As at December 31, 2007, the carrying amount before deducting any impairment allowance of accounts receivables related to customers for which impairment was provided amounted to EUR 3 011 million (2006: EUR 1 368 million). The amount of provision taken against that portion of these receivables considered to be impaired was EUR 332 million (2006: EUR 212 million) (see also Note 19 Valuation and qualifying accounts).

An amount of EUR 478 million (2006: EUR 518 million) relates to past due receivables for which no impairment loss was recognised. The aging of these receivables is as follows:

	2007	2006
Past due 1-30 days	411	394
Past due 31-180 days	66	101
More than 180 days	1	23

	478	518

As at December 31, 2007, the carrying amount before deducting any impairment allowance of loans due from customers and third parties for which impairment was provided amounted to EUR 161 million (2006: none). The amount of provision taken for these loans was EUR 19 million (2006: none).

There were no past due loans due from customers and third parties.

Financial Credit Risk

Financial instruments contain an element of risk of loss resulting from counterparties being unable to meet their obligations. This risk is measured and monitored centrally. Nokia minimizes financial credit risk by limiting its counterparties to a sufficient number of major banks and financial institutions, as well as through entering into netting arrangements, which gives Nokia the right to offset in the case that the counterparty would not be able to fulfill the obligations.

Nokia’s investment decisions are based on strict creditworthiness criteria as defined in the Treasury Policy and Operating Procedure. As a result of the constant monitoring of its outstanding investments, Nokia does not have exposure of any significance to subprime loans via its investment portfolio.

The table below presents the breakdown of the outstanding available-for-sale fixed income and money market investment by sector and credit rating grades ranked as per Moody’s rating categories.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Fixed income and money-market investments(1), (2)
               EUR million

(1)	Fixed income and money-market investments include term deposits, investments in liquidity funds and investments in fixed income instruments classified as Available-for-sale. Available-for-sale investments are carried at fair value in 2007 and 2006.

(2)	Included within fixed income and money-market investments is EUR 169 million of restricted investment at December 31, 2007 (EUR 10 million at December 31, 2006). They are restricted financial assets under various contractual or legal obligations.

73% of Nokia’s Bank and cash is held with banks of credit rating Aa2 or above (70% for 2006).

(c)	Liquidity Risk

Liquidity risk is defined as financial distress or extraordinary high financing costs arising due to a shortage of liquid funds in a situation where business conditions unexpectedly deteriorate and require financing. Transactional liquidity risk is defined as the risk of executing a financial transaction below fair market value, or not being able to execute the transaction at all, within a specific period of time.

The objective of liquidity risk management is to maintain sufficient liquidity, and to ensure that it is available fast enough without endangering its value, in order to avoid uncertainty related to financial distress at all times.

Nokia guarantees a sufficient liquidity at all times by efficient cash management and by investing in liquid interest bearing securities. The transactional liquidity risk is minimized by only entering transactions where proper two-way quotes can be obtained from the market. Due to the dynamic nature of the underlying business, Treasury also aims at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. At the end of December 31, 2007 the committed facilities totaled EUR 3 270 million. The committed credit facilities are intended to be used primarily for US and Euro Commercial Paper Programs back up purposes. The average commitment fee on the facilities is 0.041% per annum.

The most significant existing funding programs include:

•	Revolving Credit Facility of USD 2 000 million, maturing 2008

•	Credit Facility of EUR 500 million, maturing 2011

•	Revolving Credit Facility of USD 2 000 million, maturing in 2012

•	Euro Medium Term Note (EMTN) program, totaling EUR 3 000 million

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

•	Local commercial paper program in Finland, totaling EUR 750 million

•	Euro Commercial Paper (ECP) program, totaling USD 500 million

•	US Commercial Paper (USCP) program, totaling USD 500 million

None of the above programs have been used to a significant degree in 2007.

Nokia’s international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings of Nokia from credit rating agencies have not changed during the year. The ratings as at December 31, 2007 were:

Short-term:	Standard & Poor’s A-1 Moody’s P-1

Long-term:	Standard & Poor’s A Moody’s A1

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

The following table below is an undiscounted cash flow analysis for both financial liabilities and financial assets that are presented on the balance sheet, and off-balance sheet instruments such as loan commitments according to their remaining contractual maturity. Line-by-line reconciliation with the balance sheet is as such not possible.

		Due between 3	Due
	Due within 3	and 12	between 1	Due between	Due beyond
At December 31, 2007	months	months	and 3 years	3 and 5 years	5 years

Non-current financial assets
Long-term loans receivable	—	—	7	3	1
Other non-current assets	—	—	6	—	—
Loan commitments obtained	—	1 385	500	1 385	—

Current financial assets
Current portion of long-term loans receivable	5	165	—	—	—
Short-term loans receivable	16	8	—	—	—
Available-for-sale investments	6 543	1 012	2 003	343	355
Cash	2 125	—	—	—	—
Cash flows related to derivative financial assets net settled :
Derivative contracts—receipts	24	15	8	1	1
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	19 459	394	65	—	—
Derivative contracts—payments	(19 331)	(384)	(69)	—	—
Accounts receivable(1)(2)	7 398	1 720	381	—	—

Non-current financial liabilities
Long-term liabilities	(10)	(3)	(53)	(130)	(70)
Loan commitments given	(178)	(39)	(21)	(18)	(14)

Current financial liabilities
Current portion of long-term loans	(115)	(61)	—	—	—
Short-term liabilities	(617)	(105)	—	—	—
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	(13)	(10)	—	—	—
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	16 207	635	70	—	—
Derivative contracts—payments	(16 317)	(633)	(65)	—	—
Accounts payable(1)	(6 986)	(88)	—	—	—

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

		Due between 3	Due
	Due within 3	and 12	between 1	Due between	Due beyond
At December 31, 2006	months	months	and 3 years	3 and 5 years	5 years

Non-current financial assets
Long-term loans receivables	—	1	11	14	—
Other non-current (financial) assets	—	1	7	—	—
Loan commitments obtained	—	—	—	—	1 524

Current financial assets
Short-term loans receivables	23	4	—	—	—
Current portion of long-term loans receivable	—	—	—	—	—
Available-for-sale investments	2 454	801	3 396	547	374
Cash	1 479	—	0	—	—
Cash flows related to derivative financial assets net settled :
Derivative contracts—receipts	—	2	4	1	—
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	15 032	408	—	—	—
Derivative contracts—payments	(14 986)	(393)	—	—	—
Accounts receivables(1)(2)	4 456	950	115	—	—

Non-current financial liabilities
Long-term liabilities	1	3	8	8	69
Loan commitments given			164

Current financial liabilities
Current portion of long-term loans	—	—	—	—	—
Short-term liabilities	(160)	(2)	—	—	—
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	—	(1)	(1)	—	—
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	14 242	236	—	—	—
Derivative contracts—payments	(14 301)	(244)	—	—	—
Accounts payable	(3 706)	(22)	(4)	—	—

(1)	The fair values of trade receivables and payables are assumed to approximate their carrying values due to their short term nature.

(2)	Accounts receivable maturity analysis does not include accrued receivables and receivables accounted based on the percentage of completion method of EUR 1 700 million (2006: EUR 367 million).

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures or purchase of insurance. Insurance is purchased for risks, which cannot be internally managed. The objective is to ensure that Group’s hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. Nokia) or potential liabilities (e.g. product liability) are optimally insured taking into account both cost as well as retention levels.

Nokia purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies, where available.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOKIA CORPORATION

By:	/s/ ANJA KORHONEN
Name:     Anja Korhonen

Title:	Senior Vice President, Corporate Controller

By:	/s/ KAARINA STÅHLBERG
Name:     Kaarina Ståhlberg

Title:	Vice President, Assistant General Counsel

March 20, 2008

Exhibit index

ITEM 19.	EXHIBITS

1		Articles of Association of Nokia Corporation.
*4	.1	Amended and Restated Framework Agreement among Siemens AG and Nokia Corporation and Nokia Siemens Networks B.V. dated as of June 19, 2006 and as amended and restated as of January 24, 2007.
4.2		Agreement and Plan of Merger by and among Nokia Inc., North Acquisition Corp. and NAVTEQ Corporation dated as of October 1, 2007.
6	.	See Note 28 to our consolidated financial statements included in Item 18 of this annual report for information on how earnings per share information was calculated.
8	.	List of significant subsidiaries.
12.1		Certification of Olli-Pekka Kallasvuo, Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Richard A. Simonson, Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.(a).	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.