Form 20-F
period 2008-12-31
NOKIA CORP
filed 2009-03-05
CIK 924613

As filed with the Securities and Exchange Commission on March 5, 2009.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

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

Shares: 3 800 948 552.

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
Yes ☐  No ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis, except where we make clear that the term means Nokia Corporation or a particular subsidiary or business segment only, and except that references to “our shares,” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this annual report on Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, or EMU, and references to “dollars,” “US dollars,” “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this annual report contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.3919 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Our principal executive office is currently located at Keilalahdentie 4, P.O. Box 226, FI-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.

Nokia Corporation furnishes Citibank, N.A., as Depositary, with consolidated financial statements and a related audit opinion of our independent auditors annually. These financial statements are prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). In accordance with the rules and regulations of the US Securities and Exchange Commission, or SEC, we no longer provide a reconciliation of net income and shareholders’ equity in our consolidated financial statements to accounting principles generally accepted in the United States, or US GAAP. We also furnish the Depositary with quarterly reports containing unaudited financial information prepared on the basis of IFRS, as well as all notices of shareholders’ meetings and other reports and communications that are made available generally to our shareholders. The Depositary makes these notices, reports and communications available for inspection by record holders of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs (one ADS represents one share), and distributes to all record holders of ADRs notices of shareholders’ meetings received by the Depositary.

In addition to the materials delivered to holders of ADRs by the Depositary, holders can access our consolidated financial statements, and other information included in our annual reports and proxy materials, at www.nokia.com. This annual report on Form 20-F is also available at www.nokia.com as well as on Citibank’s website at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search). Holders may also request a hard copy of this annual report by calling the toll-free number 1-877-NOKIA-ADR (1-877-665-4223), or by directing a written request to Citibank, N.A., Shareholder Services, PO Box 43124, Providence, RI 02940-5140, or by calling Nokia Investor Relations US Main Office at 1-914-368-0555. With each annual distribution of our proxy materials, we offer our record holders of ADRs the option of receiving all of these documents electronically in the future.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:

•	the timing of product, services and solution deliveries;

•	our ability to develop, implement and commercialize new products, services, solutions and technologies;

•	our ability to develop and grow our consumer Internet services business;

•	expectations regarding market developments and structural changes;

•	expectations regarding our mobile device volumes, market share, prices and margins;

•	expectations and targets for our results of operations;

•	the outcome of pending and threatened litigation;

•	expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and

•	statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:

1.	the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners;

2.	the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments;

3.	the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape;

4.	competitiveness of our product, services and solutions portfolio;

5.	our ability to successfully manage costs;

6.	exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies;

7.	the success, financial condition and performance of our suppliers, collaboration partners and customers;

8.	our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices;

9.	the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market;

10.	the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions;

11.	the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business;

12.	our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions;

13.	our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions;

14.	inventory management risks resulting from shifts in market demand;

15.	our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions;

16.	our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies;

17.	any disruption to information technology systems and networks that our operations rely on;

18.	developments under large, multi-year contracts or in relation to major customers;

19.	the management of our customer financing exposure;

20.	our ability to retain, motivate, develop and recruit appropriately skilled employees;

21.	whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities;

22.	any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks;

23.	unfavorable outcome of litigations;

24.	allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit;

as well as the risk factors specified in this annual report under Item 3D. “Risk Factors.”

Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The financial data set forth below at December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008 have been derived from our audited consolidated financial statements included in Item 18 of this annual report. Financial data at December 31, 2004, 2005, and 2006 and for each of the years in the two-year period ended December 31, 2005 have been derived from our previously published audited consolidated financial statements not included in this document.

The financial data at December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	Year Ended December 31,
	2004	2005	2006	2007(1)	2008(1)	2008(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)

Profit and Loss Account Data
Net sales	29 371	34 191	41 121	51 058	50 710	70 583
Operating profit	4 326	4 639	5 488	7 985	4 966	6 912
Profit before tax	4 705	4 971	5 723	8 268	4 970	6 918
Profit attributable to equity holders of the parent	3 192	3 616	4 306	7 205	3 988	5 551
Earnings per share (for profit attributable to equity holders of the parent)
Basic earnings per share	0.69	0.83	1.06	1.85	1.07	1.49
Diluted earnings per share	0.69	0.83	1.05	1.83	1.05	1.46
Cash dividends per share(2)	0.33	0.37	0.43	0.53	0.40	0.56
Average number of shares (millions of shares)
Basic	4 593	4 366	4 063	3 885	3 744	3 744
Diluted	4 600	4 371	4 087	3 932	3 780	3 780

	Year Ended December 31,
	2004	2005	2006	2007(1)	2008(1)	2008(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)

Balance Sheet Data
Fixed assets and other non-current assets	3 315	3 501	4 031	8 305	15 112	21 034
Cash and other liquid assets(3)	11 542	9 910	8 537	11 753	6 820	9 493
Other current assets	7 966	9 041	10 049	17 541	17 650	24 567
Total assets	22 823	22 452	22 617	37 599	39 582	55 094
Capital and reserves attributable to equity holders of the parent	14 385	12 309	11 968	14 773	14 208	19 776
Minority interests	168	205	92	2 565	2 302	3 204
Long-term interest-bearing liabilities	19	21	69	203	861	1 199
Other long-term liabilities	275	247	327	1 082	1 856	2 583
Borrowings due within one year	113	279	180	887	3 591	4 998
Other current liabilities	7 863	9 391	9 981	18 089	16 764	23 334
Total shareholders’ equity and liabilities	22 823	22 452	22 617	37 599	39 582	55 094
Net interest-bearing debt(4)	(11 410)	(9 610)	(8 288)	(10 663)	(2 368)	(3 296)
Share capital	280	266	246	246	246	342

(1)	As from April 1, 2007, our consolidated financial data includes that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, our consolidated financial data for the years ended December 31, 2007 and 2008 is not directly comparable between each other or to our consolidated financial data for the prior years. Our consolidated financial data for the years prior to the year ended December 31, 2007 included our former Networks business group only.

(2)	The cash dividend for 2008 is what the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on April 23, 2009.

(3)	Cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, and (3) available-for-sale investments, liquid assets.

(4)	Net interest-bearing debt consists of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.

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

Under the Finnish Companies Act, we may distribute retained earnings on our shares only upon a shareholders’ resolution and subject to limited exceptions, in the amount proposed by our Board of Directors. The amount of any distribution is limited to the amount of distributable earnings of the parent company pursuant to the last accounts approved by our shareholders, taking into account the material changes in the financial situation of the company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the company.

Subject to exceptions relating to the right of minority shareholders to request for a certain minimum distribution, the distribution may not exceed the amount proposed by the Board of Directors.

Share Buy-backs

Under the Finnish Companies Act, Nokia Corporation may repurchase its own shares pursuant to either a shareholders’ resolution or an authorization to the Board of Directors approved by the company’s shareholders. The authorization may amount to a maximum of 10% of all the shares of the company and its maximum duration is 18 months. Our Board of Directors has been regularly authorized by our shareholders at the Annual General Meetings to repurchase Nokia’s own shares since 2001, and during the past three years the authorization covered 405 million shares in 2006, 380 million shares in 2007 and 370 million shares in 2008. The amount authorized each year has been at or slightly under the maximum limit provided by the Finnish Companies Act.

On January 22, 2009, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on April 23, 2009 a new authorization to repurchase a maximum of 360 million shares. The maximum amount corresponds to less than 10% of Nokia’s share capital and total voting rights. The repurchase authorization would be effective until June 30, 2010 and it is proposed to terminate the corresponding authorization resolved by the Annual General Meeting on May 8, 2008. The repurchase authorization is proposed to maintain flexibility, but the Board of Directors has no current plans for repurchases during 2009. Nokia has not repurchased any of its own shares since September 2008.

The table below sets forth actual share buy-backs by the Group in respect of each fiscal year indicated.

EUR millions
	Number of shares	(in total)

2004	214 119 700	2 661
2005	315 010 000	4 265
2006	212 340 000	3 412
2007	180 590 000	3 884
2008	157 390 000	3 123

For more information about share buy-backs during 2008, see Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Cash Dividends

On January 22, 2009, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on April 23, 2009 a dividend of EUR 0.40 per share in respect of 2008.

The table below sets forth the amounts of total cash dividends per share and per ADS paid in respect of each fiscal year indicated. For the purposes of showing the US dollar amounts per ADS for 2004 through 2008, the dividend per share amounts have been translated into US dollars at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on the respective dividend payment dates.

					EUR millions
	EUR per share		USD per ADS		(in total)

2004	0.33		0.43		1 539
2005	0.37		0.46		1 641
2006	0.43		0.58		1 761
2007	0.53		0.83		2 111
2008	0.40	(1)	—	(2)	1 520	(1)

(1)	To be proposed by the Board of Directors for shareholders’ approval at the Annual General Meeting convening on April 23, 2009.

(2)	The final US dollar amount will be determined on the basis of the decision of the Annual General Meeting and the dividend payment date.

We make our cash dividend payments in euro. As a result, exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion of these dividends. Moreover, fluctuations in the exchange rates between the euro and the US dollar will affect the dollar equivalent of the euro price of the shares on NASDAQ OMX Helsinki and, as a result, are likely to affect the market price of the ADSs in the United States. See also Item 3D. “Risk Factors—Our sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs, are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies.”

Exchange Rate Data

The following table sets forth information concerning the noon buying rate for the years 2004 through 2008 and for each of the months in the six-month period ended February 28, 2009, expressed in US dollars per euro. The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
	Rate at	Average	Highest	Lowest
For the year ended December 31:	period end	rate	rate	rate
	(USD per EUR)

2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446

For the month ended:

September 30, 2008	1.4081	1.4342	1.4737	1.3939
October 31, 2008	1.2682	1.3267	1.4058	1.2446
November 30, 2008	1.2694	1.2744	1.3039	1.2525
December 31, 2008	1.3919	1.3511	1.4358	1.2634
January 31, 2009	1.2804	1.3244	1.3946	1.2804
February 28, 2009	1.2662	1.2797	1.3064	1.2547

On February 27, 2009, the noon buying rate was USD 1.2662 per EUR 1.00.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

Set forth below is a description of risk factors that could affect Nokia. There may be, however, additional risks unknown to Nokia and other risks currently believed to be immaterial that could turn out to be material. These risks, either individually or together, could adversely affect our business, sales, results of operations, financial condition and share price from time to time.

We are a global company and have sales in most countries of the world and, consequently, our sales and profitability are dependent on general economic conditions globally and locally. The impact of the current global economic turmoil and any further deterioration of global economic conditions, as well as the related financial crisis, on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners may have a material adverse effect on our business, results of operations and financial condition.

As we are a global company and have sales in most countries of the world, our sales and profitability are dependent on general economic conditions both globally and locally. The mobile communications industry has matured to varying degrees in different markets and, consequently, the industry is more vulnerable than before to the negative impacts of the current difficult global economic conditions. The recent weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the current deteriorating global economic conditions, aggravated by the unprecedented currency volatility, have resulted and may continue to result in our current and potential customers as well as the end-users of our products, services and solutions postponing or reducing spending on our products, services and solutions. For example, many consumers may not upgrade their devices or they may postpone the replacement of their devices or the purchase of their first device due to more limited financial resources or the expectations of lower prices in future; mobile network operators may further reduce the device subsidies that they offer to the end-users or attempt to extend the periods of contracts that obligate the consumer to use a certain device; consumers may be less willing to pay for our consumer Internet services and mobile network operators may invest less in ramping up those services; the demand for map information and other location-based content by automotive and mobile device manufacturers may decline following the contraction of the sales in the automotive and consumer electronics industry; and network operators and service providers may postpone their investments in their network infrastructure and related services.

The global financial crisis has also led to more limited availability of credit which may have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our distributors, independent retailers and network operator customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us. The general difficult economic conditions combined with tightening credit markets may also cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products, services and solutions.

The related currency fluctuations, such as the recent severe volatility in exchanges rates, may also increase the costs of our products, services and solutions that we may not be able to pass on to our customers or impair the purchasing power of our customers in different markets; result in significant competitive benefit to certain of our competitors who incur a material part of their costs in other currencies than we do; hamper our pricing; and increase our hedging costs and limit our ability to hedge our exchange rate exposure.

The difficult global economic conditions may also result in inefficiencies due to our deteriorated ability to appropriately forecast developments in our industry and plan our operations accordingly, delayed or insufficient investments in our new market segments and failures to adjust our costs appropriately. Also, continuing difficult general economic conditions, negative developments in our industry, any significant underperformance relative to historical or projected future results by us or any part of our business, or any significant changes in the manner of our use of the acquired assets or the strategy for our overall business may cause reductions in the future valuations of our investments and assets and result in impairment charges related to goodwill or other assets. Adverse economic conditions affecting us, our current and potential customers, their spending on our products, services and solutions, and our suppliers and collaborative partners may have a material adverse effect on our business, results of operations and financial condition.

The continuing volatility of the financial market has increased and may continue to increase our costs associated with issuing commercial paper or other debt instruments due to increased spreads over relevant interest rate benchmarks. Also, further negative developments in our business, results of operations and financial condition due to the current difficult global economic conditions or other factors could cause lowered credit ratings of our short and long-term debt or their outlook from the credit rating agencies and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our costs associated with any new debt instruments. The adverse conditions in the financial markets may also result in failures of derivative counterparties or other financial institutions which could have a negative impact on our treasury operations. Further, the deteriorating general economic conditions and continuing volatility of the financial markets may impact our investment portfolio and other assets and result in impairment charges. We currently believe our funding position to be sufficient to meet our operating and capital expenditures in the foreseeable future. However, the adverse developments in the global financial markets could have a material adverse effect on our financial condition and results of operations. For a more detailed discussion of our liquidity and capital resources, see Item 5B. “Liquidity and Capital Resources” and Note 35 of our consolidated financial statements included in Item 18 of this annual report.

Our sales and profitability depend materially on the development of the mobile and fixed communications industry as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments. If the mobile and fixed communications industry develop in an adverse manner, or if the new market segments we target and invest in grow less or are less profitable than expected, or if new faster growing market segments emerge in which we have not invested, our business, results of operations and financial condition may be materially adversely affected.

Our sales and profitability depend materially on the development of the mobile communications industry in terms of the number of new mobile subscribers and the number of existing subscribers who upgrade or simply replace their existing mobile devices and the growth of the investments made by mobile network operators and service providers.

The impacts of the deteriorating global economic conditions and the related global decline in consumer and corporate spending have been apparent in varying degrees across all geographical markets since the latter part of 2008.

The mobile device industry is more vulnerable than before to the negative impacts of the current difficult global economic conditions due to increased maturity of the industry evidenced by the extent of mobile device penetration in different markets. In certain low penetration markets, in order to support a continued increase in mobile subscribers, we continue to be dependent on our own and mobile network operators’ and distributors’ ability to increase the sales volumes of lower cost mobile devices and on mobile network operators to offer affordable tariffs and tailored mobile network solutions designed for a low total cost of ownership. In highly penetrated markets, we are more dependent on our own and mobile network operators’ ability to successfully introduce services that drive the upgrade and replacement of devices, as well as ownership of multiple devices. At their current state of development, our services and growth of our services business are dependant on the success and timely launch of our mobile devices which integrate our services, as well as on our customers’ willingness to pay higher prices for such devices, as well as the level of investments by the mobile networks operators to ramp up those services. NAVTEQ is dependent on the development of a wide variety of products and services that use its data, the availability and functionality of such products and services and the rate at which consumers and businesses purchase these products and services. Nokia Siemens Networks is dependent on the pace of the investments made by mobile network operators and service providers. If we and the mobile network operators and distributors are not successful in our attempts to increase subscriber numbers, stimulate increased usage or drive upgrade and replacement sales of mobile devices and develop and increase demand for value-added services, or if mobile network operators and service providers invest in the related infrastructure less than anticipated, our business and results of operations could be materially adversely affected.

The mobile communications industry continues to undergo significant changes in response to the increasing maturity of the industry. Traditional mobile voice communications, the Internet, information technology, media, entertainment, music and consumer electronics industries are converging in some areas into one broader industry. In our devices business, we have made significant investments during the past several years in these market segments, such as smartphones, multimedia computers, enterprise applications, navigation, music, video, TV, imaging, games, as well as certain other services and solutions. In the consumer Internet services market segment, we currently focus our offering on five areas—music, maps, media, messaging and games—which we regard as both having the greatest appeal to consumers and being the most financially viable. We expect to make further investments in these areas, but in an increasingly focused manner. In our network infrastructure business, we expect to continue making investments in enterprise mobility infrastructure as well as managed services, systems integration and consulting businesses. The new market segments may require significant investments to innovate and grow successfully. However, due to our financial targets and need to manage costs and prioritize investments during the current difficult global economic conditions, our further investments in some of the new market segments may be delayed or insufficient to reach or maintain the necessary scale and market position to compete effectively and profitably in the longer term.

We have made, and may also make in the future, investments through strategic acquisitions, but in an increasingly focused manner. We may, however, fail to successfully complete or integrate the acquired businesses or retain and motivate their key employees; the acquired businesses may carry higher valuations than Nokia, which may have a dilutive effect on our profits; the future valuations of acquired businesses may decrease from the purchase price we have paid and result in impairment charges related to goodwill or other acquired assets; and as a result of all or a portion of a purchase price being paid in cash, the acquisitions may have a potential adverse effect on our cash position.

New market segments in the mobile communications industry are in different stages of development. Accordingly, it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on, or we may fail to timely identify new market segments emerging in the mobile communications industry. If the new market segments which we target and invest in grow less or are less profitable than expected, we may not receive a return on our investment as soon as or at such levels we expect, or at all. We may also incur operating losses in certain of these new market segments if we are not able to generate sufficient profits to cover the investments required to pursue these new business opportunities. We may also forego growth opportunities in new market segments of the mobile communications industry which we choose not to focus on or fail to timely identify.

Our past performance in our established market segments does not guarantee our success in new market segments, particularly where significant changes to the way we do business are required to enter, operate or effectively compete in these segments. We may have less experience, technological and innovative skills in the new market segments, such as consumer Internet services, compared with our established market segments, or we may fail to reach adequate scale in these new segments, and some of our competitors in these new segments may have more experience, skills and scale and a stronger market presence. Our success in consumer Internet services also depends on the acceptance by the market, including our mobile network operator customers, of our expanding consumer Internet services and on the network operators’ strategies regarding their own offering of consumer Internet services. Any of these events could materially adversely affect our results of operations, financial condition and share price.

Competition in our industry is intense. Our failure to maintain or improve our market position or respond successfully to changes in the competitive landscape may have a material adverse effect on our business and results of operations.

We experience intense competition in every aspect of our business and across all markets of our products, services and solutions. Participants in our industry compete with each other mainly on the basis of their product, service and solutions portfolio, user experience, design, price, technical performance, operational and manufacturing efficiency, distribution, quality, customer support, brand and marketing. The overall dynamics of our industry are rapidly changing due to numerous factors, including the current difficult global economic conditions, the increasing maturity of our industry and new market segments that are emerging. Mobile device markets are also becoming more segmented and diversified, and we face competition from different mobile device manufacturers at different user segments, price points and geographical markets using different competitive means in each of them. This may make it more difficult for us to compete successfully across the whole mobile device market against more specialized competitors and to leverage our scale to the fullest extent.

The competition continues to be intense from both our traditional competitors in the mobile and fixed communications industry as well as a number of new competitors. Some of our competitors, in particular the new industry entrants, have used, and we expect will continue to use, more aggressive pricing and marketing strategies, different design approaches and alternative technologies. Certain competitors have chosen, and others may choose in the future, to accept significantly lower profit margins than is customary in this industry, which may result in pressures to lower our prices and margins. Further, currency fluctuations may have an adverse impact on our competitive position relative to certain of our competitors who incur a material part of their costs in other currencies than we do. Some of our competitors may also benefit from support from the governments of their home countries and other measures which may have protectionist objectives. In addition, some competitors have chosen to focus on building products and services based on commercially available components and content, which may enable them to introduce those products and services faster and with lower levels of research and development expenditures than Nokia. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. In the digital map data and related location-based content business, governmental and various global and local companies as well as quasi-governmental agencies are making more map data information with improving coverage, content and quality available free of charge or at lower prices. Aerial, satellite and other location-based imagery is also becoming increasingly available, all of which may encourage new market entrants and make it less costly and time-consuming for competitors to build a high quality map database. In the network infrastructure business, the strategic decision of Nokia Siemens Networks to focus on deal quality, cost-effectiveness and profitability may, at least in the short-term, have a negative impact on its market share and the related scale benefits. Due to the intensity and diversity of the competition overall, the competitive landscape in our industry or in specific industry segments can change very rapidly.

As a result of developments in our industry, including convergence of mobile device technology with the Internet, and also our consumer Internet services offered on a stand-alone basis in respect to our devices, we also face competition from companies in related industries, such as Internet-based product and service providers, consumer electronics manufacturers, network operators and business device and solution providers, some of which have more scale and experience and a stronger market presence in certain segments such as consumer Internet services. In addition, new companies, primarily consumer electronics manufacturers, have entered the mobile device business. The competitive environment, including the competitive means, of these converged market segments differ from the more established segments within our industry. For example, we face competition from open source software initiatives and consumer Internet service providers who may provide competing software and services for free. Some of the new market segments that we target are still in early stages of development and it may be difficult to predict the main competitors and competitive environment in these market segments. In addition, barriers to entry by new competitors in many of these new segments are low and new products and services, once developed, can be distributed broadly and quickly at relatively low cost. Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within products, services and solutions, we also face competition at the level of these layers rather than solely at the level of complete products, services and solutions. In some of these layers, we may have more limited experience and scale than our competitors. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.

Consolidation among the industry participants, including further concentration of the market on fewer industry participants, or failing industry participants, could potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas. Moreover, the increased concentration among the mobile network operators, particularly in North America where sales of mobile devices to operators represent the major percentage of our sales, has resulted in fewer customers whose purchase preferences may differ from our current product portfolio and increased reliance on fewer larger customers. In addition to mergers, the consolidation among the industry participants may take place in the form of various types of joint ventures, partnerships and other cooperation targeted to obtain potential economies of scale, such as increased bargaining power and price visibility. These developments could have a material adverse effect on our business and results of operations.

See Item 4B. “Business Overview—Devices & Services—Competition”, “—NAVTEQ—Competition” and “—Nokia Siemens Networks—Competition” for a more detailed discussion of competition in our industry.

We need to have a competitive portfolio of products, services and solutions that are preferred by our current and potential customers to those of our competitors. If we fail to achieve or maintain a competitive portfolio, our business, market share and results of operations may be materially adversely affected.

We serve a diverse range of mobile device and network infrastructure customers across a variety of markets with different characteristics, dynamics and stages of development. In order to meet our customers’ needs, we need to have a competitive portfolio with products, services and solutions that are preferred to those of our competitors. For our devices, a competitive portfolio means a focused, optimally-sized offering of commercially appealing mobile devices with attractive aesthetics, design and a combination of value-adding functionalities that are easy to discover and use for all major consumer segments and price points designed, as appropriate, for the local requirements and preferences of different markets and supported by the Nokia brand, quality and competitive cost structure. Further, we believe a competitive device product portfolio needs to include leading flagship products, be innovative and ahead of the expectations of the customer and positively differentiated from our competition. For our services, including map data and related content, a competitive portfolio means offering value-added services and content that are easy to access and use, and positively differentiate us from our competition. In Nokia Siemens Networks’ business, a competitive portfolio means a high-quality offering of products, services and solutions based on robust technology and designed to meet the requirements of our customers and local markets, supported by a competitive cost structure and cost-effectiveness to our customers. If we fail to achieve or maintain a competitive portfolio and balance successfully our global portfolio with the local requirements of our customers in the different markets we serve in a cost-effective manner, our business, market share and results of operations may be materially adversely affected.

In order to have a competitive portfolio of products, services and solutions and to establish and maintain good relationships with our customers, we need to identify and understand the key market trends and user segments and address our customers’ needs in the different markets proactively and on a timely basis. To achieve that, we must constantly obtain and evaluate a complex array of customer feedback and other data in an efficient manner. In addition, the competitiveness of our portfolio depends on our ability to introduce on a continuous and timely basis ahead of our competitors new innovative and appealing products, services, solutions and related business models and to create new or address yet unidentified needs among our current and potential customers. If we fail to analyze correctly or respond timely and appropriately to key market trends, customer feedback and other data or to introduce new innovative and commercially appealing products, services and solutions and to adapt our business accordingly, our ability to retain our current customers and attract new customers may be impaired and our market share, business and results of operations may be materially adversely affected.

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

The competitiveness of our product, services and solutions portfolio is also influenced by our capability to communicate about our mobile devices, including services, effectively through consistent and focused marketing messages to the target audience, and the value of the Nokia brand. A number of factors, including actual or even alleged quality issues or defects in our products, services and solutions, may have a negative effect on our reputation and erode the value of the Nokia brand. Insufficient investments in marketing and brand building could also erode the value of the Nokia brand. Any impairment of our reputation or erosion of the value of the Nokia brand could have a material adverse effect on our capacity to retain our current customers and attract new customers and on our business, market share and results of operations.

Our business and results of operations, particularly our profitability, may be materially adversely affected if we are not able to successfully manage costs related to our products, services, solutions and operations.

We need to introduce cost-efficient products with new or enhanced functionalities and services and with higher prices in a timely manner and proactively manage the costs related to our products, services and solutions, manufacturing, logistics and other operations and related licensing, including mitigating the impacts of the exchange rate fluctuations related to such costs. If we fail in any of these efforts, this will have a material adverse effect on our business and results of operations, particularly our profitability. We believe that our market share results in economies of scale and, therefore, in a cost advantage for our devices when compared to our competitors. However, currency fluctuations, such as the recent severe volatility in exchange rates, may have an adverse impact on our ability to manage our costs and on our cost advantage relative to certain of our competitors who incur a material part of their costs in other currencies than we do. If we fail to maintain or increase our market share and scale compared to our competitors as well as leverage our scale to the fullest extent or if our costs increase relative to those of our competitors due to currency fluctuations, our relative cost advantage may be eroded, which could materially adversely affect our competitive position, business and our results of operations, particularly our profitability.

We also need to reduce our operating expenses to maintain cost efficiency throughout our operations during the current and currently expected economic conditions. Accordingly, we are targeting a significant reduction in our annualized operating expense run rate through various targeted measures. Any failure by us to determine the appropriate amounts of operating expense savings needed, to identify and implement the appropriate cost reduction measures on a timely basis to meet the targeted operating expense savings, or to otherwise adjust our costs to the current and currently expected difficult economic conditions could have a material adverse effect on our business, results of operations and financial condition. Further, if our net sales continue to decline in the future, it may have an adverse effect on our scale benefits and increase the relative share of our fixed costs, which may decrease our flexibility to adjust our cost base to reflect changes in the business environment. Any failure by us to appropriately maintain or improve our cost-efficiency or adjust our costs to the current and currently expected difficult economic conditions could have a material adverse effect on our financial condition and results of operations.

The products, services and solutions we offer are subject to natural price erosion over their life cycle. In addition, the average selling price of our devices has declined during recent years and it may continue to decline in the future, in particular as some of our customers may trade down to lower-priced devices as a result of the current difficult global economic conditions. Also, some of our competitors may continue to reduce their prices resulting in significantly lower profit margins than is customary in this industry. The factors impacting the average selling price of our devices include the extent to which our product mix is weighted towards lower-priced products and our regional mix is weighted towards emerging markets where lower-priced products predominate. Further, there is continuing demand for mobile devices with new or enhanced functionalities and services while the prices of those products must remain competitive. In order to be profitable, we need to be able to lower our costs at the same rate or faster than the price erosion and declining average selling price of our devices.

Our sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs, are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies.

We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. Recent extreme volatility in the exchange rates combined with decreased liquidity of the global financial markets have increased our hedging costs, as well as limited our ability to hedge our exchange rate exposure in particular against unfavorable movements in the exchange rates of certain emerging market currencies. Exchange rate fluctuations may have an adverse affect on our sales, costs and results of operations, as well as our competitive position, particularly if the extreme volatility experienced in recent months continues. Exchange rate fluctuations may also make our pricing more difficult as our products may be re-routed by the distribution channels for sale to consumers in other geographic areas where sales can be made at more favorable rates by those channels. Further, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro as well as the market price of our ADSs. For a more detailed discussion of exchange risks, see Item 5A. “Operating Results—Certain Other Factors—Exchange Rates” and Note 35 of our consolidated financial statements included in Item 18 of this annual report.

We depend on a limited number of suppliers for the timely delivery of sufficient amounts of fully functional components, sub-assemblies, software and content and for their compliance with our supplier requirements, such as our own and our customers’ product quality, safety, security and other standards. Their failure to deliver or meet those requirements could materially adversely affect our ability to deliver our products, services and solutions successfully and on time.

Our manufacturing operations depend on obtaining sufficient amounts of adequate supplies of fully functional components, sub-assemblies, software and content on a timely basis. In mobile devices, our principal supply requirements are for electronic components, mechanical components, software and content, which all have a wide range of applications in our products. Electronic components include chipsets, integrated circuits, microprocessors, standard components, printed wiring boards, sensors, memory devices, cameras, audio components, displays, batteries and chargers, while mechanical components include covers, connectors, key mats, antennas and mechanisms. Software and content includes various third-party software and content that enables various features and applications to be added into our products, such as music, maps and games. Nokia Siemens Networks’ components and sub-assemblies sourced and manufactured by third-party suppliers include Nokia Siemens Networks-specific integrated circuits and radio frequency components; servers; sub-assemblies such as printed wire board assemblies, filters, combiners and power units; and cabinets.

In some cases, our dependence on third-party suppliers has increased as a result of our strategic decisions to outsource certain activities, for example parts of our own chipset R&D and to expand the use of commercially available chipsets. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies, increase prices or be unable to increase supplies to meet increased demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our products, services and solutions on a timely basis. Moreover, a supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ product quality, safety, security and other standards, and consequently some of our products or services may be unacceptable to us and our customers, or may fail to meet our quality controls. In case of issues affecting a product’s safety or regulatory compliance, we may be subject to damages due to product liability, or defective products, components or services may need to be replaced or recalled. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties or even insolvency or closure of its business, in particular due to the current difficult economic conditions and the related global financial crisis. Due to our high volumes, any of these events, or mere allegation of failures in our products, services and solutions, could delay our successful and timely delivery of products, services and solutions that meet our and our customers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and results of operations or our reputation and brand value. See Item 4B. “Business Overview—Devices & Services—Markets—Demand Supply Network Management ” and “Nokia Siemens Networks—Production” for a more detailed discussion of our production activities.

Possible consolidation among our suppliers could potentially result in larger suppliers with stronger bargaining power and limit the choice of alternative suppliers, which could lead to an increase in the cost, or limit the availability, of components that may materially adversely affect our sales and results of operations. The intensive competition among our suppliers and their consequently reduced profitability as well as the recently reduced demand for components and sub-assemblies may further the exits of certain suppliers from our industry and decrease the ability of some suppliers to invest in the innovation that is vital for our business. Further, our dependence on a limited number of suppliers that require purchases in the same foreign currency increases our exposure to fluctuations in the exchange rate between the euro, our reporting currency, and such foreign currency and, consequently, may increase our costs which we may not be able to pass on to our customers.

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

We must timely and successfully develop or otherwise acquire the appropriate technologies to use in our business. If we fail to develop or otherwise acquire these technologies as required by the market, or to successfully commercialize such technologies as new advanced products, services and solutions that meet customer demand, or fail to do so on a timely basis, this may have a material adverse effect on our business and results of operations.

In order to succeed in our markets, we believe that we must timely and successfully develop or otherwise acquire the appropriate technologies and commercialize such technologies as new advanced products. However, the development and use of complex, evolving technologies, applications and technology platforms for our mobile devices, services and software and networks infrastructure products involve time, substantial costs and risks, both within and outside of our control. We must also be able to convert these complex technologies into affordable and usable products, services and solutions that our current and potential customers prefer over those of our competitors. This is true regardless of whether we develop these technologies internally, acquire or invest in other companies with these technologies or collaborate with third parties on the development of these technologies.

The technologies, applications and technology platforms as well as functionalities, features and services on which we choose to focus may not achieve or retain as broad or timely market acceptance as we expect. This may result from numerous factors, including the availability of more attractive alternatives and a lack of sufficient compatibility with other existing technologies, products, services and solutions or regulators’ decisions. However, we can only focus on a limited number of technologies. By choosing to focus on certain technologies, we may forego alternatives achieving broader acceptance in our overall market or in certain parts of it. Additionally, even if we do select the technologies, functionalities, features and services that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time. We may also face difficulties accessing the technologies preferred by our current and potential customers, or at prices acceptable to them.

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

Our products, services and solutions are highly complex, and defects in their design, manufacture and associated software have occurred and may occur in the future. Quality issues are emphasized in our devices and services business due to very high production volumes of many of our devices, as a result of which even a single defect in their design, manufacture or associated software may have a material adverse effect on our business. Further, our device portfolio is subject to continuous renewal which, in particular during the periods of large product renewals, may increase the risk of the quality issues related to our new devices. In the network infrastructure business, the undisturbed functioning of large mobile and fixed telecommunications networks may depend on the proper functioning of our products. We make provisions to cover our estimated warranty costs for our products, services and solutions. We believe that our provisions are appropriate, although the ultimate outcome may differ from the provided level which could have a positive or negative impact on our results of operations and financial condition.

Defects and other quality issues may result from, among other things, failures in our own product creation and manufacturing processes or failures of our suppliers to comply with our supplier requirements. Prior to the shipment, quality issues may cause failures in ramping up the production of our products and shipping them to the customers in a timely manner as well as related additional costs or even cancellation of orders by customers. After shipment, products may fail to meet marketing expectations set for them, may malfunction or may contain security vulnerabilities, and thus cause additional repair, product replacement, recall or warranty costs to us and harm our reputation. In case of issues affecting a product’s safety, regulatory compliance or security, we may be subject to damages due to product liability, or defective products or components may need to be replaced or recalled.

Although we endeavor to develop products, services and solutions that meet the appropriate security standards, such as data protection, we or our products, services and solutions may be subject to hacking, viruses, worms and other malicious software, unauthorized modifications or illegal activities that may cause potential security risks and other harm to us, our customers or end-users of our products, services and solutions. This may affect us disproportionately due to our leading market position in mobile devices, many of which feature industry leading third-party software solutions and services, as hackers tend to focus their efforts on the most popular products, services and solutions. Loss, improper disclosure or leakage of personal or other consumer data collected by us, made available to us or stored to or through our products and services could result in liability to us and harm our reputation and brand. Even perceptions that our products, services or solutions do not adequately protect personal or other information collected by us, made available to us or stored in or through our products, services and solutions could impair their sales.

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

We generate sales from and have manufacturing facilities located in various emerging market countries. Sales from these countries represent a significant portion of our total sales and these countries represent a significant portion of any expected industry growth. Accordingly, economic or political turmoil in these countries could materially adversely affect our sales and results of operations and the supply of devices and network infrastructure equipment manufactured in these countries. Further, the economic conditions in emerging market countries may be more volatile than in developed countries and the purchasing power of our customers in those countries depends to a greater extent on the price development of basic commodities, many of which have recently been subject to significant volatility, and currency fluctuations which may render imported products too expensive to afford. Our business and investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. See Note 2 to our consolidated financial statements included in Item 18 of this annual report for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

Changes in various types of regulation and trade policies in countries around the world could have a material adverse effect on our business and results of operations.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work and our customers do business. As a result, changes in various types of regulations, their application and trade policies applicable to current or new technologies, products or services may adversely affect our business and results of operations. For example, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. Export control, tariffs or other fees or levies imposed on our products, environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products, services and solutions, as well as new services related to our products, could also adversely affect our sales and results of operations. For example, copyright collecting societies in several member states of the European Union claim that due to their capability to play and store copyrighted content, mobile devices should be subject to similar copyright levies that are charged for products such as compact disc, digital video disc or digital audio players. Also, the European Commission is considering measures that would require the member states of the European Union to levy import duties for high-end mobile devices and their components which, if eventually taken, could potentially result in similar counter-measures by the other countries outside the European Union. Any new or increased levies and duties could result in costs which we may not be able to pass on to our customers or higher prices for our products, services and solutions which may impair their demand.

The impact of changes in or uncertainties related to regulation and trade policies could affect our business and results of operations adversely even though the specific regulations do not always directly apply to us or our products, services and solutions. In addition to changes in regulation and trade policies, our business may be adversely affected by local business culture and general practices in some regions that are contrary to our code of conduct. Further, our business and results of operations may be adversely affected by regulation and trade policies favoring the local industry participants as well as other measures with potentially protectionist objectives which the host governments in different countries may take, particularly in response to the current difficult global economic conditions.

See Item 4B. “Business Overview—Government Regulation—Devices & Services, NAVTEQ and Nokia Siemens Networks” for a more discussion about the impact of various regulations.

We are developing a number of new products, services and solutions together with other companies. If any of these companies were to fail to perform as planned, we may not be able to bring our products, services and solutions to market successfully or in a timely way and this could have a material adverse effect on our sales and results of operations.

We invite the providers of technology, components or software to work with us to develop technologies or new products, services and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Our ability to collaborate successfully is increasingly important in our new markets segments, such as consumer Internet services and with the open source software communities. Although the objective of the collaborative arrangements is a mutually beneficial outcome for each party, our ability to introduce new products, services and solutions that meet our and our customers’ quality, safety, security and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: we fail to choose the right companies as our partners or we are unable to collaborate effectively to reach the targets set for the collaboration; the arrangements with the companies that work with us do not develop as expected; the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties’ intellectual property rights in a way that we cannot foresee or prevent; the technologies, products, services or solutions supplied by the companies that work with us do not meet the required quality, safety, security and other standards or customer needs; our own quality controls fail; or the financial condition of our collaborative partners deteriorates which may result in insolvency or closure of the business of such partners. Further, the current difficult global economic conditions and the related financial crisis may decrease the number of collaborative partners and limit the ability of the remaining collaborative partners to invest in their technologies, products, services or solutions. Any of these events could materially adversely affect our sales and results of operations.

Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption or make timely and appropriate adjustments, or fail to ensure that our products, services and solutions meet our and our customers’ quality, safety, security and other requirements and are delivered on time and in sufficient volumes.

Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve efficiency and flexibility of our manufacturing and logistics and to produce and distribute continuously increased volumes. We may experience difficulties in adapting our supply to meet the changing demand for our products, including planning our manufacturing and logistics in the current difficult global economic environment, both ramping up and down production at our facilities as needed on a timely basis, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, managing the increasingly complex manufacturing process for our high-end products, particularly the software for these high-end products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. We may also experience challenges caused by third parties or other external difficulties in connection with our efforts to modify our operations to improve the efficiency and flexibility of our manufacturing and logistics, including, but not limited to, strikes, purchasing boycotts, public harm to the Nokia brand and claims for compensation resulting from our decisions on where to locate our manufacturing facilities and business. Such difficulties may have a material adverse effect on our business and results of operations and may result from, among other things, delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Such failures or interruptions could result in our products, services and solutions not meeting our and our customers’ quality, safety, security and other requirements, or being delivered late or in insufficient or excess volumes compared to our own estimates or customer requirements, which could have a material adverse effect on our sales, our results of operations, reputation and the value of the Nokia brand.

Our products, services and solutions include increasingly complex technologies, some of which have been developed by us or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products, services and solution offerings, and/or costly and time-consuming litigation, which could have a material adverse effect on our business, results of operations and financial condition.

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

In many aspects, the business models for mobile services have not yet been established. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive copyright licensing terms may have a material adverse effect on the cost or timing of content-related services offered by us, mobile network operators or third-party service providers, and may also indirectly affect the sales of our mobile devices.

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

From time to time, some existing patent licenses may expire or otherwise become subject to renegotiation. The inability to renew or finalize such arrangements with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products, services or solutions, and could result in payments that potentially could have a material adverse effect on our operating results and financial condition. These legal proceedings may continue to be expensive and time-consuming and divert the efforts of our management and technical personnel from our business, and, if decided against us, could result in restrictions on our ability to sell our products, services and solutions, require us to pay increased licensing fees, substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our business, results of operations and financial condition.

We make accruals and provisions to cover our estimated total direct IPR costs for our products, services and solutions. The total direct IPR cost consists of actual payments to licensors, accrued expenses under existing agreements and provisions for potential liabilities. We believe that our accruals and provisions are appropriate for all technologies owned by others. The ultimate outcome, however, may differ from the provided level which could have a positive or negative impact on our results of operations and financial condition.

Any restrictions on our ability to sell our products, services and solutions due to expected or alleged infringements of third-party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into a licensing agreement. If licensing agreements were not available or available on commercially acceptable terms, we could be precluded from making and selling the affected products, services and solutions or could face increased licensing costs. As new features are added to our products, services and solutions, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results. See Item 4B. “Business

Overview—Devices & Services—Patents and Licenses”, “—NAVTEQ—Patents and Licenses” and “—Nokia Siemens Networks—Patents and Licenses” for a more detailed discussion of our intellectual property activities.

Our products, services and solutions include numerous new Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our business and results of operations.

Our products, services and solutions include numerous new Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies on which we depend. Despite the steps that we have taken to protect our technology investment with intellectual property rights, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other intellectual property rights will be sufficiently broad to protect our technology. Third parties may infringe our intellectual property relating to our non-licensable proprietary features or by ignoring their obligation to seek a license.

Any patents or other intellectual property rights that are granted to us may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for us. Other companies have commenced and may continue to commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. Also, if any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from using such patent as a basis for product differentiation or from licensing the invalidated or limited portion of our intellectual property rights, or we could lose part of the leverage we have in terms of our own intellectual property rights portfolio. Even if such a patent challenge is not successful, it could be expensive and time-consuming, divert attention of our management and technical personnel from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in research and development, which may have a negative effect on our business and results of operations. See Item 4B. “Business Overview—Devices & Services—Patents and Licenses”, “— NAVTEQ—Patents and Licenses” and “— Nokia Siemens Networks—Patents and Licenses” for a more detailed discussion of our intellectual property activities.

Our operations rely on the efficient and uninterrupted operation of complex and centralized information technology systems and networks. If a system or network inefficiency, malfunction or disruption occurs, this could have a material adverse effect on our business and results of operations.

Our operations rely to a significant degree on the efficient and uninterrupted operation of complex and centralized information technology systems and networks, which are integrated with those of third parties. All information technology systems are potentially vulnerable to damage, malfunction or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network malfunction and disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, any malfunction or disruption of our current or future systems or networks such as an outage in a telecommunications network utilized by any of our information technology systems, attack by a virus or other event that leads to an unanticipated interruption or malfunction of our information technology systems or networks could have a material adverse effect on our business and results of operations. Furthermore, any data leakages resulting from information technology security breaches could also materially adversely affect us. Also, failures to successfully utilize information technology systems and networks in our operations may impair our operational efficiency or competitiveness which could have a material adverse effect to our business and results of operations.

The networks infrastructure business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may adversely and materially affect our sales, results of operations and financial condition.

Large multi-year contracts, which are typical in the networks industry, include a risk that the timing of sales and results of operations associated with those contracts will differ from what was expected when the contracts were entered into. Moreover, such contracts usually require the dedication of substantial amounts of working capital and other resources, which affects our cash flow negatively, or may require Nokia Siemens Networks to sell products, services and solutions in the future that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products. Any non-performance by Nokia Siemens Networks under these contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings, such as penalties for contract violations.

Providing customer financing or extending payment terms to customers can be a competitive requirement and could have a material adverse effect on our results of operations and financial condition.

Customers in some markets sometimes require their suppliers, including us, to arrange or provide financing in order to obtain sales or business. Moreover, they may require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. In response to the recent tightening of the credit markets, requests for customer financing are beginning to increase in volume and scope. We do not, however, currently intend to significantly increase financing to our customers, which may have an adverse effect on our ability to compete successfully for their business. Rather, as a strategic market requirement, we plan to continue to arrange and facilitate financing to our customers and provide financing and extended payment terms to a small number of selected customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers. We cannot guarantee that we will be successful in arranging, facilitating and providing needed financing to customers particularly in the current difficult financial markets. Also, our ability to manage our total customer finance and trade credit exposure depends on a number of factors, including our capital structure, market conditions affecting our customers, the level and terms of credit available to us and our ability to mitigate exposure on acceptable terms. We may not be successful in managing the challenges connected with the total customer financing and trade credit exposure that we may have from time to time. Defaults under financings and trade credits to our customers resulting in impairment charges and credit losses have increased recently, and may continue to increase in the future, due to the current difficult global economic conditions. See Item 5B. “Liquidity and Capital Resources—Structured Finance,” and Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.

If we are unable to retain, motivate, develop and recruit appropriately skilled employees, our ability to implement our strategies may be hampered and, consequently, that may have a material adverse effect on our business and results of operations.

We must continue to retain, motivate, develop through constant competence training, and recruit appropriately skilled employees with a comprehensive understanding of our current businesses and technologies and the new market segments that we target. While we are to a certain extent reducing our personnel through various targeted measures due to the current difficult global economic conditions, we seek to create a corporate culture that is motivating, encourages creativity and continuous learning as competition for skilled personnel remains keen. We are also continuously developing our compensation and benefits policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and materially harm our business and results of operations.

Some of the Siemens carrier-related operations transferred to Nokia Siemens Networks have been and continue to be the subject of various criminal and other governmental investigations related to whether certain transactions and payments arranged by some former employees of Siemens were unlawful. As a result of those investigations, government authorities and others have taken and may take further actions against Siemens and/or its employees that may involve and affect the assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer or violations that may have occurred after the transfer of such assets and employees that could have a material adverse effect on Nokia Siemens Networks and our reputation, business, results of operations and financial condition.

Public prosecutors and other government authorities in several jurisdictions have been conducting and in some jurisdictions are continuing to conduct criminal and other investigations with respect to whether certain transactions and payments arranged by some current or former employees of Siemens relating to the carrier-related operations for fixed and mobile networks that were transferred to Nokia Siemens Networks were unlawful. These investigations are part of substantial transactions and payments involving Siemens’ former Com business and other Siemens’ business groups which were and are still under investigation.

In December 2008, legal proceedings and government investigations against Siemens were concluded in Germany and settled in the United States. To resolve these legal matters, Siemens agreed to pay a fine of EUR 395 million to German authorities, in addition to the EUR 201 million fine previously paid, and to pay a criminal fine of USD 450 million to the US Department of Justice and to disgorge profits of USD 350 million to the US Securities and Exchange Commission for criminal and civil violations of the US Foreign Corrupt Practices Act. The investigations of employees of Siemens and other individuals remain unresolved by these settlements. To date, none of the fines imposed on Siemens has applied to Nokia Siemens Networks or Nokia. It is not possible at this time to predict whether other government authorities will take further actions and if they do what they might be and the extent to which such actions might apply to or affect Nokia Siemens Networks or Nokia.

The internal review by Nokia Siemens Networks and Nokia is complete. Siemens has informed us that its own investigation is also complete. Although the government investigations of Siemens by German and United States authorities have been concluded and resolved, investigations in other countries continue, as well as investigations of Siemens employees and other individuals. Accordingly, until these investigations are complete and the matter resolved, it is not possible to ensure that Siemens employees who may have been involved in the alleged violations of law were not transferred to Nokia Siemens Networks. Nor is it possible to predict the extent to which there may be undetected additional violations of law that may have occurred prior to the transfer that could result in additional investigations or actions by government authorities. Such actions have, and could include criminal and civil fines, tax liability, as well as other penalties and sanctions. It is also not possible to predict whether there have been any ongoing violations of law after the formation of Nokia Siemens Networks involving the assets and employees of the Siemens carrier-related operations that could result in additional actions by government authorities. The development of any of these situations could have a material adverse effect on Nokia Siemens Networks and our reputation, business, results of operations and financial condition. In addition, detecting, investigating and resolving such situations have been, and might continue to be, expensive and consume significant time, attention and resources of Nokia Siemens Networks and our management, which could harm our business and that of Nokia Siemens Networks.

The government investigations may also harm Nokia Siemens Networks’ relationships with existing customers, impair its ability to obtain new customers, business partners and public procurement contracts, affect its ability to pursue strategic projects and transactions or result in the cancellation or renegotiation of existing contracts on terms less favorable than those currently existing or affect its reputation. Nokia Siemens Networks has terminated relationships, originated in the Siemens carrier-related operations, with certain business consultants and other third-party intermediaries in some countries as their business terms and practices were contrary to Nokia Siemens Networks’ Code of Conduct, thus foregoing business opportunities. It is not possible to predict the extent to which other customer relationships and potential business may be affected by Nokia Siemens Networks legally compliant business terms and practices. Third-party civil litigation may also be instigated against the Siemens carrier-related operations and/or employees transferred to Nokia Siemens Networks.

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

See Item 8A7. “Litigation” for a more detailed discussion about litigation that we are party to.

Allegations of possible health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to this matter, regardless of merit, could have a material adverse effect on our sales, results of operations, share price, reputation and brand value by leading consumers to reduce their use of mobile devices, by increasing difficulty in obtaining sites for base stations, or by leading regulatory bodies to set arbitrary use restrictions and exposure limits, or by causing us to allocate additional monetary and personnel resources to these issues.

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

Over the past eight years Nokia has been involved in several class action matters alleging that Nokia and other manufacturers and cellular service providers failed to properly warn consumers of alleged potential adverse health effects and failed to include headsets with every handset to reduce the potential for alleged adverse health effects. All but one of these cases have been withdrawn or dismissed, with one dismissal currently on appeal. The remaining pending case is currently the subject of a motion to dismiss. In addition, Nokia and other mobile device manufacturers and cellular service providers were named in five lawsuits by individual plaintiffs who allege that radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor. Those cases were dismissed in August 2007. The plaintiffs appealed those dismissals to the District of Columbia Court of Appeals which are currently pending.

Although Nokia products, services and solutions are designed to meet all relevant safety standards and recommendations globally, even a perceived risk of adverse health effects of mobile communications devices or base stations could have a material adverse effect on us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a material adverse effect on our reputation and brand value, results of operations as well as share price.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

For 2008, our net sales totaled EUR 50.7 billion (USD 70.6 billion) and net profit was EUR 4.0 billion (USD 5.6 billion). At the end of 2008, we employed 125 829 people; had production facilities for mobile devices and network infrastructure around the world; sales in more than 150 countries; and a global network of sales, customer service and other operational units.

History

During our 142 year history, Nokia has evolved from its origins in the paper industry to become the world leader in mobile communications. Today, approximately a billion people from virtually every demographic segment of the population use Nokia mobile devices for communications, business, entertainment and as luxury items.

The key milestones in our history are as follows:

•	In 1967, we took our current form as Nokia Corporation under the laws of the Republic of Finland. This was the result of the merger of three Finnish companies: Nokia AB, a wood-pulp mill founded in 1865; Finnish Rubber Works Ltd, a manufacturer of rubber boots, tires and other rubber products founded in 1898; and Finnish Cable Works Ltd, a manufacturer of telephone and power cables founded in 1912.

•	We entered the telecommunications equipment market in 1960 when an electronics department was established at Finnish Cable Works to concentrate on the production of radio-transmission equipment.

•	Regulatory and technological reforms have played a role in our success. Deregulation of the European telecommunications industries since the late 1980s has stimulated competition and boosted customer demand.

•	In 1982, we introduced the first fully-digital local telephone exchange in Europe, and in that same year we introduced the world’s first car phone for the Nordic Mobile Telephone analog standard.

•	The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity in addition to high-quality sound, was followed by the European resolution in 1987 to adopt GSM as the European digital standard by July 1, 1991.

•	The first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja in 1991, and in the same year Nokia won contracts to supply GSM networks in other European countries.

•	In the early 1990s, we made a strategic decision to make telecommunications our core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computer, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested during the period from 1989 to 1996.

•	Mobile communications evolved rapidly during the 1990s and early 2000s, creating new opportunities for devices in entertainment and enterprise use. This trend—where mobile devices increasingly support the features of single-purposed product categories such as music players, cameras, pocketable computers and gaming consoles—is often referred to as digital convergence.

•	Nokia Siemens Networks began operations on April 1, 2007. The company, jointly owned by Nokia and Siemens and consolidated by Nokia, combined Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks.

•	In 2007 and 2008, we continued to develop our services and software offering with the acquisition of key technologies and expertise such as NAVTEQ in digital mapping. Together with the reorganization of our corporate structure in January 2008, this development is designed to create a world leading portfolio of consumer Internet services.

Organizational Structure

We have three reportable segments: Devices & Services; NAVTEQ; and Nokia Siemens Networks.

Our Devices & Services group was formed on January 1, 2008, and combined our three former mobile device business groups—Mobile Phones, Multimedia and Enterprise Solutions—and the supporting horizontal groups into one integrated business group. The new organizational structure is designed to align Nokia with the opportunities we see for future growth in devices and services and increase efficient ways of working across the company. Devices & Services has three units: Devices; Services; and Markets. The three units receive operational support from our Corporate Development Office, which is also responsible for exploring corporate strategic and future growth opportunities.

We completed our acquisition of NAVTEQ Corporation on July 10, 2008, one of a number of strategic acquisitions to bring us the technology and knowledge we believe we need to compete effectively in consumer Internet services. NAVTEQ is a leading provider of comprehensive digital map information and related location-based content and services for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. By acquiring NAVTEQ, we aim to ensure the continued development of our context and geographical services through Nokia Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation and targeted advertising. At the same time, NAVTEQ continues to develop its expertise in the navigation industry, service its strong customer base and invest in the further development of its industry-leading map data and technology platform. NAVTEQ is a wholly-owned subsidiary of Nokia.

Nokia Siemens Networks was formed on April 1, 2007, and combined our former Networks business group with Siemens’ carrier-related operations for fixed and mobile networks. Nokia Siemens Networks is jointly owned by Nokia and Siemens and consolidated by Nokia. Nokia Siemens Networks has five business units: Radio Access; Converged Core; Broadband Connectivity Solutions; Operations and Business Software; and Services.

Devices & Services and Nokia Siemens Networks are each reportable segments for financial reporting purposes. Commencing with the third quarter 2008, NAVTEQ is also a reportable segment. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments effective in 2008.

For a breakdown of our net sales and other operating results by category of activity and geographical location, see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Other

We primarily invest in research and development, marketing and building the Nokia brand. However, over the past few years we have increased our investment in services and software, including acquiring a number of companies with specific technology assets and expertise. We expect the amount of capital expenditure (excluding acquisitions) during 2009 to be approximately EUR 700 million, and to be funded from our cash flow from operations. During 2008, our capital expenditures (excluding acquisitions) totaled EUR 889 million, compared with EUR 715 million in 2007. For further information regarding capital expenditures see Item 5A. “Operating Results” and for a description of capital expenditures by our reportable segments see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

We maintain listings on three major securities exchanges. The principal listing venues for our shares are NASDAQ OMX Helsinki, in the form of shares, and the New York Stock Exchange, in the form of American Depositary Shares. In addition, our shares are listed on the Frankfurt Stock Exchange.

Our principal executive office is located at Keilalahdentie 4, P.O. Box 226, FI-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.

4B. Business Overview

Devices & Services

The following discussion should be read in conjunction with Item 3D. “Risk Factors” and “Forward-Looking Statements.”

Overview

The mobile communications industry has evolved rapidly during the past two decades. While today mobile devices are still used primarily for voice and text message communication, people increasingly also use them to take and send pictures, listen to music, record video, watch TV, play games, surf the Internet, check email, navigate, manage their schedules, browse and create documents, and more. This trend—where mobile devices increasingly support the features of single-purposed product categories such as music players, cameras, pocketable computers and gaming consoles—is often referred to as digital convergence. Multifunctional mobile devices, which are often called converged devices, smartphones, or multimedia computers, typically feature computer-like and consumer electronics-like hardware and software. Today, people want to be truly connected, independent of time and place, in a way that is very personal to them. Nokia’s goal is to create mobile devices in every price band and every category combined with context-enriched services to deliver compelling consumer solutions.

A person’s choice of mobile device is influenced by a number of factors, including their purchasing power, brand awareness, technological skills, fashion consciousness and lifestyle. The global market for mobile devices is comprised of many different consumer groups and markets with different characteristics, dynamics and stages of development. We believe that in order to meet our customers’ needs, we need to have a focused, optimally-sized offering of commercially appealing mobile devices with attractive aesthetics, design and a combination of value-adding functionalities that are easy to discover and use for all major consumer segments and price points designed, as appropriate, for the local requirements and preferences of different markets and supported by the Nokia brand, quality and competitive cost structure. Further, we believe a competitive product device portfolio needs to include leading flagship products, be innovative and ahead of the expectations of the customer and differentiated positively from our competition. For our services, including map data and related content, a competitive portfolio means offering value-added services which are easy to access and use and positively differentiates us from our competition.

Nokia mobile devices are developed and produced by our Devices & Services group. We shipped a total of 468 million mobile devices in 2008, representing growth of 7% compared with 2007. Based on an estimated global market volume for mobile devices of 1.21 billion units for 2008, our estimated full-year global market share increased to 39% from an estimated 38% for 2007. This further strengthened our leading position in the global mobile device market—a position Nokia has held since 1998.

Nokia mobile devices are primarily based on the GSM/EDGE, 3G/WCDMA and CDMA global cellular standards, and also increasingly feature non-cellular technologies such as Bluetooth, WLAN and GPS. Our higher-end converged devices, such as our Nokia Nseries and Nokia Eseries smartphones, typically offer the functionalities of many portable single-purpose devices—such as megapixel cameras, music players, computers, gaming consoles and navigation devices—in a single, converged device. In 2008, we shipped a total of 61 million converged devices.

In 2008, Nokia and industry partners took the first steps to develop Symbian OS, the market-leading operating system for mobile devices, into an open and unified mobile software platform, which will eventually move towards ‘open source’. In December 2008, Nokia acquired full ownership of Symbian Limited, the company that develops and licenses Symbian OS, and, together with industry partners, initiated plans to establish the Symbian Foundation, an independent, non-profit entity to lead this development.

Our Devices & Services group is comprised of three units—Devices, Services, and Markets—each of which is outlined in the following sections.

Devices

Our Devices unit is responsible for developing and managing our mobile device portfolio, including the sourcing of components. The unit consists of the following four operational sub-units:

•	Research and Development, responsible for developing innovative ways to improve the performance and quality of our mobile devices and optimize the experience consumers have in using them;

•	Design, focused on enhancing the look, feel, quality, durability and usability of our mobile devices as well as maximizing their relevance for specific consumers and their conformity to local tastes;

•	Category Management, responsible for defining our device product strategy, conceptualizing new devices and managing our product portfolio, and;

•	Focused Businesses, which comprises three device-led businesses distinct from our mainstream mobile devices business: CDMA, which works together with co-development partners to support operators that use CDMA technology, with a particular focus on the United States; Nokia Gear, which is responsible for device enhancements, such as Bluetooth headsets and carrying cases; and Vertu, a manufacturer and retailer of luxury mobile phones that sells products through 20 Vertu stores and over 600 points of sale across approximately 65 countries.

Our R&D, design and category management sub-units are each aligned with five product categories, which represent target segments for Nokia’s mobile device portfolio: Connect, Achieve, Explore, Live and Entry.

Connect focuses on mobile devices where the balance between price, functionality and style is key. Devices in this category typically have mainstream features, including megapixel cameras, music players and navigation functionality. Highlights from 2008 included the following:

•	The announcement and shipments of the Nokia 6210 Navigator, the first Nokia GPS-enabled device with an integrated compass for pedestrian guidance.

•	The announcement and shipments of the Nokia 6220 classic, a device that combines a 5 megapixel camera with Assisted GPS (A-GPS) functionality, allowing photos to be ‘geotagged’, making them easier to search and share.

•	The announcement and shipments of the Nokia 6600 fold, a smooth-back fold design with a 2.13 inch, 16 million color display.

Achieve is focused on advanced mobile devices targeted at business users, with the flagship range being the current Nokia Eseries of devices. They are designed specifically, though not exclusively, for business use, and to address companies’ security, manageability, cost and ease-of-use concerns. Nokia Eseries devices feature both cellular connectivity, such as GSM and 3G/WCDMA, and non-cellular connectivity, such as WLAN. They also support network connectivity, personal information management, email and corporate telephony (PBX) system access, device management and security solutions. Achieve focuses on partnering with leading industry players in corporate mobility like Alcatel Lucent, Cisco, IBM, and Microsoft. During 2008, together with Microsoft, we announced the debut of Mail for Exchange for all S60 devices, instantly enabling a user base of over 80 million devices worldwide to connect to Microsoft Outlook with no additional license fees. Other highlights from 2008 included the following:

•	The announcement and shipments of the Nokia E71, a stainless steel-cased device with a full QWERTY keyboard, a 3.2 megapixel camera and A-GPS functionality and fully equipped for easy-to-install professional and personal email.

•	The announcement and shipments of the Nokia E66, a stainless steel-cased, slide-to-open device with a 3.2 megapixel camera and A-GPS functionality and fully equipped for easy-to-install professional and personal email.

•	The announcement and shipments of the Nokia E63, with a full QWERTY keyboard, a variety of multimedia features and offered at a price point intended to make the Eseries range accessible to a wider audience.

Explore focuses on advanced devices optimized for creating, accessing, experiencing and sharing multimedia, with the starting point being the current Nseries range of multimedia computers. Explore aims to take advantage of device convergence by capturing value from traditional single-purpose product categories, including music players, cameras, pocketable computers, gaming consoles and navigation devices, by bringing combinations of their various functionalities into Nokia devices. Highlights from 2008 included the following:

•	The announcement and shipments of the Nokia N78 and Nokia N79, fully-featured multimedia computers equipped with a 3.2 megapixel camera, A-GPS functionality and high-speed connectivity.

•	The announcement and shipments of the Nokia N85, a multimedia computer featuring a 5 megapixel camera, A-GPS functionality, a three-month integrated license for turn-by-turn voice navigation and high-speed connectivity.

•	The announcement and shipments of the Nokia N96, optimized for video and TV and featuring a 5 megapixel camera, A-GPS functionality and high-speed connectivity.

•	The announcement of the Nokia N97, a multimedia computer featuring a 3.5 inch touch display with a full QWERTY keyboard, a 5 megapixel camera, integrated A-GPS sensors and an electronic compass, and with 32 GB of on-board storage.

Live concentrates on mobile devices with distinct designs and features targeted at specified style and music-driven consumer segments, with devices grouped under the Xpress sub-category. The Xpress sub-category focuses on the mobile music experience and consumer multimedia. The Xpress sub-category also meets the needs of Explore consumers below the N-Series price threshold. Highlights from 2008 included the following:

•	The announcement and shipments of the Nokia 5800 XpressMusic, a device optimized for music and featuring a 3.2 inch touch screen display with tactile feedback, a 3.2 megapixel camera and A-GPS functionality.

•	The announcement and shipments of the Nokia 7610 Supernova, a device featuring a slide design, a 3.2 megapixel camera and theme colorizer—a function enabling the use of camera images as a basis for the device’s wallpaper and illumination color.

Entry addresses markets where there has been and we believe continues to be significant potential for growth. Our aim is to provide affordable mobile phones while cooperating with local mobile operators to offer solutions designed for a low total cost of ownership. In instances where their price point deems it appropriate, some of our Connect and Live mobile devices also target entry-level markets. Entry devices have voice capability, basic messaging and calendar features, and, increasingly, color displays, radios, basic cameras and Bluetooth functionality. Highlights from 2008 included the following:

•	The announcement and shipments of eight mobile devices with functions and features specially designed for consumers in emerging markets: the Nokia 1202, Nokia 1209, Nokia 1680 classic (from Connect), Nokia 2680 slide, Nokia 2600 classic (from Connect), Nokia 5000 (from Live), Nokia 7070 Prism (from Live) and Nokia 7100 Supernova (from Live).

•	The announcement of five mobile devices with functions and features specially designed for consumers in emerging markets, all of which are shipping in the first half of 2009: the Nokia 1661, Nokia 2320 classic, Nokia 2323 classic, Nokia 2330 classic and Nokia 5130 XpressMusic.

Services

Functionalities that improve the mobile device user experience are evolving. We are increasing our offering of consumer Internet services, in five areas—music, maps, media, messaging and games—and working to deliver those services in an easily accessible manner to consumers. Our Services unit, which during 2008 operated under the Services & Software name, is responsible for developing this part of our business. The new name reflects organizational changes within the unit resulting from our decision in 2008 to focus on offering consumer Internet services in the five areas that we regard as both having the greatest appeal to consumers and being the most financially viable: music, maps, media, messaging and games. Nokia estimates that the overall market value of these targeted segments will be approximately EUR 40 billion in 2011. Our strategy in competing in this market is for Nokia’s consumer Internet services to support our device average selling price, extend and enhance the Nokia brand, generate incremental net sales and profit streams, and create value and choice for consumers. Currently, we are working to grow our customer base and build customer loyalty in each of the five focus areas. By combining value and choice for consumers with our scale in mobile device deliveries, our goal is to become the global leader in “Internet on mobile.”

Over the past few years we have increased our research and development in services and supporting software and have made a number of strategic acquisitions to bring us the knowledge and technology that we believe we need to compete effectively in consumer Internet services. The most recent acquisitions are as follows:

•	In October 2006, we acquired Loudeye, a global leader in digital music platforms and digital media distribution services; and gate5, a leading supplier of mapping, routing and navigation software and services.

•	In July 2007, we acquired Twango, which provides a comprehensive media sharing solution for organizing and sharing photos, videos and other personal media. By acquiring Twango, Nokia is able to offer people an easy way to share multimedia content through their desktop and mobile devices.

•	In October 2007, we acquired Enpocket, a global leader in mobile advertising with technology and services for planning, creating, executing, measuring and optimizing mobile advertising campaigns.

•	In December 2007, we acquired Avvenu, a company providing secure remote access and private sharing technology that allows users to access and view PC files remotely.

•	In July 2008, we acquired Plazes to enable us to further develop our offering of context-based services.

•	In November 2008, we acquired OZ Communications, strengthening our position in consumer mobile messaging.

•	In February 2009, we acquired bit-side to strengthen and accelerate our mobile development for Nokia Maps.

As part of our efforts to concentrate on consumer Internet services, we completed or announced the following disposals in 2008:

•	In May 2008, we completed the sale of Identity Systems, an enterprise software development business, to Informatica Corporation.

•	In December 2008, we announced the sale of our security appliance business to Check Point Software Technologies.

Services consists of five operational sub-units—Music, Social Location, Media, Messaging and Games—each focused on the development of services in their respective areas. The five sub-units are supported by three horizontal teams: People & Places, whose role is to build and develop links between our five core services, and act as the primary interface between Services and NAVTEQ; Service Experience, whose role is to develop ways to improve the experience people have when using our services, in particular working to ensure that there is a common look and feel across the portfolio; and Service Platforms, tasked with developing the infrastructure upon which we deploy our services; in particular working to ensure that we are able to deploy them speedily and efficiently. Highlights from 2008 in our five targeted segments included the following:

Music: In the United Kingdom, we launched our Comes With Music service, an ’all-you-can-eat’ offer where, following the purchase of a Nokia Comes With Music-edition device, users can download freely from a catalogue of millions of tracks for a pre-defined period of time—typically one year or longer—and keep the music once that period is up. Since the year-end, we have also announced the launch of the service in Australia and Singapore. During 2008, we also expanded the presence of Nokia Music Store, our digital music store, to 12 countries across three continents. Both Nokia Music Store and the Comes With Music service include all the major labels and hundreds of independent labels.

Maps: Nokia Maps 2.0 was made available with maps for 150 countries and 15 million points of interest and features both ‘drive’ and ‘walk’ navigation. We also completed the acquisition of NAVTEQ, enabling us to start integrating NAVTEQ technology into new services for our customers.

Media: We continued to develop our media sharing capabilities, including our application and content sharing service Mosh, Widsets and Download! as well as our pre-load business. In February 2009, we announced the launch of Ovi Store, a one-stop shop that will offer consumers relevant, targeted media through their social connections and their physical location information. Ovi Store will consolidate our existing media sharing capabilities.

Messaging: We made a number of announcements in the area of messaging: we announced the acquisition of OZ Communications, a leading supplier of email, instant and social messaging applications to operators in North America and other markets; we announced the renewal of our business mobility strategy, including the shift of resources from our Intellisync email service to focus on developing consumer messaging solutions including push email—email with an ‘always on’ capability—and we announced Nokia Messaging, a service which gives millions of consumers access to email and instant messaging accounts from Yahoo! Mail and Yahoo! Messenger, Windows Live Hotmail, Gmail and Google Talk, and AOL Mail as well as email solutions from thousands of ISPs around the world on the majority of Nokia devices. Nokia Messaging is expected to launch commercially later in 2009.

Games: We launched and expanded the N-Gage games service with several titles of interactive, multiplayer games from publishers including Capcom, EA Mobile, Gameloft, Glu Mobile and Nokia Games Publishing.

An important part of our services strategy is Ovi, our Internet services brand we introduced in 2007. By integrating our individual services under the Ovi brand we aim to simplify the user experience of Nokia services and differentiate ourselves from competitors in the consumer Internet services market.

With Ovi services and applications—accessible online at Ovi.com, on a PC using Nokia Ovi Suite, and through various Nokia mobile device applications—users can easily manage, synchronize and share their personal files or information, as well as access Nokia services in music, maps, media sharing, messaging and games. Our plan is for people to be able to combine Ovi services as they want to and customize their view and experience of Ovi.

We continued to develop Ovi during 2008, rolling out new services or releases of existing services that users can access through www.ovi.com. As is common practice in the Internet services business, we continue to add new elements and services to Ovi as they go through beta testing and develop sufficiently for a wider audience. We are also working to improve the way people discover and use our Internet services through Ovi.com. One of our key goals is to bring all of our services under the Nokia Account—a single user name and password to access the different services.

Markets

Our Markets unit is responsible for the management of our supply chains, sales channels, brand and marketing activities. The unit consists of three operational sub-units: Sales, Marketing and Demand Supply Network Management.

Sales

Our Sales sub-unit is responsible for the sales of Nokia mobile devices from the Connect, Achieve, Explore, Live and Entry device categories. Most of Nokia’s mobile device business derives from sales to operators, distributors, independent retailers, corporate customers and consumers. However, the percentage of our total device volume that goes through each channel varies by region. In 2008, distributors accounted for approximately 95% of our device volumes in the Asia-Pacific region, approximately 91% in the Middle East & Africa and approximately 79% in China. In Europe, distributors accounted for approximately 39% and operators approximately 46% of our volumes. In both Latin America and North America, operators accounted for more than 84% of our 2008 volumes.

Each of our active operator and distributor customers is supported by a Nokia account team. In addition, customer executive teams led by Nokia Group Executive Board members focus on both Devices & Services and Nokia Siemens Networks for the largest operator groups.

Marketing

Our Marketing sub-unit is responsible for our outbound marketing activities, with the aim of developing and enhancing the Nokia brand and increasing traffic to both physical and online sales points. The Interbrand annual rating of 2008 Best Global Brands positioned Nokia as the fifth most-

valued brand in the world, for the second consecutive year. Other highlights from 2008 included the following:

•	Our move to theme-based marketing, designed to increase the consistency of our marketing messages and further build the Nokia Nseries and Nokia Eseries sub-brands, as well as our Ovi services brand. Important campaigns were those around navigation services and devices, the Nokia Supernova range of style devices, the Nokia E71 device, Nokia Music Store, as well as new additions to our range of multimedia computers: the Nokia N79, Nokia N85 and Nokia N96.

•	The launch of new Nokia flagship retail stores in central London (February 2008) and at London Heathrow Airport (March 2008) in the United Kingdom, and in São Paulo (October 2008) in Brazil, bringing the number of Nokia flagship stores to ten. The stores sell a wide range of Nokia products and provide a Nokia-branded experience directly to consumers in some of the world’s major cities.

•	The share of digital marketing in our overall marketing mix continued to increase as consumer consumption of media shifted from traditional broadcast media towards the Internet. We continued to grow the global reach of our own, bought and earned (including social) online media. Consumer engagement using digital marketing media has grown exceptionally fast in the emerging markets where Internet web and Wireless Access Protocol (WAP) access over a mobile device allow the new mobile consumers to bypass PC technology, lowering barriers to consumer Internet access.

Demand Supply Network Management

Our Demand Supply Network Management sub-unit is responsible for production and logistics for Nokia mobile devices. It also handles our customer care service.

We operated ten manufacturing facilities in nine countries around the world for the production of mobile devices as of December 31, 2008. Production at our plant in Salo, Finland, our plant in Beijing, China and our plant in Masan, South Korea is geared towards high-value, low-to-medium volume mobile devices. Our Vertu business is served by our manufacturing plant in the United Kingdom.

Our six other production facilities—Komárom in Hungary, Cluj in Romania, Dongguan in China, Chennai in India, Manaus in Brazil and Reynosa in Mexico—concentrate on the production of high volume, cost-sensitive mobile devices. Our manufacturing facilities form an integrated global production network, giving us flexibility to adjust our production volumes to fluctuations in market demand in different regions.

We continually assess the efficiency and competitiveness of our manufacturing facilities. In February 2008, we started production at our new facility in Cluj, Romania. In June 2008, we discontinued the production of mobile devices in Germany and closed our Bochum site, moving production to our other sites in Europe.

Each of our plants employs state-of-the-art technology and is highly automated. During 2008, in addition to the significant capital investment we made in our new facility in Romania, we made investments in our plants in India and Brazil.

Our mobile device manufacturing and logistics—which we consider to be a core competence and competitive advantage—are complex, require advanced and costly equipment and involve outsourcing to third parties. During 2008, outsourcing covered approximately 17% of our manufacturing volume of mobile device engines, which include the hardware and software that enable the basic operation of a mobile device. Outsourcing has been utilized to adjust our production to seasonal demand fluctuations.

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

Design

In Devices & Services, we take a human approach to designing mobile devices. Using our understanding of the way people live and their aspirations we create designs that they will want and love to use. This ethos is central to our design work and brand.

Our design process is influenced by consumers and their behavior—how they want a mobile device to look, function and fit into their lifestyle. We focus on making devices and services that are beautiful to use—sleek design and ease of use, relevance for specific consumers and local tastes and creating a joy of use.

We have a multi-disciplinary design team of approximately 340 designers, psychologists, researchers, anthropologists and technology specialists representing more than 30 different nationalities. Based in China, Europe and the US, the team conducts in-depth research and analysis of consumer trends and behavior, as well as studies new technologies, materials, shapes and styles.

Technology, Research and Development

Component Sourcing

In line with industry practice, Devices & Services sources components for our mobile devices from a global network of suppliers. These components include electronic components, such as chipsets, integrated circuits, microprocessors, standard components, printed wiring boards, sensors, memory devices, cameras, audio components, displays, batteries and chargers, and mechanical components, such as covers, connectors, key mats, antennas and mechanisms. Such hardware components account for the majority of our overall spending on sourcing. We also source software and content, including third-party software and content that enable various features and applications to be added into our products.

Chipset Platforms

A chipset platform comprises integrated circuits designed to work as a unit and perform specific functions in a mobile device. A key component of the chipset is the modem, responsible for converting the digital language of a chip to the analog language of radio. This allows one device to communicate with another over radio signals.

We discontinued our own chipset development in 2007 and have since expanded our use of commercially available chipsets. Today, we operate a multi-sourcing model for our chipsets, working with five chipset suppliers: Broadcom, Infineon Technologies, Qualcomm, ST-Ericsson and Texas Instruments.

Our multi-vendor strategy is aimed at increasing the efficiency of our research and development efforts by allowing Nokia to leverage external innovation through working with the best partner in a specific chipset development area, and by freeing our own R&D resources to focus on our core competencies in modem development and other areas central to Nokia’s growth strategy, such as consumer Internet services and enterprise software.

We are continuing to develop our leading modem technology, which includes protocol software and related digital design for multi-protocol modems. Modem technology is an area where we believe we have a competitive advantage through our strong experience, execution capability and intellectual property rights position. We license our modem technology to chipset manufacturers who use it in the chipsets they develop and produce for Nokia and, if they so decide, in the chipsets they produce for the open market.

Software

Software refers to both the platforms that enable the implementation of radio technologies and applications in mobile devices, and the applications or services that run on a mobile device.

We deploy different software operating systems to allow us to balance usability, features and cost in a flexible manner. These include Series 30, Series 40 and Maemo, all software platforms developed in-house; and S60, software built on Symbian OS, an operating system widely used by the industry. We provide mobile devices for a wide range of market segments, price points and user groups, and by having different software operating systems we are able to choose the right one for each Nokia device. S60, which we use in our own devices and which is licensed to other device manufacturers, is the world’s leading smartphone software platform.

In 2008, Nokia and industry partners took the first steps to develop Symbian OS, the market-leading operating system for mobile devices, into an open and unified mobile software platform, which will be licensed royalty-free and eventually move towards ‘open source’. In December 2008, Nokia acquired full ownership of Symbian Limited, the company that develops and licenses Symbian OS, and, together with industry partners, initiated plans to establish the Symbian Foundation, an independent, non-profit entity to develop a unified platform with a single user interface framework. The goal is for the Symbian Foundation to build on the appeal of Symbian OS and accelerate the development of compelling web-enabled applications.

The Symbian Foundation initially combines software assets contributed by Fujitsu, Motorola, Nokia, NTT DoCoMo, and Sony Ericsson. By mid-February 2009, more than 70 companies had announced their endorsement of the plans to establish the foundation, including Nokia and the other initial board members: AT&T, LG Electronics, NTT DoCoMo, Samsung Electronics, Sony Ericsson, ST-Ericsson, Texas Instruments and Vodafone. The contributed software is to be made available to all foundation members under a royalty-free license from the foundation’s first day of operations, expected before the end of the first half of 2009.

Key to our software strategy are cross-platform development environments, or layers of software that run across different device operating systems. These layers enable developers with experience in a variety of software environments to create applications for the mobile market. Our acquisition of Trolltech in 2008 should enable us to accelerate our cross-platform software strategy for mobile devices and desktop applications and develop our consumer Internet services business. Trolltech now operates as Qt Software, taking its new name from its Qt technology that forms the basis for tens of thousands of commercial and open source applications.

Research and Development

Since January 1, 2008 the bulk of our research and development activity has fallen within Research & Development, a sub-unit of our Devices unit. A smaller portion of our research and development efforts falls within our Services unit, while longer-term technology development comes under the scope of Nokia Research Center, a global network of research centers and laboratories Nokia maintains, in many cases in collaboration with outside partners.

Nokia Research Center

Looking beyond the development of current products, services, platforms and technologies, our corporate research center creates assets and competencies in technology areas that we believe will be vital to our future success. In recent years, Nokia Research Center has been a contributor to almost half of Nokia’s standard essential patents.

The center works closely with Nokia Devices & Services and Nokia Siemens Networks and collaborates with several universities and research institutes around the globe. These include the Massachusetts Institute of Technology and Stanford University in the United States, the University of Cambridge in the United Kingdom, and Tsinghua University in China. Further expanding the scope of our long-term technology development, in 2008 Nokia Research Center launched joint research programs with the Swiss Federal Institutes of Technology in Lausanne and Zurich (EPFL and ETH Zurich) and with the Helsinki University of Technology in Finland. During the year, we also established a new research laboratory in Los Angeles, California.

Research highlights in 2008 included the successful trial and continued development by Nokia Research Center Palo Alto in conjunction with University of California, Berkeley of a system to provide real-time traffic information based on speed and location data from GPS-enabled mobile devices carried by motorists. Building from the Nokia Maps service, this provides a glimpse into the future with the mobile device as a personal travel assistant. Nokia Research Center also launched Morph, a concept that demonstrates the functionality that nano-technology might be capable of delivering: fully flexible materials, a revolutionary self-cleaning shell and transparent electronics. The Morph concept was conceived out of a scientific partnership between Nokia Research Center and the Cambridge Nanoscience Centre.

At the beginning of 2009, Nokia Research Center adopted a research agenda focused on four core areas, compared with eight previously. The four areas of research are: rich context modeling; high performance mobile platforms; cognitive radio; and user interface technology. By pursuing a narrower research program, Nokia Research Center is targeting the areas that, besides being the most viable investments financially, we believe offer the best potential for strengthening our position in the converging Internet and communications industries in the long term. In revising its research agenda, Nokia Research Center is also discontinuing research in technology where a certain degree of maturity has already been reached within the business.

Patents and Licenses

A high level of investment by Devices & Services in research and development and rapid technological development has meant that the role of intellectual property rights, or IPR, in our industry has always been important. Digital convergence, multiradio solutions, alternative radio technologies, and differing business models combined with large volumes are further increasing the complexity and importance of IPR.

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

We have built our IPR portfolio since the early 1990s, investing approximately EUR 40 billion cumulatively in research and development, and we now own approximately 11 000 patent families. As a leading innovator in the wireless space, we have built what we believe to be one of the strongest and broadest patent portfolios in the industry, extending across all major cellular and mobile communications standards, data applications, user interface features and functions and many other areas. We receive royalties from certain handset and other vendors under our patent portfolio.

We are a world leader in the development of the wireless technologies of GSM/EDGE, 3G/WCDMA, HSPA, OFDM, WiMAX, LTE and TD-SCDMA, and we have a robust patent portfolio in all of those technology areas, as well as for CDMA2000. We believe our standards-related essential patent portfolio is one of the strongest in the industry. In GSM, we have declared close to 300 GSM essential patents with a particular stronghold in codec technologies and in mobile packet data. Our major contribution to WCDMA development is demonstrated by approximately 370 essential patent declarations to date. Our CDMA2000 portfolio is also robust with approximately 150 patents declared essential. The number of essential patents is expected to increase further due to the rapid development of higher data rate technologies, an area where we are a particularly strong contributor.

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

Our products and solutions include increasingly complex technology involving numerous patented, standardized or proprietary, technologies. A 3G/WCDMA mobile device, for example, may incorporate three times as many components, including substantially more complex software, as our 2G/GSM mobile devices. As the number of entrants in the market grows, as the Nokia product range becomes more diversified, as our products and solutions are increasingly used together with hardware, software or service components that have been developed by third parties, as Nokia enters new businesses, and as the complexity of technology increases, the possibility of alleged infringement and related intellectual property claims against us continues to rise. As new features are added to our products, services and solutions, we are also agreeing upon licensing terms with a number of new companies in the field of new evolving technologies. We believe companies like Nokia with a strong IPR position, cumulative know-how and IPR expertise can have a competitive advantage in the converging industry, and in the increasingly competitive marketplace.

Competition

The mobile device market continues to undergo significant changes, most notably due to the convergence of mobile device technology with the Internet, which are significantly impacting the competitive landscape in the mobile device market.

Mobile device market participants compete with each other on the basis of their product, services and solutions portfolio, user experience, design, price, operational and manufacturing efficiency, technical performance, distribution strategy, quality, customer support, brand and marketing. The critical factors that determine the success of a product or service vary by geographical market and product and services segment. For instance, price, brand and distribution are often the critical factors in entry-level markets. In general, mobile device markets are becoming more segmented and diversified, and we face competition from different mobile device manufacturers in different user segments, price points and geographic markets.

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

Historically, our principal competitors in mobile devices have been other mobile device manufacturers such as LG, Motorola, Samsung and Sony Ericsson. However, traditional market participants have in recent years been joined by mobile network operators, which are increasingly offering mobile devices under their own brand, which increases competition from non-branded mobile device manufacturers, and other new market participants, such as manufacturers traditionally active in other segments of the consumer electronics industry. Our competitors today include, but are not limited to, Apple, Garmin, Google, Hewlett Packard, HTC, Huawei, Palm, Research in Motion, TomTom and ZTE. The mobile device industry may continue to attract new entrants.

As a result of developments in our industry, including the convergence of mobile device technology with the Internet, we also face competition from companies historically focused on related industries, such as Internet-based products and services, consumer electronics manufacturers, network operators and business device and solution providers, some of which have more scale and experience and a stronger market presence in certain market segments, such as Internet services. Many mobile device manufacturers—both traditional participants and new entrants—have expanded into Internet services and enterprise software in an effort to differentiate themselves from competitors. Mobile network operators are also seeking to provide services to consumers for their own branded devices, including both Nokia devices and devices from other manufacturers. We also face competition from consumer Internet service providers, which may provide competing software and services for free.

Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within products and solutions, we face competition at the level of these layers rather than solely at the level of complete products and solutions. An example of such a layer is operating system software, with competitors including, but not limited to, Apple, Google, Microsoft, Palm and Research in Motion. The competition also includes open source software initiatives, such as the Open Handset Alliance, which is developing the Android mobile device software platform and operating system, and LiMo Foundation, which is developing the LiMo mobile device operating system. Mobile devices are, to an increasing extent, based on various technology platforms, which brings the competition to the technology platform layer and changes the barriers of entry for new market entrants.

Also, significant changes in exchange rates may also impact our competitive position through their impact on our competitors. In 2008, the most notable of such impacts was the depreciation of the Korean won by 29% against the US dollar and 27% against the euro, which benefitted our Korea-based competitors.

Due to the intensity, complexity and diversity of the competition overall, the competitive landscape in our industry or in specific industry segments can change very rapidly. As the parameters of competition are less firmly established than in other industries where the competitive landscape does not change greatly from year to year, it is difficult to predict how the competitive landscape of the mobile device industry will develop in the future.

NAVTEQ

Overview

In July 2008, we acquired NAVTEQ Corporation, a leading provider of comprehensive digital map information and related location-based content and services for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. By acquiring NAVTEQ, we aim to ensure the continued development of our context and geographical services through Nokia Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation and targeted advertising. At the same time, NAVTEQ also continues to develop its expertise in the navigation industry, service its strong customer base and invest in the further development of its industry-leading map data, location-based services and technology platform. As of December 31, 2008, NAVTEQ had 4 028 employees in 35 countries. Highlights in 2008 after the completion of our acquisition of NAVTEQ included the following:

•	NAVTEQ announced an industry strategy for map-enhanced ADAS (advanced driver assistance systems) using the Map-Enhanced Positioning Engine (MPE).

•	NAVTEQ started providing both NAVTEQ Traffic RDS delivery service and NAVTEQ interactive advertising services for multiple Garmin devices (the nuvi 755T and 775T and nuvi 2x5 family).

Together with Garmin, NAVTEQ is the first to bring an advertising-supported, real-time traffic service to market in North America.

•	NAVTEQ expanded its portfolio of dynamic content, or real-time data, to include flight status and fuel prices, leveraging leading dynamic distribution capabilities from traffic and camera alerts.

NAVTEQ’s map database enables its customers to offer dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users. NAVTEQ provides its database to mobile device and handset manufacturers, automobile manufacturers and dealers, navigation systems manufacturers, software developers, Internet portals, parcel and overnight delivery services companies and governmental and quasi-governmental entities, among others. The products and services incorporating NAVTEQ map data include the following:

•	Dynamic navigation is real-time, detailed turn-by-turn route guidance which can be provided to end-users through vehicle navigation systems, as well as through GPS-enabled handheld navigation devices, and other mobile devices.

•	Route planning consists of driving directions, route optimization and map display through services provided by Internet portals and through computer software for personal and commercial use.

•	Location-based services include location-specific information services, providing information about people and places that is tailored to the immediate proximity of the specific user. Current applications using NAVTEQ’s map database include points of interest locators, mobile directory assistance services, emergency response systems and vehicle-based telematics services.

•	Geographic information systems render geographic representations of information and assets for management analysis and decision making. Examples of these applications include infrastructure cataloging and tracking for government agencies and utility companies, asset tracking and fleet management for commercial logistics companies and demographic analysis.

In addition, NAVTEQ has a traffic and logistics data collection network in which it processes traffic incident and event information, along with comprehensive traffic flow data collected through its network of roadside sensors, in order to provide detailed traffic information to radio and television stations, in-vehicle and mobile navigation systems, Internet sites and mobile device users. In January 2009, NAVTEQ expanded its traffic offering in Europe with the completion of its acquisition of T-Traffic, a leading provider of traffic services in Germany.

NAVTEQ’s map database is a highly accurate and detailed digital representation of road transportation networks in Europe, North America and other regions around the world. This database offers extensive geographic coverage, including data at various levels of detail for 74 countries on six continents, covering more than 15 million miles of roadway worldwide. Unlike basic road maps, NAVTEQ’s map database currently can have over 260 unique attributes for a particular road segment. The most detailed coverage includes extensive road, route and related travel information, including attributes collected by road segment that are essential for routing and navigation, such as road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, the database currently includes over 30 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites. We believe NAVTEQ’s digital map has the most extensive navigable geographic coverage of any commercially available today.

Sales and Marketing

Sales

NAVTEQ provides its data to end-users through multiple distribution methods including retail establishments, the Internet, automobile, handset and mobile device manufacturers and their dealers, and other re-distributors. NAVTEQ also offers distribution services to its customers, including the manufacturing and shipping of digital storage media to automobile manufacturers and dealers or directly to end-users, as well as a complete range of services, including inventory management, order processing, on-line credit card processing, multi-currency processing, localized VAT handling and consumer call center support.

NAVTEQ licenses and distributes its database in several ways, including licensing and delivering the database directly and indirectly to its business customers and consumer end-users. In addition to the basic license terms that typically provide for non-exclusive licenses, the license agreements generally include additional terms and conditions relating to the specific use of the data.

The license fees for NAVTEQ’s data vary depending on several factors, including the content of the data to be used by the product or service, the use for which the data has been licensed and the geographical scope of the data. The fees paid for the licenses are usually on a per-copy basis or a per-transaction basis. NAVTEQ also produces and delivers database copies to automobile manufacturers pursuant to purchase orders or other agreements.

Marketing

NAVTEQ’s marketing efforts include a direct sales force, attendance and exhibition at trade shows and conferences, advertisements in relevant industry periodicals, direct sales mailings and advertisements, electronic mailings, Internet-based marketing and co-marketing with customers.

Technology, Research and Development

NAVTEQ’s global technology team focuses on developments and innovations in data gathering, processing, delivery and deployment of its map database and related content. NAVTEQ employs an integrated approach to its database, software support and operations environments and devotes significant resources and expertise to the development of a customized data management software system. NAVTEQ has also built workstation software to enable sophisticated database creation and the performance of updating tasks in a well-controlled and efficient environment with the ability to access the common database from any of its more than 190 satellite offices and edit portions of the data concurrently among several users. NAVTEQ’s proprietary software enables its field force to gather data on a real-time basis on portable computers in field vehicles. Once the data has been gathered and stored on portable computers, NAVTEQ’s field force performs further data processing at its field offices before integrating the changes into the common database.

Patents and Licenses

NAVTEQ relies primarily on a combination of copyright laws, including, in Europe, database protection laws, trade secrets and patents to establish and protect its intellectual property rights in its database, software and related technology. NAVTEQ holds a total of more than 200 United States patents, which cover a variety of technologies, including technologies relating to the collection and distribution of geographical and other data, data organization and format, and database evaluation and analysis tools. NAVTEQ also protects its database, software and related technology, in part, through the terms of its license agreements and by confidentiality agreements with its employees, consultants, customers and others.

Competition

The market for map and related location-based information is highly competitive. NAVTEQ currently has several major competitors, including Tele Atlas, which was acquired by TomTom, and numerous governmental and quasi-governmental mapping agencies that license map data for commercial use, as well as many local competitors in geographic areas outside of North America and Europe. Several global and local companies as well as governmental and quasi-governmental agencies are making more map data information with greater coverage and content, and higher quality, available free of charge or at lower prices, which may encourage new market entrants or reduce the demand for fee-based products and services which incorporate our map database. In addition, in recent years, several companies have engaged in map data collection or have announced plans to map various countries around the world. Aerial, satellite and other location-based imagery is also becoming increasingly available. This content may provide NAVTEQ’s customers with an alternative to its map data and make it less costly and time-consuming for competitors to build a high quality map database.

Nokia Siemens Networks

Overview

This section describes the business of Nokia Siemens Networks, a company jointly owned by Nokia and Siemens and consolidated by Nokia, which started operations on April 1, 2007. Nokia Siemens Networks combined Nokia’s former Networks business with Siemens’ carrier-related operations for fixed and mobile networks. Its operational headquarters are in Espoo, Finland, along with two of its five business units. Nokia Siemens Networks has a strong regional presence in Munich, Germany, where two of its business units are based. The Services business unit is based in New Delhi, India. The Board of Directors of Nokia Siemens Networks is comprised of seven directors, four appointed by Nokia and three by Siemens, and Nokia appoints the CEO.

Nokia Siemens Networks provides wireless and fixed network infrastructure, communications and networks service platforms, as well as professional services to operators and service providers. Nokia Siemens Networks has a broad product and services portfolio designed to address the converging mobile and fixed infrastructure markets and a global base of customers with a presence in both developed and emerging markets and one of the largest service organizations in the industry. Nokia Siemens Networks focuses primarily on the GSM family of radio technologies and aims at leadership in: GSM, EDGE and WCDMA/HSPA networks; core networks with increasing IP and multi-access capabilities; fixed broadband access, transport, operations and billing support systems; and professional services such as managed services and consulting. Nokia Siemens Networks is also a vendor of mobile WiMAX solutions.

During 2008, the Nokia Siemens Network integration was largely completed and Nokia Siemens Networks delivered on its commitment to achieve substantially all of the EUR 2 billion of targeted annual cost synergies. In the current challenging economic conditions and intensely competitive market Nokia Siemens Networks’ focus continues to be on profitability and cash flow, which the management believes will allow the company to build a long-term sustainable business.

At December 31, 2008, Nokia Siemens Networks had 60 281 employees, more than 600 operator customers in over 150 countries, and systems serving in excess of 1.5 billion subscribers. Highlights from 2008 included the following:

•	At the Mobile World Congress 2008, Nokia Siemens Networks launched its LTE solution for radio and core networks, including the new Flexi Multimode Base Station, and in October announced that it had begun shipping LTE-compatible Flexi base stations.

•	Nokia Siemens Networks demonstrated its technological leadership throughout the year with a number of industry-leading events: the launch of the industry’s first DWDM single optical platform serving Metro to Core; the world’s first demonstration of LTE-Advanced technology; a record-breaking 100 Gbps transmission on a single wavelength for more than 1 040 kilometers over deployed field fiber (with Verizon), and; the worlds fastest IHSPA data call using a mobile device.

•	Nokia Siemens Networks secured major 3G radio access deals all over the world, from the UK to Mexico and Brazil to Indonesia.

•	Nokia Siemens Networks’ Services expanded its global remote delivery capability, delivering more than 200 projects across the world with successes including major event support ensuring network quality and performance, software upgrades and maintenance, and network monitoring and planning services.

•	Nokia Siemens Networks continued to win major managed services deals including a breakthrough network operations agreement with Embarq Corporation in the United States.

•	Demonstrating its ongoing commitment to developing innovative solutions for emerging markets, Nokia Siemens Networks launched its eCommerce rural trading platform with Fujian Mobile in China, and added internet capability to its Village Connection solution.

•	Nokia Siemens Networks acquired Carrier Ethernet specialist Atrica, and Apertio, a leading provider of open real-time subscriber data platforms and applications.

•	In November, Nokia Siemens Networks announced that it completed the preliminary planning process to identify the proposed remaining headcount reductions necessary to reach its previously announced synergy-related headcount adjustment goal of 9 000 and began the process of sharing those plans with employees and their representatives.

Nokia Siemens Networks Business Units

Nokia Siemens Networks has five business units: Radio Access; Converged Core; Broadband Connectivity Solutions; Operations and Business Software; and Services. These are supported by Operations; Research, Technology & Platforms; and Customer and Market Operations.

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

Converged Core develops core network solutions for mobile and fixed network operators. The main products are switches, different kinds of network servers, subscriber databases and media gateways. Nokia Siemens Networks circuit-switched network solutions are aimed at helping operators provide high quality voice solutions and reduce the cost of providing voice minutes to subscribers. Nokia Siemens Networks has expanded its portfolio in subscriber data management solutions with the acquisition of Apertio, completed in 2008. Apertio is an innovator of real-time subscriber data platforms and applications. Many of Nokia Siemens Networks core network products are used in both fixed and mobile networks as part of so-called fixed-mobile convergence.

Broadband Connectivity Solutions focuses on transport networks, which are the underlying infrastructure for all fixed and mobile networks. To better meet customer requirements in the converging transport and broadband sectors, the Broadband Access and IP Transport business units were merged from January 1, 2009 into this new business unit. Consumer applications, the needs of large enterprise, the growth of the Internet and new services have increased the demand for bandwidth. Broadband Connectivity Solutions provides the fundamental elements for high-speed transmission via optical and microwave networks, including packet-oriented technologies such as Ethernet and traditional protocols such as TDM. The business unit also provides a comprehensive portfolio for the wire line connectivity area such as digital subscriber line access multiplexers, and narrowband/multi-service equipment. The business unit aims to provide cost-efficient high bandwidth for access networks, enabling high quality “triple play” services such as high-speed Internet, VoIP and IPTV.

Operations and Business Software provides network and service management software and charging and billing software. Operations support systems seek to improve the operational efficiency of operators and reduce network complexity, while service management allows operators to speed up the service launch and manage customer experience. Business support systems let operators differentiate themselves from the competition by enabling flexible pricing and charging of services and calling plans.

Services offers operators a broad range of professional services, from consultancy to outsourced operations; systems integration to hosting; and from network design to network care, including a full range of network implementation and turnkey solutions. Services has the capability to integrate software from virtually all vendors, helping operators and service providers to achieve a higher quality of service with lower operating and capital expenditure. The Services portfolio is delivered through a global organization that covers 150 countries, with more than 20 000 experts serving more than 1 500 customers.

Compliance Program

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

Nokia Siemens Networks’ Code of Conduct, which is identical with the Nokia Code of Conduct, defines boundaries between appropriate and inappropriate business behavior. According to the Code of Conduct, Nokia Siemens Networks employees must not engage in activities that may lead to conflicts of interest, such as any agreement or understanding regarding gifts, hospitality, favors, benefits or bribes, in exchange for gaining or maintaining business. The Code of Conduct is supported by the company’s anti-corruption compliance program, which includes, among other things, a detailed handbook, training, and several reporting and helplines available for employees and external workers. The training program has been in place since April 1, 2007 and by the end of 2008, the training was available in 18 languages and more than half of all employees had successfully completed the online Code of Conduct test. It will be replaced by a new mandatory training scheme in 2009.

Sales and Marketing

Sales

The Customer and Market Operations organization oversees and executes sales and marketing at Nokia Siemens Networks. Customer teams and customer business teams, which handle larger, multinational customers, act as the company’s main customer interfaces to create and capture sales opportunities by developing solutions together with their customers. Sales of infrastructure equipment, software and services to customers are done predominantly directly or in some cases through approved Nokia Siemens Networks reseller companies.

Nokia Siemens Networks has organized its customer business teams on a regional basis. For the biggest global customers, dedicated account units beyond this regional structure are in place. Each of Nokia Siemens Networks’ customers is supported by a dedicated account team. In addition, customer executive teams led by Nokia Group Executive Board members focus on both Nokia’s Devices & Services and Nokia Siemens Networks for the largest operator groups.

Solution Sales Management supports the sales process by managing bids and pricing for products and services.

Marketing

Nokia Siemens Networks introduced its own brand in 2007, and by leveraging the strong presence of its parent companies, has positioned its global strengths in business and connectivity solutions with customers, media, governments and analysts through opening events, brand engagement activities and customer-focused initiatives throughout 2008.

Marketing has a broad remit to support Nokia Siemens Networks’ wide portfolio of products, software and solutions across all regions and customer business teams with a wide range of activities including marketing communications, branding, advertising, media campaigns, exhibitions and events, customer marketing activities, testimonials, industry seminar, forums and thought leadership programs, many of which are executed in close collaboration with the company’s sales force, solution sales managers, business units as well as strategy, human resources and corporate communication teams.

Nokia Siemens Networks has also strengthened its solutions-driven approach that seeks a deeper partnership with its customers by focusing on the specific business needs of an operator and the day-to-day running of its networks, rather than on solely providing network equipment to meet technology-specific needs.

Production

Operations is responsible for the supply chain management of all Nokia Siemens Networks’ hardware, software and original equipment manufacturer, or OEM, products. This includes supply planning, manufacturing, distribution, procurement, logistics, demand/supply network design and delivery capability creation in product programs.

At December 31, 2008, Nokia Siemens Networks had production facilities in nine major plants globally: three in China (Beijing, Shanghai and Suzhou), two in Finland (Espoo and Oulu), two in Germany (Berlin and Bruchsal), and two in India (Calcutta and Chennai). The facility in Chennai, where mobile communications infrastructure is manufactured and distributed, was opened in November 2008 to support India’s rapid growth in mobile subscribers.

In December 2008, as part of its merger-related cost synergy process, Nokia Siemens Networks completed the sale of its manufacturing site in Durach, Germany in a management buy-out, led by the existing leadership of the facility. The deal included a multi-year agreement for the site to continue production for Nokia Siemens Networks. In November 2008, Nokia Siemens Networks announced that it planned to close its Espoo production facility, and began negotiations with employee representatives to that end.

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

Nokia Siemens Networks generally prefers to have multiple sources for its components, but it sources some components from a single or a small number of selected suppliers. As is the case with suppliers to Nokia Devices & Services, management believes that these business relationships are stable and typically involve a high degree of cooperation in research and development, product design and manufacturing. This is necessary in order to ensure optimal product interoperability.

Technology, Research and Development

Research, Technology & Platforms of Nokia Siemens Networks focuses on research, standardization, intellectual property rights, innovation, R&D services and platform development. It cooperates with universities, the IT industry, standardization and other industry cooperation bodies worldwide.

Nokia Siemens Networks research and development work focuses on wireless and wireline communication solutions that enable communication services for people and businesses. These include wireless connectivity solutions like GSM/EDGE, 3G/WCDMA, TD-SCDMA, HSPA, WiMAX and LTE and wireline connectivity solutions based on copper (ADSL, VDSL with Fiber to the curb, or FTTC, Fiber to the building, or FTTB, and fiber-based next generation optical access, or NGOA).

In the transport and aggregation domain, Carrier Ethernet, IP Routing, IP traffic analysis and multi-access mobility are among the key focus areas. Within the applications domain, research and development focuses on the service delivery framework (SDF), messaging, browsing, downloading and streaming, common service, subscriber and device profile data storage. It also focuses on peer-to-peer, or person-to-person, IP connectivity session control (IMS) & VoIP, network/service/subscriber/device management, online and offline charging for post- and pre-paid subscribers.

Where appropriate, Nokia Siemens Networks seeks to provide support for technologies that it does not produce itself.

Patents and Licenses

Nokia Siemens Networks seeks to safeguard its investments in technology through adequate intellectual property rights, including patents, patent applications, design patents, trade secrets, trademark registrations and copyrights.

Nokia Siemens Networks owns a significant portfolio comprising IPR that was transferred from its parent companies at time of merger and IPR filed since its start of operations on April 1, 2007 resulting from strong investment in research and development. Nokia Siemens Networks is a world leader in the research and development of wireless technologies, as well as of transport and broadband technologies, and it has robust patent portfolios in a broad range of technology areas. The IPR portfolio includes standards-related essential patents and patent applications that have been declared by Nokia and Siemens. Nokia Siemens Networks will declare its own essential patents and patent applications based on evaluation of pending cases with respect to standards. Nokia Siemens Networks receives and pays certain patent license royalties based on existing agreements with telecommunication vendors.

Competition

In 2007, the competitive environment changed significantly in the market for mobile and fixed networks infrastructure and related services with the emergence of the merged Alcatel-Lucent and the formation of Nokia Siemens Networks. As a result, together with Ericsson and Huawei, there are now four major global players leading the network infrastructure market that offer a portfolio covering both equipment and services. This competitive environment remained broadly unchanged throughout 2008.

Our principal competitors in network infrastructure include Alcatel-Lucent, Cisco, Ericsson, Huawei, Motorola, NEC, Nortel and ZTE. In services, competition is from both traditional as well as non-traditional telecommunications players such as Accenture, HP and IBM. HP is active in the service delivery platform market and IBM is active, for example, in the billing and data center businesses. In addition to these companies, there are many other competitors, such as Fujitsu, Juniper, Samsung and Tellabs, which have a narrower scope in terms of served regions and business areas.

Conditions in the market for mobile and fixed networks infrastructure and related services remained challenging in 2008, as the difficult conditions that emerged in 2007 continued. The market continued to be characterized by equipment price erosion, a maturing of industry technology and intense price competition and the market was flat in euro terms in 2008 compared to 2007. In addition the financial and economic turmoil that emerged during the latter part of 2008 further intensified the difficulties in the market leading to forecasts of a retraction of the market in 2009.

In addition, consolidation among network operators has increased the need for scale, which is continuing on a regional basis, and placed pressure on vendors in 2008. The increasing demand for data communication has heightened the need for a broader business scope, with companies trying to differentiate themselves through innovations such as reduced energy consumption.

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

The fixed line market continues to be characterized by intense price pressure, both in terms of equipment price erosion due to heavy competition, especially from Asian vendors, and from declining tariffs, which are expected to continue to fall. Decreasing fixed line revenues combined with rising voice and data network traffic are expected to force network operators to invest in new business opportunities and continue their network evolution to converged IP/Ethernet- and wavelength-division multiplexing-based transport architectures. The global trend of subscribers moving to mobile communications from fixed communications is expected to continue, especially with the growth in the number of mobile subscribers in markets where it is not economically feasible to build a fixed network.

Seasonality—Devices & Services, NAVTEQ and Nokia Siemens Networks

For information on the seasonality of Devices & Services, NAVTEQ and Nokia Siemens Networks, see Item 5A. “Operating Results—Overview—Certain Other Factors—Seasonality.”

Sales in sanctioned countries—Devices & Services, NAVTEQ and Nokia Siemens Networks

We are a global company and have sales in most countries of the world. We sold mobile devices and services through Devices & Services and network equipment through Nokia Siemens Networks to customers in Iran, Sudan and Syria in 2008. NAVTEQ did not have any sales to customers in these countries from the completion of our acquisition of NAVTEQ on July 10, 2008 to December 31, 2008. Our aggregate sales to customers in these countries in 2008 accounted for approximately 1.6% of Nokia’s total net sales, or EUR 791 million. Iran, Sudan and Syria are subject to US economic sanctions that are primarily designed to implement US foreign policy and the US government has designated these countries as “state sponsors of terrorism.”

Government Regulation—Devices & Services, NAVTEQ and Nokia Siemens Networks

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work or our customers do business. As a result, changes in or uncertainties related to various types of regulations applicable to current or new technologies, products, services or solutions could affect our business adversely. Moreover, the implementation of technological or legal requirements could impact our products, services and solutions, manufacturing or distribution processes, and could affect the timing of product, services and solution introductions, the cost of our production, products, services or solutions, as well as their commercial success. Also, our business is subject to the impacts of changes in trade policies or regulation favoring the local industry participants, as well as other measures with potentially protectionist objectives that the host governments in different countries may take. Export control, tariffs or other fees or levies imposed on our products; environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products, services and solutions; as well as new services related to our products, could adversely affect our net sales and results of operations.

For example, in the United States, our products and solutions are subject to a wide range of government regulations that might have a direct impact on our business, including, but not limited to, regulation related to product certification, standards, spectrum management, access networks, competition and environment. We are in continuous dialogue with relevant United States agencies, regulators and the Congress through our experts, industry associations and our office in Washington, D.C. Also, the European Union (EU) regulation has in many areas a direct effect on our business and customers within the single market of the EU. For example, the European Commission is considering measures that would require the member states of the European Union to levy import duties for high-end mobile devices and their components which, if eventually taken, could potentially result in similar counter-measures by the other countries outside the European Union. These legal requirements influence, for example, the conditions for innovation and investment in fixed and wireless broadband communication infrastructure. We interact continuously with the EU institutions through our experts, industry associations and our office in Brussels.

Corporate Responsibility—Nokia Devices & Services and Nokia Siemens Networks

The following discussion includes description of the corporate responsibility activities of our Devices & Services and Nokia Siemens Networks segments only, unless otherwise indicated. In the following discussion, “Nokia” refers to Nokia excluding NAVTEQ and Nokia Siemens Network.

Customers—Corporate Responsibility

Accessibility of Nokia Devices

Accessibility is about making Nokia devices and services usable and accessible to the greatest possible number of people, including customers with disabilities. We have been working on accessibility concerns for more than ten years, and by the end of 2008 we continued to offer more than 60 device features or applications aimed at providing greater accessibility for people with limitations in hearing, speech, vision, mobility and cognition. We work together with representatives from disability organizations, regulators and academia to discuss accessibility priorities and development. During 2008, we offered new functionality for accessibility, including:

•	A wireless bluetooth loopset LPS-5, for connecting a mobile phone or other audio device with t-coil equipped hearing aids;

•	Improved video call functionality to support online calls using sign language; and

•	Support for Hands Free Adapter with a mobility switch that allows users to activate all the voice activated features of a Nokia device.

Nokia Forum third-party developers have also introduced voice feedback, optical scanning and supportive services to the mobile devices that complement the Nokia offering addressing sensorial and physical challenges in mobile communications.

Employees—Corporate Responsibility

Values

We have a set of values developed by our employees around the world that reflects and supports our business and changing environment. The values act as a foundation for our evolving business culture and form the basis of how we operate: achieving together, to reflect how we reach out to others, encouraging them to work together with us and share risks, responsibilities and successes; very human, to reflect how we do business and work with each other; engaging you, to reflect how we engage our customers, our suppliers, and our own employees in what Nokia stands for; and passion for innovation, to reflect our curiosity about the world around us and our desire to improve people’s lives through innovation in technology.

We also encourage open discussion and debate within the business. An annual global employee survey is conducted as a way of getting feedback from our employees on a range of important issues, and we act on this feedback when designing our people policies and practices. It is also possible for employees to ask questions about our business, even anonymously, through the company Intranet—our internal Internet pages—and receive a prompt and openly published response.

Nokia Siemens Networks also has a set of values that reflects and supports its business and the changing environment. The values form the basis of how Nokia Siemens Networks operates: focus on our customer, to reflect the importance of helping customers succeed in their business; communicate openly, to reflect the importance of speedy, fact-based and transparent communications; inspire, to reflect the importance of building excitement within the business, especially about the needs of customers; innovate, to reflect the focus on innovation to succeed; and win together, to reflect how trust, respect, honesty and openness form the workplace.

Code of Conduct

Efforts at expanding the knowledge among employees of Nokia’s Code of Conduct continued in 2008. By the end of the year, approximately 86% of Nokia employees had completed the Nokia Code of Conduct training provided by the company. Upon the completion of our acquisition of NAVTEQ, we have also communicated our Code of Conduct to all NAVTEQ employees to make them aware of our values, ethics and responsibilities both as a business and as individual employees. Information on the Nokia Code of Conduct is available in 34 languages, and a web training tool and online test for employees are used to ensure they understand the issues covered in the Nokia Code of Conduct. Since the beginning of 2009, Nokia has had an Ethics Office, whose role is to support all employees in matters relating to the Code of Conduct.

On January 1, 2009, Nokia Siemens Networks published a revised Code of Conduct which is identical with that of Nokia. See Item 4B. “Business Overview—Nokia Siemens Networks—Compliance Program.”

Labor Conditions at Manufacturing Facilities

At December 31, 2008, we had 25 576 employees working directly in production, including manufacturing, packaging and shipping, at our ten mobile device manufacturing facilities. During 2008, the injury and illness rate amongst all our employees at our production facilities was 0.6.

In 2008, all nine of our main device manufacturing facilities were assessed against our assessment framework which is based on International Labour Organization conventions and the human rights declarations of the United Nations. The assessments were conducted by a professional external assessment company, STR-CSCC. Results showed these factories have successfully implemented the framework into employment processes, although some areas for improvement related to overtime control and occupational safety, mainly related to fire safety, were detected. All findings have an action plan in place and those facilities with an action plan will receive a reassessment during first half 2009 to ensure full compliance with the framework.

To support the implementation of the framework all manufacturing facility employees undertake training on the principles of the framework as part of their induction.

At December 31, 2008, Nokia Siemens Networks had 2 012 employees working directly in production—including manufacturing, packaging and shipping—at its production facilities. During 2008, Nokia Siemens Networks started to develop a framework for managing labor conditions. The first step was to define a standard, which is based on International Labour Organization conventions and standardized Industry Code of Conduct, benchmarked against international labor laws and standards. This standard will be integrated into Nokia Siemens Networks global employment policies and guidelines, providing information and guidance. Using the standard as performance indicators, Nokia Siemens Networks is also building an effective management system to monitor and assess labor conditions, starting first with manufacturing operations.

Promoting Diversity in the Workplace

Nokia and Nokia Siemens Networks are committed to both promoting diversity and inclusion in the workplace and providing rewarding career development opportunities for all employees. In 2008, on average, 13.7% of senior management positions within Nokia were held by women, while 47.4% of senior management positions were held by people of non-Finnish nationality. At December 31, 2008, 22.7% of senior management positions within Nokia Siemens Networks were held by women. Senior management positions are defined differently in Nokia and Nokia Siemens Networks, and accordingly their related data is not directly comparable.

Voluntary Attrition at Nokia

During 2008, the rate of voluntary attrition was 9.3% at Nokia and 6.2% at Nokia Siemens Networks.

Suppliers—Corporate Responsibility

Nokia

During 2008, we continued to promote environmental and social responsibility in the supply chain. From the environmental perspective, we increased the visibility of suppliers’ environmental performance and target setting, focusing on four key areas: energy consumption, carbon dioxide (CO2) emissions, water consumption and waste generation. Of our suppliers that together account for 69% of our overall hardware expenditure, 82% have reduction targets for energy, CO2, water and waste in place and monitored. This monitoring is continuing in 2009 as part of our ongoing cooperation with suppliers.

We also monitored our suppliers’ site certification to Environmental Management System ISO14001. At December 31, 2008, 91% of our direct suppliers’ sites serving Nokia were ISO14001 certified. These certified suppliers account for at least 98% of our hardware purchasing expenditure.

Regarding EU REACH, or the European Union Regulation on Registration, Evaluation, Authorisation and Restriction of Chemicals, we have been actively surveying and co-operating with all our direct suppliers to generate awareness and ensure that necessary actions are in place.

From a social and environmental perspective we have continued to promote compliance against our requirements. We conducted 62 Nokia Supplier Requirements assessments and eight in-depth labor, health and safety and environmental assessments in 2008. Five of the in-depth assessments were conducted by internal Nokia assessors and three by external third-party assessors, as part of the Global eSustainability Initiative (GeSI) and Electronic Industry Citizenship Coalition (EICC) industry joint audit pilot.

Nokia conducts an annual Supplier Satisfaction Survey. In 2008, the overall satisfaction survey result was 78%, on a scale where 0% represents an unacceptable level and 100% represents an excellent level. Overall satisfaction reflects how Nokia performs on areas such as planning, relationship management and whether other business expectations force suppliers to compromise on their environmental and ethical level of compliance. The overall satisfaction level of suppliers to Nokia’s Corporate Responsibility was 90%.

In addition to our own work we have continued to participate at an industry level through the GeSI and World Resources Institute’s Greenhouse Gas (GHG) Protocol, and we actively participate in workgroups focusing on learning and capability building, extractives and joint industry audits.

Nokia Siemens Networks

All Nokia Siemens Networks suppliers must meet Nokia Siemens Networks’ global supplier requirements, which set standards for the management of ethical, environmental and social issues. This commitment is part of the contractual agreements with the suppliers.

To monitor our suppliers, Nokia Siemens Networks conducts regular audits to identify risks, monitor compliance and raise awareness of its requirements, and shares best practice on CR management. In 2008, Nokia Siemens Networks carried out 103 system audits to assess compliance with its supplier requirements. Nokia Siemens Networks also conducted in-depth labor conditions audits of seven suppliers in China, India and the UK.

The annual Nokia Siemens Networks supplier satisfaction survey was conducted with 290 key suppliers. This survey showed ‘business ethics and environment’ as the area on which Nokia Siemens Networks scored best, obtaining an overall score of 8.3 (scale 1-10). Based on the feedback of this survey, Nokia Siemens Networks considers that the basic requirements are understood well by the majority of its suppliers, and that suppliers find the requirements to be strict.

In early 2008, Nokia Siemens Networks also conducted a survey on the compliance to its requirement on Environmental Management System (EMS) among its direct suppliers. The survey showed that 91% of suppliers’ sites had a documented EMS in place, and the majority of these were also certified.

Nokia Siemens Networks also continues to work in collaboration with others in our industry to improve standards in the ICT supply chain through groups such as the GeSI.

Society—Corporate Responsibility

Nokia

In 2008, Nokia continued to develop mobile data-gathering technology, aimed at helping organizations to collect field data without the use of paper forms. Intended primarily to assist non-profit organizations and government departments, this approach increases the speed of response time, increases efficiency and can reduce costs. In September 2008, the Nokia Data Gathering solution was launched in conjunction with its adoption by the Amazonas State Health Department in Brazil. In that case, the software is being used to monitor outbreaks of disease and the effectiveness of prevention programs in the city of Manaus.

During 2008, we continued to support a variety of youth development initiatives around the world, with activities underway in 57 countries. These projects are tailored to the needs of local communities and address issues such as education, employability and health, and encourage young people to contribute to their local communities. Nokia employees continued to give their time to community projects through the Nokia Helping Hands employee volunteering program. In 2008, more than 5 400 employees in 25 countries volunteered more than 34 000 hours of service.

In March 2008, the success of the Bridgeit youth education project in the Philippines was reflected in its renewal and expansion. Originally launched in 2003, Bridgeit uses mobile networks to bring interactive multimedia learning materials to schools that lack fixed internet connections or ready access to the latest educational materials. Through this partnership with International Youth Foundation, Pearson and the United Nations Development Programme, Nokia estimates that approximately one million elementary school children have benefited from the program to date.

During the year, Nokia continued to provide assistance to people affected by natural disasters. This assistance included the donation of funds and mobile phones to assist relief efforts following an earthquake in the Sichuan province of China and the donation of funds to assist relief efforts in the wake of Cyclone Nargis in Myanmar. Our support for cyclone victims in Myanmar has included a substantial sum raised through a UNICEF greetings card campaign. We have also committed to support the long-term reconstruction of the affected areas in both Myanmar and Sichuan province.

Additionally, in 2008 we donated funds to assist relief efforts following floods in Ghana and drought in Ethiopia; we donated funds and mobile phones to assist relief efforts following floods in Itajai Valley in Brazil; and we donated funds to support earthquake recovery programs in Chile and Pakistan.

Nokia Siemens Networks

During 2008, Nokia Siemens Networks provided assistance to people affected by natural disasters, actively participating in the relief efforts and restoration of communications systems in the wake of the earthquake in the province of Sichuan in China, and donating funds to international relief organizations.

In 2008, Nokia Siemens Networks launched several educational initiatives for underprivileged children in Ethiopia, Afghanistan, South Africa, China and India as well as initiatives to promote telecommunications skills and the role of women in technology in Indonesia and India. In Germany, Nokia Siemens Networks worked with a special needs center to build a communications network to help promote communication amongst its residents.

Nokia Siemens Network continues developing solutions supporting sustainable development in emerging markets. For example, during 2008 the Nokia Siemens Networks Village Connection was rolled out in India, with trials in Africa, the Asia-Pacific region and Latin America. By the end of the year, some 50 villages were covered by this innovative, cost-efficient solution that enables operators to extend their reach to remote villages and bypass the technology that typically would be required. In 2008, Nokia Siemens Networks also launched Internet Kiosk, an extension to the Village Connection program that lowers Internet costs by sharing access.

In 2008, Nokia Siemens Networks continued its collaboration with London Business School and University of Calgary. The ‘Connectivity Scorecard’ assesses performance against approximately 30 indicators of connectivity—including broadband, fixed-line, mobile and computing technologies—that contribute to a country’s social and economic prosperity. The study carried out across 25 countries analyzes not only a nation’s ICT infrastructure but how well it is being used, and ranks each country’s performance on a Connectivity Scorecard.

Environment—Corporate Responsibility

Nokia

In 2008, we continued to look for possibilities to reduce the environmental impact of our devices and operations at each stage of the product life cycle. Focus areas include materials used, energy efficiency, the manufacturing process and recycling. We also introduced several new mobile services advocating sustainable lifestyles.

Recycling Nokia Devices

Between 65% and 80% of a Nokia mobile device can be recycled. We participate in collective recycling schemes with other equipment manufacturers in Europe and Australia; have our own collection points for recycling used mobile devices and accessories in approximately 85 countries; and engage in local recycling awareness drives with retailers, operators, other manufacturers and authorities around the world. These drives aim at increasing consumer awareness of recycling and their responsibility for bringing back their used devices for responsible recycling. Additionally, we work with qualified recyclers around the world to ensure proper end-of-life treatment for obsolete devices.

During 2008, Nokia executed voluntary local recycling drivers to raise awareness in 30 countries. One of our most successful voluntary co-operative recycling initiatives is the Green Box campaign in China, which was initiated with China Mobile and Motorola in 2006. During 2008, collection volumes from the Green Box campaign exceeded 42 tons of waste, which equals to approximately 470 000 devices.

In 2008, Nokia continued to participate in financing the collection and treatment of electronic waste in different EU countries in accordance with requirements as set by National Implementation of the European Union WEEE directive, or directive on Waste Electrical and Electronic Equipment. There are now national collection networks in operation to collect and treat all electronic waste from households. During 2008, the EU Directive 2006/66/EC on Batteries initiated national set-up of similar collection networks for portable batteries. In addition, Nokia has during 2008 increased communication on recycling on local country level with the introduction of localized recycling information on Nokia Internet pages.

Energy Saving in Nokia Devices

Over the last decade, we have reduced the average no-load energy consumption of our chargers by over 80%, and our best-in-class chargers by over 95%. We are making good progress in reaching the target of reducing no-load power used by our chargers by 50% from the 2006 level by the end of 2010.

Nokia was the first mobile manufacturer to put alerts into devices encouraging people to unplug their chargers, and we are rolling these alerts out across our device range. Based on a voluntary agreement, namely EU IPP, or the EU pilot project on Integrated Product Policy, Nokia together with other manufacturers created and took into use a Mobile Device Charger Energy rating. The 0-5 star rating is based on the charger’s no-load power consumption and is shown as a specific label that raises awareness and encourages the use of more energy-efficient chargers. All new Nokia chargers are specified to meet the criteria of voluntary agreements such as the EU Code of Conduct and US Environmental Protection Agency’s Energy Star and the highest four and five star criteria of EU IPP.

Materials in Nokia Devices and Packaging

All Nokia mobile devices worldwide are fully compliant with EU RoHS, or the EU directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment. We have also phased out PVC from all Nokia’s mobile devices and enhancements. We are currently phasing out the use of brominated and chlorinated flame retardants and Antimony Trioxide. The first device leading this phase-out, the Nokia 7100 Supernova, was launched in November 2008.

In early 2008, we started shipping Nokia 3110 Evolve, the first mobile device whose bio-covers use 50% renewable materials, thus reducing the amount of fossil fuels used to manufacture it. Nokia’s high efficiency charger AC-8 was launched with the Nokia 3110 Evolve, and is now shipping in volumes with many of our devices. The packaging for the Nokia 3110 Evolve contained 60% recycled materials, doubling the amount of recycled content typically used. Furthermore, due to the smaller size of the overall sales package, substantially less cardboard is used.

We continue to improve our packaging solutions. The use of renewable, paper-based materials has been increased to over 95% of total packaging materials. From August 2008, the sales packages of all new devices have been smaller than their earlier equivalents. From February 2006 to the end of 2008 we reduced the weight of packaging materials and user guides of our most affordable devices by over 60%, which amounts to some 100 000 tons of saved paper. Smaller and lighter packaging has also reduced the need for transportation. The improvements in our packaging solutions have also translated into significant monetary savings.

Promoting Sustainability through Nokia Services and Software

Eco services have been developed to help people to make sustainable choices and to consider environment in everyday life. A variety of eco services are freely downloadable in Nokia devices.

In December 2008, we introduced the beta-version of Green Explorer, a free service designed to promote sustainable travel. The service is a combination of travel guide information and tips about sustainable travel shared by the users themselves.

We also launched Eco Catalogue, later known as Eco zone as part of the Nokia Download! offering. This service can already be used with 200 million Nokia devices. The Nokia Eco zone is a mobile destination that enables owners of Nokia devices to view and download a range of eco content varying from wallpapers and applications to links. During 2008, we also introduced we:offset, the world’s first CO2 emission offsetting tool for mobile devices.

Nokia Facilities: Energy, Emissions and Environmental Certifications

Nokia facilities consumed in 2008 69 GWh of direct and 592 GWh of indirect energy. This energy consumption caused 14 700 tons of direct and 218 000 tons of indirect greenhouse gas (CO2e) emissions. Direct energy means usage of gas and oil and indirect energy usage of electricity, district heating and district cooling in Nokia facilities. In addition to CO2e emissions caused by energy usage, direct greenhouse gas emissions include greenhouse gas warming potential caused by HFC-refrigerants. Without Nokia’s purchase of certified green energy, the above mentioned indirect emissions would have been greater by 46 700 tons.

Nokia has the corporate level ISO 14001 certificate in place for all manufacturing sites. Nokia Devices & Services supply chain-related environmental issues are discussed in the ’Suppliers’ section above.

Nokia Siemens Networks

Nokia Siemens Networks environmental strategy is to achieve a net positive impact on environment. It intends to achieve this through:

•	Minimizing its environmental footprint.

•	Combining environmental and business benefits for a sustainable solution.

•	Maximizing the positive impact of telecommunications on other industries.

Nokia Siemens Networks has set concrete and ambitious targets for improving the environmental performance of its products and its facilities. In June 2008, Nokia Siemens Networks joined the WWF Climate Savers program and committed to improve the energy efficiency of its base station products so that as a result their total annual CO2 footprint is targeted to be decreased by 28% by 2012, compared to 2007 best product performance, and to reduce energy consumption of its buildings by 6% by 2012. The emissions avoided by these actions would amount to approximately 2 million tons of CO2 annually.

Nokia Siemens Networks supports the move by the World Health Organization to harmonize global regulations on electromagnetic fields based on the widely recognized guidelines issued by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). Nokia Siemens Networks engages with its customers, including mobile network operators, to make them aware of electromagnetic field issues and provides detailed instructions to ensure they operate equipment appropriately to keep local exposure within safe limits. This includes offering support and training where necessary for customers who need support in this area, particularly in emerging markets. Furthermore, an important part of Nokia Siemens Networks’ responsibility in this area is to engage openly in the global public debate and monitor the latest scientific studies on radio waves and health. Nokia Siemens Networks’ electromagnetic field specialists are members of scientific organizations including the Bioelectromagnetics Society and the European Bioelectromagnetics Association, and participate in relevant scientific events.

Nokia Siemens Networks announced in 2008 that renewable energy will be the first choice for installed remote base station sites by 2011. In 2008, Nokia Siemens Networks participated in SMART 2020, the world’s first comprehensive global study of the ICT sector’s growing potential to reduce the CO2 emissions of many other industries.

All of Nokia Siemens Networks production sites are included in the scope of the ISO 14001 certification.

4C. Nokia Organizational Structure

The following is a list of Nokia’s significant subsidiaries as of December 31, 2008. See, also, Item 4A.“History and Development of the Company—Organizational Structure.”

		Nokia		Nokia
	Country of	Ownership		Voting
Company	Incorporation	Interest		Interest

Nokia Inc.	United States	100%		100%
Nokia GmbH	Germany	100%		100%
Nokia UK Limited	England & Wales	100%		100%
Nokia TMC Limited	South Korea	100%		100%
Nokia Telecommunications Ltd.	China	83.9%		83.9%
Nokia Finance International B.V.	The Netherlands	100%		100%
Nokia Komárom Kft.	Hungary	100%		100%
Nokia India Pvt Ltd.	India	100%		100%
Nokia Spain S.A.U.	Spain	100%		100%
Nokia Italia S.p.A.	Italy	100%		100%
Nokia Romania SRL	Romania	100%		100%
Nokia do Brasil Tecnologia Ltda.	Brazil	100%		100%
NAVTEQ Corporation	United States	100%		100%
Nokia Siemens Networks B.V.	The Netherlands	50	%(1)	50	%(1)
Nokia Siemens Networks Oy	Finland	50%		50%
Nokia Siemens Networks GmbH & Co KG	Germany	50%		50%
Nokia Siemens Networks Pvt. Ltd.	India	50%		50%

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Networks group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors and, accordingly, Nokia consolidates Nokia Siemens Networks.

4D. Property, Plants and Equipment

At December 31, 2008, Nokia operated ten manufacturing facilities in nine countries for the production of mobile devices, and Nokia Siemens Networks had nine major production facilities in four countries. We continually assess the efficiency and competitiveness of our manufacturing facilities. Nokia’s new mobile device manufacturing facility in Romania started production in February 2008. We closed our manufacturing facility in Bochum, Germany in June 2008 and moved its production to our other sites in Europe. In December 2008, as part of its merger-related cost synergy process, Nokia Siemens Networks completed the sale of its manufacturing facility in Durach, Germany in a management buy-out, led by the existing leadership of the facility. The deal included a multi-year agreement for the site to continue production for Nokia Siemens Networks. In November 2008, Nokia Siemens Networks announced that it planned to close its Espoo manufacturing facility, and following negotiations with employee representatives the plan is to close the facility during 2009 and ramp-up production in other Nokia Siemens Networks manufacturing facilities.

We consider the production capacity of our manufacturing facilities to be sufficient to meet the requirements of our devices and networks infrastructure business. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance. See, also, Item 4B. “Business Overview—

Devices & Services—Markets—Demand Supply Network Management” and “—Nokia Siemens Networks—Production.”

The following is a list of the location, use and capacity of manufacturing facilities for Nokia devices and Nokia Siemens Networks infrastructure equipment.

Productive
Capacity, Net
Country	Location and Products	(m2)(1)

BRAZIL	Manaus: mobile devices	13 028
CHINA	Beijing: mobile devices	24 108
	Dongguan: mobile devices	23 480
	Beijing: base stations, fixed network production	12 000
	Shanghai: base stations, broadband access systems, base stations controllers, transmission systems	13 079
	Suzhou: base stations	7 552
FINLAND	Salo: mobile devices	31 182
	Oulu: base stations	14 000
	Espoo: switching systems, microwave radio products	9 000
GERMANY	Berlin: optical transmission systems	17 800
	Bruchsal: fixed and mobile core systems, broadband access products, transmission systems	24 852
HUNGARY	Komárom: mobile devices	29 831
ROMANIA	Cluj: mobile devices	14 309
INDIA	Chennai: mobile devices	32 873
	Chennai: mobile base station controllers, microwave radio and access line-card products, other telecom equipment	7 800
	Calcutta: broadband access and IP transport production	31 808
MEXICO	Reynosa: mobile devices	21 151
REPUBLIC OF KOREA	Masan: mobile devices	24 237
UNITED KINGDOM	Fleet: mobile devices	2 728

(1)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

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

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Results for Nokia and its reportable segments for the years ended December 31, 2007 and 2006 have been regrouped for comparability purposes to the results for the year ended December 31, 2008 according to the current reportable segments. For a description of our organizational structure see Item 4A.—“History and Development of the Company—Organizational

Structure.” Business segment data in the following discussion is prior to inter-segment eliminations. See Note 2 to our consolidated financial statements included in Item 18 of this annual report.

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are available only for the period from July 10, 2008 to December 31, 2008.

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the years ended December 31, 2007 and 2008 are not directly comparable between each other or to our results for the prior years. Our results from January 1 to March 31, 2007 and for preceding years include our former Networks business group only.

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report Item 3D. “Risk Factors” and “Forward-Looking Statements.” Our financial statements have been prepared in accordance with IFRS.

Principal Factors Affecting our Results of Operations

Devices & Services

The principal source of net sales in our Devices & Services business is the sale of mobile devices. Our customers include mobile network operators, distributors, independent retailers, corporate customers and consumers. Our product and services portfolio covers all major consumer segments and price points from entry-level to mid-range and high-end devices as well as services. Our strategy is to have a focused, optimally-sized offering of commercially appealing mobile devices and services that differentiates us from our competition. Device hardware specifications, attractive design and materials, value-adding functionalities and region-specific local requirements and preferences are important competitive factors in achieving that objective.

Functionalities that improve the mobile device user experience are evolving. We are increasing our offering of consumer Internet services, specifically in music, maps (including navigation and points of interest), media (including the Ovi Store for applications), messaging and games, and working to deliver those services in an easily accessible manner to consumers. Net sales from such services are derived from consumer subscriptions paid in advance, consumer transactions paid when the service is delivered, and advertising or sponsoring fees collected from our business partners. At this early stage of development, we are currently focused on getting those services to consumers quickly through “combos” where certain mobile devices are offered in combination with one or more services. In the future, we believe that subscription renewals, transaction levels, and advertising or sponsoring revenues will increase as a proportion of overall services net sales.

Our competitive advantages include scale, brand, manufacturing and logistics, distribution and intellectual property.

•	Scale: Our substantial scale contributes to our lower cost structure and our ability to invest in innovation. In addition to manufacturing and logistics efficiencies that contribute to lower costs of goods sold, we are able to enjoy scale efficiencies in our operating costs. For example, Nokia’s distribution and marketing efforts can be spread across a broad portfolio of offerings, in contrast to smaller competitors that focus on a specific geographical market or product segment.

•	Brand: As the devices business is a consumer business, brand is a major differentiating factor, having broad effects on market share and pricing. The Business Week and Interbrand annual rating of 2008 Best Global Brands positioned Nokia as the fifth most-valued brand in the world.

•	Manufacturing and logistics: During 2008, we made over 1.25 million devices per day in our nine main device manufacturing facilities globally. We enjoy a world-class logistics and distribution system and, in 2008, we were ranked the number two company in the world in supply chain management by AMR Research.

•	Distribution: Nokia has the industry’s largest distribution network, with over 300 000 points of sale globally and a substantially larger distribution network particularly in China, India and Middle East and Africa than our competitors in those regions.

•	Intellectual Property: Competitiveness in our industry requires significant R&D investments, with intellectual property rights filed to protect those investments and related inventions. We believe that we have built one of the strongest and broadest patent portfolios in the industry. Since the early 1990s, we have invested approximately EUR 40 billion cumulatively in research and development, and we now own approximately 11 000 patent families.

Devices & Services net sales and profitability are driven by factors such as the global mobile device market volumes, our market share, the average selling price (ASP) of our devices and our cost level, supported by our competitive advantages.

The global mobile device market volume is driven by (i) the degree to which existing mobile subscribers replace and upgrade their mobile devices with new devices, or the extent to which they own more than one mobile device; and (ii) the number of new subscribers (net additions). The replacement market is driven by the introduction of devices that are attractive to end-users in terms of design, features, aesthetics, and new value-added functionality. We expect the replacement market will be driven by purchases of devices with color screens, cameras, music players, and general design and aesthetic improvements. In addition, we believe the combination of consumer Internet services, including maps, music, media, messaging and games, and the user interface, in terms of ease of discovery and use of such services and other functions, in mobile devices will increase in importance and drive volumes. Therefore, we are investing to create a leadership position in those five consumer Internet service areas and to make the user-experience more personal and instinctive. New subscriber volumes, particularly in emerging markets, are impacted primarily by lower cost of ownership, driven by lower priced tariffs and lower cost mobile devices. The four billion mobile subscriptions mark was reached in the beginning of 2009. However, in 2009, due to the difficult global economic conditions, we believe that compared with 2008 net subscriber additions may decline, the replacement cycle may lengthen and more consumers may replace their handsets with less expensive mobile devices.

Industry volume is also influenced by, among other factors, global and local economic factors, regional political environment, consumer spending patterns, competitive pressures, regulatory environments, the timing and success of product and service introductions by various market participants, including mobile network operators, the commercial acceptance of new mobile devices, technologies and services, the convergence of technologies in mobile devices and operators’ and distributors’ financial situations. Industry volumes are also affected by the level of mobile device subsidies that mobile network operators are willing to offer to end-users in the markets where subsidies are prevalent. While the mobile network operators have started to reduce their subsidies as a result of the current difficult economic conditions, we believe we may be less exposed to decreases in such subsidies than many of our competitors due to our lower market share in many of the highly-subsidized geographical markets, such as the US, compared to the less subsidized markets, such as the emerging markets. Recently, we have seen network operators shifting the focus of their subsidy programs to emphasize higher-end products that are sold in conjunction with contracts that include both voice and data usage. We believe that executing on our Internet services strategy is important in order for us to have a broad portfolio of devices that the operators will find financially attractive to subsidize.

The global mobile device market deteriorated significantly in the second half of 2008, with a pronounced weakening in the fourth quarter. We expect that the mobile device market will continue to be negatively impacted in 2009 by the slowdown in consumer spending. While noting the extremely limited visibility, we expect industry mobile device volumes in 2009 to decline by approximately 10% from the approximately 1.2 billion units we estimate for 2008.

Our mobile device market share is driven by our ability to have a competitive product portfolio with attractive aesthetics, design and combination of value-adding functionalities and services for all major consumer segments and price points. Market share is also impacted by our brand, manufacturing and logistics, distribution, competitive cost structure, pricing and how we differentiate our products from those of our competitors. We believe that product differentiation will be based increasingly on service innovations and how these services are integrated with devices to improve the user experience. Consequently, we are investing to extend our leadership position in mobile devices and integrated services. Our market share is also impacted by our regional and product mix. In 2008, for example, our global device market share benefited from our strong market share in India, Middle & East Africa, South East Asia-Pacific and the entry-level market. Our global device market share increased in 2008, and we are targeting again to increase our market share in 2009. We believe that our global share may benefit in 2009 from our continuously improving product portfolio and our competitive advantages, which may enable us to navigate through the current difficult global economic conditions in a relatively more stable manner than some of our competitors.

Our device ASPs are impacted by overall industry dynamics, in particular the increasing relative share of emerging markets where lower-priced products predominate, and competitive factors such as pricing activities. Our ASPs are also impacted by our own product mix, as well as the overall competitiveness of our product portfolio. We also respond in a tactical manner in certain product segments and regions to pricing activities by our competitors in order to maximize our earnings in a sustainable way. Also, global or local economic conditions may impact our device ASPs, in particular as some of our customers may trade down to lower-priced devices as a result of the current difficult global economic conditions.

Operational efficiency and cost control have been and are expected to continue to be important factors affecting our profitability and competitiveness. We continuously assess our cost structure and, in the current difficult global economic conditions, we are taking action to reduce our overall costs and prioritize our investments. Our objective in the current environment is to maintain our strong capital structure, focus on profitability and cash flow and invest appropriately to innovate and grow in key strategic areas.

Costs of sales of Devices & Services are comprised of the cost of components, manufacturing labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs, cost of excess and obsolete inventory, as well as warranty and other quality costs. The unprecedented currency volatility we have recently experienced is impacting our costs, since at the end of 2008 we sourced approximately 25% of our device components based in the Japanese yen, which has appreciated significantly relative to the US dollar and the euro during the fourth quarter of 2008. The positive financial impact of our Japanese yen hedges effective at the end of 2008 will end from mid-2009 onwards. We are taking action to reduce our devices sourcing costs in the Japanese yen, including price negotiations with our suppliers and shifting the sourcing of certain components to non-Japanese suppliers.

In addition, we are taking action to reduce operating expenses. At the beginning of 2009, our annual operating expense run rate in our Devices & Services business was approximately EUR 6.7 billion on a non-IFRS basis which excludes special items and purchase price accounting related items. We will continue to adjust our cost structure through 2009 and 2010, and we are targeting an annualized Devices & Services operating expense run rate of lower than EUR 6 billion, on a non-IFRS basis which excludes special items and purchase price accounting related items, by the end of 2010, with a majority of the targeted reduction in 2009. As a part of the measures needed to reach this target, in the research and development we plan to continue to sharpen our focus on portfolio pruning and prioritization of investment. We plan to invest in consumer Internet services in an increasingly focused way. In sales and marketing, we plan to reduce spending related to specific products, and we will endeavor to leverage theme-based marketing to a much greater extent. In general and administrative, every shared supporting services unit has already identified and is acting on targeted expense reductions of at least 10% in the first half of 2009.

NAVTEQ

NAVTEQ’s objective is to be the leading provider of comprehensive digital map data and related location-based content and services, including traffic information, to corporate customers. NAVTEQ’s strategy is to enhance and expand its geographic database and related dynamic content and services, thereby enabling NAVTEQ to grow its presence in applications and services created by automotive manufacturers, navigation system and application vendors, Internet application providers and mobile device manufacturers. By acquiring NAVTEQ, Nokia aims to ensure the continued development of our context and geographical services through Nokia Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation and targeted advertising. At the same time, NAVTEQ continues to develop its expertise in the navigation industry, service its customer base and invest in the further development of its industry-leading map data, location-based content and technology platform.

A substantial majority of NAVTEQ’s net sales comes from the licensing of NAVTEQ’s digital map data and related location-based content and services for use in mobile devices, in-vehicle navigation systems, Internet applications, geographical information system applications and other location-based products and services. NAVTEQ’s success depends upon the development of a wide variety of products and services that use its data, the availability and functionality of such products and services and the rate at which consumers and businesses purchase these products and services. Unfavorable conditions in the automotive and consumer electronics industries have negatively impacted NAVTEQ’s net sales and profitability during the six months ended December 31, 2008. We expect this to be mitigated to some extent by the increasing adoption of location based services in the mobile handset industry. NAVTEQ net sales are also impacted by the highly competitive pricing environment. In response to the pricing pressure, NAVTEQ focuses on offering a digital map database with superior quality, detail and coverage; providing value-added services to its customers such as distribution services; and enhancing and extending its product offering by adding additional content to its map database.

In addition to the factors driving net sales discussed above, NAVTEQ’s profitability is also driven by NAVTEQ’s investments related to the development of its database and expansion of its sales and marketing efforts. Many of these costs are discretionary. NAVTEQ’s development costs are comprised primarily of the purchase and licensing of source maps, employee compensation and third-party fees related to the construction, maintenance and delivery of its database. NAVTEQ has responded to the current difficult economic conditions by focusing on controlling costs, including exiting certain non-core business activities related to printed maps, restrictions on recruitments and travelling, and prioritizing database development and maintenance costs based on customer requirements and return on investment.

Nokia Siemens Networks

Nokia Siemens Networks provides mobile and fixed network solutions and services to operators and service providers. Our strategy is focused on two key areas. First, Nokia Siemens Networks seeks to be the industry’s most competitive and efficient infrastructure and services vendor. Nokia Siemens Networks intends to do this by building efficient tools and processes and by maintaining a focus on profitability and cash flow. Secondly, by utilizing its scale, competences and global installed customer base Nokia Siemens Networks seeks to offer a portfolio of products and services to address two important areas for its customers: enriched customer experience and network efficiency. The first is focused on helping operators manage their customers’ experience by improving customer life-time value and helping to reduce customer turnover to competitors. The second area is focused on improving network efficiency for operators as traffic grows by helping them to reduce network investment and operating cost and thereby improve their profitability.

Nokia Siemens Networks’ performance in the infrastructure business is determined by its ability to satisfy the competitive and complex requirements of the market and its current and potential customers. Nokia Siemens Networks will need to continue to leverage and, in some cases, improve its scale, technology and product portfolio to maintain or improve its position in the market.

Nokia Siemens Networks’ net sales depend on various developments in the mobile and fixed infrastructure market, such as network operator investments, the pricing environment, and product mix. In developed markets, operator investments are primarily driven by capacity upgrades—which are driven by greater usage of the networks—both for voice calls and increasingly for data usage. Also, in developed markets, the investments of the network operators are driven by evolution of network technologies and an increasing need for efficiency. In the emerging markets, the principal factors influencing the operator investments are the growth in network coverage and the growth in the number of subscribers. Nokia Siemens Networks’ net sales are also impacted by pricing developments. The products and solutions offered by Nokia Siemens Networks business are subject to price erosion over time, largely as a result of technology maturation and competitive forces in the market. Further, Nokia Siemens Networks’ net sales are affected by the product mix—the mix of hardware sales, software sales and services sales. Net sales are also impacted by regional mix—the balance between sales in developed and emerging markets.

We estimate that the mobile infrastructure, fixed infrastructure and related services market will decline 5% or more in euro terms in 2009, from 2008 levels. The decline is expected to result primarily from the overall slowdown in the investments of network operators and service providers in the current difficult global economic conditions. We target for Nokia Siemens Networks market share to remain constant in 2009, compared to 2008. Nokia Siemens Networks market share may be adversely impacted by its focus on profitability and cash flow and deal discipline. However, we believe this impact may be offset as its market share should benefit from a favorable technology mix in its products and services portfolio.

There are several factors that drive the profitability at Nokia Siemens Networks. First, there are the drivers of net sales discussed above. In addition, the scale, operational efficiency and cost control have been and will continue to be important factors affecting Nokia Siemens Networks’ profitability and competitiveness. Nokia Siemens Networks’ product costs are comprised of the cost of components, manufacturing, labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs as well as warranty and other quality costs. Nokia Siemens Networks’ profitability is also impacted by the pricing environment, product mix and regional mix.

The pricing environment in the markets where Nokia Siemens Networks operates continued to be intense in 2008, and we expect that these general market conditions will continue in 2009. Nokia Siemens Networks delivered on its commitment to achieve substantially all of the EUR 2 billion of targeted annual cost synergies by the end of 2008. In November 2008, Nokia Siemens Networks announced that it had completed the preliminary planning process to identify the proposed remaining headcount reductions necessary to reach its previously announced synergy-related headcount adjustment goal of 9 000 employees and began the process of sharing those plans with employees and their representatives. In order to maintain a competitive cost structure and to achieve further cost reductions, Nokia Siemens Networks will continue to focus on leveraging its cost advantages, which will include strict deal discipline, real estate and factory consolidation, supply chain optimization, global resource balancing and continued IT and process development.

Certain Other Factors

Exchange Rates

Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the euro, our reporting currency, and other currencies such as the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling. See Item 3.A “Selected Financial Data—Exchange Rate Data.” Foreign currency denominated assets and liabilities, together with highly probable purchase and sale commitments, give rise to foreign exchange exposure.

The magnitude of foreign exchange exposures changes over time as a function of our presence in different markets and the prevalent currencies used for transactions in those markets. The majority of our non-euro based sales are denominated in the US dollar, but Nokia’s strong presence in emerging markets like China, India, Brazil and in Russia also gives rise to substantial foreign exchange exposure in the Chinese yuan, Indian rupee, Brazilian real and Russian ruble. The majority of our non-euro based purchases are denominated in US dollars and Japanese yen. In general, depreciation of another currency relative to the euro has an adverse effect on our sales and operating profit, while appreciation of another currency relative to the euro has a positive effect, with the exception of the Japanese yen, being the only significant foreign currency in which we have more purchases than sales.

To mitigate the impact of changes in exchange rates on net sales as well as average product cost, we hedge material transaction exposures on a gross basis. Nokia hedges significant forecasted cash flows typically with a 6 to 12 month hedging horizon. For the majority of these hedges hedge accounting is applied to reduce profit and loss volatility. Nokia also hedges significant balance sheet exposures. Our balance sheet is also affected by the translation into euro for financial reporting purposes of the shareholders’ equity of our foreign subsidiaries that are denominated in currencies other than the euro. In general, this translation increases our shareholders’ equity when the euro depreciates, and affects shareholders’ equity adversely when the euro appreciates against the relevant other currencies (year-end rate to previous year-end rate). To mitigate the impact to shareholders’ equity, Nokia hedges selected net investment exposures from time to time.

During 2008, the volatility of the currency market was significantly higher than in 2007. At the same time, the currency market liquidity was significantly lower in 2008, especially towards the end of the year. This significantly increased our hedging cost and restricted our flexibility in hedging, particularly with respect to certain emerging market currencies, in 2008.

In 2008, until the end of July the US dollar depreciated against the euro by 6%. Since then, the US dollar appreciated strongly and ended 4% higher at the end of 2008 than at the end of 2007. The stronger US dollar towards the end of 2008 had a positive impact on our net sales expressed in euros because approximately 50% of our net sales are generated in US dollars and currencies closely following the US dollar. However, the appreciation of the US dollar also contributed to a higher average product cost as approximately 50% of the components we use are sourced in the US dollar. In total, the movements of the US dollar against the euro had a slightly positive impact on our operating profit in 2008.

During 2008, the Japanese yen appreciated by 30% against the euro. As at the end of 2008 approximately 25% of the devices components we use were sourced in the Japanese yen, the appreciation of the Japanese yen had a negative impact on our operating profit in 2008, which was primarily offset by our currency hedges. The positive financial impact of our Japanese yen hedges effective at the end of 2008 will end from the mid-2009 onwards. We are taking action to reduce our devices sourcing costs in the Japanese yen, including price negotiations with our suppliers and shifting the sourcing of certain components to non-Japanese suppliers.

During 2008, the volatility of emerging market currencies was high especially towards the end of the year when the Chinese yuan, Brazilian real, Indian rupee and Russian ruble depreciated 12%, 20%, 15% and 14%, respectively, against the euro. In general, the depreciation of an emerging market currency has a negative impact on our operating profit due to reduced revenue in euro terms and/or the reduced purchasing power of customers in the emerging market. The appreciation of an emerging market currency generally has a positive impact on our operating profit.

Significant changes in exchange rates may also impact our competitive position and related price pressures through their impact on our competitors. In 2008, the most notable of such impacts was the depreciation of the Korean won by 29% against the US dollar and 27% against the euro which benefitted our Korea-based competitors.

For a discussion on the instruments used by Nokia in connection with our hedging activities, see

Note 35 to our consolidated financial statements included in Item 18 of this annual report. See also Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and Item 3D. “Risk Factors.”

Seasonality

Our mobile device sales are somewhat affected by seasonality. Historically, the first quarter of the year was the lowest quarter of the year. The second quarter was up from the first quarter and the third was also up from the second quarter. The fourth quarter was the strongest quarter, mainly due to the effect of fourth quarter holiday sales. Despite the pronounced weakening of the global mobile device market in the fourth quarter of 2008, we still continue to see the fourth quarter as our strongest quarter in volumes. However, over time we have seen a trend towards less seasonality. The difference between the sequential holiday seasonal increase in the Western hemisphere in fourth quarter and subsequent decrease in first quarter sequential volumes has moderated. The moderation in seasonality has been caused by shifts in the regional make-up of the overall market. Specifically, there has been a larger mix of industry volumes coming from markets where the fourth quarter holiday seasonality is much less prevalent.

Currently, services net sales are primarily derived from “combos” where certain devices are offered in combination with one or more services. Accordingly, our services net sales are affected by the same seasonality as mobile device sales.

NAVTEQ’s sales to the automotive industry are not significantly impacted by seasonality. However, NAVTEQ’s sales to navigation device and mobile handset manufacturers typically see strong fourth quarter seasonality due to holiday sales. As the relative share of licensing of NAVTEQ’s digital map data and related location-based content and services for use in mobile devices compared to in-vehicle navigation systems has increased during the last few years, NAVTEQ’s sales have been increasingly affected by the same seasonality as mobile device sales.

Our network infrastructure business has also experienced some seasonality during the last few years. Its sales have been higher in the last quarter of the year compared with the first quarter of the following year due to network operators’ planning, budgeting and spending cycle.

Accounting Developments

The International Accounting Standards Board, or IASB, has and will continue to critically examine current International Financial Reporting Standards, or IFRS, with a view towards increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules continued in 2008 resulting in amendments to the existing rules effective from January 1, 2009 and additional amendments effective the following year. These are discussed in more detail under “New accounting pronouncements under IFRS” in Note 1 to our consolidated financial statements included in Item 18 of this annual report. There were no IFRS accounting developments adopted in 2008 that have a material impact on our results of operations or financial position.

Subsequent Events

In February 2009, we issued EUR 1 750 million of Eurobonds with maturities of five and ten years under our EUR 3 000 million Euro Medium Term Note, or EMTN program, to repay part of our existing short-term borrowings. We voluntarily cancelled our USD 2 000 million committed credit facility maturing in 2009 due to this repayment. In February, we also signed and fully drew down a EUR 500 million loan from the European Investment Bank. The proceeds of the loan will be used to finance part of our smartphone research and development expenses.

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

Revenue Recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. The remainder of revenue is recorded under the percentage of completion method.

Devices & Services and certain NAVTEQ and Nokia Siemens Networks revenues are generally recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. This requires us to assess at the point of delivery whether these criteria have been met. When management determines that such criteria have been met, revenue is recognized. We record estimated reductions to revenue for special pricing agreements, price protection and other volume based discounts at the time of sale, mainly in the mobile device business. Sales adjustments for volume based discount programs are estimated based largely on historical activity under similar programs. Price protection adjustments are based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the product to the end-user. Devices & Services and certain Nokia Siemens Networks service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion. Devices & Services and NAVTEQ license fees from usage are recognized in the period in which the customer reports them to the Group.

Devices & Services, NAVTEQ and Nokia Siemens Networks may enter into multiple component transactions consisting of any combination of hardware, services and software. The commercial effect of each separately identifiable element of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that element have been met. If the Group is unable to reliably determine the fair value attributable to the separately identifiable components, the Group defers revenue until all components are delivered and services have been performed. The Group determines the fair value of each component by taking into consideration factors such as the price when the component is sold separately by the Group, the price when a similar component is sold separately by the Group or a third party and cost plus a reasonable margin.

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

Customer Financing

We have provided a limited amount of customer financing and agreed extended payment terms with selected customers. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectability of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable as well as the likelihood and timing of estimated collections. The Group endeavors to mitigate this risk through the transfer of its rights to the cash collected from these arrangements to third-party financial institutions on a non-recourse basis in exchange for an upfront cash payment. See also Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for a further discussion of long-term loans to customers and other parties.

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

Provision for Intellectual Property Rights, or IPR, Infringements

We provide for the estimated future settlements related to asserted and unasserted past alleged IPR infringements based on the probable outcome of each potential infringement.

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

Legal Contingencies

As discussed in Item 8A7. “Litigation” and in Note 29 to the consolidated financial statements included in Item 18 of this annual report, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s net selling price and value in use. Value in use is the present value of discounted estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For projects still in development, these estimates include the future cash outflows that are expected to occur before the asset is ready for use. See Note 8 to our consolidated financial statements included in Item 18 of this annual report.

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

Business Combinations

We apply the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued, and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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

Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. If quoted market prices are not available for unlisted shares, fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, (3) analysis of market prospects and operating performance of the target companies taking into consideration of public market comparable companies in similar industry sectors. Changes in these assumptions may cause the Group to recognize impairments or losses in the future periods.

Income Taxes

The Group is subject to income taxes both in Finland and in numerous other jurisdictions. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities recognized in the consolidated financial statements. We recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in making this assessment. We recognize tax provisions based on estimates and assumptions when, despite our belief that tax return positions are supportable, it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by tax authorities.

If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the income tax and deferred tax provisions in the period in which such determination is made.

Pensions

The determination of our pension benefit obligation and expense for defined benefit pension plans is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 5 to our consolidated financial statements included in Item 18 of this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of our plan assets is invested in equity securities. The equity markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore generally affect our recognized expense and recorded obligation in such future periods. Our assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense.

Share-based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on certain assumptions. Those assumptions are described in Note 22 to our consolidated financial statements included in Item 18 of this annual report and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Nokia shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.

Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of sales and earnings per share. On a regular basis, we review the assumptions made and revise the estimates of the number of performance shares that are expected to be settled, where necessary. At the date of grant, the number of performance shares granted that are expected to be settled is assumed to be two times the amount at threshold. Any subsequent revisions to the estimates of the number of performance shares expected to be settled may increase or decrease total compensation expense. Such increase or decrease adjusts the prior period compensation expense in the period of the review on a cumulative basis for unvested performance shares for which compensation expense has already been recognized in the profit and loss account, and in subsequent periods for unvested performance shares for which the expense has not yet been recognized in the profit and loss account. Significant differences in employee option activity, equity market performance, and our projected and actual net sales and earnings per share performance may materially affect future expense. In addition, the value, if any, an employee ultimately receives from share-based payment awards may not correspond to the expense amounts recorded by the Group.

Results of Operations

2008 compared with 2007

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Results for Nokia and its reportable segments for the year ended December 31, 2007 have been regrouped for comparability purposes according to the new reportable segments.

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are available only for the period from July 10, 2008 to December 31, 2008.

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the full year 2008 are not directly comparable to the results for the year ended December 31, 2007. The results from January 1, 2007 to March 31, 2007 included our former Networks business group only.

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2008 and 2007.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2008	Net Sales	2007	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	50 710	100.0%	51 058	100.0%	(1)%
Cost of sales	(33 337)	(65.7)%	(33 781)	(66.2)%	(1)%

Gross profit	17 373	34.3%	17 277	33.8%	1%
Research and development expenses	(5 968)	(11.8)%	(5 636)	(11.0)%	6%
Selling and marketing expenses	(4 380)	(8.6)%	(4 379)	(8.6)%	0%
Administrative and general expenses	(1 284)	(2.5)%	(1 165)	(2.3)%	10%
Other operating income and expenses	(775)	(1.5)%	1 888	3.7%

Operating profit	4 966	9.8%	7 985	15.6%	(38)%

For 2008, our net sales decreased 1% to EUR 50 710 million compared with EUR 51 058 million in 2007. At constant currency, group net sales would have grown 4% in 2008. The decrease in net sales was driven by the decreased net sales in Devices & Services. The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2008 and 2007.

	Year Ended December 31,
	2008	2007

Europe	37%	39%
Middle East & Africa	14%	14%
Greater China	13%	12%
Asia-Pacific	22%	22%
North America	4%	5%
Latin America	10%	8%

Total	100%	100%

The 10 markets in which we generated the greatest net sales in 2008 were, in descending order of magnitude, China, India, the UK, Germany, Russia, Indonesia, the US, Brazil, Italy and Spain, together representing approximately 50% of our total net sales in 2008. In comparison, the 10 markets in which we generated the greatest net sales in 2007 were China, India, Germany, the UK, the US, Russia, Spain, Italy, Indonesia and Brazil, together representing approximately 50% of our total net sales in 2007.

Our gross margin in 2008 was 34.3% compared with 33.8% in 2007. This improvement in our gross margin reflected an increase in gross margin of Nokia Siemens Networks.

Research and development, or R&D, expenses were EUR 5 968 million, up 6% from EUR 5 636 million in 2007. R&D expenses represented 11.8% of net sales in 2008, up from 11.0% in 2007. The increase in R&D as a percentage of net sales reflected increased R&D expenses in Devices & Services which were partially offset by decreased R&D expenses in Nokia Siemens Networks. In 2008, Nokia R&D expenses included EUR 153 million representing the contribution of the assets to the Symbian Foundation, restructuring charges of EUR 46 million and purchase price accounting related items of

EUR 351 million. In 2007, Nokia R&D expenses included restructuring charges of EUR 439 million and purchase price accounting related items of EUR 136 million.

In 2008, selling and marketing expenses were EUR 4 380 million compared with EUR 4 379 million in 2007. Selling and marketing expenses represented 8.6% of our net sales both in 2008 and 2007. Selling and marketing expenses decreased in Devices & Services and increased in Nokia Siemens Networks. In 2008, selling and marketing expenses included a EUR 14 million reversal of restructuring charges and EUR 343 million of purchase price accounting related items. Selling and marketing expenses for 2007 included restructuring charges of EUR 149 million and purchase price accounting related items of EUR 214 million.

Administrative and general expenses were EUR 1 284 million in 2008 and EUR 1 165 million in 2007. Administrative and general expenses were equal to 2.5% of net sales in 2008 compared to 2.3% in 2007. Administrative and general expenses in 2008 included restructuring charges of EUR 163 million. Administrative and general expenses for 2007 also included restructuring charges of EUR 146 million.

In 2008, other operating income and expenses included a EUR 152 million loss due to transfer of the Finnish pension liabilities to pension insurance companies. In 2007, other operating income and expenses included a EUR 1 879 million non-taxable gain on formation of Nokia Siemens Networks. Other operating income and expenses in 2007 also included gains on sales of real estate of EUR 128 million and a EUR 53 million gain on a business transfer partially offset by restructuring charges of EUR 58 million related to Nokia Siemens Networks, EUR 23 million of Nokia Siemens Networks related other costs, a EUR 12 million charge for Nokia Siemens Networks’ incremental costs, EUR 32 million of restructuring charges and a EUR 25 million charge related to restructuring of a subsidiary company.

Our operating profit for 2008 decreased 38% to EUR 4 966 million compared with EUR 7 985 million in 2007. The decreased Devices & Services’ operating profit, driven by lower net sales and higher operating expense, was partially offset by the decreased loss of Nokia Siemens Networks, resulting from higher net sales and lower operating expenses and restructuring costs. Operating profit in 2007 was also impacted by the EUR 1 879 million non-taxable gain on formation of Nokia Siemens Networks. Our operating margin was 9.8% in 2008 compared with 15.6% in 2007.

Results by Segments

Devices & Services

The following table sets forth our estimates for the global mobile device market volumes and year-on-year growth rate by geographic area for the fiscal years 2008 and 2007.

	Year Ended		Year Ended
	December 31,	Change (%)	December 31,
	2008	2007 to 2008	2007
	(Units in millions, except percentage data)

Europe	281	(1)%	284
Middle East & Africa	149	18%	126
Greater China	183	6%	173
Asia-Pacific	284	12%	254
North America	178	4%	170
Latin America	139	7%	130

Total	1 213	7%	1 137

According to our estimates, in 2008 the global device market volume grew by 7% to 1 213 million units, compared with an estimated 1 137 million units in 2007. This growth was driven primarily by the strong growth in both replacement sales and sales from new subscribers in emerging markets, particularly Middle East & Africa and Asia-Pacific. Developed market device volumes were driven primarily by replacement sales. We estimate that Europe market volumes were down in 2008.

We estimate that emerging markets accounted for approximately 63% of industry device volumes in 2008, compared with approximately 59% in 2007. The entry-level device market (devices priced at 50 euros or under) continued to be one of the fastest growing segments for the market. This was particularly the case in 2008 where we estimate this part of the market represented approximately 44% of the total industry volumes and grew almost 30% in volumes compared to 2007. We estimate the converged device (smartphones) market was approximately 161 million units globally in 2008, growing strongly from approximately 117 million units in 2007.

Despite this overall year-on-year growth, the mobile device market deteriorated significantly in the second half of 2008, with a pronounced weakening in the fourth quarter of 2008. The negative impact of the rapidly deteriorating global economic conditions, including weaker consumer and corporate spending, severely constrained credit availability and unprecedented currency market volatility, was apparent in varying degrees across all geographic markets and product ranges.

At the end of 2008, we estimate that there were approximately 3.9 billion mobile subscriptions globally, representing approximately 58% global penetration. This is compared to approximately 3.3 billion mobile subscribers in 2007 and approximately 43% penetration.

The following table sets forth our mobile device volumes and year-on-year growth rate by geographic area for the fiscal years 2008 and 2007.

	Year Ended		Year Ended
	December 31,	Change (%)	December 31,
	2008	2007 to 2008	2007
	(Units in millions, except percentage data)

Europe	114.9	(2.0)%	117.2
Middle East & Africa	81.0	7.1%	75.6
Greater China	71.3	0.8%	70.7
Asia-Pacific	134.0	18.7%	112.9
North America	15.7	(19.1)%	19.4
Latin America	51.5	24.7%	41.3

Total	468.4	7.2%	437.1

Our mobile device volumes were up 7% in 2008 compared with 2007, reaching 468 million units. Of those volumes, our converged mobile device (smartphone) volumes were 60.6 million units in 2008, compared with 60.5 million units in 2007. Strong year-on-year volume growth in the first half of 2008 was significantly offset by slowing growth in the third quarter and declining volumes in the fourth quarter of 2008. Based on our market estimate, our volume market share grew to 39% in 2008, compared with 38% in 2007. In 2008, we estimate that Nokia was the market leader in Europe, Asia-Pacific, China and Latin America. We further estimate that we were also the market leader in the fastest growing markets of the world, including Middle East & Africa, South East Asia-Pacific and India, as well as in WCDMA technology. We continued to be the market share leader in the entry-level market with a market share of approximately 50%. Our estimated smartphone market share declined to 38% in 2008 compared to 52% in 2007.

During 2008, according to our estimates we gained device market share in Latin America and Asia-Pacific. Our device market share decreased in Middle East & Africa, North America, Greater China and Europe.

In Latin America, our 2008 market share was up significantly driven by strong share gains in markets such as Colombia, Mexico and Brazil as Nokia continued to benefit from its brand and broad product portfolio. Significant market share gains in Asia-Pacific were primarily driven by our strong position in the fastest growing markets, such as India and Indonesia.

In Middle East & Africa, our market share declined in 2008 as a result of market share declines in several markets, including South Africa, Nigeria and Iran. Our market share declined in North America in 2008 primarily due to a market share decline in the US.

In Greater China, we continued to benefit from our brand, broad product portfolio and extensive distribution system during 2008, but our market share fell partly due to price competition. In Europe, our market share was slightly down. Nokia’s share increased in, for example, Italy, Russia and Poland, but was more than offset by market share declines in Germany, Spain, France, Turkey and some other countries.

Our device ASP in 2008 was EUR 74, a decline of 14% from EUR 86 in 2007. Industry ASPs also declined in 2008. Nokia’s lower ASP in 2008 compared to 2007 was primarily the result of a higher proportion of lower-priced entry level device sales where industry growth was strong.

The following table sets forth selective line items and the percentage of net sales that they represent for the Devices & Services group for the fiscal years 2008 and 2007.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2008	Net Sales	2007	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	35 099	100.0%	37 705	100.0%	(7)%
Cost of sales	(22 360)	(63.7)%	(23 959)	(63.5)%	(7)%

Gross profit	12 739	36.3%	13 746	36.5%	(7)%
Research and development expenses	(3 127)	(8.9)%	(2 879)	(7.6)%	9%
Selling and marketing expenses	(2 847)	(8.1)%	(2 981)	(7.9)%	(4)%
Administrative and general expenses	(429)	(1.2)%	(303)	(0.8)%	42%
Other operating income and expenses	(520)	(1.5)%	1	0.0%

Operating profit	5 816	16.6%	7 584	20.1%	(23)%

Devices & Services net sales in 2008 decreased 7% to EUR 35 099 million compared with EUR 37 705 million in 2007. At constant currency, Devices & Services net sales would have decreased by 2%. The net sales decrease was primarily due to strong volume growth in the first half of 2008 being significantly offset by slowing growth in the third quarter and declining volumes in the fourth quarter of 2008. Further, the overall volume growth in 2008 was more than offset by a decline in ASP. Net sales grew in Latin America. Net sales decreased in North America, Europe, Middle East & Africa, Asia-Pacific and Greater China. In 2008, services and software net sales contributed EUR 476 million of our total Device & Services net sales.

Devices & Services gross profit in 2008 was EUR 12 739 million compared with EUR 13 746 million in 2007. This represented a gross margin of 36.3% in 2008 compared with a gross margin of 36.5% in 2007.

Devices & Services R&D expenses in 2008 increased by 9% to EUR 3 127 million compared with EUR 2 879 million in 2007. In 2008, R&D expenses represented 8.9% of Devices & Services net sales compared with 7.6% in 2007. The increase was mainly driven by further investments in software and services. In 2008, Devices & Services R&D expenses included EUR 153 million representing the contribution of the assets to the Symbian Foundation.

In 2008, Devices & Services selling and marketing expenses decreased by 4% to EUR 2 847 million primarily as a result of increased focus on cost-efficiency of its selling and marketing efforts, compared with EUR 2 981 million in 2007. In 2008, selling and marketing expenses represented 8.1% of Devices & Services net sales compared with 7.9% of its net sales in 2007.

Other operating income and expenses were EUR 520 million in 2008 and included EUR 392 million of restructuring charges primarily related to the closure of the Bochum site in Germany. In 2007, other operating income and expenses included EUR 57 million of restructuring charges and a EUR 53 million gain on business transfer.

In 2008, Devices & Services operating profit decreased 23% to EUR 5 816 million compared with EUR 7 584 million in 2007, with a 16.6% operating margin, down from 20.1% in 2007. The decrease in operating profit in 2008 was primarily driven by lower net sales and higher operating expenses compared to 2007.

NAVTEQ

The following table sets forth selective line items and the percentage of net sales that they represent for NAVTEQ for the period from July 10, 2008 to December 31, 2008.

	From July 10 to
	December 31,	Percentage of
	2008	Net Sales
	(EUR millions, except percentage data)

Net sales	361	100.0%
Cost of sales	(43)	(11.9)%

Gross profit	318	88.1%
Research and development expenses	(332)	(92.0)%
Selling and marketing expenses	(109)	(30.2)%
Administrative and general expenses	(30)	(8.3)%
Other operating income and expenses	—	0.0%

Operating profit	(153)	(42.4)%

NAVTEQ net sales for the period from July 10, 2008 to December 31, 2008 were EUR 361 million. Net sales were driven by the licensing of NAVTEQ’s geographic database and related location-based content. The following table sets forth NAVTEQ net sales by geographic area for the period from July 10, 2008 to December 31, 2008.

From July 10 to
December 31,
2008
(EUR millions)

Europe	158
Middle East & Africa	29
China	2
Asia-Pacific	10
North America	155
Latin America	7

Total	361

For the period from July 10, 2008 to December 31, 2008, NAVTEQ gross profit was EUR 318 million. Gross profit reflects net sales, partially offset by costs related to the delivery of NAVTEQ’s database information to its customers.

NAVTEQ R&D expenses for the period from July 10, 2008 to December 31, 2008 were EUR 332 million. NAVTEQ R&D expenses included amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ totaling EUR 171 million. R&D expenses were also driven by increased investment in NAVTEQ’s map database related to geographic expansion and quality improvements. R&D expenses represented 92.0% of NAVTEQ net sales for this period.

For the period from July 10, 2008 to December 31, 2008, NAVTEQ’s selling and marketing expenses were EUR 109 million. NAVTEQ’s selling and marketing expenses primarily consisted of amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ totaling EUR 57 million. Selling and marketing expenses were also driven by investments to grow NAVTEQ’s worldwide sales force and expand the breadth of its product offerings. Selling and marketing expenses represented 30.2% of NAVTEQ net sales for this period.

NAVTEQ operating loss was EUR 153 million for the period from July 10, 2008 to December 31, 2008, with an operating margin of negative 42.4%. The operating loss was primarily the result of the amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ, which was partially offset by profits from NAVTEQ’s ongoing business.

Nokia Siemens Networks

According to our estimates, the mobile infrastructure market was flat in euro terms in 2008 compared to 2007 with the trend varying, depending on region. Slowed growth in developed markets was due to decreasing investments in mature 2G networks which were not fully offset by the capacity expansions of 3G networks. The mobile infrastructure market still grew in emerging markets such as Middle East & Africa, Latin America and China due to the continued subscriber growth, resulting in traffic and correlating capacity increases as well as new network build-outs. Globally, the volume growth in the networks infrastructure equipment was significantly offset by the price erosion of the equipment, largely as a result of maturing technologies and intense price competition. The fixed infrastructure market continued to be characterized by intense price competition in 2008, both in terms of the equipment price erosion due to heavy competition, especially from Asian vendors, and declining tariffs.

The following table sets forth selective line items and the percentage of net sales that they represent for Nokia Siemens Networks for the fiscal years 2008 and 2007.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2008	Net Sales	2007	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	15 309	100.0%	13 393	100.0%	14%
Cost of Sales	(10 993)	(71.8)%	(9 876)	(73.7)%	11%

Gross profit	4 316	28.2%	3 517	26.3%	23%
Research and development expenses	(2 500)	(16.3)%	(2 746)	(20.5)%	(9.0)%
Selling and marketing expenses	(1 421)	(9.3)%	(1 394)	(10.4)%	2%
Administrative and general expenses	(689)	(4.5)%	(701)	(5.2)%	(2)%
Other income and expenses	(7)	(0.0)%	16	0.1%

Operating profit	(301)	(2.0)%	(1 308)	(9.8)%	77%

Nokia Siemens Networks’ net sales in 2008 increased 14% to EUR 15 309 million compared with EUR 13 393 million in 2007. The increased net sales were primarily due to the fact that the results of Nokia Siemens Networks from January 1, 2007 to March 31, 2007 included our former Networks business group only and the challenges related to the start of the operations of Nokia Siemens Networks in 2007. At constant currency, Nokia Siemens Networks’ net sales would have increased by 20%. The following table sets forth Nokia Siemens Networks net sales by geographic area for the fiscal years 2008 and 2007.

Nokia Siemens Networks Net Sales by Geographic Area

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
(EUR millions)

Europe	5 618	5 359
Middle East & Africa	2 040	1 515
Greater China	1 379	1 350
Asia-Pacific	3 881	3 350
North America	698	616
Latin America	1 693	1 202

Total	15 309	13 393

In Nokia Siemens Networks, gross profit was EUR 4 316 million in 2008 compared with EUR 3 517 million in 2007. This represented a gross margin of 28.2% in 2008 compared with a gross margin of 26.3% in 2007. The increased gross margin was primarily due to achieved purchasing synergies, improved project management and increased software sales. In 2008, the gross margin was impacted by restructuring charges and other items of EUR 402 million and in 2007 by restructuring charges and other expenses arising from the realignment of the product portfolio and related replacement of discontinued products at customer sites of EUR 309 million and purchase price accounting related items of EUR 182 million.

In Nokia Siemens Networks, R&D expenses decreased to EUR 2 500 million in 2008 compared with EUR 2 746 million in 2007. In 2008, R&D expenses represented 16.3% of Nokia Siemens Networks net sales compared with 20.5% in 2007. The decrease in R&D expenses resulted from the elimination of overlapping product lines, the consolidation of R&D sites, an increased proportion of R&D activities performed in lower cost locations and lower restructuring charges. In 2008, R&D expenses included restructuring charges and other items of EUR 46 million and purchase price accounting related items of EUR 180 million. In 2007, R&D expenses included restructuring charges and other items of EUR 439 million and purchase price accounting related items of EUR 136 million.

In 2008, Nokia Siemens Networks’ selling and marketing expenses increased to EUR 1 421 million compared with EUR 1 394 million in 2007. Nokia Siemens Networks’ selling and marketing expenses represented 9.3% of its net sales in 2008 compared with 10.4% in 2007. The increase in selling and marketing expenses related to the fact that the results of Nokia Siemens Networks from January 1, 2007 to March 31, 2007 included our former Networks business group only. In 2008, selling and marketing expenses included the reversal of restructuring charges and other items of EUR 14 million and purchase price accounting related items of EUR 286 million. In 2007, selling and marketing expenses included restructuring charges and other items of EUR 149 million and purchase price accounting related items of EUR 214 million.

In 2008, other operating income and expenses included a restructuring charge and other items of EUR 49 million and a gain of EUR 65 million from the transfer of Finnish pension liabilities to pension insurance companies. In 2007, other operating income and expenses included a restructuring charge and other items of EUR 58 million and a gain on sale of real estate EUR 53 million.

Nokia Siemens Networks 2008 operating loss was EUR 301 million compared to an operating loss of EUR 1 308 million in 2007. In 2008, the operating loss included EUR 646 million of restructuring charges and purchase price accounting related items of EUR 477 million. In 2007, the operating loss included a charge of EUR 1 110 million related to Nokia Siemens Networks’ restructuring costs and other items and a gain on sale of real estate of EUR 53 million. The operating loss in 2007 also included EUR 570 million of intangible asset amortization and other purchase price accounting related items. Nokia Siemens Networks’ operating margin for 2008 was negative 2.0% compared with negative 9.8% in 2007. The decreased operating loss resulted primarily from higher net sales and lower operating expenses and the impact of decreased restructuring charges and intangible asset amortization and other purchase price accounting related items.

Corporate Common Functions

Corporate Common Functions’ expenses totaled EUR 396 million in 2008 compared with Corporate Common Functions’ operating profit of EUR 1 709 million in 2007. In 2008, Corporate Common Functions’ operating profit included a EUR 152 million loss due to transfer of Finnish pension liabilities to pension insurance companies. In 2007, Corporate Common Functions’ operating profit included a EUR 1 879 million non-taxable gain on the formation of Nokia Siemens Networks, EUR 75 million of real estate gains and a EUR 53 million gain on a business transfer.

Net Financial Income and Expenses

During 2008, Nokia’s interest expense was EUR 2 million, compared with net financial income of EUR 239 million in 2007. This change was primarily due to the increased interest expense as a result of an increase in interest-bearing liabilities incurred to finance the NAVTEQ acquisition. Foreign exchange gains and losses increased due to a higher cost of hedging and increased volatility on the foreign exchange market.

The net debt to equity ratio was negative 14% at December 31, 2008 compared with a net debt to equity ratio of negative 62% at December 31, 2007. See Item 5B. “Liquidity and Capital Resources” below.

Profit Before Taxes

Profit before tax and minority interests decreased 40% to EUR 4 970 million in 2008 compared with EUR 8 268 million in 2007. Taxes amounted to EUR 1 081 million and EUR 1 522 million in 2008 and 2007, respectively. In 2008, taxes included the positive impact of EUR 128 million due to recognition of certain tax benefits from prior years. In 2007, taxes include the positive impact of EUR 122 million due to changes in deferred tax assets resulting from the decrease in the German statutory tax rate. The effective tax rate increased to 21.8% in 2008 compared with 18.4% in 2007, primarily due to the EUR 1 879 million non-taxable gain on formation of Nokia Siemens Networks in 2007.

Minority Interests

Minority shareholders’ interest in our subsidiaries’ losses totaled EUR 99 million in 2008 compared with minority shareholders’ interest in our subsidiaries’ losses of EUR 459 million in 2007. The change was primarily due to the decrease in the net losses of Nokia Siemens Networks.

Net Profit and Earnings per Share

Net profit in 2008 totaled EUR 3 988 million compared with EUR 7 205 million in 2007, representing a year-on-year decrease in net profit of 44.6% in 2008. Earnings per share in 2008 decreased to EUR 1.07 (basic) and EUR 1.05 (diluted) compared with EUR 1.85 (basic) and EUR 1.83 (diluted) in 2007.

2007 compared with 2006

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

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2007 and 2006.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2007	Net Sales	2006	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	51 058	100.0%	41 121	100.0%	24%
Cost of sales	(33 781)	(66.2)%	(27 742)	(67.5)%	22%

Gross profit	17 277	33.8%	13 379	32.5%	29%
Research and development expenses	(5 636)	(11.0)%	(3 897)	(9.5)%	45%
Selling and marketing expenses	(4 379)	(8.6)%	(3 314)	(8.1)%	32%
Administrative and general expenses	(1 165)	(2.3)%	(666)	(1.6)%	75%
Other operating income and expenses	1 888	3.7%	(14)	0.0%

Operating profit	7 985	15.6%	5 488	13.3%	45%

For 2007, our net sales increased 24% to EUR 51 058 million compared with EUR 41 121 million in 2006. At constant currency, group net sales would have grown 28% in 2007. Our gross margin in 2007 was 33.8% compared with 32.5% in 2006. This improvement in our gross margin primarily reflected an improving device portfolio across the range, especially in the Mobile Phones business group. The improved gross margin from the device business was partly offset by a weaker gross margin in Nokia Siemens Networks, compared to the gross margin in Nokia’s Networks business group in 2006. The 2007 results of Nokia Siemens Networks are not directly comparable to 2006, as the first quarter 2007 and full year 2006 included Nokia’s former Networks business group only.

Research and development, or R&D, expenses were EUR 5 636 million, up 45% from EUR 3 897 million in 2006. R&D expenses represented 11.0% of net sales in 2007, up from 9.5% in 2006. The increase in R&D as a percentage of net sales was primarily due to the formation of Nokia Siemens Networks, which added Siemens’ carrier-related operations and associated R&D expenses. Research and development expenses have been higher as a percent of sales for both Nokia’s former Networks business group and Nokia Siemens Networks than for the Nokia Group. Research and development expenses for the device business represented 6.6% of its net sales in 2007, down from 7.1% in 2006, reflecting continued efforts to gain efficiencies in our investments. R&D expenses increased in Mobile Phones, Multimedia and Nokia Siemens Networks and decreased in Enterprise Solutions. In 2007, Nokia incurred restructuring charges of EUR 439 million related to R&D activities representing 0.9% of net sales in 2007.

In 2007, selling and marketing expenses were EUR 4 379 million, up 32% from EUR 3 314 million in 2006, reflecting increased selling and marketing spend in all business groups to support new product introductions and the higher level of our net sales. Selling and marketing expenses represented 8.6% of our net sales in 2007, up from 8.1% in 2006. The increased selling and marketing expense was also impacted by the formation of Nokia Siemens Networks, which added Siemens’ carrier-related operations and associated selling and marketing expenses. Selling and marketing expenses have been higher as a percent of net sales for both our former Networks business group and Nokia Siemens Networks than for the Nokia Group. Selling and marketing expenses for the device business represented 7.9% of its net sales in 2007, down from 8.2% in 2006, reflecting continued efforts to gain efficiencies in our investments. Nokia selling and marketing expenses for 2007 also included restructuring charges of EUR 149 million representing 0.3% of the net sales in 2007.

Administrative and general expenses were EUR 1 165 million in 2007 and EUR 666 million in 2006.

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

Nokia Group’s operating profit for 2007 increased 45% to EUR 7 985 million compared with EUR 5 488 million in 2006. An increase in the operating profit of Mobile Phones, Multimedia, Enterprise Solution and Corporate Common Functions in 2007 more than offset Nokia Siemens Networks operating loss. Our operating margin was 15.6% in 2007 compared with 13.3% in 2006.

Results by Segments

Devices & Services

The following table sets forth selective line items and the percentage of net sales that they represent for the Devices & Services group for the fiscal years 2007 and 2006.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2007	Net Sales	2006	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	37 705	100.0%	33 684	100.0%	12%
Cost of sales	(23 959)	(63.5)%	(22 848)	(67.8)%	5%

Gross profit	13 746	36.5%	10 836	32.2%	27%
Research and development expenses	(2 879)	(7.6)%	(2 717)	(8.1)%	6%
Selling and marketing expenses	(2 981)	(7.9)%	(2 770)	(8.2)%	8%
Administrative and general expenses	(303)	(0.8)%	(237)	(0.7)%	28%
Other operating income and expenses	1	0.0%	(247)	(0.7)%

Operating profit	7 584	20.1%	4 865	14.4%	56%

Devices & Services net sales in 2007 increased 12% to EUR 37 705 million, compared with EUR 33 684 million in 2006. The net sales increase resulted from strong volume growth, driven especially by the robust converged device market. We were also able to capture incremental volumes with our strong logistics execution. Volume growth was partially offset by a decline in ASP.

The following table sets forth our mobile device volumes and year-on-year growth rate by geographic area for the fiscal years 2007 and 2006.

	Year Ended		Year Ended
	December 31,	Change (%)	December 31,
	2007	2006 to 2007	2006
	(Units in millions, except percentage data)

Europe	117.2	17.7%	99.6
Middle East & Africa	75.6	42.1%	53.2
China	70.7	38.6%	51.0
Asia-Pacific	112.9	41.5%	79.8
North America	19.4	(23.3)%	25.3
Latin America	41.3	7.0%	38.6

Total	437.1	25.8%	347.5

Devices & Services gross profit in 2007 was EUR 13 746 million, compared with EUR 10 836 million in 2006. This represented a gross margin of 36.5% in 2007, compared with a gross margin of 32.2% in 2006. This increase in gross margin was primarily due to newer and more profitable devices shipping in volume.

Devices & Services R&D expenses in 2007 increased by 6% to EUR 2 879 million compared with EUR 2 717 million in 2006. In 2007, R&D expenses represented 7.6% of Devices & Services net sales compared with 8.1% of net sales in 2006. The increase reflected the extensive renewal of the product portfolio and continuous introduction of new features in the products shipping in volumes in 2007.

In 2007, Devices & Services selling and marketing expenses increased by 8% to EUR 2 981 million, compared with EUR 2 770 million in 2006. The increase resulted from increased sales and marketing spend to support launches of new products, increased costs related to further development of the distribution network and the growth of our business. In 2007, selling and marketing expenses represented 7.9% of Devices & Services net sales, compared with 8.2% of its net sales in 2006.

In 2007, other operating income and expenses included EUR 57 million of restructuring charges and a EUR 53 million gain on business transfer. In 2006, other operating expenses included EUR 142 million of charges primarily related to the restructuring of the CDMA business and associated asset write-downs.

In 2007, Devices & Services operating profit increased 56% to 7 584 EUR million compared with EUR 4 865 million in 2006, with a 20.1% operating margin, up from 14.4% in 2006. The increase in operating profit in 2007 was driven by an improved gross margin and growth in net sales of our Multimedia products.

Nokia Siemens Networks

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

Nokia Siemens Networks net sales were EUR 13 393 million in 2007 compared with EUR 7 453 million in 2006.

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

In 2007, Nokia Siemens Networks selling and marketing expenses increased to EUR 1 394 million compared with EUR 544 million in 2006. Nokia Siemens Networks selling and marketing expenses represented 10.4% of its net sales in 2007 reflecting the impact of restructuring charges and other one time items of EUR 149 million and purchase price accounting related items of EUR 214 million compared with 7.3% in 2006.

In 2007, other operating income and expenses included a restructuring charge and other items of EUR 58 million and a gain on sale of real estate of EUR 53 million. In 2006, other operating income and expenses included a gain of EUR 276 million representing our share of the proceeds from the Telsim sale.

Nokia Siemens Networks 2007 operating loss was EUR 1 308 million compared to an operating profit of EUR 808 million in 2006. In 2007, the operating loss included a charge of EUR 1 110 million related to Nokia Siemens Networks restructuring costs and other items and a gain on sale of real estate of EUR 53 million. The operating loss in 2007 also included EUR 570 million of intangible asset amortization and other purchase price accounting related items. In 2006, Nokia Siemens Networks operating profit included the negative impact of EUR 39 million incremental costs related to Nokia Siemens Networks. Nokia Siemens Networks operating margin for 2007 was negative 9.8% compared with positive 10.8% in 2006. The lower operating profit primarily reflected the impact of restructuring charges, intangible asset amortization and other purchase price accounting related items as well as pricing pressures, a greater proportion of sales from the emerging markets and a higher share of service sales.

Corporate Common Functions

Corporate Common Functions’ operating profit totaled EUR 1 709 million in 2007 compared with Corporate Common Functions’ expenses of EUR 185 million in 2006. Corporate Common Functions’ operating profit in 2007 included a EUR 1 879 million non-taxable gain on the formation of Nokia Siemens Networks, EUR 75 million of real estate gains and a EUR 53 million gain on a business transfer.

Net Financial Income

Net financial income totaled EUR 239 million in 2007 compared with EUR 207 million in 2006. The increase in net financial income was primarily due to the increased interest income as a result of a higher level of liquid assets.

The net debt to equity ratio was negative 61% at December 31, 2007 compared with a net debt to equity ratio of negative 69% at December 31, 2006. See Item 5B. “Liquidity and Capital Resources” below.

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

Net Profit and Earnings per Share

Net profit in 2007 totaled EUR 7 205 million compared with EUR 4 306 million in 2006, representing a year-on-year increase in net profit of 67% in 2007. Earnings per share in 2007 increased to EUR 1.85 (basic) and EUR 1.83 (diluted) compared with EUR 1.06 (basic) and EUR 1.05 (diluted) in 2006.

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

5B. Liquidity and Capital Resources

At December 31, 2008, our cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; and available-for-sale investments, liquid assets) decreased to EUR 6 820 million, compared with EUR 11 753 million at December 31, 2007, primarily as a result of the EUR 2 772 million cash portion of the purchase price of NAVTEQ, EUR 1.7 billion lump-sum cash payment to Qualcomm pursuant to the new license agreement, increase in net working capital and lower operating profitability, partly offset by an increase in short-term and long-term borrowings incurred in addition to the financing of the NAVTEQ acquisition. At December 31, 2006, cash and other liquid assets totaled EUR 8 537 million.

Cash and cash equivalents decreased to EUR 5 548 million compared with EUR 6 850 million at December 31, 2007, primarily as a result of the cash portion of NAVTEQ’s purchase price, Qualcomm lump-sum cash payment, increase in net working capital and lower operating profitability, partly offset by sale of investments and liquid assets and the increase in short-term and long-term borrowings incurred in addition to the financing of the NAVTEQ acquisition. We hold our cash and cash equivalents predominantly in euros. Cash and cash equivalents totaled EUR 3 525 million at December 31, 2006.

Net cash from operating activities was EUR 3 197 million in 2008 compared with EUR 7 882 million in 2007, and EUR 4 478 million in 2006. In 2008, net cash from operating activities decreased primarily due to decreased profitability, an increase in net working capital, Qualcomm lump-sum cash payment and an increase in income taxes paid. In 2007, net cash from operating activities increased primarily due to an increase in cash generated from operations partly offset by increased income taxes paid.

Net cash used in investing activities was EUR 2 905 million in 2008 compared with EUR 710 million in 2007, and net cash from investing activities of EUR 1 006 million in 2006. Net cash used in acquisitions of group companies, net of acquired cash, was EUR 5 962 million in 2008 compared with EUR 253 million net cash from acquisitions of group companies due to acquired cash in an otherwise non-cash transaction in 2007 and net cash used in acquisitions of group companies of EUR 517 million in 2006. Cash flow from investing activities in 2008 included purchases of current available-for-sale investments, liquid assets of EUR 669 million, compared with EUR 4 798 million in 2007 and EUR 3 219 million in 2006. Additions to capitalized R&D expenses totaled EUR 131 million, compared with EUR 157 million in 2007 and EUR 127 million in 2006. In 2008, we had no long-term loans made to customers, compared with long-term loans made to customers of EUR 261 million in 2007 and EUR 11 million in 2006. Net cash from investing activities in 2006 included EUR 276 million relating to recovery of impaired long-term loans made to customers. Capital expenditures for 2008 were EUR 889 million compared with EUR 715 million in 2007 and EUR 650 million in 2006. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets. Proceeds from maturities and sale of current available-for-sale investments, liquid assets, decreased to EUR 4 664 million, compared with EUR 4 930 million in 2007, and EUR 5 058 million in 2006.

Net cash used in financing activities decreased to EUR 1 545 million in 2008 compared with EUR 3 832 million in 2007, primarily as a result of an increase in proceeds from short-term borrowings. Net cash used in financing activities decreased to EUR 3 832 million in 2007 compared with EUR 4 966 million in 2006, primarily as a result of an increase in proceeds from stock options exercises of EUR 941 million and in proceeds from short-term borrowings of EUR 798 million offset by an increase in the purchases of treasury shares with EUR 448 million during 2007. Dividends paid increased to EUR 2 048 million in 2008 compared with EUR 1 760 million in 2007 and EUR 1 553 million in 2006.

At December 31, 2008, we had EUR 861 million in long-term interest-bearing liabilities and EUR 3 591 million in short-term borrowings, offset by EUR 6 820 million in cash and other liquid assets, resulting in a net liquid assets balance of EUR 2 368 million, compared with EUR 10 663 million at the end of 2007 and EUR 8 288 million at the end of 2006. The decrease reflected the impact of the cash portion of NAVTEQ’s purchase price, Qualcomm lump-sum cash payment, increase in net working capital and lower operating profitability. For further information regarding our long-term liabilities, see Note 23 to our consolidated financial statements included in Item 18 of this annual report. Our ratio of net interest-bearing debt, defined as short-term and long-term debt less cash and other liquid assets, to equity, defined as shareholders’ equity and minority interests, was negative 14%, negative 62% and negative 69% at December 31, 2008, 2007 and 2006, respectively.

Our Board of Directors has proposed a dividend of EUR 0.40 per share for the year ended December 31, 2008, subject to shareholders’ approval, compared with EUR 0.53 and EUR 0.43 per share paid for the years ended December 31, 2007 and 2006, respectively. See Item 3.A “Selected Financial Data—Distribution of Earnings.”

Our refinancing needs in 2009 will include refinancing of our short-term borrowings incurred in connection with the NAVTEQ acquisition and refinancing of Nokia Siemens Networks’ bilateral loan arrangements with financial institutions. We also may incur additional indebtedness from time to time as required to finance acquisitions and working capital needs. In February 2009, we issued EUR 1 750 million of Eurobonds—EUR 1 250 million bonds due 2014 with a coupon of 5.50% and issue price of 99.855%; and EUR 500 million bonds due 2019 with a coupon of 6.75% and issue price of 99.702%—under our EUR 3 000 million Euro Medium Term Note, or EMTN, program to repay part of our existing short-term borrowings. In February 2009, we also signed and fully drew down EUR 500 million loan from the European Investment Bank. The proceeds of the loan will be used to finance part of our smartphone research and development expenses.

At December 31, 2008, Nokia had a USD 4 000 million US Commercial Paper, or USCP, program, USD 4 000 million Euro Commercial Paper, or ECP, program, EUR 3 000 million EMTN program, domestic Finnish commercial paper program totaling EUR 750 million and shelf registration statement for an indeterminate amount of debt securities on file with the US Securities and Exchange Commission. At December 31, 2008, we also had committed credit facilities of USD 2 000 million maturing in 2009, EUR 500 million maturing in 2011, USD 1 923 million maturing in 2012, and a number of short-term uncommitted facilities. In February 2009, we voluntarily cancelled the USD 2 000 million committed credit facility maturing in 2009 due to the above-described repayment of part of our short-term borrowings from the proceeds of the Eurobond issue in February 2009. At February 28, 2009, the total amount available to us under our committed credit facilities was EUR 404 million, excluding the amounts available only for the repayment of our outstanding commercial papers. See Note 35 (c) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our funding programs.

We have historically maintained a high level of liquid assets. Management estimates that the cash and other liquid assets level of EUR 6 820 million at the end of 2008, together with our available credit facilities, cash flow from operations, funds available from long-term and short-term debt financings, as well as the proceeds of future equity or convertible bond offerings, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development, acquisitions and debt service requirements at least through 2009. The ratings of our short and long-term debt from credit rating agencies have not changed during the year. The ratings at December 31, 2008, were:

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

We primarily invest in research and development, marketing and building the Nokia brand. However, over the past few years Nokia has increased its investment in services and software by acquiring companies with specific technology assets and expertise. In 2008, capital expenditures totaled EUR 889 million, compared with EUR 715 million in 2007 and EUR 650 million in 2006. The increase in 2008 resulted from increased amount of capital expenditures in machinery and equipment and increased investment in services and software related intangible assets. Principal capital expenditures during the three years included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets. We expect the amount of capital expenditures (excluding acquisitions) during 2009 to be reduced to approximately EUR 700 million, and to be funded from our cash flow from operations.

Structured Finance

Structured finance includes customer financing and other third-party financing. Network operators in some markets sometimes require their suppliers, including us, to arrange or provide long-term financing as a condition to obtaining or bidding on infrastructure projects.

The current global financial crisis and the related tightening of the credit markets may restrict the access of our customers and suppliers to financing. We do not, however, currently intend to significantly increase financing to our customers which may have an adverse effect on our ability to compete successfully for their business. Rather, as a strategic market requirement, we plan to continue to arrange and facilitate financing to our customers, and provide financing and extended payment terms to a small number of selected customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers.

The following table sets forth our total structured finance, outstanding and committed, for the years indicated.

Structured Finance

	At December 31,
	2008	2007	2006
	(EUR millions)

Financing commitments	197	270	164
Outstanding long-term loans (net of allowances and write-offs)	27	10	19
Current portion of outstanding long-term loans (net of allowances and write-offs)	101	156	—
Outstanding financial guarantees and securities pledged	2	130	23

Total	327	566	206

In 2008, our total structured financing, outstanding and committed, decreased to EUR 327 million from EUR 566 million in 2007 and primarily consisted of committed financing to network operators. Outstanding financial guarantees given on behalf of third parties decreased to EUR 2 million in 2008 from EUR 130 million in 2007.

In 2007, our total structured financing, outstanding and committed, increased to EUR 566 million from EUR 206 million in 2006 and primarily consisted of committed financing to network operators. Outstanding financial guarantees given on behalf of third parties increased from EUR 23 million in 2006 to EUR 130 million in 2007.

See Note 35 (b) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our committed and outstanding customer financing.

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

We expect our structured financing commitments to be financed mainly through the capital markets as well as through cash flow from operations.

The structured financing commitments are available under loan facilities mainly negotiated with customers of Nokia Siemens Networks. Availability of the amounts is dependent upon the borrowers’ continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facilities. The customer loans are available to fund capital expenditure relating to purchase of network infrastructure equipment and services from Nokia Siemens Networks.

The following table sets forth the amounts of our contingent commitments for the periods indicated as at December 31, 2008. The amounts represent the maximum principal amount of commitments.

Contingent Commitments Expiration Per Period

	2009	2010-2011	2012-2013	Thereafter	Total
	(EUR millions)

Guarantees of Nokia’s performance	1 445	446	112	679	2 682
Financial guarantees and securities pledged on behalf of third parties	2	—	—	—	2

Total	1 447	446	112	679	2 684

Guarantees of Nokia’s performance include EUR 2 682 million of guarantees that are provided to certain Nokia Siemens Networks customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of non-performance by Nokia.

Financial guarantees and securities pledged on behalf of customers represent guarantees relating to payment by certain Nokia Siemens Networks’ customers and other third parties under specified loan facilities between such a customer or other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer or other third party.

See Note 29 to our consolidated financial statements included in Item 18 of this annual report for further information regarding commitments and contingencies.

5C. Research and Development, Patents and Licenses

Success in the mobile communications industry requires continuous introduction of new products and solutions based on the latest available technology. This places considerable demands on our research and development, or R&D activities. Consequently, in order to maintain our competitiveness, we have made substantial R&D expenditures in each of the last three years. Our consolidated R&D expenses for 2008 were EUR 5 968 million, an increase of 6% from EUR 5 636 million in 2007. The increase in R&D expenses was primarily due to increased R&D expenses in Devices & Services which were partly offset by decreased R&D expenses in Nokia Siemens Networks. R&D expenses in 2006 were EUR 3 897 million. These expenses represented 11.8%, 11.0% and 9.5% of Nokia net sales in 2008, 2007 and 2006, respectively. In 2008, Devices & Services R&D expenses included EUR 153 million representing the contribution of the assets to the Symbian Foundation, EUR 46 million of restructuring charges and EUR 351 million of purchase price accounting related items. In 2007, Nokia Siemens Networks incurred a restructuring charge of EUR 439 million and EUR 136 million purchase price accounting related items related to R&D activities.

To enable our future success, we continued to improve the efficiency of our worldwide R&D network and increased our collaboration with third parties. At December 31, 2008, we employed 39 350 people in R&D, representing approximately 31% of our total workforce, and had a strong research and development presence in 16 countries. R&D expenses of Devices & Services as a percentage of its net sales were 8.9% in 2008 compared with 7.6% in 2007 and 8.1% in 2006. NAVTEQ R&D expenses for the six months ended on December 31, 2008 as a percentage of its net sales were 92.0%. In the case of Nokia Siemens Networks, R&D expenses represented 16.3%, 20.5% and 15.8% of its net sales in 2008, 2007 and 2006, respectively.

5D. Trends Information

See Item 5.A “Operating Results—Principal Factors Affecting our Results of Operations” for information on material trends affecting our business and results of operations.

5E. Off-Balance Sheet Arrangements

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2008.

Contractual Obligations Payments Due by Period

	2009	2010-2011	2012-2013	Thereafter	Total
	(EUR millions)

Long-term liabilities	13	525	85	320	943
Operating leases	315	422	225	194	1 156
Inventory purchases	1 896	275	88	92	2 351

Total	2 224	1 222	398	606	4 450

Benefit payments related to the underfunded domestic and foreign defined benefit plan is not expected to be material in any given period in the future. Therefore, these amounts have not been included in the table above for any of the years presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Pursuant to the provisions of the Finnish Companies Act and our Articles of Association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors (or the “Board”), the President and the Group Executive Board chaired by the Chief Executive Officer.

Board of Directors

The current members of the Board of Directors were elected at the Annual General Meeting on May 8, 2008, based on the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. On the same date, the Chairman and Vice Chairman of the Board of Directors, as well as the Chairmen and members of the committees of the Board, were elected among the Board members and among the independent directors of the Board, respectively.

The members of the Board of Directors are annually elected by a simple majority of the shareholders’ votes represented at the Annual General Meeting for a one-year term ending at close of the next Annual General Meeting.

The current members of the Board of Directors and its committees are set forth below.

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

Vice Chairman Dame Marjorie Scardino, b. 1947	Chief Executive and member of the Board of Directors of Pearson plc.
Board member since 2001. Vice Chairman since 2007.
Chairman of the Corporate Governance and Nomination Committee and member of the Personnel Committee.

Bachelor of Arts (Baylor University), Juris Doctor (University of San Francisco).

Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993, lawyer 1976-1985 and publisher of The Georgia Gazette newspaper 1978-1985.

Georg Ehrnrooth, b. 1940	Board member since 2000. Chairman of the Audit Committee and member of the Corporate Governance and Nomination Committee.

Master of Science (Eng.) (Helsinki University of Technology).

President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991. Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

Chairman of the Board of Directors of Sampo plc, member of the Boards of Directors of Oy Karl Fazer Ab and Sandvik AB (publ). Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

Lalita D. Gupte, b. 1948	Non-executive Chairman of the ICICI Venture Funds Management Co Ltd. Board member since 2007. Member of the Audit Committee.

B.A. in Economics (University of Delhi) and Master of Management Studies (University of Bombay).

Joint Managing Director member of the Board of Directors of ICICI Bank Limited (formerly ICICI Ltd) 1999-2006, Deputy Managing Director of ICICI Ltd 1996-1999, Executive Director on the Board of Directors of ICICI Limited 1994-1996. Various leadership positions in Corporate and Retail Banking, Strategy and Resources, and International Banking in ICICI Limited and subsequently in ICICI Bank Ltd since 1971.

Member of the Boards of Directors of ICICI Venture Funds Management Co Ltd (non-executive Chairman), Bharat Forge Ltd, Kirloskar Brothers Ltd, FirstSource Solutions Ltd, Godrej Properties Ltd, HPCL-Mittal Energy Ltd and Swadhaar FinServe Pvt Ltd. Also member of Board of Governors of educational institutions.

Dr. Bengt Holmström, b. 1949	Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management. Board member since 1999.

Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).

Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.

Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences. Member of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA. Member of Aalto University Foundation Board.

Prof. Dr. Henning Kagermann, b. 1947	Co-CEO and Chairman of the Executive Board of SAP AG. Board member since 2007. Member of the Personnel Committee.

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

Olli-Pekka Kallasvuo, b. 1953	President and CEO of Nokia Corporation. Board member since 2007.

LL.M. (University of Helsinki).

President and COO of Nokia Corporation 2005-2006, Executive Vice President and General Manager of Nokia Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.

Chairman of the Board of Directors of Nokia Siemens Networks B.V. Member of the Board of Directors of Confederation of Finnish Industries EK.

Per Karlsson, b. 1955	Independent Corporate Advisor. Board member since 2002. Chairman of the Personnel Committee and member of the Corporate Governance and Nomination Committee.

Degree in Economics and Business Administration (Stockholm School of Economics).

Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992. Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

Member of the Board of Directors of IKANO Holdings S.A.

Risto Siilasmaa, b. 1966	Board member since May 8, 2008. Member of the Audit Committee.

Studies at Helsinki University of Technology, Department of Industrial Engineering and Management.

President and CEO of F-Secure Corporation 1988-2006.

Chairman of the Boards of Directors of F-Secure Corporation, Elisa Corporation, and Fruugo Inc. Member of the Boards of Directors of Blyk Ltd, Ekahau Inc., Efecte Corp., Nexit Ventures Oy and Valimo Wireless Oy. Vice Chairman of the Boards of Directors of The Federation of Finnish Technology Industries and Finnish-American Chamber of Commerce, member of the Board of Directors of Confederation of Finnish Industries EK, member of the advisory boards of Communications Administration at Ministry of Transport and Communications in Finland, Helsinki University of Economics and Helsinki University of Technology.

Keijo Suila, b. 1945	Board member since 2006. Member of the Audit Committee.

B.Sc. (Economics and Business Administration) (Helsinki University of Economics and Business Administration).

President and CEO of Finnair Plc 1999-2005. Chairman of oneworld airline alliance 2003-2004 and member of various international aviation and air transportation associations 1999-2005. Holder of various executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oyj, Leaf Group and Leaf Europe 1985-1998.

Chairman of the Boards of Directors of Solidium Oy and The Finnish Fair Corporation. Vice Chairman of the Board of Directors of Kesko Corporation.

Vesa Vainio, member of the Board since 1993, served as a member of the Board of Directors until the Annual General Meeting on May 8, 2008, but did not stand for re-election.

Proposal of the Corporate Governance and Nomination Committee for Composition of the Board of Directors

On January 22, 2009, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on April 23, 2009 regarding the composition of the Board of Directors for a one-year term as from the Annual General Meeting in 2009 until the close of the Annual General Meeting in 2010. The Committee will propose to the Annual General Meeting that the number of Board members be 11 and that all current Board members be re-elected: Georg Ehrnrooth, Lalita D. Gupte, Bengt Holmström, Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Marjorie Scardino, Risto Siilasmaa and Keijo Suila. Moreover, the Committee will propose that Isabel Marey-Semper be elected as a new member of the Board for the same term as from the Annual General Meeting in 2009 until the close of the Annual General Meeting in 2010. Isabel Marey-Semper is Chief Financial Officer, EVP responsible for Strategy at PSA Peugeot Citroën.

Subject to the requirements of Finnish law, the independent directors of the new Board will elect a Chairman and a Vice Chairman from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. The independent directors of the new Board will also confirm the election of the members and Chairmen for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each committee’s member qualification standards. These elections will take place at the Board’s assembly meeting following the Annual General Meeting.

On January 22, 2009, the Corporate Governance and Nomination Committee announced that it will propose at the assembly meeting of the new Board of Directors after the Annual General Meeting on April 23, 2009 that Jorma Ollila be elected as Chairman of the Board and Dame Marjorie Scardino as Vice Chairman of the Board.

Group Executive Board

According to our Articles of Association, we have a Group Executive Board that is responsible for the operative management of the Group. The Chairman and members of the Group Executive Board are appointed by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

Veli Sundbäck, Executive Vice President, Corporate Relations and Responsibility resigned from the Group Executive Board as of December 31, 2008 and Mr. Sundbäck will continue in Nokia as an executive advisor until his retirement on May 31, 2009. Esko Aho, Executive Vice President, Corporate Relations and Responsibility, was appointed as a member of the Group Executive Board as of January 1, 2009.

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

Chairman of the Board of Directors of Nokia Siemens Networks B.V. Member of the Board of Directors of Confederation of Finnish Industries EK.

Esko Aho, b. 1954	Executive Vice President, Corporate Relations and Responsibility. Group Executive Board member since January 1, 2009. Joined Nokia November 1, 2008.

Master of Social Sciences (University of Helsinki).

President of the Finnish Innovation Fund, Sitra 2004-2008. Private consultant 2003-2004. Lecturer, Harvard University 2000-2001. Prime Minister of Finland 1991-1995. Chairman of the Centre Party 1990-2002. Member of the Finnish Parliament 1983-2003. Elector in the presidential elections of 1978, 1982 and 1988.

Member of the Board of Directors of Fortum Corporation. Member of the Board of Directors of Russian Venture Company. Member of the Club de Madrid. Member of the Science and Technology in Society Forum (STS). Member of the InterAction Council. Vice Chairman of the Board, Technology Industries of Finland.

Robert Andersson, b. 1960	Executive Vice President, Devices Finance, Strategy and Strategic Sourcing. Group Executive Board member since 2005. Joined Nokia in 1985.

Master of Business Administration (George Washington University, Washington D.C.), Master of Science (Economics and Business Administration) (Swedish School of Economics and Business Administration, Helsinki).

Executive Vice President of Customer and Market Operations 2005-2007, Senior Vice President of Customer and Market Operations, Europe, Middle East and Africa 2004-2005, Senior Vice President of Nokia Mobile Phones in Asia-Pacific 2001-2004, Vice President of Sales for Nokia Mobile Phones in Europe and Africa 1998-2001. Various managerial and executive positions within Nokia Mobile Phones, Nokia Consumer Electronics and Nokia Data 1985-1998.

Simon Beresford-Wylie, b. 1958	Chief Executive Officer, Nokia Siemens Networks. Group Executive Board member since 2005. Joined Nokia 1998.

Bachelor of Arts (Economic Geography and History) (Australian National University).

Executive Vice President and General Manager of Networks 2005-2007. Senior Vice President of Nokia Networks, Asia-Pacific 2003-2004, Senior Vice President, Customer Operations of Nokia Networks 2002-2003, Vice President, Customer Operations of Nokia Networks 2000-2002, Managing Director of Nokia Networks in India and Area General Manager, South Asia 1999-2000, Regional Director of Business Development, Project and Trade Finance of Nokia Networks, Asia-Pacific 1998-1999, Chief Executive Officer of Modi Telstra, India 1995-1998, General Manager, Banking and Finance, Corporate and Government business unit of Telstra Corporation 1993-1995, holder of executive positions in the Corporate and Government business units of Telstra Corporation 1989-1993. Holder of executive, managerial and clerical positions in the Australian Commonwealth Public Service 1982-1989.

Member of the Board of Directors of The Vitec Group.

Timo Ihamuotila, b. 1966	Executive Vice President, Sales. Group Executive Board member since 2007. With Nokia 1993-1996, rejoined 1999.

Master of Science (Economics) (Helsinki School of Economics), Licentiate of Science (Finance) (Helsinki School of Economics).

Executive Vice President, Sales and Portfolio Management, Mobile Phones, 2007. Senior Vice President, CDMA Business Unit, Mobile Phones 2004-2007, Vice President, Finance, Corporate Treasurer of Nokia Corporation 2000-2004, Director of Corporate Finance 1999-2000, Vice President of Nordic Derivates Sales, Citibank plc 1996-1999, Manager of Dealing & Risk Management of Nokia 1993-1996, Analyst, Assets and Liability Management, Kansallis Bank 1990-1993.

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

Hallstein Moerk, b. 1953	Executive Vice President, Human Resources. Group Executive Board member since 2004. Joined Nokia 1999.

Diplomøkonom (Econ.) (Norwegian School of Management).

Holder of various positions at Hewlett-Packard Corporation 1977-1999.

Member of the Board of Advisors of Center for HR Strategy, Rutgers University. Fellow of Academy of Human Resources, Class of 2007.

Dr. Tero Ojanperä, b. 1966	Executive Vice President, Services. Group Executive Board member since 2005. Joined Nokia 1990.

Master of Science (University of Oulu), Ph.D. (Delft University of Technology, The Netherlands).

Executive Vice President, Chief Technology Officer 2006-2007. Executive Vice President & Chief Strategy Officer 2005-2006, Senior Vice President, Head of Nokia Research Center 2003-2004. Vice President, Research, Standardization and Technology of IP Mobility Networks, Nokia Networks 1999-2002. Vice President, Radio Access Systems Research and General Manager of Nokia Networks in Korea 1999. Head of Radio Access Systems Research, Nokia Networks 1998-1999, Principal Engineer, Nokia Research Center, 1997-1998.

Member of Young Global Leaders. Member of the Board of Directors of MusiCares.

Niklas Savander, b. 1962	Executive Vice President, Services. Group Executive Board Member 2006. Joined Nokia 1997.

Master of Science (Eng.) (Helsinki University of Technology), Master of Science (Economics and Business Administration) (Swedish School of Economics and Business Administration, Helsinki).

Executive Vice President, Technology Platforms 2006-2007. Senior Vice President and General Manager of Nokia Enterprise Solutions, Mobile Devices Business Unit 2003-2006, Senior Vice President, Nokia Mobile Software, Market Operations 2002-2003, Vice President, Nokia Mobile Software, Strategy, Marketing & Sales 2001-2002, Vice President and General Manager of Nokia Networks, Mobile Internet Applications 2000-2001, Vice President of Nokia Networks, Systems Marketing 1997-1998. Holder of executive and managerial positions at Hewlett-Packard Company 1987-1997.

Member of the Board of Directors of Nokia Siemens Networks B.V. Vice Chairman of the Board of Directors of Tamfelt Corp. Member of the Board of Directors and secretary of Waldemar von Frenckells Stiftelse.

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

Chairman of the Boards of Directors of Amer Sports Corporation and Koskitukki Oy.

Dr. Kai Öistämö, b. 1964	Executive Vice President, Devices. Group Executive Board Member since 2005. Joined Nokia in 1991.

Doctor of Technology (Signal Processing), Master of Science (Engineering) (Tampere University of Technology).

Executive Vice President and General Manager of Mobile Phones 2005-2007. Senior Vice President, Business Line Management, Mobile Phones 2004-2005, Senior Vice President, Mobile Phones Business Unit, Nokia Mobile Phones 2002-2003, Vice President, TDMA/GSM 1900 Product Line, Nokia Mobile Phones 1999-2002, Vice President, TDMA Product Line 1997-1999 Various technical and managerial positions in Nokia Consumer Electronics and Nokia Mobile Phones 1991-1997.

Member of Board of Directors of Nokian Tyres plc.

Chairman of the Research and Technology Committee of the Confederation of Finnish Industries EK.

6B. Compensation

The following section reports the remuneration to the Board of Directors and describes our compensation policies and actual compensation for the Group Executive Board and other executive officers as well as our use of equity incentives.

Board of Directors

The following table sets forth the annual remuneration of the members of the Board of Directors based on their positions on the Board and its committees, including the remuneration paid to the President and CEO for his duties as a member of the Board of Directors only, as resolved at the respective Annual General Meetings in 2008, 2007 and 2006.

Position	2008	2007	2006

Chairman	440 000	375 000	375 000
Vice Chairman	150 000	150 000	137 500
Member	130 000	130 000	110 000
Chairman of Audit Committee	25 000	25 000	25 000
Member of Audit Committee	10 000	10 000	10 000
Chairman of Personnel Committee	25 000	25 000	25 000
Total	1 710 000	1 775 000	1 472 500

Non-executive members of the Board of Directors do not receive stock options, performance shares, restricted shares or other variable compensation for their duties as Board members. In addition, no meeting fees are payable. However, it is Nokia policy that a significant portion of director remuneration is paid in the form of Nokia shares, and in alignment therewith, approximately 40% of the annual remuneration payable to the members of Board of Directors has been paid in Nokia shares purchased from the market. The President and CEO receives variable compensation for his executive duties, but not for his duties as a member of the Board of Directors. Total compensation of the President and CEO is described below in “— Executive Compensation—Actual Executive Compensation for 2008—Summary Compensation Table 2008”.

When preparing the Board of Directors’ remuneration proposal, it is the policy of the Corporate Governance and Nomination Committee of the Board to review and compare the remuneration levels and their criteria paid in other global companies with net sales and business complexity comparable to that of Nokia. The Committee’s aim is to ensure that Nokia has an efficient Board of world-class professionals representing an appropriate and diverse mix of skills and experience. A competitive Board remuneration contributes to our achievement of this target.

The remuneration of the Board of Directors is resolved annually by our Annual General Meeting by a simple majority of the shareholders’ votes represented at the meeting, upon proposal by the Corporate Governance and Nomination Committee. The remuneration is resolved for the period as from the respective Annual General Meeting until the close of the next Annual General Meeting.

Remuneration of the Board of Directors in 2008

For the year ended December 31, 2008, the aggregate remuneration paid to the members of the Board of Directors for their services as members of the Board and its committees, was EUR 1 710 000.

The following table sets forth the total annual remuneration paid to the members of the Board of Directors in 2008, as resolved by the shareholders at the Annual General Meeting on May 8, 2008. For

information with respect to the Nokia shares and equity awards held by the members of the Board of Directors, please see Item 6E. “Share Ownership”.

						Change in
						Pension Value
		Fees			Non-Equity	and Nonqualified
		Earned or			Incentive	Deferred
		Paid in	Stock		Plan	Compensation	All Other
		Cash	Awards	Option Awards	Compensation	Earnings	Compensation	Total
	Year	(EUR)(1)	(EUR)(2)	(EUR)(2)	EUR(2)	(EUR)(2)	(EUR)(2)	(EUR)

Jorma Ollila, Chairman(3)	2008	440 000	–	–	–	–	–	440 000
Marjorie Scardino, Vice Chairman(4)	2008	150 000	–	–	–	–	–	150 000
Georg Ehrnrooth(5)	2008	155 000	–	–	–	–	–	155 000
Lalita D. Gupte(6)	2008	140 000	–	–	–	–	–	140 000
Bengt Holmström	2008	130 000	–	–	–	–	–	130 000
Olli-Pekka Kallasvuo(7)	2008	130 000	–	–	–	–	–	130 000
Henning Kagermann	2008	130 000	–	–	–	–	–	130 000
Per Karlsson(8)	2008	155 000	–	–	–	–	–	155 000
Risto Siilasmaa(9)	2008	140 000						140 000
Keijo Suila(10)	2008	140 000	–	–	–	–	–	140 000

(1)	Approximately 60% of each Board member’s annual remuneration is paid in cash and the remaining 40% in Nokia shares purchased from the market.

(2)	Not applicable to any non-executive member of the Board of Directors.

(3)	The 2008 fee of Mr. Ollila was paid for his services as Chairman of the Board.

(4)	The 2008 fee of Ms. Scardino was paid for her services as Vice Chairman of the Board.

(5)	The 2008 fee paid to Mr. Ehrnrooth amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.

(6)	The 2008 fee paid to Ms. Gupte amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(7)	This table includes remuneration paid to Mr. Kallasvuo, President and CEO, for his services as a member of the Board only. For the compensation paid for his services as the President and CEO, see “—Executive Compensation—Actual Executive Compensation for 2008—Summary Compensation Table 2008” below.

(8)	The 2008 fee paid to Mr. Karlsson amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.

(9)	The 2008 fee paid to Mr. Siilasmaa amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(10)	The 2008 fee paid to Mr. Suila amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Proposal of the Corporate Governance and Nomination Committee for remuneration to the Board of Directors

On January 22, 2009, the Corporate Governance and Nomination Committee of the Board announced that it will propose to the Annual General Meeting to be held on April 23, 2009 that the annual remuneration payable to the Board members elected at the same meeting for the term until the close of the Annual General Meeting in 2010 be unchanged from 2008 as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Committee will propose that approximately 40% of the remuneration be paid in Nokia shares purchased from the market.

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

Our compensation program for executive officers includes:

•	competitive base pay rates; and

•	short- and long-term incentives that are intended to result in a competitive total compensation package.

The objectives of our executive compensation programs are to:

•	attract and retain outstanding executive talent;

•	deliver a significant amount of performance-related variable compensation for the achievement of both short- and long-term stretch goals;

•	appropriately balance rewards between both Nokia’s and an individual’s performance; and

•	align the interests of the executive officers with those of the shareholders through long-term incentives in the form of equity-based awards.

The competitiveness of Nokia’s executive compensation levels and practices is one of several key factors the Personnel Committee of the Board (the “Personnel Committee”) considers in its determination of compensation for Nokia executives. The Personnel Committee compares, on an annual basis, Nokia’s compensation practices, base salaries and total compensation, including short- and long-term incentives against those of other relevant companies with the same or similar revenue size, global reach and complexity that we believe we compete against for executive talent. The relevant companies include high technology telecommunications companies, Internet services companies, and companies from other industries that are headquartered in Europe and the United States.

The Personnel Committee retains and uses an external consultant from Mercer Human Resources to obtain benchmark data and information on current market trends. The consultant works directly for the Chairman of the Personnel Committee and meets annually with the Personnel Committee, without management present, to provide an assessment of the competitiveness and appropriateness of Nokia’s executive pay levels and programs. Management provides the consultant with information with regard to Nokia’s programs and compensation levels for preparation in meeting with the Committee. The consultant of Mercer Human Resources that works for the Personnel Committee is independent of Nokia and does not have any other business relationships with Nokia.

The Personnel Committee reviews the executive officers’ compensation on an annual basis and from time to time during the year, when special needs arise. Without management present, the Personnel Committee reviews and recommends to the Board the corporate goals and objectives relevant to the compensation of the President and CEO, evaluates the performance of the President and CEO in light of those goals and objectives, and proposes to the Board the compensation level of the President and

CEO, which is confirmed by the independent members of the Board. Management’s role is to provide any information requested by the Personnel Committee to assist in their deliberations.

In addition, upon recommendation of the President and CEO, the Personnel Committee approves all compensation for all the members of the Group Executive Board (excluding that of the President and CEO of Nokia and Simon Beresford-Wylie, Chief Executive Officer of Nokia Siemens Networks) and other direct reports to the President and CEO, including long-term equity incentives and goals and objectives relevant to compensation. The Personnel Committee also reviews the results of the evaluation of the performance of the Group Executive Board members (excluding the President and CEO and Mr. Beresford-Wylie) and other direct reports to the President and CEO and approves their incentive compensation based on such evaluation. Mr. Beresford-Wylie’s compensation as CEO of Nokia Siemens Networks is evaluated and approved by the Board of Directors of Nokia Siemens Networks. The Personnel Committee is apprised annually on actions taken with respect to Mr. Beresford-Wylie’s compensation.

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

The above factors are assessed by the Personnel Committee in totality.

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

Measurement criteria for the short-term cash incentive plan include those financial objectives that are considered important measures of Nokia’s success in driving increased shareholder value. Financial objectives are established which are based on a number of factors and are intended to be stretch targets that, when achieved, we believe, will result in performance that will exceed that of our key competitors in the high technology, telecommunications and Internet services industries. The target setting, as well as the weighting of each measure, also requires the Personnel Committee’s approval. The following table reflects the measurement criteria that are established for the President and CEO and members of the Group Executive Board and the relative weighting of each objective for the year 2008.

Incentive as a % of Annual Base Salary in 2008

	Minimum	Target	Maximum
Position	Performance	Performance	Performance	Measurement Criteria

President and CEO	0%	100%	225%	(a) Financial Objectives (includes targets for net sales, operating profit and operating cash flow)
	0%	25%	37.5%	(c) Total Shareholder Return(1) (comparison made with key competitors in the high technology, telecommunications and Internet services industries over one, three and five year periods)
	0%	25%	37.5%	(d) Strategic Objectives

Total	0%	150%	300%

Group Executive Board	0%	75%	168.75%	(a) Financial Objectives (includes targets for net sales, operating profit and operating cash flow); and
				(b) Individual Strategic Objectives (as described below)
	0%	25%	37.5%	(c) Total Shareholder Return(1)(2) (comparison made with key competitors in the high technology, telecommunications and Internet services industries over one, three and five year periods)

Total	0%	100%	206.25%

(1)	Total shareholder return reflects the change in Nokia’s share price during a respective time period added with the value of dividends per share paid during the said period, divided by Nokia’s share price at the beginning of the period. The calculation is the same also for each company in the said peer group.

(2)	Only some members of the Group Executive Board are eligible for the additional 25% total shareholder return element.

The incentive payout is based on performance relative to targets set for each measurement criteria listed in the table above and includes: (1) a comparison of Nokia’s actual performance to pre-established targets for net sales, operating profit and operating cash flow and (2) a comparison of each executive officer’s individual performance to his/her predefined individual strategic objectives and targets. Individual strategic objectives include market share, quality, technology innovation, new product revenue, customer retention rates, environmental achievements and other objectives of key strategic importance which require a discretionary assessment of performance by the Personnel Committee.

When determining the final incentive payout, the Personnel Committee determines an overall score for each executive based on the degree to which (a) Nokia’s financial objectives have been achieved together with (b) qualitative scores assigned to the individual strategic objectives. The final incentive payout is determined by multiplying each executive’s eligible salary by: (i)  his/her incentive target percent; and (ii) the score resulting from the above-mentioned factors (a) and (b). The resulting score for each executive is then multiplied by an “affordability factor,” which is determined based on overall sales, profitability and cash flow of Nokia. The Personnel Committee may apply discretion when evaluating actual results against targets and the resulting incentive payouts. In certain exceptional situations, the actual short-term cash incentive awarded to the executive officer could be zero. The maximum payout is only possible with maximum performance on all measures.

The portion of the short-term cash incentives that is tied to (a) Nokia’s financial objectives and (b) individual strategic objectives and targets is paid twice each year based on the performance for each of Nokia’s short-term plans that end on June 30 and December 31 of each year. Another portion of the short-term cash incentives is paid annually at the end of the year, based on the Personnel Committee’s assessment of (c) Nokia’s total shareholder return compared to key competitors in the high technology and telecommunications industries and relevant market indices over one-, three- and five-year periods. In the case of the President and CEO, the annual incentive award is also partly based on his performance compared against (d) strategic leadership objectives, including entry into new markets and services, and executive development.

Instead of Nokia’s short-term cash incentive plan, Simon Beresford-Wylie participates in a short-term cash incentive plan sponsored by Nokia Siemens Networks, which is similar to Nokia’s plan.

For more information on the actual cash compensation paid in 2008 to our executive officers, see “—Actual Executive Compensation for 2008—Summary Compensation Table 2008” below.

Long-Term Equity-Based Incentives

Long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares are used to align executive officers interests with shareholders’ interests, reward performance and encourage retention. These awards are determined on the basis of the factors discussed above in “—Executive Compensation Philosophy, Programs and Decision-making Process”, including a comparison of the executive officer’s overall compensation with that of other executives in the relevant market and the impact on the competitiveness of the executive’s compensation package in that market. Performance shares are Nokia’s main vehicle for long-term equity-based incentives and reward the achievement of both Nokia’s long-term financial results and an increase in share price. Performance shares vest as shares, if at least one of the pre-determined threshold performance levels, tied to Nokia’s financial performance, is achieved by the end of the performance period and the value is dependent on Nokia’s share price. Stock options are granted to fewer employees that are in more senior and executive positions. Stock options create value for the executive officer, once vested, if the Nokia share price is higher than the exercise price of the stock option established at grant, thereby aligning the interests of the executives with those of the shareholders. Restricted shares are used primarily for retention purposes and they vest fully after the close of a pre-determined restriction period. These equity-based incentive awards are generally forfeited if the executive leaves Nokia prior to vesting.

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

Information on the actual equity-based incentives granted to the members of our Group Executive Board is included in Item 6E. “Share Ownership.”

Actual Executive Compensation for 2008

At December 31, 2008, Nokia had a Group Executive Board consisting of 12 members. The only changes in the membership of our Group Executive Board during 2008 were due to the retirement of Veli Sundbäck, Executive Vice President, Corporate Relations and Responsibility, from the Group Executive Board as of December 31, 2008 and the appointment of Esko Aho as a new member of our Group Executive Board, effective January 1, 2009.

The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Group Executive Board under our equity plans in 2008.

Gains realized upon exercise of stock options and share-based incentive grants vested for the members of the Group Executive Board during 2008 are included in Item 6.E. “Share Ownership.”

Aggregate Cash Compensation to the Group Executive Board for 2008

	Number of
	Members		Cash
	December 31,		Incentive
Year	2008	Base Salaries	Payments(1)(2)
		EUR	EUR

2008	12	6 146 393	2 713 174

(1)	Includes base salary and cash incentives for the 2008 calendar year paid or payable by Nokia for the respective fiscal year. The cash incentives are paid as a percentage of annual base salary based on Nokia’s short-term cash incentives.

(2)	Excluding any gains realized upon exercise of stock options, which are described in Item 6E. “Share Ownership.”

Long-Term Equity-Based Incentives Granted in 2008(1)

Total number
	Group Executive Board	Total	of participants

Performance Shares at Threshold (2)	173 500	2 463 033	6 300
Stock Options	347 000	3 767 163	3 500
Restricted Shares	230 000	1 746 500	300

(1)	The equity-based incentive grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. The settlement is conditional upon performance and service conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 22 to our consolidated financial statements included in Item 18 of this annual report.

(2)	At maximum performance, the settlement amounts to four times the number at threshold.

Summary Compensation Table 2008

									Change in
									Pension Value
									and Nonqualified
Name and							Non-Equity		Deferred
Principal					Stock	Option	Incentive Plan		Compensation		All Other
Position(1)	Year(**)		Salary	Bonus(2)	Awards(3)	Awards(3)	Compensation		Earnings		Compensation		Total
			EUR	EUR	EUR	EUR	EUR		EUR		EUR		EUR

Olli-Pekka Kallasvuo	2008		1 144 800	721 733	644 805	641 565	(*	)	469 060	(4)(5)	175 164	(7)	3 797 126
President and CEO	2007		1 037 619	2 348 877	4 112 581	693 141	(*	)	956 333		183 603		9 332 153
	2006		898 413	664 227	1 529 732	578 465	(*	)	1 496 883		38 960		5 206 680
Richard Simonson	2008	(8)	630 263	293 477	204 952	204 045					106 632	(9)	1 439 369
EVP and Chief Financial Officer	2007	(8)	488 422	827 333	1 576 376	234 310	(*	)			46 699		3 173 141
	2006	(8)	460 070	292 673	958 993	194 119	(*	)			84 652		1 990 507
Simon Beresford-Wylie
CEO Nokia Siemens
Networks	2008		600 000	462 871	221 407	74 500	(*	)	108 658	(4)	728 778	(10)	2 196 215
Anssi Vanjoki	2008		615 143	260 314	208 880	204 343	(*	)		(6)	33 552	(11)	1 322 232
EVP, Head of Markets	2007		556 381	900 499	1 602 605	239 829	(*	)	18 521		49 244		3 367 078
	2006		505 343	353 674	938 582	222 213	(*	)	215 143		29 394		2 264 349
Mary McDowell	2008	(8)	493 798	196 138	203 123	197 726	(*	)			33 462	(12)	1 124 247
EVP, Chief Development Officer	2007	(8)	444 139	769 773	1 551 482	396 169	(*	)			32 463		3 194 027
	2006	(8)	466 676	249 625	786 783	213 412	(*	)			45 806		1 762 302

(1)	The positions set forth in this table are the current positions of the named executive. Mr. Kallasvuo was President and COO until June 1, 2006. Until December 31, 2007, Mr. Vanjoki served as Executive Vice President and General Manager of Multimedia; Ms. McDowell, Executive Vice President and General Manager of Enterprise Solutions. Mr. Beresford-Wylie served as Executive Vice President and General Manager Networks until April 1, 2007.

(2)	Bonus payments are part of Nokia’s short-term cash incentives. The amount consists of the bonus awarded and paid or payable by Nokia for the respective fiscal year and in the case of Mr. Beresford-Wylie payable by Nokia Siemens Networks on the basis of Nokia Siemens Networks’ short-term cash incentive program.

(3)	Amounts shown represent share-based compensation expense recognized in the respective fiscal year for all outstanding equity grants in accordance with IFRS 2, Share-based payment.

(4)	The change in pension value represents the proportionate change in the liability related to the individual executive. These executives are covered by the Finnish State employees’ pension act (“TyEL”) that provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. The TyEL system is a partly funded and a partly pooled “pay as you go” system. Effective March 1, 2008, Nokia transferred its TyEL pension liability and assets to an external Finnish insurance company and no longer carries the liability on its financial statements. The figures shown represent only the change in liability for the funded portion. The method used to derive the actuarial IFRS valuation is based upon salary information at the respective year-end. Actuarial assumptions including salary increases and inflation have been determined to arrive at the valuation at the respective year-end.

(5)	The change in pension value for Mr. Kallasvuo includes EUR 4 811 for the proportionate change in the liability related to the individual under the funded part of the Finnish TyEL pension (see footnote 4 above). In addition, it includes EUR 464 249 for the change in liability in the early retirement benefit at the age of 60 provided under his service contract. Nokia still carries the liability on its books for the early retirement benefit.

(6)	Mr. Vanjoki’s proportionate change in the liability related to the individual under the funded part of the Finnish TyEL pension (see footnote 4 above) was negative.

(7)	All other compensation for Mr. Kallasvuo in 2008 includes: EUR 130 000 for his services as member of the Board or Directors, see “—Board of Directors—Remuneration of the Board of Directors in 2008” above; EUR 20 645 for car allowance, EUR 10 000 for financial counseling,

EUR 11 103 for taxable benefit for premiums paid under supplemental medical and disability insurance, EUR 3 416 for driver and for mobile phone.

(8)	Salaries, benefits and perquisites of Ms. McDowell and Mr. Simonson are paid and denominated in USD. Amounts were converted to euro using year-end 2008 USD/EUR exchange rate of 1.40. For year 2007 disclosure, amounts were converted to euro using year-end 2007 USD/EUR exchange rate of 1.47.

(9)	All other compensation for Mr. Simonson in 2008 includes: EUR 64 405 company contributions to the Restoration & Deferral plan, EUR 11 083 company contributions to the 401(k) plan, EUR 12 156 for car allowance, EUR 11 621 for financial counseling, EUR 7 365 imputed income under the Employee Stock Purchase Plan.

(10)	All other compensation for Mr. Beresford-Wylie in 2008 includes: EUR 600 000 for a special one-time bonus for the successful retention and integration of Nokia Siemens Networks, EUR 105 158 provided as a benefit under Nokia Siemens Networks relocation policy, EUR 13 380 for car allowance, EUR 10 000 for financial counseling, and the remainder for mobile phone.

(11)	All other compensation for Mr. Vanjoki in 2008 includes: EUR 22 200 for car allowance, EUR 10 000 for financial counseling, EUR 1 112 taxable benefit for premiums paid under supplemental medical and disability insurance and the remainder for mobile phone.

(12)	All other compensation for Ms. McDowell in 2008 includes: EUR 12 156 for car allowance, EUR 11 438 for financial counseling and EUR 9 868 company contributions to the 401(k) plan.

(*)	None of the named executive officers participated in a formulated, non-discretionary, incentive plan. Annual incentive payments are included under the “Bonus” column.

(**)	History has been provided for those data elements previously disclosed.

Equity Grants in 2008(1)

		Option Awards				Stock Awards
			Number of			Performance	Performance
			Shares	Grant	Grant Date	Shares at	Shares at	Restricted	Grant Date
Name and Principal		Grant	underlying	Price	Fair Value(2)	Threshold	Maximum	Shares	Fair Value(3)
Position	Year	Date	Options	(EUR)	(EUR)	(Number)	(Number)	(Number)	(EUR)

Olli-Pekka Kallasvuo President and CEO	2008	May 9	115 000	19.16	548 153	57 500	230 000	75 000	2 470 858
Richard Simonson EVP and Chief Financial Officer	2008	May 9	32 000	19.16	152 529	16 000	64 000	22 000	699 952
Simon Beresford-Wylie(4) CEO, Nokia Siemens Networks	2008	—	—	—	—	—	—	—	—
Anssi Vanjoki EVP, Head of Markets	2008	May 9	32 000	19.16	152 529	16 000	64 000	22 000	699 952
Mary McDowell EVP, Chief Development Officer	2008	May 9	28 000	19.16	133 463	14 000	56 000	20 000	620 690

(1)	Including all equity awards made during 2008. Awards were made under the Nokia Stock Option Plan 2007, the Nokia Performance Share Plan 2008 and the Nokia Restricted Share Plan 2008, respectively.

(2)	The fair values of stock options equal the estimated fair value on the grant date, calculated using the Black-Scholes model. The stock option exercise price is EUR 19.16. NASDAQ OMX Helsinki closing market price at the grant date was EUR 18.69.

(3)	The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of performance shares is presented on the basis of a number of shares, which is two times the number at threshold.

(4)	Mr. Beresford-Wylie does not participate in the equity plans of Nokia. Mr. Beresford-Wylie participates in a long-term cash incentive plan sponsored by Nokia Siemens Networks. His target incentive covering 2008-2010 is EUR 1.5 million.

For information with respect to the Nokia shares and equity awards held by the members of the Group Executive Board, please see Item 6E. “Share Ownership”.

Pension Arrangements for the Members of the Group Executive Board

The members of the Group Executive Board participate in the local retirement programs applicable to employees in the country where they reside. Executives in Finland participate in the Finnish TyEL pension system, which provides for a retirement benefit based on years of service and earnings according to a prescribed statutory system. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. The Finnish TyEL pension scheme provides for early retirement benefits at age 62 with a reduction in the amount of retirement benefits. Standard retirement benefits are available from age 63 to 68, according to an increasing scale.

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

Simon Beresford-Wylie participates in the Nokia International Employee Benefit Plan (NIEBP). The NIEBP is a defined contribution retirement arrangement provided to some Nokia and Nokia Siemens Networks employees on international assignments. The contributions to NIEBP are funded two-thirds by Nokia and one-third by the employee. Because Mr. Beresford-Wylie also participates in the Finnish TyEL system, the company contribution to NIEBP is 1.3% of annual earnings.

Hallstein Moerk, following his arrangement with a previous employer, has also in his current position at Nokia a retirement benefit of 65% of his pensionable salary beginning at the age of 62. Early retirement is possible at the age of 55 with reduced benefits.

Service Contracts

Olli-Pekka Kallasvuo’s service contract covers his current position as President and CEO and Chairman of the Group Executive Board. As at December 31, 2008, Mr. Kallasvuo’s annual total gross base salary, which is subject to an annual review by the Board of Directors and confirmation by the independent members of the Board, is EUR 1 176 000. His incentive targets under the Nokia short-term cash incentive plan are 150% of annual gross base salary. In case of termination by Nokia for reasons other than cause, including a change of control, Mr. Kallasvuo is entitled to a severance payment of up to 18 months of compensation (both annual total gross base salary and target incentive). In case of termination by Mr. Kallasvuo, the notice period is six months and he is entitled to a payment for such notice period (both annual total gross base salary and target incentive for six months). Mr. Kallasvuo is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated for cause, Mr. Kallasvuo may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual total gross base salary and target incentive for the respective period during which no severance payment is paid.

Equity-Based Compensation Programs

General

During the year ended December 31, 2008, we sponsored three global stock option plans, five global performance share plans and four global restricted share plans. Both executives and employees participate in these plans. In 2004, we introduced performance shares as the main element to the company’s broad-based equity compensation program to further emphasize the performance element in employees’ long-term incentives. Thereafter, the number of stock options granted has been significantly reduced. The rationale for using both performance shares and stock options for employees in higher job grades is to build an optimal and balanced combination of long-term equity-based incentives. The equity-based compensation programs intend to align the potential value received by participants directly with the performance of Nokia. Since 2003, we also have granted restricted shares to a small selected number of employees each year.

The equity-based incentive grants are generally conditioned upon continued employment with Nokia, as well as the fulfillment of performance and other conditions, as determined in the relevant plan rules.

The broad-based equity compensation program for 2008, which was approved by the Board of Directors, followed the structure of the program in 2007. The participant group for the 2008 equity-based incentive program continued to be broad, with a wide number of employees in many levels of the organization eligible to participate. As at December 31, 2008, the aggregate number of participants in all of our equity-based programs was approximately 18 000 compared with approximately 22 000 as at December 31, 2007 reflecting changes in our grant guidelines.

The employees of Nokia Siemens Networks have not participated in any new Nokia equity-based incentive plans since the formation of Nokia Siemens Networks on April 1, 2007.

For a more detailed description of all of our equity-based incentive plans, see Note 22 to our consolidated financial statements included in Item 18 of this annual report.

Performance Shares

We have granted performance shares under the global 2004, 2005, 2006, 2007 and 2008 plans, each of which, including its terms and conditions, has been approved by the Board of Directors.

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

The 2004 and 2005 Performance Share Plans had a four-year performance period and a two-year interim measurement period. The 2006, 2007 and 2008 Performance Share Plans have a three-year performance period with no interim measurement period. The below table summarizes the relevant periods and settlements under the plans.

		Interim
	Performance	measurement	1st (interim)	2nd (final)
Plan	period	period	settlement	settlement

2004	2004-2007	2004-2005	2006	2008
2005	2005-2008	2005-2006	2007	2009
2006	2006-2008	N/A	N/A	2009
2007	2007-2009	N/A	N/A	2010
2008	2008-2010	N/A	N/A	2011

Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Performance share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Approvals for performance share grants to the CEO are confirmed by the independent members of the Board subject to the requirements of Finnish law. Approvals for performance share grants to the other Group Executive Board members and other direct reports of the CEO are made by the Personnel Committee.

Stock Options

Nokia’s global stock option plans in effect for 2008, including their terms and conditions, were approved by the Annual General Meetings in the year when each plan was launched, i.e., in 2003, 2005 and 2007.

Each stock option entitles the holder to subscribe for one new Nokia share. The stock options are non-transferable. All of the stock options have a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter. The stock options granted under the plans generally have a term of five years.

The exercise price of the stock options are determined at the time of their grant on a quarterly basis. The exercise prices are determined in accordance with a pre-agreed schedule after the release of Nokia’s periodic financial results and are based on the trade volume weighted average price of a Nokia share on NASDAQ OMX Helsinki during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any short-term fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have the right to amend the above-described determination of the exercise price.

Stock option grants are approved by the CEO at the time of stock option pricing on the basis of an authorization given by the Board of Directors. Approvals for stock option grants to the CEO are confirmed by the independent members of the Board subject to the requirements of Finnish law. Approvals for stock option grants to the other Group Executive Board members and for other direct reports of the CEO are made by the Personnel Committee.

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

All of our restricted share plans have a restriction period of three years after grant. Once the shares vest, they are transferred and delivered to the participants. The restricted share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. Until the Nokia shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. Restricted share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Approvals of restricted share grants to the CEO are confirmed by the independent directors of the Board subject to the requirements of Finnish law. Approvals for restricted share grants to the other Group Executive Board members and other direct reports of the CEO are made by the Personnel Committee.

Other Equity Plans for Employees

In addition to our global equity plans described above, we have equity plans for Nokia-acquired businesses or employees in the United States and Canada under which participants can receive Nokia ADSs or ordinary shares. These equity plans do not result in an increase in the share capital of Nokia.

In connection with our July 10, 2008 acquisition of NAVTEQ, we assumed NAVTEQ’s 2001 Stock Incentive Plan (“NAVTEQ Plan”). All unvested NAVTEQ restricted stock units under the NAVTEQ Plan were converted to an equivalent number of restricted stock units entitling their holders to Nokia shares. The maximum number of Nokia shares to be delivered to NAVTEQ employees during the years 2008—2012 in connection with the NAVTEQ restricted stock units that were converted into Nokia restricted stock units upon closing of the acquisition is approximately 3 million. We do not intend to make further awards under the NAVTEQ Plan.

We have also an Employee Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The purchase of the ADSs is funded through monthly payroll deductions from the salary of the participants, and the ADSs are purchased on a monthly basis. As at December 31, 2008, a total of 11 700 044 ADSs had been purchased under this plan since its inception, and there were a total of approximately 1 000 participants.

For more information on these plans, see Note 22 to our consolidated financial statements included in Item 18 of this annual report.

Equity-Based Compensation Program 2009

The Board of Directors announced the proposed scope and design for the Equity Program 2009 on January 22, 2009. The main equity instrument continues to be performance shares. In addition, stock options will be used on a limited basis for senior managers, and restricted shares will be used for a small number of high potential and critical employees. These equity-based incentive awards are generally forfeited if the employee leaves Nokia prior to vesting.

Performance Shares

The Performance Share Plan 2009 approved by the Board of Directors will cover a performance period of three years (2009-2011) with no interim measurement period. No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria:

(1) Average Annual Net Sales Growth: -5% (threshold) and 10% (maximum) during the performance period 2009-2011, and

(2) EPS (diluted, non-IFRS): EUR 1.01 (threshold) and EUR 1.53 (maximum) at the end of the performance period in 2011.

Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2009 through 2011. EPS is the diluted, non-IFRS earnings per share in 2011. Both the EPS and Average Annual Net Sales Growth criteria are equally weighted and performance under each of the two performance criteria is calculated independent of each other.

Achievement of the maximum performance for both criteria would result in the vesting of a maximum of 18 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for both criteria will result in the vesting of approximately 4.5 million shares. If only one of the threshold levels of performance is achieved, only approximately 2.25 million of the performance shares will vest. If none of the threshold levels is achieved, then none of the performance shares will vest. For performance between the threshold and maximum performance levels, the vesting follows a linear scale. If the required performance levels are achieved, the vesting will occur December 31, 2011. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

Stock Options

The stock options to be granted in 2009 are out of the Stock Option Plan 2007 approved by the Annual General Meeting in 2007. For more information on Stock Option Plan 2007 see “Equity-Based Compensation Programs—Stock options” above.

Restricted Shares

The restricted shares to be granted under the Restricted Share Plan 2009 will have a three-year restriction period. The restricted shares will vest and the payable Nokia shares be delivered mainly in 2012, subject to fulfillment of the service period criteria. Participants will not have any shareholder rights or voting rights during the restriction period, until the Nokia shares are transferred and delivered to plan participants at the end of the restriction period.

Maximum Planned Grants in 2009

The maximum number of planned grants under the 2009 Equity Program (i.e., performance shares, stock options and restricted shares) in 2009 are set forth in the table below.

Maximum Number of Planned Grants under
Plan type	the 2009 Equity Program in 2009

Stock Options	7 million
Restricted Shares	5 million
Performance Shares at Threshold(1)	4.5 million

(1)	The maximum number of Nokia shares to be delivered at maximum performance is four times the number at threshold, i.e., a total of 18 million Nokia shares.

As at December 31, 2008, the total dilutive effect of Nokia’s stock options, performance shares and restricted shares outstanding, assuming full dilution, was approximately 2% in the aggregate. The potential maximum effect of the proposed equity program 2009 would be approximately another 0.6%.

6C. Board Practices

The Board of Directors

The operations of the company are managed under the direction of the Board of Directors, within the framework set by the Finnish Companies Act and our Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and related Board Committee charters.

The Board represents and is accountable to the shareholders of the company. The Board’s responsibilities are active, not passive, and include the responsibility regularly to evaluate the strategic direction of the company, management policies and the effectiveness with which management implements them. The Board’s responsibilities further include overseeing the structure and composition of the company’s top management and monitoring legal compliance and the management of risks related to the company’s operations. In doing so the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.

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

The basic responsibility of the members of the Board is to act in good faith and with due care so as to exercise their business judgment on an informed basis in what they reasonably and honestly believe to be in the best interests of the company and its shareholders. In discharging that obligation, the directors must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also have the power to hire independent legal, financial or other advisors as they deem necessary.

The Board conducts annual performance self-evaluations, which also include evaluations of the Board Committees’ work, the results of which are discussed by the Board. In 2008, the self-evaluation process consisted of a questionnaire and a one-to-one discussion between the Chairman and each director, followed by a discussion by the entire Board of the outcome of the evaluation, possible measures to be taken, as well as measures taken based on the Board’s self-evaluation of the previous year.

Pursuant to the Articles of Association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected for a term of one year at each Annual General Meeting, i.e., as from the close of that Annual General Meeting until the close of the following Annual General Meeting, which convenes each year by June 30. The Annual General Meeting held on May 8, 2008 elected ten members to the Board of Directors. The members of the Board of Directors elected by the Annual General Meeting in 2008 are Georg Ehrnrooth, Lalita D. Gupte, Dr. Bengt Holmström, Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Risto Siilasmaa and Keijo Suila.

Subject to the requirements of Finnish law, the independent directors of the Board elect the Chairman and the Vice Chairman from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. On May 8, 2008, the independent directors of the Board elected that Jorma Ollila should continue to act as Chairman and that Marjorie Scardino should continue to act as Vice Chairman of the Board. The independent directors of the Board also confirm the election of the members and Chairmen for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each committee’s member qualification standards. For information about the members and the Chairmen for the Board of Directors and its Committees, see 6A. “Directors and Senior Management—Board of Directors” above and “—Committees of the Board of Directors” below.

The current members of the Board are all non-executive, except the President and CEO who is also a member of the Board. In January 2009, the Board determined that the non-executive Board members are all independent as defined under Finnish rules, except the Chairman of the Board, Jorma Ollila. Also, the Board determined that seven of the Board’s ten members are “independent directors”, as defined in the New York Stock Exchange’s Listed Company Manual. In addition to the Chairman of the Board and the President and CEO, Bengt Holmström was determined not to be independent under the NYSE standards due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenue from Nokia accounts for an amount that exceeds the limit provided in the NYSE standards, but that is less than 4%. The executive member of the Board, Olli-Pekka Kallasvuo, President and CEO, was determined not independent under both Finnish rules and the NYSE standards. The Chairman of the Board, Jorma Ollila, who was the Chairman and CEO until June 1, 2006, will be independent as from June 1, 2009, in accordance with both Finnish rules and the NYSE standards.

The Board has determined that the majority of the members of the Audit Committee, including its Chairman, Georg Ehrnrooth, are “audit committee financial experts” as defined in Item 16A of Form 20-F.

The Board held 11 meetings during 2008. The average ratio of attendance at the meetings was 98% and all directors attended more than 90% of the meetings of the Board. The non-executive directors meet without management at regularly scheduled sessions twice a year and at such other times as they deem appropriate, in practice in connection with each regularly scheduled meeting in 2008. Such sessions were chaired by the non-executive Chairman of the Board or, in his absence, the non-executive Vice Chairman of the Board. In addition, the independent directors meet separately at least once annually, and did so in 2008.

The Corporate Governance Guidelines concerning the directors’ responsibilities, the composition and selection of the Board, Board Committees and certain other matters relating to corporate governance are available on our website, www.nokia.com. We also have a Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible on our website, www.nokia.com. In addition, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, see Item 16B. “Code of Ethics.”

At December 31, 2008, Mr. Kallasvuo, the President and CEO, was the only Board member who had a service contract with Nokia. For a discussion of the service contract of Mr. Kallasvuo, see Item 6B. “Compensation—Service Contracts.”

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 8, 2008, the Audit Committee consists of the following four members of the Board: Georg Ehrnrooth (Chairman), Lalita D. Gupte, Risto Siilasmaa and Keijo Suila.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board’s oversight of (1) the quality and integrity of the company’s financial statements and related disclosure, (2) the statutory audit of the company’s financial statements, (3) the external auditor’s qualifications and independence, (4) the performance of the external auditor subject to the requirements of Finnish law, (5) the performance of the company’s internal controls and risk management and assurance function, (6) the performance of the internal audit function, and (7) the company’s compliance with legal and regulatory requirements. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. Our disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the Chief Executive Officer and the Chief Financial Officer, as well as our internal controls over financial reporting are designed to provide reasonable assurance regarding the quality and integrity of the company’s financial statements and related disclosures. The Disclosure Committee chaired by Chief Financial Officer is responsible for preparation of the quarterly and annual results announcements, and the process includes involvement by business managers, business controllers and other functions, like internal audit, as well as a final review and confirmation by the Audit Committee and the Board. For further information on internal control over financial reporting, see Item 15. “Controls and Procedures”.

Under Finnish law, our external auditor is elected by our shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Audit Committee makes a proposal to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. Also under Finnish law, the fees of the external auditor are approved by our shareholders by a simple majority vote at the Annual General Meeting. The Committee makes a proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the shareholders at the Annual General Meeting. For information about the fees paid to our external auditor, PricewaterhouseCoopers, during 2008 see Item 16C. “Principal Accountant Fees and Services—Auditor Fees and Services.”

The Audit Committee meets at least four times a year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, head of the internal audit function, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has at all time direct access to the Audit Committee, without involvement of management. The Audit Committee had seven meetings in 2008. The average ratio of attendance at the meetings was 96%. Three members of the Committee attended 100% of the Committee meetings and one member attended 85% of the meetings.

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 8, 2008, the Personnel Committee consists of the following three members of the Board: Per Karlsson (Chairman), Henning Kagermann and Marjorie Scardino.

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

The Personnel Committee had three meetings in 2008. The attendance ratio at the meetings was 100%.

For further information on the activities of the Personnel Committee, see Item 6B. “Compensation—Executive Compensation.”

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 8, 2008, the Corporate Governance and Nomination Committee consists of the following three members of the Board: Marjorie Scardino (Chairman), Georg Ehrnrooth and Per Karlsson.

The Corporate Governance and Nomination Committee’s purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (i) actively identifying individuals qualified to become members of the Board, (ii) proposing to the shareholders the director nominees for election at the Annual General Meetings, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) assisting the Board and each Committee of the Board in its annual performance self-evaluations, including establishing criteria to be used in connection with such evaluations, (v) developing and recommending to the Board and administering our Corporate Governance Guidelines, and (vi) reviewing the company’s disclosure in the Corporate Governance Statement.

The Corporate Governance and Nomination Committee had four meetings in 2008. The attendance ratio at the meetings was 100%.

The charters of each of the committees are available on our website, www.nokia.com.

6D. Employees

At December 31, 2008, Nokia employed 125 829 people, compared with 112 262 people at December 31, 2007, and 68 483 at December 31, 2006. The increase in the number of personnel on December 31, 2008 compared to December 31, 2007 was primarily attributable to acquisitions completed in 2008 and the fact that the number of employees of Nokia Siemens Networks from January 1, 2007 to March 31, 2007 included the employees of our former Networks business group only. The average number of personnel for 2008, 2007 and 2006 was 121 723, 100 534 and 65 324 respectively, divided according to their activity and geographical location as follows:

	2008	2007	2006

Devices & Services	57 443	49 887	44 716
NAVTEQ(1)	3 969	—	—
Nokia Siemens Networks(2)	59 965	50 336	20 277
Corporate Common Functions	346	311	331

Nokia Group	121 723	100 534	65 324

Finland	23 478	24 698	24 091
Other European countries	37 714	30 488	14 490
Middle-East & Africa	5 032	3 384	724
China	14 099	11 410	6 893
Asia-Pacific	20 359	14 873	7 915
North America	8 427	5 674	6 050
Latin America	12 614	10 007	5 161

Nokia Group	121 723	100 534	65 324

(1)	On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the average number of NAVTEQ personnel is for the period from July 10, 2008 to December 31, 2008.

(2)	As of April 1, 2007, our consolidated financial data include that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the average numbers of personnel for 2008 and 2007 are not directly comparable between each other or to the average numbers of personnel for 2006.

Management believes that we have a good relationship with our employees and with the labor unions.

6E. Share Ownership

General

The following section describes the ownership or potential ownership interest in the company of the members of our Board of Directors and the Group Executive Board, either through share ownership or through holding of equity-based incentives, which may lead to share ownership in the future.

In line with the Company policy, approximately 40% of the remuneration paid to the Board of Directors has been paid in Nokia shares purchased from the market. Non-executive members of the Board of Directors do not receive stock options, performance shares, restricted shares or other variable compensation.

For a description of our equity-based compensation programs for employees and executives, see Item 6B. “Compensation—Equity-Based Compensation Programs.”

Share Ownership of the Board of Directors

At December 31, 2008, the members of our Board of Directors held the aggregate of 1 235 024 shares and ADSs in Nokia (not including stock options or other equity awards that are deemed as being beneficially owned under applicable SEC rules), which represented 0.03% of our outstanding share capital and total voting rights excluding shares held by Nokia Group at that date.

The following table sets forth the number of shares and ADSs held by members of the Board of Directors as at December 31, 2008.

	Shares(1)	ADSs

Jorma Ollila(2)	558 043	—
Marjorie Scardino	—	20 501
Georg Ehrnrooth(3)	321 693	—
Lalita D. Gupte	—	6 049
Bengt Holmström	22 222	—
Henning Kagermann	5 616	—
Olli-Pekka-Kallasvuo(4)	223 024	—
Per Karlsson(3)	26 235	—
Risto Siilasmaa	43 022	—
Keijo Suila	8 619	—

(1)	The number of shares includes not only shares acquired as compensation for services rendered as a member of the Board of Directors, but also shares acquired by any other means.

(2)	For Mr. Ollila, this table includes his share ownership only. Mr. Ollila was entitled to retain all vested and unvested stock options, performance shares and restricted shares granted to him in respect of his services as the CEO of Nokia prior to June 1, 2006 as approved by the Board of Directors. Therefore, in addition to the above-presented share ownership, Mr. Ollila held, as at December 31, 2008, a total of 1 700 000 stock options, 200 000 performance shares (at threshold), and 100 000 restricted shares. The information relating to stock options held by Mr. Ollila as at December 31, 2008 is represented in the table below.

					Total Intrinsic Value of
		Exercise			Stock Options,
		Price per			December 31, 2008
Stock Option		Share	Number of Stock Options		(EUR)
Category	Expiration Date	(EUR)	Exercisable	Unexercisable	Exercisable	Unexercisable

2003 2Q	December 31, 2008	14.95	500 000	—	0	0
2004 2Q	December 31, 2009	11.79	400 000	—	0	0
2005 2Q	December 31, 2010	12.79	325 000	75 000	0	0
2006 2Q	December 31, 2011	18.02	225 000	175 000	0	0

The number of stock options in the above table equals the number of underlying shares represented by the option entitlement. Stock options vest over four years: 25% after one year and 6.25% each quarter thereafter. The intrinsic value of the stock options in the above table is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at December 31, 2008 of EUR 11.10.

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

Share Ownership of the Group Executive Board

The following table sets forth the share ownership, as well as potential ownership interest through holding of equity-based incentives, of the members of the Group Executive Board as at December 31, 2008.

			Shares	Shares
			Receivable	Receivable	Shares
		Shares	Through	Through	Receivable
		Receivable	Performance	Performance	Through
		Through Stock	Shares at	Shares at	Restricted
	Shares	Options(3)	Threshold (4)	Maximum(5)	Shares

Number of Equity Instruments Held by Group Executive Board	917 451	2 951 337	743 100	2 650 324	964 500
% of the Share Capital(1)	0.0248	0.0798	0.0201	0.0717	0.0261
% of the Total Outstanding Equity Incentives (per Instrument)(2)	—	12.769	8.644	7.886	11.982

(1)	The percentage is calculated in relation to the outstanding share capital and total voting rights of the company, excluding shares held by Nokia Group.

(2)	The percentage is calculated in relation to the total outstanding equity incentives per instrument, i.e., stock options, performance shares and restricted shares, as applicable.

(3)	Includes unexercised 2003 2Q Stock Options which expired December 31, 2008.

(4)	Due to the interim payout, the participants have already received the threshold number of shares under the 2005 performance share plan. Therefore, the shares receivable at threshold under the 2005 performance share plan equals to zero.

(5)	Due to the interim payout (at threshold) in 2007 and based on the actual level of the performance criteria for the performance period, the number of Nokia shares deliverable under the performance share plan 2005 equals 2.12 times the number of performance shares at threshold. The number of Nokia shares deliverable under the performance share plan 2006 equals 1.98 times the number of performance shares at threshold, based on the actual level of performance criteria for the relevant performance period. At maximum performance under the performance share plans 2007 and 2008, the number of Nokia shares deliverable equals four times the number of performance shares at threshold.

The following table sets forth the number of shares and ADSs in Nokia (not including stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules) held by members of the Group Executive Board as at December 31, 2008.

	Shares	ADSs

Olli-Pekka Kallasvuo	223 024	—
Robert Andersson	47 244	—
Simon Beresford-Wylie	45 685	—
Timo Ihamuotila	41 445	—
Mary McDowell	63 325	5 000
Hallstein Moerk	38 400	4 315
Tero Ojanperä	33 665	—
Niklas Savander	45 523	—
Richard Simonson	90 760	28 196
Veli Sundbäck	148 047	—
Anssi Vanjoki	74 262	—
Kai Öistämö	28 560	—

Stock Option Ownership of the Group Executive Board

The following table provides certain information relating to stock options held by members of the Group Executive Board as at December 31, 2008. These stock options were issued pursuant to Nokia Stock Option Plans 2003, 2005 and 2007. For a description of our stock option plans, see Note 22 to our consolidated financial statements in Item 18 of this annual report.

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2008
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Olli-Pekka Kallasvuo	2003 2Q	December 31, 2008	14.95	120 000	0	0	0
	2004 2Q	December 31, 2009	11.79	60 000	0	0	0
	2005 2Q	December 31, 2010	12.79	48 750	11 250	0	0
	2005 4Q	December 31, 2010	14.48	68 750	31 250	0	0
	2006 2Q	December 31, 2011	18.02	168 750	131 250	0	0
	2007 2Q	December 31, 2012	18.39	50 000	110 000	0	0
	2008 2Q	December 31, 2013	19.16	0	115 000	0	0
Robert Andersson	2004 2Q	December 31, 2009	11.79	10 400	0	0	0
	2005 2Q	December 31, 2010	12.79	9 750	2 250	0	0
	2005 4Q	December 31, 2010	14.48	19 250	8 750	0	0
	2006 2Q	December 31, 2011	18.02	20 000	35 000	0	0
	2007 2Q	December 31, 2012	18.39	10 000	22 000	0	0
	2008 2Q	December 31, 2013	19.16	0	20 000	0	0
Simon Beresford-Wylie(4)	2003 2Q	December 31, 2008	14.95	13 000	0	0	0
	2004 2Q	December 31, 2009	11.79	10 000	0	0	0
	2005 2Q	December 31, 2010	12.79	42 750	11 250	0	0
	2006 2Q	December 31, 2011	18.02	56 250	43 750	0	0
Timo Ihamuotila	2004 2Q	December 31, 2009	11.79	1 500	0	0	0
	2005 2Q	December 31, 2010	12.79	3 600	2 700	0	0
	2006 2Q	December 31, 2011	18.02	3 600	6 300	0	0
	2007 2Q	December 31, 2012	18.39	10 000	22 000	0	0
	2008 2Q	December 31, 2013	19.16	0	20 000	0	0
Mary McDowell	2004 2Q	December 31, 2009	11.79	50 000	0	0	0
	2005 2Q	December 31, 2010	12.79	48 750	11 250	0	0
	2006 2Q	December 31, 2011	18.02	56 250	43 750	0	0
	2007 2Q	December 31, 2012	18.39	17 187	37 813	0	0
	2008 2Q	December 31, 2013	19.16	0	28 000	0	0
Hallstein Moerk	2004 2Q	December 31, 2009	11.79	5 625	0	0	0
	2005 2Q	December 31, 2010	12.79	10 000	7 500	0	0
	2006 2Q	December 31, 2011	18.02	33 750	26 250	0	0
	2007 2Q	December 31, 2012	18.39	10 000	22 000	0	0
	2008 2Q	December 31, 2013	19.16	0	20 000	0	0
Tero Ojanperä	2003 2Q	December 31, 2008	14.95	8 000	0	0	0
	2004 2Q	December 31, 2009	11.79	10 000	0	0	0
	2005 2Q	December 31, 2010	12.79	32 500	7 500	0	0
	2006 2Q	December 31, 2011	18.02	33 750	26 250	0	0
	2007 2Q	December 31, 2012	18.39	10 000	22 000	0	0
	2008 2Q	December 31, 2013	19.16	0	20 000	0	0
Niklas Savander	2004 2Q	December 31, 2009	11.79	2 560	0	0	0
	2005 2Q	December 31, 2010	12.79	4 375	2 625	0	0
	2006 2Q	December 31, 2011	18.02	18 750	26 250	0	0
	2007 2Q	December 31, 2012	18.39	10 000	22 000	0	0
	2008 2Q	December 31, 2013	19.16	0	28 000	0	0
Richard Simonson	2004 2Q	December 31, 2009	11.79	50 000	0	0	0
	2005 2Q	December 31, 2010	12.79	48 750	11 250	0	0
	2006 2Q	December 31, 2011	18.02	56 250	43 750	0	0
	2007 2Q	December 31, 2012	18.39	17 187	37 813	0	0
	2008 2Q	December 31, 2013	19.16	0	32 000	0	0
Veli Sundbäck	2003 2Q	December 31, 2008	14.95	50 000	0	0	0
	2004 2Q	December 31, 2009	11.79	30 000	0	0	0
	2005 2Q	December 31, 2010	12.79	32 500	7 500	0	0
	2006 2Q	December 31, 2011	18.02	33 750	26 250	0	0
	2007 2Q	December 31, 2012	18.39	10 000	22 000	0	0
Anssi Vanjoki	2004 2Q	December 31, 2009	11.79	11 250	0	0	0
	2005 2Q	December 31, 2010	12.79	15 000	11 250	0	0
	2006 2Q	December 31, 2011	18.02	25 000	43 750	0	0
	2007 2Q	December 31, 2012	18.39	17 187	37 813	0	0
	2008 2Q	December 31, 2013	19.16	0	32 000	0	0

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2008
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Kai Öistämö	2003 2Q	December 31, 2008	14.95	727	0	0	0
	2004 2Q	December 31, 2009	11.79	3 125	0	0	0
	2005 2Q	December 31, 2010	12.79	4 800	2 400	0	0
	2005 4Q	December 31, 2010	14.48	10 500	8 750	0	0
	2006 2Q	December 31, 2011	18.02	56 250	43 750	0	0
	2007 2Q	December 31, 2012	18.39	17 187	37 813	0	0
	2008 2Q	December 31, 2013	19.16	0	32 000	0	0
Stock options held by the members of the Group Executive Board on December 31, 2008, Total				1 577 310	1 374 027	0	0
All outstanding stock option plans (global plans), Total				12 244 569	10 868 649	66 760	4 851

(1)	Number of stock options equals the number of underlying shares represented by the option entitlement. Stock options vest over four years: 25% after one year and 6.25% each quarter thereafter.

(2)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at December 31, 2008 of EUR 11.10.

(3)	For gains realized upon exercise of stock options for the members of the Group Executive Board, see the table in “—Stock Option Exercises and Settlement of Shares” below.

(4)	From April 1, 2007, Mr. Beresford-Wylie has participated in a long-term cash incentive plan sponsored by Nokia Siemens Networks, instead of the long-term equity-based plans of Nokia.

Performance Shares and Restricted Shares

The following table provides certain information relating to performance shares and restricted shares held by members of the Group Executive Board as at December 31, 2008. These entitlements were granted pursuant to our performance share plans 2005, 2006, 2007 and 2008 and restricted share plans 2005, 2006, 2007 and 2008. For a description of our performance share and restricted share plans, please see Note 22 to the consolidated financial statements in Item 18 of this annual report.

		Number of	Number of
		Performance	Performance	Intrinsic Value		Number of	Intrinsic Value
		Shares at	Shares at	December 31,	Plan	Restricted	December 31,
	Plan Name(1)	Threshold(2)	Maximum(2)	2008(3)(EUR)	Name(4)	Shares	2008(5)(EUR)

Olli-Pekka Kallasvuo	2005	15 000	31 800	352 980	2005	35 000	388 500
	2006	75 000	148 500	1 648 350	2006	100 000	1 110 000
	2007	80 000	320 000	0	2007	100 000	1 110 000
	2008	57 500	230 000	0	2008	75 000	832 500
Robert Andersson	2005	3 000	6 360	70 596	2005
	2006	20 000	39 600	439 560	2006	20 000	222 000
	2007	16 000	64 000	0	2007	25 000	277 500
	2008	10 000	40 000	0	2008	7 000	77 700
Simon Beresford-Wylie	2005	15 000	31 800	352 980	2005
	2006	25 000	49 500	549 450	2006	25 000	277 500
Timo Ihamuotila	2005	3 600	7 632	84 715	2005
	2006	3 600	7 128	79 121	2006	4 500	49 950
	2007	16 000	64 000	0	2007	25 000	277 500
	2008	10 000	40 000	0	2008	14 000	155 400
Mary McDowell	2005	15 000	31 800	352 980	2005
	2006	25 000	49 500	549 450	2006	25 000	277 500
	2007	27 500	110 000	0	2007	35 000	388 500
	2008	14 000	56 000	0	2008	20 000	222 000
Hallstein Moerk	2005	10 000	21 200	235 320	2005
	2006	15 000	29 700	329 670	2006	15 000	166 500
	2007	16 000	64 000	0	2007	25 000	277 500
	2008	10 000	40 000	0	2008	14 000	155 400

		Number of	Number of
		Performance	Performance	Intrinsic Value		Number of	Intrinsic Value
		Shares at	Shares at	December 31,	Plan	Restricted	December 31,
	Plan Name(1)	Threshold(2)	Maximum(2)	2008(3)(EUR)	Name(4)	Shares	2008 (5)(EUR)

Tero Ojanperä	2005	10 000	21 200	235 320	2005
	2006	15 000	29 700	329 670	2006	15 000	166 500
	2007	16 000	64 000	0	2007	25 000	277 500
	2008	10 000	40 000	0	2008	14 000	155 400
Niklas Savander	2005	3 500	7 420	82 362	2005
	2006	15 000	29 700	329 670	2006	15 000	166 500
	2007	16 000	64 000	0	2007	25 000	277 500
	2008	14 000	56 000	0	2008	20 000	222 000
Rick Simonson	2005	15 000	31 800	352 980	2005
	2006	25 000	49 500	549 450	2006	25 000	277 500
	2007	27 500	110 000	0	2007	35 000	388 500
	2008	16 000	64 000	0	2008	22 000	244 200
Veli Sundbäck	2005	10 000	21 200	235 320	2005
	2006	15 000	29 700	329 670	2006	15 000	166 500
	2007	16 000	64 000	0	2007	25 000	277 500
Anssi Vanjoki	2005	15 000	31 800	352 980	2005
	2006	25 000	49 500	549 450	2006	25 000	277 500
	2007	27 500	110 000	0	2007	35 000	388 500
	2008	16 000	64 000	0	2008	22 000	244 200
Kai Öistämö	2005	3 200	6 784	75 302	2005
	2006	25 000	49 500	549 450	2006	25 000	277 500
	2007	27 500	110 000	0	2007	35 000	388 500
	2008	16 000	64 000	0	2008	22 000	244 200
Performance Shares and Restricted Shares held by the Group Executive Board, Total(6)		861 400	2 650 324	9 016 796		964 500	10 705 950
All outstanding Performance Shares and Restricted Shares (Global plans), Total		8 596 496	33 607 752	176 418 521		8 049 397	89 348 307

(1)	The performance period for the 2005 plan is 2005-2008, with one interim measurement period for fiscal years 2005-2006. The performance period for the 2006 plan is 2006-2008, 2007 plan 2007-2009 and 2008 plan 2008-2010, respectively.

(2)	The threshold number will vest as Nokia shares should the pre-determined threshold performance levels of Nokia be met. Under the 2005 performance share plan, the participants have already received the threshold number of Nokia shares in connection with the interim payout. The maximum number of Nokia shares will vest should the pre-determined maximum performance levels be met. The maximum number of performance shares equals four times the number at threshold. The number of Nokia shares deliverable under the performance share plan 2005 equals 2.12 times the number of performance shares at threshold due to the interim payout (at threshold) in 2007 and based on the actual level of the performance criteria for the performance period. Under the performance share plan 2006 the maximum number of Nokia shares deliverable equals 1.98 times the number of performance shares at threshold.

(3)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 31, 2008 of EUR 11.10. For performance share plans 2007 and 2008, the value of performance shares is presented on the basis of Nokia’s estimation of the number of shares expected to vest. For performance share plans 2005 and 2006, the value of performance shares is presented on the basis of actual number of shares to vest.

(4)	Under the restricted share plans 2005, 2006, 2007 and 2008, awards have been granted quarterly. For the major part of the awards made under these plans, the restriction period ended for the 2005 plan on October 1, 2008; and will end for the 2006 plan on October 1, 2009; for the 2007 plan, on October 1, 2010; and for the 2008 plan, on October 1, 2011.

(5)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 31, 2008 of EUR 11.10.

(6)	From April 1, 2007, Mr. Beresford-Wylie has participated in a long-term cash incentive plan sponsored by Nokia Siemens Networks instead of the long-term equity-based plans of Nokia.

For gains realized upon exercise of stock options or delivery of Nokia shares on the basis of performance shares and restricted shares granted to the members of the Group Executive Board, see the table in “—Stock Option Exercises and Settlement of Shares” below.

Stock Option Exercises and Settlement of Shares

The following table provides certain information relating to stock option exercises and share deliveries upon settlement during the year 2008 for our Group Executive Board members.

		Stock Options				Restricted Shares
		Awards(1)		Performance Shares Awards(2)		Awards(3)
		Number of	Value	Number of	Value	Number of	Value
		Shares	Realized on	Shares	Realized	Shares	Realized on
		Acquired on	Exercise	Delivered on	on	Delivered on	Vesting
Name and Principal Position	Year	Exercise	(EUR)	Vesting	Vesting(EUR)	Vesting	(EUR)

Olli-Pekka Kallasvuo	2008	0	0	35 850	648 885	35 000	434 700
Robert Andersson	2008	0	0	6 214	112 473	28 000	347 760
Simon Beresford-Wylie	2008	0	0	5 975	108 148	35 000	434 700
Timo Ihamuotila	2008	0	0	4 780	86 518	25 000	310 500
Mary McDowell	2008	70 000	679 000	29 875	540 738	35 000	434 700
Hallstein Moerk	2008	0	0	17 925	324 443	25 000	310 500
Tero Ojanperä	2008	8 000	55 120	5 975	108 148	25 000	310 500
Niklas Savander	2008	0	0	6 118	110 736	25 000	310 500
Rick Simonson	2008	11 500	110 170	29 875	540 738	35 000	434 700
Veli Sundbäck	2008	0	0	17 925	324 443	25 000	310 500
Anssi Vanjoki	2008	0	0	35 850	648 885	35 000	434 700
Kai Öistämö	2008	0	0	5 975	108 148	25 000	310 500

(1)	Value realized on exercise is based on the difference between the Nokia share price and exercise price of options (non-transferable stock options).

(2)	Represents the final payout in gross shares for the 2004 performance share grant. Value is based on the market price of the Nokia share on NASDAQ OMX Helsinki as at June 2, 2008 of EUR 18.10 .

(3)	Delivery of Nokia shares vested from the 2005 restricted share grant to all members of the Group Executive Board. Value is based on the market price of the Nokia share on NASDAQ OMX Helsinki on October 22, 2008 of EUR 12.42.

Stock Ownership Guidelines for Executive Management

One of the goals of our long-term equity-based incentive program is to focus executives on building value for shareholders. In addition to granting the stock options, performance shares and restricted shares, we also encourage stock ownership by our top executives. Since January 2001, we have had stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the President and CEO, the recommended minimum investment in Nokia shares corresponds to three times his annual base salary, for Simon Beresford-Wylie, Chief Executive Officer of Nokia Siemens Networks one time his annual base salary and for the other members of the Group Executive Board two times the member’s annual base salary, respectively. To meet this requirement, all members are expected to retain 50% of any after-tax gains from equity programs in shares until the minimum investment level is met.

Insider Trading in Securities

The Board of Directors has established and regularly updates a policy in respect of insiders’ trading in Nokia securities. The members of the Board and the Group Executive Board are considered as primary insiders. Under the policy, the holdings of Nokia securities by the primary insiders are public information, which is available in the Finnish Central Securities Depositary and on our website. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including, among other things, prohibitions on trading in Nokia securities during the three-week “closed-window” period immediately preceding the release of our quarterly results and the four-week “closed-window” period immediately preceding the release of our annual results. In addition, Nokia may set trading restrictions based on participation in projects. We update our insider trading policy from time to time and monitor our insiders’ compliance with the policy on a regular basis. Nokia’s insider policy is in line with the NASDAQ OMX Helsinki Guidelines for Insiders and also sets requirements beyond those guidelines.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

At December 31, 2008, 1 003 941 454 ADSs (equivalent to the same number of shares or approximately 26.41% of the total outstanding shares) were outstanding and held of record by 16 098 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., or ADP, the number of beneficial owners of ADSs as at December 31, 2008 was 818 232.

At December 31, 2008, there were 122 713 holders of record of our shares. Of these holders, around 515 had registered addresses in the United States and held a total of some 1 653 382 of our shares, approximately 0.04% of the total outstanding shares. In addition, certain accounts of record with registered addresses other than in the United States hold our shares, in whole or in part, beneficially for United States persons.

Based on information known to us as of February 17, 2009, as at December 31, 2008, Capital World Investors, a division of Capital Research and Management Company, beneficially owned 280 009 790 Nokia shares, Morgan Stanley 300 430 718 Nokia shares and its wholly-owned subsidiary Morgan Stanley & Co. International plc 211 064 691 Nokia shares, and FMR LLC 124 025 661 Nokia shares, which at that time corresponded to approximately 7.4%, 7.9%, 5.6% and 3.3% of the share capital of Nokia, respectively.

As far as we know, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia.

7B. Related Party Transactions

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

See Note 33 to our consolidated financial statements included in Item 18 of this annual report.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A. Consolidated Statements and Other Financial Information

8A1. See Item 18 for our consolidated financial statements.

8A2. See Item 18 for our consolidated financial statements, which cover the last three financial years.

8A3. See page F-1 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm.”

8A4. Not applicable.

8A5. Not applicable.

8A6. See Note 2 to our audited consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

8A7. Litigation

Intellectual Property Rights Litigation

InterDigital

In 1999, we entered into a license agreement with InterDigital Technology Corporation and Interdigital Communications Corporation (together “IDT”) for certain technology. The license provided for a fixed royalty payment through 2001 and most favored licensee treatment from 2002 through 2006.

In April 2006, Nokia and IDT resolved their contract dispute over the patent license terms originally agreed to in 1999 and the impact on Nokia of IDT’s licenses with Ericsson and Sony-Ericsson. The agreed settlement terms resolved the legal disputes related to 2G products, with Nokia obtaining a fully paid-up, perpetual, irrevocable, worldwide license to all of IDT’s current patent portfolio, and any patents IDT may later acquire, for purposes of making or selling 2G products, including handsets and infrastructure. The settlement terms also resolved disputes related to all our products up to the agreement date. The IDT settlement terms did not address any prospective 3G license terms; however, our sale of 3G products was fully released through the date of the settlement agreements.

Nokia and IDT currently have pending legal disputes in the United States regarding IDT’s alleged 3G patents. In August 2007, IDT filed a complaint against us in the US International Trade Commission (“ITC”) alleging infringement of two declared essential WCDMA patents. In October 2007, the ITC announced that it was consolidating the IDT action against us with an action IDT had brought against Samsung. IDT then amended the complaint to add two additional declared essential WCDMA patents. The consolidated action includes four patents, also asserted against us in Delaware. Through its ITC action, IDT is seeking to exclude certain of our WCDMA handsets from importation and sale in the US. In this situation, IDT has committed itself to grant a license on fair, reasonable, and nondiscriminatory terms with regard to the patents in suit. Nokia also filed a motion in the Southern District of New York court on February 13, 2008 to prevent IDT from proceeding with its claim in the ITC because we believe the patents at issue are also licensed to us as part of an R&D agreement signed in 1999. Nokia’s motion was granted by the district court on March 20, 2008, and the ITC case against Nokia was deconsolidated from the Samsung case and stayed pending IDT’s appeal of the district court’s decision. After the injunction was entered by the New York Southern District Court, Nokia initiated an arbitration proceeding on April 1, 2008 to determine its rights under the 1999 R&D Agreement. On appeal, the Second Circuit reversed the injunction entered by the New York Southern District Court on July 31, 2008 and remanded the case to that court for further proceedings. Nokia has requested a status conference before the New York Southern District Court to determine how the case should proceed. Nokia’s arbitration is stayed pending a decision by the New York Southern District Court on further proceedings.

Following the Second Circuit’s decision reversing the injunction, a hearing on the merits of the ITC case was scheduled to begin on May 26, 2009 with an initial determination currently scheduled for August 14, 2009 and a final determination currently scheduled for December 14, 2009.

IPCom

In December 2006, we filed an action in Mannheim, Germany for a declaration that Robert Bosch GmbH was obligated to honor its agreement to grant Nokia a license on fair, reasonable and non-discriminatory terms. Bosch’s patent portfolio was sold to IPCom, and IPCom was joined to the action. Bosch and IPCom counterclaimed against us demanding payment of royalties. We are further seeking a declaration that Bosch is liable for damages caused by the sale of the portfolio in breach of the agreement. Argument was heard in December 2007 and October 2008. Judgment is expected in April 2009.

In December 2007, IPCom filed an action against Nokia in Mannheim, Germany claiming infringement of eight patents. Five of the eight patents are alleged to be essential to standards relating to multimedia messaging services. In April 2008, IPCom filed infringement proceedings in Mannheim on a further three patents. Nokia responded by filing nullity actions in the German Patents Court in relation to these 11 patents along with other IPCom patents which it had included in its “proud list” of patents. The trials of the infringement actions have commenced and the last trials are expected to be heard in the second quarter of 2009. On December 5, 2008 the Mannheim Court handed down its judgment on the first of the 11 patents that found Nokia not to be infringing. IPCom has also withdrawn one other patent action and two others are stayed pending invalidity proceedings.

In March 2008, IPCom sued Nokia in Bologna, Italy on 44 European patents, seeking declarations of infringement in relation to the relevant Italian and UK designations along with declarations of validity of both the Italian and UK designations. In November 2008, IPCom withdrew the case in its entirety.

In September 2008, in response to the Italian action on IPCom’s UK patents, Nokia commenced revocation proceedings in England against 15 of those patents. IPCom responded by bringing infringement actions in relation to three of the patents in issue. The trials for infringement and revocation actions are due to take place between November 2009 and October 2010.

In January 2009, IPCom brought a claim in Dusseldorf against certain members of Nokia’s Group Executive Board in their personal capacities (but not any company in the Nokia Group) asserting one of the patents in suit in Mannheim. No trial date has yet been set.

Qualcomm

Our payment obligations under the subscriber unit cross-license agreements signed in 1992 and 2001 with Qualcomm Incorporated (“Qualcomm”) expired on April 9, 2007. The parties entered into negotiations for a new license agreement with the intention of reaching a mutually acceptable agreement on a timely basis. The wireless industry landscape had changed significantly since the terms of the previous agreements were set, and Nokia’s intention was to negotiate a new license agreement based on today’s business realities, including the current value of Qualcomm’s newer patent portfolio and Nokia’s IPR position in relevant technology standards. Prior to the commencement of negotiations and as negotiations proceeded, Nokia and Qualcomm were engaged in numerous legal disputes in the United States, Europe and China. See our Annual Report on Form 20-F 2007, Item 8A7. “Litigation—Qualcomm” for details of those disputes.

On July 24, 2008, Nokia and Qualcomm entered into a new license agreement covering various current and future standards and other technologies, and resulted in the settlement of all outstanding litigation between the companies. Under the terms of the 15 year agreement covering various standards, including GSM, EDGE, CDMA, WCDMA, HSDPA, OFDM, WiMax, LTE and other technologies, Nokia has been granted a license under all Qualcomm’s patents for use in Nokia’s mobile devices and Nokia Siemens Networks infrastructure equipment, and Nokia has agreed not to use any of its patents directly against Qualcomm. The financial terms included a one-time lump-sum cash payment of EUR 1.7 billion made by Nokia to Qualcomm in the fourth quarter of 2008 and ongoing royalty payments to Qualcomm. The lump-sum payment made to Qualcomm will be expensed quarterly over the term of the agreement. Nokia also agreed to assign ownership of a number of patents to Qualcomm.

Product Related Litigation

Nokia and several other mobile device manufacturers, distributors and network operators were named as defendants in a series of class action suits filed in various US jurisdictions. The actions were brought on behalf of a purported class of persons in the United States as a whole consisting of all individuals that purchased mobile phones without a headset. In general, the complaints allege that handheld cellular telephone use causes and creates a risk of cell level injury and claim the defendants should have included a headset with every hand-held mobile telephone as a means of reducing any potential health risk associated with the telephone’s use. All but one of the cases have been withdrawn or dismissed. Of the dismissed cases, one matter is currently on appeal. The remaining active case is currently subject to a motion to dismiss.

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

Antitrust Litigation

On April 22, 2005, Tele Atlas N.V. and Tele Atlas North America (“Tele Atlas”) filed a complaint against NAVTEQ in the United States District Court for the Northern District of California. The complaint, as amended on February 19, 2007, alleged that NAVTEQ violated Sections 1 and 2 of the Sherman Act, Section 3 of the Clayton Act, and Sections 16720, 16727 and 17200 of the California Business and Professions Code, and that NAVTEQ intentionally interfered with Tele Atlas’ contractual relations and prospective economic advantage with third parties, by allegedly excluding Tele Atlas from the market for digital map data for use in navigation system applications in the United States through exclusionary and predatory practices. Tele Atlas was seeking preliminary and permanent injunctive relief, monetary, exemplary and treble damages, and costs and attorneys’ fees of suit. The parties entered into an agreement settling this matter in December 2008. The settlement resolves the entirety of the dispute pending before the United States District Court for the Northern District of California. The terms of the settlement are confidential.

Agreement Related Litigation

We are also involved in two arbitrations and several lawsuits with Basari Elektronik Sanayi ve Ticaret A.S. (“Basari Elektronik”) and Basari Teknik Servis Hizmetleri Ticaret A.S. (“Basari Teknik”) regarding claims associated with the expiration of a product distribution agreement and the termination of a product service agreement. Those matters are currently before various courts and arbitral tribunals in Turkey and Finland. Basari Elektronik claims that it is entitled to compensation for goodwill it generated on behalf of Nokia during the term of the agreement and for Nokia’s alleged actions in connection with the termination of the agreement. The compensation claim has been dismissed by the Turkish courts and referred to arbitration. Basari Teknik has filed several suits related to alleged unpaid invoices and a suit that claims that the product service agreement between the parties was improperly terminated. Nokia will continue to vigorously defend itself against these claims.

Securities Litigation

In August 2006, we entered into a merger agreement with Loudeye Corporation (“Loudeye”), a company in the business of facilitating and providing digital media services. Loudeye was acquired by Nokia in October 2006 and is a wholly-owned subsidiary of Nokia. On October 4, 2006, a securities class action lawsuit was filed against Loudeye alleging that Loudeye management had materially misled the investing public between May 19, 2003 and November 9, 2005. Two nearly identical complaints were subsequently filed. The suits generally claimed that the Loudeye executives made overly optimistic statements about the success of a reorganization, provided overly optimistic business projections, issued incomplete and misleading financial statements and were in possession of material adverse information that was not disclosed to the investing public. The cases were consolidated and dismissed. The plaintiffs appealed the dismissal. On May 22, 2008 the Washington State Court of Appeals affirmed the dismissal. No additional appeal was taken and the cases were concluded.

On October 6, 2006, we were named as a defendant in a Washington state court securities case involving activities associated with the acquisition of Loudeye. The suit claims that Loudeye directors breached their fiduciary duties to shareholders by not obtaining maximum value for the company. Nokia is alleged to have aided and abetted the directors by limiting their ability to seek a higher sales price after the Nokia merger agreement was executed. The case was dismissed by plaintiffs with prejudice on May 22, 2008, thereby preventing the plaintiffs from raising such claims again.

Based upon the information currently available, management does not expect the resolution of any of the matters discussed in this section 8A7. “Litigation” to have a material adverse effect on our financial condition or results of operations.

We are also party to routine litigation incidental to the normal conduct of our business. Based upon the information currently available, our management does not believe that liabilities related to these proceedings, in the aggregate, are likely to be material to our financial condition or results of operations.

8A8. See Item 3A. “Selected Financial Data—Distribution of Earnings” for a discussion of our dividend policy.

8B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this annual report. See Item 5A. “Operating Results—Principal Factors Affecting our Results of Operations” for information on material trends affecting our business and results of operations.

ITEM 9.	THE OFFER AND LISTING

9A. Offer and Listing Details

Our capital consists of shares traded on NASDAQ OMX Helsinki under the symbol “NOK1V.” American Depositary Shares, or ADSs, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on NASDAQ OMX Helsinki and the high and low quoted prices for the shares, in the form of ADSs, on the New York Stock Exchange.

	NASDAQ		New York
	OMX		Stock
	Helsinki		Exchange
	Price per share		Price per ADS
	High	Low	High	Low
	(EUR)		(USD)

2004	18.79	8.97	23.22	11.03
2005	15.75	10.75	18.62	13.92
2006	18.65	14.61	23.10	17.72
2007
First Quarter	17.69	14.63	23.14	19.08
Second Quarter	21.78	16.98	29.01	22.70
Third Quarter	26.73	20.01	37.94	27.71
Fourth Quarter	28.60	24.80	41.10	35.31
Full Year	28.60	14.63	41.10	19.08
2008
First Quarter	25.78	18.49	38.25	29.30
Second Quarter	21.81	15.38	34.02	24.03
Third Quarter	18.06	12.65	28.13	17.60
Fourth Quarter	13.15	9.95	18.50	12.35
Full Year	25.78	9.95	38.25	12.35
Most recent six months
September 2008	17.05	12.65	24.45	17.60
October 2008	13.15	11.30	18.50	14.74
November 2008	13.05	9.95	16.74	12.35
December 2008	11.77	10.28	16.51	13.08
January 2009	11.83	9.29	16.21	11.90
February 2009	10.46	7.52	13.33	9.36

9B. Plan of Distribution

Not applicable.

9C. Markets

The principal trading markets for the shares are the New York Stock Exchange, in the form of ADSs, and NASDAQ OMX Helsinki, in the form of shares. In addition, the shares are listed on the Frankfurt Stock Exchange.

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10A. Share Capital

Not applicable.

10B. Memorandum and Articles of Association

Registration

Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112 038—9. Nokia’s corporate purpose is to engage in the telecommunications industry and other sectors of the electronics industry, including the manufacture and marketing of telecommunications systems and equipment, mobile phones, consumer electronics and industrial electronic products. We also may engage in other industrial and commercial operations, as well as securities trading and other investment activities.

Director’s Voting Powers

Under Finnish law and our Articles of Association, resolutions of the Board of Directors shall be made by a majority vote. A director shall refrain from taking any part in the consideration of a contract between the director and the company or third party, or any other issue that may provide any material benefit to him, which may be contradictory to the interests of the company. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director. However, our Corporate Governance Guidelines include a guideline retirement age of 70 years for the Board members and since 1999, approximately 40% of the annual remuneration payable to the members of Board of Directors has been paid in Nokia shares purchased from the market.

Share Rights, Preferences and Restrictions

Each share confers the right to one vote at general meetings. According to Finnish law, a company generally must hold an Annual General Meeting called by the Board within six months from the end of the fiscal year. In addition, the Board is obliged to call an extraordinary general meeting at the request of the auditor or shareholders representing a minimum of one-tenth of all outstanding shares. Under our Articles of Association, the members of the board are elected for a term of one year from the respective Annual General Meeting to the end of the next Annual General Meeting.

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

The record date is the tenth calendar day preceding the meeting. To be entered in the temporary register of shareholders as of the record date of the meeting, a holder of ADSs must provide the Depositary, or have his broker or other custodian provide the Depositary, on or before the voting deadline, as defined in the proxy material issued by the Depositary, a proxy with the following information: the name, address, and social security number or another corresponding personal identification number of the holder of the ADSs, the number of shares to be voted by the holder of the ADSs and the voting instructions. The register of shareholders as of the record date of each general meeting is public until the end of the respective meeting. Other nominee registered shareholders can attend and vote at the Annual General Meeting by instructing their broker or other custodian to register the shareholder in Nokia’s temporary register of shareholders and give the voting instructions in accordance with the broker’s or custodian’s instructions.

Under our Articles of Association, as a further prerequisite for attending and voting at a general meeting, shareholders must give notice to Nokia of their intention to attend no later than the date and time specified by the Board of Directors in the notice of the meeting. By completing and returning the form of proxy provided by the Depositary, a holder of ADSs authorizes the Depositary to give this notice.

Each of our shares confers equal rights to share in our profits, and in any surplus in the event of liquidation. For a description of dividend rights attaching to our shares, see Item 3A. “Selected Financial Data—Distribution of Earnings.” Dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia.

Under Finnish law, the rights of shareholders related to shares are as stated by law and in our Articles of Association. Amendment of the Articles of Association requires a decision of the general meeting, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting.

Disclosure of Shareholder Ownership

According to the Finnish Securities Market Act of 1989, as amended, a shareholder shall disclose his ownership to the company and the Finnish Financial Supervisory Authority when it reaches, exceeds or goes below 1/20, 1/10, 3/20, 1/5, 1/4, 3/10, 1/2 or 2/3 of all the shares outstanding. The term “ownership” includes ownership by the shareholder, as well as selected related parties. Upon receiving such notice, the company shall disclose it by a stock exchange release without undue delay.

Purchase Obligation

Our Articles of Association require a shareholder that holds one-third or one-half of all of our shares to purchase the shares of all other shareholders that so request, at a price generally based on the historical weighted average trading price of the shares. A shareholder of this magnitude also is obligated to purchase any subscription rights, stock options or convertible bonds issued by the company if so requested by the holder. The purchase price of the shares under our Articles of Association is the higher of (a) the weighted average trading price of the shares on NASDAQ OMX Helsinki during the 10 business days prior to the day on which we have been notified by the purchaser that its holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which our Board of Directors otherwise becomes aware of this; or (b) the average price, weighted by the number of shares, which the purchaser has paid for the shares it has acquired during the last 12 months preceding the date referred to in (a).

Under the Finnish Securities Market Act of 1989, as amended, a shareholder whose holding exceeds 3/10 of the total voting rights in a company shall, within one month, offer to purchase the remaining shares of the company, as well as any other rights entitling to the shares issued by the company, such as subscription rights, convertible bonds or stock options issued by the company. The purchase price shall be the market price of the securities in question. The market price is determined on the basis of the highest price paid for the security during the preceding six months by the shareholder or any party in close connection to the shareholder. This price can be deviated from for a specific reason. If the shareholder or any related party has not during the six months preceding the offer acquired any securities that are the target for the offer, the market price is determined based on the average of the prices paid for the security in public trading during the preceding three months weighted by the volume of trade.

Under the Finnish Companies Act of 2006, as amended, a shareholder whose holding exceeds nine-tenths of the total number of shares or voting rights in Nokia has both the right and, upon a request from the minority shareholders, the obligation to purchase all the shares of the minority shareholders for the current market price. The market price is determined, among other things, on the basis of the recent market price of the shares. The purchase procedure under the Companies Act differs, and the purchase price may differ, from the purchase procedure and price under the Securities Market Act, as discussed above. However, if the threshold of nine-tenths has been exceeded through either a mandatory or a voluntary public offer pursuant to the Securities Market Act, the market price under the Companies Act is deemed to be the price offered in the public offer, unless there are specific reasons to deviate from it.

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

Under the Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Ministry of Trade and Industry is required for a non-resident of Finland, directly or indirectly, to acquire one-third or more of the voting power of a company. The Ministry of Employment and the Economy may refuse clearance where the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. These clearance requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the clearance requirements do not apply to residents of countries in the European Economic Area or countries that have ratified the Convention on the Organization for Economic Cooperation and Development.

10C. Material Contracts

Acquisition of NAVTEQ

On October 1, 2007, NAVTEQ Corporation, Nokia Inc., a wholly-owned subsidiary of Nokia, North Acquisition Corp., a wholly-owned subsidiary of Nokia Inc., and, for certain purposes set forth in the Merger Agreement, Nokia entered into an Agreement and Plan of Merger. The merger was completed on July 10, 2008. Subject to the terms and conditions of the Merger Agreement, North Acquisition Corp. was merged with and into NAVTEQ, each outstanding share of the common stock of NAVTEQ was converted into the right to receive cash, and NAVTEQ survived the merger as a wholly-owned subsidiary of Nokia Inc. The aggregate purchase price was approximately EUR 5.3 billion.

10D. Exchange Controls

There are currently no Finnish laws which may affect the import or export of capital, or the remittance of dividends, interest or other payments.

10E. Taxation

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

For purposes of this summary, beneficial owners of ADSs that hold the ADSs as capital assets and that are considered residents of the United States for purposes of the current income tax convention between the United States and Finland, signed September 21, 1989 (as amended by a protocol signed May 31, 2006), referred to as the Treaty, and that are entitled to the benefits of the Treaty under the “Limitation on Benefits” provisions contained in the Treaty, are referred to as US Holders. Beneficial owners that are citizens or residents of the United States, corporations created in or organized under

US law, and estates or trusts (to the extent their income is subject to US tax either directly or in the hands of beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to US Holders that are also residents of Finland and to citizens or residents of the United States that do not maintain a substantial presence, permanent home or habitual abode in the United States. For purposes of this discussion, it is assumed that the Depositary and its custodian will perform all actions as required by the deposit agreement with the Depositary and other related agreements between the Depositary and Nokia.

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

Under the Finnish Income Tax Act and Act on Taxation of Non-residents’ Income, non-residents of Finland are generally subject to a withholding tax at a rate of 28% payable on dividends paid by a Finnish resident company. However, pursuant to the Treaty, dividends paid to US Holders generally will be subject to Finnish withholding tax at a reduced rate of 15% of the gross amount of the dividend. Qualifying pension funds are, however, pursuant to the Treaty exempt from Finnish withholding tax. See also “—Finnish Withholding Taxes on Nominee Registered Shares” below.

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

Certain US Holders (including individuals and some trusts and estates) are eligible for reduced rates of US federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011, provided that certain holding period and other requirements are met. Dividends that Nokia pays with respect to its shares and ADSs generally will be qualified dividend income if Nokia was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company. Nokia currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and is subject to change. Nokia anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US Holders. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

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

Finnish Withholding Taxes on Nominee Registered Shares

Generally, for US Holders, the reduced 15% withholding tax rate of the Treaty (instead of 28%) is applicable to dividends paid to nominee registered shares only when the conditions of the provisions applied to dividends are met (Section 10b of the Finnish Act on Taxation of Non-residents’ Income).

According to the provisions, the Finnish account operator and a foreign custodian are required to have a custody agreement, according to which the custodian undertakes to (a) declare the country of residence of the beneficial owner of the dividend, (b) confirm the applicability of the Treaty to the dividend, (c) inform the account operator of any changes to the country of residence or the applicability of the Treaty, and d) provide the legal identification and address of the beneficial owner of the dividend and a certificate of residence issued by the local tax authorities upon request. It is further required that the foreign custodian is domiciled in a country with which Finland has entered into a treaty for the avoidance of double taxation and that the custodian is entered into the register of foreign custodians maintained by the Finnish tax authorities.

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

US Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at the current rate of 28%. Backup withholding will not apply to a Holder; however, if the Holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if it is a recipient otherwise exempt from backup withholding (such as a corporation). Any US person required to establish its exempt status generally must furnish a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and

Certification). Non-US Holders generally are not subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s US federal income tax liability, and the Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

10I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Note 35 to our consolidated financial statements included in Item 18 of this annual report for information on market risk.

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework. Management has excluded Symbian Limited from the assessment of internal control over financial reporting as at December 31, 2008 because Symbian Limited was acquired by Nokia in a purchase business combination during 2008. See Item 15 (d) below. Symbian Limited is a component of the Devices & Services reporting segment. The total assets and total net sales of Symbian Limited represent approximately 2% and less than 1%, respectively, of our related consolidated financial statement amounts as at and for the year ended December 31, 2008. Based on this evaluation, management has assessed the effectiveness of Nokia’s internal control over financial reporting, as at December 31, 2008, and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited our consolidated financial statements for the year ended December 31, 2008, has issued an attestation report on the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

(c) Attestation Report of the Registered Public Accounting Firm.  See the Auditors’ report on page F-1.

(d) Changes in Internal Control Over Financial Reporting.  There were no changes in Nokia’s internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting during 2008. On December 2, 2008, Nokia completed the acquisition of Symbian Limited.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the majority of the members of the Audit Committee, including its Chairman, Georg Ehrnrooth, are “audit committee financial experts” as defined in Item 16A of Form 20-F. Mr. Ehrnrooth and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. This code of ethics is posted on our website, www.nokia.com/board, under the heading “Company codes—Code of Ethics.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees and Services

PricewaterhouseCoopers Oy has served as our independent auditor for each of the fiscal years in the three-year period ended December 31, 2008. The independent auditor is elected annually by our shareholders at the Annual General Meeting for the fiscal year in question. The Audit Committee of the Board of Directors makes a proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2008 and 2007 in total with a separate presentation of those fees related to Nokia and Nokia Siemens Networks.

	2008			2007
		Nokia Siemens			Nokia Siemens
	Nokia	Networks	Total	Nokia	Networks	Total
	(EUR millions)

Audit Fees(1)	6.4	13.1	19.5	5.3	12.7	18.0
Audit-Related Fees(2)	2.4	5.0	7.4	3.6	24.3	27.9
Tax Fees(3)	3.8	3.0	6.8	5.0	2.3	7.3
All Other Fees(4)	0.7	—	0.7	0.2	—	0.2

Total	13.3	21.1	34.4	14.1	39.3	53.4

(1)	Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice on tax accounting matters; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; financial due diligence in connection with provision of funding to customers, reports in relation to covenants in loan agreements; employee benefit plan audits and reviews; and audit procedures in connection with investigations and the compliance program implemented at Nokia Siemens Networks related to the Siemens’ carrier-related operations transferred to Nokia Siemens Networks. The amounts paid by Nokia to PricewaterhouseCoopers include EUR 2.5 million and EUR 23.9 million that Nokia has recovered or will be able to recover from a third party for 2008 and 2007, respectively.

(3)	Tax fees include fees billed for (i) corporate and indirect compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; (ii) transfer pricing advice and assistance with tax clearances; (iii) customs duties reviews and advise; (iii) consultations and tax audits (assistance with technical tax queries and tax audits and appeals and advise on mergers, acquisitions and restructurings); (iv) personal compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); and (v) consultation and planning (advice on stock based remuneration, local employer tax laws, social security laws, employment laws and compensation programs, tax implications on short-term international transfers).

(4)	All Other Fees include fees billed for company establishment, forensic accounting, data security, investigations and reviews of licensing arrangements with customers and occasional training or reference materials and services.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the “Policy”).

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

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent auditor and the Corporate Controller. At each regular meeting of the Audit Committee, the independent auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the status and cost of those services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of Nokia shares and ADRs by Nokia Corporation and its affiliates during 2008.

			(c) Total Number
			of Shares	(d) Maximum
			Purchased as	Number of Shares
			Part of Publicly	that May Yet Be
	(a) Total Number	(b) Average Price	Announced	Purchased Under
	of Shares	Paid per Share	Plans or	the Plans or
Period	Purchased	(EUR)	Programs	Programs

January 1/1/08-1/31/08	7 240 000	23.72	7 240 000	237 390 000	(1)
February 2/1/08-2/29/08	29 100 000	24.74	29 100 000	208 290 000	(1)
March 3/1/08-3/31/08	23 000 000	20.97	23 000 000	185 290 000	(1)
April 4/1/08-4/30/08	19 300 000	18.29	19 300 000	165 990 000	(1)
May 5/1/08-5/31/08	31 570 000	18.60	31 570 000	346 090 000	(2)
June 6/1/08-6/30/08	32 920 000	16.97	32 920 000	313 170 000	(2)
July 7/1/08-7/31/08	10 840 000	17.44	10 840 000	302 330 000	(2)
August 8/1/08-8/31/08	3 420 000	17.75	3 420 000	298 910 000	(2)
September 9/1/08-9/30/08	—	—	—	298 910 000	(2)
October 10/1/08-10/31/08	—	—	—	298 910 000	(2)
November 11/1/08-11/30/08	—	—	—	298 910 000	(2)
December 12/1/08-12/31/08	—	—	—	298 910 000	(2)

Total	157 390 000		157 390 000

(1)	On May 3, 2007, the Annual General Meeting authorized the Board of Directors to resolve to repurchase a maximum of 380 million Nokia shares by using funds available for distribution of profits. The authorization was effective until June 30, 2008.

(2)	On May 8, 2008, the Annual General Meeting authorized the Board of Directors to resolve to repurchase a maximum of 370 million Nokia shares by using funds available for distribution of profits. The authorization is effective until June 30, 2009. Nokia has not repurchased any of its own shares since September 2008. The Board of Directors will propose to the Annual General Meeting to be held on April 23, 2009 that the current repurchase authorization will be terminated and that the Board of Directors would be authorized to repurchase a maximum of 360 million Nokia shares, effective until June 30, 2010.

ITEM 16G.	CORPORATE GOVERNANCE

The following is a summary of any significant ways in which our corporate governance practices differ from those followed by US domestic companies under the New York Stock Exchange’s corporate governance listing standards. There are no significant differences in the corporate governance practices followed by Nokia as compared to those followed by US domestic companies under the NYSE listing standards, except that Nokia follows the requirements of Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly-issued shares or treasury shares require shareholder approval at the time of the delivery of the shares or, if shareholder approval is granted through an authorization to the Board of Directors, no more than a maximum of five years earlier. The NYSE listing standards require that equity compensation plans be approved by a company’s shareholders.

Nokia’s corporate governance practices comply with the Finnish Corporate Governance Code approved by the boards of the Finnish Securities Market Association and NASDAQ OMX Helsinki effective as of January 1, 2009. The Finnish Corporate Governance Code is accessible, among others, at www.cgfinland.fi.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

Consolidated Financial Statements Report of Independent
Registered Public Accounting Firm	F-1
Consolidated Profit and Loss Accounts	F-3
Consolidated Balance Sheets	F-4
Consolidated Cash Flow Statements	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-7
Notes to the Consolidated Financial Statements	F-9

ITEM 19.	EXHIBITS

*1		Articles of Association of Nokia Corporation.
*4	.1	Agreement and Plan of Merger by and among Nokia Inc., North Acquisition Corp. and NAVTEQ Corporation dated as of October 1, 2007.
6	.	See Note 28 to our consolidated financial statements included in Item 18 of this annual report for information on how earnings per share information was calculated.
8	.	List of significant subsidiaries.
12.1		Certification of Olli-Pekka Kallasvuo, Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
12.2		Certification of Richard A. Simonson, Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.(a)	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.

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

ADSL (asymmetric digital subscriber line):  A technology that enables high-speed data communication over existing twisted pair telephone lines and supports a downstream data rate of 1.5—8 Mbps and an upstream data rate of 16 kbps—1 Mbps.

Analog:  A signaling technique in which signals are conveyed by continuously varying the frequency, amplitude or phase of the transmission.

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

Bluetooth:  A technology that provides short-range radio links to allow mobile computers, mobile phones, digital cameras and other portable devices to communicate with each other without cables.

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

Converged device:  A generic category of mobile device that can run computer-like applications such as email, web browsing and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features.

Convergence:  The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence.

Core network:  A combination of exchanges and the basic transmission equipment that together form the basis for network services.

Dense wavelength division multiplexing:  The implementation of wavelength-division multiplexing using more than two optical channels in the same wavelength window (See also wavelength-division multiplexing.).

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

FTTB (Fiber to the building):  refers to a telecommunications system in which fiber optic cable is run directly to a specific building such as a business or apartment house.

FTTC (Fiber to the curb):  refers to a telecommunications system based on the use of optical fiber cable directly to the curbs near homes or any business environment.

Firewall Gateways:  Network points that act as an entrance to another network.

GPRS (General Packet Radio Services):  A service that provides packet switched data, primarily for second generation GSM networks.

GPS (Global Positioning System):  Satellite-based positioning system that is used for reading geographical position and as a source of the accurate coordinated universal time.

GSM (Global System for Mobile Communications):  A digital system for mobile communications that is based on a widely accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands.

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

NGOA (Next Generation Optical Access):  NGOA (Next Generation Optical Access):  Future telecommunications system based on fiber optic cables capable of achieving bandwidth data rates greater than 100 Mbps.

NG-PON:  Next generation passive optical network (See PON).

OFDM (Orthogonal Frequency-Division Multiplexing):  A technique for transmitting large amounts of digital data over a radio wave. OFDM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver.

Open source:  Refers to a program in which the source code is available to the general public for use and modification from its original design free of charge.

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

Symbian OS:  An operating system, application framework and application suite optimized for the needs of wireless information devices such as smartphones and communicators, and for handheld, battery-powered computers.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nokia Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statements of changes in shareholders’ equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15(b), management has excluded the activities of Symbian Limited from its assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by the Company in a purchase business combination during 2008. Therefore, we have also excluded Symbian from our audit of internal control over financial reporting. Symbian Limited is a wholly owned subsidiary whose total assets and total revenues represent 2% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

/s/  PricewaterhouseCoopers Oy

PricewaterhouseCoopers Oy
Helsinki, Finland
March 5, 2009

Nokia Corporation and Subsidiaries

Consolidated Profit and Loss Accounts

		Financial Year Ended December 31
	Notes	2008	2007	2006
		EURm	EURm	EURm

Net sales		50 710	51 058	41 121
Cost of sales		(33 337)	(33 781)	(27 742)

Gross profit		17 373	17 277	13 379
Research and development expenses		(5 968)	(5 636)	(3 897)
Selling and marketing expenses		(4 380)	(4 379)	(3 314)
Administrative and general expenses		(1 284)	(1 165)	(666)
Other income	6	420	2 312	522
Other expenses	6,7	(1 195)	(424)	(536)

Operating profit	2-9,22	4 966	7 985	5 488
Share of results of associated companies	14,31	6	44	28
Financial income and expenses	10	(2)	239	207

Profit before tax		4 970	8 268	5 723
Tax	11	(1 081)	(1 522)	(1 357)

Profit before minority interests		3 889	6 746	4 366
Minority interests		99	459	(60)

Profit attributable to equity holders of the parent		3 988	7 205	4 306

		2008	2007	2006
Earnings per share	28	EUR	EUR	EUR
(for profit attributable to the equity holders of the parent)
Basic		1.07	1.85	1.06
Diluted		1.05	1.83	1.05

		2008	2007	2006
Average number of shares (000’s shares)	28
Basic		3 743 622	3 885 408	4 062 833
Diluted		3 780 363	3 932 008	4 086 529

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Balance Sheets

		December 31
	Notes	2008	2007
		EURm	EURm

ASSETS
Non-current assets
Capitalized development costs	12	244	378
Goodwill	12	6 257	1 384
Other intangible assets	12	3 913	2 358
Property, plant and equipment	13	2 090	1 912
Investments in associated companies	14	96	325
Available-for-sale investments	15	512	341
Deferred tax assets	24	1 963	1 553
Long-term loans receivable	16,35	27	10
Other non-current assets		10	44

		15 112	8 305
Current assets
Inventories	17,19	2 533	2 876
Accounts receivable, net of allowances for doubtful accounts (2008: EUR 415 million, 2007: EUR 332 million)	19,35	9 444	11 200
Prepaid expenses and accrued income	18	4 538	3 070
Current portion of long-term loans receivable	35	101	156
Other financial assets	26,35	1 034	239
Available-for-sale investments, liquid assets	15,35	1 272	4 903
Available-for-sale investments, cash equivalents	15,32,35	3 842	4 725
Bank and cash	32,35	1 706	2 125

		24 470	29 294
Total assets		39 582	37 599

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	21	246	246
Share issue premium		442	644
Treasury shares, at cost		(1 881)	(3 146)
Translation differences		341	(163)
Fair value and other reserves	20	62	23
Reserve for invested non-restricted equity		3 306	3 299
Retained earnings		11 692	13 870

		14 208	14 773
Minority interests		2 302	2 565

Total equity		16 510	17 338

Non-current liabilities
Long-term interest-bearing liabilities	23,35	861	203
Deferred tax liabilities	24	1 787	963
Other long-term liabilities		69	119

		2 717	1 285
Current liabilities
Current portion of long-term loans	35	13	173
Short-term borrowings	35	3 578	714
Other financial liabilities	26,35	924	184
Accounts payable	35	5 225	7 074
Accrued expenses	25	7 023	7 114
Provisions	27	3 592	3 717

		20 355	18 976
Total shareholders’ equity and liabilities		39 582	37 599

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Cash Flow Statements

		Financial Year Ended
		December 31
	Notes	2008	2007	2006
		EURm	EURm	EURm

Cash flow from operating activities
Profit attributable to equity holders of the parent		3 988	7 205	4 306
Adjustments, total	32	3 469	1 269	1 857
Change in net working capital	32	(2 546)	605	(793)

Cash generated from operations		4 911	9 079	5 370
Interest received		416	362	235
Interest paid		(155)	(59)	(18)
Other financial income and expenses, net received		(195)	(43)	54
Income taxes paid, net received		(1 780)	(1 457)	(1 163)

Net cash from operating activities		3 197	7 882	4 478

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash		(5 962)	253	(517)
Purchase of current available-for-sale investments, liquid assets		(669)	(4 798)	(3 219)
Purchase of non-current available-for-sale investments		(121)	(126)	(88)
Purchase of shares in associated companies		(24)	(25)	(15)
Additions to capitalized development costs		(131)	(157)	(127)
Long-term loans made to customers		—	(261)	(11)
Proceeds from repayment and sale of long-term loans receivable		129	163	56
Recovery of impaired long-term loans made to customers		—	—	276
Proceeds from (+) / payment of (-) other long-term receivables		(1)	5	(3)
Proceeds from (+) / payment of (-) short-term loans receivable		(15)	(119)	199
Capital expenditures		(889)	(715)	(650)
Proceeds from disposal of shares in associated companies		3	6	1
Proceeds from disposal of businesses		41	—	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		4 664	4 930	5 058
Proceeds from sale of non-current available-for-sale investments		10	50	17
Proceeds from sale of fixed assets		54	72	29
Dividends received		6	12	—

Net cash from (used in) investing activities		(2 905)	(710)	1 006

Nokia Corporation and Subsidiaries

Consolidated Cash Flow Statements (Continued)

		Financial Year Ended
		December 31
	Notes	2008	2007	2006
		EURm	EURm	EURm

Cash flow from financing activities
Proceeds from stock option exercises		53	987	46
Purchase of treasury shares		(3 121)	(3 819)	(3 371)
Proceeds from long-term borrowings		714	115	56
Repayment of long-term borrowings		(34)	(16)	(7)
Proceeds from (+) / repayment of (-) short-term borrowings		2 891	661	(137)
Dividends paid		(2 048)	(1 760)	(1 553)

Net cash used in financing activities		(1 545)	(3 832)	(4 966)
Foreign exchange adjustment		(49)	(15)	(51)

Net increase (+) / decrease (-) in cash and cash equivalents		(1 302)	3 325	467
Cash and cash equivalents at beginning of period		6 850	3 525	3 058

Cash and cash equivalents at end of period		5 548	6 850	3 525

Cash and cash equivalents comprise of:
Bank and cash		1 706	2 125	1 479
Current available-for-sale investments, cash equivalents	15,35	3 842	4 725	2 046

		5 548	6 850	3 525

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

						Fair
						value	Reserve for
			Share			and	invested		Before
	Number of	Share	issue	Treasury	Translation	other	non-restrict.	Retained	minority	Minority
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Balance at December 31, 2005	4 172 376	266	2 458	(3 616)	69	(176)	—	13 308	12 309	205	12 514

Tax benefit on stock options exercised			23						23		23
Excess tax benefit on share-based compsensation			14						14		14
Translation differences					(141)				(141)	(13)	(154)
Net investment hedge gains, net of tax					38				38		38
Cash flow hedges, net of tax						171			171		171
Available-for-sale investments, net of tax						(9)			(9)		(9)
Other decrease, net								(52)	(52)	(1)	(53)
Profit								4 306	4 306	60	4 366
Total recognized income and expense		—	37	—	(103)	162	—	4 254	4 350	46	4,396
Stock options exercised	3 046	—	43						43		43
Stock options exercised related to acquisitions			(1)						(1)		(1)
Share-based compensation(1)			219						219		219
Settlement of performance shares	2 236		(69)	38					(31)		(31)
Acquisition of treasury shares	(212 340)			(3 413)					(3 413)		(3 413)
Reissuance of treasury shares	412			4					4		4
Cancellation of treasury shares		(20)	20	4 927				(4 927)	—		—
Dividend								(1 512)	(1 512)	(40)	(1 552)
Acquisition of minority interests									—	(119)	(119)
Total of other equity movements		(20)	212	1 556	—	—	—	(6 439)	(4 691)	(159)	(4 850)

Balance at December 31, 2006	3 965 730	246	2 707	(2 060)	(34)	(14)	—	11 123	11 968	92	12 060

Excess tax benefit on share-based compsensation			128						128		128
Translation differences					(167)				(167)	16	(151)
Net investment hedge gains, net of tax					38				38		38
Cash flow hedges, net of tax						(11)			(11)		(11)
Available-for-sale investments, net of tax						48			48		48
Other decrease, net								(40)	(40)		(40)
Profit								7 205	7 205	(459)	6 746
Total recognized income and expense		—	128	—	(129)	37	—	7 165	7 201	(443)	6 758
Stock options exercised	57 269	—	46				932		978		978
Stock options exercised related to acquisitions			(3)						(3)		(3)
Share-based compensation			228						228		228
Settlement of performance shares	3 138		(104)	58			9		(37)		(37)
Acquisition of treasury shares	(180 590)			(3 884)					(3 884)		(3 884)
Reissuance of treasury shares	403			7					7		7
Cancellation of treasury shares				2 733				(2 733)	—		—
Share premium reduction and transfer			(2 358)				2 358		—		—
Dividend								(1 685)	(1 685)	(75)	(1 760)
Minority interest on formation of Nokia Siemens Networks									—	2 991	2 991
Total of other equity movements		—	(2 191)	(1 086)	—	—	3 299	(4 418)	(4 396)	2 916	(1 480)

Balance at December 31, 2007	3 845 950	246	644	(3 146)	(163)	23	3 299	13 870	14 773	2 565	17 338

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

						Fair
						value	Reserve for
			Share			and	invested		Before
	Number of	Share	issue	Treasury	Translation	other	non-restrict.	Retained	minority	Minority
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Balance at December 31, 2007	3 845 950	246	644	(3 146)	(163)	23	3 299	13 870	14 773	2 565	17 338

Tax benefit on stock options exercised			4						4		4
Excess tax benefit on share-based compsensation			(121)						(121)		(121)
Translation differences					595				595	—	595
Net investment hedge losses, net of tax					(91)				(91)		(91)
Cash flow hedges, net of tax						42			42		42
Available-for-sale investments, net of tax						(3)			(3)		(3)
Other increase, net								46	46		46
Profit								3 988	3 988	(99)	3 889
Total recognized income and expense		—	(117)	—	504	39	—	4 034	4 460	(99)	4 361
Stock options exercised	3 547						51		51		51
Stock options exercised related to acquisitions			1						1		1
Share-based compensation			74						74		74
Settlement of performance shares	5 622		(179)	154			(44)		(69)		(69)
Acquisition of treasury shares	(157 390)			(3 123)					(3 123)		(3 123)
Reissuance of treasury shares	143			2					2		2
Cancellation of treasury shares				4 232				(4 232)	—		—
Dividend								(1 992)	(1 992)	(35)	(2 027)
Acquisitions and other changes in minority interests									—	(129)	(129)
Vested portion of share-based payment awards related to acquisitions			19						19		19
Acquisition of Symbian								12	12		12
Total of other equity movements		—	(85)	1 265	—	—	7	(6 212)	(5 025)	(164)	(5 189)

Balance at December 31, 2008	3 697 872	246	442	(1 881)	341	62	3 306	11 692	14 208	2 302	16 510

(1)	In 2006 share-based compensation is shown net of deferred compensation recorded related to social security costs on share-based payments.

Dividends declared per share were EUR 0.40 for 2008 (EUR 0.53 for 2007 and EUR 0.43 for 2006), subject to shareholders’ approval.

See Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.	Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation (“Nokia” or “the Group”), a Finnish public limited liability company with domicile in Helsinki, in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (collectively “IFRS”). The consolidated financial statements are presented in millions of euros (“EURm”), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform to Finnish Accounting legislation. On March 5, 2009, Nokia’s Board of Directors authorized the financial statements for issuance and filing.

As described in Note 8 the Group completed the acquisition of all of the outstanding equity of NAVTEQ Corporation (“NAVTEQ“) on July 10, 2008 and a transaction to form Nokia Siemens Networks on April 1, 2007. The NAVTEQ and the Nokia Siemens Networks business combinations have had a material impact on the consolidated financial statements and associated notes.

Adoption of pronouncements under IFRS

In the current year, the Group has adopted all of the new and revised standards, amendments and interpretations to existing standards issued by the IASB that are relevant to its operations and effective for accounting periods commencing on or after January 1, 2008.

•	IFRS 8, Operating Segments requires the segment information to be presented on the same basis as that used for internal reporting purposes. Under IFRS 8, segments are components of the entity that are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to evaluate its performance.

•	IFRIC 11, IFRS 2 — Group and Treasury Share Transactions clarifies how IFRS 2 should be applied to share-based payment arrangements involving treasury shares, and arrangements involving grant of the entity’s own equity instruments or equity instruments of another entity within the same group.

•	IFRIC 14 and IAS 19, The Limit on a Defined benefit Asset, Minimum Funding Requirements and their Interaction addresses when refunds or reductions in future contributions should be regarded as available when measuring a pension asset and how a minimum funding requirement might affect the availability of reductions in future contributions.

•	IAS 39 and IFRS 7 (Amendments), Reclassification of Financial Instruments allow an entity to reclassify non-derivative financial assets out of the fair value through profit or loss and available-for-sale categories in particular circumstances and require additional disclosures for the reclassifications.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

to exist when the Group owns, directly or indirectly through subsidiaries, over 20% of the voting rights of the company.

All inter-company transactions are eliminated as part of the consolidation process. Minority interests are presented separately as a component of net profit and they are shown as a component of shareholders’ equity in the consolidated balance sheet.

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

Business Combinations

The purchase method of accounting is used to account for acquisitions of separate entities or businesses by the Group. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed by the Group are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the Group’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

Assessment of the recoverability of long-lived and intangible assets and goodwill

For the purposes of impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the acquisition in which the goodwill arose.

The Group assesses the carrying value of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. The Group assesses the carrying value of identifiable intangible assets and long-lived assets if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors that trigger an impairment review include underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends.

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

Revenue recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the products to the end users. The Group records reductions to revenue for special pricing agreements, price protection and other volume based discounts. Service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion. License fees from usage are recognized in the period in which the customer reports them to the Group.

The Group enters into transactions involving multiple components consisting of any combination of hardware, services and software. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration received from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Group determines the fair value of each component by taking into consideration factors such as the price when the component or a similar component is sold separately by the Group or a third party. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. If the Group is unable to reliably determine the fair value attributable to the separately identifiable undelivered components, the Group defers revenue until the revenue recognition criteria for the undelivered components have been met.

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

In a defined contribution plan, the Group has no legal or constructive obligation to make any additional contributions if the party receiving the contributions is unable to pay the pension obligations in question. The Group’s contributions to defined contribution plans, multi-employer and insured plans are recognized in the profit and loss account in the period to which the contributions relate.

All arrangements that do not fulfill these conditions are considered defined benefit plans. If a defined benefit plan is funded through an insurance contract where the Group does not retain any legal or constructive obligations, such a plan is treated as a defined contribution plan.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

The liability (or asset) recognized in the balance sheet is pension obligation at the closing date less the fair value of plan assets, the share of unrecognized actuarial gains and losses, and past service costs.

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

Leases

The Group has entered into various operating leases, the payments under which are treated as rentals and recognized in the profit and loss account on a straight-line basis over the lease terms unless another systematic approach is more representative of the pattern of the user’s benefit.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates actual cost on a FIFO basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

In addition to the cost of materials and direct labor, an appropriate proportion of production overhead is included in the inventory values.

An allowance is recorded for excess inventory and obsolescence based on the lower of cost or net realizable value.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Financial assets

The Group has classified its financial assets as one of the following categories: available-for-sale investments, loans and receivables, bank and cash and financial assets at fair value through profit or loss.

Available-for-sale investments

The Group classifies the following investments as available for sale based on the purpose for acquiring the investments as well as ongoing intentions: (1) highly liquid, interest-bearing investments with maturities at acquisition of less than 3 months, which are classified in the balance sheet as current available-for-sale investments, cash equivalents, (2) similar types of investments as in category (1), but with maturities at acquisition of longer than 3 months, classified in the balance sheet as current available-for-sale investments, liquid assets, (3) investments in technology related publicly quoted equity shares, or unlisted private equity shares and unlisted funds, classified in the balance sheet as non-current available-for-sale investments.

Current fixed income and money-market investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the balance sheet date. Investments in publicly quoted equity shares are measured at fair value using exchange quoted bid prices. Other available for sale investments carried at fair value include holdings in unlisted shares. Fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, (3) analysis of market prospects and operating performance of the target companies taking into consideration the public market of comparable companies in similar industry sectors. The remaining available for sale investments are carried at cost less impairment, which are technology related investments in private equity shares and unlisted funds for which the fair value cannot be measured reliably due to non-existence of public markets or reliable valuation methods against which to value these assets. The investment and disposal decisions on these investments are business driven.

All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The fair value changes of available-for-sale investments are recognized in fair value and other reserves as part of shareholders’ equity, with the exception of interest calculated using effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit and loss. Dividends on available for sale equity instruments are recognized in profit and loss when the Group’s right to receive payment is established. When the investment is disposed of, the related accumulated fair value changes are released from shareholders’ equity and recognized in the profit and loss account. The weighted average method is used when determining the cost-basis of publicly listed equities being disposed of. FIFO (First-in First-out) method is used to determine the cost basis of fixed income securities being disposed of. An impairment is recorded when the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired including but not limited to counterparty default and other factors causing a reduction in value that can be considered permanent. The cumulative net loss relating to that investment is removed from equity and recognized in the profit and loss account for the period. If, in a subsequent period, the fair value of the investment in a non-equity instrument increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the profit and loss account.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Loans receivable

Loans receivable include loans to customers and suppliers and are measured at amortized cost using the effective interest method less impairment. Loans are subject to regular and thorough review as to their collectability and as to available collateral; in the event that any loan is deemed not fully recoverable, a provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans receivable is recognized by applying the effective interest rate. The long term portion of loans receivable is included on the balance sheet under long-term loans receivable and the current portion under current portion of long-term loans receivable.

Bank and cash

Bank and cash consist of cash at bank and in hand.

Accounts receivable

Accounts receivable are carried at the original amount invoiced to customers, which is considered to be fair value, less allowances for doubtful accounts based on a periodic review of all outstanding amounts including an analysis of historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Bad debts are written off when identified as uncollectible.

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

Derivative financial instruments

All derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting or not.

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

Fair values of cash settled equity derivatives are calculated by revaluing the contract at each balance

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

sheet date end quoted market rates. Changes in fair value are recognized in the profit and loss account.

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

Hedge accounting

Cash flow hedges: Hedging of anticipated foreign currency denominated sales and purchases

The Group applies hedge accounting for “Qualifying hedges”. Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future anticipated foreign currency denominated sales and purchases that meet the requirements set out in IAS 39. The cash flow being hedged must be “highly probable” and must present an exposure to variations in cash flows that could ultimately affect profit or loss. The hedge must be highly effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of certain forward foreign exchange contracts and options, or option strategies, which have zero net premium or a net premium paid, and where the critical terms of the bought and sold options within a collar or zero premium structure are the same and where the nominal amount of the sold option component is no greater than that of the bought option.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity to the extent that the hedge is effective. For qualifying foreign exchange options, or option strategies, the change in intrinsic value is deferred in shareholders’ equity to the extent that the hedge is effective. In all cases the ineffective portion is recognized immediately in the profit and loss account as financial income and expenses. Hedging costs, expressed either as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or changes in the time value for options, or options strategies, are recognized within other operating income or expenses.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Cash flow hedges: Hedging of foreign currency risk of highly probable business acquisitions and other transactions

The Group hedges the cash flow variability due to foreign currency risk inherent in highly probable business acquisitions and other future transactions that result in the recognition of non-financial assets. When those non-financial assets are recognized in the balance sheet the gains and losses previously deferred in equity are transferred from equity and included in the initial acquisition cost of the asset. The deferred amounts are ultimately recognized in the profit and loss as a result of goodwill assessments in case of business acquisitions and through depreciation in case of other assets. In order to apply for hedge accounting, the forecasted transactions must be highly probable and the hedges must be highly effective prospectively and retrospectively.

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

Hedges of net investments in foreign operations

The Group also applies hedge accounting for its foreign currency hedging on net investments.

Qualifying hedges are those properly documented hedges of the foreign exchange rate risk of foreign currency denominated net investments that meet the requirements set out in IAS 39. The hedge must be effective both prospectively and retrospectively.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Income taxes

Current taxes are based on the results of the Group companies and are calculated according to local tax rules.

Deferred tax assets and liabilities are determined, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses or deductible temporary differences can be utilized. Deferred tax liabilities are recognized for temporary differences that arise between the fair value and tax base of identifiable net assets acquired in business combinations.

The enacted or substantially enacted tax rates as of each balance sheet date that are expected to apply in the period when the asset is realized or the liability is settled are used in the measurement of deferred tax assets and liabilities.

Deferred taxes are recognized directly in equity, when temporary differences arise on items that are not recognized in the profit and loss.

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

Share-based compensation

The Group offers three types of equity settled share-based compensation schemes for employees: stock options, performance shares and restricted shares. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. On a regular basis, the Group reviews the assumptions made and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Share-based compensation is recognized as an expense in the profit and loss account over the service period. A separate vesting period is defined for each quarterly lot of the stock options plans. When stock options are exercised, the proceeds received net of any transaction costs are credited to share premium and the reserve for invested non-restricted equity.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Customer financing

The Group has provided a limited amount of customer financing and agreed extended payment terms with selected customers. Should the actual financial position of the customers or general economic conditions differ from assumptions, the ultimate collectability of such financings and trade credits may be required to be re-assessed, which could result in a write-off of these balances and thus negatively impact profits in future periods. The Group endeavors to mitigate this risk through the transfer of its rights to the cash collected from these arrangements to third party financial institutions on a non-recourse basis in exchange for an upfront cash payment.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Business combinations

The Group applies the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment. Actual results may differ from the forecasted amounts and the difference could be material.

Assessment of the recoverability of long-lived assets, intangible assets and goodwill

The recoverable amounts for long-lived assets, intangible assets and goodwill have been determined based on value in use calculations. Value in use is calculated based on the expected future cash flows attributable to the asset or cash-generating unit discounted to present value. The key assumptions applied in the determination of the value in use include the discount rate, length of the explicit forecast period and estimated growth rates, profit margins and level of operational and capital investment. Amounts estimated could differ materially from what will actually occur in the future.

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

Income taxes

Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. If the final outcome of these matters differs from the amounts initially recorded, differences may impact the income tax and deferred tax provisions in the period in which such determination is made.

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

IAS 1 (Revised), Presentation of financial statements, prompts entities to aggregate information in the financial statements on the basis of shared characteristics. All non-owner changes in equity (i.e. comprehensive income) should be presented either in one statement of comprehensive income or in a separate income statement and statement of comprehensive income.

Amendment to IAS 20, Accounting for government grants and disclosure of government assistance, requires that the benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39 and the proceeds received, with the benefit accounted for in accordance with IAS 20.

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

IFRIC 16, Hedges of a Net Investment in a Foreign Operation clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group.

IFRIC 18 Transfers of Assets from Customers clarifies the requirements for agreements in which an entity receives an item of property, plant and equipment or cash it is required to use to construct or acquire an item of property, plant and equipment that must be used to provide access to a supply of goods or services.

IFRS 3 (revised) Business Combinations replaces IFRS 3 (as issued in 2004). The main changes brought by IFRS 3 (revised) include immediate recognition of all acquisition-related costs in profit or loss, recognition of subsequent changes in the fair value of contingent consideration in accordance with other IFRSs and measurement of goodwill arising from step acquisitions at the acquisition date.

IAS 27 (revised), “Consolidated and Separate Financial Statements” clarifies presentation of changes in parent-subsidiary ownership. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for exclusively within equity. If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities, and any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost. Any differences resulting from this shall be recognized in profit or loss. When losses attributed to the minority (non-controlling) interests exceed the minority’s interest in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

In addition, there are a number of other amendments that form part of the IASB’s annual improvement project, which will be adopted by the Group on January 1, 2009.

The Group will adopt the amendments to IFRS 2, IAS 1, IAS 20, IAS 23, IAS 32, IFRIC 13, IFRIC 16 and IFRIC 18 as well as the additional amendments that form part of the IASB’s annual improvement project on January 1, 2009. The Group does not expect that the adoption of these revised standards, interpretations and amendments will have a material impact on the financial condition and results of operations.

The Group is required to adopt both IFRS 3 (revised) and IAS 27 (revised) on January 1, 2010 with early adoption permitted. The Group is currently evaluating the impact of these standards on the Group’s accounts.

2.	Segment information

As of January 1, 2008, the Group’s three mobile device business groups and the supporting horizontal groups have been replaced by an integrated business segment, Devices & Services. Devices & Services and Nokia Siemens Networks are each reportable segments for financial reporting purposes. Commencing with the third quarter 2008, NAVTEQ is also a reportable segment. Prior period results for Nokia and its reportable segments have been regrouped for comparabality purposes according to the new reportable segments effective in 2008.

Nokia is organized on a worldwide basis into three reportable segments: Devices & Services, NAVTEQ, and Networks. Nokia’s reportable segments represent the strategic business units that offer different products and services for which monthly financial information is provided to the chief operating decision-maker.

Devices & Services segment is responsible for developing and managing the Group’s portfolio of mobile devices and consumer Internet services, as well as the management of our supply chains, sales channels, brand and marketing activities.

NAVTEQ is a leading provider of comprehensive digital map information for automotive systems,

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

mobile navigation devices, Internet-based mapping applications, and government and business solutions.

Nokia Siemens Networks provides mobile and fixed network solutions and services to operators and service providers.

Corporate Common Functions consists of company wide functions.

The accounting policies of the segments are the same as those described in Note 1. Nokia accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices. Nokia evaluates the performance of its segments and allocates resources to them based on operating profit.

No single customer represents 10% or more of Group revenues.

					Corporate
					Common
			Nokia	Total	Functions and
	Devices &		Siemens	reportable	Corporate
2008	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	35 084	318	15 308	50 710	—		50 710
Net sales to other segments	15	43	1	59	—	(59)	—
Depreciation and amortization	484	238	889	1 611	6		1 617
Impairment	58	—	47	105	33		138
Operating profit / (loss)(1)	5 816	(153)	(301)	5 362	(396)		4 966
Share of results of associated companies	—	—	(13)	(13)	19		6
Balance Sheet Information Capital expenditures(2)	578	18	292	888	1		889
Segment assets(3)	10 300	7 177	15 652	33 129	9 641	(3 188)	39 582
of which:
Investments in associated companies	—	4	62	66	30		96
Segment liabilities(5)	8 425	2 726	10 503	21 654	4 606	(3 188)	23 072

					Corporate
					Common
					Functions
			Nokia	Total	and
	Devices &		Siemens	reportable	Corporate
2007	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	37 682	—	13 376	51 058	—		51 058
Net sales to other segments	23	—	17	40	41	(81)	—
Depreciation and amortization	489	—	714	1 203	3		1 206
Impairment	—	—	27	27	36		63
Operating profit / (loss)(1)	7 584	—	(1 308)	6 276	1 709		7 985
Share of results of associated companies	—	—	4	4	40		44
Balance Sheet Information Capital expenditures(2)	533	—	182	715	—		715
Segment assets(3)	9 316	—	15 564	24 880	13 738	(1 019)	37 599
of which:
Investments in associated companies	—	—	58	58	267		325
Segment liabilities(5)	9 512	—	9 869	19 381	1 899	(1 019)	20 261

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

					Corporate
					Common
					Functions
				Total	and
	Devices &			reportable	Corporate
2006	Services	NAVTEQ	Networks	segments	unallocated	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	33 668	—	7 453	41 121	—		41 121
Net sales to other segments	16	—	—	16		(16)	—
Depreciation and amortization	509	—	203	712	—		712
Impairment and customer finance charges	—	—	—	—	51		51
Operating profit / (loss)	4 865	—	808	5 673	(185)		5 488
Share of results of associated companies	—	—	—	—	28		28

(1)	Corporate Common Functions operating profit in 2007 includes a non-taxable gain of EUR 1 879 million related to the formation of Nokia Siemens Networks. Networks operating profit in 2006 includes a gain of EUR 276 million relating to a partial recovery of a previously impaired financing arrangement with Telsim.

(2)	Including goodwill and capitalized development costs, capital expenditures in 2008 amount to EUR 5 502 million (EUR 1 753 million in 2007). The goodwill and capitalized development costs consist of EUR 752 million in 2008 (EUR 150 million in 2007) for Devices & Services, EUR 3 673 million in 2008 (EUR 0 million in 2007) for NAVTEQ, EUR 188 million in 2008 (EUR 888 million in 2007) for Nokia Siemens Networks, and EUR 0 million in 2008 (EUR 0 million in 2007) for Corporate Common Functions.

(3)	Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes for Devices & Services and Corporate Common Functions. In addition, NAVTEQ’s and Nokia Siemens Networks’ assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income. These are directly attributable to NAVTEQ and Nokia Siemens Networks as they are separate legal entities.

(4)	Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income for Devices & Services and Corporate Common Functions.

(5)	Comprises accounts payable, accrued expenses and provisions except those related to interest and taxes for Devices & Services and Corporate Common Functions. In addition, NAVTEQ’s and Nokia Siemens Networks’ liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income and accrued expenses and provisions. These are directly attributable to NAVTEQ and Nokia Siemens Networks as they are separate legal entities.

(6)	Unallocated liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions related to Devices & Services and Corporate Common Functions.

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

Net sales to external customers by geographic area by location of customer	2008	2007	2006
	EURm	EURm	EURm

Finland	362	322	387
China	5 916	5 898	4 913
India	3 719	3 684	2 713
Great Britain	2 382	2 574	2 425
Germany	2 294	2 641	2 060
Russia	2 083	2 012	1 518
Indonesia	2 046	1 754	1 069
USA	1 907	2 124	2 815
Other	30 001	30 049	23 221

Total	50 710	51 058	41 121

Segment non-current assets by geographic area(7)	2008	2007
	EURm	EURm

Finland	1 154	1 114
China	434	364
India	154	134
Great Britain	668	160
Germany	306	465
USA	7 037	523
Other	2 751	3 272

Total	12 504	6 032

(7)	Comprises intangible assets and property, plant and equipment.

3.	Percentage of completion

Contract sales recognized under percentage of completion accounting were EUR 11 750 million in 2008 (EUR 10 171 million in 2007 and EUR 6 308 million in 2006).

Advances received related to construction contracts, included under accrued expenses, were EUR 261 million at December 31, 2008 (EUR 303 million in 2007). Contract revenues recorded prior to billings, included in accounts receivable, were EUR 1 423 million at December 31, 2008 (EUR 1 587 million in 2007). Billing in excess of costs incurred, included in contract revenues recorded prior to billings, were EUR 677 million at December 31, 2008 (EUR 482 million in 2007).

The aggregate amount of costs incurred and recognized profits (net of recognized losses) under open construction contracts in progress since inception (for contracts acquired inception refers to April 1, 2007) was EUR 11 707 million at December 31, 2008 (EUR 10 173 million at December 31, 2007).

Retentions related to construction contracts, included in accounts receivable, were EUR 211 million at December 31, 2008 (EUR 166 million at December 31, 2007).

Notes to the Consolidated Financial Statements (Continued)

3.	Percentage of completion (Continued)

4.	Personnel expenses

	2008	2007	2006
	EURm	EURm	EURm

Wages and salaries	5 615	4 664	3 457
Share-based compensation expense, total	67	236	192
Pension expenses, net	478	420	310
Other social expenses	754	618	439

Personnel expenses as per profit and loss account	6 914	5 938	4 398

Share-based compensation expense includes pension and other social costs of EUR -7 million in 2008 (EUR 8 million in 2007 and EUR -4 million in 2006) based upon the related employee benefit charge recognized during the year. In 2006, a benefit was recognized due to a change in the treatment of pension and other social costs.

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 394 million in 2008 (EUR 289 million in 2007 and EUR 198 million in 2006). Expenses related to defined benefit plans comprise the remainder.

	2008	2007	2006
Average personnel
Devices & Services	57 443	49 887	44 716
NAVTEQ	3 969	—	—
Nokia Siemens Networks	59 965	50 336	20 277
Corporate Common Functions	346	311	331

Nokia Group	121 723	100 534	65 324

5.	Pensions

The Finnish plan comprises of the Finnish state Employees’ Pension Act (“TyEL”) system with benefits directly linked to employee earnings. These benefits are financed in two distinct portions. The majority of the benefits are financed by contributions to a central pool with the majority of the contributions being used to pay current benefits. The rest is comprised of reserved benefits, which prior to March 1, 2008 were pre-funded through a trustee-administered Nokia Pension Foundation and accounted for as a defined benefit plan.

As of March 1, 2008 the Finnish statutory pension liability and plan related assets of Nokia and Nokia Siemens Networks were transferred to two pension insurance companies. The transfer did not affect the number of employees covered by the plan nor did it affect the current employees’ entitlement to pension benefits.

At the transfer date, the Group has not retained any direct or indirect obligation to pay employee benefits relating to employee service in current, prior or future periods. Thus, the Group has treated the transfer of the Finnish statutory pension liability and plan assets as a settlement of the Group’s TyEL defined benefit plan. From the date of transfer onwards, the Group has accounted for the TYEL plans as a defined contribution plan. The transfer resulted in a EUR 152 million loss consisting of a EUR 217 million loss impacting Corporate Common Functions and a EUR 65 million gain impacting Nokia Siemens Networks operating profit. These are included in other operating income and expense, see Note 6.

Foreign plans include both defined contribution and defined benefit plans. After the settlement of TyEL liabilities, the Group’s most significant pension plans are in Germany and in the UK. The majority of active employees in Germany participate in a pension scheme which is designed according to the Beitragsorientierte Siemens Altersversorgung (“BSAV”). The funding vehicle for the BSAV is the NSN

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

Pension Trust. In Germany, individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service. The majority of active employees in Nokia UK participate in a pension scheme which is designed according to the Scheme Trust Deeds and Rules and is compliant with the Guidelines of the UK Pension Regulator. The funding vehicle for the pension scheme is the Nokia Group (UK) Pension Scheme Ltd which is run on a Trust basis. In the UK, individual benefits are generally dependent on eligible compensation levels and years of service for the defined benefit section of the scheme and on individual investment choices for the defined contribution section of the scheme.”

In connection with the formation of Nokia Siemens Networks in 2007, the Group assumed multiple pension plans reflected as acquisitions in the following tables.

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

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that are recognized in the Group’s consolidated balance sheet at December 31:

	2008		2007
	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans
	EURm	EURm	EURm	EURm

Present value of defined benefit obligations at beginning of year	(1 011)	(1 255)	(1 031)	(546)
Foreign exchange	—	56	—	27
Current service cost	(10)	(69)	(59)	(66)
Interest cost	(9)	(69)	(50)	(54)
Plan participants’ contributions	—	(10)	—	(8)
Past service cost	—	(2)	—	—
Actuarial gain (loss)	3	102	115	126
Acquisitions	—	(2)	—	(780)
Curtailment	—	10	3	1
Settlements	1 018	7	—	15
Benefits paid	2	34	11	30

Present value of defined benefit obligations at end of year	(7)	(1 198)	(1 011)	(1 255)

Plan assets at fair value at beginning of year	1 063	1 111	985	424
Foreign exchange	—	(58)	—	(27)
Expected return on plan assets	9	62	49	46
Actuarial gain (loss) on plan assets	(1)	(38)	(33)	(2)
Employer contribution	7	134	73	90
Plan participants’ contributions	—	10	—	8
Benefits paid	(2)	(22)	(11)	(30)
Curtailments	—	(5)	—	—
Settlements	(1 076)	(2)	—	(3)
Acquisitions	—	5	—	605

Plan assets at fair value at end of year	—	1 197	1 063	1 111

Surplus/(Deficit)	(7)	(1)	52	(144)
Unrecognized net actuarial (gains) losses	(2)	(111)	97	(41)
Unrecognized past service cost	—	1	—	—

Prepaid/(Accrued) pension cost in balance sheet	(9)	(111)	149	(185)

Present value of obligations include EUR 707 million (EUR 1 799 million in 2007) of wholly funded

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

obligations, EUR 416 million of partly funded obligations (EUR 333 million in 2007) and EUR 82 million (EUR 134 million in 2007) of unfunded obligations.

The amounts recognized in the profit and loss account are as follows:

	2008	2007	2006
	EURm	EURm	EURm

Current service cost	79	125	101
Interest cost	78	104	66
Expected return on plan assets	(71)	(95)	(62)
Net actuarial losses recognized in year	—	10	8
Past service cost (gain) loss	2	—	3
Curtailment	(12)	(1)	(4)
Settlement	152	(12)	—

Total, included in personnel expenses	228	131	112

Movements in prepaid (accrued) pension costs recognized in the balance sheet are as follows:

	2008	2007
	EURm	EURm

Prepaid (accrued) pension costs at beginning of year	(36)	108
Net income (expense) recognized in the profit and loss account	(228)	(131)
Contributions paid	141	163
Benefits paid	12	—
Acquisitions	3	(175)
Foreign exchange	(12)	(1)

Prepaid (accrued) pension costs at end of year(1)	(120)	(36)

(1)	included within prepaid expenses and accrued income / accrued expenses

The prepaid (accrued) pension cost above is made up of a prepayment of EUR 55 million (EUR 218 million in 2007) and an accrual of EUR 175 million (EUR 254 million in 2007).

	2008	2007	2006	2005	2004
	EURm	EURm	EURm	EURm	EURm

Present value of defined benefit obligation	(1 205)	(2 266)	(1 577)	(1 385)	(1 125)
Plan assets at fair value	1 197	2 174	1 409	1 276	1 071

Surplus/(Deficit)	(8)	(92)	(168)	(109)	(54)

Experience adjustments arising on plan obligations amount to a gain of EUR 50 million in 2008 (a loss of EUR 31 million in 2007 and EUR 25 million in 2006). Experience adjustments arising on plan assets amount to a loss of EUR 22 million in 2008 (EUR 3 million in 2007 and EUR 11 million in 2006).

The principal actuarial weighted average assumptions used were as follows:

	2008		2007
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%

Discount rate for determining present values	5.90	5.80	5.50	5.40
Expected long-term rate of return on plan assets	—	5.70	5.30	5.10
Annual rate of increase in future compensation levels	4.00	2.70	3.00	3.30
Pension increases	2.10	1.90	2.70	2.30

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The expected long-term rate of return on plan assets is based on the expected return multiplied with the respective percentage weight of the market-related value of plan assets. The expected return is defined on a uniform basis, reflecting long-term historical returns, current market conditions and strategic asset allocation.

The Groups’s pension plan weighted average asset allocation as a percentage of Plan Assets at December 31, 2008, and 2007, by asset category are as follows:

	2008		2007
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%

Asset category:
Equity securities	—	12	12	11
Debt securities	—	72	78	85
Insurance contracts	—	8	0	3
Real estate	—	1	1	1
Short-term investments	—	7	9	—

Total	—	100	100	100

The objective of the investment activities is to maximize the excess of plan assets over projected benefit obligations, within an accepted risk level, taking into account the interest rate and inflation sensitivity of the assets as well as the obligations.

The Pension Committee of the Group, consisting of Head of Treasury, Head of HR and other HR representatives, approves both the target asset allocation as well as the deviation limit. Derivative instruments can be used to change the portfolio asset allocation and risk characteristics.

The domestic pension plans’ assets did not include Nokia securities in 2007.

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group’s German pension fund of EUR 69 million (EUR 69 million in 2007). See Note 31.

The actual return on plan assets was EUR 31 million in 2008 (EUR 61 million in 2007).

In 2009, the Group expects to make contributions of EUR 64 million and EUR 0 million to its foreign and domestic defined benefit pension plans, respectively.

6.	Other operating income and expenses

In 2008, other operating expenses include EUR 152 million net loss on transfer of Finnish pension liabilities, of which a gain of EUR 65 million is included in Nokia Siemens Networks’ operating profit and a loss of EUR 217 million in Corporate Common expenses. Devices & Services recorded EUR 259 million of restructuring charges and EUR 81 million of impairment and other charges related to closure of the Bochum site in Germany. Other operating expenses also include a charge of EUR 52 million related to other restructuring activities in Devices & Services and EUR 49 million in charges related to restructuring and other costs in Nokia Siemens Networks.

Other operating income for 2007 includes a non-taxable gain of EUR 1 879 million relating to the formation of Nokia Siemens Networks. Other operating income also includes gain on sale of real estates in Finland of EUR 128 million, of which EUR 75 million is included in Corporate Common functions’ operating profit and EUR 53 million in Nokia Siemens Networks’ operating profit. In addition, a gain on business transfer EUR 53 million impacting Corporate Common functions’ operating profit. In 2007, other operating expenses includes EUR 58 million in charges related to restructuring costs in Nokia Siemens Networks. Devices & Services recorded a charge of EUR 17 million for personnel expenses and other costs as a result of more focused R&D. Devices & Services also

Notes to the Consolidated Financial Statements (Continued)

6.	Other operating income and expenses (Continued)

recorded restructuring costs of EUR 35 million primarily related to restructuring of a subsidiary company.

Other operating income for 2006 includes a gain of EUR 276 million representing Nokia’s share of the proceeds relating to a partial recovery of a previously impaired financing arrangement with Telsim. Other operating expenses for 2006 includes EUR 142 million charges primarily related to the restructuring for the CDMA business and associated asset write-downs. Working together with co-development partners, Nokia intended to selectively participate in key CDMA markets, with special focus on North America, China and India. Accordingly, Nokia ramped down its CDMA research, development and production which ceased by April 2007. In 2006, Devices & Services recorded a charge of EUR 8 million for personnel expenses and other costs as a result of more focused R&D.

In all three years presented “Other operating income and expenses” include the costs of hedging forecasted sales and purchases (forward points of cash flow hedges).

7.	Impairment

	2008	2007	2006
	EURm	EURm	EURm

Property, plant and equipment	77	—	—
Inventories	13	—	—
Available-for-sale investments	43	29	18
Investments in associated companies	8	7	—
Capitalized development costs	—	27	—
Other intangible assets	—	—	33
Other non-current assets	8	—	—

Total, net	149	63	51

Property, plant and equipment and inventories

In conjunction with the Group’s decision to discontinue the production of mobile devices in Germany, an impairment loss was recognized amounting to EUR 55 million. The impairment loss related to the closure and sale of production facilities at Bochum, Germany during 2008 and was included in Devices & Services segment.

In 2008, Nokia Siemens Networks recognized an impairment loss amounting to EUR 35 million relating to the sale of its manufacturing site in Durach, Germany. The impairment loss was determined as the excess of the book value of transferring assets over the fair value less costs to sell for the transferring assets. The impairment loss was allocated to property, plant and equipment and inventories.

Available-for-sale investments

The Group’s investment in certain equity securities held as non-current available-for-sale suffered a permanent decline in fair value resulting in an impairment charge of EUR 43 million (EUR 29 million in 2007, EUR 18 million in 2006).

Investments in associated companies

After application of the equity method, including recognition of the associate’s losses, the Group

Notes to the Consolidated Financial Statements (Continued)

7.	Impairment (Continued)

determined that recognition of an impairment loss of EUR 8 million in 2008 (EUR 7 million in 2007) was necessary to adjust the Group’s net investment in the associate to its recoverable amount.

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

Other intangible assets

In connection with the restructuring of its CDMA business, the Group recorded an impairment charge of EUR 33 million during 2006 related to an acquired CDMA license. The impaired CDMA license was included in Devices & Services segment.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the synergies of the business combination from which the goodwill arose.

The recoverable amounts of each CGU are determined based on a value in use calculation. The pre-tax cash flow projections employed in the value in use calculation are based on financial plans approved by management. These projections are consistent with external sources of information, wherever available. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate that does not exceed the long-term average growth rates for the industry and economies in which the CGU operates.

Rapid deterioration in the macroeconomic environment during 2008 has negatively affected cash flow expectations for all of the Group’s CGUs. The global slowdown in consumer spending, unprecedented currency volatility and reductions in the availability of credit have dampened growth and profitability expectations during the short to medium term.

Goodwill of EUR 1 106 million has been allocated to the Devices & Services CGU for the purpose of impairment testing. The impairment testing has been carried out based on Management’s expectation of moderate market share growth and stable profit margins in the medium to long term.

Goodwill amounting to EUR 905 million has been allocated to the NSN CGU. The impairment testing has been carried out based on Management’s expectation of a constant market share, and a declining total market value in the shorter term, stabilizing on the longer term. Tight focus on profitability and cash collection is expected to improve operating cash flow.

Goodwill amounting to EUR 4 119 million has been allocated to the NAVTEQ CGU. The impairment testing has been carried out based on Management’s expectation of longer term strong growth in mobile device navigation services with increased volumes driving profitability. The recoverable amount of the NAVTEQ CGU is less than 1% higher than its carrying amount. A reasonably possible change of 1% in the valuation assumptions for long-term growth rate and pre-tax discount rate would give rise to an impairment loss.

The aggregate carrying amount of goodwill allocated across multiple CGUs amounts to EUR 127 million and the amount allocated to each individual CGU is not individually significant.

Notes to the Consolidated Financial Statements (Continued)

7.	Impairment (Continued)

The key assumptions applied in the value-in-use calculation for each CGU are presented in the table below:

	Cash-generating unit
	Devices &
	Services	NSN	NAVTEQ
	%	%	%

Terminal growth rate	2.28	1.00	5.00
Pre-tax discount rate	12.35	14.86	10.92

The goodwill impairment testing analyses conducted for each of the Group’s CGUs for the years ended December 31, 2008, 2007 and 2006 have not resulted in any impairment charges.

8.	Acquisitions

Acquisitions completed in 2008

NAVTEQ

On July 10, 2008, the Group completed its acquisition of all of the outstanding common stock of NAVTEQ. Based in Chicago, NAVTEQ is a leading provider of comprehensive digital map information for automotive systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. The Group will use NAVTEQ’s industry leading maps data, to add context—time, place, people—to web services optimized for mobility.

The total cost of the acquisition was EUR 5 342 million and consisted of cash paid of EUR 2 772 million, debt issued of EUR 2 539 million, costs directly attributable to the acquisition of EUR 12 million and consideration attributable to the vested portion of replacement share-based payment awards of EUR 19 million.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Carrying Amount	Fair Value	Useful lives
	EURm	EURm

Goodwill	114	3 673
Intangible assets subject to amortization:
Map database	5	1 389	5 years
Customer relationships	22	388	4 years
Developed technology	8	110	4 years
License to use trade name and trademark	7	57	6 years
Capitalized development costs	22	—
Other intangible assets	4	7

	68	1 951
Property, plant & equipment	84	83
Deferred tax assets	262	148
Available-for-sale investments	36	36
Other non-current assets	6	6

Non-current assets	456	2 224

Inventories	3	3
Accounts receivable	94	94
Prepaid expenses and accrued income	36	36
Available-for-sale investments, liquid assets	140	140
Available-for-sale investments, cash equivalents	97	97
Bank and cash	57	57

Current Assets	427	427

Total assets acquired	997	6 324

Deferred tax liabilities	46	786
Other long-term liabilities	54	39

Non-current liabilities	100	825

Accounts payable	29	29
Accrued expenses	96	120
Provisions	5	8

Current liabilities	130	157

Total liabilities assumed	230	982

Net assets acquired	767	5 342

The goodwill of EUR 3 673 million has been allocated to the NAVTEQ segment. The goodwill is attributable to assembled workforce and the synergies expected to arise subsequent to the acquisition including acceleration of the Group’s Internet services strategy. None of the goodwill acquired is expected to be deductible for income tax purposes.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

Symbian

On December 2, 2008, the Group completed its acquisition of 52.1% of the outstanding common stock of Symbian Ltd. As a result of this acquisition, the Group’s total ownership interest has increased from 47.9% to 100% of the outstanding common stock of Symbian. A UK-based software licensing company, Symbian developed and licensed Symbian OS, the market-leading open operating system for mobile phones. The acquisition of Symbian is a fundamental step in the establishment of the Symbian Foundation.

The Group will contribute the Symbian OS and S60 software to the Symbian Foundation for the purpose of creating a unified mobile software platform with a common UI framework. The goal of Symbian Foundation will be to extend the appeal of the platform among all partners, including developers, mobile operators, content and service providers and device manufacturers. The unified platform will promote innovation and accelerate the availability of new services and experiences for consumers and business users around the world. A full platform will be available for all Foundation members under a royalty-free license, from the Foundation’s first day of operations.

The acquisition of Symbian was achieved in stages through successive share purchases at various times from the formation of the company. Thus, the amount of goodwill arising from the acquisition has been determined via a step-by-step comparison of the cost of the individual investments in Symbian with the acquired interest in the fair values of Symbian’s identifiable net assets at each stage. Revaluation of the Group’s previously held interests in Symbian’s identifiable net assets is recognized as a revaluation surplus in equity. Application of the equity method has been reversed such that the carrying amount of the Group’s previously held interests in Symbian have been adjusted to cost. The Group’s share of changes in Symbian’s equity balances after each stage is included in equity.

The total cost of the acquisition was EUR 641 million consisting of cash paid of EUR 435 million, costs directly attributable to the acquisition of EUR 6 million and investments in Symbian from previous share purchases of EUR 200 million.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Carrying Amount	Fair Value
	EURm	EURm

Goodwill	—	470
Intangible assets subject to amortization:
Developed technology	5	41
Customer relationships	—	11
License to use trade name and trademark	—	3

	5	55
Property, plant & equipment	33	31
Deferred tax assets	7	19

Non-current assets	45	105

Accounts receivable	20	20
Prepaid expenses and accrued income	43	43
Bank and cash	147	147

Current Assets	210	210

Total assets acquired	255	785

Deferred tax liabilities	—	17
Financial liabilities	—	20
Accounts payable	5	5
Accrued expenses.	48	53

Total liabilities assumed	53	95

Net assets acquired	202	690

Revaluation of previously held interests in Symbian		22
Nokia share of changes in Symbian’s equity after each stage of the acquisition		27

Cost of the business combination		641

The goodwill of EUR 470 million has been allocated to the Devices & Services segment. The goodwill is attributable to assembled workforce and the significant benefits that the Group expects to realise from the Symbian Foundation. None of the goodwill acquired is expected to be deductible for income tax purposes.

The contribution of the Symbian OS and S60 software to the Symbian Foundation has been accounted for as a retirement. Thus, the Group has recognized a loss on retirement of EUR 165 million consisting of EUR 55 million of Symbian identifiable intangible assets and EUR 110 million value of capitalized S60 development costs.

For NAVTEQ and Symbian, the Group has included net losses of EUR 155 million and EUR 52 million, respectively, in the consolidated profit and loss. The following table depicts pro forma net sales and net profit of the combined entity as though the acquisition of NAVTEQ and Symbian had occurred on January 1, 2008:

Pro forma (unaudited)	2008
EURm

Net sales	51 063
Net profit	4 080

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

During 2008, the Group completed five additional acquisitions. The total purchase consideration paid and goodwill arising from the acquisition amounted to EUR 514 million and EUR 339 million, respectively:

•	Trolltech ASA, based in Oslo, Norway, is a recognized software provider with world-class software development platforms and frameworks. The Group acquired a 100% ownership interest in Trolltech ASA on June 6, 2008.

•	Oz Communications Inc., headquartered in Monteal, Canada, is a leading consumer mobile messaging solution provider delivering access to popular instant messaging and email services on consumer mobile devices. The Group acquired a 100% ownership interest in Oz Communications Inc. on November 4, 2008.

•	Atrica, based in Santa Clara, California, is one of the leading providers of Carrier Ethernet solutions for Metropolitan Area Networks. Nokia Siemens Networks acquired a 100% ownership interest in Atrica on January 7, 2008.

•	Apertio Ltd, based in Bristol, England is the leading independent provider of subscriber-centric networks for mobile, fixed and converged telecommunications operators. Nokia Siemens Networks acquired a 100% ownership interest in Apertio Ltd on February 11, 2008.

•	On January 1 2008, Nokia Siemens Networks assumed control of Vivento Technical Services from Deutsche Telekom.

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

The transfer of Nokia’s networks business was treated as a partial sale to the minority shareholders of Nokia Siemens Networks. Accordingly, the Group recognized a non-taxable gain on the partial sale amounting to EUR 1 879 million. The gain was determined as the Group’s ownership interest relinquished for the difference between the fair value contributed, representing the consideration received, and book value of the net assets contributed by the Group to Nokia Siemens Networks. Upon closing of the transaction, Nokia and Siemens contributed net assets with book values amounting to EUR 1 742 million and EUR 2 385 million, respectively. The Group’s contributed networks business was valued at EUR 5 500 million. In addition, the Group incurred costs directly attributable to the acquisition of EUR 51 million.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

The table below presents the reported results of Nokia Networks prior to the formation of Nokia Siemens Networks and the reported results of Nokia Siemens Networks since inception.

	2007			2006
	January -	April -		January -	April -
Net sales, EUR million	March	December	Total	March	December	Total

Nokia Networks	1,697	*	1 697	1 699	5 754	7 453
Nokia Siemens Networks	*	11 696	11 696	N/A	N/A	N/A

Total	1 697	11 696	13 393	1 699	5 754	7 453

	2007			2006
	January -	April -		January -	April -
Operating profit, EUR million	March	December	Total	March	December	Total

Nokia Networks	78	*	78	149	659	808
Nokia Siemens Networks	*	(1 386)	(1 386)	N/A	N/A	N/A

Total	78	(1 386)	(1 308)	149	659	808

*	No results presented as Nokia Siemens Networks began operations on April 1, 2007.

It is not practicable to determine the results of the Siemens’ carrier-related operations for the three month period of January 1, 2007 through March 31, 2007 as Siemens did not report those operations separately. As a result pro forma revenues and operating profit as if the acquisition had occurred as of January 1, 2007 have not been presented.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Carrying Amount	Fair Value	Useful lives
	EURm	EURm

Intangible assets subject to amortization:
Customer relationships	—	1 290	6 years
Developed technology	—	710	4 years
License to use trade name and trademark	—	350	5 years
Capitalized development costs	143	154	3 years
Other intangible assets	47	47	3-5 years

	190	2 551
Property, plant & equipment	371	344
Deferred tax assets	111	181
Other non-current assets	153	153

Non-current assets	825	3 229

Inventories	1 010	1 138
Accounts receivable	3 135	3 087
Prepaid expenses and accrued income	870	846
Other financial assets	55	55
Bank and cash	382	382

Current Assets	5 452	5 508

Total assets acquired	6 277	8 737

Deferred tax liabilities	171	997
Long-term interest-bearing liabilities	34	34

Non-current liabilities	205	1 031

Short-term borrowings	231	213
Accounts payable	1 539	1 491
Accrued expenses	1 344	1 502
Provisions	463	397

Current liabilities	3 577	3 603

Total liabilities assumed	3 782	4 634
Minority interest	110	108

Net assets acquired	2 385	3 995

Cost of Acquisition		5 500

Goodwill		1 505
Less non-controlling interest in goodwill		753
Plus costs directly attributable to the acquisition		51

Goodwill arising on formation of Nokia Siemens Networks		803

The goodwill of EUR 803 million has been allocated to the Nokia Siemens Networks segment. The goodwill is attributable to assembled workforce and the synergies expected to arise subsequent to the acquisition. None of the goodwill acquired is expected to be deductible for income tax purposes.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

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

Acquisitions completed in 2006

On February 10, 2006, the Group completed its acquisition of all of the outstanding common stock of Intellisync Corporation. Intellisync is a leader in synchronization technology for platform-independent wireless messaging and other business applications for mobile devices. The acquisition of Intellisync was to enhance Nokia’s ability to respond to its customers and effectively put Nokia at the core of any mobility solution for businesses of all sizes.

The total cost of the acquisition was EUR 325 million consisting of EUR 319 million of cash and EUR 6 million of costs directly attributable to the acquisition.

The following table summarises the estimated fair values of the assets acquired and liabilities

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

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
—
Current liabilities	104

Total liabilities assumed	128

Net assets acquired	325

The goodwill of EUR 290 million has been allocated to the Device & Services segment. The goodwill is attributable to assembled workforce and the significant synergies expected to arise subsequent to the acquisition. None of the goodwill acquired is expected to be deductible for tax purposes.

In 2006, the Group acquired ownership interests or increased its existing ownership interests in the following three entities for total consideration of EUR 366 million, of which EUR 347 million was in cash, EUR 5 million in directly attributable costs and EUR 14 million in deferred cash consideration:

•	Nokia Telecommunications Ltd, based in BDA, Beijing, a leading mobile communications manufacturer in China. The Group acquired an additional 22% ownership interest in Nokia Telecommunications Ltd on June 30, 2006.

•	Loudeye Corporation, based in Bristol, England a global leader of digital music platforms and digital media distribution services. The Group acquired a 100% ownership interest in Loudeye Corporation on October 16, 2006.

•	gate5 AG, based in Berlin, Germany, a leading supplier of mapping, routing and navigation software and services. The Group acquired a 100% ownership interest in gate5 AG on October 15, 2006.

Goodwill and aggregate net assets acquired in these three transactions amounted to EUR 198 million and EUR 168 million, respectively. Goodwill has been allocated to the Devices & Services segment. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies. None of the goodwill recognized in these transactions is expected to be tax deductible.

Notes to the Consolidated Financial Statements (Continued)

9.	Depreciation and amortization

	2008	2007	2006
	EURm	EURm	EURm

Depreciation and amortization by function
Cost of sales	297	303	279
Research and development(1)	778	523	312
Selling and marketing(2)	368	232	9
Administrative and general	174	148	111
Other operating expenses	—	—	1

Total	1 617	1 206	712

(1)	In 2008, depreciation and amortization allocated to research and development included amortization of acquired intangible assets of EUR 351 million (EUR 136 million in 2007).

(2)	In 2008, depreciation and amortization allocated to selling and marketing included amortization of acquired intangible assets of EUR 343 million (EUR 214 million in 2007).

10.	Financial income and expenses

	2008	2007	2006
	EURm	EURm	EURm

Dividend income on available-for-sale financial investments	1	—	—
Interest income on available-for-sale financial investments	353	338	225
Interest income on loans receivables carried at amortized cost	—	1	—
Interest expense on financial liabilities carried at amortized cost	(185)	(43)	(22)
Other financial income	17	43	55
Other financial expenses	(31)	(24)	(18)
Net foreign exchange gains (or losses)
From foreign exchange derivatives designated at fair value through profit and loss account	432	37	75
From balance sheet items revaluation	(595)	(118)	(106)
Net gains (net losses) on other derivatives designated at fair value through profit and loss account	6	5	(2)

Total	(2)	239	207

During 2008, Nokia’s interest expense increased significantly due to an increase in interest-bearing liabilities mainly related to financing of the NAVTEQ acquisition. Foreign exchange gains (or losses) increased due to a higher cost of hedging and increased volatility on the foreign exchange market.

11.	Income taxes

	2008	2007	2006
	EURm	EURm	EURm

Income tax expense
Current tax	(1 514)	(2 209)	(1 303)
Deferred tax	433	687	(54)

Total	(1 081)	(1 522)	(1 357)

Finland	(604)	(1 323)	(941)
Other countries	(477)	(199)	(416)

Total	(1 081)	(1 522)	(1 357)

The differences between income tax expense computed at the statutory rate in Finland of 26% and

Notes to the Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

income taxes recognized in the consolidated income statement is reconciled as follows at December 31, 2008:

	2008	2007	2006
	EURm	EURm	EURm

Income tax expense at statutory rate	1 292	2 150	1 488
Items without tax benefit/expense	(65)	61	12
Non-taxable gain on formation of Nokia Siemens Networks(1)	—	(489)	—
Taxes for prior years	(128)	20	(24)
Taxes on foreign subsidiaries’ profits in excess of (lower than) income taxes at statutory rates	(181)	(138)	(73)
Operating losses with no current tax benefit	—	15	—
Net increase in tax provisions	2	50	(12)
Change in income tax rate(2)	(22)	(114)	—
Deferred tax liability on undistributed earnings(3)	220	(37)	(3)
Other	(37)	4	(31)

Income tax expense	1 081	1 522	1 357

(1)	See Note 8.

(2)	In 2007, the change in income tax rate decreased Group tax expense primarily due to the impact of a decrease in the German statutory tax rate on deferred tax asset balances.

(3)	The change in deferred tax liability on undistributed earnings mainly relates to changes to tax rates applicable to profit distributions.

Certain of the Group companies’ income tax returns for periods ranging from 2002 through 2008 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

Notes to the Consolidated Financial Statements (Continued)

12.	Intangible assets

	2008	2007
	EURm	EURm

Capitalized development costs
Acquisition cost January 1	1 817	1 533
Additions during the period	131	157
Acquisitions	—	154
Impairment losses	—	(27)
Retirements	(124)	—
Disposals during the period	(13)	—

Accumulated acquisition cost December 31	1 811	1 817

Accumulated amortization January 1	(1 439)	(1 282)
Retirements during the period	14	—
Disposals during the period	11	—
Amortization for the period	(153)	(157)

Accumulated amortization December 31	(1 567)	(1 439)

Net book value January 1	378	251
Net book value December 31	244	378

Notes to the Consolidated Financial Statements (Continued)

12.	Intangible assets (Continued)

	2008	2007
	EURm	EURm

Goodwill
Acquisition cost January 1	1 384	532
Translation differences	431	(30)
Acquisitions	4 482	882
Disposals during the period	(35)	—
Other changes	(5)	—

Accumulated acquisition cost December 31	6 257	1 384

Net book value January 1	1 384	532
Net book value December 31	6 257	1 384

Other intangible assets
Acquisition cost January 1	3 218	772
Translation differences	265	(20)
Additions during the period	95	102
Acquisitions	2 189	2 437
Retirements during the period	(55)	—
Disposals during the period	(214)	(73)

Accumulated acquisition cost December 31	5 498	3 218

Accumulated amortization January 1	(860)	(474)
Translation differences	(32)	11
Disposals during the period	48	73
Amortization for the period	(741)	(470)

Accumulated amortization December 31	(1 585)	(860)

Net book value January 1	2 358	298
Net book value December 31	3 913	2 358

Notes to the Consolidated Financial Statements (Continued)

12.	Intangible assets (Continued)

13.	Property, plant and equipment

	2008	2007
	EURm	EURm

Land and water areas
Acquisition cost January 1	73	78
Translation differences	(4)	(2)
Additions during the period	3	4
Acquisitions	—	5
Impairments during the period	(4)	—
Disposals during the period	(8)	(12)

Accumulated acquisition cost December 31	60	73

Net book value January 1	73	78
Net book value December 31	60	73

Buildings and constructions
Acquisition cost January 1	1 008	925
Translation differences	(9)	(15)
Additions during the period	382	97
Acquisitions	28	58
Impairments during the period	(90)	—
Disposals during the period	(45)	(57)

Accumulated acquisition cost December 31	1 274	1 008

Accumulated depreciation January 1	(239)	(230)
Translation differences	1	3
Impairments during the period	30	—
Disposals during the period	17	25
Depreciation for the period	(159)	(37)

Accumulated depreciation December 31	(350)	(239)

Net book value January 1	769	695
Net book value December 31	924	769

Machinery and equipment
Acquisition cost January 1	4 012	3 707
Translation differences	10	(42)
Additions during the period	613	448
Acquisitions	68	264
Impairments during the period	(21)	—
Disposals during the period	(499)	(365)

Accumulated acquisition cost December 31	4 183	4 012

Accumulated depreciation January 1	(3 107)	(2 966)
Translation differences	(8)	34
Impairments during the period	8	—
Disposals during the period	466	364
Depreciation for the period	(556)	(539)

Accumulated depreciation December 31	(3 197)	(3 107)

Net book value January 1	905	741
Net book value December 31	986	905

Notes to the Consolidated Financial Statements (Continued)

13.	Property, plant and equipment (Continued)

	2008	2007
	EURm	EURm

Other tangible assets
Acquisition cost January 1	20	22
Translation differences	2	(1)
Additions during the period	8	2
Disposals during the period	—	(3)

Accumulated acquisition cost December 31	30	20

Accumulated depreciation January 1	(9)	(7)
Translation differences	—	—
Disposals during the period	—	1
Depreciation for the period	(6)	(3)

Accumulated depreciation December 31	(15)	(9)

Net book value January 1	11	15
Net book value December 31	15	11

	2008	2007
	EURm	EURm

Advance payments and fixed assets under construction
Net carrying amount January 1	154	73
Translation differences	—	—
Additions	67	123
Acquisitions	26	17
Disposals	(13)	(2)
Transfers to:
Other intangible assets	(12)	(7)
Buildings and constructions	(76)	(29)
Machinery and equipment	(41)	(21)

Net carrying amount December 31	105	154

Total property, plant and equipment	2 090	1 912

Notes to the Consolidated Financial Statements (Continued)

14.	Investments in associated companies

	2008	2007
	EURm	EURm

Net carrying amount January 1	325	224
Translation differences	(19)	—
Additions	24	19
Acquisitions	—	67
Deductions(1)	(239)	(6)
Impairment	(8)	(7)
Share of results	6	44
Dividends	(6)	(12)
Other movements	13	(4)

Net carrying amount December 31	96	325

(1)	On December 2, 2008, the Group completed its acquisition of 52.1% of the outstanding common stock of Symbian Ltd, a UK-based software licensing company. As a result of this acquisition, the Group’s total ownership interest has increased from 47.9% to 100% of the outstanding common stock of Symbian. See Note 8.

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

15.	Available-for-sale investments

Available-for-sale investments included the following:

	2008		2007
	Current	Non-current	Current	Non-current
	EURm	EURm	EURm	EURm

Fixed income and money-market investments carried at fair value	5 114	38	9 628	—
Available for sale investments in publicly quoted equity shares	—	8	—	10
Other available for sale investments carried at fair value	—	225	—	184
Other available for sale investments carried at cost less impairment	—	241	—	147

	5 114	512	9 628	341

The current fixed income and money market investments, carried at fair value, included available for sale liquid assets of EUR 1 272 million (EUR 4 903 million in 2007) and cash equivalents of EUR 3 842 million (EUR 4 725 million in 2007). See Note 35 for details of fixed income and money market investments.

Notes to the Consolidated Financial Statements (Continued)

16.	Long-term loans receivable

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	EURm	EURm	EURm	EURm

Long-term loans receivables carried at amortized cost	27	24	10	10

The long-term loans receivable mainly consist of loans made to suppliers and to customers principally to support their financing of network infrastructure and services or working capital. Fair value is estimated based on the current market values of similar instruments. See Note 35 for long-term and short-term portion and related maturities.

17.	Inventories

	2008	2007
	EURm	EURm

Raw materials, supplies and other	519	591
Work in progress	744	1 060
Finished goods	1 270	1 225

Total	2 533	2 876

18.	Prepaid expenses and accrued income

Prepaid expenses and accrued income totalled EUR 4 538 million in 2008 (EUR 3 070 million in 2007). In 2008, Nokia and Qualcomm entered into a new 15-year-agreement, under the terms of which Nokia has been granted a license to all Qualcomm’s patents for use in Nokia mobile devices and Nokia Siemens Networks infrastructure equipment. The financial structure of the agreement included an up-front payment of EUR 1.7 billion, which is to be amortized over the contract period and on-going royalties payable to Qualcomm. The remaining balance of EUR 1.3 billion of the up-front payment is included in Prepaid expenses. As part of the licence agreement Nokia also assigned ownership of a number of patents to Qualcomm. These patents were valued using the income approach based on projected cash flows, on a discounted basis, over the assigned patents’ estimated useful life. Based on the valuation and underlying assumptions Nokia determined that the fair value of these patents was not material.

Prepaid expenses and accrued income primarily consists of VAT and other tax receivables. Prepaid expenses and accrued income also include prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.

Notes to the Consolidated Financial Statements (Continued)

19.	Valuation and qualifying accounts

	Balance at	Charged to			Balance
	beginning	cost and			at end
Allowances on assets to which they apply:	of year	expenses	Deductions(1)	Acquisitions	of year
	EURm	EURm	EURm	EURm	EURm

2008
Allowance for doubtful accounts	332	224	(141)		415
Excess and obsolete inventory	417	151	(221)	1	348

2007
Allowance for doubtful accounts	212	38	(72)	154	332
Excess and obsolete inventory	218	145	(202)	256	417

2006
Allowance for doubtful accounts	281	70	(139)		212
Excess and obsolete inventory	176	353	(311)		218

(1)	Deductions include utilization and releases of the allowances.

Notes to the Consolidated Financial Statements (Continued)

20.	Fair value and other reserves

	Hedging reserve, EURm			Available-for-sale investments, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Balance at December 31, 2005	(163)	42	(121)	(56)	1	(55)	(219)	43	(176)

Cash flow hedges:
Net fair value gains/(losses)	61	(16)	45	—	—	—	61	(16)	45
Transfer of (gains)/losses to profit and loss account as adjustment to Net Sales	(243)	68	(175)	—	—	—	(243)	68	(175)
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of Sales	414	(113)	301	—	—	—	414	(113)	301

Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	(42)	1	(41)	(42)	1	(41)
Transfer to profit and loss account on impairment	—	—	—	18	—	18	18	—	18
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	14	—	14	14	—	14

Balance at December 31, 2006	69	(19)	50	(66)	2	(64)	3	(17)	(14)

Cash flow hedges:
Net fair value gains/(losses)	29	(7)	22	—	—	—	29	(7)	22
Transfer of (gains)/losses to profit and loss account as adjustment to Net Sales	(687)	186	(501)	—	—	—	(687)	186	(501)
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of Sales	643	(175)	468	—	—	—	643	(175)	468

Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	32	(1)	31	32	(1)	31
Transfer to profit and loss account on impairment	—	—	—	29	—	29	29	—	29
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	(12)	—	(12)	(12)	—	(12)

Balance at December 31, 2007	54	(15)	39	(17)	1	(16)	37	(14)	23

Notes to the Consolidated Financial Statements (Continued)

20.	Fair value and other reserves (Continued)

	Hedging reserve, EURm			Available-for-sale investments, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Cash flow hedges:
Net fair value gains/(losses)	312	(73)	239	—	—	—	312	(73)	239
Transfer of (gains)/losses to profit and loss account as adjustment to Net Sales	(507)	144	(363)	—	—	—	(507)	144	(363)
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of Sales	118	(44)	74	—	—	—	118	(44)	74
Transfer of (gains)/losses as a basis adjustment to assets and liabilities	124	(32)	92	—	—	—	124	(32)	92

Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	(26)	8	(18)	(26)	8	(18)
Transfer to profit and loss account on impairment	—	—	—	1	—	1	1	—	1
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	13	1	14	13	1	14

Balance at December 31, 2008	101	(20)	81	(29)	10	(19)	72	(10)	62

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

The Group continuously reviews the underlying cash flows and the hedges to ensure that the amounts transferred to the fair value reserves during the year ended December 31, 2008 and 2007 do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur.

All of the net fair value gains or losses recorded in the fair value and other reserve at December 31, 2008 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to approximately 1 year from the balance sheet date.

21.	The shares of the Parent Company

Nokia shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at General Meetings of Nokia.

On December 31, 2008, the share capital of Nokia Corporation was EUR 245 896 461.96 and the total number of shares issued was 3 800 948 552.

Notes to the Consolidated Financial Statements (Continued)

21.	The shares of the Parent Company (Continued)

On December 31, 2008, the total number of shares included 103 076 379 shares owned by Group companies representing approximately 2.7% of the share capital and the total voting rights.

Under the the Articles of Association of Nokia, Nokia Corporation does not have minimum or maximum share capital or a par value of a share.

Authorizations

Authorization to increase the share capital

At the Annual General Meeting held on May 3, 2007, Nokia shareholders authorized the Board of Directors to issue a maximum of 800 000 000 new shares through one or more issues of shares or special rights entitling to shares, including stock options. The Board of Directors may issue either new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights, including to whom the shares and the special rights may be issued. The authorization is effective until June 30, 2010.

At the end of 2008, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on May 3, 2007, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 380 million Nokia shares. In 2008, Nokia repurchased 86 300 000 Nokia shares on the basis of this authorization. The authorization expired on May 8, 2008.

At the Annual General Meeting held on May 8, 2008, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 370 million Nokia shares by using funds in the unrestricted shareholders’ equity. The amount of shares corresponds to less than 10% of all shares of the company. In 2008, Nokia repurchased a total of 71 090 000 shares under this buy-back authorization, as a result of which the unused authorization amounted to 298 910 000 shares on December 31, 2008. The shares may be repurchased under the buy-back authorization in order to develop the capital structure of the company, which includes carrying out the company’s stock repurchase plan. In addition, shares may be repurchased in order, to finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. This authorization is effective until June 30, 2009.

Authorizations proposed to the Annual General Meeting 2009

The Board of Directors will propose to the Annual General Meeting to be held on April 23, 2009 that the Annual General Meeting would authorize the Board of Directors to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. The proposed amount of shares corresponds to less than 10% of all shares of the company. The authorization is effective until June 30, 2010 and it is proposed to terminate the corresponding authorization resolved by the Annual General Meeting on May 8, 2008.

22.	Share-based payment

The Group has several equity-based incentive programs for employees. The programs include performance share plans, stock option plans and restricted share plans. Both executives and employees participate in these programs.

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

The equity-based incentive grants are generally conditional upon continued employment as well as fulfillment of such performance, service and other conditions, as determined in the relevant plan rules.

The share-based compensation expense for all equity-based incentive awards amounted to EUR 74 million in 2008 (EUR 228 million in 2007 and EUR 196 million in 2006).

Stock options

Nokia’s global stock option plans in effect for 2008, including their terms and conditions, were approved by the Annual General Meeting in the year when each plan was launched, i.e. in 2003, 2005 and 2007.

Each stock option entitles the holder to subscribe for one new Nokia share. The stock options are non-transferable. All of the stock options have a vesting schedule with 25% of the options vesting one year after grant and 6.25% each quarter thereafter. The stock options granted under the plans generally have a term of five years.

The exercise price of the stock options is determined at the time of grant on a quarterly basis. The exercise prices are determined in accordance with a pre-agreed schedule quarterly after the release of Nokia’s periodic financial results and are based on the trade volume weighted average price of a Nokia share on NASDAQ OMX Helsinki during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any short term fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have right to amend the above-described determination of the exercise price.

The stock option exercises are settled with newly issued Nokia shares which entitle the holder to a dividend for the financial year in which the subscription occurs. Other shareholder rights commence on the date on which the shares subscribed for are registered with the Finnish Trade Register.

Pursuant to the stock options issued, an aggregate maximum number of 23 113 218 new Nokia shares may be subscribed for, representing 0.6% of the total number of votes at December 31, 2008. During 2008 exercise of 3 546 508 options resulted in issuance of 3 546 508 new shares. The exercises of stock options have resulted in an increase of the share capital of the parent company until May 3, 2007. After that date the exercises of stock options have no longer resulted in an increase of the share capital as thereafter all share subsctiption prices are recorded in the fund for invested non-restricted equity as per a resolution by the Annual General Meeting.

There were no stock options outstanding as of December 31, 2008, which upon exercise would result in an increase of the share capital of the parent company.

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

The table below sets forth certain information relating to the stock options outstanding at December 31, 2008.

				Vesting status
				(as percentage of
	Stock options	Number of		total number of				Exercise price/
Plan	outstanding	participants	Option (sub)	stock options	Exercise period			share
(year of launch)	2008	(approx.)	category	outstanding)	First vest date	Last vest date	Expiry date	EUR

2003(1)	3 217 206	3 000	2003 2Q	Expired	July 1, 2004	July 2, 2007	December 31, 2008	14.95

			2003 3Q	Expired	October 1, 2004	October 1, 2007	December 31, 2008	12.71

			2003 4Q	Expired	January 3, 2005	January 2, 2008	December 31, 2008	15.05

			2004 2Q	100.00	July 1, 2005	July 1, 2008	December 31, 2009	11.79

			2004 3Q	100.00	October 3, 2005	October 1, 2008	December 31, 2009	9.44

			2004 4Q	93.75	January 2, 2006	January 2, 2009	December 31, 2009	12.35

2005(1)	13 277 078	8 000	2005 2Q	81.25	July 1, 2006	July 1, 2009	December 31, 2010	12.79

			2005 3Q	75.00	October 1, 2006	October 1, 2009	December 31, 2010	13.09

			2005 4Q	68.75	January 1, 2007	January 1, 2010	December 31, 2010	14.48

			2006 1Q	62.50	April 1, 2007	April 1, 2010	December 31, 2011	14.99

			2006 2Q	56.25	July 1, 2007	July 1, 2010	December 31, 2011	18.02

			2006 3Q	50.00	October 1, 2007	October 1, 2010	December 31, 2011	15.37

			2006 4Q	43.75	January 1, 2008	January 1, 2011	December 31, 2011	15.38

			2007 1Q	37.50	April 1, 2008	April 1, 2011	December 31, 2011	17.00

2007(1)	6 618 934	6 000	2007 2Q	31.25	July 1, 2008	July 1, 2011	December 31, 2012	18.39

			2007 3Q	25.00	October 1, 2008	October 1, 2011	December 31, 2012	21.86

			2007 4Q	—	January 1, 2009	January 1, 2012	December 31, 2012	27.53

			2008 1Q	—	April 1, 2009	April 1, 2012	December 31, 2013	24.15

			2008 2Q	—	July 1, 2009	July 1, 2012	December 31, 2013	19.16

			2008 3Q	—	October 1, 2009	October 1, 2012	December 31, 2013	17.80

			2008 4Q	—	January 1, 2010	January 1, 2013	December 31, 2013	12.43

(1)	The Group’s current global stock option plans have a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years.

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

Total stock options outstanding as at December 31, 2008(1)

		Weighted average	Weighted
		exercise price	average share
	Number of shares	EUR(2)	price EUR(2)

Shares under option at January 1, 2006	145 731 886	22.97
Granted	11 421 939	16.79
Exercised	3 302 437	13.71	16.70
Forfeited	2 888 474	15.11
Expired	57 677 685	33.44
Shares under option at December 31, 2006	93 285 229	16.28
Granted	3 211 965	18.48
Exercised	57 776 205	16.99	21.75
Forfeited	1 992 666	15.13
Expired	1 161 096	17.83
Shares under option at December 31, 2007	35 567 227	15.28
Granted	3 767 163	17.44
Exercised	3 657 985	14.21	22.15
Forfeited	783 557	16.31
Expired	11 078 983	14.96
Shares under option at December 31, 2008	23 813 865	15.89
Options exercisable at December 31, 2005 (shares)	112 095 407	25.33
Options exercisable at December 31, 2006 (shares)	69 721 916	16.65
Options exercisable at December 31, 2007 (shares)	21 535 000	14.66
Options exercisable at December 31, 2008 (shares)	12 895 057	14.77

(1)	Includes also stock options granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The weighted average exercise price and the weighted average share price do not incorporate the effect of transferable stock option exercises by option holders not employed by the Group.

The weighted average grant date fair value of stock options granted was EUR 3.92 in 2008, EUR 3.24 in 2007, and EUR 3.31 in 2006.

The options outstanding by range of exercise price at December 31, 2008 are as follows:

Options outstanding
		Weighted average	Weighted
		remaining	average
		contractual life	exercise
Exercise prices EUR	Number of shares	in years	price EUR

2.15-12.43	4 555 378	1.78	11.50
12.79-15.38	5 556 538	2.06	13.00
17.00-18.39	10 605 500	3.28	18.11
19.16-31.03	3 096 449	4.43	19.93

	23 813 865

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

Nokia calculates the fair value of stock options using the Black Scholes model. The fair value of the stock options is estimated at the grant date using the following assumptions:

	2008	2007	2006

Weighted average expected dividend yield	3.20%	2.30%	2.08%
Weighted average expected volatility	39.92%	25.24%	24.09%
Risk-free interest rate	3.15% - 4.58%	3.79% - 4.19%	2.86% - 3.75%
Weighted average risk-free interest rate	3.65%	4.09%	3.62%
Expected life (years)	3.55	3.59	3.60
Weighted average share price, EUR	16.97	18.49	17.84

Expected term of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option plans.

Expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility.

Performance shares

The Group has granted performance shares under the global 2004, 2005, 2006, 2007 and 2008 plans, each of which, including its terms and conditions, has been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required, when the plans are settled by using the Nokia newly issued shares or treasury shares. The Group may also settle the plans by using cash instead of shares.

The performance shares represent a commitment by the Group to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No performance shares will vest unless the Group’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the Group’s average annual net sales growth for the performance period of the plan and earnings per share (“EPS”) at the end of the performance period.

The 2004 and 2005 plans have a four-year performance period with a two-year interim measurement period. The 2006, 2007 and 2008 plans have a three-year performance period with no interim payout. The shares vest after the respective interim measurement period and/or the performance period. The shares will be delivered to the participants as soon as practicable after they vest. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with the performance shares.

The following table summarizes our global performance share plans.

	Performance	Number of	Interim
	shares outstanding	participants	measurement	Performance	1st (interim)	2nd (final)
Plan	at threshold(1)(2)	(approx.)	period	period	settlement	settlement

2004	0	10 000	2004-2005	2004-2007	2006	2008
2005	3 604 623	11 000	2005-2006	2005-2008	2007	2009
2006	0	12 000	N/A	2006-2008	N/A	2009
2007	1 997 416	5 000	N/A	2007-2009	N/A	2010
2008	2 431 132	6 000	N/A	2008-2010	N/A	2011

(1)	Shares under performance share plan 2006 vested on December 31, 2008 and are therefore not included in the outstanding numbers.

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

(2)	Does not include 2 048 outstanding performance shares with deferred delivery due to leave of absence.

The following table sets forth the performance criteria of each global performance share plan.

		Threshold Performance		Maximum Performance
			Average Annual		Average Annual
Plan		EPS(1)	Net Sales Growth(1)	EPS(1)	Net Sales Growth(1)

		EUR		EUR
2004	Interim measurement	0.80	4%	0.94	16%
	Performance period	0.84	8%	1.18	20%
2005	Interim measurement	0.75	3%	0.96	12%
	Performance period	0.82	8%	1.33	17%
2006	Performance period	0.96	11%	1.41	26%
2007	Performance period	1.26	9.5%	1.86	20%
2008	Performance period	1.72	4%	2.76	16%

(1)	Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%.

Performance Shares Outstanding as at December 31, 2008(1)

	Number of	Weighted
	performance	average grant
	shares at	date fair value
	threshold	EUR(2)

Performance shares at January 1, 2006	8 042 817
Granted	5 140 736	14.83
Forfeited	569 164
Performance shares at December 31, 2006(3)	12 614 389
Granted	2 163 901	19.96
Forfeited	1 001 332
Vested(4)	222 400
Performance shares at December 31, 2007(5)	13 554 558
Granted	2 463 033	13.35
Forfeited	690 909
Vested(3)(4)(6)	7 291 463
Performance shares at December 31, 2008	8 035 219

(1)	Includes also performance shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of performance shares is estimated based on the grant date market price of the Company’s share less the present value of dividends expected to be paid during the vesting period.

(3)	Based on the performance of the Group during the Interim Measurement Period 2004-2005, under the 2004 Performance Share Plan, both performance criteria were met. Hence, 3 595 339 Nokia shares equalling the threshold number were delivered in 2006.

The performance shares related to the interim settlement of the 2004 Performance Share Plan are included in the number of performance shares outstanding at December 31, 2006 as these performance shares were outstanding until the final settlement in 2008. The final payout, in 2008, was adjusted by the shares delivered based on the Interim Measurement Period.

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

(4)	Includes also performance shares vested under other than global equity plans.

(5)	Based on the performance of the Group during the Interim Measurement Period 2005-2006, under the 2005 Performance Share Plan, both performance criteria were met. Hence, 3 980 572 Nokia shares equalling the threshold number were delivered in 2007. The performance shares related to the interim settlement of the 2005 Performance Share Plan are included in the number of performance shares outstanding at December 31, 2007 as these performance shares will remain outstanding until the final settlement in 2009. The final payout, in 2009, if any, will be adjusted by the shares delivered based on the Interim Measurement Period.

(6)	Includes performance shares under Performance Share Plan 2006 that vested on December 31, 2008.

Based on the performance of the Group during the Performance Period 2005-2008, under the 2005 Performance Share Plan and during the Performance Period 2006-2008 under the Performance Share Plan 2006, both threshold performance criteria were exceeded. The shares under Performance Share Plan 2005 will vest as of the date of the Annual General Meeting on April 23, 2009 and the shares under Performance Share Plan 2006 have vested December 31, 2008. Hence 16 million Nokia shares are expected to be delivered in 2009.

Restricted shares

The Group has granted restricted shares under global plans to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is Nokia’s philosophy that restricted shares will be used only for key management positions and other critical resources. The outstanding global restricted share plans, including their terms and conditions, have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required, when the plans are settled by using Nokia newly issued shares or treasury shares. The Group may also settle the plans by using cash instead of shares.

All of our restricted share plans have a restriction period of three years after grant, after which period the granted shares will vest. Once the shares vest, they will be delivered to the participants. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares.

Restricted Shares Outstanding as at December 31, 2008(1)

Weighted
	Number of	average grant
	Restricted	date fair value
	Shares	EUR(2)

Restricted Shares at January 1, 2006	5 185 676
Granted	1 669 050	14.71
Forfeited	455 100
Vested	334 750
Restricted Shares at December 31, 2006	6 064 876
Granted	1 749 433	24.37
Forfeited	297 900
Vested	1 521 080
Restricted Shares at December 31, 2007	5 995 329
Granted(3)	4 799 543	13.89
Forfeited	358 747
Vested	2 386 728
Restricted Shares at December 31, 2008	8 049 397

Notes to the Consolidated Financial Statements (Continued)

22.	Share-based payment (Continued)

(1)	Includes also restricted shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of restricted shares is estimated based on the grant date market price of the Company’s share less the present value of dividends expected to be paid during the vesting period.

(3)	Includes grants assumed under “NAVTEQ Plan” (as defined below).

Other equity plans for employees

In addition to the global equity plans described above, the Group has minor equity plans for Nokia acquired businesses or employees in the United States or Canada which do not result in an increase in the share capital of Nokia. These plans are settled by using Nokia shares or ADSs acquired from the market. When treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium.

On basis of these plans the Group had 0.7 million stock options outstanding on December 31, 2008. The average exercise price is USD 22.89.

In connection with our July 10, 2008 acquisition of NAVTEQ, the Group assumed Navteq’s 2001 Stock Incentive Plan (“NAVTEQ Plan”). All unvested NAVTEQ restricted stock units under the NAVTEQ Plan were converted to an equivalent number of restricted stock units entitling their holders to Nokia shares. The maximum number of Nokia shares to be delivered to NAVTEQ employees during the years 2008 — 2012 is approximately 3 million. The Group does not intend to make further awards under the NAVTEQ Plan.

23.	Long-term interest-bearing liabilities

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	EURm	EURm	EURm	EURm

Long-term interest-bearing liabilities carried at amortized cost	861	855	203	203

Fair value is estimated based on the current market values of similar instruments.

Notes to the Consolidated Financial Statements (Continued)

24.	Deferred taxes

	2008	2007
	EURm	EURm

Deferred tax assets:
Intercompany profit in inventory	144	87
Tax losses carried forward	293	314
Warranty provision	117	132
Other provisions	371	292
Depreciation differences and untaxed reserves	691	367
Share-based compensation	68	227
Other temporary differences	279	134

Total deferred tax assets	1 963	1 553

Deferred tax liabilities:
Depreciation differences and untaxed reserves	(286)	(165)
Fair value gains/losses	(62)	(40)
Undistributed earnings	(242)	(31)
Other temporary differences(1)	(1 197)	(727)

Total deferred tax liabilities	(1 787)	(963)

Net deferred tax asset	176	590

The tax charged to shareholders’ equity is as follows:
Fair value and other reserves, fair value gains/losses and excess tax benefit on share-based compensation	(106)	133

(1)	In 2008, other temporary differences included a deferred tax liability of EUR 1 140 million arising from purchase price allocation related to Nokia Siemens Networks and NAVTEQ. In 2007, other temporary differences included a deferred tax liability of EUR 563 million arising from purchase price allocation related to Nokia Siemens Networks.

At December 31, 2008 the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 1 013 million (EUR 1 403 million in 2007), most of which will expire within 20 years.

At December 31, 2008 the Group had loss carry forwards of EUR 102 million (EUR 242 million in 2007) for which no deferred tax asset was recognized due to uncertainty of utilization of these loss carry forwards. These loss carry forwards will expire in years ranging from 2009 through 2013.

At December 31, 2008 the Group had undistributed earnings of EUR 274 million (EUR 315 million in 2007), for which no deferred tax liability was recognized as these earnings are considered permanently invested.

25.	Accrued expenses

	2008	2007
	EURm	EURm

Social security, VAT and other taxes	1 700	2 024
Wages and salaries	665	865
Advance payments	532	503
Other	4 126	3 722

Total	7 023	7 114

Notes to the Consolidated Financial Statements (Continued)

25.	Accrued expenses (Continued)

Other operating expense accruals include dererred service revenue, accrued discounts, royalties and marketing expenses as well as various amounts which are individually insignificant.

26.	Derivative financial instruments

	2008		2008
	Assets		Liabilities
	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	80	1 045	(14)	472
Currency options bought	30	724	—	—
Currency options sold	—	—	(44)	768
Cash flow hedges:
Forward foreign exchange contracts	562	14 577	(445)	11 792
Currency options bought	—	—	—	—
Currency options sold	—	—	—	—
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	322	7 817	(416)	7 370
Currency options bought	6	201	—	—
Currency options sold	—	—	(5)	186
Interest rate futures	6	21	—	—
Interest rate swaps	7	618	—	—
Cash settled equity options bought(3)	1	25	—	—
Cash settled equity options sold(3)	—	—	—	(13)

	1 014	25 028	(924)	20 575

Notes to the Consolidated Financial Statements (Continued)

26.	Derivative financial instruments (Continued)

	2007		2007
	Assets		Liabilities
	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	22	1 264	(6)	393
Currency options bought	—	51	—	—
Currency options sold	—	—	—	—
Cash flow hedges:
Forward foreign exchange contracts	89	15 718	(64)	12 062
Currency options bought	20	7 618	—	—
Currency options sold			(25)	6 872
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	22	2 831	(49)	4 456
Currency options bought	4	1 530	—	—
Currency options sold	—	—	—	—
Interest rate futures	6	39	—	—
Interest rate swaps	—	43	—	—
Cash settled equity options bought(3)	41	63	—	—
Cash settled equity options sold(3)	—	—	(23)	40

	204	29 157	(167)	23 823

(1)	The fair value of derivative financial instruments is included on the asset side under heading Other financial assets and on the liability side under Other financial liabilities.

(2)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(3)	Cash settled equity options are used to hedge risk relating to employee incentive programs and investment activities.

Notes to the Consolidated Financial Statements (Continued)

27.	Provisions

			IPR
	Warranty	Restructuring	infringements	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm	EURm

At January 1, 2007	1 198	65	284	402	437	2 386
Exchange differences	(10)	—	—	—	—	(10)
Acquisitions	263	—	—	—	134	397
Additional provisions	1 127	744	345	59	548	2 823
Change in fair value	—	—	—	—	16	16
Changes in estimates	(126)	(53)	(47)	(9)	(216)	(451)

Charged to profit and loss account	1 001	691	298	50	348	2 388

Utilized during year	(963)	(139)	(37)	—	(305)	(1 444)

At December 31, 2007	1 489	617	545	452	614	3 717

			IPR
	Warranty	Restructuring	infringements	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm	EURm

At January 1, 2008	1 489	617	545	452	614	3 717
Exchange differences	(16)	—	—	—	—	(16)
Acquisitions	1	—	3	6	2	12
Additional provisions	1 211	533	266	47	1 136	3 193
Change in fair value	—	—	—	—	(7)	(7)
Changes in estimates	(240)	(211)	(92)	(45)	(185)	(773)

Charged to profit and loss account	971	322	174	2	944	2 413

Utilized during year	(1 070)	(583)	(379)	—	(502)	(2 534)

At December 31, 2008	1 375	356	343	460	1 058	3 592

	2008	2007
	EURm	EURm

Analysis of total provisions at December 31:
Non-current	978	1 323
Current	2 614	2 394

Outflows for the warranty provision are generally expected to occur within the next 18 months. Timing of outflows related to tax provisions is inherently uncertain.

The restructuring provision is mainly related to restructuring activities in Devices & Services and Nokia Siemens Networks segments. The majority of outflows related to the restructuring is expected to occur during 2009.

In conjunction with the Group’s decision to discontinue the production of mobile devices in Germany, a restructuring provision of EUR 259 million was recognized. Devices & Services also recognized EUR 52 million charges related to other restructuring activities.

Restructuring and other associated expenses incurred in Nokia Siemens Networks in 2008 totaled EUR 646 million (EUR 1 110 million in 2007) including mainly personnel related expenses as well as expenses arising from the elimination of overlapping functions, and the realignment of product portfolio and related replacement of discontinued products in customer sites. These expenses

Notes to the Consolidated Financial Statements (Continued)

27.	Provisions (Continued)

included EUR 402 million (EUR 318 million in 2007) impacting gross profit, EUR 46 million (EUR 439 million in 2007) research and development expenses, EUR 14 million of reversal of provision (EUR 149 million expenses in 2007) in selling and marketing expenses, EUR 163 million (EUR 146 million in 2007) administrative expenses and EUR 49 million (EUR 58 million in 2007) other operating expenses. EUR 790 million was paid during 2008 (EUR 254 million during 2007).

The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods. In 2008, EUR 379 million usage of the provisions mainly relates to the settlements with Qualcomm, Eastman Kodak, Intertrust Technologies and ContentGuard.

Other provisions include provisions for non-cancelable purchase commitments, provision for pension and other social costs on share-based awards and provision for losses on projects in progress.

28.	Earnings per share

	2008	2007	2006

Numerator/EURm
Basic/Diluted:
Profit attributable to equity holders of the parent	3 988	7 205	4 306

Denominator/1000 shares
Basic:
Weighted average shares	3 743 622	3 885 408	4 062 833
Effect of dilutive securities:
Performance shares	25 997	26 304	17 264
Restricted shares	6 543	3 693	3 601
Stock options	4 201	16 603	2 831

	36 741	46 600	23 696
Diluted:
Adjusted weighted average shares and assumed conversions	3 780 363	3 932 008	4 086 529

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

Performance shares, restricted shares and stock options equivalent to 11 million shares were excluded from the calculation of diluted earnings per share in 2008 as they were determined to be anti-dilutive. In 2007 and 2006, no shares were considered anti-dilutive.

Notes to the Consolidated Financial Statements (Continued)

29.	Commitments and contingencies

	2008	2007
	EURm	EURm

Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	11	29
Contingent liabilities on behalf of Group companies
Other guarantees	2 896	2 563
Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	2	130
Other guarantees	1	1
Financing commitments
Customer finance commitments(1)	197	270
Venture fund commitments(2)	467	251

(1)	See also note 35 b).

(2)	See also note 35 a).

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2008 (EUR 18 million in 2007).

Assets pledged for the Group’s own commitments include available-for-sale investments of EUR 10 million in 2008 (EUR 10 million in 2007).

Other guarantees include guarantees of EUR 2 682 million in 2008 (EUR 2 429 million in 2007) provided to certain Nokia Siemens Networks’ customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of non-performance by Nokia.

Guarantees for loans and other financial commitments on behalf of other companies were EUR 2 million in 2008 (EUR 130 million in 2007). The amount of 2007 represents guarantees relating to payment by certain Nokia Siemens Networks’ customers and other third parties under specified loan facilities between such a customer and other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer.

Financing commitments of EUR 197 million in 2008 (EUR 270 million in 2007) are available under loan facilities negotiated mainly with Nokia Siemens Networks’ customers. Availability of the amounts is dependent upon the borrower’s continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.

Venture fund commitments of EUR 467 million in 2008 (EUR 251 million in 2007) are financing commitments to a number of funds making technology related investments. As a limited partner in these funds Nokia is committed to capital contributions and also entitled to cash distributions according to respective partnership agreements.

Notes to the Consolidated Financial Statements (Continued)

29.	Commitments and contingencies (Continued)

The Group is party to routine litigation incidental to the normal conduct of business, including, but not limited to, several claims, suits and actions both initiated by third parties and initiated by Nokia relating to infringements of patents, violations of licensing arrangements and other intellectual property related matters, as well as actions with respect to products, contracts and securities. In the opinion of the management the outcome of and liabilities in excess of what has been provided for relating to these or other proceedings, in aggregate, are not likely to be material to the financial condition or result of operations.

Nokia’s payment obligations under the subscriber unit cross-license agreements signed in 1992 and 2001 with Qualcomm Incorporated (“Qualcomm”) expired on April 9, 2007. The parties entered into negotiations for a new license agreement with the intention of reaching a mutually acceptable agreement on a timely basis. Prior to the commencement of negotiations and as negotiations proceeded, Nokia and Qualcomm were engaged in numerous legal disputes in the United States, Europe and China. On July 24, 2008, Nokia and Qualcomm entered into a new license agreement covering various current and future standards and other technologies, and resulting in a settlement of all litigation between the companies. Under the terms of the 15 year agreement covering various standards and other technologies, Nokia has been granted a license under all Qualcomm’s patents for use in Nokia’s mobile devices and Nokia Siemens Networks infrastructure equipment, and Nokia has agreed not to use any of its patents directly against Qualcomm. The financial terms included a one-time lump-sum cash payment of EUR 1.7 billion made by Nokia to Qualcomm in the fourth quarter of 2008 and on-going royalty payments to Qualcomm. The lump-sum payment made to Qualcomm will be expensed over the term of the agreement. Nokia also agreed to assign ownership of a number of patents to Qualcomm.

As of December 31, 2008, the Group had purchase commitments of EUR 2 351 million (EUR 2 610 million in 2007) relating to inventory purchase obligations, service agreements and outsourcing arrangements, primarily for purchases in 2009.

30. Leasing contracts

The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

Operating
leases

Leasing payments, EURm
2009	315
2010	243
2011	179
2012	127
2013	98
Thereafter	194

Total	1 156

Rental expense amounted to EUR 418 million in 2008 (EUR 328 million in 2007 and EUR 285 million in 2006).

31.	Related party transactions

Nokia Pension Foundation is a separate legal entity that managed and held in trust the assets for the

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

Group’s Finnish employee benefit plans before the assets were transferred to two third-party insurance companies. Foundation’s assets do not include Nokia shares. The Group recorded net rental expense of EUR 0 million in 2008 (EUR 0 million in 2007 and EUR 2 million in 2006) pertaining to a sale-leaseback transaction with the Nokia Pension Foundation involving certain buildings and a lease of the underlying land.

At December 31, 2008, the Group had borrowings amounting to EUR 69 million (EUR 69 million in 2007) from Nokia Unterstützungskasse GmbH, the Group’s German pension fund, which is a separate legal entity. The loan bears interest at 6% annum and its duration is pending until further notice by the loan counterparts who have the right to terminate the loan with a 90 day notice period.

There were no loans granted to the members of the Group Executive Board and Board of Directors at December 31, 2008, 2007 or 2006.

	2008	2007	2006
	EURm	EURm	EURm

Transactions with associated companies
Share of results of associated companies	6	44	28
Dividend income	6	12	1
Share of shareholders’ equity of associated companies	21	158	61
Sales to associated companies	59	82	—
Purchases from associated companies	162	125	—
Receivables from associated companies	29	61	—
Liabilities to associated companies	8	69	14

Management compensation

The following table sets forth the salary and cash incentive information awarded and paid or payable by the company to the Chief Executive Officer and President of Nokia Corporation for fiscal years 2006-2008 as well as the share-based compensation expense relating to equity-based awards, expensed by the company.

	2008			2007			2006
		Cash	Share-based		Cash	Share-based		Cash	Share-based
	Base	incentive	compensation	Base	incentive	compensation	Base	incentive	compensation
	salary	payments	Expense	salary	payments	expense	salary	payments	expense
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Olli-Pekka Kallasvuo President and CEO(1)	1 144 800	721 733	1 286 370	1 037 619	2 348 877	4 805 722	898 413	664 227	2 108 197

(1)	President and CEO as of June 1, 2006; and President and COO until June 1, 2006.

Total remuneration of the Group Executive Board awarded for the fiscal years 2006-2008 was EUR 8 859 567 in 2008 (EUR 13 634 791 in 2007 and EUR 8 574 443 in 2006), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards, expensed by the company was EUR 4 850 204 in 2008 (EUR 19 837 583 in 2007 and EUR 15 349 337 in 2006).

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	2008	2008	2007	2007	2006	2006
	Gross	Shares	Gross	Shares	Gross	Shares
	Annual Fee	Received	Annual Fee	Received	Annual Fee	Received
	EUR(1)		EUR(1)		EUR(1)

Board of Directors
Chairman Jorma Ollila(2)	440 000	9 499	375 000	8 110	375 000	8 035
Vice Chairman
Dame Marjorie Scardino(3)	150 000	3 238	150 000	3 245	110 000	2 356
Georg Ehrnrooth(4)	155 000	3 346	155 000	3 351	120 000	2 570
Lalita D. Gupte(5)	140 000	3 022	140 000	3 027	—	—
Dr. Bengt Holmström	130 000	2 806	130 000	2 810	110 000	2 356
Dr. Henning Kagermann	130 000	2 806	130 000	2 810	—	—
Olli-Pekka Kallasvuo(6)	130 000	2 806	130 000	2 810	—	—
Per Karlsson(7)	155 000	3 346	155 000	3 351	135 000	2 892
Risto Siilasmaa(8)	140 000	3 022	—	—	—	—
Keijo Suila(9)	140 000	3 022	140 000	3 027	120 000	2 570
Vesa Vainio(10)	—	—	140 000	3 027	120 000	2 570

(1)	Approximately 60% of the gross annual fee is paid in cash and the remaining 40% in Nokia shares purchased from the market and included in the table under “Shares Received.”
(2)	This table includes fees paid for Mr. Ollila, Chairman, for his services as Chairman of the Board, only.

(3)	The 2008 and 2007 fees of Ms. Scardino amounted to EUR 150 000 for services as Vice Chairman. The 2006 fee amounted to EUR 110 000 for services as a member of the Board.
(4)	The 2008 and 2007 fees of Mr. Ehrnrooth amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee. The 2006 fee of Mr. Ehrnrooth consisted of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(5)	The 2008 and 2007 fees of Ms. Gupte amounted to a total of EUR 140 000, consisting of fee of 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(6)	This table includes fees paid to Mr. Kallasvuo, President and CEO, for his services as a member of the Board, only.
(7)	The 2008 and 2007 fees of Mr. Karlsson amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee. The 2006 fee of Mr. Karlsson amounted to a total of EUR 135 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.
(8)	The 2008 fee of Mr. Siilasmaa amounted to a total of EUR 140 000, consisting of fee of 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(9)	The 2008 and 2007 fees of Mr. Suila amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

the Audit Committee. The 2006 fee of Mr. Suila amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(10)	Mr. Vainio was a member of the Board of Directors and the Audit Committee until the end of the Annual General Meeting on May 8, 2008. Mr. Vainio received his fees for services as a member of the Board and as a member of the Audit Committee, as resolved by the shareholders at the Annual General Meeting on May 3, 2007, already in 2007 and thus no fees were paid to him for the services rendered during 2008. The 2007 fee of Mr.Vainio amounted to a total of EUR 140 000 consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee. The 2006 fee of Mr. Vainio amounted to a total of EUR 120 000, consisting of a fee of EUR 110 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

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

Notes to the Consolidated Financial Statements (Continued)

32.	Notes to cash flow statement

	2008	2007	2006
	EURm	EURm	EURm

Adjustments for:
Depreciation and amortization (Note 9)	1 617	1 206	712
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(11)	(1 864)	(4)
Income taxes (Note 11)	1 081	1 522	1 357
Share of results of associated companies (Note 14)	(6)	(44)	(28)
Minority interest	(99)	(459)	60
Financial income and expenses (Note 10)	2	(239)	(207)
Impairment charges (Note 7)	149	63	51
Retirements (Note 8, 12)	186	—	—
Share-based compensation (Note 22)	74	228	192
Restructuring charges	448	856	—
Customer financing impairment charges and reversals	—	—	(276)
Finnish pension settlement (Note 5)	152	—	—
Other income and expenses	(124)	—	—

Adjustments, total	3 469	1 269	1 857

Change in net working capital (Increase) in short-term receivables	(534)	(2 146)	(1 770)
Decrease (Increase) in inventories	321	(245)	84
(Decrease) Increase in interest-free short-term liabilities	(2 333)	2 996	893

Change in net working capital	(2 546)	605	(793)

The Group did not engage in any material non-cash investing activities in 2008 and 2006. In 2007 the formation of Nokia Siemens Networks was completed through the contribution of certain tangible and intangible assets and certain business interests that comprised Nokia’s networks business and Siemens’ carrier-related operations. See Note 8.

33. Subsequent events

Eurobond issuance under Euro Medium Term Note program and European Investment Bank loan

In February 2009, the Group issued EUR 1 750 million of Eurobonds with maturities of five and ten years under its EUR 3 000 million Euro Medium Term Note, or EMTN program, to repay part of the Group’s existing short-term borrowings. The Group voluntarily cancelled its USD 2 000 million committed credit facility maturing in 2009 due to this repayment. In February, the Group also signed and fully drew down a EUR 500 million loan from the European Investment Bank to finance part of its smartphone research and development expenses.

Notes to the Consolidated Financial Statements (Continued)

34.	Principal Nokia Group companies at December 31, 2008

		Parent	Group
		holding	majority
		%	%

US	Nokia Inc.	—	100.0
DE	Nokia GmbH	100.0	100.0
GB	Nokia UK Limited	—	100.0
KR	Nokia TMC Limited	100.0	100.0
CN	Nokia Telecommunications Ltd	—	83.9
NL	Nokia Finance International B.V.	100.0	100.0
HU	Nokia Komárom Kft	100.0	100.0
IN	Nokia India Pvt Ltd	100.0	100.0
IT	Nokia Italia S.p.A	100.0	100.0
ES	Nokia Spain S.A.U	100.0	100.0
RO	Nokia Romania SRL	100.0	100.0
BR	Nokia do Brasil Tecnologia Ltda	100.0	100.0
US	NAVTEQ Corporation	—	100.0
NL	Nokia Siemens Networks B.V.	—	50.0(1)
FI	Nokia Siemens Networks Oy	—	50.0
DE	Nokia Siemens Networks GmbH & Co KG	—	50.0
IN	Nokia Siemens Networks Pvt. Ltd.	—	50.0

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Network group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors, and accordingly, Nokia consolidated Nokia Siemens Networks.

35.	Risk Management

General risk management principles

Nokia’s overall risk management concept is based on visibility of the key risks preventing Nokia from reaching its business objectives. This covers all risk areas; strategic, operational, financial and hazard risks. Risk management at Nokia refers to systematic and pro-active way to analyze, review and manage opportunities, threats and risks related to Nokia’s objectives rather than being solely focused on eliminating risks.

The principles documented in Nokia’s Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function owner is also the risk owner, however, it is everyone’s responsibility at Nokia to identify risks preventing us from reaching our objectives.

Key risks are reported to the Group level management to create assurance on business risks and to enable prioritization of risk management implementation at Nokia. In addition to general principles there are specific risk management policies covering, for example, treasury and customer business related credit risks.

Financial risks

The objective for Treasury activities in Nokia is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks. There is a strong focus in Nokia

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

on creating shareholder value. Treasury activities support this aim by: i) minimizing the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses; and ii) managing the capital structure of the Group by prudently balancing the levels of liquid assets and financial borrowings.

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

Foreign exchange risk

Nokia operates globally and is thus exposed to foreign exchange risk arising from various currencies. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales contribute to foreign exchange exposure. These transaction exposures are managed against various local currencies because of Nokia’s substantial production and sales outside the Eurozone.

According to the foreign exchange policy guidelines of the Group, which remain the same as in the previous year, material transaction foreign exchange exposures are hedged. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have duration of less than a year. The Group does not hedge forecasted foreign currency cash flows beyond two years.

Since Nokia has subsidiaries outside the Euro zone, the euro-denominated value of the shareholders’ equity of Nokia is also exposed to fluctuations in exchange rates. Equity changes resulting from movements in foreign exchange rates are shown as a translation difference in the Group consolidation.

Nokia uses, from time to time, foreign exchange contracts and foreign currency denominated loans to hedge its equity exposure arising from foreign net investments.

At the end of year 2008 and 2007, following currencies represent significant portion of the currency mix in the outstanding financial instruments:

2008	USD	JPY	CNY	INR
	EURm	EURm	EURm	EURm

FX derivatives used as cashflow hedges (net amount)(1)	(3 359)	2 674	—	(122)
FX derivatives used as net investment hedges (net amount)(2)	(232)	—	(699)	(179)
FX exposure from balance sheet items (net amount)(3)	729	(494)	(579)	236
FX derivatives not designated in a hedge relationship and carried at fair value through the profit and loss statement (net amount)(3)	(615)	480	527	(443)

2007	USD	JPY	GBP	INR[4]
	EURm	EURm	EURm	EURm

FX derivatives used as cashflow hedges (net amount)(1)	803	1 274	(656)	(83)
FX derivatives used as net investment hedges (net amount)(2)	—	—	—	(216)
FX exposure from balance sheet items (net amount)(3)	2 204	(739)	89	320
FX derivatives not designated in a hedge relationship and carried at fair value through the profit and loss statement (net amount)(3)	(2 361)	847	(127)	(399)

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

(1)	The FX derivatives are used to hedge the foreign exchange risk from forecasted highly probably cashflows related to sales, purchases and business acquisition activities. In some of the currencies, especially in US Dollar, Nokia has substantial foreign exchange risks in both estimated cash inflows and outflows, which have been netted in the table. See Note 20 for more details on hedge accounting. The underlying exposures for which these hedges are entered into are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(2)	The FX derivatives are used to hedge the Group’s net investment exposure. The underlying exposures for which these hedges are entered into are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(3)	The balance sheet items which are denominated in the foreign currencies are hedged by a portion of FX derivatives not designated in a hedge relationship and carried at fair value through the profit and loss statement, resulting in offsetting FX gains or losses in the financial income and expenses.

(4)	The INR amounts for 2007 have been revised as compared to previously published financial statements due to a change in the way Nokia defines foreign exchange exposures.

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

The objective of interest rate risk management is to optimize the balance between minimizing uncertainty caused by fluctuations in interest rates and maximizing the consolidated net interest income and expense.

The interest rate exposure of the Group is monitored and managed centrally. Nokia uses the Value-at-Risk (VAR) methodology to assess and measure the interest rate risk of the net investments (cash and investments less outstanding debt) and related derivatives.

As at the reporting date, the interest rate profile of the Group’s interest-bearing assets and liabilities is presented in the table below:

	2008	2007
	EURm	EURm

Fixed rate assets	2 946	7 750
Floating rate assets	4 007	4 205
Fixed rate liabilities	3 604	712
Floating rate liabilities	785	375

Equity price risk

Nokia is exposed to equity price risk as the result of market price fluctuations in the listed equity instruments held mainly for strategic business reasons.

Nokia has certain strategic minority investments in publicly listed equity shares. The fair value of the equity investments which are subject to equity price risk at December 31, 2008 was EUR 8 million (EUR 10 million in 2007). In addition, Nokia invests in private equity through venture funds, which, from time to time, may have holdings in equity instruments which are listed in stock exchanges. These investments are classified as available-for-sale carried at fair value. See Note 15 for more details on available for sale investments.

Due to the insignificant amount of exposure to equity price risk, there are currently no outstanding derivative financial instruments designated as hedges for these equity investments.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Nokia is exposed to equity price risk on social security costs relating to its equity compensation plans. Nokia mitigates this risk by entering into cash settled equity option contracts.

Value-at-Risk

Nokia uses the Value-at-Risk (“VaR”) methodology to assess the Group exposures to foreign exchange (“FX”), interest rate, and equity risks. The VaR gives estimates of potential fair value losses in market risk sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period.

In Nokia the FX VaR is calculated with the Monte Carlo method which simulates random values for exchange rates in which the Group has exposures and takes the non-linear price function of certain FX derivative instruments into account. The variance-covariance methodology is used to assess and measure the interest rate risk and equity price risk.

The VaR is determined by using volatilities and correlations of rates and prices estimated from a one-year sample of historical market data, at 95% confidence level, using a one-month holding period. To put more weight on recent market conditions, an exponentially weighted moving average is performed on the data with an appropriate decay factor.

This model implies that within a one-month period, the potential loss will not exceed the VaR estimate in 95% of possible outcomes. In the remaining 5% of possible outcomes, the potential loss will be at minimum equal to the VaR figure, and on average substantially higher.

The VaR methodology relies on a number of assumptions, such as, a) risks are measured under average market conditions, assuming that market risk factors follow normal distributions; b) future movements in market risk factors follow estimated historical movements; c) the assessed exposures do not change during the holding period. Thus it is possible that, for any given month, the potential losses at 95% confidence level are different and could be substantially higher than the estimated VaR.

FX Risk

The VaR figures for the Group’s financial instruments which are sensitive to foreign exchange risks are presented in Table 1 below. As defined under IFRS 7, the financial instruments included in the VaR calculation are:

•	FX exposures from outstanding balance sheet items and other FX derivatives carried at fair value through profit and loss which are not in a hedge relationship and are mostly used for hedging balance sheet FX exposure.

•	FX derivatives designated as forecasted cashflow hedges and net investment hedges. Most of the VaR is caused by these derivatives as forecasted cashflow and net investment exposures are not financial instruments as defined under IFRS 7 and thus not included in the VaR calculation.

Table 1 Foreign exchange position Value-at-Risk

	VaR from financial instruments
	2008	2007
	EURm	EURm

At December 31	442	246
Average for the year	337	96
Range for the year	191-730	57-246

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Interest rate risk

The VaR for the Group interest rate exposure in the investment and debt portfolios is presented in Table 2 below. Sensitivities to credit spreads are not reflected in the below numbers.

Table 2 Fixed income investment and debt portfolios Value-at-Risk

	2008	2007
	EURm	EURm

At December 31	6	8
Average for the year	10	12
Range for the year	4-25	5-27

Equity price risk

The VaR for the Group equity investment in publicly traded companies is insignificant.

(b)	Credit Risk

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

Except as detailed in the following table, the maximum exposure to credit risk is limited to the book value of the financial assets as included in Group’s balance sheet:

	2008	2007
	EURm	EURm

Financial guarantees given on behalf of customers and other third parties	2	130
Loan commitments given but not used	197	270

	199	400

Business Related Credit Risk

The Company aims to ensure highest possible quality in accounts receivable and loans due from customers and other third parties. The Group Credit Policy, approved by the Group Executive Board, lays out the framework for the management of the business related credit risks in all Nokia group companies.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and other third parties, plus committed credits.

The Group Credit Policy provides that credit decisions are based on credit evaluation of third parties including credit rating for our customers. The Group Rating Policy defines the rating principles. Ratings are approved by the Group Rating Committee. Credit risks are approved and monitored according to the credit policy of each business segment. These policies are based on the Group Credit Policy. Concentrations of customer or country risks are monitored at the Nokia Group level. When appropriate, assumed credit risks are mitigated with the use of approved instruments, such as collateral or insurance and sale of selected receivables.

The Group has provided impairment allowances as needed including on accounts receivable and loans due from customers and other third parties not past due, based on the analysis of debtors’ credit quality and credit history. The Group establishes an allowance for impairment that represents an

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

estimate of incurred losses. All receivables and loans due from customers and other third parties are considered on an individual basis for impairment testing.

Top three customers account for approximately 4.0%, 3.8% and 3.5% (2007: 4.9%, 2.9% and 2.5%) of Group accounts receivable and loans due from customers and other third parties as at December 31, 2008 while the top three credit exposures by country amounted to 8.5%, 7.2% and 7.2% (2007: 8.7%, 6.9% and 6.5% ) respectively.

As at December 31, 2008, the carrying amount before deducting any impairment allowance of accounts receivable relating to customers for which an impairment was provided amounted to EUR 3 042 million (2007: EUR 3 011 million). The amount of provision taken against that portion of these receivables considered to be impaired was EUR 415 million (2007: EUR 332 million) (see also note 19 Valuation and qualifying accounts).

An amount of EUR 729 million (2007: EUR 478 million) relates to past due receivables from customers for which no impairment loss was recognized. The aging of these receivables is as follows:

	2008	2007
	EURm	EURm

Past due 1-30 days	453	411
Past due 31-180 days	240	66
More than 180 days	36	1

	729	478

As at December 31, 2008, the carrying amount before deducting any impairment allowance of loans due from customers and other third parties for which impairment was provided amounted to EUR 4 million (2007: EUR 161 million). The amount of provision taken for these loans was EUR 4 million (2007: EUR 19 million).

There were no past due loans due from customers and other third parties.

Financial Credit Risk

Financial instruments contain an element of risk of loss resulting from counterparties being unable to meet their obligations. This risk is measured and monitored centrally. Nokia manages financial credit risk actively by limiting its counterparties to a sufficient number of major banks and financial institutions and monitoring the credit worthiness and exposure sizes continuously as well as through entering into netting arrangements (which gives Nokia the right to offset in the event that the counterparty would not be able to fulfill the obligations) with all major counterparties and collateral agreements (which require counterparties to post collateral against derivative receivables) with certain counterparties.

Nokia’s investment decisions are based on strict creditworthiness and maturity criteria as defined in the Treasury Policy and Operating Procedure. Due to global banking crisis and the freezing of the credit markets in 2008, Nokia applied an even more defensive approach than usual within Treasury Policy towards investments and counterparty quality and maturities, focusing on capital preservation and liquidity. As result of this investment policy approach and active management of outstanding investments exposures, Nokia has not been subject to any material credit losses in its financial investments.

The table below presents the breakdown of the outstanding available-for-sale fixed income and money market investments by sector and credit rating grades ranked as per Moody’s rating categories.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Fixed income and money-market investments(1), (2)
               EUR million

(1)	Fixed income and money-market investments include term deposits, investments in liquidity funds and investments in fixed income instruments classified as Available-for-sale. Available-for-sale investments are carried at fair value in 2008 and 2007. Liquidity funds invested solely in government securities are included under Governments. Other liquidity funds are included under Banks.

(2)	Included within fixed income and money-market investments is EUR 114 million of restricted investment at December 31, 2008 (EUR 169 million at December 31, 2007). They are restricted financial assets under various contractual or legal obligations.

78% of Nokia’s bank and cash is held with banks of credit rating A2 or above (76% for 2007).

(c)	Liquidity Risk

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

Nokia guarantees a sufficient liquidity at all times by efficient cash management and by investing in liquid interest bearing securities. The transactional liquidity risk is minimized by only entering transactions where proper two-way quotes can be obtained from the market . Due to the dynamic nature of the underlying business, Nokia also aims at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. At the end of December 31, 2008 the committed facilities totaled EUR 3 369 million. The committed revolving credit facilities are used primarily for US and Euro Commercial Paper Programs back-up purposes. The credit facility of EUR 500 million has been utilized for general funding purposes. The average commitment fee on the facilities is 0.082% per annum.

The most significant existing Committed Facilities include:

•	Revolving Credit Facility of USD 2 000 million, maturing in 2009

•	Credit Facility of EUR 500 million, maturing in 2011

•	Revolving Credit Facility of USD 1 923 million, maturing in 2012

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

The most significant existing funding programs include:

•	Euro Medium Term Note (EMTN) program, totaling EUR 3 000 million

•	Shelf registration statement for an indeterminate amount of debt securities on file with the US Securities and Exchange Commission

•	Local commercial paper program in Finland, totaling EUR 750 million

•	Euro Commercial Paper (ECP) program, totaling USD 4 000 million

•	US Commercial Paper (USCP) program, totaling USD 4 000 million

Of the above funding programs, only the US Commercial Paper program has been utilized to a significant degree in 2008. On December 31, 2008 a total of USD 3 419 million was outstanding under this program. The remaining four funding programs have not been used to a significant degree in 2008.

Nokia’s international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings of Nokia from credit rating agencies have not changed during the year. The ratings as of December 31, 2008 were:

Short-term:	Standard & Poor’s A-1 Moody’s P-1

Long-term:	Standard & Poor’s A Moody’s A1

The following table below is an undiscounted cashflow analysis for both financial liabilities and financial assets that are presented on the balance sheet, and off-balance sheet instruments such as

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

loan commitments according to their remaining contractual maturity. Line-by-line reconciliation with the balance sheet is not possible.

		Due between 3		Due
	Due within 3	and 12	Due between 1	between	Due beyond
At December 31, 2008	months	months	and 3 years	3 and 5 years	5 years
	EURm	EURm	EURm	EURm	EURm

Non-current financial assets
Long-term loans receivable	—	—	19	6	8
Other non-current assets	1	1	3	—	1
Loan commitments obtained undrawn	—	—	50	362	—

Current financial assets
Current portion of long-term loans receivable	5	101	—	—	—
Short-term loans receivable	8	2	—	—	—
Available-for-sale investment	3 932	483	583	120	254
Cash	1 706	—	—	—	—
Cash flows related to derivative financial assets net settled :
Derivative contracts—receipts	5	3	1	—	—
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	19 180	5 184	—	—	—
Derivative contracts—payments	(18 322)	(5 090)	—	—	—
Accounts receivable(1)(2)	6 702	1 144	70	—	—

Non-current financial liabilities
Long-term liabilities	(1)	(46)	(741)	(64)	(159)
Loan commitments given undrawn	(16)	(151)	—	(30)	—

Current financial liabilities
Currrent portion of long-term loans	—	(14)	—	—	—
Short-term liabilities	(3 207)	(388)	—	—	—
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	—	—	—	—	—
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	15 729	4 859	—	—	—
Derivative contracts—payments	(16 599)	(4 931)	—	—	—
Accounts payable(1)	(5 152)	(67)	(5)	—	—

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

		Due between 3		Due
	Due within 3	and 12	Due between 1	between	Due beyond
At December 31, 2007	months	months	and 3 years	3 and 5 years	5 years
	EURm	EURm	EURm	EURm	EURm

Non-current financial assets
Long-term loans receivable	—	—	7	3	1
Other non-current assets	—	—	6	—	—
Loan commitments obtained undrawn	—	1 385	500	1 385	—

Current financial assets
Current portion of long-term loans receivable	5	165	—	—	—
Short-term loans receivable	16	8	—	—	—
Available-for-sale investment	6 543	1 012	2 003	343	355
Cash	2 125	—	—	—	—
Cash flows related to derivative financial assets net settled :
Derivative contracts — receipts	24	15	8	1	1
Cash flows related to derivative financial assets gross settled:
Derivative contracts — receipts	19 459	394	65	—	—
Derivative contracts — payments	(19 331)	(384)	(69)	—	—
Accounts receivable(1)(2)	7 398	1 720	381	—	—

Non-current financial liabilities
Long-term liabilities	(10)	(3)	(53)	(130)	(70)
Loan commitments given	(178)	(39)	(21)	(18)	(14)

Current financial liabilities
Currrent portion of long-term loans	(115)	(61)	—	—	—
Short-term liabilities	(617)	(105)	—	—	—
Cash flows related to derivative financial liabilities net settled:
Derivative contracts — payments	(13)	(10)	—	—	—
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts — receipts	16 207	635	70	—	—
Derivative contracts — payments	(16 317)	(633)	(65)	—	—
Accounts payable(1)	(6 986)	(88)	—	—	—

(1)	The fair values of trade receivables and payables are assumed to approximate their carrying values due to their short term nature.

(2)	Accounts receivable maturity analysis does not include accrued receivables and receivables accounted based on the percentage of completion method of EUR 1 528 million (2007: EUR 1 700 million).

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures or purchase of insurance. Insurance is purchased for risks, which cannot be internally managed. The objective is to ensure that Group’s hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. Nokia) or potential liabilities (e.g. product liability) are optimally insured taking into account both cost and retention levels.

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

March 5, 2009