Form 20-F
period 2009-12-31
NOKIA CORP
filed 2010-03-12
CIK 924613

As filed with the Securities and Exchange Commission on March 12, 2010.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 1-13202

Nokia Corporation
(Exact name of Registrant as specified in its charter)

Republic of Finland
(Jurisdiction of incorporation)

Keilalahdentie 4, P.O. Box 226, FI-00045 NOKIA GROUP, Espoo, Finland
(Address of principal executive offices)

Kaarina Ståhlberg, Vice President, Assistant General Counsel
Telephone: +358 (0)7 1800-8000, Facsimile: +358 (0) 7 1803-8503
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: 5.375% Notes due 2019 and 6.625% Notes due 2039

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares: 3 744 956 052.

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
Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☐

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
Yes ☐  No ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis, except where we make clear that the term means Nokia Corporation or a particular subsidiary or business segment only, and except that references to “our shares,” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this annual report on Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, or EMU, and references to “dollars,” “US dollars,” “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this annual report contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.4332 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Our principal executive office is currently located at Keilalahdentie 4, P.O. Box 226, FI-00045 Nokia Group, Espoo, Finland and our telephone number is +358 (0) 7 1800-8000.

Nokia Corporation furnishes Citibank, N.A., as Depositary, with consolidated financial statements and a related audit opinion of our independent auditors annually. These financial statements are prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). In accordance with the rules and regulations of the US Securities and Exchange Commission, or SEC, we do not provide a reconciliation of net income and shareholders’ equity in our consolidated financial statements to accounting principles generally accepted in the United States, or US GAAP. We also furnish the Depositary with quarterly reports containing unaudited financial information prepared on the basis of IFRS, as well as all notices of shareholders’ meetings and other reports and communications that are made available generally to our shareholders. The Depositary makes these notices, reports and communications available for inspection by record holders of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs (one ADS represents one share), and distributes to all record holders of ADRs notices of shareholders’ meetings received by the Depositary.

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

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding:

•	the timing of the deliveries of our products and services and their combinations;

•	our ability to develop, implement and commercialize new technologies, products and services and their combinations;

•	expectations regarding market developments and structural changes;

•	expectations and targets regarding our and the industry volumes, market share, prices, net sales and margins of products and services and their combinations;

•	expectations and targets regarding our operational priorities and results of operations;

•	the outcome of pending and threatened litigation;

•	expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and

•	statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:

1.	the competitiveness and quality of our portfolio of products and services and their combinations;

2.	our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices;

3.	our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market;

4.	the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment;

5.	the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations;

6.	the development of the mobile and fixed communications industry and general economic conditions globally and regionally;

7.	our ability to successfully manage costs;

8.	exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies;

9.	the success, financial condition and performance of our suppliers, collaboration partners and customers;

10.	our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality;

11.	our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content;

12.	our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations;

13.	our ability to manage our inventory and timely adapt our supply to meet changing demands for our products;

14.	our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations;

15.	our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies;

16.	the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business;

17.	any disruption to information technology systems and networks that our operations rely on;

18.	our ability to retain, motivate, develop and recruit appropriately skilled employees;

19.	unfavorable outcome of litigations;

20.	allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit;

21.	our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures;

22.	developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business;

23.	the management of our customer financing exposure, particularly in the networks infrastructure and related services business;

24.	whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks;

25.	any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks;

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

3A. Selected Financial Data

The financial data set forth below at December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009 have been derived from our audited consolidated financial statements included in Item 18 of this annual report. Financial data at December 31, 2005, 2006, and 2007 and for each of the years in the two-year period ended December 31, 2006 have been derived from our previously published audited consolidated financial statements not included in this document.

The financial data at December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)		2009(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)		(USD)
	(in millions, except per share data)

Profit and Loss Account Data
Net sales	34 191	41 121	51 058	50 710	40 984		58 738
Operating profit	4 639	5 488	7 985	4 966	1 197		1 716
Profit before tax	4 971	5 723	8 268	4 970	962		1 379
Profit attributable to equity holders of the parent	3 616	4 306	7 205	3 988	891		1 277
Earnings per share (for profit attributable to equity holders of the parent)
Basic earnings per share	0.83	1.06	1.85	1.07	0.24		0.34
Diluted earnings per share	0.83	1.05	1.83	1.05	0.24		0.34
Cash dividends per share	0.37	0.43	0.53	0.40	0.40	(2)	0.57	(2)
Average number of shares (millions of shares)
Basic	4 366	4 063	3 885	3 744	3 705		3 705
Diluted	4 371	4 087	3 932	3 780	3 721		3 721

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	2009(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)

Balance Sheet Data
Fixed assets and other non-current assets	3 501	4 031	8 305	15 112	12 125	17 378
Cash and other liquid assets(3)	9 910	8 537	11 753	6 820	8 873	12 717
Other current assets	9 041	10 049	17 541	17 650	14 740	21 125
Total assets	22 452	22 617	37 599	39 582	35 738	51 220
Capital and reserves attributable to equity holders of the parent	12 309	11 968	14 773	14 208	13 088	18 758
Minority interests	205	92	2 565	2 302	1 661	2 381
Long-term interest-bearing liabilities	21	69	203	861	4 432	6 352
Other long-term liabilities	247	327	1 082	1 856	1 369	1 962
Borrowings due within one year	279	180	887	3 591	771	1 105
Other current liabilities	9 391	9 981	18 089	16 764	14 417	20 662
Total shareholders’ equity and liabilities	22 452	22 617	37 599	39 582	35 738	51 220
Net interest-bearing debt(4)	(9 610)	(8 288)	(10 663)	(2 368)	(3 670)	(5 260)
Share capital	266	246	246	246	246	353

(1)	As from April 1, 2007, our consolidated financial data includes that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, our consolidated financial data for the years ended December 31, 2005 and 2006 is not directly comparable to any subsequent years and our consolidated financial data for the year ended December 31, 2007 is not directly comparable to any prior or subsequent years. Our consolidated financial data for the periods prior to April 1, 2007 included our former Networks business group only.

(2)	The cash dividend for 2009 is what the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 6, 2010.

(3)	For the year ended December 31, 2009, cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, (3) available-for-sale investments, liquid assets and (4) investments at fair value through profit and loss, liquid assets. For the previous years, cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, and (3) available-for-sale investments, liquid assets.

(4)	Net interest-bearing debt consists of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.

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

Under the Finnish Companies Act, we may distribute retained earnings on our shares only upon a shareholders’ resolution and subject to limited exceptions in the amount proposed by our Board of Directors. The amount of any distribution is limited to the amount of distributable earnings of the parent company pursuant to the last accounts approved by our shareholders, taking into account the material changes in the financial situation of the company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the company. Subject to exceptions relating to the right of minority shareholders to request for a certain minimum distribution, the distribution may not exceed the amount proposed by the Board of Directors.

Share Buy-backs

Under the Finnish Companies Act, Nokia Corporation may repurchase its own shares pursuant to either a shareholders’ resolution or an authorization to the Board of Directors approved by the company’s shareholders. The authorization may amount to a maximum of 10% of all the shares of the company and its maximum duration is 18 months. Our Board of Directors has been regularly authorized by our shareholders at the Annual General Meetings to repurchase Nokia’s own shares, and during the past three years the authorization covered 380 million shares in 2007, 370 million shares in 2008 and 360 million shares in 2009. The amount authorized each year has been at or slightly under the maximum limit provided by the Finnish Companies Act. Nokia has not repurchased any of its own shares since September 2008.

The Board will propose that the Annual General Meeting convening on May 6, 2010 authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares. The proposed maximum number of shares that may be repurchased is the same as the Board’s current share repurchase authorization and it represents less than 10% of all the shares of the company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the stock market. The authorization would be effective until June 30, 2011 and terminate the current authorization granted by the Annual General Meeting on April 23, 2009.

The table below sets forth actual share buy-backs by the Group in respect of each fiscal year indicated.

EUR millions
	Number of shares	(in total)

2005	315 010 000	4 265
2006	212 340 000	3 412
2007	180 590 000	3 884
2008	157 390 000	3 123
2009	—	—

Cash Dividends

On January 28, 2010, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 6, 2010 a dividend of EUR 0.40 per share in respect of 2009.

The table below sets forth the amounts of total cash dividends per share and per ADS paid in respect of each fiscal year indicated. For the purposes of showing the US dollar amounts per ADS for 2005 through 2009, the dividend per share amounts have been translated into US dollars at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on the respective dividend payment dates.

					EUR millions
	EUR per share		USD per ADS		(in total)

2005	0.37		0.46		1 641
2006	0.43		0.58		1 761
2007	0.53		0.83		2 111
2008	0.40		0.54		1 520
2009	0.40	(1)	—	(2)	1 498	(1)

(1)	The proposal of the Board of Directors for shareholders’ approval at the Annual General Meeting convening on May 6, 2010.

(2)	The final US dollar amount will be determined on the basis of the decision of the Annual General Meeting and the dividend payment date.

We make our cash dividend payments in euro. As a result, exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion of these dividends. Moreover, fluctuations in the exchange rates between the euro and the US dollar will affect the dollar equivalent of the euro price of the shares on NASDAQ OMX Helsinki and, as a result, are likely to affect the market price of the ADSs in the United States. See also Item 3D. “Risk Factors—Our net sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs, are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies.”

Exchange Rate Data

The following table sets forth information concerning the noon buying rate for the years 2005 through 2009 and for each of the months in the six-month period ended February 28, 2010, expressed in US dollars per euro. The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
	Rate at	Average	Highest	Lowest
For the year ended December 31:	period end	rate	rate	rate
	(USD per EUR)

2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3935	1.5100	1.2547

For the month ended:

September 30, 2009	1.4630	1.4575	1.4795	1.4235
October 31, 2009	1.4755	1.4821	1.5029	1.4532
November 30, 2009	1.4994	1.4908	1.5085	1.4658
December 31, 2009	1.4332	1.4579	1.5100	1.4243
January 31, 2010	1.3870	1.4266	1.4536	1.3870
February 28, 2010	1.3660	1.3680	1.3955	1.3476

On March 5, 2010, the noon buying rate was USD 1.3608 per EUR 1.00.

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

We need to have a competitive portfolio of high quality products and services and their combinations that are preferred, purchased and used by our current and potential customers and consumers. If we fail to achieve or maintain a competitive portfolio, our business, sales and results of operations may be materially adversely affected.

We serve a diverse range of mobile device and network infrastructure customers across a variety of markets with different characteristics and at different stages of development. In order to meet our customers’ and consumers’ evolving needs, we need to have a competitive portfolio of products and services and their combinations that are preferred, purchased and used by our current and potential customers and consumers.

For our mobile devices, a competitive portfolio means a focused, optimally-sized offering of commercially appealing high quality mobile devices with aesthetically-pleasing and well-designed hardware and software, an intuitive user interface and a combination of value-adding functionalities—such as Internet access, various means of messaging, media, music, entertainment, navigation, location-based and other services—that are easy to discover and use. In addition, we believe that in order to be competitive, the product portfolio needs to target all major consumer segments and price points, be designed, as appropriate, for the local requirements and preferences of different markets and meet our own and our customers’ and consumers’ quality, safety and security standards. We are focused on developing and offering unique and compelling combinations of mobile devices and services, including applications and content developed by us and third parties, together with the appropriate technological infrastructure, to create a rich user experience for people using our devices. Further, our mobile devices, especially our converged mobile devices, must have the flexibility to allow people to easily access and use their preferred services, including applications and content. We believe that a competitive device portfolio also needs to include leading flagship products, be innovative and ahead of the expectations of customers and consumers and positively differentiated from those of our competitors. Further, the devices must be competitive not only from the customers’ and consumers’ viewpoint, but they also need to be preferred by application developers and content providers who are invited to develop applications and content for our mobile devices. For our network infrastructure and related services business, a competitive portfolio means a high-quality offering of products, services and solutions based on robust technology and designed to meet the requirements of our customers and local markets, supported by a competitive cost structure and cost-effectiveness to our customers. If we fail to achieve or maintain a competitive portfolio and balance successfully our global portfolio with the local requirements of our customers and consumers in the different markets we serve in a cost-effective manner, our business, sales and results of operations may be materially adversely affected.

In order to create a competitive portfolio we need to identify and understand the key market trends and user segments and address our customers’ and consumers’ evolving needs in the different markets and consumer segments proactively and on a timely basis. To achieve that, we must constantly obtain and evaluate a complex array of customer feedback, information on consumer usage patterns and other personal and consumer data in an efficient manner. The competitiveness of our device portfolio depends on our ability to introduce on a continuous and timely basis, ahead of our competitors, new innovative and appealing products and services and their combinations, as well as related business models, and to create new or address yet unidentified needs among our current and potential customers and consumers. If we fail to analyze correctly or respond timely and appropriately to key market trends, customer feedback, information on consumer usage patterns and other personal and consumer data or to introduce new innovative and commercially appealing products and services and their combinations and to adapt our business accordingly, our ability to retain our current, as well as attract new, customers and consumers may be impaired and our business, sales and results of operations may be materially adversely affected.

The competitiveness of our mobile device portfolio is also dependent on our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize such technologies as new advanced products and services and their combinations that our current and potential customers and consumers prefer over those of our competitors. For example, increasingly the choice of software platform that powers mobile devices, as well as related software developer tools, are important factors in our ability to provide unique and compelling mobile devices and services and their combinations, to create a rich user experience, and to attract third parties to create applications and provide content for our mobile devices. We currently deploy four software platforms for our mobile devices designed to balance usability, features and cost in a flexible manner across our wide range of market segments, price points and user groups. We recognize that the deployment of multiple software platforms can create fragmentation in the market for mobile services, which we endeavor to offset with our cross-platform software development tools that run and facilitate application and content development across different software platforms. The technologies, including but not limited to software platforms, which we choose to focus on may not achieve or retain broad or timely market acceptance or be preferred by application developers, content providers and, ultimately, our customers and consumers. This may result from numerous factors, including the availability of more attractive alternatives; perceived or actual issues related to reliability, stability and ease of use of our chosen technologies; a lack of sufficient compatibility with other existing technologies, products and services; barriers for consumers to transfer previously acquired content and applications to our devices; or regulators’ decisions. By choosing to focus on certain technologies, we may forego alternatives achieving greater acceptance in our overall market or in certain parts of it. We may also face difficulties accessing certain technologies preferred by our current and potential customers and consumers, or being able to offer those at acceptable prices. Further, if the technologies we invest in do not achieve the success we anticipate, this may result in impairment charges related to those technology assets. Additionally, even if we do select and have access to the technologies that customers and consumers ultimately want, we or the application developers, content providers or other third parties that work with us may not be able to bring our products and services, including applications and content, and their combinations to the market at the right time.

Certain mobile network operators require mobile devices to be customized to their specifications with preferred features, functionalities or design and co-branding with the mobile network operator’s brand. Currently, this is particularly the case in North America and in certain individual markets in the Asia-Pacific region where sales to mobile network operators represent the major percentage of our sales. Moreover, the increased concentration among the mobile network operators, particularly in North America, has resulted in fewer customers whose purchase preferences may differ from our current product and services portfolio, and in increased reliance on fewer larger customers. In certain geographic markets the network operators require mobile devices to be based on local technology standards in mobile communications, such as the TD-SCDMA standard in China. As a result, we produce mobile devices for certain operators or geographic markets in smaller lot sizes, which may negatively impact our economies of scale, profitability and after-sales service capabilities. In addition, customization for network operators could possibly erode the Nokia brand.

The competitiveness of our products and services and their combinations is also influenced by the value of the Nokia brand and our ability to communicate effectively about our mobile devices, particularly our converged mobile devices, to the target audience through consistent and focused marketing messages. Increasingly, we need to position the Nokia brand as representing the same high quality and desirability in our converged mobile devices as in our traditional mobile devices. Further, a number of factors, including actual or even alleged quality issues or defects in our products and services and their combination, may have a negative effect on our reputation and erode the value of the Nokia brand. Insufficient investments in marketing and brand building could also erode the value of the Nokia brand. Any impairment of our reputation or erosion of the value of the Nokia brand or failure to optimize the Nokia brand in the marketing of our mobile devices could have a material adverse effect on our capacity to retain our current customers and consumers and attract new customers and consumers and on our business, sales and results of operations.

Our sales and profitability have been, and continue to be, driven to a significant extent by our success in the traditional mobile device market. Increasingly, however, our sales and profitability depend on our success in the market for converged mobile devices. Our failure to effectively, timely and profitably adapt our business and operations to the developing requirements of the converged mobile device market could have a material adverse effect on our business, results of operations, particularly our profitability, and our financial condition.

Our sales and profitability have been, and continue to be, driven to a significant extent by our success in the traditional mobile device market. We believe that our scale and resulting low cost structure, world-class sourcing, manufacturing, logistics and distribution network, supported by one of the strongest intellectual property portfolios and the Nokia brand, provide us with a competitive advantage in the development, production, marketing and sale of traditional mobile devices. Such devices range from basic mobile phones focused on voice capability to mobile devices with a number of additional functionalities such as Internet connectivity. During the past several years, the traditional mobile device market has been characterized by declining average selling prices and increasing pressure on profitability, as well as intense competition and less product differentiation.

The mobile communications industry continues to undergo significant changes in response to the increasing maturity of the traditional mobile device market. Traditional mobile voice communications, the Internet, various means of messaging, media, music, entertainment, navigation, location-based and other services, personal computing and other consumer electronics are converging in many areas into one broader industry. Increasingly, people are using mobile devices to access digital content and web services and share their experiences. Converged mobile devices are based on programmable software platforms, can run applications such as email, web browsing, navigation and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features. Increasingly, such devices are becoming more affordable for a wider population. The software that powers converged mobile devices has also become increasingly sophisticated, providing greater opportunities for the development of services, including applications and content, that enrich the experiences people have with their mobile device. A consumer’s choice of device is increasingly influenced by the quality and compatibility of the software and/or services and the resulting user experience, in addition to the quality of the hardware. During the past several years, the converged mobile device market has been characterized by growing volumes, high average selling prices and attractive profitability, as well as intense competition particularly from new entrants, and heightened media and consumer attention.

We have made significant investments during the past several years to address the developing requirements of the converged mobile device market, particularly in the areas of mobile Internet access, various means of messaging, media, music, entertainment, navigation, location-based and other services, and we are working to deliver those services in an easily accessible manner to our customers and consumers. Going forward, we believe that in order to succeed in the converged mobile device market we need to combine the hardware, software and services elements in our mobile devices in a manner that creates a rich user experience, allows compatibility with other relevant technologies and positively and timely differentiates us from our competitors. Our past performance in the traditional mobile device market does not guarantee our success in the converged mobile device market. In particular, our competitive advantages in the traditional mobile device market are alone not sufficient for success in the converged mobile device market. Additionally, we believe that our success in the converged mobile device market will be driven by, among other factors, our ability to achieve in a timely manner the following priorities:

•	improve our converged mobile device user experience, which will depend on how well we integrate the hardware, software and services elements in a seamless, reliable and stable manner; how intuitive the user interface is for consumers, including how easy it is for them to discover and use our applications and content; and how well we develop and manage the appropriate technological infrastructure to support a rich user experience;

•	develop and scale up our services offering by expanding geographically, in particular in partnership with more operators;

•	become an attractive long-term partner for application developers, content providers and industry-leading technology providers seeking access to mobile consumers, which will depend on whether we can provide the necessary technologies, including software platforms and software developer tools, that they prefer and that are compatible with other relevant technologies;

•	create profitable business models where our converged mobile devices, particularly the services sold with them, are preferred by consumers to less expensive or free alternatives, either sold by us independently or in cooperation with operators;

•	position the Nokia brand as representing the same high quality and desirability in converged mobile devices as in traditional mobile devices; and

•	optimize our competitive strengths in the traditional mobile device market in the development of our converged mobile device business.

To address these priorities we have made, and are continuing to make, significant changes to the way we do business. We may, however, have less experience, technological and innovative skill in this market segment compared with our established traditional mobile device market segment, or we may fail to reach adequate scale and profitability or fail to generate additional revenue through business models customary in the businesses converging with the mobile communications business such as online advertising. Our success in the converged mobile device market also depends on the acceptance by the market, including our mobile network operator customers, of our expanding services and on the network operators’ strategies regarding their own offering of services. If we are not successful in achieving our converged mobile device priorities and their desired outcomes in a timely manner, our business will become increasingly focused and dependent on the traditional mobile device market. If that occurs, and if the current trends in that market continue, this could have a material adverse effect on our business, results of operations, particularly our profitability, and financial condition.

Our converged mobile device business has required and continues to require significant investment to innovate and grow successfully. Such investments may include research and development, licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. Those investments may not, however, result in technologies, products and services and their combinations that achieve or retain broad or timely market acceptance or are preferred by application developers, content providers and, ultimately, our customers and consumers. We have also made, and may make in the future, such investments through strategic acquisitions to acquire key technologies, content and expertise to enhance the competitiveness of our converged mobile devices. We may, however, fail to successfully complete business acquisitions or integrate the acquired businesses or retain and motivate their key employees; identifiable intangible asset amortization and the acquisition of businesses that may carry higher earnings multiples than Nokia may have a dilutive effect on our profits; the future valuations of acquired businesses may decrease from the purchase price we paid and result in impairment charges related to goodwill or other acquired assets; and if all or a portion of the purchase price is paid in cash, this may have an adverse effect on our cash position. Moreover, due to our financial targets and need to manage costs and prioritize our investments, future investments in our converged mobile devices may be delayed or insufficient to reach or maintain the necessary scale and market position to compete effectively and profitably in the longer term.

Competition in the various markets where we do business—traditional mobile devices, converged mobile devices, digital map data and related location-based content, and mobile and fixed network infrastructure and related services—is intense. Our failure to maintain or improve our market position or respond successfully to changes in the competitive environment in those markets may have a material adverse effect on our business, sales and results of operations.

We experience intense competition in every aspect of our business and across all markets of our products and services and their combinations. The mobile communications industry continues to undergo significant changes due to numerous factors, including the increasing maturity of the traditional mobile device market and the ongoing digital convergence and the resulting growth of the converged mobile device and related services market. Overall, participants in the mobile device market compete with each other on the basis of their product and services portfolio, including design, functionalities, breadth of services, user experience, software, quality, compatibility, technical performance and price; operational and manufacturing efficiency; supply chain efficiency, including sourcing, logistics and distribution; marketing; customer support; and brand. However, mobile device markets are increasingly segmented and diversified, and we face competition from a growing number of participants in different user segments, price points and geographical markets as well as layers of the product using different competitive means in each of them. This may make it more difficult and less cost efficient for us to compete successfully across the whole mobile device market against more specialized competitors and to leverage our scale and other competitive advantages to the fullest extent. The increased segmentation and diversification of the mobile device market may also have a negative impact on our ability to accurately estimate and forecast the global and regional industry volumes and value of the mobile device market and, consequently, the actual industry volumes and value of the mobile device market may from time to time be higher or lower than estimated or forecasted by us.

Traditional Mobile Devices: Competition continues to be intense in the traditional mobile device market from both traditional mobile device manufactures, as well as other participants such as mobile network operators offering devices under their own brand. In this market, participants compete primarily on the basis of the lowest total cost of ownership for basic voice and messaging mobile phones, as well as the ability to offer mobile phones that balance cost of ownership with style and added locally relevant functionality, such as Internet connectivity, applications and content. Some of our competitors, particularly new entrants, have used, and we expect will continue to use, more aggressive pricing and marketing strategies, different design approaches and alternative technologies which consumers may prefer over our offering of mobile phones.

Additionally, some competitors have chosen to focus on building mobile phones based on commercially available components, software and content, in some cases available at very low or no cost, which may enable them, at times, to introduce their products and services faster and at significantly lower cost to them and the consumer than we may be able to do. More recently, we are facing competition from vendors of both legitimate, as well as unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets. The entry barriers for these new market entrants are relatively low as they are able to take advantage of licensed and unlicensed commercially available free or low cost components, software and content. Some of our competitors may also benefit from governmental support in their home countries and other measures that may have protectionist objectives. These factors could reduce the price competitiveness of our traditional mobile devices and have a material adverse effect on our sales.

Converged Mobile Devices: The competitive environment, including the competitive means, in the converged mobile device market differs from the traditional mobile device market. Competition in the converged device market is focused on the ability to bring a range of services, including applications and content, and advanced smartphone technologies together to address the market for feature-rich mobile devices offering Internet access, various means of messaging, media, music, entertainment, navigation, location-based and other services. The ability to create a rich user experience for consumers and to attract third parties to develop and provide a wide variety of applications and content are important competitive factors in the converged mobile device market. As a result, we face competition not only from traditional mobile device manufacturers that make converged mobile devices, but also from companies in related industries, such as Internet-based product and service providers, network operators, business device and solution providers and consumer electronics manufacturers, some of whom now manufacture their own mobile devices rather than just certain layers of the devices. Some of those competitors may have more experience, skills, speed of execution and scale in certain segments of the converged mobile device market, such as Internet services; be viewed as more attractive partners for application developers and content providers resulting in more potentially appealing services for consumers; have a stronger market presence and brand recognition for their converged mobile devices; or generally be able to adjust their business models and operations in a more effective and timely manner to the developing requirements of the converged mobile device market. Further, as the industry now includes increasing numbers of participants that provide specific hardware and software layers within our converged mobile devices and services and their combinations, we also face competition at the level of those layers rather than solely at the level of complete products and services and their combinations. In some of those layers, we may have more limited experience and scale than our competitors.

Some competitors may also provide competing software, such as software platforms, and services for free or at substantially lower prices to other competitors of ours, thereby facilitating their entry into the converged mobile device market with potentially lower cost devices. This may negatively impact demand for our converged mobile devices if we are not able to provide similar offerings. We believe our scale and other competitive advantages in the traditional mobile device market are alone not sufficient to compete successfully in the converged mobile device market. If we cannot respond successfully to the competitive requirements in the converged mobile device market, our business and results of operations, particularly our profitability, may be materially adversely affected.

Digital Map Data and Related Location-based Content: In order to be competitive, NAVTEQ’s digital map data and related location-based content needs to be positively differentiated from that of its competitors through the quality, accuracy, freshness, relevance and richness of content, and the availability of services to enable the use of, and payment for, such content. With respect to digital map data and related location-based content, several global and local companies, as well as governmental and quasi-governmental agencies, are making more map data with improving coverage and content, and high quality, available free of charge or at lower prices. Aerial, satellite and other location-based imagery is also becoming increasingly available. Those developments may encourage new market entrants, cause business customers to incorporate map data from sources other than NAVTEQ or reduce the demand for fee-based products and services which incorporate NAVTEQ’s map database. If we cannot positively differentiate our digital map data and related location-based content from our competitors’ similar offerings or if we fail in finding competitive business models for our business customers, our business and results of operations, particularly our profitability, may be materially adversely affected.

Mobile and Fixed Network Infrastructure and Related Services: The competitive environment in the mobile and fixed network infrastructure and related services market continues to be intense and is characterized by equipment price erosion, a maturing of industry technology and intense price competition. Moreover, mobile network operators’ possible saving targets are reducing the amount of available business resulting in increased competition and pressure on pricing and profitability. Nokia Siemens Networks competes with companies that have larger scale and higher margins affording them more flexibility on pricing, while some competitors may have stronger customer finance possibilities due to internal policies or governmental support, for example in the form of trade guarantees, allowing them to offer products and services at very low prices. The recently announced plan by Nokia Siemens Networks to improve its financial performance and increase its profitability, which includes a reorganization of its business units, may consume significant time, attention and resources of Nokia Siemens Networks management and result in its customers being more intensively targeted by competitors during the plan implementation period. If we cannot respond successfully to the competitive requirements in the fixed network infrastructure and related services market, our business and results of operations, particularly our profitability, may be materially adversely affected.

Any actual or even alleged defects or other quality, safety and security issues in our products and services and their combinations, including but not limited to the hardware, software and content used in our products, or any loss, improper disclosure or leakage of any personal or consumer data collected by us, made available to us or stored in or through our products and services, could materially adversely affect our sales, results of operations, reputation and the value of the Nokia brand.

Our products and services and their combinations are highly complex, and defects in their design, manufacture and associated hardware and software have occurred and may occur in the future. Due to the very high production volumes of many of our mobile devices, even a single defect in their design, manufacture or associated hardware, software and content may have a material adverse effect on our business. Our converged mobile devices incorporate numerous functionalities, feature computer-like and consumer electronics-like hardware and are powered by sophisticated software. This complexity and the need for the seamless integration of the hardware, software and services elements and compatibility with other relevant technologies to create a rich user experience may also increase the risk of quality issues in our converged mobile devices. Further, our mobile device portfolio is subject to continuous renewal which, particularly during periods of significant portfolio renewals, may increase the risk of quality issues related to our new devices. In the network infrastructure business, the undisturbed functioning of large mobile and fixed telecommunications networks may depend, among other things, on the proper functioning of our products and services. We make provisions to cover our estimated warranty costs for our products and services. We believe that our provisions are appropriate, although the ultimate outcome may differ from the provided level which could have a positive or negative impact on our results of operations and financial condition.

Defects and other quality issues may result from, among other things, failures in our own product and service creation and manufacturing processes, failures of our suppliers to comply with our supplier requirements or failures in products and services created jointly with collaboration partners or other third parties where the development and manufacturing process is not fully in our control. Prior to shipment, quality issues may cause failures in ramping up the production of our products and shipping them to the customers in a timely manner as well as related additional costs or even cancellation of orders by customers. After shipment, products may fail to meet marketing expectations set for them, may malfunction or may contain security vulnerabilities, and thus cause additional repair, product replacement, recall or warranty costs to us and harm our reputation. In case of issues affecting a product’s safety, regulatory compliance or security, we may be subject to damages due to product liability, or defective products or components may need to be replaced or recalled. With respect to our services, quality issues may relate to the challenges in having the services fully operational at the time they are made available to our customers and consumers and maintaining them on an ongoing basis. The use of NAVTEQ’s map data in our customers’ products and services, including Ovi Maps and our mobile devices, involves a possibility of product liability claims and associated adverse publicity. Claims could be made by business customers if errors or defects result in a failure of their products or services, or by end-users of those products or services as a result of actual or perceived errors or defects in the map database. In addition, the business customers may require us to correct defective data, which can be costly, or pay penalties if quality requirements or service level agreements are not satisfied.

Our mobile devices and related accessories are also subject to counterfeiting activities in certain markets. Counterfeit products may erode our brand due to poor quality. Such activities may affect us disproportionately due to our leading market position in mobile devices. Furthermore, our products and services are increasingly used together with hardware, software or service components that have been developed by third parties, whether or not we have authorized their use with our products and services. However, such components, such as batteries or software applications and content, may not be compatible with our products and services and may not meet our and our customers’ and consumers’ quality, safety, security or other standards. Additionally, certain components or layers that may be used with our products may enable our products and services to be used for objectionable purposes, such as to transfer content that might be illegal, hateful or derogatory. The use of our products and services and their combinations with incompatible or otherwise substandard hardware, software or software components, or for purposes that are inappropriate, is largely outside of our control and could harm the Nokia brand.

Although we endeavor to develop products and services that meet the appropriate security standards, such as data protection, we or our products and services and their combinations may be subject to hacking, viruses, worms and other malicious software, unauthorized modifications or illegal activities that may cause potential security risks and other harm to us, our customers or consumers and other end-users of our products and services. This may affect us disproportionately due to our leading market position in mobile devices, many of which feature industry leading third-party software, solutions and services, as hackers tend to focus their efforts on the most popular products and services. Due to the very high volumes of many of our mobile devices, such events or mere allegations of such events may have a material adverse effect on our business.

In connection with providing our products and services and their combinations to our customers and consumers, in particular with converged mobile devices, certain customer feedback, information on consumer usage patterns and other personal and consumer data is collected and stored through our products and services and their combinations either by the consumers or by us. Loss, improper disclosure or leakage of any personal or consumer data collected by us, made available to us or stored in or through our products and services could result in liability to us and harm our reputation and brand. In addition, governmental authorities may use our products or services and their combinations to access the personal data of individuals without our involvement, for example, through so-called lawful intercept capability of network infrastructure. Even perceptions that our products and services and their combinations do not adequately protect personal or consumer data collected by us, made available to us or stored in or through our products and services or that they are being used by third parties to access personal or consumer data could impair our sales or our reputation and brand value.

We are a global company and have sales in most countries of the world and, consequently, our sales and profitability are dependent on the development of the mobile and fixed communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally.

Our sales and profitability depend materially on the development of the mobile and fixed communications industry in numerous diverse markets in terms of the number of new mobile subscribers and the number of existing subscribers who upgrade or replace their existing mobile devices and the growth of the investments made by mobile network operators and service providers. In certain low penetration markets, in order to support a continued increase in mobile subscribers, we continue to be dependent on our own and mobile network operators’ and distributors’ ability to increase the sales volumes of lower cost mobile devices and on mobile network operators to offer affordable tariffs and tailored mobile network solutions designed for a low total cost of ownership. In highly penetrated markets, we are more dependent on our own and mobile network operators’

ability to successfully introduce value-added products and services, such as converged mobile devices that drive the upgrade and replacement of devices, as well as ownership of multiple devices. NAVTEQ is dependent on the development of a wide variety of products and services that use its data, the availability and functionality of such products and services and the rate at which consumers and businesses purchase those products and services. Nokia Siemens Networks is dependent on the pace of the investments made by mobile network operators and service providers. If we and the mobile network operators and distributors are not successful in our attempts to increase subscriber numbers, stimulate increased usage or drive upgrade and replacement sales of mobile devices and develop and increase demand for value-added services, including content and applications, or if mobile network operators and service providers invest in the related infrastructure less than anticipated, our business and results of operations could be materially adversely affected.

As we are a global company with sales in most countries of the world, our sales and profitability are dependent on general economic conditions globally and regionally. The traditional mobile communications industry has matured to varying degrees in different markets and, consequently, the industry is more vulnerable than before to the negative impacts of deteriorations in global economic conditions. Our net sales and profitability were negatively impacted in 2009 by, among other factors, the deteriorated global economic conditions, including weaker consumer and corporate spending, constrained credit availability and currency market volatility. The demand environment, in particular for mobile devices, improved during the latter part of 2009 as the global economy started to show initial signs of recovery. However, there can be no assurances that a sustainable global recovery is underway and about the impact and the timing of any such recovery in the various markets where Nokia does business. Accordingly, if these initial improvements are only temporary or if there is a continuation of, or further deterioration in, the current global economic conditions, this may result in our current and potential customers and consumers postponing or reducing spending on our products and services and their combinations. In addition, mobile network operators may reduce the device subsidies that they offer to the consumers or attempt to extend the periods of contracts that obligate the consumer to use a certain device and postpone or reduce investments in their network infrastructure and related services. The demand for digital map information and other location-based content by automotive and mobile device manufacturers may decline in relation to any further contraction of sales in the automotive and consumer electronics industry.

In addition, any further deterioration in the current global or regional economic conditions may:

•	limit the availability of credit which may have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our distributors, independent retailers and network operator customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us;

•	cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products and services, including applications and content;

•	increase volatility in exchange rates which may increase the costs of our products and services that we may not be able to pass on to our customers and result in significant competitive benefit to certain of our competitors that incur a material part of their costs in other currencies than we do; hamper our pricing; and increase our hedging costs and limit our ability to hedge our exchange rate exposure;

•	result in inefficiencies due to our deteriorated ability to appropriately forecast developments in our industry and plan our operations accordingly, delayed or insufficient investments in new market segments and failure to adjust our costs appropriately;

•	cause reductions in the future valuations of our investments and assets and result in impairment charges related to goodwill or other assets due to any significant underperformance relative to historical or projected future results by us or any part of our business or any significant changes in the manner of our use of acquired assets or the strategy for our overall business;

•	cause lowered credit ratings of our short and long-term debt or their outlook from the credit rating agencies and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our interest costs associated with any new debt instruments;

•	result in failures of derivative counterparties or other financial institutions which could have a negative impact on our treasury operations;

•	result in increased and/or more volatile taxes which could negatively impact our effective tax rate; and

•	impact our investment portfolio and other assets and result in impairment.

We currently believe our funding position to be sufficient to meet our operating and capital expenditures in the foreseeable future. However, adverse developments in the global financial markets could have a material adverse effect on our financial condition and results of operations. For a more detailed discussion of our liquidity and capital resources, see Item 5B. “Liquidity and Capital Resources” and Note 33 of our consolidated financial statements included in Item 18 of this annual report.

Our business and results of operations, particularly our profitability, may be materially adversely affected if we are not able to successfully manage costs related to our products and services and their combinations, and to our operations.

We need to introduce cost-efficient products in a timely manner with new or enhanced functionalities and services, manage proactively the costs related to our portfolio of products and services and their combinations, manufacturing, logistics and other operations and mitigate adverse impacts of exchange rate fluctuations related to such costs. If we fail in any of these efforts, this could have a material adverse effect on our business and results of operations, particularly our profitability. We believe that our market position in mobile devices provides economies of scale and, therefore, a cost advantage in many areas of our business compared to our competitors. However, in certain areas of our converged mobile device business, such as software development, applications and content, we do not have a similar scale and cost benefit. Currency fluctuations may also have an adverse impact on our ability to manage our costs and on our cost advantage relative to certain of our competitors who incur a material part of their costs in other currencies than we do. If we fail to maintain or improve our market position and scale compared to our competitors across the range of our products and services, as well as leverage our scale to the fullest extent, or if we are unable to develop or otherwise acquire software, applications and content cost competitively in comparison to our competitors, or if our costs increase relative to those of our competitors due to currency fluctuations, our relative cost advantage may be eroded, which could materially adversely affect our competitive position, business and results of operations, particularly our profitability.

During 2009, we increased our cost-efficiency to adapt to the market situation. We need to continue to manage our operating expenses and other costs to maintain cost efficiency and competitive pricing of our products and services and their combinations. Any failure by us to determine the appropriate prioritization of operating expenses and other costs, to identify and implement on a timely basis the appropriate measures to adjust our operating expenses and other costs accordingly or to maintain reductions could have a material adverse effect on our business, results of operations and financial condition.

The products and services we offer are subject to natural price erosion over their life cycle. In addition, the average selling price of our traditional mobile devices has declined during recent years and it may continue to decline in the future. Factors that adversely impact the average selling price of our mobile devices include the extent to which our customers and consumers do not upgrade their mobile devices, postpone replacement or replace their current device with a lower-priced device, and the extent to which our product mix and sales are weighted towards lower-priced products and our regional mix is weighted towards emerging markets where lower-priced products predominate. Moreover, some of our competitors may continue to reduce their prices resulting in significantly lower profit margins than is customary in this industry, which would lower the average selling price of our devices if we chose for competitive reasons to lower our prices. Our inability to lower our costs at the same rate or faster than the price erosion and declining average selling price of our devices could have a material adverse effect on our business and results of operations, particularly our profitability.

Nokia Siemens Networks also operates in a market that has been and will continue to be subject to price erosion driven by a number of factors including the competitive nature of the market. In 2009, Nokia Siemens Networks achieved savings both in procurement and production costs as well as operating expenses. The inability to continue to lower its costs and expenses however, could have a material adverse effect on Nokia Siemens Networks’ business and results of operations, particularly profitability. In 2009, Nokia Siemens Networks announced a plan to further lower operating expenses and other costs to improve its financial performance and increase profitability. If Nokia Siemens Networks is unable to execute its plan effectively and timely or if the plan fails to achieve the desired results, that may have a material adverse effect on our business, results of operations and financial condition.

Our net sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs, are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies.

We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. Significant volatility in the exchange rates may increase our hedging costs, as well as limit our ability to hedge our exchange rate exposure in particular against unfavorable movements in the exchange rates of certain emerging market currencies. Further, exchange rate fluctuations may have an adverse affect on our net sales, costs and results of operations, as well as our competitive position. Exchange rate fluctuations may also make our pricing more difficult as our products may be re-routed by the distribution channels for sale to consumers in other geographic areas where sales can be made at more favorable exchange rates by those channels. Further, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro as well as the market price of our ADSs. For a more detailed discussion of exchange risks, see Item 5A. “Operating Results—Certain Other Factors—Exchange Rates” and Note 33 of our consolidated financial statements included in Item 18 of this annual report.

We depend on a limited number of suppliers for the timely delivery of sufficient quantities of fully functional components, sub-assemblies, software, applications and content and for their compliance with our supplier requirements, such as our own and our customers’ and consumers’ product quality, safety, security and other standards. Their failure to deliver or meet those requirements could materially adversely affect our ability to deliver our products and services and their combinations successfully and on time.

Our manufacturing operations depend on obtaining sufficient quantities of fully functional components, sub-assemblies, software, applications and content on a timely basis. In mobile devices, our principal supply requirements are for electronic components, mechanical components, software, applications and content, which all have a wide range of applications in our products. Electronic components include chipsets, integrated circuits, microprocessors, standard components, printed wiring boards, sensors, memory devices, cameras, audio components, displays, batteries and chargers, while mechanical components include covers, connectors, key mats, antennas and mechanisms. Software, applications and content include various third-party software, applications and content that enable various functionalities and services to be added into our products, such as Internet access, various means of messaging, media, music, entertainment, navigation, location-based and other services. Nokia Siemens Networks’ components and sub-assemblies sourced and manufactured by third-party suppliers include Nokia Siemens Networks-specific integrated circuits and radio frequency components; servers; sub-assemblies such as printed wire board assemblies, filters, combiners and power units; and cabinets.

In some cases, our dependence on third-party suppliers has increased as a result of our strategic decisions to outsource certain activities, for example parts of our own chipset R&D and to expand the use of commercially available chipsets. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies, increase prices or be unable to increase supplies to meet increased demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and services and their combinations on a timely basis. Moreover, a supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ and consumers’ product quality, safety, security and other standards, and consequently some of our products and services and their combinations may be unacceptable to us and our customers and consumers, or may fail to meet our quality controls. In case of issues affecting a product’s safety or regulatory compliance, we may be subject to damages due to product liability, or defective products, components or services may need to be replaced or recalled. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties or even insolvency or closure of its business, in particular due to difficult economic conditions. Due to our high volumes, any of these events could delay our successful and timely delivery of products and services and their combinations that meet our and our customers’ and consumers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and results of operations or our reputation and brand value. See Item 4B. “Business Overview—Devices & Services—Production“and “—Nokia Siemens Networks—Production” for a more detailed discussion of our production activities.

Possible consolidation among our suppliers could potentially result in larger suppliers with stronger bargaining power and limit the choice of alternative suppliers, which could lead to an increase in the cost, or limit the availability, of components that may materially adversely affect our sales and results of operations. The intensive competition among our suppliers and the resulting pressure on their profitability, as well as negative effects from shifts in demand for components and sub-assemblies, may result in the exit of certain suppliers from our industry and decrease the ability of some suppliers to invest in the innovation that is vital for our business. Further, our dependence on a limited number of suppliers that require purchases in their home country foreign currency increases our exposure to fluctuations in the exchange rate between the euro, our reporting currency, and such foreign currency and, consequently, may increase our costs which we may not be able to pass on to our customers.

Many of the production sites of our suppliers are geographically concentrated. In the event that any of these geographic areas is generally affected by adverse conditions that disrupt production and/or deliveries from any of our suppliers, this could adversely affect our ability to deliver our products, services, and their combinations on a timely basis, which may materially adversely affect our business and results of operations.

We are developing new technologies, products and services, including applications and content, in collaboration with other companies. We believe that success in the converged mobile device market in particular requires such collaboration and partnering. If any of those companies were to fail to perform as planned or if we fail to achieve the collaboration or partnering arrangements needed to succeed, we may not be able to bring our products and services to market successfully or in a timely way and this could have a material adverse effect on our sales and results of operations.

We are increasingly collaborating and partnering with third parties to develop technologies, products and services, including applications and content. These arrangements involve the commitment by each party of various resources, including technology, research and development efforts, and personnel. Our ability to collaborate and partner successfully is increasingly important to the success of our converged mobile devices and the Internet and other services we incorporate into our devices. Although the objective of the collaborative and partnering arrangements is a mutually beneficial outcome for each party, our ability to introduce new products and services and their combinations that meet our and our customers’ and consumers’ quality, safety, security and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: we fail to engage the right partners or we are unable to collaborate and partner effectively to reach the targets set for the collaboration; the arrangements with the parties we work with do not develop as expected; the technologies provided by the parties we work with are not sufficiently protected or infringe third parties’ intellectual property rights in a way that we cannot foresee or prevent; the technologies, products or services supplied by the parties we work with do not meet the required quality, safety, security and other standards or customer needs; our own quality controls fail; or the financial condition of our collaborative partners deteriorates which may result in underperformance by the collaborative partners or insolvency or closure of the business of such partners. Any further deterioration of the global economic conditions may decrease the number of collaborative partners and limit the ability of the remaining collaborative partners to invest in their technologies, products and services. Our increasing reliance on collaborative partnering for Nokia-branded or co-branded products and services and their combinations may result in more variable quality due to our more limited control which may have a negative effect on our reputation and erode the value of the Nokia brand. Any of these events could materially adversely affect our sales and results of operations.

Our sales and results of operations could be materially adversely affected if we fail to efficiently manage our manufacturing, service creation and delivery as well as logistics without interruption or make timely and appropriate adjustments, or fail to ensure that our products and services meet our and our customers’ and consumers’ requirements and are delivered on time and in sufficient volumes.

Our product manufacturing, service creation and delivery as well as logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve efficiency and flexibility of our manufacturing, service creation and delivery as well as logistics and to produce, create and distribute continuously changing volumes. We may experience difficulties in adapting our supply to meet the changing demand for our products, both ramping up and down production at our facilities as needed on a timely basis; maintaining an optimal inventory level; adopting new manufacturing processes; finding the most timely way to develop the best technical solutions for new products; managing the increasingly complex manufacturing process for our high-end products, particularly the software for those products; or achieving manufacturing efficiency and flexibility, whether we manufacture our products and create our services ourselves or outsource to third parties. We may also face challenges in retooling our manufacturing processes to accommodate the production of devices in smaller lot sizes to customize devices to the specifications of certain mobile networks operators or to comply with regional technical standards. Further, we may experience challenges in having our services fully operational at the time they are made available to customers and consumers, including issues related to localization of the services to numerous markets and to the integration of our services with, for example, billing systems of network operators.

We may also experience challenges caused by third parties or other external difficulties in connection with our efforts to modify our operations to improve the efficiency and flexibility of our manufacturing, service creation and delivery as well as logistics, including, but not limited to, strikes, purchasing boycotts, public harm to the Nokia brand and claims for compensation resulting from our decisions on where to locate our manufacturing facilities and business. Such difficulties may have a material adverse effect on our business and results of operations and may result from, among other things, delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing, service creation and delivery as well as logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Such failures or interruptions could result in our products and services not meeting our and our customers’ and consumers’ quality, safety, security and other requirements, or being delivered late or in insufficient or excess volumes compared to our own estimates or customer requirements, which could have a material adverse effect on our sales, results of operations, reputation and the value of the Nokia brand.

Our products and services and their combination include increasingly complex technologies, some of which have been developed by us or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and services and/or costly and time-consuming litigation, which could have a material adverse effect on our business, results of operations and financial condition.

Our products and services and their combination include increasingly complex technologies, some of which have been developed by us or licensed to us by third parties. As the amount of such proprietary technologies and the number of parties claiming intellectual property rights continues to increase, even within individual products, as the range of our products and services and their combination becomes more diversified and we enter new businesses, and as the complexity of the technology increases, the possibility of alleged infringement and related intellectual property claims against us continues to rise. The holders of patents and other intellectual property rights potentially relevant to our products and services and their combination may be unknown to us, may have different business models, may refuse to grant licenses to their proprietary rights, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could impair our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components and various layers in our products and services and their combinations, or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers’ use of our products and services, and such claims may also influence consumer behavior.

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

From time to time, some existing patent licenses may expire or otherwise become subject to renegotiation. The inability to renew or finalize such arrangements with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products and services, including applications and content, and could result in payments that potentially could have a material adverse effect on our operating results and financial condition. These legal proceedings may continue to be expensive and time-consuming and divert the efforts of our management and technical personnel from our business, and, if decided against us, could result in restrictions on our ability to sell our products and services, including applications and content, require us to pay increased licensing fees, substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our business, results of operations and financial condition.

Our patent license agreements may not cover all the future businesses that we may enter; our existing businesses may not necessarily be covered by our patent license agreements if there are changes in Nokia’s corporate structure or in companies under Nokia’s control; or our newly-acquired businesses may already have patent license agreements with the terms that differ from similar terms in our patent license agreements. This may result in increased costs, restrictions to use certain technologies or time-consuming and costly disputes whenever there are changes in our corporate structure or in companies under our control, or whenever we enter new businesses or acquire new businesses.

We make accruals and provisions to cover our estimated total direct IPR costs for our products and services and their combinations. The total direct IPR cost consists of actual payments to licensors, accrued expenses under existing agreements and provisions for potential liabilities. We believe that our accruals and provisions are appropriate for all technologies owned by others. The ultimate outcome, however, may differ from the provided level which could have a positive or negative impact on our results of operations and financial condition.

Any restrictions on our ability to sell our products and services and their combinations due to expected or alleged infringements of third-party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into a licensing agreement. If licensing agreements were not available or available on commercially acceptable terms, we could be precluded from making and selling the affected products and services, or could face increased licensing costs. As new features are added to our products and services and their combinations, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results. See Item 4B. “Business Overview—Devices & Services—Patents and Licenses”, “—NAVTEQ—Patents and Licenses” and “—Nokia Siemens Networks—Patents and Licenses” for a more detailed discussion of our intellectual property activities.

Our products and services and their combination include numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our business and results of operations.

Our products and services and their combination include numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies on which we depend. Despite the steps that we have taken to protect our technology investment with intellectual property rights, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other intellectual property rights will be sufficiently broad to protect our technology. Third parties may infringe our intellectual property relating to our non-licensable proprietary features or by ignoring their obligation to seek a license.

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

Our sales derived from, and assets located in, emerging market countries may be materially adversely affected by economic, regulatory and political developments in those countries or by other countries imposing regulations against imports to such countries. As sales from those countries represent a significant portion of our total sales, economic or political turmoil in those countries could materially adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to other risks and uncertainties.

We generate sales from and have manufacturing facilities located in various emerging market countries. Sales from those countries represent a significant portion of our total sales and those countries represent a significant portion of any expected industry growth. Accordingly, economic or political turmoil in those countries could materially adversely affect our sales and results of operations and the supply of devices and network infrastructure equipment manufactured in those countries. Further, the economic conditions in emerging market countries may be more volatile than in developed countries and the purchasing power of our customers and consumers in those countries depends to a greater extent on the price development of basic commodities and currency fluctuations which may render imported products too expensive to afford. Our business and investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable or unpredictable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. See Note 2 to our consolidated financial statements included in Item 18 of this annual report for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

Changes in various types of regulation and trade policies in countries around the world could have a material adverse effect on our business and results of operations.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work and our customers do business. As a result, changes in various types of regulations, their application and trade policies applicable to current or new technologies, products and services including applications and content may adversely affect our business and results of operations. For example, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of those networks. Export control, tariffs or other fees or levies imposed on our products and services and environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products and services, as well as new services including applications and content related to our products, could also adversely affect our sales and results of operations. For example, copyright collecting societies in several member states of the European Union claim that due to their capability to play and store copyrighted content, mobile devices should be subject to similar copyright levies that are charged for products such as compact disc, digital video disc or digital audio players. Any new or increased levies and duties could result in costs which we may not be able to pass on to our customers or in higher prices for our products and services and their combinations, which may impair their demand. In addition, changes in various types of regulations or their application with respect to taxation or other fees collected by governments or governmental agencies may result in unexpected payments to be made by us.

The impact of changes in or uncertainties related to regulation and trade policies could affect our business and results of operations adversely even though the specific regulations do not always directly apply to us or our products and services, including applications and content. In addition to changes in regulation and trade policies, our business may be adversely affected by local business culture and general practices in some regions that are contrary to our code of conduct. Further, our business and results of operations may be adversely affected by regulation and trade policies favoring the local industry participants as well as other measures with potentially protectionist objectives which host governments in different countries may take, particularly in response to difficult global economic conditions.

Our operations rely on the efficient and uninterrupted operation of complex and centralized information technology systems and networks. If a system or network inefficiency, malfunction or disruption occurs, this could have a material adverse effect on our business and results of operations.

Our operations rely to a significant degree on the efficient and uninterrupted operation of complex and centralized information technology systems and networks, which are integrated with those of third parties. All information technology systems are potentially vulnerable to damage, malfunction or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network malfunction and disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, any malfunction or disruption of our current or future systems or networks such as an outage in a telecommunications network utilized by any of our information technology systems, attack by a virus or other event that leads to an unanticipated interruption or malfunction of our information technology systems or networks could have a material adverse effect on our business and results of operations. Furthermore, any data leakages resulting from information technology security breaches could also materially adversely affect us. Also, failures to successfully utilize information technology systems and networks in our operations may impair our operational efficiency or competitiveness which could have a material adverse effect on our business and results of operations.

If we are unable to retain, motivate, develop and recruit appropriately skilled employees, our ability to implement our strategies may be hampered and, consequently, could have a material adverse effect on our business and results of operations.

We must continue to retain, motivate, develop through constant competence training, and recruit appropriately skilled employees with a comprehensive understanding of our current and future businesses, technologies, software, products and services. This is particularly the case in our converged mobile devices business where we need highly-skilled, innovative and solutions-oriented personnel. While we have reduced our personnel through various targeted measures due to difficult global economic conditions and may need to do so further in the future, we seek to create a corporate culture that is motivating, encourages creativity and continuous learning as competition for skilled personnel remains keen. We are also continuously developing our compensation and benefits policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and materially harm our business and results of operations.

An unfavorable outcome of litigation could have a material adverse effect on our business, results of operations and financial condition.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy, disruptive to normal business operations and divert the efforts of our management. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, results of operations and financial condition.

We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may vary materially from estimates. We believe that our provisions for pending litigation are appropriate. The ultimate outcome, however, may differ from the provided level which could have a positive or negative impact on our results of operations and financial condition.

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

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. A substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by safety standards set by, and recommendations of, public health authorities, present no adverse effect on human health. We cannot, however, be certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that could have a material adverse effect on our sales, results of operations and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Over the past nine years Nokia has been involved in several class action matters alleging that Nokia and other manufacturers and cellular service providers failed to properly warn consumers of alleged potential adverse health effects and failed to include headsets with every handset to reduce the potential for alleged adverse health effects. All but one of these cases have been withdrawn or dismissed, with one dismissal currently on appeal. In addition, Nokia and other mobile device manufacturers and cellular service providers were named in five lawsuits by individual plaintiffs who allege that radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor.

Although Nokia products and services and their combinations are designed to meet all relevant safety standards and recommendations globally, even a perceived risk of adverse health effects of mobile devices or base stations could have a material adverse effect on us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a material adverse effect on our reputation and brand value, results of operations as well as share price.

Nokia Siemens Networks

In addition to the risks described above, the following are risks primarily related to Nokia Siemens Networks that could affect Nokia.

In response to its declined market share and deteriorated financial performance, Nokia Siemens Networks announced in 2009 a plan to improve its financial performance by reducing operating expenses and other costs and increasing profitability. If Nokia Siemens Networks is unable to execute its plan effectively and timely or if the plan fails to achieve the desired results, that may have a material adverse effect on our business, results of operations and financial condition.

The market share and financial performance of Nokia Siemens Networks deteriorated in 2009 and the competitive environment in the mobile and fixed network infrastructure and related services market continued to be intense. In response to this, Nokia Siemens Networks announced in November 2009 a plan to improve its financial performance and increase its profitability. The plan includes a reorganization of the company’s business units to provide a more customer-focused structure, as well as extensive operating expense, production overhead and procurement cost reductions. The plan also includes a global personnel review with possible reductions.

Executing this plan may consume significant time, attention and resources of Nokia Siemens Networks’ management which could harm its business. Nokia Siemens Networks customers may be more intensively targeted by competitors during the plan implementation period. Further, the possible personnel reductions may result in reduced productivity and dissatisfaction among employees and lead to loss of key personnel. These factors may have a more pronounced adverse impact due to Nokia Siemens Networks having been subject to various restructuring measures in the past. If Nokia Siemens Networks fails to execute its plan successfully, its market share may decline further which could result in the loss of scale benefits and reduce its competitiveness and its financial performance may deteriorate further. See Item 4B. “Business Overview—Nokia Siemens Networks—Overview” and Item 5A. “Operating and Financial Review and Prospects—Operating Results—Principal Factors and Trends Affecting our Results of Operations—Nokia Siemens Networks” for more details.

As part of its strategy to increase its competitiveness Nokia Siemens Networks has expanded its enterprise mobility infrastructure as well as its managed services, systems integration and consulting businesses through acquisitions and collaborative arrangements, such as partnering with third parties. Nokia Siemens Networks expects to make further investments in these areas in a focused manner. If Nokia Siemens Networks fails to increase its competitiveness through these and other measures or if there is a further deterioration of Nokia Siemens Networks financial performance, this may have a material adverse effect on our business, results of operations and financial condition, and we may need to make further impairment charges.

Nokia Siemens Networks is a company jointly owned by Nokia and Siemens and consolidated by Nokia. Accordingly, the financial performance of Nokia Siemens Networks, including the announced measures targeted to improve it, may also require further support from the shareholders of Nokia Siemens Networks in the form of additional financing, guarantees, consents or agreements by the shareholders regarding measures planned by its management, or through other means. If Nokia Siemens Networks fails to achieve such support from its shareholders, our business, results of operations and financial condition could be materially adversely affected.

The networks infrastructure and related services business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may have a material adverse effect on our business, results of operations and financial condition.

Large multi-year contracts, which are typical in the networks infrastructure and related services business, include a risk that the timing of sales and results of operations associated with those contracts will differ from what was expected when the contracts were entered into. Moreover, such contracts often require the dedication of substantial amounts of working capital and other resources, which affects our cash flow negatively, or may require Nokia Siemens Networks to sell products, services and solutions in the future that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products. Any non-performance by Nokia Siemens Networks under those contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings, such as penalties for contract violations.

Providing customer financing or extending payment terms to customers can be a competitive requirement in the network infrastructure and related services business and may have a material adverse effect on our business, results of operations and financial condition.

Customers in some markets sometimes require their suppliers, including Nokia Siemens Networks, to arrange, facilitate or provide financing in order to obtain sales or business. They may also require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. In response to the tightening of the credit markets in 2009, requests for customer financing have increased in volume and scope. However, during 2009, Nokia Siemens Networks reduced the amount of financing it provided directly to its customers. Rather, as a strategic market requirement Nokia Siemens Networks has primarily arranged and facilitated, and plans to continue to arrange and facilitate, financing to a number of customers, typically supported by Export Credit or Guarantee Agencies (“ECA’s”). In the event that those agencies face future constraints in their ability or willingness to provide financing to Nokia Siemens Networks’ customers, it could have a material adverse affect on our business. Nokia Siemens Networks has agreed to extend payment terms to a number of customers, and it will continue to do so. Extended payment terms may continue to result in a material aggregate amount of trade credits. Even when the associated risk is mitigated by the fact that the portfolio relates to a variety of customers, defaults in the aggregate could have a significant adverse effect on us.

We cannot guarantee that Nokia Siemens Networks will be successful in arranging, facilitating or providing needed financing, including extending payment terms to customers, particularly in difficult financial market conditions. In addition, certain of Nokia Siemens Networks’ competitors may have greater access to credit financing than Nokia Siemens Networks does that could adversely affect its ability to compete successfully for business in the network infrastructure sector. Nokia Siemens Networks’ ability to manage its total customer finance and trade credit exposure depends on a number of factors, including its capital structure, market conditions affecting its customers, the level and terms of credit available to Nokia Siemens Networks and to its customers, the cooperation of the ECA’s and its ability to mitigate exposure on acceptable terms. Nokia Siemens Networks may not be successful in managing the challenges connected with the total customer financing and trade credit exposure that it may have from time to time. While defaults under financings and trade credits to Nokia Siemens Networks’ customers resulting in impairment charges and credit losses have not been a significant factor for us, these may increase in the future. See Item 5B. “Liquidity and Capital Resources—Structured Finance,” and Note 33(b) to our consolidated financial statements included in Item 18 of this annual report for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.

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

The internal review by Nokia Siemens Networks and Nokia is complete. Siemens has informed us that its own investigation is also complete. Although the government investigations of Siemens by German and United States authorities have been concluded and resolved, investigations in other countries continue, as well as investigations of Siemens employees and other individuals. Accordingly, until these investigations are complete and the matter resolved, it is not possible to ensure that Siemens employees who may have been involved in the alleged violations of law were not transferred to Nokia Siemens Networks. Nor is it possible to predict the extent to which there may be undetected additional violations of law that may have occurred prior to the transfer that could result in additional investigations or actions by government authorities. Such actions have, and could include criminal and civil fines, tax liability, as well as other penalties and sanctions. To date, none of the substantial fines imposed on Siemens by regulators in Germany and the United States has applied to Nokia Siemens Networks or Nokia. It is also not possible to predict whether there have been any ongoing violations of law after the formation of Nokia Siemens Networks involving the assets and employees of the Siemens carrier-related operations that could result in additional actions by government authorities. The development of any of these situations could have a material adverse effect on Nokia Siemens Networks and our reputation, business, results of operations and financial condition. In addition, detecting, investigating and resolving such situations have been, and might continue to be, expensive and consume significant time, attention and resources of Nokia Siemens Networks and our management, which could harm our business and that of Nokia Siemens Networks.

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

4A. History and Development of the Company

At Nokia, we are committed to connecting people, combining advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device—from mobile phones to advanced smartphones and high performance mobile computers. Nokia is a pioneer in advancing mobile technology to enrich people’s lives and helping to drive sustainability. Today, Nokia is integrating its devices with innovative services through Ovi, our Internet services brand, including music, navigation, media and messaging. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

For 2009, our net sales totaled EUR 41.0 billion (USD 58.7 billion) and operating profit was EUR 1.2 billion (USD 1.7 billion). At the end of 2009, we employed 123 553 people; had production facilities for mobile devices and network infrastructure in nine countries; sales in more than 160 countries; and a global network of sales, customer service and other operational units.

History

During our 145 year history, Nokia has evolved from its origins in the paper industry to become the world leader in mobile communications. Today, Nokia brings mobile devices and services to more than one billion people from virtually every demographic segment of the population.

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

•	Mobile communications evolved rapidly during the 1990s and early 2000s, creating new opportunities for devices in entertainment and enterprise use. This trend—where mobile devices increasingly support the features of single-purposed product categories such as music players, cameras, pocketable computers and gaming consoles—is often referred to as digital convergence.

•	Nokia Siemens Networks began operations on April 1, 2007. The company, jointly owned by Nokia and Siemens and consolidated by Nokia, combined Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks.

•	Since 2007, we have continued to develop our services offering with acquisitions of key technologies, content and expertise. For example, in 2008 we acquired NAVTEQ, a leading provider of comprehensive digital map information and related location-based content and services. In 2009, we acquired certain assets of cellity, a mobile software company that has developed a solution for aggregating address book data, as well as certain assets of Plum Ventures, Inc that develops and operates a cloud-based social media sharing and messaging service for private groups. We also acquired Dopplr Oy, a mobile service provider for international travelers. These acquisitions along with others have brought us additional Internet services expertise and are enabling us to accelerate the delivery of services we offer through Ovi, our Internet services brand.

•	In 2008, we completed the acquisition of Symbian Limited, the company that developed and licensed Symbian operating system, the market-leading smartphone software platform. The acquisition was an important step by Nokia and industry partners to develop Symbian operating system into an open and unified mobile software platform. Symbian Foundation, a non-profit organization, now manages the platform which has been fully open source and available royalty-free since February 2010.

•	As part of our efforts to concentrate on services that we have identified as core to Nokia’s offering, we have also made disposals, including, most recently, the sale of Identity Systems, an enterprise software development business; the sale of our security appliance business; and the sale of Symbian Professional Services.

Organizational Structure

We have three operating and reportable segments for financial reporting purposes: Devices & Services; NAVTEQ; and Nokia Siemens Networks.

Devices & Services is responsible for developing and managing our portfolio of mobile devices, which we make for all major consumer segments, as well as designing and developing services, including applications and content, that enrich the experience people have with their mobile devices. Devices & Services also manages our supply chains, sales channels, brand and marketing activities for mobile devices and services and their combinations, and explores corporate strategic and future growth opportunities for Nokia.

NAVTEQ is a leading provider of comprehensive digital map information and related location-based content and services for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. NAVTEQ became a wholly-owned subsidiary of Nokia following the acquisition of NAVTEQ Corporation by Nokia in July 2008.

Nokia Siemens Networks, jointly owned by Nokia and Siemens and consolidated by Nokia, provides mobile and fixed network infrastructure, communications and networks service platforms, as well as professional services, to operators and service providers. Effective January 1, 2010, Nokia Siemens Networks has three business units: Business Solutions; Global Services; and Network Systems.

For a breakdown of our net sales and other operating results by category of activity and geographical location, see Item 5 and Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Other

We primarily invest in research and development, sales and marketing, and building the Nokia brand. However, over the past few years we have increased our investment in services, including acquiring a number of companies with specific technology assets and expertise. During 2010, we currently expect the amount of capital expenditure, excluding acquisitions, to be approximately EUR 650 million, and to be funded from our cash flow from operations. During 2009, our capital expenditures, excluding acquisitions, totaled EUR 531 million, compared with EUR 889 million in 2008. For further information regarding capital expenditures see Item 5A. “Operating Results” and for a description of capital expenditures by our reportable segments see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

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

Overview

Since the early 1990s, mobile telecommunications penetration has grown rapidly. Today, the majority of the world’s population uses a mobile device for voice and text message communication. Increasingly, people are using multi-functional or converged mobile devices to access digital content and web services and share their experiences. Converged mobile devices are based on programmable software platforms, can run applications such as email, web browsing, navigation and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features. Increasingly, such devices are becoming more affordable for a wider population. The software that powers converged mobile devices has also become increasingly sophisticated, providing greater opportunities for the development of services, including applications and content, that enrich the experiences people have with their mobile device.

With a broad range of mobile devices, an offering of services, including applications and content developed by Nokia and/or third parties, and a global production and sales network, Nokia addresses virtually every demographic and geographic segment worldwide. Increasingly, our resources are targeted at developing and offering unique and compelling combinations of mobile devices and services, together with the appropriate technological infrastructure, to create a rich user experience. We do, however, continue to offer both mobile devices and services on a stand-alone basis. More and more mobile devices, including many of our most affordable models sold predominantly in emerging markets, offer Internet connectivity and are equipped with GPS, and we believe that these features, especially in combination, will play a pivotal role in the future development of the market for mobile devices and services across different geographies. An important part of our services strategy is Ovi, our Internet services brand, under which we integrate many of our individual services to simplify as well as enrich the experience people have with their Nokia mobile device. For example, the latest version of Ovi Maps for our smartphones includes high-end car and pedestrian navigation at no extra cost to the user. Another service is Ovi Mail, a free email service designed especially for users in emerging markets with Internet-enabled devices. Most of the world’s population will access the Internet and send an email for the first time using a mobile device rather than a PC, and it is Nokia’s aim to bring consumers around the world the tools they need to do that.

We currently address the needs of our customers in three categories—mobile phones, smartphones and mobile computers—which represent target segments for Nokia’s portfolio of mobile devices and services. In each of these categories, we deploy different software platforms for our mobile devices designed to balance usability, features and cost in a flexible manner. Our mobile phones are based on the Series 30 or Series 40 software platforms, our smartphones on the Symbian software platform, and our mobile computers on the Maemo software platform which, during 2010, will be merged with Intel’s Moblin software platform to create MeeGo, a unified software platform for future computing devices. By deploying different software platforms, Nokia is able to address a wide range of market segments, price points and user groups in virtually every geography worldwide, which we would not be able to do if we limited ourselves to deploying one software platform on our mobile devices. We describe our software platforms in more detail in the discussion of our Mobile Phones, Smartphones and Mobile Computers sub-units below. In addition to our Nokia-branded mobile devices, we also manufacture and sell luxury mobile devices under the Vertu brand. Vertu sells products through 70 Vertu stores and over 600 points of sale in over 60 countries.

A key part of our software strategy consist of cross-platform development technologies, or layers of software, such as Qt and Web Runtime, that run across different software platforms. Such technologies enable developers to create applications for a variety of software platforms in the mobile market. Qt technology is developed by Qt Development Frameworks, formerly Trolltech, which Nokia acquired in 2008, and Nokia has since brought Qt technology to Symbian and Maemo to simplify application development on those software platforms. By using Qt’s programming interface, developers are able to build their applications once and simultaneously deploy them on Symbian and Maemo as well as other mobile and desktop computing platforms without having to rewrite the source code. Over the past few years we have increased our research and development in services and supporting software and have made a number of strategic acquisitions, like Trolltech, to bring us the knowledge and technology that we believe we need to compete effectively in the design, development and deployment of our services.

Mobile Phones

Our Mobile Phones sub-unit addresses markets where there has been, and we believe there continues to be, significant potential for growth in mobile devices, as well as where we believe there is significant potential for growth in services. Mobile Phones covers our portfolio of mobile devices powered by the Series 30 and Series 40 software platforms, as well as the services and accessories we sell with them.

Our Series 30 software platform powers our most cost-effective voice and messaging phones. Those devices have voice capability, basic messaging and calendar features, and, increasingly, color displays, radios, basic cameras and Bluetooth functionality. They are targeted at consumers for whom a low total cost of ownership is most important. Series 30 does not offer opportunities for application development by third parties.

Our Series 40 software platform currently powers the majority of our mobile phone models and supports more functionalities and applications, such as Internet connectivity. Those devices are targeted at consumers for whom a balance between cost of ownership, functionality and style is most important. Series 40 is open to third-party developers to build Java and Adobe Flash Lite applications and content, which they can make available through Ovi Store, Nokia’s one-stop shop for applications and content. Applications and content for Series 40-based devices include games, video, wallpapers, ringtones and social networking applications.

New additions to our portfolio of mobile phones in 2009 included the following.

•	Nokia 2323 classic, an affordable mobile device offering an FM radio with recording and an Internet browser.

•	Nokia 2330 classic, an affordable mobile device equipped with an integrated camera.

•	Nokia 3720 classic, a rugged handset designed to resist water, dust and shock.

•	Nokia 5130 XpressMusic, an affordable handset optimized for music and equipped with a 2 megapixel camera.

•	Nokia 6303 classic, featuring a 3.2 megapixel camera, an Internet browser and long battery life.

•	Nokia 6700 classic, equipped with a 5 megapixel camera, assisted GPS navigation and high speed data access.

•	Nokia X3, an affordable music device with stereo speakers, built-in FM radio and a 3.2 megapixel camera.

To create additional value for users of our Series 30 and Series 40-based mobile phones, we also offer a range of services that can be accessed with them. One such service is Nokia Life Tools, which enables consumers to access timely and relevant agricultural information, as well as education and entertainment services, without requiring the use of GPRS or Internet connectivity. During 2009, we launched the service in India and Indonesia, and we plan to introduce the service to additional emerging markets during 2010.

Nokia has also developed Ovi Mail, a free email service designed especially for users in emerging markets with Internet-enabled devices. The service can be set up and accessed without ever needing a PC. Ovi Mail launched in late 2008, and by March 2010 more than 6 million accounts had been activated. Ovi Mail is one of a number of Ovi-branded services that users of Nokia Series 40-powered mobile phones can access. More information about these Ovi-branded services can be found in the description of our Smartphones sub-unit below.

During 2009, Nokia introduced Nokia Money, a new mobile financial service. The service is targeted to be rolled out gradually to selected markets in 2010 and will be operated in cooperation with Obopay, a leading developer of mobile payment solutions, in which Nokia has invested. Through the service, people will be able to use their mobile device to manage their personal finances, pay for products or services, as well as add credit to their mobile account. In February 2010, Nokia commenced a commercial pilot in Pune, one of the largest metropolitan areas in India, in partnership with YES BANK.

Smartphones

Our Smartphones sub-unit brings a range of services and advanced smartphone technologies to a broad group of consumers, addressing the market for feature-rich mobile devices offering Internet access, entertainment, location-based and other services, applications and content. Our smartphones are advanced mobile devices optimized for creating, accessing, experiencing and sharing multimedia as well as business use. They are powered by Symbian, a software platform which supports a wide array of functionalities, and provides opportunities for the development of sophisticated applications and content by third parties. Symbian OS, used by Nokia and others in the industry, is the market-leading software platform for smartphones and has been developed by the Symbian Foundation, a non-profit entity, into an open and unified platform. Symbian OS became fully open source and royalty-free in February 2010. In other words, Symbian’s source code is available at no cost, and any individual or organization can now take, use and modify the code for any purpose, whether for a mobile device or for something else entirely.

With smartphones, we capture value from traditional single-purpose product categories, including music players, cameras, pocketable computers, gaming consoles and navigation devices, by bringing combinations of their various functionalities into a single device. While we continue to develop the hardware components of our smartphones, our current focus is on software elements, such as developing the user interface and building the software components that enable the deployment by Nokia and third parties of services, including applications and content, on our smartphones. An equally important focus for us is the successful combination of the hardware, software and services elements to create a rich user experience that positively differentiates us from our competitors.

Smartphones are becoming more affordable for a broader range of consumer groups and geographic markets, as the cost of the relevant technology and hardware decreases. Nokia is increasingly targeting to design and offer lower-priced smartphones in order to cover a much broader range of price points.

Our smartphones category consists of our portfolio of mobile devices powered by Symbian, as well as the services and accessories we sell with them. New additions to our portfolio of smartphones in 2009 included the following.

•	Nokia N97, featuring a tilting 3.5 inch touch display with a full QWERTY keyboard, a 5 megapixel camera, integrated A-GPS sensors and an electronic compass, and 32 GB of on-board memory.

•	Nokia N97 mini, a smaller companion to the Nokia N97, featuring a tilting 3.2 inch touch display, QWERTY keyboard and fully customizable homescreen.

•	Nokia 5230, an affordable touch smartphone that, in select markets, will also be available with Comes With Music, Nokia’s ’all-you-can-eat’ music offering.

•	Nokia 5800 Navigation Edition, a touch handset preloaded with a lifetime of voice-guided Drive and Walk navigation licenses for the user’s region.

•	Nokia E72, a device designed especially for business use and messaging, and featuring a full QWERTY keyboard, a 5 megapixel camera and assisted GPS.

•	Nokia E75, featuring a slide out QWERTY keyboard, 3.2 megapixel camera and assisted GPS.

•	Nokia X6, a powerful, touch entertainment device with 32 GB of on-board memory that, in select markets, is available in combination with Comes With Music.

We continue to develop Ovi, our Internet services brand, under which we integrate many of our individual services to simplify the user experience and differentiate ourselves from our competitors. With Ovi, our focus is on music, navigation, media and messaging, as well as on the tools that enable developers to create applications. All of our smartphones can access the full range of Ovi services, which users can combine as they want, as well as customize their view and experience with Ovi. Certain Ovi services can also be accessed by users of Nokia mobile devices powered by Series 40 and Maemo, as well as by users of certain devices offered by our competitors.

Highlights in the development of Ovi during 2009 included the following.

•	We launched Ovi Store, a one-stop shop for applications and content for millions of Nokia device users. Since the launch of the global store in English, Nokia has rolled out several localized stores featuring local content in multiple languages. Nokia is also partnering with operators around the world to offer mobile billing, enabling users to add purchases made in the store directly to their mobile phone bill. For developers, Ovi Store represents an increasingly important channel through which they can make their applications and content available to Nokia users for free or for a fee. Visitors to the store can choose from a growing assortment, ranging from newspaper applications and games to video and city guides.

•	We continued to develop Ovi Maps, a service that gives consumers access to mapping and, for those with GPS-enabled Nokia mobile devices, navigation. Ovi Maps utilizes NAVTEQ’s digital maps database and is evolving from a static map to a dynamic platform upon which users can add their own content and access location-based services as well as content placed on the map by third parties, such as Lonely Planet, Michelin and WCities. During January 2010, Nokia

introduced a new version of Ovi Maps for its smartphones that includes navigation at no extra cost for consumers available for download on Nokia’s web site. This new version of Ovi Maps includes high-end car and pedestrian navigation features, such as turn-by-turn voice guidance for 74 countries, in 46 languages, and traffic information for more than 10 countries, as well as detailed maps for more than 180 countries.

•	In Russia, we launched Ovi Music, representing the first step to bring Nokia Music Store—our chain of digital music stores—into the Ovi stable of services. During 2010, we plan to migrate our existing Nokia Music Stores in different countries to Ovi Music, bringing a number of benefits such as a single account and a sleek and simple Ovi look and feel and other user experience improvements. The Ovi Music catalog has more than 9 million tracks available for download.

•	For application developers and content providers, we made available the Ovi SDK (software development kit), the Ovi Maps Player API (application programming interface) and Ovi Navigation API, enabling the creation of sophisticated applications for the web as well as the Symbian and Maemo platforms. Ovi developer tools are a key area of focus as we continue to expand our services offering for consumers and create opportunities for developers and content providers.

In addition, we continued to develop additional services for our smartphones. We also work closely with third-party companies, application developers and content providers in areas that we believe could positively differentiate our smartphones from those of our competitors. Highlights in 2009 included the following.

•	We continued to grow Nokia Messaging, our consumer push email and instant messaging service which pushes email from all of the world’s major consumer email services providers—including Gmail, Yahoo! Mail and Windows Live Hotmail—directly to the user’s device. By March 2010, Nokia Messaging was available in more than 100 countries, with agreements in place with more than 70 operators.

•	We continued to expand Comes With Music, where following the purchase of a Comes With Music-edition mobile device, such as the Nokia X6, users can download freely from a catalog of millions of tracks for a pre-defined period of time—typically one year or longer—and keep the music once that period is up. By March 2010, Comes With Music was available in 27 markets, including Brazil and Russia, across a range of Nokia mobile devices.

•	We formed a global alliance with Microsoft to design and market a suite of productivity applications for Nokia’s smartphones, starting with Nokia’s business-optimized Eseries range of devices.

•	We launched Ovi lifecasting, an application developed together with Facebook that enables people to publish their location and status updates directly to their Facebook account from the home screen of a mobile device.

Mobile Computers

Our Mobile Computers sub-unit addresses the market for high-performance, high-end compact computing devices, as well as the services and accessories we sell with them. During 2009, we began shipments of the Nokia N900, based on Maemo 5, the latest version of the Linux-based Maemo software platform which Nokia has previously deployed on its Internet tablets and which, for the first time, supports cellular functionality. Maemo is software that has been developed for computers and its architecture is like that of PC software.

Following an agreement between Nokia and Intel in early 2010, Maemo is being merged with Intel’s Moblin software platform to form a single Linux-based and fully open source platform, MeeGo, for a wide range of computing devices, including pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems. By creating MeeGo, Nokia and Intel plan to accelerate industry innovation and reduce time-to-market for a range of new Internet-based applications and services and exciting user experiences. MeeGo-based devices from Nokia and other manufacturers are expected to be launched later in 2010. As MeeGo will use Qt as its application framework, developers will be able to write applications using Qt that will be portable across Nokia’s devices based on MeeGo as well as our smartphones based on Symbian, increasing the opportunity for them to bring their creations to a larger audience. The plan to merge Maemo and Moblin follows Nokia and Intel’s initial announcement during June 2009 that they are working on developing a new class of device and chipset architectures for future mobile computing devices.

During 2009, Nokia widened its portfolio to include Nokia Booklet 3G, a new Windows 7-based mini-laptop, built for all-day mobility and connectivity. Encased in an ultra-portable aluminum chassis, the Nokia Booklet 3G runs for up to 12 hours on a single charge and has a broad range of connectivity options.

Sales and Marketing

Sales

Nokia has the industry’s largest distribution network, with over 650 000 points of sale globally alongside our own online retailing presence. Compared to our competitors, we have a substantially larger distribution and care network, particularly in China, India and the Middle East and Africa.

Nokia derives its Devices & Services net sales primarily from sales to mobile network operators, distributors, independent retailers, corporate customers and consumers. However, the total device volume that goes through each channel varies by region. In 2009, sales in North America and Latin America were predominantly to operator customers, sales in Asia-Pacific, China and Middle East and Africa were predominantly to distributors, and sales in Europe were more evenly distributed between operators and distributors.

Marketing

Devices & Services’ marketing activities are designed to develop and enhance the Nokia brand and increase sales. The Interbrand annual rating of 2009 Best Global Brands positioned Nokia as the fifth most-valued brand in the world, for the third consecutive year.

Our marketing activities are evolving in different ways. First, an increasing portion of our overall marketing spend is aimed at boosting revenues beyond the initial point of purchase, for instance by advertising the additional value consumers can derive from their Nokia mobile device—such as services, including applications and content. We do this by, for instance, generating increased direct dialogue with consumers to encourage them to activate their services, subscribe to new services and use new features and accessories. Secondly, digital marketing is accounting for a larger share of our overall marketing mix as consumption of media has shifted from traditional broadcast media towards the Internet. As part of this shift, we are also increasingly engaging consumers through our own media web-based channels. Thirdly, to drive marketing efficiency, we are focusing on fewer but bigger campaigns, organized around key themes, such as messaging and navigation, as opposed to single products.

Production

We operated ten manufacturing facilities for the production of mobile devices in nine countries around the world for the production of mobile devices as of December 31, 2009. Production at our plant in Salo, Finland, our plant in Beijing, China and our plant in Masan, South Korea is geared towards high-value, low-to-medium volume mobile devices. Vertu, our line of luxury mobile devices, is served by our manufacturing facility in the United Kingdom. Our six other production facilities—Komárom in Hungary, Cluj in Romania, Dongguan in China, Chennai in India, Manaus in Brazil and Reynosa in Mexico—concentrate on the production of high volume, cost-focused mobile devices. Our manufacturing facilities form an integrated global production network, giving us flexibility to adjust our production volumes to fluctuations in market demand in different regions.

Each of our plants employs state-of-the-art technology and is highly automated. In 2009, we made significant capital investments in our plant in Chennai to expand its production capabilities.

Our mobile device manufacturing and logistics—which we consider to be a core competence and competitive advantage—are complex, require advanced and costly equipment and typically require outsourcing to third parties. Outsourcing has typically been utilized to adjust our production to seasonal demand fluctuations. During 2009, we had sufficient production to handle in-house the manufacturing volume of mobile device engines, which include the hardware and software that enable the basic operation of a mobile device, and as a result, we outsourced less than 1% of our manufacturing volume. This compared to 2008, during which outsourcing covered approximately 17% of our manufacturing volume of mobile device engines.

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

Design and user experience

At Devices & Services, we endeavor to take a human approach to designing mobile devices, services and software. Using the customer feedback, information on consumer usage patterns and other consumer data collected by us, we are focusing on creating designs that consumers will want and love to use. This ethos is central to our design work and brand.

At the heart of our design approach is people—we are focusing our efforts on designing products and services and their combinations that are delightful and exciting to use. Our approach is to design the whole experience from the packaging to the product, to the icons and the whole digital interface. We understand that through thorough research, understanding of consumer trends, local studies, rapid prototyping of styles, shapes and interactions we would have key tools needed to create a portfolio of products and services and their combinations that are relevant to billions of people.

Based in China, Europe and the United States, our multi-disciplinary design team comprising more than 300 people includes psychologists, researchers, anthropologists, user experience experts and technology specialists representing over 30 different nationalities.

Research and Development

Devices & Services’ research and development (R&D) expenses amounted to EUR 3.0 billion in 2009. At the end of the year, Devices & Services employed 17 196 people in R&D.

Nokia’s portfolio of mobile devices, services and their combinations is centered around mobile phones, smartphones and mobile computers. Reflecting this approach to market, we have dedicated R&D teams addressing our short to medium-term needs in these areas. This set-up ensures that the teams have visibility of and accountability for the creation process from start to finish. It is also designed to support a better consumer experience as well as better time to market and R&D productivity. Horizontal teams address common elements across the portfolio, such as application and service frameworks, quality and delivery, and architecture and technology development. We have a strong Devices & Services R&D presence in Beijing in China; Copenhagen in Denmark; Greater Helsinki, Salo, Tampere and Oulu in Finland; Ulm in Germany; Bangalore in India; London and Farnborough in the United Kingdom; and San Diego in the United States.

Longer-term, more exploratory technology development comes under the scope of Nokia Research Center, a global network of research centers and laboratories Nokia maintains, in many cases in collaboration with outside partners. Nokia Research Center looks beyond the development of current products, services, platforms and technologies, our corporate research center creates assets and competencies in technology areas that we believe will be vital to our future success. In recent years, Nokia Research Center has been a contributor to almost half of Nokia’s standard essential patents.

The center works closely with Nokia Devices & Services and Nokia Siemens Networks and collaborates with several universities and research institutes around the globe. These include the Massachusetts Institute of Technology (MIT), Stanford University, the University of California, Berkeley and the University Southern California (USC) in the United States; Cambridge University in the United Kingdom; Ecole Polytechnique Federale de Lausanne (EPFL) and Eidgenössische Technische Hochschule Zürich (ETHZ) in Switzerland; Aalto University, Tampere University of Technology and University of Tampere in Finland; and Tsinghua University and the Beijing University of Post and Telecommunication (BUPT) in China.

Nokia Research Center’s research agenda is focused on four core areas:

•	Rich Context Modeling—Interactions between people and their surroundings, location, and social environment provide the basis for new classes of services in areas such as traffic, health and entertainment, enabling new business models to emerge.

•	New User Interface—Future user interfaces will utilize intelligence and context-awareness to enhance user experiences, integrating the personalized and adaptive aspects of devices with data-sharing capabilities.

•	High Performance Mobile Platforms—Research focuses on improving the performance-to-power ratio, delivering new sensing capabilities as well as extending platform architecture to enable interoperability and facilitate application development.

•	Cognitive Radio—Research in this area examines ways to utilize wireless spectrum dynamically to improve connectivity and capacity and enable large-scale sensing.

One research project at Nokia Research Center is ’Morph’, a concept that demonstrates the functionality that nano-technology might be capable of delivering: fully flexible materials, a revolutionary self-cleaning shell and transparent electronics. Every element of the Morph concept represents individual areas already being researched by Nokia Research Center, together with the Cambridge Nanoscience Centre.

Another research project at Nokia Research Center is ’Community-Enhanced Traffic’. This project, formerly known as ’Traffic Works’, has seen Nokia Research Center’s Palo Alto laboratory in California combine its research efforts with the University of California, Berkeley’s California Center for Innovative Transportation, to study how best to collect real-time traffic flow data from GPS-enabled mobile devices while protecting the users’ privacy. Building on the Ovi Maps service available today, this provides a glimpse into the future with the mobile device as a personal travel assistant.

Strategic Sourcing and Partnering

In line with industry practice, Devices & Services sources components for our mobile devices from a global network of suppliers. Those components include electronic components, such as chipsets, integrated circuits, microprocessors, standard components, printed wiring boards, sensors, memory devices, cameras, audio components, displays, batteries and chargers, and mechanical components, such as covers, connectors, key mats, antennas and mechanisms. Such hardware components account for the majority of our overall spending on sourcing.

We source chipsets from four different commercial suppliers: Broadcom, Infineon Technologies, Qualcomm and ST-Ericsson. We discontinued our own chipset development in 2007. Our multi-vendor strategy is aimed at increasing the efficiency of our research and development efforts by allowing Nokia to leverage external innovation through working with the best partner in a specific chipset development area, and by freeing our own R&D resources to focus on our core competencies in modem development and other areas central to Nokia’s growth strategy, such as services.

We also source software, applications and content from a global network of third-party companies, application developers, content providers and industry-leading technology providers. For instance, we obtain content from commercial partners in the music industry to offer an extensive catalog of digital music through Nokia Music Store and content from travel guide publishers to expand and enhance Ovi Maps. We have also formed a partnership with Microsoft to design a suite of productivity applications for Nokia’s smartphones, starting with Nokia’s business-optimized Eseries range of devices. Our efforts to expand the opportunities for third parties to offer their services, including applications and content, to Nokia users are part of our commitment to open innovation and collaboration as well as to ensure we can meet and exceed the demands of consumers.

Significant developments in sourcing during 2009 included the announcement that we are partnering with Qualcomm to develop advanced mobile devices for the Universal Mobile Telecommunications System (UMTS) standard, initially for the North American market; and with Intel to develop a new class of Intel Architecture-based mobile computing device and chipset architectures that will combine the performance of powerful computers with high-bandwidth mobile broadband communications and ubiquitous Internet connectivity.

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

We are a world leader in the development of the wireless technologies of GSM/EDGE, 3G/WCDMA, HSPA, OFDM, WiMAX, LTE and TD-SCDMA, and we have a robust patent portfolio in all of those technology areas, as well as for CDMA2000. We believe our standards-related essential patent portfolio is one of the strongest in the industry. In GSM, we have declared over 300 GSM essential patents with a particular stronghold in codec technologies and in mobile packet data. Our major contribution to WCDMA development is demonstrated by over 400 essential patent declarations and in LTE/SAE Nokia has over 150 essential patent declarations to date. Our CDMA2000 portfolio is robust with over 150 patents declared essential.

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

Our products and solutions include increasingly complex technology involving numerous patented, standardized or proprietary, technologies. A 3G/WCDMA mobile device, for example, may incorporate three times as many components, including substantially more complex software, as our 2G/GSM mobile devices. The possibility of alleged infringement and related intellectual property claims against us continues to rise as the number of entrants in the market grows, the Nokia product range becomes more diversified, our products and solutions are increasingly used together with hardware, software or service components that have been developed by third parties, Nokia enters new businesses, and the complexity of technology increases. As new features are added to our products, services and solutions, we are also agreeing upon licensing terms with a number of new companies in the field of new evolving technologies. We believe companies like Nokia with a strong IPR position, cumulative know-how and IPR expertise can have a competitive advantage in the converging industry, and in the increasingly competitive marketplace.

Competition

Competition is intense in every aspect of our business and across all markets for our mobile devices and services and their combinations. The competitive landscape is also evolving as the traditional mobile device market increases in maturity and as ongoing digital convergence promotes the development of the converged mobile device market.

Participants in the industry continue to compete with each other mainly on the basis of their product and services portfolio, including design, functionalities, breadth of services, user experience, software, quality, technical performance and price; operational and manufacturing efficiency; supply chain efficiency, including sourcing, logistics and distribution; marketing; customer support; and brand. However, the critical factors that determine success vary by geographical market and product and services segment. For instance, price, brand and distribution are often the critical factors in the entry-level market, while in the market for smartphones other factors may take on greater significance, such as the ability of market participants to bring additional value to users of their devices through services, including applications and content developed by themselves and/or by third parties, and the quality of the overall user experience with their devices.

Nokia believes it has a number of competitive strengths, notably in its brand as well its scale, R&D and software platforms, intellectual property and supply chain, including sourcing, production, logistics and distribution. Building on these strengths, our aim has been, and continues to be, to have an optimally-sized offering of commercially appealing high quality mobile devices with aesthetically-pleasing and well-designed hardware and software, and a combination of value-adding functionalities—such as Internet access, various means of messaging, media, music, entertainment, navigation, location-based and other services—that are easy to discover and use for all major consumer segments and price points. A strong focus for Nokia is also in developing the user interface of our smartphones to make them more intuitive and providing added-value through services developed by Nokia and third parties that enrich the experience people have with their Nokia device and positively differentiate us from our competitors. To support the continued enrichment and development of Nokia consumers’ user experience, we have invested significantly in research and development across our four software platforms: Series 30, Series 40, Symbian and Maemo. Nokia is merging Maemo with Intel’s Moblin software platform to create a new software platform called MeeGo. These software assets are designed to balance usability, features and cost in a flexible manner across our wide range of market segments, price points and user groups.

Our principal competitors in mobile devices include traditional market participants such as LG, Motorola, Palm, Research in Motion, Samsung and Sony Ericsson. They also include more recent market entrants, such as Apple, Google, HTC and ZTE, as well as other participants traditionally active in other industries. Generally speaking, recent market entrants have included:

•	non-branded mobile device manufacturers, especially mobile network operators, which are increasingly offering mobile devices under their own brand;

•	providers of specific hardware and software layers within products and services—meaning that we also face competition at the level of those layers rather than solely at the level of complete products and services and their combinations;

•	companies in related industries, such as Internet-based product and service providers, network operators and business device and solution providers and consumer electronics manufacturers—some of whom now manufacture their own devices; and

•	vendors of both legitimate, as well as unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets, which produce often inexpensive devices, with sometimes low quality and limited after-sales services, that take advantage of licensed and unlicensed commercially available free software platforms and other free or low cost components, software and content.

Our competitors use a wide range of strategies and tactics. Some of our competitors, in particular the new industry entrants, use aggressive pricing and marketing strategies, alternative design approaches and technologies. Competing software platforms include Android, developed by the Open Handset Alliance; Blackberry OS, developed by Research in Motion; iPhone OS, developed by Apple; and Windows Mobile, developed by Microsoft. Certain competitors choose to accept significantly lower profit margins than we are targeting. Certain competitors have chosen to focus on building products and services based on commercially available components and content, in some cases available at very low or no cost. Certain competitors have also benefited from favorable currency exchange rates. For instance, the depreciated level of the Korean won against the euro and US dollar continues to benefit our Korea-based competitors. Further, certain competitors may benefit from support from the governments of their home countries and other measures which may have protectionist objectives.

NAVTEQ

Overview

In July 2008, we acquired NAVTEQ Corporation, a leading provider of comprehensive digital map information and related location-based content and services for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. By acquiring NAVTEQ, we are ensuring the continued development of our context and geographical services through Nokia Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation and targeted advertising. In January 2010, we introduced a new version of Ovi Maps for our smartphones which includes high-end navigation at no extra cost to the user, and we are using NAVTEQ’s comprehensive digital map information and related location-based content extensively in this offering. This new version of Ovi Maps includes high-end car and pedestrian navigation features, such as turn-by-turn voice guidance for 74 countries, in 46 languages, and traffic information for more than 10 countries, as well as detailed maps for more than 180 countries.

At the same time, NAVTEQ also continues to develop its expertise in the navigation industry, service its strong customer base and invest in the further development of its industry-leading map data, location-based services and technology platform. In December 2009, NAVTEQ’s service offerings were extended by combining the Nokia Interactive Advertising business, which is focused on providing technology and services for planning, creating, executing, measuring and optimizing mobile advertising campaigns, with NAVTEQ’s existing location-based advertising business. This enables NAVTEQ map and traffic data customers to include location-based advertising in their location-based products and services and better focus on our activities in targeted advertising. Nokia Interactive Advertising was initially formed by Nokia following its acquisition of Enpocket in 2007, a company specializing in mobile advertising.

As of December 31, 2009, NAVTEQ had 4 571 employees in 44 countries. Highlights in 2009 included the following.

•	NAVTEQ announced the availability of Motorway Junction Objects, which enables navigation systems to display full 3D animation of complex junctions, in Australia, Europe and North America with coverage of over 8 000 locations.

•	NAVTEQ announced that NAVTEQ Discover Cities reached a global pedestrian navigation milestone of 100 cities.

•	NAVTEQ announced the availability of NAVTEQ LocationPoint, a location-based advertising service for mobile applications, in several European countries, as well as agreements with AAA, Loopt and Nextar in North America to utilize the offering.

•	NAVTEQ launched real time traffic in 11 European countries and expanded NAVTEQ Traffic Patterns to nine European countries.

•	NAVTEQ launched maps in Chile, Venezuela, Iceland and Croatia, along with a significant increase in major city coverage in its India map to now encompass 84 cities.

•	NAVTEQ announced that it signed an agreement with Samsung Electronics providing access to all countries in the NAVTEQ database as well as NAVTEQ’s Visual Content, Speed Limits, Extended Lanes and NAVTEQ Discover Cities.

•	NAVTEQ announced a global technology agreement with Microsoft to allow the rapid deployment of innovative collection capabilities, as well as accelerating the collection, creation and storage of 3D map data and visuals.

•	NAVTEQ announced the integration of Nokia GPS data for availability in NAVTEQ traffic products in North America and Europe.

NAVTEQ’s map database enables its customers to offer dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users. NAVTEQ provides its database to mobile device and handset manufacturers, automobile manufacturers and dealers, navigation systems manufacturers, software developers, Internet portals, parcel and overnight delivery services companies and governmental and quasi-governmental entities, among others. The products and services incorporating NAVTEQ map data include the following.

•	Advanced Driver Assistance Systems are in-vehicle applications that require highly accurate and comprehensive geographic data, such as curve, slope, speed limits and highly detailed geometry, to enhance various fuel efficiency, safety feature and driver advisory systems.

•	Dynamic navigation is real-time, detailed turn-by-turn route guidance which can be provided to end-users through vehicle navigation systems, as well as through GPS-enabled handheld navigation devices, and other mobile devices.

•	Route planning consists of driving directions, route optimization and map display through services provided by Internet portals and through computer software for personal and commercial use.

•	Location-based services include location-specific information services, providing information about people and places that is tailored to the immediate proximity of the specific user. Current applications using NAVTEQ’s map database include points of interest locators, mobile directory assistance services, emergency response systems and vehicle-based telematics services.

•	Geographic information systems render geographic representations of information and assets for management analysis and decision making. Examples of these applications include infrastructure cataloging and tracking for government agencies and utility companies, asset tracking and fleet management for commercial logistics companies and demographic analysis.

In addition, NAVTEQ has a traffic and logistics data collection network in which it processes traffic incident and event information, along with comprehensive traffic flow data collected through its network of roadside sensors, in order to provide detailed traffic information to radio and television stations, in-vehicle and mobile navigation systems, Internet sites and mobile device users. In 2009, NAVTEQ also began receiving GPS data records from Nokia devices for use in NAVTEQ’s traffic data products.

NAVTEQ’s map database is a highly accurate and detailed digital representation of road transportation networks in Europe, North America and other regions around the world. This database offers extensive geographic coverage, including data at various levels of detail for 78 countries on six continents, covering more than 17 million miles of roadway worldwide. Unlike basic road maps, NAVTEQ’s map database currently can have over 200 unique attributes for a particular road segment. The most detailed coverage includes extensive road, route and related travel information, including attributes collected by road segment that are essential for routing and navigation, such as road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, the database currently includes over 44 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites. In 2009, NAVTEQ continued to add new content to its database including junction views and city models. We believe NAVTEQ’s digital map has the most extensive navigable geographic coverage of any commercially available today.

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

The license fees for NAVTEQ’s data vary depending on several factors, including the content of the data to be used by the product or service, the use for which the data has been licensed, the geographical scope of the data and whether there is any advertising inventory associated with such data. The fees paid for the licenses are usually on a per-copy, per transaction or per subscription basis. NAVTEQ also produces and delivers database copies to automobile manufacturers pursuant to purchase orders or other agreements.

Marketing

NAVTEQ’s marketing efforts include a direct sales force, attendance and exhibition at trade shows and conferences, advertisements in relevant industry periodicals, direct sales mailings and advertisements, electronic mailings, Internet-based marketing and co-marketing with customers.

Technology, Research and Development

NAVTEQ’s global technology team focuses on developments and innovations in data gathering, processing, delivery and deployment of its map database and related content. NAVTEQ employs an integrated approach to its database, software support and operations environments and devotes significant resources and expertise to the development of a customized data management software system. NAVTEQ has also built workstation software to enable sophisticated database creation and the performance of updating tasks in a well-controlled and efficient environment with the ability to access the common database from any of its satellite offices and edit portions of the data concurrently among several users. NAVTEQ’s proprietary software enables its field force to gather data on a real-time basis on portable computers in field vehicles. Once the data has been gathered and stored on portable computers, NAVTEQ’s field force performs further data processing at its field offices before integrating the changes into the common database. NAVTEQ also incorporates community feedback received from local governmental entities and consumer feedback received from NAVTEQ’s Map Reporter and NAVTEQ’s business customers. NAVTEQ continues to work with its business customers, including Nokia, in order to enable consumers to more easily submit feedback that can further improve the data.

Patents and Licenses

NAVTEQ relies primarily on a combination of copyright laws, including, in Europe, database protection laws, trade secrets and patents to establish and protect its intellectual property rights in its database, software and related technology. NAVTEQ holds a total of 220 United States patents, which cover a variety of technologies, including technologies relating to the collection and distribution of geographical and other data, data organization and format, and database evaluation and analysis tools. NAVTEQ also protects its database, software and related technology, in part, through the terms of its license agreements and by confidentiality agreements with its employees, consultants, customers and others.

Competition

The market for map and related location-based information is highly competitive. NAVTEQ currently has several major competitors, including Google, Tele Atlas, which was acquired by TomTom, and numerous governmental and quasi-governmental mapping agencies that license map data for commercial use, as well as many local competitors in geographic areas outside of North America and Europe. Several global and local companies, as well as governmental and quasi-governmental agencies, are making more map data with improving coverage and content, and high quality, available free of charge or at lower prices. Aerial, satellite and other location-based imagery is also becoming increasingly available. Those developments may encourage new market entrants, cause business customers to incorporate map data from sources other than NAVTEQ or reduce the demand for fee-based products and services which incorporate NAVTEQ’s map database.

Nokia Siemens Networks

Overview

This section describes the business of Nokia Siemens Networks, a company jointly owned by Nokia and Siemens and consolidated by Nokia. Its operational headquarters are in Espoo, Finland, with a strong regional presence in Munich, Germany and a services business unit based in New Delhi, India. The Board of Directors of Nokia Siemens Networks is comprised of seven directors, four appointed by Nokia and three by Siemens, and Nokia appoints the CEO.

Nokia Siemens Networks provides mobile and fixed network infrastructure, communications and networks service platforms, as well as professional services and business solutions to operators and service providers. Nokia Siemens Networks has a broad product and services portfolio designed to address the converging mobile and fixed infrastructure markets and a global base of customers with a presence in both developed and emerging markets and one of the largest service organizations in the industry.

Nokia Siemens Networks focuses on radio technologies, aiming at leadership in: GSM, EDGE, WCDMA/HSPA and LTE networks; core networks with increasing IP and multi-access capabilities; fixed broadband access, transport, operations and billing support systems; and professional services such as managed services and consulting.

In November 2009, Nokia Siemens Networks announced a reorganization of its business structure to align it better to customer needs. The reorganization, which came into effect on January 1, 2010, consolidated Nokia Siemens Networks five business units into three: Business Solutions, Global Services and Network Systems.

At the same time, Nokia Siemens Networks announced a plan to improve its financial performance and increase its profitability. The plan includes targeted reductions of annualized operating expenses and production overheads of EUR 500 million by the end of 2011, compared to the end of 2009, excluding special items and purchase price accounting-related items. Nokia Siemens Networks also announced in November 2009 that as part of that effort the company is conducting a global personnel review which may lead to headcount reductions in the range of about 7% to 9% of its employees. Nokia Siemens Networks estimated that total charges associated with these reductions will be in the range of EUR 550 million to be recorded mainly over the course of 2010. In addition to the operating expense and production overhead savings, Nokia Siemens Networks announced that it will target an annual reduction in product and service procurement costs related to cost of goods sold that is substantially larger than the targeted EUR 500 million in operating expenses and production overhead reductions. Nokia Siemens Networks began implementing the restructuring in March 2010 by, for instance, initiating consultation with local employee representatives in affected countries, including Finland and Germany.

At December 31, 2009, Nokia Siemens Networks had 63 927 employees, more than 600 operator customers in over 150 countries, and systems serving in excess of 1.5 billion subscribers.

Highlights from 2009 included the following.

•	Nokia Siemens Networks won 29 new 3G contracts during 2009, confirming its industry-leading position in wireless broadband. The company secured key deals across the globe including contracts with: Softbank in Japan; Telenor in Denmark and Sweden; Megafon in Russia; Hutchison Telecom in Hong Kong; China Unicom and China Mobile; Nuevatel in Bolivia; and Viettel and Vinaphone in Vietnam.

•	Nokia Siemens Networks took significant steps forward in LTE, making the world’s first LTE call and handover on commercial software and started LTE interoperability tests with four leading device vendors. By the end of 2009, Nokia Siemens Networks had shipped capable LTE hardware to most of its 3G customers, demonstrating readiness to support operators all over the world in the first commercial deployments of LTE.

•	Nokia Siemens Networks was selected to provide LTE networks for Zain Bahrain and Telenor Denmark, taking commercial LTE references to six, including a deal with Verizon, the United States operator, which selected Nokia Siemens Networks as a supplier of its IP Multi-Media Subsystem (IMS) network, which will enable rich multimedia applications across its networks.

•	Nokia Siemens Networks signed 37 new Managed Services contracts in 2009, breaking into new geographic markets across the world, including contracts with Orange in the United Kingdom and Spain, Oi in Brazil, Zain in Nigeria and East Africa and Unitech in India.

•	Nokia Siemens Networks extended its global services delivery capability with the inauguration of a Global Networks Solutions Centre in Noida, India.

•	Nokia Siemens Networks announced a number of technological advances including the launch of the Flexi Multiradio base station which allows GSM/EDGE, WCDMA/HSPA/HSPA+ and LTE standards to run concurrently in a single unit, and the Evolved Packet Core for LTE that will enable operators to efficiently offer a full range of data, voice, and high-quality and real-time multimedia services over different wireless standards using the same open platform in the core network.

•	Nokia Siemens Networks launched new solutions including FlexiPacket Microwave, a next generation full packet microwave solution which combines Carrier Ethernet Transport with Microwave Radio, and charge@once unified and business solutions that allow operators to combine charging and billing.

Nokia Siemens Networks Business Units

As a result of the reorganization described above, Nokia Siemens Networks has the following three business units as of January 1, 2010.

Business Solutions is focused on helping customers generate new revenue and differentiate from the competition by providing a faster time to market for end-user services; enhancing billing and charging capability; automating and simplifying processes; addressing the challenges of convergence; and tapping into detailed subscriber data to deliver an individual customer experience. The unit includes the following businesses:

•	Consulting and Systems Integration;

•	Operations and Business Software which provides network and service management software and charging and billing software; and

•	Subscriber Database Management.

Global Services offers operators a broad range of professional services and a full range of network implementation and turnkey solutions. The Global Services organization operates a global and remote delivery model designed to assist in achieving a balance between cost competitiveness and market reach, using new automated technologies to speed responsiveness to operator needs around the world. Its consulting and solutions led approach is aimed at customers who are increasingly looking for a business partnership with network service suppliers and who need consultancy in relation to network management, applications and multi-vendor systems integration. Global Services consists of three businesses:

•	Managed Services: from network planning and optimization to network operations;

•	Care: from software and hardware maintenance, proactive and multi-vendor care to competence development services; and

•	Network Implementation: from project management to turnkey implementations and energy efficient sites.

Network Systems focuses on providing both fixed and mobile network infrastructure, including Nokia Siemens Networks innovative Flexi base stations, core products, optical transport systems and broadband access equipment.

For wireless networks, Network Systems develops GSM, EDGE and WCDMA/HSPA radio access networks for operators and network providers. It also develops new technologies such as I-HSPA and LTE to support the uptake of mobile data services and introduce flat architecture for wireless and mobile broadband applications. The main products are base stations and base station controllers.

For fixed line networks, Network Systems focuses on transport networks, which are the underlying infrastructure for all fixed and mobile networks. Consumer applications, the needs of large enterprise, the growth of the Internet and new services have increased the demand for bandwidth. Network Systems provides the fundamental elements for high-speed transmission via optical and microwave networks, including packet-oriented technologies such as Ethernet and traditional protocols such as TDM. The business unit also provides a comprehensive portfolio for the wire line connectivity area such as digital subscriber line access multiplexers, and narrowband/multi-service equipment. Network

Systems aims to provide cost-efficient high bandwidth for access networks, enabling high quality “triple play” services such as high-speed Internet, VoIP and IPTV. Network Systems also develops core network solutions for mobile and fixed network operators. The main products are switches and different kinds of network servers and media gateways.

Sales and Marketing

Sales

The Customer Operations organization oversees and executes sales and product marketing at Nokia Siemens Networks. Customer teams and customer business teams, which handle larger, multinational customers, act as the company’s main customer interfaces to create and capture sales opportunities by developing solutions together with their customers. Sales of infrastructure equipment, software, solutions and services to customers are done predominantly directly or in some cases through approved Nokia Siemens Networks reseller companies.

Nokia Siemens Networks has organized its customer business teams on a regional basis. For the biggest global customers, dedicated account units beyond this regional structure are in place. Each of Nokia Siemens Networks’ customers is supported by a dedicated account team and for the largest operator groups there are also customer executive teams.

Marketing

In 2009, Nokia Siemens Networks combined its marketing organization with its communications organization. The Marketing and Communications unit supports Nokia Siemens Networks’ wide portfolio of products, software and services across all regions and customer business teams with a wide range of activities including marketing communications, branding, advertising, media campaigns, internal communications activities, exhibitions and events, customer marketing activities, testimonials, industry seminar, forums and thought leadership programs, many of which are executed in close collaboration with the company’s sales force, solution sales managers, business units as well as strategy and human resources.

Production

Operations handles the supply chain management of all Nokia Siemens Networks’ hardware, software and original equipment manufacturer (OEM) products. This includes supply planning, manufacturing, distribution, procurement, logistics, demand/supply network design and delivery capability creation in product programs.

As of December 31, 2009, Nokia Siemens Networks had eight manufacturing facilities worldwide: three in China (Beijing, Shanghai and Suzhou), one in Finland (Oulu), two in Germany (Berlin and Bruchsal), and two in India (Kolkata and Chennai).

In 2009 Nokia Siemens Networks closed manufacturing facility in Espoo, Finland to address the over-capacity in the mature European market.

Nokia Siemens Networks works with best-in-class manufacturing service suppliers to increase its flexibility and optimize costs. Approximately 20% of Nokia Siemens Networks production is outsourced.

Certain components and sub-assemblies for Nokia Siemens Networks products, such as company specific integrated circuits and radio frequency components are sourced and manufactured by third-party suppliers. Nokia Siemens Networks then assembles these components and sub-assemblies into final products and solutions. For selected products and solutions, suppliers deliver goods directly to our customers. Consistent with industry practice, Nokia Siemens Networks manufactures telecommunications systems on a contract-by-contract basis.

Nokia Siemens Networks generally prefers to have multiple sources for its components, but it sources some components from a single or a small number of selected suppliers. These business relationships are stable and typically involve a high degree of cooperation in research and development, product design and manufacturing to ensure optimal product interoperability.

Technology, Research and Development

The Chief Technology Office at Nokia Siemens Networks focuses on research, standardization, intellectual property rights, innovation, R&D services and platform development. It cooperates with universities, the IT industry, standardization and other industry cooperation bodies worldwide.

Nokia Siemens Networks research and development work focuses on wireless and wireline communication solutions that enable communication services for people and businesses. These include wireless connectivity solutions like GSM/EDGE, 3G/WCDMA, HSPA, TD-LTE and LTE and wireline connectivity solutions based on copper (ADSL, VDSL with Fiber to the curb, or FTTC, Fiber to the building, or FTTB), and fiber-based next generation optical access, or NGOA.

In the transport and aggregation domain, carrier ethernet, IP routing, IP traffic analysis and multi-access mobility are among the key focus areas. Within the applications domain, research and development focuses on service enabling, network value-added services, identity management, and subscriber and device profile data storage. It also focuses on peer-to-peer, or person-to-person services, IP connectivity session control (IMS) & VoIP, network/service/subscriber/device management, online and offline charging for post- and pre-paid subscribers.

Patents and Licenses

Nokia Siemens Networks seeks to safeguard its investments in technology through adequate intellectual property rights, including patents, patent applications, design patents, trade secrets, trademark registrations and copyrights. Nokia Siemens Networks owns a significant portfolio comprising IPR that was transferred from its parent companies at formation and IPR filed since its start of operations. Nokia Siemens Networks is a world leader in the research and development of wireless technologies, as well as transport and broadband technologies, and it has robust patent portfolios in a broad range of technology areas. The IPR portfolio includes standards-related essential patents and patent applications that have been declared by Nokia and Siemens. Nokia Siemens Networks has declared its own essential patents and patent applications based on evaluation of pending cases with respect to standards. Nokia Siemens Networks receives and pays certain patent license royalties based on existing agreements with telecommunication vendors.

Competition

In 2009, the competitive environment in the telecommunications infrastructure market was characterized by the continued rise of low cost vendors from China, namely Huawei and ZTE. These Chinese vendors have challenged the three major European vendors, Alcatel-Lucent, Ericsson and Nokia Siemens Networks, that emerged following the major industry consolidation that took place in 2007. Huawei, which has been a major competitor already prior to 2009, strengthened its global position during the course of the year to become the fourth major participant in the global equipment and services infrastructure market in 2009. The second Chinese vendor, ZTE, has also become a more visible albeit more distant, competitor during 2009, particularly in the fixed line market, but remained some distance behind its local rival and the three European companies.

The second major development in 2009 was the break-up of Nortel, which entered bankruptcy protection in January 2009. Many parts of the business have been sold in bankruptcy court, including the wireless carrier unit, Metro Ethernet Networks and GSM business.

In addition to the major infrastructure providers, our principal competitors in selected areas of the market also include Cisco, Motorola and NEC.

In services, the fastest growing part of the industry, which includes managed services (outsourcing), consulting, systems integration and hosting, vendors are judged on their ability to identify and solve customer problems rather than their ability to supply equipment at a competitive price. The competition is from both traditional vendors such as Ericsson, as well as non-traditional telecommunications players such as Accenture, HP and IBM. HP is active in the service delivery platform market and IBM is active, for example, in the billing and data center businesses. In addition to these companies, there are many other competitors, such as Fujitsu, Juniper, Samsung and Tellabs, which have a narrower scope in terms of served regions and business areas.

Conditions in the market for mobile and fixed networks infrastructure and related services remained challenging and intensely competitive in 2009, as the difficult conditions that emerged in 2007 continued and were exacerbated by the financial and economic crisis that emerged towards the end of 2008. The market continued to be characterized by equipment price erosion, a maturing of industry technology and intense price competition, and we believe the market is estimated to have declined in euro terms by approximately 5% in 2009 compared to 2008. Certain exchange rate fluctuations, particularly between the euro and the Swedish crown and between the euro and the Chinese yuan, have benefited some of our main competitors in 2009. Nokia Siemens Networks competes with companies that have larger scale and higher margins affording them more flexibility on pricing, while some of the competitors may receive certain governmental support allowing them to offer products and services at very low prices. Further, in many regions restricted access to capital caused operators to reduce capital expenditure and produced a stronger demand for vendor financing. Some of Nokia Siemens Networks’ competitors may have stronger customer financing possibilities due to internal policies or government support. Nokia Siemens Networks has decreased the amount of financing directly provided to its customers in 2009, but it has arranged and facilitated, and plans to continue to arrange and facilitate, financing to a number of customers, typically supported by Export Credit or Guarantee Agencies (“ECA’s”).

In radio networks businesses, the 2G (GSM) segment is facing intense price competition in emerging countries, where operators need to make large investments in networks but generally receive low revenues per customer. As a result, European vendors have all reported heavy downturns in these areas, where Chinese vendors are believed to be gaining share. In mature markets, there has been a slowdown in operator investments. Within the 3G segment, leading vendors are competing based on factors including technology innovation, such as lower energy consumption equipment, and less complex network architectures.

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

Compliance program

Nokia Siemens Networks has adopted high ethics and integrity standards. The company is committed to actively fight against improper business practices, including corruption, and Nokia Siemens Networks believes that as a multinational company it can play an important role in this area. Nokia Siemens Networks also believes that its efforts in this area can provide it with a competitive advantage with customers who demand high ethical standards in their supply chain. Nokia Siemens Networks addresses improper business practices using a four-step strategy:

•	Prevention—raise awareness through clear policies and training of employees.

•	Detection—encourage people to report any concerns or suspected cases of improper business practices by providing clear reporting channels and an anonymous whistle-blowing mechanism, and develop tools to identify potential issues, for example, by detecting anomalies in expense claims.

•	Correction—investigate all reported concerns and take appropriate action when cases of corruption are confirmed, for example, through disciplinary action, dismissals, training or clarification of policies.

•	Interaction—collaborate with others in the industry, including competitors, customers and suppliers, to promote adoption of high ethical standards industry-wide.

Nokia Siemens Networks’ Code of Conduct, which is identical to the Nokia Code of Conduct, defines boundaries between appropriate and inappropriate business behavior. According to the Code of Conduct, Nokia Siemens Networks employees must not engage in activities that may lead to conflicts of interest, such as any agreement or understanding regarding gifts, hospitality, favors, benefits or bribes, in exchange for gaining or maintaining business.

The Code of Conduct is supported by the company’s anti-corruption compliance program, which includes, among other things, a detailed handbook, training, and several reporting and help lines available for employees and external workers. A new ethical business training program was launched in January 2009, which is mandatory for all employees. By the end of December 2009, 82% of employees had completed the training.

Seasonality—Devices & Services, NAVTEQ and Nokia Siemens Networks

For information on the seasonality of Devices & Services, NAVTEQ and Nokia Siemens Networks, see Item 5A. “Operating Results—Overview—Certain Other Factors—Seasonality.”

Sales in sanctioned countries—Devices & Services, NAVTEQ and Nokia Siemens Networks

We are a global company and have sales in most countries of the world. We sold mobile devices and services through Devices & Services and network equipment through Nokia Siemens Networks to customers in Iran, Sudan and Syria in 2009. NAVTEQ did not have any sales to customers in these countries from the completion of our acquisition of NAVTEQ on July 10, 2008 to December 31, 2009. Our aggregate sales to customers in these countries in 2009 accounted for approximately 1.2% of Nokia’s total net sales, or EUR 511 million. Iran, Sudan and Syria are subject to US economic sanctions that are primarily designed to implement US foreign policy and the United States government has designated these countries as “state sponsors of terrorism.”

Government Regulation—Devices & Services, NAVTEQ and Nokia Siemens Networks

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work and our customers do business. As a result, changes in or uncertainties related to various types of regulations applicable to current or new technologies, products and services could affect our business adversely. Moreover, the implementation of technological or legal requirements could impact our products and services, manufacturing and distribution processes, and could affect the timing of product and services introductions, the cost of our production, products and services, as well as their commercial success. Also, our business is subject to the impacts of changes in trade policies or regulation favoring the local industry participants, as well as other measures with potentially protectionist objectives that the host governments in different countries may take. Export control, tariffs or other fees or levies imposed on our products and services as well as environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products and services could adversely affect our net sales and results of operations.

For example, in the United States, our products and services are subject to a wide range of government regulations that might have a direct impact on our business, including, but not limited to, regulation related to product certification, standards, spectrum management, access networks, competition and environment. We are in continuous dialogue with relevant United States agencies, regulators and the Congress through our experts, industry associations and our office in Washington, D.C. New, partly local 3G telecom standards have been enacted in China that may affect product processers and success criteria of the vendors. Also, the European Union (EU) regulation has in many areas a direct effect on our business and customers within the single market of the EU. Various legal requirements influence, for example, the conditions for innovation for multifunctional devices and services, as well as investment in fixed and wireless broadband communication infrastructure. We interact continuously with the EU through our experts, industry associations and our office in Brussels.

Corporate Responsibility—Devices & Services, NAVTEQ and Nokia Siemens Networks

In the following description of our corporate responsibility activities, “Nokia” refers to Nokia excluding NAVTEQ and Nokia Siemens Networks.

We strive to be a leader in sustainability. While taking sustainability into account in everything we do, we are also looking beyond our own operations to how the more than one billion people owning a Nokia mobile device can enhance and enrich their lives in a sustainable way. Our innovations hold the potential for changing the way we live, from improving livelihoods to embracing more sustainable lifestyles. More than one billion people use a Nokia mobile device, and we believe that even small changes can make a big difference, for instance in the protection of our environment. We have a long track record of taking sustainability into account in all of our operations and products, and we continue to work to ensure that sustainability is reflected in the way we do business every day.

Customers—Corporate Responsibility

Accessibility of Nokia Devices

Accessibility is about making Nokia devices and services usable and accessible to the greatest possible number of people, including customers with disabilities. We have been working on accessibility concerns for more than ten years, and going into 2010 we continued to offer dozens of device features or applications aimed at providing greater accessibility for people with limitations in hearing, speech, vision, mobility and cognition. The Nokia Wireless Loopset LPS-5, for example, enables t-coil equipped hearing aid users to use a mobile device in a convenient way. We work together with representatives from disability organizations, regulators and academia to discuss accessibility priorities and development. During 2009, we offered new functionalities for accessibility, including:

•	enhanced voice functions on selected device models, allowing users to make and receive calls, read messages and send audio messages in eyes-free, hands-free mode;

•	an improved version of Nokia Magnifier, an application that uses the device camera as a magnifier helping users to read small print, and which is available for download at Ovi Store; and

•	Nokia Braille Reader, an experimental application that helps visually impaired people read text messages using Braille and tactile feedback.

Members of the Forum Nokia developer community have also introduced new voice feedback, screen magnification and other applications and services for mobile devices that complement Nokia’s offering addressing sensorial and physical challenges in mobile communications.

Employees—Corporate Responsibility

Values

We have a set of values developed by our employees around the world that reflects and supports our business and changing environment. The values act as a foundation for our evolving business culture and form the basis of how we operate: achieving together, to reflect how we reach out to others, encouraging them to work together with us and share risks, responsibilities and successes; very human, to reflect how we do business and work with each other; engaging you, to reflect how we engage our customers, our suppliers, and our own employees in what our company stands for; and passion for innovation, to reflect our curiosity about the world around us and our desire to improve people’s lives through innovation in technology.

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

To enrich its culture, Nokia Siemens Networks has five values: Focus on customer, Communicate Openly, Innovate, Inspire and Win together. Every employee of Nokia Siemens Networks is responsible for adopting these principles and using them to guide their actions. The values serve as the cultural cornerstones of the company.

Code of Conduct

Nokia’s Group Executive Board has recently revised the Nokia Code of Conduct, expanding some sections, such as those covering environmental and privacy issues. The revised Code came into effect on January 1, 2009 and is in place at Nokia, including NAVTEQ. Nokia Siemens Networks’ Code of Conduct is identical to that of Nokia’s.

At Nokia, the complete Code is available in 34 languages at www.nokia.com. A training program on the new Code began in the spring of 2009 and by the end of the year 85% of all Nokia employees had undertaken training on the Code. The training module is offered in 11 languages. Employees at Nokia Siemens Networks are also able to undertake training on the Code, and by the end of the year 82% had done so. Approximately 80% of employees at NAVTEQ have familiarized themselves with the Code. Training will continue during 2010 with the goal of ensuring that all Nokia, NAVTEQ and Nokia Siemens Networks employees have knowledge of the Code.

Nokia has an Ethics Office, established to support all Nokia employees with questions relating to the Nokia Code of Conduct and business ethics. The Ethics Office also supports NAVTEQ employees. The Ethics Office is headed by an Ethics Officer and there are various channels for reporting violations of the Code of Conduct. Employees may also report violations directly to the Board of Directors anonymously.

Nokia Siemens Networks also has an Ethics Office, supporting employees in matters relating to the Code of Conduct. A Compliance Officer works closely with the Ethics Office focusing specifically on anti-corruption measures. Both the Compliance Officer and Ethics Office have 24-hour help lines for employees and an anonymous reporting channel exists to report any violations.

Labor Conditions at Manufacturing Facilities

At December 31, 2009, Nokia had 22 935 employees working directly in production, including manufacturing, packaging and shipping, at our ten mobile device manufacturing facilities. During 2009, the injury and illness rate among all of our employees at our nine major production facilities was 0.49.

Nokia carries out in-depth assessments of labor conditions at all of our major production facilities every second year. During the intervening period, we also carry out re-assessments to ensure any necessary corrective actions have been made, and we conduct some internal surprise audits based on risk analysis. Assessments are carried out against a framework based on International Labour Organization conventions and the human rights declarations of the United Nations. To support the implementation of the framework, all manufacturing facility employees undertake training on the principles of the framework as part of their induction. The last assessments of our nine major mobile device manufacturing facilities were conducted by a professional external assessment company, STR-CSCC, in 2008, and the next in-depth assessments are taking place during 2010.

In addition to on-site assessments, Nokia also requests all nine of its major mobile device manufacturing facilities to conduct a self-assessment once a year using the E-TASC (Electronics—Tool for Accountable Supply Chains) self-assessment tool. E-TASC, a joint effort of the Global e-Sustainability Initiative (GeSi) and the Electronic Industry Citizenship Coalition (EICC), is a web-based information management system to help companies collect, manage, and analyze social and environmental responsibility (SER) data from their supply chain. Nokia also uses this self-assessment tool for its suppliers.

At December 31, 2009, Nokia Siemens Networks had 1 822 employees working directly in production, including manufacturing, packaging and shipping, at its production facilities. During 2009, Nokia Siemens Networks introduced a framework for managing labor conditions. The standard is based on International Labor Organization conventions and standardized Industry Code of Conduct, benchmarked against international labor laws and standards. The Nokia Siemens Networks Global Labor Standard, which defines performance indicators, has been integrated into Nokia Siemens Networks global employment policies and guidelines, specifying the guiding principles and common understanding in respect of decent working conditions for Nokia Siemens Networks operations worldwide. Based on this standard, Nokia Siemens Networks is building a management system to monitor and assess labor conditions, starting first with manufacturing operations. As the first step of implementation, the labor conditions status in each Nokia Siemens Networks manufacturing facility has been self-assessed through the E-TASC tool in 2009.

Promoting Diversity in the Workplace

Nokia and Nokia Siemens Networks are committed to promoting diversity and inclusion in the workplace and providing rewarding career development opportunities for all employees. At the end of 2009, 13.8% of senior management positions within Nokia were held by women, while 51.1% of senior management positions were held by people of non-Finnish nationality.

At December 31, 2009, 9.6% of senior management positions within Nokia Siemens Networks were held by women, while 41.3% of senior management positions were held by people of non-Finnish or non-German nationality.

Senior management positions are defined in the same way at Nokia and Nokia Siemens Networks. However, differences in the way they were defined in 2008 mean that the results are not directly comparable with those presented in Nokia’s annual report on Form 20-F for 2008.

Voluntary Attrition at Nokia

During 2009, the rate of voluntary attrition was 12.8% at Nokia and 8.0% at Nokia Siemens Networks.

Suppliers—Corporate Responsibility

Nokia

During 2009, we continued to work with suppliers to promote environmentally and socially responsible behavior through our supplier requirements, assessments, development programs and sourcing practices.

At December 31, 2009, 92% of our direct suppliers’ sites serving Nokia were certified to Environmental Management System (EMS) ISO14001. These certified suppliers accounted for more than 98% of our hardware purchasing expenditure during the year.

We have further increased the visibility of our suppliers’ environmental performance and target setting, concentrating on four key areas: energy consumption, carbon dioxide (equivalent) emissions, water consumption and waste generation. Looking at the suppliers of commodities (representing 70% of our overall expenditure on hardware) which have the highest impact from a life cycle analysis perspective, 93% have company-level reduction targets for energy, carbon dioxide (equivalent), water and waste in place and monitored. In 2010, we plan to extend this scope further as part of continuous improvement.

Regarding the European Union Regulation on Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), we have continued to work with all our direct suppliers to ensure that necessary actions are in place to support regulatory compliance within the supply chain.

One expectation for suppliers is that they have a company-level Code of Conduct in place. Codes of conduct set out requirements in several areas, such as corruption, general business routines, health and safety, human rights, working conditions, social rights and environmental standards. We surveyed our suppliers’ Code of Conduct implementation and found that 92% met our requirements. Suppliers not meeting our expectations have been requested to take corrective action.

To monitor supplier performance against our requirements and promote sustainability improvements, Nokia conducts supplier self-assessments and on-site supplier assessments. In July 2009, we started to use the E-TASC (Electronics—Tool for Accountable Supply Chains) self-assessment questionnaire (SAQ) to replace our own self-assessment tool for labor, health and safety, ethics and environmental practices. E-TASC, a joint effort of the Global e-Sustainability Initiative (GeSi) and the Electronic Industry Citizenship Coalition (EICC), is a web-based information management system to help companies collect, manage, and analyze social and environmental responsibility (SER) data provided voluntarily by their suppliers. By the end of 2009, 14 Nokia suppliers had completed a total of 59 E-TASC SAQs, of which 12 were corporate-level SAQs covering overall company performance on environmental and social criteria, and 47 were facility-level SAQs covering performance at production, administrative and service unit level. The average corporate SAQ score was 89.5% and average facility SAQ score was 87.4%. A higher percentage score indicates a lower risk that the supplier’s labor, health and safety, ethics and environmental practices and processes are falling short of expectations. Conversely, a lower percentage score indicates a higher risk that the supplier is falling short of standards.

During 2009, we conducted 58% Nokia Supplier Requirements assessments and five in-depth labor, health and safety and environmental assessments. In-depth labor, health and safety and environmental assessments are typically conducted by Nokia at those suppliers in locations or industries with identified risk.

Nokia conducts an annual Supplier Satisfaction Survey. In 2009, the overall satisfaction survey result was 79%, on a scale where 0% represents an unacceptable level and 100% represents an excellent level. Overall satisfaction reflects how Nokia performs on areas such as planning and relationship management and whether other business expectations force suppliers to compromise on their environmental and ethical level of compliance. The overall satisfaction level of suppliers with respect to Nokia’s approach to corporate responsibility was 91%.

Going beyond our first tier of suppliers, we are also concerned about poor practices associated with some mine operations around the world. Although Nokia does not source or buy metals directly we want to ensure that extraction and trade of metals used within our products follows lawful and environmentally and socially responsible practices. For this reason we continued working with suppliers to build transparency of metal supply chains and continued our participation within the GeSI and EICC extractives working group.

Nokia Siemens Networks

All Nokia Siemens Networks suppliers must meet Nokia Siemens Networks’ global supplier requirements, which set standards for the management of ethical, environmental and social issues. This commitment is part of the contractual agreements with suppliers.

To monitor our suppliers, Nokia Siemens Networks conducts regular audits to identify risks, monitor compliance and raise awareness of its requirements, and shares best practice on corporate responsibility management. In 2009, Nokia Siemens Networks carried out 147 system audits to assess compliance with its supplier requirements. Nokia Siemens Networks also conducted in-depth labor conditions audits of six suppliers in China, India and Italy.

The annual Nokia Siemens Networks supplier satisfaction survey was conducted with 313 key suppliers. This survey again showed ‘business ethics and environment’ as the area on which Nokia Siemens Networks scored best, obtaining an overall score of 8.3 (scale 1-10). Based on the feedback of this survey, Nokia Siemens Networks considers that the basic requirements are understood well by the majority of its suppliers, and that suppliers find the requirements to be strict.

In 2009, Nokia Siemens Networks reviewed the status of its 150 top direct material suppliers (by spend), covering a total of 416 sites, to assess whether they continue to meet the requirements related to Environmental Management Systems. The review showed that approximately 76% of sites meet Nokia Siemens Networks requirements, and work continues with those suppliers who did not comply yet. The accuracy of these data has been confirmed to the extent possible and work in improving data collection process in this area will continue in 2010.

Nokia Siemens Networks held two workshops in 2009 for 15 suppliers in India to communicate supplier requirements, raise awareness and competence in corporate responsibility and drive improved standards further down the supply chain. Nokia Siemens Networks also piloted an Energy Efficiency program with 22 key suppliers, and shared best practices among the participants.

Nokia Siemens Networks continues internal competence building within the procurement teams and actively collaborates with other industry players to improve standards in the information and communications technology (ICT) supply chain through groups such as the GeSI. In 2009, Nokia Siemens Networks invited 22 key suppliers to join E-TASC, a common industry supplier assessment and auditing tool developed by the GeSI.

Society—Corporate Responsibility

Nokia

We engage in a variety of community projects around the world through partnerships that emphasize the input of local knowledge. While Nokia supports many ‘traditional’ philanthropy projects across the world, we also see the potential for mobile technology to promote social development. Mobile communications can transform the delivery of services in education, health, emergency management and environmental conservation. Importantly, it can also stimulate new or enhance existing livelihoods, especially for people in remote, rural and underserved locations. Highlights of our engagement in 2009 included the following.

•	We continued the development of mobile data-gathering technology, aimed at helping organizations to collect field data without the use of paper forms. This approach is faster,

cheaper and more effective. Nokia’s mobile data-gathering technology has, for example, been used for the institution of civil registration systems essential for good governance in post-conflict countries, as well as deployed to support humanitarian work and aid those working in the agriculture and health sectors. In Brazil, the technology has been used to monitor outbreaks of disease and the effectiveness of prevention programs in the city of Manaus. During 2009, real-time and accurate GPS data helped reduce the incidence of dengue fever in Manaus by enabling the identification and eradication of dengue mosquito larvae before they could transmit the disease.

•	Nokia formally introduced Nokia Education Delivery, a software solution that enables the delivery of interactive multi-media learning materials and enhanced teaching skills to the classrooms of schools in the developing world using mobile technology. The solution has been designed especially for people living in remote areas, where access to educational resources is scarce. It is based on an earlier, satellite-based system. However, as mobile networks have spread, we have been able to migrate the concept to mobile networks, lowering costs and complexity in implementation. In 2009, Nokia Education Delivery was adopted by the education systems in the Philippines and Tanzania, with trials also taking place in Chile.

•	We continued to support a variety of community initiatives around the world, with activities underway in over 40 countries. These projects are tailored to the needs of local communities and address issues such as education, employability and health, and encourage young people to contribute to their local communities.

Nokia Siemens Networks

During 2009, Nokia Siemens Networks provided assistance to people affected by natural disasters in the wake of flooding in Manila and Turkey, the earthquakes in Indonesia and Italy, and donated funds to international relief organizations. The company also demonstrated an emergency communications package, developed in collaboration with the Red Cross organization, which can be used to provide emergency communications when disaster strikes and disrupts existing communications networks. The work on this solution continues this year.

In 2009, Nokia Siemens Networks continued to provide education and capacity building activities throughout the world through a variety of projects, including educational activities for the handicapped, the elderly and the socially or economically disadvantaged. Many of these activities were run by Nokia Siemens Networks employee volunteers. Altogether, 2 100 volunteer hours were reported in 2009. A large proportion of the education work was invested in non-R&D university partnerships and vocational training activities, for example in providing scholarships to women in engineering in India and Indonesia.

Nokia Siemens Networks continues developing solutions supporting sustainable development in emerging markets. For example, during 2009 Nokia Siemens Networks continued to develop Village Connection, a cost-efficient solution that enables operators to extend their reach to remote villages.

In 2009, Nokia Siemens Networks continued its collaboration with London Business School and University of Calgary to produce the ‘Connectivity Scorecard’. The scorecard assesses performance against approximately 30 indicators of connectivity—including broadband, fixed-line, mobile and computing technologies—that contribute to a country’s social and economic prosperity.

Environment—Corporate Responsibility

Environmental management at Nokia

Nokia aims to be a leading company in environmental performance. Our vision is a world where everyone being connected can contribute to sustainable development.

In 2009, we continued to look for possibilities to reduce the environmental impact of our devices and operations at each stage of the product life cycle. Focus areas include materials used, energy efficiency, take back of used products, and eco services for our phones to help people to make sustainable choices and consider the environment in their everyday lives.

Our environmental work is based on global principles and standards. Our targets are not driven solely by regulatory compliance but are designed to go beyond legal requirements. Environmental issues are fully integrated in our business activities and are everyone’s responsibility at Nokia.

Nokia’s climate strategy

Nokia’s climate strategy includes specific targets covering areas that contribute to our direct and indirect carbon dioxide, or CO2, emissions. In 2009, the four main areas continued to be:

•	Nokia products and services

•	Nokia operations

•	Nokia facilities

•	Leveraging mobile and virtual tools in the way of working and management practices

There is also evidence that information and communications technology (ICT) can help reduce the use of energy, thus slowing down global warming. ICT-based services and working methods such as remote work and videoconferencing can result in lower overall CO2 emissions. Also, environmental gains of dematerialization can also be significant. Convergence, or incorporating the functionalities of several products into one product, can further contribute to dematerialization and energy efficiency. In 2009, we continued to collect and communicate cases where mobile technology enables reductions of energy consumption and CO2 emissions.

Since January 2008, Nokia has been a member of WWF’s Climate Savers, a program where WWF, or World Wildlife Fund, and businesses collaborate to address climate change. Being a member of this program reinforces our commitment to energy saving in our operations, ways of working and products.

In 2009, Nokia joined the United Nations Global Compact’s Caring for Climate initiative, and participated in Earth Hour globally.

Nokia’s increased emphasis on remote working and videoconferencing has helped reduce business air travel by our employees, with carbon offsetting offering us the opportunity to compensate for the CO2 emissions caused by our remaining business air travel. ClimateCare, part of J.P. Morgan’s Environmental Markets group, has been chosen as our initial carbon offset provider and the carbon offsets should help fund projects around the world that focus on renewable energy and energy efficiency solutions.

Nokia’s ecosystem services

Nokia uses different kind of methods on analyzing its environmental impact in different phases of the product life cycle. Nokia recognizes the importance of evaluation of its value chain’s use of ecosystem services like water and fiber as well as its emissions, and has started to study these closer.

Recycling Nokia Devices

Up to 80% of a Nokia mobile device can be recycled and the rest of the materials are recovered as energy or material so nothing necessarily needs to go to landfill. We participate in collective recycling schemes with other equipment manufacturers for example in Europe, Australia, Canada and Columbia; have our own collection points for recycling used mobile devices and accessories in approximately 85 countries; and engage in local recycling awareness drives with retailers, operators, schools and other manufacturers and authorities around the world. These drives aim at increasing consumer awareness of recycling and their responsibility for bringing back their used devices for responsible recycling.

Additionally, we work with qualified recyclers around the world to ensure proper end of life treatment for obsolete devices.

During 2009, Nokia carried out voluntary local recycling drives to raise awareness in 27 countries. We launched many new take-back programs in the Middle East and Africa and now offer a take-back service in seven additional countries in these two regions. Our take-back project in India started in four major cities and was expanded to 20 more cities and to business customers during the year.

In 2009, Nokia continued to participate in financing the collection and treatment of electronic waste in different EU countries in accordance with requirements as set by the National Implementation of the European Union WEEE directive, or directive on Waste Electrical and Electronic Equipment. There are now national collection networks in operation to collect and treat all electronic waste from households, including batteries. During the year, Nokia further increased communication on recycling at country level with the introduction of localized recycling information on Nokia Internet pages.

Energy Saving in Nokia Devices

We are focused on introducing energy saving features throughout our product portfolio, including energy efficient chargers. Over the last decade, we have reduced the average no load energy consumption of our chargers by over 80%, and our best-in-class chargers by over 95%. We are on track to reach our target of reducing no-load power used by our chargers by 50% from 2006 to 2010.

Nokia was the first mobile manufacturer to put alerts into mobiles devices encouraging people to unplug their chargers, and we are incorporating such alerts across our range of mobile devices. In late 2008, based on a voluntary agreement, namely EU IPP, or the EU pilot project on Integrated Product Policy, Nokia together with other manufacturers created and took into use a Mobile Device Charger Energy rating. The star rating is based on the charger’s no-load power consumption and is shown as a specific label that raises awareness and encourages the use of more energy efficient chargers. All new Nokia chargers are specified to meet the criteria of voluntary agreements such as the EU Code of Conduct and US Environmental Protection Agency’s Energy Star as well as the highest four and five star criteria of EU IPP. In 2009, the majority of our new models shipped with our five star chargers. Our mobile devices have also started to feature Power Save Mode and energy-efficient OLED displays.

During 2009, we also published the results of a life cycle assessment we made of a typical Nokia mobile device. This assessment measured the energy consumed across the entire life cycle of the device, from the acquisition of raw materials and the production of the device to using it and, ultimately, recycling it when it reaches the end of its life. The amount of energy consumed during the entire life cycle is around 270 megajoules (MJ) (equal to emissions of approximately 17.5 kg C02e), of which 49% is consumed during the acquisition of raw materials and the manufacturing of components. Nokia’s mobile device production facilities account for 3% of the total energy consumption, transportation for 18%, the usage of the device for 30%, and recycling for 1%.

Materials in Nokia Devices and Packaging

All Nokia mobile devices worldwide are fully compliant with EU RoHS, or the EU directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment. We have also voluntarily phased out PVC from all of Nokia’s mobile devices and enhancements. We are currently voluntarily phasing out the use of brominated and chlorinated compounds and antimony trioxide. At the end of 2009, 25 Nokia mobile device models, either already or soon available for purchase, were completely free of these substances.

Since the introduction of Nokia 3110 Evolve in 2007, we have continued to research and implement bio-based materials in selected parts of our products.

No Nokia devices and accessories contain substances included in the EU REACH candidate list of Substances of Very High Concern, which REACH requires to be reported. However, we voluntarily give full information on our substance management in the Nokia Substance List available on Nokia’s website.

We continue to improve our packaging solutions. The use of renewable, paper-based materials has been increased to over 95% of total packaging materials, and our packages are 100% recyclable. From August 2008, the sales packages of all new devices have been smaller than their earlier equivalents, and the reductions continue. Smaller and lighter packaging has also reduced transportation loads, and these factors together have also translated into significant monetary savings.

Promoting Sustainability through Nokia Services

Eco services have been developed to help people make sustainable choices and to consider environment in everyday life. A variety of eco services are freely downloadable in Nokia devices and Ovi Store. The beta-version of Green Explorer, introduced in December 2008, has been developed further in 2009. Green Explorer is a free service designed to promote sustainable travel and local living, featuring a combination of travel guide information and tips about sustainable travel shared by the users themselves. Green Explorer provides high quality content and is accessible with all PCs and mobile devices with a browser. We have also developed a widget, which allows users to access the most favorite data while being offline. Green Explorer provides information about local living in many destinations by WWF. Users can see all UNESCO’s World Heritage Sites in Ovi Maps through Green Explorer.

The Nokia Eco zone is a mobile destination that enables owners of Nokia devices to view and download a range of eco content varying from wallpapers and applications to links. This service can already be used with 200 million Nokia devices, and monthly around 300 000 downloads are made. Continuing the developments of we:offset, the world’s first CO2 emission offsetting tool for mobile devices, we launched versions of we:offset supporting our mobile devices running on the Series 40, Symbian and Maemo software platforms during 2009. The content of Eco zone is now available at Ovi Store.

At the beginning of 2010, we launched Climate Mission, a game focusing on climate change in a fun and playful way and which inspires users to think more about this important issue. The game consists of four different mini games and is available free of charge from Ovi Store.

Nokia Group Facilities: Energy, Emissions and Environmental Certifications

Nokia Group facilities consumed in 2009 92 GWh of direct and 1 131 GWh of indirect energy. This energy consumption caused 20 100 tons of direct and 413 500 tons of indirect greenhouse gas (CO2e) emissions. Direct energy means usage of gas and oil and indirect energy usage of electricity, district heating and district cooling in Nokia Group facilities. Without Nokia Group’s purchase of certified green energy, the above mentioned indirect emissions would have been greater by 107 300 tons.

Nokia Group has improved the energy efficiency of its facilities through a number of different projects in recent years. In 2009, Nokia created 35 500 MWh and Nokia Siemens Networks 3 100 MWh of new energy savings in technical building systems and both are on course to achieving the cumulative 6% energy savings target by 2012, compared to the baseline year 2006 (Nokia) or 2007 (Nokia Siemens Networks).

The water consumption of Nokia Group facilities was 2 167 000 m3 in 2009.

Nokia has the corporate level ISO 14001 certificate in place for all manufacturing sites.

Nokia: Electromagnetic Fields

All Nokia products, including mobile devices and base stations, operate below relevant international electromagnetic wave exposure guidelines and limits that are set by public health authorities, such as the International Commission on Non-Ionizing Protection (ICNIRP). Nokia is committed to making information, such as device SAR (Specific Absorption Rate) values, available for consumers. For further information on environmental issues related to Nokia’s supply chain, see “— Suppliers — Corporate Responsibility — Nokia” above.

Nokia is also a member of Mobile Manufacturers Forum (MMF), an international association of telecommunications equipment manufacturers with an interest in mobile or wireless communications. The MMF was formed in 1998 to facilitate joint funding of key research projects and cooperation on standards, regulatory issues and communications concerning the safety of wireless technology, accessibility and environmental issues.

Nokia Siemens Networks: Environment

Nokia Siemens Networks’ environmental strategy is to achieve a net positive impact on the environment. It intends to achieve this through:

•	Minimizing its environmental footprint.

•	Combining environmental and business benefits for a sustainable solution.

•	Maximizing the positive impact of telecommunications on other industries.

In 2009, Nokia Siemens Networks launched the industry’s most comprehensive range of energy solutions for telecoms operators, combining products and services. Designed to reduce the network operating costs of new and legacy telecommunications networks, these solutions can reduce power consumption and CO2 by exploiting more efficient technology and renewable energy.

Nokia Siemens Networks has deployed more than 390 sites running on renewable energy in 25 countries in Asia-Pacific, China, Europe, Middle East, Africa and Latin America. Renewable energy will be the first choice for remote base stations by 2011.

Nokia Siemens Networks has set targets for improving the environmental performance of its products and its facilities. Nokia Siemens Networks has been a member of the WWF Climate Savers program since June 2008, and is committed to improving the energy efficiency of base station products by up to 40 percent by 2012, reducing energy consumption of buildings by 6% by 2012 and increasing the use of renewable energy in company operations to 50 percent by the end of 2010. The emissions avoided by these actions will amount to approximately 2 million tons of CO2 annually compared to the 2007 level.

All of Nokia Siemens Networks’ production sites are included in the scope of the ISO 14001 certification.

Nokia Siemens Networks: Electromagnetic Fields

Nokia Siemens Networks supports the move by the World Health Organization to harmonize global regulations on electromagnetic fields based on the widely recognized guidelines issued by the International Commission on Non-Ionizing Radiation Protection. Nokia Siemens Networks engages with its customers, including mobile network operators, to make them aware of electromagnetic field issues and provides detailed instructions to ensure they operate equipment appropriately to keep local exposure within safe limits. This includes offering training where necessary for customers who need support in this area, particularly in emerging markets. Furthermore, an important part of Nokia Siemens Networks’ responsibility in this area is to engage openly in the global public debate and monitor the latest scientific studies on radio waves and health. Nokia Siemens Networks’ electromagnetic field specialists are members of relevant scientific organizations including the Bioelectromagnetics Society and the European Bioelectromagnetics Association, and participate in important scientific events.

4C. Organizational Structure

The following is a list of Nokia’s significant subsidiaries as of December 31, 2009. See, also, Item 4A.“History and Development of the Company—Organizational Structure.”

		Nokia		Nokia
	Country of	Ownership		Voting
Company	Incorporation	Interest		Interest

Nokia Inc	United States	100%		100%
Nokia GmbH	Germany	100%		100%
Nokia UK Limited	England & Wales	100%		100%
Nokia TMC Limited	South Korea	100%		100%
Nokia Telecommunications Ltd	China	83.9%		83.9%
Nokia Finance International B.V.	The Netherlands	100%		100%
Nokia Komárom Kft	Hungary	100%		100%
Nokia India Pvt Ltd	India	100%		100%
Nokia Italia S.p.A	Italy	100%		100%
Nokia Spain S.A.U	Spain	100%		100%
Nokia Romania SRL	Romania	100%		100%
Nokia do Brasil Tecnologia Ltda	Brazil	100%		100%
OOO Nokia	Russia	100%		100%
NAVTEQ Corporation	United States	100%		100%
Nokia Siemens Networks B.V.	The Netherlands	50	%(1)	50	%(1)
Nokia Siemens Networks Oy	Finland	50%		50%
Nokia Siemens Networks GmbH & Co KG	Germany	50%		50%
Nokia Siemens Networks Pvt. Ltd	India	50%		50%

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Networks group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors and, accordingly, Nokia consolidates Nokia Siemens Networks.

4D. Property, Plants and Equipment

At December 31, 2009, Nokia operated ten manufacturing facilities in nine countries for the production of mobile devices, and Nokia Siemens Networks had eight major production facilities in four countries. We consider the production capacity of our manufacturing facilities to be sufficient to meet the requirements of our devices and networks infrastructure business. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance. See, also, Item 4B. “Business Overview—Devices & Services—Production” and “—Nokia Siemens Networks—Production.”

The following is a list of the location, use and capacity of manufacturing facilities for Nokia mobile devices and Nokia Siemens Networks infrastructure equipment.

Productive
Capacity, Net
Country	Location and Products	(m(2))(1)

BRAZIL	Manaus: mobile devices	12 497
CHINA	Beijing: mobile devices	30 936
	Dongguan: mobile devices	20 260
	Beijing: mobile core systems, radio controllers	12 000
	Shanghai: base stations, broadband access systems, transmission systems	13 079
	Suzhou: base stations	17 000
FINLAND	Salo: mobile devices	29 565
	Oulu: base stations	14 000
GERMANY	Berlin: optical transmission systems	17 800
	Bruchsal: fixed and mobile core systems, broadband access products, transmission systems	24 852
HUNGARY	Komárom: mobile devices	30 525
INDIA	Chennai: mobile devices	20 895
	Chennai: mobile base station controllers, microwave radio and access line-card products, base stations	7 800
	Kolkata: fixed switching	2 350
MEXICO	Reynosa: mobile devices	18 673
REPUBLIC OF KOREA	Masan: mobile devices	38 789
ROMANIA	Cluj: mobile devices	14 309
UNITED KINGDOM	Fleet: mobile devices	2 728

(1)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Nokia has three operating and reportable segments: Devices & Services; NAVTEQ; and Nokia Siemens Networks. As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups, were replaced by an integrated business segment, Devices & Services. Results for Nokia Group for the year ended December 31, 2007 have been regrouped for comparability purposes according to our current reportable segments.

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. The results of NAVTEQ are not available for the prior periods. Accordingly, the results of NAVTEQ for the full year 2009 are not directly comparable to the results for the full year 2008.

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the years ended December 31, 2008 and 2009 are not directly comparable to the results for the year ended December 31, 2007, as our results from January 1 to March 31, 2007 include our former Networks business group only.

For a description of our organizational structure see Item 4A. — “History and Development of the Company — Organizational Structure.” Business segment data in the following discussion is prior to inter-segment eliminations. See Note 2 to our consolidated financial statements included in Item 18 of this annual report. The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report, Item 3D “Risk Factors” and “Forward-Looking Statements”. Our financial statements have been prepared in accordance with IFRS.

Principal Factors and Trends Affecting our Results of Operations

Devices & Services

The principal source of net sales in our Devices & Services business is the sale of mobile devices and services and their combinations. Our mobile device portfolio ranges from basic mobile phones focused on voice capability and mobile devices with a number of additional functionalities such as Internet connectivity to high-end converged mobile devices, including also mobile computers, which are based on programmable software platforms, can run applications such as email, web browsing, navigation and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features. Increasingly, we are focused on developing unique and compelling combinations of mobile devices and services, together with the appropriate technological infrastructure, to enrich the experience people have with their mobile devices. Our strategy is to have a focused, optimally-sized offering of mobile devices and services and their combinations enabling us to effectively target all major consumer segments and price points, while meeting the local requirements and preferences of our customers in the different markets we serve. Our customers include mobile network operators, distributors, independent retailers, corporate customers and consumers. We increasingly collaborate and partner with third parties to develop and obtain technologies, products and services, including applications and content. We also target our mobile device portfolio to be competitive and appealing for application developers and content providers to develop applications and provide content for use in our devices.

In 2009, the global mobile device market was negatively impacted by difficult global economic conditions, including weaker consumer and corporate spending, constrained credit availability and currency market volatility. In particular, the devaluation of emerging market currencies impacted the purchasing power of consumers in emerging markets, where Nokia’s market position is strong. The demand environment for mobile devices improved during the latter part of 2009 as the global economy started to show initial signs of recovery. According to our estimates, in 2009 the industry mobile device volumes, based on the definition of the industry mobile device market we used in 2009, decreased by 6% to 1.14 billion units, compared with an estimated 1.21 billion units in 2008. Beginning in 2010, we are revising our definition of the industry mobile device market that we use to estimate industry volumes. This is due to improved measurement processes and tools that enable us to have better visibility to estimate the number of mobile devices sold by certain new entrants in the global mobile device market. These include vendors of legitimate, as well as unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets. For comparative purposes only going forward, applying the revised definition and improved measurement processes and tools that we are using beginning in 2010 retrospectively to 2009, we estimate that industry mobile device volumes in 2009 would have been 1.26 billion units.

Similarly, for comparative purposes only going forward, applying our revised definition and improved measurement processes and tools that we are using beginning in 2010 retrospectively to 2009, we estimate that our mobile device volume market share would have been 34% in 2009 on an annual basis. Based on the industry mobile device market definition used in 2009, our volume market share estimate was 38%. The respective quarterly market shares would have been 32% during the first quarter of 2009 (37% based on the 2009 definition), 35% during the second quarter of 2009 (38% based on the 2009 definition), 34% during the third quarter of 2009 (38% based on the 2009 definition) and 35% during the fourth quarter of 2009 (39% based on the 2009 definition). We are not able to apply our revised definition and improved measurement processes and tools retrospectively to our 2008 estimated industry mobile device volumes or our 2008 estimated volume market share due to lack of visibility and data. The industry mobile device volumes estimated for 2008 and Nokia’s volume market share estimated for 2008 are not comparable with the industry mobile device volumes estimates or Nokia’s volume market share estimates based on our revised definition.

Applying our revised definition of the industry mobile device market applicable beginning in 2010 on a comparable year-over-year basis,

•	we expect industry mobile device volumes to be up approximately 10% in 2010, compared to 2009;

•	we target our mobile device volume market share to be flat in 2010, compared to 2009; and

•	we target to increase our mobile device value market share slightly in 2010, compared to 2009.

The mobile communications industry continues to undergo significant changes due to numerous factors, including the increasing maturity of the traditional mobile phone market and the ongoing digital convergence and the resulting growth of the converged mobile device market. In order to address the different requirements of these markets, Nokia has established three sub units — Mobile Phones, Smartphones and Mobile Computers. We apply a “product mode of operation” within Mobile Phones and a “solutions mode of operation” within Smartphones and Mobile Computers.

•	Our product mode of operation aims to ensure that we maintain our global market position in the high volume mobile phone business. With the product mode of operation we seek to satisfy consumers with affordable devices that embed selected services.

•	Our focus in the solutions mode of operation is on the complete user experience and the seamless integration of hardware, services, applications, content and context. Providing this experience requires disciplined cross-company execution and attractive platforms for partners, third-party developers and content providers, as well as managing the consumer relationship during the whole solution lifecycle with software updates and service promotions. This focus is aimed at achieving high ASPs and margins, as well as driving additional services revenue.

We believe we have a number of competitive advantages, including scale, brand, manufacturing and logistics, strategic sourcing and partnering, distribution, R&D and software platforms and intellectual property.

•	Scale: Our substantial scale contributes to our lower cost structure and our ability to invest in innovation. In addition to manufacturing and logistics efficiencies and strategic sourcing and partnering benefits that contribute to lower costs of goods sold, we are able to enjoy scale efficiencies in our operating costs. For example, Nokia’s distribution and marketing efforts can be spread across a broad portfolio of offerings in contrast to smaller competitors that often focus on a specific geographical market, price segment or product category.

•	Brand: As the devices business is a consumer business, brand is a major differentiating factor with broad effects on market position and pricing. The Interbrand annual rating of 2009 Best Global Brands positioned Nokia as the fifth most-valued brand in the world for the third consecutive year.

•	Manufacturing and logistics: We enjoy a world-class manufacturing and logistics system, which is designed to deliver quality hardware and respond quickly to customer demand. During 2009, we made over one million devices per day in our nine main device manufacturing facilities globally.

•	Strategic sourcing and partnering: We source components from a global network of strategic partners, and we partner with leading companies for software, applications and content. We focus our partnering efforts on the creation of differentiated solutions which we believe influence consumer purchasing decisions. We also partner with operators offering them opportunities to profit by promoting services adoption with us.

•	Distribution: Nokia has the industry’s largest distribution network with over 650 000 points of sale globally. Compared to our competitors, we have a substantially larger distribution and care network, particularly in China, India and Middle East and Africa.

•	R&D and Software Platforms: We invest significantly in research and development to continuously develop and renew our portfolio of products and services and their combinations to enable us to effectively target all major consumer segments and prices points, while meeting the local requirements and preferences of our customers and consumers in the different markets we serve, on a short, medium and long-term basis. To support the continued enrichment and development of the user experience in our mobile devices we have invested significantly in our software platforms: Series 30, Series 40, Symbian and Maemo, which is being combined with Intel’s Moblin platform to create a new software platform called MeeGo. These software assets are designed to balance usability, features and cost in a flexible manner across our wide range of market segments, price points and user groups. We have also developed crossplatform software development tools that run and facilitate application and content development across different software platforms.

•	Intellectual Property: Success in our industry requires significant research and development investments, with intellectual property rights filed to protect those investments and related inventions. We believe that Nokia has built one of the strongest and broadest patent portfolios in the industry. Since the early 1990s, we have invested approximately EUR 40 billion cumulatively in research and development, and we now own approximately 11 000 patent families.

We have built these competitive advantages through years of investment and intend to continue to invest, as appropriate, to maintain and enhance them. In the traditional mobile device market, we believe it is difficult to deliver sustainable earnings growth without all of these capabilities. In the converged mobile device market, while these capabilities continue to be relevant, net sales and profitability are driven by other, additional capabilities. Innovations that significantly improve the user experience are a key competitive factor in the converged mobile device market, and, as discussed below, we expect to deliver improvements to our user experience in 2010. We are also focused on building additional competitive advantages in the converged mobile device market by, for example, establishing an ecosystem of consumers, application developers and content providers, operators and other industry partners around our devices and services offerings. This effort to create a mutually beneficial ecosystem is also relevant for our mobile phones category.

A key non-financial metric we use to measure our progress in creating new competitive advantages is the number of active users of our services. We began using active users as an operational metric in mid-2009. It is a way to measure our progress as we develop and market new products and services and their combinations designed to acquire, retain and deepen our relationship with consumers. In the fourth quarter of 2009, our active users grew to 89 million, and we exceeded our second half 2009 target of 80 million. In January 2010, we implemented updated measurement tools to account for user activity and contactability and, consequently, we revised our active user definition. Applying the revised definition for comparative purposes only, our active users at the end of 2009 would have been 62 million, and our target for the first half of 2010 is to reach 115 million active users. We continue to target 300 million active users by the end of 2011.

Our Devices & Services net sales and profitability are currently driven primarily by the following factors and trends:

•	Convergence of the mobile device industry with the Internet and personal computer industries;

•	Consumer purchasing decisions which are increasingly driven by the user experience;

•	Competitive ecosystems which are developing in the converged mobile device market;

•	Increasing maturity of the traditional mobile device market; and

•	Operational efficiency and cost control.

Convergence of the Mobile Device Industry with the Internet and Personal Computer Industries

A new industry is being formed from elements of the mobile handset industry, the Internet industry and the personal computer industry. The media and content that were previously accessible on the Internet only through personal computers are now increasingly available for consumption on mobile devices. This has opened up new opportunities to create value for consumers through innovative new services offerings and user experiences. Many of these innovations are primarily software-driven. Companies with software expertise have been able to quickly bring innovations to market that make the underlying hardware capabilities of converged mobile devices easier for consumers to use.

The growth potential offered by the converged mobile device market has attracted new entrants, from the personal computer industry and from the internet industry, as well as from adjacent industries. Some of our competitors have entered the mobile device market with a high-end, vertically integrated offering supported by a large number of applications that are distributed through their proprietary application store. By focusing on this lucrative high-end, high margin segment, creating an applications ecosystem and offering consumers a modern, easy to use interface, these competitors have been able to quickly capture industry value share, particularly in developed markets. Some other competitors have entered the mobile device market with a new operating system, which enables handset manufacturers that do not have substantial software expertise to develop mid-to high-end converged mobile devices that feature a certain user interface and application developer ecosystem. The new competitors may also distribute co-branded devices developed together with so-called white label manufacturers. Our new competitors relying on business models customary in businesses converging with the mobile communications business, such as on-line advertising, may have opportunities and offerings in the converged mobile device market which may not be customarily available or possible for the traditional competitors in the mobile communications market. Further, our new competitors may also leverage their software expertise to continuously bring new innovations to market at a rapid pace, faster than typical hardware development cycles.

The growth potential in the converged mobile device market has also resulted in intense consumer and media attention. This attention may also be a contributing factor to the higher growth rate of this market segment compared to the traditional mobile device market.

Nokia is the world leader in the converged mobile device market by volume market share, and the convergence trend continues to provide new opportunities for Nokia to create and capture value. Nokia believes it has the potential to deliver user experiences that previously were only available through personal computers. In fact, in many parts of the world, especially in emerging markets, we expect consumers’ first Internet experience will be through a mobile device, as opposed to a personal computer. Whereas the industry convergence has been focused on the high-end of the market thus far, we believe there is strong consumer demand for rich user experiences at all price points and in all markets globally. These experiences will need to be localized in terms of content as well as pricing and distribution. Furthermore, Nokia endeavors to go beyond just offering traditional Internet capabilities. By leveraging the inherent social network and location awareness of mobile devices, we are striving to deliver an even richer user experience compared to traditional Internet services. We also believe that there are additional opportunities to expand the value we offer to consumers. For example, in addition to offering our services in combination with our devices, over the longer-term, our services revenue generation model could include subscription renewals, transactional micro-payments and contextual advertising revenue — none of which have been significantly utilized to date by Nokia.

Converged Mobile Devices: As being connected to the Internet while on the move is changing the way the consumers communicate, we are focused on delivering mobile solutions that will be aware of social networks and location context. These solutions are designed to help consumers connect to the people, places and information that are uniquely relevant to them.

We integrate many individual services under Ovi, our Internet services brand, to simplify the user experience and differentiate ourselves from our competitors. With Ovi, we are focused on music services, location-based services, media services including our Ovi Store application distribution platform, and messaging services. We are now including walk and drive navigation in our selected smartphones at no extra cost to the consumer. We believe this will drive higher usage of location-based services, higher user engagement and increase the attractiveness of our location-based services platform to the application developer community. In the near-term, we believe that improving the discoverability and usability of our services will strengthen the competitiveness of our devices and support their selling prices. We expect this should also help us with customer retention.

Recently, much of the innovation in the converged mobile device category has emanated from the United States, which has a rich talent pool of software developers. To improve our software development capability, we acquired several Internet and services companies in 2009, including Dopplr, Plum, cellity, and Bit-Side. We also continue to actively recruit employees from leading Internet services companies. We currently have over 3 000 employees in the United States working on our services offerings.

Mobile Phones: Our Series 40 software platform supports Internet connectivity and is open to third-party developers to build applications and content. Applications and content available at the Ovi Store for Series 40-based devices include games, video, wallpapers, ringtones and social networking applications. In this way, Nokia seeks to leverage Internet capabilities to enhance the user experience, even on devices at lower price points where product differentiation is more difficult.

For example, Nokia has developed Ovi Mail, a free email service designed especially for users in emerging markets with Internet-enabled devices. The service can be set up and accessed without ever needing a PC. Ovi Mail launched in late 2008, and by March 2010 more than six million accounts had been activated.

Consumer Purchasing Decisions are Increasingly Driven by the User Experience

At the high end of the mobile device market, it is becoming increasingly important to offer an intuitive and user-friendly user experience of multiple services and applications. Consumers, particularly high-end consumers in developed markets, have shown through purchasing patterns that they value devices which have the flexibility to give them access to their preferred services by making them easy to discover and use. As more mobile consumers globally use applications and Internet services, consumer understanding will continue to be important in the creation of appealing and relevant localized services and consumer retention.

To improve our competitive position, we are increasingly focused on developing and offering unique and compelling combinations of mobile devices and services to create rich user experiences. We are also building direct and continuous relationships with consumers, and constantly obtaining and analyzing a complex array of customer feedback, information on consumer usage patterns and other personal and consumer data. This is important because greater consumer understanding may enable future innovations, including the delivery of new and more relevant content on a timely basis ahead of our competitors. For example, by offering location-based navigation services at no additional cost to the consumer on many of our converged mobile devices, we believe the use and various usage patterns will increase significantly as consumers rely more on these services and should open new opportunities for Nokia and our partners to create additional value-added content. We believe the ability to understand the specific needs of different geographic markets and consumer segments and to localize services appropriately will be a key competitive differentiator. For example, music is popular across the globe, but each region has its own local music. In India, we offer over three million tracks on our music store, which is significantly greater than our closest competitor, which offers only about 100 000 tracks.

Most importantly, we are focused on improving the user experience of our four software platforms which are discussed below. Each platform has a strategic role in our overall portfolio. At the low and mid-range, we have two software platforms, Series 30 and Series 40. Above that, we have Symbian, designed to leverage our scale and global reach and to provide converged mobile devices at lower price points. And with Maemo, which will become the MeeGo software platform in 2010, we aim to deliver a leading user experience on a new class of focused high-end devices.

Converged Mobile Devices: In the converged mobile device category, our competitive advantages continue to be relevant. However, in the converged mobile devices category, net sales and profitability are increasingly driven by the user experience, which depends more on software that makes the device easier to use and services that allow users to personalize their devices, rather than hardware-based features such as cameras and general design and aesthetics. As we focus on delivering a rich user experience, we expect to reduce the number of smartphone models we offer. This should allow us to reduce the complexity of our development processes, quicken our time to market and focus more of our resources on user experience innovations.

Our smartphones are based on the Symbian software platform. We believe that we will be able to improve the user experience of Symbian with the release of Symbian3 targeted for mid-2010, which is expected to deliver a sleeker and more responsive user interface, enabled by graphics accelerated hardware and software. Additionally, we expect to improve the user experience by adding multiple home screen pages, introducing single tap interaction throughout the user interface and offering multi-touch pinch-zooming and intuitive multi-tasking. Before the end of 2010, we expect to release Symbian4, with a further redesign of the user experience intended to simplify interaction and layout, bring content to the fore and deliver a fast and consistent user interface.

Our mobile computers are based on the Maemo software platform, which will become the MeeGo software platform during 2010. Importantly, MeeGo provides device manufacturers with the freedom to tailor the user experience. With MeeGo, we plan to accelerate industry innovation and reduce time-to-market for a range of new Internet-based applications and services, including Ovi, and exciting user experiences. Our mobile computers are targeted to have the power, memory, full Internet and multi-tasking capabilities we expect today with personal computers.

Converged mobile device volumes are also affected by the level of mobile device subsidies that mobile network operators are willing to offer to end-users in the markets where subsidies are prevalent. Recently, we have seen network operators shifting the focus of their subsidy programs to emphasize higher-end products that are sold in conjunction with contracts that include both voice and data usage. In order for us to have a converged mobile device portfolio that operators will find financially attractive to subsidize, it is important that we continue to develop our converged mobile device user interface and create services that are easy to discover and intuitive to use. We intend to continue to provide support for operator customizations, which are valued by operators because it allows them to differentiate their offerings.

Mobile Phones: Our mobile phones are based on our proprietary Series 30 and Series 40 software platforms. In the mobile phones category, hardware-based features such as cameras, memory, color screens, music players, materials and general design and aesthetic improvements continue to drive the majority of customer purchase decisions. Additional functionalities such as Internet connectivity, services and applications are also becoming important at mid-range price points. Thus, Nokia continues to provide a wide range of mobile phones with differentiated hardware features as well as software capabilities to meet the needs of consumers globally; from mid-range devices for consumers that want to use Internet services to ultra low-end devices for first-time mobile phone users in emerging markets.

In the mobile phone category, we expect affordable touch screen and QWERTY keyboards to grow in popularity, and we expect the adoption of services to increase. In order to ensure the longer-term competitiveness of our mobile phones portfolio, we are investing in hardware and usability innovations specifically for this category. In 2010, we plan to introduce touch displays, QWERTY keyboards and dual SIM cards in the mobile phone category.

Competitive Ecosystems are Developing in the Converged Device Market

In the market for converged mobile devices, new ecosystems are developing around major software platforms, including Symbian, MeeGo, Android and Apple’s iPhone. In addition, other industry players, including handset vendors such as Samsung, Palm, RIM, as well as operators such as Vodafone and China Mobile, have created their own proprietary marketplaces for services and applications. This could potentially lead to a fragmentation of developer efforts and commoditization of device hardware.

Ecosystems are also developing as many industry players begin to believe that a completely closed and vertically integrated strategy may result in capability gaps due to the pace of innovation. Thus, the ability to partner in mutually beneficial ways is becoming increasingly important. For example, we are partnering with Microsoft to target enterprise customers, and we are also planning to offer Microsoft’s Office suite on our Symbian-based smartphones. In the first case, we and Microsoft collaborate to create an enterprise-class solution, and Microsoft provides industry-leading enterprise sales capabilities. In the second case, we provide Microsoft with distribution on the industry’s most pervasive smartphone platform, and Microsoft provides us with industry-leading enterprise productivity applications.

In order to maintain our market leadership position in both mobile phones and converged mobile devices, we are striving to differentiate ourselves as an attractive partner for application developers, content providers and other collaborative partners seeking access to mobile consumers. Nokia is taking an open approach towards creating a large, sustainable ecosystem intended to drive our mutual success. We are leveraging global technology platforms and partnerships in order to offer devices and services that are designed and priced appropriately for the preferences of consumers in different markets globally. We are focused on building a large and engaged community of active users and developers, as well as improving the application development tools we offer to our developer community.

Building on the functionalities of converged mobile devices and enhancing their value for consumers, we continue to develop Ovi, our Internet services brand, under which we continue to integrate our services to simplify the user experience and differentiate ourselves from competitors. Ovi is a global platform, which we believe gives us the benefits of scale. Simultaneously, our Ovi platform is designed to support localized services offerings; for example, local content and local operator billing integration. Combined with our distribution capabilities, we believe this is a significant competitive differentiator in a number of markets globally. Ovi Store had over one million downloads a day in February 2010, and Nokia expects continued strong growth during 2010.

Our community of partners is growing — including developers, operators, content companies and other industry players — with strategic as well as financial objectives that are closely aligned. Compared to our competitors, we believe that we generally provide more opportunities to share the economic benefits from services and applications sales. For example, operators can integrate their billing systems with our Ovi Store and then share the revenue from applications sales. In this way, we are collaborating with operators and building ecosystems at a local level to support the delivery of services.

We are continuing to invest in our growing developer community, which now includes over four million registered members. We expect to deliver an improved application development toolkit for developers in the first half of 2010. This will include Qt for high performance applications and services, including graphics-heavy games and core device applications, such as music player and photo album, and a common Web Runtime for more general application development for a broad and extensive range of applications, such as GPS for location, phonebook and calendar. Through our partnership with Intel to form MeeGo, we are uniting the worldwide Maemo and Moblin applications ecosystems and open source communities. This is designed to build scale around Qt, which is the development environment for MeeGo. For application developers, MeeGo extends the range of target device segments to include pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems. Further, our simplified and integrated development toolkit should also enable developers to leverage our open services, building on our September 2009 launch of a beta Ovi software development kit.

By leveraging Symbian, we plan to offer a range of converged mobile devices that increasingly target different consumer segments and price points. Compared to other smartphone software platforms, we believe that Symbian’s scale and Nokia’s strategic sourcing relationships should enable lower device hardware costs and that Symbian’s support for operator and local market customization should broaden the reach of our smartphones. We expect to introduce additional touch screen and QWERTY keyboard smartphones and to bring prices to levels that should enable more affordability for a wider population.

Increasing Maturity of the Traditional Mobile Device Market

Industry volume growth in traditional mobile phones is primarily driven by increased mobile device penetration in emerging markets. Key factors that influence the new subscriber market include the affordability of devices and operator service plans. The four billion mobile subscriptions mark was reached in the beginning of 2009, indicating that future new subscriber growth requires targeting increasingly financially constrained customers in increasingly rural areas.

Also, due to the emergence of certain chipset suppliers and related ecosystems of industry participants in China, entry barriers have been lowered. Such chipset suppliers enable mobile devices to be built by manufacturers that have relatively little industry experience. However, the potential to participate in the mobile device industry has attracted a large number of Chinese manufacturers which build devices based on such offerings, contributing to less product differentiation in the traditional mobile phones category.

Some of our competitors in the traditional mobile device market, in particular new market entrants, have used, and we expect will continue to use, more aggressive pricing and marketing strategies, which have contributed over the past several years to declining industry ASPs and increasing pressure on profitability. These competitors may simply be willing to accept profit margins that are lower than those targeted by us.

In the mobile phone category, we believe our competitive advantages — including our scale, brand, manufacturing and logistics, strategic sourcing and partnering, distribution, R&D and software platforms and intellectual property — continue to be highly effective and our competitive position strong. Price competition continues to be robust, particularly from handset vendors based in China and Korea. However, we believe we provide the highest level of quality at any given price point. In emerging markets, this is the core of our brand promise and, we believe, a key driver of purchase decisions for consumers.

We also believe that our Series 30 and Series 40 mobile phone platforms provide the industry’s most efficient platforms for product creation and offers market leading flexibility for operator variant creation. To create additional value for users of our Series 30 and Series 40-powered mobile phones, we also offer a range of services that can be accessed with them, such as Nokia Life Tools, Ovi Mail, Nokia Maps, and Nokia Money. For example, with Nokia Life Tools, consumers can access timely and relevant agricultural information, as well as education and entertainment services, without requiring the use of GPRS or Internet connectivity. During 2009, we launched Nokia Life Tools in India and Indonesia, and we plan to introduce the service to additional emerging markets during 2010.

Nokia is continuing to invest in Series 40, and we plan to bring a touch experience to the platform in 2010. We also intend to bring QWERTY keyboard and dual SIM card support to this platform in 2010. Our movement to commercial chipsets rather than custom chipsets should also enhance the cost efficiency of this platform. By innovating to deliver new value to users at the high end of the traditional mobile phones category and focusing on cost throughout the range, we believe we can continue to differentiate our mobile phones, support our selling prices and expand the value of this product category.

Operational Efficiency and Cost Control

The factors and trends discussed above influence our net sales and gross profit potential. In addition, operational efficiency and cost control have been and are expected to continue to be important factors affecting our profitability and competitiveness. We continuously assess our cost structure and prioritize our investments. Our objective in the current economic environment is to maintain our strong capital structure, focus on profitability and cash flow and invest appropriately to innovate and grow in key strategic areas. We plan to continue to shift the mix of our investments towards areas that we believe will lead to longer-term differentiation of our mobile devices from the consumer perspective.

Costs of sales of Devices & Services are comprised of the cost of components, manufacturing, labor and overhead, royalties and license fees, the depreciation of manufacturing machinery, logistics costs, cost of excess and obsolete inventory, as well as warranty and other quality costs. The unprecedented currency volatility we experienced towards the end of 2008 and in 2009 has impacted our costs. In particular, we have taken action in 2009 to reduce our devices sourcing costs in the Japanese yen which has appreciated significantly relative to the US dollar and the euro. These measures included price negotiations with our suppliers and shifting the sourcing of certain components to non-Japanese suppliers. During 2009, we decreased sourcing of device components based on the Japanese yen from approximately 25% to approximately 18% of our total costs of sales.

In addition, we have taken action to reduce operating expenses. In 2009, we reduced our Devices & Services operating expenses — research and development expenses, selling and marketing expenses, administrative and general expenses — by approximately 10% compared to 2008. Actions included the closure of certain Nokia facilities, the streamlining of Nokia’s research and development organization, temporary lay-offs in production and measures to increase efficiency in certain global support functions. We target to continue to exert discipline over our cost structure, including improving the efficiency and effectiveness of our research and development investments.

NAVTEQ

NAVTEQ’s objective is to be the leading provider of comprehensive digital map data and related location-based content and services, including traffic information, to corporate customers. NAVTEQ’s strategy is to enhance and expand its geographic database and related dynamic content and services, thereby enabling NAVTEQ to grow its presence in applications and services created by automotive manufacturers, navigation system and application vendors, Internet application providers and mobile device manufacturers. By acquiring NAVTEQ, we are ensuring the continued development of our context and geographical services through Nokia Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation and contextual advertising. At the same time, NAVTEQ continues to develop its expertise in the navigation industry, service its customer base and invest in the further development of its industry-leading map data, location-based content and technology platform.

Location-Based Products and Services Proliferating

A substantial majority of NAVTEQ’s net sales comes from the licensing of NAVTEQ’s digital map data and related location-based content and services for use in mobile devices, in-vehicle navigation systems, Internet applications, geographical information system applications and other location-based products and services. NAVTEQ’s success depends upon the development of a wide variety of products and services that use its data, the availability and functionality of such products and services and the rate at which consumers and businesses purchase these products and services. In recent years, there has been an overwhelming increase in the availability of such products and services, particularly in mobile devices and online application stores for such devices. We expect this trend to continue, but we also expect that the level of quality required for these products and services and the ability to charge license fees for the use of map data incorporated into such products and services may vary significantly.

Price Pressure for Navigable Map Data Increasing

NAVTEQ net sales are also impacted by the highly competitive pricing environment. Google recently announced its decision to make turn-by-turn navigation available to its business customers and consumers on certain mobile handsets at no charge. In January 2010, Nokia introduced a new version of Ovi Maps for its selected smartphones that includes high-end walk and drive navigation at no extra cost to the consumer. We expect these offerings will increase the adoption of location-based services in the mobile handset industry, but we also expect it may result in additional price pressure from NAVTEQ’s other business customers, including handset manufacturers, navigation application developers, wireless carriers and personal navigation device (“PND”) manufacturers, seeking ways to offer lower-cost or free turn-by-turn navigation to consumers. Turn-by-turn navigation solutions that are free to consumers on mobile devices may also put pressure on automotive OEMs and automotive navigation system manufacturers to have lower cost navigation alternatives. The price pressure will likely result in an increased focus on advertising revenue as a way to supplement or replace license fees for map data.

In response to the pricing pressure, NAVTEQ focuses on offering a digital map database with superior quality, detail and coverage; providing value-added services to its customers such as distribution services; enhancing and extending its product offering by adding additional content to its map database and providing business customers with alternative business models that are less onerous to the business customer than those provided by competitors. NAVTEQ’s future results will also depend on NAVTEQ’s ability to adapt its business models to generate increasing amounts of advertising revenues from its map and other location-based content.

We believe that NAVTEQ’s PND customers will face competitive pressure from smartphones and other mobile devices that now offer navigation, but that PND’s currently offer a strong value proposition for consumers based on the functionality, user interface, quality and overall ease of use.

Quality and Richness of Location-Based Content and Services Will Continue to Increase

In addition to the factors driving net sales discussed above, NAVTEQ’s profitability is also driven by NAVTEQ’s expenses related to the development of its database and expansion. NAVTEQ’s development costs are comprised primarily of the purchase and licensing of source maps, employee compensation and third-party fees related to the construction, maintenance and delivery of its database.

In order to remain competitive and notwithstanding the price pressure discussed above, NAVTEQ will need to continue to expand the geographic scope of its map data, maintain the quality of its existing map data and add an increasing list of new location-based content and services. The trends for such location-based content and services include real-time updates to location information, more dynamic information, such as traffic, weather, events and parking availability and imagery consistent with the real-world. We expect that these requirements will cause NAVTEQ’S map development expenses to continue to grow, despite a number of productivity initiatives underway to improve the efficiency of our database collection processing and delivery.

Global Economic Conditions impacting NAVTEQ

Sales of our map database on mobile devices including PNDs and handsets grew in 2009 despite unfavorable conditions in the consumer electronics industry primarily as a result of rapid deployment of navigation by handset providers globally and by wireless carriers in the US. We expect to see growth in navigation on mobile devices in 2010 while we believe that the global economic environment is only gradually strengthening. With this rapid growth and continued uncertainty in the automotive sector, we expect the percentage of NAVTEQ net sales derived from in-vehicle navigation to decline in 2010 compared with 2009 and the percentage derived from mobile devices to increase compared to 2009.

Nokia Siemens Networks

Nokia Siemens Networks provides mobile and fixed network solutions and related services to operators and service providers. The principal source of Nokia Siemens Networks net sales are the sale of telecommunications infrastructure hardware components throughout the network from the access element, core networks and transport; the software and solutions that configure and manage those networks, the voice and data traffic that flows through the networks as well as the information operators use to build, manage and enhance the services they offer to end-users; and the provision of network services, including the building of networks, maintenance and care services and, increasingly, network management for operators.

Nokia Siemens Networks’ mission is to help customers build more valuable customer relationships. The company endeavors to do this by improving efficiency in their key operational areas, in the network and services provided to end-users. Nokia Siemens Networks also seeks to enhance the communications experience the operators offer to their customers with their networks and their services. Nokia Siemens Networks’ products, solutions and services are designed to enable efficient low-cost connectivity, customer and content aware service delivery, flexible service creation and management and customer and service specific communications experience.

Nokia Siemens Networks’ net sales depend on various developments in the mobile and fixed infrastructure market, such as network operator investments, the pricing environment and product mix. In developed markets, operator investments are primarily driven by capacity and coverage upgrades, which, in turn, are driven by greater usage of the networks both for voice calls and, increasingly, for data usage. Those operators are increasingly targeting investments in technology and services that allow better management of users on their network, and also allow them to tap the value of the large amounts of subscriber data under their control. Also, in developed markets, the investments of network operators are driven by the evolution of network technologies and an increasing need for efficiency. In emerging markets, the principal factors influencing operator investments are growing customer demand for telecommunications services resulting from subscriber growth. In many emerging markets, this continues to drive growth in network coverage both from existing network providers and new entrants to markets.

Over recent years, the infrastructure industry has entered a more mature phase characterized by the completion of the greenfield roll-outs of mobile and fixed networks infrastructure across many markets, although this is further advanced in developed markets. Despite this, there is still a significant market for traditional network infrastructure products to meet coverage and capacity requirements, even as older technologies such as 2G are supplanted by 3G and LTE. As growth in traditional network products sales slows, there is an emphasis on the provision of network upgrades, often through software, as well as applications, such as billing, charging and subscriber management, and services, particularly the outsourcing of non-core activities to companies that provide extensive telecommunications expertise and strong managed service offerings.

Three principal trends have emerged in the infrastructure market over recent years that are likely to impact future net sales: the growth of data usage; the move towards managed services and outsourcing; and the focus on subscriber-centric services. These can be seen as having a complementary impact on the investment choices made by Nokia Siemens Network customers.

Growing Data Usage

The increased flow of data through telecommunications networks, particularly in developed markets, has begun to have significant implications for network development. Alongside traditional voice and data services, such as text messaging, end-users are beginning to access a wealth of media services through communications networks, including email and other business data; entertainment services, including games and music; visual media, including films and television programming; and social media sites. End-users increasingly expect that such services are available to them everywhere, through both mobile and fixed networks. These services are now accessed and used through multiple devices, including personal computers, through traditional broadband access lines as well as 3G data dongles, set-top boxes and mobile and fixed line telephones.

The growing popularity of feature rich smartphones that combine voice functionality, messaging, email, media players, navigation systems and other capabilities has been complemented by a proliferation of products and services in the market that both meet and feed end-user demand. The result has been a dramatic increase in data traffic through both mobile access and transport networks that carries the potential to cause network congestion. During 2009, the emergence of applications that are “always on” and therefore in constant contact with the network increasingly contributed to network congestion in certain networks and markets.

To cope with the growing traffic load within networks, operators are likely to need to invest increasingly in additional capacity, and in the speed and flexibility in their networks, both in the access networks and the backhaul that carries the data load as well as in the core networks that link them. That investment is likely at first to come in upgrades to existing 3G, core and backhaul networks and later in the move towards LTE, and it will require both hardware and software investment.

Nokia Siemens Networks has intensified and focused its investment in research and development in its network systems business and in the radio access area, particularly in 2008 and 2009, in order to offer the products and software that respond to the growing requirement of operators for efficient networks that can handle the data growth at reasonable cost. Within developed markets, investment in 3G networks has resulted in a slowing down in expenditure on 2G networks, although these remain important in many emerging markets, such as India.

Managed Services and Outsourcing

A second trend has been the acceleration in the development of the managed services market as operators are increasingly looking to outsource network management to infrastructure vendors. The primary driver for this trend is that managed services providers are able to offer economies of scale in network management that allow the vendor to manage such contracts profitably while operators can reduce the cost of network management. The outsourcing trend is also underpinned by many operators taking the view that network management is no longer either a core competence or requirement of their business and are increasingly confident that they can find greater expertise by outsourcing this activity to a trusted partner that can also improve quality and reliability in the network.

Nokia Siemens Networks believes that this trend will continue and that it could in future be driven by financial imperatives of its customers. While data traffic has grown at very high rates over recent years, fuelling the requirement for capital expenditure in networks, many operators have yet to see a corresponding growth in revenues from users, a dynamic that has the potential to threaten their profitability levels. As capital expenditure increases, some operators are looking to other areas to sustain and grow profitability, and in particular many operators are looking to control their operating expenditure. In those circumstances, the outsourcing of the management of their network to infrastructure vendors such as Nokia Siemens Networks can be an attractive option.

In emerging markets, such as Africa and India, price pressure and competition in the end-user market has increased the financial pressure on many operators, and that in turn has resulted in a similar trend as operators have looked to control and cut costs through outsourcing network management.

By the end of 2009, the trend towards network management outsourcing was evident in every region of the world, and Nokia Siemens Networks has contracts in each of those regions. Nokia Siemens Networks believes that such a trend generates its own momentum in the market as vendors can increasingly demonstrate their capabilities with reference accounts and operators are exposed to their competitors taking steps that can enhance profitability and improve network quality and reliability.

Nokia Siemens Networks, which employs about 28 000 services professionals, continues to build its managed services capability to address the growing demand for outsourcing. It has developed a global delivery model that offers the benefits of scale and efficiencies both to Nokia Siemens Networks and its customers. The model is based on the delivery of services from three global network operations centers in Lisbon, Portugal and Chennai and Noida in India, the latter of which was opened in 2009. Increasingly, Nokia Siemens Networks is addressing opportunities in multi-vendor network management, where the customer network might be partially or even entirely comprised of network components manufactured and installed by other vendors.

Nokia Siemens Networks believes it has a strong competitive position in managed services and continues to invest and innovate to ensure that it can maintain and enhance that position.

Subscriber-centric Services

As operators in many markets see the growth of net new subscribers slowing or even stopping, they are increasingly focused on leveraging the value of the subscribers they have. As the acquisition of new subscribers to networks in such markets can be both difficult and expensive, customers look to limit “churn”, where end-users transfer to a rival service provider, as well as to increase the revenue derived from each user through the addition of value-added services, such as access to media and entertainment, social networking services and so on.

This often requires that operators invest in software and solutions that allow customers to enjoy an improved experience. One of the key foundations for this improved end-user experience is understanding an end-user’s behavior and preferences, which in turn allows the operator to tailor service offerings to the individual consumer. This not only includes services and applications, but also bespoke billing platforms and identity management solutions.

Nokia Siemens Networks continues to develop and enhance its offerings in this area. Nokia Siemens Networks believes it has the industry’s leading subscriber database management platform, complemented by flexible billing and charging platforms and other software and solutions that provide its customers with the tools, flexibility and agility required to respond to a rapidly changing end-user market. Nokia Siemens Networks also provides business process and consulting services that help to lead its customers through business transformation opportunities.

Pricing and competition

Over recent years, the telecommunications infrastructure market has been characterized by intense competition caused in part by the entrance into the market of low cost competitors from China, which looked to gain market share by leveraging their low cost advantage in tenders for customer contracts.

While there is some evidence in the market that the pricing environment is not as severe as it has been previously, the infrastructure industry, and in particular the products segment, remains highly competitive and subject to price erosion. The pricing environment remained intense in 2009 and is expected to remain so in 2010.

Nokia Siemens Networks’ net sales are impacted by those pricing developments, which show some regional variation, and in particular by the balance between sales in developed and emerging markets. While price erosion was evident across most geographical markets, it was particularly intense in a number of emerging markets where many operator customers have been subject to financial pressure, both through lack of availability of financing facilities during 2009 as well as intense pricing pressure in their domestic markets.

Pricing pressure is evident in the traditional products markets, in particular, where competitors may have products with similar technological capabilities, leading to commoditization in some areas. Nokia Siemens Networks ability to compete in these markets is determined by its ability to remain competitive with its rivals in the area of price and it is therefore important for the company to continue to lower product costs to keep pace with price erosion. Nokia Siemens Networks achieved its targets for reducing product costs in 2009, and will need to continue to do so in order to provide its customers with high-quality products at competitive prices. There is currently less pricing sensitivity evident in the managed services market, where vendor selections are also determined by the level of trust and demonstrated capability in the field.

Outlook, targets and priorities for 2010

The general conditions that prevailed in 2009, in which the telecommunications infrastructure industry contracted as operators delayed or curtailed spending in response to economic concerns, are expected to stabilize in 2010. Nokia Siemens Networks expects the pricing and competitive environment to remain intense in 2010, and therefore estimates that the mobile and fixed infrastructure and related services market will be flat in euro terms in 2010, compared to 2009.

Nokia Siemens Networks’ performance in the infrastructure business is determined by its ability to satisfy the competitive and complex requirements of the market and its current and potential customers. Nokia Siemens Networks will need to continue to leverage and, in some cases, improve its scale, technology and product portfolio to maintain or improve its position in the market. We target for Nokia Siemens Networks to grow faster than the market in 2010, compared to 2009, primarily due to improved product competitiveness and continued momentum in services.

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

In November 2009, Nokia Siemens Networks announced a reorganization of its business structure to align it better to customer needs. At the same time, Nokia Siemens Networks announced a plan to improve its financial performance and increase its profitability. The plan includes targeted reductions of annualized operating expenses and production overheads of EUR 500 million by the end of 2011, compared to the end of 2009, excluding special items and purchase price accounting related items. Nokia Siemens Networks also announced in November 2009 that as part of that effort, the company is conducting a global personnel review which may lead to headcount reductions in the range of about 7% to 9% percent of its approximately 64 000 employees. Nokia Siemens Networks estimated that total charges associated with these reductions will be in the range of EUR 550 million to be recorded mainly over the course of 2010. In addition to the operating expense and production overhead savings, Nokia Siemens Networks announced that it will target an annual reduction in product and service procurement costs related to cost of goods sold that is substantially larger than the targeted EUR 500 million in operating expenses and production overhead reductions. Nokia

Siemens Networks began implementing the restructuring in March 2010 by, for instance, initiating consultations with local employee representatives in affected countries, including Finland and Germany.

Nokia Siemens Networks plans to pursue acquisitions when assets are available and the associated purchase price of those assets provides the appropriate value. In particular, assets that enhance the scale of existing product and service business lines and that deepen relationships with key customers may be targeted.

Certain Other Factors

Exchange Rates

Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the euro, our reporting currency, and other currencies such as the US dollar, the Japanese yen and the Chinese yuan. See Item 3A “Selected Financial Data — Exchange Rate Data.” Foreign currency denominated assets and liabilities, together with highly probable purchase and sale commitments, give rise to foreign exchange exposure.

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

In addition to foreign exchange risk of our own sales and cost, our overall risk depends on the competitive environment in our industry and the foreign exchange exposures of our competitors.

To mitigate the impact of changes in exchange rates on net sales as well as average product cost, we hedge material transaction exposures on a gross basis, unless hedging would be uneconomical due to market liquidity and/or hedging cost. Nokia hedges significant forecasted cash flows typically with a 6 to 12 month hedging horizon. For the majority of these hedges hedge accounting is applied to reduce profit and loss volatility. Nokia also hedges significant balance sheet exposures. Our balance sheet is also affected by the translation into euro for financial reporting purposes of the shareholders’ equity of our foreign subsidiaries that are denominated in currencies other than the euro. In general, this translation increases our shareholders’ equity when the euro depreciates, and affects shareholders’ equity adversely when the euro appreciates against the relevant other currencies (year-end rate to previous year-end rate). To mitigate the impact to shareholders’ equity, Nokia hedges selected net investment exposures from time to time.

During 2009, the volatility of the currency market decreased gradually after the first quarter of the year but remained elevated compared to levels during the first half of 2008. At the same time, the currency market liquidity conditions improved after the first quarter of 2009, especially compared to the second half of 2008. Overall hedging costs decreased during 2009 due to the low interest rate environment and declining currency market volatility.

In 2009, until the end of February the US dollar appreciated against the euro by 6.0%. After that, the US dollar depreciated by 12.0% and at the end of 2009 was 6.6% weaker than at the end of 2008.

The weaker US dollar towards the end of 2009 had a negative impact on our net sales expressed in euro as approximately 45% of our net sales are generated in US dollars and currencies closely following the US dollar. However, the depreciation of the US dollar also contributed to a lower average product cost as approximately 55% of the components we use are sourced in the US dollar. During 2009, we increased the percentage of our direct material purchases in USD, as this helps to balance our net USD position. In total, the movements of the US dollar against the euro had a slightly negative impact on our operating profit in 2009.

In 2009, until the end of January the Japanese yen appreciated by 4.9% against the euro. After that, the Japanese yen depreciated and ended 5.5% weaker at the end of 2009 than at the end of 2008.

During 2009, approximately 22% of the devices components we used were sourced in the Japanese yen and, consequently, the depreciation of the Japanese yen had a positive impact on our operating profit in 2009. We have taken action in 2009 to reduce our devices sourcing costs in the Japanese yen, including price negotiations with our suppliers and shifting the sourcing of certain components to non-Japanese suppliers. At the end of 2009, we had decreased the amount of device components we source in Japanese yen to approximately 18% of our total costs of sales.

During 2009, the volatility of emerging market currencies was high during the first quarter of the year but leveled off during the following three quarters. In 2009, the Brazilian real appreciated 26.5% against the euro. The Chinese yuan, Russian ruble and India rupee depreciated 6.7%, 3.8% and 2.7%, respectively, against the euro.

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

For a discussion on the instruments used by Nokia in connection with our hedging activities, see Note 33 to our consolidated financial statements included in Item 18 of this annual report. See also Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and Item 3D. “Risk Factors.”

Seasonality

Our Devices & Services sales are somewhat affected by seasonality. Historically, the first quarter of the year has been the lowest quarter of the year and the fourth quarter has been the strongest quarter, mainly due to the effect of holiday sales. However, over time we have seen a trend towards less pronounced seasonality. The difference between the sequential holiday seasonal increase in the Western hemisphere in fourth quarter and subsequent decrease in first quarter sequential volumes has moderated. The moderation in seasonality has been caused by shifts in the regional make-up of the overall market. Specifically, there has been a larger mix of industry volumes coming from markets where the fourth quarter holiday seasonality is much less prevalent.

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

Nokia Siemens Networks also experiences seasonality. Its sales are generally higher in the last quarter of the year compared with the first quarter of the following year due to network operators’ planning, budgeting and spending cycles.

Accounting Developments

The International Accounting Standards Board, or IASB, has and will continue to critically examine current IFRS, with a view towards increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules continued in 2009 resulting in amendments to existing rules effective from January 1, 2010 and additional amendments effective the following year. These are discussed in more detail under “New accounting pronouncements under IFRS” in Note 1 to our consolidated financial statements included in Item 18 of this annual report. There were no IFRS accounting developments adopted in 2009 that had a material impact on our results of operations or financial position.

Critical Accounting Policies

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 1 to our consolidated financial statements included in Item 18 of this annual report. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The estimates affect all our segments equally unless otherwise indicated.

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

Devices & Services and certain NAVTEQ and Nokia Siemens Networks revenues are generally recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. This requires us to assess at the point of delivery whether these criteria have been met. When management determines that such criteria have been met, revenue is recognized. We record estimated reductions to revenue for special pricing agreements, price protection and other volume based discounts at the time of sale, mainly in the mobile device business. Sales adjustments for volume based discount programs are estimated based largely on historical activity under similar programs. Price protection adjustments are based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. Devices & Services and certain Nokia Siemens Networks service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion. Devices & Services and NAVTEQ license fees from usage are recognized in the period when they are reliably measurable which is normally when the customer reports them to the Group.

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

Customer Financing

We have provided a limited number of customer financing arrangements and agreed extended payment terms with selected customers. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectability of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable as well as the likelihood and timing of estimated collections. The Group endeavors to mitigate this risk through the transfer of its rights to the cash collected from these arrangements to third-party financial institutions on a non-recourse basis in exchange for an upfront cash payment. During the past three fiscal years the Group has not had any write-offs or impairments regarding customer financing. The financial impact of the customer financing related assumptions mainly affects the Nokia Siemens Networks segment. See also Note 33(b) to our consolidated financial statements included in Item 18 of this annual report for a further discussion of long-term loans to customers and other parties.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyzes accounts receivables and historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based on these estimates and assumptions the allowance for doubtful accounts was EUR 391 million in 2009 (EUR 415 million in 2008).

Inventory-related Allowances

We periodically review our inventory for excess, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods. Based on these estimates and assumptions the allowance for excess and obsolete inventory was EUR 361 million in 2009 (EUR 348 million in 2008). The financial impact of the assumptions regarding this allowance affects mainly the cost of sales of the Devices & Services and Nokia Siemens Networks segments.

Warranty Provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Our products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As we continuously introduce new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision. Based on these estimates and assumptions the warranty provision decreased to EUR 971 million primarily due to lower sales volumes in Devices & Services in 2009 (EUR 1 375 million in 2008). The financial impact of the assumptions regarding this provision mainly affects the cost of sales of Devices & Services segment.

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

We estimate the outcome of all potential IPR infringements made known to us through assertion by third parties, or through our own monitoring of patent- and other IPR-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will result in a probable outflow of resources, we record a liability based on our best estimate of the expenditure required to settle infringement proceedings. Based on these estimates and assumptions the provision for IPR infringements was EUR 390 million in 2009 (EUR 343 million in 2008). The financial impact of the assumptions regarding this provision mainly affects Devices & Services segment.

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

Legal Contingencies

As discussed in Item 8A7. “Litigation” and in Note 28 to the consolidated financial statements included in Item 18 of this annual report, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

Capitalized Development Costs

We capitalize certain development costs primarily in the Nokia Siemens Networks segment when it is probable that a development project will be a success and certain criteria, including commercial and technical feasibility, have been met. These costs are then amortized on a systematic basis over their expected useful lives, which due to the constant development of new technologies is between two to five years. During the development stage, management must estimate the commercial and technical feasibility of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s net selling price and value in use. Value in use is the present value of discounted estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For projects still in development, these estimates include the future cash outflows that are expected to occur before the asset is ready for use. See Note 7 to our consolidated financial statements included in Item 18 of this annual report.

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

Valuation of Long-lived and Intangible Assets and Goodwill

We assess the carrying amount of identifiable intangible assets, long-lived assets if events or changes in circumstances indicate that such carrying amount may not be recoverable. We assess the carrying amount of our goodwill at least annually, or more frequently based on these same indicators. Factors we consider important, which could trigger an impairment review, include the following:

•	significant underperformance relative to historical or projected future results;

•	significant changes in the manner of our use of these assets or the strategy for our overall business; and

•	significantly negative industry or economic trends.

When we determine that the carrying amount of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on discounted projected cash flows.

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

Goodwill is allocated to the Group’s cash-generating units (CGU) and discounted cash flows are prepared at CGU level for the purpose of impairment testing. The allocation of goodwill to our CGUs is made in a manner that is consistent with the level at which management monitors operations and the CGUs expected to benefit from the synergies arising from each of our acquisitions. Accordingly, (i) goodwill arising from the acquisitions completed by the Devices & Services segment has been allocated to the Devices & Services CGU, (ii) goodwill arising from the acquisition of and acquisitions completed by NAVTEQ has been allocated to the NAVTEQ CGU and (iii) goodwill arising from the formation of and acquisitions completed by Nokia Siemens Networks has been allocated to the Nokia Siemens Networks CGU.

The recoverable amounts for the Devices & Services CGU and NAVTEQ CGU are determined based on a value in use calculation. The cash flow projections employed in the value in use calculation are based on financial plans approved by management. These projections are consistent with external sources of information, whenever available. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate that does not exceed the long-term average growth rates for the industry and economies in which the CGU operates.

In prior years we used a value in use calculation to determine the recoverable amount of the Nokia Siemens Networks CGU. In 2009 the value in use calculation resulted in a recoverable amount that was lower than the carrying amount for the Nokia Siemens Networks CGU. As a result, we performed an analysis to determine the fair value less costs to sell of the Nokia Siemens Networks CGU. The fair value less costs to sell of the Nokia Siemens Networks CGU exceeded its value in use. IFRS requires that recoverable amount is based on the higher of the value in use and fair value less costs to sell and accordingly the current year goodwill assessment is based on a discounted cash flow calculation to estimate the fair value less costs to sell. The cash flow projections employed in the discounted cash flow calculation have been determined by management based on the best information available to reflect the amount that an entity could obtain from the disposal of the Nokia Siemens Networks CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

The discount rates applied in the value in use calculation for each CGU have been determined independently of capital structure reflecting current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Overall, the discount rates applied in the 2009 impairment testing have decreased in line with declining interest rates and narrowing credit spreads.

In case there are reasonably possible changes in estimates or underlying assumptions applied in our goodwill impairment testing, such as growth rates and discount rates, which could have a material impact on the carrying amount of the goodwill or result in an impairment loss, those are disclosed below in connection with the relevant CGU.

The Group recorded an impairment loss of EUR 908 million in the third quarter of 2009 to reduce the carrying amount of the Nokia Siemens Networks CGU to its recoverable amount. The impairment loss was allocated in its entirety to the carrying amount of goodwill arising from the formation of Nokia Siemens Networks and from subsequent acquisitions completed by Nokia Siemens Networks. The impairment loss is presented as impairment of goodwill in the consolidated income statement. As a result of the impairment loss, the amount of goodwill allocated to the Nokia Siemens Networks CGU has been reduced to zero.

The recoverability of the Nokia Siemens Networks CGU has declined as a result of a decline in forecasted profits and cash flows. The Group evaluated the historical and projected financial performance of the Nokia Siemens Networks CGU taking into consideration the challenging competitive factors and market conditions in the infrastructure and related service business. As a result of this evaluation, the Group lowered its net sales and gross margin projections for the Nokia Siemens Networks CGU. The reduction in the projected scale of the business had a negative impact on the projected profits and cash flows of the Nokia Siemens Networks CGU.

We have performed our annual goodwill impairment testing during the fourth quarter of 2009 on the opening fourth quarter balances. During 2009, the conditions in the world economy have shown signs of improvement as countries have begun to emerge from the global economic downturn. However, significant uncertainty exists regarding the speed, timing and resiliency of the global economic recovery and this uncertainty is reflected in the impairment testing for each of the Group’s CGUs.

Goodwill amounting to EUR 1 227 million has been allocated to the Devices & Services CGU for the purpose of impairment testing. The impairment testing has been carried out based on management’s expectation of stable market share and normalized profit margins in the medium to long-term. The goodwill impairment testing conducted for the Devices & Services CGU for the year ended December 31, 2009 did not result in any impairment charges.

Goodwill amounting to EUR 3 944 million has been allocated to the NAVTEQ CGU. The impairment testing has been carried out based on management’s expectations and assessment of the financial performance and future strategies of the NAVTEQ CGU in light of current and expected market and economic conditions. The goodwill impairment testing conducted for the NAVTEQ CGU for the year ended December 31, 2009 did not result in any impairment charges. The recoverable amount of the NAVTEQ CGU is between 5 to 10% higher than its carrying amount. The Group expects that a reasonably possible change of 1% in the valuation assumptions for long-term growth rate or discount rate would give rise to an impairment loss.

The key assumptions applied in the impairment testing for each CGU in the annual goodwill impairment testing for each year indicated are presented in the table below:

	Cash-generating Unit
	Devices & Services(1)		Nokia Siemens Networks		NAVTEQ(1)
	%		%		%
	2009	2008	2009	2008	2009	2008

Terminal growth rate	2.00	2.28	1.00	1.00	5.00	5.00
Pre-tax discount rate	11.46	12.35	13.24	15.60	12.60	12.42

(1)	Subsequent to the acquisition of NAVTEQ on July 10, 2008, we have had three operating and reportable segments: Devices & Services, NAVTEQ and Nokia Siemens Networks. The organizational changes fundamentally altered our reporting structure, the information reported to management as well as the way in which management monitors and runs operations and accordingly no directly comparable information for the Devices & Services CGU and NAVTEQ CGU is available for the year ended December 31, 2007.

The annual goodwill impairment testing conducted for each of the Group’s CGUs for the years ended December 31, 2008 and 2007 have not resulted in any impairment charges. The goodwill impairment testing for the year ended December 31, 2009 resulted in the aforementioned impairment charge for the Nokia Siemens Networks CGU.

The Group has applied consistent valuation methodologies for each of the Group’s CGUs for the years ended December 31, 2009, 2008 and 2007. We periodically update the assumptions applied in our impairment testing to reflect management’s best estimates of future cash flows and the conditions that are expected to prevail during the forecast period.

See also Note 7 to our consolidated financial statements included in Item 18 of this annual report for further information regarding “Valuation of long-lived and intangible assets and goodwill.”

Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. If quoted market prices are not available for unlisted shares, fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, (3) analysis of market prospects and operating performance of the target companies taking into consideration of public market comparable companies in similar industry sectors. Changes in these assumptions may cause the Group to recognize impairments or losses in the future periods. The financial impact of these assumptions mainly affects Devices & Services segment.

Income Taxes

The Group is subject to income taxes both in Finland and in numerous other jurisdictions. Significant judgment is required in determining income tax expense, tax provisions, deferred tax assets and liabilities recognized in the consolidated financial statements. We recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in making this assessment. If circumstances indicate it is no longer probable that deferred tax assets will be utilized they are assessed for realizability and adjusted as necessary. At December 31, 2009, the Group had loss carry forwards and temporary differences of EUR 2 532 million (EUR 102 million in 2008) for which no deferred tax assets were recognized in the consolidated financial statements due to loss history and current year loss in certain jurisdictions.

We recognize tax provisions based on estimates and assumptions when, despite our belief that tax return positions are supportable, it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by tax authorities. In 2009, Nokia benefited EUR 203 million from the positive net effect from the development and outcome of various prior year taxes and changes in tax contingencies impacting Nokia taxes.

If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the income tax and deferred tax provisions in the period in which such determination is made.

Pensions

The determination of our pension benefit obligation and expense for defined benefit pension plans is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 5 to our consolidated financial statements included in Item 18 of this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of our plan assets is invested in equity securities. The equity markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore generally affect our recognized expense and recorded obligation in such future periods. Our assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. The financial impact of the pension assumptions affects mainly the Devices & Services and Nokia Siemens Networks segments.

Share-based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black-Scholes model on the date of grant based on certain assumptions. Those assumptions are described in Note 23 to our consolidated financial statements included in Item 18 of this annual report and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Nokia shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.

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

Results of Operations

2009 compared with 2008

Nokia completed the acquisition of NAVTEQ Corporation on July 10, 2008. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. The results of NAVTEQ are not available for the prior periods. Accordingly, the results of Nokia Group and NAVTEQ for the full year 2009 are not directly comparable to the results for the full year 2008.

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2009 and 2008.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2009	Net Sales	2008	Net Sales	(Decrease)
		(EUR millions, except percentage data)

Net sales	40 984	100.0%	50 710	100.0%	(19.2)%
Cost of sales	(27 720)	(67.6)%	(33 337)	(65.7)%	(16.8)%

Gross profit	13 264	32.4%	17 373	34.3%	(23.7)%
Research and development expenses	(5 909)	(14.4)%	(5 968)	(11.8)%	(1.0)%
Selling and marketing expenses	(3 933)	(9.6)%	(4 380)	(8.6)%	(10.2)%
Administrative and general expenses	(1 145)	(2.8)%	(1 284)	(2.5)%	(10.8)%
Other operating income and expenses	(1 080)	(2.6)%	(775)	(1.5)%	39.4%

Operating profit	1 197	2.9%	4 966	9.8%	75.9%

For 2009, our net sales decreased 19.2% to EUR 40 984 million compared with EUR 50 710 million in 2008. The decrease in net sales was primarily driven by the deteriorated global economic conditions during 2009, including weaker consumer and corporate spending, constrained credit availability and currency market volatility. The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2009 and 2008.

	Year Ended December 31,
	2009	2008

Europe	36%	37%
Middle East & Africa	14%	14%
Greater China	16%	13%
Asia-Pacific	22%	22%
North America	5%	4%
Latin America	7%	10%

Total	100%	100%

The 10 markets in which we generated the greatest net sales in 2009 were, in descending order of magnitude, China, India, the United Kingdom, Germany, the United States, Russia, Indonesia, Spain, Brazil and Italy, together representing approximately 52% of our total net sales in 2009. In comparison, the 10 markets in which we generated the greatest net sales in 2008 were China, India, the UK, Germany, Russia, Indonesia, the US, Brazil, Italy and Spain, together representing approximately 50% of our total net sales in 2008.

Our gross margin in 2009 was 32.4% compared with 34.3% in 2008. The lower gross margin in 2009 resulted primarily from the decrease in net sales compared to 2008.

Research and development, or R&D, expenses were EUR 5 909 million, down 1% from EUR 5 968 million in 2008. R&D expenses represented 14.4% of our net sales in 2009, up from 11.8% in 2008. The increase in R&D as a percentage of net sales reflected a decrease in net sales in Devices & Services and Nokia Siemens Networks which was partially offset by a decrease in R&D expenses in Devices & Services and Nokia Siemens Networks. In 2009, R&D expenses included restructuring charges of EUR 30 million and purchase price accounting related items of EUR 534 million. In 2008, R&D expenses included EUR 153 million representing the contribution of the assets to the Symbian Foundation, restructuring charges of EUR 46 million and purchase price accounting related items of EUR 351 million.

In 2009, selling and marketing expenses were EUR 3 933 million compared with EUR 4 380 million in 2008. Selling and marketing expenses represented 9.6% of our net sales in 2009, up from 8.6% in 2008. The increase in selling and marketing expenses as a percentage of net sales reflected a decrease in net sales in Devices & Services and Nokia Siemens Networks which was partially offset by a decrease in sales and marketing expenses in Devices & Services. In 2009, selling and marketing expenses included restructuring charges of EUR 12 million and EUR 401 million of purchase price accounting related items. In 2008, selling and marketing expenses included a EUR 14 million reversal of restructuring charges and EUR 343 million of purchase price accounting related items.

Administrative and general expenses were EUR 1 145 million in 2009 and EUR 1 284 million in 2008. Administrative and general expenses were 2.8% of net sales in 2009 compared to 2.5% in 2008. Administrative and general expenses in 2009 included restructuring charges of EUR 103 million. Administrative and general expenses for 2008 also included restructuring charges of EUR 163 million.

In 2009, other income and expenses included restructuring charges of EUR 192 million, purchase price accounting related items of EUR 5 million, impairment of goodwill related to Nokia Siemens Networks of EUR 908 million, impairment of assets of EUR 56 million, a gain on sale of the security appliance business of EUR 68 million and a gain on sale of real estate of EUR 22 million in 2009. In 2008, other operating income and expenses included restructuring charges of EUR 446 million and EUR 152 million loss due to transfer of the Finnish pension liabilities to pension insurance companies.

Our operating profit for 2009 decreased 76% to EUR 1 197 million compared with EUR 4 966 million in 2008. The decreased operating profit resulted from decreased profitability of all reportable segments. Our operating margin was 2.9% in 2009 compared with 9.8% in 2008.

Results by Segments

Devices & Services

The following table sets forth our estimates for industry mobile device volumes and year-on-year growth rate by geographic area for the fiscal years 2009 and 2008. These estimates and the following discussion are based on our definition of the industry mobile device market used in 2009 and 2008.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2009(1)	2008 to 2009	2008
	(Units in millions, except percentage data)

Europe	252	(10)%	281
Middle East & Africa	137	(8)%	149
Greater China	188	3%	183
Asia-Pacific	275	(3)%	284
North America	172	(3)%	178
Latin America	115	(17)%	139

Total	1 140	(6)%	1 213

(1)	Beginning in 2010, we are revising our definition of the industry mobile device market that we use to estimate industry volumes. This is due to improved measurement processes and tools that enable us to have better visibility to estimate the number of mobile devices sold by certain new entrants in the global mobile device market. These include vendors of legitimate, as well as unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets. For comparative purposes only going forward, applying the revised definition and improved measurement processes and tools that we are using beginning in 2010 retrospectively to 2009, we estimate that industry mobile device volumes in 2009 would have been 1.26 billion units. We are not able to apply our revised definition and improved measurement processes and tools retrospectively to our estimated industry mobile device volumes in 2008 due to lack of visibility and data. The industry mobile device volumes estimated for 2008 are not comparable with the industry mobile device volumes estimates based on the revised definition.

According to our estimates, in 2009 industry mobile device volumes, based on the 2009 definition, decreased by 6% to 1.14 billion units, compared with an estimated 1.21 billion units in 2008. The global device market was negatively impacted in 2009 by the difficult global economic conditions, including weaker consumer and corporate spending, constrained credit availability and currency market volatility. The demand environment for mobile devices improved during the latter part of the year as the global economy started to show initial signs of recovery.

We estimate that emerging markets accounted for approximately 63% of industry mobile device volumes in 2009, based on the 2009 definition, unchanged from 2008. The devaluation of emerging market currencies impacted the purchasing power of consumers in emerging markets, where Nokia’s market share is strong. The entry-level device market (devices priced at 50 euro or under) continued to be one of the fastest growing segments for the market. This was particularly the case in 2009 where we estimate this part of the market represented approximately 48% of total industry volumes compared to 44% in 2008. We estimate the converged mobile device market was approximately 176 million units globally in 2009, growing from approximately 161 million units in 2008, despite of the decline in total industry mobile device volumes based on the 2009 definition.

At the end of 2009, we estimate that there were approximately 4.6 billion mobile subscriptions globally, representing approximately 67% global penetration. This is compared to approximately 3.9 billion mobile subscribers at the end of 2008 and approximately 58% global penetration.

The following table sets forth our mobile device volumes and year-on-year growth rate by geographic area for the fiscal years 2009 and 2008. The estimates of Nokia’s volume market share in the following discussion are based on our definition of the industry mobile device market used in 2009 and 2008.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2009(*)	2008 to 2009	2008
	(Units in millions, except percentage data)

Europe	107.0	(6.9)%	114.9
Middle East & Africa	77.7	(4.1)%	81.0
Greater China	72.6	1.8%	71.3
Asia-Pacific	123.5	(7.8)%	134.0
North America	13.5	(14.0)%	15.7
Latin America	37.5	(27.2)%	51.5

Total	431.8	(7.8)%	468.4

*	For comparative purposes only going forward, applying the revised definition of the industry mobile device market (see note 1 to the industry mobile device volume table above) retrospectively to 2009, Nokia estimates that its mobile device volume market share would have been 34% in 2009 on an annual basis. Nokia is not able to apply the revised definition and improved measurement processes and tools retrospectively Nokia’s estimated volume market share in 2008 due to lack of visibility and data. Nokia’s volume market share estimated for 2008 is not comparable with Nokia’s volume market share estimates based on the revised definition.

Our mobile device volumes declined 8% in 2009 compared with 2008, to 432 million units. Of those volumes, our converged mobile device volumes were 67.8 million units in 2009, compared with 60.6 million units in 2008. The year-on-year volume decline in our mobile device volumes was primarily due to difficult global economic conditions, including weaker consumer and corporate spending, constrained credit availability and currency market volatility. Based on the industry mobile device market definition we used in 2009 and 2008, our mobile device volume market share decreased to 38% in 2009, compared with 39% in 2008. The decrease in our device volume market share was primarily due to intense competition. In 2009, we estimate that Nokia was the market leader in Europe, Asia-Pacific, China and Latin America. We further estimate that we were also the market leader in the fastest growing markets of the world, including Middle East & Africa, South East Asia-Pacific and India. We continued to be the market share leader in the entry-level market with an estimated market share of approximately 45%. We also continued to be the market share leader in converged mobile devices. Our estimated converged mobile device market share remained unchanged at 38% in 2009, compared with 2008, despite strong competition.

During 2009, based on the industry mobile device market definition we used in 2009, we estimate that Nokia gained mobile device market share in Europe and Middle East & Africa. Our device market share decreased in Asia-Pacific, Latin America and North America. Our device market share was flat in Greater China.

In Europe, we estimate that our market share increased. Nokia’s share increased in, for example, Germany, the United Kingdom, Russia and Spain, but was partly offset by market share declines in Italy, Finland, Ireland and some other countries. In Middle East & Africa our market share increased driven by share gains for instance in Nigeria.

In Asia-Pacific, Nokia’s market share declined in 2009 as a result of market share losses in several markets, including Singapore and Thailand. In Latin America, Nokia’s market share declined in 2009 as a result of market share losses in several markets, including Brazil, Mexico and Argentina. Our market share declined in North America in 2009 primarily due to a market share decline in the United

States. In Greater China, Nokia continued to benefit from its brand, broad product portfolio and extensive distribution system during 2009.

Nokia’s device ASP in 2009 was EUR 63, a decline of 15% from EUR 74 in 2008. Industry ASPs also declined in 2009. Nokia’s lower ASP in 2009 compared to 2008 was primarily the result of a higher proportion of lower-priced entry level device sales as well as general price pressure.

The following table sets forth selective line items and the percentage of net sales that they represent for the Devices & Services group for the fiscal years 2009 and 2008.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2009	Net Sales	2008	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	27 853	100.0%	35 099	100.0%	(21)%
Cost of sales	(18 583)	(66.7)%	(22 360)	(63.7)%	(17)%

Gross profit	9 270	33.3%	12 739	36.3%	(27)%
Research and development expenses	(2 984)	(10.7)%	(3 127)	(8.9)%	(5)%
Selling and marketing expenses	(2 366)	(8.5)%	(2 847)	(8.1)%	(17)%
Administrative and general expenses	(417)	(1.5)%	(429)	(1.2)%	(3)%
Other operating income and expenses	(189)	(0.7)%	(520)	(1.5)%	(64)%

Operating profit	3 314	11.9%	5 816	16.6%	(43)%

Devices & Services net sales in 2009 decreased 21% to EUR 27 853 million compared with EUR 35 099 million in 2008. The decline was driven by both volume decline as well as ASP decline. Of our total Devices & Services net sales, services contributed EUR 607 million in 2009. Net sales in Devices & Services were down in all regions except Greater China year on year.

Devices & Services gross profit in 2009 was EUR 9 270 million compared with EUR 12 739 million in 2008, a decline of 27%. This represented a gross margin of 33.3% in 2009 compared with a gross margin of 36.3% in 2008.

Devices & Services R&D expenses in 2009 decreased 5% to EUR 2 984 million compared with EUR 3 127 million in 2008. In 2009, R&D expenses represented 10.7% of Devices & Services net sales compared with 8.9% in 2008. The decrease Devices & Services R&D expenses in 2009 was due to the measures taken to adjust our business operations and cost base to prevailing market conditions. In 2009, Devices & Services R&D expenses included EUR 8 million amortization of acquired intangible assets. In 2008, Devices & Services R&D expenses included EUR 153 million representing the contribution of the assets to the Symbian Foundation.

In 2009, Devices & Services selling and marketing expenses decreased 17% to EUR 2 366 million compared with EUR 2 847 million in 2008. The decrease was due to the measures taken to adjust our business operations and cost base to prevailing market conditions. In 2009, selling and marketing expenses represented 8.5% of Devices & Services net sales compared with 8.1% of its net sales in 2008.

Other operating income and expenses were EUR 189 million in 2009 and included restructuring charges of EUR 178 million, impairment of assets EUR 56 million and gain on the sale of the security appliance business of EUR 68 million. In 2008 other operating income and expenses of EUR 520 million included EUR 392 million of restructuring charges primarily related to the closure of the Bochum site in Germany.

In 2009, Devices & Services operating profit decreased 43% to EUR 3 314 million compared with EUR 5 816 million in 2008, with a 11.9% operating margin, down from 16.6% in 2008. The decrease in operating profit in 2009 was primarily driven by lower net sales compared to 2008 which was partially offset by the operating expense reductions described above.

NAVTEQ

The following table sets forth selective line items and the percentage of net sales that they represent for NAVTEQ for the fiscal year 2009 and for the period from July 10, 2008 to December 31, 2008.

	Year Ended		From July 10 to
	December 31,	Percentage of	December 31,	Percentage of
	2009	Net Sales	2008	Net Sales
	(EUR millions, except percentage data)

Net sales	670	100.0%	361	100.0%
Cost of sales	(88)	(13.1)%	(43)	(11.9)%

Gross profit	582	86.9%	318	88.1%
Research and development expenses	(653)	(97.5)%	(332)	(92.0)%
Selling and marketing expenses	(217)	(32.4)%	(109)	(30.2)%
Administrative and general expenses	(57)	(8.5)%	(30)	(8.3)%
Other operating income and expenses	1	0.1%	—	0.0%

Operating profit	(344)	(51.3)%	(153)	(42.4)%

NAVTEQ net sales were EUR 670 million in 2009 compared with EUR 361 million for the period from July 10, 2008 to December 31, 2008. Net sales were driven by the licensing of NAVTEQ’s geographic database and related location-based content. NAVTEQ’s sales were negatively affected by the economic downturn primarily as a result of a decrease in overall vehicle sales in Europe and North America and consumer trend towards the purchase of lower-end car classes. The following table sets forth NAVTEQ net sales by geographic area for the fiscal year 2009 and for the period from July 10, 2008 to December 31, 2008.

	For the Year Ended	From July 10 to
	December 31,	December 31,
	2009	2008
	(EUR millions)	(EUR millions)

Europe	312	158
Middle East & Africa	29	29
China	5	2
Asia-Pacific	18	10
North America	293	155
Latin America	13	7

Total	670	361

For the fiscal year 2009, NAVTEQ gross profit was EUR 582 million compared with EUR 318 million for the period from July 10, 2008 to December 31, 2008. Gross profit reflects net sales, partially offset by costs related to the delivery of NAVTEQ’s database information to its customers.

NAVTEQ R&D expenses in 2009 were EUR 653 million compared with EUR 332 million for the period from July 10, 2008 to December 31, 2008. NAVTEQ R&D expenses included amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ totaling EUR 346 million and EUR 171 million in 2009 and 2008, respectively. R&D expenses were also driven by increased investment in NAVTEQ’s map database related to geographic expansion and quality improvements. R&D expenses represented 97.5% of NAVTEQ net sales in 2009 compared to 92.0% of NAVTEQ net sales in 2008.

NAVTEQ selling and marketing expenses in 2009 were EUR 217 million compared with EUR 109 million for the period from July 10, 2008 to December 31, 2008. NAVTEQ selling and marketing expenses primarily consisted of amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ totaling EUR 115 million and EUR 57 million in 2009 and 2008, respectively. Selling and marketing expenses were also driven by investments to grow NAVTEQ’s worldwide sales force and expand the breadth of its product offerings. Selling and marketing expenses represented 32.4% of NAVTEQ net sales in 2009 compared to 30.2% of NAVTEQ net sales in 2008.

NAVTEQ operating loss in 2009 was EUR 344 million, with an operating margin of negative 51.3% compared with operating loss of EUR 153 million and with an operating margin of negative 42.4% for the period from July 10, 2008 to December 31, 2008. The operating loss in both periods was primarily the result of the amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ, which was partially offset by profits from NAVTEQ’s ongoing business.

Nokia Siemens Networks

According to our estimates, the mobile infrastructure market declined by about 5% in euro terms in 2009 compared to 2008 with the trend varying, depending on region. The primary cause of the decline was the deterioration in global economic conditions, which caused many operators to delay investments in network infrastructure. In many markets, this was characterized by caution on the part of operators concerned about end-user behavior and subsequent declining revenues, but in certain markets, including parts of Asia Pacific, Middle East and Africa and Eastern Europe, restricted access to financing resulted in capital expenditures being cancelled. The emerging professional services segment also continued to grow as operators sought efficiencies for their network through outsourcing network management to infrastructure vendors. The mobile infrastructure market was characterized by a decline in investment in 2G networks which was not off-set by continued investment in 3G. One exception was China, where investment in 3G roll-outs resulted in growth in that market. Globally, the network infrastructure equipment segment continued to be affected by significant price erosion of the equipment, largely as a result of maturing technologies and intense price competition. The fixed infrastructure market continued to be characterized by intense price competition in 2009, both in terms of the equipment price erosion due to heavy competition, especially from Asian vendors, and declining tariffs.

The following table sets forth selective line items and the percentage of net sales that they represent for Nokia Siemens Networks for the fiscal years 2009 and 2008.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2009	Net Sales	2008	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	12 574	100.0%	15 309	100.0%	(18)%
Cost of Sales	(9 162)	(72.9)%	(10 993)	(71.8)%	(17)%

Gross profit	3 412	27.1%	4 316	28.2%	(21)%
Research and development expenses	(2 271)	(18.1)%	(2 500)	(16.3)%	(9)%
Selling and marketing expenses	(1 349)	(10.7)%	(1 421)	(9.3)%	(5)%
Administrative and general expenses	(573)	(4.6)%	(689)	(4.5)%	(17)%
Other income and expenses	(858)	(6.8)%	(7)	(0.0)%

Operating profit	(1 639)	(13.0)%	(301)	(2.0)%	(445)%

Nokia Siemens Networks’ net sales in 2009 decreased 18% to EUR 12 574 million compared with EUR 15 309 million in 2008. The decrease in net sales reflected extremely challenging market conditions with significant investment restraint by our customers in line with the general economic downturn and competitive factors. At constant currency, Nokia Siemens Networks’ net sales would have decreased by 16%. The following table sets forth Nokia Siemens Networks net sales by geographic area for the fiscal years 2009 and 2008.

Nokia Siemens Networks Net Sales by Geographic Area

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
(EUR millions)

Europe	4 695	5 618
Middle East & Africa	1 653	2 040
Greater China	1 397	1 379
Asia-Pacific	2 725	3 881
North America	748	698
Latin America	1 356	1 693

Total	12 574	15 309

In Nokia Siemens Networks, gross profit was EUR 3 412 million in 2009 compared with EUR 4 316 million in 2008. This represented a gross margin of 27.1% in 2009 compared with a gross margin of 28.2% in 2008. The decrease in gross margin reflected lower net sales and the impact of higher fixed costs such as production and service organization overhead in 2009. This was partly offset by lower restructuring and merger related one-off charges in 2009. In 2009, the gross margin was impacted by restructuring charges and merger related one-off charges of EUR 151 million compared with EUR 402 million in 2008.

In Nokia Siemens Networks, R&D expenses decreased to EUR 2 271 million in 2009 compared with EUR 2 500 million in 2008. In 2009, R&D expenses represented 18.1% of Nokia Siemens Networks net sales compared with 16.3% in 2008. The decrease in R&D expenses resulted from the ongoing harmonization of the product portfolio and a higher proportion of R&D activities being conducted in lower cost countries. In 2009, R&D expenses included restructuring charges and other items of EUR 30 million (EUR 46 million in 2008) and purchase price accounting related items of EUR 180 million (EUR 180 million in 2008).

In 2009, Nokia Siemens Networks’ selling and marketing expenses decreased to EUR 1 349 million compared with EUR 1 421 million in 2008. Nokia Siemens Networks’ selling and marketing expenses represented 10.7% of its net sales in 2009 compared to 9.3% in 2008. The reduction in selling and marketing expenses was related to ongoing restructuring and measures to reduce discretionary expenditure. In 2009, selling and marketing expenses included restructuring charges of EUR 12 million (EUR 14 million reversal of restructuring charges in 2008) and purchase price accounting related items of EUR 286 million (EUR 286 million in 2008).

In 2009, other operating income and expenses included an impairment of goodwill of EUR 908 million in the third quarter of 2009 due to a decline in forecasted profits and cash flows as a result of challenging competitive factors and market conditions in the infrastructure and related service business. In addition, other operating income and expenses included a restructuring charge and other items of EUR 14 million, purchase price accounting related items of EUR 5 million and a gain of EUR 22 million on the sale of real estate. In 2008, other operating income and expenses included a restructuring charge and other items of EUR 49 million, purchase price accounting related items of EUR 1 million and a gain of EUR 65 million from the transfer of Finnish pension liabilities to pension insurance companies.

Nokia Siemens Networks 2009 operating loss was EUR 1 639 million compared to an operating loss of EUR 301 million in 2008. In 2009, the operating loss included EUR 310 million of restructuring charges and purchase price accounting related items of EUR 471 million. In 2008, the operating loss included

EUR 646 million of restructuring charges and purchase price accounting related items of EUR 477 million. Nokia Siemens Networks’ operating margin for 2009 was negative 13.0% compared with negative 2.0% in 2008. The increased operating loss resulted primarily from a non-tax deductible impairment of goodwill of EUR 908 million and lower net sales, the impact of which was partially offset by lower cost of sales and lower operating expenses including the effects of reduced restructuring charges in 2009.

Group Common Functions

Group Common Functions’ expenses totaled EUR 134 million in 2009 compared to EUR 396 million in 2008. In 2008, Corporate Common Functions’ operating profit included a EUR 217 million loss due to transfer of Finnish pension liabilities to pension insurance companies.

Net Financial Income and Expenses

During 2009, Nokia’s interest expense was EUR 265 million, compared with net financial income of EUR 2 million in 2008. This change was primarily caused by lower interest income due to a decrease of assets and exceptionally low interest rates, as well as an increase in interest expenses due to the issuance of long-term debt.

The net debt to equity ratio was negative 25% at December 31, 2009 compared with a net debt to equity ratio of negative 14% at December 31, 2008. See Item 5B. “Liquidity and Capital Resources” below.

Profit Before Taxes

Profit before tax and minority interests decreased 81% to EUR 962 million in 2009 compared with EUR 4 970 million in 2008. Taxes amounted to EUR 702 million and EUR 1 081 million in 2009 and 2008, respectively. The effective tax rate increased to 73.0% in 2009 compared with 21.8% in 2008, primarily due to the non-tax deductible impairment of Nokia Siemens Networks goodwill and certain Nokia Siemens Network’s tax deductible temporary differences for which no deferred tax assets were recognized due to uncertainty of utilization in these items. These were offset by the positive effect from the development and outcome of various prior year items impacting Nokia taxes. In 2008, taxes included the positive impact of EUR 128 million due to recognition of certain tax benefits from prior years.

Minority Interests

Minority shareholders’ interest in our subsidiaries’ losses totaled EUR 631 million in 2009 compared with minority shareholders’ interest in our subsidiaries’ losses of EUR 99 million in 2008. The change was primarily due to an increase in Nokia Siemens Networks’ losses.

Profit Attributable to Equity Holders of the Parent and Earnings per Share

Profit attributable to equity holders of the parent in 2009 totaled EUR 891 million compared with EUR 3 988 million in 2008, representing a year-on-year decrease of 78% in 2008. Earnings per share in 2009 decreased to EUR 0.24 (basic) and EUR 0.24 (diluted) compared with EUR 1.07 (basic) and EUR 1.05 (diluted) in 2008.

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

Results by Segments

Devices & Services

The following table sets forth our estimates for industry mobile device market volumes and year-on-year growth rate by geographic area for the fiscal years 2008 and 2007. These estimates and the following discussion are based on our definition of the industry mobile device market used in 2008 and 2007.

	Year Ended		Year Ended
	December 31,	Change (%)	December 31,
	2008	2007 to 2008	2007
	(Units in millions, except percentage data)

Europe	281	(1)%	284
Middle East & Africa	149	18%	126
Greater China	183	6%	173
Asia-Pacific	284	12%	254
North America	178	4%	170
Latin America	139	7%	130

Total	1 213	7%	1 137

According to our estimates, in 2008 industry mobile device volumes grew by 7% to 1.21 billion units, compared with an estimated 1.14 billion units in 2007. This growth was driven primarily by the strong growth in both replacement sales and sales from new subscribers in emerging markets, particularly Middle East & Africa and Asia-Pacific. Developed market device volumes were driven primarily by replacement sales. We estimated that Europe market volumes were down in 2008.

We estimated that emerging markets accounted for approximately 63% of industry device volumes in 2008, compared with approximately 59% in 2007. The entry-level device market (devices priced at 50 euro or under) continued to be one of the fastest growing segments for the market. This was particularly the case in 2008 where we estimated this part of the market represented approximately 44% of the total industry volumes and grew almost 30% in volumes compared to 2007. We estimated the converged device (smartphones) market was approximately 161 million units globally in 2008, growing strongly from approximately 117 million units in 2007.

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

At the end of 2008, we estimated that there were approximately 3.9 billion mobile subscriptions globally, representing approximately 58% global penetration. This is compared to approximately 3.3 billion mobile subscribers in 2007 and approximately 43% penetration.

The following table sets forth our mobile device volumes and year-on-year growth rate by geographic area for the fiscal years 2008 and 2007. The estimates of Nokia’s volume market share in the following discussion are based on our definition of the industry mobile device market used in 2008 and 2007.

	Year Ended		Year Ended
	December 31,	Change (%)	December 31,
	2008	2007 to 2008	2007
	(Units in millions, except percentage data)

Europe	114.9	(2.0)%	117.2
Middle East & Africa	81.0	7.1%	75.6
Greater China	71.3	0.8%	70.7
Asia-Pacific	134.0	18.7%	112.9
North America	15.7	(19.1)%	19.4
Latin America	51.5	24.7%	41.3

Total	468.4	7.2%	437.1

Our mobile device volumes were up 7% in 2008 compared with 2007, reaching 468 million units. Of those volumes, our converged mobile device (smartphone) volumes were 60.6 million units in 2008, compared with 60.5 million units in 2007. Strong year-on-year volume growth in the first half of 2008 was significantly offset by slowing growth in the third quarter and declining volumes in the fourth quarter of 2008. Based on our market estimate, our volume market share grew to 39% in 2008, compared with 38% in 2007. In 2008, we estimated that Nokia was the market leader in Europe, Asia-Pacific, China and Latin America. We further estimated that we were also the market leader in the fastest growing markets of the world, including Middle East & Africa, South East Asia-Pacific and India, as well as in WCDMA technology. We continued to be the market share leader in the entry-level market with a market share of approximately 50%. Our estimated converged mobile device market share declined to 38% in 2008 compared to 52% in 2007.

During 2008, according to our estimates we gained mobile device market share in Latin America and Asia-Pacific. Our mobile device market share decreased in Middle East & Africa, North America, Greater China and Europe.

In Latin America, we estimated that our 2008 market share was up significantly driven by strong share gains in markets such as Colombia, Mexico and Brazil as Nokia continued to benefit from its brand and broad product portfolio. Significant market share gains in Asia-Pacific were primarily driven by our strong position in the fastest growing markets, such as India and Indonesia.

In Middle East & Africa, we estimated that our market share declined in 2008 as a result of market share declines in several markets, including South Africa, Nigeria and Iran. Our market share declined in North America in 2008 primarily due to a market share decline in the US.

In Greater China, we estimated that we continued to benefit from our brand, broad product portfolio and extensive distribution system during 2008, but our market share fell partly due to price competition. In Europe, our market share was slightly down. Nokia’s share increased in, for example, Italy, Russia and Poland, but was more than offset by market share declines in Germany, Spain, France, Turkey and some other countries.

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

Corporate Common Functions

Corporate Common Functions’ expenses totaled EUR 396 million in 2008 compared with Corporate Common Functions’ operating profit of EUR 1 709 million in 2007. In 2008, Corporate Common Functions’ operating profit included a EUR 217 million loss due to transfer of Finnish pension liabilities to pension insurance companies. In 2007, Corporate Common Functions’ operating profit included a EUR 1 879 million non-taxable gain on the formation of Nokia Siemens Networks, EUR 75 million of real estate gains and a EUR 53 million gain on a business transfer.

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

5B. Liquidity and Capital Resources

At December 31, 2009, our cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) increased to EUR 8 873 million, compared with EUR 6 820 million at December 31, 2008, primarily as a result of a decline in cash used in investing activities and cash used in financing activities. At December 31, 2007, cash and other liquid assets totaled EUR 11 753 million.

Cash and cash equivalents (bank and cash and available-for-sale investments, cash equivalent) increased to EUR 5 926 million compared with EUR 5 548 million at December 31, 2008. We hold our cash and cash equivalents predominantly in euro. Cash and cash equivalents totaled EUR 6 850 million at December 31, 2007.

Net cash from operating activities was EUR 3 247 million in 2009 compared with EUR 3 197 million in 2008, and EUR 7 882 million in 2007. In 2009, net cash from operating activities increased primarily due to a decrease in net working capital and a decrease in income taxes paid which were partially offset by decreased profitability. In 2008, net cash from operating activities decreased primarily due to decreased profitability, an increase in net working capital, Qualcomm lump-sum cash payment and an increase in income taxes paid.

Net cash used in investing activities was EUR 2 148 million in 2009 compared with EUR 2 905 million in 2008, and net cash from investing activities of EUR 710 million in 2007. Net cash used in acquisitions of group companies, net of acquired cash, was EUR 29 million in 2009 compared with EUR 5 962 million in 2008, due to the acquisition of NAVTEQ, and EUR 253 million of net cash from acquisitions of group companies due to acquired cash in an otherwise non-cash transaction in 2007. Cash flow from investing activities in 2009 included purchases of current available-for-sale investments, liquid assets of EUR 2 800 million, compared with EUR 669 million in 2008 and

EUR 4 798 million in 2007. In 2009, net cash used in investing activities also included purchase of investments at fair value through profit and loss, liquid assets of EUR 695 million. Additions to capitalized R&D expenses totaled EUR 27 million, compared with EUR 131 million in 2008 and EUR 157 million in 2007. In 2009 and in 2008, we had no long-term loans made to customers, compared with long-term loans made to customers of EUR 261 million in 2007.

Capital expenditures for 2009 were EUR 531 million compared with EUR 889 million in 2008 and EUR 715 million in 2007. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets. Proceeds from maturities and sale of current available-for-sale investments, liquid assets, decreased to EUR 1 730 million, compared with EUR 4 664 million in 2008 and EUR 4 930 million in 2007.

Net cash used in financing activities decreased to EUR 696 million in 2009 compared with EUR 1 545 million in 2008, primarily as a result of a decrease in the share buy-backs, an increase in long-term borrowings, and a decrease in dividends paid partly offset by a decrease of short-term borrowings. Net cash used in financing activities decreased to EUR 1 545 million in 2008, compared with 3 832 million in 2007 primarily as a result of an increase in proceeds from short-term borrowings. Dividends paid decreased to EUR 1 546 million in 2009 compared with EUR 2 048 million in 2008 and EUR 1 760 million in 2007.

At December 31, 2009, we had EUR 4 432 million in long-term interest-bearing liabilities and EUR 771 million in short-term borrowings, offset by EUR 8 873 million in cash and other liquid assets, resulting in a net liquid assets balance of EUR 3 670 million, compared with EUR 2 368 million at the end of 2008 and EUR 10 663 million at the end of 2007. The increase in 2009 reflected positive operational cash flow partially offset by the dividend payment and capital expenditures. For further information regarding our long-term liabilities, see Note 15 to our consolidated financial statements included in Item 18 of this annual report. Our ratio of net interest-bearing debt, defined as short-term and long-term debt less cash and other liquid assets, to equity, defined as shareholders’ equity and minority interests, was negative 25%, negative 14% and negative 62% at December 31, 2009, 2008 and 2007, respectively.

Our Board of Directors has proposed a dividend of EUR 0.40 per share for the year ended December 31, 2009, subject to shareholders’ approval, compared with EUR 0.40 and EUR 0.53 per share paid for the years ended December 31, 2008 and 2007, respectively. See Item 3A “Selected Financial Data — Distribution of Earnings.”

We have no significant refinancing requirements in 2010. We may incur additional indebtedness from time to time as required to finance acquisitions and working capital needs. In February 2009, we issued EUR 1 750 million of Eurobonds (EUR 1 250 million bonds due 2014 with a coupon of 5.50% and issue price of 99.855%; and EUR 500 million bonds due 2019 with a coupon of 6.75% and issue price of 99.702%) under our Euro Medium Term Note, or EMTN, program to repay part of our short-term borrowings. In February 2009, we also signed and fully drew down a EUR 500 million loan from the European Investment Bank. The proceeds of the loan are being used to finance part of our smartphone research and development expenses. In May 2009, we issued USD 1 500 million of US bonds (USD 1 000 million due in 2019 with coupon of 5.375% and issue price of 99.075%; and USD 500 million due in 2039 with coupon of 6.625% and issue price of 99.494%) under our shelf registration statement on file with the US Securities and Exchange Commission for general corporate purposes.

At December 31, 2009, we had a USD 4 000 million US Commercial Paper, or USCP, program, USD 4 000 million Euro Commercial Paper, or ECP, program, EUR 5 000 million EMTN program, domestic Finnish commercial paper program totaling EUR 750 million and a shelf registration statement for an indeterminate amount of debt securities on file with the US Securities and Exchange Commission. At December 31, 2009, we also had committed credit facilities of USD 1 923 million maturing in 2012, and a number of short-term uncommitted facilities. In February 2009, we voluntarily cancelled the USD 2 000 million committed credit facility maturing in 2009 due to the above-described repayment of part of our short-term borrowings from the proceeds of the Eurobond issue in February 2009.

Nokia Siemens Networks had committed credit facilities of EUR 2 000 million maturing in 2012 and EUR 750 million maturing in 2013. EUR 2 000 million committed revolving credit facility of Nokia Siemens Networks includes financial covenants related to gearing test, leverage test and interest coverage test of Nokia Siemens Networks. As of December 31, 2009, all financial covenants were satisfied.

In June 2009, Nokia Siemens Networks signed and fully drew down a EUR 250 million loan from the European Investment Bank. The proceeds of the loan are being used to finance the investments in research and development to Radio Access Network technology for mobile communication systems. The loan from European Investment Bank includes similar financial covenants to the EUR 2 000 million revolving credit facility. As of December 31, 2009, all financial covenants were satisfied.

At February 28, 2010, the total amount available to us under our committed credit facilities was EUR 2 774 million, excluding the amounts available only for the repayment of our outstanding commercial papers. See Note 33(c) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our funding programs and committed credit facilities.

We have historically maintained a high level of liquid assets. Management estimates that the cash and other liquid assets level of EUR 8 873 million at the end of 2009, together with our available credit facilities, cash flow from operations, funds available from long-term and short-term debt financings, as well as the proceeds of future equity or convertible bond offerings, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development, acquisitions and debt service requirements at least through 2010.

In October 2009, Moody’s downgraded our long-term credit rating from A1 to A2. The ratings of our short and long-term debt at December 31, 2009, were:

Short-term	Standard & Poor’s	A-1
	Moody’s	P-1
Long-term	Standard & Poor’s	A
	Moody’s	A2

We believe that we will continue to be able to access the capital markets on terms and in amounts that will be satisfactory to us, and that we will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary to support our business and to engage in hedging transactions on commercially acceptable terms.

We primarily invest in research and development, marketing and building the Nokia brand. However, over the past few years Nokia has increased its investment in services and software by acquiring companies with specific technology assets and expertise. In 2009, capital expenditures totaled EUR 531 million, compared with EUR 889 million in 2008 and EUR 715 million in 2007. The decrease in 2009 resulted primarily from decreased capital expenditures in machinery and equipment. Principal capital expenditures during the three years included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets. In accordance with our current estimate, we expect the amount of capital expenditures (excluding acquisitions) during 2010 to be approximately EUR 650 million, and to be funded from cash flow from operating activities.

Structured Finance

Structured finance includes customer financing and other third-party financing. Network operators in some markets sometimes require their suppliers, including us, to arrange, facilitate or provide long-term financing as a condition to obtaining or bidding on infrastructure projects.

In response to the tightening of the credit markets in 2009, requests for customer financing have increased in volume and scope. However, during 2009, we decreased the amount of financing we provided directly to our customers. We do not currently intend to significantly increase financing to our customers which may have an adverse effect on our ability to compete successfully for their business. Rather, as a strategic market requirement, we plan to continue to arrange and facilitate financing, typically supported by Export Credit or Guarantee Agencies, and provide extended payment terms to a number of customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers.

The following table sets forth our total structured finance, outstanding and committed, for the years indicated.

Structured Finance

	At December 31,
	2009	2008	2007
	(EUR millions)

Financing commitments	99	197	270
Outstanding long-term loans (net of allowances and write-offs)	46	27	10
Current portion of outstanding long-term loans (net of allowances and write-offs)	14	101	156
Outstanding financial guarantees and securities pledged	—	2	130

Total	159	327	566

In 2009, our total structured financing, outstanding and committed, decreased to EUR 159 million from EUR 327 million in 2008 and primarily consisted of committed financing to network operators.

In 2008, our total structured financing, outstanding and committed, decreased to EUR 327 million from EUR 566 million in 2007 and primarily consisted of committed financing to network operators. Outstanding financial guarantees given on behalf of third parties decreased from EUR 130 million in 2007 to EUR 2 million in 2008.

See Note 33(b) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our committed and outstanding customer financing.

We continue to make arrangements with financial institutions and investors to sell credit risk we have incurred from the commitments and outstanding loans we have made as well as from the financial guarantees we may give. Should the demand for customer finance increase in the future, we intend to further mitigate our total structured financing exposure, market conditions permitting.

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

The following table sets forth the amounts of our contingent commitments for the periods indicated as at December 31, 2009. The amounts represent the maximum principal amount of commitments.

Contingent Commitments Expiration Per Period

	2010	2011-2012	2013-2014	Thereafter	Total
	(EUR millions)

Guarantees of Nokia’s performance	669	154	51	139	1 013

Guarantees of Nokia’s performance consist of EUR 1 013 million of guarantees that are provided to certain Nokia Siemens Networks customers in the form of bank guarantees, or corporate guarantees issued by Nokia Siemens Networks’ Group entity. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia Siemens Networks of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either on demand, or subject to verification of non-performance. Volume of guarantees of Nokia’s performance has decreased due to release of certain commercial guarantees and due to exclusion of those guarantees where possibility for claim is considered as remote.

Financial guarantees and securities pledged we may give on behalf of customers represent guarantees relating to payment by certain Nokia Siemens Networks’ customers and other third parties under specified loan facilities between such a customer or other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer or other third party.

See Note 28 to our consolidated financial statements included in Item 18 of this annual report for further information regarding commitments and contingencies.

5C. Research and Development, Patents and Licenses

Success in the mobile communications industry requires continuous introduction of new products and services and their combinations based on the latest available technology. This places considerable demands on our research and development, or R&D activities. Consequently, in order to maintain our competitiveness, we have made substantial R&D investments in each of the last three years. Our consolidated R&D expenses for 2009 were EUR 5 909 million, a decrease of 1% from EUR 5 968 million in 2008. The decrease in R&D expenses was primarily due to decreased R&D expenses in Devices & Services and Nokia Siemens Networks. R&D expenses in 2007 were EUR 5 636 million. These expenses represented 14.4%, 11.8% and 11.0% of Nokia net sales in 2009, 2008 and 2007, respectively. In 2009, Devices & Services R&D expenses included EUR 8 million of purchase price accounting related items. In 2008, Devices & Services R&D expenses included EUR 153 million representing the contribution of the assets to the Symbian Foundation. In 2009, Nokia Siemens Networks incurred a restructuring charge of EUR 30 million and EUR 180 million of purchase price accounting related items, compared to EUR 46 million and EUR 180 million in 2008, respectively. In 2007, Nokia Siemens Networks incurred a restructuring charge of EUR 439 million and EUR 136 million purchase price accounting related items related to R&D activities. In 2009, NAVTEQ R&D expenses included EUR 346 million of purchase price accounting related items. NAVTEQ R&D expenses for the six months ended on December, 2009, included EUR 171 million of purchase price accounting related items.

To enable our future success, we continued to improve the efficiency of our worldwide R&D network and increased our collaboration with third parties. At December 31, 2009, we employed 37 020 people in R&D, representing approximately 30% of our total workforce, and had a strong research and development presence in 16 countries. R&D expenses of Devices & Services as a percentage of its net sales were 10.7% in 2009 compared with 8.9% in 2008 and 7.6% in 2007. NAVTEQ R&D expenses represented 97.5% of its net sales in 2009 compared to 92.0% for the six months ended on December 31, 2008. In the case of Nokia Siemens Networks, R&D expenses represented 18.1%, 16.3% and 20.5% of its net sales in 2009, 2008 and 2007, respectively.

5D. Trends Information

See Item 5.A “Operating Results — Principal Factors and Trends Affecting our Results of Operations” for information on material trends affecting our business and results of operations.

5E. Off-Balance Sheet Arrangements

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2009.

Contractual Obligations Payments Due by Period

	2010	2011-2012	2013-2014	Thereafter	Total
	(EUR millions)

Long-term liabilities	44	108	2 531	1 859	4 542
Operating leases	348	434	230	210	1 222
Inventory purchases	2 352	351	62	—	2 765

Total	2 744	893	2 823	2 069	8 529

Benefit payments related to the underfunded defined benefit plans are not expected to be material in any given period in the future. Therefore, these amounts have not been included in the table above for any of the years presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Pursuant to the provisions of the Finnish Companies Act and our Articles of Association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors (or the “Board”), the President and the Group Executive Board chaired by the Chief Executive Officer.

Board of Directors

The current members of the Board of Directors were elected at the Annual General Meeting on April 23, 2009, based on the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. On the same date, the Chairman and Vice Chairman of the Board of Directors, as well as the Chairmen and members of the committees of the Board, were elected among the Board members and among the independent directors of the Board, respectively.

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

Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd and member of the Board of Directors of Fruugo Inc. Chairman of the Boards of Directors and the Supervisory Boards of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA. Member of the Board of Directors of the University of Helsinki. Chairman of the World Business Council for Sustainable Development. Vice Chairman of the Independent Reflection Group of the Council of the European Union considering the future of the European Union. Member of The European Round Table of Industrialists. Member of the Board of Directors of Ford Motor Company 2000-2008. Vice Chairman of UPM-Kymmene Corporation 2004-2008.

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

Member of the Board of Directors of Sandvik AB (publ). Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA. Member of the Board of Directors of Sampo plc. 1992-2009 and Chairman 2006-2009. Chairman of the Board of Directors of Assa Abloy AB (publ) 1994-2006. Vice Chairman of the Board of Directors of Rautaruukki Corporation 2001-2007.

Lalita D. Gupte, b. 1948	Non-executive Chairman of the ICICI Venture Funds Management Co Ltd. Board member since 2007. Member of the Audit Committee.

B.A. in Economics (Hons) (University of Delhi) and Master of Management Studies (University of Bombay).

Joint Managing Director and member of the Board of Directors of ICICI Bank Ltd 2002-2006, Joint Managing Director and member of the Board of Directors of ICICI Ltd 1999-2002 (ICICI Ltd merged with ICICI Bank Ltd in 2002), Deputy Managing Director of ICICI Ltd 1996-1999, Executive Director on the Board of Directors of ICICI Ltd 1994-1996. Various leadership positions in Corporate and Retail Banking, Strategy and Resources, and International Banking in ICICI Ltd since 1971.

Member of the Boards of Directors of ICICI Venture Funds Management Co Ltd (non-executive Chairman), Bharat Forge Ltd, Kirloskar Brothers Ltd, FirstSource Solutions Ltd, Godrej Properties Ltd, HPCL-Mittal Energy Ltd and Swadhaar FinServe Pvt Ltd. (non-executive Chairman). Also member of Board of Governors of educational institutions. Member of the Board of Directors (executive director) of ICICI Bank Ltd 2002-2006, Member of the Board of Directors (non-executive director) of ICICI Bank Ltd 1994-2002, Member of the Board of Directors (executive director) of ICICI Ltd 1994-2002. Member of the Board of Directors of ICICI Securities Ltd 1993-2006, ICICI Prudential Life Insurance Co Ltd 2000-2006, ICICI Lombard General Insurance Co Ltd 2000-2006, ICICI Bank UK Ltd 2003-2006, ICICI Bank Canada 2003-2006, ICICI Bank Eurasia Limited Liability Company 2005-2006.

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

Prof. Dr. Henning Kagermann, b. 1947	Board member since 2007. Member of the Personnel Committee.

Ph.D. in Theoretical Physics (Technical University of Brunswick).

Co-CEO and Chairman of the Executive Board of SAP AG 2008-2009. CEO of SAP 2003-2008. Co-chairman of the Executive Board of SAP 1998-2003. A number of leadership positions in SAP since 1982. Member of SAP Executive Board 1991-2009. Taught physics and computer science at the Technical University of Brunswick and the University of Mannheim 1980-1992, became professor in 1985.

Member of the supervisory boards of Deutsche Bank AG, Deutsche Post AG and Münchener Rückversicherungs-Gesellschaft AG (Munich Re). Member of the Board of Directors of Wipro Ltd. President of Deutsche Akademie der Technikwissenschaften. Member of the Honorary Senate of the Foundation Lindau Nobelprizewinners.

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

Chairman of the Board of Directors of Nokia Siemens Networks B.V. and NAVTEQ Corporation. Member of the Board of the Confederation of Finnish Industries EK. Member of The European Round Table of Industrialists. Member of the Board of Directors of EMC Corporation 2004-2009. Chairman of the Board of Directors of Sampo Plc 2001-2006.

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

Member of the Board of Directors of IKANO Holdings S.A.

Isabel Marey-Semper, b. 1967	L’Oréal Group, Director Shared Services R&D. Board member since 2009. Member of the Audit Committee.

Ph.D. in Neuro-Pharmacology (Université Paris Pierre et Marie Curie—Collège de France), MBA (Collège des Ingénieurs, Paris).

Chief Financial Officer, EVP in charge of strategy of PSA Peugeot Citroën 2007-2009. COO, Intellectual Property and

Licensing Business Unit of Thomson 2006-2007. Vice President Corporate Planning at Saint-Gobain 2004-2005. Director of Corporate Planning, High Performance Materials at Saint-Gobain 2002-2004. Principal, A.T. Kearney (Telesis, prior to acquisition by A.T. Kearney) 1997-2002.

Member of the Board of Directors of Faurecia S.A. 2007-2009.

Risto Siilasmaa, b. 1966	Board member 2008. Member of the Audit Committee.

Master of Science (Eng) (Helsinki University of Technology).

President and CEO of F-Secure Corporation 1988-2006.

Chairman of the Board of Directors of F-Secure Corporation, Elisa Corporation and Fruugo Inc. Member of the Board of Directors of Blyk Ltd, Ekahau Inc. and Efecte Corporation. Vice Chairman of the Board of Directors of The Federation of Finnish Technology Industries. Member of the Board of Directors of Confederation of Finnish Industries EK.

Keijo Suila, b. 1945	Board member since 2006. Member of the Personnel Committee.

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

Chairman of the Board of Directors of Solidium Oy and The Finnish Fair Corporation. Member of the Board of Directors of Kesko Corporation 2001-2009 and Vice Chairman 2006-2009.

Proposal of the Corporate Governance and Nomination Committee for Composition of the Board of Directors in 2010

On January 28, 2010, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on May 6, 2010 regarding the composition of the Board of Directors for a one-year term as from the Annual General Meeting in 2010 until the close of the Annual General Meeting in 2011. The Board’s Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be ten, and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2011: Lalita D. Gupte, Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Isabel Marey-Semper, Jorma Ollila, Dame Marjorie Scardino, Risto Siilasmaa and Keijo Suila. Georg Ehrnrooth, Nokia Board Audit Committee Chairman since 2007 and Board member since 2000, has informed that he will not stand for re-election.

The Committee’s aim is to ensure that Nokia has an efficient Board of world-class professionals representing an appropriate and diverse mix of skills and experience. The Committee considers potential director candidates based on the short-term and long-term needs of the company and the Board, and may retain search firms or advisors to identify director candidates.

The Chairman and a Vice Chairman are elected by the new Board and confirmed by the independent directors of the Board from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. The independent directors of the new Board will also confirm the election of the members and Chairmen for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each committee’s member qualification standards. These elections will take place at the Board’s assembly meeting following the Annual General Meeting.

On January 28, 2010, the Corporate Governance and Nomination Committee announced that it will propose in the assembly meeting of the new Board of Directors after the Annual General Meeting on May 6, 2010 that Jorma Ollila be elected as Chairman of the Board and Dame Marjorie Scardino as Vice Chairman of the Board.

Group Executive Board

According to our Articles of Association, we have a Group Executive Board that is responsible for the operative management of the company. The Chairman and members of the Group Executive Board are appointed by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

Alberto Torres, Executive Vice President, Head of Solution Unit, was appointed as a member of the Group Executive Board as of October 1, 2009. Robert Andersson left the Group Executive Board as of September 30, 2009 to head Nokia Corporate Alliances and Business Development. Simon Beresford-Wylie, left the Group Executive Board and the position of Chief Executive Officer of Nokia Siemens Networks as of September 30, 2009 and left the company on November 1, 2009. Timo Ihamuotila was appointed as Chief Financial Officer as of November 1, 2009, while Rick Simonson, Chief Financial Officer until October 31, 2009, was appointed Head of Mobile Phones within Devices. Both Mr. Ihamuotila and Mr. Simonson continued as members of the Group Executive Board.

Juha Äkräs has been appointed Executive Vice President of Human Resources as of April 1, 2010. At the same time, he will become a member of the Group Executive Board. Mr. Äkräs is currently Senior Vice President, co-heading Human Resources with Mr. Moerk, the current Executive Vice President of Human Resources. Mr. Moerk will leave the Group Executive Board as of March 31, 2010 and will act as Executive Advisor in Nokia until his retirement at the end of September 2010.

The current members of our Group Executive Board are set forth below.

Olli-Pekka Kallasvuo, b. 1953	President and CEO of Nokia Corporation. Member of the Board of Directors of Nokia Corporation. Group Executive Board member since 1990, Chairman since 2006. With Nokia 1980-1981, rejoined 1982.

LL.M. (University of Helsinki).

President and COO of Nokia Corporation 2005-2006, Executive Vice President and General Manager of Nokia Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.

Chairman of the Board of Directors of NAVTEQ Corporation and Nokia Siemens Networks B.V. Member of the Board of the Confederation of Finnish Industries EK. Member of The European Round Table of Industrialists.

Esko Aho, b. 1954	Executive Vice President, Corporate Relations and Responsibility. Group Executive Board member since 2009. Joined Nokia 2008.

Master of Social Sciences (University of Helsinki).

President of the Finnish Innovation Fund, Sitra 2004-2008. Private consultant 2003-2004. Lecturer, Harvard University 2000-2001. Prime Minister of Finland 1991-1995. Chairman of the Centre Party 1990-2002. Member of the Finnish Parliament 1983-2003. Elector in the presidential elections of 1978, 1982 and 1988.

Member of the Board of Directors of Fortum Corporation and Russian Venture Company. Vice Chairman of the Board, Technology Industries of Finland. Member of the Club de Madrid, the InterAction Council and the Science and Technology in Society Forum (STS).

Timo Ihamuotila, b. 1966	Executive Vice President, Chief Financial Officer. Group Executive Board member since 2007. With Nokia 1993-1996, rejoined 1999.

Master of Science (Economics) (Helsinki School of Economics), Licentiate of Science (Finance) (Helsinki School of Economics).

Executive Vice President, Sales, Markets 2008-2009, Executive Vice President, Sales and Portfolio Management, Mobile Phones 2007, Senior Vice President, CDMA Business Unit, Mobile Phones 2004-2007, Vice President, Finance, Corporate Treasurer 2000-2004, Director, Corporate Finance, Nokia Corporation 1999-2000. Vice President of Nordic Derivates Sales, Citibank plc 1996-1999. Manager, Dealing & Risk Management, Nokia 1993-1996. Analyst, Assets and Liability Management, Kansallis Bank 1990-1993.

Member of the Board of Directors of NAVTEQ Corporation and Nokia Siemens Networks B.V.

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

Member of the Board of Directors of NAVTEQ Corporation.

Hallstein Moerk, b. 1953	Executive Vice President, Human Resources. Group Executive Board member since 2004. Joined Nokia 1999.

Diplomøkonom (Econ.) (Norwegian School of Management).

Holder of various positions at Hewlett-Packard Corporation 1977-1999. HR Manager for Europe, Middle East and Africa and Managing Director for European Multicountry Area were the last positions.

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

Member of the Board of Directors of NAVTEQ Corporation and Nokia Siemens Networks B.V. Member of the Board of Directors and secretary of Waldemar von Frenckells Stiftelse.

Richard A. Simonson, b. 1958	Executive Vice President, Head of Mobile Phones and Strategic Sourcing, Devices. Group Executive Board member since 2004. Joined Nokia 2001.

Bachelor of Science (Mining Eng.) (Colorado School of Mines), Master of Business Administration (Finance) (Wharton School of Business at University of Pennsylvania).

Executive Vice President and Chief Financial Officer of Nokia Corporation 2003-2009, Vice President & Head of Customer Finance of Nokia Corporation 2001-2003, Managing Director of Telecom & Media Group of Barclays 2001, Head of Global Project Finance and other various positions at Bank of America Securities 1985-2001.

Member of the Board of Directors of Nokia Siemens Networks B.V. Member of the Board of Directors of Electronic Arts, Inc., and Silver Spring Networks. Member of the Board of Trustees of International House — New York. Member of US Treasury Advisory Committee on the Auditing Profession.

Alberto Torres, b. 1965	Executive Vice President, Solutions. Group Executive member since October 1, 2009. Joined Nokia 2004.

Ph.D. in Computer Science (Stanford University), Bachelor and Master of Science (Universidad Simón Bolívar).

Senior Vice President, Head of Devices Category Management 2009, Senior Vice President, Focused Businesses 2008-2009, President, Vertu 2005-2009, Vice President, Corporate Strategy, Nokia 2004-2005, Principal, McKinsey & Company, 1994-2003, President, Gnosis 1988-1989.

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

Chairman of the Board of Directors of Amer Sports Corporation. Member of the Board of Directors of Sonova Holding AG.

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

Member of Board of Directors of Nokian Tyres plc.

6B. Compensation

The following section reports the remuneration to the Board of Directors and to the six named executive officers and describes our compensation policies and actual compensation for the Group Executive Board and other executive officers as well as our use of equity incentives.

Board of Directors

The following table sets forth the annual remuneration of the members of the Board of Directors for service on the Board and its committees, including the remuneration paid to the President and CEO in his capacity as a member of the Board of Directors only, as resolved at the respective Annual General Meetings in 2009, 2008 and 2007.

Position	2009 (EUR)(1)	2008 (EUR)	2007 (EUR)

Chairman	440 000	440 000	375 000
Vice Chairman	150 000	150 000	150 000
Member	130 000	130 000	130 000
Chairman of Audit Committee	25 000	25 000	25 000
Member of Audit Committee	10 000	10 000	10 000
Chairman of Personnel Committee	25 000	25 000	25 000
Total	1 840 000	1 710 000	1 775 000

(1)	The increase in the total amount results from the Board of Directors having one more member in 2009 compared to 2008 while the fees paid based on the position remained the same.

It is Nokia’s policy that the remuneration consists of an annual fee only, no fees for meeting attendance are paid, and that a significant portion of director compensation will be paid in the form of company stock purchased from the market. It is also the Nokia’s policy that the Board members shall retain all Nokia shares received as director compensation until the end of their board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, non-executive members of the Board do not receive stock options, performance shares, restricted shares or other variable compensation for their duties as Board members as per company policy. The President and CEO receives variable compensation for his executive duties, but not for his duties as a member of the Board of Directors. The total compensation of the President and CEO is described below in “—Executive Compensation—Actual Executive Compensation for 2009—Summary Compensation Table 2009”.

When preparing the Board of Directors’ remuneration proposal, it is the policy of the Corporate Governance and Nomination Committee of the Board to review and compare the remuneration levels and their criteria paid in other global companies with net sales and business complexity comparable to that of Nokia. The Committee’s aim is to ensure that the company has an efficient board of world-class professionals representing an appropriate and diverse mix of skills and experience. A competitive board remuneration contributes to the achievement of this target.

The remuneration of the Board of Directors is resolved annually by our Annual General Meeting by a simple majority of the shareholders’ votes represented at the meeting, upon proposal by the Corporate Governance and Nomination Committee. The remuneration is resolved for the period as from the respective Annual General Meeting until the close of the next Annual General Meeting.

Remuneration of the Board of Directors in 2009

For the year ended December 31, 2009, the aggregate remuneration paid to the members of the Board of Directors for their services as members of the Board and its committees was EUR 1 840 000.

The following table sets forth the total annual remuneration paid to the members of the Board of Directors in 2009, as resolved by the shareholders at the Annual General Meeting on April 23, 2009. For information with respect to the Nokia shares and equity awards held by the members of the Board of Directors, please see Item 6E. “Share Ownership”.

						Change in
						Pension Value
		Fees			Non-Equity	and Nonqualified
		Earned or			Incentive	Deferred
		Paid in	Stock		Plan	Compensation	All Other
		Cash	Awards	Option Awards	Compensation	Earnings	Compensation	Total
	Year	(EUR)(1)	(EUR)(2)	(EUR)(2)	(EUR)(2)	(EUR)(2)	(EUR)(2)	(EUR)

Jorma Ollila, Chairman(3)	2009	440 000	–	–	–	–	–	440 000
Marjorie Scardino, Vice Chairman(4)	2009	150 000	–	–	–	–	–	150 000
Georg Ehrnrooth(5)	2009	155 000	–	–	–	–	–	155 000
Lalita D. Gupte(6)	2009	140 000	–	–	–	–	–	140 000
Bengt Holmström	2009	130 000	–	–	–	–	–	130 000
Henning Kagermann	2009	130 000	–	–	–	–	–	130 000
Olli-Pekka Kallasvuo(7)	2009	130 000	–	–	–	–	–	130 000
Per Karlsson(8)	2009	155 000	–	–	–	–	–	155 000
Isabel Marey-Semper(9)	2009	140 000	–	–	–	–	–	140 000
Risto Siilasmaa(10)	2009	140 000	–	–	–	–	–	140 000
Keijo Suila	2009	130 000	–	–	–	–	–	130 000

(1)	Approximately 60% of each Board member’s annual remuneration is paid in cash and the remaining 40% in Nokia shares purchased from the market.

(2)	Not applicable to any non-executive member of the Board of Directors.

(3)	The 2009 fee of Mr. Ollila was paid for his services as Chairman of the Board.

(4)	The 2009 fee of Dame Marjorie Scardino was paid for her services as Vice Chairman of the Board.

(5)	The 2009 fee paid to Mr. Ehrnrooth amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.

(6)	The 2009 fee paid to Ms. Gupte amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(7)	This table includes remuneration paid to Mr. Kallasvuo, President and CEO, for his services as a member of the Board only. For the compensation paid for his services as the President and CEO, see “—Executive Compensation—Actual Executive Compensation for 2009—Summary Compensation Table 2009” below.

(8)	The 2009 fee paid to Mr. Karlsson amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.

(9)	The 2009 fee paid to Ms. Marey-Semper amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(10)	The 2009 fee paid to Mr. Siilasmaa amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Proposal of the Corporate Governance and Nomination Committee for remuneration to the Board of Directors in 2010

On January 28, 2010, the Corporate Governance and Nomination Committee of the Board announced that it will propose to the Annual General Meeting to be held on May 6, 2010 that the annual fee payable to the Board members elected at the same meeting for a term until the close of the Annual General Meeting in 2011, be unchanged from 2008 and 2009 and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee proposes that, as in the past, approximately 40% of the remuneration be paid in Nokia shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Executive Compensation

Executive Compensation Philosophy, Programs and Decision-making Process

Our executive compensation philosophy and programs have been developed to enable Nokia to effectively compete in an extremely complex and rapidly evolving mobile communications industry. We are a leading company in our industry and conduct business globally. Our executive compensation programs have been designed to attract, retain and motivate talented executive officers globally that drive Nokia’s success and industry leadership worldwide. Our compensation programs are designed to promote long-term value sustainability of the company and to ensure that remuneration is based on performance.

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

The competitiveness of Nokia’s executive compensation levels and practices is one of several key factors the Personnel Committee of the Board considers in its determination of compensation for Nokia executives. The Personnel Committee compares, on an annual basis, Nokia’s compensation practices, base salaries and total compensation, including short- and long-term incentives against those of other relevant companies with the same or similar revenue, size, global reach and complexity that we believe we compete against for executive talent. The relevant sample includes companies in high technology, telecommunications and Internet services industries, as well as companies from other industries that are headquartered in Europe and the United States. The peer group is determined by the Personnel Committee and reviewed for appropriateness from time to time as deemed necessary due to such factors as changes in the business environment or industry.

The Personnel Committee retains and uses an external consultant from Mercer Human Resources to obtain benchmark data and information on current market trends. The consultant works directly for the Chairman of the Personnel Committee and meets annually with the Personnel Committee, without management present, to provide an assessment of the competitiveness and appropriateness of Nokia’s executive pay levels and programs. Management provides the consultant with information regarding Nokia’s programs and compensation levels in preparation for meeting with the Committee. The consultant of Mercer Human Resources that works for the Personnel Committee is independent of Nokia and does not have any other business relationships with Nokia.

The Personnel Committee reviews the executive officers’ compensation on an annual basis, and from time to time during the year when special needs arise. Without management present, the Personnel Committee reviews and recommends to the Board the corporate goals and objectives relevant to the compensation of the President and CEO, evaluates the performance of the President and CEO in light of those goals and objectives, and proposes to the Board the compensation level of the President and CEO, which is confirmed by the independent members of the Board. Management’s role is to provide any information requested by the Personnel Committee to assist in their deliberations.

In addition, upon recommendation of the President and CEO, the Personnel Committee approves all compensation for all the members of the Group Executive Board (excluding that of the President and CEO of Nokia) and other direct reports to the President and CEO, including long-term equity incentives and goals and objectives relevant to compensation. The Personnel Committee also reviews the results of the evaluation of the performance of the Group Executive Board members (excluding the President and CEO) and other direct reports to the President and CEO and approves their incentive compensation based on such evaluation.

The Personnel Committee considers the following factors, among others, in its review when determining the compensation of Nokia’s executive officers:

•	the compensation levels for similar positions (in terms of scope of position, revenues, number of employees, global responsibility and reporting relationships) in relevant comparison companies;

•	the performance demonstrated by the executive officer during the last year;

•	the size and impact of the particular officer’s role on Nokia’s overall performance and strategic direction;

•	the internal comparison to the compensation levels of the other executive officers of Nokia; and

•	past experience and tenure in role.

The above factors are assessed by the Personnel Committee in totality.

Nokia’s management performed an internal risk assessment of Nokia’s compensation policies and practices for its employees in 2009. The internal risk assessment concluded that there are no risks arising from Nokia’s compensation policies and practices that are reasonably likely to have a material adverse effect on Nokia. The findings of the analysis were reported to the Personnel Committee.

Components of Executive Compensation

Our compensation program for executive officers includes annual cash compensation in the form of a base salary, short-term cash incentives and long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares.

Annual Cash Compensation

Base salaries are targeted at globally competitive market levels.

Short-term cash incentives are an important element of our variable pay programs and are tied directly to Nokia’s and the executive’s performance. The short-term cash incentive opportunity is expressed as a percentage of the executive officer’s annual base salary. These award opportunities and measurement criteria are presented in the table below.

Measurement criteria for the short-term cash incentive plan include those financial objectives that are considered important measures of Nokia’s success in driving increased shareholder value. Financial objectives are established that are based on a number of factors and are intended to be stretch targets that, if achieved, we believe, will result in performance that would exceed that of our key competitors in the high technology, telecommunications and Internet services industries. The target setting, as well as the weighting of each measure, also requires the Personnel Committee’s approval. The following table reflects the measurement criteria that are established for the President and CEO and members of the Group Executive Board and the relative weighting of each objective for the year 2009.

Incentive as a % of Annual Base Salary in 2009

	Minimum	Target	Maximum
Position	Performance	Performance	Performance	Measurement Criteria

President and CEO	0%	100%	225%	(a) Financial and Business Objectives (includes targets for net sales, operating profit and operating cash flow management and key business goals)
	0%	25%	37.5%	(c) Total Shareholder Return(1) (comparison made with key competitors in the high technology, telecommunications and Internet services industries over one-, three- and five-year periods)
	0%	25%	37.5%	(d) Strategic Objectives

Total	0%	150%	300%

Group Executive Board	0%	75%	168.75%	(a) Financial Objectives (includes targets for net sales, operating profit and operating cash flow management); and
				(b) Individual Strategic Objectives (as described below)
	0%	25%	37.5%	(c) Total Shareholder Return(1)(2) (comparison made with key competitors in the high technology, telecommunications and Internet services industries over one-, three- and five-year periods)

Total	0%	100%	206.25%

(1)	Total shareholder return reflects the change in Nokia’s share price during an established time period added with the value of dividends per share paid during that period, divided by Nokia’s share price at the beginning of the period. The calculation is the same also for each company in the peer group.

(2)	Only some members of the Group Executive Board are eligible for the additional 25% total shareholder return element.

The short-term incentive payout is based on performance relative to targets set for each measurement criteria listed in the table above and includes: (1) a comparison of Nokia’s actual performance to pre-established targets for net sales, operating profit and operating cash flow management and key business goals and (2) a comparison of each executive officer’s individual performance to his/her predefined individual strategic objectives and targets. Individual strategic objectives include key criteria which are the cornerstone for the success of Nokia’s long-term strategy and require a discretionary assessment of performance by the Personnel Committee.

When determining the final incentive payout, the Personnel Committee determines an overall score for each executive based on the degree to which (a) Nokia’s financial objectives and key business goals have been achieved together with (b) qualitative and quantitative scores assigned to the individual strategic objectives. The final incentive payout is determined by multiplying each executive’s eligible salary by: (i) his/her incentive target percentage; and (ii) the score resulting from the above-mentioned factors (a) and (b). The resulting score for each executive is then multiplied by an “affordability factor,” which is determined based on overall sales, profitability and cash flow of Nokia. The Personnel Committee may apply discretion when evaluating actual results against targets and the resulting incentive payouts. In certain exceptional situations, the actual short-term cash incentive awarded to the executive officer could be zero. The maximum payout is only possible with maximum performance on all measures.

The portion of the short-term cash incentives that is tied to (a) Nokia’s financial objectives and key business goals and (b) individual strategic objectives and targets, is paid twice each year based on the performance for each of Nokia’s short-term plans that end on June 30 and December 31 of each year. Another portion of the short-term cash incentives is paid annually at the end of the year, based on the Personnel Committee’s assessment of (c) Nokia’s total shareholder return compared to key competitors, which are selected by the Personnel Committee, in the high technology, Internet services and telecommunications industries and relevant market indices over one-, three- and five-year periods. In the case of the President and CEO, the annual incentive award is also partly based on his performance compared against (d) strategic leadership objectives, including performance in key markets, development of strategic capabilities enhanced competitiveness of core businesses and executive development.

For more information on the actual cash compensation paid in 2009 to our executive officers, see “—Actual Executive Compensation for 2009—Summary Compensation Table 2009” below.

Long-Term Equity-Based Incentives

Long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares are used to align executive officers interests with shareholders’ interests, reward performance and encourage retention. These awards are determined on the basis of the factors discussed above in “—Executive Compensation Philosophy, Programs and Decision-making Process”, including a comparison of an executive officer’s overall compensation with that of other executives in the relevant market and the impact on the competitiveness of the executive’s compensation package in that market. Performance shares are Nokia’s main vehicle for long-term equity-based incentives and reward the achievement of both Nokia’s long-term financial results and an increase in share price. Performance shares vest as shares, if at least one of the pre-determined threshold performance levels, tied to Nokia’s financial performance, is achieved by the end of the performance period and the value is dependent on Nokia’s share price. Stock options are granted to fewer employees that are in more senior and executive positions. Stock options create value for the executive officer, once vested, if the Nokia share price is higher than the exercise price of the stock option established at grant, thereby aligning the interests of the executives with those of the shareholders. Restricted shares are used primarily for retention purposes and they vest fully after the close of a pre-determined restriction period. These equity-based incentive awards are generally forfeited if the executive leaves Nokia prior to vesting. In addition, any shares granted are subject to the share ownership guidelines as explained below.

Information on the actual equity-based incentives granted to the members of our Group Executive Board is included in Item 6E. “Share Ownership.”

Actual Executive Compensation for 2009

At December 31, 2009, Nokia had a Group Executive Board consisting of 11 members. Changes in the composition in the Group Executive Board during 2009 are explained above in Item 6A. “Directors and Senior Management—Group Executive Board”.

The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Group Executive Board under our equity plans in 2009.

Gains realized upon exercise of stock options and share-based incentive grants vested for the members of the Group Executive Board during 2009 are included in Item 6E. “Share Ownership.”

Aggregate Cash Compensation to the Group Executive Board for 2009(1)

	Number of
	Members on		Cash
	December 31,		Incentive
Year	2009	Base Salaries	Payments(2)
		EUR	EUR

2009	11	6 107 162	4 614 593

(1)	Includes base salary and cash incentives paid or payable by Nokia for the 2009 fiscal year. The cash incentives are paid as a percentage of annual base salary based on Nokia’s short-term cash incentives. Includes Robert Andersson and Simon Beresford-Wylie for the period until September 30, 2009 and Alberto Torres as from October 1, 2009.

(2)	Excluding any gains realized upon exercise of stock options, which are described in Item 6E. “Share Ownership.”

Long-Term Equity-Based Incentives Granted in 2009(1)

Total number
	Group Executive Board(3)	Total	of participants

Performance Shares at Threshold(2)	345 000	2 960 110	5 800
Stock Options	690 000	4 791 232	3 700
Restricted Shares	558 000	4 288 600	500

(1)	The equity-based incentive grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. The settlement is conditional upon performance and/or service conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 23 to our consolidated financial statements included in Item 18 of this annual report.

(2)	At maximum performance, the settlement amounts to four times the number at threshold.

(3)	Includes Robert Andersson for the period until September 30, 2009 and Alberto Torres as from October 1, 2009.

Summary Compensation Table 2009

								Change in
								Pension Value
								and Nonqualified
Name and						Non-Equity		Deferred
Principal				Stock	Option	Incentive Plan		Compensation		All Other
Position(1)	Year(**)	Salary	Bonus(2)	Awards(3)	Awards(3)	Compensation		Earnings		Compensation		Total
		EUR	EUR	EUR	EUR	EUR		EUR		EUR		EUR

Olli-Pekka Kallasvuo	2009	1 176 000	1 288 144	3 332 940	650 661	(*	)	1 358 429	(4)(5)	177 248	(6)	7 983 422
President and CEO	2008	1 144 800	721 733	2 470 858	548 153	(*	)	469 060		175 164		5 529 768
	2007	1 037 619	2 348 877	5 709 382	581 690	(*	)	956 333		183 603		10 817 504
Timo Ihamuotila
EVP and Chief Financial Officer(7)	2009	396 825	234 286	752 856	135 834	(*	)	15 575	(4)	21 195	(7)	1 556 571
Richard Simonson	2009	648 494	453 705	1 449 466	166 126	(*	)			134 966	(9)	2 852 757
EVP, Mobile Phones (Chief Financial	2008	630 263	293 477	699 952	152 529	(*	)			106 632		1 882 853
Officer until October 31, 2009)(8)	2007	488 422	827 333	1 978 385	199 956	(*	)			46 699		3 540 795
Anssi Vanjoki	2009	630 000	342 250	863 212	166 126	(*	)	68 541	(4)	31 055	(10)	2 101 184
EVP, Markets	2008	615 143	260 314	699 952	152 529	(*	)	—		33 552		1 761 490
	2007	556 381	900 499	1 978 385	199 956	(*	)	18 521		49 244		3 702 986
Kai Öistämö	2009	460 000	343 225	935 174	166 126	(*	)	9 824	(4)	29 778	(11)	1 944 127
EVP, Devices	2008	445 143	200 126	699 952	152 529	(*	)	87 922		29 712		1 615 384
	2007	382 667	605 520	1 978 385	199 956	(*	)	41 465		32 086		3 240 079
Mary McDowell	2009	508 338	349 911	800 873	152 283	(*	)			33 726	(12)	1 845 131
EVP, Chief Development Officer(8)	2008	493 798	196 138	620 690	133 463	(*	)			33 462		1 477 551
	2007	444 139	769 773	1 978 385	199 956	(*	)			32 463		3 424 716

(1)	The positions set forth in this table are the current positions of the named executives. Until October 30, 2009, Mr. Ihamuotila served as Executive Vice President and Global Head of Sales. Mr. Simonson served as Executive Vice President and Chief Financial Officer until October 30, 2009.

(2)	Bonus payments are part of Nokia’s short-term cash incentives. The amount consists of the bonus awarded and paid or payable by Nokia for the respective fiscal year.

(3)	Amounts shown represent the grant date fair value of equity grants awarded in the respective fiscal year. The fair value of stock options equals the estimated fair value on the grant date, calculated using the Black-Scholes model. The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of the performance shares is presented on the basis of a number of shares, which is two times the number of shares at threshold. The value of restricted shares and performance shares at maximum (four times the number of shares at threshold), for each of the named executive officer, is as follows: Mr. Kallasvuo EUR 5 586 450; Mr. Ihamuotila EUR 1 249 720; Mr. Simonson EUR 2 024 831; Mr. Vanjoki EUR 1 438 576; Mr. Öistämö EUR 1 510 538 and Ms. McDowell EUR 1 328 290.

(4)	The change in pension value represents the proportionate change in the liability related to the individual executive. These executives are covered by the Finnish State employees’ pension act (“TyEL”) that provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. The TyEL system is a partly funded and a partly pooled “pay as you go” system. Effective March 1, 2008, Nokia transferred its TyEL pension liability and assets to an external Finnish insurance company and no longer carries the liability on its financial statements. The figures shown represent only the change in liability for the funded portion. The method used to derive the actuarial IFRS valuation is based upon available salary information at the respective year end. Actuarial assumptions including salary increases and inflation have been determined to arrive at the valuation at the respective year end.

(5)	The change in pension value for Mr. Kallasvuo includes the reduction of EUR 1 571 for the proportionate change in the liability related to the individual under the funded part of the Finnish TyEL pension (see footnote 4 above). In addition, it includes EUR 1 360 000 for the change in liability in the early retirement benefit at the age of 60 provided under his service contract. Nokia carries the liability on its books for the early retirement benefit. Considerable portion of this change in pension liability stems from the actuarial change to the discount interest rate used in the calculation.

(6)	All other compensation for Mr. Kallasvuo in 2009 includes: EUR 130 000 for his services as member of the Board or Directors, see “—Board of Directors—Remuneration of the Board of Directors in 2009” above; EUR 21 540 for car allowance, EUR 10 000 for financial counseling, EUR 10 989 for taxable benefit for premiums paid under supplemental medical and disability insurance, EUR 4 719 for driver and for mobile phone.

(7)	All other compensation for Mr. Ihamuotila in 2009 includes: EUR 7 620 for car allowance, EUR 10 000 for financial counseling, EUR 2 337 for the amount related to the end of his international assignment in the United States under Nokia’s policy, EUR 1 238 taxable benefit for premiums paid under supplemental medical and disability insurance and for mobile phone.

(8)	Salaries, benefits and perquisites for Ms. McDowell and Mr. Simonson are paid and denominated in USD. Amounts were converted to euro using year-end 2009 USD/EUR exchange rate of 1.43. For year 2008 disclosure, amounts were converted to euro using the year-end 2008 USD/EUR exchange rate of 1.40. For year 2007 disclosure, amounts were converted to euro using year-end 2007 USD/EUR exchange rate of 1.47.

(9)	All other compensation for Mr. Simonson in 2009 includes: EUR 96 498 company contributions to the Restoration & Deferral plan, EUR 11 538 company contributions to the 401(k) plan, EUR 12 345 for car allowance, EUR 11 194 for financial counseling, EUR 3 391 imputed income under the Employee Stock Purchase Plan.

(10)	All other compensation for Mr. Vanjoki in 2009 includes: EUR 19 817 for car allowance and driver benefit, EUR 10 000 for financial counseling, EUR 1 238 as taxable benefit for premiums paid under supplemental medical and disability insurance and for mobile phone.

(11)	All other compensation for Mr. Öistämö in 2009 includes: EUR 18 540 for car allowance, EUR 10 000 for Financial counseling, EUR 1 238 as taxable benefit for premiums paid under supplemental medical and disability insurance and for mobile phone.

(12)	All other compensation for Ms. McDowell in 2009 includes: EUR 12 345 for car allowance, EUR 10 996 for Financial counseling, EUR 10 280 company contributions to the 401(k) plan and EUR 105 as service award under Nokia’s policy.

(*)	None of the named executive officers participated in a formulated, non-discretionary, incentive plan. Annual incentive payments are included under the “Bonus” column.

(**)	History has been provided only for those data elements previously disclosed unless otherwise indicated.

Equity Grants in 2009(1)

		Option Awards				Stock Awards
			Number of			Performance	Performance
			Shares	Grant	Grant Date	Shares at	Shares at	Restricted	Grant Date
Name and Principal		Grant	underlying	Price	Fair Value(2)	Threshold	Maximum	Shares	Fair Value(3)
Position	Year	Date	Options	(EUR)	(EUR)	(Number)	(Number)	(Number)	(EUR)

Olli-Pekka Kallasvuo President and CEO	2009	May 8	235 000	11.18	650 661	117 500	470 000	150 000	3 332 940
Timo Ihamuotila EVP and Chief Financial Officer	2009	May 8	35 000	11.18	96 908	27 500	110 000	35 000	752 856
		Nov 6	20 000	8.76	38 927
Richard Simonson EVP, Mobile Phones (Chief Financial Officer until October 31, 2009)	2009	May 8	60 000	11.18	166 126	30 000	120 000	107 000	1 449 466
Anssi Vanjoki Executive Vice President, Markets	2009	May 8	60 000	11.18	166 126	30 000	120 000	40 000	863 212
Kai Öistämö Executive Vice President, Devices	2009	May 8	60 000	11.18	166 126	30 000	120 000	50 000	935 174
Mary McDowell Executive Vice President, Chief Development Officer	2009	May 8	55 000	11.18	152 283	27 500	110 000	38 000	800 873

(1)	Including all equity awards made during 2009. Awards were made under the Nokia Stock Option Plan 2007, the Nokia Performance Share Plan 2009 and the Nokia Restricted Share Plan 2009.

(2)	The fair value of stock options equals the estimated fair value on the grant date, calculated using the Black-Scholes model. The stock option exercise price was EUR 11.18 on May 8, 2009 and EUR 8.76 on November 6, 2009. NASDAQ OMX HELSINKI closing market price at grant date on May 8, 2009 was EUR 10.84 and on November 6, 2009 was EUR 8.84.

(3)	The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of performance shares is presented on the basis of a number of shares, which is two times the number at threshold.

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

Executives in the United States participate in Nokia’s Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer match vests for the participants for each year of their employment. Participants earning in excess of the Internal Revenue Service (IRS) eligible earning limits may participate in the Nokia Restoration and Deferral Plan which allows employees to defer up to 50% of their salary and 100% of their bonus into this non-qualified plan. Contributions to the Restoration and Deferral Plan in excess of IRS deferral limits will be matched 100% up to 8% of eligible earnings, less contributions made to the 401(k) plan.

Olli-Pekka Kallasvuo can, as part of his service contract, retire at the age of 60 with full retirement benefits should he be employed by Nokia at the time. The full retirement benefit is calculated as if Mr. Kallasvuo had continued his service with Nokia through the retirement age of 65.

Hallstein Moerk, following his arrangement with a previous employer, and continuing in his current position at Nokia, has a retirement benefit of 65% of his pensionable salary beginning at the age of 62 and early retirement is possible at the age of 55 with reduced benefits. Mr. Moerk will retire at the end of September 2010 at the age of 57.

Service Contracts

Olli-Pekka Kallasvuo’s service contract covers his current position as President and CEO and Chairman of the Group Executive Board. As at December 31, 2009, Mr. Kallasvuo’s annual total gross base salary, which is subject to an annual review by the Board of Directors and confirmation by the independent members of the Board, is EUR 1 176 000. His incentive targets under the Nokia short-term cash incentive plan are 150% of annual gross base salary. In case of termination by Nokia for reasons other than cause, including a change of control, Mr. Kallasvuo is entitled to a severance payment of up to 18 months of compensation (both annual total gross base salary and target incentive). In case of termination by Mr. Kallasvuo, the notice period is six months and he is entitled to a payment for such notice period (both annual total gross base salary and target incentive for six months). Mr. Kallasvuo is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated for cause, Mr. Kallasvuo may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual total gross base salary and target incentive for the respective period during which no severance payment is paid.

Equity-Based Compensation Programs

General

During the year ended December 31, 2009, we sponsored three global stock option plans, five global performance share plans and four global restricted share plans. Both executives and employees participate in these plans. Performance shares are the main element of the company’s broad-based equity compensation program to further emphasize the performance element in employees’ long-term incentives. Our compensation programs promote long-term value sustainability of the company and ensure that remuneration is based on performance. The rationale for using both performance shares and stock options for employees in higher job grades is to build an optimal and balanced combination of long-term equity-based incentives. The equity-based compensation programs intend to align the potential value received by participants directly with the performance of Nokia. We also have granted restricted shares to a small selected number of key employees each year.

The equity-based incentive grants are generally conditioned upon continued employment with Nokia, as well as the fulfillment of performance and other conditions, as determined in the relevant plan rules.

The broad-based equity compensation program for 2009, which was approved by the Board of Directors, followed the structure of the program in 2008. The participant group for the 2009 equity-based incentive program continued to be broad, with a wide number of employees in many levels of the organization eligible to participate. As at December 31, 2009, the aggregate number of participants in all of our equity-based programs was approximately 13 000 compared with approximately 18 000 as at December 31, 2008 reflecting changes in our grant guidelines and reduction in eligible population.

The employees of Nokia Siemens Networks including the Chief Executive Officer of Nokia Siemens Networks have not participated in any new Nokia equity-based incentive plans since the formation of Nokia Siemens Networks on April 1, 2007.

For a more detailed description of all of our equity-based incentive plans, see Note 23 to our consolidated financial statements included in Item 18 of this annual report.

Performance Shares

We have granted performance shares under the global 2005, 2006, 2007, 2008 and 2009 plans, each of which, including its terms and conditions, has been approved by the Board of Directors.

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

The 2005 plan has a four-year performance period with a two-year interim measurement period. The 2006, 2007, 2008 and 2009 plans have a three-year performance period with no interim payout. The shares vest after the respective interim measurement period and/or the performance period. The shares will be delivered to the participants as soon as practicable after they vest. The below table summarizes the relevant periods and settlements under the plans.

		Interim
	Performance	measurement	1st (interim)	2nd (final)
Plan	period	period	settlement	settlement

2005	2005-2008	2005-2006	2007	2009
2006	2006-2008	N/A	N/A	2009
2007	2007-2009	N/A	N/A	2010
2008	2008-2010	N/A	N/A	2011
2009	2009-2011	N/A	N/A	2012

Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Performance share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Performance share grants to the CEO are made upon recommendation by the Personnel Committee and approved by the Board of Directors and confirmed by the independent members of the Board. Performance share grants to the other Group Executive Board members and other direct reports of the CEO are approved by the Personnel Committee.

Stock Options

Nokia’s global stock option plans in effect for 2009, including their terms and conditions, were approved by the Annual General Meetings in the year when each plan was launched, i.e., in 2003, 2005 and 2007.

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

Stock option grants are approved by the CEO at the time of stock option pricing on the basis of an authorization given by the Board of Directors. Stock option grants to the CEO are made upon recommendation by the Personnel Committee and are approved by the Board of Directors and confirmed by the independent directors of the Board. Stock option grants to the other Group Executive Board members and to other direct reports of the CEO are approved by the Personnel Committee.

Restricted Shares

We have granted restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is Nokia’s philosophy that restricted shares will be used only for key management positions and other critical talent. The outstanding global restricted share plans, including their terms and conditions, have been approved by the Board of Directors.

All of our restricted share plans have a restriction period of three years after grant. Once the shares vest, they are transferred and delivered to the participants. The restricted share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. Until the Nokia shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. Restricted share grants are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors. Restricted share grants to the CEO are made upon recommendation by the Personnel Committee and approved by the Board of Directors and confirmed by the independent directors of the Board. Restricted share grants to the other Group Executive Board members and other direct reports of the CEO are approved by the Personnel Committee.

Other Equity Plans for Employees

In addition to our global equity plans described above, we have equity plans for Nokia-acquired businesses or employees in the United States and Canada under which participants can receive Nokia ADSs or ordinary shares. These equity plans do not result in an increase in the share capital of Nokia.

In connection with our July 10, 2008 acquisition of NAVTEQ, the Group assumed NAVTEQ’s 2001 Stock Incentive Plan (“NAVTEQ Plan”). All unvested NAVTEQ restricted stock units under the NAVTEQ Plan were converted to an equivalent number of restricted stock units entitling their holders to Nokia shares. The maximum number of Nokia shares to be delivered to NAVTEQ employees during the years 2008-2012 is approximately 3 million, of which approximately 1 million shares have already been delivered by December 31, 2009. The Group does not intend to make further awards under the NAVTEQ Plan.

We have also an Employee Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The purchase of the ADSs is funded through monthly payroll deductions from the salary of the participants, and the ADSs are purchased on a monthly basis. As of December 31, 2009, approximately 12.3 million ADSs had been purchased under this plan since its inception, and there were a total of approximately 760 participants in the plan.

For more information on these plans, see Note 23 to our consolidated financial statements included in Item 18 of this annual report.

Equity-Based Compensation Program 2010

The Board of Directors approved the scope and design of the Nokia Equity Program 2010 on January 28, 2010. The main equity instrument continues to be performance shares. In addition, stock options will be used on a limited basis for senior managers, and restricted shares will be used for a small number of high potential and critical employees. These equity-based incentive awards are generally forfeited if the employee leaves Nokia prior to vesting.

Performance Shares

The Performance Share Plan 2010 approved by the Board of Directors will cover a performance period of three years (2010-2012). No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria:

(1) Average Annual Net Sales Growth: 0% (threshold) and 13.5% (maximum) during the performance period 2010-2012, and

(2) EPS (diluted, non-IFRS): EUR 0.82 (threshold) and EUR 1.44 (maximum) at the end of the performance period in 2012.

Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2010 through 2012. EPS is the diluted, non-IFRS earnings per share in 2012. Both the EPS and Average Annual Net Sales Growth criteria are equally weighted and performance under each of the two performance criteria is calculated independent of each other.

Achievement of the maximum performance for both criteria would result in the vesting of a maximum of 17 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for both criteria will result in the vesting of approximately 4.25 million shares. If only one of the threshold levels of performance is achieved, only approximately 2.13 million of the performance shares will vest. If none of the threshold levels is achieved, then none of the performance shares will vest. For performance between the threshold and maximum performance levels, the vesting follows a linear scale. If the required performance levels are achieved, the vesting will occur December 31, 2012. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

Stock Options

The stock options to be granted in 2010 are out of the Stock Option Plan 2007 approved by the Annual General Meeting in 2007. For more information on Stock Option Plan 2007 see “Equity-Based Compensation Programs—Stock Options” above.

Restricted Shares

The restricted shares to be granted under the Restricted Share Plan 2010 will have a three-year restriction period (2010-2012). The restricted shares will vest and the payable Nokia shares be delivered in 2013 and early 2014, subject to fulfillment of the service period criteria. Participants will not have any shareholder rights or voting rights during the restriction period, until the Nokia shares are transferred and delivered to plan participants after the end of the restriction period.

Maximum Planned Grants in 2010

The maximum number of planned grants under Nokia Equity Program 2010 (i.e. performance shares, stock options and restricted shares) in 2010 are set forth in the table below.

Maximum Number of Planned Grants under
the Equity Based Compensation Program
Plan type	in 2010

Stock Options	8 million
Restricted Shares	6 million
Performance Shares at Threshold(1)	4.25 million

(1)	The maximum number of Nokia shares to be delivered at maximum performance is four times the number at threshold i.e. a total of 17 million Nokia shares.

As at December 31, 2009, the total dilutive effect of all Nokia’s stock options, performance shares and restricted shares outstanding, assuming full dilution, was approximately 1.6% in the aggregate. The potential maximum effect of the proposed Equity Based Compensation Program 2010 would be approximately another 0.8%.

Recoupment of certain equity gains

The Board of Directors has approved a policy allowing for the recoupment of equity gains realized by Group Executive Board members under Nokia equity plans in case of a financial restatement caused by an act of fraud or intentional misconduct. This policy will apply to equity grants made to Group Executive Board members after January 1, 2010.

6C. Board Practices

The Board of Directors

The operations of the company are managed under the direction of the Board of Directors, within the framework set by the Finnish Companies Act and our Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and related Board Committee charters.

The Board represents and is accountable to the shareholders of the company. The Board’s responsibilities are active, not passive, and include the responsibility regularly to evaluate the strategic direction of the company, management policies and the effectiveness with which management implements them. The Board’s responsibilities also include overseeing the structure and composition of the company’s top management and monitoring legal compliance and the management of risks related to the company’s operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.

Nokia has a Risk Policy which outlines Nokia’s risk management policies and processes and is approved by the Audit Committee. The Board’s role in risk oversight includes risk analysis and assessment in connection with each financial and business review, update and decision-making proposal and is an integral part of all Board deliberations. The Audit Committee is responsible for, among other matters, risk management relating to the financial reporting process and assisting the Board’s oversight of the risk management function. Nokia applies a common and systematic approach to risk management across all business operations and processes based on a strategy approved by the Board. Accordingly, risk management at Nokia is not a separate process but a normal daily business and management practice.

The Board has the responsibility for appointing and discharging the Chief Executive Officer, the Chief Financial Officer and the other members of the Group Executive Board. The Chief Executive Officer, who is separate from Chairman, also acts as President, and his rights and responsibilities include those allotted to the President under Finnish law. Subject to the requirements of Finnish law, the independent directors of the Board confirm the compensation and the employment conditions of the Chief Executive Officer upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Group Executive Board are approved by the Personnel Committee upon the recommendation of the Chief Executive Officer.

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

The Board conducts annual performance self-evaluations, which also include evaluations of the Board Committees’ work, the results of which are discussed by the Board. In 2009, the self-evaluation process consisted of a questionnaire, a one-to-one discussion between the Chairman and each director and a discussion by the entire Board of the outcome of the evaluation, possible measures to be taken, as well as measures taken based on the Board’s self-evaluation of the previous year. In addition, performance of the Board Chairman was evaluated in a process led by the Vice Chairman.

Pursuant to the Articles of Association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected for a term of one year at each Annual General Meeting, i.e., as from the close of that Annual General Meeting until the close of the following Annual General Meeting, which convenes each year by June 30. The Annual General Meeting held on April 23, 2009 elected 11 members to the Board of Directors. The members of the Board of Directors elected by the Annual General Meeting in 2009 are Georg Ehrnrooth, Lalita D. Gupte, Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Isabel Marey-Semper, Risto Siilasmaa and Keijo Suila.

Nokia’s Board leadership structure consists of a Chairman and Vice Chairman, annually elected by the Board and confirmed by the independent directors of the Board from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. On April 23, 2009, the independent directors of the Board elected Jorma Ollila to continue to act as Chairman and Dame Marjorie Scardino to continue to act as Vice Chairman of the Board. The Chairman has certain specific duties as defined by Finnish standards and the Nokia Corporate Governance Guidelines. The Board has determined that Nokia Board Chairman, Mr. Ollila, is independent as defined by Finnish standards, and also under the New York Stock Exchange rules since June 1, 2009. The Vice Chairman of the Board shall assume the duties of the Chairman in case the Chairman is prevented from performing his duties. The Board has determined that Nokia Board Vice Chairman, Dame Marjorie Scardino, is also independent as defined by Finnish standards and relevant stock exchange rules and has been independent since being appointed Vice Chairman in 2007. The Chief Executive Officer is currently a member of the Board. Nokia does not have a policy concerning the combination or separation of the roles of Chairman and Chief Executive Officer, but the leadership structure is dependent on the company needs, shareholder value and other relevant factors applicable from time to time, and respecting the highest corporate governance standards.

The current members of the Board are all non-executive, except the President and CEO who is an executive member of the Board. The Board has determined that all ten non-executive Board members are independent as defined by Finnish standards. Also, the Board has determined that nine of the Board’s ten non-executive members are independent directors as defined by the rules of the New York Stock Exchange. Dr. Bengt Holmström was determined not to be independent under the rules of the New York Stock Exchange due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenue from Nokia accounts for an amount that exceeds the limit provided in the New York Stock Exchange rules, but that is less than 8%. The executive member of the Board, President and CEO Olli-Pekka Kallasvuo, was determined not to be independent under both Finnish standards and the New York Stock Exchange rules.

The Board has determined that all of the members of the Audit Committee, including its Chairman, Georg Ehrnrooth, are “audit committee financial experts” as defined in Item 16A of this Form 20-F.

The Board held 13 meetings during 2009, of which seven were regularly scheduled meetings held in person and six were meetings held in writing. The attendance at all meetings was 100%. The non-executive directors meet without management at regularly scheduled sessions twice a year and at such other times as they deem appropriate, in practice in connection with each regularly scheduled meeting in 2009. Such sessions were chaired by the non-executive Chairman of the Board or, in his absence, the non-executive Vice Chairman of the Board. In addition, the independent directors meet separately at least once annually, and did so in 2009. All the directors attended Nokia’s Annual General Meeting held on April 23, 2009. The Finnish Corporate Governance Code recommends attendance by the Board Chairman and a sufficient number of directors to allow the shareholders to exercise their right to present questions to the Board and management.

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

According to Finnish law, the shareholders have the right to submit director recommendations or other agenda items or proposals to the agenda of a general meeting provided that the item or proposal belongs to the scope of the general meeting of the shareholders and the request is made to the Board in writing well in advance to be included in the notice of the meeting, which time may not be deemed to be earlier than four weeks before the notice of the meeting. Such proposals may be sent through the Contact the Board channel available on our website, www.nokia.com.

At December 31, 2009, Mr. Kallasvuo, the President and CEO, was the only Board member who had a service contract with Nokia. For a discussion of the service contract of Mr. Kallasvuo, see Item 6B. “Compensation—Service Contracts.”

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since April 23, 2009, the Audit Committee consists of the following four members of the Board: Georg Ehrnrooth (Chairman), Lalita D. Gupte, Isabel Marey-Semper and Risto Siilasmaa.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board’s oversight of (1) the quality and integrity of the company’s financial statements and related disclosure, (2) the statutory audit of the company’s financial statements, (3) the external auditor’s qualifications and independence, (4) the performance of the external auditor subject to the requirements of Finnish law, (5) the performance of the company’s internal controls and risk management and assurance function, (6) the performance of the internal audit function, and (7) the company’s compliance with legal and regulatory requirements. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. Our disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the Chief Executive Officer and the Chief Financial Officer, as well as our internal controls over financial reporting are designed to provide reasonable assurance regarding the quality and integrity of the company’s financial statements and related disclosures. The Disclosure Committee chaired by the Chief Financial Officer is responsible for preparation of the quarterly and annual results announcements, and the process includes involvement by business managers, business controllers and other functions, like internal audit, as well as a final review and confirmation by the Audit Committee and the Board. For further information on internal control over financial reporting, see Item 15. “Controls and Procedures”.

Under Finnish law, our external auditor is elected by our shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Audit Committee makes a proposal to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. Also under Finnish law, the fees of the external auditor are approved by our shareholders by a simple majority vote at the Annual General Meeting. The Committee makes a proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the shareholders at the Annual General Meeting. For information about the fees paid to our external auditor, PricewaterhouseCoopers, during 2009 see Item 16C. “Principal Accountant Fees and Services—Auditor Fees and Services.”

In discharging its oversight role, the Committee has full access to all company books, records, facilities and personnel. The Committee may retain counsel, auditors or other advisors in its sole discretion, and must receive appropriate funding, as determined by the Committee, from the company for the payment of compensation to such outside advisors.

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

The Audit Committee had six meetings in 2009. The attendance at all meetings was 100%. In addition, any directors who wish to may attend Audit Committee meetings as non-voting observers.

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since April 23, 2009, the Personnel Committee consists of the following four members of the Board: Per Karlsson (Chairman), Prof. Dr. Henning Kagermann, Dame Marjorie Scardino and Keijo Suila.

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

The Personnel Committee had four meetings in 2009. The average ratio of attendance at the meetings was 94%. Three members of the Committee attended 100% of the Committee meetings and one member attended 75% of the meetings. In addition, any directors who wish to may attend Personnel Committee meetings as non-voting observers.

For further information on the activities of the Personnel Committee, see Item 6B. “Compensation—Executive Compensation.”

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since April 23, 2009, the Corporate Governance and Nomination Committee consists of the following three members of the Board: Dame Marjorie Scardino (Chairman), Georg Ehrnrooth and Per Karlsson.

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

The Committee has the power to retain search firms or advisors to identify candidates. The Committee may also retain counsel or other advisors, as it deems appropriate. The Committee has sole authority to retain or terminate such search firms or advisors and to review and approve such search firm or advisor’s fees and other retention terms. It is the Committee’s practice to retain a search firm to identify director candidates each time a new director candidates is searched for.

The Corporate Governance and Nomination Committee had three meetings in 2009. The attendance at all meetings was 100%. In addition, any directors who wish to may attend Corporate Governance and Nomination Committee meetings as non-voting observers.

The charters of each of the committees are available on our website, www.nokia.com.

6D. Employees

At December 31, 2009, Nokia employed 123 553 people, compared with 125 829 people at December 31, 2008, and 112 262 at December 31, 2007. The increase in the number of personnel on December 31, 2008 compared to December 31, 2007 was primarily attributable to acquisitions completed in 2008. The average number of personnel for 2009, 2008 and 2007 was 123 171, 121 723 and 100 534, respectively, divided according to their activity and geographical location as follows:

	2009	2008	2007

Devices & Services	56 462	57 443	49 887
NAVTEQ(1)	4 282	3 969	—
Nokia Siemens Networks(2)	62 129	59 965	50 336
Corporate Common Functions	298	346	311

Nokia Group	123 171	121 723	100 534

Finland	22 823	23 478	24 698
Other European countries	37 045	37 714	30 488
Middle-East & Africa	4 177	5 032	3 384
China	15 026	14 099	11 410
Asia-Pacific	22 748	20 359	14 873
North America	8 236	8 427	5 674
Latin America	13 116	12 614	10 007

Nokia Group	123 171	121 723	100 534

(1)	On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the average number of NAVTEQ personnel in 2008 is for the period from July 10, 2008 to December 31, 2008.

(2)	As of April 1, 2007, our consolidated financial data include that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the average number of personnel for 2007 is not directly comparable with the following years.

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

In line with Nokia’s policy, approximately 40% of the remuneration paid to the members of the Board of Directors has been paid in Nokia shares purchased from the market. It is Nokia’s policy that the directors retain all company stock received as director compensation until the end of their board membership, subject to the need to finance any costs including taxes relating to the acquisition of the shares. Non-executive members of the Board of Directors do not receive stock options, performance shares, restricted shares or other variable compensation.

For a description of our equity-based compensation programs for employees and executives, see Item 6B. “Compensation—Equity-Based Compensation Programs.”

Share Ownership of the Board of Directors

At December 31, 2009, the members of our Board of Directors held the aggregate of 1 626 314 shares and ADSs in Nokia (not including stock options or other equity awards which are deemed as being beneficially owned under applicable SEC rules), which represented 0.04% of our outstanding shares and total voting rights excluding shares held by Nokia Group at that date.

The following table sets forth the number of shares and ADSs held by members of the Board of Directors as at December 31, 2009.

Name	Shares(1)	ADSs(1)

Jorma Ollila(2)	740 970	—
Marjorie Scardino	—	26 150
Georg Ehrnrooth(3)	327 531	—
Lalita D. Gupte	—	11 322
Bengt Holmström	27 118	—
Henning Kagermann	10 512	—
Olli-Pekka-Kallasvuo(4)	383 555	—
Per Karlsson(3)	32 073	—
Isabel Marey-Semper	5 273	—
Risto Siilasmaa	48 295	—
Keijo Suila	13 515	—

(1)	The number of shares or ADSs includes not only shares or ADSs received as director compensation, but also shares or ADSs acquired by any other means.

(2)	For Mr. Ollila, this table includes his share ownership only. Mr. Ollila was entitled to retain all vested and unvested stock options, performance shares and restricted shares granted to him in respect of his service as the CEO of Nokia prior to June 1, 2006 as approved by the Board of Directors. Therefore, in addition to the above-presented share ownership, Mr. Ollila held, as at December 31, 2009, a total of 1 200 000 stock options. The information relating to stock options held by Mr. Ollila as at December 31, 2009 is presented in the table below.

					Total Intrinsic Value of
		Exercise			Stock Options,
		Price per			December 30, 2009
Stock Option		Share	Number of Stock Options		(EUR)
Category	Expiration Date	(EUR)	Exercisable	Unexercisable	Exercisable	Unexercisable

2004 2Q	December 31, 2009	11.79	400 000	—	0	0
2005 2Q	December 31, 2010	12.79	400 000	—	0	0
2006 2Q	December 31, 2011	18.02	325 000	75 000	0	0

The number of stock options in the above table equals the number of underlying shares represented by the option entitlement. Stock options vest over four years: 25% after one year and 6.25% each quarter thereafter. The intrinsic value of the stock options in the above table is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at December 30, 2009 of EUR 8.92.

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

Share Ownership of the Group Executive Board

The following table sets forth the share ownership, as well as potential ownership interest through the holding of equity-based incentives, of the members of the Group Executive Board as at December 31, 2009.

			Shares	Shares
			Receivable	Receivable	Shares
		Shares	Through	Through	Receivable
		Receivable	Performance	Performance	Through
		Through Stock	Shares at	Shares at	Restricted
	Shares	Options	Threshold(3)	Maximum(4)	Shares

Number of equity instruments held by Group Executive Board	1 179 209	3 032 410	521 000	2 084 000	1 151 000
% of the shares(1)	0.0318	0.0818	0.0140	0.0562	0.0310
% of the total outstanding equity incentives (per instrument)(2)	—	13.326	10.228	10.228	12.269

(1)	The percentage is calculated in relation to the outstanding number of shares and total voting rights of the company, excluding shares held by Nokia Group.

(2)	The percentage is calculated in relation to the total outstanding equity incentives per instrument, i.e., stock options, performance shares and restricted shares, as applicable, under the global equity plans.

(3)	No Nokia shares were delivered under Nokia Performance Share Plan 2007 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at threshold equals zero for the performance share plan 2007.

(4)	No Nokia shares were delivered under Nokia Performance Share Plan 2007 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at maximum equals zero for Nokia Performance Share Plan 2007. At maximum performance under the performance share plan 2008 and 2009, the number of shares deliverable equals four times the number of performance shares at threshold.

The following table sets forth the number of shares and ADSs in Nokia (not including stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules) held by members of the Group Executive Board as at December 31, 2009.

Name	Shares	ADSs

Olli-Pekka Kallasvuo	383 555	—
Esko Aho	—	—
Timo Ihamuotila	47 159	—
Mary McDowell	127 906	5 000
Hallstein Moerk	64 526	—
Tero Ojanperä	55 826	—
Niklas Savander	71 165	—
Richard Simonson	158 841	30 557
Alberto Torres	41 410	—
Anssi Vanjoki	125 514	—
Kai Öistämö	67 750	—

Mr. Andersson left the Group Executive Board as of September 30, 2009 to head Nokia Corporate Alliances and Business Development. He held 69 855 shares on September 30, 2009. Mr. Beresford-Wylie left the Group Executive Board as of September 30, 2009 and ceased employment with Nokia Siemens Networks on November 1, 2009. He held 87 547 shares on September 30, 2009.

Stock Option Ownership of the Group Executive Board

The following table provides certain information relating to stock options held by members of the Group Executive Board as of December 31, 2009. These stock options were issued pursuant to Nokia Stock Option Plans 2003, 2005 and 2007. For a description of our stock option plans, please see Note 23 to our consolidated financial statements in Item 18 of this annual report.

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2009
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
Name	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Olli-Pekka Kallasvuo	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	60 000	0	0	0
	2005 4Q	December 31, 2010	14.48	93 750	6 250	0	0
	2006 2Q	December 31, 2011	18.02	243 750	56 250	0	0
	2007 2Q	December 31, 2012	18.39	90 000	70 000	0	0
	2008 2Q	December 31, 2013	19.16	35 937	79 063	0	0
	2009 2Q	December 31, 2014	11.18	0	235 000	0	0
Esko Aho	2009 2Q	December 31, 2014	11.18	0	35 000	0	0
Timo Ihamuotila	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	6 300	0	0	0
	2006 2Q	December 31, 2011	18.02	7 200	2 700	0	0
	2007 2Q	December 31, 2012	18.39	18 000	14 000	0	0
	2008 2Q	December 31, 2013	19.16	6 250	13 750	0	0
	2009 2Q	December 31, 2014	11.18	0	35 000	0	0
	2009 4Q	December 31, 2014	8.76	0	20 000	0	3 200
Mary McDowell	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	60 000	0	0	0
	2006 2Q	December 31, 2011	18.02	81 250	18 750	0	0
	2007 2Q	December 31, 2012	18.39	30 935	24 065	0	0
	2008 2Q	December 31, 2013	19.16	8 750	19 250	0	0
	2009 2Q	December 31, 2014	11.18	0	55 000	0	0
Hallstein Moerk	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	17 500	0	0	0
	2006 2Q	December 31, 2011	18.02	48 750	11 250	0	0
	2007 2Q	December 31, 2012	18.39	18 000	14 000	0	0
	2008 2Q	December 31, 2013	19.16	6 250	13 750	0	0
	2009 2Q	December 31, 2014	11.18	0	35 000	0	0
Tero Ojanperä	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	40 000	0	0	0
	2006 2Q	December 31, 2011	18.02	48 750	11 250	0	0
	2007 2Q	December 31, 2012	18.39	18 000	14 000	0	0
	2008 2Q	December 31, 2013	19.16	6 250	13 750	0	0
	2009 2Q	December 31, 2014	11.18	0	35 000	0	0
Niklas Savander	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	7 000	0	0	0
	2006 2Q	December 31, 2011	18.02	33 750	11 250	0	0
	2007 2Q	December 31, 2012	18.39	18 000	14 000	0	0
	2008 2Q	December 31, 2013	19.16	8 750	19 250	0	0
	2009 2Q	December 31, 2014	11.18	0	55 000	0	0
Richard Simonson	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	60 000	0	0	0
	2006 2Q	December 31, 2011	18.02	81 250	18 750	0	0
	2007 2Q	December 31, 2012	18.39	30 935	24 065	0	0
	2008 2Q	December 31, 2013	19.16	10 000	22 000	0	0
	2009 2Q	December 31, 2014	11.18	0	60 000	0	0
Alberto Torres	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	10 000	0	0	0
	2006 2Q	December 31, 2011	18.02	5 850	1 350	0	0
	2007 2Q	December 31, 2012	18.39	10 125	7 875	0	0
	2008 2Q	December 31, 2013	19.16	3 125	6 875	0	0
	2009 2Q	December 31, 2014	11.18	0	20 000	0	0
Anssi Vanjoki	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	26 250	0	0	0
	2006 2Q	December 31, 2011	18.02	50 000	18 750	0	0
	2007 2Q	December 31, 2012	18.39	30 935	24 065	0	0
	2008 2Q	December 31, 2013	19.16	10 000	22 000	0	0
	2009 2Q	December 31, 2014	11.18	0	60 000	0	0

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2009
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
Name	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Kai Öistämö	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	7 200	0	0	0
	2005 4Q	December 31, 2010	14.48	17 500	1 750	0	0
	2006 2Q	December 31, 2011	18.02	81 250	18 750	0	0
	2007 2Q	December 31, 2012	18.39	30 935	24 065	0	0
	2008 2Q	December 31, 2013	19.16	10 000	22 000	0	0
	2009 2Q	December 31, 2014	11.18	0	60 000	0	0
Stock options held by the members of the Group Executive Board Total(4)				1 688 537	1 343 873	0	3 200
All outstanding stock option plans (global plans), Total				12 844 453	9 911 056	0	6099

(1)	Number of stock options equals the number of underlying shares represented by the option entitlement. Stock options vest over four years: 25% after one year and 6.25% each quarter thereafter.

(2)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at December 30, 2009 of EUR 8.92.

(3)	For gains realized upon exercise of stock options for the members of the Group Executive Board, see the table in “—Stock Option Exercises and Settlement of Shares” below.

(4)	Mr. Andersson left the Group Executive Board as of September 30, 2009 to head Nokia Corporate Alliances and Business Development. Mr. Beresford-Wylie left the Group Executive Board as of September 30, 2009 and ceased employment with Nokia Siemens Networks on November 1, 2009. From April 1, 2007, Mr. Beresford-Wylie has participated in a long-term cash incentive plan sponsored by Nokia Siemens Networks instead of the long-term equity-based plans of Nokia. The information related to stock options held and retained by Mr. Andersson and Mr. Beresford-Wylie as of the date of resignation from the Group Executive Board is presented in the table below.

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(7)
Name	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Robert Andersson(5) (as per September 30, 2009)	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	12 000	0	0	0
	2005 4Q	December 31, 2010	14.48	24 500	3 500	0	0
	2006 2Q	December 31, 2011	18.02	35 000	20 000	0	0
	2007 2Q	December 31, 2012	18.39	16 000	16 000	0	0
	2008 2Q	December 31, 2013	19.16	5 000	15 000	0	0
	2009 2Q	December 31, 2014	11.18	0	5 000	0	0
Simon Beresford-Wylie(6) (as per September 30, 2009)	2004 2Q	December 31, 2009	11.79	0	0	0	0
	2005 2Q	December 31, 2010	12.79	54 000	0	0	0
	2006 2Q	December 31, 2011	18.02	75 000	6 250	0	0

(5)	Mr. Andersson remained with Nokia and thus is entitled to retain all vested and unvested stock options granted to him prior to leaving the Group Executive Board as of September 30, 2009.

(6)	Mr. Beresford-Wylie’s stock option grants were forfeited upon termination of employment in accordance with the plan rules.

(7)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at September 30, 2009 of EUR 10.05.

Performance Shares and Restricted Shares

The following table provides certain information relating to performance shares and restricted shares held by members of the Group Executive Board as at December 31, 2009. These entitlements were granted pursuant to our Performance Share Plans 2007, 2008 and 2009 and Restricted Share Plans 2007, 2008 and 2009. For a description of our performance share and restricted share plans, please see Note 23 to the consolidated financial statements in Item 18 of this annual report.

	Performance Shares						Restricted Shares
		Number of		Number of
		Performance		Performance		Intrinsic Value		Number of	Intrinsic Value
		Shares at		Shares at		December 31,	Plan	Restricted	December 31,
Name	Plan Name(1)	Threshold(2)		Maximum(3)(4)		2009(4)(EUR)	Name(5)	Shares	2009(6)(EUR)

Olli-Pekka Kallasvuo	2007	0		0		0	2007	100 000	892 000
	2008	57 500		230 000		0	2008	75 000	669 000
	2009	117 500		470 000		2 096 200	2009	150 000	1 338 000
Esko Aho	2008	0		0		0	2008	7 000	62 440
	2009	17 500		70 000		312 200	2009	25 000	223 000
Timo Ihamuotila	2007	0		0		0	2007	25 000	223 000
	2008	10 000		40 000		0	2008	14 000	124 880
	2009	27 500		110 000		490 600	2009	35 000	312 200
Mary McDowell	2007	0		0		0	2007	35 000	312 200
	2008	14 000		56 000		0	2008	20 000	178 400
	2009	27 500		110 000		490 600	2009	38 000	338 960
Hallstein Moerk	2007	0		0		0	2007	25 000	223 000
	2008	10 000		40 000		0	2008	14 000	124 880
	2009	17 500		70 000		312 200	2009	25 000	223 000
Tero Ojanperä	2007	0		0		0	2007	25 000	223 000
	2008	10 000		40 000		0	2008	14 000	124 880
	2009	17 500		70 000		312 200	2009	25 000	223 000
Niklas Savander	2007	0		0		0	2007	25 000	223 000
	2008	14 000		56 000		0	2008	20 000	178 400
	2009	27 500		110 000		490 600	2009	38 000	338 960
Rick Simonson	2007	0		0		0	2007	35 000	312 200
	2008	16 000		64 000		0	2008	22 000	196 240
	2009	30 000		120 000		535 200	2009	107 000	954 440
Alberto Torres	2007	0		0		0	2007	13 000	115 960
	2008	5 000		20 000		0	2008	10 000	89 200
	2009	10 000		40 000		178 400	2009	25 000	223 000
Anssi Vanjoki	2007	0		0		0	2007	35 000	312 200
	2008	16 000		64 000		0	2008	22 000	196 240
	2009	30 000		120 000		535 200	2009	40 000	356 800
Kai Öistämö	2007	0		0		0	2007	35 000	312 200
	2008	16 000		64 000		0	2008	22 000	196 240
	2009	30 000		120 000		535 200	2009	50 000	446 000
Performance shares and restricted shares held by the Group Executive Board, Total(7)		521 000		2 084 000		6 288 600		1 151 000	10 266 920
All outstanding performance shares and restricted shares (global plans), Total		5 093 960	(11)	20 375 720	(12)	52 040 089		9 381 002	83 678 538

(1)	The performance period for the 2007 plan is 2007-2009, 2008 plan 2008-2010 and 2009 plan 2009-2011, respectively.

(2)	The threshold number will vest as Nokia shares should the pre-determined threshold performance levels be met. No Nokia shares were delivered under the Performance Share Plan 2007 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at threshold equals zero for the Performance Share Plan 2007.

(3)	The maximum number will vest as Nokia shares should the pre-determined maximum performance levels be met. The maximum number of performance shares equals four times the number at threshold. No Nokia shares were delivered under the Performance Share Plan 2007 as

Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at maximum equals zero for the Performance Share Plan 2007.

(4)	For Performance Share Plans 2008 and 2009 the value of performance shares is presented on the basis of Nokia’s estimation of the number of shares expected to vest. The intrinsic value for the Performance Share Plan 2009 is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 30, 2009 of EUR 8.92. For the Performance Share Plan 2007 no Nokia shares were delivered as Nokia’s performance did not reach the threshold level of either performance criteria.

(5)	Under the Restricted Share Plans 2007, 2008 and 2009, awards have been granted quarterly. For the major part of the awards made under these plans, the restriction period will end for the 2007 plan, on January 1, 2011; and for the 2008 plan, on January 1, 2012 and for the 2009 plan, on January 1, 2013.

(6)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 30, 2009 of EUR 8.92.

(7)	Mr. Andersson, left the Group Executive Board as of September 30, 2009 to head Nokia Corporate Alliances and Business Development. Mr. Beresford-Wylie left the Group Executive Board as of September 30, 2009 and ceased employment with Nokia Siemens Networks on November 1, 2009. From April 1, 2007, Mr. Beresford-Wylie has participated in a long-term cash incentive plan sponsored by Nokia Siemens Networks instead of the long-term equity-based plans of Nokia. The information related to performance shares and restricted shares held by Mr. Andersson and Mr. Beresford-Wylie as of the date of resignation from the Group Executive Board is represented in the table below.

	Performance Shares				Restricted Shares
		Number of	Number of
		Performance	Performance	Intrinsic		Number of	Intrinsic
	Plan	Shares at	Shares at	Value	Plan	Restricted	Value
Name	Name(1)	Threshold(2)	Maximum(3)(4)	(EUR)(10)	Name(5)	Shares	(EUR)(10)

Robert Andersson(8) (as per September 30, 2009)	2007	0	0	0	2006	20 000	201 000
	2008	10 000	40 000	0	2007	25 000	251 250
	2009	2 500	10 000	50 250	2008	7 000	70 350
Simon Beresford-Wylie(9)	—	—	—	—	2006	25 000	251 250
(as per September 30, 2009)

(8)	Mr. Andersson remained with Nokia and thus is entitled to retain performance shares and restricted shares granted to him prior to leaving the Group executive Board as of September 30, 2009.

(9)	Mr. Beresford-Wylie’s performance and restricted shares grants were forfeited upon termination of employment in accordance with the plan rules.

(10)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at September 30, 2009 of EUR 10.05.

(11)	The threshold number will vest as Nokia shares should the pre-determined threshold performance levels be met. No Nokia shares were delivered under the Performance Share Plan 2007 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the aggregate number does not include any shares for Performance Share Plan 2007.

(12)	The maximum number will vest as Nokia shares should the pre-determined maximum performance levels be met. The maximum number of performance shares equals four times the number at threshold. No Nokia shares were delivered under the Performance Share Plan 2007 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the aggregate number does not include any shares for Performance Share Plan 2007.

Stock Option Exercises and Settlement of Shares

The following table provides certain information relating to stock option exercises and share deliveries upon settlement during the year 2009 for our Group Executive Board members.

	Stock Options
	Awards(1)		Performance Shares Awards(2)		Restricted Shares Awards(3)
	Number of	Value	Number of	Value	Number of		Value
	Shares	Realized on	Shares	Realized	Shares		Realized on
	Acquired on	Exercise	Delivered on	on	Delivered on		Vesting
Name(5)	Exercise	(EUR)	Vesting	Vesting (EUR)	Vesting		(EUR)

Olli-Pekka Kallasvuo	0	0.00	180 300	1 491 450	135 000	(4)	1 159 200	(4)
Esko Aho	0	0.00	0	0	0		0
Timo Ihamuotila	0	0.00	14 760	137 835	4 500		40 005
Mary McDowell	0	0.00	81 300	727 170	25 000		222 250
Hallstein Moerk	0	0.00	50 900	459 304	15 000		133 350
Tero Ojanperä	0	0.00	50 900	459 304	15 000		133 350
Niklas Savander	0	0.00	37 121	309 802	15 000		133 350
Rick Simonson	0	0.00	81 300	727 170	25 000		222 250
Alberto Torres	0	0.00	8 865	85 030	4 800		42 672
Anssi Vanjoki	0	0.00	81 300	727 170	25 000		222 250
Kai Öistämö	0	0.00	56 284	455 746	25 000		222 250

(1)	Value realized on exercise is based on the difference between the Nokia share price and exercise price of options (non-transferable stock options).

(2)	Represents the final payout in gross shares for the 2005 and 2006 performance share grants. Value for the 2005 performance share grant is based on the market price of the Nokia share on NASDAQ OMX Helsinki as at May 27, 2009 of EUR 10.85. Value for the 2006 performance share grant is based on the closing market price of the Nokia share on NASDAQ OMX Helsinki as at February 26, 2009 of EUR 7.72.

(3)	Delivery of Nokia shares vested from the 2006 restricted share grant to all members of the Group Executive Board. Value is based on the closing market price of the Nokia share on NASDAQ OMX Helsinki on October 21, 2009 of EUR 8.89.

(4)	Represents the final payout in gross shares for the 2005 and 2006 restricted share grants. Value for the 2005 restricted share grant is based on the closing market price of the Nokia share on NASDAQ OMX Helsinki on February 26, 2009 of EUR 7.72. Value for the 2006 restricted share grant is based on the closing market price of the Nokia share on NASDAQ OMX Helsinki on October 21, 2009 of EUR 8.89.

(5)	Mr. Andersson, left the Group Executive Board as of September 30, 2009 to head Nokia Corporate Alliances and Business Development. Mr. Beresford-Wylie left the Group Executive Board as of September 30, 2009 and ceased employment with Nokia Siemens Networks on November 1, 2009. The information regarding stock option exercises and settlement of shares regarding Mr. Andersson and Mr. Beresford-Wylie as of the date of resignation from the Group Executive Board is represented in the table below.

Stock Options
		Awards(1)		Performance Shares Awards(2)		Restricted Shares Awards(3)
		Number of	Value	Number of	Value	Number of	Value
		Shares	Realized on	Shares	Realized	Shares	Realized on
		Acquired on	Exercise	Delivered on	on	Delivered on	Vesting
Name(5)	Year	Exercise	(EUR)	Vesting	Vesting (EUR)	Vesting	(EUR)

Robert Andersson (as per September 30, 2009)	2009	0	0.00	45 960	374 718	0	0.00
Simon Beresford-Wylie (as per September 30, 2009)	2009	0	0.00	81 300	727 170	0	0.00

Stock Ownership Guidelines for Executive Management

One of the goals of our long-term equity-based incentive program is to focus executives on promoting the long-term value sustainability of the company and on building value for shareholders on a long-term basis. In addition to granting stock options, performance shares and restricted shares, we also encourage stock ownership by our top executives and have stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the President and CEO, the recommended minimum investment in Nokia shares corresponds to three times his annual base salary and for members of the Group Executive Board two times the member’s annual base salary, respectively. To meet this requirement, all members of the Group Executive Board are expected to retain 50% of any after-tax gains from equity programs in shares until the minimum investment level is met. The Personnel Committee regularly monitors the compliance by the executives with the stock ownership guidelines.

Insider Trading in Securities

The Board of Directors has established and regularly updates a policy in respect of insiders’ trading in Nokia securities. The members of the Board and the Group Executive Board are considered as primary insiders. Under the policy, the holdings of Nokia securities by the primary insiders are public information, which is available in the Finnish Central Securities Depositary and on our website. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including, among other things, prohibitions on trading in Nokia securities during the three-week “closed-window” period immediately preceding the release of our quarterly results and the four-week “closed-window” period immediately preceding the release of our annual results. In addition, Nokia may set trading restrictions based on participation in projects. We update our insider trading policy from time to time and closely monitor compliance with the policy. Nokia’s insider policy is in line with the NASDAQ OMX Helsinki Guidelines for Insiders and also sets requirements beyond those guidelines.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

At December 31, 2009, 725 633 062 ADSs (equivalent to the same number of shares or approximately 19.38% of the total outstanding shares) were outstanding and held of record by 15 309 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., the number of beneficial owners of ADSs as at December 31, 2009 was 704 453.

At December 31, 2009, there were 154 786 holders of record of our shares. Of these holders, around 553 had registered addresses in the United States and held a total of 1 967 024 of our shares, approximately 0.05% of the total outstanding shares. In addition, certain accounts of record with registered addresses other than in the United States hold our shares, in whole or in part, beneficially for United States persons.

Based on information known to us as of February 24, 2010, as at December 31, 2009, Morgan Stanley beneficially owned 53 971 296 Nokia shares and its wholly-owned subsidiary Morgan Stanley & Co. International plc 46 304 558 Nokia shares and Capital World Investors, a division of Capital Research and Management Company, 12 333 500 Nokia shares, which at that time corresponded to approximately 1.4%, 1.2% and 0.3% of the share capital of Nokia, respectively.

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

8A7. Litigation

Intellectual Property Rights Litigation

InterDigital

In 1999, we entered into a license agreement with InterDigital Technology Corporation and Interdigital Communications Corporation (together “IDT”). The license provided for a fixed royalty payment through 2001 and most favored licensee treatment from 2002 through 2006. In April 2006, Nokia and IDT resolved their contract dispute over the patent license terms related to 2G products, with Nokia obtaining a fully paid-up, perpetual, irrevocable, worldwide license to all of IDT’s current and future patent, or purposes of making or selling 2G products. The IDT settlement terms did not address any prospective 3G license terms; however, our sale of 3G products was fully released through the date of the settlement agreements.

Nokia Corporation and Nokia Inc. (referred collectively as “Nokia” herein) and IDT currently have pending legal disputes in the United States regarding IDT’s alleged 3G patents. In particular, in August 2007, IDT filed a complaint against Nokia in the US International Trade Commission (“ITC”) alleging infringement of two declared essential WCDMA patents, amending the complaint later to add two additional patents. The consolidated action includes four patents, which were also asserted against Nokia in a parallel Delaware district court action, which was stayed pending the ITC action. Through its ITC action, IDT is seeking to exclude certain of our WCDMA handsets from importation and sale in the US.

A hearing on the merits of IDT’s ITC case was conducted in May 2009. On August 14, 2009, the Administrative Law Judge issued an opinion finding the patents valid, but not infringed by Nokia’s accused products. On review of the ALJ’s opinion, the International Trade Commission affirmed the finding of non-infringement and took no position on whether or not the patents were valid. IDT has filed a notice to appeal the Commission’s decision, and we expect the briefing for that appeal to proceed in the first half of 2010.

We believe that the allegations described above are without merit, and we will continue to defend ourselves against these actions vigorously.

IPCom

In December 2006, we filed an action in Mannheim, Germany for a declaration that Robert Bosch GmbH was obliged to grant Nokia a license on fair, reasonable and non-discriminatory (“FRAND”) terms. Bosch’s patent portfolio was sold to IPCom GmbH & Co KG, and IPCom was joined to the action. Bosch and IPCom counterclaimed against us demanding payment of royalties. In April 2009, the Mannheim Court dismissed all claims. Both IPCom and Nokia have appealed.

From December 2007 to May 2009, IPCom has filed action against Nokia in Mannheim, Germany claiming infringement of 14 patents and two utility models. Nokia has responded by filing nullity actions in the German Patents Court and Patent Office, and oppositions before the European Patent Office in relation to these patents and utility models, along with other IPCom patents, included in IPCom’s so called proud list of patents. To date, all patents and utility models of IPCom that have reached trial have been found to be invalid.

In September 2008, Nokia commenced revocation proceedings in England against 15 of IPCom’s UK patents. IPCom responded by bringing infringement actions in relation to three of the patents in issue. On January 18, 2010, two IPCom patents which were subject to the first trial were found invalid. IPCom has said that it will appeal this ruling. IPCom has conceded that all 13 other patents should be revoked. Nokia is seeking to recover costs for all trials. In December 2009, Nokia sought revocation in the United Kingdom of one further IPCom patent. That case remains ongoing.

In January 2009, IPCom brought an infringement a claim in Dusseldorf, Germany against certain members of Nokia’s Group Executive Board in their personal capacities, but not any company in the Nokia Group. The trial is set for April 27, 2010.

In October 2008, Nokia filed a complaint with the European Commission alleging that IPCom and/or Robert Bosch GmbH were in breach of European competition law to the extent that Bosch had sold its patent portfolio to IPCom free of the commitments that Bosch had made to the Standards Setting Organizations to grant licenses to the patent portfolio on FRAND terms. On December 10, 2009, IPCom and the Commission issued public statements that IPCom was ready to take on Bosch’s FRAND commitments. Consequently, Nokia has now withdrawn this complaint.

We believe that the allegations of IPCom described above are without merit, and will continue to defend ourselves against these actions vigorously.

Apple

On October 22, 2009, after an impasse was reached on license negotiations that had commenced in 2007, Nokia filed suit against Apple in the US Federal District Court, District of Delaware, alleging that Apple’s iPhones infringe ten of Nokia’s essential patents and seeking damages based on FRAND royalty rates. On February 19, 2010, Apple counterclaimed, alleging that various Nokia handsets infringe nine Apple implementation patents and seeking unspecified damages and an injunction preventing Nokia from selling the accused handsets in the US. Apple also claimed that Nokia has breached certain contractual commitments to standards setting organizations and violated federal antitrust laws based on certain positions Nokia allegedly took during the parties’ license negotiation, Nokia’s purported delay in declaring patents essential to certain standards, and Nokia’s filing of the infringement suit.

On December 29, 2009, Nokia filed a complaint with the ITC in Washington, DC alleging that various Apple products infringe seven Nokia implementation patents and seeking to ban Apple from importing iPhones and other products, including the iPod Nano, iPod Touch and Macbook, into the US. Nokia simultaneously filed a companion district court case in the District of Delaware for infringement of the same seven patents. Apple will be able to stay the district court case pending disposition of the ITC action. Nokia’s ITC action was instituted by the ITC on January 28, 2010. The initial procedural schedule calls for a hearing in November 2010, an initial determination by January 31, 2011 and a final determination by May 31, 2011.

On January 15, 2010, Apple filed its own ITC complaint alleging that various Nokia products infringe nine Apple implementation patents, and seeking to ban Nokia from importing infringing products into the US. Apple’s ITC action was instituted on February 18, 2008. The initial procedural schedule calls for a hearing in October 2010, and a final determination by June 27, 2010.

We intend to pursue our claims against Apple in this action in order to protect our interests. However, the final outcome of Nokia’s claims against Apple, including the ability to recover damages, is uncertain due to the nature and inherent risks of such legal proceedings. We believe that the above allegations of Apple are without merit and we will vigorously assert and defend our interests in these matters.

Product Related Litigation

Nokia and several other mobile device manufacturers, distributors and network operators were named as defendants in a series of class action suits filed in various US jurisdictions. The actions were brought on behalf of a purported class of persons in the United States as a whole consisting of all individuals that purchased mobile phones without a headset. In general, the complaints allege that handheld cellular telephone use causes and creates a risk of cell level injury and claim the defendants should have included a headset with every hand-held mobile telephone as a means of reducing any potential health risk associated with the telephone’s use. All but one of the cases has been withdrawn or dismissed. The remaining case was dismissed by the court on the basis of federal preemption. That dismissal is now on appeal.

We have also been named as a defendant along with other mobile device manufacturers and network operators in five lawsuits by individual plaintiffs who allege that the radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor. The cases were originally dismissed as preempted by federal law. In a recent ruling, the Court of Appeals for the District of Columbia determined that adverse health effect claims arising from the use of cellular handsets that operate within the US Federal Communications Commission radio frequency emission guidelines are preempted by federal law. Claims that are based upon handsets that operate outside the Federal Communications Guidelines, or were in use before the guidelines were established in 1996, may continue to be litigated. These cases have been remanded back to the trial court for further factual analysis.

We believe that the allegations described above are without merit, and will continue to defend ourselves against these actions vigorously. Other courts that have reviewed similar matters to date have found that there is no reliable scientific basis for the plaintiffs’ claims.

Antitrust Litigation

In November 2009, Nokia Corporation filed two lawsuits, one in the United Kingdom’s High Court of Justice and the other in the United States District Court for the Northern District of California, joined by Nokia Inc., against certain manufacturers of liquid crystal displays (“LCDs”). Both suits concern the same underlying allegations, namely, that the defendants violated the relevant antitrust or competition laws (including Article 81 EC Treaty, Article 53 EEA Agreement, Section 1 of the Sherman Act and various state competition laws) by entering into a worldwide conspiracy to raise and/or stabilize the prices of LCDs, among other anticompetitive conduct, from approximately January 1996 to December 2006 (the “Cartel Period”). Defendants Sharp Corporation, LG Display Co. Ltd., Chunghwa Picture Tubes, Ltd., Hitachi Displays Ltd. and Epson Imaging Devices Corporation, as well as non-defendant Chi Mei Optoelectronics, have pled guilty in the United States to participating in a conspiracy to fix certain LCD prices and have agreed to pay fines totaling approximately USD 860 million. During the Cartel Period, Nokia purchased substantial quantities of LCDs from several defendants and other manufacturers for incorporation into its mobile handsets. The lawsuits allege that as a result of defendants’ cartel activities, Nokia suffered harm by, among other reasons, paying supra-competitive prices for LCDs.

Also in November 2009, Nokia Corporation filed a lawsuit in the United Kingdom’s High Court of Justice against certain manufacturers of cathode rays tubes (“CRTs”). In this lawsuit, Nokia alleges that the defendants violated the relevant antitrust or competition laws (Article 81 EC Treaty and Article 53 EEA Agreement) by entering into a worldwide conspiracy to raise and/or stabilize the prices of CRTs, among other anticompetitive conduct, from no later than March 1995 to around November 2007. During the Cartel Period, Nokia, through its subsidiary Nokia Display Products Oy, engaged in the manufacture and supply of computer monitors for third parties. Nokia purchased substantial quantities of CRTs for this purpose from several defendants, as well as non-defendant manufacturers. The lawsuit alleges that as a result of defendants’ cartel activities, Nokia suffered harm by, among other reasons, paying supra-competitive prices for CRTs.

We intend to pursue our CRT and LCD claims as appropriate in these matters in order to protect our interests. However, the final outcome of the claims, including the ability to recover damages for any overcharges paid, is uncertain due to the nature and inherent risks of such legal proceedings.

Agreement Related Litigation

We are also involved in arbitrations and several lawsuits with Basari Elektronik Sanayi ve Ticaret A.S. (“Basari Elektronik”) and Basari Teknik Servis Hizmetleri Ticaret A.S. regarding claims associated with the expiration of a product distribution agreement and the termination of a product service agreement. Those matters have been before various courts and arbitral tribunals in Turkey and Finland. Basari Elektronik claims that it is entitled to compensation for goodwill it generated on behalf of Nokia during the term of the agreement and for Nokia’s alleged actions in connection with the termination of the agreement. The compensation claim has been dismissed by the Turkish courts and referred to arbitration. Basari Elektronik has filed for arbitration in Helsinki and Turkey. In October 2009, the arbitration in Helsinki was resolved in our favor while the arbitration in Turkey continues. We believe that these claims are without merit, and will continue to defend ourselves against these actions vigorously.

Securities Litigation

On February 5, 2010, a lawsuit was initiated by a municipal retirement fund, holding fewer than 10 000 shares, in the United States District Court for the Southern District of New York on behalf of itself, and seeking class action status on behalf of purchasers of the American Depositary Shares, or ADSs, of Nokia between January 24, 2008 and September 5, 2008, inclusive (the “Class Period”), to pursue remedies under the Securities Exchange Act of 1934 (the “Exchange Act”). The complaint names Nokia Corporation, as well as its executives, Olli-Pekka Kallasvuo, Richard Simonson and Kai Öistämö, and claims violations of the Exchange Act. In particular, the complaint alleges that throughout the Class Period, Nokia and the individual defendants failed to disclose alleged material adverse facts about the company’s true financial condition and business prospects, including specifically that: (i) the positive statements made about Nokia’s new product launches were without reasonable basis given the component supply shortages and manufacturing problems Nokia was encountering during that time; (ii) Nokia was losing market share due to intense price cuts by its competitors; and (iii) while the named individual defendants stated they expected the overall industry ASP to decline in 2008, they failed to disclose Nokia had significantly cut its ASPs to maintain its market share due to the severe price competition. Plaintiff claims that as a result of the above allegations, the price of

Nokia ADSs dropped substantially. Plaintiff seeks to recover damages on behalf of all purchasers of Nokia ADSs during the Class Period. We believe that these allegations are without merit and intend to defend ourselves against these actions vigorously.

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

8A8. Dividend Policy

See Item 3A. “Selected Financial Data—Distribution of Earnings” for a discussion of our dividend policy.

8B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this annual report. See Item 5A. “Operating Results—Principal Factors and Trends Affecting our Results of Operations” for information on material trends affecting our business and results of operations.

ITEM 9.	THE OFFER AND LISTING

9A. Offer and Listing Details

Our capital consists of shares traded on NASDAQ OMX Helsinki under the symbol “NOK1V.” American Depositary Shares, or ADSs, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as the Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on NASDAQ OMX Helsinki and the high and low quoted prices for the shares, in the form of ADSs, on the New York Stock Exchange.

	NASDAQ		New York
	OMX		Stock
	Helsinki		Exchange
	Price per share		Price per ADS
	High	Low	High	Low
	(EUR)		(USD)

2004	18.79	8.97	23.22	11.03
2005	15.75	10.75	18.62	13.92
2006	18.65	14.61	23.10	17.72
2007	28.60	14.63	41.10	19.08
2008
First Quarter	25.78	18.49	38.25	29.30
Second Quarter	21.81	15.38	34.02	24.03
Third Quarter	18.06	12.65	28.13	17.60
Fourth Quarter	13.15	9.95	18.50	12.35
Full Year	25.78	9.95	38.25	12.35
2009
First Quarter	12.25	6.67	16.38	8.47
Second Quarter	11.88	8.57	16.58	11.46
Third Quarter	11.25	8.45	16.00	12.10
Fourth Quarter	10.68	8.41	15.60	12.14
Full Year	12.25	6.67	16.58	8.47
Most recent six months
September 2009	10.93	9.28	16.00	13.15
October 2009	10.68	8.61	15.60	12.59
November 2009	9.41	8.49	14.04	12.56
December 2009	9.15	8.41	13.60	12.14
January 2010	10.43	8.79	14.47	12.52
February 2010	10.43	9.39	14.43	12.73

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

10B. Memorandum and Articles of Association

Registration

Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112 038-9. Under our current Articles of Association, Nokia’s corporate purpose is to engage in the telecommunications industry and other sectors of the electronics industry, including the manufacture and marketing of telecommunications systems and equipment, mobile phones, consumer electronics and industrial electronic products. Under our Articles of Association, we may also engage in other industrial and commercial operations, as well as securities trading and other investment activities.

Director’s Voting Powers

Under Finnish law and our Articles of Association, resolutions of the Board of Directors shall be made by a majority vote. A director shall refrain from taking any part in the consideration of a contract between the director and the company or third party, or any other issue that may provide any material benefit to him, which may be contradictory to the interests of the company. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director. However, our Board has established a guideline retirement age of 70 years for the members of the Board of Directors and the Corporate Governance and Nomination Committee will not without specific reason propose re-election of a person who has reached 70 years of age. In addition, as per established company practice, approximately 40% of the annual remuneration payable to the Board members has been paid in Nokia shares purchased from the market, which shares shall be retained until the end of the board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

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

To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-entry system on or prior to the record date set forth in the notice of the Annual General Meeting. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the company’s register of shareholders in the name of a nominee, may vote his shares provided that he arranges to have his name entered in the temporary register of shareholders for the Annual General Meeting.

The record date is the eighth business day preceding the meeting. To be entered in the temporary register of shareholders for the Annual General Meeting, a holder of ADSs must provide the Depositary, or have his broker or other custodian provide the Depositary, on or before the voting deadline, as defined in the proxy material issued by the Depositary, a proxy with the following information: the name, address, and social security number or another corresponding personal identification number of the holder of the ADSs, the number of shares to be voted by the holder of the ADSs and the voting instructions. The register of shareholders as of the record date of each general meeting is public until the end of the respective meeting. Other nominee registered shareholders can attend and vote at the Annual General Meeting by instructing their broker or other custodian to register the shareholder in Nokia’s temporary register of shareholders and give the voting instructions in accordance with the broker’s or custodian’s instructions.

By completing and returning the form of proxy provided by the Depositary, a holder of ADSs also authorizes the Depositary to give a notice to us, required by our Articles of Association, of the holder’s intention to attend the general meeting.

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

Under the Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Ministry of Employment and the Economy is required for a non-resident of Finland, directly or indirectly, to acquire one-third or more of the voting power of a company. The Ministry of Employment and the Economy may refuse clearance where the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. These clearance requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the clearance requirements do not apply to residents of countries in the European Economic Area or countries that have ratified the Convention on the Organization for Economic Cooperation and Development.

10C. Material Contracts

Not applicable.

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

According to the provisions, the Finnish account operator and a foreign custodian are required to have a custody agreement, according to which the custodian undertakes to (a) declare the country of residence of the beneficial owner of the dividend, (b) confirm the applicability of the Treaty to the dividend, (c) inform the account operator of any changes to the country of residence or the applicability of the Treaty, and (d) provide the legal identification and address of the beneficial owner of the dividend and a certificate of residence issued by the local tax authorities upon request. It is further required that the foreign custodian is domiciled in a country with which Finland has entered into a treaty for the avoidance of double taxation and that the custodian is entered into the register of foreign custodians maintained by the Finnish tax authorities.

In general, if based on an applicable treaty for the avoidance of double taxation the withholding tax rate for dividends is 15% or higher, the treaty rate may be applied when the above-described conditions of the new provisions are met (Section 10b of the Finnish Act on Taxation of Non-

residents’ Income). A lower rate than 15% may be applied based on the applicable treaty for the avoidance of double taxation only when the following information on the beneficial owner of the dividend is provided to the payer prior to the dividend payment: name, date of birth or business ID (if applicable) and address in the country of residence.

US and Finnish Tax on Sale or Other Disposition

A US Holder generally will recognize taxable capital gain or loss on the sale or other disposition of ADSs in an amount equal to the difference between the US dollar value of the amount realized and the adjusted tax basis (determined in US dollars) in the ADSs. If the ADSs are held as a capital asset, this gain or loss generally will be long-term capital gain or loss if, at the time of the sale, the ADSs have been held for more than one year. Any capital gain or loss, for foreign tax credit purposes, generally will constitute US source gain or loss. In the case of a US Holder that is an individual, long-term capital gain under current law generally is subject to US federal income tax at preferential rates. However, these rates currently are scheduled to expire on January 2011. The deductibility of capital losses is subject to significant limitations.

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

US Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at the current rate of 28%. Backup withholding will not apply to a Holder; however, if the Holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if it is a recipient otherwise exempt from backup withholding (such as a corporation). Any US person required to establish its exempt status generally must furnish a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally are not subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s US federal income tax liability, and the Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

12D.3 Depositary Fees and Charges

Our American Depositary Shares, or ADSs, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000, among Nokia, Citibank, N.A. and registered holders from time to time of ADRs, as amended on February 6, 2008. ADS holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)

Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS(2)
Distribution of ADSs pursuant to (i) stock dividends, free stock distributions or (ii) exercises of rights to purchase additional ADSs	Up to 5 cents per ADS(2)
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5 cents per ADS(1)
ADR transfer fee	USD 1.50 per transfer(1)

(1)	These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

(2)	In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

In addition, ADS holders are responsible for certain fees and expenses incurred by the Depositary on their behalf and certain governmental charges such as taxes and registration fees, transmission and delivery expenses, conversion of foreign currency and fees relating to compliance with exchange control regulations. The fees and charges may vary over time.

In the event of refusal to pay the depositary fees, the Depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADR holder.

12D.4 Depositary Payments for 2009

For the year ended December 31, 2009, our Depositary made the following payments on our behalf in relation to our ADR program.

Category	Payment (USD)

New York Stock Exchange listing fees	500 000
Settlement infrastructure fees (including the Depositary Trust Company fees)	37 224
Proxy process expenses (including printing, postage and distribution)	1 039 476
ADS holder identification expenses	94 590

Total	1 671 290

In addition, for the year ended December 31, 2009, our Depositary has agreed to reimburse us USD 7 296 966 mainly for contributions towards our investor relations activities (including investor meetings and conferences and fees of investor relations service vendors) and other miscellaneous expenses related to the US listing of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our President and Chief Executive Officer and our Executive Vice President, Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of Nokia’s internal control over financial reporting, as at December 31, 2009, and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited our consolidated financial statements for the year ended December 31, 2009, has issued an attestation report on the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

(c) Attestation Report of the Registered Public Accounting Firm. See the Auditors’ report on page F-1.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in Nokia’s internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting during 2009.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that all of the members of the Audit Committee, including its Chairman, Georg Ehrnrooth, are “audit committee financial experts” as defined in Item 16A of Form 20-F. Mr. Ehrnrooth and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. This code of ethics is posted on our website, www.nokia.com/board, under the heading “Company codes—Code of Ethics.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees and Services

PricewaterhouseCoopers Oy has served as our independent auditor for each of the fiscal years in the three-year period ended December 31, 2009. The independent auditor is elected annually by our shareholders at the Annual General Meeting for the fiscal year in question. The Audit Committee of the Board of Directors makes a proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2009 and 2008 in total with a separate presentation of those fees related to Nokia and Nokia Siemens Networks.

	2009			2008
		Nokia Siemens			Nokia Siemens
	Nokia	Networks	Total	Nokia	Networks	Total
			(EUR millions)

Audit Fees(1)	6.2	9.8	16.0	6.4	13.1	19.5
Audit-Related Fees(2)	1.2	1.6	2.8	2.4	5.0	7.4
Tax Fees(3)	3.6	2.0	5.6	3.8	3.0	6.8
All Other Fees(4)	0.3	—	0.3	0.7	—	0.7

Total	11.3	13.4	24.7	13.3	21.1	34.4

(1)	Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; SAS 70 audit of internal controls; advice on tax accounting matters; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; financial due diligence in connection with provision of funding to customers, reports in relation to covenants in loan agreements; employee benefit plan audits and reviews; and audit procedures in connection with investigations and the compliance program implemented at Nokia Siemens Networks related to the Siemens’ carrier-related operations transferred to Nokia Siemens Networks. The amounts paid by Nokia to PricewaterhouseCoopers in 2008 include EUR 2.5 million Nokia has recovered or will be able to recover from a third party.

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

There were no purchases of Nokia shares and ADSs by Nokia Corporation and its affiliates during 2009.

ITEM 16G.	CORPORATE GOVERNANCE

The following is a summary of any significant ways in which our corporate governance practices differ from those followed by US domestic companies under the corporate governance listing standards of the New York Stock Exchange, or NYSE. There are no significant differences in the corporate governance practices followed by us as compared to those followed by US domestic companies under the NYSE listing standards, except that we follow the requirements of Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly-issued shares or treasury shares require a shareholder approval at the time of the delivery of the shares or, if the shareholder approval is granted through an authorization to the Board of Directors, no more than a maximum of five years earlier. The NYSE listing standards require that the equity compensation plans be approved by a company’s shareholders.

Our corporate governance practices comply with the Finnish Corporate Governance Code approved by the boards of the Finnish Securities Market Association and NASDAQ OMX Helsinki effective as of January 1, 2009. The Finnish Corporate Governance Code is accessible, among others, at www.cgfinland.fi.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

ITEM 19.	EXHIBITS

*1		Articles of Association of Nokia Corporation.
6		See Note 27 to our consolidated financial statements included in Item 18 of this annual report for information on how earnings per share information was calculated.
8		List of significant subsidiaries.
12.1		Certification of Olli-Pekka Kallasvuo, Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
12.2		Certification of Timo Ihamuotila, Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13		Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.(a)	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.

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

Converged mobile device:  A generic category of mobile devices that are based on programmable software platforms. Converged mobile devices can run applications such as email, web browsing, navigation and enterprise software, and can also have built-in music players, video recorders, mobile TV and other multimedia features. Our portfolio of converged mobile devices comprises smartphones and mobile computers. Software capabilities are generally more powerful in converged mobile devices than in mobile phones (See Mobile phone).

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

IPR (Intellectual Property Right):  Legal right protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example, patents, that have an economic value.

IPTV (Internet Protocol television):  Television services delivered over internet protocol infrastructure through a telephone or cable network using a broadband access line.

Java:  An object-oriented programming language that is intended to be hardware and software independent.

LTE (Long-Term Evolution):  3GPP radio technology evolution architecture.

Maemo:  A Linux-based software platform that powers the Nokia N900 mobile computer, as well as Nokia Internet Tablets. We are merging Maemo with Intel’s Moblin software platform to create MeeGo. (See MeeGo).

MeeGo:  A Linux-based, open source software platform that is being formed from the merger of Maemo and Intel’s Moblin software platform, for use in a wide range of computing devices, including pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems.

Mobile device:  A generic term for devices that are used for mobile communications over a cellular network.

Mobile phone:  A generic term for mobile devices that are based on non-programmable software platforms. Mobile phones can run applications such as email and web browsing, and can also have built-in music players, video recorders, mobile TV and other multimedia features. However, software capabilities are generally less powerful in mobile phones than in converged mobile devices (See Converged mobile device).

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

Platform:  A basic system on which different applications can be developed. A platform consists of physical hardware entities and basic software elements such as the software platform.

Series 30:  A software platform that powers Nokia’s most cost-effective voice and messaging phones.

Series 40:  A software platform that currently powers the majority of our mobile phone models and supports different functionalities and applications, such as Internet connectivity.

Smartphone:  (See Converged mobile device).

Symbian:  A software platform which supports a wide array of functionalities, and provides opportunities for the development of sophisticated applications and content by third parties. Our smartphones are powered by Symbian.

TD-LTE (time division long term evolution):  An alternative standard for LTE mobile broadband networks

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nokia Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Oy

PricewaterhouseCoopers Oy
Helsinki, Finland
March 11, 2010

Nokia Corporation and Subsidiaries

Consolidated Income Statements

		Financial Year Ended December 31
	Notes	2009	2008	2007
		EURm	EURm	EURm

Net sales		40 984	50 710	51 058
Cost of sales		(27 720)	(33 337)	(33 781)

Gross profit		13 264	17 373	17 277
Research and development expenses		(5 909)	(5 968)	(5 636)
Selling and marketing expenses		(3 933)	(4 380)	(4 379)
Administrative and general expenses		(1 145)	(1 284)	(1 165)
Impairment of goodwill	7	(908)	—	—
Other income	6	338	420	2 312
Other expenses	6,7	(510)	(1 195)	(424)

Operating profit	2-9,23	1 197	4 966	7 985
Share of results of associated companies	14,30	30	6	44
Financial income and expenses	10	(265)	(2)	239

Profit before tax		962	4 970	8 268
Tax	11	(702)	(1 081)	(1 522)

Profit		260	3 889	6 746

Profit attributable to equity holders of the parent		891	3 988	7 205
Loss attributable to minority interests		(631)	(99)	(459)

		260	3 889	6 746

		2009	2008	2007
Earnings per share	27	EUR	EUR	EUR
(for profit attributable to the equity holders of the parent)
Basic		0.24	1.07	1.85
Diluted		0.24	1.05	1.83

		2009	2008	2007
Average number of shares (000’s shares)	27
Basic		3 705 116	3 743 622	3 885 408
Diluted		3 721 072	3 780 363	3 932 008

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

		Financial Year Ended December 31
	Notes	2009	2008	2007
		EURm	EURm	EURm

Profit		260	3 889	6 746
Other comprehensive income
Translation differences	21	(563)	595	(151)
Net investment hedge gains (losses)	21	114	(123)	51
Cash flow hedges	20	25	(40)	(7)
Available-for-sale investments	20	48	(15)	49
Other increase (decrease), net		(7)	28	(46)
Income tax related to components of other comprehensive income	20,21	(44)	58	(12)

Other comprehensive income (expense), net of tax		(427)	503	(116)

Total comprehensive income (expense)		(167)	4 392	6 630

Total comprehensive income (expense) attributable to equity holders of the parent		429	4 577	7 073
minority interests		(596)	(185)	(443)

		(167)	4 392	6 630

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Financial Position

		December 31
	Notes	2009	2008
		EURm	EURm

ASSETS
Non-current assets
Capitalized development costs	12	143	244
Goodwill	12	5 171	6 257
Other intangible assets	12	2 762	3 913
Property, plant and equipment	13	1 867	2 090
Investments in associated companies	14	69	96
Available-for-sale investments	15	554	512
Deferred tax assets	24	1 507	1 963
Long-term loans receivable	15,33	46	27
Other non-current assets	15	6	10

		12 125	15 112
Current assets
Inventories	17,19	1 865	2 533
Accounts receivable, net of allowances for doubtful accounts (2009: EUR 391 million, 2008: EUR 415 million)	15,19,33	7 981	9 444
Prepaid expenses and accrued income	18	4 551	4 538
Current portion of long-term loans receivable	15,33	14	101
Other financial assets	15,16,33	329	1 034
Investments at fair value through profit and loss, liquid assets	15,33	580	—
Available-for-sale investments, liquid assets	15,33	2 367	1 272
Available-for-sale investments, cash equivalents	15,33	4 784	3 842
Bank and cash	33	1 142	1 706

		23 613	24 470
Total assets		35 738	39 582

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	22	246	246
Share issue premium		279	442
Treasury shares, at cost		(681)	(1 881)
Translation differences	21	(127)	341
Fair value and other reserves	20	69	62
Reserve for invested non-restricted equity		3 170	3 306
Retained earnings		10 132	11 692

		13 088	14 208
Minority interests		1 661	2 302

Total equity		14 749	16 510

Non-current liabilities
Long-term interest-bearing liabilities	15,33	4 432	861
Deferred tax liabilities	24	1 303	1 787
Other long-term liabilities		66	69

		5 801	2 717
Current liabilities
Current portion of long-term loans	15,33	44	13
Short-term borrowings	15,33	727	3 578
Other financial liabilities	15,16,33	245	924
Accounts payable	15,33	4 950	5 225
Accrued expenses	25	6 504	7 023
Provisions	26	2 718	3 592

		15 188	20 355
Total shareholders’ equity and liabilities		35 738	39 582

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Cash Flows

		Financial Year Ended
		December 31
	Notes	2009	2008	2007
		EURm	EURm	EURm

Cash flow from operating activities
Profit attributable to equity holders of the parent		891	3 988	7 205
Adjustments, total	31	3 390	3 024	1 159
Change in net working capital	31	140	(2 546)	605

Cash generated from operations		4 421	4 466	8 969
Interest received		125	416	362
Interest paid		(256)	(155)	(59)
Other financial income and expenses, net received		(128)	250	67
Income taxes paid, net received		(915)	(1 780)	(1 457)

Net cash from operating activities		3 247	3 197	7 882

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash		(29)	(5 962)	253
Purchase of current available-for-sale investments, liquid assets		(2 800)	(669)	(4 798)
Purchase of investments at fair value through profit and loss, liquid assets		(695)	—	—
Purchase of non-current available-for-sale investments		(95)	(121)	(126)
Purchase of shares in associated companies		(30)	(24)	(25)
Additions to capitalized development costs		(27)	(131)	(157)
Long-term loans made to customers		—	—	(261)
Proceeds from repayment and sale of long-term loans receivable		—	129	163
Proceeds from (+) / payment of (-) other long-term receivables		2	(1)	5
Proceeds from (+) / payment of (-) short-term loans receivable		2	(15)	(119)
Capital expenditures		(531)	(889)	(715)
Proceeds from disposal of shares in associated companies		40	3	6
Proceeds from disposal of businesses		61	41	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		1 730	4 664	4 930
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets		108	—	—
Proceeds from sale of non-current available-for-sale investments		14	10	50
Proceeds from sale of fixed assets		100	54	72
Dividends received		2	6	12

Net cash used in investing activities		(2 148)	(2 905)	(710)

Nokia Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

		Financial Year Ended
		December 31
	Notes	2009	2008	2007
		EURm	EURm	EURm

Cash flow from financing activities
Proceeds from stock option exercises		—	53	987
Purchase of treasury shares		—	(3 121)	(3 819)
Proceeds from long-term borrowings		3 901	714	115
Repayment of long-term borrowings		(209)	(34)	(16)
Proceeds from (+) / repayment of (-) short-term borrowings		(2 842)	2 891	661
Dividends paid		(1 546)	(2 048)	(1 760)

Net cash used in financing activities		(696)	(1 545)	(3 832)
Foreign exchange adjustment		(25)	(49)	(15)

Net increase (+) / decrease (-) in cash and cash equivalents		378	(1 302)	3 325
Cash and cash equivalents at beginning of period		5 548	6 850	3 525

Cash and cash equivalents at end of period		5 926	5 548	6 850

Cash and cash equivalents comprise of:
Bank and cash		1 142	1 706	2 125
Current available-for-sale investments, cash equivalents	15,33	4 784	3 842	4 725

		5 926	5 548	6 850

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

						Fair
						value	Reserve for
			Share			and	invested		Before
	Number of	Share	issue	Treasury	Translation	other	non-restrict.	Retained	minority	Minority
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Balance at December 31, 2006	3 965 730	246	2 707	(2 060)	(34)	(14)	—	11 123	11 968	92	12 060

Translation differences					(167)				(167)	16	(151)
Net investment hedge gains, net of tax					38				38		38
Cash flow hedges, net of tax						(11)			(11)	6	(5)
Available-for-sale investments, net of tax						48			48		48
Other decrease, net								(40)	(40)	(6)	(46)
Profit								7 205	7 205	(459)	6 746
Total comprehensive income		—	—	—	(129)	37	—	7 165	7 073	(443)	6 630
Stock options exercised	57 269		46				932		978		978
Stock options exercised related to acquisitions			(3)						(3)		(3)
Share-based compensation			228						228		228
Excess tax benefit on share-based compensation			128						128		128
Settlement of performance shares	3 138		(104)	58			9		(37)		(37)
Acquisition of treasury shares	(180 590)			(3 884)					(3 884)		(3 884)
Reissuance of treasury shares	403			7					7		7
Cancellation of treasury shares				2 733				(2 733)	—		—
Share premium reduction and transfer			(2 358)				2,358		—		—
Dividend								(1 685)	(1 685)	(75)	(1 760)
Minority interest on formation of Nokia Siemens Networks									—	2,991	2 991
Total of other equity movements		—	(2 063)	(1 086)	—	—	3 299	(4 418)	(4 268)	2 916	(1 352)

Balance at December 31, 2007	3 845 950	246	644	(3 146)	(163)	23	3 299	13 870	14 773	2 565	17 338

Translation differences					595				595		595
Net investment hedge gains, net of tax					(91)				(91)		(91)
Cash flow hedges, net of tax						42			42	(67)	(25)
Available-for-sale investments, net of tax						(3)			(3)	(2)	(5)
Other increase, net								46	46	(17)	29
Profit								3 988	3 988	(99)	3 889
Total comprehensive income		—	—	—	504	39	—	4 034	4 577	(185)	4 392
Stock options exercised	3 547						51		51		51
Stock options exercised related to acquisitions			1						1		1
Share-based compensation			74						74		74
Excess tax benefit on share-based compensation			(117)						(117)	(6)	(124)
Settlement of performance and restricted shares	5 622		(179)	154			(44)		(69)		(69)
Acquisition of treasury shares	(157 390)			(3 123)					(3 123)		(3 123)
Reissuance of treasury shares	143			2					2		2
Cancellation of treasury shares			0	4 232				(4 232)	—		—
Dividend								(1 992)	(1 992)	(35)	(2 027)
Acquisitions and other change in minority interests										(37)	(37)
Vested portion of share-based payment awards related to
acquisitions			19						19		19
Acquisition of Symbian								12	12		12
Total of other equity movements		—	(202)	1 265	—	—	7	(6 212)	(5 142)	(78)	(5 220)

Balance at December 31, 2008	3 697 872	246	442	(1 881)	341	62	3 306	11 692	14 208	2 302	16 510

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

						Fair
						value	Reserve for
			Share			and	invested		Before
	Number of	Share	issue	Treasury	Translation	other	non-restrict.	Retained	minority	Minority
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Translation differences					(552)				(552)	(9)	(561)
Net investment hedge gains, net of tax					84				84		84
Cash flow hedges, net of tax						(35)			(35)	49	14
Available-for-sale investments, net of tax						42			42	2	44
Other decrease, net								(1)	(1)	(7)	(8)
Profit								891	891	(631)	260
Total comprehensive income		—	—	—	(468)	7	—	890	429	(596)	(167)
Stock options exercised	7						—				—
Stock options exercised related to acquisitions			(1)						(1)		(1)
Share-based compensation			16						16		16
Excess tax benefit on share-based compensation			(12)						(12)	(1)	(13)
Settlement of performance and restricted shares	10 352		(166)	230			(136)		(72)		(72)
Acquisition of treasury shares									—		—
Reissuance of treasury shares	31			1					1		1
Cancellation of treasury shares				969				(969)	—		—
Dividend								(1 481)	(1 481)	(44)	(1 525)
Total of other equity movements		—	(163)	1 200	—	—	(136)	(2 450)	(1 549)	(45)	(1 594)

Balance at December 31, 2009	3 708 262	246	279	(681)	(127)	69	3 170	10 132	13 088	1 661	14 749

Dividends declared per share were EUR 0.40 for 2009 (EUR 0.40 for 2008 and EUR 0.53 for 2007), subject to shareholders’ approval.

Notes to the Consolidated Financial Statements

1.	Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation (“Nokia” or “the Group”), a Finnish public limited liability company with domicile in Helsinki, in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“IFRS”). The consolidated financial statements are presented in millions of euros (“EURm”), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform to Finnish Accounting legislation. On March 11, 2010, Nokia’s Board of Directors authorized the financial statements for 2009 for issuance and filing.

The Group completed the acquisition of all of the outstanding equity of NAVTEQ on July 10, 2008 and a transaction to form Nokia Siemens Networks on April 1, 2007. The NAVTEQ and the Nokia Siemens Networks business combinations have had a material impact on the consolidated financial statements and associated notes. See Note 8.

Adoption of pronouncements under IFRS

In the current year, the Group has adopted all of the new and revised standards, amendments and interpretations to existing standards issued by the IASB that are relevant to its operations and effective for accounting periods commencing on or after January 1, 2009.

•	IAS 1 (Revised), Presentation of financial statements, prompts entities to aggregate information in the financial statements on the basis of shared characteristics. All non-owner changes in equity (i.e. comprehensive income) should be presented either in one statement of comprehensive income or in a separate income statement and statement of comprehensive income.

•	Amendments to IFRS 7 require entities to provide additional disclosures about the fair value measurements. The amendments clarify the existing requirements for the disclosure of liquidity risk.

•	Amendment to IFRS 2, Share-based payment, Group and Treasury Share Transactions, clarifies the definition of different vesting conditions, treatment of all non-vesting conditions and provides further guidance on the accounting treatment of cancellations by parties other than the entity.

•	Amendment to IAS 20, Accounting for government grants and disclosure of government assistance, requires that the benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39 and the proceeds received, with the benefit accounted for in accordance with IAS 20.

•	Amendment to IAS 23, Borrowing costs, changes the treatment of borrowing costs that are directly attributable to an acquisition, construction or production of a qualifying asset. These costs will consequently form part of the cost of that asset. Other borrowing costs are recognized as an expense.

•	Under the amended IAS 32 Financial Instruments: Presentation, the Group must classify puttable financial instruments or instruments or components thereof that impose an obligation to deliver to another party, a pro-rata share of net assets of the entity only on liquidation, as equity. Previously, these instruments would have been classified as financial liabilities.

•	Amendments to IFRIC 9 and IAS 39 clarify the accounting treatment of embedded derivatives when reclassifying financial instruments.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

•	IFRIC 13, Customer Loyalty Programs addresses the accounting surrounding customer loyalty programs and whether some consideration should be allocated to free goods or services provided by a company. Consideration should be allocated to award credits based on their fair value, as they are a separately identifiable component.

•	IFRIC 15, Agreements for the Construction of Real Estate helps entities determine whether a particular construction agreement is within the scope of IAS 11, Construction Contracts or IAS 18, Revenue. At issue is whether such an agreement constitutes a construction contract under IAS 11. If so, an entity should use the percentage-of-completion method to recognize revenue. If not, the entity should account for the agreement under IAS 18, which requires that revenue be recognized upon delivery of a good or service.

•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group.

•	IFRIC 18 Transfers of Assets from Customers clarifies the requirements for agreements in which an entity receives an item of property, plant and equipment or cash it is required to use to construct or acquire an item of property, plant and equipment that must be used to provide access to a supply of goods or services.

•	In addition, a number of other amendments that form part of the IASB’s annual improvement project were adopted by the Group.

The adoption of each of the above mentioned standards did not have a material impact to the consolidated financial statements.

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

The Group’s share of profits and losses of associated companies is included in the consolidated income statement in accordance with the equity method of accounting. An associated company is an entity over which the Group exercises significant influence. Significant influence is generally presumed to exist when the Group owns, directly or indirectly through subsidiaries, over 20% of the voting rights of the company.

All inter-company transactions are eliminated as part of the consolidation process. Minority interests are presented separately as a component of net profit and they are shown as a component of shareholders’ equity in the consolidated statement of financial position.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

The Group assesses the carrying amount of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying amount may not be recoverable. The Group assesses the carrying amount of identifiable intangible assets and long-lived assets if events or changes in circumstances indicate that such carrying amount may not be recoverable. Factors that trigger an impairment review include underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends.

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

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency assets and liabilities are valued at the rates of exchange prevailing at the year-end. Foreign exchange gains and losses arising from statement of financial position items, as well as fair value changes in the related hedging instruments, are reported in financial income and expenses. For non-monetary items, such as shares, the unrealized foreign exchange gains and losses are recognized in the other comprehensive income.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Revenue recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. The Group records reductions to revenue for special pricing agreements, price protection and other volume based discounts. Service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion. License fees from usage are recognized in the period when they are reliably measurable which is normally when the customer reports them to the Group.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

In a defined contribution plan, the Group has no legal or constructive obligation to make any additional contributions if the party receiving the contributions is unable to pay the pension obligations in question. The Group’s contributions to defined contribution plans, multi-employer and insured plans are recognized in the income statement in the period to which the contributions relate.

All arrangements that do not fulfill these conditions are considered defined benefit plans. If a defined benefit plan is funded through an insurance contract where the Group does not retain any legal or constructive obligations, such a plan is treated as a defined contribution plan.

For defined benefit plans, pension costs are assessed using the projected unit credit method: The pension cost is recognized in the income statement so as to spread the service cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates on high quality corporate bonds with appropriate maturities. Actuarial gains and losses outside the corridor are recognized over the average remaining service lives of employees. The corridor is defined as ten percent of the greater of the value of plan assets or defined benefit obligation at the beginning of the respective year.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

The liability (or asset) recognized in the statement of financial position is pension obligation at the closing date less the fair value of plan assets, the share of unrecognized actuarial gains and losses, and past service costs. Any net pension asset is limited to unrecognized actuarial losses, past service cost, the present value of available refunds from the plan and expected reductions in future contributions to the plan.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates actual cost on a FIFO (First-in First-out) basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

In addition to the cost of materials and direct labor, an appropriate proportion of production overhead is included in the inventory values.

An allowance is recorded for excess inventory and obsolescence based on the lower of cost or net realizable value.

Financial assets

The Group has classified its financial assets as one of the following categories: available-for-sale investments, loans and receivables, financial assets at fair value through profit or loss and bank and cash.

Available-for-sale investments

The Group classifies the following investments as available-for-sale based on the purpose for acquiring the investments as well as ongoing intentions: (1) highly liquid, interest-bearing investments with maturities at acquisition of less than 3 months, which are classified in the balance sheet as current available-for-sale investments, cash equivalents, (2) similar types of investments as in category (1), but with maturities at acquisition of longer than 3 months, classified in the balance sheet as current available-for-sale investments, liquid assets, (3) investments in technology related publicly quoted equity shares, or unlisted private equity shares and unlisted funds, classified in the balance sheet as non-current available-for-sale investments.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Current fixed income and money-market investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the balance sheet date. Investments in publicly quoted equity shares are measured at fair value using exchange quoted bid prices. Other available-for-sale investments carried at fair value include holdings in unlisted shares. Fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, (3) analysis of market prospects and operating performance of the target companies taking into consideration the public market of comparable companies in similar industry sectors. The remaining available-for-sale investments are carried at cost less impairment, which are technology related investments in private equity shares and unlisted funds for which the fair value cannot be measured reliably due to non-existence of public markets or reliable valuation methods against which to value these assets. The investment and disposal decisions on these investments are business driven.

All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The fair value changes of available-for-sale investments are recognized in fair value and other reserves as part of shareholders’ equity, with the exception of interest calculated using effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit and loss. Dividends on available-for-sale equity instruments are recognized in profit and loss when the Group’s right to receive payment is established. When the investment is disposed of, the related accumulated fair value changes are released from shareholders’ equity and recognized in the income statement. The weighted average method is used when determining the cost-basis of publicly listed equities being disposed of. FIFO (First-in First-out) method is used to determine the cost basis of fixed income securities being disposed of. An impairment is recorded when the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired including but not limited to counterparty default and other factors causing a reduction in value that can be considered permanent. The cumulative net loss relating to that investment is removed from equity and recognized in the income statement for the period. If, in a subsequent period, the fair value of the investment in a non-equity instrument increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the income statement.

Investments at fair value through profit and loss, liquid assets

The investments at fair value through profit and loss, liquid assets include highly liquid financial assets designated at fair value through profit or loss at inception. For investments designated as at fair value through profit or loss, the following criteria must be met: (1) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on a different basis; or (2) the assets are part of a group of financial assets, which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.

These investments are initially recorded at fair value. Subsequent to initial recognition, these investments are remeasured at fair value. Fair value adjustments and realized gain and loss are recognized in the income statement.

Loans receivable

Loans receivable include loans to customers and suppliers and are initially measured at fair value and subsequently at amortized cost using the effective interest method less impairment. Loans are subject

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

to regular and thorough review as to their collectability and as to available collateral; in the event that any loan is deemed not fully recoverable, a provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans receivable is recognized by applying the effective interest rate. The long term portion of loans receivable is included on the statement of financial position under long-term loans receivable and the current portion under current portion of long-term loans receivable.

Bank and cash

Bank and cash consist of cash at bank and in hand.

Accounts receivable

Accounts receivable are carried at the original amount due from customers, which is considered to be fair value, less allowances for doubtful accounts based on a periodic review of all outstanding amounts including an analysis of historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Bad debts are written off when identified as uncollectible, and are included within other operating expenses.

Financial liabilities

Loans payable

Loans payable are recognized initially at fair value, net of transaction costs incurred. Any difference between the fair value and the proceeds received is recognized in profit and loss at initial recognition. In the subsequent periods, they are stated at amortized cost using the effective interest method. The long term portion of loans payable is included on the statement of financial position under long-term interest-bearing liabilities and the current portion under current portion of long-term loans.

Accounts payable

Accounts payable are carried at the original invoiced amount, which is considered to be fair value due to the short-term nature.

Derivative financial instruments

All derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting or not. Generally the cash flows of a hedge are classified as cash flows from operating activities in the consolidated statement of cash flows as the underlying hedged items relate to company’s operating activities. When a derivative contract is accounted for as a hedge of an identifiable position relating to financing or investing activities, the cash flows of the contract are classified in the same manner as the cash flows of the position being hedged.

Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss

Fair values of forward rate agreements, interest rate options, futures contracts and exchange traded options are calculated based on quoted market rates at each balance sheet date. Discounted cash flow analyses are used to value interest rate and currency swaps. Changes in the fair value of these contracts are recognized in the income statement.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Fair values of cash settled equity derivatives are calculated based on quoted market rates at each balance sheet date. Changes in fair value are recognized in the income statement.

Forward foreign exchange contracts are valued at the market forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract forward rate. Currency options are valued at each balance sheet date by using the Garman & Kohlhagen option valuation model. Changes in the fair value on these instruments are recognized in the income statement.

For the derivatives not designated under hedge accounting but hedging identifiable exposures such as anticipated foreign currency denominated sales and purchases, the gains and losses are recognized within other operating income or expenses. The gains and losses on all other hedges not designated under hedge accounting are recognized under financial income and expenses.

Embedded derivatives are identified and monitored by the Group and fair valued as at each balance sheet date. In assessing the fair value of embedded derivatives, the Group employs a variety of methods including option pricing models and discounted cash flow analysis using assumptions that are based on market conditions existing at each balance sheet date. The fair value changes are recognized in the income statement.

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

Accumulated fair value changes from qualifying hedges are released from shareholders’ equity into the income statement as adjustments to sales and cost of sales, in the period when the hedged cash flow affects the income statement. If the hedged cash flow is no longer expected to take place, all deferred gains or losses are released immediately into the profit and loss account as adjustments to sales and cost of sales. If the hedged cash flow ceases to be highly probable, but is still expected to take place, accumulated gains and losses remain in equity until the hedged cash flow affects the income statement.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value changes of derivative instruments that directly relate to normal business operations are recognized within other operating income and expenses. The fair value changes from all other derivative instruments are recognized in financial income and expenses.

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

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account within financial income and expenses. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders’ equity. Changes in the time value are at all times recognized directly in the profit and loss account as financial income and expenses. In all cases the ineffective portion is recognized immediately in the income statement as financial income and expenses.

Cash flow hedges: Hedging of cash flow variability on variable rate liabilities

The Group applies cash flow hedge accounting for hedging cash flow variability on variable rate liabilities. The effective portion of the gain or loss relating to interest rate swaps hedging variable rate borrowings is deferred in shareholders’ equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement as financial income and expenses.

Fair value hedges

The Group applies fair value hedge accounting with the objective to reduce the exposure to fluctuations in the fair value of interest-bearing liabilities due to changes in interest rates and foreign exchange rates. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged liabilities attributable to the hedged risk, are recorded in the income statement within financial income and expenses.

If a hedge no longer meets the criteria for hedge accounting, hedge accounting ceases and any fair value adjustments made to the carrying amount of the hedged item during the periods the hedge was effective are amortized to profit or loss based on the effective interest method.

Hedges of net investments in foreign operations

The Group also applies hedge accounting for its foreign currency hedging on net investments.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account within financial income and expenses. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders’ equity. Changes in the time value are at all times recognized directly in the profit and loss account as financial income and expenses. If a foreign currency denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders’ equity. In all cases the ineffective portion is recognized immediately in the income statement as financial income and expenses.

Accumulated fair value changes from qualifying hedges are released from shareholders’ equity into the income statement only if the legal entity in the given country is sold, liquidated, repays its share capital or is abandoned.

Income taxes

The tax expense comprises current tax and deferred tax. Current taxes are based on the results of the Group companies and are calculated according to local tax rules. Taxes are recognized in the income statement, except to the extent that it relates to items recognized in the other comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity, respectively.

Deferred tax assets and liabilities are determined, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses or deductible temporary differences can be utilized. When circumstances indicate it is no longer probable that deferred tax assets will be utilized they are assessed for realizability and adjusted as necessary. Deferred tax liabilities are recognized for temporary differences that arise between the fair value and tax base of identifiable net assets acquired in business combinations. Deferred tax assets and deferred tax liabilities are offset for presentation purposes when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

Intellectual property rights (IPR) provisions

The Group provides for the estimated future settlements related to asserted and unasserted past alleged IPR infringements based on the probable outcome of potential infringement.

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

Share-based compensation

The Group offers three types of global equity settled share-based compensation schemes for employees: stock options, performance shares and restricted shares. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. On a regular basis, the Group reviews the assumptions made and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Share-based compensation is recognized as an expense in the income statement over the service period. A separate vesting period is defined for each quarterly lot of the stock options plans. When stock options are exercised, the proceeds received net of any transaction costs are credited to share issue premium and the reserve for invested non-restricted equity.

Treasury shares

The Group recognizes acquired treasury shares as a deduction from equity at their acquisition cost. When cancelled, the acquisition cost of treasury shares is recognized in retained earnings.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Use of estimates and critical accounting judgements

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

Revenue recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Sales may materially change if management’s assessment of such criteria was determined to be inaccurate. The Group enters into transactions involving multiple components consisting of any combination of hardware, services and software. The consideration received from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. Determination of the fair value for each component requires the use of estimates and judgment taking into consideration factors such as the price when the component is sold separately by the Group or the price when a similar component is sold separately by the Group or a third party, which may have a significant impact on the timing and amount of revenue recognition.

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

Customer financing

The Group has provided a limited number of customer financing arrangements and agreed extended payment terms with selected customers. Should the actual financial position of the customers or general economic conditions differ from assumptions, the ultimate collectability of such financings and trade credits may be required to be re-assessed, which could result in a write-off of these balances and thus negatively impact profits in future periods. The Group endeavors to mitigate this risk through the transfer of its rights to the cash collected from these arrangements to third party financial institutions on a non-recourse basis in exchange for an upfront cash payment.

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

Provision for intellectual property rights, or IPR, infringements

The Group provides for the estimated future settlements related to asserted and unasserted past alleged IPR infringements based on the probable outcome of potential infringement. IPR infringement claims can last for varying periods of time, resulting in irregular movements in the IPR infringement provision. The ultimate outcome or actual cost of settling an individual infringement may materially vary from estimates.

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

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various valuation assumptions requiring management judgment. Actual results may differ from the forecasted amounts and the difference could be material. See also Note 8.

Assessment of the recoverability of long-lived assets, intangible assets and goodwill

The recoverable amounts for long-lived assets, intangible assets and goodwill have been determined based on the expected future cash flows attributable to the asset or cash-generating unit discounted to present value. The key assumptions applied in the determination of recoverable amount include the discount rate, length of the explicit forecast period and estimated growth rates, profit margins and level of operational and capital investment. Amounts estimated could differ materially from what will actually occur in the future. See also Note 7.

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

Income taxes

Management judgment is required in determining income tax expense, tax provisions, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. When circumstances indicate it is no longer probable that deferred tax assets will be utilized they are assessed for realizability and adjusted as necessary. If the final outcome of these matters differs from the amounts initially recorded, differences may impact the income tax expense in the period in which such determination is made.

Pensions

The determination of pension benefit obligation and expense for defined benefit pension plans is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of plan assets is invested in equity securities which are subject to equity market volatility. Changes in assumptions and actuarial conditions may materially affect the pension obligation and future expense. See also Note 5.

Share-based compensation

The Group operates various types of equity settled share-based compensation schemes for employees. Fair value of stock options is based on certain assumptions, including, among others, expected

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

volatility and expected life of the options. Non-market vesting conditions attached to performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of net sales and earnings per share. Significant differences in equity market performance, employee option activity and the Group’s projected and actual net sales and earnings per share performance, may materially affect future expense. See also Note 23.

New accounting pronouncements under IFRS

The Group will adopt the following new and revised standards, amendments and interpretations to existing standards issued by the IASB that are expected to be relevant to its operations:

IFRS 3 (revised) Business Combinations replaces IFRS 3 (as issued in 2004). The main changes brought by IFRS 3 (revised) include clarification of the definition of a business, immediate recognition of all acquisition-related costs in profit or loss, recognition of subsequent changes in the fair value of contingent consideration in accordance with other IFRSs and measurement of goodwill arising from step acquisitions at the acquisition date.

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

IFRS 9 will change the classification, measurement and impairment of financial instruments based on our objectives for the related contractual cash flows.

Amendments to IFRS 2 and IFRIC 11 clarify that an entity that receives goods or services in a share-based payment arrangement should account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

Amendment to IAS 32 requires that if rights issues offered are issued pro rata to entity’s all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated.

Amendments to IFRIC 14 and IAS 19 address the circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset.

IFRIC 19 clarifies the requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s equity instruments to settle the financial liability fully or partially. The entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability and the issued instruments should be measured at their fair value.

In addition, there a number of other amendments that form part of the IASB’s annual improvement project which will be adopted by the Group on January 1, 2010.

The Group will adopt IFRS 3 (revised), IAS 27 (revised) and the amendments to IFRS 2 and IFRIC 11, IFRIC 14 and IAS 19 and IAS 32 as well as the additional amendments that form part of the IASB’s annual improvement project on January 1, 2010. IFRIC 19 will be adopted on January 1, 2011. The

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Group does not expect that the adoption of these new standards, interpretations and amendments will have a material impact on the financial condition and results of operations.

The Group is required to adopt IFRS 9 by January 1, 2013 with earlier adoption permitted. The Group is currently evaluating the potential impact of this standard on the Group’s accounts.

2.	Segment information

Nokia is organized on a worldwide basis into three operating and reportable segments: Devices & Services, NAVTEQ, and Nokia Siemens Networks. Nokia’s reportable segments represent the strategic business units that offer different products and services for which monthly financial information is provided to the chief operating decision maker.

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

Devices & Services is responsible for developing and managing our portfolio of mobile devices, services and their combinations as well as designing and developing services, applications and content. Devices & Services also manages our supply chains, sales channels, brand and marketing activities, and explores corporate strategic and future growth opportunities for Nokia.

NAVTEQ is a leading provider of comprehensive digital map information and related location-based content and services for automotive navigation systems and mobile navigation devices, Internet-based mapping applications, and government and business solutions.

Nokia Siemens Networks provides mobile and fixed network solutions and related services to operators and service providers.

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

No single customer represents 10% or more of Group revenues.

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

					Corporate
					Common
			Nokia	Total	Functions and
	Devices &		Siemens	reportable	Corporate
2009	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	27 841	579	12 564	40 984	—		40 984
Net sales to other segments	12	91	10	113	—	(113)	—
Depreciation and amortization	432	488	860	1 780	4		1 784
Impairment	56	—	919	975	34		1 009
Operating profit / (loss)(1)	3 314	(344)	(1 639)	1 331	(134)		1 197
Share of results of associated companies	—	—	32	32	(2)		30
Balance Sheet Information
Capital expenditures(2)	232	21	278	531	—		531
Segment assets(3)	9 203	6 145	11 015	26 363	12 479	(3 104)	35 738
of which:
Investments in associated companies	—	5	26	31	38		69
Segment liabilities(5)	8 268	2 330	7 927	18 525	5 568	(3 104)	20 989

					Corporate
					Common
			Nokia	Total	Functions and
	Devices &		Siemens	reportable	Corporate
2008	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	35 084	318	15 308	50 710	—		50 710
Net sales to other segments	15	43	1	59	—	(59)	—
Depreciation and amortization	484	238	889	1 611	6		1 617
Impairment	58	—	47	105	33		138
Operating profit / (loss)	5 816	(153)	(301)	5 362	(396)		4 966
Share of results of associated companies	—	—	(13)	(13)	19		6
Balance Sheet Information
Capital expenditures(2)	578	18	292	888	1		889
Segment assets(3)	10 300	7 177	15 652	33 129	9 641	(3 188)	39 582
of which:
Investments in associated companies	—	4	62	66	30		96
Segment liabilities(5)
	8 425	2 726	10 503	21 654	4 606	(3 188)	23 072

					Corporate
					Common
					Functions
			Nokia	Total	and
	Devices &		Siemens	reportable	Corporate
2007	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	37 682	—	13 376	51 058	—		51 058
Net sales to other segments	23	—	17	40	41	(81)	—
Depreciation and amortization	489	—	714	1 203	3		1 206
Impairment and customer finance charges	—	—	27	27	36		63
Operating profit / (loss)(1)	7 584	—	(1 308)	6 276	1 709		7 985
Share of results of associated companies	—	—	4	4	40		44

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

(1)	Nokia Siemens Networks operating loss in 2009 includes a goodwill impairment loss of EUR 908 million. Corporate Common Functions operating profit in 2007 includes a non-taxable gain of EUR 1 879 million related to the formation of Nokia Siemens Networks.

(2)	Including goodwill and capitalized development costs, capital expenditures in 2009 amount to EUR 590 million (EUR 5 502 million in 2008). The goodwill and capitalized development costs consist of EUR 7 million in 2009 (EUR 752 million in 2008) for Devices & Services, EUR 22 million in 2009 (EUR 3 673 million in 2008) for NAVTEQ, EUR 30 million in 2009 (EUR 188 million in 2008) for Nokia Siemens Networks, and EUR 0 million in 2009 (EUR 0 million in 2008) for Corporate Common Functions.

(3)	Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes for Devices & Services and Corporate Common Functions. In addition, NAVTEQ’s and Nokia Siemens Networks’ assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income. These are directly attributable to NAVTEQ and Nokia Siemens Networks as they are separate legal entities.

(4)	Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income for Devices & Services and Corporate Common Functions.

(5)	Comprises accounts payable, accrued expenses and provisions except those related to interest and taxes for Devices & Services and Corporate Common Functions. In addition, NAVTEQ’s and Nokia Siemens Networks’ liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income and accrued expenses and provisions. These are directly attributable to NAVTEQ and Nokia Siemens Networks as they are separate legal entities.

(6)	Unallocated liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions related to Devices & Services and Corporate Common Functions.

Net sales to external customers by geographic area by location of customer	2009	2008	2007
	EURm	EURm	EURm

Finland	390	362	322
China	5 990	5 916	5 898
India	2 809	3 719	3 684
UK	1 916	2 382	2 574
Germany	1 733	2 294	2 641
USA	1 731	1 907	2 124
Russia	1 528	2 083	2 012
Indonesia	1 458	2 046	1 754
Other	23 429	30 001	30 049

Total	40 984	50 710	51 058

Notes to the Consolidated Financial Statements (Continued)

2.	Segment information (Continued)

Segment non-current assets by geographic area(7)	2009	2008
	EURm	EURm

Finland	1 698	1 154
China	358	434
India	180	154
UK	228	668
Germany	243	306
USA	5 859	7 037
Other	1 377	2 751

Total	9 943	12 504

(7)	Comprises intangible and tangible assets and property, plant and equipment.

3.	Percentage of completion

Contract sales recognized under percentage of completion accounting were EUR 6 868 million in 2009 (EUR 9 220 million in 2008 and EUR 8 329 million in 2007). Services revenue for managed services and network maintenance contracts were EUR 2 607 million in 2009 (EUR 2 530 million in 2008 and EUR 1 842 million in 2007).

Included in accrued expenses were advances received related to construction contracts of EUR 126 million at December 31, 2009 (EUR 261 million in 2008). Included in accounts receivable were contract revenues recorded prior to billings of EUR 1 396 million at December 31, 2009 (EUR 1 423 million in 2008) and billings in excess of costs incurred of EUR 451 million at December 31, 2009 (EUR 677 million in 2008).

The aggregate amount of costs incurred and recognized profits (net of recognized losses) under open construction contracts in progress since inception (for contracts acquired inception refers to April 1, 2007) was EUR 15 351 million in 2009 (EUR 11 707 million in 2008).

Retentions related to construction contracts, included in accounts receivable, were EUR 265 million at December 31, 2009 (EUR 211 million at December 31, 2008).

4.	Personnel expenses

	2009	2008	2007
	EURm	EURm	EURm

Wages and salaries	5 658	5 615	4 664
Share-based compensation expense, total	13	67	236
Pension expenses, net	427	478	420
Other social expenses	649	754	618

Personnel expenses as per profit and loss account	6 747	6 914	5 938

Share-based compensation expense includes pension and other social costs of EUR -3 million in 2009 (EUR -7 million in 2008 and EUR 8 million in 2007) based upon the related employee benefit charge recognized during the year.

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 377 million in 2009 (EUR 394 million in 2008 and EUR 289 million in 2007). Expenses related to defined benefit plans comprise the remainder.

Notes to the Consolidated Financial Statements (Continued)

4.	Personnel expenses (Continued)

	2009	2008	2007

Average personnel
Devices & Services	56 462	57 443	49 887
NAVTEQ	4 282	3 969	—
Nokia Siemens Networks	62 129	59 965	50 336
Group Common Functions	298	346	311

Nokia Group	123 171	121 723	100 534

5.	Pensions

The Group operates a number of post-employment plans in various countries. These plans include both defined contribution and defined benefit schemes.

The Group’s most significant defined benefit pension plans are in Germany and in the UK. The majority of active employees in Germany participate in a pension scheme which is designed according to the Beitragsorientierte Siemens Altersversorgung (“BSAV”). The funding vehicle for the BSAV is the NSN Pension Trust. In Germany, individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service.

The majority of active employees in Nokia UK participate in a pension scheme which is designed according to the Scheme Trust Deeds and Rules and is compliant with the Guidelines of the UK Pension Regulator. The funding vehicle for the pension scheme is Nokia Group (UK) Pension Scheme Ltd which is run on a Trust basis. In the UK, individual benefits are generally dependent on eligible compensation levels and years of service for the defined benefit section of the scheme and on individual investment choices for the defined contribution section of the scheme.

In prior years, the Group had a significant pension plan in Finland. Prior to March 1, 2008, the reserved benefits portion of the Finnish state Employees’ Pension Act (“TyEL”) system, that was pre-funded through a trustee-administered Nokia Pension Foundation, was accounted for as a defined benefit plan. As of March 1, 2008 the Finnish statutory pension liability and plan related assets of Nokia and Nokia Siemens Networks were transferred to two pension insurance companies. The transfer did not affect the number of employees covered by the plan nor did it affect the current employees’ entitlement to pension benefits.

At the transfer date, the Group has not retained any direct or indirect obligation to pay employee benefits relating to employee service in current, prior or future periods. Thus, the Group has treated the transfer of the Finnish statutory pension liability and plan assets as a settlement of the Group’s TyEL defined benefit plan. From the date of transfer onwards, the Group has accounted for the TyEL plan as a defined contribution plan. The transfer resulted in EUR 152 million loss consisting of a EUR 217 million loss impacting Common Group Functions and a EUR 65 million gain impacting Nokia Siemens Networks operating profit. These are included in the other operating income and expense, see Note 6. Subsequent to the transfer of the Finnish statutory pension liability and plan assets, the Group retains only certain immaterial voluntary defined benefit pension liabilities in Finland.

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that are recognized in the Group’s consolidated statement of financial position at December 31:

	2009	2008
	EURm	EURm

Present value of defined benefit obligations at beginning of year	(1 205)	(2 266)
Foreign exchange	5	56
Current service cost	(55)	(79)
Interest cost	(69)	(78)
Plan participants’ contributions	(12)	(10)
Past service cost	—	(2)
Actuarial gain (loss)	(139)	105
Acquisitions	2	(2)
Curtailment	—	10
Settlements	2	1 025
Benefits paid	60	36

Present value of defined benefit obligations at end of year	(1 411)	(1 205)

Plan assets at fair value at beginning of year	1 197	2 174
Foreign exchange	(7)	(58)
Expected return on plan assets	70	71
Actuarial gain (loss) on plan assets	56	(39)
Employer contribution	49	141
Plan participants’ contributions	12	10
Benefits paid	(44)	(24)
Curtailments	—	(5)
Settlements	(2)	(1 078)
Acquisitions	(1)	5

Plan assets at fair value at end of year	1 330	1 197

Surplus/(Deficit)	(81)	(8)
Unrecognized net actuarial (gains) losses	(21)	(113)
Unrecognized past service cost	1	1
Amount not recognized as an asset in the balance sheet because of limit in IAS 19 paragraph 58(b)	(5)	—

Prepaid/(Accrued) pension cost in statement of financial position	(106)	(120)

Present value of obligations include EUR 822 million (EUR 707 million in 2008) of wholly funded obligations, EUR 516 million of partly funded obligations (EUR 416 million in 2008) and EUR 73 million (EUR 82 million in 2008) of unfunded obligations.

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The amounts recognized in the income statement are as follows:

	2009	2008	2007
	EURm	EURm	EURm

Current service cost	55	79	125
Interest cost	69	78	104
Expected return on plan assets	(70)	(71)	(95)
Net actuarial (gains) losses recognized in year	(9)	—	10
Impact of paragraph 58(b) limitation	5	—	—
Past service cost (gain) loss	—	2	—
Curtailment	—	(12)	(1)
Settlement	—	152	(12)

Total, included in personnel expenses	50	228	131

Movements in prepaid (accrued) pension costs recognized in the statement of financial position are as follows:

	2009	2008
	EURm	EURm

Prepaid (accrued) pension costs at beginning of year	(120)	(36)
Net income (expense) recognized in the profit and loss account	(50)	(228)
Contributions paid	49	141
Benefits paid	16	12
Acquisitions	1	3
Foreign exchange	(2)	(12)

Prepaid (accrued) pension costs at end of year*	(106)	(120)

*	included within prepaid expenses and accrued income / accrued expenses

The prepaid pension cost above is made up of a prepayment of EUR 68 million (EUR 55 million in 2008) and an accrual of EUR 174 million (EUR 175 million in 2008).

	2009	2008	2007	2006	2005
	EURm	EURm	EURm	EURm	EURm

Present value of defined benefit obligation	(1 411)	(1 205)	(2 266)	(1 577)	(1 385)
Plan assets at fair value	1 330	1 197	2 174	1 409	1 276

Surplus/(Deficit)	(81)	(8)	(92)	(168)	(109)

Experience adjustments arising on plan obligations amount to a loss of EUR 12 million in 2009 (gain of EUR 50 million in 2008, a loss of EUR 31 million in 2007 and EUR 25 million in 2006). Experience adjustments arising on plan assets amount to a gain of EUR 54 million in 2009 (a loss of EUR 22 million in 2008, EUR 3 million in 2007 and EUR 11 million in 2006).

The principal actuarial weighted average assumptions used were as follows:

	2009	2008
	%	%

Discount rate for determining present values	5.3	5.8
Expected long-term rate of return on plan assets	5.4	5.7
Annual rate of increase in future compensation levels	2.8	2.7
Pension increases	2.0	1.9

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The expected long-term rate of return on plan assets is based on the expected return multiplied with the respective percentage weight of the market-related value of plan assets. The expected return is defined on a uniform basis, reflecting long-term historical returns, current market conditions and strategic asset allocation.

The Groups’s pension plan weighted average asset allocation as a percentage of Plan Assets at December 31, 2009, and 2008, by asset category are as follows:

	2009	2008
	%	%

Asset category:
Equity securities	21	12
Debt securities	65	72
Insurance contracts	8	8
Real estate	1	1
Short-term investments	5	7

Total	100	100

The objective of the investment activities is to maximize the excess of plan assets over projected benefit obligations, within an accepted risk level, taking into account the interest rate and inflation sensitivity of the assets as well as the obligations.

The Pension Committee of the Group, consisting of the Head of Treasury, Head of HR and other HR representatives, approves both the target asset allocation as well as the deviation limit. Derivative instruments can be used to change the portfolio asset allocation and risk characteristics.

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group’s German pension fund of EUR 69 million (EUR 69 million in 2008). See Note 30.

The actual return on plan assets was EUR 126 million in 2009 (EUR 31 million in 2008).

In 2010, the Group expects to make contributions of EUR 69 million to its defined benefit pension plans.

6.	Other operating income and expenses

Other operating income for 2009 includes a gain on sale of security appliance business of EUR 68 million impacting Devices & Services operating profit and a gain on sale of real estate in Oulu, Finland, of EUR 22 million impacting Nokia Siemens Networks operating loss. In 2009, other operating expenses includes EUR 178 million of charges related to restructuring activities in Devices & Services due to measures taken to adjust the business operations and cost base according to market conditions. In conjunction with the decision to refocus its activities around specified core assets, Devices & Services recorded impairment charges totalling EUR 56 million for intangible assets arising from the acquisitions of Enpocket and Intellisync and the asset acquisition of Twango.

In 2008, other operating expenses include EUR 152 million net loss on transfer of Finnish pension liabilities, of which a gain of EUR 65 million is included in Nokia Siemens Networks’ operating profit and a loss of EUR 217 million in Corporate Common expenses. Devices & Services recorded EUR 259 million of restructuring charges and EUR 81 million of impairment and other charges related to closure of the Bochum site in Germany. Other operating expenses also include a charge of EUR 52 million related to other restructuring activities in Devices & Services and EUR 49 million charges related to restructuring and other costs in Nokia Siemens Networks.

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

operating profit and EUR 53 million in Nokia Siemens Networks’ operating profit. In addition, a gain on business transfer EUR 53 million impacted Common functions’ operating profit. In 2007, other operating expenses includes EUR 58 million in charges related to restructuring costs in Nokia Siemens Networks. Devices & Services recorded a charge of EUR 17 million for personnel expenses and other costs as a result of more focused R&D. Devices & Services also recorded restructuring costs of EUR 35 million primarily related to restructuring of a subsidiary company.

In all three years presented, “Other operating income and expenses” include the costs of hedging highly probable forecasted sales and purchases (forward points of cash flow hedges). As from 2009, on the same line are included also the fair value changes of derivatives hedging identifiable and probable forecasted cash flows.

7.	Impairment

	2009	2008	2007
	EURm	EURm	EURm

Capitalized development costs	—	—	27
Goodwill	908	—	—
Other intangible assets	56	—	—
Property, plant and equipment	1	77	—
Inventories	—	13	—
Investments in associated companies	19	8	7
Available-for-sale investments	25	43	29
Other non-current assets	—	8	—

Total, net	1 009	149	63

Capitalized development costs

In 2009 and 2008, the Group did not recognize any impairment charge on capitalized development costs. During 2007, Nokia Siemens Networks recorded an impairment charge on capitalized development costs of EUR 27 million. The impairment loss was determined as the full carrying amount of the capitalized development programs costs related to products that will not be included in future product portfolios. This impairment amount is included within research and development expenses in the consolidated income statement.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the synergies of the business combination in which the goodwill arose. The Group has allocated goodwill to three cash-generating units, which correspond to the Group’s operating and reportable segments: Devices & Services CGU, Nokia Siemens Networks CGU and NAVTEQ CGU.

The recoverable amounts for the Devices & Services CGU and the NAVTEQ CGU are based on value in use calculations. The cash flow projections employed in the value in use calculation are based on financial plans approved by management. These projections are consistent with external sources of information, wherever available. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate that does not exceed the long-term average growth rates for the industry and economies in which the CGU operates.

Notes to the Consolidated Financial Statements (Continued)

7.	Impairment (Continued)

The recoverable amount for the Nokia Siemens Networks CGU is based on fair value less costs to sell. A discounted cash flow calculation was used to estimate the fair value less costs to sell of the Nokia Siemens Networks CGU. The cash flow projections employed in the discounted cash flow calculation have been determined by management based on the best information available to reflect the amount that an entity could obtain from the disposal of the Nokia Siemens Networks CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

During 2009, the conditions in the world economy have shown signs of improvement as countries have begun to emerge from the global economic downturn. However, significant uncertainty exists regarding the speed, timing and resiliency of the global economic recovery and this uncertainty is reflected in the impairment testing for each of the Group’s CGUs.

Goodwill amounting to EUR 1 227 million was allocated to the Devices & Services CGU. The impairment testing has been carried out based on management’s expectation of stable market share and normalized profit margins in the medium to long term. The goodwill impairment testing conducted for the Devices & Services CGU for the year ended December 31, 2009 did not result in any impairment charges.

In the third quarter of 2009, the Group recorded an impairment loss of EUR 908 million to reduce the carrying amount of the Nokia Siemens Networks CGU to its recoverable amount. The impairment loss was allocated in its entirety to the carrying amount of goodwill arising from the formation of Nokia Siemens Networks and from subsequent acquisitions completed by Nokia Siemens Networks. This impairment loss is presented as impairment of goodwill in the consolidated income statement. As a result of the impairment loss, the amount of goodwill allocated to the Nokia Siemens Networks CGU has been reduced to zero.

The recoverability of the Nokia Siemens Networks CGU has declined as a result of a decline in forecasted profits and cash flows. The Group evaluated the historical and projected financial performance of the Nokia Siemens Networks CGU taking into consideration the challenging competitive factors and market conditions in the infrastructure and related services business. As a result of this evaluation, the Group lowered its net sales and gross margin projections for the Nokia Siemens Networks CGU. This reduction in the projected scale of the business had a negative impact on the projected profits and cash flows of the Nokia Siemens Networks CGU.

Goodwill amounting to EUR 3 944 million has been allocated to the NAVTEQ CGU. The impairment testing has been carried out based on management’s assessment of the financial performance and future strategies of the NAVTEQ CGU in light of current and expected market and economic conditions. The goodwill impairment testing conducted for the NAVTEQ CGU for the year ended December 31, 2009 did not result in any impairment charges. The recoverable amount of the NAVTEQ CGU is between 5-10% higher than its carrying amount. The Group has concluded that a reasonably possible change of 1% in the valuation assumptions for long-term growth rate or discount rate would give rise to an impairment loss.

The key assumptions applied in the impairment testing analysis for each CGU are presented in the table below:

	Cash-generating unit
	Devices &	Nokia Siemens
	Services	Networks	NAVTEQ
	%	%	%

Terminal growth rate	2.00	1.00	5.00
Post-tax discount rate	8.86	9.95	10.00
Pre-tax discount rate	11.46	13.24	12.60

Notes to the Consolidated Financial Statements (Continued)

7.	Impairment (Continued)

The Group has applied consistent valuation methodologies for each of the Group’s CGUs for the years ended December 31, 2009, 2008 and 2007. The discount rates applied in the impairment testing for each CGU have been determined independently of capital structure reflecting current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Overall, the discount rates applied in the 2009 impairment testing have decreased in line with declining interest rates and narrowing credit spreads.

The goodwill impairment testing conducted for each of the Group’s CGUs for the years ended December 31, 2008 and 2007 did not result in any impairment charges.

Other intangible assets

In conjunction with the Group’s decision to refocus its activities around specified core assets, the Group recorded impairment charges in 2009 totalling EUR 56 million for intangible assets arising from the acquisitions of Enpocket and Intellisync and the asset acquisition of Twango. The impairment charge was recognised in other operating expense and is included in the Devices & Services segment. In connection with the decline in the Group’s profit and cash flow projections of the Nokia Siemens Networks CGU, the Group conducted an assessment of the carrying amount of the identifiable intangible assets arising from the formation of Nokia Siemens Networks concluding that such carrying amount was recoverable.

Property, plant and equipment and inventories

In 2008, resulting from the Group’s decision to discontinue the production of mobile devices in Germany, an impairment loss was recognised amounting to MEUR 55. The impairment loss related to the closure and sale of production facilities at Bochum, Germany and is included in the Devices & Services segment.

In 2008, Nokia Siemens Networks recognised an impairment loss amounting to EUR 35 million relating to the sale of its manufacturing site in Durach, Germany. The impairment loss was determined as the excess of the book value of transferring assets over the fair value less costs to sell for the transferring assets. The impairment loss was allocated to property, plant and equipment and inventories.

Investments in associated companies

After application of the equity method, including recognition of the associate’s losses, the Group determined that recognition of an impairment loss of EUR 19 million in 2009 (EUR 8 million in 2008, EUR 7 million in 2007) was necessary to adjust the Group’s net investment in the associate to its recoverable amount.

Available-for-sale investments

The Group’s investment in certain equity securities held as non-current available-for-sale suffered a permanent decline in fair value resulting in an impairment charge of EUR 25 million in 2009 (EUR 43 million in 2008, EUR 29 million in 2007).

8.	Acquisitions

Acquisitions completed in 2009

During 2009, the Group completed five acquisitions that did not have a material impact on the consolidated financial statements. The purchase consideration paid and the total goodwill arising

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

from these acquisitions amounted to EUR 29 million and EUR 32 million, respectively. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies.

•	Plum Ventures, Inc, based in Boston, USA, develops and operates a cloud-based social media sharing and messaging service for private groups. The Group acquired certain assets of Plum on September 11, 2009.

•	Dopplr Oy, based in Helsinki, Finland, provides a Social Atlas that enables members to share travel plans and preferences privately with their networks. The Group acquired a 100% ownership interest in Dopplr on September 28, 2009.

•	Huano Technology Co., Ltd, based in Changsha, China, is an infrastructure service provider with Nokia Siemens Networks as its primary customer. Nokia Siemens Networks increased its ownership interest in Huano from 49% to 100% on July 22, 2009.

•	T-Systems Traffic GmbH is a leading German provider of dynamic mobility services delivering near real-time data about traffic flow and road conditions. NAVTEQ acquired a 100% ownership interest in T-Systems Traffic on January 2, 2009.

•	Acuity Mobile, based in Greenbelt, USA, is a leading provider of mobile marketing content delivery solutions. NAVTEQ acquired a 100% ownership interest in Acuity Mobile on September 11, 2009.

Acquisitions completed in 2008

NAVTEQ

On July 10, 2008, the Group completed its acquisition of all of the outstanding common stock of NAVTEQ. Based in Chicago, NAVTEQ is a leading provider of comprehensive digital map information for automotive systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. The Group will use NAVTEQ’s industry leading maps data to add context—time, place, people—to web services optimized for mobility.

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

Symbian

On December 2, 2008, the Group completed its acquisition of 52.1% of the outstanding common stock of Symbian Ltd. As a result of this acquisition, the Group’s total ownership interest in Symbian has

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

increased from 47.9% to 100% of the outstanding common stock of Symbian. A UK-based software licensing company, Symbian developed and licensed Symbian OS, the market-leading open operating system for mobile phones. The acquisition of Symbian is a fundamental step in the establishment of the Symbian Foundation.

The Group contributed the Symbian OS and S60 software to the Symbian Foundation for the purpose of creating a unified mobile software platform with a common UI framework. The goal of the Symbian Foundation is to extend the appeal of the platform among all partners, including developers, mobile operators, content and service providers and device manufacturers. The unified platform will promote innovation and accelerate the availability of new services and experiences for consumers and business users around the world. A full platform was available for all Foundation members under a royalty-free license, from the Foundation’s first day of operations.

The acquisition of Symbian was achieved in stages through successive share purchases at various times from the formation of the company. Thus, the amount of goodwill arising from the acquisition has been determined via a step-by-step comparison of the cost of the individual investments in Symbian with the acquired interest in the fair values of Symbian’s identifiable net assets at each stage. Revaluation of the Group’s previously held interests in Symbian’s identifiable net assets is recognised as a revaluation surplus in equity. Application of the equity method has been reversed such that the carrying amount of the Group’s previously held interests in Symbian have been adjusted to cost. The Group’s share of changes in Symbian’s equity balances after each stage are included in equity.

The total cost of the acquisition was EUR 641 million consisting of cash paid of EUR 435 million, costs directly attributable to the acquisition of EUR 6 million and investments in Symbian from previous exchange transactions of EUR 200 million.

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Carrying Amount	Fair Value
	EURm	EURm

Goodwill	—	470
Intangible assets subject to amortization:
Developed technology	5	41
Customer relationships	—	11
License to use trade name and trademark	—	3

	5	55
Property, plant & equipment	33	31
Deferred tax assets	7	19

Non-current assets	45	105

Accounts receivable	20	20
Prepaid expenses and accrued income	43	43
Bank and cash	147	147

Current Assets	210	210

Total assets acquired	255	785
Deferred tax liabilities	—	17
Financial liabilities	—	20
Accounts payable	5	5
Accrued expenses	48	53

Total liabilities assumed	53	95

Net assets acquired	202	690

Revaluation of previously held interests in Symbian		22
Nokia share of changes in Symbian’s equity after each stage of the acquisition		27

Cost of the business combination		641

The goodwill of EUR 470 million has been allocated to the Devices & Services segment. The goodwill is attributable to assembled workforce and the significant benefits that the Group expects to realise from the Symbian Foundation. None of the goodwill acquired is expected to be deductible for income tax purposes.

The contribution of the Symbian OS and S60 software to the Symbian Foundation has been accounted for as a retirement. Thus, the Group has recognised a loss on retirement of EUR 165 million consisting of EUR 55 million book value of Symbian identifiable intangible assets and EUR 110 million book value of capitalised S60 development costs.

For NAVTEQ and Symbian, the Group has included net losses of EUR 155 million and EUR 52 million, respectively, in the consolidated profit and loss. The following table depicts pro forma net sales and operating profit of the combined entity as though the acquisition of NAVTEQ and Symbian had occurred on 1 January 2008:

Pro forma (unaudited)	2008
EURm

Net sales	51 063
Net profit	4 080

Notes to the Consolidated Financial Statements (Continued)

8.	Acquisitions (Continued)

During 2008, the Group completed five additional acquisitions. The total purchase consideration paid and the total goodwill arising from these acquisitions amounted to EUR 514 million and EUR 339 million, respectively. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies.

•	Trolltech ASA, based in Oslo, Norway, is a recognised software provider with world-class software development platforms and frameworks. The Group acquired a 100% ownership interest in Trolltech ASA on 6 June 2008.

•	Oz Communications Inc., headquartered in Monteal, Canada, is a leading consumer mobile messaging solution provider delivering access to popular instant messaging and email services on consumer mobile devices. The Group acquired a 100% ownership interest in Oz Communications Inc. on 4 November 2008.

•	Atrica, based in Santa Clara, USA, is one of the leading providers of Carrier Ethernet solutions for Metropolitan Area Networks. Nokia Siemens Networks acquired a 100% ownership interest in Atrica on 7 January 2008.

•	Apertio Ltd, based in Bristol, England is the leading independent provider of subscriber-centric networks for mobile, fixed and converged telecommunications operators. Nokia Siemens Networks acquired a 100% ownership interest in Apertio Ltd on 11 February 2008.

•	On 1 January 2008, Nokia Siemens Networks assumed control of Vivento Technical Services from Deutsche Telekom.

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

The transfer of Nokia’s networks business was treated as a partial sale to the minority shareholders of Nokia Siemens Networks. Accordingly, the Group recognised a non-taxable gain on the partial sale amounting to EUR 1 879 million. The gain was determined as the Group’s ownership interest relinquished for the difference between the fair value contributed, representing the consideration received, and book value of the net assets contributed by the Group to Nokia Siemens Networks. Upon closing of the transaction, Nokia and Siemens contributed net assets with book values amounting to EUR 1 742 million and EUR 2 385 million, respectively. The Group’s contributed networks business was valued at EUR 5 500 million. In addition, the Group incurred costs directly attributable to the acquisition of EUR 51 million.

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

•	Enpocket Inc., based in Boston, USA, a global leader in mobile advertising providing technology and services that allow brands to plan, create, execute, measure and optimise mobile advertising campaigns around the world. The Group acquired 100% ownership interest in Enpocket Inc. on October 5, 2007.

•	Avvenu Inc., based in Palo Alto, USA, provides internet services that allow anyone to use their mobile devices to securely access, use and share personal computer files. The Group acquired 100% ownership interest in Avvenu Inc. on December 5, 2007.

•	Twango, provides a comprehensive media sharing solution for organising and sharing photos, videos and other personal media. The Group acquired substantially all assets of Twango on July 25, 2007.

9.	Depreciation and amortization

	2009	2008	2007
	EURm	EURm	EURm

Depreciation and amortization by function
Cost of sales	266	297	303
Research and development(1)	909	778	523
Selling and marketing(2)	424	368	232
Administrative and general	185	174	148

Total	1 784	1 617	1 206

(1)	In 2009, depreciation and amortization allocated to research and development included amortization of acquired intangible assets of EUR 534 million (EUR 351 million in 2008 and EUR 136 million in 2007, respectively).

(2)	In 2009, depreciation and amortization allocated to selling and marketing included amortization of acquired intangible assets of EUR 401 million (EUR 343 million in 2008 and EUR 214 million in 2007, respectively).

Notes to the Consolidated Financial Statements (Continued)

10.	Financial income and expenses

	2009	2008	2007
	EURm

Dividend income on available-for-sale financial investments	3	1	—
Interest income on available-for-sale financial investments	101	357	355
Interest income on loans receivables carried at amortised cost	—	—	1
Interest expense on financial liabilities carried at amortised cost	(243)	(185)	(43)
Net realised gains (or losses) on disposal of fixed income available-for-sale financial investments	2	(4)	(17)
Net fair value gains (or losses) on investments at fair value through profit and loss	19	—	—
Interest income on investments at fair value through profit and loss	11	—	—
Net fair value gains (or losses) on hedged items under fair value hedge accounting	(4)	—	—
Net fair value gains (or losses) on hedging instruments under fair value hedge accounting	—	—	—
Other financial income	18	17	43
Other financial expenses	(29)	(31)	(24)
Net foreign exchange gains (or losses)
From foreign exchange derivatives designated at fair value through profit and loss account	(358)	432	37
From balance sheet items revaluation	230	(595)	(118)
Net gains (net losses) on other derivatives designated at fair value through profit and loss account	(15)	6	5

Total	(265)	(2)	239

During 2008, interest expense has increased significantly due to increase in interest-bearing liabilities mainly related to NAVTEQ acquisition. Foreign exchange gains (or losses) have increased due to higher cost of hedging and increased volatility on the foreign exchange market. During 2009, interest income has decreased significantly due to lower interest rates and interest expense has increased given higher long-term funding with higher cost.

11.	Income taxes

	2009	2008	2007
	EURm	EURm	EURm

Income tax
Current tax	(736)	(1 514)	(2 209)
Deferred tax	34	433	687

Total	(702)	(1 081)	(1 522)

Finland	76	(604)	(1 323)
Other countries	(778)	(477)	(199)

Total	(702)	(1 081)	(1 522)

Notes to the Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

The differences between income tax expense computed at statutory rate (in Finland 26%) and income taxes recognized in the consolidated income statement is reconciled as follows at December 31, 2009:

	2009	2008	2007
	EURm	EURm	EURm

Income tax expense at statutory rate	250	1 292	2 150
Permanent differences	(96)	(65)	61
Non-taxable gain on the formation of Nokia Siemens Networks(1)	—	—	(489)
Non tax deductible impairment of Nokia Siemens Networks’ goodwill(2)	236	—	—
Taxes for prior years	(17)	(128)	20
Taxes on foreign subsidiaries’ profits in excess of (lower than) income taxes at statutory rates	(145)	(181)	(138)
Change in losses and temporary differences with no tax effect(3)	577	—	15
Net increase (decrease) in tax contingencies(4)	(186)	2	50
Change in income tax rates	4	(22)	(114)
Deferred tax liability on undistributed earnings(5)	111	220	(37)
Other	(32)	(37)	4

Income tax expense	702	1 081	1 522

(1)	see note 8

(2)	see Note 7

(3)	In 2009 this item primarily relates to Nokia Siemens Networks’ losses and temporary differences for which no deferred tax was recognized.

(4)	see Note 26

(5)	In 2008 and 2007 the change in deferred tax liability on undistributed earnings mainly related to changes to tax rates applicable to profit distributions.

Certain of the Group companies’ income tax returns for periods ranging from 2003 through 2009 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

Notes to the Consolidated Financial Statements (Continued)

12.	Intangible assets

	2009	2008
	EURm	EURm

Capitalized development costs
Acquisition cost January 1	1 811	1 817
Additions during the period	27	131
Retirements during the period	—	(124)
Disposals during the period	(8)	(13)

Accumulated acquisition cost December 31	1 830	1 811

Accumulated amortization January 1	(1 567)	(1 439)
Retirements during the period	—	14
Disposals during the period	8	11
Amortization for the period	(128)	(153)

Accumulated amortization December 31	(1 687)	(1 567)

Net book value January 1	244	378
Net book value December 31	143	244

Notes to the Consolidated Financial Statements (Continued)

12.	Intangible assets (Continued)

	2009	2008
	EURm	EURm

Goodwill
Acquisition cost January 1	6 257	1 384
Translation differences	(207)	431
Acquisitions	32	4 482
Disposals during the period	(3)	(35)
Impairments during the period	(908)	—
Other changes	—	(5)

Accumulated acquisition cost December 31	5 171	6 257

Net book value January 1	6 257	1 384
Net book value December 31	5 171	6 257
Other intangible assets
Acquisition cost January 1	5 498	3 218
Translation differences	(142)	265
Additions during the period	50	95
Acquisitions	3	2 189
Retirements during the period	(26)	(55)
Impairments during the period	(94)	—
Disposals during the period	(2)	(214)

Accumulated acquisition cost December 31	5 287	5 498

Accumulated amortization January 1	(1 585)	(860)
Translation differences	56	(32)
Retirements during the period	17	—
Impairments during the period	38	—
Disposals during the period	2	48
Amortization for the period	(1 053)	(741)

Accumulated amortization December 31	( 2 525)	(1 585)

Net book value January 1	3 913	2 358
Net book value December 31	2 762	3 913

Notes to the Consolidated Financial Statements (Continued)

13.	Property, plant and equipment

	2009	2008
	EURm	EURm

Land and water areas
Acquisition cost January 1	60	73
Translation differences	—	(4)
Additions during the period	1	3
Impairments during the period	—	(4)
Disposals during the period	(2)	(8)

Accumulated acquisition cost December 31	59	60

Net book value January 1	60	73
Net book value December 31	59	60

Buildings and constructions
Acquisition cost January 1	1 274	1 008
Translation differences	(17)	(9)
Additions during the period	132	382
Acquisitions	—	28
Impairments during the period	—	(90)
Disposals during the period	(77)	(45)

Accumulated acquisition cost December 31	1 312	1 274

Accumulated depreciation January 1	(350)	(239)
Translation differences	3	1
Impairments during the period	—	30
Disposals during the period	42	17
Depreciation for the period	(80)	(159)

Accumulated depreciation December 31	(385)	(350)

Net book value January 1	924	769
Net book value December 31	927	924

Machinery and equipment
Acquisition cost January 1	4 183	4 012
Translation differences	(67)	10
Additions during the period	386	613
Acquisitions	1	68
Impairments during the period	(1)	(21)
Disposals during the period	(518)	(499)

Accumulated acquisition cost December 31	3 984	4 183

Accumulated depreciation January 1	(3 197)	(3 107)
Translation differences	50	(8)
Impairments during the period	—	8
Disposals during the period	489	466
Depreciation for the period	(510)	(556)

Accumulated depreciation December 31	(3 168)	(3 197)

Net book value January 1	986	905
Net book value December 31	816	986

Notes to the Consolidated Financial Statements (Continued)

13.	Property, plant and equipment (Continued)

	2009	2008
	EURm	EURm

Other tangible assets
Acquisition cost January 1	30	20
Translation differences	(2)	2
Additions during the period	19	8

Accumulated acquisition cost December 31	47	30

Accumulated depreciation January 1	(15)	(9)
Translation differences	1	—
Depreciation for the period	(13)	(6)

Accumulated depreciation December 31	(27)	(15)

Net book value January 1	15	11
Net book value December 31	20	15

	2009	2008
	EURm	EURm

Advance payments and fixed assets under construction
Net carrying amount January 1	105	154
Translation differences	(2)	—
Additions	29	67
Acquisitions	—	26
Disposals	(1)	(13)
Transfers to:
Other intangible assets	(3)	(12)
Buildings and constructions	(34)	(76)
Machinery and equipment	(36)	(41)
Other tangible assets	(13)	—

Net carrying amount December 31	45	105

Total property, plant and equipment	1 867	2 090

14.	Investments in associated companies

	2009	2008
	EURm	EURm

Net carrying amount January 1	96	325
Translation differences	(4)	(19)
Additions	30	24
Deductions(1)	(50)	(239)
Impairment	(19)	(8)
Share of results	30	6
Dividends	—	(6)
Other movements	(14)	13

Net carrying amount December 31	69	96

Notes to the Consolidated Financial Statements (Continued)

14.	Investments in associated companies (Continued)

(1)	On December 2, 2008, the Group completed its acquisition of 52.1% of the outstanding common stock of Symbian Ltd, a UK based software licensing company. As a result of this acquisition, the Group’s total ownership interest has increased from 47.9% to 100% of the outstanding common stock of Symbian. See Note 8.

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

15.	Fair value of financial instruments

	Carrying amounts
			Financial
			instruments
			at fair	Loans and	Financial
	Current	Non-current	value	receivables	liabilities
	available-for-	available-for-	through	measured at	measured at	Total
	sale financial	sale financial	profit or	amortised	amortised	carrying
At December 31, 2009	assets	assets	loss	cost	cost	amounts	Fair value
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Available-for-sale investments in publicly quoted equity shares		8				8	8
Other available-for-sale investments carried at fair value		257				257	257
Other available-for-sale investments carried at cost less impairment		258				258	258
Long-term loans receivable				46		46	40
Other non-current assets				6		6	6
Accounts receivable				7 981		7 981	7 981
Current portion of long-term loans receivable				14		14	14
Derivative assets			316			316	316
Other current financial assets				13		13	13
Fixed income and money-market investments carried at fair value	7 151	31				7 182	7 182
Investments designated at fair value through profit and loss			580			580	580

Total financial assets	7 151	554	896	8 060	—	16 661	16 655

Long-term interest-bearing liabilities					4 432	4 432	4 691
Other long-term non-interest bearing financial liabilities					2	2	2
Current portion of long-term loans payable					44	44	44
Short-term borrowings					727	727	727
Derivative liabilities			245			245	245
Accounts payable					4 950	4 950	4 950

Total financial liabilities	—	—	245	—	10 155	10 400	10 659

Notes to the Consolidated Financial Statements (Continued)

15.	Fair value of financial instruments (Continued)

	Carrying amounts
			Financial
			instruments
			at fair	Loans and	Financial
	Current	Non-current	value	receivables	liabilities
	available-for-	available-for-	through	measured at	measured at	Total
	sale financial	sale financial	profit or	amortised	amortised	carrying
At December 31, 2008	assets	assets	loss	cost	cost	amounts	Fair value
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Available-for-sale investments in publicly quoted equity shares		8				8	8
Other available-for-sale investments carried at fair value		225				225	225
Other available-for-sale investments carried at cost less impairment		241				241	241
Long-term loans receivable				27		27	24
Other non-current assets				10		10	10
Accounts receivable				9 444		9 444	9 444
Current portion of long-term loans receivable				101		101	101
Derivative assets			1 014			1 014	1 014
Other current financial assets				20		20	20
Fixed income and money-market investments carried at fair value	5 114	38				5 152	5 152

Total financial assets	5 114	512	1 014	9 602	—	16 242	16 239

Long-term interest-bearing liabilities					861	861	855
Other long term non-interest bearing financial liabilities					3	3	3
Current portion of long-term loans payable					13	13	13
Short-term borrowings					3 578	3 578	3 578
Derivative liabilities			924			924	924
Accounts payable					5 225	5 225	5 225

Total financial liabilities	—	—	924	—	9 680	10 604	10 598

The current fixed income and money market investments included available-for-sale liquid assets of EUR 2 367 million (EUR 1 272 million in 2008) and cash equivalents of EUR 4 784 million (EUR 3 842 million in 2008). See Note 33, section Financial Credit Risk, for details on fixed income and money-market investments.

For information about the valuation of items measured at fair value see Note 1.

In the tables above fair value is set to carrying amount for other available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate.

The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. Fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

The amount of change in the fair value of investments designated at fair value through profit and loss attributable to changes in the credit risk of the assets was deemed inconsequential during 2009. Fair value changes that are attributable to changes in market conditions are calculated based on relevant benchmark interest rates.

Note 16 includes the split of hedge accounted and non-hedge accounted derivatives.

Notes to the Consolidated Financial Statements (Continued)

15.	Fair value of financial instruments (Continued)

The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

			Valuation
			technique
	Instruments with	Valuation	using non-
	quoted prices in	technique using	observable
	active markets	observable data	data
At December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Total
	EURm	EURm	EURm	EURm

Fixed income and money-market investments carried at fair value	6 933	249	—	7 182
Investments at fair value through profit and loss	580	—	—	580
Available-for-sale investments in publicly quoted equity shares	8	—	—	8
Other available-for-sale investments carried at fair value	—	15	242	257
Derivative assets	—	316	—	316

Total assets	7 521	580	242	8 343

Derivative liabilities	—	245	—	245

Total liabilities	—	245	—	245

Level 1 category includes financial assets and liabilities that are measured in whole or in significant part by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis. This category includes listed bonds and other securities, listed shares and exchange traded derivatives.

Level 2 category includes financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions. These include assets and liabilities for which pricing is obtained via pricing services, but where prices have not been determined in an active market, financial assets with fair values based on broker quotes and assets that are valued using the Group’s own valuation models whereby the material assumptions are market observable. The majority of Group’s over-the-counter derivatives and several other instruments not traded in active markets fall within this category.

Level 3 category includes financial assets and liabilities measured using valuation techniques based on non market observable inputs. This means that fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. However, the fair value measurement objective remains the same, that is, to estimate an exit price from the perspective of the Group. The main asset classes in this category are unlisted equity investments as well as unlisted funds.

Notes to the Consolidated Financial Statements (Continued)

15.	Fair value of financial instruments (Continued)

The following table shows a reconciliation of the opening and closing recorded amount of Level 3 financial assets and liabilities which are measured at fair value:

Other available-
for-sale
investments
carried at
EURm	fair value

Balance at December 31, 2008	214
Total gains/(losses) in income statement	(30)
Total gains/(losses) recorded in other comprehensive income	15
Purchases	45
Sales	(2)
Transfer from level 1 and 2	—

At December 31, 2009	242

The gains and losses from Level 3 financial instruments are included in the line other operating expenses of the profit and loss for the period. A net loss of EUR 14 million related to Level 3 financial instruments held at December 31, 2009, was included in the profit and loss during 2009.

16.	Derivative financial instruments

	Assets		Liabilities
2009	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	12	1 128	(42)	2 317
Cash flow hedges:
Forward foreign exchange contracts	25	8 062	(25)	7 027
Interest rate swaps	—	—	(2)	330
Fair value hedges
Interest rate swaps	117	1 750	(10)	68
Cash flow and Fair value hedges:(4)
Cross currency interest rate swaps	—	—	(77)	416
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	147	5 785	(68)	6 504
Currency options bought	8	442	—	—
Currency options sold	—	—	(1)	102
Interest rate swaps	7	68	(20)	499
Cash settled equity options bought(3)	—	6	—	—

	316	17 241	(245)	17 263

Notes to the Consolidated Financial Statements (Continued)

16.	Derivative financial instruments (Continued)

	Assets		Liabilities
2008	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	80	1 045	(14)	472
Currency options bought	30	724	—	—
Currency options sold	—	—	(44)	768
Cash flow hedges:
Forward foreign exchange contracts	562	14 577	(445)	11 792
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	322	7 817	(416)	7 370
Currency options bought	6	201	—	—
Currency options sold	—	—	(5)	186
Interest rate futures	6	21	—	—
Interest rate swaps	7	618	—	—
Cash settled equity options bought(3)	1	25	—	—
Cash settled equity options sold(3)	—	—	—	(13)

	1 014	25 028	(924)	20 575

(1)	The fair value of derivative financial instruments is included on the asset side under heading Other financial assets and on the liability side under Other financial liabilities.

(2)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(3)	Cash settled equity options are used to hedge risk relating to employee incentive programs and investment activities.

(4)	These cross-currency interest rate swaps have been designated partly as fair value hedges and partly as cash flow hedges.

17.	Inventories

	2009	2008
	EURm	EURm

Raw materials, supplies and other	409	519
Work in progress	681	744
Finished goods	775	1 270

Total	1 865	2 533

18.	Prepaid expenses and accrued income

Prepaid expenses and accrued income totalled EUR 4 551 million (EUR 4 538 million in 2008).

In 2009, prepaid expenses and accrued income included advance payments to Qualcomm of EUR 1 264 million (1 358 million in 2008). In 2008, Nokia and Qualcomm entered into a new 15-year-agreement, under the terms of which Nokia has been granted a license to all Qualcomm’s patents for

Notes to the Consolidated Financial Statements (Continued)

18.	Prepaid expenses and accrued income (Continued)

the use in Nokia mobile devices and Nokia Siemens Networks infrastructure equipment. The financial structure of the agreement included an up-front payment of EUR 1.7 billion, which is amortized over the contract period and on-going royalties payable to Qualcomm. As part of the licence agreement, Nokia also assigned ownership of a number of patents to Qualcomm. These patents were valued using the income approach based on projected cash flows, on a discounted basis, over the assigned patents’ estimated useful life. Based on the valuation and underlying assumptions Nokia determined that the fair value of these patents were not material.

In addition, prepaid expenses and accrued income primarily consists of VAT and other tax receivables. Prepaid expenses and accrued income also include prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.

19.	Valuation and qualifying accounts

	Balance at	Charged to			Balance
	beginning	cost and			at end
Allowances on assets to which they apply:	of year	expenses	Deductions(1)	Acquisitions	of year
	EURm	EURm	EURm	EURm	EURm

2009
Allowance for doubtful accounts	415	155	(179)	—	391
Excess and obsolete inventory	348	192	(179)	—	361
2008
Allowance for doubtful accounts	332	224	(141)	—	415
Excess and obsolete inventory	417	151	(221)	1	348
2007
Allowance for doubtful accounts	212	38	(72)	154	332
Excess and obsolete inventory	218	145	(202)	256	417

(1)	Deductions include utilization and releases of the allowances.

Notes to the Consolidated Financial Statements (Continued)

20.	Fair value and other reserves

				Available-for-sale
	Hedging reserve, EURm			Investments, EURm				Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Balance at December 31, 2006	69	(19)	50	(66)	2	(64)	3	(17)	(14)

Cash flow hedges:
Net fair value gains/(losses)	103	(27)	76	—	—	—	103	(27)	76
Transfer of (gains)/losses to profit and loss account as adjustment to Net Sales	(794)	214	(580)	—	—	—	(794)	214	(580)
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of Sales	684	(185)	499	—	—	—	684	(185)	499
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	32	(1)	31	32	(1)	31
Transfer to profit and loss account on impairment	—	—	—	29	—	29	29	—	29
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	(12)	—	(12)	(12)	—	(12)
Movements attributable to minority interests	(8)	2	(6)	—	—	—	(8)	2	(6)

Balance at December 31, 2007	54	(15)	39	(17)	1	(16)	37	(14)	23

Cash flow hedges:
Net fair value gains/(losses)	281	(67)	214	—	—	—	281	(67)	214
Transfer of (gains)/losses to profit and loss account as adjustment to Net Sales	(631)	177	(454)	—	—	—	(631)	177	(454)
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of Sales	186	(62)	124	—	—	—	186	(62)	124
Transfer of (gains)/losses as a basis adjustment to assets and liabilities	124	(32)	92	—	—	—	124	(32)	92
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	(29)	9	(20)	(29)	9	(20)
Transfer to profit and loss account on impairment	—	—	—	1	—	1	1	—	1
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	13	1	14	13	1	14
Movements attributable to minority interests	87	(21)	66	3	(1)	2	90	(22)	68

Balance at December 31, 2008	101	(20)	81	(29)	10	(19)	72	(10)	62

Cash flow hedges:
Net fair value gains/(losses)	(19)	6	(13)	—	—	—	(19)	6	(13)
Transfer of (gains)/losses to profit and loss account as adjustment to Net Sales	873	(222)	651	—	—	—	873	(222)	651
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of Sales	(829)	205	(624)	—	—	—	(829)	205	(624)
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	36	(4)	32	36	(4)	32
Transfer to profit and loss account on impairment	—	—	—	14	—	14	14	—	14
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	(2)	—	(2)	(2)	—	(2)
Movements attributable to minority interests	(65)	16	(49)	(2)	—	(2)	(67)	16	(51)

Balance at December 31, 2009	61	(15)	46	17	6	23	78	(9)	69

The presentation of the “Fair value and other reserves” footnote has been changed to correspond with the presentation of the Statement of Comprehensive Income.

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

The Group continuously reviews the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the fair value reserves during the year ended December 31, 2009, 2008 and 2007 do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur.

All of the net fair value gains or losses recorded in the fair value and other reserve at December 31, 2009 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to approximately 1 year from the balance sheet date.

Notes to the Consolidated Financial Statements (Continued)

21.	Translation differences

	Translation			Net investment
	differences, EURm			hedging, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Balance at December 31, 2006	(37)	—	(37)	41	(38)	3	4	(38)	(34)

Translation differences:
Currency translation differences	(151)	—	(151)	—	—	—	(151)	—	(151)
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Net investment hedging:
Net investment hedging gains/(losses)	—	—	—	51	(13)	38	51	(13)	38
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Movements attributable to minority interests	(16)	—	(16)	—	—	—	(16)	—	(16)

Balance at December 31, 2007	(204)	—	(204)	92	(51)	41	(112)	(51)	(163)

Translation differences:
Currency translation differences	595	—	595	—	—	—	595	—	595
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Net investment hedging:
Net investment hedging gains/(losses)	—	—	—	(123)	32	(91)	(123)	32	(91)
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Movements attributable to minority interests	—	—	—	—	—	—	—	—	—

Balance at December 31, 2008	391	—	391	(31)	(19)	(50)	360	(19)	341

Translation differences:
Currency translation differences	(556)	2	(554)	—	—	—	(556)	2	(554)
Transfer to profit and loss (financial income and expense)	(7)	—	(7)	—	—	—	(7)	—	(7)
Net investment hedging:
Net investment hedging gains/(losses)	—	—	—	114	(31)	83	114	(31)	83
Transfer to profit and loss (financial income and expense)	—	—	—	1	—	1	1	—	1
Movements attributable to minority interests	8	1	9	—	—	—	8	1	9

Balance at December 31, 2009	(164)	3	(161)	84	(50)	34	(80)	(47)	(127)

Notes to the Consolidated Financial Statements (Continued)

22.	The shares of the Parent Company

Nokia shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at General Meetings of Nokia.

On December 31, 2009, the share capital of Nokia Corporation was EUR 245 896 461.96 and the total number of shares issued was 3 744 956 052.

On December 31, 2009, the total number of shares included 36 693 564 shares owned by Group companies representing approximately 1.0% of the share capital and the total voting rights.

Under the Articles of Association of Nokia, Nokia Corporation does not have minimum or maximum share capital or a par value of a share.

Authorizations

Authorization to increase the share capital

At the Annual General Meeting held on May 3, 2007, Nokia shareholders authorized the Board of Directors to issue a maximum of 800 million new shares through one or more issues of shares or special rights entitling to shares, including stock options. The Board of Directors may issue either new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights, including to whom the shares and the special rights may be issued. The authorization is effective until June 30, 2010.

At the end of 2009, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on May 8, 2008, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 370 million Nokia shares by using funds in the unrestricted shareholders’ equity. Nokia repurchased 71 090 000 shares under this authorization in 2008. In 2009, Nokia did not repurchase any shares on the basis of this authorization. This authorization was effective until June 30, 2009 as per the resolution of the Annual General Meeting on May 8, 2008, but it was terminated by the resolution of the Annual General Meeting on April 23, 2009.

At the Annual General Meeting held on April 23, 2009, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. The amount of shares corresponds to less than 10% of all shares of the company. The shares may be repurchased under the buy-back authorization in order to develop the capital structure of the company. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. Nokia has not purchased any shares based on this authorization. The authorization is effective until June 30, 2010 and the authorization terminated the authorization for repurchasing of the Company’s shares resolved at the Annual General Meeting on May 8, 2008.

Authorizations proposed to the Annual General Meeting 2010

The Board of Directors will propose to the Annual General Meeting to be held on May 6, 2010 that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. The proposed maximum number

Notes to the Consolidated Financial Statements (Continued)

22.	The shares of the Parent Company (Continued)

of shares represents less than 10% of all the shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The authorization would be effective until June 30, 2011 and terminate the current authorization granted by the Annual General Meeting on April 23, 2009.

The Board of Directors will also propose to the Annual General Meeting to be held on May 6, 2010 that the Annual General Meeting authorize the Board to resolve to issue a maximum of 740 million shares through issuance of shares or special rights entitling to shares (including stock options) in one or more issues. The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization would be effective until June 30, 2013 and terminate the current authorization granted by the Annual General Meeting on May 3, 2007.

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

The share-based compensation expense for all equity-based incentive awards amounted to EUR 16 million in 2009 (EUR 74 million in 2008 and EUR 228 million in 2007).

Stock options

Nokia’s global stock option plans in effect for 2009, including their terms and conditions, were approved by the Annual General Meetings in the year when each plan was launched, i.e., in 2003, 2005 and 2007.

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

Notes to the Consolidated Financial Statements (Continued)

23.	Share-based payment (Continued)

The stock option exercises are settled with newly issued Nokia shares which entitle the holder to a dividend for the financial year in which the subscription occurs. Other shareholder rights commence on the date on which the shares subscribed for are registered with the Finnish Trade Register.

Pursuant to the stock options issued under the global stock option plans, an aggregate maximum number of 22 755 509 new Nokia shares may be subscribed for, representing 0.6% of the total number of votes at December 31, 2009. During 2009, the exercise of 7 500 options resulted in the issuance of 7 500 new shares. The exercises of stock options resulted in an increase of Nokia’s share capital prior to May 3, 2007. After that date the exercises of stock options have no longer resulted in an increase of the share capital as thereafter all share subscription prices are recorded in the fund for invested non-restricted equity as per a resolution by the Annual General Meeting.

There were no stock options outstanding as of December 31, 2009, which upon exercise would result in an increase of the share capital of the parent company.

The table below sets forth certain information relating to the stock options outstanding at December 31, 2009.

				Vesting status
				(as percentage of
	Stock options	Number of		total number of				Exercise price/
Plan	outstanding	participants	Option (sub)	stock options	Exercise period			share
(year of launch)	2009	(approx.)	category	outstanding)	First vest date	Last vest date	Expiry date	EUR

2003(1)	0	0	2004 2Q	Expired	July 1, 2005	July 1, 2008	December 31, 2009	11.79

			2004 3Q	Expired	October 3, 2005	October 1, 2008	December 31, 2009	9.44

			2004 4Q	Expired	January 2, 2006	January 2, 2009	December 31, 2009	12.35

2005(1)	12 120 029	7 000	2005 2Q	100.00	July 1, 2006	July 1, 2009	December 31, 2010	12.79

			2005 3Q	100.00	October 1, 2006	October 1, 2009	December 31, 2010	13.09

			2005 4Q	93.75	January 1, 2007	January 1, 2010	December 31, 2010	14.48

			2006 1Q	87.50	April 1, 2007	April 1, 2010	December 31, 2011	14.99

			2006 2Q	81.25	July 1, 2007	July 1, 2010	December 31, 2011	18.02

			2006 3Q	75.00	October 1, 2007	October 1, 2010	December 31, 2011	15.37

			2006 4Q	68.75	January 1, 2008	January 1, 2011	December 31, 2011	15.38

			2007 1Q	62.50	April 1, 2008	April 1, 2011	December 31, 2011	17.00

2007(1)	10 635 480	9 000	2007 2Q	56.25	July 1, 2008	July 1, 2011	December 31, 2012	18.39

			2007 3Q	50.00	October 1, 2008	October 1, 2011	December 31, 2012	21.86

			2007 4Q	43.75	January 1, 2009	January 1, 2012	December 31, 2012	27.53

			2008 1Q	37.50	April 1, 2009	April 1, 2012	December 31, 2013	24.15

			2008 2Q	31.25	July 1, 2009	July 1, 2012	December 31, 2013	19.16

			2008 3Q	25.00	October 1, 2009	October 1, 2012	December 31, 2013	17.80

			2008 4Q	—	January 1, 2010	January 1, 2013	December 31, 2013	12.43

			2009 1Q	—	April 1, 2010	April 1, 2013	December 31, 2014	9.82

			2009 2Q	—	July 1, 2010	July 1, 2013	December 31, 2014	11.18

			2009 3Q	—	October 1, 2010	October 1, 2013	December 31, 2014	9.28

			2009 4Q	—	January 1, 2011	January 1, 2014	December 31, 2014	8.76

(1)	The Group’s current global stock option plans have a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years.

Notes to the Consolidated Financial Statements (Continued)

23.	Share-based payment (Continued)

Total stock options outstanding as at December 31, 2009(1)

		Weighted average	Weighted
		exercise price	average share
	Number of shares	EUR(2)	price EUR(2)

Shares under option at January 1, 2007	93 285 229	16.28
Granted	3 211 965	18.48
Exercised	57 776 205	16.99	21.75
Forfeited	1 992 666	15.13
Expired	1 161 096	17.83
Shares under option at December 31, 2007	35 567 227	15.28
Granted	3 767 163	17.44
Exercised	3 657 985	14.21	22.15
Forfeited	783 557	16.31
Expired	11 078 983	14.96
Shares under option at December 31, 2008	23 813 865	15.89
Granted	4 791 232	11.15
Exercised	104 172	6.18	9.52
Forfeited	893 943	17.01
Expired	4 567 020	13.55
Shares under option at December 31, 2009	23 039 962	15.39
Options exercisable at December 31, 2006 (shares)	69 721 916	16.65
Options exercisable at December 31, 2007 (shares)	21 535 000	14.66
Options exercisable at December 31, 2008 (shares)	12 895 057	14.77
Options exercisable at December 31, 2009 (shares)	13 124 925	16.09

(1)	Includes also stock options granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The weighted average exercise price and the weighted average share price do not incorporate the effect of transferable stock option exercises during 2007 by option holders not employed by the Group.

The weighted average grant date fair value of stock options granted was EUR 2.34 in 2009, EUR 3.92 in 2008, and EUR 3.24 in 2007.

The options outstanding by range of exercise price at December 31, 2009 are as follows:

Options outstanding
		Weighted average	Weighted
		remaining	average
		contractual life	exercise
Exercise prices EUR	Number of shares	in years	price EUR

0.81- 9.93	215 987	4.27	6.07
10.26-14.99	10 498 214	3.06	12.10
15.37-19.86	12 202 542	2.61	18.28
21.86-37.37	123 219	2.03	26.63

	23 039 962

Notes to the Consolidated Financial Statements (Continued)

23.	Share-based payment (Continued)

Nokia calculates the fair value of stock options using the Black-Scholes model. The fair value of the stock options is estimated at the grant date using the following assumptions:

	2009	2008	2007

Weighted average expected dividend yield	3.63%	3.20%	2.30%
Weighted average expected volatility	43.46%	39.92%	25.24%
Risk-free interest rate	1.97% - 2.94%	3.15% - 4.58%	3.79% - 4.19%
Weighted average risk-free interest rate	2.23%	3.65%	4.09%
Expected life (years)	3.60	3.55	3.59
Weighted average share price, EUR	10.82	16.97	18.49

Expected term of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option plans.

Expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility.

Performance shares

The Group has granted performance shares under the global 2005, 2006, 2007, 2008 and 2009 plans, each of which, including its terms and conditions, has been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required when the plans are to be settled by using the Nokia newly issued shares or treasury shares. The Group may also settle the plans by using cash instead of shares.

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

The 2005 plan had a four-year performance period with a two-year interim measurement period. The 2006, 2007, 2008 and 2009 plans have a three-year performance period with no interim payout. The shares vest after the respective interim measurement period and/or the performance period. The shares will be delivered to the participants as soon as practicable after they vest. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with the performance shares.

The following table summarizes our global performance share plans.

	Performance	Number of	Interim
	shares outstanding	participants	measurement	Performance	1st (interim)	2nd (final)
Plan	at threshold(1)(2)	(approx.)	period	period	settlement	settlement

2005	0	11 000	2005-2006	2005-2008	2007	2009
2006	0	12 000	N/A	2006-2008	N/A	2009
2007	0	5 000	N/A	2007-2009	N/A	2010
2008	2 178 538	6 000	N/A	2008-2010	N/A	2011
2009	2 892 063	6 000	N/A	2009-2011	N/A	2012

(1)	Shares under performance share plan 2007 vested on December 31, 2009 and are therefore not included in the outstanding numbers.

Notes to the Consolidated Financial Statements (Continued)

23.	Share-based payment (Continued)

(2)	Does not include 23 359 outstanding performance shares with deferred delivery due to leave of absence.

The following table sets forth the performance criteria of each global performance share plan.

		Threshold Performance		Maximum Performance
			Average Annual		Average Annual
Plan		EPS(1)(2)	Net Sales Growth(1)	EPS(1)(2)	Net Sales Growth(1)
		EUR		EUR

2005	Interim measurement	0.75	3%	0.96	12%
	Performance period	0.82	8%	1.33	17%
2006	Performance period	0.96	11%	1.41	26%
2007	Performance period	1.26	9.5%	1.86	20%
2008	Performance period	1.72	4%	2.76	16%
2009	Performance period	1.01	(5)%	1.53	10%

(1)	Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%.

(2)	The EPS for 2005, 2006 and 2007 plans: basic reported. The EPS for 2008 plan: diluted excluding special items. The EPS for 2009 plan: diluted non-IFRS.

Performance Shares Outstanding as at December 31, 2009(1)

	Number of	Weighted
	performance	average grant
	shares at	date fair value
	threshold	EUR(2)

Performance shares at January 1, 2007(3)	12 614 389
Granted	2 163 901	19.96
Forfeited	1 001 332
Vested(4)	222 400
Performance shares at December 31, 2007(5)	13 554 558
Granted	2 463 033	13.35
Forfeited	690 909
Vested(3)(4)(6)	7 291 463
Performance shares at December 31, 2008	8 035 219
Granted	2 960 110	9.57
Forfeited	691 325
Vested(5)(7)	5 210 044
Performance shares at December 31, 2009	5 093 960

(1)	Includes also performance shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of performance shares is estimated based on the grant date market price of the Company’s share less the present value of dividends expected to be paid during the vesting period.

(3)	Based on the performance of the Group during the Interim Measurement Period 2004-2005, under the 2004 Performance Share Plan, both performance criteria were met. Hence, 3 595 339 Nokia shares equaling the threshold number were delivered in 2006. The performance shares related to the interim settlement of the 2004 Performance Share Plan are included in the number of performance shares outstanding at January 1, 2007 as these performance shares were

Notes to the Consolidated Financial Statements (Continued)

23.	Share-based payment (Continued)

outstanding until the final settlement in 2008. The final payout, in 2008, was adjusted by the shares delivered based on the Interim Measurement Period.

(4)	Includes also performance shares vested under other than global equity plans.

(5)	Based on the performance of the Group during the Interim Measurement Period 2005-2006, under the 2005 Performance Share Plan, both performance criteria were met. Hence, 3 980 572 Nokia shares equaling the threshold number were delivered in 2007. The performance shares related to the interim settlement of the 2005 Performance Share Plan are included in the number of performance shares outstanding at December 31, 2007 as these performance shares were outstanding until the final settlement in 2009. The final payout, in 2009, was adjusted by the shares delivered based on the Interim Measurement Period.

(6)	Includes performance shares under Performance Share Plan 2006 that vested on December 31, 2008.

(7)	Includes performance shares under Performance Share Plan 2007 that vested on December 31, 2009.

There will be no settlement under the Performance Share Plan 2007 as neither of the threshold performance criteria of EPS and Average Annual Net Sales Growth of this plan was met.

Restricted shares

The Group has granted restricted shares under global plans to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. It is Nokia’s philosophy that restricted shares will be used only for key management positions and other critical talent. The outstanding global restricted share plans, including their terms and conditions, have been approved by the Board of Directors. A valid authorization from the Annual General Meeting is required when the plans are to be settled by using Nokia newly issued shares or treasury shares. The Group may also settle the plans by using cash instead of shares.

All of our restricted share plans have a restriction period of three years after grant, after which period the granted shares will vest. Once the shares vest, they will be delivered to the participants. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares.

Restricted Shares Outstanding as at December 31, 2009(1)

Weighted
	Number of	average grant
	Restricted	date fair value
	Shares	EUR(2)

Restricted Shares at January 1, 2007	6 064 876
Granted	1 749 433	24.37
Forfeited	297 900
Vested	1 521 080
Restricted Shares at December 31, 2007	5 995 329
Granted(3)	4 799 543	13.89
Forfeited	358 747
Vested	2 386 728
Restricted Shares at December 31, 2008	8 049 397
Granted	4 288 600	7.59
Forfeited	446 695
Vested	2 510 300
Restricted Shares at December 31, 2009	9 381 002

Notes to the Consolidated Financial Statements (Continued)

23.	Share-based payment (Continued)

(1)	Includes also restricted shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of restricted shares is estimated based on the grant date market price of the Company’s share less the present value of dividends, if any, expected to be paid during the vesting period.

(3)	Includes grants assumed under “NAVTEQ Plan” (as defined below).

Other equity plans for employees

In addition to the global equity plans described above, the Group sponsors immaterial equity plans for Nokia-acquired businesses or employees in the United States or Canada that do not result in an increase in the share capital of Nokia. These plans are settled by using Nokia shares or ADSs acquired from the market. When treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium.

On basis of these plans the Group had 0.3 million stock options outstanding on December 31, 2009. The weighted average exercise price is USD 16.13.

In connection with our July 10, 2008 acquisition of NAVTEQ, the Group assumed NAVTEQ’s 2001 Stock Incentive Plan (“NAVTEQ Plan”). All unvested NAVTEQ restricted stock units under the NAVTEQ Plan were converted to an equivalent number of restricted stock units entitling their holders to Nokia shares. The maximum number of Nokia shares to be delivered to NAVTEQ employees during the years 2008 — 2012 is approximately 3 million, of which approximately 1 million shares have already been delivered by December 31, 2009. The Group does not intend to make further awards under the NAVTEQ Plan.

Notes to the Consolidated Financial Statements (Continued)

24.	Deferred taxes

	2009	2008
	EURm	EURm

Deferred tax assets:
Intercompany profit in inventory	77	144
Tax losses carried forward	263	293
Warranty provision	73	117
Other provisions	315	371
Depreciation differences and untaxed reserves	796	1 059
Share-based compensation	15	68
Other temporary differences	320	282
Reclassification due to netting of deferred taxes	(352)	(371)

Total deferred tax assets	1 507	1 963

Deferred tax liabilities:
Depreciation differences and untaxed reserves	(469)	(654)
Fair value gains/losses	(67)	(62)
Undistributed earnings	(345)	(242)
Other temporary differences(1)	(774)	(1 200)
Reclassification due to netting of deferred taxes	352	371

Total deferred tax liabilities	(1 303)	(1 787)

Net deferred tax asset	204	176

Tax charged to equity	(13)	(128)

(1)	In 2009 other temporary differences include a deferred tax liability of EUR 744 million (EUR 1 140 million in 2008) arising from purchase price allocation related to Nokia Siemens Networks and NAVTEQ.

At December 31, 2009 the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 1 150 million (EUR 1 013 million in 2008), most of which will expire within 20 years.

At December 31, 2009 the Group had loss carry forwards and temporary differences of EUR 2 532 million (EUR 102 million in 2008) for which no deferred tax asset was recognized due to uncertainty of utilization of these items. Most of these items do not have an expiry date.

At December 31, 2009 the Group had undistributed earnings of EUR 322 million (EUR 274 million in 2008), for which no deferred tax liability was recognized as these earnings are considered to be permanently invested.

25.	Accrued expenses

	2009	2008
	EURm	EURm

Social security, VAT and other taxes	1 808	1 700
Wages and salaries	474	665
Advance payments	546	532
Other	3 676	4 126

Total	6 504	7 023

Notes to the Consolidated Financial Statements (Continued)

25.	Accrued expenses (Continued)

Other operating expense accruals include deferred service revenue, accrued discounts, royalties and marketing expenses as well as various amounts which are individually insignificant.

26.	Provisions

			IPR	Project
	Warranty	Restructuring	infringements	losses	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

At January 1, 2008	1 489	617	545	116	452	498	3 717
Exchange differences	(16)	—	—	—	—	—	(16)
Acquisitions	1	—	3	—	6	2	12
Additional provisions	1 211	533	266	389	47	747	3 193
Change in fair value	—	—	—	—	—	(7)	(7)
Changes in estimates	(240)	(211)	(92)	(42)	(45)	(143)	(773)

Charged to profit and loss account	971	322	174	347	2	597	2 413

Utilized during year	(1 070)	(583)	(379)	(218)	—	(284)	(2 534)

At December 31, 2008	1 375	356	343	245	460	813	3 592

			IPR	Project
	Warranty	Restructuring	infringements	losses	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

At January 1, 2009	1 375	356	343	245	460	813	3 592
Exchange differences	(13)	—	—	—	—	—	(13)
Additional provisions	793	268	73	269	139	344	1 886
Change in fair value	—	—	—	—	—	(1)	(1)
Changes in estimates	(178)	(62)	(9)	(63)	(325)	(174)	(811)

Charged to profit and loss account	615	206	64	206	(186)	169	1 074

Utilized during year	(1 006)	(378)	(17)	(254)	—	(280)	(1 935)

At December 31, 2009	971	184	390	197	274	702	2 718

	2009	2008
	EURm	EURm

Analysis of total provisions at December 31:
Non-current	841	978
Current	1 877	2 614

Outflows for the warranty provision are generally expected to occur within the next 18 months. In 2009, warranty provision decreased compared to 2008 primarily due to lower sales volumes in Devices & Services. Timing of outflows related to tax provisions is inherently uncertain. In 2009, tax provisions decreased due to the positive development and outcome of various prior year items.

The restructuring provision is mainly related to restructuring activities in Devices & Services and Nokia Siemens Networks segments. The majority of outflows related to the restructuring is expected to occur during 2010.

In 2009, Devices & Services recognized restructuring provisions of EUR 208 million mainly related to measures taken to adjust our business operations and cost base according to market conditions. In

Notes to the Consolidated Financial Statements (Continued)

26.	Provisions (Continued)

2008, resulting from the Group’s decision to discontinue the production of mobile devices in Germany, a restructuring provision of EUR 259 million was recognized. Devices and Services also recognized EUR 52 million related to other restructuring activities.

Restructuring and other associated expenses incurred in Nokia Siemens Networks in 2009 totaled EUR 310 million (EUR 646 million in 2008) including mainly personnel related expenses as well as expenses arising from the elimination of overlapping functions, and the realignment of product portfolio and related replacement of discontinued products in customer sites. These expenses included EUR 151 million (EUR 402 million in 2008) impacting gross profit, EUR 30 million (EUR 46 million in 2008) research and development expenses, EUR 12 million (reversal of provision EUR 14 million in 2008) in selling and marketing expenses, EUR 103 million (EUR 163 million in 2008) administrative expenses and EUR 14 million (EUR 49 million in 2008) other operating expenses. EUR 514 million was paid during 2009 (EUR 790 million during 2008).

Provisions for losses on projects in progress are related to Nokia Siemens Networks’ onerous contracts.

The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods. In 2008, EUR 379 million usage of the provisions mainly relates to the settlements with Qualcomm, Eastman Kodak, Intertrust Technologies and ContentGuard.

Other provisions include provisions for non-cancelable purchase commitments, product portfolio provisions for the alignment of the product portfolio and related replacement of discontinued products in customer sites and provision for pension and other social security costs on share-based awards.

27.	Earnings per share

	2009	2008	2007

Numerator/EURm
Basic/Diluted:
Profit attributable to equity holders of the parent	891	3 988	7 205

Denominator/1 000 shares
Basic:
Weighted average shares	3 705 116	3 743 622	3 885 408

Effect of dilutive securities:
Performance shares	9 614	25 997	26 304
Restricted shares	6 341	6 543	3 693
Stock options	1	4 201	16 603

	15 956	36 741	46 600
Diluted:
Adjusted weighted average shares and assumed conversions	3 721 072	3 780 363	3 932 008

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

Notes to the Consolidated Financial Statements (Continued)

27.	Earnings per share (Continued)

In 2009, stock options equivalent to 12 million shares (11 million in 2008) were excluded from the calculation of diluted earnings per share because they were determined to be anti-dilutive.

28.	Commitments and contingencies

	2009	2008
	EURm	EURm

Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	13	11
Contingent liabilities on behalf of Group companies
Other guarantees	1 350	2 896
Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties(1)	—	2
Other guarantees	3	1
Financing commitments
Customer finance commitments(1)	99	197
Venture fund commitments(2)	293	467

(1)	See also note 33 b).

(2)	See also note 33 a).

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2009 (EUR 18 million in 2008).

Assets pledged for the Group’s own commitments include available-for-sale investments of EUR 10 million in 2009 (EUR 10 million of available-for-sale investments in 2008).

Other guarantees include guarantees of EUR 1 013 million in 2009 (EUR 2 682 million in 2008) provided to certain Nokia Siemens Networks’ customers in the form of bank guarantees or corporate guarantees issued by Nokia Siemens Networks’ Group entity. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the guarantee, compensation is payable on demand or subject to verification of non-performance. Volume of Other guarantees has decreased due to release of certain commercial guarantees and due to exclusion of those guarantees where possibility for claim is considered as remote.

Contingent liabilities on behalf of other companies were EUR 3 million in 2009 (EUR 3 million in 2008).

Financing commitments of EUR 99 million in 2009 (EUR 197 million in 2008) are available under loan facilities negotiated mainly with Nokia Siemens Networks’ customers. Availability of the amounts is dependent upon the borrower’s continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.

Venture fund commitments of EUR 293 million in 2009 (EUR 467 million in 2008) are financing commitments to a number of funds making technology related investments. As a limited partner in

Notes to the Consolidated Financial Statements (Continued)

28.	Commitments and contingencies (Continued)

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

Nokia’s payment obligations under the subscriber unit cross-license agreements signed in 1992 and 2001 with Qualcomm Incorporated (“Qualcomm”) expired on April 9, 2007. The parties entered into negotiations for a new license agreement with the intention of reaching a mutually acceptable agreement on a timely basis. Prior to the commencement of negotiations and as negotiations proceeded, Nokia and Qualcomm were engaged in numerous legal disputes in the United States, Europe and China. On July 24, 2008 Nokia and Qualcomm entered into a new license agreement covering various current and future standards and other technologies, and resulting in a settlement of all litigation between the companies. Under the terms of the 15 year agreement covering various standards and other technologies, Nokia has been granted a license under all Qualcomm’s patents for use in Nokia’s mobile devices and Nokia Siemens Networks infrastructure equipment, and Nokia has agreed not to use any of its patents directly against Qualcomm. The financial terms included a one-time lump-sum cash payment of EUR 1.7 billion made by Nokia to Qualcomm in the fourth quarter of 2008 and on-going royalty payments to Qualcomm. The lump-sum payment made to Qualcomm will be expensed over the term of the agreement. Nokia also agreed to assign ownership of a number of patents to Qualcomm.

As of December 31, 2009, the Group had purchase commitments of EUR 2 765 million (EUR 2 351 million in 2008) relating to inventory purchase obligations, service agreements and outsourcing arrangements, primarily for purchases in 2010.

29.	Leasing contracts

The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

Operating
leases

Leasing payments, EURm
2010	348
2011	254
2012	180
2013	131
2014	99
Thereafter	210

Total	1 222

Rental expense amounted to EUR 436 million in 2009 (EUR 418 million in 2008 and EUR 328 million in 2007).

Notes to the Consolidated Financial Statements (Continued)

29.	Leasing contracts (Continued)

30.	Related party transactions

At December 31, 2009, the Group had borrowings amounting to EUR 69 million (EUR 69 million in 2008 and EUR 69 million in 2007) from Nokia Unterstützungskasse GmbH, the Group’s German pension fund, which is a separate legal entity. The loan bears interest at 6% annum and its duration is pending until further notice by the loan counterparts who have the right to terminate the loan with a 90 day notice period.

There were no loans made to the members of the Group Executive Board and Board of Directors at December 31, 2009, 2008 or 2007.

	2009	2008	2007
	EURm	EURm	EURm

Transactions with associated companies
Share of results of associated companies	30	6	44
Dividend income	—	6	12
Share of shareholders’ equity of associated companies	35	21	158
Sales to associated companies	8	59	82
Purchases from associated companies	211	162	125
Receivables from associated companies	2	29	61
Liabilities to associated companies	31	8	69

Management compensation

The following table sets forth the salary and cash incentive information awarded and paid or payable by the company to the Chief Executive Officer and President of Nokia Corporation for fiscal years 2007-2009 as well as the share-based compensation expense relating to equity-based awards, expensed by the company.

	2009			2008			2007
		Cash	Share-based		Cash	Share-based		Cash	Share-based
	Base	incentive	compensation	Base	incentive	compensation	Base	incentive	compensation
	salary	payments	Expense	salary	payments	expense	salary	payments	expense
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Olli-Pekka Kallasvuo President and CEO	1 176 000	1 288 144	2 840 777	1 144 800	721 733	1 286 370	1 037 619	2 348 877	4 805 722

Total remuneration of the Group Executive Board awarded for the fiscal years 2007-2009 was EUR 10 723 777 in 2009 (EUR 8 859 567 in 2008 and EUR 13 634 791 in 2007), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards expensed by the company was EUR 9 668 484 in 2009 (EUR 4 850 204 in 2008 and EUR 19 837 583 in 2007).

Notes to the Consolidated Financial Statements (Continued)

30.	Related party transactions (Continued)

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	2009	2009	2008	2008	2007	2007
	Gross	Shares	Gross	Shares	Gross	Shares
	Annual Fee	Received	Annual Fee	Received	Annual Fee	Received
	EUR(1)		EUR(1)		EUR(1)

Board of Directors
Jorma Ollila, Chairman(2)	440 000	16 575	440 000	9 499	375 000	8 110
Dame Marjorie Scardino,	150 000	5 649	150 000	3 238	150 000	3 245
Vice Chairman(3)
Georg Ehrnrooth(4)	155 000	5 838	155 000	3 346	155 000	3 351
Lalita D. Gupte(5)	140 000	5 273	140 000	3 022	140 000	3 027
Bengt Holmström	130 000	4 896	130 000	2 806	130 000	2 810
Henning Kagermann	130 000	4 896	130 000	2 806	130 000	2 810
Olli-Pekka Kallasvuo(6)	130 000	4 896	130 000	2 806	130 000	2 810
Per Karlsson(7)	155 000	5 838	155 000	3 346	155 000	3 351
Isabel Marey-Semper(8)	140 000	5 273	—	—	—	—
Risto Siilasmaa(9)	140 000	5 273	140 000	3 022	—	—
Keijo Suila(10)	130 000	4 896	140 000	3 022	140 000	3 027
Vesa Vainio(11)	—	—	—	—	140 000	3 027

(1)	Approximately 60% of the gross annual fee is paid in cash and the remaining 40% in Nokia shares purchased from the market and included in the table under “Shares Received.” Further, it is Nokia policy that the directors retain all company stock received as director compensation until the end of their board membership, subject to the need to finance any costs including taxes relating to the acquisition of the shares.

(2)	This table includes fees paid for Mr. Ollila, Chairman, for his services as Chairman of the Board, only.

(3)	The 2009, 2008 and 2007 fees of Ms. Scardino amounted to EUR 150 000 for services as Vice Chairman.

(4)	The 2009, 2008 and 2007 fees of Mr. Ehrnrooth amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.

(5)	The 2009, 2008 and 2007 fees of Ms. Gupte amounted to a total of EUR 140 000, consisting of fee of 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(6)	This table includes fees paid to Mr. Kallasvuo, President and CEO, for his services as a member of the Board, only.

(7)	The 2009, 2008 and 2007 fees of Mr. Karlsson amounted to a total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.

(8)	The 2009 fee paid to Ms. Marey-Semper amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Notes to the Consolidated Financial Statements (Continued)

30.	Related party transactions (Continued)

(9)	The 2009 and 2008 fee of Mr. Siilasmaa amounted to a total of EUR 140 000, consisting of fee of 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(10)	The 2008 and 2007 fees of Mr. Suila amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(11)	Mr. Vainio was a member of the Board of Directors and the Audit Committee until the end of the Annual General Meeting on May 8, 2008. Mr. Vainio received his fees for services as a member of the Board and as a member of the Audit Committee, as resolved by the shareholders at the Annual General Meeting on May 3, 2007, already in 2007 and thus no fees were paid to him for the services rendered during 2008. The 2007 fee of Mr.Vainio amounted to a total of EUR 140 000 consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Pension arrangements of certain Group Executive Board Members

Olli-Pekka Kallasvuo can, as part of his service contract, retire at the age of 60 with full retirement benefit should he be employed by Nokia at the time. The full retirement benefit is calculated as if Mr. Kallasvuo had continued his service with Nokia through the retirement age of 65. Hallstein Moerk, following his arrangement with a previous employer, and continuing in his current position at Nokia, has a retirement benefit of 65% of his pensionable salary beginning at the age of 62 and early retirement is possible at the age of 55 with reduced benefits. Mr. Moerk will retire at the end of September 2010 at the age of 57.

Notes to the Consolidated Financial Statements (Continued)

31.	Notes to cash flow statements

	2009	2008	2007
	EURm	EURm	EURm

Adjustments for:
Depreciation and amortization (Note 9)	1 784	1 617	1 206
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(111)	(11)	(1 864)
Income taxes (Note 11)	702	1 081	1 522
Share of results of associated companies (Note 14)	(30)	(6)	(44)
Minority interest	(631)	(99)	(459)
Financial income and expenses (Note 10)	265	2	(239)
Transfer from hedging reserve to sales and cost of sales (Note 20)	44	(445)	(110)
Impairment charges (Note 7)	1 009	149	63
Asset retirements (Note 8, 12)	35	186	—
Share-based compensation (Note 23)	16	74	228
Restructuring charges	307	448	856
Finnish pension settlement (Note 5)	—	152	—
Other income and expenses	—	(124)	—

Adjustments, total	3 390	3 024	1 159

Change in net working capital
Decrease (Increase) in short-term receivables	1 145	(534)	(2 146)
Decrease (Increase) in inventories	640	321	(245)
(Decrease) Increase in interest-free short-term borrowings	(1 698)	(2 333)	2 996
Loans made to customers	53	—	—

Change in net working capital	140	(2 546)	605

The Transfer from hedging reserve to sales and cost of sales for 2008 and 2007 have been reclassified for comparability purposes from Other financial income and expenses to Adjustments to profit attributable to equity holders of the parent within Net cash from operating activities on the Consolidated Statements of Cash Flows.

The Group did not engage in any material non-cash investing activities in 2009 and 2008. In 2007 the formation of Nokia Siemens Networks was completed through the contribution of certain tangible and intangible assets and certain business interests that comprised Nokia’s networks business and Siemens’ carrier-related operations. See Note 8.

Notes to the Consolidated Financial Statements (Continued)

32. Principal Nokia Group companies at December 31, 2009

		Parent	Group
		holding	majority
		%	%

US	Nokia Inc.	—	100.0
DE	Nokia GmbH	100.0	100.0
GB	Nokia UK Limited	—	100.0
KR	Nokia TMC Limited	100.0	100.0
CN	Nokia Telecommunications Ltd	4.5	83.9
NL	Nokia Finance International B.V.	100.0	100.0
HU	Nokia Komárom Kft	100.0	100.0
IN	Nokia India Pvt Ltd	99.9	100.0
IT	Nokia Italia S.p.A	100.0	100.0
ES	Nokia Spain S.A.U	100.0	100.0
RO	Nokia Romania SRL	100.0	100.0
BR	Nokia do Brazil Technologia Ltda	99.9	100.0
RU	OOO Nokia	100.0	100.0
US	NAVTEQ Corp	—	100.0
NL	Nokia Siemens Networks B.V.	—	50.0	(1)
FI	Nokia Siemens Networks Oy.	—	50.0
DE	Nokia Siemens Networks GmbH & Co KG	—	50.0
IN	Nokia Siemens Networks Pvt. Ltd.	—	50.0

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Network group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors, and accordingly, Nokia consolidated Nokia Siemens Networks.

33.	Risk management

General risk management principles

Nokia has a common and systematic approach to risk management across business operations and processes. Material risks and opportunities are identified, analyzed, managed and monitored as part of business performance management. Relevant key risks are identified against business targets either in business operations or as an integral part of long and short term planning. Nokia’s overall risk management concept is based on visibility of the key risks preventing Nokia from reaching its business objectives rather than solely focusing on eliminating risks.

The principles documented in Nokia’s Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business, function or category owner is also the risk owner, but it is everyone’s responsibility at Nokia to identify risks, which prevent Nokia to reach the objectives. Risk management covers strategic, operational, financial and hazard risks.

Key risks are reported to the Group level management to create assurance on business risks as well as to enable prioritization of risk management activities at Nokia. In addition to general principles there are specific risk management policies covering, for example treasury and customer related credit risks.

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

Financial risks

The objective for Treasury activities in Nokia is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks. There is a strong focus in Nokia on creating shareholder value. Treasury activities support this aim by: i) mitigating the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses; and ii) managing the capital structure of the Group by prudently balancing the levels of liquid assets and financial borrowings.

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

Foreign exchange risk

Nokia operates globally and is thus exposed to foreign exchange risk arising from various currencies. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales contribute to foreign exchange exposure. These transaction exposures are managed against various local currencies because of Nokia’s substantial production and sales outside the Euro zone.

According to the foreign exchange policy guidelines of the Group, which remains the same as in the previous year, material transaction foreign exchange exposures are hedged unless hedging would be uneconomical due to market liquidity and/or hedging cost. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have duration of less than a year. The Group does not hedge forecasted foreign currency cash flows beyond two years.

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

At the end of year 2009 and 2008, following currencies represent significant portion of the currency mix in the outstanding financial instruments:

2009	USD	JPY	CNY	INR
	EURm	EURm	EURm	EURm

FX derivatives used as cashflow hedges (net amount)(1)	(1 767)	663	—	(78)
FX derivatives used as net investment hedges (net amount)(2)	(969)	(6)	(983)	(208)
FX exposure from balance sheet items (net amount)(3)	(464)	(421)	(1 358)	80
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss (net amount)(3)	(328)	578	1 633	(164)
Cross currency / interest rate hedges	375	—	—	—

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

2008	USD	JPY	CNY	INR
	EURm	EURm	EURm	EURm

FX derivatives used as cashflow hedges (net amount)(1)	(3 359)	2 674	—	(122)
FX derivatives used as net investment hedges (net amount)(2)	(232)	—	(699)	(179)
FX exposure from balance sheet items (net amount)(3)	729	(494)	(579)	236
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss (net amount)(3)	(615)	480	527	(443)

(1)	The FX derivatives are used to hedge the foreign exchange risk from forecasted highly probable cash flows related to sales, purchases and business acquisition activities. In some of the currencies, especially in US Dollar, Nokia has substantial foreign exchange risks in both estimated cash inflows and outflows, which have been netted in the table. See Note 20 for more details on hedge accounting. The underlying exposures for which these hedges are entered into are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(2)	The FX derivatives are used to hedge the Group’s net investment exposure. The underlying exposures for which these hedges are entered into are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(3)	The balance sheet items which are denominated in the foreign currencies are hedged by a portion of FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss resulting in offsetting FX gains or losses in the financial income and expenses.

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items (i.e. price risk) or through changes in interest income or expenses (i.e. re-financing or re-investment risk). Interest rate risk mainly arises through interest bearing liabilities and assets. Estimated future changes in cash flows and balance sheet structure also expose the Group to interest rate risk.

The objective of interest rate risk management is to optimize the balance between minimizing uncertainty caused by fluctuations in interest rates and maximizing the consolidated net interest income and expenses.

The interest rate exposure of the Group is monitored and managed centrally. Nokia uses the Value-at-Risk (VaR) methodology to assess and measure the interest rate risk of the net investments (cash and investments less outstanding debt) and related derivatives.

As at the reporting date, the interest rate profile of the Group’s interest-bearing assets and liabilities is presented in the table below:

	2009		2008
		Floating	Fixed	Floating
	Fixed rate	rate	rate	rate
	EURm	EURm	EURm	EURm

Assets	5 712	3 241	2 946	4 007
Liabilities	(3 771)	(1 403)	(3 604)	(785)

Assets and liabilities before derivatives	1 941	1 838	(658)	3 222
Interest rate derivatives	1 628	(1 693)	—	—

Assets and liabilities after derivatives	3 569	145	(658)	3 222

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

Equity price risk

Nokia is exposed to equity price risk as the result of market price fluctuations in the listed equity instruments held mainly for strategic business reasons.

Nokia has certain strategic minority investments in publicly listed equity shares. The fair value of the equity investments which are subject to equity price risk at December 31, 2009 was EUR 8 million (EUR 8 million in 2008). In addition, Nokia invests in private equity through venture funds, which, from time to time, may have holdings in equity instruments which are listed in stock exchanges. These investments are classified as available-for-sale carried at fair value. See Note 15 for more details on available-for-sale investments.

Due to the insignificant amount of exposure to equity price risk, there are currently no outstanding derivative financial instruments designated as hedges for these equity investments.

Nokia is exposed to equity price risk on social security costs relating to its equity compensation plans. Nokia mitigates this risk by entering into cash settled equity option contracts.

Value-at-Risk

Nokia uses the Value-at-Risk (VaR) methodology to assess the Group exposures to foreign exchange (FX), interest rate, and equity risks. The VaR gives estimates of potential fair value losses in market risk sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period.

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

FX Risk

The VaR figures for the Group’s financial instruments which are sensitive to foreign exchange risks are presented in Table 1 below. As defined under IFRS 7, the financial instruments included in the VaR calculation are:

•	FX exposures from outstanding balance sheet items and other FX derivatives carried at fair value through profit and loss which are not in a hedge relationship and are mostly used for hedging balance sheet FX exposure.

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

•	FX derivatives designated as forecasted cash flow hedges and net investment hedges. Most of the VaR is caused by these derivatives as forecasted cash flow and net investment exposures are not financial instruments as defined under IFRS 7 and thus not included in the VaR calculation.

Table 1 Foreign exchange positions Value-at-Risk

	VaR from financial instruments
	2009	2008
	EURm	EURm

At December 31	190	442
Average for the year	291	337
Range for the year	160-520	191-730

Interest rate risk

The VaR for the Group interest rate exposure in the investment and debt portfolios is presented in Table 2 below. Sensitivities to credit spreads are not reflected in the below numbers.

The sizeable difference between the 2009 and 2008 numbers is mainly due the fact that Nokia issued bonds with long maturities during the first half of 2009, which resulted in a significant increase in the Group’s exposure to long-term interest rates.

Table 2 Treasury investment and debt portfolios Value-at-Risk

	2009	2008
	EURm	EURm

At December 31	41	6
Average for the year	33	10
Range for the year	4-52	4-25

Equity price risk

The VaR for the Group equity investment in publicly traded companies is insignificant.

(b)	Credit Risk

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

Except as detailed in the following table, the maximum exposure to credit risk is limited to the book value of the financial assets as included in Group’s balance sheet:

	2009	2008
	EURm	EURm

Financial guarantees given on behalf of customers and other third parties	—	2
Loan commitments given but not used	99	197

	99	199

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

Business Related Credit Risk

The Company aims to ensure highest possible quality in accounts receivable and loans due from customers and other third parties. The Group Credit Policy, approved by Group Executive Board, lays out the framework for the management of the business related credit risks in all Nokia group companies.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and other third parties, and committed credits.

Group Credit Policy provides that credit decisions are based on credit evaluation including credit rating for larger exposures. Nokia & Nokia Siemens Networks Rating Policy defines the rating principles. Ratings are approved by Nokia & Nokia Siemens Networks Rating Committee. Credit risks are approved and monitored according to the credit policy of each business entity. These policies are based on the Group Credit Policy. Concentrations of customer or country risks are monitored at the Nokia Group level. When appropriate, assumed credit risks are mitigated with the use of approved instruments, such as collateral or insurance and sale of selected receivables.

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

Top three customers account for approximately 2.2%, 2.2% and 1.9% (2008: 4.0%, 3.8% and 3.5%) of Group accounts receivable and loans due from customers and other third parties as at 31 December, 2009, while the top three credit exposures by country amounted to 7.2%, 6.5% and 5.6% (2008: 8.5%, 7.2% and 7.2%), respectively.

As at 31 December, 2009, the carrying amount before deducting any impairment allowance of accounts receivable relating to customers for which an impairment was provided amounted to
EUR 2 528 million (2008: EUR 3 042 million). The amount of provision taken against that portion of these receivables considered to be impaired was EUR 391 million (2008: EUR 415 million) (see also note 19 Valuation and qualifying accounts).

An amount of EUR 679 million (2008: EUR 729 million) relates to past due receivables from customers for which no impairment loss was recognized. The aging of these receivables is as follows:

	2009	2008
	EURm	EURm

Past due 1-30 days	393	453
Past due 31-180 days	170	240
More than 180 days	116	36

	679	729

The carrying amount of accounts receivable that would otherwise be past due or impaired but whose terms have been renegotiated was EUR 36 million (EUR 0 million in 2008).

As at 31 December, 2009, the carrying amount before deducting any impairment allowance of loans due from customers and other third parties for which impairment was provided amounted to EUR 4 million (2008: EUR 4 million). The amount of provision taken for these loans was EUR 4 million (2008: EUR 4 million).

There were no past due loans from customers and other third parties.

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

Financial Credit Risk

Financial instruments contain an element of risk of loss resulting from counterparties being unable to meet their obligations. This risk is measured and monitored centrally by Treasury. Nokia manages financial credit risk actively by limiting its counterparties to a sufficient number of major banks and financial institutions and monitoring the credit worthiness and exposure sizes continuously as well as through entering into netting arrangements (which gives Nokia the right to offset in the event that the counterparty would not be able to fulfill the obligations) with all major counterparties and collateral agreements (which require counterparties to post collateral against derivative receivables) with certain counterparties.

Nokia’s investment decisions are based on strict creditworthiness and maturity criteria as defined in the Treasury Policy and Operating Procedure. Due to global banking crisis and the freezing of the credit markets in 2008, Nokia applied an even more defensive approach than usual within Treasury Policy towards investments and counterparty quality and maturities, focusing on capital preservation and liquidity. As result of this investment policy approach and active management of outstanding investment exposures, Nokia has not been subject to any material credit losses in its financial investments.

The table below presents the breakdown of the outstanding available-for-sale fixed income and money market investments by sector and credit rating grades ranked as per Moody’s rating categories.

Fixed income and money-market investments(1), (2)
               EUR million

(1)	Fixed income and money-market investments include term deposits, investments in liquidity funds and investments in fixed income instruments classified as available-for-sale investments and investments at fair value though profit and loss. Liquidity funds invested solely in government securities are included under Governments. Other liquidity funds are included under Banks.

(2)	Included within fixed income and money-market investments is EUR 48 million of restricted investment at December 31, 2009 (EUR 114 million at December 31, 2008). They are restricted financial assets under various contractual or legal obligations.

(3)	Bank parent company ratings used here for bank groups. In some emerging markets countries actual bank subsidiary ratings may differ from parent company rating.

84% of Nokia’s cash is held with banks of investment grade credit rating (89% for 2008).

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

(c)	Liquidity Risk

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

Due to the dynamic nature of the underlying business, Nokia and Nokia Siemens Networks aim at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. Nokia and Nokia Siemens Networks manage their respective credit facilities independently and facilities do not include cross-default clauses between Nokia and Nokia Siemens Networks or any forms of guarantees from either party. At the end of December 31, 2009 the committed facilities totaled EUR 4 113 million.

The most significant existing Committed Facilities include:

Borrower(s):
Nokia Corporation:	USD 1 923 million Revolving Credit Facility, maturing 2012
Nokia Siemens Networks Finance B.V. and Nokia Siemens Networks Oy:	EUR 2 000 million Revolving Credit Facility, maturing 2012
Nokia Siemens Networks Finance B.V.:	EUR 750 million Credit Facility, maturing 2013

USD 1 923 million Revolving Credit Facility of Nokia Corporation is used primarily for US and Euro Commercial Paper Programs back up purposes. As at year end 2009, this facility was fully undrawn.

EUR 2 000 million Revolving Credit Facility of Nokia Siemens Networks Finance B.V. and Nokia Siemens Networks Oy is used for general corporate purposes. The Facility includes financial covenants related to gearing test, leverage test and interest coverage test of Nokia Siemens Networks. As of 31 December, 2009 EUR 49 million of the facility was utilized and all financial covenants were satisfied. The EUR 750 million Credit Facility of Nokia Siemens Networks Finance B.V. was fully utilized for general funding purposes.

As of December 31, 2009 the weighted average commitment fee on the committed credit facilities was 0.70% per annum.

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

The most significant existing funding programs include:

Issuer(s):
Nokia Corporation:	Medium Term Note (EMTN) program, totaling EUR 5 000 million
Nokia Corporation:	Shelf registration statement on file with the US Securities and Exchange Commission
Nokia Corporation:	Local commercial paper program in Finland, totaling EUR 750 million
Nokia Corporation:	US Commercial Paper (USCP) program, totaling USD 4 000 million
Nokia Corporation and Nokia International Finance B.V.:	Euro Commercial Paper (ECP) program, totaling USD 4 000 million

Of the above funding programs, EMTN, Shelf registration and US Commercial Paper program have been utilized in 2009. On December 31, 2009 a total of EUR 1 750 million, USD 1 500 million and USD 693 million were outstanding under these programs, respectively. Local commercial paper program and ECP program have not been used to a material degree in 2009.

Nokia’s international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings as of December 31, 2009 were:

Short-term:	Standard & Poor’s A-1 Moody’s P-1

Long-term:	Standard & Poor’s A Moody’s A2

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

The following table below is an undiscounted cash flow analysis for both financial liabilities and financial assets that are presented on the balance sheet, and off-balance sheet instruments such as loan commitments according to their remaining contractual maturity. Line-by-line reconciliation with the balance sheet is not possible.

		Due between 3		Due
	Due within 3	and 12	Due between 1	between	Due beyond
At 31 December 2009	months	months	and 3 years	3 and 5 years	5 years
	EURm	EURm	EURm	EURm	EURm

Non-current financial assets
Long-term loans receivable	—		36	6	4
Other non-current assets	—	—	3	1	1

Current financial assets
Current portion of long-term loans receivable	4	11	—	—	—
Short-term loans receivable	1	1	—	—	—
Investments at fair value through profit and loss	3	22	29	515	139
Available-for-sale investment	6 417	322	290	110	116
Cash	1 142
Cash flows related to derivative financial assets net settled :
Derivative contracts — receipts	88	(47)	80	110	27
Cash flows related to derivative financial assets gross settled:
Derivative contracts — receipts	14 350	1 067	—	—	—
Derivative contracts — payments	(14 201)	(1 037)	—	—	—
Accounts receivable(1), (2)	5 903	1 002	73	—	—

Non-current financial liabilities
Long-term liabilities	(124)	(96)	(594)	(2 973)	(2 596)
Current financial liabilities
Current portion of long-term loans	(3)	(41)	—	—	—
Short-term liabilities	(628)	(100)	—	—	—
Cash flows related to derivative financial liabilities net settled:
Derivative contracts — payments	(6)	6	(2)	10	52
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts — receipts	14 528	1 422	—	—	—
Derivative contracts — payments	(14 646)	(1 443)	—	—	—
Accounts payable(1)	(4 873)	(74)	(3)	—	—

Contingent financial assets and liabilities
Loan commitments given undrawn(2)	(59)	(40)	—	—	—
Loan commitments obtained undrawn(3)	—	—	2 841	—	—

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

		Due between 3		Due
	Due within 3	and 12	Due between 1	between	Due beyond
At 31 December 2008	months	months	and 3 years	3 and 5 years	5 years
	EURm	EURm	EURm	EURm	EURm

Non-current financial assets
Long-term loans receivable	—	—	19	6	8
Other non-current assets	1	1	3	—	1

Current financial assets
Current portion of long-term loans receivable	5	101	—	—	—
Short-term loans receivable	8	2	—	—	—
Available-for-sale investment	3 932	483	583	120	254
Cash	1 706	—	—	—	—
Cash flows related to derivative financial assets net settled :
Derivative contracts — receipts	5	3	1	—	—
Cash flows related to derivative financial assets gross settled:
Derivative contracts — receipts	19 180	5 184	—	—	—
Derivative contracts — payments	(18 322)	(5 090)	—	—	—
Accounts receivable(1)	6 702	1 144	70	—	—

Non-current financial liabilities
Long-term liabilities	(1)	(46)	(741)	(64)	(159)

Current financial liabilities
Current portion of long-term loans	—	(14)	—	—	—
Short-term liabilities	(3 207)	(388)	—	—	—
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts — receipts	15 729	4 859	—	—	—
Derivative contracts — payments	(16 599)	(4 931)	—	—	—
Accounts payable	(5 152)	(67)	(5)	—	—

Contingent financial assets and liabilities
Loan commitments given undrawn(2)	(197)	—	—	—
Financial guarantee given uncalled(2)	(2)	—	—	—	—
Loan commitments obtained undrawn(3)	—	—	50	362	—

(1)	Accounts receivable maturity analysis does not include accrued receivables and receivables accounted based on the percentage of completion method of EUR 1 004 million (2008: EUR 1 528 million).

(2)	Loan commitments given undrawn and financial guarantees given uncalled have been included in the earliest period in which they could be drawn or called.

(3)	Loan commitments obtained undrawn have been included based on the period in which they expire.

Notes to the Consolidated Financial Statements (Continued)

33.	Risk management (Continued)

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures. Insurance is purchased for risks, which cannot be efficiently internally managed and where insurance markets offer acceptable terms and conditions. The objective is to ensure that hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. Nokia) or potential liabilities (e.g. product liability) are optimally insured taking into account both cost and retention levels.

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

March 12, 2010