Form 20-F
period 2010-12-31
NOKIA CORP
filed 2011-03-11
CIK 924613

As filed with the Securities and Exchange Commission on March 11, 2011.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
Yes ☐  No ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis, except where we make clear that the term means Nokia Corporation or a particular subsidiary or business segment only, and except that references to “our shares,” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this annual report on Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, or EMU, and references to “dollars,” “US dollars,” “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this annual report contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.3269 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

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

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding:

•	the intention to form a strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform, including the expected plans and benefits of such partnership;

•	the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure;

•	the timing of the deliveries of our products and services;

•	our ability to innovate, develop, execute and commercialize new technologies, products and services;

•	expectations regarding market developments and structural changes;

•	expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services;

•	expectations and targets regarding our operational priorities and results of operations;

•	expectations and targets regarding collaboration and partnering arrangements;

•	the outcome of pending and threatened litigation;

•	expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and

•	statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:

1.	whether definitive agreements can be entered into with Microsoft for the proposed partnership in a timely manner, or at all, and on terms beneficial to us;

2.	our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through the proposed partnership with Microsoft;

3.	the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform;

4.	our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform;

5.	our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences;

6.	our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner;

7.	our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications;

8.	our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner;

9.	our ability to retain, motivate, develop and recruit appropriately skilled employees;

10.	our ability to implement our strategies, particularly our new mobile product strategy;

11.	the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment;

12.	our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors;

13.	our success in collaboration and partnering arrangements with third parties, including Microsoft;

14.	the success, financial condition and performance of our suppliers, collaboration partners and customers;

15.	our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services;

16.	our ability to source sufficient amounts of fully functional quality components, sub-assemblies and software on a timely basis without interruption and on favorable terms;

17.	our ability to manage our inventory and timely adapt our supply to meet changing demands for our products;

18.	our ability to successfully manage costs;

19.	our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011;

20.	the development of the mobile and fixed communications industry and general economic conditions globally and regionally;

21.	exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies;

22.	our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services;

23.	our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies;

24.	the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business;

25.	any disruption to information technology systems and networks that our operations rely on;

26.	unfavorable outcome of litigations;

27.	allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit;

28.	our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures;

29.	Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment;

30.	Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements;

31.	whether Nokia Siemens Networks’ acquisition of the majority of Motorola’s wireless network infrastructure assets will be completed in a timely manner, or at all, and, if completed, whether Nokia Siemens Networks is able to successfully integrate the acquired business, cross-sell its existing products and services to customers of the acquired business and realize the expected synergies and benefits of the planned acquisition;

32.	Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies;

33.	Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers;

34.	developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business;

35.	the management of our customer financing exposure, particularly in the networks infrastructure and related services business;

36.	whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks;

37.	any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks;

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

3A. Selected Financial Data

The financial data set forth below at December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010 have been derived from our audited consolidated financial statements included in Item 18 of this annual report. Financial data at December 31, 2006, 2007, and 2008 and for each of the years in the two-year period ended December 31, 2007 have been derived from our previously published audited consolidated financial statements not included in this annual report.

The financial data at December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)	2010(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)

Profit and Loss Account Data
Net sales	41 121	51 058	50 710	40 984	42 446	56 322
Operating profit	5 488	7 985	4 966	1 197	2 070	2 747
Profit before tax	5 723	8 268	4 970	962	1 786	2 370
Profit attributable to equity holders of the parent	4 306	7 205	3 988	891	1 850	2 455
Earnings per share (for profit attributable to equity holders of the parent)
Basic earnings per share	1.06	1.85	1.07	0.24	0.50	0.66
Diluted earnings per share	1.05	1.83	1.05	0.24	0.50	0.66
Cash dividends per share	0.43	0.53	0.40	0.40	0.40 (2)	0.53 (2)
Average number of shares (millions of shares)
Basic	4 063	3 885	3 744	3 705	3 709	3 709
Diluted	4 087	3 932	3 780	3 721	3 713	3 713

	December 31,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)	2010(1)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)

Balance Sheet Data
Fixed assets and other non-current assets	4 031	8 305	15 112	12 125	11 978	15 893
Cash and other liquid assets(3)	8 537	11 753	6 820	8 873	12 275	16 288
Other current assets	10 049	17 541	17 650	14 740	14 870	19 731
Total assets	22 617	37 599	39 582	35 738	39 123	51 912
Capital and reserves attributable to equity holders of the parent	11 968	14 773	14 208	13 088	14 384	19 086
Non-controlling interests	92	2 565	2 302	1 661	1 847	2 451
Long-term interest-bearing liabilities	69	203	861	4 432	4 242	5 628
Other long-term liabilities	327	1 082	1 856	1 369	1 110	1 473
Borrowings due within one year	180	887	3 591	771	1 037	1 376
Other current liabilities	9 981	18 089	16 764	14 417	16 503	21 898
Total shareholders’ equity and liabilities	22 617	37 599	39 582	35 738	39 123	51 912
Net interest-bearing debt(4)	(8 288)	(10 663)	(2 368)	(3 670)	(6 996)	(9 283)
Share capital	246	246	246	246	246	326

(1)	As from April 1, 2007, our consolidated financial data includes that of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of our former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, our consolidated financial data for the year ended December 31, 2006 is not directly comparable to any subsequent years and our consolidated financial data for the year ended December 31, 2007 is not directly comparable to any prior or subsequent years. Our consolidated financial data for the periods prior to April 1, 2007 included our former Networks business group only.

(2)	The cash dividend for 2010 is what the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 3, 2011.

(3)	For the years ended December 31, 2009 and 2010, cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, (3) available-for-sale investments, liquid assets and (4) investments at fair value through profit and loss, liquid assets. For the previous years, cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, and (3) available-for-sale investments, liquid assets.

(4)	Net interest-bearing debt consists of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.

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

Share Buy-backs

Under the Finnish Companies Act, Nokia Corporation may repurchase its own shares pursuant to either a shareholders’ resolution or an authorization to the Board of Directors approved by the company’s shareholders. The authorization may amount to a maximum of 10% of all the shares of the company and its maximum duration is 18 months. Our Board of Directors has been regularly authorized by our shareholders at the Annual General Meetings to repurchase Nokia’s own shares, and during the past three years the authorization covered 370 million shares in 2008, 360 million shares in 2009 and 360 million shares in 2010. The amount authorized each year has been at or slightly under the maximum limit provided by the Finnish Companies Act. Nokia has not repurchased any of its own shares since September 2008.

On January 27, 2011, we announced that the Board of Directors will propose that the Annual General Meeting convening on May 3, 2011 authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares. The proposed maximum number of shares that may be repurchased is the same as the Board’s current share repurchase authorization and it corresponds to less than 10% of all the shares of the company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the stock market. The authorization would be effective until June 30, 2012 and terminate the current authorization for repurchasing of the Company’s shares resolved at the Annual General Meeting on May 6, 2010.

The table below sets forth actual share buy-backs by the Group in respect of each fiscal year indicated.

EUR millions
	Number of shares	(in total)

2006	212 340 000	3 412
2007	180 590 000	3 884
2008	157 390 000	3 123
2009	—	—
2010	—	—

Cash Dividends

On January 27, 2011, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on May 3, 2011 a dividend of EUR 0.40 per share in respect of 2010.

The table below sets forth the amounts of total cash dividends per share and per ADS paid in respect of each fiscal year indicated. For the purposes of showing the US dollar amounts per ADS for 2006 through 2010, the dividend per share amounts have been translated into US dollars at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on the respective dividend payment dates.

					EUR millions
	EUR per share		USD per ADS		(in total)

2006	0.43		0.58		1 685
2007	0.53		0.83		1 992
2008	0.40		0.54		1 481
2009	0.40		0.49		1 483
2010	0.40	(1)	—	(2)	1 498 (3)

(1)	The proposal of the Board of Directors for shareholders’ approval at the Annual General Meeting convening on May 3, 2011.

(2)	The final US dollar amount will be determined on the basis of the decision of the Annual General Meeting and the dividend payment date.

(3)	Maximum amount to be distributed as dividend based on the number of shares at December 31, 2010. Earlier year figure represents the total actual amount paid.

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

Exchange Rate Data

The following table sets forth information concerning the noon buying rate for the years 2006 through 2010 and for each of the months in the six-month period ended February 28, 2011, expressed in US dollars per euro. The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange Rates
	Rate at	Average	Highest	Lowest
For the year ended December 31:	period end	rate	rate	rate
	(USD per EUR)

2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959

For the month ended:
September 30, 2010	1.3601	1.3103	1.3638	1.2708
October 31, 2010	1.3894	1.3900	1.4066	1.3688
November 30, 2010	1.3036	1.3654	1.4224	1.3036
December 31, 2010	1.3269	1.3221	1.3395	1.3089
January 31, 2011	1.3715	1.3371	1.3715	1.2944
February 28, 2011	1.3793	1.3656	1.3794	1.3474

On March 4, 2011, the noon buying rate was USD 1.3983 per EUR 1.00.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

Set forth below is a description of risk factors that could affect Nokia. There may be, however, additional risks unknown to Nokia and other risks currently believed to be immaterial that could turn out to be material. These risks, either individually or together, could adversely affect our business, sales, profitability, results of operations, financial condition, market share, brand, reputation and share price from time to time. Unless otherwise indicated or the context otherwise provides, references in these risk factors to “Nokia”, “we”, “us” and “our” mean Nokia’s consolidated operating segments—Devices & Services; NAVTEQ and Nokia Siemens Networks. Additional risks primarily related to Nokia Siemens Networks that could affect Nokia are detailed under the heading “Nokia Siemens Networks” below.

Our proposed partnership with Microsoft may not succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue for us.

The mobile communications industry continues to undergo significant changes. The broad convergence of the mobility, computing, consumer electronics and services industries has led to a significant shift in the mobile device market for smartphones from a device oriented strategy to a platform oriented strategy. Today, industry participants are creating competing ecosystems of mutually beneficial partnerships to combine the hardware, software, services and application environment to create high-quality differentiated winning smartphones. Consumers increasingly choose mobile products based on the quality of the software, web applications and services, together with the overall user experience, rather than the hardware. As a result, in volume and value terms, smartphones are capturing the major part of the growth and public focus in the mobile device market. We believe that winning smartphones deliver great hardware, compelling user interfaces and the coherent aggregation of a vast array of applications and services, including search, advertising, ecommerce, social networking, location-based services, entertainment and unified communications, which results from a broad ecosystem of those industry participants all contributing to the final mobile product and user experience. Our current smartphone platform utilizes the Symbian operating system, and we work with developers and other partners and collaborators to create applications and provide services and content for our smartphones. We invest our own resources in developing Symbian, which is royalty-free to us. Since the fall of 2010, the development of the Symbian platform has been under our control. We have also been working with Intel to develop a new smartphone platform, MeeGo, an open-sourced platform focused on longer-term next-generation devices.

Other smartphone platforms with their related ecosystems have gained significant momentum and market share, specifically Apple’s iOS proprietary platform and Google’s open source Android platform, and are continuing apace. Until very recently, we believed our competitive position in smartphones could be improved with Symbian, as well as MeeGo, and our strategy based on those platforms. We are now of the view, however, that for the longer term our Symbian platform is not sufficiently competitive in leading markets. Accordingly, on February 11, 2011, we announced our intention to enter into a broad strategic partnership with Microsoft that would combine our respective complementary assets and expertise to build a new global mobile ecosystem for smartphones (the “Microsoft partnership”). Under the proposed partnership, we would adopt, and license from Microsoft, Windows Phone as our primary smartphone platform. Microsoft will continue to license Windows Phones to other mobile manufacturers. The Microsoft partnership would provide us, however, with opportunities to innovate and customize on the Windows Phone platform with a view to differentiating Nokia smartphones from those of our competitors who also use the Windows Phone platform. The Microsoft partnership would also provide opportunities for new revenue sources from the combination of various services, such as our location-based assets with Microsoft’s broader search engine and advertising platform.

While we transition to Windows Phone as our primary smartphone platform, we will continue to leverage our investment in Symbian for the benefit of Nokia, our customers and consumers, as well as developers. This strategy recognizes the opportunity to retain and transition the installed base of approximately 200 million Symbian owners to Nokia Windows Phone smartphones over time. We expect to sell approximately 150 million more Symbian devices in the years to come, supported by our plan to deliver additional user interface and hardware enhancements. We will continue our development of MeeGo with increased emphasis on longer-term market exploration of next-generation devices, platforms and user experiences. We expect the transition to Windows Phone as our primary smartphone platform to take about two years. We and Microsoft have entered into a non-binding term sheet, and the proposed Microsoft partnership remains subject to the negotiation and execution of definitive agreements. See Item 4B. “Business Overview—Devices & Services—New strategy—Smartphones” for additional information about the proposed Microsoft partnership.

Our proposed partnership with Microsoft and change in our smartphone platform strategy are subject to certain risks and uncertainties, which could, either individually or together, significantly impair our ability to compete effectively in the smartphone market. If that were to occur, our business would become more dependent on sales in the mobile phones market, which is an increasingly commoditized and intensely competitive market, with substantially lower growth potential, prices and profitability compared to the smartphone market. Those risks and uncertainties include the following:

•	Definitive agreements with Microsoft for the proposed partnership may not be entered into in a timely manner, or at all, or on terms beneficial to us.

•	In choosing to adopt Windows Phone as our primary smartphone platform, we may forgo more competitive alternatives achieving greater and faster acceptance in the smartphone market. If we fail to finalize our partnership with Microsoft or the benefits of that partnership do not materialize as expected, we will have limited our options and more competitive alternatives may not be available to us in a timely manner, or at all.

•	The Windows Phone platform is a very recent, largely unproven addition to the market focused solely on high-end smartphones with currently very low adoption and consumer awareness relative to the Android and Apple platforms, and the proposed Microsoft partnership may not succeed in developing it into a sufficiently broad competitive smartphone platform.

•	Our expected transition to the Windows Phone platform may prove to be too long to compete effectively in the smartphone market longer term given the ongoing developments of other competing smartphone platforms.

•	Our ability to innovate and customize on the Windows Phone platform may not materialize as expected to enable us to produce smartphones that are differentiated from those of our competitors.

•	The Microsoft partnership may not achieve in a timely manner the necessary scale, product breadth, geographical reach and localization to be sufficiently competitive in the smartphone market.

•	The Microsoft partnership may erode our brand identity in markets where we are strong and may not enhance our brand identity in markets where we are weak. For example, our association with the Microsoft brand may impair our current strong market position in China and may not accelerate our access to a broader market in the United States.

•	New sources of revenue expected to be generated from the Microsoft partnership, such as increased monetization opportunities for us in services and intellectual property rights, may not materialize as expected, or at all.

•	The opportunity to integrate our location-based assets, including NAVTEQ, with Microsoft’s Bing search engine and adCenter advertising platform and leverage those combined assets to form a local search and advertising capability that generates new sources of revenue for us may not materialize as expected, or at all. This could also decrease the value of our location-based assets that might result in impairment charges.

•	We may not succeed in leveraging the Microsoft advertising assets to build and achieve the required scale for a Nokia-based online advertising platform on our smartphones that generates new sources of advertising-based revenue.

•	We may not succeed in creating a profitable business model when we transition from our royalty-free smartphone platform to the royalty-based Windows Phone platform due to, among other things, our inability to offset our higher cost of sales resulting from our royalty payments to Microsoft with new revenue sources and a reduction of our operating expenses, particularly our research and development expenses.

•	We will need to continue to innovate and find additional ways to create patentable inventions and other intellectual property, particularly as we would no longer be developing the core platform technology for our smartphones under the proposed Microsoft partnership. As a result, we may not be able to generate sufficient patentable inventions or other intellectual property to maintain, for example, the same size and/or quality patent portfolio as we have historically.

•	We may not be able to change our mode of working or culture to enable us to work effectively and efficiently with Microsoft in order to realize the stated benefits of the proposed partnership in a timely manner.

•	The negotiation and implementation of the proposed Microsoft partnership will require significant time, attention and resources of our senior management and others within the organization potentially diverting their attention from other aspects of our business.

•	The proposed Microsoft partnership may cause dissatisfaction and adversely affect the terms on which we do business with our other partners, mobile operators, distributors and suppliers, or foreclose the ability to do business with new partners, mobile operators, distributors and suppliers.

•	The implementation of the proposed Microsoft partnership may cause disruption and dissatisfaction among employees reducing their motivation, energy, focus and productivity, causing inefficiencies and other problems across the organization and leading to the loss of key personnel and the related costs in dealing with such matters.

•	We may not have or be able to recruit, retain and motivate appropriately skilled employees to implement successfully the Windows Phone smartphone platform and to work effectively and efficiently with Microsoft and the related ecosystem.

•	We may be required or choose to share with Microsoft personal or consumer data that has been made available to us, which could increase the risk of loss, improper disclosure or leakage of such personal or consumer data or create negative perceptions about our ability to maintain the confidentiality of such data.

•	Consumers may be more reluctant to provide personal data to us as a result of the proposed Microsoft partnership, which would hamper our ability to use our current business models, or create new ones, that rely on access to personal data.

•	We do not currently have tablets in our mobile product portfolio, which may result in our inability to compete effectively in that market segment in the future or forgoing that potential growth opportunity in the mobile market.

•	The assessment of our proposed partnership with Microsoft and new strategy could cause lowered credit ratings of our short and long-term debt or their outlook from the credit rating agencies and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our interest costs associated with any new debt instruments.

We may not be able to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform or we may not realize a return on our investment in MeeGo and next generation devices, platforms and user experiences.

The continued viability of our Symbian smartphones, even as we plan to deliver additional user interface and hardware enhancements, during the transition to Windows Phone as our primary smartphone platform is subject to certain risks and uncertainties, which could, either individually or together, significantly impair our market share, net sales and profitability. Those risks and uncertainties include the following:

•	Our mobile operator and distributor customers and consumers may no longer see our Symbian smartphones as attractive investments during the transition to Windows Phone. This would result in a loss of market share, which could be substantial, during the transition and which we may not be able to regain when quantities of Nokia Windows Phone smartphones are commercially available.

•	We may not succeed in transitioning over time our installed base of Symbian owners to our Windows Phone smartphones.

•	Application, services and content development by developers and other partners for Symbian may decline or cease, which would diminish the viability of our Symbian smartphones and their attractiveness to our mobile operator and distributor customers and consumers, as well as limit the opportunity to transition compatible aspects of our Symbian development to the Windows Phone ecosystem.

•	Our mobile operator and distributor customers may choose not to promote and market robustly some or all of our Symbian smartphones, may require monetary incentives, including significant price reductions, to do so or may discontinue some or all of our Symbian smartphone product lines.

•	Our suppliers may reduce the availability of certain components for our Symbian smartphones or we may not be able to obtain certain or sufficient components for our Symbian smartphones at attractive prices resulting in increased costs that we may not be able to pass on to our customers.

•	We may not be able to provide the necessary support for our Symbian smartphones organization and business during the transition to Windows Phone, including efficiently managing the phase-out over time of our investment in Symbian while maintaining acceptable profitability for those products.

•	We may lose key personnel and skilled employees involved in the development of our Symbian platform. We may also not be able to maintain employee motivation and focus to continue to innovate and develop on the Symbian smartphone platform or otherwise be able to maintain the quality of our Symbian smartphones.

•	Under our new strategy, MeeGo becomes an open-source, mobile platform project. Our investment in MeeGo will emphasize longer-term market exploration of next-generation devices, platforms and user experiences. We plan to ship a MeeGo-based mobile product later this year. If the market segment that we target with that mobile product does not materialize as expected, or if we fail to develop next-generation platforms, user experiences and mobile products, we may incur operating losses and accordingly not realize a return on our investment in this area.

Our ability to bring winning smartphones to the market in a timely manner will be significantly impaired if we are unable to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants.

The emergence of ecosystems in and around the mobile device market for smartphones represents the broad convergence of the mobility, computing, consumer electronics and services industries. Different industry participants—such as hardware manufacturers, software providers, developers, publishers, entertainment providers, advertisers and ecommerce specialists—are forming increasingly large communities of mutually beneficial partnerships in order to bring their offerings to the market. The nexus of the major smartphone ecosystems is the operating system and the development platform upon which smartphones are based and services built. We work with developers and other partners and collaborators to create applications and provide services and content for our Symbian smartphones and utilize the Qt development framework. Until very recently, we believed our competitive position in smartphones could be improved with Symbian, as well as MeeGo, and our strategy based on those platforms. We are now of the view, however, that for the longer term our Symbian platform is not sufficiently competitive in leading markets and our MeeGo project is focused on longer-term next-generation mobile products. Additionally, Symbian is proving to be a challenging development environment in which to meet the continuously expanding consumer requirements and around which to build a competitive global ecosystem of sufficient scale and attractiveness that brings value to all participants. Accordingly, on February 11, 2011, we announced our intention to enter into a broad strategic partnership with Microsoft and adopt Windows Phone as our primary smartphone platform designed to build a competitive global mobile ecosystem for our smartphones.

Our ability to build a competitive global ecosystem for our smartphones is subject to certain risks and uncertainties, which could, either individually or together, significantly impair our ability to bring winning smartphones to the market in a timely manner. If that were to occur, our business would become more dependent on sales in the mobile phones market, which is an increasingly commoditized and intensely competitive market, with substantially lower growth potential, prices and profitability compared to the smartphone market. Those risks and uncertainties include the following:

•	If we fail to finalize a partnership with Microsoft or the benefits of that partnership do not materialize as expected, we will have limited our options to build a competitive smartphone ecosystem with another partner or join another competitive smartphone ecosystem in a timely manner.

•	The Windows Phone platform may not achieve or retain broad or timely market acceptance or be preferred by ecosystem participants, mobile operators and consumers.

•	We may not be able to develop and execute with speed sufficient quantities of high-quality differentiated Nokia Windows Phone smartphones in order to achieve the scale needed for a competitive global ecosystem and the success of our own business and results of operations.

•	We may not be able to provide sufficient opportunities to innovate and customize on the Windows Phone platform in order to attract developers and other ecosystem participants seeking to differentiate their offerings on our smartphones from those of our competitors.

•	We may not succeed in rapidly expanding the Windows Phone platform and related ecosystem beyond its current use in high-end smartphones to more affordable smartphones.

•	Other competitive major smartphone ecosystems have advantages which may be difficult for us to overcome, such as first-mover advantage, momentum, engagement by developers, mobile operators and consumers and brand preference, and their advantages may become even greater during our transition to the Windows Phone platform.

•	The global ecosystem may not be flexible enough to allow local ecosystems to develop around and in connection with it.

•	Applicable developer tools may not gain needed traction or acceptance in the market, may be introduced late, or when introduced, do not offer technologies that developers are willing to use.

•	We may not succeed in creating business models which provide value to all participants in the ecosystem, including ourselves.

•	We may not succeed in reducing our smartphone operating expenses, including our research and development costs, which will impair our ability to create a profitable business model for a new global ecosystem.

•	We may not be able to change our mode of working or culture sufficiently to collaborate effectively and efficiently both internally and externally with a large community of partners.

•	We may not succeed in making the Nokia brand more desirable than brands of our competitors in smartphones.

•	We may not be able to attract developers and other participants to our ecosystem if they do not have the opportunity to leverage their offerings across a wide range of mobile products, particularly tablets, which we currently do not have in our mobile product portfolio.

We may not be able to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications.

The mobile phones market, a traditional area of strength for us, is also undergoing significant changes. Today, a different type of ecosystem from that of smartphones is emerging around mobile phones involving very low cost components and manufacturing processes. Speed to market and attractive pricing are critical success factors in the mobile phones market. In particular, the availability of complete mobile solutions chipsets from MediaTek has enabled the very rapid and low cost production of mobile phones by numerous manufacturers in the Shenzhen region of China, which have gained significant share in emerging markets. Moreover, many mid-range to low-end mobile phones increasingly offer access to the Internet and mobile applications and provide more smartphone-like experiences. Accordingly, we need to provide mobile phones in a timely and cost-efficient manner with differentiated hardware, localized services and applications that attract new users and connect new and existing users to their first Internet and application experience. Our ability to achieve this is subject to certain risks and uncertainties, including the following:

•	We may not be able to leverage our traditional competitive strengths of scale in manufacturing and logistics, as well as in our marketing and sales channels, to significantly increase the speed to market of our mobile phones in a sufficiently cost-competitive manner, particularly with mobile operators and consumers requiring increasing customization to meet divergent local needs and preferences.

•	We may be unable to source the right amount of components and at affordable cost.

•	The platforms that we deploy for our mobile phones may not provide sufficient flexibility and cost efficiency for application developers and other partners to create a vibrant ecosystem for mobile phones with increasingly smartphone-like experiences of Internet access and mobile applications.

•	We may need to make significant investments to further develop our mobile phone platforms in order to bring an upgraded mobile experience to traditional mobile phone consumers.

•	We may not succeed in innovating and developing sufficiently locally relevant services, applications and content in a speedy and cost-efficient manner to attract and retain consumers in multiple markets with divergent local needs and preferences.

•	Our brand preference may erode due to various factors, such as inadequate marketing, quality issues, lack of affordable locally-relevant services, applications and content or lack of success in smartphones.

•	Our management attention in smartphones and in the establishment of the new ecosystem for smartphones with Microsoft may result in less management attention paid to our mobile phones business.

Our failure to increase our speed of innovation, product development and execution will impair our ability to bring new competitive smartphones and mobile phones to the market in a timely manner.

We need to identify and understand the key market trends and user segments to address consumers’ expanding needs in order to bring new innovative and competitive smartphones and mobile phones to the market in a timely manner. We must follow, anticipate and be able to respond with speed to these key market trends, and actively create future trends in the market, through our product development processes. We also need to execute efficiently in creating and developing competitive products, and in bringing our products to market in a timely manner with compelling marketing messages that succeed in retaining and engaging our current, and attract new, customers and consumers. Our inability to innovate, develop and bring our mobile products to market and delays in the ramp up of new product deliveries may result from a variety of factors, including failure to anticipate consumer trends and needs; insufficient and ineffective internal and external execution in our research and product development processes; or an inability to secure necessary components or software assets from suppliers in sufficient quantities on a timely basis. Additionally, the software complexity and integration of the hardware and software functionalities, particularly in our smartphones, may cause unforeseen delays even close to anticipated launch of the mobile product. We are also increasingly dependent on application developers and other partners, which can lead to additional challenges and delays that are largely outside of our control.

Our ability to innovate and the need to increase the speed of our product development and execution are critical to the success of our new strategy, particularly the implementation of Windows Phone as our primary smartphone platform and in bringing products to market in a timely manner. In addition to the factors described above, delays in innovation, product development and execution may result from the added complexity of working in partnership with Microsoft to produce Nokia Windows Phone smartphones. For example, we may not be successful in changing our mode of working to collaborate effectively and efficiently with Microsoft, or be able to quickly determine and build the necessary infrastructure to manufacture Nokia Windows Phone smartphones, source the right chipsets and generally integrate the hardware and software that both we and Microsoft will be contributing.

Failures or delays in understanding or anticipating market trends or delays in innovation, product development and execution may result in a suboptimal portfolio of mobile products, gaps in certain price points or an uncompetitive offering. Our failure to deliver mobile products in a timely fashion to markets and in sufficient quantities not only may have a negative effect on our market share, net sales and profitability, but may also erode our brand through consumer disappointment. Moreover, our customers and consumers expect that the services and applications provided with and in connection with our mobile products have the same or more capabilities than those of our competitors, function properly and are of high quality. If we fail in launching the services, have insufficient breadth of available applications or content, have inadequate or unsuccessful updates to them or there are other defects or quality issues with our mobile products, this may cause consumer retention and engagement for our mobile products to deteriorate.

We may be unable to retain, motivate, develop and recruit appropriately skilled employees, which may hamper our ability to implement our strategies, particularly our new mobile product strategy.

Our success is dependent on our ability to retain, motivate, develop through constant competence training, and recruit appropriately skilled employees with a comprehensive understanding of our current and future businesses, technologies, software and products. This is particularly important for the successful implementation of our new mobile product strategy and the proposed Microsoft partnership, where we need highly-skilled, innovative and solutions-oriented personnel with new capabilities. The implementation of our new strategy is expected to have a significant impact on our personnel, including substantial reductions in personnel following the appropriate consultations. This may cause disruption and dissatisfaction among employees, as well as fatigue due to the cumulative effect of several other reorganizations in the past few years. As a result, employee motivation, energy, focus and productivity may be reduced causing inefficiencies and other problems across the organization and leading to the loss of key personnel and the related costs in dealing with such matters. Moreover, our employees may be targeted aggressively by our competitors during the implementation of our new strategy, and some employees may be more receptive to such offers, leading to the loss of key personnel. Accordingly, we may need to adjust our compensation and benefits policies and take other measures to attract, retain and motivate skilled personnel aligned with the changes to our mode of working and culture needed to implement our new strategy successfully. This will require significant time, attention and resources of our senior management and others within the organization and may result in increased costs. We have encountered, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and materially harm our business and results of operations.

We face intense competition in the mobile products and digital map data and related location-based content markets.

We experience intense competition in every aspect of our business and across all markets for our mobile products. Mobile device markets are increasingly segmented, diversified and commoditized. We face competition from a growing number of participants in different user segments, price points and geographical markets, as well as layers of the mobile product using different competitive means in each of them. In some of those layers, we may have more limited experience and scale than our competitors. This makes it more difficult and less cost-efficient for us to compete successfully with differentiated offerings across the whole mobile device market against more specialized competitors. It also limits our ability to leverage effectively our scale and other traditional strengths, such as our brand, manufacturing and logistics, distribution, strategic sourcing, R&D and intellectual property, to achieve significant advantages compared to our competitors.

In the smartphone market, we face intense competition from traditional mobile device manufacturers and companies in related industries, such as Internet-based product and service providers, mobile operators, business device and solution providers and consumer electronics manufacturers. Some of those competitors are currently viewed as more attractive partners for application developers, content providers and other key industry participants, resulting in more robust global ecosystems and more appealing smartphones; have more experience, skills, speed of product development and execution, including software development, and scale in certain segments of the smartphone market; have a stronger market presence and brand recognition for their smartphones; have created different business models to tap into significant new sources of revenues, such as advertising and subscriptions; or generally have been able to adjust their business models and operations in an effective and timely manner to the developing smartphone and related ecosystem market requirements.

The availability and success of Google’s free open source Android platform has made entry and expansion in the smartphone market easier for a number of hardware manufacturers which have chosen to join Android’s ecosystem, especially at the mid-to-low range of the smartphone market. Product differentiation is more challenging, however, potentially leading to increased commoditization of Android-based devices with the resulting downward pressure on pricing. On the other hand, the significant momentum and market share gains of the global ecosystems around Apple’s iOS proprietary platform and the Android platform have increased the competitive barriers to additional entrants looking to build a competing global smartphone ecosystem, like Nokia using the Windows Phone platform. At the same time, other ecosystems are being built which are attracting developers and consumers, such as Research in Motion’s efforts around Blackberry Messenger, and may result in fragmentation among ecosystem participants and the inability of new ecosystems to gain sufficient competitive scale. During the transition of our smartphones to the Windows Phone platform, our competitors will endeavor to attract our current and future consumers, mobile operators and other customers to their smartphone offerings. If our competitors succeed in that endeavor, this would erode our smartphone market share, which we may not be able to regain when quantities of Nokia Windows Phone smartphones are commercially available.

In the mobile phones market, an increasing number of our competitors, particularly recent entrants, have used, and we expect will continue to use, more aggressive pricing and marketing strategies, different design approaches and alternative technologies which consumers may prefer over our offering of mobile phones. Some competitors have chosen to focus on building mobile phones based on commercially available components, software and content, in some cases available at very low or no cost, which enable them to introduce their products much faster and at significantly lower cost to them and the consumer than we are able to do. We also face competition from vendors of legitimate, as well as unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets. The entry barriers for these vendors are very low as they are able to take advantage of licensed and unlicensed commercially available free or low cost components, software and content. Our failure to provide low cost differentiated alternatives for consumers in a timely manner or to enforce our intellectual property rights adversely affects our ability to compete efficiently in the market for mobile phones. Some of our competitors may also benefit from governmental support in their home countries and other measures that may have protectionist objectives. These factors could reduce the price competitiveness of our mobile phones and have a material adverse effect on our sales and profitability.

We do not currently have tablets in our mobile product portfolio, which may result in our inability to compete effectively in that market segment in the future or forgoing that potential growth opportunity in the mobile market.

With respect to digital map data and related location-based content, several global and local companies, as well as governmental and quasi-governmental agencies, are making more map data with improving coverage and content, and high quality, available free of charge or at lower prices. For example, NAVTEQ competes with Google which uses an advertising-based model allowing consumers and companies to use its map data and related services in their products free of charge. NAVTEQ also competes with companies such as TomTom, which licenses its map data and where competition is focused on the quality of the map data and pricing, and Open Street Map, which is a community-generated open source map available to users free of charge. Aerial, satellite and other location-based imagery is also becoming increasingly available and competitors are offering location-based products and services with the map data to both business customers and consumers in order to differentiate their offerings. Those developments may encourage new market entrants, cause business customers to incorporate map data from sources other than NAVTEQ or reduce the demand for fee-based products and services which incorporate NAVTEQ’s map database. Accordingly, NAVTEQ must positively differentiate its digital map data and related location-based content from similar offerings by our competitors and create competitive business models for our customers. In particular, the proposed Microsoft partnership business model to integrate our location-based assets, including NAVTEQ, with Microsoft’s Bing search engine and adCenter advertising platform to form a local search and advertising capability that generates new sources of revenue for us may not materialize as expected, or at all. This could also decrease the value of our location-based assets that might result in impairment charges.

Our ability to maintain and leverage our traditional strengths in the mobile product market may be impaired if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors.

We have a number of competitive strengths that have historically contributed significantly to our sales and profitability. These include our substantial scale, our differentiating brand, our world-class manufacturing and logistics system, the industry’s largest distribution network and our strong relationships with our mobile operator and distributor customers. Going forward, these strengths are critical core competencies that we will bring to the proposed partnership with Microsoft and the implementation of our Windows Phone smartphone strategy. Our ability to maintain and leverage these strengths also continues to be important to our competitiveness in the mobile phones market.

As discussed above, however, the proposed Microsoft partnership and the adoption of Windows Phone as our primary smartphone platform are subject to certain risks and uncertainties. Several of those risks and uncertainties relate to whether our mobile operator and distributor customers and consumers will be satisfied with our new strategy and proposed partnership with Microsoft. If those risks were to materialize and mobile operator and distributor customers and consumers as a consequence reduce their support and purchases of our mobile products, this would reduce our market share and net sales and in turn may erode our scale, brand, manufacturing and logistics, distribution and customer relations. The erosion of those strengths would impair our competitiveness in the mobile products market and our ability to execute successfully our new strategy and to realize fully the expected benefits of the proposed Microsoft partnership.

Also, as result of market developments, competitors’ actions or other factors within or out of our control, we may not be able to maintain these competitive strengths that we have benefitted from historically. It is also possible that such strengths or some of them become less relevant in the future or are replaced by other type of strengths required for future success in the mobile product market.

If any of the companies we partner and collaborate with, including Microsoft, were to fail to perform as planned or if we fail to achieve the collaboration or partnering arrangements needed to succeed, we may not be able to bring our mobile products to market successfully or in a timely way.

We are increasingly collaborating and partnering with third parties to develop technologies and products for our smartphones and mobile phones. These arrangements involve the commitment by each party of various resources, including technology, research and development efforts, services and personnel. Today, mobile products are developed in an ecosystem of multiple partnerships with different industry participants where our ability to collaborate successfully with the right partners is critical to our success in creating and delivering mobile products that are preferred by our customers and consumers. Although the objective of the collaborative and partnering arrangements is a mutually beneficial outcome for each party, our ability to introduce new mobile products that are commercially viable and meet our and our customers’ and consumers’ quality, safety, security and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize:

•	We fail to engage the right partners or on terms that are beneficial to us.

•	We are unable to collaborate and partner effectively with individual partners and simultaneously with multiple partners to execute and reach the targets set for the collaboration.

•	The arrangements with the parties we work with do not develop as expected.

•	The technologies provided by the parties we work with are not sufficiently protected or infringe third parties’ intellectual property rights in a way that we cannot foresee or prevent.

•	The technologies or products or services supplied by the parties we work with do not meet the required quality, safety, security and other standards or customer needs.

•	Our own quality controls fail.

•	The financial condition of our collaborative partners deteriorates which may result in underperformance by the collaborative partners or insolvency or closure of the business of such partners.

•	Our increasing reliance on collaborative partnering for Nokia-branded or co-branded products may result in more variable quality due to our more limited control which may have a negative effect on our reputation and erode the value of the Nokia brand.

The failure of the limited number of suppliers we depend on for the timely delivery of sufficient quantities of fully functional components, sub-assemblies and software on favorable terms and for their compliance with our supplier requirements could materially adversely affect our ability to deliver our mobile products profitably and on time.

Our manufacturing operations depend on obtaining sufficient quantities of fully functional components, sub-assemblies and software on a timely basis. Our principal supply requirements for our mobile products are for electronic components, mechanical components and software, which all have a wide range of applications in our products.

In some cases, a particular component may be available only from a limited number of suppliers. In addition, our dependence on third-party suppliers has increased as a result of our strategic decisions to outsource certain activities, for example parts of our own chipset as well as wireless modems R&D, and to expand the use of commercially available chipsets and wireless modems. Suppliers may from time to time extend lead times, limit supplies, change their partner preferences, increase prices or be unable to increase supplies to meet increased demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our mobile products on a timely basis. If we fail to anticipate customer demand properly, an over-supply or under-supply of components and production capacity could occur. In many cases, some of our competitors utilize the same contract manufacturers. If they have purchased capacity ahead of us, this could prevent us from acquiring the needed products, which could limit our ability to supply our customers or increase our costs. We also commit to certain capacity levels or component quantities which, if unused, will result in charges for unused capacity or scrapping costs. Additionally, with the increased bargaining power of other large manufacturers in the mobile device and electronics industry, we may not be able to achieve as favorable terms as in the past resulting in increased costs that we may not be able to pass on to our customers, as well as lapses in the availability of certain components, especially in situations of tight supply.

Moreover, a supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ and consumers’ product quality, safety, security and other standards. Consequently, some of our products may be unacceptable to us and our customers and consumers, or may fail to meet our quality controls. In case of issues affecting a product’s safety or regulatory compliance, we may be subject to damages due to product liability, or defective products, components or services may need to be replaced or recalled. Also, some suppliers may not be compliant with local laws, including, among others, local labor laws. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties or even insolvency or closure of its business, in particular due to difficult economic conditions. Due to our high volumes, any of these events could delay our successful and timely delivery of products that meet our and our customers’ and consumers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and results of operations or our reputation and brand value.

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

Many of the production sites of our suppliers are geographically concentrated. In the event that any of these geographic areas is generally affected by adverse conditions that disrupt production and/or deliveries from any of our suppliers, this could adversely affect our ability to deliver our products on a timely basis, which may materially adversely affect our business and results of operations.

We may fail to efficiently manage our manufacturing, service creation and delivery as well as logistics without interruption or make timely and appropriate adjustments, or fail to ensure that our products meet our and our customers’ and consumers’ requirements and are delivered on time and in sufficient volumes.

Our product manufacturing, service creation and delivery as well as logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve efficiency and flexibility of our manufacturing, service creation and delivery as well as logistics and to produce, create and distribute continuously changing volumes. We may experience difficulties in adapting our supply to meet the changing demand for our products, both ramping up and down production at our facilities as needed on a timely basis; maintaining an optimal inventory level; adopting new manufacturing processes; finding the most timely way to develop the best technical solutions for new products; managing the increasingly complex manufacturing process for our high-end products, particularly the software for those products; adapting our manufacturing processes for the requirements of the Windows Phone platform and the production of Nokia Windows Phone smartphones; or achieving manufacturing efficiency and flexibility, whether we manufacture our products and create our services ourselves or outsource to third parties. We may also face challenges in retooling our manufacturing processes to accommodate the production of devices in smaller lot sizes to customize devices to the specifications of certain mobile networks operators or to comply with regional technical standards. Further, we may experience challenges in having our services and related software fully operational at the time they are made available to customers and consumers, including issues related to localization of the services to numerous markets and to the integration of our services with, for example, billing systems of network operators.

We have from time to time outsourced manufacturing of certain products and components to adjust our production to demand fluctuations as well as to benefit from expertise others have in the production of certain mobile technologies. In future, we may increase the use of contract manufacturers to produce in the normal course the entire product, which is subject to certain risks involving, for example, the choice of contract manufacturers, the need to change our mode of operation to work effectively and efficiently with such manufacturers and otherwise manage the complexities of such relationships to ensure that the products meet all of the required specifications. We may also experience challenges caused by third parties or other external difficulties in connection with our efforts to modify our operations to improve the efficiency and flexibility of our manufacturing, service creation and delivery as well as logistics, including, but not limited to, strikes, purchasing boycotts, public harm to the Nokia brand and claims for compensation resulting from our decisions on where to locate our manufacturing facilities and business. Such difficulties may have a material adverse effect on our business and results of operations and may result from, among other things, delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing, service creation and delivery as well as logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Such failures or interruptions could result in our products not meeting our and our customers’ and consumers’ quality, safety, security and other requirements, or being delivered late or in insufficient or excess volumes compared to our own estimates or customer requirements, which could have a material adverse effect on our sales, results of operations, reputation and the value of the Nokia brand.

Any actual or even alleged defects or other quality, safety and security issues in our products, including the hardware, software and content used in our products, could have a material adverse effect on our sales, results of operations, reputation and the value of the Nokia brand.

Our products are highly complex, and defects in their design, manufacture and associated hardware, software and content have occurred and may occur in the future. Due to the very high production volumes of many of our mobile devices, even a single defect in their design, manufacture or associated hardware, software and content may have a material adverse effect on our business. Our smartphones, in particular, incorporate numerous functionalities, feature computer-like and consumer electronics-like hardware and are powered by sophisticated software. This complexity and the need for the seamless integration of the hardware, software and services elements and compatibility with other relevant technologies may also increase the risk of quality issues in our smartphones. Further, our mobile product portfolio is subject to continuous renewal which, particularly during periods of significant portfolio renewals, may increase the risk of quality issues related to our products, in particular in smartphones.

Defects and other quality issues may result from, among other things, failures in our own product and service creation and deliveries as well as manufacturing processes; failures of our suppliers to comply with our supplier requirements or failures in products and services created jointly with collaboration partners or other third parties where the development and manufacturing process is not fully in our control. Prior to shipment, quality issues may cause failures in ramping up the production of our products and shipping them to customers in a timely manner as well as related additional costs or even cancellation of orders by customers. After shipment, products may fail to meet marketing expectations set for them, may malfunction or may contain security vulnerabilities, and thus cause additional repair, product replacement, recall or warranty costs to us and harm our reputation. In case of issues affecting a product’s safety, regulatory compliance including but not limited to privacy or security, we may be subject to damages due to product liability, and defective products, components or service offerings may need to be replaced or recalled. With respect to our services, quality issues may relate to the challenges in having the services fully operational at the time they are made available to our customers and consumers and maintaining them on an ongoing basis. The use of NAVTEQ’s map data in our customers’ products and services, including Ovi Maps in our mobile devices, involves a possibility of product liability claims and associated adverse publicity. Claims could be made by business customers if errors or defects result in a failure of their products or services, or by end-users of those products or services as a result of actual or perceived errors or defects in the map database. In addition, the business customers may require us to correct defective data, which could be costly, or pay penalties if quality requirements or service level agreements are not satisfied.

We make provisions to cover our estimated warranty costs for our products. We believe that our provisions are appropriate, although the ultimate outcome may differ from the provided level which could have a positive or negative impact on our results of operations and financial condition.

Our mobile devices and related accessories are also subject to counterfeiting activities in certain markets. Counterfeit products may erode our brand due to poor quality. Such activities may affect us disproportionately due to our brand recognition in various markets. Furthermore, our products are increasingly used together with hardware, software or service components that have been developed by third parties, whether or not we have authorized their use with our products. However, such components, such as batteries or software applications and content, may not be compatible with our products and may not meet our and our customers’ and consumers’ quality, safety, security or other standards. Additionally, certain components or layers that may be used with our products may enable them to be used for objectionable purposes, such as to transfer content that might be illegal, hateful or derogatory. The use of our products with incompatible or otherwise substandard hardware, software or software components, or for purposes that are inappropriate, is largely outside of our control and could harm the Nokia brand.

Any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products could have a material adverse effect on our sales, results of operations, reputation and value of the Nokia brand.

Although we endeavor to develop products that meet the appropriate security standards, such as data protection, we or our products may be subject to hacking, viruses, worms and other malicious software, unauthorized modifications or illegal activities that may cause potential security risks and other harm to us, our customers or consumers and other end-users of our products. This may affect us disproportionately due to our market position in mobile products, as hackers tend to focus their efforts on popular products. Due to the very high volumes of many of our mobile products, and the evolving nature of services and map data, such events or mere allegations of such events may have a material adverse effect on our business.

In connection with providing our products to our customers and consumers certain customer feedback, information on consumer usage patterns and other personal and consumer data is collected and stored through our products, in particular with smartphones, either by the consumers or by us or our partners or subcontractors. Loss, improper disclosure or leakage of any personal or consumer data collected by us or that is available to our partners or subcontractors, made available to us or stored in or through our products could result in liability to us and harm our reputation and brand. In addition, governmental authorities may use our products to access the personal data of individuals without our involvement, for example, through so-called lawful intercept capability of network infrastructure. Even perceptions that our products do not adequately protect personal or consumer data collected by us, made available to us or stored in or through our products or that they are being used by third parties to access personal or consumer data could impair our sales or our reputation and brand value.

Our business and results of operations, particularly our profitability, may be materially adversely affected if we are not able to successfully manage costs related to our products and to our operations.

We need to introduce products in a cost-efficient and timely manner and manage proactively the costs and cost development related to our portfolio of products, including component sourcing, manufacturing, logistics and other operations. Historically, our market position and scale provided a significant cost advantage in many areas of our business, such as component sourcing, compared to our competitors, but our ability to leverage that advantage is now more limited. As well, we have benefitted from the cost of components eroding more rapidly than the price erosion of our mobile products. Recently, however, component cost erosion is generally slowing, a trend which adversely affected our profitability in 2010, and may do so in the future. Currency fluctuations may also have an adverse impact on our ability to manage our costs relative to certain of our competitors who incur a material part of their costs in other currencies than we do. If we fail to maintain or improve our market position and scale compared to our competitors across the range of our products, as well as leverage our scale to the fullest extent, or if we are unable to develop or otherwise acquire software, applications and content cost competitively in comparison to our competitors, or if our costs increase relative to those of our competitors due to currency fluctuations, any relative cost advantage may be eroded, which could materially adversely affect our competitive position, business and results of operations, particularly our profitability.

We need to manage our operating expenses and other internal costs to maintain cost efficiency and competitive pricing of our products. Any failure by us to determine the appropriate prioritization of operating expenses and other costs, to identify and implement on a timely basis the appropriate measures to adjust our operating expenses and other costs accordingly or to maintain reductions could have a material adverse effect on our business, results of operations and financial condition. In particular, our profitability could be materially adversely affected when we transition from our royalty-free Symbian smartphone platform to the royalty-based Windows Phone platform if we are unable to offset our higher cost of sales resulting from our royalty payments to Microsoft with new revenue sources from the proposed Microsoft partnership and a reduction in our operating expenses, particularly our research and development expenses.

Our products are subject to price erosion, both naturally over their life cycle and as a result of various other factors, including increased price pressure. We have also in the past and may continue to increase the proportion of devices sold at lower prices to reach wider groups of consumers, particularly in our smartphones. Other factors that may adversely impact the selling price of our mobile devices include the extent to which consumers do not upgrade their mobile devices, postpone replacement or replace their current device with a lower-priced device and the extent to which our regional mix is weighted towards emerging markets where lower-priced products predominate. Moreover, some of our competitors may continue to reduce their prices resulting in significantly lower profit margins than is customary or sustainable on a long-term basis in this industry, which would lower the selling price of our devices if we chose for competitive reasons to lower our prices. Our inability to lower our costs at the same rate or faster than the price erosion of our devices could have a material adverse effect on our business and results of operations, particularly our profitability.

We may be unable to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011.

We announced a new strategy, leadership team and operational structure for our devices and services business on February 11, 2011 designed to focus on speed, results and accountability. Effective April 1, 2011, there will be two business units: Smart Devices, focused on smartphones, and Mobile Phones, focused on mass-market mobile phones. The new strategy and operational structure is expected to have a significant impact on our operations and personnel, including substantial reductions in personnel following the appropriate consultations, as well as the related costs of the operational restructuring and personnel reductions.

The new strategy also involves changing our mode of working and culture to facilitate speed and agility in our innovation, product development and execution and accountability for results. Organizational changes of this nature consume significant time, attention and resources of our senior management and others within the organization, potentially diverting their attention from other aspects of our business. Additionally, when such changes are planned and implemented they may cause disruption and dissatisfaction among employees, as well as fatigue due to the cumulative effect of several other reorganizations in the past few years. As a result, employee motivation, energy, focus and productivity may be reduced causing inefficiencies and other problems across the organization and leading to the loss of key personnel and the related costs associated in dealing with such matters. Moreover, our employees may be targeted aggressively by our competitors during the implementation of our new strategy, and some employees may be more receptive to such offers leading to the loss of key personnel. These factors may have a more pronounced adverse impact due to the cumulative effect of the previous reorganizations. Should we fail to implement the new operational structure effectively and smoothly and effect the changes in our mode of working and culture, the efficiency of our operations and performance may be affected, which could have a material adverse effect on our business and results of operations, particularly our profitability. See “Item 4A. ‘‘History and Development of the Company—Organizational Structure” for more information about our new operational structure.

Our sales and profitability are dependent on the development of the mobile and fixed communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally.

Our sales and profitability are dependent on the development of the mobile and fixed communications industry in numerous diverse markets in terms of the number of new mobile subscribers, the number of existing subscribers who upgrade or replace their existing mobile devices and the number of active users of applications and services on our devices. In certain low penetration markets, in order to support a continued increase in mobile subscribers, we continue to be dependent on our own and mobile network operators’ and distributors’ ability to increase the sales volumes of lower cost mobile devices and on mobile network operators to offer affordable tariffs and tailored mobile network solutions designed for a low total cost of ownership. In highly penetrated markets, we are more dependent on our own and mobile network operators’ ability to successfully introduce value-added products, such as smartphones that drive the upgrade and replacement of devices, as well as ownership of multiple devices. We are also dependent on developers’ interest and success in creating value-added applications and other content in our products to achieve differentiation and additional consumer demand. NAVTEQ is dependent on the development of a wide variety of products that use its data, the availability and functionality of such products and the rate at which consumers and businesses purchase those products. Nokia Siemens Networks is dependent on the pace of investments made by mobile network operators and service providers in network infrastructure and related services. If we and the other market participants are not successful in our attempts to increase subscriber numbers, stimulate increased usage or drive upgrade and replacement sales of mobile devices and develop and increase demand for value-added services, or if mobile network operators and service providers invest in the related infrastructure and services less than anticipated, our business and results of operations could be materially adversely affected.

As we are a global company with sales in most countries of the world, our sales and profitability are dependent on general economic conditions globally and regionally. The traditional mobile communications industry has matured to varying degrees in different markets and, consequently, the industry is more vulnerable than before to the negative impacts of deteriorations in global economic conditions. Although the overall economic environment improved during 2010, in comparison to 2009, there still can be no assurances that a sustainable global recovery is underway or about the impact and timing of any such recovery in the various market where we do business. Continued uncertainty or deterioration in global economic conditions may result in our current and potential customers and consumers postponing or reducing spending on our products. In addition, mobile network operators may reduce the device subsidies that they offer to the consumers or attempt to extend the periods of contracts that obligate the consumer to use a certain device and postpone or reduce investment in their network infrastructure and related services. The demand for digital map information and other location-based content by automotive and mobile device manufacturers may decline in relation to any further contraction of sales in the automotive and consumer electronics industry.

In addition, any further deterioration in the global or regional economic conditions may:

•	Limit the availability of credit or raise the interest rates related to credit which may have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our distributors, independent retailers and network operator customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us.

•	Cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products.

•	Increase volatility in exchange rates which may increase the costs of our products that we may not be able to pass on to our customers and result in significant competitive benefit to certain of our competitors that incur a material part of their costs in other currencies than we do; hamper our pricing; and increase our hedging costs and limit our ability to hedge our exchange rate exposure.

•	Result in inefficiencies due to our deteriorated ability to appropriately forecast developments in our industry and plan our operations accordingly, delayed or insufficient investments in new market segments and failure to adjust our costs appropriately.

•	Cause reductions in the future valuations of our investments and assets and result in impairment charges related to goodwill or other assets due to any significant underperformance relative to historical or projected future results by us or any part of our business or any significant changes in the manner of our use of acquired assets or the strategy for our overall business.

•	Cause lowered credit ratings of our short and long-term debt or their outlook from the credit rating agencies and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our interest costs associated with any new debt instruments.

•	Result in failures of derivative counterparties or other financial institutions which could have a negative impact on our treasury operations.

•	Result in increased and/or more volatile taxes which could negatively impact our effective tax rate.

•	Impact our investment portfolio and other assets and result in impairment.

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

We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. There can be no assurance, however, that our hedging activities will be successful in mitigating the impact of exchange rate fluctuations. In addition, significant volatility in the exchange rates may increase our hedging costs, as well as limit our ability to hedge our exchange rate exposure in particular against unfavorable movements in the exchange rates of certain emerging market currencies and could have an adverse impact on our results of operations, particularly our profitability. Further, exchange rate fluctuations may have an adverse affect on our net sales, costs and results of operations, as well as our competitive position. Exchange rate fluctuations may also make our pricing more difficult as our products may be re-routed by the distribution channels for sale to consumers in other geographic areas where sales can be made at more favorable exchange rates by those channels. Further, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro as well as the market price of our ADSs. For a more detailed discussion of exchange risks, see Item 5A. “Operating Results—Certain Other Factors—Exchange Rates” and Note 35 of our consolidated financial statements included in Item 18 of this annual report.

Our products include increasingly complex technologies, some of which have been developed by us or licensed to us by certain third parties. As a consequence, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and/or costly and time-consuming litigation, which could have a material adverse effect on our business, results of operations and financial condition.

Our products include increasingly complex technologies, some of which have been developed by us and some by third parties. As the amount of such proprietary technologies and the number of parties claiming intellectual property rights continues to increase, even within individual products, as the range of our products becomes more diversified and we enter new businesses, and as the complexity of the technology increases, the possibility of alleged infringement and related intellectual property claims against us continues to rise. The holders of patents and other intellectual property rights potentially relevant to our products may be unknown to us, may have different business models, may refuse to grant licenses to their proprietary rights, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could impair our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components and various layers in our products, or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers’ use of our products and such claims may also influence consumer behavior.

In many aspects, the business models for mobile services have not yet been established. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive licensing terms may have a material adverse effect on the cost or timing of content-related services offered by us, mobile network operators or third-party service providers, and may also indirectly affect the sales of our mobile devices.

Since all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards, for example, the standards related to so-called 3G and 4G mobile communication technologies, as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. While we believe that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and thus costly and time-consuming litigation over such issues has resulted and may continue to result in the future. While the rules of many standard setting bodies, such as the European Telecommunication Standardization Institute, or ETSI, often apply on a global basis, the enforcement of those rules may involve national courts, which means that there may be a risk of different interpretation of those rules.

From time to time, some existing patent licenses may expire or otherwise become subject to renegotiation. The inability to renew or finalize such arrangements or new licenses with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products and could result in payments that potentially could have a material adverse effect on our operating results and financial condition. These legal proceedings may continue to be expensive and time-consuming and divert the efforts of our management and technical personnel from our business, and, if decided against us, could result in restrictions on our ability to sell our products, require us to pay increased licensing fees, substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our business, results of operations and financial condition.

Our patent license agreements may not cover all the future businesses that we may enter; our existing businesses may not necessarily be covered by our patent license agreements if there are changes in Nokia’s corporate structure or in companies under Nokia’s control; or our newly-acquired businesses may already have patent license agreements with terms that differ from similar terms in our patent license agreements. This may result in increased costs, restrictions to use certain technologies or time-consuming and costly disputes whenever there are changes in our corporate structure or in companies under our control, or whenever we enter new businesses or acquire new businesses.

Nokia Siemens Networks has access to certain licenses through cross-licensing arrangements with its current shareholders, Nokia and Siemens. If there are changes to Nokia Siemens Networks’ corporate structure, including a sale of Nokia Siemens Networks’ shares by one or both of its current shareholders, Nokia Siemens Networks may be unable to rely on some of its existing licenses. There can be no assurance that such licenses could be replaced on terms that are commercially acceptable.

We make accruals and provisions to cover our estimated total direct IPR costs for our products. The total direct IPR cost consists of actual payments to licensors, accrued expenses under existing agreements and provisions for potential liabilities. We believe that our accruals and provisions are appropriate for all technologies owned by others. The ultimate outcome, however, may differ from the provided level which could have a positive or negative impact on our results of operations and financial condition.

Any restrictions on our ability to sell our products due to expected or alleged infringements of third-party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into a licensing agreement. If licensing agreements were not available or available on commercially acceptable terms, we could be precluded from making and selling the affected products, or could face increased licensing costs. As new features are added to our products, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results. See Item 4B. “Business Overview—Devices & Services—Patents and Licenses”; “—NAVTEQ—Patents and Licenses” and “—Nokia Siemens Networks—Patents and Licenses” for a more detailed discussion of our intellectual property activities.

Our products include numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies on which we depend. Third parties may use without a license or unlawfully infringe our intellectual property or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies. This may have a material adverse effect on our business and results of operations.

Our products include numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies on which we depend. Despite the steps that we have taken to protect our technology investment with intellectual property rights, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other intellectual property rights will be sufficiently broad to protect our technology. Third parties may infringe our intellectual property relating to our non-licensable proprietary features or by ignoring their obligation to seek a license.

Any patents or other intellectual property rights that are granted to us may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for us. Other companies have commenced and may continue to commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. Also, if any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from using such patents as a basis for product differentiation or from licensing the invalidated or limited portion of our intellectual property rights, or we could lose part of the leverage we have in terms of our own intellectual property rights portfolio. Even if such a patent challenge is not successful, it could be expensive and time-consuming, divert attention of our management and technical personnel from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in research and development, which may have a negative effect on our business and results of operations. See Item 4B. “Business Overview—Devices & Services—Patents and Licenses”; “—NAVTEQ—Patents and Licenses”; and “—Nokia Siemens Networks—Patents and Licenses” for a more detailed discussion of our intellectual property activities.

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

We generate sales from and have manufacturing facilities located in various emerging market countries. Sales from those countries represent a significant portion of our total sales and those countries represent a significant portion of any expected industry growth. Accordingly, economic or political turmoil in those countries could materially adversely affect our sales and results of operations and the supply of devices and network infrastructure equipment manufactured in those countries. Further, the economic conditions in emerging market countries may be more volatile than in developed countries and the purchasing power of our customers and consumers in those countries depends to a greater extent on the price development of basic commodities and currency fluctuations which may render our products too expensive to afford. Our business and investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable or unpredictable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. For example, Nokia Siemens Networks, as well as its competitors, were adversely affected in 2010 by the implementation of security clearance requirements in India which prevented the completion of product sales to customers, and could be similarly affected again in 2011, leading to ongoing uncertainty in that market. See Note 2 to our consolidated financial statements included in Item 18 of this annual report for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

Changes in various types of regulation and trade policies as well as enforcement of such regulation and policies in countries around the world could have a material adverse effect on our business and results of operations.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work and our customers do business. We develop many of our products based on existing regulations and technical standards, our interpretation of unfinished technical standards or there may be an absence of applicable regulations and standards. As a result, changes in various types of regulations, their application and trade policies applicable to current or new technologies or products may adversely affect our business and results of operations. For example, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of those networks. Export control, tariffs or other fees or levies imposed on our products and environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products could also adversely affect our sales and results of operations. For example, copyright collecting societies in several member states of the EU as well as in several other countries claim that due to their capability to play and store copyrighted content, mobile devices should be subject to similar copyright levies that are charged for products such as compact disc, digital video disc or digital audio players. Any new or increased levies and duties could result in costs which lead to higher prices for our products, which may in turn impair their demand. In addition, changes in various types of regulations or their application with respect to taxation or other fees collected by governments or governmental agencies may result in unexpected payments to be made by us.

Our expansion into the provision of services has resulted in a variety of new regulatory issues and subjects us to increased regulatory scrutiny. Moreover, our competitors have employed and will likely continue to employ significant resources to shape the legal and regulatory regimes in countries where we have significant operations. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that make our services less appealing to the end users, require us to incur substantial costs, change our business practices or prevent us from offering the services. These changes or increased costs could negatively impact our business.

The impact of changes in or uncertainties related to regulation and trade policies could affect our business and results of operations adversely even though the specific regulations do not always directly apply to us or our products. In addition to changes in regulation and trade policies, our business may be adversely affected by local business culture and general practices in some regions that are contrary to our code of conduct. If our employees or subcontractors engage in any bribery, corruption or other unsound business practices, this may result in fines, penalties or other sanctions to us. Additionally, such practices or allegations of such practices may result in the loss of reputation and business. Detecting, investigating and resolving such situations may also result in significant costs, including the need to engage external advisors, and consume significant time, attention and resources of our management. Further, our business and results of operations may be adversely affected by regulation and trade policies favoring the local industry participants as well as other measures with potentially protectionist objectives which host governments in different countries may take, particularly in response to difficult global economic conditions.

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

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy, and disruptive to normal business operations and divert the efforts of our management. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, results of operations and financial condition.

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

Over the past ten years Nokia has been involved in several class action matters alleging that Nokia and other manufacturers and cellular service providers failed to properly warn consumers of alleged potential adverse health effects and failed to include headsets with every handset to reduce the potential for alleged adverse health effects. All but one of these cases have been withdrawn or dismissed, with one dismissal currently on appeal. In addition, Nokia and other mobile device manufacturers and cellular service providers were named in five lawsuits by individual plaintiffs who allege that radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor.

Although Nokia products are designed to meet all relevant safety standards and recommendations globally, we cannot guarantee we will not become subject to product liability claims or be held liable for such claims or be required to comply with future regulatory changes in this area that could have a material adverse effect on our business. Even a perceived risk of adverse health effects of mobile devices or base stations could have a material adverse effect on us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a material adverse effect on our reputation and brand value, results of operations as well as share price.

Nokia Siemens Networks

In addition to the risks described above, the following are risks primarily related to Nokia Siemens Networks that could affect Nokia.

Nokia Siemens Networks may be unable to execute effectively and in a timely manner its plan designed to improve its financial performance and market position and increase profitability or Nokia Siemens Networks may be unable to otherwise continue to reduce operating expenses and other costs.

Nokia Siemens Networks announced in 2009 a plan designed to improve its financial performance and market position and increase profitability. The plan included a reorganization of Nokia Siemens Networks’ business units to provide a more customer-focused structure, which came into effect on January 1, 2010, as well as extensive operating expense, production overhead and procurement cost reductions. The plan also included a global personnel review which resulted in personnel reductions. Implementation of the plan is continuing. In addition, Nokia Siemens Networks otherwise seeks to reduce operating expenses and other costs on an ongoing basis.

Executing this plan has consumed and may continue to consume significant time, attention and resources of Nokia Siemens Networks’ management which could negatively impact Nokia Siemens Networks’ business. Personnel reductions may result in reduced productivity and dissatisfaction among employees and lead to loss of key personnel. These factors may have a more pronounced adverse impact due to Nokia Siemens Networks having been subject to various restructuring measures in the past. If Nokia Siemens Networks fails to execute its plan successfully or to otherwise reduce its operating expenses and other costs on an ongoing basis, its market share may decline which could result in the loss of scale benefits and reduce competitiveness and its financial performance may deteriorate.

Nokia Siemens Networks is a company jointly owned by Nokia and Siemens and consolidated by Nokia. Accordingly, the financial performance of Nokia Siemens Networks, including the announced measures targeted to improve its financial performance, may also require further support from the shareholders of Nokia Siemens Networks in the form of additional financing, guarantees, consents or agreements by the shareholders regarding measures planned by its management, or through other means. Nokia and Siemens do not, however, guarantee Nokia Siemens Networks’ current financial obligations. If Nokia Siemens Networks fails to achieve such support from its shareholders, our business, results of operations and financial condition could be materially adversely affected.

In addition, Nokia Siemens Networks has received expressions of interest from private equity firms seeking to invest. There can be no assurance that such expressions of interest will result in any further investment in Nokia Siemens Networks, nor can there be any assurance that the ownership of Nokia Siemens Networks will, or will not, change in the future or any new shareholder will provide any support to Nokia Siemens Networks.

Competition in the mobile and fixed networks infrastructure and related services market is intense. Nokia Siemens Networks’ may be unable to maintain or improve its market position or respond successfully to changes in the competitive environment.

The competitive environment in the mobile and fixed networks infrastructure and related services market continues to be intense and is characterized by equipment price erosion, a maturing of industry technology and intense price competition. Moreover, mobile network operators’ cost reductions are reducing the amount of available business resulting in increased competition and pressure on pricing and profitability. Overall, participants in this market compete with each other on the basis of product offerings, technical capabilities, quality, service and price. Nokia Siemens Networks competes with companies that have larger scale and higher margins affording such companies more flexibility on pricing, while some competitors may have stronger customer finance possibilities due to internal policies or governmental support, for example in the form of trade guarantees, allowing them to offer products and services at very low prices or with attractive financing terms. Nokia Siemens Networks also faces increasing competition from the entry into the market of low cost competitors from China, which endeavor to gain market share by leveraging their low cost advantage in tenders for customer contracts. Competition for new communication service provider customers as well as for new infrastructure deployments is particularly intense and focused on price. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. If Nokia Siemens Networks cannot respond successfully to the competitive requirements in the mobile and fixed networks infrastructure and related services market, our business and results of operations, particularly profitability, may be materially adversely affected.

Nokia Siemens Networks seeks to increase sales in geographic markets in which price competition is less intense. If Nokia Siemens Networks is not successful in increasing its sales in those markets or the price competition in those markets intensifies, as a result of the entry into those markets of low cost competitors, price reductions by existing competitors or otherwise, our business, sales, results of operations, particularly profitability, and financial condition may be materially adversely affected.

In addition, Nokia Siemens Networks has expanded its enterprise mobility infrastructure as well as its managed service, systems integration and consulting businesses through acquisitions and collaborative arrangements, such as partnering with third parties. Nokia Siemens Networks expects to make further investments in these areas in a focused manner. If Nokia Siemens Networks fails to increase its competitiveness through these and other measures and if there is a deterioration of Nokia Siemens Networks financial performance as a result, this may have a material adverse effect on our business, results of operations and financial condition, and we may need to make further impairment charges.

Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements depend on access to available credit under Nokia Siemens Networks’ credit facilities and other credit lines. If a significant number of those sources of liquidity were to be unavailable, or cannot be refinanced when they mature, this would have a material adverse effect on our business, results of operations and financial condition.

To provide liquidity and meet its working capital requirements, Nokia Siemens Networks is party to certain credit facilities and has arranged for other committed and uncommitted credit lines. Nokia Siemens Networks’ ability to draw upon those resources is dependent upon a variety of factors, including compliance with existing covenants, the absence of any event of default and, with respect to uncommitted credit lines, the lenders’ perception of Nokia Siemens Networks’ credit quality. The covenants under Nokia Siemens Networks’ existing credit facilities require it, among other things, to maintain a maximum gearing ratio. Nokia Siemens Networks’ ability to satisfy these and other existing covenants may be affected by events beyond its control and there can be no assurance that Nokia Siemens Networks will be able to comply with its existing covenants in the future. Any failure to comply with the covenants under any of Nokia Siemens Networks’ existing credit facilities may constitute a default under its other credit facilities and credit lines and may require Nokia Siemens Networks to either obtain a waiver from its creditors, renegotiate its credit facilities, raise additional financing from existing or new shareholders or repay or refinance borrowings in order to avoid the consequences of a default. There can be no assurance that Nokia Siemens Networks would be able to obtain such a waiver, to renegotiate its credit facilities, to raise additional financing from existing or new shareholders or to repay or refinance its borrowings on terms that are acceptable to it, if at all. In addition, any failure by Nokia Siemens Networks to comply with its existing covenants, any actual or perceived decline in Nokia Siemens Networks’ business, results of operations or financial condition or other factors may result in a deterioration of lenders’ perception of Nokia Siemens Networks’ credit quality, which may negatively impact Nokia Siemens Networks’ ability to renegotiate its credit facilities, refinance its borrowings or to draw upon its uncommitted credit lines. Although Nokia Siemens Networks believes it has sufficient resources to fund its operations, if a significant number of those sources of liquidity were to be unavailable, or cannot be refinanced when they mature, this could have a material adverse effect on our business, results of operations and financial condition.

Nokia Siemens Networks may be unable to complete its planned acquisition of the majority of the wireless infrastructure networks assets of Motorola in a timely manner, or at all, and, if completed, to successfully integrate the acquired business or cross-sell Nokia Siemens Networks’ existing products and services to customers of the acquired business and realize the expected synergies and benefits of the acquisition.

On July 19, 2010, Nokia Siemens Networks and Motorola jointly announced that Nokia Siemens Networks and Motorola had entered into an agreement under which Nokia Siemens Networks will acquire the majority of Motorola’s wireless network infrastructure assets for USD 1.2 billion in cash.

The acquisition is subject to customary closing conditions, including regulatory approvals, and is subject to certain risks and uncertainties, including:

•	The acquisition does not receive all regulatory approvals or fulfil closing conditions and does not close in a timely manner, or at all.

•	The financial data on which the decision to undertake the acquisition was based on is materially inaccurate

•	The difficulty in integrating the acquired business in an efficient and effective manner.

•	The challenges in achieving the strategic objectives, cost savings and other benefits from the acquisition.

•	Existing customers of the acquired business may be reluctant, unwilling or unable to maintain their customer relationship with Nokia Siemens Networks after the acquisition.

•	The markets of the acquired business do not evolve as anticipated and the technologies acquired do not prove to be those needed to be successful in those markets.

•	Nokia Siemens Networks may not successfully access the acquired business’ existing product markets due to a lack of requisite capabilities, regulatory reasons or otherwise.

•	The potential loss of key employees of the acquired business.

•	The risk of diverting the attention of senior management from Nokia Siemens Networks’ operations.

•	The risks associated with integrating financial reporting and internal control systems.

•	Difficulties in expanding information technology systems and other business processes to accommodate the acquired business.

•	Impairments of goodwill could arise as a result of the acquisition.

•	Unexpected contingent or undisclosed liabilities may be acquired with the acquired business and agreed indemnities may provide insufficient coverage against such liabilities.

•	If Nokia Siemens Networks does not successfully cross-sell its existing products and services to customers of the acquired business, Nokia Siemens Networks may not realize the expected expansion of its customer base.

Nokia Siemens Networks’ may fail to effectively and profitably invest in new products, services, upgrades and technologies and bring them to market in a timely manner.

The mobile and fixed networks infrastructure and related services market is characterized by rapidly changing technologies, frequent new solutions requirements and product feature introductions and evolving industry standards.

Nokia Siemens Networks’ success depends to a significant extent on the timely and successful introduction of new products, services and upgrades of current products to comply with emerging industry standards and to address competing technological and product developments carried out by Nokia Siemens Networks’ competitors. The research and development of new and innovative technologically-advanced products, including the introduction of new radio frequency technologies, as well as upgrades to current products and new generations of technologies, is a complex and uncertain process requiring high levels of innovation and investment, as well as accurate anticipation of technology and market trends. Nokia Siemens Networks may focus its resources on technologies that do not become widely accepted or ultimately prove not to be viable. Nokia Siemens Networks’ sales and operating results will depend to a significant extent on its ability to maintain a product portfolio and service capability that is attractive to its customers; to enhance its existing products; to continue to introduce new products successfully and on a timely basis and to develop new or enhance existing tools for its services offerings.

Nokia Siemens Networks’ failure to effectively and profitably invest in new products, services, upgrades and technologies and bring them to market in a timely manner could result in a loss of sales and market share and could have a material adverse effect on our results of operations, particularly profitability, and financial condition.

Increasingly, Nokia Siemens Networks’ sales and profitability depend on its success in the telecommunications infrastructure services market. Nokia Siemens Networks’ may fail to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers.

A key component of Nokia Siemens Networks’ business priorities is an increasing focus on the mobile and fixed networks infrastructure services market, which it believes will be a key driver of its sales and profitability. Nokia Siemens Networks’ success in the services market is dependent on a number of factors, including adapting its policies and procedures to the additional emphasis on a services business model, recruiting and retaining skilled personnel, its ability to successfully develop recognition as a software and services company and acceptance of its services offering in that market, an ability to maintain efficient and low cost operations, delays in implementing initiatives, further consolidation of Nokia Siemens Networks’ customers, increased competition and other factors which Nokia Siemens Networks may not be able to anticipate.

If Nokia Siemens Networks is not successful in implementing its services business priority and achieving the desired outcomes in a timely manner or if the services market fails to develop in the manner currently anticipated by Nokia Siemens Networks, its business will remain focused on the traditional network systems product offering, which is increasingly characterized by equipment price erosion, maturing industry technology, intense price competition and non-recurring sales. If that occurs, and the current trends in the traditional network systems market continue, this could have a material adverse effect on our business, results of operations, particularly profitability, and financial condition.

The networks infrastructure and related services business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may have a material adverse effect on our business, results of operations and financial condition.

Large multi-year contracts, which are typical in the networks infrastructure and related services business, include a risk that the timing of sales and results of operations associated with those contracts will differ from what was expected when the contracts were entered into. Moreover, such contracts often require the dedication of substantial amounts of working capital and other resources, which may negatively affect Nokia Siemens Networks’ cash flow, particularly in the early stages of a contract, or may require Nokia Siemens Networks to sell products and services in the future that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products and services. Any non-performance by Nokia Siemens Networks under those contracts may have a material adverse effect on us because network operators have demanded and may continue to demand stringent contract undertakings, such as penalties for contract violations.

The networks infrastructure and related services business is also dependent on a limited number of customers and consolidation among those customers is continuing. In addition, network operators are increasingly entering into network sharing arrangements, which further reduce the number of networks available for Nokia Siemens Networks to service. As a result of this trend and the intense competition in the industry, Nokia Siemens Networks may be required to provide contract terms increasingly favorable to the customer to remain competitive. Any unfavorable developments in relation to or any change in the contract terms applicable to a major customer may have a material adverse effect on our business, results of operations and financial condition.

Providing customer financing or extending payment terms to customers can be a competitive requirement in the networks infrastructure and related services business and may have a material adverse effect on our business, results of operations and financial condition.

Communication service providers in some markets may require their suppliers, including Nokia Siemens Networks, to arrange, facilitate or provide financing in order to obtain sales or business. They may also require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on Nokia Siemens Networks’ working capital, may be significant. In response to the tightening of the credit markets in 2009 and 2010, requests for customer financing and extended payment terms have increased in volume and scope. While Nokia Siemens Networks moderately increased the amount of financing it provided directly to its customers in 2010, as a strategic market requirement Nokia Siemens Networks primarily arranged and facilitated, and plans to continue to arrange and facilitate, financing to a number of customers, typically supported by Export Credit or Guarantee Agencies. In the event that those agencies face future constraints in their ability or willingness to provide financing to Nokia Siemens Networks’ customers, it could have a material adverse effect on our business. Nokia Siemens Networks has agreed to extended payment terms for a number of customers, and it will continue to do so. Extended payment terms may continue to result in a material aggregate amount of trade credits. Even when the associated risk is mitigated by the fact that the portfolio relates to a variety of customers, defaults in the aggregate could have a material adverse effect on us.

Nokia Siemens Networks cannot guarantee that it will be successful in arranging, facilitating or providing needed financing, including extended payment terms to customers, particularly in difficult financial market conditions. In addition, certain of Nokia Siemens Networks’ competitors may have greater access to credit financing than Nokia Siemens Networks, which could adversely affect Nokia Siemens Networks’ ability to compete successfully for business in the networks infrastructure and, indirectly, in the related services sectors. Nokia Siemens Networks’ ability to manage its total customer finance and trade credit exposure depends on a number of factors, including its capital structure, market conditions affecting its customers, the level and terms of credit available to Nokia Siemens Networks and to its customers, the cooperation of the Export Credit or Guarantee Agencies and its ability to mitigate exposure on acceptable terms. Nokia Siemens Networks may not be successful in managing the challenges associated with the customer financing and trade credit exposure that it may have from time to time. While defaults under financings and trade credits to Nokia Siemens Networks’ customers resulting in impairment charges and credit losses have not been a significant factor for us, these may increase in the future. See “Item 5B. “Liquidity and Capital Resources—Structured Finance,” and Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.

Some of the Siemens carrier-related operations transferred to Nokia Siemens Networks have been and continue to be the subject of various criminal and other governmental investigations related to whether certain transactions and payments arranged by some current or former employees of Siemens were unlawful. As a result of those investigations, government authorities and others have taken and may take further actions against Siemens and/or its employees that may involve and affect the assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer or violations that may have occurred after the transfer of such assets and employees.

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

The internal review by Nokia Siemens Networks and Nokia is complete. Siemens has informed us that its own investigation is also complete. Although the government investigations of Siemens by German and United States authorities have been concluded and resolved, investigations in other countries continue, as well as investigations of Siemens employees and other individuals. Accordingly, until these investigations are complete and the matter is resolved, it is not possible to ensure that Siemens employees who may have been involved in the alleged violations of law were not transferred to Nokia Siemens Networks. Nor is it possible to predict the extent to which there may be undetected additional violations of law that may have occurred prior to the transfer that could result in additional investigations or actions by government authorities. Such actions have, and could include criminal and civil fines, tax liability, as well as other penalties and sanctions. To date, none of the substantial fines imposed on Siemens by regulators in Germany and the United States has applied to Nokia Siemens Networks or Nokia. It is also not possible to predict whether there have been any ongoing violations of law after the formation of Nokia Siemens Networks involving the assets and employees of the Siemens carrier-related operations that could result in additional actions by government authorities. The development of any of these situations could have a material adverse effect on Nokia Siemens Networks and our reputation, business, results of operations and financial condition. In addition, detecting, investigating and resolving such situations have been, and might continue to be, expensive and consume significant time, attention and resources of Nokia Siemens Networks’ and our management, which could harm our business and that of Nokia Siemens Networks.

The government investigations may also harm Nokia Siemens Networks’ relationships with existing customers, impair its ability to obtain new customers, business partners and public procurement contracts, affect its ability to pursue strategic projects and transactions or result in the cancellation or renegotiation of existing contracts on terms less favorable than those currently existing or affecting its reputation. Nokia Siemens Networks has terminated relationships, originated in the Siemens carrier-related operations, with certain business consultants and other third-party intermediaries in some countries as their business terms and practices were contrary to Nokia Siemens Networks’ Code of Conduct, thus foregoing business opportunities. It is not possible to predict the extent to which other customer relationships and potential business may be affected by Nokia Siemens Networks legally compliant business terms and practices. Third-party civil litigation may also be instigated against the Siemens carrier-related operations and/or employees transferred to Nokia Siemens Networks.

Siemens has agreed to indemnify Nokia and Nokia Siemens Networks for any government fines or penalties and damages from civil law suits incurred by either, as well as in certain instances for loss of business through terminated or renegotiated contracts, based on violations of law in the Siemens carrier-related operations that occurred prior to the transfer to Nokia Siemens Networks.

We cannot predict with any certainty the final outcome of the ongoing investigations related to this matter, when and the terms upon which such investigations will be resolved, which could be a number of years, or the consequences of the actual or alleged violations of law on our or Nokia Siemens Networks’ business, including its relationships with customers.

ITEM 4.	INFORMATION ON THE COMPANY

4A. History and Development of the Company

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi, people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

For 2010, our net sales totaled EUR 42.4 billion (USD 56 billion) and operating profit was EUR 2.1 billion (USD 2.7 billion). At the end of 2010, we employed 132 427 people; had production facilities for mobile products and network infrastructure in nine countries; sales in more than 160 countries; and a global network of sales, customer service and other operational units.

History

During our 146 year history, Nokia has evolved from its origins in the paper industry to become a world leader in mobile communications. Today, Nokia brings mobile products and services to more than one billion people from virtually every demographic segment of the population.

The key milestones in our history are as follows:

•	In 1967, we took our current form as Nokia Corporation under the laws of the Republic of Finland. This was the result of the merger of three Finnish companies: Nokia AB, a wood-pulp mill founded in 1865; Finnish Rubber Works Ltd, a manufacturer of rubber boots, tires and other rubber products founded in 1898; and Finnish Cable Works Ltd, a manufacturer of telephone and power cables founded in 1912.

•	We entered the telecommunications equipment market in 1960 when an electronics department was established at Finnish Cable Works to concentrate on the production of radio-transmission equipment.

•	Regulatory and technological reforms have played a role in our success. Deregulation of the European telecommunications industries since the late 1980s stimulated competition and boosted customer demand.

•	In 1982, we introduced the first fully-digital local telephone exchange in Europe, and in that same year we introduced the world’s first car phone for the Nordic Mobile Telephone analog standard.

•	The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity in addition to high-quality sound, was followed by the European resolution in 1987 to adopt GSM as the European digital standard by July 1, 1991.

•	The first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja in 1991, and in the same year Nokia won contracts to supply GSM networks in other European countries.

•	In the early 1990s, we made a strategic decision to make telecommunications our core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computer, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested during the period from 1989 to 1996.

•	Mobile communications evolved rapidly during the 1990s and early 2000s, creating new opportunities for devices in entertainment and enterprise use. This trend—where mobile devices increasingly support the features of single-purposed product categories such as music players, cameras, pocketable computers and gaming consoles—is often referred to as digital convergence.

•	Nokia Siemens Networks began operations on April 1, 2007. The company, jointly owned by Nokia and Siemens AG and consolidated by Nokia, combined Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks.

•	In recent years, we have supported the development of our services and software capabilities with acquisitions of key technologies, content and expertise. For example, in 2008 we acquired NAVTEQ,

a leading provider of comprehensive digital map information and related location-based content and services, as well as Trolltech, whose Qt technology forms the basis of the tools we and third party developers use to develop services and applications for Nokia smartphones. In 2010, we acquired Motally, whose mobile analytics service enables developers and publishers to optimize the development of their mobile applications through increased understanding of how users engage; MetaCarta to obtain its geographic intelligence technology and expertise; and Novarra, whose mobile browser and services platform is being used by Nokia to deliver enhanced Internet experiences on Nokia’s Series 40-based mobile phones.

•	We are also partnering with third parties as we seek to create the best user experiences for our customers. For instance, in 2010, we formed an alliance with Yahoo!, whereby Nokia is the exclusive, global provider of Yahoo!’s maps and navigation services, integrating Ovi Maps across Yahoo! properties, and Yahoo! is the exclusive, global provider of Nokia’s Ovi Mail and Ovi Chat services.

•	In 2010, Nokia Siemens Networks announced that it had entered into an agreement to acquire the majority of the wireless network infrastructure assets of Motorola. The planned acquisition is expected to enhance Nokia Siemens Networks’ capabilities in key wireless technologies, including WiMAX and CDMA, and strengthen its market position in key geographic markets, in particular Japan and the United States. Nokia Siemens Networks is also targeting to gain incumbent relationships with more than 50 operators and strengthen relationships with certain of the largest communication service providers globally as a result of the acquisition. The Motorola acquisition is expected to close after the final antitrust approval by the Chinese regulatory authorities has been granted and the other closing conditions have been met.

•	As part of our efforts to concentrate on services that we have identified as core to Nokia’s offering, we have also made disposals, including, most recently, the sale of our wireless modem business to Renesas Electronics Corporation as part of a strategic business alliance between the two companies to develop modem technologies for HSPA+/LTE (Evolved High-Speed Packet Access / Long-Term Evolution) and its evolution.

•	In February 2011, Nokia announced a new strategy, leadership team and operational structure designed to accelerate our speed of execution in the intensely competitive mobile products market. The main elements of the new strategy include: plans for a broad strategic partnership with Microsoft to build a new global mobile ecosystem, with Windows Phone serving as Nokia’s primary smartphone platform; a renewed approach to capture volume and value growth to connect “the next billion” to the Internet in developing growth markets; focused investments in next-generation disruptive technologies; and a new leadership team and operational structure designed to focus on speed, accountability and results.

Organizational Structure

We currently have three operating and reportable segments for financial reporting purposes: Devices & Services; NAVTEQ; and Nokia Siemens Networks.

Devices & Services is responsible for developing and managing our portfolio of mobile products, which we make for all major consumer segments, as well as designing and developing services, including applications and content, that enrich the experience people have with their mobile devices. Devices & Services also manages our supply chains, sales channels, brand and marketing activities and explores corporate strategic and future growth opportunities for Nokia.

As of April 1, 2011, we will have a new operational structure, which features two distinct business units in Devices & Services business: Smart Devices and Mobile Phones. They will focus on our key business areas: smartphones and mass-market mobile phones. Each unit will have profit-and-loss responsibility and end-to-end accountability for the full consumer experience, including product development, product management and product marketing.

Starting April 1, 2011, we will present our financial information in line with the new organizational structure and provide financial information for our three businesses: Devices & Services, NAVTEQ and Nokia Siemens Networks. Devices & Services will include two business units: Smart Devices and Mobile Phones as well as devices and services other and unallocated items. For IFRS financial reporting purposes, we will have four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, NAVTEQ and Nokia Siemens Networks.

NAVTEQ is a leading provider of comprehensive digital map information and related location-based content and services for mobile navigation devices, automotive navigation systems, Internet-based mapping applications, and government and business solutions.

Nokia Siemens Networks, jointly owned by Nokia and Siemens and consolidated by Nokia, provides mobile and fixed network infrastructure, communications and networks service platforms, as well as professional services and business solutions, to operators and service providers. Nokia Siemens Networks has three business units: Network Systems; Global Services; and Business Solutions.

For a breakdown of our net sales and other operating results by category of activity and geographical location in 2010, see Item 5 and Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Other

We primarily invest in research and development, sales and marketing, and building the Nokia brand. However, over the past few years we have increased our investment in services and software development tools, including acquiring a number of companies with specific technology assets and expertise. During 2011, we currently expect the amount of capital expenditure, excluding acquisitions, to be approximately EUR 800 million, and to be funded from our cash flow from operations. During 2010, our capital expenditures, excluding acquisitions, totaled EUR 679 million, compared with EUR 531 million in 2009. For further information regarding capital expenditures see Item 5A. “Operating Results” and for a description of capital expenditures by our reportable segments see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

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

Devices & Services

Market Overview

Since the early 1990s, mobile telecommunications penetration has grown rapidly, and today the majority of the world’s population owns a mobile device. The mobile telecommunications market is often characterized in terms of mobile phones and smartphones. The distinction between these two classes of mobile products is typically rooted in their differing capabilities in terms of software and hardware, the richness of the experience they offer and the volume of data they process. Mobile phones, for instance, have been primarily used for calling and text messaging; however, today many models increasingly offer access to the Internet and mobile applications, and can provide more smartphone-like experiences. With their more sophisticated operating systems, smartphones offer a richer Internet experience, giving their users faster connections to the Internet, as well as, for example, the ability to access social media, navigate, record high-definition video, take high-resolution photographs, share media, play video games and more.

As the availability of faster and more affordable Internet connections has increased and the relevant technology and hardware become more affordable, demand for mobile products that enable people to connect to the Internet has grown rapidly. In volume and value terms, the smartphone segment has captured the major part of this growth. The latest breed of smartphones is geared towards greater Internet usage, featuring larger screens, more powerful processors, greater memory and storage, and more sophisticated operating systems than their earlier counterparts. At the same time, the increased affordability of many smartphones is making them attractive to a broader range of consumer groups and geographic markets, such that they no longer represent only a high-end niche of the market. Demand has also grown for other large handheld Internet-centric computing devices, such as tablets and e-readers, which trade off pocketability for larger screen sizes. Many of the devices in this emerging third category of devices offer access to the Internet over WiFi and 3G networks and, like smartphones, are increasingly offered in combination with an operator data plan that gives the user unlimited or a predefined amount of access to the Internet using their device.

Due to the broad convergence of the mobility, computing, consumer electronics and services industries, the competitive landscape of the mobile device market has continued to undergo significant changes. Particularly in the smartphone and tablets segments, success for mobile product manufacturers is now primarily shaped by their ability to build, catalyze or be part of a competitive ecosystem where different industry participants—such as hardware manufacturers, software providers, developers, publishers, entertainment providers, advertisers and ecommerce specialists—are forming increasingly large communities of mutually beneficial partnerships in order to bring their offerings to market. A vibrant ecosystem creates value for consumers, giving them access to a rich and broad range of user experiences. There are different ecosystems reflecting the different operating systems and development platforms available for mobile devices. Developers and publishers decide how to allocate their time and resources in application development and content delivery according to various criteria, including the quality and simplicity of the development tools that are at their disposal as well as the current and potential size of the addressable market and business opportunity. As a result, the competitive landscape is increasingly characterized more as competition between different ecosystems rather than individual hardware manufacturers or products. Ecosystems in the smartphone segment include those based around Apple’s iOS and Google’s Android operating systems, as well as Research in Motion’s Blackberry OS, with the former two, in particular, gaining significant momentum and market share. In the mobile phones segment a different ecosystem is emerging involving very low cost components and manufacturing processes. In particular, the availability of complete mobile solutions chipsets from MediaTek has enabled the very rapid and low cost production of mobile phones by numerous manufacturers in the Shenzhen region of China which have gained significant share in emerging markets.

New Strategy

On February 11, 2011, we announced a new strategy, including changes to our leadership team and operational structure designed to accelerate our speed of execution in an intensely competitive mobile products market. The main elements of our new strategy are as follows.

Smartphones: We plan to form a broad strategic partnership with Microsoft that would combine our respective complementary assets and expertise to build a new global mobile ecosystem for smartphones. Under the proposed partnership, we would adopt, and license from Microsoft, Windows Phone as our primary smartphone platform. While Microsoft will continue to license Windows Phones to other mobile manufacturers, the proposed Microsoft partnership would provide us with opportunities to innovate and customize on the Windows Phone platform, such as in imaging where we are a market leader, with a view to differentiating Nokia smartphones from those of our competitors who also use the Windows Phone platform. We would contribute our expertise on hardware, design, language support and help bring Windows Phone to a broader range of price points, market segments and geographies. We and Microsoft would closely collaborate on joint marketing initiatives and a shared development roadmap to align on the future evolution of mobile products. The goal for both partners is that by combining our complementary assets in search, maps, location-based services, ecommerce, social networking, entertainment, unified communications and advertising, we would jointly create an entirely new consumer proposition. We would also combine our developer ecosystem activities to accelerate developer support for the Windows Phone platform on Nokia devices.

We expect the transition to Windows Phone as our primary smartphone platform to take about two years. While we transition to Windows Phone as our primary smartphone platform, we will continue to leverage our investment in Symbian for the benefit of Nokia, our customers and consumers, as well as developers. We and Microsoft have entered into a non-binding term sheet, and the proposed Microsoft partnership remains subject to the negotiation and execution of definitive agreements.

Mobile phones: In mobile phones, we are renewing our strategy to focus on capturing volume and value growth by leveraging our innovation and strength in developing growth markets to connect the next billion people to their first Internet and application experience.

Almost 90% of the world’s population lives within range of a mobile signal, yet there are more than 3 billion people who do not own a mobile device. Of the estimated 3.7 billion people who do own a mobile device, fewer than half use it to access the Internet, either out of choice or because Internet connectivity is not available. Nokia recognizes that there is a significant opportunity to bring people everywhere, affordable mobile products that enable simple and efficient web browsing, as well as give access to maps and other applications and innovations.

Next-generation disruptive technologies: Under our new strategy, MeeGo becomes an open-source, mobile operating system project. MeeGo will place increased emphasis on longer-term market exploration of next-generation devices, platforms and user experiences.

Our new strategy is supported by changes in Nokia’s leadership, operational structure and approach designed to focus on speed, results and accountability. See Item 4A. “History and Development of the Company—Organizational Structure” and Item 6A. “Directors and Senior Management—Nokia Leadership Team”.

The following business overview continues to describe our mobile devices business prior to the announcement of our new strategy and changes in operational structure for our Devices & Services business, effective April 1, 2011, in order to align with the financial segment reporting and related operating and financial review discussion through December 31, 2010 contained in this annual report.

Mobile Phones

We produce a range of affordable mobile phones based on the Series 30 and Series 40 operating systems. Our Series 30 operating system powers our most cost-effective voice and messaging phones. These products have voice capability, basic messaging and calendar features, and, increasingly, color displays, radios, basic cameras and Bluetooth functionality. They are targeted at consumers for whom a low total cost of ownership is most important and all of our Series 30 models retail for less than EUR 50. Series 30-based mobile phones do not provide Internet connectivity, access to Ovi or offer opportunities for application development by third parties. New additions to our portfolio of Series 30-based mobile phones in 2010 included the Nokia 1616, equipped with a long-lasting anti-dust keypad, FM radio, a flashlight, and a display that makes viewing information on the small screen easier.

Our Series 40 operating system powers the majority of our mobile phone models and supports more functionalities and applications, such as Internet connectivity and access to our services. These devices, often called feature phones, are targeted at consumers for whom a balance between cost of ownership, functionality and style is most important, with many of our Series 40-based mobile phones retailing for between EUR 50 and EUR 200. Series 40 is open to third-party developers to build Java and Adobe Flash Lite applications and content, which they can make available through the Ovi Store. The EUR 50+ price segment has attracted a number of participants who are competing not just on affordability, but also by incorporating into their products software and hardware innovations more readily associated with smartphones. Our Series 40 operating system has evolved over time to support richer functionality, and some of our latest models incorporate smartphone-like hardware elements and design features. For example, among the new additions to our portfolio of Series 40-based mobile phones in 2010 was the Nokia X3 Touch & Type, one of Nokia’s thinnest mobile devices. It combines a touchscreen and a traditional phone keypad, is equipped with a 5 megapixel camera, quad-band for voice calling and 3G, HSPA and WiFi connectivity for data in a bushed aluminum finish. Other new additions to our portfolio included the Nokia C3 Touch & Type, a stainless steel device, which also combines the touch screen and traditional phone keypad, and the Nokia 2690, our lowest-cost device with a memory card slot, and which gives access to Ovi Mail and features an FM radio and VGA camera.

We are also incorporating some of the software features and related services popular in our smartphones into our Series 40-based mobile phones, while seeking to retain the simplicity and ease-of-use of the devices’ user interface. These include the new Ovi web browser, which is based on the browser technology that we obtained as part of our acquisition in 2010 of Novarra, Inc. We also offer Ovi Mail, a free email service designed especially for users in emerging markets with Internet-enabled devices. In some markets we have introduced Life Tools, which enables consumers to access timely and relevant agricultural information, as well as education, healthcare and entertainment services, without requiring the use of GPRS or Internet connectivity.

Smartphones

Nokia’s smartphones are currently based on the Symbian operating system, which supports a wide array of functionalities and provides opportunities for the development of sophisticated applications and content by third parties. During 2010, Nokia also offered a product built on the Linux-based Maemo operating system.

We make smartphones for a broad range of consumer groups, addressing the market for feature-rich mobile devices offering Internet access, entertainment, location-based and other services, applications and content. With smartphones, we capture value from traditional single-purpose product categories, including music players, cameras, pocketable computers, gaming consoles and navigation devices, by bringing combinations of their various functionalities into a single device. Our smartphones cover a wide range of price points, from our most affordable smartphones retailing for just over EUR 100 to upwards of EUR 500 for our most premium models. The global smartphone market has enjoyed strong growth in recent years in both volume and value terms, and as the cost of the relevant technology and hardware has decreased, smartphones have become more affordable for more people in more geographic markets.

During the second half of 2010, we introduced a family of mid-priced and premium smartphones based on a new generation of the Symbian operating system that is designed to offer an improved user experience, a higher standard of quality and competitive value to consumers. These were the Nokia N8, a smartphone crafted from anodized aluminum and available in a variety of colors, and which offers industry-leading imaging, video and entertainment capabilities; the Nokia C7, a sleek, full-touch smartphone crafted from stainless steel and glass that is designed to appeal especially to social networkers; the Nokia C6-01, a smaller, full-touch smartphone that features Nokia ClearBlack display technology for improved outdoor visibility; and the Nokia E7, a business smartphone equipped with a full keyboard and 4-inch touchscreen display also featuring Nokia ClearBlack technology. In addition to bringing more than 250 new features and improvements to the Symbian software, these four new smartphones also showcase the improvements we have made to the Ovi experience to make it faster, simpler and more fun. We have also endeavored to offer a better experience to developers through the unified Qt development environment. By using Qt’s programming interface, both our own and third party developers are able to build an application once and simultaneously make it available for our Symbian and future MeeGo-based products as well as many products supported by other mobile and desktop operating systems without having to rewrite the source code.

During 2010, we also introduced a number of more affordable models based on the Symbian operating system, including the Nokia C6-00, a messaging-optimized smartphone with a 3.2-inch HD touchscreen display, a slide out four-row QWERTY keyboard and a 5 megapixel camera; and the Nokia E5, a messaging-optimized QWERTY smartphone that builds on the success of the Nokia E71 and Nokia E72.

During 2011, Nokia plans to complement its offering of mobile phones and smartphones with its first mobile device based on the MeeGo operating system. MeeGo is an open-source, mobile operating system project and our own development around MeeGo will place increased emphasis on longer-term market exploration of next-generation devices. MeeGo was formed from the merger by Nokia and Intel of their respective Maemo and Moblin Linux-based computer operating systems during 2010. Nokia has previously deployed Maemo on Internet tablets and, most recently, the Nokia N900, which was the first Maemo-based device offering cellular functionality.

Services

While we deploy and utilize different operating systems for our mobile phones and smartphones, we have also worked to offer some commonalities in the look and feel of the user interface, as well as in the user experience, across the different categories of device. An important part of our effort in this respect are our services, including those under our Ovi brand, through which users of Nokia mobile phones and smartphones can enrich their mobile experience. Ovi can be accessed on Nokia mobile devices, through the Nokia Ovi Suite software for desktop computers, as well as at www.ovi.com, giving Nokia users easy access to, for example, popular applications and games, in our view the world’s best maps and navigation through a mobile device, a music store with millions of music tracks, free email and more. The various elements of Ovi are undergoing continuous improvement designed to ensure the best possible experience for Nokia users.

As part of our efforts to develop Ovi, we have expanded the availability of its different elements to different geographies, invested in the technological infrastructure to support Ovi’s continual smooth operation and taken steps to improve the user interface of the different elements. We are working to ensure that each element of Ovi is not only viable and positively differentiated from competitor offerings on a standalone basis, but also over time more integrated with other elements to create an overall Ovi experience. One example is Gig Finder, a Nokia-developed application which recommends music events based on the user’s own music tastes, shows these events on Ovi Maps, and gives the user the ability to compare ticket prices and purchase tickets as well as directly download music tracks from Ovi Music. By March 2011, more than 300 000 new consumers a day were signing up for Ovi. In addition, by March 2011, more than 100 developers and publishers had each surpassed the one million downloads mark for their applications and content in the Ovi Store.

The following provides a brief description of each of the main elements of Ovi, as well as highlights in their development during 2010 and the early part of 2011.

•	Maps gives consumers access to world-class mapping and navigation. Maps utilizes NAVTEQ’s digital maps database and has been evolving from a static map to a dynamic platform upon which users can add their own content and access location-based services as well as content placed on the map by third parties, such as Lonely Planet, Michelin, HRS and TripAdvisor. Our smartphones include high-end drive and walk navigation features such as turn-by-turn voice guidance, at no extra cost for consumers in 100 markets. Additionally, more than 100 cities around the world have dedicated pedestrian navigation. With the release of the latest version of Ovi Maps, users can download maps directly to their device over Wi-Fi as well as enjoy mapping that includes public transport lines for subways, trams and trains in more than

80 cities around the world. In 2010, as part of the newly-formed strategic alliance with Yahoo!, Nokia became the exclusive global provider of Yahoo!’s maps and navigation services, integrating Ovi Maps across Yahoo! properties, branded as “powered by Ovi.”

•	Store is a place where people can download thousands of popular applications and games, many of which are localized for a wide variety of geographies and cultures. During 2010, Nokia launched a renewed Store, offering an improved consumer user experience, including a redesigned look and feel and faster performance as well as enhancements to the way content is displayed and discovered. As of March 2011, the Store was attracting more than 4 million downloads a day. This compares with around 1.5 million downloads a day in March 2010.

•	Music offers a catalog of more than 11 million music tracks, including lots of music from local artists. During 2010, Nokia migrated its Nokia Music Store digital music service to the new Ovi Music platform, which is designed to deliver an enhanced mobile and personal computer (PC) music download experience for new and existing users. The Ovi Music platform brings DRM-free music, improved search, a more attractive user interface, common Ovi branding and numerous user experience enhancements, including over-the-air one-click album downloads. Ovi Music is available in 38 markets. As part of Nokia’s ongoing strategy to deliver market-leading, locally relevant experiences, the decision was made to discontinue production of Ovi Music-unlimited edition devices—with the exception of some high growth markets—as of December 31, 2010. However, in all markets we will continue to offer the full service to existing and new users until the end of their current subscription.

•	Mail is a free email service designed especially for users in emerging markets with Internet-enabled devices. The service can be set up and accessed without ever needing a PC. In 2010, as part of our strategic alliance, Yahoo! became the exclusive global provider of Nokia’s Ovi Mail as well as our Ovi Chat instant messaging service branded as “Ovi Mail / Ovi Chat powered by Yahoo!”.

•	Life Tools is a subscription service through which people can access timely and relevant agricultural information, as well as education, healthcare and entertainment services, without requiring the use of GPRS or Internet connectivity. We currently offer Life Tools across China, India, Indonesia and Nigeria and to date, almost 9 million people have experienced the service. In Nigeria, where Nokia launched the service in November 2010, a farmer can, for example, use the text-based service to check crop prices at markets nearby to find the best market for his product without incurring the time and money that would have otherwise been spent travelling to markets to check prices. Life Tools is available on select Nokia mobile phones, including the Nokia 1616, our popular Series 30-based model.

In addition to developing the Ovi experience on our smartphones, we also work closely with third-party companies, application developers and content providers in other areas that we believe could positively differentiate our smartphones from those of our competitors. One area of focus has been Nokia Messaging, our push email and instant messaging service which pushes email from all of the world’s major consumer email services providers directly to the user’s device. By March 2011, Nokia Messaging was available in more than 200 countries and territories, covering more than 600 operator networks. Another area of focus is our strategic alliance with Microsoft to design and market a suite of productivity applications for Nokia smartphones. During 2010, we made available Microsoft Communicator Mobile, the first application developed as part of this alliance, which gives employees direct access to corporate instant messaging through their Nokia smartphone.

Vertu

In addition to our Nokia-branded mobile phones and smartphones, we also manufacture and sell luxury mobile devices under the Vertu brand. Vertu has more than 600 points of sale globally, including more than 90 Vertu boutiques, in almost 70 countries worldwide.

Sales and Marketing

Sales: Nokia has the industry’s largest distribution network, with more than 650 000 points of sale globally alongside our own growing online retailing presence. Compared to our competitors, we have a substantially larger distribution and care network, particularly in China, India, and the Middle East and Africa.

Nokia derives its Devices & Services net sales primarily from sales to mobile network operators, distributors, independent retailers, corporate customers and consumers. However, the total device volume that goes through each channel varies by region. In 2010, sales in North America and Latin America were predominantly to operator customers, sales in Asia-Pacific, China and Middle East and Africa were predominantly to distributors, and sales in Europe were more evenly distributed between operators and distributors.

Marketing: Devices & Services’ marketing activities play a fundamental role in our effort to bring people mobile products that satisfy their needs. Our activities are designed to create loyalty, enhance the Nokia brand and drive more sales. Nokia is among the top ten brands in the world according to the Interbrand annual rating of 2010 Best Global Brands.

Our marketing activities continued to evolve in 2010. First, we increased the portion of our overall marketing spend that is aimed at boosting revenues beyond the initial point of purchase. In particular, we increased advertising on our own and third party websites of our own services as well as applications available for download at Ovi Store. Secondly, digital marketing accounted for an increasingly larger share of our overall marketing mix as consumption of media continued to shift from traditional broadcast media towards the Internet. As part of this shift, we also increasingly engaged consumers through our own social media channels, and this approach was employed in the launch in 2010 of the Nokia N8, which recorded the highest ever level of pre-orders for a Nokia product. Thirdly, we began to consolidate our advertising effort around a single theme, with the aim of presenting a clearer, simpler and more coherent image of Nokia. This contrasts to our previous approach whereby we had different themes—such as messaging and navigation—to represent different aspects of our offering for the consumer.

Production

We operated ten major manufacturing facilities in nine countries around the world for the production of mobile devices as of December 31, 2010. Production at six of our production facilities—Beijing in China, Cluj in Romania, Komárom in Hungary, Masan in South Korea, Reynosa in Mexico and Salo in Finland—is focused on our advanced mobile products which require more sophisticated hardware and software, pre-installed services and applications readily accessible out-of-box, and customization per the requirements of our customers. Vertu, our line of luxury mobile devices, is served by our manufacturing facility in the United Kingdom. Our production facilities in Dongguan in China and Chennai in India concentrate on the production of high volume, cost-focused mobile devices, while our facility in Manuas in Brazil produces a mix of high-volume, cost focused devices and advanced mobile devices. In March 2011, we announced plans to establish a new manufacturing site near Hanoi in northern Vietnam, with a targeted opening in 2012. We plan an initial investment of approximately EUR 200 million, with further sizeable investments thereafter. The new manufacturing site is being established to meet the growth in demand for feature phones.

Our manufacturing facilities form an integrated global production network, giving us flexibility to adjust our production volumes to fluctuations in market demand in different regions. Each of our plants employs state-of-the-art technology and is highly automated. A significant part of the production of a mobile device includes the integration of software and content, a process which is usually done according to the specific requirements of our customers and the needs of individual markets.

Our mobile device manufacturing and logistics are complex and require advanced and costly equipment. We have from time to time outsourced manufacturing of certain aspects of certain products and components to adjust our production to seasonal demand fluctuations, as well as to benefit from expertise others have in the production of certain mobile technologies. During 2010, the vast majority of our manufacturing needs were met by our own production network.

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

Research and Development

Devices & Services’ research and development (R&D) expenses amounted to EUR 3.0 billion in 2010. At the end of the year, Devices & Services employed 16 134 people in R&D.

We have dedicated R&D teams addressing our short to medium-term needs in product development. Horizontal teams address common elements across the portfolio, such as application and service frameworks, quality and delivery, and architecture and technology development. We have a Devices & Services R&D presence in Beijing in China; Copenhagen in Denmark; Greater Helsinki, Salo, Tampere and Oulu in Finland; Ulm in Germany; Bangalore in India; London and Farnborough in the United Kingdom; and San Diego in the United States.

Longer-term, more exploratory technology development comes under the scope of Nokia Research Center, a global network of research centers and laboratories Nokia maintains, in many cases in cooperation with outside partners. Nokia Research Center looks beyond the development of current products, services, platforms and technologies to the creation of assets and competencies in technology areas that we believe will be vital to our future success. In recent years, the Nokia Research Center has been a contributor to almost half of Nokia’s standard essential patents.

The center works closely with Devices & Services and Nokia Siemens Networks and collaborates with several universities and research institutes around the globe. These include the Massachusetts Institute of Technology (MIT), Stanford University, the University of California, Berkeley and the University Southern California (USC) in the United States; Cambridge University in the United Kingdom; Ecole Polytechnique Federale de Lausanne (EPFL) and Eidgenössische Technische Hochschule Zürich (ETHZ) in Switzerland; Aalto University, Tampere University of Technology and the University of Tampere in Finland; and Tsinghua University and the Beijing University of Post and Telecommunication (BUPT) in China. Nokia Research Center has a laboratory on the campus of most of these universities.

Nokia Research Center’s research agenda is focused on four core areas:

•	Sensing and Data Intelligence: Interactions between people and their surroundings, location, and social environment provide the basis for new classes of services in areas such as traffic, health and entertainment, enabling new business models to emerge.

•	New User Interface: Future user interfaces will utilize intelligence and context-awareness to enhance user experiences, integrating the personalized and adaptive aspects of devices with data-sharing capabilities.

•	High Performance Mobile Platforms: Research focuses on improving the performance-to-power ratio, delivering new sensing capabilities as well as extending platform architecture to enable interoperability and facilitate application development.

•	Cognitive Radio: Research in this area examines ways to utilize wireless spectrum dynamically to improve connectivity and capacity and enable large-scale sensing.

One example of the research that Nokia Research Center is carrying out is ’Nokia Instant Community’, a new, immediate way for communities to socially interact when in close proximity, without the need for WLAN infrastructure or Bluetooth and cellular connections. Developed by Nokia Research Center and the Tampere University of Technology, Nokia Instant Community is a disruptive technology which enables devices to connect to each other directly and continuously without the need for a server or specific infrastructure. It uses a device’s WLAN chip in a power-efficient way to connect and create an independent network. This project is part of Nokia Research Center’s ongoing research into cognitive radio and is built on more than two decades of academic research into radio technologies.

Another example of Nokia Research Center’s research is High Accuracy Indoor Positioning (HAIP), which provides precise indoor location information on a handset without needing GPS, and could enable new services, such as precise routing and navigation inside a building, as well as highly accurate location based advertising. HAIP uses low power wireless signals sent from a tag or mobile device to calculate the position of the subject to within one meter. The signals are received by beacons fixed to the ceiling inside a building. These beacons can also be used to send precise indoor location information directly to a device creating accurate indoor positioning.

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

We also source software, applications and content from a global network of third-party companies, application developers, content providers and industry-leading technology providers. For instance, we obtain content from commercial partners in the music industry to offer an extensive catalog of digital music through Ovi Music, our digital music store, and content from travel guide publishers to expand and enhance Ovi Maps.

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

The convergence has for a long time meant that complete products integrate a number of technologies, and that multiple parties contribute to the development of new technologies. The detailed designs of our products are based primarily on our own research and development work and design efforts, and generally comply with all relevant and applicable public standards. We seek to safeguard our investments in technology through adequate intellectual property protection, including patents, design registrations, trade secrets, trademark registrations and copyrights. In addition to safeguarding our technology advantage, they protect the unique Nokia features, look and feel, and brand.

We have built our IPR portfolio since the early 1990s, investing approximately EUR 43 billion cumulatively in research and development, and we now own over 10 000 patent families. As a leading innovator in the wireless space, we have built what we believe to be one of the strongest and broadest patent portfolios in the industry, extending across all major cellular and mobile communications standards, software and services as well as hardware and user interface features and functionalities. We receive royalties from certain handset and other vendors under our standard essential patent portfolio.

We are a world leader in the development of the wireless technologies of GSM/EDGE, 3G/WCDMA, HSPA, LTE, OFDM, WiMAX and TD-SCDMA, and we have a robust patent portfolio in all of those technology areas, as well as for CDMA2000. We believe our standards-related essential patent portfolio is one of the strongest in the industry. In GSM, we have declared over 320 GSM essential patents with a particular stronghold in codec technologies and in mobile packet data. Our major contribution to WCDMA development is demonstrated by over 430 essential patent declarations and in LTE/SAE Nokia has over 300 essential patent declarations to date. Our CDMA2000 portfolio is robust with over 160 patents declared essential.

We are a holder of numerous essential patents for various mobile communications standards. An essential patent covers a feature or function that is incorporated into an open standard which is deployed by manufacturers in order to comply with the standard. In accordance with the declarations we have made and the legal obligations created under the applicable rules of various standardization bodies, such as the European Telecommunication Standardization Institute (ETSI), we are committed to promoting open standards, and to offering and agreeing upon license terms for our essential patents in compliance with the IPR policies of applicable standardization bodies. We believe that a company should be compensated for its IPR based on the fundamentals of reasonable cumulative royalty terms and proportionality: proportionality in terms of the number of essential patents that a company contributes to a technology, and proportionality in terms of how important the technology is to the overall product. Nokia has agreed upon terms of several license agreements with other companies. Many of these agreements are cross-license agreements with major telecommunications companies that cover broad product areas and provide Nokia with access to relevant technologies.

Our products include increasingly complex technology involving numerous patented, standardized or proprietary, technologies. The possibility of alleged infringement and related intellectual property claims against us continues to rise as the number of entrants in the market grows, the Nokia product range becomes more diversified, our products are increasingly used together with hardware, software or service components that have been developed by third parties, Nokia enters new businesses, and the complexity of technology increases. As new features are added to our products, we are also agreeing upon licensing terms with a number of new companies in the field of new evolving technologies. We believe companies like Nokia with a strong IPR position, cumulative know-how and IPR expertise can have a competitive advantage in the converging industry, and in the increasingly competitive marketplace.

Competition

The mobile device market continues to undergo significant changes, most notably due to the broad convergence of the mobility, computing, consumer electronics and services industries. With the traditional mobile phone market continuing to mature, the major part of volume and value growth in the industry has been in smartphones, pocketable mobile devices whose sophisticated hardware and software offer a rich user experience increasingly shaped by the Internet. Additionally, other large handheld Internet-centric computing devices, such as tablets and e-readers, have emerged, trading off pocketability and some portability for larger screen sizes, but in many cases offering both cellular and non-cellular connectivity in the same way conventional mobile devices do. Due to their larger size, such devices are not replacing conventional mobile devices, but are generally purchased as a second device.

The increasing demand for wireless access to the Internet has also impacted the competitive landscape of the mobile device market in another fundamental way. Companies with roots in the mobile devices, computing, Internet and other industries are increasingly competing directly with one another, making for an intensely competitive market across all mobile products and services. At the same time, and particularly in the smartphone and tablets segments, success for hardware manufacturers is increasingly shaped by their ability to build, catalyze or be part of a competitive ecosystem, where different industry participants—such as hardware manufacturers, software providers, developers, publishers, entertainment providers, advertisers and ecommerce specialists—are forming increasingly large communities of mutually beneficial partnerships in order to bring their offerings to the market. A vibrant ecosystem creates value for consumers, giving them access to a rich and broad range of user experiences. Developers and publishers decide how to allocate their time and resources in application development and content delivery according to various criteria, including the quality and simplicity of the development tools that are at their disposal, as well as the current and potential size of the addressable market and business opportunity. As a result, the competitive landscape is increasingly characterized more as competition between different ecosystems rather than individual hardware manufacturers or products.

The nexus of the major smartphone ecosystems is the operating system and the development platform upon which devices are based and services built. Our competitors are pursuing a wide range of smartphone platform strategies. Many market participants are utilizing freely available operating systems. For instance, Google, HTC, LG, Motorola, Samsung and Sony Ericsson are among competitors which have deployed the Android operating system on their smartphones. Users of Android devices can access and download applications from the Android Market application store run by Google, so many companies deploying Android have focused their software development efforts around the user interface—or the ‘skin’ of the device—as well as focused on exploring new hardware form factors, such as tablets, as they seek to differentiate their offering from that of their competitors also using Android, as well as that of others using alternative operating systems, including Nokia. The availability and success of Google’s free open source Android platform has made entry and expansion in the smartphone market easier for a number of hardware manufacturers that have chosen to join Android’s ecosystem, especially at the mid-to-low range of the smartphone market. However, product differentiation is more challenging, potentially leading to increased commoditization of these devices and the resulting downward pressure on pricing. In addition, there is uncertainty in relation to the intellectual property rights in the Android ecosystem, which we believe increases the risk of direct and indirect litigation for participants in that ecosystem.

Other companies favor proprietary operating systems, including Apple, whose products use the iOS operating system, and Research in Motion (RIM), which deploys Blackberry OS on its mobile devices. Both Apple and RIM have developed their own application stores, through which users of their products can access applications. In 2010, Microsoft launched the Windows Phone operating system, which is being deployed on smartphones by HTC and Samsung, among others. In February 2011, we announced our plans to offer smartphones based on the Windows Phone operating system. Users of Windows Phone devices can access the Microsoft-run Marketplace for digital content and third party applications. The significant momentum and market share gains of the global ecosystems around the Apple and Android platforms have increased the competitive barriers to additional entrants looking to build a competing global smartphone ecosystem, like Nokia using the Windows Phone platform. At the same time, other ecosystems are being built which are attracting developers and consumers, such as RIM’s efforts around Blackberry Messenger, which may result in potential fragmentation among ecosystem participants and the inability of new ecosystems to gain sufficient competitive scale.

We also face intense competition in mobile phones where a different type of ecosystem from that of smartphones is emerging involving very low cost components and manufacturing processes, with speed to market and attractive pricing being critical success factors. In particular, the availability of complete mobile solutions chipsets from MediaTek has lowered the barriers of market entry and enabled the very rapid and low cost production of mobile phones by numerous manufacturers in the Shenzhen region of China which have gained significant share in emerging markets, as well as brought some locally relevant innovations to market. Such manufacturers have also demonstrated that they have significantly lower gross margin expectations than we do. We also face competition from vendors of unlicensed and counterfeit products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets which produce inexpensive devices, with sometimes low quality and limited after-sales services, that take advantage of commercially-available free software and other free or low cost components, software and content. In addition, we compete with non-branded mobile phone manufacturers, including mobile network operators, which offer mobile devices under their own brand, as well as providers of specific hardware and software layers within products and services at the level of those layers rather than solely at the level of complete products and services and their combinations.

Our competitors use a wide range of other strategies and tactics. Certain competitors choose to accept significantly lower profit margins than we are targeting. Certain competitors have chosen to focus on building products and services based on commercially available components and content, in some cases available at very low or no cost. Certain competitors have also benefited from favorable currency exchange rates. For instance, the depreciated level of the Korean won against the euro and US dollar continues to benefit our Korea-based competitors. Further, certain competitors may benefit from support from the governments of their home countries and other measures which may have protectionist objectives.

NAVTEQ

Overview

In July 2008, we acquired NAVTEQ Corporation, a leading provider of comprehensive digital map information and related location-based content and services for mobile navigation devices, automotive navigation systems, Internet-based mapping applications, and government and business solutions. NAVTEQ enables the continued development of our context and geographical services through Ovi Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation, traffic and public transport information, local services and city guides, integration with social networks and contextual advertising. In January 2010, we introduced a new version of Ovi Maps for our smartphones which includes high-end navigation at no extra cost to the user, and we are using NAVTEQ’s comprehensive digital map information and related location-based content extensively in this offering. This new version of Ovi Maps includes high-end car and pedestrian navigation features, such as turn-by-turn voice guidance, at no extra cost for consumers in 100 markets. Since introducing this offering, Nokia’s Devices & Services has increased its use of data and its purchases of map licenses from NAVTEQ, boosting NAVTEQ’s core business and revenues. Under our planned agreement with Microsoft, Nokia and Microsoft would combine complementary assets in search, with Nokia’s maps offering at the heart of key Microsoft assets like Bing and AdCenter to form a local search and advertising experience.

NAVTEQ also continues to develop its expertise in digital mapping and navigation, service its external customer base and invest in the further development of its map data, location-based services, mobile advertising capabilities and technology platform.

As of December 31, 2010, NAVTEQ had approximately 5 300 employees in 49 countries. Highlights in 2010 included the following.

•	NAVTEQ launched its new advanced mapping collection technology, NAVTEQ True, further innovating the scale and quality of data collection and processing.

•	NAVTEQ launched Natural Guidance, a product to enable guidance in a human manner through the use of descriptive reference cues.

•	NAVTEQ announced successful advertiser trials in Europe with McDonald’s and Best Western powered by NAVTEQ’s LocationPoint Advertising platform.

•	NAVTEQ expanded map coverage to include six more countries, bringing to 84 the number of countries supported by NAVTEQ Maps.

•	NAVTEQ announced the availability of real-time traffic in the UK, bringing to 13 the number of European cities with access to uninterrupted traffic data.

NAVTEQ’s map database enables its customers to offer dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users. NAVTEQ provides its database to mobile device and handset manufacturers, automobile manufacturers and dealers, navigation systems manufacturers, software developers, Internet portals, parcel and overnight delivery services companies and governmental and quasi-

governmental entities, among others. The products and services incorporating NAVTEQ map data include the following.

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

In addition, NAVTEQ has a traffic and logistics data collection network in which it processes traffic incident and event information, along with comprehensive traffic flow data collected through its network of roadside sensors and from GPS data records from Nokia devices and other NAVTEQ customers, in order to provide detailed traffic information to radio and television stations, in-vehicle and mobile navigation systems, Internet sites and mobile device users.

NAVTEQ’s map database is a highly accurate and detailed digital representation of road transportation networks in Europe, North America, Australia, Asia and other regions around the world. This database offers extensive geographic coverage, including data at various levels of detail for 84 countries on six continents, covering more than 19 million miles of roadway worldwide. Unlike basic road maps, NAVTEQ’s map database currently can have over 200 unique attributes for a particular road segment. The most detailed coverage includes extensive road, route and related travel information, including attributes collected by road segment that are essential for routing and navigation, such as road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, the database currently includes over 50 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites. We believe NAVTEQ’s digital map has the most extensive navigable geographic coverage of any commercially available today.

NAVTEQ also continues to grow its advertising business through NAVTEQ Media Solutions which is focused on creating a high-value contextual mobile advertising network and servicing NAVTEQ’s radio and television customers that provide NAVTEQ advertising inventory in exchange for traffic data. NAVTEQ obtains mobile advertising inventory from Nokia, mobile website publishers and NAVTEQ map data customers, including device manufacturers and application developers. NAVTEQ’s proprietary location-based advertising API enables its map data customers to provide mobile advertisements to consumers based on their location. NAVTEQ believes that providing location-relevant advertisements significantly increases the value of the advertisement to both the advertiser and the consumer. NAVTEQ Media Solutions includes Nokia’s Interactive Advertising business which was combined into NAVTEQ Media Solutions in December 2009.

Sales and Marketing

Sales: NAVTEQ provides its data to end-users through multiple distribution methods, including retail establishments, the Internet, automobile, handset and mobile device manufacturers and their dealers, and other re-distributors. NAVTEQ also offers distribution services to its customers, including the manufacturing and shipping of digital storage media to automobile manufacturers and dealers or directly to end-users, as well as a complete range of services, including inventory management, order processing, on-line credit card processing, multi-currency processing, localized VAT handling and consumer call center support.

NAVTEQ licenses and distributes its database in several ways, including licensing and delivering the database directly and indirectly to its business customers and consumer end-users. In addition to the basic license terms that typically provide for non-exclusive licenses, the license agreements generally include additional terms and conditions relating to the specific use of the data.

The license fees for NAVTEQ’s data vary depending on several factors, including the content of the data to be used by the product or service, the use for which the data has been licensed, the geographical scope of the data and whether there is any advertising inventory associated with such data. The fees paid for the licenses are usually on a per-copy, per transaction or per subscription basis. The fees for NAVTEQ’s data are also increasingly including fees generated from advertising inventory associated with the map. NAVTEQ also produces and delivers database copies to automobile manufacturers pursuant to purchase orders or other agreements.

Marketing: NAVTEQ’s marketing efforts include a direct sales force, attendance and exhibition at trade shows and conferences, advertisements in relevant industry periodicals, direct sales mailings and advertisements, electronic mailings, Internet-based marketing and co-marketing with customers.

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

Patents and Licenses

NAVTEQ relies primarily on a combination of copyright laws, including, in Europe, database protection laws, trade secrets and patents to establish and protect its intellectual property rights in its database, software and related technology. NAVTEQ holds a total of 240 United States patents, which cover a variety of technologies, including technologies relating to the collection and distribution of geographical and other data, data organization and format, and database evaluation and analysis tools. NAVTEQ also protects its database, software and related technology, in part, through the terms of its license agreements and by confidentiality agreements with its employees, consultants, customers and others.

Competition

The market for map and related location-based information is highly competitive. NAVTEQ currently has several major competitors, including Google, Tele Atlas, which was acquired by TomTom, Open Street Map and numerous governmental and quasi-governmental mapping agencies that license map data for commercial use, as well as many local competitors in geographic areas outside of North America and Europe. NAVTEQ’s primary competitors have different business models. For example, Google uses an advertising-based model allowing consumers and companies to use its map data and related services in their products free of change, TomTom licenses its map data, while Open Street Map is a community generated open source map available to users free of charge.

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

Nokia Siemens Networks

Overview

Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally. Nokia Siemens Networks provides mobile and fixed network infrastructure, communications and network service platforms, as well as professional services and business solutions, to communication service providers. Nokia Siemens Networks’ customers include network operators such as Bharti Airtel, Deutsche Telecom, France Telecom, Telefonica O2 and Vodafone, as well as service providers such as Unitech and XO Communications. Nokia Siemens Networks has a broad and innovative products and services portfolio designed to address evolving needs of communication service providers, a global base of customers with a presence in both developed and emerging markets and one of the largest service organizations in the telecommunications infrastructure industry. Nokia Siemens Networks provides its products and services to more than 600 communication service providers in over 150 countries and has systems serving in excess of 1.5 billion subscribers.

Nokia Siemens Networks’ strategy is to play the vital role of an enabler to communication service providers, helping them build stronger, more lasting and ultimately more profitable customer relationships. To address the evolving needs of communication service providers, Nokia Siemens Networks has emphasized those products and services that enable extreme efficiency through low cost connectivity and flexible service creation and individual experience that delivers context aware and customized offerings. In this respect, Nokia Siemens Networks has identified three key market opportunities—mobile broadband, managed services and subscriber-centric solutions—that it believes are the growth engines of the telecommunications infrastructure industry. Nokia Siemens Networks’ three business units—Network Systems, Global Services and Business Solutions—are aligned with the increasingly diverse needs of its customers and these key market opportunities.

Nokia Siemens Networks began operations on April 1, 2007. Nokia Siemens Networks, jointly owned by Nokia and Siemens and consolidated by Nokia, combined Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks. Nokia Siemens Networks’ operational headquarters is in Espoo, Finland and it has a strong regional presence in Munich, Germany and a services business unit based in New Delhi, India. The Board of Directors of Nokia Siemens Networks is comprised of seven directors, four appointed by Nokia and three by Siemens, and Nokia appoints the CEO.

Motorola Acquisition

On July 19, 2010, Nokia Siemens Networks announced that it had entered into an agreement to acquire the majority of Motorola’s wireless network assets for USD 1.2 billion. Under the terms of the agreement, Nokia Siemens Networks will acquire assets related to the development, manufacture and sale of CDMA, WiMAX, WCDMA, LTE and GSM products and services, as well as approximately 7 500 employees and assets in 63 countries, including research and development sites in the United States, China and India.

The Motorola acquisition is expected to strengthen Nokia Siemens Networks’ market position in key geographic markets, in particular Japan and the United States, as well as other countries in the Asia-Pacific region, the Middle East and Africa. The Motorola acquisition is also expected to provide Nokia Siemens Networks with new customer relationships with over 50 network operators and to strengthen Nokia Siemens Networks’ position with certain of the largest communication service providers globally, including China Mobile, Clearwire, KDDI, Sprint and Verizon Wireless.

The Motorola acquisition is also expected to enhance Nokia Siemens Networks’ capabilities in WiMAX, as the Motorola business is a market leader in WiMAX with 41 contracts in 21 countries, and CDMA, as the Motorola business has a strong global presence in CDMA with 30 active networks in 22 countries, as well as to enhance Nokia Siemens Networks’ scale in GSM and LTE technologies, as the Motorola business enjoys a robust position in GSM with more than 80 active networks in 66 countries.

Nokia Siemens Networks’ acquisition of Motorola’s wireless networks infrastructure assets has received antitrust approvals from all jurisdictions except China, where approval of the regulatory authorities is still pending. Nokia Siemens Networks is continuing to work with the Chinese regulatory authorities to get the final antitrust approval. The Motorola acquisition is expected to close after the final antitrust approval by the Chinese regulatory authorities has been granted and the other closing conditions have been met.

Business Units

Network Systems: This business unit offers communication service providers both fixed and mobile network infrastructure, including Nokia Siemens Networks’ innovative Flexi Multiradio base stations, a software defined radio supporting GSM, 3G and LTE radio technologies, packet core products, optical transport systems and broadband access equipment.

For wireless networks, Network Systems develops and manufactures GSM/EDGE and WCDMA/HSPA radio access networks for network operators. It also develops innovative products such as I-HSPA and new technologies such as LTE to support the uptake of mobile data services and to introduce simplified network architecture for wireless and mobile broadband applications. Nokia Siemens Networks is the market leader in LTE, with 20 commercial LTE contracts. LTE is the fourth generation of wireless network technology which has emerged as the industry standard platform for future high-speed mobile broadband networks. It also has a strong leadership position in the WCDMA market, with the most 3G customers in the industry, and enjoys leadership positions in several other areas.

The main products are base stations, base station controllers and related software. Networks Systems’ flagship product is the Flexi Multiradio base station, a software defined radio supporting GSM, 3G and LTE radio technologies with common IP/Ethernet, Optical or Microwave transport. The Flexi Multiradio base station is at the heart of Nokia Siemens Networks’ Single RAN (Radio Access Network) solution, which enables communication service providers to operate different technology standards, from GSM to LTE, using the same hardware updated only by software.

For fixed line networks, Network Systems focuses on transport networks, which are the underlying infrastructure for all fixed and mobile networks. Network Systems provides the fundamental elements for high-speed transmission via optical and microwave networks, including packet-oriented technologies such as Carrier Ethernet and traditional protocols such as TDM.

The business unit also provides a comprehensive portfolio for wireline connectivity, including digital subscriber line access multiplexers and narrowband/multi-service equipment. Network Systems aims to provide cost-efficient high bandwidth for access networks, enabling high quality “triple play” services such as high-speed Internet, Voice-over-IP and IPTV.

Global Services: This business unit offers network operators a broad range of professional services, including network planning and optimization, the management of network operations and the care and maintenance of software and hardware, and a full range of network implementation and turnkey solutions.

The Global Services organization operates a global delivery model designed to assist in achieving a balance between cost competitiveness and market reach. This is achieved through multi-technology, central delivery hubs that pool global skills and expertise as well as automated and standardized tools and processes to drive efficiency and quality for network operators around the world. As of December 31, 2010, 180 million global subscribers were managed via Nokia Siemens Networks’ global delivery hubs.

The consulting and solutions led approach of Global Services is aimed at customers who are increasingly looking for a business partnership with network infrastructure and service suppliers and who need consultancy services in relation to network management, development of value-added services for end-users and multi-vendor systems integration. Global Services consists of three businesses:

•	Managed Services offers network planning and optimization and the management of network operations, with the leading market share position in India, Latin America and the Middle East and Africa.

•	Care offers software and hardware maintenance, proactive and multi-vendor care and competence development services, dealing with one million global hardware service transactions per year.

•	Network Implementation offers project management and turnkey implementations and energy efficient sites, remotely activating a site every two minutes, 365 days per year.

Business Solutions: This business unit offers products to communication service providers for business and operations support systems and customer experience management, such as charging and billing software, service management software and subscriber database management, and products that enable enhancement and delivery of services across multiple networks and devices and convergent service control and network security, together with services related to consulting, product implementation, support and care, systems integration and managed services.

The Business Solutions offering extends across network and information technology and the end-to-end customer lifecycle. It comprises a unified set of capabilities for flexible service enablement, real-time customer view, convergent service control, network and service management, unified charging, billing and care and asset security.

Business Solutions offers products for the following five areas, as well as services relating to consulting, product implementation, support and care, systems integration and managed services.

•	Business Support Systems includes products for convergent charging and billing, mediation and service brokering. It enables communication service providers to monetize services through flexible and personalized pricing models, bundles and payment methods, and to leverage existing network assets and new-IP capabilities to deliver next-generation services and accelerate time to market.

•	Operations Support Systems includes products for network, service, resource and inventory management and process automation. It enables communication service providers to automate customer-centric processes, manage multivendor networks and services, enhance network and service performance and personalize service quality.

•	Customer Experience Management includes products for subscriber data management, customer care automation, device management, reporting and analytics. It enables communication service providers to consolidate and leverage subscriber, network, device and service data in order to proactively enhance the customer experience in real-time.

•	Service Enablement and Delivery includes products for mobile browsing, messaging, multiscreen TV and rich communication. It enables communication service providers to develop, launch and monetize innovative services across multiple networks and devices, shorten time-to-market, leverage third party partners and enhance the end-user experience.

•	Converged Service Control includes products for mobile softswitching, IMS, VoIP/VoLTE/HD Voice, next generation IN, network security and policy control. It enables communication service providers to drive an all-IP fixed and mobile voice evolution, while leveraging fixed-mobile convergence, greater efficiencies and personalized policies.

Sales and Marketing

Sales: Nokia Siemens Networks has a geographically diverse direct sales force which is active in approximately 120 countries. This geographic diversity provides proximity to customers, enabling the development of close relationships. Customer teams and customer business teams, which handle larger, multinational customers, act as the company’s main customer interfaces to create and capture sales opportunities by working with their customers to anticipate the needs of their business and to develop solutions. Sales are done predominantly directly or in some cases through approved Nokia Siemens Networks reseller companies.

Typically, orders are placed with Nokia Siemens Networks directly or following a more formalized “Request for Proposal” process involving several potential vendors. Orders received may be for immediate short-term deliveries or for significantly longer periods covering, for example, a full network rollout with network implementation or even performed on a turnkey project basis. Quite often, a framework agreement will be established under which specific deliveries and services are called up over time. Managed services contracts are generally long-term, typically for five years or more.

Sales Organization: The Customer Operation unit oversees and executes sales and product marketing at Nokia Siemens Networks. Prior to January 1, 2011, the Customer Operations unit was organized into eight regions: APAC, Greater China, India, Latin America, Middle East/Africa, North America, North East Europe and West South Europe. From January 1, 2011, the Customer Operations unit has been reorganized into two new regional groupings: East (which covers the APAC, Greater China, India, Japan and Middle East regions) and West (which covers Africa, Latin America, North America, North East Europe and West South Europe). This change is designed to better align the organization to the opportunities and challenges presented by the planned Motorola acquisition. To complement this change and to put additional focus on Nokia Siemens Networks’ growing businesses, the current MEA region has been divided into Africa and the Middle East; and Japan reports direct to the head of the East regional grouping, coming out of the APAC region. This move is designed to bring Nokia Siemens Networks closer to the customers in these respective markets.

Cross-regionally, specialist sales teams focus on the products and services offered by Nokia Siemens Networks’ three business units. In addition, dedicated account teams look after Nokia Siemens Networks’ biggest global customers—Bharti Airtel, Deutsche Telecom, France Telecom, Telefonica O2 and Vodafone. Below the regional level, the Customer Operations unit is organized through country units and within those specific customer teams aligned to local operators.

Marketing: The marketing and communications unit of Nokia Siemens Networks is responsible for developing, executing and measuring the corporate marketing strategy, plan and budget. It develops content, executes and measures corporate marketing programs and events that raise the visibility of the Nokia Siemens Networks brand, seeks to position Nokia Siemens Networks as a thought leader in the telecoms industry and promotes its portfolio of products, solutions and services to communications service providers and public and corporate customers. It works in close collaboration with the regional marketing teams, sales, the business units, the corporate strategy team and human resources.

The marketing and communications unit is also responsible for a consistent brand strategy including corporate image, positioning and messaging across all customer and internal communications. These include the Nokia Siemens Networks public website, the extranet site and the intranet site. It develops corporate assets such as advertising and events, corporate videos, customer presentations and collateral and marketing programs that communicate what differentiates Nokia Siemens Networks from its competitors for use by the regional marketing teams as well as global functions. It creates, executes and measures corporate advertising and cross-business unit marketing campaigns as well as joint marketing programs with communication service providers.

The marketing and communications unit manages Nokia Siemens Networks’ participation in multi-regional industry events such as Mobile World Congress and Broadband World Forum, including speaking opportunities, stand themes and demonstrations, advertising and sponsorships.

Production

Nokia Siemens Networks’ operations unit handles the supply chain management of all Nokia Siemens Networks’ hardware, software and original equipment manufacturer (OEM) products. This includes supply planning, manufacturing, distribution, procurement, logistics, demand/supply network design and delivery capability creation in product programs.

At the end of 2010, Nokia Siemens Networks had eight manufacturing facilities worldwide: three in China (Beijing, Shanghai and Suzhou), one in Finland (Oulu), two in Germany (Berlin and Bruchsal), and two in India (Kolkata and Chennai).

In April of 2010, Nokia Siemens Networks started manufacturing of 3G mobile communications infrastructure in its Chennai facility to enable key customers in India to roll out 3G services faster. With this, Nokia Siemens Networks became the first vendor of telecommunications infrastructure to manufacture 3G products locally.

Nokia Siemens Networks works with best-in-class manufacturing service suppliers to increase its flexibility and optimize costs. Approximately 29% of Nokia Siemens Networks’ production is outsourced.

Certain components and sub-assemblies for Nokia Siemens Networks’ products, such as company specific integrated circuits and radio frequency components, are sourced and manufactured by third-party suppliers. Nokia Siemens Networks then assembles these components and sub-assemblies into final products and solutions. For selected products and solutions, suppliers deliver goods directly to Nokia Siemens Networks’ customers. Consistent with industry practice, Nokia Siemens Networks manufactures telecommunications systems on a contract-by-contract basis.

Nokia Siemens Networks generally prefers to have multiple sources for its components, but in certain cases it sources some components from a single or a small number of selected suppliers. These business relationships are stable and typically involve a high degree of cooperation in research and development, product design and manufacturing to ensure optimal product interoperability.

Research and Development

The Chief Technology Office focuses on research, standardization, intellectual property rights and innovation. It cooperates with universities, research institutes, leading industry partners and other industry cooperation bodies worldwide. The focus is on leading edge technologies three or more years out.

Nokia Siemens Networks’ business units focus on understanding short and medium-term customer needs and the overall development of the market to define requirements for product and solution functionality that will meet its customers’ requirements in the market. Each business unit is responsible for roadmaps for products, services, solutions and applications, while also managing actual development of hardware and software required for building products and solutions. Business units closely work together with industry partners to leverage their innovation into the Nokia Siemens Networks products, services and solutions while focusing their own R&D.

Nokia Siemens Networks has R&D centers in China, Finland, Greece, India, Israel, Italy, Portugal, Poland and the United States. Nokia Siemens Networks research and development work focuses on wireless and wireline communications solutions that enable communications services for people, machines, businesses and public authorities. These include wireless connectivity solutions like GSM/EDGE, 3G/WCDMA/HSPA/HSPA+, TD-LTE and LTE and wireline connectivity solutions based on copper (ADSL, VDSL2 and Ethernet), and fiber-based next generation optical access, or NGOA. Nokia Siemens Networks also develops the software, solutions and services that drive all these technologies, as well as the end-user analytics and insight that are crucial to ensuring that new services deliver on their promise.

In the transport and aggregation domain, carrier ethernet, next generation packet optical transport networks consisting of optics, microwave and IP routers, IP traffic analysis and multi-access mobility are among the key focus areas. Within the applications domain, research and development focuses on service enabling, network value-added services, identity management, and subscriber and device profile data storage. It also focuses on peer-to-peer, or person-to-person services, IP connectivity session control (IMS) and VoIP, network/service/subscriber/device management, and business management for instance for online and offline charging for post- and pre-paid subscribers. Additionally, R&D focuses on Self Organized Networks.

Nokia Siemens Networks also conducts R&D to support its customers when leveraging communications technologies for servicing other industries like the energy and transport sectors.

Nokia Siemens Networks conducts R&D internally as well as with industry partners where additional capacity or expertise is required.

Patents and Licenses

Nokia Siemens Networks seeks to safeguard its investments in technology through adequate intellectual property protections, including patents, patent applications, design patents, trade secrets, trademark registrations and copyrights. Nokia Siemens Networks owns a significant portfolio comprising IPR that was transferred from its parent companies at formation and IPR filed since its start of operations. Nokia Siemens Networks is a world leader in the research and development of wireless technologies, as well as transport and broadband technologies, and it has robust patent portfolios in a broad range of technology areas. The IPR portfolio includes standards-related essential patents and patent applications that have been declared by Nokia and Siemens. Nokia Siemens Networks has declared its own essential patents and patent applications based on evaluation of pending cases with respect to standards. Nokia Siemens Networks receives and pays certain patent license royalties in the ordinary course of its business based on existing agreements with telecommunication vendors.

Competition

Conditions in the market for mobile and fixed network infrastructure and related services improved, but remained challenging and intensely competitive in 2010. The market continued to be characterized by mixed trends as growth in mobile broadband and services were offset by equipment price erosion, a maturing of legacy industry technology and intense price competition. During 2010, an industry wide issue related to security clearances in India, which was preventing the completion of product sales to customers, further impacted the market. Based on preliminary estimates, Nokia and Nokia Siemens Networks believe the market for mobile and fixed infrastructure and related services was approximately flat in euro terms in 2010, compared to 2009.

During the past three years, industry participants have changed significantly. Major industry consolidation occurred in 2007 with the emergence of three major European vendors, Alcatel-Lucent, Ericsson and Nokia Siemens Networks. The break-up of Nortel occurred in 2009 when it entered bankruptcy protection and many parts of the business were sold, including the wireless carrier unit, Metro Ethernet Networks, and GSM business. In 2010, Motorola was separated into two independent companies. On July 19, 2010 Nokia Siemens Networks announced that it had entered into an agreement to acquire the majority of Motorola’s wireless network assets. See “—Motorola Acquisition”. The market also saw the rise of low cost vendors from China, namely Huawei and ZTE.

In 2010, the competitive environment in the telecommunications infrastructure market was characterized by a continued slight decline in global communication service providers’ capital expenditures, mainly attributable to the Chinese, Indian and Middle East markets, while increased smart phone usage drove increased investments in the United States and European markets. The market share of lower cost vendors from China, Huawei and ZTE, continued to grow but at a slower pace than in previous years and continued to challenge Alcatel-Lucent, Ericsson and Nokia Siemens Networks. Nokia Siemens Networks’ ability to compete with the low cost vendors primarily depends on its ability to be price competitive and, in certain circumstances, its ability to provide or facilitate vendor financing. In addition to the major infrastructure providers, Nokia Siemens Networks also competes with CISCO, NEC and Motorola, as well as other companies, in certain segments of the market. Following the expected closing of the Motorola acquisition, Motorola would no longer compete with Nokia Siemens Networks. Nokia Siemens Networks’ planned acquisition of Motorola’s wireless networks infrastructure assets has received anti-trust approvals from all jurisdictions except China, where approval of the regulatory authorities is still pending. Nokia Siemens Networks will continue to work with the Chinese regulatory authorities to get the final anti-trust approval. The Motorola acquisition is expected to close after the final antitrust approval by the Chinese regulatory authorities has been granted and the other closing conditions have been met.

In the networks systems business, the 2G (GSM) decline continued in 2010, whereas investments to 3G continued and increased worldwide. Also, fourth generation (4G) LTE trials and pilots continued strongly as operators continued to merge towards next generation LTE and all-IP networks. Within the LTE segment, leading vendors are competing based on factors including technology innovation, network typology and less complex network architectures as well integration towards all-IP networks.

Growth in wireline and wireless broadband services sped up optical/wireless network upgrades in developed markets. In addition, the related investment in mobile backhaul networks continued to increase due to data traffic increases in the operator networks.

In services, which remained the fastest growing part of the industry, competition is generally based on a vendor’s ability to identify and solve customer problems rather than their ability to supply equipment at a competitive price. Competition in services is from both traditional vendors such as Alcatel-Lucent, Ericsson and Huawei, as well as non-traditional telecommunications players and system integrators, such as Accenture and IBM. In addition to these companies, there are also local service companies, which have a narrower scope in terms of served regions and business areas.

In Business Solutions, communication service providers seek to transform their business, processes and systems to enhance the customer experience, drive new revenue and improve operational efficiency to enable them to successfully address the challenges and opportunities of mobile broadband, smartphones, multi-play offerings, service innovation and new growth areas. In this area, Nokia Siemens Networks faces competition from information technology and software businesses like Accenture, Amdocs, HP, IBM and Oracle, who are active in areas such as the service delivery platform market and business insight and analysis services.

Nokia Siemens Networks competes with certain competitors that may receive governmental support allowing them to offer products and services at very low prices. Further, in many regions restricted access to capital has caused network operators to reduce capital expenditure and produced a stronger demand for vendor financing. Certain of Nokia Siemens Networks’ competitors may have stronger customer financing possibilities due to internal policies or government support. While Nokia Siemens Networks has moderately increased the amount of financing directly provided to its customers in 2010, as a strategic market requirement, it primarily arranged and facilitated, and plans to continue to arrange and facilitate, financing to a number of customers, typically supported by Export Credit or Guarantee Agencies.

Seasonality—Devices & Services, NAVTEQ and Nokia Siemens Networks

For information on the seasonality of Devices & Services, NAVTEQ and Nokia Siemens Networks, see Item 5A. “Operating Results—Overview—Certain Other Factors—Seasonality.”

Sales in sanctioned countries—Devices & Services, NAVTEQ and Nokia Siemens Networks

We are a global company and have sales in most countries of the world. We sold mobile devices and services through Devices & Services and network equipment through Nokia Siemens Networks to customers in Iran, Sudan and Syria in 2010. NAVTEQ did not have any sales to customers in these countries from the completion of our acquisition of NAVTEQ on July 10, 2008 to December 31, 2010. Our aggregate sales to customers in these countries in 2010 accounted for approximately 1.3% of Nokia’s total net sales, or EUR 542 million. Iran, Sudan and Syria are subject to US economic sanctions that are primarily designed to implement US foreign policy and the United States government has designated these countries as “state sponsors of terrorism.”

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

We strive to be a leader in sustainability. We have a long track record of taking sustainability into account in all of our operations and products, and we continue to work to ensure that sustainability is reflected in the way we do business every day. We are also looking beyond our own operations to how the estimated 1.3 billion people using a Nokia mobile product can enhance and enrich their lives in a sustainable way with mobile technology. We believe that mobile technology can play an important role in education and health as well as in supporting livelihoods.

Customers—Corporate Responsibility

Accessibility of Nokia Mobile Products

Accessibility is about making Nokia products and services usable and accessible to the greatest possible number of people, including users with disabilities. Nokia is working to bring wireless communications to the estimated 600 million people worldwide who have a recognized disability and others with needs for improved accessibility. Our goal is to offer products that take unique needs into consideration, whether these are in regards to vision, hearing, speech, mobility or cognition. Many of the features initially developed to better serve these specific groups are finding uses in the general population, especially as the population ages. For example, for people with hearing difficulties we have developed the Nokia Wireless Loopset (LPS-5), which enables t-coil equipped hearing aid users to use a mobile device in a convenient way. Additionally, the increased affordability of smartphones has made features such as screen magnification, voice dialing, text-to-speech processing and enhanced personalization options more accessible for more people.

Nokia also supports the GSM Association’s mWomen program, which seeks to narrow the gender gap in mobile device ownership in emerging markets.

Health and Safety of Product Use

Product safety is a top priority for Nokia. All Nokia mobile products and Nokia Siemens Networks base stations operate below relevant international exposure guidelines and limits that are set by public health authorities. Since 1995, expert panels and government agencies around the world have performed more than 110 reviews of the scientific evidence regarding health effects from exposure to radio frequencies (RF). These reviews consistently support the scientific conclusion that RF fields operated at levels below the exposure guidelines pose no adverse effects to humans. Nokia is responsive to our customers’ questions about mobile phone safety and is committed to making information available transparently for consumers. Our website contains information and links to other sources. Since 2001, Nokia has also voluntarily made SAR (Specific Absorption Rate) information available to consumers. The information is included in product user guides and can also be found on our website.

Nokia Siemens Networks supports the move by the World Health Organization to harmonize global regulations on electromagnetic fields based on the widely recognized guidelines issued by the International Commission on Non-Ionizing Radiation Protection. Nokia Siemens Networks engages with its customers, including mobile network operators, to make them aware of electromagnetic field issues and provides detailed instructions to ensure they operate equipment appropriately to keep local exposure within safe limits. Nokia Siemens Networks also engages openly in global public discussions on the topic and monitors the latest scientific studies on radio waves and health.

Privacy and Security

As the Internet has grown and converged with mobility and as we have developed new services for consumers, user privacy has become more important for us. Consumers have increasing possibilities to use and share their personal information in new contexts. To remain a trusted brand, Nokia works to ensure that this custodial information is protected from any threats. Respect for privacy is part of our commitment to observing high standards of integrity and ethical conduct in all our operations.

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

To enrich its culture, Nokia Siemens Networks has five values: Focus on customer, Communicate Openly, Innovate, Inspire and Win together. Every employee of Nokia Siemens Networks is responsible for adopting these principles and using them to guide their actions and behavior. The values serve as the cultural cornerstones of the company.

Code of Conduct

We have a Code of Conduct in place across Nokia, including NAVTEQ. Nokia Siemens Networks also has a Code of Conduct, which is identical to that of Nokia’s.

At Nokia, the complete Code is available in 34 languages at www.nokia.com. A training program on the new Code began in the spring of 2009 and by the end of 2010 a total of 98% of all Nokia indirect employees had undertaken training on the Code, mostly using an e-learning platform. In our manufacturing facilities, where we have direct employees, 88% had undertaken classroom training by year end. The training module is offered in 13 languages. Approximately 80% of employees at NAVTEQ have familiarized themselves with the Code. Training will continue during 2011 with the goal of ensuring that all Nokia, NAVTEQ and Nokia Siemens Networks employees are familiar with, and understand, the Code.

Nokia has an Ethics Office, established to support all Nokia employees with questions relating to the Nokia Code of Conduct and business ethics. The Ethics Office also supports NAVTEQ employees. There are various channels for reporting violations of the Code of Conduct. Employees may also report violations directly to the Board of Directors anonymously.

Nokia Siemens Networks launched an updated Ethical business training (see training on the Code of Conduct above) in October 2010, mandatory to all employees. By the end of the year, 91.7% of employees with online access had completed the training.

Nokia Siemens Networks merged together its Ethics and Compliance Offices in 2010 to form an Ethics and Compliance office to support employees in matters relating to the Code of Conduct. Its focus is to prevent unethical behavior through training and awareness, to detect violations through different channels and mechanisms, to investigate and take corrective measures when violations occur and to work with the industry and wider community to promote ethical business practices. The Ethics and Compliance office has an email and internet reporting tool for employees and external parties. Reporting of any violations can also be done anonymously. A 24-hour telephone helpline in different languages is intended to be made available during 2011.

Nokia Siemens Networks and Nokia are committed to actively fight against improper business practices, including corruption, and believe that as a multinational company it can play an important role in this area. We also believe that our efforts in this area can provide us with a competitive advantage with customers who demand high ethical standards in their supply chain.

Labor Conditions at Manufacturing Facilities

At December 31, 2010, Nokia had 29 234 employees working directly in production, including manufacturing, packaging and shipping. Nokia carries out in-depth assessments of labor conditions at all of our major production facilities every second year. During the intervening period, we also carry out reassessments to ensure any necessary corrective actions have been made, and we conduct some internal surprise audits based on risk analysis. Assessments are carried out against a framework based on International Labour Organization conventions and the human rights declarations of the United Nations. To support the implementation of the framework, all manufacturing facility employees undertake training on the principles of the framework as part of their induction. The last assessments of our nine major mobile device manufacturing facilities were conducted by a professional external assessment company, Intertek, in 2010.

In addition to onsite assessments, Nokia also requests all nine of its major mobile device manufacturing facilities to conduct a self assessment once a year using the ETASC (Electronics—Tool for Accountable Supply Chains) self assessment tool. ETASC, a joint effort of the Global eSustainability Initiative (GeSi) and the Electronic Industry Citizenship Coalition (EICC), is a web-based information management system to help companies collect, manage, and analyze social and environmental responsibility data from their supply chain. Nokia also uses this self assessment tool for its suppliers.

At December 31, 2010, Nokia Siemens Networks had 2 081 employees working directly in production, including manufacturing, packaging and shipping, at its production facilities. Nokia Siemens Networks also employed over 10 000 people in operative tasks such as telecommunications infrastructure installation and field maintenance activities.

Nokia Siemens Networks Global Labor Standard, based on International Labour Organization conventions and a standardized Industry Code of Conduct, benchmarked against international labor laws and standards, is integrated into Nokia Siemens Networks’ global employment policies and guidelines. The Standard is aimed at ensuring decent working conditions at Nokia Siemens Networks operations worldwide, and is supported by risk assessment processes relating to labor conditions and human rights.

Promoting Diversity in the Workplace

Nokia and Nokia Siemens Networks are committed to promoting diversity and inclusion in the workplace and providing rewarding career development opportunities for all employees. At the end of 2010, 14.5% of senior management positions within Nokia were held by women, while 53.2% of senior management positions were held by people of non-Finnish nationality.

Voluntary Attrition at Nokia and at NSN

During 2010, the rate of voluntary attrition—that is the percentage of the workforce leaving the company voluntarily—was 12.0% at Nokia and 9.4% at Nokia Siemens Networks.

Employee Training

During 2010, Nokia spent nearly EUR 28 million on training for employees working in areas other than production. This equates to EUR 850 for each employee. During 2010, Nokia Siemens Networks spent nearly EUR 57 million on training for employees. This equates to more than EUR 900 per employee.

Suppliers—Corporate Responsibility

Open communication, good relationships and transparency are of key importance for us in ensuring that the highest standards of social and environmental responsibility are met within our supply chain. We work with many suppliers and our comprehensive set of Nokia Supplier Requirements provides clear guidance on what is expected from them.

To monitor supplier performance against our requirements and promote sustainability improvements, we conduct supplier self-assessments and onsite assessments. The average result of 26 suppliers’ self-assessments indicates a corporate level score of 89.7% and facility-level score of 89.9%, where a lower percentage score indicates a higher risk that the supplier is falling short of expectations and standards. In addition during 2010 we conducted 31 onsite assessments in regards to Nokia Supplier Requirements. We also identified some suppliers with potential risk and carried out 6 in-depth labor, health and safety and environmental assessments. In areas where risks were identified, suppliers have been requested to take corrective actions and we follow up on their improvements.

To drive sustainable changes, assessments are only one of the tools we use. Supplier training, face-to-face meetings and development programs are equally important. We also use a set of key environment and social performance indicators to generate sustained improvements. One of the performance indicators we track relates to the Code of Conduct policy of our suppliers. For 2010, we set a target to have visibility of the Code of Conduct policy and its implementation at all of our direct hardware suppliers. We found that 92.9% of our suppliers met our requirements. Suppliers not meeting our expectations have been requested to make improvements and we follow up on their improvements.

One of our aims is also to reduce the environmental impact of our products throughout the life cycle. For the supply chain, this means that we focus on the suppliers that account for the greatest environmental impact and those suppliers which are strategically significant for us. During 2010 71.9% of these suppliers had company level reduction targets for energy, carbon dioxide (equivalent), water and waste in place and monitored. Over the longer term, we would like to see that all of our suppliers have reduction targets in place.

To drive systematic improvements in environmental performance, we also require suppliers to have Environmental Management Systems in place. In 2010, 91.7% of our direct hardware suppliers’ sites serving Nokia were certified to ISO 14001.

In 2010, to obtain a broader overview on working conditions at our suppliers, we introduced four new metrics related to health, safety and labor issues. The metrics concern occupational injuries, employee attrition, the absence rate due to sick leave and overall employee satisfaction. We piloted these metrics with eight identified priority suppliers and during 2011 our aim is to continue with a comprehensive implementation across more of our supplier base.

Nokia strictly condemns any activities that benefit militant groups or fuel conflict. We have banned the use of ‘conflict metals’ and take continuous action to ensure that metals from conflict areas do not end up in our products. Since 2001, we have demanded written assurance from our suppliers to ensure our products do not have Tantalum derived from Coltan originating in the conflict areas, and we have expanded this to cover other metals as well. Furthermore, we request key suppliers to map their supply chains for the metals in their components back down to smelter and source.

Metal traceability is an issue that concerns the whole electronics industry, as well as other industries using these metals. We are actively participating in the industry initiatives (EICC and GeSI) to improve the overall traceability of metals and minerals, even though we do not mine or even buy metals directly. Recent developments, such as the smelter audit validation processes by EICC and GeSI, and the conflict metal legislation in the United States, are encouraging. An effective and sustainable solution requires that all companies and industries using metals follow the same rules and apply the same practices.

Regarding the European Union Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), we have continued to work with all our direct suppliers to ensure that necessary actions are in place to support regulatory compliance within the supply chain.

Finally, Nokia conducts an annual Supplier Satisfaction Survey. Overall satisfaction reflects how Nokia performs on areas such as planning and relationship management and whether other business expectations force suppliers to compromise on their environmental and ethical level of compliance. In 2010, on average, the respondents gave an overall rating for doing business with Nokia as 80% on a scale where 0% represents an unacceptable level and 100% an excellent level. Furthermore, on average the respondents rated the overall level of Nokia’s approach to corporate responsibility as 87%.

Nokia Siemens Networks

All Nokia Siemens Networks suppliers must meet Nokia Siemens Networks’ global supplier requirements, which set standards for the management of ethical, environmental and social issues. This commitment is part of the contractual agreements with suppliers.

To monitor our suppliers, Nokia Siemens Networks conducts regular audits to identify risks, monitor compliance and raise awareness of its requirements, and shares best practice on corporate responsibility management. In 2010, Nokia Siemens Networks carried out 108 on-site system audits to assess compliance with its supplier requirements. Nokia Siemens Networks increased the number of in-depth labor conditions audits to 13 suppliers in 2010.

Nokia Siemens Networks environmental requirements state that suppliers need to have documented Environmental Management Systems (EMS) in place. A site-level review in 2010 of Nokia Siemens Networks top 250 suppliers by spend to whom the EMS alignment to ISO 14001 or such a certification is applicable showed that 85% of these sites have documented EMS in place and 75% are certified to ISO 14001. The top 250 suppliers represent approx 69% of the whole supplier spend (2009 spend). 29% of Nokia Siemens Networks suppliers by spend have set reduction targets for energy efficiency. Nokia Siemens Networks invited 30 suppliers to join its Energy Efficiency program in 2010 and prepares to introduce the Carbon Disclosure Project tool for its suppliers in 2011.

The annual Nokia Siemens Networks supplier satisfaction survey was conducted with 281 key suppliers. The overall rating for Nokia Siemens Networks’ requirements on business ethics when dealing with suppliers was 7.8 on a scale of 1-10 where 1 represents that Nokia Siemens Networks is not strict at all on its requirements and 10 very strict. Based on the feedback of this survey, Nokia Siemens Networks considers that the basic requirements are understood well by the majority of its suppliers, and that suppliers find the requirements to be strict.

In 2010 Nokia Siemens Networks held workshops on labor conditions and environmental protection for a total of 103 persons representing supplier management of 54 suppliers participating in Indonesia, UAE, Saudi Arabia, Russia and Turkey. Nokia Siemens Networks also rolled out an industry-wide web-based corporate responsibility training program for its suppliers.

Of Nokia Siemens Networks’ Global Procurement staff, 70% had received corporate responsibility training by the end of 2010 and 97% had completed the annual Ethical business training.

Nokia Siemens Networks continues to actively work together with other industry players to improve standards in the information and communications technology (ICT) supply chain through groups such as the GeSI. By the end of 2010, 18 key suppliers representing 16% of Nokia Siemens Networks supplier spend had joined E-TASC, a common industry supplier assessment and auditing tool developed by the GeSI and EICC. The average corporate score for these suppliers is 84.5% and the average facility score 89.3%.

In 2010, Nokia Siemens Networks implemented a corporate responsibility risk assessment tool based on the Maplecroft risk indices. Nokia Siemens Networks does not accept the use of any conflict minerals in its products and has developed a Conflict Minerals policy with the target to improve both the traceability of minerals and the transparency of global supply chains. Communication of the policy to suppliers started in 2010.

Society—Corporate Responsibility

Corporate Social Investment Strategy

Used by the vast majority of the world’s population, mobile phones have become recognized as a useful means by which to deliver critical social services. As a result, Nokia has reshaped its corporate social investment strategy to target the use of mobile technology for development. Our goal is not only to help people on a scale that is proportional to our business but to make the social benefit of mobile technology axiomatic.

Our work is targeted to address education, health and livelihoods, with a focus on education, and our investment prioritizes concepts that can be financially sustainable or deliver enduring value to society. In the following sections, we outline the focus areas of our investment.

Education

The most urgent priority in the area of education is to ensure access to, and improve the quality of, education for girls and women, and to remove every obstacle that hampers their active participation. To that end, mobile phones can offer individualized learning for every person, irrespective of gender. Concepts such as Ovi Life Tools, our expanding subscription-based service, show that education can be delivered on a large scale, in a way that is financially viable. We have also developed, or are participating in, more initiatives specifically related to education. These include:

•	Our five-year partnership with UNESCO, initiated in October 2010. The partnership aims to harness mobile communication to serve individuals and support governments as they strive to achieve the goals of the World Declaration of Education for All. The target date for these objectives to be reached is 2015 and our partnership with UNESCO has been structured accordingly. Nokia is contributing expertise relating to technology and policy setting in this area.

•	Nokia Education Delivery, software which enables the structured delivery of quality education materials over mobile networks. Combined with teacher training and community engagement, this software has been shown to improve academic results and increase retention among students, especially girls. During 2010, the concept expanded to two additional countries, Chile and Colombia. This built on earlier projects in the Philippines and Tanzania.

•	A South African project for individualized mobile learning, which reached a stage of maturity and success in 2010. The concept uses Mxit, a popular social media channel as a means to deliver mathematics education. Importantly, it harnesses the social networking element of the channel to engage students around learning content. The project covers 30 schools and more than 4 000 students across South Africa, and helps teachers and learners deliver a marked improvement in academic achievement.

Health

In 2010, we commenced trials of a concept that uses mobile networks and social networks to increase adherence to courses of prescribed medicines. The costs of failing to adhere to a course of medicine can be significant, in personal terms and for the public, so a successful proof of concept would be significant. Funded by the Brazilian government, the project is being carried out in Belo Horizonte and we expect information on the outcomes by mid-2011. We anticipate that future social investments in health will be more educational in nature, targeted at early childhood care and development.

Livelihoods

In July 2010, we announced the availability of Nokia Data Gathering under an open source license. This software suite replaces traditional data-gathering methods (such as paper questionnaires) with mobile phones, improving results and saving time and money. The open source software has positively impacted adoption among government, non-government and corporate clients, giving assurance of continuity. Nokia invests in the development and maintenance of the software but does not donate devices or act as a systems integrator. Rather, we aim to support entrepreneurs around the world who can serve organizations that provide important social services. This model allows us to affordably offer the software on a large scale, while supporting the creation of livelihoods.

Recent public reference cases have included the Department of Agriculture in the Philippines (to improve food security), UN FAO (Food and Agriculture Organization of the United Nations) in Kenya (mapping water points), World Vision in Indonesia (child sponsorship), Plan Kenya (birth registration) and Syngenta Foundation in Kenya (agricultural productivity). More than 50 organizations have conducted trials of Nokia Data Gathering using our test server, while other organizations have simply taken it into use.

Youth Development

In 2010, we continued to support a diverse range of youth development projects across the world, aimed at addressing needs identified by partners, such as the Heart to Heart project in China, which recognizes the stress that economic migration can exert on families and aims to support affected children, as well as our youth life skills initiative with the International Youth Foundation in more than 10 countries.

Disaster Relief

We try to respond to disaster crises appropriately, working together with our non-profit partners around the world. Our response depends on the severity of the situation, our presence and our ability to make a meaningful contribution. In 2010, we gave financial or in-kind support in several locations, including Haiti, Pakistan, Thailand, Vietnam, Indonesia and Uganda.

Today, we are focusing more on disaster preparedness, including the development of mobile based tools and applications. Furthermore we intend to explore ways to deploy our knowledge and skills for the benefit of disaster relief efforts.

Promoting Sustainability through Services

With our services offering, Nokia address the fundamental needs of connectivity, affordability and relevance. For example, Ovi Mail is providing many people in emerging markets their first email account, while Ovi Life Tools, our subscription service, is providing people in China, India, Indonesia and Nigeria with livelihood and life improvement services, including healthcare, agriculture, entertainment and educational services. We have also launched a collection of eco applications in Ovi Store promoting more sustainable lifestyles. The Go Green content is created together with developers and partners offering around 500 green applications around the world.

Nokia Siemens Networks

During 2010, Nokia Siemens Networks provided both technical assistance in restoration of telecommunications infrastructure and monetary support via the International Red Cross in the aftermath of the devastating earth quakes in Haiti and Chile and the massive floods in Pakistan.

In 2010, Nokia Siemens Networks continued to provide education and capacity building activities throughout the world through a variety of projects, including educational activities for the handicapped, the elderly and the socially or economically disadvantaged. Many of these activities were run by Nokia Siemens Networks employee volunteers. A large proportion of the education work was invested in non-R&D university partnerships and vocational training activities, for example in providing scholarships to women in engineering.

In 2010, Nokia Siemens Networks continued its collaboration with Professor Leonard Waverman from London Business School and economic consulting firm LECG, to produce the ‘Connectivity Scorecard’. The Connectivity Scorecard ranks economies around the world in terms of “useful connectivity”: to what extent are governments, businesses and consumers making use of ICT to enhance a country’s social and economic prosperity.

Environment—Corporate Responsibility

Environmental Management at Nokia

Nokia aims to be a leading company in environmental performance. In 2010, we continued to look for possibilities to reduce the environmental impact of our devices and operations at each stage of the product life cycle. Focus areas include materials used, energy efficiency, take-back of used products, and eco services for our phones to help people to make sustainable choices and consider the environment in their everyday lives. Our environmental work is based on global principles and standards. Our targets are not driven solely by regulatory compliance, but are designed to go beyond legal requirements. Environmental issues are fully integrated in our business activities and are everyone’s responsibility at Nokia.

Environment and Nokia Products

The way we make products is guided by life cycle thinking, where we aim to minimize the environmental impacts of a product at every stage of its life, from manufacture through to use and disposal. Life cycle assessments help us identify and focus on the areas where we can make the biggest contribution to reducing impacts. Our life cycle assessment method has been externally audited. During a product’s creation we focus on energy efficiency, sustainable use of materials and smart, sustainable packaging. We choose the materials for our products and packaging with the environment in mind.

We’ve been driving environmental improvements systematically across our product portfolio for years, and we aim to continuously improve the environmental attributes of all our products. During the last decade we have been able to reduce the environmental impact of our products—measured by the energy consumed through the entire product lifecycle—by up to 65%, while also introducing new features and capabilities that allow the mobile phone to be used in many other ways than just for calling. Our latest smartphone models—the Nokia C7, Nokia C6-01, Nokia E7 and Nokia N8—represent an important step in making our product portfolio more environmentally friendly, in that they make use of renewable and recycled materials such as bio-paints, bio-plastics and recycled metals. The Nokia C7 is the industry’s first mobile device to use bio paints and the Nokia C6-01 is the first in the industry to use recycled metals.

Nokia has provided Eco declarations for older products and in order to improve transparency in environmental matters, in May 2010 we started to provide enhanced Eco profiles for all our new products containing information on their environmental impact. In addition to this, Eco profiles contain also basic information on products’ material use, energy efficiency, packaging, disassembly and recycling. Sustainable living is also promoted through hundreds of applications available in Ovi Store, including a collection of applications in a dedicated ‘green’ section of the store.

Materials in Nokia Products and Packaging

Our main objective is that we know all the substances in our products, not just those that raise concerns, and that they are safe for people and the environment when used in the proper way. All our mobile devices and accessories worldwide are fully compliant with the EU Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (EU

RoHS). Additionally, our products do not contain substances included in the current EU REACH Candidate List of Substances of Very High Concern, which the EU REACH regulation requires to be reported.

We have also voluntarily phased out PVC from all mobile devices and enhancements since 2006. We are currently voluntarily phasing out the use of brominated and chlorinated compounds and antimony trioxide. At the end of 2010, a total of 46 Nokia models available on the market are free of these substances, based on Nokia Substance List definitions. Our new mobile phones and accessories are also fully free of brominated and chlorinated compounds and antimony trioxide as defined in the Nokia Substance List, which is available on our website.

We continue to improve our packaging, increasing our use of renewable, paper-based materials to over 95% of total packaging materials. Our packages are 100% recyclable. Since 2008, the sales packages of all new devices have been smaller than their earlier equivalents, and the reductions continue. Smaller and lighter packaging has also reduced transportation loads, and these factors together have translated into significant cost savings.

Energy Savings in Nokia Products

We have introduced energy saving features throughout our product portfolio, including energy-efficient chargers. Over the last decade, we have reduced the average no-load energy consumption of our chargers by more than 80% and our best-in-class chargers by over 95%. We have reached and exceeded our target of reducing no-load power used by our chargers by 50% from 2006 to 2010. The target was already reached during the second half of 2009 and during 2010 the no-load power consumption was further decreasing and finally exceeding the target with 18%. The no-load energy consumption of a charger is the amount of energy the charger continues to consume if you forget to unplug it from the wall outlet once the phone is fully charged.

Recycling Nokia Products

In 2010 we have continued our work globally to raise consumers’ awareness about mobile phone recycling. After a product is no longer in use our recycling programs target to ensure that unusable products do not end up in landfill sites. Our target in take-back is to build up and widen our collection and recycling infrastructure together with various local partners in order to build a recycling culture. In our service center network, the aim is to provide people with a one stop process to limit the transportation of devices as much as possible. Additionally, all of the non-repairable products are sent to eco-efficient recycling. Of the materials in a mobile phone, 100% can be recovered and used to make new products or generate energy.

Nokia Siemens Networks: Environment

The focus of Nokia Siemens Networks’ environmental strategy is to achieve a net positive impact on the environment. This will be delivered by:

•	Minimizing its environmental footprint.

•	Combining environmental and business benefits for a sustainable solution.

•	Maximizing the positive impact of telecommunications on other industries.

Nokia Siemens Networks continues to hold a leadership position and offers the industry’s most comprehensive range of energy solutions for telecoms operators, combining products and services. This portfolio is designed to reduce the network operating costs of new and legacy telecommunications networks, these solutions can reduce power consumption and resultant GHG emissions by exploiting more efficient technology and renewable energy.

By the end of 2010 Nokia Siemens Networks had deployed more than 390 sites running on renewable energy in 25 countries encompassing Asia-Pacific, China, Europe, Middle East, Africa and Latin America.

Nokia Siemens Networks has set targets for improving the environmental performance of its products and its facilities and will continue to set progressively more demanding targets on an on-going basis. Nokia Siemens Networks has been a member of the WWF Climate Savers program since June 2008, and is well on track to achieve its commitment to improving the energy efficiency of base station products by up to 40% by 2012, reducing energy consumption of buildings by 6% by 2012 and increasing the use of renewable energy in company operations to 50% by the end of 2010. The emissions avoided by these actions will amount to approximately 2 million tons of CO2 annually compared to the 2007 level.

During 2010 Nokia Siemens Networks has highlighted the positive environmental impact information technology solutions can have in other industry sectors. Nokia Siemens Networks is offering solutions for the utilities sector with smart grids and improved energy management solutions.

All of Nokia Siemens Networks’ production sites are included in the scope of the ISO 14001 certification. During 2010 Nokia Siemens Networks has made significant progress to extend the certification to cover its entire operations. This is planned to be completed during 2011.

Operations

In 2010, Nokia Group facilities consumed 91 GWh of direct and 1 099 GWh of indirect energy. This energy consumption caused 17 000 tons of direct and 396 000 tons of indirect greenhouse gas (CO2e) emissions. Direct energy means our use of gas and oil while indirect energy refers to our use of electricity, district heating and district cooling. Without our purchase of certified green energy the (above mentioned) indirect emissions would have been greater by 127 000 tons.

We have been increasing the purchase of green electricity since 2006 and in 2010 the share was 409 GWh, which equals 42%.

Reducing the energy consumption and environmental impact of all our facilities has been a longstanding focus for us. Nokia Group has improved the energy efficiency of its facilities through a number of different projects in recent years. In 2010, Nokia created 8 500 MWh and Nokia Siemens Networks 10 100 MWh of new energy savings in technical building systems. Nokia has already achieved and Nokia Siemens Networks is on course to achieving the cumulative 6% energy savings target by 2012, compared to the baseline year 2006 (Nokia) or 2007 (Nokia Siemens Networks).

In 2010 Nokia (including NAVTEQ) was able to reduce facilities CO2 emissions by 19%, compared with the 2006 level. This reduction was achieved through the above mentioned energy efficiency measures, renewable energy purchases and by supporting Gold Standard certified renewable energy project in China.

Nokia’s travel reduction efforts, consisting of a new travel policy, travel awareness campaigns, improved availability of video conferencing facilities and direct travel consultancy to Nokia business units, have resulted in reductions in air travel emissions. Employees are encouraged to purchase company funded carbon offsets to compensate for the CO2 emissions caused by our remaining air travel. Nokia’s CO2 emissions from air travel have been reduced by 40% from 2008 base level. CO2 emissions from air travel were 75 893 tons in 2010, which is 2.8% more than in 2009. In 2010 the number of flights actually decreased, but average flight distance increased which resulted in increased emissions. The emissions figure covers 95% of Nokia’s air travel and has been calculated with a conservative interpretation of GHG Protocol emission factors.

Water is not a significant environmental topic for Nokia Group’s own operations. Water is used mainly for sanitary and catering purposes, and to a smaller extent in gardening and facilities management, such as cooling towers. Production processes do not consume water. In 2010 Nokia Group withdrew 2 197 000 m3 water for use in its facilities, out of which 96% was withdrawn from municipal and 4% from ground water sources. 9% was recycled.

Nokia (including NAVTEQ) caused 59 800 tons of waste in 2010. Out of this, 91% was reused or recycled, energy was recovered from 4% and only 5% went for final disposal, i.e., either for landfill or was incinerated without energy recovery.

4C. Organizational Structure

The following is a list of Nokia’s significant subsidiaries as of December 31, 2010. See also, Item 4A. “History and Development of the Company—Organizational Structure”.

		Nokia		Nokia
	Country of	Ownership		Voting
Company	Incorporation	Interest		Interest

Nokia Inc.	United States	100%		100%
Nokia GmbH	Germany	100%		100%
Nokia UK Limited	England & Wales	100%		100%
Nokia TMC Limited	South Korea	100%		100%
Nokia Telecommunications Ltd.	China	83.9%		83.9%
Nokia Finance International B.V.	The Netherlands	100%		100%
Nokia Komárom Kft	Hungary	100%		100%
Nokia India Pvt. Ltd.	India	100%		100%
Nokia Italia S.p.A	Italy	100%		100%
Nokia Spain S.A.U.	Spain	100%		100%
Nokia Romania SRL	Romania	100%		100%
Nokia do Brasil Tecnologia Ltda	Brazil	100%		100%
OOO Nokia	Russia	100%		100%
NAVTEQ Corporation	United States	100%		100%
Nokia Siemens Networks B.V.	The Netherlands	50	%(1)	50	%(1)
Nokia Siemens Networks Oy	Finland	50%		50%
Nokia Siemens Networks GmbH & Co KG	Germany	50%		50%
Nokia Siemens Networks Pvt. Ltd.	India	50%		50%

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Networks group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors and, accordingly, Nokia consolidates Nokia Siemens Networks.

4D. Property, Plants and Equipment

At December 31, 2010, Nokia operated ten manufacturing facilities in nine countries for the production of mobile devices, and Nokia Siemens Networks had eight major production facilities in four countries. We consider the production capacity of our manufacturing facilities to be sufficient to meet the requirements of our devices and networks infrastructure business. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance. See also, Item 4B. “Business Overview—Devices & Services—Production” and “—Nokia Siemens Networks—Production.”

The following is a list of the location, use and capacity of major manufacturing facilities for Nokia mobile devices and Nokia Siemens Networks infrastructure equipment.

Productive
Capacity, Net
Country	Location and Products	(m2)(1)

BRAZIL	Manaus: mobile devices	11 752
CHINA	Beijing: mobile devices	26 848
	Dongguan: mobile devices	35 667
	Beijing: switching systems	6 749
	Shanghai: base stations, broadband access systems, transmission systems	16 363
	Suzhou: base stations	11 373
FINLAND	Salo: mobile devices	17 352
	Oulu: base stations	14 000
GERMANY	Berlin: optical transmission systems	14 045
	Bruchsal: Switching systems, transmission systems, broadband access systems	23 612
HUNGARY	Komárom: mobile devices	44 805
INDIA	Chennai: mobile devices	35 581
	Chennai: base stations and radio controllers, microwave radio products.	7 328
	Kolkata: fixed switching	9 057
MEXICO	Reynosa: mobile devices	19 535
REPUBLIC OF KOREA	Masan: mobile devices	31 183
ROMANIA	Cluj: mobile devices	15 773
UNITED KINGDOM	Fleet: mobile devices	2 728

(1)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

This section begins with an overview of the principal factors and trends affecting our results of operations. The overview is followed by a discussion of our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments reflected in our reported financial results. We then present an analysis of our results of operations for the last three fiscal years.

We currently have three operating and reportable segments for financial reporting purposes: Devices & Services; NAVTEQ; and Nokia Siemens Networks.

On July 10, 2008, we completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. The results of NAVTEQ are not available for the prior periods. Accordingly, the results of NAVTEQ for the full years 2010 and 2009 are not directly comparable to the results for the full year 2008.

As of April 1, 2011, we will have a new operational structure, which features two distinct business units in Devices & Services business: Smart Devices and Mobile Phones. They will focus on our key business areas: smartphones and mass-market mobile phones. Each unit will have profit-and-loss responsibility and end-to-end accountability for the full consumer experience, including product development, product management and product marketing.

Starting April 1, 2011, we will present our financial information in line with the new organizational structure and provide financial information for our three businesses: Devices & Services, NAVTEQ and Nokia Siemens Networks. Devices & Services will include two business units: Smart Devices and Mobile Phones as well as devices and services other and unallocated items. For IFRS financial reporting purposes, we will have four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, NAVTEQ and Nokia Siemens Networks.

For a description of our organizational structure see Item 4A.—“History and Development of the Company—Organizational Structure”. Business segment data in the following discussion is prior to inter-segment eliminations. See Note 2 to our consolidated financial statements included in Item 18 of this annual report. The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report, Item 3D “Risk Factors” and “Forward-Looking Statements”. Our financial statements have been prepared in accordance with IFRS.

Principal Factors & Trends Affecting our Results of Operations

Devices & Services

The principal source of net sales in our Devices & Services business is the sale of mobile devices and services. Our mobile device portfolio ranges from basic mobile phones focused on voice capability to smartphones which can access a broad range of web applications and services with advanced multimedia capabilities.

In 2010, the global mobile device market benefited from improved economic and financial conditions following the significant deterioration in demand during the second half of 2008 and 2009. According to our preliminary estimate, in 2010 the industry mobile device volumes increased by 13% to 1.43 billion units, compared with an estimated 1.26 billion units in 2009. We estimate that our mobile device volume market share was 32% in 2010, compared to an estimated 34% in 2009 (based on Nokia’s revised definition of the industry mobile device market share applicable beginning in 2010 and applied retrospectively to 2009 for comparative purposes only). Moreover, smartphones continued to capture the major part of the volume and value growth and public focus in the mobile device market.

During 2010, we took a number of steps designed to improve our competitive position, especially in smartphones. For example, we launched a family of new products based on our new Symbian platform with performance and functionality enhancements, as well as focusing on Qt as the sole application development framework for both Symbian and future MeeGo devices. In addition, we also announced plans to simplify our services organization as well as focusing on delivering an integrated Ovi experience across our full range of devices.

At the same time, 2010 was a year of unprecedented change in the mobile device industry. As the competitive landscape evolved and accelerated from being product driven to ecosystem led, our leadership position and financial performance came under increasing pressure. Until very recently, we believed our competitive position in smartphones could be improved with Symbian, as well as MeeGo, and our strategy based on those platforms. We are now of the view, however, that for the longer term our Symbian platform is not sufficiently competitive in leading markets. As a result, we needed to change our strategic direction and operational structure, and position Nokia in an industry ecosystem that we believe has strong growth potential and represents the best option to drive our longer-term financial performance.

Our strategy is built around three “pillars”: regaining leadership in the smartphone market, reinforcing our leadership position in mobile phones and investing in future disruptions.

The key element of our smartphone strategy is our planned strategic partnership with Microsoft, announced on February 11, 2011, to build a new global mobile ecosystem. The Windows Phone ecosystem targets to deliver more competitive, differentiated and innovative mobile products with an unrivalled scale, product breadth, geographical reach and brand identity.

Under the proposed partnership, we would adopt, and license from Microsoft, Windows Phone as our primary smartphone platform. Microsoft will continue to license Windows Phones to other mobile manufacturers. The Microsoft partnership would provide us, however, with opportunities to innovate and customize on the Windows Phone platform with a view to differentiating Nokia smartphones from those of our competitors who also use the Windows Phone platform. The Microsoft partnership would also provide opportunities to drive innovation and new revenue sources from the combination of various services assets, such as location-based services, search, advertising, ecommerce, gaming and productivity tools. Under the proposed partnership, Microsoft would provide developer tools, making it easier for application developers on Windows and Windows-related platforms to leverage our global scale and reach with enhanced monetization opportunities for the ecosystem at large.

In mobile phones, we are renewing our strategy to leverage our innovation and strength in growth markets to connect the next billion people to their first Internet and application ecosystem experience. Through our investments in developing assets designed to bring a modern mobile experience —software, services and applications—we believe we have the opportunity to deliver the “web for the next billion” to aspirational consumers in key growth markets. During 2010, we continued to invest in Series-40 and we brought support for QWERTY keyboard, dual SIM and touch experiences to our mobile phones. In addition, we also acquired Novarra, Inc. with the aim of bringing new browser technology and the power of cloud services to Series 40, and making browsing on Nokia mobile phones faster, more affordable, easier to use and a more personalized experience for more Internet users in emerging markets.

Finally, we believe that we must invest to take advantage of future technology disruptions and trends. Through ongoing research and development, we plan to explore and lead next-generation opportunities in devices, platforms and user experiences to support our industry position and longer-term financial performance.

We expect 2011 and 2012 to be transition years, as we transition to Windows Phone as our primary smartphone platform and we invest in building a new ecosystem with Microsoft. During this transition, we believe that our Devices & Services business will be subject to significant risks and uncertainties. Those uncertainties, among others, include consumer demand for our Symbian devices and potential market share losses as competitors endeavor to capitalize on our platform and product transition. Therefore, we believe that it is not appropriate to provide annual targets for 2011 at the present time. However, we expect to continue to provide short-term quarterly forecasts to indicate our progress in our interim reports as well as annual targets when circumstances allow us to do so.

Over the longer-term we target:

•	Devices & Services net sales to grow faster than the market, and

•	Devices & Services operating margin to be 10% or more, excluding special items and purchase price accounting related items.

We believe that our Devices & Services net sales and profitability are currently driven primarily by the following factors and trends:

•	Continued convergence of the mobility, computing, consumer electronics and services industries;

•	Increasing importance of competing on an ecosystem to ecosystem basis with new monetization models;

•	Increasing challenges of achieving sustained differentiation and impact on overall industry gross margin trends;

•	Speed of innovation, product development and execution;

•	Increasing innovation in the mobile phone market; and

•	Operational efficiency and cost control.

Continued Convergence of the Mobility, Computing, Consumer Electronics and Services Industries

Value in the mobile handset industry continues to be increasingly driven by the convergence of the mobility, computing, consumer electronics and services industries. As consumer demand and interest for smartphone and tablets with access to a range of content and media accelerates, new opportunities to create and capture value through innovative new service offerings and user experiences have arisen, with a greater emphasis and importance on software and ecosystem-driven innovation, rather than standalone devices. In addition, the increasing availability of more affordable smartphones and connected devices and related services has created new opportunities to capture value from the traditional mobile phone market as well as adjacent industries.

As a result, in volume and value terms smartphones are capturing the major part of the growth and public focus in the mobile device market. We believe that having a winning smartphone platform has become increasingly important as a key enabler of compelling smartphone products and longer-term financial performance.

Our current smartphone platform utilizes the Symbian operating system, and we work with developers and partners to create applications and provide services and content for our smartphones. We have also been working with Intel to develop a new smartphone platform, MeeGo, an open-sourced platform focused longer-term next generation devices.

Until very recently, we believed our competitive position in smartphones could be improved with Symbian, as well as MeeGo, and our strategy based on those platforms. We are now of the view, however, that for the longer term our Symbian platform is not sufficiently competitive in leading markets. In addition, we now believe that Symbian would not allow us to overcome the challenges we face in terms of the speed at which we need to bring innovation to the market. With MeeGo, we now believe that we cannot build the necessary scale fast enough to create a sufficiently competitive ecosystem.

Accordingly as discussed above, on February 11, 2011, we announced our intention to enter into a broad strategic partnership with Microsoft and adopt, and license from Microsoft, Windows Phone as our primary smartphone platform.

While we transition to Windows Phone as our primary smartphone platform, we will continue to leverage our investment in Symbian for the benefit of Nokia, our customers and consumers, as well as developers. This strategy recognizes the opportunity to retain and transition the installed base of approximately 200 million Symbian owners to Nokia Windows Phone smartphones over time. We expect to sell approximately 150 million more Symbian devices in the years to come, supported by our plan to deliver additional user interface and hardware enhancements. We will continue our development of MeeGo at an appropriate level as part of our longer-term market exploration of next-generation devices, platforms and user experiences.

Increasing Importance of Competing on an Ecosystem to Ecosystem Basis with New Monetization Models

In the market for smartphones, we have seen significant momentum and emphasis on the creation and evolution of new ecosystems around major software platforms, including Apple’s iOS proprietary platform and Google’s open source Android platform, bringing together devices, software, applications and services with a broad range of new and innovative monetization models. In addition, other industry players, including other handset vendors and mobile operators, have created their own proprietary marketplaces for services and applications.

The increasing importance of ecosystems is, to a large degree, driven by the convergence trends mentioned above and the implications for the competencies and business model adjustments required for longer-term success. Key determinants of the sustainability of ecosystem success include the underlying software platform choices, the ability to attract developers, building sufficient scale and partnering in mutually beneficial ways with a broad range of industry participants to deliver high-quality, differentiated products.

Moreover, we believe traditional monetization models around the sales of devices and direct services are becoming increasingly challenging. Accordingly, developing a range of indirect monetization opportunities, such as advertising based business models, will need to be part of successful ecosystems over the coming years. Obtaining and analyzing a complex array of customer feedback, information on consumer usage patterns and other personal and consumer data over the largest possible user-base is essential in gaining greater consumer understanding. We believe this understanding is a key element in developing new monetization opportunities and generating new sources of revenue, as well as in facilitating future innovations, including the delivery of new and more relevant user experiences ahead of the competition.

Our planned partnership with Microsoft would bring together complementary assets and competencies. Nokia would bring assets such as its brand, hardware, productization, global reach, application store, operator billing support, maps and location-based assets to the partnership. Microsoft would bring their next generation smartphone platform with Windows Phone, as well as search, broader advertising, ecommerce, gaming and productivity assets such as Bing, AdCenter, Xbox Live and Office.

We intend to combine our services assets to drive innovation and new sources of revenues. Nokia Maps, for example, would be at the heart of key Microsoft assets like Bing and AdCenter, and Nokia’s application and content store would be integrated into Microsoft Marketplace for Nokia Windows Phone smartphones. We believe the ability to understand the specific needs of different geographic markets and consumer segments and to localize services appropriately will be a key competitive differentiator. To support this, we plan to invest in local advertising platforms to further enhance and enrich our localized offerings. Combined with the scale we expect to achieve, we believe that we have the opportunity to deliver more compelling and relevant local services and to build new monetization models for Nokia and the Windows Phone ecosystem.

We also believe that by extending the price points, market segments and geographies of Nokia Windows Phone smartphones, we should be able to significantly strengthen the scale and attractiveness of the ecosystem to developers, operators and partners.

For developers, we believe that we can create new and highly attractive monetization opportunities. By leveraging Microsoft’s proven developer tools and support, based on Silverlight, with our operator billing, merchandising and global application store, we intend to offer new monetization mechanisms for developers while providing access to Nokia’s global scale. We will continue to promote Qt as the sole application development framework for our Symbian smartphone platform on which we expect to sell approximately 150 million more devices in the years to come. For our Series 40-based feature phones, we will continue to support a Java-based development environment.

For operators, we plan to be their preferred ecosystem partner. By creating a new global mobile ecosystem with Microsoft, we believe that we will be able to create a greater balance for operators as well as providing more opportunities to share the economic benefits from services and applications sales. For example, operators can integrate their billing systems with our global application store and leverage our geographic scale and reach.

For partners, we intend to prioritize the success of the Windows Phone ecosystem in order to build critical mass. By creating a more complete and compelling platform that is accessible for others to use, we aim to enhance the attractiveness of our ecosystem to a broad range of partners—such as hardware manufacturers, software providers, publishers, entertainment providers, advertisers and

e-commerce specialists. For example, by making assets such as our location-based services and a number of Microsoft’s web assets available for other original equipment manufacturers and partners to use, we aim to bring further scale to our ecosystem, an important driver of future advertising-based revenue streams.

Increasing Challenges of Achieving Sustained Differentiation and Impact on Overall Industry Gross Margin Trends

Although we expect the mobile device industry to continue to deliver attractive revenue growth prospects, we are less optimistic about the mobile device industry’s gross margin trends going forward. The creation and momentum of new ecosystems, especially from established internet players with disruptive business models, has enabled handset vendors that do not have substantial software expertise to develop an increasingly broad and affordable range of smartphones and other connected devices that feature a certain user interface, application development and mobile service ecosystems. At the same time, this has significantly reduced the amount of differentiation in the user experience in the eyes of consumers. We believe that as it becomes increasingly difficult for many of our competitors to achieve sustained differentiation, this may depress overall industry gross margin trends going forward.

Our ability to achieve sustained differentiation of our mobile products is a key driver of consumer retention, net sales growth and margins. We believe that the three pillars of our new strategy create a solid foundation for sustained differentiation across our mobile product portfolio and our future financial performance.

Through our planned partnership with Microsoft and the Windows Phone ecosystem, we plan to focus more of our investments in areas where we believe we can differentiate and less on areas where we cannot, leveraging the assets and competencies of our ecosystem partners. As a consequence, we are working to reduce our overall R&D expenditures in our devices and services business over the longer term. Areas where we believe we can achieve sustained differentiation include:

•	Unique experiences. We believe that we have an opportunity to differentiate through a collection of experiences on Nokia devices, supported by our productization capabilities. For example, bringing together our best-in-class photographic and imaging capabilities with our location-based, geopositioning and other assets to create unique and differentiated experiences.

•	Distinctive design. We have a long history of bringing iconic and signature designs to both smart devices and mobile phones. We believe that having a distinctive “Nokia” design is a key element of our strategy.

•	Local and global approach. Although we are a global company, we have significant local presence and capabilities to ensure we are able to capitalize on local developer and ecosystem opportunities. Services such as Nokia Life Tools and Nokia Money as well as our ability to launch regional and country specific initiatives give us a unique opportunity to differentiate in a number of high growth markets where our market position and brand are strongest. We believe our ability to combine our scale and localization provides an important opportunity to differentiate our mobile products.

•	Compelling hardware. We believe that in areas such as imaging, advanced sensors, GPS, accelerometers and gyroscopes, we have an opportunity to continue to differentiate our offering across a broad range of price points.

•	Brand. As the devices business is a consumer business, brand is a major differentiating factor with broad effects on market position and pricing. The Interbrand annual rating of 2010 Best Global Brands positioned Nokia as the eighth most-valued brand in the world. In addition, Nokia has been ranked No. 1 in The Economic Times-Brand Equity’s annual ‘Most Trusted

Brands’ survey for 2010 in India, marking Nokia’s recognition as India’s most trusted brand for three consecutive years.

•	Supply chain, distribution and relationships. We enjoy a world-class manufacturing and logistics system, which is designed to deliver quality hardware and respond quickly to customer demand. During 2010, we made over one million devices per day in our nine main device manufacturing facilities globally. In addition, we source components from a global network of strategic partners, the majority of whom we have long standing and deep relationships supported by our scale and market position. Nokia has the industry’s largest distribution network with over 650 000 points of sale globally. Compared to our competitors, we have a substantially larger distribution and care network, particularly in China, India and Middle East and Africa.

•	Intellectual property: Success in our industry requires significant research and development investments, with intellectual property rights filed to protect those investments and related inventions. We believe that Nokia has built one of the strongest and broadest patent portfolios in the industry. Since the early 1990s, we have invested approximately EUR 43 billion cumulatively in research and development, and we now own over 10 000 patent families.

Additionally, under the planned Microsoft partnership we will have the ability to innovate and customize on the Windows Phone platform with a view to differentiating Nokia smartphones from those of our competitors who also use the Windows Phone platform.

On Mobile Phones, we plan to differentiate by further leveraging our strong market position, especially in growth economies. We plan to take advantage of this by delivering the “web for the next billion”—making people’s first web and application experience a Nokia experience in these growth markets. We are already investing in the future, developing assets with which we can bring a modern mobile experience—software, services and applications—to the billions of aspirational consumers in key growth markets.

Finally, we believe that we must invest to take advantage of future technology disruptions and trends. Through ongoing research and development, we plan to explore and lead next-generation opportunities in devices, platforms and user experiences to support our industry position as well as our ability to further differentiate over the longer-term.

Speed of Innovation, Product Development and Execution

As the mobile communications industry continues to undergo significant changes, we believe that speed of innovation and product development are important drivers of competitive strength. For example, a number of our competitors have been able to successfully leverage their software expertise to continuously bring innovations to market at a rapid pace, faster than typical hardware cycles. This has placed increasing pressure on all industry participants to continue to shorten product creation cycles and the ability to execute in a timely, effective and consistent manner.

On February 11, 2011, Nokia outlined its new strategic direction, including changes to operational structure, company leadership, decision-making, ways of working and competencies designed to accelerate the company’s speed of execution in an intensely competitive environment. The planned changes to our ways of working fall under six areas: globally accountable business units, revised services mission, local empowerment, simplified decision-making, performance-based culture with consistent behavior, new leadership structure and principles.

Effective April 1, 2011, our Devices & Services business will include two business units: Smart Devices and Mobile Phones. They will focus on our key business areas: smartphones and mass-market mobile phones. Each unit will have profit-and-loss responsibility and end-to-end accountability for the full consumer experience, including product development, product management and product marketing.

Increasing Innovation in the Mobile Phone Market

Although the mobile phone market continues to mature as the rate of growth of new subscribers slows, we believe that significant changes are also taking place. Today, a different type of ecosystem from that of smartphones is emerging around mobile phones involving very low cost components and manufacturing processes, with speed to market and attractive pricing being critical success factors. In particular, the availability of complete mobile solutions chipsets from MediaTek has lowered the barriers of market entry and enabled the very rapid and low cost production of mobile phones by numerous manufacturers in the Shenzhen region of China which have gained significant share in emerging markets, as well as brought some locally relevant innovations to market. Such manufacturers have also demonstrated that they have significantly lower gross margin expectations than we do.

We also face competition from vendors of unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets which produce inexpensive devices, with sometimes low quality and limited after-sales services, that take advantage of commercially-available free software and other free or low cost components, software and content. In addition, we compete with non-branded mobile phone manufacturers, including mobile network operators, which offer mobile devices under their own brand, as well as providers of specific hardware and software layers within products and services at the level of those layers rather than solely at the level of complete products. These market developments are contributing to less product differentiation in the mobile phones category.

Divergent consumer preference trends have also emerged; consumers who purchase ultra low-end devices for basic voice, SMS and limited data services and those who are seeking more advanced internet browsing, applications and mobile services such as social networking and messaging. Many mid-range to low-end mobile phones increasingly offer access to the Internet and mobile applications and provide more smartphone-like experiences.

In the mobile phone category, we believe our competitive advantages—including our scale, brand, quality, manufacturing and logistics, strategic sourcing and partnering, distribution, R&D and software platforms and intellectual property—continue to be important to our competitive position. Moreover, we believe that our new strategy and organizational structure, announced on February 11, 2011, should strengthen our ability to provide mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications that attract new users and connect new and existing users to their first Internet and application experience.

Nokia has and is continuing to invest in Series 40, bringing ongoing innovation, freshness and differentiation to our mobile phones portfolio. During 2010, we brought support for QWERTY keyboard, dual SIM and touch experiences to our devices. In addition, we also acquired Novarra, Inc. with the aim of bringing new browser technology and the power of cloud services to Series 40, and making browsing on Nokia mobile phones faster, more affordable, easier to use and a more personalized experience for more Internet users in emerging markets.

We believe that innovation in mobile phones will not only be driven by cost and hardware differentiation, such as full touch, dual SIM and QWERTY devices, but also with elements of software and services.

To create additional value for users of our Series 30 and Series 40-powered mobile phones, we offer a range of services that can be accessed with them, such as Nokia Life Tools, Ovi Mail, Nokia Maps, and Nokia Money. For example, with Nokia Life Tools, consumers can access timely and relevant agricultural information, as well as education and entertainment services, without requiring the use of GPRS or Internet connectivity. During 2010, we launched Life Tools in China and Nigeria, expanding the presence of the service to four markets.

We plan to further extend our mobile phone offerings and capabilities during 2011 in order to bring a modern mobile experience—software, services and applications—to the billions of aspirational consumers in key growth markets as part of our renewed strategy to bring the web to the next billion. At the same time, we plan to drive third party innovation through working with our partners to engage in building strong, local ecosystems.

Operational Efficiency and Cost Control

The factors and trends discussed above influence our net sales and gross profit potential. In addition, operational efficiency and cost control are important factors affecting our profitability and competitiveness. We continuously assess our cost structure and prioritize our investments. Our objective remains to maintain our strong capital structure, focus on profitability and cash flow and invest appropriately to innovate and grow in key strategic areas.

Our cost structure has benefitted from the cost of components eroding more rapidly than the price erosion of our mobile products. Recently, however, component cost erosion has been generally slowing, a trend which adversely affected our profitability in 2010, and may do so in the future.

The currency volatility we have experienced during 2010 continued to impact our costs. In particular, we have continued to take action in 2010 to reduce our devices sourcing costs in the Japanese yen which appreciated significantly relative to the US dollar and the euro in 2010. These measures included price negotiations with our suppliers and shifting the sourcing of certain components to non-Japanese suppliers. During 2010, we decreased sourcing of device components based on the Japanese yen from approximately 18% to approximately 12% of our total costs of sales.

During 2010, we continued to take action to reduce operating expenses and shift the mix of our investments towards areas that we believe will lead to longer-term differentiation of our mobile devices from the consumer perspective. In 2010, we reduced our Devices & Services operating expenses—research and development expenses, selling and marketing expenses, administrative and general expenses—by approximately 2% compared to 2009. Actions included the simplification of the company structure, the streamlining of Symbian Smartphones and Services organizations as well as the transfer of the wireless modem business to Renesas Electronics Corporation.

The implementation of our new strategy and the proposed partnership with Microsoft is expected to have a significant impact on our operations and personnel, including substantial reductions in personnel following the appropriate consultations. As a result, we expect to incur additional costs related to the operational restructuring and personnel reductions particularly during the transition period over the next two years.

In addition, we will be making royalty payments to Microsoft to license Windows Phone as our primary smartphone platform; our current Symbian smartphone platform is royalty-free to us. This will increase our cost of sales and lower the gross margin in our devices and services business. Accordingly, we plan to adjust our cost structure and capitalize on the opportunities to generate new sources of revenue afforded by the planned Microsoft partnership in order to create a long-term profitable business model for our devices and services business. For example, the planned Microsoft partnership should enable us to make more focused R&D investments in operating systems and services, which is expected to result in lower overall R&D expenses over the longer term in our devices and services business. We also expect to receive substantial sales and marketing support from Microsoft for our combined devices and services efforts with the goal of lowering those operating expenses over the longer term. In addition, we intend to address other ways to increase our cost efficiency with a view to reducing our overall operating expenses. We also believe that the planned Microsoft partnership will provide important long-term opportunities to generate new sources of revenue, particularly from the monetization of our combined service assets such as our location-based services and Microsoft’s search and advertising platforms, as discussed above.

NAVTEQ

NAVTEQ’s objective is to be the leading provider of comprehensive digital map data and related location-based content and services, including traffic information, to a broad range of customers.

NAVTEQ’s strategy is to enhance and expand its geographic database and related dynamic content and services, thereby enabling NAVTEQ to grow its presence in applications and services created by mobile device manufacturers, automotive manufacturers, navigation system and application vendors and Internet application providers. Through NAVTEQ, we are ensuring the continued development of our context and geographical services through Ovi Maps as we move from simple navigation to a broader range of location-based services, such as pedestrian navigation, traffic and public transport information, local services and city guides, integration with social networks and contextual advertising. Our Devices & Services business is a key customer of NAVTEQ. Devices & Services purchases map licenses from NAVTEQ for its Ovi Maps service sold in combination with GPS enabled smartphones.

At the same time, NAVTEQ continues to develop its expertise in digital mapping and navigation, service its external customer base and invest in the further development of its map data, location-based services, mobile advertising capabilities and technology platform.

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

Price Pressure for Navigable Map Data Increasing

NAVTEQ net sales are also impacted by the highly competitive pricing environment. Google is now offering turn-by-turn navigation for many countries to its business customers and consumers on certain mobile handsets at no charge to the consumer. In January 2010, Nokia introduced a new version of Ovi Maps for its selected smartphones that includes high-end walk and drive navigation at no extra cost to the consumer. We expect these offerings will increase the adoption of location-based services in the mobile handset industry, but we also expect it may result in additional price pressure from NAVTEQ’s other business customers, including handset manufacturers, navigation application developers, wireless carriers and personal navigation device (“PND”) manufacturers, seeking ways to offer lower-cost or free turn-by-turn navigation to consumers. Turn-by-turn navigation solutions that are free to consumers on mobile devices may also put pressure on automotive OEMs and automotive navigation system manufacturers to have lower cost navigation alternatives. The price pressure will likely result in an increased focus on advertising revenue as a way to supplement or replace license fees for map data.

In response to the pricing pressure, NAVTEQ focuses on offering a digital map database with superior quality, detail and coverage; providing value-added services to its customers such as distribution and technical services; enhancing and extending its product offering by adding additional content to its map database, such as 3D landmarks, and providing business customers with alternative business models that are less onerous to the business customer than those provided by competitors. NAVTEQ’s future results will also depend on NAVTEQ’s ability to adapt its business models to generate increasing amounts of advertising revenues from its map and other location-based content.

We believe that NAVTEQ’s PND customers will continue to face competitive pressure from smartphones and other mobile devices that now offer navigation, but that PNDs currently offer a strong value proposition for consumers based on the functionality, user interface, quality and overall ease of use.

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

In order to remain competitive and notwithstanding the price pressure discussed above, NAVTEQ will need to continue to expand the geographic scope of its map data, maintain the quality of its existing map data and add an increasing list of new location-based content and services, as well as using innovative ways like crowd sourcing to collect data. The trends for such location-based content and services include real-time updates to location information, more dynamic information, such as traffic, weather, events and parking availability, and imagery consistent with the real-world. We expect that these requirements will cause NAVTEQ’s map development expenses to continue to grow, despite a number of productivity initiatives underway to improve the efficiency of our database collection processing and delivery.

Industry Developments Impacting NAVTEQ

Sales of our map database on handsets grew in 2010 as a result of rapid deployment of navigation by handset providers globally and by wireless carriers in the US. While the global economic environment appears to only gradually be strengthening, we expect to see continued growth in navigation on mobile devices in 2011. Sales in the automotive sector also increased in 2010 as a result of higher automobile sales in Europe and North America. We expect sales of our map database in the automotive sector to remain steady in 2011, but expect the percentage of NAVTEQ net sales derived from in-vehicle navigation to decline in 2011 compared with 2010 and the percentage derived from handsets to increase compared to 2010. We also expect sales of our map database used in PNDs to decline in total and as a percentage of NAVTEQ net sales in 2011, compared to 2010.

Nokia Siemens Networks

Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally. After the completion of the expected Motorola acquisition discussed below, Nokia Siemens Networks believes that it would be the second largest such provider globally by revenue.

Nokia Siemens Networks’ net sales depend on various developments in the global mobile and fixed network infrastructure and related services market, such as network operator investments, the pricing environment and product mix. In developed markets, operator investments are primarily driven by capacity and coverage upgrades, which, in turn, are driven by greater usage of the networks both for voice calls and, increasingly, for data usage. Those operators are increasingly targeting investments in technology and services that allow better management of users on their network, and also allow them additional access to the value of the large amounts of subscriber data under their control. Also, in developed markets, the investments of network operators are driven by the evolution of network technologies and an increasing need for efficiency and flexibility. In emerging markets, the principal factors influencing operator investments are the continued growth in customer demand for telecommunications services, including data, as well as new subscriber growth. In many emerging markets, this continues to drive growth in network coverage and capacity requirements.

The telecommunications infrastructure market is characterized by intense competition and price erosion caused in part by the entry into the market of low cost competitors from China, which look to gain market share by leveraging their low cost advantage in tenders for customer contracts. The pricing environment has remained intense in 2010 as the rise of the low cost vendors from China continues. In particular, the wave of network modernization that has taken place, particularly in Europe, has seen some aggressive pricing as Chinese vendors attempt to break into these markets.

Nokia Siemens Networks’ net sales are impacted by those pricing developments, which show some regional variation, and in particular by the balance between sales in developed and emerging markets. While price erosion is evident across most geographical markets, it continues to be particularly intense in a number of emerging markets where many operator customers have been subject to financial pressure, both through lack of availability of financing facilities during 2010 as well as intense pricing pressure in their domestic markets.

Pricing pressure is evident in the traditional products markets, in particular, where competitors may have products with similar technological capabilities, leading to commoditization in some areas. Nokia Siemens Networks’ ability to compete in those markets is determined by its ability to remain price competitive with its rivals and it is therefore important for Nokia Siemens Networks to continue to lower product costs to keep pace with price erosion. Nokia Siemens Networks continued to make strong progress in reducing product and procurement costs in 2010, and will need to continue to do so in order to provide its customers with high-quality products at competitive prices. There is currently less pricing sensitivity in the managed services market, where vendor selections are often largely determined by the level of trust and demonstrated capability in the field.

Over recent years, the telecommunications infrastructure industry has entered a more mature phase characterized by the completion of the greenfield roll-outs of mobile and fixed network infrastructure across many markets, although this is further advanced in developed markets. Despite this, there is still a significant market for traditional network infrastructure products to meet coverage and capacity requirements, even as older technologies such as 2G are supplanted by 3G and LTE. As growth in traditional network products sales slows, there is an emphasis on the provision of network upgrades, often through software, as well as applications, such as billing, charging and subscriber management, and services, particularly the outsourcing of non-core activities to companies that provide extensive telecommunications expertise and strong managed service offerings.

Three principal trends have emerged in the telecommunications infrastructure market over recent years that are likely to impact future net sales: the growth of data usage, the move towards managed services and outsourcing, and the focus on subscriber-centric services. These can be seen as having a complementary impact on the investment choices made by Nokia Siemens Networks’ customers.

Growing Data Usage

The increased flow of data through telecommunications networks, particularly in developed markets, has begun to have significant implications for network development. Alongside traditional voice and data services, such as text messaging, end-users are beginning to access a wealth of media services through communications networks, including email and other business data; entertainment services, including games and music; visual media, including films and television programming; and social media sites. End-users increasingly expect that such services are available to them everywhere, through both mobile and fixed networks. These services are now accessed and used through multiple devices, including personal computers and televisions, through traditional broadband access lines as well as 3G data dongles, set-top boxes and mobile and fixed line telephones.

The growing popularity and affordability of feature rich smartphones that combine voice functionality, messaging, email, media players, navigation systems and other capabilities has been complemented by a proliferation of products and services in the market that both meet and feed end-user demand. The result has been a dramatic increase in data traffic and signalling through both mobile access and transport networks that carry the potential to cause network congestion and complexity. During 2010, this increase continued unabated as more and more devices were introduced to the market that require constant connectivity.

To cope with the growing traffic load within networks, operators are likely to need to invest increasingly in additional capacity, and in the speed and flexibility in their networks while maintaining the quality of the customer experience, both in the access networks and the backhaul that carries the data load as well as in the core networks that link them. In addition, networks require optimization to meet the signalling challenge they face from applications that are “always on”. That investment is likely at first to come in upgrades to existing 3G, core and backhaul networks and later in the move towards LTE, and it will require both hardware and software investment.

Nokia Siemens Networks has intensified and focused its investment in research and development in its network systems business and in the radio access area, in order to offer the products and software that respond to the growing requirement of operators for efficient networks that can “smartly” handle the data growth at reasonable cost. During 2010, Nokia Siemens Networks launched its “Golden Cluster” program, designed to combine all of its assets and expertise into a single solution to optimize networks for smart devices. By focusing on the relevant technologies, such as flat architectures, capacity scaling, fat pipes, proper radio coverage, and radio network features that increase smart device battery life and reduce signalling, Nokia Siemens Networks believes that it is well positioned to serve its customers’ current and future needs.

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

The trend towards network management outsourcing is evident in every region of the world and has intensified during 2010. Nokia Siemens Networks has contracts in all regions and in 2010 was awarded contracts in new markets such as Africa, Russia, Australia and Latin America. Nokia Siemens Networks believes that such a trend generates its own momentum in the market as vendors can increasingly demonstrate their capabilities with reference accounts and operators are exposed to their competitors taking steps that can enhance profitability and improve network quality and reliability.

Nokia Siemens Networks, which employs approximately 45 000 services professionals, continues to build its managed services capability to address the growing demand for outsourcing. For example, it manages nearly half a billion subscribers and has managed services contracts with 158 operators around the world. Nokia Siemens Networks has developed a global delivery model that offers the benefits of scale and efficiencies both to Nokia Siemens Networks and its customers. The model is based on the delivery of services from three global network solutions centres in Lisbon, Portugal and Chennai and Noida in India, the latter of which was opened in 2009. During 2010, Nokia Siemens Networks announced that it will open new global networks operations centers in both Russia and Brazil to support the move towards managed services in those regions. These new global operations centers are expected to open in the first half of 2011. Increasingly, Nokia Siemens Networks is addressing opportunities in multi-vendor network management, where the customer network might be partially or even entirely comprised of network components manufactured and installed by other vendors. The five year, five country deal signed with NII Nextel during 2010 is an example of the outsourcing of management of a network in which Nokia Siemens Networks has no hardware elements.

Nokia Siemens Networks believes it has a strong competitive position in managed services and continues to invest and innovate to ensure that it can maintain and enhance that position.

Subscriber-centric Solutions

As operators in many markets see the growth of net new subscribers slowing or even stopping, they are increasingly focused on leveraging the value of the subscribers they have. As the acquisition of new subscribers to networks in such markets can be both difficult and expensive, customers look to limit “churn”, where end-users transfer to a rival service provider, as well as to increase the revenue derived from each user through the addition of value-added services, such as access to media and entertainment and social networking services. This often requires that operators invest in software and solutions that allow customers to enjoy an improved experience. One of the key foundations for this improved end-user experience is understanding an end-user’s behavior and preferences, which in turn allows the operator to tailor service offerings to the individual consumer. This not only includes services and applications, but also bespoke billing platforms and identity management solutions.

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

Motorola Acquisition

On July 19, 2010 Nokia Siemens Networks announced that it had entered into an agreement to acquire the majority of Motorola wireless network assets for USD 1.2 billion. Under the terms of the agreement, Nokia Siemens Networks will acquire assets related to the development, manufacture and sale of CDMA, WiMAX, WCDMA, LTE and GSM products and services, as well as approximately 7 500 employees and assets in 63 countries, including large development sites in the United States, China and India.

Nokia Siemens Networks’ acquisition of Motorola’s wireless networks infrastructure assets has received antitrust approvals from all jurisdictions except China, where approval of the regulatory authorities is still pending. Nokia Siemens Networks is continuing to work with the Chinese regulatory authorities to get the final antitrust approval. The Motorola acquisition is expected to close after the final antitrust approval by the Chinese regulatory authorities has been granted and the other closing conditions have been met.

Outlook, Targets and Priorities for 2011

After the stabilization of the infrastructure market in 2010, following the declines of 2009, overall market conditions are expected to continue to improve in 2011. Nokia Siemens Networks expects industry revenues to grow slightly in 2011 compared to 2010. While growth is expected in certain areas, such as mobile broadband and services, this is expected to be offset to some extent by declines in certain areas and a continued challenging competitive environment.

In the context of these market conditions, Nokia Siemens Networks has clearly defined priorities. Firstly, it continues to drive for growth. Nokia Siemens Networks does not believe in growth at any cost, but does believe that maintaining scale is essential—a key milestone here is the expected completion of the Motorola transaction, which we believe would allow Nokia Siemens Networks to leverage those assets to accelerate its progress in North America.

In addition, Nokia Siemens Networks expects to capture growth by focusing on driving momentum in the areas of: mobile broadband, TD-LTE, services, customer experience management, and addressing the competition from internet players.

Nokia Siemens Networks will need to continue to leverage and, in some cases, improve its scale, technology and product portfolio to maintain or improve its position in the market. Nokia Siemens Networks is confident that it can maintain momentum in those key areas and therefore targets its net sales to grow faster than the market in 2011.

There are several factors that drive the profitability at Nokia Siemens Networks, and the company’s second priority for 2011 is to capture value in all such areas to drive profitability. Scale, operational efficiency and cost control have been and will continue to be important factors affecting Nokia Siemens Networks’ profitability and competitiveness. Nokia Siemens Networks’ product costs are comprised of the cost of components, manufacturing, labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs as well as warranty and other quality costs. Continued momentum in reducing product costs and capturing procurement savings will be a key areas in 2011. Nokia Siemens Networks’ profitability is also impacted by the pricing environment, product mix, including higher margin software sales, and regional mix.

Nokia Siemens Networks will therefore continue to seek areas of value in higher margin sales through increasing the proportion of software sales in its Network Systems and Global Services, but will also seek to improve the performance of its Business Solutions unit. Nokia Siemens Networks will continue to prioritize those regional markets, such as Japan, Korea and the US, where it believes it can capture more value.

Nokia Siemens Networks targets its operating margin to be above breakeven in 2011, excluding special items and purchase price accounting related items.

Nokia Siemens Networks continues to target reductions of annualized operating expenses and production overheads of EUR 500 million by the end of 2011, compared to the end of 2009, excluding special items and purchase price accounting related items.

Certain Other Factors

Exchange Rates

Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the euro, our reporting currency, and other currencies such as the US dollar, the Japanese yen and the Chinese yuan. See Item 3A “Selected Financial Data—Exchange Rate Data.” Foreign currency denominated assets and liabilities, together with highly probable purchase and sale commitments, give rise to foreign exchange exposure.

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

In addition to foreign exchange risk of our own sales and costs, our overall risk depends on the competitive environment in our industry and the foreign exchange exposures of our competitors.

To mitigate the impact of changes in exchange rates on net sales as well as average product cost, we hedge material transaction exposures on a gross basis, unless hedging would be uneconomical due to market liquidity and/or hedging cost. We hedge significant forecasted cash flows typically with a 6 to

12 month hedging horizon. For the majority of these hedges, hedge accounting is applied to reduce profit and loss volatility. We also hedge significant balance sheet exposures. Our balance sheet is also affected by the translation into euro for financial reporting purposes of the shareholders’ equity of our foreign subsidiaries that are denominated in currencies other than the euro. In general, this translation increases our shareholders’ equity when the euro depreciates, and affects shareholders’ equity adversely when the euro appreciates against the relevant other currencies (year-end rate to previous year-end rate). To mitigate the impact to shareholders’ equity, Nokia hedges selected net investment exposures from time to time.

During 2010, the volatility of the currency market remained broadly around the same level as in 2009, but remained elevated compared to levels during the first half of 2008. At the same time, the currency market liquidity conditions continued to improve. Overall hedging costs remained relatively low in 2010 due to the low interest rate environment.

In 2010, during the first half the year, the US dollar appreciated against the euro by 20.8%. After that, the US dollar gave away some of those gains, and at the end of 2010 the US dollar was 13.0% stronger against the euro than at the end of 2009.

The stronger US dollar during the last two months of 2010 had a positive impact on our net sales expressed in euro as approximately 40% of our net sales are generated in US dollars and currencies closely following the US dollar. However, the appreciation of the US dollar also contributed to a higher average product cost as approximately 60% of the components we use are sourced in the US dollar. During 2010, we increased the percentage of our direct material purchases in US dollars, as this helps to balance our net US dollar position. In total, the movements of the US dollar against the euro had a slightly negative impact on our operating profit in 2010.

In 2010, the Japanese yen appreciated by 20.8% against the euro. During 2010, approximately 15% of the devices components we used were sourced in the Japanese yen and, consequently, the appreciation of the Japanese yen had a negative impact on our operating profit in 2010. We have taken action in 2010 to further reduce our devices sourcing costs in the Japanese yen, including price negotiations with our suppliers and shifting the sourcing of certain components to non-Japanese suppliers. At the end of 2010, we had decreased the amount of device components we source in Japanese yen to approximately 12% of our total costs of sales.

In 2010, emerging market currencies faced appreciation pressures and performed strongly. The Chinese yuan and the Indian rupee performed the best appreciating by 15.8% and 15.3%, respectively, against the euro. Also, the Brazilian reais and the Russian ruble appreciated by 14.0% and 5.8%, respectively, against the euro.

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

Accounting Developments

The International Accounting Standards Board, or IASB, has and will continue to critically examine current IFRS, with a view towards improving existing IFRS as well as increasing international harmonization of accounting rules. This process of improvement and convergence of worldwide accounting standards has resulted in amendments to existing rules effective from January 1, 2010 and additional amendments effective the following year. These are discussed in more detail under “New accounting pronouncements under IFRS” in Note 1 to our consolidated financial statements included in Item 18 of this annual report. There were no IFRS accounting developments adopted in 2010 that had a material impact on our results of operations or financial position.

Subsequent Events

Nokia outlines new strategy, introduces new leadership and operational structure

On February 11, 2011, we outlined our new strategic direction, including changes in leadership and operational structure designed to accelerate the company’s speed of execution in the intensely competitive mobile product market. The main elements of our new strategy includes: plans for a broad strategic partnership with Microsoft to build a new global mobile ecosystem, with Windows Phones serving as Nokia’s primary smartphone platform; a renewed approach to capture volume and value growth to connect “the next billion” to the internet in developing growth markets; focused investments in next-generation disruptive technologies; and a new leadership team and operational structure designed to focus on speed, accountability and results.

We and Microsoft have entered into a non-binding term sheet, however, the planned partnership with Microsoft remains subject to negotiation and execution of definitive agreements by the parties, and there can be no assurances that definite agreements will be entered into. The future impact to Nokia Group’s financial statements resulting from the terms of any definitive agreements will be evaluated once those terms are agreed.

As of April 1, 2011, we will have a new operational structure, which features two distinct business units in Devices & Services business: Smart Devices and Mobile Phones. They will focus on our key business areas: smartphones and mass-market mobile phones. Each unit will have profit-and-loss responsibility and end-to-end accountability for the full consumer experience, including product development, product management and product marketing.

Starting April 1, 2011, we will present our financial information in line with the new organizational structure and provide financial information for our three businesses: Devices & Services, NAVTEQ and Nokia Siemens Networks. Devices & Services will include two business units: Smart Devices and Mobile Phones as well as devices and services other and unallocated items. For IFRS financial reporting purposes, we will have four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, NAVTEQ and Nokia Siemens Networks.

Nokia Siemens Networks planned acquisition of certain wireless network infrastructure assets of Motorola

On July 19, 2010, Nokia Siemens Networks announced that it had entered into an agreement to acquire the majority of Motorola’s wireless network infrastructure assets for USD 1.2 billion in cash and cash equivalents. Approximately 7 500 employees are expected to transfer to Nokia Siemens Networks from Motorola’s wireless network infrastructure business when the transaction closes, including large research and development sites in the United States, China and India. As part of the transaction, Nokia Siemens Networks expects to enhance its capabilities in key wireless technologies, including WiMAX and CDMA, and to strengthen its market position in key geographic markets, in particular Japan and the United States. Nokia Siemens Networks is also targeting to gain incumbent relationship with more than 50 operators and to strengthen its relationship with certain of the largest communication service providers globally.

The Motorola acquisition is expected to close after the final antitrust approval by the Chinese regulatory authorities has been granted and the other closing conditions have been met.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyzes accounts receivables and historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based on these estimates and assumptions the allowance for doubtful accounts was EUR 363 million at the end of 2010 (EUR 391 million at the end of 2009).

Inventory-related Allowances

We periodically review our inventory for excess, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods. Based on these estimates and assumptions the allowance for excess and obsolete inventory was EUR 301 million at the end of 2010 (EUR 361 million at the end of 2009). The financial impact of the assumptions regarding this allowance affects mainly the cost of sales of the Devices & Services and Nokia Siemens Networks segments.

Warranty Provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Our products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As we continuously introduce new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision. Based on these estimates and assumptions the warranty provision was EUR 928 million at the end of 2010 (EUR 971 million at the end of 2009). The financial impact of the assumptions regarding this provision mainly affects the cost of sales of our Devices & Services segment.

Provision for Intellectual Property Rights, or IPR, Infringements

We provide for the estimated future settlements related to asserted and unasserted past alleged IPR infringements based on the probable outcome of each potential infringement.

Our products include increasingly complex technologies involving numerous patented and other proprietary technologies. Although we proactively try to ensure that we are aware of any patents and other intellectual property rights related to our products under development and thereby avoid inadvertent infringement of proprietary technologies, the nature of our business is such that patent and other intellectual property right infringements may and do occur. Through contact with parties claiming infringement of their patented or otherwise exclusive technology, or through our own monitoring of developments in patent and other intellectual property right cases involving our competitors, we identify potential IPR infringements.

We estimate the outcome of all potential IPR infringements made known to us through assertion by third parties, or through our own monitoring of patent- and other IPR-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will result in a probable outflow of resources, we record a liability based on our best estimate of the expenditure required to settle infringement proceedings. Based on these estimates and assumptions the provision for IPR infringements was EUR 449 million at the end of 2010 (EUR 390 million at the end of 2009). The financial impact of the assumptions regarding this provision mainly affects our Devices & Services segment.

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

Business Combinations

We apply the acquisition method of accounting to account for acquisitions of businesses. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, liabilities incurred towards the former owners of the acquired business and equity instruments issued. Acquisition-related costs are recognized as expense in profit and loss in the periods when the costs are incurred and the related services are received. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date. Non-controlling interests in the acquired business are measured separately based on their proportionate share of the identifiable net assets of the acquired business. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines the discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Valuation of Long-lived Assets, Intangible Assets and Goodwill

We assess the carrying amount of identifiable intangible assets and long-lived assets if events or changes in circumstances indicate that such carrying amount may not be recoverable. We assess the carrying amount of our goodwill at least annually, or more frequently based on these same indicators. Factors we consider important, which could trigger an impairment review, include the following:

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

Goodwill is allocated to the Group’s cash-generating units (CGU) and discounted cash flows are prepared at CGU level for the purpose of impairment testing. The allocation of goodwill to our CGUs is made in a manner that is consistent with the level at which management monitors operations and the CGUs are expected to benefit from the synergies arising from each of our acquisitions. Accordingly, (i) goodwill arising from the acquisitions completed by the Devices & Services segment has been allocated to the Devices & Services CGU and (ii) goodwill arising from the acquisition of and acquisitions completed by NAVTEQ has been allocated to the NAVTEQ CGU.

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

The discount rates applied in the value in use calculation for each CGU have been determined independently of capital structure reflecting current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Overall, the discount rates applied in the 2010 impairment testing have decreased in line with declining interest rates.

In case there are reasonably possible changes in estimates or underlying assumptions applied in our goodwill impairment testing, such as growth rates and discount rates, which could have a material impact on the carrying amount of the goodwill or result in an impairment loss, those are disclosed below in connection with the relevant CGU.

In 2009, we recorded an impairment loss of EUR 908 million in the third quarter of 2009 to reduce the carrying amount of the Nokia Siemens Networks CGU to its recoverable amount. The impairment loss was allocated in its entirety to the carrying amount of goodwill arising from the formation of Nokia Siemens Networks and from subsequent acquisitions completed by Nokia Siemens Networks. The impairment loss is presented as impairment of goodwill in the consolidated income statement. As a result of the impairment loss, the amount of goodwill allocated to the Nokia Siemens Networks CGU has been reduced to zero.

We have performed our annual goodwill impairment testing during the fourth quarter of 2010 on the opening fourth quarter balances. During 2010, the conditions in the world economy have shown signs of improvement as countries have begun to emerge from the global economic downturn. However, significant uncertainty exists regarding the speed, timing and resiliency of the global economic recovery and this uncertainty is reflected in the impairment testing for each of the Group’s CGUs. The impairment testing has been carried out based on management’s assessment of financial performance and future strategies in light of current and expected market and economic conditions. Events that occurred subsequent to the balance sheet date, as discussed in Note 33, did not have an impact on this assessment.

Goodwill amounting to EUR 1 355 million has been allocated to the Devices & Services CGU for the purpose of impairment testing. The goodwill impairment testing conducted for the Devices & Services CGU for the year ended December 31, 2010 did not result in any impairment charges.

Goodwill amounting to EUR 4 368 million has been allocated to the NAVTEQ CGU. The goodwill impairment testing conducted for the NAVTEQ CGU for the year ended December 31, 2010 did not result in any impairment charges. The recoverable amount of the NAVTEQ CGU is between 15 to 20% higher than its carrying amount. The Group expects that a reasonably possible change of 1-2% in the valuation assumptions for long-term growth rate or discount rate would give rise to an impairment loss.

The key assumptions applied in the impairment testing for each CGU in the annual goodwill impairment testing for each year indicated are presented in the table below:

	Cash-generating Unit
	Devices &			Nokia Siemens
	Services			Networks			NAVTEQ
	%			%			%
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Terminal growth rate	2.0	2.0	2.3	—	1.0	1.0	4.0	5.0	5.0
Pre-tax discount rate	11.1	11.5	12.4	—	13.2	15.6	12.8	12.6	12.4

(1)	The annual goodwill impairment testing conducted for each of the Group’s CGUs for the years ended December 31, 2010 and 2008 have not resulted in any impairment charges. The goodwill impairment testing for the year ended December 31, 2009 resulted in the aforementioned impairment charge for the Nokia Siemens Networks CGU.

The Group has applied consistent valuation methodologies for each of the Group’s CGUs for the years ended December 31, 2010, 2009 and 2008. We periodically update the assumptions applied in our impairment testing to reflect management’s best estimates of future cash flows and the conditions that are expected to prevail during the forecast period.

See also Note 8 to our consolidated financial statements included in Item 18 of this annual report for further information regarding “Valuation of long-lived and intangible assets and goodwill.”

Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. If quoted market prices are not available for unlisted shares, fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, (3) analysis of market prospects and operating performance of the target companies taking into consideration of public market comparable companies in similar industry sectors. Changes in these assumptions may cause the Group to recognize impairments or losses in the future periods. During 2010 the Group received distributions of EUR 69 million (EUR 13 million in 2009) included in other financial income from a private fund held as non-current available-for-sale. Due to a reduction in estimated future cash flows the Group also recognized an impairment loss of EUR 94 million (EUR 9 million in 2009) for the fund included in other financial expenses.

Income Taxes

The Group is subject to income taxes both in Finland and in numerous other jurisdictions. Significant judgment is required in determining income tax expense, tax provisions, deferred tax assets and liabilities recognized in the consolidated financial statements. We recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in making this assessment. Deferred tax assets are assessed for realizability each reporting period, and when circumstances indicate that it is no longer probable that deferred tax assets will be utilized, they are adjusted as necessary. At December 31, 2010, the Group had loss carry forwards, temporary differences and tax credits of EUR 3 323 million (EUR 2 532 million in 2009) for which no deferred tax assets were recognized in the consolidated financial statements due to loss history and current year loss in certain jurisdictions.

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

Share-based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black-Scholes model on the date of grant based on certain assumptions. Those assumptions are described in Note 24 to our consolidated financial statements included in Item 18 of this annual report and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Nokia shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.

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

Results of Operations

2010 compared with 2009

Nokia Group

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2010 and 2009.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2010	Net Sales	2009	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	42 446	100.0%	40 984	100.0%	4%
Cost of sales	(29 629)	(69.8)%	(27 720)	(67.6)%	7%

Gross profit	12 817	30.2%	13 264	32.4%	(3)%
Research and development expenses	(5 863)	(13.8)%	(5 909)	(14.4)%	(1)%
Selling and marketing expenses	(3 877)	(9.1)%	(3 933)	(9.6)%	(1)%
Administrative and general expenses	(1 115)	(2.6)%	(1 145)	(2.8)%	(3)%
Other operating income and expenses	108	0.3%	(1 080)	(2.6)%

Operating profit	2 070	4.9%	1 197	2.9%	73%

Net Sales. For 2010, our net sales and profitability benefited from improved economic and financial conditions following the significant deterioration in demand during the second half of 2008 and 2009. In 2010, we saw volume and value growth in the global mobile device market driven by rapid growth in smartphones. At the same time, the competitive environment in mobile devices intensified, adversely impacting our competitive position in the market. Our device volumes were also adversely affected in the second half of 2010 by shortages of certain components, which we expect to continue to impact our business at least through the end of the first quarter 2011. For NAVTEQ and Nokia Siemens Networks, the demand environment improved in 2010. The overall appreciation of certain currencies relative to the euro during 2010 had a positive effect on our net sales.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2010 and 2009.

	Year Ended December 31,
	2010	2009

Europe	34%	36%
Middle East & Africa	13%	14%
Greater China	18%	16%
Asia-Pacific	21%	22%
North America	5%	5%
Latin America	9%	7%

Total	100%	100%

The 10 markets in which we generated the greatest net sales in 2010 were, in descending order of magnitude, China, India, Germany, Russia, the United States, Brazil, the United Kingdom, Spain, Italy and Indonesia, together representing approximately 52% of total net sales in 2010. In comparison, the 10 markets in which we generated the greatest net sales in 2009 were China, India, the United Kingdom, Germany, the United States, Russia, Indonesia, Spain, Brazil and Italy, together representing approximately 52% of total net sales in 2009.

Profitability. Our gross margin in 2010 was 30.2% compared with 32.4% in 2009. The lower gross margin in 2010 resulted primarily from the decrease in gross margin in all three of our reportable segments compared to 2009.

Research and development expenses were EUR 5 863 million in 2010, down 1% from EUR 5 909 million in 2009. Research and development costs represented 13.8% of our net sales in 2010, down from 14.4% in 2009. The decrease in R&D expenses as a percentage of net sales reflected the increase in net sales in 2010. Research and development expenses included purchase price accounting items and other special items of EUR 575 million in 2010 (EUR 564 million in 2009). At December 31, 2010, we employed 35 869 people in research and development, representing approximately 27% of the group’s total workforce, and had a strong research and development presence in 16 countries.

In 2010, our selling and marketing expenses were EUR 3 877 million, down 1% from EUR 3 933 million in 2009. Selling and marketing expenses represented 9.1% of our net sales in 2010, compared with 9.6% in 2009. The decrease in selling and marketing expenses as a percentage of net sales reflected the increase in net sales in 2010. Selling and marketing expenses included purchase price accounting items and other special items of EUR 429 million in 2010 (EUR 413 million in 2009).

Administrative and general expenses were EUR 1 115 million in 2010, down 3% from EUR 1 145 in 2009. Administrative and general expenses represented 2.6% of our net sales in 2010, compared with 2.8% in 2009. The decrease in administrative and general expenses as a percentage of net sales reflected the increase in net sales in 2010. Administrative and general expenses included special items of EUR 77 million in 2010 (EUR 103 million in 2009).

In 2010, other income and expenses included restructuring charges of EUR 112 million, a prior year-related refund of customs duties of EUR 61 million, a gain on sale of assets and businesses of EUR 29 million and a gain on sale of the wireless modem business of EUR 147 million. In 2009, other income and expenses included restructuring charges of EUR 192 million, purchase price accounting related items of EUR 5 million, impairment of goodwill related to Nokia Siemens Networks of EUR 908 million, impairment of assets of EUR 56 million, a gain on sale of the security appliance business of EUR 68 million and a gain on sale real estate of EUR 22 million.

Our operating profit for 2010 increased 73% to EUR 2 070 million, compared with EUR 1 197 million in 2009. The increased operating profit resulted from a decrease in the operating losses at Nokia Siemens Networks and NAVTEQ somewhat offset by a lower operating profit in Devices & Services. Our operating margin was 4.9% in 2010, compared with 2.9% in 2009. Our operating profit in 2010 included purchase price accounting items and other special items of net negative EUR 1.1 billion (net negative EUR 2.3 billion in 2009).

Group Common Functions. Group Common Functions’ expenses totaled EUR 114 million in 2010, compared to EUR 134 million in 2009.

Net Financial Income and Expenses. During 2010, our net financial expenses were EUR 285 million, compared with EUR 265 million in 2009. In 2010, the group’s net funding costs, as well as the result from foreign exchange gains and losses, were approximately at the same level as in 2009. Other financial income and expenses were adversely impacted by a net loss from an investment in a private fund in 2010.

Our net debt to equity ratio was negative 43% at December 31, 2010, compared with a net debt to equity ratio of negative 25% at December 31, 2009. See item 5B. “Liquidity and Capital Resources” below.

Profit Before Taxes. Profit before tax increased 86% to EUR 1 786 million in 2010, compared with EUR 962 million in 2009. Taxes amounted to EUR 443 million in 2010 and EUR 702 million in 2009. The effective tax rate decreased to 24.8% in 2010, compared with 73.0% in 2009. The higher tax rate in 2009 was primarily due to the non-tax deductible impairment of Nokia Siemens Networks goodwill in 2009. In 2010, our taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items due to uncertainty of utilization of these items. This was more than offset by the positive effect from withholding tax legislation changes in certain jurisdictions in 2010.

Non-controlling interests. Loss attributable to non-controlling interests totaled EUR 507 million in 2010, compared with loss attributable to non-controlling interests of EUR 631 million in 2009. This change was primarily due to a decrease in Nokia Siemens Networks’ losses.

Profit Attributable to Equity Holders of the Parent and Earnings per Share. Profit attributable to equity holders of the parent in 2010 totaled EUR 1 850 million, compared with EUR 891 million in 2009, representing a year-on-year increase of 108% in 2010. Earnings per share in 2010 increased to EUR 0.50 (basic) and EUR 0.50 (diluted), compared with EUR 0.24 (basic) and EUR 0.24 (diluted) in 2009.

Results by Segments

Devices & Services

The following table sets forth selective line items and the percentage of net sales that they represent for Devices & Services for the fiscal years 2010 and 2009.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2010	Net Sales	2009	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	29 134	100.0%	27 853	100.0%	5%
Cost of sales	(20 364)	(69.9)%	(18 583)	(66.7)%	10%

Gross profit	8 770	30.1%	9 270	33.3%	(5)%
Research and development expenses	(2 954)	(10.1)%	(2 984)	(10.7)%	(1)%
Selling and marketing expenses	(2 294)	(7.9)%	(2 366)	(8.5)%	(3)%
Administrative and general expenses	(393)	(1.3)%	(417)	(1.5)%	(6)%
Other operating income and expenses	170	0.6%	(189)	(0.7)%

Operating profit	3 299	11.3%	3 314	11.9%

Net Sales. The following table sets forth our Devices & Services net sales and year-on-year growth rate by category for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010	2009 to 2010[3]	2009[3]
	(EUR millions, except percentage data)

Mobile phones[1]	14 347	(5)%	15 126
Converged mobile devices[2]	14 786	17%	12 676

Total	29 133	5%	27 802

(1)	Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

(2)	Smartphones and mobile computers, including the services and accessories sold with them.

(3)	Does not include the net sales of the security appliance business that was divested in April 2009.

The following table sets forth our Devices & Services net sales and year-on-year growth rate by geographic area for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010	2009 to 2010	2009
	(EUR millions, except percentage data)

Europe	9 736	(2)%	9 890
Middle East & Africa	4 046	3%	3 923
Greater China	6 167	23%	5 028
Asia-Pacific	6 013	(3)%	6 230
North America	901	(12)%	1 020
Latin America	2 270	29%	1 762

Total	29 133	5%	27 853

The 5% year-on-year increase in Devices & Services net sales in 2010 resulted from higher volumes and a flat average selling price (ASP), as well as the overall appreciation of certain currencies against the euro during 2010 and a smaller negative foreign exchange hedging impact compared with 2009. Of our total Devices & Services net sales, services contributed EUR 667 million in 2010, compared with EUR 592 million in 2009.

Volume and Market Share. The following table sets forth our estimates for industry mobile device volumes and year-on-year growth rate by geographic area for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010(1)	2009 to 2010	2009
	(Units in millions, except percentage data)

Europe	289	8%	267
Middle East & Africa	174	19%	146
Greater China	265	13%	234
Asia-Pacific	361	18%	305
North America	151	14%	132
Latin America	187	5%	178

Total	1 427	13%	1 263

(1)	As previously announced, beginning in 2010 we revised our definition of the industry mobile device market that we use to estimate industry volumes. This is due to improved measurement processes and tools that enable us to have better visibility to estimate the number of mobile devices sold by certain new entrants in the global mobile device market. We are applying the revised definition and improved measurement processes and tools beginning in 2010, and retrospectively to 2009 for comparative purposes only.

The following table sets forth our mobile device volumes and year-on-year growth rate by category for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010(1)	2009 to 2010	2009
	(Units in millions, except percentage data)

Mobile phones[1]	352.6	(3)%	364.0
Converged mobile devices[2]	100.3	48%	67.8

Total	452.9	5%	431.8

(1)	Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

(2)	Smartphones and mobile computers, including the services and accessories sold with them.

In 2010, our total mobile device volumes reached 453 million units, representing an increase of 5% year-on-year. The overall industry mobile device volumes for 2010 reached 1.43 billion units, based on our preliminary market estimate, representing an increase of 13% year-on-year. Based on our preliminary market estimate, Nokia’s market share decreased to 32% in 2010, compared to an estimated 34% in 2009 (based on Nokia’s revised definition of the industry mobile device market share applicable beginning in 2010 and applied retrospectively to 2009 for comparative purposes only).

Of the total industry mobile device volumes, converged mobile device industry volumes in 2010 increased to 286 million units, based on our preliminary estimate, representing an increase of 63% year-on-year. Nokia’s preliminary estimated share of the converged mobile device market was 36% in 2010, compared with an estimated 39% in 2009.

The following table sets forth our mobile device volumes and year-on-year growth rate by geographic area for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010	2009 to 2010	2009
	(Units in millions, except percentage data)

Europe	112.7	5%	107.0
Middle East & Africa	83.8	8%	77.6
Greater China	82.5	14%	72.6
Asia-Pacific	119.1	(4)%	123.5
North America	11.1	(18)%	13.5
Latin America	43.7	16%	37.6

Total	452.9	5%	431.8

Our 5% increase year-on-year in global mobile device volumes was driven primarily by an improved demand environment in 2010, partially offset by the intense competitive environment and shortages of certain components in the second half of 2010. During 2010, we gained device market share in

Latin America. Our device market share decreased in Asia-Pacific, Middle East & Africa, Europe and North America. Our device market share was flat in Greater China.

In Latin America, our market share increased. Our share increased in, for example, Chile, Colombia, Paraguay and Peru, but was partly offset by market share declines in Argentina, Brazil, Mexico and some other countries.

In Asia-Pacific, our market share declined in 2010 as a result of market share losses in several markets, including India, Indonesia, Singapore, Vietnam and some other countries, but this was partly offset by market share increases in, for example, Australia, Thailand and Philippines. In Middle East & Africa, our market share decline was driven by share losses in markets such as Egypt, Nigeria and UAE, which was offset to some extent by share gains in some markets such as South Africa and Pakistan. In Europe, our market share declined in markets including the UK and Spain, but was partly offset by share gains in markets such as Italy and France. Our market share declined in North America in 2010 primarily due to a market share decline in the United States offset to some extent by our market share increase in Canada. In Greater China, we continued to benefit from our brand, broad product portfolio and extensive distribution system during 2010.

Average Selling Price. The following table sets forth our mobile device ASP and year-on-year growth rate by category for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010	2009 to 2010	2009
	(EUR millions, except percentage data)

Mobile phones[1]	41	(2)%	42
Converged mobile devices[2]	147	(21)%	187

Total	64	0%	64

(1)	Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

(2)	Smartphones and mobile computers, including the services and accessories sold with them.

Our mobile device ASP (including services revenue) in 2010 was EUR 64, unchanged from 2009. During the first half of 2010, our device ASP decreased primarily as a result of general price erosion across our mobile device portfolio and a higher proportion of lower-priced converged mobile device sales, offset to some extent by the positive impact of converged mobile devices representing a higher proportion of our overall mobile device sales compared to 2009. However, the decrease in our ASP during the first half of 2010 was offset by an increase in our ASP during the second half of 2010. The increase in our ASP during the second half of 2010 was due primarily to converged mobile devices representing a higher proportion of our overall mobile device sales and the appreciation of certain currencies against the euro. This increase was offset to some extent by general price erosion driven by the intense competitive environment and a higher proportion of lower-priced converged mobile device sales, which is reflected in the 21% decline in our converged mobile devices ASP in 2010 compared to 2009.

Profitability. Devices & Services gross profit decreased 5% to EUR 8.8 billion, compared with EUR 9.3 billion in 2009, with a gross margin of 30.1% (33.3% in 2009). The gross margin decline was primarily due to general price pressure and product material cost erosion being less than general product price erosion, offset to some extent by converged mobile device volumes representing a higher proportion of overall mobile device volumes. Additionally, the gross margin was negatively impacted in 2010 by the overall appreciation of certain currencies against the euro and unfavorable foreign exchange hedging compared with 2009. During the first half of 2010, the gross margin was positively impacted by the depreciation of certain currencies against the euro. However, this positive impact was more than offset by the appreciation of certain currencies against the euro during the second half of 2010. Further, during the first half of 2010, the gross margin was negatively impacted by unfavorable foreign exchange hedging, which was to some extent offset by a favorable foreign exchange hedging impact during the second half of 2010.

Devices & Services R&D expenses in 2010 decreased 1% to EUR 2 954 million, compared with EUR 2 984 million in 2009. In 2010, R&D expenses represented 10.1% of Devices & Services net sales, compared with 10.7% in 2009. The decrease in Devices & Services R&D expenses in 2010 was primarily due to the measures taken to adjust our business operations and cost base to prevailing market conditions. Devices & Services R&D expenses included amortization of acquired intangible assets of EUR 10 million and EUR 8 million in 2010 and 2009, respectively.

In 2010, Devices & Services selling and marketing expenses decreased 3% to EUR 2 294 million, compared with EUR 2 366 million in 2009. The decrease was primarily due to the measures taken to adjust our business operations and cost base to prevailing market conditions. In 2010, selling and marketing expenses represented 7.9% of Devices & Services net sales, compared with 8.5% of its net sales in 2009.

Other operating income and expenses were EUR 170 million in 2010 and included restructuring charges of EUR 85 million, a prior year-related refund of customs duties of EUR 61 million, a gain on sale of assets and business of EUR 29 million and a gain on sale of the wireless modem business of EUR 147 million. In 2009, other operating income and expenses were EUR 189 million and included restructuring charges of EUR 178 million, impairment of assets of EUR 56 million and gain on the sale of the security appliance business of EUR 68 million.

Devices & Services operating profit remained virtually unchanged at EUR 3.3 billion, compared with 2009. Devices & Services operating margin in 2010 was 11.3%, compared with 11.9% in 2009. The year-on-year decrease in operating margin in 2010 was driven primarily by the lower gross margin compared to 2009.

NAVTEQ

The following table sets forth selective line items and the percentage of net sales that they represent for NAVTEQ for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Percentage of	December 31,	Percentage of
	2010	Net Sales	2009	Net Sales
	(EUR millions, except percentage data)

Net sales	1 002	100.0%	670	100.0%
Cost of sales	(153)	(15.3)%	(88)	(13.1)%

Gross profit	849	84.7%	582	86.9%
Research and development expenses	(751)	(75.0)%	(653)	(97.5)%
Selling and marketing expenses	(250)	(25.0)%	(217)	(32.4)%
Administrative and general expenses	(70)	(7.0)%	(57)	(8.5)%
Other operating income and expenses	(3)	(0.3)%	1

Operating profit	(225)	(22.5)%	(344)	(51.3)%

Net Sales. The following table sets forth NAVTEQ net sales and year-on-year growth rate by geographic area for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010	2009 to 2010	2009
	(EUR millions, except percentage data)

Europe	429	38%	312
Middle East & Africa	60	107%	29
Greater China	92		5
Asia-Pacific	73	306%	18
North America	325	11%	293
Latin America	23	77%	13

Total	1 002	50%	670

Net sales of NAVTEQ were EUR 1.0 billion in 2010, compared to EUR 670 million in 2009. Europe accounted for 43% (46%) of NAVTEQ’s net sales, North America 33% (44%), Middle East & Africa 6% (4%), Asia-Pacific 7% (3%), Latin America 2% (2%) and Greater China 9% (1%) in 2010 (2009). The year-on-year increase in net sales was primarily driven by growth in mobile device sales, particularly Nokia mobile devices, improved sales of map licenses to mobile device customers, as well as improved conditions and higher navigation uptake rates in the automotive industry.

Profitability. NAVTEQ gross profit was EUR 849 million in 2010, compared to EUR 582 million in 2009, with a gross margin of 84.7% (86.9% in 2009). The lower gross margin in 2010 was primarily due to changes in net sales mix.

NAVTEQ R&D expenses in 2010 were EUR 751 million, compared with EUR 653 million in 2009. NAVTEQ R&D expenses included amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ totaling EUR 366 million and EUR 346 million in 2010 and 2009, respectively. R&D expenses in 2010 were also driven by increased investment in NAVTEQ’s map database related to geographic expansion and quality improvements in 2010. R&D expenses represented 75.0% of NAVTEQ net sales in 2010, compared to 97.5% of NAVTEQ net sales in 2009.

NAVTEQ selling and marketing expenses in 2010 were EUR 250 million, compared with EUR 217 million in 2009. NAVTEQ selling and marketing expenses primarily consisted of amortization of intangible assets recorded as part of Nokia’s acquisition of NAVTEQ totaling EUR 121 million and EUR 115 million in 2010 and 2009, respectively. Selling and marketing expenses in 2010 were also driven by investments to grow NAVTEQ’s worldwide sales force and expand the breadth of its product offerings. Selling and marketing expenses represented 25.0% of NAVTEQ net sales in 2010, compared to 32.4% of NAVTEQ net sales in 2009.

NAVTEQ operating loss was EUR 225 million in 2010, compared to a loss of EUR 344 million in 2009. NAVTEQ operating margin was -22.5% (-51.3% in 2009). The year-on-year improvement in operating margin was primarily due to higher net sales offset to some extent by the lower gross margin and higher operating expenses.

Nokia Siemens Networks

According to our estimates, the mobile infrastructure market remained flat in euro terms in 2010 compared to 2009 with the trend varying, depending on region. In the first half of 2010 there was some easing of the difficult market conditions experienced in 2009—when the deterioration in global economic conditions caused many operators to delay investments in network infrastructure—but this improvement was offset by two industry specific factors that caused the overall market to continue to decline. First, a global component shortage restricted deliveries of certain products. Second, the introduction of new security clearance processes for telecommunications in India, prevented the completion of product sales to customers during the second and third quarters of the year. These issues continued to impact, but were less influential in the second half of the year, when the market was more buoyant overall.

In 2010, in regional terms there was significant growth in North America as operators invested heavily in upgrading both fixed and wireless networks. The Latin American market also recovered from the severe downturn it experienced in 2009 and saw renewed operator investment. In Europe there was slight growth. The Asia Pacific market was varied with growth in Japan and China, while India contracted year-on-year as a result of the security clearance issue, despite 3G investment in the second half. The Middle East and Africa region remained difficult as continued financial restraints and a wave of consolidation in the market delayed investment.

In segment terms, the managed services market grew and there was continued strong investment in mobile broadband infrastructure in 2010.

Globally in 2010, the network infrastructure equipment segment continued to be affected by significant price erosion of the equipment, largely as a result of maturing technologies and intense price competition, especially from Asian vendors.

The following table sets forth selective line items and the percentage of net sales that they represent for Nokia Siemens Networks for the fiscal years 2010 and 2009.

	Year Ended		Year Ended		Percentage
	December 31,	Percentage of	December 31,	Percentage of	Increase/
	2010	Net Sales	2009	Net Sales	(Decrease)
	(EUR millions, except percentage data)

Net sales	12 661	100.0%	12 574	100.0%	1%
Cost of Sales	(9 266)	(73.2)%	(9 162)	(72.9)%	1%

Gross profit	3 395	26.8%	3 412	27.1%	(1)%
Research and development expenses	(2 156)	(17.0)%	(2 271)	(18.1)%	(5)%
Selling and marketing expenses	(1 328)	(10.5)%	(1 349)	(10.7)%	(2)%
Administrative and general expenses	(553)	(4.4)%	(573)	(4.6)%	(4)%
Other income and expenses	(44)	(0.3)%	(858)	(6.8)%	(95)%

Operating profit	(686)	(5.4)%	(1 639)	(13.0)%	(58)%

Net Sales. The following table sets forth Nokia Siemens Networks net sales and year-on-year growth rate by geographic area for the fiscal years 2010 and 2009.

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2010	2009 to 2010	2009
	(EUR millions, except percentage data)

Europe	4 628	(1)%	4 695
Middle East & Africa	1 451	(12)%	1 653
Greater China	1 451	4%	1 397
Asia-Pacific	2 915	7%	2 725
North America	735	(2)%	748
Latin America	1 481	9%	1 356

Total	12 661	1%	12 574

The 1% increase in net sales of Nokia Siemens Networks primarily reflected improved market conditions in the second half of 2010 and growth in both the product and services business, largely offset by challenging competitive factors, as well as industry-wide shortages of certain components and security clearances issues in India preventing the completion of product sales to customers during the second and third quarters of 2010. Of total Nokia Siemens Networks net sales, services contributed EUR 5.8 billion in 2010 (EUR 5.7 billion in 2009). Europe accounted for 37% (37%) of Nokia Siemens Network’s net sales, Asia-Pacific 23% (22%), Middle East & Africa 11% (13%), Latin America 12% (11%), Greater China 11% (11%) and North America 6% (6%) in 2010 (2009).

Profitability. Nokia Siemens Networks gross profit decreased to EUR 3 395 million in 2010, compared with EUR 3 412 million in 2009, with a gross margin of 26.8% (27.1% in 2009). The year-on-year decline in gross margin was primarily due to general price pressure on certain products, a higher proportion of lower margin products in the business mix and shortages of certain components during the second and third quarters of 2010, offset to some extent by progress on product cost reductions and a more favorable regional mix compared to 2009.

In Nokia Siemens Networks, R&D expenses decreased to EUR 2 156 million in 2010, compared with EUR 2 271 million in 2009. In 2010, R&D expenses represented 17.0% of Nokia Siemens Networks net sales, compared with 18.1% in 2010. The decrease in R&D expenses resulted largely from a higher proportion of R&D activities being conducted in emerging markets. In 2010, R&D expenses included restructuring charges and other items of EUR 19 million (EUR 30 million in 2009) and purchase price accounting related items of EUR 180 million (EUR 180 million in 2009).

In 2010, Nokia Siemens Networks’ selling and marketing expenses decreased to EUR 1 328 million, compared with EUR 1 349 million in 2009. Nokia Siemens Networks’ selling and marketing expenses represented 10.5% of its net sales in 2009, compared to 10.7% in 2009. The slight reduction in selling and marketing expenses was related to ongoing restructuring and measures to reduce discretionary expenditure. In 2010, selling and marketing expenses included restructuring charges of EUR 21 million (EUR 12 million in 2009) and purchase price accounting related items of EUR 285 million (EUR 286 million in 2009).

In 2010, other operating expenses of EUR 44 million included restructuring charges of EUR 27 million. In 2009, other operating income and expenses included an impairment of goodwill of EUR 908 million in the third quarter of 2009 due to a decline in forecasted profits and cash flows as a result of challenging competitive factors and market conditions in the infrastructure and related service business. In addition, other operating income and expenses in 2009 included a restructuring charge and other items of EUR 14 million, purchase price accounting related items of EUR 5 million and a gain of EUR 22 million on the sale of real estate.

Nokia Siemens Networks had an operating loss of EUR 686 million in 2010, compared with an operating loss of EUR 1.6 billion in 2009. The operating margin of Nokia Siemens Networks in 2010 was -5.4% compared with -13.0% in 2009. The operating loss decrease in 2010 resulted primarily from the absence of goodwill charges in 2010, compared to the EUR 908 million impairment of goodwill in 2009, higher net sales and lower operating expenses, the impact of which was partially offset by the lower gross margin.

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

(1)	Beginning in 2010, we revised our definition of the industry mobile device market that we use to estimate industry volumes. This was due to improved measurement processes and tools that enabled us to have better visibility to estimate the number of mobile devices sold by certain new entrants in the global mobile device market. These included vendors of legitimate, as well as unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets. For comparative purposes only, applying the revised definition and improved measurement processes and tools that we were using since the beginning of 2010 retrospectively to 2009, we estimate that industry mobile device volumes in 2009 would have been 1.26 billion units. We are not able to apply our revised definition and improved measurement processes and tools retrospectively to our estimated industry mobile device volumes in 2008 due to lack of visibility and data. The industry mobile device volumes estimated for 2008 are not comparable with the industry mobile device volumes estimates based on the revised definition.

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

	Year Ended		Year Ended
	December 31,	Change	December 31,
	2009(*)	2008 to 2009	2008
	(Units in millions, except percentage data)

Europe	107.0	(6.9)%	114.9
Middle East & Africa	77.7	(4.1)%	81.0
Greater China	72.6	1.8%	71.3
Asia-Pacific	123.5	(7.8)%	134.0
North America	13.5	(14.0)%	15.7
Latin America	37.5	(27.2)%	51.5

Total	431.8	(7.8)%	468.4

*	For comparative purposes only, applying the revised definition of the industry mobile device market (see note 1 to the industry mobile device volume table above) retrospectively to 2009, Nokia estimates that its mobile device volume market share would have been 34% in 2009 on an annual basis. Nokia is not able to apply the revised definition and improved measurement processes and tools retrospectively to Nokia’s estimated volume market share in 2008 due to lack of visibility and data. Nokia’s volume market share estimated for 2008 is not comparable with Nokia’s volume market share estimates based on the revised definition.

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

	For the Year Ended	From July 10 to
	December 31,	December 31,
	2009	2008
	(EUR millions)	(EUR millions)

Europe	312	158
Middle East & Africa	29	29
Greater China	5	2
Asia-Pacific	18	10
North America	293	155
Latin America	13	7

Total	670	361

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

Nokia Siemens Networks

According to our estimates, the mobile infrastructure market declined by about 5% in euro terms in 2009 compared to 2008 with the trend varying, depending on region. The primary cause of the decline was the deterioration in global economic conditions, which caused many operators to delay investments in network infrastructure. In many markets, this was characterized by caution on the part of operators concerned about end-user behavior and subsequent declining revenues, but in certain markets, including parts of Asia Pacific, Middle East and Africa and Eastern Europe, restricted access to financing resulted in capital expenditures being cancelled. The emerging professional services segment also continued to grow as operators sought efficiencies for their network through outsourcing network management to infrastructure vendors. The mobile infrastructure market was characterized by a decline in investment in 2G networks which was not offset by continued investment in 3G. One exception was China, where investment in 3G roll-outs resulted in growth in that market. Globally, the network infrastructure equipment segment continued to be affected by significant price erosion of the equipment, largely as a result of maturing technologies and intense price competition. The fixed infrastructure market continued to be characterized by intense price competition in 2009, both in terms of the equipment price erosion due to heavy competition, especially from Asian vendors, and declining tariffs.

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

Net Financial Income and Expenses

During 2009, Nokia’s net financial expense was EUR 265 million, compared with net financial expense of EUR 2 million in 2008. This change was primarily caused by lower interest income due to a decrease of assets and exceptionally low interest rates, as well as an increase in interest expenses due to the issuance of long-term debt.

The net debt to equity ratio was negative 25% at December 31, 2009 compared with a net debt to equity ratio of negative 14% at December 31, 2008. See Item 5B. “Liquidity and Capital Resources” below.

Profit Before Taxes

Profit before tax decreased 81% to EUR 962 million in 2009 compared with EUR 4 970 million in 2008. Taxes amounted to EUR 702 million and EUR 1 081 million in 2009 and 2008, respectively. The effective tax rate increased to 73.0% in 2009 compared with 21.8% in 2008, primarily due to the non-tax deductible impairment of Nokia Siemens Networks goodwill and certain Nokia Siemens Network’s tax deductible temporary differences for which no deferred tax assets were recognized due to uncertainty of utilization in these items. These were offset by the positive effect from the development and outcome of various prior year items impacting Nokia taxes. In 2008, taxes included the positive impact of EUR 128 million due to recognition of certain tax benefits from prior years.

Non-controlling Interests

Non-controlling shareholders’ interest in our subsidiaries’ losses totaled EUR 631 million in 2009 compared with non-controlling shareholders’ interest in our subsidiaries’ losses of EUR 99 million in 2008. The change was primarily due to an increase in Nokia Siemens Networks’ losses.

Profit Attributable to Equity Holders of the Parent and Earnings per Share

Profit attributable to equity holders of the parent in 2009 totaled EUR 891 million compared with EUR 3 988 million in 2008, representing a year-on-year decrease of 78% in 2008. Earnings per share in 2009 decreased to EUR 0.24 (basic) and EUR 0.24 (diluted) compared with EUR 1.07 (basic) and EUR 1.05 (diluted) in 2008.

5B. Liquidity and Capital Resources

At December 31, 2010, our cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) increased to EUR 12 275 million, compared with EUR 8 873 million at December 31, 2009, primarily as a result of an increase in cash generated from operations. At December 31, 2008, cash and other liquid assets totaled EUR 6 820 million.

At December 31, 2010, cash and cash equivalents (bank and cash and available-for-sale investments, cash equivalent) increased to EUR 7 592 million, compared with EUR 5 926 million at December 31, 2009. We hold our cash and cash equivalents predominantly in euro. Cash and cash equivalents totaled EUR 5 548 million at December 31, 2008.

Net cash from operating activities was EUR 4 774 million in 2010, compared with EUR 3 247 million in 2009 and EUR 3 197 million in 2008. In 2010, net cash from operating activities increased primarily due to a decrease in net working capital partially offset by an increase in other financial income and expenses, net. In 2009, net cash from operating activities increased primarily due to a decrease in net working capital and a decrease in income taxes paid partially offset by decreased profitability.

Net cash used in investing activities was EUR 2 421 million in 2010, compared with EUR 2 148 million in 2009 and net cash from investing activities of EUR 2 905 million in 2008. Net cash used in acquisitions of group companies, net of acquired cash, was EUR 110 million in 2010, compared with EUR 29 million in 2009 and EUR 5 962 million in 2008 due to the acquisition of NAVTEQ. Cash flow from investing activities in 2010 included purchases of current available-for-sale investments, liquid assets of EUR 8 573 million, compared with EUR 2 800 million in 2009 and EUR 669 million in 2008. In 2010, net cash used in investing activities also included purchase of investments at fair value through profit and loss, liquid assets of EUR 646 million, compared with EUR 695 million in 2009. There were no additions to capitalized R&D expenses in 2010, compared with EUR 27 million addition in 2009 and EUR 131 million addition in 2008.

Capital expenditures for 2010 were EUR 679 million, compared with EUR 531 million in 2009 and EUR 889 million in 2008. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets.

Proceeds from maturities and sale of current available-for-sale investments, liquid assets, increased to EUR 7 181 million, compared with EUR 1 730 million in 2009 and EUR 4 664 million in 2008. Net cash used in financing activities increased to EUR 911 million in 2010, compared with EUR 696 million in 2009, primarily as a result of a change in the proceeds and payments of short-term borrowings partly offset by a decrease of proceeds from long-term borrowings. Net cash used in financing activities increased to EUR 696 million in 2009, compared with EUR 1 545 million in 2008, primarily as a result of a decrease in the share buybacks, an increase in long-term borrowings, and a decrease in dividends paid partly offset by a decrease of short-term borrowings. Dividends paid decreased to EUR 1 519 million in 2010, compared with EUR 1 546 million in 2009 and EUR 2 048 million in 2008.

At December 31, 2010, we had EUR 4 242 million in long-term interest-bearing liabilities and EUR 1 037 million in short-term borrowings, offset by EUR 12 275 million in cash and other liquid assets, resulting in a net liquid assets balance of EUR 6 996 million, compared with EUR 3 670 million at the end of 2009 and EUR 2 368 million at the end of 2008. The increase in net liquid assets in 2010 reflected positive operational cash flow partially offset by the dividend payment and capital expenditures. For further information regarding our long-term liabilities, see Note 16 to our consolidated financial statements included in Item 18 of this annual report. Our ratio of net interest-bearing debt, defined as short-term and long-term debt less cash and other liquid assets, to equity, defined as capital and reserves attributable to equity holders of the parent and non-controlling interests, was negative 43%, negative 25% and negative 14% at December 31, 2010, 2009 and 2008, respectively.

Our Board of Directors has proposed a dividend of EUR 0.40 per share for the year ended December 31, 2010, subject to the shareholders’ approval, compared with EUR 0.40 and EUR 0.40 per share paid for the years ended December 31, 2009 and 2008, respectively. See Item 3A “Selected Financial Data—Distribution of Earnings.”

We have no significant refinancing requirements in 2011. We may incur additional indebtedness from time to time as required to finance acquisitions and working capital needs. In 2010, we did not raise material new long-term debt. In February 2009, we issued EUR 1 750 million of Eurobonds (EUR 1 250 million bonds due 2014 with a coupon of 5.50% and issue price of 99.855%; and EUR 500 million bonds due 2019 with a coupon of 6.75% and issue price of 99.702%) under our Euro Medium-Term Note, or EMTN, program to repay part of our short-term borrowings. In February 2009, we also signed and fully drew a EUR 500 million loan from the European Investment Bank. The proceeds of the loan are being used to finance part of our smartphone research and development expenses. In May 2009, we issued USD 1 500 million of US bonds (USD 1 000 million due in 2019 with a coupon of 5.375% and issue price of 99.075%; and USD 500 million due in 2039 with a coupon of 6.625% and issue price of 99.494%) under our shelf registration statement on file with the US Securities and Exchange Commission for general corporate purposes.

At December 31, 2010, we had a USD 4 000 million US Commercial Paper, or USCP, program, USD 4 000 million Euro Commercial Paper, or ECP, program, domestic Finnish commercial paper program totaling EUR 750 million and a shelf registration statement for an indeterminate amount of debt securities on file with the US Securities and Exchange Commission. At December 31, 2010, we also had committed credit facilities of USD 1 923 million maturing in 2012, and a number of short-term uncommitted facilities.

At December 31, 2010, Nokia Siemens Networks had a domestic Finnish commercial paper program totaling EUR 500 million. Nokia Siemens Networks also had a committed revolving credit facility of EUR 2 000 million maturing in 2012, which includes financial covenants related to gearing test, leverage test and interest coverage test of Nokia Siemens Networks. As of December 31, 2010, all financial covenants were satisfied. In 2010, the committed and drawn credit facility of EUR 750 million maturing in 2013 was converted into equity.

In 2010, Nokia Siemens Networks drew a EUR 220 million Finnish pensions loan that will mature in 2015. In June 2009, Nokia Siemens Networks signed and fully drew a EUR 250 million loan from the

European Investment Bank. The proceeds of the loan are being used to finance the investments in research and development in radio access network technology for mobile communication systems. The loan from the European Investment Bank includes similar financial covenants as the EUR 2 000 million revolving credit facility. As of December 31, 2010, all financial covenants were satisfied.

At February 28, 2011, the total amount available to us under our committed credit facilities was EUR 3 475 million. See Note 35(c) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our funding programs and committed credit facilities.

We have historically maintained a high level of liquid assets. Management estimates that the cash and other liquid assets level of EUR 12 275 million at the end of 2010, together with our available credit facilities, cash flow from operations, funds available from long-term and short-term debt financings, as well as the proceeds of future equity or convertible bond offerings, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development, acquisitions and debt service requirements at least through 2011.

We believe that we will continue to be able to access the capital markets on terms and in amounts that will be satisfactory to us, and that we will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary to support our business and to engage in hedging transactions on commercially acceptable terms.

We primarily invest in research and development, marketing and building the Nokia brand. However, over the past few years we have increased our investment in services and software by acquiring companies with specific technology assets and expertise. In 2010, capital expenditures totaled EUR 679 million, compared with EUR 531 million in 2009 and EUR 889 million in 2008. The increase in 2010 resulted primarily from increased capital expenditures in machinery and equipment. Principal capital expenditures during the three years included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets. In accordance with our current estimate, we expect the amount of capital expenditures (excluding acquisitions) during 2011 to be approximately EUR 800 million, and to be funded from cash flow from operating activities.

Structured Finance

Structured finance includes customer financing and other third-party financing. Network operators in some markets sometimes require their suppliers, including us, to arrange, facilitate or provide long-term financing as a condition to obtain or bid on infrastructure projects.

In response to the tightening of the credit markets in 2009 and 2010, requests for customer financing and extended payment terms have increased in volume and scope. During 2010, the amount of financing provided directly to our customers increased moderately. However, we do not currently intend to significantly increase financing directly to our customers, which may have an adverse effect on our ability to compete successfully for their business. Rather, as a strategic market requirement, we plan to continue to arrange and facilitate financing, typically supported by Export Credit or Guarantee Agencies, and provide extended payment terms to a number of customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers.

The following table sets forth our total structured finance, outstanding and committed, for the years indicated.

Structured Finance

	At December 31,
	2010	2009	2008
	(EUR millions)

Financing commitments	85	99	197
Outstanding long-term loans (net of allowances and write-offs)	64	46	27
Current portion of outstanding long-term loans (net of allowances and write-offs)	39	14	101
Outstanding financial guarantees and securities pledged	—	—	2

Total	188	159	327

In 2010, our total structured financing, outstanding and committed, increased to EUR 188 million from EUR 159 million in 2009 and primarily consisted of outstanding long-term loans to network operators.

In 2009, our total structured financing, outstanding and committed, decreased to EUR 159 million from EUR 327 million in 2008 and primarily consisted of committed financing to network operators.

See Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our committed and outstanding customer financing.

We continue to make arrangements with financial institutions and investors to sell credit risk we have incurred from the commitments and outstanding loans we have made as well as from the financial guarantees we may have given. Should the demand for customer finance increase in the future, we intend to further mitigate our total structured financing exposure, market conditions permitting.

We expect our structured financing commitments to be financed mainly through the capital markets as well as through cash flow from operations.

The structured financing commitments are available under loan facilities mainly negotiated with customers of Nokia Siemens Networks. Availability of the amounts is dependent upon the borrowers’ continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facilities. The customer loans are available to fund capital expenditure relating to the purchase of network infrastructure equipment and services from Nokia Siemens Networks.

The following table sets forth the amounts of our contingent commitments for the periods indicated as at December 31, 2010. The amounts represent the maximum principal amount of commitments.

Contingent Commitments Expiration Per Period

	2011	2012-2013	2014-2015	Thereafter	Total
	(EUR millions)

Guarantees of Nokia’s performance	640	149	56	139	984

Guarantees of Nokia’s performance consist of EUR 984 million of guarantees that are provided to certain Nokia Siemens Networks customers in the form of bank guarantees, or corporate guarantees issued by Nokia Siemens Networks’ Group entity. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia Siemens Networks of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either on demand, or subject to verification of non-performance.

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

5C. Research and Development, Patents and Licenses

Success in the mobile communications industry requires continuous introduction of new products and services and their combinations based on the latest available technology. Consequently, we have made substantial R&D investments in each of the last three years. Our consolidated R&D expenses for 2010 were EUR 5 863 million, a decrease of 0.8% from EUR 5 909 million in 2009. The decrease in R&D expenses was primarily due to decreased R&D expenses in Devices & Services and Nokia Siemens Networks partially offset by an increase in NAVTEQ R&D expenses. R&D expenses in 2008 were EUR 5 968 million. These expenses represented 13.8%, 14.4% and 11.8% of Nokia net sales in 2010, 2009 and 2008, respectively. In 2010, Devices & Services R&D expenses included EUR 10 million of purchase price accounting related items compared to EUR 8 million in 2009. In 2008, Devices & Services R&D expenses included EUR 153 million representing the contribution of the assets to the Symbian Foundation. In 2010, Nokia Siemens Networks incurred a restructuring charge of EUR 19 million and EUR 180 million of purchase price accounting related items compared to EUR 30 million and EUR 180 million in 2009, respectively. In 2008, Nokia Siemens Networks incurred a restructuring charge of EUR 46 million and EUR 180 million. In 2010, NAVTEQ R&D expenses included EUR 366 million of purchase price accounting related items compared to EUR 346 million in 2009. NAVTEQ R&D expenses for the six months ended December 2008 included EUR 171 million of purchase price accounting related items.

At December 31, 2010, we employed 35 869 people in R&D, representing approximately 27% of our total workforce, and had a strong research and development presence in 16 countries. R&D expenses of Devices & Services as a percentage of its net sales were 10.1% in 2010 compared with 10.7% in 2009 and 8.9% in 2008. NAVTEQ R&D expenses represented 75.0% of its net sales in 2010, compared with 97.5% of its net sales in 2009 and 92.0% for the six months ended December 31, 2008. In the case of Nokia Siemens Networks, R&D expenses represented 17.0%, 18.1% and 16.3% of its net sales in 2010, 2009 and 2008, respectively.

We will continue to invest in R&D in an appropriate manner to support our new strategic objectives. For example, the proposed Microsoft partnership should enable us to make more focused R&D investments in platforms and services. This is expected to result in lower overall R&D expenses over the longer term in our devices and services business.

5D. Trends Information

See Item 5.A “Operating Results—Principal Factors and Trends Affecting our Results of Operations” for information on material trends affecting our business and results of operations.

5E. Off-Balance Sheet Arrangements

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2010.

Contractual Obligations Payments Due by Period

	2011	2012-2013	2014-2015	Thereafter	Total
	(EUR millions)

Long-term liabilities	116	133	1 977	2 220	4 446
Operating leases	285	375	204	205	1 069
Purchase obligations	2 307	290	8	1	2 606

Total	2 708	798	2 189	2 426	8 121

Benefit payments related to the underfunded defined benefit plans are not expected to be material in any given period in the future. Therefore, these amounts have not been included in the table above for any of the years presented.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Pursuant to the provisions of the Finnish Companies Act and our Articles of Association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors (or the “Board”), the President, and the Nokia Leadership Team (formerly the Group Executive Board) chaired by the Chief Executive Officer.

Board of Directors

The current members of the Board of Directors were elected at the Annual General Meeting on May 6, 2010, based on the proposal of the Board’s Corporate Governance and Nomination Committee. On the same date, the Chairman and Vice Chairman, as well as the Chairmen and members of the committees of the Board, were elected among the Board members and among the independent directors of the Board, respectively.

The members of the Board of Directors are elected on an annual basis for a one-year term ending at the close of the next Annual General Meeting. The election is made by a simple majority of the shareholders’ votes represented at the Annual General Meeting.

The current members of the Board of Directors and its committees are set forth below.

Chairman Jorma Ollila, b. 1950	Chairman of the Board of Directors of Nokia Corporation. Chairman of the Board of Directors of Royal Dutch Shell Plc. Board member since 1995. Chairman since 1999.

Master of Political Science (University of Helsinki). Master of Science (Econ.) (London School of Economics). Master of Science (Eng.) (Helsinki University of Technology).

Chairman and CEO, Chairman of the Group Executive Board of Nokia Corporation 1999-2006. President and CEO, Chairman of the Group Executive Board of Nokia Corporation 1992-1999. President of Nokia Mobile Phones 1990-1992. Senior Vice President, Finance of Nokia 1986-1989. Holder of various managerial positions at Citibank within corporate banking 1978-1985.

Vice Chairman of the Board of Directors of Otava Ltd. Member of the Board of Directors of the University of Helsinki. Chairman of the Boards of Directors and the Supervisory Boards of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA. Member of The European Round Table of Industrialists. Chairman of the World Business Council for Sustainable Development (WBCSD). Member of the Board of Directors of Ford Motor Company 2000-2008. Vice Chairman of UPM-Kymmene Corporation 2004-2008.

Vice Chairman Dame Marjorie Scardino, b. 1947	Chief Executive and member of the Board of Directors of Pearson plc.
Board member since 2001. Vice Chairman since 2007.
Chairman of the Corporate Governance and Nomination Committee.
Member of the Personnel Committee.

Bachelor of Arts (Baylor University). Juris Doctor (University of San Francisco).

Chief Executive of The Economist Group 1993-1997. President of the North American Operations of The Economist Group 1985-1993. Lawyer 1976-1985 and publisher of The Georgia Gazette newspaper 1978-1985.

Lalita D. Gupte, b. 1948	Non-executive Chairman of the ICICI Venture Funds Management Co Ltd. Board member since 2007. Member of the Audit Committee.

B.A. (Economics, Hons) (University of Delhi). Master of Management Studies (University of Bombay).

Joint Managing Director and member of the Board of Directors of ICICI Bank Ltd 2002-2006. Joint Managing Director and member of the Board of Directors of ICICI Limited 1999-2002 (ICICI Limited merged with ICICI Bank Ltd in 2002). Deputy Managing Director of ICICI Limited 1996-1999. Executive Director on the Board of Directors of ICICI Limited 1994-1996. Various leadership positions in Corporate and Retail Banking, Strategy and Resources, and International Banking in ICICI Limited since 1971.

Member of the Boards of Directors of Alstom S.A., Bharat Forge Ltd., Godrej Properties Ltd., and Kirloskar Brothers Ltd. Member of the Board of Directors of HPCL-Mittal Energy Ltd. and Swadhaar FinServe Pvt. Ltd. (non-executive Chairman). Also member of Board of Governors of educational institutions. Member of the Board of Directors (non-executive director) of ICICI Bank Ltd. 1994-2002. Member of the Boards of Directors of FirstSource Solutions Ltd. 2006-2010, ICICI Securities Ltd. 1993-2006, ICICI Prudential Life Insurance Co Ltd. 2000-2006, ICICI Lombard General Insurance Co Ltd. 2000-2006, ICICI Bank UK Ltd. 2003-2006, ICICI Bank Canada 2003-2006 and ICICI Bank Eurasia Ltd. 2005-2006.

Dr. Bengt Holmström, b. 1949	Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management. Board member since 1999.

Bachelor of Science (Helsinki University). Master of Science (Stanford University). Doctor of Philosophy (Stanford University).

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

Ph.D. (Theoretical Physics) (Technical University of Brunswick).

Co-CEO and Chairman of the Executive Board of SAP AG 2008-2009. CEO of SAP 2003-2008. Co-chairman of the Executive Board of SAP AG 1998-2003. A number of leadership positions in SAP AG since 1982. Member of SAP Executive Board 1991-2009. Taught physics and computer science at the Technical University of Brunswick and the University of Mannheim 1980-1992, became professor in 1985.

Member of the Supervisory Boards of Bayerische Motoren Werke Aktiengesellschaft (BMW AG), Deutsche Bank AG, Deutsche Post AG and Münchener Rückversicherungs-Gesellschaft AG (Munich Re). Member of the Board of Directors of Wipro Ltd. President of Deutsche Akademie der Technikwissenschaften. Member of the Honorary Senate of the Foundation Lindau Nobelprizewinners.

Per Karlsson, b. 1955	Independent Corporate Advisor. Board member since 2002. Chairman of the Personnel Committee. Member of the Corporate Governance and Nomination Committee.

Degree in Economics and Business Administration (Stockholm School of Economics).

Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992. Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

Member of the Board of Directors of IKANO Holdings S.A.

Isabel Marey-Semper, b. 1967	Director of Advanced Research of L’Oréal Group. Board member since 2009. Member of the Audit Committee.

Ph.D. (Neuro-Pharmacology) (Université Paris Pierre et Marie Curie—Collège de France). MBA (Collège des Ingénieurs, Paris).

Director of Shared Services of L’Oréal Group 2010-2011. Chief Financial Officer, Executive Vice President in charge of strategy of PSA Peugeot Citroën 2007-2009. COO, Intellectual Property and Licensing Business Unit of Thomson 2006-2007. Vice President Corporate Planning at Saint-Gobain 2004-2005. Director of Corporate Planning, High Performance Materials of Saint-Gobain 2002-2004. Principal of A.T. Kearney (Telesis, prior to acquisition by A.T. Kearney) 1997-2002.

Member of the Board of Directors of Faurecia S.A. 2007-2009.

Risto Siilasmaa, b. 1966	Board member since 2008. Chairman of the Audit Committee. Member of the Corporate Governance and Nomination Committee.

Master of Science (Eng) (Helsinki University of Technology).

President and CEO of F-Secure Corporation 1988-2006.

Chairman of the Boards of Directors of F-Secure Corporation and Elisa Corporation. Chairman of the Board of Directors of Fruugo Inc. Member of the Boards of Directors of Blyk Ltd, Efecte Corporation, Ekahau Inc and Mendor Ltd. Member of the Board of Directors of The Federation of Finnish Technology Industries.

Keijo Suila, b. 1945	Board member since 2006. Member of the Personnel Committee.

B.Sc. (Economics and Business Administration) (Helsinki University of Economics and Business Administration).

President and CEO of Finnair Plc 1999-2005. Chairman of oneworld airline alliance 2003-2004. Member of various international aviation and air transportation associations 1999-2005. Holder of various executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oyj, Leaf Group and Leaf Europe 1985-1998.

Chairman of the Board of Directors of Solidium Oy. Chairman of the Board of Directors of the Finnish Fair Corporation. Member of the Board of Directors of Kesko Corporation 2001-2009 and Vice Chairman 2006-2009.

At the Annual General Meeting on May 6, 2010 also Olli-Pekka Kallasvuo, President and Chief Executive Officer at the time, was elected as a member of the Board of Directors. Mr. Kallasvuo resigned from the Board of Directors as from September 10, 2010.

Proposal of the Corporate Governance and Nomination Committee for Composition of the Board of Directors in 2011

On January 27, 2011, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on May 3, 2011 regarding the composition of the Board of Directors for a one-year term as from the Annual General Meeting in 2011 until the close of the Annual General Meeting in 2012. The Committee will propose that the number of Board members be

11 and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a one-year term ending at the close of the Annual General Meeting in 2012: Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Per Karlsson, Isabel Marey-Semper, Jorma Ollila, Dame Marjorie Scardino, and Risto Siilasmaa.

In addition, the Committee will propose that Jouko Karvinen, CEO of Stora Enso Oyj, Helge Lund, President and CEO of Statoil Group, and Kari Stadigh, Group CEO and President of Sampo plc, be elected as members of the Nokia Board of Directors for the same one-year term ending at the close of the Annual General Meeting in 2012. The Committee will also propose the election of Stephen Elop, President and CEO of Nokia Corporation, to the Nokia Board of Directors for the same one-year term.

The Committee’s aim is to ensure that the Company has an efficient Board of world-class professionals representing an appropriate and diverse mix of skills and experience. The Committee also promotes a regular renewal of the Board composition, along with the renewal of the Company and its business. The Committee considers potential director candidates based on the short-term and long-term needs of the Company and the Board, and may retain search firms or advisors to identify director candidates. According to the Company’s Articles of Association, the Board consists of a minimum of seven and a maximum of 12 directors. Based on the past experience and considering the current business situation at the Company, the Committee regards 11 as an appropriate number of directors allowing the needed diversity in experiences and skills as well as efficient ways of working.

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

On January 27, 2011, the Corporate Governance and Nomination Committee announced that it will propose in the assembly meeting of the new Board of Directors after the Annual General Meeting on May 3, 2011 that Jorma Ollila be elected as Chairman of the Board and Dame Marjorie Scardino as Vice Chairman of the Board.

Nokia Leadership Team

According to our Articles of Association, we have a Nokia Leadership Team (the Group Executive Board until February 11, 2011) that is responsible for the operative management of the company. The Chairman and members of the Nokia Leadership Team are appointed by the Board of Directors. Only the Chairman of the Nokia Leadership Team, the Chief Executive Officer, can be a member of both the Board of Directors and the Nokia Leadership Team.

On September 10, 2010, we announced that the Nokia Board of Directors had appointed Stephen Elop President and Chief Executive Officer of Nokia as from September 21, 2010. Olli-Pekka Kallasvuo left the position as President and Chief Executive Officer of Nokia as from September 20, 2010.

During 2010 and subsequently, we announced the following changes in the members of the Nokia Leadership Team:

•	Hallstein Moerk, formerly Executive Vice President of Human Resources, resigned from the Group Executive Board effective March 31, 2010, Thereafter, Mr. Moerk served as Executive Advisor for Nokia until his retirement at the end of September 2010.

•	Juha Äkräs was appointed Executive Vice President of Human Resources and member of the Group Executive Board effective April 1, 2010.

•	Richard Simonson, formerly Executive Vice President of Mobile Phones, resigned from the Group Executive Board effective June 30, 2010. Thereafter, Mr. Simonson served as Senior Advisor to Nokia until he left the company on October 1, 2010.

•	Anssi Vanjoki, formerly Executive Vice President of Mobile Solutions, resigned from the Group Executive Board effective October 12, 2010. Thereafter, Mr. Vanjoki’s employment with Nokia has continued until the end of his notice of resignation period on March 11, 2011.

•	Jerri DeVard was appointed Executive Vice President and Chief Marketing Officer and a member of the Group Executive Board as from January 1, 2011.

•	Alberto Torres, formerly Executive Vice President of MeeGo Computers, resigned from the Group Executive Board on February 10, 2011, leaving the company on March 31, 2011.

•	On February 11, 2011 we announced our new strategy, including changes to our leadership team and operational structure. Effective from that day, the Nokia Leadership Team replaced the Group Executive Board.

The current members of the Nokia Leadership Team are set forth below.

Stephen Elop, b. 1963	President and CEO of Nokia Corporation. Nokia Leadership Team member and Chairman since September 21, 2010. Joined Nokia on September 21, 2010.

Bachelor of Computer Engineering and Management (McMaster University, Hamilton, Canada). Doctor of Laws, honorary (McMaster University, Hamilton, Canada).

President of Microsoft Business Division and member of senior membership team of Microsoft Corporation 2008-2010. COO, Juniper Networks, Inc. 2007-2008. President, Worldwide Field Operations, Adobe Systems Inc. 2005-2006. President and CEO (last position), Macromedia Inc. 1998-2005.

Chairman of the Board of Directors of NAVTEQ Corporation.

Esko Aho, b. 1954	Executive Vice President, Corporate Relations and Responsibility. Nokia Leadership Team member since 2009. Joined Nokia 2008.

Master of Social Sciences (University of Helsinki).

President of the Finnish Innovation Fund, Sitra 2004-2008. Private consultant 2003-2004. Lecturer, Harvard University 2000-2001. Prime Minister of Finland 1991-1995. Chairman of the Centre Party 1990-2002. Member of the Finnish Parliament 1983-2003. Elector in the presidential elections of 1978, 1982 and 1988.

Member of the Board of Directors of Fortum Corporation. Member of the Board of Directors of Technology Academy Finland. Vice Chairman of the Board of Directors of the Federation of Finnish Technology Industries. Member of the Club de Madrid, the InterAction Council, the Science and Technology in Society Forum (STS). Member of the ICC World Council and Vice Chair of ICC Finland.

Jerri DeVard, b. 1958	Executive Vice President, Chief Marketing Officer. Nokia Leadership Team member since January 1, 2011. Joined Nokia on January 1, 2011.

B.A. (Economics) (Spelman College, Atlanta, Georgia, USA). M.B.A. (Marketing) (Clark Atlanta University Graduate School of Business, Atlanta, Georgia, USA).

Principal, DeVard Marketing Group 2007-2010. Senior Vice President, Marketing and Brand Management, Verizon Communications Inc. 2005-2007. Senior Vice President, Marketing Communications and Brand Management, Verizon Communications Inc. 2003-2005. Chief Marketing Officer of e-Consumer, Citigroup 2000-2002. Management positions at Citigroup 1998-2000. Vice President, Marketing, Color Cosmetics, Revlon Inc. 1996-1998. Vice President, Sales and Marketing, Harrah’s Entertainment 1994-1996. Several brand management positions at the Pillsbury Co. 1983-1993.

Member of the Board of Directors of Belk Inc. Vice Chair of the Board of Trustees of Spelman College. Member of the PepsiCo African-American Advisory Board.

Colin Giles, b. 1963	Executive Vice President, Sales. Nokia Leadership Team member since February 11, 2011. Joined Nokia 1992.

Bachelor’s degree engineering (University of Western Australia). EMBA (London Business School).

Senior Vice President, Sales, Markets, Nokia 2010. President and Senior Vice President for Greater China, Japan and Korea, Nokia 2009-2010. Senior Vice President, Sales, Distribution East, Nokia 2008-2009. Senior Vice President, CMO, Greater China, Nokia 2002-2008. Vice President Sales and Marketing, China, Nokia 2001-2002. General Manager, Taiwan, Nokia 1997-2001. Director, Marketing, Asia Pacific, Nokia 1994-1997. Management positions in several telecommunications companies in Australia and the United Kingdom.

Richard Green, b. 1955	Executive Vice President, Chief Technology Officer. Nokia Leadership Team member since February 11, 2011. Joined Nokia on May 3, 2010.

Bachelor’s and Master’s degrees (State University of New York, Albany).

Senior Vice President and Chief Technology Officer, Mobile Solutions, Nokia 2010. Executive Vice President, Software Division, Sun Microsystems, Inc., 2006-2008. Senior roles at Casatt Software and Nuance.

Member of the Board of Directors of Albany Foundation.

Jo Harlow, b. 1962	Executive Vice President, Smart Devices. Nokia Leadership Team member since February 11, 2011. Joined Nokia 2003.

Bachelor of science (psychology) (Duke University, Durham, North Carolina, USA).

Senior Vice President, Symbian Smartphones, Mobile Solutions, Nokia 2010. Senior Vice President, Smartphones Product Management, Nokia 2009. Vice President, Live Category, Nokia 2008-2009. Senior Vice President, Marketing, Mobile Phones, Nokia 2006-2007. Vice President, Marketing, North America, Mobile Phones, Nokia 2003-2005. Marketing, sales and management roles at Reebok 1992-2003 and Procter & Gamble 1984-1992.

Timo Ihamuotila, b. 1966	Executive Vice President, Chief Financial Officer. Nokia Leadership Team member since 2007. With Nokia 1993-1996, rejoined 1999.

Master of Science (Economics) (Helsinki School of Economics). Licentiate of Science (Finance) (Helsinki School of Economics).

Executive Vice President, Sales, Markets, Nokia 2008-2009. Executive Vice President, Sales and Portfolio Management, Mobile Phones, Nokia 2007. Senior Vice President, CDMA Business Unit, Mobile Phones, Nokia 2004-2007. Vice President, Finance, Corporate Treasurer, Nokia 2000-2004. Director, Corporate Finance, Nokia 1999-2000. Vice President of Nordic Derivates Sales, Citibank plc. 1996-1999. Manager, Dealing & Risk Management, Nokia 1993-1996. Analyst, Assets and Liability Management, Kansallis Bank 1990-1993.

Member of the Boards of Directors of NAVTEQ Corporation and Nokia Siemens Networks B.V. Member of the Board of Directors of Central Chamber of Commerce of Finland.

Mary T. McDowell, b. 1964	Executive Vice President, Mobile Phones. Nokia Leadership Team member since 2004. Joined Nokia 2004.

Bachelor of Science (Computer Science) (College of Engineering at the University of Illinois).

Executive Vice President and Chief Development Officer, Nokia 2008-2010. Executive Vice President and General Manager of Enterprise Solutions, Nokia 2004-2007. Senior Vice President & General Manager, Industry-Standard Servers, Hewlett-Packard Company 2002-2003. Senior Vice President & General Manager, Industry-Standard Servers, Compaq Computer Corporation 1998-2002. Vice President, Marketing, Server Products Division of Compaq Computer Corporation 1996-1998. Holder of executive, managerial and other positions at Compaq Computer Corporation 1986-1996.

Member of the Board of Directors of Autodesk, Inc. Member of the Board of Visitors of the College of Engineering at the University of Illinois.

Dr. Tero Ojanperä, b. 1966	Executive Vice President, acting Head of Services and Developer Experience.

Nokia Leadership Team member since 2005. Joined Nokia 1990.

Master of Science (University of Oulu). Ph.D. (Delft University of Technology, The Netherlands).

Executive Vice President, Chief Technology Officer, Nokia 2006-2007. Executive Vice President and Chief Strategy Officer, Nokia 2005-2006. Senior Vice President, Head of Nokia Research Center 2003-2004. Vice President, Research, Standardization and Technology of IP Mobility Networks, Nokia Networks 1999-2002. Vice President, Radio Access Systems Research and General Manager of Nokia Networks in Korea 1999. Head of Radio Access Systems Research, Nokia Networks 1998-1999. Principal Engineer, Nokia Research Center 1997-1998.

Member of the Board of Directors of NAVTEQ Corporation. A member of Young Global Leaders.

Louise Pentland, b 1972	Executive Vice President, Chief Legal Officer. Nokia Leadership Team member since February 11, 2011. Joined Nokia 1998.

LL.B honors (law degree) (Newcastle upon Tyne). Qualified and active Solicitor (England and Wales). Licensed attorney (Member of the New York Bar).

Senior Vice President and Chief Legal Officer, Nokia 2008-2010. Acting Chief Legal Officer, Nokia 2007-2008. Vice President and Head of Legal, Enterprise Solutions, Nokia 2004-2007. Senior Legal Counsel, Nokia Networks 1998-2004. Before joining Nokia, corporate in-house legal positions at Avon Cosmetics Ltd. and law firm positions prior to that in the United Kingdom.

Member of Association of General Counsel, CLO Roundtable—Europe, Global Leaders in Law, Corporate Counsel Forum. Vice chair of the International Bar Association.

Niklas Savander, b. 1962	Executive Vice President, Markets. Nokia Leadership Team member since 2006. Joined Nokia 1997.

Master of Science (Eng.) (Helsinki University of Technology). Master of Science (Economics and Business Administration) (Swedish School of Economics and Business Administration, Helsinki).

Executive Vice President, Services, Nokia 2007-2010. Executive Vice President, Technology Platforms, Nokia 2006-2007. Senior Vice President and General Manager of Nokia Enterprise Solutions, Mobile Devices Business Unit 2003-2006. Senior Vice President, Nokia Mobile Software, Market Operations 2002-2003. Vice President, Nokia Mobile Software, Strategy, Marketing & Sales 2001-2002. Vice President and General Manager of Nokia Networks, Mobile Internet Applications 2000-2001. Vice President of Nokia Network Systems,

Marketing 1997-1998. Holder of executive and managerial positions at Hewlett-Packard Company 1987-1997.

Member of the Board of Directors of Nokia Siemens Networks B.V. Member of the Board of Directors and secretary of Waldemar von Frenckells Stiftelse.

Juha Äkräs, b. 1965	Executive Vice President, Human Resources. Nokia Leadership Team member as of April 1, 2010. Joined Nokia 1993.

Master of Science (Eng.) (Helsinki University of Technology).

Senior Vice President, Human Resources, Nokia 2006-2010. Vice President, Global Operational Human Resources, Nokia 2005-2006. Senior Vice President and General Manager, Core Networks, Nokia Networks 2003-2005. Vice President and General Manager, IP Networks, Nokia Networks 2002-2003. Vice President, Strategy and Business Development, Nokia Networks 2000-2001. Vice President, Customer Services APAC, Nokia Telecommunications 1997-1999. Head of Marketing and Business Development, Customer Services, Nokia Telecommunications 1995-1996. Business Development Manager and Controller, Customer Services, Nokia Cellular Systems 1994-1995. Project Manager, Nokia Telecom AB (Sweden) 1993-1994.

Member of the Board of Directors of Confederation of Finnish Industries (EK).

Dr. Kai Öistämö, b. 1964	Executive Vice President, Chief Development Officer. Nokia Leadership Team member since 2005. Joined Nokia 1991.

Doctor of Technology (Signal Processing). Master of Science (Engineering) (Tampere University of Technology).

Executive Vice President, Devices, Nokia 2007-2010. Executive Vice President and General Manager of Mobile Phones, Nokia 2005-2007. Senior Vice President, Business Line Management, Mobile Phones, Nokia 2004-2005. Senior Vice President, Mobile Phones Business Unit, Nokia Mobile Phones 2002-2003. Vice President, TDMA/GSM 1900 Product Line, Nokia Mobile Phones 1999-2002. Vice President, TDMA Product Line 1997-1999. Various technical and managerial positions in Nokia Consumer Electronics and Nokia Mobile Phones 1991-1997.

Member of the Board of Directors of Nokian Tyres plc. Member of the Board of Directors of NAVTEQ Corporation.

6B. Compensation

The following section reports the remuneration of the Board of Directors and of the seven named executive officers and describes our compensation policies and actual compensation for the Nokia Leadership Team (the Group Executive Board until February 11, 2011) as well as our use of equity based incentives.

Board of Directors

The following table sets forth the annual remuneration of the members of the Board of Directors for service on the Board and its committees, as resolved at the respective Annual General Meetings in 2010, 2009 and 2008.

Position	2010 (EUR)		2009 (EUR)		2008 (EUR)

Chairman	440 000		440 000		440 000
Vice Chairman	150 000		150 000		150 000
Member	130 000		130 000		130 000
Chairman of Audit Committee	25 000		25 000		25 000
Member of Audit Committee	10 000		10 000		10 000
Chairman of Personnel Committee	25 000		25 000		25 000

Total	1 700 000	(1)(2)	1 840 000	(1)(2)	1 710 000	(1)(2)

(1)	The changes in the aggregate amount of Board pay from year to year are due to changes in the number of Board members and changes in committee composition, while the amount of fees paid for the services rendered remained the same.

(2)	The aggregate amount of Board pay also includes the remuneration paid to the former President and CEO in his capacity as a member of the Board of Directors, but in that capacity only.

It is Nokia’s policy that director remuneration consists of an annual fee only; no fees are paid for meeting attendance. In addition, approximately 40% of director compensation is paid in the form of Nokia shares that is purchased from the market. It is also Nokia’s policy that the Board members retain all Nokia shares received as director compensation until the end of their board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, it is Nokia’s policy that non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive stock options, performance shares, restricted shares or any other equity-based or otherwise variable compensation for their duties as Board members.

The former President and CEO received variable compensation for his executive duties, but not for his duties as a member of the Board of Directors. The total compensation of the former President and CEO is described below in “—Executive Compensation—Actual Executive Compensation for 2010—Summary Compensation Table 2010”.

The remuneration of the Board of Directors is set annually by our Annual General Meeting by a resolution of a simple majority of the shareholders’ votes represented at the meeting, upon the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. The remuneration is set for the period as from the respective Annual General Meeting until the close of the next Annual General Meeting.

When preparing the proposal for the Board remuneration to the shareholders’ approval in the Annual General Meeting, it is the policy of the Corporate Governance and Nomination Committee to review and compare the remuneration levels and their criteria paid in other global companies with net sales and business complexity comparable to that of Nokia. The Committee’s aim is to ensure that the company has an efficient board of world-class professionals representing an appropriate and diverse mix of skills and experience. A competitive board remuneration contributes to the achievement of this target.

Remuneration of the Board of Directors in 2010

For the year ended December 31, 2010, the aggregate amount of remuneration paid to the members of the Board of Directors for their services as members of the Board and its committees was EUR 1 700 000.

The following table sets forth the total annual remuneration paid to the members of the Board of Directors in 2010, as resolved by the shareholders at the Annual General Meeting on May 6, 2010. For information with respect to the Nokia shares and equity awards held by the members of the Board of Directors, please see Item 6E. “Share Ownership”.

						Change in
						Pension Value
		Fees			Non-Equity	and Nonqualified
		Earned or			Incentive	Deferred
		Paid in	Stock		Plan	Compensation	All Other
		Cash	Awards	Option Awards	Compensation	Earnings	Compensation	Total
	Year	(EUR)(1)	(EUR)(2)	(EUR)(2)	(EUR)(2)	(EUR)(2)	(EUR)(2)	(EUR)

Jorma Ollila, Chairman(3)	2010	440 000	—	—	—	—	—	440 000
Marjorie Scardino, Vice Chairman(4)	2010	150 000	—	—	—	—	—	150 000
Lalita D. Gupte(5)	2010	140 000	—	—	—	—	—	140 000
Bengt Holmström	2010	130 000	—	—	—	—	—	130 000
Henning Kagermann	2010	130 000	—	—	—	—	—	130 000
Olli-Pekka Kallasvuo(6)	2010	130 000						130 000
Per Karlsson(7)	2010	155 000	—	—	—	—	—	155 000
Isabel Marey-Semper(8)	2010	140 000	—	—	—	—	—	140 000
Risto Siilasmaa(9)	2010	155 000	—	—	—	—	—	155 000
Keijo Suila	2010	130 000	—	—	—	—	—	130 000

Total		1 700 000						1 700 000

(1)	Approximately 40% of each Board member’s annual remuneration is paid in Nokia shares purchased from the market and the remaining approximately 60% is paid in cash.

(2)	Not applicable to any non-executive member of the Board of Directors. Not applicable to the former President and CEO with respect to his service as a member of the Board of Directors.

(3)	Represents the fee of Jorma Ollila for service as Chairman of the Board.

(4)	Represents the fee of Dame Marjorie Scardino for service as Vice Chairman of the Board.

(5)	Represents the fees paid to Lalita Gupte, consisting of a fee of EUR 130 000 for service as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

(6)	Olli-Pekka Kallasvuo left his position on the Nokia Board of Directors on September 10, 2010. This table includes remuneration paid to Mr. Kallasvuo for service as a member of the Board only. For the compensation paid for his services as the President and CEO until September 20, 2010, see “—Executive Compensation—Actual Executive Compensation for 2010—Summary Compensation Table 2010” below.

(7)	Represents the fees paid to Per Karlsson, consisting of a fee of EUR 130 000 for service as a member of the Board and EUR 25 000 for service as Chairman of the Personnel Committee.

(8)	Represents the fees paid to Isabel Marey-Semper, consisting of a fee of EUR 130 000 for service as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

(9)	Represents the fees paid to Risto Siilasmaa, consisting of a fee of EUR 130 000 for service as a member of the Board and EUR 25 000 for service as Chairman of the Audit Committee.

Proposal by the Corporate Governance and Nomination Committee for remuneration to the Board of Directors in 2011

On January 27, 2011, the Corporate Governance and Nomination Committee of the Board announced its proposal to the Annual General Meeting convening on May 3, 2011 regarding the remuneration to the Board of Directors in 2011. The Committee will propose that the annual fee payable to the Board members elected at the same meeting for a one-year term ending at the close of the Annual General

Meeting in 2012, remain at the same level as during the past three years and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member (excluding the President and CEO of Nokia if elected to the Nokia Board); for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000, and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee will propose that, as in the past, approximately 40 per cent of the remuneration be paid in Nokia shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Executive Compensation

Executive Compensation Philosophy, Programs and Decision-making Process

Our executive compensation philosophy and programs have been developed to enable Nokia to effectively compete in an extremely complex and rapidly evolving mobile communications industry. We are a leading company in our industry and conduct business globally. Our executive compensation programs have been designed to attract, retain and motivate talented executive officers on a global basis that drive Nokia’s success and industry leadership worldwide. Our compensation programs are designed to promote sustainability and long-term value creation of the company and to ensure that remuneration is based on performance.

Our compensation program for executive officers includes:

•	competitive base pay rates; and

•	short- and long-term incentives that are intended to result in a competitive total compensation package.

The main objectives of our executive compensation programs are to:

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

The Personnel Committee reviews the executive officers’ compensation on an annual basis, and from time to time during the year when special needs arise. Without management present, the Personnel Committee reviews and recommends to the Board the corporate goals and objectives relevant to the compensation of the President and CEO, evaluates the performance of the President and CEO in light of those goals and objectives, and proposes to the Board the compensation level of the President and CEO. All compensation for the President and CEO, including long-term equity incentives, is approved by the Board and is confirmed by the independent members of the Board. Management’s role is to provide any information requested by the Personnel Committee to assist in their deliberations.

In addition, upon recommendation of the President and CEO, the Personnel Committee approves all compensation for all the members of the Nokia Leadership Team (other than the President and CEO of Nokia) and other direct reports to the President and CEO, including long-term equity incentives and goals and objectives relevant to compensation. The Personnel Committee also reviews the results of the evaluation of the performance of the Nokia Leadership Team members (excluding the President and CEO) and other direct reports to the President and CEO and approves their incentive compensation based on such evaluation.

The Personnel Committee considers the following factors, among others, in its review when determining the compensation of Nokia’s executive officers or recommending the compensation of the President and CEO to the Board:

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

Nokia’s management performed an internal risk assessment of Nokia’s compensation policies and practices for all its employees in 2009. As a result, management concluded that there are no risks arising from Nokia’s compensation policies and practices that are reasonably likely to have a material adverse effect on Nokia. The findings of the analysis were reported to the Personnel Committee. Nokia’s compensation policies and practices did not change materially during 2010 and the Personnel Committee concluded that there were no other significant factors which would have necessitated a new assessment in 2010.

Components of Executive Compensation

Our compensation program for executive officers includes annual cash compensation in the form of a base salary, short-term cash incentives and long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares.

The following report discusses executive compensation in 2010 when the Nokia Leadership Team was called the Group Executive Board, and thus all references are made to the Group Executive Board.

Annual Cash Compensation

Base salaries are targeted at globally competitive market levels. The Personnel Committee evaluates and weighs as a whole the appropriate salary levels based on both our US and European peer companies.

Short-term cash incentives are an important element of our variable pay programs and are tied directly to Nokia’s and the individual executives’ performance. The short-term cash incentive opportunity is expressed as a percentage of each executive officer’s annual base salary. These award opportunities and measurement criteria are presented in the table below.

Measurement criteria for the short-term cash incentive plan include those financial objectives that are considered important measures of Nokia’s success in driving increased shareholder value. Financial objectives are established and based on a number of factors and are intended to be stretch targets that, if achieved, we believe, will result in performance that would exceed that of our key competitors in the high technology, telecommunications and Internet services industries. The target setting, as well as the weighting of each measure, also requires the Personnel Committee’s approval with respect to the members of the Nokia Leadership Team, and the Board’s approval with respect to the President and CEO. The following table reflects the measurement criteria that are established for the President and CEO and members of the Group Executive Board and the relative weighting of each objective for the year 2010.

Incentive as a % of Annual Base Salary in 2010

	Minimum	Target	Maximum
Position	Performance	Performance	Performance	Measurement Criteria

President and CEO(1)	0%	100%	225%	(a) Financial and Business Objectives (includes targets for net sales, operating profit and operating cash flow management and key business goals)
	0%	25%	37.5%	(c) Total Shareholder Return(2) (comparison made with key competitors in the high technology, telecommunications and Internet services industries over one-, three- and five-year periods)
	0%	25%	37.5%	(d) Strategic Objectives

Total	0%	150%	300%

Group Executive Board	0%	75%	168.75%	(a) Financial Objectives (includes targets for net sales, operating profit and operating cash flow management)
				(b) Individual Strategic Objectives (as described below)
	0%	25%	37.5%	(c) Total Shareholder Return(2)(3) (comparison made with key competitors in the high technology, telecommunications and Internet services industries over one-, three- and five-year periods)

Total	0%	100%	206.25%

(1)	Applies for Olli-Pekka Kallasvuo, President and CEO until September 20, 2010. For Stephen Elop, President and CEO from September 21, 2010, short-term incentive target is 150% of base pay, paid to him pro rata for year 2010, based on his hire date.

(2)	Total shareholder return reflects the change in Nokia’s share price during an established time period, including the amount of dividends paid, divided by Nokia’s share price at the beginning of the period. The calculation is conducted in the same manner for each company in the peer group.

(3)	Only certain members of the Group Executive Board are eligible for the additional 25% total shareholder return element.

The short-term incentive payout is based on performance relative to targets set for each measurement criteria listed in the table above and includes: (1) a comparison of Nokia’s actual performance to pre-established targets for net sales, operating profit and operating cash flow management and key business goals and (2) a comparison of each executive officer’s individual performance to his/her predefined individual strategic objectives and targets. Individual strategic objectives include key criteria which are the cornerstone for the success of Nokia’s long-term strategy and require a discretionary assessment of performance by the Personnel Committee. Such strategic objectives may include, but are not limited to, Nokia’s product portfolio, consumer relationships, developer ecosystem, partnerships and other strategic assets.

When determining the final incentive payout, the Personnel Committee determines an overall score for each executive based on the degree to which (a) Nokia’s financial objectives and key business goals have been achieved together with (b) qualitative and quantitative scores assigned to the individual strategic objectives. The final incentive payout is determined by multiplying each executive’s eligible salary by: (i) his/her incentive target percentage; and (ii) the score resulting from factors (a) and (b) above. The resulting score for each executive is then multiplied by an “affordability factor”, which is determined based on overall net sales, profitability and cash flow management of Nokia and which is applicable in a similar manner to all Nokia employees within the short-term cash incentive program. The Personnel Committee may apply discretion when evaluating actual results against targets and the resulting incentive payouts. In certain exceptional situations, the actual short-term cash incentive awarded to the executive officer could be zero. The maximum payout is only possible with maximum performance on all measures.

The portion of the short-term cash incentive that is tied to (a) Nokia’s financial objectives and key business goals and (b) individual strategic objectives and targets, is paid twice each year based on the performance for each of Nokia’s short-term plans that end on June 30 and December 31 of each year. Another portion of the short-term cash incentives is paid annually at the end of the year, based on the Personnel Committee’s assessment of (c) Nokia’s total shareholder return compared to key peer group companies that are selected by the Personnel Committee in the high technology, Internet services and telecommunications industries and relevant market indices over one-, three- and five-year periods. In the case of the former President and CEO Olli-Pekka Kallasvuo, the annual incentive award for 2010 was designed to also include his performance compared against (d) strategic leadership objectives, including performance in key markets, development of strategic capabilities, enhanced competitiveness of core businesses and executive development. As a result of the end of his employment with Nokia prior to December 31, 2010, this incentive target, tied to strategic leadership objectives, was not paid. For our current President and CEO, Stephen Elop, we did not designate strategic leadership objectives for 2010 due to the inability to measure those objectives during the short-term performance period following his hire date.

For more information on the actual cash compensation paid in 2010 to our executive officers, see “—Actual Executive Compensation for 2010—Summary Compensation Table 2010” below.

Long-Term Equity-Based Incentives

Long-term equity-based incentive awards in the form of performance shares, stock options and restricted shares are used to align executive officers’ interests with shareholders’ interests, reward for long-term financial performance and encourage retention, while also considering evolving regulatory requirements and recommendations and changing economic conditions. These awards are determined on the basis of the factors discussed above in “—Executive Compensation Philosophy, Programs and Decision-making Process”, including a comparison of an executive officer’s overall compensation with that of other executives in the relevant market and the impact on the competitiveness of the executive’s compensation package in that market. Performance shares are Nokia’s main vehicle for long-term equity-based incentives and reward the achievement of both Nokia’s long-term financial results and an increase in share price. Performance shares vest as shares, if at least one of the pre-determined threshold performance levels, tied to Nokia’s financial performance, is achieved by the end of the performance period and the value that the executive receives is dependent on Nokia’s share price. Stock options are granted with the purpose of creating value for the executive officer, once vested, only if the Nokia share price at the time of vesting is higher than the exercise price of the stock option established at grant. This is also intended to focus executives on share price appreciation and thus aligning the interests of the executives with those of the shareholders. Restricted shares are used primarily for long-term retention purposes and they vest fully after the close of a pre-determined restriction period. Any shares granted are subject to the share ownership guidelines as explained below. All of these equity-based incentive awards are generally forfeited if the executive leaves Nokia prior to their vesting.

Recoupment of certain equity gains

The Board of Directors has approved a policy allowing for the recoupment of equity gains realized by Nokia Leadership Team members under Nokia equity plans in case of a financial restatement caused by an act of fraud or intentional misconduct. This policy applies to equity grants made to Nokia Leadership Team members after January 1, 2010.

Information on the actual equity-based incentives granted to the members of our Group Executive Board in 2010 is included in Item 6E. “Share Ownership.”

Actual Executive Compensation for 2010

Service Contracts

Stephen Elop’s service contract covers his position as President and CEO as from September 21, 2010. As at December 31, 2010, Mr. Elop’s annual total gross base salary, which is subject to an annual review by the Board of Directors and confirmation by the independent members of the Board, is EUR 1 050 000. His incentive targets under the Nokia short-term cash incentive plan are 150% of annual gross base salary as at December 31, 2010. Mr. Elop is entitled to the customary benefits in line with our policies applicable to the top management, however, some of them are being provided on a tax assisted basis. Mr. Elop is also eligible to participate in Nokia’s long-term equity-based compensation programs according to Nokia policies and guidelines and as determined by the Board of Directors. Upon joining Nokia, Mr. Elop received 500 000 stock options, 75 000 performance shares at threshold performance level and 100 000 restricted shares out of Nokia Equity Program 2010.

As compensation for lost income from his prior employer, which resulted due to his move to Nokia, Mr. Elop received a one-time payment of EUR 2 292 702 in October 2010 and is entitled to a second payment of USD 3 000 000 in October 2011. In addition, relating to his move to Nokia, Mr. Elop received a one-time payment of EUR 509 744 to reimburse him for fees he was obligated to repay his former employer. He also received income of EUR 312 203, including tax assistance, resulting from legal expenses paid by Nokia associated with his move to Nokia. In case of early termination of employment, Mr. Elop is obliged to return to Nokia all or part of these payments related to his move to Nokia.

In case of termination by Nokia for reasons other than cause, Mr. Elop is entitled to a severance payment of up to 18 months of compensation (both annual total gross base salary and target incentive) and his equity will be forfeited as determined in the applicable equity plan rules, with the exception of the equity out of the Nokia Equity Program 2010 which will vest in an accelerated manner. In case of termination by Mr. Elop, the notice period is six months and he is entitled to a payment for such notice period (both annual total gross base salary and target incentive for six months) but all his equity will be forfeited. In the event of a change of control of Nokia, Mr. Elop may terminate his employment upon a material reduction of his duties and responsibilities, upon which he will be entitled to a compensation of 18 months (both annual total gross base salary and target incentive), and his unvested equity will vest in an accelerated manner. In case of termination by Nokia for cause, Mr. Elop is entitled to no additional compensation and all his equity will be forfeited. In case of termination by Mr. Elop for cause, he is entitled to a severance payment equivalent to 18 months of notice (both annual total gross base salary and target incentive), and his unvested equity will vest in an accelerated manner. Mr. Elop is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated for cause, Mr. Elop may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual total gross base salary and target incentive for the respective period during which no severance payment is paid.

The Board of Directors decided in March 2011 that in order to align Stephen Elop’s compensation to the successful execution of the new strategy announced on February 11, 2011, his compensation structure for 2011 and 2012 would be modified. This one-time special CEO incentive program is designed to align Mr. Elop’s compensation to increased shareholder value and will link a meaningful portion of his compensation directly to the performance of Nokia’s share price over the next two years. To participate in this new program, Mr. Elop will invest during 2011 and 2012 a portion of his short-term cash incentive opportunity and a portion of the value of his expected annual equity grants into the program as follows:

•	His target short-term cash incentive level is reduced from 150% to 100% and

•	His annual equity grants are reduced to a level below the competitive market value.

In consideration, Mr. Elop will be provided the opportunity to earn a number of Nokia shares at the end of 2012 based on two independent criteria, half of the opportunity tied to each criterion:

(1)	Total Shareholder Return (TSR), relative to a peer group of companies over the 2 year period from December 31, 2010 until December 31, 2012: Minimum payout will require performance at the 50th percentile of the peer group and the maximum payout will occur if the rank is among the top three of the peer group. The peer group consists of a number of relevant companies in the high technology/mobility, telecommunications and Internet services industries,

(2)	Nokia’s absolute share price at the end of 2012: Minimum payout if the Nokia share price is EUR 9, with maximum payout if the Nokia share price is EUR 17.

Nokia share price under both criteria is calculated as a 20-day trade volume weighted average share price on the NASDAQ OMX Helsinki. If the minimum performance for neither of the two performance criterion is reached, no share delivery will take place. If the minimum level for one of the criterion is met, a total of 125 000 Nokia ordinary shares will be delivered to Mr. Elop. At maximum level for both criteria, a total of 750 000 Nokia ordinary shares will be delivered to him. Shares earned under this plan during 2011-2012 will be subject to an additional one-year vesting period until the first quarter 2014, at which point the earned and vested shares will be delivered to Mr. Elop. The number of shares earned and to be settled may be adjusted by the Board of Directors under certain exceptional circumstances. Until the shares are settled, no shareholder rights, such as voting or dividend rights, associated with the shares would be applicable. Right for the shares would be forfeited and no shares would be delivered if Mr. Elop resigned without cause or was terminated for cause by Nokia before the settlement.

Nokia also had a service contract with Olli-Pekka Kallasvuo covering his position as President and CEO until September 20, 2010. As at September 20, 2010, Mr. Kallasvuo’s annual total gross base salary was EUR 1 233 000, and his incentive targets under the Nokia short-term cash incentive plan were 150% of annual gross base salary. The service contract included provisions concerning termination of employment, and Nokia announced on September 10, 2010 that in accordance with the terms and conditions of his service contract, Mr. Kallasvuo was entitled to a severance payment consisting of 18 months gross base salary and target incentive which totaled EUR 4 623 750. Mr. Kallasvuo was paid the short-term cash incentive for the period from July 1 to September 20, 2010 at a level of 100% of base pay on a pro rata basis. He also received as compensation the fair market value of the 100 000 Nokia restricted shares granted to him in 2007, which were to vest on October 1, 2010. All the unvested equity granted to him was forfeited upon termination of the employment, while his vested outstanding stock options remained exercisable until mid-February 2011, at which point they were forfeited in accordance with the plans’ terms and conditions. In addition, Mr. Kallasvuo did not meet the minimum eligibility requirements under his supplemental retirement plan agreement and as such, will not receive any payments under that agreement. As a result, Nokia reversed the actuarial liability of EUR 10 154 000, that had been accrued under that plan. In accordance with the terms and conditions of his service contract, Mr. Kallasvuo is subject to a 12-month non-competition obligation until September 20, 2011.

For information about the compensation and benefits received by Mr. Elop and Mr. Kallasvuo during 2010, see 6.B “Compensation—Executive Compensation—Summary Compensation Table 2010” and “Compensation—Executive Compensation—Equity Grants in 2010”.

Pension Arrangements for the Members of the Nokia Leadership Team (the Group Executive Board until February 11, 2011)

The members of the Nokia Leadership Team participate in the local retirement programs applicable to employees in the country where they reside. Executives in Finland, including Mr. Elop, President and CEO, participate in the Finnish TyEL pension system, which provides for a retirement benefit based on years of service and earnings according to a prescribed statutory system. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. The Finnish TyEL pension scheme provides for early retirement benefits at age 62 with a reduction in the amount of retirement benefits. Standard retirement benefits are available from age 63 to 68, according to an increasing scale.

Executives in the United States participate in Nokia’s Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer match vests for the participants during the first four years of their employment. Participants earning in excess of the Internal Revenue Service (IRS) eligible earning limits may participate in the Nokia Restoration and Deferral Plan, which allows employees to defer up to 50% of their salary and 100% of their short-term cash incentive. Contributions to the Restoration and Deferral Plan will be matched 100% up to 8% of eligible earnings, less contributions made to the 401(k) plan.

As part of his supplemental retirement plan agreement, Olli-Pekka Kallasvuo could have retired at the age of 60 with full retirement benefits to the extent that he had remained employed at that time by Nokia. The amount of that retirement benefit would have been calculated as if Mr. Kallasvuo had continued his service with Nokia through the retirement age of 65. As Mr. Kallasvuo’s employment with Nokia ended prior to his 60th birthday, this supplemental pension benefit was forfeited and Nokia reversed the actuarial liability of EUR 10 154 000 associated with it.

Hallstein Moerk left the Group Executive Board as of March 31, 2010 and retired from employment with Nokia as of September 30, 2010 pursuant to the terms of his employment and pension agreement with Nokia. Nokia’s obligation was settled in full and it no longer has any actuarial liability for Mr. Moerk’s pension benefit.

Actual Compensation for the Members of the Group Executive Board in 2010

At December 31, 2010, Nokia had a Group Executive Board consisting of nine members. Changes in the composition in the Group Executive Board during 2010 and subsequently are explained above in Item 6A. “Directors and Senior Management—Nokia Leadership Team”.

The following report discusses executive compensation in 2010 when the Nokia Leadership Team was called the Group Executive Board, and thus all references are made to the Group Executive Board.

The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Group Executive Board under our equity plans in 2010.

Gains realized upon exercise of stock options and share-based incentive grants vested for the members of the Group Executive Board during 2010 are included in Item 6E. “Share Ownership.”

Aggregate Cash Compensation to the Group Executive Board for 2010(1)

	Number of		Cash
	Members on	Base	Incentive
Year	December 31	Salaries	Payments(2)
		EUR	EUR

2010	9	5 552 108	3 457 145

(1)	Includes base salary and cash incentives paid or payable by Nokia for the 2010 fiscal year. The cash incentives are paid as a percentage of annual base salary based on Nokia’s short-term cash incentives. Includes compensation paid to Hallstein Moerk for the period until March 31, 2010, Richard Simonson until June 30, 2010, Olli-Pekka Kallasvuo until September 20, 2010, Anssi Vanjoki until October 12, 2010 and Juha Äkräs as from April 1, 2010 and Stephen Elop as from September 21, 2010.

(2)	Excluding any gains realized upon exercise of stock options, which are described in Item 6E. “Share Ownership.”

Long-Term Equity-Based Incentives Granted in 2010(1)

Total number
	Group Executive Board(3)(4)	Total	of participants

Performance Shares at Threshold(2)	485 000	3 576 403	4 250
Stock Options	1 320 000	6 708 582	3 200
Restricted Shares	1 104 000	5 801 800	430

(1)	The equity-based incentive grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. The settlement is conditional upon performance and/or service conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 24 to our consolidated financial statements included in Item 18 of this annual report.

(2)	At maximum performance, the settlement amounts to four times the number at threshold.

(3)	Includes Hallstein Moerk for the period until March 31, 2010, Richard Simonson until June 30, 2010, Olli-Pekka Kallasvuo until September 20, 2010, Anssi Vanjoki until October 12, 2010 and Juha Äkräs as from April 1, 2010 and Stephen Elop as from September 21, 2010.

(4)	For the Group Executive Board members whose employment terminated during 2010, the Long-Term Equity-Based Incentives were forfeited following termination of employment in accordance with plan rules. Mr. Vanjoki’s termination date under his employment agreement is March 11, 2011, and his equity will be forfeited thereafter. Mr. Moerk retained his vested and unvested grants upon retirement, in accordance with the equity plans’ provisions.

Summary Compensation Table 2010

								Change in
								Pension Value
								and Nonqualified
Name and						Non-Equity		Deferred		All Other
Principal				Stock	Option	Incentive Plan		Compensation		Compensation
Position(1)	Year	Salary	Bonus(2)	Awards(3)(4)	Awards(3)(4)	Compensation		Earnings(5)		EUR		Total
		EUR	EUR	EUR	EUR	EUR		EUR		EUR		EUR

Stephen Elop
President and CEO	2010	280 303	440 137	1 682 607	800 132	(*	)	340 471		3 115 276	(6)	6 658 926
Olli-Pekka Kallasvuo	2010	979 758	676 599	3 267 288	641 551	(*	)		(7)	5 524 061	(8)	11 089 257
President and CEO	2009	1 176 000	1 288 144	3 332 940	650 661	(*	)	1 358 429		177 248		7 983 422
until September 20, 2010	2008	1 144 800	721 733	2 470 858	548 153	(*	)	469 060		175 164		5 529 768
Timo Ihamuotila
EVP, Chief Financial	2010	423 524	245 634	1 341 568	166 328	(*	)	31 933		8 893	(9)	2 217 880
Officer	2009	396 825	234 286	752 856	135 834	(*	)	15 575		21 195		1 556 571
	2010	559 637	314 782	1 233 368	142 567	(*	)			71 386	(11)	2 321 740
Mary T. McDowell	2009	508 338	349 911	800 873	152 283	(*	)			33 726		1 845 131
EVP, Mobile Phones(10)	2008	493 798	196 138	620 690	133 463	(*	)			33 462		1 477 551
Kai Öistämö	2010	481 067	248 608	1 212 143	166 328	(*	)		(12)	18 365	(13)	2 126 511
EVP, Chief Development	2009	460 000	343 225	935 174	166 126	(*	)	9 824		29 778		1 944 127
Officer	2008	445 143	200 126	699 952	152 529	(*	)	87 922		29 712		1 615 384
Niklas Savander
EVP, Markets	2010	441 943	247 086	1 233 368	142 567	(*	)		(12)	23 634	(14)	2 088 598
Richard Simonson EVP,	2010	640 221	372 870	1 508 474	166 328	(*	)			77 920	(15)	2 765 814
Mobile Phones until	2009	648 494	453 705	1 449 466	166 126	(*	)			134 966		2 852 757
June 30, 2010(10)	2008	630 263	293 477	699 952	152 529	(*	)			106 632		1 882 853

(1)	The positions set forth in this table are the current positions of the named executives. Mr. Elop was appointed President and CEO effective September 21, 2010; Mr. Kallasvuo served as President and CEO until September 20, 2010; Ms. McDowell served as Executive Vice President, Corporate Development until June 30, 2010; Mr. Öistämö served as Executive Vice President, Devices until June 30, 2010; Mr. Savander served as Executive Vice President, Services until June 30, 2010; also Mr. Simonson served as Executive Vice President, Mobile Phones until June 30, 2010.

(2)	Bonus payments are part of Nokia’s short-term cash incentives. The amount consists of the bonus earned and paid or payable by Nokia for the respective fiscal year.

(3)	Amounts shown represent the grant date fair value of equity grants awarded for the respective fiscal year. The fair value of stock options equals the estimated fair value on the grant date, calculated using the Black-Scholes model. The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of the performance shares is presented on the basis of granted number of shares, which is two times the number of shares at threshold. The value of the stock awards with performance shares valued at maximum (four times the number of shares at threshold), for each of the named executive officer, is as follows: Mr. Elop EUR 2 718 091; Mr. Kallasvuo EUR 4 854 540; Mr. Ihamuotila EUR 1 753 078; Ms. McDowell EUR 1 586 091; Mr. Öistämö EUR 1 623 653; Mr. Savander EUR 1 586 091; and Mr. Simonson EUR 1 919 984.

(4)	Mr. Kallasvuo’s and Mr. Simonson’s equity grants were forfeited and cancelled following end of employment in accordance with plan provisions.

(5)	The change in pension value represents the proportionate change in the liability related to the individual executives. These executives are covered by the Finnish State employees’ pension act (“TyEL”) that provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. The TyEL system is a partly funded and a partly pooled “pay as you go” system. Effective March 1, 2008, Nokia transferred its TyEL pension liability and assets to an external Finnish insurance company and no longer carries the liability on its financial statements. The figures shown represent only the change in liability for the funded portion. The method used to derive the actuarial IFRS valuation is based upon available salary information at the respective year end. Actuarial assumptions including salary increases and inflation have been determined to arrive at the valuation at the respective year end. Ms. McDowell participates and Mr. Simonson participated until October 2, 2010 in Nokia’s U.S Retirement Savings and Investment Plan, as described in “—Actual Executive Compensation for 2010—Pension Arrangements for the Members of the Nokia Leadership Team (formerly Group Executive Board)” above. The Company’s contributions to the plan are included under “All Other Compensation Column” and noted hereafter.

(6)	All other compensation for Mr. Elop in 2010 includes: EUR 2 292 702 one time payment as compensation for lost income from his prior employer which resulted due to his move to Nokia; EUR 509 744 one-time payment to reimburse him for fees he was obligated to repay his former employer; EUR 312 203 income resulting from legal expenses paid by Nokia associated with his move to Nokia, including tax assistance; EUR 627 for taxable benefit for premiums paid under supplemental medical and disability insurance, for driver and for mobile phone.

(7)	Mr. Kallasvuo’s proportionate change in the liability related to the individual under the funded part of the Finnish TyEL pension was negative (see footnote 5 above). In addition, it includes a negative change in the annual pension liability of EUR 9 590 000, relating to the cancellation of the early retirement benefit at the age of 60 provided under his service contract, which has been forfeited upon end of employment. As a result of the cancellation of this early retirement benefit, Nokia reversed the actuarial liability of EUR 10 154 000.

(8)	All other compensation for Mr. Kallasvuo in 2010 includes: EUR 4 623 750 as severance payment as describe under his service agreement, see ‘‘—Actual Executive Compensation for 2010—Service Contracts ‘‘above; EUR 748 000 as compensation for the fair market value of the 100 000 Nokia restricted shares granted to him in 2007, which were to vest on October 1, 2010; EUR 130 000 for his services as member of the Board or Directors, see ‘‘—Board of Directors—Remuneration of the Board of Directors in 2010” above; EUR 15 427 for car allowance; EUR 6 088 for driver and for mobile phone; EUR 796 for taxable benefit for premiums paid under supplemental medical and disability insurance.

(9)	All other compensation for Mr. Ihamuotila in 2010 includes: EUR 7 440 for car allowance; EUR 1 453 taxable benefit for premiums paid under supplemental medical and disability insurance and for mobile phone.

(10)	Salaries, benefits and perquisites for Ms. McDowell and Mr. Simonson are paid and denominated in USD. Amounts were converted to euro using year-end 2010 USD/EUR exchange rate of 1.32 and GPB/EUR rate of 0.85. For year 2009 disclosure, amounts were converted to euro using year-end 2009 USD/EUR exchange rate of 1.43. For year 2008 disclosure, amounts were converted to euro using year-end 2008 USD/EUR exchange rate of 1.40.

(11)	All other compensation for Ms. McDowell in 2010 includes: EUR 45 951 provided under Nokia’s international assignment policy in the U.K; EUR 12 935 for car allowance, EUR 12 500 company contributions to the 401(k) Plan.

(12)	Mr. Öistämö’s and Mr. Savander’s proportionate change in the liability related to the individual under the funded part of the Finnish TyEL pension was negative (see footnote 5 above).

(13)	All other compensation for Mr. Öistämö in 2010 includes: EUR 16 925 for car allowance; EUR 1 440 as taxable benefit for premiums paid under supplemental medical and disability insurance, for mobile phone and driver benefit.

(14)	All other compensation for Mr. Savander in 2010 includes: EUR 22 200 for car allowance; EUR 1 434 as taxable benefit for premiums paid under supplemental medical and disability insurance and for mobile phone.

(15)	All other compensation for Mr. Simonson in 2010 includes: EUR 55 514 company contributions to the Restoration & Deferral plan; EUR 12 500 company contributions to the 401(k) plan; EUR 9 906 for car allowance.

(*)	None of the named executive officers participated in a formulated, non-discretionary, incentive plan. Annual incentive payments are included under the “Bonus” column.

Equity Grants in 2010(1)

		Option Awards				Stock Awards
			Number of			Performance	Performance
			Shares	Grant	Grant Date	Shares at	Shares at	Restricted	Grant Date
Name and Principal		Grant	underlying	Price	Fair Value(2)	Threshold	Maximum	Shares	Fair Value (3)
Position	Year	Date	Options	(EUR)	(EUR)	(Number)	(Number)	(Number)	(EUR)

Stephen Elop, President and CEO	2010	Nov. 5	500 000	7.59	800 132	75 000	300 000	100 000	1 682 607
Olli-Pekka Kallasvuo, President and CEO until September 20, 2010(4)	2010	May 7	270 000	8.86	641 551	135 000	540 000	170 000	3 267 288
Timo Ihamuotila, EVP, Chief Financial Officer	2010	May 7	70 000	8.86	166 328	35 000	140 000	120 000	1 341 568
Mary T. McDowell, EVP, Mobile Phones	2010	May 7	60 000	8.86	142 567	30 000	120 000	115 000	1 233 368
Kai Öistämö, EVP, Chief Development Officer	2010	May 7	70 000	8.86	166 328	35 000	140 000	100 000	1 212 143
Niklas Savander, EVP, Markets	2010	May 7	60 000	8.86	142 567	30 000	120 000	115 000	1 233 368
Richard Simonson, EVP, Mobile Phones until June 30, 2010(4)	2010	May 7	70 000	8.86	166 328	35 000	140 000	111 000	1 508 474

(1)	Including all equity awards made during 2010. Awards were made under the Nokia Stock Option Plan 2007, the Nokia Performance Share Plan 2010 and the Nokia Restricted Share Plan 2010.

(2)	The fair value of stock options equals the estimated fair value on the grant date, calculated using the Black-Scholes model. The stock option exercise price was EUR 8.86 on May 7, 2010 and EUR 7.59 on November 5, 2010. NASDAQ OMX Helsinki closing market price at grant date on May 7, 2010 was EUR 8.35 and on November 5, 2010 was EUR 7.65.

(3)	The fair value of performance shares and restricted shares equals the estimated fair value on the grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of performance shares is presented on the basis of a number of shares, which is two times the number at threshold.

(4)	Mr. Kallasvuo’s and Mr. Simonson’s equity grants were forfeited and cancelled following end of employment in accordance with the plan rules.

For information with respect to the Nokia shares and equity awards held by the members of the Group Executive Board as at December 31, 2010, please see Item 6E. “Share Ownership”.

Equity-Based Incentive Programs

General

During the year ended December 31, 2010, we administered two global stock option plans, four global performance share plans and four global restricted share plans. Both executives and employees participate in these plans. Our compensation programs promote long-term value creation and sustainability of the company and ensure that remuneration is based on performance. Performance shares are the main element of the company’s broad-based equity compensation program to further emphasize the performance element in employees’ long-term incentives. For managers and employees in higher job levels we employ a portfolio approach designed to build an optimal and balanced combination of long-term equity-based incentives, by granting both performance shares and stock options. We believe using both equity instruments help focus recipients on long term financial performance as well as on share price appreciation, thus aligning recipients’ interests with those of shareholders’ and promoting the long-term financial success of the company. The equity-based compensation programs are intended to align the potential value received by participants directly with the performance of Nokia. We also have granted restricted shares to a small selected number of key employees each year who are considered key talent whose retention or recruitment is vital to the future success of Nokia.

The equity-based incentive grants are generally conditioned upon continued employment with Nokia, as well as the fulfillment of performance and other conditions, as determined in the relevant plan rules.

The broad-based equity compensation program for 2010, which was approved by the Board of Directors, followed the structure of the program in 2009. The participant group for the 2010 equity-based incentive program continued to be broad, with a wide number of employees in many levels of the organization eligible to participate. As at December 31, 2010, the aggregate number of participants in all of our active equity-based programs was approximately 11 500 compared with approximately 13 000 as at December 31, 2009 reflecting changes in our grant guidelines and reduction in eligible population.

For a more detailed description of all of our equity-based incentive plans, see Note 24 to our consolidated financial statements included in Item 18 of this annual report.

Performance Shares

During 2010, we administered four global performance share plans, the Performance Share Plans of 2007, 2008, 2009 and 2010, each of which, including its terms and conditions, has been approved by the Board of Directors.

The performance shares represent a commitment by Nokia Corporation to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No performance shares will vest unless the Group’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the Group’s average annual net sales growth for the performance period of the plan and earnings per share (“EPS”) at the end of the performance period.

The 2007, 2008, 2009 and 2010 plans have a three-year performance period with no interim payout. The shares vest after the respective performance period. The shares will be delivered to the participants as soon as practicable after they vest. The below table summarizes the relevant periods and settlements under the plans.

	Performance
Plan	period	Settlement

2007(1)	2007-2009	2010
2008(1)	2008-2010	2011
2009	2009-2011	2012
2010	2010-2012	2013

(1)	No Nokia shares were delivered under Nokia Performance Share Plans 2007 and 2008 as Nokia’s performance did not reach the threshold level of either performance criteria under both plans.

Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Performance share grants to the CEO are made upon recommendation by the Personnel Committee and approved by the Board of Directors and confirmed by the independent directors of the Board. Performance share grants to the other Nokia Leadership Team members and other direct reports of the CEO are approved by the Personnel Committee. Performance share grants to eligible employees are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors.

Stock Options

During 2010 we administered two global stock option plans, the Stock Option Plan 2005 and 2007, each of which, including its terms and conditions, has been approved by the Annual General Meetings in the year when the plan was launched.

Each stock option entitles the holder to subscribe for one new Nokia share. The stock options are non-transferable and may be exercised for shares only. All of the stock options have a vesting schedule with 25% of the options vesting one year after grant and 6.25% each quarter thereafter. The stock options granted under the plans generally have a term of five years.

The exercise price of the stock options is determined at the time of grant, on a quarterly basis, in accordance with a pre-agreed schedule after the release of Nokia’s periodic financial results. The exercise prices are based on the trade volume weighted average price of a Nokia share on NASDAQ OMX Helsinki during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any day-specific fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have the right to change how the exercise price is determined.

Shares will be eligible for dividend for the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the Trade Register. The stock options grants are generally forfeited if the employment relationship terminates with Nokia.

Stock option grants to the CEO are made upon recommendation by the Personnel Committee and are approved by the Board of Directors and confirmed by the independent directors of the Board. Stock option grants to the other Nokia Leadership Team members and other direct reports of the CEO are approved by the Personnel Committee. Stock option grants to eligible employees are approved by the CEO on a quarterly basis, on the basis of an authorization given by the Board of Directors.

Restricted Shares

During 2010 we administered four global restricted share plans, the Restricted Share Plan 2007, 2008, 2009 and 2010, each of which, including its terms and conditions, has been approved by the Board of Directors.

Restricted shares are used to recruit, retain, and motivate selected high potential and critical talent who are vital to the future success of Nokia. Restricted shares are used only for key management positions and other critical talent.

All of our restricted share plans have a restriction period of three years after grant. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. The restricted share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Restricted share grants to the CEO are made upon recommendation by the Personnel Committee and approved by the Board of Directors and confirmed by the independent directors of the Board. Restricted share grants to the other Nokia Leadership Team members and other direct reports of the CEO are approved by the Personnel Committee. Restricted share grants to eligible employees are approved by the CEO at the end of the respective calendar quarter on the basis of an authorization given by the Board of Directors.

Other Equity Plans for Employees

In addition to our global equity incentive plans described above, we have equity plans for Nokia-acquired businesses or employees in the United States and Canada under which participants can receive Nokia ADSs or ordinary shares.

In connection with our July 10, 2008 acquisition of NAVTEQ, the Group assumed NAVTEQ’s 2001 Stock Incentive Plan (“NAVTEQ Plan”). All unvested NAVTEQ restricted stock units under the NAVTEQ Plan were converted to an equivalent number of restricted stock units entitling their holders to Nokia shares. The maximum number of Nokia shares to be delivered to NAVTEQ employees during the years 2008-2012 is approximately 3 million, of which approximately 2 million shares have already been delivered by December 31, 2010. The Group does not intend to make further awards under the NAVTEQ Plan.

We have also an Employee Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The purchase of the ADSs is funded through monthly payroll deductions from the salary of the participants, and the ADSs are purchased on a monthly basis. As of December 31, 2010, approximately 12.8 million ADSs had been purchased under this plan since its inception, and there were a total of approximately 550 participants in the plan.

For more information on these plans, see Note 24 to our consolidated financial statements included in Item 18 of this annual report.

Nokia Equity-Based Incentive Program 2011

On January 27, 2011, the Board of Directors approved the scope and design of the Nokia Equity Program 2011, subject to the approval of the Stock Option Plan 2011 by the Annual General Meeting. Similarly, like the earlier broad-based equity incentive programs, it intends to align the potential value received by the participants directly with the long-term financial performance of the Company, thus also aligning the participants’ interests with Nokia shareholders’ interests. Nokia’s balanced approach and use of the performance-based plan as the main long-term incentive vehicle effectively contribute to the long-term value creation and sustainability of the Company and ensure that compensation is based on performance.

The main equity instrument continues to be performance shares. In addition, stock options will be used in conjunction with performance shares on a limited basis for senior managers, and restricted shares will be used on a very selective basis for high potential and critical talent, vital to the future success of Nokia. These equity-based incentive awards are generally forfeited if the employee leaves Nokia prior to vesting.

Performance Shares

The Performance Share Plan 2011 approved by the Board of Directors will cover a performance period of three years (2011-2013). No performance shares will vest unless Nokia’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria:

(1) Average Annual Net Sales Growth: 2.5% (threshold) and 10% (maximum) during the performance period 2011-2013, and

(2) Average Annual EPS (diluted, non-IFRS): EUR 0.50 (threshold) and EUR 1.10 (maximum) during the performance period 2011-2013.

Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2011 through 2013. Average Annual EPS is calculated as an average of the diluted, non-IFRS earnings per share for years 2011, 2012 and 2013. Both the Average Annual Net Sales Growth and the

Averaged Annual EPS criteria are equally weighted and performance under each of the two performance criteria is calculated independent of each other.

We believe the performance criteria set above are challenging. The awards at the threshold are significantly reduced from grant level and achievement of maximum award would serve as an indication that Nokia’s performance significantly exceeded current market expectations of our long-term execution.

Achievement of the maximum performance for both criteria would result in the vesting of a maximum of 28 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for both criteria will result in the vesting of approximately 7 million shares. If only one of the threshold levels of performance is achieved, only approximately 3.5 million of the performance shares will vest. If none of the threshold levels is achieved, then none of the performance shares will vest. The vesting of shares follows a linear scale for actual financial performance achieved. If the required performance level is achieved, the vesting will occur December 31, 2013. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

Stock Options

The Board of Directors will make a proposal for Stock Option Plan 2011 to the Annual General Meeting convening on May 3, 2011. The Board will propose to the Annual General Meeting that selected personnel of Nokia Group be granted a maximum of 35 million stock options until the end of 2013. The proposed Stock Option Plan 2011 will succeed the previous Stock Option Plan 2007, approved by the Annual General Meeting 2007, which has not been available for further grants of stock options since the end of 2010.

The grants of stock options in 2011 will be made out of this new plan subject to its approval by the Annual General Meeting. The planned maximum annual grant for the year 2011 under the Stock Option Plan 2011 is approximately 12 million stock options, with the remaining stock options available through the end of 2013.

The stock options under the Stock Option Plan 2011 entitle to subscribe for a maximum of 35 million Nokia shares. The sub-categories of stock options to be granted under the plan will have a term of approximately six years. The vesting periods of the stock options are as follows: 50% of stock options granted under each subcategory vesting three years after grant date and the remaining 50% vesting four years from grant. The exercise period for the first sub-category will commence on July 1, 2014 and the exercise period for the last sub-categories will expire on December 27, 2019.

The exercise price for each sub-category of stock options will be determined on a quarterly basis. The exercise price for each sub-category of stock options will be equal to the trade volume weighted average price of the Nokia share on NASDAQ OMX Helsinki during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter, on which the sub-category has been denominated. Should an ex-dividend date take place during that week, the exercise price shall be determined based on the following week’s trade volume weighted average price of the Nokia share on NASDAQ OMX Helsinki. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are subject to the approval of the shareholders at the respective Annual General Meeting. The Board of Directors does not have the right to change how the exercise price is determined.

Restricted Shares

Restricted shares under the Restricted Share Plan 2011 approved by the Board of Directors are used, on a very selective basis, to attract and retain high potential and critical talent, vital to the future success of Nokia. The restricted shares under the Restricted Share Plan 2011 will have a three-year restriction period. The restricted shares will vest and the resulting Nokia shares be delivered in 2014 and early 2015, subject to fulfillment of the service period criteria. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these restricted shares.

Maximum Planned Grants under the Nokia Equity-Based Incentive Program 2011 in Year 2011

The maximum number of planned grants under the Nokia Equity Program 2011 (i.e. performance shares, stock options and restricted shares) in 2011 are set forth in the table below.

Maximum Number of Shares Available for Grants
under the Equity Based Compensation Program
Plan type	in 2011

Stock Options	12 million
Restricted Shares	9 million
Performance Shares at Maximum(1)	28 million

(1)	The number of Nokia shares to be delivered at threshold performance is a quarter of maximum performance, i.e., a total of 7 million Nokia shares.

As at December 31, 2010, the total dilutive effect of all Nokia’s stock options, performance shares and restricted shares outstanding, assuming full dilution, was approximately 1.5% in the aggregate. The potential maximum effect of the proposed Equity Based Compensation Program for 2011 would be approximately another 1.3%.

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

The Board has the responsibility for appointing and discharging the Chief Executive Officer, the Chief Financial Officer and the other members of the Nokia Leadership Team. The Chief Executive Officer, who is separate from Chairman, also acts as President, and his rights and responsibilities include those allotted to the President under Finnish law. Subject to the requirements of Finnish law, the independent directors of the Board confirm the compensation and the employment conditions of the

Chief Executive Officer upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Nokia Leadership Team are approved by the Personnel Committee upon the recommendation of the Chief Executive Officer.

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

The Board has three committees: Audit Committee, Corporate Governance and Nomination Committee and Personnel Committee, assisting the Board in its duties pursuant to the respective Committee Charter. The Board also may, and has practice to, establish ad hoc committees for a detailed review and consideration of a particular topic to be proposed for the approval of the Board.

The Board conducts annual performance self-evaluations, which also include evaluations of the Board Committees’ work, the results of which are discussed by the Board. In line with the past year’s practice, in 2010, the self-evaluation process consisted of a questionnaire, a one-to-one discussion between the Chairman and each director and a discussion by the entire Board of the outcome of the evaluation, possible measures to be taken, as well as measures taken based on the Board’s self-evaluation of the previous year. In addition, performance of the Board Chairman was evaluated in a process led by the Vice Chairman.

Pursuant to the Articles of Association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected for a one-year term at each Annual General Meeting, i.e., as from the close of that Annual General Meeting until the close of the following Annual General Meeting, which convenes each year by June 30. The Annual General Meeting held on May 6, 2010 elected the following 10 members to the Board of Directors: Lalita D. Gupte, Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Isabel Marey-Semper, Risto Siilasmaa and Keijo Suila. Olli-Pekka Kallasvuo resigned from the Board of Directors as from September 10, 2010.

Nokia Board’s leadership structure consists of a Chairman and Vice Chairman, annually elected by the Board and confirmed by the independent directors of the Board from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. On May 6, 2010, the independent directors of the Board elected Jorma Ollila to continue as Chairman and Dame Marjorie Scardino to continue as Vice Chairman of the Board. The Chairman has certain specific duties as defined by Finnish standards and the Nokia Corporate Governance Guidelines. The Vice Chairman of the Board shall assume the duties of the Chairman in case the Chairman is prevented from performing his duties. The Board has determined that Nokia Board Chairman, Jorma Ollila, and the Vice Chairman, Dame Marjorie Scardino, are independent as defined by Finnish standards and relevant stock exchange rules.

Nokia does not have a policy concerning the combination or separation of the roles of Chairman and Chief Executive Officer, but the Board leadership structure is dependent on the company needs, shareholder value and other relevant factors applicable from time to time, and respecting the highest corporate governance standards. In 2010, the roles were separate and Jorma Ollila was the Chairman of the Board and the Chief Executive Officer was Olli-Pekka Kallasvuo until September 20, 2010 and Stephen Elop as from September 21, 2010. Olli-Pekka Kallasvuo, was a member of the Board until September 10, 2010. The Corporate Governance and Nomination Committee will propose to the Annual General Meeting on May 3, 2011 that the Chief Executive Officer, Stephen Elop, be elected as a Nokia Board member. The Corporate Governance and Nomination Committee will also propose that Jorma Ollila be re-elected as Chairman of the Board after the Annual General Meeting on May 3, 2011.

The current members of the Board are all non-executive, and the Board has determined that all of them are independent as defined by Finnish standards. Also, the Board has determined that eight of the Board’s nine non-executive members are independent directors as defined by the rules of the New York Stock Exchange. Dr. Bengt Holmström was determined not to be independent under the rules of the New York Stock Exchange due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenue from Nokia accounts for an amount that exceeds the limit provided in the New York Stock Exchange rules, but that is less than 5%.

The Board has determined that all of the members of the Audit Committee, including its Chairman, Risto Siilasmaa, are “audit committee financial experts” as defined in Item 16A of this Form 20-F.

The Board held 13 meetings during 2010, majority of which were regularly scheduled meetings held in person, complemented by meetings through conference call and other means. In addition, in 2010, the non-executive directors held a meeting without management in connection with each regularly scheduled Board meeting, as well as a number of additional meetings without management. Also, the independent directors held one meeting separately in 2010.

Directors’ attendance at the Board meetings, including Committee meetings and, any of the meeting format mentioned above, but excluding meetings among non-executive directors or independent directors only, was as follows in 2010:

	Board meetings		Committee meetings

Georg Ehrnrooth (until May 6, 2010)	100%		100%
Lalita Gupte	93%		100%
Bengt Holmström	93%		N/A
Henning Kagermann	100%		100%
Olli-Pekka Kallasvuo (until Sep 10, 2010)	100	%(1)	N/A
Per Karlsson	85%		100%
Isabel Marey-Semper	85%		100%
Jorma Ollila	100%		N/A
Marjorie Scardino	100%		100%
Risto Siilasmaa	100%		100%
Keijo Suila	100%		100%

(1)	Excluding meetings which he was excused by law.

In addition, many of the directors attended as non-voting observers at meetings of a committee in which they were not a member.

According to the Nokia Board Practices, the non-executive directors meet without management in connection with each regularly scheduled meeting. Such sessions are chaired by the non-executive Chairman of the Board. If the non-executive Chairman of the Board had been absent in any of the meetings of non-executive directors, the non-executive Vice Chairman of the Board would have chaired the meeting. In addition, the independent directors meet separately at least once annually. All the directors attended Nokia’s Annual General Meeting held on May 6, 2010. The Finnish Corporate Governance Code recommends attendance by the Board Chairman and a sufficient number of directors in the general meeting of shareholders to allow the shareholders to exercise their right to present questions to the Board and management.

The independent directors of the Board confirm the election of the members and Chairmen for the Board’s committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each committee’s member qualification standards. For information about the members and the Chairmen for the Board of Directors and its committees, see 6A. “Directors and Senior Management—Board of Directors” above and “—Committees of the Board of Directors” below.

The Corporate Governance Guidelines concerning the directors’ responsibilities, the composition and selection of the Board, Board Committees and certain other matters relating to corporate governance are available on our website, www.nokia.com. Also, the Committee Charter of Audit Committee, Corporate Governance and Nomination Committee and Personnel Committee are available on our website, www.nokia.com. We also have a Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible on our website, www.nokia.com. In addition, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, see Item 16B. “Code of Ethics.”

At December 31, 2010, none of the Board members had a service contract with Nokia.

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 6, 2010, the Audit Committee consists of the following three members of the Board: Risto Siilasmaa (Chairman), Lalita D. Gupte and Isabel Marey-Semper.

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

Under Finnish law, our external auditor is elected by our shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Audit Committee makes a proposal to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. Also under Finnish law, the fees of the external auditor are approved by our shareholders by a simple majority vote at the Annual General Meeting. The Committee makes a proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the shareholders at the Annual General Meeting. For information about the fees paid to our external auditor, PricewaterhouseCoopers, during 2010 see Item 16C. “Principal Accountant Fees and Services—Auditor Fees and Services.”

In discharging its oversight role, the Committee has full access to all company books, records, facilities and personnel. The Committee may retain counsel, auditors or other advisors in its sole discretion, and must receive appropriate funding, as determined by the Committee, from the company for the payment of compensation to such outside advisors.

The Audit Committee meets at least four times a year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, head of the internal audit function, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has at all times a direct access to the Audit Committee, without involvement of management.

The Audit Committee had seven meetings in 2010. The attendance at all meetings was 100%. In addition, any directors who wish to may attend Audit Committee meetings as non-voting observers.

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 6, 2010, the Personnel Committee consists of the following four members of the Board: Per Karlsson (Chairman), Prof. Dr. Henning Kagermann, Dame Marjorie Scardino and Keijo Suila.

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

The Personnel Committee had four meetings in 2010. The attendance at all meetings was 100%. In addition, any directors who wish to may attend Personnel Committee meetings as non-voting observers.

For further information on the activities of the Personnel Committee, see Item 6B. “Compensation—Executive Compensation.”

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 6, 2010, the Corporate Governance and Nomination Committee consists of the following three members of the Board: Dame Marjorie Scardino (Chairman), Per Karlsson and Risto Siilasmaa.

The Corporate Governance and Nomination Committee’s purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (i) actively identifying individuals qualified to become members of the Board and considering and evaluating the appropriate level and structure of director remuneration, (ii) proposing to the shareholders the director nominees for election at the Annual General Meetings as well as the director remuneration, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) assisting the Board and each Committee of the Board in its annual performance self-evaluations, including establishing criteria to be used in connection with such evaluations, (v) developing and recommending to the Board and administering our Corporate Governance Guidelines, and (vi) reviewing the company’s disclosure in the Corporate Governance Statement.

The Committee has the power to retain search firms or advisors to identify candidates. The Committee may also retain counsel or other advisors, as it deems appropriate. The Committee has sole authority to retain or terminate such search firms or advisors and to review and approve such search firm or advisor’s fees and other retention terms. It is the Committee’s practice to retain a search firm to identify director candidates each time a new director candidate is searched for.

The Corporate Governance and Nomination Committee had four meetings in 2010. The attendance at all meetings was 100%. In addition, any directors who wish to may attend Corporate Governance and Nomination Committee meetings as non-voting observers.

6D. Employees

At December 31, 2010, Nokia employed 132 427 people, compared with 123 553 people at December 31, 2009, and 125 829 at December 31, 2008. The average number of personnel for 2010, 2009 and 2008 was 129 355, 123 171 and 121 723, respectively, divided according to their activity and geographical location as follows:

	2010	2009	2008

Devices & Services	58 642	56 462	57 443
NAVTEQ(1)	5 020	4 282	3 969
Nokia Siemens Networks	65 379	62 129	59 965
Corporate Common Functions	314	298	346

Nokia Group	129 355	123 171	121 723

Finland	20 956	22 823	23 478
Other European countries	35 175	37 045	37 714
Middle-East & Africa	4 628	4 177	5 032
China	18 923	15 026	14 099
Asia-Pacific	26 976	22 748	20 359
North America	8 128	8 236	8 427
Latin America	14 569	13 116	12 614

Nokia Group	129 355	123 171	121 723

(1)	Nokia completed the acquisition of NAVTEQ Corporation on July 10, 2008. Accordingly, the average number of NAVTEQ personnel in 2008 is for the period from July 10, 2008 to December 31, 2008.

Management believes that we have a good relationship with our employees and with the labor unions.

6E. Share Ownership

General

The following section describes the ownership or potential ownership interest in the company of the members of our Board of Directors and the Group Executive Board as at December 31, 2010, either through share ownership or through holding of equity-based incentives, which may lead to share ownership in the future.

With respect to the Board of Directors, approximately 40% of director compensation is paid in the form of Nokia shares that is purchased from the market. It is also Nokia’s policy that the Board members retain all Nokia shares received as director compensation until the end of their board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, it is Nokia’s policy that non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive stock options, performance shares, restricted shares or any other equity based or otherwise variable compensation for their duties as Board members.

For a description of our remuneration for our Board of Directors, see Item 6B “Compensation—Board of Directors and Remuneration of the Board of Directors in 2010.”

The Nokia Leadership Team members receive equity based compensation in the form of performance shares, stock options and restricted shares. For a description of our equity-based compensation programs for employees and executives, see Item 6B. “Compensation—Equity-Based Compensation Programs.”

The following report discusses executive compensation in 2010 when the Nokia Leadership Team was called the Group Executive Board, and thus all references are made to the Group Executive Board.

Share Ownership of the Board of Directors

At December 31, 2010, the members of our Board of Directors held the aggregate of 989 111 shares and ADSs in Nokia, which represented 0.03% of our outstanding shares and total voting rights excluding shares held by Nokia Group at that date.

The following table sets forth the number of shares and ADSs held by the members of the Board of Directors as at December 31, 2010.

Name(1)	Shares(2)	ADSs(2)

Jorma Ollila(3)	761 680	—
Marjorie Scardino	—	33 208
Lalita D. Gupte	—	17 910
Bengt Holmström	33 235	—
Henning Kagermann	16 629	—
Per Karlsson(4)	39 367	—
Isabel Marey-Semper	11 861	—
Risto Siilasmaa	55 589	—
Keijo Suila	19 632	—

(1)	Georg Ehrnrooth did not stand for re-election in the Annual General Meeting held on May 6, 2010 and he held 327 531 shares at that time, including both shares held personally and shares held through a company. Olli-Pekka Kallasvuo left the Board of Directors on September 10, 2010 and he held 389 672 shares at that time.

(2)	The number of shares or ADSs includes not only shares or ADSs received as director compensation, but also shares or ADSs acquired by any other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.

(3)	For Jorma Ollila, this table includes his share ownership only. Mr. Ollila was entitled to retain all vested and unvested stock options, performance shares and restricted shares granted to him in respect of his service as the CEO of Nokia prior to June 1, 2006 as approved by the Board of Directors. Therefore, in addition to the above-presented share ownership, Mr. Ollila held, as at December 31, 2010, a total of 400 000 stock options. The information relating to stock options held by Mr. Ollila as at December 31, 2010 is presented in the table below.

					Total Intrinsic Value of
		Exercise			Stock Options,
		Price per			December 30, 2010
Stock Option		Share	Number of Stock Options		(EUR)
Category	Expiration Date	(EUR)	Exercisable	Unexercisable	Exercisable	Unexercisable

2005 2Q	December 31, 2010	12.79	0	0	0	0
2006 2Q	December 31, 2011	18.02	400 000	0	0	0

The number of stock options in the above table equals the number of underlying shares represented by the option entitlement. The intrinsic value of the stock options in the above table is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at December 30, 2010 of EUR 7.74.

(4)	Per Karlsson’s holdings include both shares held personally and shares held through a company.

Share Ownership of the Group Executive Board

The following table sets forth the share ownership, as well as potential ownership interest through the holding of equity-based incentives, of the members of the Group Executive Board as at December 31, 2010.

			Shares	Shares
			Receivable	Receivable	Shares
		Shares	Through	Through	Receivable
		Receivable	Performance	Performance	Through
		Through Stock	Shares at	Shares at	Restricted
	Shares	Options	Threshold(4)	Maximum(5)	Shares

Number of equity instruments held by Group Executive Board(1)	524 202	1 943 975	443 500	1 774 000	1 174 000
% of the outstanding shares(2)	0.014	0.052	0.012	0.048	0.032
% of the total outstanding equity incentives (per instrument)(3)		8.94	7.75	7.75	9.50

(1)	Includes nine Group Executive Board members at year end. Figures do not include those former Group Executive Board members who left during 2010.

(2)	The percentage is calculated in relation to the outstanding number of shares and total voting rights of the company, excluding shares held by Nokia Group.

(3)	The percentage is calculated in relation to the total outstanding equity incentives per instrument, i.e., stock options, performance shares and restricted shares, as applicable, under the global equity plans.

(4)	No Nokia shares were delivered under Nokia Performance Share Plan 2008 which vested in 2010 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at threshold equals zero for the Performance Share Plan 2008.

(5)	No Nokia shares were delivered under Nokia Performance Share Plan 2008 which vested in 2010 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at maximum equals zero for Nokia Performance Share Plan 2008. At maximum performance under the Performance Share Plan 2009 and 2010, the number of shares deliverable equals four times the number of performance shares at threshold.

The following table sets forth the number of shares and ADSs in Nokia held by members of the Group Executive Board as of December 31, 2010.

Name	Shares(1)	ADSs(1)

Stephen Elop	—	—
Esko Aho	—	—
Timo Ihamuotila	56 213	—
Mary T. McDowell	169 219	5 000
Tero Ojanperä	66 872	—
Niklas Savander	83 465	—
Alberto Torres	42 832	—
Juha Äkräs	15 976	—
Kai Öistämö	84 625	—

(1)	Stock options or other equity awards that are deemed as being beneficially owned under applicable SEC rules are not included.

Hallstein Moerk left the Group Executive Board as of March 31, 2010 and held 59 526 shares at that time. Richard Simonson left the Group Executive Board as of June 30, 2010 and held 73 083 shares and 30 557 ADSs at that time. Olli-Pekka Kallasvuo left the Group Executive Board as of September 20, 2010 and held 389 672 shares at that time. Anssi Vanjoki left the Group Executive Board as of October 12, 2010 and held 125 514 shares at that time.

Stock Option Ownership of the Group Executive Board

The following table provides certain information relating to stock options held by members of the Group Executive Board as of December 31, 2010. These stock options were issued pursuant to Nokia Stock Option Plans 2005 and 2007. For a description of our stock option plans, please see Note 24 to our consolidated financial statements in Item 18 of this annual report.

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2010
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
Name	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Stephen Elop	2010 4Q	December 31, 2015	7.59	0	500 000	0	75 000
Esko Aho	2009 2Q	December 31, 2014	11.18	10 937	24 063	0	0
	2010 2Q	December 31, 2015	8.86	0	30 000	0	0
Timo Ihamuotila	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	9 900	0	0	0
	2007 2Q	December 31, 2012	18.39	26 000	6 000	0	0
	2008 2Q	December 31, 2013	19.16	11 250	8 750	0	0
	2009 2Q	December 31, 2014	11.18	10 937	24 063	0	0
	2009 4Q	December 31, 2014	8.76	0	20 000	0	0
	2010 2Q	December 31, 2015	8.86	0	70 000	0	0
Mary T. McDowell	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	100 000	0	0	0
	2007 2Q	December 31, 2012	18.39	44 683	10 317	0	0
	2008 2Q	December 31, 2013	19.16	15 750	12 250	0	0
	2009 2Q	December 31, 2014	11.18	17 187	37 813	0	0
	2010 2Q	December 31, 2015	8.86	0	60 000	0	0
Tero Ojanperä	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	60 000	0	0	0
	2007 2Q	December 31, 2012	18.39	26 000	6 000	0	0
	2008 2Q	December 31, 2013	19.16	11 250	8 750	0	0
	2009 2Q	December 31, 2014	11.18	10 937	24 063	0	0
	2010 2Q	December 31, 2015	8.86	0	40 000	0	0
Niklas Savander	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	45 000	0	0	0
	2007 2Q	December 31, 2012	18.39	26 000	6 000	0	0
	2008 2Q	December 31, 2013	19.16	15 750	12 250	0	0
	2009 2Q	December 31, 2014	11.18	17 187	37 813	0	0
	2010 2Q	December 31, 2015	8.86	0	60 000	0	0
Alberto Torres(4)	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	7 200	0	0	0
	2007 2Q	December 31, 2012	18.39	14 625	3 375	0	0
	2008 2Q	December 31, 2013	19.16	5 625	4 375	0	0
	2009 2Q	December 31, 2014	11.18	6 250	13 750	0	0
	2010 2Q	December 31, 2015	8.86	0	40 000	0	0
Juha Äkräs	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	6 875	0	0	0
	2007 2Q	December 31, 2012	18.39	8 125	1 875	0	0
	2008 2Q	December 31, 2013	19.16	3 375	2 625	0	0
	2009 2Q	December 31, 2014	11.18	3 750	8 250	0	0
	2010 2Q	December 31, 2015	8.86	0	40 000	0	0
Kai Öistämö	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2005 4Q	December 31, 2010	14.48	0	0	0	0
	2006 2Q	December 31, 2011	18.02	100 000	0	0	0
	2007 2Q	December 31, 2012	18.39	44 683	10 317	0	0
	2008 2Q	December 31, 2013	19.16	18 000	14 000	0	0

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
			per			December 31, 2010
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(2)
Name	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

	2009 2Q	December 31, 2014	11.18	18 750	41 250	0	0
	2010 2Q	December 31, 2015	8.86	0	70 000	0	0
Stock options held by the members of the Group Executive Board as at December 31, 2010.
Total(5)				696 026	1 247 949	0	75 000
All outstanding stock option plans (global plans), Total				11 712 432	10 031 167	0	147 096

(1)	Number of stock options equals the number of underlying shares represented by the option entitlement. Stock options vest over four years: 25% after one year and 6.25% each quarter thereafter.

(2)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at December 30, 2010 of EUR 7.74.

(3)	For gains realized upon exercise of stock options for the members of the Group Executive Board, see the table in “— Stock Option Exercises and Settlement of Shares” below.

(4)	Mr. Torres’s termination date under the employment agreement is March 31, 2011. His equity will forfeit following termination of employment in accordance with the plan rules.

(5)	During 2010, the following executives stepped down from the Group Executive Board: Olli-Pekka Kallasvuo, Richard Simonson, Anssi Vanjoki and Hallstein Moerk. The information related to stock options held for each former executive is as of the date of resignation from the Group Executive Board and is presented in the table below.

			Exercise			Total Intrinsic Value of
			Price			Stock Options,
	Stock Option	Expiration	Share	Number of Stock Options(1)		(EUR)(9)
Name	Category	Date	(EUR)	Exercisable	Unexercisable	Exercisable(3)	Unexercisable

Olli-Pekka Kallasvuo(6) as per September 20, 2010	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2005 4Q	December 31, 2010	14.48	0	0	0	0
	2006 2Q	December 31, 2011	18.02	300 000	0	0	0
	2007 2Q	December 31, 2012	18.39	120 000	40 000	0	0
	2008 2Q	December 31, 2013	19.16	57 498	57 502	0	0
	2009 2Q	December 31, 2014	11.18	58 750	176 250	0	0
	2010 2Q	December 31, 2015	8.86	0	270 000	0	0
Richard Simonson(6) as per June 30, 2010	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	93 750	6 250	0	0
	2007 2Q	December 31, 2012	18.39	37 809	17 191	0	0
	2008 2Q	December 31, 2013	19.16	14 000	18 000	0	0
	2009 2Q	December 31, 2014	11.18	0	60 000	0	0
	2010 2Q	December 31, 2015	8.86	0	70 000	0	0
Anssi Vanjoki(7)as per October 12, 2010	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	68 750	0	0	0
	2007 2Q	December 31, 2012	18.39	44 683	10 317	0	0
	2008 2Q	December 31, 2013	19.16	18 000	14 000	0	0
	2009 2Q	December 31, 2014	11.18	18 750	41 250	0	0
	2010 2Q	December 31, 2015	8.86	0	70 000	0	0
Hallstein Moerk(8) as per March 31, 2010	2005 2Q	December 31, 2010	12.79	0	0	0	0
	2006 2Q	December 31, 2011	18.02	52 500	7 500	0	0
	2007 2Q	December 31, 2012	18.39	20 000	12 000	0	0
	2008 2Q	December 31, 2013	19.16	7 500	12 500	0	0
	2009 2Q	December 31, 2014	11.18	0	35 000	0	12 250

(6)	Mr. Kallasvuo’s and Mr. Simonson’s stock option grants were forfeited following termination of employment in accordance with the plan rules.

(7)	Mr. Vanjoki’s termination date under the employment agreement is March 11, 2011. His equity will forfeit following termination of employment in accordance with the plan rules.

(8)	Mr. Moerk retained his vested and unvested stock option grants upon retirement, in accordance with the plan provisions.

(9)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at March 31, 2010 of EUR 11.53 in respect of Mr. Moerk, as at June 30, 2010 of EUR 6.71 in respect of

Mr. Simonson, as at September 20, 2010 of EUR 7.87 in respect of Mr. Kallasvuo and as at October 12, 2010 of EUR 7.86 in respect of Mr. Vanjoki.

Performance Shares and Restricted Shares

The following table provides certain information relating to performance shares and restricted shares held by members of the Group Executive Board as at December 31, 2010. These entitlements were granted pursuant to our Performance Share Plans 2008, 2009 and 2010 and Restricted Share Plans 2007, 2008, 2009 and 2010. For a description of our performance share and restricted share plans, please see Note 24 to the consolidated financial statements in Item 18 of this annual report.

	Performance Shares				Restricted Shares
		Number of	Number of
		Performance	Performance	Intrinsic Value		Number of	Intrinsic Value
		Shares at	Shares at	December 31,	Plan	Restricted	December 31,
Name	Plan Name(1)	Threshold(2)	Maximum(3)	2010(4) (EUR)	Name(5)	Shares	2010(6) (EUR)

Stephen Elop	2010	75 000	300 000	1 161 000	2010	100 000	774 000
Esko Aho	2008	—	—	—	2008	7 000	54 180
	2009	17 500	70 000	102 224	2009	25 000	193 500
	2010	15 000	60 000	232 200	2010	58 000	448 920
Timo Ihamuotila	2008	0	0	0	2008	14 000	108 360
	2009	27 500	110 000	160 638	2009	35 000	270 900
	2010	35 000	140 000	541 800	2010	120 000	928 800
Mary T. McDowell	2008	0	0	0	2008	20 000	154 800
	2009	27 500	110 000	160 638	2009	38 000	294 120
	2010	30 000	120 000	464 400	2010	115 000	890 100
Tero Ojanperä	2008	0	0	0	2008	14 000	108 360
	2009	17 500	70 000	102 224	2009	25 000	193 500
	2010	20 000	80 000	309 600	2010	85 000	657 900
Niklas Savander	2008	0	0	0	2008	20 000	154 800
	2009	27 500	110 000	160 638	2009	38 000	294 120
	2010	30 000	120 000	464 400	2010	115 000	890 100
Alberto Torres(7)	2008	0	0	0	2007	13 000	100 620
	2009	10 000	40 000	58 414	2008	10 000	77 400
	2010	20 000	80 000	309 600	2009	25 000	193 500
					2010	30 000	232 200
Juha Äkräs	2008	0	0	0	2007	4 000	30 960
	2009	6 000	24 000	35 048	2008	8 000	61 920
	2010	20 000	80 000	309 600	2009	15 000	116 100
					2010	85 000	657 900
Kai Öistämö	2008	0	0	0	2008	22 000	170 280
	2009	30 000	120 000	175 241	2009	50 000	387 000
	2010	35 000	140 000	541 800	2010	100 000	774 000
Performance shares and restricted shares held by the Group Executive Board, Total(8)		443 500	1 774 000	5 289 465		1 191 000	9 218 340
All outstanding performance shares and restricted shares (global plans), Total		5 720 123(13)	22 880 492(14)	64 755 163		12 359 896	95 665 595

(1)	The performance period for the 2008 plan is 2008-2010, for the 2009 plan 2009-2011 and for the 2010 plan 2010-2012, respectively.

(2)	The threshold number will vest as Nokia shares should the pre-determined threshold performance levels be met of both performance criteria. No Nokia shares were delivered under the Performance Share Plan 2008 which would have vested in 2010 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at threshold equals zero for the Performance Share Plan 2008.

(3)	The maximum number will vest as Nokia shares should the pre-determined maximum performance levels be met of both performance criteria. The maximum number of performance shares equals four times the number at threshold. No Nokia shares were delivered under the

Performance Share Plan 2008 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the shares deliverable at maximum equals zero for the Performance Share Plan 2008.

(4)	For Performance Share Plans 2009 and 2010 the value of performance shares is presented on the basis of Nokia’s estimation of the number of shares expected to vest. The intrinsic value for the Performance Share Plans 2009 and 2010 is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 30, 2010 of EUR 7.74. For the Performance Share Plan 2008 no Nokia shares were delivered as Nokia’s performance did not reach the threshold level of either performance criteria.

(5)	Under the Restricted Share Plans 2007, 2008, 2009 and 2010, awards have been granted quarterly. For the major part of the awards made under these plans, the restriction period will end for the 2007 plan, on January 1, 2011; for the 2008 plan, on January 1, 2012; for the 2009 plan, on January 1, 2013; and for the 2010 plan, on January 1, 2014.

(6)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 30, 2010 of EUR 7.74.

(7)	Mr. Torres’s termination date under the employment agreement is March 31, 2011. His equity will forfeit following termination of employment in accordance with the plan rules.

(8)	During 2010, the following executives stepped down from the Group Executive Board: Olli-Pekka Kallasvuo, Richard Simonson, Hallstein Moerk and Anssi Vanjoki. The information related to performance shares and restricted shares held by each of the former executives is as of the date of resignation from the Group Executive Board and is presented in the table below.

	Performance Shares				Restricted Shares
		Number of	Number of
		Performance	Performance	Intrinsic		Number of	Intrinsic
	Plan	Shares at	Shares at	Value	Plan	Restricted	Value
Name	Name(1)	Threshold(13)	Maximum(14)	(EUR)(12)	Name(5)	Shares	(EUR)(12)

Olli-Pekka Kallasvuo(9) as per September 20, 2010	2008	0	0	0	2007	100 000	787 000
	2009	117 500	470 000	697 890	2008	75 000	590 250
	2010	135 000	540 000	2 124 900	2009	150 000	1 180 500
					2010	170 000	1 337 900
Richard Simonson(9) as per June 30, 2010	2008	0	0	0	2007	35 000	234 850
	2009	30 000	120 000	151 921	2008	22 000	147 620
	2010	35 000	140 000	469 700	2009	107 000	717 970
					2010	111 000	744 810
Anssi Vanjoki(10) as per October 12, 2010	2008	0	0	0	2007	35 000	275 100
	2009	30 000	120 000	177 958	2008	22 000	172 920
	2010	35 000	140 000	550 200	2009	40 000	314 400
					2010	45 000	353 700
Hallstein Moerk(11) as per March 31, 2010	2008	0	0	0	2007	25 000	288 250
	2009	17 500	70 000	152 280	2008	14 000	161 420
					2009	25 000	288 250

(9)	Mr. Kallasvuo’s and Mr. Simonson’s performance and restricted share grants were forfeited following termination of employment in accordance with the plan rules.

(10)	Mr. Vanjoki’s termination date under the employment agreement is March 11, 2011. His equity will forfeit following termination of employment in accordance with the plan rules.

(11)	Mr. Moerk retained his performance and restricted share grants upon retirement, in accordance with the equity plan provisions.

(12)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at March 31, 2010 of EUR 11.53 in respect of Mr. Moerk, as at June 30, 2010 of EUR 6.71 in respect of Mr. Simonson, as at September 20, 2010 of EUR 7.87 in respect of Mr. Kallasvuo and as at October 12, 2010 of EUR 7.86 in respect of Mr. Vanjoki.

(13)	The threshold number will vest as Nokia shares should the pre-determined threshold performance levels to be met for both performance criteria. No Nokia shares were delivered under the Performance Share Plan 2008 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the aggregate number does not include any shares for Performance Share Plan 2008.

(14)	The maximum number will vest as Nokia shares should the pre-determined maximum performance levels be met. The maximum number of performance shares equals four times the number at threshold. No Nokia shares were delivered under the Performance Share Plan 2008 as Nokia’s performance did not reach the threshold level of either performance criteria. Therefore the aggregate number does not include any shares for Performance Share Plan 2008.

Stock Option Exercises and Settlement of Shares

The following table provides certain information relating to stock option exercises and share deliveries upon settlement during the year 2010 for our Group Executive Board members.

	Stock Options
	Awards(1)		Performance Shares Awards(2)		Restricted Shares Awards(3)
	Number of	Value	Number of	Value	Number of	Value
	Shares	Realized on	Shares	Realized	Shares	Realized on
	Acquired on	Exercise	Delivered on	on	Delivered on	Vesting
Name(4)	Exercise	(EUR)	Vesting	Vesting (EUR)	Vesting	(EUR)

Stephen Elop	0	0.00	0	0.00	0	0
Esko Aho	0	0.00	0	0.00	0	0
Timo Ihamuotila	0	0.00	0	0.00	25 000	196 500
Mary T. McDowell	0	0.00	0	0.00	35 000	275 100
Tero Ojanperä	0	0.00	0	0.00	25 000	196 500
Niklas Savander	0	0.00	0	0.00	25 000	196 500
Alberto Torres	0	0.00	0	0.00	0	0
Juha Äkräs	0	0.00	0	0.00	0	0
Kai Öistämö	0	0.00	0	0.00	35 000	275 100

(1)	Value realized on exercise is based on the difference between the Nokia share price and exercise price of options.

(2)	No Nokia shares were delivered under the Performance Share Plan 2007 during 2010 as Nokia’s performance did not reach the threshold level of either performance criteria.

(3)	Delivery of Nokia shares vested from the Restricted Share Plan 2007. Value is based on the closing market price of the Nokia share on NASDAQ OMX Helsinki on October 27, 2010 of EUR 7.86.

(4)	During 2010, the following executives stepped down from the Group Executive Board: Olli-Pekka Kallasvuo, Richard Simonson, Hallstein Moerk and Anssi Vanjoki. The information regarding stock option exercises and settlement of shares regarding each of the former executives is as of the date of resignation from the Group Executive Board and is represented in the table below.

		Stock Options
		Awards(1)		Performance Shares Awards(2)		Restricted Shares Awards(3)
		Number of	Value	Number of	Value	Number of	Value
		Shares	Realized on	Shares	Realized	Shares	Realized on
		Acquired on	Exercise	Delivered on	on	Delivered on	Vesting
Name	Year	Exercise	(EUR)	Vesting	Vesting (EUR)	Vesting	(EUR)

Olli-Pekka Kallasvuo as per September 20, 2010	2010	0	0.00	0	0.00	0	0.00
Richard Simonson as per June 30, 2010	2010	0	0.00	0	0.00	0	0.00
Anssi Vanjoki as per October 12, 2010	2010	0	0.00	0	0.00	35 000	275 100
Hallstein Moerk as per March 31, 2010	2010	0	0.00	0	0.00	0	0.00

Stock Ownership Guidelines for Executive Management

One of the goals of our long-term equity-based incentive program is to focus executives on promoting the long-term value sustainability of the company and on building value for shareholders on a long-term basis. In addition to granting stock options, performance shares and restricted shares, we also encourage stock ownership by our top executives and have stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the President and CEO, the recommended minimum investment in Nokia shares corresponds to three times his annual base salary and for members of the Nokia Leadership Team two times the member’s annual base salary, respectively. To meet this requirement, all members of the Nokia Leadership Team are expected to retain 50% of any after-tax gains from equity programs in shares until the minimum investment level is met. The Personnel Committee regularly monitors the compliance by the executives with the stock ownership guidelines.

Insider Trading in Securities

The Board of Directors has established a policy in respect of insiders’ trading in Nokia securities. The members of the Board and the Nokia Leadership Team are considered as primary insiders. Under the policy, the holdings of Nokia securities by the primary insiders are public information, which is available from Euroclear Finland Ltd. and available on our website. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including, among other things, prohibitions on trading in Nokia securities during the three-week “closed-window” period immediately preceding the release of our quarterly results including the day of the release and the four-week “closed-window” period immediately preceding the release of our annual results including the day of the release. In addition, Nokia may set trading restrictions based on participation in projects. We update our insider trading policy from time to time and closely monitor compliance with the policy. Nokia’s insider policy is in line with the NASDAQ OMX Helsinki Guidelines for Insiders and also sets requirements beyond those guidelines.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

At December 31, 2010 a total of 536 225 792 ADSs (equivalent to the same number of shares or approximately 14.32% of the total outstanding shares) were outstanding and held of record by 14 419 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above number of holders is not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., the number of beneficial owners of ADSs as at December 31, 2010 was 500 266.

At December 31, 2010, there were 191 790 holders of record of our ordinary shares. Of these holders, around 540 had a registered address in the United States and held a total of 1 777 738 of our shares, approximately 0.05% of the total outstanding shares. In addition, certain accounts of record with a registered address other than in the United States hold our shares, in whole or in part, beneficially for United States persons.

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

8A7. Litigation

Intellectual Property Rights Litigation

InterDigital

In 1999, we entered into a license agreement with InterDigital Technology Corporation and InterDigital Communications Corporation (together “IDT”). The license provided for a fixed royalty payment through 2001 and most favored licensee treatment from 2002 through 2006. In April 2006, Nokia and IDT resolved their contract dispute over the patent license terms related to 2G products, with Nokia obtaining a fully paid-up, perpetual, irrevocable, worldwide license to all of IDT’s current and future patents, for purposes of making or selling 2G products. The IDT settlement terms did not address any prospective 3G license terms; however, our sale of 3G products was fully released through the date of the settlement agreements.

Nokia Corporation and Nokia Inc. (referred collectively as “Nokia”) and IDT currently have pending legal disputes in the United States regarding IDT’s alleged 3G patents. Among them, in August 2007, IDT filed a complaint against Nokia with the US International Trade Commission (“ITC”) alleging infringement of two declared essential WCDMA patents, amending the complaint later to add two additional patents. The consolidated action includes four patents, which were also asserted against Nokia in a parallel case in the United States District Court for the District of Delaware. The Delaware case is stayed pending the ITC action. Through its ITC action, IDT is seeking to exclude certain of our WCDMA handsets from importation and sale in the United States.

A hearing on the merits of IDT’s ITC case was conducted in May 2009. On August 14, 2009, the Administrative Law Judge (“ALJ”) issued an opinion finding the patents valid, but not infringed by Nokia’s accused products. On review of the ALJ’s opinion, the ITC affirmed the finding of non-infringement and took no position on whether or not the patents were valid. IDT appealed the Commission’s decision to the Court of Appeals for the Federal Circuit, and briefing for the appeal was completed on August 30, 2010. Oral argument before the Federal Circuit was held on January 13, 2011 and we expect a ruling later this year.

We believe that the allegations described above are without merit, and we will continue to defend ourselves against these actions vigorously.

IPCom

In December 2006, we filed an action in Mannheim, Germany for a declaration that Robert Bosch GmbH was obliged to grant Nokia a license on fair, reasonable and non-discriminatory (“FRAND”) terms. Bosch’s patent portfolio was sold to IPCom GmbH & Co KG, and IPCom was joined to the action. Bosch supported by IPCom counterclaimed against us demanding payment of royalties. In April 2009, the Mannheim Court dismissed all claims. Both IPCom and Nokia have appealed. The appeal was heard on February 9, 2011 and we expect a ruling later this year.

From December 2007 onwards, IPCom has filed action against Nokia and members of the Nokia Leadership Team in Mannheim and Düsseldorf, Germany claiming infringement of 17 patents and two utility models. Fifteen of these have reached trial. Nokia has responded by filing nullity actions in the German Patents Court and Patent Office and oppositions before the European Patent Office (“EPO”) in relation to these patents, utility models, and other patents included in IPCom’s proud list of patents. To date, all patents and utility models of IPCom that have reached trial have been found to be invalid and/or not infringed, except for one patent, which has been found to be infringed by certain Nokia products. However, in Germany there are separate court proceedings for infringement and validity of patents and the decision on the validity of the one patent has not been reached yet. Nokia’s opposition to the patent is pending with the EPO as well. We will pursue all of our appeal rights. IPCom has also appealed 22 of the adverse trial court decisions it has received to date, 17 of which are still pending.

Since September 2008, Nokia has commenced revocation proceedings in England against 30 of IPCom’s UK patents. IPCom has responded by bringing infringement actions in relation to some of the patents in issue. On January 18, 2010, the two IPCom patents that were subject to the first trial were found invalid. IPCom appealed this ruling. The Court of Appeal has dismissed the appeal in relation to both. IPCom has conceded that 22 other patents should be revoked. Six cases remain ongoing.

We believe that the allegations of IPCom described above are without merit, and we will continue to defend ourselves against these actions vigorously.

Apple

On October 22, 2009, after an impasse was reached on license negotiations that had commenced in 2007, Nokia filed suit against Apple in the US Federal District Court for the District of Delaware alleging that Apple’s iPhones infringe ten of Nokia’s essential patents and seeking damages based on FRAND royalty rates. On February 19, 2010, Apple counterclaimed, alleging that various Nokia handsets infringe nine Apple implementation patents and seeking unspecified damages and an injunction preventing Nokia from selling the accused handsets in the United States. Apple also claimed that Nokia has breached certain contractual commitments to standards setting organizations and violated federal antitrust laws based on certain positions Nokia allegedly took during the parties’ license negotiation, Nokia’s purported delay in declaring patents essential to certain standards, and Nokia’s filing of the infringement suit. Three separate trial dates are currently scheduled: a patent trial in May 2012; a breach of contract trial in June 2012; and an antitrust trial in October 2012.

On December 29, 2009, Nokia filed a complaint with the ITC in Washington, DC alleging that various Apple products infringe seven Nokia implementation patents and seeking to ban Apple from importing iPhones and other products, including the iPod Nano, iPod Touch and MacBook, into the United States. Nokia simultaneously filed a companion district court case in the Delaware Federal District Court alleging infringement of the same seven patents. The district court case has been stayed pending disposition of Nokia’s ITC action and Apple’s ITC actions (described more fully below). Nokia’s ITC action was instituted by the ITC on January 28, 2010. A hearing was conducted from November 29 to December 9, 2010. An initial determination is scheduled for April 1, 2011 with a final determination expected on August 1, 2011.

On January 15, 2010, Apple filed its own complaint with the ITC alleging that various Nokia products infringe nine Apple implementation patents, and seeking to ban Nokia from importing infringing products into the United States. Apple’s ITC action was instituted on February 18, 2008. A hearing on four of Apple’s asserted patents was conducted from November 1 to 11, 2010. An initial determination on these four patents is scheduled for June 2011, with a final determination scheduled for October 2011. Of the other five Apple patents asserted against Nokia at the ITC, Apple withdrew three from the investigation in October 2010 and subsequently withdrew another one asserted against Nokia in February 2011. As a result, one patent remains asserted against Nokia at this time. A hearing is scheduled on the one patent beginning April 18, 2011. An initial determination is scheduled for August 5, 2011 and a final determination is scheduled for December 6, 2011.

On May 7, 2010, Nokia filed a complaint in the United States District Court for the Western District of Wisconsin alleging infringement by Apple of five Nokia patents. The complaint accuses Apple’s iPhone and iPad products and seeks both damages and injunctive relief. Apple responded on June 28, 2010, asserting counterclaims for infringement by Nokia of seven Apple patents. On September 17, 2010, Nokia amended its complaint to add two more patents. On January 5, 2011, the district court transferred the case to the United States District Court for the District of Delaware. No scheduling order has been entered yet.

On September 27, 2010, Apple commenced proceedings against Nokia in the High Court of the UK alleging infringement of nine Apple patents. On December 3, 2010, Nokia filed its defense seeking the invalidation of Apple’s nine patents and made a counterclaim against Apple alleging infringement of four Nokia patents. The first of seven trials is scheduled to commence on October 3, 2011.

On September 27, 2010, Apple commenced proceedings against Nokia in the Düsseldorf District Court in Germany. Apple alleges infringement of the same nine patents asserted in the UK action. On September 30, 2010, Nokia counterclaimed in Düsseldorf alleging infringement of four patents against Apple. Three patents were added to Nokia’s counterclaim on October 12, 2010. On December 15, 2010, Nokia filed nullity proceedings at the Federal Patent Court in Germany challenging the validity of the nine asserted Apple patents. On December 22, 2010, Apple filed nullity proceedings at the Federal Patent Court challenging the validity of the seven asserted Nokia patents. The first trial in the Apple proceedings is scheduled to take place on January 26, 2012. The first trial in the Nokia proceedings is scheduled to take place on February 9, 2012.

On October 25, 2010, Nokia commenced proceedings against Apple in the Mannheim District Court in Germany, alleging infringement of five patents. On December 3, 2010, Apple commenced proceedings in Mannheim against Nokia, asserting one patent and two utility models. The first trial in the Nokia proceedings is scheduled to take place on May 6, 2011. The first trial in the Apple proceedings is set for July 22, 2011.

On December, 3, 2010, Nokia commenced proceedings against Apple in the District Court of The Hague in the Netherlands alleging infringement of two patents. Trial in the proceedings is scheduled to take place on September 9, 2011.

We intend to pursue our claims in these actions to protect Nokia’s interests. However, the final outcome, including the ability to recover damages, is uncertain due to the nature and inherent risks of such legal proceedings. Further, we believe that the allegations of Apple described above are without merit, and we will continue to defend ourselves against these actions vigorously.

Product Related Litigation

Nokia and several other mobile device manufacturers, distributors and network operators were named as defendants in a series of class action suits filed in various US jurisdictions. The actions were brought on behalf of a purported class of persons in the United States as a whole consisting of all individuals that purchased mobile phones without a headset. In general, the complaints allege that handheld cellular telephone use causes and creates a risk of cell level injury and claim the defendants should have included a headset with every hand-held mobile telephone as a means of reducing any potential health risk associated with the telephone’s use. All but one of these cases has ended in a final withdrawal or dismissal. The last remaining case has been dismissed, but the period allowed for appeal of the dismissal has not yet expired.

We have also been named as a defendant along with other mobile device manufacturers and network operators in seven lawsuits by individual plaintiffs who allege that the radio emissions from mobile phones caused or contributed to each plaintiff’s brain tumor. Five cases that were filed in 2001 were originally dismissed as preempted by federal law. In a recent ruling, the Court of Appeals for the District of Columbia determined that adverse health effect claims arising from the use of cellular handsets that operate within the US Federal Communications Commission radio frequency emission guidelines are preempted by federal law. Claims that are based upon handsets that operate outside the Federal Communications Commission Guidelines, or were in use before the guidelines were established in 1996, may continue to be litigated. As a result of these rulings the five plaintiffs filed amended complaints that allege that the handsets used by them operate outside Federal Communications Commission guidelines and/or were manufactured prior to 1996. Those amended complaints are now themselves subject to a motion to dismiss. In addition to the original five cases, two new nearly identical cases were recently filed. Those cases are in the early pleading stages.

We believe that the allegations described above are without merit, and will continue to defend ourselves against these actions vigorously. Other courts that have reviewed similar matters to date have found that there is no reliable scientific basis for the plaintiffs’ claims.

Antitrust Litigation

In November 2009, Nokia Corporation filed two lawsuits, one in the United Kingdom’s High Court of Justice and the other in the United States District Court for the Northern District of California, joined by Nokia Inc., against certain manufacturers of liquid crystal displays (“LCDs”). Both suits concern the same underlying allegations, namely, that the defendants violated the relevant antitrust or competition laws (including Article 81 EC Treaty, Article 53 EEA Agreement, Section 1 of the Sherman Act and various state competition laws) by entering into a worldwide conspiracy to raise and/or stabilize the prices of LCDs, among other anticompetitive conduct, from approximately January 1996 to December 2006 (the “Cartel Period”). Defendants Sharp Corporation, LG Display Co. Ltd., Chunghwa Picture Tubes, Ltd., Hitachi Displays Ltd. and Epson Imaging Devices Corporation, as well as non-defendant Chi Mei Optoelectronics, and Hannstar Display Corporation, have pled guilty in the United States to participating in a conspiracy to fix certain LCD prices and have agreed to pay fines totaling approximately USD 900 million. Further, the United States Department of Justice has indicted AU Optronics Corporation and its American subsidiary, AU Optronics Corporation America, for participation in the conspiracy to fix the prices of TFT-LCD panels sold worldwide from Sept. 14, 2001, to Dec. 1, 2006. During the Cartel Period, Nokia purchased substantial quantities of LCDs from several defendants and other manufacturers for incorporation into its mobile handsets. The lawsuits allege that as a result of defendants’ cartel activities, Nokia suffered harm by, among other reasons, paying supra-competitive prices for LCDs. Trial in the United States action is currently scheduled for November 1, 2012.

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

Securities Litigation

On February 5, 2010, a lawsuit was initiated by a municipal retirement fund in the United States District Court for the Southern District of New York on behalf of itself, and seeking class action status on behalf of purchasers of the American Depositary Shares, or ADSs, of Nokia between January 24, 2008 and September 5, 2008, inclusive (the “Class Period”), to pursue remedies under the Securities Exchange Act of 1934 (the “Exchange Act”). An amended complaint was filed in the same lawsuit on August 23, 2010 by a different municipal retirement fund that was appointed lead plaintiff. The amended complaint names Nokia Corporation, and its former executives, Olli-Pekka Kallasvuo and Richard Simonson as well as its current executive Kai Öistämö, and claims violations of the Exchange Act. In particular, the complaint alleges that throughout the Class Period, Nokia and the individual defendants failed to disclose alleged material adverse facts about the Company’s business, including specifically that: (i) Nokia was experiencing significant software-related problems with the development of its Symbian operating system, which were delaying scheduled product launch dates; (ii) Nokia was allegedly losing market share because of intense price cuts by its competitors; and (iii) the dynamics of the emerging Chinese market for mobile phones were changing. Plaintiff claims that as a result of the above allegations, the price of Nokia ADSs dropped substantially. Plaintiff seeks to recover damages on behalf of all purchasers of Nokia ADSs during the Class Period. A motion to dismiss has been filed and is pending before the Court.

In addition, on April 19, 2010 and April 21, 2010 two individuals filed separate putative class action lawsuits against Nokia Inc. and the directors and officers of Nokia Inc., and certain other employees and representatives of the company, claiming to represent all persons who were participants in or beneficiaries of the Nokia Retirement Savings and Investment Plan (the “Plan”) who participated in the Plan between January 1, 2008 and the present and whose accounts included investments in Nokia stock. The plaintiffs allege that the defendants failed to comply with their statutory and fiduciary duties when they failed to remove Nokia stock as a plan investment option. The cases were consolidated and an amended consolidated complaint was filed on September 15, 2010. The amended complaint alleges that the named individuals knew of the matters alleged in the securities case referenced above, that the matters significantly increased the risk of Nokia stock ownership, and as a result of that knowledge, the named defendants should have removed Nokia stock as a Plan investment option. A motion to dismiss has been filed and is pending before the Court.

We believe that the allegations described above are without merit, and we will continue to defend ourselves against these actions vigorously.

Based upon the information currently available, management does not expect the resolution of any of the matters discussed in this section 8A7. “Litigation” to have a material adverse effect on our financial condition or results of operations.

We are also party to routine litigation incidental to the normal conduct of our business. Based upon the information currently available, our management does not believe that liabilities related to these proceedings are likely to be material to our financial condition or results of operations.

8A8. Dividend Policy

See Item 3A. “Selected Financial Data— Distribution of Earnings” for a discussion of our dividend policy.

8B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this annual report. See Item 5A. “Operating Results— Principal Factors and Trends Affecting our Results of Operations” for information on material trends affecting our business and results of operations.

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

	NASDAQ		New York
	OMX		Stock
	Helsinki		Exchange
	Price per share		Price per ADS
	High	Low	High	Low
	(EUR)		(USD)

2006	18.65	14.61	23.10	17.72
2007	28.60	14.63	41.10	19.08
2008	25.78	9.95	38.25	12.35
2009
First Quarter	12.25	6.67	16.38	8.47
Second Quarter	11.88	8.57	16.58	11.46
Third Quarter	11.25	8.45	16.00	12.10
Fourth Quarter	10.68	8.41	15.60	12.14
Full Year	12.25	6.67	16.58	8.47
2010
First Quarter	11.71	8.79	15.65	12.52
Second Quarter	11.82	6.61	15.89	8.00
Third Quarter	8.28	6.59	10.29	8.21
Fourth Quarter	8.42	7.01	11.62	9.08
Full Year	11.82	6.59	15.89	8.00
Most recent six months
September 2010	8.28	6.75	10.29	8.76
October 2010	8.42	7.31	11.62	9.98
November 2010	7.90	7.01	10.88	9.08
December 2010	7.97	7.17	10.39	9.49
January 2011	8.33	7.12	11.02	10.20
February 2011	8.49	6.14	11.75	8.44

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

10B. Memorandum and Articles of Association

Registration

Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112038-9. Under our current Articles of Association, Nokia’s corporate purpose is to engage in the telecommunications industry and other sectors of the electronics industry as well as the related service businesses, including the development, manufacture, marketing and sales of mobile devices, other electronic products and telecommunications systems and equipment as well as related mobile, internet and network infrastructure services and other consumer and enterprise services. Nokia may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations. Further, we may engage in securities trading and other investment activities.

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

Each of our shares confers equal rights to share in our profits, and in any surplus in the event of liquidation. For a description of dividend rights attaching to our shares, see Item 3A. “Selected Financial Data— Distribution of Earnings.” Dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia.

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

Because this summary is not exhaustive of all possible tax considerations— such as situations involving financial institutions, banks, tax-exempt entities, pension funds, US expatriates, real estate investment trusts, persons that are dealers in securities, persons who own (directly, indirectly or by attribution) 10% or more of the share capital or voting stock of Nokia, persons who acquired their ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or whose functional currency is not the US dollar, who may be subject to special rules that are not discussed herein— holders of shares or ADSs that are US Holders are advised to satisfy themselves as to the overall US federal, state and local tax consequences, as well as to the overall Finnish and other applicable non-US tax consequences, of their ownership of ADSs and the underlying shares by consulting their own tax advisors. This summary does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base in Finland.

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

Subject to conditions and limitations, Finnish withholding taxes will be treated as foreign taxes eligible for credit against a US Holder’s US federal income tax liability. Dividends received generally will constitute foreign source “passive category income” for foreign tax credit purposes. In lieu of a credit, a US Holder may elect to deduct all of its foreign taxes provided the deduction is claimed for all of the foreign taxes paid by the US Holder in a particular year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

Certain US Holders (including individuals and some trusts and estates) are eligible for reduced rates of US federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013, provided that certain holding period and other requirements are met. Dividends that Nokia pays with respect to its shares and ADSs generally will be qualified dividend income if Nokia was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). Nokia currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and is subject to change. Nokia anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US Holders. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

We believe that we should not be classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2010 and we do not expect to become a PFIC in the foreseeable future. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If we were to be classified as a PFIC, the tax on distributions on our shares or ADSs and on any gains realized upon the disposition of our shares or ADSs may be less favorable than as described herein. Dividends paid by a PFIC are not “qualified dividend income” and are not eligible for reduced rates of taxation. In addition, as a result of a change in law effective in 2010, US persons that are shareholders in a PFIC generally will be required to file an annual report disclosing the ownership of such shares and certain other information as yet to be determined. US holders should consult their own tax advisors regarding the application of the PFIC rules (including the new reporting requirements) to their ownership of our shares or ADSs.

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

US and Finnish Tax on Sale or Other Disposition

A US Holder generally will recognize taxable capital gain or loss on the sale or other disposition of ADSs in an amount equal to the difference between the US dollar value of the amount realized and the adjusted tax basis (determined in US dollars) in the ADSs. If the ADSs are held as a capital asset, this gain or loss generally will be long-term capital gain or loss if, at the time of the sale, the ADSs have been held for more than one year. Any capital gain or loss, for foreign tax credit purposes, generally will constitute US source gain or loss. In the case of a US Holder that is an individual, long-term capital gain under current law generally is subject to US federal income tax at preferential rates. However, these rates currently are scheduled to expire on January 1, 2013. The deductibility of capital losses is subject to significant limitations.

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

US Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply to a Holder; however, if the Holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification in connection therewith or if it is a recipient otherwise exempt from backup withholding (such as a corporation). Any US person required to establish its exempt status generally must furnish a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally are not subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s US federal income tax liability, and the Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

The documents referred to in this annual report can be read at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

10I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Note 35 to our consolidated financial statements included in Item 18 of this annual report for information on market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12D. American Depositary Shares

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

12D.4 Depositary Payments for 2010

For the year ended December 31, 2010, our Depositary made the following payments on our behalf in relation to our ADR program.

Category	Payment (USD)

New York Stock Exchange listing fees	500 000
Settlement infrastructure fees (including the Depositary Trust Company fees)	50 226
Proxy process expenses (including printing, postage and distribution)	904 787
ADS holder identification expenses	90 524

Total	1 545 537

In addition, for the year ended December 31, 2010, our Depositary has agreed to reimburse us USD 6 284 783 mainly for contributions towards our investor relations activities (including investor meetings and conferences and fees of investor relations service vendors) and other miscellaneous expenses related to the US listing of our ADSs.

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of Nokia’s internal control over financial reporting, as at December 31, 2010, and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited our consolidated financial statements for the year ended December 31, 2010, has issued an attestation report on the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

(c) Attestation Report of the Registered Public Accounting Firm. See the Auditors’ report on page F-1.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in Nokia’s internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting during 2010.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that all of the members of the Audit Committee, including its Chairman, Risto Siilasmaa, are “audit committee financial experts” as defined in Item 16A of Form 20-F. Mr. Siilasmaa and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. This code of ethics is posted on our website, www.nokia.com/board, under the heading “Company codes— Code of Ethics.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees and Services

PricewaterhouseCoopers Oy has served as our independent auditor for each of the fiscal years in the three-year period ended December 31, 2010. The independent auditor is elected annually by our shareholders at the Annual General Meeting for the fiscal year in question. The Audit Committee of the Board of Directors makes a proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2010 and 2009 in total with a separate presentation of those fees related to Nokia and Nokia Siemens Networks.

	2010			2009
		Nokia Siemens			Nokia Siemens
	Nokia	Networks	Total	Nokia	Networks	Total
	(EUR millions)

Audit Fees(1)	6.8	9.6	16.4	6.2	9.8	16.0
Audit-Related Fees(2)	1.3	1.2	2.5	1.2	1.6	2.8
Tax Fees(3)	4.4	1.2	5.6	3.6	2.0	5.6
All Other Fees(4)	0.1	—	0.1	0.3	—	0.3

Total	12.6	12.0	24.6	11.3	13.4	24.7

(1)	Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; SAS 70 audit of internal controls; advice on tax accounting matters; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; financial due diligence in connection with provision of funding to customers, reports in relation to covenants in loan agreements; employee benefit plan audits and reviews; and audit procedures in connection with investigations and compliance programs.

(3)	Tax fees include fees billed for (i) corporate and indirect compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; (ii) transfer pricing advice and assistance with tax clearances; (iii) customs duties reviews and advise; (iv) consultations and tax audits (assistance with technical tax queries and tax audits and appeals and advise on mergers, acquisitions and restructurings); (v) personal compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); and (vi) consultation and planning

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of Nokia shares and ADSs by Nokia Corporation and its affiliates during 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Our corporate governance practices comply with the Finnish Corporate Governance Code, approved by the boards of the Finnish Securities Market Association and NASDAQ OMX Helsinki effective as of October 1, 2010, with the exception outlined below. The Finnish Corporate Governance Code is accessible, among others, at www.cgfinland.fi.

Nokia restricted share plans depart from the recommendation 39 of the Finnish Corporate Governance Code as it does not include performance criteria and is time-based only, with a restriction period of at least three years from the grant. However, restricted shares are granted only on a very selective basis to promote long-term retention of key employees and executives deemed critical for the future success of Nokia as well as to support attraction of promising external talent in a competitive environment in which our peers, especially in the US, commonly use such shares. Nokia restricted share plans also promote share ownership of the participants of the plans and acts as a supplementary equity incentive instrument to our performance share and stock option plans.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

ITEM 19.	EXHIBITS

1		Articles of Association of Nokia Corporation.
6		See Note 28 to our consolidated financial statements included in Item 18 of this annual report for information on how earnings per share information was calculated.
8		List of significant subsidiaries.
12.1		Certification of Stephen Elop, Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Timo Ihamuotila, Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13		Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.(a)	Consent of Independent Registered Public Accounting Firm.

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

ADSL (asymmetric digital subscriber line):  A technology that enables high-speed data communication over existing twisted pair telephone lines and supports a downstream data rate of 1.5— 8 Mbps and an upstream data rate of 16 kbps— 1 Mbps.

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

Ecosystem:  An industry term to describe the increasingly large communities of mutually beneficial partnerships that participants such as hardware manufacturers, software providers, developers, publishers, entertainment providers, advertisers and ecommerce specialists form in order to bring their offerings to market. The nexus of the major ecosystems in the mobile devices and related services industry is the operating system and the development platform upon which services built.

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

Feature phone:  Mobile devices which support a wide range of functionalities and applications, such as Internet connectivity and access to our services, but whose software capabilities are generally less powerful than those of smartphones. Our feature phones are based on Series 40.

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

HSPA (High-Speed Packet Access):  A wideband code division multiple access feature that refers to both 3GPP high-speed downlink packet access and high-speed uplink packet access.

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

Maemo:  A Linux-based software platform that powers the Nokia N900 mobile computer, as well as Nokia Internet Tablets. We have merged Maemo with Intel’s Moblin software platform to create MeeGo. (See MeeGo).

MeeGo:  A Linux-based, open source software platform formed from the merger of Maemo and Intel’s Moblin software platform, for use in a wide range of computing devices, including pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems. Under Nokia’s new strategy announced in February 2011, MeeGo will place increased emphasis on longer-term market exploration of next-generation devices, platforms and user experiences.

Mobile device:  A generic term for devices that are used for mobile communications over a cellular network.

Mobile phone:  A generic term for mobile devices whose software capabilities are generally less powerful than those of smartphones. Nokia’s mobile phones are based on Series 30, a non-programmable operating system that powers our most cost-effective voice and messaging phones, and Series 40, which supports a wider range of different functionalities and applications, such as Internet connectivity.

Mobile products:  A term capturing our broader offering, including mobile phones and smartphones as well as the services that can be accessed with them.

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

Operating system (OS):  Software that controls the basic operation of a computer or a mobile device, such as managing the processor and memory. The term is also often used to refer more generally to the software within a device, including, for instance, the user interface.

Ovi:  A brand under which we have integrated many of our Internet and mobile services.

Packet:  Part of a message transmitted over a packet switched network.

Platform:  Software platform is a term used to refer to an operating system or programming environment, or a combination of the two.

Series 30:  A software platform that powers our most cost-effective voice and messaging phones.

Series 40:  A software platform that powers the majority of our mobile phone models and supports different functionalities and applications, such as Internet connectivity.

Smartphone:  A generic category of mobile devices with sophisticated software and embedded services. Smartphones can run applications such as email, web browsing, navigation, social networking and enterprise software, and can also have built-in music players, video recorders, and other multimedia features. Software capabilities are generally more powerful in smartphones than in mobile phones (See Mobile phone).

Symbian:  A software platform which supports a wide array of functionalities, and provides opportunities for the development of sophisticated applications and content by third parties. Under Nokia’s new strategy announced on February 11, 2011, we plan to transition to Windows Phone as our primary smartphone platform. During this transition we will continue to leverage our investment in Symbian for the benefit of Nokia, our customers and consumers as well as developers.

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

Windows Phone:  A software platform developed by Microsoft that Nokia plans to deploy as its principal smartphone operating system.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nokia Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/  PricewaterhouseCoopers Oy

PricewaterhouseCoopers Oy
Helsinki, Finland
March 11, 2011

Nokia Corporation and Subsidiaries

Consolidated Income Statements

		Financial Year Ended December 31
	Notes	2010	2009	2008
		EURm	EURm	EURm

Net sales		42 446	40 984	50 710
Cost of sales		(29 629)	(27 720)	(33 337)

Gross profit		12 817	13 264	17 373
Research and development expenses		(5 863)	(5 909)	(5 968)
Selling and marketing expenses		(3 877)	(3 933)	(4 380)
Administrative and general expenses		(1 115)	(1 145)	(1 284)
Impairment of goodwill	8	—	(908)	—
Other income	7	476	338	420
Other expenses	7,8	(368)	(510)	(1 195)

Operating profit	2-10,24	2 070	1 197	4 966
Share of results of associated companies	15,31	1	30	6
Financial income and expenses	8,11	(285)	(265)	(2)

Profit before tax		1 786	962	4 970
Tax	12	(443)	(702)	(1 081)

Profit		1 343	260	3 889

Profit attributable to equity holders of the parent		1 850	891	3 988
Loss attributable to non-controlling interests		(507)	(631)	(99)

		1 343	260	3 889

		2010	2009	2008
Earnings per share	28	EUR	EUR	EUR
(for profit attributable to the equity holders of the parent)
Basic		0.50	0.24	1.07
Diluted		0.50	0.24	1.05

		2010	2009	2008
Average number of shares (000’s shares)	28
Basic		3 708 816	3 705 116	3 743 622
Diluted		3 713 250	3 721 072	3 780 363

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

		Financial Year Ended December 31
	Notes	2010	2009	2008
		EURm	EURm	EURm

Profit		1 343	260	3 889
Other comprehensive income
Translation differences	22	1 302	(563)	595
Net investment hedge gains (losses)	22	(389)	114	(123)
Cash flow hedges	21	(141)	25	(40)
Available-for-sale investments	21	9	48	(15)
Other increase (decrease), net		45	(7)	28
Income tax related to components of other comprehensive income	21,22	126	(44)	58

Other comprehensive income (expense), net of tax		952	(427)	503

Total comprehensive income (expense)		2 295	(167)	4 392

Total comprehensive income (expense) attributable to
equity holders of the parent		2 776	429	4 577
non-controlling interests		(481)	(596)	(185)

		2 295	(167)	4 392

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Financial Position

		December 31
	Notes	2010	2009
		EURm	EURm

ASSETS
Non-current assets
Capitalized development costs	13	40	143
Goodwill	13	5 723	5 171
Other intangible assets	13	1 928	2 762
Property, plant and equipment	14	1 954	1 867
Investments in associated companies	15	136	69
Available-for-sale investments	16	533	554
Deferred tax assets	25	1 596	1 507
Long-term loans receivable	16,35	64	46
Other non-current assets	16	4	6

		11 978	12 125
Current assets
Inventories	18,20	2 523	1 865
Accounts receivable, net of allowances for doubtful accounts (2010: EUR 363 million, 2009: EUR 391 million)	16,20,35	7 570	7 981
Prepaid expenses and accrued income	19	4 360	4 551
Current portion of long-term loans receivable	16,35	39	14
Other financial assets	16,17,35	378	329
Investments at fair value through profit and loss, liquid assets	16,35	911	580
Available-for-sale investments, liquid assets	16,35	3 772	2 367
Available-for-sale investments, cash equivalents	16,35	5 641	4 784
Bank and cash	35	1 951	1 142

		27 145	23 613
Total assets		39 123	35 738

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	23	246	246
Share issue premium		312	279
Treasury shares, at cost		(663)	(681)
Translation differences	22	825	(127)
Fair value and other reserves	21	3	69
Reserve for invested non-restricted equity		3 161	3 170
Retained earnings		10 500	10 132

		14 384	13 088
Non-controlling interests		1 847	1 661

Total equity		16 231	14 749
Non-current liabilities
Long-term interest-bearing liabilities	16,35	4 242	4 432
Deferred tax liabilities	25	1 022	1 303
Other long-term liabilities		88	66

		5 352	5 801
Current liabilities
Current portion of long-term loans	16,35	116	44
Short-term borrowings	16,35	921	727
Other financial liabilities	16,17,35	447	245
Accounts payable	16,35	6 101	4 950
Accrued expenses and other liabilities	26	7 365	6 504
Provisions	27	2 590	2 718

		17 540	15 188
Total shareholders’ equity and liabilities		39 123	35 738

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Cash Flows

		Financial Year Ended
		December 31
	Notes	2010	2009	2008
		EURm	EURm	EURm

Cash flow from operating activities
Profit attributable to equity holders of the parent		1 850	891	3 988
Adjustments, total	32	2 112	3 390	3 024
Change in net working capital	32	2 349	140	(2 546)

Cash generated from operations		6 311	4 421	4 466
Interest received		110	125	416
Interest paid		(235)	(256)	(155)
Other financial income and expenses, net		(507)	(128)	250
Income taxes paid, net		(905)	(915)	(1 780)

Net cash from operating activities		4 774	3 247	3 197

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash		(110)	(29)	(5 962)
Purchase of current available-for-sale investments, liquid assets		(8 573)	(2 800)	(669)
Purchase of investments at fair value through profit and loss, liquid assets		(646)	(695)	—
Purchase of non-current available-for-sale investments		(124)	(95)	(121)
Purchase of shares in associated companies		(33)	(30)	(24)
Additions to capitalized development costs		—	(27)	(131)
Proceeds from repayment and sale of long-term loans receivable		—	—	129
Proceeds from (+) / payment of (-) other long-term receivables		2	2	(1)
Proceeds from (+) / payment of (-) short-term loans receivable		(2)	2	(15)
Capital expenditures		(679)	(531)	(889)
Proceeds from disposal of shares in Group companies, net of disposed cash		(21)	—	—
Proceeds from disposal of shares in associated companies		5	40	3
Proceeds from disposal of businesses		141	61	41
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		7 181	1 730	4 664
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets		333	108	—
Proceeds from sale of non-current available-for-sale investments		83	14	10
Proceeds from sale of fixed assets		21	100	54
Dividends received		1	2	6

Net cash used in investing activities		(2 421)	(2 148)	(2 905)

Nokia Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

		Financial Year Ended
		December 31
	Notes	2010	2009	2008
		EURm	EURm	EURm

Cash flow from financing activities
Proceeds from stock option exercises		—	—	53
Purchase of treasury shares		1	—	(3 121)
Proceeds from long-term borrowings		482	3 901	714
Repayment of long-term borrowings		(6)	(209)	(34)
Proceeds from (+) / repayment of (-) short-term borrowings		131	(2 842)	2 891
Dividends paid		(1 519)	(1 546)	(2 048)

Net cash used in financing activities		(911)	(696)	(1 545)
Foreign exchange adjustment		224	(25)	(49)

Net increase (+) / decrease (-) in cash and cash equivalents		1 666	378	(1 302)
Cash and cash equivalents at beginning of period		5 926	5 548	6 850

Cash and cash equivalents at end of period		7 592	5 926	5 548

Cash and cash equivalents comprise of:
Bank and cash		1 951	1 142	1 706
Current available-for-sale investments, cash equivalents	16,35	5 641	4 784	3 842

		7 592	5 926	5 548

The figures in the consolidated statements of cash flows cannot be directly traced from the consolidated statements of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

						Fair
						value	Reserve for		Before
			Share			and	invested		non-	Non-
	Number of	Share	issue	Treasury	Translation	other	non-restrict.	Retained	controlling	controlling
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Balance at December 31, 2007	3 845 950	246	644	(3 146)	(163)	23	3 299	13 870	14 773	2 565	17 338

Translation differences					595				595		595
Net investment hedge losses, net of tax					(91)				(91)		(91)
Cash flow hedges, net of tax						42			42	(67)	(25)
Available-for-sale investments, net of tax						(3)			(3)	(2)	(5)
Other increase, net								46	46	(17)	29
Profit								3 988	3 988	(99)	3 889
Total comprehensive income		—	—	—	504	39	—	4 034	4 577	(185)	4 392
Stock options exercised	3 547						51		51		51
Stock options exercised related to acquisitions			1						1		1
Share-based compensation			74						74		74
Excess tax benefit on share-based compensation			(117)						(117)	(6)	(124)
Settlement of performance and restricted shares	5 622		(179)	154			(44)		(69)		(69)
Acquisition of treasury shares	(157 390)			(3 123)					(3 123)		(3 123)
Reissuance of treasury shares	143			2					2		2
Cancellation of treasury shares			—	4 232				(4 232)	—		—
Dividend								(1 992)	(1 992)	(35)	(2 027)
Acquisitions and other change in non-controlling interests										(37)	(37)
Vested portion of share-based payment awards related to acquisitions			19						19		19
Acquisition of Symbian								12	12		12
Total of other equity movements		—	(202)	1 265	—	—	7	(6 212)	(5 142)	(78)	(5 220)

Balance at December 31, 2008	3 697 872	246	442	(1 881)	341	62	3 306	11 692	14 208	2 302	16 510

Translation differences					(552)				(552)	(9)	(561)
Net investment hedge gains, net of tax					84				84		84
Cash flow hedges, net of tax						(35)			(35)	49	14
Available-for-sale investments, net of tax						42			42	2	44
Other decrease, net								(1)	(1)	(7)	(8)
Profit								891	891	(631)	260
Total comprehensive income		—	—	—	(468)	7	—	890	429	(596)	(167)
Stock options exercised	7						—		—		—
Stock options exercised related to acquisitions			(1)						(1)		(1)
Share-based compensation			16						16		16
Excess tax benefit on share-based compensation			(12)						(12)	(1)	(13)
Settlement of performance and restricted shares	10 352		(166)	230			(136)		(72)		(72)
Acquisition of treasury shares									—		—
Reissuance of treasury shares	31			1					1		1
Cancellation of treasury shares				969				(969)	—		—

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

						Fair
						value	Reserve for		Before
			Share			and	invested		non-	Non-
	Number of	Share	issue	Treasury	Translation	other	non-restrict.	Retained	controlling	controlling
	shares (000’s)	capital	premium	shares	differences	reserves	equity	earnings	interests	interests	Total

Dividend								(1 481)	(1 481)	(44)	(1 525)
Total of other equity movements		—	(163)	1 200	—	—	(136)	(2 450)	(1 549)	(45)	(1 594)

Balance at December 31, 2009	3 708 262	246	279	(681)	(127)	69	3 170	10 132	13 088	1 661	14 749

Translation differences					1 240				1 240	64	1 304
Net investment hedge losses, net of tax					(288)				(288)		(288)
Cash flow hedges, net of tax						(73)			(73)	(43)	(116)
Available-for-sale investments, net of tax						7			7		7
Other increase, net								40	40	5	45
Profit								1 850	1 850	(507)	1 343
Total comprehensive income		—	—	—	952	(66)	—	1 890	2 776	(481)	2 295
Stock options exercised related to acquisitions			(1)						(1)		(1)
Share-based compensation			47						47		47
Excess tax benefit on share-based compensation			(1)						(1)		(1)
Settlement of performance and restricted shares	868		(12)	17			(9)		(4)		(4)
Reissuance of treasury shares				1					1		1
Conversion of debt to equity										766	766
Dividend								(1 483)	(1 483)	(56)	(1 539)
Acquisitions and other change in non-controlling interests								(39)	(39)	(43)	(82)
Total of other equity movements		—	33	18	—	—	(9)	(1 522)	(1 480)	667	(813)

Balance at December 31, 2010	3 709 130	246	312	(663)	825	3	3 161	10 500	14 384	1 847	16 231

Dividends declared per share were EUR 0.40 for 2010, subject to shareholders’ approval, (EUR 0.40 for 2009 and EUR 0.40 for 2008).

Notes to the Consolidated Financial Statements

1.	Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation (“Nokia” or “the Group”), a Finnish public limited liability company with domicile in Helsinki, in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“IFRS”). The consolidated financial statements are presented in millions of euros (“EURm”), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform to Finnish Accounting legislation. On March 11, 2011, Nokia’s Board of Directors authorized the financial statements for 2010 for issuance and filing.

The Group completed the acquisition of all of the outstanding equity of NAVTEQ on July 10, 2008. The NAVTEQ business combination has had a material impact on the consolidated financial statements and associated notes. See Note 9.

Adoption of pronouncements under IFRS

In the current year, the Group has adopted all of the new and revised standards, amendments and interpretations to existing standards issued by the IASB that are relevant to its operations and effective for accounting periods commencing on or after January 1, 2010.

•	IFRS 3 (revised) Business Combinations replaces IFRS 3 (as issued in 2004). The main changes brought by IFRS 3 (revised) include clarification of the definition of a business, immediate recognition of all acquisition-related costs in profit or loss, recognition of subsequent changes in the fair value of contingent consideration in accordance with other IFRSs and measurement of goodwill arising from step acquisitions at the acquisition date.

•	IAS 27 (revised), “Consolidated and Separate Financial Statements” clarifies presentation of changes in parent-subsidiary ownership. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for exclusively within equity. If a parent loses control of a subsidiary, it shall derecognize the consolidated assets and liabilities, and any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost. Any differences resulting from this shall be recognized in profit or loss. When losses attributed to the non-controlling interests exceed the non-controlling shareholder’s interest in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

•	Amendments to IFRS 2 and IFRIC 11 clarify that an entity that receives goods or services in a share-based payment arrangement should account for those goods or services regardless of which entity in the group settles the transaction, and regardless of whether the transaction is settled in shares or cash.

•	Amendments to IFRIC 14 and IAS 19 address the circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset.

•	In addition, a number of other amendments that form part of the IASB’s annual improvement project were adopted by the Group.

The adoption of each of the above mentioned standards did not have a material impact to the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

The Group’s share of profits and losses of associates is included in the consolidated income statement in accordance with the equity method of accounting. An associate is an entity over which the Group exercises significant influence. Significant influence is generally presumed to exist when the Group owns, directly or indirectly through subsidiaries, over 20% of the voting rights of the company.

All inter-company transactions are eliminated as part of the consolidation process. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In the consolidated statement of financial position non-controlling interests are presented within equity, separately from the equity of the owners of the parent.

The entities or businesses acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly, the result of a Group entity or business divested during an accounting period is included in the Group accounts only to the date of disposal.

Business Combinations

The acquisition method of accounting is used to account for acquisitions of separate entities or businesses by the Group. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, liabilities incurred towards the former owners of the acquired business and equity instruments issued. Acquisition-related costs are recognized as expense in profit and loss in the periods when the costs are incurred and the related services are received. Identifiable assets acquired and liabilities assumed by the Group are measured separately at their fair value as of the acquisition date. Non-controlling interests in the acquired business are measured separately based on their proportionate share of the identifiable net assets of the acquired business. The excess of the aggregate of the consideration transferred and recognized non-controlling interests in the acquired business over the acquisition date fair values of the identifiable net assets acquired is recorded as goodwill.

Assessment of the recoverability of long-lived assets, intangible assets and goodwill

For the purposes of impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the acquisition in which the goodwill arose.

The Group assesses the carrying amount of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying amount may not be recoverable. The Group assesses the carrying amount of identifiable intangible assets and long-lived assets if events or changes in circumstances indicate that such carrying amount may not be recoverable. Factors that could trigger an impairment review include significant underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends.

The Group conducts its impairment testing by determining the recoverable amount for the asset or cash-generating unit. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The recoverable amount is then compared to its carrying amount and an impairment loss is recognized if the recoverable amount is less than the carrying amount. Impairment losses are recognized immediately in the income statement.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Disposals of separate entities or businesses

When a disposal transaction causes the Group to relinquish control over a separate entity or business, the Group records a gain or loss on disposal at the disposal date. The gain or loss on disposal is calculated as the difference between the fair value of the consideration received and the derecognized net assets of the disposed entity or business, adjusted by amounts recognized in other comprehensive income in relation to that entity or business.

Foreign currency translation

Functional and presentation currency

The financial statements of all Group entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in Euro, which is the functional and presentation currency of the Parent Company.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency assets and liabilities are valued at the rates of exchange prevailing at the end of the accounting period. Foreign exchange gains and losses arising from statement of financial position items, as well as changes in fair value in the related hedging instruments, are reported in financial income and expenses. For non-monetary items, such as shares, the unrealized foreign exchange gains and losses are recognized in other comprehensive income.

Foreign Group companies

In the consolidated accounts, all income and expenses of foreign subsidiaries are translated into Euro at the average foreign exchange rates for the accounting period. All assets and liabilities of Group companies, where the functional currency is other than euro, are translated into euro at the year-end foreign exchange rates. Differences resulting from the translation of income and expenses at the average rate and assets and liabilities at the closing rate are recognized in other comprehensive income as translation differences within consolidated shareholder’s equity. On the disposal of all or part of a foreign Group company by sale, liquidation, repayment of share capital or abandonment, the cumulative amount or proportionate share of the translation difference is recognized as income or as expense in the same period in which the gain or loss on disposal is recognized.

Revenue recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. The Group records reductions to revenue for special pricing agreements, price protection and other volume based discounts. Service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion. License fees from usage are recognized in the period when they are reliably measurable, which is normally when the customer reports them to the Group.

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

Other intangible assets

Acquired patents, trademarks, licenses, software licenses for internal use, customer relationships and developed technology are capitalized and amortized using the straight-line method over their useful lives, generally 3 to 6 years. Where an indication of impairment exists, the carrying amount of the related intangible asset is assessed for recoverability. Any resulting impairment losses are recognized immediately in the income statement.

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

In a defined contribution plan, the Group has no legal or constructive obligation to make any additional contributions if the party receiving the contributions is unable to pay the pension obligations in question. The Group’s contributions to defined contribution plans, multi-employer and insured plans are recognized in the income statement in the period to which the contributions relate for the Group.

All arrangements that do not fulfill these conditions are considered defined benefit plans. If a pension plan is funded through an insurance contract where the Group does not retain any legal or constructive obligations, such a plan is treated as a defined contribution plan.

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

Actuarial valuations for the Group’s defined benefit pension plans are performed annually. In addition, actuarial valuations are performed when a curtailment or settlement of a defined benefit plan occurs in the Group.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

depreciated over the remaining useful life of the related asset. Leasehold improvements are depreciated over the shorter of the lease term or useful life.

Gains and losses on the disposal of fixed assets are included in operating profit/loss.

Leases

The Group has entered into various operating leases, the payments under which are treated as rentals and recognized in the income statement on a straight-line basis over the lease terms unless another systematic approach is more representative of the pattern of the user’s benefit.

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

Available-for-sale investments

The Group invests a portion of cash needed to cover projected cash needs of its on-going operations in highly liquid, interest-bearing investments. The following investments are classified as available-for-sale based on the purpose for acquiring the investments as well as ongoing intentions: (1) Highly liquid, interest-bearing investments that are readily convertible to known amounts of cash with maturities at acquisition of less than 3 months, which are classified in the balance sheet as current available-for-sale investments, cash equivalents. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of changes in value. (2) Similar types of investments as in category (1), but with maturities at acquisition of longer than 3 months, classified in the balance sheet as current available-for-sale investments, liquid assets. (3) Investments in technology related publicly quoted equity shares, or unlisted private equity shares and unlisted funds, are classified in the balance sheet as non-current available-for-sale investments.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

against which to value these assets. The investment and disposal decisions on these investments are business driven.

All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The changes in fair value of available-for-sale investments are recognized in fair value and other reserves as part of shareholders’ equity, with the exception of interest calculated using effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit and loss. Dividends on available-for-sale equity instruments are recognized in profit and loss when the Group’s right to receive payment is established. When the investment is disposed of, the related accumulated changes in fair value are released from shareholders’ equity and recognized in the income statement. The weighted average method is used when determining the cost-basis of publicly listed equities being disposed of by the Group. FIFO (First-in First-out) method is used to determine the cost basis of fixed income securities being disposed of by the Group. An impairment is recorded when the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired including, but not limited to, counterparty default and other factors causing a reduction in value that can be considered permanent. The cumulative net loss relating to that investment is removed from equity and recognized in the income statement for the period. If, in a subsequent period, the fair value of the investment in a non-equity instrument increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the income statement.

Investments at fair value through profit and loss, liquid assets

The investments at fair value through profit and loss, liquid assets include highly liquid financial assets designated at fair value through profit or loss at inception. For investments designated at fair value through profit or loss, the following criteria must be met: (1) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on a different basis; or (2) the assets are part of a group of financial assets, which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.

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

Accounts receivable

Accounts receivable are carried at the original amount due from customers, which is considered to be fair value, less allowances for doubtful accounts. Allowance for doubtful accounts is based on a periodic review of all outstanding amounts, where significant doubt about collectability exists, including an analysis of historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Bad debts are written off when identified as uncollectible, and are included within other operating expenses.

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

Accounts payable

Accounts payable are carried at the original invoiced amount, which is considered to be fair value due to the short-term nature of the Group’s accounts payable.

Derivative financial instruments

All derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting or not. Generally, the cash flows of a hedge are classified as cash flows from operating activities in the consolidated statement of cash flows as the underlying hedged items relate to the company’s operating activities. When a derivative contract is accounted for as a hedge of an identifiable position relating to financing or investing activities, the cash flows of the contract are classified in the same manner as the cash flows of the position being hedged.

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

Embedded derivatives are identified and monitored by the Group and fair valued at each balance sheet date. In assessing the fair value of embedded derivatives, the Group employs a variety of methods including option pricing models and discounted cash flow analysis using assumptions that are based on market conditions existing at each balance sheet date. Changes in fair value are recognized in the income statement.

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

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity to the extent that the hedge is effective. For qualifying foreign exchange options, or option strategies, the change in intrinsic value is deferred in shareholders’ equity to the extent that the hedge is effective. In all cases, the ineffective portion is recognized immediately in the income statement as financial income and expenses. Hedging costs, expressed either as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or changes in the time value for options, or options strategies, are recognized within other operating income or expenses.

Accumulated changes in fair value from qualifying hedges are released from shareholders’ equity into the income statement as adjustments to sales and cost of sales, in the period when the hedged cash flow affects the income statement. If the hedged cash flow is no longer expected to take place, all deferred gains or losses are released immediately into the income statement as adjustments to sales and cost of sales. If the hedged cash flow ceases to be highly probable, but is still expected to take place, accumulated gains and losses remain in equity until the hedged cash flow affects the income statement.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The changes in fair value of derivative instruments that directly relate to normal business operations are recognized within other operating income and expenses. The changes in fair value from all other derivative instruments are recognized in financial income and expenses.

Cash flow hedges: Hedging of foreign currency risk of highly probable business acquisitions and other transactions

The Group hedges the cash flow variability due to foreign currency risk inherent in highly probable business acquisitions and other future transactions that result in the recognition of non-financial assets. When those non-financial assets are recognized in the statement of financial position, the gains and losses previously deferred in equity are transferred from equity and included in the initial acquisition cost of the asset. The deferred amounts are ultimately recognized in the profit and loss as a result of goodwill assessments in case of business acquisitions and through depreciation in the case

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the income statement within financial income and expenses. For qualifying foreign exchange options, the change in intrinsic value is deferred in shareholders’ equity. Changes in the time value are at all times recognized directly in the income statement as financial income and expenses. In all cases the ineffective portion is recognized immediately in the income statement as financial income and expenses.

Cash flow hedges: Hedging of cash flow variability on variable rate liabilities

The Group applies cash flow hedge accounting for hedging cash flow variability on variable rate liabilities. The effective portion of the gain or loss relating to interest rate swaps hedging variable rate borrowings is deferred in shareholders’ equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement as financial income and expenses. For hedging instruments closed before the maturity date of the related liability, hedge accounting will immediately discontinue from that date onwards, with all the cumulative gains and losses on the hedging instruments recycled gradually to income statement in the periods when the hedged variable interest cash flows affect income statement.

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

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in shareholders’ equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the income statement

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

within financial income and expenses. For qualifying foreign exchange options, the change in intrinsic value is deferred in shareholders’ equity. Changes in the time value are at all times recognized directly in the income statement as financial income and expenses. If a foreign currency denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders’ equity. In all cases, the ineffective portion is recognized immediately in the income statement as financial income and expenses.

Accumulated changes in fair value from qualifying hedges are released from shareholders’ equity into the income statement only if the legal entity in the given country is sold, liquidated, repays its share capital or is abandoned.

Income taxes

The tax expense comprises current tax and deferred tax. Current taxes are based on the results of the Group companies and are calculated according to local tax rules. Taxes are recognized in the income statement, except to the extent that it relates to items recognized in the other comprehensive income or directly in equity, in which case, the tax is recognized in other comprehensive income or equity, respectively.

Deferred tax assets and liabilities are determined, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses or deductible temporary differences can be utilized. Each reporting period they are assessed for realizability and when circumstances indicate it is no longer probable that deferred tax assets will be utilized, they are adjusted as necessary. Deferred tax liabilities are recognized for temporary differences that arise between the fair value and tax base of identifiable net assets acquired in business combinations. Deferred tax assets and deferred tax liabilities are offset for presentation purposes when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

The enacted or substantially enacted tax rates as of each balance sheet date that are expected to apply in the period when the asset is realized or the liability is settled are used in the measurement of deferred tax assets and liabilities.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as an asset only when the reimbursement is virtually certain. At each balance sheet date, the Group assesses the adequacy of its pre-existing provisions and adjusts the amounts as necessary based on actual experience and changes in future estimates.

Warranty provisions

The Group provides for the estimated liability to repair or replace products under warranty at the time revenue is recognized. The provision is an estimate calculated based on historical experience of the level of volumes, product mix and repair and replacement cost.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Intellectual property rights (IPR) provisions

The Group provides for the estimated future settlements related to asserted and unasserted past alleged IPR infringements based on the probable outcome of potential infringement.

Tax provisions

The Group recognizes a provision for tax contingencies based upon the estimated future settlement amount at each balance sheet date.

Restructuring provisions

The Group provides for the estimated cost to restructure when a detailed formal plan of restructuring has been completed and the restructuring plan has been announced by the Group.

Other provisions

The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each balance sheet date.

The Group provides for onerous contracts based on the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract.

Share-based compensation

The Group offers three types of global equity settled share-based compensation schemes for employees: stock options, performance shares and restricted shares. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. On a regular basis, the Group reviews the assumptions made and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Share-based compensation is recognized as an expense in the income statement over the service period. A separate vesting period is defined for each quarterly lot of the stock options plans. When stock options are exercised, the proceeds received, net of any transaction costs, are credited to share issue premium and the reserve for invested non-restricted equity.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

Use of estimates and critical accounting judgments

The preparation of financial statements in conformity with IFRS requires the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience, expected outcomes and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenue from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. Current sales and profit estimates for projects may materially change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers’ plans, realization of penalties, and other corresponding factors, which may have a significant impact on the timing and amount of revenue recognition.

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

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

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

Business combinations

The Group applies the acquisition method of accounting to account for acquisitions of businesses. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, liabilities incurred towards the former owners of the acquired business and equity instruments issued. Identifiable assets acquired, and liabilities assumed by the Group are measured separately at their fair value as of the acquisition date The excess of the aggregate of the consideration transferred and recognized non-controlling interests in the acquired business over the acquisition date fair values of the identifiable net assets acquired is recorded as goodwill.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various valuation assumptions requiring management judgment. Actual results may differ from the forecasted amounts and the difference could be material. See also Note 9.

Assessment of the recoverability of long-lived assets, intangible assets and goodwill

The recoverable amounts for long-lived assets, intangible assets and goodwill have been determined based on the expected future cash flows attributable to the asset or cash-generating unit discounted to present value. The key assumptions applied in the determination of recoverable amount include the discount rate, length of the explicit forecast period, estimated growth rates, profit margins and level of operational and capital investment. Amounts estimated could differ materially from what will actually occur in the future. See also Note 8.

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

Income taxes

Management judgment is required in determining current tax expense, tax provisions, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Each reporting period they are assessed for realizability and when circumstances indicate it is no longer probable that deferred tax assets will be utilized, they are adjusted as necessary. If the final outcome of these matters differs from the amounts initially recorded, differences may impact the income tax expense in the period in which such determination is made.

Pensions

The determination of pension benefit obligation and expense for defined benefit pension plans is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of plan assets is invested in equity securities, which are subject to equity market volatility. Changes in assumptions and actuarial conditions may materially affect the pension benefit obligation and future expense. See also Note 5.

Share-based compensation

The Group operates various types of equity settled share-based compensation schemes for employees. Fair value of stock options is based on certain assumptions, including, among others, expected volatility and expected life of the options. Non-market vesting conditions attached to performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of net sales and earnings per share. Significant differences in equity market performance, employee option activity and the Group’s projected and actual net sales and earnings per share performance, may materially affect future expense. See also Note 24.

Notes to the Consolidated Financial Statements (Continued)

1.	Accounting principles (Continued)

New accounting pronouncements under IFRS

The Group will adopt the following new and revised standards, amendments and interpretations to existing standards issued by the IASB that are expected to be relevant to its operations and financial position:

IFRS 9 will change the classification, measurement and impairment of financial instruments based on our objectives for the related contractual cash flows.

Amendment to IAS 32 requires that if rights issues offered are issued pro rata to all of an entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated.

Amendment to IAS 12 provides clarification for measurement of deferred taxes in situations where an asset is measured using the fair value model in IAS 40 Investment Property by introducing a presumption that the carrying amount of the underlying asset will be recovered through sale.

Amendment to IFRS 7 enhances disclosures about transfer transactions of financial assets for evaluating related risk exposures and their effect on an entity’s financial position.

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

In addition, there are a number of other amendments that form part of the IASB’s annual improvement project which will be adopted by the Group on January 1, 2011.

The Group will adopt the amendments to IAS 32 and IFRIC 19 as well as the additional amendments that form part of the IASB’s annual improvement project on January 1, 2011. Amendments to IAS 12 and IFRS 7 will be adopted on January 1, 2012.

The Group does not expect that the adoption of these new standards, interpretations and amendments will have a material impact on the financial condition and results of operations of the Group.

The Group also is required to adopt IFRS 9 by January 1, 2013 with earlier adoption permitted. The Group is currently evaluating the potential impact of this standard on the Group’s accounts.

2.	Segment information

Nokia is organized on a worldwide basis into three operating and reportable segments: Devices & Services, NAVTEQ, and Nokia Siemens Networks. Nokia’s reportable segments represent the businesses that offer different products and services for which discrete monthly financial information is provided to the chief operating decision maker for purposes of evaluating and managing the business.

Devices & Services is responsible for developing and managing the Group’s portfolio of mobile devices as well as designing and developing services, including applications and content, that enrich the experience people have with their mobile devices. Devices & Services also manages our supply chains, sales channels, brand and marketing activities, and explores corporate strategic and future growth opportunities for Nokia.

NAVTEQ is a leading provider of comprehensive digital map information and related location-based content and services for mobile navigation devices, automotive navigation systems, Internet-based mapping applications, and government and business solutions.

Notes to the Consolidated Financial Statements (Continued)

2.  Segment information (Continued)

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

No single customer represents 10% or more of Group revenues.

					Corporate
					Common
			Nokia	Total	Functions and
	Devices &		Siemens	reportable	Corporate
2010	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations		Group
	EURm	EURm	EURm	EURm	EURm	EURm		EURm

Profit and Loss Information
Net sales to external customers	29 118	668	12 660	42 446	—			42 446
Net sales to other segments	16	334	1	351	—	(351)		—
Depreciation and amortization	405	519	843	1 767	4			1 771
Impairment	—	—	2	2	13			15
Operating profit / (loss)	3 299	(225)	(686)	2 388	(114)	(204	)(7)	2 070
Share of results of associated
companies	—	2	11	13	(12)			1
Balance Sheet Information
Capital expenditures(2)	337	36	306	679	—			679
Segment assets(3)	9 560	6 492	10 621	26 673	14 998	(2 548)		39 123
of which:
Investments in associated companies	—	7	42	49	87			136
Segment liabilities(5)	10 146	2 488	7 190	19 824	5 616	(2 548)		22 892

					Corporate
					Common
			Nokia	Total	Functions and
	Devices &		Siemens	reportable	Corporate
2009	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	27 841	579	12 564	40 984	—		40 984
Net sales to other segments	12	91	10	113	—	(113)	—
Depreciation and amortization	432	488	860	1 780	4		1 784
Impairment	56	—	919	975	34		1 009
Operating profit / (loss)(1)	3 314	(344)	(1 639)	1 331	(134)		1 197
Share of results of associated companies	—	—	32	32	(2)		30
Balance Sheet Information
Capital expenditures(2)	232	21	278	531	—		531
Segment assets(3)	9 203	6 145	11 015	26 363	12 479	(3 104)	35 738
of which:
Investments in associated companies	—	5	26	31	38		69
Segment liabilities(5)	8 268	2 330	7 927	18 525	5 568	(3 104)	20 989

Notes to the Consolidated Financial Statements (Continued)

2.  Segment information (Continued)

					Corporate
					Common
			Nokia	Total	Functions and
	Devices &		Siemens	reportable	Corporate
2008	Services	NAVTEQ	Networks	segments	unallocated(4),(6)	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Profit and Loss Information
Net sales to external customers	35 084	318	15 308	50 710	—		50 710
Net sales to other segments	15	43	1	59	—	(59)	—
Depreciation and amortization	484	238	889	1 611	6		1 617
Impairment	58	—	47	105	33		138
Operating profit / (loss)	5 816	(153)	(301)	5 362	(396)		4 966
Share of results of associated companies	—	—	(13)	(13)	19		6
Balance Sheet Information
Capital expenditures(2)	578	18	292	888	1		889
Segment assets(3)	10 300	7 177	15 652	33 129	9 641	(3 188)	39 582
of which:
Investments in associated companies	—	4	62	66	30		96
Segment liabilities(5)	8 425	2 726	10 503	21 654	4 606	(3 188)	23 072

(1)	Nokia Siemens Networks operating loss in 2009 includes a goodwill impairment loss of EUR 908 million.

(2)	Including goodwill, capital expenditures in 2010 amount to EUR 761 million (EUR 590 million in 2009). The goodwill and capitalized development costs consist of EUR 73 million in 2010 (EUR 7 million in 2009) for Devices & Services, EUR 9 million in 2010 (EUR 22 million in 2009) for NAVTEQ, EUR 0 million in 2010 (EUR 30 million in 2009) for Nokia Siemens Networks, and EUR 0 million in 2010 (EUR 0 million in 2009) for Corporate Common Functions.

(3)	Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes for Devices & Services and Corporate Common Functions. In addition, NAVTEQ’s and Nokia Siemens Networks’ assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income. These are directly attributable to NAVTEQ and Nokia Siemens Networks as they are separate legal entities.

(4)	Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income for Devices & Services and Corporate Common Functions.

(5)	Comprises accounts payable, accrued expenses and other liabilities as well as provisions except those related to interest and taxes for Devices & Services and Corporate Common Functions. In addition, NAVTEQ’s and Nokia Siemens Networks’ liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income and accrued expenses and provisions. These are directly attributable to NAVTEQ and Nokia Siemens Networks as they are separate legal entities.

(6)	Unallocated liabilities include non-current liabilities and short-term borrowings as well as interest and tax related prepaid income, accrued expenses and provisions related to Devices & Services and Corporate Common Functions.

(7)	Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS enabled smartphones.

Notes to the Consolidated Financial Statements (Continued)

2.  Segment information (Continued)

Net sales to external customers by geographic area by location of customer	2010	2009	2008
	EURm	EURm	EURm

Finland	371	390	362
China	7 149	5 990	5 916
India	2 952	2 809	3 719
Germany	2 019	1 733	2 294
Russia	1 744	1 528	2 083
USA	1 630	1 731	1 907
Brazil	1 506	1 333	1 902
UK	1 470	1 916	2 382
Other	23 605	23 554	30 145

Total	42 446	40 984	50 710

Segment non-current assets by geographic area(8)	2010	2009
	EURm	EURm

Finland	1 501	1 698
China	402	358
India	210	180
Germany	209	243
USA	6 079	5 859
UK	236	228
Other	1 008	1 377

Total	9 645	9 943

(8)	Comprises intangible assets and property, plant and equipment.

3.	Percentage of completion

Contract sales recognized under percentage of completion accounting were EUR 5 094 million in 2010 (EUR 6 868 million in 2009 and EUR 9 220 million in 2008). Services revenue for managed services and network maintenance contracts were EUR 2 924 million in 2010 (EUR 2 607 million in 2009 and EUR 2 530 million in 2008).

Included in accrued expenses and other liabilities were advances received related to construction contracts of EUR 161 million at December 31, 2010 (EUR 126 million in 2009). Included in accounts receivable were contract revenues recorded prior to billings of EUR 1 326 million at December 31, 2010 (EUR 1 396 million in 2009) and billing in excess of costs incurred of EUR 510 million at December 31, 2010 (EUR 451 million in 2009).

The aggregate amount of costs incurred and recognized profits (net of recognized losses) under open construction contracts in progress since inception was EUR 17 262 million in 2010 (EUR 15 351 million in 2009).

Retentions related to construction contracts, included in accounts receivable, were EUR 207 million at December 31, 2010 (EUR 265 million at December 31, 2009).

Notes to the Consolidated Financial Statements (Continued)

4.	Personnel expenses

	2010	2009	2008
	EURm	EURm	EURm

Wages and salaries	5 808	5 658	5 615
Share-based compensation expense	48	13	67
Pension expenses, net	431	427	478
Other social expenses	708	649	754

Personnel expenses as per income statement	6 995	6 747	6 914

Share-based compensation expense includes pension and other social costs of EUR 1 million in 2010 (EUR -3 million in 2009 and EUR -7 million in 2008) based upon the related employee benefit charge recognized during the year.

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 377 million in 2010 (EUR 377 million in 2009 and EUR 394 million in 2008). Expenses related to defined benefit plans comprise the remainder.

	2010	2009	2008

Average personnel
Devices & Services	58 642	56 462	57 443
NAVTEQ	5 020	4 282	3 969
Nokia Siemens Networks	65 379	62 129	59 965
Group Common Functions	314	298	346

Nokia Group	129 355	123 171	121 723

5.	Pensions

The Group operates a number of post-retirement plans in various countries. These plans include both defined contribution and defined benefit schemes.

The Group’s most significant defined benefit pension plans are in Germany and in the UK. The majority of active employees in Germany participate in the pension scheme Beitragsorientierter Alterversorgungs Plan (“BAP”), formerly known as Beitragsorientierte Siemens Alterversorgung (“BSAV”). The funding vehicle for the BAP is the “NSN Pension Trust e.V’’. In Germany, individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service.

The majority of active employees in Nokia UK participate in a pension scheme which is designed according to the Scheme Trust Deeds and Rules and is compliant with the Guidelines of the UK Pension Regulator. The funding vehicle for the pension scheme is Nokia Group (UK) Pension Scheme Ltd, which is run on a Trust basis. In the UK, individual benefits are generally dependent on eligible compensation levels and years of service for the defined benefit section of the scheme and on individual investment choices for the defined contribution section of the scheme.

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that are recognized in the Group’s consolidated statement of financial position at December 31:

	2010	2009
	EURm	EURm

Present value of defined benefit obligations at beginning of year	(1 411)	(1 205)
Foreign exchange	(49)	5
Current service cost	(61)	(55)
Interest cost	(78)	(69)
Plan participants’ contributions	(8)	(12)
Past service cost	(1)	—
Actuarial gain (loss)	1	(139)
Acquisitions	(1)	2
Curtailment	1	—
Settlements	17	2
Benefits paid	46	60

Present value of defined benefit obligations at end of year	(1 544)	(1 411)

Plan assets at fair value at beginning of year	1 330	1 197
Foreign exchange	44	(7)
Expected return on plan assets	76	70
Actuarial gain (loss) on plan assets	9	56
Employer contribution	62	49
Plan participants’ contributions	8	12
Benefits paid	(32)	(44)
Settlements	(6)	(2)
Acquisitions	3	(1)

Plan assets at fair value at end of year	1 494	1 330

Surplus (Deficit)	(50)	(81)
Unrecognized net actuarial (gains) losses	(26)	(21)
Unrecognized past service cost	1	1
Amount not recognized as an asset in the balance sheet because of limit in IAS 19 paragraph 58(b)	(9)	(5)

Prepaid (Accrued) pension cost in the statement of financial position	(84)	(106)

Present value of obligations include EUR 932 million (EUR 822 million in 2009) of wholly funded obligations, EUR 567 million of partly funded obligations (EUR 516 million in 2009) and EUR 45 million (EUR 73 million in 2009) of unfunded obligations.

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The amounts recognized in the income statement are as follows:

	2010	2009	2008
	EURm	EURm	EURm

Current service cost	61	55	79
Interest cost	78	69	78
Expected return on plan assets	(76)	(70)	(71)
Net actuarial (gains) losses recognized in year	(1)	(9)	—
Impact of paragraph 58(b) limitation	3	5	—
Past service cost (gain) loss	1	—	2
Curtailment	(1)	—	(12)
Settlement	(11)	—	152

Total, included in personnel expenses	54	50	228

Movements in prepaid (accrued) pension costs recognized in the statement of financial position are as follows:

	2010	2009
	EURm	EURm

Prepaid (accrued) pension costs at beginning of year	(106)	(120)
Net income (expense) recognized in the profit and loss account	(54)	(50)
Contributions paid	62	49
Benefits paid	14	16
Acquisitions	2	1
Foreign exchange	(2)	(2)

Prepaid (accrued) pension costs at end of year*	(84)	(106)

*	included within prepaid expenses and accrued income / accrued expenses

The prepaid pension cost above is made up of a prepayment of EUR 85 million (EUR 68 million in 2009) and an accrual of EUR 169 million (EUR 174 million in 2009).

	2010	2009	2008	2007	2006
	EURm	EURm	EURm	EURm	EURm

Present value of defined benefit obligations	(1 544)	(1 411)	(1 205)	(2 266)	(1 577)
Plan assets at fair value	1 494	1 330	1 197	2 174	1 409

Surplus/(Deficit)	(50)	(81)	(8)	(92)	(168)

Experience adjustments arising on plan obligations amount to a gain of EUR 18 million in 2010 (loss of EUR 12 million in 2009, a gain of EUR 50 million in 2008, a loss of EUR 31 million in 2007 and EUR 25 million in 2006).

Experience adjustments arising on plan assets amount to a gain of EUR 9 million in 2010 (a gain of EUR 54 million in 2009, a loss of EUR 22 million in 2008, EUR 3 million in 2007 and EUR 11 million in 2006).

Notes to the Consolidated Financial Statements (Continued)

5.	Pensions (Continued)

The principal actuarial weighted average assumptions used were as follows:

	2010	2009
	%	%

Discount rate for determining present values	5.1	5.3
Expected long-term rate of return on plan assets	5.1	5.4
Annual rate of increase in future compensation levels	2.6	2.8
Pension increases	2.0	2.0

The expected long-term rate of return on plan assets is based on the expected return multiplied with the respective percentage weight of the market-related value of plan assets. The expected return is defined on a uniform basis, reflecting long-term historical returns, current market conditions and strategic asset allocation.

The Groups’s pension plan weighted average asset allocation as a percentage of Plan Assets at December 31, 2010, and 2009, by asset category are as follows:

	2010	2009
	%	%

Asset category:
Equity securities	23	18
Debt securities	57	64
Insurance contracts	8	8
Short-term investments	4	5
Other	8	5

Total	100	100

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

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group’s German pension fund of EUR 69 million (EUR 69 million in 2009). See Note 31.

The actual return on plan assets was EUR 85 million in 2010 (EUR 126 million in 2009).

In 2011, the Group expects to make contributions of EUR 43 million to its defined benefit pension plans.

Notes to the Consolidated Financial Statements (Continued)

6.  Expenses by nature

	2010	2009	2008
	EURm	EURm	EURm

Cost of material	20 917	19 502	23 892
Personnel expenses	6 995	6 747	6 914
Depreciation and amortization	1 771	1 784	1 617
Advertising and promotional expenses	1 291	1 335	1 600
Warranty costs	894	696	1 020
Other costs and expenses	8 616	8 643	9 926

Total of Cost of sales, Research and development, Selling and marketing and Administrative and general expenses	40 484	38 707	44 969

7.  Other income and expenses

Other income totaled EUR 476 million in 2010 (EUR 338 million in 2009 and EUR 420 million in 2008). Other expenses totaled EUR 368 million in 2010 (EUR 510 million in 2009 and EUR 1 195 million in 2008).

In 2010, other income includes a refund of customs duties of EUR 61 million, a gain on sale of assets and a business of EUR 29 million and a gain on sale of the wireless modem business of EUR 147 million impacting Devices & Services operating profit. The wireless modem business was responsible for development of Nokia’s wireless modem technologies for LTE, HSPA and GSM standards. The wireless modem business included Nokia’s wireless modem technologies for LTE, HSPA and GSM standards, certain related patents and approximately 1 100 Nokia R&D professionals, the vast majority of whom are located in Finland, India, the UK and Denmark. The sale was closed on November 30, 2010. Other expenses included restructuring charges of EUR 112 million, of which EUR 85 million is related to Devices & Services and EUR 27 million to Nokia Siemens Networks. The restructuring charges in Devices & Services mainly related to changes in Symbian Smartphones and Services organizations as well as certain corporate functions.

Other income for 2009 includes a gain on sale of security appliance business of EUR 68 million impacting Devices & Services operating profit and a gain on sale of real estate in Oulu, Finland, of EUR 22 million impacting Nokia Siemens Networks operating loss. In 2009, other expenses includes EUR 178 million charges related to restructuring activities in Devices & Services due to measures taken to adjust the business operations and cost base according to market conditions. In conjunction with the decision to refocus its activities around specified core assets, Devices & Services recorded impairment charges totalling EUR 56 million for intangible assets arising from the acquisitions of Enpocket and Intellisync and the asset acquisition of Twango.

In 2008, other expenses include EUR 152 million net loss on transfer of Finnish pension liabilities, of which a gain of EUR 65 million is included in Nokia Siemens Networks’ operating profit and a loss of EUR 217 million in Corporate Common expenses. Devices & Services recorded EUR 259 million of restructuring charges and EUR 81 million of impairment and other charges related to closure of the Bochum site in Germany. Other expenses also included a charge of EUR 52 million related to other restructuring activities in Devices & Services and EUR 49 million in charges related to restructuring and other costs in Nokia Siemens Networks.

In all three years presented “Other income and expenses” include the costs of hedging forecasted sales and purchases (forward points of cash flow hedges). Starting from 2009, within the same line are also included the changes in fair value of derivatives hedging identifiable and probable forecasted cash flows.

Notes to the Consolidated Financial Statements (Continued)

8.  Impairment

	2010	2009	2008
	EURm	EURm	EURm

Goodwill	—	908	—
Other intangible assets	—	56	—
Property, plant and equipment	—	1	77
Inventories	—	—	13
Investments in associated companies	—	19	8
Available-for-sale investments	107	25	43
Other non-current assets	3	—	8

Total	110	1 009	149

Goodwill

Goodwill is allocated to the Group’s cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the synergies of the business combination in which the goodwill arose. In 2010, the Group has goodwill allocated to two cash-generating units, which correspond to the Group’s reportable segments: Devices & Services CGU and NAVTEQ CGU.

The recoverable amounts for the Devices & Services CGU and the NAVTEQ CGU are based on value in use calculations. The cash flow projections employed in the value in use calculation are based on financial plans approved by management. These projections are consistent with external sources of information, wherever available. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate that does not exceed the long-term average growth rates for the industry and economies in which the CGU operates. The impairment testing has been carried out based on management’s assessment of financial performance and future strategies in light of current and expected market and economic conditions. Events that occurred subsequent to the balance sheet date, as discussed in Note 33, did not have an impact on this assessment.

Goodwill amounting to EUR 1 355 million has been allocated to the Devices & Services CGU for the purpose of impairment testing. The goodwill impairment testing conducted for the Devices & Services CGU for the year ended December 31, 2010 did not result in any impairment charges.

Goodwill amounting to EUR 4 368 million has been allocated to the NAVTEQ CGU. The goodwill impairment testing conducted for the NAVTEQ CGU for the year ended December 31, 2010 did not result in any impairment charges. The recoverable amount of the NAVTEQ CGU is between 15-20% higher than its carrying amount. The Group has concluded that a reasonably possible change of between 1-2% in the valuation assumptions for long-term growth rate and discount rate would give rise to an impairment loss.

The key assumptions applied in the impairment testing analysis for each CGU are presented in the table below:

	Cash-generating unit
	Devices &
	Services	NAVTEQ
	%	%

Terminal growth rate	2.0	4.0
Post-tax discount rate	8.7	9.6
Pre-tax discount rate	11.1	12.8

Notes to the Consolidated Financial Statements (Continued)

8.  Impairment (Continued)

The Group has applied consistent valuation methodologies for each of the Group’s CGUs for the years ended December 31, 2010, 2009 and 2008. The value in use is determined on a pre-tax value basis using pre-tax valuation assumptions including pre-tax cash flows and pre-tax discount rate. As market-based rates of return for the Group’s cash-generating units are available only on a post-tax basis, the pre-tax discount rates are derived by adjusting the post-tax discount rates to reflect the specific amount and timing of future tax cash flows. The discount rates applied in the impairment testing for each CGU have been determined independently of capital structure reflecting current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Overall, the discount rates applied in the 2010 impairment testing have decreased in line with declining interest rates.

In 2009, the Group recorded an impairment loss of EUR 908 million to reduce the carrying amount of the Nokia Siemens Networks CGU to its recoverable amount. The impairment loss was allocated in its entirety to the carrying amount of goodwill arising from the formation of Nokia Siemens Networks and from subsequent acquisitions completed by Nokia Siemens Networks. As a result of the impairment loss, the amount of goodwill allocated to the Nokia Siemens Networks CGU has been reduced to zero.

The goodwill impairment testing conducted for each of the Group’s CGUs for the year ended December 31, 2008 did not result in any impairment charges.

Other intangible assets

In 2010 and 2008, the Group did not recognise any impairment charges on other intangible assets. In conjunction with the Group’s decision to refocus its activities around specified core assets, the Group recorded impairment charges in 2009 totalling EUR 56 million for intangible assets arising from the acquisitions of Enpocket and Intellisync and the asset acquisition of Twango. The impairment charge was recognised in other operating expense and is included in the Devices & Services segment.

Property, plant and equipment and inventories

In 2010, the Group did not recognise any impairment charges with respect to property, plant and equipment and inventories. In 2008, resulting from the Group’s decision to discontinue the production of mobile devices in Germany, an impairment loss was recognised amounting to EUR 55 million. The impairment loss related to the closure and sale of production facilities at Bochum, Germany during 2008 and is included in the Devices & Services segment.

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

Investments in associated companies

In 2010, the Group did not recognise any impairment charges on its investments in associated companies. After application of the equity method, including recognition of the Group’s share of results of associated companies, the Group determined that recognition of impairment losses of EUR 19 million in 2009 and EUR 8 million in 2008 was necessary to adjust the Group’s investment in associated companies to its recoverable amount.

Notes to the Consolidated Financial Statements (Continued)

8.  Impairment (Continued)

Available-for-sale investments

The Group’s investment in certain equity securities held as non-current available-for-sale suffered a permanent decline in fair value resulting in an impairment charge of EUR 107 million in 2010 (EUR 25 million in 2009, EUR 43 million in 2008). These impairment amounts are included within financial expenses and other operating expenses in the consolidated income statement. See also note 11.

9.  Acquisitions

Acquisitions completed in 2010

During 2010, the Group completed several minor acquisitions that did not have a material impact on the consolidated financial statements. The purchase consideration paid and the total goodwill arising from these acquisitions amounted to EUR 108 million and EUR 82 million, respectively. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies.

•	MetaCarta Inc, based in Cambridge, USA, provides unique geographic intelligence technology and expertise in geographic intelligence solutions. The Group acquired a 100% ownership in MetaCarta on April 9, 2010.

•	Novarra Inc, based in Chicago, USA, is a provider of a mobile browser and service platform with more than 100 employees. The Group acquired a 100% ownership interest in Novarra on April 9, 2010.

•	Motally Inc, a US-based company, provides mobile analytics services offering in-application tracking and reporting. The Group acquired a 100% ownership interest in Motally on August 31, 2010.

•	PixelActive Inc, based in California, USA, specialises in tools and techniques for 3D modeling of detailed road networks, buildings and terrain. NAVTEQ acquired a 100% ownership interest in PixelActive on November 17, 2010.

Acquisitions completed in 2009

During 2009, the Group completed five acquisitions that did not have a material impact on the consolidated financial statements. The purchase consideration paid and the total goodwill arising from these acquisitions amounted to EUR 29 million and EUR 32 million, respectively. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies.

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

Notes to the Consolidated Financial Statements (Continued)

9.  Acquisitions (Continued)

•	Acuity Mobile, based in Greenbelt, USA, is a leading provider of mobile marketing content delivery solutions. NAVTEQ acquired a 100% ownership interest in Acuity Mobile on September 11, 2009.

Acquisitions completed in 2008

NAVTEQ

On July 10, 2008, the Group completed its acquisition of all of the outstanding common stock of NAVTEQ. Based in Chicago, NAVTEQ is a leading provider of comprehensive digital map information for automotive systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. The Group will use NAVTEQ’s industry leading maps data to add context — time, place, people — to web services optimized for mobility.

The total cost of the acquisition was EUR 5 342 million and consisted of cash paid of EUR 2 772 million, debt issued of EUR 2 539 million, costs directly attributable to the acquisition of EUR 12 million and consideration attributable to the vested portion of replacement share-based payment awards of EUR 19 million.

Notes to the Consolidated Financial Statements (Continued)

9.  Acquisitions (Continued)

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

Notes to the Consolidated Financial Statements (Continued)

9.  Acquisitions (Continued)

acquisition including acceleration of the Group’s internet services strategy. None of the goodwill acquired is expected to be deductible for income tax purposes.

Symbian

On December 2, 2008, the Group completed its acquisition of 52.1% of the outstanding common stock of Symbian Ltd. As a result of this acquisition, the Group’s total ownership interest increased from 47.9% to 100% of the outstanding common stock of Symbian. A UK-based software licensing company, Symbian developed and licensed Symbian OS, the market-leading open operating system for mobile phones. The acquisition of Symbian was a fundamental step in the establishment of the Symbian Foundation.

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

Notes to the Consolidated Financial Statements (Continued)

9.  Acquisitions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Carrying Amount	Fair Value
	EURm	EURm

Goodwill	—	470
Intangible assets subject to amortization:
Developed technology	5	41
Customer relationships	—	11
License to use trade name and trademark	—	3

	5	55
Property, plant & equipment	33	31
Deferred tax assets	7	19

Non-current assets	45	105

Accounts receivable	20	20
Prepaid expenses and accrued income	43	43
Bank and cash	147	147

Current Assets	210	210

Total assets acquired	255	785
Deferred tax liabilities	—	17
Accounts payable	5	5
Accrued expenses	48	53
Financial liabilities	—	20

Total liabilities assumed	53	95

Net assets acquired	202	690

Revaluation of previously held interests in Symbian		22
Nokia share of changes in Symbian’s equity after each stage of the acquisition		27

Cost of the business combination		641

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

For NAVTEQ and Symbian, the Group has included net losses of EUR 155 million and EUR 52 million, respectively, in the consolidated income statement. The following table depicts pro forma net sales and operating profit of the combined entity as though the acquisition of NAVTEQ and Symbian had occurred on 1 January 2008:

Pro forma	2008
EURm

Net sales	51 063
Net profit	4 080

During 2008, the Group completed five additional acquisitions. The total purchase consideration paid

Notes to the Consolidated Financial Statements (Continued)

9.  Acquisitions (Continued)

and the total goodwill arising from these acquisitions amounted to EUR 514 million and EUR 339 million, respectively. The goodwill arising from these acquisitions is attributable to assembled workforce and post acquisition synergies.

•	Trolltech ASA, based in Oslo, Norway, is a recognised software provider with world-class software development platforms and frameworks. The Group acquired a 100% ownership interest in Trolltech ASA on 6 June 2008.

•	Oz Communications Inc., headquartered in Montreal, Canada, is a leading consumer mobile messaging solution provider delivering access to popular instant messaging and email services on consumer mobile devices. The Group acquired a 100% ownership interest in Oz Communications Inc. on 4 November 2008.

•	Atrica, based in Santa Clara, USA, is one of the leading providers of Carrier Ethernet solutions for Metropolitan Area Networks. Nokia Siemens Networks acquired a 100% ownership interest in Atrica on 7 January 2008.

•	Apertio Ltd, based in Bristol, England is the leading independent provider of subscriber-centric networks for mobile, fixed and converged telecommunications operators. Nokia Siemens Networks acquired a 100% ownership interest in Apertio Ltd on 11 February 2008.

•	On January 1, 2008, Nokia Siemens Networks assumed control of Vivento Technical Services from Deutsche Telekom.

10.	Depreciation and amortization

	2010	2009	2008
	EURm	EURm	EURm

Depreciation and amortization by function
Cost of sales	248	266	297
Research and development(1)	906	909	778
Selling and marketing(2)	426	424	368
Administrative and general	191	185	174

Total	1 771	1 784	1 617

(1)	In 2010, depreciation and amortization allocated to research and development included amortization of acquired intangible assets of EUR 556 million (EUR 534 million in 2009 and EUR 351 million in 2008, respectively).

(2)	In 2010, depreciation and amortization allocated to selling and marketing included amortization of acquired intangible assets of EUR 408 million (EUR 401 million in 2009 and EUR 343 million in 2008, respectively).

Notes to the Consolidated Financial Statements (Continued)

11.	Financial income and expenses

	2010	2009	2008
	EURm

Dividend income on available-for-sale financial investments	2	3	1
Interest income on available-for-sale financial investments	110	101	357
Interest expense on financial liabilities carried at amortised cost	(254)	(243)	(185)
Net realised gains (or losses) on disposal of fixed income available-for-sale financial investments	1	2	(4)
Net fair value gains (or losses) on investments at fair value through profit and loss	(3)	19	—
Interest income on investments at fair value through profit and loss	28	11	—
Net fair value gains (or losses) on hedged items under fair value hedge accounting	(63)	(4)	—
Net fair value gains (or losses) on hedging instruments under fair value hedge accounting	58	—	—
Other financial income	73	18	17
Other financial expenses	(129)	(29)	(31)
Net foreign exchange gains (or losses)
From foreign exchange derivatives designated at fair value through profit and loss account	58	(358)	432
From balance sheet items revaluation	(165)	230	(595)
Net gains (net losses) on other derivatives designated at fair value through profit and loss account	(1)	(15)	6

Total	(285)	(265)	(2)

During 2010, the Group received distributions of EUR 69 million (2009 EUR 13 million) included in other financial income from a private fund held as non-current available-for-sale. Due to these distributions resulting in a reduction in estimated future cash flows, the Group also recognized an impairment loss of EUR 94 million (2009 EUR 9 million) for the fund included in other financial expenses. Additional information can be found in Note 8 Impairments and Note 16 Fair Value of Financial Instruments.

During 2009, interest income decreased significantly due to lower interest rates and interest expense increased given higher long term funding with a higher cost.

During 2008, interest expense increased significantly due to increase in interest-bearing liabilities mainly related to NAVTEQ acquisition. Foreign exchange gains (or losses) increased due to higher cost of hedging and increased volatility on the foreign exchange market.

Notes to the Consolidated Financial Statements (Continued)

11.	Financial income and expenses(Continued)

12.	Income taxes

	2010	2009	2008
	EURm	EURm	EURm

Income tax
Current tax	(798)	(736)	(1 514)
Deferred tax	355	34	433

Total	(443)	(702)	(1 081)

Finland	(126)	76	(604)
Other countries	(317)	(778)	(477)

Total	(443)	(702)	(1 081)

The differences between income tax expense computed at statutory rate (in Finland 26%) and income taxes recognized in the consolidated income statement is reconciled as follows at December 31, 2010:

	2010	2009	2008
	EURm	EURm	EURm

Income tax expense at statutory rate	464	250	1 292
Permanent differences	4	(96)	(65)
Non tax deductible impairment of Nokia Siemens Networks’ goodwill(1)	—	236	—
Taxes for prior years	(48)	(17)	(128)
Taxes on foreign subsidiaries’ profits in excess of (lower than) income taxes at statutory rates	(195)	(145)	(181)
Change in losses and temporary differences with no tax effect(2)	221	577	—
Net increase (decrease) in tax contingencies	24	(186)	2
Change in income tax rates	2	4	(22)
Deferred tax liability on undistributed earnings(3)	(31)	111	220
Other	2	(32)	(37)

Income tax expense	443	702	1 081

(1)	see note 8

(2)	This item primarily relates to Nokia Siemens Networks’ losses and temporary differences for which no deferred tax was recognized. In 2010, it also includes a benefit of EUR 52 million from the reassessment of recoverability of deferred tax assets in Nokia Siemens Networks.

(3)	The change in deferred tax liability on undistributed earnings mainly relates to changes to tax rates applicable to profit distributions.

Certain of the Group companies’ income tax returns for periods ranging from 2004 through 2010 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

Notes to the Consolidated Financial Statements (Continued)

13.	Intangible assets

	2010	2009
	EURm	EURm

Capitalized development costs
Acquisition cost January 1	1 830	1 811
Additions during the period	—	27
Impairment losses	(11)	—
Retirements during the period	(784)	—
Disposals during the period	—	(8)

Accumulated acquisition cost December 31	1 035	1 830

Accumulated amortization January 1	(1 687)	(1 567)
Retirements during the period	784	—
Impairment losses	11	—
Disposals during the period	—	8
Amortization for the period	(103)	(128)

Accumulated amortization December 31	(995)	(1 687)

Net book value January 1	143	244
Net book value December 31	40	143
Goodwill
Acquisition cost January 1	6 079	6 257
Translation differences	470	(207)
Acquisitions	82	32
Disposals during the period	—	(3)

Accumulated acquisition cost December 31	6 631	6 079

Accumulated impairments January 1	(908)	—
Impairments during the period	—	(908)

Accumulated impairments December 31	(908)	(908)

Net book value January 1	5 171	6 257
Net book value December 31	5 723	5 171
Other intangible assets
Acquisition cost January 1	5 287	5 498
Translation differences	216	(142)
Additions during the period	58	50
Acquisitions	21	3
Retirements during the period	(142)	(26)
Impairments during the period	—	(94)
Disposals during the period	(3)	(2)

Accumulated acquisition cost December 31	5 437	5 287

Notes to the Consolidated Financial Statements (Continued)

13.	Intangible assets (Continued)

	2010	2009
	EURm	EURm

Accumulated amortization January 1	(2 525)	(1 585)
Translation differences	(42)	56
Retirements during the period	125	17
Impairments during the period	—	38
Disposals during the period	2	2
Amortization for the period	(1 069)	(1 053)

Accumulated amortization December 31	(3 509)	(2 525)

Net book value January 1	2 762	3 913
Net book value December 31	1 928	2 762

Notes to the Consolidated Financial Statements (Continued)

14.	Property, plant and equipment

	2010	2009
	EURm	EURm

Land and water areas
Acquisition cost January 1	59	60
Additions during the period	—	1
Disposals during the period	(2)	(2)

Accumulated acquisition cost December 31	57	59

Net book value January 1	59	60
Net book value December 31	57	59
Buildings and constructions
Acquisition cost January 1	1 312	1 274
Translation differences	69	(17)
Additions during the period	86	132
Disposals during the period	(53)	(77)

Accumulated acquisition cost December 31	1 414	1 312

Accumulated depreciation January 1	(385)	(350)
Translation differences	(19)	3
Disposals during the period	41	42
Depreciation for the period	(90)	(80)

Accumulated depreciation December 31	(453)	(385)

Net book value January 1	927	924
Net book value December 31	961	927
Machinery and equipment
Acquisition cost January 1	3 984	4 183
Translation differences	213	(67)
Additions during the period	472	386
Acquisitions	4	1
Impairments during the period	—	(1)
Disposals during the period	(669)	(518)

Accumulated acquisition cost December 31	4 004	3 984

Accumulated depreciation January 1	(3 168)	(3 197)
Translation differences	(164)	50
Disposals during the period	639	489
Depreciation for the period	(492)	(510)

Accumulated depreciation December 31	(3 185)	(3 168)

Net book value January 1	816	986
Net book value December 31	819	816

Notes to the Consolidated Financial Statements (Continued)

14.	Property, plant and equipment (Continued)

	2010	2009
	EURm	EURm

Other tangible assets
Acquisition cost January 1	47	30
Translation differences	6	(2)
Additions during the period	15	19
Disposals during the period	(12)	—

Accumulated acquisition cost December 31	56	47

Accumulated depreciation January 1	(27)	(15)
Translation differences	(2)	1
Disposals during the period	9	—
Depreciation for the period	(17)	(13)

Accumulated depreciation December 31	(37)	(27)

Net book value January 1	20	15
Net book value December 31	19	20
Advance payments and fixed assets under construction
Net carrying amount January 1	45	105
Translation differences	3	(2)
Additions	92	29
Disposals	(1)	(1)
Transfers to:
Other intangible assets	—	(3)
Buildings and constructions	(20)	(34)
Machinery and equipment	(10)	(36)
Other tangible assets	(11)	(13)

Net carrying amount December 31	98	45

Total property, plant and equipment	1 954	1 867

15.	Investments in associated companies

	2010	2009
	EURm	EURm

Net carrying amount January 1	69	96
Translation differences	3	(4)
Additions	63	30
Deductions	(6)	(50)
Impairments	—	(19)
Share of results	1	30
Dividend	(1)	—
Other movements	7	(14)

Net carrying amount December 31	136	69

Notes to the Consolidated Financial Statements (Continued)

15.	Investments in associated companies — (Continued)

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

16.	Fair value of financial instruments

	Carrying amounts
			Financial
			instruments
			at fair	Loans and	Financial
	Current	Non-current	value	receivables	liabilities
	available-for-	available-for-	through	measured at	measured at	Total
	sale financial	sale financial	profit or	amortised	amortised	carrying	Fair
At December 31, 2010	assets	assets	loss	cost	cost	amounts	value
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Available-for-sale investments in publicly quoted equity shares		8				8	8
Other available-for-sale investments carried at fair value		293				293	293
Other available-for-sale investments carried at cost less impairment		232				232	232
Long-term loans receivable				64		64	60
Other non-current assets				4		4	4
Accounts receivable				7 570		7 570	7 570
Current portion of long-term loans receivable				39		39	39
Derivative assets			366			366	366
Other current financial assets				12		12	12
Fixed income and money-market investments carried at fair value	9 413					9 413	9 413
Investments designated at fair value through profit and loss			911			911	911

Total financial assets	9 413	533	1 277	7 689	—	18 912	18 908

Long-term interest-bearing liabilities					4 242	4 242	4 467
Other long-term non-interest bearing financial liabilities					13	13	13
Current portion of long-term loans payable					116	116	116
Short-term borrowings					921	921	921
Other financial liabilities			359		88	447	447
Accounts payable					6 101	6 101	6 101

Total financial liabilities	—	—	359	—	11 481	11 840	12 065

Notes to the Consolidated Financial Statements (Continued)

16.	Fair value of financial instruments (Continued)

	Carrying amounts
			Financial
			instruments
			at fair	Loans and	Financial
	Current	Non-current	value	receivables	liabilities
	available-for-	available-for-	through	measured at	measured at	Total
	sale financial	sale financial	profit or	amortised	amortised	carrying	Fair
At December 31, 2009	assets	assets	loss	cost	cost	amounts	value
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

Available-for-sale investments in publicly quoted equity shares		8				8	8
Other available-for-sale investments carried at fair value		257				257	257
Other available-for-sale investments carried at cost less impairment		258				258	258
Long-term loans receivable				46		46	40
Other non-current assets				6		6	6
Accounts receivable				7 981		7 981	7 981
Current portion of long-term loans receivable				14		14	14
Derivative assets			316			316	316
Other current financial assets				13		13	13
Fixed income and money-market investments carried at fair value	7 151	31				7 182	7 182
Investments designated at fair value through profit and loss			580			580	580

Total financial assets	7 151	554	896	8 060	—	16 661	16 655

Long-term interest-bearing liabilities					4 432	4 432	4 691
Other long-term non-interest bearing financial liabilities					2	2	2
Current portion of long-term loans payable					44	44	44
Short-term borrowings					727	727	727
Other financial liabilities			245			245	245
Accounts payable					4 950	4 950	4 950

Total financial liabilities	—	—	245	—	10 155	10 400	10 659

The current fixed income and money market investments included available for sale liquid assets of EUR 3 772 million (EUR 2 367 million in 2009) and cash equivalents of EUR 5 641 million (EUR 4 784 million in 2009). See Note 35, section Financial Credit Risk, for details on fixed income and money-market investments.

For information about the valuation of items measured at fair value see Note 1.

In the tables above, fair value is set to carrying amount for other available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate.

The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. Fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

The amount of change in the fair value of investments designated at fair value through profit and loss attributable to changes in the credit risk of the assets was deemed inconsequential during 2010. Changes in fair value that are attributable to changes in market conditions are calculated based on relevant benchmark interest rates.

The Group has a non-controlling interest that includes a put arrangement measured at its redemption value of EUR 88 million at December 31, 2010 presented in Other financial liabilities. The put arrangement has been exercised in the first quarter of 2011. The remaining portion of the line Other financial liabilities is comprised of derivatives liabilities.

Note 17 includes the split of hedge accounted and non-hedge accounted derivatives.

Notes to the Consolidated Financial Statements (Continued)

16.	Fair value of financial instruments (Continued)

The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

		Valuation	Valuation
	Instruments	technique	technique
	with quoted	using	using non-
	prices in active	observable	observable
	markets	data	data
At December 31, 2010	(Level 1)	(Level 2)	(Level 3)	Total
	EURm	EURm	EURm	EURm

Fixed income and money-market investments carried at fair value	9 215	198	—	9 413
Investments at fair value through profit and loss	911	—	—	911
Available-for-sale investments in publicly quoted equity shares	8	—	—	8
Other available-for-sale investments carried at fair value	—	14	279	293
Derivative assets	—	366	—	366

Total assets	10 134	578	279	10 991

Derivative liabilities	—	359	—	359

Total liabilities	—	359	—	359

		Valuation	Valuation
	Instruments	technique	technique
	with quoted	using	using non-
	prices in active	observable	observable
	markets	data	data
At December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Total
	EURm	EURm	EURm	EURm

Fixed income and money-market investments carried at fair value	6 933	249	—	7 182
Investments at fair value through profit and loss	580	—	—	580
Available-for-sale investments in publicly quoted equity shares	8	—	—	8
Other available-for-sale investments carried at fair value	—	15	242	257
Derivative assets	—	316	—	316

Total assets	7 521	580	242	8 343

Derivative liabilities	—	245	—	245

Total liabilities	—	245	—	245

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

Notes to the Consolidated Financial Statements (Continued)

16.	Fair value of financial instruments (Continued)

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

The following table shows a reconciliation of the opening and closing recorded amount of Level 3 financial assets, which are measured at fair value:

Other
available-for-sale
investments carried at
EURm	fair value

Balance at December 31, 2008	214
Total gains (losses) in income statement	(30)
Total gains (losses) recorded in other comprehensive income	15
Purchases	45
Sales	(2)
Transfer from level 1 and 2	—

Balance at December 31, 2009	242

Total gains (losses) in income statement	3
Total gains (losses) recorded in other comprehensive income	(11)
Purchases	78
Sales	(34)
Transfer from associated companies	1
Transfer from level 1 and 2	—

Balance at December 31, 2010	279

The gains and losses from Level 3 financial instruments are included in the line other operating expenses of the income statement for the respective period. A net loss of EUR 12 million (EUR 14 million in 2009) related to Level 3 financial instruments held at December 31, 2010, was included in the income statement during 2010.

Notes to the Consolidated Financial Statements (Continued)

17.	Derivative financial instruments

	Assets		Liabilities
2010	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	66	2 254	(154)	4 433
Cash flow hedges:
Forward foreign exchange contracts	41	8 025	(57)	8 572
Fair value hedges
Interest rate swaps	128	1 550	(8)	76
Cash flow and Fair value hedges:(3)
Cross currency interest rate swaps	—	—	(6)	378
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	73	5 349	(69)	7 956
Currency options bought	13	1 959	—	—
Currency options sold	—	—	(15)	749
Interest rate swaps	45	1 028	(50)	1 199

	366	20 165	(359)	23 363

	Assets		Liabilities
2009	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm

Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	12	1 128	(42)	2 317
Cash flow hedges:
Forward foreign exchange contracts	25	8 062	(25)	7 027
Interest rate swaps	—	—	(2)	330
Fair value hedges
Interest rate swaps	117	1 750	(10)	68
Cash flow and Fair value hedges:(3)
Cross currency interest rate swaps	—	—	(77)	416
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	147	5 785	(68)	6 504
Currency options bought	8	442	—	—
Currency options sold	—	—	(1)	102
Interest rate swaps	7	68	(20)	499
Cash settled equity options bought(4)	—	6	—	—

	316	17 241	(245)	17 263

(1)	The fair value of derivative financial instruments is included on the asset side under heading Other financial assets and on the liability side under Other financial liabilities.

Notes to the Consolidated Financial Statements (Continued)

17.	Derivative financial instruments (Continued)

(2)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(3)	These cross-currency interest rate swaps have been designated partly as fair value hedges and partly as cash flow hedges.

(4)	Cash settled equity options are used to hedge risk relating to employee incentive programs and investment activities.

In addition to derivative liabilities, the Group has a non-controlling interest that includes a put arrangement measured at its redemption value of EUR 88 million at December 31, 2010 presented in Other financial liabilities. The put arrangement has been exercised in the first quarter of 2011.

18.	Inventories

	2010	2009
	EURm	EURm

Raw materials, supplies and other	762	409
Work in progress	642	681
Finished goods	1 119	775

Total	2 523	1 865

19.	Prepaid expenses and accrued income

Prepaid expenses and accrued income totalled EUR 4 360 million in 2010 (EUR 4 551 million in 2009).

In 2010, prepaid expenses and accrued income included advance payments to Qualcomm of EUR 1 166 million (1 264 million in 2009). In 2008, Nokia and Qualcomm entered into a new 15 year agreement, under the terms of which Nokia has been granted a license to all Qualcomm’s patents for the use in Nokia mobile devices and Nokia Siemens Networks infrastructure equipment. The financial structure of the agreement included an upfront payment of EUR 1.7 billion, which is amortized over the contract period and ongoing royalties payable to Qualcomm. As part of the licence agreement, Nokia also assigned ownership of a number of patents to Qualcomm. These patents were valued using the income approach based on projected cash flows, on a discounted basis, over the assigned patents’ estimated useful life. Based on the valuation and underlying assumptions Nokia determined that the fair value of these patents were not material.

In addition, prepaid expenses and accrued income primarily consists of VAT and other tax receivables. Prepaid expenses and accrued income also includes prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.

Notes to the Consolidated Financial Statements (Continued)

20.	Valuation and qualifying accounts

	Balance at	Charged to			Balance
	beginning	cost and			at end
Allowances on assets to which they apply:	of year	expenses	Deductions(1)	Acquisitions	of year
	EURm	EURm	EURm	EURm	EURm

2010
Allowance for doubtful accounts	391	117	(145)	—	363
Excess and obsolete inventory	361	124	(184)	—	301
2009
Allowance for doubtful accounts	415	155	(179)	—	391
Excess and obsolete inventory	348	192	(179)	—	361
2008
Allowance for doubtful accounts	332	224	(141)	—	415
Excess and obsolete inventory	417	151	(221)	1	348

(1)	Deductions include utilization and releases of the allowances.

21.	Fair value and other reserves

				Available-for-sale
	Hedging reserve, EURm			investments, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Balance at December 31, 2007	54	(15)	39	(17)	1	(16)	37	(14)	23

Cash flow hedges:
Net fair value gains (losses)	281	(67)	214	—	—	—	281	(67)	214
Transfer of (gains) losses to income statement as adjustment to Net Sales	(631)	177	(454)	—	—	—	(631)	177	(454)
Transfer of (gains) losses to income statement as adjustment to Cost of Sales	186	(62)	124	—	—	—	186	(62)	124
Transfer of (gains) losses as a basis adjustment to assets and liabilities	124	(32)	92	—	—	—	124	(32)	92
Available-for-sale Investments:
Net fair value gains (losses)	—	—	—	(29)	9	(20)	(29)	9	(20)
Transfer to income statement on impairment	—	—	—	1	—	1	1	—	1
Transfer of net fair value (gains) losses to income statement on disposal	—	—	—	13	1	14	13	1	14
Movements attributable to non-controlling interests	87	(21)	66	3	(1)	2	90	(22)	68

Balance at December 31, 2008	101	(20)	81	(29)	10	(19)	72	(10)	62

Cash flow hedges:
Net fair value gains (losses)	(19)	6	(13)	—	—	—	(19)	6	(13)
Transfer of (gains) losses to income statement as adjustment to Net Sales	873	(222)	651	—	—	—	873	(222)	651
Transfer of (gains) losses to income statement as adjustment to Cost of Sales	(829)	205	(624)	—	—	—	(829)	205	(624)

Notes to the Consolidated Financial Statements (Continued)

21.	Fair value and other reserves (Continued)

				Available-for-sale
	Hedging reserve, EURm			investments, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Available-for-sale Investments:
Net fair value gains (losses)	—	—	—	36	(4)	32	36	(4)	32
Transfer to income statement on impairment	—	—	—	14	—	14	14	—	14
Transfer of net fair value (gains) losses to income statement on disposal	—	—	—	(2)	—	(2)	(2)	—	(2)
Movements attributable to non-controlling interests	(65)	16	(49)	(2)	—	(2)	(67)	16	(51)

Balance at December 31, 2009	61	(15)	46	17	6	23	78	(9)	69

Cash flow hedges:
Net fair value gains (losses)	(119)	12	(107)	—	—	—	(119)	12	(107)
Transfer of (gains) losses to income statement as adjustment to Net Sales	357	(57)	300	—	—	—	357	(57)	300
Transfer of (gains) losses to income statement as adjustment to Cost of Sales	(379)	70	(309)	—	—	—	(379)	70	(309)
Available-for-sale Investments:
Net fair value gains (losses)	—	—	—	(3)	(2)	(5)	(3)	(2)	(5)
Transfer to income statement on impairment	—	—	—	13	—	13	13	—	13
Transfer of net fair value (gains) losses to income statement on disposal	—	—	—	(1)	—	(1)	(1)	—	(1)
Movements attributable to non-controlling interests	50	(7)	43	—	—	—	50	(7)	43

Balance at December 31, 2010	(30)	3	(27)	26	4	30	(4)	7	3

In order to ensure that amounts deferred in the cash flow hedging reserve represent only the effective portion of gains and losses on properly designated hedges of future transactions that remain highly probable at the balance sheet date, Nokia has adopted a process under which all derivative gains and losses are initially recognized in the income statement. The appropriate reserve balance is calculated at the end of each period and posted to the fair value and other reserves.

The Group continuously reviews the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the fair value reserves during the years ended December 31, 2010 and 2009 do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur.

All of the net fair value gains or losses recorded in the fair value and other reserve at December 31, 2010 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the hedging reserve to the income statement when the forecasted foreign currency cash flows occur, at various dates up to approximately 1 year from the balance sheet date.

Notes to the Consolidated Financial Statements (Continued)

22.	Translation differences

	Translation			Net investment
	differences, EURm			hedging, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Balance at December 31, 2007	(204)	—	(204)	92	(51)	41	(112)	(51)	(163)

Translation differences:
Currency translation differences	595	—	595	—	—	—	595	—	595
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Net investment hedging:
Net investment hedging gains (losses)	—	—	—	(123)	32	(91)	(123)	32	(91)
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Movements attributable to non-controlling interests	—	—	—	—	—	—	—	—	—

Balance at December 31, 2008	391	0	391	(31)	(19)	(50)	360	(19)	341

Translation differences:
Currency translation differences	(556)	2	(554)	—	—	—	(556)	2	(554)
Transfer to profit and loss (financial income and expense)	(7)	—	(7)	—	—	—	(7)	—	(7)
Net investment hedging:
Net investment hedging gains (losses)	—	—	—	114	(31)	83	114	(31)	83
Transfer to profit and loss (financial income and expense)	—	—	—	1	—	1	1	—	1
Movements attributable to non-controlling interests	8	1	9	—	—	—	8	1	9

Balance at December 31, 2009	(164)	3	(161)	84	(50)	34	(80)	(47)	(127)

Translation differences:
Currency translation differences	1 302	3	1 305	—	—	—	1 302	3	1 305
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Net investment hedging:
Net investment hedging gains (losses)				(389)	101	(288)	(389)	101	(288)
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Movements attributable to non-controlling interests	(63)	(2)	(65)	—	—	—	(63)	(2)	(65)

Balance at December 31, 2010	1 075	4	1 079	(305)	51	(254)	770	55	825

23.	The shares of the Parent Company

Nokia shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at General Meetings of Nokia.

On December 31, 2010, the share capital of Nokia Corporation was EUR 245 896 461.96 and the total number of shares issued was 3 744 956 052.

On December 31, 2010, the total number of shares included 35 826 052 shares owned by Group companies representing approximately 1.0% of the share capital and the total voting rights.

Under the Articles of Association of Nokia, Nokia Corporation does not have minimum or maximum share capital or a par value of a share.

Notes to the Consolidated Financial Statements (Continued)

23.	The shares of the Parent Company (Continued)

Authorizations

Authorization to increase the share capital

At the Annual General Meeting held on May 3, 2007, Nokia shareholders authorized the Board of Directors to issue a maximum of 800 million shares through one or more issues of shares or special rights entitling to shares, including stock options. This authorization was effective until June 30, 2010 as per the resolution of the Annual General Meeting on May 3, 2007, but it was terminated by the resolution of the Annual General Meeting on May 6, 2010.

At the Annual General Meeting held on May 6, 2010, Nokia shareholders authorized the Board of Directors to issue a maximum of 740 million shares through one or more issues of shares or special rights entitling to shares, including stock options. The Board of Directors may issue either new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights, including to whom the shares and the special rights may be issued. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The authorization is effective until June 30, 2013.

At the end of 2010, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on April 23, 2009, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted equity. Nokia did not repurchase any shares on the basis of this authorization. This authorization was effective until June 30, 2010 as per the resolution of the Annual General Meeting on April 23, 2009, but it was terminated by the resolution of the Annual General Meeting on May 6, 2010.

At the Annual General Meeting held on May 6, 2010, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted equity. The amount of shares corresponds to less than 10% of all the shares of the Company. The shares may be repurchased under the buy back authorization in order to develop the capital structure of the Company. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The authorization is effective until June 30, 2011.

Authorizations proposed to the Annual General Meeting 2011

On January 27, 2011, Nokia announced that the Board of Directors will propose that the Annual General Meeting convening on May 3, 2011 authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares. The proposed maximum number of shares that may be repurchased is the same as the Board’s current share repurchase authorization and it corresponds to less than 10% of all the shares of the company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or

Notes to the Consolidated Financial Statements (Continued)

23.	The shares of the Parent Company (Continued)

through public trading from the stock market. The authorization would be effective until June 30, 2012 and terminate the current authorization for repurchasing of the Company’s shares resolved at the Annual General Meeting on May 6, 2010.

24.  Share-based payment

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

The share-based compensation expense for all equity-based incentive awards amounted to EUR 47 million in 2010 (EUR 16 million in 2009 and EUR 74 million in 2008).

Stock options

During 2010 we administered two global stock option plans, the Stock Option Plan 2005 and 2007, each of which, including its terms and conditions, has been approved by the Annual General Meetings in the year when the plan was launched.

Each stock option entitles the holder to subscribe for one new Nokia share. The stock options are non-transferable and may be exercised for shares only. All of the stock options have a vesting schedule with 25% of the options vesting one year after grant and 6.25% each quarter thereafter. The stock options granted under the plans generally have a term of five years.

The exercise price of the stock options is determined at the time of grant, on a quarterly basis, in accordance with a pre-agreed schedule after the release of Nokia’s periodic financial results. The exercise prices are based on the trade volume weighted average price of a Nokia share on NASDAQ OMX Helsinki during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any day-specific fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have the right to change how the exercise price is determined.

Shares will be eligible for dividend for the financial year in which the subscription takes place. Other shareholder rights commence on the date on which the subscribed shares are entered in the Trade Register. The stock option grants are generally forfeited if the employment relationship terminates with Nokia.

Pursuant to the stock options issued under the global stock option plans, an aggregate maximum number of 21 743 599 new Nokia shares may be subscribed for, representing 0.6% of the total number of votes at December 31, 2010. The exercises of stock options resulted in an increase of Nokia’s share capital prior to May 3, 2007. After that date the exercises of stock options have no longer resulted in an increase of the share capital as thereafter all share subscription prices are recorded in the fund for invested non-restricted equity as per a resolution by the Annual General Meeting.

There were no stock options outstanding as of December 31, 2010, which upon exercise would result in an increase of the share capital of the parent company.

Notes to the Consolidated Financial Statements (Continued)

24.  Share-based payment (Continued)

The table below sets forth certain information relating to the stock options outstanding at December 31, 2010.

					Vesting
					status
					(as percentage of
		Stock			total
Plan		options	Number of		number of				Exercise
(year		outstanding	participants	Option (sub)	stock options	Exercise period			price/
of launch)		2010	(approx.)	category	outstanding)	First vest date	Last vest date	Expiry date	Share
									EUR

2005	(1)	6 465 329	3 500	2005 2Q	Expired	July 1, 2006	July 1, 2009	December 31, 2010	12.79
				2005 3Q	Expired	October 1, 2006	October 1, 2009	December 31, 2010	13.09
				2005 4Q	Expired	January 1, 2007	January 1, 2010	December 31, 2010	14.48
				2006 1Q	100.00	April 1, 2007	April 1, 2010	December 31, 2011	14.99
				2006 2Q	100.00	July 1, 2007	July 1, 2010	December 31, 2011	18.02
				2006 3Q	100.00	October 1, 2007	October 1, 2010	December 31, 2011	15.37
				2006 4Q	93.75	January 1, 2008	January 1, 2011	December 31, 2011	15.38
				2007 1Q	87.50	April 1, 2008	April 1, 2011	December 31, 2011	17.00
2007	(1)	15 278 270	11 000	2007 2Q	81.25	July 1, 2008	July 1, 2011	December 31, 2012	18.39
				2007 3Q	75.00	October 1, 2008	October 1, 2011	December 31, 2012	21.86
				2007 4Q	68.75	January 1, 2009	January 1, 2012	December 31, 2012	27.53
				2008 1Q	62.50	April 1, 2009	April 1, 2012	December 31, 2013	24.15
				2008 2Q	56.25	July 1, 2009	July 1, 2012	December 31, 2013	19.16
				2008 3Q	50.00	October 1, 2009	October 1, 2012	December 31, 2013	17.80
				2008 4Q	43.75	January 1, 2010	January 1, 2013	December 31, 2013	12.43
				2009 1Q	37.50	April 1, 2010	April 1, 2013	December 31, 2014	9.82
				2009 2Q	31.25	July 1, 2010	July 1, 2013	December 31, 2014	11.18
				2009 3Q	25.00	October 1, 2010	October 1, 2013	December 31, 2014	9.28
				2009 4Q	—	January 1, 2011	January 1, 2014	December 31, 2014	8.76
				2010 1Q	—	April 1, 2011	April 1, 2014	December 31, 2015	10.11
				2010 2Q	—	July 1, 2011	July 1, 2014	December 31, 2015	8.86
				2010 3Q	—	October 1, 2011	October 1, 2014	December 31, 2015	7.29
				2010 4Q	—	January 1, 2012	January 1, 2015	December 31, 2015	7.59

(1)	The Group’s current global stock option plans have a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years.

Notes to the Consolidated Financial Statements (Continued)

24.  Share-based payment (Continued)

Total stock options outstanding at December 31, 2010(1)

		Weighted average	Weighted
		exercise price	average share
	Number of shares	EUR(2)	price EUR(2)

Shares under option at January 1, 2008	35 567 227	15.28
Granted	3 767 163	17.44
Exercised	3 657 985	14.21	22.15
Forfeited	783 557	16.31
Expired	11 078 983	14.96
Shares under option at December 31, 2008	23 813 865	15.89
Granted	4 791 232	11.15
Exercised	104 172	6.18	9.52
Forfeited	893 943	17.01
Expired	4 567 020	13.55
Shares under option at December 31, 2009	23 039 962	15.39
Granted	6 708 582	8.73
Exercised	39 772	2.20	9.44
Forfeited	1 698 435	12.07
Expired	6 065 041	13.97
Shares under option at December 31, 2010	21 945 296	14.04
Options exercisable at December 31, 2007 (shares)	21 535 000	14.66
Options exercisable at December 31, 2008 (shares)	12 895 057	14.77
Options exercisable at December 31, 2009 (shares)	13 124 925	16.09
Options exercisable at December 31, 2010 (shares)	11 376 937	17.07

(1)	Includes also stock options granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The weighted average exercise price and the weighted average share price do not incorporate the effect of transferable stock option exercises during 2007 by option holders not employed by the Group.

The weighted average grant date fair value of stock options granted was EUR 2.29 in 2010, EUR 2.34 in 2009 and EUR 3.92 in 2008.

Notes to the Consolidated Financial Statements (Continued)

24.  Share-based payment (Continued)

The options outstanding by range of exercise price at December 31, 2010 are as follows:

Options outstanding
		Weighted average	Weighted
		remaining	average
		contractual life	exercise
Exercise prices EUR	Number of shares	in years	price EUR

0.94-9.82	6 201 937	5.00	8.66
10.11-14.99	4 973 503	3.78	11.46
15.37-19.16	10 681 907	1.61	18.28
19.43-27.53	87 949	1.70	23.96

	21 945 296

Nokia calculates the fair value of stock options using the Black-Scholes model. The fair value of the stock options is estimated at the grant date using the following assumptions:

	2010	2009	2008

Weighted average expected dividend yield	4.73%	3.63%	3.20%
Weighted average expected volatility	52.09%	43.46%	39.92%
Risk-free interest rate	1.52% - 2.49%	1.97% - 2.94%	3.15% - 4.58%
Weighted average risk-free interest rate	1.78%	2.23%	3.65%
Expected life (years)	3.59	3.60	3.55
Weighted average share price, EUR	8.27	10.82	16.97

Expected term of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option plans.

Expected volatility has been set by reference to the implied volatility of options available on Nokia shares in the open market and in light of historical patterns of volatility.

Performance shares

During 2010, Nokia administered four global performance share plans, the Performance Share Plans of 2007, 2008, 2009 and 2010, each of which, including its terms and conditions, has been approved by the Board of Directors.

The performance shares represent a commitment by Nokia Corporation to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No performance shares will vest unless the Group’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the Group’s average annual net sales growth for the performance period of the plan and earnings per share (“EPS”) at the end of the performance period.

The 2007, 2008, 2009 and 2010 plans have a three-year performance period with no interim payout. The shares vest after the respective performance period. The shares will be delivered to the participants as soon as practicable after they vest. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with the performance shares. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Notes to the Consolidated Financial Statements (Continued)

24.  Share-based payment (Continued)

The following table summarizes our global performance share plans.

	Performance	Number of
	shares outstanding	participants	Performance
Plan	at threshold(1)(2)	(approx.)	period	Settlement

2007	0	5 000	2007-2009	2010
2008	0	5 000	2008-2010	2011
2009	2 469 189	5 000	2009-2011	2012
2010	3 243 580	4 000	2010-2012	2013

(1)	Shares under performance share plan 2008 vested on December 31, 2010 and are therefore not included in the outstanding numbers.

(2)	Does not include 7 354 outstanding performance shares with deferred delivery due to leave of absence.

The following table sets forth the performance criteria of each global performance share plan.

		Threshold Performance		Maximum Performance
			Average Annual		Average Annual
Plan		EPS(1)(2)	Net Sales Growth(1)	EPS(1)(2)	Net Sales Growth(1)
		EUR		EUR

2007	Performance period	1.26	9.5%	1.86	20%
2008	Performance period	1.72	4%	2.76	16%
2009	Performance period	1.01	(5)%	1.53	10%
2010	Performance period	0.82	0%	1.44	13.5%

(1)	Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%.

(2)	The EPS for 2007 plan: basic reported. The EPS for 2008 plan: diluted excluding special items. The EPS for 2009 and 2010 plans: diluted non-IFRS.

Performance Shares Outstanding at December 31, 2010(1)

	Number of	Weighted
	performance	average grant
	shares at	date fair value
	threshold	EUR(2)

Performance shares at January 1, 2008(5)	13 554 558
Granted	2 463 033	13.35
Forfeited	690 909
Vested(3)(4)(6)	7 291 463
Performance shares at December 31, 2008	8 035 219
Granted	2 960 110	9.57
Forfeited	691 325
Vested(5)(7)	5 210 044
Performance shares at December 31, 2009	5 093 960
Granted	3 576 403	5.94
Forfeited	1 039 908
Vested(8)	1 910 332
Performance shares at December 31, 2010	5 720 123

Notes to the Consolidated Financial Statements (Continued)

24.  Share-based payment (Continued)

(1)	Includes also performance shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of performance shares is estimated based on the grant date market price of the Company’s share less the present value of dividends, if any, expected to be paid during the vesting period.

(3)	Based on the performance of the Group during the Interim Measurement Period 2004-2005, under the 2004 Performance Share Plan, both performance criteria were met. Hence, 3 595 339 Nokia shares equaling the threshold number were delivered in 2006. The final payout, in 2008, was adjusted by the shares delivered based on the Interim Measurement Period.

(4)	Includes also performance shares vested under other than global equity plans.

(5)	Based on the performance of the Group during the Interim Measurement Period 2005-2006, under the 2005 Performance Share Plan, both performance criteria were met. Hence, 3 980 572 Nokia shares equaling the threshold number were delivered in 2007. The performance shares related to the interim settlement of the 2005 Performance Share Plan are included in the number of performance shares outstanding at January 1, 2008 as these performance shares were outstanding until the final settlement in 2009. The final payout, in 2009, was adjusted by the shares delivered based on the Interim Measurement Period.

(6)	Includes performance shares under Performance Share Plan 2006 that vested on December 31, 2008.

(7)	Includes performance shares under Performance Share Plan 2007 that vested on December 31, 2009.

(8)	Includes performance shares under Performance Share Plan 2008 that vested on December 31, 2010.

There will be no settlement under the Performance Share Plan 2008 as neither of the threshold performance criteria of EPS and Average Annual Net Sales Growth of this plan was met.

Restricted shares

During 2010, Nokia administered four global restricted share plans, the Restricted Share Plan 2007, 2008, 2009 and 2010, each of which, including its terms and conditions, has been approved by the Board of Directors.

Restricted shares are used to recruit, retain, and motivate selected high potential and critical talent who are vital to the future success of Nokia. Restricted shares are used only for key management positions and other critical talent.

All of the Group’s restricted share plans have a restriction period of three years after grant. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. The restricted share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Notes to the Consolidated Financial Statements (Continued)

24.  Share-based payment (Continued)

Restricted Shares Outstanding at December 31, 2010(1)

Weighted
	Number of	average grant
	Restricted	date fair value
	Shares	EUR(2)

Restricted Shares at January 1, 2008	5 995 329
Granted(3)	4 799 543	13.89
Forfeited	358 747
Vested	2 386 728
Restricted Shares at December 31, 2008	8 049 397
Granted	4 288 600	7.59
Forfeited	446 695
Vested	2 510 300
Restricted Shares at December 31, 2009	9 381 002
Granted	5 801 800	6.85
Forfeited	1 492 357
Vested	1 330 549
Restricted Shares at December 31, 2010(4)	12 359 896

(1)	Includes also restricted shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.

(2)	The fair value of restricted shares is estimated based on the grant date market price of the Company’s share less the present value of dividends, if any, expected to be paid during the vesting period.

(3)	Includes grants assumed under “NAVTEQ Plan” (as defined below).

(4)	Includes 849 800 restricted shares granted in Q4 2007 under Restricted Share Plan 2007 that vested on January 1, 2011.

Other equity plans for employees

In addition to the global equity incentive plans described above, Nokia has equity plans for Nokia-acquired businesses or employees in the United States and Canada under which participants can receive Nokia ADSs or ordinary shares. These equity plans do not result in an increase in the share capital of Nokia.

On the basis of these plans, the Group had 0.2 million stock options outstanding on December 31, 2010. The weighted average exercise price is USD 13.72.

In connection with the July 10, 2008 acquisition of NAVTEQ, the Group assumed NAVTEQ’s 2001 Stock Incentive Plan (“NAVTEQ Plan”). All unvested NAVTEQ restricted stock units under the NAVTEQ Plan were converted to an equivalent number of restricted stock units entitling their holders to Nokia shares. The maximum number of Nokia shares to be delivered to NAVTEQ employees during the years 2008-2012 is approximately 3 million, of which approximately 2 million shares have already been delivered by December 31, 2010. The Group does not intend to make further awards under the NAVTEQ Plan.

The Group also has an Employee Share Purchase Plan in the United States, which permits all full-time Nokia employees located in the United States to acquire Nokia ADSs at a 15% discount. The purchase of the ADSs is funded through monthly payroll deductions from the salary of the participants, and the

Notes to the Consolidated Financial Statements (Continued)

24.  Share-based payment (Continued)

ADSs are purchased on a monthly basis. As of December 31, 2010, approximately 12.8 million ADSs had been purchased under this plan since its inception, and there were a total of approximately 550 participants in the plan.

25.	Deferred taxes

	2010	2009
	EURm	EURm

Deferred tax assets:
Intercompany profit in inventory	76	77
Tax losses carried forward	388	263
Warranty provision	82	73
Other provisions	268	315
Depreciation differences and untaxed reserves	782	796
Share-based compensation	21	15
Other temporary differences	447	320
Reclassification due to netting of deferred taxes	(468)	(352)

Total deferred tax assets	1 596	1 507

Deferred tax liabilities:
Depreciation differences and untaxed reserves	(406)	(469)
Fair value gains/losses	(13)	(67)
Undistributed earnings	(353)	(345)
Other temporary differences(1)	(718)	(774)
Reclassification due to netting of deferred taxes	468	352

Total deferred tax liabilities	(1 022)	(1 303)

Net deferred tax assets	574	204

The tax charged to equity:	(1)	(13)

(1)	In 2010, other temporary differences include a deferred tax liability of EUR 542 million (EUR 744 million in 2009) arising from purchase price allocation related to Nokia Siemens Networks and NAVTEQ.

At December 31, 2010, the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 1 792 million (EUR 1 150 million in 2009), most of which will not expire within 10 years.

At December 31, 2010, the Group had loss carry forwards, temporary differences and tax credits of EUR 3 323 million (EUR 2 532 million in 2009) for which no deferred tax asset was recognized due to uncertainty of utilization of these items. Most of these items do not have an expiry date.

At December 31, 2010, the Group had undistributed earnings of EUR 360 million (EUR 322 million in 2009) on which no deferred tax liability has been formed as these have been considered to be permanent investments.

Notes to the Consolidated Financial Statements (Continued)

26.	Accrued expenses and other liabilities

	2010	2009
	EURm	EURm

Social security, VAT and other taxes	1 585	1 808
Wages and salaries	619	474
Deferred revenue	786	231
Advance payments	1 172	546
Other	3 203	3 445

Total	7 365	6 504

Other operating expense accruals include accrued discounts, royalties and marketing expenses as well as various amounts which are individually insignificant.

27.	Provisions

			IPR	Project
	Warranty	Restructuring	infringements	losses	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

At January 1, 2009	1 375	356	343	245	460	813	3 592
Exchange differences	(13)	—	—	—	—	—	(13)
Additional provisions	793	268	73	269	139	344	1 886
Change in fair value	—	—	—	—	—	(1)	(1)
Changes in estimates	(178)	(62)	(9)	(63)	(325)	(174)	(811)

Charged to profit and loss account	615	206	64	206	(186)	169	1 074

Utilized during year	(1 006)	(378)	(17)	(254)	0	(280)	(1 935)

At December 31, 2009	971	184	390	197	274	702	2 718

			IPR	Project
	Warranty	Restructuring	infringements	losses	Tax	Other	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm

At January 1, 2010	971	184	390	197	274	702	2 718
Exchange differences	40	—	—	—	—	—	40
Additional provisions	888	228	106	239	40	238	1 739
Changes in estimates	(43)	(44)	(15)	(52)	(13)	(87)	(254)

Charged to profit and loss account	845	184	91	187	27	151	1 485

Utilized during year	(928)	(173)	(32)	(177)	(5)	(338)	(1 653)

At December 31, 2010	928	195	449	207	296	515	2 590

	2010	2009
	EURm	EURm

Analysis of total provisions at December 31:
Non-current	837	841
Current	1 753	1 877

Outflows for the warranty provision are generally expected to occur within the next 18 months. Timing of outflows related to tax provisions is inherently uncertain. In 2009, tax provisions decreased due to the positive development and outcome of various prior year items.

Notes to the Consolidated Financial Statements (Continued)

27.	Provisions (Continued)

The restructuring provision is mainly related to restructuring activities in Devices & Services and Nokia Siemens Networks segments. The majority of outflows related to the restructuring is expected to occur during 2011.

In 2010, Devices & Services recognized restructuring provisions of EUR 85 million mainly related to changes in Symbian Smartphones and Services organizations as well as certain corporate functions that are expected to result in a reduction of up to 1 800 employees globally. In 2009, Devices & Services recognized restructuring provisions of EUR 208 million mainly related to measures taken to adjust our business operations and cost base according to market conditions.

Restructuring and other associated expenses incurred in Nokia Siemens Networks in 2010 totaled EUR 316 million (EUR 310 million in 2009) including mainly personnel related expenses as well as expenses arising from the elimination of overlapping functions, and the realignment of product portfolio and related replacement of discontinued products in customer sites. These expenses included EUR 173 million (EUR 151 million in 2009) impacting gross profit, EUR 19 million (EUR 30 million in 2009) research and development expenses, EUR 21 million reversal of provision (EUR 12 million in 2009) in selling and marketing expenses, EUR 76 million (EUR 103 million in 2009) administrative expenses and EUR 27 million (EUR 14 million in 2009) other operating expenses. EUR 510 million was paid during 2010 (EUR 514 million during 2009).

Provisions for losses on projects in progress are related to Nokia Siemens Networks’ onerous contracts. Utilization of provisions for project losses is generally expected to occur in the next 18 months.

The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods.

Other provisions include provisions for non-cancelable purchase commitments, product portfolio provisions for the alignment of the product portfolio and related replacement of discontinued products in customer sites and provision for pension and other social security costs on share-based awards. In 2010, usage of other provisions mainly relates to product portfolio provisions. Most of those contracts were signed in 2008 and contract fullfillment occurred primarily in 2009 and 2010.

28.	Earnings per share

	2010	2009	2008

Numerator/EURm
Basic/Diluted:
Profit attributable to equity holders of the parent	1 850	891	3 988

Denominator/1000 shares
Basic:
Weighted average shares	3 708 816	3 705 116	3 743 622
Effect of dilutive securities:
Performance shares	324	9 614	25 997
Restricted shares	4 110	6 341	6 543
Stock options	—	1	4 201

	4 434	15 956	36 741
Diluted:
Adjusted weighted average and assumed conversions	3 713 250	3 721 072	3 780 363

Notes to the Consolidated Financial Statements (Continued)

28.	Earnings per share (Continued)

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

In 2010, stock options equivalent to 13 million shares (12 million in 2009 and 11 million in 2008) were excluded from the calculation of diluted earnings per share because they were determined to be anti-dilutive. In addition, 1 million of performance shares were excluded in 2010 from the calculation of dilutive shares because contingency conditions have not been met.

29.	Commitments and contingencies

	2010	2009
	EURm	EURm

Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	5	13
Contingent liabilities on behalf of Group companies
Other guarantees	1 262	1 350
Contingent liabilities on behalf of other companies
Other guarantees	17	3
Financing commitments
Customer finance commitments(1)	85	99
Venture fund commitments(2)	238	293

(1)	See also note 35 b).

(2)	See also note 35 a).

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments comprise of mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2010 (EUR 18 million in 2009).

Assets pledged for the Group’s own commitments include available-for-sale investments of EUR 5 million in 2010 (EUR 10 million of available-for-sale investments in 2009).

Other guarantees include guarantees of EUR 984 million in 2010 (EUR 1 013 million in 2009) provided to certain Nokia Siemens Networks’ customers in the form of bank guarantees or corporate guarantees issued by Nokia Siemens Networks’ Group entity. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the guarantee, compensation is payable on demand or subject to verification of non-performance. Volume of Other guarantees has decreased due to release of certain commercial guarantees and due to exclusion of those guarantees where possibility for claim is considered as remote.

Contingent liabilities on behalf of other companies were EUR 17 million in 2010 (EUR 3 million in 2009).

Financing commitments of EUR 85 million in 2010 (EUR 99 million in 2009) are available under loan facilities negotiated mainly with Nokia Siemens Networks’ customers. Availability of the amounts is dependent upon the borrower’s continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are

Notes to the Consolidated Financial Statements (Continued)

29.	Commitments and contingencies (Continued)

primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.

Venture fund commitments of EUR 238 million in 2010 (EUR 293 million in 2009) are financing commitments to a number of funds making technology related investments. As a limited partner in these funds, Nokia is committed to capital contributions and also entitled to cash distributions according to respective partnership agreements.

The Group is party to routine litigation incidental to the normal conduct of business, including, but not limited to, several claims, suits and actions both initiated by third parties and initiated by Nokia relating to infringements of patents, violations of licensing arrangements and other intellectual property related matters, as well as actions with respect to products, contracts and securities. Based on the information currently available, in the opinion of the management outcome of and liabilities in excess of what has been provided for related to these or other proceedings, in the aggregate, are not likely to be material to the financial condition or result of operations.

At December 31, 2010, the Group had purchase commitments of EUR 2 606 million (EUR 2 765 million in 2009) relating to inventory purchase obligations, service agreements and outsourcing arrangements, primarily for purchases in 2011.

30.	Leasing contracts

The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time

The future costs for non-cancellable leasing contracts are as follows:

Operating
leases

Leasing payments, EURm
2011	285
2012	215
2013	160
2014	122
2015	82
Thereafter	205

Total	1 069

Rental expense amounted to EUR 429 million in 2010 (EUR 436 million in 2009 and EUR 418 million in 2008).

31.	Related party transactions

At December 31, 2010, the Group had borrowings amounting to EUR 69 million (EUR 69 million in 2009 and EUR 69 million in 2008) from Nokia Unterstützungskasse GmbH, the Group’s German pension fund, which is a separate legal entity. The loan bears interest at 6% annum and its duration is pending until further notice by the loan counterparts who have the right to terminate the loan with a 90 day notice period.

There were no loans made to the members of the Group Executive Board and Board of Directors at December 31, 2010, 2009 or 2008, respectively.

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

	2010	2009	2008
	EURm	EURm	EURm

Transactions with associated companies
Share of results of associated companies	1	30	6
Dividend income	1	—	6
Share of shareholders’ equity of associated companies	61	35	21
Sales to associated companies	15	8	59
Purchases from associated companies	186	211	162
Receivables from associated companies	3	2	29
Liabilities to associated companies	22	31	8

Management compensation

The following table sets forth the salary and cash incentive information awarded and paid or payable by the company to the Chief Executive Officer and President of Nokia Corporation for fiscal years 2008-2010 as well as the share-based compensation expense relating to equity-based awards, expensed by the company.

	2010			2009			2008
		Cash	Share-based		Cash	Share-based		Cash	Share-based
	Base	incentive	compensation	Base	incentive	compensation	Base	incentive	compensation
	salary	payments	Expense	salary	payments	expense	salary	payments	expense
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Stephen Elop President and CEO from September 21, 2010	280 303	440 137	67 018	—	—	—	—	—	—
Olli-Pekka Kallasvuo President and CEO until September 20, 2010	979 758	676 599	–2 455 999 *	1 176 000	1 288 144	2 840 777	1 144 800	721 733	1 286 370

*	The net negative share-based compensation expense of EUR 2 455 999 for Mr. Kallasvuo consisted of EUR 748 000 compensation for the fair market value of the 100 000 restricted Nokia shares granted to him in 2007, which were to vest on October 1, 2010, and reversal of the previously recognized share-based compensation expense, due to termination of Mr. Kallasvuo’s employment and forfeiture of his other equity grants.

Total remuneration of the Group Executive Board awarded for the fiscal years 2008-2010 was EUR 9 009 253 in 2010 (EUR 10 723 777 in 2009 and EUR 8 859 567 in 2008), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards expensed by the company was EUR 3 186 223 in 2010 (EUR 9 668 484 in 2009 and EUR 4 850 204 in 2008).

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	2010	2010	2009	2009	2008	2008
	Gross	Shares	Gross	Shares	Gross	Shares
	Annual Fee	Received	Annual Fee	Received	Annual Fee	Received
	EUR(1)		EUR(1)		EUR(1)

Board of Directors
Jorma Ollila, Chairman	440 000	20 710	440 000	16 575	440 000	9 499
Dame Marjorie Scardino,	150 000	7 058	150 000	5 649	150 000	3 238
Vice Chairman
Georg Ehrnrooth(2)	—	—	155 000	5 838	155 000	3 346
Lalita D. Gupte(3)	140 000	6 588	140 000	5 273	140 000	3 022
Bengt Holmström	130 000	6 117	130 000	4 896	130 000	2 806
Henning Kagermann	130 000	6 117	130 000	4 896	130 000	2 806
Olli-Pekka Kallasvuo(4)	130 000	6 117	130 000	4 896	130 000	2 806
Per Karlsson(5)	155 000	7 294	155 000	5 838	155 000	3 346
Isabel Marey-Semper(6)	140 000	6 588	140 000	5 273	—	—
Risto Siilasmaa(7)	155 000	7 294	140 000	5 273	140 000	3 022
Keijo Suila(8)	130 000	6 117	130 000	4 896	140 000	3 022

(1)	Approximately 40% of each Board member’s gross annual fee is paid in Nokia shares purchased from the market (included in the table under “Shares Received”) and the remaining approximately 60% of the gross annual fee is paid in cash. Further, it is Nokia policy that the directors retain all company stock received as director compensation until the end of their board membership, subject to the need to finance any costs relating to the acquisition of the shares, including taxes.

(2)	The 2009 and 2008 fees of Georg Ehrnrooth amounted to an annual total of EUR 155 000 each year indicated, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee.

(3)	The 2010, 2009 and 2008 fees of Lalita Gupte amounted to an annual total of EUR 140 000 each year indicated, consisting of fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(4)	Olli-Pekka Kallasvuo left his position on the Nokia Board of Directors on September 10, 2010. This table includes fees paid to Olli-Pekka Kallasvuo for his services as a member of the Board, only.

(5)	The 2010, 2009 and 2008 fees of Per Karlsson amounted to an annual total of EUR 155 000 each year indicated, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.

(6)	The 2010 and 2009 fees paid to Isabel Marey-Semper amounted to an annual total of EUR 140 000 each year indicated, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(7)	The 2010 fee of Risto Siilasmaa amounted to a total of EUR 155 000, consisting of fee of EUR 130 000 for service as a member of the Board and EUR 25 000 for service as Chairman of the Audit Committee. The 2009 and 2008 fees of Risto Siilasmaa amounted to an annual total of EUR 140 000 each year indicated, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Notes to the Consolidated Financial Statements (Continued)

31.	Related party transactions (Continued)

(8)	The 2008 fee of Keijo Suila amounted to a total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Pension arrangements of certain Group Executive Board Members

Stephen Elop, President and CEO, participates in the Finnish TyEL pension system, which provides for a retirement benefit based on years of service and earnings according to a prescribed statutory system. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. The Finnish TyEL pension scheme provides for early retirement benefits at age 62 with a reduction in the amount of retirement benefits. Standard retirement benefits are available from age 63 to 68, according to an increasing scale.

As part of his supplemental retirement plan agreement, Olli-Pekka Kallasvuo could have retired at the age of 60 with full retirement benefits to the extent that he had remained employed at that time by Nokia. The amount of that retirement benefit would have been calculated as if Mr. Kallasvuo had continued his service with Nokia through the retirement age of 65. As Mr. Kallasvuo’s employment with Nokia ended prior to his 60th birthday, this supplemental pension benefit was forfeited and Nokia reversed the actuarial liability of EUR 10 154 000 associated with it.

Hallstein Moerk left the Group Executive Board as of March 31, 2010 and retired from employment with Nokia as of September 30, 2010 pursuant to the terms of his employment and pension agreement with Nokia. Nokia’s obligation was settled in full and it no longer has any actuarial liability for Mr. Moerk’s pension benefit.

Notes to the Consolidated Financial Statements (Continued)

32.	Notes to cash flow statements

	2010	2009	2008
	EURm	EURm	EURm

Adjustments for:
Depreciation and amortization (Note 10)	1 771	1 784	1 617
(Profit) loss on sale of property, plant and equipment
and available-for-sale investments	(193)	(111)	(11)
Income taxes (Note 12)	443	702	1 081
Share of results of associated companies (Note 15)	(1)	(30)	(6)
Non-controlling interest	(507)	(631)	(99)
Financial income and expenses (Note 11)	191	265	2
Transfer from hedging reserve to sales and cost of sales (Note 21)	(22)	44	(445)
Impairment charges (Note 8)	110	1 009	149
Asset retirements (Note 9, 13)	37	35	186
Share-based compensation (Note 24)	47	16	74
Restructuring charges	245	307	448
Settlement of a pension plan (Note 5)	—	—	152
Other income and expenses	(9)	—	(124)

Adjustments, total	2 112	3 390	3 024

Change in net working capital
Decrease (Increase) in short-term receivables	1 281	1 145	(534)
Decrease (Increase) in inventories	(512)	640	321
(Decrease) Increase in interest-free short-term borrowings	1 563	(1 698)	(2 333)
Loans made to customers	17	53	—

Change in net working capital	2 349	140	(2 546)

The Transfer from hedging reserve to sales and cost of sales for 2008 has been reclassified for comparability purposes from Other financial income and expenses to Adjustments to profit attributable to equity holders of the parent within Net cash from operating activities on the Consolidated Statements of Cash Flows.

In 2010, Nokia Siemens Networks’ EUR 750 million loans and capitalized interest of EUR 16 million from Siemens were converted to equity impacting the non-controlling interests in the consolidated statements of financial position. The Group did not engage in any material non-cash investing activities in 2009 and 2008.

Notes to the Consolidated Financial Statements (Continued)

32.	Notes to cash flow statements (Continued)

33.	Subsequent events

Nokia outlines new strategy, introduces new leadership and operational structure

On February 11, 2011, Nokia outlined its new strategic direction, including changes in leadership and operational structure designed to accelerate the company’s speed of execution in the intensely competitive mobile product market. The main elements of the new strategy includes: plans for a broad strategic partnership with Microsoft to build a new global mobile ecosystem, with Windows Phones serving as Nokia’s primary smartphone platform; a renewed approach to capture volume and value growth to connect “the next billion” to the internet in developing growth markets; focused investments in next-generation disruptive technologies; and a new leadership team and operational structure designed to focus on speed, accountability and results.

Nokia and Microsoft have entered into a non-binding term sheet, however, the planned partnership with Microsoft remains subject to negotiations and execution of definitive agreements by the parties and there can be no assurances that definite agreements will be entered into. The future impact to Nokia Group’s financial statements resulting from the terms of any definitive agreements will be evaluated once those terms are agreed.

As of April 1, 2011, Nokia will have a new operational structure, which features two distinct business units in Devices & Services business: Smart Devices and Mobile Phones. They will focus on Nokia’s key business areas: smartphones and mass-market mobile phones. Each unit will have profit-and-loss responsibility and end-to-end accountability for the full consumer experience, including product development, product management and product marketing.

Starting April 1, 2011, Nokia will present the financial information in line with the new organizational structure and provide financial information for three businesses: Devices & Services, NAVTEQ and Nokia Siemens Networks. Devices & Services will include two business units: Smart Devices and Mobile Phones as well as devices and services other and unallocated items. For IFRS financial reporting purposes, we will have four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, NAVTEQ and Nokia Siemens Networks.

Nokia Siemens Networks planned acquisition of certain wireless network infrastructure assets of Motorola

On July 19, 2010, Nokia Siemens Networks announced that it had entered into an agreement to acquire the majority of Motorola’s wireless network infrastructure assets for USD 1.2 billion in cash and cash equivalents. Approximately 7 500 employees are expected to transfer to Nokia Siemens Networks from Motorola’s wireless network infrastructure business when the transaction closes, including large research and development sites in the United States, China and India. As part of the transaction, Nokia Siemens Networks expects to enhance its capabilities in key wireless technologies, including WiMAX and CDMA, and to strengthen its market position in key geographic markets, in particular Japan and the United States. Nokia Siemens Networks is also targeting to gain incumbent relationship with more than 50 operators and to strengthen its relationship with certain of the largest communication service providers globally.

The Motorola acquisition is expected to close after the final antitrust approval by the Chinese regulatory authorities has been granted and the other closing conditions have been met.

Notes to the Consolidated Financial Statements (Continued)

34.	Principal Nokia Group companies at December 31, 2010

		Parent	Group
		holding	majority
		%	%

US	Nokia Inc.	—	100.0
DE	Nokia GmbH	100.0	100.0
GB	Nokia UK Limited	—	100.0
KR	Nokia TMC Limited	100.0	100.0
CN	Nokia Telecommunications Ltd	4.5	83.9
NL	Nokia Finance International B.V.	100.0	100.0
HU	Nokia Komárom Kft	100.0	100.0
IN	Nokia India Pvt Ltd	99.9	100.0
IT	Nokia Italia S.p.A	100.0	100.0
ES	Nokia Spain S.A.U	100.0	100.0
RO	Nokia Romania SRL	100.0	100.0
BR	Nokia do Brazil Technologia Ltda	99.9	100.0
RU	OOO Nokia	100.0	100.0
US	NAVTEQ Corp	—	100.0
NL	Nokia Siemens Networks B.V.	—	50.0	(1)
FI	Nokia Siemens Networks Oy	—	50.0
DE	Nokia Siemens Networks GmbH & Co KG	—	50.0
IN	Nokia Siemens Networks Pvt. Ltd.	—	50.0

(1)	Nokia Siemens Networks B.V., the ultimate parent of the Nokia Siemens Network group, is owned approximately 50% by each of Nokia and Siemens and consolidated by Nokia. Nokia effectively controls Nokia Siemens Networks as it has the ability to appoint key officers and the majority of the members of its Board of Directors, and accordingly, Nokia consolidated Nokia Siemens Networks.

A complete list of subsidiaries and associated companies is included in Nokia’s Statutory Accounts.

35.	Risk Management

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

The principles documented in Nokia’s Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business, function or category owner is also the risk owner, but it is everyone’s responsibility at Nokia to identify risks, which prevent Nokia to reach its objectives. Risk management covers strategic, operational, financial and hazard risks.

Key risks are reported to the Group level management to create assurance on business risks as well as to enable prioritization of risk management activities at Nokia. In addition to general principles, there

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

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

According to the foreign exchange policy guidelines of the Group, which remains the same as in the previous year, material transaction foreign exchange exposures are hedged unless hedging would be uneconomical due to market liquidity and/or hedging cost. Exposures are defined using nominal values of the transactions, except for foreign exchange options where the risk is measured using options’ delta. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have a duration of less than a year. The Group does not hedge forecasted foreign currency cash flows beyond two years.

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

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

At the end of the years 2010 and 2009, the following currencies represent a significant portion of the currency mix in the outstanding financial instruments:

2010	USD	JPY	CNY	INR
	EURm	EURm	EURm	EURm

FX derivatives used as cashflow hedges (net amount)(1)	(140)	521	—	(23)
FX derivatives used as net investment hedges (net amount)(2)	(642)	—	(2 834)	(702)
FX exposure from balance sheet items (net amount)(3)	(1 645)	(245)	(710)	(218)
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss (net amount)(3)	26	645	2 129	(95)
Cross currency / interest rate hedges	408	—	—	—

2009	USD	JPY	CNY	INR
	EURm	EURm	EURm	EURm

FX derivatives used as cashflow hedges (net amount)(1)	(1 767)	663	—	(78)
FX derivatives used as net investment hedges (net amount)(2)	(969)	(6)	(983)	(208)
FX exposure from balance sheet items (net amount)(3)	(464)	(421)	(1 358)	80
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss (net amount)(3)	(328)	578	1 633	(164)
Cross currency / interest rate hedges	375	—	—	—

(1)	The FX derivatives are used to hedge the foreign exchange risk from forecasted highly probable cashflows related to sales, purchases and business acquisition activities. In some of the currencies, especially in US Dollar, Nokia has substantial foreign exchange risks in both estimated cash inflows and outflows, which have been netted in the table. See Note 21 for more details on hedge accounting. The underlying exposures for which these hedges are entered into are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(2)	The FX derivatives are used to hedge the Group’s net investment exposure. The underlying exposures for which these hedges are entered into are not presented in the table, as they are not financial instruments as defined under IFRS 7.

(3)	The balance sheet items and some probable forecasted cash flows, which are denominated in foreign currencies, are hedged by a portion of FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss.

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items (i.e. price risk) or through changes in interest income or expenses (i.e. refinancing or reinvestment risk). Interest rate risk mainly arises through interest bearing liabilities and assets. Estimated future changes in cash flows and balance sheet structure also expose the Group to interest rate risk.

The objective of Interest rate risk management is to manage uncertainty caused by fluctuations in interest rates and minimizing net long-term interest rate costs over time.

The interest rate exposure of the Group is monitored and managed centrally. Nokia uses the Value-at-Risk (VaR) methodology to assess and measure the interest rate risk of the net investments (cash and investments less outstanding debt) and related derivatives.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

At the reporting date, the interest rate profile of the Group’s interest-bearing assets and liabilities is presented in the table below:

	2010		2009
	Fixed rate	Floating rate	Fixed rate	Floating rate
	EURm	EURm	EURm	EURm

Assets	8 795	3 588	5 712	3 241
Liabilities	(4 156)	(992)	(3 771)	(1 403)

Assets and liabilities before derivatives	4 639	2 596	1 941	1 838
Interest rate derivatives	1 036	(994)	1 628	(1 693)

Assets and liabilities after derivatives	5 675	1 602	3 569	145

Equity price risk

Nokia is exposed to equity price risk as the result of market price fluctuations in the listed equity instruments held mainly for strategic business reasons.

Nokia has certain strategic non-controlling investments in publicly listed equity shares. The fair value of the equity investments which are subject to equity price risk at December 31, 2010 was EUR 8 million (EUR 8 million in 2009). In addition, Nokia invests in private equity through venture funds, which, from time to time, may have holdings in equity instruments which are listed in stock exchanges. These investments are classified as available-for-sale carried at fair value. See Note 16 for more details on available-for-sale investments.

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

In Nokia the FX VaR is calculated with the Monte Carlo method, which simulates random values for exchange rates in which the Group has exposures and takes the non-linear price function of certain FX derivative instruments into account. The variance-covariance methodology is used to assess and measure the interest rate risk and equity price risk.

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

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

movements in market risk factors follow estimated historical movements; c) the assessed exposures do not change during the holding period. Thus it is possible that, for any given month, the potential losses at 95% confidence level are different and could be substantially higher than the estimated VaR.

FX risk

The VaR figures for the Group’s financial instruments, which are sensitive to foreign exchange risks, are presented in Table 1 below. As defined under IFRS 7, the financial instruments included in the VaR calculation are:

•	FX exposures from outstanding balance sheet items and other FX derivatives carried at fair value through profit and loss, which are not in a hedge relationship and are mostly used for hedging balance sheet FX exposure.

•	FX derivatives designated as forecasted cash flow hedges and net investment hedges. Most of the VaR is caused by these derivatives as forecasted cash flow and net investment exposures are not financial instruments as defined under IFRS 7 and thus not included in the VaR calculation.

Table 1 Foreign exchange positions Value-at-Risk

	VaR from financial instruments
	2010	2009
	EURm	EURm

At December 31	245	190
Average for the year	223	291
Range for the year	174-299	160-520

Interest rate risk

The VaR for the Group interest rate exposure in the investment and debt portfolios is presented in Table 2 below. Sensitivities to credit spreads are not reflected in the below numbers.

Table 2 Treasury investment and debt portfolios Value-at-Risk

	2010	2009
	EURm	EURm

At December 31	45	41
Average for the year	43	33
Range for the year	33-63	4-52

Equity price risk

The VaR for the Group equity investment in publicly traded companies is insignificant.

(b)	Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from bank and cash, fixed income and money-market investments, derivative financial instruments, loans receivable as well as credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions. Credit risk is managed separately for business related and financial credit exposures.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Except as detailed in the following table, the maximum exposure to credit risk is limited to the book value of the financial assets included in Group’s balance sheet:

	2010	2009
	EURm	EURm

Financial guarantees given on behalf of customers and other third parties	—	—
Loan commitments given but not used	85	99

	85	99

Business Related Credit Risk

The Company aims to ensure the highest possible quality in accounts receivable and loans due from customers and other third parties. The Group Credit Policy, approved by Group Executive Board, lays out the framework for the management of the business related credit risks in all Nokia group companies.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and other third parties, and committed credits.

Group Credit Policy provides that credit decisions are based on credit evaluation including credit ratings for larger exposures. Nokia & Nokia Siemens Networks Rating Policy defines the rating principles. Ratings are approved by Nokia & Nokia Siemens Networks Rating Committee. Credit risks are approved and monitored according to the credit policy of each business entity. These policies are based on the Group Credit Policy. Concentrations of customer or country risks are monitored at the Nokia Group level. When appropriate, credit risks are mitigated with the use of approved instruments, such as letters of credit, collateral or insurance and sale of selected receivables.

The accounts receivable do not include any major concentrations of credit risk by customer or by geography. Top three customers account for approximately 2.2%, 2.1% and 2.1% (2009: 2.2%, 2.2% and 1.9%) of Group accounts receivable and loans due from customers and other third parties as at December 31, 2010, while the top three credit exposures by country amounted to 8.5%, 7.4% and 5.5% (2009: 7.2%, 6.5% and 5.6%), respectively.

The Group has provided allowances for doubtful accounts as needed on accounts receivable and loans due from customers and other third parties not past due, based on the analysis of debtors’ credit quality and credit history. The Group establishes allowances for doubtful accounts that represent an estimate of incurred losses as of the end of the reporting period. All receivables and loans due from customers and other third parties are considered on an individual basis in establishing the allowances for doubtful accounts.

At December 31, 2010, the carrying amount before deducting any allowances for doubtful accounts relating to customers for which an allowance was provided amounted to EUR 2 521 million (2009: EUR 2 528 million). The amount of provision taken against that portion of these receivables considered to be impaired was EUR 363 million (2009: EUR 391 million) (see also note 20 Valuation and qualifying accounts).

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

An amount of EUR 472 million (2009: EUR 679 million) relates to past due receivables from customers for which no allowances for doubtful accounts were recognized. The aging of these receivables is as follows:

	2010	2009
	EURm	EURm

Past due 1-30 days	239	393
Past due 31-180 days	131	170
More than 180 days	102	116

	472	679

The carrying amount of accounts receivable that would otherwise be past due or impaired, but whose terms have been renegotiated was EUR 40 million (EUR 36 million in 2009).

At December 31, 2010, there were no loans due from customers and other third parties, for which an allowance for doubtful accounts was provided (2009: EUR 4 million).

There were no past due loans from customers and other third parties at December 31, 2010.

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

The table below presents the breakdown of the outstanding fixed income and money market investments by sector and credit rating grades ranked as per Moody’s rating categories.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

Fixed income and money-market investments1, 2, 3
EUR million

(1)	Fixed income and money-market investments include term deposits, investments in liquidity funds and investments in fixed income instruments classified as available-for-sale investments and investments at fair value through profit and loss. Liquidity funds invested solely in government securities are included under Governments. Other liquidity funds are included under Banks.

(2)	Included within fixed income and money-market investments is EUR 37 million of restricted investment at December 31, 2010 (EUR 48 million at December 31, 2009). They are restricted financial assets under various contractual or legal obligations.

(3)	Bank parent company ratings used here for bank groups. In some emerging markets countries, actual bank subsidiary ratings may differ from parent company rating.

89% of Nokia’s cash is held with banks of investment grade credit rating (84% for 2009).

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

Due to the dynamic nature of the underlying business, Nokia and Nokia Siemens Networks aim at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. Nokia and Nokia Siemens Networks manage their respective credit facilities independently and facilities do not include cross-default clauses between Nokia and Nokia Siemens Networks or any forms of guarantees from either party. At December 31, 2010, the committed facilities totaled EUR 3 508 million (EUR 4 113 million in 2009).

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

The most significant existing Committed Facilities include:

Borrower(s):

Nokia Corporation:	USD 1 923 million Revolving Credit Facility, maturing 2012
Nokia Siemens Networks Finance B.V. and Nokia Siemens Networks Oy:	EUR 2 000 million Revolving Credit Facility, maturing 2012

USD 1 923 million Revolving Credit Facility of Nokia Corporation is used primarily for US and Euro Commercial Paper Programs back up purposes. At year end 2010, this facility was fully undrawn.

EUR 2 000 million Revolving Credit Facility of Nokia Siemens Networks Finance B.V. and Nokia Siemens Networks Oy is used for general corporate purposes. The Facility includes financial covenants related to gearing test, leverage test and interest coverage test of Nokia Siemens Networks. As of December 31, 2010, EUR 103 million of the facility was drawn and all financial covenants were satisfied.

As of December 31, 2010, the weighted average commitment fee on the committed credit facilities was 0.83% per annum (0.70% in 2009).

The most significant existing funding programs as of December 31, 2010 were:

Issuer(s):	Program	Issued

Nokia Corporation:	Shelf registration statement on file with the US Securities and Exchange Commission	USD 1 500 million
Nokia Corporation:	Local commercial paper program in Finland, totaling EUR 750 million	—
Nokia Corporation:	US Commercial Paper (USCP) program, totaling USD 4 000 million	USD 500 million
Nokia Corporation and Nokia Finance
International B.V.:	Euro Commercial Paper (ECP) program, totaling USD 4 000 million	—
Nokia Siemens Networks Finance B.V.:	Local commercial paper program in Finland, totaling EUR 500 million	EUR 245 million

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

The following table below is an undiscounted cash flow analysis for both financial liabilities and financial assets that are presented on the balance sheet, and off-balance sheet instruments such as loan commitments according to their remaining contractual maturity. Line-by-line reconciliation with the balance sheet is not possible.

		Due between 3
		and
	Due within	12	Due between 1	Due between 3	Due beyond
At 31 December 2010	3 months	months	and 3 years	and 5 years	5 years
	EURm	EURm	EURm	EURm	EURm

Non-current financial assets
Available-for-sale investments	—	3	3	35	—
Long-term loans receivable	—	—	59	8	1
Other non-current assets	—	—	2	—	—
Current financial assets
Current portion of long-term loans receivable	9	33	—	—	—
Short-term loans receivable	—	1	—	—	—
Investments at fair value through profit and loss	10	18	322	44	1 043
Available-for-sale investment	7 904	1 229	163	97	77
Cash	1 951	—	—	—	—
Cash flows related to derivative financial assets net settled :
Derivative contracts — receipts	72	(53)	38	47	(276)
Cash flows related to derivative financial assets gross settled:
Derivative contracts — receipts	14 136	3 718	456	123	253
Derivative contracts — payments	(14 075)	(3 704)	(457)	(128)	(247)
Accounts receivable(1)	5 476	838	21	—	—
Non-current financial liabilities
Long-term liabilities	(119)	(90)	(839)	(2 351)	(2 596)
Current financial liabilities
Current portion of long-term loans	(2)	(125)	—	—	—
Short-term liabilities	(849)	(73)	—	—	—
Cash flows related to derivative financial liabilities net settled:(5)
Derivative contracts — payments	(3)	—	—	5	58
Cash flows related to derivative financial liabilities gross settled:(5)
Derivative contracts — receipts	18 836	3 506	655	310	450
Derivative contracts — payments	(19 085)	(3 545)	(651)	(295)	(420)
Other financial liabilities(4)	(88)	—	—	—	—
Accounts payable	(5 942)	(155)	(9)	—	—
Contingent financial assets and liabilities
Loan commitments given undrawn(2)	(27)	(38)	(20)	—	—
Loan commitments obtained undrawn(3)	50	—	3 355	—	—

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

		Due between 3
	Due within	and 12	Due between 1	Due between 3	Due beyond
At 31 December 2009	3 months	months	and 3 years	and 5 years	5 years
	EURm	EURm	EURm	EURm	EURm

Non-current financial assets
Long-term loans receivable	—	—	36	6	4
Other non-current assets	—	—	3	1	1
Current financial assets
Current portion of long-term loans receivable	4	11	—	—	—
Short-term loans receivable	1	1	—	—	—
Investments at fair value through profit and loss	3	22	29	515	139
Available-for-sale investment	6 417	322	290	110	116
Cash	1 142	—	—	—	—
Cash flows related to derivative financial assets net settled :
Derivative contracts — receipts	88	(47)	80	110	27
Cash flows related to derivative financial assets gross settled:
Derivative contracts — receipts	14 350	1 067	—	—	—
Derivative contracts — payments	(14 201)	(1 037)	—	—	—
Accounts receivable(1)	5 903	1 002	73	—	—
Non-current financial liabilities
Long-term liabilities	(124)	(96)	(594)	(2 973)	(2 596)
Current financial liabilities
Current portion of long-term loans	(3)	(41)	—	—	—
Short-term liabilities	(628)	(100)	—	—	—
Cash flows related to derivative financial liabilities net settled:(5)
Derivative contracts — payments	(1)	(4)	(11)	(3)	55
Cash flows related to derivative financial liabilities gross settled: (5)
Derivative contracts — receipts	14 529	1 444	45	292	466
Derivative contracts — payments	(14 652)	(1 455)	(36)	(279)	(469)
Accounts payable	(4 873)	(74)	(3)	—	—
Contingent financial assets and liabilities
Loan commitments given undrawn(2)	(59)	(40)	—	—	—
Loan commitments obtained undrawn(3)	—	—	2 841	—	—

(1)	Accounts receivable maturity analysis does not include accrued receivables and receivables accounted based on the percentage of completion method of EUR 1 235 million (2009: EUR 1 004 million).

(2)	Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called.

(3)	Loan commitments obtained undrawn have been included based on the period in which they expire.

(4)	Other financial liabilities in 2010 (EUR 0 million in 2009) include EUR 88 million non-derivative short term financial liabilities disclosed in Note 16.

Notes to the Consolidated Financial Statements (Continued)

35.	Risk Management (Continued)

(5)	In 2010 the Group has changed the presentation of certain derivatives from net settled to gross settled, to better reflect the nature of the contracts. The 2009 numbers have been aligned with the new presentation. The net cash flows for each time buckets remain the same.

In addition to items presented in the above table, the Group has entered in 2010 into an agreement to acquire the majority of the Motorola wireless network infrastructure assets for USD 1.2 billion in cash and cash equivalents. The Motorola acquisition is expected to close after the final antitrust approval by the Chinese regulatory authorities has been granted and the other closing conditions have been met.

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

Nokia purchases both annual insurance policies for specific risks as well as multiline and/or multiyear insurance policies, where available.

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

March 11, 2011