Form 20-F
period 2013-12-31
NOKIA CORP
filed 2014-04-30
CIK 924613

As filed with the Securities and Exchange Commission on April 30, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 1-13202

Nokia Corporation

(Exact name of Registrant as specified in its charter)

Republic of Finland

(Jurisdiction of incorporation)

Karakaari 7, P.O. Box 226, FI-02610 NOKIA GROUP, Espoo, Finland

(Address of principal executive offices)

Riikka Tieaho, Vice President, Corporate Legal, Telephone: +358 (0) 10 44 88 000, Facsimile: +358 (0) 7 1803-8503, Karakaari 7, P.O. Box 226, FI-02610 NOKIA GROUP, Espoo, Finland

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: 5.375% Notes due 2019 and 6.625% Notes due 2039.

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

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis and which refers generally to Nokia’s continuing operations, except where we make clear that the term means Nokia Corporation or a particular subsidiary or business segment only or the discontinued operations, and except that references to “our shares,” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation.

In this document, “Sale of the D&S Business” refers to the transaction announced on September 3, 2013 and closed on April 25, 2014 where Nokia sold substantially all of Nokia’s Devices & Services business “D&S Business” to Microsoft pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V. (referred to in this document as the “D&S Purchase Agreement”).

We have three businesses: Networks, HERE, and Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Networks, HERE, and Technologies. Below is a description of our four reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration. HERE focuses on the development of location intelligence, location-based services and local commerce. Technologies is built on Nokia’s Chief Technology Office and intellectual property rights and licensing activities. Networks also contains Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, as well as the Optical Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Networks business. Additionally, as a result of the Sale of the D&S Business, we report certain separate information for Discontinued Operations.

On August 7, 2013, Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens, and renamed the company Nokia Solutions and Networks, also referred to as NSN. After the closing of the Sale of the D&S Business, NSN was renamed Networks. Networks was consolidated by Nokia prior to this transaction. Beginning in the third quarter of 2013, Nokia has reported financial information for the two operating and reportable segments within Networks: Mobile Broadband and Global Services. Beginning in the fourth quarter of 2013, the Devices & Services business has been reported as Discontinued Operations. To reflect these changes, historical results information for past periods has been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results. When presenting financial information as at December 31, 2013 and related comparative information for previous periods, we generally refer to the names of the businesses and reportable segments as they were named at December 31, 2013. However, the terms “Networks” and “Nokia Solutions and Networks, or “NSN”, as well as “Technologies” and “Advanced Technologies” can be used interchangeably in this annual report.

Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this annual report on Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, or EMU, and references to “dollars,” “US dollars,” “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this annual report contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.3779 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the

Federal Reserve Bank of New York on December 31, 2013. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Our principal executive office is located at Karakaari 7, P.O. Box 226, FI-02610 Nokia Group, Espoo, Finland and our telephone number is Tel. +358 (0) 10 44 88 000.

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

In addition to the materials delivered to holders of ADRs by the Depositary, holders can access our consolidated financial statements, and other information included in our annual reports and proxy materials, at www.nokia.com. This annual report on Form 20-F is also available at www.nokia.com as well as on Citibank’s website at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search). Holders may also request a hard copy of this annual report by calling the toll-free number 1-877-NOKIA-ADR (1-877-665-4223), or by directing a written request to Citibank, N.A., Shareholder Services, PO Box 43124, Providence, RI 02940-5140, or by calling Nokia Investor Relations at +1-408-663-5685. With each annual distribution of our proxy materials, we offer our record holders of ADRs the option of receiving all of these documents electronically in the future.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding:

•	expectations, plans or benefits related to Nokia’s new strategy;

•	expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies;

•	expectations, plans or benefits related to changes in leadership and operational structure;

•	expectations regarding market developments, general economic conditions and structural changes;

•	expectations and targets regarding performance, including those related to market share, prices, net sales and margins;

•	the timing of the deliveries of our products and services;

•	expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations;

•	expectations and targets regarding collaboration and partnering arrangements;

•	the outcome of pending and threatened litigation, disputes, regulatory proceedings or investigations by authorities;

•

expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the Sale of the D&S Business;

•

statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to:

1)	our ability to execute our new strategy successfully and in a timely manner, and our ability to successfully adjust our operations;

2)	our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities;

3)	our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments;

4)	our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies;

5)	our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources;

6)	our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies;

7)	our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems;

8)	effects of impairments or charges to carrying values of assets, including goodwill, or liabilities;

9)	our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally;

10)	our Networks business’ dependence on a limited number of customers and large, multi-year contracts;

11)	our ability to retain, motivate, develop and recruit appropriately skilled employees;

12)	the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets;

13)	our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services;

14)	potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us;

15)	any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach;

16)	our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness;

17)	management of Networks’ customer financing exposure;

18)	the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements;

19)	our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights;

20)	the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business;

21)	exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies;

22)	our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits;

23)	the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business,

as well as the risk factors specified in this annual report under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A. Selected Financial Data

The financial data set forth below at December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013 has been derived from our audited consolidated financial statements included in Item 18 of this annual report. Financial data at December 31, 2009, 2010, and 2011 and for each of the years in the two-year period ended December 31, 2010 have been derived from our previously published audited consolidated financial statements not included in this annual report.

The financial data at December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(in millions, except per share data)
Profit and Loss Account Data
Net sales from continuing operations	13 373	13 586	15 968	15 400	12 709	17 512
Operating profit from continuing operations	(2 373)	(1 440)	(1 388)	(821)	519	715
Profit before tax from continuing operations	(2 579)	(1 672)	(1 542)	(1 179)	243	335
Profit from continuing operations	(2 668)	(1 577)	(1 615)	(1 483)	41	56
Profit from discontinued operations	2 928	2 920	128	(2 303)	(780)	(1 075)
Group profit for the year	260	1 343	(1 487)	(3 786)	(739)	(1 018)
Profit from continuing operations attributable to equity holders of the parent	(2 005)	(1 020)	(1 272)	(771)	186	256
Group profit attributable to equity holders of the parent	891	1 850	(1 163)	(3 105)	(615)	(847)
Earnings per share (for profit attributable to equity holders of the parent)
Basic earnings per share
From continuing operations	(0.54)	(0.28)	(0.34)	(0.21)	0.05	0.07
From the group profit of the year	0.24	0.50	(0.31)	(0.84)	(0.17)	(0.23)
Diluted earnings per share
From continuing operations	(0.54)	(0.28)	(0.34)	(0.21)	0.05	0.07
From the group profit of the year	0.24	0.50	(0.31)	(0.84)	(0.17)	(0.23)
Cash dividends per share	0.40	0.40	0.20	0.00	0.37 (1)	0.51 (1)
Average number of shares (millions of shares)
Basic	3 705	3 709	3 710	3 711	3 712	3 712
Diluted
Continuing operations	3 705	3 709	3 710	3 711	3 733	3 733
Group	3 721	3 713	3 710	3 711	3 712	3 712
Balance Sheet Data
Fixed assets and other non-current assets	12 259	12 136	10 950	9 323	6 048	8 334
Cash and other liquid assets(2)	8 873	12 275	10 902	9 909	8 971	12 361
Other current assets	14 606	14 712	14 373	10 752	4 825	6 648
Assets held for sale and assets of disposal groups classified as held for sale	—	—	—	—	5 347	7 368
Total assets	35 738	39 123	36 225	29 984	25 191	34 711
Capital and reserves attributable to equity holders of the parent	13 088	14 384	11 866	7 937	6 468	8 912
Non-controlling interests	1 661	1 847	2 043	1 302	192	265
Long-term interest-bearing liabilities	4 432	4 242	3 969	5 087	3 286	4 528
Other long-term liabilities	1 838	1 446	1 903	2 002	1 067	1 470
Borrowings due within one year	771	1 037	1 352	462	3 376	4 652
Other current liabilities	13 948	16 167	15 092	13 194	6 074	8 369
Liabilities of disposal groups classified as held for sale	—	—	—	—	4 728	6 515
Total shareholders’ equity and liabilities	35 738	39 123	36 225	29 984	25 191	34 711
Net interest-bearing debt	(3 670)	(6 996)	(5 581)	(4 360)	(2 309)	(3 180)
Share capital	246	246	246	246	246	339

(1)	The Board of Directors will propose the cash dividend for 2013 for shareholders’ approval at the Annual General Meeting convening on June 17, 2014. The proposal comprises of a planned ordinary dividend for 2013 of EUR 0.11 per share and a special dividend of EUR 0.26 per share.
(2)	Cash and other liquid assets consist of the following captions from our consolidated balance sheets: (1) bank and cash, (2) available-for-sale investments, cash equivalents, (3) available-for-sale investments, liquid assets and (4) investments at fair value through profit and loss, liquid assets. Net interest-bearing debt consists of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.

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

Under the Finnish Companies Act, we may distribute retained earnings on our shares only upon a shareholders’ resolution and subject to limited exceptions in the amount proposed by our Board of Directors. The amount of any distribution is limited to the amount of distributable earnings of the parent company pursuant to the last accounts approved by our shareholders, taking into account the material changes in the financial situation of the company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the company. Subject to exceptions relating to the right of minority shareholders to request a certain minimum distribution, the distribution may not exceed the amount proposed by the Board of Directors.

Share Buy-backs

Under the Finnish Companies Act, Nokia Corporation may repurchase its own shares pursuant to either a shareholders’ resolution or an authorization to the Board of Directors approved by the company’s shareholders. The authorization may amount to a maximum of 10% of all the shares of the company, and its maximum duration is 18 months. The Board of Directors has been regularly authorized by our shareholders at the Annual General Meetings to repurchase Nokia’s own shares, and during the past three years the authorization covered 360 million shares in 2011, 360 million shares in 2012 and 370 million shares in 2013. The amount authorized each year has been at or slightly under the maximum limit provided by the Finnish Companies Act. Nokia has not repurchased any of its own shares since September 2008.

On April 29, 2014, we announced that the Board of Directors will propose that the Annual General Meeting convening on June 17, 2014 authorize the Board to resolve to repurchase a maximum of 370 million Nokia shares. The proposed maximum number of shares that may be repurchased corresponds to less than 10% of all the shares of the company. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or in marketplaces by repurchasing the shares in another proportion than that of the current shareholders. The authorization would be effective until December 17, 2015 and terminate the current authorization for repurchasing of the company’s shares resolved at the Annual General Meeting on May 7, 2013.

Cash Dividends

On April 29, 2014, we announced that the Board of Directors will propose for shareholders’ approval at the Annual General Meeting convening on June 17, 2014 in total a dividend of EUR 0.37 per share in respect of 2013. Comprises of a planned ordinary dividend for 2013 of EUR 0.11 per share and a special dividend of EUR 0.26 per share. Additionally, we announced plans for an ordinary dividend for 2014 of at least EUR 0.11 per share, subject to shareholder approval in 2015.

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

	EUR per share		USD per ADS		EUR millions (in total)
2009	0.40		0.49		1 483
2010	0.40		0.57		1 484
2011	0.20		0.25		742
2012	0.00	(1)	0.00	(1)	0	(1)
2013	0.37	(2)	—	(3)	1 386	(4)

(1)	No dividend payment was made with respect to the year 2012.
(2)	The Board of Directors will propose the cash dividend for 2013 for shareholders’ approval at the Annual General Meeting convening on June 17, 2014. The proposal comprises of a planned ordinary dividend for 2013 of EUR 0.11 per share and a special dividend of EUR 0.26 per share.
(3)	The final US dollar amount will be determined on the basis of the decision of the Annual General Meeting and the dividend payment date.
(4)	Maximum amount to be distributed as dividends based on the number of shares at December 31, 2013. Earlier year figure represents the total actual amount paid.

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

Planned EUR 5 billion capital structure optimization program

In conjunction with announcing our new strategy on April 29, 2014, we announced a planned EUR 5 billion capital structure optimization program. For a more detailed discussion of this planned EUR 5 billion capital optimization program, see Item 5B. “Liquidity and Capital Resources”.

Exchange Rate Data

The following table sets forth information concerning the noon buying rate for the years 2009 through 2013 and for each of the months in the six-month period ended March 31, 2014, expressed in US dollars per euro. The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	Exchange rates
For the year ended December 31:	Rate at Period end	Average rate	Highest rate	Lowest rate
	(USD per EUR)
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.3931	1.4875	1.2926
2012	1.3186	1.2859	1.3463	1.2062
2013	1.3779	1.3281	1.3816	1.2774
October 31, 2013	1.3594	1.3646	1.3810	1.3490
November 30, 2013	1.3606	1.3491	1.3606	1.3357
December 31, 2013	1.3779	1.3708	1.3816	1.3552
January 31, 2014	1.3500	1.3618	1.3682	1.3500
February 28, 2014	1.3806	1.3665	1.3806	1.3507
March 31, 2014	1.3777	1.3828	1.3927	1.3731

On April 25, 2014, the noon buying rate was USD 1.3838 per EUR 1.00.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

Set forth below is a description of risk factors that could affect Nokia. There may be, however, additional risks unknown to Nokia and other risks currently believed to be immaterial that could turn out to be material. These risks, either individually or together, could adversely affect our business, sales, profitability, results of operations, financial condition, liquidity, market share, brand, reputation and share price from time to time. Unless otherwise indicated or the context otherwise provides, references in these risk factors to “Nokia”, “we”, “us” and “our” mean Nokia’s consolidated operating segments and refer to Nokia’s continuing operations and businesses.

Nokia has announced a new strategy which is subject to various risks and uncertainties, including that Nokia may not be able to sustain or improve the operational and financial performance of its continuing businesses or that Nokia may not be able to correctly identify business opportunities or successfully pursue new business opportunities.

Nokia announced a new strategy on April 29, 2014 after the Nokia Board of Directors conducted a strategic evaluation of the company and its continuing businesses. See Item 4. “Information on the Company” for a more information on the new strategy and Nokia’s continuing businesses. This strategy, including continued investment into our continuing businesses or new business opportunities that we may pursue, may not deliver a return on investment as planned, or at all. Our ability to achieve our new strategic goals and targets is subject to uncertainties and contingencies, some of which are beyond our control, and no assurance can be given that we will be able to achieve these goals or targets.

The Sale of the D&S Business is a significant transaction to Nokia. The Devices & Services business, generated, over the long-term, a significant portion of our profits and cash, as well as net sales. The operations that were transferred to Microsoft generated EUR 15.1 billion, or approximately 50%, of Nokia’s net sales for the full year 2012 and EUR 10.7 billion, or approximately 46%, of Nokia’s net sales for the full year 2013. Accordingly, the Sale of the D&S Business is expected to reduce our net sales significantly compared to historical levels. There can be no assurances that Nokia’s new strategic and operational focus will succeed in replacing or improving upon the historical contribution of the Devices & Services business to our consolidated results of operations. In addition, the Sale of the D&S Business may lead to us having a less diversified portfolio of businesses and may lead to reduced bargaining power with counterparties or reduced relevance in the overall technology sector and, most specifically in the industries we operate.

We operate in fast-paced and innovative industries. Our business may require significant investment to innovate and grow successfully. Such investment may include research and development, licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. Those investments may not, however, result in technologies, products or services that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers. As such, the investments may not be profitable or achieve the target rates of return. There can be no assurance that we will be able to identify and understand the key market trends and user segments to enable us to address customers’ and consumers’ expanding needs in order to bring new innovative and competitive products and services to market in a timely manner. If we are unable to anticipate and respond with speed to these key market trends, or to actively drive future trends, through our product development processes, we may not achieve the intended goals of our new strategy, which may materially and adversely affect our business, financial condition and results of operations.

We may invest in certain new technologies, including investment in market exploration into connectivity capable of handling very large numbers of devices and exponential increases in data traffic, location services that seamlessly bridge between the real and virtual worlds and innovation, including in sensing, radio and low power technologies. Additionally, we continuously seek new business and monetization models. Certain of our competitors have significant resources to invest in market exploration and seek new monetization models or drive industry development and capture value in areas where we are not competitive. Those areas can be, for instance, monetization models linked to the use of advertising, large amounts of consumer data, large connected communities, home entertainment services and alternative payment mechanisms. We may not be able to invest our own resources to compete in these areas, which may in the future prove a competitive disadvantage for us. If we fail in these aspects of our strategy, we may not realize a return on our investments or may incur operating losses and impair our competitiveness for the longer term. We have also made, and may make in the future, these investments through acquisitions. We may, however, fail to successfully complete planned acquisitions or integrate the acquired businesses or assets or retain and motivate their key employees.

In addition to the risks set out above, we may not realize the intended benefits of our new strategy for a number of reasons, including but not limited to:

•	The execution of our new strategy fails or is slower than anticipated, for example due to a lack of strategic clarity.

•	We are unable to implement an efficient corporate and operational structure for Nokia going forward.

•	We have based our strategic choices on expectations or developments that do not materialize as planned or at all, such as those related to market or technological developments.

•

We fail to effectively invest in the right areas of our continuing businesses or invest in areas that do not deliver intended results and our evaluation of the prospects with respect to the shared opportunities between our continuing businesses do not materialize as planned.

•	Our announced strategy or its implementation causes disruption in our continuing businesses or results in reduced performance of the continuing businesses.

•

We lose key talent or are unable to recruit, retain or motive the executives or employees needed to effectively manage Nokia and its continuing business, for example as a result of dissatisfaction with our new strategic direction or uncertainty about our continuing businesses or prospects.

•

The Sale of the D&S Business may result in inefficiencies in our corporate or operational structure or gaps in resourcing or capabilities due to the transfer of significant amounts of employees, assets, contracts and legal entities to Microsoft.

•

Our less diversified product and business portfolio may lead to an over-reliance on certain industries, which may materially expose our business and results of operations to certain market trends related to those industries that are beyond our control, such as the availability of competing services at lower cost or free of charge over the internet.

•

By completing the Sale of the D&S Business with Microsoft, our engagement in the manufacture and sale of mobile phones and smartphones has ceased in accordance with the D&S Purchase Agreement and as such we have a less diversified business position and may lose relevance to customers and consumers that have associated Nokia with the D&S Business.

•

Deterioration of Nokia’s brand or reputation due to Nokia’s reduced position in the consumer electronics industry or Nokia’s new strategy, or by actions of other parties that have a license to use the Nokia brand for certain purposes. Any such deterioration to the Nokia brand or reputation may have an adverse effect on our continuing businesses.

•

The focus of our management or other key employees may be diverted from our day-to-day business due to changes in Nokia’s structure and business model. In addition, our management or other key employees may focus too much on certain areas of the continuing businesses, which may result in the suboptimal performance of the other businesses.

•	We may not be able to implement certain required new capabilities, such as data analytics skills needed for certain business areas that involve processing large amounts of data.

•	We make acquisitions that do not result in the intended benefits, or which are extensive or cause disruption to Nokia’s business.

•	We may fail in successfully marketing our products and services, as we have in the past mainly focused marketing on mobile products and related services.

•	Negative effects to Nokia or its customer relationships due to speculation about Nokia strategy or the future of its businesses.

•

We announced a planned capital structure optimization program on April 29, 2014, which focuses on recommencing ordinary dividends, distributing deemed excess capital to shareholders, and reducing interest bearing debt. Nokia is also targeting to returning to being an investment grade company. There can be no assurance that the capital structure optimization program can be executed as currently planned or that it would result in the targeted benefits, including returning us to being an investment grade company. Additionally, returning capital to shareholders reduces our capital, which could expose us to financial difficulties or us needing to incur additional indebtedness under certain circumstances, for instance if we have not accurately estimated our need of capital going forward or our business performance.

Networks’ strategy focuses on mobile broadband and accordingly its sales and profitability depend on its success in the mobile broadband infrastructure and related services market. Networks may fail to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse solution needs of its customers in that market or technological developments.

In line with its strategy, Networks focuses on mobile broadband. Networks has recently evolved this strategy further around end-to-end mobile broadband leadership, services growth, and quality and execution. Accordingly, if Networks is not successful in implementation of its strategy and achieving the desired outcomes in a timely manner or if the mobile broadband infrastructure and related services market fails to develop in the manner currently anticipated by us, or if there are unfavorable variations in Networks’ product and service mix towards lower margin products or services, Networks’ business, results of operations, particularly profitability, and financial condition could be materially adversely effected. Networks’ success with its focus on mobile broadband infrastructure and related services is subject to risks and uncertainties, including:

•	Intensity of the competition.

•	Further consolidation of Networks’ customers or competitors.

•	Networks may not develop in a timely manner, or at all, mobile broadband products and services that meet future technological or quality requirements and challenges.

•	Networks may not be able to correctly estimate technological developments or adapt to those.

•	The mobile broadband and related services market may develop in directions that leave Networks deficient in certain technologies and industry areas that impact its overall competitiveness.

•	Certain customers who currently buy services and products from Networks that are not regarded as core may choose to turn to alternative vendors to maintain end-to-end service from such vendors.

•	Delays in executing relevant initiatives related to the further implementation of Networks’ strategy.

•	Networks may not be able to successfully develop market recognition as a leading provider of software and services in the mobile broadband infrastructure and related services market.

•	Networks may not be able to sustain or grow its net sales in the businesses and areas of its strategic focus, this could result in the loss of scale benefits and reduced competitiveness.

•

Networks may not be able to continue identifying opportunities and obtaining contracts which meet its requirements and estimates for their profitability and to capture the expected opportunities for additional sales related to deals with lower initial profitability.

•

Networks may not be able to continue utilizing the customer relations related to its mobile broadband infrastructure products for advancing its services sales, and Networks may not be able to pursue new services-led growth opportunities.

•	Networks may not be able to maintain efficient and low-cost operations.

•

Networks may be adversely effected by economic or political instability or the introduction of trade sanctions; for instance the recent events in Ukraine and the international reaction to them may adversely affect Networks business or operations in Ukraine, Russia and/or related markets.

Networks faces intense competition and may fail to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and to bring them to market in a timely manner.

The mobile broadband infrastructure and related services market is characterized by rapidly changing technologies, frequent new solutions requirements and product feature introductions and evolving industry standards.

Networks’ business performance depends to a significant extent on the timely and successful introduction of new products, services and upgrades of current products to meet the evolving requirements of its customers, to comply with emerging industry standards and to address competing technological and product developments carried out by its competitors. The research and development of new and innovative, technologically advanced products, including the introduction of new radio frequency technologies, as well as upgrades to current products and new generations of technologies, is a complex and uncertain process requiring high levels of innovation and investment, as well as accurate anticipation of technology and market trends. Networks may focus its resources on products and technologies that do not become widely accepted or ultimately prove not to be viable. Networks results of operation will depend to a significant extent on its ability in following areas:

•	Maintaining and developing a product portfolio and service capability that is attractive to its customers.

•	Continuing to introduce new products and product upgrades successfully and on a timely basis.

•	Development of new or enhance existing tools for its services offerings.

•	Optimizing the amount of customer account market specific technology, product and feature variants in its product portfolio.

•	Continuing to enhance the quality of its products and services.

•	Leveraging its technological strengths.

The participants in the mobile broadband infrastructure and related services market compete with each other on the basis of product offerings, technical capabilities, quality, service and price. The competitive environment in this market continues to be intense and is characterized by maturing of industry technology, equipment price erosion and intense price competition. Moreover, mobile operators’ cost reductions, network sharing and the industry consolidation among the operators are reducing the amount of available business, resulting in further intense competition and pressure on pricing and profitability.

Networks competes with companies that have larger scale, affording such companies more flexibility on pricing, likewise Networks competes with companies that may have stronger customer finance possibilities due to internal policies or governmental support, such as in the form of trade guarantees, allowing them to offer products and services at very low prices or with attractive financing terms. Networks’ key competitors have large scale, and industry consolidation could result in even larger scale entities, impairing Networks’ competitive position. Networks also continues to face intense competition from competitors, including from China, which endeavor to gain further market share and broaden their presence in new areas of network infrastructure and related services business. Competition for new customers, as well as for new infrastructure deployment is particularly intense and focused on price and contract terms in favor of the customers. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. For example, the virtualization of core and radio networks and the convergence of information technology and telecommunications may lower the barriers of entry for IT companies to the traditional telecommunications industry. Further, these developments may enable more generic IT and IP hardware to be used in telecommunications networks leading to further price pressure. If Networks cannot respond successfully to the competitive challenges in the mobile broadband infrastructure and related services market, our business and results of operations, particularly profitability, and financial condition may be materially adversely affected.

Networks’ failure to effectively and profitably invest in new competitive products, services, upgrades and technologies and bring them to market in a timely manner could result in a loss of net sales and market share and could have a material adverse effect on our results of operations, particularly profitability, and financial condition. Networks needs to introduce products and services in a cost-efficient and timely manner and to manage proactively the costs and cost development related to its portfolio of products and services, including component sourcing, manufacturing, logistics and other operations. Currency fluctuations may also have an adverse impact on Networks’ ability to manage its costs. If Networks fails to maintain or improve its market position and scale compared to our competitors across the range of our products and services, as well as leverage our scale to the fullest extent, or if it is unable to develop or otherwise acquire software, cost competitively in comparison to our competitors, or if its costs increase relative to those of our competitors due to currency fluctuations, this could materially adversely affect our competitive position, business and results of operations, particularly our profitability.

Networks’ products are highly complex, and defects in their design, manufacture and associated hardware, software and content have occurred and may occur in the future. Defects and other quality issues may result from, among other things, failures in our own product and service creation and deliveries as well as manufacturing processes, failures of our suppliers to comply with our supplier requirements, or failures in products and services created jointly with collaboration partners or other third parties where the development and manufacturing process is not fully in our control. Quality issues may cause for instance delays in deliveries, liabilities for network outages, additional repair, product replacement or warranty costs to us, and harm our reputation and our ability to sustain or obtain business with our current and potential customers. With respect to our services, quality issues may relate to the challenges in having the services fully operational at the time they are made available to our customers and maintaining them on an ongoing basis. We make provisions to cover our estimated warranty costs for our products. We believe our provisions are appropriate, although the ultimate outcome may differ from the provisions that are provided for, which could have a material adverse effect on our results of operations, particularly profitability and financial condition.

Our intellectual property (IP) portfolio includes various patented standardized or proprietary technologies on which our products and services depend and we also use our IP portfolio for revenue generation. Third parties may use without a license and unlawfully infringe our IP or commence actions seeking to establish the invalidity of the intellectual property rights of these technologies, or we may not be able to sufficiently invent new relevant technologies, products and services to develop and maintain our IP portfolio, maintain the existing sources of intellectual property related revenue or establish new sources.

Our products and services include numerous patented standardized or proprietary technologies. We invest significantly in research and development in our businesses to develop new relevant technologies, products and services. For instance in 2013 our research and development spend through our three continuing businesses amounted to approximately EUR 2.5 billion. Our research and development activities have led to us having one of the industry’s strongest IP portfolios in Technologies and a strong portfolio in Networks that our products and services depend on and we also generate revenue by licensing the portfolios. The continued strength of our portfolios depends on our ability to create new relevant technologies, products and services through our research and development activities. If we fail in creating technologies, products and services that are granted protection by intellectual property rights or if the technologies, products and services do not become relevant and therefore attractive to licensees, the strength of our IP portfolios would reduce, which could adversely affect our ability to use our IP portfolios for revenue generation.

We retained our entire patent portfolio upon the Sale of the D&S Business. In the past parts of our IP creation has been driven by the innovation in D&S Business. As we no longer own this business, this may lead to a reduced level of IP creation or a reduction in the relevance of Nokia’s IP to the technology sector. Nokia may also have a diminished ability to influence industry trends and technology selections, reducing the relevance of our IP portfolio.

Despite the steps that we have taken to protect our technology investment with intellectual property rights, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other intellectual property rights will be sufficiently broad to protect our technology. Third parties may infringe our intellectual property relating to our proprietary technologies or by ignoring their obligation to seek a license under our standard essential patents or by seeking to pay less than reasonable license fees.

Any patents or other intellectual property rights that are granted to us may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for us. Our ability to protect our IP is dependent on regulatory developments in various jurisdictions and the implementation of the regulations by administrative bodies. As such, regulatory developments or applications of regulations may adversely affect our ability to protect our IP or create IP related revenue.

IP related disputes and litigation are common in the technology industry and are often used to enforce the patents and seek licensing fees. Other companies have commenced and may continue to commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. The outcome of court proceedings is difficult to predict and as such our ability to use intellectual property for revenue generation is at times dependent on favorable court rulings. In addition, if any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from using such patents as a basis for product differentiation or from licensing the invalidated or limited portion of our intellectual property rights. Even if such a patent challenge is not successful, it could be expensive and time-consuming, divert attention of our management and technical personnel from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in research and development. Additionally, our IP related revenue could be negatively affected if we were unable to successfully maintain or broaden the scope of licensees or contribute to future innovations and creation of IP.

We enforce our patents against unlawful infringement and generate revenue through realizing the value of our intellectual property by entering into license agreements and through patent transactions. Patent license agreements can cover both licensee’s past and future sales. The portion of the income that relates to licensees past sales is not expected to have a recurring benefit and ongoing patent income from licensing is generally subject to various factors that we have little or no control over, for instance sales by the licensees. There are no assurance that our actions to generate intellectual property-related revenue will lead to favorable outcomes, such as patent license agreements on favorable terms to us or that we would be able to use our patent portfolio for revenue generation to a similar extent going forward. While we have various licensees, a significant portion of licensing revenues is generated from a limited number of licensees and as such issues as ends of contracts, licensee business performance or bankruptcies in relation to these select licensees could have a significant impact on our revenue. Due to various reasons including those that are set out above, our intellectual property related revenue can vary considerably from time to time and there is no assurance that past levels are indicative of future levels of intellectual property related revenue.

Our HERE business includes various risks and uncertainties, including that we may be unable to maintain current sources of net sales in the vehicle segment from which our HERE business has historically derived most of its net sales from, establish a successful location-based platform, extend our location-based services across devices and operating systems or create new sources of revenue.

Our HERE business net sales are mainly derived from sales to the automotive industry, making it dependent on overall developments in that industry and HERE’s ability to remain successful in that industry. Our HERE business faces intense competition from several global and local companies with different business models. For example, Google uses an advertising-based model that allows consumers and companies to use parts of its map data and related services in their products free of charge. Google is increasingly competing with our HERE business in the provision of local search and services also to the automotive industry. The success of Google’s Android platform and search services from Google can provide a competitive advantage to Google when providing local search and services to the automotive industry. Additionally certain competitors are bringing novel solutions, for instance offering entertainment and information capabilities, into vehicles which can include location intelligence provided by HERE’s competitors. Additionally, certain governmental and quasi-governmental agencies are making more map data with improving coverage and content, and high quality, available free of charge or at lower prices. Certain crowdsourcing efforts may also result in the availability of competing map data. Additionally, our HERE business is exposed to various risks and uncertainties, including the following:

•	The existing map license data customers may choose not to purchase, or purchase less, content or services from our HERE business.

•	HERE net sales and profitability are dependent on developments in the automotive industry, including vehicle sales and adoption of in-vehicle navigation systems.

•

HERE strives to be relevant in new and upcoming location-based services, such as augmented reality, new vehicle software systems, and autonomous driving systems. Also, HERE strives to be deeply integrated into the vehicle driver assistance systems. If HERE does not succeed in implementing this strategy, our HERE business could be materially and adversely affected.

•

We may have inaccurately predicted market developments in, or market size of, the automotive navigation and personal navigation devices markets or we may lose market share to other manufacturers or other devices offering navigation solutions, including smartphones.

•

HERE’s competitiveness may be adversely affected if it is unable to effectively collate, process and analyze data, such as end-user behavioral data, and to derive intelligence from that data, which could be used to enhance its product offering.

•	We may not be able to use our location-based assets to compete on a standalone basis or support the overall Nokia strategy.

•

We may not be able to establish a successful location-based platform through HERE if other competing location-based platforms are preferred by customers and consumers, especially as HERE is a recently launched brand and platform and as such may be disadvantaged to more established brands and platforms.

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

•

Our HERE business may lose bargaining power or perceived relevance as a result of the Sale of the D&S Business, resulting, for instance, in a reduced ability to negotiate favorable terms or to attract partners and customers.

•	We may fail to attract business partners and merchants to our service offerings.

•

The service offering we currently provide may not be competitive or another participant may provide a more competitive new offering in the future or new more efficient or affordable ways of map content creation are introduced which may disrupt our own business models.

•

HERE Maps, involves a possibility of product liability claims and associated adverse publicity. Claims could be made by business customers if errors or defects result in a failure of their products or services, or by end-users of those products or services as a result of actual or perceived errors or defects in the map database. In addition, business customers may require us to correct defective data, which could be costly, or pay penalties if quality requirements or service level agreements are not satisfied.

•	HERE may be subject to IT issues or cybersecurity breaches, resulting, for instance, in disruptions in online service continuity, privacy breaches and security of customer data issues.

We assess the carrying amount of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying amount may not be recoverable. Additionally, we assess the carrying amount of other identifiable assets if events or changes in circumstances indicate that their carrying amounts may not be recoverable. If revenue from our HERE business does not develop as anticipated or new sources of revenue do not materialize as expected, or at all, the HERE business may not generate enough positive operating cash flow. This or other factors may lead to the decrease in value of our location-based services and commerce assets, leading to further impairments charges that may be negative to Nokia, including goodwill for our HERE business. There was no goodwill impairment charge recorded in 2013 as a result of the goodwill impairment assessment, however an adverse change in any of the key assumptions used in measuring the recoverable value of our HERE business could have resulted in goodwill impairment as the current carrying value of HERE is only slightly lower than its’ recoverable value. While we believe the estimated recoverable values are reasonable, actual performance in the short- and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of HERE and may result in impairment charges.

Our sales, profitability and cash flow are dependent on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally.

As we are a global company with sales in most countries of the world, our sales and profitability are dependent on general economic conditions globally and regionally. The traditional mobile communications industry has matured to varying degrees in different markets and, consequently, the industry is more vulnerable than before to the negative effects related to the deterioration in global economic conditions.

Networks’ sales and profitability are dependent on the development of the mobile broadband infrastructure industry in numerous diverse markets, particularly the growth of the investments made by mobile operators and services providers in network infrastructure and related services. The pace of such investments is in turn dependent on the ability of network providers and mobile operators to increase subscriber numbers, compete with alternative business models eroding the revenue from the traditional voice, messaging and data transport services, stimulate increased usage of voice, data and value-adding services that the subscribers will pay for, and maintain their profitability in intense competition.

Negative developments in, or the general weakness of, the economy, particularly in increasing levels of unemployment in the markets in which our customers operate, may have a direct negative impact on the spending patterns of end-users. This may affect both the services they subscribe to and usage levels of such services, which may lead to mobile operators and service providers investing in the related infrastructure and services less than anticipated. Regional and country specific changes may also affect us adversely. We continue to witness political unrest in various regions where we do business, which adversely affected our sales in those markets. For instance, the recent events and instability in Ukraine and the international reaction to them may adversely affect our business or operations in Ukraine, Russia and/or related markets, including as a result of potential trade sanctions or economic uncertainly or slowdown resulting from these events.

Continued difficulties, uncertainty or any deterioration in global economic conditions or a recurrence or escalation of political unrest may result in mobile network operators postponing or reducing their investment in their network infrastructure and related services. The demand for digital map information and other location-based content by automotive and mobile device manufacturers may decline in relation to any further contraction of sales in the automotive and consumer electronics industry. The demand for digital map information and other location-based content by automotive and mobile device manufacturers may decline in relation to any further contraction of sales in the automotive and consumer electronics industry. Our IP licensing business may be affected for instance as licensees may not have motivation to seek new or renew existing licensing arrangements with us or have reduced unit sales, as it is common that licensing fees are tied to unit sales.

In addition, continued difficulties, uncertainty or any deterioration in the global or relevant regional economic conditions may:

•

Limit the availability of credit or raise the interest rates related to credit which may have a negative effect on the financial condition, and in particular on the purchasing ability, of some of our customers and may also result in requests for extended payment terms, credit losses, insolvencies, or limited ability to respond to demand.

•	Cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products.

•	Impair our ability to address the customer requests for longer payment terms through sales of our customer receivables.

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

•

Result in increased and/or more volatile taxes that could negatively impact our effective tax rate, including the possibility of new tax regulations, interpretations of regulations which are stricter or increased effort by governmental bodies seeking to receive taxes more aggressively.

We currently believe our funding position is sufficient to meet our operating and capital expenditures in the foreseeable future. However, adverse developments in the global financial markets could have a material adverse effect on our financial condition and results of operations and/or our ability to access affordable financing on terms satisfactory to us. For a more detailed discussion of our liquidity and capital resources, see Item 5B. “Liquidity and Capital Resources” and Note 35 of our consolidated financial statements included in Item 18 of this annual report.

Networks is dependent on a limited number of customers and large multi-year contracts and accordingly a loss of a single customer or issues related to a single contract can have a significant impact on Networks.

A large proportion of net sales that Networks generates have historically come from a limited number of customers. As consolidation among existing customers continues, it is possible that an even greater portion of Networks’ net sales will be attributable to a smaller number of large service providers operating in multiple markets. As part of Networks’ strategic focus on certain markets, the proportion of the sales to certain key customers in those markets has also grown. These developments will also increase the impact of the outcome of some individual contract tenders on Networks’ net sales. In addition, mobile operators are increasingly entering into network sharing arrangements, as well as joint procurement agreements, which may reduce their investments and the number of networks available for Networks to service. Further, the procurement organizations of certain large mobile operators sell consulting services to enhance the negotiation position of smaller operators towards their vendors. As a result of these trends and the intense competition in the industry, Networks may be required to provide contract terms increasingly favorable to the customer to remain competitive. Any unfavorable developments in relation to or any change in the contract terms applicable to a major customer may have a material adverse effect on our business, results of operations and financial condition.

Large multi-year contracts, which are typical in the mobile broadband infrastructure and related services business, include a risk that the timing of sales and results of operations associated with those contracts will differ from what was expected. Moreover, such contracts often require the dedication of substantial amounts of working capital and other resources, which may negatively affect our cash flow, particularly in the early stages of a contract, or may require Networks to continue to sell certain products and services, or to certain markets, that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products and services. Any suspension, termination or non-performance by us under the contracts may have a material adverse effect on Networks because mobile operators have demanded and may continue to demand stringent contract undertakings, such as penalties for contract violations.

We may be unable to retain, motivate, develop and recruit appropriately skilled employees.

Our success is dependent on our ability to retain, motivate, develop through constant competence training and recruit appropriately skilled employees with a comprehensive understanding of our current and future businesses, technologies, software, products and services. We seek to create a corporate culture that is motivational and encourages creativity and continuous learning as competition for skilled personnel remains intense. We have over recent years significantly reduced our workforce and introduced changes in strategies. Changes and uncertainty may cause disruption and dissatisfaction among employees, as well as fatigue due to the cumulative effect of several other reorganizations in the past few years. As a result, employee motivation, energy, focus, morale and productivity may be reduced, causing inefficiencies and other problems across the organization and leading to the loss of key personnel and the related costs in dealing with such matters. Reorganizations and strategic changes may also result in key people leaving the company or resource gaps, some of which may be only noticed after a certain period of time. If the strategic direction of Nokia or any of its businesses is perceived negatively by our employees, this may result in a heightened risk of being able to retain or recruit needed resources. Moreover, our employees may be targeted aggressively by our competitors due to our changes in strategy, and some employees may be more receptive to such offers, leading to the loss of key personnel. Accordingly, we may need to adjust our compensation and benefits policies and take other measures to attract, retain and motivate skilled personnel aligned with the changes to our mode of working and culture needed to implement new strategies successfully. This will require significant time, attention and resources of our senior management and others within the organization and may result in increased costs. We have encountered, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and materially harm our business and results of operations.

Relationships with employee representatives are generally managed at site level and most collective bargaining agreements have been in place for several years. Our inability to negotiate successfully with employee representatives or failures in our relationships with the representatives could result in strikes by the employees, increased operating costs as a result of higher wages or benefits paid to employees as the result of a strike or other industrial action and/or inability to implement changes to our organization and operational structure in the planned time or cost, or at all. If our employees were to engage in a strike or other work stoppage, we could experience a significant disruption of operations and/or higher ongoing labor costs.

We have operations in a number of countries and, as a result, face complex tax issues and could be obligated to pay additional taxes in various jurisdictions. Further, our actual or anticipated performance, among other factors, could reduce our ability to utilize our deferred tax assets.

We operate our business in a number of countries which involve different tax regimes and the application of rules related to taxation. Applicable taxes, value added tax (VAT) and social taxes for which we make provisions could increase significantly as a result of changes in applicable tax laws in the countries where we operate, the interpretation of those laws by local tax authorities or tax audits performed by local tax authorities. The impact of these factors is dependent on the types of revenue and mix of profit we generate in various countries; for instance, profits from sales of devices or services may have a different tax treatment.

Nokia is subject to income taxes in Finland and in numerous other jurisdictions. Our business and investments globally and especially in emerging market countries are subject to uncertainties, including unfavorable or unpredictable tax law changes (even possibly with retroactive effect), taxation treatment and regulatory proceedings including tax audits. For instance, during early 2013 Nokia became subject to a tax investigation in India, focusing on Indian tax consequences of payments made within Nokia for the supply of operating software from its parent company in Finland. Such proceedings can be lengthy, involve actions that can hinder local operations, affect unrelated parts of our business and the outcomes of such proceedings is difficult to predict. To this end, Nokia has appealed on the underlying withholding tax claim it received in 2013 to the Income Tax Tribunal, Delhi.

Negative developments or outcome in such proceedings could have adverse effects to our cash flows, income statements and to our financial position. We are required to indemnify Microsoft for certain tax liabilities, including tax liabilities of the Nokia entities acquired by Microsoft in connection with the closing of the Sale of the D&S Business or the assets acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the closing of the Sale of the D&S Business or the certain pre-closing portion of any taxable period that includes the closing date of the closing of the Sale of the D&S Business or taxes imposed with respect to any asset not acquired by Microsoft.

Deferred tax assets recognized on tax losses, unused tax credits and tax deductible temporary differences are dependent on our ability to offset such items against future taxable income within the relevant tax jurisdiction. Deferred tax assets recognized on tax losses, unused tax credits and tax deductible temporary differences are based on our assumptions for future taxable earnings and these may not occur as planned, which may cause the deferred tax asset to be reduced. There can be no assurances that an unexpected reduction in deferred tax assets will not occur. Any such reduction could have an adverse effect on us. Additionally, our earnings have been and may continue to be in the future unfavorably impacted if no tax benefits are recognized for certain deferred tax items. There may also be unforeseen tax expenses that may have an unfavorable impact on us. As a result and given the inherent unpredictable nature of taxation, there can be no assurance that the estimated long-term tax rate of Nokia will remain at current levels or that cash flows regarding taxes will be stable.

We may fail to manage our manufacturing, service creation and delivery, as well as our logistics efficiently, and without interruption, or the limited number of suppliers we depend on may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting our customers’ needs.

Our product manufacturing, service creation and delivery as well as our logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve efficiency and flexibility of our manufacturing, service creation and delivery as well as our logistics and to produce, create and distribute continuously changing volumes. We may experience difficulties in adapting our supply to meet the changing demand for our products and services, both ramping up and down production at our facilities and network implementation capabilities as needed on a timely basis; maintaining an optimal inventory level; adopting new manufacturing processes; finding the most timely way to develop the best technical solutions for new products; managing the increasingly complex manufacturing process and service creation and delivery process or achieving required efficiency and flexibility, whether we manufacture our products and create and deliver our services ourselves or outsource to third parties.

Our manufacturing operations depend on obtaining sufficient quantities of fully functional products, components, sub-assemblies, software and services on a timely basis. Our principal supply requirements for our products are for electronic components, mechanical components and software, which all have a wide range of applications in our products.

In some cases, a particular component or service may be available only from a limited number of suppliers or from a single supplier. In addition, our dependence on third-party suppliers has increased as a result of our strategic decisions to outsource certain activities. Suppliers may from time to time extend lead times, limit supplies, change their partner preferences, increase prices, have poor quality or be unable to increase supplies to meet increased demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and services on a timely basis. For example, Networks’ efforts to meet its customer needs during major network roll-outs in certain markets may require sourcing large volumes of components and services from the suppliers and vendors at short notice and at the same time with its competitors. If we fail to anticipate customer demand properly, an over-supply or under-supply of components and production or services delivery capacity could occur. In many cases, some of our competitors utilize the same contract manufacturers, component suppliers and service vendors. If they have purchased capacity or components ahead of us, this could prevent us from acquiring the needed components or services, which could limit our ability to supply our customers or increase our costs.

We also commit to certain capacity levels or component quantities which, if unused, will result in charges for unused capacity or scrapping costs. The cost efficiencies implemented in our supply chain to meet our targets to reduce Networks’ production overheads may result in lapses in the availability of certain components, especially in situations of tight supply or demand peaks.

We may not be able to secure components at attractive terms from our suppliers or, a supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ product quality, safety, security and other standards. Consequently, some of our products may be unacceptable to us and our customers, or may fail to meet our quality controls. In case of issues affecting a product’s safety or regulatory compliance, we may be subject to damages due to product liability, or defective products, components or services may need to be replaced. Also, some suppliers may not be compliant with local laws, including, among other things, local labor laws. In addition, a component supplier may experience delays or disruption to its manufacturing processes or financial difficulties or even insolvency or closure of its business, in particular due to difficult economic conditions. Any of these events could delay our successful and timely delivery of products that meet our and our customers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and results of operations or our reputation and brand value.

We may also experience challenges caused by third parties or other external difficulties in connection with our efforts to modify our operations to improve the efficiency and flexibility of our manufacturing, service creation and delivery as well as our logistics, including, but not limited to, strikes, purchasing boycotts, public harm to our brands and claims for compensation resulting from our decisions on where to locate and how to utilize our manufacturing facilities. Such difficulties may result from, among other things, delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing, service creation and delivery as well as logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Such failures or interruptions could result in our products not meeting our and our customers’ quality, safety, security and other requirements, or being delivered late or in insufficient or excess volumes compared to our own estimates or customer requirements, which could have a material adverse effect on our sales, results of operations, reputation and the value of our brands.

Many of our production sites or the production sites of our suppliers are geographically concentrated, with a majority of our suppliers based in Asia. In the event that any of these geographic areas is affected by any adverse conditions, such as natural disasters, geopolitical disruptions or civil unrest that disrupt production and/or deliveries from our suppliers, our ability to deliver our products on a timely basis could be negatively affected, which may materially adversely affect our business and results of operations.

The Sale of the D&S Business may expose us to contingent liabilities and the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us.

The sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones pursuant to the D&S Purchase Agreement may expose us to liabilities or have terms that prove unfavorable to us. Under the D&S Purchase Agreement, we are required to indemnify Microsoft for the breach or violation of certain representations and warranties and covenants made by us in the D&S Purchase Agreement, subject to certain limitations and, in some cases, subject to a cap of EUR 284 250 000 and for losses arising from assets not acquired by Microsoft, liabilities retained by us and liabilities that are not primarily related to the D&S Business, subject to certain limitations and, in some cases, subject to a cap of EUR 284 250 000. Significant indemnification claims by Microsoft with respect to the D&S Purchase Agreement and the Sale of the D&S Business could have a material adverse effect on our financial condition. In addition, we are required to indemnify Microsoft for certain tax liabilities, including tax liabilities of the Nokia entities acquired by Microsoft, the D&S Business or the assets to be acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the transaction or the certain pre-closing portion of any taxable period that includes the closing date of the transaction or taxes imposed with respect to any asset not being acquired by Microsoft. The D&S Purchase Agreement may have terms that prove to be unfavorable to us and significant transactions may result in claims between the parties, which can consume time and management attention and the outcome of disputes related to significant transactions may be difficult to predict.

The D&S Purchase Agreement contains certain purchase price adjustment mechanisms. The estimate of the adjustments made for net working capital and cash earnings was slightly positive for Nokia, and we currently expect the total transaction price to be slightly higher than the earlier-announced transaction price of EUR 5.44 billion after the final adjustments are made based on the verified closing balance sheet. In line with the D&S Purchase Agreement, the final purchase price adjustment will be based on the final adjustment amount determined after Closing in accordance with the terms of the D&S Purchase Agreement and as such there are no assurances that this will be the final purchase price adjustment as it may be higher or lower.

Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments included Nokia’s manufacturing facilities in Chennai in India and Masan in the Republic of Korea not transferring to Microsoft. In India, our manufacturing facility is subject to an asset freeze by the Indian tax authorities as a result of ongoing tax proceedings. Consequently, the facility remains part of Nokia following the closing of the transaction. Nokia and Microsoft have entered into a service agreement whereby Nokia will produce mobile devices for Microsoft. In the Republic of Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction. Nokia will now take steps to close the facility, which employs approximately 200 people.

As Nokia retains the Chennai facility and is taking steps to close the Masan facility, it continues to face certain risks and costs related to these production facilities that may not be fully remedied by our arrangements with Microsoft, including claims that may be made against Nokia as the owner of these facilities, administrative burden associated with running these facilities, potential claims by authorities and potential reputational damage associated with owning and running these production facilities. After the above mentioned periods, Nokia will need to find alternative solutions for these production facilities, which may further expose Nokia to additional risks and cost associated with such plans.

Our operations rely on the efficient and uninterrupted operation of complex and centralized information technology systems and networks and we store certain personal and consumer data as part of our business operations. If a system or network inefficiency, cybersecurity breach, malfunction or disruption occurs, this could have a material adverse effect on our business and results of operations.

Our operations rely on the efficient and uninterrupted operation of complex and centralized information technology systems and networks, which are integrated with those of third parties. Additionally, we store certain personal and consumer data as part of our business operations. All information technology systems are potentially vulnerable to damage, malfunction or interruption from a variety of sources. We are to a significant extent relying on third parties for the provision of information technology systems and networks. We may experience disruptions if our partners do not deliver as we have planned or if we are unable to successfully and manage systems together with our partners.

We have made certain adjustments to our information technology systems as a result of the Sale of the D&S Business. We will need to use new service providers and may increase our reliance on certain new technologies, such as cloud based services and certain other services that are used over the internet rather than with the traditional licensing model. Switching to using new service providers and introducing new technologies is inherently risky and may exposes us to a heightened risk of experiencing disruptions in our operations for instance due to network inefficiency, cybersecurity breach, malfunction or other disruptions resulting from information technology systems.

We pursue various measures in order to manage our risks related to system and network malfunction and disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, any malfunction or disruption of our current or future systems, or networks such as an outage in a telecommunications network used by any of our information technology systems, or a breach of our cybersecurity, such as an attack, malware or other event that leads to an unanticipated interruption or malfunction of our information technology systems or networks or data leakages, could have a material adverse effect on our brand image, business and results of operations. In addition, if we fail to successfully use our information technology systems and networks, our operational efficiency or competitiveness could be impaired which could have a material adverse effect on our business and results of operations. A disruption, for instance, in our location-based services, could cause significant discontent among users of our products resulting in claims or deterioration of our brand image.

Although we endeavor to develop products and services that meet the appropriate security standards, including with respect to data protection, we or our products and online services, marketing and developer sites may be subject to breaches in our cybersecurity, including hacking, viruses, worms and other malicious software, unauthorized modifications or illegal activities, that may cause potential security risks and other harm to us, our customers or consumers and other end-users of our products. Events or mere allegations of cybersecurity breaches may have a material adverse effect on our business. Additionally, we contract with multiple third parties in various jurisdictions who collect and use certain data on our behalf. Although we have processes in place designed to ensure appropriate collection, handling and use of such data, third parties may use the data inappropriately, breach laws in collecting, handling or using such data or leak such data. This could lead to lengthy proceedings or fines imposed on us as well as adverse effects to our reputation and brand value.

In connection with providing our products to our customers and consumers, certain customer feedback, information on consumer usage patterns and other personal and consumer data is collected and stored through us, either by the consumers or by us or our partners or subcontractors. Loss, improper disclosure or leakage of any personal or consumer data collected by us or that is available to our partners or subcontractors, made available to us or stored in or through our products could result in liability to us and harm our reputation and brand. In addition, governmental authorities may use our networks products to access the personal data of individuals without our involvement, for example, through so-called lawful intercept capability of network infrastructure. Even perceptions that our products do not adequately protect personal or consumer data collected by us, made available to us or stored in or through our products or that they are being used by third parties to access personal or consumer data could impair our sales, results of operations, reputation and brand value.

Our efforts aimed at managing and improving financial performance, cost savings and competitiveness may not lead to targeted results or improvements.

We need to manage our operating expenses and other internal costs to maintain cost efficiency and competitive pricing of our products and services. Any failure by us to determine the appropriate prioritization of operating expenses and other costs, to identify and implement on a timely basis the appropriate measures to adjust our operating expenses and other costs accordingly, or to maintain achieved reduction levels, could have a material adverse effect on our business, results of operations and financial condition.

Nokia has recently completed large restructuring programs and has over recent years significantly reduced its global work force. In November 2011, NSN (since renamed Networks) announced a strategy, including changes to its organizational structure and an extensive global restructuring program, aimed at improving its competitiveness and profitability. The strategy also included efforts to focus its business and exit certain countries, business areas and contacts. This program was largely completed at the end of 2013 resulting in a reduction of more than EUR 1.5 billion NSN (since renamed Networks) annualized operating expenses and production overheads, excluding special items and purchase price related items. We may in the ordinary course of business institute new plans for restructuring measures. The restructuring programs are costly, potentially disruptive to operations and may not lead to sustainable improvements in overall competitiveness and profitability, and may have a negative effect for instance as result in the loss of scale benefits.

Networks may be adversely affected by negative developments with respect to the customer financing or extended payment terms it provides to customers.

Mobile operators in some markets may require their suppliers, including Networks, to arrange, facilitate or provide financing in order to obtain sales or business. They may also require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. Credit markets in general have been tight since 2009. Requests for customer financing and especially extended payment terms have remained at a reasonably high level. However, the amount of financing provided directly to our customers continued to decrease in 2013.

Uncertainty in the financial markets may result in more customer financing requests. As a strategic market requirement, Networks arranges and facilitates financing or provides longer payment terms to a number of customers, typically supported by export credit or guarantee agencies or through sale of the related receivables. In the event that export credit agencies face future constraints on their ability or willingness to provide financing to Networks’ customers or there is not sufficient demand to purchase their receivables, there could be a material adverse effect on our business and financial condition. Networks has agreed to extended payment terms for a number of customers, and may continue to do so. Extended payment terms may continue to result in a material aggregate amount of trade credits. Even when the associated risk is mitigated by the fact that the portfolio relates to a variety of customers, defaults in the aggregate could have a material adverse effect on us.

Networks cannot guarantee that it will be successful in arranging, facilitating or providing needed financing, including longer or extended payment terms to customers, particularly in difficult financial market conditions. In addition, certain of Networks’ competitors may have greater access to credit financing, which could adversely affect our ability to compete successfully for business in the mobile broadband infrastructure and, indirectly, in the related services sectors. Networks’ ability to manage its total customer finance and trade credit exposure depends on a number of factors, including capital structure, market conditions affecting its customers, the level and terms of credit available to it and to its customers, the cooperation of export credit or guarantee agencies and our ability to mitigate exposure on acceptable terms. Networks may not be successful in managing the challenges associated with the customer financing and trade credit exposure that Networks may have from time to time. While defaults under financings, guarantees and trade credits to our customers resulting in impairment charges and credit losses have not been a significant factor for Networks, these may increase in the future, and commercial banks may not continue to be able or willing to provide sufficiently long-term financing, even when backed by export credit agency guarantees, due to their own liquidity constraints.

Networks has used the sale of receivables to banks or other financial institutions to improve its liquidity, and any significant change in Networks’ ability to continue this practice could impair our liquidity. See Item 5B. “Liquidity and Capital Resources—Structured Finance,” and Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.

If any of the companies we partner and collaborate with were to fail to perform as planned or if we fail to achieve the collaboration or partnering arrangements needed to succeed, we may not be able to bring our products or services to market successfully or in a timely way.

We are increasingly collaborating and partnering with third parties to develop technologies, products and services. Additionally, we have outsourced various functions to third parties and are relying on them to provide certain services to us. These arrangements involve the commitment by each party of various resources, including technology, research and development efforts, services and personnel. Although the objective of the collaborative and partnering arrangements is a mutually beneficial outcome for each party, our ability to introduce products and services that are commercially viable and meet our and our customers’ and consumers’ quality, safety, security and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize:

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

Our products and services include increasingly complex technologies, some of which have been developed by us or licensed to us by certain third parties. As a result, evaluating the rights related to the technologies we use or intend to use is more and more challenging, and we expect to continue to face claims that we could have allegedly infringed third parties’ intellectual property rights. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and/or costly and time-consuming litigation.

Our products and services include increasingly complex technologies, some of which have been developed by us or licensed to us by certain third parties. As the amount of such proprietary technologies and the number of parties claiming intellectual property rights continue to increase, even within individual products, as the range of our products becomes more diversified and if we were to enter into new businesses, and as the complexity of the technology increases, the possibility of alleged infringement and related intellectual property claims against us continues. The holders of patents and other intellectual property rights potentially relevant to our products may be unknown to us, may have different business models, may refuse to grant licenses to their proprietary rights, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to alleged infringement or other corresponding allegations or claims by others which could impair our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components and various layers in our products, or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers’ use of our products.

In many aspects the business models for mobile services are not yet established. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive licensing terms may have a material adverse effect on the cost or timing of content-related services offered by us, mobile network operators or third-party service providers.

Since all technology standards, including those we use and rely on, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe, the number of third parties declaring their intellectual property to be potentially relevant to these standards, for example, the standards related to so-called 3G and 4G mobile communication technologies, as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. As the number of market entrants and the complexity of technology increases, it remains likely that we will need to obtain licenses with respect to existing and new standards from other licensors. While we believe, most such intellectual property rights declared or actually found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and thus costly and time-consuming litigation over such issues has resulted and may continue to result in the future.

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

Any restrictions on our ability to sell our products due to expected or alleged infringements of third-party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material loss of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into a licensing agreement. If licensing agreements were not available or are not available on commercially acceptable terms, we could be precluded from making and selling the affected products, or could face increased licensing costs. As new features are added to our products, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results. See Item 4B. “Business Overview—Patents and Licenses” for a more detailed discussion of our intellectual property activities.

We are a company with global operations and with sales derived from various countries, exposing us to risks related to regulatory, political or other developments in various counties or regions.

We generate sales from and have manufacturing facilities and suppliers located in various countries. Additionally, sales from emerging markets that may have a higher degree of regulatory or political risk represent a significant portion of our total sales and those countries represent a significant portion of any expected industry growth. Most of our suppliers are located in and our products are manufactured and assembled in emerging market countries, particularly in Asia. Accordingly, economic or political turmoil, military actions, labor unrest, civil unrest, public health and environmental issues or natural and man-made disasters in those countries could materially adversely affect the supply of our products and services, including network infrastructure equipment manufactured in those countries, our sales and results of operations. In recent years, we witnessed political unrest in various markets where we do business or have operations in, which adversely affected our sales in those markets or operations also outside those countries or regions, and any reoccurrence or escalation of such unrest could do so in the future. For instance, economic or political instability or the introduction of trade sanctions, as a result of the recent events and instability in Ukraine and the international reaction to them may adversely affect our business or operations in Ukraine, Russia and/or related markets, including as a result of potential trade sanctions or economic uncertainly or slowdown resulting from these events.

Further, the economic conditions in emerging market countries may be more volatile than in developed countries, and the purchasing power of our customers and consumers in those countries depends to a greater extent on the price development of basic commodities and currency fluctuations which may render our products too expensive to afford. Our business and investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable or unpredictable taxation treatment, exchange controls, and other restrictions affecting our ability to make cross-border transfers of funds, regulatory proceedings, unsound or unethical business practices, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. See Note 2 to our consolidated financial statements included in Item 18 of this annual report for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

Our business is subject to direct and indirect regulation in each of the countries where we, the companies with which we work, and our customers, do business. We develop many of our products based on existing regulations and technical standards, our interpretation of unfinished technical standards or there may be an absence of applicable regulations and standards. As a result, changes in various types of regulations, their application and trade policies applicable to current or new technologies or products may adversely affect our business and results of operations. For example, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of those networks. Also, changes in the applicable privacy related regulatory framework may adversely affect our business, especially our offering through our networks business, including if there are changes that reduce or are seen to reduce the privacy aspects of our offering, for instance if further governmental interception capabilities are required for the products and services that we offer. Our ability to protect the IP in our products and generate IP related net sales is dependent on regulatory developments in various jurisdictions, as well as the application of the regulations for instance through administrative bodies. Export control, tariffs or other fees or levies imposed on our products and environmental, health, data protection, product safety and data protection, security, consumer protection, money laundering and other regulations that adversely affect the export, import, technical design, pricing or costs of our products could also adversely affect our sales and results of operations. In addition, changes in various types of regulations or their application with respect to taxation or other fees collected by governments or governmental agencies may result in unexpected payments to be made by us, and in response to difficult global economic conditions there may be an increase in the aggressiveness of collecting such fees. The trade sanctions environment can be difficult to navigate for companies with global operations. We may be subject to new, existing or tightened export control regulations, sanctions, embargoes or other forms of trade restrictions imposed on certain countries. Such actions may trigger additional investigations, including tax audits by authorities or claims by contracting parties. The result and costs of such investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a settlement.

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

In line with changes in strategy, as well as in some cases a difficult political or business environment and an increasingly complicated trade sanctions environment, Nokia and its Networks business have exited or reduced operations in certain areas or countries, with some of these exits or reductions in operations still-ongoing. We continuously monitor international developments and assess the appropriateness of our presence and businesses in various markets. For instance, in light of the recent developments relating to Iran, Networks is assessing its position on performing business in Iran in compliance with all applicable trade sanctions and regulations, including potentially increasing its business activities with its existing customers in the country, while NSN works with them to find solutions to honor existing contractual obligations. The actions described in this paragraph may have adverse effects on Nokia for instance through triggering additional investigations, including tax audits by authorities or claims by contracting parties or reputational damage resulting for instance in adverse effects to business relationships. The result and costs of investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a settlement.

The impact of changes in or uncertainties related to regulation and trade policies could affect our business and results of operations adversely even though the specific regulations do not always directly apply to us or our products. In many parts of the world where we currently operate or seek to expand our business, local practices and customs may be contrary to our code of conduct and could violate anticorruption laws, including the US Foreign Corrupt Practices Act and the UK Bribery Act

2010 or EU and other applicable trade sanctions and embargoes. Our employees, or others who act on our behalf, could violate policies and procedures intended to promote compliance with anticorruption laws or trade sanctions. Violations of these laws by our employees or others who act on our behalf, regardless of whether we participated in such acts or knew about such acts at certain levels of our organization, could subject us and our employees to criminal or civil enforcement actions, including fines or penalties, disgorgement of profits and suspension or disqualification from sales. Additionally, violations of law or allegations of violations may result in the loss of reputation and business. Detecting, investigating and resolving such situations may also result in significant costs, including the need to engage external advisors, and consume significant time, attention and resources of our management. The result and costs of such investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a settlement.

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

We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. There can be no assurance, however, that our hedging activities will be successful in mitigating the impact of exchange rate fluctuations. In addition, significant volatility in the exchange rates may increase our hedging costs, as well as limit our ability to hedge our exchange rate exposure in particular against unfavorable movements in the exchange rates of certain emerging market currencies and could have an adverse effect on our results of operations, particularly our profitability. Further, exchange rate fluctuations may have an adverse effect on our net sales, costs and results of operations, as well as our competitive position through their impact on our competitors and customers. Further, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro as well as the market price of our ADSs. For a more detailed discussion of exchange risks, see Item 5A. “Operating Results—Certain Other Factors—Exchange Rates” and Note 35 of our consolidated financial statements included in Item 18 of this annual report.

We may not be able to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, for instance due to issues in selecting successfully the targets or failure to execute transactions or due to unexpected liabilities associated with such transactions.

From time to time, we may consider possible transactions that would complement our existing operations and enable us to grow our business or divest our existing businesses or operations. In addition to the Sale of the D&S Business, we have for instance as part of Networks’ strategy to focus on mobile broadband, divested certain businesses and may make further strategic divestments in the future.

We cannot provide assurance that any transactions, such as acquisitions, divestments, mergers or joint ventures, we consummate will ultimately provide the benefit we originally anticipate and the return on the acquisition may be below targets or negative. Furthermore, we may not succeed in integrating acquired operations with our existing businesses. We may not overcome problems encountered in connection with transactions, such as potential acquisitions or completed acquisitions, and such problems could have a material adverse effect on our business, financial condition, results of operation and cash flows.

Transactions, including acquisitions, divestments, mergers or joint ventures involve inherent risks, including:

•	The assumption and exposure to unknown or contingent liabilities of acquired businesses.

•	The ability to integrate acquired businesses and/or to achieve identified and anticipated operating and financial synergies.

•	Unanticipated delays or inability to proceed with transactions as planned, for instance, due to issues in obtaining regulatory approvals.

•

Unanticipated costs or changes in scope, for instance, due to issues with regulators or courts imposing terms on a transaction or obstacles that result in changes required in the scope of the transaction.

•	The diversion of management attention from existing business.

•	The potential loss of key employees and customers.

•	Unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition.

•	Potential disputes with sellers.

•	Impairments related to goodwill and other intangible assets.

•	Unexpected costs associated with the separation of the business to be sold.

•	Additional payment obligations and higher costs resulting from non-performance by divested businesses.

•	Exposure to contingent liabilities in connection with any indemnity we provide to the purchaser in connection with such divestiture.

•	Potential post-closing claims for indemnification and disputes with purchasers.

•	Our dependency on some of the divested businesses as our suppliers.

•	High transaction costs.

An unfavorable outcome of litigation, contract-related disputes or allegations of health hazards associated with our business could have a material adverse effect on our business, results of operations, financial condition and reputation.

We are a party to lawsuits and contract-related disputes in the normal course of our business. Litigation or contract related disputes can be expensive, lengthy and disruptive to normal business operations and divert the efforts of our management. Moreover, the results of complex legal proceedings or contract related disputes are difficult to predict. An unfavorable resolution of a particular lawsuit or contract related dispute could have a material adverse effect on our business, results of operations, financial condition and reputation.

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

Although Nokia products are designed to meet all relevant safety standards and recommendations globally, we cannot guarantee we will not become subject to product liability claims or be held liable for such claims or be required to comply with future regulatory changes in this area that could have a material adverse effect on our business. We have been involved in several lawsuits alleging adverse health effects associated with our product, including those caused electromagnetic fields and the outcome of such procedures is difficult to predict, including the potentially significant fines or settlements. Even a perceived risk of adverse health effects of mobile devices or base stations could have a material adverse effect on us through a reduction in the demand for mobile devices having a negative effect on our continuing businesses, for instance through demand for mobile networks or increased difficulty in obtaining sites for base stations.

See Item 8A7. “Litigation” for a more detailed discussion about litigation that we are party to.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Technologies. Each of these businesses is a leader in its respective field.

Through our three businesses, we have a global presence with operations and R&D facilities in Europe, North America and Asia, sales in approximately 130 countries, and we employ around 55 000 people. We are also a major investor in R&D, with expenditure through the three businesses amounting to more than EUR 2.5 billion in 2013.

Until recently, Nokia was a key participant in the mobile devices market through its Devices & Services business, which largely comprised two business units: Smart Devices and Mobile Phones. In September 2013, Nokia announced an agreement with Microsoft whereby it would sell substantially all of its Devices & Services business to Microsoft. The transaction, which we describe in more detail below, was completed on April 25, 2014.

In this report, we describe the Nokia business as of today, including our three continuing businesses but also provide under “Discontinued Operations” information about the Devices & Services business which was fully part of the Nokia Group throughout 2013.

For 2013, our three continuing businesses had net sales of approximately EUR 13 billion and generated an operating profit of EUR 0.5 billion.

History

Nokia has a long history of successful change and innovation, adapting to shifts in markets and technologies. From its humble beginning in 1865 with one paper mill, the company has participated in many sectors over time: cables, paper products, tires, rubber boots, consumer and industrial electronics, plastics, chemicals, telecommunications infrastructure and more.

Most recently, Nokia has been best known for its revolutionary wireless communication technologies, which have connected billions of people through networks and mobile phones. Nokia’s history dates back to 1865, when mining engineer Fredrik Idestam set up his first wood pulp mill at the Tammerkoski Rapids in Southwestern Finland. A few years later he opened a second mill on the banks of the Nokianvirta River, inspiring him to name his company Nokia Ab in 1871.

In 1967, we took our current form as Nokia Corporation as a result of the merger of Idestam’s Nokia AB, Finnish Rubber Works, a manufacturer of rubber boots, tires and other rubber products founded in 1898, and Finnish Cable Works Ltd, a manufacturer of telephone and power cables founded in 1912. The new Nokia Corporation had five businesses: rubber, cable, forestry, electronics and power generation.

Nokia first entered the telecommunications equipment market in 1960 when an electronics department was established at Finnish Cable Works to concentrate on the production of radio-transmission equipment. Regulatory and technological reforms have played a role in our success. Deregulation of the European telecommunications industries since the late 1980s has stimulated competition and boosted customer demand.

In 1982, we introduced the first fully-digital local telephone exchange in Europe, and, in the same year, the world’s first car phone for the Nordic Mobile Telephone analog standard. The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity in addition to high-quality sound, was followed by the European resolution in 1987 to adopt GSM as the European digital standard by July 1, 1991. The first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja in 1991, and in the same year Nokia won contracts to supply GSM networks in other European countries.

In the early 1990s, we made a strategic decision to make telecommunications our core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computer, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested between 1989 and 1996. By 1998, Nokia was the world leader in mobile phones, a position it enjoyed for more than a decade

In 2006, Nokia, which had already been investing in its mapping capabilities for many years, acquired Gate5, a mapping software specialist, and then in 2008 NAVTEQ, the US-based maker of digital mapping and navigational software. Today, Nokia offers leading location services through the HERE business and brand, launched in 2012.

In 2007, Nokia combined its telecoms infrastructure operations with those of Siemens to form a joint venture named Nokia Siemens Networks. NSN, today known as Networks, has become a leading global provider of telecommunications infrastructure, with a focus on offering innovative mobile broadband technology and services.

In 2011, Nokia joined forces with Microsoft to strengthen its position in the highly competitive smartphone market. Nokia adopted the Windows Phone operating system for smart devices and through their strategic partnership Nokia and Microsoft set about establishing an alternative ecosystem to rival iOS and Android. In 2011, Nokia also started to make a number of changes to its operations and company culture that would in the course of the next two years lead to shortened product development times and better responsiveness to market demand.

In 2013, Nokia moved to reinvent itself with two transformative transactions. The first was the purchase of Siemens’ stake in the then NSN, which was nearing the end of a deep restructuring and remarkable transformation. The second was the announcement of the sale of substantially all of Nokia’s Devices & Services business to Microsoft, which we completed in April 2014.

Following the closing of the Microsoft transaction, Nokia announced its new strategy, building on its three strong businesses: Networks, HERE, and Technologies.

Acquisition of Siemens’ Stake in NSN

Nokia announced the first of what would be two transformative transactions for the company during 2013 on July 1 when it announced an agreement to acquire Siemens’ 50% in the companies’ joint venture Nokia Siemens Networks. The purchase price for Siemens’ stake was EUR 1.7 billion and the transaction closed on August 7, 2013, at which time NSN became a wholly owned subsidiary of Nokia.

Nokia saw the transaction as an opportunity to create more shareholder value for the group. We had a clear view of NSN’s leadership in next generation technologies, such as LTE, as well as its impressive profitability improvement, which was the result of the focused strategy and successful implementation of the company’s restructuring program. Furthermore, it was evident to us that NSN was not a core business for Siemens. We saw a good opportunity to purchase Siemens’ share at what we believed to be an attractive price.

After the transaction closed, we phased out the Siemens name from Nokia Siemens Networks’ company name and branding and adopted Nokia Solutions and Networks, or NSN, as the name and brand. Upon the announcement of our new strategy on April 29, 2014, NSN is now known as Networks and operates under the Nokia brand.

Following the completion of the transaction, Rajeev Suri continued as CEO of NSN. However, the NSN Board of Directors was adjusted to the new ownership structure, with the Siemens-appointed directors resigning. In addition, Jesper Ovesen stepped down from his position as Executive Chairman of the NSN Board upon the closing of the sale of the Devices & Services Business.

Sale of the Devices & Services Business to Microsoft

The process leading to the announcement of the proposed sale of substantially all of Nokia’s Devices & Services business to Microsoft on September 3, 2013, and eventually to the closing of the transaction on April 25, 2014, started in early 2013 when Microsoft approached Nokia indicating its interest in purchasing all or part of our Devices & Services business. After this contact, we carried out an extensive strategic review and considered a wide range of strategic alternatives and scenarios for the company. This review included, among other things, a thorough assessment of what would be possible within the framework of the partnership with Microsoft, outside of it, as well as the value of Nokia’s businesses and assets in different scenarios.

During this process and throughout the negotiations, we consulted with our senior management as well as with outside legal and financial advisors. The negotiations with Microsoft progressed and eventually resulted in an offer from Microsoft to purchase substantially all of Nokia’s Devices & Services business and to license our patents. After a thorough and careful assessment, we determined at a meeting held on September 2, 2013, that the proposed transaction was advisable, fair to, and in the best interests of Nokia and its shareholders. We decided to enter into the transaction and resolved to submit it to Nokia shareholders for confirmation and approval.

On September 3, 2013, Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia would sell to Microsoft substantially all of its Devices & Services business, including the Mobile Phones and Smart Devices business units as well as an industry-leading design team, operations including Nokia Devices & Services production facilities, Devices & Services-related sales and marketing activities, and related support functions. Also, in conjunction with the closing of the transaction, Nokia granted Microsoft a 10 year non-exclusive license to its patents and Microsoft granted Nokia reciprocal rights to use Microsoft patents in our HERE services, our mapping and location services business. The total purchase price was EUR 5.44 billion, of which EUR 3.79 billion related to the purchase of substantially all of the Devices & Services business, and EUR 1.65 billion related to the 10 year mutual patent license agreement and the option to extend this agreement to perpetuity. In addition, Microsoft became a strategic licensee of the HERE platform, and separately pays Nokia for a four-year license.

On November 19, 2013, Nokia’s shareholders confirmed and approved the transaction at the Extraordinary General Meeting in Helsinki. We were very pleased for the overwhelmingly strong support our shareholders gave for the transaction, as a total of over 99% of the votes cast were in favour of the approval. Having received the approval of Nokia shareholders and regulatory authorities as well as fulfilling other customary closing conditions, the transaction closed on April 25, 2014.

Of the Devices & Services related assets, Nokia’s former CTO (Chief Technology Office) organization and patent portfolio remained within the Nokia Group, which are currently part of the Technologies business. The operations that were transferred to Microsoft generated EUR 10.7 billion, or approximately 46%, of Nokia’s net sales for the full year 2013.

As is customary for transactions of this size, scale and complexity, Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments included Nokia’s manufacturing facilities in Chennai in India and Masan in the Republic of Korea not transferring to Microsoft. These adjustments did not impact the material deal terms of the transaction and Nokia will be materially compensated for any retained liabilities.

In India, our manufacturing facility is subject to an asset freeze by the Indian tax authorities as a result of ongoing tax proceedings. Consequently, the facility remains part of Nokia following the closing of the transaction. Nokia and Microsoft have entered into a service agreement whereby Nokia would produce mobile devices for Microsoft.

In the Republic of Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction. At the time of writing, Nokia was taking steps to close the facility, which employs approximately 200 people.

Altogether, and accounting for these adjustments, approximately 25 000 employees transferred to Microsoft at the closing. Earlier, we had expected approximately 32 000 employees to transfer.

Following the transaction, Nokia continues to own and maintain the Nokia brand. Under the terms of the transaction, Microsoft received a 10 year license arrangement with Nokia to use the Nokia brand on certain Mobile Phones products. Additionally, Nokia is restricted from licensing the Nokia brand for use in connection with mobile device sales for 30 months and from using the Nokia brand on Nokia’s own mobile devices until December 31, 2015.

Nokia retains its headquarters in Finland, but as the majority of employees working at the Keilaniemi, Espoo headquarters were focused on Devices & Services activities and support functions it was agreed that the Keilaniemi facility would become a Microsoft site upon the closing of the transaction. Nokia has since relocated its headquarters to the Karaportti campus in Espoo.

New vision, strategy and structure

The completion of the transaction with Microsoft has provided Nokia with a solid basis for future investment. It has also significantly strengthened our financial position, supporting our target of returning to being an investment grade company. On April 29, 2014, and building on this platform of renewed financial strength, Nokia outlined its next steps and future plans in more detail. These included:

•	The appointment of Rajeev Suri as President and CEO, effective May 1, 2014;

•	A vision to be a leader in technologies important in a connected world;

•	A strategy to realize that vision by building on Nokia’s three strong businesses in networks, location and technologies;

•

Plans for a EUR 5 billion program to optimize capital structure, including the Nokia Board’s proposal to the Annual General Meeting 2014 for the dividend and for an authorization for the Board to repurchase shares; and

•	A new governance structure and the appointment of a new leadership team, effective May 1, 2014.

Long-term leadership targeted in three key areas

Nokia believes that over the next 10 years billions of connected devices will converge into intelligent and programmable systems that will have the potential to improve lives in a vast number of areas: time and availability, transportation and resource consumption, learning and work, health and wellness, and many more.

This new world of technology will require 1) connectivity capable of handling massive numbers of devices and exponential increases in data traffic; 2) location services that seamlessly bridge between the real and virtual worlds; and 3) innovation, including in sensing, radio and low power technologies. Nokia’s vision is to be a leader over the long term in these three areas.

Nokia strategy

Nokia’s strategy is to develop its three businesses—Networks, HERE, and Technologies—in order to realize its vision of being a technology leader in a connected world and, in turn, create long-term shareholder value. Our goal is to optimize the company so that each business is best enabled to meet its goals. Where it makes sense to do so, we will pursue shared opportunities between the businesses, but not at the expense of focus and discipline in each.

Nokia will target the creation of long-term shareholder value by focusing on the following three areas:

1.	Through its Networks business (formerly NSN), Nokia will invest in the innovative products and services needed by telecoms operators to manage the increase in wireless data traffic which is more than doubling every year. Future investment will focus on further building on our strong position in mobile broadband and related services, and strengthening our leadership position in next-generation network technologies.

Today, the Networks business serves more than 90 of the world’s 100 largest operators, is a leader in the large and dynamic mobile broadband market, and is ranked third in estimated global market share in mobile radio and second in telecommunication services. An early leader in virtualization and cloud technologies, Networks conducted trials and pre-commercial live projects with more than 50 customers in 2013.

2.

Through its HERE business, Nokia is will invest to further develop its location cloud to make it the leading source of location intelligence and experiences across many different operating systems, platforms and screens. Given that location is an essential element of a connected world, we will target our investment in three areas: 1) technology for smart, connected cars; 2) cloud-based services for personal mobility and location intelligence, including for the growing segment of wearables and special purpose devices; and 3) location-based analytics for better business decisions.

Today, HERE is the leading global provider of map content, powering four out of five in-car navigation systems. Its location platform is used by leading internet companies such as Amazon, Microsoft and Yahoo.

3.	Through its Technologies business, Nokia will invest in the further development of its industry-leading innovation portfolio. This will include 1) expanding our successful intellectual property licensing program; 2) helping other companies and organizations benefit from our breakthrough innovations through technology licensing; and 3) exploring new technologies for use in potential future products and services.

The Technologies team includes hundreds of world-class scientists and engineers who have driven more than half of Nokia’s recent patent filings and many of whom are recognized as leading experts in fields that are essential for enabling the future connected world. These areas include low-power connected smart multi-sensor systems, distributed sensing, and intelligent interplay between various types of radio technologies.

Nokia’s continuing businesses invested more than EUR 2.5 billion in research and development in 2013. We believe that the company has a strong financial position and the capacity to continue to make the investments necessary to remain an innovation leader in the three segments in which it competes.

Clear operational governance and structure; strong leadership team

Nokia will adopt a simple and clear operational governance model, designed to facilitate innovation and growth. As of May 1, 2014, all three businesses will report to the Nokia President and CEO, who has full accountability for the performance of the company. HERE and Technologies each will have a single leader reporting to the President and CEO. To ensure efficiency and simplicity, the Nokia President and CEO will assume direct control of the Networks business and key Networks leaders will report to him.

The primary operative decision-making body for the company will be the Nokia Group Leadership Team, which will be responsible for Group level matters, including the company strategy and overall business portfolio. Effective May 1 2014, the Nokia Group Leadership Team will replace the current Nokia Leadership Team, and the President and CEO will chair the Group Leadership Team, which will consist of the following members:

•	Rajeev Suri as President and CEO of Nokia.

•	Timo Ihamuotila as Executive Vice President and Group Chief Financial Officer.

•	Michael Halbherr as CEO of HERE.

•	Henry Tirri as Executive Vice President, and acting Head of Technologies.

•	Samih Elhage as Executive Vice President and Chief Financial and Operating Officer of Networks.

Effective May 1, 2014 the interim governance structure of Nokia will cease to exist. Risto Siilasmaa, who has been serving as an interim CEO since September 3, 2013, will focus exclusively on his role as the Chairman of the Nokia Board of Directors. In addition, Timo Ihamuotila will step down from the interim President position.

Consistent with the planned structural changes we announced on April 29, 2014, Networks (formerly Nokia Solutions and Networks, or NSN) and Technologies will operate under the Nokia brand. HERE will retain its distinct identity within the Nokia family and, where appropriate, will be identified as “A Nokia Company”. The NSN name will no longer be used after a short phase-out period.

Organizational Structure and Reportable Segments

We have three businesses: Networks, HERE, and Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Networks, HERE, and Technologies.

Networks also contains Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, as well as Optical Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Solutions and Networks business. Additionally, as a result of the Sale of the D&S Business, we report certain separate information for Discontinued Operations.

On August 7, 2013, Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens. NSN was consolidated by Nokia prior to this transaction. Beginning in the third quarter of 2013, Nokia has reported financial information for the two operating and reportable segments within NSN; Mobile Broadband and Global Services. As of the fourth quarter of 2013, the Devices & Services business has been reported as Discontinued Operations. To reflect these changes, historical results information for past periods has been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results.

For the breakdown of our net sales and other operating results by category of activity and geographical location in 2013, see Item 5 and Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Other

During 2014, we currently expect the amount of capital expenditure from continuing operations, excluding acquisitions, to be approximately EUR 200 million, primarily attributable to Networks, and to be funded from our cash flow from operations.

During 2013, our capital expenditures, excluding acquisitions, totaled EUR 407 million, compared with EUR 461 million in 2012. For further information regarding capital expenditures, see Item A “Operating results”, and for a description of capital expenditures by our reportable segments, see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

We maintain listings on two major securities exchanges. The listing venues for our shares are NASDAQ OMX Helsinki, in the form of shares, and the New York Stock Exchange, in the form of American Depositary Shares.

Following the closing of the Sale of the D&S Business on April 25, 2014, our principal executive office is located at Karakaari 7, FI-02610 Espoo and our telephone number is +358 (0) 10 44 88 000.

4B. BUSINESS OVERVIEW

The following discussion focuses mainly on Nokia’s three businesses: Networks, HERE, and Technologies. Prior to its sale, the Devices & Services business was a reportable segment for Nokia until the end of the third quarter 2013 and was reported as Discontinued Operations as of the fourth quarter 2013.

CONTINUING OPERATIONS

Networks

Market Overview

The mobile infrastructure and related services market comprises a broad range of different products, from the hardware components of networks used by network operators to software solutions supporting the efficient interaction of them as well as services to plan, implement, run and upgrade mobile operators’ networks. The fundamental driver of demand in the mobile infrastructure and related services market is the ever-growing need for greater bandwidth and capacity. Bandwidth requirements are rapidly expanding as markets transition to data-rich websites and video-based and other web applications become more commonly deployed, and as market penetration of data intensive devices such as smartphones and tablets increases.

Segment Overview

Through Networks (formerly NSN), Nokia is a leading global provider of telecommunications infrastructure that focuses on the mobile broadband market. We believe we are the third largest company worldwide by revenue in our target market. We have a strong position in the newer infrastructure technologies of 3G and 4G (LTE). In 3G, we are the industry leader by customers served, with more than a billion subscribers connected through our 3G networks. In LTE, we had 117 commercial contracts at the end of 2013.

Networks is the former NSN business, which began operations on April 1, 2007, combining the networks business of Nokia Corporation and the carrier-related operations of Siemens AG for fixed and mobile networks. Since August 7, 2013, the business has been wholly owned by the Nokia Corporation and is now operating under the Nokia brand.

Networks continues to focus on mobile broadband. The company believes this market will continue to grow as mobile operators face the challenge of increasing demand for greater network capacity and improved user experience. At the same time, mobile operators are continually seeking ways to meet subscriber demands in a cost-effective manner. With a specialist approach to mobile broadband, targeted research and development, and a streamlined structure, Networks has positioned itself to enable operators to address these challenges.

The company has an installed base of around 600 customers worldwide and these operators serve over 4 billion subscribers. Networks’ customers include many of the world’s largest mobile operators, including Bharti Airtel, China Mobile, Deutsche Telekom, NTT DoCoMo, Softbank, Sprint, Telefónica, Verizon and Vodafone among them.

For the year ended December 31, 2013, Networks had net sales of EUR 11.3 billion and total assets of EUR 8.6 billion.

Strategy

Networks has identified the following key developments in its industry:

•

Industry consolidation. In a market faced with flat to modest growth, possible operator consolidation and disruption of IT and telecommunications convergence, Networks believes operators’ choice of suppliers will lead to only a limited number of network infrastructure and related service vendors to be able to achieve or maintain the necessary scale in the future evolution of radio technology.

•

Entry of new players. The convergence of IT and telecommunications enables a shift of network intelligence from telecom-specific platforms to generic data centers using IT and IP hardware. While we believe this creates an opportunity for telecommunications vendors to provide cloud technology and network function virtualization, we believe that this also creates opportunities for both start-ups and established IT companies and may result in new participants entering into our industry.

•

Mobile data traffic growth. The exponential growth in mobile data traffic continues. Networks currently predicts that worldwide mobile data traffic can be approximately 1 000 times that of 2010 before the year 2020.

•

Mixed radio technology environment. Mobile networks have four generations of co-existing radio technologies supporting billions of connected devices. The operators need to manage the complexity of multiple radio technologies, and modernize their networks in a flexible and efficient manner to cope with evolving technological requirements while optimizing their capital investments. Innovations like self-organizing networks and Single RAN will help to manage multiple technologies.

•

Declining operator revenue growth. Operators’ revenues from traditional mobile voice and text messaging continue to decline, as subscribers adopt over-the-top applications for voice and messaging, while the revenue growth from the data traffic appears to not be sufficient to maintain the past growth rates of the operators’ overall revenues.

•

Network sharing and operator consolidation. Network sharing presents opportunities for operators to achieve scale and efficiencies, improve customer experience, and improve their profitability, along with addressing operators’ needs for radio frequency spectrum for their telecommunication networks, and may further facilitate possible operator consolidation.

•

Utilization of spectrum assets and re-farming. Operators are increasingly allocating data services to more efficient bands of radio frequency spectrum, sharing radio spectrum and re-using free GSM frequencies to support 3G and 4G rollouts.

•	Spectrum availability. Frequency spectrum is a limited and expensive resource that is essential to an operator’s ability to address the fast pace of mobile data traffic growth.

•

Telco cloud and virtualization. Cloud technology and virtualization of core network can be deployed to provide solutions quickly and cost-efficiently as IT and IP hardware commoditize and transform to more software-driven solutions.

•

From data analytics to cognitive networks. By using cognitive (self-aware) telecommunications networks, operators can ensure their infrastructure is able to automatically adapt to rapidly changing requirements on their networks.

Networks’ strategy announced in 2011 is built around focus, quality and innovation. To address the industry developments identified above, we have evolved this strategy around three areas: 1) end-to-end mobile broadband leadership, 2) services growth, and 3) quality and execution. Overlying these areas we have defined three enablers of its strategy: innovation, automation and partnering.

1)	End-to-end Mobile Broadband Leadership

Networks continues to focus on its current Radio and Core businesses, as well as plans to address new areas within mobile broadband for further growth. In the Radio business, we are focused on strengthening the company’s position in SingleRAN technology, which allows the same hardware platform to be used for different generations of radio technology, and using it to develop an improved position in the LTE market. Further, we believe small cells, which are targeted on a smaller geographical area and a fewer number of users, represent an area of significant opportunity for the future and that we have a competitive advantage with its microcells and picocells which are estimated to be the smallest in the industry and are also uniquely able to provide feature parity with larger macro cells. In the Core business, we estimate it has taken an early lead in the effort of providing a fully virtualized Liquid Core, as well as positioning itself well with respect to the emerging telco cloud through its already existing commercial solutions.

2)	Services Growth

During the recent transformation of the company, we rebalanced our Global Services business unit by adjusting the services portfolio, exiting from certain unprofitable customer deals and focusing its attention on the business and geographic areas in which we can add the most value for our customers. In its refreshed services strategy, we have placed increased focus on the revenues of Global Services by concentrating on three priority areas:

•	Pursuing services-led growth opportunities, particularly in the Network Optimization and Managed Services businesses. We are developing new services and business models, for instance for telco cloud.

•	Capitalizing on the volume of the Mobile Broadband business unit to increase the attached Network Implementation and Systems Integration services.

•	Improving the operational excellence of Global Services; optimizing both end-to-end delivery of services and the day-to-day running of networks through Care services.

3)	Quality and Execution

We plan to make quality a competitive differentiator for Networks and believe that the importance of end-to-end quality is increasing in the telecommunications industry, while the complexity and cost of delivering it are rising as well. The intolerance of lapses in service from mobile broadband subscribers and operators means that quality improvements have a direct impact on the reputation and success of network suppliers. We aim to meet these quality requirements proactively to ensure that mobile operators can provide their customers with an excellent end-user experience. We are also focusing on continuously improving efficiency in all operations.

Innovation

We employ a strategy of customer-focused innovation, which aims to deliver a better return on investment for its customers than pure technology research, and to direct resources and attention to specific challenges faced by operators.

We have one of the largest research and development commitments in the telecommunications industry with total expenditures of EUR 1.8 billion in 2013. The efforts of our R&D teams result in a stream of continuous improvement, technology breakthroughs and industry awards.

For example, the company’s Flexi Multiradio base stations have, since their first shipment in 2008, been shipped to close to 300 customers. New generations of the product are continuously in development and launch, such as the launch of our new Flexi Zone LTE microcell and picocell base stations in November 2013.

We also focus on innovation in the area of customer experience management (CEM) which involves various tools that help operators to better meet their subscribers’ demands and monetize their network investments.

With a portfolio of almost 4 000 patent families, Networks is a significant holder of intellectual property rights (please also see the section “Research and Development” below).

Partnering

We aim to leverage the broader IT and telecommunications ecosystem with an increased focus on partnerships, ranging from largely standardized areas of transport, packet networks and IT hardware, to core virtualization, network security, Liquid Applications and specialized services.

Automation

We have leveraged automation in areas such as Global Delivery and R&D Centers, making considerable progress in efficiency and profitability. We now plan to extend the automation focus to other areas, aiming to improve efficiency and gain more time for value-added work dedicated to improving our offerings for customers.

Networks Business Overview in 2013

During 2013, Networks made progress in a number of areas relative to its strategy, including the following:

•

We won LTE contracts for China Mobile’s and China Telecom’s nationwide TD-LTE networks; with Chunghwa Telecom in Taiwan; Celcom in Malaysia; Sprint in the United States; US Cellular’s second wave of LTE services; with TIM Brasil and Oi Brasil; Movistar and Claro in Chile; MTS in the Moscow and Central Russia regions; SFR in Paris; Tele2 in the Netherland; Vodafone in New Zealand, and Ooredoo in Qatar.

•

We continued to stay at the forefront of mobile broadband, further enhancing its Radio Base Station Smart Scheduler and launching a powerful TD-LTE Base Station radio module; and introducing new (FlexiZone) microcell and picocell base stations.

•

Networks and China Mobile enabled the world’s first live TV broadcast via TD-LTE; Networks and the Singapore-based operator StarHub completed Southeast Asia’s first 3GPP standard Voice over LTE call in a live network; Networks and Panasonic Mobile Communications were selected by NTT DOCOMO in Japan to develop LTE-Advanced next-generation mobile broadband network architecture; Networks also helped all three major Korean operators—SK Telecom, LG U+ and Korea Telecom—to become the world’s first operators to launch LTE-Advanced services commercially.

•

Networks and SK Telecom of South Korea completed the world’s first proof-of-concept of Liquid Applications over LTE, and Networks successfully demonstrated its telco cloud capabilities in a joint proof-of-concept for Evolved Packet Core (EPC) virtualization with SK Telecom.

•

The Lebanese telecommunications operator, touch, chose our operations support systems (OSS) portfolio and related integration services; Zain Kuwait deployed our Customer Experience Management (CEM) solution, and our CEM contract with Beijing Mobile was extended.

•

We announced research co-operation with China Mobile Research Institute; made a multi-year commitment to 5G research activities together with the NYU WIRELESS research center; and announced its participation as a founding member in the 5G public-private partnership between the European Union and 5G PPP Association.

•

In June 2013, ABI Research ranked us as number one in its macro base station vendor competitive assessment; and industry analyst firm Gartner positioned us in the ‘Leaders’ quadrant of the Magic Quadrant for LTE Network Infrastructure, for the second consecutive year.

Restructuring

In November 2011, NSN (now Networks) announced its strategy to focus on mobile broadband and services. It also announced an extensive global restructuring program, targeting the reduction of its annualized operating expenses and production overhead, excluding special items and purchase price accounting related items, by EUR 1 billion by the end of 2013, compared to the end of 2011. In January 2013, this target was raised to EUR 1.5 billion, and in July 2013 this target was further raised to “more than EUR 1.5 billion”. While these savings were expected to come largely from organizational streamlining, the program also targeted areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality. By the end of 2013, the business had achieved this target.

Non-core Businesses, Divestments and Portfolio Management

As part of its strategy of focusing on mobile broadband, Networks has divested a number of businesses not in line with company direction. In 2013, Networks completed the divestment of its Optical Network business to Marlin Equity Partners, and the divestment of the Business Support Systems operations to Redknee. This was in addition to the five transactions closed in the course of 2012, including the divestments of the microwave transport business, former Motorola Solutions’ WiMAX business, fixed-line broadband access business, Belgacom-related IPTV assets and NSN’s proprietary broadband business, Expedience.

Organization

Networks has two business units: Mobile Broadband and Global Services. The Mobile Broadband business unit provides flexible and adaptable network solutions for mobile voice and data services through its Radio and Core businesses. The Radio business covers all generations of the technology: GSM, CDMA, WCDMA, and LTE. The Core product portfolio includes a comprehensive mobile switching portfolio and voice and packet core solutions as well as smartphone-friendly “Liquid” software providing a high level of network capacity and performance. Additionally, Mobile Broadband’s expertise in customer experience management, virtualization and software-rich solutions helps operators to deal with the new technology trends such as cloud computing, big data, multimedia content, special events, and security.

The Global Services business unit provides mobile operators with a broad range of services. Network Implementation includes services needed to build, expand or modernize a communications network efficiently. Customer Care includes software and hardware maintenance as well as competence development services. Within the Managed Services business, Networks takes the responsibility for running a range of services for operators, from network operations to service operations, which enables operators to manage service life-cycles efficiently and enhance their customers’ experience. The Network Planning and Optimization business offers network assessment and capacity and configuration planning. Our Systems Integration capabilities ensure that all the elements of a new mobile broadband solution seamlessly bring together new and legacy technologies. We use global and local services experts and centralized tools and architecture at two Global Delivery Centers and five Global Service Delivery hubs around the world. These delivery centers, which deliver a growing proportion of our services, consolidate a range of service solutions into one location to provide greater efficiency for customers.

Sales and Marketing

Our direct sales force or sales support teams are active in approximately 120 countries. They help to ensure that we are close to our customers, both physically and in terms of understanding the local market, and helps us develop stable customer relationships.

In 2013, our country operations were grouped into three main geographical markets: Asia, Middle East and Africa; Europe and Latin America; and North America. These three markets further divide into regions containing our sales and delivery teams, which benefit from a close relationship with mobile operators in their countries. Our operating approach in the various regions and countries is tailored according to the requirements of the countries and their respective operator customers.

Our Asia, Middle East and Africa (AMEA) Market spans an expansive and varied geographical scope—ranging from advanced telecommunications markets, such as Japan and Korea, to developing markets, such Bangladesh, India, Kenya and Vietnam. We have strong mobile broadband momentum in the AMEA market, including Saudi Arabia, China, Japan, Korea, Indonesia, and Australia and works with the leading operators in this market, such as Vodafone, China Mobile, China Unicom, China Telecom, SoftBank, KDDI, NTT DoCoMo, KT, SKT, Telkomsel, Bharti Airtel, Etisalat, Ooredoo, STC and, and Zain. The AMEA market has one Global Delivery Center in India.

Our Europe and Latin America (ELAT) Market is further divided into the regions of Europe and Latin America. The European region includes our headquarters in Finland and the Global Delivery Center in Portugal. In Europe, we work with all the region’s major operators, including Orange, Vodafone Group, Deutsche Telekom, MTS Sistema, MegaFon, TeliaSonera and WIND, serving hundreds of millions of customers. Operators like Telefónica, TIM and Portugal Telecom are present in both Europe and Latin America, on a very large scale. We also have extensive R&D expertise in Europe, including some of its largest technology centers working on future mobile broadband technologies. In Latin America, we work with all major operators, including Oi, TIM, Telefónica, América Móvil, Telecom Personal, Nuevatel and Avantel. We believe that the mobile broadband market in Latin America has high potential, as the majority of mobile devices are not yet 3G capable.

Our North America (NAM) Market comprises operations in the United States and Canada. Teams across the region work with 8 of the top 10 North American mobile operators, as well as local operators, key cable companies, and government entities. With strong demand for advanced services driven by growth in the smartphone market, 4G LTE has been strongly embraced by all major NAM operators. These operators have invested in an attempt to provide the best in coverage and speed to grow their market share. We believe our major LTE contract with T-Mobile USA, the new TD-LTE contract with Sprint, and the IP multimedia subsystem (IMS) solution with Verizon have positioned our mobile operator customers well to compete in this competitive market. We also have the “Innovation Lab”, which is our flagship mobile broadband testing and development facility located in Silicon Valley. We estimate that North America was one of the fastest growing markets in 2013, delivering strong net sales growth for us in 2013 both in terms of products and services.

Networks’ Marketing and Corporate Affairs organization is responsible for developing, executing and measuring corporate strategies, plans and budgets for marketing, communications, government relations, health and safety, and security. The organization drives product launches and sales enablement, manages corporate reputation, and oversees the health and safety and security of employees and contractors. Following the announcement by Nokia of its new strategy, it is also charged with raising the visibility of the Nokia brand and positioning the company as a leader in the telecommunications industry, as well as, more broadly, a technology leader in a world where everyone and everything is connected.

Production of Infrastructure Equipment and Products

Networks’ Operations unit handles the supply chain management of all of the business’s hardware, software and original equipment manufacturer products. This includes supply planning, manufacturing, distribution, procurement, logistics, supply network design and delivery capability creation in product programs.

As of December 31, 2013, Networks had seven manufacturing facilities worldwide: four in China (Beijing, Shanghai, Tianjin and Suzhou), one in Finland (Oulu), one in India (Chennai) and one in Russia (Tomsk).

Certain components and sub-assemblies for products, such as company specific integrated circuits and radio frequency components, are sourced and manufactured by third-party suppliers. We then assembles these components and sub-assemblies into final products and solutions. For selected products and solutions, suppliers deliver goods directly to customers. Consistent with industry practice, we manufacture telecommunications systems on a contract-by-contract basis.

Research and Development

Networks has ten Global Technology Centers with specific technology and competence profiles in China, Finland, Germany, Hungary, India, Poland and the United States.

Networks’ research and development (R&D) activities and product portfolio are software-driven, and the majority of R&D resources are dedicated to software development. The R&D organization is designed to have a flat structure to encourage process discipline, and at the same time increased R&D automation is implemented for improved efficiency. We focus on creating a strong partner ecosystem and effective management of portfolio decision-making for its partners and suppliers and their products. The Mobile Broadband business unit conducts R&D internally as well as with external partners when additional capacity or expertise is required.

Through Networks, Nokia is one of the largest investors in R&D in the telecommunications industry, with total expenditures of EUR 1.8 billion in 2013, and with approximately 16 000 R&D personnel, at the end of 2013. These R&D capabilities are designed to give us the ability to keep up with the pace of change in the telecommunications sector, where the products and their development needs to be faster, more intelligent, more efficient, interconnected, context-aware and adaptive, driven by an evolving device landscape and exponential data traffic growth.

We believe that the geographical diversity of its R&D network is an important competitive advantage for Networks. In addition, the ecosystem around each of its R&D sites helps it connect with experts worldwide, complemented by cooperation with universities and other research facilities.

In recent years, we have increased our R&D efficiency and scale by aligning resources with its focus on the mobile broadband and related services market. Since the end of 2008, we have more than doubled its development capacity in terms of research hours in next generation radio and core, such as LTE, small cells, IMS/Voice over LTE, evolved packet core and customer experience management, while reducing capacity by more than 50% on more mature technologies such as GSM and CDMA.

Networks’ Technology & Innovation unit complements the R&D organization by focusing on developing and implementing cutting-edge technologies that are several years more advanced than other technologies currently in the market. Technology & Innovation also has responsibility for research, standardization, intellectual property rights and innovation. The unit cooperates with universities, research institutes, leading industry partners and other industry cooperation bodies worldwide.

Patents and Licenses

Intellectual property assets are fundamental to Networks and its business units. We believe Networks is an industry leader in the research and development of wireless, broadband and transport technologies, and has a robust patent portfolio in a broad range of technology areas. Networks seeks to safeguard its investments in technology through appropriate IPR protections and it has generated and maintained an extensive portfolio of patents covering significant innovations arising from its research and development activities since the business’s formation, including patents, design patents, trade secrets, trademark registrations, and copyrights. Additionally, where deemed necessary, Networks obtains licenses to use standards-essential and other patents in its hardware and software solutions for both fixed and mobile network infrastructure.

Networks owns a large portfolio of almost 4 000 patent families comprising of approximately 11 000 individual patents and patent applications across an array of technologies, some of which were transferred from Nokia and Siemens upon the formation of the business as NSN in 2007.

Networks’ IPR portfolio includes high-quality standard-essential patents (SEPs) and patent applications which have been declared to ETSI and other SDOs as essential to LTE, WCDMA, TD-SCDMA, WIMAX, GSM, CDMA2000 and other standards. In addition, Networks holds copyright registrations relating to certain aspects of its products and services.

Networks receives and pays patent license royalties in the ordinary course of its business based on existing agreements with telecommunications vendors. The company has in place a number of patent license agreements with other major companies and patent holders, both directly and through Nokia, that afford it freedom to operate without risk of infringing standard-essential patents owned by such entities.

Competition

Conditions in the market for mobile network infrastructure and related services continued to be intensely competitive during 2013. With a relatively flat market, competition was intense, most notably around growth areas such as 4G (LTE).

Industry participants have changed significantly in recent years. Substantial industry consolidation occurred in 2006 and 2007 with the emergence of three major European vendors: Alcatel-Lucent, Ericsson, and the then Nokia Siemens Networks. In November 2009, Ericsson acquired Nortel’s CDMA and LTE business and, in April 2011, NSN acquired the majority of Motorola Solutions’ wireless network assets.

During this period, the market also saw the rise of Huawei and ZTE, both of which have gained market share by leveraging their low-cost advantage in tenders for customer contracts. In recent years, the technological capabilities of these vendors, particularly Huawei, have improved significantly, resulting in competition not only on price but also on quality. In 2013, Huawei continued to grow its market share albeit at a slower pace than in previous years, further challenging European vendors. In 2012 and 2013, competition emerged from Samsung Electronics, which expanded its network infrastructure business out of its domestic Korean market with limited gains in Europe and the United States.

At present, we consider five companies—Ericsson, Alcatel-Lucent, Huawei, ZTE and Samsung Electronics—to be our main competitors as major network infrastructure providers. We also competes with Cisco Systems, Oracle and NEC.

In 2013, the overall telecommunications infrastructure market was flat in terms of capital expenditure, mainly attributable to increased investment by operators in Japan, Asia Pacific and North America being off-set by declines in Europe.

The continued decline of legacy technologies such as 2G (GSM) and CDMA that was experienced in 2012 continued during 2013. After reasonable growth in 2011, the 3G radio market declined in 2012, and the decline has accelerated during 2013. This decline has been off-set by the growth in 4G (LTE), which has emerged as a fast-growing commercial technology in markets outside the early adopting United States, and especially in Asia.

Within the 4G market, leading vendors are competing based on factors such as technology innovation, network topology and simplified network architectures, as well as network quality and network virtualization. Competition in legacy radio technologies remains intense as deployments of single Radio Access Network technology are viewed as a critical entry point for networks, particularly by vendors looking to win share in new markets. This was particularly intense in 2011, but has showed some signs of easing during last two years.

In services, which remained a growth area in the industry, our business is increasingly tied directly to the mobile broadband product business, in particular in areas such as Care and Network Implementation. As a result, pricing, efficiency and roll-out capabilities are competitive drivers. The development of its global service delivery capability, which allows us to perform more tasks remotely using standardized tools and processes, is increasingly important. Competition in services is from both traditional network providers such as Ericsson, Alcatel-Lucent and Huawei, as well as non-traditional telecommunications entities and system integrators, such as Accenture and IBM. In addition to these companies, there are also local service companies competing, which have a narrower scope in terms of served regions and business areas. In 2013, Alcatel-Lucent and Networks scaled back their activities in the lower profitability areas of services such as field maintenance and some managed networks operations.

Certain of our competitors may receive governmental support allowing them to offer products and services at substantially lower prices. In some regions, restricted access to capital continues to cause mobile operators to reduce capital expenditure and creates demand for vendor financing. Certain of our competitors may have stronger customer financing options due to internal policies or government support.

HERE

Market Overview

The market for location services has undergone significant change in recent years. Access to location services has broadened from personal navigation devices (PNDs)—such as those in cars—to multiple devices and screens, including smartphones. Location is now a key aspect of the mobile and web experience, whether it is to seek live subway departures, check restaurant ratings, share location-tagged images on social networks, or track pending online deliveries.

The industry is also delivering location experiences in a different way. Until recently, static maps tended to be provided on disc or pre-installed on a device, whereas today users are increasingly being delivered content and services over the Internet in real time thanks to cloud-based technologies. Cloud-based location services hold the potential to transform the lives of many people and industries. Companies in the automotive, enterprise, mobile and broader consumer electronics industries are already making considerable investments in and around location services, and location will be a critical element in, for example, the areas of wearable computing, augmented reality, personal activity tracking, connected cars, and autonomous driving.

Segment Overview

HERE is the leading company in the location intelligence business, delivering highly precise and up-to-date maps, a location platform, and location experiences across multiple screens and operating systems. Built on more than 25 years of experience in cartography and drawing on more than 80 000 sources of data, we offer maps for more than 190 countries, voice guided navigation in 95 countries in more than 50 languages and live traffic information for 34 countries. We believe our map is the best digital representation of the real world in terms of accuracy, coverage, richness and freshness. More than 3 000 geographic analysts around the world maintain and improve the quality of the core map. Altogether, HERE employs approximately 6 500 people, with its major development sites in Berlin in Germany and Chicago, Boston and Sunnyvale in the United States.

HERE’s customer base includes many of the world’s leading companies from the automotive, commerce, mobile, Internet and consumer electronics industries. Customers can license map content, our location platform, specific location services or all or parts of the HERE offering. The platform is device and operating system-agnostic and includes functionalities such as routing, traffic and positioning, a digital 3D reference model of the world, the development tools with which customers can create their own experiences on top of our map, and the analytical tools to make sense of location-based data. The flexibility in being able to choose all or specific parts of HERE’s offering enables us to serve a broad range of customers with different business models and needs.

Nokia launched HERE as a brand in 2012, prior to which it was already an established business operating under the Nokia name. The business has developed organically and through acquisitions, the most significant of which were location software provider Gate5 in 2006, digital mapping provider NAVTEQ in 2008, and data capture company earthmine in 2012.

Since 2006—the year in which Nokia was also the first company to launch a mobile phone with in-built GPS—we have been driving fundamental changes to our map. Chiefly, we have developed our map from a static, two-dimensional form akin to a digital version of a paper map to a dynamic, three-dimensional digital representation of the world rich in real time and contextually-relevant information drawn from both real-world and digital sources.

In recent years, amid advances in wireless connectivity and a growing need for ever-more-relevant data, we have also been driving a fundamental change to the way we build and deliver map and location data. Increasingly, our location experiences are powered by our location cloud, which processes and delivers data to smartphones, tablets, in-car navigation systems and other devices over the cloud in real time, reducing the need for those devices to do any heavy computing themselves.

We already aggregate data related to parking, gas prices, traffic, weather and more, and see further opportunities in a world where billions of devices, including phones, tablets and cars, are connected. Accordingly, we are investing in technologies and analytics capabilities to ensure our location cloud can harness the collective power of the data those devices generate to deliver real-time, predictive and relevant information to every individual user. We believe the next generation map has to be fresh, predictive and very rich.

The automotive market is a clear growth area for us. More and more cars will be connected to the cloud, which will drive an increase of data and services in areas such as traffic, predictive driver behavior, driver safety and autonomous driving, all of which are areas in which we are investing. In addition to the automotive industry, we invest in and target growth opportunities to offer our services to Internet companies and to companies operating in the consumer electronic industry.

HERE Business Overview in 2013

In 2013 HERE made significant progress towards our goal of becoming the leading location cloud business with the introduction of new, innovative products as well as updates to its signature experiences, a number of new partnerships that demonstrate that HERE is the preferred partner across industries for maps and location-based technology, and through further extending its reach across a number of operating systems.

•

HERE announced a complete Connected Driving offer, including HERE Auto, HERE Auto Cloud and HERE Auto Companion. It is the only end-to-end driving solution on the market today, which will help car makers and in-vehicle technology suppliers connect the car to the cloud.

•	HERE radically improved its traffic product, HERE Traffic, by building a new system and engine that processes data even faster and more accurately than before.

•

Continental Corporation implemented 3D content from HERE in its new entertainment platform. Automotive manufacturers can expand their location-based applications to include rich 3D landmarks, satellite imagery with split screen and current traffic information. This also will advance the multi-modal transportation concept another step by providing drivers the ability to synch their route profiles across in-dash systems in their vehicles and their smartphone, tablet or PC.

•

Garmin continued to put their trust in HERE across the globe by adopting Natural Guidance in North America and Europe, changing the way people provide directions to each other. This includes leveraging local knowledge and market research to incorporate local nuances for choosing and describing reference cues such as the color of a building or the name of a restaurant.

•	HERE teamed up with Mercedes-Benz to jointly develop smart maps for connected cars and ultimately, self-driving cars leveraging cloud technology.

•

The embedded navigation systems of more than 10 million new cars sold in 2013 are powered by maps from HERE. This milestone underlines the leadership of HERE in providing navigation and mapping solutions for the automotive industry.

•

HERE continued to strengthen its popular and critically acclaimed suite of integrated location experiences on Windows Phone with a number of updates throughout the year and further strengthened the Windows Phone 8 ecosystem by making the suite available for all Windows Phone 8 devices.

Sales and Marketing

HERE’s core business has been licensing content and platform technologies and today it has agreements with most of the world’s leading automotive brands, as well as many Internet and technology companies including Amazon, Microsoft and Yahoo.

Research & Development

HERE is an R&D-intensive business. The team is focused on building and enriching our core map as well as developing the platform and cloud technologies with which we can ensure the effective delivery of the map and location services to our customers irrespective of the device they use.

HERE collects data in over 200 field offices, across 56 countries. We have hundreds of cars driving the roads every day. Our most advanced vehicles capture 700 000 data points per second with their 360-degree cameras and LiDAR. As a result, our large data factories make 2.7 million changes to the map every single day.

In addition to collecting data with our own fleet of cars, we aggregate data from another 80 000 sources, including but not limited to parking, gas price, traffic, weather and points of interest (POI) data. To maintain the freshest maps, we compile, test and publish them continuously. From usage, we collect billions of data points to train our real-time traffic, routing and search engines.

Our longer-term R&D efforts are focused on the development of software and data analytical capabilities that would support our plan to convert behavioral data into such data which can serve as a basis for location services that are more predictive.

Competition

Historically, the market for mapping data has been structured like many other content-centric service businesses with just a few leading suppliers delivering map data to fragmented end markets. Today, HERE and Google Maps are the largest suppliers, followed by TomTom.

In contrast to HERE, which has a licensing model for its map data and platform, Google uses an advertising-based model allowing consumers and businesses to use its map data and related services free of charge. Google has continued to leverage Google Maps as a differentiator for Android, bringing certain new features and functionalities to the platform.

TomTom licenses map data to Apple, which offers its own mapping service. Apple, which has sought to strengthen its location assets and capabilities through targeted acquisitions and organic growth, offers its maps through iOS, the operating system that powers its range of iPhones and iPads. Apple’s map offering has displaced Google Maps, which had been pre-loaded on iOS for many years following the iPhone’s launch in 2007, although a native iOS application from Google Maps is available to iPhone users via download. TomTom also licenses its map data to other companies in different industries.

While content remains hugely important, HERE has been increasing its focus on platform technologies which can power up-to-date and predictive maps more tailored to the individual user and we believe that in this regard the only competitive platform to ours is that of Google. Google’s focus is on visuals and search, while HERE has historically been focused on the automotive industry. Our platform is seen as the benchmark in the automotive space and the business is making rapid progress in the mobile space with significant investments into visuals, including the earthmine acquisition in 2012.

We believe that economies of scale and scope in the mapping services industry favor players that are able to provide end-to-end hardware-agnostic solutions which include proprietary content, platform technologies and applications. In this sense, we believe the mapping industry will continue to transition away from pure content-based business models towards cloud-based solutions.

TECHNOLOGIES

Market Overview

Technologies aims to be a leader in technology development and licensing, building on several of Nokia’s Chief Technology Office (CTO) and intellectual property rights activities. Prior to the sale of substantially all of our Devices & Business to Microsoft, Nokia’s CTO focused primarily on developing innovations in the mobile devices market. In particular, much of its work aimed at bringing new technologies and features to our own range of mobile devices to help make them differentiated from competitors’ offerings. Today, as part of our newly formed business, Technologies, the research agenda of our engineers, scientists and researchers is shifting to address opportunities in a broader market that both encompasses and goes beyond mobile devices. We see a world where hundreds of billions of devices—large, small and miniscule—will connect to form intelligent systems, and we see significant potential for our own technologies in that world.

Segment Overview

Technologies develops technologies which it believes will be important in the “programmable world”. We seek to create value from our investments by helping other companies and organizations benefit from our innovations through our established and successful licensing business. Additionally, we are also exploring the possibility of utilizing new technologies in our own future products and services.

We formed Technologies upon the closing of the transaction to sell substantially all of our Devices & Services business to Microsoft. The business combines a leading team from our Chief Technology Office with our world-class Intellectual Property Rights activities which have developed on the back of Nokia having invested cumulatively more than EUR 50 billion in research and development over the last two decades. Previously working closely with our Devices & Services business, the personnel which form our Advanced Technologies business solve problems in project-specific teams in addition to working closely with leading universities and technology partners around the world. Our primary technology development centers are in Espoo and Tampere in Finland and California in the United States. The majority of our IPR team is based in Finland.

Innovations from our Technologies business have created and shaped fundamental technologies used in all mobile products and in multiple wireless communications technologies today. We are continuing to build on that heritage to drive further innovations, with a focus on connectivity, sensing and material technologies, as well as imaging, web and cloud technologies.

We manage a portfolio with approximately 10 000 patent families comprising of around 30 000 individual patents and patent applications. In industry terms, our portfolio is relatively young: in ten years from now, two-thirds of our current patents will continue to be in force.

Sales and Marketing

While a new business, Technologies already has significant ongoing research and development activities and an established licensing program. We manage our intellectual property as a technology asset and seek a return on investment by making the innovation available to the markets through different licensing activities and transactions. We have more than 60 licensees, mainly for Nokia standard-essential patents.

We see further opportunities in licensing our proprietary technologies, intellectual property and brand assets into telecommunications and adjacent industries. Over the last ten years, we have also systematically licensed certain Nokia proprietary technologies, which we have decided not to reserve solely for our internal use. This has enabled numerous companies and businesses to benefit from Nokia innovation, in areas such as connectivity and imaging.

Research & Development

Technologies has advanced research and development activities, in countries including Finland, the United States, and the United Kingdom. We also collaborate in open innovation with universities and research institutes around the world.

The applied nature of our R&D in Advanced Technologies has resulted in the team making various relevant and valuable inventions both in and around the technologies that we believe will be important in the programmable world as well as emerging consumer experiences. In recent years, the team has contributed more than half of the new patent filings in Nokia, and has been particularly strong in, for example, 3G and 4G patents, codecs and imaging.

We hold several central roles in standardization bodies and we contribute to the standardization work by filing technical proposals, which when found relevant are often accepted and embodied in standards. In addition, we develop reference implementations while defining the standards, which result in significant innovations which cover proprietary ways to implement relevant technologies.

Our achievements Technologies in recent years include:

•	Nokia being among the founders of several local connectivity technologies such as Bluetooth, Bluetooth low energy, and NFC.

•	Nokia leading the way in introducing multiple sensor technologies into mobile devices, such as audio, imaging, positioning, motion and touch.

•	Nokia being among the first to deploy web based applications in mobile devices. Nokia continues to invent ways to build software for the emerging multi-device cloud.

•	Nokia’s development of 3G and 4G technologies. Nokia’s intellectual property in this area is widely recognized as being highly relevant for mobile devices for the foreseeable future.

•

In recent years, we have reached several important patent license agreements. For example, we announced in November 2013 that Samsung had extended a patent license agreement between Nokia and Samsung for five years. The agreement would have expired at the end of 2013. According to the agreement, Samsung will pay additional compensation to us for the period commencing from January 1, 2014 onwards, and the amount of such compensation will be finally settled in a binding arbitration, which is expected to be concluded during 2015.

•

Nokia’s CTO unit, which our Advanced Technologies business is built on, continued advanced research and development of sensing and materials technologies, including Nokia Research Center’s efforts as a founder partner and board member of the European Union’s Graphene Flagship, the EU’s biggest research initiative ever. During 2013, NRC’s Cambridge lab in the UK demonstrated one potential for graphene, creating an ultra-thin, transparent, flexible humidity sensor capable of unprecedented response times. The sensor’s fast performance and physical properties make possible a wide range of exciting future applications.

Competition

During 2013, Technologies revenue came from intellectual property income. The majority of the IP income was from licensing our standards essential patents. We are a leading innovator in key cellular standards, as well as wireless LAN, NFC and various audio, speech and video codecs, and we believe the licensing of essential patents will continue to be a strength for us.

Of our current IP portfolio, approximately one-third is related to radio communications, one-third to software and services, and one-third to product technologies. As we expand our successful licensing program to cover patents which have not been broadly licensed to date, as well as proprietary technologies and other intellectual property, we could face competition from alternate technologies or solutions. However, it is too early to anticipate which of these may be significant in future.

DISCONTINUED OPERATIONS

Devices & Services Operations Sold to Microsoft

Market Overview

Since the early 1990s, mobile telecommunications penetration has grown rapidly and today billions of people own a mobile device. Over the same period, what people can do with their mobile device has also undergone fundamental change. With early models enabling voice calls and text messaging, the mobile phone has developed into a powerful computing and Internet device with which we take photographs, listen to music, watch television and movies, play games, navigate, bank, shop and more. Supported by new-generation mobile networks, the mobile phone or smartphone—together with their larger-screened “phablet” and “tablet” offshoots—are today the primary interfaces through which we access and consume web and cloud services.

In recent years, success for participants in the mobile devices market has been influenced by their ability to build, catalyze or be part of a competitive “ecosystem”, examples of which include those based around the Google Android, Apple iOS, Microsoft Windows and BlackBerry software platforms. A vibrant ecosystem creates value for consumers, giving them access to a rich and broad range of user experiences through an array of different form factors and screen sizes, such as smartphones, tablets, televisions, desktop computers and games consoles. Each based on software platforms with different technologies, the leading ecosystems have enjoyed differing degrees of success in attracting the resources of developers and other industry participants such as hardware manufacturers, software providers, publishers, entertainment providers, and advertisers. Consequently, they have also enjoyed differing degrees of success in attracting consumers.

Segment Overview

With the closing of the Sale of the D&S Business to Microsoft in April 2014, Nokia has exited the business of selling mobile devices. Prior to the sale, Nokia created products for virtually every demographic and every geography worldwide, with sales in more than 160 countries. Through 2013, the Devices & Services business comprised of two business units: Mobile Phones, which focused on the area of mass market entry and feature phones as well as affordable smartphones; and Smart Devices, which focused on our most advanced products, including smartphones powered by the Windows Phone operating system.

Mobile Phones

During 2013, our Mobile Phones unit, which was acquired by Microsoft in its entirety, shipped more than 200 million mobile devices. The unit developed ultra-low cost phones, feature phones and affordable smartphones, with most models running the Nokia Asha software platform and the Series 30+ operating system. In early 2014, the unit also introduced its first affordable smartphones based on the Nokia X software platform, which offers access to Android applications. Our major Mobile Phones development sites were in Beijing in China and Oulu in Finland.

The strategy of our Mobile Phones unit focused on leveraging the company’s innovation and strength in growth markets to provide people with an affordable Internet experience on their mobile device. Our most affordable products were targeted at consumers for whom durability, good battery life and price are most important. Mobile Phones also produced a range of affordable smartphones whose hardware, software and services are optimized for—and not compromised by—low price points.

As part of Nokia’s transaction with Microsoft, Microsoft has licensed for a limited time the Nokia brand for use with certain products from the Mobile Phones unit as well as acquired the Asha brand under which Nokia marketed some of its Mobile Phones products.

Smart Devices

Our Smart Devices unit, which was acquired by Microsoft in its entirety, developed smartphones based on Microsoft’s Windows Phone operating system. In October 2013, the unit also introduced its first tablet device. Our major Smart Devices development sites were in Beijing in China, San Diego in the United States and in Salo, Tampere and Greater Helsinki in Finland.

Nokia brought its first Windows Phone products—under the Lumia brand—to market in 2011, several months after entering into a strategic partnership with Microsoft that brought together our respective complementary assets and expertise to build a new global mobile ecosystem for smartphones. We then expanded the depth and breadth of our Lumia range, contributing to Windows Phone becoming the third-largest ecosystem system globally during 2013. As part of Nokia’s transaction with Microsoft, Microsoft acquired the Lumia brand.

Sales and Marketing

We derived our net sales of mobile devices primarily from sales to mobile network operators and distributors, and to a lesser extent independent retailers, corporate customers and consumers. Our marketing efforts were aimed at creating consumer loyalty, enhancing the Nokia brand and increasing sales. In the marketing of our mobile devices, we focused on expanding awareness of the key points of differentiation in our products and services, such as the imaging capabilities of our high-end smartphones or the robust quality and long battery life of our most affordable feature phones. During 2013, we also continued to expand our digital marketing efforts, including engaging consumers through our own social media channels, including Nokia Conversations, which is among the most popular company blogs worldwide.

Production of Mobile Devices

In 2013 Nokia operated in a total of eight production facilities for the production and customization of mobile devices. The production facilities were in Manaus, Brazil; Beijing and Dongguan, China; Komárom, Hungary; Chennai, India; Reynosa, Mexico; Masan, Republic of Korea and Hanoi, Vietnam. We opened our Hanoi facility, which focused on producing Nokia’s most affordable Asha smartphones and feature phones, in 2013.

Competition

The mobile device industry has undergone radical changes since 2007, with new entrants and operating systems changing the competitive landscape, particularly in the area of smartphones.

In smartphones, our competitors have pursued a wide range of strategies. Apple, for example, deploys its proprietary iOS operating system on its popular iPhone smartphones and iPad tablets, while many other device manufacturers in the industry are utilizing Google’s Android operating system. Android, which is available to anyone without a software license cost, has made entry into and expansion in the smartphone market easier for a number of hardware manufacturers, especially at the mid-to-low price points of the smartphone market. Samsung has become by far the most successful vendor using Android, offering a broad portfolio of devices including high-end smartphones under the Galaxy series. Vendors such as HTC, LG, Google’s own Motorola, and Sony also have an Android-based offering, while Android has become a springboard to market for a number of Chinese vendors too. In particular, many have grown market share by developing affordable Android handsets with low-cost chipsets from MediaTek of China.

When deploying the Android operating system on a smartphone, vendors have an opportunity to join Google’s Open Handset Alliance (OHA), which then requires them to deploy Google-developed services on their products. Alternatively, vendors can choose not to join the OHA and instead use only the Android operating system made available through the Android open source project, meaning that they can offer their own services in place of those provided by Google. Xiaomi, which has also employed novel go-to-market strategies including selling phones in bulk online auctions, is among the Chinese vendors which have been most successful in building market share.

Generally, the increased availability of lower cost chips and components has seen fully-fledged smartphones become available at lower price points, with some models offered for sale for under EUR 75. Consequently, the market for traditional feature phones has narrowed in scope, though in practice the distinction between the feature and smartphone markets has also blurred since many feature phone models—including those from Nokia—offer a variety of smartphone functionalities. In Nokia’s case, the company offered affordable devices which combined basic smartphone features with important features such as long battery life, durability, and robustness. In this portion of the market, we competed with established vendors such as Samsung but also increasingly with certain vendors with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets which produce inexpensive devices with oftentimes low quality and limited after-sales services.

Seasonality—Networks, HERE and Technologies

For information on the seasonality of NSN, HERE and AT, see Item 5A. “Operating Results—Certain Other Factors—Seasonality.”

Sales in US Sanctioned Countries: Networks, HERE, Technologies and Discontinued Operations

General

We are a global company and have sales in most countries of the world. For more information on our organizational structure see Item 4A. “History and Development of the Company—Organizational Structure and Reportable Segments”. Cuba, Iran, Sudan and Syria are targets of comprehensive United States economic sanctions and the United States government has designated these countries as “state sponsors of terrorism”.

We cannot exclude the possibility that third parties acting independently from us have exported our products to countries from other countries in which we sell them. We also distribute certain services, through the Internet. In terms of these offerings, we have industry standard systems in place recognizing users’ IP addresses and, if applicable, block the access to our service offerings if they are not intended for a certain market or country. We cannot exclude the possibility that our services when distributed through the Internet, may be accessed in markets or countries which they are not intended for if the industry standard protective mechanisms, such as IP address blocks, are circumvented.

Continuing Operations

In 2013, we sold through our continuing operations, Networks, HERE and AT certain services and network equipment to customers in Iran, Sudan and Syria. Our continuing operations did not have any sales in Cuba in 2013, 2012 or 2011. Our aggregate net sales to customers in Iran, Sudan and Syria accounted for approximately 0.01% of Nokia’s continuing operations total net sales, or EUR 1 million, in 2013; 0.49% of Nokia’s continuing operations total net sales, or EUR 76 million, in 2012; and approximately 1.06%, or EUR 169 million, in 2011.

Discontinued Operations

In 2013, we sold mobile devices and services through our Discontinued Operations to customers in Iran, Sudan and Syria. Our Discontinued Operations did not have any sales in Cuba in 2013, 2012 or 2011. Our aggregate net sales to customers through our Discontinued Operations in Iran, Sudan and Syria accounted for approximately 1.02% of its total net sales, or EUR 110 million, in 2013; 1.24% of Discontinued Operation’s total net sales, or EUR 188 million, in 2012; and approximately 1.65% of Discontinued Operation’s total net sales, or EUR 382 million, in 2011.

We closed the local Iranian office for our Devices & Services business, now classified as Discontinued Operations, in 2012. There were no employees based in Iran for our Discontinued Operations for the year ended December 31, 2013. The other activities relating to the termination of the local presence in Iran for Discontinued Operations have been ongoing, such as closing of the local branch. In connection with terminating the presence in Iran, we have routine contacts with governmental agencies in Iran as required, such as with respect to activities related to closing the local branch. Our Discontinued Operations sold mobile devices, accessories and certain free of charge items such as digital content and services into Iran through regional distributors based outside of Iran.

After the completion of the Sale of the D&S Business, completed on April 25, 2014 we are no longer managing the business described in this Discontinued Operations section.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights

Act of 2012 (ITRA)

Networks- then operating as NSN—made the decision in November 2011 to withdraw from the Iranian market in a controlled manner and reached the milestone of ceasing all revenue-generating activities relating to Iran as of July 16, 2013. Networks has been working with its current customers in Iran to find solutions to honor existing contractual obligations. Further, in the light of the recent international developments, Networks is assessing its position on performing business in Iran in compliance with all applicable trade sanctions and regulations, including potentially increasing its business activities with its existing customers in the country. In connection with the business activities relating to Iran, Networks has routine contacts with governmental agencies in Iran as required, for example, to maintain a legal presence in Iran, pay taxes, employ Iranian nationals and offer customary work related services and facilities and maintain shareholdings in certain Iranian companies as required under Iranian law and as is customary under Iranian business practices. NSN expects to manage these contacts and shareholdings in line with the information provided above.

To our knowledge, none of our sales through HERE, Technologies or Discontinued Operations in Iran in 2013 are required to be disclosed pursuant to ITRA Section 219. To our knowledge, none of our sales of network equipment and services through Networks in Iran in 2013 are required to be disclosed pursuant to ITRA Section 219, with the possible exception of the following: During the year ended December 31, 2013, Networks provided 2G Radio, core and transmission equipment, including related implementation and care services, in Iran under agreements with Mobile Communications Company of Iran (MCCI) and MTN Irancell. Additionally, during the year ended December 31, 2013, Networks purchased certain fixed line telephony services from Telecommunication Company of Iran (TCI) and certain mobile telephony services from MCCI. Through a branch of its Finnish subsidiary, Networks employs personnel in Iran to perform its contractual and regulatory obligations in Iran. In connection with these agreements, Networks maintains a shareholding in Pishahang Communications Network Development Company (Pishahang), as required under Iranian law and as is customary under Iranian business practices. NSN holds 49% of the outstanding shares of Pishahang. The other major shareholder in Pishahang is Information Technology Application Development TACFAM Company (Tacfam). Tacfam holds 49% of the outstanding shares of Pishahang. Although it is difficult to do with a reasonable degree of certainty, we have concluded that the possibility that TCI, MCCI, MTN Irancell or Tacfam is owned or controlled, directly or indirectly, by the Government of Iran cannot be excluded. During the year ended December 31, 2013, NSN divested its 20% shareholding in Iran Telecommunications Manufacturing Company (ITMC).

During the year ended December 31, 2013, Networks did not recognize sales revenue from agreements with MCCI and MTN Irancell, and recorded a net loss for that period.

Networks closed its bank accounts in Iran with Bank Tejarat on August 13, 2013. Networks conducted transactions in these accounts until March 17, 2012 mainly relating to winding down its activities. Between March 17, 2012 and August 13, 2013, no transactions were conducted in these accounts with the exception of maintaining a balance so that unpresented checks issued on these accounts could be honored upon presentment to Bank Tejarat.

Government Regulation—Networks, HERE and Technologies

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

We are in continuous dialogue with relevant state agencies, regulators and other decision makers through our experts, industry associations and our representatives in Washington, D.C., Brussels, Espoo, Berlin, Beijing and Delhi and through our experts, industry associations and representatives in the regions of Middle East and Africa, Latin and South America and South-East Asia.

Corporate responsibility—Nokia Group, excluding Networks

During 2013, the corporate sustainability activities of Nokia, including its Devices & Services-related activities, were managed separately from those of Networks. Consequently, in the following discussion, we present corporate sustainability activities firstly for Nokia, which covers all of our operations, including the operations sold to Microsoft but excluding Networks. Thereafter, we provide separate discussions of the corporate sustainability activities of Networks and certain information for the operations sold to Microsoft in the Discontinued Operations section.

Sustainability issues are reviewed regularly at various levels of the company, including within the Nokia Leadership Team and the Board of Directors, and we have personnel across the business responsible for environmental and social targets.

The basic principles of our sustainability work are: Valuing people in everything we do; Being Green and Clean, Unleashing the potential of technology for good; Making change happen together.

For many years, we have been recognized for the results we achieve in the area of sustainability. For example, in 2013, Nokia was ranked second within the Communications Equipment industry in the Dow Jones Sustainability Indexes and ninth in Interbrand’s Best Global Green Brands survey.

Human rights. We have specific human rights responsibilities toward our employees, customers, the communities where we work, and within our supply chain. We apply the UN Human Rights special representative John Ruggie’s business and human rights framework to our business practices. Since 2011 our Nokia Human Rights Approach has been based on the framework—Protect, Respect and Remedy.

Nokia Code of Conduct. The Nokia Code of Conduct sets our approach to ethical and sustainable business practices and is based on the highest ethical standards. It outlines our commitment to respect and promote human rights and fair workplace practices, equal opportunities, environmentally sustainable business and our zero-tolerance policy on bribery and corruption, and all Nokia employees must understand and comply with it. We have held Code of Conduct training for all employees using e-learning (in 14 languages) as well as classroom training. By the end of 2013, 94% of eligible non-manufacturing employees and 93% of eligible employees in our manufacturing facilities had completed the training. During 2013 the Ethics and Compliance Office developed a comprehensive training program designed to support a culture of compliance based on the highest standards of ethical behavior and to safeguard Nokia against global compliance risks. New or refreshed modules were introduced including one on General Privacy for all Nokia employees and other modules for specific groups of employees covering the areas of Competition Law, Anticorruption and Trade Compliance. We also established a new Nokia business ethics helpline designed for reporting on concerns involving financial affairs, auditing or accounting practices, corruption, fraud or other serious misconduct. The helpline is available globally and provides a dedicated telephone line in nearly every country where Nokia has a presence, and an encrypted Internet site available to employees and others.

Nokia values. Nokia’s values have been articulated by our employees around the world. They act as a foundation for our evolving business culture, and form the basis for how we operate as a company. Together we have defined four core values that guide us in our everyday work. These values are: Make it great for the customer, Challenge and innovate, Achieve together, and Act with empathy and integrity.

Diversity and inclusion. Nokia is committed to promoting diversity and inclusion in the workplace and providing rewarding career development opportunities for all employees. We strive to create an inclusive workplace that welcomes men and women of different cultural or ethnic backgrounds, skills and abilities, lifestyles, generations and perspectives.

Training and development. We provide a variety of training opportunities for our employees to help them develop a broad range of skills for the workplace, as well as competencies specific to their roles. In 2013, we invested almost EUR 15 million in training and development.

Performance and rewarding employees. We offer a variety of recognition plans with levels of compensation determined by local labor markets and taking into account both individual contribution and company performance. The Nokia Equity Program 2013 included: New Employee Share Purchase Plan for Nokia employees in selected jurisdictions, Performance Shares, Restricted Shares, and Stock Options. Approximately 38 500 employees in 27 countries were offered the possibility to participate in the Employee Share Purchase Plan for the plan cycle in 2013 and 9 177 of them enrolled. Additionally, a total of 3 500 employees participated in the Nokia Performance Share Plan, Restricted Share Plan and Stock Option Plan. There are also other plans, including cash incentive plans for all employees, as well as small monetary bonuses as recognition awards, and we encourage managers to coach employees continually and to have at least one formal performance review every year. For information about our equity programs, see Item 6 of this annual report.

Customer privacy. As the Internet has expanded and new services for consumers have emerged, user privacy has become increasingly important. Consumers have increasing possibilities to use and share their personal information in new contexts. To remain a trusted brand, we work to ensure that this custodial information is protected from any threats. Respect for privacy is part of our commitment to observing high standards of integrity and ethical conduct in all our operations. In 2013, we improved the maturity of our privacy program by updating our privacy principles, policies, requirements and processes. Nokia believes in “privacy by design” which means that we strive to consider the privacy impacts already in the design of a product or service and not only as an afterthought.

Energy use and carbon emissions of our operations. In 2013, our facilities consumed 419 GWh of energy. This energy consumption caused 8 200 tonnes of direct and 187 100 tonnes of indirect greenhouse gas (C02e) gross emissions. Direct emissions are generated from our use of gas and oil, while our consumption of electricity and district heating/cooling generates indirect emissions. Nokia Group as a whole consumed 925 GWh of energy, out of which 332 GWh was certified renewable electricity. Purchased renewables reduced indirect CO2 emissions by 115 000 tonnes and hence, Nokia Group net emissions were 327 300 tonnes.

Reducing waste. In 2013, Nokia produced a total of 22 600 tons of waste, a 28% reduction from 2012.

Water usage. Water is not a significant environmental issue for our own operations, but used mainly for sanitary and catering purposes, and in gardening and facilities management, e.g. cooling towers. Production processes used relatively small amounts of water, under 1 000 liters per year in each factory. In 2013, we withdrew 1 096 mega liters of water for use in our facilities. Nokia Group as whole withdrew 1 628 mega liters of water.

Helping others decrease emissions. The role of ICT in driving a sustainable future and decreasing global greenhouse gas (GHG) emissions is quite significant. Our precise maps, combined with in-car connectivity, creates possibilities for helping people in cars plot the most optimal route to their destination, making it possible to cut down on carbon emissions.

Working together. Nokia has global partnerships in place to support our ambitions in our key corporate responsibility focus areas. Our global partners in 2013 were Oxfam, Plan International, UNESCO (United Nations Educational, Scientific and Cultural Organization), British Council and WWF (World Wide Fund for Nature), and our partnerships with IUCN (International Union for Conservation of Nature) and UNICEF (United Nations Children’s Fund) ended during the year. In each of these partnerships, we have provided not only financial support, but also our technology, resources and expertise on an ongoing basis for projects in which we are working jointly together. In addition, we work together with our non-profit partners around the world when a disaster strikes. In 2013, we responded to relief efforts when an earthquake struck in China and to the relief efforts when the Typhoon Haiyan–known locally as Typhoon Yolanda–struck the south-easterly islands of the Philippines.

Suppliers. For over a decade, Nokia has required its first tier suppliers to adhere to strict ethical and sustainable business practices. The Nokia Supplier Requirements and the Nokia Supplier Code of Conduct provide clear guidance on the environmental, social, ethical, as well as health and safety expectations we have for our suppliers. These requirements are based on international standards such as ISO 14001, SA 8000, OHSAS 18001, ILO and UN conventions and they are enforced through contractual agreements.

Bridge program. Already in 2011, Nokia reported expecting critical challenges to its business and the way of working. As part of the transformation, Nokia outlined a range of planned changes in 2013 to streamline its IT organization and Nokia’s Mobile Phones business unit announced its plans to focus its product offering with the aim of improving product competitiveness and delivering more innovation. The affected employees were offered both financial support and a comprehensive Bridge support program. Nokia engaged with employee representatives regarding the plans in accordance with country-specific legal requirements. The program, which supported individuals and local communities directly impacted by changes at Nokia, provided the following options to employees whose job is affected by the restructuring:

•	A new job within Nokia: We provided career counseling and help employees identify new job opportunities at Nokia.

•	A new job outside the company. We offer career coaching, resume writing and job search support.

•

Entrepreneurship: We offer funding and other support for those interested in starting a new business, which could also fuel new growth for impacted communities. We have arranged coaching in business planning and establishing startups. We give grants of up to EUR 25 000 to new entrepreneurs.

•

Training: We fund training that helps affected employees in finding a new job quickly. In Finland, we have planned and implemented training programs jointly with local employment offices. The Finnish government offers significant funding for training programs, which is normal practice in Finland.

Employees losing their jobs at Nokia have typically been entitled to severance packages more generous than local minimum practice.

By the end of 2013, the Bridge program, established in 2011, had served approximately 18 000 people, including factory workers. As a result, more than 1 000 new businesses have been established and approximately 60% of the employees participating in the program had found a new position within Nokia, outside of Nokia or in the newly-established businesses or are now pursuing full-time education, measured on their last day in Nokia.

Corporate responsibility—Networks

Networks aims to minimize the adverse impacts of its business while also maximizing the positive social and environmental impacts its products can have.

Networks has an impact on people including employees, suppliers and communities. The company’s five values guide the actions and behavior of employees and define the company culture. The values are: focus on the customer; communicate openly; win together; inspire; and innovate.

Global workforce. The restructuring efforts announced in November 2011 have progressed well towards the set goals with the aim of creating an efficient and more competitive Networks business. The change continued during 2013 with speed and momentum, and started moving from a phase where the focus has been primarily on restructuring to one where that primary focus shifted more to transformation and continuous improvement efforts. In 2013, the original target of reducing our annualized operating expenses and production overhead, excluding special items and purchase price accounting related items, was raised to more than EUR 1.5 billion. This revised target was achieved by the end of 2013. We have followed country-specific legal requirements to find socially responsible means of reducing its workforce and treated those affected with dignity and respect. Wherever possible, we transferred employees to new roles inside the company to support businesses that are core to its strategy. Additionally, we have often worked with local communities to speed up the process for re-employment with other companies.

On December 31, 2013, Networks had almost approximately 48 500 employees, of which approximately 2 500 worked in production. During the year, the rate of voluntary attrition was 7.5%, involuntary attrition was 18.2% and attrition due to common agreement was 7.1%.

Diversity and inclusion. At the end of 2013, 13% of senior management positions (approximately 350 employees) within Networks were held by women, an increase of 0.5 percentage points from 2012. Employees of non-Finnish or non-German nationality held 57% of senior management positions. For example, NSN has a very diverse Executive Board including members from Australia, Canada/Lebanon, France, Germany, India, Iran, Italy, Sweden and United States.

Training and development. During 2013, Networks spent EUR 41.5 million on training for employees through its training organization.

Health, safety and labor conditions. Providing safe and decent working conditions for employees is a priority for Nokia and its Networks business. The company’s Code of Conduct and Global Labor Standard set out clear requirements for labor conditions, based on the International Labor Organisation (ILO) conventions. Networks is implementing the global standard at country level, focusing on the highest risk countries for labor violations. Internal audits are used to confirm compliance.

Networks’ health and safety management system, based on the international standard OHSAS 18001, safeguards employees with appropriate safety procedures, equipment and training. In 2013, Networks was awarded a global ISO OHSAS 18001 certificate, excluding China, which will be amended during

2014. Also, contractors must comply with our health and safety standards and Networks trains contractors to ensure they understand the procedures. Regular internal and external audits are used to check compliance. In 2013, Networks regrettably recorded two fatal incidents both resulting in contractor fatality. Overall, however, fatalities were reduced by 83% in 2013.

Networks Code of Conduct. The Code of Conduct sets out Networks’ commitment to uphold high ethical standards wherever it operates. Networks trains its employees on ethical business conduct every year and concerns can be reported anonymously through established whistleblower channels. Reported ethical concerns are investigated thoroughly by the company’s Ethics and Compliance Office. In 2013, 96% of employees completed ethical business conduct training and 96% of employees received further training on anti-corruption.

Community. Networks has policies in place relating to disaster relief and to employee volunteering. During 2013, its efforts were focused on local activities on helping to recover telecommunications functionality in disaster areas.

Human rights. Networks recognizes its responsibility to help ensure that the communications technologies it provides are used to respect, and not infringe on, human rights. Networks’ Code of Conduct spells out zero tolerance for the violation of human rights. This commitment is reinforced in Networks’ human rights policy, which establishes due diligence processes to identify and address relevant human rights risks across the company’s global operations. Employees are trained on human rights through ethical business training and those in high-risk roles such as procurement are given additional training on the company’s human rights policy.

Suppliers. Networks’ Global supplier requirements, which set standards in ethical, environment and social issues, form a part of contractual agreements with suppliers and must be met by every NSN supplier. In 2013, we continued to tighten these requirements by putting in place Consequence Management for suppliers who do not meet our Health and Safety requirements. Failing to demonstrate robust safety management can trigger the termination of contract and phase out of the supplier. Compliance to supplier requirements was monitored through 27 system audits.

More detailed audits are undertaken with some suppliers selected through a risk assessment process. During 2013, we closed 3 audits and conducted 10 new audits. Additionally, 52 suppliers were assessed through the EcoVadis platform.

Networks requires suppliers who manufacture components containing materials associated with conflict minerals to adopt a zero tolerance policy on use of conflict minerals with their respective suppliers. We further clarified our scope of suppliers under the Conflict Free Sourcing Program, and as a result, we have made enquiries with 282 key suppliers with respect to their mineral sourcing processes and we are ready for the first time progress reporting as required in 2014.

Environmental strategy. Networks’ environmental strategy has two key elements:

•	Designing products and services that help telecoms operators reduce the environmental impact of their networks;

•	Ensuring maximized efficiency in the company’s own operations to minimize its environmental impact.

Networks offers a comprehensive range of energy solutions for telecoms operators, combining products and services. The portfolio is designed to reduce the network operating costs of new and legacy telecommunications networks, using more efficient technology and renewable energy to reduce power consumption and the resultant GHG (greenhouse gas) emissions.

To achieve improved environmental performance, Networks operates a company-wide Environmental Management System (EMS), certified to the internationally recognized standard ISO 14001. Networks also requires its suppliers to have a documented Environmental Management System–compliant with ISO 14001–in place. In 2013, Networks was recertified with ISO14001.

Reducing the company’s environmental impact. Networks continued to reduce the environmental impact of products and operations. Also, the company managed to reduce the energy consumption of buildings in 2013 by 9%. This exceeds the initial 5% target set for 2013. Renewable energy continues to form a substantial part of the energy used in Networks’ own facilities–in 2013, Networks was able to grow the amount of renewable energy used in our operations, and today 44.5% of the used overall energy at Networks is from certified renewable sources.

In 2013, Networks continued with the logistics improvements, including the efforts to reduce airfreight and shift to ground/sea freight and had significant success. Efforts in 2013 for lowering energy consumption and emissions resulted in 19% reduction of total CO2 emissions from Networks operations including facilities, air freight and air travel.

Radio waves and health. Wireless communications technologies operate well within the limits recommended by the International Commission on Non-Ionizing Radiation Protection and endorsed by the WHO, and the company works to ensure continued compliance of its products with these requirements. Networks engages with its stakeholders and in public discussions on this topic, as well as monitoring scientific studies.

Corporate responsibility—Discontinued operations

This section gives a brief overview of some of the sustainability activities of the operations we divested to Microsoft in April, 2014 due to the closing of the Sale of the D&S Business.

Unleashing the full potential of mobile technology for good. By extending the power of mobile technology, our Devices & Services business helped address global sustainability challenges such as education, livelihoods, and accessibility. For example, our Nokia Data Gathering software that replaces traditional data collection methods with mobile devices, improving results and saving time and money has made data collection more efficient in around 70 countries and by over 300 registered organizations for fields such as birth registration, agricultural production monitoring, water surveys, the fight against dengue fever and more.

Additionally, Nokia has supported the use of mobile communications to deliver education to people. Our mobile learning solutions included Nokia Mobile Mathematics, a mobile service that combines official mathematics curricula with social networking; Nokia Education Delivery, software which enables delivery of quality education materials over mobile networks to the classroom, particularly useful in hard-to-reach areas.

Accessibility. In the area of accessibility, we worked to bring mobile communications to the people worldwide who have a recognized disability, whether in vision, hearing, speech, mobility or cognition. For example, in 2013, we made our Lumia devices usable for the blind and people with severe sight impairment by launching the Mobile Accessibility screen reader for Windows Phone. For the hard-of-hearing, we gathered the largest hearing-aid manufacturers together to create a new, open, Bluetooth-based standard for a direct connectivity between phone and the hearing aid. Additionally, in partnership with the Royal National Institute of Blind People (RNIB), we invited developers to create new apps that will make the lives of people with low vision easier; or update their existing apps to make them more accessible in general.

Health, safety and well-being. The health, safety and well-being of our employees are vital to the success of our business. Our global OHS Injury and Illness Reporting includes all factory internal Nokia employees, external contractors and service providers as well. In 2013, our Total Incident Frequency Rate for all of our major manufacturing facilities was 0.11. In other words, for every 100 employees, contractors and service providers, there were 0.11 incidents of occupational injury or illness. Since 2011, our global Occupational Health and Safety Injury and Illness Reporting has included all cases that require some type of medical treatment, not just those that result in absence from work.

Labor Conditions at manufacturing facilities. We used Nokia Labor Conditions Requirements as a framework to monitor labor conditions in a consistent manner. Compliance with local law is naturally the foundation for all our activities but, on top of this, we also aim to comply with global practices that often go above and beyond scope of the local legislation.

We carried out in-depth assessments at our major mobile device production facilities every second year to monitor labor conditions and verify compliance. These assessments were always conducted by a professional external assessment company. The last assessment round took place in 2012 and the outcome indicated that labor, health and safety were properly managed at all seven factories.

In 2013, our internal assessors carried out internal assessments at our factories in Hanoi, Chennai and Dongguan. We also followed up on non-conformity found during the third party assessments.

Product safety. Product safety has been a top priority for Nokia. All the mobile products we made operate below relevant international exposure guidelines and limits that are set by public health authorities. Since 1995, expert panels and government agencies around the world have performed more than 110 reviews of the scientific evidence regarding health effects from exposure to radio frequencies (RF). These reviews consistently support the scientific conclusion that RF fields operated at levels below the exposure guidelines pose no adverse effects to humans. We are responsive to our customers’ questions about mobile device safety and are committed to making information available transparently for consumers.

Environmentally-leading mobile product range. In 2013, we introduced our very first phone using recycled plastics in the product cover, the Nokia Lumia 1520. The phone continued our range of eco hero devices, such as the Nokia Lumia 820 and Nokia Asha 311, which showcase the widest range of environmental features and innovations in our product range.

Energy-savings in our mobile products. Since 2004, we have reduced the no-load power consumption of our chargers by over 83% and in our best-in-class chargers by over 90%. During 2013, we have introduced one new energy efficient charger: AC-60, for our high end phones. Since 2012, all new Nokia devices have been shipped with a four star or five star chargers. The target for the average no-load was to reduce it with 75% to 0.07W from the 2006 value of 0.278W. We reached 0.061W which is a reduction of 37% from year 2012. The charger no-load power consumption values are calculated as volume weighted average charger no-load power consumption for phone products per year.

Substance and materials management in our mobile products. Our main objective has been to know all the substances in our products, not just those that raise concerns. Our products must be safe for people and the environment when used in the proper way. All our mobile devices and accessories worldwide are fully compliant with the EU Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (EU RoHS), and all national requirements similar to RoHS. Since 2009, all our new products must be free of BFR (brominated flame retardants) and RFR (restricted flame retardants), as defined in the Nokia Substance List (NSL). The full NSL, with information about our substance management, including legal requirements and our voluntary phase-outs, is available on our website.

Packaging. During 2013, we continued to find more sustainable materials both in fiber packages and in plastics materials. We increased the use of recycled fibers in our packaging and at the end of 2013,

78% of our packaging materials needed in retail and transport were made of recycled fibers, of which a large proportion are also certified. The increased use of recycled fibers and related material choices decreased the need for virgin fibers. The share of certified virgin materials used in our packaging was 9% and not certified virgin materials 13%. We also only used plastics in those packages where transparency was needed to show the products to customers, which were usually accessory packages.

Take-back and recycling. 100% of the materials in a Nokia mobile device can be recovered and used to make new products or generate energy. Our challenge has been to create a recycling culture where the recycling of mobile products is easy and desirable. We focus on raising consumer awareness, ensuring that old products are treated responsibly as recyclable materials and getting the recycling process right by working with recyclers. Our own take-back and recycling efforts have been intended to ensure not only legal compliance, but also go above and beyond legally set requirements.

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

Suppliers. To monitor supplier compliance and performance against the Nokia Supplier code of Conduct, Nokia used a wide range of approaches and means. At the end of 2013, 371 supplier facilities had been risk self-assessed relation to labor, ethics, health and safety and environmental practices at the factories. Self-assessments have provided us with an indication of the supplier’s own understanding of their compliance level before conducting selected on-site assessments. This accounts for around 90% of our hardware and mechanics estimated business value for 2013. Estimated Business value is based on the estimated volume of the year.

In 2013, 42 Nokia Supplier Requirements on-site assessments and 13 Environmental and Ethical on-site in-depth assessments were carried out to ensure that suppliers provide a safe work environment, exercise good labor practices, use environmentally sustainable manufacturing processes, and aim to reduce the environmental impact of their own operations. In addition to assessments, we pay attention to these processes and practices in supplier selection and contracting, relationship development, procurement decisions and steering meetings. Nokia has also taken continuous actions to ensure that our products are manufactured from ethically sourced materials. We do not tolerate activity in our supply chain that fuels conflict, violates human rights or leads to serious environmental degradation. The issue is currently especially acute with the extraction and trade of minerals in Democratic Republic of Congo (DRC) and surrounding countries. During 2013, we continued to evaluate our suppliers’ due diligence activities towards conflict-free sourcing and to contribute to activities that support responsible sourcing from high-risk regions.

4C. ORGANIZATIONAL STRUCTURE

The following is a list of Nokia’s significant subsidiaries at December 31, 2013. See also, Item 4A. “History and Development of the Company—Organizational Structure and Reportable Segments”.

Continuing Nokia Group Companies	Country of Incorporation	Nokia Ownership Interest		Nokia Voting Interest
Nokia Solutions and Networks B.V	The Netherlands	100%	(1)	100%	(1)
Nokia Solutions and Networks Oy	Finland	100%		100%
Nokia Solutions and Networks US LLC	United States	100%		100%
Nokia Solutions and Networks Japan Corp	Japan	100%		100%
Nokia Solutions and Networks India Private Limited	India	100%		100%
Nokia Solutions and Networks System Technology (Beijing) Co., Ltd	China	100%		100%
Nokia Solutions and Networks Branch Operations Oy	Finland	100%		100%
Nokia Solutions and Networks Korea Ltd.	South Korea	100%		100%
Nokia Solutions and Networks do Brasil Telecomunicações Ltda	Brazil	100%		100%
Nokia Solutions and Networks Technology Service Co., Ltd	China
HERE Holding Corporation	United States	100%		100%
HERE Global B.V.	The Netherlands	100%		100%
HERE Europe B.V	The Netherlands	100%		100%
HERE North America LLC	United States	100%		100%
HERE Deutschland GmbH	Germany	100%		100%
Nokia Finance International B.V	The Netherlands	100%		100%

Discontinued Nokia Group Companies	Country of Incorporation	Nokia Ownership Interest	Nokia Voting Interest
Nokia Sales International Oy	Finland	100%	100%
Nokia India Sales Pvt. Limited	India	100%	100%
Nokia India Pvt. Ltd	India	100%	100%
OOO Nokia	Russia	100%	100%
Nokia (China) Investment Co., Ltd	China	100%	100%
Nokia Telecommunications Ltd	China	83.9%	83.9%
Nokia Inc	United States	100%	100%
Nokia UK Limited	United Kingdom	100%	100%
Nokia do Brasil Technologia Ltda	Brazil	100%	100%
Nokia TMC Limited	South Korea	100%	100%
Nokia (Thailand) Ltd	Thailand	100%	100%

(1)	In 2013, Nokia acquired the remaining 50% of Nokia Siemens Networks B.V., the ultimate parent of the NSN business, now operating as Networks. By that, the parent entity of the NSN business became a fully owned subsidiary of Nokia.

Upon the closing of the Sale of the D&S Business to Microsoft on April 25, 2014, Nokia’s companies listed under Discontinued Nokia Group Companies transferred to Microsoft with the exception of Nokia India Pvt. Ltd. and Nokia TMC Limited.

4D. Property, Plants and Equipment

At December 31, 2013, Nokia operated seven manufacturing facilities in six countries for the production of Nokia-branded mobile devices, and Networks had seven manufacturing facilities in four countries. We consider the production capacity of our manufacturing facilities to be sufficient to meet the requirements of our networks infrastructure business. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance, with the exception of the mobile devices related facility in Chennai as tax authorities in India have placed a lien on this facility prohibiting Nokia to transfer this facility.

The following is a list of the location, use and capacity of major manufacturing facilities for Nokia mobile devices and NSN infrastructure equipment on December 31, 2013.

Country	Location and Products	Productive Capacity, Net (m2)(1)
BRAZIL	Manaus: mobile devices	9 026
CHINA	Beijing: mobile devices	29 272
	Dongguan: mobile devices	25 644
	Beijing: switching systems and radio controllers	6 749
	Shanghai: base stations, transmission systems	15 954
	Suzhou: base stations	8 940
	Tianjin: Wireless base stations, mobile core systems, radio controllers	10 000
FINLAND	Oulu: base stations	16 000
HUNGARY	Komárom: mobile devices	12 150
INDIA	Chennai: mobile devices	35 323
	Chennai: base stations, radio controllers and transmission systems	8 364
MEXICO	Reynosa: mobile devices	8 889
REPUBLIC OF KOREA	Masan: mobile devices	3 743
RUSSIA	Tomsk: base stations	1 494

(1)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

Upon the closing of the Sale of the D&S Business to Microsoft, Nokia’s manufacturing sites located in Manaus, Beijing, Dongguan, Komárom, and Reynosa transferred to Microsoft. Contrary to the original scope of the Sale of the D&S Business, Nokia’s manufacturing facilities in Chennai in India and Masan in the Republic of Korea did not transfer to Microsoft at the closing of the transaction. With regard to the Chennai facility, Nokia and Microsoft have entered into a service agreement whereby Nokia will produce mobile devices for Microsoft. With regard to the Masan facility, Nokia is taking steps to close the facility, which employs approximately 200 people.

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

Nokia announced two significant transactions during 2013. On July 1, 2013, Nokia announced an agreement to acquire Siemens’ 50% stake in the companies’ joint venture Nokia Siemens Networks. The purchase price for Siemens’ stake was EUR 1.7 billion and the transaction closed on August 7, 2013. Additionally, on September 3, 2013, Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia sold substantially all of its Devices & Services business and license its patents to Microsoft for EUR 5.44 billion in cash, payable at closing, which took place on April 25, 2014. More details on the transactions can be found in Item 4A. “History and Development of the Company—Organizational Structure and Reportable Segments”.

Organizational Structure and Reportable Segments

We have three businesses: Networks, HERE, and Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Networks, HERE, and Technologies. Below is a description of our four reportable segments.

•	Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services.

•	Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization, as well as systems integration.

•	HERE focuses on the development of location intelligence, location-based services and local commerce.

•	Technologies is built on Nokia’s Chief Technology Office and intellectual property rights and licensing activities.

Networks also contains Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, as well as Optical Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Networks business. Additionally, as a result of the Sale of the D&S Business, we report certain separate information for Discontinued Operations.

On August 7, 2013, Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens and renamed the company Nokia Solutions and Networks, also referred to as NSN. After the closing of the Sale of the D&S Business, NSN was renamed Networks. Networks was consolidated by Nokia prior to this transaction. Beginning in the third quarter of 2013, Nokia has reported financial information for the two operating and reportable segments within Networks; Mobile Broadband and Global Services. Beginning in the fourth quarter of 2013, the Devices & Services business has been reported as Discontinued Operations. To reflect these changes, historical results information for past periods has been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results. When presenting financial information as at December 31, 2013 and related comparative information for previous periods, we generally refer to the names of the businesses and reportable segments as they were named at December 31, 2013. However, the terms “Networks” and “Nokia Solutions and Networks, or “NSN” and the terms “Technologies” and “Advanced Technologies” may be used interchangeably in this annual report.

For more information on our organizational structure, see Item 4A. “History and Development of the Company—Organizational Structure and Reportable Segments”. Business segment data in the following discussion is prior to inter-segment eliminations. See Note 2 to our consolidated financial statements included in Item 18 of this annual report. The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report, Item 3D, “Risk Factors” and “Forward-Looking Statements”. Our financial statements have been prepared in accordance with IFRS.

Principal Factors & Trends Affecting our Results of Operations

Continuing Operations

Networks

Networks, our network infrastructure and related services business, is a leading vendor in the mobile infrastructure market comprising a broad range of different products, from the hardware components of networks used by network operators to software solutions supporting the efficient interaction of networks, as well as services to plan, implement, run and upgrade mobile operators’ networks. We are investing in the innovative products and services needed by telecoms operators to manage the increase in wireless data traffic. We plan to focus future investment on further building on our strong position in mobile broadband and related services, and strengthening our leadership position in next-generation network technologies that will be important enablers for the future networks connecting tens of billions of devices. For more information on the Networks business see Item 4B.

Industry Trends

In recent years, the most important trends affecting Networks have been the increase in the use of mobile data services and the resulting exponential increase in data traffic, which however has not been directly reflected in operators’ revenue. With end users replacing operator services, such as voice telephony and SMS with over-the-top applications, such as Skype and WhatsApp, operators’ revenue growth is slowing down. As a result, there is an increased need for efficiency for both operators and network infrastructure, as well as services vendors that may lead to industry consolidation to achieve scale. Other developments related to the need for greater efficiency are the mixed radio technology environment, increased network sharing, re-use of already scarce radio frequency spectrums, and an increased need for network flexibility, as well as the use of cognitive network technologies. In addition to the attempts to reduce their costs, the operators want to increase their agility through the adoption of the emerging telco cloud and network virtualization which is enabled by the convergence of IT and telecommunications. For more information, please see Item 4B.

Pricing and Price Erosion

The pricing environment remained intense in 2013. In particular, a wave of network modernization that has taken place, primarily in Europe, and increasingly also in other regions, including Asia Pacific, has continued to put pressure on pricing as the vendors compete for market share.

Networks net sales are impacted by these pricing developments. Although some regional variation exists, price erosion is evident across most geographical markets and impacts Networks sales and profitability.

Product and regional mix

Networks profitability is also impacted by the product mix, software sales and regional mix.

Products and services have varying profitability profiles. The Mobile Broadband business offers a combination of hardware and software. These products, in particular software products, have higher gross margins; however, they require much higher research and development investments. Global Services offerings are typically labor-intensive while carrying low research and development investment, and have relatively low gross margins compared to the hardware and software products of Mobile Broadband.

Regional sales also carry varying profitability. Overall profitability for certain regions should only be seen as indicative, since profitability can vary from country to country, within a particular region, and even from customer to customer within a particular country. In general, developed markets provide relatively high margins while emerging markets, where end-users, and therefore mobile operators, are often more financially constrained, provide lower margins.

Cyclical nature of projects

In addition to the normal industry seasonality described in the section “Certain other factors” below, there are normal peaks and troughs in the roll-out of large infrastructure projects. The timing of roll-outs is dependent on factors that affect our customers, such as new spectrum allocation, network upgrade cycles and the availability of new consumer devices. Networks net sales are affected by the cycle stages of these large projects, and the extent to which they overlap. Overall, profitability can be affected by the sales impact as well as the requirement to source large volumes of components at short notice, which can impact the cost of sales.

Continued efficiency improvements

Efficiency improvements are expected to continue in 2014 as Networks continues to realize some of the benefits from the restructuring program announced in 2011. Networks also plans further efficiency gains from increased automation in Global Service delivery and other areas, as well as continued improvements in R&D efficiency and agility.

Cost of components and raw materials

There are several factors that drive Networks profitability. Scale, operational efficiency and cost control have been, and will continue to be, important factors affecting profitability and competitiveness. Networks product costs are comprised of the cost of components, manufacturing, labor and overhead, royalties and license fees, the depreciation of product machinery, logistics costs, as well as warranty and other quality costs.

Targets and Priorities

Networks is putting increased focus on revenue growth and market share gains while it aims to maintain strong profitability and cash generation. (For more information, please see Item 4B, Strategy section.)

Longer-term, Nokia continues to target Networks operating margin to be between 5% and 10%, excluding special items and purchase price accounting related items.

Nokia expects Networks’ operating margin for the full year 2014 to be towards the higher end of Networks targeted long term operating margin range of 5% to 10%, excluding special items and purchase price accounting related items. In addition, Nokia expects Networks net sales to grow on a year-on-year basis in the second half of 2014. This outlook is based on Nokia’s expectations regarding a number of factors, including:

•	competitive industry dynamics;

•	product and regional mix;

•	the timing of major new network deployments; and

•	expected continued improvement under Networks’ transformation programs.

HERE

Our HERE business is a leading provider of maps and location experiences across multiple screens and operating systems. We are focused on producing the most accurate and fresh map content, available through multiple devices and operating systems. We are investing to further develop our leading location cloud to make it the source of location intelligence and experiences across many different operating systems, platforms and screens. Given that location is an essential element of a connected world, we are targeting our investment in three areas: 1) technology for smart, connected cars; 2) cloud-based services for personal mobility and location intelligence, including for the growing segment of wearables and special purpose devices; and 3) location-based analytics for better business decisions. For more information on the HERE business, see Item 4B.

Vertical and Horizontal opportunities in Map Content, Platform and Applications

HERE is a leading provider of map content and is focused on providing the richest, most accurate and most current maps possible, since these attributes are becoming more important for consumers and providers of location services. HERE’s ability to offer independent solutions at various levels of the value chain offers both vertical and horizontal opportunities. We see opportunities in being able to offer solutions across ecosystems and different layers within them, as well as with different types of devices.

HERE’s map data provides a strong foundation, and HERE’s cloud-based map platform enables us to compete at multiple levels of the location services value chain including partnering with automobile vendors and internet services companies for their own differentiated offerings.

The HERE map platform enables our location intelligence and experiences to be distributed in the cloud and to be used across many different operating systems, platforms and screens. This enables users of the platform to license certain parts of our offering, including content, location services and functionalities, such as routing and positioning. Access to the platform allows users to build specific applications for location-related services and products, such as wearables and special purpose devices.

Automotive and Other Industries

We see, and are investing in, certain transformational growth opportunities within the automotive and other industries that require location-based intelligence. An area of interest is the automotive industry, where our focus goes beyond the traditional turn-by-turn navigation, and towards concepts such as smart, connected cars, autonomous driving and augmented reality. As these are new areas, our success in terms of transforming development efforts into sales is dependent on these concepts developing commercially and on our ability to produce products that are appealing to the industry.

In general, we believe there is a trend of more and more devices being connected, forming an Internet of Things. We believe there may be opportunities for location-based intelligence to serve as a key dimension in this development, and we believe that HERE is well-positioned to capture those potential growth opportunities with its broad offering.

As the automotive industry is a significant contributor to HERE’s sales, the broader economy and its influence on new car sales are an important factor in HERE’s future success. The adoption rate of in-car navigation products and services is important too. In general, adoption of these types of products has been increasing.

Targets and Priorities

In 2014, Nokia expects HERE to invest to capture longer term transformational growth opportunities. This is expected to negatively affect HERE’s 2014 operating margin, excluding special items and purchase price accounting related items.

Technologies

Our Technologies business builds on several of Nokia’s Chief Technology Office (“CTO”) and Intellectual Property Rights (“IPR”) activities, including patent, technology, trademark and brand assets. Technologies explores new business opportunities through advanced research and development and concept products in areas such as connectivity, sensing and material technologies, as well as web and cloud technologies. We are investing in the further development of our industry-leading innovation portfolio. This includes 1) expanding our successful IP licensing program; 2) helping other companies and organizations benefit from our breakthrough innovations through technology licensing; and 3) exploring new technologies for use in potential future products and services. For more information on the Technologies business, see Item 4B.

Divestment of substantially all of our Devices & Services business

Since the early 1990s, we have invested more than EUR 50 billion in research and development and built one of the market’s strongest and broadest IPR portfolios, with approximately 10 000 patent families. In addition, Networks has a separate portfolio of approximately 4 000 patent families. As Nokia is no longer a handset manufacturer, due to the Sale of D&S Business to Microsoft, the need to obtain licenses from other companies will be significantly reduced. As the length of license agreements is generally several years, the eventual renegotiations of our existing contracts, once they expire, are expected to have a positive impact on our future results. While the majority of our current revenues are derived from licenses related to Standard Essential Patents, these only represent approximately 15% of our overall portfolio. The vast majority of Nokia’s patents cover proprietary technologies, which have been crucial for driving differentiation of our handsets. As this exclusivity is no longer needed, we see further opportunities in the licensing of such patented technologies more broadly. As an example, the technology licensing could include connectivity, sensing, materials and energy and power management technologies.

Monetization Strategies of Intellectual Property Rights

Success in the technology industry requires significant research and development investments, with intellectual property rights to protect those investments and related inventions. In recent years, we have seen new entrants in the mobile device industry, many of which do not have licenses to our IPR. In 2013, we continued to see active licensing and enforcement strategies of IPR emerge through a series of legal disputes between several industry participants, as patent holders sought to protect their IPR against unauthorized infringements by other device OEMs. We believe we are well-positioned to protect our existing industry-leading IPR portfolio, and consequently increase value to our shareholders.

General Trends in IPR Licensing

In general, there has been increased focus on IPR protection and licensing, and this trend is expected to continue. As such, new agreements are generally a product of lengthy negotiations and potential litigation, and therefore the timing and outcome can be difficult to forecast. Due to the structure of the patent license agreements, the payments may be very infrequent, often retrospective in part, and the lengths of license agreements can vary.

Technology Licensing

As a result of the Sale of the D&S Business, we have an opportunity to develop a technology licensing business, in order to realize returns on our investments in certain technologies that have previously been crucial to the differentiation of our devices, as well as other relevant future technologies. This may increase the scope of potential sales opportunities in the longer term, as some of the technologies may be of interest to other market participants.

Research, Development and Patent Portfolio Development

As the creation of new technology assets, including IPR, is heavily focused on research and development activities, we may from time to time see investment opportunities that have strategic importance. This generally affects the operating expenses before the results of such investments are visible in the sales.

Targets and Priorities

Nokia expects Technologies annualized net sales run rate to expand to approximately EUR 600 million during 2014, now that Microsoft has become a more significant intellectual property licensee in conjunction with the Sale of the D&S Business.

Certain Other Factors

Exchange Rates

Our business and results of operations are, from time to time, affected by changes in exchange rates, particularly between the euro, our reporting currency, and other currencies such as the US dollar and the Japanese yen. See Item 3A. “Selected Financial Data-Exchange Rate Data”. Foreign currency denominated assets and liabilities, together with highly probable purchase and sale commitments, give rise to foreign exchange exposure.

The magnitude of foreign exchange exposures changes over time as a function of our presence in different markets and the prevalent currencies used for transactions in those markets. The majority of our non-euro based sales are denominated in the US dollar, but our strong presence in emerging markets like China and India also gives rise to foreign exchange exposure in several emerging market currencies. The majority of our non-euro based purchases are denominated in US dollars. In general, depreciation of another currency relative to the euro has an adverse effect on our sales and operating profit, while appreciation of another currency relative to the euro has a positive effect.

In addition to foreign exchange risk of our own sales and costs, our overall risk depends on the competitive environment in our industry and the foreign exchange exposures of our competitors.

To mitigate the impact of changes in exchange rates on our results, we hedge material transaction exposures, unless hedging would be uneconomical due to market liquidity and/or hedging cost. We hedge significant forecasted cash flows typically with an approximately 12-month hedging horizon. For the majority of these hedges, hedge accounting is applied to reduce income statement volatility. We also hedge significant balance sheet exposures. Our balance sheet is also affected by the translation into euro for financial reporting purposes of the shareholders’ equity of our foreign subsidiaries that are denominated in currencies other than the euro. In general, this translation increases our shareholders’ equity when the euro depreciates, and affects shareholders’ equity adversely when the euro appreciates against the relevant other currencies (year-end rate to previous year-end rate). To mitigate the impact to shareholders’ equity, we hedge selected net investment exposures from time to time.

In 2013, the overall volatility of the global currency markets has remained broadly around the same level as in 2012. Out of our significant non-euro transaction currencies, however, the Japanese yen depreciated significantly during 2013 compared to the rate at the end of 2012. Overall, hedging costs remained relatively low in 2013 due to the low interest rate environment globally.

During 2013, the US dollar depreciated against the euro by 7.1%. The weaker US dollar in 2013 had a negative impact on our net sales expressed in euro, as approximately 30% of our net sales are generated in US dollars and currencies closely following the US dollar. The depreciation of the US dollar also contributed to lower cost of sales and operating expenses, as approximately 30% of our cost base was in US dollars and currencies closely following the US dollar. In total, before hedging, the movement of the US dollar against the euro had a negative effect on our operating profit in 2013.

In 2013, the Japanese yen depreciated by 26.8% against the euro. During that year, approximately 10% of our net sales were generated in Japanese yen. The depreciation of the Japanese yen also contributed to lower cost of sales and operating expenses, as approximately 10% of our cost base was in Japanese yen. In total, before hedging, the depreciation of the Japanese yen had a negative impact on our operating profit in 2013.

The majority of the impact of the US dollar and Japanese yen depreciation against the euro on our operating result was, however, mitigated through hedging.

Significant changes in exchange rates may also impact our competitive position and related price pressures through their impact on our competitors.

For a discussion on the instruments used by Nokia in connection with our hedging activities, see Note 35 to our consolidated financial statements included in Item 18 of this annual report. See also Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and Item 3D. “Risk Factors”.

Income Taxes

At December 31, 2013, Nokia’s continuing operations in Finland had approximately EUR 2.3 billion (calculated at the Finnish corporate tax rate of 20%) of net deferred tax assets that have not been recognized in the financial statements. A significant portion of Nokia’s Finnish deferred tax assets are indefinite in nature and available against future Finnish taxable income. Nokia will continue to closely monitor its ability to utilize these deferred tax assets, including assessing future financial performance of Nokia’s continuing operations in Finland. Should the recent improvements in Nokia’s continuing operations financial results be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

Seasonality

Our Networks sales are affected by seasonality in the network operators’ planning, budgeting and spending cycles, with generally higher Networks sales in the fourth quarter compared to the first quarter of the following year.

Our HERE sales to the automotive industry are affected by seasonality in the automobile market, navigation device market, and mobile device market, with generally higher HERE sales in the fourth quarter compared to the first quarter of the following year.

Technologies sales are not significantly affected by seasonality. However, the sales can be unevenly distributed across the quarters, based on the timing and frequency of certain payments from certain licensees. In addition, possible retrospective payments that may occur, for instance as a result of entering into an agreement or settlement, may cause even significant variations on quarterly sales.

Accounting Developments

The International Accounting Standards Board, or IASB, has and will continue to critically examine current IFRS, with a view towards improving existing IFRS, as well as increasing international harmonization of accounting rules. This process of improvement and convergence of worldwide accounting standards has resulted in amendments to existing rules effective during the year ended

December 31, 2013. These are discussed in more detail under “New accounting pronouncements under IFRS” in Note 1 to our consolidated financial statements included in Item 18 of this annual report. The adopted 2013 amendments to IFRS did not have a material impact on our results of operations or financial position.

Subsequent Events

On April 25, 2014 Nokia completed the sale of substantially all of its Devices & Services business to Microsoft. The transaction was subject to potential purchase price adjustments. At closing, the agreed transaction price of EUR 5.44 billion was increased by approximately EUR 170 million as a result of the estimated adjustments made for net working capital and cash earnings. However this adjustment is based on an estimate which will be finalized when the final cash earnings and net working capital numbers are expected to be available during the second quarter 2014.

Nokia expects to book a gain on sale of approximately EUR 3.0 billion from the transaction. As a result of the gain, Nokia expects to record tax expenses of approximately EUR 180 million.

Additionally, as is customary for transactions of this size, scale and complexity, Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments have no impact on the material deal terms of the transaction and Nokia will be materially compensated for any retained liabilities.

In India, our manufacturing facility remains part of Nokia following the closing of the transaction. Nokia and Microsoft have entered into a service agreement whereby Nokia would produce mobile devices for Microsoft for a limited time. In the Republic of Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction and Nokia is taking steps to close the facility, which employs approximately 200 people. Altogether, and accounting for these adjustments, approximately 25 000 employees transferred to Microsoft at the closing.

The EUR 1.5 billion convertible bonds issued by Nokia to Microsoft following the announcement of the transaction have been redeemed and netted against the deal proceeds by the amount of principal and accrued interest.

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

The following paragraphs discuss critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. We have discussed the application of these critical accounting estimates with our Board of Directors and the Audit Committee.

Revenue Recognition

Revenues within the Group are generally recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. When management determines that such criteria have been met, revenue is recognized.

Networks enters into transactions that involve multiple components consisting of any combination of hardware, software and services. Within these arrangements, separate components are identified and accounted for based on the nature and fair value of those components and considering the economic substance of the entire arrangement. Revenue is allocated to each separately identifiable component based on the relative fair value of each component. The fair value of each component is determined by taking into consideration factors such as the price of the component when sold separately and the component cost plus a reasonable margin when price references are not available. This determination of the fair value and allocation thereof to each separately identifiable component of a transaction requires the use of estimates and judgment which may have a significant impact on the timing and amount of revenue recognized for the period. Service revenue, which typically includes managed services and maintenance services, is generally recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the rendering of services.

Also at Networks, certain revenue is recognized from contracts involving solutions achieved through modification of complex telecommunications equipment on a percentage of completion basis when the outcome of the contract can be estimated reliably. Recognized revenues and profit estimates are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. Current sales and profit estimates for projects may materially change due to an early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers’ plans, realization of penalties and other corresponding factors.

Within the HERE business, a substantial majority of revenue is derived from the licensing of the HERE database. Revenue which consists of license fees from usage (including license fees in excess of the nonrefundable minimum fees), are recognized in the period in which the license fees are estimable. Nonrefundable minimum annual licensing fees are generally received upfront and represent a minimum guarantee of fees to be received from the licensee during the period of the arrangement. The total up-front fee paid by the customer is generally amortized ratably over the term of the arrangement. When it is determined that the actual amount of licensing fees earned exceeds the cumulative revenue recognized under the amortization method, we recognize the additional licensing revenue. Furthermore, within the HERE business, some licensing arrangements contain multiple elements, that could include data, software, services and updates. Revenue is allocated to each element based on its relative fair value and is recognized as the element is delivered and the obligation is fulfilled.

Technologies’ patent license agreements are multi-year arrangements, which usually cover both a licensee’s past and future sales until a certain agreed date, when the license expires. When a patent license agreement is signed, it typically includes an agreement or settlement on past royalties that the licensor is entitled to. Such income for past periods is recognized immediately. License payments relating to the future royalties are recognized over the remaining contract period, typically 5 to 10 years. Licensees often pay a fixed license fee in one or more installments and running royalties based on their sales of licensed products. Licensees generally report and pay their running royalties on a quarterly basis after the end of each quarter and Nokia revenue recognition takes place accordingly at the time the royalty reports are received.

Within the Devices & Services business in Discontinued Operations, a sale of devices can include multiple components consisting of a combination of hardware, services and software. The commercial effect of each separately identifiable element of the transaction is evaluated in order to determine the appropriate accounting treatment for each component of the transaction. The total amount received is allocated to individual components based on their estimated fair value. Fair value of each component is determined by taking into consideration factors such as the price when the component is sold separately, the price when a similar component is sold separately by a third party and cost plus a reasonable margin when pricing references are not available. The estimated fair values are allocated first to software and services and the residual amount allocated to hardware. Application of the recognition criteria described above generally results in recognition of hardware-related revenue at the time of delivery with software and services-related revenue recognized on a straight-line basis over their respective terms.

Also within the Devices & Services business in Discontinued Operations, we record estimated reductions to revenue for special pricing agreements and other volume-based discounts at the time of sale. Sales adjustments for volume based discount programs are estimated largely based on historical activity under similar programs.

Customer Financing

We have provided a limited amount of customer financing arrangements, predominantly within Networks, and agreed extended payment terms with selected customers. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to reassess the ultimate collectability of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable, as well as the likelihood and timing of estimated collections. From time to time, the Group endeavors to mitigate this risk through transfer of its rights to the cash collected from these arrangements to third-party financial institutions on a non-recourse basis in exchange for an upfront cash payment. The financial impact of the customer financing related assumptions mainly affects the Networks business.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyzes accounts receivables and historical bad debt, customer concentrations, customer creditworthiness, past due balances, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based on these estimates and assumptions, Nokia continuing operations’ allowance for doubtful accounts was EUR 124 million at the end of 2013.

Inventory-related Allowances

We periodically review our inventory for excess, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods. Based on these estimates and assumptions, the Nokia continuing operations’ allowance for excess and obsolete inventory was EUR 178 million at the end of 2013. The financial impact of the assumptions regarding this allowance affects mainly the cost of sales of the Networks business and the results from Discontinued Operations through the Devices & Services business.

Project loss provisions

The Group provides for onerous contracts based on the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Due to the long-term nature of customer projects, changes in estimates of costs to be incurred, and therefore project loss estimates, may become necessary as the projects are executed. Based on these estimates and assumptions, the Networks project loss provision is EUR 152 million.

Warranty Provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Our products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As we continuously introduce new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision. Based on these estimates and assumptions, the Nokia continuing operations warranty provision was EUR 94 million at the end of 2013. The financial impact of the assumptions regarding this provision mainly affects the cost of sales of the Networks business and the results from Discontinued Operations through the Devices & Services business.

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

We estimate the outcome of all potential IPR infringements made known to us through assertion by third parties, or through our own monitoring of patent- and other IPR-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will result in a probable outflow of resources, we record a liability based on our best estimate of the expenditure required to settle infringement proceedings. Based on these estimates and assumptions, the provision for IPR infringements was EUR 15 million at the end of 2013 in Nokia continuing operations.

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

Legal Contingencies

As discussed in Item 8A7. “Litigation” and in Note 28 and 30 to the consolidated financial statements included in Item 18 of this annual report, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines the discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonably based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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

When we determine that the carrying amount of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure recoverable value based on discounted projected cash flows.

Recoverable value is based upon our projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, terminal values and the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Goodwill is allocated to the Group’s cash-generating units or groups of cash-generating units (CGUs) and recoverable value is determined for each of the CGUs for the purpose of impairment testing. The allocation of goodwill to the CGUs is made in a manner that is consistent with the level at which management monitors operations and the CGUs are expected to benefit from the synergies arising from the business combinations in which the goodwill arose. As a result of the Sale of the D&S Business, we have combined the Smart Devices and Mobile Phones CGUs into a single Devices & Services CGU and aligned with the scope of the business being sold. The goodwill previously allocated to the two separate CGUs has been allocated to the combined CGU for impairment testing purposes. No Goodwill was allocated to the new Technologies CGU, which aligns with the Group’s new operating and reportable segment.

In previous years, we have defined the Networks operating segment as a single CGU. As a consequence of the acquisition of the Siemens’ minority stake in NSN on August 7, 2013, and the resulting change in reportable segments, the Group has identified two Networks related groups of CGUs to which goodwill has been allocated: Radio Access Networks within the Mobile Broadband operating segment and Global Services.

Goodwill amounting to EUR 4 815 million at the end of 2013 has been allocated as follows: HERE CGU (EUR 3 219 million), Networks Radio Access Networks group of CGUs within Mobile Broadband (EUR 88 million), Networks Global Services group of CGUs (EUR 91 million) and Devices & Services CGU within Discontinued Operations (EUR 1 417 million).

IAS 36 requires goodwill to be assessed annually for impairment unless triggering events are identified prior to the annual testing date that indicate a potential impairment in which case an interim assessment is required. The annual impairment testing for the HERE and Devices & Services CGUs is performed as of October 1. The annual impairment testing for the Networks related groups of CGUs has been performed as of September 30. An additional impairment analysis specific to Networks CGUs was performed subsequently at November 30, 2013, to align the annual testing date with Networks annual financial planning cycle. Management determined that the signing of the agreement with Microsoft on the Sale of the D&S Business constituted a triggering event requiring an interim impairment test for the Devices & Services and HERE CGUs. Accordingly, an interim review was performed in September 2013. No impairment charges were recorded for any of the CGUs as a result of either the interim or annual tests.

The recoverable values of the Smart Devices and Mobile Phones CGUs, that were combined to form the Devices & Services CGU and have been classified as Discontinued Operations in 2013, were previously valued using a value in use basis. During 2013, the Devices & Services CGU recoverable value was determined using a fair value less cost of disposal model based on the agreed purchase price defined in the agreement for the Sale of the D&S Business, excluding any consideration attributable to patents or patent applications.

During 2013, the recoverable amounts of the HERE CGU, Radio Access Networks and Global Services groups of CGUs have been determined using a fair value less cost of disposal model. Fair value less cost of disposal was estimated using discounted cash flow calculations. The cash flow projections employed in the discounted cash flow calculations have been determined by management based on the information available, to reflect the amount that an entity could obtain from separate disposal of each of the CGUs in an orderly transaction between market participants at the measurement date after deducting the estimated cost of disposal. The estimates of fair value less cost of disposal are categorized as level 3 of the fair value hierarchy.

Discounted cash flows for the Networks CGUs and HERE CGU were modeled over 10 annual periods. The growth rates used in transition to terminal year reflect estimated long-term stable growth which do not exceed long-term average growth rates for the industry and economies in which the CGUs operate. All cash flow projections are consistent with external sources of information, wherever possible.

The key assumptions applied in the impairment testing for each CGU in the annual goodwill impairment testing for each year indicated are presented in the table below. No information has been included for the Devices & Services CGU as the recoverable amount was not determined using a discounted cash flow analysis and the CGU is attributable to discontinued operations:

	Cash generating units
	HERE		Radio Access		Global		Networks
			Networks group of CGUs in Mobile Broadband* %		Services group of CGUs* %		%
	2013	2012	2013	2012	2013	2012	2013	2012
Terminal growth rate	1.7	1.7	1.5	—	0.5	—	—	0.7
Post-tax discount rate	10.6	9.9	10.8	—	10.1	—	—	10.3

*	Networks CGU is divided into two groups of CGUs in 2013: Radio Access Networks group of CGUs within the Mobile Broadband operating segment and the Global Services group of CGUs.

Fair value less cost of disposal for the HERE CGU and Radio Access Networks and Global Services groups of CGUs are determined using post-tax valuation assumptions including projected cash flows and the discount rate.

The discount rates applied in the impairment testing for the above noted CGUs or groups of CGUs reflect current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted.

The recoverable amount of the HERE CGU exceeds its carrying amount by a small margin at the testing date. The related valuation is deemed most sensitive to the changes in both discount and long-term growth rates. A discount rate increase in excess of 0.5 percentage point or long-term growth decline in excess of 1 percentage point would result in impairment loss in the HERE CGU. Management’s estimates of the overall automotive volumes and market share, customer adoption of the new location-based platform and related service offerings, projected value of the services sold to Microsoft and assumptions regarding pricing, as well as continued focus on cost efficiency are the main drivers for the HERE net cash flow projections. The Group’s cash flow forecasts reflect the current strategic views that license fee-based models will remain important in both near and long term. Management expects that license fee-based models which are augmented with software and services and monetized via license fees, transactions fees and advertising, will grow in the future as more customers demand complete, end-to-end location solutions and as cloud computing and cloud-based services garner greater market acceptance. Actual short- and long-term performance could vary from management’s forecasts and impact future estimates of recoverable value. Since the recoverable amount exceeds the carrying amount only by a small margin, any material adverse changes such as market deterioration or changes in the competitive landscape could impact management’s estimates of the main drivers and result in impairment loss.

In the fourth quarter of 2011, the Group recorded an impairment loss of EUR 1 090 million to reduce the carrying amount of the HERE CGU to its recoverable amount at that time. The impairment loss was allocated in its entirety to the carrying amount for goodwill. The Group’s goodwill impairment testing did not result in impairment charges for the years ended December 31, 2013 and 2012.

Other than disclosed for the HERE CGU above, management believes that no reasonably possible change in any of the above assumptions would cause the carrying value of any cash generating unit to exceed its recoverable amount.

See Note 9 to our consolidated financial statements included in Item 18 of this annual report for further information regarding “Valuation of long-lived and intangible assets and goodwill”.

Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market for example, unlisted equities, are determined using widely accepted valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. If quoted market prices are not available for unlisted shares, fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length transactions and (3) analysis of market prospects and operating performance of target companies taking into consideration of public market comparable companies in similar industry sectors. Changes in these assumptions may cause the Group to recognize impairments or losses in future periods. During 2013, the Group received distributions of EUR 44 million (EUR 49 million in 2012) included in other financial income from a private fund held as non-current available-for-sale. Due to a reduction in estimated future cash flows, the Group also recognized an impairment loss of EUR 7 million in 2012 for the fund included in other financial expenses. See also note 12 to our consolidated financial statements included in item 18 of this annual report.

Income Taxes

The Group is subject to income taxes both in Finland and in numerous other jurisdictions. Significant judgment is required in determining income tax expense, uncertain tax positions, deferred tax assets and liabilities recognized in the consolidated financial statements. We recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future against which the temporary differences, tax losses and unused tax credits can be utilized. We have considered future taxable income and tax planning strategies in making this assessment. Deferred tax assets are assessed for realizability each reporting period, and when circumstances indicate that it is no longer probable that deferred tax assets will be utilized, they are adjusted as necessary. In 2013, Nokia taxes continued to be unfavorably affected by Networks taxes as no tax benefits are recognized for certain Networks deferred tax items. Additionally, Nokia taxes were adversely affected by allowances related to Devices & Services’ Finnish deferred tax assets and discontinuation of recognizing tax benefits for Devices & Services’ Finnish deferred tax items due to uncertainty of utilization of these items.

At December 31, 2013, the Group had tax losses carry forward, temporary differences and tax credits of EUR 10 693 million (EUR 10 446 million in 2012) for which no deferred tax assets were recognized in the consolidated financial statements due to uncertainty of utilization of these items.

We recognize liabilities for uncertain tax positions based on estimates and assumptions when, despite our belief that tax return positions are supportable, it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by tax authorities. The Group has ongoing tax investigations in multiple jurisdictions, including India. If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the current taxes and deferred taxes in the period in which such determination is made.

Results of Operations

In this “Results of Operations” discussion, we continue to refer to the reportable segments under their names as at December 31, 2013. Our current Networks business is referred to as Nokia Solutions and Networks, or NSN, HERE naming remains unchanged and our current Technologies business is referred to as Advanced Technologies.

2013 compared with 2012

Nokia Continuing Operations

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Percentage of Net Sales	Year Ended December 31, 2012	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	12 709	100.0%	15 400	100.0%	(17)%
Cost of sales	(7 364)	(57.9)%	(9 841)	(63.9)%	(25)%

Gross profit	5 345	42.1%	5 559	36.1%	(4)%
Research and development expenses	(2 619)	(20.6)%	(3 081)	(20.0)%	(15)%
Selling and marketing expenses	(974)	(7.7)%	(1 372)	(8.9)%	(29)%
Administrative and general expenses	(697)	(5.5)%	(690)	(4.5)%	1%
Other operating income and expenses	(536)	(4.2)%	(1 237)	(8.0)%	(57)%

Operating profit (loss)	519	4.1%	(821)	(5.3)%

Net Sales

Continuing operations net sales declined by 17% to EUR 12 709 million in 2013 compared with EUR 15 400 million in 2012. The decline in Nokia’s continuing operations net sales in 2013 was primarily due to lower NSN and HERE net sales. The decline in NSN net sales was partially due to divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, NSN net sales in 2013 declined by approximately 13% primarily due to reduced wireless infrastructure deployment activity, which affected both Global Services and Mobile Broadband. The decline in HERE net sales was primarily due to a decline in internal1 HERE net sales due to lower recognition of deferred revenue related to our smartphone sales, partially offset by an increase in external HERE net sales due to higher sales to vehicle customers. Additionally, NSN and HERE net sales were negatively affected by foreign currency fluctuations.

[1]	HERE internal sales refers to sales that HERE had to our Discontinued Operations (formerly Devices & Services business) that used certain HERE services in its mobile devices. After the closing of the Sale of the D&S Business, HERE no longer generates such internal sales however, it will continue to recognize deferred revenue related to this business for up to 24 months after the closing of the Sale of the D&S Business. As part of the Sale of the D&S Business, Microsoft will become a strategic licensee of the HERE platform, and will separately pay HERE for a four-year license that will be recognized ratably as external net sales.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Change 2012 to 2013	Year Ended December 31, 2012
	(EUR millions, except percentage data)
Europe1)	3 940	(19%)	4 892
Middle East & Africa	1 169	(14%)	1 362
Greater China	1 201	(10%)	1 341
Asia-Pacific	3 428	(23%)	4 429
North America	1 656	2%	1 628
Latin America	1 315	(25%)	1 748

Total	12 709	(17%)	15 400

1	All Technologies net sales are allocated to Finland.

Gross Margin

Gross margin for continuing operations in 2013 was 42.1%, compared to 36.1% in 2012. The increase in 2013 was primarily due to a higher NSN gross margin. NSN gross margin increased primarily due to improved efficiency in Global Services, an improved product mix with a greater share of higher margin products, and the divestment of less profitable businesses.

Operating Expenses

Our research and development expenses were EUR 2 619 million in 2013, compared to EUR 3 081 million in 2012. Research and development expenses represented 20.6% of our net sales in 2013, compared to 20.0% in 2012. Research and development expenses included purchase price accounting items of EUR 188 million in 2013, compared to EUR 375 in 2012. The decrease was primarily due to lower amortization of acquired intangible assets within HERE. In addition, it included EUR 15 million of transaction related costs, related to the Sale of the D&S Business.

In 2013, our selling and marketing expenses were EUR 974 million, compared to EUR 1 372 million in 2012. Selling and marketing expenses represented 7.7% of our net sales in 2013 compared to 8.9% in 2012. The decrease in selling and marketing expenses was due to lower purchase price accounting items and generally lower expenses in NSN and HERE. Selling and marketing expenses included purchase price accounting items of EUR 93 million in 2013 compared to EUR 313 million in 2012. The decrease was primarily due to items arising from the formation of NSN becoming fully amortized at the end of the first quarter of 2013.

Administrative and general expenses were EUR 697 million in 2013, compared to EUR 690 million in 2012. Administrative and general expenses were equal to 5.5% of our net sales in 2013 compared to 4.5% in 2012. The increase in administrative and general expenses as a percentage of net sales reflected a decline in net sales in 2013. Administrative and general expenses did not include purchase price accounting items in either 2013 or 2012.

Other income and expense was a net expense of EUR 536 million in 2013, compared to a net expense of EUR 1 237 million in 2012. In 2013, other income and expenses included restructuring charges of EUR 602 million, as well as transaction related costs of EUR 18 million related to the Sale of the D&S Business. In 2012, other income and expenses included restructuring charges of EUR 1 265 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from

Motorola as well as amortization of acquired intangible assets of EUR 23 million and a net gain on sale of real estate of EUR 79 million.

Operating Profit (loss)

Our 2013 operating profit was EUR 519 million, compared with an operating loss of EUR 821 million in 2012. The increased operating profit resulted primarily from lower restructuring charges and purchase price accounting items in general and an increase in the operating performance of our NSN and HERE businesses. Our operating profit in 2013 included purchase price accounting items, restructuring charges and other special items of net negative EUR 917 million compared to net negative EUR 1 963 million in 2012. Our 2013 operating margin was positive 4.1% compared to negative 5.3% in 2012. The improvement was primarily due to an increase in our gross margin and lower expenses in other income and expenses.

Corporate Common

Corporate common functions’ operating loss totaled EUR 57 million in 2013, compared to EUR 50 million in 2012. In 2013 corporate common included restructuring charges and associated impairments of EUR 10 million, as well as transaction related costs of EUR 18 million related to the Sale of the D&S Business. In 2012, corporate common benefitted from a net gain from sale of real estate of EUR 79 million and included restructuring charges of EUR 6 million.

Net Financial Income and Expenses

Financial income and expenses, net, was an expense of EUR 280 million in 2013 compared to an expense of EUR 357 million in 2012. The lower net expense in 2013 was primarily driven by lower foreign exchange losses.

Our net debt to equity ratio was negative 35% at December 31, 2013, compared with a net debt to equity ratio of negative 47% at December 31, 2012. See Item 5B. “Liquidity and Capital Resources” below.

Profit (loss) Before Taxes

Continuing operations profit before tax was EUR 243 million in 2013, compared to a loss of EUR 1 179 million in 2012. Taxes amounted to EUR 202 million in 2013 and EUR 304 million in 2012.

Non-controlling interests

Loss attributable to non-controlling interests from continuing operations totaled EUR 145 million in 2013, compared with a loss attributable to non-controlling interests of EUR 712 million in 2012. This change was primarily due to an improvement in NSN’s results and our acquisition of Siemens’ stake in NSN.

Profit (loss) Attributable to Equity Holders of the Parent and Earnings per Share

Nokia Group’s total loss attributable to equity holders of the parent in 2013 amounted to EUR 615 million, compared with a loss of EUR 3 105 million in 2012. Continuing operations generated a profit attributable to equity holders of the parent in 2013, amounting to EUR 186 million, compared with a loss of EUR 771 million in 2012. Nokia Group’s total earnings per share in 2013 increased to EUR (0.17) (basic) and EUR (0.17) (diluted), compared with EUR (0.84) (basic) and EUR (0.84) (diluted) in 2012. From continuing operations, earnings per share in 2013 increased to EUR 0.05 (basic) and EUR 0.05 (diluted), compared with EUR (0.21) (basic) and EUR (0.21) (diluted) in 2012.

Results by Segments

Nokia Solutions and Networks

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Percentage of Net Sales	Year Ended December 31, 2012	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	11 282	100.0%	13 779	100.0%	(18)%
Cost of Sales	(7 148)	(63.4)%	(9 610)	(69.7)%	(26)%

Gross profit	4 134	36.6%	4 169	30.3%	(1%)
Research and development expenses	(1 822)	(16.1)%	(2 046)	(14.9)%	(11%)
Selling and marketing expenses	(821)	(7.3)%	(1 158)	(8.4)%	(29%)
Administrative and general expenses	(489)	(4.3)%	(470)	(3.4)%	4%
Other income and expenses	(582)	(5.2)%	(1 290)	(9.4)%	(55%)

Operating profit (loss)	420	3.7%	(795)	(5.8)%

Segment information

	Mobile Broadband	Global Services	NSN Other	NSN
	(EUR millions, except percentage data)
2013
Net sales	5 347	5 753	182	11 282
Contribution	420	693	(693)
% of net sales	7.9%	12.0%	(381.9)%
Operating profit				420
% of net sales				3.7%

	Mobile Broadband	Global Services	NSN Other	NSN
	(EUR millions, except percentage data)
2012
Net Sales	6 043	6 929	807	13 779
Contribution	490	334	(1 619)
% of net sales	8.1%	4.8%	(200.6)%
Operating loss				(795)
% of net sales				(5.8)%

NSN Other includes net sales and related cost of sales and operating expenses of non-core businesses, as well as Optical Networks business until May 6, 2013 when its divestment was completed. It also includes restructuring and associated charges for the NSN business.

Net Sales

NSN’s net sales decreased 18% to EUR 11 282 million in 2013, compared to EUR 13 779 million in 2012. The year-on-year decline in NSN’s net sales was primarily due to reduced wireless infrastructure deployment activity affecting both Mobile Broadband and Global Services, as well as the divestments of businesses not consistent with its strategic focus, foreign currency fluctuations and the exiting of certain customer contracts and countries.

Mobile Broadband net sales declined 12% to EUR 5 347 million in 2013, compared to EUR 6 043 million in 2012, as declines in WCDMA, CDMA and GSM were partially offset by growth in both FD-LTE and TD-LTE, reflecting the industry shift to 4G technology. Core network sales declined as a result of the customer focus on radio technologies.

Global Services net sales declined 17% to EUR 5 753 million in 2013, compared to EUR 6 929 million in 2012 primarily due to the exiting of certain customer contracts and countries as part of NSN’s strategy to focus on more profitable business as well as a decline in network roll-outs in Japan and Europe.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Change 2012 to 2013	Year Ended December 31, 2012
	(EUR millions, except percentage data)
Europe	3 041	(22%)	3 896
Middle East & Africa	1 111	(14%)	1 287
Greater China	1 185	(7%)	1 278
Asia-Pacific	3 354	(23%)	4 347
North America	1 334	3%	1 294
Latin America	1 257	(25%)	1 677

Total	11 282	(18%)	13 779

Gross Margin

NSN’s gross margin was 36.6% in 2013, compared to 30.3% in 2012, driven by improved efficiency in Global Services, an improved product mix with a greater share of higher margin products, and the divestment of less profitable businesses.

In Mobile Broadband, gross margin improved in 2013 driven by an increased software share in the product mix, offset by costs incurred in anticipation of a technology shift to TD-LTE.

In Global Services, gross margin improved significantly in 2013 due to the increase in efficiencies as part of our restructuring program and the exit of certain customer contracts and countries as part of NSN’s strategy to focus on more profitable business.

Operating Expenses

NSN’s research and development expenses decreased 11% year-on-year in 2013 to EUR 1 822 million from EUR 2 046 million in 2012, primarily due to business divestments and reduced investment in business activities not in line with NSN’s focused strategy as well as increased research and development efficiency, partially offset by higher investments in business activities that are in line with NSN’s focused strategy, most notably LTE.

NSN’s sales and marketing expenses decreased 29% year-on-year in 2013 to EUR 821 million from EUR 1 158 million in 2012, primarily due to structural cost savings from NSN’s restructuring program and a decrease in purchase price accounting related items arising from the formation of NSN, which were fully amortized at the end of the first quarter of 2013.

NSN’s administrative and general expenses increased 4% year-on-year in 2013 to EUR 489 million from EUR 470 million in 2012, primarily due to consultancy fees related to finance and information technology related projects, partially offset by structural cost savings.

NSN’s other income and expenses decreased in 2013 to an expense of EUR 582 million from an expense of EUR 1 290 million in 2012. In 2013, other income and expenses included restructuring charges of EUR 570 million, including EUR 52 million related to country and contract exits and EUR 157 million related to divestments to businesses, and in 2012 included restructuring charges and associated charges of EUR 1 226 million, including EUR 42 million related to country and contract exits, divestment of businesses EUR 50 million, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola, as well as amortization of acquired intangible assets of EUR 23 million.

Operating Profit (loss)

NSN’s operating profit in 2013 was EUR 420 million, compared with an operating loss of EUR 795 million in 2012. NSN’s operating margin in 2013 was 3.7%, compared with a negative 5.8% in 2012. The increase in operating profit was primarily a result of an increase in the contribution of Global Services and a reduction in costs associated with NSN’s transformation, consisting mainly of restructuring charges. Further, the purchase price accounting related items arising from the formation of NSN were fully amortized at the end of the first quarter of 2013.

The contribution of Mobile Broadband declined from EUR 490 million in 2012 to EUR 420 million in 2013, primarily as a result of lower net sales, which was partially offset by an improved gross margin and a reduction in operating expenses.

The contribution of Global Services increased from EUR 334 million in 2012 to EUR 693 million in 2013, as the increase in gross margin more than compensated for the decline in net sales, and the contribution in 2013 was further supported by a reduction in operating expenses.

Strategy and restructuring program

In November 2011, NSN announced its strategy to focus on mobile broadband and related services, and also launched an extensive global restructuring program, targeting a reduction of its annualized operating expenses and production overhead, excluding special items and purchase price accounting related items, by EUR 1 billion by the end of 2013, compared to the end of 2011. In January 2013, this target was raised to EUR 1.5 billion, and in July 2013 this target was further raised to “more than EUR 1.5 billion”. While these savings were expected to come largely from organizational streamlining, the program also targeted areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality. In 2013, NSN achieved its target to reduce operating expenses and production overhead, excluding special items and purchase price accounting items, by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011.

During 2013, NSN recognized restructuring charges and other associated items of EUR 550 million related to this restructuring program, resulting in cumulative charges of approximately EUR 1 850 million. By the end of 2013, NSN had cumulative restructuring related cash outflows of approximately EUR 1 250 million relating to this restructuring program. NSN expects restructuring related cash outflows to be approximately EUR 450 million for the full year 2014 relating to this restructuring program.

HERE

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Percentage of Net Sales	Year Ended December 31, 2012	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	914	100.0%	1 103	100.0%	(17%)
Cost of sales	(208)	(22.8%)	(228)	(20.7%)	(9%)

Gross profit	706	77.2%	875	79.3%	(19%)
Research and development expenses	(648)	(70.9%)	(883)	(80.0%)	(27%)
Selling and marketing expenses	(119)	(13.0%)	(186)	(16.9%)	(36%)
Administrative and general expenses	(69)	(7.5%)	(77)	(7.0%)	(10%)
Other operating income and expenses	(24)	(2.6%)	(30)	(2.7%)	(20%)

Operating profit (loss)	(154)	(16.8%)	(301)	(27.3%)

Net Sales

HERE net sales decreased 17% to EUR 914 million in 2013, compared to EUR 1 103 million in 2012. HERE internal net sales decreased 59% to EUR 154 million in 2013, compared to EUR 374 million in 2012. HERE external net sales increased 4% to EUR 760 million in 2013, compared to EUR 729 million in 2012. The year-on-year decline in HERE internal net sales was due to lower recognition of deferred revenue related to our smartphone sales. The year-on-year increase in HERE external net sales in 2013 was primarily due to higher sales to vehicle customers, partially offset by lower sales to personal navigation devices customers. Additionally, HERE net sales were negatively affected by foreign currency fluctuations.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Change 2012 to 2013	Year Ended December 31, 2012
	(EUR millions, except percentage data)
Europe	384	(19%)	477
Middle East & Africa	57	(23%)	74
Greater China	17	(73%)	63
Asia-Pacific	75	(9%)	82
North America	322	(4%)	335
Latin America	59	(18%)	72

Total	914	(17%)	1 103

Gross Margin

On a year-on-year basis, the decrease in HERE gross margin, 77.2% in 2013 compared to 79.3% in 2012, was primarily due to proportionally higher sales of update units to vehicle customers which generally carry a lower gross margin, partially offset by lower costs related to service delivery.

Operating Expenses

HERE research and development expenses decreased 27% to EUR 648 million in 2013 compared to EUR 883 million in 2012, primarily due to a decrease in purchase price accounting related items, EUR 168 million in 2013 compared to EUR 355 million in 2012, and cost reduction actions.

HERE sales and marketing expenses decreased 36% to EUR 119 million in 2013 compared to EUR 186 million in 2012, primarily driven by a decrease in purchase price accounting items, EUR 11 million in 2013 compared to EUR 68 million in 2012, cost reduction actions and lower marketing spending.

HERE administrative and general expenses decreased 10% to EUR 69 million in 2013 compared to EUR 77 million in 2012, primarily due cost reduction actions.

In 2013, HERE other income and expense had a slightly positive year-on-year impact on profitability, decreasing from EUR 30 million in 2012 to EUR 24 million in 2013. In 2013, we recognized restructuring charges of EUR 22 million in HERE, compared to EUR 31 million in 2012.

Operating Profit (loss)

HERE operating loss decreased to EUR 154 million in 2013, compared with a loss of EUR 301 million in 2012. HERE operating margin in 2013 was negative 16.8%, compared with negative 27.3% in 2012. The year-on-year improvement in operating margin in 2013 was driven primarily by the absence of significant purchase price accounting related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as of the end of the second quarter of 2013.

Advanced Technologies

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Percentage of Net Sales	Year Ended December 31, 2012	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	529	100.0%	534	100.0%	(1%)
Cost of sales	(14)	(2.6%)	(7)	(1.3%)	100%

Gross profit	515	97.4%	527	98.7%	(2%)
Research and development expenses	(147)	(27.8%)	(153)	(28.7%)	(4%)
Selling and marketing expenses	(34)	(6.4%)	(24)	(4.5%)	42%
Administrative and general expenses	(22)	(4.2%)	(22)	(4.1%)	0%
Other operating income and expenses	(2)	(0.4%)	(3)	(0.5%)	(33%)

Operating profit (loss)	310	58.6%	325	60.9%	(5%)

Net Sales

Advanced Technologies net sales was stable on a year-on-year basis, EUR 529 million in 2013 compared to EUR 534 million in 2012, primarily due to a non-recurring license fee of EUR 50 million in the fourth quarter 2012, partially offset by net increases in royalty payments from our licensees.

Gross Margin

On a year-on-year basis, the Advanced Technology gross margin decreased to 97.4% in 2013 compared to 98.7% in 2012.

Operating Expenses

Advanced Technologies research and development expenses decreased 4% to EUR 147 million in 2013 compared to EUR 153 million in 2012, primarily due to lower research and development costs, partially offset by transaction related costs of EUR 15 million related to the Sale of the D&S Business.

Advanced Technologies sales and marketing expenses increased 42% to EUR 34 million in 2013 compared to EUR 24 million in 2012, primarily due to IP licensing related litigation expenses. In 2013 sales and marketing expenses included transaction related costs of EUR 2 million related to the Sale of the D&S Business.

Advanced Technologies administrative and general expenses were flat year-on-year, amounting to EUR 22 million.

Advanced Technologies other income and expense was approximately flat year-on-year, and included restructuring charges of EUR 2 million in 2013, compared to EUR 3 million in 2012.

Operating Profit (loss)

Advanced Technologies operating profit decreased to EUR 310 million in 2013, compared to EUR 325 million in 2012. Advanced Technologies operating margin in 2013 was 58.6%, compared with 60.9% in 2012. The year-on-year decline in operating margin was driven primarily by the transaction related costs of EUR 17 million related to the Sale of the D&S Business to Microsoft, partially offset by decreased restructuring charges.

Nokia Discontinued Operations

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Percentage of Net Sales	Year Ended December 31, 2012	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	10 735	100.0%	15 152	100.0%	(29%)
Cost of sales	(8 526)	(79.4%)	(12 320)	(81.3%)	(31%)

Gross profit	2 209	20.6%	2 832	18.7%	(22%)
Research and development expenses	(1 130)	(10.5%)	(1 658)	(10.9%)	(32%)
Selling and marketing expenses	(1 345)	(12.5%)	(1 857)	(12.3%)	(28%)
Administrative and general expenses	(215)	(2.0%)	(286)	(1.9%)	(25%)
Other operating income and expenses	(109)	(1.0%)	(510)	(3.4%)	(79%)

Operating profit (loss)	(590)	(5.5%)	(1 479)	(9.8%)

Net Sales

Discontinued operations net sales decreased by 29% to EUR 10 735 million compared to EUR 15 152 million in 2012. The decline in discontinued operations net sales in 2013 was primarily due to lower Mobile Phones net sales and, to a lesser extent, lower Smart Devices net sales. The decline in Mobile Phones net sales was due to lower volumes and ASPs, affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. The decline in Smart Devices net sales was primarily due to lower volumes, affected by competitive industry dynamics, including the strong momentum of competing smartphone platforms, as well as our portfolio transition from Symbian products to Lumia products.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2013 and 2012.

	Year Ended December 31, 2013	Change 2012 to 2013	Year Ended December 31, 2012
	(EUR millions, except percentage data)
Europe	3 266	(27%)	4 498
Middle East & Africa	1 689	(38%)	2 712
Greater China	816	(46%)	1 519
Asia-Pacific	2 691	(26%)	3 655
North America	623	17%	532
Latin America	1 650	(26%)	2 236

Total	10 735	(29%)	15 152

Gross Margin

Discontinued operations gross margin improved to 20.6% in 2013 compared to 18.7% in 2012. The increase in gross margin in 2013 was primarily due to a higher Smart Devices gross margin, partially offset by slightly lower Mobile Phones gross margin. The increase in Smart Devices gross margin was primarily due to lower inventory related allowances, which negatively affected Smart Devices gross margin in 2012.

Operating Expenses

Discontinued operations operating expenses were EUR 2 799 million in 2013, compared to EUR 4 311 million in 2012. The 35% decrease in 2013 was due to lower Mobile Phones and Smart Devices operating expenses, primarily due to structural cost savings, as well as overall cost controls.

Operating Profit (loss)

Discontinued operations operating margin improved to negative 5.5% in 2013 compared to negative 9.8% in 2012. The improvement was primarily due to structural cost savings, as well as overall cost controls, and a higher gross margin.

2012 compared with 2011

Nokia Continuing Operations

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Percentage of Net Sales	Year Ended December 31, 2011	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	15 400	100.0%	15 968	100.0%	(4%)
Cost of sales	(9 841)	(63.9%)	(10 408)	(65.2%)	(5%)

Gross profit	5 559	36.1%	5 560	34.8%	(0%)
Research and development expenses	(3 081)	(20.0%)	(3 334)	(20.9%)	(8%)
Selling and marketing expenses	(1 372)	(8.9%)	(1 608)	(10.1%)	(15%)
Administrative and general expenses	(690)	(4.5%)	(735)	(4.6%)	(6%)
Impairment of goodwill	—	0.0%	(1 090)	(6.8%)	(100%)
Other operating income and expenses	(1 237)	(8.0%)	(181)	(1.1%)	583%

Operating profit (loss)	(821)	(5.3%)	(1 388)	(8.7%)

Net Sales

Nokia continuing operations net sales declined by 4% to EUR 15 400 million in 2012 compared to EUR 15 969 million in 2011. The decline was primarily due to lower net sales in Advanced Technologies due to non-recurring license payments in 2011, and lower net sales in NSN.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Change 2011 to 2012	Year Ended December 31, 2011
	(EUR millions, except percentage data)
Europe1)	4 892	(16%)	5 794
Middle East & Africa	1 362	(7%)	1 466
Greater China	1 341	(16%)	1 592
Asia-Pacific	4 429	13%	3 921
North America	1 628	20%	1 361
Latin America	1 748	(5%)	1 834

Total	15 400	(4%)	15 968

1	All Technologies net sales are allocated to Finland.

Gross Margin

Continuing operations gross margin improved from 34.8% in 2011 to 36.1% in 2012. The improvement was primarily due to an increased gross margin in NSN.

Operating Expenses

Continuing operations research and development expenses were EUR 3 081 million in 2012, compared to EUR 3 334 million in 2011. Research and development costs represented 20.0% of our net sales in 2012 compared to 20.9% in 2011. Research and development expenses included purchase price accounting items of EUR 375 million in 2012 compared to EUR 404 million in 2011.

In 2012, continuing operations selling and marketing expenses were EUR 1 372 million, compared to EUR 1 608 million in 2011. Selling and marketing expenses represented 8.9% of our net sales in 2012 compared to 10.1% in 2011. Selling and marketing expenses included purchase price accounting items of EUR 313 million in 2012 compared to EUR 421 million in 2011.

Continuing operations administrative and general expenses were EUR 690 million in 2012, compared to EUR 735 million in 2011. Administrative and general expenses were equal to 4.5% of our net sales in 2012 compared to 4.6% in 2011. Administrative and general expenses included purchase price accounting items of EUR 1 million in both 2012 and 2011.

Other income and expense was a slightly lower expense of EUR 1 237 million in 2012, compared to EUR 1 271 million in 2011. In 2012, other income and expenses included restructuring charges of EUR 1 265 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola as well as amortization of acquired intangible assets of EUR 23 million and a net gain on sale of real estate of EUR 79 million. In 2011, other income and expenses included an impairment of goodwill of EUR 1 090 million and restructuring charges of EUR 183 million.

Operating Profit (loss)

Our 2012 operating loss was EUR 821 million, compared to a loss of EUR 1 388 million in 2011. The improvement was primarily due to lower other expenses in the HERE business due to the impairment of goodwill of EUR 1 090 million in 2011 and increased underlying profitability at NSN, partially offset by higher restructuring charges in NSN. Continuing operations operating margin improved from negative 8.7% in 2011 to negative 5.3% in 2012. Our operating loss in 2012 included purchase price accounting items, restructuring charges and other special items of a net negative EUR 1 962 million in 2012 compared to a net negative EUR 2 191 million in 2011, including impairment of goodwill amounting to EUR 1 090 million.

Corporate Common

Corporate common functions’ operating loss totaled EUR 50 million in 2012 compared to EUR 174 million in 2011. In 2012, corporate common benefitted from a net gain from sale of real estate of EUR 79 million and included restructuring charges of EUR 6 million, whereas 2011 included impairments in associated companies of EUR 41 million and restructuring charges of EUR 5 million.

Net Financial Income and Expenses

Financial income and expenses, net, was an expense of EUR 357 million in 2012 compared to an expense of EUR 131 million in 2011. The higher net expense in 2012 was primarily driven by foreign exchange losses.

Our net debt to equity ratio was negative 46% at December 31, 2012, compared with a net debt to equity ratio of negative 40% at December 31, 2011. See Item 5B. “Liquidity and Capital Resources” below.

Profit (loss) Before Taxes

Continuing operations loss before tax was EUR 1 179 million in 2012, compared to a loss of EUR 1 542 million in 2011. Taxes amounted to EUR 304 million in 2012 and EUR 73 million in 2011.

Non-controlling interests

Loss attributable to non-controlling interests from continuing operations totaled EUR 712 million in 2012, compared with a loss attributable to non-controlling interests of EUR 343 million in 2011. This change was primarily due to an increase in NSN’s losses.

Profit (loss) Attributable to Equity Holders of the Parent and Earnings per Share

Nokia Group’s total loss attributable to equity holders of the parent in 2012 amounted to EUR 3 105 million, compared with a loss of EUR 1 163 million in 2011. Continuing operations generated a loss attributable to equity holders of the parent in 2012, amounting to EUR 771 million, compared with a loss of EUR 1 272 million in 2011. Nokia Group’s total earnings per share in 2012 decreased to EUR (0.84) (basic) and EUR (0.84) (diluted), compared with EUR (0.31) (basic) and EUR (0.31) (diluted) in 2011. From continuing operations, earnings per share in 2012 increased to EUR (0.21) (basic) and EUR (0.21) (diluted), compared with EUR (0.34) (basic) and EUR (0.34) (diluted) in 2011.

Results by Segments

Nokia Solutions and Networks

NSN completed the acquisition of the majority of Motorola Solutions’ wireless network infrastructure assets on April 30, 2011. Accordingly, the results of NSN for 2012 are not directly comparable to 2011.

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Percentage of Net Sales	Year Ended December 31, 2011	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	13 779	100.0%	14 041	100.0%	(2%)
Cost of sales	(9 610)	(69.7%)	(10 199)	(72.6%)	(6%)

Gross profit	4 169	30.3%	3 842	27.4%	8%
Research and development expenses	(2 046)	(14.8%)	(2 185)	(15.6%)	(6%)
Selling and marketing expenses	(1 158)	(8.4%)	(1 328)	(9.5%)	(13%)
Administrative and general expenses	(470)	(3.4%)	(514)	(3.7%)	(8%)
Other operating income and expenses	(1 290)	(9.4%)	(112)	(0.8%)

Operating profit (loss)	(795)	(5.8%)	(297)	(2.1%)

Segment information

	Mobile Broadband	Global Services	NSN Other	NSN
	(EUR millions, except percentage data)
2012
Net sales	6 043	6 929	807	13 779
Contribution	490	334	(1 619)
% of net sales	8.1%	4.8%	(200.6)%
Operating profit				(795)
% of net sales				(5.8)%

	Mobile Broadband	Global Services	NSN Other	NSN
	(EUR millions, except percentage data)
2011
Net Sales	6 335	6 737	969	14 041
Contribution	216	230	(743)
% of net sales	3.4%	3.4%	(76.7)%
Operating loss				(297)
% of net sales				(2.1)%

NSN Other includes net sales and related cost of sales and operating expenses of non-core businesses, as well as Optical Networks business until May 6, 2013 when its divestment was completed. It also includes restructuring and associated charges for the NSN business.

Net Sales

NSN’s net sales decreased 2% to EUR 13 779 million in 2012, compared to EUR 14 041 million in 2011. The year-on-year decline in NSN’s net sales was primarily due to the decline in sales of business areas not in line with NSN’s strategic focus and lower Mobile Broadband sales, partially offset by higher Global Services net sales. On a full-year basis, Global Services represented slightly more than 50% of NSN’s net sales in 2012 and 48% in 2011.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Change 2011 to 2012	Year Ended December 31, 2011
	(EUR millions, except percentage data)
Europe	3 896	(13%)	4 469
Middle East & Africa	1 287	(7%)	1 391
Greater China	1 278	(13%)	1 465
Asia-Pacific	4 347	13%	3 848
North America	1 294	20%	1 077
Latin America	1 677	(6%)	1 791

Total	13 779	(2%)	14 041

Gross Margin

NSN’s gross margin was 30.3% in 2012, compared to 27.4% 2011. The increase in NSN gross margin in 2012 was primarily due to the better gross margin in both Mobile Broadband and Global Services. Within Mobile Broadband, the increase was primarily due to favorable region and product mix in line with NSN’s strategic focus. Within Global Services, the increase was primarily due to structural cost actions and efforts to align the business with the focused strategy.

Operating Expenses

NSN’s research and development expenses decreased 6% year-on-year in 2012, primarily due to structural cost saving actions and overall research and development efficiency.

NSN’s sales and marketing expenses decreased 13% year-on-year in 2012, primarily due to structural cost saving actions.

NSN’s administrative and general expenses decreased 8% year-on-year in 2012, primarily due to structural cost saving actions.

In 2012, NSN other and other income and expense had a negative year-on-year impact on profitability, and amounted to EUR 1 290 million in 2012 compared to EUR 112 million in 2011. In 2012, other income and expense included restructuring charges and associated charges of EUR 1 226 million, including EUR 42 million related to country and contract exits, EUR 50 million related to divestments of businesses, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola, as well as amortization of acquired intangible assets of EUR 23 million. In 2011, NSN recognized restructuring charges of EUR 145 million and associated charges, including EUR 19 million related to divestments of businesses.

Operating Profit (loss)

NSN’s operating loss in 2012 was EUR 795 million, compared with an operating loss of EUR 297 million in 2011. NSN’s operating margin in 2012 was a negative 5.8%, compared with a negative 2.1% in 2011, primarily due to restructuring charges of EUR 1 247 million in 2012.

Strategy and restructuring program

During 2012, NSN recognized restructuring charges and other associated items of approximately EUR 1 300 million related to this restructuring program, resulting in cumulative charges of approximately EUR 1 300 million. By the end of 2012, NSN had cumulative restructuring related cash outflows of approximately EUR 650 million relating to this restructuring program.

HERE

The following table sets forth selective line items and the percentage of net sales that they represent for HERE for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Percentage of Net Sales	Year Ended December 31, 2011	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	1 103	100.0%	1 091	100.0%	1%
Cost of sales	(228)	(20.7%)	(214)	(19.6%)	7%

Gross profit	875	79.3%	877	80.4%	(0%)
Research and development expenses	(883)	(80.0%)	(958)	(87.8%)	(8%)
Selling and marketing expenses	(186)	(16.9%)	(259)	(23.7%)	(28%)
Administrative and general expenses	(77)	(7.0%)	(68)	(6.2%)	13%
Other operating income and expenses	(30)	(2.7%)	(1 118)	(102.5%)	(97%)

Operating profit (loss)	(301)	(27.3%)	(1 526)	(139.9%)

Net Sales

HERE net sales increased 1% to EUR 1 103 million in 2012, compared to EUR 1 091 million in 2011. The year-on-year increase in HERE external net sales in 2012 was primarily driven by higher sales of map content licenses to vehicle customers, partially offset by lower sales to personal navigation devices customers. The year-on-year decline in HERE internal net sales was primarily due to lower sales related to the large decline in our Symbian device volumes experienced since 2010.

The following table sets forth HERE net sales and year-on-year growth rate by geographic area for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Change 2011 to 2012	Year Ended December 31, 2011
	(EUR millions, except percentage data)
Europe	477	(2%)	488
Middle East & Africa	74	0%	74
Greater China	63	(51%)	128
Asia-Pacific	82	11%	74
North America	335	18%	284
Latin America	72	67%	43

Total	1 103	1%	1 091

Gross Margin

On a year-on-year basis, the decrease in HERE gross margin in 2012 was primarily due to lower personal navigation device sales which carry a higher gross margin, partially offset by a higher gross margin in the vehicle segment.

Operating Expenses

HERE research and development expenses decreased 8% primarily driven by a focus on cost controls, lower project spending and a shift of research and development operating expenses to cost of sales as a result of the divestiture of the media advertising business.

HERE sales and marketing expenses decreased 28% primarily driven by a focus on cost controls and lower marketing spending.

HERE administrative and general expenses increased 13% primarily driven by higher use of services provided by shared support functions.

In 2012, HERE other income and expense had a positive year-on-year impact on profitability, and amounted to EUR 30 million in 2012, compared to EUR 1 118 million in 2011. In 2012, we recognized special items of EUR 31 million in HERE, comprised of restructuring charges of EUR 31 million. In 2011, we recognized special items of EUR 1 115 million in HERE, comprised of restructuring charges of EUR 25 million and impairment of goodwill of EUR 1 090 million.

Operating Profit (loss)

HERE operating loss decreased to EUR 301 million in 2012, compared with a loss of EUR 1 526 million in 2011. HERE operating margin in 2012 was negative 27.3%, compared with negative 139.9% in 2011. The year-on-year improvement in operating margin in 2012 was driven primarily by the lower other operating expenses due to the impairment of HERE’s goodwill of EUR 1 090 million in 2011.

Advanced Technologies

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Percentage of Net Sales	Year Ended December 31, 2011	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	534	100.0%	851	100.0%	(37%)
Cost of sales	(7)	(1.3%)	—	—	—

Gross profit	527	98.7%	851	100.0%	(38%)
Research and development expenses	(153)	(28.7%)	(193)	(22.7%)	(21%)
Selling and marketing expenses	(24)	(4.5%)	(18)	(2.1%)	33%
Administrative and general expenses	(22)	(4.1%)	(18)	(2.1%)	22%
Other operating income and expenses	(3)	(0.5%)	(13)	(1.5%)	(77%)

Operating profit	325	60.9%	609	71.6%	(47%)

Net Sales

Advanced Technologies net sales declined by 37%, EUR 534 million in 2012 compared to EUR 851 million in 2011, primarily due to lower non-recurring IPR income in 2012 compared to 2011, amounting to EUR 50 million and EUR 450 million, respectively. The non-recurring IPR income relates to new patent license agreements for the respective years that included settlements of past royalties and accordingly is not expected to have a recurring benefit.

Gross Margin

Advanced Technologies gross margin declined to 98.7% in 2012 compared to 100.0% in 2011.

Operating Expenses

Advanced Technologies research and development expenses decreased 21% to EUR 153 million in 2012 compared to EUR 193 million in 2011, due to overall cost reduction activities in several locations in 2012.

Advanced Technologies sales and marketing expenses increased 33% to EUR 24 million in 2012 compared to EUR 18 million in 2011, due to IP licensing and related litigation in 2012.

Advanced Technologies administrative and general expenses increased 22% to EUR 22 million in 2012 compared to EUR 18 million in 2011 due to higher allocation of site related costs.

Advanced Technologies other income and expense was an expense of EUR 3 million in 2012 compared to an expense of EUR 13 million in 2011, consisting of restructuring charges.

Operating Profit (loss)

Advanced Technologies operating profit decreased to EUR 325 million in 2012, compared to EUR 609 million in 2011. Advanced Technologies operating margin was 60.9% in 2012 compared to 71.6% in 2011. The year-on-year decline in operating margin was driven primarily by lower non-recurring IPR income in 2012 compared to 2011.

Nokia Discontinued Operations

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Percentage of Net Sales	Year Ended December 31, 2011	Percentage of Net Sales	Percentage Increase/ (Decrease)
	(EUR millions, except percentage data)
Net sales	15 152	100.0%	23 091	100.0%	(34%)
Cost of sales	(12 320)	(81.3%)	(17 292)	(74.9%)	(29%)

Gross profit	2 832	18.7%	5 799	25.1%	(51%)
Research and development expenses	(1 658)	(10.9%)	(2 211)	(9.7%)	(25%)
Selling and marketing expenses	(1 857)	(12.3%)	(2 179)	(9.4%)	(15%)
Administrative and general expenses	(286)	(1.9%)	(370)	(1.5%)	(23%)
Other operating income and expenses	(510)	(3.4%)	(723)	(3.1%)	(29%)

Operating profit (loss)	(1 479)	(9.8%)	316	1.4%

Net Sales

Discontinued operations net sales in 2012 decreased by 34% to EUR 15 152 million compared to EUR 23 091 million in 2011. The decrease was primarily due to declining devices sales volumes, both within Smart Devices and Mobile Phones, as well as lower ASP in Mobile Phones, partially offset by a higher ASP in Smart Devices.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2012 and 2011.

	Year Ended December 31, 2012	Change 2011 to 2012	Year Ended December 31, 2011
	(EUR millions, except percentage data)
Europe	4 498	(34%)	6 857
Middle East & Africa	2 712	(31%)	3 928
Greater China	1 519	(68%)	4 808
Asia-Pacific	3 655	(22%)	4 693
North America	532	22%	436
Latin America	2 236	(6%)	2 369

Total	15 152	(34%)	23 091

Gross Margin

Discontinued operations gross margin declined to 18.7% in 2012 compared to 25.1% in 2011. The decline was primarily due to a lower gross margin in Smart Devices, and to a lesser degree in Mobile Phones.

Operating Expenses

Discontinued operations operating expenses were approximately EUR 4 311 million in 2012, compared to approximately EUR 5 483 million in 2011. The decrease was primarily due to lower operating expenses in Smart Devices.

Operating Margin

Discontinued operations operating margin declined to negative 9.8% in 2012 compared to positive 1.4% in 2011. The decline was primarily due to lower net sales and a lower gross margin in both Smart Devices and Mobile Phones.

5B. Liquidity and Capital Resource

At December 31, 2013, our cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) decreased to EUR 8 971 million, compared with EUR 9 909 million at December 31, 2012, primarily due to the acquisition of Siemens AG’s stake in NSN, cash outflows related to restructuring and taxes, as well as capital expenditures. This was partially offset by the issuance of convertible bonds to Microsoft, and positive overall net cash from operating activities. At December 31, 2011, cash and other liquid assets totaled EUR 10 902 million.

At December 31, 2013, cash and cash equivalents (bank and cash and available-for-sale investments, cash equivalent) decreased to EUR 7 633 million, compared with EUR 8 952 million at December 31, 2012. We hold our cash and cash equivalents predominantly in euro. Cash and cash equivalents totaled EUR 9 236 million at December 31, 2011.

Net cash from operating activities was EUR 72 million in 2013, compared with net cash used in operating activities of EUR 354 million in 2012 and net cash from operating activities of EUR 1 137 million in 2011. In 2013, net cash from operating activities increased primarily due to increase in profitability and other financial income and expenses, net and a decrease in income taxes paid. This was partially offset by an increase in working capital. In 2012, net cash from operating activities decreased to net cash used in operating activities primarily due to a decrease in profitability and cash outflows relating to restructuring. Net cash used in investing activities was EUR 691 million in 2013, compared with EUR 562 million net cash from investing activities in 2012 and EUR 1 499 million in 2011. No net cash from acquisitions of businesses, net of acquired cash, was recorded in 2013, compared to net cash from acquisitions of businesses, net of acquired cash, of EUR 13 million in 2012 and EUR 817 million net cash used in 2011. Cash flow from investing activities in 2013 included purchases of current available-for-sale investments, liquid assets of EUR 1 021 million, compared with EUR 1 668 million in 2012 and EUR 3 676 million in 2011. In 2013, net cash used in investing activities did not include purchase of investments at fair value through profit and loss, liquid assets, compared with EUR 40 million in 2012.

Capital expenditures for 2013 were EUR 407 million, compared with EUR 461 million in 2012 and EUR 597 million in 2011. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets.

Proceeds from maturities and sale of current available-for-sale investments, liquid assets, decreased to EUR 586 million, compared with EUR 2 355 million in 2012 and EUR 6 090 million in 2011. Net cash used in financing activities increased to EUR 477 million in 2013, compared with EUR 465 million in 2012, due to EUR 1 707 million used to purchase the shares in NSN, EUR 2 291 proceeds from long-term borrowing and EUR 862 million repayment of long-term borrowings, EUR 128 million repayment of short-term borrowings and EUR 71 million payment of dividends. Net cash used in financing activities decreased to EUR 465 million in 2012, compared with EUR 1 099 million in 2011, primarily as a result EUR 743 million net proceeds from the issuance of a convertible bond and a decrease in dividend payments to EUR 755 million in 2012 from EUR 1 536 million in 2011 partly offset by an increase in repayments of long-term and short-term borrowings as well as no contributions from other shareholders compared to the EUR 500 million equity investment in Nokia Siemens Networks by Siemens in 2011. Dividends paid decreased to EUR 71 million in 2013, compared with EUR 755 million in 2012 and EUR 1 536 million in 2011.

At December 31, 2013, we had EUR 3 286 million in long-term interest-bearing liabilities and EUR 3 376 million in short-term borrowings, offset by EUR 8 971 million in cash and other liquid assets, resulting in a net liquid assets balance of EUR 2 309 million, compared with EUR 4 360 million at the end of 2012 and EUR 5 581 million at the end of 2011. The decrease in net liquid assets in 2013 was primarily due to acquisition of Siemens AG’s stake in NSN, cash outflows relating to restructuring and cash outflows related to net financial expenses and taxes as well as capital expenditures. This was partially offset by positive overall net cash from operating activities, excluding cash outflows related to restructuring, net financial expenses and taxes, proceeds from sale of fixed assets and recording of the EUR 154 million equity component of the convertible bonds issued to Microsoft as shareholders’ equity. For further information regarding our long-term liabilities, see Note 35 to our consolidated financial statements included in Item 18 of this annual report. Our ratio of net interest-bearing debt, defined as short-term and long-term debt less cash and other liquid assets, to equity, defined as capital and reserves attributable to equity holders of the parent and non-controlling interests, was negative 35%, negative 47% and negative 40% at December 31, 2013, 2012 and 2011, respectively.

We have EUR 3 376 million of interest-bearing liabilities maturing in 2014. EUR 1 750 million was repaid in February 2014 and EUR 1 500 million nominal value convertible bonds issued to Microsoft were netted against the deal proceeds at closing of the transaction on April 25, 2014. We may incur additional indebtedness from time to time as required to finance acquisitions and working capital needs, or to pre-finance future debt maturities. In 2013, we obtained EUR 1 200 bridge financing and EUR 500 million vendor loan financing for the financing of the acquisition of Siemens AG’s stake in NSN. Further, we issued convertible bonds with a nominal value of EUR 1 500 million to Microsoft. Net proceeds were used to partially refinance the bridge facility and vendor loan financing related to the acquisition of Siemens AG’s stake in NSN and for general corporate purposes. The convertible bonds carry coupons of 1.125%, 2.5% and 3.625% and have maturity dates in September 2018, 2019 and 2020. The bonds are convertible to our shares with initial conversion prices of EUR 3.9338, 4.0851 and 4.2364 per share, respectively. The conversion prices are subject to adjustment according to customary anti-dilution provisions.

In 2013, Nokia Networks issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020. The net proceeds, EUR 779 million, from the bond issuance were used to prepay EUR 600 million bank term loan and EUR 50 million of EIB R&D loan in March 2013 and the remaining proceeds are to be used for general corporate purposes. The notes include covenants restricting, among other things, Networks’ ability to incur or guarantee additional debt, pay dividends, buy back equity and make investments in minority interests, create or incur certain liens and engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions.

In 2012, we issued a convertible bond with a nominal value of EUR 750 million. The convertible bond carries a coupon of 5% and has a maturity date in October 2017. It is convertible to our shares with an initial conversion price of EUR 2.6116 per share. The conversion price is subject to adjustments according to customary anti-dilution provisions. In 2011 we did not raise material new long-term debt.

At December 31, 2013, we had a USD 4 000 million US Commercial Paper program, a USD 4 000 million Euro Commercial Paper program, a domestic Finnish commercial paper program totaling EUR 750 million, a EUR 5 000 million Euro Medium-Term Note program, and a shelf registration statement for an indeterminate amount of debt securities on file with the US Securities and Exchange Commission. At December 31, 2013, we also had an undrawn committed credit facility of EUR 1 500 million maturing in 2016. The credit facility has no financial covenants.

In December 2011, Nokia Networks entered into a EUR 1 255 million committed forward starting credit facility effective from the forward start date of June 1, 2012. By April 2012 the committed facility had been increased to EUR 1 500 million. The facility replaced the EUR 2 000 million revolving credit facility from 2009 that matured in June 2012. The EUR 1 500 million committed facility was comprised of two equal parts, a EUR 750 million revolving credit facility maturing in June 2015 and a EUR 750 million term loan maturing in June 2013. In December 2012, EUR 150 million of the term loan was repaid and the maturity of the remaining EUR 600 million term loan was extended to March 2014. The forward starting credit facility is used for general corporate purposes and includes financial covenants relating to financial leverage and interest coverage of Networks. At December 31, 2012, all financial covenants were satisfied.

At December 31, 2013, Networks had EUR 88 million in Finnish pension loans outstanding with final maturity in 2015, EUR 50 million loan outstanding from the European Investment Bank (EIB) with final maturity in 2015 and EUR 20 million loan outstanding from the Nordic Investment Bank (NIB) with final maturity in 2015. The proceeds of the EIB and NIB loans are being used to finance the investments in research and development in radio access network technology for mobile communication systems. The loans include similar financial covenants as the forward starting credit facility. At December 31, 2013, all financial covenants were satisfied. In March 2013, Networks prepaid the EUR 600 million term loan under the forward starting credit facility. At December 31, 2013, the revolving credit facility of EUR 750 million remains undrawn under the forward starting credit facility.

Networks had a domestic Finnish commercial paper program totaling EUR 500 million of which EUR 25 million was outstanding at December 31, 2013.

We have historically maintained a high level of liquid assets. Management estimates that the cash and other liquid assets level of EUR 8 971 million at the end of 2013, together with our available credit facilities, cash flow from operations, funds available from long-term and short-term debt financings, as well as the proceeds of future equity or convertible bond offerings, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development, acquisitions and debt service requirements at least through 2014.

We believe that we will continue to be able to access the capital markets on terms and in amounts that will be satisfactory to us, and that we will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary to support our business and to engage in hedging transactions on commercially acceptable terms.

We primarily invest in research and development. Over the past few years we have also invested in services and software by acquiring certain companies with specific technology assets and expertise. In 2013, capital expenditures, excluding acquisitions, totaled EUR 407 million, compared with EUR 461 million in 2012 and EUR 597 million in 2011. The decrease in 2013 resulted primarily from site consolidation and increased efficiency. Principal capital expenditures during the three years included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software-related intangible assets. During 2014, we currently expect the amount of capital expenditure from continuing operations, excluding acquisitions, to be approximately EUR 200 million, primarily attributable to Networks, and to be funded from our cash flow from operations. The reduction in the estimated capital expenditures (excluding acquisitions) during 2014, compared to the previous years is primarily attributable to the effect of the Sale of the D&S Business.

Planned EUR 5 billion capital structure optimization program

As announced on April 29, 2014, as a result of the closing of the Sale of the D&S Business, Nokia’s financial position and earnings profile have both improved significantly. Furthermore, Nokia’s Board of

Directors has conducted a thorough analysis of Nokia’s potential capital structure requirements. Based on this analysis, the Nokia Board is confident that Nokia has the financial strength and flexibility to sustain the long-term investments necessary to ensure industry leadership in the future.

In addition, to improve the efficiency of Nokia’s capital structure, the Nokia Board announced plans for a EUR 5 billion capital structure optimization program which focuses on recommencing ordinary dividends, distributing deemed excess capital to shareholders, and reducing interest bearing debt. The plan consists of EUR 3 billion of total cash returns to shareholders through dividends and share repurchases and EUR 2 billion of debt reduction, over the next two years. This comprehensive program consists of the following components:

•	Recommencement of ordinary dividend payments, with at least EUR 800 million of ordinary dividends in total planned for 2013 and 2014, as follows:

•	An ordinary dividend for 2013 of EUR 0.11 per share (approximately EUR 400 million), subject to shareholder approval in 2014; and

•	A planned ordinary dividend for 2014 of at least EUR 0.11 per share (at least approximately EUR 400 million), subject to shareholder approval in 2015;

•	A special dividend of EUR 0.26 per share, subject to shareholder approval in 2014 (approximately EUR 1 billion);

•	A EUR 1.25 billion share repurchase program, subject to the authorization to the Board by the shareholders in 2014; and

•	Debt reduction of approximately EUR 2 billion by the end of the second quarter 2016.

As part of the overall capital structure optimization program, Nokia Board of Directors proposes to the Annual General Meeting, scheduled to take place on June 17, 2014 (Annual General Meeting 2014), the recommencement of ordinary dividend payments to shareholders. The Nokia Board proposes to the Annual General Meeting 2014 that a dividend of EUR 0.11 per share be paid with respect to the year 2013, which equals approximately half of Nokia’s earnings from continuing operations in 2013, excluding special items and purchase price accounting related items. This ordinary dividend for 2013 is expected to be paid on or about July 3, 2014.

Furthermore, the Nokia Board plans to propose an ordinary dividend of at least EUR 0.11 per share with respect to the year 2014 to the Annual General Meeting convening in spring 2015.

The Nokia Board of Directors proposes to the Annual General Meeting 2014 a special dividend of EUR 0.26 per share (approximately EUR 1 billion). The special dividend is expected to be paid on or about July 3, 2014.

The Nokia Board also proposes a share repurchase authorization to facilitate the EUR 1.25 billion of planned share repurchases over two years. The Nokia Board proposes that the Annual General Meeting 2014 authorize the Board to resolve to repurchase a maximum of 370 million Nokia shares, which corresponds to less than 10% of Nokia shares outstanding. The term of the repurchase authorization is for the maximum of 18 months under Finnish regulations, and is expected to be re-proposed by the Nokia Board at the Annual General Meeting 2015. The shares are expected to be cancelled. The shares may be repurchased in the open market, in privately negotiated transactions, through the use of derivative instruments, or through a tender offer made to all shareholders on equal terms. The share repurchase authorization would be effective until December 17, 2015 and terminate the current authorization granted by the Annual General Meeting on May 7, 2013. The Nokia Board plans to commence the repurchases following the publication of the Company’s interim report for the second quarter of 2014.

In addition, Nokia plans to reduce interest bearing debt by approximately EUR 2 billion by the end of the second quarter 2016. Once complete, the debt reduction is expected to result in annual run rate savings of at least EUR 100 million related to recurring interest costs. Furthermore, lowering our gross debt level is aligned with our target to return to being an investment grade company. Nokia intends to reduce interest bearing debt by utilizing applicable maturity dates, call dates, or other terms allowing early redemption or retirement of debt or by making offers to repurchase debt in the open market.

See Item 3A. “Selected Financial Data—Distribution of Earnings for certain additional information”.

Structured Finance

Structured finance includes customer financing and other third-party financing. Network operators in some markets sometimes require their suppliers, including us, to arrange, facilitate or provide long-term financing as a condition to obtain infrastructure projects. Credit markets in general have been tight since 2009. Requests for customer financing and especially extended payment terms have remained at a reasonably high level.

However, during 2013, the amount of financing provided directly to our customers continued to decrease. We do not currently intend to significantly increase financing directly to our customers, which may have an adverse effect on our ability to compete successfully for their business. Rather, as a strategic market requirement, we plan to continue to arrange and facilitate financing, typically supported by export credit or guarantee agencies, and provide extended payment terms to a number of customers. Extended payment terms may continue to result in a material aggregate amount of trade credits, but the associated risk is mitigated by the fact that the portfolio relates to a variety of customers.

The following table sets forth our total customer financing, outstanding and committed, for the years indicated.

Customer Finance

	At December 31,
	2013	2012	2011
	(EUR millions)
Financing commitments	25	34	86
Outstanding long-term loans (net of allowances and write-offs)	10	39	60
Current portion of outstanding long-term loans (net of allowances and write-offs)	29	35	54
Outstanding financial guarantees and securities pledged	—	—	—

Total	64	108	200

In 2013, our total customer financing, outstanding and committed, decreased to EUR 64 million from EUR 108 million in 2012 and primarily consisted of outstanding short-term and long-term loans to network operators.

In 2012, our total customer financing, outstanding and committed, decreased to EUR 108 million from EUR 200 million in 2011 and primarily consisted of outstanding long-term loans to network operators.

See Note 34(b) to our consolidated financial statements included in Item 18 of this annual report for further information relating to our committed and outstanding customer financing.

We continue to make arrangements with financial institutions and investors to sell credit risk we have incurred from the commitments and outstanding loans we have made. Should the demand for customer finance increase in the future, we intend to continue mitigation of our total structured financing exposure, market conditions permitting.

We expect our structured financing commitments to be financed mainly through the capital markets as well as through cash flow from operations.

The structured financing commitments are available under loan facilities mainly negotiated with customers of Networks. Availability of the amounts is dependent upon the borrowers’ continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facilities. The customer loans are available to fund capital expenditure relating to the purchase of network infrastructure equipment and services from Networks.

The following table sets forth the amounts of our contingent commitments for the periods indicated as at December 31, 2013. The amounts represent the maximum principal amount of commitments.

Contingent Commitments Expiration Per Period

	2014	2015-2016	2017-2018	Thereafter	Total
		(EUR millions)
Guarantees of Nokia’s performance	83	297	55	27	463

Guarantees of Nokia’s performance consist of EUR 463 million of guarantees that are provided to certain Networks customers in the form of bank guarantees, or corporate guarantees issued by Networks Group entity. These instruments entitle the customer to claim payment as compensation for non-performance by Networks of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either on demand, or is subject to verification of non-performance.

Financial guarantees and securities pledged that we may give on behalf of customers represent guarantees relating to payment by certain Networks customers and other third parties under specified loan facilities between such a customer or other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer or other third party.

See Note 29 to our consolidated financial statements included in Item 18 of this annual report for further information regarding commitments and contingencies.

5C. Research and Development, Patents and Licenses

Success in the mobile communications industry requires continuous introduction of new products and services and their combinations based on the latest available technology. Consequently, we have made substantial research and development (“R&D”) investments in each of the last three years. Our consolidated R&D expenses for 2013 were EUR 3 748 million, decrease of 21% from EUR 4 739 million in 2012. The decrease in R&D expenses was due to decreased R&D expenses in all businesses. R&D expenses in 2011 were EUR 5 546 million. These expenses represented 16.0%, 15.5% and 14.2% of Nokia net sales in 2013, 2012 and 2011, respectively. For continuing operations, the R&D expenses were EUR 2 619 million in 2013, EUR 3 081 million in 2012 and EUR 3 334 million in 2011. For continuing operations, these expenses represented 20.6%, 20.0% and 20.9% of continuing operations net sales for 2013, 2012 and 2011, respectively. In 2013, Networks R&D expenses included EUR 20 million of purchase price accounting related items compared to EUR 20 million in 2012. In 2011, Networks R&D expenses included EUR 61 million of purchase price accounting related items. In 2013, HERE R&D expenses included EUR 168 million of purchase price accounting related items compared to EUR 355 million in 2012. In 2011, R&D expenses in HERE included EUR 343 million of purchase price accounting related items.

At December 31, 2013, we employed 20 868 people in R&D, representing approximately 38% of our total workforce, and had a strong global research and development presence, including countries such as China, Finland, Germany, Hungary, India, Poland and the United States. R&D expenses of Networks as a percentage of its net sales were 16.2% in 2013 compared with 14.8% in 2012 and 15.6% in 2011. HERE R&D expenses represented 70.9% of its net sales in 2013, compared with 80.1% of its net sales in 2012 and 87.8% in 2011. In the case of Technologies, R&D expenses represented 27.8%, 28.3% and 22.6% of its net sales in 2013, 2012 and 2011, respectively.

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

5F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations for Nokia continuing operations for the periods indicated as at December 31, 2013.

Contractual Obligations Payments Due by Period

	2014	2015-2016	2017-2018	Thereafter	Total
	(EUR millions)
Long-term liabilities	3 192	134	1 131	2 090	6 547
Operating leases	139	164	96	151	550
Purchase obligations	597	174	1	—	772

Total	3 928	472	1 228	2 241	7 869

Benefit payments related to the underfunded defined benefit plans are not expected to be material in any given period in the future. Therefore, these amounts have not been included in the table above for any of the years presented.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As announced by Nokia on April 29, 2014, the Nokia Leadership Team is renamed the Nokia Group Leadership Team effective as from May 1, 2014. We generally use the term “Nokia Leadership Team” when discussing the management and compensation in 2013 and, where applicable, use the name “Nokia Group Leadership Team” in other connections The terms “Nokia Leadership Team” and “Nokia Group Leadership Team” may be used interchangeably in this annual report.

6A. Directors and Senior Management

Pursuant to the provisions of the Finnish Limited Liability Companies Act and Nokia’s Articles of Association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board of Directors (the “Board”), the President and Chief Executive Officer (CEO) and the Nokia Group Leadership Team (previously, until May 1, 2014 Nokia Leadership Team), chaired by the President and CEO.

On September 3, 2013, Nokia announced changes to its leadership as a result of the proposed Sale of the D&S Business. These changes were designed to provide an appropriate corporate governance structure during the interim period following the announcement. As Stephen Elop was agreed to transfer to Microsoft upon closing of the transaction, he left his position as President and CEO effective September 3, 2013 in order to avoid the perception of any potential conflict of interest, and continued to lead the Devices & Services business as Executive Vice President, Devices & Services. For the same reason, Mr. Elop also resigned from the Nokia Board of Directors on September 3, 2013. On the same day, Risto Siilasmaa assumed the role of interim CEO role of Nokia while continuing to serve in his role as Chairman of the Nokia Board of Directors, and Timo Ihamuotila assumed the role of interim President and Chairman of the Nokia Leadership Team while also continuing to serve as Chief Financial Officer.

On April 29, 2014, Nokia announced its new strategy and consequently, changes to its leadership. Nokia Board appointed, effective as from May 1, 2014 Rajeev Suri the President and Chief Executive Officer of Nokia. His rights and responsibilities include those allotted to the President under Finnish law and he also chairs the Nokia Group Leadership Team.

Board of Directors

The members of the Board of Directors were elected at the Annual General Meeting on May 7, 2013, based on the proposal of the Board’s Corporate Governance and Nomination Committee. On the same date, the Chairman and Vice Chairman, as well as the Chairmen and members of the committees of the Board, were elected from among the Board members and among the independent directors of the Board, respectively. The Committee composition and the Committee Chairman of the Corporate Governance & Nomination Committee were further changed effective from September 3, 2013 as a result of the interim governance arrangements related to the proposed Sale of the D&S Business.

The members of the Board of Directors are elected on an annual basis for a one-year term ending at the close of the next Annual General Meeting. The election is made by a simple majority of the shareholders’ votes cast at the Annual General Meeting.

The current members of the Board of Directors and its committees are set forth below.

Chairman Risto Siilasmaa, b. 1966	Chairman of the Board of Directors of Nokia Corporation. Interim CEO from September 3, 2013 until May 1, 2014. Board member since 2008. Chairman since 2012. Chairman of the Corporate Governance and Nomination Committee until September 3, 2013.

Master of Science (Eng.) (Helsinki University of Technology).

President and CEO of F-Secure Corporation 1988-2006.

Chairman of the Board of Directors of F-Secure Corporation. Member of the Board of Directors of Mendor Ltd. Vice Chairman of the Board of Directors of The Federation of Finnish Technology Industries. Member of the Board of Directors of The Confederation of Finnish Industries (EK). Member of the European Roundtable of Industrialists, ERT. Member of the Tsinghua SEM Advisory Board. Member of the International Business Leaders Advisory Council for the Mayor of Beijing.

Chairman of the Board of Directors of Elisa Corporation 2008-2012.

Vice Chairman Jouko Karvinen, b. 1957	CEO of Stora Enso Oyj. Board member since 2011. Vice Chairman since 2013. Chairman of the Audit Committee. Chairman of the Corporate Governance and Nomination Committee since September 3, 2013.

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

Bruce Brown, b. 1958	Officer on Special Assignment at The Procter & Gamble Company. Board member since 2012. Member of the Personnel Committee.

M.B.A. (Marketing and Finance) (Xavier University). B.S. (Chemical Engineering) (Polytechnic Institute of New York University).

Chief Technology Officer of The Procter & Gamble Company until February 1, 2014. Various executive and managerial positions in Baby Care, Feminine Care, and Beauty Care units of The Procter & Gamble Company since 1980 in the United States, Germany and Japan.

Member of the Board of Directors of Agency for Science, Technology & Research (A*STAR). Strategy Adviser in US National Innovation. Member of the Board of Trustees of Xavier University. Chairman of the Advisory Board of MDVIP. Member of the Board of the University of Cincinnati Research Institute.

Elizabeth Doherty, b. 1957	Independent director. Board member since May 7, 2013. Member of the Audit Committee.

Bachelor of Science (University of Manchester). FCMA (Fellow of the Chartered Institute of Management Accountants).

Chief Financial Officer and Executive Director of Reckitt Benckiser Group plc 2011-2013. Chief Financial Officer and Executive Director of Brambles Industries Ltd 2007-2009. Group International Finance Director of Tesco plc 2001-2007.

Various executive and managerial positions within Unilever plc 1979-2001 including Senior Vice President Finance, Central and Eastern Europe; Commercial Director, Unilever Thai Holdings Ltd; Commercial Director, Frigo España SA; Supply Chain Manager, Mattessons Walls Ltd; and Internal Audit Manager.

Member of the Board of Directors of Dunelm Group Plc. Member of the Board of Directors of Delhaize SA.

Member of the Audit Committee and Board of Directors of SAB Miller plc 2004-2011.

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

Helge Lund, b. 1962	President and CEO of Statoil ASA. Board member since 2011. Member of the Personnel Committee. Member of the Corporate Governance and Nomination Committee

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

Mårten Mickos, b. 1962	Chief Executive Officer of Eucalyptus Systems, Inc. Board member since 2012.

Master of Science (Eng.) (Helsinki University of Technology).

Senior Vice President, Database Group, Sun Microsystems 2008-2009. CEO, MySQL AB 2001-2008. Chairman, Vexillum Ab 2000-2001. CEO, MatchON Sports Ltd. 1999-2000. CEO, Intellitel Communications Ltd. 1997-1999.

Elizabeth Nelson, b. 1960	Independent Corporate Advisor. Board member since 2012. Member of the Audit Committee.

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

Member of the Board of Directors of Pandora Media. Member of the Board of Directors of Brightcove Inc.

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

Chairman of the Board of Directors of Alma Media Corporation 2005-2011. Member of the Board of Directors of Aspo Plc. 2009.

At the Annual General Meeting on May 7, 2013, Stephen Elop, then President and CEO, was elected as a member of the Board of Directors. Mr. Elop resigned from the Board of Directors effective as of September 3, 2013.

Proposal of the Corporate Governance and Nomination Committee for Composition of the Board of Directors in 2014

On April 29, 2014, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on June 17, 2014 regarding the composition of the Board of Directors for a one-year term from the Annual General Meeting 2014 until the close of the Annual General Meeting 2015. The Committee will propose that the number of Board members be nine (9)

and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term until the close of the Annual General Meeting 2015: Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh.

In addition, the Committee proposes that Vivek Badrinath, Deputy CEO of Accor, and Dennis Strigl, retired CEO of Verizon Wireless and Author and Consultant, be elected as members of the Nokia Board of Directors for the same term until the close of the Annual General Meeting 2015.

The Committee’s aim is continually to renew the Board to ensure an efficient Board of international professionals with a diverse mix of skills and experience. The Committee considers potential director candidates based on the short-term and long-term needs of Nokia and of the Board and may engage search firms or advisors to identify director candidates. According to Nokia’s Articles of Association, the Board consists of a minimum of seven and a maximum of 12 directors. Based on past experience and the current business situation at Nokia, the Committee regards nine as an appropriate number of directors for the needed diversity in experience and skills to perform the Board’s work effectively.

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

On April 29, 2014, the Corporate Governance and Nomination Committee announced that it will propose in the assembly meeting of the new Board of Directors after the Annual General Meeting on June 17, 2014 that Risto Siilasmaa be elected as Chairman of the Board and Jouko Karvinen as Vice Chairman of the Board.

Nokia Group Leadership Team

According to our Articles of Association, the Nokia Group Leadership Team is responsible for the operative management of the Company. The Chairman and members of the Nokia Group Leadership Team are appointed by the Board of Directors. Only the Chairman of the Nokia Group Leadership Team, the President and CEO, can be a member of both the Board of Directors and the Nokia Group Leadership Team.

During 2013 and subsequently, the following changes took place in the Nokia Leadership Team:

•

Stephen Elop stepped aside as President and CEO while continuing as a member of the Nokia Leadership Team as Executive Vice President, Devices & Services, effective as of September 3, 2013. He stepped down from the Nokia Leadership Team effective as of April 25, 2014 due to transferring to Microsoft in connection with the Sale of the D&S Business.

•

Timo Ihamuotila served as interim President from September 3, 2013 until May 1, 2014 while also continuing to serve as Chief Financial Officer. During this interim time Mr. Ihamuotila also chaired the Nokia Leadership Team.

•	Marko Ahtisaari, formerly Executive Vice President, Design, stepped down from the Nokia Leadership Team effective as of November 1, 2013 and continues in transitional role until May 31, 2014.

•

Jo Harlow, formerly Executive Vice President, Smart Devices, stepped down from the Nokia Leadership Team effective as of April 25, 2014 due to transferring to Microsoft in connection with the Sale of the D&S Business.

•

Juha Putkiranta, formerly Executive Vice President, Operations, stepped down from the Nokia Leadership Team effective as of April 25, 2014 due to transferring to Microsoft in connection with the Sale of the D&S Business.

•

Timo Toikkanen, formerly Executive Vice President, Mobile Phones, stepped down from the Nokia Leadership Team effective as of April 25, 2014 due to transferring to Microsoft in connection with the Sale of the D&S Business.

•

Chris Weber, formerly Executive Vice President, Sales and Marketing, stepped down from the Nokia Leadership Team effective as of April 25, 2014 due to transferring to Microsoft in connection with the Sale of the D&S Business.

•

Louise Pentland, formerly Executive Vice President, Chief Legal Officer stepped down from the Nokia Leadership Team effective as of May 1, 2014 and continues to serve Nokia in an advisory role during a transition period.

•

Juha Äkräs, formerly Executive Vice President, Human Resources stepped down from the Nokia Leadership Team effective as of May 1, 2014 and continues to serve Nokia in an advisory role during a transition period.

•

Kai Öistämö, formerly Executive Vice President, Corporate Development stepped down from the Nokia Leadership Team effective as of May 1, 2014 and continues to serve Nokia in an advisory role during a transition period.

•	Rajeev Suri was appointed the President and CEO of Nokia Corporation and Chairman of Nokia Group Leadership Team as from May 1, 2014.

•	Samih Elhagen was appointed Executive Vice President and Chief Financial and Operating Officer of Networks and member of Nokia Group Leadership Team as from May 1, 2014.

The members of the Nokia Group Leadership Team, effective as from May 1, 2014, are set forth below.

Rajeev Suri, b. 1967	President and Chief Executive Officer of Nokia. Nokia Group Leadership Team member and Chairman since 2014. Joined Nokia 1995.

Bachelor of Engineering in Electronics and Telecommunications, Manipal Institute of Technology, Mangalore University, Karnataka, India.

CEO, NSN 2009-2014. Head of Services, NSN, 2007-2009. Head of Asia Pacific, NSN, 2007. Senior Vice President Nokia Networks Asia Pacific, 2005-2007. Vice President, Hutchison Customer Business Team, Nokia Networks, 2004-2005. General Manager, Business Development, Nokia Networks Asia Pacific, 2003. Sales Director—BT, O2 and Hutchison Global Customers, Nokia Networks, 2002. Director, Technology and Applications, BT Global Customer, Nokia Networks, 2000-2001. Head of Global Competitive Intelligence, Nokia Networks, 1999-2000. Head of Product Competence Center, Nokia Networks South Asia, 1997-1999. System Marketing Manager, Cellular Transmission, Nokia Networks India, 1995-1997. Head of Group Procurement, imports and special projects, Churchgate Group, Nigeria, 1993-1995. National Account Manager—Transmission / Manager—Strategic Planning, ICL India (ICIM), 1990-1993. Production Engineer, Calcom Electronics, 1989.

Samih Elhage, b. 1961	Executive Vice President and Chief Financial and Operating Officer of Networks. Nokia Group Leadership Team member since 2014. Joined NSN in 2012.

Bachelor of Electrical Engineering (telecommunications), University of Ottawa, Canada. Bachelor of Economics, University of Ottawa, Canada. Master of Electrical Engineering (telecommunications), École Polytechnique de Montréal, Canada.

Chief Financial Officer, NSN, 2013-2014. Chief Operating Officer, NSN, 2012. Senior Advisor, leading private equity and global management consulting firms, 2011-2012. President, Carrier Voice over IP and Applications Solutions (CVAS) division, Nortel, 2008-2010. Leadership positions in Operations, Business Transformation, Broadband Networks, Optical Networks, and Core Data Networks, Nortel, 1998–2008. Multiple leadership and management roles related to Network Development at Bell Canada, 1990–1998.

Michael Halbherr, b. 1964	CEO of HERE. Nokia Group Leadership Team member since 2011. Joined Nokia 2006.

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

Timo Ihamuotila, b. 1966	Group Chief Financial Officer. Interim President from September 3, 2013 until May 1, 2014. Nokia Group Leadership Team member since 2007. With Nokia 1993-1996, rejoined 1999.

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

Member of the Board of Directors of Central Chamber of Commerce of Finland.

Henry Tirri, b. 1956	Executive Vice President and acting Head of Technologies. Nokia Group Leadership Team member since 2011. Joined Nokia 2004.

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

6B. Compensation

The following section explains our compensation policies and details for both cash- and equity-based compensation as it relates to the Board of Directors and the Nokia Leadership Team which includes the six named executive officers.

Board of Directors

The table below outlines the annual compensation of the members of the Board of Directors for services on the Board and its committees, as resolved at the respective Annual General Meetings in 2013, 2012 and 2011.

Position	2013 (EUR)		2012 (EUR)		2011 (EUR)
Chairman	440 000		440 000		440 000
Vice Chairman	150 000		150 000		150 000
Member	130 000		130 000		130 000
Chairman of Audit Committee	25 000		25 000		25 000
Member of Audit Committee	10 000		10 000		10 000
Chairman of Personnel Committee	25 000		25 000		25 000

Total	1 570 000	(1)(2)	1 700 000	(1)	1 700 000	(1)

(1)	Stephen Elop stepped down from his position as President and CEO and resigned from the Board of Directors effective September 3, 2013. He did not receive compensation for his service as a member of the Board.
(2)	The changes in the aggregate Board compensation year on year are due to changes in the number of Board members. The compensation paid for services rendered remained the same.

It is Nokia’s policy that directors’ compensation consists only of an annual fee and no additional fees are paid for meeting attendance. Approximately 40% of the director compensation is paid in the form of Nokia shares that are purchased from the market or alternatively by using own shares held by the Company. The remaining compensation is paid in cash, which is typically used to cover taxes arising from the compensation. The current policy is that directors are expected to retain all Nokia shares received as compensation until the end of their Board membership (except for those shares needed to offset any costs relating to the acquisition of the shares). Non-executive directors do not participate in any of Nokia’s equity programs or receive any other form of variable compensation for their duties as

Board members. Finally, the President and CEO does not receive compensation for his services as a Board member. The former President and CEO, Stephen Elop, who stepped down from his position as President and CEO and resigned from the Board of Directors effective September 3, 2013, did not receive compensation for his services as a Board member in 2013, 2012 and 2011. The total compensation of the former President and CEO is described below in “—Executive Compensation—Actual Executive Compensation for 2013—Summary Compensation Table 2013”.

The compensation of the Board of Directors is resolved annually by our shareholders at our Annual General Meeting. It is resolved by a majority vote of the shareholders represented at the meeting, upon the proposal of the Corporate Governance and Nomination Committee of the Board of Directors. The compensation is set as of the date of the Annual General Meeting until the close of the next Annual General Meeting.

When preparing the proposal for Board compensation for shareholders’ approval at the Annual General Meeting, it is the policy of the Corporate Governance and Nomination Committee to review and compare total compensation levels and their criteria paid at other global peer companies with net sales and complexity of business comparable to that of Nokia. The Corporate Governance and Nomination Committee’s aim is to ensure that Nokia has an effective Board of international professionals representing a diverse mix of skills and experience. A competitive Board compensation contributes to the achievement of this target.

Compensation of the Board of Directors in 2013

For the year ended December 31, 2013, the aggregate amount of compensation paid to the members of the Board of Directors for their services as members of the Board and its committees was EUR 1 570 000.

The following table outlines the total annual compensation paid to the members of the Board of Directors in 2013, as resolved by shareholders at the Annual General Meeting on May 7, 2013. For more details on Nokia shares held by the members of the Board of Directors, please see Item 6E. “Share Ownership”.

	Year	Compen- sation Earned or Paid in Cash (EUR)(1)	Total (EUR)
Risto Siilasmaa, Chairman(2)	2013	440 000	440 000
Jouko Karvinen, Vice Chairman as of May 7, 2013(3)	2013	175 000	175 000
Marjorie Scardino, Vice Chairman until May 7, 2013(4)	2013	—	—
Bruce Brown	2013	130 000	130 000
Elizabeth Doherty(5)	2013	140 000	140 000
Stephen Elop, Board Member until September 3, 2013(6)	2013	—	—
Henning Kagermann(7)	2013	155 000	155 000
Helge Lund	2013	130 000	130 000
Isabel Marey-Semper, Board member until May 7, 2013(4)	2013	—	—
Mårten Mickos	2013	130 000	130 000
Elizabeth Nelson(8)	2013	140 000	140 000
Kari Stadigh	2013	130 000	130 000
Total		1 570 000	1 570 000

(1)	Approximately 40% of each Board member’s annual compensation is paid in Nokia shares purchased from the market and the remaining approximately 60% is paid in cash. The members of the Board do not participate in any of Nokia’s equity programs or receive any other form of variable compensation for their duties as Board members.
(2)	Represents compensation paid to Risto Siilasmaa for services as the Chairman of the Board. This table does not include compensation paid to Mr. Siilasmaa for his services as the interim CEO. For the compensation paid for his services as the interim CEO, see “—Executive Compensation—Actual Executive Compensation for 2013—Summary Compensation Table 2013” below.
(3)	Represents compensation paid to Jouko Karvinen, consisting of EUR 150 000 for service as Vice Chairman of the Board and EUR 25 000 for services as the Chairman of the Audit Committee.
(4)	Marjorie Scardino and Isabel Marey-Semper served on the Board until the close of the Annual General Meeting in 2013. They were not paid any compensation during fiscal year 2013, but received their compensation for the term until the close of the Annual General Meeting in 2013 in fiscal year 2012. For their compensation in 2012, see Note 31 to our consolidated financial statements included in Item 18 of this annual report.
(5)	Represents compensation paid to Elizabeth Doherty, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.
(6)	Stephen Elop did not receive compensation for his services as a member of the Board. This table does not include compensation paid to Mr. Elop for his services as the President and CEO. For compensation paid for his service as the President and CEO, see “—Executive Compensation—Actual Executive Compensation for 2013—Summary Compensation Table 2013” below. Mr. Elop stepped down from his position as President and CEO and resigned from the Board of Directors effective September 3, 2013.
(7)	Represents compensation paid to Henning Kagermann, consisting of EUR 130 000 for services as a member of the Board and EUR 25 000 for service as the Chairman of the Personnel Committee.
(8)	Represents compensation paid to Elizabeth Nelson, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

Proposal by the Corporate Governance and Nomination Committee for Compensation to the Board of Directors in 2014

On April 28, 2014, the Corporate Governance and Nomination Committee of the Board announced its proposal to the Annual General Meeting convening on June 17, 2014 regarding the remuneration to the Board of Directors in 2014. The Committee will propose that the annual fee payable to the Board members elected at the same meeting for a term until the close of the Annual General Meeting in 2015, remain at the same level as it has been for the past six years and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000, and for each member of the Audit Committee an additional annual fee of EUR 10 000.

The guiding principle of the Committee’s proposal is to align the interests of the directors with those of the shareholders by remunerating directors primarily with Nokia shares that according to the current policy must be retained for the duration of the Board membership. Therefore, the Committee will propose that, as in the past, approximately 40 per cent of the remuneration be paid in Nokia shares purchased from the market or alternatively by using shares held by the company, which shares shall be retained until the end of a director’s Board membership in line with the Nokia current policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). The rest of the remuneration would be payable in cash, most of which is typically used to covering taxes arising out of the remuneration.

The Committee’s aim is to ensure that the Company has an efficient Board of international professionals representing a diverse mix of skills and experience. A competitive Board remuneration contributes to the achievement of this target.

In determining the proposed remuneration, it is the Committee’s policy to review and compare the total remuneration levels and their criteria paid in other global companies with net sales and complexity of business comparable to that of Nokia’s. It is the Company’s policy that the remuneration consists of an annual fee only, and that no fees for meeting attendance are paid. It is also the Company’s policy that a significant portion of director compensation will be paid in the form of Company shares purchased from the market or by using shares held by the company and that each Board member shall retain, in accordance with the current policy, all Nokia shares received as director compensation until the end of his or her Board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, it is the Company’s policy that non-executive members of the Board do not participate in any of the Company’s equity programs and do not receive stock options, performance shares, restricted shares or any other equity based or otherwise variable compensation for their duties as Board members.

Executive Compensation

The sections below describe our executive compensation philosophy, the design of our compensation programs and the factors considered during the decision-making process. One of the underlying principles of our compensation philosophy and our compensation program design is that a significant portion of an executive’s total compensation is tied to the company’s performance and be aligned with the value delivered to shareholders. Of the 2013 total compensation for Stephen Elop, the President and CEO until September 3, 2013, 88% of his compensation was tied to the company’s performance. The amount of compensation tied to the company’s performance for the other members of the Nokia Leadership Team for 2013 ranged from 71% to 80%. Our programs are designed so that this portion of compensation is earned and delivered only when results warrant. In 2013, we acquired the full ownership of Networks (previously called Nokia Solutions and Networks), and the three business continuing with Nokia after the Sale of D&S Business were profitable. However, we did not achieve all of our targets due to losses sustained in the Devices & Services business. As a result, some members of the Nokia Leadership Team did not realize significant elements of their total compensation in 2013. There were no payments under the vested Performance Share Plan to any Nokia Leadership Team members and some did not receive annual short-term variable incentive.

Executive Compensation Philosophy, Programs and Decision-Making Process

The basic principles of our executive compensation philosophy is to attract, retain and motivate talented executive officers globally with the right mix of skills and capabilities to drive Nokia’s success in an extremely complex and rapidly evolving mobile communications industry. To achieve this, we have developed an overall compensation framework that provides competitive base pay rates combined with short- and long-term incentives or compensation that are intended to result in a competitive total compensation package.

Our executive compensation programs are designed to support Nokia in the execution of the corporate strategy. Specifically, our programs are designed to:

•	incorporate specific performance measures that align directly with the execution of our strategy;

•	deliver an appropriate amount of performance-related variable compensation for the achievement of strategic goals and financial targets in both the short- and long-term;

•	appropriately balance rewards between Nokia’s and an individual’s performance; and

•

foster an ownership culture that promotes sustainability and long-term value creation and align the interests of the named executive officers with those of the shareholders through long-term equity-based incentives.

The competitiveness of Nokia’s executive compensation program is one of several key factors that the Personnel Committee of the Board considers in its determination of compensation for the Nokia Group Leadership Team, which includes the named executive officers. The Personnel Committee compares, on an annual basis, Nokia’s compensation practices, base salaries and total compensation, including short- and long-term incentives against those of other relevant companies with the same or similar revenue, size, global reach and complexity that we believe we compete against for executive talent. For 2013, the peer group included companies in high technology, telecommunications and Internet services industries, as well as companies from other industries that are headquartered in Europe and the United States. The peer group is determined by the Personnel Committee and reviewed for appropriateness from time to time as deemed necessary to keep abreast of changes in the business environment or industry.

The Personnel Committee retains and uses an external compensation consultant from Mercer Human Resources to obtain benchmark data and information on current market trends. The consultant works directly for the Personnel Committee and meets annually with the Personnel Committee, without management present, to provide an assessment of the competitiveness and appropriateness of Nokia’s executive compensation levels and programs. Management provides the consultant with information regarding Nokia’s compensation levels and programs in preparation for meeting with the Committee. The Committee has reviewed and established that the consultant of Mercer Human Resources that works for the Personnel Committee is independent of Nokia and does not have any other business relationships with Nokia.

The Personnel Committee reviews the Nokia Group Leadership Team’s compensation on an annual basis, and from time to time during the year when special needs arise. Without management present, the Personnel Committee evaluates the performance of the President and CEO against previously established goals and objectives, recommends corporate goals and objectives for the coming year and proposes to the Board the compensation level of the President and CEO. All compensation for the President and CEO, including long-term equity incentives, is approved by the Board and is confirmed by the independent members of the Board. Management’s role is to provide any information requested by the Personnel Committee to assist in their deliberations.

Upon the recommendation of the President and CEO, the Personnel Committee also approves all compensation, including long-term equity incentives and goals and objectives relevant to compensation for all members of the Nokia Group Leadership Team (other than the President and CEO) and other executive level direct reports to the President and CEO. Additionally, the Personnel Committee approves annual short-term incentive payments and reviews the results of performance evaluation of Nokia Group Leadership Team members (excluding the President and CEO) and other executive level direct reports to the President and CEO.

The Personnel Committee considers the following factors, among others, when determining the compensation of the Nokia Group Leadership Team or recommending the compensation of the President and CEO to the Board:

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

In 2011, Nokia’s management performed an internal risk assessment of Nokia’s compensation policies and practices for all its employees specifically to understand any potential risk factors that would be associated with the changes made to Nokia’s compensation programs in 2011 in alignment with our strategy. Management assessed such factors as Nokia’s proportion of fixed compensation in relation to variable compensation, the caps on incentive compensation that can be earned under our plans, performance metrics tied to the incentive programs and the time horizon over which variable compensation may be earned, as well as Nokia’s share ownership, severance and recoupment policies and our overall governance structure and practices. Based on the assessment, management concluded that there were no material risks arising from Nokia’s compensation programs, policies and practices or the changes implemented that are likely to have a material adverse effect on Nokia. The findings of the analysis were reported to the Personnel Committee. A similar assessment was not conducted in 2013 as the 2011 assessment considered changes in our programs that were being implemented in 2013. In 2014 a full risk assessment will be conducted based on Nokia’s new strategy.

Components of Executive Compensation

Our compensation program for Nokia Group Leadership Team members includes annual cash compensation in the form of a base salary and short-term variable cash incentives, as well as long-term equity-based incentives in the form of performance shares, stock options and restricted shares.

Annual Cash Compensation

Base salaries are targeted at globally competitive market levels. The Personnel Committee evaluates and weighs as a whole the appropriate base salary levels based on both our European and US peer companies.

Short-term cash incentives are an important element of our variable compensation programs and are tied directly to Nokia-level financial and strategic goals that are shared by the Nokia Group Leadership Team. The annual short-term variable cash incentive is expressed as a percentage of Nokia Group Leadership Team member’s annual base salary. These award and measurement criteria are presented in the table below.

Annual short-term variable incentives are normally determined for the Nokia Group Leadership Team based on their performance as a team. We began 2013 with a team scorecard made up of Nokia financial and strategic targets. As a result of the Sale of D&S Business to Microsoft, in the second half of 2013, the team scorecard was modified to include individual targets related to the Sale of D&S Business for some Nokia Leadership Team members. Some members of the Nokia Leadership Team also have an objective based on relative Total Shareholder Return. For 2013, the payment with respect to relative Total Shareholder Return is based on the Personnel Committee’s assessment of Nokia’s total shareholder return compared to key peer group companies that are selected by the Personnel Committee in the high technology, Internet services and telecommunications industries and relevant market indices over one, three and five year periods.

Annual short-term variable incentives, goals and underlying targets require the full Board’s approval for the President and CEO and the Personnel Committee’s approval for the other members of the Nokia Group Leadership Team.

The below table outlines the measurement criteria that were established for the President and CEO and members of the Nokia Leadership Team for the year 2013. The annual short-term incentive payout is based on performance relative to targets set for each measurement criteria listed in the table.

Short-Term Incentive as a % of Annual Base Salary in 2013

Position	Minimum Performance	Target Performance	Maximum Performance	Measurement Criteria
President and CEO	0%	125%	250%	Key financial targets(1) (including gross profit, OPEX and net cash flow); and
Nokia Leadership Team	0%	75%	150%

Strategic objectives(1) (including targets for performance of Nokia’s product and service portfolio); and Individual objectives (includes targets relating to the transition of the Devices & Services Business to Microsoft)

Certain Nokia Leadership Team members (in addition to above)	0%	25%	50%	Total Shareholder Return(2) (comparison made with key competitors in the high technology, telecommunications and Internet services industries over one-, three- and five-year periods)

(1)	One Nokia Leadership Team member’s incentive structure is also tied to specific sales and gross margin targets in addition to the key financial targets and strategic objectives.
(2)	Total Shareholder Return reflects the change in Nokia’s share price during an established time period, including the amount of dividends paid, divided by Nokia’s share price at the beginning of the period. The calculation is conducted in the same manner for each company in the peer group. Only some members of the Nokia Leadership Team are eligible for the additional Total Shareholder Return element.

Annual short-term variable incentive compensation under the Nokia short-term cash incentive program is paid once per year based on pre-determined Nokia performance criteria assessed as of December 31. To determine annual short-term variable incentive pay-out under the Nokia short-term cash incentive program, the Personnel Committee approved incentive goals are evaluated against pre-defined achievement criteria. The resulting scores are then calculated against each executive’s individual incentive target to ascertain an individual pay-out percent. The executive’s annual base salary is then multiplied by the pay-out percent to determine the pay-out amount. The achievement scores and individual pay-out percent and amount is presented to the Personnel Committee for approval. In the event the achievement criteria is not met, the actual short-term variable incentive awarded to the executive officer can be zero. The maximum payout is only possible with maximum performance on all measures.

For fiscal year 2013, the annual short-term incentive plan pay-out was in accordance with achievement against the incentive criteria. Other short-term variable incentive payments were made to Nokia Leadership Team members for specific achievements during the year.

For more information on the actual cash compensation paid in 2013 to our named executive officers, see “—Actual Executive Compensation for 2013—Summary Compensation Table 2013” below.

Long-Term Equity-Based Incentives

In 2013, long-term equity-based incentives in the form of performance shares, stock options and restricted shares were used to align the Nokia Leadership Team members’ interests with shareholders’ interests, reward for long-term financial performance and encourage retention, while also considering evolving regulatory requirements and recommendations and changing economic conditions. These awards were determined on the basis of the factors discussed above in “—Executive Compensation Philosophy, Programs and Decision-making Process”, including the comparison of a Nokia Leadership Team member’s overall compensation with that of other similarly-situated executives in the relevant market and the competitiveness of the executive’s compensation package in that market. In 2013, performance shares would have settled as Nokia shares if at least one of the pre-determined threshold performance levels, tied to Nokia’s financial performance, had been achieved by the end of the performance period. The value the executive would have received was dependent on Nokia’s share price. Stock options were granted with the purpose of creating value for the Nokia Leadership Team member, once vested, only if the Nokia share price at the time of vesting is higher than the exercise price of the stock option established at grant. This has also been intended to focus executives on share price appreciation, thus aligning the interests of the executives with those of shareholders. Restricted shares were used primarily for long-term retention purposes for executives deemed critical for the future success of Nokia, as well as to support attraction of promising external talent in a competitive environment in which Nokia competes, namely in the United States where restricted shares are commonly used. Any shares granted are subject to the share ownership guidelines as explained below. All equity-based incentives are generally forfeited if the executive leaves Nokia prior to their vesting.

Recoupment of certain equity gains

The Board of Directors has approved a policy allowing for the recoupment of equity gains realized by Nokia Group Leadership Team members under Nokia equity plans in case of a financial restatement caused by an act of fraud or intentional misconduct. This policy applies to equity grants made to Nokia Group Leadership Team members after January 1, 2010.

Information on the actual equity-based incentives granted to the members of our Nokia Group Leadership Team in 2013 is included in Item 6E. “Share Ownership”.

Share Ownership Guidelines for Executive Management

One of the main goals of our long-term equity-based incentive program is to focus executives on promoting the long-term value sustainability of the company and building value for shareholders on a long-term basis. In addition to granting equity, we encourage stock ownership by our top executives and have stock ownership commitment guidelines with minimum recommendations tied to annual base salaries. For the President and CEO, the recommended minimum investment in Nokia shares corresponds to three times his annual base salary and for members of the Nokia Group Leadership Team two times annual base salary. To meet this requirement, all members of the Nokia Group Leadership Team are expected to retain 50% of any after-tax gains from equity programs in shares until the minimum investment level is met. The Personnel Committee regularly monitors the compliance by the executives with the stock ownership guidelines.

Insider Trading in Securities

The Board of Directors has established a policy in respect of insiders’ trading in Nokia securities. The members of the Board and the Nokia Group Leadership Team are considered primary insiders. Under the policy, the holdings of Nokia securities by the primary insiders are public information and are available on our website and at Euroclear Finland Ltd. Both primary insiders and secondary insiders (as defined in the policy) are subject to a number of trading restrictions and rules, including, among other things, prohibitions on trading in Nokia securities during the four-week “closed-window” period immediately preceding the release of our interim and annual results including the day of the release. Nokia also sets trading restrictions based on participation in projects. We update our insider trading policy from time to time and provide training to ensure compliance with the policy. Nokia’s insider policy is in line with the NASDAQ OMX Helsinki Guidelines for Insiders and also sets requirements beyond those guidelines.

Executive Compensation

Service Contract of Stephen Elop due to his President and CEO role

Stephen Elop’s employment contract, dated September 21, 2010, covered his position as President and CEO. The agreement provided for an annually adjusted base salary (EUR 1 106 469 for 2013) and an annual management incentive target under the Nokia short-term cash incentive program of 150% of annual base salary. Mr. Elop was entitled to the benefits in line with our policies applicable to the Nokia Leadership Team, however, some of his benefits were being provided on a tax-assisted basis.

Mr. Elop’s employment contract was amended effective as of September 3, 2013, as a result of entering into a transaction with Microsoft for the Sale of D&S Business. Under the terms of the amendment, Mr. Elop resigned from his position as President and CEO as of September 3, 2013 and assumed the role of Executive Vice President, Devices & Services. He also resigned from his position as a member of Board of Directors as of the same date. After the closing of the Sale of D&S Business, he transferred to Microsoft as agreed with Microsoft. In accordance with his service contract, he received a severance payment of EUR 24.2 million in total. This amount included: base salary and management incentive EUR 4.1 million, and value of equity awards EUR 20.1 million. The amount of the equity awards was based on the Nokia closing share price of EUR 5.28 per share at NASDAQ OMX Helsinki on April 24, 2014. Pursuant to the terms of the purchase agreement with Microsoft entered into in connection with the Sale of D&S Business, 70% of the total severance payment was borne by Microsoft and the remaining 30% of the severance amount (EUR 7.3 million) was borne by Nokia.

Mr. Elop is subject to a covenant restricting him from working for specified competitors of Nokia for 12 months following the termination of his contract with Nokia. Nokia waived his competition restriction with respect to Microsoft only in connection with amending his service contract in September 2013.

For information about the compensation and benefits received by Mr. Elop during 2013, see Item 6B. “Compensation—Executive Compensation—Summary Compensation Table 2013” and “Compensation—Executive Compensation—Equity Grants in 2013.”

Interim governance

On September 3, 2013, Nokia announced changes to its leadership as a result of the proposed Sale of D&S Business to Microsoft. These changes were to ensure appropriate corporate governance structure during the interim period following the announcement until the consummation of the transaction. In order to avoid the perception of any potential conflict of interest, Stephen Elop, who agreed to transfer to Microsoft upon the closing of the transaction, continued to lead the Devices & Services business, but resigned from his position as President and CEO and member of the Board of Directors as of September 3, 2013.

On the same date, Risto Siilasmaa assumed the role of interim CEO of Nokia while continuing to serve in his role as Chairman of the Nokia Board of Directors, and Timo Ihamuotila assumed the role of interim President and Chairman of the Nokia Leadership Team while also continuing to serve as Chief Financial Officer.

The above mentioned interim roles ended effective as from May 1, 2014, as a result of Nokia announcing its new strategy and changes to its leadership. Nokia Board appointed, effective from May 1, 2014 Rajeev Suri as the President and CEO of Nokia. He also chairs the Nokia Group Leadership Team.

Additional Compensation for Chairman of the Board Risto Siilasmaa due to his interim CEO role

As a result of entering into the Sale of D&S Business, Risto Siilasmaa assumed additional responsibilities as interim CEO from September 3, 2013, through April 30, 2014 in addition to his role as the Chairman of the Board of Nokia. As compensation for these additional responsibilities, he received a total amount of EUR 500 000. In order to reinforce the alignment of his interests with those of shareholders, 40% of this amount was delivered to him in Nokia shares bought on the open market. The remaining 60% was paid in cash, most of which was used to cover the estimated associated taxes. In recognition of Mr. Siilasmaa performance in his role as interim CEO, the Board of Directors approved on January 22, 2014, an additional award of 200,000 Nokia shares (gross, i.e. deducted by applicable taxes) to be purchased for Mr. Siilasmaa from the market during an open insider window period. Mr. Siilasmaa is to retain the net amount of shares delivered to him as stipulated for the Board members.

Executive agreement of Timo Ihamuotila due to his interim President role

Mr. Ihamuotila’s executive agreement covers his position as Executive Vice President and Chief Financial Officer. In addition to his responsibilities as Chief Financial Officer of Nokia, Timo Ihamuotila assumed additional responsibilities as interim President and Chairman of the Nokia Leadership Team, from September 3, 2013, through April 30, 2014. In recognition of these additional responsibilities, Mr. Ihamuotila received EUR 250 000 paid in five monthly installments of EUR 50 000 each commencing in October 2013. In addition, Mr. Ihamuotila received an equity grant with an approximate aggregate grant date value of EUR 250 000 in the form of stock options and restricted shares. These grants are subject to the plans’ standard terms and conditions and vesting schedules as described in the Equity-Based Incentive Programs section below.

No changes were made to his compensation as a result of his additional responsibilities as Interim President, other than as described above. His annual base salary for 2013 was EUR 579 579. His annual management incentive target under the Nokia short-term cash incentive program is 100% of annual base salary. He is eligible to participate in Nokia’s long-term equity-based incentive programs according to Nokia policies and guidelines and as determined by the Board of Directors. Mr. Ihamuotila is also entitled to benefits in line with our policies applicable to the Nokia Group Leadership Team.

In case of termination by Nokia for reasons other than cause, Mr. Ihamuotila is entitled to a severance payment of up to 18 months of compensation inclusive of annual base salary, annual management incentive at target and benefits. Additionally, a pro-rated portion of all unvested performance shares, restricted shares and stock options would have been treated as vested until March 25, 2014. On March 25, 2014, the Personnel Committee approved an amendment to Mr. Ihamuotila’s executive agreement which replaced the above described pro-rated vesting of unvested equity with a full acceleration of unvested equity incentive grants awarded as at March 25, 2014. For equity grants awarded after March 25, 2014, neither the pro-rated vesting nor accelerated vesting treatment will apply. In case of termination by Nokia for cause, Mr. Ihamuotila will not be entitled to any notice period or additional compensation and all his equity will be forfeited. In case of termination by Mr. Ihamuotila for cause, he is entitled to a severance payment equivalent of up to 18 months compensation inclusive of annual base salary, annual management incentive at target and benefits. In case of termination by

Mr. Ihamuotila, the notice period is six months and he is entitled to a payment for such notice period inclusive of annual base salary, annual management incentive at target and benefits for six months. All unvested equity will be forfeited.

Mr. Ihamuotila is subject to a 12-month non-competition obligation after termination of his contract. Unless the contract is terminated by Nokia for cause, Mr. Ihamuotila may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual base salary and management incentive at target for the respective period during which no severance payment is paid.

In the event of a change of control of Nokia, Mr. Ihamuotila will be treated in accordance with his change of control agreement as described below in “Employment Arrangements with the Nokia Group Leadership Team”.

Service contract of President and CEO Rajeev Suri, effective from May 1, 2014

On April 28, 2014 the Nokia Board of Directors resolved to appoint Mr. Rajeev Suri as Nokia’s President and CEO effective from May 1, 2014. Pursuant to a new service contract Mr. Suri’s annual base salary, which is subject to annual review by the Board of Directors and confirmation by the independent members of the Board, is EUR 1 000 000 and his incentive target under the Nokia short-term cash incentive plan is125% of annual base salary. Mr. Suri is entitled to the customary benefits in line with our policies applicable to the senior executives, however, some of the benefits are being provided to him on a tax assisted basis. Mr. Suri is also eligible to participate in Nokia Group’s long-term equity based compensation programs in accordance with Nokia policies and guidelines and as determined by the Board of Directors. In 2014, Mr. Suri will receive an annual Nokia equity grant of 475,000 Peformance Shares plus a one-time discretionary grant of 175,000 Performance Shares.

Mr. Suri’s service contract may be terminated as follows:

Termination by Nokia for reasons other than cause. In the event of a termination by Nokia for reasons other than cause, Mr. Suri is entitled to a severance payment equaling up to18 months of compensation (including annual base salary, benefits, and target incentive), and his unvested equity awards will be forfeited.

Termination by Nokia for cause. In the event of a termination by Nokia for cause, Mr. Suri is entitled to no additional compensation and all his unvested equity awards will be forfeited.

Termination by Mr. Suri for any reason. Mr. Suri may terminate his service contract at any time with six months’ prior notice. Nokia may choose to pay a lump sum payment in lieu of his service during the notice period or ask Mr. Suri to continue his service through all or part of this notice period. In either event, Mr. Suri is entitled to six months compensation (including annual base salary, benefits, and target incentive), and his unvested equity awards will be forfeited.

Termination by Mr. Suri for Nokia’s material breach of the service contract. In the event that Mr. Suri terminates his service contract based on a final arbitration award demonstrating Nokia’s material breach of the service contract, he is entitled to a severance payment equaling to up to 18 months of compensation (including annual base salary, benefits, and target incentive), and all his unvested equity awards will be forfeited.

Termination based on specified events. Mr. Suri’s service contract includes special severance provisions on a termination following change of control events. These change of control provisions are based on a double trigger structure, which means that both a change of control event and the termination of the individual’s employment within a defined period of time must take place for any change of control based severance payment to become due. More specifically, if a change of control event, as defined in the service contract, has occurred, and Mr. Suri’s service with the company is terminated either by Nokia or its successor without cause, or by Mr. Suri for “good reason”, in either case within 18 months from such change of control event, Mr. Suri will be entitled to a severance payment equaling to up to 18 months of compensation (including annual base salary, benefits, and target incentive) and cash payment(or payments) for the pro-rated value of his outstanding unvested equity awards, including equity awards under the NSN Equity Incentive Plan, restricted shares, performance shares and stock options (if any), payable pursuant to the terms of the service contract. “Good reasons” referred to above include a material reduction of Mr Suri’s compensation and a material reduction of his duties and responsibilities, as definedin the service contract and as determined by the Board of Directors.

In addition, the service contract defines a specific, limited termination event that applies until June 30, 2016. Upon this event, if. Mr. Suri’s service with Nokia is terminated as a result of the circumstances specified in the service contract, he is entitled to, in addition to normal severance payment payable upon his termination by Nokia for reasons other than cause, to a pro-rated value of unvested equity awards under the NSN Equity Incentive Plan, provided that the termination of his service takes place within six months from the defined termination event (and on or before June 30, 2016). Subject to this limited time treatment of unvested equity awards under the NSN Executive Incentive Plan, all of Mr. Suri’s other unvested equity will be forfeited.

Subject to his continued employment, Mr. Suri is also expected to receive payments in the future pursuant to options granted under the NSN Equity Incentive Plan. This plan was established in 2012 prior to Nokia’s acquisition of full ownership of NSN. The plan had two objectives: (1) increasing the value of NSN and (2) creating incentives relating to an exit option for its parent companies. With the significantly improved performance of NSN, the first objective has been met. The second objective has not occurred and given the change in Nokia’s strategy, the likelihood of a sale or IPO has reduced. Accordingly, the value of the payouts under the NSN Equity Incentive Plan are expected to be reduced by 50%.

The actual payments, if any, under the NSN Equity Incentive Plan will be determined based on the value of the Networks business and could ultimately decline to zero if the value of the business falls below a certain level. There is also a cap that limits the upside for all plan participants, and if an IPO or sale has not occurred, the maximum total payment to Mr. Suri pursuant to the plan would be limited to EUR 10.8 million. In the unlikely event of an IPO or exit event the value of the options could exceed this maximum.

These equity awards were originally intended to vest upon the sale or IPO of NSN, or upon the fourth anniversary of the grant date. Given the change in Nokia’s strategy and the significant improvement in the performance of NSN, the Nokia Board of Directors has determined that 30% of the options will vest on the third anniversary of grant (June 21, 2015) and 70% will continue to vest on the fourth anniversary of grant ( June 21, 2016).

Mr. Suri is subject to a 12-month non-competition obligation that applies after the termination of the service contract or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

Executive Arrangements with the Leadership Team

Nokia has entered into executive agreements with all members of the Nokia Leadership Team (valid through April 30, 2014) and the Nokia Group Leadership Team (valid as from May 1, 2014). The below description of executive arrangements refers to Nokia Group Leadership Team but is valid for both the old (Nokia Leadership Team) and new leadership team (Nokia Group Leadership Team) , unless otherwise specifically mentioned. The contracts of Mr. Elop, Mr. Ihamuotila and Mr. Suri are described above.

Under the terms of their executive agreements with Nokia, Nokia Group Leadership Team members are entitled to a severance payment of up to 12 months of compensation inclusive of annual base salary, management incentive at target under the Nokia short-term cash incentive program and benefits.

In case of termination by a Nokia Group Leadership Team member, the notice period is six months and such member is entitled to a payment for such notice period inclusive of annual base salary, annual management incentive at target and benefits. All equity will be forfeited. In case of termination by Nokia for cause, Nokia Group Leadership Team member will not be entitled to any notice period or additional compensation and all equity will be forfeited. In case of termination by the Nokia Group Leadership Team member for cause, such member is entitled to a severance payment equivalent of up to 12 months’ compensation inclusive of annual base salary, annual management incentive at target and benefits. Nokia Group Leadership Team members are subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated by Nokia for cause, the Nokia Group Leadership Team member may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual base salary and annual management incentive at target for the respective period during which no severance payment is paid.

The Nokia Group Leadership Team members have change of control agreements with Nokia, which serve as an addendum to their executive agreements. These change of control agreements are based on a double trigger structure, which means that both the change of control event and the termination of the individual’s employment must take place for any change of control based severance payment to materialize. More specifically, if a change of control event, as defined in the agreement, has occurred in the company, and the individual’s employment with the company is terminated either by Nokia or its successor without cause, or by the individual for “good reason” (for example, material reduction of duties and responsibilities), in either case within 18 months from such change of control event, the individual will be entitled to his or her notice period compensation (including base salary, benefits, and target incentive) and cash payment (or payments) for the pro-rated value of the individual’s outstanding unvested equity, including restricted shares, performance shares, stock options and equity awards under NSN Equity Incentive Plan, payable pursuant to the terms of the agreement. The Board of Directors has the full discretion to terminate or amend the change of control agreements at any time.

Pension Arrangements for the Members of the Nokia Group Leadership Team

The members of the Nokia Group Leadership Team participate in the local retirement programs applicable to employees in the country where they reside. This applies also to Mr. Elop, the former President and CEO, and Mr. Suri, the President and CEO as from May 1, 2014, who are not entitled to any extraordinary pension arrangements. Executives in Finland, including Mr. Elop and Mr. Suri participate in the Finnish TyEL pension system, which provides for a retirement benefit based on years of service and earnings according to prescribed statutory rules. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from equity are not. Retirement benefits are available from age 63 to 68, according to an increasing scale. The Nokia Group Leadership Team members in the United States participate in Nokia’s US Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer’s match vests for the participants during each year of the first four years of their employment. The Nokia Group Leadership Team members in Germany participate in the Nokia

German Pension Plan that is 100% company funded. Contributions are based on pensionable earnings, the pension table and retirement age. For the Nokia Group Leadership Team members in UK, the pension accrued in the UK Pension Scheme is a Money Purchase benefit. Contributions are paid into the UK Pension Scheme by both the member and employer. These contributions are held within the UK Pension Scheme and are invested in funds selected by the member.

Actual Compensation for the Members of the Nokia Leadership Team in 2013

At December 31, 2013, The Nokia Leadership Team consisted of 11 members. Changes in the composition of the Nokia Leadership Team during 2013 and subsequently are explained above in Item 6A. “Directors and Senior Management—Nokia Leadership Team”.

The following tables summarize the aggregate cash compensation paid and the long-term equity-based incentives granted to the members of the Nokia Leadership Team under our equity plans in 2013.

Gains realized upon exercise of stock options and share-based incentive grants vested for the members of the Nokia Leadership Team during 2013 are included in Item 6E. “Share Ownership”.

Aggregate Cash Compensation to the Nokia Leadership Team for 2013(1)

Year	Number of Members on December 31, 2013	Base Salaries (EUR)	Cash Incentive Payments (EUR)
2013	11	6 305 269	2 855 579

(1)	Includes base salary and short-term cash incentives paid or payable by Nokia for fiscal year 2013. The short-term cash incentives include annual short-term cash incentives that are paid as a percentage of annual base salary and/or variable spot compensation paid for specific achievements during the year.
(2)	Includes Marko Ahtisaari for the period until October 31, 2013, EUR 370 973 for annual base salary as a Nokia Leadership Team member and zero short-term cash incentive payment.

Long-Term Equity-Based Incentives Granted in 2013(1)

	Nokia Leadership Team(3)(4)	Total	Total number of participants
Performance Shares at Threshold(2)	1 537 500	6 696 241	3 580
Stock Options	5 150 000	8 334 200	140
Restricted Shares	1 970 000	12 347 931	3 600

(1)	The equity-based incentive grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. The settlement is conditional upon performance and/or service conditions, as determined in the relevant plan rules. For a description of our equity plans, see Note 25 to our consolidated financial statements included in Item 18 of this annual report.
(2)	For performance shares granted under Nokia Performance Share Plans, at maximum performance, the settlement amounts to four times the number at threshold.
(3)	Includes Marko Ahtisaari for the period until October 31, 2013.
(4)	For the Nokia Leadership Team member whose employment terminated during 2013, the long-term equity-based Incentives were forfeited following termination of employment in accordance with plan rules.

A significant portion of equity grants presented in the below Summary Compensation Table to the named executive officers are tied to the performance of the company and aligned with the value delivered to shareholders. Therefore, the amounts shown are not representative of the amounts that will actually be earned and paid out to each named executive officer (but rather the accounting grant date fair value of each applicable grant, which is required to be reported in the Summary Compensation Table). In fact, for each of the years reported, the compensation “realized” by each named executive officer is lower than the amount required to be reported in the Summary Compensation Table.

Summary Compensation Table 2013

Name and Principal Position(1)	Year	Salary (EUR)	Variable Compensation(2) (EUR)	Stock Awards(3) (EUR)	Option Awards(3) (EUR)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) (EUR)	All Other Compensation (EUR)		Total (EUR)
Stephen Elop, EVP Devices & Services, former President and CEO	2013	1 105 171	769 217	5 385 660	2 197 691	75 554	121 765	(5)	9 655 059
	2012	1 079 500	0	2 631 400	497 350	56 776	69 395		4 334 421
	2011	1 020 000	473 070	3 752 396	539 443	73 956	2 085 948		7 944 813

Risto Siilasmaa Chairman of the Board of Directors, Interim CEO	2013	0	0	0		0	500 000	(6)	500 000

Timo Ihamuotila EVP, Chief Financial Officer, Interim President	2013	578 899	628 909	1 136 530	547 748	160 630	314 066	(7)	3 366 782
	2012	570 690	57 750	539 300	106 575	262 183	40 146		1 576 644
	2011	550 000	173 924	479 493	185 448	150 311	8 743		1 547 919

Louise Pentland(8) EVP, Chief Legal Officer	2013	441 499	476 027	905 120	427 329		9 324	(9)(10)	2 259 299
	2012	466 653	46 321	407 730	81 708		22 761		1 025 173

Michael Halbherr EVP, HERE	2013	440 375	206 426	990 280	451 748		89 849	(11)	2 178 678
	2012	411 531	44 038	539 300	106 575		61 477		1 162 921

Jo Harlow(8) EVP, Smart Devices	2013	533 436	0	990 280	451 748		62 415	(12)	2 037 879
	2012	555 296	55 494	539 300	106 575		58 732		1 315 397

(1)	The positions set forth in this table are the positions of the named executive officers as of December 31, 2013.
(2)	The amount consists of the annual short term variable compensation and/or other incentives earned and paid or payable by Nokia for the respective fiscal year. The amount above is inclusive of any discretionary variable spot compensation earned by active Nokia Leadership Team members for specific contributions during the year.
(3)	Amounts shown represent the grant date fair value of equity grants awarded for the respective fiscal year. The fair value of stock options equals the estimated fair value on the grant date, calculated using the Black-Scholes model.

The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of a Nokia share less the present value of dividends expected to be paid during the vesting period. The value of the performance shares is presented on the basis of granted number of shares, which is two times the number of shares at threshold.

The value of the stock awards with performance shares valued at maximum (four times the number of shares at threshold), for each of the named executive officers, is as follows:

Mr. Elop EUR 8 670 660; Mr. Ihamuotila EUR 1 778 930; and Ms. Pentland EUR 1 489 120; Mr. Halbherr EUR 1 632 680 and Ms. Harlow EUR 1 632 680.

(4)	The change in pension value represents the proportionate change in the liability related to the individual executives. These executives are covered by the Finnish State employees’ pension act (“TyEL”) that provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. The TyEL system is a partly funded and a partly pooled “pay as you go” system. Effective March 1, 2008, Nokia transferred its TyEL pension liability and assets to an external Finnish insurance company and no longer carries the liability on its financial statements. The figures shown represent only the change in liability for the funded portion. The method used to derive the actuarial IFRS valuation is based upon available salary information at the respective year end. Actuarial assumptions including salary increases and inflation have been determined to arrive at the valuation at the respective year end.
(5)	All other compensation for Mr. Elop in 2013 includes: EUR 66 913 for tax services for fiscal years 2011, 2012 and 2013; housing of EUR 40 131; EUR 9 600 for participation in a health assessment and leadership performance program; home security EUR 1 249; and EUR 3 873 taxable benefit for premiums paid under supplemental medical and disability insurance and for mobile phone and driver.
(6)	All other compensation for Mr. Siilasmaa in 2013 includes: EUR 500 000 as compensation for his additional responsibilities as Interim CEO, 40% of this amount was delivered to him in shares bought on the open market. The remaining 60% was paid in cash, most of which was used to cover the estimated associated taxes. The table does not include the compensation he is paid for his role as Chairman of the Board of Directors.
(7)	All other compensation for Mr. Ihamuotila in 2013 includes: EUR 11 220 for car allowance;

EUR 43 896 for security and EUR 2 200 taxable benefit for premiums paid under supplemental medical and disability insurance and for mobile phone and driver; EUR 6 750 for participation in a health assessment and leadership performance program. In recognition of additional responsibilities for his role as acting President, Mr. Ihamuotila received EUR 250 000 cash paid in 5 installments starting in October 2013, resulting in EUR 150 000 being paid in 2013 and EUR 100 000 being paid in 2014. Additionally, he received an equity grant value EUR 242 250 (included in the stock award and stock options columns) which will vest in accordance with normal plan rules.

(8)	Salaries, benefits and perquisites for Ms. Harlow and Ms. Pentland were paid and denominated in GBP and USD, respectively. Amounts were converted using year-end 2013 USD/EUR exchange rate of 1.37 and GPB/EUR rate of 0.85. For year 2012 disclosure, amounts were converted using year-end 2012 USD/EUR exchange rate of 1.28 and GPB/EUR exchange rate of 0.85. For year 2011 disclosure, amounts were converted using year-end 2011 USD/EUR and GPB/EUR exchange rate of 1.35 and 0.86, respectively.
(9)	Ms. Pentland participated in Nokia’s U.S Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer’s match vests for the participants during each of the first four years of their employment. Participants earning in excess of the Internal Revenue Service (IRS) eligible earning limits may participate in the Nokia Restoration and deferral Plan, which allows employees to defer up to 50% of their salary and 100% of their short-term variable incentive. Contributions to the Restoration and Deferral Plan are matched 100% up to 8% of eligible earnings, less contributions made to the 401(k) plan. The company’s contributions to the plan are included under “All Other Compensation Column” and noted hereafter.
(10)	All other compensation for Ms. Pentland in 2013 includes: EUR 9 324 company contributions to the 401(k) Plan and EUR 530 provided under Nokia’s international assignment policy in the UK.
(11)	All other compensation for Mr. Halbherr in 2013 includes: EUR 69 747 company contributions to the German Pension Plan and EUR 13 352 for car, fuel, account maintenance and health insurance and EUR 6 750 for participation in a health assessment and leadership performance program.

(12)	All other compensation for Ms. Harlow in 2013 includes: EUR 44 318 company’s contributions to the UK Pension Plan; EUR 9 541 for car and fuel and EUR 691 for health insurance; EUR 1 114 service award and EUR 6 750 for participation in a health assessment and leadership performance program.

Equity Grants in 2013(1)

		Option Awards				Stock Awards
Name and Principal Position(2)	Year	Grant Date	Number of Shares underlying Options	Grant Price (EUR)	Grant Date Fair Value(3) (EUR)	Performance Shares at Threshold (Number)	Performance Shares at Maximum (Number)	Restricted Shares (Number)	Grant Date Fair Value(4) (EUR)

Stephen Elop, EVP Devices & Services, former President and CEO	2013	May 15	1 800 000	2.71	2 197 692	562 500	2 250 000
	2013	March 13						785 000	5 385 660

Risto Siilasmaa, Chairman of the Board of Directors. Interim CEO	2013	—	0	0	0	0	0	0	0

Timo Ihamuotila, EVP, Chief Financial Officer, Interim President	2013	May 15	370 000	2.71	451 748	110 000	440 000
	2013	March 13						130 000	990 280
	2013	November 13						25 000	146 125

Louise Pentland, EVP, Chief Legal Officer	2013	May 15	350 000	2.71	427 329	100 000	400 000
	2013	March 13						120 000	905 120

Michael Halbherr, EVP, HERE	2013	May 15	370 000	2.71	451 748	110 000	440 000
	2013	March 13						130 000	990 280

Jo Harlow, EVP, Smart Devices	2013	May 15	370 000	2.71	451 748	110 000	440 000
	2013	March 13						130 000	990 280

(1)	Including all equity awards made during 2013. Awards were made under the Nokia Stock Option Plan 2011, the Nokia Performance Share Plan 2013 and the Nokia Restricted Share Plan 2013.
(2)	The positions set forth in this table are the positions of the named executive officers as of December 31, 2013.
(3)	The fair value of stock options equals the estimated fair value on the grant date, calculated using the Black-Scholes model. The stock option exercise price was EUR 2.71 on May 15, 2013. NASDAQ OMX Helsinki closing market price was EUR 2.92 at grant date on May 15, 2013.
(4)	The fair value of performance shares and restricted shares equals the estimated fair value on the grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The value of performance shares is presented on the basis of a number of shares, which is two times the number at threshold.

For information with respect to the Nokia shares and equity awards held by the members of the Nokia Leadership Team as at December 31, 2013, please see Item 6E. “Share Ownership”.

Equity-Based Incentive Programs

General

The Board of Directors approved on February 14, 2014 Nokia Equity Based Incentive Programme for the year 2014. The programme for 2014 will be explained in more detail under “Nokia Equity-Based Incentive Programme 2014”.

During the year ended December 31, 2013, we administered two global stock option plans, four global performance share plans, four global restricted share plans and an employee share purchase plan. Both executives and employees participate in these plans. Our compensation programs promote long-term value creation and sustainability of the company and are designed to ensure that compensation is based on performance. Performance shares have been the main element of the company’s broad-based equity compensation program for several years to emphasize the performance element in employees’ long-term incentives.

The primary equity instruments for the executive employees were performance shares and stock options. Restricted shares have also been used for executives for retention purposes. The portfolio approach has been designed to build an optimal and balanced combination of long-term equity-based incentives and to help focus recipients on long term financial performance as well as on share price appreciation, thus aligning recipients’ interests with those of shareholders. For directors below the executive level, the primary equity instruments have been performance shares and restricted shares. Below the director level, performance shares and restricted shares have been used on a selective basis to ensure retention and recruitment of individuals with functional mastery and other employees deemed critical to Nokia’s future success.

The equity-based incentive grants are conditioned upon continued employment with Nokia, as well as the fulfillment of performance and other conditions, as determined in the relevant plan rules.

The participant group for the 2013 equity-based incentive program continued to include employees from many levels of the organization. As at December 31, 2013, the aggregate number of participants in all of our active equity-based programs was approximately 7 200 and approximately 7 200 as at December 31, 2012.

Stock option, performance share and restricted share grants to the President and CEO are made upon recommendation by the Personnel Committee and approved by the Board of Directors and confirmed by the independent directors of the Board. The interim CEO was not eligible to receive any equity-based incentive grants and did not receive any grants during 2013. The interim President’s stock option and restricted share grants in recognition of his additional responsibilities as the interim President were made upon recommendation by the Personnel Committee and approved by the Board of Directors in accordance with the terms and conditions of the plans. Stock option, performance share and restricted share grants to the other Nokia Group Leadership Team members and other direct reports of the President and CEO are approved by the Personnel Committee. Stock option, performance share and restricted share grants to other eligible employees are approved by the President and CEO on a quarterly basis, based on an authorization given by the Board of Directors.

In 2013 employees of Networks were excluded from Nokia’s equity incentive programs.

Performance Shares

During 2013, we administered four global performance share plans: the Performance Share Plans of 2010, 2011, 2012 and 2013, each of which, including its terms and conditions, has been approved by the Board of Directors.

The performance shares represent a commitment by Nokia Corporation to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No Nokia shares will be delivered unless the Group’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria. The below table illustrates the performance criteria of the Performance Share Plans from 2010 through 2013.

	Performance Share Plan
Performance Criteria	2013		2012	2011	2010
Average Annual Net Sales Growth (Nokia Group)	—		—	yes	yes
EPS at the end of Performance period (Nokia Group)	—		—	—	yes
Average Annual Net Sales (Nokia Group excluding Networks)	yes	(1)	yes	—	—
Average Annual Net Sales (Nokia Group)	yes	(2)	—	—	—
Average Annual EPS (Nokia Group)	yes		yes	yes	—

(1)	Specific to 2013 year, of the two-year performance period (2013 – 2014), only.
(2)	Specific to 2014 year, of the two-year performance period (2013 – 2014), only to reflect the change in ownership structure of Networks.

The 2010 and 2011 plans have a three-year performance period. The shares vest after the respective performance period. The 2012 and 2013 plans have a two-year performance period and a subsequent one-year restriction period, after which the shares vest. The shares will be delivered to the participants as soon as practicable after they vest. No shares will be delivered if Nokia’s performance does not reach the performance criteria. The below table summarizes the relevant periods and settlements under the plans.

Plan	Performance period		Settlement
2010(1)	2010-2012		2013
2011(2)	2011-2013		2014
2012(2)	2012-2013	(3)	2015
2013	2013-2014	(3)	2016

(1)	No Nokia shares were delivered under the Nokia Performance Share Plan 2010 as Nokia’s performance did not reach the requisite threshold level with respect to the applicable performance criteria under the plan.
(2)	No Nokia shares will be delivered under the Nokia Performance Share Plans 2011 and 2012 as Nokia’s performance did not reach the requisite threshold level with respect to the applicable performance criteria for either plan.
(3)	Nokia Performance Share Plans 2012 and 2013 have a one-year restriction period after the two-year performance period.

Until the shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Similar to the previous 2008, 2009 and 2010 plans, there was no payout from the Nokia Performance Share Plan 2011. There will also be no payout from Nokia Performance Share Plan 2012 as the threshold level under the applicable performance criteria was not reached.

Stock Options

During 2013 we administered two global stock option plans: the Stock Option Plans 2007 and 2011, each of which, including its terms and conditions, has been approved by the Annual General Meeting in the year when the plan was launched.

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

The exercise price of the stock options is determined at the time of grant, on a quarterly basis, in accordance with a pre-agreed schedule after the release of Nokia’s periodic financial results. The exercise prices are based on the trade volume weighted average price of a Nokia share on NASDAQ OMX Helsinki during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). With respect to the Stock Option Plan 2011, should an ex-dividend date take place during that week, the exercise price shall be determined based on the following week’s trade volume weighted average price of the Nokia share on NASDAQ OMX Helsinki. Exercise prices are determined on a one-week weighted average to mitigate any day-specific fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plans, which were approved by the shareholders at the Annual General Meetings 2007 and 2011. The Board of Directors does not have the right to change how the exercise price is determined.

Shares will be eligible for dividend for the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the Trade Register. The stock option grants are generally forfeited if the employment relationship terminates with Nokia.

Restricted Shares

During 2013, we administered four global restricted share plans: the Nokia Restricted Share Plans 2010, 2011, 2012 and 2013, each of which, including its terms and conditions, has been approved by the Board of Directors.

Beneath the executive and director levels restricted shares were used on a selective basis to ensure retention and recruitment of individuals with functional mastery and other employees deemed critical to Nokia’s future success.

All of our restricted share plans have a restriction period of three years after grant. Until the shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. The restricted share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Employee Share Purchase Plan

During 2013, Nokia launched for the first time an Employee Share Purchase Plan (so called Share in Success). Under the Employee Share Purchase Plan, eligible Nokia employees could elect to make monthly contributions from their salary to purchase Nokia shares. The contribution per employee cannot exceed EUR 1 200 per year. The share purchases are made at market value on pre-determined dates on a monthly basis during a 12-month savings period. Nokia will offer one matching share for every two purchased shares the employee still holds after the last monthly purchase has been made in June 2014. In addition, 20 free shares were delivered to employees who made the first three consecutive monthly share purchases. The participation in the plan was voluntary to the employees.

Nokia Equity-Based Incentive Program 2014

On February 14, 2014, the Board of Directors approved the scope and design of the Nokia Equity Program 2014. The Board of Directors decided not to propose stock options for the 2014 Annual General Meeting. Similarly to the earlier equity incentive programs, the Equity Program 2014 is designed to support the participants’ focus and alignment with Nokia’s long term success. Nokia’s use of the performance-based plan as the main long-term incentive vehicles is planned to effectively contribute to the long-term value creation and sustainability of the company and to align the interests of the employees with those of the shareholders. It is also designed to ensure that the overall equity-based compensation is based on performance, while also ensuring the recruitment and retention of talent vital to the future success of Nokia. Shares under the Nokia Restricted Share Plan 2014 are intended to be granted only for exceptional retention and recruitment purposes as to ensure Nokia is able to retain and recruit talent vital to the future success of the group. In addition, the Employee Share Purchase Plan continues to be offered to encourage employee share ownership, commitment and engagement.

The primary equity instruments for the executive employees and directors below executive level are performance shares. Below the director level, performance shares are used on a selective basis to ensure retention and recruitment of individuals with functional mastery and other employees deemed critical to Nokia’s future success. These equity-based incentive awards are generally forfeited if the employee leaves Nokia prior to vesting. Shares under Nokia Restricted Share Plan 2014 are intended to be granted only for exceptional retention and recruitment purposes as to ensure Nokia is able to retain and recruit talent vital to the future success of the group. The Employee Share Purchase Plan will be offered to all employees in selected jurisdictions (excluding Networks’ employees for 2014), to the extent there are no local regulatory or administrative obstacles for the offer. The participation in the plan will be voluntary to eligible employees.

Performance Shares

The Nokia Performance Share Plan 2014 has a two-year performance period (2014 through 2015) and a subsequent one-year restriction period. Therefore, the amount of shares based on the financial performance during 2014-2015 will vest after 2016. The performance criteria for the performance period are as follows:

For Nokia Group employees (excluding HERE employees):

•	Nokia Group Average Annual Non-IFRS Net Sales

•	Nokia Group Average Annual Non-IFRS EPS

For HERE employees:

•	Nokia Group Average Annual Non-IFRS EPS

•	HERE Average Annual Non-IFRS Net Sales

•	HERE Average Annual Non-IFRS Operating Profit

The number of shares to be settled after the restriction period will start at 25% of the granted amount and any payout beyond this will be determined with reference to the financial performance against the established performance criteria during the two-year performance period.

The threshold and maximum levels for the Nokia Performance Share Plan 2014 are as follows:

Performance Criterion for the Nokia Group employees (excluding HERE employees):

Performance Criterion	Weighting	Threshold performance	Maximum Performance	Potential range of Settlement*
Nokia Average Annual Non-IFRS Net Sales during Jan.1 2014-Dec. 31. 2015	50%	EUR 11.135 billion	EUR 15.065 billion	Threshold Number up to maximum level (4 x Threshold Number)

Nokia Average Annual Non-IFRS EPS during Jan.1 2014-Dec. 31. 2015	50%	EUR 0.11	EUR 0.38	Threshold Number up to maximum level (4 x Threshold Number)

Performance Criterion for the HERE employees:

Performance Criterion	Weighting	Threshold performance	Maximum Performance	Potential range of Settlement*
Nokia Average Annual Non-IFRS EPS during Jan.1 2014-Dec. 31. 2015	25%	EUR 0.11	EUR 0.38	Threshold Number up to maximum level (4 x Threshold Number)

HERE Non-IFRS Average Annual Operating Profit during Jan.1 2014- Dec. 31. 2015	25%	EUR 0 million	EUR 130 million	Threshold Number up to maximum level (4 x Threshold Number)

HERE Average Annual Non-IFRS Net Sales during Jan.1 2014-Dec. 31. 2015	50%	EUR 950 million	EUR 1.150 billion	Threshold Number up to maximum level (4 x Threshold Number)

*	The minimum pay-out of 25% of the Grant Amount will be payable only in the event that the calculated pay-out (based on Nokia’s performance against the Performance Criteria) is beneath 25% achievement against the Performance Criteria.

We believe the performance criteria set above are challenging, yet realistic and within reach. The awards at the threshold are significantly reduced from grant level and achievement of maximum award would serve as an indication that Nokia’s performance significantly exceeded current market expectations of our long-term execution.

Achievement of the maximum performance for all criteria would result in the vesting of a maximum of 29.7 million Nokia shares. Performance exceeding the maximum criteria does not increase the number of performance shares that will vest. Achievement of the threshold performance for all criteria will result in the vesting of approximately 7.4 million shares and will be the minimum payout under the plan. Minimum pay-out under the plan, even if threshold performance is not achieved, is 7.4 million shares due to the 25% minimum pay-out. The vesting will occur after 2016. Until Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

Restricted Shares

Restricted shares under the Nokia Restricted Share Plan 2014 approved by the Board of Directors are used as described above on a selective basis to ensure extraordinary retention and recruitment of individuals with functional mastery and other employees deemed critical to Nokia’s future success and will only be used in limited and exceptional circumstances. This is a change to the earlier practice when restricted shares were included as part of the annual compensation reviews. The restricted shares under the Nokia Restricted Share Plan 2014 have a three-year restriction period. The restricted shares will vest and the resulting Nokia shares will be delivered in 2017, and early 2018, dependent on the fulfillment of the criteria of continued employment during the restriction period. Until the shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these restricted shares.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, eligible Nokia employees can elect to make monthly contributions from their salary to purchase Nokia shares. The contribution per employee cannot exceed EUR 1 200 per year. The share purchases will be made at market value on pre-determined dates on a monthly basis during a 12-month savings period. Nokia will offer one matching share for every two purchased shares the employee still holds after the last monthly purchase has been made following the end of the 12-month savings period. Participation in the plan is voluntary to the employees.

Maximum Planned Grants under the Nokia Equity-Based Incentive Program 2014 in Year 2014

The approximate maximum numbers of planned grants under the Nokia Equity Program 2014 (i.e., performance shares, restricted shares as well as matching share awards under the Employee Share Purchase Plan) in 2014 are set forth in the table below.

Plan type	Planned Maximum Number of Shares Available for Grants under the Equity Program 2014
Restricted Shares	2 million
Performance Shares at Maximum(1)	29.7 million
Employee Share Purchase Plan(2)	0.420 million

(1)	The number of Nokia shares to be delivered at minimum is a quarter of maximum performance, i.e., a total of 7.4 million Nokia shares.
(2)	The calculation for the Employee Share Purchase Plan is based on the closing share price EUR 5.28 on February 13, 2014, the day prior to board approval.

As at December 31, 2013, the total dilutive effect of all Nokia’s stock options, performance shares and restricted shares outstanding, assuming full dilution, was approximately 2.3% in the aggregate. The potential maximum effect of the Equity Program 2014 would be approximately another 0.9%. Due to the Sale of D&S Business to Microsoft shares will be forfeited when employees transfer to Microsoft. The impact to dilution is 1.4%, and, consequently, overall expected maximum dilution of outstanding equity programs is 1.67%.

NSN Equity Incentive Plan

Networks established a share-based incentive plan in 2012 under which options over Networks shares were granted to selected employees (“NSN Equity Incentive Plan”). The options generally become exercisable on the fourth anniversary of the grant date or, if earlier, on the occurrence of certain corporate transactions such as an initial public offering (“Corporate Transaction”).

The exercise price of the options is based on a Networks share value on grant as determined for the purposes of the NSN Equity Incentive Plan. The options will be cash-settled at exercise, unless an initial public offering has taken place, at which point they would be converted into equity-settled options. If the options are cash-settled, the holder will be entitled to half of the share appreciation based on the exercise price and the estimated value of shares on the exercise date, unless there has been a change of control, as specified in the plan terms, in which case the holder will be entitled to all of the share appreciation. If a Corporate Transaction has not taken place by the sixth anniversary of the grant date, the options will be cashed out. If an initial public offering has taken place, equity-settled options remain exercisable until the tenth anniversary of the grant date. The gains that may be made under the NSN Equity Plan are also subject to a cap.

As a consequence of (i) Networks having become a wholly owned subsidiary of Nokia, and (ii) Nokia being in the process of the Sale of the D&S Business, the Board of Directors approved on February 14, 2014 a modification to the NSN Equity Incentive Plan to allow 30% of the options to vest on the third anniversary of the grant date, with the remainder of the options continuing to become exercisable on the fourth anniversary of the grant date, or earlier, in the event of a Corporate Transaction.

6C. Board Practices

The Board of Directors

The operations of Nokia are managed under the direction of the Board of Directors, within the framework set by the Finnish Limited Liability Companies Act and our Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and related Board Committee charters.

Responsibilities of the Board of Directors

The Board represents and is accountable to the shareholders of Nokia. The Board’s responsibilities are active, not passive, and include the responsibility to regularly evaluate the strategic direction of Nokia, management policies and the effectiveness with which management implements them. It is the responsibility of the members of the Board to act in good faith and with due care so as to exercise their business judgment on an informed basis in what they reasonably and honestly believe to be in the best interests of the company and its shareholders. In discharging that obligation, the directors must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also have the power to hire independent legal, financial or other advisors as they deem necessary.

The Board’s responsibilities also include overseeing the structure and composition of Nokia’s top management and monitoring legal compliance and the management of risks related to Nokia’s operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.

Nokia has a Risk Policy which outlines Nokia’s overall guidelines for risk management and related processes. The Nokia Risk Policy is approved by the Audit Committee of the Board of Directors. The Board’s role in risk oversight includes risk analysis and assessment in connection with financial and business reviews, update and decision-making proposals and is an integral part of Board deliberations. The Audit Committee is responsible for, among other matters, risk management relating to the financial reporting process and assisting the Board’s oversight of the risk management function. Nokia applies a common and systematic approach to risk management across all business operations and processes based on a business strategy approved by the Board. Accordingly, risk management at Nokia is not a separate process but a normal daily business and management practice.

The Board has the responsibility for appointing and discharging the President and Chief Executive Officer (CEO), the Chief Financial Officer and the other members of the Nokia Group Leadership Team (previously, until May 1, 2014 Nokia Leadership Team). On September 3, 2013, Nokia announced changes to its leadership as a result of the announced Sale of the D&S Business. These changes were designed to provide an appropriate corporate governance structure during the interim period following the announcement until the consummation of the transaction As Stephen Elop was agreed to transfer to Microsoft upon closing of the transaction, he left his position as President and CEO effective September 3, 2014 in order to avoid the perception of any potential conflict of interests, and continued to lead the Devices & Services business as Executive Vice President, Devices & Services. For the same reason, Mr. Elop also resigned from the Nokia Board of Directors on September 3, 2013. On the same day, Risto Siilasmaa assumed the role of interim CEO of Nokia while continuing to serve in his role as Chairman of the Nokia Board of Directors, and Timo Ihamuotila assumed the role of interim President and Chairman of Nokia Leadership Team while also continuing to serve as Chief Financial Officer. On April 29, 2014, Nokia announced its new strategy and consequently, changes to its leadership. Nokia Board appointed, effective as from May 1, 2014, Rajeev Suri as the President and Chief Executive Officer of Nokia. His rights and responsibilities include those allotted to the President under Finnish law and he also chairs the Nokia Group Leadership Team.

Subject to the requirements of Finnish law, the independent directors of the Board confirm the compensation and the employment conditions of the President and CEO upon the recommendation of the Personnel Committee of the Board of Directors. The compensation and employment conditions of the other members of the Nokia Group Leadership Team are approved by the Personnel Committee upon the recommendation of the President and CEO.

The Board has three committees: Audit Committee, Corporate Governance and Nomination Committee and Personnel Committee. These committees assist the Board in its duties pursuant to their respective committee charters. The independent directors of the Board confirm the election of the members and Chairmen for the Board’s committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each committee’s member qualification standards. On September 3, 2013 Risto Siilasmaa assumed the position of interim CEO of Nokia and consequently stepped down from the Corporate Governance and Nomination Committee. On the same day, Jouko Karvinen was elected the Chairman of the Corporate Governance and Nomination Committee. The Board may also establish ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board. For information about the members and the Chairmen for the Board of Directors and its committees, see Item 6A. “Directors and Senior Management—Board of Directors” above and “—Committees of the Board of Directors” below.

In line with Nokia’s Corporate Governance Guidelines, the Board conducts annual performance evaluations, which also include evaluations of the Board Committees’ work, the results of which are discussed by the Board. Regarding 2013, the Board conducted an evaluation process consisting of self-evaluations, peer evaluations as well as interviews. The results of the evaluation are discussed by the entire Board.

Composition of the Board of Directors

Pursuant to the Articles of Association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected for a term beginning from the Annual General Meeting in which elected and expiring at the close of the following Annual General Meeting. The Annual General Meeting convenes each year by June 30. The Annual General Meeting held on May 7, 2013 elected the following 10 members to the Board of Directors: Bruce Brown, Elizabeth Doherty, Stephen Elop, Henning Kagermann, Jouko Karvinen, Helge Lund,

Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh. Stephen Elop resigned from the Board of Directors effective as from September 3, 2013, after which the Board of Directors has consisted of nine members.

Nokia Board’s leadership structure consists of a Chairman and Vice Chairman elected annually by the Board, and confirmed by the independent directors of the Board, from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. On May 7, 2013, the independent directors of the Board elected Risto Siilasmaa to continue as the Chairman and Jouko Karvinen as the Vice Chairman of the Board. The Chairman has certain specific duties as defined by Finnish law and the Nokia Corporate Governance Guidelines. The Vice Chairman assumes the duties of the Chairman in case the Chairman is prevented from performing his duties. The Board has determined that the Vice Chairman Jouko Karvinen is independent as defined by Finnish standards and relevant stock exchange rules. The Board Chairman Risto Siilasmaa was determined not to be independent as defined by Finnish standards and the rules of the New York Stock Exchange due to his position as interim CEO from September 3, 2013.

Nokia does not have a policy concerning the combination or separation of the roles of the Chairman and the President and CEO, but the Board leadership structure is dependent on the company needs, shareholder value and other relevant factors applicable from time to time, respecting the highest corporate governance standards. In 2013 through September 3, 2013, the roles were separate while Risto Siilasmaa was the Chairman of the Board and Stephen Elop was the President and CEO. During the interim period between the announcement of the transaction with Microsoft and its consummation, the roles of Chairman and President continued to be separate, as Timo Ihamuotila assumed the role of interim President as of September 3, 2013 while Risto Siilasmaa continued as the Chairman of the Board of Directors. As part of his interim CEO role, Risto Siilasmaa took on, among others, the responsibility of leading the vision work, strategy process, work on the new company structure and managing the CEO recruitment process, while Timo Ihamuotila took on, among others, additional responsibilities for matters related to the closing of the Sale of the D&S Business transaction, financial reporting and investor relations. Following the new strategy announcement, Rajeev Suri was appointed as the President and CEO effective from May 1, 2014, while Risto Siilasmaa continues as the Chairman of the Board.

The current members of the Board are all non-executive. The Board has determined that seven of the current nine non-executive Board members are independent as defined by Finnish standards as well as by the rules of the New York Stock Exchange. Mårten Mickos was determined not to be independent under both Finnish standards and the rules of the New York Stock Exchange due to a his position as CEO of Eucalyptus Systems, Inc. that has a business relationship with and receives revenue from Networks. The Board Chairman Risto Siilasmaa was determined not to be independent under Finnish standards and the rules of the New York Stock Exchange due to his position as interim CEO from September 3, 2013.

The Board has determined that all of the members of the Audit Committee, including its Chairman, Jouko Karvinen, are “audit committee financial experts” as defined in Item 16A of this annual report.

Meetings of the Board of Directors

The Board held 34 meetings during 2013, of which approximately third were regularly scheduled meetings held in person, complemented by meetings through video or conference calls and other means. In addition, in 2013 the non-executive directors held a meeting without management in connection with regularly scheduled Board meetings. Also, the independent directors held one meeting separately in 2013.

Directors’ attendance at the Board meetings, including Committee meetings, but excluding meetings among the non-executive directors or independent directors only, was as follows in 2013.

	Board meetings	Audit Committee meetings	Personnel Committee meetings	Corporate Governance & Nomination Committee meetings
Bruce Brown	91%	—	78%	—
Elizabeth Doherty (as of May 7, 2013)	96%	100%	—	—
Stephen Elop (until September 3, 2013)	96%	—	—	—
Henning Kagermann	91%	—	100%	100%
Jouko Karvinen	100%	100%	—	100%
Helge Lund	88%	—	66%	100%
Isabel Marey-Semper (until May 7, 2013)	88%	75%	—	—
Mårten Mickos	100%	—	—	—
Elizabeth Nelson	100%	92%	—	—
Dame Marjorie Scardino (until May 7, 2013)	100%	—	100%	100%
Risto Siilasmaa	100%	—	—	100% (until September 3, 2013)
Kari Stadigh	85%	—	88%	—

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

All the directors who served on the Board for the term until the close of the Annual General Meeting 2013, except for Bruce Brown, attended Nokia’s Annual General Meeting held on May 7, 2013. In addition, all the current members of the Board of Directors attended Nokia’s Extraordinary General Meeting held on November 19, 2013. The Finnish Corporate Governance Code recommends attendance by the Board Chairman and a sufficient number of directors in the general meeting of shareholders to allow the shareholders to exercise their right to present questions to the Board and management.

The Corporate Governance Guidelines concerning the directors’ responsibilities, the composition and election of the Board, its committees and certain other matters relating to corporate governance are available on our website, www.company.nokia.com/en/about-us. Also, the Committee Charters of the Audit Committee, Corporate Governance and Nomination Committee and Personnel Committee are available on our website, www.company.nokia.com/en/about-us. We also have a Code of Conduct which is equally applicable to all of our employees, directors and management and is available on our website, www.company.nokia.com/en/about-us. In addition, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, see Item 16B. “Code of Ethics”.

Until September 3, 2013, Mr. Elop, then President and CEO, was the only Board member who had a service contract with Nokia. During the interim governance, Chairman of the Board of Directors, Risto Siilasmaa received additional compensation for his position as the interim CEO. For discussion of the service contract of Mr. Elop and additional compensation to Mr. Siilasmaa, see Item 6B. “Executive Compensation—Actual Executive Compensation for 2013—Service Contracts.”

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, i.e. NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 7, 2013, the Audit Committee consists of the following three members of the Board: Jouko Karvinen (Chairman), Elizabeth Doherty and Elizabeth Nelson.

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

Under Finnish law, our external auditor is elected by our shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Audit Committee makes a proposal to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. Under Finnish law, the fees of the external auditor are also approved by our shareholders by a simple majority vote at the Annual General Meeting. The Committee makes a proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the Annual General Meeting. For information about the fees paid to our external auditor, PricewaterhouseCoopers during 2013, see Item 16C. “Principal Accountant Fees and Services—Auditor Fees and Services.”

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

The Audit Committee had 13 meetings in 2013. The attendance at all meetings was 92%. In addition, any director who wishes to, may attend Audit Committee meetings as a non-voting observer.

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, i.e. NASDAQ OMX Helsinki and the New York Stock Exchange. Since May 7, 2013, the Personnel Committee consists of the following four members of the Board: Henning Kagermann (Chairman), Bruce Brown, Helge Lund, and Kari Stadigh.

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

The Personnel Committee had 9 meetings in 2013. The average attendance at the meetings was 86%. In addition, any director who wishes to, may attend Personnel Committee meetings as a non-voting observer.

For further information on the activities of the Personnel Committee, see Item 6B. “Compensation—Executive Compensation.”

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, i.e. NASDAQ OMX Helsinki and the New York Stock Exchange. From May 7, 2013 until September 3, 2013, the Corporate Governance and Nomination Committee consisted of the following four members of the Board: Risto Siilasmaa (Chairman), Henning Kagermann, Jouko Karvinen and Helge Lund. After Risto Siilasmaa assumed the position of Nokia’s interim CEO and since September 3, 2013 the Corporate Governance and Nomination Committee has consisted of the following three members of the Board: Jouko Karvinen (Chairman), Henning Kagermann and Helge Lund.

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

The Corporate Governance and Nomination Committee had 5 meetings in 2013. The average attendance at the meetings was 100%. In addition, any director who wishes to, may attend Corporate Governance and Nomination Committee meetings as a non-voting observer.

6D. Employees

At December 31, 2013, Nokia employed 86 462 employees, which includes 55 244 employees employed by Nokia’s continuing businesses, as well as 31 218 people employed by discontinuing business. The tables below show the average number of employees divided into continuing and discontinuing employees and according to their activity and geographical location:

Nokia Continuing Operations(1)	2013
NSN (renamed Networks)	52 564
HERE	5 897
Advanced Technologies (renamed Technologies)	872
and Corporate Common Functions

Total	59 333

Finland	6 521
Other European countries	16 776
Middle-East & Africa	2 929
China	8 146
Asia-Pacific	15 047
North America	5 178
Latin America	4 736

Nokia Discontinued Operations(2)
Discontinued Operations	31 055

Finland	4 559
Other European countries	2 834
Middle-East & Africa	319
China	10 245
Asia-Pacific	9 791
North America	1 396
Latin America	1 891
Nokia Group	90 388

(1)	Employees who continued to be employees of Nokia after the close of the Sale of D&S Business.
(2)	Employees who transferred to Microsoft at the close of the Sale of D&S Business.

Management believes that we have a good relationship with our employees and with the labor unions.

6E. Share Ownership

General

The following section describes the ownership or potential ownership interest in the company of the members of our Board of Directors and the Nokia Leadership Team as at December 31, 2013, either through share ownership or, with respect to the Nokia Leadership Team, through holding of equity-based incentives, which may lead to share ownership in the future.

With respect to the Board of Directors, approximately 40% of director compensation is paid in the form of Nokia shares that are purchased from the market or alternatively by using own shares held by the Company. It is also Nokia’s current policy that the Board members retain all Nokia shares received as director compensation until the end of their board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, it is Nokia’s policy that non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive stock options, performance shares, restricted shares or any other equity based or otherwise variable compensation for their duties as Board members.

For a description of the compensation for our Board of Directors, see Item 6B. “Compensation—Board of Directors—Compensation of the Board of Directors in 2013”.

The Nokia Group Leadership Team members have received equity-based compensation in the form of performance shares, restricted shares, stock options and equity awards under the Networks Equity Incentive Plan. For a description of our equity-based compensation programs for employees and executives, see Item 6B. “Compensation—Equity-Based Incentive Programs”.

Share Ownership of the Board of Directors

At December 31, 2013, the members of our Board of Directors held the aggregate of 1 459 230 shares and ADSs in Nokia, which represented 0.04% of our outstanding shares and total voting rights excluding shares held by Nokia Group at that date. Each member of the Board of Directors owns less than 1% of Nokia shares.

The following table sets forth the number of shares and ADSs held by the members of the Board of Directors as at December 31, 2013.

Name(1)	Shares(2)	ADSs(2)
Risto Siilasmaa	809 809	—
Bruce Brown	—	53 528
Elizabeth Doherty	11 499	—
Henning Kagermann	200 708	—
Jouko Karvinen	48 653	—
Helge Lund	57 274	—
Mårten Mickos	99 028	—
Elisabeth Nelson	—	68 053
Kari Stadigh	110 678	—

(1)	Isabel Marey-Semper did not stand for re-election in the Annual General Meeting held on May 7, 2013, and she held 43 734 shares at that time. Marjorie Scardino did not stand for re-election in the Annual General Meeting held on May 7, 2013 and she held 67 362 shares at that time. Stephen Elop stepped down from the board as of September 3, 2013, and held 425 000 shares at that time.
(2)	The number of shares or ADSs includes not only shares or ADSs received as director compensation, but also shares or ADSs acquired by any other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. For the number of shares or ADSs received as director compensation, see Note 31 to our consolidated financial statements included in Item 18 of this annual report.

Share Ownership of the Nokia Leadership Team

The following table sets forth the share ownership, as well as potential ownership interest through the holding of equity-based incentives, of the members of the Nokia Leadership Team as at December 31, 2013.

	Shares	Shares Receivable Through Stock Options	Shares Receivable Through Performance Shares at Threshold(4)	Shares Receivable Through Performance Shares at Maximum(5)	Shares Receivable Through Restricted Shares
Number of equity instruments held by Nokia Leadership Team(1)	1 005 150	10 271 500	1 462 500	5 850 000	4 264 000
% of the outstanding shares(2)	0.03	0.28	0.04	0.16	0.11
% of the total outstanding equity incentives (per instrument)(3)		36.81	22.45	22.45	14.05

(1)	Includes 11 Nokia Leadership Team members at year end. Figures do not include those former Nokia Leadership Team members who left during 2013.
(2)	The percentage is calculated in relation to the outstanding number of shares and total voting rights of the company, excluding shares held by Nokia Group. Each Nokia Leadership Team member owns less than 1% of Nokia shares.
(3)	The percentage is calculated in relation to the total outstanding equity incentives per instrument.
(4)	No Nokia shares were delivered under the Nokia Performance Share Plan 2011, which vested in 2013. Nokia’s performance did not reach the requisite threshold level with respect to the applicable performance criteria. Therefore, the shares deliverable at threshold equaled zero and no Nokia shares were delivered pursuant to the Nokia Performance Share Plan 2011.
(5)	No Nokia shares were delivered under the Nokia Performance Share Plan 2011, which vested in 2013. Nokia’s performance did not reach the requisite threshold level with respect to the applicable performance criteria. Therefore, the shares deliverable at maximum equaled zero and no Nokia shares were delivered pursuant to the Nokia Performance Share Plan 2011.

There will also be no payout under the Nokia Performance Share Plan 2012. At maximum performance under the Nokia Performance Share Plan 2012, the number of shares deliverable equals four times the number of performance shares at threshold. At the end of the performance period for the Nokia Performance Share Plan 2012, which ended on December 31, 2013, the threshold performance criteria for net sales and EPS were not met. Therefore, there will be no payout under the Nokia Performance Share Plan 2012 as the threshold level under the applicable performance criteria was not reached.

The following table sets forth the number of shares and ADSs in Nokia held by members of the Nokia Leadership Team as of December 31, 2013.

Name(1)	Shares(2)	ADSs(2)	Became Nokia Leadership Team member (Year)
Stephen Elop	—	425 000	2010
Michael Halbherr	210 823	—	2011
Jo Harlow	25 830	25 000	2011
Timo Ihamuotila	89 990	—	2007
Louise Pentland(3)	500	—	2011
Juha Putkiranta	45 734	—	2012
Henry Tirri	23 330	—	2011
Timo Toikkanen(3)	159	—	2012
Chris Weber	157	5 460	2012
Juha Äkräs	42 794	—	2010
Kai Öistämö	110 373	—	2005

(1)	Marko Ahtisaari left the Nokia on October 31, 2013 and held 13 377 shares at that time.
(2)	Stock options or other equity awards that are deemed as being beneficially owned under applicable SEC rules are not included.
(3)	Nokia Leadership Team member will be purchasing shares on the external market in order to meet the shareholding requirements for Nokia Group Leadership Team members.

Stock Option Ownership of the Nokia Leadership Team

The following table provides certain information relating to stock options held by members of the Nokia Leadership Team as of December 31, 2013. These stock options were issued pursuant to Nokia Stock Option Plans 2007 and 2011. For a description of our stock option plans, please see Note 25 to our consolidated financial statements in Item 18 of this annual report.

	Stock Option Category	Expiration Date	Exercise Price Share (EUR)	Number of Stock Options(1)		Total Intrinsic Value of Stock Options December 31, 2013 (EUR)(2)
Name				Exercisable	Unexercisable	Exercisable(3)	Unexercisable
Timo Ihamuotila	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	35 000	0	0	0
	2009 4Q	December 31, 2014	8.76	18 750	1 250	0	0
	2010 2Q	December 31, 2015	8.86	56 875	13 125	0	0
	2011 2Q	December 27, 2017	6.02	0	70 000	0	0
	2011 3Q	December 27, 2017	3.76	0	200 000	0	412 000
	2012 2Q	December 27, 2018	2.44	0	150 000	0	507 000
	2013 2Q	December 27, 2019	2.71	0	370 000	0	1 150 700
	2013 4Q	December 27, 2019	5.77	0	50 000	0	2 500
Stephen Elop	2010 4Q	December 31, 2015	7.59	343 750	156 250	0	0
	2011 2Q	December 27, 2017	6.02	0	250 000	0	0
	2011 3Q	December 27, 2017	3.76	0	500 000	0	1 030 000
	2012 2Q	December 27, 2018	2.44	0	700 000	0	2 366 000
	2013 2Q	December 27, 2019	2.71	0	1 800 000	0	5 598 000
Michael Halbherr.	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	7 000	0	0	0
	2010 2Q	December 31, 2015	8.86	5 279	1 221	0	0
	2011 2Q	December 27, 2017	6.02	0	15 000	0	0
	2011 3Q	December 27, 2017	3.76	0	255 000	0	525 300
	2012 2Q	December 27, 2018	2.44	0	150 000	0	507 000
	2013 2Q	December 27, 2019	2.71	0	370 000	0	1 150 700
Jo Harlow	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	5 500	0	0	0
	2010 2Q	December 31, 2015	8.86	20 308	4 692	0	0
	2011 2Q	December 27, 2017	6.02	0	70 000	0	0
	2011 3Q	December 27, 2017	3.76	0	200 000	0	412 000
	2012 2Q	December 27, 2018	2.44	0	150 000	0	507 000
	2013 2Q	December 27, 2019	2.71	0	370 000	0	1 150 700
Louise Pentland	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	12 000	0	0	0
	2010 2Q	December 31, 2015	8.86	24 375	5 625	0	0
	2011 2Q	December 27, 2017	6.02	0	45 000	0	0
	2011 3Q	December 27, 2017	3.76	0	150 000	0	309 000
	2012 2Q	December 27, 2018	2.44	0	115 000	0	388 700
	2013 2Q	December 27, 2019	2.71	0	350 000	0	1 088 500
Juha Putkiranta	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	20 000	0	0	0
	2010 2Q	December 31, 2015	8.86	20 308	4 692	0	0
	2011 2Q	December 27, 2017	6.02	0	27 000	0	0
	2012 2Q	December 27, 2018	2.44	0	50 000	0	169 000
	2012 3Q	December 27, 2018	2.18	0	53 500	0	194 740
	2013 2Q	December 27, 2019	2.71	0	250 000	0	777 500
Henry Tirri	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	12 000	0	0	0
	2010 2Q	December 31, 2015	8.86	16 250	3 750	0	0
	2011 2Q	December 27, 2017	6.02	0	27 000	0	0
	2011 4Q	December 27, 2017	4.84	0	168 000	0	164 640
	2012 2Q	December 27, 2018	2.44	0	115 000	0	388 700
	2013 2Q	December 27, 2019	2.71	0	220 000	0	684 200

	Stock Option Category	Expiration Date	Exercise Price Share (EUR)	Number of Stock Options(1)		Total Intrinsic Value of Stock Options December 31, 2013 (EUR)(2)
Name				Exercisable	Unexercisable	Exercisable(3)	Unexercisable
Timo Toikkanen	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	12 000	0	0	0
	2010 2Q	December 31, 2015	8.86	20 308	4 692	0	0
	2011 2Q	December 27, 2017	6.02	0	27 000	0	0
	2012 2Q	December 27, 2018	2.44	0	28 500	0	96 330
	2012 3Q	December 27, 2018	2.18	0	75 000	0	273 000
	2013 2Q	December 27, 2019	2.71	0	350 000	0	1 088 500
Chris Weber	2011 2Q	December 27, 2017	6.02	0	25 000	0	0
	2012 2Q	December 27, 2018	2.44	0	40 000	0	135 200
	2012 3Q	December 27, 2018	2.18	0	63 500	0	231 140
	2013 2Q	December 27, 2019	2.71	0	350 000	0	1 088 500
Juha Äkräs	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	12 000	0	0	0
	2010 2Q	December 31, 2015	8.86	32 500	7 500	0	0
	2011 2Q	December 27, 2017	6.02	0	45 000	0	0
	2011 3Q	December 27, 2017	3.76	0	150 000	0	309 000
	2012 2Q	December 27, 2018	2.44	0	115 000	0	388 700
	2013 2Q	December 27, 2019	2.71	0	250 000	0	777 500
Kai Öistämö	2008 2Q	December 31, 2013	19.16	0	0	0	0
	2009 2Q	December 31, 2014	11.18	60 000	0	0	0
	2010 2Q	December 31, 2015	8.86	56 875	13 125	0	0
	2011 2Q	December 27, 2017	6.02	0	45 000	0	0
	2011 3Q	December 27, 2017	3.76	0	150 000	0	309 000
	2012 2Q	December 27, 2018	2.44	0	90 000	0	304 200
	2013 2Q	December 27, 2019	2.71	0	220 000	0	684 200
Stock options held by the members of the Nokia Leadership Team on December 31, 2013, Total(4)				791 078	9 480 422		55 176 056
All outstanding stock option plans (global plans),Total				4 242 226	23 660 851

(1)	Number of stock options equals the number of underlying shares represented by the option entitlement. Stock options granted under 2007 and 2011 Stock Option Plans have different vesting schedules. The Group’s global Stock Option Plan 2007 has a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years. The Group’s global Stock Option Plan 2011 has a vesting schedule with 50% of stock options vesting three years after grant and the remaining 50% vesting four years from grant.
(2)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at December 31, 2013 of EUR 5.82.
(3)	For gains realized upon exercise of stock options for the members of the Group Executive Board, see the table in “—Stock Option Exercises and Settlement of Shares” below.

(4)	During 2013, Marko Ahtisaari stepped down from the Nokia Leadership Team. The information related to stock options Mr. Ahtisaari held is as of the date of resignation from the Nokia Leadership Team and is presented in the table below.

	Stock Option Category	Expiration Date	Exercise Price Share (EUR)	Number of Stock Options(1)		Total Intrinsic Value of Stock Options (EUR)(6)
Name				Exercisable	Unexercisable	Exercisable(3)	Unexercisable
Marko Ahtisaari(5) as per October 31, 2013	2010 2Q	December 31, 2015	8.86	21 933	5 067	0	0
	2011 2Q	December 27, 2017	6.02	0	30 000	0	0
	2011 3Q	December 27, 2017	3.76	0	100 000	0	181 000
	2012 2Q	December 27, 2018	2.44	0	115 000	0	359 950
	2013 2Q	December 27, 2019	2.71	0	250 000	0	715 000

(5)	Mr.Ahtisaari’s stock option grants were forfeited and cancelled upon his termination of employment in accordance with the plan rules.
(6)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on NASDAQ OMX Helsinki as at October 31, 2013 of EUR 5.57.

Performance Shares and Restricted Shares of the Nokia Leadership Team

The following table provides certain information relating to performance shares and restricted shares held by members of the Nokia Leadership Team as at December 31, 2013. These entitlements were granted pursuant to our Nokia Performance Share Plans 2011, 2012 and 2013 and Nokia Restricted Share Plans 2010, 2011, 2012 and 2013. For a description of our performance share and restricted share plans, please see Note 25 to the consolidated financial statements in Item 18 of this annual report.

	Performance Shares				Restricted Shares
Name	Plan Name(1)	Number of Performance Shares at Threshold(2)	Number of Performance Shares at Maximum(3)	Intrinsic Value December 31, 2013(4) (EUR)	Plan Name(5)	Number of Restricted Shares	Intrinsic Value December 31, 2013(6) (EUR)
Timo Ihamuotila					2010	75 000	436 500
	2011	0	0	0	2011	50 000	291 000
	2012	0	0	0	2012	100 000	582 000
	2013	110 000	440 000	0	2013	155 000	902 100
Stephen Elop					2010	100 000	582 000
	2011	0	0	0	2011	180 000	1 047 600
	2012	0	0	0	2012	500 000	2 910 000
	2013	562 500	2 250 000	0	2013	785 000	4 568 700
Michael Halbherr					2010	17 000	98 940
	2011	0	0	0	2011	50 000	291 000
	2012	0	0	0	2012	100 000	582 000
	2013	110 000	440 000	0	2013	130 000	756 600
Jo Harlow					2010	55 000	320 100
	2011	0	0	0	2011	50 000	291 000
	2012	0	0	0	2012	100 000	582 000
	2013	110 000	440 000	0	2013	130 000	756 600
Louise Pentland					2010	55 000	320 100
	2011	0	0	0	2011	35 000	203 700
	2012	0	0	0	2012	75 000	436 500
	2013	100 000	400 000	0	2013	120 000	698 400

	Performance Shares				Restricted Shares
Name	Plan Name(1)	Number of Performance Shares at Threshold(2)	Number of Performance Shares at Maximum(3)	Intrinsic Value December 31, 2013(4) (EUR)	Plan Name(5)	Number of Restricted Shares	Intrinsic Value December 31, 2013(6) (EUR)
Juha Putkiranta					2010	30 000	174 600
	2011	0	0	0	2011	25 000	145 500
	2012	0	0	0	2012	68 000	395 760
	2013	75 000	300 000	0	2013	90 000	523 800
Henry Tirri					2010	30 000	174 600
	2011	0	0	0	2011	35 000	203 700
	2012	0	0	0	2012	75 000	436 500
	2013	60 000	240 000	0	2013	70 000	407 400
Timo Toikkanen					2010	23 000	133 860
	2011	0	0	0	2011	15 000	87 300
	2012	0	0	0	2012	68 000	395 760
	2013	100 000	400 000	0	2013	120 000	698 400
Chris Weber	2011	0	0	0	2011	90 000	523 800
	2012	0	0	0	2012	68 000	395 760
	2013	100 000	400 000	0	2013	120 000	698 400
Juha Äkräs					2010	55 000	320 100
	2011	0	0	0	2011	35 000	203 700
	2012	0	0	0	2012	75 000	436 500
	2013	75 000	300 000	0	2013	90 000	523 800
Kai Öistämö					2010	55 000	320 100
	2011	0	0	0	2011	35 000	203 700
	2012	0	0	0	2012	60 000	349 200
	2013	60 000	240 000	0	2013	70 000	407 400
Performance Shares and Restricted Shares held by the Nokia Leadership Team, Total(7)		1 462 500	5 850 000	0		4 264 000	24 816 480
All outstanding Performance Shares and Restricted Shares (Global plans), Total		10 990 204	43 960 814	0		30 356 850	176 676 867

(1)	The performance period for the 2011 plan is 2011-2013, for the 2012 plan 2012-2013 (with a subsequent one-year restriction period) and for the 2013 plan 2013-2014 (with a subsequent one-year restriction period), respectively.
(2)	The threshold number will vest as Nokia shares, subject to the pre-determined threshold performance levels being met with respect to the applicable performance criteria. No Nokia shares were delivered under the Nokia Performance Share Plan 2011, which would have vested in 2013, as Nokia’s performance did not reach the threshold level with respect to the applicable performance criteria. Therefore, the shares deliverable at threshold equaled zero for the Nokia Performance Share Plan 2011. There will also be no payout from the Nokia Performance Share Plan 2012 as the requisite threshold level with respect to the applicable performance criteria was not reached. Therefore, the shares deliverable at threshold equals zero for the Nokia Performance Share Plan 2012.
(3)	The maximum number will vest as Nokia shares, subject to the pre-determined maximum performance levels being met with respect to the applicable performance criteria. The maximum number of performance shares equals four times the number at threshold. No Nokia shares were delivered under the Nokia Performance Share Plan 2011, as Nokia’s performance did not reach the requisite maximum level with respect to the applicable performance criteria. Therefore, the shares deliverable at maximum equaled zero for the Nokia Performance Share Plan 2011. There will also be no payout from the Nokia Performance Share Plan 2012 as the requisite threshold level with respect to the applicable performance criteria was not reached. Therefore, the shares deliverable at threshold equals zero for the Nokia Performance Share Plan 2012.
(4)	For Nokia Performance Share Plans 2012 and 2013 the value of performance shares is presented on the basis of Nokia’s estimation of the number of shares expected to vest. The intrinsic value for the Nokia Performance Share Plan 2013 is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 31, 2013 of EUR 5.82. For the Nokia Performance Share Plan 2011 no Nokia shares were delivered, as Nokia’s performance did not reach the threshold level of either performance criteria. There will also be no payout from the Nokia Performance Share Plan 2012 as the requisite threshold level with respect to the applicable performance criteria was not reached. Therefore, the shares deliverable at threshold equals zero for the Nokia Performance Share Plan 2012.
(5)	Under the Nokia Restricted Share Plans 2010, 2011, 2012 and 2013, awards have been granted quarterly. For the major part of the awards made under these plans, the restriction period will end for the 2010 plan on January 1, 2014; for the 2011 plan on January 1, 2015; for the 2012 plan on July 1, 2015; and for the 2013 plan on July 1, 2016.
(6)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at December 31, 2013 of EUR 5.82.
(7)	During 2013, Marko Ahtisaari stepped down from the Nokia Leadership Team. The information related to performance shares and restricted shares held by Mr. Ahtisaari is as of the date of resignation from the Nokia Leadership Team and is presented in the table below.

	Performance Shares				Restricted Shares
Name	Plan Name(1)	Number of Performance Shares at Threshold(10)	Number of Performance Shares at Maximum(11)	Intrinsic Value (EUR)(9)	Plan Name(5)	Number of Restricted Shares	Intrinsic Value (EUR)(9)
Marko Ahtisaari(8) as per October 31, 2013					2010	30 000	167 100
	2011	15 000	60 000	0	2011	23 000	128 110
	2012	57 500	230 000	0	2012	75 000	417 750
	2013	75 000	300 000	0	2013	90 000	501 300

(8)	Mr. Ahtisaari’s equity grants were forfeited and cancelled upon his termination of employment as of May 31, 2014, in accordance with the plan rules.
(9)	The intrinsic value is based on the closing market price of a Nokia share on NASDAQ OMX Helsinki as at October 31, 2013 of EUR 5.57.
(10)	The threshold number will vest as Nokia shares, subject to the pre-determined threshold performance levels being met with respect to the applicable performance criteria. No Nokia shares were delivered under the Nokia Performance Share Plan 2011, which would have vested in 2013, as Nokia’s performance did not reach the threshold level with respect to the applicable performance criteria. Therefore, the shares deliverable at threshold equaled zero for the Nokia Performance Share Plan 2011. There will also be no payout from the Nokia Performance Share Plan 2012 as the requisite threshold level with respect to the applicable performance criteria was not reached. Therefore, the shares deliverable at threshold equals zero for the Nokia Performance Share Plan 2012.
(11)	The maximum number will vest as Nokia shares, subject to the pre-determined maximum performance levels being met with respect to the applicable performance criteria. The maximum number of performance shares equals four times the number at threshold. No Nokia shares were delivered under the Nokia Performance Share Plan 2011, as Nokia’s performance did not reach the requisite threshold level with respect to the applicable performance criteria. Therefore, the shares deliverable at maximum equaled zero for the Nokia Performance Share Plan 2011. There will also be no payout from the Nokia Performance Share Plan 2012 as the requisite threshold level with respect to the applicable performance criteria was not reached. Therefore, the shares deliverable at maximum equals zero for the Nokia Performance Share Plan 2012.

Stock Option Exercises and Settlement of Shares

The following table provides certain information relating to stock option exercises and share deliveries upon settlement during the year 2013 for our Nokia Leadership Team members.

	Stock Options Awards(1)		Performance Shares Awards(2)		Restricted Shares Awards
Name(5)	Number of Shares Acquired on Exercise	Value Realized on Exercise (EUR)	Number of Shares Delivered on Vesting	Value Realized on Vesting (EUR)	Number of Shares Delivered on Vesting		Value Realized on Vesting (EUR)
Timo Ihamuotila	0	0	0	0	10 000	(3)	29 000
					45 000	(4)	118 350
Stephen Elop	0	0	0	0	0		0
Michael Halbherr	0	0	0	0	10 500	(3)	30 450
Jo Harlow	0	0	0	0	20 000	(3)	58 000
Louise Pentland	0	0	0	0	23 000	(4)	60 490
Juha Putkiranta	0	0	0	0	20 000	(3)	58 000
Henry Tirri	0	0	0	0	20 000	(3)	58 000
Timo Toikkanen	0	0	0	0	15 000	(3)	43 500
Chris Weber	0	0	0	0	0		0
Juha Äkräs	0	0	0	0	15 000	(3)	43 500
					30 000	(4)	78 900
Kai Öistämö	0	0	0	0	45 000	(4)	118 350

(1)	Value realized on exercise is based on the difference between the Nokia share price and exercise price of options.
(2)	No Nokia shares were delivered under the Nokia Performance Share Plan 2011 during 2013 as Nokia’s performance did not reach the requisite threshold level with respect to applicable performance criteria.
(3)	Represents the delivery of Nokia shares vested from the Nokia Restricted Share Plan 2009. Value is based on the average market price of the Nokia share on NASDAQ OMX Helsinki on February 20, 2013 of EUR 2.90.
(4)	Represents the delivery of Nokia shares vested from the Nokia Restricted Share Plan 2010. Value is based on the average market price of the Nokia share on NASDAQ OMX Helsinki on April 17, 2013 of EUR 2.63.
(5)	During 2013, Marko Ahtisaari stepped down from the Nokia Leadership Team. The information regarding stock option exercises and settlement of shares regarding Mr. Ahtisaari is as of the date of resignation from the Nokia Leadership Team and is represented in the table below.

	Stock Options Awards(1)		Performance Shares Awards(2)		Restricted Shares Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (EUR)	Number of Shares Delivered on Vesting	Value Realized on Vesting (EUR)	Number of Shares Delivered on Vesting		Value Realized on Vesting (EUR)
Marko Ahtisaari as per October 31, 2013	0	0	0	0	7 000	(4)	18 410

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

At December 31, 2013, a total of 767 615 081 ADSs (equivalent to the same number of shares or approximately 20.50% of the total outstanding shares) were outstanding and held of record by 12 182 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above number of holders is not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., the number of beneficial owners of ADSs as at December 31, 2013 was 351 431.

Based on information known to us as of February 13, 2014, as at December 31, 2013, Dodge & Cox Incorporated beneficially owned 321 232 096 Nokia shares or ADRs combined, which at that time corresponded to approximately 8.6% of the share capital of Nokia.

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

8A3. See page F-1 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm”.

8A4. Not applicable.

8A5. Not applicable.

8A6. See Note 2 to our audited consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

8A7. Litigation

Taxation Related Litigation and Proceedings

Tax proceedings in India

During early 2013 Nokia became subject to a tax investigation in India, focusing on Indian withholding tax consequences of payments made within Nokia for the supply of operating software from its parent company in Finland. Subsequently, Indian authorities have extended the investigation to other related tax consequences, such as allegations claiming that Nokia Corporation would have a permanent establishment in India for taxation purposes, transfer pricing aspects and potential non-deductibility of certain software payments for Indian corporate tax purposes.

While raising these claims and arguing based on potential future claims against Nokia India Private Limited and the parent company Nokia Corporation, Indian authorities have also placed liens on Nokia India Private Limited’s and Nokia Corporation’s assets in India. These liens have prevented Nokia from transferring the Chennai factory and selected other Indian assets to Microsoft in connection with the closing of the Sale of the D&S Business.

In addition, Indian authorities have ordered a special audit on Nokia India Private Limited, while seeking to finalize the ongoing tax investigations.

To date, Nokia has been served with final assessment orders on the underlying withholding tax case in 2013, and the company has appealed on this case to the Income Tax Tribunal in Delhi. Other related assessment proceeding mentioned above are pending. While taking necessary actions to defends its rights vigorously under Indian and International laws, Nokia is extending its full cooperation with the income tax authorities and special auditors to finalize the pending assessment proceedings in due course.

Intellectual Property Rights Litigation

HTC

In 2012, Nokia commenced patent infringement proceedings against HTC in relation to 21 non-essential patents in Germany in the District Courts of Mannheim, Munich and Düsseldorf, in relation to nine non-essential patents in the ITC in Washington DC, and 18 non-essential patents in the United States District Court for the District of Delaware.

In response, HTC filed nullity actions with the Federal Patent Court in Munich, commenced revocation proceedings against 18 of Nokia’s non-essential patents in the UK High Court, and filed an action for patent infringement in respect of one non-essential patent against Nokia GmbH in the District Court of Mannheim and against Nokia Oyj in the District Court of Munich in 2012. S3 Graphics Co. Ltd, a subsidiary of HTC, also filed actions for patent infringement in respect of one non-essential patent against Nokia GmbH in the District Court of Mannheim and Nokia Oyj in the District Court of Dusseldorf. HTC commenced, then later withdrew, an arbitration in the UK claiming that some of the patents asserted by Nokia against HTC were licensed under an essential patent licence.

Subsequently, Nokia filed further infringement actions in respect of HTC’s UK revocation actions, brought further infringement proceedings against HTC in relation to nine non-essential patents in the District Courts of Mannheim, Munich and Dusseldorf, three non-essential patents in the Court of Paris, France, two non-essential patents in the Regional Court of the Hague, the Netherlands, two non-essential patents in the Court of Rome, Italy and four non-essential patents in the Tokyo District Court, Japan. Nokia also commenced patent infringement proceedings against HTC in respect of seven non-essential patents in the ITC in Washington DC, and ten non-essential patents in the United States District Court for the Southern District of California.

Nokia was awarded injunctions against HTC in respect of a power control patent and patent enabling modern mobile devices to work in older networks by the District Court of Mannheim, a USB functionality patent and a patent enabling the transfer of network resource information between mobile devices by the District Court of Munich. The UK High Court found that Nokia’s patent relating to a modulator structure was valid and infringed by HTC in October 2013. In its initial determination in September 2013, the ITC found that HTC had violated two patents which cover improvements to radio receivers and transmitters. The Tokyo District Court gave a judgment in default against HTC in respect of a calendar display patent. The first two of S3 and HTC’s actions were dismissed by the District Court of Mannheim.

On February 7, 2014, the parties settled all pending patent litigation between them, and entered into a patent and technology collaboration agreement. HTC will make payments to Nokia and the collaboration will involve HTC’s LTE patent portfolio. The full terms of the agreement are confidential.

Samsung

During August and September 2013, Nokia and Samsung agreed to extend their existing patent license agreement for five years from December 31, 2013. According to the agreement, Samsung will pay additional compensation to Nokia for the period commencing from January 1, 2014 onwards, and the amount of this compensation will be finally settled in a binding arbitration. The parties have commenced arbitration and expect to have a final resolution in 2015.

ERISA & Securities Litigation

On April 19, 2010 and April 21, 2010, two individuals filed separate putative class action lawsuits against Nokia Inc. and the directors and officers of Nokia Inc., and certain other employees and representatives of the company, claiming to represent all persons who were participants in or beneficiaries of the Nokia Retirement Savings and Investment Plan (the “Plan”) who participated in the Plan between January 1, 2008 and the present and whose accounts included investments in Nokia stock. The plaintiffs allege that the defendants failed to comply with their statutory and fiduciary duties when they failed to remove Nokia stock as a plan investment option. The cases were consolidated into Majad v. Nokia and an amended consolidated complaint was filed on September 15, 2010. The amended complaint alleges that the named individuals knew of the matters alleged in the securities case referenced above, that the matters significantly increased the risk of Nokia stock ownership, and as a result of that knowledge, the named defendants should have removed Nokia stock as a Plan investment option. The plaintiff’s claims were dismissed in their entirety on September 5, 2011. On September 13, 2012, the Court denied Plaintiffs’ motion for leave to amend their complaint a second time and entered judgment in favor of Nokia. On October 23, 2012, the plaintiffs filed an appeal of the District Court’s order granting judgment in favor of Nokia. On June 21, 2013, the Second Circuit upheld the earlier decision of the US District Court for the Southern District of New York from September 13, 2012, to dismiss all claims made in the ERISA claim filed against defendants including Nokia Inc. and the Nokia Inc. Retirement Plan by Javad Majad and Ryan Sharif. The Plaintiff had until September 23, 2013, to appeal the Second Circuit decision by filing a cert petition to the US Supreme Court. The Plaintiff did not appeal and the case is closed.

On September 19, 2012, a class action based on the US Employee Retirement Income Security Act (“ERISA”) entitled Romero v. Nokia was filed in the United States District Court for the Southern District of New York. The complaint named Nokia Corporation, certain Nokia Corporation Board members, Fidelity Management Trust Co., The Nokia Retirement Savings & Investment Plan Committee and Linda Fonteneaux, as well as certain individuals from the Nokia Retirement Savings & Investment Plan Committee whose identity is not known to the plaintiffs as defendants. The complaint claimed to represent all persons who were participants in or beneficiaries of the Nokia Retirement Savings and Investment Plan (the “Plan”) who participated in the Plan between January 19, 2012 and the present and whose accounts invested in the Nokia Stock Fund (“the Fund”). The complaint alleged that the named individuals breached their fiduciary duties by, among other things, permitting the plan to offer the Fund as an investment option, permitting the plan to invest in the Fund and permitting the Fund to invest in and remain invested in American Depository Receipts of Nokia Corporation when the defendants allegedly knew the Fund and Nokia’s shares were extremely risky investments. Plaintiff was provided plan documents and informed that it had incorrectly identified the proper defendants in its complaint. On December 10, 2012, Plaintiff filed a motion to dismiss the complaint against all defendants, without prejudice and indicated it would refile in California where the Nokia Retirement Savings and Investment Plan is currently administered.

Romero filed a new complaint on December 10, 2012, in the United States District Court for the Northern District of California, naming as defendants Nokia Inc., the Nokia Retirement Savings and Investment Plan Committee, and several individuals alleged to be plan fiduciaries, claiming to represent all persons who were participants in or beneficiaries of the Nokia Retirement Savings and Investment Plan (the “Plan”) who participated in the Plan between January 19, 2012, and the present and whose accounts invested in the Nokia Stock Fund (the “Fund”). The complaint alleges that named individuals breached their fiduciary duties by, among other things, permitting the plan to offer the Fund as an investment option, permitting the plan to invest in the Fund and permitting the Fund to invest in and remain invested in American Depository Receipts of Nokia Corporation when the defendants allegedly knew the Fund and Nokia’s shares were extremely risky investments. On May 15, 2013, Nokia and the Named Defendants filed a motion to dismiss all claims against the defendants and are awaiting the Court’s decision. On October 15, 2013, the court granted Nokia and the Named Defendants motion to dismiss all claims with prejudice. Plaintiff did not appeal and this matter is closed.

Antitrust Litigation

LCD and CRT Cartel claims

In November 2009, Nokia Corporation filed two lawsuits, one in the United Kingdom’s High Court of Justice and the other in the United States District Court for the Northern District of California, joined by Nokia Inc., against certain manufacturers of liquid crystal displays (“LCDs”). Both suits concerned the same underlying allegations: namely, that the defendants violated the relevant antitrust or competition laws by entering into a worldwide conspiracy to raise and/or stabilize the prices of LCDs, among other anticompetitive conduct, from approximately January 1996 to December 2006 (the “Cartel Period”). Defendants Sharp Corporation, LG Display Co. Ltd., Chunghwa Picture Tubes, Ltd., Hitachi Displays Ltd. and Epson Imaging Devices Corporation, as well as non-defendant Chi Mei Optoelectronics, and Hannstar Display Corporation, have pleaded guilty in the United States to participating in a conspiracy to fix certain LCD prices and have agreed to pay fines totaling approximately USD 900 million. Further, the United States Department of Justice has indicted AU Optronics Corporation and its American subsidiary, AU Optronics Corporation America, for participation in the conspiracy to fix the prices of TFT-LCD panels sold worldwide from September 14, 2001 to December 1, 2006.

Also in November 2009, Nokia Corporation filed a lawsuit in the United Kingdom’s High Court of Justice against certain manufacturers of cathode rays tubes (“CRTs”). In this lawsuit, Nokia alleges that the defendants violated the relevant antitrust or competition laws by entering into a worldwide conspiracy to raise and/or stabilize the prices of CRTs, among other anticompetitive conduct, from no later than March 1995 to around November 2007.

All of the defendants have now settled Nokia’s claims against them on confidential terms.

Certain litigation that has been included in this section of our annual report on Form 20-F in the previous year have transferred to Microsoft at the closing of the Sale of the D&S Business and accordingly no information on those cases is included here.

We are also party to other routine litigation, as well as indemnity claims involving customers or suppliers, which are incidental to the normal conduct of our business. Based upon the information currently available, our management does not believe that liabilities related to those proceedings are likely to be material to our financial condition or results of operations.

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

9A. Offer and Listing Details

Our capital consists of shares traded on NASDAQ OMX Helsinki under the symbol “NOK1V”. American Depositary Shares, or ADSs, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK”. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as the Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on NASDAQ OMX Helsinki and the high and low quoted prices for the shares, in the form of ADSs, on the New York Stock Exchange.

	NASDAQ OMX Helsinki Price per share		New York Stock Exchange Price per ADS
	High	Low	High	Low
	(EUR)		(USD)
2009	12.25	6.67	16.58	8.47
2010	11.82	6.59	15.89	8.00
2011	8.49	3.33	11.75	4.46
2012
First Quarter	4.46	3.75	5.87	4.90
Second Quarter	4.11	1.60	5.52	2.04
Third Quarter	2.79	1.33	3.39	1.63
Fourth Quarter	3.31	1.92	4.35	2.52
Full Year	4.46	1.33	5.87	1.63
2013
First Quarter	3.64	2.45	4.90	3.19
Second Quarter	3.01	2.30	4.12	3.02
Third Quarter	5.10	2.88	6.78	3.81
Fourth Quarter	6.03	4.64	8.18	6.22
Full Year	6.03	2.30	8.18	3.02
Most recent six months
October 2013	5.70	4.64	7.77	6.22
November 2013	6.03	5.54	8.18	7.42
December 2013	5.99	5.35	8.18	7.31
January 2014	6.00	5.07	8.18	6.86
February 2014	5.62	5.00	7.69	6.66
March 2014	5.69	5.18	7.95	7.17

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

Share Rights, Preferences and Restrictions

Each share confers the right to one vote at general meetings. According to Finnish law, a company generally must hold an Annual General Meeting called by the Board within six months from the end of the fiscal year. In addition, the Board is obliged to call an extraordinary general meeting at the request of the auditor or shareholders representing a minimum of one-tenth of all outstanding shares. Under our Articles of Association, the members of the board are elected for a term beginning at the Annual General Meeting where elected and expiring at the end of the next Annual General Meeting.

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

Each of our shares confers equal rights to share in the distribution of the company’s funds. For a description of dividend rights attaching to our shares, see Item 3A. “Selected Financial Data—Distribution of Earnings”. Dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia.

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

Under the Finnish Securities Market Act, a shareholder whose voting power exceeds 30 or 50 per cent of the total voting rights in a company shall, within one month, offer to purchase the remaining shares of the company, as well as any other rights entitling to the shares issued by the company, such as subscription rights, convertible bonds or stock options issued by the company. The purchase price shall be the market price of the securities in question. The market price is determined on the basis of the highest price paid for the security during the preceding six months by the shareholder or any party in close connection to the shareholder. This price can be deviated from for a specific reason. If the shareholder or any related party has not during the six months preceding the offer acquired any securities that are the target for the offer, the market price is determined based on the average of the prices paid for the security in public trading during the preceding three months weighted by the volume of trade. This price can be deviated from for a specific reason.

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

Under the Finnish Act on the Monitoring of Foreign Corporate Acquisitions (2012/172), a notification to the Ministry of Employment and the Economy is required for a non-resident of Finland, directly or indirectly, when acquiring one-tenth or more of the voting power or corresponding factual influence in a company. The Ministry of Employment and the Economy has to confirm the acquisition unless the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. If the company in question is operating in the defense sector an approval by the Ministry of Employment and the Economy is required before the acquisition is made. These requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the requirements do not apply to residents of countries in the European Economic Area or EFTA countries.

10C. Material Contracts

More details on the below transactions can be found in Item 4A. “History and Development of the Company—Organizational Structure and Reportable Segments”.

Acquisition of Siemens’ Stake in NSN

Nokia announced on July 1, 2013 that it had entered into an agreement to acquire Siemens’ in the companies’ joint venture Nokia Siemens Networks, pursuant to the Share Purchase Agreement by and among Siemens AG, Siemens International Holding B.V., Nokia Finance International B.V. and Nokia Corporation dated July 1, 2013. The transaction closed on August 7, 2013, at which time NSN became a wholly owned subsidiary of Nokia.

Sale of the D&S Business to Microsoft

On September 3, 2013, Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia would sell to Microsoft substantially all of its Devices & Services business, including the Mobile Phones and Smart Devices business units as well as an industry-leading design team, operations including all Nokia Devices & Services production facilities, Devices & Services-related sales and marketing activities, and related support functions, pursuant to Stock and Asset Purchase Agreement by and between Nokia Corporation and Microsoft International Holdings B.V. dated September 2, 2013. The transaction closed on April  25, 2014.

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

If a partnership holds ADSs (including for this purpose any entity or arrangement treated as a partnership for US federal income tax purposes), the tax treatment of a partner will depend upon the status of the partner and activities of the partnership. If a US Holder is a partnership or a partner in a partnership that holds ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its ADSs.

Because this summary is not exhaustive of all possible tax considerations—such as situations involving financial institutions, banks, tax-exempt entities, pension funds, US expatriates, real estate investment trusts, persons that are dealers in securities, persons who own (directly, indirectly or by attribution) 10% or more of the share capital or voting stock of Nokia, persons who acquired their ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or US Holders whose functional currency is not the US dollar, who may be subject to special rules that are not discussed herein—holders of shares or ADSs that are US Holders are advised to satisfy themselves as to the overall US federal, state and local tax consequences, as well as to the overall Finnish and other applicable non-US tax consequences, of their ownership of ADSs and the underlying shares by consulting their own tax advisors. This summary does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base in Finland, and it does not address the US Medicare tax on certain investment income.

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

US and Finnish Taxation of Cash Dividends

For US federal income tax purposes, the gross amount of dividends paid to US Holders of shares or ADSs, including any related Finnish withholding tax, generally will be included in gross income as foreign source dividend income. We do not expect to maintain calculations of our earnings and profits under US federal income tax principles; therefore, US Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Dividends will not be eligible for the dividends received deduction allowed to corporations under Section 243 of the Code. The amount includible in income (including any Finnish withholding tax) will equal the US dollar value of the payment, determined at the time such payment is received by the Depositary (in the case of ADSs) or by the US Holder (in the case of shares), regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period between the time such payment is received and the date the dividend payment is converted into US dollars will be treated as US source ordinary income or loss to a US Holder.

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

Provided that certain holding period and other requirements are met, certain US Holders (including individuals and some trusts and estates) are eligible for reduced rates of US federal income tax at a maximum rate of 20% in respect of “qualified dividend income” received in taxable years beginning after December 31, 2012. Dividends that Nokia pays with respect to its shares and ADSs generally will be qualified dividend income if Nokia was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). Nokia currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and is subject to change. Nokia anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US Holders. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

We believe that we should not be classified as a PFIC for US federal income tax purposes for the taxable year ended December 31, 2013, and we do not expect to become a PFIC in the foreseeable future. US Holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If we were to be classified as a PFIC, the tax on distributions on our shares or ADSs and on any gains realized upon the disposition of our shares or ADSs generally would be less favorable than as described herein. Dividends paid by a PFIC are not “qualified dividend income” and are not eligible for reduced rates of taxation. In addition, US persons that are shareholders in a PFIC generally will be required to file an annual report disclosing the ownership of such shares and certain other information as yet to be determined. US Holders should consult their own tax advisors regarding the application of the PFIC rules (including the new reporting requirements) to their ownership of our shares or ADSs.

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

12D. American Depositary Shares

12D.3 Depositary Fees and Charges

Our American Depositary Shares, or ADSs, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK”. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, N.A., as Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000, among Nokia, Citibank, N.A. and registered holders from time to time of ADRs, as amended on February 6, 2008. ADS holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS(2)
Distribution of ADSs pursuant to (i) stock dividends, free stock distributions or (ii) exercises of rights to purchase additional ADSs	Up to 5 cents per ADS(2)
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5 cents per ADS(1)
ADR transfer fee	USD 1.50 per transfer(1)

(1)	These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly issued ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.
(2)	In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

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

12D.4 Depositary Payments for 2012

For the year ended December 31, 2013, our Depositary made the following payments on our behalf in relation to our ADR program.

Category	Payment (USD)
Settlement infrastructure fees (including the Depositary Trust Company fees)	35 309
Proxy process expenses (including printing, postage and distribution)	1 241 585
ADS holder identification expenses	103 540
Legal fees	4 800
NYSE Listing fees	500 000

Total	1 885 234

In addition, for the year ended December 31, 2013, our Depositary has agreed to reimburse us USD 2 658 529 mainly for contributions towards our investor relations activities, including investor meetings and conferences and fees of investor relations service vendors, and other miscellaneous expenses related to the US listing of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our Chairman and interim Chief Executive Officer and our Chief Financial Officer and interim President, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework (1992 version). Based on this evaluation, management has assessed the effectiveness of Nokia’s internal control over financial reporting, as at December 31, 2013, and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited our consolidated financial statements for the year ended December 31, 2013, has issued an attestation report on the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

(c) Attestation Report of the Registered Public Accounting Firm. See the Auditors’ report on page F-1.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in Nokia’s internal control over financial reporting that occurred during the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting during 2013.

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

We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. This code of ethics is available on our website through, www.company.nokia.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees and Services

PricewaterhouseCoopers Oy has served as our independent auditor for each of the fiscal years in the three-year period ended December 31, 2013. The independent auditor is elected annually by our shareholders at the Annual General Meeting for the fiscal year in question. The Audit Committee of the Board of Directors makes a proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2013 and 2012 in total, with a separate presentation of those fees related to Nokia and NSN.

	2013			2012
	Nokia	NSN	Total	Nokia	NSN	Total
			(EUR millions)
Audit Fees(1)	6.9	9.9	16.8	7.2	10.2	17.4
Audit-Related Fees(2)	0.6	9.4	10.0	0.8	1.4	2.2
Tax Fees(3)	1.3	0.4	1.7	2.4	1.6	4.0
All Other Fees(4)	1.1	0.0	1.1	0.3	0.0	0.3

Total	9.9	19.7	29.6	10.7	13.2	23.9

(1)	Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice on tax accounting matters; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions or divestitures; financial due diligence in connection with provision of funding to customers, reports in relation to covenants in loan agreements; employee benefit plan audits and reviews; and audit procedures in connection with investigations and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. The NSN Audit-Related Fees for 2013 are primarily related to due diligence services provided in connection with the transaction where Nokia purchased Siemens’ stake in NSN, which was completed on August 7, 2013.

(3)	Tax fees include fees billed for (i) corporate and indirect compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; (ii) transfer pricing advice and assistance with tax clearances; (iii) customs duties reviews and advice; (iv) consultations and tax audits (assistance with technical tax queries and tax audits and appeals and advice on mergers, acquisitions and restructurings); (v) personal compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); and (vi) consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers).
(4)	All Other Fees include fees billed for company establishment, forensic accounting, data security, investigations and reviews of licensing arrangements with customers, other consulting services and occasional training or reference materials and services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the “Policy”).

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in appendices to the Policy (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant M&A projects), tax and other services are subject to a specific pre-approval from the Audit Committee. All service requests concerning generally pre-approved services will be submitted to the Corporate Controller, who will determine whether the services are within the services generally pre-approved. The Policy and its appendices are subject to annual review by the Audit Committee.

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

There were no purchases of Nokia shares or ADSs by Nokia Corporation or its affiliates during 2013.

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

In 2013 Nokia was not in full compliance with recommendation 39 of the Finnish Corporate Governance Code as Nokia’s Restricted Share Plans did not include any performance criteria but were time-based only, with a restriction period of at least three years from the grant. Restricted Shares are granted only for exceptional retention and recruitment purposes aimed to ensure Nokia is able to retain and recruit talent vital to the future success of the Company. In the Restricted Share Plan 2014, the number of the shares to be granted was reduced significantly and they no longer are part of the annual grants.

Additionally, in 2013 Nokia was not in full compliance with the recommendation 46 of the 2010 Finnish Corporate Governance Code as the termination payment payable due to the termination of Nokia’s former President and CEO Stephen Elop’s service contract exceeded the aggregate amount of his non-variable salary of two years. While we decide on our executives’ total compensation through benchmarking against similar companies, along with other factors, the company’s approach has been to keep the non-variable part rather small in proportion and emphasize the variable part. This compensation structure is designed to align the interest of executive officers with those of the shareholders and with Nokia’s performance. The termination payment was also significantly affected by the share price increase from the announcement of the transaction with Microsoft through the termination of Mr. Elop’s contract, as over 80% of the termination payment consisted of the value of his equity-based compensation. Moreover, in the end 70% of this termination payment was borne by Microsoft and the remaining 30% of the amount, equaling to EUR 7.3 million, by Nokia pursuant to the agreement between Nokia and Microsoft.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

ITEM 19.	EXHIBITS

*1	Articles of Association of Nokia Corporation.
4.1	Share Purchase Agreement by and among Siemens AG, Siemens International Holding B.V., Nokia Finance International B.V. and Nokia Corporation dated July 1, 2013.
4.2	Stock and Asset Purchase Agreement by and between Nokia Corporation and Microsoft International Holdings B.V. dated September 2, 2013.
6	See Note 29 to our consolidated financial statements included in Item 18 of this annual report for information on how earnings per share information was calculated.
8	List of significant subsidiaries.
12.1	Certification of Risto Siilasmaa, Chairman and interim Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Timo Ihamuotila, Chief Financial Officer and interim President of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.(a)	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.

GLOSSARY OF TERMS

3G (Third Generation Mobile Communications): The third generation of mobile communications standards designed for carrying both voice and data generally using WCDMA or close variants.

4G (Fourth Generation Mobile Communications): The fourth generation of mobile communications standards based on LTE, offering IP data connections only and providing true broadband Internet access for mobile devices.

5G (Fifth Generation Mobile Communications): The next major phase of mobile telecommunications standards. 5G will be the set of technical components and systems needed to handle new requirements and overcome the limits of current systems.

Access network: A telecommunications network between a local exchange and the subscriber station.

Asha: The product name for Nokia’s high-end feature phones and most affordable smartphones. The Asha devices were developed by our Mobile Phones business unit, which was part of the Devices & Services business sold to Microsoft. As part of Nokia’s transaction with Microsoft, Microsoft also acquired the Asha brand.

ASP (average selling price): A term used commonly for instance in the mobile devices industry to reflect an average price of a category of devices sold. There is no industry guidance or clear practice to follow when calculating presenting this figure. In this annual report Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

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

Continuing operations: refers to the continuing operations of Nokia following the sale of substantially all of our Devices & Services business to Microsoft. Nokia’s continuing operations include three businesses: Networks, HERE, and Technologies.

Convergence: The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence.

Core network: A combination of exchanges and the basic transmission equipment that together form the basis for network services.

Customer experience management (CEM) Software suite used to manage and improve the customer experience, based on customer, device and network insights.

Devices & Services: Nokia’s former mobile device business, most of which we sold to Microsoft.

Digital: A signaling technique in which a signal is encoded into digits for transmission.

Discontinued Operations: refers mainly in this report to those operations we divested to Microsoft.

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

FD-LTE (Frequency Division Long-term Evolution) also known as FDD (Frequency Division Duplex): A standard for LTE mobile broadband networks. Frequency Division means that separate, parallel connections are used to carry data from the base station to the mobile device (‘downlink’) and from the mobile device to the base station (‘uplink’).

Feature phone: Mobile devices that support a wide range of functionalities and applications, such as Internet connectivity and access to our services, but whose software capabilities are generally less powerful than those of smartphones. The feature phones manufactured by Nokia before the sale of our Devices & Services business were mostly based on the Series 30+ operating system.

Flexi Zone: A number of Flexi small cells which can be meshed together in a zone which collectively act as a single but distributed macro cell.

Flexi Multiradio base station: a system module platform developed to support higher GSM, HSPA+, LTE and LTE-A capacities and wider variety of BTS site configurations with minimized amount of equipment and with lower power consumption.

Global Services: a business unit within Networks. Global Services provides mobile operators with a broad range of services, including professional services, network implementation and customer care services.

GPS (Global Positioning System): Satellite-based positioning system that is used for reading geographical position and as a source of the accurate coordinated universal time.

GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands.

HERE: A Nokia company focused on location intelligence.

HSPA (High-Speed Packet Access): A wideband code division multiple access (WCDMA or 3G) feature that refers to both 3GPP high-speed downlink packet access and high-speed uplink packet access.

ICT: Information and communications technology.

Implementation patents: Implementation patents include technologies used to implement functionalities in products or services which are not covered by commitments to standards setting organizations, so they typically offer product differentiation by giving competitive advantage, such as increased performance, smaller size or improved battery life and the patent owner has no obligation to license them to others.

IMS (IP Multimedia Subsystem): Architectural framework designed to deliver IP based multimedia services on telco networks. Standardized by 3GPP.

Internet Protocol: A network layer protocol that offers a connectionless Internet work service and forms part of the TCP/IP protocol.

IP (Intellectual property): Intellectual property results from original creative thought, covering items such as patents, copyright material, trademarks, as well as business models and plans.

IPR (Intellectual Property Right): Legal right protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example, patents, that have an economic value.

IP licensing: Generally refers to an agreement or an arrangement where a company allows another company to use its intellectual property (such as patents, trademarks or copyrights under certain terms.

IPTV (Internet Protocol television): Television services delivered over Internet protocol infrastructure through a telephone or cable network using a broadband access line.

Java: An object-oriented programming language that is intended to be hardware and software independent.

Liquid Applications: Applications which can be hosted on an IT server blade and data storage included within a base station which can utilize real time network information.

Liquid Core: NSN’s proprietary name for a core network product suite which enables dynamic capacity allocation across the different network functions.

LTE (Long-Term Evolution): 3GPP radio technology evolution architecture and a standard for wireless communication of high-speed data. Also referred to as 4G.

LTE Advanced (LTE-A): the evolution of LTE that allows operators to use more than one spectrum band in parallel and defines a set of techniques focused on enhancing the mobile broadband user experience, as well as reducing the cost per bit.

Lumia: the product name for the family of smartphones we made based on the Windows Phone operating system.

Microcell: a cell in a mobile phone network served by a low power cellular base station covering a limited area, typically up to 2 kilometer wide.

Mobile broadband: mobile broadband refers to high-speed wireless Internet connections and services designed to be used from arbitrary locations.

Mobile Broadband: a business unit with Networks. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services.

Mobile phone: A generic term for devices that are used for mobile communications over a cellular network. Often used to refer to mobile devices whose software capabilities are generally less powerful than those of smartphones. See also Feature phone.

Mobile Phones: one of the two business units of Nokia’s Devices & Services business, which was sold to Microsoft. The Mobile Phones unit was focused on the area of mass market entry and feature phones as well as affordable smartphones.

Multiradio: Able to support several different radio access technologies.

Networks: a Nokia business focused on network infrastructure software, hardware and services.

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

NSN: short for Nokia Solutions and Networks, the former name of our Networks business. NSN was also earlier known as Nokia Siemens Networks until Nokia acquired Siemens’ 50% stake in the joint venture in 2013.

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

Picocell: A small cellular basestation typically covering a small area typically up to 200 meter wide. Typically used to extend coverage to indoor areas or to add network capacity in areas with very dense phone usage, such as train stations.

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

Radio Access Network (RAN): A mobile telecommunications system consisting of radio base stations and transmission equipment.

Series 30+: A software platform that powered Nokia’s most cost-effective voice and messaging feature phones.

Single RAN Single RAN allows different radio technologies to be provided at the same time from a single base station, using a multi-purpose platform.

Small Cells: low-powered radio access nodes (micro cells or pico cells) and are a vital element to handling very dense data traffic demands. 3G and LTE small cells use spectrum licensed by the operator; WiFi uses unlicensed spectrum which is therefore not under the operator’s exclusive control.

Smart Devices: one of the two business units of Nokia’s Devices & Services business, which was sold to Microsoft. The Smart Devices business unit focused on our most advanced mobile devices, including smartphones powered by the Windows Phone operating system.

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

Standard-essential patents: Generally, patents needed to produce products which work on a standard, which companies declare as essential and agree to license on fair, reasonable and non-discriminatory (FRAND) terms.

Subscription: The contract between a mobile phone subscriber and the network carrier for its mobile phone services.

Symbian: A software platform which powered Nokia smartphones.

TD-LTE Time Division Long Term Evolution, also known as TDD (Time Division Duplex): An alternative standard for LTE mobile broadband networks. Time Division means that a single connection is used alternately to carry data from the base station to the mobile device (‘downlink’) and then from the mobile device to the base station (‘uplink’).

TD-SCDMA (time division synchronous code division multiple access): An alternative 3G standard.

Technologies: A Nokia business focused on advanced technology development and licensing,

Technology licensing: Generally refers to an agreement or arrangement where a company provides under certain terms another company its technology and possibly know-how, whether protected by intellectual property or not, for use in products or services offered by the other company.

Transmission: The action of conveying signals from one point to one or more other points.

VDSL (very high bit rate digital subscriber line): A form of digital subscriber line similar to asymmetric digital subscriber line (ADSL) but providing higher speeds at reduced lengths.

VoIP (Voice over Internet Protocol): Use of the Internet protocol to carry and route two-way voice communications.

VoLTE (Voice over LTE) required to offer voice services on an all-IP LTE network and generally provided using IMS.

WCDMA (Wideband Code Division Multiple Access): A third-generation mobile wireless technology that offers high data speeds to mobile and portable wireless devices.

Wi-Fi: A technology enabling an electronic device to transfer data wirelessly over a network, including high-speed Internet connections.

Windows 8: A version of the Microsoft Windows operating system, developed by Microsoft. Windows 8 shares many of the same core technologies as Windows Phone 8, the latest version of the software platform designed for smartphones.

Windows Phone: A software platform developed by Microsoft that Nokia deployed as its principal smartphone operating system. As a result of the acquisition whereby Nokia sold substantially all of its Devices & Services business to Microsoft, Nokia has exited the mobile devices market.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nokia Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Oy

Helsinki, Finland

April 30, 2014

Nokia Corporation and Subsidiaries

Consolidated Income Statements

		Financial year ended December 31
	Notes	2013	2012(1)	2011(1)
		EURm	EURm	EURm
Continuing operations
Net sales		12 709	15 400	15 968
Cost of sales		(7 364)	(9 841)	(10 408)

Gross profit		5 345	5 559	5 560
Research and development expenses		(2 619)	(3 081)	(3 334)
Selling and marketing expenses		(974)	(1 372)	(1 608)
Administrative and general expenses		(697)	(690)	(735)
Impairment of goodwill	9	—	—	(1 090)
Other income	8	272	276	151
Other expenses	8, 9	(808)	(1 513)	(332)

Operating profit (loss)	2-11, 25	519	(821)	(1 388)
Share of results of associated companies	16, 32	4	(1)	(23)
Financial income and expenses	9, 12	(280)	(357)	(131)

Profit (loss) before tax		243	(1 179)	(1 542)
Income tax	13	(202)	(304)	(73)

Profit (loss) from continuing operations		41	(1 483)	(1 615)

Profit (loss) from continuing operations attributable to equity holders of the parent		186	(771)	(1 272)
Loss from continuing operations attributable to non-controlling interests		(145)	(712)	(343)

		41	(1 483)	(1 615)

(Loss) profit from discontinued operations	3	(780)	(2 303)	128

(Loss) profit from discontinued operations attributable to equity holders of the parent		(801)	(2 334)	109
Profit from discontinued operations attributable to non-controlling interests		21	31	19

		(780)	(2 303)	128

Loss for the year		(739)	(3 786)	(1 487)

Loss attributable to equity holders of the parent		(615)	(3 105)	(1 163)
Loss attributable to non-controlling interests		(124)	(681)	(324)

		(739)	(3 786)	(1 487)

		2013	2012	2011
		EUR	EUR	EUR
Earnings per share from continuing and discontinued operations (for profit (loss) attributable to the equity holders of the parent)	29
Basic earnings per share
From continuing operations		0.05	(0.21)	(0.34)
From discontinued operations		(0.22)	(0.63)	0.03
From the profit of the year		(0.17)	(0.84)	(0.31)
Diluted earnings per share
From continuing operations		0.05	(0.21)	(0.34)
From discontinued operations		(0.22)	(0.63)	0.03
From the profit of the year		(0.17)	(0.84)	(0.31)

		2013	2012	2011
Average number of shares (000’s shares)	29
Basic
From continuing operations		3 712 079	3 710 845	3 709 947
From discontinued operations		3 712 079	3 710 845	3 709 947
From the profit of the year		3 712 079	3 710 845	3 709 947
Diluted
From continuing operations		3 733 364	3 710 845	3 709 947
From discontinued operations		3 712 079	3 710 845	3 717 034
From the profit of the year		3 712 079	3 710 845	3 709 947

(1)	Full years 2012 and 2011 reflect the retrospective application of Revised IAS 19 Employee Benefits.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

		Financial year ended December 31
	Notes	2013	2012(1)	2011(1)
		EURm	EURm	EURm
Loss		(739)	(3 786)	(1 487)

Other comprehensive income (expense)
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	6	83	(228)	(36)
Items that may be reclassified subsequently to profit or loss
Translation differences	23	(496)	41	9
Net investment hedges	23	114	(58)	(37)
Cash flow hedges	22	3	(41)	116
Available-for-sale investments	22	49	35	70
Other increase (decrease), net		5	10	(17)
Income tax related to components of other comprehensive (expense) income	22, 23	(2)	34	(4)

Other comprehensive (expense) income, net of tax		(244)	(207)	101

Total comprehensive expense		(983)	(3 993)	(1 386)

Total comprehensive expense attributable to
equity holders of the parent		(863)	(3 281)	(1 089)
non-controlling interests		(120)	(712)	(297)

		(983)	(3 993)	(1 386)

Total comprehensive income (expense) attributable to equity holders of the parent arises from:
Continuing operations		34	(831)	(1 200)
Discontinued operations		(897)	(2 450)	111

		(863)	(3 281)	(1 089)

(1)	Full years 2012 and 2011 reflect the retrospective application of Revised IAS 19 Employee Benefits.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Financial Position

		December 31
	Notes	2013	2012(1)
		EURm	EURm
ASSETS
Non-current assets
Goodwill	14	3 295	4 876
Other intangible assets	14	296	647
Property, plant and equipment	15	566	1 431
Investments in associated companies	16	65	58
Available-for-sale investments	17	741	689
Deferred tax assets	26	890	1 279
Long-term loans receivable	17, 35	96	125
Other non-current assets		99	218

		6 048	9 323

Current assets
Inventories	19, 21	804	1 538
Accounts receivable, net of allowances for doubtful accounts (2013: EUR 124 million, 2012: EUR 248 million)	17, 21, 35	2 901	5 551
Prepaid expenses and accrued income	20	660	2 682
Current income tax assets		146	495
Current portion of long-term loans receivable	17, 35	29	35
Other financial assets	17, 18, 35	285	451
Investments at fair value through profit and loss, liquid assets	17, 35	382	415
Available-for-sale investments, liquid assets	17, 35	956	542
Available-for-sale investments, cash equivalents	17, 35	3 957	5 448
Bank and cash	35	3 676	3 504

		13 796	20 661

Assets held for sale	15, 17	89	—
Assets of disposal groups classified as held for sale	3	5 258	—

Total assets		25 191	29 984

	Notes
SHAREHOLDERS’ EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the parent
Share capital	24	246	246
Share issue premium		615	446
Treasury shares, at cost		(603)	(629)
Translation differences	23	434	746
Fair value and other reserves	22	80	(5)
Reserve for invested non-restricted equity		3 115	3 136
Retained earnings		2 581	3 997

		6 468	7 937
Non-controlling interests		192	1 302

Total equity		6 660	9 239

Non-current liabilities
Long-term interest-bearing liabilities	17, 35	3 286	5 087
Deferred tax liabilities	26	195	701
Other long-term liabilities		630	997
Provisions	28	242	304

		4 353	7 089

Current liabilities
Current portion of long-term loans	17, 35	3 192	201
Short-term borrowings	17, 35	184	261
Other financial liabilities	17, 18, 35	35	90
Current income tax liabilities	13	484	499
Accounts payable	17, 35	1 842	4 394
Accrued expenses and other liabilities	27	3 033	6 223
Provisions	28	680	1 988

		9 450	13 656

Liabilities of disposal groups classified as held for sale	3	4 728	—

Total shareholders’ equity and liabilities		25 191	29 984

(1)	December 31, 2012 reflects the retrospective application of Revised IAS 19 Employee Benefits.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Cash Flows

		Financial year ended December 31
	Notes	2013	2012(1)	2011(1)
		EURm	EURm	EURm
Cash flow from operating activities
Loss attributable to equity holders of the parent		(615)	(3 105)	(1 163)
Adjustments, total	33	1 789	3 841	3 488
Change in net working capital	33	(945)	119	(641)

Cash generated from operations		229	855	1 684
Interest received		92	130	190
Interest paid		(208)	(277)	(283)
Other financial income and expenses, net		345	(584)	264
Income taxes paid, net		(386)	(478)	(718)

Net cash from / used in operating activities		72	(354)	1 137

Cash flow from investing activities
Acquisition of businesses, net of acquired cash		—	13	(817)
Purchase of current available-for-sale investments, liquid assets		(1 021)	(1 668)	(3 676)
Purchase of investments at fair value through profit and loss, liquid assets		—	(40)	(607)
Purchase of non-current available-for-sale investments		(53)	(55)	(111)
Purchase of shares in associated companies		(8)	(1)	(2)
Payment of other long-term receivables		(1)	—	(14)
Proceeds from (payment of) short-term loans receivable		4	24	(31)
Capital expenditures		(407)	(461)	(597)
Proceeds from disposal of businesses, net of disposed cash		(63)	(15)	(2)
Proceeds from disposal of shares in associated companies		—	5	4
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		586	2 355	6 090
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets		—	86	1 156
Proceeds from sale of non-current available-for-sale investments		129	37	57
Proceeds from sale of fixed assets		138	279	48
Dividends received		5	3	1

Net cash used in / from investing activities		(691)	562	1 499

Cash flow from financing activities
Other contributions from shareholders		—	—	546
Purchase of a subsidiary’s equity instruments		(1 707)	—	—
Proceeds from long-term borrowings		2 291	752	1
Repayment of long-term borrowings		(862)	(266)	(51)
Repayment of short-term borrowings		(128)	(196)	(59)
Dividends paid		(71)	(755)	(1 536)

Net cash used in financing activities		(477)	(465)	(1 099)

Foreign exchange adjustment		(223)	(27)	107

Net increase (decrease) in cash and cash equivalents		(1 319)	(284)	1 644

Cash and cash equivalents at beginning of period		8 952	9 236	7 592

Cash and cash equivalents at end of period		7 633	8 952	9 236

Nokia Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

December 31
	Notes	2013	2012	2011
		EURm	EURm	EURm
Cash and cash equivalents comprise of:
Bank and cash		3 676	3 504	1 957
Current available-for-sale investments, cash equivalents	17, 35	3 957	5 448	7 279

		7 633	8 952	9 236

The figures in the consolidated statement of cash flows combine cash flows relating to both continuing and discontinued operations. Note 3 includes information about discontinued operations cash flows.

The figures in the consolidated statement of cash flows cannot be directly traced from the consolidated statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

(1)	Full years 2012 and 2011 reflect the retrospective application of Revised IAS 19 Employee Benefits.

See Notes to Consolidated Financial Statements.

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

	Number of shares (000’s)	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested non-restrict. equity	Retained earnings	Equity holders of the parent	Non- controlling interests	Total
Balance at December 31, 2010	3 709 130	246	312	(663)	825	9	3 161	10 500	14 390	1 858	16 248

Remeasurement on defined benefit pensions, net of tax						(7)			(7)	(17)	(24)
Translation differences					(26)				(26)	35	9
Net investment hedges, net of tax					(28)				(28)		(28)
Cash flow hedges, net of tax						84			84	10	94
Available-for-sale investments, net of tax						67			67		67
Other decrease, net								(16)	(16)	(1)	(17)
Profit								(1 163)	(1 163)	(324)	(1 487)
Total comprehensive income		—	—	—	(54)	144	—	(1 179)	(1 089)	(297)	(1 386)
Share-based compensation			18						18		18
Excess tax benefit on share-based compensation			(3)						(3)	(1)	(4)
Settlement of performance and restricted shares	1 059		(11)	19			(13)		(5)		(5)
Contributions from shareholders			46						46	500	546
Dividend								(1 484)	(1 484)	(39)	(1 523)
Acquisitions and other change in non-controlling interests									—	15	15
Total of other equity movements		—	50	19	—	—	(13)	(1 484)	(1 428)	475	(953)

Balance at December 31, 2011	3 710 189	246	362	(644)	771	153	3 148	7 837	11 873	2 036	13 909

Remeasurement on defined benefit pensions, net of tax						(127)			(127)	(79)	(206)
Translation differences					42				42	(2)	40
Net investment hedges, net of tax					(67)				(67)		(67)
Cash flow hedges, net of tax						(67)			(67)	47	(20)
Available-for-sale investments, net of tax						36			36		36
Other increase, net								7	7	3	10
Loss								(3 105)	(3 105)	(681)	(3 786)
Total comprehensive income		—	—	—	(25)	(158)	—	(3 098)	(3 281)	(712)	(3 993)
Share-based compensation			1						1		1
Excess tax benefit on share-based compensation			3						3		3
Settlement of performance and restricted shares	796		(5)	15			(12)		(2)		(2)
Dividend								(742)	(742)	(22)	(764)
Convertible bond—equity component			85						85		85
Total of other equity movements		—	84	15	—	—	(12)	(742)	(655)	(22)	(677)

Nokia Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

	Number of shares (000’s)	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested non-restrict. equity	Retained earnings	Equity holders of the parent	Non- controlling interests	Total
Balance at December 31, 2012	3 710 985	246	446	(629)	746	(5)	3 136	3 997	7 937	1 302	9 239

Remeasurement on defined benefit pensions, net of tax						55			55	25	80
Translation differences					(468)				(468)	(28)	(496)
Net investment hedges, net of tax					114				114		114
Cash flow hedges, net of tax						(3)			(3)	7	4
Available-for-sale investments, net of tax						49			49		49
Other increase, net								5	5		5
Loss								(615)	(615)	(124)	(739)
Total comprehensive income		—	—	—	(354)	101	—	(610)	(863)	(120)	(983)
Share-based compensation			25						25		25
Settlement of performance and restricted shares	1 404		(7)	26			(21)		(2)		(2)
Dividend								—	—	(37)	(37)
Acquisition of non-controlling interest			(3)		42	(16)		(806)	(783)	(924)	(1 707)
Other change in non-controlling interest									—	(29)	(29)
Convertible bond—equity component			154						154		154
Convertible bond—conversion to equity	38						—		—		—
Total of other equity movements		—	169	26	42	(16)	(21)	(806)	(606)	(990)	(1 596)

Balance at December 31, 2013	3 712 427	246	615	(603)	434	80	3 115	2 581	6 468	192	6 660

Dividends declared per share were EUR 0.37 for 2013 (EUR 0.00 for 2012 and EUR 0.20 for 2011), subject to shareholders’ approval.

1.	Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation (“Nokia” or “the Group”), a Finnish public limited liability company with domicile in Helsinki, in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“IFRS”). The consolidated financial statements are presented in millions of euros (“EURm”), except as noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform to Finnish accounting legislation. Nokia’s Board of Directors authorized the financial statements for 2013 for issuance and filing on April 30, 2014.

In the prior year, the Group’s operational structure featured three businesses: Devices & Services, HERE and Nokia Siemens Networks, also referred to as NSN. For financial reporting purposes, the Group previously reported four operating segments: Smart Devices and Mobile Phones within the Devices & Services business, HERE and NSN.

On August 7, 2013 Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was previously a consolidated subsidiary and business owned by Nokia and Siemens. Upon acquisition, the name of the business was changed to Nokia Solutions and Networks, also referred to as NSN. As a result of the acquisition, NSN is now a wholly owned subsidiary of Nokia and Nokia reports two operating segments within the NSN business: Mobile Broadband and Global Services.

On September 3, 2013 Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia sold substantially all of its Devices & Services business to Microsoft (“Sale of the D&S Business”). Upon receiving shareholder confirmation and approval of the transaction at Nokia’s Extraordinary General Meeting in November 2013, substantially all of the Devices & Services business was determined to constitute discontinued operations. The financial results for the discontinued operations are now reported separately in accordance with IFRS 5 along with the luxury phone business Vertu which was disposed of in the last quarter of 2012. The Sale of D&S business was completed on April 25, 2014.

In connection with the transactions noted above, the Group considered how operating results are reported and reviewed by management and the Group’s Chief Operating Decision Maker, and identified four operating and reportable segments: Mobile Broadband and Global Services within NSN, HERE and Advanced Technologies.

The HERE brand was introduced for our location and mapping service in 2012, and as of January 1, 2013 our former Location & Commerce business and reportable segment was renamed HERE.

As announced by Nokia on April 29, 2014, Nokia has made certain changes to the names of its businesses and reportable segments. However, when presenting financial information as at December 31, 2013 and related comparative information for previous periods, we generally refer to the names of the businesses and reportable segments as they were named at December 31, 2013. However, the terms “Networks” and “Nokia Solutions and Networks, or “NSN”, as well as “Technologies” and “Advanced Technologies” can be used interchangeably in this annual report.

The consolidated statements of financial position and certain notes to the financial statements include changes in presentation format. To allow meaningful comparison between years, comparative information has been aligned with current presentation format.

Adoption of pronouncements under IFRS

In the current year, the Group has adopted all of the new and revised standards, amendments and interpretations to existing standards issued by the IASB that are relevant to its operations and effective for accounting periods commencing on or after January 1, 2013.

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

The adoption of each of the above mentioned standards did not have a material impact to the consolidated financial statements. Additional disclosures required by the new standards have been provided in the notes.

Revised IAS 19 Employee Benefits discontinues use of the ‘corridor’ approach and re-measurement impacts are recognized in other comprehensive income. Net interest as a product of discount rate and adjusted net pension liability at the start of the annual reporting period is recognized in the consolidated income statements while the return on plan assets, excluding amounts included in net interest, is reflected in remeasurements within other comprehensive income. Previously unrecognized actuarial gains and losses are also recognized in other comprehensive income. Other long-term employee benefits are required to be measured in the same way even though changes in the recognized amounts are fully reflected in profit or loss. Treatment for termination benefits, specifically the point in time when an entity would recognize a liability for termination benefits, is also revised.

As a result of adopting the revised IAS 19, the net pension liabilities and other comprehensive income were impacted mainly by the retrospectively applied elimination of the ‘corridor’ approach for 2012 and 2011. In total, for 2012, net pension liabilities increased by EUR 232 million (EUR 9 million for 2011) and other comprehensive income decreased by EUR 206 million (EUR 24 million in 2011), net of tax.

In addition, a number of other amendments that form part of the IASB’s annual improvement project were adopted by the Group. The adoption of these amendments did not have a material impact to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Nokia’s parent company (“Parent Company”), and each of those companies over which the Group exercises control. The Group controls an entity when the Group is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group’s share of profits and losses of associates is included in the consolidated income statement in accordance with the equity method of accounting. An associate is an entity over which the Group exercises significant influence. Significant influence is generally presumed to exist when the Group owns, directly or indirectly through subsidiaries, over 20% of the voting rights of the company.

All inter-company transactions are eliminated as part of the consolidation process. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In the consolidated statement of financial position, non-controlling interests are presented within equity, separately from the equity of the owners of the parent.

The entities or businesses acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly, the results of a Group entity or business divested during an accounting period is included in the Group accounts only to the date of disposal.

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

The Group conducts its impairment testing by determining the recoverable amount for the asset or cash-generating unit. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal or its value in use. If there is no reason to believe that the cash-generating unit’s value in use materially exceeds its fair value less costs of disposal, the Group may use fair value less costs of disposal as its recoverable amount.

A cash-generating unit, as determined for the purposes of the Group’s goodwill impairment testing, is the smallest group of assets (including goodwill) generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In testing a cash-generating unit for impairment, the Group identifies all corporate assets that relate to the cash-generating unit under review and those assets are allocated, on a reasonable and consistent basis, to the relevant units. The aggregate total carrying amount of the unit, including the portion of the carrying amount of the corporate assets allocated to the unit, is compared with its recoverable amount. An impairment loss is recognized if the recoverable amount is less than the carrying amount. Impairment losses are recognized immediately in the income statement.

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

Discontinued operations and assets held for disposal

Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a major line of business or geographical area of operations or (2) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. In the consolidated income statement, results from discontinued operations is reported separately from income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in Note 3. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and the sale must be highly probable. Non-current assets classified as held for sale and disposal groups are measured at the lower of their carrying amount or fair value less costs to sell.

Foreign currency translation

Functional and presentation currency

The financial statements of all Group companies are measured using functional currency, which is the currency of the primary economic environment in which each of the companies operate. The consolidated financial statements are presented in euro, which is the functional and presentation currency of the Parent Company.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency monetary assets and liabilities are valued at the rates of exchange prevailing at the end of the accounting period. Foreign exchange gains and losses arising from statement of financial position items are reported in financial income and expenses. Unrealized foreign exchange gains and losses related to non-current available-for-sale investments are recognized in other comprehensive income.

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

Revenue recognition

Revenues within the Group are generally recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. When management determines that such criteria have been met, revenue is recognized.

NSN enters into transactions which involve multiple components consisting of any combination of hardware, services and software. Within these arrangements, separate components are identified and accounted for based on the nature and fair value of those components and considering the economic substance of the entire arrangement. Revenue is allocated to each separately identifiable component based on the relative fair value of each component. The fair value of each component is determined by taking into consideration factors such as the price of the component when sold separately and the component cost plus a reasonable margin when price references are not available. This determination of the fair value and allocation thereof to each separately identifiable component of a transaction requires the use of estimates and judgment which may have a significant impact on the timing and amount of revenue recognized for the period. Service revenue, which typically includes managed services and maintenance services, is generally recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the rendering of services.

Also at NSN, certain revenue is recognized from contracts involving solutions achieved through modification of complex telecommunications equipment on a percentage of completion basis when the outcome of the contract can be estimated reliably. Recognized revenues and profit estimates are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. Current sales and profit estimates for projects may materially change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers’ plans, realization of penalties, and other corresponding factors.

Within the HERE business, a substantial majority of revenue is derived from the licensing of the HERE database. Revenue which consists of license fees from usage (including license fees in excess of the nonrefundable minimum fees), are recognized in the period in which the license fees are estimable. Nonrefundable minimum annual licensing fees are generally received upfront and represent a minimum guarantee of fees to be received from the licensee during the period of the arrangement. The total up-front fee paid by the customer is generally amortized ratably over the term of the arrangement. When it is determined that the actual amount of licensing fees earned exceeds the cumulative revenue recognized under the amortization method, we recognize the additional licensing revenue. Furthermore, within the HERE business, some licensing arrangements contain multiple elements, that could include data, software, services and updates. Revenue is allocated to each element based on its relative fair value and is recognized as the element is delivered and the obligation is fulfilled.

Advanced Technologies’ patent license agreements are multi-year arrangements usually covering both a licensee’s past and future sales until a certain agreed date, when the license expires. When a patent license agreement is signed, it typically includes an agreement or settlement on past royalties that the licensor is entitled to. Such income for past periods is recognized immediately. The license payments relating to the future royalties are recognized over the remaining contract period, typically 5 to 10 years. Licensees often pay a fixed license fee in one or more installments and running royalties based on their sales of licensed products. Licensees generally report and pay their running royalties on a quarterly basis after the end of each quarter and Nokia revenue recognition takes place accordingly at the time the royalty reports are received.

Within Devices & Services business reported as discontinued operations, a sale of devices can include multiple components consisting of a combination of hardware, services and software. The commercial effect of each separately identifiable element of the transaction is evaluated in order to determine the appropriate accounting treatment for each component of the transaction. The total amount received is allocated to individual components based on their estimated fair value. Fair value of each component is determined by taking into consideration factors such as the price when the component is sold separately, the price when a similar component is sold separately by a third party and cost plus a reasonable margin when pricing references are not available. The estimated fair values are allocated first to software and services, and the residual amount allocated to hardware. Application of the recognition criteria described above generally results in recognition of hardware related revenue at the time of delivery with software and services related revenue recognized on a straight-line basis over their respective terms.

Also within the Devices & Services business, estimated reductions to revenue are recorded for special pricing agreements, and other volume based discounts at the time of sale. Sales adjustments for volume based discount programs are estimated largely based on historical activity under similar programs.

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

In a defined contribution plan, the Group has no legal or constructive obligation to make any additional contributions even if the party receiving the contributions is unable to pay the pension obligations in question. The Group’s contributions to defined contribution plans, multi-employer and insured plans are recognized in the consolidated income statement in the period which the contributions relate to.

If a pension plan is funded through an insurance contract where the Group does not retain any legal or constructive obligations, the plan is treated as a defined contribution plan. All arrangements that do not fulfill these conditions are considered defined benefit plans.

For defined benefit plans, pension costs are assessed using the projected unit credit method: Pension cost is recognized in the consolidated income statements so as to spread the current service cost over the service lives of employees. Pension obligation is measured as the present value of the estimated future cash outflows using interest rates on high quality corporate bonds with appropriate maturities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past service costs and settlement gains and losses are recognized immediately in income as part of service cost, when the plan amendment or settlement occurs. Curtailment gains and losses are accounted for as past service costs.

The liability (or asset) recognized in the consolidated statements of financial position is the pension obligation at the closing date less the fair value of plan assets including effects of asset ceilings (if any).

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling and the return on plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with the corresponding change to retained earnings recognized through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit and loss in subsequent periods.

Actuarial valuations for the Group’s defined benefit pension plans are performed annually. In addition, actuarial valuations are performed when a curtailment or settlement of a defined benefit plan occurs.

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

Land and water areas are not depreciated. Assets held for sale are not depreciated as they are carried at the lower of carrying value or fair value less costs to sell.

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

Leases

The Group has entered into various operating lease contracts. The related payments are treated as rentals and recognized in the consolidated income statements on a straight-line basis over the lease terms unless another systematic approach is more representative of the pattern of the user’s benefit.

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

Fair value measurement

Many financial instruments are measured at fair value at each reporting date after initial recognition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest by using quoted market rates, discounted cash flow analyses and other appropriate valuation models. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2—Valuation techniques for which significant inputs other than quoted prices are directly or indirectly observable

•	Level 3—Valuation techniques for which significant inputs are unobservable

The Group categorizes assets and liabilities that are measured at fair value to the appropriate level of fair value hierarchy at the end of each reporting period.

Financial assets

The Group has classified its financial assets to the following categories: available-for-sale investments, loans and receivables, financial assets at fair value through profit or loss and bank and cash.

Available-for-sale investments

The Group invests a portion of cash needed to cover projected cash needs of its on-going operations in highly liquid, interest-bearing investments and certain equity instruments. The following investments are classified as available-for-sale based on the purpose for acquiring the investments as well as ongoing intentions: (1) Highly liquid fixed income and money-market investments that are readily convertible to known amounts of cash with maturities at acquisition of 3 months or less, which are classified in the consolidated statements of financial position as current available-for-sale investments, cash equivalents. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of changes in value. (2) Similar types of investments as in category (1), but with maturities at acquisition of longer than 3 months, are classified in the consolidated statements of financial position as current available-for-sale investments, liquid assets. (3) Investments in technology related publicly quoted equity shares, or unlisted private equity shares and unlisted funds, are classified in the consolidated statements of financial position as non-current available-for-sale investments.

Investments in publicly quoted equity shares are measured at fair value using exchange quoted bid prices. Other available-for-sale investments carried at fair value include holdings in unlisted shares where the fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, and (3) analysis of market prospects and operating performance of the target companies taking into consideration the public market of comparable companies in similar industry sectors. The Group uses judgment to select an appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Changes in these assumptions may cause the Group to recognize impairments or losses in future periods.

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

The changes in fair value of available-for-sale investments are recognized in fair value and other reserves as part of shareholders’ equity, with the exception of interest calculated using the effective interest method as well as foreign exchange gains and losses on monetary assets, which are recognized directly in profit and loss. Dividends on available-for-sale equity instruments are recognized in profit and loss when the Group’s right to receive payment is established. When the investment is disposed of, the related accumulated changes in fair value are released from shareholders’ equity and recognized in profit and loss. The weighted average method is used when determining the cost basis of publicly listed equities being disposed of by the Group. The FIFO (First-in First-out) method is used to determine the cost basis of fixed income securities being disposed of by the Group.

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

Investments at fair value through profit and loss, liquid assets

Certain highly liquid financial assets are designated as Investments at fair value through profit and loss, liquid assets, at inception. For these investments one of the following criteria must be met: (1) the designation eliminates or significantly reduces an inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on a different basis; or (2) the assets are part of a group of financial assets, which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.

These investments are initially recognized and subsequently remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in profit and loss.

Loans receivable

Loans receivable include loans to customers and suppliers. Loans receivable are initially measured at fair value and subsequently at amortized cost less impairment using the effective interest method. Loans are subject to regular and thorough review as to their collectability and available collateral. In the event that a loan is deemed not fully recoverable, a provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Loan interest is recognized in interest income. The long-term portion of loans receivable is included on the consolidated statement of financial position under long-term loans receivable and the current portion under current portion of long-term loans receivable.

Bank and cash

Bank and cash consist of cash at bank and in hand.

Accounts receivable

Accounts receivable are carried at the original amount due from customers less allowances for doubtful accounts, which is considered to be fair value. Allowances for doubtful accounts are based on a monthly review of all outstanding amounts where significant doubt about collectability exists. Monthly review includes an analysis of historical bad debt, customer concentrations, customer creditworthiness, past due amounts, current economic trends and changes in our customer payment terms. Allowance for doubtful accounts is included in other operating expenses.

Financial liabilities

Compound financial instruments

Compound financial instruments have both a financial liability and an equity component from the issuers’ perspective. The components are defined based on the terms of the financial instrument and presented and measured separately according to their substance. At initial recognition of a compound financial instrument, the financial liability component is recognized at fair value and the residual amount is allocated to the equity component. This allocation is not revised subsequently. The Group has issued convertible bonds, which are compound financial instruments, and their financial liability component is accounted for as a loan payable.

Loans payable

Loans payable are recognized initially at fair value, net of transaction costs incurred. In subsequent periods loans payable are measured at amortized cost using the effective interest method. Transaction costs and loan interest are recognized in financial income and expenses over the life of the instrument. The long-term portion of loans payable is included on the consolidated statement of financial position under long-term interest-bearing liabilities and the current portion under current portion of long-term loans.

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

Generally, the cash flows of a hedge are classified as cash flows from operating activities in the consolidated statements of cash flows as the underlying hedged items relate to the Group’s operating activities. When a derivative contract is accounted for as a hedge of an identifiable position relating to financing or investing activities, the cash flows of the contract are classified in the same manner as the cash flows of the position being hedged.

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

For derivatives not designated under hedge accounting but hedging identifiable exposures such as anticipated foreign currency denominated sales and purchases, the gains and losses are recognized in other operating income or expenses. The gains and losses on all other derivatives are recognized in financial income and expenses.

Embedded derivatives are identified and monitored by the Group. Embedded derivatives are measured at fair value at each balance sheet date with changes in the fair value recognized in profit and loss.

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

Cash flow hedges: Hedging of forecast foreign currency denominated sales and purchases

The Group applies hedge accounting for “Qualifying hedges”. Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future forecast foreign currency denominated sales and purchases that meet the following requirements: the cash flow being hedged must be “highly probable” and must present an exposure to variations in cash flows that could ultimately affect profit or loss, and the hedge must be highly effective both prospectively and retrospectively.

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in fair value and other reserves to the extent that the hedge is effective. For qualifying foreign exchange options, or option strategies, the change in intrinsic value is deferred in fair value and other reserves to the extent that the hedge is effective. In all cases, the ineffective portion is recognized immediately in profit and loss. Hedging costs, expressed either as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or change in the time value for options, or options strategies, are recognized in other operating income or expenses.

Accumulated changes in fair value from qualifying hedges are released from fair value and other reserves to profit and loss as adjustments to sales and cost of sales when the hedged cash flow affects profit and loss. Forecast foreign currency sales and purchases affect profit and loss at various dates up to approximately 1 year from the balance sheet date.

If the hedged cash flow is no longer expected to occur, all deferred gains or losses are released immediately to profit and loss. If the hedged cash flow ceases to be highly probable, but is still expected to occur, accumulated gains and losses remain in equity until the hedged cash flow affects profit and loss.

Cash flow hedges: Hedging of foreign currency risk of highly probable business acquisitions and other transactions

From time to time the Group hedges the cash flow variability due to foreign currency risk inherent in highly probable business acquisitions and other future transactions that result in the recognition of non-financial assets. When those non-financial assets are recognized in the consolidated statements of financial position, the gains and losses previously deferred are transferred from fair value and other reserves and included in the initial acquisition cost of the asset. The deferred amounts are ultimately recognized in profit and loss as a result of goodwill assessments in case of business acquisitions and through depreciation in case of other assets. In order to apply for hedge accounting, the forecast transactions must be highly probable and the hedges must be highly effective prospectively and retrospectively.

Cash flow hedges: Hedging of cash flow variability on variable rate liabilities

The Group applies cash flow hedge accounting for hedging cash flow variability on certain variable rate liabilities. The effective portion of the gain or loss relating to interest rate swaps hedging variable rate borrowings is deferred in fair value and other reserves. The gain or loss related to the ineffective portion is recognized immediately in profit and loss. For hedging instruments closed before the maturity date of the related liability, hedge accounting will immediately discontinue from that date onwards, with all the cumulative gains and losses on the hedging instruments recycled gradually to profit and loss when the hedged variable interest cash flows affect profit and loss.

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

If a hedge no longer meets the criteria for hedge accounting, hedge accounting ceases and any fair value adjustments made to the carrying amount of the hedged item while the hedge was effective are amortized to profit and loss in financial income and expenses based on the effective interest method.

Hedges of net investments in foreign operations

The Group also applies hedge accounting for its foreign currency hedging on net investments. Qualifying hedges are those properly documented hedges of the foreign exchange rate risk of foreign currency denominated net investments that are effective both prospectively and retrospectively.

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates is deferred in translation differences within consolidated shareholder’s equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in financial income and expenses. For qualifying foreign exchange options, the change in intrinsic value is deferred in translation differences within consolidated shareholder’s equity. Changes in the time value are at all times recognized directly in profit and loss as financial income and expenses. If a foreign currency denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in translation differences within consolidated shareholder’s equity. In all cases, the ineffective portion is recognized immediately in profit and loss.

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

Income taxes

The income tax expense comprises current tax and deferred tax. Current taxes are based on the results of the Group companies and are calculated according to local tax rules. Taxes are recognized in the consolidated income statements, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is recognized in other comprehensive income or equity, respectively.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It adjusts the amounts recorded where appropriate on the basis of amounts expected to be paid to the tax authorities. The amount of current income tax liabilities is adjusted when, despite management’s belief that tax return positions are supportable, it is more likely than not that certain tax positions will be challenged and may not be fully sustained upon review by tax authorities. The amounts recorded are based upon the estimated future settlement amount at each reporting date. Current income tax assets and liabilities are presented separately in the consolidated statements of financial position and amounts recorded in respect of uncertain tax positions are presented as part of current income tax liabilities.

Deferred tax assets and liabilities are determined, for all temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements using the liability method. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the tax losses, unused tax credits or deductible temporary differences can be utilized. Each reporting period deferred tax assets are assessed for realizability and when circumstances indicate it is no longer probable that deferred tax assets will be utilized, they are adjusted as necessary. Deferred tax liabilities are recognized for temporary differences that arise between the amounts initially recognized and the tax base of identifiable net assets acquired in business combinations. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The enacted or substantively enacted tax rates as of each balance sheet date that are expected to apply in the period when the asset is realized or the liability is settled are used in the measurement of deferred tax assets and liabilities.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Group expects a provision to be reimbursed, the reimbursement is recognized as an asset only when the reimbursement is virtually certain. The Group assesses the adequacy of its pre-existing provisions and adjusts the amounts as necessary based on actual experience and changes in facts and circumstances at each balance sheet date.

Restructuring provisions

The Group provides for the estimated cost to restructure when a detailed formal plan of restructuring has been completed, the restructuring plan has been announced by the Group and a reliable estimate of the amount can be made.

Project loss provisions

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

Material liability

The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each balance sheet date.

Intellectual property rights (IPR) provisions

The Group provides for the estimated future settlements related to asserted and unasserted past alleged IPR infringements based on the probable and estimable outcome of potential infringement.

Other provisions

The Group provides for other contractual and other obligations based on the expected cost of executing any such contractual and other commitments.

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

The Group has also issued certain stock options which are accounted for as cash-settled. Related employee services received, and the liability incurred, are measured at the fair value of the liability. The fair value of stock options is estimated based on the reporting date market value less the exercise price of the stock options. The fair value of the liability is remeasured at each reporting date and at the date of settlement and related change in fair value is recognized in the consolidated income statements over the relevant service periods.

Treasury shares

The Group recognizes acquired treasury shares as a reduction of equity at their acquisition cost. When cancelled, the acquisition cost of treasury shares is recognized in retained earnings.

Dividends

Dividends proposed by the Board of Directors are recorded in the consolidated financial statements when they have been approved by the shareholders at the Annual General Meeting.

Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year excluding shares purchased by the Group and held as treasury shares. Diluted earnings per share is calculated by adjusting the net profit attributable to equity holders of the parent to eliminate the interest expense of the convertible bonds and by adjusting the weighted average number of the shares outstanding with the dilutive effect of stock options, performance shares and restricted shares outstanding during the year as well as the assumed conversion of the convertible bonds.

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

Revenue recognition

The majority of the Group’s sales are recognized as revenue when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Sales could materially change if management’s assessment of such criteria changes. The Group enters into transactions involving multiple components consisting of any combination of hardware, services and software. The consideration received from these transactions is allocated to each separately identifiable component. The NSN allocation method is based on relative fair value, while the allocation of revenue for multiple component arrangements within the Devices & Services business reported as discontinued operations is based on the residual value method. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. Determination of the fair value for each component requires the use of estimates and judgment taking into consideration factors which may have a significant impact on the timing and amount of revenue recognition. Examples of such factors include price when the component is sold separately by the Group or the price when a similar component is sold separately by the Group or a third party.

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

Customer financing

The Group has provided a limited number of customer financing arrangements and agreed extended payment terms with selected customers. Should the actual financial position of the customers or general economic conditions differ from assumptions, the ultimate collectability of such financings and trade credits may be required to be re-assessed, which could result in a write-down of these balances and thus negatively impact future profits. From time to time the Group endeavors to mitigate this risk through transfer of its rights to the cash collected from these arrangements to third party financial institutions on a non-recourse basis in exchange for an upfront cash payment.

Allowances for doubtful accounts

The Group maintains allowances for doubtful accounts for estimated losses resulting from subsequent inability of customers to make required payments. If the financial conditions of customers were to deteriorate, reducing their ability to make payments, additional allowances may be required.

Inventory-related allowances and provisions

The Group periodically reviews inventory for excess amounts, obsolescence and declines in net realizable value below cost and records an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods.The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each balance sheet date.

Restructuring provisions

The Group provides for the estimated future cost related to restructuring programs. The provision made for restructuring is based on management’s best estimate. Changes in estimates of timing or amounts of costs to be incurred may become necessary as the restructuring program is implemented.

Project loss provisions

The Group provides for onerous contracts based on the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Due to the long-term nature of customer projects, changes in estimates of costs to be incurred, and therefore project loss estimates, may become necessary as the projects are executed.

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

Provision for intellectual property rights (IPR) infringements

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

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various valuation assumptions requiring management judgment. Actual results may differ from the forecasted amounts and the difference could be material. See also Note 10.

Assessment of the recoverability of long-lived assets, intangible assets and goodwill

The recoverable amounts for long-lived assets, intangible assets and goodwill have been determined based on the expected future cash flows attributable to the asset or cash-generating unit discounted to present value. The key assumptions applied in the determination of recoverable amount include discount rate, length of an explicit forecast period, estimated growth rates, profit margins and level of operational and capital investment. Amounts estimated could differ materially from what will actually occur in the future. See also Note 9.

Income taxes

Management judgment is required in determining current tax expense, uncertain tax positions, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Each reporting period deferred tax assets are assessed for realizability and when circumstances indicate it is no longer probable that deferred tax assets will be utilized, they are adjusted as necessary. In the event any deferred tax assets are to be re-recognized, they would be subject to a detailed analysis to assess any potential impact on the final amount to be recognized.

At December 31, 2013, Nokia’s continuing operations in Finland had approximately EUR 2.3 billion (calculated at the Finnish corporate tax rate of 20%) of net deferred tax assets that have not been recognized in the financial statements. A significant portion Nokia’s Finnish deferred tax assets are indefinite in nature and available against future Finnish taxable income. The Group will continue closely monitoring the realizability of these deferred tax assets, including assessing future financial performance of continuing activities in Finland. Should the recent improvements in continuing financial results be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

In the Netherlands and in certain other jurisdictions, the utilization of deferred tax assets is dependent on future taxable profit in excess of the profits arising from reversal of existing taxable temporary differences. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient taxable profits will be available in the future from which the reversal of temporary differences and tax losses can be deducted. Recognition therefore involves judgment with regard to future financial performance of a particular legal entity or tax group in which the deferred tax asset has been recognized.

Liabilities for uncertain tax positions are recorded based on estimates and assumptions when, despite management’s belief that tax return positions are supportable, it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by tax authorities. Furthermore, the Group has ongoing tax investigations in multiple jurisdictions, including India. If the final outcome of these matters differs from the amounts initially recorded, differences may impact the income tax expense in the period in which such determination is made.

Pensions and other long-term employee benefits

The determination of pension benefit obligation and expense for defined benefit pension plans and other long-term employee benefits is dependent on the Group’s selection of certain assumptions which are used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate and annual rate of increase in future compensation levels. A portion of plan assets is invested in equity securities, which are subject to equity market volatility. Changes in assumptions and actuarial conditions may materially affect the pension benefit obligation and future expense. See also Note 6.

New accounting pronouncements under IFRS

The Group will adopt the following new and revised standards, amendments and interpretations to existing standards issued by the IASB that are expected to be relevant to its operations and financial position:

IFRS 9 Financial Instruments reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement and will change the classification and measurement of the Group’s financial assets and introduced a new hedge accounting model. The Group is planning to adopt the standard on the revised effective date of not earlier than January 1, 2018. The Group will assess IFRS 9’s full impact when all phases have been completed and the final standard is issued.

The amendments described below will be adopted on January 1, 2014 and they are not expected to have a material impact on the financial condition and the results of operations of the Group.

Amendment to IAS 32 Offsetting Financial Assets and Financial Liabilities clarifies the meaning of “currently has a legally enforceable right to set-off”.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) adds guidance to IAS 36 Impairment of Assets on disclosure of recoverable amounts and discount rates.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39) makes it clear that IAS 39 Financial Instruments: Recognition and Measurement does not require discontinuing hedge accounting if a hedging derivative is novated, provided certain criteria are met.

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) clarifies IAS 19 Employee Benefits requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

IFRIC 21 Levies, an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets clarifies that the obligating event giving rise to a liability to pay a levy to a government agency is the activity that triggers the payment.

2.	Segment information

Nokia has three continuing businesses: NSN, HERE and Advanced Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within NSN, HERE and Advanced Technologies. Also, Devices & Services business, which is presented as discontinued operations, forms an operating and reportable segment.

Nokia adopted its current operational and reporting structure during 2013 in response to the following events:

•

On August 7, 2013 Nokia announced that it had completed the acquisition of Siemens’ stake in Nokia Siemens Networks, also referred to as NSN. Until then, NSN was reported as a single reportable segment. Following the completion of the transaction Nokia Solutions and Networks, also referred to as NSN (formerly Nokia Siemens Networks) became a wholly owned subsidiary of Nokia and the chief operating decision maker started to evaluate the business more from a product perspective. As a result, the NSN business has two operating and reportable segments, Mobile Broadband and Global Services.

•

On September 2, 2013 Nokia signed an agreement to enter into a transaction whereby Nokia sold substantially all of its Devices & Services business to Microsoft. After receiving shareholder confirmation and approval at Nokia’s Extraordinary General Meeting on November 19, 2013 for the transaction, Nokia began presenting substantially all of its former Devices & Services business as discontinued operations, and Advanced Technologies as an operating and reportable segment. Previously Advanced Technologies was part of the Devices & Services business. The Sale of the D&S Business was completed on April 25, 2014.

•

Substantially all of the former Devices & Services business is presented as discontinued operations and at the same time forms an operating and reportable segment. Discontinued business is described in more detail in note 3.

Prior period results have been regrouped and recasted for comparability purposes according to the new operational and reporting structure.

Nokia’s reportable segments represent the strategic business units that offer different products and services. The chief operating decision maker receives monthly financial information for these business units. Key financial performance measures of the reportable segments include primarily net sales and contribution/operating profit. Segment contribution for Mobile Broadband and Global Services consists of net sales, cost of sales and operating expenses, and excludes restructuring and associated charges, purchase price accounting related charges and certain other items not directly related to the segments. Operating profit is presented for HERE and Advanced Technologies. The chief operating decision maker evaluates the performance of its segments and allocates resources to them based on operating profit/contribution.

Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services.

Global Services provides mobile operators with a broad range of services from network planning and optimization to network implementation, system integration and care services, as well as managed services for network and service operations.

NSN Other includes net sales and related cost of sales and operating expenses of non-core businesses as well as Optical Networks business until May 6, 2013 when its divestment was completed. It also includes restructuring and associated charges as well as purchase price accounting related charges and certain other items for the NSN business.

HERE focuses on the development of location-based services and local commerce. The HERE brand was introduced for our location and mapping service in 2012, and as of January 1, 2013 our former Location & Commerce business and reportable segment was renamed HERE.

The Advanced Technologies business builds on Nokia’s Chief Technology Office (CTO) and Intellectual Property Rights activities. Advanced Technologies focuses on technology development and licensing and is planning to continue to build Nokia’s patent portfolio and expand its technology licensing program. Advanced Technologies includes net sales from both intellectual property right activities and technology licensing.

Corporate Common Functions consists of company-wide functions.

Devices & Services business focuses on developing and selling smartphones powered by the Windows Phone system, feature phones and affordable smart phones.

The accounting policies of the segments are the same as those described in Note 1. Nokia accounts for inter-segment revenues and transfers as if the revenues were to third parties, that is, at current market prices.

No single customer represents 10% or more of Group revenues.

Profit and Loss information
2013	Mobile Broadband(1)	Global Services(1)	NSN Other	NSN	HERE(1)	Advanced Technologies(1)	Corporate Common Functions	Elimina- tions	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Net sales to external customers(2)	5 346	5 752	182	11 280	914	515	—		12 709
Net sales to other segments	1	1	—	2	—	14	—	(16)	—
Depreciation and amortization	217	94	2	313	241	3	3		560
Impairment	1	1	6	8	—	—	12		20
Operating profit (loss)	420	693	(693)	420	(154)	310	(57)		519
Share of results of associated companies	—	—	8	8	1	—	(5)		4

2012	Mobile Broadband(1)	Global Services(1)	NSN Other	NSN	HERE(1)	Advanced Technologies(1)	Corporate Common Functions	Elimina- tions	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Net sales to external customers(2)	6 042	6 928	807	13 777	1 103	520	—		15 400
Net sales to other segments	1	1	—	2	—	14	—	(16)	—
Depreciation and amortization	351	198	38	587	496	3	2		1 088
Impairment	8	—	29	37	—	—	33		70
Operating (loss) profit	490	334	(1 619)	(795)	(301)	325	(50)		(821)
Share of results of associated companies	—	—	8	8	1	—	(10)		(1)

2011	Mobile Broadband(1)	Global Services(1)	NSN Other	NSN	HERE(1)	Advanced Technologies(1)	Corporate Common Functions	Elimina- tions	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Net sales to external customers(2)	6 335	6 737	969	14 041	1 091	836	—		15 968
Net sales to other segments	—	—	—	—	—	14	—	(14)	—
Depreciation and amortization	403	190	118	711	491	3	113		1 318
Impairment	—	—	19	19	1 091	—	134		1 244
Operating (loss) profit(3)	216	230	(743)	(297)	(1 526)	609	(174)		(1 388)
Share of results of associated companies	—	—	(17)	(17)	1	—	(7)		(23)

(1)	Represents an operating and reportable segment.
(2)	Net sales to external customers include the HERE sales to discontinued operations (EUR 154 million in 2013, EUR 374 million in 2012 and EUR 393 million in 2011).
(3)	HERE operating loss in 2011 includes a goodwill impairment loss of EUR 1 090 million.

Net sales to external customers by geographic area by location of customer	2013	2012	2011
	EURm	EURm	EURm
Finland(4)	594	659	955
United States	1 542	1 498	1 199
Japan	1 388	2 176	1 533
China	896	1 077	1 384
India	656	757	929
Germany	609	844	946
Brazil	511	805	845
Russia	421	476	542
Indonesia	410	418	475
Other	5 682	6 690	7 160

Total	12 709	15 400	15 968

(4)	All Advanced Technologies net sales is allocated to Finland.

Segment non-current assets by geographic area(5)	2013	2012
	EURm	EURm
Finland	529	1 662
USA	3 371	4 166
China	94	387
India	58	151
Other	194	588

Total	4 246	6 954

(5)	Comprises goodwill and other intangible assets and property, plant and equipment as well as assets held-for-sale.

3.	Discontinued operations

Nokia announced on September 3, 2013 that it had signed an agreement to sell substantially all of its Devices & Services business and license its patents to Microsoft. The transaction was approved by Nokia shareholders in an Extraordinary Shareholders’ meeting in November 2013, after which the results of the Devices & Services business were reclassified as discontinued operations. The transaction was completed on April 25, 2014.

Devices & Services is comprised of two previously reportable segments, Smart Devices and Mobile Phones as well as Devices & Services Other. Smart Devices focuses on Nokia’s most advanced products, including smartphones powered by the Windows Phone system and has profit-and-loss responsibility and end-to-end accountability for the full consumer experience, including product development, product management and product marketing. Mobile Phones focuses on the area of mass market entry and feature phones as well as affordable smart phones and has profit-and-loss responsibility and end-to-end accountability for the full consumer experience, including development, management and marketing of feature phone products, services and applications. Devices & Services Other includes net sales related to spare parts, related cost of sales and operating expenses and operating results of Vertu through October 12, 2012, the date of divestment of the business. Devices & Services Other also includes major restructuring projects/programs related to the Devices & Services business as well as other unallocated items.

Results of discontinued operations

	2013	2012	2011
	EURm	EURm	EURm
Net sales	10 735	15 152	23 091
Cost of sales	(8 526)	(12 320)	(17 292)

Gross profit	2 209	2 832	5 799
Research and development expenses	(1 130)	(1 658)	(2 211)
Selling and marketing expenses	(1 345)	(1 857)	(2 179)
Administrative and general expenses	(215)	(286)	(370)
Other income and expenses	(109)	(510)	(723)

Operating (loss) profit	(590)	(1 479)	316
Financial income and expenses	10	18	28
Income tax	(200)	(842)	(216)

(Loss) profit for the year	(780)	(2 303)	128

Depreciation and amortization	168	238	244

Cash flows (used in) discontinued operations

	2013	2012	2011
	EURm	EURm	EURm
Net cash used in operating activities	(1 062)	(2 252)	(95)
Net cash used in investing activities	(130)	(68)	(206)
Net cash used in financing activities	(21)	—	—

Net cash flow for the year	(1 213)	(2 320)	(301)

Effect of disposal on the financial position of the Group

2013
EURm
Goodwill and other intangible assets	1 426
Property plant and equipment	559
Deferred tax assets and non-current assets	381
Inventories	347
Trade and other receivables	691
Prepaid and other current assets	1 854

Assets of disposal groups classified as held for sale	5 258

Deferred tax liabilities and other liabilities	114
Trade and other payables	1 381
Deferred income and accrued expense	2 220
Provisions	1 013

Liabilities of disposal groups classified as held for sale	4 728

4.	Percentage of completion

Contract sales recognized under percentage of completion accounting were EUR 1 012 million in 2013 (EUR 3 431 million in 2012 and EUR 4 769 million in 2011). Service revenue for managed services and network maintenance contracts were EUR 2 318 in 2013 (EUR 2 655 million in 2012 and EUR 2 994 million in 2011).

Advances received related to construction contracts, included in accrued expenses and other liabilities, are EUR 14 million at December 31, 2013 (EUR 58 million in 2012). Included in accounts receivable are contract revenues recorded prior to billings of EUR 162 million at December 31, 2013 (EUR 700 million in 2012) and billings in excess of costs incurred are EUR 99 million at December 31, 2013 (EUR 216 million in 2012).

The aggregate amount of costs incurred and recognized profits (net of recognized losses) under construction contracts in progress since inception is EUR 13 049 million at December 31, 2013 (EUR 18 107 million in 2012).

Retentions related to construction contracts, included in accounts receivable, are EUR 23 million at December 31, 2013 (EUR 100 million at December 31, 2012).

5.	Personnel expenses

	2013	2012	2011
	EURm	EURm	EURm
Continuing operations
Wages and salaries	3 432	4 295	3 875
Share-based compensation expense	42	11	6
Pension expenses, net	206	232	220
Other social expenses	403	507	517

Personnel expenses total	4 083	5 045	4 618

Personnel	expenses include termination benefits.

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 160 million in 2013 (EUR 193 million in 2012 and EUR 175 million in 2011). Expenses related to defined benefit plans comprise the remainder.

Average personnel

	2013	2012	2011
NSN	52 564	64 052	71 825
HERE	5 897	6 441	7 187
Advanced Technologies and Corporate Common Functions	872	1 315	1 844

Nokia Group, continuing operations	59 333	71 808	80 856

6.	Pensions

The Group operates a number of post-employment plans in various countries including both defined contribution and defined benefit schemes. These plans expose the Group to actuarial risks such as, investment risk, interest rate risk, life expectancy risk and salary risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country. These characteristics and risks are further described below relating to the plans included in the continuing operations of the Group.

Any of the following 2013 disclosures are attributable to the continuing operations only. Disclosures relating to 2012 and 2011 comparative annual periods represent the results for the entire consolidated Group. Accordingly, the current year results are not directly comparable to the prior periods.

Change in accounting policy

At January 1, 2013, the Group adopted the revised IAS 19 Employee Benefits. Actuarial gains and losses under the revised standard are required to be recognized immediately and in full in other comprehensive income, and such balances are excluded permanently from the consolidated income statement. Previously, all actuarial gains and losses were deferred in accordance with the corridor method.

Calculation of the pension expense has been simplified under the revised standard and the related impacts to the Group’s loss presented in the historical comparative consolidated income statements are not material. The main changes relate to the fully recognized actuarial gains and losses which impact the relevant net pension assets and liabilities and other comprehensive income.

The revised IAS 19 requires retrospective application for all financial statements presented. The adjustments resulting from the implementation of the revised standard for the years ended December 31, 2011 and December 31, 2012 are presented in the following tables.

January 1, 2011 Shareholders’ equity EURm	Nokia Group Reported	Adjustments	Nokia Group Adjusted
Total equity	16 231	17	16 248
Equity attributable to equity holders of parent	14 384	6	14 390
Equity attributable to non-controlling interests	1 847	11	1 858

For the year ended and as of December 31, 2011 EURm	Nokia Group Reported	Adjustments	Nokia Group Adjusted
Impact to consolidated statement of financial position:
Defined benefit pension assets	106	15	121
Deferred tax assets	1 848	5	1 853

Defined benefit pension obligations	176	24	200
Deferred tax liabilities	800	3	803

Total equity	13 916	(7)	13 909
Equity attributable to equity holders of parent	11 873	—	11 873
Equity attributable to non-controlling interests	2 043	(7)	2 036

Impact to consolidated income statement and other comprehensive income:

Loss	(1 488)	1	(1 487)

Other comprehensive income
Remeasurements on defined benefit pensions	—	(36)	(36)
Income taxes related to components of other comprehensive Income	(16)	12	(4)

For the year ended and as of December 31, 2012 EURm	Nokia Group Reported	Adjustments	Nokia Group Adjusted
Impact to consolidated statement of financial position:
Defined benefit pension assets	142	10	152
Deferred tax assets	1 254	25	1 279

Defined benefit pension obligations	178	242	420
Deferred tax liabilities	700	1	701

Total equity	9 447	(208)	9 239
Equity attributable to equity holders of parent	8 061	(124)	7 937
Equity attributable to non-controlling interests	1 386	(84)	1 302

Impact to consolidated income statement and other comprehensive income:

Loss	(3 789)	3	(3 786)

Other comprehensive income
Remeasurements on defined benefit pensions	—	(228)	(228)
Income taxes related to components of other comprehensive Income	12	22	34

The Group’s most significant defined benefit pension plans are in Germany, UK, India and Switzerland. Together they account for 91% (92 % in 2012) of the Group’s total defined benefit obligation and 92% (93% in 2012) of the Group’s total plan assets.

Germany

The majority of active employees in Germany participate in the cash balance plan BAP (Beitragsorientierter Alterversorgungs Plan), formerly known as Beitragsorientierte Siemens Alterversorgung (“BSAV”). Individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service. This plan is a partly funded defined benefit pension plan, the benefits of which are subject to a minimum return guaranteed by the Group. The funding vehicle for the BAP plan is the NSN Pension Trust e.V. The trust is legally separate from the Group and manages the plan assets in accordance with the respective trust agreements with the Group. The risks specific to the German defined benefit plans are related to changes in mortality of covered members and investment return of the plan assets. Curtailments were recognized in service costs for German pension plans during 2013 as a result of reduction in workforce in 2013 and the planned reduction in 2014.

United Kingdom

The Group has a UK defined benefit plan divided into two sections; the money purchase section and the final salary section, both being closed to future contributions and accruals as of April 30, 2012. Individual benefits are generally dependent on eligible compensation levels and years of service for the defined benefit section of the plan and on individual investment choices for the defined contribution section of the plan. The funding vehicle for the pension plan is the NSN Pension Plan that is run on a trust basis.

India

Government mandated gratuity and provident plans provide benefits based on years of service and projected salary levels at the date of separation for the Gratuity Plan and through an interest rate guarantee on existing investments in a government prescribed Provident Fund Trust. Gratuity Fund plan assets are invested and managed through an insurance policy. Provident Fund Assets are managed by NSN PF Trustees through a pattern prescribed by the Government in various fixed income securities.

Switzerland

The Group’s Swiss pension plans are governed by the Swiss Federal Law on Occupational Retirements, Survivors’ and Disability Pension plans (BVG), which stipulates that pension plans are to be managed by an independent, legally autonomous unit. In Switzerland, individual benefits are provided through the collective foundation Profond. The plan’s benefits are based on age, years of service, salary and an individual old age account. The funding vehicle for the pension scheme is the Profond Vorsorgeeinrichtung. During fiscal year 2013, the collective foundation Profond has decided to decrease their conversion rates (pension received as a percentage of retirement savings) in five years gradually from 7.2% to 6.8%, which will reduce the expected benefits at retirement for all employees. This event qualifies as a plan amendment and the past service gain of EUR 1 million arising from this amendment was recognized immediately in the service cost of the year.

The following table presents the defined benefit obligations, the fair value of plan assets, the effects of the asset ceiling and the net defined benefit balance at December 31, 2013 for continuing operations and at December 31, 2012 for the Group, as restated.

	Defined benefit obligation		Fair value of plan assets		Effects of asset ceiling		Net defined benefit balance
	2013	2012	2013	2012	2013	2012	2013	2012
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Germany	(1 062)	(1 305)	904	996	—	—	(158)	(309)
UK	(98)	(405)	108	527	—	—	10	122
India	(85)	(115)	82	110	(1)	—	(4)	(5)
Switzerland	(78)	(91)	63	57	—	—	(15)	(34)
Other	(130)	(157)	104	118	(6)	(3)	(32)	(42)

Nokia Group Total	(1 453)	(2 073)	1 261	1 808	(7)	(3)	(199)	(268)

The movements in the present value of the defined benefit obligation, fair value of plan assets and the impact of minimum funding/asset ceiling are as follows for continuing operations in 2013 and for the entire Group in 2012, as restated:

EURm	Present value of obligation	Fair value of plan assets	Total	Impact of minimum funding/asset ceiling	Net defined benefit balance
Balance at January 1, 2012	(1 737)	1 657	(80)	(2)	(82)

Current service cost	(58)	—	(58)	—	(58)
Interest (expense)/income	(89)	84	(5)	—	(5)
Past service cost and gains and losses on curtailments	23	—	23	—	23
Settlements	13	(10)	3	—	3

	(111)	74	(37)	—	(37)

Remeasurements:
Return on plan assets, excluding amounts included in interest (expense)/income	—	62	62	—	62
Gain from change in demographic assumptions	—	—	—	—	—
(Loss) from change in financial assumptions	(264)	—	(264)	—	(264)
Experience (losses)	(25)	—	(25)	—	(25)
Change in asset ceiling, excluding amounts included in interest (expense)/income	—	—	—	(1)	(1)

	(289)	62	(227)	(1)	(228)

Exchange differences	(7)	10	3	—	3
Contributions:
Employers	—	50	50	—	50
Plan participants	(14)	14	—	—	—
Payments from plans:
Benefit payments	68	(50)	18	—	18
Acquired in a business combination	14	(12)	2	—	2
Other movements	3	3	6	—	6

	64	15	79	—	79

Balance at December 31, 2012	(2 073)	1 808	(265)	(3)	(268)

EURm	Present value of obligation	Fair value of plan assets	Total	Impact of minimum funding/asset ceiling	Net defined benefit balance
Balance at January 1, 2013	(2 073)	1 808	(265)	(3)	(268)
Transfer to discontinued operations	445	(516)	(71)	—	(71)

Current service cost	(44)	—	(44)	—	(44)
Interest (expense)/income	(54)	43	(11)	—	(11)
Past service cost and gains and losses on curtailments	5	—	5	—	5
Settlements	12	(8)	4	—	4

	(81)	35	(46)	—	(46)

Remeasurements:
Return on plan assets, excluding amounts included in interest (expense)/income	—	15	15	—	15
Gain from change in demographic assumptions	4	—	4	—	4
Gain from change in financial assumptions	93	—	93	—	93
Experience gains	6	—	6	—	6
Change in asset ceiling, excluding amounts included in interest (expense)/income	—	—	—	(4)	(4)

	103	15	118	(4)	114

Exchange differences	30	(27)	3	—	3
Contributions:
Employers	—	33	33	—	33
Plan participants	(13)	13	—	—	—
Payments from plans:
Benefit payments	53	(28)	25	—	25
Acquired in a business combination	83	(72)	11	—	11
Other movements	—	—	—	—	—

	153	(81)	72	—	72

Balance at December 31, 2013	(1 453)	1 261	(192)	(7)	(199)

Present value of obligations include EUR 425 million (EUR 571 million in 2012) of wholly funded obligations, EUR 979 million of partly funded obligations (EUR 1 442 million in 2012) and EUR 49 million (EUR 60 million in 2012) of unfunded obligations (the amounts include continuing operations in 2013 and the entire Group in 2012, as restated).

The net accrued pension cost for continuing operations above is made up of an accrual of EUR 237 million included in other long-term liabilities (EUR 420 million in 2012, for the entire Group, as restated) and a prepayment of EUR 38 million included in other long-term assets (EUR 152 million in 2012, for the entire Group, as restated).

The amounts recognized in the consolidated income statement are as follows (including continuing operations in 2013 and the entire Group in 2012 and 2011, as restated):

	2013	2012	2011
	EURm	EURm	EURm
Current service cost	44	58	59
Past service cost and gains and losses on curtailments	(5)	(23)	(8)
Net interest cost	11	5	3
Settlements	(4)	(3)	(6)

Total, included in personnel expenses	46	37	48

The movements in pension remeasurements recognized in other comprehensive income are as follows (the amounts presented include continuing operations in 2013 and the entire Group in 2012 and 2011, as restated):

	2013	2012	2011
	EURm	EURm	EURm
Remeasurements:
Return on plan assets (excl. interest income), gain/(loss)	15	62	(18)
Changes in demographic assumptions, gain	4	—	—
Changes in financial assumptions, gain/(loss)	93	(264)	(43)
Experience adjustments, gain/(loss)	6	(25)	19
Current year change in asset ceiling	(4)	(1)	6

Total Remeasurement included in comprehensive Income	114	(228)	(36)

Actuarial Assumptions

The principal actuarial weighted average assumptions used for determining the defined benefit obligation were as follows:

	2013	2012
	%	%
Discount rate for determining present values	4.0	3.7
Annual rate of increase in future compensation levels	2.4	2.4
Pension growth rate	1.7	1.9
Inflation rate	2.0	1.8

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. The following discount rates and mortality tables have been used for Nokia’s significant countries:

	Discount Rate		Mortality Table
	2013	2012	2013
Germany	3.6%	3.2%	Richttafeln 2005 G
UK	4.5%	4.1%	S1NA Light*
India	9.0%	8.3%	LIC (2006-08) Ultimate
Switzerland	2.2%	1.6%	BVG2010G
Total weighted average for all countries	4.0%	3.7%

*tables unadjusted for males and rated down by 2 years for females

The sensitivity of the defined benefit obligation to changes in the principal assumptions is presented below.

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
		EURm	EURm
Discount rate for determining present values	1.0%	173	(225)
Annual rate of increase in future compensation levels	1.0%	(24)	21
Pension growth rate	1.0%	(127)	123
Inflation rate	1.0%	(136)	126
Life expectancy	1 year	(27)	26

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant and may not be representative of the actual impact of changes. If more than one assumption is changed simultaneously, the combined impact of changes would not necessarily be the same as the sum of the individual changes. If the assumptions change to a different level compared to that presented above, the effect on the defined benefit obligation may not be linear. The methods and types of assumptions used in preparing the sensitivity analyses are the same as in the previous period.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method has been applied as when calculating the post-employment benefit obligation recognized in the consolidated statement of financial position; specifically, the present value of the defined benefit obligation is calculated with the projected unit credit method. Increases and decreases in the discount rate, rate of increase in future compensation levels, pension growth rate and inflation, which are used in determining the defined benefit obligation, do not have a symmetrical effect on the defined benefit obligation primarily due to the compound interest effect created when determining the net present value of the future benefit.

Investment strategies

The objective of investment activities is to maximize the excess of plan assets over the projected benefit obligations and to achieve asset performance at least in line with the interest costs in order to minimize required future employer contributions. To achieve these goals, the Group uses an asset-liability matching framework, which forms the basis for its strategic asset allocation of the respective plans. The Group also takes into consideration other factors in addition to the discount rate, such as inflation and longevity. The results of the asset-liability matching framework are implemented on a plan level.

The Group’s pension governance does not allow direct investments and requires all investments to be placed either in funds or by professional asset managers. Derivative instruments are permitted and are used to change risk characteristics as part of the German plan assets. The performance and risk profile of investments is constantly monitored on a stand-alone basis as well as in the broader portfolio context. One major risk is a decline in the plan`s funded status as a result of the adverse development of plan assets and/or defined benefit obligations. The application of the Asset-Liability-Model study focuses on minimizing such risks.

There has been no change in the process used by the Group to manage its risk from prior periods.

Disaggregation of plan assets

Pension assets are comprised as follows:

	2013				2012
	Quoted	Unquoted	Total	%	Quoted	Unquoted	Total	%
	EURm	EURm	EURm		EURm	EURm	EURm
Asset category:
Equity securities	300	—	300	24%	397	—	397	22%
Debt securities	564	121	685	54%	973	116	1 089	60%
Insurance contracts	—	70	70	6%	—	137	137	8%
Real estate	—	57	57	5%	—	62	62	3%
Short-term investments	92	—	92	7%	49	—	49	3%
Others	—	57	57	4%	—	74	74	4%

Total	956	305	1 261	100%	1 419	389	1 808	100%

All short term investments, equity and nearly all fixed income securities have quoted market prices in active markets. Equity securities represent investments in equity funds and direct investments, which have quoted market prices in an active market. Debt securities represent investments in government and corporate bonds, as well as investments in bond funds, which have quoted market prices in an active market. Debt securities may also comprise investments in funds and direct investments. Real estate investments are investments into real estate funds which invest in a diverse range of real estate properties. Insurance contracts are customary pension insurance contracts structured under domestic law in the respective countries. Short-term investments are liquid assets or cash which are being held for a short period of time, with the primary purpose of controlling the tactical asset allocation. The other category includes commodities as well as alternative investments, including derivative financial instruments.

The pension plan assets include a self investment through a loan provided to Nokia by the Group’s German pension fund of EUR 69 million (EUR 69 million in 2012). See Note 32.

Future Cash Flows

Employer contributions expected to be paid to the post-employment defined benefit plans relating to continued operations in 2014 are EUR 23 million and the weighted average duration of the defined benefit obligations was 13.9 years at December 31, 2013.

Expected maturity analysis of undiscounted payments from the defined benefit plans of the continued operations:

EURm	Within 1 year	Between 1 and 5 years	Between 5 and 10 years	Between 10 and 20 years	Over 20 years	Total
Pension benefits	34	150	264	826	1 840	3 114

7.	Expenses by nature

	2013	2012	2011
	EURm	EURm	EURm
Continuing operations
Cost of material	2 835	3 820	4 201
Personnel expenses	3 857	4 108	4 510
Subcontracting costs	2 427	3 070	2 742
Real estate costs	351	446	408
Depreciation and amortization	560	1 088	1 318
Warranty costs	52	21	59
Other costs and expenses	1 572	2 431	2 847

Total of Cost of sales, Research and development, Selling and marketing and Administrative and general expenses	11 654	14 984	16 085

8.	Other income and expenses

	2013	2012	2011
	EURm	EURm	EURm
Continuing operations
Other income
Distributions from unlisted venture funds	97	22	26
FX gain on hedging forecasted sales and purchases	36	26	2
Rental income	25	20	30
Profit on sale of other fixed assets	26	28	18
Gain on sale of real estate	6	79	9
Interest income from customer receivables and overdue payments	27	10	11
Pension curtailments	—	12	—
Other miscellaneous income	55	79	55

Other income, total	272	276	151

Other expenses
Restructuring and associated charges	(395)	(1 174)	(169)
Country and contract exits	(52)	(42)	—
Divestment of businesses	(157)	(50)	(19)
Loss on sale of property, plant and equipment	(20)	(40)	(9)
Impairment of shares in associated companies	—	(8)	(41)
Other impairments	(13)	(29)	(66)
Sale of receivables transactions	(53)	(44)	(33)
Valuation allowances for doubtful accounts	(30)	(34)	33
FX loss on hedging forecasted sales and purchases	(24)	(18)	8
VAT and other indirect tax write-offs and provisions	(37)	(25)	(35)
Transaction costs related to the Sale of D&S business	(18)	—	—
Other miscellaneous expenses	(9)	(49)	(1)

Other expenses, total	(808)	(1 513)	(332)

In 2013, other expenses from continuing operations included restructuring and related charges of EUR 395 million, which consists primarily of employee termination benefits. Restructuring and related charges included EUR 361 million related to NSN, recorded within NSN, other, EUR 22 million related to HERE, EUR 2 million related to Advanced Technologies and EUR 10 million related to Corporate Common Functions, respectively.

In 2012, other expenses included restructuring and related charges of EUR 1 174 million, which consists primarily of employee termination benefits. Restructuring and related charges included EUR 1 134 million related to NSN, EUR 31 million to HERE, EUR 3 million to Advanced Technologies and EUR 6 million related to Corporate Common Functions, respectively.

In 2011, other expenses included restructuring charges of EUR 169 million. Restructuring charges included EUR 126 million related to NSN, recorded within NSN other, EUR 25 million related to HERE, EUR 13 million to Advanced Technologies and EUR 5 million to Corporate Common Functions, respectively.

9.	Impairment

	2013	2012	2011
	EURm	EURm	EURm
Goodwill	—	—	1 090
Other intangible assets	—	8	2
Property, plant and equipment	12	23	10
Inventories	—	—	7
Investments in associated companies	—	8	41
Available-for-sale investments	8	31	94

Continued operations, net	20	70	1 244

Discontinued operations, net	—	39	94

Goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) or groups of cash-generating units for the purpose of impairment testing. The allocation is made to those CGUs that are expected to benefit from the synergies of the business combination in which the goodwill arose. As a result of the Sale of the D&S Business to Microsoft, as well as Nokia’s acquisition of the Siemens’ stake in NSN, the Group reviewed the structure of its CGUs.

In consequence of the Purchase Agreement with Microsoft, the Smart Devices and Mobile Phones CGUs have been combined to a single Devices & Services CGU and aligned with the scope of the business being sold. The goodwill previously allocated to the two separate CGUs was allocated to the combined CGU for impairment testing purposes in 2013. No goodwill was allocated to the new Advanced Technologies CGU.

In previous years, the Group had defined the NSN operating segment as a single CGU. As a consequence of Nokia’s acquisition of the Siemens minority stake in NSN and the resulting change in reportable segments, the Group has identified two NSN related groups of CGUs to which goodwill has been allocated: Radio Access Networks within the Mobile Broadband operating segment and Global Services.

IAS 36 requires goodwill to be assessed annually for impairment unless triggering events are identified prior to the annual testing date that indicate a potential impairment, in which case an interim assessment is required. The annual impairment testing for the Devices & Services and HERE CGUs is performed as of October 1. The annual impairment testing for the NSN related groups of CGUs has been performed as of September 30. An additional impairment analysis specific to NSN CGUs was performed subsequently at November 30, 2013 to align the annual testing date with the NSN annual financial planning cycle. Management determined that the signing of the agreement with Microsoft for the Sale of the D&S Business constituted a triggering event requiring an interim impairment test for the

Devices & Services and HERE CGUs. Accordingly, an interim review was performed in September 2013. No impairment charges were recorded for any of the CGUs as a result of either the interim or annual tests.

The Group allocated goodwill to the CGUs at each of the respective years’ impairment testing date, as presented in the table below:

	2013	2012	2011
	EURm	EURm	EURm
Smart Devices(1)	—	899	862
Mobile Phones(1)	—	530	502
Devices & Services (discontinued operations)(1)	1 417	—	—
HERE	3 219	3 270	3 274
Radio Access Networks in Mobile Broadband(2)	88	—	—
Global Services(2)	91	—	—
NSN(2)	—	183	173

Total	4 815	4 882	4 811

(1)	Smart Devices and Mobile Phones CGUs have been combined to a single Devices & Services CGU in 2013.
(2)	NSN has two groups of CGUs to which goodwill has been allocated in 2013.

The recoverable values of the Smart Devices and Mobile Phones CGUs, were previously valued on a value in use basis. Value in use was based on reasonable and supportable assumptions that represented management’s best estimate of the economic circumstances that will prevail over the remaining life of an asset (“steady state”). During 2013, the Devices & Services CGU recoverable value was estimated based on the fair value less cost of disposal based on the agreed purchase price defined for the Sale of the D&S Business, excluding any consideration attributable to patents or patent applications.

The recoverable amounts for the HERE CGU, Radio Access Networks and Global Services group of CGUs are based on fair value less cost of disposal and were EUR 3 803 million, EUR 3 096 million and EUR 3 910 million, respectively, at the date of the 2013 annual impairment testing. The valuation methodologies have remained consistent from previous years. Fair value less cost of disposal was estimated using a discounted cash flow calculation. The cash flow projections employed in the discounted cash flow calculation have been determined by management based on the information available to reflect the amount that an entity could obtain from separate disposal of each of the CGUs, in an orderly transaction between market participants at the measurement date after deducting the estimated costs of disposal. The estimates of fair value less cost of disposal are categorized in the level 3 of the fair value hierarchy.

Discounted cash flows for the NSN groups of CGUs and HERE CGU were modeled over ten annual periods. The growth rates used in transitioning to terminal year reflect estimated long-term stable growth which do not exceed long-term average growth rates for the industry and economies in which the CGUs operate. All cash flow projections are consistent with external sources of information, wherever possible.

The key assumptions applied in the 2013 impairment testing analysis for each CGU are presented in the table below. No information has been included for the Devices & Services CGU as the recoverable amount was not determined using a discounted cash flow analysis and the CGU is attributable to discontinued operations:

	Cash-generating unit
	HERE		Radio Access Networks group of CGUs in Mobile Broadband(1)		Global Services group of CGUs(1)		NSN
	%		%		%		%
	2013	2012	2013	2012	2013	2012	2013	2012
Terminal growth rate	1.7	1.7	1.5	—	0.5	—	—	0.7
Post-tax discount rate	10.6	9.9	10.8	—	10.1	—	—	10.3

(1)	NSN CGU is divided into two groups of CGUs in 2013: Radio Access Networks group of CGUs within the Mobile Broadband operating segment and the Global Services group of CGUs.

Fair value less cost of disposal for the HERE CGU and Radio Access Networks and Global Services groups of CGUs are determined using post-tax valuation assumptions including projected cash flows and the discount rate.

The discount rates applied in the impairment testing for the above noted CGUs or groups of CGUs reflect current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted.

In the fourth quarter of 2011 the Group recorded an impairment loss of EUR 1 090 million to reduce the carrying amount of the HERE CGU to its recoverable amount at that time. The impairment loss was allocated in its entirety to the carrying amount of goodwill. The Group’s goodwill impairment testing did not result in impairment charges for the years ended December 31, 2013 or 2012.

The recoverable amount of the HERE CGU exceeds its carrying amount by a small margin at the testing date. The related valuation is deemed most sensitive to the changes in both discount and long-term growth rates. A discount rate increase in excess of 0.5 percentage point or long-term growth decline in excess of 1.1 percentage point would result in impairment loss in the HERE CGU. Management’s estimates of the overall automotive volumes and market share, customer adoption of the new location-based platform and related service offerings, projected value of the services sold to Microsoft and assumptions regarding pricing as well as continued focus on cost efficiency are the main drivers for the HERE net cash flow projections. The Group’s cash flow forecasts reflect the current strategic views that license fee based models will remain important in both near and long term. Management expects that license fee based models which are augmented with software and services and monetized via license fees, transactions fees and advertising, will grow in the future as more customers demand complete, end-to-end location solutions and as cloud computing and cloud-based services garner greater market acceptance. Actual short and long-term performance could vary from management’s forecasts and impact future estimates of recoverable value. Since the recoverable amount exceeds the carrying amount only by a small margin, any material adverse changes such as market deterioration or changes in the competitive landscape could impact management’s estimates of the main drivers and result in impairment loss.

Other than as disclosed for the HERE CGU above, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash generating unit to exceed its recoverable amount.

Other intangible assets

There were no impairment charges recognized during 2013.

During 2012, a charge of EUR 8 million was recorded on intangible assets attributable to the decision to transition certain operations into maintenance mode within NSN. These charges were recorded in other operating expenses.

Property, plant and equipment

During 2013 NSN recorded an impairment charge of EUR 6 million (EUR 23 million in 2012) on property, plant and equipment as a result of the re-measurement of the Optical Networks disposal group at fair value less cost of disposal. Furthermore, the Group recognized impairment losses of EUR 6 million related to certain properties attributable to Corporate Common Functions.

Investments in associated companies

No material impairment charges were recognized during 2013.

After application of the equity method, including recognition of the Group’s share of results of associated companies, the Group determined that recognition of impairment losses of EUR 8 million in 2012 (EUR 41 million in 2011) was necessary to adjust the Group’s investment in associated companies to its recoverable amount. The charges were recorded in other operating expense and are included in Corporate Common Functions.

Available-for-sale investments

The Group’s investment in certain equity and interest-bearing securities held as available-for-sale suffered a significant or prolonged decline in fair value resulting in an impairment charge of EUR 8 million (EUR 31 million in 2012, EUR 94 million in 2011). These impairment losses are included within financial income and expenses and other operating expenses in the consolidated income statement. See also Note 12.

10.	Acquisitions

Acquisitions completed in 2013

Acquisition of Siemens’ non-controlling interest in NSN

On August 7, 2013 Nokia completed its acquisition of Siemens’ 50% interest in their joint venture, Nokia Siemens Networks (renamed Nokia Solutions and Networks) for a consideration of EUR 1 700 million. Cash of EUR 1 200 million was paid at the closing of the transaction. The remaining EUR 500 million was financed through a secured loan from Siemens, which was repaid in September 2013. Transaction related costs amounted to EUR 7 million.

Upon closing, the parent entity of NSN business, Nokia Siemens Networks B.V., became wholly owned subsidiary of Nokia. Nokia continues to control and consolidate NSN results and financial position and the acquisition of Siemens’ non-controlling interest is accounted for as an equity transaction. The transaction reduced the Group’s equity by EUR 783 million, representing the difference between the carrying amount of Siemens’ non-controlling interest on the date of the acquisition of EUR 924 million and the total consideration paid of EUR 1 707 million. The impact to individual shareholder’s equity line items is presented in “Acquisition of non-controlling interest” line item in the consolidated statement of changes in shareholder’s equity and in the accompanying notes.

The transaction resulted in changes in the reporting structure of the NSN business, for further information refer to Note 2.

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

•	earthmine Inc., based in California, USA, develops systems to collect and process 3D imagery. The Group acquired a 100% ownership interest in earthmine on November 19, 2012.

11.	Depreciation and amortization

	2013	2012	2011
	EURm	EURm	EURm
Depreciation and amortization by function
Cost of sales	88	119	151
Research and development(1)	293	525	586
Selling and marketing(2)	95	334	435
Administrative and general	84	110	146

Total	560	1 088	1 318

(1)

In 2013, depreciation and amortization allocated to research and development included amortization of acquired intangible assets of EUR 188 million (EUR 375 million in 2012 and EUR 404 million in 2011).

(2)	In 2013, depreciation and amortization allocated to selling and marketing included amortization of acquired intangible assets of EUR 93 million (EUR 313 million in 2012 and EUR 421 million in 2011).

12.	Financial income and expenses

	2013	2012	2011
	EURm	EURm	EURm
Continuing operations
Dividend income on available-for-sale financial investments	1	3	1
Interest income on available-for-sale financial investments(1)	95	119	169
Interest income on loans receivables carried at amortized cost	7	3	1

Interest income on investments at fair value through profit and loss	6	8	18
Net interest expense on derivatives not under hedge accounting	(4)	(4)	(12)
Interest expense on financial liabilities carried at amortized cost(1)	(319)	(263)	(255)
Net realised gains (losses) on disposal of fixed income available-for-sale financial investments	2	(1)	(4)
Net fair value gains (losses) on investments at fair value through profit and loss	(29)	27	102
Net gains (net losses) on other derivatives designated at fair value through profit and loss	32	(11)	(121)
Net fair value gains (losses) on hedged items under fair value hedge accounting	69	(15)	(82)
Net fair value gains (losses) on hedging instruments under fair value hedge accounting	(63)	23	72
Net foreign exchange gains (losses)(2)
From foreign exchange derivatives designated at fair value through profit and loss	(28)	(42)	100
From balance sheet items revaluation	(74)	(223)	(90)
Other financial income(3)	48	51	48
Other financial expenses(4)	(23)	(32)	(78)

Total	(280)	(357)	(131)

(1)

During 2013, interest income decreased mainly as a result of lower cash levels than in 2012 and lower interest rates in certain currencies where the Group has investments. Interest expense increased due to higher levels of borrowing as well as expenses related to funding the purchase of NSN non-controlling interest from Siemens. During 2012, interest income decreased mainly as a result of lower cash levels than in 2011 and lower interest rates in certain currencies where the Group has investments.

(2)

During 2013 foreign exchange gains (or losses) were positively impacted by lower hedging costs than in 2012 as well as lower volatility of certain emerging market currencies. During 2012 foreign exchange gains (or losses) were negatively impacted by higher hedging costs than in 2011 as well as significant weakening of certain emerging market currencies.

(3)	Other financial income includes distributions of EUR 44 million in 2013 (EUR 49 million in 2012 and EUR 45 million in 2011) from a private fund held as non-current available-for-sale investments.
(4)

Other financial expenses include an impairment loss of EUR 0 million in 2013 (EUR 7 million in 2012 and EUR 38 million in 2011) in the Group’s investment in the above mentioned private fund due to changes in estimated future cash flows resulting from distributions received as well as other factors. The Group did not recognize any impairment losses related to Asset Backed Securities in 2013 or 2012 in other financial expenses, whereas impairments for these securities amounted to EUR 15 million in 2011. Additional information can be found in Note 9 and Note 17.

13.	Income taxes

	2013	2012	2011
	EURm	EURm	EURm
Continuing operations
Income tax
Current	(354)	(329)	(340)
Deferred	152	25	267

Total	(202)	(304)	(73)

Finnish entities	(87)	(147)	(102)
Other countries	(115)	(157)	29

Total	(202)	(304)	(73)

The differences between income tax expense computed at the statutory rate of 24.5% in 2013 and 2012 in Finland (26% in 2011) and income taxes recognized in the consolidated income statement is reconciled as follows:

	2013	2012	2011
	EURm	EURm	EURm
Income tax expense (benefit) at statutory rate	60	(289)	(401)
Permanent differences	(22)	67	(98)
Non tax deductible impairment of goodwill (Note 9)	—	—	283
Income taxes for prior years	(22)	(78)	(16)
Income taxes on foreign subsidiaries’ profits in excess of (lower than) income taxes at statutory rates	5	15	(22)
Realizability of deferred tax assets(1)	138	609	279
Net increase (decrease) in uncertain tax positions	14	(14)	3
Change in income tax rates	7	4	11
Income taxes on undistributed earnings	(21)	(24)	9
Other	43	14	25

Income tax expense	202	304	73

(1)

This item primarily relates to NSN Finnish tax losses, unused tax credits and temporary differences for which no deferred tax was recognized. In 2012 this item also relates to NSN German tax losses and temporary differences for which no deferred tax was recognized.

Current income tax liabilities at December 31, 2013 include EUR 394 million (EUR 327 million in 2012) related to uncertain tax positions. The timing of outflows related to these matters is inherently uncertain.

Certain of the Group companies’ income tax returns for prior periods are under examination by tax authorities. Our business and investments especially in emerging market countries may be subject to uncertainties, including unfavorable or unpredictable taxation treatment. Management judgment and a degree of estimation are required in determining tax expense. Even though the Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations, final resolutions of open items may substantially differ from the amounts initially recorded.

14.	Intangible assets

	2013	2012
	EURm	EURm
Capitalized development costs
Acquisition cost January 1	1 028	1 035
Transfer to assets held for sale	(284)	—
Retirements during the period	(6)	(7)

Accumulated acquisition cost December 31	738	1 028

Accumulated amortization January 1	(1 028)	(1 029)
Transfer to assets held for sale	284	—
Retirements during the period	6	7
Amortization for the period	—	(6)

Accumulated amortization December 31	(738)	(1 028)

Net book value January 1	—	6
Net book value December 31	—	—

Goodwill
Acquisition cost January 1	6 874	6 836
Transfer to assets held for sale	(1 428)	—
Translation differences	(153)	(16)
Acquisitions	—	54

Accumulated acquisition cost December 31	5 293	6 874

Accumulated impairments January 1	(1 998)	(1 998)
Impairments during the period	—	—

Accumulated impairments December 31	(1 998)	(1 998)

Net book value January 1	4 876	4 838
Net book value December 31	3 295	4 876

Other intangible assets
Acquisition cost January 1	5 753	5 877
Transfer to assets held for sale	(282)	—
Translation differences	(127)	(20)
Additions during the period	24	46
Acquisitions	—	11
Retirements during the period	(92)	(52)
Impairments during the period	—	(65)
Disposals during the period	(62)	(44)

Accumulated acquisition cost December 31	5 214	5 753

Accumulated amortization January 1	(5 106)	(4 471)
Transfer to assets held for sale	245	—
Translation differences	107	19
Retirements during the period	89	48
Impairments during the period	—	49
Disposals during the period	57	33
Amortization for the period	(310)	(784)

Accumulated amortization December 31	(4 918)	(5 106)

Net book value January 1	647	1 406
Net book value December 31	296	647

15.	Property, plant and equipment

	2013	2012
	EURm	EURm
Land and water areas
Acquisition cost January 1	33	62
Transfer to assets held for sale	(6)	—
Translation differences	(1)	—
Additions during the period	4	—
Impairments during the period	(1)	(4)
Disposals during the period	(17)	(25)

Accumulated acquisition cost December 31	12	33

Net book value January 1	33	62
Net book value December 31	12	33

Buildings and constructions
Acquisition cost January 1	1 129	1 380
Transfer to assets held for sale	(422)	—
Translation differences	(44)	(1)
Additions during the period	—	80
Impairments during the period	—	(36)
Disposals during the period	(327)	(294)

Accumulated acquisition cost December 31	336	1 129

Accumulated depreciation January 1	(469)	(519)
Transfer to assets held for sale	150	—
Translation differences	19	(3)
Impairments during the period	—	15
Disposals during the period	191	134
Depreciation for the period	(48)	(96)

Accumulated depreciation December 31	(157)	(469)

Net book value January 1	660	861
Net book value December 31	179	660

Machinery and equipment
Acquisition cost January 1	3 694	4 078
Transfer to assets held for sale	(1 528)	—
Translation differences	(122)	(1)
Additions during the period	138	329
Acquisitions	—	(8)
Impairments during the period	(6)	(131)
Disposals during the period	(428)	(573)

Accumulated acquisition cost December 31	1 748	3 694

Accumulated depreciation January 1	(3 043)	(3 257)
Transfer to assets held for sale	1 335	—
Translation differences	107	(1)
Impairments during the period	—	102
Disposals during the period	397	550
Depreciation for the period	(200)	(437)

Accumulated depreciation December 31	(1 404)	(3 043)

	2013	2012
	EURm	EURm
Net book value January 1	651	821
Net book value December 31	344	651

Other tangible assets
Acquisition cost January 1	44	57
Transfer to assets held for sale	(4)	—
Translation differences	(2)	1
Additions during the period	—	6
Disposals during the period	(10)	(20)

Accumulated acquisition cost December 31	28	44

Accumulated depreciation January 1	(30)	(34)
Transfer to assets held for sale	4	—
Translation differences	1	(1)
Disposals during the period	6	8
Depreciation for the period	(2)	(3)

Accumulated depreciation December 31	(21)	(30)

Net book value January 1	14	23
Net book value December 31	7	14

Advance payments and fixed assets under construction
Net carrying amount January 1	73	75
Translation differences	(5)	(4)
Additions	11	58
Acquisitions	—	—
Impairment	—	—
Disposals	(3)	(5)
Transfers/reclassifications:
Other intangible assets	—	(8)
Land and water areas	33	—
Buildings and constructions	31	(23)
Machinery and equipment	11	(18)
Other tangible assets	—	(2)
Assets held for sale	(127)	—

Net carrying amount December 31	24	73

Total property, plant and equipment	566	1 431

Assets held for Sale
Net carrying amount January 1	—	—
Additions during the period	94	—
Impairments during the period	(5)	—

Net carrying amount December 31	89	—

16.	Investments in associated companies

	2013	2012
	EURm	EURm
Net carrying amount January 1	58	67
Translation differences	(1)	3
Additions	9	1
Deductions	—	(4)
Impairments (Note 9)	—	(8)
Share of results	4	(1)
Dividend	(5)	—

Net carrying amount December 31	65	58

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

17.	Fair value of financial instruments

Continuing operations	Carrying amounts					Total carrying amounts	Fair value(1)
At December 31, 2013	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortised cost	Financial liabilities measured at amortised cost
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	503		—	—	503	503
Available-for-sale investments, carried at cost less impairment	—	227	—	—	—	227	227
Long-term loans receivable	—	—	—	96	—	96	85
Accounts receivable	—	—	—	2 901	—	2 901	2 901
Current portion of long-term loans receivable	—	—	—	29	—	29	29
Other current financial assets, derivatives	—	—	191	—	—	191	191
Other current financial assets, other	—	—	—	94	—	94	94
Investments at fair value through profit and loss, liquid assets	—	—	382	—	—	382	382
Available-for-sale investments, liquid assets carried at fair value	956	—	—	—	—	956	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	—	—	3 957	3 957

Total financial assets	4 913	741	573	3 120	—	9 347	9 336

	—	—	—	—	—	—	—
Long-term interest-bearing liabilities(2)	—	—	—	—	3 286	3 286	4 521
Current portion of long-term loans payable(2)	—	—	—	—	3 192	3 192	3 385
Short-term borrowing	—	—	—	—	184	184	184
Other financial liabilities	—	—	35	—	—	35	35
Accounts payable	—	—	—	—	1 842	1 842	1 842

Total financial liabilities	—	—	35	—	8 504	8 539	9 967

	Carrying amounts					Total carrying amounts	Fair value(1)
At December 31, 2012	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortised cost	Financial liabilities measured at amortised cost
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	447	—	—	—	447	447
Available-for-sale investments, carried at cost less impairment	—	231	—	—	—	231	231
Long-term loans receivable	—	—	—	125	—	125	113
Accounts receivable	—	—	—	5 551	—	5 551	5 551
Current portion of long-term loans receivable	—	—	—	35	—	35	35
Other current financial assets, derivatives	—	—	448	—	—	448	448
Other current financial assets, other	—	—	—	3	—	3	3
Investments at fair value through profit and loss, liquid assets	—	—	415	—	—	415	415
Available-for-sale investments, liquid assets carried at fair value	542	—	—	—	—	542	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	—	—	5 448	5 448

Total financial assets	5 990	689	863	5 714	—	13 256	13 244

Long-term interest-bearing liabilities(2)	—	—	—	—	5 087	5 087	5 298
Current portion of long-term loans payable(2)	—	—	—	—	201	201	201
Short-term borrowing	—	—	—	—	261	261	261
Other financial liabilities	—	—	90	—	—	90	90
Accounts payable	—	—	—	—	4 394	4 394	4 394

Total financial liabilities	—	—	90	—	9 943	10 033	10 244

(1)

For information about the valuation of items measured at fair value see Note 1. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate as there is no active market for these investments in private funds. Impairment testing of these assets is based on a discounted cash flow analysis of expected cash distributions. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

(2)

The fair value of EUR Convertible Bonds (total of EUR 1 500 million maturing 2018-2020) is based on the bonds being redeemed at par plus accrued interest at the close of the Sale of the D&S Business to Microsoft (level 3). The fair values of other long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1).

At the end of each reporting period Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. The following table presents the valuation methods used to determine fair values of financial instruments that are measured at fair value on a recurring basis:

At December 31, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	56	18	429	503
Other current financial assets, derivatives(1)	—	191	—	191
Investments at fair value through profit and loss, liquid assets	382	—	—	382
Available-for-sale investments, liquid assets carried at fair value	945	11	—	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	3 957

Total assets	5 351	220	429	6 000

Derivative liabilities(1)	—	35	—	35

Total liabilities	—	35	—	35

At December 31, 2012	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	57	20	370	447
Other current financial assets, derivatives(1)	—	448	—	448
Investments at fair value through profit and loss, liquid assets	415	—	—	415
Available-for-sale investments, liquid assets carried at fair value	532	10	—	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	5 448

Total assets	6 463	478	370	7 311

Derivative liabilities(1)	—	90	—	90

Total liabilities	—	90	—	90

(1)	Note 18 includes the split of hedge accounted and non-hedge accounted derivatives.

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

Level 2 category includes financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions. These include assets and liabilities for which pricing is obtained via pricing services, but where prices have not been determined in an active market, financial assets with fair values based on broker quotes and assets that are valued using the Group’s own valuation models whereby the material assumptions are market observable. The majority of the Nokia continuing operations’ over-the-counter derivatives and certain other instruments not traded in active markets fall within this category.

Level 3 category includes financial assets and liabilities measured using valuation techniques based on non market observable inputs. This means that fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. However, the fair value measurement objective remains the same, that is, to estimate an exit price from the perspective of the Nokia continuing operations. The main asset classes in this category are unlisted equity investments as well as unlisted funds.

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available-for- sale investments carried at fair value
Balance at December 31, 2011	346

Total losses in consolidated income statement	(8)
Total gains recorded in other comprehensive income	34
Purchases	41
Sales	(35)
Other transfers	(8)

Balance at December 31, 2012	370

Total gains in consolidated income statement	81
Total gains recorded in other comprehensive income	52
Purchases	47
Sales	(123)
Other transfers	2

Balance at December 31, 2013	429

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business driven. A net loss of EUR 4 million (net loss of EUR 23 million in 2012) related to level 3 financial instruments held at December 31, 2013, was included in the profit and loss during 2013.

In the fourth quarter of 2013 management has concluded that certain real estate properties meet the criteria of assets held for sale. These long lived assets have been identified for disposal as part of the on-going restructuring activities. Nokia expects to realize the sale of these properties within the following twelve months. At December 31, 2013 the fair value of these assets is EUR 89 million. The valuation of these assets is based on third-party evaluations by real estate brokers taking into account

Nokia’s divestment strategy for these assets as well as relevant market dynamics. This evaluation includes non-market observable inputs and hence these assets are considered to be level 3 category assets that are measured at fair value on a non-recurring basis.

18.	Derivative financial instruments

Continuing operations

	Assets		Liabilities
2013	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm
Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	—	2 035	(3)	1 086
Currency options bought	1	152	—	—
Currency options sold	—	—	—	53
Cash flow hedges:
Forward foreign exchange contracts	—	308	—	453
Fair value hedges
Interest rate swaps	76	750	(3)	73
Cash flow and Fair value hedges: (3)
Cross currency interest rate swaps	8	378	—	—
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	94	3 687	(7)	1 691
Currency options bought	5	332	—	—
Currency options sold	—	—	—	18
Interest rate swaps	7	109	(22)	249

	191	7 751	(35)	3 623

	Assets		Liabilities
2012	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
	EURm	EURm	EURm	EURm
Hedges of net investment in foreign subsidiaries:
Forward foreign exchange contracts	24	2 164	(11)	1 182
Cash flow hedges:
Forward foreign exchange contracts	7	2 968	(6)	3 158
Fair value hedges
Interest rate swaps	174	1 626	—	—
Cash flow and Fair value hedges: (3)
Cross currency interest rate swaps	42	378	—	—
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	185	7 111	(18)	3 337
Currency options bought	16	1 107	—	—
Currency options sold	—	—	(6)	289
Interest rate swaps	—	150	(48)	513
Other derivatives	—	—	(1)	9

	448	15 504	(90)	8 488

(1)	In the consolidated statement of financial position the fair value of derivative financial instruments is included in Other financial assets and in Other financial liabilities.

(2)

Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(3)	These cross-currency interest rate swaps have been designated partly as fair value hedges and partly as cash flow hedges.

19.	Inventories

	2013	2012
	EURm	EURm
Raw materials, supplies and other	147	409
Work in progress	136	352
Finished goods	521	777

Total	804	1 538

The total amount of inventories included within Assets of disposal groups classified as held for sale at December 31, 2013, net of write-downs to the net realizable value, is EUR 347 million.

During 2012 the Group recognized an expense of EUR 55 million (EUR 0 million in 2011) to write-down the inventories to net realizable value. The write-down relates to discontinued operations inventories.

20.	Prepaid expenses and accrued income

	2013	2012
	EURm	EURm
Social security, VAT and other indirect taxes	286	875
Deposits	43	71
Interest income	33	45
Deferred cost of sales	14	145
Rents	15	34
Other prepaid expenses and accrued income	269	1 512

Total	660	2 682

Prepaid expenses and accrued income also include various other prepaid expenses and accrued income, but no amounts which are individually significant.

Total amount of prepaid expenses and accrued income included within Assets of disposal groups classified as held for sale at December 31, 2013, is EUR 1 716 million, of which EUR 829 million relates to the Qualcomm advance payment.

Prepaid expenses and accrued income regarding current tax are included in Current income tax assets in the consolidated statement of financial position in 2013, and have also been reclassified for comparability purposes in 2012.

21.	Valuation and qualifying accounts

Allowances on assets to which they apply:	Balance at beginning of year	Transfer to discontinued operations	Charged to costs and expenses	Deductions(1)	Balance at end of year
	EURm		EURm	EURm	EURm
2013
Allowance for doubtful accounts	248	(120)	40	(44)	124
Excess and obsolete inventory	471	(192)	39	(140)	178
2012
Allowance for doubtful accounts	284	—	53	(89)	248
Excess and obsolete inventory	457	—	403	(389)	471
2011
Allowance for doubtful accounts	363	—	131	(210)	284
Excess and obsolete inventory	301	—	345	(189)	457

(1)	Deductions include utilization and releases of the allowances.

22.	Fair value and other reserves

	Pension Remeasurements, EURm			Hedging reserve, EURm			Available-for-sale investments, EURm			Fair value and other reserves total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Balance at December 31, 2010	10	(4)	6	(30)	3	(27)	26	4	30	6	3	9

Pension Remeasurements:
Remeasurements of defined benefit plans	(36)	12	(24)	—	—	—	—	—	—	(36)	12	(24)
Cash flow hedges:
Net fair value gains/(losses)	—	—	—	106	(25)	81	—	—	—	106	(25)	81
Transfer of (gains)/losses to profit and loss account as adjustment to Net sales	—	—	—	(166)	42	(124)	—	—	—	(166)	42	(124)
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of sales	—	—	—	162	(36)	126	—	—	—	162	(36)	126
Transfer of (gains)/losses as a basis adjustment to Assets and Liabilities(1)	—	—	—	14	(3)	11	—	—	—	14	(3)	11
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	—	—	—	67	—	67	67	—	67
Transfer to profit and loss account on impairment	—	—	—	—	—	—	22	(2)	20	22	(2)	20
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	—	—	—	(19)	(1)	(20)	(19)	(1)	(20)
Movements attributable to non-controlling interests	24	(7)	17	(8)	(2)	(10)	—	—	—	16	(9)	7

Balance at December 31, 2011	(2)	1	(1)	78	(21)	57	96	1	97	172	(19)	153

Pension Remeasurements:
Remeasurements of defined benefit plans	(228)	22	(206)	—	—	—	—	—	—	(228)	22	(206)
Cash flow hedges:
Net fair value gains/(losses)	—	—	—	(25)	21	(4)	—	—	—	(25)	21	(4)
Transfer of (gains)/losses to profit and loss account as adjustment to Net sales	—	—	—	390	—	390	—	—	—	390	—	390
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of sales	—	—	—	(406)	—	(406)	—	—	—	(406)	—	(406)
Transfer of (gains)/losses as a basis adjustment to Assets and Liabilities(1)
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	—	—	—	32	1	33	32	1	33
Transfer to profit and loss account on impairment	—	—	—	—	—	—	24	—	24	24	—	24
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	—	—	—	(21)	—	(21)	(21)	—	(21)
Movements attributable to non-controlling interests	83	(4)	79	(47)		(47)	—	—	—	36	(4)	32

Balance at December 31, 2012	(147)	19	(128)	(10)	—	(10)	131	2	133	(26)	21	(5)

	Pension Remeasurements, EURm			Hedging reserve, EURm			Available-for-sale investments, EURm			Fair value and other reserves total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Balance at December 31, 2012	(147)	19	(128)	(10)	—	(10)	131	2	133	(26)	21	(5)

Pension Remeasurements:
Transfer to discontinued operations(2)	31	(11)	20	—	—	—	—	—	—	31	(11)	20
Remeasurements of defined benefit plans	114	(6)	108	—	—	—	—	—	—	114	(6)	108
Cash flow hedges:
Transfer to discontinued operations(2)	—	—	—	48	—	48	—	—	—	48	—	48
Net fair value gains/(losses)	—	—	—	124	—	124	—	—	—	124	—	124
Transfer of (gains)/losses to profit and loss account as adjustment to Net sales	—	—	—	(130)	—	(130)	—	—	—	(130)	—	(130)
Transfer of (gains)/losses to profit and loss account as adjustment to Cost of sales	—	—	—	(23)	—	(23)	—	—	—	(23)	—	(23)
Transfer of (gains)/losses as a basis adjustment to Assets and Liabilities(1)	—	—	—	—	—	—	—	—	—	—	—	—
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	—	—	—	139	—	139	139	—	139
Transfer to profit and loss account on impairment	—	—	—	—	—	—	5	—	5	5	—	5
Transfer of net fair value (gains)/losses to profit and loss account on disposal	—	—	—	—	—	—	(95)	—	(95)	(95)	—	(95)
Acquisition of non-controlling interest	(63)	3	(60)	44	—	44	(1)	—	(1)	(20)	3	(17)
Movements attributable to non-controlling interests	(28)	3	(25)	(6)	—	(6)	—	—	—	(34)	3	(31)

Balance at December 31, 2013(2)	(93)	8	(85)	47	—	47	179	2	181	133	10	143

(1)	The adjustments relate to acquisitions completed in 2011.
(2)	Movements in 2013 after transfer to discontinued operations represents movements of continuing operations and the balance at December 31, 2013 represents the balance of continuing operations.

23.	Translation differences

	Translation differences, EURm			Net investment hedging, EURm			Translation differences total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Balance at December 31, 2010	944	4	948	(174)	51	(123)	770	55	825

Translation differences:
Currency translation differences	17	—	17	—	—	—	17	—	17
Transfer to profit and loss (financial income and expense)	(8)	—	(8)	—	—	—	(8)	—	(8)
Net investment hedging:
Net investment hedging gains/(losses)	—	—	—	(37)	9	(28)	(37)	9	(28)
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Movements attributable to non-controlling interests	(35)	—	(35)	—	—	—	(35)	—	(35)

Balance at December 31, 2011	918	4	922	(211)	60	(151)	707	64	771

Translation differences:
Currency translation differences	42	(1)	41	—	—	—	42	(1)	41
Transfer to profit and loss (financial income and expense)	(1)	—	(1)	—	—	—	(1)	—	(1)
Net investment hedging:
Net investment hedging gains/(losses)	—	—	—	(58)	(9)	(67)	(58)	(9)	(67)
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Movements attributable to non-controlling interests	2	—	2	—	—	—	2	—	2

Balance at December 31, 2012	961	3	964	(269)	51	(218)	692	54	746

Translation differences:
Currency translation differences	(496)	—	(496)	—	—	—	(496)	—	(496)
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Net investment hedging:
Net investment hedging gains/(losses)	—	—	—	114	—	114	114	—	114
Transfer to profit and loss (financial income and expense)	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interest	42	—	42	—	—	—	42	—	42
Movements attributable to non-controlling interests	28	—	28	—	—	—	28	—	28

Balance at December 31, 2013	535	3	538	(155)	51	(104)	380	54	434

24.	The shares of the Parent Company

Nokia shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at General Meetings of Nokia.

On December 31, 2013, the share capital of Nokia Corporation was EUR 245 896 461.96 and the total number of shares issued was 3 744 994 342.

On December 31, 2013, the total number of shares included 32 567 617 shares owned by Group companies representing approximately 0.9% of the share capital and the total voting rights.

Under the Articles of Association of Nokia, Nokia Corporation does not have minimum or maximum share capital or a par value of a share.

Authorizations

Authorization to increase the share capital

At the Annual General Meeting held on May 6, 2010, Nokia shareholders authorized the Board of Directors to issue a maximum of 740 million shares through one or more issues of shares or special rights entitling to shares, including stock options. The Board of Directors may issue either new shares or shares held by the Parent Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights, including to whom the shares and the special rights may be issued. The authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board. This authorization would have been effective until June 30, 2013 as per the resolution of the Annual General Meeting on May 6, 2010, but it was terminated by the resolution of the Annual General Meeting on May 7, 2013.

On October 26, 2012 Nokia issued a EUR 750 million convertible bond on the basis of the authorization granted by the Annual General Meeting held on May 6, 2010. The bonds have maturity of 5 years and a 5.00% per annum coupon payable semi-annually with an initial conversion price of EUR 2. 6116. The maximum number of shares which may be issued by Nokia upon conversion of all the Bonds (based on the initial conversion price) is approximately 287.2 million shares. The right to convert the bonds into shares commenced on December 6, 2012, and ends on October 18, 2017. On March 15, 2013 EUR 0.1 million of the bond was converted into shares resulting in issuance of 38 290 shares.

At the Annual General Meeting held on May 7, 2013, Nokia shareholders authorized the Board of Directors to issue a maximum of 740 million shares through one or more issues of shares or special rights entitling to shares, including stock options. The Board of Directors may issue either new shares or shares held by the Parent Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights, including to whom the shares and the special rights may be issued. The authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board. The authorization is effective until June 30, 2016.

On September 23, 2013 Nokia issued three EUR 500 million tranches of convertible bonds on the basis of the authorization granted by the Annual General Meeting held on May 7, 2013. First EUR 500 million bonds had maturity of 5 years and a 1.125% per annum coupon payable semi-annually with an initial conversion price of EUR 3.9338. The second EUR 500 million bonds had maturity of 6 years and a 2.5% per annum coupon payable semi-annually with an initial conversion price of EUR 4.0851. The third EUR 500 million bonds had maturity of 7 years and a 3.625% per annum coupon payable semi-annually with an initial conversion price of EUR 4.2364.

The maximum number of shares which might have been issued by Nokia upon conversion of all the Bonds (based on the initial conversion price of each tranche) was approximately 367.5 million. At the closing of the Sale of the D&S Business, the Bonds were redeemed and the principal amount and accrued interest netted against the Sale of the D&S Business proceeds.

At the end of 2013, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on May 3, 2012, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted equity. Nokia did not repurchase any shares on the basis of this authorization. This authorization would have been effective until June 30, 2013 as per the resolution of the Annual General Meeting on May 3, 2012, but it was terminated by the resolution of the Annual General Meeting on May 7, 2013.

At the Annual General Meeting held on May 7, 2013, Nokia shareholders authorized the Board of Directors to repurchase a maximum of 370 million Nokia shares by using funds in the unrestricted equity. The amount of shares corresponds to less than 10% of all the shares of the Parent Company. The shares may be repurchased under the buyback authorization in order to develop the capital structure of the Parent Company. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Parent Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The authorization is effective until June 30, 2014.

Authorizations proposed to the Annual General Meeting 2014

On April 29, 2014, Nokia announced that the Board of Directors will propose that the Annual General Meeting convening on June 17, 2014 authorize the Board to resolve to repurchase a maximum of 370 million Nokia shares. The proposed maximum number of shares that may be repurchased corresponds to less than 10% of all the shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or in such marketplaces the rules of which allow companies to trade with their own shares. The authorization would be effective until December 17, 2015 and terminate the current authorization for repurchasing of the Company’s shares resolved at the Annual General Meeting on May 7, 2013.

Nokia also announced on April 29, 2014 that the Board of Directors will propose to the Annual General Meeting to be held on June 18, 2014 that the Annual General Meeting authorize the Board to resolve to issue a maximum of 740 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board may issue either new shares or shares held by the Company. The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization would be effective until December 17, 2015 and terminate the current authorization granted by the Annual General Meeting on May 7, 2013.

25.	Share-based payment

The Group has several equity-based incentive programs for employees. The plans include performance share plans, stock option plans and restricted share plans. Both executives and employees participate in these programs. In years presented Nokia global equity-based incentive programs have been offered to employees of Devices & Services business, HERE, Advanced Technologies and Corporate Common Functions, but not to employees of NSN due to the previous ownership structure of NSN business.

The equity-based incentive grants are generally conditional upon continued employment as well as fulfillment of such performance, service and other conditions, as determined in the relevant plan rules.

The share-based compensation expense for all equity-based incentive awards for Nokia continuing operations amounted to EUR 42 million in 2013 (EUR 11 million in 2012 and EUR 6 million in 2011).

Stock options

During 2013 Nokia administered two global stock option plans, the Stock Option Plans 2007 and 2011, each of which, including its terms and conditions, has been approved by the shareholders at the Annual General Meeting in the year when the plan was launched.

Each stock option entitles the holder to subscribe for one new Nokia share. The stock options are non-transferable and may be exercised for shares only. Shares subscribed under global stock option plans will be eligible for dividend for the financial year in which the subscription takes place. Other shareholder rights commence on the date on which the subscribed shares are entered in the Trade Register. The stock option grants are generally forfeited if the employment relationship terminates with Nokia. Unvested stock options for employees who have transferred to Microsoft following the sale of Devices & Services business have been forfeited.

Total stock options outstanding as at December 31, 2013(1)

	Number of shares	Weighted average exercise price EUR	Weighted average share price EUR	Weighted average grant date fair value(2)
Shares under option at January 1, 2011	21 945 296	14.04
Granted	11 801 907	5.50		0.92
Exercised	6 208	5.07	7.69
Forfeited	2 441 876	9.05
Expired	7 909 089	17.53
Shares under option at December 31, 2011	23 390 030	9.07
Granted	10 258 400	2.32		0.76
Exercised	627	0.97	2.08
Forfeited	4 246 222	6.60
Expired	3 555 213	15.26
Shares under option at December 31, 2012	25 846 368	5.95
Granted	8 334 200	2.77		1.23
Exercised	—		—
Forfeited	3 705 512	4.06
Expired	2 474 864	14.78
Shares under option at December 31, 2013	28 000 192	4.47
Options exercisable at December 31, 2010 (shares)	11 376 937	17.07
Options exercisable at December 31, 2011 (shares)	6 904 331	14.01
Options exercisable at December 31, 2012 (shares)	5 616 112	11.96
Options exercisable at December 31, 2013 (shares)	4 339 341	9.66

(1)	Includes also stock options granted under other than global equity plans, however excluding the NSN share-based incentive program.
(2)	Fair value of stock options is calculated using the Black-Scholes model.

Performance shares

During 2013 Nokia administered four global performance share plans, the Performance Share Plans of 2010, 2011, 2012 and 2013 each of which, including its terms and conditions, has been approved by the Board of Directors.

The performance shares represent a commitment by Nokia Corporation to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. No performance shares will vest unless the Group’s performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria related to net sales and earnings per share (“EPS”).

The 2010 and 2011 plans have a three-year performance period. The shares vest after the respective performance period. The 2012 and 2013 plans have a two-year performance period and a subsequent one-year restriction period, after which the shares vest. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with the performance shares. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. Unvested performance shares for employees who have transferred to Microsoft following the sale of Devices & Services business have been forfeited.

The following table summarizes our global performance share plans.

Plan	Performance shares outstanding at threshold(1)	Number of participants (approx.)	Performance period		Settlement
2010	—	3 000	2010-2012		2013
2011	—	2 200	2011-2013		2014
2012	4 476 263	2 800	2012-2013	(2)	2015
2013	6 513 941	3 500	2013-2014	(3)	2016

(1)

Shares under Performance Share Plan 2011 vested on December 31, 2013 and are therefore not included in the outstanding numbers. Shares under Performance Share Plan 2012 are outstanding, however there will be no settlement under the Performance Share Plan 2012 as neither of the performance criteria of the plan was met.

(2)	Performance Share Plan 2012 has a two-year performance period with an additional one-year restriction period.
(3)	Performance Share Plan 2013 has a two-year performance period with an additional one-year restriction period.

Performance Shares Outstanding as at December 31, 2013(1)

	Number of performance shares at threshold	Weighted average grant date fair value EUR(2)
Performance shares at January 1, 2011	5 720 123
Granted	5 410 211	3.66
Forfeited	1 538 377
Vested(3)	2 009 423
Performance shares at December 31, 2011	7 582 534
Granted	5 785 875	1.33
Forfeited	2 718 208
Vested(4)	2 076 116
Performance shares at December 31, 2012	8 574 085
Granted	6 696 241	2.96
Forfeited	1 512 710
Vested(5)	2 767 412
Performance shares at December 31, 2013	10 990 204

(1)	Includes also performance shares granted under other than global equity plans. For further information see “Other equity plans for employees” below.
(2)	The fair value of performance shares is estimated based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period.
(3)	Includes performance shares under Performance Share plan 2009 that vested on December 31, 2011. There was no settlement under this plan as neither of the threshold performance criteria was met.

(4)

Includes performance shares under Performance Share plan 2010 that vested on December 31, 2012. Includes shares receivable through the one-time special CEO incentive program that vested on December 31, 2012, there was no settlement under the one-time special CEO incentive program as the performance criteria were not met.

(5)	Includes performance shares under Performance Share plan 2011 that vested on December 31, 2013.

There was no settlement under the Performance Share Plan 2011 and there will be no settlement under the Performance Share Plan 2012 as neither of the threshold performance criteria linked to EPS and Average Annual Net Sales Revenue of these plans were met.

Restricted Shares

During 2013, Nokia administered four global restricted share plans, the Restricted Share Plan 2010, 2011, 2012 and 2013, each of which, including its terms and conditions, has been approved by the Board of Directors.

Restricted Shares are used on a selective basis to ensure retention and recruitment of individuals with functional mastery and other employees deemed critical to Nokia’s future success.

All of the Group’s restricted share plans have a restriction period of three years after grant. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. The restricted share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting. Unvested restricted shares for employees who have transferred to Microsoft following the sale of Devices & Services business have been forfeited.

Restricted Shares Outstanding as at December 31, 2013(1)

	Number of Restricted Shares	Weighted average grant date fair value EUR(2)
Restricted Shares at January 1, 2011	12 359 896
Granted	8 024 880	3.15
Forfeited	2 063 518
Vested	1 735 167
Restricted Shares at December 31, 2011(3)	16 586 091
Granted	12 999 131	1.76
Forfeited	4 580 182
Vested	1 324 508
Restricted Shares at December 31, 2012(4)	23 680 532
Granted	12 347 931	3.05
Forfeited	3 490 913
Vested	2 180 700
Restricted Shares at December 31, 2013(5)	30 356 850

(1)	Includes also restricted shares granted under other than global equity plans.
(2)	The fair value of restricted shares is estimated based on the grant date market price of the Nokia share less the present value of dividends, if any, expected to be paid during the vesting period.
(3)	Includes 901 900 restricted shares granted in Q4 2008 under Restricted Share Plan 2008 that vested on January 1, 2012.
(4)	Includes 1 960 700 restricted shares granted in Q4 2009 under Restricted Share Plan 2009 that vested on January 1, 2013.

(5)	Includes 2 409 700 restricted shares granted in Q4 2010 under Restricted Share Plan 2010 that vested on January 1, 2014.

Other equity plans for employees

During 2011-2012, Nokia had a one-time special CEO incentive program designed to align Mr. Elop’s compensation to increased shareholder value and to link a meaningful portion of CEO’s compensation directly to the performance of Nokia’s share price over the period of 2011-2012. Mr. Elop had the opportunity to earn 125 000 – 750 000 Nokia shares at the end of 2012 based on two independent criteria: Total Shareholder Return relative to a peer group of companies over the two-year period and Nokia’s absolute share price at the end of 2012. As the minimum performance for neither of the two performance criterion was reached, no share delivery took place.

NSN established a share-based incentive program in 2012 under which options for Nokia Solutions and Networks B.V. shares are granted to selected NSN senior management and key employees. The options generally become exercisable on the fourth anniversary of the grant date or, if earlier, on the occurrence of certain corporate transactions, such as an initial public offering. The exercise price of the options is based on a per share value on grant as determined for the purposes of the incentive program. The options will be cash-settled at exercise unless an IPO has taken place, at which point they would be converted into equity-settled options. The options are accounted for as a cash-settled share-based payment liability based on the circumstances at December 31, 2013. The fair value of the liability is determined based on the estimated fair value of shares less the exercise price of the options on the reporting date. The total carrying amount for liabilities arising from share-based payment transactions is EUR 41 million at December 31, 2013 (EUR 11 million in 2012) and is included in accrued expenses and other liabilities in the consolidated statement of financial position.

In 2013, Nokia introduced a voluntary Employee Share Purchase Plan, which was offered in 2013 to Nokia employees working for Devices & Services business, HERE, Advanced Technologies and Corporate Common Functions. Under the plan employees make monthly contributions from their salary to purchase Nokia shares on a monthly basis during a 12-month savings period. Nokia offers one matching share for every two purchased shares the employee still holds after the last monthly purchase has been made in June 2014. Employees who have transferred to Microsoft following the Sale of Devices & Services business will receive a cash settlement under the plan.

26.	Deferred taxes

	2013	2012
	EURm	EURm
Deferred tax assets:
Intercompany profit in inventory	48	58
Tax losses carried forward and unused tax credits	446	564
Warranty provision	6	47
Other provisions	120	261
Depreciation differences	660	893
Other temporary differences	102	145
Reclassification due to netting of deferred taxes	(492)	(689)

Total deferred tax assets	890	1 279

Deferred tax liabilities:
Depreciation differences and untaxed reserves	(609)	(893)
Undistributed earnings	(68)	(313)
Other temporary differences	(10)	(184)
Reclassification due to netting of deferred taxes	492	689

Total deferred tax liabilities	(195)	(701)

Net deferred tax asset	695	578

Tax charged to equity	6	3

At December 31, 2013 the Group had tax losses carry forward of EUR 6 295 million (EUR 6 528 million in 2012) of which EUR 5 117 million will expire within 10 years (EUR 4 554 million in 2012).

At December 31, 2013 the Group had tax losses carry forward, temporary differences and tax credits of EUR 10 693 million (EUR 10 446 million in 2012) for which no deferred tax asset was recognized due to uncertainty of utilization of these items. EUR 4 882 million of those will expire within 10 years (EUR 4 392 million in 2012).

The recognition of the remaining deferred tax assets is supported by offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions.

At December 31, 2013 the Group had undistributed earnings of EUR 614 million (EUR 347 million in 2012) on which no deferred tax liability has been formed as these will not reverse in the foreseeable future.

27.	Accrued expenses and other liabilities

	2013	2012
	EURm	EURm
Advance payments and deferred revenue	1 163	1 747
Wages and salaries	710	1 031
Social security, VAT and other indirect taxes	312	555
NSN customer project related	234	378
Other	614	2 512

Total	3 033	6 223

Other accruals include accrued discounts, royalties, research and development expenses, marketing expenses and interest expenses as well as various amounts which are individually insignificant.

Accrued expenses and other liabilities of disposal groups classified as held for sale at December 31, 2013 were EUR 2 113 million.

Accrued current tax liabilities are presented separately in the consolidated statement of financial position in 2013 and have also been reclassified for comparability purposes in 2012.

28.	Provisions

	Restructuring	Project losses	Warranty	Material liability	IPR infringements	Other	Total
	EURm		EURm	EURm	EURm	EURm	EURm
At January 1, 2012	483	205	688	125	431	396	2 328
Exchange differences	—	—	3	4	—	(7)	—
Additional provisions	1 566	247	340	300	38	51	2 542
Changes in estimates	(124)	(65)	(28)	(85)	(63)	(61)	(426)

Charged to profit and loss account	1 442	182	312	215	(25)	(10)	2 116

Utilized during year	(1 178)	(238)	(596)	(102)	(18)	(20)	(2 152)

At December 31, 2012	747	149	407	242	388	359	2 292

Transfer to liabilities of disposal groups held for sale(1)	(165)	—	(333)	(207)	(371)	(214)	(1 290)
Exchange differences	(2)	—	(2)	—	—	(10)	(14)
Additional provisions	283	170	65	6	—	107	631
Changes in estimates	(38)	(57)	(12)	(6)	(1)	(13)	(127)

Charged to profit and loss account	245	113	53	0	(1)	94	504

Utilized during year	(382)	(110)	(31)	(16)	(1)	(30)	(570)

At December 31, 2013	443	152	94	19	15	199	922

(1)	Provision balances before movements during the year.

	2013	2012
	EURm	EURm
Analysis of total provisions at December 31:
Non-current	242	304
Current	680	1 988

The restructuring provision in 2013 is mainly related to restructuring activities in NSN. In 2013, the remaining balance of NSN’s restructuring provision is EUR 437 million (EUR 568 million in 2012). The majority of outflows related to the restructuring is expected to occur over the next two years.

Restructuring and other associated expenses incurred in NSN in 2013, including mainly personnel related expenses as well as expenses arising from the country and contract exits based on NSN strategy that focuses on key markets and product segments and costs incurred in connection with the divestments of businesses totaled EUR 570 million (EUR 1 226 million in 2012).

In 2013, the remaining balance of HERE’s restructuring provision is EUR 4 million. In addition to the plans announced in 2011 and 2012, HERE announced during 2013 further plans to reduce its workforce in the map data collection and processing areas of its business.

Provisions for losses on projects in progress are related to NSN onerous contracts. Utilization of provisions for project losses is generally expected to occur in the next 12 months.

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

Other provisions include provisions for various contractual obligations and litigations. Outflows for other provisions are generally expected to occur over the next two years. Provisions for project losses and other provisions include amounts recorded for claims related to the exit from various customer contracts in line with the NSN strategic focus or due to challenging political or business environments. Such provisions are estimated based on the information currently available and are subject to change as negotiations with customers, trade sanctions environment, or other related circumstances evolve.

Uncertain income tax positions regarding current tax are included in Current income tax liabilities in the consolidated statement of financial position in 2013 and have also been reclassified for comparability purposes in 2012.

Provisions included in Liabilities of disposal groups classified as held for sale at December 31, 2013 were EUR 1 013 million.

Legal Matters

A number of Nokia companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding intellectual property, product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade and privacy matters. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and could affect our business and reputation. While Nokia does not believe that any of these legal proceedings will a have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Nokia may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations and cash flow.

Taxation Related Litigation and Proceedings

Tax proceedings in India

During early 2013 Nokia became subject to a tax investigation in India, focusing on Indian withholding tax consequences of payments made within Nokia for the supply of operating software from its parent company in Finland. Subsequently, Indian authorities have extended the investigation to other related tax consequences, such as allegations claiming that Nokia Corporation would have a permanent establishment in India for taxation purposes, transfer pricing aspects and potential non-deductibility of certain software payments for Indian corporate tax purposes. While raising these claims and arguing based on potential future claims against Nokia India Private Limited and the parent company Nokia Corporation, Indian authorities have also placed liens on Nokia India Private Limited’s and Nokia Corporation’s assets in India. These liens have prevented Nokia from transferring the Chennai factory and selected other Indian assets to Microsoft in connection with the closing of the Sale of the D&S Business. In addition, Indian authorities have ordered a special audit on Nokia India Private Limited, while seeking to finalize the ongoing tax investigations.

To date, Nokia has been served with final assessment orders on the underlying withholding tax case in 2013, and the company has appealed on this case to the Income Tax Tribunal in Delhi. Other related assessment proceeding mentioned above are pending. While taking necessary actions to defends its rights vigorously under Indian and International laws, Nokia is extending its full cooperation with the income tax authorities and special auditors to finalize the pending assessment proceedings in due course.

Intellectual Property Rights Litigation

HTC

In 2012, Nokia commenced patent infringement proceedings against HTC in relation to 21 non-essential patents in Germany in the District Courts of Mannheim, Munich and Düsseldorf, in relation to nine non-essential patents in the ITC in Washington DC, and 18 non-essential patents in the United States District Court for the District of Delaware.

In response, HTC filed nullity actions with the Federal Patent Court in Munich, commenced revocation proceedings against 18 of Nokia’s non-essential patents in the UK High Court, and filed an action for patent infringement in respect of one non-essential patent against Nokia GmbH in the District Court of Mannheim and against Nokia Oyj in the District Court of Munich in 2012. S3 Graphics Co. Ltd, a subsidiary of HTC, also filed actions for patent infringement in respect of one non-essential patent against Nokia GmbH in the District Court of Mannheim and Nokia Oyj in the District Court of Dusseldorf. HTC commenced, then later withdrew, an arbitration in the UK claiming that some of the patents asserted by Nokia against HTC were licensed under an essential patent licence.

Subsequently, Nokia filed further infringement actions in respect of HTC’s UK revocation actions, brought further infringement proceedings against HTC in relation to nine non-essential patents in the District Courts of Mannheim, Munich and Dusseldorf, three non-essential patents in the Court of Paris, France, two non-essential patents in the Regional Court of the Hague, the Netherlands, two non-essential patents in the Court of Rome, Italy and four non-essential patents in the Tokyo District Court, Japan. Nokia also commenced patent infringement proceedings against HTC in respect of seven non-essential patents in the ITC in Washington DC, and ten non-essential patents in the United States District Court for the Southern District of California.

Nokia was awarded injunctions against HTC in respect of a power control patent and patent enabling modern mobile devices to work in older networks by the District Court of Mannheim, a USB functionality patent and a patent enabling the transfer of network resource information between mobile devices by the District Court of Munich. The UK High Court found that Nokia’s patent relating to a modulator structure was valid and infringed by HTC in October 2013. In its initial determination in September 2013, the ITC found that HTC had violated two patents which cover improvements to radio receivers and transmitters. The Tokyo District Court gave a judgment in default against HTC in respect of a calendar display patent. The first two of S3 and HTC’s actions were dismissed by the District Court of Mannheim.

On February 7, 2014, the parties settled all pending patent litigation between them, and entered into a patent and technology collaboration agreement. HTC will make payments to Nokia and the collaboration will involve HTC’s LTE patent portfolio. The full terms of the agreement are confidential.

Samsung

During August and September 2013, Nokia and Samsung agreed to extend their existing patent license agreement for five years from December 31, 2013. According to the agreement, Samsung will pay additional compensation to Nokia for the period commencing from January 1, 2014 onwards, and the amount of this compensation will be finally settled in a binding arbitration. The parties have commenced arbitration and expect to have a final resolution in 2015.

ERISA & Securities Litigation

On April 19, 2010 and April 21, 2010, two individuals filed separate putative class action lawsuits against Nokia Inc. and the directors and officers of Nokia Inc., and certain other employees and representatives of the company, claiming to represent all persons who were participants in or beneficiaries of the Nokia Retirement Savings and Investment Plan (the “Plan”) who participated in the Plan between January 1, 2008 and the present and whose accounts included investments in Nokia stock. The plaintiffs allege that the defendants failed to comply with their statutory and fiduciary duties when they failed to remove Nokia stock as a plan investment option. The cases were consolidated into Majad v. Nokia and an amended consolidated complaint was filed on September 15, 2010. The amended complaint alleges that the named individuals knew of the matters alleged in the securities case referenced above, that the matters significantly increased the risk of Nokia stock ownership, and as a result of that knowledge, the named defendants should have removed Nokia stock as a Plan investment option. The plaintiff’s claims were dismissed in their entirety on September 5, 2011. On September 13, 2012 the Court denied Plaintiffs’ motion for leave to amend their complaint a second time and entered judgment in favor of Nokia. On October 23, 2012, the plaintiffs filed an appeal of the District Court’s order granting judgment in favor of Nokia. On June 21, 2013, the Second Circuit upheld the earlier decision of the US District Court for the Southern District of New York from September 13, 2012 to dismiss all claims made in the ERISA claim filed against defendants including Nokia Inc. and the Nokia Inc. Retirement Plan by Javad Majad and Ryan Sharif. The Plaintiff had until September 23, 2013 to appeal the Second Circuit decision by filing a cert petition to the US Supreme Court. The Plaintiff did not appeal and the case is closed.

On September 19, 2012, a class action based on the US Employee Retirement Income Security Act (“ERISA”) entitled Romero v. Nokia was filed in the United States District Court for the Southern District of New York. The complaint named Nokia Corporation, certain Nokia Corporation Board members, Fidelity Management Trust Co., The Nokia Retirement Savings & Investment Plan Committee and Linda Fonteneaux as well as certain individuals from the Nokia Retirement Savings & Investment Plan Committee whose identity is not known to the plaintiffs as defendants. The complaint claimed to represent all persons who were participants in or beneficiaries of the Nokia Retirement Savings and Investment Plan (the “Plan”) who participated in the Plan between January 19, 2012 and the present and whose accounts invested in the Nokia Stock Fund (“the Fund”). The complaint alleged that the named individuals breached their fiduciary duties by, among other things, permitting the plan to offer the Fund as an investment option, permitting the plan to invest in the Fund and permitting the Fund to invest in and remain invested in American Depository Receipts of Nokia Corporation when the defendants allegedly knew the Fund and Nokia’s shares were extremely risky investments. Plaintiff was provided plan documents and informed that it had incorrectly identified the proper defendants in its complaint. On December 10, 2012 Plaintiff filed a motion to dismiss the complaint against all defendants, without prejudice and indicated it would refile in California where the Nokia Retirement Savings and Investment Plan is currently administered.

Romero filed a new complaint on December 10, 2012 in the United States District Court for the Northern District of California, naming as defendants Nokia Inc., the Nokia Retirement Savings and Investment Plan Committee, and several individuals alleged to be plan fiduciaries, claiming to represent all persons who were participants in or beneficiaries of the Nokia Retirement Savings and Investment Plan (the “Plan”) who participated in the Plan between January 19, 2012 and the present and whose accounts invested in the Nokia Stock Fund (“the Fund”). The complaint alleges that named individuals breached their fiduciary duties by, among other things, permitting the plan to offer the Fund as an investment option, permitting the plan to invest in the Fund and permitting the Fund to invest in and remain invested in American Depository Receipts of Nokia Corporation when the defendants allegedly knew the Fund and Nokia’s shares were extremely risky investments. On May 15, 2013, Nokia and the Named Defendants filed a motion to dismiss all claims against the defendants and are awaiting the Court’s decision. On October 15, 2013 the court granted Nokia and the Named Defendants motion to dismiss all claims with prejudice. Plaintiff did not appeal and this matter is closed.

Antitrust Litigation

LCD and CRT Cartel claims

In November 2009, Nokia Corporation filed two lawsuits, one in the United Kingdom’s High Court of Justice and the other in the United States District Court for the Northern District of California, joined by Nokia Inc., against certain manufacturers of liquid crystal displays (“LCDs”). Both suits concerned the same underlying allegations: namely, that the defendants violated the relevant antitrust or competition laws by entering into a worldwide conspiracy to raise and/or stabilize the prices of LCDs, among other anticompetitive conduct, from approximately January 1996 to December 2006 (the “Cartel Period”). Defendants Sharp Corporation, LG Display Co. Ltd., Chunghwa Picture Tubes, Ltd., Hitachi Displays Ltd. and Epson Imaging Devices Corporation, as well as non-defendant Chi Mei Optoelectronics, and Hannstar Display Corporation, have pleaded guilty in the United States to participating in a conspiracy to fix certain LCD prices and have agreed to pay fines totaling approximately USD 900 million. Further, the United States Department of Justice has indicted AU Optronics Corporation and its American subsidiary, AU Optronics Corporation America, for participation in the conspiracy to fix the prices of TFT-LCD panels sold worldwide from September 14, 2001 to December 1, 2006.

Also in November 2009, Nokia Corporation filed a lawsuit in the United Kingdom’s High Court of Justice against certain manufacturers of cathode rays tubes (“CRTs”). In this lawsuit, Nokia alleges that the defendants violated the relevant antitrust or competition laws by entering into a worldwide conspiracy to raise and/or stabilize the prices of CRTs, among other anticompetitive conduct, from no later than March 1995 to around November 2007.

All of the defendants have now settled Nokia’s claims against them on confidential terms.

Certain litigation that has been included in this section of our annual report on Form 20-F in the previous year have transferred to Microsoft at the closing of the Sale of the D&S Business and accordingly no information on those cases is included here.

We are also party to other routine litigation, as well as indemnity claims involving customers or suppliers, which are incidental to the normal conduct of our business. Based upon the information currently available, our management does not believe that liabilities related to those proceedings are likely to be material to our financial condition or results of operations.

29.	Earnings per share

	2013	2012	2011
Numerator/EURm
Basic:
Profit (loss) attributable to equity holders of the parent
Continuing operations	186	(771)	(1 272)
Discontinued operations	(801)	(2 334)	109
Total Group	(615)	(3 105)	(1 163)
Diluted:
Elimination of interest expense, net of tax, on convertible bonds, where dilutive	—	—	—
Profit (loss) used to determine diluted earnings per share
Continuing operations	186	(771)	(1 272)
Discontinued operations	(801)	(2 334)	109
Total Group	(615)	(3 105)	(1 163)
Denominator/1000 shares
Basic:
Weighted average number of shares in issue	3 712 079	3 710 845	3 709 947

Effect of dilutive securities:
Stock options	1 978	—	473
Performance shares	—	—	—
Restricted shares and other	19 307	—	6 614

	21 285		7 087
Assumed conversion of convertible bonds	—	—	—

	21 285	—	7 087
Diluted:
Adjusted weighted average number of shares and assumed conversions
Continuing operations	3 733 364	3 710 845	3 709 947
Discontinued operations	3 712 079	3 710 845	3 717 034
Total Group	3 712 079	3 710 845	3 709 947

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year excluding shares purchased by the Group and held as treasury shares. Diluted earnings per share is calculated by adjusting the profit attributable to equity holders of the parent to eliminate the interest expense of the dilutive convertible bond and by adjusting the weighted average number of shares outstanding with the dilutive effect of stock options, restricted shares and performance shares outstanding during the period as well as the assumed conversion of convertible bonds.

In 2013, stock options equivalent to 16 million shares (22 million in 2012 and 16 million in 2011) were excluded from the calculation of diluted earnings per share because they were determined to be anti-dilutive.

In addition, 4 million performance shares (2 million in 2012 and 2 million in 2011) were excluded from the calculation of dilutive shares because contingency conditions have not been met.

As of December 31, 2013, there were 19 million (4 million in 2012 and 7 million in 2011) of restricted shares outstanding that could potentially have a dilutive impact in the future but were excluded from the calculation as they were determined anti-dilutive.

Convertible bonds issued to Microsoft in September 2013 were excluded from the calculation of diluted shares in 2013 because they were determined to be antidilutive. These potential shares, if fully converted, would result in an issuance of 368 million shares. As a result of the closing of the sale of Device & Services business the bonds have been redeemed.

The 2012 convertible bond includes a voluntary conversion option. Based on the initial conversion price, voluntary conversion of the entire bond would result in the issue of 287 million shares. These potential shares were excluded from the calculation of diluted shares in 2013 and 2012 because they were determined to be antidilutive at December 31, 2013 and 2012, respectively.

30.	Commitments and contingencies

	2013(1)	2012(2)
	EURm	EURm
Collateral for own commitments
Assets pledged	38	38

Contingent liabilities on behalf of Group companies
Other guarantees	778	937

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of associated companies	16	11

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties(3)	12	12
Other guarantees	103	68

Financing commitments
Customer finance commitments(3)	25	34
Venture fund commitments	215	282

(1)	Continuing operations
(2)	Nokia Group
(3)	See also Note 35 Risk Management

The amounts above represent the maximum principal amount of commitments and contingencies.

Other guarantees on behalf of Group companies include commercial guarantees of EUR 463 million in 2013 (EUR 598 million in 2012) provided to certain NSN customers in the form of bank guarantees or corporate guarantees issued by NSN. These instruments entitle the customer to claim payment as compensation for non-performance by NSN of its obligations under network infrastructure supply agreements. Depending on the nature of the guarantee, compensation is payable on demand or subject to verification of non-performance. Volume of other guarantees has decreased mainly due to expired guarantees.

Contingent liabilities on behalf of other companies were EUR 103 million in 2013 (EUR 68 million in 2012). The increase in volume is mainly due to the transfer of guarantees in connection with the disposal of certain businesses where contractual risks and revenues have been transferred, but some of the commercial guarantees have not yet been re-assigned legally.

Financing commitments of EUR 25 million in 2013 (EUR 34 million in 2012) are available under loan facilities negotiated mainly with NSN customers. Availability of the amounts is dependent upon the borrower’s continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.

Venture fund commitments of EUR 215 million in 2013 (EUR 282 million in 2012) are financing commitments to a number of funds making technology related investments. As a limited partner in these funds Nokia is committed to capital contributions and also entitled to cash distributions according to respective partnership agreements and underlying fund activities.

As of December 31, 2013, Nokia continuing operations had purchase commitments of EUR 772 million (Nokia Group EUR 2 042 million in 2012) relating to inventory purchase obligations, service agreements and outsourcing arrangements, primarily for purchases in 2014.

The Group is party to routine litigation incidental to the normal conduct of business, including, but not limited to, several claims, suits and actions both initiated by third parties and initiated by Nokia relating to infringements of patents, violations of licensing arrangements and other intellectual property related matters, as well as actions with respect to products, contracts and securities. Based on the information currently available, in the opinion of management the outcome of and liabilities in excess of what has been provided for related to these or other proceedings, in the aggregate, are not likely to be material to the financial condition or result of operations. See also Note 28.

31.	Leasing contracts

The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

Continuing operations		Operating leases
		EURm
Leasing payments	2014	139
	2015	98
	2016	66
	2017	51
	2018	45
	Thereafter	151

	Total	550

Rental expense amounted to EUR 256 million in 2013 (EUR 361 million in 2012 and EUR 313 million in 2011).

32.	Related party transactions

At December 31, 2013, the Group had borrowings amounting to EUR 69 million (EUR 69 million in 2012) from Nokia Unterstützungsgesellschaft mbH, the Group’s German pension fund, which is a separate legal entity. The loan bears interest at 6% annum and its duration is pending until further notice by the loan counterparties who have the right to terminate the loan with a 90 day notice. The loan is included in long-term interest-bearing liabilities in the consolidated statement of financial position.

There were no loans granted to the members of the Nokia Leadership Team and the Board of Directors at December 31, 2013, 2012 or 2011.

Transactions with associated companies

	2013	2012	2011
	EURm	EURm	EURm
Share of results of associated companies	4	(1)	(23)
Dividend income	5	—	—
Share of shareholders’ equity of associated companies	53	46	47
Sales to associated companies	6	12	37
Purchases from associated companies	178	150	91
Receivables from associated companies	—	1	—
Liabilities to associated companies	12	32	14

At December 31, 2013, the Group has guaranteed a loan of EUR 16 million (EUR 11 million in 2012) for an associated company of the Group.

Management compensation

Nokia announced on September 3, 2013 that it had entered into a transaction agreement whereby Nokia will sell substantially all of its Devices & Services business to Microsoft. As a result of the proposed transaction, Nokia announced changes to its leadership. These changes were designed to provide an appropriate corporate governance structure during the interim period following the announcement of this transaction. Stephen Elop stepped down from his positions as President and CEO and Nokia’s Chairman of the Board Risto Siilasmaa and Chief Financial Officer of Nokia Timo Ihamuotila assumed additional responsibilities as Interim CEO and Interim President, respectively, from September 3, 2013.

The following table sets forth the salary and cash incentive information awarded and paid or payable by the Group to the Chief Executive Officer and President of Nokia Corporation for fiscal years 2011-2013, share-based compensation expense relating to equity-based awards, expensed by the Group as well as the pension expenses, expensed by the Group. The table includes compensation for the time in-role or the compensation for the role related responsibilities, only.

	2013				2012				2011
	Base salary/ fee(1)	Cash incentive payments(1)	Share-based compensation expense	Pension expenses	Base salary	Cash incentive payments	Share-based compensation expense	Pension expenses	Base salary	Cash incentive payments	Share-based compensation expense	Pension expenses
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Risto Siilasmaa
Interim CEO as of September 3, 2013(2)	500 000	—	—	—
Timo Ihamuotila
Interim President as of September 3, 2013(3)	150 000	—	12 107	42 500
Stephen Elop,
President and CEO until September 3, 2013	753 911	769 217	2 903 226	263 730	1 079 500	—	1 597 496	247 303	1 020 000	473 070	2 086 351	280 732

(1)

Base salaries are prorated for the time in role, incentive payments represent full year incentive payment earned under Nokia short term incentive programs. For interim roles the base salaries or fees for the role related responsibilities, only.

(2)

As compensation for his additional responsibilities as interim CEO, Risto Siilasmaa received EUR 500 000, 40% was delivered to him in shares bought on the open market. The remaining 60% was paid in cash, most of which was used to cover the estimated associated taxes.

(3)

In recognition of additional responsibilities, Timo Ihamuotila will receive EUR 250 000, out of which EUR 150 000 was paid in 2013. In addition, Timo Ihamuotila received an equity grant with an approximate aggregate grant date value of EUR 250 000 in the form of Nokia stock options and Nokia restricted shares. These grants are subject to Nokia’s Equity plans standard terms and conditions and vesting schedules.

Total remuneration of the Nokia Leadership Team awarded for the fiscal years 2011-2013 was EUR 9 160 848 in 2013 (EUR 7 304 269 in 2012 and EUR 8 396 423 in 2011), which consisted of base salaries and cash incentive payments. Total share-based compensation expense relating to equity-based awards expensed by the Group was EUR 7 913 633 in 2013 (EUR 3 213 047 in 2012 and EUR 4 513 671 in 2011). The members of the Nokia Leadership Team participate in the local retirement programs applicable to employees in the country where they reside.

Board of Directors

The following table depicts the annual remuneration structure paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years.

	2013		2012		2011
	Gross Annual Fee	Shares Received	Gross Annual Fee	Shares Received	Gross Annual Fee	Shares Received
	EUR(1)		EUR(1)		EUR(1)
Board of Directors
Risto Siilasmaa
Chairman as from May 3, 2012(2)	440 000	77 217	440 000	70 575	155 000	10 428
Jorma Ollila
Chairman until May 3, 2012(3)			—	—	440 000	29 604
Dame Marjorie Scardino Vice Chairman until May 7, 2013(4)			150 000	24 062	150 000	10 092
Jouko Karvinen Vice Chairman from May 7, 2013(5)	175 000	14 374	155 000	24 860	140 000	9 419
Bruce Brown	130 000	10 678	130 000	20 850
Elisabeth Doherty(6)	140 000	11 499
Stephen Elop(7)	—	—	—	—	—	—
Bengt Holmström					130 000	8 746
Henning Kagermann(8)	155 000	12 731	155 000	24 860	155 000	10 428
Per Karlsson			—	—	130 000	8 746
Helge Lund	130 000	10 678	130 000	20 850	130 000	8 746
Isabel Marey-Semper(9)			140 000	22 454	140 000	9 419
Mårten Mickos	130 000	10 678	130 000	20 850	—	—
Elizabeth Nelson(10)	140 000	11 499	140 000	22 454	—	—
Kari Stadigh	130 000	10 678	130 000	20 850	130 000	8 746

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

(2)

The 2013 and 2012 fees paid to Risto Siilasmaa amounted to an annual total of EUR 440 000 for services as Chairman of the Board. The 2011 fee paid to Risto Siilasmaa amounted to an annual total of EUR 155 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Audit Committee. Siilasmaa was also paid a fee serving as interim CEO as of September 3, 2013. Fee for his duties as interim CEO is presented under Management compensation.

(3)	The 2011 fee paid to Jorma Ollila amounted to an annual total of EUR 440 000 indicated for his services as Chairman of the Board.
(4)	The 2012 and 2011 fees paid to Dame Marjorie Scardino amounted to an annual total of EUR 150 000 each year indicated for services as Vice Chairman of the Board.
(5)	The 2013 fee paid to Jouko Karvinen amounted to an annual total of EUR 175 000, consisting of a fee of EUR 150 000 for services as a Vice Chairman of the Board and EUR 25 000 for service as

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
(6)

The 2013 fee paid to Elizabeth Doherty amounted to total of EUR 140 000 consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(7)

Stephen Elop did not receive remuneration for his services as a member of the Board. This table does not include remuneration paid to Mr. Elop for services as the President and CEO. Stephen Elop stepped down from the board of directors as of September 3, 2013.

(8)

The 2013, 2012 and 2011 fees paid to Henning Kagermann amounted to an annual total of EUR 155 000 each year indicated, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as Chairman of the Personnel Committee.

(9)

The 2012 and 2011 fees paid to Isabel Marey-Semper amounted to an annual total of EUR 140 000 each year indicated, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

(10)

The 2013 and 2012 fees paid to Elizabeth Nelson amounted to an annual total of EUR 140 000, consisting of a fee of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit committee.

Termination benefits of the President and CEO

Mr. Elop’s employment contract was amended effective as of September 3, 2014, as a result of entering into a transaction with Microsoft for the Sale of D&S Business. Under the terms of the amendment, Mr. Elop resigned from his position as President and CEO as of September 3, 2013 and assumed the role of Executive Vice President, Devices & Services. He also resigned from his position as a member of Board of Directors as of the same date. After the closing of the Sale of D&S Business, he transferred to Microsoft as agreed with Microsoft. In accordance with his service contract he received a severance payment of EUR 24.2 million in total. This amount included: base salary and management incentive EUR 4.1 million and value of equity awards EUR 20.1 million. The amount of the equity awards was based on the Nokia closing share price of EUR 5.28 per share at NASDAQ OMX Helsinki on April 24, 2014. Pursuant to the terms of the purchase agreement with Microsoft entered into in connection with the Sale of D&S Business, 70% of the total severance payment was borne by Microsoft and the remaining 30% of the severance amount (EUR 7.3 million) was borne by Nokia.

33.	Notes to the consolidated statements of cash flows

	2013	2012	2011
	EURm	EURm	EURm
Adjustments for(1):
Depreciation and amortization	728	1 326	1 562
Loss/(profit) on sale of property, plant and equipment and available-for-sale investments	40	(131)	(49)
Income taxes	401	1 145	291
Share of results of associated companies (Note 16)	(4)	1	23
Non-controlling interest	(124)	(681)	(323)
Financial income and expenses	264	333	49
Transfer from hedging reserve to sales and cost of sales	(87)	(16)	(4)
Impairment charges (Note 9)	20	109	1 338
Asset retirements	24	31	13
Share-based compensation	56	13	18
Restructuring related charges(2)	446	1 659	565
Other income and expenses	25	52	5

Adjustments, total	1 789	3 841	3 488

Change in net working capital
Decrease in short-term receivables	1 655	2 118	218
Decrease in inventories	193	707	289
(Decrease) in interest-free short-term borrowings	(2 793)	(2 706)	(1 148)

Change in net working capital	(945)	119	(641)

(1)	Combines adjustments relating to both continuing and discontinued operations.
(2)	The adjustments for restructuring related charges represent the non-cash portion of the restructuring related charges recognized in the consolidated income statement.

The Group did not engage in any material non-cash investing activities in 2013, 2012 and 2011.

34.	Principal Nokia Group companies at December 31, 2013

	Country of incorporation and place of business	Primary nature of business	Parent holding %	Group majority %		Non-controlling interests %
Continuing Nokia Group companies
Nokia Solutions and Networks B.V.	The Hague, Netherlands	Holding company	—	100.0	(1)	—
Nokia Solutions and Networks Oy	Helsinki, Finland	Sales and manufacturing company	—	100.0		—
Nokia Solutions and Networks US LLC	Delaware, USA	Sales company	—	100.0		—
Nokia Solutions and Networks Japan Corp.	Tokyo, Japan	Sales company	—	100.0		—
Nokia Solutions and Networks India Private Limited	New Delhi, India	Sales and manufacturing company	—	100.0		—
Nokia Solutions and Networks System Technology (Beijing) Co., Ltd.	Beijing, China	Sales company	—	100.0		—
Nokia Solutions and Networks Branch Operations Oy	Helsinki, Finland	Sales company	—	100.0		—
Nokia Solutions and Networks Korea Ltd.	Seoul, South Korea	Sales company	—	100.0		—
Nokia Solutions and Networks do Brasil Telecomunicações Ltda.	Sao Paolo, Brazil	Sales company	—	100.0		—
Nokia Solutions and Networks Technology Service Co., Ltd.	Beijing, China	Sales company	—	100.0		—
HERE Holding Corporation	Delaware, USA	Holding company	—	100.0		—
HERE Global B.V.	Veldhoven, Netherlands	Holding company	1.45	100.0		—
HERE Europe B.V.	Veldhoven, Netherlands	Sales and holding company	—	100.0		—
HERE North America LLC	Delaware, USA	Sales and development company	—	100.0		—
Nokia Gate5 GmbH/HERE Deutschland GmbH	Berlin, Germany	Development	—	100.0		—
Nokia Finance International B.V.	Haarlem, Netherlands	Holding and finance company	100.0	100.0
Discontinued Nokia Group companies
Nokia Sales International Oy	Helsinki, Finland	Sales company	100.0	100.0		—
Nokia India Sales Pvt Limited	New Delhi, India	Sales company		100.0
Nokia India Pvt	New Delhi, India	Manufacturing Company	99.99	100.0		—
OOO Nokia	Moscow, Russia	Sales company	100.0%	100.0
Nokia (China) Investment Co., Ltd	Beijing, China	Sales and holding company	100.0	100.0		—
Nokia Telecommunications Ltd	Beijing, China	Manufacturing company	4.5	83.9		16.1
Nokia Inc.	Delaware, USA	Sales company	—	100.0		—
Nokia UK Limited	London, United Kingdom	Sales company	—	100.0		—
Nokia do Brazil Technologia Ltd a	Manaus, Brazil	Manufacturing company	—	100.0		—
Nokia TMC Limited	Masan, South Korea	Manufacturing company	100.0%	100.0		—
Nokia (Thailand) Ltd	Bangkok, Thailand	Sales company		100.0		—

(1)	In 2013, Nokia acquired the remaining 50% of Nokia Siemens Networks B.V., the ultimate parent of the NSN business. By that, the parent entity of NSN business became a fully owned subsidiary of Nokia.

35.	Risk Management

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

The principles documented in the Nokia Risk Policy and approved by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function head is also the risk owner, but it is everyone’s responsibility in Nokia to identify risks which prevent Nokia from reaching its objectives. Risk management covers strategic, operational, financial and hazard risks.

Key risks and opportunities are reviewed by the Nokia Leadership team and the Board of Directors in order to create visibility on business risks as well as to enable prioritization of risk management activities at Nokia. In addition to the general principles defined in the Nokia Risk Policy, specific risk management implementation is reflected in other key Nokia policies.

The following information for 2013 has been presented for Nokia continuing operations only. The comparative year includes the Nokia Group total.

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

Treasury activities are governed by the Treasury Policy approved by the CEO, that provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management in Nokia. Other related policies and procedures in Nokia and NSN, approved by respective CFO’s or relevant finance executives, cover specific areas such as foreign exchange risk, interest rate risk, credit and liquidity risk as well as use of derivative financial instruments in managing these risks. Nokia is risk averse in its Treasury activities.

Financial risks are divided into (a) market risk (covering foreign exchange risk, interest risk and equity price risk), (b) credit risk (covering business related credit risk and financial credit risk) and (c) liquidity risk.

(a) Market Risk

Methodology for assessing market risk exposures: Value-at-Risk

Nokia uses the Value-at-Risk (“VaR”) methodology to assess the Group exposures to foreign exchange, interest rate, and equity risks. The VaR gives estimates of potential fair value losses in market risk sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period.

In Nokia, the foreign exchange VaR is calculated with the Monte Carlo method which simulates random values for exchange rates in which the Group has exposures and takes the non-linear price function of certain foreign exchange derivative instruments into account. The variance-covariance methodology is used to assess and measure the interest rate risk and equity price risk.

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

The VaR methodology relies on a number of assumptions, such as a) risks are measured under average market conditions, assuming that market risk factors follow normal distributions; b) future movements in market risk factors follow estimated historical movements; and c) the assessed exposures do not change during the holding period. Thus it is possible that, for any given month, the potential losses at 95% confidence level are different and could be substantially higher than the estimated VaR.

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

At the end of years 2013 and 2012, the following currencies represent a significant portion of the currency mix in the outstanding financial instruments:

2013	USD	JPY	CNY	INR
	EURm	EURm	EURm	EURm
FX derivatives used as cashflow hedges (net amount)(1)	(409)	(232)	—	—
FX derivatives used as net investment hedges (net amount)(2)	(724)	(14)	(358)	(157)
FX exposure from balance sheet items (net amount)(3)	(217)	36	(47)	(141)
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss (net amount)[3]	(367)	(116)	81	57
Cross currency / interest rate hedges	390	—	—	—

2012	USD	JPY	CNY	INR
	EURm	EURm	EURm	EURm
FX derivatives used as cashflow hedges (net amount)(1)	550	(281)	—	—
FX derivatives used as net investment hedges (net amount)(2)	(281)	(16)	(1 043)	(763)
FX exposure from balance sheet items (net amount)(3)	1 156	38	263	(539)
FX derivatives not designated in a hedge relationship and carried at fair value through profit and loss (net amount)(3)	(1 439)	106	(114)	420
Cross currency / interest rate hedges	428	—	—	—

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

The VaR figures for the Group’s financial instruments which are sensitive to foreign exchange risks are presented in the table below. The VaR calculation includes foreign currency denominated monetary financial instruments such as:

•	Available-for-sale investments, loans and accounts receivable, investments at fair value through profit and loss, cash, loans and accounts payable.

•	FX derivatives carried at fair value through profit and loss which are not in a hedge relationship and are mostly used for hedging balance sheet foreign exchange exposure.

•

FX derivatives designated as forecasted cash flow hedges and net investment hedges. Most of the VaR is caused by these derivatives as forecasted cash flow and net investment exposures are not financial instruments as defined under IFRS 7 and thus not included in the VaR calculation.

	VaR from financial instruments
	2013	2012
	EURm	EURm
At December 31	42	67
Average for the year	114	128
Range for the year	42 - 188	67 - 192

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

The objective of interest rate risk management is to balance uncertainty caused by fluctuations in interest rates and net long-term funding costs.

At the reporting date, the interest rate profile of the Group’s interest-bearing assets and liabilities is presented in the table below:

	2013		2012
	Fixed rate	Floating rate	Fixed rate	Floating rate
	EURm	EURm	EURm	EURm
Assets	4 400	4 739	3 488	6 627
Liabilities	(5 947)	(630)	(4 191)	(1 312)

Assets and liabilities before derivatives	(1 547)	4 109	(703)	5 315
Interest rate derivatives	954	(926)	1 880	(1 784)

Assets and liabilities after derivatives	(593)	3 183	1 177	3 531

The interest rate exposure of the Group is monitored and managed centrally. Nokia uses the VaR methodology complemented by selective shock sensitivity analyses to assess and measure the interest rate risk of interest-bearing assets, interest-bearing liabilities and related derivatives, which together create the Group’s interest rate exposure. The VaR for the Group interest rate exposure in the investment and debt portfolios is presented in the table below. Sensitivities to credit spreads are not reflected in the below numbers.

	2013	2012
	EURm	EURm
At December 31	42	22
Average for the year	45	19
Range for the year	20 - 84	9 - 44

Equity price risk

Nokia’s exposure to equity price risk is related to certain publicly listed equity shares.

The fair value of these investments at December 31, 2013 was EUR 11 million (EUR 11 million in 2012). The VaR for the Group equity investment in publicly traded companies is insignificant. The private funds where the Group has investments may, from time to time, have investments in public equity. Such investments have not been included in the aforementioned number.

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

Except as detailed in the following table, the maximum exposure to credit risk is limited to the book value of the financial assets as included in the consolidated statement of financial position:

	2013	2012
	EURm	EURm
Financial guarantees given on behalf of customers and other third parties	12	12
Loan commitments given but not used	25	34

	37	46

Business Related Credit Risk

The Company aims to ensure the highest possible quality in accounts receivable and loans due from customers and other third parties. Nokia and NSN Credit Policies, both approved by the respective Leadership Teams, lay out the framework for the management of the business related credit risks in Nokia and NSN.

Nokia and NSN Credit Policies provide that credit decisions are based on credit evaluation including credit rating for larger exposures. Nokia and NSN Rating Policy defines the rating principles. Ratings of material exposures are approved by Nokia’s Rating Committee and NSN’s Rating Committee. Credit risks are approved and monitored according to the credit policy of each business entity. When appropriate, credit risks are mitigated with the use of approved instruments, such as letters of credit, collateral or insurance and sale of selected receivables.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and committed credits.

The accounts receivable do not include any major concentrations of credit risk by customer. The top three customers account for approximately 4.0%, 3.6% and 3.3% (7.0%, 2.5% and 2.1% in 2012) of Group accounts receivable and loans due from customers and other third parties as at December 31, 2013, while the top three credit exposures by country amounted to 20.9%, 6.3% and 5.7% (9.5%, 8.5% and 7.5% in 2012), respectively with China being the biggest exposure.

The Group has provided allowances for doubtful accounts as needed on accounts receivable and loans due from customers and other third parties not past due, based on the analysis of debtors’ credit quality and credit history. The Group establishes allowances for doubtful accounts that represent an estimate of incurred losses as of the end of reporting period. All receivables and loans due from customers are considered on an individual basis in establishing the allowances for doubtful accounts.

As at December 31, 2013, the carrying amount before deducting any allowances for doubtful accounts as well as amounts expected to be uncollectible for acquired receivables relating to customers for which an allowance was provided or an uncollectible amount has been identified amounted to EUR 1 075 million (EUR 1 727 million in 2012). The amount of allowance recognized against that portion of these receivables considered to be impaired as well as the amount expected to be uncollectible for acquired receivables was a total of EUR 132 million (EUR 264 million in 2012) (see also Note 10 and Note 21). These aforementioned sums are relative to total net accounts receivable and loans due from customers of EUR 2 929 in 2013 (EUR 5 625 million in 2012).

An amount of EUR 109 million (EUR 365 million in 2012) relates to past due receivables from customers for which no allowances for doubtful accounts were recognized. The aging of these receivables is as follows:

EURm	2013	2012
Past due 1-30 days	53	250
Past due 31-180 days	43	70
More than 180 days	13	45

	109	365

Financial Credit Risk

Financial instruments contain an element of risk resulting from changes in market price of such instruments due to counterparties becoming less credit worthy or risk of loss due to counterparties being unable to meet their obligations. This risk is measured and monitored centrally by Treasury departments in Nokia and NSN. Financial credit risk is managed actively by limiting counterparties to a sufficient number of major banks and financial institutions and monitoring the credit worthiness and exposure sizes continuously as well as through entering into netting arrangements (which gives Nokia the right to offset in the event that the counterparty would not be able to fulfill the obligations) with all major counterparties and collateral agreements (which require counterparties to post collateral against derivative receivables) with certain counterparties.

Nokia’s investment decisions are based on strict creditworthiness and maturity criteria as defined in Treasury related policies and procedures. As a result of this investment policy approach and active management of outstanding investment exposures, Nokia has not been subject to any material credit losses in its financial investments in the years presented.

The table below presents the breakdown of the outstanding fixed income and money market investments by sector and credit rating grades ranked as per Moody’s rating categories.

At December 31, 2013	Rating(3)	Total amount(1)(2)	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
		EURm	EURm	EURm	EURm	EURm	EURm
Banks	Aaa	795	795	—	—	—	—
	Aa1-Aa3	738	738	—	—	—	—
	A1-A3	1 281	1 281	—	—	—	—
	Baa1-Baa3	828	826	—	2	—	—
	Non rated	159	159	—	—	—	—

Governments	Aaa	911	405	193	202	—	111
	Aa1-Aa3	572	176	39	357	—	—

Other	Aaa	—	—	—	—	—	—
	Aa1-Aa3	—	—	—	—	—	—
	A1-A3	11	—	11	—	—	—
	Baa1-Baa3	—	—	—	—	—	—
	Ba1-C	—	—	—	—	—	—

Total		5 295	4 380	243	561	—	111

At December 31, 2012	Rating(3)	Total amount(1)(2)	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
		EURm	EURm	EURm	EURm	EURm	EURm
Banks	Aaa	1 401	1 401	—	—	—	—
	Aa1-Aa3	756	755	1	—	—	—
	A1-A3	1 106	1 082	24	—	—	—
	Baa1-Baa3	942	940	—	—	2	—
	Non rated	215	215	—	—	—	—

Governments	Aaa	1 572	1 342	31	42	18	139
	Aa1-Aa3	401	37	57	24	283	—

Other	Aaa	—	—	—	—	—	—
	Aa1-Aa3	—	—	—	—	—	—
	A1-A3	10	—	—	10	—	—
	Baa1-Baa3	—	—	—	—	—	—
	Ba1-C	—	—	—	—	—	—
	Non rated	2	—	2	—	—	—

Total		6 405	5 772	115	76	303	139

(1)

Fixed income and money-market investments include term deposits, investments in liquidity funds and investments in fixed income instruments classified as available-for-sale investments and investments at fair value through profit and loss. Liquidity funds invested solely in government securities are included under Governments. Other liquidity funds are included under Banks.

(2)

Included within fixed income and money-market investments is EUR 39 million of restricted investment at December 31, 2012 (EUR 77 million at December 31, 2012). They are restricted financial assets under various contractual or legal obligations.

(3)	Bank parent company ratings used here for bank groups. In some emerging markets countries actual bank subsidiary ratings may differ from parent company rating.

98 % of Nokia’s cash in bank accounts is held with banks of investment grade credit rating (95% for 2012).

The following tables present financial assets and liabilities subject to offsetting under enforceable master netting agreements and similar arrangements.

EURm At December 31, 2013	Gross amounts of financial assets (liabilities)	Gross amounts of financial liabilities (assets) set off in the statement of financial position	Net amounts of financial assets (liabilities) presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments assets (liabilities)	Cash collateral received (pledged)
Derivative assets	191	—	191	34	66	91
Derivative liabilities	(35)	—	(35)	(34)	—	(1)

Total	156	—	156	—	66	90

EURm At December 31, 2012	Gross amounts of financial assets (liabilities)	Gross amounts of financial liabilities (assets) set off in the statement of financial position	Net amounts of financial assets (liabilities) presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments assets (liabilities)	Cash collateral received (pledged)
Derivative assets	448	—	448	87	123	238
Derivative liabilities	(90)	—	(90)	(87)	(1)	(2)

Total	358	—	358	—	122	236

The financial instruments subject to enforceable master netting agreements and similar arrangements are not set off in the consolidated statement of financial position in cases where there is no intention to settle net or realize the asset and settle the liability simultaneously.

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

Due to the dynamic nature of the underlying business, Nokia and NSN aim at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. Nokia and NSN manage their respective credit facilities independently and facilities do not include cross-default clauses between Nokia and NSN or any forms of guarantees from either party. As of December 31, 2013, the Group’s committed revolving credit facilities totaled EUR 2 250 million (EUR 2 250 million in 2012).

The most significant existing long-term funding programs as of December 31, 2013 were:

Issuer(s):	Program:	Issued
Nokia Corporation	Shelf registration statement on file with the US Securities and Exchange Commission	USD 1 500 million
Nokia Corporation	Euro Medium-Term Note Program, totaling EUR 5 000 million	EUR 1 750 million

The most significant existing short-term funding programs as of December 31, 2013 were:

Issuer(s):	Program:	Issued
Nokia Corporation	Local commercial paper program in Finland, totaling EUR 750 million	—
Nokia Corporation	US Commercial Paper program, totaling USD 4 000 million	—
Nokia Corporation and Nokia Finance International B.V.	Euro Commercial Paper program, totaling USD 4 000 million	—
Nokia Solutions and Networks Finance B.V.	Local commercial paper program in Finland, totaling EUR 500 million	EUR 25 million

As of December 31, 2013 Group’s interest bearing liabilities consisted of:

Nokia	Issuer/Borrower	Final Maturity	2013	2012

			EURm	EURm
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	364	381
EUR Convertible Bond 2020 (EUR 500 million 3.625%)	Nokia Corporation	September 2020	500	—
EUR Convertible Bond 2019 (EUR 500 million 2.5%)	Nokia Corporation	September 2019	500	—
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	727	761
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
EUR Convertible Bond 2018 (EUR 500 million 1.125%)	Nokia Corporation	September 2018	500	—
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500
Differences between Bond nominal and carrying values(1)	Nokia Corporation		(164)	55
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		144	209

Total Nokia			5 571	4 406

NSN	Issuer/Borrower	Final Maturity	2013	2012

			EURm	EURm
Revolving Credit Facility (EUR 750 million)	Nokia Solutions and Networks Finance B.V.	June 2015	—	—
EUR Bond 2020 (EUR 350 million 7.125%)	Nokia Solutions and Networks Finance B.V.	April 2020	350	—
EUR Bond 2018 (EUR 450 million 6.75%)	Nokia Solutions and Networks Finance B.V.	April 2018	450	—
EUR Finnish Pension Loan	Nokia Solutions and Networks Finance Oy	October 2015	88	132
EUR Nordic Investment Bank	Nokia Solutions and Networks Finance B.V.	March 2015	20	80
EUR EIB R&D Loan	Nokia Solutions and Networks Finance B.V.	January 2015	50	150
EUR Bank Term Loan (EUR 750 million)	Nokia Solutions and Networks Finance B.V.	Prepaid March 2013	—	600
Differences between Bond nominal and carrying values(1)	Nokia Solutions and Networks Finance B.V.		(18)	—
Other liabilities(2)	Nokia Solutions and Networks Finance B.V. and various subsidiaries		151	181

Total NSN			1 091	1 143

Total Nokia Group			6 662	5 549

(1)

This line includes mainly fair value adjustments for bonds that are designated under fair value hedge accounting and difference between convertible bond nominal value and carrying value of the financial liability component.

(2)

This line includes also EUR 76 million (EUR 2 million, in 2012) non-interest bearing payables relating to cash held temporarily due to the divested businesses where NSN continues to perform services within a contractually defined scope for a specified timeframe.

All Nokia borrowings specified above are senior unsecured and have no financial covenants. All borrowings, apart from the EIB R&D loan, are used for general corporate purposes.

All NSN borrowings specified above are senior unsecured and include financial covenants relating to financial leverage and interest coverage of the NSN. As of December 31, 2013 all financial covenants were satisfied. All borrowings, apart from the EIB and Nordic Investment bank R&D loans, are used for general corporate purposes.

Nokia has not guaranteed any of the NSN borrowings and thus these are non-recourse to Nokia. All Nokia Solutions and Networks Finance B.V. borrowings above are guaranteed by Nokia Solutions and Networks Oy and/or Nokia Solutions and Networks BV.

In October 2012, Nokia issued a EUR 750 million convertible bond that matures in October 2017. The bond includes a voluntary conversion option starting from December 2012 until maturity. Based on initial conversion price, voluntary conversion of the entire bond would result in the issue of 287 million shares. In July 2013 Nokia obtained committed bank financing for the EUR 1.2 billion cash portion of the acquisition of NSN that was completed in August 2013. The balance of EUR 0.5 billion was agreed to be paid in the form of a secured loan from Siemens due one year from closing. In September 2013, Nokia issued EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible bonds issued to Microsoft maturing in 5, 6 and 7 years, respectively. On September 6, 2013, Nokia announced that it had decided to draw down all of this financing to prepay aforementioned financing raised for the acquisition of the shares in NSN and for general corporate purposes. Microsoft has agreed not to sell any of the bonds or convert any of the bonds to Nokia shares prior to the closing of the sale of the Devices & Services business. When the sale of the Devices & Services business was completed, the bonds were redeemed and the principal amount and accrued interest were netted against the proceeds from the transaction.

In December 2011, NSN signed a forward starting term loan and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012. In December 2012, the maturity date of the term loan agreement was extended from June 2013 to March 2014 and the size was reduced from EUR 750 million to EUR 600 million. In March 2013 NSN issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020. The net proceeds, EUR 779 million, from the bond issuance were used to prepay EUR 600 million Bank term loan and EUR 50 million of the EUR EIB R&D loan in March 2013, and the remaining proceeds are to be used for general corporate purposes.

Of the NSN EUR Finnish Pension Loan, EUR EIB R&D Loan and EUR Nordic Investment Bank Loan, EUR 44 million, EUR 25 million and EUR 16 million, respectively, are included in current maturities as of December 31, 2013.

The following table below is an undiscounted cash flow analysis for both financial liabilities and financial assets that are presented on the consolidated statement of financial position, and off-balance sheet instruments such as loan commitments according to their remaining contractual maturity. The line-by-line analysis does not directly reconcile with the consolidated statement of financial position.

At December 31, 2013	Total amount	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
		EURm	EURm	EURm	EURm	EURm
Non-current financial assets
Long-term loans receivable	189	1	3	34	6	145

Current financial assets
Current portion of long-term loans receivable	30	4	26	—	—	—
Short-term loans receivable	94	94	—	—	—	—
Investments at fair value through profit and loss	478	1	5	261	9	202
Available-for-sale investment	4 935	4 392	253	290	—	—
Cash	3 676	3 676	—	—	—	—
Cash flows related to derivative financial assets net settled:
Derivative contracts—receipts	(3)	39	(11)	13	13	(57)
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	6 985	5 835	699	39	39	373
Derivative contracts—payments	(6 853)	(5 776)	(659)	(18)	(18)	(382)
Accounts receivable[1]	2 286	1 722	564	—	—	—

Non-current financial liabilities
Long-term liabilities	(4 894)	(35)	(161)	(561)	(1 505)	(2 632)

Current financial liabilities
Current portion of long-term loans(2)	(3 431)	(1 844)	(1 587)	—	—	—
Short-term liabilities	(185)	(185)	—	—	—	—
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	62	—	3	5	5	49
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	3 301	3 146	155	—	—	—
Derivative contracts—payments	(3 311)	(3 155)	(156)	—	—	—
Accounts payable	(1 842)	(1 704)	(138)	—	—	—

Contingent financial assets and liabilities
Loan commitments given undrawn[3]	(25)	(7)	(13)	(5)	—	—
Loan commitments obtained undrawn[4]	2 227	(4)	(10)	2 241	—	—

At December 31, 2012	Total amount	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
		EURm	EURm	EURm	EURm	EURm
Non-current financial assets
Long-term loans receivable	217	1	2	46	37	131

Current financial assets
Current portion of long-term loans receivable	40	12	28	—	—	—
Short-term loans receivable	1	1	—	—	—	—
Investments at fair value through profit and loss	493	1	5	11	260	216
Available-for-sale investment	6 008	5 782	119	82	25	—
Cash	3 504	3 504	—	—	—	—
Cash flows related to derivative financial assets net settled:
Derivative contracts—receipts	240	78	(30)	86	25	81
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	13 864	10 299	3 072	41	41	411
Derivative contracts—payments	(13 596)	(10 212)	(2 959)	(17)	(17)	(391)
Accounts receivable(1)	4 579	3 952	615	12	—	—

Non-current financial liabilities
Long-term liabilities	(6 642)	(111)	(163)	(2 933)	(1 123)	(2 312)

Current financial liabilities
Current portion of long-term loans	(216)	(83)	(133)	—	—	—
Short-term liabilities	(262)	(207)	(55)	—	—	—
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	(99)	(2)	(3)	(7)	(7)	(80)
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	7 966	6 964	889	113	—	—
Derivative contracts—payments	(8 016)	(6 999)	(903)	(114)	—	—
Accounts payable	(4 394)	(4 241)	(136)	(17)	—	—

Contingent financial assets and liabilities
Loan commitments given undrawn(3)	(34)	(28)	(6)	—	—	—
Loan commitments obtained undrawn(4)	2 261	46	(11)	727	1 499	—

(1)	Accounts receivable maturity analysis does not include receivables accounted for based on the percentage of completion method of EUR 615 million (EUR 972 million in 2012).
(2)

The maturity bucket presented for EUR Convertible Bonds (total of EUR 1 500 million maturing 2018-2020) is based on the bonds being redeemed at par plus accrued interest at the close of the Sale of the D&S Business.

(3)	Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called.
(4)	Loan commitments obtained undrawn have been included based on the period in which they expire. These amounts include related commitment fees.

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are managed through preventive risk management measures. Insurance is purchased for risks which cannot be efficiently internally managed and where insurance markets offer acceptable terms and conditions. The objective is to ensure that hazard risks, whether related to physical assets (e.g. buildings), intellectual assets (e.g. Nokia brand) or potential liabilities (e.g. product liability), are optimally insured taking into account both cost and retention levels.

Nokia purchases both annual insurance policies for specific risks as well as multiline and/or multiyear insurance policies, where available.

36	Subsequent events

Subsequent Events

On April 25, 2014 Nokia completed the sale of substantially all of its Devices & Services business to Microsoft. The transaction was subject to potential purchase price adjustments. At closing, the agreed transaction price of EUR 5.44 billion was increased by approximately EUR 170 million as a result of the estimated adjustments made for net working capital and cash earnings. However this adjustment is based on an estimate which will be finalized when the final cash earnings and net working capital numbers are expected to be available during the second quarter 2014.

Nokia expects to book a gain on sale of approximately EUR 3.0 billion from the transaction. As a result of the gain, Nokia expects to record tax expenses of approximately EUR 180 million.

Additionally, as is customary for transactions of this size, scale and complexity, Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments have no impact on the material deal terms of the transaction and Nokia will be materially compensated for any retained liabilities.

In India, our manufacturing facility remains part of Nokia following the closing of the transaction. Nokia and Microsoft have entered into a service agreement whereby Nokia would produce mobile devices for Microsoft. In the Republic of Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction and Nokia is taking steps to close the facility, which employs approximately 200 people. Altogether, and accounting for these adjustments, approximately 25 000 employees transferred to Microsoft at the closing.

The EUR 1.5 billion convertible bonds issued by Nokia to Microsoft following the announcement of the transaction have been redeemed and netted against the deal proceeds by the amount of principal and accrued interest.

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

April 30, 2014