Form 20-F
period 2014-12-31
NOKIA CORP
filed 2015-03-19
CIK 924613

As filed with the Securities and Exchange Commission on March 19, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number 1-13202

Nokia Corporation

(Exact name of Registrant as specified in its charter)

Republic of Finland

(Jurisdiction of incorporation)

Karaportti 3, P.O. Box 226, FI-00045 NOKIA GROUP, Finland

(Address of principal executive offices)

Riikka Tieaho, Vice President, Corporate Legal, Telephone: +358 (0) 10 44 88 000, Facsimile: +358 (0) 10 44 81 002, Karaportti 3, P.O. Box 226, FI-00045 NOKIA GROUP, Finland

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report. Shares: 3 745 044 246.

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐	No ☒

CROSS-REFERENCE TABLE TO FORM 20-F

Form 20-F Item Number	Form 20-F Heading	Section in Document
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	N/A
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	N/A
ITEM 3	KEY INFORMATION

3A	Selected Financial Data	General facts on Nokia — Selected financial data

3B	Capitalization and Indebtedness	N/A

3C	Reasons for the Offer and Use of Proceeds	N/A

3D	Risk Factors	Operating and financial review and prospects—Risk factors, Financial statements—Notes to consolidated Financial statements—Note 35, Risk management
ITEM 4	INFORMATION ON THE COMPANY
4A	History and Development of the Company	Overview, General facts on Nokia—History of Nokia, Operating and financial review and prospects—Liquidity and capital resources, Financial statements—Notes to consolidated Financial statements—Note 2, Segment information, Financial statements—Notes to consolidated Financial statements—Note 29, Accrued expenses, deferred revenue and other liabilities

4B	Business Overview	Business overview—Nokia’s strategy, Business overview—Nokia Networks, Business overview—HERE, Business overview—Nokia Technologies, Business overview—Discontinued Operations, Operating and financial review and prospects—Principal industry trends affecting operations, Financial statements—Notes to consolidated Financial statements—Note 2, Segment information, General facts on Nokia—Government regulation

4C	Organizational Structure	Financial statements—Notes to consolidated Financial statements—Note 2, Segment information, Financial statements—Notes to consolidated Financial statements—Note 33, Principal Group companies

4D	Property, Plants and Equipment	Business overview—Nokia’s strategy, Business overview—Nokia Networks, Financial statements—Notes to consolidated Financial statements—Note 3, Disposals treated as discontinued operations, Financial statements—Notes to consolidated Financial statements—Note 17, Property, plant and equipment

ITEM 4A	UNRESOLVED STAFF COMMENTS	None
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A	Operating Results	Operating and financial review and prospects—Principal industry trends affecting operations, Operating and financial review and prospects—Results of operations, Financial statements—Notes to consolidated Financial statements—Note 1, Accounting principles

NOKIA ANNUAL REPORT ON FORM 20-F 2014

Form 20-F Item Number	Form 20-F Heading	Section in Document
5B	Liquidity and Capital Resources	Operating and financial review and prospects—Liquidity and capital resources

5C	Research and Development, Patents and Licenses	Business overview—Nokia Networks—Research and development, Business overview—Nokia Networks—Patents and licenses, Business overview—HERE—Research and development, Business overview—Nokia Technologies—Research and development, Business overview—Nokia Technologies—Patents and licenses, Operating and financial review and prospects—Results of operations—Continuing operations—Operating expenses, Operating and financial review and prospects—Results of segments—Nokia Networks—Operating expenses, Operating and financial review and prospects—Results of segments—HERE—Operating expenses, Operating expenses, Operating and financial review and prospects—Results of segments—Nokia Technologies—Operating expenses

5D	Trends Information	Operating and financial review and prospects—Principal industry trends affecting operations

5E	Off-Balance Sheet Arrangements	Operating and financial review and prospects—Liquidity and capital resources—Financial assets and debt

5F	Tabular Disclosure of Contractual Obligations	Financial statements—Notes to consolidated Financial statements—Note 31, Contractual obligations
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A	Directors and Senior Management	Corporate governance—Corporate governance statement

6B	Compensation	Corporate governance—Compensation

6C	Board Practices	Corporate governance—Corporate governance statement

6D	Employees	Sustainability and corporate responsibility at Nokia—Employees, Financial statements—Notes to consolidated Financial statements—Note 7, Personnel expenses

6E	Share Ownership	Corporate governance—Compensation—Share ownership of the Board of Directors and the Nokia Group Leadership Team members
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A	Major Shareholders	General facts on Nokia—Shares and shareholders—Shareholders

NOKIA ANNUAL REPORT ON FORM 20-F 2014

Form 20-F Item Number	Form 20-F Heading	Section in Document
7B	Related Party Transactions	Corporate governance—Compensation—Share ownership of the Board of Directors and the Nokia Group Leadership Team members—Other related party transactions, Financial statements—Notes to consolidated Financial statements—Note 34, Related party transactions

7C	Interests of Experts and Counsel	N/A
ITEM 8	FINANCIAL INFORMATION

8A	Consolidated Statements and Other Financial Information	Financial statements, Financial statements—Notes to consolidated Financial statements, General facts on Nokia—Dividend

8B	Significant Changes	General facts on Nokia—Selected financial data
ITEM 9	THE OFFER AND LISTING

9A	Offer and Listing Details	General facts on Nokia—Shares and shareholders—Offer and listing details

9B	Plan of Distribution	N/A

9C	Markets	General facts on Nokia—Shares and shareholders—Share turnover

9D	Selling Shareholders	N/A

9E	Dilution	N/A

9F	Expenses of the Issue	N/A
ITEM 10	ADDITIONAL INFORMATION

10A	Share capital	N/A

10B	Memorandum and Articles of Association	General facts on Nokia—Memorandum and Articles of Association

10C	Material Contracts	General facts on Nokia—History of Nokia

10D	Exchange Controls	General facts on Nokia—Controls and procedures

10E	Taxation	General facts on Nokia—Taxation

10F	Dividends and Paying Agents	N/A

10G	Statement by Experts	N/A

10H	Documents on Display	Other information—Investor information—Documents on display

10I	Subsidiary Information	N/A
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Financial statements—Notes to consolidated Financial statements—Note 35, Risk management
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	General facts on Nokia—Shares and shareholders—Offer and listing details

12A	Debt Securities	N/A

12B	Warrants and Rights	N/A

12C	Other Securities	N/A

12D	American Depositary Shares	General facts on Nokia—Shares and shareholders—Offer and listing details, General facts on Nokia—Depositary fees and charges, General facts on Nokia—Depositary payments in 2014

NOKIA ANNUAL REPORT ON FORM 20-F 2014

Form 20-F Item Number	Form 20-F Heading	Section in Document
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	None
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	None
ITEM 15	CONTROLS AND PROCEDURES	General facts on Nokia—Controls and procedures
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	Corporate governance—Corporate governance statement—Main corporate governance bodies of Nokia
ITEM 16B	CODE OF ETHICS	Corporate governance—Corporate governance statement—Main corporate governance bodies of Nokia
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Financial statements—Auditor fees and services
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	N/A
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	General facts on Nokia—Shares and shareholders—Authorizations
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	None
ITEM 16G	CORPORATE GOVERNANCE	Corporate governance statement—Regulatory framework
ITEM 16H	MINE SAFETY DISCLOSURE	N/A
ITEM 17	Financial statements	N/A
ITEM 18	Financial statements	Financial statements
ITEM 19	EXHIBITS	Other information—Exhibits

NOKIA ANNUAL REPORT ON FORM 20-F 2014

Forward-looking statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding:

A)	expectations, plans or benefits related to Nokia’s strategies;

B)	expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies;

C)	expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model;

D)	expectations regarding market developments, general economic conditions and structural changes;

E)	expectations and targets regarding performance, including those related to market share, prices, net sales and margins;

F)	timing of the deliveries of our products and services;

G)	expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations;

H)	expectations and targets regarding collaboration and partnering arrangements;

I)	outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities;

J)	expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014;

K)	statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions.

These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses: Nokia Networks, HERE and Nokia Technologies. Factors, including risks and uncertainties that could cause such differences include, but are not limited to:

1)	our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models;

2)	our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities;

3)	our dependence on general economic and market conditions;

4)	our exposure to regulatory, political or other developments in various countries or regions;
5)	our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources;

6)	our ability to protect our intellectual property rights and defend claims against third parties, as well as increased licensing costs and restrictions on our ability to use certain technologies;

7)	the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could result in allowances related to deferred tax assets;

8)	our ability to retain, motivate, develop and recruit appropriately skilled employees;

9)	the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements;

10)	exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies;

11)	the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our business;

12)	any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach;

13)	our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits;

14)	our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness;

15)	our ability to optimize our capital structure as planned and re-establish our investment grade credit rating;

16)	Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments;

17)	Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner;

18)	Nokia Networks’ dependence on a limited number of customers, further operator consolidation and large multi-year agreements;

19)	Nokia Networks’ ability to manage our manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption;

20)	Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or delivery timely services meeting our customers’ needs;

NOKIA ANNUAL REPORT ON FORM 20-F 2014F

21)	adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers;

22)	the intense competition HERE faces and its ability to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently;

23)	HERE’s dependence on the overall automotive market developments and customer business conditions;

24)	HERE’s dependence, especially with respect to sales to the automotive industry, on a limited number of customers and large multi-year agreements;

25)	Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources;

26)	Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015;

27)	Nokia Technologies’ dependence on adequate regulatory protection for parented or other propriety technologies; and

28)	Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation.

as well as the risk factors specified on pages 74 to 89 of this annual report on Form 20-F under “Operating and financial review and prospects—Risk factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

INTRODUCTION AND USE OF CERTAIN TERMS

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this document, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis and which refers generally to Nokia’s continuing operations, except where we separately specify that the term means Nokia Corporation or a particular subsidiary or business segment only or the discontinued operations, and except that references to “our shares”, matter relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation.

Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this annual report on Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, and references to “dollars”, “US dollars”, “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this annual report on Form 20-F contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.2101 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Nokia Corporation furnishes Citibank, N.A., as Depositary, with consolidated financial statements and a related audit opinion of our independent auditors annually. These financial statements are prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union (“IFRS”). In accordance with the rules and regulations of the SEC, we do not provide a reconciliation of net income and shareholders’ equity in our consolidated financial statements to accounting principles generally accepted in the United States, or US GAAP. We also furnish the Depositary with quarterly reports containing unaudited financial information prepared on the basis of IFRS, as well as all notices of shareholders’ meetings and other reports and communications that are made available generally to our shareholders. The Depositary makes these notices, reports and communications available for inspection by record holders of ADRs, evidencing ADS, and distributes to all record holders of ADRs notices of shareholders’ meetings received by the Depositary.

In addition to the materials delivered to holders of ADRs by the Depositary, holders can access our consolidated financial statements, and other information included in our annual reports and proxy materials, at company.nokia.com/financials. This annual report on Form 20-F is also available at company.nokia.com/financials as well as on Citibank’s website at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search). Holders may also request a hard copy of this annual report by calling the toll-free number 1-877-NOKIA-ADR (1-877-665-4223), or by directing a written request to Citibank, N.A., Shareholder Services, PO Box 43077, Providence, RI 02940-3081, United States. With each annual distribution of our proxy materials, we offer our record holders of ADRs the option of receiving all of these documents electronically in the future.

NOKIA ANNUAL REPORT ON FORM 20-F 2014

Nokia in 2014

At Nokia, we’re excited by where technology will lead us. We’re reimagining a world where technology blends into our lives. Technology that works for us, discreetly yet magically in the background, enriching our lives.

But for some, this new technology world, where everything and everybody are connected, can be challenging. Fear of intrusion, technology that seems hard to understand or control, and the complexity of choice, can be overwhelming.

That’s why our focus is, and has always been, on people. We work together, with our partners, customers, and across our businesses, to create human technology that helps people thrive. Effortless, simple, and intuitive technology, designed to enable new and extraordinary experiences in people’s lives each day.

We see the possibilities of technology. The human possibilities.

Read more online: company.nokia.com

NOKIA ANNUAL REPORT ON FORM 20-F 2014

The year 2014 was one of fundamental change for Nokia, a new chapter in our storied history, which stretches back to the founding of a small paper mill in southern Finland in 1865. Following the sale of substantially all of our Devices & Services business to Microsoft (the “Sale of the D&S Business”), which was completed on April 25, 2014, Nokia emerged with three businesses – Nokia Networks, HERE and Nokia Technologies – and a significantly improved financial footing.

Nokia Networks provides trusted mobile connectivity infrastructure and services; HERE is our mapping and location intelligence business; and Nokia Technologies is our engine for future innovation and licensing. These three businesses are leaders in their respective fields, key participants in the rapidly evolving world of technology which is as much about connecting things as about connecting people. We expect to see more than 50 billion connected things – devices, modules and sensors – by year 2025. The opportunity is extraordinary – not just for us, but for the world at large.

We have a powerful role to play in this increasingly connected world. We see ourselves as an enabler, opening and creating possibilities for our customers, partners and consumers. Modern-day Nokia’s focus is, and always has been, on connecting people. Thus, we aim to expand the human possibilities of technology.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	1

Nokia at a glance

Our three businesses are leaders in their respective fields, key participants in the rapidly evolving world of technology which is as much about connecting things as about connecting people.

Our focus

We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; mapping and location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field.

Through our three businesses, we have a global presence with operations and research and development (“R&D”) facilities in Europe, North America and Asia, sales in approximately 140 countries, and we employ approximately 62 000 people. We are also a major investor in R&D, with expenditure through the three businesses amounting to more than EUR 2.5 billion in 2014.

Net sales 2014 by business

Net sales 2014 by region

Year-on-year change is in parentheses.

140+

Sales in over 140 countries in 2014

61 656

Employees at December 31, 2014

(2013: 55 244)

NOKIA ANNUAL REPORT ON FORM 20-F 2014	2

Overview

Nokia Networks

Nokia Networks is the largest of our businesses. As the world’s mobile broadband specialist, we help our customers to bring their subscribers unrivalled quality of experience, to maximize the value of their subscriber base and to run extremely efficient mobile networks.

Ranked third in terms of market share in mobile radio networks and telecommunications services, Nokia Networks is a significant player in its chosen markets and, with sales in over 120 countries, served by approximately 54 600 employees, it has the global reach and scale to deliver high-quality solutions to the largest operators.

Nokia Networks has more than 100 years of experience in telecommunications, from 2G to 3G to 4G (“LTE”) and now the emerging 5G, and it has always been — and intends to remain — at the cutting edge of mobile technology.

HERE

HERE is a global leader in the mapping and location intelligence business. HERE builds high-definition (“HD”) maps and combines them with cloud technology to enable rich, real-time location experiences in a broad range of connected devices from smartphones and tablets to wearables and vehicles.

In the automotive segment HERE is a clear leader, with its maps powering four out of five in-car navigation systems in North

America and Europe, and its location platform is used by leading internet companies.

All in all, more than 13 million cars were sold with HERE maps on board during 2014. HERE offers maps for more than 190 countries, drive navigation for 118 countries and live traffic information for 44 countries.

Nokia Technologies

Nokia Technologies is a leading innovator of the core technologies enabling the Programmable World, where everything and everyone will be connected. Nokia Technologies is expanding Nokia’s successful patent licensing program and licensing proprietary technologies to enable its customers to build better products.

Nokia Technologies is also helping customers leverage the value of the Nokia brand in the consumer device space, starting with the Nokia N1 AndroidTM tablet.(2)

Finally, the Nokia Technologies incubation program focuses on developing new ideas and prototypes. All of these activities are supported by its world-class Nokia Labs R&D team, which is continuing more than two decades of Nokia leadership in multimedia, connectivity, sensing and material technologies as well as imaging, audio, web and cloud technologies.

Nokia Networks	HERE	Nokia Technologies

€11 198m Net sales 2014 (2013: €11 282m)	€970m Net sales 2014 (2013: €914m)	€578m Net sales 2014 (2013: €529m)

€1 210m Operating profit 2014 (2013: €420m)	€(32)m Operating loss(1) 2014 (2013: €(154)m)	€343m Operating profit 2014 (2013: €310m)

€1 786m R&D expenses 2014 (2013: €1 822m)	€545m R&D expenses 2014 (2013: €648m)	€161m R&D expenses 2014 (2013: €147m)

(1)Excludes a goodwill impairment charge of €1 209m, which resulted in an operating loss of €1 241m in 2014.

Derived from our financial statements which were prepared in accordance with International Financial Reporting Standards, IFRS.

(2) Android is a trademark of Google Inc.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	3

2014 - A year of reinvention

2014

March	April	May	June

March 24, 2014

Nokia Networks completed the acquisition of Mesaplexx, Pty Ltd, including its compact, high-performance radio frequency filter technology which can be used to reduce the size of a radio base station.

April 25, 2014

Nokia completed the sale of substantially all of its Devices & Services business to Microsoft. The transaction, which also included an agreement to license patents to Microsoft, was originally announced on September 3, 2013.

April 29, 2014:

¡  The Nokia Board of Directors appointed Rajeev Suri as the President and Chief Executive Officer of Nokia Corporation and announced the appointment of the Nokia Group Leadership Team effective as of May 1, 2014.

¡  Nokia announced its new strategy that builds on its three businesses: Nokia Networks, HERE and Nokia Technologies.

¡  Nokia announced plans for a EUR 5 billion capital structure optimization program focused on recommencing dividend payments, distributing excess capital to shareholders, and reducing interest-bearing debt.

May 12 and May 15, 2014

Nokia’s credit rating was upgraded by both Moody’s and Standard & Poor’s, respectively, supporting Nokia’s long-term target of re-establishing its investment grade credit rating.

May 28, 2014

HERE completed the acquisition of Desti, which helps travelers find what they are looking for by using artificial intelligence and natural language processing technology.

June 17, 2014

Nokia’s Annual General Meeting resolved to distribute an ordinary dividend of EUR 0.11 per share for the fiscal year 2013 and a special dividend of EUR 0.26 per share. The Annual General Meeting also selected a new Board of Directors for a term ending at the close of the Annual General Meeting in 2015. Risto Siilasmaa continued to serve as the Chairman of the Board of Directors.

April 25, 2014

Nokia completed the sale of substantially all of its Devices & Services business to Microsoft. The transaction, which also included an agreement to license patents to Microsoft, was originally announced on September 3, 2013.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	4

Overview

July	August	September	October	November

July 2, 2014

HERE completed the acquisition of Medio Systems Inc., a pioneer in the emerging field of real-time predictive analytics. Through the acquisition, HERE will be able to more quickly deliver on its vision to create maps and location services across screens and operating systems that change according to the situation.

July 3, 2014

Nokia Networks acquired a broad solution for advanced geolocation capabilities from NICE Systems to enhance the planning and optimization of mobile networks.

July 24, 2014

Nokia announced the appointment of Ramzi Haidamus as President of Nokia Technologies and as a member of the Nokia Group Leadership Team.

July 31, 2014

Nokia Networks announced its intention to acquire part of the wireless networks business of Panasonic System Networks Company Limited, enhancing Nokia Networks’
existing mobile broadband capabilities. The transaction was completed on January 1, 2015.

August 22, 2014

Nokia Networks completed the acquisition of SAC Wireless, a premier self-performing provider of infrastructure and network deployment solutions. The acquisition builds upon Nokia Networks’ existing network implementation service capabilities and is expected to increase its market share in this space.

		September 22, 2014 Nokia returned to the Euro STOXX 50 Index.	October 23, 2014 Nokia announced the appointment of Sean Fernback as President of HERE, Nokia’s mapping and location intelligence business, and as a member of the Nokia Group Leadership Team.

November 14, 2014

Nokia held its Capital Markets Day event in London, the United Kingdom, where the company shared its updated vision, strategic priorities and long-term financial targets.

November 18, 2014

Nokia announced the launch of the Nokia N1, the first Nokia-branded Android tablet and its first brand-licensed consumer device following the sale of substantially all of the Devices & Services business. Nokia’s original equipment manufacturer partner started sales in Q1 2015 in China, with other markets to follow.

April 29, 2014

Rajeev Suri was appointed the President and CEO of Nokia Corporation, the Nokia Group Leadership Team was appointed, and Nokia’s new strategy and a EUR 5bn capital structure optimization program were announced.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	5

Key data

The following table sets forth the summary key financial and non-financial information for the years ended December 31, 2014 and 2013 for Nokia’s Continuing operations. This data has been derived from our consolidated financial statements, which are included in this Annual Report on Form 20-F.

	2014 EURm	2013 EURm	Change

Net sales—constant currency			3%

Net sales	12 732	12 709	0%

Nokia Networks	11 198	11 282	(1)%

HERE	970	914	6%

Nokia Technologies	578	529	9%

Gross margin	44.3%	42.1%	220bps

Impairment of goodwill	(1 209)	–	–

Operating profit	170	519	(67)%

Nokia Networks	1 210	420	188%

HERE	(1 241)	(154)	–

Nokia Technologies	343	310	11%

Group Common Functions	(142)	(57)	149%

Operating margin	1.3%	4.1%	(280)bps

Financial income/(expenses), net	(395)	(280)	41%

Income tax benefit/(expense)	1 408	(202)	–

Profit	1 171	41	–

Earnings per share (“EPS”), EUR diluted	0.30	0.05	–

Average number of employees

Nokia Networks	50 680	52 564	(4)%

HERE	6 067	5 897	3%

Nokia Technologies and Group Common Functions	819	872	(6)%

Total	57 566	59 333	(3)%

Net sales by region

Europe	3 886	3 940	(1)%

Middle East & Africa	1 100	1 169	(6)%

Greater China	1 410	1 201	17%

Asia-Pacific	3 364	3 428	(2)%

North America	1 919	1 656	16%

Latin America	1 053	1 315	(20)%

Organizational structure and reportable segments

We have three businesses and four operating and reportable segments for financial reporting purposes. These operating and reportable segments are Mobile Broadband and Global Services within Nokia Networks, HERE, and Nokia Technologies.

Group Common Functions consist of Group level functions that support our three businesses.

As a result of the Sale of the D&S Business, we report certain separate information for Discontinued operations.

Beginning in the third quarter 2013, Nokia has reported financial information for the two operating and reportable segments within Nokia Networks: Mobile Broadband and Global Services. As of the fourth quarter

2013, the Devices & Services business has been reported under Discontinued operations. To reflect these changes historical results for past periods have been regrouped for comparative purposes.

For the breakdown of our net sales and other operating results by category of activity and geographical location, refer to “Operating and financial review and prospects—Results of operations” and Note 2, Segment information, of our consolidated financial statements included in this annual report on Form 20-F.

Continuing operations

Our three businesses: Nokia Networks, HERE, and Nokia Technologies (jointly, “Continuing operations”) are presented from page 16 onwards.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	6

Overview

Net sales (€m)

Net cash (€m)

Net sales 2014

€12.7bn

Operating profit 2014

€170m

Diluted EPS 2014

€0.30

Net cash at December 31, 2014

€5bn

Diluted EPS (€)

NOKIA ANNUAL REPORT ON FORM 20-F 2014	7

Letter from the President and CEO

The year 2014 was a remarkable turning point for Nokia – käännekohta, as the Finns would say, in the fullest sense of the term.

We moved from a position of weakness to one of strength; from losses to profits; from cash burn to cash generation; from rapidly narrowing options to a world where our future is bright and our challenge is not the lack of exciting opportunities, but rather choosing from among them.

In the first half of 2014, completing the sale of substantially all of our Devices & Services business to Microsoft was the primary focus, and this was done in April. In an ideal world, the Devices & Services business would have had a different fate, but we lost ground to other players who disrupted the sector. Given this, we chose to sell the Devices & Services business to Microsoft, a transaction that made particular sense in light of our earlier acquisition of Siemens’ share of what was then Nokia Siemens Networks.

These two transactions were central to the creation of the strong Nokia of today, a company with three powerful businesses, each a leader in their respective segments. Nokia Networks holds leading positions in most segments where it competes, including 4G; HERE is by far the strongest player in mapping services for the automotive industry; and Nokia Technologies continues to build and license one of the strongest and broadest patent portfolios in our industries.

Our full-year financial results are a testament to the potential of the new Nokia. For 2014, our diluted EPS grew sixfold versus 2013 to 0.30 euro cents; net sales of EUR 12.7 billion were roughly flat and our net cash position of EUR 5.0 billion remained very healthy despite returning some EUR 1.8 billion to shareholders. Momentum gathered in the second half of the year in particular, with all three businesses returning to growth.

Profitability was strong at Nokia Networks despite the heavy R&D investments necessary to build a product and services portfolio that now may very well be the most competitive in the history of the company. The power of that portfolio is reflected in the deals we won in 2014 with customers such as Bharti Airtel, China Mobile, T-Mobile and Vodafone. Our relentless focus on efficiency delivered hundreds of millions of euros in savings, some of which we reinvested in future-oriented innovation as we move to capture opportunities in LTE, our unique small cells offering and the transition to virtualization and the Telco Cloud.

€0.30

Diluted EPS for Continuing operations in 2014

€1.8bn

Returned to shareholders in 2014

€5bn

Net cash on December 31, 2014

NOKIA ANNUAL REPORT ON FORM 20-F 2014	8

Business overview

HERE returned to growth in the second half of the year. In October, we announced we would refocus the business’ strategy on automotive, where momentum is excellent; on enterprise, which is small but growing fast; and on location content for mobile device vendors and internet players. As part of that shift, we deprioritized monetizing our direct-to-consumer business, but will still deploy apps and other consumer offerings to support our priority areas. In fact, HERE’s Android app has been downloaded extensively and reviews have been very positive. We are also improving HERE’s operational efficiency, drawing on best practices from across the company.

Nokia Technologies took steps to monetize its remarkable patent portfolio, closing new licensing deals in 2014 with both existing and new customers, many of which are from outside the mobile industry. These deals included a settlement with HTC in February 2014 and the closing of a license agreement with Microsoft in April 2014. We also launched our first brand-licensed product, the Nokia N1 Android tablet. In 2014, we accelerated investments in Nokia Technologies to ensure we have the pipeline of innovation and business infrastructure needed for future success.

Just as important as what we delivered in the year is how we are positioned for the future. We refreshed the strategies for each of our three businesses; put in place the Nokia Business System to help optimize our investments, manage performance and develop our talent and future leaders; and honed our portfolio management approach to allocate resources based on their value creation potential. With these actions, I believe that we are well positioned for future value creation.

While I am pleased with the above achievements, what I am most proud of is our work to redefine the company’s values and outline the position to which we aspire.

Let me start with our values: respect, achievement, renewal and challenge. These four simple words feel natural to who we are at Nokia, and can inspire us for the future. They can provide a foundation for making decisions in the absence of perfect information, and as a guide for behavior, for decision-making, for action. Employees have responded to the values with enthusiasm, and already they are part of the “glue” that brings the new Nokia together.

Then, our position in the world. As we look to the future, our three businesses are focused on a technological shift that we believe will be as profound as the creation of the internet itself. We are entering a hyper-connected world where almost all people and tens of billions of devices are all linked together in extraordinary ways; ways that can unleash human potential and well-being like never before. That is why, at Nokia, we are focused on the human possibilities of technology; on technology grounded in real human needs that is truly in the service of people.

In 2015, Nokia will celebrate its 150-year anniversary, a longevity that few other companies can match. It is also the 150th anniversary of the birth of Finland’s national composer, Jean Sibelius, who once said: “Never write an unnecessary note. Every note must live.” That fits well with our belief at Nokia. Our ambitions are big and we are committed to building on the warmth and passion that continue to live on for our brand and our company. But we are tempered by pragmatism and a belief in getting the maximum benefit for our shareholders from every euro that we spend.

That is our challenge as a company, and my challenge as its President and Chief Executive Officer. It was a great honor to be appointed Nokia President and CEO in 2014 after an almost 20-year career with the company. My commitment to all of you is to do everything that I can to lead Nokia to future success in the right way: with humility, a commitment to high ethical standards, and a deep belief in the power of our values and the diversity of the world in which we live.

Rajeev Suri

President and CEO

Nokia’s 150-year anniversary

As we celebrate Nokia’s 150th anniversary, our path has been one of adapting to shifts in markets and technologies. It has taken us from one paper mill, through participation in many sectors, to our strategic decision to focus on telecommunications. This heritage of change and innovation will continue to shape our future.

Read more on page 120.

“...what I am most proud of is our work to redefine the company’s values and outline the position to which we aspire.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	9

Our place in a changing world

We invest in technologies important in a world where billions of devices are connected, with the vision to expand the human possibilities of technology.

The world is on the edge of a tipping point in technology; a tipping point that will have an impact as profound as the creation of the internet itself.

Today, most humans are connected. Now, we are quickly entering a totally new phase; a phase that is all about connecting things in addition to people.

By 2025, we believe there will be more than 50 billion connected things in the form of devices, modules and sensors. In time, all these connected things will come together in extraordinary ways. Software will be the glue, analytics and intelligence will bring meaning, and automated action will bring simplicity and efficiency.

The human benefits have the potential to be extraordinary:

¡	significantly fewer fatalities and injuries as well as sharply reduced emissions through intelligent cars and, ultimately, fully autonomous driving;

¡	better use of scarce resources through precision agriculture and improved water management;

¡	more effective health-care as technology enables increased, flexible opportunities for patients to engage with clinicians, take steps to prevent conditions from becoming acute, and better self-manage their care;

¡	new levels of business efficiency from pharmaceuticals, power distribution, fleet management and beyond; and

¡	more leisure time as technology automates the many little things which consume time and effort in our daily lives.

Long-term leadership targeted in three key areas

We believe that over the next ten years, billions of connected devices will converge into intelligent and programmable systems that will have the potential to improve lives in a vast number of areas including transportation and resource consumption, learning and work, health and wellness, and many more.

We believe we have a powerful role to play in this increasingly connected world. We see ourselves as a technology leader, opening and creating possibilities for our customers, partners and consumers. Modern-day Nokia’s focus is, and always has been, on connecting people. Thus, we aim to expand the human possibilities of technology. The opportunities are significant not just for us, but for the world at large.

This new world of technology will require:

¡	connectivity capable of handling massive numbers of devices and exponential increases in data traffic;

¡	location services that seamlessly bridge between the real and virtual worlds; and

¡	innovation across a number of technology areas including sensing, radio and low-power operation.

Nokia’s vision is to be a leader over the long term in these three areas.

“We believe that over the next ten years, billions of connected devices will converge into intelligent and programmable systems that will have the potential to improve lives in a vast number of areas.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	10

Business overview

This new world of technology will require:

Connectivity

capable of handling massive numbers of devices and exponential increases in data traffic;

Location services

that seamlessly bridge between the real and virtual worlds; and

Innovation

across a number of technology areas including sensing, radio and low-power operation.

We believe that we have a strong financial position and the capacity to continue to make the necessary investments to remain an innovation leader in the industries in which our three businesses operate.

The Sale of the D&S Business in 2014 has provided us with a solid basis for future investment as it also significantly strengthened our financial position, thus supporting our target of re-establishing our investment grade credit rating.

In this annual report on Form 20-F, we describe the Nokia business as it is today, including our three continuing businesses, but also provide, under “Business overview—discontinued operations,” information about the Devices & Services business, which was part of the Nokia Group until its sale on April 25, 2014.

The human benefits of connecting things

More leisure time as technology automates the many little things which consume time and effort in our daily lives.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	11

Nokia’s strategy

Our strategy is to develop our three businesses, Nokia Networks, HERE and Nokia Technologies, in order to realize our vision of becoming a technology leader in the Programmable World and, in turn, to create long-term shareholder value.

Our aim, which builds on our three businesses, is to optimize our business structure to enable each one to efficiently meet its strategic goals. Where financially prudent, we will pursue shared opportunities between our businesses, but not at the expense of focus and discipline in each.

We target long-term shareholder value creation by focusing on our three business areas:

Nokia Networks

Our Nokia Networks business will continue to invest in innovative products and services needed by our customers to manage the increase in wireless data traffic, which we expect will grow by approximately 40% annually through to 2025. Our future investments are focused on further strengthening our position in mobile broadband radio networks through investments in 5G, small cells and radio cloud; becoming the leading network implementation vendor and growing professional services; becoming a domain aggregator in Telco Cloud and expanding our business through Software Defined Networking (“SDN”) and security solutions; and targeting new opportunities in Internet of Things and data analytics.

90+

Of the world’s 100 largest operators are served by Nokia Networks

13 million

Cars sold with HERE maps on board in 2014

NOKIA ANNUAL REPORT ON FORM 20-F 2014	12

Business overview

HERE

Our HERE business will continue to invest in our location cloud with the aim of making it the leading source of location intelligence and the best experience across many different operating systems, platforms and screens. We aim to increase our focus on our leading automotive technology business and our small, but fast-growing, enterprise operations. We will remain connected to the innovation of the consumer ecosystem through work with mobile device vendors such as Samsung and internet players such as Microsoft.

Given our focus in these areas, we have de-prioritized our efforts in the direct-to-consumer field. We also aim to strengthen the operational effectiveness of HERE to ensure we obtain maximum return on our significant R&D investments and improve long-term profitability.

Nokia Technologies

Our Nokia Technologies business aims to bolster the further development of our industry-leading innovation portfolio by:

¡	expanding our successful patent licensing program;

¡	helping other companies and organizations benefit from our innovations through technology licensing;

¡	leveraging the power of the Nokia brand and the interest of companies in licensing it, beginning with the launch of the Nokia N1 Android tablet; and

¡	product and service incubation, where we will prudently invest in new technologies for use in potential future products and services.

Nokia Security Center

Nokia Networks opened the Nokia Security Center in Berlin, Germany in December 2014—a hub of expertise focused on strengthening telecommunications security. The center provides a platform for co-operating with mobile network operators, partners, governments and academic institutes to develop and share security know-how and expertise.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	13

Operational governance and leadership

Nokia has a simple and clear operational governance model, designed to facilitate innovation and growth.

Strong leadership team

Nokia has a strong and experienced leadership team that brings diverse experience from telecommunications and technology, finance, sales and operations and many other areas. Most have been essential to the recent transformation of Nokia and turnaround of Nokia Networks business, and all have been proven at Nokia or in prior leadership roles.

The Group Leadership Team is responsible for the operative management of the company. Other key executives include those responsible for Nokia Networks’ sales organization and reportable segments as well as other Group executives.

Members of the Nokia Group Leadership Team

Rajeev Suri

b.1967

President and Chief Executive Officer of Nokia Corporation

With more than 25 years of international experience, Rajeev is a leader with a passion for creating value, generating growth, and delivering technologies that have a positive impact on people’s lives. He joined Nokia in 1995 and has held numerous executive roles in the company. As CEO of what is now Nokia’s Networks business, Rajeev led a complete turnaround of the company’s performance, resulting in a significant increase in shareholder value. Rajeev lives in Helsinki, Finland.

Timo Ihamuotila

b.1966

Executive Vice President and Group Chief Financial Officer

Timo has deep roots in Nokia, holding various international roles in the company since 1993, and he also had a three year banking stint outside the company during the late 1990s. Timo’s responsibilities in Nokia have ranged from sales to business unit leadership, and from risk management to treasury and corporate finance. He is firm believer in a corporate culture based on strong values and vision.

Samih Elhage

b.1961

Executive Vice President and Chief Financial and Operating Officer of Nokia Networks

Samih has 25 years of experience in the telecommunications industry, with a successful track record in transforming complex businesses by creating new operating models, translating into stronger financial performance and sustainable value creation. He joined NSN in 2012 as Chief Operating Officer, in 2013 adding the role of Chief Financial Officer to his responsibilities. Samih serves on both the Nokia Group Leadership Team and the Nokia Networks Leadership Team.

Sean Fernback

b.1963

President, HERE

Since training as an engineer 25 years ago, Sean has combined his entrepreneurial spirit with his passion for technology. He joined HERE in early 2014, leading the team responsible for smartphone app development and providing location services to the likes of Amazon, Microsoft and Samsung. He became President in November 2014. Before joining HERE, Sean held senior positions at TomTom, TV Compass, Boardbug and Pogo, among others.

Ramzi Haidamus

b. 1964

President, Nokia Technologies

Ramzi is a technology-licensing expert with proven business skills and a strong innovation background. As president of Nokia Technologies, he is continuing Nokia’s decades-long track record of R&D leadership and pioneering spirit. Before joining Nokia, he spent 17 years helping Dolby Laboratories grow into a world-class licensing company.

For the full biographies of the Group Leadership Team, see pages 102 and 103.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	14

Business overview

Nokia Networks Business Leaders

Ashish Chowdhary

b.1965

Executive Vice President and Chief Business Officer, Nokia Networks

Ashish has nearly 25 years of international experience in the enterprise and telecom sectors and has a track record of delivering consistently strong results. Ashish has led various regional and global organizations before starting his present assignment in January 2011 as Head of Customer Operations in Asia, Middle East and Africa market. He has been a member of the Nokia Networks leadership team since 2009.

Igor Leprince

b.1971

Executive Vice President, Global Services, Nokia Networks

Igor has over 18 years of experience in the telecommunications industry. He stepped to Global Services in 2014 after turning the Middle East & Africa region to profitable growth and heading the Care and Network Planning & Optimization business lines. Prior to joining the company in 2007, Igor held various management roles for telecom operators and services companies in several countries.

Marc Rouanne

b.1963

Executive Vice President, Mobile Broadband, Nokia Networks

Marc has over 20 years of international management experience in the telecommunications industry. Since joining Nokia in 2008, he has turned the company into a leader in LTE and a significant global software developer. Marc has extensive experience in executive leadership bringing advanced mobile technologies to mass market.

Other Group Executives

Hans-Jürgen Bill

b.1960

Executive Vice President, Human Resources

Hans-Jürgen has 20 years of experience in the telecommunications industry. Prior to NSN, he held a range of diverse roles at Siemens, which he joined in 1983. When NSN was formed in 2007, Hans-Jürgen became Head of West South Europe region. He assumed the role of Head of Human Resources for NSN in 2009.

Barry French

b.1963

Executive Vice President, Marketing and Corporate Affairs

Barry joined Nokia in 2006 and was instrumental in the creation and later turnaround of Nokia’s Networks business. Previous experience includes leadership positions in technology, restructuring and politics. He is a resident of London but is present regularly at the company’s headquarters in Finland.

Maria Varsellona

b.1970

Executive Vice President and Chief Legal Officer Maria joined NSN in 2013 from Tetra Pak, where she was the Group General Counsel. Previously, Maria held senior legal positions in GE Oil & Gas for many years. As an admitted lawyer in Italy and England, Maria started her career in private practice, and she also lectured international contract law at the University of Florence, Italy.

Our values

At Nokia, we want to be proud of what we achieve, but also how we achieve it.

Our values guide the way we do business:

Respect

means how we treat each other; it is something we work hard to earn from those around us.

Achievement

is about working together to deliver superior results, to bring great products and services to our customers, and to win in the marketplace.

Renewal

covers how we develop ourselves, how we grow our business, and how we strive to create the compelling new products and services that disrupt the market.

Challenge

Means we will never be complacent, always pushing for better performance, and perpetually questioning the status quo inside the company and out.

With the right behaviors, these four simple values can push us to do the right things in the right way. We can challenge and do so with respect; we can drive for near-term achievement and renew at the same time. Doing so is not always easy, but it can be done– and those people who do so become great leaders, those companies that do so become great companies.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	15

Technology that thinks ahead

NOKIA ANNUAL REPORT ON FORM 20-F 2014	16

Business overview

Nokia Centralized RAN

Major sporting events and concerts attract thousands of fans, many of them using smartphones to record and share their experiences over social networks. At the packed Hartwall Arena in Helsinki, Nokia’s Centralized RAN solution delivered data uploads significantly faster than using traditional radio solutions available in the market, while cutting smartphone power consumption by one third.

2.5 times faster

Data uploads

NOKIA ANNUAL REPORT ON FORM 20-F 2014	17

Nokia Networks

The development of ways for machines to communicate, interpret data and act—all without human intervention—enables people to address some of our biggest global challenges.

From caring for aging populations to providing clean water and safe energy to reducing greenhouse gas, the opportunities opened by the Programmable World are seemingly endless.

Nokia Networks will play a leading part in developing that world. It will provide the networks that carry data traffic from machine to machine to people and it will provide companies and individuals with the intelligence to interpret and use that data.

Through its two segments—Mobile Broadband and Global Services—it is the trusted partner of operators that, between them, have close to five billion subscribers. Nokia Networks is at the leading edge of technology. At the end of 2014 it had 162 LTE customers and an installed base of 200 WCDMA/HSPA customers and 300 GSM customers. Serving 170 customers, Nokia Networks’ Customer Experience Management (CEM) offerings are well established and it provides Operations Support Systems to the world’s top ten operators.

Its Global Services teams have so far delivered 400 multi-vendor projects; they put a new site on air every 100 seconds and manage networks serving 550 million subscribers. Nokia Networks takes its customers’ investments seriously and its highly efficient Global Delivery Centers now manage close to one billion network elements.

A world of opportunities also contains threats. Nokia Networks’ focus on security aims to protect the connected world from security breaches and, as a company, it pays great attention to keeping its employees, suppliers and partners safe.

For the future, Nokia Networks will expand its reach, while defending its strong position in its existing markets. As the realms of telecommunications and IT converge, it will continue to support, consult and serve its customers and to help them develop the human possibilities of technology.

¡	Over 90 of the world’s largest 100 mobile operators served

¡	Nokia Networks’ customers have almost five billion subscriptions

¡	Supplier to 15 of the world’s top 20 LTE operators

¡	An early leader in virtualization and cloud technologies—trials and pre-commercial live projects with over 60 customers by the end of 2014

¡	550 million subscribers in over 100 operator networks and close to one billion network elements managed by its Global Delivery Centers

¡	54 586 employees at December 31, 2014

Nokia Networks

Mobile Broadband

Global Services

NOKIA ANNUAL REPORT ON FORM 20-F 2014	18

Business overview

Market overview

Through its broad portfolio of products and services, Nokia Networks addresses a market described as “mobile infrastructure and related services”. Demand for Nokia Networks’ portfolio is driven by the rapidly growing requirement for greater bandwidth and capacity in mobile networks globally. Bandwidth requirements are rapidly expanding as data-rich websites, applications and video usage become more common. In addition, the use of devices optimized for rich content, including smartphones and tablets, is on the increase.

Business overview

Nokia Networks’ portfolio ranges from the hardware components of networks used by mobile operators, such as base stations, to software solutions that support mobile networks, such as the core software that underpins the operations of an operator. Additionally, Nokia Networks provides the services to plan, implement, run and upgrade operators’ networks.

Nokia Networks is estimated to be the third-largest company in its target market of mobile infrastructure and related services. Nokia Networks has a strong position in all generations of radio network technologies (2G, 3G and 4G) and the underlying core networks software. In 3G, Nokia Networks serves more operators than any of its rivals, with more than one billion subscribers connected through its 3G networks. In LTE, Nokia Networks had 162 commercial contracts at the end of 2014, and it is a key LTE radio supplier to 15 of the world’s top 20 operators. Nokia Networks is also estimated to be the world’s third largest telecommunications services vendor by revenue, managing 550 million subscribers in more than 100 operator networks and close to one billion network elements through its Global Delivery Centers.

Mobile consumers and businesses expect an increase in technological capability with little (if any) increase in price. As a result, Nokia Networks’ overall market for mobile broadband and related services is expected to be flattish in the next few years. Nokia Networks is investing in new market opportunities such as small cells, Telco Cloud, data analytics, security and Internet of Things. These will support Nokia Networks’ current and new customers as they themselves look for new sources of revenue from the so-called quad-play (fixed and mobile access, internet and television) and seek efficiency improvements from the ongoing transition to cloud computing.

More than 600 customers globally with a total of almost five billion subscriptions use Nokia Networks’ equipment and services, among them most of the world’s largest mobile operators, including Bharti Airtel, China Mobile, Deutsche Telekom, NTT DoCoMo, SoftBank, Sprint, Telefónica, Verizon and Vodafone.

Nokia Networks was formerly known as the NSN business, which began operations as Nokia Siemens Networks on April 1, 2007, following a merger of the networks business of Nokia and the carrier-related operations of Siemens AG for fixed and mobile networks. Since August 7, 2013, the business has been wholly owned by the Nokia Corporation and is now operating under the Nokia brand.

Nokia Networks’ net sales totaled EUR 11.2 billion, and total assets equaled EUR 12.8 billion for 2014.

Internet of Things will impact networks

Nokia is demonstrating two emerging mobile technologies, 5G and LTE-M, that will help to make networks not only faster but more reliable, resilient and energy efficient.

“Demand for Nokia Network’s portfolio is driven by the rapidly growing requirement for greater bandwidth and capacity in mobile networks globally.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	19

Nokia Networks continued

Strategy

Nokia Networks’ industry is characterized by rapid technological development, and we see the following as the key trends within the industry.

¡	The number of connected devices is likely to increase significantly by 2025. We forecast that there will be over seven billion connected people and more importantly over 50 billion connected things in the world by 2025. We expect analytics to play a pivotal role in bringing meaning and value to this programmable world.

¡	We expect the exponential growth in mobile data traffic to continue. We forecast that global mobile data traffic will grow by 40% annually through 2025. Each mobile broadband user will use multiple gigabytes of data daily. Carrier aggregation technology will be key in enabling the massive traffic in ultra-dense LTE networks.

¡	High performance, quality and reliability in networks are likely to become even more important. As networks carry ever more data traffic, their high performance will be critical, in addition to their quality and reliability.

¡	The transition of network functionalities to the cloud is likely to enable faster deployment of networks and reduction of costs, and help Nokia Networks’ customers provide a better experience to their own customers.

¡	Automation of services is likely to increase across every stage of network lifecycle for high service quality and efficiency.

¡	Partnering in the complex ecosystem is likely to become increasingly important. With the complexity of networks increasing, partnering and cooperation between vendors will be required in the merging telecommunications and IT industries.

Nokia Networks, to respond to these trends and capitalize on its strengths, has four focus areas in its strategy:

1. Accelerating leadership in radio

Nokia Networks will remain focused on the radio business, aiming to grow its market share further in LTE and LTE-Advanced and to gain leadership in 5G, small cells and radio cloud, while maintaining its overall market position. Nokia Networks is constantly developing its portfolio to offer all the technology elements in a base station site, whether through its own products or partnering, including items such as antennas, backhaul and fronthaul. Nokia Networks will also offer integrated small cells and Wi-Fi technologies to handle the large proportion of mobile data traffic that is generated by users indoors. Another example of how Nokia Networks is developing its portfolio is the use of its LTE capabilities to target new market areas, such as LTE-based public safety solutions.

2. Growing professional services

Nokia Networks aims to grow its services business overall to become the leading network implementation vendor with the highest quality and to become the best in the care business. Nokia Networks is also taking steps to increase its proportion of professional services revenue: by growing areas such as network planning and optimization for heterogeneous networks; leveraging its 3D geo-location capabilities; and growing its systems integration business with carrier-grade services to enable Telco Cloud, Internet of Things, analytics and security. Additionally, Nokia Networks aims to grow its managed services business through a portfolio in predictive operations, smart learning and software as a service. Automation and remote delivery will continue to be emphasized as part of an efficient service delivery model.

3. Winning in technology transition to the Telco Cloud

The third focus area of Nokia Networks’ strategy is based on opportunities arising from the technology transition to Telco Cloud. Nokia Networks is in a good position to benefit from its strength in Network Functions Virtualization (“NFV”), but its ambitions are also to become a domain aggregator in Telco Cloud and expand its business through Software Defined Networking. Nokia Networks also plans to expand into network and service orchestration and management, which will extend its capabilities to allow for automated arrangement, coordination and management of all network elements. To round out its end-to-end Telco Cloud offering, Nokia Networks has started to build a strong security portfolio. We believe that the transition to the cloud will give rise to next-generation security threats and new regulation, and we want to ensure a secure transformation for our customers.

Creating a network for the future

The Telco Cloud proof of concept with Nokia Networks is a significant step forward in Orange’s strategy to leverage the power of Telco Cloud and NFV, targeting a more agile service launch as well as self-healing networks and automated operations for networks.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	20

Business overview

4.	Targeting the opportunities in Internet of Things and data analytics

Nokia Networks is also expanding its analytics capability building on its Customer Experience Management (“CEM”) portfolio and entering the Internet of Things market. Its CEM products address one of the main problems for our customers: how to improve customer satisfaction. We can take advantage of the predictive analytics suite of Medio, which was acquired by HERE in 2014, to help operators generate incremental revenue. This capability will enable Nokia Networks to help operators to perform end-user analytics by combining network insight with location intelligence and other types of consumer data. Additionally, Nokia Networks continues to ensure that operators’ network products and services, as well as their network infrastructure, are designed to meet the requirements of the Internet of Things.

Underlying these four focus areas, Nokia Networks has four strategic enablers:

1.	Quality

Quality continues to be an extremely important strategic enabler and a competitive differentiator for Nokia Networks, and it is taking steps to further strengthen its quality culture by targeting world-class, end-to-end quality management, flawless service execution and highest software quality. This all contributes towards a better customer experience.

2.	Innovation

Innovation will continue to be central to Nokia Networks’ strategy as it drives technology disruptions in areas that are essential to operators’ business, such as Telco Cloud transformation, cognitive networks and 5G. Nokia Networks will also continue to dedicate resources to co-innovation with its customers, aiming to create even more added-value for them.

Nokia Networks invested EUR 1.8 billion in R&D in 2014, making it one of the largest R&D investors in the telecommunications industry. The efforts of its R&D teams have resulted in technology breakthroughs and industry awards.

For example, Nokia Flexi Multiradio base stations—which have been shipped to approximately 300 customers since their first deliveries in 2008—undergo continuous development. New versions of the product have been continuously launched, such as the range of award-winning Flexi Zone LTE microcell and picocell base stations, which was introduced in November 2013 and enhanced throughout 2014.

Another example is Nokia Networks’ cloud-ready Operations Support Systems—where during 2014, the number of customers using its virtualized NetAct solution for network management exceeded 200. To support the transition to Telco Cloud, innovations such as Cloud Application Manager and Cloud Network Director are now enabling the management of networks based on Network Functions Virtualization and Software Defined Networking.

LTE Broadcast

Working with a range of partners, Nokia Networks is pioneering LTE Broadcast, new technology that delivers the same signal to many users at the same time over existing mobile networks, instead of streaming video content individually to each user. This will allow subscribers to watch TV on their devices without eating into their data plans.

“Innovation will continue to be central to Nokia Networks’ strategy as it drives technology disruptions in areas that are essential to operators’ business.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	21

Nokia Networks continued

3.	Partnering

Nokia Networks will continue to focus on increasing its partnering activities, and in 2014 founded a new partnering unit, part of Mobile Broadband, devoted to that goal. We believe that this will enable Nokia Networks to extend its addressable market beyond its own portfolio through the market-leading products and services of our partners such as IP routers, data center equipment, software stacks and systems integration solutions. Nokia Networks also aims to enable the plug-in of third-party hardware and software elements, opening up previously closed programming interfaces to trusted partners and adjusting its own portfolio accordingly, which we believe will help Nokia Networks reach new customers and address new markets.

4.	Automation

Nokia Networks aims to use automation to further improve its efficiency, using its analytics capabilities to enable fully automated service deployment, maintenance and network optimization. It also aims to use automation in an effort to drive operational efficiencies, covering all its businesses, R&D, financial systems and business forecasting.

Organization

Nokia Networks has two segments: Mobile Broadband and Global Services.

The Mobile Broadband segment

Mobile Broadband provides its customers with flexible network solutions for mobile voice and data services through its Radio and Core clusters. The Radio cluster covers all technology generations—GSM, CDMA, WCDMA, and LTE—and is investing in research in LTE-Advanced and 5G.

The Core cluster has a comprehensive mobile switching portfolio as well as voice and packet core solutions. The Core portfolio is based on Nokia Networks’ cloud-ready software and can scale for the challenges of data growth and Internet of Things. This provides customers with a high level of capacity, agility and performance to meet the increasing demands that subscribers are placing on networks.

The Core cluster has expertise in Customer Experience Management, virtualization and software-rich solutions. These help Nokia Networks support its customers in dealing with changing technology trends. For example, security is currently a pressing topic for operators and Nokia Networks recently opened its mobile broadband security center in Berlin, Germany. The center is a hub of leading expertise focused on ensuring robust telco security and bringing together network operators, partners, governments and academic institutions to develop and share network security expertise.

Other major trends addressed by the Mobile Broadband segment include cloud computing, analytics, big data and multimedia content. The new partnering unit, which is part of Mobile Broadband, exists to help Nokia Networks achieve its goals through partnering with recognized market leaders—the best of the up-and-coming technology innovators and companies that have established reputations as leaders in their fields. Through these activities, we believe that Nokia Networks will be able to continue to extend its offerings to its customers.

The Global Services segment

Through our Global Services segment, we aim to provide mobile operators with the solutions they need to create and maintain effective networks.

Global Services comprises five business lines. The Network Implementation business line provides customers with the services they need to build, expand or modernize a communications network. The Care business line undertakes software and hardware maintenance and provides training to help our customers maximize their networks. Within the Managed Services business line, Nokia Networks offers services such as network operations and service operations, which help its customers manage service lifecycles efficiently and enhance their subscribers’ experience (for example, by using analytics to improve their predictive services).

Within the Network Planning and Optimization business line, we offer solutions to improve the performance, consistency and reliability of our customers’ networks and services. Finally, Global Services’ Systems Integration capabilities ensure that all the elements of a mobile broadband solution, including new and mature technologies, are brought together seamlessly.

Within Global Services, Nokia Networks has two Global Delivery Centers, complemented by five Global Service Delivery hubs, bringing together global and local services experts as well as centralized tools and architecture. These facilities, which deliver a growing proportion of its services, provide efficiency for customers while at the same time allowing operators to benefit from access to world-class skills, available as part of Nokia Networks’ global presence.

Sales and marketing

Nokia Networks’ sales and business teams are active in approximately 120 countries. They ensure that Nokia Networks is close to its customers, both physically and in terms of understanding the local markets, and help it to build and maintain its customer relationships.

In 2014, Nokia Networks grouped its customer operations into three geographical markets: Asia, Middle East and Africa; Europe and Latin America; and North America. These were further divided into regions containing sales, business and delivery teams. On April 1, 2015, Nokia Networks aims to implement a new structure in its sales teams, bringing the three markets together into one global sales organization with the seven markets presented below. This new structure is targeted at allowing Nokia Networks to gain additional speed and simplicity in dealing with customer requirements while preserving existing customer relationships.

¡	Asia-Pacific Japan spans a varied geographical scope, ranging from advanced telecommunications markets—such as Japan and the Republic of Korea—to developing markets including Bangladesh, Myanmar and Vietnam. Nokia Networks works with leading operators in the market, including KDDI, KT, NTT DoCoMo, SKT, SoftBank and Telkomsel.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	22

Business overview

¡	In Europe, Nokia Networks is engaged with all the major operators, including Deutsche Telekom, MegaFon, MTS Sistema, Orange, TeliaSonera and Vodafone Group, serving hundreds of millions of customers. Nokia Networks has extensive R&D expertise in Europe, and some of its largest technology centers, which are working on future mobile broadband technologies, are based in this market. One of Nokia Networks Global Delivery Centers is based in Portugal.

¡	In Greater China, Nokia Networks counts the major operators China Mobile, China Unicom and China Telecom as our customers, among others. The TD-LTE standard has proven particularly important to Chinese operators, resulting in Nokia Networks being honoured with the People’s Republic of China Friendship Award in 2014.
¡	In India, Nokia Networks is a strong player, with operator customers such as Bharti Airtel, Idea Cellular and Vodafone. In fact, we count ten Indian telecom operators, both public and private, among our customers in the market, along with the Indian defense administration and Indian railways, including the Kolkata Metro Railway. We have several sites in India, including a Global Delivery Center in Noida.

¡	In Latin America, Nokia Networks works with all major operators, including América Móvil, Avantel, Nuevatel, Oi, Telefónica and TIM.

¡	Nokia Networks has built a position of considerable strength in Middle East and Africa, with leading operators such as Mobily, Etisalat, Ooredoo, STC and Zain among its customers in the market.

¡	In North America, eight of the top ten mobile operators are Nokia Networks’ customers, as well as local operators, major cable companies and government entities. The acquisition of SAC Wireless, a provider of infrastructure and network deployment solutions, in August 2014 further built on our existing network implementation service capabilities. North America is also home to Nokia Networks’ flagship mobile broadband testing and development Innovation Lab, located in Silicon Valley in the United States.

Nokia Networks’ net sales by geographic area 2014 (€m)

NOKIA ANNUAL REPORT ON FORM 20-F 2014	23

Nokia Networks continued

Production of infrastructure equipment and products

Nokia Networks’ Global Operations team handles the supply chain management of all its hardware, software and original equipment manufacturer products. This includes supply planning, manufacturing, distribution, procurement, logistics, supply, network design and delivery capability creation in product programs.

On December 31, 2014, Nokia Networks had six manufacturing facilities globally: four in China (Beijing, Shanghai, Tianjin and Suzhou), one in Finland (Oulu) and one in India (Chennai).

In addition to Nokia Networks’ strong manufacturing capabilities, it also utilizes third-party suppliers for certain components and sub-assembly for certain products. Examples include company-specific integrated circuits and radio frequency components. Nokia Networks then assembles these components and sub-assemblies into final products and solutions and, for selected products and solutions, its suppliers also deliver goods directly to customers. This system provides Nokia Networks with considerable flexibility in its manufacturing and enables it to meet demands related to cost, availability and customer requirements more easily.

The table below shows the productive capacity per location of major manufacturing facilities for Nokia Networks’ infrastructure equipment at December 31, 2014.

Country	Location and products(1)	Productive capacity, Net (m2)(2)
China	Beijing: switching systems and radio controllers	6 749

	Shanghai: base stations, transmission systems	15 954

	Suzhou: base stations	8 968

	Tianjin(3): Wireless base stations, mobile core systems, radio controllers	10 000

Finland	Oulu: base stations	8 364

India	Chennai: base stations, radio controllers and transmission systems	11 962

(1)	Nokia Networks considers the production capacity of its manufacturing facilities to be sufficient to meet the requirements of its network infrastructure business. The extent of utilization of its manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance.
(2)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.
(3)	The Tianjin manufacturing facility was sold in January 2015.

Research and development

Nokia Networks has 11 Global Technology Centers, each with individual technology and competence specialties. These are located in China, Finland, Germany, Greece, Hungary, India, the Philippines, Poland and the United States.

Nokia Networks organizes its R&D teams in a flat structure, resulting in advantages such as cost effectiveness and speed. Nokia Networks is focused on creating a strong partner ecosystem and makes efforts to ensure the effective management of portfolio for its partners and suppliers and for their products. The Mobile Broadband segment is responsible for most of Nokia Networks’ R&D internally.

Nokia Networks has a joint venture company TD Tech Communication Technologies Ltd (TD Tech) for development and manufacturing of TD-SCDMA and LTE technologies and related products in Beijing, Shanghai and Chengdu, China. The company is owned between Nokia Networks (51%) and Huawei Technologies Co. Ltd. (49%), and Nokia has ownership of the system in which the commonly created products are inserted. The joint venture has supported the growth of Nokia’s market position in China, and demonstrates that this partnering has been of great mutual benefit for both enterprises. Mutual customization of the most commoditized part of the portfolio allows Nokia Networks to focus on lowering cost while producing a higher value offering.

Gaining customer insight

At the 2014 Nokia Networks CEM Executive Forum, operators learned how implementing CEM results in financial benefits for them. Another lesson was that it is not just about the tools—the right people and processes are also very important. The operators at the forum emphasized that their future CEM requirements are also focused on providing insights into fixed and internet services.

“Intellectual property assets are fundamental to Nokia Networks. As an industry leader in the R&D of wireless, broadband and transport technologies, we have a robust patent portfolio.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	24

Business overview

As a result of its investments in R&D, Nokia Networks is one of the largest R&D investors in the telecommunications industry, with total R&D expenses amounting to EUR 1.8 billion in 2014. We expect these capabilities to enable Nokia Networks to continue to drive innovation in the dynamic telecommunications sector, where product development constantly needs to improve in speed and efficiency in order to help operators cope with increasing subscriber demands and exponential data traffic growth.

We believe that the geographical diversity of Nokia Networks’ R&D network is an important competitive advantage for us. In addition, the ecosystem around each of its R&D sites helps it connect with experts on a global scale, a network that it complements by co-operation with universities and other research facilities.

Nokia Networks further complements its R&D efforts through its Technology & Innovation team, which focuses on developing and prototyping new and futuristic technologies, such as 5G, that are several years from reaching the market. The team is responsible for the technology vision, long-term research, innovation, standardization and intellectual property rights (“IPR”) management of Nokia Networks, and it co-operates with top customers, partners, universities, research institutes and industry bodies globally to drive Nokia Networks’ technology and innovation agenda.

Patents and licenses

Intellectual property assets are fundamental to Nokia Networks. As an industry leader in the R&D of wireless, broadband and transport technologies, Nokia Networks has a robust patent portfolio in a broad range of technology areas and we seek to safeguard our investments in technology through appropriate protection. We have generated and maintained an extensive IPR portfolio covering patents, design patents, trade secrets, trademark registrations, and copyrights. Where necessary, we obtain licenses to use standard-essential and other patents in our hardware and software solutions for mobile network infrastructure.

Nokia Networks now owns a large portfolio of almost 4 000 patent families comprising approximately 11 000 individual patents and patent applications across many technologies, some of which were transferred from Nokia and Siemens at the formation of the business as Nokia Siemens Networks in 2007. Its IPR portfolio includes high-quality standard-essential patents (“SEPs”) and patent applications which have been declared to the European Telecommunications Standards Institute and other Standards Developing Organizations as essential to standards including LTE, WCDMA, GSM and other standards. In addition, Nokia Networks holds copyright registrations relating to certain aspects of its products and services.

Nokia Networks receives and pays patent license royalties in the ordinary course of business based on existing agreements with telecommunications vendors. Nokia Networks has a number of patent license agreements in place with other major companies and patent holders, both directly and through Nokia, and these provide it with freedom to operate with limited risk of infringing SEPs owned by others.

Competition

At present, Nokia Networks considers five companies — Alcatel-Lucent, Ericsson, Huawei, Samsung and ZTE — to be its main competitors as major mobile network infrastructure providers. Nokia Networks also competes with IT companies such as Cisco Systems and Oracle.

Building a Radio Cloud

Nokia Radio Cloud is a highly scalable, flexible and efficient architecture for cloud-based networks. It allocates processing capacity from almost anywhere in the network, such as an adjacent cell or a centralized data center, to where it is needed most. By using a network’s existing radio access and transport assets more efficiently, extra infrastructure costs can be avoided.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	25

Grounded in real life

NOKIA ANNUAL REPORT ON FORM 20-F 2014	26

Business overview

HERE

True Cars

HERE’s fleet of True Cars is driving 50 000 km across six continents each week. Why? Using proprietary technology, the cars are collecting information to create an accurate 3D digital representation of the real world. These high-definition maps will be needed to make automated driving a reality.

2 million km

HERE has mapped more than 2 million km in highly-detailed 3D

NOKIA ANNUAL REPORT ON FORM 20-F 2014	27

HERE

As cartographers, we have long dreamed of creating the perfect map—one that precisely recreates the territory it seeks to represent. But, as many in the field would tell us, at the heart of that endeavor lies a great paradox: the closer to reality a map becomes, the less useful it tends to be.

Maps have been abstractions of reality by necessity: there are limits to how much information the human mind can process. But what if maps are made not just for humans but for machines capable of comprehending vast quantities of information?

As computational cartography continues to advance, maps are taking on new forms. For HERE, the map is becoming a dynamic three-dimensional, highly detailed digital representation of the world, rich in real-time and contextually-relevant information drawn from both real-world and digital sources.

HERE already aggregates data related to parking, gas prices, traffic and weather, among other things, and we see further opportunities in a world where billions of devices, including phones, tablets and cars, are connected. Accordingly, we are investing in technologies and analytics capabilities to ensure HERE’s location cloud can harness the collective power of the data these devices generate to deliver real-time, predictive and relevant information to every individual user. In the future, we also intend to leverage HERE’s location cloud to deliver HD maps and other services to power an entirely new class of driver experiences, starting with highly automated vehicles.

¡	More than 25 years of experience in cartography

¡	44 countries with live traffic information

¡	2.7 million updates to our maps every day—keeping them fresh, accurate and reliable

¡	80 000 sources of data used to update our map

¡	Maps for more than 190 countries

¡	Voice guided navigation in more than 50 languages

4 out of 5

In-car navigation systems in North America and Europe powered by HERE’s map content

6 257

Employees at December 31, 2014

HERE

Global new embedded navigation licenses

*Includes a goodwill impairment charge of EUR 1 209 million in 2014.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	28

Business overview

Market overview

The market for location services has undergone significant change in recent years. Access to location services has broadened from portable navigation devices (“PNDs”) and those in cars to multiple devices and screens, including smartphones. Location is now a key element of the mobile and web experience, whether to seek live subway departures, check restaurant ratings, share location-tagged images on social networks, or track pending online deliveries.

The industry is also delivering location experiences in a different way. In the past, static maps were often provided on disc or pre-installed on a device, whereas today users are increasingly being delivered content and services over the internet in real time, as a result of cloud-based technologies. Companies in the automotive, enterprise, mobile and broader consumer electronics industries are already making considerable investments in and around location services, and location is and will be a critical element in, for example, the areas of wearable computing, augmented reality, personal activity tracking, connected cars, and automated driving.

Business overview

HERE is the leading company in the location intelligence industry, delivering highly precise and up-to-date maps, a location platform, and location experiences across multiple screens and operating systems. Built on more than 25 years of experience in cartography and drawing on more than 80 000 sources of data, HERE offers maps for more than 190 countries, voice guided navigation for 99 countries in more than 50 languages and live traffic information for 44 countries. We believe HERE’s map is the best digital representation of the real world in terms of accuracy, coverage, richness and freshness. HERE’s global team of geographic analysts build and maintain the core map of HERE. HERE also has a fleet of sophisticated data collection vehicles, which help produce maps with centimeter-level precision. Altogether, HERE employs approximately 6 000 people, with its major development sites located in Berlin, Germany and in Chicago, United States.

HERE’s customer base includes many of the world’s leading companies from the automotive, mobile, internet and consumer electronics industries. In the automotive space, HERE is the clear market leader, providing maps for the embedded navigation systems in four out of every five new vehicles sold in North America and Europe. In 2014, this amounted to more than 13 million new vehicle licenses. Our customers can license all or parts of the HERE offering: map content, HERE’s location platform, or specific location experiences. The platform is device and operating system agnostic and includes functionalities such as routing, traffic and positioning, a digital 3D reference model of the world, the development tools with which customers can create their own experiences on top of our map, and the analytical tools to make sense of location-based data. The flexibility in being able to choose between all or specific parts of HERE’s offering enables HERE to serve a broad range of customers with different business models and needs.

Nokia launched HERE as its brand in 2012, prior to which it was already an established business operating under the Nokia name. The business has developed organically and through acquisitions, the most significant of which were the acquisition of location software provider Gate5 in 2006, digital mapping provider NAVTEQ in 2008, and data capture company earthmine in 2012.

For over 25 years, HERE has been driving fundamental changes to its map. HERE’s predecessor NAVTEQ was an early pioneer in digital mapping, and in 2006 Nokia became the first company to launch a mobile phone with in-built GPS. HERE is transforming its map from a static, two-dimensional form akin to a digital version of a paper map and further into a dynamic three-dimensional digital representation of the world, rich in real-time and contextually-relevant information drawn from both real-world and digital sources.

In recent years, amid advances in wireless connectivity and a growing need for ever-more-relevant data, HERE has also been driving a fundamental change to the way it builds and delivers map and location data. Increasingly, HERE’s location experiences are powered by its location cloud, which processes and delivers data to smartphones, tablets, in-car navigation systems and other devices over the cloud in real time, reducing the heavy computing needs of the devices.

Leading market position

Many of the world’s leading carmakers are including HERE map data in models they are launching in 2015, demonstrating that HERE is well positioned for future developments in motoring.

“Location services will be a critical element in, for example, the areas of wearable computing, augmented reality, personal activity tracking, connected cars, and automated driving.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	29

HERE continued

Strategy

HERE already aggregates data related to parking, gas prices, traffic and weather, among other things, and it sees further opportunities in a world where billions of devices, including phones, tablets and cars, are connected. Accordingly, we are investing in technologies and analytics capabilities to ensure HERE’s location cloud can harness the collective power of the data these devices generate to deliver real-time, predictive and relevant information to every individual user. We believe the next generation map has to be fresh, predictive and very rich.

We believe that location is an essential element of the Programmable World, hence HERE is targeting its investments in three areas: 1) Automotive, for location content and technology for smart, connected and automated cars; 2) Enterprise, for location-based analytics for better business decisions; and 3) Consumer, for serving ecosystem players through cloud-based services for personal mobility and location intelligence through seamless experiences across multiple screens.

The automotive and enterprise markets are important growth areas for HERE. In the case of the former, an increasing number of vehicles have connectivity technologies onboard and it is our ambition to connect these vehicles to HERE’s location cloud. For example, HERE and BMW are collaborating to develop a suite of location-based services for the connected car and to integrate cars into modern urban transport systems. BMW’s “Intelligent Drive” uses the most sophisticated capabilities of the HERE location cloud to personalize in-vehicle technology, and provide smart recommendations for parking and fuel; enable drivers to share their destination and estimated time of arrival; and enable drivers to get safety alerts for hazards, speed restrictions and traffic.

In the future, we also intend to leverage HERE’s location cloud to deliver HD maps and other services that will power an entirely new class of driver experiences, starting with highly automated driving. Industry participants and government bodies are currently seeking to address a range of technological, legislative, regulatory and ethical issues to ensure that highly automated driving can become reality and gain broad market acceptance in the future. Automation on the road requires that vehicles communicate directly with other vehicles as well as indirectly via cloud technologies and roadside infrastructure. Consequently, HERE is advocating for a new international regulatory architecture that would enable companies and organizations to harness these data flows to bring new safety and sustainability benefits to road users. The benefits could be significant considering that the majority of accidents that occur on the road are a result of human error. From an R&D perspective, HERE is focused on addressing key technological requirements of vehicle automation, such as how HD maps can complement a vehicle’s on-board sensors to aid with precise vehicle localization. HERE has already participated in a number of automated driving pilots with major automotive companies, including Mercedes-Benz.

With respect to the enterprise market, we aim to leverage HERE’s core map, platform and automotive assets to deliver location content and services to a broad range of industries. We believe HERE’s precise map data, rich map attribution and deep analytics can be combined to give companies and organizations new insights into their operations.

Strengthening with predictive analytics

In 2014, HERE acquired Medio Systems Inc., a pioneer in the emerging field of real-time predictive analytics, to enable HERE to innovate in contextual mapmaking and deliver on its vision to create maps and location services across screens and operating systems that change according to the situation.

“We are investing in technologies to ensure HERE’s location cloud can harness the collective power of data from connected devices to deliver real-time, predictive and relevant information to every individual user.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	30

Business overview

In addition to opportunities in the automotive and enterprise markets, we invest in and target growth opportunities in the internet and consumer electronic industries. In the latter part of 2014, HERE focused its strategy in this area, de-prioritizing certain direct-to-consumer activities and focused more of resources on its work for customers who are in the consumer markets, such as Microsoft and Samsung. In the direct-to-consumer space, HERE intends to maintain a modest presence through web and mobile applications that showcase its core assets. These applications and the development work behind them are also leveraged to support our work with our automotive and enterprise customers.

Sales and marketing

HERE’s core business is licensing content and platform technologies, and today it has agreements with most of the world’s leading automotive companies, such as BMW, Continental, Daimler, Nissan, Toyota, Volkswagen and Volvo; leading enterprises such as FedEx, Oracle and SAP; and internet and technology companies including Amazon, Baidu, Microsoft, Samsung and Yahoo.

HERE’s map content powers four out of five in-car navigation systems in North America and Europe, and its location platform is used by leading internet companies.

Research and development

HERE’s business is R&D-intensive with total R&D expenses amounting to EUR 545 million in 2014. The HERE team is focused on building and enriching its core map, as well as developing the platform and cloud technologies through which HERE can ensure the effective delivery of the map and location services to its customers irrespective of the device they use.

In addition to collecting data with HERE’s own fleet of cars, HERE aggregates data from another 80 000 sources, including parking, gas price, traffic, weather and points of interest data. To maintain the freshest maps, HERE compiles, tests and publishes them continuously. From usage, HERE collects billions of data points to update its real-time traffic, routing and search engines.

A primary focus for HERE’s longer-term R&D efforts is on the development of software, cloud and data analytical capabilities in preparation for the anticipated emergence of highly automated driving before the end of the decade. HERE’s investments are focusing on addressing what it sees as three of the most critical technological challenges: the vehicle’s ability to precisely localize itself on the road, what lies ahead of the vehicle, and how can we program vehicles equipped with HERE technology to drive like humans rather than robots, albeit with greater awareness of, and faster responsiveness to, changing road conditions and events.

Competition

HERE, Google Maps and TomTom are the largest suppliers of map data to a broad range of industries. Other participants include Inrix, which, like TomTom and Google, competes with HERE in providing traffic services. In contrast to HERE, which has a licensing model for its map data and platform, Google uses an advertising-based model allowing consumers and businesses to use its map data and related services free of charge. Google, which has leveraged Google Maps as a differentiator for its Android operating system, has ambitions to bring the Android platform into the car through Open Automotive Alliance, a coalition of technology and automotive companies, and is also exploring automated driving with pilots of self-driving vehicles underway.

To date, in the automotive space, Google has competed with HERE through its brought-in car solutions, offered via smartphones and tablets. HERE competes in the brought-in solution space by offering mapping services via PND vendors such as Garmin, as well as through its own native smartphone and tablet applications. While brought-in solutions have become more pervasive, particularly as smartphone and tablet penetration has grown in recent years, HERE has nevertheless continued to see an increase in the car industry’s adoption of embedded navigation solutions, as represented by the proportion of all new cars sold with factory-fitted systems. While content remains important, HERE has been increasing its focus on platform technologies which can power up-to-date and predictive maps that are increasingly tailored towards the individual user, and HERE believes in this regard that the only competitive platform to its own is that of Google.

TomTom, which is today the primary competitor to HERE in embedded navigation solutions for the automotive industry, also licenses map data to other industries, including the consumer markets, and counts Apple as one of its customers. Apple, which offers its own mapping service, has sought to strengthen its location assets and capabilities through targeted acquisitions and organic growth.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	31

Making sophisticated technology simple

NOKIA ANNUAL REPORT ON FORM 20-F 2014	32

Business overview

Nokia Technologies

Z Launcher

Z Launcher from Nokia Technologies learns and adapts to user preferences, and enables one-touch access to apps: faster, easier, more intuitive navigation using scribble letter recognition to find what users want.

500 000+

Activations of Z Launcher’s Beta version

NOKIA ANNUAL REPORT ON FORM 20-F 2014	33

Nokia Technologies

Nokia Technologies manages an IP portfolio of approximately 10 000 patent families comprised of approximately 30 000 individual patents and patent applications. Over the last two decades, Nokia invested more than EUR 50 billion in the development of enabling technologies in virtually all the mobile devices used today.

The experts at the core of Nokia Technologies’ business solve problems in project-specific teams in addition to working closely with leading universities and technology partners on a global scale. Nokia Technologies operates its primary technology development centers in Espoo and Tampere, Finland, Cambridge, the United Kingdom, as well as Silicon Valley in the United States.

Z Launcher by Nokia is an intuitive Android launcher that adapts to user inputs, surfacing relevant apps and content at the right moment. Any app can be accessed in one second through an exceedingly simple handwriting feature.

Nokia Technologies is a leading innovator in key cellular standards, as well as wireless LAN, NFC and various audio, speech and video codecs.

The technology standards developed by our core R&D team extend beyond mobile devices to a broad range of sectors. The H.265 video compression standard, for which Nokia led development and the 3rd Generation Partnership Project (3GPP) standards body adopted, delivers outstanding picture quality at roughly double the efficiency of the previous standard. H.265 (HEVC - High Efficiency Video Coding) is integrated into some of the latest consumer displays capable of ultra-high definition (“UHD”) presentation.

¡	Patent, technology and brand licensing

¡	Leading innovator in key cellular standards as well as in wireless LAN, NFC and various audio, speech and video codecs

¡	Primary technology centers located in Espoo and Tampere, Finland, Cambridge, the United Kingdom and Silicon Valley, the United States

60+

Licensees

Nokia Technologies

NOKIA ANNUAL REPORT ON FORM 20-F 2014	34

Business overview

Market overview

Nokia Technologies aims to be a leader in technology development and licensing, building on several of Nokia’s former Chief Technology Office (“CTO”) and IPR licensing activities. Today, as part of our newly formed business, Nokia Technologies, the research agenda of our engineers, scientists and researchers is shifting to address opportunities in a broader market that both encompasses and goes beyond mobile devices. We see a world where billions of devices—large, small and minuscule—will connect to form intelligent systems, and we see significant potential for our own technologies and intellectual property in that world.

Business overview

Nokia Technologies develops and licenses technologies we believe will enable the Programmable World. We seek to create value from our investments by expanding our successful patent licensing program and helping other companies and organizations benefit from our innovations through our established and successful licensing business. Additionally, we are also exploring the possibility of utilizing new technologies in our own future products and services.

Nokia Technologies was formed upon the closing of the Sale of the D&S Business. The Nokia Technologies business combines a leading team from Nokia’s former CTO with our world-class IPR activities. The business builds on the foundation established by Nokia through investing cumulatively more than EUR 50 billion in R&D over the last two decades.

“The research agenda of our engineers, scientists and researchers is shifting to address opportunities in a broader market that both encompasses and goes beyond mobile devices.”

Innovations from our R&D activities created and shaped the fundamental technologies used in all mobile products and in multiple wireless communications technologies today. We are continuing to build on that heritage to drive further innovations, with a focus on multimedia, connectivity, sensing and material technologies, as well as imaging, audio, web and cloud technologies.

During 2014, Nokia Technologies’ revenue was mainly attributable to income from intellectual property. The majority of the revenue was attributable to licensing its SEPs. Nokia Technologies is a leading innovator in key cellular standards, as well as wireless LAN, NFC and various audio, speech and video codecs, and we believe the licensing of SEPs will continue to be a strength for Nokia Technologies in the future.

€50bn+

Invested in R&D over the last two decades

10 000

Patent families

30 000

Individual patents

NOKIA ANNUAL REPORT ON FORM 20-F 2014	35

Nokia Technologies continued

Strategy

Nokia Technologies’ strategy consists of: 1) Patent Licensing, focused on licensing our standard-essential and other patents to companies in the mobile devices market and beyond; 2) Technology Licensing, focused on licensing proprietary technologies to enable our customers to build better products; 3) Brand Licensing, to help our customers leverage the value of the Nokia brand in consumer devices, the first example being the Nokia N1 Android tablet announced in the fourth quarter 2014; and 4) Incubation, focused on developing new ideas and prototypes; all supported by Nokia Labs, its world-class R&D team.

For examples of Nokia Technologies’ progress relative to its strategy refer to “Operating and financial review and prospects— Main events in 2014—Nokia Technologies operating highlights”.

Sales and marketing

While a new business, Nokia Technologies already has significant ongoing R&D activities and an established patent licensing program. Nokia Technologies manages its intellectual property as a technology asset and seeks a return on its investments by making its innovations available to the markets through licensing activities and transactions. Nokia Technologies currently has more than 60 licensees, mainly for Nokia SEPs.

Nokia Technologies further sees opportunities in licensing its proprietary technologies, intellectual property and brand assets into telecommunications and adjacent industries. Over the past ten years, Nokia has also systematically licensed certain Nokia proprietary technologies, which we have decided not to reserve solely for our internal use. This has enabled numerous companies and businesses to benefit from Nokia’s innovations, in areas such as connectivity and imaging.

Research and development

The Nokia Technologies’ team consists of a great number of world-class scientists and engineers who have driven more than half of Nokia’s recent patent filings and many of whom are recognized as leading experts in fields that are essential for enabling the future Programmable World. These fields include low-power connected smart multi-sensor systems, distributed sensing, and intelligent interplay between various types of radio technologies.

Additionally, Nokia Technologies’ team has been particularly strong in 3G and 4G innovation, media codecs and imaging, for example. The applied nature of our R&D in Nokia Technologies has resulted in various relevant and valuable inventions both in and around the technology areas, which we believe are important in the Programmable World, as well as for emerging consumer experiences.

Nokia N1

A simple interface and unique one-piece aluminium design are at the heart of the N1, the first Nokia-branded Android tablet designed by Nokia Technologies. It offers the innovative, predictive Nokia Z Launcher interface, within a thin and light device that is easy to hold.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	36

Business overview

Nokia Technologies has advanced R&D activities in countries including Finland, the United Kingdom, and the United States. Nokia Technologies also collaborates in open innovation with universities and research institutes globally.

Nokia Technologies holds several central roles in standardization bodies and contributes to standardization work by filing technical proposals which, when found relevant, are often accepted and embodied in standards. In addition, Nokia Technologies develops reference implementations while defining the standards, which result in significant innovations covering proprietary ways to implement relevant technologies.

For examples of Nokia Technologies’ R&D achievements in 2014 refer to “Operating and financial review and prospects—Main events in 2014—Nokia Technologies operating highlights”.

“Nokia Technologies sees opportunities in licensing its proprietary technologies, intellectual property and brand assets into telecommunications and adjacent industries.”

Patents and licenses

We manage an IP portfolio with approximately 10 000 patent families comprised of approximately 30 000 individual patents and patent applications. In industry terms, our portfolio is relatively young: ten years from now, two-thirds of our current patents will continue to be in force. We continue to renew our patent portfolio with innovations produced by our strong R&D team.

Competition

Our current patent portfolio spans a number of technology categories including radio connectivity and networking, multimedia, user interface (“UI”) and software, hardware, product, and mapping and location services. As Nokia Technologies expands its successful licensing program to cover patents which have not been broadly licensed to date, as well as proprietary technologies and other intellectual property, it could face competition from alternate technologies or solutions. However, it is too early to anticipate which of these may be significant in future.

Breakdown of Nokia Technologies’ IP portfolio

NOKIA ANNUAL REPORT ON FORM 20-F 2014	37

Discontinued operations

Devices & Services business sold to Microsoft

Segment overview

With the closing of the Sale of the D&S Business, Nokia exited the business of selling mobile devices. Prior to the Sale, Nokia created products for virtually every demographic, with sales in more than 160 countries. The Devices & Services business was comprised of two business units: Mobile Phones, which focused on the area of mass market entry and feature phones as well as affordable smartphones; and Smart Devices, which focused on advanced products, including smartphones powered by the Windows Phone operating system.

Mobile Phones

The Mobile Phones unit developed ultra-low cost phones, feature phones and affordable smartphones, with most models running the Nokia Asha software platform and the Series 30+ operating system. In early 2014, the unit also introduced its first affordable smartphones based on the Nokia X software platform, which offers access to Android applications. The major Mobile Phones development sites were located in Beijing, China and Oulu, Finland.

The strategy of the Mobile Phones unit focused on leveraging the company’s innovation and strength in growth markets to provide people with an affordable internet experience on their mobile device. The most affordable products were targeted at consumers for whom durability, good battery life and price are most important. The Mobile Phones business unit also produced a range of affordable smartphones whose hardware, software and services are optimized for—and not compromised by—low price points.

As part of the Sale of the D&S Business, Microsoft has licensed, for a limited time, the Nokia brand for use with certain products from the Mobile Phones unit as well as acquired the Asha brand under which Nokia marketed some of its Mobile Phones products.

Smart Devices

The Smart Devices unit, which was acquired by Microsoft in its entirety, focused on developing smartphones based on Microsoft’s Windows Phone operating system.

Nokia brought its first Windows Phone products—under the Lumia brand—to market in 2011, several months after entering into a strategic partnership with Microsoft. We then expanded the depth and breadth of the Lumia range, contributing to Windows Phone becoming the third-largest ecosystem globally in 2013. As part of the Sale of the D&S Business, Microsoft acquired the Lumia brand under which Microsoft has continued to introduce new smartphone models, following the completion of the transaction.

Sales and marketing

We derived our net sales of mobile devices primarily from sales to mobile network operators and distributors, and to a lesser extent independent retailers, corporate customers and consumers. The marketing efforts were aimed at creating consumer loyalty, enhancing the Nokia brand and increasing sales. In the marketing of mobile devices, we focused on expanding awareness of the key points of differentiation in our products and services, such as the imaging capabilities of our high-end smartphones or the robust quality and long battery life of our most affordable feature phones. We also engaged consumers through our own social media channels, including Nokia Conversations.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	38

Business overview

Production of mobile devices

Until the closing of the Sale of the D&S Business, Nokia operated a total of eight production facilities with the purpose of production and customization of mobile devices. The production facilities were located in Manaus, Brazil; Beijing and Dongguan, China; Komárom, Hungary; Chennai, India; Reynosa, Mexico; Masan, Republic of Korea and Hanoi, Vietnam.

Following the closing of the Sale of the D&S Business, Nokia’s manufacturing facilities transferred to Microsoft with the exception of the manufacturing facilities located in Chennai, India and Masan, Republic of Korea. In India, our manufacturing facility is subject to an asset freeze by the Indian tax authorities as a result of ongoing tax proceedings and was not transferred to Microsoft as part of the Sale of the D&S Business. It continued to produce devices under contract for Microsoft following the close of the Sale of the D&S Business, however, production was suspended in November 2014 due to a lack of orders. In the Republic of Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction, resulting in Nokia closing the site in 2014. None of these facilities is subject to a material encumbrance, with the exception of the mobile devices related facility in Chennai as tax authorities in India have placed a lien on this facility prohibiting Nokia to transfer this facility.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	39

Operating and financial review and prospects

NOKIA ANNUAL REPORT ON FORM 20-F 2014	40

NOKIA ANNUAL REPORT ON FORM 20-F 2014	41

Principal industry trends affecting operations

Business specific trends

Nokia Networks

Nokia Networks is a leading vendor in the mobile infrastructure market, providing a broad range of different products, from the hardware components of networks used by network operators to software solutions supporting the efficient interaction of networks, as well as services to plan, optimize, implement, run and upgrade mobile operators’ networks. Nokia Networks is investing in the innovative products and services needed by telecom operators to manage the increase in wireless data traffic. Nokia Networks plans to focus its future investments in further building on its strong position in mobile broadband and related services, and strengthening its leadership position in next-generation network technologies, which it believes will be important enablers for the future networks by connecting tens of billions of devices. For more information on the Nokia Networks business refer to “Business overview—Nokia Networks” above.

Industry trends

In recent years, the most important trends affecting Nokia Networks have been the increase in the use of mobile data services and the resulting exponential increase in data traffic, which has resulted in an increased need for high performance, quality and reliability in networks. The continuing data traffic increase has, however, not been directly reflected in operators’ revenue. As a result, there is an increased need for efficiency for both operators and network infrastructure and services vendors. In addition to the attempts to reduce their costs, the operators want to increase their agility through the adoption of the emerging Telco Cloud and network virtualization technologies. Operator consolidation driven by operators’ needs to provide a wider spectrum of services, especially fixed-mobile convergence services, is also a key trend that affects Nokia Networks’ business. For more information, refer to “Business overview—Nokia Networks”.

Pricing and price erosion

The pricing environment was challenging in 2014, with competition remaining intense and the consequent price erosion impacting Nokia Networks’ net sales and profitability.

Product mix

Nokia Networks’ profitability is also impacted by product mix including the share of software in the sales mix. Products and services have varying profitability profiles. The Mobile Broadband segment offers a combination of hardware and software. Software products generally have higher gross margins; however, they require significantly higher R&D investments. Global Services’ offerings are typically labor-intensive, while carrying low R&D investment, and have relatively low gross margins compared to the hardware and software products of Mobile Broadband.

Seasonality and cyclical nature of projects

Nokia Networks’ sales are affected by seasonality in the network operators’ spending cycles, with generally higher sales in the fourth quarter, as compared to the first quarter of the following year. In addition to normal industry seasonality, there are normal peaks and troughs in the deployment of large infrastructure projects. The timing of these projects is dependent on new radio spectrum allocation, network upgrade cycles and the availability of new consumer devices, which in turn affects Nokia Networks’ sales. Nokia Networks’ profitability can be affected by changes in the sales volume, as well as the requirement to source large volumes of components on short notice, which can impact the cost of sales, or in cases where component shortages emerge, the net sales.

Continued operational efficiency improvements

In 2014, the transformation to an efficient operating model brought industry leading margins and increased R&D efficiency to Nokia Networks. Nokia Networks continues to focus on operational improvement across its business. Its “Smarter” program has a key role in making Nokia Networks a continuously more efficient and high-performing company positioned for long-term success. The program aims at further strengthening its productivity, efficiency and competitive cost structure, and Nokia Networks will bring performance excellence methodologies such as Kaizen, Lean, and Six Sigma to every part of its business. Nokia Networks also pursues further efficiency gains from increased automation in Global Services delivery and in other areas, as well as continued improvements in R&D efficiency and agility.

Uninterrupted service even at the biggest events

The Nokia Smart Scheduler, used to optimize cell capacity and network efficiency, played a key part in delivering seamless LTE services at one of the world’s showcase racing events in Shanghai. By managing uplink interference, signalling capacity and load balancing, it delivered uninterrupted service availability throughout the event.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	42

Operating and financial review and prospects

Cost of components and raw materials

There are several factors driving Nokia Networks’ profitability: scale, operational efficiency, and pricing and cost discipline have been, and will continue to be, important factors affecting profitability and competitiveness. Nokia Networks product costs comprise, among others, components, manufacturing, labor and overhead, royalties and licensing fees, depreciation of product machinery, logistics and warranty and other quality costs.

Targets and priorities

Over the long term, Nokia targets to grow Nokia Networks’ net sales slightly faster than the market.

Nokia expects Nokia Networks’ operating margin for the full year 2015 to be in-line with Nokia Networks’ targeted long-term operating margin range of 8% to 11%, excluding special items and purchase price accounting related items. In addition, Nokia expects Nokia Networks’ net sales to grow on a year-on-year basis for the full year 2015. This outlook is based on Nokia’s expectations regarding a number of factors, including:

¡	competitive industry dynamics;

¡	product and regional mix;

¡	the timing of major new network deployments; and

¡	expected continued improvement under Nokia Networks’ transformation programs.

HERE

Our HERE business is a leading provider of maps and location experiences across multiple screens and operating systems and is focused on producing the most accurate and fresh map content, available across multiple devices and operating systems. HERE continues to invest in its leading location cloud to make it the source of location intelligence and experiences across many different operating systems, platforms and screens. We believe that location is an essential element of the Programmable World, hence HERE is targeting its investments in three areas: 1) Automotive, for location content and technology for smart, connected and automated cars; 2) Enterprise, for location-based analytics for better business decisions; and 3) Consumer, for serving ecosystem players through cloud-based services for personal mobility and location intelligence through seamless experiences across multiple screens. For more information on the HERE business, refer to “Business overview—HERE”.

Seasonality

HERE’s sales to the automotive industry are affected by seasonality in the automobile market, navigation device market, and mobile device market, with generally higher sales in the fourth quarter compared to the first quarter of the following year.

Vertical and horizontal opportunities in map content, platform and applications

HERE’S a leading provider of map content and is focused on providing the richest, most accurate and most current maps, since these attributes are becoming more important for consumers and providers of location services. HERE’s ability to offer independent solutions at various levels of the value chain offers both vertical and horizontal opportunities. HERE sees opportunities in being able to offer solutions across ecosystems and different layers within them, as well as with different types of devices.

HERE’s map data provides a strong foundation, and HERE’s cloud-based map platform enables it to compete at multiple levels of the location services value chain including partnering with automobile vendors and internet services companies for their own differentiated offerings.

Great maps for the world’s most popular mobile platform

In 2014, HERE launched its first application on Android, featuring accurate maps that are always available, even without an internet connection. Using GPS for location finding, the app allows users to browse maps, search for places and navigate even when they don’t have access to a network.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	43

Principal industry trends affecting operations continued

The HERE map platform enables its location intelligence and experiences to be distributed in the cloud and to be used across a number of different operating systems, platforms and screens. This enables the users of the platform to license certain parts of HERE’s offering, including content, location services and functionalities, such as routing and positioning. Access to the platform also allows users to build specific applications for location-related services.

Automotive and other industries

We continue to see opportunities within the automotive and other industries that require location-based intelligence. An area of interest is the automotive industry, where HERE’s focus goes beyond the traditional turn-byturn navigation, with HERE’s offering planned to evolve towards “Smart Guidance”—HERE’s connected driving solutions for inside and outside of the car– and later towards concepts such as the “Intelligent Car” for automated driving. As these are new areas, our success in terms of transforming development efforts into sales is dependent on these concepts developing commercially and on HERE’s ability to produce products that are appealing to the industry.

In general, we believe there is a trend of more and more connected things. We believe there may be opportunities for location-based intelligence to serve as a key dimension in this development, and we believe HERE is well-positioned to capture those potential growth opportunities with its broad offering, for example through our business with Samsung.

As the automotive industry is a significant contributor to HERE’s sales, the broader economy and its influence on new car sales are an important factor in HERE’s future success. The adoption rate of in-car navigation products and services is important as well. In general, adoption of these types of products has been increasing and is expected to further increase as connectivity becomes more pervasive in cars. The gradual move towards an increasing number of cars being connected also offers the possibility to provide more value-adding services to the automotive industry.

Targets and priorities

Nokia expects HERE’s net sales to grow on a year-on-year basis for the full year 2015, and HERE’s operating margin for the full year 2015 to be between 7% and 12%, excluding special items and purchase price accounting related items.

Nokia Technologies

Nokia Technologies pursues new business opportunities built on Nokia’s innovations and the Nokia brand. Nokia Technologies develops and licenses cutting-edge innovations that are powering the next revolution in computing and mobility. The Nokia Technologies strategy consists of: 1) Patent Licensing, focused on licensing our standard-essential and other patents to companies in the mobile devices market, consumer electronics and beyond; 2) Technology Licensing, focused on licensing and transferring proprietary technologies to enable our partners to build better products; 3) Brand Licensing, to help our customers leverage the value of the Nokia brand in consumer devices; and 4) Incubation, focused on developing new ideas and prototypes; all supported by Nokia Labs, our world-class R&D team. For more information on the Nokia Technologies business, refer to “Business overview—Nokia Technologies”.

Monetization strategies of IPR

Success in the technology industry requires significant R&D investments, with the resulting patents and other IPR utilized to protect and generate a return on those investments and related inventions. In recent years, we have seen new entrants in the mobile device industry, many of which do not have licenses to our patents. Our aim is to approach these companies by potentially utilizing one or more means of monetization. We believe we are well-positioned to protect, and build on, our existing industry-leading patent portfolio, and consequently increasing shareholder value.

We see three main means for monetizing our innovations: 1) Patent Licensing; 2) Technology Licensing; and 3) Brand Licensing. Additionally, our incubation activities may from time to time lead to concepts that we could consider licensing or bringing to the market as products or services ourselves.

In Patent Licensing, the main opportunities we are pursuing are: 1) renewal of existing license agreements, and negotiating new license agreements with mobile device manufacturers; and 2) expanding the scope of licensing activities to other industries, in particular those that implement mobile communication technologies. We no longer need patent licenses for our former Devices & Services business, enabling possibilities to improve the balance of inbound and outbound patent licensing.

Global service delivery

Nokia Networks successfully delivers Vodafone Australia multi-technology, multi-vendor Managed Services from its Global Delivery Center in India.

“We believe there may be opportunities for location-based services support the internet of things.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	44

Operating and financial review and prospects

In Technology Licensing the opportunities are more long term in our view, but we will look at opportunities to license technologies developed by Nokia Technologies and delivered to partners in consumer electronics as solutions or technology packages that can be integrated into their products and services to help enable the Programmable World.

In Brand Licensing, we will continue to look at further opportunities to bring the Nokia brand into consumer devices, by licensing our brand and other intellectual property, as well as, for example, industrial design.

To grow each of the aforementioned business programs it is necessary to invest in commercial capabilities to support them.

General trends in IPR licensing

In general, there has been increased focus on IPR protection and licensing, and this trend is expected to continue. As such, new agreements are generally a product of lengthy negotiations and potential litigation or arbitration, and therefore the timing and outcome may be difficult to forecast. Due to the structure of the patent license agreements, the payments may be very infrequent, at times retrospective in part, and the lengths of license agreements can vary.

Additionally, there are clear regional differences in the ease of protecting and licensing patented innovations. We have seen some licensees actively avoiding license payments, and some licensors using aggressive methods to collect them, both behaviors attracting regulatory attention. We expect the discussion on the regulation of licensing to continue on both a global and regional level. Some of those regulatory developments may be adverse to the interests of technology developers and patent owners, including Nokia.

Research, development and patent portfolio development

As the creation of new technology assets and patented innovations is heavily focused on R&D activities with long lead-time to incremental revenues, we may from time to time see investment opportunities that have strategic importance. This generally affects the operating expenses before sales reflect a return on those investments.

Targets and priorities

Nokia expects Nokia Technologies’ net sales to grow on a year-on-year basis for the full year 2015, excluding potential amounts related to the expected resolution of the arbitration with Samsung. Also, Nokia expects Nokia Technologies’ operating expenses, excluding special items and purchase price accounting related items, to increase meaningfully on a year-on-year basis for the full year 2015. More specifically, Nokia expects Nokia Technologies’ quarterly operating expenses, excluding special items and purchase price accounting related items, in 2015 to be approximately in-line with the fourth quarter 2014 level. This is related to higher investments in licensing activities, licensable technologies, and business enablers including go-to-market capabilities, which target new and significant long-term growth opportunities.

Trends affecting our businesses

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, Japanese yen and the Chinese yuan. The magnitude of foreign exchange exposures changes over time as a function of our net sales and costs in different markets, as well as the prevalent currencies used for transactions in those markets. Refer also to “General Facts on Nokia—Selected financial data—Exchange rate data” below.

To mitigate the impact of changes in exchange rates on our results, we hedge material net foreign exchange exposures (net sales less costs in a currency). We hedge forecasted net cash flows typically with up to 12-month hedging horizon. For the majority of these hedges, hedge accounting is applied to reduce income statement volatility.

In 2014, approximately 30% of Continuing operations net sales and approximately 35% of Nokia’s continuing operations costs were denominated in euro. In 2014, approximately 30% of Nokia’s continuing operations net sales were denominated in US dollar and approximately 10% each were denominated in Japanese yen, and in Chinese yuan.

During 2014, the US dollar appreciated against the euro and this had a positive impact on our net sales expressed in euros. However, the stronger US dollar also contributed to higher cost of sales and operating expenses, as approximately 30% of our total cost base was in US dollars. In total, before hedging, the appreciation of the US dollar had a small positive effect on our operating profit in 2014.

During 2014, the Japanese yen depreciated against the euro and this had a negative impact on our net sales expressed in euros. However, the weaker Japanese yen also contributed to lower cost of sales and operating expenses, as approximately 5% of Nokia’s continuing operations total costs were denominated in Japanese yen. In total, before hedging, the depreciation of the Japanese yen had a small negative effect on our operating profit in 2014.

During 2014, the Chinese yuan appreciated against the euro and this had a positive impact on our net sales expressed in euros. However, the stronger Chinese yuan also contributed to higher cost of sales and operating expenses, as approximately 10% of Nokia’s continuing operations total costs were denominated in Chinese yuan. In total, before hedging, the appreciation of the Chinese yuan had a small negative effect on our operating profit in 2014.

Significant changes in exchange rates may also impact our competitive position and related price pressures through their impact on our competitors.

For a discussion on the instruments used by Nokia in connection with our hedging activities, refer to Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F. Refer also to “Operating and financial review and prospects—Risk Factors—Risks relating to Nokia”.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	45

Results of operations

The financial data included in this “Operating and financial review and prospects” section at and for the year ended December 31, 2013 and 2014 and for each of the years in the three-year period ended December 31, 2014 has been derived from our audited consolidated financial statements included in this annual report on Form 20-F. The financial data at December

31, 2013 and 2014 and for each of the years in the three-year period ended December 31, 2014 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

Continuing operations

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	12 732	100.0	12 709	100.0	0
Cost of sales	(7 094)	(55.7)	(7 364)	(57.9)	(4)
Gross profit	5 638	44.3	5 345	42.1	6
Research and development expenses	(2 493)	(19.6)	(2 619)	(20.6)	(5)
Selling, general and administrative expenses	(1 634)	(12.8)	(1 671)	(13.1)	(2)
Impairment of goodwill	(1 209)	(9.5)	–	–
Other income and expenses	(132)	(1.0)	(536)	(4.2)	(75)
Operating profit/(loss)	170	1.3	519	4.1	(67)

Net sales

Continuing operations’ net sales in 2014 were EUR 12 732 million, an increase of EUR 23 million compared to EUR 12 709 million in 2013. The increase in Continuing operations’ net sales was primarily attributable to higher net sales in HERE and Nokia Technologies. The increase was partially offset by a slight decrease in net sales in Nokia Networks.

The increase in net sales in HERE was primarily attributable to higher sales to vehicle customers and Microsoft becoming a more significant licensee of HERE’s services. The increase in net sales in Nokia Technologies was primarily attributable to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the D&S Business. The slight decrease in net sales in Nokia Networks was primarily attributable to a decrease in net sales in Global Services, as well as the absence of sales from businesses that were divested and certain customer contracts and countries that were exited in 2013. The decrease in net sales in Global Services was partially offset by an increase in net sales in Mobile Broadband.

The following table sets forth the distribution by geographical area of net sales for the years indicated.

For the year ended December 31	2014 EURm	2013 EURm	Year-on-year change %
Europe(1)	3 886	3 940	(1)
Middle East & Africa	1 100	1 169	(6)
Greater China	1 410	1 201	17
Asia-Pacific	3 364	3 428	(2)
North America	1 919	1 656	16
Latin America	1 053	1 315	(20)
Total	12 732	12 709	0

(1)	All Nokia Technologies net sales are allocated to Finland.

Refer to “Results of segments—Nokia Networks” for the main changes in the regional net sales.

Gross margin

Gross margin for Continuing operations in 2014 was 44.3% compared to 42.1% in 2013. The increase in Continuing operations gross margin was primarily attributable to the increase in gross margin in Nokia Networks. The increase was partially offset by a decrease in gross margin in HERE.

The increase in gross margin in Nokia Networks was primarily attributable to a higher proportion of Mobile Broadband in the overall sales mix and an increase in gross margin in Global Services was partially offset by a slight decrease in gross margin in Mobile Broadband. The decrease in gross margin in HERE was primarily due to certain ongoing expenses that had been previously borne by our former Devices & Services business.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	46

Operating and financial review

Operating expenses

Our R&D expenses for Continuing operations in 2014 were EUR 2 493 million, a decrease of EUR 126 million, or 5%, compared to EUR 2 619 million in 2013. R&D expenses represented 19.6% of our net sales in 2014 compared to 20.6% in 2013. The decrease in R&D expenses was primarily attributable to the decrease in R&D expenses in HERE and Nokia Networks, partially offset by higher R&D expenses in Nokia Technologies.

The decrease in R&D expenses in HERE was primarily attributable to significant purchase price accounting related items of EUR 168 million in 2013 arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013. The decrease in R&D expenses in Nokia Networks was primarily attributable to lower subcontracting costs, partially offset by higher investments in targeted growth areas, most notably LTE, small cells and Telco Cloud. The increase in R&D expenses in Nokia Technologies was primarily attributable to investments in business activities, such as the Technology and Brand licensing opportunities, which target new and significant long-term growth opportunities.

R&D expenses included purchase price accounting related items of EUR 36 million in 2014 compared to EUR 188 million in 2013. In 2014, R&D expenses included EUR 23 million of transaction related personnel costs related to the Sale of the D&S Business compared to EUR 15 million in 2013.

Our selling, general and administrative expenses for Continuing operations in 2014 were EUR 1 634 million, a decrease of EUR 37 million, or 2%, compared to EUR 1 671 million in 2013. Selling, general and administrative expenses represented 12.8% of our net sales in 2014 compared to 13.1% in 2013. The decrease in selling, general and administrative expenses was primarily attributable to the decrease in selling, general and administrative expenses in Nokia Networks. The decrease was partially offset by an increase in selling, general and administrative expenses in Group Common Functions and Nokia Technologies.

The decrease in selling, general and administrative expenses in Nokia Networks was primarily attributable to structural cost savings from Nokia Networks’ global restructuring program. The increase in selling, general and administrative expenses in Group Common Functions was primarily attributable to transaction related costs resulting from the Sale of the D&S Business. The increase in selling, general and administrative expenses in Nokia Technologies was primarily attributable to increased activities related to anticipated and ongoing patent licensing cases.

Selling, general and administrative expenses included purchase price accounting items of EUR 40 million in 2014 compared to EUR 93 million in 2013. In 2014, selling, general and administrative expenses included EUR 31 million of transaction related costs related to the Sale of the D&S Business.

A goodwill impairment charge of EUR 1 209 million was recorded in the third quarter 2014. Refer to Note 10, Impairment, of our consolidated financial statements included in this annual report on Form 20-F.

Other income and expenses for Continuing operations in 2014 was a net expense of EUR 132 million, a decrease of EUR 404 million, or 75%, compared to a net expense of EUR 536 million in 2013. The decrease in other income and expenses was primarily attributable to lower restructuring and associated charges at Nokia Networks, partially offset by lower other income in Group Common Functions. In 2014, other income and expenses included restructuring and associated charges of EUR 57 million at Nokia Networks, charges related to the HERE cost reduction program of EUR 36 million and anticipated contractual remediation costs of EUR 31 million at Nokia Networks. In 2013, other income and expenses included restructuring and associated charges of EUR 602 million, and transaction related costs of EUR 18 million related to the Sale of the D&S Business.

Operating profit/loss

Our operating profit for Continuing operations in 2014 was EUR 170 million, a decrease of EUR 349 million, or 67%, compared to an operating profit of EUR 519 million in 2013. The decrease in operating profit was primarily attributable to the goodwill impairment charge relating to HERE and the higher expenses in Group Common Functions. The decrease was partially offset by an increase in operating profit in Nokia Networks and Nokia Technologies. Our operating profit in 2014 included a EUR 1 209 million goodwill impairment charge relating to HERE. In addition, it included purchase price accounting items, restructuring charges and other special items of EUR 253 million compared to EUR 917 million in 2013. Our operating margin in 2014 was 1.3% compared to 4.1% in 2013.

Net financial income and expenses

Financial income and expenses for Continuing operations was a net expense of EUR 395 million in 2014 compared to a net expense of EUR 280 million in 2013, an increase of EUR 115 million, or 41%. The higher net financial expense in 2014 was primarily attributable to EUR 123 million of one-time expense related to the redemption of materially all of Nokia Networks’ borrowings, and a non-cash charge of EUR 57 million related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft in the second quarter 2014. These charges were partially offset by reduced interest expenses during the second half of the year and lower net losses related to foreign exchange.

Refer to “—Liquidity and capital resources” below.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	47

Results of operations continued

Profit/loss before taxes

Continuing operations loss before tax in 2014 was a loss of EUR 237 million, a decrease of EUR 480 million compared to a profit before tax of EUR 243 million in 2013.

Income tax

Income taxes for Continuing operations amounted to a net benefit of EUR 1 408 million in 2014, a change of EUR 1 610 million compared to a net expense of EUR 202 million in 2013. The net income tax benefit was primarily attributable to the recognition of EUR 2 126 million of deferred tax assets from the reassessment of recoverability of tax assets in Finland and Germany in 2014. This resulted in a EUR 2 034 million non-cash tax benefit in the third quarter 2014. Based on recent profitability and forecasts at that time, we were able to re-establish a pattern of sufficient profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. A significant portion of our Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities. The EUR 2 034 million non-cash tax benefit was partially offset by the recognition of a net expense of EUR 341 million in valuation allowances related to HERE’s Dutch deferred tax assets in 2014. Refer to Note 13, Income Tax and Note 14, Deferred taxes, of our consolidated financial statements included in this annual report on Form 20-F.

Our current tax for Continuing operations was an income tax expense of EUR 374 million for the year ended December 31, 2014, compared to EUR 354 million for the year ended December 31, 2013. Refer to Note 13, Income taxes, of our consolidated financial statements included in this annual report on Form 20-F.

Non-controlling interests

Profit for Continuing operations attributable to non-controlling interests in 2014 was EUR 8 million, an increase of EUR 153 million compared to a loss attributable to non-controlling interests of EUR 145 million for 2013. The change was primarily attributable to our acquisition of Siemens’ stake in Nokia Networks (formerly Nokia Siemens Networks) in August 2013, which significantly reduced the non-controlling interests in that business.

Profit/loss attributable to equity holders of the parent and earnings per share

Nokia Group’s total profit attributable to equity holders of the parent in 2014 was EUR 3 462 million, an increase of EUR 4 077 million, compared to a loss of EUR 615 million in 2013. This included a gain of EUR 3 175 million from the Sale of the D&S Business. Continuing operations generated a profit attributable to equity holders of the parent in 2014, amounting to EUR 1 163 million compared to a profit of EUR 186 million in 2013. Nokia Group’s total basic earnings per share in 2014 increased to EUR 0.94 (basic) and EUR 0.85 (diluted) compared to EUR (0.17) (basic) and EUR (0.17) (diluted) in 2013. From Continuing operations, earnings per share in 2014 increased to EUR 0.31 (basic) and EUR 0.30 (diluted) compared to EUR 0.05 (basic) and EUR 0.05 (diluted) in 2013.

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth selective line items and the percentage of net sales that they represent for years indicated.

For the year ended December 31	2013 EURm	% of net sales	2012 EURm	% of net sales	Year-on-year change %
Net sales	12 709	100.0	15 400	100.0	(17)
Cost of sales	(7 364)	(57.9)	(9 841)	(63.9)	(25)
Gross profit	5 345	42.1	5 559	36.1	(4)
Research and development expenses	(2 619)	(20.6)	(3 081)	(20.0)	(15)
Selling and marketing expenses	(974)	(7.7)	(1 372)	(8.9)	(29)
Administrative and general expenses	(697)	(5.5)	(690)	(4.5)	(1)
Other income and expenses	(536)	(4.2)	(1 237)	(8.0)	(57)
Operating profit/(loss)	519	4.1	(821)	(5.3)	163

NOKIA ANNUAL REPORT ON FORM 20-F 2014	48

Operating and financial review

Net sales

Continuing operations’ net sales declined by 17% to EUR 12 709 million in 2013 compared with EUR 15 400 million in 2012. The decline in Continuing operations net sales in 2013 was primarily due to lower Nokia Networks and HERE net sales. The decline in Nokia Networks’ net sales was partially due to divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, Nokia Networks’ net sales in 2013 declined by approximately 13% primarily due to reduced wireless infrastructure deployment activity, which affected both Global Services and Mobile Broadband. The decline in HERE net sales was primarily due to a decline in internal* HERE net sales due to lower recognition of deferred revenue related to our smartphone sales, partially offset by an increase in external HERE net sales due to higher sales to vehicle customers. Additionally, Nokia Networks’ and HERE net sales were adversely affected by foreign currency fluctuations.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2013 and 2012.

For the year ended December 31	2013 EURm	2012 EURm	Year-on-year change %
Europe(1)	3 940	4 892	(19)
Middle East & Africa	1 169	1 362	(14)
Greater China	1 201	1 341	(10)
Asia-Pacific	3 428	4 429	(23)
North America	1 656	1 628	2
Latin America	1 315	1 748	(25)
Total	12 709	15 400	(17)

(1)	All Nokia Technologies net sales are allocated to Finland.

*	HERE internal sales refers to sales that HERE had to our Discontinued operations (formerly Devices & Services business) that used certain HERE services in its mobile devices. After the closing of the Sale of the D&S Business, HERE no longer generates such internal sales, however, it will continue to recognize deferred revenue related to this business for up to 24 months after the closing of the Sale of the D&S Business. As part of the Sale of the D&S Business, Microsoft will become a strategic licensee of the HERE platform, and will separately pay HERE for a four-year license that will be recognized ratably as external net sales.

Gross margin

Gross margin for Continuing operations in 2013 was 42.1%, compared to 36.1% in 2012. The increase in 2013 was primarily due to a higher Nokia Networks’ gross margin. Nokia Networks’ gross margin increased primarily due to improved efficiency in Global Services, an improved product mix with a greater share of higher margin products, and the divestment of less profitable businesses.

Operating expenses

Our R&D expenses were EUR 2 619 million in 2013, compared to EUR 3 081 million in 2012. R&D expenses represented 20.6% of our net sales in 2013, compared to 20.0% in 2012. R&D expenses included purchase price accounting items of EUR 188 million in 2013, compared to EUR 375 million in 2012. The decrease was primarily due to lower amortization of acquired intangible assets within HERE. In addition, it included EUR 15 million of transaction related costs, related to the Sale of the D&S Business.

In 2013, our selling and marketing expenses were EUR 974 million, compared to EUR 1 372 million in 2012. Selling and marketing expenses represented 7.7% of our net sales in 2013 compared to 8.9% in 2012. The decrease in selling and marketing expenses was due to lower purchase price accounting items and generally lower expenses in Nokia Networks and HERE. Selling and marketing expenses included purchase price accounting items of EUR 93 million in 2013 compared to EUR 313 million in 2012. The decrease was primarily due to items arising from the formation of Nokia Networks becoming fully amortized at the end of the first quarter of 2013.

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

Other income and expenses was a net expense of EUR 536 million in 2013, compared to a net expense of EUR 1 237 million in 2012. In 2013, other income and expenses included restructuring charges of EUR 602 million, as well as transaction related costs of EUR 18 million related to the Sale of the D&S Business. In 2012, other income and expenses included restructuring charges of EUR 1 265 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola as well as amortization of acquired intangible assets of EUR 23 million and a net gain on sale of real estate of EUR 79 million.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	49

Results of operations continued

Operating profit/loss

Our 2013 operating profit was EUR 519 million, compared with an operating loss of EUR 821 million in 2012. The increased operating profit resulted primarily from lower restructuring charges and purchase price accounting items in general and an increase in the operating performance of our Nokia Networks and HERE businesses. Our operating profit in 2013 included purchase price accounting items, restructuring charges and other special items of net negative EUR 917 million compared to net negative EUR 1 963 million in 2012. Our 2013 operating margin was positive 4.1% compared to negative 5.3% in 2012. The improvement was primarily due to an increase in our gross margin and lower expenses in other income and expenses.

Net financial income and expenses

Financial income and expenses, net, was an expense of EUR 280 million in 2013 compared to an expense of EUR 357 million in 2012. The lower net expense in 2013 was primarily driven by lower foreign exchange losses.

Refer—“Liquidity and capital resources” below.

Profit/loss before taxes

Continuing operations’ profit before tax was EUR 243 million in 2013, compared to a loss of EUR 1 179 million in 2012. Taxes amounted to EUR 202 million in 2013 and EUR 304 million in 2012.

Non-controlling interests

Loss attributable to non-controlling interests from Continuing operations totaled EUR 145 million in 2013, compared with a loss attributable to non-controlling interests of EUR 712 million in 2012. This change was primarily due to an improvement in Nokia Networks results and our acquisition of Siemens’ stake in Nokia Networks.

Profit/loss attributable to equity holders of the parent and earnings per share

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

NOKIA ANNUAL REPORT ON FORM 20-F 2014	50

Operating and financial review

Discontinued operations

For the year ended December 31, 2014 compared to the year ended December 31, 2013

As the Sale of the D&S Business closed on April 25, 2014, the financial results of the Discontinued operations in 2014 are not comparable to the financial results of the Discontinued operations in 2013.

The following table sets forth selective line items and the percentage of net sales that they represent for years indicated.

For the year ended December 31	2014(1) EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	2 458	100.0	10 735	100.0	(77)
Cost of sales	(2 086)	(84.9)	(8 526)	(79.4)	(76)
Gross profit	372	15.1	2 209	20.6	(83)
Research and development expenses	(354)	(14.4)	(1 130)	(10.5)	(69)
Selling, general and administrative expenses	(447)	(18.2)	(1 560)	(14.5)	(71)
Gain from the sale of Devices & Services business	3 175	129.2	–	–
Other income and expenses	(107)	(4.4)	(109)	(1.0)	(2)
Operating profit/(loss)	2 639	107.4	(590)	(5.5)	547

(1)	Represents the results of the Devices & Services business through to April 25, 2014, the gain on the Sale of the D&S Business and subsequent wind-down activities. Refer to Note 3, Disposals treated as discontinued operations, of our consolidated financial statements included in this annual report on Form 20-F.

Net sales

Discontinued operations net sales for the period ended April 25, 2014 were EUR 2 458 million, a decrease of EUR 8 277 million, or 77%, compared to EUR 10 735 million in 2013.

Gross margin

Discontinued operations gross margin decreased to 15.1% for the period ended April 25, 2014 compared to a gross margin of 20.6% in 2013. The decrease in gross margin was primarily attributable to a decrease in gross margin in both Smart Devices and Mobile Phones.

Operating expenses

Discontinued operations operating expenses were EUR 908 million for the period ended April 25, 2014, a decrease of EUR 1 891 million, or 68%, compared to EUR 2 799 million in 2013.

Operating profit/loss

Discontinued operations operating profit for the period ended April 25, 2014 was EUR 2 639 million, an increase of EUR 3 229 million, compared to an operating loss of EUR 590 million in 2013. The increase in discontinued operations operating profit in 2014 was primarily attributable to the gain of EUR 3 175 million from the Sale of the D&S Business.

Profit/(loss) for the period

Discontinued operations profit for the period ended April 25, 2014 was EUR 2 305 million, an increase of EUR 3 085 million compared to a loss of EUR 780 million in 2013.

The increase in Discontinued operations profit for the period ended April 25, 2014 was primarily attributable to the gain of EUR 3 175 million from the Sale of the D&S Business. The increase was partially offset by a tax expense of EUR 127 million primarily due to non-resident capital gains taxes in certain jurisdictions, as well as tax impacts of legal entity restructuring carried out in connection with the Sale of the D&S Business. Refer to Note 3, Disposals treated as discontinued operations, of our consolidated financial statements included in this annual report on Form 20-F.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	51

Results of operations continued

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth selective line items and the percentage of net sales that they represent for years indicated.

For the year ended December 31	2013 EURm	% of net sales	2012 EURm	% of net sales	Year-on-year change %
Net sales	10 735	100.0	15 152	100.0	(29)
Cost of sales	(8 526)	(79.4)	(12 320)	(81.3)	(31)
Gross profit	2 209	20.6	2 832	18.7	(22)
Research and development expenses	(1 130)	(10.5)	(1 658)	(10.9)	(32)
Selling and marketing expenses	(1 345)	(12.5)	(1 857)	(12.3)	(28)
Administrative and general expenses	(215)	(2.0)	(286)	(1.9)	(25)
Other income and expenses	(109)	(1.0)	(510)	(3.4)	(79)
Operating profit/(loss)	(590)	(5.5)	(1 479)	(9.8)	(60)

Net sales

Discontinued operations net sales decreased by 29% to EUR 10 735 million compared to EUR 15 152 million in 2012. The decline in discontinued operations net sales in 2013 was primarily due to lower Mobile Phones net sales and, to a lesser extent, lower Smart Devices net sales. The decline in Mobile Phones net sales was due to lower volumes and average selling prices, affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. The decline in Smart Devices net sales was primarily due to lower volumes, affected by competitive industry dynamics, including the strong momentum of competing smartphone platforms, as well as our portfolio transition from Symbian products to Lumia products.

The following table sets forth the distribution by geographical area of our net sales for the fiscal years 2013 and 2012.

For the year ended December 31	2013	2012	Year-on-year change %
	EURm	EURm
Europe	3 266	4 498	(27)
Middle East & Africa	1 689	2 712	(38)
Greater China	816	1 519	(46)
Asia-Pacific	2 691	3 655	(26)
North America	623	532	17
Latin America	1 650	2 236	(26)
Total	10 735	15 152	(29)

Gross margin

Discontinued operations gross margin improved to 20.6% in 2013 compared to 18.7% in 2012. The increase in gross margin in 2013 was primarily due to a higher Smart Devices gross margin, partially offset by slightly lower Mobile Phones gross margin. The increase in Smart Devices gross margin was primarily due to lower inventory related allowances, which adversely affected Smart Devices gross margin in 2012.

Operating expenses

Discontinued operations operating expenses were EUR 2 799 million in 2013, compared to EUR 4 311 million in 2012. The 35% decrease in 2013 was due to lower Mobile Phones and Smart Devices operating expenses, primarily due to structural cost savings, as well as overall cost controls.

Operating profit/loss

Discontinued operations operating margin improved to negative 5.5% in 2013 compared to negative 9.8% in 2012. The improvement was primarily due to structural cost savings, as well as overall cost controls, and a higher gross margin.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	52

Operating and financial review

Results of segments

Nokia Networks

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	11 198	100.0	11 282	100.0	(1)
Cost of Sales	(6 862)	(61.3)	(7 148)	(63.4)	(4)
Gross profit	4 336	38.7	4 134	36.6	5
Research and development expenses	(1 786)	(15.9)	(1 822)	(16.1)	(2)
Selling, general and administrative expenses	(1 236)	(11.0)	(1 310)	(11.6)	(6)
Other income and expenses	(104)	(0.9)	(582)	(5.2)	(82)
Operating profit	1 210	10.8	420	3.7	188

Segment information

For the year ended December 31	Mobile Broadband	Global Services	Nokia Networks Other	Nokia Networks Total
EURm
2014
Net sales	6 039	5 105	54	11 198
Costs and expenses	(5 346)	(4 442)	(96)	(9 884)
Other income and expenses	(10)	(10)	(84)	(104)
Operating profit/(loss)	683	653	(126)	1 210
% of net sales	11.3	12.8	(233.3)	10.8
2013
Net sales	5 347	5 753	182	11 282
Costs and expenses	(4 927)	(5 060)	(295)	(10 282)
Other income and expenses	–	–	(580)	(580)
Operating profit/(loss)	420	693	(693)	420
% of net sales	7.9	12.0	(380.8)	3.7

Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Nokia Networks’ Optical business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Networks business.

Refer to Note 2, Segment information, of our consolidated financial statements included in this annual report on Form 20-F.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	53

Results of segments continued

Net sales

Nokia Networks’ net sales in 2014 were EUR 11 198 million, a decrease of EUR 84 million, or 1%, compared to EUR 11 282 million in 2013. The decrease in Nokia Networks net sales was primarily attributable to a decrease in Global Services net sales, and the absence of sales from businesses that were divested and certain customer contracts and countries that were exited in 2013. The decrease was partly offset by an increase in Mobile Broadband net sales.

Mobile Broadband net sales increased to EUR 6 039 million in 2014, or 13% compared to EUR 5 347 million in 2013. The increase was primarily attributable to an increase in net sales in radio and core networking technologies. The increase in radio technologies net sales was primarily attributable to growth in LTE. The increase was partially offset by a decrease in net sales in mature radio technologies.

Global Services net sales decreased to EUR 5 105 million in 2014, or 11%, compared to EUR 5 753 million in 2013. The decrease was primarily attributable to decreases in net sales in network implementation, managed services including the exiting of certain customer contracts and countries, as well as a decrease in the care business line. The decrease was partially offset by an increase in net sales in the systems integration business line.

The following table sets forth the distribution by geographical area of our net sales for the years indicated.

For the year ended December 31	2014 EURm	2013 EURm	Year-on-year change %
Europe	2 929	3 041	(4)
Middle East & Africa	1 053	1 111	(5)
Greater China	1 380	1 185	16
Asia-Pacific	3 289	3 354	(2)
North America	1 538	1 334	15
Latin America	1 009	1 257	(20)
Total	11 198	11 282	(1)

Nokia Networks net sales in Latin America decreased 20% in 2014 compared to 2013 primarily due to the exiting of certain customer contracts and lower network deployments in Brazil, Chile and Mexico. In Europe, net sales decreased 4% primarily due to lower network deployments in Western Europe, partially offset by higher network deployments in Eastern Europe. In Asia-Pacific, net sales decreased 2% primarily due to lower network deployments in Japan, partially offset by higher network deployments in India and Korea. In the Middle East and Africa, net sales decreased 5% primarily due to lower network deployments. In Greater China, net sales increased 16% primarily due to higher LTE network deployments. In North America, net sales increased 15% primarily due to LTE network deployments at major customers.

Gross margin

Nokia Networks gross margin in 2014 was 38.7%, compared to 36.6% in 2013. The increase in Nokia Networks gross margin was primarily attributable to a higher proportion of Mobile Broadband in the overall sales mix and an increase in the gross margin of Global Services, partly offset by a slight decrease in the gross margin of Mobile Broadband.

The decrease in the gross margin of Mobile Broadband was primarily attributable to a lower gross margin in mature radio technologies. The decrease was partially offset by a higher gross margin in LTE and core networking technologies. In addition, Mobile Broadband gross margin in 2014 benefitted from lower costs incurred in anticipation of a technology shift to TD-LTE, which adversely affected the gross margin of Mobile Broadband in 2013.

The increase in the gross margin of Global Services was primarily attributable to a more favorable sales mix including a lower proportion of managed services and a higher proportion of systems integration in the sales mix, as well as margin improvement in systems integration. The increase was partially offset by lower gross margin in care, network implementation and network planning and optimization.

Operating expenses

Nokia Networks R&D expenses were EUR 1 786 million in 2014, a decrease of EUR 36 million, or 2%, compared to EUR 1 822 million in 2013. The decrease was primarily attributable to lower subcontracting costs. The decrease was partially offset by headcount increases mainly related to increased in-house activities. Nokia Networks continues to invest in targeted growth areas, most notably LTE, small cells and Telco Cloud, while reducing investments in mature technologies.

Nokia Networks selling, general and administrative expenses were EUR 1 236 million in 2014, a decrease of EUR 74 million, or 6%, compared to EUR 1 310 million in 2013. The decrease was primarily attributable to structural cost savings from Nokia Networks’ global restructuring program. The decrease was partially offset by headcount increases related to an increased focus on growth.

Nokia Networks other income and expenses decreased in 2014 to an expense of EUR 104 million from an expense of EUR 582 million in 2013. In 2014, other income and expenses included restructuring and associated charges of EUR 57 million and anticipated contractual remediation costs of EUR 31 million. In 2013, other income and expenses included restructuring and associated charges of EUR 570 million.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	54

Operating and financial review

Operating profit/loss

Nokia Networks operating profit was EUR 1 210 million in 2014, an increase of EUR 790 million compared to an operating profit of EUR 420 million in 2013. Nokia Networks operating margin in 2014 was 10.8% compared to 3.7% in 2013. The increase in operating profit was primarily attributable to an increase in operating profit in Mobile Broadband. The increase was partially offset by a decrease in operating profit in Global Services.

Mobile Broadband operating profit increased from EUR 420 million in 2013 to EUR 683 million in 2014. The increase in operating profit was attributable to higher gross profit.

Global Services operating profit decreased from EUR 693 million in 2013 to EUR 653 million in 2014. The decrease in operating profit was primarily attributable to lower gross profit. The decrease was partially offset by lower operating expenses.

Strategy and restructuring program

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and related services, and also launched an extensive global restructuring program, targeting a reduction of its annualized operating expenses and production overhead, excluding special items and purchase price accounting related items, by EUR 1 billion by the end of 2013, compared to the end of 2011. In January 2013, this target was raised to EUR 1.5 billion, and in July 2013 this target was further raised to “more than EUR 1.5 billion”. While these savings were expected to come largely from organizational streamlining, the program also targeted areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality. In 2013, Nokia Networks achieved its target to reduce operating expenses and production overhead, excluding special items and purchase price accounting items, by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011.

In 2014, Nokia Networks recognized restructuring and associated charges of EUR 57 million related to this restructuring program, resulting in cumulative charges of approximately EUR 1 900 million. By the end of 2014, Nokia Networks had cumulative restructuring related cash outflows of approximately EUR 1 550 million relating to this restructuring program. Nokia Networks expects the remaining restructuring related cash outflows relating to this restructuring program to be approximately EUR 200 million, the majority of which will be paid over the next two years.

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth selective line items and the percentage of net sales that they represent for years indicated.

For the year ended December 31	2013 EURm	% of net sales	2012 EURm	% of net sales	Year-on-year change %
Net sales	11 282	100.0	13 779	100.0	(18)
Cost of sales	(7 148)	(63.4)	(9 610)	(69.7)	(26)
Gross profit	4 134	36.6	4 169	30.3	(1)
Research and development expenses	(1 822)	(16.1)	(2 046)	(14.8)	(11)
Selling and marketing expenses	(821)	(7.3)	(1 158)	(8.4)	(29)
Administrative and general expenses	(489)	(4.3)	(470)	(3.4)	4
Other income and expenses	(582)	(5.2)	(1 290)	(9.4)	(55)
Operating profit/(loss)	420	3.7	(795)	(5.8)	153

NOKIA ANNUAL REPORT ON FORM 20-F 2014	55

Results of segments continued

Segment information

For the year ended December 31 EURm	Mobile Broadband	Global Services	Nokia Networks Other	Nokia Networks Total
2013
Net sales	5 347	5 753	182	11 282
Contribution	420	693	(693)	–
% of net sales	7.9	12.0	(381.9)
Operating profit				420
% of net sales				3.7
2012
Net Sales	6 043	6 929	807	13 779
Contribution	490	334	(1 619)	–
% of net sales	8.1	4.8	(200.6)
Operating loss				(795)
% of net sales				(5.8)

Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Nokia Networks’ Optical business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Networks business.

Net sales

Nokia Networks net sales decreased 18% to EUR 11 282 million in 2013, compared to EUR 13 779 million in 2012. The year-on-year decline in Nokia Networks net sales was primarily due to reduced wireless infrastructure deployment activity affecting both Mobile Broadband and Global Services, as well as the divestments of businesses not consistent with its strategic focus, foreign currency fluctuations and the exiting of certain customer contracts and countries.

Mobile Broadband net sales declined 12% to EUR 5 347 million in 2013, compared to EUR 6 043 million in 2012, as declines in WCDMA, CDMA and GSM were partially offset by growth in both FD-LTE and TD-LTE, reflecting the industry shift to 4G technology. Core network sales declined as a result of the customer focus on radio technologies.

Global Services net sales declined 17% to EUR 5 753 million in 2013, compared to EUR 6 929 million in 2012 primarily due to the exiting of certain customer contracts and countries as part of Nokia Networks strategy to focus on more profitable business as well as a decline in network roll-outs in Japan and Europe.

The following table sets forth the distribution by geographical area of net sales for the years indicated.

For the year ended December 31	2013 EURm	2012 EURm	Year-on-year change %
Europe	3 041	3 896	(22)
Middle East & Africa	1 111	1 287	(14)
Greater China	1 185	1 278	(7)
Asia-Pacific	3 354	4 347	(23)
North America	1 334	1 294	3
Latin America	1 257	1 677	(25)
Total	11 282	13 779	(18)

Gross margin

Nokia Networks gross margin was 36.6% in 2013, compared to 30.3% in 2012, driven by improved efficiency in Global Services, an improved product mix with a greater share of higher margin products, and the divestment of less profitable businesses.

In Mobile Broadband, gross margin improved in 2013 driven by an increased software share in the product mix, offset by costs incurred in anticipation of a technology shift to TD-LTE.

In Global Services, gross margin improved significantly in 2013 due to the increase in efficiencies as part of our restructuring program and the exit of certain customer contracts and countries as part of Nokia Networks strategy to focus on more profitable business.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	56

Operating and financial review

Operating expenses

Nokia Networks R&D expenses decreased 11% year-on-year in 2013 to EUR 1 822 million from EUR 2 046 million in 2012, primarily due to business divestments and reduced investment in business activities not in line with Nokia Networks focused strategy as well as increased R&D efficiency, partially offset by higher investments in business activities that are in line with Nokia Networks focused strategy, most notably LTE.

Nokia Networks sales and marketing expenses decreased 29% year-on-year in 2013 to EUR 821 million from EUR 1 158 million in 2012, primarily due to structural cost savings from Nokia Networks restructuring program and a decrease in purchase price accounting related items arising from the formation of Nokia Networks, which were fully amortized at the end of the first quarter of 2013.

Nokia Networks administrative and general expenses increased 4% year-on-year in 2013 to EUR 489 million from EUR 470 million in 2012, primarily due to consultancy fees related to finance and information technology related projects, partially offset by structural cost savings.

Nokia Networks other income and expenses decreased in 2013 to an expense of EUR 582 million from an expense of EUR 1 290 million in 2012. In 2013, other income and expenses included restructuring charges of EUR 570 million, including EUR 52 million related to country and contract exits and EUR 157 million related to divestments of businesses, and in 2012 included restructuring charges and associated charges of EUR 1 226 million, including EUR 42 million related to country and contract exits, divestment of businesses EUR 50 million, impairment of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola, as well as amortization of acquired intangible assets of EUR 23 million.

Operating profit/loss

Nokia Networks operating profit in 2013 was EUR 420 million, compared with an operating loss of EUR 795 million in 2012. Nokia Networks operating margin in 2013 was 3.7%, compared with a negative 5.8% in 2012. The increase in operating profit was primarily a result of an increase in the contribution of Global Services and a reduction in costs associated with Nokia Networks transformation, consisting mainly of restructuring charges. Further, the purchase price accounting related items arising from the formation of Nokia Networks were fully amortized at the end of the first quarter of 2013.

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

Strategy and restructuring program

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and related services, and also launched an extensive global restructuring program, targeting a reduction of its annualized operating expenses and production overhead, excluding special items and purchase price accounting related items, by EUR 1 billion by the end of 2013, compared to the end of 2011. In January 2013, this target was raised to EUR 1.5 billion, and in July 2013 this target was further raised to “more than EUR 1.5 billion”. While these savings were expected to come largely from organizational streamlining, the program also targeted areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality. In 2013, Nokia Networks achieved its target to reduce operating expenses and production overhead, excluding special items and purchase price accounting items, by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011.

During 2013, Nokia Networks recognized restructuring charges and other associated items of EUR 550 million related to this restructuring program, resulting in cumulative charges of approximately EUR 1 850 million. By the end of 2013, Nokia Networks had cumulative restructuring related cash outflows of approximately EUR 1 250 million relating to this restructuring program. Nokia Networks expects restructuring related cash outflows to be approximately EUR 450 million for the full year 2014 relating to this restructuring program.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	57

Results of segments continued

HERE

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	970	100.0	914	100.0	6
Cost of sales	(239)	(24.6)	(208)	(22.8)	15
Gross profit	731	75.4	706	77.2	4
Research and development expenses	(545)	(56.2)	(648)	(70.9)	(16)
Selling, general and administrative expenses	(181)	(18.7)	(188)	(20.6)	(4)
Impairment of goodwill	(1 209)	(124.6)	–	–	–
Other income and expenses	(37)	(3.8)	(24)	(2.6)	54
Operating loss	(1 241)	(127.9)	(154)	(16.8)	706

Net sales

HERE net sales in 2014 increased EUR 56 million, or 6%, to EUR 970 million compared to EUR 914 million in 2013. The increase in HERE net sales was primarily attributable to higher net sales to vehicle customers and Microsoft becoming a more significant licensee of HERE’s services. The increase was partially offset by lower recognition of revenue to smartphone net sales by our former Devices & Services business and lower net sales to personal navigation device customers, which was consistent with declines in the personal navigation device market.

In 2014, HERE had sales of new vehicle licenses of 13.1 million units, compared to 10.7 million units in 2013, primarily attributable to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

The following table sets forth the distribution by geographical area of net sales for the years indicated.

For the year ended December 31	2014 EURm	2013 EURm	Year-on-year change %
Europe	394	384	3
Middle East & Africa	47	57	(18)
Greater China	29	17	71
Asia-Pacific	75	75	0
North America	382	322	19
Latin America	43	59	(27)
Total	970	914	6

NOKIA ANNUAL REPORT ON FORM 20-F 2014	58

Operating and financial review

Gross margin

HERE gross margin in 2014 was 75.4% compared to 77.2% in 2013. The decrease in HERE gross margin was primarily attributable to certain ongoing expenses that are now recorded as HERE cost of sales, which were previously recorded as cost of sales by our former Devices & Services business.

Operating expenses

HERE R&D expenses in 2014 were EUR 545 million, a decrease of EUR 103 million, or 16%, compared to EUR 648 million in 2013. The decrease was primarily attributable to significant purchase price accounting related items of EUR 168 million in 2013 arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013. The decrease was partially offset by higher investments in targeted growth areas.

HERE selling, general and administrative expenses were EUR 181 million in 2014, a decrease of EUR 7 million, or 4%, compared to EUR 188 million in 2013. The decrease was primarily attributable to purchase price accounting related items in 2013 arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013.

A goodwill impairment charge of EUR 1 209 million was recorded in the third quarter 2014. The impairment charge was the result of an evaluation of the projected financial performance and net cash flows resulting in reduced net sales projections. The evaluation incorporated the slower than expected increase in net sales directly to consumers, and our plans to curtail our investment in certain higher-risk and longer-term growth opportunities. It also reflected the current assessment of risks related to the growth opportunities that we plan to continue pursuing. Refer to Note 10, Impairment, of our consolidated financial statements included in this annual report on Form 20-F.

HERE other income and expenses increased in 2014 to a net expense of EUR 37 million from a net expense of EUR 24 million in 2013. The increase was primarily attributable to higher charges related to the cost reduction program.

Operating profit/loss

HERE operating loss was EUR 1 241 million in 2014, an increase of EUR 1 087 million compared to an operating loss of EUR 154 million in 2013. HERE operating margin in 2014 was negative 127.9% compared to negative 16.8% in 2013. The increase in operating loss was primarily attributable to EUR 1 209 million goodwill impairment charge recorded in the third quarter 2014. Refer to Note 10, Impairment, of our consolidated financial statements included in this annual report on Form 20-F. The charge was partially offset by the absence of significant purchase price accounting related items arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013.

Global cost reduction program

In 2014, Nokia announced the sharpening of the HERE strategy and an adjustment to the related long-range plan. As part of its decision to curtail investments in certain higher risk longer term growth opportunities, HERE initiated a cost reduction program during the fourth quarter 2014. Related to this program, HERE recorded charges of approximately EUR 36 million and had related cash outflows of approximately EUR 12 million in 2014. In total, we estimate the cumulative charges will amount to approximately EUR 36 million and related cash outflows will amount to approximately EUR 24 million. Changes in estimates regarding the timing or amount of costs to be incurred and associated cash flows may become necessary as the program is being completed.

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth selective line items and the percentage of net sales that they represent for years indicated.

For the year ended December 31	2013 EURm	% of net sales	2012 EURm	% of net sales	Year-on-year change %
Net sales	914	100.0	1 103	100.0	(17)
Cost of sales	(208)	(22.8)	(228)	(20.7)	(9)
Gross profit	706	77.2	875	79.3	(19)
Research and development expenses	(648)	(70.9)	(883)	(80.0)	(27)
Selling and marketing expenses	(119)	(13.0)	(186)	(16.9)	(36)
Administrative and general expenses	(69)	(7.5)	(77)	(7.0)	(10)
Other income and expenses	(24)	(2.6)	(30)	(2.7)	(20)
Operating loss	(154)	(16.8)	(301)	(27.3)	(49)

NOKIA ANNUAL REPORT ON FORM 20-F 2014	59

Results of segments continued

Net sales

HERE net sales decreased 17% to EUR 914 million in 2013, compared to EUR 1 103 million in 2012. HERE internal net sales decreased 59% to EUR 154 million in 2013, compared to EUR 374 million in 2012. HERE external net sales increased 4% to EUR 760 million in 2013, compared to EUR 729 million in 2012. The year-on-year decline in HERE internal net sales was due to lower recognition of deferred revenue related to our smartphone sales. The year-on-year increase in HERE external net sales in 2013 was primarily due to higher sales to vehicle customers, partially offset by lower sales to personal navigation devices customers. Additionally, HERE net sales were adversely affected by foreign currency fluctuations.

The following table sets forth HERE net sales and year-on-year growth rate by geographic area for the fiscal years 2013 and 2012.

For the year ended December 31	2013 EURm	2012 EURm	Year-on-year change %
Europe	384	477	(19)
Middle East & Africa	57	74	(23)
Greater China	17	63	(73)
Asia-Pacific	75	82	(9)
North America	322	335	(4)
Latin America	59	72	(18)
Total	914	1 103	(17)

Gross margin

On a year-on-year basis, the decrease in HERE gross margin, 77.2% in 2013 compared to 79.3% in 2012, was primarily due to proportionally higher sales of update units to vehicle customers, which generally carry a lower gross margin, partially offset by lower costs related to service delivery.

Operating expenses

HERE R&D expenses decreased 27% to EUR 648 million in 2013 compared to EUR 883 million in 2012, primarily due to a decrease in purchase price accounting related items, EUR 168 million in 2013 compared to EUR 355 million in 2012, and cost reduction actions.

HERE sales and marketing expenses decreased 36% to EUR 119 million in 2013 compared to EUR 186 million in 2012, primarily driven by a decrease in purchase price accounting items, EUR 11 million in 2013 compared to EUR 68 million in 2012, cost reduction actions and lower marketing spending.

HERE administrative and general expenses decreased 10% to EUR 69 million in 2013 compared to EUR 77 million in 2012, primarily due to cost reduction actions.

In 2013, HERE other income and expense had a slightly positive year-on-year impact on profitability, decreasing from EUR 30 million in 2012 to EUR 24 million in 2013. In 2013, we recognized restructuring charges of EUR 22 million in HERE, compared to EUR 31 million in 2012.

Operating profit/loss

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

NOKIA ANNUAL REPORT ON FORM 20-F 2014	60

Operating and financial review

Nokia Technologies

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	578	100.0	529	100.0	9
Cost of sales	(8)	(1.4)	(14)	(2.6)	(43)
Gross profit	570	98.6	515	97.4	11
Research and development expenses	(161)	(27.9)	(147)	(27.8)	10
Selling, general and administrative expenses	(65)	(11.2)	(56)	(10.6)	16
Other income and expenses	(1)	(0.2)	(2)	(0.4)	(50)
Operating profit	343	59.3	310	58.6	11

Net sales

Nokia Technologies net sales in 2014 were EUR 578 million, an increase of EUR 49 million, or 9%, compared to EUR 529 million in 2013. The increase in Nokia Technologies net sales was primarily attributable to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the D&S Business. The increase was partially offset by decreases in licensing income from certain other licensees that experienced lower levels of business activity, as well as the lower levels of non-recurring IPR income compared to 2013.

Gross margin

Nokia Technologies gross margin in 2014 was 98.6%, compared to 97.4% in 2013. The increase in Nokia Technologies gross margin was primarily attributable to the absence of a one-time cost related to a patent divestment transaction which negatively affected gross margin in 2013.

Operating expenses

Nokia Technologies R&D expenses in 2014 were EUR 161 million, an increase of EUR 14 million, or 10%, compared to EUR 147 million in 2013. The increase in R&D expenses was primarily attributable to investments in business activities, such as building the Technology and Brand licensing units, which target new and significant long-term growth opportunities.

Nokia Technologies selling, general and administrative expenses in 2014 were EUR 65 million, an increase of EUR 9 million, or 16%, compared to EUR 56 million in 2013. The increase in selling, general and administrative expenses was primarily attributable to increased activities, such as building the Technology and Brand licensing units, related to anticipated and ongoing patent licensing cases, as well as higher business support costs.

Nokia Technologies other income and expense in 2014 was a net expense of EUR 1 million, a decrease of EUR 1 million, or 50%, compared to a net expense of EUR 2 million in 2013.

Operating profit/loss

Nokia Technologies operating profit in 2014 was EUR 343 million, an increase of EUR 33 million, or 11%, compared to an operating profit of EUR 310 million in 2013. The increase in operating profit was primarily attributable to an increase in gross profit. The increase was partially offset by higher operating expenses. Nokia Technologies operating margin in 2014 was 59.3% compared to 58.6% in 2013.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	61

Results of segments continued

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth selective line items and the percentage of net sales that they represent for years indicated.

For the year ended December 31	2013 EURm	% of net sales	2012 EURm	% of net sales	Year-on-year change %
Net sales	529	100.0	534	100.0	(1)
Cost of sales	(14)	(2.6)	(7)	(1.3)	100
Gross profit	515	97.4	527	98.7	(2)
Research and development expenses	(147)	(27.8)	(153)	(28.7)	(4)
Selling and marketing expenses	(34)	(6.4)	(24)	(4.5)	42
Administrative and general expenses	(22)	(4.2)	(22)	(4.1)	–
Other income and expenses	(2)	(0.4)	(3)	(0.5)	(33)
Operating profit	310	58.6	325	60.9	(5)

Net sales

Nokia Technologies net sales was stable on a year-on-year basis, EUR 529 million in 2013 compared to EUR 534 million in 2012, primarily due to a non-recurring license fee of EUR 50 million in the fourth quarter 2012, partially offset by net increases in royalty payments from our licensees.

Gross margin

On a year-on-year basis, the Nokia Technologies gross margin decreased to 97.4% in 2013 compared to 98.7% in 2012.

Operating expenses

Nokia Technologies R&D expenses decreased 4% to EUR 147 million in 2013 compared to EUR 153 million in 2012, primarily due to lower R&D costs, partially offset by transaction related costs of EUR 15 million related to the Sale of the D&S Business.

Nokia Technologies sales and marketing expenses increased 42% to EUR 34 million in 2013 compared to EUR 24 million in 2012, primarily due to IPR licensing related litigation expenses. In 2013 sales and marketing expenses included transaction related costs of EUR 2 million related to the Sale of the D&S Business.

Nokia Technologies administrative and general expenses were flat year-on-year, amounting to EUR 22 million.

Nokia Technologies other income and expense was approximately flat year-on-year, and included restructuring charges of EUR 2 million in 2013, compared to EUR 3 million in 2012.

Operating profit/loss

Nokia Technologies operating profit decreased to EUR 310 million in 2013, compared to EUR 325 million in 2012. Nokia Technologies operating margin in 2013 was 58.6%, compared with 60.9% in 2012. The year-on-year decline in operating margin was driven primarily by the transaction related costs of EUR 17 million related to the Sale of the D&S Business partially offset by decreased restructuring charges.

Group Common Functions

For the year ended December 31, 2014 compared to the year ended December 31, 2013

Group Common Functions operating loss in 2014 was EUR 142 million, an increase of EUR 85 million, or 149%, compared to an operating loss of EUR 57 million in 2013. The increase in operating loss was primarily attributable to the absence of a distribution from an unlisted venture fund related to the disposal of the fund’s investment in Waze Ltd of EUR 59 million that benefitted Group Common Functions in 2013. In 2014, Group Common Functions included transaction related costs of EUR 21 million related to the Sale of the D&S Business. In 2013, Group Common Functions included restructuring charges and associated impairments of EUR 10 million, as well as transaction related costs of EUR 18 million related to the Sale of the D&S Business.

For the year ended December 31, 2013 compared to the year ended December 31, 2012

Group Common Functions operating loss totaled EUR 57 million in 2013, compared to EUR 50 million in 2012. In 2013, Group Common Functions included restructuring charges and associated impairments of EUR 10 million, as well as transaction related costs of EUR 18 million related to the Sale of the D&S Business. In 2013, the Group Common Functions benefitted from a distribution from an unlisted venture fund related to the disposal of the fund’s investment in Waze Ltd of EUR 59 million. In 2012, Group Common Functions benefitted from a net gain from sale of real estate of EUR 79 million and included restructuring charges of EUR 6 million.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	62

Operating and financial review

Liquidity and capital resources

Financial position

At December 31, 2014 Nokia’s total cash and other liquid assets (defined as the aggregate of bank and cash; available-for-sale investments, cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) equaled EUR 7 715 million, a decrease of EUR 1 256 million, compared to EUR 8 971 million at December 31, 2013. The decrease was primarily attributable to cash outflows from financing activities related to the repayment of certain debt facilities totaling EUR 1 750 million in the first quarter 2014, as well as the redemption of approximately EUR 950 million of Nokia Networks debt in the second quarter 2014. Outflows from financing activities were partly offset by the drivers listed below that increased Nokia’s net cash and other liquid assets. At December 31, 2012 Nokia’s total cash and other liquid assets equaled EUR 9 909 million.

At December 31, 2014 Nokia’s net cash and other liquid assets (defined as total cash and other liquid assets less long-term interest bearing liabilities and short-term borrowings) equaled EUR 5 023 million, an increase of EUR 2 714 million, compared to EUR 2 309 million at December 31, 2013. The increase was primarily attributable to cash proceeds from the Sale of the D&S Business, as well as net cash flow from operating activities. This increase was partially offset by the execution of the capital structure optimization program, which included payment of a dividend and a special dividend, as well as the repurchase of shares. Nokia’s net cash and other liquid assets was also adversely impacted by cash outflows related to acquisitions and capital expenditures. At December 31, 2012, Nokia’s net cash and other liquid assets equaled EUR 4 360 million.

At December 31, 2014 Nokia’s cash and cash equivalents (defined as the aggregate of bank and cash and available-for-sale investments, cash equivalents) equaled EUR 5 170 million, a decrease of EUR 2 463 million, compared to EUR 7 633 million at December 31, 2013. Nokia’s cash and cash equivalents equaled EUR 8 952 million at December 31, 2012.

Cash flow

In 2014, Nokia’s net cash from operating activities equaled EUR 1 275 million, an increase of EUR 1 203 million, as compared to EUR 72 million in 2013. The increase was primarily attributable to EUR 1 214 million net profit, adjusted for non-cash items and a EUR 1 153 million cash release from net working capital. The primary driver for the cash release from net working capital was a EUR 1 650 million cash inflow relating to the upfront payment on a ten-year patent license agreement and related option to extend the license into perpetuity with Microsoft, partially offset by approximately EUR 320 million restructuring related cash outflows in Continuing operations and approximately EUR 210 million net working capital related cash outflows in discontinued operations.

In 2014, Nokia had cash outflows of EUR 1 092 million related to net financial income and expenses and income taxes, an increase of EUR 935 million, as compared to EUR 157 million in 2013. The increase was primarily attributable to the early redemption of Nokia Networks’ borrowings of approximately EUR 84 million, foreign exchange hedging of approximately EUR 180 million and income taxes of EUR 636 million, of which approximately EUR 300 million were cash outflows relating to discontinued operations.

In 2013, Nokia’s net cash from operating activities equaled EUR 72 million, an increase of EUR 426 million, as compared to EUR 354 million cash used in operating activities in 2012. The increase was primarily attributable to an increase in profitability and other financial income and expenses, net and a decrease in income taxes paid. The increase was partially offset by an increase in net working capital cash outflows.

In 2014, Nokia’s cash flow from investing activities equaled EUR 886 million, an increase of EUR 1 577 million, as compared to EUR 691 million cash used in investing activities in 2013. Cash inflows from investing activities was primarily driven by gross proceeds attributable to the Sale of the D&S Business of approximately EUR 4 010 million, which included the proceeds used to repay the convertible bonds issued to Microsoft and the increase in proceeds from maturities and sale of current available-for-sale investments, liquid assets. The increase was offset by an increase in purchases of current available-for-sale investments, liquid assets. Cash inflows from investing activities also benefitted EUR 44 million from the sale of property, plant and equipment. The increase was partially offset by cash outflows related to capital expenditure of EUR 311 million and acquisitions of EUR 175 million.

In 2014, Nokia’s capital expenditure equaled EUR 311 million, a decrease of EUR 96 million, as compared to EUR 407 million in 2013. Nokia’s capital expenditure in 2012 equaled EUR 461 million. Major items of capital expenditure in 2014 included production lines, test equipment and computer hardware used primarily in R&D, office and manufacturing facilities as well as services and software related intangible assets.

In 2013, Nokia’s cash used in investing activities equaled EUR 691 million, a decrease of EUR 1 253 million, as compared to net cash flow from investing activities of EUR 562 million in 2012. The decrease was primarily attributable to significantly lower proceeds from the sale and maturities of current available-for-sale investments, liquid assets partially, offset by a decrease in purchases of current available-for-sale investments, liquid assets.

In 2014, Nokia’s cash flow used in financing activities equaled EUR 4 576 million, an increase of EUR 4 099 million, as compared to EUR 477 million in 2013. Cash outflows from financing activities were primarily attributable to the repayment of EUR 2 791 million in interest-bearing debt, payments of EUR 0.11 per share in dividend totaling EUR 408 million and EUR 0.26 per share in special dividend totaling EUR 966 million, as well as EUR 427 million in cash outflows relating to share repurchases. Nokia also acquired subsidiary shares from a non-controlling interest holder and paid dividends to non-controlling interest holders in 2014 totaling approximately EUR 60 million.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	63

Liquidity and capital resources continued

In 2013, Nokia’s cash flow used in financing activities equaled EUR 477 million, an increase of EUR 12 million as compared to EUR 465 million in 2012. Cash outflows in financing activities were primarily attributable to EUR 1 707 million used to purchase the shares in NSN, EUR 862 million repayment of long-term borrowings, EUR 128 million repayment of short-term borrowings and EUR 71 million payment of dividends, offset by EUR 2 291 million in proceeds from long-term borrowings, which included EUR 1 500 million convertible bonds issued to Microsoft and EUR 450 million and EUR 350 million bonds due in 2018 and in 2020, respectively, issued by Nokia Networks.

Financial assets and debt

At December 31, 2014 Nokia’s net cash equaled EUR 5 023 million and consisted of EUR 7 715 million in total cash and other liquid assets and EUR 2 692 million of long-term interest bearing liabilities and short-term borrowings.

We hold our cash and other liquid assets predominantly in euro. Our liquid assets are mainly invested in high-quality money market and fixed income instruments with strict maturity limits. Nokia also has a EUR 1 500 million undrawn revolving credit facility available for liquidity purposes.

Nokia’s interest-bearing debt consisted of a EUR 750 million convertible bond due in 2017, a EUR 500 million bond due in 2019, a USD 1 000 million bond due in 2019, a USD 500 million bond due in 2039 and EUR 206 million of other liabilities. Refer to Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding our interest-bearing liabilities.

In 2014, Nokia repaid a EUR 1 250 million bond, a EUR 500 million loan from the European Investment Bank (the “EIB”) and EUR 1 500 million in convertible bonds issued to Microsoft, which were netted against proceeds from the Sale of the D&S Business. In addition, Nokia prepaid all material interest-bearing liabilities related to Nokia Networks, including the EUR 450 million and EUR 350 million bonds due in 2018 and in 2020, respectively, a EUR 88 million Finnish pension loan, a EUR 50 million loan from the EIB, a EUR 16 million loan from Nordic Investment Bank and certain other debt. No new debt was issued in 2014. Nokia has no material debt maturing in 2015.

We believe with EUR 7 715 million cash and other liquid assets as well as a EUR 1 500 million revolving credit facility, we have sufficient funds available to satisfy our future working capital needs, capital expenditure, R&D, acquisitions and debt service requirements at least through 2015. We also believe that with our current credit ratings of BB by Standard & Poor’s and Ba2 by Moody’s, both with positive outlook, we have access to capital markets should any funding needs arise in 2015. Nokia has a target to re-establish its investment grade credit rating.

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Capital structure optimization program

As a result of our significantly improved financial position and earnings profile after closing of the Sale of the D&S Business, we announced a EUR 5 billion capital structure optimization program to improve the efficiency of Nokia’s capital structure. The program consists of EUR 3 billion of total cash returns to shareholders through dividends and share repurchases and EUR 2 billion of debt reduction by the end of the second quarter 2016.

In accordance with the capital structure optimization program, Nokia paid EUR 1 374 million in dividends (EUR 0.37 per share) consisting of EUR 408 million (EUR 0.11 per share) of ordinary dividends and EUR 966 million (EUR 0.26 per share) of special dividends in 2014.

Under the EUR 1.25 billion share repurchase program, Nokia repurchased 67 million shares for EUR 427 million in 2014.

In 2014, Nokia reduced interest bearing debt by approximately EUR 950 million after the announcement of the capital structure optimization program.

Structured finance

Structured finance includes customer financing and other third-party financing. Network operators occasionally require their suppliers, including us, to arrange, facilitate or provide long-term financing as a condition for obtaining infrastructure projects.

At December 31, 2014 our total customer financing, outstanding and committed equaled EUR 156 million, an increase of EUR 92 million, as compared to EUR 64 million in 2013. At December 31, 2012, our total customer financing, outstanding and committed amounted to EUR 108 million. Customer financing primarily consisted of financing commitments to network operators.

Refer to Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F for further information relating to our committed and outstanding customer financing.

We expect our customer financing commitments to be financed mainly from cash and other liquid assets and through cash flow from operations.

At December 31, 2014 guarantees of Nokia’s performance consisted of EUR 465 million of guarantees that are provided to certain Nokia Networks’ customers in the form of bank guarantees, or corporate guarantees issued by Nokia Networks. These instruments entitle the customer to claim payments as compensation for non-performance by Nokia Networks of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either on demand, or is subject to verification of non-performance.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	64

Operating and financial review

Financial guarantees and securities pledged that we may give on behalf of customers, represent guarantees relating to payment by certain Nokia Networks’ customers and other third parties under specified loan facilities between such customers or other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer or other third party.

Refer to Note 30, Commitments and contingencies, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding commitments and contingencies.

Venture fund investments and commitments

We make financing commitments to a number of venture funds that make technology related investments. The majority of the investments are managed by Nokia Growth Partners that specializes in growth-stage investing, seeking companies that are changing the face of mobility and connectivity.

At December 31, 2014 the fair value of our venture fund investments equaled EUR 778 million, as compared to EUR 627 million at December 31, 2013. Refer to note 19, Fair value of financial instruments, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding fair value of our venture fund investments.

At December 31, 2014 our venture fund commitments equaled EUR 274 million, as compared to EUR 215 million at December 31, 2013. As a limited partner in venture funds, Nokia is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities. Refer to Note 30, Commitments and contingencies, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding commitments and contingencies.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	65

Main events in 2014

Nokia Corporation and Group highlights

¡	In April 2014, Nokia completed the Sale of the D&S Business. The transaction, which also included an agreement to license patents to Microsoft, was originally announced on September 3, 2013. In connection with the completion of the transaction, Nokia repaid the EUR 1.5 billion convertible bonds issued by Nokia to Microsoft.

¡	Following the completion of the transaction, Nokia made a number of announcements, including the following:

–	The Board appointed Rajeev Suri as President and CEO of Nokia Corporation and the new Nokia Group Leadership Team, effective May 1, 2014. For more information on the changes in Nokia’s leadership during 2014, refer to “—Board of Directors and management—Changes in Nokia Group Leadership” below.

–	Nokia announced its new strategy building on Nokia’s three businesses: Nokia Networks, HERE and Nokia Technologies.

–	Nokia announced plans for a EUR 5 billion capital structure optimization program focused on recommencing dividend payments, distributing excess capital to shareholders, and reducing interest-bearing debt. Later in the second quarter 2014, as part of this program and its debt reduction plan, Nokia redeemed approximately EUR 950 million of Nokia Networks debt, which included EUR 800 million of senior notes issued by Nokia Solutions and Networks Finance B.V., the finance company of its Nokia Networks business.

¡	In May 2014, Nokia’s credit rating was upgraded by credit rating agencies Moody’s and Standard & Poor’s, supporting Nokia’s long-term target to re-establish its investment grade credit rating. Standard & Poor’s upgraded Nokia’s rating to BB from B+, with a positive outlook, and Moody’s upgraded Nokia’s rating to Ba2 from B1 and added a positive outlook in November 2014.

¡	In May 2014, Nokia launched a USD 100 million Connected Car Fund managed by Nokia Growth Partners, its venture capital arm. The fund will identify and invest in companies whose innovations are deemed important for a world of connected and intelligent vehicles. The fund, working closely with Nokia’s HERE business, will seek to make investments that also support the growth of the ecosystem around HERE’s mapping and location products and services.

¡	Nokia’s Annual General Meeting, which was held on June 17, 2014, resolved to distribute an ordinary dividend of EUR 0.11 per share for year 2013 and a special dividend of EUR 0.26 per share.

¡	In June 2014, Nokia ranked sixth in Interbrand’s annual Best Global Green Brands report for 2014, measuring the environmental sustainability performance of leading global brands.

¡	In September 2014, Nokia returned to the EURO STOXX 50 Index.

¡	In October 2014, Nokia was recognized in the Climate Performance Leadership Index 2014 by the Carbon Disclosure Project (“CDP”) for corporate action on climate change.

¡	In November 2014, Nokia held its Capital Markets Day event in London, United Kingdom, where the company shared its updated vision, strategic priorities and long-term financial targets.
¡	Effective on January 2, 2014, one of Nokia’s Finnish subsidiaries, Nokia Asset Management Oy, merged into Nokia Corporation.

Innovations for more efficient networks

Our next generation technology innovations are designed to help operators carry more data in their networks and dramatically reduce their costs as, after cash they improve network efficiency and make better use of existing capacity.

“Nokia announced its new strategy building on Nokia’s three businesses: Nokia Networks, HERE and Nokia Technologies.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	66

Operating and financial review

Nokia Networks operating highlights

¡	Nokia Networks added significant commercial mobile broadband and services contracts during 2014, including: a contract with the world’s largest wireless operator, China Mobile, for the build-out of the operator’s TD-LTE network; a contract with T-Mobile USA for LTE-Advanced equipment and related services for its nationwide LTE network; a five-year contract with Vodafone in the operator’s Project Spring network upgrade; a contract on the expansion of Everything Everywhere’s LTE network in the United Kingdom; a three-year contract with Telefónica in Spain for LTE radio access equipment and professional services; and a five-year contract with Elisa in Finland as the sole supplier of the operator’s LTE network.

¡	At the end of 2014, Nokia Networks had 162 commercial LTE contracts and was a key LTE radio network supplier to 15 of the world’s top 20 LTE operators.

¡	Nokia Networks also added a large number of other mobile broadband contracts including two 3G networks and services contracts in India.

¡	Nokia Networks continued to show leadership in 4G radio technology, demonstrating a throughput speed of almost 4Gbps with SK Telecom in the Republic of Korea and a speed of 2.6Gbps over a single sector in Sprint’s TD-LTE network. Nokia Networks was the first in the world to trial LTE for national TV broadcasting in Germany and enhanced its LTE portfolio with a number of product launches, including the world’s first 3.5GHz carrier aggregation capable radio and a solution to smoothly migrate WiMAX networks to TD-LTE-Advanced and a LTE-A 3 carrier aggregation solution to support a throughput speed of up to 450Mbps ready by the time commercial devices start to ship.

¡	Nokia Networks continued to invest in innovation and further evolved the Nokia Smart Scheduler in its LTE base stations which are now able to provide up to 30% faster downlink speeds at the cell edge; announced new Centralized RAN software capable of doubling the uplink capacity of existing LTE networks by linking together multiple base stations and turning the interference into useful traffic; launched new Single RAN Advanced features; and added new software features to its Liquid Radio Software Suite.

¡	In the area of small cells, Nokia Networks extended its Flexi Zone architecture, making it the small cell solution for all deployment scenarios, including indoor deployments; introduced new innovations to its small cell portfolio such as the double-capacity small cell base station Flexi Zone G2 Pico and an indoor planning service enhanced by 3-D geolocation-based HetNet planning for in-building solutions.

¡	Nokia Networks renewed managed services contracts with Saudi Telecom Company, Etisalat Nigeria and Mobily (Etihad Etisalat Company) of Saudi Arabia.
¡	Nokia Networks and NTT DoCoMo Inc. agreed to collaborate on research and standardization of 5G technologies and to jointly work on a 5G proof-of-concept system; and Nokia Networks hosted the first Brooklyn 5G Summit together with the NYU Wireless Research Center.

¡	Nokia Networks and HP announced the intention to extend their existing partnership to provide telco operators with an integrated Telco Cloud solution compliant with ETSI NFV principles. The cooperation extends beyond hardware and software to encompass the technical, services and commercial capabilities needed to deliver, maintain and operate a Telco Cloud. Nokia Networks also announced an expansion of its long-term partnerships with Juniper and RedHat to advance
Telco Cloud for mobile broadband. NTT DoCoMo completed proof-of-concept trials that verified the feasibility of NFV using the software and equipment of Nokia Networks, and with MTS in Russia, Nokia carried out the first voice over LTE call on a Telco Cloud infrastructure using the LTE radio network with Telco Cloud based voice core network technology and Nokia’s Professional Services.

¡	Nokia Networks created a new partnering unit to focus on growing a robust ecosystem with partners. The unit will ensure that Nokia Networks is able to leverage partner solutions to complement its own portfolio and open up specific interfaces to embed partner products seamlessly into Nokia’s mobile broadband portfolio.

¡	Nokia Networks opened its mobile broadband security center in Berlin, Germany. The Center is a hub of leading expertise focused on creating robust telco security. Equipped with its own fully-operational LTE test network, the Center provides a fully-operational LTE test network platform for co-operating with mobile network operators, partners, governments and academic institutes to develop and share network security know-how and expertise and to help operators fight the growing security threats to their networks.

Nokia Networks Global Services

By the end of 2014 Nokia Networks Global Services had delivered and optimized more than 21 000 new LTE sites and upgraded over 18 000 2G/3G sites for T-Mobile USA. In peak time over 1 000 sites were delivered per month, while keeping the customer experience on existing or improved levels.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	67

Main events in 2014 continued

¡	Nokia Networks won a number of industry awards in 2014, including the top prize in the “Best Mobile Infrastructure” category at the GSMA Global Mobile Awards 2014 where Nokia Networks and O2 (Telefónica UK) were recognized for the deployment of iSON Automation for Operations solution. The solution was also given the Global Telecoms Business Innovation Award 2014. Other industry awards in 2014 included the Leading Lights Award for Centralized RAN solution and the Pipeline 2014 COMET Innovation Award for FlexiZone small cell solution, Telecommunication Development Industry Alliance recognition of Nokia’s contribution to time division (“TD”) technology, Global TD-LTE Initiative award for Liquid Applications and the Economic Times Telecom Awards 2014 for innovation in Managed Services with its Predictive Operations Solution.

¡	Nokia Networks completed the acquisition of SAC Wireless, a premier self-performing provider of infrastructure and network deployment solutions; and the acquisition of the Australian company Mesaplexx Pt Ltd and its compact, high-performance radio frequency filter technology that can be used to decrease the size of a radio base station.

¡	Shortly after the end of 2014, Nokia Networks completed the acquisition of Panasonic’s wireless network business. The acquisition was first announced in July 2014.

HERE operating highlights

¡	During 2014, HERE made agreements with several new and existing customers for the supply of map content and data, including government departments and agencies, leading B2B and consumer-focused enterprises and major automotive companies. In November 2014, HERE announced that most of the leading carmakers have included its map data in their 2015 models, demonstrating that it is well-positioned for the future developments within the automotive segment, which represents the majority of its revenues.

¡	HERE continued to invest in its map-building capabilities to further enhance the quality of its automotive grade maps. These investments included the further expansion of its fleet of advanced data collection vehicles and an increase in the usage of automation tools which complement the work of its extensive network of highly-trained geographic analysts.

¡	HERE continued to grow the usage of its leading location platform during 2014, supported by new customers, such as Honda and Volvo. By the end of 2014, HERE also provided platform services to Amazon, BMW, Daimler, Digicore, Garmin, Microsoft, Oracle, PTV Group, Rand McNally, SAP, Toyota and Yahoo!

¡	HERE Traffic, which is HERE’s real-time traffic data offering, was available in 44 countries at the end of 2014.

¡	HERE continued to bring in new talent, expertise and capabilities to support its strategy. This included the acquisition of Medio Systems Inc, a Seattle-based company that is a pioneer in the emerging field of real-time predictive analytics.

¡	HERE and Continental Corporation intensified their collaboration in connected driver services. The two companies’ work focuses on Electronic Horizon, future Automated Driving functionalities and Intelligent Transportation Systems. As part of the partnership, HERE is in the first phase of delivering a lane-specific road model with precision, far beyond any existing digital infotainment map standard, along with highly accurate, precisely located road information, such as speed limit or no passing signs, lane connectivity and other lane markings. In the future, we believe by using this information, all types of vehicles will be able to comfortably and automatically react to shifting circumstances, such as changing speed limits. Continental will also benefit from HERE’s unique location cloud assets.

¡	HERE was recognized by global research and consulting firm Frost & Sullivan as a trailblazer in developing connected vehicle technology.

¡	HERE formed a licensing agreement with Samsung to bring its maps and location platform services to Tizen powered smart devices by Samsung, including the newly-announced Samsung Gear S. In addition, HERE developed a companion application for the Android-based Samsung Galaxy family of products called HERE (beta), which was made available in Samsung’s application store. HERE also later made its Android beta app available for all compatible Android smartphones and made it available for download through Google Play.

6th

In Interbrand’s annual Best Global Green Brands report for 2014

$100m

Connected Car Fund to identify and invest in companies whose innovations are deemed important for a world of connected and intelligent vehicles

44 countries

Have access to HERE Traffic, which is HERE’s real-time traffic data offering

“Nokia Networks created a new partnering unit to focus on growing a robust ecosystem with partners and leverage partner solutions to complement its own portfolio.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	68

Operating and financial review

Nokia Technologies operating highlights

¡	In February 2014, Nokia and HTC settled all pending patent litigations between them, and entered into a patent and technology collaboration agreement. HTC is making payments to Nokia and the collaboration involves HTC’s LTE patent portfolio, further strengthening Nokia’s licensing offering. The companies also announced that they are exploring future technology collaboration opportunities.

¡	In June 2014, Nokia Technologies released the Z Launcher application as a limited pre-beta version as part of its continued exploration of innovations for use in potential future services. Z Launcher replaces the existing home screen on Android smartphones and surfaces apps, contacts and websites based on usage and other contextual factors.

¡	Also in the second quarter, Nokia Technologies developed a proof-of-concept flexible printed grapheme circuit, demonstrating continued progress solving many of the technical challenges related to the practical application of the ultra-thin, transparent, flexible material.

¡	During the third quarter, the 3rd Generation Partnership Project (“3GPP”) selected the Enhanced Voice Service (“EVS”) codec. Nokia contributed multi-year R&D of speech codec reference software to the standard specifications, achieving excellent listening results during testing.

¡	In November 2014, Nokia announced the launch of Nokia N1, the first Nokia-branded Android tablet and the company’s first brand-licensed consumer device following the Sale of the D&S Business. Shortly after the end of 2014, Nokia’s original equipment manufacturer (“OEM”) partner began selling the Nokia N1 Android tablet in the first quarter 2015 in China, with other markets to follow.

¡	Later in the fourth quarter, the H.265 (HEVC—High Efficiency Video Coding) video coding technology standard Version 2 was finalized in ISO/IEC and ITU-T, including the range, multiview and scalable video codec extensions. 3GPP Release 12 now includes support for H.265, providing a solution for highly efficient delivery of download, streaming and conversational video services. Nokia has contributed significantly to the development of the H.265 standard.

Spending less time in traffic

Predictive Traffic, launched in 2014, uses over 100 traffic behavior profiles per road segment combined with real-time road conditions to provide up-to-the-minute traffic forecasts. Drivers using the service saw estimated arrival times up to 20% more accurate for journeys over 30 minutes.

“ In November 2014, Nokia announced the launch of Nokia N1, the first Nokia-branded Android tablet and the company’s first brand-licensed consumer device following the Sale of the D&S Business.”

NOKIA ANNUAL REPORT ON FORM 20-F 2014	69

Sustainability and corporate responsibility at Nokia

In this section we cover the ethical, socio-economic and environmental areas from 2014, which we defined as most material to our business and our stakeholders.

At Nokia, we want to be proud, not only of what we achieve but also how we achieve it. We are committed to valuing and respecting both people and our planet in everything we do and believe that by engaging others and doing things together we can achieve a significantly larger impact.

The basic principles of our sustainability work are:

¡	respecting people in everything we do;

¡	protecting the environment;

¡	improving people’s lives with technology; and

¡	making change happen together.

Within the guidance of these principles, we maintain programs that help us promote environmental and social sustainability. By embedding the actual processes and activities supporting sustainable development in various functions, sustainability ultimately becomes a vital part of everyone’s job at Nokia.

Respecting people in everything we do

Our goal is to create an organization where ethical business practice and workforce diversity are a source of pride and employees have a safe and motivating working environment.

The Nokia Code of Conduct sets out our commitment to upholding high ethical standards wherever we operate. We train our employees on ethical business conduct on an annual basis, and any concerns can and should be reported, anonymously if required, through established reporting channels. The reported ethical concerns are investigated thoroughly by our Ethics and Compliance Office.

We welcome men and women of different cultural or ethnic backgrounds and in 2014 we employed at least 130 different nationalities. At December 31, 2014 the Nokia Group Leadership Team included members from the following countries: Singapore, Canada, United Kingdom, United States and Finland, and 13% of the senior management positions within Nokia were held by women. Employees of non-Finnish nationality held 72% of the senior management positions.

The health, safety and well-being of our employees and our contractors is pivotal to how we conduct business. The Nokia Code of Conduct also sets the standard for labor conditions and we have a comprehensive set of global human resources employment policies in place to ensure fair employment. Our health and safety management system is certified in accordance with the international management standard OHSAS 18001, which ensures that Nokia has a risk-based approach to managing the safety of employees and contractors.

We believe communication networks also have an important role in promoting human rights by enabling freedom of expression, access to information, exchange of ideas and driving economic development. As a provider of technologies and services that fuel our information society, we recognize our responsibility in helping to further the good that such technologies and services are used to respect, and not infringe, human rights. This commitment is reinforced in our Human Rights Policy, which underpins our commitment to help prevent potential misuse of our products and services in issues related to freedom of expression and privacy. In 2014, we provided training to our employees on human rights through ethical business training programs and we arranged separate training sessions for selected customer teams.

Protecting the environment

Our environmental work focuses on minimizing the potential adverse impact of our businesses and operations, and is based on global principles and standards that we integrate in our activities.

The most important areas of our environmental work, based on the extent of their impact on the environment and our ability to manage them, originate from our Nokia Networks business. Our priority is to design products and services that help telecommunications operators reduce the environmental impact of their networks. In addition, we aim to continuously minimize the environmental impact of our own operations in each of our businesses. Nokia Networks’ environmental management system (“EMS”) helps us monitor progress and identify ways to further improve in environmental matters and is ISO 14001 certified. As an example of our progress in 2014, by increasing the share of the “box on pallets” product delivery method (where boxes are loaded directly onto pallets without any additional container), we were able to reduce the usage of packaging material. This change also increased packaging density which in turn decreased the CO2 emissions and costs in these particular deliveries.

50%

Of the electricity we used in 2014 came from renewable sources

At least 130

different nationalities worked for Nokia in 2014

NOKIA ANNUAL REPORT ON FORM 20-F 2014	70

Operating and financial review

Improving people’s lives with technology

We believe our technologies are uniquely positioned to drive social and economic progress, while simultaneously helping to reduce the environmental impact of many industries.

In addition to being a global leader in the mapping and location intelligence business, HERE helps create more inclusive, sustainable and efficient cities through technology. By working with diverse stakeholders, from the chemical sector to consultancies and regional governments, the company helps define collaboration opportunities to combine information and communications technology (“ICT”), energy and transport management to create innovative solutions for the major environmental, social and health challenges facing cities. In 2014, HERE continued to power smarter logistics, safer and more efficient journeys and reducing emissions through advanced traffic and navigation products and services.

Billions of people are connected through our networks. Mobile technology plays a fundamental role in giving people a voice and access to knowledge, information and education. In 2014, Nokia started a three-year global partnership with Save the Children to help improve children’s access to education and learning through the use of technology in Myanmar. Additionally, Nokia and Save the Children announced an aim of improving children’s and their communities’ capacity to survive in case of a disaster through disaster risk reduction and social protection in both India and Myanmar.

Making change happen together

We find that cooperation is often the most effective way to approach sustainability issues.

We expect our suppliers to meet the high ethical, labor and environmental standards set out in our Supplier Requirements before we will work with them. We conduct regular and robust assessments to monitor this compliance, and work with suppliers to improve performance where needed. In 2014, we conducted 155 supplier audits or assessments on Corporate Responsibility, and assessed 141 suppliers specifically on their climate change impacts. We also arranged four training workshops for suppliers operating in high-risk countries to raise their awareness of different elements of our Supplier Requirements–including labor conditions and due diligence on conflict minerals–and to improve their capacity to meet these standards. We also filed our first conflict minerals report, where we have fully disclosed our smelter list and conflict-free sourcing related key performance indicators. The report is available on our website at company.nokia.com/en/about-us/people-planet.

We work together with various organizations that drive sustainable development and participate in public policy development initiatives on a global scale. In 2014, we participated in the United Nations Global Compact, Global e-Sustainability Initiative, Carbon Disclosure Project, the Telecommunications Industry Dialogue, Climate Leadership Council, Digital Europe as well as several standardization and University cooperation groups. We also worked with non-governmental organizations such as Save the Children, Plan, Oxfam and WWF.

Reporting on our performance

For over a decade, we have provided detailed reports on our progress in sustainability and corporate responsibility. The reports are available on our website at www.nokia.com/people&planet.

We are also evaluated by a number of external parties. For instance, in 2014, Nokia was ranked sixth in Interbrand’s Best Global Green Brands report and received top ratings for its climate performance and disclosure in the CDP Climate Change Report.

Employees

The average number of employees in Continuing operations in 2014 was 57 566 (59 333 in 2013 and 71 808 in 2012). At December 31, 2014 Continuing operations had a total of 61 656 employees (55 244 employees on December 31, 2013 and 65 547 employees on December 31, 2012). The total amount of wages and salaries paid in Continuing operations in 2014 was EUR 3 215 million (EUR 3 432 million in 2013 and EUR 4 295 million in 2012).

The table below shows the average number of employees in 2014 divided according to their business and geographical location:

Business	Average number of employees
Nokia Networks	50 680
HERE	6 067
Nokia Technologies(1)	819
Total	57 566
Region	Average number of employees
Finland	6 855
Other European countries	15 523
Middle East & Africa	2 482
China	8 608
Asia-Pacific	15 838
North America	5 136
Latin America	3 124
Total	57 566

Co-operation with Save the Children

In 2014, Nokia and Save the Children joined forces to promote children’s rights.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	71

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at general meetings of Nokia.

On December 31, 2014 the total number of Nokia shares was 3 745 044 246 and Nokia’s share capital equaled EUR 245 896 461.96. On December 31, 2014 Nokia and its subsidiary companies owned a total of 96 900 800 Nokia shares, which represented approximately 2.6% of the total number of the shares and voting rights of the company.

In 2014, Nokia did not cancel any shares.

In 2014, under the authorization held by the Board and in line with the capital structure optimization program, Nokia repurchased a total of 66 903 682 shares, which represented approximately 1.8% of the total number of shares and voting rights on December 31, 2014. The price paid for the shares was based on the current market price of the Nokia share on the securities market at the time of the repurchase. As expected, the repurchased shares were cancelled, effective as of February 4, 2015.

In 2014, Nokia issued 49 904 new shares upon the exercise of stock options issued to personnel. The shares were issued in accordance with the Nokia Stock Option Plan 2011, approved by the Annual General Meeting on May 3, 2011. The issuance of new shares did not impact the amount of share capital of the company. The issuance of shares did not have any significant effect on the relative holdings of the other Nokia shareholders nor on their voting rights.

In 2014, under the authorization held by the Board, Nokia transferred a total of 2 570 499 Nokia shares held by it as settlement under Nokia equity plans to the plan participants and personnel of the Nokia Group, including certain Nokia Group Leadership Team members. The shares were transferred free of charge and the amount of shares represented approximately 0.07% of the total number of shares and voting rights on December 31, 2014. The issuance of shares did not have any significant effect on the relative holdings of the other Nokia shareholders nor on their voting rights.

Information on the authorizations held by the Board in 2014 to issue shares and special rights entitling to shares, transfer shares and repurchase own shares, as well as information on related party transactions, the shareholders, stock options, shareholders’ equity per share, dividend yield, price per earnings ratio, share prices, market capitalization, share turnover and average number of shares are available in the “Compensation of the Board of Directors and the Nokia Group Leadership Team”, “Financial Statements” and “General facts on Nokia—Shares and shareholders” sections.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	72

Operating and financial review

Dividend

The Board proposes a dividend of EUR 0.14 per share for 2014.

The proposed dividend is in line with our capital structure optimization program.

We distribute retained earnings, if any, within the limits set by the Finnish Companies Act (as defined below). We make and calculate the distribution, if any, either in the form of cash dividends, share buy-backs, or in some other form or a combination of these. There is no specific formula by which the amount of a distribution is determined, although some limits set by law are discussed below. The timing and amount of future distributions of retained earnings, if any, will depend on our future results and financial conditions.

Under the Finnish Companies Act, we may distribute retained earnings on our shares only upon a shareholders’ resolution and subject to limited exceptions in the amount proposed by the Board. The amount of any distribution is limited to the amount of distributable earnings of the parent company pursuant to the last accounts approved by our shareholders, taking into account the material changes in the financial situation of the company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the company. Subject to exceptions relating to the right of minority shareholders to request a certain minimum distribution, the distribution may not exceed the amount proposed by the Board.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	73

Risk factors

Set forth below is a description of risk factors that could affect Nokia. There may be, however, additional risks unknown to Nokia and other risks currently believed to be immaterial that could turn out to be material.

These risks, either individually or together, could adversely affect our business, sales, profitability, results of operations, financial condition, costs, expenses, liquidity, market share, brand, reputation and share price from time to time. Unless otherwise indicated or the context otherwise provides, references in these risk factors to “Nokia”, “we”, “us” and “our” mean Nokia’s consolidated operating segments and refer to Continuing operations. We describe the risks that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide information on additional risks that are primarily related to the individual Nokia business: Nokia Networks, HERE and Nokia Technologies, and are detailed separately under their respective headings below. This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties presented in “Forward-looking statements” above.

Risks relating to Nokia

Nokia’s strategy to be a leader in technologies of the Programmable World, which is subject to various risks and uncertainties, including that Nokia may not be able to sustain or improve the operational and financial performance of its businesses or that Nokia may not be able to correctly identify or successfully pursue business opportunities.

Nokia announced its strategy in April 2014, which is to become a technology leader in the Programmable World and has since then endeavored to implement its strategy. Refer to “Business overview—Nokia’s strategy” for more information on our strategy. This strategy, including continued investments into our businesses or new business opportunities that we may pursue, may not yield a return on investment as planned or at all. Our ability to achieve our strategic goals and targets is subject to uncertainties and contingencies, some of which are beyond our control, and there can be no assurance that we will be able to achieve the goals or targets that we set. We also continue to target further improvement in our operations going forward, with a focus on efficiencies through automation and disciplined processes. There can be no assurances that our efforts will generate the expected results or improvements to our operations or that we will achieve any other of our financial objectives.

We operate in fast-paced and innovative industries and the opportunities we target may require significant investments in innovation in order to grow our businesses profitably or to achieve other targeted benefits. Such investments may include R&D, licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. These investments, however, may not result in technologies, products or services that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers or that we may otherwise utilize for value creation. As such, the investments may not be profitable or achieve the targeted rates of return. There can also be no assurance that we will be able to identify and understand the key market trends and user segments that enable us to address customers’ and consumers’ expanding needs in order to bring new innovative and competitive products and services to market in a timely manner. If we are unable to anticipate and respond to these key market trends in a timely manner, or to actively drive future trends, through our product and services development processes, we may not achieve the intended goals of our strategies, which may materially and adversely affect our business, financial condition and results of operations.

We may invest in certain new technologies, including investments in market exploration of connectivity solutions capable of handling very large numbers of devices and exponential increases in data traffic, innovation in the Internet of Things, location services that seamlessly bridge between the real and virtual worlds and innovation, including in sensing, radio and low power technologies. Additionally, we continuously seek new business models. Certain of our competitors have significant resources to invest in market exploration and may seek new monetization models or drive industry development and capture value in areas where we are not equally competitive. Those areas can be, for instance, monetization models linked to the use of advertising, large amounts of consumer data, large connected communities, solutions for the automotive market, home or other entertainment services and alternative payment mechanisms. Additionally, we intend to use our innovation and intellectual property assets through, for instance, the expansion of our patent licensing, technology licensing and licensing of the Nokia brand. We may not have sufficient resources to compete in these areas, which may prove to be a competitive disadvantage for us in the future. If we fail in these aspects of our strategy, we may not be able to realize an expected return on our investments or may incur operating losses and impair our competitiveness for the longer term. We have also in the past made, and may in the future make, such investments through acquisitions. We may, however, fail to successfully complete planned acquisitions or integrate the acquired businesses or assets in order to obtain intended benefits, or retain and motivate acquired key employees, or the acquired businesses may have various liabilities that we assume knowingly or unknowingly, which may have a material adverse effect on our businesses.

In addition to the risks set out above, we may not realize the intended benefits of our strategies due to a number of reasons, including but not limited to:

¡	the execution of our strategy fails or is slower than anticipated, for example, due to a lack of strategic clarity;

NOKIA ANNUAL REPORT ON FORM 20-F 2014	74

Operating and financial review

¡	we have based our strategic choices on expectations or developments that do not materialize as expected or at all, such as those related to market or technological developments, or regulatory matters, such as those related to technical standards that hinder our ability to complete our planned strategies;

¡	we fail to effectively invest in the right areas of our businesses or invest in areas that do not deliver intended results or our evaluation of the prospects with respect to our businesses do not materialize as planned;

¡	our strategy or its implementation causes a disruption in our business operations or results in reduced performance of the businesses;

¡	failures in cloud or remote delivery-based business models and operations that have certain inherent risks, including those stemming from the potential security breaches and applicable regulatory regimes, may cause limitations to the implementation of cloud or remote delivery-based models or expose us to regulatory or contractual actions or limit our ability to conduct intended business;

¡	we lose key employees or are unable to recruit, retain or motivate key executives or employees needed to effectively manage or run our businesses, for example, as a result of dissatisfaction with our strategic direction, uncertainty about our businesses or prospects, or failures in implementing successful compensation arrangements;

¡	our product, service and business portfolio results in an over-reliance on certain industries, which materially exposes our business and results of operations to certain industry-related market trends that are beyond our control, such as the availability of competing services at lower cost or free of charge;

¡	the deterioration of Nokia’s brand or reputation due to Nokia’s reduced position in the consumer electronics industry, or for instance through actions of other parties licensing the Nokia brand or issues with our partners including our supply chain. Any such deterioration to the Nokia brand or reputation may have a materially adverse effect on our businesses and our ability to utilize the Nokia brand going forward;

¡	the focus of our management or other key employees is diverted from their day-to-day business responsibilities due to changes in Nokia’s organizational structure and business model or we experience gaps in required competences, especially with respect to new business areas that we may target. In addition, our management or other key employees may focus excessively on certain areas of our businesses, which in turn results in suboptimal performance of our other businesses;

¡	we are unable to implement and maintain an efficient corporate and operational structure for Nokia going forward or our evaluation of the prospects with respect to the shared opportunities between our Continuing operations do not materialize as expected;

¡	we are unable to implement certain required new capabilities, such as data analytics skills required for certain business areas that involve processing large amounts of data;

¡	we or our business partners may fail in successfully marketing our products and services, especially with respect to new product and service areas;

¡	adverse effects on Nokia or its customer relationships due to speculation about Nokia strategy or the future prospects of its businesses; and
¡	by completing the Sale of the D&S Business, our engagement in the manufacturing and sale of mobile phones and smartphones has ceased in accordance with the Devices & Services Purchase Agreement and as such we have a less diversified product and services offering and may lose relevance to customers and consumers that have associated Nokia with the Devices and Services business. Additionally, the Sale of the D&S Business may have resulted in inefficiencies in our corporate or operational structure or gaps in resourcing or capabilities due to the transfer of significant amounts of employees, assets, contracts and legal entities to Microsoft.

We may be adversely affected by general economic and market conditions.

As we are a company with global operations and sales in many countries around the world, our sales and profitability are dependent on general economic conditions both globally and regionally, as well as industry and market developments in numerous diverse markets. Adverse developments in, or the general weakness of, the economy, particularly through increasing levels of unemployment in the markets in which our customers operate, may have a direct adverse impact on the spending patterns of end-users. This in turn may affect both the services they subscribe to and usage levels of such services, which may lead to mobile operators and service providers investing in related infrastructure and services less than anticipated, which could have a material adverse effect on our businesses.

Nokia Networks’ sales and profitability are dependent on the development of the mobile broadband infrastructure industry in numerous diverse markets, particularly the investments made by mobile operators and services providers in network infrastructure and related services. The pace of such investments is in turn dependent on the ability of network providers and mobile operators to increase subscriber numbers, reduce churn, compete with business models eroding the revenue from the traditional voice, messaging and data transport services, stimulate increased use of voice, data and value-adding services with higher margins, as well as the financial condition of the network providers and mobile. Additionally, market developments favoring new technological solutions such as SDN, may reduce spending by Nokia Networks customers or favor Nokia Networks competitors who have a stronger position in such technologies. Difficulties, uncertainty or any deterioration in global economic conditions or the occurrence or escalation of political unrest may result in mobile network operators postponing or reducing their investments in their network infrastructure and related services. Adverse developments in the markets to which Nokia Networks is more significantly exposed to may have a profound adverse effect on Nokia Networks.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	75

Risk factors continued

The demand for digital map information and other location-based content by automotive and mobile device manufacturers is subject to developments of the automotive and consumer electronics industries. HERE sales and profitability are dependent on the developments of the automobile market, as well as the sales of the companies licensing data from HERE. Additionally, market developments favoring certain technological solutions where HERE competitors are more prevalent, such as vehicle navigation based on brought-in solutions rather than built-in, may have an adverse effect on HERE. As such, HERE is exposed to developments in the automotive market and general economic conditions globally and regionally. Adverse developments in the markets in which HERE has a strong position have a more profound adverse effect on HERE.

Nokia Technologies’ sales and profitability are currently derived largely from patent licensing. Patent licensing income may be adversely affected by general economic conditions or adverse market developments as well as regulatory and other developments with respect to protection awarded to technology innovations or compensation trends with respect to licensing. For example, our patent licensing business may be adversely affected if licensees’ ability to pay is reduced or they become insolvent or bankrupt. Additionally, poor performance of potential or current licensees may limit their motivation to seek new or renew existing licensing arrangements with us. In certain cases, the patent licensing income is dependent on the sales of the licensee, where the reduced sales of the licensee have a direct effect on the patent licensing income received by Nokia Technologies. With respect to fixed fee contracts, potential licensee bankruptcies would have adverse effects on the patent licensing income of Nokia Technologies. In addition, we are entering into new business areas based on our technology assets and may explore new business ventures. Such business or plans may be adversely affected by adverse industry and market developments in the numerous diverse markets in which Nokia Technologies operates, as well as by general economic conditions globally and regionally.

In addition, continued difficulties, uncertainty or deterioration in the global or regional economic conditions may:

¡	limit the availability of credit or raise related interest rates, which may have an adverse effect on the financial condition, and in particular the purchasing ability, of certain of our customers and may also result in requests for extended payment terms, credit losses or insolvencies;

¡	result in financial difficulties for our suppliers and partners, which in turn may result in their failure to perform as planned and, consequently, in delays in the delivery of our products;

¡	impair our ability to address customer requests for extended payment terms through sales of our customer receivables;

¡	result in lowered credit ratings of our short and long-term debt or a lowered outlook from credit rating agencies or limit our ability to improve our credit ratings and, consequently, impairing our ability to raise new financing or refinance our current borrowings and increasing our interest payments associated with any new debt instruments;

¡	result in failures of derivatives counterparties or other financial institutions, which could have a material adverse impact on our treasury operations;

¡	increase the volatility of exchange rates, which in turn may increase the costs of our products which we may not be able to pass on to our customers and result in significant competitive benefit to competitors who incur part of their costs in other currencies; hamper our pricing; and increase our hedging costs and limit our ability to hedge our exchange rate exposure;

¡	result in inefficiencies due to our deteriorated ability to appropriately forecast developments in our industry and plan and organize our operations accordingly, delayed or insufficient investments in new market segments and failure to adjust our costs appropriately;
¡	cause reductions in the future valuations of our investments and assets and result in impairment charges related to goodwill or other assets due to any significant underperformance relative to historical or projected future results by us or any part of our business or any significant changes in the manner of our use of acquired assets or the strategy for our overall business; or

¡	result in tax-related disputes or increased and/or more volatile taxes that could adversely impact our effective tax rate, including possible new tax regulation, stricter interpretations of such regulation or increased efforts by government bodies seeking to more aggressively collect taxes as well as costly or disruptive tax-related disputes.

We have significant presence in emerging markets and the economic conditions in these countries may be more volatile than in developed countries, and the purchasing power of our customers and consumers in developing markets depends to a greater extent on the price development of basic commodities and currency fluctuations, which may render our products or services unaffordable.

Adverse developments in the global financial markets could have a material adverse effect on our financial condition and results of operations and/or our ability to access affordable financing on terms satisfactory to us. For a more detailed discussion of our liquidity and capital resources, Refer to “Liquidity and Capital Resources” and Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F.

We are a company with global operations and with sales derived from various countries, exposing us to risks related to regulatory, political or other developments in various counties or regions.

We generate sales from and have manufacturing and other facilities and suppliers located in various countries around the world. Accordingly, regulatory developments, economic developments, or political turmoil, military actions, labor unrest, civil unrest, public health including disease outbreaks and environmental issues or natural and man-made disasters in such countries could have a material adverse effect on the supply of our products and services, including network infrastructure equipment manufactured in those countries, our sales and results of operations. In recent years, we have witnessed political unrest in various markets in which we conduct business or have operations in, which have adversely affected our sales in these markets or operations even outside these countries or regions, and any reoccurrence or escalation of such unrest could have a further material adverse effect on our sales or results of operations in the future. For instance, the events and instability in Ukraine and the international reaction to these may adversely affect our business or operations in Ukraine, Russia and/or related markets, including, as a result of current or increased economic and trade sanctions, economic uncertainty or a slowdown or downturn resulting from these events. As Nokia is a company with global operations and employees in a number of jurisdictions, as well as complex supply chains multiple business partners, we are inherently subject to various issues including potential health and safety

NOKIA ANNUAL REPORT ON FORM 20-F 2014	76

Operating and financial review

issues related to our operations, as well as the operations of our suppliers, and we are exposed to certain risks in relations to claims, disputes or adverse public perceptions caused by such issues.

Our business is subject to direct and indirect regulation in each of the countries where we, the companies with which we collaborate, and our customers, do business. We develop many of our products based on existing regulations and technical standards, our interpretation of unfinished technical standards or in some cases in the absence of applicable regulations and standards. As a result, changes in various types of regulations, their application, as well as economic and trade policies applicable to current or new technologies or products may adversely affect our business and results of operations. For example, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or the expansion and commercial launch and ultimate commercial success of such networks. Also, changes in applicable privacy related regulatory frameworks may adversely affect our business, including possible changes that increase costs, limit or restrict possibilities to offer products or services, or reduce or could be seen to reduce the privacy aspects of our offerings, including if further governmental interception capabilities or regulations aimed at allowing other governmental access to data are required for the products and services that we offer. For instance, the possibility that countries could further require governmental interception capabilities or regulations aimed at allowing other governmental access to data could adversely affect us, for instance by reducing our sales to such markets or limiting our ability to use components or software that we have developed or sourced from other companies. Our ability to protect the intellectual property in our products and generate intellectual property related net sales is dependent on regulatory developments in various jurisdictions, as well as the application of the regulations, for instance through administrative bodies. Export control, tariffs or other fees or levies imposed on our products and environmental, health, product safety and data protection, security, consumer protection, money laundering and other regulations that adversely affect the export, import, technical design, pricing or costs of our products could also adversely affect our sales and results of operations. In addition, changes in various types of regulations or their application with respect to taxation or other fees collected by governments or governmental agencies may result in unexpected payment obligations, and in response to prevailing difficult global economic conditions there may be an increased aggressiveness in collecting such fees. The economic and trade sanctions environment can also be difficult to navigate for companies with global operations. We may be subject to new, existing or tightened export control regulations, sanctions, embargoes or other forms of economic and trade restrictions imposed on certain countries. Such actions may trigger additional investigations, including tax audits by authorities or claims by contracting parties. The result and costs of such investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a costly settlement.

Our provision of services and adaptation of cloud-based solutions has resulted in a variety of new regulatory issues and makes us subject to increased regulatory scrutiny. Our current business models in the Nokia Networks and HERE businesses rely on certain centralized data processing solutions and cloud or remote delivery–based services for distribution of services and software or data storage. The cloud or remote delivery–based business models and operations have certain inherent risks, including those stemming from the potential security breaches, and applicable regulatory regimes may cause limitations in implementing such business models or expose us to regulatory or contractual actions. Moreover, our competitors have employed and will likely continue to employ significant resources to shape the legal and regulatory regimes in countries where we have significant operations. Legislators and regulators may make legal and regulatory changes or interpret and apply existing laws in ways that make our products and services less appealing to the end users, require us to incur substantial costs, change our business practices or prevent us from offering our products and services.

We have significant presence in emerging market countries, which may have a higher degree of regulatory or political risk. These markets represent a significant portion of our total sales, and a significant portion of any expected industry growth. Most of our suppliers are located in and our products are manufactured and assembled in emerging markets, particularly in Asia. Our businesses and investments in emerging markets may also be subject to risks and uncertainties, including unfavorable or unpredictable treatment in relation to tax matters, exchange controls, and other restrictions affecting our ability to make cross-border transfers of funds, regulatory proceedings, unsound or unethical business practices, challenges in protecting our IPR, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. Refer to Note 2, Segment information, of our consolidated financial statements included in this annual report on Form 20-F for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

In line with changes in strategy, as well as in some cases a difficult political or business environment and an increasingly complicated trade sanctions environment, Nokia and its Nokia Networks business have exited or reduced operations in certain areas or countries, with some of these exits or reductions in operations still-ongoing. We continuously monitor international developments and assess the appropriateness of our presence and businesses in various markets. For instance, as a result of ongoing international developments, Nokia Networks has continued to re-assess its position on performing business in Iran, and increasing activities with its existing customers in compliance with applicable trade sanctions and regulations. In 2014, Nokia Networks reached agreements with its existing customers that enable Nokia Networks to settle its historical contractual obligations and to explore resuming other business with the customers subject to compliance with applicable trade sanctions and regulations. The actions described in this paragraph may have adverse effects on Nokia for instance through triggering additional investigations, including tax audits by authorities or claims by contracting parties or reputational damage resulting for instance in adverse effects to business relationships. The result and costs of investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a settlement.

As a global company, we are subject to various legislative frameworks and jurisdictions that regulate fraud committed in the course of business operations, as well as economic and trade sanctions and, as such, the extent and outcome of possible proceedings is difficult to estimate with any certainty. Further, our businesses and results of operations may be adversely affected by regulation as well as economic and trade policies favoring the local industry participants as well as other measures with potentially protectionist objectives that host governments in different

NOKIA ANNUAL REPORT ON FORM 20-F 2014	77

Risk factors continued

countries may take, particularly in response to challenging global economic conditions. The impact of changes in or uncertainties related to regulation and trade policies could affect our businesses and results of operations adversely even in cases, where the specific regulations do not directly apply to us or our products and services. In many parts of the world where we currently operate or seek to expand our businesses, local practices and customs may be in contradiction to our Code of Conduct and could violate anticorruption laws, including the US Foreign Corrupt Practices Act and the UK Bribery Act 2010, or EU, as well as other applicable economic and trade sanctions and embargoes. Our employees, or other parties acting on our behalf, could violate policies and procedures intended to promote compliance with anticorruption laws or economic and trade sanctions. Violations of these laws by our employees or other parties acting on our behalf, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization, could result in us or our employees becoming subject to criminal or civil enforcement actions, including fines or penalties, disgorgement of profits and suspension or disqualification of sales. Additionally, violations of law or allegations of violations may result in the loss of reputation and business and adversely affect the Nokia brand. Detecting, investigating and resolving such situations may also result in significant costs, including the need to engage external advisers, and consume significant time, attention and resources from our management and other key employees. The result and costs of such investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a costly settlement.

We are a publicly listed company. As such, we are subject to various securities and accounting rules and regulations. While we have determined that our internal control over financial reporting was effective as of December 31, 2014 we must continue to monitor and assess our internal control over financial reporting and our compliance with the applicable securities regulation and accounting rules. If we were to fail to maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting could be adversely affected, which could result, for instance, in loss of confidence in us or in the accuracy and completeness of our financial reports, or otherwise in the imposition of fines or other regulatory censures, which could have a material adverse effect on us.

Our products, services and business models depend on IPR on technologies that we have developed as well as technologies that are licensed to us by certain third parties. As a result, evaluating the rights related to the technologies we use or intend to use is increasingly challenging, and we expect to continue to face claims that we could have allegedly infringed third parties’ IPR. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and/or costly and time-consuming litigation.

Our products and services include, and our business models depend on, utilization of numerous patented standardized or proprietary technologies. We invest significantly in R&D through our businesses to develop new relevant technologies, products and services. Our R&D activities have resulted in us having one of the industry’s strongest intellectual property portfolios in Nokia Technologies and a strong portfolio in Nokia Networks, which our products and services depend on and we license to other companies. We believe our innovations that are protected by IPR are a strong competitive advantage for our businesses. The continued strength of our portfolios depends on our ability to create new relevant technologies, products and services through our R&D activities.

Our products and services include increasingly complex technologies that we have developed or that have been licensed to us by certain third parties. The amount of such proprietary technologies and the number of parties claiming IPR continue to increase, even within individual products, as the range of our products become more diversified and as the complexity of the technology increases. Additionally, we may enter into new business areas involving complex technologies. As such we continue to face the possibility of alleged infringement and related intellectual property claims against us going forward. The holders of patents and other IPR potentially relevant to our products may be unknown to us, may have different business models, may refuse to grant licenses to their proprietary rights, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to alleged infringement or other corresponding allegations or claims by others which could impair our ability to rely on such technologies. In addition, although we endeavor to ensure that companies collaborating with us possess appropriate IPR or licenses, we cannot fully avoid the risks of IPR infringement created by suppliers of components and various layers in our products, or by companies with which we collaborate in R&D activities. Similarly, we and our customers may face claims of infringement in connection with their use of our products.

It is common that we need to indemnify our customers for certain intellectual property related infringement claims related to products or services purchased from us. Such claims are generally made directly to a Nokia customer and we may have limited possibilities to control the processes or evaluate the outcomes of such in advance. As such, indemnifications can result in significant payments obligations for us that may be difficult to forecast in advance.

The business models for mobile services are from many aspects not established currently. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive licensing terms may have a material adverse effect on the cost or timing of content-related services offered by us, mobile network operators or third-party service providers.

Since all technology standards, including those we use and rely on, include certain IPR, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe the number of third parties declaring their intellectual property to be potentially relevant to these standards, for example, the standards related to so called 3G and LTE mobile communication technologies, as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. As the number of market entrants and the complexity of technology increases, it remains likely that we will need to obtain licenses with respect to existing and new standards from other licensors. While we believe, most such IPR declared or actually found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree with this and thus, we have experienced costly and time-consuming litigation over such issues and we may continue to experience such litigation in the future.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	78

Operating and financial review

From time to time, some existing patent licenses may expire or otherwise become subject to renegotiation. The inability to renew or finalize such arrangements or renew licenses with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products and could result in payments that could potentially have a material adverse effect on our operating results and financial condition. These legal proceedings may continue to be expensive and time-consuming and divert the efforts of our management and technical expert employees from our businesses, and, if decided against us, could result in restrictions on our ability to sell our products, require us to pay increased licensing fees, unfavourable judgments, costly settlements, fines or other penalties and incur expenses.

Our patent license agreements may not cover all the future businesses that we may enter, our existing businesses may not necessarily be covered by our patent license agreements if there are changes in our corporate structure or our subsidiaries, or our newly-acquired businesses may already have patent license agreements with terms that differ from similar terms in our patent license agreements. This may result in increased costs, restrictions in the use of certain technologies or time-consuming and costly disputes whenever there are changes in our corporate structure or our subsidiaries, or whenever we enter new businesses or acquire new businesses.

We make accruals and provisions to cover our estimated total direct IPR costs for our products. The total direct IPR costs consist of actual payments to licensors, accrued expenses under existing agreements and provisions for potential liabilities. We believe our accruals and provisions are appropriate for all technologies owned by third parties. The ultimate outcome, however, may differ from the provided level, which could have a positive or adverse impact on our results of operations and financial condition.

Any restrictions on our ability to sell our products due to expected or alleged infringements of third-party IPR and any IPR claims, regardless of merit, could result in a material loss of profits, costly litigation, the obligation to pay damages and other compensation, the diversion of the attention of our key employees, product shipment delays or the need for us to develop non-infringing technology or to enter into a licensing agreement on unfavourable commercial terms. If licensing agreements were not available or are not available on commercially acceptable terms, we could be precluded from making and selling the affected products, or could face increased licensing costs. As new features are added to our products, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a material adverse effect on our operating results. Refer to “Business Overview—Nokia Networks—Patents and licenses” and “Business Overview—Nokia Technologies—Patents and licenses” for a more detailed discussion of our intellectual property activities.

We have operations in a number of countries and, as a result, face complex tax issues and tax disputes and could be obligated to pay additional taxes in various jurisdictions.

We operate our businesses in a number of jurisdictions which involve different tax regimes and application of rules related to taxation. Applicable taxes such as income taxes as well as indirect taxes and social taxes, for which we make provisions, could increase significantly as a result of changes in applicable tax laws in the countries where we operate, the interpretation of such laws by local tax authorities could drastically change or tax audits may be performed by local tax authorities. The impact of these factors is dependent on the types of revenue and mix of profit we generate in various countries, for instance, profits from sales of products or services may have different tax treatments.

Nokia is subject to income taxes in multiple jurisdictions. Our businesses and investments globally and especially in emerging markets are subject to uncertainties, including unfavorable or unpredictable changes in tax laws (possibly with retroactive effect in certain cases), taxation treatment and regulatory proceedings including tax audits. For instance, during early 2013 Nokia became subject to a tax investigation in India, focusing on Indian tax consequences of payments made within Nokia for the supply of operating software from its parent company in Finland. Such proceedings can be lengthy, involve actions that can hinder local operations, affect unrelated parts of our business and the outcome of such proceedings is difficult to predict. Refer to Note 13, Income tax, of our consolidated financial statements included in this annual report on Form 20-F for more information on our tax proceedings. Adverse developments or outcomes of such proceedings could have a material adverse effect on our cash flows, income statement and financial position. We are required to indemnify Microsoft for certain tax liabilities, including tax liabilities for the Nokia entities acquired by Microsoft in connection with the closing of the Sale of the D&S Business or the assets acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the closing of the Sale of the D&S Business or a certain pre-closing portion of any taxable period that includes the closing date of the Sale of the D&S Business or taxes imposed with respect to any asset not acquired by Microsoft in connection with the Sale of the D&S Business.

There may also be unforeseen tax expenses that may turn out to have an unfavourable impact on us. As a result and given the inherent unpredictable nature of taxation, there can be no assurance that the estimated long-term tax rate of Nokia will remain at current level or that cash flows regarding taxes will be stable.

Our actual or anticipated performance, among other factors, could reduce our ability to utilize our deferred tax assets.

Deferred tax assets recognized on tax losses, unused tax credits and tax deductible temporary differences are dependent on our ability to offset such items against future taxable income within the relevant tax jurisdiction. Such deferred tax assets are also based on our assumptions on future taxable earnings and these may not be realized as expected, which may cause the deferred tax assets to be materially reduced. There can be no assurances that an unexpected reduction in deferred tax assets will not occur. Any such reduction could have a material adverse effect on us. Additionally, our earnings have in the past been and may in the future continue to be unfavorably impacted in the event that no tax benefits are recognized for certain deferred tax items.

We may be unable to retain, motivate, develop and recruit appropriately skilled employees.

Our success is dependent on our ability to retain, motivate, develop (through constant competence training) and recruit appropriately skilled employees with a comprehensive understanding of our current and planned businesses, technologies, software, products and services. The market for skilled employees and leaders in our businesses is extremely competitive.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	79

Risk factors continued

We aim to create a corporate culture that is motivational and encourages creativity and continuous learning as the competition for skilled employees remains intense. We have over recent years significantly reduced our workforce and introduced changes in our strategy. Changes and uncertainty may cause disruption and dissatisfaction among employees, as well as fatigue due to the cumulative effect of several other reorganizations in past years. As a result, employee motivation, energy, focus, morale and productivity may be reduced, causing inefficiencies and other problems across the organization and leading to the loss of key employees and the increased costs in resolving and addressing such matters. Reorganizations and strategic changes may also result in key employees leaving us or resource gaps, some of which may only be noticed after a certain period of time. If the strategic direction of Nokia or any of its businesses is perceived adversely by our employees, this may result in a heightened risk of being able to retain or recruit needed resources. Moreover, our employees may be targeted aggressively by our competitors, for instance, due to recent changes in our strategy, and some employees may be more receptive to such offers, leading to the loss of key employees. Accordingly, we may need to adjust our compensation and benefits policies and take other measures to attract, retain and motivate skilled employees to align with the changes to our mode of working and culture in order to implement our new strategies successfully. Additionally, succession planning especially with respect to key employees and leaders is crucial to avoid business disruptions and to ensure the appropriate transfer of knowledge. From time to time, we may acquire businesses or complete other transactions where retaining key employees may be crucial to obtain intended benefits of such transactions and as such, we must ensure that key employees of such acquired businesses are retained and appropriately motivated. However, there can be no assurances that we will be able to implement measures successfully to retain or hire the needed employees. We believe this will require significant time, attention and resources from our senior management and other key employees within our organization and may result in increased costs. We have encountered, and may in the future encounter, shortages of appropriately skilled employees or lose key employees or senior management, which may hamper our ability to implement our strategies and have a material adverse effect on our business and results of operations.

Relationships with employee representatives are generally managed at site level and most collective bargaining agreements have been in place for several years. Our inability to negotiate successfully with employee representatives or failures in our relationships with such representatives could result in strikes by the employees, increased operating costs as a result of higher wages or benefits paid to employees as the result of such strike or other industrial action and/or inability to implement changes to our organization and operational structure in the planned timeframe or expense level, or at all. If our employees were to engage in a strike or other work stoppage, we could experience a significant disruption in our day-to-day operations and/or higher ongoing labor costs, which could have a material adverse effect on our business and results of operations.

If any of the companies we partner and collaborate with were to fail to perform as expected or if we fail to achieve the collaboration or partnering arrangements needed to succeed, we may not be able to bring our products, services or technologies to market successfully or in a timely manner or our operations could be affected adversely.

We are increasingly collaborating and partnering with third parties to develop technologies, products and services, as well as seek new revenue through partnering arrangements. Also, we depend on third-party partners in our efforts to monetize the Nokia brand and technologies, for instance through arrangements where the Nokia brand is licensed to third-party products and the product development and distribution are handled partly or fully by third parties. Additionally, we have outsourced various functions to third parties and are relying on them to provide certain services to us. These arrangements involve the commitment by each party of certain resources, including technology, R&D, services and employees. Although the objective of the collaborative and partnering arrangements is a mutually beneficial outcome for each party, our ability to introduce products and services that are commercially viable and meet our and our customers’ and consumers’ quality, safety, security and other standards in a timely manner could be hampered if, for example, any of the following risks were to materialize:

¡	we fail to engage the right partners or on terms that are beneficial to us;

¡	we are unable to collaborate and partner effectively with individual partners and simultaneously with multiple partners to execute and reach the targets set for the collaboration;

¡	the arrangements with the parties we collaborate with do not develop as expected, including their performance, delivery and timing, or include terms which prove unfavorable to us;

¡	the technologies provided by the parties we work with are insufficiently protected or infringe third parties’ IPR in a way that we cannot foresee or prevent, or confidential information shared with partners is leaked;

¡	the technologies or products or services supplied by the parties we work with do not meet the required quality, safety, security and other standards or customer needs;

¡	the partners cause damage to the Nokia brand, for instance, if the brand licensed products are of poor quality or messaging or advertisements failures;

¡	our own quality controls fail;

¡	adverse public perception of our partner is reflected on us or we are exposed to claims against us, for instance, due to labor, safety, compliance or environmental issues of our partners, including supply chain; or

¡	the financial condition of our collaborative partners deteriorates, which may result in underperformance by the collaborative partners, insolvency, bankruptcy or closure of the business of such partners.

Our net sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our American Depositary Shares (“ADSs”), are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies.

We are a company with global operations and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. There can be no assurance, however, that our hedging activities will prove successful in mitigating the impact of exchange rate fluctuations. In addition, significant volatility in the exchange rates may increase our hedging costs, as well as limit our ability to hedge our exchange rate exposure in particular against unfavorable movements in the exchange rates of certain emerging market currencies, could have an adverse effect on our results of operations, particularly our profitability. Further, exchange

NOKIA ANNUAL REPORT ON FORM 20-F 2014	80

Operating and financial review

rate fluctuations may have an adverse effect on our net sales, costs and results of operations, as well as our competitive position through their impact on our competitors and customers. Further, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro as well as the market price of our ADSs. For a more detailed discussion of exchange risks, refer to “Operating and financial review and prospects—Principal Industry Trends Affecting Operations” and Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F.

An unfavorable outcome of litigation, contract-related disputes or allegations of health hazards associated with our businesses could have a material adverse effect on our us.

We are a party to lawsuits and contract-related disputes in the normal course of our business. Litigation or contract related disputes for instance through arbitration can be expensive, lengthy and disruptive to normal business operations and divert the efforts of our management. Moreover, the outcomes of complex legal proceedings or contract-related disputes are difficult to predict.

An unfavorable resolution of a particular lawsuit or contract-related dispute could have a material adverse effect on our business, results of operations, financial condition and reputation.

We record provisions for pending litigation when we determine that an unfavourable outcome is likely and the loss can reasonably be estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially differ from estimates. We believe our provisions for pending litigation are appropriate. The ultimate outcome, however, may differ from the provided estimate, which could either have a positive or an adverse impact on our results of operations and financial condition.

Although Nokia products are designed to meet all relevant safety standards and recommendations globally, we cannot guarantee we will not become subject to product liability claims or be held liable for such claims or be required to comply with future regulatory changes in this area, and these could have a material adverse effect on our business. We have been involved in several lawsuits alleging adverse health effects associated with our products, including those caused by electromagnetic fields and the outcome of such procedures is difficult to predict, including the potentially significant fines or settlements. Even a perceived risk of adverse health effects of mobile devices or base stations could have a material adverse effect on us through a reduction in the demand for mobile devices having an adverse effect, for instance through a decreased demand for mobile networks or increased difficulty in obtaining sites for base stations.

Refer to Note 28, Provisions, of our consolidated financial statements included in this annual report on Form 20-F for a more detailed discussion on litigation that we are party to.

Our operations rely on the efficient and uninterrupted operation of complex and centralized information technology systems and networks and certain personal and consumer data is stored as part of our business operations. If a system or network inefficiency, cybersecurity breach, malfunction or disruption occurs, this could have a material adverse effect on our business and results of operations.

Our operations rely on the efficient and uninterrupted operation of complex and centralized information technology systems and networks, which are integrated with those of third parties. Additionally, certain personal and consumer data is stored by us or our customers as part of our business operations. All information technology systems are potentially vulnerable to damage, malfunction or interruption from a variety of sources. We are to a significant extent relying on third parties for the provision of information technology systems and networks. We may experience disruptions if our partners do not deliver as expected or if we are unable to successfully manage systems together with our business partners. The ongoing trend to cloud-based architectures and network function virtualization is introducing further complexity and associated risk.

We are constantly looking into ways of improving our information technology systems. We are building new capabilities, and for instance in our Nokia Networks business we are introducing new significant information technology solutions, expected to be taken into use during 2015. We will often need to use new service providers and may, due to technical developments or choices regarding technology, increase our reliance on certain new technologies, such as cloud or remote delivery-based services and certain other services that are used over the internet rather than using the traditional licensing model. Switching to new service providers and introducing new technologies is inherently risky and may expose us to an increased risk of disruptions in our operations, for instance due to network inefficiency, a cybersecurity breach, malfunctions or other disruptions resulting from information technology systems.

We pursue various measures in order to manage our risks related to system and network malfunctions and disruptions, including the use of multiple suppliers and information technology security. However, despite precautions taken by us, any malfunction or disruption of our current or future systems, or networks such as an outage in a telecommunications network used by any of our information technology systems, or a breach of our cybersecurity, such as an attack, malware or other event that leads to an unanticipated interruption or malfunction of our information technology systems or networks or data leakages, could have a material adverse effect on our business, results of operations and brand value. In addition, if we fail to successfully use our information technology systems and networks, our operational efficiency or competitiveness could be impaired, which could have a material adverse effect on our business and results of operations. A disruption, for instance, in our location-based services, could cause significant discontent among users of our products resulting in claims or deterioration of our brand value.

Although we endeavor to develop products and services that meet with the appropriate security standards, including effective data protection, we or our products and online services, marketing and developer sites may be subject to cybersecurity breaches, including hacking, viruses, worms and other malicious software, unauthorized modifications or illegal activities, that may cause potential security risks and other harm to us, our customers or consumers and other end-users of our products and services. Events or mere allegations of cybersecurity breaches may have a material adverse effect on our business. Additionally, we contract with multiple third parties in various jurisdictions who collect and use certain data on our behalf. Although we have processes in place designed to ensure appropriate collection, handling and use of such data, third parties may use the data inappropriately, breach laws and contracts in collecting, handling or using or leaking such data. This could lead to lengthy legal proceedings or fines imposed on us as well as adverse effects to our reputation and brand value.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	81

Risk factors continued

In connection with providing products and services to our customers and consumers, certain customer feedback, information on consumer usage patterns and other personal and consumer data is collected and stored through us, either by us or our business partners or subcontractors. Loss, improper disclosure or leakage of any personal or consumer data collected by us or which is available to our partners or subcontractors, made available to us or stored in or through our products could have a material adverse effect on us and harm our reputation and brand. In addition, governmental authorities may use our networks products to access the personal data of individuals without our involvement, for example, through so-called lawful intercept capability of network infrastructure. Even perceptions that our products do not adequately protect personal or consumer data collected by us, made available to us or stored in or through our products or that they are being used by third parties to access personal or consumer data could impair our sales, results of operations, reputation and brand value.

We may not be able to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, for instance due to issues in successfully selecting the targets or failure to execute transactions or due to unexpected liabilities associated with such transactions.

From time to time, we may consider possible transactions that could complement our existing operations and enable us to grow our business or divest our existing businesses or operations. We have made a number of acquisitions and divestments in addition to the Sale of the D&S Business, we have for instance as part of Nokia Networks’ strategy to focus on mobile broadband, divested certain businesses and may make further transactions, such as acquisitions, divestments, mergers or joint ventures in the future.

We cannot provide assurance that any transactions, such as acquisitions, divestments, mergers or joint ventures, we consummate will ultimately provide the benefits we originally anticipate and the return on the acquisition may be below targets or negative. After reaching an agreement for a transaction, we may need to satisfy pre-closing conditions on acceptable terms, which may prevent us from completing the transaction or make changes to the scope of the transaction. Furthermore, we may not succeed in integrating acquired operations with our existing businesses.

Transactions, including acquisitions, divestments, mergers or joint ventures involve inherent risks, including:

¡	the assumption and exposure to unknown or contingent liabilities of acquired businesses; such as those related to contractual obligations, taxes, pensions, environmental liabilities, disputes and compliance matters;

¡	the ability to integrate acquired businesses and/or to achieve identified and anticipated operating and financial synergies;

¡	unanticipated delays or inability to proceed with transactions as planned, for instance, due to issues in obtaining regulatory or shareholder approvals. For instance, in certain cases regulatory bodies could impose conditions on the acquirer of a business to divest certain assets or impose other obligations due to competition laws;

¡	unanticipated costs or changes in scope, for instance, due to issues with regulators or courts imposing terms on a transaction or obstacles that result in changes required in the scope of the transaction;

¡	the diversion of management attention from the existing business;
¡	the potential loss of key employees and customers;

¡	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

¡	potential disputes with sellers, purchasers or other counterparties;

¡	impairments related to goodwill and other intangible assets, for instance, due to business performance after an acquisition or differences in evaluating the goodwill with respect to the acquired businesses;

¡	there may be limitations in our ability to control any potential joint ventures and accordingly such transactions may result in increased exposure to operational, compliance, legal or financial risks;

¡	unexpected costs associated with the separation of the business which is to be divested;

¡	additional payment obligations and higher costs resulting from non-performance by divested businesses;

¡	exposure to contingent liabilities in connection with any indemnity we provide to the purchaser in connection with such divestment;

¡	potential post-closing claims for indemnification and disputes with purchaser;

¡	our dependency on some of the divested businesses as our suppliers in the future; and

¡	high transaction costs.

The Sale of the D&S Business may expose us to contingent liabilities and the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us. The Devices & Services Purchase Agreement may expose us to liabilities or have terms that prove unfavorable to us. Under the Devices & Services Purchase Agreement, we are required to indemnify Microsoft for the breach or violation of certain representations and warranties and covenants made by us in the Devices & Services Purchase Agreement, subject to certain limitations and, in some cases, subject to a cap of EUR 284 250 000 and for losses arising from assets not acquired by Microsoft, liabilities retained by us and liabilities that are not primarily related to the Devices & Services business, subject to certain limitations and, in some cases, subject to a cap of EUR 284 250 000. Significant indemnification claims by Microsoft with respect to the Devices & Services Purchase Agreement and the Sale of the D&S Business could have a material adverse effect on our financial condition. In addition, we are required to indemnify Microsoft for certain tax liabilities, including tax liabilities of the Nokia entities acquired by Microsoft, the Devices & Services business or the assets to be acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the transaction or a certain pre-closing portion of any taxable period that includes the closing date of the transaction or taxes imposed with respect to any asset not being acquired by Microsoft.

Significant transactions may also result in claims between the parties, which can consume time and management attention and the outcome of disputes related to significant transactions may be difficult to predict.

Our efforts aimed at managing and improving financial or operational performance, cost savings and competitiveness may not lead to targeted results or improvements.

We need to manage our operating expenses and other internal costs to maintain cost efficiency and competitive pricing of our products and services. Failure by us to determine the appropriate prioritization of operating expenses and other costs, to identify and implement the appropriate

NOKIA ANNUAL REPORT ON FORM 20-F 2014	82

Operating and Financial review

measures to adjust our operating expenses on a timely basis and other costs accordingly, or to maintain achieved reduction levels, could have a material adverse effect on our business, results of operations and financial condition.

Nokia operates in highly competitive industries and we are continuously aiming to increase the efficiency of our operations. We may in the ordinary course of business institute new plans for restructuring measures. The restructuring programs are costly, potentially disruptive to operations and may not lead to sustainable improvements in overall competitiveness and profitability, and may have an adverse effect, for instance, as a result of the loss of scale benefits.

We may not be able to optimize our capital structure as planned and re-establish our investment grade credit rating.

We announced a planned capital structure optimization program on April 29, 2014 which focuses on recommencing dividends, distributing excess capital to shareholders, and reducing interest bearing debt. Nokia also has a target to re-establish its investment grade credit rating. There can be no assurance that the capital structure optimization program can be executed as currently planned or that it would result in the targeted benefits, including us being able to re-establish our investment grade credit rating. Additionally, returning capital to shareholders reduces our capital, which could expose us to financial difficulties or us needing to incur additional indebtedness under certain circumstances, for instance, if we have not accurately estimated our need of capital going forward or our business performance.

Risks related specifically to Nokia Networks

In addition to the other risks described in this section, the following are risks specifically related to our Nokia Networks’ business.

Nokia Networks focuses on mobile broadband and accordingly its sales and profitability depend on its success in the mobile broadband infrastructure and related services market. Nokia Networks may fail to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse solution needs of its customers in such market or to such technological developments.

In line with its strategy, Nokia Networks focuses on mobile broadband and related services. Nokia Networks is focusing on end-to-end mobile broadband leadership, services growth, and quality and execution. Accordingly, if Nokia Networks is not successful in implementing its strategy and achieving the desired outcomes in a timely manner or if the mobile broadband infrastructure and related services market fails to develop in the manner currently anticipated by us, or if there are unfavourable variations in Nokia Networks’ product and service mix towards lower margin products or services, the Nokia Networks’ business, results of operations, particularly profitability, and financial condition could be materially adversely effected. Nokia Networks’ success with its focus on mobile broadband infrastructure and related services is subject to risks and uncertainties, including:

¡	the intensity of the competition;

¡	further consolidation of Nokia Networks’ customers or competitors;

¡	Nokia Networks’ inability to develop mobile broadband products and services in a timely manner, or at all, that meet future technological or quality requirements and challenges;

¡	Nokia Networks’ inability to correctly estimate technological developments or adapt to such;

¡	the development of the mobile broadband and related services market in directions that leave Nokia Networks deficient in certain technologies and industry areas that impact its overall competitiveness;

¡	certain customers who currently buy products and services from Nokia Networks, which are not regarded as core customers, may choose to turn to alternative vendors to maintain end-to-end services from such vendors;

¡	delays in executing relevant initiatives related to the further implementation of Nokia Networks’ strategy;

¡	Nokia Networks’ inability to successfully develop market recognition as a leading provider of software and services in the mobile broadband infrastructure and related services market;

¡	Nokia Networks’ inability to sustain or grow its net sales in the businesses and areas of its strategic focus, which could result in the loss of scale benefits and reduced competitiveness;

¡	Nokia Networks’ inability to identify opportunities and entering agreements which meet its requirements and profitability estimates, and capture the expected opportunities for additional sales related to deals with lower initial profitability;

¡	Nokia Networks’ inability to continue utilizing current customer relations related to its mobile broadband infrastructure products for advancing its sales of related services, and Nokia Networks may not be able to pursue new services-led growth opportunities;

¡	Nokia Networks’ global presence and business that involves large projects expose Nokia Networks to various business and operational risks including those related to market developments, political unrest, economic and trade sanctions and compliance and anticorruption related risks, especially with respect to emerging markets;

¡	Nokia Networks’ inability to maintain efficient and low-cost operations; and

¡	Nokia Networks may be adversely effected by economic or political instability or the existence or introduction of further economic and trade sanctions, for instance the events in Ukraine and the international reaction to these may adversely affect the Nokia Networks business or operations in Ukraine, Russia and/or related markets.

Nokia Networks faces intense competition and may fail to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and to bring them to market in a timely manner.

The mobile broadband infrastructure and related services market is characterized by rapidly changing technologies, frequent new solutions requirements and product feature introductions and evolving industry standards.

Nokia Networks’ business performance depends to a significant extent on the timely and successful introduction of new products, services and upgrades of current products to meet the evolving requirements of its customers, comply with emerging industry standards and address competing technological and product developments carried out by competitors. The R&D of new and innovative, technologically advanced products, including the introduction of new radio frequency technologies, as well as upgrades to current products and new generations of technologies, is a complex and uncertain process requiring high levels of innovation and investment, as well as accurate anticipation of technology and market trends. Nokia Networks may focus its resources on products and technologies that do not become widely accepted or ultimately prove unviable. Nokia Networks results of operations will depend to a significant extent on its ability to succeed in following areas:

NOKIA ANNUAL REPORT ON FORM 20-F 2014	83

Risk factors continued

¡	maintaining and developing a product portfolio and service capability that is attractive to its customers;

¡	continuing to introduce new products and product upgrades successfully and on a timely basis;

¡	development of new or enhance existing tools for its services offerings;

¡	optimizing the amount of customer or market specific technology, product and feature variants in the product portfolio;

¡	continuing to enhance the quality of its products and services;

¡	appropriate pricing of the products and services, which is crucial in the networks infrastructure business due to the typical long-term nature and complexity of the agreements; and

¡	leveraging its technological strengths.

The participants in the mobile broadband infrastructure and related services market compete on the basis of product offerings, technical capabilities, quality, service and price. The competitive environment in this market continues to be intense and is characterized by maturing industry technology, equipment price erosion and challenging price competition. Moreover, mobile operators’ cost reductions, network sharing and industry consolidation among the operators are reducing the amount of available business, resulting in further increasing competition and pressure on pricing and profitability.

Consolidation of operators may result in them concentrating their business in selected service providers, increasing the possibility that agreements with Nokia Networks are terminated or not renewed.

Nokia Networks competes with companies that have larger scale, affording such companies more flexibility on pricing, likewise Nokia Networks competes with companies that may have stronger customer financing possibilities due to internal policies or governmental support, such as in the form of trade guarantees, allowing them to offer products and services at very low prices or with attractive financing terms. Nokia Networks’ key competitors have large scale, and industry consolidation could result in even larger scale entities, impairing Nokia Networks’ competitive position. Nokia Networks also continues to face intense competition from competitors, including from China, which endeavor to gain further market share and broaden their presence in new areas of the network infrastructure and related services business. Competition for new customers, as well as for new infrastructure deployment is particularly intense and focused on price and contract terms in favor of customers. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. For example, the virtualization of core and radio networks and the convergence of information technology and telecommunications may lower the barriers to entry for IT companies entering the traditional telecommunications industry. Further, these developments may enable more generic IT and intellectual property hardware to be used in telecommunications networks leading to further price pressure. If Nokia Networks cannot respond successfully to the competitive challenges in the mobile broadband infrastructure and related services market, our business and results of operations, particularly profitability, and financial condition may be materially adversely affected.

Nokia Networks’ failure to effectively and profitably invest in new competitive products, services, upgrades and technologies and bring them to market in a timely manner could result in a loss of net sales and market share and have a material adverse effect on our results of operations, particularly profitability, and financial condition. Nokia Networks needs to introduce products and services in a cost-efficient and a timely manner and to manage proactively the costs and cost development related to its portfolio of products and services, including component sourcing, manufacturing, logistics and other operations. Currency fluctuations may also have an adverse impact on Nokia Networks’ ability to manage its costs. If Nokia Networks fails to maintain or improve its market position and scale compared to its competitors across the range of its products and services, as well as leverage our scale to the fullest extent, or if it is unable to develop or otherwise acquire software, keep prices at competitive levels, or if its costs increase relative to those of our competitors due to currency fluctuations, this could materially adversely affect our competitive position, business and results of operations, particularly our profitability.

Nokia Networks’ products are highly complex, and defects in their design, manufacture and associated hardware, software and content have occurred and may occur in the future. Defects and other quality issues may result from, among other things, failures in our own product manufacturing and service creation and delivery as well as failures of our suppliers to comply with our supplier requirements, or failures in products and services created jointly with business partners or other third parties where the development and manufacturing process is not fully within our control. Quality issues may cause, for instance, delays in deliveries, liabilities for network outages, and additional repair, product replacement or warranty costs to us, and harm our reputation and our ability to sustain or obtain business with our current and potential customers. With respect to our services, quality issues may relate to the challenges of having the services fully operational at the time they are made available to our customers and maintaining them on an ongoing basis. We make provisions to cover our estimated warranty costs for our products. We believe our provisions are appropriate, although the ultimate outcome may differ from the provisions that are provided for, which could have a material adverse effect on our results of operations, particularly profitability and financial condition.

Nokia Networks is dependent on a limited number of customers and large multi-year agreements and accordingly a loss of a single customer, further operator consolidation or issues related to a single agreement, may have a significant impact on Nokia Networks.

A large proportion of net sales that Nokia Networks generates have historically been derived from a limited number of customers. As consolidation among existing customers continues, it is possible that an even greater portion of Nokia Networks’ net sales will be attributable to a smaller number of large service providers operating in multiple markets. As part of Nokia Networks’ focus on certain markets, the proportion of the sales to certain key customers in such markets has also grown. These developments will also increase the impact of the outcome of certain individual agreement tenders on Nokia Networks’ net sales. In addition, mobile operators are increasingly entering into network sharing arrangements, as well as joint procurement agreements, which may reduce their investments and the number of networks available for Nokia Networks to service. Further, the procurement organizations of certain large mobile operators sell consulting services to enhance the negotiation position of smaller operators towards their vendors. As a result of these trends and the intense competition in the industry, Nokia Networks may be required to provide agreement terms increasingly favorable to customers to remain competitive. Any unfavorable developments in relation to, or any change in the agreement terms applicable to a major customer, may have a material adverse effect on our business, results of operations and financial condition.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	84

Operating and Financial review

Large multi-year agreements, which are typical in the mobile broadband infrastructure and related services business, include a risk that the timing of sales and results of operations associated with such agreements will differ from expectations. Moreover, such agreements often require dedication of substantial amounts of working capital and other resources, which may adversely affect our cash flow, particularly in the early stages of the term of an agreement, or may require Nokia Networks to continue to sell certain products and services, or to certain markets, that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products and services, or focusing more profitable or strategically important markets. Any suspension, termination or non-performance by us under the agreement terms may have a material adverse effect on Nokia Networks because mobile operators have demanded and may continue to demand stringent agreement undertakings, such as penalties for agreement violations.

We may fail to manage our manufacturing, service creation and delivery, as well as our logistics efficiently, and without interruption, or the limited number of suppliers we depend on may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting our customers’ needs.

Our product manufacturing, service creation and delivery as well as our logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve efficiency and flexibility of our manufacturing, service creation and delivery as well as our logistics and to produce, create and distribute continuously changing volumes. We may experience difficulties in adapting our supply to meet the changing demand for our products and services, both ramping up and down production at our facilities and network implementation capabilities as needed on a timely basis, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, managing the increasingly complex manufacturing process and service creation and delivery process or achieving required efficiency and flexibility, whether we manufacture our products and create and deliver our services ourselves or outsource to third parties.

Our manufacturing operations depend on obtaining sufficient quantities of fully functional products, components, sub-assemblies, software and services on a timely basis. Our principal supply requirements for our products are for electronic components, mechanical components and software, which all have a wide range of applications in our products.

In some cases, a particular component or service may be available only from a limited number of suppliers or from a single supplier. In addition, our dependence on third-party suppliers has increased as a result of our strategic decisions to outsource certain activities. Suppliers may from time to time extend lead times, limit supplies, change their partner preferences, increase prices, provide poor quality supplies or be unable to adapt to changes in demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and services on a timely basis. For example, Nokia Networks’ efforts to meet its customer needs during major network roll-outs in certain markets may require sourcing large volumes of components and services from suppliers and vendors at short notice and simultaneously with its competitors. If we fail to anticipate customer demand properly, an over-supply or under-supply of components and production or services delivery capacity could occur. In many cases, some of our competitors utilize the same contract manufacturers, component suppliers and service vendors. If they have purchased capacity or components ahead of us, this could prevent us from acquiring the required components or services, which could limit our ability to supply our customers or increase our costs.

We also commit to certain capacity levels or component quantities which, if unused, will result in charges for unused capacity or scrapping costs. The cost-efficiencies implemented in our supply chain designed to enable us to meet our target of reducing Nokia Networks’ production overheads may result in lapses in the availability of certain components, especially in times of tight supply or demand peaks.

We may not be able to secure components at attractive terms from our suppliers or, a supplier may fail to meet our supplier requirements, such as, most notably, our and our customers’ product quality, safety, security and other standards. Consequently, some of our products may be unacceptable to us and our customers, or may fail to meet our quality controls. In case of issues affecting a product’s safety or regulatory compliance, we may be subject to damages due to product liability, or defective products, components or services may need to be replaced. Also, some suppliers may not comply with local laws, including, among others, local labor laws. In addition, a component supplier may experience delays or disruptions to its manufacturing processes or financial difficulties or even insolvency, bankruptcy or closure of its business, in particular due to difficult economic conditions. Any of these events could delay our successful and timely delivery of products that meet our and our customers’ quality, safety, security and other requirements, or otherwise materially adversely affect our sales and results of operations or our reputation and brand value.

Our current business models rely on certain centralized data processing solution and cloud or remote delivery-based services for distribution of services and software or data storage. The cloud or remote delivery-based business models and operations have certain inherent risks, including those stemming from the potential security breaches and applicable regulatory regimes, which may cause limitations in implementing cloud or remote delivery-based models or expose us to regulatory or contractual actions.

We may also experience challenges caused by third parties or other external difficulties in connection with our efforts to modify our operations to improve the efficiency and flexibility of our manufacturing, service creation and delivery as well as our logistics, including, but not limited to, strikes, purchasing boycotts, public harm to our brands and claims for compensation resulting from our decisions on where to place and how to utilize our manufacturing facilities. Such difficulties may result from, among other things, delays in adjusting production at our facilities, delays in expanding production capacity, failures in our manufacturing, service creation and delivery as well as logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Such failures or interruptions could result in our products not meeting our and our customers’ quality, safety, security and other requirements, or being delivered late or in insufficient or excess volumes compared to our own estimates or customer requirements, which could have a material adverse effect on our sales, results of operations, reputation and the value of our brands.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	85

Risk factors continued

Many of our production sites or the production sites of our suppliers are geographically concentrated, with a majority of our suppliers based in Asia. In the event that any of these geographic areas are affected by any adverse conditions, such as natural disasters, geopolitical disruptions or civil unrest that disrupt production and/or deliveries from our suppliers, our ability to deliver our products on a timely basis could be adversely affected, which may materially adversely affect our business and results of operations.

Nokia Networks may be adversely affected by developments with respect to the customer financing or extended payment terms it provides to customers.

Mobile operators in certain markets may require their suppliers, including Nokia Networks, to arrange, facilitate or provide financing in order to obtain sales or business. They may also require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. Requests for customer financing and extended payment terms are typical for our industry.

Uncertainty in the financial markets may result in increased customer financing requests. As a strategic market requirement, Nokia Networks arranges and facilitates financing or provides extended payment terms to a number of customers, typically supported by export credit or guarantee agencies or through the sale of the related receivables. In the event that export credit agencies face future constraints on their ability or willingness to provide financing to Nokia Networks’ customers or there is insufficient demand to purchase their receivables, these could have a material adverse effect on our business and financial condition. Nokia Networks has agreed to extended payment terms for a number of customers, and may continue to do so. Extended payment terms may continue to result in a material aggregate amount of trade credits. Even when the associated risk is mitigated by a diversified customer portfolio, defaults in the aggregate could have a material adverse effect on us.

Nokia Networks cannot guarantee that it will be successful in arranging, facilitating or providing required financing, including extended payment terms to customers, particularly in difficult financial conditions on the market. In addition, certain of Nokia Networks’ competitors may have greater access to credit financing, which could adversely affect our ability to compete successfully for business opportunities in the mobile broadband infrastructure and, indirectly, in the related services sectors. Nokia Networks’ ability to manage its total customer financing and trade credit exposure depends on a number of factors, including capital structure, market conditions affecting its customers, the levels and terms of credit available to it and to its customers, the cooperation of export credit or guarantee agencies and our ability to mitigate exposure on acceptable terms. Nokia Networks may not be successful in managing the challenges associated with the customer financing and trade credit exposure that it may face from time to time. While defaults under financings, guarantees and trade credits to our customers resulting in impairment charges and credit losses have not been a significant factor for Nokia Networks in the past, these may increase in the future, and commercial banks may not continue to be able or willing to provide sufficient long-term financing, even if backed by export credit agency guarantees, due to their own liquidity constraints.

Nokia Networks has used sale of receivables to banks or other financial institutions to improve its liquidity, and any significant change in Nokia Networks’ ability to continue this practice could impair our liquidity. Refer to “Liquidity and capital resources—Structured finance” and Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F for a more detailed discussion of issues relating to customer financing, trade credits and related commercial credit risk.

Risks related specifically to HERE

In addition to the other risks described in this section, the following are risks specifically related to our HERE business.

Our HERE business strategy is subject to risks and uncertainties, including intense competition faced by HERE, and may fail to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently.

Our HERE business strategy is subject to various risks and uncertainties. HERE net sales are mainly derived from sales to the automotive industry, making it dependent on overall developments in that industry and HERE’s ability to remain successful in that industry, for instance through its ability to be a competitive provider of its products and services for the automotive industry. Our HERE business faces intense competition from global companies with different business models as well as certain local companies, and new competitors may enter the location based services market through licensing of map data from other companies or by building their own offering of location data. For example, Google uses an advertising-based model that allows consumers and companies to use parts of its map data and related services in their products free of charge. Google is increasingly competing with our HERE business in the provision of local search and services in the automotive industry. Recently Google has made further advances in the automotive industry, for instance by entering into agreements with various automotive manufacturers and technology companies through the Google driven Open Automotive Alliance. The success of Google’s Android platform and search services can result in a competitive advantage for Google when providing local search and other services to the automotive industry. Additionally, certain companies are bringing novel solutions, for instance offering entertainment and information capabilities into vehicles, which can include location intelligence provided by HERE’s competitors. Technological developments may make it more economical to build location data and certain of HERE’s competitors have resources to invest in building location data. Additionally, certain governmental and quasi-governmental agencies are producing more map data with improved coverage, content, higher quality and available free of charge or at lower prices. Certain crowdsourcing efforts may also result in the availability of competing map data.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	86

Operating and Financial review

We made adjustments to the HERE business strategy during 2014. Such strategy changes result in certain operational changes. Such adjustments are costly, potentially disruptive to operations and may not lead to sustainable improvements in overall competitiveness and profitability. For instance, HERE sales efforts and ability to gain new business may suffer as a result of us implementing such changes. Additionally, our HERE business is exposed to various risks and uncertainties, including the following:

¡	the existing map license data customers may choose not to purchase, or purchase less, content or services from our HERE business. For instance, we may not be able to establish a successful location-based platform through HERE if other competing location-based platforms are preferred by customers and consumers, especially as HERE is a recently launched brand and platform and, as such, may be disadvantaged to more established brands and platforms. Additionally, we may not be able to establish a successful HERE application suite for the platforms we are targeting or attract partners to make the HERE offerings sufficiently competitive;

¡	HERE net sales and profitability are dependent on developments in the automotive industry, including vehicle sales and adoption of in-vehicle navigation systems. Additionally, customer requirements may result in difficulties or increased costs for our business models. For instance, requirements to tailor solutions for customers may limit our ability to scale our offerings;

¡	HERE licenses data to vehicle manufacturers for various embedded solutions through the vehicle in-dash unit. Such sales may be negatively affected if the HERE offering is not competitive or through unfavourable industry trends. For instance, HERE may be adversely affected if navigation solutions become more prevalent where the in-dash unit does not include embedded software but relies on navigation beamed through a smartphone or other portable devices;

¡	HERE has in the past and may going forward continue to invest capturing longer-term transformational growth opportunities. Such investments have an adverse effect on profitability in the short term, and the intended benefits may not be realized as planned or at all;

¡	HERE strives to be relevant in new and upcoming location-based services, such as augmented reality, new vehicle software systems, and autonomous driving systems. Also, HERE strives to be deeply integrated into vehicle driver assistance systems. If HERE does not succeed in implementing this strategy, or there are unfavourable technical or regulatory developments, our HERE business could be materially and adversely affected. Additionally, investments into any new business opportunities may not yield a return on investment as planned, or at all;

¡	we may have inaccurately predicted market developments in, or market size of, the automotive navigation and personal navigation devices markets or we may lose market share to other manufacturers or other devices offering navigation solutions, including smartphones;

¡	HERE’s competitiveness may be adversely affected if it is unable to effectively collate, process and analyze data, such as end-user behavioral data, and to derive intelligence from that data, which could be used to enhance its product offering. Our current business models rely on certain centralized data processing solutions and cloud delivery services for distribution of services and software or data storage that are subject to risks and uncertainties. The HERE location cloud operates a cloud-based service model with inherent risks, including those stemming from potential security breaches and applicable regulatory regimes that may cause limitations in cloud-based delivery models or expose us to regulatory or legal actions or limit our ability to conduct intended business.

Additionally, HERE may be subject to other IT issues or cybersecurity breaches, resulting, for instance, in disruptions in online service continuity, privacy breaches and security of customer data issues;

¡	we may not succeed in attracting strategic partners and developers to develop and support our ecosystem around our HERE offering, or provide services that are supported by relevant ecosystems; and

¡	the offering of HERE maps and software, involves a possibility of product liability, product recall, or warranty claims and associated adverse publicity. Claims could be made by business customers if errors or defects result in a failure of their products or services, or by end-users of those products or services as a result of actual or perceived errors or defects in the map database or HERE software. In addition, business customers may require us to correct defective data or software, which could be costly, or pay penalties if quality requirements or service level agreements are not satisfied.

The carrying amount of goodwill for HERE is EUR 2.3 billion. We assess the carrying amount of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying amount may not be recoverable. Additionally, we assess the carrying amount of other identifiable assets if events or changes in circumstances indicate that their carrying amounts may not be recoverable. If revenue from our HERE business does not develop as anticipated or new sources of revenue do not materialize as expected, or at all, the HERE business may not generate sufficient positive operating cash flow. This or other factors may lead to the decrease in value of our location-based services and commerce assets, leading to further impairment charges that may adversely affect Nokia, including the goodwill for our HERE business. In the third quarter 2014, we conducted a goodwill impairment assessment related to our HERE business as a result of an adjustment to the HERE strategy and the related new long-term plan. We concluded that these factors resulted in a triggering event requiring an interim impairment test to assess whether events or changes in circumstances indicated that the carrying amount of our goodwill may not be recoverable. As a result of the impairment test, we recorded a charge to operating profit of EUR 1 209 million for the impairment of goodwill. While we believe the estimated recoverable values are reasonable, actual performance in the short and long term could materially differ from our forecasts, which could impact future estimates of the recoverable value for HERE and may result in further impairment charges.

Our HERE business sales are dependent on the overall automotive market developments and customer business conditions.

Our HERE business generates net sales through licensing its map data to automotive manufacturers as well as other companies, such as mobile device manufacturers and personal navigation device manufacturers. The licensing fee arrangements vary and they can be fixed for a certain period or vary based on licensee sales. As such, HERE’s ability to collect licensing fees is dependent on the success of its licensees and overall market conditions as well as HERE’s ability to reach

NOKIA ANNUAL REPORT ON FORM 20-F 2014	87

Risk factors continued

successful pricing arrangements. For instance, automotive sales and the overall rate of adoption of navigation systems in cars affect HERE performance. HERE licenses data to vehicle manufacturers for various embedded solutions though the vehicle in-dash unit. Such sales may be negatively affected if HERE’s offerings are not competitive or through unfavorable industry trends. For instance, HERE may be adversely affected if navigation solutions become more prevalent where the in-dash unit does not include embedded software but relies on navigation beamed through a smartphone or other portable devices.

The demand for digital map information and other location-based content by automotive and mobile device manufacturers is affected by possible declines in relation to contraction of sales in the automotive and consumer electronics industry. HERE sales and profitability are dependent on the developments of the automobile market, as well as sales of the companies licensing data from HERE. As such, HERE is highly exposed to developments in the automotive market and on general economic conditions both globally and regionally. Adverse developments in the markets in which HERE has a strong position have a more profound effect on HERE.

Our HERE business sales, especially with respect sales to the automotive industry are derived from a limited number of customers and large multi-year agreements and accordingly a loss of a single customer or issues related to a single agreement, may have a significant impact on HERE.

HERE relies on agreements with a limited number of customers, especially in the automotive market. As such as large proportion of net sales that HERE generates are historically derived from a limited number of customers. Possible consolidation among existing customers would result in an even greater portion of HERE’s net sales being attributable to a smaller number of large customers. Any unfavorable developments in relation to or any change in the applicable agreement terms with a major customer may have a material adverse effect on our business, results of operations and financial condition. The agreements are generally, significant multi-year agreements, where suspension, termination or non-performance by us HERE the agreements may have a material adverse effect on HERE. Additionally, if HERE is not able to renew such agreements, this could have a significant adverse effect on HERE net sales.

Risks related specifically to Nokia Technologies

In addition to the other risks described in this section, the following are risks specifically related to our Nokia Technologies business.

Our patent licensing income and other intellectual property related revenue are subject to risks and uncertainties and will be adversely affected if we are not able to maintain the existing sources of intellectual property related revenue or establish new sources. Additionally, our patent licensing income is dependent on a limited number of key licensees that contribute proportionally significant patent licensing income. Samsung is one of such key licensees of Nokia, and therefore, the outcome of the binding arbitration expected in 2015 may have a significant effect on Nokia’s patent licensing income going forward.

Our products and services include numerous standardized or proprietary patented technologies. We invest significantly in R&D in our businesses to develop new relevant technologies, products and services. Our R&D activities have led to us having one of the industry’s strongest intellectual property portfolios in Nokia Technologies, which our products and services depend on and we also generate revenue by licensing these portfolios or through divesting patents. We seek to renew existing license agreements and negotiate new license agreements especially with mobile device manufacturers, while also seeking to expand the scope of our licensing activities to other industries, in particular those that implement mobile communication technologies. In addition to licensing our SEPs, we seek to increase the licensing of implementation patents. The continued strength of our portfolio depends on our ability to create new relevant technologies, products and services through our R&D activities. If we fail in creating technologies, products and services that are protected by IPR or if the technologies, products and services do not become relevant and therefore attractive to licensees, the strength of our intellectual property portfolios would be reduced, which could adversely affect our ability to use our intellectual property portfolios for revenue generation.

Despite the steps that we have taken to protect our technology investments with IPR, we cannot be certain that any rights or ending applications will be granted or that the rights granted in connection with any future patents or other IPR will be sufficiently broad to protect our innovations. Third parties may infringe our intellectual property relating to our proprietary technologies or disregard their obligation to seek a license under our SEPs or seek to pay less than reasonable license fees for such.

We enforce our patents against unlawful infringement and generate revenue through realizing the value of our intellectual property by entering into license agreements and through patent divestment transactions. Patent license agreements can cover both licensee’s past and future sales. The portion of the income that relates to licensees past sales is not expected to have a recurring benefit and ongoing patent income from licensing is generally subject to various factors that we have little or no control over, for instance sales by the licensees. There are no assurances that our actions to generate intellectual property-related revenue will lead to favorable outcomes, such as patent license agreements on favorable terms to us or that we would be able to use our patent portfolio for revenue generation to a similar extent going forward. While we have various licensees, a significant portion of licensing revenues is generated from a limited number of licensees and, as such, issues, agreement renewal, licensee business performance or bankruptcies affecting these select licensees could have a significant impact on our revenue. We have mainly focused on licensing our SEPs, but may seek to license other IPR, including implementation patents and other forms of intellectual property. However, there can be no assurances that we will be successful in our effort to broaden the scope of our intellectual property licensing programs.

Samsung is a significant licensee of Nokia. In November, 2013, Nokia announced that Samsung has extended a patent license agreement between Nokia and Samsung for five years. The agreement would otherwise have expired at the end of 2013. According to the agreement, Samsung will pay additional compensation to Nokia for the period commencing on January 1, 2014, and the amount of such compensation shall be finally settled in binding arbitration, which is expected to be concluded during 2015. Due to the nature of arbitration proceedings, there can be no assurance as to the final outcome or timing of a final resolution.

We retained our entire patent portfolio upon the Sale of the D&S Business. In the past, parts of our intellectual property creation were driven by the innovation stemming from the Devices & Services business. As we no longer own this business, this may lead to a reduced level of intellectual property creation or a reduction in the relevance of Nokia’s intellectual property to the technology sector.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	88

Operating and Financial review

Nokia may also have a diminished ability to influence industry trends and technology selections, reducing the relevance of our intellectual property portfolio.

Additionally, our intellectual property related revenue could be adversely affected if we are unable to successfully maintain or broaden the scope of licensees or contribute to future innovations and creation of intellectual property. Due to various reasons including those that are set out above, our intellectual property related revenue can vary considerably from time to time and there is no assurance that past levels are indicative of future levels of intellectual property related revenue.

Licensing our patents or other IPR portfolio and otherwise monetizing our intellectual property assets relies on adequate regulatory protection for patented or other propriety technologies.

Any patents or other IPR that may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for us. Our ability to protect our intellectual property is dependent on regulatory developments in various jurisdictions and the implementation of the regulations by administrative bodies. Our ability to protect and license our patented innovations varies by region. In the technology sector generally, certain licensees are actively avoiding license payments, and certain licensors are using aggressive methods to collect license payments, both behaviors attracting regulatory attention. Authorities in various countries have started paying increasing attention to the patent licensing and may aim to influence terms on which patent licensing arrangements are executed. Such terms may be limited to a certain country or region, however certain authorities may aim to widen the scope and even impose global terms. Such terms may have an adverse effect on us and limit our ability to monetize our patent portfolio. As such, regulatory developments, actions by authorities, or applications of regulations may adversely affect our ability to protect our intellectual property or create intellectual property related revenue.

Intellectual property related disputes and litigation are common in the technology industry and are often used to enforce patents and seek licensing fees. Other companies have commenced and may continue to commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could have an adverse effect on our competitive position. The outcome of court proceedings is difficult to predict and, as such, our ability to use intellectual property for revenue generation is at times dependent on favorable court rulings. In addition, if any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from using such patents as a basis for product differentiation or from licensing the invalidated or limited portion of our IPR. Even if such a patent challenge is not successful, the related proceedings could be expensive and time-consuming, divert the attention of our management and technical expert employees from our business and have an adverse effect on our reputation. Any diminution of the protection that our own IPR enjoy could cause us to lose some of the benefits of our investments in R&D.

Due to various reasons, including the aforementioned, Nokia Technologies patent licensing income can be negatively affected by regulatory changes or developments in the trends regarding the protection of IPR, for instance through court rulings. Additionally, if potential licensees to Nokia Technologies operate in markets where the ability of protecting and licensing patented innovations is difficult, Nokia Technologies may not be able to obtain patent licensing income from such companies.

The Nokia Technologies business aims to generate net sales and profitability through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation, which may not materialize as planned or at all.

In addition to participating in its current business fields, Nokia Technologies pursues new business opportunities building on Nokia innovations and the Nokia brand. Nokia Technologies develops and licenses various innovations. In addition to patent licensing, Nokia Technologies is focused on generating net sales and profits through Technology Licensing, licensing proprietary technologies to enable our customers to build better products, brand licensing to help our customers leverage the value of the Nokia brand in consumer devices and other business ventures including technology innovation and incubation, focused on developing new ideas and prototypes.

The industries in which we aim to operate are generally fast-paced and innovative industries. The industries are at different levels of maturity, and there can be no assurances that the investments we make will result in the intended benefits. Our business may require significant investments to innovate and grow successfully. Such investments may include R&D, licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. Such investments may not, however, result in technologies, products or services that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers. As such, the investments may not be profitable or achieve the targeted rates of return. There can be no assurance that we will be able to identify and understand the key market trends and user segments enabling us to address customers’ and consumers’ expanding needs in order to bring new innovative and competitive products and services to market in a timely manner. If we are unable to anticipate and respond in a timely manner to these key market trends, or to actively drive future trends through our product development processes, we may not achieve the intended strategic goals of Nokia Technologies.

There can be no assurances as to whether Nokia Technologies will be successful in its efforts at innovation and incubation or in generating net sales and profits through its business plans, for instance in brand licensing and technology licensing.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	89

Corporate governance

NOKIA ANNUAL REPORT ON FORM 20-F 2014	90

Corporate governance

Summary compensation table	111

Equity compensation	112

Legacy equity compensation programs	114

Share ownership of the Board of Directors and the Nokia Group Leadership Team members	115

NOKIA ANNUAL REPORT ON FORM 20-F 2014	91

Corporate governance statement

This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and recommendation 54 of the Finnish Corporate Governance Code 2010 (the “Finnish Corporate Governance Code”).

Regulatory framework

Nokia’s corporate governance practices comply with Finnish laws and regulations as well as with Nokia’s Articles of Association. Nokia also complies with the Finnish Corporate Governance Code, available at www.cgfinland.fi, with the following exception:

In 2014, Nokia was not in full compliance with recommendation 39 of the Finnish Corporate Governance Code, as Nokia’s Restricted Share Plans did not include performance criteria but were time-based only, with a restriction period of at least three years from the grant. Restricted shares are granted only for exceptional retention and recruitment purposes aimed to ensure Nokia is able to retain and recruit talent vital to its future success. In the Restricted Share Plan 2014, the number of shares to be granted was reduced significantly and they are no longer granted regularly. Similarly, under the Restricted Share Plan 2015, restricted shares are only used on a highly limited basis and only in exceptional retention and recruitment circumstances.

Nokia complies with corporate governance standards, which are applicable due to listing of its shares on the Helsinki stock exchange, Nasdaq Helsinki. Furthermore, as a result of the listing of its shares on the New York Stock Exchange (also “NYSE”) and its registration under the US Securities Exchange Act of 1934, Nokia must comply with the US federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the requirements of the NYSE, in particular the corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual, which is available at http://nysemanual.nyse.com/lcm/. Nokia complies with these standards to the extent such provisions are applicable to foreign private issuers.

“The Board represents and is accountable to the shareholders of Nokia. The Board’s responsibilities are active, not passive, and include evaluating the strategic direction of Nokia, its management policies and their effective implementation by management.”

To the extent any non-domestic rules and regulations would require a violation of the laws of Finland, Nokia is obliged to comply with Finnish law and requirements. There are no significant differences in the corporate governance practices applied by Nokia compared to those applied by US companies under the New York Stock Exchange corporate governance standards, with the exception that Nokia complies with the requirements of Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly-issued shares or treasury shares require shareholder approval at the time of the delivery of the shares, unless the shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The New York Stock Exchange corporate governance standards require that the equity compensation plans be approved by a company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic requirements.

The Board has also adopted Corporate Governance Guidelines to reflect Nokia’s commitment to good corporate governance. Nokia’s Corporate Governance Guidelines are available on our website at company.nokia. com/en/about-us/corporate-governance.

Main corporate governance bodies of Nokia

Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the “Finnish Companies Act”) and Nokia’s Articles of Association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board, the President and CEO and the Nokia Group Leadership Team, chaired by the President and CEO.

General Meeting of shareholders

The shareholders may exercise their decision-making power and their right to speak and ask questions at the general meeting of shareholders. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. Pursuant to the Finnish Companies Act, an Annual General Meeting must be convened by June 30 annually.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	92

Corporate governance

Corporate governance framework

The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of annual accounts, the distribution of profit shown on the balance sheet, discharging the members of the Board and the President and CEO from liability as well as on the election and fees of the external auditor.

In addition to the Annual General Meeting, an Extraordinary General Meeting shall be convened when the Board considers such meeting to be necessary, or, when the provisions of the Finnish Companies Act mandate that such a meeting must be held.

Board of Directors

The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act and Nokia’s Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and related Board Committee charters.

Responsibilities of the Board of Directors

The Board represents and is accountable to the shareholders of Nokia. The Board’s responsibilities are active, not passive, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgment on an informed basis, in a manner which they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging that obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also has the power to appoint independent legal, financial or other advisers as they deem necessary from time to time.

The Board’s responsibilities also include overseeing the structure and composition of Nokia’s top management and monitoring legal compliance and the management of risks related to Nokia’s operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments that are not to be exceeded without separate Board approval.

In risk management policies and processes, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are an integral part of Board deliberations. For a more detailed description of Nokia’s risk management policies and processes, refer to “—Main features of the internal control and risk management systems in relation to the financial reporting process” below.

The Board has the responsibility for appointing and discharging the President and CEO and the other members of the Nokia Group Leadership Team. On April 29, 2014, Nokia announced its new strategy and consequently, changes to its leadership. The Board appointed, effective as of May 1, 2014 Rajeev Suri as President and CEO of Nokia. His rights and responsibilities include those allotted to the President under Finnish law and he also chairs the Nokia Group Leadership Team.

Subject to the requirements of Finnish law, the independent directors of the Board confirm the compensation and terms of employment of the President and CEO upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Nokia Group Leadership Team are approved by the Personnel Committee upon the recommendation of the President and CEO.

The Board has three committees: the Audit Committee, the Personnel Committee and the Corporate Governance and Nomination Committee. These committees assist the Board in its duties pursuant to their respective committee charters. The Board elects, and the independent directors of the Board confirm, the election of the members and chairmen for the Board’s committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and upon each committee’s member qualification standards. The Board may also establish ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board.

In line with Nokia’s Corporate Governance Guidelines, the Board conducts annual performance evaluations, which also include evaluations of the Board Committees’ work. In 2014, the Board conducted an evaluation process consisting of self-evaluations and peer evaluations, as well as interviews. The feedback from selected members of management was also requested as part of this evaluation process. The results of the evaluation are discussed by the entire Board.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	93

Corporate governance statement continued

Election and composition of the Board of Directors

Pursuant to the Articles of Association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected for a term beginning at the Annual General Meeting in which they are elected and expiring at the close of the following Annual General Meeting. The Annual General Meeting convenes by June 30 annually.

The Annual General Meeting held on June 17, 2014 elected the following nine members to the Board: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa, Kari Stadigh and Dennis Strigl. More information on the members of the Board can be found on pages 97 to 99 of this annual report on Form 20-F and on our website at company.nokia.com/ en/about-us/corporate-governance.

Nokia Board’s leadership structure consists of a Chairman and Vice Chairman elected annually by the Board, and confirmed by the independent directors of the Board, from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. On June 17, 2014, the independent directors of the Board elected Risto Siilasmaa to continue to serve as the Chairman and Jouko Karvinen as the Vice Chairman of the Board. The Chairman of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chairman of the Board of Directors assumes the duties of the Chairman of the Board in the event he or she is prevented from performing his or her duties.

Nokia does not have a policy concerning the combination or separation of the roles of the Chairman of the Board and the President and CEO, but the leadership structure is dependent on the company needs, shareholder value and other relevant factors applicable from time to time, while respecting the highest corporate governance standards. In 2014, through to April 30, 2014, Timo Ihamuotila served as the interim President and Risto Siilasmaa served as the interim CEO while continuing in their roles of the Chief Financial Officer and Chairman of the Board, respectively. As of May 1, 2014, Rajeev Suri was appointed as the President and CEO, while Risto Siilasmaa continued as the Chairman of the Board.

The current members of the Board are all non-executive. For the term of the Board that began at the Annual General Meeting in 2014, seven of the nine non-executive Board members were determined to be independent as defined by the Finnish Corporate Governance Code as well as by the rules of the New York Stock Exchange. Mårten Mickos was determined not to be independent under both the Finnish Corporate Governance Code and the rules of the New York Stock Exchange due to his position as Chief Executive Officer of Eucalyptus Systems, Inc. that had a business relationship with Nokia. The Chairman of the Board, Risto Siilasmaa, was determined not to be independent under Finnish Corporate Governance Code due to his position as interim CEO of Nokia from September 3, 2013 through to April 30, 2014. Under the rules of the New York Stock Exchange Mr. Siilasmaa was determined to be independent upon the termination of his interim CEO position. For the term starting at the Annual General Meeting in 2015, all Board member candidates have been determined to be independent under the rules of the Finnish Corporate Governance Code and the New York Stock Exchange. As is customary, any changes impacting the independence assessment will be assessed as of the Annual General Meeting date.

Meetings of the Board of Directors

The Board held 17 meetings excluding committee meetings during 2014, of which approximately half were regularly scheduled meetings held in person, complemented by meetings via video or conference calls or other means. Additionally, in 2014, the non-executive directors held meetings regularly without management in connection with scheduled Board meetings. Also, the independent directors held one separate meeting in 2014.

Directors’ attendance at the Board meetings, including Committee meetings but excluding meetings among the non-executive directors or independent directors only, in 2014 is set forth in the below table:

	Board meetings %	Audit Committee meetings %	Personnel Committee meetings %	Corporate Governance & Nomination Committee meetings %
Vivek Badrinath (as of June 17, 2014)	100	100	–	–

Bruce Brown	100	–	100	100

Elizabeth Doherty	100	90	–	–

Henning Kagermann (until June 17, 2014)	86	–	100	100

Jouko Karvinen	100	100	–	100

Helge Lund (until June 17, 2014)	57	–	75	75

Mårten Mickos	100	–	–	–

Elizabeth Nelson	94	100	–	–

Risto Siilasmaa	100	–	–	–

Kari Stadigh	100	–	86	100

Dennis Strigl (as of June 17, 2014)	90	–	100	–

NOKIA ANNUAL REPORT ON FORM 20-F 2014	94

Corporate governance

In addition, many of the directors attended as non-voting observers in meetings of a committee in which they were not a member.

According to the Nokia Board practices, the non-executive directors meet without management in connection with each regularly scheduled meeting. Such sessions are chaired by the non-executive Chairman of the Board. If the non-executive Chairman of the Board is unable to chair these meetings, the non-executive Vice Chairman of the Board chairs the meeting. In addition, the independent directors meet separately at least once annually.

All the directors who served on the Board for the term until the close of the Annual General Meeting in 2014, except for Bruce Brown, attended Nokia’s Annual General Meeting held on June 17, 2014. The Finnish Corporate Governance Code recommends that the Chairman of the Board and a sufficient number of directors attend the general meeting of shareholders to ensure the possibility for the shareholders to exercise their right to present questions to both the Board and management.

Further Information

The Corporate Governance Guidelines concerning the directors’ responsibilities, the composition and election of the members of the Board, its committees and certain other matters relating to corporate governance are available on Nokia’s website at company.nokia.com/en/about-us/corporate-governance. Furthermore, Nokia has a Code of Conduct which is equally applicable to all Nokia employees, directors and management and, in addition, Nokia has a Code of Ethics applicable to the President and CEO, Group Chief Financial Officer and Corporate Controller. These documents and the charters of the Audit Committee, the Personnel Committee and the Corporate Governance and Nomination Committee are available on our website at company.nokia.com/en/about-us/corporate-governance.

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law and the rules of the stock exchanges where Nokia shares are listed, i.e. Nasdaq Helsinki and the NYSE. As of June 17, 2014, the Audit Committee has consisted of the following four members of the Board: Jouko Karvinen (Chairman), Vivek Badrinath, Elizabeth Doherty and Elizabeth Nelson.

The Audit Committee is established by the Board primarily for the purpose of oversight of accounting and financial reporting processes of Nokia and the audits of its financial statements. The Committee is responsible for assisting the Board in the oversight of: (1) the quality and integrity of company’s financial statements and related disclosures; (2) the statutory audit of the company’s financial statements; (3) the external auditor’s qualifications and independence; (4) the performance of the external auditor subject to the requirements of Finnish law; (5) the performance of the company’s internal controls and risk management and assurance function; (6) the performance of the internal audit function; and (7) the company’s compliance with legal and regulatory requirements, including also the performance of its ethics and compliance program. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by Nokia employees of concerns relating to accounting or auditing matters. Nokia’s disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Group Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of the company’s financial statements and related disclosures.

For further information on internal control over financial reporting, refer to “—Main features of the internal control and risk management systems in relation to the financial reporting process” below.

Under Finnish law, an external auditor is elected by shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Audit Committee proposes to the shareholders, upon its evaluation of the qualifications and independence of the external auditor, the nominee for election or re-election. Under Finnish law, the fees of the external auditor are also approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee makes a proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia’s external auditor, PricewaterhouseCoopers, during 2014, refer to the “Auditor fees and services—Fees and services” section below.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	95

Corporate governance statement continued

In discharging its oversight role, the Audit Committee has full access to all company books, records, facilities and personnel. The Committee may appoint counsel, auditors or other advisers in its sole discretion, and must receive appropriate funding, as determined by the Audit Committee, from Nokia for the payment of compensation to such outside advisers.

The Board has determined that all members of the Audit Committee, including its Chairman, Jouko Karvinen, are “audit committee financial experts” as defined in the requirements of Item 16A of an annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Mr. Karvinen and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the New York Stock Exchange Listed Company Manual.

The Audit Committee meets a minimum of four times a year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, heads of the internal audit and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has at all times direct access to the Audit Committee, without involvement of management.

The Audit Committee held ten meetings in 2014. The average attendance at the meetings was 98%. In addition, any director who so wishes may attend meetings of the Audit Committee as a non-voting observer.

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of the stock exchanges where Nokia shares are listed, i.e. Nasdaq Helsinki and the NYSE. As of June 17, 2014, the Personnel Committee has consisted of the following three members of the Board: Bruce Brown (Chairman), Kari Stadigh and Dennis Strigl.

The primary purpose of the Personnel Committee is to oversee the personnel related policies and practices at Nokia, as described in the Committee charter. It assists the Board in discharging its responsibilities in relation to all compensation, including equity compensation, of the company’s executives and their terms of employment. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding: (1) compensation of the company’s top executives and their terms of employment; (2) all equity-based plans; (3) incentive compensation plans, policies and programs of the company affecting executives; and (4) other significant incentive plans. The Committee is responsible for overseeing compensation philosophy and principles and ensuring the above compensation programs are performance-based, designed to contribute to the long-term shareholder value creation and alignment to shareholders’ interests, properly motivate management, and support overall corporate strategies. The Committee is responsible for the review of senior management development and succession plans.

The Personnel Committee held seven meetings in 2014. The average attendance at the meetings was 92%. In addition, any director who so wishes may attend meetings by the Personnel Committee as a non-voting observer.

For further information on the activities of the Personnel Committee, refer to “Compensation governance practices” on page 108.

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of the stock exchanges where Nokia shares are listed, i.e. Nasdaq Helsinki and the NYSE. As of June 17, 2014, the Corporate Governance and Nomination Committee has consisted of the following three members of the Board: Jouko Karvinen (Chairman), Bruce Brown and Kari Stadigh.

The Corporate Governance and Nomination Committee’s purpose is: (1) to prepare the proposals for the general meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders; and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by: (1) actively identifying individuals qualified to be elected members of the Board as well as considering and evaluating the appropriate level and structure of director remuneration; (2) proposing the director nominees to the shareholders for election at the Annual General Meeting as well as the director remuneration; (3) monitoring significant regulatory and legal developments as well as in the practice of corporate governance and of the duties and responsibilities of directors of public companies; (4) assisting the Board and each Committee of the Board in its annual performance evaluations, including establishing criteria to be applied in connection with such evaluations; (5) developing and recommending to the Board and administering Nokia’s Corporate Governance Guidelines; and (6) reviewing Nokia’s disclosure in the corporate governance statement.

The Committee has the power to appoint search firms or advisers to identify appropriate candidates. The Committee may also appoint counsel or other advisers, as it deems appropriate from time to time. The Committee has the sole authority to appoint or terminate the services of such search firms or advisers and to review and approve such search firm or adviser’s fees and other retention terms. It is the Committee’s practice to appoint a search firm to identify new director candidates.

The Corporate Governance and Nomination Committee held six meetings in 2014. The average attendance at the meetings was 95%. In addition, any director who so wishes may attend meetings by the Corporate Governance and Nomination Committee as a non-voting observer.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	96

Corporate governance

Nokia Group Leadership Team and the President and CEO

Under its Articles of Association, Nokia has a Nokia Group Leadership Team that is responsible for the operative management of Nokia. The Chairman and members of the Nokia Group Leadership Team are appointed by the Board. Nokia Group Leadership Team is chaired by the President and CEO. The President and CEO’s rights and responsibilities include those allotted to the President under Finnish law.

More information on the members of Nokia Group Leadership Team is available on pages 100 to 102 of this annual report on Form 20-F and on our website at company.nokia.com/en/about-us/corporate-governance.

Main features of the internal control and risk management systems in relation to the financial reporting process

The Board’s Audit Committee is responsible for, among other matters, risk management relating to the financial reporting process and assisting the Board’s oversight of the risk management function. Nokia also has a Risk Management Policy which outlines Nokia’s risk management policies and processes more extensively and which is approved by the Audit Committee. Overseeing risk is an integral part of Board deliberations. The Board’s role in overseeing risk includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Nokia applies a systematic approach to risk management across business operations and processes with the Nokia strategy and financial plans approved by the Board as a baseline. Accordingly, risk management at Nokia is not a separate process, rather a normal daily business and management practice.

The management is responsible for establishing and maintaining adequate internal control over financial reporting for Nokia. Nokia’s internal control over financial reporting is designed to provide reasonable assurance to the management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

The management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations (“COSO”) framework (2013 version) and the Control Objectives for Information and related Technology of internal controls. For 2014, the assessment was performed based on a top down risk assessment of Nokia’s financial statements covering significant accounts, processes and locations, corporate level controls, control activities and information systems’ general controls.

As part of its assessment the management documented:

¡	the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and provide discipline and structure to decision making processes and ways of working. Selected items from Nokia’s operational mode and governance principles are separately documented as corporate level controls;

¡	the control activities, which consist of policies and procedures to ensure the management’s directives are carried out and the related documentation is stored according to Nokia’s document retention practices and local statutory requirements;

¡	the information systems’ general controls to ensure that sufficient information technology general controls, including change management, system development and computer operations, as well as access and authorizations, are in place; and
¡	the significant processes, including seven financial cycles and underlying IT cycle, identified by Nokia to address control activities implementing a top down risk based approach. These cycles include revenue cycle, inventory cycle, purchase cycle, treasury cycle, human resources cycle, record to report cycle, tax cycle and IT cycle. Financial cycles have been designed to: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia.

Further, the management also:

¡	assessed the design of the controls in place aimed at mitigating the financial reporting risks;

¡	tested operating effectiveness of all key controls;

¡	evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year-end; and

¡	performed a quality review on assessment documentation and provided feedback for improvement.

In conclusion, the management has assessed the effectiveness of Nokia’s internal control over financial reporting, at December 31, 2014, and concluded that such internal control over financial reporting is effective.

Nokia also has an internal audit function that acts as an independent appraisal function by examining and evaluating the adequacy and effectiveness of Nokia’s system of internal control. Internal audit resides within the Group Chief Financial Officer’s organization and reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without involvement of the management.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	97

Corporate governance statement continued

The current members of the Board were elected at the Annual General Meeting held on June 17, 2014, based on the proposal of the Board’s Corporate Governance and Nomination Committee.

On the same date, the Chairman of the Board and Vice Chairman of the Board of Directors, as well as the chairmen and members of the committees of the Board, were elected from among the Board members and among the independent directors of the Board, respectively.

The members of the Board are elected annually for a term ending at the close of the next Annual General Meeting. The election is made by a simple majority of the shareholders’ votes cast at the Annual General Meeting.

Members of the Board of Directors

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

Member of the Board of Directors of the Confederation of Finnish Industries (EK).

Chairman of the Board of Directors of Elisa Corporation 2008-2012.

Vice Chairman Jouko Karvinen, b. 1957

Independent Director. Board member since 2011. Vice Chairman since 2013. Chairman of the Audit Committee. Chairman of the Corporate Governance and Nomination Committee.

Master of Science (Eng.) (Tampere University of Technology).

CEO of Stora Enso Oyj 2007-2014. CEO of Philips Medical Systems Division 2002-2006.

Member of Board of Management of Royal Philips Electronics 2006 and Group Management Committee 2002-2006. Holder of executive and managerial positions at ABB Group Limited from 1987, including Executive Vice President, Head of Automation Technology Products Division and Member of Group Executive Committee 2000-2002.

Member of the Board of Directors of

Aktiebolaget SKF since 2010.

Vivek Badrinath, b. 1969

Deputy Chief Executive Officer, Accor Group. Board member since June 17, 2014. Member of the Audit Committee.

École Polytechnique and ENST.

Deputy Chief Executive Officer of Orange 2013-2014. Head of Business Services of Orange 2010-2013. CEO of Thomson India in 2000-2004. Various technical positions with the long-distance networks division of Orange Group 1996-2000.

Bruce Brown, b. 1958

Independent Director. Board member since 2012. Chairman of the Personnel Committee. Member of the Corporate Governance and Nomination Committee.

M.B.A. (Marketing and Finance) (Xavier University). B.S. (Chemical Engineering) (Polytechnic Institute of New York University).

Retired from The Procter and Gamble Company in September 2014. Chief Technology Officer of The Procter & Gamble Company 2008-2014. Various executive and managerial positions in Baby Care, Feminine Care, and Beauty Care units of The Procter & Gamble Company since 1980 in the United States, Germany and Japan.

Member of the Board of Directors of Agency for Science, Technology & Research (A*STAR) in Singapore. Member of the Board of Trustees of Xavier University. Member of the Board of Directors, the Audit Committee and the Nominating and Corporate Governance Committee of P. H. Glatfelter Company.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	98

Corporate governance

Elizabeth Doherty, b. 1957

Independent Director. Board member since 2013. Member of the Audit Committee.

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

Member of the Board of Directors, Remuneration Committee and Chair of the Audit Committee of Dunelm Group Plc. Member of the Board of Directors and Audit Committee of Delhaize SA.

Member of the Audit Committee and Board of Directors of SAB Miller plc 2004-2011.

Mårten Mickos, b. 1962

Senior Vice President and General Manager of the Cloud Business, Hewlett-Packard Company. Board member since 2012.

Master of Science (Eng.) (Helsinki University of Technology).

Chief Executive Officer of Eucalyptus Systems, Inc. 2010-2014. Senior Vice President, Database Group, Sun Microsystems 2008-2009. CEO, MySQL AB 2001-2008. Chairman, Vexillum Ab 2000-2001. CEO, MatchON Sports Ltd. 1999-2000. CEO, Intellitel Communications Ltd. 1997-1999.

Elizabeth Nelson, b. 1960

Independent Director. Board member since 2012. Member of the Audit Committee.

M.B.A. (Finance) (The Wharton School, University of Pennsylvania). B.S. (Foreign Service) (Georgetown University).

Executive Vice President and Chief Financial Officer, Macromedia, Inc. 1997-2005. Vice President, Corporate Development, Macromedia, Inc. 1996-1997. Various roles in Corporate Development and International Finance, Hewlett-Packard Company 1988-1996. Associate, Robert Nathan Associates 1982-1986.

Chairman of the Board of Directors of DAI. Independent Lead Director and Chair of the Audit Committee of Zendesk Inc. Member of the Board of Directors and Chair of the Audit Committee of Pandora Media.

Member of the Boards of Directors of Brightcove, Inc. 2010-2014, SuccessFactors, Inc. 2007-2012, Ancestry.com, Inc. 2009-2012, and Autodesk, Inc. 2007-2010.

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

Member of the Board of Directors and Chairman of the Board’s Risk Committee of Nordea Bank AB (publ). Chairman of the Board of Directors of If P&C Insurance Holding Ltd (publ), Kaleva Mutual Insurance Company and Mandatum Life Insurance Company Limited. Vice Chairman of the Board of Directors of the Federation of Finnish Financial Services. Member of the Board of Directors of Central Chamber of Commerce of Finland.

Chairman of the Board of Directors of Alma Media Corporation 2005-2011.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	99

Corporate governance statement continued

Members of the Board of Directors continued

Dennis Strigl, b. 1946

Retired CEO of Verizon Wireless, Author and Consultant. Board member since June 17, 2014. Member of the Personnel Committee.

Doctorate, Humane Letters (Honorary) Canisius College, Master of Business Administration (MBA) Farleigh Dickinson University, Bachelor of Science in Business Administration Canisius College.

President & Chief Operating Officer of Verizon Communications Corporation 2007-2009. President & Chief Executive Officer of Verizon Wireless and Executive Vice President of Verizon Communications 2000-2007. President and Chief Executive Officer of Bell Atlantic Mobile 1991-2000. Group President and Chief Executive Officer of Bell Atlantic Global Wireless 1995-2000. Vice President and Chief Operating Officer New Jersey Bell 1990. Vice President Product Management Bell Atlantic Corporation 1989. Various executive and managerial positions in wireless communications industry, including President and Chief Executive Officer Applied Data Research of Ameritech Communications Corporation 1987-1988 and President Ameritech Mobile 1984-1986.

Member of the Board of Directors of Anadigics, Inc. and PNC Financial Services Group and PNC Bank. Adjunct Professor, Princeton University.

Member of the Board of Directors of Eastman Kodak Company 2008-2013.

The following individuals served on Nokia Board until the close of the Annual General Meeting held on June 17, 2014:

Henning Kagermann, b. 1947	Board member 2007-2014. Served as the chairman of the Personnel Committee and as a member of the Corporate Governance and Nomination Committee until June 17, 2014.
Helge Lund, b. 1962	Board member 2011-2014. Served as a member of the Personnel Committee and as a member of the Corporate Governance and Nomination Committee until June 17, 2014.

Proposal of the Corporate Governance and Nomination Committee for Composition of the Board of Directors in 2015

On January 29, 2015, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on May 5, 2015 regarding the composition of the Board for the one-year term starting from the Annual General Meeting in 2015 until the close of the Annual General Meeting in 2016. The Committee proposed that the number of Board members be eight and that the following current members of the Board be re-elected as members of the Nokia Board for a term until the close of the Annual General Meeting in 2016: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh.

In addition, the Committee proposed that Simon Jiang be elected as a new member of the Board for the same term until the close of the Annual General Meeting in 2016.

Election of the Chairman of the Board of Directors and Vice Chairman of the Board of Directors and the chairmen and members of the Board’s Committees

The Chairman of the Board and the Vice Chairman of the Board of Directors are elected from among the members of the Board by the new Board and confirmed by the independent directors of the Board based on the recommendation of the Corporate Governance and Nomination Committee. The independent directors of the new Board also confirm the election of the members and chairmen for the Board’s committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each committee’s member qualification standards. These elections will take place at the Board’s assembly meeting following the Annual General Meeting in 2015.

On January 29, 2015, the Corporate Governance and Nomination Committee announced that it will propose, in the assembly meeting of the new Board of Directors after the Annual General Meeting on May 5, 2015, that Risto Siilasmaa be elected as Chairman of the Board and Jouko Karvinen as Vice Chairman of the Board of Directors, subject to their election to the Board.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	100

Corporate governance

According to Nokia’s Articles of Association, the Nokia Group Leadership Team (until May 1, 2014 the Nokia Leadership Team) is responsible for the operative management of Nokia. The Chairman and members of the Nokia Group Leadership Team are appointed by the Board. Rajeev Suri is the President and CEO of Nokia Corporation and he also chairs the Nokia Group Leadership Team.

Members of Nokia Group Leadership Team

Timo Ihamuotila served as interim President from September 3, 2013 through to April 30, 2014, while also continuing to serve as Chief Financial Officer. During this interim time Mr. Ihamuotila also chaired the Nokia Leadership Team.

During 2014, the following appointments were made to the Nokia Group Leadership Team:

¡	Rajeev Suri was appointed the President and CEO of Nokia Corporation and Chairman of the Nokia Group Leadership Team as of May 1, 2014;

¡	Samih Elhage was appointed Executive Vice President and Chief Financial and Operating Officer of Nokia Networks and member of the Nokia Group Leadership Team as of May 1, 2014;

¡	Ramzi Haidamus was appointed President, Nokia Technologies and member of the Nokia Group Leadership Team as of September 3, 2014; and

¡	Sean Fernback was appointed President, HERE and member of the Nokia Group Leadership Team as of November 1, 2014.

Further, during 2014 the following Nokia Group Leadership Team members resigned:

¡	Stephen Elop, formerly Executive Vice President, Devices & Services, stepped down from the Nokia Leadership Team as of April 25, 2014;

¡	Jo Harlow, formerly Executive Vice President, Smart Devices, stepped down from the Nokia Leadership Team effective as of April 25, 2014;

¡	Juha Putkiranta, formerly Executive Vice President, Operations, stepped down from the Nokia Leadership Team effective as of April 25, 2014;

¡	Timo Toikkanen, formerly Executive Vice President, Mobile Phones, stepped down from the Nokia Leadership Team effective as of April 25, 2014;

¡	Chris Weber, formerly Executive Vice President, Sales and Marketing, stepped down from the Nokia Leadership Team effective as of April 25, 2014;

¡	Louise Pentland, formerly Executive Vice President, Chief Legal Officer, stepped down from the Nokia Leadership Team effective as of May 1, 2014;

¡	Juha Äkräs, formerly Executive Vice President, Human Resources, stepped down from the Nokia Leadership Team effective as of May 1, 2014;

¡	Kai Öistämö, formerly Executive Vice President, Chief Development Officer, stepped down from the Nokia Leadership Team effective as of May 1, 2014;

¡	Michael Halbherr, formerly CEO of HERE, stepped down from the Nokia Group Leadership Team effective as of September 1, 2014; and

¡	Henry Tirri, who had served as the Executive Vice President and Chief Technology Officer through to April 30, 2014 and as of May 1, 2014 as Executive Vice President and acting head of Nokia Technologies, stepped down from the Nokia Group Leadership Team effective as of September 3, 2014 and continues as an adviser to the President and CEO of Nokia Corporation on technology issues.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	101

Corporate governance statement continued

Members of the Nokia Group Leadership Team continued

Rajeev Suri, b. 1967

President and Chief Executive Officer of Nokia Corporation. Chairman and member of the Nokia Group Leadership Team since 2014. Joined Nokia 1995.

Bachelor of Engineering (Electronics and Communications), Manipal Institute of Technology, Karnataka, India.

CEO, Nokia Solutions and Networks October 2009 to April 2014. Head of Services, Nokia Siemens Networks September 2007 to September 2009. Head of Asia Pacific, Nokia Siemens Networks April 2007 to August 2007. Senior Vice President, Nokia Networks Asia Pacific February 2005 to March 2007. Vice President, Hutchison Customer Business Team, Nokia Networks January 2004 to January 2005. General Manager, Business Development, Nokia Networks Asia Pacific 2003. Sales Director – BT, O2 and Hutchison Global Customers, Nokia Networks 2002, Director. Technology and Applications, BT Global Customer, Nokia Networks 2000-2001. Head of Global Competitive Intelligence, Nokia Networks 1999-2000. Head of Product Competence Center, Nokia Networks South Asia 1997-1999. System Marketing Manager, Cellular Transmission, Nokia Networks India 1995-1997. Head of Group Procurement, imports and special projects, Churchgate Group, Nigeria 1993-1995. National Account Manager – Transmission / Manager – Strategic Planning, ICL India (ICIM) 1990-1993. Production Engineer, Calcom Electronics 1989.

Timo Ihamuotila, b. 1966

Executive Vice President and Group Chief Financial Officer. Nokia Group Leadership Team member since 2007. With Nokia 1993-1996, rejoined 1999.

Master of Science (Economics), Helsinki School of Economics, Finland. Licentiate of Science (Finance), Helsinki School of Economics, Finland.

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

Member of Board of Directors of Uponor Corporation. Member of the Board of Directors of Central Chamber of Commerce of

Finland.

Samih Elhage, b. 1961

Executive Vice President and Chief Financial and Operating Officer of Nokia Networks. Nokia Group Leadership Team member since 2014. Joined Nokia Siemens Networks (NSN) in 2012.

Bachelor of Electrical Engineering (telecommunications), University of Ottawa, Canada. Bachelor of Economics, University of Ottawa, Canada. Master of Electrical Engineering (telecommunications), École Polytechnique de Montréal, Canada.

Chief Financial Officer, NSN, 2013-2014. Chief Operating Officer, NSN, 2012-2013. Senior Advisor, leading private equity and global management consulting firms, January 2011–March 2012. President, Carrier Voice over IP and Applications Solutions (CVAS) division, Nortel, 2008–2010. Leadership positions in Operations, Business Transformation, Broadband Networks, Optical Networks, and Core Data Networks, Nortel, 1998–2008. Multiple leadership and management roles related to Network Development at Bell Canada, 1990–1998.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	102

Corporate governance

Sean Fernback, b. 1963

President, HERE. Nokia Group Leadership Team member since 2014. Joined Nokia 2014.

Diploma in Micro Electronics Engineering, University of Hertfordshire, United Kingdom.

Senior Vice President of Everyday Mobility of HERE, 2014. Senior Vice President of Engineering & Product Development, TomTom, 2008-2014 and Vice President of Hardware Engineering, TomTom, 2006-2007. Chief Technology Officer. TV Compass Ltd, London, 2003-2006. Chief Technology Officer, acting, Boardbug Ltd, London, 2003. Chief Information Officer, Pogo Technology Ltd / Pogo Mobile Solutions Ltd, London, 2000-2003. Founder and CEO, Motionworks, 1989 – 2000.

Ramzi Haidamus, b. 1964

President, Nokia Technologies. Nokia Group Leadership Team member since 2014. Joined Nokia in 2014.

Master of Science (electrical engineering), University of the Pacific, California.

Executive Vice President, Marketing and Business Development, Dolby Laboratories, Inc, 2012-2014. Executive Vice President, Sales and Marketing, Dolby Laboratories, Inc, 2007-2012. Senior Vice President and General Manager, Dolby Labs Licensing Corporation, 2006-2007. President & Founder, Via Licensing Corporation 2002-2006. Director Business Development, Dolby Laboratories, Inc, 2000-2002. Technology Business Strategist, Dolby Laboratories, Inc, 1999-2000. Manager, Digital Technologies Licensing, Dolby Laboratories, Inc, 1997-1999. Senior Licensing Engineer, Dolby Laboratories, Inc, 1996-1997. Design Engineer, Stanford Research Systems, 1989-1996.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	103

Compensation

Board of Directors

The table below outlines the annual compensation of the members of the Board for services on the Board and its committees, as resolved at the respective Annual General Meetings in 2014, 2013, and 2012.

Position	2014 EUR	2013 EUR	2012 EUR
Chairman	440 000	440 000	440 000
Vice Chairman	150 000	150 000	150 000
Member	130 000	130 000	130 000
Chairman of Audit Committee	25 000	25 000	25 000
Member of Audit Committee	10 000	10 000	10 000
Chairman of Personnel Committee	25 000	25 000	25 000
Total(1)	1 580 000	1 570 000	1 700 000

(1)	The changes in the aggregate Board compensation year on year are attributable to changes in the number of Board members and their committee memberships. The compensation paid for services rendered remained the same over the relevant periods.

In accordance with Nokia’s policy, directors’ remuneration consists only of an annual fee and no additional fees are paid for meeting attendance. Approximately 40% of the directors’ remuneration is paid in the form of Nokia shares that are purchased from the market or alternatively by using treasury shares held by the company. The rest of the remuneration is paid in cash, most of which is typically used to cover taxes arising from the remuneration. In addition, directors shall retain all Nokia shares received as director compensation until the end of their Board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). Non-executive directors do not participate in any of Nokia’s equity programs and do not receive performance shares, restricted shares or any other equity based or otherwise variable compensation for their duties as Board members.

The compensation of the Board is resolved annually by our shareholders at the Annual General Meeting. It is resolved by a majority vote of the shareholders represented at the Annual General Meeting, upon the proposal of the Corporate Governance and Nomination Committee of the Board. The compensation is determined as of the date of the Annual General Meeting until the close of the next Annual General Meeting.

When preparing the proposal for Board compensation for the Annual General Meeting, the Corporate Governance and Nomination Committee reviews and compares total compensation levels and their criteria to other global peer group companies with net sales and a complexity of business comparable to that of Nokia’s. The Corporate Governance and Nomination Committee’s aim is to ensure that Nokia has an efficient Board of international professionals representing a diverse mix of skills and experience. Competitive Board remuneration contributes to the achievement of this target.

Compensation of the Board of Directors in 2014

In 2014, the aggregate amount of compensation paid to the members of the Board for their services as members of the Board and its committees equaled EUR 1 580 000.

The following table outlines the total annual compensation paid to the members of the Board for their services in 2014, as resolved by shareholders at the Annual General Meeting on June 17, 2014. For more details on Nokia shares held by the members of the Board, refer to “— Share ownership of the Board of Directors and the Nokia Group Leadership Team—Share ownership of the Board of Directors” below.

	Year	Compensation earned or paid in cash EUR(1)
Risto Siilasmaa, Chairman(2)	2014	440 000
Jouko Karvinen, Vice Chairman(3)	2014	175 000
Vivek Badrinath(4)	2014	140 000
Bruce Brown(5)	2014	155 000
Elizabeth Doherty(6)	2014	140 000
Henning Kagermann, Board member until June 17, 2014(7)	2014	–
Helge Lund, Board member until June 17, 2014(7)	2014	–
Mårten Mickos	2014	130 000
Elizabeth Nelson(8)	2014	140 000
Kari Stadigh	2014	130 000
Dennis Strigl	2014	130 000
Total		1 580 000

(1)	Approximately 40% of each Board member’s annual compensation was paid in Nokia shares purchased from the market and the remaining approximately 60% in cash. The members of the Board do not participate in any of Nokia’s equity programs or receive any other form of variable compensation for their services as Board members.

(2)	Represents compensation paid to Risto Siilasmaa for services as the Chairman of the Board. This table does not include compensation paid to Mr. Siilasmaa for his services as the interim CEO. For the compensation paid for his services as the interim CEO, refer to “—Summary compensation table” below.

(3)	Represents compensation paid to Jouko Karvinen, consisting of EUR 150 000 for service as Vice Chairman of the Board and EUR 25 000 for services as the Chairman of the Audit Committee.

(4)	Represents compensation paid to Vivek Badrinath, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

(5)	Represents compensation paid to Bruce Brown, consisting of EUR 130 000 for services as a member of the Board and EUR 25 000 for service as the Chairman of the Personnel Committee.

(6)	Represents compensation paid to Elizabeth Doherty, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

(7)	Henning Kagermann and Helge Lund served on the Board until the close of the Annual General Meeting in 2014. They were not paid any compensation during fiscal year 2014, but received their compensation for the term until the close of the Annual General Meeting in 2014 for the fiscal year 2013.

(8)	Represents compensation paid to Elizabeth Nelson, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	104

Corporate governance

Proposal by the Corporate Governance and Nomination Committee for compensation to the Board of Directors in 2015

On January 29, 2015, the Corporate Governance and Nomination Committee of the Board announced its proposal to the Annual General Meeting convening on May 5, 2015 regarding the remuneration to the Board in 2015. The Committee will propose that the annual fee payable to the Board members elected at the same meeting for a term until the close of the Annual General Meeting in 2016 remains at the same level as it has been for the past seven years and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000, and for each member of the Audit Committee an additional annual fee of EUR 10 000.

The guiding principle of the Corporate Governance and Nomination Committee’s remuneration proposal is to align the interests of the directors with those of the shareholders by remunerating directors primarily with Nokia shares that according to the current policy shall be retained for the duration of the Board membership. Therefore, the Committee will propose that, as in the past, approximately 40% of the Board remuneration be paid in Nokia shares purchased from the market or alternatively by using treasury shares held by the company. The shares shall be retained until the end of a director’s Board membership in line with the current Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). The rest of the remuneration would be payable in cash, most of which is typically used to cover taxes arising from the remuneration.

The Committee’s aim is to ensure that Nokia has an efficient Board of international professionals representing a diverse mix of skills and experience. A competitive Board remuneration contributes to the achievement of this target.

In determining the proposed remuneration, it is the Committee’s policy to review and compare the total remuneration levels and their criteria paid in other global companies with net sales and complexity of business comparable to that of Nokia’s. It is the company’s policy that the remuneration consists of an annual fee only, and that no fees for meeting attendance are paid. It is also the company’s policy that a significant portion of director compensation will be paid in the form of company shares purchased from the market or by using shares held by the company and that each Board member shall retain, in accordance with the current policy, all Nokia shares received as director compensation until the end of his or her Board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, it is Nokia’s policy that non-executive members of the Board do not participate in any of its equity programs and do not receive stock options, performance shares, restricted shares or any other equity-based or otherwise variable compensation for their duties as Board members.

Executive compensation

Introduction

The year 2014 was one of fundamental change for Nokia. Following the Sale of the D&S Business, Nokia emerged with three businesses – Nokia Networks, HERE and Nokia Technologies.

As a result of these changes and the new Nokia strategy we have introduced new corporate values and reviewed and refreshed our executive pay practices and policies for the Nokia Group Leadership Team.

Key updates made to our executive compensation practices are as follows:

Drive performance

¡	We have updated the mix of various compensation elements to reflect market practice for companies of similar size and complexity.

¡	Performance shares are now used as the primary vehicle for long-term incentives.

Attract and retain the right talent

¡	We have updated our peer group for assessment of the competitiveness of our compensation packages and structure given our renewed business and strategy.

Align with shareholder interests

¡	Our share ownership and clawback policies have been strengthened as part of the review of our compensation approach in order to ensure appropriate alignment with shareholders and accountability for sustainable long-term company success.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	105

Compensation continued

The Nokia Group Leadership Team

This section provides details regarding our compensation strategy, philosophy, policies, programs and practices, including specific information related to the Nokia Group Leadership Team. The following members were our named executive officers at December 31, 2014:

Name	Position held in 2014	Appointment date
Rajeev Suri	President and Chief Executive Officer	May 1, 2014
Timo Ihamuotila	EVP, Group Chief Financial Officer	September 1, 2011
Samih Elhage	EVP, Chief Financial and Operating Officer, Nokia Networks	May 1, 2014
Ramzi Haidamus	President, Nokia Technologies	September 3, 2014
Sean Fernback	President, HERE	November 1, 2014

Compensation philosophy, design and strategy

Our compensation programs are designed to attract, retain and motivate talent with the right mix of skills and capabilities and foster a pay for performance environment. Reward is aligned with the company’s strategy by adopting an appropriate mix of fixed and variable compensation to engage and motivate employees in the performance of the business and ensure alignment with shareholders.

A single compensation framework is used across the entire Nokia Group with a varying mix of fixed and variable pay for each level. Higher levels of performance-based pay and equity compensation are used to reward executives for delivering long-term sustainable growth and creating shareholder value.

Nokia aims to provide a globally competitive compensation offering compared to companies of similar size and complexity. In its determination of compensation for the President and CEO and the Nokia Group Leadership Team, the Personnel Committee of the Board considers the compensation levels in other companies in high technology, telecommunications and internet services industries, as well as companies from other industries that are headquartered in Europe and the United States. The peer group is determined by the Personnel Committee and was reviewed during 2014 to ensure that the new focus of the Nokia Group is appropriately reflected in the peer group following the Sale of the D&S Business and integration of the Nokia Networks organization.

In designing Nokia’s variable compensation programs key consideration is given to:

¡	incorporating specific performance measures that align directly with the execution of our strategy;

¡	delivering an appropriate amount of performance-related variable compensation for the achievement of strategic goals and financial targets in both the short and the long term;

¡	appropriately balancing rewards between company and individual performance; and

¡	fostering an ownership culture that promotes sustainability and long-term value creation that aligns the interests of participants with those of the shareholders.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	106

Corporate governance

Compensation structure and goal setting

In line with our overall compensation philosophy our executives are rewarded using a mix of fixed and variable pay.

The elements of the compensation structure for the Nokia Group Leadership Team are further detailed below:

Element	Principles	Purpose
Base salary	Fixed cash component targeted at our peer group median; base salary can vary from the market due to individual performance, experience, time in position, and internal equity considerations. Base salaries are reviewed annually taking into account market conditions, affordability and individual performance.	To compensate for the relevant knowledge, skills and experience the individual brings to the role and the responsibility of their position. Provides a degree of financial certainty and stability that helps us retain talent.
Short-term incentive	An annual cash award designed to reward a mix of corporate, business unit, and individual performance compared to pre-established performance goals. The on target short-term incentive award, when taken together with base salary, is designed to provide a median annual total cash compensation comparable to that of our peer group.	Reward for the achievement of key business metrics by meeting financial and strategic targets during the fiscal year.
Long-term incentive

The equity-based portion of compensation that is tied to Nokia’s long-term success and delivered through performance shares.

Long-term incentive awards are intended to provide competitive incentive compensation compared with our peer group when combined with base salary and target short-term incentive.

The ultimate value of an award depends on our share price and business performance against predetermined performance measures.

Restricted shares are also used selectively to recruit and retain key talent on a very limited basis. The number of shares vesting is predetermined but the ultimate value will rise or fall in line with movements in the share price.

There are also certain legacy equity compensation programs in force as described in “—Legacy equity compensation programs” below.

To reward for delivery of sustainable long-term performance, align the executives’ interests with those of shareholders and aid retention.
Benefits & perquisites	The Nokia Group Leadership Team members are provided the same benefits that are made available to employees more broadly in the relevant country, with additional security provisions, as appropriate. The Nokia Group Leadership Team members may also be provided with certain other benefits from time to time, which are not material in terms of monetary value.	Benefits and perquisites are offered as part of the core compensation package to enable us to attract, retain and protect employees and executives.
Relocation & mobility	To facilitate international mobility by providing relevant benefits to assist executives in relocation. Mobility policies support the relocation of an executive and their dependents or the reasonable costs of commuting. Benefits are market specific and are not compensation for performing the role but provided to defray costs or additional burdens of a relocation or residence outside the home country.	To assist with mobility across the Nokia Group to ensure the appropriate talent is available to execute our strategy in the right locations.
Retirement plans	To provide retirement funding in line with local market and legal requirements, typically through defined contribution or locally mandated pension plans. No supplemental pension arrangements are provided.	To give a market competitive level of provision for post-retirement income.
Change of control arrangements

Change of control arrangements are offered on a very limited basis only, and based on a double trigger structure, which means that both a specified change of control event and termination of the individual’s employment must take place for any change of control based severance payment to materialize. More information provided under section

“—Members Termination provisions for the Nokia Group Leadership Team members”.

To ensure the continuity of management in connection with possible change of control event.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	107

Compensation continued

2014 compensation for the Nokia Group Leadership Team

Compensation mix

The target mix of compensation for the President and CEO and other members of the Nokia Group Leadership Team is shown below. Consistent with our pay for performance philosophy, a significant proportion of their compensation is delivered in variable pay, rewarding performance and aligning their interests with those of shareholders.

Summary of mix of compensation package (%)

Short-term incentives

The 2014 short-term incentives for the President and CEO and the Nokia Group Leadership Team are based on the following measurement criteria, defined in order to reward achievement against key financial targets and the strategic objectives required to ensure that the right strategy, culture and operating model are in place to enable sustainable success for Nokia going forward.

	As a percentage of base salary
Position	Minimum performance	Target performance	Maximum performance	Measurement criteria
President and CEO	0%	125%	250%	Key financial targets (including net sales, operating profit and free cash flow) and key strategic objectives focusing on the strategy, culture and infrastructure of the new Nokia operating model
Other Nokia Group Leadership Team members	0%	75% - 100%	150% - 200%	Corporate and business-specific key financial targets as appropriate for each role (including net sales, operating profit or EBITDA and free cash flow) and key strategic objectives focusing on the priorities of each of our businesses

2014 achievement against the short-term incentive plan targets is shown below, with the strong 2014 financial performance reflected in the level of payment.

% of target short-term incentive earned in 2014

NOKIA ANNUAL REPORT ON FORM 20-F 2014	108

Corporate governance

Long-term incentives

Our long-term incentives are designed to ensure alignment with the interests of shareholders and the delivery of sustainable success at a corporate level. Long-term incentive awards were predominantly made in performance shares, the details of which are discussed in more detail in the “—Equity compensation” section below. In addition to the target level of long-term incentive award, additional one time awards were made to Mr. Suri and Mr. Elhage.

Pension arrangements for the members of the Nokia Group Leadership Team

The President and CEO and other members of the Nokia Group Leadership Team participate in the local retirement plans applicable to employees in the country of residence. Executives based in Finland, Mr. Suri, Mr. Ihamuotila and Mr. Elhage, participate in the statutory Finnish pension system, as regulated by the Finnish Employees’ Pension Act (395/2006, as amended) (the “Finnish TyEL”), which provides for a retirement benefit based on years of service and earnings according to prescribed rules. No supplemental pension arrangements are provided. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, while gains realized from equity are not. Retirement benefits are available from age 63 to 68, according to an increasing scale. Mr Haidamus participates in Nokia’s US Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer’s match vests for the participants annually during first four years of their employment. Mr. Fernback participates in the HERE Pension Plan that is 100% company funded. Contributions are based on pensionable earnings, the pension table and retirement age.

Other arrangements

In line with Nokia’s high ethical standards, Nokia has adopted a new more stringent clawback policy. According to this policy, variable pay can be clawed back from executives, to whom the policy applies, in the event of a specified misconduct or a materially adverse misstatement.

Compensation governance practices

The Board of Directors

¡	Approves and the independent members of the Board confirm the compensation of the President and CEO upon recommendation of the Personnel Committee;

¡	approves upon recommendation from the Personnel Committee any long-term incentive compensation, and all equity plans, programs or similar arrangements of significance that the company establishes for its employees; and

¡	decides on the issuance of shares to fulfill the company’s obligations under equity plans in respect of vested awards to be settled.

The Personnel Committee

As part of its responsibilities the Personnel Committee assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the Company’s executives and the terms of employment of the same, making recommendations to the Board:

¡	recommends to the Board the corporate goals and objectives relevant to the compensation of the President and CEO, and evaluates the performance of the President and CEO against previously established goals and objectives as well as proposes to the Board the compensation level of the President and CEO;

¡	reviews and approves changes to the peer group for assessment of the competitiveness of our compensation from time to time;

¡	approves and oversees recommendations from the President and CEO for compensation for other members of the Nokia Group Leadership Team and any other executive-level direct reports to the CEO;

¡	reviews and approves goals and objectives relevant to the compensation for other members of the Nokia Group Leadership Team and any other executive-level direct reports to the CEO, and reviews the results of the evaluation of their performance in relation to the approved goals and objectives;

¡	reviews and periodically makes recommendations to the Board regarding the operation and amendment of any long-term incentive arrangements and all equity plans; and

¡	reviews the content of and ensuring compliance with the share ownership policy.

Independent consultant

The Personnel Committee retains the use of an independent external consultant to assist in the review and determination of executive compensation. The consultant works directly with the Personnel Committee and meets annually with the Committee, without management present to provide advice on:

¡	market data and appropriateness of compensation information compiled by management;

¡	the appropriateness and competitiveness of our compensation program relative to market levels and practice; and

¡	executive compensation trends and developments.

The Committee has reviewed and established that the consultant that works for the Personnel Committee is independent of Nokia and does not have any other business relationships with Nokia.

President and CEO

The President and CEO plays an active role in compensation governance and performance management processes for his direct reports and the wider employee population in Nokia.

The President and CEO is not a member of the Personnel Committee and does not vote at Personnel Committee meetings nor does he participate in any conversations regarding his own compensation.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	109

Compensation continued

Service contract of President and CEO Rajeev Suri, effective as of May 1, 2014

Pursuant to his service contract Mr. Suri’s annual base salary, which is subject to annual review by the Board and confirmation by the independent members of the Board, is EUR 1 000 000 and his incentive target under the Nokia short-term cash incentive plan is 125% of annual base salary. Mr. Suri is entitled to the customary benefits in line with our policies applicable to the senior executives, however, some of the benefits are being provided to him on a tax assisted basis. Mr. Suri is also eligible to participate in Nokia Group’s long-term equity based compensation programs in accordance with Nokia policies and guidelines and as determined by the Board. Pursuant to his service contract Mr. Suri maintained his participation in the Nokia Networks Equity Incentive Plan, which is further detailed in the “—Nokia Networks Equity Incentive Plan” section below.

Mr. Suri’s service contract may be terminated as follows:

¡	termination by Nokia for reasons other than cause. In the event of a termination by Nokia for reasons other than cause, Mr. Suri is entitled to a severance payment equaling up to 18 months of compensation (including annual base salary, benefits, and target incentive), and his unvested equity awards will be forfeited;

¡	termination by Nokia for cause. In the event of a termination by Nokia for cause, Mr. Suri is entitled to no additional compensation and all his unvested equity awards will be forfeited;

¡	termination by Mr. Suri for any reason. Mr. Suri may terminate his service contract at any time with six months’ prior notice. Nokia may choose to pay a lump sum payment in lieu of his service during the notice period or ask Mr. Suri to continue his service through all or part of this notice period. In either event, Mr. Suri is entitled to six months of compensation (including annual base salary, benefits, and target incentive), and his unvested equity awards will be forfeited;

¡	termination by Mr. Suri for Nokia’s material breach of the service contract. In the event that Mr. Suri terminates his service contract based on a final arbitration award demonstrating Nokia’s material breach of the service contract, he is entitled to a severance payment equaling to up to 18 months of compensation (including annual base salary, benefits, and target incentive), and all his unvested equity awards will be forfeited; or

¡	termination based on specified events. Mr. Suri’s service contract includes special severance provisions on a termination following a change of control event. Such change of control provisions are based on a double trigger structure, which means that both a change of control event and the termination of the individual’s employment within a defined period of time must take place in order for any change of control based severance payment to become payable. More specifically, if a change of control event has occured, as defined in the service contract, and Mr. Suri’s service with Nokia is terminated either by Nokia or its successor without cause, or by Mr. Suri for “good reason”, in either case within 18 months from such change of control event, Mr. Suri will be entitled to a severance payment equaling up to 18 months of compensation (including annual base salary, benefits, and target incentive) and cash payment (or payments) for the pro-rated value of his outstanding unvested equity awards, including equity awards under the Nokia Networks Equity Incentive Plan, restricted shares, performance shares and stock options (if any), payable pursuant to the terms of the service contract. “Good reasons” referred to above include a material reduction of Mr. Suri’s compensation and a material reduction of his duties and responsibilities, as defined in the service contract and as determined by the Board.

In addition, the service contract defines a specific, limited termination event that applies until June 30, 2016. Upon this event, if Mr. Suri’s service with Nokia is terminated as a result of the circumstances specified in the service contract, he is entitled to, in addition to normal severance payment payable upon his termination by Nokia for reasons other than cause, to a pro rated value of unvested equity awards under the Nokia Networks Equity Incentive Plan, provided that the termination of his service takes place within six months from the defined termination event (and at or prior to June 30, 2016). Subject to this limited time treatment of unvested equity awards under the Nokia Networks Equity Incentive Plan, all of Mr. Suri’s other unvested equity will be forfeited.

Mr. Suri is subject to a 12-month non-competition obligation that applies after the termination of the service contract or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

Termination provisions for the Nokia Group Leadership Team members

Maintaining a stable and effective leadership team is considered essential for protecting and enhancing the best interests of Nokia and its shareholders. In order to encourage the continued attention, dedication and continuity of the members of the Nokia Group Leadership Team to their assigned duties without the distraction that may arise from the possibility of termination of employment as a result of a specified change of control event in Nokia, certain provisions have been made available to them. The provisions for the President and CEO are described in the “Service contract of President and CEO Rajeev Suri, effective as of May 1, 2014” section.

In all cases, if an executive is dismissed for cause, then no compensation will be payable and no outstanding equity will vest.

In the event of termination for any other reason than cause, where the company pays compensation in lieu of notice period’s salary, benefits and target short-term incentive amounts are taken into account. In addition, special provisions exist for the treatment of equity awards granted prior to the Sale of the D&S Business for Mr. Ihamuotila in the event that Nokia terminates his service contract for reasons other than cause, death or retirement.

The Nokia Group Leadership Team members have change of control agreements with Nokia, which serve as an addendum to their service contracts. These change of control agreements are based on a double trigger structure, which means that both the change of control event and the termination of the individual’s employment must take place for any change of control based severance payment to materialize. More specifically, if a change of control event, as defined in the agreement, has occurred in the company, and the individual’s employment with the company is terminated either by Nokia or its successor without cause, or by the individual for “good reason” (for example, material reduction of duties and responsibilities), in either case within 18 months from such change of control event, the individual will be entitled to his or her notice period compensation (including base salary, benefits, and target incentive) and cash payment (or payments) for the pro-rated value of the individual’s outstanding unvested equity, including restricted shares, performance shares, stock options and equity awards under Nokia Networks Equity Incentive Plan, payable pursuant to the terms of the agreement. The Board of Directors has the full discretion to terminate or amend the change of control agreements at any time.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	110

Compensation continued

Summary compensation table

The Summary Compensation Table below reflects the cash compensation and benefits earned in 2014 and the value of long-term incentive awards made to the Nokia Group Leadership Team members serving as of the end of 2014. In addition, the Summary Compensation Table sets forth the compensation of each other individual who served as Chief Executive Officer or Chief Financial Officer at any point during the year, as well as up to two other Nokia Group Leadership Team members who would have been among the three most highly compensated had they still been serving Nokia Group Leadership Team members at year-end.

A significant portion of equity grants presented in the below Summary Compensation Table to the Nokia Group Leadership Team members are tied to the performance of the company and aligned with the value delivered to shareholders. Therefore, the amounts shown are not representative of the amounts that will actually be earned and paid out to each Nokia Group Leadership Team member (but rather the accounting grant date fair value of each applicable grant, which is required to be reported in the Summary Compensation Table). In fact, for each of the years reported, the compensation “realized” by each Nokia Group Leadership Team member is lower than the amount required to be reported in the Summary Compensation Table.

Name and principal position(1)	Year	Salary	Short-term variable compensation(2)	Stock awards(3)	Option awards(3)	Change in pension value and non- qualified deferred compensation earnings(4)	Payments to defined contribution retirement plans(4)		All other compensation		Total(15)
		EUR	EUR	EUR	EUR	EUR	EUR		EUR		EUR
Rajeev Suri President and CEO	2014	932 666	1 778 105	3 759 936	0	0	686 206		168 645	(5)	7 325 558
Risto Siilasmaa Interim CEO, September 3, 2013 to April 30, 2014/ Current Board Chairman	2014 2013	0 0	0 0	0 0	0 0	0 0	0 0		1 126 323 500 000	(6)	1 317 798 500 000
Timo Ihamuotila EVP, Group Chief Financial Officer/Interim President, September 3, 2013 to April 30, 2014	2014 2013 2012	621 277 578 899 570 690	945 579 628 909 57 750	954 444 1 136 530 539 300	0 547 748 106 575	0 0 0	213 277 152 689 122 093		113 337 314 066 40 146	(7)	2 847 914 3 358 841 1 436 554
Samih Elhage EVP, Chief Financial and Operating Officer, Nokia Networks	2014	593 333	703 221	1 388 288	0	0	96 554	(8)	154 183	(8)	2 935 579
Ramzi Haidamus(9)(10) President, Nokia Technologies	2014	158 998	169 490	716 220	0	0	1 663		10 796	(11)	1 057 167
Sean Fernback President, HERE	2014	321 555	267 259	620 432	0	73 967	0		127 428	(12)	1 410 641
Stephen Elop Former President and CEO/Former EVP, Devices & Services	2014 2013 2012	338 088 1 105 171 1 079 500	0 769 217 0	0 5 385 660 2 631 400	0 2 197 691 497 350	0 0 0	229 213 196 992 247 303		24 489 143 121 765 69 395	(13)	25 056 444 9 776 496 4 524 948
Louise Pentland(9)(10) Former EVP, Chief Legal Officer	2014 2013 2012	282 776 441 499 466 653	0 476 027 46 321	0 905 120 407 730	0 427 329 81 708	0 0 0	9 485 9 324 9 787		2 835 913 530 12 974	(14)	3 128 174 2 259 829 1 025 173

(1)	The positions set forth in this table are the positions at year-end of the Nokia Group Leadership Team. For Mr. Elop and Ms. Pentland the table sets forth their positions at the time of their membership in the Nokia Group Leadership Team.

(2)	Short-term variable compensation payments are part of Nokia’s short-term cash incentive plan. The amount consists of the annual incentive cash payment and/or other short-term variable compensation earned and paid or payable by Nokia for the respective fiscal year.

(3)	Amounts shown represent the grant date fair value of equity grants awarded for the respective fiscal year. The fair value of stock options equals the estimated fair value on the grant date, calculated using the Black-Scholes model. The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of a Nokia share less the present value of dividends expected to be paid during the vesting period. The value of the performance shares is presented on the basis of granted number of shares, which is two times the number of shares at threshold. The value of the stock awards with performance shares valued at maximum (four times the number of shares at threshold), for each of the named executive officers, is as follows: Mr. Suri EUR 7 519 872; Mr. Ihamuotila EUR 1 908 888; Mr. Elhage EUR 2 776 576; Mr. Fernback EUR 986 903; and Mr. Haidamus EUR 1 432 440. A significant portion of these equity grants to the Nokia Group Leadership Team is tied to Nokia’s performance and aligned with the value delivered to shareholders. Therefore, the amounts shown are not representative of the amounts that will actually be earned and paid out to each named executive officer (but rather the accounting grant date fair value of each applicable grant, which is required to be reported in the Summary Compensation Table).

(4)	Pension arrangements in Finland and the United States are characterized as defined contribution pension arrangements under IAS 19, Employee benefits. The executives based in Finland are participants in the state mandated TyEL pension arrangements. Executives in the United States participate in the plan described in footnote 10 to this table. Mr Fernback is a participant in the Nokia Germany Defined Benefit pension plan where the pension is determined by reference to his base salary, age and years of service.

(5)	All other compensation for Mr. Suri in 2014 includes: housing of EUR 62 628; home security EUR 1 080; EUR 31 576 for travel assistance; EUR 34 055 for tuition of minor children; tax 17 038 services and EUR 22 268 for premiums paid under supplemental medical and disability insurance and for mobile phone and driver.

(6)	All other compensation for Mr Siilasmaa represents the value of the shares bought on the open market for Mr. Siilasmaa as compensation for his achievement in his role as Interim CEO, the balance of which he received as shares after deducting associated taxes and social security contributions.
(7)	All other compensation for Mr. Ihamuotila in 2014 includes: EUR 10 320 for car allowance; EUR 292 for security; and EUR 2 725 for premiums paid under supplemental medical and disability insurance and for mobile phone and driver. EUR 100 000 in respect of an allowance given to recognize the additional responsibilities Mr. Ihamuotila took on as of September 3, 2013 to April 30, 2014 where he acted in the role of Interim President and Chairman of the Nokia Leadership Team while also continuing to serve as Chief Financial Officer. Mr. Ihamuotila’s executive agreement covered his position as Executive Vice President and Chief Financial Officer. In recognition of these additional responsibilities, Mr. Ihamuotila received a total of EUR 250 000 paid in five monthly installments of EUR 50 000 each commencing in October 2013, the balance of two payments falling into 2014. No other changes were made to his compensation as a result of his additional responsibilities as Interim President.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	111

Compensation continued

(8)	All other compensation for Mr. Elhage in 2014 includes: EUR 140 325 for international assignment related allowances; EUR 3 750 for car allowance; EUR 4 420 tax services; EUR 5 688 for premiums paid under supplemental medical and disability insurance and mobile phone. Pension payments of Mr. Elhage include amounts paid to the company International Retirement Savings Plan in respect of his assignment to Germany and payments to the mandatory TyEL Finnish pension in respect of his service in Finland.
(9)	Salaries, benefits and perquisites for Mr. Haidamus and Ms. Pentland were paid and denominated in USD. Amounts were converted using year-end 2014 USD/EUR exchange rate of 1.25. For years 2013 and 2012 disclosure, amounts were converted using the respective year-end USD/EUR exchange rates, 1.37 and 1.28, respectively.
(10)	Mr. Haidamus and Ms. Pentland participated in Nokia’s U.S Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer’s match vests for the participants during each of the first four years of their employment. Participants earning in excess of the Internal Revenue Service (IRS) eligible earning limits may participate in the Nokia Restoration and Deferral Plan, which allows employees to defer up to 50% of their salary and 100% of their short-term cash incentive. Contributions to the Restoration and Deferral Plan are matched 100% up to 8% of eligible earnings, less contributions made to the 401(k) plan. Nokia’s contributions to the plan are included under “All Other Compensation Column” and noted hereafter.
(11)	All other compensation for Mr. Haidamus in 2014 includes: EUR 10 796 for mobility related allowances.
(12)	All other compensation for Mr. Fernback in 2014 includes: EUR 2 428 for car and fuel and EUR 125 000 sign on payment in lieu of bonuses forfeited on leaving his previous employer.
(13)	All other compensation for Mr. Elop in 2014 includes: housing of EUR 12 217; EUR 12 102 for tax services; home security EUR 74; and EUR 1 071 for premiums paid under supplemental medical and disability insurance and for mobile phone and driver. Severance payment in the amount of EUR 24 248 059. Payment in lieu of untaken vacation in line with local legal requirements EUR 215 620. According to the terms of the purchase agreement with Microsoft entered into in connection with the Sale of the D&S Business, 30% of the total severance payment amounting to EUR 7.3 million, was borne by Nokia and the remaining 70% was borne by Microsoft.
(14)	All other compensation for Ms. Pentland in 2014 includes: EUR 3 365 provided under Nokia’s international assignment policy in the UK and Severance payment in the amount of EUR 2 832 548.
(15)	A significant portion of equity grants presented in the Summary Compensation Table to the Nokia Group Leadership Team members are tied to the performance of the company and aligned with the value delivered to shareholders. Therefore, the amounts shown are not representative of the amounts that will actually be earned and paid out to each Nokia Group Leadership Team member (but rather the accounting grant date fair value of each applicable grant, which is required to be reported in the Summary Compensation Table). In fact, for each of the years reported, the compensation “realized” by each Nokia Group leadership team member is lower than the amount required to be reported in the Summary Compensation Table.

Equity awards during 2014

The following equity awards were made to Nokia Group Leadership Team members serving as of December 31, 2014. In 2014 no stock options were awarded to Nokia Group Leadership Team members. The positions set forth in the table are the positions at December 31, 2014.

Name and principal position	Grant Date(1)	Performance shares at threshold number	Performance shares at maximum number	Restricted shares number		Grant date fair value EUR(3)
Rajeev Suri, President and CEO	May 28, 2014	340 020	1 360 078	–		3 759 936
Timo Ihamuotila, EVP, Group Chief Financial Officer	May 28, 2014	86 313	345 250	–		954 444
Samih Elhage, EVP, Chief Financial and Operating Officer, Nokia Networks	May 28, 2014	125 546	502 184	–		1 388 288
Ramzi Haidamus, President, Nokia Technologies	November 12, 2014	57 500	230 000	–		716 220
Sean Fernback, President, HERE	May 28, 2014			48 126	(2)	253 961
	September 10, 2014	16 350	65 400			202 675
	November 12, 2014	13 150	52 600			163 796

(1)	Including all equity awards made in 2014. Awards were made under the Nokia Performance Share Plan 2014 and Nokia Restricted Share Plan 2014.

(2)	Mr. Fernback received the restricted share award upon joining HERE in January 2014 as compensation of equity awards forfeited upon leaving his previous employer.

(3)	The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting. The value of performance shares is presented on the basis of a number of shares, which is two times the number at threshold.

Equity compensation

Equity compensation program

Nokia operates a number of equity programs, with the common purpose of aligning the participants’ interests with those of shareholders. All programs require continued employment with Nokia for the awards to vest. In line with our pay for performance philosophy, the principle equity vehicle is the Performance Share Plan, which includes defined performance conditions linked to Nokia’s long-term success.

The active equity plans in 2014 can be summarized as follows:

Equity Plan
Details	Performance Shares	Restricted Shares	Employee Share Purchase Plan
Eligible employees	Grade based eligibility including Nokia Group Leadership Team members	Grade based eligibility including Nokia Group Leadership Team members	All employees in participating countries
Purpose	Annual long-term incentive awards, to reward for delivery of sustainable long-term performance, align with the interests shareholders and aid retention of key employees	Exceptional recruitment and retention	Encourage share ownership within the Nokia employee population, increasing engagement and sense of ownership in the company.
Vesting schedule	Two-year performance period and further one-year holding requirement	Vest on the third anniversary of grant	Matching shares vest at the end of the 12-month savings period

In addition, Nokia also has two stock option plans and the Nokia Networks Equity Incentive Plan that are no longer used to grant new awards but under which there are outstanding awards from earlier years. These are described in the section on legacy equity compensation programs.

Performance share grants to the President and CEO are approved by the Board and confirmed by the independent directors of the Board upon recommendation by the Personnel Committee.

Performance share grants to the other Nokia Group Leadership Team members and other direct reports of the President and CEO are approved by the Personnel Committee.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	112

Corporate governance

Equity awards to other eligible employees are approved by the President and CEO on a quarterly basis, based on an authorization given by the Board.

At December 31, 2014, the total dilutive effect of all Nokia’s stock options, performance shares and restricted shares outstanding, assuming full dilution, was approximately 1.37% in the aggregate. The potential maximum effect of the 2015 Equity Plans would be approximately another 0.97%.

Performance shares

The performance shares represent a commitment by Nokia to deliver Nokia shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. The shares have a two-year performance period followed by a further one-year restriction period after which the awards vest. The table below illustrates the performance criteria of the Performance Share Plans as of 2012 through to 2014.

Performance criteria (non-IFRS)(1)	2014	2013		2012
For Nokia Group employees (excluding HERE employees)
Average annual net Sales Nokia Group	Yes	Yes	(2)	Yes
Average annual EPS Nokia Group	Yes	Yes		Yes
For HERE employees(3)
Average annual EPS Nokia Group	Yes	n/a		n/a
Average annual net sales HERE	Yes	n/a		n/a
Average annual operating profit HERE	Yes	n/a		n/a
Minimum settlement at below threshold performance(4)	25%	0%		0%

(1)	Non-IFRS measures exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

(2)	The performance condition was amended at the time of the Sale of the D&S Business to reflect the new profile of the business and different annual revenue levels of the new business. The amendment introduces a metric set on the basis of the Average Net Sales Index over the two-year performance period in replacement of the metric set on the basis of the Average Annual Net Sales Revenue. The ‘Net Sales Index’ relates to the final non-IFRS annual net sales achieved through the business operations of Nokia Group (excluding Nokia Networks) in relation to 2013 and for Nokia Networks, HERE and Nokia Technologies in relation to 2014, expressed as a percentage of the annual target set for each year. A separate Annual Net Sales Index will be calculated for 2013 and 2014, and the average of the two will be calculated following the close of 2014 and used, in part, to determine the final payout under the Plan, which will occur after the one-year restriction period in 2016.

(3)	Specific performance criteria for HERE employees were introduced in 2014.

(4)	In 2014, a minimum payout level was introduced to reinforce the retentive impact of the plan by giving some certainty to remaining employees during the transformation of Nokia following the Sale of the D&S Business and integration of the Nokia Networks business.

Until the shares have vested and been delivered to the participants, they carry no voting or dividend rights. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Performance Share Plan 2015

The primary equity incentive instrument for the executives and other selected employees in 2015 will again be performance shares. The approximate maximum numbers of planned grants under the Nokia Performance Share Plan 2015 is 32 220 000 units. The minimum number of grant units is 8 055 000.

As in 2014, the number of shares to be settled after the restriction period will start at 25% of the grant amount and any payout beyond this will be determined with reference to the financial performance against the established performance criteria during the two-year performance period.

The Nokia Performance Share Plan 2015 has a two-year performance period (2015 through to 2016) and a subsequent one-year restriction period. Therefore, the amount of shares based on the financial performance during 2015–2016 will vest after 2017. The performance criteria and range for Nokia Group employees (excluding HERE employees) are as follows:

Performance criterion	Weighting	Threshold performance	Maximum performance	Potential range of settlement
Nokia average annual non-IFRS(1) net sales during Jan.1, 2015—Dec. 31, 2016	50%	EURm 12 389	EURm 14 736	Threshold number up to maximum level (4 x Threshold number)
Nokia average annual non-IFRS(1) EPS during Jan.1, 2015—Dec. 31, 2016	50%	EUR 0.23	EUR 0.37	Threshold number up to maximum level (4 x Threshold number)
The performance criteria and range for HERE employees are as follows:
Performance criterion	Weighting	Threshold performance	Maximum performance	Potential range of settlement
Nokia average annual non-IFRS(1) EPS during Jan.1, 2015—Dec. 31, 2016	25%	EUR 0.23	EUR 0.37	Threshold number up to maximum level (4 x Threshold number)
HERE non-IFRS(1) average annual operating Profit during Jan.1, 2015—Dec. 31, 2016	25%	EURm 66.5	EURm 172	Threshold number up to maximum level (4 x Threshold number)
HERE average annual non-IFRS(1) net sales during Jan.1, 2015—Dec. 31, 2016	50%	EURm 953.5	EURm 1 133.5	Threshold number up to maximum level (4 x Threshold number)

(1)	Non-IFRS measures exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	113

Compensation continued

Performance criteria are set with the purpose of being challenging but achievable to ensure that executives are motivated. The awards at the threshold are significantly reduced from grant level and achievement of maximum award would require performance significantly ahead of current market expectations.

Achievement of the maximum performance for all criteria would result in the vesting of a maximum of 32.2 million Nokia shares. Achievements beyond the maximum performance level will not cause any further shares to vest. Achievement of the threshold performance for all criteria will result in the vesting of approximately 8.1 million shares which is the minimum payout under the plan. Minimum payout under the plan, even if threshold performance is not achieved, is 4.05 million shares due to the 25% minimum payout. Until Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

Restricted shares

In 2014 restricted shares were used on a selective basis to ensure retention and recruitment of individuals deemed critical to Nokia’s future success. The restricted shares vest on the third anniversary of the award subject to continued employment with Nokia. Until the restricted shares vest they carry no voting or dividend rights.

Restricted shares under the Nokia Restricted Share Plan 2015 will be used in an increasingly targeted way. Grants will be focused on retention and recruitment of key individuals in defined locations where supported by local practice, for example in Silicon Valley and other parts of the United States where Nokia maintains a significant presence. The shares will vest in three equal tranches over three years, on the first, second and third anniversary of the award. Vesting is subject to continued employment with the company.

Until the shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, eligible Nokia employees can elect to make monthly contributions from their salary to purchase Nokia shares. The contribution per employee cannot exceed EUR 1 200 per year. The share purchases are made at market value on predetermined dates on a monthly basis during a 12-month savings period. Nokia will offer one matching share for every two purchased shares the employee still holds after the last monthly purchase has been made following the end of the 12-month savings period. Participation in the plan is voluntary to employees.

Legacy equity compensation programs

No new awards have been made under the following equity programs in 2014 but awards made in earlier years remain in force.

Stock options

Although the granting of stock options ceased at the end of 2013, awards under the 2007 and 2011 option plans remain in force.

Under the plans, each stock option entitles the holder to subscribe for one new Nokia share and the stock options are non-transferable and may be exercised for shares only. The difference between the two plans is in the vesting schedule as follows:

Plan	Vesting schedule
2007 Stock Option Plan	¡ 25% 12 months after grant ¡ 6.25% each quarter thereafter ¡ Term approximately 5 years
2011 Stock Option Plan	¡ 50% on third anniversary of grant ¡ 50% on fourth anniversary of grant ¡ Term approximately 6 years

Shares will be eligible for dividend for the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the Trade Register. The stock option grants are generally forfeited if the employment relationship terminates with Nokia.

Nokia Networks Equity Incentive Plan

The Nokia Networks Equity Incentive Plan (“Nokia Networks Equity Incentive Plan”) was established in 2012 by the board of Nokia Siemens Networks prior to Nokia’s acquisition of full ownership of the Nokia Networks business. Under this Plan options over Nokia Solutions and Networks B.V. shares were granted to Mr. Suri, Mr. Elhage and approximately 65 other Nokia Networks employees.

At that time, both Nokia and Siemens were considering a potential exit from Nokia Siemens Networks. The plan had two objectives: (1) increasing the value of Nokia Networks; and (2) the creation of an exit option for its parent companies. With the significantly improved performance of Nokia Networks, the first objective has been met. The second objective has not occurred and given the change in Nokia’s strategy, the likelihood of a sale or IPO has reduced.

The exercise price of the options is based on a Nokia Networks share value on grant, as determined for the purposes of the Nokia Networks Equity Incentive Plan. The options will be cash-settled at exercise, unless an initial public offering has taken place, at which point they would be converted into equity-settled options.

The actual payments, if any, under the Nokia Networks Equity Incentive Plan will be determined based on the value of the Nokia Networks business and could ultimately decline to zero if the value of the business falls below a certain level. There is also a cap that limits potential gain for all plan participants.

If the second objective of the plan is not achieved and there is no exit event, options are cash-settled and the holder will be entitled to half of the share appreciation based on the exercise price and the estimated value of shares on the exercise date. In the unlikely event of an IPO or exit event the holder is entitled to the full value of the share appreciation. As the likelihood of a sale or IPO has reduced, the value of any payouts under the Nokia Networks Equity Incentive Plan is expected to be reduced by 50%.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	114

Corporate governance

In the event that a sale or an IPO has not occurred, the maximum total payment to Mr. Suri pursuant to the plan would be limited to EUR 10.8 million. In the unlikely event of an IPO or exit event the value of the options could exceed this maximum.

30% of the options become exercisable on the third anniversary of the grant date with the remainder vesting on the fourth anniversary or, if earlier, all the options will vest on the occurrence of certain corporate transactions such as an initial public offering (“Corporate Transaction”).

If a Corporate Transaction has not taken place by the sixth anniversary of the grant date, the options will be cashed out. If an IPO has taken place, equity-settled options remain exercisable until the tenth anniversary of the grant date.

Share ownership of the Board of Directors and the Nokia Group Leadership Team members

General

The following section describes the ownership or potential ownership interest in Nokia of the members of our Board and the Nokia Group Leadership Team at December 31, 2014 either through share ownership or, with respect to the Nokia Group Leadership Team, through holding of equity-based incentives, which may lead to share ownership in the future.

With respect to the Board, approximately 40% of director compensation is paid in the form of Nokia shares that are purchased from the market. It is also Nokia’s policy that the Board members retain all Nokia shares received as director compensation until the end of their board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, it is Nokia’s policy that non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive stock options, performance shares, restricted shares or any other equity-based or otherwise variable compensation for their duties as Board members.

For a description of the remuneration of our Board members, refer to “—Board of Directors” above.

The Nokia Group Leadership Team members receive equity-based compensation primarily in the form of performance shares. Stock options are no longer granted and restricted shares are only granted in exceptional circumstances. For a description of our equity-based compensation programs for employees and executives, refer to “—Equity compensation”.

Share ownership of the Board of Directors

At December 31, 2014, the members of our Board held the aggregate of 1 435 231 shares and ADSs in Nokia, which represented 0.04% of our outstanding shares and total voting rights excluding shares held by Nokia Group at that date. No Nokia Group Leadership Team member owns more than 1% of Nokia shares.

The following table sets forth the number of shares and ADSs held by the members of the Board at December 31, 2014.

Name(1)	Shares(2)	ADSs(2)
Risto Siilasmaa	962 995	–
Vivek Badrinath	9 922	–
Bruce Brown	–	64 514
Elizabeth Doherty	21 421	–
Jouko Karvinen	61 056	–
Mårten Mickos	108 242	–
Elisabeth Nelson	–	77 975
Kari Stadigh	119 892	–
Dennis Strigl	9 214	–

(1)	Henning Kagermann did not stand for re-election in the Annual General Meeting held on June 17, 2014 and he held 200 708 shares at that time. Helge Lund did not stand for re-election at the Annual General Meeting held on June 17, 2014 and he held 57 274 shares at that time.

(2)	The number of shares or ADSs includes not only shares or ADSs received as director compensation, but also shares or ADSs acquired through any other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. For the number of shares or ADSs received as director compensation, refer to Note 34, Related party transactions, of our consolidated financial statements included in this annual report on Form 20-F.

Share ownership of the Nokia Group Leadership Team

The following table sets forth the share ownership, as well as potential ownership interest through the holding of equity-based incentives, of the Nokia Group Leadership Team members at December 31, 2014.

	Shares	Shares receivable through stock options	Shares receivable through performance shares at threshold(4)	Shares receivable through performance shares at maximum(5)	Shares receivable through restricted shares
Number of equity instruments held by the Nokia Group Leadership Team(1)	176 482	910 000	753 963	3 015 846	314 912
% of the outstanding shares(2)	0.01	0.02	0.02	0.08	0.01
% of the total outstanding equity incentives (per instrument)(3)	–	0.12	0.09	0.09	0.04

(1)	Includes the five Nokia Group Leadership Team members at year-end. Figures do not include those former Nokia Group Leadership Team members who stepped down during 2014.

(2)	The percentages are calculated in relation to the outstanding number of shares and total voting rights of Nokia at December 31, 2014, excluding shares held by Nokia Group. No member of the Nokia Group Leadership Team owns more than 1% of the Nokia shares.

(3)	The percentages are calculated in relation to the total outstanding equity incentives per instrument.

(4)	No Nokia shares were delivered under the Nokia Performance Share Plan 2011, as Nokia’s performance did not reach the threshold level with respect to either performance criteria. Therefore the shares deliverable at threshold equals zero for the Performance Share Plan 2011.

(5)	No Nokia shares were delivered under the Nokia Performance Share Plan 2012, as Nokia’s performance did not reach the threshold level with respect to either performance criteria. Therefore the shares deliverable at maximum equals zero for the Nokia Performance Share Plan 2012. At maximum performance under the Performance Share Plans 2013 and 2014, the number of shares deliverable equals four times the number of performance shares at threshold. The performance period for the Performance Share Plan 2013 ended on December 31, 2014, and the threshold performance criteria for net sales and earnings per share were met and a settlement to the participants will occur in accordance with the plan in 2016.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	115

Compensation continued

The following table sets forth the number of shares in Nokia held by individual Nokia Group Leadership Team members at December 31, 2014. No Nokia Group Leadership Team member held ADSs at December 31, 2014.

	Ordinary shares(1)	Required holding as a percentage of salary
Rajeev Suri	29 297	300%
Timo Ihamuotila	147 185	200%
Samih Elhage	–	200%
Ramzi Haidamus	–	200%
Sean Fernback	–	200%

(1)	Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.

The new share ownership policy effective from January 1, 2015 requires the Nokia Group Leadership Team members to build a shareholding in Nokia in accordance with above. Executives are given five years to amass the required level of shareholding and are not permitted to sell any vesting equity awards other than for the purposes of meeting associated tax and social security liabilities, until the shareholding requirement is satisfied.

Performance shares and restricted shares of the Nokia Group Leadership Team

The following table provides certain information relating to performance shares and restricted shares held by the Nokia Group Leadership Team members at December 31, 2014. These entitlements were granted pursuant to our Nokia Performance Share Plans 2012, 2013 and 2014 and Nokia Restricted Share Plans 2012, 2013 and 2014. For a description of our performance share and restricted share plans, refer to Note 25, Share based payment, of our consolidated financial statements included in this annual report on Form 20-F.

Name		Performance shares				Restricted shares
	Plan Name	Number(1)		Intrinsic value (EUR)(5) at December 31, 2014		Plan Name	Number(1)	Intrinsic value (EUR) at December 31, 2014
		Threshold(2)	Maximum(3)
Rajeev Suri	2014	340 020	1 360 078	–		–	–	–
Timo Ihamuotila	2012	0	0	0		2012	104 622	686 320
	2013	115 084	460 334	1 302 285	(4)	2013	162 164	1 063 796
	2014	86 313	345 250	–		2014	–	–
Samih Elhage	2014	125 546	502 184	–		–	–	–
Ramzi Haidamus	2014	57 500	230 000	–		–	–	–
Sean Fernback	2014	29 500	118 000	–		2014	48 126	315 707

(1)	The number of units held under the awards made before June 30, 2014, was adjusted to reflect the impact of the special dividend paid in 2014.

(2)	The threshold number will vest as Nokia shares, subject to the pre-determined threshold performance levels being met with respect to the applicable performance criteria. No Nokia shares were delivered under the Nokia Performance Share Plan 2012, which would have vested in 2014, as Nokia’s performance did not reach the threshold level with respect to the applicable performance criteria. Therefore, the shares deliverable at threshold equals zero for the Nokia Performance Share Plan 2012.

(3)	The maximum number will vest as Nokia shares, subject to the predetermined maximum performance levels being met with respect to the applicable performance criteria. The maximum number of performance shares equals four times the number at threshold. No Nokia shares were delivered under the Nokia Performance Share Plan 2012, as Nokia’s performance did not reach the requisite maximum level with respect to the applicable performance criteria. Therefore, the shares deliverable at maximum equals zero for the Nokia Performance Share Plan 2012.

(4)	For the Nokia Performance Share Plan 2013 the value of performance shares is presented on the basis of Nokia’s estimation of the number of shares expected to vest multiplied by the closing market price of a Nokia share as stated in note (5) below.

(5)	The intrinsic value is based on the closing market price of a Nokia share on the Nasdaq Helsinki at December 30, 2014 of EUR 6.56.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	116

Corporate governance

Stock option ownership of the Nokia Group Leadership Team members

The following table provides certain information relating to stock options held by the members of the Nokia Group Leadership Team at December 31, 2014. These stock options were issued pursuant to Nokia Stock Option Plans 2007 and 2011. For a description of our stock option plans, refer to Note 25, Share based payment, of our consolidated financial statements included in this annual report on Form 20-F.

				Number(1)		Total intrinsic value (EUR)(2) at December 31, 2014
Name	Category	Expiration date (EUR)	Exercise price (EUR)	Exercisable	Unexercisable	Exercisable	Unexercisable
Timo Ihamuotila	2009 2Q	December 31, 2014	10.92	0	0	0	0
	2009 4Q	December 31, 2014	8.50	0	0	0	0
	2010 2Q	December 31, 2015	8.60	70 000	0	0	0
	2011 2Q	December 27, 2017	5.76	35 000	35 000	28 000	28 000
	2011 3Q	December 27, 2017	3.50	100 000	100 000	306 000	306 000
	2012 2Q	December 27, 2018	2.18	0	150 000	0	657 000
	2013 2Q	December 27, 2019	2.45	0	370 000	0	1 520 700
	2013 4Q	December 27, 2019	5.51	0	50 000	0	52 500

(1)	Number of stock options equals the number of underlying shares represented by the option entitlement. Stock options granted under 2007 and 2011 Stock Option Plans have different vesting schedules. The Stock Option Plan 2007 has a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years. The Stock Option Plan 2011 has a vesting schedule with 50% of stock options vesting three years after grant and the remaining 50% vesting four years from grant.

(2)	The intrinsic value of the stock options is based on the difference between the exercise price of the options and the closing market price of Nokia shares on Nasdaq Helsinki at December 30, 2014 of EUR 6.56.

(*)	For gains realized upon exercise of stock options for the Nokia Group Leadership Team members, refer to the table in “—Stock option exercises and settlement of shares” below.

(**)	Although Mr. Suri and Mr. Elhage do not hold Nokia stock options, they hold options over shares in Nokia Solutions and Networks B.V. that were granted under the Nokia Networks Equity Incentive Plan in 2012 as further detailed in the “—Nokia Networks Equity Incentive Plan” section above.

Stock option exercises and settlement of shares

The following table provides certain information relating to stock option exercises and share deliveries upon settlement during the year 2014 for the Nokia Group Leadership Team members.

	Stock options awards(1)		Performance shares awards(2)		Restricted shares awards
Name(5)	Number of shares acquired on exercise	Value realized on exercise (EUR)	Number of shares delivered on vesting	Value realized on vesting (EUR)	Number of shares delivered on vesting	Value realized on vesting (EUR)
Rajeev Suri	0	0	0	0	0	0
Timo Ihamuotila	0	0	0	0	75 000	399 750	(3)
					50 000	267 500	(4)
Samih Elhage	0	0	0	0
Ramzi Haidamus	0	0	0	0
Sean Fernback	0	0	0	0

(1)	Value realized on exercise is based on the difference between the Nokia share price and exercise price of options.

(2)	No Nokia shares were delivered under the Performance Share Plan 2011 and 2012 during 2014 as Nokia’s performance did not reach the threshold level of either performance criteria.

(3)	Represents the delivery of Nokia shares vested from the Restricted Share Plan 2010. Value is based on the average market price of the Nokia share on Nasdaq Helsinki at February 19, 2014 of EUR 5.33.

(4)	Represents the delivery of Nokia shares vested from the Restricted Share Plan 2011. Value is based on the average market price of the Nokia share on Nasdaq Helsinki at April 23, 2014 of EUR 5.35.

Insider trading in securities

The Board has established a policy in respect of insiders’ trading in Nokia securities (“Insider Policy”). The members of the Board and the Nokia Group Leadership Team are considered primary insiders. Under the Insider Policy, the holdings of Nokia securities by the primary insiders are considered public information and are available on our website and at Euroclear Finland Ltd. Both primary insiders and secondary insiders (as defined in the Insider Policy) are subject to a number of trading restrictions and rules, including, among other things, prohibitions on trading in Nokia securities during the four-week “closed-window” period immediately preceding the release of our interim and annual results including the day of the release. Nokia also sets trading restrictions based on participation in projects. We update our Insider Policy from time to time and provide training to ensure compliance with the policy. Nokia’s Insider Policy is in line with the Nasdaq Helsinki Guidelines for Insiders and also sets requirements beyond those guidelines.

Other related party transactions

There have been no material transactions during the last three fiscal years to which any director, executive officer or 5% shareholder, or any relative or spouse of any of them, was a party. There is no significant outstanding indebtedness owed to Nokia by any director, executive officer or 5% shareholder.

There are no material transactions with enterprises controlling, controlled by or under common control with Nokia or associates of Nokia. Refer to Note 34, Related party transactions, of our consolidated financial statements included in this annual report on Form 20-F.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	117

General facts on Nokia

NOKIA ANNUAL REPORT ON FORM 20-F 2014	118

General facts

NOKIA ANNUAL REPORT ON FORM 20-F 2014	119

General facts on Nokia

History of Nokia

Nokia has a long history of successful change and innovation, adapting to shifts in markets and technologies. From its humble beginning with one paper mill in 1865, the company has been part of many sectors over time: cables, paper products, tires, rubber boots, consumer and industrial electronics, plastics, chemicals, telecommunications infrastructure and more. From the mid-1990s through to 2014, many came to know Nokia for its mobile phones, which reached all parts of the globe. Then, in April 2014, Nokia began the next chapter in its history with the Sale of the D&S Business. Reinventing itself once again, Nokia changed its course and announced that its strategy would focus on seizing opportunities in what can be called the Programmable World.

150 years of reinvention

Nokia’s history dates back to 1865, when mining engineer Fredrik Idestam set up his first wood pulp mill at the Tammerkoski Rapids in Southwestern Finland. A few years later he opened a second mill on the banks of the Nokianvirta river, inspiring him to name the company Nokia Ab in 1871.

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

Nokia first entered the telecommunications equipment market in 1960 when an electronics department was established at the Finnish Cable Works with focus on the production of radio transmission equipment.

Regulatory and technological reforms have played a role in Nokia’s success over the years. The deregulation of the European telecommunications industries stimulated competition and boosted customer demand. In 1982, the company introduced the first fully digital local telephone exchange in Europe, and, in the same year, the world’s first car phone for the Nordic Mobile Telephone analog standard. The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity, in addition to high-quality sound, was followed by the 1987 European resolution to adopt GSM as the European digital standard. On July 1, 1991 the first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja, and in the same year, Nokia won contracts to supply GSM networks to other European countries.

In the early 1990s, Nokia made a strategic decision to focus on telecommunications as its core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computers, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested between 1989 and 1996. By 1998, Nokia was the world leader in mobile phones, a position it held for more than a decade.

In 2006, Nokia, which had already been investing in mapping capabilities for many years, acquired Gate5, a mapping software specialist, and then in 2008, it acquired NAVTEQ, a US-based manufacturer of digital mapping and navigational software. Today, Nokia offers leading location services through the HERE business and brand, launched in 2012.

In 2007, Nokia combined its telecommunications infrastructure operations with those of Siemens to form a joint venture named Nokia Siemens Networks, also known has NSN. NSN became a leading global provider of telecommunications infrastructure and services, with a focus on offering innovative mobile broadband technology and services.

In 2011, Nokia joined forces with Microsoft to strengthen its position in the highly competitive smartphone market. Nokia adopted the Windows Phone operating system for smart devices and smartphones and through their strategic partnership, Nokia and Microsoft set about establishing an alternative ecosystem to rival iOS and Android. In 2011, Nokia also started to make a number of changes to its operations and company culture that would in the course of the next two years lead to shortened product development times, improved product quality and better responsiveness to market demand.

In 2013, Nokia moved to reinvent itself once more, with two transformative transactions. The first was the purchase of Siemens’ stake in NSN, which was nearing the end of a deep restructuring and remarkable transformation. The second was the announcement of the Sale of the D&S Business. The Microsoft transaction was announced on September 3, 2013 and was completed on April 25, 2014.

Following the closing of this transaction, Nokia announced its new vision and strategy, building on its three businesses; Nokia Networks, HERE, and Nokia Technologies. The rapidly evolving world of technology provides the context for Nokia’s vision and strategy, which focuses on connecting things as well as people. Nokia expects to see more than 50 billion connected things globally by 2025. Nokia sees itself as one of the companies at the center of this change, creating new possibilities for our customers, our partners, and consumers.

In the context of the Programmable World, Nokia intends to build on its strengths like Nokia Networks’ mobile network expertise and strong relationship with operators; HERE’s expertise in connected cars and relationships with car manufacturers; and Nokia Technologies’ insights and innovation in sensors and new technologies. With these strong assets, Nokia is ready for the next chapter in its 150-year history.

Acquisition of Siemens’ stake in NSN

Nokia announced the first of what would be two transformative transactions for the company during 2013 on July 1 when it announced an agreement to acquire Siemens’ 50% in the companies’ joint venture Nokia Siemens Networks, pursuant to the Share Purchase Agreement by and among Siemens AG, Siemens International Holding B.V., Nokia Finance International B.V. and Nokia Corporation dated July 1, 2013. The purchase price for Siemens’ stake was EUR 1.7 billion and the transaction closed on August 7, 2013, at which time NSN became a wholly owned subsidiary of Nokia.

After the transaction closed, we phased out the Siemens name from Nokia Siemens Networks’ company name and branding and adopted Nokia Solutions and Networks, or NSN, as the name and brand. Upon the announcement of our new strategy on April 29, 2014, NSN is now known as Nokia Networks and operates under the Nokia brand.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	120

General facts

Sale of the Devices & Services business to Microsoft

On September 3, 2013 Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia would sell to Microsoft substantially all of its Devices & Services business including the Mobile Phones and Smart Devices business units as well as an industry-leading design team, operations including Nokia Devices & Services production facilities, Devices & Services-related sales and marketing activities, and related support functions, pursuant to Stock and Asset Purchase Agreement by and between Nokia Corporation and Microsoft International Holdings B.V. dated September 2, 2013 (“Devices & Services Purchase Agreement”). Also, in conjunction with the closing of the transaction, Nokia granted Microsoft a ten-year non-exclusive license to its patents and patent applications at the time of the execution of the agreement and Microsoft granted Nokia reciprocal rights to use Microsoft patents in our HERE services, our mapping and location services business. The announced purchase price was EUR 5.44 billion, of which EUR 3.79 billion related to the purchase of substantially all of the Devices & Services business, and EUR 1.65 billion related to the ten-year mutual patent license agreement and the option to extend this agreement in perpetuity. In addition, Microsoft became a strategic licensee of the HERE platform, and separately pays Nokia for a four-year license. On November 19, 2013, Nokia’s shareholders confirmed and approved the transaction at the Extraordinary General Meeting in Helsinki, with over 99% of the votes cast in favor of the approval. Having received the approval of Nokia shareholders and regulatory authorities as well as fulfilling other customary closing conditions, the transaction closed on April 25, 2014.

Of the Devices & Services-related assets, Nokia’s former CTO organization and Nokia patent portfolio remained within the Nokia Group, which are currently part of the Nokia Technologies business. The operations that were transferred to Microsoft generated EUR 10.7 billion, or approximately 46%, of Nokia’s net sales for the full year 2013, and in 2014 generated net sales of EUR 2.5 billion

As is customary for transactions of this size, scale and complexity, Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments included Nokia’s manufacturing facilities in Chennai in India and Masan in the Republic of Korea not transferring to Microsoft.

In India, our manufacturing facility is subject to an asset freeze by the Indian tax authorities as a result of ongoing tax proceedings. Microsoft and Nokia agreed to a transfer service agreement whereby Nokia would produce mobile devices for Microsoft, but this agreement was terminated by Microsoft at the end of October 2014 and production at the site was suspended as of November 1, 2014. Nokia has called on the Indian government to lift the asset freeze so it can explore potential opportunities for a sale to a suitable buyer. Refer also to “Operating and financial review and prospects—Risk factors—Risks related to Nokia”.

In the Republic of Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction, and Nokia closed the site in 2014.

Altogether, and accounting for these adjustments, approximately 25 000 employees transferred to Microsoft at the closing of the deal on April 25, 2014.

Following the transaction, Nokia continues to own and maintain the Nokia brand. Under the terms of the transaction, Microsoft received a ten-year license arrangement with Nokia to use the Nokia brand on certain mobile phones products. Additionally, Nokia is restricted from licensing the Nokia brand for use in connection with mobile device sales for 30 months and from using the Nokia brand on Nokia’s own mobile devices until December 31, 2015.

Following the closing of the transaction Nokia relocated its headquarters to the Karaportti campus in Espoo, Finland.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	121

General facts on Nokia continued

Memorandum and Articles of Association

Registration

Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112038-9. Under its current Articles of Association, Nokia’s corporate purpose is to engage in the telecommunications industry and other sectors of the electronics industry as well as the related service businesses, including the development, manufacture, marketing and sales of mobile devices, other electronic products and telecommunications systems and equipment as well as related mobile, Internet and network infrastructure services and other consumer and enterprise services. Nokia may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations. Further, we may engage in securities trading and other investment activities.

Director’s voting powers

Under Finnish law and our Articles of Association, resolutions of the Board shall be made by a majority vote. A director shall refrain from taking any part in the consideration of a contract between the director and the company or third party, or any other issue that may provide any material benefit to him or her, which may be contradictory to the interests of the company. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director. However, our Board has established a guideline retirement age of 70 years for the members of the Board and the Corporate Governance and Nomination Committee will not without specific reason propose re-election of a person who has reached 70 years of age. In addition, in accordance with the current company policy, approximately 40% of the annual remuneration payable to the Board members is paid in Nokia shares purchased from the market, which shares shall be retained until the end of the Board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

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

To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-entry system on or prior to the record date set forth in the notice of the Annual General Meeting. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the company’s register of shareholders in the name of a nominee, may vote with their shares provided that they arrange to have their name entered in the temporary register of shareholders for the Annual General Meeting.

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

Each of our shares confers equal rights to share in the distribution of the company’s funds. For a description of dividend rights attaching to our shares, refer to “General facts on Nokia—Shares and shareholders”. Dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia.

Under Finnish law, the rights of shareholders related to shares are as stated by law and in our Articles of Association. Amendment of the Articles of Association requires a decision of the general meeting, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	122

General facts

Disclosure of shareholder ownership or voting power

According to the Finnish Securities Market Act (746/2012, as amended), which entered into force on January 1, 2013, a shareholder shall disclose its ownership or voting power to the company and the Finnish Financial Supervisory Authority when the ownership or voting power reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 50 or 90% of all the shares or the voting rights outstanding. The term “ownership” includes ownership by the shareholder, as well as selected related parties and calculating the ownership or voting power covers agreements or other arrangements, which when concluded would cause the proportion of voting rights or number of shares to reach, exceed or fall below the aforementioned limits. Upon receiving such notice, the company shall disclose it by a stock exchange release without undue delay.

Purchase obligation

Our Articles of Association require a shareholder that holds one-third or one-half of all of our shares to purchase the shares of all other shareholders that so request, at a price generally based on the historical weighted average trading price of the shares. A shareholder who becomes subject to the purchase obligation is also obligated to purchase any subscription rights, stock options or convertible bonds issued by the company if so requested by the holder. The purchase price of the shares under our Articles of Association is the higher of: (a) the weighted average trading price of the shares on Nasdaq Helsinki during the ten business days prior to the day on which we have been notified by the purchaser that its holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which our Board otherwise becomes aware of this; or (b) the average price, weighted by the number of shares, which the purchaser has paid for the shares it has acquired during the last 12 months preceding the date referred to in (a).

Under the Finnish Securities Market Act, a shareholder whose voting power exceeds 30% or 50% of the total voting rights in a company shall, within one month, offer to purchase the remaining shares of the company, as well as any other rights entitling to the shares issued by the company, such as subscription rights, convertible bonds or stock options issued by the company. The purchase price shall be the market price of the securities in question. The market price is determined on the basis of the highest price paid for the security during the preceding six months by the shareholder or any party in close connection to the shareholder. This price can be deviated from for a specific reason. If the shareholder or any related party has not during the six months preceding the offer acquired any securities that are the target for the offer, the market price is determined based on the average of the prices paid for the security in public trading during the preceding three months weighted by the volume of trade. This price can be deviated from for a specific reason.

Under the Finnish Companies Act, as amended, a shareholder whose holding exceeds nine-tenths of the total number of shares or voting rights in Nokia has both the right and, upon a request from the minority shareholders, the obligation to purchase all the shares of the minority shareholders for the current market price. The market price is determined, among other things, on the basis of the recent market price of the shares. The purchase procedure under the Finnish Companies Act differs, and the purchase price may differ, from the purchase procedure and price under the Finnish Securities Market Act, as discussed above. However, if the threshold of nine-tenths has been exceeded through either a mandatory or a voluntary public offer pursuant to the Finnish Securities Market Act, the market price under the Finnish Companies Act is deemed to be the price offered in the public offer, unless there are specific reasons to deviate from it.

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

Under the Finnish Act on the Monitoring of Foreign Corporate Acquisitions (2012/172, as amended), a notification to the Ministry of Employment and the Economy is required for a non-resident of Finland, directly or indirectly, when acquiring one-tenth or more of the voting power or corresponding factual influence in a company. The Ministry of Employment and the Economy has to confirm the acquisition unless the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. If the company in question is operating in the defense sector an approval by the Ministry of Employment and the Economy is required before the acquisition is made. These requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the requirements do not apply to residents of countries in the European Economic Area or EFTA countries.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	123

General facts on Nokia continued

Selected financial data

Five-year consolidated financial statement

Audited consolidated financial statements

The financial data set forth below at and for the years ended December 31, 2013 and 2014 and for each of the years in the three-year period ended December 31, 2014 has been derived from our audited consolidated financial statements included in this annual report on Form 20-F. Financial data at December 31, 2010, 2011, and 2012 and for each of the years in the two-year period ended December 31, 2011 have been derived from our historical audited consolidated financial statements not included in this annual report on Form 20-F.

The financial data at December 31, 2013 and 2014 and for each of the years in the three-year period ended December 31, 2014 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

No significant changes have occurred since the date of our consolidated financial statements included in this annual report on Form 20-F. Refer to “Operating and financial review and prospects—Principal industry trends affecting operations” for information on material trends affecting our business and results of operations.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS. For information on our critical accounting policies refer to “Use of estimates and critical accounting judgments” in Note 1, Accounting principles, of our consolidated financial statements included in this annual report on Form 20-F.

	2014	2014	2013	2012	2011	2010*
	USD(1)	(EUR)
For the year ended December 31	(in millions, except per share data)
From the consolidated income statement
Net sales from continuing operations	16 819	12 732	12 709	15 400	15 968	13 586
Operating profit/(loss) from continuing operations	225	170	519	(821)	(1 388)	(1 440)
(Loss)/profit before tax from continuing operations	(313)	(237)	243	(1 179)	(1 542)	(1 672)
Profit/(loss) for the year from continuing operations	1 547	1 171	41	(1 483)	(1 615)	(1 577)
Profit/(loss) from discontinued operations	3 045	2 305	(780)	(2 303)	128	2 920
Profit/(loss) for the year	4 592	3 476	(739)	(3 786)	(1 487)	1 343
Profit/(loss) from continuing operations attributable to equity holders of the parent	1 536	1 163	186	(771)	(1 272)	(1 020)
Profit/(loss) attributable to equity holders of the parent	4 573	3 462	(615)	(3 105)	(1 163)	1 850
Earnings per share (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share, EUR
From continuing operations	0.41	0.31	0.05	(0.21)	(0.34)	(0.28)
From the profit/(loss) for the year	1.24	0.94	(0.17)	(0.84)	(0.31)	0.50
Diluted earnings per share, EUR
From continuing operations	0.40	0.30	0.05	(0.21)	(0.34)	(0.28)
From the profit/(loss) for the year	1.12	0.85	(0.17)	(0.84)	(0.31)	0.50
Cash dividends per share, EUR(2)	0.17	0.14	0.37	0.00	0.20	0.40
Average number of shares (millions of shares)
Basic	3 699	3 699	3 712	3 711	3 710	3 709
Diluted
Continuing operations	4 132	4 132	3 733	3 711	3 710	3 709
Group	4 132	4 132	3 712	3711	3 710	3 713
(1)	In 2014, average rate of USD per EUR 1.3210 and end of period rate of USD per EUR 1.2101 have been used to translate the consolidated income statement and the consolidated statement of financial position items, respectively.

(2)	Cash and other liquid assets consist of the following line items from our consolidated statement of financial position: bank and cash, available-for-sale investments, cash equivalents, available-for-sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net interest-bearing liabilities consist of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.

*The presentation of the 2010 financial statements has been amended to reflect the Sale of the D&S Business as discontinued operations.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	124

General facts

	2014	2014	2013	2012	2011	2010*
	USD(1)	EUR
For the year ended December 31	(in millions, except per share data)
From the consolidated statement of financial position
Other non-current assets	8 881	7 339	6 048	9 323	10 950	12 136
Cash and other liquid assets(2)	9 336	7 715	8 971	9 909	10 902	12 275
Other current assets	7 271	6 009	4 825	10 752	14 373	14 712
Assets held for sale and assets of disposal groups classified as held for sale	–	–	5 347	–	–	–
Total assets	25 488	21 063	25 191	29 984	36 225	39 123
Capital and reserves attributable to equity holders of the parent	10 420	8 611	6 468	7 937	11 866	14 384
Non-controlling interests	70	58	192	1 302	2 043	1 847
Long-term interest-bearing liabilities	3 117	2 576	3 286	5 087	3 969	4 242
Other non-current liabilities	3 062	2 530	1 067	2 002	1 903	1 446
Current borrowings	140	116	3 376	462	1 352	1 037
Other current liabilities	8 679	7 172	6 074	13 194	15 092	16 167
Liabilities of disposal groups classified as held for sale	–	–	4 728	–	–	–
Total shareholders’ equity and liabilities	25 488	21 063	25 191	29 984	36 225	39 123
Net cash(3)	6 078	5 023	2 309	4 360	5 581	6 996
Share capital	298	246	246	246	246	246

(1)	In 2014, average rate of USD per EUR 1.3210 and end of period rate of USD per EUR 1.2101 have been used to translate the consolidated income statement and the consolidated statement of financial position items, respectively.

(2)	Cash and other liquid assets consist of the following line items from our consolidated statement of financial position: bank and cash, available-for-sale investments, cash equivalents, available-for-sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net interest-bearing liabilities consist of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.

(3)	Total cash and other liquid assets less long-term interest-bearing liabilities (including the current portion thereof) less short-term borrowings.

*The presentation of the 2010 financial statements has been amended to reflect the Sale of the D&S Business as discontinued operations.

Exchange rate data

Our business and results of operations are, from time to time, affected by changes in exchange rates, particularly between the euro, our reporting currency, and other currencies such as the US dollar, the Chinese yuan and the Japanese yen. The following table sets forth information concerning the noon buying rate for the years 2010 through to 2014 and for each of the months in the six-month period ended February 27, 2015, expressed in US dollars per euro. The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	End of period rate	Average rate	Highest rate	Lowest rate
For the year ended December 31 (unless otherwise specified)	(USD per EUR)
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
September 30, 2014	1.2628	1.2889	1.3136	1.2628
October 31, 2014	1.2530	1.2677	1.2812	1.2517
November 28, 2014	1.2438	1.2473	1.2554	1.2394
December 31, 2014	1.2101	1.2329	1.2504	1.2101
January 30, 2015	1.1290	1.1615	1.2015	1.1279
February 27, 2015	1.1197	1.1350	1.1462	1.1197

On March 13, 2015, the noon buying rate was USD 1.0524 per EUR 1.00.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	125

General facts on Nokia continued

Shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at general meetings of Nokia.

On December 31, 2014 the share capital of Nokia Corporation was EUR 245 896 461.96 and the total number of shares issued was 3 745 044 246. The number includes 11 513 shares which were registered on January 2, 2015. At December 31, 2014 the total number of shares included 96 900 800 shares owned by Group companies representing approximately 2.6% of the total number of shares and the total voting rights.

Under the Articles of Association of Nokia, Nokia Corporation does not have minimum or maximum share capital or a par value of a share.

Share capital and shares at December 31	2014	2013	2012	2011	2010
Share capital, EURm	246	246	246	246	246
Shares (000s)	3 745 044	3 744 994	3 744 956	3 744 956	3 744 956
Shares owned by the Group (000s)	96 901	32 568	33 971	34 767	35 826
Number of shares excluding shares owned by the Group (000s)	3 648 143	3 712 427	3 710 985	3 710 189	3 709 130
Average number of shares excluding shares owned by the Group during the year (000s), basic	3 698 723	3 712 079	3 710 845	3 709 947	3 708 816
Average number of shares excluding shares owned by the Group during the year (000s), diluted	4 131 602	3 712 079	3 710 845	3 709 947	3 713 250
Number of registered shareholders(1)	216 830	225 587	250 799	229 096	191 790

(1)	Each account operator is included in the figure as only one registered shareholder.

Calculation of key ratios

Key ratios at December 31, Continuing operations	2014		2013	2012	2011	2010
Earnings per share for profit attributable to equity holders of the parent
Earnings per share, basic, EUR	0.31		0.05	(0.21)	(0.34)	(0.28)
Earnings per share, diluted, EUR	0.30		0.05	(0.21)	(0.34)	(0.28)
P/E ratio, basic(1)	21.16		116.00	neg.	neg.	neg.
Dividend per share, EUR	0.14	(2)	0.37	0	0.20	0.40
Total dividends paid, EURm(3)	511	(2)	1 374	0	742	1 484
Payout ratio, basic	0.45	(2)	7.40	0	neg.	neg.
Dividend yield, %	2.13	(2)	6.36	0	5.30	5.17
Shareholders’ equity per share, EURm(4)	2.36		1.74	2.14	3.20	3.88
Market capitalization, EURm(4)	23 932		21 606	10 873	13 987	28 709

(1)	Based on Nokia closing share price at year-end.
(2)	Based on the proposal by the Board for the fiscal year 2014, subject to shareholders approval at the Annual General Meeting convening on May 5, 2015.
(3)	Maximum amount to be distributed as dividends based on the number of shares at December 31, 2014 excluding the number of treasury shares. Previous year figure represents the total actual amounts paid.
(4)	Excludes shares owned by Group companies.

Reductions of share capital and number of shares

Type of reduction	Year	Number of shares 000’s	Amount of reduction of the share capital EURm	Amount of reduction of the restricted capital EURm	Amount of reduction of the retained earnings EURm
Cancellation of shares	2010	–	–	–	–
Cancellation of shares	2011	–	–	–	–
Cancellation of shares	2012	–	–	–	–
Cancellation of shares	2013	–	–	–	–
Cancellation of shares	2014	–	–	–	–

As announced on January 29, 2015 the Board decided to cancel 66 903 682 Nokia shares held by the company. The cancellation of the shares did not affect the company’s share capital.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	126

General facts

Share turnover

	2014	2013	2012	2011	2010
Share turnover (1 000)(1)	9 196 138	16 748 276	19 995 226	15 652 553	12 278 304
Total number of shares (1 000)	3 745 044	3 744 956	3 744 956	3 744 956	3 744 956
% of total number of shares	246%	447%	534%	418%	328%

(1)	Source: Nasdaq Helsinki and the New York Stock Exchange composite tape.

The principal trading markets for the shares are the New York Stock Exchange, in the form of ADSs, and Nasdaq Helsinki, in the form of shares.

Share prices(1)

EUR	2014	2013	2012	2011	2010
Low/high	4.89/6.97	2.30/6.03	1.33/4.46	3.33/8.49	6.59/11.82
Average(2)	5.99	3.57	2.62	5.19	8.41
Year-end	6.56	5.82	2.93	3.77	7.74
(1) Source: Nasdaq Helsinki. (2) Total turnover divided by total volume. Share prices(1)
USD (ADR)	2014	2013	2012	2011	2010
Low/high	6.64/8.73	3.02/8.18	1.63/5.87	4.46/11.75	8.00/15.89
Average(2)	7.79	4.82	3.41	7.14	11.12
Year-end	7.86	8.11	3.95	4.82	10.32

(1)	Source: The New York Stock Exchange composite tape.
(2)	Total turnover divided by total volume.

Nokia share prices on Nasdaq Helsinki (EUR) and on New York Stock Exchange (USD) 2010-2014

Nokia share price (EUR)(1)	Nokia share price (USD)(1)

(1) Source: Nadaq Helsinki.	(1) Source: The New York Stock Exchange composite tape.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	127

General facts on Nokia continued

Stock option exercises 2010–2014

Year	Stock option category	Subscription price EUR	Number of new shares 000’s	Date of payment	Net proceeds EURm	New share capital EURm
2010	Nokia Stock Option Plan 2005 2Q	12.79	0	2010	0.00	–
	Nokia Stock Option Plan 2005 3Q	13.09	0	2010	0.00	–
	Nokia Stock Option Plan 2005 4Q	14.48	0	2010	0.00	–
	Nokia Stock Option Plan 2006 1Q	14.99	0	2010	0.00	–
	Nokia Stock Option Plan 2006 2Q	18.02	0	2010	0.00	–
	Nokia Stock Option Plan 2006 3Q	15.37	0	2010	0.00	–
	Nokia Stock Option Plan 2006 4Q	15.38	0	2010	0.00	–
	Nokia Stock Option Plan 2007 1Q	17.00	0	2010	0.00	–
	Nokia Stock Option Plan 2007 2Q	18.39	0	2010	0.00	–
	Nokia Stock Option Plan 2007 3Q	21.86	0	2010	0.00	–
	Nokia Stock Option Plan 2007 4Q	27.53	0	2010	0.00	–
	Nokia Stock Option Plan 2008 1Q	24.15	0	2010	0.00	–
	Nokia Stock Option Plan 2008 2Q	19.16	0	2010	0.00	–
	Nokia Stock Option Plan 2008 3Q	17.80	0	2010	0.00	–
	Nokia Stock Option Plan 2008 4Q	12.43	0	2010	0.00	–
	Nokia Stock Option Plan 2009 1Q	9.82	0	2010	0.00	–
	Nokia Stock Option Plan 2009 2Q	11.18	0	2010	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.28	0	2010	0.00	–
	Total		0		0.00
2011	Nokia Stock Option Plan 2006 1Q	14.99	0	2011	0.00	–
	Nokia Stock Option Plan 2006 2Q	18.02	0	2011	0.00	–
	Nokia Stock Option Plan 2006 3Q	15.37	0	2011	0.00	–
	Nokia Stock Option Plan 2006 4Q	15.38	0	2011	0.00	–
	Nokia Stock Option Plan 2007 1Q	17.00	0	2011	0.00	–
	Nokia Stock Option Plan 2007 2Q	18.39	0	2011	0.00	–
	Nokia Stock Option Plan 2007 3Q	21.86	0	2011	0.00	–
	Nokia Stock Option Plan 2007 4Q	27.53	0	2011	0.00	–
	Nokia Stock Option Plan 2008 1Q	24.15	0	2011	0.00	–
	Nokia Stock Option Plan 2008 2Q	19.16	0	2011	0.00	–
	Nokia Stock Option Plan 2008 3Q	17.80	0	2011	0.00	–
	Nokia Stock Option Plan 2008 4Q	12.43	0	2011	0.00	–
	Nokia Stock Option Plan 2009 1Q	9.82	0	2011	0.00	–
	Nokia Stock Option Plan 2009 2Q	11.18	0	2011	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.28	0	2011	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.76	0	2011	0.00	–
	Nokia Stock Option Plan 2010 1Q	10.11	0	2011	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.86	0	2011	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.29
	Total		0		0.00

NOKIA ANNUAL REPORT ON FORM 20-F 2014	128

General facts

Year	Stock option category	Subscription price EUR	Number of new shares 000’s	Date of payment	Net proceeds EURm	New share capital EURm
2012	Nokia Stock Option Plan 2007 2Q	18.39	0	2012	0.00	–
	Nokia Stock Option Plan 2007 3Q	21.86	0	2012	0.00	–
	Nokia Stock Option Plan 2007 4Q	27.53	0	2012	0.00	–
	Nokia Stock Option Plan 2008 1Q	24.15	0	2012	0.00	–
	Nokia Stock Option Plan 2008 2Q	19.16	0	2012	0.00	–
	Nokia Stock Option Plan 2008 3Q	17.80	0	2012	0.00	–
	Nokia Stock Option Plan 2008 4Q	12.43	0	2012	0.00	–
	Nokia Stock Option Plan 2009 1Q	9.82	0	2012	0.00	–
	Nokia Stock Option Plan 2009 2Q	11.18	0	2012	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.28	0	2012	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.76	0	2012	0.00	–
	Nokia Stock Option Plan 2010 1Q	10.11	0	2012	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.86	0	2012	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.29	0	2012	0.00	–
	Nokia Stock Option Plan 2010 4Q	7.59	0	2012	0.00	–
	Total		0		0.00
2013	Nokia Stock Option Plan 2008 1Q	24.15	0	2013	0.00	–
	Nokia Stock Option Plan 2008 2Q	19.16	0	2013	0.00	–
	Nokia Stock Option Plan 2008 3Q	17.80	0	2013	0.00	–
	Nokia Stock Option Plan 2008 4Q	12.43	0	2013	0.00	–
	Nokia Stock Option Plan 2009 1Q	9.82	0	2013	0.00	–
	Nokia Stock Option Plan 2009 2Q	11.18	0	2013	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.28	0	2013	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.76	0	2013	0.00	–
	Nokia Stock Option Plan 2010 1Q	10.11	0	2013	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.86	0	2013	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.29	0	2013	0.00	–
	Nokia Stock Option Plan 2010 4Q	7.59	0	2013	0.00	–
	Total		0		0.00
2014	Nokia Stock Option Plan 2009 1Q	9.56	0	2014	0.00	–
	Nokia Stock Option Plan 2009 2Q	10.92	0	2014	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.02	0	2014	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.50	0	2014	0.00	–
	Nokia Stock Option Plan 2010 1Q	9.85	0	2014	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.60	0	2014	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.03	0	2014	0.00	–
	Nokia Stock Option Plan 2010 4Q	7.33	0	2014	0.00	–
	Nokia Stock Option Plan 2011 2Q	5.76	50	2014	0.29	–
	Nokia Stock Option Plan 2011 3Q	3.50	0	2014	0.00	–
	Total		50		0.29

NOKIA ANNUAL REPORT ON FORM 20-F 2014	129

General facts on Nokia continued

Shareholders

At December 31, 2014 shareholders registered in Finland represented 23.11% and shareholders registered in the name of a nominee represented 76.89% of the total number of shares of Nokia Corporation. The number of directly registered shareholders was 216 830 on December 31, 2014. Each account operator (18) is included in this figure as only one registered shareholder.

Largest shareholders registered in Finland at December 31, 2014(1)

Shareholder	Total number of shares 000’s	% of all shares	% of all voting rights
Varma Mutual Pension Insurance Company	72 222	1.93	1.98
Ilmarinen Mutual Pension Insurance Company	54 719	1.46	1.50
The State Pension Fund	24 000	0.64	0.66
Schweizerische Nationalbank	22 057	0.59	0.60
Elo Mutual Pension Insurance Company	19 100	0.51	0.52
Svenska Litteratursällskapet i Finland rf	14 312	0.38	0.39
Keva (Local Government Pensions Institution)	11 951	0.32	0.33
Folketrygdfondet	11 752	0.31	0.32
Nordea Fennia Fund	10 300	0.28	0.28
Sigrid Jusélius Stiftelse	7 000	0.19	0.19

(1)	Excluding nominee registered shares and shares owned by Nokia Corporation. Nokia Corporation owned 96 900 800 shares as at December 31, 2014.

Breakdown of share ownership at December 31, 2014(1)

By number of shares owned	Number of shareholders	% of shareholders	Total number of shares	% of all shares
1–100	45 802	21.12	2 717 211	0.07
101–1 000	107 564	49.61	49 372 569	1.32
1 001–10 000	56 419	26.02	172 737 546	4.61
10 001–100 000	6 642	3.06	161 978 774	4.33
100 001–500 000	303	0.14	61 277 043	1.64
500 001–1 000 000	37	0.02	24 786 347	0.66
1 000 001–5 000 000	43	0.02	85 200 175	2.28
Over 5 000 000	20	0.01	3 186 974 581	85.10
Total	216 830	100.00	3 745 044 246	100.00

By nationality	% of shares
Non-Finnish shareholders	76.89
Finnish shareholders	23.11
Total	100.00

By shareholder category (Finnish shareholders)	% of shares
Corporations	4.25
Households	9.96
Financial and insurance institutions	2.00
Non-profit organizations	1.62
General government	5.28
Total	23.11

(1)	The breakdown covers only shareholders registered in Finland, and each account operator (18) is included in the number of shareholders as only one registered shareholder. As a result to this, the breakdown is not illustrative of the entire shareholder base of Nokia.

At December 31, 2014 a total of 573 064 227 ADSs (equivalent to the same number of shares or approximately 15.30% of the total outstanding shares) were outstanding and held of record by 11 279 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above number of holders is not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing, Inc., the number of beneficial owners of ADSs at December 31, 2014 was 286 359.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	130

General facts

Based on information known to us as of March 18, 2015, at October 24, 2014 Blackrock, Inc. beneficially owned 187 784 314 Nokia shares or convertible bonds combined, which at that time corresponded to approximately 5.01% of the total number of shares and voting rights of Nokia. Based on information known to us as of March 18, 2015, at February 26, 2015, Dodge & Cox beneficially owned 184 510 814 Nokia shares or ADRs combined, which at that time corresponded to approximately 5.02% of the total number of shares and voting rights of Nokia.

As far as we know, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia.

Shares and stock options owned by the members of the Board of Directors and the Nokia Group Leadership Team

Members of the Board and the Nokia Group Leadership Team owned on December 31, 2014 an aggregate of 1 611 713 shares which represented approximately 0.04% of the aggregate number of shares and voting rights. They also owned stock options which, if exercised in full, including both exercisable and unexercisable stock options, would be exercisable for an additional 910 000 shares representing approximately 0.02% of the total number of shares and voting rights at December 31, 2014.

Authorizations

Authorizations to issue shares and special rights entitling to shares

At the Annual General Meeting held on June 17, 2014 Nokia shareholders authorized the Board to issue a maximum of 740 million shares through one or more issues of shares or special rights entitling to shares. The Board may issue either new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The authorization is effective until December 17, 2015.

At December 31, 2014 the Board had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Authorization to repurchase shares

At the Annual General Meeting held on June 17, 2014 Nokia shareholders authorized the Board to repurchase a maximum of 370 million Nokia shares. The amount corresponds to less than 10% of the total number of Company’s shares. The shares may be repurchased in order to develop the capital structure of the Company and they were expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or to be transferred for other purposes. The authorization is effective until December 17, 2015.

Period	Total number of shares purchased	Average euro price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum value of shares that may yet be purchased under the plans or programs EUR
January	–	–	–	–
February	–	–	–	–
March	–	–	–	–
April	–	–	–	–
May	–	–	–	–
June	–	–	–	–
July 28-31	3 293 157	6.07	3 293 157	1 230 000 015
August 1-29	17 540 685	5.99	17 540 685	1 125 013 500
September 1-26	15 189 798	6.58	15 189 798	1 025 020 757
October 27-31	3 692 555	6.62	3 692 555	1 000 578 415
November 3-28	14 746 614	6.50	14 746 614	904 671 469
December 1-23	12 440 873	6.54	12 440 873	823 273 540
Total	66 903 682	6.38	66 903 682

(1)	EUR 1.25 billion share repurchase program announced in conjunction with the capital structure optimization program.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	131

General facts on Nokia continued

Authorizations proposed to the Annual General Meeting 2015

On January 29, 2015 Nokia announced that the Board will propose that the AGM convening on May 5, 2015 authorize the Board to resolve to repurchase a maximum of 365 million Nokia shares. The proposed maximum number of shares that may be repurchased corresponds to less than 10% of all the shares of the Company. The shares may be repurchased in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or in another proportion than that of the current shareholders. The authorization would be effective until November 5, 2016 and terminate the current authorization for repurchasing of the Company’s shares resolved at the Annual General Meeting on June 17, 2014.

Nokia also announced on January 29, 2015 that the Board will propose to the Annual General Meeting to be held on May 5, 2015 that the Annual General Meeting authorize the Board to resolve to issue a maximum of 730 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board may issue either new shares or treasury shares held by the Company. The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization would be effective until November 5, 2016 and terminate the current authorization granted by the Annual General Meeting on June 17, 2014.

Offer and listing details

Our capital consists of shares traded on Nasdaq Helsinki under the symbol “NOK1V”. Our ADSs, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK”. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by Citibank, N.A., as the Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs, as amended on February 6, 2008.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on Nasdaq Helsinki, and the high and low quoted prices for the ADSs as reported on the New York Stock Exchange composite tape.

	Nasdaq Helsinki price per share		New York Stock Exchange price per ADS
	High	Low	High	Low
	(EUR)		(USD)
2010	11.82	6.58	15.89	8.00
2011	8.48	3.33	11.75	4.46
2012	4.46	1.33	5.87	1.63
2013
First Quarter	3.64	2.45	4.90	3.19
Second Quarter	3.01	2.30	4.12	3.02
Third Quarter	5.10	2.88	6.78	3.81
Fourth Quarter	6.03	4.64	8.18	6.22
Full Year	6.03	2.30	8.18	3.02
2014
First Quarter	6.11	4.89	8.20	6.64
Second Quarter	6.01	5.13	8.35	6.70
Third Quarter	6.89	5.38	8.73	7.30
Fourth Quarter	6.97	5.95	8.58	7.58
Full Year	6.97	4.89	8.73	6.64
Most recent six months
September 2014	6.89	6.26	8.73	8.24
October 2014	6.97	5.95	8.58	7.58
November 2014	6.79	6.14	8.44	7.63
December 2014	6.84	6.05	8.37	7.61
January 2015	7.23	6.33	8.13	7.40
February 2015	7.20	6.63	8.09	7.49

NOKIA ANNUAL REPORT ON FORM 20-F 2014	132

General facts

Depositary fees and charges

ADS holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS(2)
Distribution of ADSs pursuant to (i) stock dividends, free stock distributions or (ii) exercises of rights to purchase additional ADSs	Up to 5 cents per ADS(2)
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5 cents per ADS(1)
ADR transfer fee	USD 1.50 per transfer(1)

(1)	These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly issued ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

(2)	In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

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

Depositary payments for 2014

In 2014, our Depositary made the following payments on our behalf in relation to our ADR program:

Category	Payment (USD)
Settlement infrastructure fees (including the Depositary Trust Company fees)	40 379.61
Proxy process expenses (including printing, postage and distribution)	541 762.23
ADS holder identification expenses	130 995.48
Legal fees	0.00
NYSE listing fees	500 000.00
Total	1 213 137.32

In addition for 2014, our Depositary has agreed to reimburse us USD 7 527 644 mainly for contributions towards our investor relations activities, including investor meetings and conferences and fees of investor relations service vendors, and other miscellaneous expenses related to the US listing of our ADSs.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	133

General facts on Nokia continued

Key ratios

Operating profit

Profit before interest and taxes

Earnings per share (basic)

Profit attributable to equity holders of the parent

Average adjusted number of shares during the year

P/E ratio

Closing share price at December 31

Earnings per share (basic) for Continuing operations

Payout ratio

Dividend per share

Earnings per share (basic) for Continuing operations

Dividend yield %

Dividend per share

Closing share price at December 31

Shareholders’ equity per share

Capital and reserves attributable to equity holders of the parent

Number of shares at December 31—number of treasury shares at December 31

Market capitalization

(Number of shares at December 31—number of treasury shares at December 31) x closing share price at December 31

Share turnover %

Number of shares traded during the year

Average number of shares during the year

Interest-bearing liabilities

Long-term interest-bearing liabilities (including the current portion thereof) + short-term borrowings

Net cash

Total cash and other liquid assets—interest-bearing liabilities

Free cash flow(1)

Net cash from/(used in) operating activities—purchases of property, plant and equipment, and intangible assets

(1)	The consolidated statement of cash flows combines cash flows from both Continuing operations and Discontinued operations.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	134

General facts

Controls and procedures

Our President and CEO and our Group Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Nokia. Our internal control over financial reporting is designed to provide reasonable assurance to our management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management evaluated the effectiveness of our internal control over financial reporting based on the COSO framework (2013 version). Based on this evaluation, our management has assessed the effectiveness of Nokia’s internal control over financial reporting at December 31, 2014 and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited our consolidated financial statements for 2014, has issued an attestation report on the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

Attestation report of the registered public accounting firm

Refer to the auditors’ report on page 204.

Changes in internal control over financial reporting

With the Sale of the D&S business, the Enterprise Resource Planning system used was transitioned to Microsoft. As a result, a new accounting and indirect procurement system with related infrastructure and accounting services was implemented for the Nokia Technologies business and Group Common Functions. Management has taken steps to ensure that appropriate controls have been designed and implemented and has concluded that those controls are effective as of December 31, 2014. There were no other changes in Nokia’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting during 2014.

Exchange controls

There are currently no Finnish laws which may affect the import or export of capital, or the remittance of dividends, interest or other payments.

Government regulation

Nokia and its businesses are subject to direct and indirect regulation in each of the countries in which we, the companies with which we work and our customers do business. As a result, changes in or uncertainties related to various types of regulations applicable to current or new technologies, intellectual property, products and services could affect our business adversely. Moreover, the implementation of technological or legal requirements could impact our products and services, technology and patent licensing activities, manufacturing and distribution processes, and could affect the timing of product and services introductions, the cost of our production, products and services, as well as their commercial success. Also, our business is subject to the impacts of changes in economic and trade policies or regulation favoring the local industry participants, as well as other measures with potentially protectionist objectives that the host governments in different countries may take. Export control, tariffs or other fees or levies imposed on our products and services, environmental, product safety and security and other regulations that adversely affect the export, import, pricing or costs of our products and services as well as export prohibitions (sanctions) enacted by the EU, the US or other countries or regions could adversely affect our net sales and results of operations.

For example, in the United States, our products and services are subject to a wide range of government regulations that might have a direct impact on our business, including, but not limited to, regulation related to product certification, standards, spectrum management, privacy and data protection, competition and sustainability. The EU level or local member state regulation has a direct impact in many areas on our business and customers within the EU. The European regulation influences, for example, conditions for innovation for telecom infrastructure and Internet, location platform and associated services as well as technology and patent licensing as well as investment in fixed and wireless broadband communication infrastructure. In China new partly local telecom standards have been enacted that may affect production processes and have impact on our business. Additionally, with respect to certain developing market countries, for example, in Asia and in Latin and South America the business environment we operate in can pose risks to our business due to unpredictable, discriminatory or protectionist regulation.

We are in continuous dialogue with relevant state agencies, regulators and other decision makers through our experts, industry associations and our representatives in Washington, D.C., Brussels, Espoo, Berlin, Beijing, Moscow, Sao Paulo and Delhi as well as through our experts, industry associations and representatives in the regions of Asia, Middle East and Africa, Europe and Latin America and North America in order to proactively understand planned changes to regulation as well as to exchange views on the impact of any planned changes to the regulatory environment to our business activities.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	135

General facts on Nokia continued

Sales in US sanctioned countries

General

We are a global company and have sales in most countries of the world. For more information on our organizational structure refer to “Business overview—Key data—Organizational structure and reportable segments” and Note 2, Segment information, of our consolidated financial statements included in this annual report on Form 20-F. Crimea, Cuba, Iran, Sudan and Syria are targets of comprehensive United States economic sanctions and, except in the case of Crimea, the United States government has designated these countries as “state sponsors of terrorism”.

We cannot exclude the possibility that third parties acting independently from us have exported our products to countries from other countries in which we sell them. We also distribute certain services through the internet. In terms of these offerings, we have industry standard systems in place recognizing users’ IP addresses and, if applicable, block the access to our service offerings if they are not intended for a certain market or country. We cannot exclude the possibility that our services, when distributed over the internet, may be accessed in markets or countries which they are not intended for if the industry standard protective mechanisms, such as IP address blocks, are circumvented.

Continuing operations

In 2014, we sold through our Nokia Networks business certain services and network equipment to customers in Iran and Syria. Nokia Networks did not have any sales in Sudan in 2014. Our HERE and Nokia Technologies businesses did not have sales in Iran, Sudan or Syria in 2014, 2013 or 2012. Continuing operations did not have any sales in Cuba for 2014, 2013 or 2012. Nokia Networks aggregate net sales in 2014 to customers in Iran, Sudan and Syria accounted for approximately 0.04% of Nokia’s Continuing operations total net sales, or EUR 5 million; 0.01% of Continuing operations total net sales, or EUR 1 million in 2013; and approximately 0.51%, or EUR 79 million, in 2012.

Discontinued operations

In 2014, we sold mobile devices and services through our discontinued operations to customers in Iran, Sudan and Syria. Our discontinued operations did not have any sales in Cuba for 2014, 2013 or 2012. Our aggregate net sales to customers through our discontinued operations for 2014 in Iran, Sudan and Syria accounted for approximately 0.98% of its total net sales, or EUR 24 million; approximately 1.02% of discontinued operation’s total net sales, or EUR 110 million for 2013; and approximately 1.24% of discontinued operations’ total net sales, or EUR 382 million for 2012.

We closed the local Iranian office for our Devices & Services business, now classified as discontinued operations, in 2012. There were no employees based in Iran for our discontinued operations for 2014. The other activities relating to the termination of the local presence in Iran for discontinued operations have been ongoing, such as closing of the local branch. In connection with terminating the presence in Iran, we have routine contacts with governmental agencies in Iran as required, such as with respect to activities related to closing the local branch. Our discontinued operations sold mobile devices, accessories and certain free of charge items such as digital content and services into Iran through regional distributors based outside of Iran.

After the completion of the Sale of the D&S Business, completed on April 25, 2014 we are no longer managing the business described in this discontinued operations section.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Nokia Networks, then operating as NSN, made the decision in November 2011 to withdraw from the Iranian market in a controlled manner and reached the milestone of ceasing revenue-generating activities relating to Iran as of July 16, 2013. As a result of continued international developments, Nokia Networks has continued to reassess its position on performing business in Iran in compliance with applicable economic and trade sanctions and regulations. During 2014, Nokia Networks reached agreements with its existing customers in Iran that enable Nokia Networks to settle its historical contractual obligations and to explore resuming business with these customers, in a manner that complies with applicable economic and trade sanctions and regulations. In connection with the business activities relating to Iran, Nokia Networks has routine contacts with governmental agencies in Iran as required, for example, to maintain a legal presence in Iran, pay taxes, employ Iranian nationals and offer customary work-related services and facilities and maintain shareholdings in certain Iranian companies as required under Iranian law and as is customary under Iranian business practices. Nokia Networks expects to manage these contacts and shareholdings in line with the information provided above.

To our knowledge, none of our sales in 2014 through Nokia Networks in Iran are required to be disclosed pursuant to ITRA Section 219, with the possible exception of the following: in 2014, Nokia Networks provided radio, core and transmission equipment, including some implementation services, in Iran with Mobile Communications Company of Iran (“MCCI”) and MTN Irancell as part of settling historical contractual obligations with these customers. The agreements reached with these customers include a framework pursuant to which Nokia Networks may resume business with MCCI and MTN Irancell in a manner that complies with applicable economic and trade sanctions and regulations. Additionally in 2014, Nokia Networks purchased certain fixed line telephony services from Telecommunication Company of Iran (“TCI”) and certain mobile telephony services from MCCI. Through a branch of its Finnish subsidiary, Nokia Networks employs personnel in Iran to perform its contractual and regulatory obligations in Iran. In connection with these agreements, Nokia Networks maintains a shareholding in Pishahang Communications Network Development Company (“Pishahang”), as required under Iranian law and as is customary under Iranian business practices. Nokia Networks holds 49% of the outstanding shares of Pishahang. The other major shareholder in Pishahang is Information Technology Application Development TACFAM Company (“Tacfam”). Tacfam holds 49% of the outstanding shares of Pishahang. Although it is difficult to evaluate with any reasonable degree of certainty, we have concluded that the possibility that TCI, MCCI, MTN Irancell or Tacfam is owned or controlled, directly or indirectly, by the government of Iran cannot be excluded.

In 2014, Nokia Networks recognized sales revenue of EUR 5 million and a net loss from agreements with MCCI and MTN Irancell.

Nokia Networks has completed the process of closing its bank accounts in Iran with Bank Tejarat.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	136

General facts

Taxation

General

The statements of US and Finnish tax laws set out below are based on the laws in force as of the date of this annual report on Form 20-F and may be subject to any changes in US or Finnish law, and in any double taxation convention or treaty between the United States and Finland, occurring after that date, possibly with retroactive effect.

For purposes of this summary, beneficial owners of ADSs that hold the ADSs as capital assets and that are considered residents of the United States for purposes of the current income tax convention between the United States and Finland, signed September 21, 1989 (as amended by a protocol signed May 31, 2006), referred to as the “Treaty”, and that are entitled to the benefits of the Treaty under the “Limitation on Benefits” provisions contained in the Treaty, are referred to as “US Holders”. Beneficial owners that are citizens or residents of the United States, corporations created in or organized under US law, and estates or trusts (to the extent their income is subject to US tax either directly or in the hands of beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to US Holders that are also residents of Finland and to citizens or residents of the United States that do not maintain a substantial presence, permanent home or habitual abode in the United States. For purposes of this discussion, it is assumed that the Depositary and its custodian will perform all actions as required by the deposit agreement with the Depositary and other related agreements between the Depositary and Nokia.

If a partnership holds ADSs (including for this purpose any entity or arrangement treated as a partnership for US federal income tax purposes), the tax treatment of a partner will depend upon the status of the partner and activities of the partnership. If a US Holder is a partnership or a partner in a partnership that holds ADSs, the holder is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of its ADSs.

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

For the purposes of both the Treaty and the US Internal Revenue Code of 1986, as amended, referred to as the “Code”, US Holders of ADSs will be treated as the owners of the underlying shares that are represented by those ADSs. Accordingly, the following discussion, except where otherwise expressly noted, applies equally to US Holders of ADSs, on the one hand, and of shares on the other.

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

Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of a dividend paid (and taxes withheld) in foreign currency. Accrual basis taxpayers are urged to consult their own tax advisers regarding the requirements and elections applicable in this regard.

Under the Finnish Income Tax Act and Act on Taxation of Non-residents’ Income, non-residents of Finland are generally subject to a withholding tax at a rate of 30% payable on dividends paid by a Finnish resident company. However, pursuant to the Treaty, dividends paid to US Holders generally will be subject to Finnish withholding tax at a reduced rate of 15% of the gross amount of the dividend.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	137

General facts on Nokia continued

Qualifying pension funds are, however, pursuant to the Treaty exempt from Finnish withholding tax. Refer also to “—Finnish withholding taxes on nominee registered shares” below.

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

Provided that certain holding period and other requirements are met, certain US Holders (including individuals and some trusts and estates) are eligible for reduced rates of US federal income tax at a maximum rate of 20% in respect of “qualified dividend income”. Dividends that Nokia pays with respect to its shares and ADSs generally will be qualified dividend income if Nokia was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). Nokia currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for US federal income tax purposes, however, this is a factual matter and is subject to change. Nokia anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US Holders. US Holders of shares or ADSs are urged to consult their own tax advisers regarding the availability to them of the reduced dividend tax rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

We believe we should not be classified as a PFIC for US federal income tax purposes for the taxable year ended December 31, 2014 and we do not expect to become a PFIC in the foreseeable future. US Holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If we were to be classified as a PFIC, the tax on distributions on our shares or ADSs and on any gains realized upon the disposition of our shares or ADSs generally would be less favorable than as described herein. Dividends paid by a PFIC are not “qualified dividend income” and are not eligible for reduced rates of taxation. In addition, US persons that are shareholders in a PFIC generally will be required to file an annual report disclosing the ownership of such shares and certain other information as yet to be determined. US Holders should consult their own tax advisers regarding the application of the PFIC rules (including the new reporting requirements) to their ownership of our shares or ADSs.

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

Finnish withholding taxes on nominee registered shares

Generally, for US Holders, the reduced 15% withholding tax rate of the Treaty (instead of 30%) is applicable to dividends paid to nominee registered shares only when the conditions of the provisions applied to dividends are met (Section 10b of the Finnish Act on Taxation of Non-residents’ Income).

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

In general, if based on an applicable treaty for the avoidance of double taxation the withholding tax rate for dividends is 15% or higher, the treaty rate may be applied when the aforementioned conditions of the new provisions are met (Section 10b of the Finnish Act on Taxation of Non-residents’ Income). A lower rate than 15% may be applied based on the applicable treaty for the avoidance of double taxation only when the following information on the beneficial owner of the dividend is provided to the payer prior to the dividend payment: name, date of birth or business ID (if applicable) and address in the country of residence.

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

NOKIA ANNUAL REPORT ON FORM 20-F 2014	138

General facts

Finnish transfer tax

Transfers of shares and ADSs could be subject to the Finnish transfer tax only when one of the parties to the transfer is subject to Finnish taxation under the Finnish Income Tax Act by virtue of being a resident of Finland or a Finnish branch of a non-Finnish (a) credit institution (b) investment firm (c) management company of collective investment undertaking or (d) alternative investment fund manager. In accordance with the amendments in the Finnish Transfer Tax Act (applicable as of November 9, 2007) no transfer tax is payable on the transfer of shares or ADSs (irrespective of whether the transfer is carried out on a stock exchange or not). However, there are certain conditions for the exemption. Prior to the said amendments, transfer tax was not payable on stock exchange transfers. In cases where the transfer tax would be payable, the transfer tax would be 1.6% of the transfer value of the security traded.

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

US information reporting and backup withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale or other disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding. Backup withholding will not apply to a holder if the holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification in connection therewith or if it is a recipient otherwise exempt from backup withholding (such as a corporation). Any US person required to establish its exempt status generally must furnish a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally are not subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN for individuals and Form W-8BEN-E for corporations) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	139

Financial statements

NOKIA ANNUAL REPORT ON FORM 20-F 2014	140

NOKIA ANNUAL REPORT ON FORM 20-F 2014	141

Consolidated income statement

For the year ended December 31	Notes	2014 EURm	2013 EURm	2012 EURm
Net sales	5	12 732	12 709	15 400
Cost of sales	6	(7 094)	(7 364)	(9 841)
Gross profit		5 638	5 345	5 559
Research and development expenses	6	(2 493)	(2 619)	(3 081)
Selling, general and administrative expenses	6	(1 634)	(1 671)	(2 062)
Impairment of goodwill	10	(1 209)	-	-
Other income	11	136	272	276
Other expenses	11	(268)	(808)	(1 513)
Operating profit/(loss)		170	519	(821)
Share of results of associated companies	18	(12)	4	(1)
Financial income and expenses	12	(395)	(280)	(357)
(Loss)/profit before tax		(237)	243	(1 179)
Income tax benefit/(expense)	13	1 408	(202)	(304)
Profit/(loss) for the year from continuing operations		1 171	41	(1 483)
Attributable to:
Equity holders of the parent		1 163	186	(771)
Non-controlling interests		8	(145)	(712)
		1 171	41	(1 483)
Profit/(loss) for the year from discontinued operations attributable to:
Equity holders of the parent		2 299	(801)	(2 334)
Non-controlling interests		6	21	31
	3	2 305	(780)	(2 303)
Profit/(loss) for the year attributable to:

Equity holders of the parent		3 462	(615)	(3 105)
Non-controlling interests		14	(124)	(681)
		3 476	(739)	(3 786)

Earnings per share from continuing and discontinued operations (from profit/(loss) attributable to equity holders of the parent)	15	EUR	EUR	EUR
Basic earnings per share
Continuing operations		0.31	0.05	(0.21)
Discontinued operations		0.62	(0.22)	(0.63)
Profit/(loss) for the year		0.94	(0.17)	(0.84)
Diluted earnings per share
Continuing operations		0.30	0.05	(0.21)
Discontinued operations		0.56	(0.22)	(0.63)
Profit/(loss) for the year		0.85	(0.17)	(0.84)
Average number of shares		000’s shares	000’s shares	000’s shares
Basic
Continuing operations		3 698 723	3 712 079	3 710 845
Discontinued operations		3 698 723	3 712 079	3 710 845
Profit/(loss) for the year		3 698 723	3 712 079	3 710 845
Diluted
Continuing operations		4 131 602	3 733 364	3 710 845
Discontinued operations		4 131 602	3 712 079	3 710 845
Profit/(loss) for the year		4 131 602	3 712 079	3 710 845

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	142

Financial statements

Consolidated statement

of comprehensive income

For the year ended December 31	Notes	2014 EURm	2013 EURm	2012 EURm
Profit/(loss) for the year		3 476	(739)	(3 786)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit plans	8	(275)	83	(228)
Income tax related to items that will not be reclassified to profit or loss		96	(3)	22
Items that may be reclassified subsequently to profit or loss:
Translation differences	26	820	(496)	41
Net investment hedges	26	(167)	114	(58)
Cash flow hedges	27	(30)	3	(41)
Available-for-sale investments	27	106	49	35
Other increase, net		40	5	10
Income tax related to items that may be reclassified subsequently to profit or loss	26, 27	16	1	12
Other comprehensive income/(expense), net of tax		606	(244)	(207)
Total comprehensive income/(expense) for the year		4 082	(983)	(3 993)
Attributable to:
Equity holders of the parent		4 061	(863)	(3 281)
Non-controlling interests		21	(120)	(712)
		4 082	(983)	(3 993)
Attributable to equity holders of the parent:
Continuing operations		1 563	34	(831)
Discontinued operations		2 498	(897)	(2 450)
		4 061	(863)	(3 281)
Attributable to non-controlling interests:
Continuing operations		16	(139)	(740)
Discontinued operations		5	19	28
		21	(120)	(712)

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	143

Consolidated statement

of financial position

At December 31	Notes	2014 EURm	2013 EURm
ASSETS
Non-current assets
Goodwill	16	2 563	3 295
Other intangible assets	16	350	296
Property, plant and equipment	17	716	566
Investments in associated companies	18	51	65
Available-for-sale investments	19	828	741
Deferred tax assets	14	2 720	890
Long-term loans receivable	19, 35	34	96
Other non-current assets		77	99
		7 339	6 048
Current assets
Inventories	21	1 275	804
Accounts receivable, net of allowances for doubtful accounts	19, 22, 35	3 430	2 901
Prepaid expenses and accrued income	23	913	660
Current income tax assets		124	146
Current portion of long-term loans receivable	19, 35	1	29
Other financial assets	19, 20, 35	266	285
Investments at fair value through profit and loss, liquid assets	19, 35	418	382
Available-for-sale investments, liquid assets	19, 35	2 127	956
Available-for-sale investments, cash equivalents	19, 35	2 643	3 957
Bank and cash	35	2 527	3 676
		13 724	13 796
Assets held for sale	17	–	89
Assets of disposal groups classified as held for sale	3	–	5 258
Total assets		21 063	25 191
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	24	246	246
Share issue premium		439	615
Treasury shares at cost		(988)	(603)
Translation differences	26	1 099	434
Fair value and other reserves	27	22	80
Reserve for invested non-restricted equity		3 083	3 115
Retained earnings		4 710	2 581
		8 611	6 468
Non-controlling interests		58	192
Total equity		8 669	6 660
Non-current liabilities
Long-term interest-bearing liabilities	19, 35	2 576	3 286
Deferred tax liabilities	14	32	195
Deferred revenue and other long-term liabilities	29	2 197	630
Provisions	28	301	242
		5 106	4 353
Current liabilities
Current portion of long-term interest-bearing liabilities	19, 35	1	3 192
Short-term borrowings	19, 35	115	184
Other financial liabilities	19, 20, 35	174	35
Current income tax liabilities	13	481	484
Accounts payable	19, 35	2 313	1 842
Accrued expenses, deferred revenue and other liabilities	29	3 632	3 033
Provisions	28	572	680
		7 288	9 450
Liabilities of disposal groups classified as held for sale	3	–	4 728
Total liabilities		12 394	18 531
Total shareholders’ equity and liabilities		21 063	25 191

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	144

Financial statements

Consolidated statement

of cash flows

For the year ended December 31	Notes	2014 EURm	2013 EURm	2012 EURm
Cash flow from operating activities
Profit/(loss) attributable to equity holders of the parent		3 462	(615)	(3 105)
Adjustments, total	32	(2 248)	1 789	3 841
Change in net working capital	32	1 153	(945)	119
Cash generated from operations		2 367	229	855
Interest received		45	92	130
Interest paid		(336)	(208)	(277)
Other financial income and expenses, net (paid)/received		(165)	345	(584)
Income taxes, net paid		(636)	(386)	(478)
Net cash from/(used in) operating activities		1 275	72	(354)
Cash flow from investing activities
Acquisition of businesses, net of acquired cash		(175)	–	13
Purchases of investments, liquid assets		(2 977)	(1 021)	(1 708)
Purchase of non-current available-for-sale investments		(73)	(53)	(55)
Proceeds from/(payment of) other long-term receivables		7	(1)	–
Proceeds from short-term loans receivable		20	4	24
Purchases of property, plant and equipment, and intangible assets		(311)	(407)	(461)
Proceeds from/(payment for) disposal of businesses, net of disposed cash(1)		2 508	(63)	(15)
Proceeds from disposal/(purchase) of shares in associated companies		7	(8)	4
Proceeds from maturities and sale of investments, liquid assets		1 774	586	2 441
Proceeds from sale of non-current available-for-sale investments		62	129	37
Proceeds from sale of property, plant and equipment, and intangible assets		44	138	279
Dividends received		–	5	3
Net cash from/(used in) investing activities		886	(691)	562
Cash flow from financing activities
Purchase of treasury shares		(427)	–	–
Purchase of a subsidiary’s equity instruments		(45)	(1 707)	–
Proceeds from long-term borrowings		79	2 291	752
Repayment of long-term borrowings		(2 749)	(862)	(266)
Repayment of short-term borrowings		(42)	(128)	(196)
Dividends paid and other contributions to shareholders		(1 392)	(71)	(755)
Net cash used in financing activities		(4 576)	(477)	(465)

Foreign exchange adjustment		(48)	(223)	(27)

Net decrease in cash and equivalents		(2 463)	(1 319)	(284)

Cash and cash equivalents at beginning of year		7 633	8 952	9 236

Cash and cash equivalents at end of year		5 170	7 633	8 952
Cash and cash equivalents comprise:
Bank and cash		2 527	3 676	3 504
Available-for-sale investments, cash equivalents		2 643	3 957	5 448
Total		5 170	7 633	8 952

(1) Proceeds from the Sale of the D&S Business are presented net of the amount of principal and accrued interest on the repaid convertible bonds.

The consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. Refer to Note 3, Disposals treated as discontinued operations.

The amounts in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information on the acquisitions and disposals of subsidiaries and the net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	145

Consolidated statement

of changes in shareholders’ equity

EURm	Notes	Number of shares (000’s	)	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interests	Total
At January 1, 2012		3 710 189		246	362	(644)	771	153	3 148	7 837	11 873	2 036	13 909
Remeasurements of defined benefit plans, net of tax	27							(127)			(127)	(79)	(206)
Translation differences	26						42				42	(2)	40
Net investment hedge losses, net of tax	26						(67)				(67)		(67)
Cash flow hedges, net of tax	27							(67)			(67)	47	(20)
Available-for-sale investments, net of tax	27							36			36		36
Other increase, net										7	7	3	10
Loss for the year										(3 105)	(3 105)	(681)	(3 786)
Total comprehensive loss for the year				–	–	–	(25)	(158)	–	(3 098)	(3 281)	(712)	(3 993)
Share-based payment					1						1		1
Excess tax benefit on share-based payment					3						3		3
Settlement of performance and restricted shares		796			(5)	15			(12)		(2)		(2)
Dividends										(742)	(742)	(22)	(764)
Convertible bond—equity component					85						85		85
Total other equity movements				–	84	15	–	–	(12)	(742)	(655)	(22)	(677)
At December 31, 2012		3 710 985		246	446	(629)	746	(5)	3 136	3 997	7 937	1 302	9 239
Remeasurements of defined benefit plans, net of tax	27							55			55	25	80
Translation differences	26						(468)				(468)	(28)	(496)
Net investment hedge gains, net of tax	26						114				114		114
Cash flow hedges, net of tax								(3)			(3)	7	4
Available-for-sale investments, net of tax	27							49			49	–	49
Other increase, net										5	5	–	5
Loss for the year										(615)	(615)	(124)	(739)
Total comprehensive (loss)/income for the year				–	–	–	(354)	101	–	(610)	(863)	(120)	(983)
Share-based payment					25						25		25
Settlement of performance and restricted shares		1 404			(7)	26			(21)		(2)		(2)
Dividends											–	(37)	(37)
Acquisition of non-controlling interests	26, 27				(3)		42	(16)		(806)	(783)	(924)	(1 707)
Other changes in non-controlling interests											–	(29)	(29)
Convertible bond—equity component					154						154		154
Convertible bond—conversion to equity		38
Total other equity movements				–	169	26	42	(16)	(21)	(806)	(606)	(990)	(1 596)
At December 31, 2013		3 712 427		246	615	(603)	434	80	3 115	2 581	6 468	192	6 660

NOKIA ANNUAL REPORT ON FORM 20-F 2014	146

Financial statements

EURm	Notes	Number of shares (000’s	)	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interests	Total
At December 31, 2013		3 712 427		246	615	(603)	434	80	3 115	2 581	6 468	192	6 660
Remeasurements of defined benefit plans, net of tax	27							(142)		(46)	(188)		(188)
Translation differences	26						813				813	7	820
Net investment hedge losses, net of tax	26						(148)				(148)		(148)
Cash flow hedges, net of tax								(30)			(30)		(30)
Available-for-sale investments, net of tax	27							103			103		103
Other increase, net								10		39	49		49
Profit for the year										3 462	3 462	14	3 476
Total comprehensive income/(loss) for the year				–	–	–	665	(59)	–	3 455	4 061	21	4 082
Share-based payment					4						4		4
Excess tax benefit on share-based payment					10						10		10
Settlement of performance and restricted shares		2 570			(25)	47			(32)		(10)		(10)
Acquisition of treasury shares		(66 904)				(427)					(427)		(427)
Stock options exercise	24	50									–		–
Dividends										(1 374)	(1 374)	(9)	(1 383)
Disposal of subsidiaries											–	(109)	(109)
Acquisition of non-controlling interests										(7)	(7)	(38)	(45)
Convertible bond—equity component					(114)						(114)		(114)
Other movements					(51)	(5)	–	1		55	–	1	1
Total other equity movements				–	(176)	(385)	–	1	(32)	(1 326)	(1 918)	(155)	(2 073)
At December 31, 2014		3 648 143		246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669

Dividend declared per share is EUR 0.14 for 2014, subject to shareholders’ approval (EUR 0.11 for 2013). Special dividend per share of EUR 0.26 was paid for 2013. No dividends were declared for 2012.

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	147

Notes to consolidated financial statements

1. Accounting principles

Corporate information

Nokia Oyj, a public limited liability company incorporated and domiciled in Helsinki, Finland, is the parent company for all its subsidiaries (“Nokia” or “the Group”). The Group’s operational headquarters are located in Espoo, Finland. The Group is listed on the Nasdaq Helsinki stock exchange and the New York stock exchange.

The Group is a leading global provider of network infrastructure and related services, with a focus on mobile broadband, location and mapping services as well as advanced technology development and licensing.

On March 19, 2015 the Board of Directors authorized the financial statements for 2014 for issuance and filing.

Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“IFRS”). The consolidated financial statements are presented in millions of euros (“EURm”), except as otherwise noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform to the Finnish accounting legislation.

In 2014, substantially all of the Devices & Services business was sold to Microsoft. This is referred to as the “Sale of the D&S Business”. Refer to Note 3, Disposals treated as discontinued operations.

In 2014, certain items in the consolidated income statement and the consolidated statement of financial position have been reclassified to conform with current year presentation.

Other information

This paragraph is included in connection with statutory reporting requirements in Germany. The fully consolidated German subsidiary, Nokia Solutions and Networks GmbH & Co. KG, registered in the commercial register of Munich under HRA 88537, has made use of the exemption available under § 264b of the German Commercial Code (“HGB”).

Adoption of pronouncements under IFRS

In the current year, the Group has adopted the following new and revised standards, amendments and interpretations to existing standards issued by the IASB that are relevant to its operations and effective for accounting periods commencing on or after January 1, 2014.

Amendment to IAS 32 Offsetting Financial Assets and Financial Liabilities clarified the meaning of “currently has a legally enforceable right to set-off”.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) added guidance to IAS 36 Impairment of Assets on disclosure of recoverable amounts and discount rates.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39) made it clear that IAS 39 Financial Instruments: Recognition and Measurement does not require discontinuing hedge accounting if a hedging derivative is novated, provided certain criteria are met.

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) clarified IAS 19 Employee Benefits requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

IFRIC 21 Levies, an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, clarified that the obligating event giving rise to a liability to pay a levy to a government agency is the activity that triggers the payment.

In addition, a number of other amendments that form part of the IASB’s annual improvement project were adopted by the Group. The adoption of the above amendments and interpretations did not have a material impact on the Group’s consolidated financial statements. Additional disclosures have been provided in the notes to the financial statements where applicable.

Significant accounting principles

Principles of consolidation

The consolidated financial statements comprise the financial statements of Nokia Oyj as the parent company (“Parent Company”), and each of those companies over which the Group exercises control. Control over an entity exists when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When the Group has less than a majority of voting or similar rights of an entity, the Group considers all relevant facts and circumstances in assessing whether it has power over an entity, including the contractual arrangements and the Group’s voting rights and potential voting rights. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of the three elements of control.

All inter-company transactions are eliminated as part of the consolidation process. Non-controlling interests are presented separately as a component of net profit and are shown as a component of shareholders’ equity in the consolidated statement of financial position.

Acquired entities or businesses have been consolidated from the date on which control over the net assets and operations was transferred to the Group. Similarly, the results of Group entities or businesses disposed of are included in the consolidated financial statements only up to the date of disposal.

Business combinations

The acquisition method of accounting is used to account for acquisitions of separate entities or businesses. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, liabilities incurred towards the former owners of the acquired entity or business and equity instruments issued. Acquisition-related costs are recognized as expenses in the consolidated income statement in the period in which the costs are incurred and the related services are received. Identifiable assets acquired and liabilities assumed are measured separately at the acquisition date fair values.

Non-controlling interests in the acquired business are measured separately at fair value or at the non-controlling interests’ proportionate share of the identifiable net assets of the acquired business. The excess of the cost of the aggregate consideration transferred over the acquisition date fair values of the identifiable net assets acquired is recorded as goodwill.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	148

Financial statements

Investment in associates

An associate is an entity over which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control over those policies. The Group’s share of profits and losses of associates is included in the consolidated income statement in accordance with the equity method of accounting. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. After the carrying amount of the Group’s interest is reduced to nil, in case of a loss-making investment, losses continue to be recognized when it is considered that a constructive obligation exists.

Disposal of separate entities or businesses

If upon disposal the Group loses control of a separate entity or business, it records a gain or loss on disposal at the date when control is lost. The gain or loss on disposal is calculated as the difference between the fair value of the consideration received and the carrying amounts of derecognized assets and liabilities of the disposed entity or business attributable to the equity holders of the parent and non-controlling interest, adjusted by amounts recognized in other comprehensive income in relation to that entity or business.

Discontinued operations and assets held for disposal

Discontinued operations are reported when a component of the Group, comprising operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes from the rest of the Group, is classified as held for disposal or has been disposed of, or the component represents a major line of business or geographical area of operations, and is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Profit or loss from discontinued operations is reported separately from income and expenses from continuing operations in the consolidated income statement, with prior periods presented on a comparative basis. Cash flows for discontinued operations are presented separately in the notes to the consolidated financial statements. Inter-group revenues and expenses between continuing and discontinued operations are eliminated, except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation.

Non-current assets or disposal groups are classified as assets held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and the sale must be highly probable. These assets, or in the case of disposal groups, assets and liabilities, are presented separately in the consolidated statement of financial position and measured at the lower of the carrying amount and fair value less costs of disposal. Non-current assets classified as held for sale, or included in a disposal group classified as held for sale, are not depreciated.

Revenue recognition

Revenue is recognized when the following criteria for the transaction have been met: significant risks and rewards of ownership have transferred to the buyer; continuing managerial involvement and effective control usually associated with ownership have ceased; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the Group; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable net of discounts and excluding taxes and duties.

Recurring service revenue which includes managed services and maintenance services is generally recognized on a straight-line basis over the agreed period, unless there is evidence that some other method better represents the rendering of services.

The Group enters into contracts consisting of any combination of hardware, services and software. Within these multiple element arrangements, separate components are identified and accounted for based on the nature of those components, considering the economic substance of the entire arrangement. Revenue is allocated to each separately identifiable component based on the relative fair value of each component. The fair value of each component is determined by taking into consideration factors such as the price of the component when sold separately and the component cost plus a reasonable margin when price references are not available. The revenue allocated to each component is recognized when the revenue recognition criteria for that component have been met.

For the discontinued Devices and Services business, the fair value of components included in multiple element arrangements were first assigned to software and services, and the residual amount was allocated to hardware.

Revenue from contracts involving the construction of an asset according to customer specifications is recognized using the percentage of completion method. Stage of completion is measured by reference to cost incurred to date as a percentage of estimated total project costs for each contract.

Revenue on license fees is recognized in accordance with the substance of the relevant agreements. Where, subsequent to the initial licensing transaction, the Group has no remaining obligations to perform and licensing fees are non-refundable, revenue is recognized after the customer has been provided access to the underlying asset. Where the Group retains obligations related to the licensed asset after the initial licensing transaction, revenue is typically recognized over a period of time during which remaining performance obligations are satisfied. In some multiple element licensing transactions, the Group applies the residual method in the absence of reference information.

Research and development

Research and development costs are expensed as incurred.

Employee benefits

Pensions

The Group companies have various pension plans in accordance with the local conditions and practices in the countries in which they operate. The plans are generally funded through payments to insurance companies or contributions to trustee-administered funds as determined by periodic actuarial calculations.

In a defined contribution plan, the Group’s legal or constructive obligation is limited to the amount that it agrees to contribute to the fund. The Group’s contributions to defined contribution plans, multi-employer and insured plans are recognized in the consolidated income statement in the period to which the contributions relate. If a pension plan is funded through an insurance contract where the Group does not retain any legal or constructive obligations, the plan is treated as a defined contribution plan. All arrangements that do not fulfill these conditions are considered defined benefit plans.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	149

Notes to consolidated financial statements continued

For defined benefit plans, pension costs are assessed using the projected unit credit method: the pension cost is recognized in the consolidated income statement so as to spread the current service cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates on high-quality corporate bonds or government bonds with appropriate maturities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and settlement gains and losses are recognized immediately in the consolidated income statement as part of service cost, when the plan amendment, curtailment or settlement occurs. Curtailment gains and losses are accounted for as past service costs.

The liability or asset recognized in the consolidated statement of financial position is the pension obligation at the closing date less the fair value of plan assets including effects relating to any asset ceiling.

Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling and the return on plan assets, excluding amounts recognized in net interest, are recognized immediately in the consolidated statement of financial position with a corresponding debit or credit to retained earnings through the consolidated statement of comprehensive income in the period in which they occur. Remeasurements are not reclassified to the consolidated income statement in subsequent periods.

Actuarial valuations for the Group’s defined benefit pension plans are performed annually or when a material curtailment or settlement of a defined benefit plan occurs.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Local laws may provide employees with the right to benefits from the employer upon termination whether the termination is voluntary or involuntary. For these specific termination benefits, the portion of the benefit that the company would be required to pay to the employee in the case of voluntary termination is treated as a constructive obligation determined by local law and accounted for as a defined benefit arrangement as described in the pensions section above.

Share-based payment

The Group offers three types of global equity-settled share-based compensation plans for employees: stock options, performance shares and restricted shares.

Employee services received and the corresponding increase in equity are measured by reference to the fair value of the equity instruments at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. The Group reviews the assumptions made on a regular basis and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Share-based compensation is recognized as an expense in the consolidated income statement over the relevant service periods.

The Group has issued certain stock options which are accounted for as cash-settled. The related employee services received and the liabilities incurred are measured at the fair value of the liability. The fair value of stock options is estimated based on the reporting date market value less the exercise price of the stock options. The fair value of the liability is remeasured at each statement of financial position date and at the date of settlement, with changes in fair value recognized in the consolidated income statement over the relevant service periods.

Income taxes

The income tax expense comprises current tax and deferred tax. Current taxes are based on the results of the Group companies and are calculated according to local tax rules. Tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, then the related tax is recognized in other comprehensive income or equity, respectively.

The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It adjusts the amounts recorded, where appropriate, on the basis of amounts expected to be paid to the tax authorities. The amount of current income tax liabilities for uncertain income tax positions is recognized when it is more likely than not that certain tax positions will be challenged and may not be fully sustained upon review by tax authorities. The amounts recorded are based upon the estimated future settlement amount at each consolidated statement of financial position date.

Deferred tax assets and liabilities are determined using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. Deferred tax assets are assessed for realizability at each statement of financial position date. When circumstances indicate it is no longer probable that deferred tax assets will be utilized, adjustments are made as necessary. Deferred tax liabilities are recognized for temporary differences that arise between the fair value and the tax base of identifiable net assets acquired in business combinations. Deferred tax assets and deferred tax liabilities are offset for presentation purposes when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or deferred tax assets are expected to be settled or recovered.

Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

The enacted or substantively enacted tax rates at each consolidated statement of financial position date that are expected to apply in the period when the asset is realized or the liability is settled are used in the measurement of deferred tax assets and deferred tax liabilities.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	150

Financial statements

Foreign currency translation

Functional and presentation currency

The financial statements of all Group entities are measured using functional currency, the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in euro, the functional and presentation currency of the parent.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at exchange rates prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency monetary assets and liabilities are valued at the exchange rates prevailing at the end of the accounting period. Foreign exchange gains and losses arising from statement of financial position items and fair value changes of related hedging instruments are recognized in financial income and expenses. Unrealized foreign exchange gains and losses related to non-current available-for-sale investments, such as equity investments, are recognized in other comprehensive income.

Foreign Group companies

All income and expenses of foreign Group companies where the functional currency is not euro are translated into euro at the average foreign exchange rates for the accounting period. All assets and liabilities of foreign Group companies are translated into euro at foreign exchange rates prevailing at the end of the accounting period. Differences resulting from the translation of income and expenses at the average rate and assets and liabilities at the closing rate are recognized as translation differences in other comprehensive income. On the disposal of all or part of a foreign Group company through sale, liquidation, repayment of share capital or abandonment, the cumulative amount or proportionate share of translation differences is recognized as income or expense when the gain or loss on disposal is recognized.

Foreign Group companies in hyperinflationary economies

The financial statements of foreign Group companies where the functional currency is the currency of a hyperinflationary economy are adjusted to reflect changes in general purchasing power. Non-monetary items in the statement of financial position and all items in the income statement are restated to the current purchasing power by applying the general price index and translated into euro using the measuring unit current at the end of the accounting period. Inflationary gains and losses on the net monetary position are recognized as gains and losses in the consolidated income statement. Comparatives presented as current year amounts in the prior year financial statements in a stable currency are not restated.

Assessment of the recoverability of long-lived assets, intangible assets and goodwill

The Group assesses the carrying value of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. The carrying value of identifiable intangible assets and long-lived assets is assessed if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors that trigger an impairment review include, but are not limited to, underperformance relative to historical or projected future results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends.

For purposes of impairment testing, goodwill has been allocated to the cash-generating units or groups of cash-generating units (“CGUs”) expected to benefit from the synergies of the combination. A cash-generating unit, as determined for the purposes of the Group’s goodwill impairment testing, is the smallest group of assets, including goodwill, generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The Group conducts its impairment testing by determining the recoverable amount for the asset or cash-generating unit. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value-in-use. The recoverable amount is compared with the asset or cash-generating unit’s carrying value. The carrying value of a cash-generating unit’s net assets is determined by allocating relevant net assets to cash-generating units on a reasonable and consistent basis. An impairment loss is recognized immediately in the consolidated income statement if the recoverable amount for an asset or a cash-generating unit is less than its carrying value.

Other intangible assets

Acquired patents, trademarks, licenses, software licenses for internal use, customer relationships and developed technology are capitalized and amortized using the straight-line method over their useful lives, generally three to seven years. When an indication of impairment exists, the carrying amount of the related intangible asset is assessed for recoverability. Any resulting impairment losses are recognized immediately in the consolidated income statement.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions
Buildings and constructions	20—33 years
Light buildings and constructions	3—20 years
Machinery and equipment
Production machinery, measuring and test equipment	1—5 years
Other machinery and equipment	3—10 years

Land and water areas are not depreciated. Assets held for sale are not depreciated as they are carried at the lower of carrying value and fair value less costs to sell.

Maintenance, repairs and renewals are generally expensed in the period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset. Leasehold improvements are depreciated over the shorter of the lease term and the useful life. Gains and losses on the disposal of property, plant and equipment are included in operating profit or loss.

Leases

The Group has entered into various operating lease contracts. The related payments are treated as rental expenses and recognized in the consolidated income statement on a straight-line basis over the lease terms unless another systematic approach is more representative of the pattern of the Group’s benefit.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	151

Notes to consolidated financial statements continued

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using standard cost, which approximates actual cost on a first-in first-out (“FIFO”) basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization. In addition to the cost of materials and direct labor, an appropriate proportion of production overhead is included in the inventory values. An allowance is recorded for excess inventory and obsolescence based on the lower of cost and net realizable value.

Fair value measurement

A number of financial instruments are measured at fair value at each consolidated statement of financial position date after initial recognition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest by using quoted market rates, discounted cash flow analyses and other appropriate valuation models. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair values are being measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2—Valuation techniques for which significant inputs other than quoted prices are directly or indirectly observable

Level 3—Valuation techniques for which significant inputs are unobservable.

The Group categorizes assets and liabilities that are measured at fair value on a recurring basis into an appropriate level of the fair value hierarchy at the end of each reporting period.

Financial assets

The Group has classified its financial assets in the following categories: available-for-sale investments, derivative and other current financial assets, loans receivable, accounts receivable, financial assets at fair value through profit or loss, and bank and cash. Derivatives are described in the section on derivative financial instruments.

Available-for-sale investments

The Group invests a portion of the cash needed to cover the projected cash needs of its ongoing business operations in highly liquid, interest-bearing investments and certain equity instruments. The following investments are classified as available-for-sale based on the purpose of the investment and the Group’s ongoing intentions: (1) highly liquid, fixed income and money-market investments that are readily convertible to known amounts of cash with maturities at acquisition of three months or less, included in available-for-sale investments, cash equivalents in the consolidated statement of financial position. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of change in value. (2) Similar investments as in the first category but with maturities at acquisition of longer than three months, classified in the consolidated statement of financial position as current available-for-sale investments, liquid assets. (3) Investments in technology-related publicly quoted equity shares or unlisted private equity shares and unlisted funds, classified in the consolidated statement of financial position as non-current available-for-sale investments.

Current fixed income and money-market investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the statement of financial position date. Investments in publicly quoted equity shares are measured at fair value using exchange quoted bid prices. Other available-for-sale investments carried at fair value include holdings in unlisted shares. Fair value is estimated using a number of methods, including, but not limited to: the current market value of similar instruments; prices established from a recent arm’s length financing transaction of target companies; and analysis of market prospects and operating performance of target companies, taking into consideration public market comparable companies in similar industry sectors. The Group uses judgment in selecting the appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Changes in these assumptions may cause the Group to recognize impairments or losses in future periods.

The remaining available-for-sale investments are carried at cost less impairment. These are technology-related investments in private equity shares and unlisted funds for which fair value cannot be measured reliably due to non-existent public markets or reliable valuation methods.

All purchases and sales of investments are recorded on the trade date, that is, when the Group commits to purchase or sell the asset.

Changes in the fair value of available-for-sale investments are recognized in fair value and other reserves as part of other comprehensive income, with the exception of interest calculated using the effective interest method and foreign exchange gains and losses on current available-for-sale investments recognized directly in the consolidated income statement. Dividends on available-for-sale equity instruments are recognized in the consolidated income statement when the Group’s right to receive payment is established. When the investment is disposed of, the related accumulated fair value changes are released from other comprehensive income and recognized in the consolidated income statement. The weighted average method is used to determine the cost basis of publicly listed equities being disposed of. The FIFO method is used to determine the cost basis of fixed income securities being disposed of. An impairment charge is recorded if the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired including, but not limited to, counterparty default and other factors causing a reduction in value that can be considered other than temporary. The cumulative net loss relating to the investment is removed from equity and recognized in the consolidated income statement for the period. If, in a subsequent period, the fair value of the investment in a non-equity instrument increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed and the reversal is recognized in the consolidated income statement.

Investments at fair value through profit and loss, liquid assets

Certain highly liquid financial assets are designated at inception as investments at fair value through profit and loss, liquid assets. These investments must meet one of the following two criteria: the designation eliminates or significantly reduces an inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on a different basis; or the assets are part of a group of financial assets, which are managed and their performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy. These investments are initially recognized and subsequently remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	152

Financial statements

Loans receivable

Loans receivable include loans to customers and suppliers and are measured initially at fair value and subsequently at amortized cost less impairment using the effective interest method. Loans are subject to regular review as to their collectability and available collateral. An allowance is made if a loan is deemed not to be fully recoverable. The related cost is recognized in other expenses or financial expenses, depending on the nature of the receivable to reflect the shortfall between the carrying amount and the present value of the expected future cash flows. Interest income on loans receivable is recognized in other income or financial income by applying the effective interest rate.

Bank and cash

Cash consists of cash at bank and in hand.

Accounts receivable

Accounts receivable include both amounts invoiced to customers and amounts where the Group’s revenue recognition criteria have been fulfilled but the customers have not yet been invoiced. Accounts receivable are carried at the original amount invoiced to customers less allowances for doubtful accounts. Allowances for doubtful accounts are based on a periodic review of all outstanding amounts, including an analysis of historical bad debt, customer concentrations, customer creditworthiness, past due amounts, current economic trends and changes in customer payment terms. Impairment charges on receivables identified as uncollectible are included in other operating expenses. The Group derecognizes an accounts receivable balance only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of the asset to another entity.

Financial liabilities

The Group has classified its financial liabilities into the following categories: derivative and other current financial liabilities, compound financial instruments, loans payable, and accounts payable. Derivatives are described in the section on derivative financial instruments.

Compound financial instruments

Compound financial instruments have both a financial liability and an equity component from the issuers’ perspective. The components are defined based on the terms of the financial instrument and presented and measured separately according to their substance. The financial liability component is initially recognized at fair value, the residual being allocated to the equity component. The allocation remains the same for the life of the compound financial instrument. The Group has issued convertible bonds for which the financial liability component is accounted for as a loan payable.

Loans payable

Loans payable are recognized initially at fair value net of transaction costs. In subsequent periods, loans payable are presented at amortized cost using the effective interest method. Transaction costs and loan interest are recognized in the consolidated income statement as financial expenses over the life of the instrument.

Accounts payable

Accounts payable are carried at invoiced amount which is considered to be the fair value due to the short-term nature of the Group’s accounts payable.

Derivative financial instruments

All derivatives are recognized initially at fair value on the date a derivative contract is entered into and subsequently remeasured at fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting. Generally, the cash flows of a hedge are classified as cash flows from operating activities in the consolidated statement of cash flows as the underlying hedged items relate to the Group’s operating activities. When a derivative contract is accounted for as a hedge of an identifiable position relating to financing or investing activities, the cash flows of the contract are classified in the same way as the cash flows of the position being hedged.

Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss

Forward foreign exchange contracts are valued at market forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract forward rate. Currency options are valued at each statement of financial position date by using the Garman & Kohlhagen option valuation model. Changes in fair value are recognized in the consolidated income statement.

Fair values of forward rate agreements, interest rate options, futures contracts and exchange traded options are calculated based on quoted market rates at each statement of financial position date. Discounted cash flow analyses are used to value interest rate and cross-currency interest rate swaps. Changes in fair value are recognized in the consolidated income statement.

For derivatives not designated under hedge accounting but hedging identifiable exposures such as anticipated foreign currency denominated sales and purchases, the gains and losses are recognized in other income or expenses. The gains and losses on all other derivatives not designated under hedge accounting are recognized in financial income and expenses.

Embedded derivatives, if any, are identified and monitored by the Group and measured at fair value at each consolidated statement of financial position date with changes in fair value recognized in the consolidated income statement.

Hedge accounting

The Group applies hedge accounting on certain forward foreign exchange contracts, certain options or option strategies, and certain interest rate derivatives. Qualifying options and option strategies have zero net premium or a net premium paid. For option structures, the critical terms of the bought and sold options are the same and the nominal amount of the sold option component is no greater than that of the bought option.

Cash flow hedges: hedging of forecast foreign currency denominated sales and purchases

The Group applies hedge accounting for ‘qualifying hedges’. Qualifying hedges are those properly documented cash flow hedges of foreign exchange rate risk of future forecast foreign currency denominated sales and purchases that meet the requirements set out in IAS 39, Financial Instruments: Recognition and Measurement. The hedged item must be ‘highly probable’ and present an exposure to variations in cash flows that could ultimately affect profit or loss. The hedge must be highly effective, both prospectively and retrospectively.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	153

Notes to consolidated financial statements continued

For qualifying foreign exchange forwards, the change in fair value that reflects the change in spot exchange rates and, for qualifying foreign exchange options or option strategies, the change in intrinsic value are deferred in fair value and other reserves in the consolidated statement of shareholders’ equity to the extent that the hedge is effective. The ineffective portion is recognized immediately in the consolidated income statement. Hedging costs, either expressed as the change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forward foreign exchange contracts, or as changes in the time value for options or options strategies, are recognized in other income or expenses in the consolidated income statement.

Accumulated changes in fair value from qualifying hedges are released from fair value and other reserves into the consolidated income statement as adjustments to sales and cost of sales when the hedged cash flow affects the consolidated income statement. Forecast foreign currency sales and purchases affect the consolidated income statement at various dates up to approximately one year from the consolidated statement of financial position date. If the forecasted transaction is no longer expected to take place, all deferred gains or losses are released immediately into the consolidated income statement. If the hedged item ceases to be highly probable but is still expected to take place, accumulated gains and losses remain in fair value and other reserves until the hedged cash flow affects the consolidated income statement.

Cash flow hedges: hedging of foreign currency risk of highly probable business acquisitions and other transactions

From time to time, the Group hedges cash flow variability caused by foreign currency risk inherent in highly probable business acquisitions and other future transactions that result in the recognition of non-financial assets. When those non-financial assets are recognized in the consolidated statement of financial position, the gains and losses previously deferred in fair value and other reserves are transferred to the initial acquisition cost of the asset. The deferred amounts are ultimately recognized in the consolidated income statement as a result of goodwill assessments for business acquisitions and through depreciation or amortization for other assets. The application of hedge accounting is conditional on the forecast transaction being highly probable and the hedge being highly effective, prospectively and retrospectively.

Cash flow hedges: hedging of cash flow variability on variable rate liabilities

The Group applies cash flow hedge accounting for hedging cash flow variability on certain variable rate liabilities. The effective portion of the gain or loss relating to interest rate swaps hedging variable rate borrowings is deferred in fair value and other reserves. The gain or loss related to the ineffective portion is recognized immediately in the consolidated income statement. If hedging instruments are settled before the maturity date of the related liability, hedge accounting is discontinued and all cumulative gains and losses recycled gradually to the consolidated income statement when the hedged variable interest cash flows affect the consolidated income statement.

Fair value hedges

The Group applies fair value hedge accounting to reduce exposure to fair value fluctuations of interest-bearing liabilities due to changes in interest rates and foreign exchange rates. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of hedged liabilities attributable to the hedged risk, are recognized in financial income and expenses. If the hedged item no longer meets the criteria for hedge accounting, hedge accounting ceases and any fair value adjustments made to the carrying amount of the hedged item while the hedge was effective are recognized in financial income and expenses based on the effective interest method.

Hedges of net investments in foreign operations

The Group applies hedge accounting for its foreign currency hedging on net investments. Qualifying hedges are those properly documented hedges of foreign exchange rate risk of foreign currency denominated net investments that are effective both prospectively and retrospectively.

The change in fair value that reflects the change in spot exchange rates for qualifying foreign exchange forwards, and the change in intrinsic value for qualifying foreign exchange options, are deferred in translation differences in the consolidated statement of shareholder’s equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates for forwards, and changes in time value for options are recognized in financial income and expenses. If a foreign currency denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in translation differences. The ineffective portion is recognized immediately in the consolidated income statement.

Accumulated changes in fair value from qualifying hedges are released from translation differences on the disposal of all or part of a foreign group company by sale, liquidation, repayment of share capital or abandonment. The cumulative amount or proportionate share of changes in the fair value of qualifying hedges deferred in translation differences is recognized as income or expense when the gain or loss on disposal is recognized.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Group expects a provision to be reimbursed, the reimbursement is recognized as an asset only when the reimbursement is virtually certain. The Group assesses the adequacy of its existing provisions and adjusts the amounts as necessary based on actual experience and changes in facts and circumstances at each statement of financial position date.

Restructuring provisions

The Group provides for the estimated cost to restructure when a detailed formal plan of restructuring has been completed, approved by management, and been announced. Restructuring costs consist primarily of personnel restructuring charges. The other main components are costs associated with the closure of manufacturing sites and exiting real estate locations, and divestment-related charges.

Warranty provisions

The Group provides for the estimated liability to repair or replace products under warranty at the time revenue is recognized. The provision is an estimate based on historical experience of the level of repairs and replacements.

Project loss provisions

The Group provides for onerous contracts based on the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	154

Financial statements

Litigation and intellectual property rights (“IPR”) infringements provisions

The Group provides for the estimated future settlements related to litigation and asserted and unasserted past alleged IPR infringements based on the probable outcome of potential claims.

Material liability provisions

The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each statement of financial position date.

Other provisions

The Group provides for other contractual obligations based on the expected cost of executing any such contractual commitments.

Treasury shares

The Group recognizes its own equity instruments that are acquired (“treasury shares”) as a reduction of equity at cost of acquisition. When cancelled, the acquisition cost of treasury shares is recognized in retained earnings.

Dividends

Dividends proposed by the Board of Directors are recognized in the consolidated financial statements when they have been approved by the shareholders at the Annual General Meeting.

Use of estimates and critical accounting judgments

The preparation of consolidated financial statements in accordance with IFRS requires the application of management judgment in selecting appropriate assumptions for calculating financial estimates. Management bases its estimates on historical experience, expected outcomes and various other assumptions that are believed to be reasonable under the circumstances. These estimates form the basis for the reported carrying values of assets and liabilities and recognized revenues and expenses that may not be readily apparent from other sources. Material estimates are revised if changes in circumstances occur or as a result of new information or more experience. As estimates inherently contain a varying degree of uncertainty, actual outcomes may differ, resulting in additional charges or credits to the consolidated income statement.

Management considers that the estimates, assumptions and judgments about the following accounting policies represent the most significant areas of estimation uncertainty and critical judgment that may have an impact on the Group’s financial information.

Business combinations

The Group applies the acquisition method of accounting to account for acquisitions of separate entities or businesses. The determination of the fair value and allocation thereof to each separately identifiable asset acquired and liability assumed requires estimation and judgment. Estimation and judgment are required in determining the fair value of the acquisition, including the discount rate, the terminal growth rate, the number of years on which to base the cash flow projections, and the assumptions and estimates used to determine the cash inflows and outflows. The discount rate reflects current assessments of the time value of money, relevant market risk premiums, and industry comparisons. Risk premiums reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Terminal values are based on the expected life of products and forecasted life cycle, and forecasted cash flows over that period. The assumptions are based on information available at the date of acquisition; actual results may differ materially from the forecast as more information becomes available. Refer to Note 4, Acquisitions.

Revenue recognition

The Group enters into transactions involving multiple components consisting of any combination of hardware, services and software where the Group identifies the separate components and estimates their relative fair values, considering the economic substance of the entire arrangement. The fair value of each component is determined by taking into consideration factors such as the price of the component when sold separately and the component cost plus a reasonable margin when price references are not available. The determination of the fair value and allocation thereof to each separately identifiable component requires the use of estimates and judgment which may have a significant impact on the timing and amount of revenue recognized. Refer to Note 5, Revenue recognition.

Pension benefit obligations and expenses

The determination of pension benefit obligations and expenses for defined benefit pension plans is dependent on a number of estimates and assumptions, including the discount rate, future mortality rate, and annual rate of increase in future compensation levels. A portion of plan assets is invested in debt and equity securities, which are subject to market volatility. Changes in assumptions and actuarial estimates may materially affect the pension benefit obligation and future expense. Based on these estimates and assumptions, pension benefit obligations amount to EUR 1 884 million (EUR 1 453 million in 2013 for continuing operations) and the fair value of plan assets amounts to EUR 1 387 million (EUR 1 261 million in 2013 for continuing operations). Refer to Note 8, Pensions.

Income taxes

The Group is subject to income taxes both in Finland and a number of other jurisdictions. Judgment is required in determining current tax expense, uncertain tax positions, deferred tax assets and deferred tax liabilities; and the extent to which deferred tax assets can be recognized. Estimates are based on forecasted future taxable income and tax planning strategies. Based on these estimates and assumptions, tax losses carry forward, temporary differences and tax credits for which no deferred tax assets are recognized due to uncertainty are EUR 2 386 million (EUR 10 693 million in 2013).

The utilization of deferred tax assets is dependent on future taxable profit in excess of the profit arising from the reversal of existing taxable temporary differences. The recognition of deferred tax assets is based on the assessment of whether it is more likely than not that sufficient taxable profit will be available in the future to utilize the reversal of temporary differences and tax losses. Recognition of deferred tax assets involves judgment regarding the future financial performance of the particular legal entity or tax group that has recognized the deferred tax asset.

Liabilities for uncertain tax positions are recorded based on estimates and assumptions on the amount and likelihood of outflow of economic resources and the timing of payment when it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by local tax authorities. Currently, the Group has ongoing tax investigations in multiple jurisdictions, including India. Due to the inherently uncertain nature of tax investigations, the ultimate outcome or actual cost of settlement may vary materially from estimates. Refer to Note 13, Income tax, and Note 14, Deferred taxes.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	155

Notes to consolidated financial statements continued

Carrying value of the HERE cash-generating unit

The recoverable amount of the HERE CGU is determined using the fair value less costs of disposal method. Estimation and judgment are required in determining the components of the recoverable amount calculation, including the discount rate, the terminal growth rate, estimated revenue growth rates, profit margins, costs of disposal and the cost level of operational and capital investment. The discount rate reflects current assessments of the time value of money, relevant market risk premiums, and industry comparisons. Risk premiums reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Terminal values are based on the expected life of products and forecasted life cycle, and forecasted cash flows over that period. In 2014, the Group recorded an impairment loss of EUR 1 209 million to reduce the carrying amount of the HERE CGU to its recoverable amount. The remaining carrying amount of the HERE goodwill is EUR 2 273 million. As the carrying amount of the HERE CGU has been written down to its recoverable amount, any increase in the discount rate, any decrease in the terminal growth rate, or any material change in other valuation assumptions could result in further impairment. Refer to Note 10, Impairment.

Allowances for doubtful accounts

Allowances for doubtful accounts are recognized for estimated losses resulting from customers’ inability to meet payment obligations. Estimation and judgment are required in determining the value of allowances for doubtful accounts at each statement of financial position date. Management specifically analyzes account receivables and historical bad debt; customer concentrations; customer creditworthiness; past due balances; current economic trends; and changes in customer payment terms when determining allowances for doubtful accounts. Additional allowances may be required in future periods if financial positions of customers deteriorate, reducing their ability to meet payment obligations. Based on these estimates and assumptions, allowances for doubtful accounts are EUR 103 million (EUR 124 million in 2013 for continuing operations), representing 3% of accounts receivable (4% in 2013). Refer to Note 22, Allowances for doubtful accounts.

Allowances for excess and obsolete inventory

Allowances for excess and obsolete inventory are recognized for excess amounts, obsolescence and declines in net realizable value below cost. Estimation and judgment are required in determining the value of the allowance for excess and obsolete inventory at each statement of financial position date. Management specifically analyzes estimates for future demand for products when determining allowances for excess and obsolete inventory. Changes in these estimates could result in revisions to the valuation of inventory in future periods. Based on these estimates and assumptions, allowances for excess and obsolete inventory are EUR 204 million (EUR 178 million in 2013 for continuing operations), representing 14% of inventory (18% in 2013). Refer to Note 21, Inventories.

Fair value of derivatives and other financial instruments

The fair value of derivatives and other financial instruments that are not traded in an active market such as unlisted equities are determined using valuation techniques. Estimation and judgment are required in selecting an appropriate valuation technique and in determining the underlying assumptions. Where quoted market prices are not available for unlisted shares, the fair value is based on a number of factors including, but not limited to, the current market value of similar instruments; prices established from recent arm’s length transactions; and/or analysis of market prospects and operating performance of target companies with reference to public market comparable companies in similar industry sectors. Changes in these estimates could result in impairments or losses in future periods. Based on these estimates and assumptions, the fair value of derivatives and other financial instruments that are not traded in an active market, using non-observable data (level 3 of the fair value hierarchy), is EUR 556 million (EUR 429 million in 2013 for continuing operations), representing 9% of total financial assets measured at fair value on a recurring basis (7% in 2013). Refer to Note 19, Fair value of financial instruments.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. At times, judgment is required in determining whether the Group has a present obligation; estimation is required in determining the value of the obligation. Whilst provisions are based on the best estimate of unavoidable costs, management may be required to make a number of assumptions surrounding the amount and likelihood of outflow of economic resources, and the timing of payment. Changes in estimates of timing or amounts of costs to be incurred may become necessary as time passes and/or more accurate information becomes available. Based on these estimates and assumptions, provisions amount to EUR 873 million (EUR 922 million in 2013 for continuing operations). Refer to Note 28, Provisions.

Legal contingencies

Legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions. Provisions are recognized for pending litigation when it is apparent that an unfavorable outcome is probable and a best estimate of unavoidable costs can be reasonably estimated. Due to the inherently uncertain nature of litigation, the ultimate outcome or actual cost of settlement may vary materially from estimates. Refer to Note 28, Provisions.

New accounting pronouncements under IFRS

The Group will adopt the following new and revised standards, amendments and interpretations to existing standards issued by the IASB that are expected to be relevant to its operations and financial position:

IFRS 9, Financial Instruments, was issued in July 2014 and replaces IAS 39, Financial Instruments: Recognition and Measurement. The Group will adopt the standard at the latest on the effective date of January 1, 2018. The adoption of the new standard will impact the classification and measurement of the Group’s financial assets and introduces a new hedge accounting model. The Group is currently assessing the impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods or services to a customer. The adoption of the new standard is likely to have an impact on the way revenue is being recognized. Though permitted, the Group is not expecting to early adopt the standard. The full impact of IFRS 15 is currently being assessed.

The amendments and improvements described below will be adopted on January 1, 2015 and they are not expected to have a material impact on the financial condition and the results of operations of the Group.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	156

Financial statements

Amendments to IAS 19, Defined Benefit Plans: Employee Contributions, require an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service.

Improvement to IFRS 2, Share-based Payment, clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including: a performance condition must contain a service condition, a performance target must be met while the counterparty is rendering service, a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group, a performance condition may be a market or non-market condition, and if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

Amendment to IFRS 3, Business Combinations, clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

Amendment to IFRS 8, Operating Segments, clarifies that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8 used to assess whether the segments are ‘similar’, and that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

Amendment to IAS 24, Related Party Disclosures, clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Amendment to IFRS 13, Fair Value Measurement, clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization, clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	157

Notes to consolidated financial statements continued

2. Segment information

The Group has four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE and Nokia Technologies. The Devices & Services business, which is presented as discontinued operations, formed an operating and reportable segment until April 25, 2014 when its sale was completed.

The Group adopted its current operational and reporting structure in 2013. On August 7, 2013 the Group announced that it had completed the acquisition of Siemens’ stake in Nokia Networks. Until then, Nokia Networks was reported as a single operating and reportable segment. Following the completion of the transaction, Nokia Networks business has two operating and reportable segments, Mobile Broadband and Global Services. On September 2, 2013 the Group signed an agreement for the Sale of the D&S Business to Microsoft. After receiving shareholder confirmation and approval for the transaction at the Extraordinary General Meeting in November 2013, the Group has presented substantially all of its former Devices & Services business as discontinued operations and Nokia Technologies, previously a part of the Devices & Services business, as an operating and reportable segment. Refer to Note 3, Disposals treated as discontinued operations.

The chief operating decision maker receives monthly financial information for the Group’s reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on operating profit. Operating profit for Mobile Broadband, Global Services, HERE and Nokia Technologies consists of net sales, cost of sales and operating expenses. The operating profit of Mobile Broadband and Global Services excludes restructuring and associated charges, purchase price accounting-related charges and certain other items not directly related to these segments. This represents one of the Group’s non-IFRS measures.

Mobile Broadband provides mobile operators with flexible network solutions for mobile voice and data services through its Radio and Core business lines. The Radio business consists of 2G to 5G technology generations. The Core business has a comprehensive mobile switching portfolio as well as voice and packet core solutions.

Global Services provides mobile operators with services to create and maintain effective networks. The services include network implementation, care, managed services, network planning and optimization as well as systems integration.

Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as the Optical Nokia Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for the Nokia Networks business.

HERE focuses on the development of location intelligence, location-based services and local commerce. The HERE brand was introduced for the location and mapping service in 2012 and on January 1, 2013 the Group’s former Location & Commerce business and reportable segment was renamed HERE.

Nokia Technologies focuses on advanced technology development and licensing and includes net sales from both intellectual property right activities and technology licensing.

Group Common Functions consists of company-wide support functions.

The Devices & Services business focused on developing and selling smartphones powered by the Windows Phone system, feature phones and affordable smartphones.

Accounting policies of the segments are the same as those described in Note 1, Accounting principles. The Group accounts for inter-segment revenues and transfers as if the revenues were to third parties, that is, at current market prices.

No single customer represents 10% or more of Group revenues.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	158

Financial statements

Segment data

Segment					Nokia	Nokia				Group
EURm	Mobile Broadband	(1)	Global Services	(1)	Networks Other	Networks Total	HERE (1)	Nokia Technologies	(1)	Common Functions	Eliminations	Total
Continuing operations
2014
Net sales to external customers(2)	6 038		5 105		54	11 197	970	564		1		12 732
Net sales to other segments	1		–		–	1	–	14		–	(15)	–
Depreciation and amortization	179		52		1	232	57	1		7		297
Impairment charges(3)	–		–		–	–	1 209	–		15		1 224
Operating profit/(loss)	683		653		(126)	1 210	(1 241)	343		(142)		170
Share of results of associated companies	–		–		(9)	(9)	–	–		(3)		(12)
2013
Net sales to external customers(2)	5 346		5 752		182	11 280	914	515		–		12 709
Net sales to other segments	1		1		–	2	–	14		–	(16)	–
Depreciation and amortization	217		94		2	313	241	3		3		560
Impairment charges(3)	1		1		6	8	–	–		12		20
Operating profit/(loss)	420		693		(693)	420	(154)	310		(57)		519
Share of results of associated companies	–		–		8	8	1	–		(5)		4
2012
Net sales to external customers(2)	6 042		6 928		807	13 777	1 103	520		–		15 400
Net sales to other segments	1		1		–	2	–	14		–	(16)	–
Depreciation and amortization	351		198		38	587	496	3		2		1 088
Impairment charges(3)	8		–		29	37	–	–		33		70
Operating profit/(loss)	490		334		(1 619)	(795)	(301)	325		(50)		(821)
Share of results of associated companies	–		–		8	8	1	–		(10)		(1)

(1) Represents an operating and reportable segment.

(2) Includes HERE sales to discontinued operations of EUR 31 million (EUR 154 million in 2013 and EUR 374 million in 2012).

(3) In 2014, includes the HERE goodwill impairment charge. Refer to Note 10, Impairment.

Net sales to external customers by geographic location of customer

EURm	2014	2013	2012
Finland(1)	697	594	659
United States	1 789	1 542	1 498
Japan	1 194	1 388	2 176
China	1 021	896	1 077
India	772	656	757
Russia	550	421	476
Germany	446	609	844
Taiwan	389	305	265
Indonesia	385	410	418
Italy	369	339	411
Other	5 120	5 549	6 819
Total	12 732	12 709	15 400
(1) All Nokia Technologies net sales are allocated to Finland. Non-current assets by geographic location(1)
EURm		2014	2013
Finland		574	529
USA		2 686	3 371
China		117	94
India		71	58
Other		181	194
Total		3 629	4 246

(1) Consists of goodwill and other intangible assets, property, plant and equipment, and assets held for sale.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	159

Notes to consolidated financial statements continued

3. Disposals treated as discontinued operations

Sale of the D&S Business

In September 2013, the Group announced the Sale of the D&S Business to Microsoft. Subsequent to the approval of the sale in the Extraordinary General Meeting in November 2013, the Group has presented the Devices & Services business as discontinued operations including items outside the final transaction scope; specifically, discontinued manufacturing facilities located in Chennai, India and Masan, Republic of Korea. The Devices & Services business consisted of two previously reportable segments, Smart Devices and Mobile Phones as well as Devices & Services Other. Smart Devices focused on more advanced products, including smart phones powered by the Windows Phone system. Mobile Phones focused on the area of mass market entry, feature phones and affordable smart phones. Devices & Services Other included spare parts, the divested Vertu business and major restructuring programs related to the Devices & Services business.

The Sale of the D&S Business was completed on April 25, 2014. The total purchase price is EUR 5 440 million comprising the Sale of the D&S Business and a 10-year non-exclusive license to patents and patent applications with an option to extend the mutual patent agreement into perpetuity. The value allocated to the Sale of the D&S Business is EUR 3 790 million and the fair value of the mutual patent agreement and the future option is EUR 1 650 million. The gain on disposal is EUR 3 175 million. The gain may change in subsequent periods depending on the development of certain liabilities for which the Group has indemnified Microsoft.

Gain on the Sale of the D&S Business

EURm
Fair value of sales proceeds less costs to sell(1)	5 167
Net assets disposed	(2 347)
Settlement of Windows Phone royalty(2)	383
Other	(28)
Total	3 175

(1) Comprises purchase price of EUR 3 790 million, net cash adjustment of EUR 1 114 and other adjustments of EUR 263 million.

(2) Recognized when the partnership with Microsoft to license the Windows Phone smartphone platform was terminated in conjunction with the Sale of the D&S Business.

Assets and liabilities

The table below presents the assets and liabilities disposed of at April 25, 2014 and the assets and liabilities of disposal groups classified as held for sale at December 31, 2013.

EURm	April 25, 2014	December 31, 2013
Goodwill and other intangible assets	1 427	1 426
Property, plant and equipment	534	559
Deferred tax assets and non-current assets	371	381
Inventories	374	347
Trade and other receivables	541	691
Prepaid expenses and other current assets	1 638	1 854
Bank and cash and current available-for-sale investments	1 114	–
Total assets	5 999	5 258
Deferred tax liabilities and other liabilities	203	114
Trade and other payables	1 340	1 381
Deferred income and accrued expenses	1 205	2 220
Provisions	795	1 013
Total liabilities	3 543	4 728
Non-controlling interests	109	–
Net assets disposed of	(2 347)	–

NOKIA ANNUAL REPORT ON FORM 20-F 2014	160

Financial statements

Results of discontinued operations

EURm	2014	2013	2012
Net sales	2 458	10 735	15 152
Cost of sales	(2 086)	(8 526)	(12 320)
Gross profit	372	2 209	2 832
Research and development expenses	(354)	(1 130)	(1 658)
Selling, general and administrative expenses	(447)	(1 560)	(2 143)
Gain on the Sale of the D&S Business	3 175	–	–
Other income and expenses	(107)	(109)	(510)
Operating profit/(loss)	2 639	(590)	(1 479)
Financial income and expenses(1)	(207)	10	18
Income tax expense(2)	(127)	(200)	(842)
Profit/(loss) for the period	2 305	(780)	(2 303)
Costs and expenses include:
Depreciation and amortization	–	168	238
Impairment charges	111	–	39

(1) In 2014, includes foreign exchange differences of EUR 212 million reclassified from other comprehensive income to the consolidated income statement due to the disposal.

(2) In 2014, the expense primarily includes non-resident capital gains taxes in certain jurisdictions, as well as tax impacts of legal entity restructuring carried out in connection with the Sale of the D&S Business.

Cash flows from discontinued operations
EURm	2014	2013	2012
Net cash used in operating activities	(1 054)	(1 062)	(2 252)
Net cash from/(used in) investing activities	2 480	(130)	(68)
Net cash used in financing activities	(9)	(21)	–
Net cash flow for the year	1 417	(1 213)	(2 320)

On April 25, 2014 upon completion of the Sale of the D&S Business, EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019 and EUR 500 million 3.625% convertible bonds due September 2020, all issued by the Group to Microsoft, were repaid and netted against the deal proceeds by the amount of principal and accrued interest. Refer to Note 35, Risk management.

4. Acquisitions

Acquisitions in 2014

In 2014, the Group acquired four businesses. The combined purchase consideration amounts to EUR 175 million. The combined goodwill arising on acquisition amounts to EUR 76 million and is attributable to assembled workforce and post-acquisition synergies. The Group expects that the majority of goodwill will not be deductible for tax purposes.

Acquisitions during the year are:

Company/business	Description
SAC Wireless(1)	SAC Wireless is a company providing infrastructure and network deployment solutions. The Group acquired 100% ownership interest on August 22, 2014.
Medio Systems Inc.	Medio Systems Inc. is a company specializing in real-time predictive analytics. The Group acquired 100% ownership interest on July 2, 2014.
Desti(2)	Desti specializes in artificial intelligence and natural language processing technology. The Group acquired the business on May 28, 2014.
Mesaplexx Pty Ltd.	Mesaplexx Pty Ltd. has know-how in developing compact, high-performance radio frequency filter technology. The Group acquired 100% ownership interest on March 24, 2014.

(1) Legal entities acquired are SAC Wireless LLC and HCP Wireless LLC.

(2) Asset deal.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	161

Notes to consolidated financial statements continued

Total consideration paid, aggregate fair values of intangible assets, other net assets acquired and resulting goodwill at each acquisition date are as follows:

EURm	Aggregate fair values
Total cash consideration	175
Identified intangible assets	77
Other net assets	22
Total identifiable net assets	99
Goodwill	76
Total	175

The intangible assets are customer- and marketing-related, and technology-based intangible assets. Goodwill has been allocated to cash-generating units or groups of cash-generating units expected to benefit from the synergies of the combination. Refer to Note 10, Impairment. Acquisition-related costs of EUR 3 million have been charged to selling, general and administrative expenses in the consolidated income statement.

Acquisitions in 2013

Acquisition of Siemens’ non-controlling interest in Nokia Networks

On August 7, 2013 the Group completed the acquisition of Siemens’ 50% interest in the joint venture, Nokia Networks (formerly Nokia Siemens Networks, Nokia Solutions and Networks), for a consideration of EUR 1 700 million. Transaction-related costs amounted to EUR 7 million. Following the acquisition, Nokia Siemens Networks B.V., the parent entity of Nokia Networks, became a wholly owned subsidiary of the Group. The acquisition did not result in a change in control. The acquisition of non-controlling interest was accounted for as an equity transaction. The transaction reduced the Group’s equity by EUR 783 million, representing the difference between the carrying amount of Siemens’ non-controlling interest on the date of acquisition of EUR 924 million and the total consideration paid. Refer to Note 2, Segment information.

5. Revenue recognition

EURm	2014	2013	2012
Continuing operations
Revenue from sale of products and licensing(1)	7 427	6 399	6 509
Nokia Networks	5 884	4 960	4 874
HERE	965	910	1 101
Nokia Technologies	578	529	534
Revenue from services	4 966	5 314	5 476
Nokia Networks	4 961	5 310	5 474
HERE	5	4	2
Contract revenue recognized under percentage of completion accounting	353	1 012	3 431
Nokia Networks	353	1 012	3 431
Eliminations and Group Common Functions	(14)	(16)	(16)
Total	12 732	12 709	15 400

(1) Includes HERE sales to discontinued operations of EUR 31 million (EUR 154 million in 2013 and EUR 374 million in 2012).

Revenue recognition-related items for construction contracts in progress at December 31 are:

	2014		2013
EURm	Assets	Liabilities	Assets	Liabilities
Contract revenues recorded prior to billings	82		162
Billings in excess of costs incurred		40		99
Advances received		1		14
Retentions	12		23

Assets are included in accounts receivable and liabilities are included in accrued expenses in the consolidated statement of financial position.

The aggregate amount of costs incurred and profits recognized, net of recognized losses, for construction contracts in progress since inception is EUR 4 219 million at December 31, 2014 (EUR 13 049 million in 2013), the majority of which relates to projects near completion. The decrease in the aggregate amount of costs incurred and profits recognized is in line with the decrease in revenue recognized under contract accounting.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	162

Financial statements

6. Expenses by nature

EURm	2014	2013	2012
Continuing operations
Personnel expenses	3 812	3 857	4 108
Cost of material	3 046	2 835	3 820
Subcontracting costs(1)	2 374	2 799	3 372
Depreciation and amortization	297	560	1 088
Real estate costs	274	351	446
Other(1)	1 418	1 252	2 150
Total	11 221	11 654	14 984

(1) In 2013 and 2012, certain items have been reclassified from other to subcontracting costs to conform with current year presentation.

Rental expenses included in the above line items amount to EUR 193 million (EUR 256 million in 2013 and EUR 361 million in 2012).

7. Personnel expenses

EURm	2014	2013	2012
Continuing operations
Salaries and wages	3 215	3 432	4 295
Share-based payment expense (Note 25)	65	42	11
Pension expense, net	207	206	232
Other social expenses	366	403	507
Total	3 853	4 083	5 045

Personnel expenses include termination benefits. Pension expense, comprising multi-employer, insured and defined contribution plans is EUR 162 million (EUR 160 million in 2013 and EUR 193 million in 2012). Expenses related to defined benefit plans comprise the remainder.

Average number of employees	2014	2013	2012
Continuing operations
Nokia Networks	50 680	52 564	64 052
HERE	6 067	5 897	6 441
Nokia Technologies and Group Common Functions	819	872	1 315
Total	57 566	59 333	71 808

8. Pensions

The Group operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. These plans expose the Group to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country. These characteristics and risks are further described below and relate to the plans included in the continuing operations of the Group.

The disclosures for 2014 and 2013 are attributable to the continuing operations of the Group. Disclosures relating to the 2012 comparative annual period represent the results of the consolidated Group prior to the Sale of the D&S Business. Accordingly, 2014 and 2013 results are not directly comparable with 2012.

The total net accrued pension cost of EUR 500 million (EUR 199 million in 2013) consists of an accrual of EUR 530 million included in other long-term liabilities (EUR 237 million in 2013) and a prepayment of EUR 30 million included in other non-current assets (EUR 38 million in 2013).

Defined benefit plans

The Group’s most significant defined benefit pension plans are in Germany, UK, India and Switzerland. Together they account for 91% (91% in 2013) of the Group’s total defined benefit obligation and 92% (92% in 2013) of the Group’s total plan assets.

The defined benefit obligations, the fair value of plan assets, the effects of the asset ceiling and the net defined benefit balance at December 31 for continuing operations are:

EURm	2014	2013	2014	2013	2014	2013	2014	2013
	Defined benefit obligation		Fair value of plan assets		Effects of asset ceiling		Net defined benefit balance
Germany	(1 381)	(1 062)	965	904			(416)	(158)
UK	(122)	(98)	130	108			8	10
India	(117)	(85)	112	82	(1)	(1)	(6)	(4)
Switzerland	(102)	(78)	70	63			(32)	(15)
Other	(162)	(130)	110	104	(2)	(6)	(54)	(32)
Total	(1 884)	(1 453)	1 387	1 261	(3)	(7)	(500)	(199)

NOKIA ANNUAL REPORT ON FORM 20-F 2014	163

Notes to consolidated financial statements continued

Germany

The majority of active employees in Germany participate in the cash balance plan BAP (Beitragsorientierter Alterversorgungs Plan), formerly known as Beitragsorientierte Siemens Alterversorgung (“BSAV”). Individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service. This plan is a partly funded defined benefit pension plan, the benefits of which are subject to a minimum return guaranteed by the Group. The funding vehicle for the BAP plan is the NSN Pension Trust e.V. The Trust is legally separate from the Group and manages the plan assets in accordance with the respective trust agreements with the Group. The risks specific to the German defined benefit plans are related to changes in mortality of covered members and investment return of the plan assets. Curtailments were recognized in service costs for the German pension plans during 2013 as a result of a reduction in the workforce in 2013 and the planned reduction in 2014.

United Kingdom

The Group has a United Kingdom defined benefit plan divided into two sections: the money purchase section and the final salary section, both being closed to future contributions and accruals as of April 30, 2012. Individual benefits are generally dependent on eligible compensation levels and years of service for the defined benefit section of the plan and on individual investment choices for the defined contribution section of the plan. The funding vehicle for the pension plan is the NSN Pension Plan that is run on a trust basis.

India

Government-mandated gratuity and provident plans provide benefits based on years of service and projected salary levels at the date of separation for the Gratuity Plan and through an interest rate guarantee on existing investments in a Government-prescribed Provident Fund Trust. Gratuity Fund plan assets are invested and managed through an insurance policy. Provident Fund Assets are managed by NSN PF Trustees through a pattern prescribed by the Government in various fixed income securities.

Switzerland

The Group’s Swiss pension plans are governed by the Swiss Federal Law on Occupational Retirements, Survivors’ and Disability Pension plans (“BVG”), which stipulates that pension plans are to be managed by an independent, legally autonomous unit. In Switzerland, individual benefits are provided through the collective foundation Profond. The plan’s benefits are based on age, years of service, salary and an individual old age account. The funding vehicle for the pension scheme is the Profond Vorsorgeeinrichtung. In 2013, the collective foundation Profond decided to decrease conversion rates (pension received as a percentage of retirement savings) in five years gradually from 7.2% to 6.8%, which will reduce the expected benefits at retirement for all employees. This event qualified as a plan amendment and the past service gain of EUR 1 million arising from this amendment was recognized immediately in the service cost in 2013.

The movements in the present value of the defined benefit obligation, fair value of plan assets and the impact of minimum funding/asset ceiling for continuing operations are:

	2014				2013
EURm	Present value of obligation	Fair value of plan assets	Impact of minimum funding/ asset ceiling	Total	Present value of obligation	Fair value of plan assets	Impact of minimum funding/ asset ceiling	Total
At January 1	(1 453)	1 261	(7)	(199)	(2 073)	1 808	(3)	(268)
Transfer to discontinued operations				–	445	(516)	–	(71)
Current service cost	(39)	–	–	(39)	(44)	–	–	(44)
Interest (expense)/income	(59)	52	–	(7)	(54)	43	–	(11)
Past service cost and gains on curtailments	–	–	–	–	5	–	–	5
Settlements	9	(8)	–	1	12	(8)	–	4
	(89)	44	–	(45)	(81)	35	–	(46)
Remeasurements:
Return on plan assets, excluding amounts included in interest income	–	44	–	44	–	15	–	15
Gain/(loss) from change in demographic assumptions	(1)	–	–	(1)	4	–	–	4
Gain/(loss) from change in financial assumptions	(321)	–	–	(321)	93	–	–	93
Experience gain/(loss)	(16)	–	–	(16)	6	–	–	6
Change in asset ceiling, excluding amounts included in interest (expense)/income	–	–	4	4	–	–	(4)	(4)
	(338)	44	4	(290)	103	15	(4)	114
Exchange differences	(31)	28	–	(3)	30	(27)	–	3
Contributions:
Employers	–	28	–	28	–	33	–	33
Plan participants	(12)	12	–	–	(13)	13	–	–
Payments from plans:
Benefit payments	55	(35)	–	20	53	(28)	–	25
Acquired in business combinations	(1)	1	–	–	83	(72)	–	11
Other movements(1)	(15)	4	–	(11)	–	–	–	–
	(4)	38	–	34	153	(81)	–	72
At December 31	(1 884)	1 387	(3)	(500)	(1 453)	1 261	(7)	(199)

(1)	Other movements relate to the inclusion of the defined benefit liability of end of service benefits that have previously been reported as other long-term employee liabilities in certain countries in the Middle East and Africa region.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	164

Financial statements

Present value of obligations include EUR 407 million (EUR 425 million in 2013) of wholly funded obligations, EUR 1 408 million (EUR 979 million in 2013) of partly funded obligations and EUR 69 million (EUR 49 million in 2013) of unfunded obligations.

Amounts included in personnel expenses in the consolidated income statement are as follows for the years ended December 31 (continuing operations in 2014 and 2013 and the Group in 2012):

EURm	2014	2013	2012
Current service cost	39	44	58
Past service cost and gains and losses on curtailments	–	(5)	(23)
Net interest cost	7	11	5
Settlements	(1)	(4)	(3)
Total	45	46	37

Movements in pension remeasurements recognized in other comprehensive income for the years ended December 31 (continuing operations in 2014 and 2013 and the Group in 2012) are:
EURm	2014	2013	2012
Return on plan assets (excluding interest income), gain	44	15	62
Changes in demographic assumptions, (loss)/gain	(1)	4	–
Changes in financial assumptions, (loss)/gain	(321)	93	(264)
Experience adjustments, (loss)/gain	(16)	6	(25)
Current year change in asset ceiling	4	(4)	(1)
Total	(290)	114	(228)

Actuarial assumptions
The principal actuarial weighted average assumptions used for determining the defined benefit obligation are:
%		2014	2013
Discount rate for determining present values		2.6	4.0
Annual rate of increase in future compensation levels		1.9	2.4
Pension growth rate		1.4	1.7
Inflation rate		1.6	2.0

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. The discount rates and mortality tables used for the significant plans are:

	2014	2013	2014
	Discount rate %		Mortality table
Germany	2.0	3.6	Richttafeln 2005 G
UK	3.5	4.5	S2PA table adjusted	(1)
			IALM (2006-08)
India	7.9	9.0	Ultimate
Switzerland	0.9	2.2	BVG2010G
Total weighted average for all countries	2.6	4.0

(1)	Tables unadjusted for males and rated down by two years for females.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	165

Notes to consolidated financial statements continued

The sensitivity of the defined benefit obligation to changes in the principal assumptions is as follows:

	Change in assumption	Increase in assumption EURm	Decrease in assumption EURm
Discount rate for determining present values	1.0%	252	(332)
Annual rate of increase in future compensation levels	1.0%	(28)	24
Pension growth rate	1.0%	(188)	172
Inflation rate	1.0%	(197)	189
Life expectancy	1 year	(42)	35

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant and may not be representative of the actual impact of changes. If more than one assumption is changed simultaneously, the combined impact of changes would not necessarily be the same as the sum of the individual changes. If the assumptions change to a different level compared with that presented above, the effect on the defined benefit obligation may not be linear. The methods and types of assumptions used in preparing the sensitivity analyses are the same as in the previous period.

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

Investment strategies

The objective of investment activities is to maximize the excess of plan assets over the projected benefit obligations and to achieve asset performance at least in line with the interest costs in order to minimize required future employer contributions. To achieve these goals, the Group uses an asset liability matching framework which forms the basis for its strategic asset allocation of the respective plans. The Group also takes into consideration other factors in addition to the discount rate, such as inflation and longevity. The results of the asset-liability matching framework are implemented on a plan level.

The Group’s pension governance does not allow direct investments and requires all investments to be placed either in funds or by professional asset managers. Derivative instruments are permitted and are used to change risk characteristics as part of the German plan assets. The performance and risk profile of investments is constantly monitored on a stand-alone basis as well as in the broader portfolio context. One major risk is a decline in the plan’s funded status as a result of the adverse development of plan assets and/or defined benefit obligations. The application of the Asset-Liability-Model study focuses on minimizing such risks.

Disaggregation of plan assets

The composition of plan assets by asset category is as follows:

				2014				2013
EURm	Quoted	Unquoted	Total	%	Quoted	Unquoted	Total	%
Equity securities	296		296	22	300		300	24
Debt securities	665	104	769	55	564	121	685	54
Insurance contracts		74	74	5		70	70	6
Real estate		68	68	5		57	57	5
Short-term investments	108		108	8	92		92	7
Others		72	72	5		57	57	5
Total	1 069	318	1 387	100	956	305	1 261	100

All short-term investments including cash, equities and nearly all fixed income securities have quoted market prices in active markets. Equity securities represent investments in equity funds and direct investments, which have quoted market prices in an active market. Debt securities represent investments in government and corporate bonds, as well as investments in bond funds, which have quoted market prices in an active market. Debt securities may also comprise investments in funds and direct investments. Real estate investments are investments into real estate funds which invest in a diverse range of real estate properties. Insurance contracts are customary pension insurance contracts structured under domestic law in the respective countries. Short-term investments are liquid assets or cash which are being held for a short period of time, with the primary purpose of controlling the tactical asset allocation. Other includes commodities as well as alternative investments, including derivative financial instruments.

The pension plan assets include a self-investment through a loan provided by one of the Group’s German pension funds of EUR 69 million (EUR 69 million in 2013). Refer to Note 34, Related party transactions.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	166

Financial statements

Future cash flows

Employer contributions expected to be made to the post-employment defined benefit plans in 2015 are EUR 28 million and the weighted average duration of the defined benefit obligations is 16 years at December 31, 2014.

The expected maturity analysis of undiscounted benefits paid from the defined benefit plans of the continuing operations is shown here:

EURm	2015	2016	2017	2018	2019	2020-2024
Pension benefits	42	43	45	48	50	316

9. Depreciation and amortization by function

EURm	2014	2013	2012
Continuing operations
Cost of sales	61	88	119
Research and development expenses(1)	129	293	525
Selling, general and administrative expenses(2)	107	179	444
Total	297	560	1 088

(1) Includes amortization of acquired intangible assets of EUR 36 million (EUR 188 million in 2013 and EUR 375 million in 2012).

(2) Includes amortization of acquired intangible assets of EUR 40 million (EUR 93 million in 2013 and EUR 313 million in 2012).

10. Impairment

Impairment charges by asset category are:

EURm	2014	2013	2012
Continuing operations
Goodwill	1 209	–	–
Other intangible assets	–	–	8
Property, plant and equipment	–	12	23
Investments in associated companies	–	–	8
Available-for-sale investments	15	8	31
Total	1 224	20	70

Goodwill

Goodwill impairment assessment for the HERE CGU was carried out at September 30, 2014. The previous assessment date was October 1, 2013. The assessment date was brought forward to September 30, 2014 due to an adjustment to the HERE strategy and the related new long-range plan, which incorporates the slower than expected increase in net sales directly to consumers, and the Group’s plans to curtail its investment in certain higher-risk and longer-term growth opportunities. This represented a triggering event resulting in an interim impairment test to assess if events or changes in circumstances indicate that the carrying amount of HERE goodwill may not be recoverable. The goodwill impairment assessment for the HERE CGU was rolled forward to October 1, 2014 to align with the annual assessment date. The goodwill impairment assessment for the Nokia Networks Radio Access Networks group of CGUs in Mobile Broadband and Global Services group of CGUs was carried out at November 30, 2014 (November 30 in 2013).

The carrying value of goodwill allocated to each of the Group’s CGUs at each of the respective years’ impairment testing dates is:

EURm	2014	2013
HERE(1)	2 273	3 219
Global Services	106	91
Radio Access Networks in Mobile Broadband	96	88
Devices & Services (discontinued operations)	–	1 417

(1)	The carrying value of goodwill after the 2014 impairment charge.

The recoverable amounts of the Group’s CGUs were determined using the fair value less costs of disposal method. In the absence of observable market prices, the recoverable amounts were estimated based on an income approach, specifically a discounted cash flow model. The valuation method is in line with previous years, with the exception that the cash flow forecast period is five years in comparison with ten years previously. The cash flow projections used in calculating the recoverable amounts are based on financial plans approved by management covering an explicit forecast period of five years and reflect the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date. The level of fair value hierarchy within which the fair value measurement is categorized is level 3. Refer to Note 19, Fair value of financial instruments for the fair value hierarchy.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	167

Notes to consolidated financial statements continued

The recoverable amount of the HERE CGU at September 30, 2014 was EUR 2 031 million, which resulted in an impairment charge of EUR 1 209 million. The impairment charge is the result of an evaluation of the projected financial performance and net cash flows of the HERE CGU and was allocated entirely against the carrying value of HERE goodwill. The evaluation incorporates the slower than expected increase in net sales directly to consumers, and the Group’s plans to curtail its investment in certain higher-risk and longer-term growth opportunities. It also reflects the current assessment of risks related to the growth opportunities that management plans to continue pursuing, as well as the related terminal value growth assumptions. After consideration of all relevant factors, management reduced the net sales projections for the HERE CGU, particularly in the latter years of the valuation. The HERE CGU corresponds to the HERE operating and reportable segment. Refer to Note 2, Segment information.

The key assumptions applied in the impairment testing analysis for each CGU are:

	2014	2013	2014	2013	2014	2013
Key assumption %	HERE CGU		Radio Access Networks group of CGUs in Mobile Broadband		Global Services group of CGUs
Terminal growth rate(1)	1.2	1.7	2.6	1.5	1.6	0.5
Post-tax discount rate	11.0	10.6	9.4	10.8	9.1	10.1

(1)	Based on a five-year forecast period (ten-year forecast period in 2013).

Terminal growth rates reflect long-term average growth rates for the industry and economies in which the CGUs operate. The discount rates reflect current assessments of the time value of money and relevant market risk premiums. Risk premiums reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Other key variables in future cash flow projections include assumptions on estimated sales growth, gross margin and operating margin. All cash flow projections are consistent with external sources of information, wherever possible.

Management has determined the recoverable amount of the HERE CGU to be most sensitive to changes in both the discount rate and the terminal growth rate. As the carrying value of the HERE CGU has been written down to its recoverable amount, any increase in the discount rate or any decrease in the terminal growth rate would result in further impairment. Management’s estimates of the overall automotive volumes and market share, customer adoption of the new location-based platform and related service offerings, and assumptions regarding industry pricing are the main drivers for the HERE net cash flow projections. The Group’s cash flow forecasts reflect the current strategic views that license fee based models will remain important in both the near and long term. Management expects that when license fee-based models are augmented with software and services, transactions fees will grow in the future as more customers demand complete, end-to-end location solutions and as cloud computing and cloud-based services gain greater market acceptance. Actual short- and long-term performance could vary from management’s forecasts and impact future estimates of recoverable amount.

Management has determined the discount rate and the terminal growth rate to be the key assumptions for the Nokia Networks Radio Access Networks group of CGUs and the Global Services group of CGUs. The recoverable amounts calculated based on the sensitized assumptions do not indicate impairment in 2014 or 2013. Further, no reasonably possible changes in other key assumptions on which the Group has based its determination of the recoverable amounts would result in impairment in 2014 or 2013.

In 2013, the recoverable amount of the Devices & Services CGU was determined using the fair value less costs of disposal method, based on the agreed purchase price, excluding any consideration attributable to patents or patent applications.

Other intangible assets

In 2012, Nokia Networks recognized an impairment charge of EUR 8 million on intangible assets attributable to the decision to transition certain operations into maintenance mode. These charges were recorded in Other operating expenses.

Property, plant and equipment

In 2013, Nokia Networks recognized an impairment charge of EUR 6 million (EUR 23 million in 2012) following the remeasurement of the Optical Networks disposal group at fair value less cost of disposal. In 2013, the Group recognized impairment losses of EUR 6 million relating to certain properties attributable to Group Common Functions.

Investments in associated companies

In 2012, the Group recognized an impairment charge of EUR 8 million to adjust the Group’s investment in associated companies to the recoverable amount. These charges were recorded in Other operating expenses and included in Group Common Functions.

Available-for-sale investments

The Group recognized an impairment charge of EUR 15 million (EUR 8 million in 2013 and EUR 31 million in 2012) as certain equity and interest-bearing securities held as available-for-sale suffered a significant or prolonged decline in fair value. These charges are recorded in Other expenses and Financial income and expenses.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	168

Financial statements

11. Other income and expenses

EURm	2014	2013	2012
Continuing operations
Other income
Interest income from customer receivables and overdue payments	23	27	10
Rental income	22	25	20
Distributions from unlisted venture funds	18	97	22
Subsidies and government grants	15	6	–
Gain on sale of real estate	8	6	79
Profit on sale of other property, plant and equipment	8	26	28
Divestment of businesses	8	–	–
VAT and other indirect tax refunds	7	7	–
Foreign exchange gain on hedging forecasted sales and purchases	–	36	26
Pension curtailments	–	–	12
Other miscellaneous income	27	42	79
Total	136	272	276
Other expenses
Restructuring, cost reduction and associated charges	(97)	(395)	(1 174)
Sale of receivables transactions	(39)	(53)	(44)
Contractual remediation costs	(31)	–	–
VAT and other indirect tax write-offs and provisions	(15)	(37)	(25)
Foreign exchange loss on hedging forecasted sales and purchases	(15)	(24)	(18)
Loss on sale of property, plant and equipment	(13)	(20)	(40)
Impairment charges	(13)	(13)	(29)
Provision for environmental risk	(5)	–	–
Transaction costs related to the Sale of the D&S Business	4	(18)	–
Valuation allowances for doubtful accounts	5	(30)	(34)
Divestment of businesses	–	(157)	(50)
Country and contract exit charges	–	(52)	(42)
Impairment of shares in associated companies	–	–	(8)
Other miscellaneous expenses	(49)	(9)	(49)
Total	(268)	(808)	(1 513)

Other income and expenses include a net expense of EUR 93 million (EUR 395 million in 2013 and EUR 1 174 million in 2012) for restructuring, cost reduction and associated charges, which consist primarily of employee termination benefits. In 2014, restructuring, cost reduction and associated charges include EUR 57 million (EUR 361 million in 2013 and EUR 1 134 million in 2012) related to Nokia Networks and EUR 36 million (EUR 22 million in 2013 and EUR 31 million in 2012) related to HERE. In 2013, restructuring, cost reduction and associated charges include EUR 2 million (EUR 3 million in 2012) related to Nokia Technologies and EUR 10 million (EUR 6 million in 2012) related to Group Common Functions.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	169

Notes to consolidated financial statements continued

12. Financial income and expenses

EURm	2014	2013	2012
Continuing operations
Interest income on investments and loans receivable(1)	50	108	130
Net interest expense on derivatives not under hedge accounting	(4)	(4)	(4)
Interest expense on financial liabilities carried at amortized cost(2)	(387)	(319)	(263)
Net realized gains/(losses) on disposal of fixed income available-for-sale financial investments	1	2	(1)
Net fair value gains/(losses) on investments at fair value through profit and loss	20	(29)	27
Net (losses)/gains on other derivatives designated at fair value through profit and loss	(20)	32	(11)
Net fair value (losses)/gains on hedged items under fair value hedge accounting	(18)	69	(15)
Net fair value gains/(losses) on hedging instruments under fair value hedge accounting	17	(63)	23
Net foreign exchange gains/(losses)(3):
From foreign exchange derivatives designated at fair value through profit and loss	162	(28)	(42)
From the revaluation of statement of financial position	(216)	(74)	(223)
Other financial income(4)	15	49	54
Other financial expenses(5)	(15)	(23)	(32)
Total	(395)	(280)	(357)

(1)	In 2014, the decrease is mainly a result of lower cash and other liquid assets compared with 2013 as well as a continuing decline in interest rates. In 2013, interest income decreased mainly as a result of lower cash and other liquid assets compared with 2012 and lower interest rates in certain currencies where the Group has investments.
(2)	In 2014, the increase is due to a one-time non-cash charge of EUR 57 million relating to the repayment of the EUR 1.5 billion convertible bonds issued to Microsoft when the Sale of the D&S Business was completed and one-time expenses of EUR 123 million relating to the redemption of materially all Nokia Networks borrowings. In 2013, interest expense increased compared with 2012 due to higher levels of borrowings as well as expenses related to funding the purchase of Nokia Networks’ non-controlling interest from Siemens.
(3)	Positively impacted by a reduction in hedging costs. In 2013, positively impacted by lower hedging costs compared with 2012 as well as lower volatility of certain emerging market currencies.
(4)	Includes distributions of EUR 14 million (EUR 44 million in 2013 and EUR 49 million in 2012) from private funds held as non-current available-for-sale investments.
(5)	Includes an impairment charge of EUR 2 million (nil in 2013 and EUR 7 million in 2012) in private funds held as non-current available-for-sale investments due to changes in estimated future cash flows resulting from distributions received as well as other factors. Refer to Note 11, Other income and expenses, and Note 10, Impairment.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	170

Financial statements

13. Income tax

EURm	2014	2013	2012
Continuing operations
Income tax benefit/(expense)
Current tax	(374)	(354)	(329)
Deferred tax	1 782	152	25
Total	1 408	(202)	(304)
Finnish entities	1 840	(87)	(147)
Entities in other countries	(432)	(115)	(157)
Total	1 408	(202)	(304)

Reconcilation of the difference between income tax computed at the statutory rate in Finland of 20% (24.5% in 2013 and 2012) and income tax recognized in the consolidated income statement is as follows:

EURm	2014	2013	2012
Income tax benefit/(expense) at statutory rate	47	(60)	289
Permanent differences	(23)	22	(67)
Non-tax deductible impairment of goodwill(1)	(242)	–	–
Income taxes for prior years	(18)	22	78
Income taxes on foreign subsidiaries’ profits in (excess of)/lower than income taxes at statutory rates	(35)	(5)	(15)
Effect of deferred tax assets not recognized(2)	(373)	(138)	(609)
Benefit arising from previously unrecognized tax losses, tax credits and temporary differences(3)	2 081	–	–
Net decrease/(increase) in uncertain tax positions	5	(14)	14
Change in income tax rates	(1)	(7)	(4)
Income taxes on undistributed earnings	5	21	24
Other	(38)	(43)	(14)
Total income tax benefit/(expense)	1 408	(202)	(304)

Tax (charged)/credited to equity	(7)	6	3

(1)	Relates to HERE’s goodwill impairment charge. Refer to Note 10, Impairment.
(2)	In 2014, relates primarily to HERE’s Dutch tax losses and temporary differences for which deferred tax was not recognized. In 2013 and 2012, relates primarily to Nokia Networks’ Finnish and German unrecognized deferred tax on tax losses, unused tax credits and temporary differences accordingly.
(3)	Relates primarily to the Group’s Finnish tax losses, unused tax credits and temporary differences for which deferred tax was recognized. Refer to Note 14, Deferred taxes.

Current income tax liabilities include EUR 387 million (EUR 394 million in 2013) related to uncertain tax positions with inherently uncertain timing of cash outflows.

Prior period income tax returns for certain Group companies are under examination by local tax authorities. The Group’s business and investments, especially in emerging market countries, may be subject to uncertainties, including unfavorable or unpredictable tax treatment. Management judgment and a degree of estimation are required in determining the tax expense or benefit. Even though management does not expect that any significant additional taxes in excess of those already provided for will arise as a result of these examinations, the outcome or actual cost of settlement may vary materially from estimates.

In 2013, the India Tax Authority commenced an investigation into withholding tax in respect of payments by Nokia India Private Limited to Nokia Corporation for the supply of operating software. Subsequently, the authorities extended the investigation to other related tax consequences and issued orders and made certain assessments. The litigation and assessment proceedings are pending. Nokia has denied all such allegations and continues defending itself in various Indian litigation proceedings and under both Indian and international law, while extending its full cooperation to the authorities.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	171

Notes to consolidated financial statements continued

14. Deferred taxes

EURm	2014	2013
Continuing operations
Deferred tax assets:
Tax losses carried forward and unused tax credits(1)	967	446
Pensions(2)	332	211
Provisions(3)	246	126
Depreciation differences(1)	1 386	451
Intercompany profit in inventory	87	48
Other temporary differences(2)	156	100
Reclassification due to netting of deferred tax assets and liabilities	(454)	(492)
Total deferred tax assets	2 720	890
Deferred tax liabilities:
Pensions(2)	(177)	(180)
Depreciation differences(2)	(266)	(433)
Undistributed earnings	(18)	(68)
Other temporary differences(2)	(25)	(6)
Reclassification due to netting of deferred tax assets and liabilities	454	492
Total deferred tax liabilities	(32)	(195)
Net balance	2 688	695

(1)	The increase from 2013 is primarily due to the recognition of deferred tax assets, partially offset by the subsequent utilization of tax losses carried forward in Finland.
(2)	Pension-related deferred tax has been reclassified from depreciation differences and other temporary differences to pensions and reclassified for comparability purposes in 2013.
(3)	Warranty provision and other provisions have been combined and shown as provisions and reclassified for comparability purposes in 2013.

The Group has tax loss carry forwards of EUR 3 213 million (EUR 6 295 million in 2013) of which EUR 2 215 million (EUR 5 117 million in 2013) will expire within 10 years.

The Group has tax loss carry forwards, temporary differences and tax credits of EUR 2 386 million (EUR 10 693 million in 2013) for which no deferred tax asset was recognized due to the uncertainty of utilization of which EUR 792 million (EUR 4 882 million in 2013) will expire within 10 years. In 2014, the Group re-recognized a deferred tax asset of EUR 2 126 million in the consolidated statement of financial position based on recent profitability and the latest forecasts of future financial performance which enabled the Group to re-establish a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. In 2014, the historical results of HERE’s Dutch operations changed from a cumulative profit position to a cumulative loss position. Based on this and revised expectations of future taxable profits, the Group has considered its previously recognized HERE Dutch deferred tax assets as non-recoverable and the assets were de-recognized accordingly. Refer to Note 13, Income tax.

The recognition of the remaining deferred tax assets is supported by offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions.

The Group has undistributed earnings of EUR 732 million (EUR 614 million in 2013) for which no deferred tax liability has been recognized as these earnings will not be distributed in the foreseeable future.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	172

Financial statements

15. Earnings per share

EURm	2014	2013	2012
Basic
Profit/(loss) attributable to equity holders of the parent
Continuing operations	1 163	186	(771)
Discontinued operations	2 299	(801)	(2 334)
Total	3 462	(615)	(3 105)
Diluted
Elimination of interest expense, net of tax, on convertible bonds, where dilutive	60	–	–
Profit/(loss) attributable to equity holders of the parent adjusted for the effect of dilution
Continuing operations	1 223	186	(771)
Discontinued operations	2 299	(801)	(2 334)
Total	3 522	(615)	(3 105)

000’s shares
Basic
Weighted average number of shares in issue	3 698 723	3 712 079	3 710 845
Effect of dilutive securities
Restricted shares and other	14 419	19 307	–
Stock options	3 351	1 978	–
Performance shares	1 327	–	–
	19 097	21 285	–
Assumed conversion of convertible bonds	413 782	–	–
	432 879	21 285	–
Diluted
Adjusted weighted average number of shares and assumed conversions
Continuing operations	4 131 602	3 733 364	3 710 845
Discontinued operations	4 131 602	3 712 079	3 710 845
Total	4 131 602	3 712 079	3 710 845

Earnings per share from continuing and discontinued operations (from profit/(loss) attributable to equity holders of the parent)	EUR	EUR	EUR
Basic earnings per share
Continuing operations	0.31	0.05	(0.21)
Discontinued operations	0.62	(0.22)	(0.63)
Profit/(loss) for the year	0.94	(0.17)	(0.84)
Diluted earnings per share
Continuing operations	0.30	0.05	(0.21)
Discontinued operations	0.56	(0.22)	(0.63)
Profit/(loss) for the year	0.85	(0.17)	(0.84)

Basic earnings per share is calculated by dividing the profit/(loss) attributable to equity holders of the parent by the weighted average number of shares outstanding during the year, excluding shares purchased by the Group and held as treasury shares. Diluted earnings per share is calculated by adjusting the profit/(loss) attributable to equity holders of the parent to eliminate the interest expense of dilutive convertible bonds and by adjusting the weighted average number of shares outstanding with the dilutive effect of stock options, restricted shares and performance shares outstanding during the period as well as the assumed conversion of convertible bonds.

There are no restricted shares outstanding (19 million in 2013 and 4 million in 2012) that could potentially have a dilutive impact in the future but are excluded from the calculation as they are determined to be anti-dilutive.

Stock options equivalent to 2 million shares (16 million in 2013 and 22 million in 2012) have been excluded from the calculation of diluted shares as they are determined to be anti-dilutive.

Fewer than 1 million performance shares (4 million in 2013 and 2 million in 2012) have been excluded from the calculation of diluted shares as contingency conditions have not been met.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	173

Notes to consolidated financial statements continued

Convertible bonds issued to Microsoft in September 2013 were fully redeemed in April 2014 as a result of the closing of the Sale of the D&S Business. 116 million potential shares have been included in the calculation of diluted shares to reflect the part-year effect of these convertible bonds. In 2013, the potential shares were excluded from the calculation of diluted shares as they were determined to be antidilutive. If fully converted, these potential shares would have resulted in the issuance of 368 million shares.

The 2012 convertible bond includes a voluntary conversion option. The conversion price was increased in June 2014 and 298 million potential shares are included in the calculation of diluted shares as they are determined to be dilutive. Voluntary conversion of the entire bond would result in the issue of 307 million shares. 287 million potential shares were excluded from the calculation of diluted shares in 2013 and 2012 because they were determined to be antidilutive.

16. Intangible assets

EURm	2014	2013
Continuing operations
Goodwill
Acquisition cost at January 1	5 293	6 874
Transfer to assets of disposal groups	–	(1 428)
Translation differences	401	(153)
Acquisitions through business combinations	76	–
Acquisition cost at December 31	5 770	5 293
Accumulated impairment charges at January 1	(1 998)	(1 998)
Impairment charges	(1 209)	–
Accumulated impairment charges at December 31	(3 207)	(1 998)
Net book value at January 1	3 295	4 876
Net book value at December 31	2 563	3 295
Other intangible assets
Acquisition cost at January 1	5 214	5 753
Transfer to assets of disposal groups	–	(282)
Translation differences	334	(127)
Additions	32	24
Acquisitions through business combinations	77	–
Disposals and retirements	(11)	(154)
Acquisition cost at December 31	5 646	5 214
Accumulated amortization at January 1	(4 918)	(5 106)
Transfer to assets of disposal groups	–	245
Translation differences	(290)	107
Disposals and retirements	10	146
Amortization	(98)	(310)
Accumulated amortization at December 31	(5 296)	(4 918)
Net book value at January 1	296	647
Net book value at December 31	350	296

Other intangible assets include customer relationships with a net book value of EUR 177 million (EUR 139 million in 2013), developed technology with a net book value of EUR 99 million (EUR 100 million in 2013), and licenses to use tradename and trademark with a net book value of EUR 10 million (EUR 5 million in 2013). The remaining amortization periods range from approximately three to seven years for customer relationships, one to six years for developed technology and one to seven years for licenses to use tradename and trademark.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	174

Financial statements

17. Property, plant and equipment

EURm	Buildings and constructions	Machinery and equipment	Other tangible assets (1)	Assets under construction	Total
Continuing operations
Acquisition cost at January 1, 2013	1 129	3 694	77	73	4 973
Transfer to assets of disposal groups	(422)	(1 528)	(10)	(38)	(1 998)
Translation differences	(44)	(122)	(3)	(5)	(174)
Additions	21	154	4	11	190
Reclassifications	7	7	–	(14)	–
Impairment charges	–	(6)	(1)	–	(7)
Disposals and retirements	(355)	(451)	(27)	(3)	(836)
Acquisition cost at December 31, 2013	336	1 748	40	24	2 148
Accumulated depreciation at January 1, 2013	(469)	(3 043)	(30)	–	(3 542)
Transfer to assets of disposal groups	150	1 335	4	–	1 489
Translation differences	19	107	1	–	127
Disposals and retirements	191	397	6	–	594
Depreciation	(48)	(200)	(2)	–	(250)
Accumulated depreciation at December 31, 2013	(157)	(1 404)	(21)	–	(1 582)
Net book value at January 1, 2013	660	651	47	73	1 431
Net book value at December 31, 2013	179	344	19	24	566
Acquisition cost at January 1, 2014	336	1 748	40	24	2 148
Transfers from assets held for sale	76	3	4	–	83
Translation differences	25	103	–	1	129
Additions	28	205	–	15	248
Acquisitions through business combinations	–	2	–	–	2
Reclassifications	12	6	1	(21)	(2)
Disposals and retirements	(39)	(213)	(4)	–	(256)
Acquisition cost at December 31, 2014	438	1 854	41	19	2 352
Accumulated depreciation at January 1, 2014	(157)	(1 404)	(21)	–	(1 582)
Translation differences	(13)	(75)	1	–	(87)
Disposals and retirements	30	202	–	–	232
Depreciation	(40)	(157)	(2)	–	(199)
Accumulated depreciation at December 31, 2014	(180)	(1 434)	(22)	–	(1 636)
Net book value at January 1, 2014	179	344	19	24	566
Net book value at December 31, 2014	258	420	19	19	716

EURm				2014	2013
Assets held for sale
Net book value at January 1				89	–
Reclassifications to property, plant and equipment				(83)	–
Additions				–	94
Impairment charges				–	(5)
Disposals and retirements				(6)	–
Net book value at December 31				–	89

(1)	Land and water areas and other tangible assets have been combined as other tangible assets in 2014 and have been combined for comparability purposes in 2013.

In 2013, certain real estate properties were classified as assets held for sale. These long-lived assets had been identified for disposal as part of the ongoing restructuring activities. The Group expected to realize the sale of these properties within the next 12 months. In 2014, the Group has concluded that there are no real estate properties that meet the criteria for assets held for sale (the fair value in 2013 was EUR 89 million). The valuation of these assets was based on third-party evaluations by real estate brokers taking into account the Group’s divestment strategy for these assets as well as relevant market dynamics. This evaluation included non-observable inputs and hence these assets were considered to be level 3 category assets that were measured at fair value on a non-recurring basis. Refer to Note 19, Fair value of financial instruments for the fair value hierarchy.

The tax authorities in India have placed a lien which prohibited the Group from transfering the mobile devices related facility in Chennai to Microsoft as part of the Sale of the D&S Business.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	175

Notes to consolidated financial statements continued

18. Investments in associated companies

EURm	2014	2013
Continuing operations Net carrying amount at January 1	65	58
Translation differences	5	(1)
Additions	–	9
Deductions	(7)	–
Share of results	(12)	4
Dividend	–	(5)
Net carrying amount at December 31	51	65

Shareholdings in associated companies comprise investments in unlisted companies.

19. Fair value of financial instruments

	Carrying amounts						Fair value	(1)
EURm	Current available- for-sale financial assets	Non-current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Continuing operations
2014
Available-for-sale investments, publicly quoted equity shares	–	14	–	–	–	14	14
Available-for-sale investments, carried at fair value	–	570	–	–	–	570	570
Available-for-sale investments, carried at cost less impairment	–	244	–	–	–	244	244
Long-term loans receivable	–	–	–	34	–	34	28
Accounts receivable	–	–	–	3 430	–	3 430	3 430
Current portion of long-term loans receivable	–	–	–	1	–	1	1
Other current financial assets, derivatives	–	–	241	–	–	241	241
Other current financial assets, other	–	–	–	25	–	25	25
Investments at fair value through profit and loss, liquid assets	–	–	418	–	–	418	418
Available-for-sale investments, liquid assets carried at fair value	2 127	–	–	–	–	2 127	2 127
Available for-sale investments, cash equivalents carried at fair value	2 643	–	–	–	–	2 643	2 643
Total financial assets	4 770	828	659	3 490	–	9 747	9 741
Long-term interest-bearing liabilities(2)	–	–	–	–	2 576	2 576	4 058
Current portion of long-term interest-bearing liabilities(2)	–	–	–	–	1	1	1
Short-term borrowing	–	–	–	–	115	115	115
Other financial liabilities, derivatives	–	–	174	–	–	174	174
Accounts payable	–	–	–	–	2 313	2 313	2 313
Total financial liabilities	–	–	174	–	5 005	5 179	6 661

NOKIA ANNUAL REPORT ON FORM 20-F 2014	176

Financial statements

	Carrying amounts						Fair value	(1)
EURm	Current available- for-sale financial assets	Non-current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
2013
Available-for-sale investments, publicly quoted equity shares	–	11	–	–	–	11	11
Available-for-sale investments, carried at fair value	–	503	–	–	–	503	503
Available-for-sale investments, carried at cost less impairment	–	227	–	–	–	227	227
Long-term loans receivable	–	–	–	96	–	96	85
Accounts receivable	–	–	–	2 901	–	2 901	2 901
Current portion of long-term loans receivable	–	–	–	29	–	29	29
Other current financial assets, derivatives	–	–	191	–	–	191	191
Other current financial assets, other	–	–	–	94	–	94	94
Investments at fair value through profit and loss, liquid assets	–	–	382	–	–	382	382
Available-for-sale investments, liquid assets carried at fair value	956	–	–	–	–	956	956
Available for-sale investments, cash equivalents carried at fair value	3 957	–	–	–	–	3 957	3 957
Total financial assets	4 913	741	573	3 120	–	9 347	9 336
Long-term interest-bearing liabilities(2)	–	–	–	–	3 286	3 286	4 521
Current portion of long-term interest-bearing liabilities(2)	–	–	–	–	3 192	3 192	3 385
Short-term borrowing	–	–	–	–	184	184	184
Other financial liabilities, derivatives	–	–	35	–	–	35	35
Accounts payable	–	–	–	–	1 839	1 839	1 839
Total financial liabilities	–	–	35	–	8 501	8 536	9 964

(1)	The fair value is estimated to equal carrying amount for available-for-sale investments carried at cost less impairment for which it is not possible to estimate fair value reliably as there is no active market for these private fund investments. These assets are tested for impairment annually using a discounted cash flow analysis. The fair value of loans receivable and loans payable is estimated based on the current market values of similar instruments (level 2). The fair value is estimated to equal the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity. Refer to Note 1, Accounting principles.
(2)	The fair value of euro convertible bonds (total EUR 1 500 million maturing 2018-2020) at the end of 2013 was based on the bonds being redeemed at par plus accrued interest at the close of the Sale of the D&S Business (Level 3). The fair values of other long-term interest-bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1).

NOKIA ANNUAL REPORT ON FORM 20-F 2014	177

Notes to consolidated financial statements continued

Fair value hierarchy

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair value for these assets and liabilities, level 1 being market values and level 3 requiring most management judgment. At the end of each reporting period, the Group categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items measured at fair value on a recurring basis at December 31 are:

EURm	Instruments with quoted prices in active markets (level 1)	Valuation technique using observable data (level 2)	Valuation technique using non-observable data (level 3)	Total
Continuing operations
2014
Available-for-sale investments, publicly quoted equity shares	14	–	–	14
Available-for-sale investments, carried at fair value	1	13	556	570
Other current financial assets, derivatives(1)	–	241	–	241
Investments at fair value through profit and loss, liquid assets	418	–	–	418
Available-for-sale investments, liquid assets carried at fair value	2 116	11	–	2 127
Available-for-sale investments, cash equivalents carried at fair value	2 643	–	–	2 643
Total assets	5 192	265	556	6 013
Other financial liabilities, derivatives(1)	–	174	–	174
Total liabilities	–	174	–	174
2013
Available-for-sale investments, publicly quoted equity shares	11	–	–	11
Available-for-sale investments, carried at fair value	56	18	429	503
Other current financial assets, derivatives(1)	–	191	–	191
Investments at fair value through profit and loss, liquid assets	382	–	–	382
Available-for-sale investments, liquid assets carried at fair value	945	11	–	956
Available-for-sale investments, cash equivalents carried at fair value	3 957	–	–	3 957
Total assets	5 351	220	429	6 000
Other financial liabilities, derivatives(1)	–	35	–	35
Total liabilities	–	35	–	35

(1) Refer to Note 20, Derivative financial instruments for the allocation between hedge accounted and non-hedge accounted derivatives.

The level 1 category includes financial assets and liabilities that are measured in whole or in significant part by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis. This category includes listed bonds and other securities, listed shares and exchange traded derivatives.

The level 2 category includes financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions. These include assets and liabilities for which pricing is obtained via pricing services, but where prices have not been determined in an active market, financial assets with fair values based on broker quotes and assets that are valued using the Group’s own valuation models whereby the material assumptions are market observable. The majority of the Group’s over-the-counter derivatives and certain other instruments not traded in active markets are included in this category.

The level 3 category includes financial assets and liabilities measured using valuation techniques based on non-observable inputs. This means that fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data. The fair value measurement objective remains the same, that is, to estimate an exit price from the perspective of the Group.

The level 3 investments mainly include unlisted equities and unlisted venture funds where the fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	178

Financial statements

Reconciliation of the opening and closing balances on level 3 financial assets is shown below:

EURm	Other available-for-sale investments carried at fair value
At January 1, 2013	370
Net gain in income statement	81
Net gain in other comprehensive income	52
Purchases	47
Sales	(123)
Other transfers	2
At December 31, 2013	429
Net gain in income statement	5
Net gain in other comprehensive income	72
Purchases	78
Sales	(58)
Other transfers	30
At December 31, 2014	556

The gains and losses from certain financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business driven. In other cases, the gains and losses are included in financial income and expenses. A net loss of EUR 2 million (net loss of EUR 4 million in 2013) relating to level 3 financial instruments held at December 31, 2014 has been recognized in the consolidated income statement.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	179

Notes to consolidated financial statements continued

20. Derivative financial instruments

	Assets				Liabilities
EURm	Fair value	(1)	Notional	(2)	Fair value (1)	Notional	(2)
Continuing operations
2014
Hedges on net investment in foreign subsidiaries:
Forward foreign exchange contracts	3		217		(56)	1 813
Currency options bought	–		78		–	–
Currency options sold	–		–		(1)	83
Cash flow hedges:
Forward foreign exchange contracts	–		–		(14)	742
Fair value hedges:
Interest rate swaps	72		382		–	–
Cash flow and fair value hedges:(3)
Cross-currency interest rate swaps	63		378		–	–
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	101		3 779		(68)	2 364
Currency options bought	2		397		–	–
Currency options sold	–		–		–	62
Interest rate swaps	–		–		(35)	372
Total	241		5 231		(174)	5 436
2013
Hedges on net investment in foreign subsidiaries:
Forward foreign exchange contracts	–		2 035		(3)	1 086
Currency options bought	1		152		–	–
Currency options sold	–		–		–	53
Cash flow hedges:
Forward foreign exchange contracts	–		308		–	453
Fair value hedges:
Interest rate swaps	76		750		(3)	73
Cash flow and fair value hedges:(3)
Cross-currency interest rate swaps	8		378		–	–
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	94		3 687		(7)	1 691
Currency options bought	5		332		–	–
Currency options sold	–		–		–	18
Interest rate swaps	7		109		(22)	249
Total	191		7 751		(35)	3 623

(1)	Included in other financial assets and other financial liabilities in the consolidated statement of financial position.
(2)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk as the exposure of certain contracts may be offset by that of other contracts.
(3)	Cross-currency interest rate swaps have been designated partly as fair value hedges and partly as cash flow hedges.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	180

Financial statements

21. Inventories

EURm	2014	2013
Continuing operations
Raw materials, supplies and other	228	147
Work in progress	441	136
Finished goods	606	521
Total	1 275	804

Movements in allowances for excess and obsolete inventory for the years ended December 31 are:

EURm	2014	2013	2012
Continuing operations
At January 1	178	471	457
Transfer to assets of disposal groups classified as held for sale	–	(192)	–
Charged to income statement	107	39	403
Deductions(1)	(81)	(140)	(389)
At December 31	204	178	471

(1)	Deductions include utilization and releases of allowances.

22. Allowances for doubtful accounts

Movements in allowances for doubtful accounts for the years ended December 31 are:

EURm	2014	2013	2012
Continuing operations
At January 1	124	248	284
Transfer to assets of disposal groups classified as held for sale	–	(120)	–
Charged to income statement	24	40	53
Deductions(1)	(45)	(44)	(89)
At December 31	103	124	248

(1) Deductions include utilization and releases of allowances.

23. Prepaid expenses and accrued income
EURm		2014	2013
Continuing operations
Social security, VAT and other indirect taxes		362	286
Divestment-related receivables		206	–
Deposits		59	43
Interest income		37	33
Prepaid insurances		22	22
Prepaid rents		20	15
Deferred cost of sales(1)		30	28
Other(1)		177	233
Total		913	660

(1)	EUR 14 million has been reclassified from other to deferred cost of sales in 2013 to conform to the current year presentation.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	181

Notes to consolidated financial statements continued

24. Shares of the Parent Company

Shares and shareholders

Shares and share capital

Nokia Corporation (“Parent Company”) has one class of shares. Each share entitles the holder to one vote at General Meetings. At December 31, 2014 the share capital of Nokia Corporation is EUR 245 896 461.96 and the total number of shares issued is 3 745 044 246. At December 31, 2014 the total number of shares includes 96 900 800 shares owned by Group companies representing 2.6% of share capital and total voting rights. Under the Nokia Articles of Association, Nokia Corporation does not have minimum or maximum share capital or share par value.

Authorizations

Authorization to issue shares and special rights entitling to shares

At the Annual General Meeting held on May 7, 2013 the shareholders authorized the Board of Directors to issue a maximum of 740 million shares through one or more issues of shares or special rights entitling to shares. The Board of Directors may issue either new shares or shares held by the Parent Company. The authorization includes the right for the Board of Directors to decide on all the terms and conditions of such share and special rights issuances, including to whom the shares and special rights may be issued. The authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board of Directors. The authorization that would have been effective until June 30, 2016 was terminated by the resolution of the Annual General Meeting on June 17, 2014.

At the Annual General Meeting held on June 17, 2014 the shareholders authorized the Board of Directors to issue a maximum of 740 million shares through one or more issues of shares or special rights entitling to shares, including stock options. The Board of Directors may issue either new shares or shares held by the Parent Company. The authorization includes the right for the Board of Directors to resolve on all the terms and conditions of such share and special rights issuances, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board of Directors. The authorization is effective until December 17, 2015.

In 2014, Nokia Corporation issued 49 904 new shares following the holders of stock options issued in 2011 exercising their options.

On October 26, 2012 the Group issued a EUR 750 million convertible bond based on an authorization to issue shares and special rights entitling to shares, granted by the Annual General Meeting on May 6, 2010 and terminated by a resolution in the Annual General Meeting on May 7, 2013. The bonds had a five-year maturity and a 5.0% per annum coupon payable semi-annually. The initial conversion price was EUR 2.6116, which was adjusted to EUR 2.44 per share on June 18, 2014 due to the distribution of ordinary and special dividends as resolved by the Annual General Meeting on June 17, 2014. Bond terms and conditions require conversion price adjustments following dividend distributions. Consequently, the Board of Directors decided to issue 20 192 323 new shares on the conversion of the bonds into Nokia shares based on the authorization by the Annual General Meeting and in deviation from the pre-emptive subscription right of the shareholders. Based on the adjusted conversion price of EUR 2.44, the maximum number of new shares which may be issued by the Group on the conversion of the bonds is 307.3 million shares, representing 8.4% of the Group’s total number of shares at December 31, 2014, excluding the shares owned by the Group. The right to convert the bonds into shares commenced on December 6, 2012 and ends on October 18, 2017. On March 15, 2013 EUR 0.1 million of the bond was converted into shares resulting in the issuance of 38 290 shares.

On September 23, 2013 the Group issued three EUR 500 million tranches of convertible bonds to Microsoft based on an authorization to issue shares and special rights entitling to shares granted by the Annual General Meeting on May 7, 2013 and terminated by a resolution in the Annual General Meeting on June 17, 2014. The maximum number of shares which might have been issued by the Group on conversion of these bonds, based on the initial conversion price of each tranche, was approximately 367.5 million. At the closing of the Sale of the D&S Business, these bonds were redeemed and the principal amount and accrued interest netted against the proceeds from the transaction.

At December 31, 2014 the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on May 7, 2013, the shareholders authorized the Board of Directors to repurchase a maximum of 370 million Nokia shares using funds in the unrestricted equity. The Group did not repurchase any shares on the basis of this authorization. The authorization that would have been effective until June 30, 2014 was terminated by the resolution of the Annual General Meeting on June 17, 2014.

At the Annual General Meeting held on June 17, 2014 the shareholders authorized the Board of Directors to repurchase a maximum of 370 million Nokia shares. The amount corresponds to less than 10% of the total number of Nokia shares. The shares may be repurchased in order to develop the capital structure of the Parent Company and are expected to be cancelled. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Parent Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization is effective until December 17, 2015. The Board of Directors decided on June 18, 2014 under the authorization granted by the Annual General Meeting to commence share repurchases. The Board of Directors decided to repurchase a maximum of 370 million shares, up to an equivalent of EUR 1.25 billion. At December 31, 2014 the Group had repurchased 66 903 682 shares. On January 29, 2015 the Group announced that the Board of Directors had decided to cancel these treasury shares. The cancellation of the shares does not have an impact on the Parent Company’s share capital.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	182

Financial statements

Authorizations proposed to the Annual General Meeting 2015

On January 29, 2015 the Group announced that the Board of Directors will propose to the Annual General Meeting convening on May 5, 2015 to authorize the Board of Directors to resolve to repurchase a maximum of 365 million Nokia shares. The proposed maximum number of shares that may be repurchased corresponds to fewer than 10% of the total number of Nokia shares. The shares may be repurchased in order to optimize the capital structure of the Parent Company and are expected to be cancelled. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Parent Company’s equity-based incentive plans, or to be transferred for other purposes. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or in another proportion than that of the current shareholders. The authorization is effective until November 5, 2016 and terminates the current authorization granted by the Annual General Meeting on June 17, 2014.

The Group announced on January 29, 2015 that the Board of Directors will propose to the Annual General Meeting on May 5, 2015 that the shareholders authorize the Board of Directors to issue a maximum of 730 million shares through the issuance of shares or special rights entitling to shares in one or more issuances. The Board of Directors may issue either new shares or treasury shares held by the Parent Company. The Board of Directors proposes that the authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board of Directors. The proposed authorization includes the right for the Board of Directors to decide on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization would be effective until November 5, 2016 and terminate the current authorization granted by the Annual General Meeting on June 17, 2014.

25. Share-based payment

The Group has several equity-based incentive programs for employees. The plans include performance share plans, restricted share plans, employee share purchase plans, and stock option plans. Both executives and employees participate in these programs. In 2011 to 2013 of the years presented, Nokia global equity-based incentive programs have been offered to the employees of Devices & Services, Group Common Functions, HERE and Nokia Technologies. In 2014, the employees of Nokia Networks were included in the equity grants following the changes in the Group. The equity-based incentive grants are generally conditional on continued employment as well as fulfillment of the performance, service and other conditions determined in the relevant plan rules. The share-based payment expense for all equity-based incentive grants for continuing operations amounts to EUR 65 million (EUR 42 million in 2013 and EUR 11 million in 2012). The share-based payment expense for all equity-based incentive grants related to discontinued operations was EUR 8 million for 2014 (EUR 15 million in 2013 and EUR 1 million in 2012).

Performance shares

In 2014, the Group administered four global performance share plans, the Performance Share Plans of 2011, 2012, 2013 and 2014. The performance shares represent a commitment by the Group to deliver Nokia shares to employees at a future point in time, subject to the fulfillment of predetermined performance criteria.

In the Performance Share Plan 2014 Plan, performance shares were granted under two sets of performance criteria defined specifically for the separate business units and a minimum payout amount guarantee was introduced. The number of performance shares at threshold is the amount of performance shares granted to an individual that will be settled if the threshold performance with respect to the performance criteria is achieved. As a result of the minimum payout amount introduced in the 2014 plan, at the end of the performance period the number of shares to be settled following the restriction period will start at a minimum of 50% of the amount at threshold. Any additional payout beyond the minimum amount will be determined based on the financial performance against the established performance criteria during the two-year performance period. At maximum performance, the settlement amounts to four times the amount at threshold.

Global performance share plans at December 31, 2014 are:

Plan	Performance shares outstanding at threshold	Confirmed payout (% of threshold)	Performance period	Restriction period	Settlement year
2011	–	0%, no settlement	2011-2013	N/A	2014
2012	–	0%, no settlement	2012-2013	2014	2015
2013	1 822 432	173%	2013-2014	2015	2016
2014	6 794 601		2014-2015	2016	2017

The 2013 Plan performance criteria were modified in 2014 to align performance measures to the continuing operations following the Sale of the D&S Business. The payout factor based on the modified performance criteria for the 2013 plan is 173% of the amount outstanding at threshold.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	183

Notes to consolidated financial statements continued

Performance criteria for the year ended December 31, 2014:

Performance criteria for 2014 plan		Threshold performance	Maximum performance	Weight
Nokia Group employees (excluding HERE)	Average annual non-IFRS(1) net sales (Nokia Group)	EURm 11 135	EURm 15 065	50%
	Average annual diluted non-IFRS(1) EPS (Nokia Group)	EUR 0.11	EUR 0.38	50%
HERE employees	Average annual non-IFRS(1) net sales (HERE)	EURm 950	EURm 1 150	50%
	Average annual non-IFRS(1) operating profit (HERE)	EURm 0	EURm 130	25%
	Average annual diluted non-IFRS(1) EPS (Nokia Group)	EUR 0.11	EUR 0.38	25%

(1)	Non-IFRS measures exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

Until the shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship with the Group terminates prior to vesting. Unvested performance shares for employees who have transferred to Microsoft following the Sale of the D&S Business have been forfeited.

Restricted shares

In 2014, the Group administered four global restricted share plans, the Restricted Share Plan 2011, 2012, 2013 and 2014. From 2014, restricted shares have been granted on a more selective basis than in previous years: only for exceptional retention and recruitment purposes to ensure the Group is able to retain and recruit talent critical to its future success. All of the Group’s restricted share plans have a restriction period of three years after grant. Until the shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. The restricted share grants are generally forfeited if the employment relationship with the Group terminates prior to vesting. Unvested restricted shares for employees who have transferred to Microsoft following the Sale of the D&S Business have been forfeited.

Active share-based payment plans by instrument

	Performance shares outstanding at threshold(1)			Restricted shares outstanding(1)
	Performance shares at threshold	Weighted average grant date fair value EUR	(2)	Restricted shares outstanding	Weighted average grant date fair value EUR	(2)
At January 1, 2012	7 582 534			16 586 091
Granted	5 785 875	1.33		12 999 131	1.76
Forfeited	(2 718 208)			(4 580 182)
Vested	(2 076 116)			(1 324 508)
At December 31, 2012	8 574 085			23 680 532
Granted	6 696 241	2.96		12 347 931	3.05
Forfeited	(1 512 710)			(3 490 913)
Vested	(2 767 412)			(2 180 700)
At December 31, 2013	10 990 204			30 356 850
Granted	6 967 365	6.07		1 013 466	5.62
Forfeited	(9 338 036)			(19 546 605)
Vested	(2 500)			(4 228 306)
At December 31, 2014(3)	8 617 033			7 595 405

(1)	Includes performance and restricted shares granted under other than global equity plans.
(2)	The fair values of performance and restricted shares are estimated based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period.
(3)	Includes 249 943 restricted shares granted in the fourth quarter of 2011 under Restricted Share Plan 2011 that vested on January 1, 2015.

Employee share purchase plan

In 2014 and 2013, the Group offered a voluntary Employee Share Purchase Plan to employees working for the Devices & Services business, HERE, Nokia Technologies and Group Common Functions. Under the 2014 plan, employees make contributions from their salary to purchase Nokia shares on a monthly basis during a 12-month savings period. One matching share is issued for every two purchased shares the employee still holds after the last monthly purchase has been made in June 2015. In 2014,133 341 matching shares were issued as settlement to the participants of the Employee Share Purchase Plan 2013. Employees participating in the 2013 Plan who have transferred to Microsoft following the Sale of the D&S Business have received a cash settlement in 2014 for their accrued share purchases under the 2013 Plan.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	184

Financial statements

Legacy equity compensation programs

Stock options

In 2014, the Group administered two global stock option plans, the Stock Option Plans 2007 and 2011, approved by the shareholders at the Annual General Meeting in the year when the plan was launched. In 2014, the Board of Directors decided not to propose adoption of a stock option plan to the Annual General Meeting and no new grants were offered.

Each stock option entitles the holder to subscribe for one new Nokia share. The stock options are not transferable and may be exercised for shares only. Shares will be eligible for dividends for the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the Trade Register. The stock option grants are generally forfeited if the employment relationship with the Group is terminated. Unvested stock options for employees who have transferred to Microsoft following the Sale of the D&S Business have been forfeited.

The reconciliation of stock options outstanding and exercisable is as follows:

Shares under option(1)	Number of shares	Weighted average exercise price EUR	Weighted average share price EUR	Weighted average grant date fair value EUR	(2)	Number of options exercisable	Weighted average exercise price EUR
At January 1, 2012	23 390 030	9.07				6 904 331	14.01
Granted	10 258 400	2.32		0.76
Exercised	(627)	0.97	2.08
Forfeited	(4 246 222)	6.60
Expired	(3 555 213)	15.26
At December 31, 2012	25 846 368	5.95				5 616 112	11.96
Granted	8 334 200	2.77		1.23
Forfeited	(3 705 512)	4.06
Expired	(2 474 864)	14.78
At December 31, 2013	28 000 192	4.47				4 339 341	9.66
Exercised	(56 623)	5.75	6.69
Forfeited	(16 839 593)	3.39
Expired	(3 759 953)	9.94
At December 31, 2014	7 344 023	4.81				1 913 537	10.43

(1)	Includes stock options granted under other than global equity plans, excluding the Nokia Networks equity incentive plan.
(2)	Fair value of stock options is calculated using the Black-Scholes model.

Nokia Networks Equity Incentive Plan

Nokia Networks established the Nokia Networks Equity Incentive Plan (“the Plan”), a share-based incentive program in 2012 under which options for Nokia Solutions and Networks B.V. shares were granted to selected key employees and Nokia Networks’ senior management, some of whom became members of the Nokia Group Leadership Team in 2014. Following the Group’s acquisition of Siemens’ stake in Nokia Networks and the Sale of the D&S Business, the Board of Directors approved a modification to the Plan on February 14, 2014 to allow 30% of the options to vest on the third anniversary of the grant date, with the remainder of the options continuing to become exercisable on the fourth anniversary of the grant date, or earlier, in the event of a corporate transaction as defined in the Plan. The exercise price of the options is based on a per share value on grant as determined for the purposes of the Plan. The options are accounted for as a cash-settled share-based payment liability based on the circumstances at December 31, 2014. The fair value of the liability is determined based on the estimated fair value of shares less the exercise price of the options on the reporting date. The total carrying amount of the Plan is EUR 80 million (EUR 41 million in 2013) and is included in accrued expenses and other liabilities in the consolidated statement of financial position.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	185

Notes to consolidated financial statements continued

26. Translation differences

	Translation differences			Net investment hedging			Total
EURm	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
At January 1, 2012	918	4	922	(211)	60	(151)	707	64	771
Exchange differences on translating foreign operations	42	(1)	41	–	–	–	42	(1)	41
Transfer to income statement	(1)	–	(1)	–	–	–	(1)	–	(1)
Net investment hedging losses	–	–	–	(58)	(9)	(67)	(58)	(9)	(67)
Movements attributable to non-controlling interests	2	–	2	–	–	–	2	–	2
At December 31, 2012	961	3	964	(269)	51	(218)	692	54	746
Exchange differences on translating foreign operations	(496)	–	(496)	–	–	–	(496)	–	(496)
Net investment hedging gains	–	–	–	114	–	114	114	–	114
Acquisition of non-controlling interests	42	–	42	–	–	–	42	–	42
Movements attributable to non-controlling interests	28	–	28	–	–	–	28	–	28
At December 31, 2013	535	3	538	(155)	51	(104)	380	54	434
Exchange differences on translating foreign operations	628	–	628	–	–	–	628	–	628
Transfer to income statement(1)	192	–	192	–	–	–	192	–	192
Net investment hedging (losses)/gains	–	–	–	(187)	34	(153)	(187)	34	(153)
Transfer to income statement(1)	–	–	–	20	(15)	5	20	(15)	5
Movements attributable to non-controlling interests	(7)	–	(7)	–	–	–	(7)	–	(7)
At December 31, 2014	1 348	3	1 351	(322)	70	(252)	1 026	73	1 099

(1)	Reclassified from other comprehensive income to the consolidated income statement primarily due to the Sale of the D&S Business.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	186

Financial statements

27. Fair value and other reserves

	Pension remeasurements			Hedging reserve			Available-for-sale investments			Total
EURm	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
At January 1, 2012	(2)	1	(1)	78	(21)	57	96	1	97	172	(19)	153
Pension remeasurements:
Remeasurements of defined benefit plans	(228)	22	(206)							(228)	22	(206)
Cash flow hedges:
Net fair value (losses)/gains				(25)	21	(4)				(25)	21	(4)
Transfer of losses to income statement as adjustment to net sales				390		390				390	–	390
Transfer of gains to income statement as adjustment to cost of sales				(406)		(406)				(406)	–	(406)
Available-for-sale Investments:
Net fair value gains							32	1	33	32	1	33
Transfer to income statement on impairment							24		24	24	–	24
Transfer to income statement on disposal							(21)		(21)	(21)	–	(21)
Movements attributable to non-controlling interests	83	(4)	79	(47)		(47)				36	(4)	32
At December 31, 2012	(147)	19	(128)	(10)	–	(10)	131	2	133	(26)	21	(5)
Pension remeasurements:
Transfer to discontinued operations(1)	31	(11)	20							31	(11)	20
Remeasurements of defined benefit plans	114	(6)	108							114	(6)	108
Cash flow hedges:
Transfer to discontinued operations(1)				48		48				48	–	48
Net fair value gains				124		124				124	–	124
Transfer of gains to income statement as adjustment to net sales				(130)		(130)				(130)	–	(130)
Transfer of gains to income statement as adjustment to cost of sales				(23)		(23)				(23)	–	(23)
Available-for-sale Investments:
Net fair value gains							139		139	139	–	139
Transfer to income statement on impairment							5		5	5	–	5
Transfer to income statement on disposal							(95)		(95)	(95)	–	(95)
Acquisition of non-controlling interests	(63)	3	(60)	44		44	(1)		(1)	(20)	3	(17)
Movements attributable to non-controlling interests	(28)	3	(25)	(6)		(6)				(34)	3	(31)
At December 31, 2013	(93)	8	(85)	47	–	47	179	2	181	133	10	143
Pension remeasurements:
Remeasurements of defined benefit plans	(290)	101	(189)							(290)	101	(189)
Cash flow hedges:
Net fair value losses				(20)	(5)	(25)				(20)	(5)	(25)
Transfer of (gains)/losses to income statement as adjustment to net sales				(25)	5	(20)				(25)	5	(20)
Available-for-sale Investments:
Net fair value gains/(losses)							121	(4)	117	121	(4)	117
Transfer to income statement on impairment							15		15	15	–	15
Transfer to income statement on disposal							(29)		(29)	(29)	–	(29)
At December 31, 2014	(383)	109	(274)	2	–	2	286	(2)	284	(95)	107	12

(1)	Movements in 2014 and 2013 after transfer to discontinued operations represent movements for continuing operations. The balance at December 31, 2013 represents the balance for continuing operations.

The Group has defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for these defined benefit plans are charged or credited to the pension remeasurements reserve. Refer to Note 1, Accounting principles, and Note 8, Pensions.

The Group applies hedge accounting on certain forward foreign exchange contracts that are designated as cash flow hedges. The change in fair value that reflects the change in spot exchange rates is deferred to the hedging reserve to the extent that the hedge is effective. Refer to Note 1, Accounting principles.

The Group invests a portion of cash needed to cover the projected cash needs of its ongoing business operations in highly liquid, interest-bearing investments and certain equity instruments. Changes in the fair value of these available-for-sale investments are recognized in the fair value and other reserves as part of other comprehensive income, with the exception of interest calculated using the effective interest method and foreign exchange gains and losses on current available-for-sale investments recognized directly in the consolidated income statement. Refer to Note 1, Accounting principles.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	187

Notes to consolidated financial statements continued

28. Provisions

EURm	Restructuring	Divestment related	Warranty	Project losses	Litigation and IPR infringements (1)	Material liability	Other	Total
Continuing operations
At January 1, 2013	747	–	407	149	421	242	326	2 292
Transfer to liabilities of disposal groups held for sale(2)	(165)	–	(333)	–	(371)	(207)	(214)	(1 290)
Translation differences	(2)	–	(2)	–	(4)	–	(6)	(14)
Reclassification(3)	25	–	–	–	–	–	–	25
Additional provisions	283	–	65	170	28	6	79	631
Changes in estimates	(63)	–	(12)	(57)	(1)	(6)	(13)	(152)
Charged to income statement	220	–	53	113	27	–	66	479
Utilized during year	(382)	–	(31)	(110)	(3)	(16)	(28)	(570)
At December 31, 2013	443	–	94	152	70	19	144	922
Translation differences	2	–	3	–	(1)	–	3	7
Reclassification(4)	7	94	–	17	(7)	–	(17)	94
Additional provisions	116	72	70	64	15	28	87	452
Changes in estimates	(56)	(5)	(10)	(30)	(6)	(9)	(15)	(131)
Charged to income statement	60	67	60	34	9	19	72	321
Utilized during year	(265)	(24)	(40)	(96)	(3)	(14)	(29)	(471)
At December 31, 2014	247	137	117	107	68	24	173	873

(1)	Litigation provisions have been reclassified from other to litigation and IPR infringements provisions in 2014 and reclassified in 2013 for comparability purposes.
(2)	Provision balances before movements during the year.
(3)	Consists of a reclassification from accrued expenses for the settlement of remaining claims with Adtran Inc. related to assets and liabilities transferred in connection with the sale of the fixed line broadband access business.
(4)	The reclassification from other provisions consists of EUR 17 million to project losses relating to a settlement agreement with a customer. The reclassification from litigation and IPR infringements consists of EUR 7 million to restructuring. The reclassification of EUR 94 million is from accrued expenses to divestment-related provisions.

The restructuring provision includes EUR 247 million (EUR 437 million in 2013) relating to restructuring activities in Nokia Networks including personnel and other restructuring-related costs, such as real estate exit costs. The majority of restructuring-related outflows is expected to occur over the next two years. Restructuring and other associated expenses incurred by Nokia Networks totaled EUR 57 million (EUR 570 million in 2013) including mainly personnel-related expenses and expenses arising from country and contract exits based on Nokia Networks’ strategy that focuses on key markets and product segments and costs incurred in connection with the divestments of businesses.

Divestment-related provisions relate to the Sale of the D&S Business and include certain liabilities for which the Group is required to indemnify Microsoft. Outflows related to the indemnifications are inherently uncertain.

The warranty provisions relate to products sold. Outflows of warranty provisions are generally expected to occur within the next 18 months.

Provisions for project losses relate to Nokia Networks’ onerous contracts. Utilization of provisions for project losses is generally expected to occur over the next 12 months.

The litigation and IPR infringements provisions include estimated potential future settlements for litigation and asserted past IPR infringements. Outflows related to the litigation and IPR infringements provisions are inherently uncertain and generally occur over several periods.

The material liability provision relates to non-cancellable purchase commitments with suppliers. Outflows are expected to occur over the next 12 months.

Other provisions include provisions for various contractual obligations and other obligations. Outflows related to other provisions are generally expected to occur over the next two years.

Legal matters

A number of Group companies are and will likely continue to be subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding intellectual property, product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade and privacy matters. As a result, the Group may incur substantial costs that may not be covered by insurance and could affect business and reputation. While management does not expect any of these legal proceedings to have a material adverse effect on its financial position, litigation is inherently unpredictable and the Group may in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations and cash flows.

Litigation and proceedings

Beijing Capital

In 2010, Beijing Capital Co., Ltd. (“Beijing Capital”), a former shareholder in a Chinese joint venture, Nokia Capital Telecommunications Ltd., initiated an arbitration against Nokia China Investment Co., Ltd. (“Nokia China”) in respect of dividends it claims are owed. The Group disputes that dividends are owed to Beijing Capital or otherwise payable by Nokia China. A hearing on the case was held in June 2014 and a judgment is expected in 2015.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	188

Financial statements

Irish Broadband

In 2010, the Imagine group (IBB Internet Services & Irish Broadband Internet Services trading as Imagine Networks) (“IBB”) served a claim in the commercial court of Ireland for breach of contract and tort against Motorola Limited. The claim was later amended to add Imagine Communications Group as an additional plaintiff. In 2011, Nokia Siemens Networks acquired certain assets and liabilities including this matter from Motorola Solutions Inc. (“Motorola”). Among other things, IBB claims that WiMax network equipment purchased from Motorola failed to perform as promised. The Group disputes these allegations. The case is still in the discovery phase and no date for trial has been set.

Vertu

Vertu was a United Kingdom-based business division of the Group that specialized in the provision of luxury mobile phones. The Group divested the Vertu business to Crown Bidco Ltd in 2013. In April 2014, Crown Bidco Ltd served a claim in the commercial court in London alleging breach of contract in relation to the transfer of IT assets and breach of warranties under the sale agreement. The Group disputes these allegations. The time set for the trial is January 2016.

Pars Iratel

In March 2005, Pars Iratel was contracted as a general contractor to the Mobile Communications Company of Iran (“MCCI”) to deliver and implement part of a network expansion in Iran. The Group provided equipment and certain services to Pars Iratel. Pars Iratel became liable for damages to MCCI and suffered other losses. Pars Iratel owes the Group for some of the equipment and services provided and has made claims against the Group for losses it claims to have suffered. On November 18, 2010 Nokia Siemens Tietoliikenne Oy (“NSTL”) commenced ICC arbitration against Pars Iratel. The matter was heard in Zurich in August 2013. The parties are awaiting the award of the Arbitrator.

Intellectual property rights litigation

HTC

In 2012, the Group commenced patent infringement proceedings against HTC in relation to 21 non-essential patents in Germany in the district courts of Mannheim, Munich and Düsseldorf, in relation to nine non-essential patents in the ITC in Washington DC, and 18 non-essential patents in the United States district court for the district of Delaware. In response, HTC filed nullity actions with the Federal Patent Court in Munich, commenced revocation proceedings against 18 of the Group’s non-essential patents in the United Kingdom High Court, and filed an action for patent infringement in respect of one non-essential patent against Nokia GmbH in the district court of Mannheim and against Nokia Oyj in the district court of Munich. S3 Graphics Co. Ltd, a subsidiary of HTC, also filed actions for patent infringement in respect of one non-essential patent against Nokia GmbH in the district court of Mannheim and Nokia Oyj in the district court of Düsseldorf. HTC commenced, then later withdrew, an arbitration in the UK claiming that some of the patents asserted by the Group against HTC were licensed under an essential patent license.

Subsequently, the Group filed further counter-infringement actions in relation to HTC’s UK revocation actions, brought further infringement proceedings against HTC in relation to eight non-essential patents in the district courts of Mannheim, Munich and Düsseldorf, three non-essential patents in the court of Paris, France, two non-essential patents in the regional court of the Hague, the Netherlands, two non-essential patents in the court of Rome, Italy, and four non-essential patents in the Tokyo district court, in Japan. The Group also commenced patent infringement proceedings against HTC in respect of seven non-essential patents in the ITC in Washington DC, the United States and ten non-essential patents in the United States district court for the southern district of California.

The Group was awarded injunctions against HTC in respect of a power control patent and patent enabling modern mobile devices to work in older networks by the district court of Mannheim, a USB functionality patent and a patent enabling the transfer of network resource information between mobile devices by the district court of Munich. The United Kingdom high court found that the Group’s patent relating to a modulator structure was valid and infringed by HTC in October 2013 and awarded an injunction. In its initial determination in September 2013, the ITC found that HTC had violated two patents which cover improvements to radio receivers and transmitters. The Tokyo district court gave a judgment in default against HTC in respect of a calendar display patent. The first two of S3’ and HTC’s actions were dismissed by the district court of Mannheim. On February 7, 2014 the parties settled all pending patent litigation between them and entered into a patent and technology collaboration agreement. HTC will make payments to the Group and the collaboration will involve HTC’s LTE patent portfolio. The full terms of the agreement are confidential.

Samsung

In 2013, the Group and Samsung agreed to extend their existing patent license agreement for five years from December 31, 2013. According to the agreement, Samsung will pay additional compensation to the Group from January  1, 2014. The amount of this compensation will be finally settled in a binding arbitration.

29. Accrued expenses, deferred revenue and other liabilities

Non-current liabilities

EURm	2014	2013
Continuing operations
Deferred IPR revenue(1)	1 573	332
Defined benefit pension obligation (Note 8)	530	237
Other	94	61
Total	2 197	63

(1)	In 2014, includes a prepayment of EUR 1 390 million relating to a ten-year mutual patent license agreement with Microsoft. Refer to Note 3, Disposals treated as discontinued operations.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	189

Notes to consolidated financial statements continued

Current liabilities

EURm	2014	2013
Continuing operations
Advance payments(1)	869	572
Deferred revenue(1)	960	604
Salaries and wages	807	710
Social security, VAT and other indirect taxes	282	312
Expenses related to customer projects	202	234
Other	512	601
Total	3 632	3 033

(1)	Advance payments and deferred revenue are presented separately in 2014 and have been separated in 2013 to conform with the current year presentation. EUR 13 million has been reclassified from other to deferred revenue in the 2013 comparative.

Other accruals include accrued discounts, royalties, research and development expenses, marketing expenses and interest expenses, as well as various amounts which are individually insignificant.

30. Commitments and contingencies

EURm	2014	2013
Collateral for own commitments
Assets pledged	10	38
Contingent liabilities on behalf of Group companies
Other guarantees(1)	673	743
Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of associated companies	13	16
Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties(2)	6	12
Other guarantees(1)	165	102
Financing commitments
Customer finance commitments(2)	155	25
Venture fund commitments	274	215

(1)	Certain rental guarantees are excluded from other guarantees in 2014 and excluded from other guarantees in 2013 for comparability purposes.
(2)	Refer to Note 35, Risk management.

The amounts represent the maximum principal amount for commitments and contingencies.

Other guarantees on behalf of Group companies include commercial guarantees of EUR 465 million (EUR 463 million in 2013) provided to certain Nokia Networks’ customers in the form of bank guarantees or corporate guarantees. These instruments entitle the customer to claim compensation from the Group for the non-performance of its obligations under network infrastructure supply agreements. Depending on the nature of the guarantee, compensation is either payable on demand or subject to verification of non-performance.

Contingent liabilities on behalf of other companies are EUR 165 million (EUR 102 million in 2013). The increase is mainly due to the transfer of guarantees in connection with the disposal of certain businesses where contractual risks and revenues have been transferred but some of the commercial guarantees remain to be re-assigned legally.

Customer financing commitments of EUR 155 million (EUR 25 million in 2013) are available under loan facilities negotiated mainly with Nokia Networks’ customers. Availability of the facility is dependent on the borrower’s continuing compliance with the agreed financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.

Venture fund commitments of EUR 274 million (EUR 215 million in 2013) are financing commitments to a number of funds making technology-related investments. As a limited partner in these funds, the Group is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	190

Financial statements

31. Contractual obligations

Payments due for contractual obligations for continuing operations at December 31, 2014 by due date are:

EURm	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Continuing operations
Long-term liabilities(1)	1	735	1 421	514	2 671
Purchase obligations(2)	832	116	9	–	957
Operating leases(3)	133	164	103	142	542
Total	966	1 015	1 533	656	4 170

(1)	Includes current maturities. Refer to Note 35, Risk management.
(2)	Includes inventory purchase obligations, service agreements and outsourcing arrangements.
(3)	Includes leasing costs for office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

Benefit payments for under-funded defined benefit plans have been excluded as they are not expected to be material in any given period in the future. Refer to Note 8, Pensions.

32. Notes to the consolidated statement of cash flows

EURm	2014	2013	2012
Adjustments for (1)
Depreciation and amortization	297	728	1 326
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(56)	40	(131)
Income tax (benefit)/expense	(1 281)	401	1 145
Share of results of associated companies (Note 18)	12	(4)	1
Non-controlling interests	14	(124)	(681)
Financial income and expenses	600	264	333
Transfer from hedging reserve to sales and cost of sales	(10)	(87)	(16)
Impairment charges	1 335	20	109
Gain on the Sale of the D&S Business	(3 386)	–	–
Asset retirements	8	24	31
Share-based payment	37	56	13
Restructuring related charges(2)	115	446	1 659
Other income and expenses	67	25	52
Total	(2 248)	1 789	3 841
Change in net working capital
Decrease in short-term receivables	115	1 655	2 118
(Increase)/decrease in inventories	(462)	193	707
Increase/(decrease) in interest-free short-term liabilities	1 500	(2 793)	(2 706)
Total	1 153	(945)	119

(1)	Adjustments for continuing and discontinued operations. Refer to Note 3, Disposals treated as discontinued operations.
(2)	The adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

In 2014, the convertible bonds issued to Microsoft in 2013 have been netted against the proceeds from the Sale of the D&S Business. The Group did not engage in any material non-cash investing activities in 2013 and 2012.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	191

Notes to consolidated financial statements continued

33. Principal Group companies

The Group’s significant subsidiaries at December 31, 2014 are:

Company name	Country of incorporation and place of business	Primary nature of business	Parent holding %	Group ownership interest %
Nokia Solutions and Networks B.V.	The Hague, Netherlands	Holding company	–	100.0
Nokia Solutions and Networks Oy	Helsinki, Finland	Sales and manufacturing company	–	100.0
Nokia Solutions and Networks US LLC	Delaware, USA	Sales company	–	100.0
Nokia Solutions and Networks Japan Corp.	Tokyo, Japan	Sales company	–	100.0
Nokia Solutions and Networks India Private Limited	New Delhi, India	Sales and manufacturing company	–	100.0
Nokia Solutions and Networks System Technology (Beijing) Co., Ltd.	Beijing, China	Sales company	–	100.0
Nokia Solutions and Networks Branch Operations Oy	Helsinki, Finland	Sales company	–	100.0
Nokia Solutions and Networks Korea Ltd.	Seoul, South Korea	Sales company	–	100.0
Nokia Solutions and Networks do Brasil Telecomunicações Ltda.	Sao Paolo, Brazil	Sales company	–	100.0
Nokia Solutions and Networks Technology Service Co., Ltd.	Beijing, China	Sales company	–	100.0
HERE Holding Corporation	Delaware, USA	Holding company	–	100.0
HERE Global B.V.	Veldhoven, Netherlands	Holding company	1.82	100.0
HERE Europe B.V.	Veldhoven, Netherlands	Sales and holding company	–	100.0
HERE North America LLC	Delaware, USA	Sales and development company	–	100.0
HERE Deutschland GmbH	Berlin, Germany	Development company	–	100.0
Nokia Finance International B.V.	Haarlem, Netherlands	Holding and finance company	100.0	100.0
Nokia Technologies Oy(1)	Helsinki, Finland	Sales and development company	100.0	100.0

(1)	The company was incorporated on November 26, 2014.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	192

Financial statements

34. Related party transactions

The Group has related party transactions with a pension fund, associated companies, and the management and the Board of Directors. Transactions and balances with companies over which the Group exercises control are eliminated on consolidation. Refer to Note 1, Accounting principles, and Note 33, Principal Group companies.

Transactions with pension fund

The Group has borrowings amounting to EUR 69 million (EUR 69 million in 2013) from Nokia Unterstützungsgesellschaft GmbH, the Group’s German pension fund, a separate legal entity. The loan bears interest at the rate of 6% per annum and its duration is pending until further notice by the loan counterparties who have the right to terminate the loan with a 90-day notice. The loan is included in long-term interest-bearing liabilities in the consolidated statement of financial position.

Transactions with associated companies

EURm	2014	2013	2012
Share of results of associated companies (expense)/income	(12)	4	(1)
Dividend income	–	5	–
Share of shareholders’ equity of associated companies	51	53	46
Sales to associated companies	1	6	12
Purchases from associated companies	305	178	150
Receivables from associated companies	–	–	1
Payables to associated companies	35	12	32

The Group has guaranteed a loan of EUR 13 million (EUR 16 million in 2013) for an associated company.

Management compensation

The Group announced changes to its leadership in 2013 and 2014 related to the Sale of the D&S Business which was announced on September 3, 2013. The changes in leadership were designed to provide an appropriate corporate governance structure during the interim period following the announcement of the transaction.

The Chairman of the Board of Directors, Risto Siilasmaa, and the Chief Financial Officer, Timo Ihamuotila, assumed additional responsibilities as the Interim Chief Executive Officer (“CEO”) and Interim President, respectively, from September 3, 2013 to May 1, 2014 when Rajeev Suri was appointed the President and CEO of the Group.

The following table presents compensation information for the President and CEO of the Group.

	Base salary/ fee	(1)	Cash incentive payments	Share-based payment expenses	Pension expenses
2014
Rajeev Suri, President and CEO from May 1, 2014	666 667		1 778 105	3 896 308	366 989
Risto Siilasmaa, Interim CEO from September 3, 2013 to May 1, 2014(2)	1 126 323				191 475
Timo Ihamuotila, Interim President from September 3, 2013 to May 1, 2014(3)	100 000			72 643	17 000
2013
Risto Siilasmaa, Interim CEO from September 3, 2013 to May 1, 2014(2)	500 000
Timo Ihamuotila, Interim President from September 3, 2013 to May 1, 2014(3)	150 000			12 107	42 500
Stephen Elop, President and CEO until September 3, 2013	753 911		769 217	2 903 226	263 730
2012
Stephen Elop, President and CEO until September 3, 2013	1 079 500		–	1 597 496	247 303

(1)	Base salaries are pro-rated for the time in role. Incentive payments represent full-year incentive payment earned under the Group’s short-term incentive programs. For interim roles, the base salary/fee is for the role-related responsibilities only.
(2)	Represents the value of 200 000 shares awarded as compensation for additional responsibilities, the balance of which was given in shares after deducting associated taxes and social security contributions.
(3)	Includes EUR 100 000 as compensation for additional responsibilities (EUR 150 000 in 2013). Also includes an equity grant with an approximate aggregate grant date value of EUR 250 000 in the form of Nokia stock options and Nokia restricted shares. These grants are subject to the standard terms and conditions and vesting schedules of the Group’s equity plans. Refer to Note 25, Share-based payment.

Following the completion of the Sale of the D&S Business, the composition of the Group Leadership Team changed significantly. Total remuneration awarded to the Group Leadership Team for their time as members of the Group Leadeship Team is EUR 16 234 714 (EUR 9 710 848 in 2013 and EUR 12 045 471 in 2012), consisting of base salaries, cash incentive payments and severance payments. Total share-based payment relating to equity-based awards recognized in the consolidated income statement is EUR 25 519 721 (EUR 7 913 633 in 2013 and EUR 3 213 047 in 2012). The Group Leadership Team’s share-based payment expense increased compared with 2013 as a result of final share-based payments to Stephen Elop and other Group Leadership Team members upon the termination of employment. The expense was partially offset by movements within the Group Leadership Team resulting in significant forfeitures of granted equity instruments.

The members of the Group Leadership Team participate in the local retirement programs applicable to employees in the country where they reside.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	193

Notes to consolidated financial statements continued

Board of Directors’ compensation

The annual remuneration structure paid to the members of the Board of Directors, as decided on by the Annual General Meetings in the respective years:

	2014			2013			2012
	Gross annual fee EUR	(1)	Shares received number	Gross annual fee EUR	(1)	Shares received number	Gross annual fee EUR	(1)	Shares received number
Risto Siilasmaa, Chairman from May 3, 2012(2)	440 000		31 186	440 000		77 217	440 000		70 575
Dame Marjorie Scardino, Vice Chairman until May 7, 2013	–		–	–		–	150 000		24 062
Jouko Karvinen , Vice Chairman from May 7, 2013(3)	175 000		12 403	175 000		14 374	155 000		24 860
Vivek Badrinath(4)	140 000		9 922	–		–	–		–
Bruce Brown(5)	155 000		10 986	130 000		10 678	130 000		20 850
Elisabeth Doherty(6)	140 000		9 922	140 000		11 499	–		–
Henning Kagerman(7)	–		–	155 000		12 731	155 000		24 860
Helge Lund(7)	–		–	130 000		10 678	130 000		20 850
Isabel Marey-Semper	–		–	–		–	140 000		22 454
Mårten Mickos	130 000		9 214	130 000		10 678	130 000		20 850
Elizabeth Nelson(8)	140 000		9 922	140 000		11 499	140 000		22 454
Kari Stadigh	130 000		9 214	130 000		10 678	130 000		20 850
Dennis Strigl	130 000		9 214	–		–	–		–
Total	1 580 000			1 570 000			1 700 000

(1)	Approximately 40% of each Board member’s annual compensation is paid in Nokia shares purchased from the market. The remaining approximately 60% is paid in cash. The Board members do not participate in any of Nokia’s equity programs or receive any other form of variable compensation for their duties as Board members.
(2)	Represents compensation paid for services as the Chairman of the Board. Excludes compensation paid for services as the Interim CEO. Refer to the management compensation section of this note.
(3)	Consists of EUR 150 000 for service as Vice Chairman of the Board and EUR 25 000 for services as the Chairman of the Audit Committee.
(4)	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.
(5)	Consists of EUR 130 000 for services as a member of the Board and EUR 25 000 for service as the Chairman of the Personnel Committee.
(6)	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.
(7)	Served on the Board until the Annual General Meeting in 2014.
(8)	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

Transactions with the Group Leadership Team and the Board of Directors

No loans have been granted to the members of the Group Leadership Team and the Board of Directors in 2014, 2013 or 2012.

Terms of termination of employment of the President and CEO

The President and CEO, Rajeev Suri, may terminate his service contract at any time with six months’ prior notice. The Group may terminate his service contract for reasons other than cause at any time with an 18 months’ notice period. If there is a change of control event as defined in Mr. Suri’s service contract and the service contract is terminated either by the Group without cause, or by him for “good reason”, his outstanding unvested equity awards may vest pro rata if he is dismissed within 18 months of the change in control event. If before June 30, 2016 a “limited termination event” takes place, as defined in Mr. Suri’s service contract, he will be entitled to the pro-rated value of his Nokia Networks Equity Incentive Plan options, should his employment be terminated within six months of such an event taking place.

Termination benefits of the former President and CEO

The former President and CEO, Stephen Elop, received a severance payment of EUR 24.2 million consisting of a base salary and management incentive of EUR 4.1 million, and equity awards amounting to EUR 20.1 million. According to the terms of the purchase agreement with Microsoft entered into in connection with the Sale of the D&S Business, 30% of the total severance payment amounting to EUR 7.3 million was borne by the Group and the remaining 70% was borne by Microsoft.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	194

Financial statements

35. Risk management

General risk management principles

The Group has a systematic and structured approach to risk management across business operations and processes. Key risks and opportunities are identified against business targets either in business operations or as an integral part of long- and short-term planning. Key risks and opportunities are analyzed, managed, monitored and identified as part of business performance management with the support of risk management personnel. The Group’s overall risk management concept is based on managing the key risks that would prevent the Group from meeting its objectives, rather than solely focusing on eliminating risks. The principles documented in the Nokia Risk Management Policy, which is approved by the Audit Committee of the Board of Directors, require risk management and its elements to be integrated into key processes. One of the main principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks as appropriate to their roles and duties. Risk management covers strategic, operational, financial and hazard risks. Key risks and opportunities are reviewed by the Group Leadership Team and the Board of Directors in order to create visibility on business risks as well as to enable prioritization of risk management activities. In addition to the principles defined in the Nokia Risk Management Policy, specific risk management implementation is reflected in other key policies.

Financial risks

The objective for treasury activities is to guarantee sufficient funding at all times and to identify, evaluate and manage financial risks. Treasury activities support this aim by mitigating the adverse effects on the profitability of the underlying business caused by fluctuations in the financial markets, and by managing the capital structure of the Group by balancing the levels of liquid assets and financial borrowings. Treasury activities are governed by the Nokia Group Treasury Policy approved by the Group CEO which provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management activities. Operating procedures approved by the Group CFO cover specific areas such as foreign exchange risk, interest rate risk, credit and liquidity risk as well as the use of derivative financial instruments in managing these risks. The Group is risk averse in its treasury activities.

Financial risks are divided into market risk covering foreign exchange risk, interest rate risk and equity price risk; credit risk covering business-related credit risk and financial credit risk; and liquidity risk.

Market risk

Methodology for assessing market risk exposures: Value-at-Risk

The Group uses the Value-at-Risk (“VaR”) methodology to assess exposures to foreign exchange, interest rate, and equity price risks. The VaR based methodology provides estimates of potential fair value losses in market risk-sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period. The Group calculates the foreign exchange VaR using the Monte Carlo method which simulates random values for exchange rates in which the Group has exposures and takes the non-linear price function of certain foreign exchange derivative instruments into account. The variance-covariance methodology is used to assess and measure the interest rate risk and equity price risk.

The VaR is determined using volatilities and correlations of rates and prices estimated from a one-year sample of historical market data, at a 95% confidence level, using a one-month holding period. To put more weight on recent market conditions, an exponentially weighted moving average is performed on the data with an appropriate decay factor. This model implies that within a one-month period, the potential loss will not exceed the VaR estimate in 95% of possible outcomes. In the remaining 5% of possible outcomes, the potential loss will be at minimum equal to the VaR figure and, on average, substantially higher. The VaR methodology relies on a number of assumptions such as that risks are measured under average market conditions, assuming that market risk factors follow normal distributions; future movements in market risk factors follow estimated historical movements; and the assessed exposures do not change during the holding period. Thus, it is possible that, for any given month, the potential losses at 95% confidence level are different and could be substantially higher than the estimated VaR.

Foreign exchange risk

The Group operates globally and is exposed to transaction and translation foreign exchange risks. Transaction risk arises from foreign currency denominated assets and liabilities together with foreign currency denominated future cash flows. Transaction exposures are managed in the context of various functional currencies of foreign Group companies. The Group’s foreign exchange procedures remain the same as in the previous year. Material transactional foreign exchange exposures are hedged unless hedging would be uneconomical due to market liquidity and/or hedging cost. Exposures are defined using transaction nominal values. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have a duration of less than a year. The Group does not hedge forecast foreign currency cash flows beyond two years.

As the Group has entities where the functional currency is other than the euro, the shareholders’ equity is exposed to fluctuations in foreign exchange rates. Equity changes caused by movements in foreign exchange rates are shown as currency translation differences in the Group’s consolidated financial statements. The Group may, from time to time, use forward foreign exchange contracts, foreign exchange options and foreign currency denominated loans to hedge its foreign exchange exposure arising from foreign net investments.

The Group has certain entities where the functional currency is the currency of a hyperinflationary economy. In 2014, the Group recorded an expense of EUR 17 million, mainly recognized in financial income and expenses, as a result of the Group’s hyperinflationary accounting assessment for its entity in Venezuela. The impact was not material in 2013 or 2012. Business operations in hyperinflationary economies carry a risk of future devaluation of monetary assets and liabilities. This risk cannot be hedged.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	195

Notes to consolidated financial statements continued

Currencies that represent a significant portion of the currency mix in outstanding financial instruments at December 31 are as follows:

EURm	USD	JPY	CNY	KRW
2014
Foreign exchange derivatives used as cash flow hedges, net(1)	(198)	(365)	–	–
Foreign exchange derivatives used as net investment hedges, net(2)	(1 808)	–	–	–
Foreign exchange exposure from statement of financial position items, net(3)	(2 272)	224	325	127
Foreign exchange derivatives not designated in a hedge relationship, carried at fair value through profit and loss, net(3)	1 670	(272)	(371)	(159)
Cross-currency/interest rate hedges	440	–	–	–
EURm	USD	JPY	CNY	KRW
2013
Foreign exchange derivatives used as cash flow hedges, net(1)	(409)	(232)	–	–
Foreign exchange derivatives used as net investment hedges, net(2)	(724)	(14)	(358)	(62)
Foreign exchange exposure from statement of financial position items, net(3)	(217)	36	(47)	57
Foreign exchange derivatives not designated in a hedge relationship, carried at fair value through profit and loss, net(3)	(367)	(116)	81	(94)
Cross-currency/interest rate hedges	390	–	–	–

(1)	Used to hedge the foreign exchange risk from forecasted highly probable cash flows related to sales, purchases and business acquisition activities. In some currencies, especially the U.S. dollar, the Group has substantial foreign exchange risks in both estimated cash inflows and outflows. The underlying exposures for which these hedges are entered into are not presented in the table as they are not financial instruments.
(2)	Used to hedge the Group’s net investment exposure. The underlying exposures for which these hedges are entered into are not presented in the table as they are not financial instruments.
(3)	The statement of financial position items and some probable forecasted cash flows which are denominated in foreign currencies are hedged by a portion of foreign exchange derivatives not designated in a hedge relationship and carried at fair value through profit and loss.

The VaR figures for the Group’s financial instruments which are sensitive to foreign exchange risks are presented in the table below. The VaR calculation includes foreign currency denominated monetary financial instruments such as: available-for-sale investments, loans and accounts receivable, investments at fair value through profit and loss, cash, loans and accounts payable; foreign exchange derivatives carried at fair value through profit and loss which are not in a hedge relationship and are mostly used to hedge the statement of financial position foreign exchange exposure; and foreign exchange derivatives designated as forecasted cash flow hedges and net investment hedges. Most of the VaR is caused by these derivatives as forecasted cash flow and net investment exposures are not financial instruments as defined in IFRS 7, Financial Instruments: Disclosures, and thus not included in the VaR calculation.

	2014	2013
EURm	VaR from financial instruments
At December 31	79	42
Average for the year	54	114
Range for the year	30-94	42-188

NOKIA ANNUAL REPORT ON FORM 20-F 2014	196

Financial statements

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of the consolidated statement of financial position items (price risk) or through changes in interest income or expenses (refinancing or reinvestment risk). Interest rate risk mainly arises through interest-bearing liabilities and assets. Estimated future changes in cash flows and the statement of financial position structure also expose the Group to interest rate risk. The objective of interest rate risk management is to mitigate the impact of interest rate fluctuations on the consolidated income statement, cash flow, and financial assets and liabilities whilst taking into consideration the Group’s target capital structure and the resulting net interest rate exposure.

The interest rate profile of interest-bearing assets and liabilities at December 31 is:

	2014		2013
EURm	Fixed rate	Floating rate	Fixed rate	Floating rate
Assets	3 494	4 243	4 400	4 739
Liabilities	(2 681)	(1)	(5 947)	(630)
Assets and liabilities before derivatives	813	4 242	(1 547)	4 109
Interest rate derivatives	552	(469)	954	(926)
Assets and liabilities after derivatives	1 365	3 773	(593)	3 183

The interest rate exposure is monitored and managed centrally. The Group uses the VaR methodology complemented by selective shock sensitivity analyses to assess and measure the Group’s interest rate exposure comprising the interest rate risk of interest-bearing assets, interest-bearing liabilities and related derivatives. The VaR for the interest rate exposure in the investment and debt portfolios is presented in the table below. Sensitivities to credit spreads are not reflected in the below numbers.

EURm	2014	2013
At December 31	31	42
Average for the year	32	45
Range for the year	25—54	20—84

Equity price risk

The Group’s exposure to equity price risk is related to certain publicly listed equity shares. The fair value of these investments is EUR 12 million (EUR 11 million in 2013). The VaR for the Group’s equity investments in publicly traded companies is insignificant. The private funds where the Group has investments may, from time to time, have investments in public equity. Such investments have not been included in the above number.

Other market risk

In certain emerging market countries, there are local exchange control regulations that provide for restrictions on making cross-border transfers of funds as well as other regulations that impact the Group’s ability to control its net assets in those countries.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions, as well as financial institutions, including bank and cash, fixed income and money-market investments, and derivative financial instruments. Credit risk is managed separately for business-related and financial credit exposures.

Except for the first two items in the following table, the maximum exposure to credit risk is limited to the book value of financial assets as included in the consolidated statement of financial position:

EURm	2014	2013
Financial guarantees given on behalf of customers and other third parties	6	12
Loan commitments given but not used	155	25
Outstanding customer finance loans	1	39
Total	162	76

NOKIA ANNUAL REPORT ON FORM 20-F 2014	197

Notes to consolidated financial statements continued

Business-related credit risk

The Group aims to ensure the highest possible quality in accounts receivable and loans due from customers and other third parties. The Nokia Group Credit Policy, approved by the Group President and CEO, and the related procedures approved by the Group CFO, lay out the framework for the management of the business-related credit risks. The Credit Policy and related procedures set out that credit decisions are based on credit evaluation in each business, including credit rating for larger exposures, according to defined rating principles. Material credit exposures require Group-level approval. Credit risks are monitored in each business and, where appropriate, mitigated with the use of letters of credit, collateral, insurance, and the sale of selected receivables.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and committed credits. Accounts receivable do not include any major concentrations of credit risk by customer. The top three customers account for approximately 3.5%, 2.9% and 2.8% (4.0%, 3.6% and 3.3% in 2013) of the Group’s accounts receivable and loans due from customers and other third parties at December 31, 2014. The top three credit exposures by country account for approximately 18.0%, 7.4% and 5.6% (20.9%, 6.3% and 5.7% in 2013) of the Group’s accounts receivable and loans due from customers and other third parties at December 31, 2014. The 18.0% credit exposure relates to accounts receivable in China (20.9% in 2013).

The Group has provided allowances for doubtful accounts on accounts receivable and loans due from customers and other third parties not past due based on an analysis of debtors’ credit ratings and credit histories. The Group establishes allowances for doubtful accounts that represent an estimate of expected losses at the end of the reporting period. All receivables and loans due from customers are considered on an individual basis to determine the allowances for doubtful accounts. The total of accounts receivable and loans due from customers is EUR 3 432 million (EUR 2 929 million in 2013). The gross carrying amount of accounts receivable, related to customer balances for which valuation allowances have been recognized, is EUR 1 200 million (EUR 1 075 million in 2013). The allowances for doubtful accounts for these accounts receivable as well as amounts expected to be uncollectible for acquired receivables are EUR 103 million (EUR 132 million in 2013). Refer to Note 22, Allowances for doubtful accounts.

Aging of past due receivables not considered to be impaired at December 31 is as follows:

EURm	2014	2013
Past due 1-30 days	68	53
Past due 31-180 days	42	43
More than 180 days	35	13
Total	145	109

Hazard risk

The Group strives to ensure that all financial, reputation and other losses to the Group and its customers are managed through preventive risk management measures. Insurance is purchased for risks which cannot be internally managed efficiently and where insurance markets offer acceptable terms and conditions. The objective is to ensure that hazard risks, whether related to physical assets, such as buildings, intellectual assets, such as the Nokia brand, or potential liabilities, such as product liabilities, are insured optimally taking into account both cost and retention levels. The Group purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies where available.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	198

Financial statements

Financial credit risk

Financial instruments contain an element of risk resulting from changes in the market price due to counterparties becoming less creditworthy or risk of loss due to counterparties being unable to meet their obligations. Financial credit risk is measured and monitored centrally by Group Treasury. Financial credit risk is managed actively by limiting counterparties to a sufficient number of major banks and financial institutions, and by monitoring the creditworthiness and the size of exposure continuously. Additionally, the Group enters into netting arrangements with all major counterparties, which give the Group the right to offset in the event that the counterparty would not be able to fulfill its obligations. The Group enters into collateral agreements with certain counterparties, which require counterparties to post collateral against derivative receivables.

Investment decisions are based on strict creditworthiness and maturity criteria as defined in the Treasury-related policies and procedures. As a result of this investment policy approach and active management of outstanding investment exposures, the Group has not been subject to any material credit losses in its financial investments in the years presented.

Here is a breakdown of outstanding fixed income and money market investments by sector and credit rating grades ranked as per Moody’s rating categories at December 31:

EURm	Rating(1)	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years	Total	(2)(3)
2014
Banks	Aaa	1 227					1 227
	Aa1-Aa3	162					162
	A1-A3	587		330			917
	Baa1-Baa3	332	325			1	658
	Non-rated	108				2	110
Governments	Aaa	130	556	423	26	385	1 520
	Aa1-Aa3	50		421	25	88	584
Other	Baa1-Baa3					11	11
Total		2 596	881	1 174	51	487	5 189
2013
Banks	Aaa	795					795
	Aa1-Aa3	738					738
	A1-A3	1 281					1 281
	Baa1-Baa3	826		2			828
	Non-rated	159					159
Governments	Aaa	405	193	202		111	911
	Aa1-Aa3	176	39	357			572
Other	A1-A3		11				11
Total		4 380	243	561	–	111	5 295

(1)	Bank Parent Company ratings are used here for bank groups. In some emerging markets countries, actual bank subsidiary ratings may differ from the Parent Company rating.
(2)	Fixed income and money-market investments include term deposits, structured deposits, investments in liquidity funds and investments in fixed income instruments classified as available-for-sale investments and investments at fair value through profit and loss. Liquidity funds invested solely in government securities are included under Governments. Other liquidity funds are included under Banks.
(3)	Includes EUR 11 million of restricted investments (EUR 39 million in 2013) within fixed income and money-market investments. These are restricted financial assets under various contractual or legal obligations.

98% (98% in 2013) of the Group’s cash at bank is held with banks of investment grade credit rating.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	199

Notes to consolidated financial statements continued

Financial assets and liabilities subject to offsetting under enforceable master netting agreements and similar arrangements at December 31 are:

		Gross amounts of financial liabilities/	Net amounts of financial assets/	Related amounts not set off in the statement of financial position
EURm	Gross amounts of financial assets/ (liabilities)	(assets) set off in the statement of financial position	(liabilities) presented in the statement of financial position	Financial instruments assets/(liabilities)	Cash collateral received/(pledged)	Net amount
2014
Derivative assets	241		241	124	85	32
Derivative liabilities	(174)		(174)	(124)		(50)
Total	67	–	67	–	85	(18)
2013
Derivative assets	191		191	34	66	91
Derivative liabilities	(35)		(35)	(34)		(1)
Total	156	–	156	–	66	90

The financial instruments subject to enforceable master netting agreements and similar arrangements are not offset in the consolidated statement of financial position where there is no intention to settle net or realize the asset and settle the liability simultaneously.

Liquidity risk

Liquidity risk is defined as financial distress or extraordinarily high financing costs arising from a shortage of liquid funds in a situation where outstanding debt needs to be refinanced or where business conditions unexpectedly deteriorate and require financing. Transactional liquidity risk is defined as the risk of executing a financial transaction below fair market value or not being able to execute the transaction at all within a specific period of time. The objective of liquidity risk management is to maintain sufficient liquidity, and to ensure that it is available fast enough without endangering its value in order to avoid uncertainty related to financial distress at all times.

The Group aims to secure sufficient liquidity at all times through efficient cash management and by investing in short-term liquid interest-bearing securities. Depending on its overall liquidity position, the Group may pre-finance or refinance upcoming debt maturities before contractual maturity dates. The transactional liquidity risk is minimized by entering into transactions where proper two-way quotes can be obtained from the market.

Due to the dynamic nature of the underlying business, the Group aims to maintain flexibility in funding by maintaining committed and uncommitted credit lines. At December 31, 2014 the Group’s committed revolving credit facilities totaled EUR 1 500 million (EUR 2 250 million in 2013).

Significant current long-term funding programs at December 31, 2014 are outlined below:

Issuer:	Program:	Issued
Nokia Corporation	Euro Medium-Term Note Program, totaling EUR 5 000 million	EUR 1 750 million

Significant current short-term funding programs at December 31, 2014 are outlined below:
Issuer(s):	Program:	Issued
Nokia Corporation	Local commercial paper program in Finland, totaling EUR 750 million	–
Nokia Corporation	US Commercial Paper program, totaling USD 4 000 million	–
Nokia Corporation and Nokia Finance International B.V.	Euro Commercial Paper program, totaling USD 4 000 million	–
Nokia Solutions and Networks Finance B.V.	Local commercial paper program in Finland, totaling EUR 500 million	–

NOKIA ANNUAL REPORT ON FORM 20-F 2014	200

Financial statements

The composition of interest-bearing liabilities at December 31 is:

EURm	Issuer/borrower	Final maturity	2014	2013
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	–	–
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	412	364
USD Bond 2019 (USD 1000 million 5.375%)	Nokia Corporation	May 2019	824	727
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	–	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	–	500
Prepaid liabilities(1)	Nokia Corporation Nokia Solutions and Networks Finance B.V. and Nokia	April 2014	–	1 500
Prepaid liabilities(2)	Solutions and Networks Oy	June 2014	–	958
Differences between Bond nominal and carrying values(3)	Nokia Corporation Nokia Corporation and various		21	(182)
Other liabilities(4)	subsidiaries		185	295
Total			2 692	6 662

(1)	On April 25, 2014 the Group completed the Sale of the D&S Business and EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019, and EUR 500 million 3.625% convertible bonds due September 2020, all issued by Nokia Corporation to Microsoft, were prepaid and netted against deal proceeds by the amount of principal and accrued interest.
(2)	On June 19, 2014 Nokia Solutions and Networks Finance B.V. redeemed the EUR 450 million 6.75% bonds due April 2018 and the EUR 350 million 7.125% bonds due April 2020. During the second quarter 2014, Nokia Solutions and Networks Finance B.V. prepaid the EUR 88 million Finnish Pension Loan due October 2015, the EUR 50 million R&D Loan from the European Investment Bank, the EUR 16 million Loan from the Nordic Investment Bank and cancelled the EUR 750 million Revolving Credit Facility due June 2015.
(3)	Includes mainly fair value adjustments for bonds that are designated under fair value hedge accounting and the difference between convertible bond nominal value and carrying value of the financial liability component.
(4)	Includes EUR 8 million (EUR 76 million in 2013) of non-interest-bearing liabilities relating to cash held temporarily due to the divested businesses where Nokia Networks continues to perform services within a contractually defined scope for a specified timeframe.

Upon completion of the above redemptions and cancellations, Nokia Corporation is the issuer or borrower in all material borrowings. All of these borrowings are senior unsecured and have no financial covenants.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	201

Notes to consolidated financial statements continued

The following table presents an undiscounted cash flow analysis for both financial liabilities and financial assets that are presented on the consolidated statement of financial position, and “off-balance sheet” instruments such as loan commitments, according to their remaining contractual maturity. The line-by-line analysis does not directly reconcile with the consolidated statement of financial position.

EURm	Total	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
2014
Non-current financial assets
Long-term loans receivable	38	–	–	22	–	16
Current financial assets
Current portion of long-term loans receivable	2	1	1	–	–	–
Short-term loans receivable	24	24	–	–	–	–
Investments at fair value through profit and loss	501	1	5	261	10	224
Available-for-sale investments(1)	4 806	2 609	904	926	68	299
Bank and cash	2 527	2 527	–	–	–	–
Cash flows related to derivative financial assets net settled:
Derivative contracts—receipts	127	17	(4)	27	34	53
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	4 982	4 439	54	44	445	–
Derivative contracts—payments	(4 800)	(4 355)	(38)	(17)	(390)	–
Accounts receivable(2)	2 727	2 135	592	–	–	–
Non-current financial liabilities
Long-term interest-bearing liabilities	(3 786)	(34)	(113)	(1 044)	(1 520)	(1 075)
Current financial liabilities
Current portion of long-term interest-bearing liabilities	–	–	–	–	–	–
Short-term borrowings	(115)	(113)	(2)	–	–	–
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	(101)	–	(4)	(8)	(8)	(81)
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	5 065	5 065	–	–	–	–
Derivative contracts—payments	(5 203)	(5 203)	–	–	–	–
Accounts payable	(2 313)	(2 212)	(101)	–	–	–
Contingent financial assets and liabilities
Loan commitments given undrawn(4)	(155)	(8)	(49)	(68)	(30)	–
Loan commitments obtained undrawn(5)	1 493	(1)	(2)	1 496	–	–

NOKIA ANNUAL REPORT ON FORM 20-F 2014	202

Financial statements

EURm	Total	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
2013
Non-current financial assets
Long-term loans receivable	189	1	3	34	6	145
Current financial assets Current portion of long-term loans receivable	30	4	26	–	–	–
Short-term loans receivable	94	94	–	–	–	–
Investments at fair value through profit and loss	478	1	5	261	9	202
Available-for-sale investments(1)	4 935	4 392	253	290	–	–
Bank and cash	3 676	3 676	–	–	–	–
Cash flows related to derivative financial assets net settled:
Derivative contracts—receipts	(3)	39	(11)	13	13	(57)
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	6 985	5 835	699	39	39	373
Derivative contracts—payments	(6 853)	(5 776)	(659)	(18)	(18)	(382)
Accounts receivable(2)	2 286	1 722	564	–	–	–
Non-current financial liabilities
Long-term interest-bearing liabilities	(4 894)	(35)	(161)	(561)	(1 505)	(2 632)
Current financial liabilities
Current portion of long-term interest-bearing liabilities(3)	(3 431)	(1 844)	(1 587)	–	–	–
Short-term borrowings	(185)	(185)	–	–	–	–
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	62	–	3	5	5	49
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	3 301	3 146	155	–	–	–
Derivative contracts—payments	(3 311)	(3 155)	(156)	–	–	–
Accounts payable	(1 839)	(1 701)	(138)	–	–	–
Contingent financial assets and liabilities
Loan commitments given undrawn(4)	(25)	(7)	(13)	(5)	–	–
Loan commitments obtained undrawn(5)	2 227	(4)	(10)	2 241	–	–

(1)	Instruments that include a call feature have been presented at their final maturities.
(2)	Accounts receivable maturity analysis does not include accrued receivables of EUR 703 million (EUR 615 million in 2013).
(3)	The maturity analysis of the euro-denominated convertible bonds issued to Microsoft in 2013 (total of EUR 1 500 million maturing 2018-2020) is based on the bonds being redeemed at par plus accrued interest at the close of the Sale of the D&S Business.
(4)	Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called.
(5)	Loan commitments obtained undrawn have been included based on the period in which they expire. These amounts include related commitment fees.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nokia Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under “Controls and procedures.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Oy

Helsinki, Finland

March 19, 2015

NOKIA ANNUAL REPORT ON FORM 20-F 2014	204

Financial statements

Auditor fees and services

Auditor fees and services

PricewaterhouseCoopers Oy has served as our independent auditor for each of the fiscal years in the three-year period ended December 31, 2014. The independent auditor is elected annually by our shareholders at the Annual General Meeting for the fiscal year in question. The Audit Committee of the Board makes a proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis.

The following table presents fees by type paid to PricewaterhouseCoopers for the years ended December 31:

EURm	2014	2013
Audit fees(1)	14.8	16.8
Audit-related fees(2)	0.6	10.0
Tax fees(3)	0.8	1.7
All other fees(4)	2.9	1.1
Total	19.1	29.6

(1)	Audit fees consist of fees billed for the annual audit of the Group’s consolidated financial statements and the statutory financial statements of the Group’s subsidiaries.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice on tax accounting matters; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions or divestitures; financial due diligence in connection with provision of funding to customers, reports in relation to covenants in loan agreements; employee benefit plan audits and reviews; and audit procedures in connection with investigations and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.

(3)	Tax fees include fees billed for: (i) corporate and indirect compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; (ii) transfer pricing advice and assistance with tax clearances; (iii) customs duties reviews and advice; (iv) consultations and tax audits (assistance with technical tax queries and tax audits and appeals and advice on mergers, acquisitions and restructurings); (v) personal compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); and (vi) consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers).

(4)	Other fees include fees billed for company establishment, forensic accounting, data security, investigations and reviews of licensing arrangements with customers, other consulting services and occasional training or reference materials and services.

Audit Committee pre-approval policies and procedures

The Audit Committee of the Board is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent external auditor (the “Policy”).

Under the Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in appendices to the Policy (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant M&A projects), tax and other services are subject to a specific pre-approval from the Audit Committee. All service requests concerning generally pre-approved services will be submitted to the Corporate Controller, who will determine whether the services are within the services generally pre-approved. The Policy and its appendices are subject to annual review by the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the Corporate Controller. At each regular meeting of the Audit Committee, the external auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the status and cost of those services.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	205

Other information

Contents

Exhibits	207

Glossary of terms	208

Investor information	211

Contact information	212

Signatures	213

NOKIA ANNUAL REPORT ON FORM 20-F 2014	206

Other information

Exhibits

1(1)	Articles of Association of Nokia Corporation.

4.1(2)	Share Purchase Agreement by and among Siemens AG, Siemens International Holding B.V. Nokia Finance International B.V. and Nokia Corporation dated July 1, 2013

4.2(2)	Stock and Asset Purchase Agreement by and between Nokia Corporation and Microsoft International Holdings B.V.dated September 2, 2013

6	Refer to Note 15, Earnings per share of our consolidated financial statements included in this annual report on Form 20-F, for information on how earnings per share information was calculated.

8	Refer to Note 33, Principal Group companies, of our consolidated financial statements included in this annual report on Form 20-F, for information on our significant subsidiaries.

12.1	Certification of Rajeev Suri, President and Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Timo Ihamuotila, Group Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.

(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	207

Glossary of terms

3G (Third Generation Mobile Communications): The third generation of mobile communications standards designed for carrying both voice and data generally using WCDMA or close variants.

3GPP (3rd Generation Partnership Project): Joint effort between numerous telecommunications standards development organizations, focused on developing globally applicable specifications for 3G cellular technologies, including codecs and quality of service, to which Nokia contributes.

4G (Fourth Generation Mobile Communications): The fourth generation of mobile communications standards based on LTE, offering IP data connections only and providing true broadband internet access for mobile devices. See also LTE.

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

CEM (Customer Experience Management): Software suite used to manage and improve the customer experience, based on customer, device and network insights.

Centralized RAN: Nokia Centralized RAN is an innovation that links LTE base stations into cooperative clusters that turn user device generated interference into useful traffic, which can double the uplink throughput.

Churn: Churn rate is a measure of the number of customers or subscribers who leave their service provider, e.g. a mobile operator, during a given time period.

Continuing operations: Refers to the continuing operations of Nokia following the sale of substantially all of our Devices & Services business to Microsoft. Nokia’s continuing operations include three businesses: Nokia Networks, HERE, and Nokia Technologies.

Convergence: The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence.

Core network: A combination of exchanges and the basic transmission equipment that together form the basis for network services.

Devices & Services: Nokia’s former mobile device business, substantially all of which was sold to Microsoft.

Digital: A signaling technique in which a signal is encoded into digits for transmission.

Discontinued operations: Mainly refers to those operations we divested to Microsoft.

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

EVS (Enhanced Voice Service): Speech codec reference software selected by the 3GPP, to which Nokia contributed multi-year research and development. EVS delivers vastly improved voice quality, network capacity and advanced features for voice services over LTE, and other radio access technologies standardized by 3GPP.

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

Global Delivery Center: A remote service delivery center with a pool of services experts, automated tools and standardized processes to ensure that services across the entire network life cycle are delivered to operators globally.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	208

Other information

Global Services: A segment within Nokia Networks. Global Services provides mobile operators with a broad range of services, including professional services, network implementation and customer care services.

GPS (Global Positioning System): Satellite-based positioning system that is used for reading geographical position and as a source of the accurate coordinated universal time.

GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely-accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands.

HERE: A Nokia company focused on location intelligence.

HSPA (High-Speed Packet Access): A wideband code division multiple access (WCDMA or 3G) feature that refers to both 3GPP high-speed downlink packet access and high-speed uplink packet access.

Internet of Things: All things such as cars, the clothes we wear, household appliances and machines in factories connected to the Internet and able to automatically learn and organize themselves.

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

Industrial design: Design process applied for products that will be manufactured at mass scale.

Internet Protocol: A network layer protocol that offers a connectionless internet work service and forms part of the TCP/IP protocol.

IP (Intellectual Property): Intellectual property results from original creative thought, covering items such as patents, copyright material, trademarks, as well as business models and plans.

IP Multimedia Subsystem: Architectural framework designed to deliver IP-based multimedia services on telco networks; standardized by 3GPP.

IPR (Intellectual Property Right): Legal right protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example patents, that have an economic value.

IPR licensing: Generally refers to an agreement or an arrangement where a company allows another company to use its intellectual property (such as patents, trademarks or copyrights) under certain terms.

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

LTE-A (LTE Advanced): The evolution of LTE that allows operators to use more than one spectrum band in parallel and defines a set of techniques focused on enhancing the mobile broadband user experience, as well as reducing the cost per bit.

Microcell: A cell in a mobile phone network served by a low power cellular base station covering a limited area, typically up to two kilometers wide.

Mobile broadband: Refers to high-speed wireless internet connections and services designed to be used from arbitrary locations.

Mobile Broadband: A segment within Nokia Networks. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services.

Multiradio: Able to support several different radio access technologies.

NFC (Near Field Communication): A short-range wireless technology that enables people to connect one NFC-enabled device with another, or to read an NFC tag. By bringing one NFC-enabled mobile device close to another NFC device, or to an NFC tag, people can easily share content, access information and services, or pay for goods.

NFV (Network Functions Virtualization): Principle of separating network functions from the hardware they run on by using virtual hardware abstraction.

NGOA (Next Generation Optical Access): Future telecommunications system based on fiber optic cables capable of achieving bandwidth data rates greater than 100 Mbps.

Nokia Networks: A Nokia business focused on mobile network infrastructure software, hardware and services.

Nokia Technologies: A Nokia business focused on advanced technology development and licensing.

NSN: Short for Nokia Solutions and Networks, the former name of our Nokia Networks business. From 2007, NSN was known as Nokia Siemens Networks until Nokia acquired Siemens’ 50% stake in the joint venture in 2013.

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

Packet: Part of a message transmitted over a packet switched network.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	209

Glossary of terms continued

Picocell: A small cellular base station typically covering a small area typically up to 200 meters wide. Typically used to extend coverage to indoor areas or to add network capacity in areas with very dense phone usage, such as train stations.

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

Programmable World: Our vision of the future; a world where connectivity will expand massively, linking people as well as hundreds of billions of physical objects – from cars, home appliances and smartphones, to wearables, industrial equipment and health monitors. What distinguishes the Programmable World from the Internet of Things is the intelligence that is added to data to allow people to interpret and use it, rather than just capture it.

RAN (Radio Access Network): A mobile telecommunications system consisting of radio base stations and transmission equipment.

SEPs (Standard-Essential Patents): Generally, patents needed to produce products which work on a standard, which companies declare as essential and agree to license on fair, reasonable and non-discriminatory (FRAND) terms.

Single RAN: Single RAN allows different radio technologies to be provided at the same time from a single base station, using a multi-purpose platform.

Small cells: low-powered radio access nodes (micro cells or picocell) and are a vital element to handling very dense data traffic demands. 3G and LTE small cells use spectrum licensed by the operator; WiFi uses unlicensed spectrum which is therefore not under the operator’s exclusive control.

Software Defined Networking: An approach to computer networking that decouples the network control and forwarding functions enabling the network control to become programmable and the underlying hardware to be abstracted.

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

Telco Cloud: Applying cloud computing, SDN and NFV principles in telecommunications environment, e.g. separating application software from underlying hardware with automated, programmable interfaces while still retaining telecommunications requirements such as high availability and low latency.

Transmission: The action of conveying signals from one point to one or more other points.

VDSL (Very High Bit Rate Digital Subscriber Line): A form of digital subscriber line similar to asymmetric digital subscriber line (ADSL) but providing higher speeds at reduced lengths.

VoIP (Voice over Internet Protocol): Use of the Internet protocol to carry and route two-way voice communications.

VoLTE (Voice over LTE): Required to offer voice services on an all-IP LTE network and generally provided using IP Multimedia Subsystem.

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

NOKIA ANNUAL REPORT ON FORM 20-F 2014	210

Investor information

Information on the Internet

company.nokia.com/en

Available on the internet: financial reports, members of the Nokia Group Leadership Team, other investor-related materials and events, press releases as well as environmental and social information, including our Sustainability Report, Code of Conduct, Corporate Governance Statement and Remuneration Statement.

Investor Relations contacts

investor.relations@nokia.com

Annual General Meeting

Date:         Tuesday, May 5, 2015 at 4.00pm

Address:   Messukeskus Helsinki, Expo and Convention Centre, Messuaukio 1, Helsinki, Finland

Dividend

The Board of Directors proposes to the Annual General Meeting an ordinary dividend of EUR 0.14 per share for the year 2014.

Financial reporting

Nokia’s interim reports in 2015 are planned for April 30, July 30, and October 29. The 2015 results are planned to be published in January 2016.

Information published in 2014

All Nokia’s global press releases and statements published in 2014 are available on the internet at company.nokia.com/en/news.

Stock exchanges

The Nokia Corporation share is quoted on the following stock exchanges:

	Symbol	Trading currency
Nasdaq Helsinki (since 1915)	NOK1V	EUR

New York Stock Exchange (since 1994)	NOK	USD

Documents on display

The documents referred to in this annual report on Form 20-F can be read at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

NOKIA ANNUAL REPORT ON FORM 20-F 2014	211

Contact information

Nokia Head Office

Karaportti 3

02610 Espoo

P.O. Box 226, FI-00045 Nokia Group

FINLAND

Tel. +358 (0) 10 44 88 000

Fax +358 (0) 10 44 81 002

NOKIA ANNUAL REPORT ON FORM 20-F 2014	212

Other information

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

Nokia Corporation

By: /s/ KRISTIAN PULLOLA

      Name: Kristian Pullola

      Title: Senior Vice President, Corporate Controller

By: /s/ RIIKKA TIEAHO

      Name: Riikka Tieaho

      Title: Vice President, Corporate Legal

March 19, 2015

NOKIA ANNUAL REPORT ON FORM 20-F 2014	213