Form 20-F
period 2015-12-31
NOKIA CORP
filed 2016-04-01
CIK 924613

As filed with the Securities and Exchange Commission on April 1, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 1-13202

Nokia Corporation

(Exact name of Registrant as specified in its charter)

Republic of Finland

(Jurisdiction of incorporation)

Karaportti 3 FI-02610 Espoo, Finland

(Address of principal executive offices)

Riikka Tieaho, Vice President, Corporate Legal, Telephone: +358 (0) 10 44 88 000, Facsimile: +358 (0) 10 44 81 002, Karaportti 3,

FI-02610 Espoo, Finland

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report. Shares: 3 992 863 716.

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

Innovation and possibilities

NOKIA

Nokia Annual Report on Form 20-F 2015

Cross-reference table

to Form 20-F

Form 20-F Item Number		Form 20-F Heading	Section in Document
ITEM	1	IDENTITY OF DIRECTORS, SENIOR	N/A
MANAGEMENT AND ADVISERS
ITEM	2	OFFER STATISTICS AND EXPECTED	N/A
TIMETABLE
ITEM	3	KEY INFORMATION
	3A	Selected Financial Data	General facts on Nokia—Selected financial data
	3B	Capitalization and Indebtedness	N/A
	3C	Reasons for the Offer and Use of Proceeds	N/A
	3D	Risk Factors	Operating and financial review and prospects—Risk factors
ITEM	4	INFORMATION ON THE COMPANY
	4A	History and Development of the Company	Cover page, Overview, Introduction and use of certain terms, General facts on Nokia—History of Nokia, Operating and financial review and prospects—Liquidity and capital resources, Financial statements—Notes to consolidated financial statements—Note 2, Segment information, Financial statements—Notes to consolidated financial statements—Note 4, Acquisitions
	4B	Business Overview	Business overview and organization, Operating and financial review and prospects—Principal industry trends affecting our operations, Financial statements—Notes to consolidated financial statements—Note 2, Segment information, General facts on Nokia—Government Regulation
	4C	Organizational Structure	Financial statements—Notes to consolidated financial statements—Note 2, Segment information, Financial statements—Notes to consolidated financial statements—Note 33, Principal Group companies
	4D	Property, Plants and Equipment	Business overview and organization—Networks business in 2016, Business overview and organization—Nokia Technologies in 2016, Financial statements—Notes to consolidated financial statements—Note 3, Disposals treated as Discontinued operations, Financial statements—Notes to consolidated financial statements—Note 17, Property, plant and equipment
	4A	UNRESOLVED STAFF COMMENTS	None
ITEM	5	OPERATING AND FINANCIAL
REVIEW AND PROSPECTS
	5A	Operating Results	Operating and financial review and prospects—Principal industry trends affecting operations, Operating and financial review and prospects—Results of operations, Operating and financial review and prospects—Results of segments, Financial statements—Notes to consolidated financial statements—Note 1, Accounting principles, Financial statements—Notes to consolidated financial statements—Note 35, Risk management
	5B	Liquidity and Capital Resources	Operating and financial review and prospects—Liquidity and capital resources, Financial statements—Notes to consolidated financial statements—Note 19, Fair value of financial instruments, Financial statements—Notes to consolidated financial statements—Note 20, Derivative financial instruments, Financial statements—Notes to consolidated financial statements—Note 31, Contractual obligations, Financial statements—Notes to consolidated financial statements—Note 35, Risk management
	5C	Research and Development, Patents and Licenses	Business overview and organization—Networks business in 2016—Research and development, Business overview and organization—Networks business in 2016—Patents and licenses, Business overview and organization—Nokia Technologies in 2016—Research and development, Business overview and organization—Nokia Technologies in 2016—Patents and licenses, Operating and financial review and prospects—Results of operations, Operating and financial review and prospects—Results of segments, General facts on Nokia—History of Nokia—Acquisition of Alcatel Lucent
	5D	Trends Information	Business overview and organization, Operating and financial review and prospects—Principal industry trends affecting operations
	5E	Off-Balance Sheet Arrangements	Operating and financial review and prospects—Liquidity and capital resources—Off-Balance Sheet Arrangements, Financial statements—Notes to consolidated financial statements—Note 35, Risk management
	5F	Tabular Disclosure of Contractual Obligations	Financial statements—Notes to consolidated financial statements—Note 31, Contractual obligations
ITEM	6	DIRECTORS, SENIOR MANAGEMENT
AND EMPLOYEES
	6A	Directors and Senior Management	Corporate governance—Corporate governance statement
	6B	Compensation	Corporate governance—Compensation, Financial statements—Notes to consolidated financial statements—Note 34, Related party transactions
	6C	Board Practices	Corporate governance—Corporate governance statement
	6D	Employees	Overview—Key data, Operating and financial review and prospects—Employees, Financial statements—Notes to consolidated financial statements—Note 7, Personnel expenses
	6E	Share Ownership	Corporate governance—Compensation, Corporate governance—Share ownership of the Board of Directors, the President and Chief Executive Officer and the Nokia Group Leadership Team, Financial statements—Notes to consolidated financial statements—Note 25, Share-based payments

NOKIA ANNUAL REPORT ON FORM 20-F 2015

Form 20-F Item Number		Form 20-F Heading	Section in Document
ITEM	7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A	Major Shareholders	General facts on Nokia—Shares and shareholders
	7B	Related Party Transactions	Corporate governance—Compensation, Financial statements—Notes to consolidated financial statements—Note 34, Related party transactions
	7C	Interests of Experts and Counsel	N/A
ITEM	8	FINANCIAL INFORMATION
	8A	Consolidated Statements and Other Financial Information	Financial statements, Report of independent registered public accounting firm, Operating and Financial Review and Prospects—Dividend
	8B	Significant Changes	General facts on Nokia—Selected financial data, Material subsequent events
ITEM	9	THE OFFER AND LISTING
	9A	Offer and Listing Details	General facts on Nokia—Shares and shareholders
	9B	Plan of Distribution	N/A
	9C	Markets	General facts on Nokia—Shares and shareholders
	9D	Selling Shareholders	N/A
	9E	Dilution	N/A
	9F	Expenses of the Issue	N/A
ITEM	10	ADDITIONAL INFORMATION
	10A	Share capital	N/A
	10B	Memorandum and Articles of Association	General facts on Nokia—Memorandum and Articles of Association, Other information—Exhibits
	10C	Material Contracts	General facts on Nokia—History of Nokia, Other information—Exhibits
	10D	Exchange Controls	General facts on Nokia—Controls and procedures
	10E	Taxation	General facts on Nokia—Taxation
	10F	Dividends and Paying Agents	N/A
	10G	Statement by Experts	N/A
	10H	Documents on Display	Other information—Investor information—Documents on display
	10I	Subsidiary Information	N/A
ITEM	11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Financial statements—Notes to consolidated financial statements—Note 35: Risk Management
ITEM	12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A	Debt Securities	N/A
	12B	Warrants and Rights	N/A
	12C	Other Securities	N/A
	12D	American Depositary Shares	General facts on Nokia—Shares and shareholders—Depositary fees and charges, General facts on Nokia—Shares and shareholders—Depositary payments for 2015
ITEM	13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	None
ITEM	14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	None
ITEM	15	CONTROLS AND PROCEDURES	Corporate governance—Regulatory framework—Risk management, internal control and internal audit functions at Nokia
ITEM	16A	AUDIT COMMITTEE FINANCIAL EXPERT	Corporate governance—Corporate governance statement—Main corporate governance bodies of Nokia—Committees of the Board of Directors
	16B	CODE OF ETHICS	Corporate governance—Corporate governance statement—Main corporate governance bodies of Nokia—Further information
	16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Corporate governance—Corporate governance statement—Main corporate governance bodies of Nokia—Auditor fees and services, Corporate governance—Corporate governance statement—Main corporate governance bodies of Nokia—Audit Committee pre-approval policies and procedures
	16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	N/A
	16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	General facts on Nokia—Shares and shareholders—Authorizations
	16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	None
	16G	CORPORATE GOVERNANCE	Corporate governance—Corporate governance statement—Regulatory framework
	16H	MINE SAFETY DISCLOSURE	N/A
ITEM	17	FINANCIAL STATEMENTS	N/A
ITEM	18	FINANCIAL STATEMENTS	Financial Statements
ITEM	19	EXHIBITS	Other information—Exhibits

NOKIA ANNUAL REPORT ON FORM 20-F 2015

Forward-looking statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding:

A)	our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016;

B)	our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent;

C)	expectations, plans or benefits related to our strategies and growth management;

D)	expectations, plans or benefits related to future performance of our businesses;

E)	expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent;

F)	expectations regarding market developments, general economic conditions and structural changes;

G)	expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins;

H)	timing of the deliveries of our products and services;

I)	expectations and targets regarding collaboration and partnering arrangements, as well as our expected customer reach;

J)	outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities;

K)	expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and
L)	statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to:

1)	our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth;

2)	our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently;

3)	our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities;

4)	our dependence on general economic and market conditions and other developments in the economies where we operate;

5)	our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry;

6)	our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others;

7)	our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner;

8)	our dependence on a limited number of customers and large multi-year agreements;

9)	Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market;

10)	our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use;

11)	our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties;

12)	our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches;

13)	Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned;

14)	our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations;

15)	the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes;

16)	our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets;

17)	our ability to retain, motivate, develop and recruit appropriately skilled employees;

18)	our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically- concentrated production sites;

19)	the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses;

20)	exchange rate fluctuations;

21)	inefficiencies, breaches, malfunctions or disruptions of information technology systems;

NOKIA ANNUAL REPORT ON FORM 20-F 2015

22)	our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings;

23)	uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period;

24)	our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto;

25)	our involvement in joint ventures and jointly-managed companies;

26)	performance failures by our partners or failure to agree to partnering arrangements with third parties;

27)	our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent;

28)	adverse developments with respect to customer financing or extended payment terms we provide to customers;

29)	the carrying amount of our goodwill may not be recoverable;

30)	risks related to undersea infrastructure;

31)	unexpected liabilities with respect to pension plans, insurance matters and employees; and

32)	unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, post- retirement, health and life insurance and other employee liabilities or higher than expected transaction costs, as well as the risk factors specified on pages 69 to 87 of this annual report on Form 20-F under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Introduction and use

of certain terms

Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this annual report on Form 20-F, any reference to “we,” “us,” “the Group” or “Nokia” means Nokia Corporation and its subsidiaries on a consolidated basis and which refers generally to Nokia’s Continuing operations, except where we separately specify that the term means Nokia Corporation or a particular subsidiary or business segment only or the Discontinued operations, and except that references to “our shares”, matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation.

Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this annual report on Form 20-F, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, and references to “dollars”, “US dollars”, “USD” or “$” are to the currency of the United States. Solely for the convenience of the reader, this annual report on Form 20-F contains conversions of selected euro amounts into US dollars at specified rates, or, if not so specified, at the rate of 1.0859 US dollars per euro, which was the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Nokia Corporation furnishes Citibank, N.A., as Depositary, with consolidated financial statements and a related audit opinion of our independent auditors annually. These financial statements are prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union (“IFRS”). In accordance with the rules and regulations of the SEC, we do not provide a reconciliation of net income and shareholders’ equity in our consolidated financial statements to accounting principles generally accepted in the United States, or US GAAP. We also furnish the Depositary with quarterly reports containing unaudited financial information prepared on the basis of IFRS, as well as all notices of shareholders’ meetings and other reports and communications that are made available generally to our shareholders. The Depositary makes these notices, reports and communications available for inspection by record holders of American Depositary Receipts (“ADRs”), evidencing American Depositary Shares (“ADSs”), and distributes to all record holders of ADRs notices of shareholders’ meetings received by the Depositary.

In addition to the materials delivered to holders of ADRs by the Depositary, holders can access our consolidated financial statements, and other information included in our annual reports and proxy materials, at company.nokia.com/financials. This annual report on Form 20-F is also available at company.nokia.com/financials as well as on Citibank’s website at http://citibank.ar.wilink. com (enter “Nokia” in the Company Name Search). Holders may also request a hard copy of this annual report by calling the toll-free number 1-877-NOKIA-ADR (1-877-665-4223), or by directing a written request to Citibank, N.A., Shareholder Services, PO Box 43077, Providence, RI 02940-3081, United States. With each annual distribution of our proxy materials, we offer our record holders of ADRs the option of receiving all of these documents electronically in the future.

NOKIA ANNUAL REPORT ON FORM 20-F 2015

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, we are at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, we are uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things ("IoT").

Our transformation continued as we announced our acquisition of Alcatel Lucent in a deal that, in early 2016, made us the leading player in multiple technology categories, including 4G ("LTE"), 5G, IP, optical and fixed networks.

Our two main businesses in 2015, Nokia Networks, a top provider of mobile connectivity infrastructure and services, and Nokia Technologies, our driver of future innovation and licensing (Nokia Networks and Nokia Technologies, together "Continuing operations"), further demonstrated their leadership in their respective fields with solid financial performances.

The strength of our businesses puts us in good stead as we move forward to make the large and necessary investments to successfully address the surmountable challenges ahead of us—the huge demand on network performance and access and the need to simplify, optimize and automate the complex flow of data across the network.

We closed 2015 in a position of strength, a reflection not only on how we executed on a day-to-day basis but of the values that underpin our actions.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	01

Nokia at a glance

2015: A year of transformation

The year 2015 marked our 150th anniversary as a company—an accomplishment that few others can match.

We believe this longevity has been due to a variety of factors, including a capacity for intelligent adaptation, a pedigree for innovation, a focus on the human aspects of technology, and a track record for executing on our strategic goals.

This past year is a prime example of these factors combining to make 2015 another year of transformation.

Acquisition of Alcatel Lucent and divestment of our HERE business

Our acquisition of Alcatel Lucent, announced in April 2015, has produced a new leader in next-generation technologies for the Programmable World. It was made possible due to the hard work and dedication of our employees who ensured that we were able to close the deal in early January, 2016, faster than many thought possible. Our integration planning has been thorough, allowing us to move forward as one company from January 14, 2016.

Another critical development in 2015 was the sale of HERE, our digital mapping and location services business, to a German automotive industry consortium, comprising AUDI AG, BMW Group and Daimler AG (the “Sale of the HERE Business”), in a transaction that was believed to be in the best interests of Nokia and its shareholders, its customers as well as the employees of the HERE business. The sale, valued at an enterprise value of EUR 2.8 billion, closed in December 2015.

02	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Our businesses in 2015

In 2015, through our Continuing operations, we had a global presence with operations in Europe, the Middle East & Africa, Greater China, North America, Asia-Pacific and Latin America and research and development (“R&D”) facilities in Europe, North America and Asia; and sales in approximately 130 countries. We employed approximately 56 000 people at the end of 2015.

Our Continuing operations delivered net sales in 2015 of EUR 12.5 billion with strong underlying profitability. We once again made significant targeted R&D investments, a bedrock of our success in innovation, with R&D expenditures equaling approximately EUR 2.1 billion in 2015.

Net sales 2015 by business

Net sales 2015 by region

(1)	All Nokia Technologies net sales are allocated to Finland.

Year-on-year change is in parentheses.

Derived from our financial statements which were prepared in accordance with International Financial Reporting Standards, IFRS.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	03

Nokia at a glance continued

Our businesses in 2016

The acquisition of Alcatel Lucent closed in early January 2016. After the closing, we have approximately 106 000 employees, and we have organized our networks-oriented businesses into four business groups: Mobile Networks, Fixed Networks, IP/Optical Networks and Applications & Analytics (together the "Networks business"). The Networks business is also supported by Bell Labs, our research arm and innovation driver. Additionally, we have a fifth business group, Nokia Technologies.

Mobile Networks

Our end-to-end mobile broadband products and services meet customers' ever-increasing demands for content and connectivity, scale with efficiency, and deliver high-quality, reliable mobile broadband experience.

Fixed Networks

We are the market leader in fixed access technologies, providing fiber and copper ultra-broadband solutions to telecommunication operators, cable operators, municipal governments and enterprises. Our innovations power the largest, fastest and most advanced fixed broadband networks in the world, enabling gigabit speeds over both copper and fiber.

IP/Optical Networks

We help any organization with carrier-grade needs meet the challenges of evolving network infrastructure. The shift to Cloud-based applications and the IoT is putting tremendous pressure on our customers' business models and networks. We've responded with massively scalable systems, software and services to build dynamic, high-performance IP and optical networks that connect everyone and everything to the Cloud.

04	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Overview

Applications & Analytics

Our communications software and applications help network operators, enterprises and governments accelerate innovation, gain revenue from services and give their customers a better experience.

Nokia Technologies

Nokia Technologies focuses on advanced technology development and licensing. In addition to licensing patents, we create bold new products such as OZO, the first commercially available professional virtual reality camera. We also explore brand licensing opportunities and, through our technology incubation program, develop new ideas supported by our Labs R&D team.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	05

Nokia in 2015 – Transformation for the next 150 years

January

January 5, 2015
Nokia Networks announced it had completed the business transfer of a part of the wireless network business of Panasonic System Networks Company Limited in Japan, originally announced in July 2014, aiming to enhance its existing mobile broadband capabilities.

February

February 24, 2015
Nokia launched its first zero CO_2 emission base station site product offering that cuts base station site energy consumption and CO_2 emissions by up to 70%.

April

April 15, 2015
Nokia announced its intention to acquire Alcatel Lucent, in an all-share transaction valued at EUR 15.6 billion, to create an innovation leader in next generation technology and services.

April 15, 2015
Nokia announced that it had initiated a review of strategic options for its HERE digital mapping and location services business in light of its intentions to acquire Alcatel Lucent.

May

May 12, 2015
Nokia celebrated its 150th anniversary, marking its start as a wood pulp mill in southwestern Finland in the 19th century, its rise to global prominence in mobility, and its transformation today to expand the human possibilities of the connected world.

May 27, 2015
Nokia Networks announced that it had signed an agreement to acquire Eden Rock Communications LLC, a pioneer in self-organizing networks ("SON") and creator of Eden-NET, an industry leading multivendor centralized SON solution, to enhance its SON portfolio.

June

June 1, 2015
Nokia entered the Cloud infrastructure market with the launch of a 5G-ready Airframe data center product that combines the benefits of Cloud computing technologies with the requirements of the core and radio telecommunications world.

June 16, 2015
Nokia announced that LG Electronics has agreed to take a royalty-bearing smartphone patent license from Nokia Technologies, becoming the latest of more than 60 active licensees for Nokia Technologies 2G, 3G and LTE mobile communication technologies.

July

July 20, 2015
Nokia and Korea Telecom announced a plan to set up the first IoT lab in the Republic of Korea in order to provide IoT-related technical expertise for small and medium-sized companies and to lay a strong foundation for the creation of a technological ecosystem where everyone and everything is connected.

July 29, 2015
Nokia announced the launch of OZO, the first commercially available virtual reality camera designed and built for professional content creators and the first in a planned portfolio of digital media products.

January 4&7, 2016

Nokia announced that it had gained control over Alcatel Lucent and the closing of the transaction following a successful public exchange offer for all outstanding Alcatel Lucent securities.

06	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Overview

August

August 3, 2015
Nokia announced the agreement to sell its HERE digital mapping and location services business to a German automotive industry consortium at an enterprise value of EUR 2.8 billion.

August 5, 2015
Nokia announced its new stock symbol trading code, NOKIA, on Nasdaq Helsinki as part of recognizing Nokia's 150th anniversary.

September

September 10, 2015
Nokia was included in the Dow Jones Sustainability Index as recognition for its economic, environmental and social responsibility initiatives.

October

October 7, 2015
Nokia announced the planned leadership and organizational structure for the combined Nokia and Alcatel Lucent, highlighting the progress of preparing the combined company for unified operations upon closing of the transaction.

October 21, 2015
Nokia announced that all required regulatory approvals were received to allow Nokia to proceed with its acquisition of Alcatel Lucent.

October 29, 2015
Nokia announced a EUR 7 billion capital structure optimization program consisting of approximately EUR 4 billion in shareholder distributions and approximately EUR 3 billion of de-leveraging; and announced that the targeted annual operating cost synergies of EUR 900 million related to the Alcatel Lucent transaction are expected to be achieved in 2018, one year ahead of the originally announced schedule.

November

November 4, 2015
Nokia announced that CDP, a leading global organization working with shareholders and companies to disclose greenhouse gas emissions of major corporations, gave Nokia a perfect score of 100 for its disclosure of climate change data and retained Nokia in the CDP Nordic Climate Disclosure Leadership Index for 2015.

Nokia Networks and China Mobile Research Institute announced a Memorandum of Understanding on their strategic cooperation in the evolution and development of 5G.

December

December 2, 2015
Nokia's shareholders showed their overwhelming support for the acquisition of Alcatel Lucent by an astounding margin of 99.5% at the Extraordinary General Meeting.

December 4, 2015
Nokia announced the closing of the sale of HERE to a German automotive industry consortium.

January 14, 2016

Nokia and Alcatel Lucent celebrated their first day of combined operations, marking the completion of Nokia's latest transformation and the creation of a global leader in technology and services for a connected world.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	07

Key data

Net sales 2015

€12.5bn

Diluted EPS 2015

€0.31

Operating profit 2015

€1.7bn

Net cash at December 31, 2015

€7.8bn

Net sales (€m)

The following table sets forth summary financial and non-financial information for the years ended December 31, 2015 and 2014 for our Continuing operations. This data has been derived from our consolidated financial statements, which are included in this annual report on Form 20-F.

For the year ended December 31	2015 EURm	2014 EURm	Change
Net sales	12 499	11 762	6%
Nokia Networks	11 490	11 198	3%
Nokia Technologies	1 024	578	77%
Gross margin	43.6%	41.7%	190bps
Operating profit	1 688	1 412	20%
Nokia Networks	1 096	1 210	(9)%
Nokia Technologies	719	343	110%
Group Common Functions	(127)	(142)	(11)%
Operating margin	13.5%	12.0%	150bps
Financial income and expenses	(177)	(401)	(56)%
Income tax (expense)/benefit	(346)	1 719	–
Profit	1 194	2 718	(56)%
Earnings per share (“EPS”), EUR diluted	0.31	0.67	(54)%
Average number of employees
Nokia Networks	55 509	50 557	10%
Nokia Technologies	596	650	(8)%
Group Common Functions	585	292	100%
Total	56 690	51 499	10%
Net sales by region
Europe	3 813	3 493	9%
Middle East & Africa	1 177	1 053	12%
Greater China	1 712	1 380	24%
Asia-Pacific	3 230	3 289	(2)%
North America	1 594	1 538	4%
Latin America	973	1 009	(4)%
Total	12 499	11 762	6%

08	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Organizational structure and

reportable segments in 2015

In 2015, we had two main businesses (Nokia Networks and Nokia Technologies) following the Sale of the HERE Business. For financial reporting purposes we had three operating and reportable segments: Mobile Broadband and Global Services (both within Nokia Networks), and Nokia Technologies.

The HERE business was reported as Discontinued operations from the third quarter of 2015 onwards. Refer to “Business overview—Discontinued operations”.

Organizational structure and reportable segments in 2016

In 2016, we have five business groups: Mobile Networks, Fixed Networks, IP/Optical Networks and Applications & Analytics; as well as Nokia Technologies.

In China, Alcatel Lucent has a joint venture Alcatel Lucent Shanghai Bell (“ASB”). ASB is the first foreign-invested company limited by shares in China, owned by Alcatel Lucent (50% plus one share) and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”, 50% minus one share). ASB provides end-to-end telecommunication solutions and services for customers in China and worldwide.

In August 2015, Nokia and China Huaxin signed a memorandum of understanding (“MoU”) confirming their intention to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and ASB into a new joint venture. As agreed under the MoU, Nokia expects to hold 50% plus one share in the new joint venture, with China Huaxin holding the remaining shares. Fair value compensation would be received for the contribution of relevant assets to the joint venture. The new joint venture is expected to be a strong national asset based in China capable of delivering value for both parties.

Nokia China and ASB are leaders in the Chinese telecommunications infrastructure market and both are long-standing contributors to the development of China and innovation in the country. The new joint venture is planned to operate under the English name of Nokia Shanghai Bell and would be registered in the China (Shanghai) Pilot Free Trade Zone. The new joint venture would have one board of directors, one management team, unified customer and business functions, as well as an integrated product portfolio and R&D platform.

For financial reporting purposes, from the first quarter 2016, we intend to align our financial reporting under three reportable segments: (i) Ultra Broadband Networks comprising Mobile Networks and Fixed Networks, (ii) IP Networks and Applications comprising IP/Optical Networks and Applications & Analytics, all within our Networks business, and (iii) Nokia Technologies.

Additionally, we intend to disclose segment-level data for Group Common and Other, which comprises Group-wide support functions and certain unallocated businesses.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	09

Business overview

A global leader in technology and services for a connected world

10	NOKIA ANNUAL REPORT ON FORM 20-F 2015

NOKIA ANNUAL REPORT ON FORM 20-F 2015	11

Letter from the

President and CEO

Profit before tax from Continuing operations in 2015 €1.5bn Capital structure optimization program €7bn Planned shareholder distributions €4bn

In 2015, we celebrated our 150th anniversary. In a sector full of start-ups and companies that come and go every year, that is a remarkable achievement. And, despite our age, we are certainly showing no signs of slowing down.

Our acquisition of Alcatel Lucent is an industry-changing event and opens exciting new opportunities for us and our customers. The transaction makes financial and strategic sense on every level. It also does something more: it enables us to pursue our vision to expand the human possibilities of the connected world. In this rapidly approaching world, where everyone and everything will be connected, we are positioned both to do well and do good.

The new Nokia comprises five business groups: Mobile Networks, Fixed Networks, IP/Optical Networks, Applications & Analytics and Nokia Technologies. These groups start from a position of strength, including many number one positions in our key market segments. Further, these groups together give us the broad scope necessary to provide our customers with smarter, more efficient and more agile networks.

The acquisition of Alcatel Lucent, culminating in our first day of combined operations as the new Nokia on January 14, 2016, also gives us a stronger position in many regions. In North America we became the market leader; in China we are the largest vendor headquartered outside the country; in Europe, Latin America and Middle East and Africa we have roughly doubled our size.

Another critical development in 2015 was the sale of HERE—our digital mapping and location services business—to a German automotive industry consortium in December. HERE is a well-established business that we believe will go on to be very successful.

Our cash-generating strength and commitment to creating shareholder value was reflected in our EUR 7 billion capital structure optimization program, announced in October, comprising EUR 4 billion in shareholder distributions and EUR 3 billion in de-leveraging.

These developments have had a transformational effect on our company, yet I am particularly proud of the focus that our employees demonstrated in 2015. Despite a soft start to the year, and difficult market conditions, our two continuing businesses—Nokia Networks and Nokia Technologies—again demonstrated leadership in their respective fields with solid financial and operational performances.

Business performance

In 2015, profit before tax from Continuing operations increased more than 50% to EUR 1.5 billion versus 2014 on EUR 12.5 billion in net sales, which were 6% above the year-ago period.

12	NOKIA ANNUAL REPORT ON FORM 20-F 2015

“Our acquisition of Alcatel Lucent is an industry-changing event and opens exciting new opportunities for us and our customers. It enables us to pursue our vision to expand the human possibilities of the connected world.”

Nokia Networks recorded a 2015 net sales increase of 3%, and we kept our focus on delivering strong profitability despite market conditions. In that vein, Nokia Networks’ gross margin in the final quarter of the year was an excellent 39.6%, our third consecutive quarter above 39%.

Nokia Networks’ various highlights of 2015 included our announcement with China Mobile in October for a comprehensive framework agreement, valued at more than USD 1 billion (EUR 930 million) for mobile communications equipment and services.

Nokia Technologies’ net sales for the year increased 77% to EUR 1.02 billion as a result of revenue stemming from the positive outcome of a multi-year patent arbitration process with Samsung, with operating profit similarly increasing 110% versus 2014.

The arbitration was focused on a portion of the patent portfolio of Nokia Technologies. There are a number of patents within Nokia Technologies that were not covered and, of course, we have separate patent portfolios outside Nokia Technologies that were excluded as well.

Given this, we expect to have further discussions with Samsung related to those parts of our intellectual property that were not covered by the arbitration. In time, we believe that we will generate additional revenue from Samsung in these areas.

In July, Nokia Technologies launched OZO, the first commercially-available virtual reality camera designed and built for professional content creators, and the first in a planned portfolio of digital media products. We are receiving rave reviews from Hollywood and NASA amongst others, and are excited by OZO’s prospects to transform the media landscape.

Sustainability and the year ahead

Finally, I am proud that our solid 2015 results came while achieving our sustainability objectives.

For example, we were more energy efficient in our own operations and, as a result, our greenhouse gas emissions from our offices and factories around the world decreased by 12%, including our green electricity purchases. And we launched our first ‘zero CO2 emission’ base station site offering that alone cuts base station site energy consumption and CO2 emissions by up to 70%, while remaining CO2 emissions can be reduced to zero by using renewable energy sources.

In September, we were included in the Dow Jones Sustainability Index in recognition of our economic, environmental and social responsibility; and, in November, our commitment to addressing climate change was recognized by the CDP—a leading global organization working with shareholders and companies to disclose greenhouse gas emissions of major corporations—as they included us with a perfect score of 100 in their Climate Change A-list.

These are exciting times for the new Nokia. Despite near-term challenges in our industry, we are well positioned to deliver on the three major opportunities that are ahead of us. Firstly, the convergence between fixed, mobile, and IP and optical networks where we have the talent and expertise to deliver exceptional new products and services to our customers. Secondly, the convergence between the telecommunications world and the IT world, where we are also well placed to deliver game-changing solutions.

Finally, our end-to-end capability and cutting edge research and innovation mean that we are well positioned for the rising tide of IoT products, services and business models. This position will be reinforced as we move toward a more flexible network with 5G. This new connected world will offer great potential for all of us—individuals and businesses alike. By focusing on, and expanding, the human possibilities that this new world will create, we are ideally placed for the future.

Rajeev Suri

President and CEO

NOKIA ANNUAL REPORT ON FORM 20-F 2015	13

Nokia’s role in the

Programmable World

We are playing a leading role in shaping

the new revolution in connectivity and

digitization in which everyone, everything,

everywhere are connecting.

We call this revolution the Programmable World, one in which there is renewed opportunity to positively impact people’s lives and the environment each day and improve how we access and tap the power of connectivity.

At Nokia, we are enabling a new type of network that is versatile, intelligent, and reliable in order to meet the huge demand on network performance and access; to simplify, optimize, and automate the complex flow of data across the network; and to transform the way networks, data, and technology not only connect us, but intelligently work to enrich our lives.

In the Programmable World, where everyone and everything becomes connected through data from billions of sensors everywhere via the internet, there is a fresh opportunity to positively impact the way people live and work each day—to make the world more productive, efficient, safe, healthy, smart, and sustainable.

For example, the opportunity to transform travel by connecting services with passengers and public safety; to use smart metering and intelligent energy applications to conserve resources; and to automate financial and retail services to simplify our lives.

However, we cannot just keep improving today’s networks in the same way. We need a new approach in which the network is not the limiting factor, but the enabler and accelerator with seemingly unlimited and ubiquitous bandwidth that allows new services and applications to flow without constraint.

The network needs distributed and interconnected intelligence, with enormous versatility in how its resources are controlled, and the cognitive ability to self-organize and dynamically adapt, in real time, to meet demand.

“We are enabling a new type of network that is versatile, intelligent, and reliable; able to simplify, optimize, and automate the complex flow of data; and to transform the way networks, data, and technology intelligently work to enrich our lives.”

14	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Respect is a key value of Nokia.

We work openly and

collaboratively, seeking to

earn respect from others.

At Nokia, we have always focused on designing technology in the service of people. We are driven by our vision of expanding the human possibilities of technology of the connected world. We are committed to four core strengths that distinguish how we design and deliver technology to help people thrive in the Programmable World:

1. Technology that thinks ahead

We deploy self-managing technology that works invisibly in the background, and adapts to anticipate people’s needs. The more pervasive the network becomes, the more discreetly and smartly it needs to work.

2. Making sophisticated technology simple

We select, create, and apply technology thoughtfully so that it is effortless and intuitive to use for all customers and end users, regardless of the power and complexity that lie beneath the technology.

3. Integrity of design and execution

Our technology, networks, and data, are resilient and dependable. Privacy and security are built-in from the start, not as an afterthought. Quality is designed into everything we do, from our systems, processes, and software interfaces, to the service we provide customers. Integrity is critical for creating networks for the Programmable World, and fundamental to who we are, and how we operate.

4. Grounded in real life

We are realistic about how technology works for people in their daily lives. Our innovation is focused on meeting real human needs to positively impact the everyday experience of people.

Our values

We want to be proud of what we achieve—and how we achieve it. We pursue high performance, aligned with our values. We continuously pursue this with the highest integrity, in a human, ethical and sustainable way.

Respect

Acting with uncompromising integrity, we work openly and collaboratively, seeking to earn respect from others.

Challenge

We are never complacent, ask tough questions, and push for higher performance to deliver the right results.

Achievement

We take responsibility, and are accountable for driving quality, setting high standards, and striving for continuous improvement.

Renewal

We constantly refine our skills, learn and embrace new ways of doing things, and adapt to the world around us.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	15

Nokia's strategy

Developing the world's most demanding mobile market
The South Korean market is advanced, and its consumers are demanding. We're working with the leading operators in the country to bring 5G and IoT to this dynamic market. In a joint 5G trial with SK Telecom, we achieved 19.1Gbps transmission speed over the air. We've also set up the country's first IoT lab with Korea Telecom.

16	NOKIA ANNUAL REPORT ON FORM 20-F 2015

“We can leverage the strength of our complete and converged portfolio to help our customers to capitalize on the opportunities from an industry in transition.”

We are well-positioned to lead the change in our industry, which is undergoing rapid technological development and continuous disruption, driven by some key trends:

■   Unprecedented increase of data, driven by

consumer demand for video, social networking and other Cloud-based services that are increasingly accessed through mobile devices;

■   Ongoing digitization of business processes

as well as people’s lives, generating vast quantities of data that need to be analyzed and managed, as services and entire industries become ever more connected through Cloud-based applications and IoT becomes a reality;

■   Demand and stricter guidelines for enhanced

network and application security and privacy to protect individuals, businesses, public services and national interests that are all increasingly reliant on connectivity and data;

■    The convergence of disparate network

technologies—across mobile, fixed, and IP and optical networks—to enhance network performance and profitability and simplify networking services; and

■    The convergence of telecommunications and

IT domains, as networks become increasingly virtual, managed through software applications and platforms via the Cloud, decoupled from hardware and increasingly connected to open-source ecosystems through application programming interfaces (“APIs”).

As the industry changes, so does the market opportunity. Operators are facing slowing growth of wireless subscribers, declining revenues per user from connectivity services, and ever-increasing demand for data that is driving traffic on their networks. While driving network efficiency is key, scaling the subscriber base and diversifying service provision are also critical.

In parallel, enterprises and webscale players are requiring greater flexibility with network infrastructures to adjust to the convergence of IT and telecommunications technologies, and to take advantage of the scalability and efficiency that Cloud-based software platforms offer.

To address these opportunities, we are focusing our strategy in four areas:

1. Leading in network infrastructure, converging mobile, fixed, IP and optical networks, optimized by and for the Cloud

2. Expanding in adjacencies and gaining software leadership for network optimization, service innovation, and customer experience enhancement

3. Diversifying by providing network performance and flexibility for large-scale enterprises

4. Leveraging new business opportunities created through the Internet of Things

All the use cases outlined below will provide opportunities for new business models for the players in the IoT ecosystem and create new pockets of revenue growth for network vendors such as us. We believe we can leverage the strength of our complete and converged portfolio of network infrastructure, software, services and advanced technologies, to help our customers—telecommunications operators, governments, enterprises and webscale players—to capitalize on the opportunities from an industry in transition.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	17

Nokia’s strategy continued

1 Leading in network infrastructure, converging mobile, fixed, IP and optical networks, optimized by and for the Cloud		2 Expanding in adjacencies and gaining software leadership for network optimization, service innovation, and customer experience enhancement

With a complete portfolio spanning mobile, fixed and IP and optical networks, we are a global market leader in network infrastructure for telecommunications operators. We will continue to drive profitability by extracting cost through our ultra-lean operating model. We will also enhance network efficiency and performance by converging technologies from across our business groups to create one seamless network for all services. By maximizing the synergies across our products and services—e.g., copper, fiber, LTE, and, in the future, 5G—we will give our customers the flexibility to create customized broadband access solutions to the most economical point.	Other areas in which we will leverage our converged portfolio are Software Defined Networks (“SDN”), Cloud transformation, and backhaul solutions. Furthermore, we will enhance our leadership through innovation in next-generation technologies: 5G in mobile networks, TWDM-PON and XG-FAST in fixed networks, and 400G/1TB-transport in optical networks.	Our goal is to lead in the network software platforms that will help our customers extract greater value from their network infrastructure. We are building a coherent suite of software and services that bring together Network Function Virtualization (“NFV”), SDN, and advanced applications and analytics, to enable customers to more easily manage, scale, automate, secure, and monetize their networks through intuitive Cloud-based applications.	We have strong products and services in this area including subscriber management, device management, IP Multimedia Subsystems, and Customer Experience Management, which further build our strong operator customer relationships and leverage our infrastructure expertise; and with CloudBand and Nuage Networks products, our software expertise extends into the enterprise market. Furthermore, we are developing transversal platforms for security in IoT for connectivity management and application enablement, as well as for analytics to provide network, customer, and business intelligence.

18	NOKIA ANNUAL REPORT ON FORM 20-F 2015

3 Diversifying by providing network performance and flexibility for large-scale enterprises	4 Leveraging new business opportunities created through the Internet of Things

The increasing digitization of enterprises offers growth opportunities beyond a core customer base of telecommunications operators.

We are focused on serving the needs of webscale players, technology-centric fortune 500 enterprises and public sector bodies that require high performance networks and seek to take advantage of the convergence of telecommunications and IT technologies. More specifically, we are building on the SDN expertise of Nuage Networks to further enter the Enterprise Datacenter business, leveraging our IP and optical assets to increase our presence in key industry verticals, such as utilities and transport.

We are also deploying our expertise in LTE to capture a greater share of mobile networks in the public safety market, and offering our software platforms to enterprise customers.	Our strategy is guided by our vision of the Programmable World—a world in which connectivity will greatly expand and link people and billions of physical objects. In this world automated analytics will both improve and simplify people’s lives, reduce costs and optimize business operations. For instance, we envision widespread use of autonomous driving cars that offer the promise of reducing road fatalities significantly and optimizing traffic flows; smart monitoring systems for utilities, decreasing the waste of precious resources such as water and energy; smart cities, optimizing traffic flows and energy consumption; digital health applications to offer patients remote monitoring and preventive care benefits; increasing the well-being of humans; traffic management systems for drones to increase public safety and drone reliability; public safety applications for positioning and augmented reality, to improve first responders’ work processes and, thus, increase the chances of survival of accident victims and the safety of the first responders; and virtual reality, enabling unprecedented experiences.	The IoT plays a pivotal role in translating our vision into a reality. It creates new opportunity in all customer and technology segments, and we have a two-fold strategy to capitalize on these opportunities. Firstly, we are designing, building, and optimizing network infrastructure to meet the increased and diverse performance requirements that will enable the IoT: scalable, flexible, Cloud-based, efficient, and secure. To meet the requirements of IoT, mass communication and low-latency communication are critical. Hence, we are creating a strong portfolio of IoT connectivity solutions that adapt to specific customer needs, from LTE-based mobile edge computing, to narrowband IoT, LTE-M, and 5G. Moreover, we provide solutions for IoT core, security and platforms, to enable a broad array of uses. Secondly, we are building an ecosystem of products and services that will enable the specific use cases in the areas of connected mobility, public safety, digital health, connected industry, and smart cities.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	19

Operational governance

and leadership

We have a strong and experienced leadership

team that brings together leaders with many

years of experience in telecommunications and

technology, finance, sales and operations and

various other business disciplines.

The diversity of business backgrounds of the Nokia Group Leadership Team (the “Group Leadership Team”) members has been integral to the transformation of Nokia into an industry and innovation leader in next-generation technology and services in recent years.

The Nokia Group Leadership Team is responsible for all group-level issues, including our strategy and the overall business portfolio.

20	NOKIA ANNUAL REPORT ON FORM 20-F 2015

+	For the full biographies of the Group Leadership Team, see pages 22 to 23 and 99 to 101

NOKIA ANNUAL REPORT ON FORM 20-F 2015	21

Operational governance

and leadership continued

Members of the Nokia Group

Leadership Team

The Group Leadership Team, chaired by Rajeev Suri, comprises the following thirteen (13) members; the President and Chief Executive Officer (“President and CEO”), five (5) business group leaders and seven (7) unit leaders:

Rajeev Suri

b. 1967

President and CEO of Nokia Corporation

With more than 26 years of international experience, Rajeev is a leader with a passion for creating value and delivering technologies that have a positive impact on people’s lives. He joined Nokia in 1995 and has held numerous executive roles in the company, including leading the complete turnaround of Nokia Solutions and Networks. As President and CEO of Nokia, he has helped transform Nokia into a global leader in the technologies that connect people and things. Under Rajeev’s leadership Nokia has seen significant transformational steps including the acquisition of Alcatel Lucent and an increase in market capitalization. He also serves as a member of UN Broadband Commission for Sustainable Development.

Rajeev holds a Bachelor of Engineering (Electronics and Communications) from Manipal Institute of Technology, India.

Samih Elhage

b. 1961

President of Mobile Networks

Samih has more than two decades of senior experience in the telecommunications industry, with a successful track record of business transformation, establishing operational excellence in diverse global markets and creating and implementing strategies for growth and sustained profitability. He joined Nokia Siemens Networks in 2012 as Chief Operating Officer and added the role of Chief Financial Officer of Nokia Solutions and Networks to his responsibilities in 2013.

Samih holds degrees in Electrical Engineering (telecommunications) and Economics from the University of Ottawa, Canada along with a master’s degree in Electrical Engineering (telecommunications) from the École Polytechnique de Montréal, Canada.

Federico Guillén

b.1963

President of Fixed Networks

Federico has over 25 years of experience in the telecommunications industry, most recently as President of Fixed Networks at Alcatel Lucent. Prior to this role, he was General Manager of Alcatel Lucent Spain and head of the Telefónica Global account team.

Federico holds a Master’s Degree in Switching & Communication Architectures from ETSIT at Universidad Politécnica de Madrid, Spain, as well as Masters in International Management from ESC Lyon and Alcatel, France.

Basil Alwan

b. 1962

President of IP/Optical Networks

Basil served previously as Alcatel Lucent’s President of IP Routing and Transport, a business that grew over the years into the #2 market position in service provider IP/MPLS routing, with over 400 customers in more than 120 countries. He joined Alcatel Lucent in 2003 following the company’s acquisition of privately held TiMetra Networks, a Silicon Valley based start-up focused on routers for IP/MPLS, networks where he was founder and served as President and CEO.

Basil holds a Bachelor’s Degree in Computer Engineering from the University of Illinois at Urbana-Champaign, the United States.

Bhaskar Gorti

b. 1966

President of Applications & Analytics

Bhaskar oversaw the development of Alcatel Lucent’s business units that developed technologies for Cloud-based networking and virtualization, including NFV. Prior to joining Alcatel Lucent, he served as Senior Vice President and General Manager of Oracle Communications Global Business Unit from 2006 to 2015. He had previously served as Senior Vice President at Portal Software, which was sold to Oracle Corporation in 2006.

Bhaskar holds a Bachelor’s in Technology, Electrical Engineering, from National Institute of Technology, Warangal, India and a Master of Science Degree in Electric Engineering from Virginia Tech, the United States.

22	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Ramzi Haidamus

b. 1964

President of Nokia Technologies

Ramzi is a technology-licensing expert with proven business skills and a strong innovation background. Before joining Nokia, he spent 17 years helping Dolby Laboratories, Inc. grow into a world-class patent licensing organization.

Ramzi holds a BS in electrical engineering and an MS in computer engineering from the University of the Pacific, California, the United States, and has completed advanced coursework at Stanford University, the University of California at Berkeley, Harvard University, and the Center for Creative Leadership in the United States.

Timo Ihamuotila

b. 1966

Chief Financial Officer

Timo is responsible for financial matters of the Nokia Corporation including external and internal reporting, business performance reviews and capital allocation. He also oversees Investor Relations, M&A, Treasury and Nokia Growth Partners. He has been a member of the Nokia Leadership Team since 2007. Timo joined Nokia in 1993 and his responsibilities at Nokia have ranged from sales to business unit leadership and from risk management to treasury and corporate finance. He is a firm believer in a corporate culture based on strong values and vision.

Hans-Jürgen Bill

b. 1960

Chief Human Resources Officer

Hans-Jürgen has over 20 years of experience in the telecommunications industry. Prior to Nokia Siemens Networks, he held a range of diverse roles at Siemens, which he joined in 1983. When Nokia Siemens Networks was formed in 2007, Hans-Jürgen became Head of West South Europe region. He assumed the role of Head of Human Resources for Nokia Siemens Networks in 2009 and for Nokia Corporation in 2014.

Kathrin Buvac

b. 1980

Chief Strategy Officer

With over 15 years of telecommunications experience, Kathrin has helped shape Nokia Networks’ vision and strategy over the years, most recently as Vice President of Corporate Strategy. Her responsibilities include market forecasting, portfolio watch, business development and leading the company’s overall efforts in the Internet of Things. Before her current role, she served as Chief of staff to the CEO of Nokia Solutions and Networks from 2011-2013.

Kathrin previously worked at Siemens and EADS Aerospace and Defence.

Ashish Chowdhary

b. 1965

Chief Customer Operations Officer

Ashish holds over 25 years of international experience in the enterprise and telecommunications sectors and has a track record of consistently delivering strong results. He has led various regional and global organizations including Head of Global Services and Head of Customer Operations AMEA (the Asia, Middle East and Africa market) of Nokia Networks. He was also a member of the Nokia Networks leadership team from 2009 until the closing of the acquisition of Alcatel Lucent.

Barry French

b. 1963

Chief Marketing Officer

Barry joined Nokia in 2006 and was instrumental in the creation and later turnaround of Nokia’s Networks business. Previous experience includes leadership positions in technology, restructuring and politics.

Barry holds a Master’s Degree in International Affairs from Columbia University’s School of International and Public Affairs, New York, the United States.

Marc Rouanne

b. 1963

Chief Innovation & Operating Officer

Marc has more than 20 years of international management experience in the telecommunications industry, having held positions in research and development, customer operations and product management in the United States, France and Finland. He joined Nokia in 2008 from Alcatel Lucent and before that Alcatel, where he held various senior management positions. Marc has led Nokia’s Mobile Broadband Business, successfully shifting the investment focus to new technologies, opened up the company to the open ecosystem accelerating time to market, improved the company’s R&D efficiency significantly every year, and implemented a strong quality culture, working towards becoming employer of choice in each R&D site.

Maria Varsellona

b. 1970

Chief Legal Officer

Maria joined Nokia Siemens Networks in 2013 from Tetra Pak, where she was the Group General Counsel. Previously, Maria held senior legal positions in GE Oil & Gas for many years. As an admitted lawyer in Italy and England, she started her career in private practice, and she also lectured in international contract law at the University of Florence, Italy.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	23

Nokia in 2016

After the closing of the Alcatel Lucent transaction, we have five business groups: Mobile Networks, Fixed Networks, IP/Optical Networks and Applications & Analytics (the Networks business); and Nokia Technologies. This section presents an overview of the Networks business and the Nokia Technologies business group.

24	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Networks business

in 2016

Our Networks business is conducted

through its four business groups: Mobile

Networks, Fixed Networks, IP/Optical

Networks and Applications & Analytics.

Market overview

Through our comprehensive, end-to-end portfolio of products and services, we are addressing a market described as “network and IP infrastructure, software, and related services”. This market encompasses mobile network infrastructure, fixed network infrastructure, IP routing and optical networks as well as the software platforms and applications to optimize operations, business, network performance, and customer experience. While the majority of our products and services are targeted at telecommunications operators, an increasing focus is on the public sector and large scale enterprises, including webscale players and industry verticals.

Demand for our portfolio is driven by the increasing global demand for bandwidth and network capacity as people’s lives and enterprises become ever more digitized. Data-rich websites, Cloud-based applications and services, and video usage are ever more pervasive, and enterprises are increasingly digitalizing their processes and value chains. Furthermore, we see a convergence of disparate network technologies—across mobile, fixed, and IP and optical—enhancing network performance and profitability, as well as simplifying end-to-end networking services. In a similar manner, telecommunications and IT domains are increasingly converging, as networks become more virtual, managed through software applications and platforms via the Cloud. This includes software decoupled from hardware, open-source ecosystems leveraging APIs, as well as more of the intelligence moving from the core to the edges of the network to increase efficiency and decrease latency. As the only player that offers an integrated end-to-end portfolio on a global scale, we have a strong competitive position to capitalize on these opportunities.

Business overview and organization

Our Networks business is conducted through four business groups: Mobile Networks, Fixed Networks, IP/Optical Networks and Applications & Analytics. These business groups bring together deep expertise and leadership that span the key network technology areas: smart products and innovative services for mobile, fixed and IP networks, and beyond.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	25

Networks business in 2016 continued

Mobile Networks

High-quality, reliable

mobile broadband.

The Mobile Networks business group offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software, and services for telecommunications operators, enterprises and related markets/verticals such as public safety and IoT. The product portfolio includes macro radio access network (“RAN”) offerings for mobile data and voice communication using existing 2G, 3G and LTE technology, as well as evolution to the future 5G standard. Mobile Networks also brings to market a comprehensive Converged Core offering, including market-leading Subscriber Data Management and IP Multimedia Subsystem solutions, enabling all-IP communication, including Voice over LTE (“VoLTE”). The product portfolio includes small cell access as well as back haul and front haul (x-haul) solutions. Additionally, a strong Services organization within Mobile Networks supports customers with the design, deployment, optimization, operation and maintenance of mobile networks, adding value to customers through the breadth, quality, efficiency and innovation of its services across five business areas: Network Planning & Optimization, Network Implementation, Systems Integration, Managed Services and Care.

26	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Fixed Networks

More bandwidth to

more users, sooner.

The Fixed Networks business group provides copper and fiber access products, solutions and services to deliver more bandwidth to more people, faster and in a cost-efficient way. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. It consists of advanced copper based solutions such as very high rate digital subscriber line (“VDSL2”), and innovative vectoring technology to reduce cross-talk interference and improve performance. The Fixed Networks business group is leading in the development of next-generation copper technologies, such as Vplus and G.fast, allowing for even greater bandwidth to the home. The Fixed Networks business group is also developing fiber to the home solutions, such as Gigabit Passive Optical Networks (“GPON”) and leading in next-generation fiber access technologies like TWDM-PON. Additionally, digital home devices enable an enriched customer experience and smart homes. The service portfolio is comprised of deployment, maintenance and professional services such as copper and fiber broadband evolution, public switched telephone network transformation, site implementation and outside plant, as well as multi-vendor maintenance.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	27

Networks business in 2016 continued

IP/Optical Networks

Optimizing IP and optical

networks for the Cloud.

The IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. IP routers understand the global patterns of both the internet, private IP and Multiprotocol Label Switching (“MPLS”) services and intelligently route packets to the right locations. The transformation to all-IP architectures is driving demand for increasingly high capacity switching and routing. The IP/Optical Networks business group provides IP networking solutions for advanced residential, business and mobile services spanning the IP core, IP edge, mobile packet core, wireless backhaul and IP/Ethernet metro and aggregation. Furthermore, the IP/Optical Networks business group provides scalable, versatile and dynamic packet-optimized and optical transport solutions to maximize bandwidth, distance and resilience over long-haul, regional and metropolitan fiber infrastructure. Wavelength Division Multiplexing and wavelength routing are the predominant optical technologies, allowing for high data capacity by multiplexing many wavelengths over each fiber and programmability by dynamically routing wavelengths across the network. The IP and optical solutions are controlled and managed by carrier SDN and Network Management Systems that enable dynamic networking services and resource optimization over the programmable IP and optical fabric. To make the network as readily consumable and efficient as Cloud computing and storage is to IT applications, Nuage Networks offers automation and policy-based control of datacenter and branch network resources. Across all these offerings, a comprehensive service portfolio supports customers to deploy, maintain and optimize network design to accelerate the benefits of SDN, NFV, and programmable all-IP networks.

28	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Applications & Analytics

Intelligent platforms that

optimize and automate

network performance.

The Applications & Analytics business group offers carrier-grade software applications and platforms to provide operations and business support systems, build, deliver, and optimize services, enable their monetization, and to improve customer experience. These include: customer and network operations software, such as device management and multi-channel customer care with orchestration workflows and service assurance; network management and self-organizing networks solutions for multi-vendor network management, and automation to optimize network performance; communication and collaboration solutions, including Cloud-based platforms, for integrated contextual communications services targeted at operator and enterprise customers; policy and charging solutions for implementing payment plans and policies; analytics solutions and algorithms to improve business performance by maximizing the value of subscriber and network data; comprehensive, automated, and predictive security solutions to defend networks, services, end-users and IoT devices against malicious attacks; IoT platforms to develop, deliver, manage and monetize services and ecosystems; and CloudBand Cloud management and orchestration solutions enabling a unified Cloud engine and platform for NFV.

Additionally, the Networks business is supported by Bell Labs and Services.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	29

Networks business in 2016 continued

Bell Labs

Creating the technologies

shaping the future of

connectivity.

Bell Labs, our research arm, produces disruptive innovations for the next phase of human existence. This human challenge has been the charter for Bell Labs for 90 years and led to a wealth of industry redefining innovations, eight Nobel Prizes and countless other honors.

30	NOKIA ANNUAL REPORT ON FORM 20-F 2015

XG-FAST for multi-gigabit speeds over existing phone lines

We recently worked with Deutsche Telekom to test XG-FAST, an extension of our commercially available G.fast technology developed by Bell Labs. The lab trial showed speeds of over 10Gbps, around 200 times faster than today’s average residential broadband connections. With these fiber-like speeds, the technology can download a two-hour HD movie in less than ten seconds.

Services

Our Services are focused on developing innovative services, solutions and multi-vendor capabilities around the mobile, fixed and IP networks and beyond. With our full service portfolio, we address the current and future needs of our customers, including mobile network operators, enterprises, governments, transportation industries and verticals. Customer satisfaction, quality and efficiency are key in service delivery. To achieve that, we leverage a combination of local engagement with the customers, the network of two Global Delivery Centers and eight Service Delivery Hubs as well as the next-generation delivery platforms. Altogether, our service portfolio and delivery are powered by 40 000 services experts around the globe.

Sales and marketing

The Customer Operations (“CO”) organization is responsible for sales and account management across the four network-oriented business groups. The teams are active in approximately 130 countries. They ensure that we are close to our customers, both physically and in terms of understanding the local markets, and help us build and maintain our customer relationships.

The CO organization is divided into seven markets which are presented below. This structure is targeted at allowing us to gain speed and efficiency in dealing with customer requirements while preserving existing customer relationships.

■	Asia-Pacific and Japan spans a varied geographical scope, ranging from advanced telecommunications markets, such as Japan and the Republic of Korea, to developing markets including Bangladesh, Myanmar and Vietnam. We work with leading operators in the market, including Indosat, KDDI, KT, LG Uplus, NBN Australia, NTT DoCoMo, Singtel, SK Broadband, SK Telecom, Smartfren, SoftBank, Spark, StarHub, Telekom Malaysia, Telkom Indonesia, Telkomsel, VNPT and Vodafone. We have close technology cooperation with leading operators in Korea and Japan as well as two Service Delivery Hubs in Japan and Indonesia.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	31

Networks business in 2016 continued

■	In Europe, we are engaged with all the major operators, including Deutsche Telekom, MegaFon, MTS Sistema, Orange, Telefónica, TeliaSonera and Vodafone Group, serving millions of customers. We have extensive R&D expertise in Europe, and some of our largest Technology Centers, which are working on future mobile broadband technologies, are based in this market. We also have a Global Delivery Center and four regional Service Delivery Hubs in Europe.

■	In Greater China, we are the number one player with headquarters outside China, and working with all the operators including China Mobile, China Telecom, China Tower and China Unicom. We also have extended our market presence to the public and enterprise sectors including railways and public security. In Taiwan, we work with all major operators including Chunghwa Telecom and Taiwan Mobile. In China, we have five Technology Centers, one regional Service Delivery Hub as well as offices spread over 40 mega cities and provinces.

■	In India, we are a strong supplier and service provider to the leading public and private operators. We have a Global Delivery Center, a Service Delivery Hub and a Global Technology Center in India.
■	In Latin America, less than 10% of the population use LTE services, and high speed fixed broadband is still in its early phase. With an aim of providing broadband services to the population of over 600 million people in the area, we supply ultra-competitive solutions to all major operators, América Móvil, AT&T, Oi, Telefónica, Telmex and Tim in the region, as well as local operator groups such as Avantel, Milicom, Nuevatel and Personal.

■	In Middle East and Africa we have built a position of considerable strength, with our work alongside leading operators such as Airtel, du, Etisalat, Maroc Telecom, Mobily, MTN, Ooredoo, Orange, OTA Djezzy, Smile, STC, Telkom, Vodacom and Zain among our key customers in the market.

■	In North America, we count all the major operators as key customers. We also deliver advanced IP networking, ultra-broadband access, and Cloud technology solutions to a wide arrange of customers, including local service providers, cable operators, large enterprises, state and local governments, utilities, and many others. North America is also home to the company’s most important and thriving innovation practices—from the renowned Bell Labs headquarters in Murray Hill, New Jersey, to our development labs in Silicon Valley.

TWDM-PON powers the first

10-gigabit community in the United States

EPB Fiber Optics, Chattanooga’s municipal utility, launched the world’s first community-wide 10-gigabit internet service. This is powered by our TWDM-PON fiber technology, which uses many wavelengths to provide more capacity, and is available to every home and business in EPB’s service area.

32	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Research and development

The Chief Innovation and Operating Office (“CIOO”) is responsible for innovation steering in Nokia. Within the CIOO, the Chief Technology Office (“CTO”) and Bell Labs organization are responsible for our research agenda and research portfolio. The CIOO develops disruptive technologies, incubates these technologies into novel prototype systems and solutions and then launches these via the business groups to generate growth and differentiation across our entire portfolio. The CIOO organization also steers innovation externally with customers, partners and governments, and has new solutions trialed in collaboration with customers and our business groups.

The four networks-oriented business groups are responsible for the product R&D within the Networks business.

The Networks business has a global network of Technology Centers, each with individual technology and competence specialties. These Technology Centers are located in China, Finland, France, Germany, India, the Philippines and the United States, among others.

We believe that the geographical diversity of our R&D network is an important competitive advantage for us. In addition, the ecosystem around each R&D site helps us to connect with experts on a global scale, and our R&D network is complemented by cooperation with universities and other research facilities.

As a result of its investments in R&D, our Networks business is one of the largest R&D investors in the telecommunications industry. We expect these capabilities to enable it to continue to drive innovation in the dynamic telecommunications sector, where product development constantly needs to improve in speed and efficiency in order to help operators cope with increasing subscriber demands and exponential data traffic growth.

Nokia Networks has a joint venture, TD Tech Communication Technologies Ltd., for development and manufacturing of TD-SCDMA and LTE technologies and related products in Beijing, Shanghai and Chengdu, China. The joint venture has supported the growth of our market position in China, and demonstrates that this partnering has been of great mutual benefit for both enterprises. Mutual customization of the most commoditized part of the portfolio allows Nokia to focus on lowering costs while producing a higher value offering.

Bell Labs, our research arm, focuses its research on key scientific, technological, engineering or mathematical areas, which require fundamental improvement in one or more dimensions, and combines these areas of research into so-called “Future X” solutions. These innovations are brought to the market through Nokia’s business groups or through technology and patent licensing. Bell Labs also engages directly with the market and customers through Bell Labs consulting.

Bell Labs’ successes over the last 90 years have been recognized with eight Nobel Prizes and many other honors, including National Medals of Science and Engineering, the Turing Prize, and the Japan Prize.

Enabling NFV with CloudBand

CloudBand is the first carrier grade NFV platform purpose-built for service providers.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	33

Networks business in 2016 continued

“We have a global network of Technology Centers, each with individual technology and competence specialties.”

Patents and licenses

Intellectual property assets are fundamental to Nokia, which now controls three distinct IP portfolios: the Nokia Networks, Alcatel Lucent and Nokia Technologies portfolios. The first two are of particular relevance to the Networks business. For information on the Nokia Technologies patent portfolio please refer to “Business Overview—Nokia Technologies—Patents and Licenses”.

The Nokia Networks portfolio includes around 3 700 patent families, comprising approximately 10 000 individual patents and patent applications, built on its work as an industry leader in R&D of wireless, broadband and transport technologies.

The Alcatel Lucent portfolio includes around 17 500 patent families, comprising approximately 47 000 individual patents and patent applications, built from the wide ranging R&D activities of Alcatel Lucent, including Bell Labs, in fields such as wireless, IP networking, ultra-broadband access and Cloud technologies, and applications.

Nokia’s IPR portfolios include high-quality standard-essential patents (“SEPs”) and patent applications which have been declared to the European Telecommunications Standards Institute and other standards developing organizations as essential to standards including LTE, WCDMA, GSM and other standards. In addition, we hold copyright registrations relating to certain aspects of our products and services. We continue to drive new patent generation from R&D activities across our businesses and seek to safeguard our investments in technology through appropriate protection.

We receive and pay patent license royalties in the ordinary course of business based on existing agreements with telecommunications vendors and other third parties. We have a number of patent license agreements in place with other major companies and patent holders, and these provide us with freedom to operate with limited risk of infringing SEPs owned by others.

Competition

At present, we consider Cisco, Ericsson, Huawei and ZTE to be our main competitors in the operator infrastructure business. We also compete with technology-focused companies such as Adtran (fixed access networks), Ciena (optical network equipment) and Juniper (routing). Additionally, we consider Amdocs, IBM, Oracle and other IT companies as our competitors in the Applications & Analytics domain.

400Gbps over existing fiber network

Alcatel Lucent, now part of Nokia, and Vodafone Spain trialed transporting data at speeds of up to 400Gbps over 400km between Madrid and Zaragoza, using existing optical infrastructure.

The trial used Alcatel Lucent’s 400G technology and showed that an existing optical network can carry data at up to 17.6Tbps, doubling the current speed of fiber. It’s the equivalent of transmitting the contents of 88 Blu-ray discs in a single second, while reducing power and space consumption by half.

34	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Nokia Technologies in 2016

Technology to move us forward.

Our advanced technology development and licensing business group, Nokia Technologies, was established with two main objectives:

■   to drive growth and renewal in the existing

patent licensing business; and

■   to build new businesses for us, based

on breakthrough innovation in key

Programmable World technologies

and products.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	35

Nokia Technologies in 2016

R&D investment over the last two decades

€50bn+

Patent families

9 900

Individual patents

30 000

The first professional virtual reality camera

The OZO virtual reality camera is the first ever professional virtual reality camera for content creators. Crafted by Nokia Technologies, OZO combines the ultimate in engineering capabilities and intelligent design to offer the best virtual reality production experience.

In 2016, Nokia Technologies is operating with the following structure:

■	Patent Business: We aim to expand Nokia’s industry leading patent licensing business and manage the Nokia Technologies portfolio of approximately 9 900 patent families. Built on more than EUR 50 billion invested in R&D over the last two decades, the approximately 30 000 individual patents and patent applications cover innovations including many enabling technologies used in virtually all mobile devices used today.

■	Brand Partnerships: We aim to work with our partners to deliver Nokia-branded consumer products to the market, starting with the N1 Android tablet launched in 2015.

■	Digital Media: We focus on connecting people to stories, experiences and the world around them through immersive virtual reality capture and playback technologies, including the previously launched OZO virtual reality camera for professional content creators. Beyond OZO, Nokia Technologies expects to establish a virtual reality ecosystem (format, player licensing, new virtual reality experiences) to optimally manage virtual reality workflows and content to offer new and compelling end-user experiences (in production, distribution and consumption of virtual reality digital content).

■	Digital Health: We aim to connect people to digital solutions that can improve their health.

■	Labs: Through the R&D unit of Nokia Technologies, we seek to continue our track record of R&D leadership and innovation. Labs primarily supports the long-term Digital Media and Digital Health offering, and drives the renewal of our intellectual property portfolio.

Market overview

Nokia Technologies aims to be a leader in technology development and licensing. We see a world where billions of devices—large, small and minuscule—will connect to form intelligent systems, and we see significant potential for our own technologies and intellectual property in that world.

Business overview

Nokia Technologies develops and licenses technologies we believe will enable the Programmable World. We seek to create value from our investments by expanding our successful patent licensing program and helping other companies and organizations benefit from our innovations through our established and successful licensing business. Additionally, we are exploring the possibility of utilizing new technologies in our own future products and services.

Nokia Technologies was formed upon the closing of the Sale of the D&S Business (as defined below). The Nokia Technologies business combines a leading team from our former CTO with our world-class IPR activities. The business builds on the foundation we have established through investing cumulatively more than EUR 50 billion in R&D over the last two decades.

Innovations from our R&D activities created and shaped the fundamental technologies used in all mobile products and in multiple wireless communications technologies today. We are continuing to build on that heritage to drive further innovations in the areas of digital media and digital health.

36	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Strategy

Nokia Technologies’ strategy consists of:

1) patent licensing, focused on licensing standard-essential and other patents in the Nokia Technologies portfolio to companies in the mobile devices market and beyond;

2) technology licensing, focused on licensing proprietary technologies to enable our customers to build better products;

3) brand partnerships, to help our customers leverage the value of the Nokia brand in consumer devices; and

4) incubation, focused on developing new products and solutions in the areas of Digital Media and Digital Health; all of these activities are supported by Labs, its world-class R&D team.

Sales and marketing

Nokia Technologies has significant ongoing R&D activities and an established patent licensing program. Nokia Technologies manages intellectual property as a technology asset and seeks a return on its investments by making its innovations available to the markets through licensing activities and transactions. Nokia Technologies currently has more than 100 licensees, mainly for our SEPs. Nokia Technologies is actively engaged in sales and marketing in support of the OZO virtual reality camera and related technology solutions that enable fully immersive audio and video experiences. Nokia Technologies is also building sales and marketing capabilities to support additional consumer and business-to-business products.

Nokia Technologies sees further opportunities in licensing its proprietary technologies, intellectual property and brand assets into telecommunications and adjacent industries. Over the past ten years, we have also systematically licensed certain of our proprietary technologies, which we have decided not to reserve solely for our internal use. This has enabled numerous companies and businesses to benefit from our innovations in areas such as connectivity and imaging.

“Nokia Technologies aims to be a leader in technology development and licensing. We see a world where billions of devices will connect to form intelligent systems, and we see significant potential for our own technologies and intellectual property in that world.”

NOKIA ANNUAL REPORT ON FORM 20-F 2015	37

Nokia Technologies in 2016 continued

Breakdown of Nokia Technologies’

IP portfolio

Research and development

The Nokia Technologies team of world-class scientists and engineers has driven more than half of Nokia’s recent patent filings. The applied nature of our R&D in Nokia Technologies has resulted in various relevant and valuable inventions in technology areas, which we believe are important for emerging consumer experiences in the Programmable World, such as underlying connectivity and sensing technologies as well as codecs for virtual reality video and audio and advanced machine learning-based analytics of health data.

Nokia Technologies has R&D activities in Finland, the United Kingdom and the United States.

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

Patents and licenses

Intellectual property assets are fundamental to Nokia, which now controls three distinct IP portfolios: the Nokia Networks, Alcatel Lucent and Nokia Technologies portfolios. For information on the first two portfolios, please refer to “Business Overview—Networks business in 2016—Patents and Licenses”.

We continue to renew our patent portfolio with innovations from our strong R&D teams in Nokia Technologies.

Competition

The Nokia Technologies patent portfolio spans a number of technology categories including radio connectivity and networking, multimedia, user interface and mobile device software and hardware products. As Nokia Technologies expands its successful licensing program to cover patents which have not been broadly licensed to date, as well as proprietary technologies and other intellectual property, it could face competition from alternate technologies or solutions. However, it is too early to anticipate which of these may be significant in the future.

While several major technology companies are entering the virtual reality market, it is still nascent, and long-term trends for capture and playback solutions have not yet been identified.

38	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Discontinued operations

The two businesses below are presented as Discontinued operations in this annual report on Form 20-F.

HERE business

We sold our HERE digital mapping and location services business to a German automotive industry consortium comprising of AUDI AG, BMW Group and Daimler AG and the sale was completed on December 4, 2015.

The transaction, originally announced on August 3, 2015, valued HERE at an enterprise value of EUR 2.8 billion, subject to certain purchase price adjustments. We received net proceeds from the transaction of approximately EUR 2.55 billion at closing of the transaction.

We recorded a gain on the Sale of the HERE Business, including a related release of cumulative foreign exchange translation differences of approximately EUR 1.2 billion.

Devices & Services business

We sold substantially all of our Devices & Services business to Microsoft in a transaction that was completed on April 25, 2014 (the “Sale of the D&S Business”). We granted Microsoft a ten-year non-exclusive license to our patents and patent applications. The announced purchase price of the transaction was EUR 5.44 billion, of which EUR 3.79 billion related to the purchase of substantially all of the Devices & Services business, and EUR 1.65 billion to the ten-year mutual patent license agreement and the option to extend this agreement into perpetuity. Of the Devices & Services-related assets, our former CTO organization and our patent portfolio remained within the Nokia Group, and are now part of the Nokia Technologies business group.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	39

Operating and financial review and prospects

Our 2015 operations in a nutshell

40	NOKIA ANNUAL REPORT ON FORM 20-F 2015

NOKIA ANNUAL REPORT ON FORM 20-F 2015	41

Principal industry trends

affecting operations

Business specific trends

Networks business

We are a leading vendor in the converged networks infrastructure market, providing a broad range of different products, from the hardware components of networks used by network operators and increasingly by enterprise customers, to software solutions supporting the efficient interaction of networks, as well as services to plan, optimize, implement, run and upgrade networks. The Networks business is conducted through four business groups: Mobile Networks, Fixed Networks, IP/Optical Networks and Applications & Analytics. These business groups provide an end-to-end portfolio of hardware, software and services to enable us to deliver the next generation of leading networks solutions and services to our customers. We aim for all four business groups to be innovation leaders, drawing on our frontline R&D capabilities to deliver leading products and services for our customers, and ultimately ensure the company’s long-term value creation. For more information on the Networks business refer to “Business overview—Nokia in 2016—Networks business in 2016” above.

Industry trends

The networks industry has witnessed some important trends in recent years, affecting also our Networks business. First, the increase in the use of mobile data services and the resulting exponential increase in data traffic has led to an increased need for high performance, quality and reliability in networks. The continuing data traffic increase has, however, not been directly reflected in operators’ revenue. As a result, there is an increased need for efficiency for both operators and network infrastructure and services vendors.

Second, we are witnessing more operator consolidation driven by operators’ needs to provide a wider scope of services, especially through the convergence of disparate network technologies across mobile, fixed, and IP and optical networks. In order to improve networks in terms of coverage, capacity and quality, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. We are also seeing similar trends with cable operators, who are investing to deploy high-speed networks. Both the fixed-mobile convergence and the transition to all-IP architectures were major rationales behind the acquisition of Alcatel Lucent with its IP and optical networks and fixed-access businesses.

Third, in addition to the attempts to reduce their costs, the operators may need to increase their agility through the adoption of the emerging Telco Cloud and network virtualization technologies. Web scale players, such as Amazon and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. IP routing is at the heart of the telecommunications equipment and related services industry’s transformation, impacting fixed and mobile broadband as well as Cloud services.

Pricing and price erosion

The pricing environment intensified during the first quarter of 2015 and remained approximately at the same level throughout 2015, impacting Nokia Networks’ net sales and profitability.

Product mix

The profitability of our Networks business is also affected by product mix including the share of software in the sales mix. Products and services have varying profitability profiles. For instance, our Mobile Networks business group offers a combination of hardware, software and services. Hardware, and especially software products, generally have higher gross margins, but also require significant R&D investments, whereas the service offerings are typically labor-intensive, while carrying low R&D investment, and have relatively low gross margins compared to the hardware and software products of Mobile Networks.

Seasonality and cyclical nature of projects

Our Networks business’ sales are affected by seasonality in the network operators’ spending cycles, with generally higher sales in the fourth quarter, as compared to the first quarter of the following year. In addition to normal industry seasonality, there are normal peaks and troughs in the deployment of large infrastructure projects. The timing of these projects depends on new radio spectrum allocation, network upgrade cycles and the availability of new consumer devices and services, which in turn affects our Networks’ business sales. As an example, during the last couple of years some of the major LTE roll-outs have been largely completed. The next major technology cycle is expected to begin in 2017 when utilization of 5G technology is expected to begin, with the initial commercial deployments currently expected from 2018 onwards.

42	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Continued operational efficiency improvements

In 2015, Nokia Networks continued to focus on operational improvement across its business. In order to continue to make the Networks business more efficient and high-performing and positioned for long-term success, we aim to further strengthen our productivity, efficiency and competitive cost structure. To help to achieve this, we will bring performance excellence methodologies such as Kaizen, Lean, and Six Sigma to the operations acquired from Alcatel Lucent. The Networks business will also pursue further efficiency gains from increased automation in delivery of Global Services and in other areas, as well as continued improvements in R&D efficiency and agility.

Cost of components and raw materials

There are several important factors driving the profitability and competitiveness of our Networks business: scale, operational efficiency, and pricing and cost discipline. The costs of our networks products comprise, among others, components, manufacturing, labor and overhead, royalties and licensing fees, depreciation of product machinery, logistics and warranty and other quality costs.

Targets and priorities

Due to the acquisition of Alcatel Lucent, we believe it is not appropriate to provide an annual outlook for the Networks business at the present time, and we intend to provide our full year outlook in conjunction with our first quarter interim results announcement in May 2016. The 2016 net sales and operating margin, excluding special items and purchase price accounting-related items, are expected to be influenced by factors including:

■   a flattish capex environment in 2016 for

      our overall addressable market;

■   a declining wireless infrastructure

market in 2016;

■   competitive industry dynamics;

■    product and regional mix;

■   the timing of major network

      deployments; and

■    execution of integration and synergy

      plans.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	43

Principal industry trends

affecting operations continued

Nokia Technologies

Nokia Technologies pursues new business opportunities building on our innovations and the Nokia brand. Nokia Technologies develops and licenses cutting-edge innovations that are powering the next revolution in computing and mobility. The Nokia Technologies strategy consists of: 1) patent licensing, focused on licensing standard-essential and other patents in the Nokia Technologies portfolio to companies in the mobile devices market and beyond; 2) technology licensing, focused on licensing proprietary technologies to enable our customers to build better products; 3) brand partnerships, to help our customers leverage the value of the Nokia brand in consumer devices; and 4) incubation, focused on developing new products and solutions in the areas of Digital Media and Digital Health. All of these activities are supported by Labs, its world-class R&D team. For more information on the Nokia Technologies business, refer to “Business overview—Nokia in 2016—Nokia Technologies”.

Monetization strategies of IPR

Success in the technology industry requires significant R&D investments, with the resulting patents and other IPR utilized to protect and generate a return on those investments and related inventions. In recent years, we have seen new entrants in the mobile device industry, many of which do not have licenses to our patents. Our aim is to approach these companies by potentially using one or more means of monetization. We believe we are well-positioned to protect, and build on, our existing industry-leading patent portfolios, and consequently to increase our shareholders’ value.

We see a number of means of monetizing our innovations: on the one hand we seek to license our patent portfolios, the Nokia brand and new technological innovations to be integrated into other companies’ products and services. On the other hand, our incubation activities may also, from time to time, lead to concepts that we bring to the market ourselves as products or services like OZO, the extraordinary virtual reality camera designed and built specifically for professional content creators. Overall, we have sharpened our focus in research and product development in alignment with the strategic growth opportunities we see emerging in the areas of digital health and digital media, including preventive health care and immersive virtual reality.

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

In technology licensing the opportunities are more long-term in our view, but we will look at opportunities to license technologies developed by Nokia Technologies and delivered to partners in consumer electronics as solutions or technology packages that can be integrated into their products and services to help enable the Programmable World.

In brand licensing, we will continue to seek further opportunities to bring the Nokia brand into consumer devices, by licensing our brand and other intellectual property, as well as, for example, industrial design.

To grow each of the aforementioned business programs, it is necessary to invest in commercial capabilities to support them.

General trends in IPR licensing

In general, there has been increased focus on IPR protection and licensing, and this trend is expected to continue. As such, new agreements are generally a product of lengthy negotiations and potential litigation or arbitration, and therefore the timing and outcome may be difficult to forecast. Due to the structure of patent license agreements, the payments may be very infrequent, at times may be partly retrospective, and the lengths of license agreements can vary.

Additionally, there are clear regional differences in the ease of protecting and licensing patented innovations. We have seen some licensees actively avoiding making license payments, and some licensors using aggressive methods to collect them; both behaviors have attracted regulatory attention. We expect the discussion on the regulation of licensing to continue on both a global and a regional level. Some of those regulatory developments may be adverse to the interests of technology developers and patent owners, including us.

44	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Research, development and patent portfolio development

As the creation of new technology assets and patented innovations is heavily focused on R&D activities with long lead-time to incremental revenues, we may from time to time see investment opportunities that have strategic importance. This generally affects the operating expenses before sales reflect a return on those investments.

Targets and priorities

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, we believe it is not appropriate to provide an annual outlook for Nokia Technologies.

Nokia Group

Targets and priorities

In 2015, following our announcement to acquire Alcatel Lucent, we announced plans to target approximately EUR 900 million of net operating cost synergies to be achieved in full year 2018, compared to the combined operating costs of Nokia and Alcatel Lucent for full year 2015, excluding special items and purchase price accounting-related items. The operating cost synergies are expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

■	streamlining of overlapping products and services, particularly within the Mobile Networks business group;

■	rationalization of regional and sales organizations;

■	rationalization of overhead, particularly within manufacturing, supply chain, real estate and information technology;

■	reduction of central function and public company costs; and

■	procurement efficiencies, given the combined company’s expanded purchasing power.

In addition, we target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2016, compared to the cost of debt run rate for the combined entity at year end 2014.

Trends affecting our businesses

Exchange rates

We are a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, Japanese yen and the Chinese yuan. The magnitude of foreign exchange exposures changes over time as a function of our net sales and costs in different markets, as well as the prevalent currencies used for transactions in those markets. Refer also to “General Facts on Nokia—Selected financial data—Exchange rate data” below.

To mitigate the impact of changes in exchange rates on our results, we hedge material net foreign exchange exposures (net sales less costs in a currency). We hedge forecast net cash flows typically with up to a 12-month hedging horizon. For the majority of these hedges, hedge accounting is applied to reduce income statement volatility.

In 2015, approximately 30% of Continuing operations net sales and approximately 30% of Continuing operations costs were denominated in euro. In 2015, approximately 35% of Continuing operations net sales were denominated in US dollar, approximately 10% in Chinese yuan, and approximately 5% in Japanese yen.

During 2015, the US dollar appreciated against the euro and this had a positive impact on our net sales expressed in euros. However, the stronger US dollar also contributed to higher cost of sales and operating expenses, as approximately 30% of our total cost base was in US dollars. In total, before hedging, the appreciation of the US dollar had a positive effect on our operating profit in 2015.

During 2015, the Japanese yen appreciated against the euro and this had a positive impact on our net sales expressed in euros. However, the stronger Japanese yen also contributed to higher cost of sales and operating expenses, as approximately 5% of Continuing operations total costs were denominated in Japanese yen. In total, before hedging, the appreciation of the Japanese yen had a positive effect on our operating profit in 2015.

During 2015, the Chinese yuan appreciated against the euro and this had a positive impact on our net sales expressed in euros. However, the stronger Chinese yuan also contributed to higher cost of sales and operating expenses, as approximately 10% of Continuing operations total costs were denominated in Chinese yuan. In total, before hedging, the appreciation of the Chinese yuan had a negative effect on our operating profit in 2015.

Significant changes in exchange rates may also impact our competitive position and related price pressures through their impact on our competitors.

For a discussion of the instruments used by us in connection with our hedging activities, refer to Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F. Refer also to “Operating and financial review and prospects—Risk factors”.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	45

Results of operations

The financial information included in this “Operating and financial review and prospects” section at December 31, 2015 and 2014 and for each of the three years ended December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements included in this annual report on Form 20-F. The financial information at December 31, 2015 and 2014 and for each of the three years ended December 31, 2015, 2014 and 2013 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

Continuing operations

For the year ended December 31, 2015 compared to the year ended December 31, 2014

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2015 EURm	% of net sales	2014 EURm	% of net sales	Year-on-year change %
Net sales	12 499	100.0	11 762	100.0	6
Cost of sales	(7 046)	(56.4)	(6 855)	(58.3)	3
Gross profit	5 453	43.6	4 907	41.7	11
Research and development expenses	(2 126)	(17.0)	(1 948)	(16.6)	9
Selling, general and administrative expenses	(1 652)	(13.2)	(1 453)	(12.4)	14
Other income and expenses	13	0.1	(94)	(0.8)	–
Operating profit	1 688	13.5	1 412	12.0	20

Net sales

Continuing operations net sales in 2015 were EUR 12 499 million, an increase of EUR 737 million, or 6%, compared to EUR 11 762 million in 2014. The increase in Continuing operations net sales was attributable to higher net sales in both Nokia Networks and Nokia Technologies. The increase in Nokia Networks net sales was primarily attributable to an increase in net sales in Global Services, partially offset by the absence of non-recurring intellectual property rights (“IPR”) net sales which benefitted 2014. The increase in Nokia Technologies net sales was primarily attributable to non-recurring net sales from existing and new agreements and revenue share related to previously divested IPR, and IPR divestments; higher IPR licensing income from existing and new licensees related to settled and ongoing arbitrations; as well as Microsoft becoming a more significant intellectual property licensee following the Sale of the D&S Business. The increase in net sales was partially offset by lower licensing income from certain existing licensees that experienced decreases in handset sales.

The following table sets forth distribution of net sales by geographical area for the years indicated.

For the year ended December 31	2015 EURm	2014 EURm	Year-on-year change %
Europe(1)	3 813	3 493	9
Middle East & Africa	1 177	1 053	12
Greater China	1 712	1 380	24
Asia-Pacific	3 230	3 289	(2)
North America	1 594	1 538	4
Latin America	973	1 009	(4)
Total	12 499	11 762	6

(1)	All Nokia Technologies net sales are allocated to Finland.

Refer to “Results of segments—Nokia Networks” for the main changes in regional net sales.

Gross margin

Gross margin for Continuing operations in 2015 was 43.6% compared to 41.7% in 2014. The increase in Continuing operations gross margin was attributable to an increase in Nokia Technologies gross margin. The increase was partially offset by a slight decrease in Nokia Networks gross margin. The increase in Nokia Technologies gross margin in 2015 was primarily attributable to higher net sales. The slight decrease in Nokia Networks gross margin in 2015 was primarily attributable to a lower gross margin in Global Services, a negative mix shift attributable to a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales and the absence of non-recurring IPR net sales in Nokia Networks Other, partially offset by a higher gross margin in Mobile Broadband.

Operating expenses

Our R&D expenses for Continuing operations in 2015 were EUR 2 126 million, an increase of EUR 178 million, or 9%, compared to EUR 1 948 million in 2014. R&D expenses represented 17.0% of our net sales in 2015 compared to 16.6% in 2014. The increase in R&D expenses was primarily attributable to higher R&D expenses in Nokia Networks and to a lesser extent in Nokia Technologies. The increase in Nokia Networks R&D expenses in 2015 was primarily attributable to higher personnel expenses and increased investments in LTE, 5G, small cells and Cloud core, partially offset by continued operational improvements. The increase in Nokia Technologies R&D expenses was primarily attributable to higher investments in digital media and technology incubation, higher patent portfolio costs and higher investments in digital health. R&D expenses included purchase price accounting-related items of EUR 35 million in 2015 compared to EUR 32 million in 2014.

46	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Our selling, general and administrative expenses for Continuing operations in 2015 were EUR 1 652 million, an increase of EUR 199 million, or 14%, compared to EUR 1 453 million in 2014. Selling, general and administrative expenses represented 13.2% of our net sales in 2015 compared to 12.4% in 2014. The increase in selling, general and administrative expenses was attributable to higher selling, general and administrative expenses in Nokia Networks, and to a lesser extent in Group Common Functions and Nokia Technologies. The increase in Nokia Networks selling, general and administrative expenses was primarily attributable to higher personnel expenses, partially offset by a continued focus on cost efficiency. The increase in Group Common Functions selling, general and administrative expenses was primarily attributable to transaction and other related costs. In 2015, Group Common Functions included transaction-related costs of EUR 99 million compared to EUR 29 million in 2014. The increase in Nokia Technologies selling, general and administrative expenses was primarily attributable to the ramp-up of new businesses, increased licensing activities, and higher business support costs. Selling, general and administrative expenses included purchase price accounting-related items of EUR 44 million in 2015 compared to EUR 35 million in 2014.

Other income and expenses for Continuing operations in 2015 was a net income of EUR 13 million, an increase of EUR 107 million, compared to a net expense of EUR 94 million in 2014. The increase in other income and expenses was primarily attributable to Group Common Functions, and to a lesser extent Nokia Networks and Nokia Technologies. Group Common Functions other income and expenses in 2015 included net income of approximately EUR 100 million related to investments made through unlisted venture funds. The change in Nokia Networks other income and expenses in 2015 was primarily attributable to the absence of a EUR 31 million charge in 2014 for anticipated contractual remediation costs related to a technical issue with a third party component, lower costs related to the sale of receivables, lower net indirect tax expenses and the release of certain doubtful account allowances, partially offset by higher restructuring and associated charges. Nokia Networks other income and expenses included restructuring and associated charges of EUR 121 million in 2015 compared to EUR 57 million in 2014.

Operating profit

Our operating profit for Continuing operations in 2015 was EUR 1 688 million, an increase of EUR 276 million, or 19.5%, compared to an operating profit of EUR 1 412 million in 2014. The increase in operating profit was primarily attributable to an increase in operating profit in Nokia Technologies and a lower operating loss from Group Common Functions, partially offset by lower operating profit in Nokia Networks. Our operating profit in 2015 included purchase price accounting-related items, restructuring charges and other special items of EUR 261 million compared to EUR 188 million in 2014. Our operating margin in 2015 was 13.5% compared to 12.0% in 2014.

Financial income and expenses

Financial income and expenses for Continuing operations was a net expense of EUR 177 million in 2015 compared to a net expense of EUR 401 million in 2014, a decrease of EUR 224 million, or 56%. The lower net financial expense in 2015 was primarily attributable to the absence of a financial expense of EUR 123 million relating to the redemption of all material Nokia Networks’ borrowings in 2014, and the absence of a non-cash charge of EUR 57 million relating to the repayment of EUR 1 500 million convertible bonds issued to Microsoft.

Refer to “—Liquidity and capital resources” below.

Profit before tax

Our profit before tax for Continuing operations in 2015 was EUR 1 540 million, an increase of EUR 541 million compared to EUR 999 million in 2014.

Income tax

Income taxes for Continuing operations was a net expense of EUR 346 million in 2015, a change of EUR 2 065 million compared to a net benefit of EUR 1 719 million in 2014. In 2014, the net income tax benefit was primarily attributable to the recognition of EUR 2 126 million deferred tax assets following the reassessment of recoverability of tax assets in Finland and Germany.

Profit attributable to equity holders of the parent and earnings per share

Profit attributable to equity holders of the parent in 2015 was EUR 2 466 million, a decrease of EUR 996 million, compared to a profit of EUR 3 462 million in 2014. Continuing operations generated profit attributable to equity holders of the parent in 2015 of EUR 1 192 million compared to a profit of EUR 2 710 million in 2014. Profit attributable to equity holders of the parent in 2014 was favorably impacted by the recognition of EUR 2 126 million deferred tax assets. Nokia Group’s total basic EPS in 2015 decreased to EUR 0.67 (basic) and EUR 0.63 (diluted) compared to EUR 0.94 (basic) and EUR 0.85 (diluted) in 2014. From Continuing operations, EPS in 2015 decreased to EUR 0.32 (basic) and EUR 0.31 (diluted) compared to EUR 0.73 (basic) and EUR 0.67 (diluted) in 2014.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	47

Results of operations continued

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth selective line items and the percentage of net sales that they represent for years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	11 762	100.0	11 795	100.0	–
Cost of sales	(6 855)	(58.3)	(7 157)	(60.7)	(4)
Gross profit	4 907	41.7	4 638	39.3	6
Research and development expenses	(1 948)	(16.6)	(1 970)	(16.7)	(1)
Selling, general and administrative expenses	(1 453)	(12.4)	(1 483)	(12.6)	(2)
Other income and expenses	(94)	(0.8)	(513)	(4.3)	(82)
Operating profit	1 412	12.0	672	5.7	110

Net sales

Continuing operations net sales in 2014 were EUR 11 762 million, a decrease of EUR 33 million, compared to EUR 11 795 million in 2013. The slight decrease in Continuing operations net sales was primarily attributable to a slight decrease in net sales in Nokia Networks. The decrease was partly offset by an increase in net sales in Nokia Technologies. The decrease in Nokia Networks net sales was primarily attributable to a decrease in Global Services net sales, and the absence of sales from businesses that were divested and certain customer agreements and countries that were exited in 2013. The decrease was partially offset by an increase in Mobile Broadband net sales. The increase in Nokia Technologies net sales was primarily attributable to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in connection with the Sale of the D&S Business.

The following table sets forth distribution of net sales by geographical area for the years indicated.

For the year ended December 31	2014 EURm	2013 EURm	Year-on-year change %
Europe(1)	3 493	3 556	(2)
Middle East & Africa	1 053	1 112	(5)
Greater China	1 380	1 184	17
Asia-Pacific	3 289	3 353	(2)
North America	1 538	1 334	15
Latin America	1 009	1 256	(20)
Total	11 762	11 795	–

(1)	All Nokia Technologies net sales are allocated to Finland.

Refer to “Results of segments—Nokia Networks” for the main changes in regional net sales.

Gross margin

Gross margin for Continuing operations in 2014 was 41.7%, compared to 39.3% in 2013. The increase in gross margin was attributable to the increase in gross margin in both Nokia Networks and Nokia Technologies. The increase in Nokia Networks gross margin was primarily attributable to a higher proportion of Mobile Broadband in the overall sales mix and an increase in the gross margin of Global Services, partially offset by a slight decrease in the gross margin of Mobile Broadband. The increase in Nokia Technologies gross margin was primarily attributable to the absence of a one-time cost related to a patent divestment transaction which negatively affected gross margin in 2013.

Operating expenses

Our R&D expenses were EUR 1 948 million in 2014, a decrease of EUR 22 million compared to EUR 1 970 million in 2013. R&D expenses represented 16.6% of our net sales in 2014, compared to 16.7% in 2013. The decrease in R&D expenses was primarily attributable to Nokia Networks, partially offset by Nokia Technologies. The decrease in Nokia Networks R&D expenses was primarily attributable to lower subcontracting costs. The decrease was partially offset by headcount increases mainly related to increased in-house activities. The increase in R&D expenses in Nokia Technologies was primarily attributable to investments in business activities, such as building the technology and brand licensing units, which target new and significant long-term growth opportunities. In 2014, R&D expenses included EUR 13 million of transaction-related personnel costs related to the Sale of the D&S Business compared to EUR 15 million in 2013. R&D expenses included purchase price accounting-related items of EUR 32 million in 2014, compared to EUR 20 million in 2013.

48	NOKIA ANNUAL REPORT ON FORM 20-F 2015

In 2014, our selling, general and administrative expenses were EUR 1 453 million, a decrease of EUR 30 million or 2%, compared to EUR 1 483 million in 2013. Selling, general and administrative expenses represented 12.4% of our net sales in 2014 compared to 12.6% in 2013. The decrease in selling, general and administrative expenses was primarily attributable to the decrease in selling, general and administrative expenses in Nokia Networks. The decrease was partially offset by an increase in selling, general and administrative expenses in Group Common Functions and Nokia Technologies. The decrease in selling, general and administrative expenses in Nokia Networks was primarily attributable to structural cost savings from Nokia Networks global restructuring program. The decrease was partially offset by headcount increases related to an increased focus on growth. The increase in selling, general and administrative expenses in Group Common Functions was primarily attributable to transaction-related costs resulting from the Sale of the D&S Business. The increase in selling, general and administrative expenses in Nokia Technologies was primarily attributable to increased activities, such as building the technology and brand licensing units, related to anticipated and ongoing patent licensing cases, as well as higher business support costs. In 2014, selling, general and administrative expenses included EUR 30 million of transaction-related costs. Selling, general and administrative expenses included purchase price accounting-related items of EUR 35 million in 2014 compared to EUR 80 million in 2013.

Other income and expenses was a net expense of EUR 94 million in 2014, compared to a net expense of EUR 513 million in 2013. The change in other income and expenses was primarily attributable to Nokia Networks, partially offset by Group Common Functions. In 2014, Nokia Networks other income and expenses included restructuring and associated charges of EUR 57 million and anticipated contractual remediation costs of EUR 31 million. In 2013, Nokia Networks other income and expenses included restructuring and associated charges of EUR 570 million.

Operating profit

Our operating profit in 2014 was EUR 1 412 million, an increase of EUR 740 million, or 110%, compared to an operating profit of EUR 672 million in 2013. The increase in operating profit was attributable to both Nokia Networks and Nokia Technologies. Our operating profit in 2014 included purchase price accounting-related items, restructuring charges and other special items of EUR 188 million compared to EUR 716 million in 2013. Our operating margin in 2014 was 12.0% compared to 5.7% in 2013.

Financial income and expenses

Financial income and expenses in 2014 was a net expense of EUR 401 million, compared to a net expense of EUR 277 million in 2013. The higher net financial expense in 2014 was primarily attributable to a EUR 123 million one–time charge related to the redemption of materially all of Nokia Networks’ borrowings, and a non-cash charge of EUR 57 million related to the repayment of EUR 1 500 million convertible bond issued to Microsoft. These charges were partially offset by reduced interest expenses and lower net foreign exchange losses.

Refer to “—Liquidity and capital resources” below.

Profit before tax

Continuing operations’ profit before tax was EUR 999 million in 2014, compared to EUR 399 million in 2013.

Income tax

Income taxes for Continuing operations was a net benefit of EUR 1 719 million in 2014, a change of EUR 1 990 million compared to a net expense of EUR 271 million in 2013. The net income tax benefit was primarily attributable to the recognition of EUR 2 126 million deferred tax assets from the reassessment of recoverability of tax assets in Finland and Germany in 2014, which resulted in a EUR 2 034 million non-cash tax benefit in the third quarter 2014. Following the global restructuring actions taken primarily in 2012 and 2013 to reduce annualized operating expenses and production overheads; and the recent profitability of Nokia Networks, the divestment of the previously loss-making Devices & Services business; and forecasts of future profitability for Continuing operations, we were able to re-establish a pattern of sufficient profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. A significant portion of our Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities.

Non-controlling interests

Profit for Continuing operations attributable to non-controlling interests was EUR 8 million in 2014, compared to a loss attributable to non-controlling interests of EUR 145 million in 2013. The change was primarily attributable to our acquisition of Siemens’ stake in Nokia Networks (formerly Nokia Siemens Networks) in August 2013, which significantly reduced non-controlling interests in that business.

Profit/loss attributable to equity holders of the parent and earnings per share

Profit attributable to equity holders of the parent in 2014 equaled EUR 3 462 million, compared to a loss of EUR 615 million in 2013. Continuing operations generated a profit attributable to equity holders of the parent in 2014, equaling EUR 2 710 million, compared to EUR 273 million in 2013. Profit attributable to equity holders of the parent in 2014 was favorably impacted by the recognition of EUR 2 126 million deferred tax assets. Nokia Group’s total EPS in 2014 increased to EUR 0.94 (basic) and EUR 0.85 (diluted), compared to EUR (0.17) (basic) and EUR (0.17) (diluted) in 2013. From Continuing operations, EPS in 2014 increased to EUR 0.73 (basic) and EUR 0.67 (diluted), compared to EUR 0.07 (basic) and EUR 0.07 (diluted) in 2013.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	49

Results of operations continued

Discontinued operations

For the year ended December 31, 2015 compared to the year ended December 31, 2014

As the Sale of the HERE Business closed on December 4, 2015 and the Sale of the D&S Business closed on April 25, 2014, the financial results of Discontinued operations in 2015 are not comparable to the financial results of Discontinued operations in 2014.

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2015 EURm	% of net sales	2014 EURm	% of net sales	Year-on-year change %
Net sales	1 075	100.0	3 428	100.0	(69)
Cost of sales	(244)	(22.7)	(2 325)	(67.8)	(90)
Gross profit	831	77.3	1 103	32.2	(25)
Research and development expenses	(498)	(46.3)	(899)	(26.2)	(45)
Selling, general and administrative expenses	(213)	(19.8)	(628)	(18.3)	(66)
Other income and expenses(1)	(23)	(2.1)	(1 354)	(39.5)	(98)
Operating profit/(loss)	97	9.0	(1 778)	(51.9)	–

(1)	Includes impairment of goodwill of EUR 1 209 million related to HERE in 2014.

Net sales

Discontinued operations net sales in 2015 were EUR 1 075 million, a decrease of EUR 2 353 million, or 69%, compared to EUR 3 428 million in 2014. The decrease was attributable to the absence of net sales from Devices and Services.

Gross margin

Discontinued operations gross margin in 2015 was 77.3%, compared to a gross margin of 32.2% in 2014. The increase in gross margin was attributable to the absence of cost of sales from Devices and Services.

Operating expenses

Discontinued operations operating expenses in 2015 were EUR 734 million, a decrease of EUR 2 147 million, or 74.5%, compared to EUR 2 881 million in 2014. The decrease was primarily attributable to the absence of a EUR 1 209 million impairment charge related to HERE which negatively affected 2014, and lower operating expenses attributable to Devices & Services.

Operating profit/loss

Discontinued operations operating profit in 2015 was EUR 97 million, an increase of EUR 1 875 million, compared to an operating loss of EUR 1 778 million in 2014. The change in Discontinued operations operating result was primarily attributable to the absence of a EUR 1 209 million impairment charge related to HERE which negatively affected 2014, and lower operating expenses attributable to Devices & Services, partially offset by lower gross profit.

Profit for the year

Discontinued operations profit in 2015 was EUR 1 274 million, an increase of EUR 516 million compared to a profit of EUR 758 million in 2014. The gain on the Sale of the HERE Business recorded in 2015 was EUR 1 178 million, which included a reclassification of EUR 1 174 million of foreign exchange differences from other comprehensive income. The gain on the Sale of the D&S Business recorded in 2014 was EUR 2 803 million.

50	NOKIA ANNUAL REPORT ON FORM 20-F 2015

For the year ended December 31, 2014 compared to the year ended December 31, 2013

As the Sale of the D&S Business closed on April 25, 2014, the financial results of Discontinued operations in 2014 are not comparable to the financial results of Discontinued operations in 2013.

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	3 428	100.0	11 649	100.0	(71)
Cost of sales	(2 325)	(67.8)	(8 734)	(75.0)	(73)
Gross profit	1 103	32.2	2 915	25.0	(62)
Research and development expenses	(899)	(26.2)	(1 778)	(15.3)	(49)
Selling, general and administrative expenses	(628)	(18.3)	(1 747)	(15.0)	(64)
Other income and expenses(1)	(1 354)	(39.5)	(133)	(1.1)	917
Operating loss	(1 778)	(51.9)	(743)	(6.4)	(139)

(1)	Includes impairment of goodwill of EUR 1 209 million related to HERE in 2014.

Net sales

Discontinued operations net sales in 2014 were EUR 3 428 million, a decrease of EUR 8 221 million, or 71%, compared to EUR 11 649 million in 2013. The decrease was primarily attributable to the part-year absence of net sales from Devices and Services, partially offset by an increase in net sales in HERE.

Gross margin

Discontinued operations gross margin in 2014 was 32.2%, compared to 25.0% in 2013. The increase in gross margin was primarily attributable to the part-year absence of Devices and Services.

Operating expenses

Discontinued operations operating expenses were EUR 2 881 million in 2014, a decrease of EUR 777 million, or 21%, compared to EUR 3 658 million in 2013. The decrease was primarily attributable to the part-year absence of Devices and Services, partially offset by a EUR 1 209 million impairment charge related to HERE, which negatively affected 2014.

Operating loss

Discontinued operations operating loss was EUR 1 778 million in 2014 compared to EUR 743 million in 2013. The increase in operating loss in 2014 was primarily attributable to a EUR 1 209 million impairment charge related to HERE which negatively affected 2014.

Profit/loss for the year

Discontinued operations profit in 2014 was EUR 758 million, an increase of EUR 1 625 million compared to a loss of EUR 867 million in 2013. The gain on the Sale of the D&S Business recorded in 2014 was EUR 2 803 million.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	51

Results of segments

Nokia Networks

For the year ended December 31, 2015 compared to the year ended December 31, 2014

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2015 EURm	% of net sales	2014 EURm	% of net sales	Year-on-year change %
Net sales	11 490	100.0	11 198	100.0	3
Cost of sales	(7 053)	(61.4)	(6 862)	(61.3)	3
Gross profit	4 437	38.6	4 336	38.7	2
Research and development expenses	(1 928)	(16.8)	(1 786)	(15.9)	8
Selling, general and administrative expenses	(1 321)	(11.5)	(1 236)	(11.0)	7
Other income and expenses	(92)	(0.8)	(104)	(0.9)	(12)
Operating profit	1 096	9.5	1 210	10.8	(9)

Segment information(1)
For the year ended December 31 EURm		Mobile Broadband	Global Services	Nokia Networks Other (2)	Nokia Networks Total
2015
Net sales		6 064	5 422	4	11 490
Operating profit/(loss)		604	654	(162)	1 096
% of net sales		10.0	12.1	–	9.5
2014
Net sales		6 039	5 105	54	11 198
Operating profit/(loss)		683	653	(126)	1 210
% of net sales		11.3	12.8	–	10.8

(1)	Refer to Note 2, Segment information, of our consolidated financial statements included in this annual report on Form 20-F.
(2)	Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, as well as IPR net sales and related costs. It also includes restructuring and associated charges for the Nokia Networks business.

Net sales

Nokia Networks net sales in 2015 were EUR 11 490 million, an increase of EUR 292 million, or 3%, compared to EUR 11 198 million in 2014. The increase in Nokia Networks net sales was primarily attributable to an increase in net sales in Global Services, partially offset by the absence of non-recurring IPR net sales which benefited 2014. Global Services net sales were EUR 5 422 million in 2015, an increase of EUR 317 million, or 6%, compared to EUR 5 105 million in 2014. The increase was primarily attributable to growth in all business lines except managed services. Mobile Broadband net sales in 2015 were EUR 6 064 million, approximately flat compared to EUR 6 039 million in 2014. Foreign exchange fluctuations had a positive impact on net sales in 2015 compared to 2014.

The following table sets forth distribution of net sales by geographical area for the years indicated.

For the year ended December 31	2015 EURm	2014 EURm	Year-on-year change %
Europe	2 804	2 929	(4)
Middle East & Africa	1 177	1 053	12
Greater China	1 712	1 380	24
Asia-Pacific	3 230	3 289	(2)
North America	1 594	1 538	4
Latin America	973	1 009	(4)
Total	11 490	11 198	3

Nokia Networks net sales in Greater China increased 24% in 2015 compared to 2014 driven by higher net sales in both Mobile Broadband and Global Services. The higher net sales in Mobile Broadband was primarily attributable to growth in LTE and core networking technologies, partially offset by lower net sales in other radio technologies. The higher net sales in Global Services was driven by growth across all business lines.

In Middle East and Africa, net sales increased 12% in 2015 compared to 2014 driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Middle East and Africa was primarily attributable to growth in several countries in the Middle East.

In North America, net sales increased 4% in 2015 compared to 2014, driven by higher net sales in Global Services, partially offset by lower net sales in Mobile Broadband, as well as the absence of non-recurring IPR net sales which benefited 2014. The higher net sales in Global Services was primarily attributable to strength in the network implementation business line, including the benefit from the acquisition of SAC Wireless. The lower net sales in Mobile Broadband was primarily attributable to lower net sales in overall radio technologies.

In Europe, net sales decreased 4% in 2015 compared to 2014, primarily driven by lower net sales in Global Services. The overall decrease in Europe was primarily attributable to lower net sales in Germany and Russia, partially offset by growth in the United Kingdom.

52	NOKIA ANNUAL REPORT ON FORM 20-F 2015

In Asia-Pacific, net sales decreased 2% in 2015 compared to 2014, driven by lower net sales in both Global Services and Mobile Broadband. The overall decrease in Asia-Pacific was primarily attributable to lower net sales in Japan and South Korea, partially offset by growth in India and Myanmar.

In Latin America, net sales decreased 4% in 2015 compared to 2014, driven by lower net sales in both Mobile Broadband and Global Services. The overall decrease in Latin America was primarily attributable to lower net sales in Brazil, partially offset by growth in Argentina.

Gross margin

Nokia Networks gross margin in 2015 was 38.6%, compared to 38.7% in 2014. The slight decrease in Nokia Networks gross margin in 2015 was primarily attributable to a lower gross margin in Global Services, a negative mix shift attributable to a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales and the absence of non-recurring IPR net sales in Nokia Networks Other, partially offset by a higher gross margin in Mobile Broadband.

The decrease in gross margin in Global Services was primarily attributable to lower gross margin in the network implementation and network planning and optimization business lines, partially offset by higher gross margin in the care business line. The increase in gross margin in Mobile Broadband was primarily attributable to higher gross margin in overall radio technologies. In addition, Nokia Networks gross margin was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The proportion of high margin software sales in the Nokia Networks sales mix was approximately flat in 2015 compared to 2014.

Operating expenses

Nokia Networks R&D expenses were EUR 1 928 million in 2015, an increase of EUR 142 million, or 8%, compared to EUR 1 786 million in 2014. The increase was primarily attributable to higher personnel expenses and increased investments in LTE, 5G, small cells and Cloud core, partially offset by continued operational improvements.

Nokia Networks selling, general and administrative expenses were EUR 1 321 million in 2015, an increase of EUR 85 million, or 7%, compared to EUR 1 236 million in 2014. In 2015, the increase was primarily attributable to higher personnel expenses, partially offset by a continued focus on cost efficiency.

Nokia Networks other income and expenses was an expense of EUR 92 million in 2015 compared to an expense of EUR 104 million in 2014, a change of EUR 12 million. The change was primarily attributable to the absence of a EUR 31 million charge in 2014 for anticipated contractual remediation costs related to a technical issue with a third party component, lower costs related to the sale of receivables, lower net indirect tax expenses and the release of certain doubtful account allowances, partially offset by higher restructuring and associated charges. In 2015, Nokia Networks other income and expenses included EUR 121 million of restructuring and associated charges, compared to EUR 57 million in 2014. In 2015, Nokia Networks recorded costs of EUR 85 million, related to certain cost reduction and efficiency improvement initiatives. The related annual cost savings are expected to be approximately EUR 70 million in 2016. The costs related to the cost reduction and efficiency improvement initiatives consist of personnel severance charges in Germany, the United States, China and Japan, and are expected to result in cash outflows of approximately EUR 80 million. In addition, Nokia Networks recorded EUR 37 million costs following changes in estimates for the Brazil and Germany provisions, related to the global restructuring program announced in 2011.

Operating profit

Nokia Networks operating profit was EUR 1 096 million in 2015, a decrease of EUR 114 million compared to EUR 1 210 million in 2014. Nokia Networks operating margin in 2015 was 9.5% compared to 10.8% in 2014. The decrease in operating profit was primarily attributable to lower operating profit in Mobile Broadband and Nokia Networks Other.

Mobile Broadband operating profit decreased from EUR 683 million in 2014 to EUR 604 million in 2015. The decrease in Mobile Broadband operating profit in 2015 was primarily attributable to higher operating expenses, partially offset by higher gross profit.

Global Services operating profit was EUR 654 million in 2015 compared to EUR 653 million in 2014. The approximately flat Global Services operating profit in 2015 was primarily attributable to higher operating expenses, offset by higher gross profit.

The decrease in operating profit in Nokia Networks Other was primarily attributable to lower gross profit and higher operating expenses.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	53

Results of segments continued

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	11 198	100.0	11 282	100.0	(1)
Cost of sales	(6 862)	(61.3)	(7 148)	(63.4)	4
Gross profit	4 336	38.7	4 134	36.6	5
Research and development expenses	(1 786)	(15.9)	(1 822)	(16.1)	(2)
Selling, general and administrative expenses	(1 236)	(11.0)	(1 310)	(11.6)	(6)
Other income and expenses	(104)	(0.9)	(582)	(5.2)	(82)
Operating profit	1 210	10.8	420	3.7	188

Segment information(1)
For the year ended December 31 EURm		Mobile Broadband	Global Services	Nokia Networks Other (2)	Nokia Networks Total
2014
Net sales		6 039	5 105	54	11 198
Operating profit/(loss)		683	653	(126)	1 210
% of net sales		11.3	12.8	–	10.8
2013
Net sales		5 347	5 753	182	11 282
Operating loss/(loss)		420	693	(693)	420
% of net sales		7.9	12.0	–	3.7

(1)	Refer to Note 2, Segment information, of our consolidated financial statements included in this annual report on Form 20-F.
(2)	Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Nokia Networks’ Optical business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for the Nokia Networks business.

Net sales

Nokia Networks net sales in 2014 were EUR 11 198 million, a decrease of EUR 84 million, or 1%, compared to EUR 11 282 million in 2013. The decrease in Nokia Networks net sales was primarily attributable to a decrease in Global Services net sales and the absence of sales from businesses that were divested and certain customer agreements and countries that were exited in 2013. The decrease was partly offset by an increase in Mobile Broadband net sales.

Mobile Broadband net sales increased to EUR 6 039 million in 2014 by EUR 692 million, or 13%, compared to EUR 5 347 million in 2013. The increase was primarily attributable to an increase in net sales in radio and core networking technologies. The increase in radio technologies net sales was primarily attributable to growth in LTE. The increase was partially offset by a decrease in net sales in mature radio technologies.

Global Services net sales decreased to EUR 5 105 million in 2014 by EUR 648 million, or 11%, compared to EUR 5 753 million in 2013. The decrease was primarily attributable to decreases in net sales in network implementation and managed services including the exiting of certain customer agreements and countries, as well as a decrease in the care business line. The decrease was partially offset by an increase in net sales in the systems integration business line.

The following table sets forth distribution of net sales by geographical area for the years indicated.

For the year ended December 31	2014 EURm	2013 EURm	Year-on-year change %
Europe	2 929	3 041	(4)
Middle East & Africa	1 053	1 111	(5)
Greater China	1 380	1 185	16
Asia-Pacific	3 289	3 354	(2)
North America	1 538	1 334	15
Latin America	1 009	1 257	(20)
Total	11 198	11 282	(1)

In Europe, net sales decreased 4% primarily attributable to lower network deployments in Western Europe, partially offset by higher network deployments in Eastern Europe. In Middle East and Africa, net sales decreased 5% primarily attributable to lower network deployments. In Greater China, net sales increased 16% primarily attributable to higher LTE network deployments. In Asia-Pacific, net sales decreased 2% primarily attributable to lower network deployments in Japan, partially offset by higher network deployments in India and Korea. In North America, net sales increased 15% primarily attributable to LTE network deployments at major customers. Nokia Networks net sales in Latin America decreased 20% in 2014 compared to 2013 primarily attributable to the exiting of certain customer agreements and lower network deployments in Brazil, Chile and Mexico.

54	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Gross margin

Nokia Networks gross margin in 2014 was 38.7%, compared to 36.6% in 2013. The increase in Nokia Networks gross margin was primarily attributable to a higher proportion of Mobile Broadband in the overall sales mix and an increase in the gross margin of Global Services, partially offset by a slight decrease in the gross margin of Mobile Broadband.

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

Operating expenses

Nokia Networks R&D expenses were EUR 1 786 million in 2014, a decrease of EUR 36 million, or 2%, compared to EUR 1 822 million in 2013. The decrease in Nokia Networks R&D expenses was primarily attributable to lower subcontracting costs. The decrease was partially offset by headcount increases mainly related to increased in-house activities. Nokia Networks continues to invest in targeted growth areas, most notably LTE, small cells and Telco Cloud, while reducing investments in mature technologies.

Nokia Networks selling, general and administrative expenses were EUR 1 236 million in 2014, a decrease of EUR 74 million, or 6%, compared to EUR 1 310 million in 2013. The decrease was primarily attributable to structural cost savings from Nokia Networks global restructuring program. The decrease was partially offset by headcount increases related to an increased focus on growth.

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

Operating profit

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

In 2014, Nokia Networks recognized restructuring and associated charges of EUR 57 million related to the global restructuring program. At the end of 2014, the cumulative charges were approximately EUR 1 900 million and the cumulative restructuring-related cash outflows approximately EUR 1 550 million.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	55

Results of segments continued

Nokia Technologies

For the year ended December 31, 2015 compared to the year ended December 31, 2014

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2015 EURm	% of net sales	2014 EURm	% of net sales	Year-on-year change %
Net sales	1 024	100.0	578	100.0	77
Cost of sales	(7)	(0.7)	(8)	(1.4)	(13)
Gross profit	1 017	99.3	570	98.6	78
Research and development expenses	(199)	(19.4)	(161)	(27.9)	24
Selling, general and administrative expenses	(109)	(10.6)	(65)	(11.2)	68
Other income and expenses	10	1.0	(1)	(0.2)	–
Operating profit	719	70.2	343	59.3	110

Net sales

Nokia Technologies net sales in 2015 were EUR 1 024 million, an increase of EUR 446 million, or 77%, compared to EUR 578 million in 2014. The increase in Nokia Technologies net sales was primarily attributable to two factors. Firstly, approximately 70% of the growth, or approximately EUR 310 million, of Nokia Technologies net sales in 2015 related to non-recurring net sales from existing and new agreements, and revenue share related to previously divested IPR and IPR divestments. Secondly, approximately 30% of the growth, or EUR 130 million, of Nokia Technologies net sales in 2015 related to higher IPR licensing income from existing and new licensees, related to settled and ongoing arbitrations, as well as Microsoft becoming a more significant intellectual property licensee following the Sale of the D&S Business. The increase in net sales was partially offset by lower licensing income from certain existing licensees that experienced decreases in handset sales.

Gross margin

Nokia Technologies gross margin in 2015 was 99.3%, compared to 98.6% in 2014. The increase in Nokia Technologies gross margin in 2015 was primarily attributable to higher net sales.

Operating expenses

Nokia Technologies R&D expenses in 2015 were EUR 199 million, an increase of EUR 38 million, or 24%, compared to EUR 161 million in 2014. The increase in R&D expenses was primarily attributable to higher investments in digital media and technology incubation, higher patent portfolio costs, and higher investments in digital health.

Nokia Technologies selling, general and administrative expenses in 2015 were EUR 109 million, an increase of EUR 44 million, or 68%, compared to EUR 65 million in 2014. The increase in selling, general and administrative expenses was primarily attributable to the ramp-up of new businesses, increased licensing activities, and higher business support costs.

Nokia Technologies other income and expense in 2015 was a net income of EUR 10 million, a change of EUR 11 million compared to a net expense of EUR 1 million in 2014.

Operating profit

Nokia Technologies operating profit in 2015 was EUR 719 million, an increase of EUR 376 million, or 110%, compared to an operating profit of EUR 343 million in 2014. The increase in operating profit was attributable to higher gross profit, partially offset by higher operating expenses. Nokia Technologies operating margin in 2015 was 70.2% compared to 59.3% in 2014.

56	NOKIA ANNUAL REPORT ON FORM 20-F 2015

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth selective line items and the percentage of net sales that they represent for the years indicated.

For the year ended December 31	2014 EURm	% of net sales	2013 EURm	% of net sales	Year-on-year change %
Net sales	578	100.0	529	100.0	9
Cost of sales	(8)	(1.4)	(14)	(2.6)	(43)
Gross profit	570	98.6	515	97.4	11
Research and development expenses	(161)	(27.9)	(147)	(27.8)	10
Selling, general and administrative expenses	(65)	(11.2)	(56)	(10.6)	16
Other income and expenses	(1)	(0.2)	(2)	(0.4)	(50)
Operating profit	343	59.3	310	58.6	11

Net sales

Nokia Technologies net sales in 2014 were EUR 578 million, an increase of EUR 49 million, or 9%, compared to EUR 529 million in 2013. The increase in Nokia Technologies net sales was primarily attributable to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in connection with the Sale of the D&S Business. The increase was partially offset by decreases in licensing income from certain other licensees that experienced lower levels of business activity, as well as lower levels of non-recurring IPR income compared to 2013.

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

Nokia Technologies selling, general and administrative expenses in 2014 were EUR 65 million, an increase of EUR 9 million, or 16%, compared to EUR 56 million in 2013. The increase in selling, general and administrative expenses was primarily attributable to increased activities, such as building the technology and brand licensing units related to anticipated and ongoing patent licensing cases, as well as higher business support costs.

Nokia Technologies other income and expense in 2014 was a net expense of EUR 1 million, a decrease of EUR 1 million, compared to a net expense of EUR 2 million in 2013.

Operating profit

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

Group Common Functions

For the year ended December 31, 2015 compared to the year ended December 31, 2014

Group Common Functions operating loss in 2015 was EUR 127 million, a decrease of EUR 15 million, or 11%, compared to an operating loss of EUR 142 million in 2014. The decrease in Group Common Functions operating loss was primarily attributable to change in other income and expense, partially offset by an increase in selling, general and administrative expenses. Other income and expense in 2015 included net income of approximately EUR 100 million related to investments made through unlisted venture funds, a significant portion of which resulted from Nokia Growth Partners selling its holdings in Ganji.com to 58.com for a combination of cash and shares. The increase in selling, general and administrative expenses was primarily attributable to transaction and other related costs. In 2015, Group Common Functions included transaction-related costs of EUR 99 million compared to EUR 25 million in 2014.

For the year ended December 31, 2014 compared to the year ended December 31, 2013

Group Common Functions operating loss in 2014 was EUR 142 million, an increase of EUR 85 million, or 149%, compared to an operating loss of EUR 57 million in 2013. The increase in operating loss was primarily attributable to the absence of a distribution from an unlisted venture fund-related to the disposal of the fund’s investment in Waze Ltd of EUR 59 million that benefited Group Common Functions in 2013. In 2014, Group Common Functions included transaction-related costs of EUR 25 million. In 2013, Group Common Functions included restructuring charges and associated impairments of EUR 10 million, as well as transaction-related costs of EUR 18 million related to the Sale of the D&S Business.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	57

Liquidity and

capital resources

Financial position

At December 31, 2015, our total cash and other liquid assets (defined as cash and cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) equaled EUR 9 849 million, an increase of EUR 2 134 million, compared to EUR 7 715 million at December 31, 2014. The increase was primarily attributable to drivers affecting our net cash as described below. At December 31, 2013, our total cash and other liquid assets equaled EUR 8 971 million.

At December 31, 2015, our net cash and other liquid assets (defined as total cash and other liquid assets less long-term interest-bearing liabilities and short-term borrowings) equaled EUR 7 775 million, an increase of EUR 2 752 million, compared to EUR 5 023 million at December 31, 2014. The increase was primarily attributable to cash proceeds of EUR 2 536 million from the Sale of the HERE Business, net cash flow of EUR 507 million from operating activities, as well as an increase in net cash resulting from the conversion of the Nokia EUR 750 million convertible bond into shares. This increase was partially offset by costs associated with our capital structure optimization program, which included the payment of a dividend of EUR 512 million, as well as the repurchase of shares of EUR 173 million. Our net cash and other liquid assets was also adversely impacted by cash outflows related to acquisitions of EUR 98 million and capital expenditures of EUR 314 million. At December 31, 2013, our net cash and other liquid assets equaled EUR 2 309 million.

At December 31, 2015, our cash and cash equivalents equaled EUR 6 995 million, an increase of EUR 1 825 million, compared to EUR 5 170 million at December 31, 2014. Our cash and cash equivalents equaled EUR 7 633 million at December 31, 2013.

Cash flow

In 2015, our cash flow from operating activities equaled EUR 507 million, a decrease of EUR 768 million, as compared to EUR 1 275 million in 2014. The decrease was primarily attributable to EUR 998 million cash being tied up in net working capital in 2015 as compared to EUR 1 153 million cash release in 2014, partly offset by an increase in net profit, adjusted for non-cash items of EUR 993 million. The primary drivers for the increase in net working capital were higher accounts receivables, mainly relating to the Samsung patent license receivables and lower accounts payable.

In 2015, we had cash outflows of EUR 702 million related to net financial income and expenses and income taxes, a decrease of EUR 390 million, as compared to EUR 1 092 million in 2014. The decrease was primarily attributable to lower net income taxes paid. Paid taxes in 2014 included approximately EUR 300 million cash outflows relating to Discontinued operations.

In 2014, our cash flow from operating activities equaled EUR 1 275 million, an increase of EUR 1 203 million, as compared to EUR 72 million in 2013. The increase was primarily attributable to EUR 1 214 million net profit, adjusted for non-cash items and a EUR 1 153 million cash release from net working capital. The primary driver for the cash release from net working capital was a EUR 1 650 million cash inflow relating to the upfront payment on a ten-year patent license agreement and related option to extend the license in perpetuity with Microsoft, partially offset by approximately EUR 320 million restructuring-related cash outflows in Continuing operations and approximately EUR 210 million net working capital-related cash outflows in Discontinued operations.

In 2014, we had cash outflows of EUR 1 092 million related to net financial income and expenses and income taxes, an increase of EUR 935 million, as compared to EUR 157 million in 2013. The increase was primarily attributable to the early redemption of Nokia Networks’ borrowings of approximately EUR 84 million, foreign exchange hedging of approximately EUR 180 million and income taxes of EUR 636 million, of which approximately EUR 300 million were cash outflows relating to discontinued operations.

In 2015, our cash flow from investing activities equaled EUR 1 896 million, an increase of EUR 1 010 million, as compared to EUR 886 million cash received from investing activities in 2014. Cash inflow from investing activities was primarily driven by gross proceeds attributable to the Sale of the HERE Business of approximately EUR 2 540 million, and the increase in proceeds from maturities and sale of current available-for-sale investments, liquid assets. The increase was partially offset by an increase in purchases of current available-for-sale investments, liquid assets, purchases of investments at fair value through profit and loss, liquid assets and cash outflows related to capital expenditure of EUR 314 million and acquisitions of EUR 98 million.

In 2015, our capital expenditure equaled EUR 314 million, an increase of EUR 3 million, as compared to EUR 311 million in 2014. Major items of capital expenditure in 2015 included investments in production lines, test equipment and computer hardware used primarily in R&D, office and manufacturing facilities as well as services and software related intangible assets.

In 2014, our cash flow from investing activities equaled EUR 886 million, an increase of EUR 1 577 million, as compared to EUR 691 million cash used in investing activities in 2013. Cash inflows from investing activities was primarily driven by gross proceeds attributable to the Sale of the D&S Business of approximately EUR 4 010 million, which included the proceeds used to repay the convertible bonds issued to Microsoft and the increase in proceeds from maturities and sale of current available-for-sale investments, liquid assets. The increase was offset by an increase in purchases of current available-for-sale investments, liquid assets. Cash inflows from investing activities also benefited EUR 44 million from the sale of property, plant and equipment. The increase was partially offset by cash outflows related to capital expenditure of EUR 311 million and acquisitions of EUR 175 million.

In 2014, our capital expenditure equaled EUR 311 million, a decrease of EUR 96 million, as compared to EUR 407 million in 2013. Major items of capital expenditure in 2014 included investments in production lines, test equipment and computer hardware used primarily in R&D, office and manufacturing facilities as well as services and software- related intangible assets.

In 2015, our cash flow used in financing activities equaled EUR 584 million, a decrease of EUR 3 992 million, as compared to EUR 4 576 million in 2014. Cash outflows from financing activities were primarily attributable to the payment of EUR 0.14 per share in dividends equaling EUR 507 and EUR 173 million in cash outflows relating to share repurchases. Cash outflows from financing activities also included payments to non-controlling interest holders to acquire subsidiary shares and pay dividends equaling EUR 57 million.

58	NOKIA ANNUAL REPORT ON FORM 20-F 2015

In 2014, our cash flow used in financing activities equaled EUR 4 576 million, an increase of EUR 4 099 million, as compared to EUR 477 million in 2013. Cash outflows from financing activities were primarily attributable to the repayment of EUR 2 791 million in interest-bearing liabilities, payment of EUR 0.11 per share in dividends equaling EUR 408 million and EUR 0.26 per share in special dividends equaling EUR 966 million, as well as EUR 427 million in cash outflows relating to share repurchases. We also acquired subsidiary shares from a non-controlling interest holder and paid dividends to non-controlling interest holders in 2014 equaling approximately EUR 60 million.

Financial assets and debt

At December 31, 2015 our net cash and other liquid assets equaled EUR 7 775 million and consisted of EUR 9 849 million in total cash and other liquid assets and EUR 2 074 million of long-term interest-bearing liabilities and short-term borrowings.

We hold our cash and other liquid assets predominantly in euro. Our liquid assets are mainly invested in high-quality money market and fixed income instruments with strict maturity limits. We also have a EUR 1 500 million undrawn revolving credit facility available for liquidity purposes.

Our interest-bearing liabilities consisted of a EUR 500 million bond due in 2019, a USD 1 000 million bond due in 2019, a USD 500 million bond due in 2039 and EUR 196 million of other liabilities. Refer to Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding our interest-bearing liabilities.

In 2015, we exercised our option to redeem our EUR 750 million convertible bonds due in 2017. The redemption led to materially all convertible bonds being converted into Nokia shares. Additionally, we refinanced our undrawn EUR 1 500 million revolving credit facility maturing in March 2016 with a new similar size facility maturing in June 2018. The new facility has two one-year extension options, no financial covenants and it remains undrawn. We believe with EUR 9 849 million cash and other liquid assets, as well as a EUR 1 500 million revolving credit facility, we have sufficient funds available to satisfy our future working capital needs, capital expenditure, R&D, acquisitions and debt service requirements at least through 2016. We also believe that with our current credit ratings of BB+ by Standard & Poor’s and Ba2 by Moody’s, we have access to the capital markets should any funding needs arise in 2016. Nokia aims to re-establish its investment grade credit rating.

Off-balance sheet arrangements

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Capital structure optimization program

In 2015, we announced plans for a two-year, EUR 7 billion program to optimize the efficiency of our capital structure. The program was subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds. This comprehensive capital structure optimization program focuses on shareholder distributions and de-leveraging, while maintaining our financial strength.

The program consists of the following components:

■	Shareholder distributions of approximately EUR 4 billion, calculated assuming ownership of all outstanding shares of Alcatel Lucent and conversion of all Nokia and Alcatel Lucent convertible bonds:

–	Planned ordinary dividend payments, as follows:

–	A planned ordinary dividend for 2015 of at least EUR 0.15 per share, subject to shareholder approval in 2016; and

–	A planned ordinary dividend for 2016 of at least EUR 0.15 per share, subject to shareholder approval in 2017;

–	A planned special dividend of EUR 0.10 per share, subject to shareholder approval in 2016; and

–	A planned two-year, EUR 1.5 billion share repurchase program, subject to shareholder approval in 2016.

■	De-leveraging of approximately EUR 3 billion:

–	Planned reduction of interest-bearing liabilities of the combined company by approximately EUR 2 billion; and

–	Planned reduction of debt-like items of the combined company by approximately EUR 1 billion in 2016.

Refer to “—Dividend” below for the Board of Director’s dividend proposal for 2015.

In January 2016, as part of the capital structure optimization program, Alcatel Lucent S.A., a company controlled by us, repaid its EUR 190 million 8.50% senior notes. In February, 2016, Alcatel Lucent USA Inc., a subsidiary of Alcatel Lucent S.A., redeemed its USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020 in accordance with their respective terms and conditions. In February 2016, Alcatel Lucent S.A. terminated its EUR 504 million revolving credit facility.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	59

Liquidity and capital resources continued

Structured finance

Structured finance includes customer financing and other third-party financing. Network operators occasionally require their suppliers, including us, to arrange, facilitate or provide long-term financing as a condition for obtaining infrastructure projects.

At December 31, 2015, our total customer financing, outstanding and committed equaled EUR 213 million, an increase of EUR 57 million, as compared to EUR 156 million in 2014. At December 31, 2013, our total customer financing, outstanding and committed ,equaled EUR 64 million. Customer financing primarily consisted of financing commitments to network operators.

Refer to Note 35, Risk management, of our consolidated financial statements included in this annual report on Form 20-F for further information relating to our committed and outstanding customer financing.

We expect our customer financing commitments to be financed mainly from cash and other liquid assets and through cash flow from operations.

At December 31, 2015, guarantees of our performance consisted of EUR 400 million of guarantees that are provided to certain Nokia Networks customers in the form of bank guarantees or corporate guarantees issued by Nokia Networks. These instruments entitle the customer to claim payments as compensation for non-performance by Nokia Networks of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is either payable on demand, or is subject to verification of non-performance.

Financial guarantees and securities pledged that we may give on behalf of customers, represent guarantees relating to payment by certain Nokia Networks customers and other third parties under specified loan facilities between such customers or other third parties and their creditors. Our obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer or other third party.

Refer to Note 30, Commitments and contingencies, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding commitments and contingencies.

Venture fund investments and commitments

We make financing commitments to a number of unlisted venture funds that make technology-related investments. The majority of the investments are managed by Nokia Growth Partners that specializes in growth-stage investing, seeking companies that are changing the face of mobility and connectivity.

At December 31, 2015, our unlisted venture fund investments equaled EUR 953 million, as compared to EUR 778 million at December 31, 2014. Refer to Note 19, Fair value of financial instruments, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding fair value of our unlisted venture fund investments.

At December 31, 2015, our venture fund commitments equaled EUR 230 million, as compared to EUR 274 million at December 31, 2014. As a limited partner in venture funds, we are committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities. Refer to Note 30, Commitments and contingencies, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding commitments and contingencies.

60	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Material subsequent events

“On February 10, 2016, the results of our reopened public exchange offer for all outstanding Alcatel Lucent securities were announced. The reopened offer period resulted in us holding 90.34% of the share capital of Alcatel Lucent.”

After December 31, 2015, the following material events have taken place.

■	On January 4, 2016, the results of our public exchange offer for all outstanding Alcatel Lucent securities were announced. We made an offer for all Alcatel Lucent securities in France and in the United States from November 18, 2015 until December 23, 2015 and the offer resulted in us holding 76.31% of the share capital and at least 76.01% of the voting rights of Alcatel Lucent, 89.14% of the OCEANEs 2018 outstanding, 24.34% of the OCEANEs 2019 outstanding, and 15.11% of the OCEANEs 2020 outstanding. This equated to us holding 70.52% of the Alcatel Lucent share capital on a fully diluted basis. Consequently, on January 6, 2016 Nokia issued 1 455 678 563 new shares in deviation from shareholders’ pre-emptive right to subscription based on an authorization by the Extraordinary General Meeting held on December 2, 2015 in exchange for the Alcatel Lucent securities. The registration of the shares and the settlement of the offer took place on January 7, 2016.

■	On January 14, 2016, we announced that we had reopened our public exchange offer in France and in the United States for all outstanding Alcatel Lucent securities in accordance with French law until February 3, 2016, which provided an opportunity for holders of Alcatel Lucent securities who did not tender into the initial exchange offer to participate in the reopened offer and exchange their securities for shares or American Depository Shares (“ADSs”) in Nokia. On February 10, 2016, the results of our reopened public exchange offer for all Alcatel Lucent securities were announced.

The reopened offer period resulted in us holding 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel Lucent, 99.62% of the OCEANEs 2018, 37.18% of the OCEANEs 2019 and 68.17% of the OCEANEs 2020. This equated to us holding 87.33% of the share capital of Alcatel Lucent on a fully diluted basis. Consequently, we issued 320 701 193 new shares in deviation from shareholders’ pre-emptive right to subscription based on an authorization by the Extraordinary General Meeting held on December 2, 2015 in exchange for the Alcatel Lucent securities. The registration of the shares and the settlement of the reopened offer took place on February 12, 2016.

■	On February 1, 2016, we announced that we had received the decision in the patent licensing arbitration between Nokia and Samsung. The award covers five years from January 1, 2014 until December 31, 2018. The outcome of the arbitration was reflected in the 2015 financial statements as far as it relates to the years presented.

■	On February 21, 2016, Nokia Growth Partners (NGP) announced the closing of a new USD 350 million fund for investments in IoT companies. The fund is sponsored by Nokia and will serve to identify new opportunities to grow the ecosystem in IoT solutions. The fund IV commitment brings NGP’s total assets under management to over USD 1 billion, including USD 500 million available for new investments.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	61

Sustainability and corporate

responsibility at Nokia

At Nokia, we want to be proud of what we achieve and how
we achieve it. We run our business in line with internationally recognized ethical and responsible business practices, and
we work hard to create value for people and our planet.

To ensure our activities support sustainable development,
our performance reflects the following principles: Improving people’s lives with technology, respecting people in
everything we do, protecting the environment and making
change happen together.

Percentage of employees who completed the 2015 Ethical Business Training ~98%
Savings from reduced sick leaves in Finland in 2015 €2.5m+

Improving people’s lives with technology

Our biggest contribution to sustainable development comes through our core business—from offering network infrastructure and advanced technology for our customers around the world.

Our radio networks customers serve approximately 5 billion subscriptions worldwide. This provides tremendous opportunities: For instance, through connectivity, people gain improved access to information and education—also in developing and remote areas. These increases in productivity and economic growth are essential for lifting people out of poverty. Telecommunications technologies can also spearhead communications connectivity in real time to reduce the risk from natural disasters, thereby ensuring that communities are safe. In 2015, we worked with Save the Children to increase the resilience of villages in India. We also cooperated with Plan International to improve school governance in Uganda using technology and community media and we supported Plan International in increasing children’s literacy skills in Kenya through providing information and communications technology infrastructure to schools.

Our networks and technology also play a crucial part in connecting things as well as people. In the future, we expect that connected devices will converge into intelligent and programmable systems that will have the potential to improve lives in a vast number of ways including more sustainable use of scarce resources and more effective healthcare.

Our industry plays a major role in reaching many of the sustainable development goals agreed by the United Nations in 2015. It also plays a fundamental role in the improvement of education, the progress on gender equality and the battle against climate change. For example, according to Global e-Sustainability Initiative’s SMARTer2030 report, information and communications technology has the potential to enable a 20% reduction in global CO2e emissions by 2030, maintaining emissions at 2015 levels. Our main focus and effort in this area is concentrated on energy efficiency of networks and creating base station site offerings that enhance the use of renewable energy. In order to support gender equality, we are enhancing access to education and promoting technical literacy and confidence through our corporate social responsibility programs.

Respecting people in everything we do

The Nokia Code of Conduct details our high ethical standards and our commitment to ensuring that our technologies are not used to infringe human rights. Additionally, the Nokia Human Rights Policy reinforces this commitment, through our human rights due diligence, which aims to mitigate the potential misuse of our products. In 2015, Save the Children reviewed our relevant processes and policies from a children’s rights perspective. The review also included guidelines and processes related to mitigating the risk of having child labor in our supply chain. Based on their recommendations we implemented certain changes to these processes during the year and renewed the Nokia Child Labor Remediation Guideline, which is overall guidance on how to care for children in the event a child labor case is confirmed.

To ensure that all our employees understand and adhere to the Nokia Code of Conduct, we require that all our employees complete an Ethical Business training annually. In 2015, approximately 98% of our employees completed this training. We also require our employees and encourage other stakeholders to report any ethical misconduct, which can be done anonymously. In 2015, our Ethics & Compliance office received a total of 225 enquiries and concerns, out of which 124 alleged violations of our Code of Conduct were investigated. As a result of these investigations and previously initiated investigations we undertook corrective actions, including 62 dismissals, 18 written warnings and 32 verbal counsellings.

62	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Zero CO2 emission base station Our Zero CO2 emission base station site offering can reduce an operator’s total cost of ownership for a base station by up to 30%.

The Nokia Code of Conduct also sets the standard for labor conditions and our comprehensive human resources policies and promotes fair employment. Good health and safety performance is a particular focus for us because we operate in some challenging environments. To address this, we run programs to improve our health and safety performance, and encourage open reporting of incidents and near misses by contractors and employees. In our supply chain, trained Nokia assessors conduct in-depth audits of suppliers on labor conditions. We prefer using internal assessors as we believe it’s important for us to see the factories or facilities ourselves. This makes it easier to understand possible challenges and further enables us to work directly with suppliers to drive improvements.

To ensure our employees feel valued, motivated and inspired to reach their full potential, we provide development and training opportunities, competitive reward packages, equal opportunities and flexible working. On average, our employees used approximately 37 hours for training in 2015. Additionally, 73% of our employees had a personal development plan in place.

To improve our understanding of the markets where we operate, and to provide a more inspiring workplace, we believe it is important to employ a diverse range of people from all backgrounds, experiences, levels of education, genders, ages and nationalities. In 2015, we employed approximately 143 different nationalities. Approximately 12% of senior management positions were held by women. The average age of our employees in 2015 was approximately 38 years.

Employee engagement is needed to achieve long-term success and is therefore an integral part of our culture. Each year, we run an employee engagement survey administered across the Group. In 2015, our annual employee engagement survey scored 87% favorable, which indicates a high level of engagement across Nokia. We also believe that organizing activities such as sports events, mindfulness exercises and change coaching increases wellbeing of our employees, and helps us get the very best of them. Improvements in employee wellbeing and health can also translate into cost savings for the Group. In Finland alone, reduced sick leaves resulted in over EUR 2.5 million of savings in 2015 as compared to the previous year.

Protecting the environment

Our products inevitably affect the environment because producing, distributing and operating these require energy and other resources.

Reducing energy consumption of our products is a priority for us, as the major environmental impact of base stations comes from electricity consumption in the use phase. Therefore, we feel that it is essential that we support our customers in maintaining energy consumption at a sustainable level. We also help our customers support circular economies and we promote the use of renewable energy.

In 2015, we launched the Zero CO2 emission base station site offering, which includes more than 20 products and services for our Single RAN Advanced portfolio. The offering helps achieve reductions up to 70% in a base station site’s energy consumption, creating a significant driver for modernizing base station sites. With the significantly lower energy consumption, the use of solar, wind and fuel cell renewable energy sources become a viable option for powering a base station site, making it possible to achieve even zero CO2 emissions. Zero CO2 emission base station sites can now be built for all electricity grids—from good grid to no grid. The solution can also reduce an operator’s total cost of ownership for a base station site by up to 30%.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	63

Sustainability and corporate

responsibility at Nokia continued

To support circular economies, we continued offering our customers an asset recovery service, which covers Nokia Networks’ products as well as other vendors’ telecommunications equipment. Our customers can purchase a complete service from the collection and buyback or trade-in of pre-owned equipment to e-waste recycling and reporting, depending on their needs and requirements. In 2015, we sent around 1 600 metric tons of old telecommunications equipment for materials recovery and we refurbished approximately 24 100 units.

In our own business operations, we maintained certification to the international environmental management standard ISO 14001 for Nokia Networks. This means our environmental performance is audited regularly by external auditors and the audits cover processes, business activities, organizational units and regions.

Additionally, we continued improving energy efficiency, purchasing certified renewable energy from the grid and avoiding waste. In 2015, our overall energy consumption decreased by approximately 7% compared to previous year and as a result, our greenhouse gas emissions from offices and factories decreased by approximately 12%, including our renewable energy purchases.

We continued encouraging key suppliers to report their climate impacts and set carbon reduction targets through the CDP (formerly the Carbon Disclosure Project) Supply Chain Program, which helps us to plan improvement programs with our suppliers and improve reporting of our scope 3 emissions. In 2015, 180 of our key suppliers responded to the CDP’s request to disclose information regarding their climate performance and 92 disclosed emission reduction targets. Environmental management is also part of our supplier in-depth audits.

Making change happen together

By partnering with others, we can make an even greater contribution to a more sustainable and socially responsible world. We drive improvements by working together with suppliers, non-governmental organizations (“NGOs”) and industry peers.

Driving improvements with suppliers

We require all of our suppliers to meet the high ethical, labor and environmental requirements set out in our supplier requirement standards before contracting them. We ensure compliance through regular and robust assessments, and work with suppliers to improve performance where needed. Our in-depth audits of suppliers’ labor conditions and environmental management include document reviews, interviews with managers and employees, site visits, and inspections of facilities, production lines and warehouses. In 2015, we conducted 195 audits, of which 16 constituted in-depth audits of labor conditions and environmental management, 24 were audits against our supplier requirements, and 155 suppliers were audited using the EcoVadis scorecards. Additionally, we run training workshops for suppliers operating in high-risk countries. In 2015, we organized online training on climate change, conflict minerals and corporate responsibility, and we arranged face-to-face training workshops for 42 suppliers.

We also continued our efforts to ensure our products are conflict-free. In 2015, 83% of the smelters used in our supply chain were validated as conflict-free or were in a validation process at the time. As of 2014, we have published a separate conflict minerals report which provides further information on our due diligence activities in this area. These reports are available at
http://company.nokia.com/en/sustainability/
downloads.

Partnering with NGOs

Through our corporate social responsibility programs, we work with NGOs to improve people’s lives around the world. In 2015, our cooperation focused on promoting children’s rights, empowering young people and supporting those affected by drought and natural disasters. Our global partners continued to be Plan International, Save the Children and Oxfam. Additionally, we kicked off the WWF Green Office program at our headquarters and started cooperation with the Finnish Children and Youth Foundation to strengthen young people’s faith in the future.

In addition to our regular cooperation with NGOs, we made several donations during 2015. These include donations to various smaller charities through Global Giving and Plan where we targeted our support to projects that seek to realize human rights for all, to achieve gender equality and to mitigate the risk of being left behind in the rapidly evolving digital revolution. We also donated to Oxfam, in order to support Oxfam in its efforts in Syria, Jordan and Lebanon to provide life-saving aid to the people fleeing Syria. Together with Elisa, a Finnish operator, we announced our plan to donate a mobile network providing complete indoor coverage for the new Children’s Hospital in Helsinki, Finland, which is expected to be completed in 2017.

64	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Cooperating with others in our industry

We regularly contribute to working groups and committees of various industry organizations that promote sustainability goals. In 2015, we were a member of United Nations Global Compact, Global e-Sustainability Initiative, CDP supply chain program, The Telecommunications Industry Dialogue, Climate Leadership Council, Digital Europe, Conflict-Free Sourcing Initiative and several standardization and university cooperation groups.

Reporting on our performance

We provide detailed reports on our progress and performance in sustainability and corporate responsibility matters annually, and for over a decade our reports have been available online. In our reports, we describe how we define the most material sustainability topics at Nokia, which have also been discussed in this section. To find out more about our activities around sustainability and corporate responsibility, go to www.nokia.com/people&planet.

Our efforts for sustainable development are also evaluated by a number of external parties. For instance, CDP gave us a top score for our performance and disclosure of climate change data, and kept us in the CDP A-list, as well as in the Nordic Climate Disclosure Leadership Index for 2015. Our economic, environmental and social responsibility was recognized when we were selected to be an index component of the Dow Jones Sustainability Indices. We also reconfirmed our position in the Ethibel Sustainability Index and FTSE4GOOD, and were included in the Corporate Knight’s Global 100 Most Sustainable Corporations list.

Employees

The average number of employees in Continuing operations in 2015 was 56 690 (51 499 in 2014 and 53 436 in 2013). At December 31, 2015, Continuing operations had a total of 55 718 employees (55 399 employees on December 31, 2014 and 49 503 employees on December 31, 2013). The total amount of salaries and wages paid in Continuing operations in 2015 was EUR 3 075 million (EUR 2 797 million in 2014 and EUR 3 030 million in 2013). Refer to Note 7, Personnel expenses, in our consolidated financial statements of this annual report on Form 20-F.

The table below shows the average number of employees in 2015 divided according to their business and geographical location:

Business	Average number of employees
Nokia Networks	55 509
Nokia Technologies	596
Group Common Functions	585
Total	56 690
Region	Average number of employees
Finland	6 942
Other European countries	15 382
Middle East & Africa	2 321
China	9 182
Asia-Pacific	16 569
North America	3 813
Latin America	2 481
Total	56 690

NOKIA ANNUAL REPORT ON FORM 20-F 2015	65

Shares and

share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at general meetings of Nokia.

On December 31, 2015, the total number of Nokia shares was 3 992 863 716 and our share capital equaled EUR 245 896 461.96. On December 31, 2015, Nokia and its subsidiary companies owned a total of 53 668 695 Nokia shares, representing approximately 1.3% of the total number of the shares and voting rights of the company.

On February 4, 2015, we cancelled 66 903 682 shares.

In 2015, under the authorization held by the Board and in line with the capital structure optimization program announced in 2014, Nokia repurchased a total of 24 516 089 shares, representing approximately 0.6% of the total number of shares and voting rights on December 31, 2015. The price paid for the shares was based on the current market price of the Nokia share on the securities market at the time of the repurchase.

On February 12, 2016, following the settlements of the initial and reopened public exchange offers for all outstanding Alcatel Lucent securities, the total number of Nokia shares was 5 769 443 837 shares.

Information on the authorizations held by the Board in 2015 to issue shares and special rights entitling to shares, transfer shares and repurchase own shares, as well as information on related party transactions, the shareholders, stock options, shareholders’ equity per share, dividend yield, price per earnings ratio, share prices, market capitalization, share turnover and average number of shares is available in the “Corporate Governance—Compensation”, “Financial Statements” and “General facts on Nokia—Shares and shareholders” sections.

Refer to Note 24, Shares of the Parent Company, of our consolidated financial statements included in this annual report on Form 20-F for further information regarding Nokia shares.

66	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Board of Directors and Management

Pursuant to the Articles of Association of Nokia Corporation, we have a Board of Directors (the “Board”) composed of a minimum of seven and a maximum of 12 members. The Board is elected at least annually at the Annual General Meeting of the shareholders for a term ending at the end of the next Annual General Meeting, which convenes annually by June 30.

The Board has the responsibility for appointing and discharging the President and CEO, Chief Financial Officer and other members of the Group Leadership Team.

For information on Nokia’s Articles of Association, refer to “General facts on Nokia—Memorandum and Articles of Association”. For information on remuneration, shares and stock options held by the members of the Board, the President and CEO and the other members of the Group Leadership Team, refer to “Corporate Governance—Compensation”. For more information regarding corporate governance at Nokia, refer to “Corporate Governance—Corporate Governance Statement” or to our website at company.nokia.com/en/about-us/corporate-governance.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	67

Dividend

The Board proposes an ordinary dividend of EUR 0.16 per share for 2015. Additionally, the Board proposes a special dividend of EUR 0.10 per share.

The proposed dividend is in line with our distribution policy.

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

68	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Risk factors

Set forth below is a description of risk factors that could affect us. Shareholders and potential investors should carefully review the following risk factors, in addition to other information contained in this annual report on Form 20-F. However, there may be, additional risks that are unknown to us and other risks currently believed to be immaterial that could turn out to be material.

These risks, either individually or together, could adversely affect for instance our business, sales, profitability, results of operations, financial condition, competitiveness, costs, expenses, liquidity, market share, brand, reputation and share price from time to time. Unless otherwise indicated or the context otherwise requires, references in these risk factors to “Nokia”, the “Nokia Group”, “Group”, “we”, “us” and “our” mean Nokia’s consolidated operating segments, including Alcatel Lucent. Certain risks or events as indicated may be more prevalent with respect to Nokia or a certain business group, business or part of the Group.

Additional risks and uncertainties not presently known to us, or that are currently believed to be immaterial, could impair our business or the value of an investment made in it. This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties presented in “Forward-looking statements” above.

Our strategy is subject to various risks and uncertainties, including that we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business.

In April 2014, we announced our strategy to become a technology leader in the Programmable World, which we have since endeavored to implement as described in more detail under “Overview—Strategy”. In 2015 and 2016, we continued implementing our strategy and transformation through the acquisition of Alcatel Lucent and the Sale of the HERE Business, for further information refer to “Overview—2015: A year of transformation—Acquisition of Alcatel Lucent and divestment of our HERE business” and “General facts on Nokia—History of Nokia”. Our strategy, which includes continued investments in our business and pursuing new business opportunities, may not yield a return on investment as planned or at all. Our ability to achieve strategic goals and targets is subject to a number of uncertainties and contingencies, certain of which are beyond our control, and there can be no assurance that we will be able to achieve the goals or targets we have set. We continuously target various improvements in our operations and efficiencies. There can be no assurances that our efforts will generate the expected results or improvements in our operations or that we will achieve our financial objectives related to such efforts.

We operate in fast-paced and innovative industries and the opportunities we seek may require significant investments in innovation in order to generate growth, profitably or other targeted benefits across our business groups. The actions we take may include investments in R&D (e.g., making significant targeted investments in developing 5G technologies and efforts in IoT), entering into licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. These investments, however, may not result in technologies, products or services that achieve or retain broad or timely market acceptance, answers to the expanding needs or preferences of our customers or consumers, or break-through innovations that we could otherwise utilize for value creation.

As such, our investments may not be profitable or achieve the targeted return on investment, or any return at all. If we are unable to anticipate and respond to these key market trends in a timely manner, or to actively drive future trends through our product and services development processes, we may not achieve the intended targets of our strategies and objectives, which may materially and adversely affect our business, financial condition and results of operations.

Additionally, we operate in intensely competitive business areas, which may limit our ability to implement our strategy and grow efficiently. Certain of our competitors have significant resources to invest in market exploration and may seek new monetization models or drive industry development and capture value in areas where we may not currently be competitive or do not have similar resources available to us. These areas may include monetization models linked to large amounts of consumer data, large connected communities, home or other entertainment services, digital media and virtual reality products, healthcare products and services, alternative payment mechanisms or marketing products. We also face competition from various companies that may be able to develop technologies or products that become preferred over those developed by us or result in adverse effects on us through, for instance, developing technological innovations that make our innovations less relevant.

We have in the past, and may in the future, acquire or divest assets. We may, however, fail to successfully complete planned acquisitions, divestments or integrate the acquired businesses (e.g. Alcatel Lucent) or assets in order to obtain intended benefits, retain and motivate acquired key employees, or timely discover all liabilities of the acquired business that we assume knowingly or unknowingly, which may have a material adverse effect on our business. In particular, failure to integrate Alcatel Lucent or to achieve the expected synergies or other benefits from the acquisition of Alcatel Lucent could materially and adversely affect our business, financial condition and results of operations. Additionally, we make investments to companies through certain investments funds, including Nokia Growth Partners, and there can be no assurance that such investments will result in new successful technologies that we will be able to monetize.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	69

Risk factors continued

We may be unable to realize the anticipated benefits from the acquisition of Alcatel Lucent or implement our organizational and operational structure efficiently or within the timeframe currently anticipated, including successfully implementing our business plans, successfully integrating Alcatel Lucent’s business or achieving the targeted synergies and other efficiencies.

We have allocated, and will continue to allocate, significant resources to integrating Alcatel Lucent’s business and implementing our post-acquisition business plans. Achieving the anticipated benefits, synergies and other efficiencies from the acquisition of Alcatel Lucent will depend largely on the timely and efficient integration of the business operations of Nokia and Alcatel Lucent and the combined company’s ability to successfully implement the post-acquisition business plans. The integration process involves certain risks and uncertainties, and there can be no assurance that we will be able to integrate Alcatel Lucent in the manner or within the timeframe currently anticipated. Such risks and uncertainties include, among others, the distraction of our management’s attention from our business resulting in performance shortfalls, the disruption of our ongoing business, interference with our ability to maintain our relationships with customers, vendors, regulators and employees and inconsistencies in our services, standards, controls, procedures and policies, any of which could have a material adverse effect on our business, financial conditions and/or results of operations. Potential challenges that we may encounter regarding the acquisition of Alcatel Lucent and the subsequent integration process include the following:

■	adverse contractual issues with respect to various agreements with third parties (including joint venture agreements, customers, vendors, licensees or other contractual parties), certain financing facilities, pension fund agreements, agreements for the performance of engineering and related work/services, IT agreements, technology, intellectual property rights and licenses, employment agreements, or pension and other post-retirement benefits related liability issues;

■	inability to retain or motivate key employees and recruit employees;

■	disruptions caused, for instance, by reorganizations triggered by the acquisition of Alcatel Lucent, which may result in inefficiency within the new organization through loss of key employees or delays in implementing our intended structural changes, among other issues;
■	inability to achieve the targeted organizational changes, efficiencies or synergies in the targeted time or to the extent targeted, for instance due to inability to streamline overlapping products and services, rationalize our organization and overhead, reduce overhead and costs or achieve targeted efficiencies, and the risk of new and additional costs associated with implementing such changes;

■	inability to rationalize or streamline our organization, product lines or retire legacy products and related services as a result of pre-existing customer commitments;

■	loss of, or lower volume of, business from key customers, or the inability to renew agreements with existing customers or establish new customer relationships, including limitations linked to customer policies with respect to aggregate vendor share or supplier diversity policies or increased efforts from competitors aiming to capitalize on disruptions, for instance, in our integration processes;

■	conditions and regulatory burdens imposed by laws, regulators or industry standards on our business or adverse regulatory or industry developments or litigation affecting us, as a result of the acquisition of Alcatel Lucent or otherwise;

■	potential unknown or larger than estimated liabilities of Alcatel Lucent or other circumstances related to Alcatel Lucent, for instance, due to us not having had full access to Alcatel Lucent’s internal records, including, but not limited to, those related to compliance issues, pension and other post-retirement benefit liabilities, regulation relating to pension funds, unforeseen increased expenses, delays or regulatory conditions associated with the integration and our ability to mitigate anticipated and contingent liabilities;

■	challenges relating to the consolidation of corporate, financial data and reporting, control and administrative functions, including cash management, foreign exchange/hedging operations, internal and other financing, insurance, financial control and reporting, IT, communications, legal and compliance and other administrative functions;

■	the coordination of R&D, marketing and other support functions may fail or cause inefficiencies or other administrative burdens caused by operating the combined business;
■	we may not be able to successfully maintain the Bell Labs research and innovation capabilities, or the acquisition of Alcatel Lucent or the related integration could have an adverse effect on Bell Labs; and

■	potential divestitures of certain businesses or operations, as desired, for which there can be no assurance that we would be successful in executing such a transaction at all or on favorable terms.

As a result of the acquisition of Alcatel Lucent, we have announced new leadership and a new operational structure for our business. For more information on our new structure, refer to “Business overview”. We may not be able to efficiently and smoothly implement our new organizational and operational structure, the structure may not be appropriately suited to meet our business plans, the implementation of such structural changes could be more costly than anticipated, and/or unforeseen issues could adversely affect our ability to achieve targeted synergies, leading to material adverse effects on our business, financial condition and/or results of operations.

There can be no assurance that we will achieve the targeted benefits of the acquisition of Alcatel Lucent, including business growth opportunities, cost synergy benefits, increased profitability and other efficiency-related benefits, within the timeframe currently estimated, or that any such benefits can be achieved at all. The anticipated benefits of the acquisition of Alcatel Lucent depend, in part, on the efficiency improvement measures that both Nokia and Alcatel Lucent have individually taken in recent years, and are expected to continue to undertake. While certain of these measures have already generated cost savings and operational efficiencies, the full intended benefits of these measures, or any additional initiatives that we may take in the future, may not be realized. Furthermore, there can be no assurance that adverse developments in general economic conditions or other unfavorable changes in our business environment or technological changes unfavorable to us will not limit, eliminate or delay our ability to realize anticipated benefits, which could have a material adverse effect on our business, financial condition and/or results of operations.

Additionally, the anticipated cost reductions and other benefits expected to arise from the acquisition of Alcatel Lucent and the integration of Alcatel Lucent into our existing business, as well as related costs to implement such measures, are derived

70	NOKIA ANNUAL REPORT ON FORM 20-F 2015

from our estimates and such estimates are inherently uncertain. The estimates are based on a number of assumptions made in reliance on the information available to us and management’s judgements based on such information, including, without limitation, information relating to the business operations, financial condition and results of operations of Alcatel Lucent. In assessing the acquisition of Alcatel Lucent, we relied on Alcatel Lucent information from the public domain, as well as information provided by Alcatel Lucent and its and our advisers, where we were unable to verify the accuracy of such information. While we believe these estimated synergy benefits and related costs are reasonable, the underlying assumptions are inherently uncertain and are subject to a variety of significant business, economic, and competitive factors, risks and uncertainties that could cause the actual results to differ materially from those contained in the expected synergy benefits and related cost estimates.

Our failure to promptly complete the purchases of the remaining outstanding Alcatel Lucent securities could adversely affect the market value of our shares and ADSs, and we may be unable to fully realize the anticipated benefits of the public exchange offer for all outstanding Alcatel Lucent securities.

We must own (i) 95% or more of the share capital and voting rights of Alcatel Lucent to implement a squeeze-out of the remaining outstanding Alcatel Lucent shares, and (ii) 95% or more of the sum of the outstanding Alcatel Lucent shares and the Alcatel Lucent shares issuable upon conversion of all of the OCEANEs to implement a squeeze-out of the remaining outstanding OCEANEs (Alcatel Lucent shares held in treasury are considered as held by Nokia for the purpose of this calculation). Additionally, under French law, a squeeze-out must be implemented within three months after the expiration of a public offer period or the subsequent offering period, if any, for Alcatel Lucent securities, such as the public exchange offer for all outstanding Alcatel Lucent securities.

Any temporary or permanent delay in acquiring all Alcatel Lucent securities could adversely affect our ability to integrate Alcatel Lucent’s business, including achieving targeted business benefits and synergies, and the market value of our shares and ADSs, as well as our access to capital and other sources of funding on acceptable terms.

If the Alcatel Lucent shares remain listed on Euronext Paris for a significant period of time, the Autorité des Marchés Financiers may not allow a squeeze-out of the remaining outstanding Alcatel Lucent securities or Euronext Paris may refuse to delist Alcatel Lucent shares, which would adversely affect our ability to integrate Alcatel Lucent’s business into the Nokia Group. Furthermore, there may be additional administrative burdens and other costs related to not being able to complete the squeeze-out.

If we are unable to squeeze out the remaining Alcatel Lucent shareholders and achieve full ownership of Alcatel Lucent, we may be unable to return as much equity to our shareholders as intended.

We may be materially and adversely affected by general economic and market conditions and other developments in the economies where we operate.

As we are a company with global operations and sales in many countries around the world, our sales and profitability are dependent on general economic conditions both globally and regionally as well as industry and market developments in numerous diverse markets. Adverse developments in, or the general weakness of, the economy, for instance through increasing levels of unemployment in the markets in which our customers operate, may have an adverse impact on the spending patterns of end-users. This, in turn, may affect both the services they subscribe to and usage levels of such services, which may lead to mobile operators and service providers investing in related infrastructure and services less than anticipated or investing in low-margin products and services, which could have a material adverse effect on our business, financial condition, and/or results.

General uncertainty and adverse developments in the financial markets and the general economy could have a material adverse effect on our ability to obtain sufficient financing. Uncertain market conditions may increase the price of financing or decrease our availability. We could encounter difficulties in raising funds or access to liquidity, which in turn may have a material adverse effect on our business, financial condition and/or results.

Continued difficulties, uncertainty or deterioration in global or regional economic conditions could have a material adverse effect on our business, financial condition and results of operations, as well as the future prospects for our business and operations. Moreover, adverse developments in the global financial markets could have a material adverse effect on our ability to access affordable financing on satisfactory terms, if at all.

We are dependent on the development of the industries in which we operate, including the information technology and communications industries and related services market. The telecommunications industry is cyclical and is affected by many factors, including the general economic environment, purchase behavior, deployment, roll-out timing and spending by service providers, consumers and businesses.

Our sales and profitability are dependent on the development of the industries in which we operate, including the information technology and communications and related services market in numerous diverse markets. For instance, we are particularly dependent on the investments made by mobile operators and network service providers in network infrastructure and related services. The pace and size of such investments is in turn dependent on the ability of network service providers and mobile operators to increase their subscriber numbers, reduce churn and compete with business models eroding revenue from the traditional voice, messaging and data transport services by stimulating increased use of voice, data and value-adding services with higher margins, as well as the financial condition of the network service providers and mobile operators. Additionally, market developments favoring new technological solutions, such as SDN, may reduce spending by our customers or favor our competitors who have a stronger position in such technologies.

The level of demand by service providers and other customers that purchase our products and services can change quickly and can vary over short periods of time. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	71

Risk factors continued

Our success in the industries where we operate is subject to a number of risks and uncertainties, including:

■	the intensity of competition;

■	further consolidation of our customers or competitors;

■	our ability to develop products and services in a timely manner, or at all, that meet future technological or quality requirements and challenges at a competitive cost level;

■	our ability to maintain and build-up strategic partnerships in our value creation chain (e.g., in product creation and in project delivery);

■	our ability to correctly estimate technological developments or adapt successfully to such developments;

■	the development of the relevant markets and/or industry standards in directions that leave us deficient in certain technologies and industry areas that impact our overall competitiveness;

■	the choice of our customers to turn to alternative vendors to maintain end-to-end services from such vendors;

■	our ability to successfully develop market recognition as a leading provider of software and services in the information technology and communications and related services market;

■	our ability to sustain or grow net sales in our business and areas of strategic focus, which could result in the loss of benefits related to economies of scale and reduced competitiveness;

■	our ability to identify opportunities and enter into agreements that are commercially successful;

■	our ability to continue utilizing current customer relations to advance our sales of related services, or pursue new service-led growth opportunities;

■	our global presence that involves large projects that expose us to various business and operational risks including those related to market developments, political unrest (e.g., in the Ukraine and Russia), economic and trade sanctions and compliance and anti-corruption related risks, especially with respect to emerging markets; and

■	our ability to maintain efficient and low-cost operations.

Our inability to overcome any of the above risks or uncertainties could have a material adverse effect on our results of operations or financial performance.

We conduct our business globally, exposing us to political and other regional developments, including in emerging market countries, which may have a higher degree of regulatory or political risk, including unfavorable or unpredictable treatment in relation to tax matters, exchange controls, and other restrictions.

We generate sales from, and have manufacturing and other facilities as well as suppliers located in, various countries around the world. Accordingly, regulatory developments, economic developments, political turmoil, military actions, labor unrest, civil unrest, public health, including disease outbreaks, environmental issues (including adverse effects resulting from climate change) and natural and man-made disasters in such countries could have a material adverse effect on our ability to supply products and services, including network infrastructure equipment manufactured in such countries, and on our sales and results of operations. In recent years, we have witnessed political unrest in various markets in which we conduct business or in which we have operations, which in turn has adversely affected our sales, profitability or operations in these markets, and in certain cases affected us outside these countries or regions. Any reoccurrence or escalation of such unrest could have a further material adverse effect on our sales or results of operations. For instance, past events and continued instability in Ukraine and the subsequent international reaction have previously, and may in the future, adversely affect our business or operations in Ukraine, Russia and/or related markets (e.g., through increased economic uncertainty or a slowdown or downturn attributable to current or increased economic and trade sanctions). We are inherently subject to various issues including potential health and safety issues related to our operations, as well as the operations of our suppliers, and we are exposed to certain risks in relations to claims, disputes or adverse public perceptions caused by such issues.

We have a significant presence in emerging market countries, which has further expanded following the acquisition of Alcatel Lucent, in which the political, economic and legal and regulatory systems are less predictable than in countries with more developed institutions.

These markets represent a significant portion of our total sales, and a significant portion of expected future industry growth. Most of our suppliers are located in, and our products are manufactured and assembled in, emerging markets, particularly in Asia. Our business and investments in emerging markets may also be subject to risks and uncertainties, including unfavorable or unpredictable treatment in relation to tax matters, exchange controls, and other restrictions affecting our ability to make cross-border transfers of funds, regulatory proceedings, unsound or unethical business practices, challenges in protecting our IPR, nationalization, inflation, currency fluctuations or the absence of, or unexpected changes in, regulation, as well as other unforeseeable operational risks. The purchasing power of our customers in developing markets depends to a greater extent on the price development of basic commodities and currency fluctuations, which may render our products or services unaffordable.

We continuously monitor international developments and assess the appropriateness of our presence and business in various markets, and may increase or reduce our presence or may completely exit certain markets. For instance, as a result of ongoing international developments, we have continued to re-assess our position on doing business in Iran and expanded our activities in a controlled manner in the country in compliance with applicable trade sanctions and regulations. While the international agreement on Iran’s nuclear activities has led to a relaxation of international sanctions, many jurisdictions continue to impose various restrictions on conducting business in Iran and the international regulatory framework remains complex. The actions described in this paragraph may have adverse effects on us ,for instance through triggering additional investigations, including tax audits by authorities, claims by contracting parties or reputational damage resulting, for instance, in adverse effects to our business relationships. The results and costs of investigations or claims against our international operations may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or costly settlements.

72	NOKIA ANNUAL REPORT ON FORM 20-F 2015

We face intense competition and may fail to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies or bring them to market in a timely manner.

Our business and the markets where we operate are characterized by rapidly evolving technologies, frequent new solutions requirements, product feature introductions and evolving industry standards. Our business performance depends, to a significant extent, on the timely and successful introduction of new products, services and upgrades of current products to meet the evolving requirements of customers, comply with emerging industry standards and address competing technological and product developments carried out by competitors. The R&D of new and innovative, technologically advanced products, as well as upgrades to current products and new generations of technologies, is a complex and uncertain process requiring high levels of innovation and investment, in addition to accurate anticipation of technological and market trends. We may focus our resources on products and technologies that do not become widely accepted or ultimately prove unviable. Our results of operations will depend to a significant extent on our ability to succeed in the following areas:

■	maintaining and developing a product portfolio and service capability that is attractive to our customers;

■	continuing to introduce new products and product upgrades successfully and on a timely basis;

■	developing new or enhancing existing tools for our services offerings;

■	optimizing the amount of customer or market specific technology, product and feature variants in our product portfolio;

■	continuing to enhance the quality of our products and services;

■	pricing products and services appropriately, which is crucial in the networks infrastructure business due to the typical long-term nature and complexity of the agreements; and

■	leveraging our technological strengths.

The participants in the information technology and communications and related services market compete on the basis of product offerings, technical capabilities, quality and price, as well as available financing arrangements. The competitive environment in this market continues to be intense and is characterized by maturing industry technologies, equipment price erosion and fierce price competition. Moreover, mobile operators’ cost reductions, network sharing and industry consolidation among operators has reduced the amount of available business, resulting in further increasing competition and pressure on pricing and profitability. Consolidation of operators may result in a revised selection of vendors and service providers concentrating their business in selected service providers and increasing the possibility that agreements with us are terminated or not renewed.

We compete with companies that have large overall scale, or within certain businesses or fields where our competitors may operate in a more efficient matter, affording such companies more flexibility on e.g., pricing. We also continue to face intense competition, including companies based in China, which endeavor to gain further market share and broaden their presence in new areas of the network infrastructure and related-services business by providing lower cost products and services. Competition for new customers, as well as for new infrastructure deployment is particularly intense and focused on price and agreement terms in favor of customers. Additionally, new competitors may enter the industry as a result of acquisitions or shifts in technology. For example, the virtualization of core and radio networks and the convergence of IT and telecommunications may lower the barriers to entry for IT companies entering the traditional telecommunications industry or build-up tight strategic partnerships with our traditional competitors. Additionally, Ericsson and Cisco announced in 2015 a multi-faceted partnership, which aims to compete with companies including us in advanced networks and end-to-end solutions, among other areas. Further, these developments may enable more generic IT, software and hardware to be used in telecommunications networks leading to further pricing pressure. If we are unable to respond successfully to competitive challenges in the markets in which we operate, our business and results of operations, particularly profitability and financial condition, may be materially and adversely affected.

Failure by us to effectively and profitably invest in new competitive products, services, upgrades and technologies and bring them to market in a timely manner could result in a loss of net sales and market share and have a material adverse effect, for instance, on our results of operations, competitiveness, profitability and financial condition.

We must introduce products and services in a cost-efficient, timely manner and manage proactively the costs related to our portfolio of products and services, including component sourcing, manufacturing, logistics and other operations. If we fail to maintain or improve our market position, competitiveness and scale compared to our competitors across the range of our products and services, as well as leverage our scale to the fullest extent, or if we are unable to develop or otherwise acquire software, keep prices at competitive levels, or if our costs increase relative to those of our competitors due to currency fluctuations, among other factors, this could materially and adversely affect our competitive position, business and results of operations, particularly our profitability.

We are dependent on a limited number of customers and large multi-year agreements. Accordingly, a loss of a single customer, operator consolidation or issues related to a single agreement may have a material adverse effect on our business.

A large proportion of the net sales that we generate, especially from the Mobile Networks business group, have historically been derived from a limited number of customers. As consolidation among existing customers continues, it is possible that an even greater portion of our net sales will be attributable to a smaller number of large service providers operating in multiple markets. As part of our focus on certain markets, the proportion of the sales to certain key customers in such markets has also grown. These developments are also likely to increase the impact on our net sales based on the outcome of certain individual agreement tenders.

Mobile operators are increasingly entering into network sharing arrangements, as well as joint procurement agreements, which may reduce their investments and the number of networks available for us to service. Further, procurement organizations of certain large mobile operators sell consulting services to enhance the negotiating position of smaller operators towards their vendors. As a result of these trends and the intense competition in the industry, we may be required to provide increasingly less favorable agreement terms in order to remain competitive. Any unfavorable developments in relation to, or any change in the agreement terms applicable to a major customer may have a material adverse effect on our business, results of operations and financial condition.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	73

Risk factors continued

Following the acquisition of Alcatel Lucent, we may lose certain existing agreements, or be unable to renew or gain new agreements due to customer diversity policies that limit the ability of customers to have one network provider exceeding a certain threshold of business in a given market. Policies or practices in certain countries may also limit the possibility for foreign vendors to participate in the provision of networks business over a certain threshold.

Large multi-year agreements, which are typical in the mobile infrastructure and related services business, include a risk that the timing of sales and results of operations associated with such agreements will differ from expectations. Moreover, such agreements often require dedication of substantial amounts of working capital and other resources, which may adversely affect our cash flow, particularly in the early stages of an agreement term, or may require us to continue to sell certain products and services, or to certain markets, that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products and services, or focusing on more profitable or strategically important markets. Any suspension, termination or non-performance by us under the agreement terms may have a material adverse effect on us (e.g., due to penalties for agreement breaches).

The Nokia Technologies business group’s patent licensing income and other intellectual property-related revenues are subject to risks and uncertainties such as our ability to maintain our existing sources of intellectual property-related revenue or establish new sources for revenue. A proportionally significant share of the current patent licensing income is generated from the smartphone market which has proven to be rather dynamic and features a limited number of large vendors.

We have historically invested significantly in R&D to develop new relevant technologies, products and services for our business. This has led to the Nokia Technologies business group having one of the industry’s strongest intellectual property portfolios, including numerous standardized or proprietary patented technologies. We now have two further, distinct and industry leading portfolios: the Nokia Networks and Alcatel Lucent portfolios. Many of our products and services depend on patents in these portfolios, and we also generate revenue by licensing or through selling patents. We seek to renew existing license agreements and negotiate new license agreements especially with mobile device manufacturers, while also seeking to expand the scope of our licensing activities to other industries, in particular those that implement mobile communication technologies. In addition to licensing our SEPs, we may seek to increase the licensing of implementation patents. The continued strength of our portfolios depends on our ability to create new relevant technologies, products and services through our R&D activities and to protect those with IPR. If those technologies, products and services do not become relevant and therefore attractive to licensees, the strength of our intellectual property portfolios could be reduced, which could adversely affect our ability to use our intellectual property portfolios for revenue generation. Our intellectual property-related revenue can vary considerably from time to time and there is no assurance that past levels are indicative of future levels of intellectual property-related revenue. Additionally, there can be no assurance that we will be able to maintain or increase the income generated by the portfolio acquired as part of the acquisition of Alcatel Lucent.

Despite the steps that we have taken to protect our technology investments with IPR, we cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other IPR will be sufficiently broad to protect our innovations. Third parties may infringe our intellectual property relating to our proprietary technologies or disregard their obligation to seek a license under our SEPs or seek to pay less than reasonable license fees.

The Nokia Technologies business group’s sales and profitability are currently derived largely from patent licensing. Patent licensing income may be adversely affected by general economic conditions or adverse market developments, as well as regulatory and other developments with respect to protection awarded to technology innovations or compensation trends with respect to licensing. For example, our patent licensing business may be adversely affected if licensees’ ability to pay is reduced or they become insolvent or bankrupt. Additionally, poor performance of potential or current licensees may limit their motivation to seek new or renew existing licensing arrangements with Nokia. In certain cases, patent licensing income is dependent on the sales of the licensee, where the reduced sales of the licensee have a direct effect on the patent licensing income received by the Nokia Technologies business group. With respect to fixed fee agreements, potential licensee bankruptcies would have adverse effects on the patent licensing income attributable to the Nokia Technologies business group.

We retained our entire patent portfolio after the Sale of the D&S Business. Following the Sale of the D&S Business, Nokia Technologies has no longer accepted payments in the form of grant-back licenses, which has contributed to growing licensing revenue. While this has been our practice, there can be no guarantee that this can be continued in future. In the past, parts of our intellectual property development were driven by innovation stemming from the Devices & Services business. As we no longer own this business, the relevance of our future intellectual property to the technology sector may lessen and our ability to influence industry trends and technology selections may reduce.

We enforce our patents against unlawful infringement and generate revenue through realizing the value of our intellectual property by entering into license agreements and through patent divestment transactions. Patent license agreements can cover both licensees’ past and future sales. The portion of the income that relates to licensees’ past sales is not expected to have a recurring benefit and ongoing patent income from licensing is generally subject to various factors that we have little or no control over, for instance sales by the licensees. There are no assurances that our actions to generate intellectual property-related revenue will lead to favorable outcomes, such as patent license agreements on favorable terms to us, or that we would be able to use our patent portfolio for revenue generation to a similar extent going forward. Issues related to agreement renewal, licensee business performance or bankruptcies affecting our licensees could have a significant impact on our revenue. We have mainly focused on licensing our SEPs, but also seek to monetize other IPR, including implementation patents and other forms of intellectual property. However, there can be no assurances that we will be successful in our effort to broaden the scope of our intellectual property licensing programs.

In certain cases, we have initiated arbitration proceedings to establish the terms of compensation between the parties. Due to the nature of arbitration proceedings, there can be no assurances as to the final outcome or timing of a resolution.

Regulatory developments, actions by authorities, or applications of regulations may adversely affect our ability to protect our intellectual property or create intellectual property-related revenue. Any patents or

74	NOKIA ANNUAL REPORT ON FORM 20-F 2015

other IPR that may be challenged, invalidated or circumvented, and any right granted under our patents may not provide competitive advantages for us. Our ability to protect and monetize our intellectual property may depend on regulatory developments in various jurisdictions and the implementation of the regulations by administrative bodies. Our ability to protect, license or divest our patented innovations may vary by region. In the technology sector generally, certain licensees are actively avoiding license payments, while some licensors are using aggressive methods to collect license payments, with both behaviors attracting regulatory attention. Authorities in various countries have increasingly monitored patent monetization and may aim to influence terms on which patent licensing arrangements or patent divestments may be executed. Such terms may be limited to a certain country or region; however, authorities could potentially seek to widen the scope and even impose global terms, potentially resulting in an adverse effect on us or limiting our ability to monetize our patent portfolios.

Intellectual property-related disputes and litigation are common in the technology industry and are often used to enforce patents and seek licensing fees. Other companies have commenced and may continue to commence actions seeking to establish the invalidity of our intellectual property, including our patents. In the event that one or more of our patents is challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could have an impact on our competitive position. The outcome of court proceedings is difficult to predict and, consequently, our ability to use intellectual property for revenue generation may from time to time depend on favorable court rulings. Additionally, if any of our patents is invalidated, or if the scope of the claims in any patents is limited by a court decision, we could be prevented from using such patents as a basis for product differentiation or from licensing the invalidated or limited portion of our IPR. Even if such a patent challenge is not successful, the related proceedings could be expensive and time-consuming, divert the attention of our management and technical experts from our business and have an adverse effect on our reputation. Any diminution of the protection that our own IPR enjoy could cause us to lose certain benefits of our investments in R&D.

We enter into business agreements separately within our business groups which may grant certain licenses to our patents. Some of these agreements may inadvertently grant licenses to our patents with a broader scope than intended, or they may otherwise make the enforcement of our patents more difficult.

Our products, services and business models depend on IPR technologies that we have developed as well as technologies that are licensed to us by certain third parties. As a result, evaluating the rights related to the technologies we use or intend to use is increasingly challenging, and we expect to continue to face claims that we have allegedly infringed third parties’ IPR. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and/or costly and time consuming litigation.

Our products and services include, and our business models depend on, utilization of numerous patented standardized or proprietary technologies. We invest significantly in R&D through our business to develop new relevant technologies, products and services. Our R&D activities have resulted in us having one of the industry’s strongest intellectual property portfolios, which our products and services and future cash generation and income depend on. We believe our innovations that are protected by IPR are a strong competitive advantage for our business. The continued strength of our portfolios depends on our ability to create new relevant technologies, products and services through our R&D activities.

Our products and services include increasingly complex technologies that we have developed or that have been licensed to us by certain third parties. The amount of such proprietary technologies and the number of parties claiming IPR continue to increase, even within individual products, as the range of our products becomes more diversified and as the complexity of the technology increases. Additionally, we may enter into new business areas involving complex technologies. As such we continue to face the possibility of alleged infringement and related intellectual property claims against these going forward. The holders of patents and other IPR potentially relevant to our products may be unknown to us, may have different business models, may refuse to grant licenses to their proprietary rights, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to alleged infringement or other corresponding allegations or claims by others which could impair our ability to rely on such technologies. Additionally, although we endeavor to ensure that companies collaborating with us possess appropriate IPR or licenses, we cannot fully avoid the risks of IPR infringement created by suppliers of components and various layers in our products, or by companies with which we collaborate in R&D activities. Similarly, we and our customers may face claims of infringement in connection with their use of our products.

In line with standard industry practice, we generally indemnify our customers for certain intellectual property-related infringement claims related to products or services purchased from us. Such claims are generally made directly to our customer and we may have limited possibilities to control the processes or evaluate the outcomes advance. As such, indemnifications can result in significant payment obligations for us that may be difficult to predict in advance.

The business models for many areas in advanced IT, including mobile services, may not be clearly established. The lack of availability of licenses for copyrighted content, delayed negotiations or restrictive licensing terms may have a material adverse effect on the cost or timing of content-related services offered by us, mobile network operators or third-party service providers.

Since all technology standards that we use and rely on, include certain IPR, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe the number of third parties declaring their intellectual property to be potentially relevant to these standards; for example, the standards related to so-called 3G and LTE mobile communication technologies, as well as other advanced mobile communications standards including the forthcoming 5G standard, is increasing, which may increase the likelihood that we will be subject to such claims in the future. As the number of market entrants and the complexity of technology increases, it remains likely that we will need to obtain licenses with respect to existing and new standards from other licensors. While we believe most such IPR declared or actually found to be essential to a particular standard carries an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree. As a result, we have experienced costly and time-consuming litigation over such issues and we may continue to experience such litigation in the future.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	75

Risk factors continued

From time to time, certain existing patent licenses may expire or otherwise become subject to renegotiation. The inability to renew or finalize such arrangements or renew licenses with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on our ability to sell certain products and could result in payments that could potentially have a material adverse effect on our operating results and financial condition. These legal proceedings may continue to be expensive and time-consuming and divert the efforts of our management and technical experts from our business, and, if decided against us, could result in restrictions on our ability to sell our products, require us to pay increased licensing fees, unfavorable judgments, costly settlements, fines or other penalties and expenses.

Our patent license agreements may not cover all the future businesses that we may enter, our existing business may not necessarily be covered by our patent license agreements if there are changes in our corporate structure or our subsidiaries, or our newly-acquired businesses may already have patent license agreements with terms that differ from similar terms in our patent license agreements. This may result in increased costs, restrictions in the use of certain technologies or time-consuming and costly disputes whenever there are changes in our corporate structure or our subsidiaries, or whenever we enter into new business areas or acquire new businesses.

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

Any restrictions on our ability to sell our products due to expected or alleged infringements of third-party IPR and any IPR claims, regardless of merit, could result in a material loss of profits, costly litigation, the obligation to pay damages and other compensation, the diversion of the attention of our key employees, product shipment delays or the need for us to develop non-infringing technology or to enter into a licensing agreement on unfavorable commercial terms. If licensing agreements are not available on commercially acceptable terms, we could be precluded from making and selling the affected products, or could face increased licensing costs. As new features are added to our products, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a material adverse effect on our operating results.

Our business is subject to direct and indirect regulation. As a result, changes in various types of regulations or their application, as well as economic and trade policies applicable to current or new technologies or products, may adversely affect our business and results of operations. Our governance, internal controls and compliance processes could also fail to prevent regulatory penalties, both at operating subsidiaries and in joint ventures.

Our business is subject to direct and indirect regulation in each of the countries and regions where we, the companies with which we collaborate and our customers operate. We develop many of our products based on existing regulations and technical standards, our interpretation of unfinished technical standards or in certain cases in the absence of applicable regulations and standards. As a result, changes in various types of regulations or their application, as well as economic and trade policies applicable to current or new technologies or products, may adversely affect our business and results of operations. For example, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network constructions or the expansion and commercial launch and ultimate commercial success of such networks. Also, changes in applicable privacy-related regulatory frameworks or their application may adversely affect our business, including possible changes that increase costs, limit or restrict possibilities to offer products or services, or reduce or could be seen to reduce the privacy aspects of our offerings, including if further governmental interception capabilities or regulations aimed at allowing governmental access to data are required for the products and services that we offer. Additionally, countries could require governmental interception capabilities or regulations aimed at allowing governmental access to data that could adversely affect us by reducing our sales to such markets or limiting our ability to use components or software that we have developed or sourced from other companies. Further, our business and results of operations may be adversely affected by regulation, as well as economic and trade policies favoring the local industry participants, as well as other measures with potentially protectionist objectives that host governments in various countries may take, particularly in response to challenging global economic conditions or following changes in political regimes. The impact of changes in or uncertainties related to regulation and trade policies could affect our business and results of operations adversely or indirectly in certain cases where the specific regulations do not directly apply to us or our products and services.

The regulatory, exports and sanctions legal environment can also be difficult to navigate for companies with global operations. Our ability to protect our intellectual property and generate intellectual property-related net sales is dependent on regulatory developments in various jurisdictions, as well as the application of the regulations, for instance through administrative bodies. Export control, tariffs or other fees or levies imposed on our products and environmental, health, product safety and data protection, security, consumer protection, money laundering and other regulations that adversely affect the export, import, technical design, pricing or costs of our products could also adversely affect our sales and results of operations. Additionally, changes in various types of regulations or their application with respect to taxation or other fees collected by governments or governmental agencies may result in unexpected payment obligations, and in response to prevailing difficult global economic conditions there may be an increased aggressiveness in collecting such fees. We may be subject to new, existing or tightened export control regulations, sanctions, embargoes or other forms of economic and trade restrictions imposed on certain countries. Such actions may trigger additional investigations, including tax audits by authorities or claims by contracting parties. The results and costs of such investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a costly settlement.

Our provision of services and adaptation of Cloud-based solutions has resulted in us being exposed to a variety of new regulatory issues (e.g., data privacy) and makes us subject to increased regulatory scrutiny. Our current business models rely on certain centralized data processing solutions and Cloud or remote delivery-based services for distribution of services and software or data

76	NOKIA ANNUAL REPORT ON FORM 20-F 2015

storage. The Cloud or remote delivery-based business models and operations have certain inherent risks, including those stemming from the potential security breaches, and applicable regulatory regimes may cause limitations in implementing such business models or expose us to regulatory or contractual actions. Moreover, our competitors have employed and will likely continue to employ significant resources to shape the legal and regulatory regimes in countries where we have significant operations. Governments and regulators may make legal and regulatory changes or interpret and apply existing laws in ways that make our products and services less appealing to end users or require us to incur substantial costs, change our business practices or prevent us from offering our products and services.

We operate on a global scale and our business and activities cover multiple jurisdictions and are subject to complex regulatory frameworks. Current international trends show increased enforcement activity and enforcement initiatives in areas such as competition law and anti-corruption. Despite our Group-wide annual ethical business training and other efforts including a compliance risk assessment, which aims to ensure knowledge of best practices related to governance and compliance processes, we may not be able to prevent breaches of law or governance standards within our business, subsidiaries and joint ventures.

Nokia is a publicly listed company. As such, it is subject to various securities and accounting rules and regulations. While Nokia has determined that its internal control over financial reporting was effective as of December 31, 2015 it must continue to monitor and assess its internal control over financial reporting and its compliance with the applicable securities regulation and accounting rules and regulations. Our operating subsidiaries or our joint ventures’ failure to maintain effective internal controls over financial reporting or to comply with the applicable securities and accounting rules and regulations, could adversely affect the accuracy and timeliness of our financial reporting, which could result, for instance, in loss of confidence in us or in the accuracy and completeness of our financial reports, or otherwise in the imposition of fines or other regulatory measures, which could have a material adverse effect on us.

Our business model relies on solutions for distribution of services and software or data storage, which entail inherent risks relating to applicable regulatory regimes, cybersecurity breaches and other unauthorized access to network data or other potential security risks that may adversely affect our business.

Our current business models rely on certain centralized data processing solutions and Cloud or remote delivery-based services for distribution of services and software or data storage. The Cloud or remote delivery-based business models and operations have certain inherent risks, including those stemming from potential security breaches and applicable regulatory regimes, which may cause limitations in implementing Cloud or remote delivery-based models or expose us to regulatory or contractual actions.

Although we endeavor to develop products and services that meet with the appropriate security standards, including effective data protection, we or our products and online services, marketing and developer sites may be subject to cybersecurity breaches, including hacking, viruses, worms and other malicious software, unauthorized modifications or illegal activities that may cause potential security risks and other harm to us, our customers or consumers and other end-users of our products and services. Events or allegations of cybersecurity breaches may have a material adverse effect on our business. IT is rapidly evolving, the techniques used to obtain unauthorized access or sabotage systems change frequently and the parties behind cyber-attacks and other industrial espionage are believed to be sophisticated and have extensive resources, and it is not commercially or technically feasible to mitigate all known vulnerabilities in a timely manner or to eliminate all risk of cyber-attacks and data breaches. Additionally, we contract with multiple third parties in various jurisdictions who collect and use certain data on our behalf. Although we have processes in place designed to ensure appropriate collection, handling and use of such data, third parties may use the data inappropriately or breach laws and agreements in collecting, handling or using or leaking such data. This could lead to lengthy legal proceedings or fines imposed on us, as well as adverse effects to our reputation and brand value.

In connection with providing products and services to our customers and consumers, certain customer feedback, information on consumer usage patterns and other personal and consumer data are collected and stored through us, either by us or our business partners or subcontractors. Loss, improper disclosure or leakage of any personal or consumer data collected by us or which is available to our partners or subcontractors, made available to us or stored in or through our products could have a material adverse effect on us and harm our reputation and brand. We have outsourced a significant portion of our IT operations, as well as through the network and information systems that we sell to third parties or for whose security and reliability we may otherwise be accountable. Additionally, governmental authorities may use our networks products to access the personal data of individuals without our involvement; for example, through the so-called lawful intercept capabilities of network infrastructure. Even the perception that our products do not adequately protect personal or consumer data collected by us, made available to us or stored in or through our products or that they are being used by third parties to access personal or consumer data could impair our sales, results of operations, reputation and brand value.

Unauthorized third parties have targeted Alcatel Lucent’s information systems, using sophisticated attempts, referred to as advanced persistent threats, “phishing” and other attacks. Such attempts to access Alcatel Lucent’s information systems have been successful on one occasion in 2013, on two occasions in 2014 and on one occasion in 2015, partially reflecting the overall increase in the number of attacks around the world and more specifically in Alcatel Lucent’s industry. Alcatel Lucent investigated the impact of these attacks and, with respect to the attacks in 2013 and 2014, although Alcatel Lucent has no reason to believe that sensitive information was actually compromised, Alcatel Lucent is not in a position to be certain, as the investigations showed that some data was extracted. Alcatel Lucent continues to take corrective actions that Alcatel Lucent believes will substantially mitigate the risk that such attacks will materially impact its business or operations, or those of its customers. However, as cyber-attacks can be difficult to detect, we cannot rule out that there may have been other cyber-attacks that have been successful and/or evaded detection.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	77

Risk factors continued

Our business is also vulnerable to theft, fraud or other forms of deception, sabotage and intentional acts of vandalism by third parties, as well as our employees. Unauthorized access to or modification, misappropriation or loss of, our intellectual property and confidential information could result in litigation and potential liability to customers, suppliers and other third parties, harm our competitive position, reduce the value of our investment in R&D and other strategic initiatives or damage our brand and reputation, which could have a material adverse effect on our business, results of operations or financial condition. Additionally, the cost and operational consequences of implementing further information system protection measures could be significant. We may not be successful in implementing such measures, which could cause business disruptions and be more expensive, time consuming and resource-intensive. Such disruptions could adversely impact our business.

As our business operations, including those we have outsourced, rely on complex IT systems and networks (and related services), our reliance on the precautions taken by external companies to insure the reliability of our and their IT systems, networks and related services is increasing. Consequently, certain disruptions in IT systems and networks affecting our external providers could have a material adverse effect on our business due to disruptions, breaches or the like.

Our Nokia Technologies business group aims to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services in the areas of virtual reality, digital media and digital health, as well as other business ventures including technology innovation and incubation, which may not materialize as planned or at all.

Our Nokia Technologies business group pursues various business opportunities building on our innovations and the Nokia brand. In addition to patent licensing, the Nokia Technologies business group is focused on generating net sales and profits through business ventures related to licensing the Nokia brand, virtual reality, digital media and digital health as well as other business ventures including technology innovation and incubation, focused on developing new ideas and prototypes.

There can be no assurance that we will successfully reach brand licensing arrangements at all or on terms that prove satisfactory to us. Additionally, licensing the Nokia brand to device manufacturers could—in cases where the licensee acts inconsistently with our ethical, compliance or quality standards—negatively affect our reputation and the value of our brand, thus diminishing the business potential with respect to utilizing our brand for licensing opportunities or otherwise having a negative effect on our business. The Nokia Technologies business group develops and licenses various innovations as well as develops its own products, including the OZO virtual reality camera in 2015. The contract manufacturing and selling of devices can expose us to risks, including product liability claims or claims from contract manufacturers.

The industries in which we operate, or may operate in the future, are generally fast-paced, rapidly evolving and innovative. Such industries are at different levels of maturity, and there can be no assurances that any investment we make will yield an expected return or result in the intended benefits. Our business will likely require significant well-placed investments to innovate and grow successfully. Such investments may include R&D, licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. Such investments may not, however, result in technologies, products or services that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers. Additionally, we are entering into new business areas based on our technology assets and may explore new business ventures. Such business areas or plans may be adversely affected by adverse industry and market developments in the numerous diverse markets in which we operate, as well as by general economic conditions globally and regionally. As such, the investments may not be profitable or achieve the targeted rates of return. There can be no assurances that we will be able to identify and understand the key market trends and user segments enabling us to address customers’ and consumers’ expanding needs in order to bring new innovative and competitive products and services to market in a timely manner.

There can be no assurances that our Nokia Technologies business group will be successful in innovation and incubation or in generating net sales and profits through its business plans, for instance in technology and brand licensing, products in the areas of virtual reality, digital media and health. Additionally, entering into new business areas may expose us to additional liabilities or claims, for instance through product liability or other regulatory frameworks and related government investigations, litigation, penalties or fines.

We are subject to various legislative frameworks and jurisdictions that regulate fraud as well as economic and trade sanctions and policies, and as such, the extent and outcome of possible proceedings is difficult to estimate with any certainty. Our subsidiary Alcatel Lucent has been, and continues to be, involved in investigations concerning alleged violations of anti-corruption laws, and has been, and could again be, subject to material fines, penalties and other sanctions as a result of such investigations.

As a global company, we are subject to various legislative frameworks and jurisdictions that regulate fraud committed in the course of business operations, as well as economic and trade sanctions and, as such, the extent and outcome of possible proceedings is difficult to estimate with any certainty. Anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (“FCPA”) also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company’s operations do not involve corrupt payments. Since we operate throughout the world, and given that some of our clients are government-owned entities and that our projects and agreements often require approvals from public officials, there is a risk that our employees, consultants or agents may take actions that are in violation of our policies and of anti-corruption laws. In many parts of the world where we currently operate or seek to expand our business, local practices and customs may be in contradiction to our policies, including the Nokia Code of Conduct, and could violate anti-corruption laws, including the FCPA and the UK Bribery Act 2010, and applicable European Union regulations, as well as applicable economic and trade sanctions and embargoes. Our employees, or other parties acting on our behalf, could violate policies and procedures intended to promote compliance with anti-corruption laws or economic and trade sanctions. Violations of these laws by our employees or other parties acting on our behalf, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization, could result in us or our employees becoming subject to criminal or civil enforcement actions, including fines or penalties, disgorgement of profits and suspension or disqualification of sales.

78	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Additionally, violations of law or allegations of violations may result in reputational harm and loss of business and adversely affect our brand and reputation. Detecting, investigating and resolving such situations may also result in significant costs, including the need to engage external advisers, and consume significant time, attention and resources from our management and other key employees. The result and costs of such investigations or claims may be difficult to predict and could lead to, for instance, lengthy disputes, fines, fees or indemnities, costly settlement or the deterioration of the Nokia brand.

In the past, Alcatel Lucent has experienced both actual and alleged violations of anti-corruption laws, including of the FCPA. As a result, Alcatel Lucent has had to pay substantial amounts to the US Securities and Exchange Commission in disgorgement of profits and interest, and to the U.S. Department of Justice (the “DOJ”) in criminal fines. In 2010, Alcatel Lucent signed a deferred prosecution agreement (the “DPA”) with the DOJ, pursuant to which the prosecution for violations of the internal controls and books and records provisions of the FCPA would be deferred for the term of the DPA. Among other things, the DPA contained provisions requiring the engagement of a French anti-corruption compliance monitor (the “Monitor”). Alcatel Lucent worked with the Monitor to implement its recommendations, most of which were focused on strengthening the resources dedicated to the compliance organization of Alcatel Lucent Group, and on enhancing and expanding its policies and procedures, including those Alcatel Lucent use when Alcatel Lucent retains third parties (such as distributors and suppliers).

On December 8, 2014, the Monitor submitted a final report and certified that Alcatel Lucent’s compliance program, including its policies and procedures, is reasonably designed and implemented to prevent and detect violations of anti-corruption laws within Alcatel Lucent as defined in and required by the DPA. Following receipt of the Monitor’s final report, the DOJ filed a motion to dismiss with prejudice the FCPA charges underlying the DPA, which the court granted on February 9, 2015.

Alcatel Lucent had to make certain payments to the Costa Rican Attorney General and the Instituto Costarricense de Electricidad in settlement of anti-corruption claims in Costa Rica. Alcatel Lucent is also subject to certain other ongoing investigations and proceedings in France and Nigeria, which may result in further material damages, fines, penalties and other sanctions, and in its inability to participate in certain public procurement agreements in those countries.

There can be no assurance that we would not be subject to material fines, penalties and other sanctions as a result of similar events outlined in this risk factor. Any damages, fines, penalties or other sanctions attributable to Alcatel Lucent could have a material adverse effect on our brand, reputation or financial position.

We have operations in a number of countries and, consequently, risk facing complex tax issues and disputes and could be obligated to pay additional taxes in various jurisdictions.

We operate in a number of jurisdictions, which involve different tax regimes and application of rules related to taxation. Applicable taxes such as income taxes, as well as indirect taxes and social taxes, for which we make provisions, could increase significantly as a result of changes in applicable tax laws in the countries in which we operate, the interpretation of such laws by local tax authorities could drastically change or tax audits may be performed by local tax authorities. The impact of these factors is dependent on the types of revenue and mix of profit we generate in various countries, for instance, income from sales of products or services may have different tax treatments.

We are subject to income taxes in multiple jurisdictions. Our business and the investments we make globally, especially in emerging markets, are subject to uncertainties, including unfavorable or unpredictable changes in tax laws (possibly with retroactive effect in certain cases), taxation treatment and regulatory proceedings including tax audits. For instance, during early 2013 we were subject to a tax investigation in India, focusing on Indian tax consequences of payments made within Nokia for the supply of operating software from our parent company in Finland. Such proceedings can be lengthy, involve actions that can hinder local operations and affect unrelated parts of our business, and the outcome of such proceedings is difficult to predict.

Our acquisition of Alcatel Lucent may result in adverse tax consequences arising from a change of ownership of Alcatel Lucent, including, but not limited to, stamp duties, land transfer taxes, franchise taxes and other levies. Additionally, there may be other potential tax consequences related to the Acquisition of which we are not currently aware, which may result in significant tax consequences now or in the future.

Adverse developments or outcomes of such proceedings could have a material adverse effect on our cash flow and financial position. We are required to indemnify Microsoft for certain tax liabilities, including (i) tax liabilities for the Nokia entities acquired by Microsoft in connection with the closing of the Sale of the D&S Business, (ii) the assets acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the closing of the Sale of the D&S Business, (iii) a certain pre-closing portion of any taxable period that includes the closing date of the Sale of the D&S Business and (iv) taxes imposed with respect to any asset not acquired by Microsoft in connection with the Sale of the D&S Business. We are also required to indemnify the Consortium for certain tax liabilities, including tax liabilities for the acquired HERE entities by the Consortium in connection with the closing of the Sale of the HERE Business attributable to (i) tax periods ending on or prior to the closing date of the closing of the Sale of the HERE Business, and (ii) a certain pre-closing portion of any taxable period that includes the closing date of the Sale of the HERE Business.

There may also be unforeseen tax expenses that may turn out to have an unfavorable impact on us. As a result and given the inherent unpredictable nature of taxation, there can be no assurance that our tax rate will remain at the current level or that cash flows regarding taxes will be stable.

Our actual or anticipated performance, among other factors, could reduce our ability to utilize our deferred tax assets.

Deferred tax assets recognized on tax losses, unused tax credits and tax deductible temporary differences are dependent on our ability to offset such items against future taxable income within the relevant tax jurisdiction. Such deferred tax assets are also based on our assumptions on future taxable earnings and these may not be realized as expected, which may cause the deferred tax assets to be materially reduced. There can be no assurances that an unexpected reduction in deferred tax assets will not occur. Any such reduction could have a material adverse effect on us. Additionally, our earnings have in the past been and may in the future continue to be unfavorably affected in the event that no tax benefits are recognized for certain deferred tax items.

It is possible that the acquisition of Alcatel Lucent results in adverse tax consequences arising from a change of ownership of Alcatel Lucent. The tax consequences of a change of ownership of a corporation can lead to an

NOKIA ANNUAL REPORT ON FORM 20-F 2015	79

Risk factors continued

inability to carry-over certain tax attributes, including, but not limited to, tax losses, tax credits and/or tax basis of assets.

We may be unable to retain, motivate, develop and recruit appropriately skilled employees.

Our success is dependent on our ability to retain, motivate, develop (through periodic competence training) and recruit appropriately skilled employees. The market for skilled employees and leaders in our business is extremely competitive.

We aim to create a corporate culture that is motivational and encourages creativity and continuous learning, as competition for skilled employees remains intense. Our workforce has fluctuated significantly over recent years as we have introduced changes in our strategy to respond to our business targets and endeavors. Such changes and uncertainty have caused and may in the future cause disruption and dissatisfaction among employees, as well as fatigue due to the cumulative effect of several reorganizations over the past years and our efforts to implement the new operational structure for our business following the acquisition of Alcatel Lucent. As a result, employee motivation, energy, focus, morale and productivity may be reduced, causing inefficiencies and other problems across the organization resulting in the loss of key employees and increased costs in resolving and addressing such matters. Reorganizations and strategic changes may also result in key employees leaving us or resource gaps, certain of which may only be noticed after a certain period of time or which negatively impact the relationship to customers, vendors or other business partners. If the strategic direction or our business is perceived adversely by our employees, this may result in a heightened risk of being able to retain or recruit employees. Moreover, our employees may be targeted aggressively by our competitors, particularly, due to changes in our strategy or to the acquisition of Alcatel Lucent, and certain employees may be more receptive to such offers, resulting in the loss of key individuals. Accordingly, we may need to adjust our compensation and benefit policies and take other measures to attract, retain and motivate skilled employees to align with the changes to our culture and business in order to implement our new strategies successfully.

Implementing new organizational structures may entail plans to relocate or lay-off employees, close or consolidate sites or outsource parts of the business operations.

Such strategy related changes may result in implementation costs, as well as displacement or insecurity among employees resulting in the inability to retain required skills and key employees, resulting in resource gaps and which could have a material adverse effect on our operations. Also, planned efforts to rebalance our workforce may not be completed as planned and may result in larger than expected costs or we may not be able to complete such efforts as planned for instance due to legal restrictions, resulting in a non-optimal workforce that could hinder our ability to reach targeted cost savings. Additionally, succession planning especially with respect to key employees and leaders is crucial to avoid business disruptions and to ensure the appropriate transfer of knowledge. We have through the acquisition of Alcatel Lucent, and may from time to time, acquire businesses or complete other transactions where retaining key employees may be crucial to obtain intended benefits of such transactions. We must ensure that key employees of such acquired businesses are retained and appropriately motivated. However, there can be no assurances that we will be able to implement measures successfully to retain or hire the required employees. We believe this will require significant time, attention and resources from our senior management and other key employees within our organization and may result in increased costs. We have encountered, and may in the future encounter, shortages of appropriately skilled employees or lose key employees or senior management, which may hamper our ability to implement our strategies and may have a material adverse effect on our business and results of operations.

Relationships with employee representatives are generally managed at the site level and most collective bargaining agreements have been in place for several years. Our inability to negotiate successfully with employee representatives or failures in our relationships with such representatives could result in strikes by the employees, increased operating costs as a result of higher wages or benefits paid to employees as the result of such strike or other industrial action and/or inability to implement changes to our organization and operational structure in the planned timeframe or expense level, or at all. If our employees were to engage in a strike or other work stoppage, we could experience a significant disruption in our day-to-day operations and/or higher ongoing labor costs, which could have a material adverse effect on our business and results of operations.

We may face problems or disruptions especially within our Mobile Networks business groups’ manufacturing, service creation, delivery, logistics or supply chain. Additionally, adverse events may have a profound impact on production sites or the production sites of our suppliers, which are geographically concentrated.

Our product manufacturing, service creation and delivery, as well as our logistics, are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve the efficiency and flexibility of our manufacturing, service creation and delivery, as well as our logistics function and ability to produce, create and distribute continuously changing volumes. We, or third parties that we outsource services to, may experience difficulties in adapting our supply to meet the changing demand for our products and services, ramping up and down production at our facilities, adjusting our network implementation capabilities as needed on a timely basis, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, managing the increasingly complex manufacturing process, service creation and delivery process or achieving required efficiencies and flexibility.

Our manufacturing operations depend on obtaining sufficient quantities of fully functional products, components, sub-assemblies, software and services on a timely basis. Our principal supply requirements for our products are for electronic components, mechanical components and software, which all have a wide range of applications in our products.

In certain cases, a particular component or service may be available only from a limited number of suppliers or from a single supplier in the supply chain. Additionally, our dependence on third-party suppliers has increased as a result of our strategic decisions to outsource certain activities. Suppliers may from time to time extend lead times, limit supplies, change their partner preferences, increase prices, provide poor quality supplies or be unable to adapt to changes in demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and services on a timely basis. For example, our efforts to meet our customer needs during major network roll-outs in certain markets may require sourcing large volumes of components

80	NOKIA ANNUAL REPORT ON FORM 20-F 2015

and services from suppliers and vendors at short notice and simultaneously with our competitors. If we fail to anticipate customer demand properly, an over-supply or under-supply of components and production or services delivery capacity could occur. In many cases, some of our competitors utilize the same contract manufacturers, component suppliers and service vendors. If they have purchased capacity or components ahead of us, this could prevent us from acquiring the required components or services, which could limit our ability to supply our customers or increase our costs.

We may not be able to secure components on attractive terms from our suppliers or, a supplier may fail to meet our supplier requirements, such as our and our customers’ product quality, safety, security and other standards. Consequently, some of our products may be unacceptable to us following failure to meet our quality controls or unacceptable to our customers. We may also be subject to damages due to product liability claims arising from defective products and components or services that may need to be replaced. Also, certain suppliers may not comply with local laws, including, among others, local labor laws. Additionally, a component supplier may experience delays or disruptions to our manufacturing processes or financial difficulties or even insolvency, bankruptcy or closure of our business, in particular due to difficult economic conditions. We may also experience challenges caused by third parties or other external difficulties in connection with our efforts to modify our operations to improve the efficiency and flexibility of our manufacturing, service creation and delivery, as well as our logistics, including, but not limited to, strikes, purchasing boycotts, public harm to our brand and claims for compensation resulting from our decisions on where to place and how to utilize our manufacturing facilities. Such difficulties may result from, among other things, delays in adjusting production at our facilities, delays in expanding production capacity, failures in our manufacturing, service creation and delivery, as well as logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Any of these events could delay our successful and timely delivery of products that meet our and our customers’ quality, safety, security and other requirements, cause delivery of insufficient or excess volumes compared to our own estimates or customer requirements, or otherwise have a material adverse effect on our sales and results of operations or our reputation and brand value.

Many of our production sites or the production sites of our suppliers are geographically concentrated, with a majority of our suppliers based in Asia. Also we rely on efficient logistic chain elements, e.g. regional distribution hubs or transport chain elements (main ports, streets, and airways), which may be affected by various events, including natural disasters, civil unrest, political instability or health-related issues (e.g., pandemic outbreaks). In the event that any of these geographic areas are affected by any adverse conditions, such as natural disasters, geopolitical disruptions or civil unrest that disrupt production and/or deliveries from our suppliers, our ability to deliver our products on a timely basis could be adversely affected, which may have a material adverse effect on our business and results of operations.

An unfavorable outcome of litigation, arbitrations, agreement-related disputes or product liability-related allegations with our business could have a material adverse effect on us.

We are a party to lawsuits, arbitrations, agreement-related disputes and product liability-related allegations in the normal course of our business. Litigation, arbitration or agreement-related disputes can be expensive, lengthy and disruptive to normal business operations and divert the efforts of our management. Moreover, the outcomes of complex legal proceedings or agreement-related disputes are difficult to predict. An unfavorable resolution of a particular lawsuit, arbitration or agreement-related dispute could have a material adverse effect on our business, results of operations, financial condition and reputation. We face additional exposure to lawsuits, arbitrations and agreement-related disputes following the acquisition of Alcatel Lucent as a result of the increased scope of our business and operations. The acquisition of Alcatel Lucent, as well as any other transactions, could entail related adverse effects or result in organizational and other changes following the transactions, which could have a material adverse effect on our business and operations.

The investment or acquisition decisions we make, including our acquisition of Alcatel Lucent and our attempts to squeeze out the remaining shareholders, may subject us to litigation arising from minority shareholders’ actions and investor dissatisfaction with the activities of our business. Minority shareholder disputes, if resolved against us, could have a material adverse effect on our financial condition and results of operations. For more information on the minority shareholders of Alcatel Lucent, refer to “—Our failure to promptly complete the purchases of the remaining outstanding Alcatel Lucent securities could adversely affect the market value of our shares and ADSs, and we may be unable to fully realize the anticipated benefits of the public exchange offer for all outstanding Alcatel Lucent securities”.

We record provisions for pending claims when we determine that an unfavorable outcome is likely and the loss can reasonably be estimated. Due to the inherent uncertain nature of legal proceedings, the ultimate outcome or actual cost of settlement may materially differ from estimates. We believe our provisions for pending claims are appropriate. The ultimate outcome, however, may differ from the provided estimate, which could have either a positive or an adverse impact on our results of operations and financial condition.

Although our products are designed to meet all relevant safety standards and recommendations globally, we cannot guarantee we will not become subject to product liability claims or be held liable for such claims or be required to comply with future regulatory changes in this area, which could have a material adverse effect on our business and financial condition. We have been involved in several lawsuits alleging adverse health effects associated with our products, including those caused by electromagnetic fields, and the outcome of such procedures is difficult to predict, including potentially significant fines or settlements. Even a perceived risk of adverse health effects of mobile devices or base stations could have a material adverse effect on us through a reduction in the demand for mobile devices having an adverse effect, for instance, through a decreased demand for mobile networks or increased difficulty in obtaining sites for base stations.

For a more detailed discussion on litigation to which we are a party, refer to Note 28, Provisions, of our consolidated financial statements included in this annual report on Form 20-F.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	81

Risk factors continued

Our net sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs, are affected by exchange rate fluctuations.

We operate globally and are therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor and hedge exchange rate exposure, and we manage our operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. There can be no assurance, however, that our hedging activities will prove successful in mitigating the potentially negative impact of exchange rate fluctuations. Additionally, significant volatility in the relevant exchange rates may increase our hedging costs, as well as limit our ability to hedge our exchange rate exposure in particular against unfavorable exchange rate movements, particularly in the exchange rates of certain emerging market currencies, which could have an adverse effect on our results of operations, particularly our profitability. Furthermore, exchange rate fluctuations may have an adverse effect on our net sales, costs and results of operations, as well as our competitive position through their impact on our competitors and customers. Additionally, exchange rate fluctuations may also materially affect the US dollar value of any dividends or other distributions that are paid in euro, as well as the market price of our ADSs.

We also experience other financial market-related risks, including changes in interest rates and in prices of marketable securities that we own. We may use derivative financial instruments to reduce certain of these risks. If our strategies to reduce such risks are not successful, our financial condition and operating results may be harmed.

Inefficiencies, breaches, malfunctions or disruptions of information technology systems could have a material adverse effect on our business and results of operations.

Our operations rely on the efficient and uninterrupted operation of complex and centralized IT systems and networks, which are integrated with those of third parties. Additionally, certain personal and consumer data is stored by us or our customers as part of our business operations. All IT systems are potentially vulnerable to damage, breaches, malfunction or interruption from a variety of sources. We are, to a significant extent, relying on third parties for the provision of IT systems and networks. We may experience disruptions if our partners do not deliver as expected or if we are unable to successfully manage systems together with our business partners.

The ongoing trend to Cloud-based architectures and network function virtualization is introducing further complexity and associated risk.

We are constantly seeking to improve our IT systems. For instance, we have introduced new significant IT solutions during 2015 and Alcatel Lucent has outsourced prior to closing a significant portion of its finance and human resources processes and services, increasing our dependence on the reliability of external providers. We will often need to use new service providers and may, due to technical developments or choices regarding technology, increase our reliance on certain new technologies, such as Cloud or remote delivery-based services and certain other services that are used over the internet rather than using a traditional licensing model. Switching to new service providers and introducing new technologies is inherently risky and may expose us to an increased risk of disruptions in our operations, for instance due to network inefficiency, a cybersecurity breach, malfunctions or other disruptions resulting from IT systems. Our current integration of Alcatel Lucent and the resulting homogenization of our IT landscapes and processes may also result in potential security, business continuity and efficiency risks.

We pursue various measures in order to manage our risks related to system and network malfunctions and disruptions, including the use of multiple suppliers and IT security. However, despite precautions taken by us, any malfunction or disruption of our current or future systems, or networks such as an outage in a telecommunications network used by any of our IT systems, or a breach of our cybersecurity, such as an attack, malware or other event that leads to an unanticipated interruption or malfunction of our IT systems or networks or data leakages, could have a material adverse effect on our business, results of operations and brand value. Additionally, if we fail to successfully secure our IT, this may have a material adverse effect on our business and results of operations. A disruption of services relying on our IT, for instance, could cause significant discontent among users resulting in claims, contractual penalties or deterioration of our brand value.

Our products are also highly complex and defects in their design, manufacture and associated hardware, software and content have occurred in the past and may continue to occur in the future. Defects and other quality issues may result from, among other things, failures in our own product manufacturing and service creation and delivery, as well as failures of our suppliers to comply with our supplier requirements, or failures in products and services created jointly with business partners or other third parties where the development and manufacturing process is not fully within our control. Quality issues may cause, for instance, delays in deliveries, liabilities for network outages and related negative publicity, and additional repair, product replacement or warranty costs to us, and harm our reputation and our ability to sustain or obtain business with our current and potential customers. With respect to our services, quality issues may relate to the challenges of having the services fully operational at the time they are made available to our customers and maintaining them on an ongoing basis. We make provisions to cover our estimated warranty costs for our products. We believe our provisions are appropriate, although the ultimate outcome may differ from the provisions that are provided for, which could have a material adverse effect on our results of operations, particularly profitability and financial condition.

We may not be able to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings.

Moody’s, Standard & Poor’s and other credit rating agencies have assigned credit ratings to us. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. In the event that our credit rating is downgraded, financial costs to us could increase and thereby have a material adverse effect, for instance, on our business, financial condition and/or results of operations. We also face risks that our bonds are unfairly called.

We have announced a capital structure optimization program and set a goal of re-establishing our investment grade credit rating. There can be no assurances that we will be able to optimize our capital structure as planned or achieve an investment grade credit rating at the targeted time, or at all, or reduce our interest expenses.

Additionally, returning capital to shareholders reduces our capital available for operations and financing, which could expose us to financial difficulties or require us to incur additional indebtedness under certain circumstances, which in turn could have a material adverse effect on our financial condition.

82	NOKIA ANNUAL REPORT ON FORM 20-F 2015

The amount of dividend and equity return distributed to shareholders for each financial period is uncertain.

We cannot assure you that we will pay dividends or deliver return on equity on the shares issued by us, nor is there any assurance as to the amount of any dividend or return of equity we may pay. The payment and the amount of any dividend or return of equity is subject to the discretion of our Board and, ultimately, the general meeting of our shareholders and will depend on available cash balances, retained earnings, anticipated cash needs, the results of our operations and our financial condition and terms of outstanding indebtedness, as well as other relevant factors such as restrictions, prohibitions or limitations imposed by applicable law.

We may be unable to achieve targeted benefits from or successfully implement planned transactions or transactions may result in liabilities.

From time to time, we may consider possible transactions that could complement our existing operations and enable us to grow our business or divest our existing businesses or operations. We have made a number of acquisitions and divestments in addition to the Sale of the D&S Business, the acquisition of Alcatel Lucent, and the Sale of the HERE Business. We have, for instance, divested certain businesses and may engage in further transactions, such as acquisitions, divestments, mergers or joint ventures in the future.

We cannot provide assurance that any transaction we initiate, such as acquisitions, divestments, mergers or joint ventures, will ultimately be completed on favorable terms or provide the benefits or a return on investment that we have originally anticipated. After reaching an agreement for a transaction, we may need to satisfy pre-closing conditions on acceptable terms, which may prevent us from completing the transaction or result in changes to the scope of the transaction. Furthermore, we may not succeed in integrating acquired operations with our existing business.

Transactions, including acquisitions, divestments, mergers or joint ventures, involve inherent risks, and the assumptions may be incorrect in evaluating a transaction. Therefore, we may be exposed to unknown or contingent liabilities of acquired businesses, such as those related to contractual obligations, taxes, pensions, environmental liabilities, disputes and compliance matters. Additionally, there are multiple risks that can hamper or delay our ability to integrate acquired businesses and/or to achieve identified and anticipated operating and financial synergies, including;

■	unanticipated delays or inability to proceed with transactions as planned, for instance, due to issues in obtaining regulatory or shareholder approvals (for instance, in certain cases regulatory bodies could impose conditions on the acquirer of a business to divest certain assets or impose other obligations due to competition laws or other regulations);

■	unanticipated costs or changes in scope, for instance, due to issues with regulators or courts imposing terms on a transaction or obstacles that result in changes required in the scope of the transaction;

■	the diversion of management attention from the existing business;

■	the potential loss of key employees, customers and suppliers;

■	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

■	potential disputes with sellers, purchasers or other counterparties;

■	impairments related to goodwill and other intangible assets, for instance, due to business performance after an acquisition or differences in evaluating the goodwill with respect to the acquired businesses;

■	potential limitations on our ability to control any joint ventures, and accordingly such transactions may result in increased exposure to operational, compliance, legal or financial risks;

■	unexpected costs associated with the separation of the business which is to be divested or with the integration of the business which is acquired;

■	additional payment obligations and higher costs resulting from non-performance by divested businesses;

■	exposure to contingent liabilities in connection with any indemnity we provide to the purchaser in connection with such divestment;

■	potential post-closing claims for indemnification and disputes with purchasers or sellers;

■	our dependency on some of the divested businesses as our suppliers in the future; and

■	high transaction costs.

We sold our HERE business in a transaction that closed in late 2015. In connection with the Sale of the HERE Business, we have committed to indemnify the buyers for the breach or violation of certain representations and warranties and covenants made by us in the HERE purchase agreement, subject to certain limitations. Significant indemnification claims by the buyers with respect to the Sale of the HERE Business could have a material adverse effect on our financial condition. Furthermore, in connection with the Sale of the HERE Business, the intellectual property portfolio of HERE was transferred to the buyers, and therefore we no longer benefit from use of such intellectual property.

The Sale of the D&S Business may expose us to contingent liabilities, and the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us. Under the Devices & Services purchase agreement, we are required to indemnify Microsoft for the breach or violation of certain representations and warranties and covenants made by us in the Devices & Services purchase agreement and for losses arising from assets not acquired by Microsoft, liabilities retained by us and liabilities that are not primarily related to the Devices & Services business, subject to certain limitations. Additionally, we are required to indemnify Microsoft for certain tax liabilities, including tax liabilities of the Nokia entities acquired by Microsoft, the Devices & Services business or the assets to be acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the transaction or a certain pre-closing portion of any taxable period that includes the closing date of the transaction or taxes imposed with respect to any asset not being acquired by Microsoft. Significant indemnification claims by Microsoft with respect to the Devices & Services purchase agreement and the Sale of the D&S Business could have a material adverse effect on our financial condition.

Significant transactions may result in claims between the parties, which can consume time and management attention and the outcome of disputes related to significant transactions may be difficult to predict.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	83

Risk factors continued

We are involved in joint ventures and are exposed to risks inherent to companies under joint management.

We have certain joint ventures, including a significant joint venture in China, Alcatel Lucent Shanghai Bell Co., Ltd, which has certain requirements and associated risks. We own 50% plus one share of Alcatel Lucent Shanghai Bell Co., Ltd, the remainder being owned by the China Huaxin Post & Telecommunication Economy Development Center, an entity controlled by the Chinese government. The agreements related to our joint ventures may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process. In addition, joint venture companies involve inherent risks such as those associated with a complex corporate governance structure or issues in dissolving such entities or divesting their shareholdings, assets and liabilities, and also may involve negative public perceptions caused by the joint venture partner that are adverse to us.

Performance failures of our partners, as well as failures to agree to partnering arrangements with third parties could adversely affect us.

If any of the companies we partner and collaborate with were to fail to perform as expected, or if we fail to achieve the collaboration or partnering arrangements needed to succeed, we may be unable to bring our products, services or technologies to market successfully or in a timely manner which could have a material adverse effect on our operations. We are increasingly collaborating and partnering with third parties to develop technologies, products and services, as well as seeking new revenue streams through partnering arrangements. We also depend on third-party partners in our efforts to monetize the Nokia and Bell Labs brands and technologies, for instance through arrangements where the brands are licensed to third-party products and the product development and distribution are handled partly or in full by third parties. Additionally, we have outsourced various functions to third parties and are relying on them to provide certain services to us. These arrangements involve the commitment of certain resources, including technology, R&D, services and employees. Although the objective of the collaborative and partnering arrangements is a mutually beneficial outcome for each party, our ability to introduce and provide products and services that are commercially viable and meet our, our customers’ and consumers’ quality, safety, security and other standards in a timely manner could be hampered from performance or other failures.

For instance, in many areas, including finance and human resources-related arrangements, a failure to maintain an efficient relationship with the selected partner may lead to ongoing operational problems or even to severe business disruptions and we cannot give assurances that the availability of the processes and services upon which we rely will not be interrupted, which could have a material adverse effect on our business operations, in particular during the integration of Alcatel Lucent. Recurring performance problems may result in missed reporting deadlines, financial losses, missed business opportunities and reputational harm. In addition, as management’s focus shifts from a direct to an indirect operational control in these areas, there is a risk that without active management and monitoring of the relationship, the services provided may be below appropriate quality standards. Partners may not meet the agreed service levels, in which case, depending on the impacted service, the contractual remedies may not fully cure all of the damages we may suffer. This is particularly true for any deficiencies that would impact the reporting requirements applicable to us as a company listed on multiple stock exchanges.

In order to implement outsourcing arrangements, we may be required to implement changes in our business practices and processes, for instance, to capture economies of scale and operational efficiencies, and to reflect a different way of doing business. Consequently, business processes that were customized for individual business groups or for us generally may be converted to a more standardized format. During a transition to outsourcing, our employees may need to train the partner’s staff or be trained on the partners’ systems, potentially resulting in the distraction of our employees. Adjustments to staff size and transfer of employees to the partner’s companies could have an adverse effect on us, for instance, through impacting the morale of our employees and raising complex labor law issues and resulting in the loss of key personnel.

There is also a risk that, we may not be able to determine whether controls have been effectively implemented, and whether the partner company’s performance monitoring reports are accurate. Concerns could equally arise from giving third parties access to confidential data, strategic technology applications and books and records.

Additionally, partnering and outsourcing arrangements can create a dependency on the outsourcing company, causing issues in our ability to learn from day-to-day responsibilities, gain hands-on experience and adapt to changing business needs.

Our efforts aimed at managing and improving financial or operational performance, cost savings, competitiveness and obtaining the targeted synergy benefits associated with the acquisition of Alcatel Lucent, may not lead to targeted results, benefits or improvements.

We need to manage our operating expenses and other internal costs to maintain cost efficiency and competitive pricing of our products and services. Failure by us to determine the appropriate prioritization of operating expenses and other costs, to identify and implement the appropriate measures to adjust our operating expenses on a timely basis and other costs accordingly, or to maintain achieved cost reduction levels, could have a material adverse effect on our business, results of operations and financial condition. For instance, we have announced targeted operating cost synergies in conjunction with the acquisition of Alcatel Lucent.

We operate in highly competitive industries and we are continuously targeting increased efficiency of our operations through various initiatives. We may, in the ordinary course of business, institute new plans for restructuring measures. Such restructuring measures may be costly, potentially disruptive to operations, and may not lead to sustainable improvements in our overall competitiveness and profitability and, thus, may have a material adverse effect on our business or results of operations, for instance, as a result of the loss of benefits related to economies of scale.

In addition to our efforts in operating cost savings, both Nokia and Alcatel Lucent have separately prior to the acquisition implemented various efficiency and other programs aimed at improving cost savings and financial performance. We may implement new similar programs going forward and there can be no assurance that such plans will be met as planned or result in sustainable improvements. Factors that may prevent a successful implementation or cause adverse effects on us include the following:

■	expectations with respect to market growth, customer demand and other trends in the industry in which we operate;

84	NOKIA ANNUAL REPORT ON FORM 20-F 2015

■	our ability to benefit from industry trends may prove to be inaccurate and changes in the global economy may impact our ability to implement such plans;

■	in a highly competitive market, our ability to successfully develop new or improve existing products, market products to new or existing customers, enter new markets and otherwise grow our business as contemplated may fall short of targets;

■	organizational changes related to the implementation plans require the alignment and adjustment of resources, systems and tools, which if not completed in a structured manner could impact our ability to achieve our goals, projected cost savings and ability to achieve the efficiencies contemplated;

■	the costs to effect the initiatives contemplated by our plans may exceed our estimates and we may not be able to realize the targeted cash inflows or yield other expected proceeds;

■	our cost saving initiatives, including R&D, may negatively affect our ability to develop new or improve existing products and compete effectively in certain markets, and there is no guarantee that we will continue to be able to successfully innovate or remain technologically competitive;

■	disruptions to regular business operations caused by the plans, including to unaffected parts of Nokia; the benefits of our plans may not realize in contemplated timeframes or at all;

■	intended business plans may require us to inform or consult with employees and labor representatives, and such processes may influence the timing, costs and extent of expected savings and the feasibility of certain of the initiatives contemplated;

■	skilled employees may leave or we may not be able to recruit employees as a result of planned initiatives, and loss of their expertise may cause adverse effects on our business or limit our ability to achieve our goals; and

■	overall deterioration of brand value among potential and current employees or as a preferred employer.

While we are implementing and have implemented various cost savings and other initiatives in the past, and may implement such initiatives in the future, there can be no assurance that we will be able to complete those successfully or that we will realize the projected benefits. Additionally, the plans may be altered in the future, including adjusting any projected financial or other targets. Additionally, the anticipated costs or the level of disruption expected from implementing such plans or restructurings may be higher than expected.

If we are unable to realize the projected benefits or cost savings contemplated by efforts aimed at managing and improving financial performance, operational performance, cost savings, competitiveness, targeted results or improvements, we may experience negative impacts on our reputation or a material adverse effect on our business, financial condition, results of operations and cash flows. Efforts to plan and implement cost saving initiatives may divert management attention from the rest of the business and adversely affect our business.

We may be adversely affected by developments with respect to the customer financing or extended payment terms that we provide our customers.

Mobile operators in certain markets may require their suppliers, including us, to arrange, facilitate or provide financing in order to obtain sales or business. They may also require extended payment terms. In certain cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. Requests for customer financing and extended payment terms are typical for our industry.

Uncertainty in the financial markets may result in increased customer financing requests. As a strategic marketing requirement, we arrange and facilitate financing or provide extended payment terms to a number of our customers, typically supported by export credit or guarantee agencies or through the sale of related receivables. In the event that export credit agencies face future constraints on their ability or willingness to provide financing to our customers, or there is insufficient demand to purchase their receivables, such events could have a material adverse effect on our business and financial condition. We have agreed to extended payment terms for a number of our customers, and may continue to do so in the future. Extended payment terms may continue to result in a material aggregate amount of trade credits. Even when the associated risk is mitigated by a diversified customer portfolio, defaults in the aggregate could have a material adverse effect on us.

We cannot guarantee that we will be successful in arranging, facilitating or providing required financing, including extended payment terms to our customers, particularly in difficult financial conditions on the market. Additionally, certain of our competitors may have greater access to credit financing, which could adversely affect our ability to compete successfully for business opportunities in the markets in which we operate. Our ability to manage our total customer financing and trade credit exposure depends on a number of factors, including capital structure, market conditions affecting our customers, the levels and terms of credit available to us and to our customers, the cooperation of export credit or guarantee agencies and our ability to mitigate exposure on acceptable terms. We may be unsuccessful in managing the challenges associated with the customer financing and trade credit exposure that we may face from time to time. While defaults under financings, guarantees and trade credits to our customers resulting in impairment charges and credit losses have not been significant for us in the past, these may increase in the future, and commercial banks may not continue to be able or willing to provide sufficient long-term financing, even if backed by export credit agency guarantees, due to their own liquidity constraints.

We have used sale of receivables to banks or other financial institutions to improve our liquidity, and any significant change in our ability to continue this practice could impair our liquidity.

We may not be able to collect outstanding guarantees and bonds that could limit our possibilities to issue new guarantees and/or bonds, which are required in customer agreements or practices.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	85

Risk factors continued

The carrying amount of our goodwill may not be recoverable.

We assess the carrying amount of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying amount may not be recoverable. Additionally, we assess the carrying amount of other identifiable assets if events or changes in circumstances indicate that their carrying amounts may not be recoverable. If revenue from our business does not develop as anticipated or new sources of revenue do not materialize as expected, or at all, our business may not generate sufficient positive operating cash flow. This or other factors may lead to a decrease in the value of our assets, leading to further impairment charges that may adversely affect us, including the goodwill for our business. While we believe the estimated recoverable values are reasonable, actual performance in the short and long term could materially differ from our forecasts, which could impact future estimates of the recoverable value for our business and may result in further impairment charges.

We are exposed to certain pension and employee fund-related risks. Alcatel Lucent Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets worldwide, interest rates, assumptions regarding the life expectancy of covered employees and retirees, medical cost increases, and changes in legal requirements. Even if these plans are currently fully funded, they are costly, and our efforts to satisfy further funding requirements or control these costs may be ineffective.

Many former and current employees and retirees of the Alcatel Lucent Group in the United States participate in one or more of its major defined benefit pension and post-retirement welfare benefit plans that provide pension, healthcare, and group life insurance benefits. Such defined benefit pension and post-retirement welfare benefit plans have funding requirements based on a variety of criteria, including asset allocation, performance of financial markets, interest rates, assumptions regarding life expectancy, medical costs and changes in legal requirements. To the extent that any of the aforementioned criteria or other criteria change, the funding requirements of Alcatel Lucent’s major defined benefit pension and post-retirement plans may increase.
Alcatel Lucent may be unsuccessful in its ability to control costs resulting from the increased funding requirements, and such inability to control costs could have a material adverse effect on Alcatel Lucent’s results of operations or financial position.

Volatility in discount rates and asset values will affect the funded status of our pension plans.

The U.S. Internal Revenue Code provides a number of methods to use for measuring plan assets and for determining the discount rate to be applied for measuring defined benefit pension plan liabilities for regulatory funding purposes. For measuring plan assets, Alcatel Lucent can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on a prior period of time not to exceed two years, with the valuation date as the last date in the prior period). For determining the discount rate, Alcatel Lucent can opt for the spot discount rate at the valuation date (effectively, the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2014 funding valuation, Alcatel Lucent selected the two-year asset fair value smoothing method for the U.S. management pension plan and its U.S. occupational pension plans (active and inactive). Alcatel Lucent is generally required to use this same asset valuation method to measure the 2015 funding valuation. With respect to the discount rate to be applied for measuring plan liabilities, the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012 and thereafter modified and extended by The Highway and Transportation Funding Act, enacted on August 8, 2014, and the Bipartisan Budget Act of 2015, enacted on November 2, 2015 (collectively, “MAP-21/HATFA/BBA”), affects U.S. tax-qualified pension plan funding requirements for plans that use time segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, MAP-21/HATFA/BBA stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21/HATFA/BBA is applicable to the Alcatel Lucent Group’s U.S. management and active occupational pension plans, which use time segment interest rates for purposes of determining regulatory funding requirements, but not to the U.S. inactive occupational pension plan which uses a full yield curve for such purposes.

For the U.S. management and active occupational pension plans, MAP-21/HATFA/BBA increases the interest rates used for regulatory funding purposes. A preliminary assessment of those plans under MAP-21/HATFA/BBA suggests no required funding contribution through at least 2017. Although MAP-21/HATFA/BBA is currently not applicable to the Alcatel Lucent Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

Pension and post-retirement health plan participants may live longer than has been assumed, which would result in an increase in our benefit obligation.

If Alcatel Lucent’s pension and retiree healthcare plan participants live longer than assumed, pension and retiree healthcare benefits obligations would likely increase. Alcatel Lucent cannot be certain that the longevity of the participants in its pension plans or retiree healthcare plan will not exceed that indicated by the mortality tables it currently uses or that future updates to those tables will not reflect materially longer life expectancies.

For pension funding purposes, Alcatel Lucent uses the mortality table issued by the Internal Revenue Service (IRS), which includes fifteen years of projected improvements in life span for active and former employees not yet receiving pension payments, and seven years for retirees receiving payments. For accounting purposes, until September 30, 2014, Alcatel Lucent used the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries (“SOA”) Scale AA. Starting December 31, 2014, Alcatel Lucent changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for occupational records. These tables determine the period of time over which Alcatel Lucent assumes that benefit payments will be made. The longer the period, the larger the benefit obligation and the amount of assets required to cover that obligation. On October 8, 2015, the SOA released an updated set of mortality improvement assumptions: scale MP-2015. This new mortality improvement scale reflects two additional years of data that the U.S. Social Security Administration has released since the development of the MP-2014 mortality improvement. These two additional years of data show a lower degree of mortality improvement than in previous years.

86	NOKIA ANNUAL REPORT ON FORM 20-F 2015

For pension accounting purposes, starting December 31, 2015, Alcatel Lucent changed the MP-2014 mortality improvement scale by the MP-2015 mortality improvement scale for both management and occupational records.

To estimate Alcatel Lucent’s future U.S. retiree healthcare plan obligations, until September 30, 2014, Alcatel Lucent used the same RP-2000 Combined Health Mortality table with Generational Projection based on the SOA Scale AA that it used for pension funding purposes. Starting December 31, 2014, Alcatel Lucent similarly changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for occupational records. For U.S. retiree healthcare plan obligations, starting December 31, 2015, Alcatel Lucent changed the MP-2014 mortality improvement scale by the MP-2015 mortality improvement scale for both management and occupational records. As with pension benefits, longer lives of our participants would likely increase our retiree healthcare benefit obligation. Alcatel Lucent cannot be certain that the longevity of its participants in its retiree healthcare plans or pension plans will not exceed that indicated by the mortality tables it currently uses, or that future updates to these tables will not reflect materially longer life expectancies.

The new mortality rates (RP-2014 White Collar and Blue Collar) were published on October 27, 2014 and new mortality improvement scale (MP-2015) was published by the SOA on October 8, 2015. The new assumptions are not expected to become effective for regulatory (pension) funding purposes before at least the 2017 plan year.

Alcatel Lucent may not be able to fund the healthcare and group life insurance costs of its formerly represented retirees with excess pension assets.

In accordance with Section 420 of the U.S. Internal Revenue Code, Alcatel Lucent currently funds, and expects to continue to fund, its healthcare and group life insurance costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from its U.S. inactive occupational pension plan. Excess assets are defined by Section 420 as those assets in excess of either 120% or 125% of the plan’s funding obligation (without the application of MAP-21/HATFA/BBA), depending on the type of transfer selected. Based on current actuarial assumptions and based on the present level and structure of benefits and of its benefit plans, Alcatel Lucent believes that it can continue to fund healthcare and group life insurance for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers through Section 420 transfers from its U.S. inactive occupational pension plan. However, deterioration in the funded status of that plan could negatively affect Alcatel Lucent’s ability to make future Section 420 transfers. Section 420 is currently set to expire on December 31, 2025.

Healthcare cost increases and an increase in the use of services may significantly increase Alcatel Lucent’s retiree healthcare costs.

Alcatel Lucent’s current healthcare plans cap the subsidy that Alcatel Lucent provides to those persons who retired after February 1990 and all future retirees, representing almost half of the retiree healthcare obligation, on a per capita basis. Alcatel Lucent may take steps in the future to reduce the overall cost of its current retiree healthcare plans, and the share of the cost borne by the company, consistent with legal requirements and any collective bargaining obligations. However, cost increases may exceed the company’s ability to reduce these costs. Additionally, the reduction or elimination of U.S. retiree healthcare benefits by Alcatel Lucent has, in the past, led to lawsuits against Alcatel Lucent. Any initiatives that Alcatel Lucent might undertake to control these costs may lead to additional claims against Alcatel Lucent.

Alcatel Lucent’s business includes the installation and maintenance of undersea telecommunications cable networks, and in the course of this activity it may cause damage to existing undersea infrastructure, for which it may ultimately be held responsible.

Alcatel Lucent’s business includes, through a subsidiary, an industry leader in the supply of submarine optical fiber cable networks linking mainland to islands, island to island or several points along a coast, with activities also expanding to the supply of broadband infrastructure to oil and gas platforms and other offshore installations. Although thorough surveys, permit processes and safety procedures are implemented during the planning and deployment phases of all of these activities, there is a risk that previously-laid infrastructure, such as electric cables or oil pipelines, may go undetected despite such precautions, and be damaged during the process of installing the telecommunications cable, potentially causing business interruption to third parties operating in the same area and/or accidental pollution. While Alcatel Lucent has contractual limitations in place and it maintains insurance coverage to limit its exposure, Alcatel Lucent cannot provide any assurance that these protections will be sufficient to cover such exposure entirely.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	87

Corporate governance

The way we operate, for our shareholders

88	NOKIA ANNUAL REPORT ON FORM 20-F 2015

NOKIA ANNUAL REPORT ON FORM 20-F 2015	89

Corporate governance statement

This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and the Finnish Corporate Governance Code 2015, which entered into force on January 1, 2016 (the “Finnish Corporate Governance Code”).

“The Board has also adopted Corporate Governance Guidelines to reflect our commitment to good corporate governance.”

Regulatory framework

Our corporate governance practices comply with Finnish laws and regulations as well as with our Articles of Association. We also comply with the Finnish Corporate Governance Code, available at www.cgfinland.fi, with the following exception:

In 2015, we complied with the old Finnish Corporate Governance Code 2010, with the exception that we were not in full compliance with recommendation 39, because our restricted share plans did not include performance criteria but were time-based only. The restricted shares vest in three equal tranches on the first, second and the third anniversary of the award subject to continued employment with Nokia. Restricted shares were to be granted on a highly limited basis and only in exceptional retention and recruitment circumstances, primarily in the United States, to ensure our ability able to retain and recruit talent vital to the future success of the company. The restricted share plan 2016 is designed in a similar manner, to be used on a limited basis for exceptional purposes related to retention and recruitment, primarily in the United States.

We comply with the corporate governance standards of Nasdaq Helsinki, which are applicable due to the listing of our shares on the exchange. Furthermore, as a result of the listing of our American Depositary Shares on the New York Stock Exchange (the “NYSE”) and our registration under the US Securities Exchange Act of 1934, we must comply with the US federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual, which is available at http://nysemanual.nyse.com/lcm/. We comply with these standards to the extent such provisions are applicable to foreign private issuers.

To the extent any non-domestic rules would require a violation of the laws of Finland, we are obliged to comply with Finnish law.

There are no significant differences in the corporate governance practices applied by Nokia compared to those applied by US companies under the NYSE corporate governance standards, with the exception that Nokia complies with Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares, unless shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that the equity compensation plans be approved by a company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic corporate governance standards.

The Board has also adopted corporate governance guidelines (“Corporate Governance Guidelines”) to reflect our commitment to good corporate governance. Our Corporate Governance Guidelines are available on our website at company.nokia. com/en/about-us/corporate-governance.

Main corporate governance bodies of Nokia

Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the “Finnish Companies Act”) and Nokia’s Articles of Association, the control and management of Nokia is divided among the shareholders at a general meeting, the Board, the President and CEO and the Group Leadership Team, chaired by the President and CEO.

General meeting of shareholders

The shareholders may exercise their decision-making power and their right to speak and ask questions at the general meeting of shareholders. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. Pursuant to the Finnish Companies Act, an Annual General Meeting must convene by June 30 annually. The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of annual accounts, the distribution of profit shown on the balance sheet and discharging the members of the Board and the President and CEO from liability, as well as on the election and fees of the external auditor.

90	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Corporate governance framework

In addition to the Annual General Meeting, an Extraordinary General Meeting shall be convened when the Board considers such meeting to be necessary, or when the provisions of the Finnish Companies Act mandate that such a meeting must be held.

Board of Directors

The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act and Nokia’s Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and the charters of the Board’s committees.

Election and composition of the Board of Directors

Pursuant to the Articles of Association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 12 members. The Board is elected at least annually at each Annual General Meeting with a simple majority of the shareholders’ votes cast at the meeting. The term of a Board member shall begin at the closing of the general meeting at which he or she was elected, or later as resolved by the general meeting, and expire at the closing of the following Annual General Meeting. The Annual General Meeting convenes by June 30 annually.

The Annual General Meeting held on May 5, 2015 elected the following eight members to the Board: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Simon Jiang, Jouko

Karvinen, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh. Further changes to the composition of the Board took place at the Extraordinary General Meeting held on December 2, 2015 due to the transaction between Nokia and Alcatel Lucent. Elizabeth Doherty had informed that she would step down from the Board following the completion of the initial public exchange offer for all outstanding Alcatel Lucent securities and the Extraordinary General Meeting elected, based on the proposal of the Board’s Corporate Governance and Nomination Committee that, following the completion of the initial public exchange offer for all outstanding Alcatel Lucent securities, Louis R. Hughes, Jean C. Monty and Olivier Piou be elected as new members of the Board. The changes resolved at the Extraordinary General Meeting became effective as of January 8, 2016, after which the Board has consisted of ten members.

Our Board’s leadership structure consists of a Chair and Vice Chair elected annually by the Board, and confirmed by the independent directors of the Board, from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. On May 5, 2015, the Board elected Risto Siilasmaa to continue to serve as the Chair and Jouko Karvinen as the Vice Chair of the Board. On January 8, 2016, following the changes to the Board composition as resolved by the Extraordinary General Meeting on December 2, 2016 and the completion of the initial public exchange offer for all outstanding Alcatel Lucent securities, the Board elected Risto Siilasmaa to continue as the Chair of the Board and Olivier Piou as the new Vice Chair of the Board. The Chair of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chair of the Board assumes the duties of the Chair of the Board in the event he or she is prevented from performing his or her duties.

We do not have a policy concerning the combination or separation of the roles of the Chair of the Board and the President and CEO, but the leadership structure is dependent on the company needs, shareholder value and other relevant factors applicable from time to time, while respecting the highest corporate governance standards. In 2015, Rajeev Suri served as the President and CEO, while Risto Siilasmaa served as the Chair of the Board.

The current members of the Board are all non-executive. For the term of the Board that began at the Annual General Meeting in 2015, all Board member candidates were determined to be independent under the Finnish corporate governance standards and the rules of the NYSE. Further, the new members elected at the Extraordinary General Meeting on December 2, 2015 were determined to be independent under the Finnish corporate governance standards and the rules of the NYSE.

The Board has adopted principles concerning Board diversity describing (a) our commitment to promote diverse Board composition and (b) how diversity is embedded into our processes and practices when identifying and proposing new Board candidates as well as re-election of current Board members.

At Nokia, board diversity consists of a number of individual elements, including gender, age, nationality, cultural and educational backgrounds, skills and experience. For us diversity is not a static concept, but rather a relevant mix of required elements for the Board as a whole that evolves with time based on, among others, the relevant business objectives and future needs of Nokia. We treat board diversity as a means for improvement and development rather than an end in itself.

Nokia acknowledges and supports the resolution adopted by the Finnish Government on February 17, 2015 on gender equality in the boards of directors of Finnish large and mid-cap listed companies. Accordingly, we aim to have representation of 40 percent of both genders in our Board of Directors by January 1, 2020 by proposing a corresponding Board composition for shareholder approval in the Annual General Meeting of 2019, at the latest. We will report annually the objectives relating to both genders being represented in our Board, the means to achieve the objectives, and the progress in achieving the objectives.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	91

Corporate governance statement continued

Members of the Board of Directors

Set forth below are the current members and the biographical details of the members of the Board, as elected at the Annual General Meeting on May 5, 2015 and at the Extraordinary General Meeting on December 2, 2015.

Chair Risto Siilasmaa

b. 1966

Chair of the Nokia Board. Board member since 2008. Chair since 2012. Chair of the Corporate Governance and Nomination Committee.

Master of Science (Eng.), Helsinki University of Technology, Finland.

President and CEO of F-Secure Corporation 1988–2006.

Chairman of the Board of Directors of F-Secure Corporation. Chairman of the Board of Directors of the Federation of Finnish Technology Industries. Member of the Board of Directors of the Confederation of Finnish Industries (EK). Member of European Roundtable of Industrialists. Member of the Board of Directors of Alcatel Lucent SA.

Chairman of the Board of Directors of Elisa Corporation 2008–2012.

Vice Chair Olivier Piou

b. 1958

Chief Executive Officer of Gemalto N.V. Vice Chair of the Nokia Board. Board member and Vice Chair since 2016. Member of the Personnel Committee and the Corporate Governance and Nomination Committee.

Degree in Engineering, École Centrale de Lyon, France.

Chief Executive Officer of Gemalto N.V. since 2006. Chief Executive Officer of Axalto N.V. 2004–2006. With Schlumberger 1981–2004, including numerous management positions in the areas of technology, marketing and operations, in France and the United States.

Member of the Board of Directors of Gemalto N.V.

Member of the Board of Directors of Alcatel Lucent SA 2008–2016.

Vivek Badrinath

b. 1969

Deputy Chief Executive Officer, Accor Group. Nokia Board member since 2014. Member of the Audit Committee.

École Polytechnique and ENST, France.

Deputy Chief Executive Officer of Orange 2013–2014. Head of Business Services of Orange 2010–2013. Member of Group’s Executive Committee, Head of networks and operators division 2009–2010. CTO of mobile activities of Orange 2004–2009. CEO of Thomson India in 2000–2004. Various technical positions with the long-distance networks division of Orange Group 1996–2000.

Member of the Board of Directors of ACCPC India.

Bruce Brown

b. 1958

Nokia Board member since 2012. Chair of the Personnel Committee. Member of the Corporate Governance and Nomination Committee.

M.B.A. (Marketing and Finance), Xavier University, the United States. B.S. (Chemical Engineering), Polytechnic Institute of New York University, the United States.

Retired from The Procter & Gamble Company in 2014. Chief Technology Officer of the Procter & Gamble Company 2008–2014. Various executive and managerial positions in Baby Care, Feminine Care, and Beauty Care units of The Procter & Gamble Company since 1980 in the United States, Germany and Japan.

Member of the Board of Directors of Agency for Science, Technology & Research (A*STAR) in Singapore. Member of the Board of Trustees of Xavier University. Member of the Board of Directors, the Audit Committee and the Nominating and Corporate Governance Committee of P. H. Glatfelter Company.

Louis R. Hughes

b. 1949

Nokia Board member since 2016. Member of the Audit Committee.

Master’s Degree in Business Administration, Harvard University, Graduate School of Business, the United States. Bachelor of Mechanical Engineering, General Motors Institute, now Kettering University, the United States.

President & Chief Operating Officer of Lockheed Martin in 2000. Executive Vice President of General Motors Corporation 1992–2000. President of General Motors International Operations 1992–1998. President of General Motors Europe 1992–1994.

Chairman of InZero Systems (formerly GBS Laboratories) (USA). Independent director and member of the Audit Committee of AkzoNobel. Independent director and chairman of the Audit, Finance and Compliance Committee of ABB. Executive advisor partner of Wind Point Partners.

Member of the Board of Directors of Alcatel Lucent SA 2008–2016.

Simon Jiang

b. 1953

Founder and Chairman of CyberCity International Limited (CCI). Nokia Board member since 2015. Member of the Personnel Committee.

B.A., Beijing Foreign Studies University, China. M.A., Australian National University, Australia. MPhil and PhD (Economics), University of Cambridge, the United Kingdom.

Chairman of Vision Century Corporation Ltd 2002–2008. Founder of CyberCity Group of Companies 1997–2002. Deputy Chief and Fund Manager of United Nations Joint Staff Pension Fund 1992–1997.

Non-executive director of China Petroleum Chemical Corp (Sinopec). Non-executive director of COSCO International Holdings Ltd. Trustee of Cambridge China Development Trust. Director of China Disabled Persons Federation. Committee member of Chinese People’s Political Consultative Conference. Senior Fellow of Judge Business School, Cambridge University. Member of United Nations Pension Fund Investments Committee.

Jouko Karvinen

b. 1957

Nokia Board member since 2011. Chair of the Audit Committee. Member of the Corporate Governance and Nomination Committee.

Master of Science (Eng.), Tampere University of Technology, Finland.

CEO of Stora Enso Oyj 2007–2014. CEO of Philips Medical Systems Division 2002–2006. Member of Board of Management of Royal Philips Electronics 2006 and Group Management Committee 2002–2006. Holder of executive and managerial positions at ABB Group Limited from 1987, including Executive Vice President, Head of Automation Technology Products Division and Member of Group Executive Committee 2000–2002.

Vice Chairman of the Board of Directors and member of the Audit Committee of Finnair. Member of the Board of Directors of Valmet Corporation. Member of the Foundation Board and the Supervisory Board of International Institute for Management Development. Member of the International Advisory Board of Komatsu Corporation of Japan.

92	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Elizabeth Nelson

b. 1960

Nokia Board member since 2012. Member of the Audit Committee.

M.B.A. (Finance), the Wharton School, University of Pennsylvania, the United States. B.S. (Foreign Service), Georgetown University, the United States.

Executive Vice President and Chief Financial Officer, Macromedia, Inc. 1997–2005. Vice President, Corporate Development, Macromedia, Inc. 1996–1997. Various roles in Corporate Development and International Finance, Hewlett-Packard Company 1988–1996.

Chairman of the Board of Directors of DAI. Independent Lead Director and Chair of the Audit Committee of Zendesk Inc. Member of the Board of Directors and Chair of the Audit Committee of Pandora Media.

Member of the Boards of Directors of Brightcove, Inc. 2010–2014, SuccessFactors, Inc. 2007–2012 and Ancestry.com, Inc. 2009–2012.

Jean C. Monty

b. 1947

Nokia Board member since 2016. Member of the Audit Committee.

Bachelor of Arts, Collège Sainte-Marie de Montréal, Canada. Master of Arts in Economics, University of Western Ontario, Canada. Master of Business Administration, University of Chicago, the United States.

Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises until 2002. President and Chief Executive Officer of Nortel Networks Corporation beginning in 1993.

Member of the Boards of Directors of Bombardier and Fiera Capital Inc.

Member of the Board of Directors of Alcatel Lucent SA 2008–2016.

Kari Stadigh

b. 1955

Group CEO and President of Sampo plc. Nokia Board member since 2011. Member of the Personnel Committee. Member of the Corporate Governance and Nomination Committee.

Master of Science (Eng.), Helsinki University of Technology, Finland. Bachelor of Business Administration, Swedish School of Economics and Business Administration, Helsinki, Finland.

Deputy CEO of Sampo plc 2001–2009. President of Sampo Life Insurance Company Limited 1999–2000. President of Nova Life Insurance Company Ltd 1996–1998. President and COO of Jaakko Pöyry Group 1991–1996.

Member of the Board of Directors and Chair of the Board’s Risk Committee of Nordea Bank AB (publ). Chairman of the Board of Directors of If P&C Insurance Holding Ltd (publ) and Mandatum Life Insurance Company Limited. Member of the Board of Directors of the Federation of Finnish Financial Services. Member of the Board of Directors of Waypoint Capital Group Holdings Ltd. Member of the Board of Directors of Niilo Helanderin Säätiö.

Chairman of the Board of Directors of Alma Media Corporation 2005–2011.

The following individuals served on the Board until the close of the Annual General Meeting held on May 5, 2015

Mårten Mickos

b. 1962

Board member 2012–2015.

Dennis F. Strigl

b. 1946

Board member 2014–2015. Served as a member of the Personnel Committee until May 5, 2015.

Risto Siilasmaa

Vivek Badrinath

Louis R. Hughes

Jouko Karvinen

Jean C. Monty

Olivier Piou

Bruce Brown

Simon Jiang

Elizabeth Nelson

Kari Stadigh

NOKIA ANNUAL REPORT ON FORM 20-F 2015	93

Corporate governance statement continued

Operations of the Board of Directors

The Board represents and is accountable to the shareholders of Nokia. The Board’s responsibilities are active, not passive, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgment on an informed basis, in a manner which they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging that obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board committee also have the power to appoint independent legal, financial or other advisers as they deem necessary from time to time.

The Board’s responsibilities also include overseeing the structure and composition of our top management and monitoring legal compliance and the management of risks related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments that may not be exceeded without separate Board approval.

In risk management policies and processes, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are integral parts of Board deliberations and risk related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to “—Risk management, internal control and internal audit functions at Nokia—Main features of risk management systems” below.

The Board has the responsibility for appointing and discharging the President and CEO and the other members of the Group Leadership Team. Since May 2014, Rajeev Suri has served as the President and CEO. His rights and responsibilities include those allotted to the President under Finnish law and he also chairs the Group Leadership Team.

Subject to the requirements of Finnish law, the independent directors of the Board confirm the compensation and terms of employment of the President and CEO upon the recommendation of the Personnel Committee of the Board. The compensation and employment conditions of the other members of the Group Leadership Team are approved by the Personnel Committee upon the recommendation of the President and CEO.

The Board has three committees: the Audit Committee, the Corporate Governance and Nomination Committee and the Personnel Committee. These committees assist the Board in its duties pursuant to their respective committee charters. The independent directors of the Board elect the members and chairs of the Board’s committees from among the Board’s independent directors based on the recommendation of the Corporate Governance and Nomination Committee and based on each committee’s member qualification standards. The Board may also establish ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board.

In line with our Corporate Governance Guidelines, the Board conducts annual performance evaluations, which also include evaluations of the Board committees’ work. In 2015, the Board conducted an evaluation process consisting of self-evaluations and peer evaluations, as well as interviews. The feedback from selected members of management was also requested as part of this evaluation process. The results of the evaluation are discussed by the entire Board.

94	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Meetings of the Board of Directors

The Board held 25 meetings excluding committee meetings during 2015, of which approximately 40% were regularly scheduled meetings held in person, complemented by meetings via video or conference calls or by other means. Additionally, in 2015, the non-executive directors held meetings regularly without management in connection with Board meetings. Also, the independent directors held one separate meeting in 2015.

Directors’ attendance at the Board meetings, including committee meetings but excluding meetings among the non-executive directors or independent directors only, in 2015 is set forth in the table below:

	Board meetings %	Audit Committee meetings %	Corporate Governance and Nomination Committee meetings %		Personnel Committee meetings %
Vivek Badrinath	100	100	–		–
Bruce Brown	96	–	100		100
Elizabeth Doherty	92	71	–		–
Simon Jiang (as of May 5, 2015)	93	–	–		75
Jouko Karvinen	100	100	100		–
Mårten Mickos (until May 5, 2015)	100	–	–		–
Elizabeth Nelson	88	85	–		–
Risto Siilasmaa	100	–	100	(1)	–
Kari Stadigh	100	–	86		86
Dennis F. Strigl (until May 5, 2015)	80	–	–		66

(1)	As at May 5, 2015.

Additionally, many of the directors attended as non-voting observers in meetings of a committee of which they were not a member.

According to the Board practices, the non-executive directors meet without management in connection with each regularly scheduled meeting. Such sessions are chaired by the non-executive Chair of the Board. If the non-executive Chair of the Board is unable to chair these meetings, the non-executive Vice Chair of the Board chairs the meeting. Additionally, the independent directors meet separately at least once annually.

All the directors who served on the Board for the term until the close of the Annual General Meeting in 2015, except Dennis F. Strigl, attended Nokia’s Annual General Meeting held on May 5, 2015. All the directors elected at the Annual General Meeting 2015, except for Simon Jiang and Kari Stadigh, attended the Extraordinary General Meeting held on December 2, 2015. The Finnish Corporate Governance Code 2010 recommended that the Chair of the Board and a sufficient number of directors attend the general meeting of shareholders to ensure the possibility for the shareholders to exercise their right to present questions to both the Board and management.

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. As of May 5, 2015, the Audit Committee consisted of the following four members of the Board: Jouko Karvinen (Chair), Vivek Badrinath, Elizabeth Doherty and Elizabeth Nelson. As of January 8, 2016, following the completion of the initial offer period of the public exchange offer for all outstanding Alcatel Lucent securities, the Audit Committee has consisted of the following five members of the Board: Jouko Karvinen (Chair), Vivek Badrinath, Louis R. Hughes, Jean C. Monty and Elizabeth Nelson.

The Audit Committee is established by the Board primarily for the purpose of oversight of the accounting and financial reporting processes of Nokia and the audits of its financial statements. The Committee is responsible for assisting the Board in the oversight of:

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

(6) the performance of the internal audit function; and

(7) the company’s compliance with legal and regulatory requirements, including the performance of its ethics and compliance program. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns relating to accounting or auditing matters. Nokia’s disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of the company’s financial statements and related disclosures.

For further information on internal control over financial reporting, refer to “—Risk management, internal control and internal audit functions at Nokia—Description of internal control procedures in relation to the financial reporting process” below.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	95

Corporate governance statement continued

Under Finnish law, an external auditor is elected by shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Audit Committee prepares the proposal to the shareholders, upon its evaluation of the qualifications and independence of the external auditor, of the nominee for election or re-election. Under Finnish law, the fees of the external auditor are also approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee prepares the proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia’s external auditor, PricewaterhouseCoopers, during 2015, refer to the “—Auditor fees and services” below.

In discharging its oversight role, the Audit Committee has full access to all company books, records, facilities and personnel. The Committee may appoint counsel, auditors or other advisers in its sole discretion, and must receive appropriate funding, as determined by the Audit Committee, from Nokia for the payment of compensation to such outside advisers.

The Board has determined that all members of the Audit Committee, including its Chair, Jouko Karvinen, are “audit committee financial experts” as defined in the requirements of Item 16A of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Mr. Karvinen and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the NYSE Listed Company Manual.

The Audit Committee meets a minimum of four times a year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, heads of the internal audit and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has, at all times, direct access to the Audit Committee, without the involvement of management.

The Audit Committee held seven meetings in 2015. The average attendance at the meetings was 100%. Additionally, any director who so wishes may attend meetings of the Audit Committee as a non-voting observer.

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. As of May 5, 2015, the Corporate Governance and Nomination Committee consisted of the following four members of the Board: Risto Siilasmaa (Chair), Bruce Brown, Jouko Karvinen and Kari Stadigh. As of January 8, 2016, following the completion of the initial offer period of the public exchange offer for all outstanding Alcatel Lucent securities, the Corporate Governance and Nomination Committee has consisted of the following five members of the Board: Risto Siilasmaa (Chair), Bruce Brown, Jouko Karvinen, Olivier Piou and Kari Stadigh.

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

(2) proposing the director nominees to the shareholders for election at the general meetings as well as the director remuneration;

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

The Committee has the power to appoint recruitment firms or advisers to identify appropriate candidates. The Committee may also appoint counsel or other advisers, as it deems appropriate from time to time. The Committee has the sole authority to appoint or terminate the services of such firms or advisers and to review and approve such firm’s or adviser’s fees and other retention terms. It is the Committee’s practice to appoint a recruitment firm to identify new director candidates.

96	NOKIA ANNUAL REPORT ON FORM 20-F 2015

The Corporate Governance and Nomination Committee held seven meetings in 2015. The average attendance at the meetings was 96.3%. Additionally, any director who so wishes may attend meetings of the Corporate Governance and Nomination Committee as a non-voting observer.

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. As of May 5, 2015, the Personnel Committee consisted of the following three members of the Board: Bruce Brown (Chair), Simon Jiang and Kari Stadigh. As of January 8, 2016, following the completion of the initial offer period of the public exchange offer for all outstanding Alcatel Lucent securities, the Personnel Committee has consisted of the following four members of the Board: Bruce Brown (Chair), Simon Jiang, Olivier Piou and Kari Stadigh.

The primary purpose of the Personnel Committee is to oversee the personnel-related policies and practices at Nokia, as described in the Committee charter. It assists the Board in discharging its responsibilities in relation to all compensation, including equity compensation, of the company’s executives and their terms of employment. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding:

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

The Personnel Committee held seven meetings in 2015. The average attendance at the meetings was 81.5%. Additionally, any director who so wishes may attend meetings of the Personnel Committee as a non-voting observer.

Nokia Group Leadership Team and the President and CEO

Nokia has a Group Leadership Team that is responsible for the operative management of Nokia. The Chair and members of the Group Leadership Team are appointed by the Board. The Group Leadership Team is chaired by the President and CEO. The President and CEO’s rights and responsibilities include those allotted to the President under Finnish law.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	97

Corporate governance statement continued

Members of the Nokia Group Leadership Team

Set forth below are the current members of the Group Leadership Team and their biographical details. Information about the shares and share-based rights of the members of the Group Leadership Team is disclosed in the Remuneration Statement, refer to
“—Compensation” below.

During 2015 and thereafter, the following new appointments were made to the Group Leadership Team:

■	Federico Guillén was appointed the President of Fixed Networks and member of the Group Leadership Team as of January 8, 2016;

■	Basil Alwan was appointed the President of IP/Optical Networks and member of the Group Leadership Team as of January 8, 2016;

■	Bhaskar Gorti was appointed the President of Applications & Analytics and member of the Group Leadership Team as of January 8, 2016;
■	Hans-Jürgen Bill was appointed the Chief Human Resources Officer and member of the Group Leadership Team as of January 8, 2016;

■	Kathrin Buvac was appointed the Chief Strategy Officer and member of the Group Leadership Team as of January 8, 2016;

■	Ashish Chowdhary was appointed the Chief Customer Operations Officer and member of the Group Leadership Team as of January 8, 2016;

■	Barry French was appointed the Chief Marketing Officer and member of the Group Leadership Team as of January 8, 2016;
■	Marc Rouanne was appointed the Chief Innovation & Operating Officer and member of the Group Leadership Team as of January 8, 2016; and

■	Maria Varsellona was appointed the Chief Legal Officer and member of the Group Leadership Team as of January 8, 2016.

Further, during 2015 the following Group Leadership Team member resigned:

■	Sean Fernback, formerly President, HERE stepped down from the Group Leadership Team as of December 5, 2015.

98	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Rajeev Suri

Basil Alwan

Hans-Jürgen Bill

Kathrin Buvac

Ashish Chowdhary

Rajeev Suri

b. 1967

President and Chief Executive Officer of Nokia Corporation. Chair and member of the Nokia Group Leadership Team since 2014. Joined Nokia 1995.

Bachelor of Engineering (Electronics and Communications), Manipal Institute of Technology, Karnataka, India.

CEO, Nokia Solutions and Networks 2009–2014. Head of Services, Nokia Siemens Networks 2007–2009. Head of Asia Pacific, Nokia Siemens Networks April 2007. Senior Vice President, Nokia Networks Asia Pacific 2005–2007. Vice President, Hutchison Customer Business Team, Nokia Networks 2004-2005. General Manager, Business Development, Nokia Networks Asia Pacific 2003. Sales Director–BT, O2 and Hutchison Global Customers, Nokia Networks 2002. Director, Technology and Applications, BT Global Customer, Nokia Networks 2000–2001. Head of Global Competitive Intelligence, Nokia Networks 1999–2000. Head of Product Competence Center, Nokia Networks South Asia 1997-1999. System Marketing Manager, Cellular Transmission, Nokia Networks India 1995–1997. Head of Group Procurement, imports and special projects, Churchgate Group, Nigeria 1993–1995. National Account Manager–Transmission/
Manager–Strategic Planning, ICL India (ICIM) 1990–1993. Production Engineer, Calcom Electronics 1989.

Member of the Board of Directors of Alcatel Lucent SA.

Basil Alwan

b. 1962

President of IP/Optical Networks. Group Leadership Team member since 2016. Joined Nokia 2016.

Bachelor in Computer Engineering, University of Illinois at Urbana-Champaign, the United States.

Previously President of IP Routing and Transport, Alcatel Lucent 2012–2016. President of IP Division, Alcatel Lucent 2003–2012. Founder, President and CEO, TiMetra Networks 2000–2003. Vice President and General Manager, Bay Networks (acquired by Nortel) Enterprise Products Division (EPD) 1997–2000. Vice President of Product Management and Marketing, Rapid City Communications 1996–1997.

Hans-Jürgen Bill

b. 1960

Chief Human Resources Officer. Group Leadership Team member since 2016. Joined Nokia Siemens Networks 2007.

Diploma in Telecommunications from the University of Deutsche Bundespost, Dieburg/Darmstadt, Germany. Diploma in Economics from the University of Applied Sciences, Pforzheim, Germany.

Executive Vice President, Human Resources, Nokia Corporation 2014–2016. Head of Human Resources, NSN 2009–2014. Head of West South Europe region, NSN 2007–2009. Head of Asia Pacific for Mobile Networks, Siemens 2003–2007. Head of Operations for Mobile Networks, Siemens 2001–2003. Head of Region Central-East and North Europe for Mobile Networks, Siemens 1998–2001. Head of Mobile Networks in Indonesia, Siemens 1994–1998. Various management positions, Siemens 1983–1994.

Kathrin Buvac

b. 1980

Chief Strategy Officer. Group Leadership Team member since 2016. Joined Nokia Siemens Networks 2007.

Degree in Business Information Systems from University of Cooperative Education, Germany. Bachelor Degree in Business Administration from Open University, London, the United Kingdom.

Vice President, Corporate Strategy, Nokia Networks 2014–2016. Chief of staff to the CEO, Nokia Solutions and Networks 2011–2013. Head of Strategic Projects, Business Solutions, Nokia Siemens Networks 2009–2011. General Manager, Integration Programme, Nokia Siemens Networks 2007–2009. General Manager, Corporate Audit, Siemens Holding S.p.A. 2006–2007. Head of Controlling International Businesses, Siemens Communications 2003–2006. Head of Performance Controlling USA, Siemens Communications 2002–2003. Business Process Manager Global IT Strategy, Siemens Communications 2001–2002. Business Analyst, EADS Aerospace and Defence 1999–2000.

Ashish Chowdhary

b. 1965

Chief Customer Operations Officer. Group Leadership Team member since 2016. Joined Nokia 2003.

MBA, Wharton School, University of Pennsylvania, Philadelphia, the United States. MS Computer Science, Emory University, Atlanta, the United States. BA Mathematics from University of Delhi, India.

Executive Vice President and Chief Business Officer at Nokia Networks 2015-2016. Head of Customer Operations Asia, Middle East & Africa (AMEA), Nokia Networks 2011–2015. Head of Global Services, Nokia Siemens Networks 2009–2010. Head of Managed Services, Nokia Siemens Networks 2007–2009. Country Head India, Nokia Networks 2003–2007. Vice President for Enterprise Business, Hughes Communications Ltd 2000–2003 and 1994–1998. Software and Project Engineer, Hughes Network Systems 1989–1993. Teaching Assistant, Computer Science, Emory University 1987–1989.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	99

Corporate governance statement continued

Samih Elhage

b. 1961

President of Mobile Networks. Group Leadership Team member since 2014. Joined Nokia Siemens Networks in 2012.

Bachelor of Electrical Engineering (telecommunications), University of Ottawa, Canada. Bachelor of Economics, University of Ottawa, Canada. Master of Electrical Engineering (telecommunications), École Polytechnique de Montréal, Canada.

Chief Financial and Operating Officer, Nokia Networks 2013–2016. Chief Operating Officer, NSN 2012–2013. Senior Advisor, leading private equity and global management consulting firms 2011–2012. President, Carrier Voice over IP and Applications Solutions (CVAS) division, Nortel 2008–2010. Leadership positions in Operations, Business Transformation, Broadband Networks, Optical Networks, and Core Data Networks, Nortel 1998–2008. Multiple leadership and management roles related to network development at Bell Canada 1990–1998.

Member of the Board of Directors of Alcatel Lucent SA. Vice Chairman of the Board of Directors of Alcatel Lucent Shanghai Bell. Member of the Board of Directors of Quickplay Media Inc.

Barry French

b. 1963

Chief Marketing Officer. Group Leadership Team member since 2016. Joined Nokia 2006.

Master’s Degree in International Affairs from Columbia University’s School of International and Public Affairs, New York, the United States.

Chief Marketing Officer and Executive Vice President, Marketing and Corporate Affairs, Nokia 2014–2016. Head of Marketing and Corporate Affairs, Nokia Siemens Networks 2010–2014. Head of Communications, Nokia Siemens Networks 2006–2010. Vice President, Corporate Communications, United Airlines 2004–2006. Director, Corporate Communications, Dell 2000–2004. Additional roles included communications, government relations and management positions, Engineering Animation, Raytheon, KRC Research and the Sawyer/Miller Group.

Bhaskar Gorti

b. 1966

President of Applications & Analytics. Group Leadership Team member since 2016. Joined Nokia 2016.

Master’s degree in Electrical Engineering from Virginia Polytechnic Institute and State University, Blacksburg, the United States. Bachelor’s degree in Technology and Electrical Engineering from National Institute of Technology, Warangal, India.

Previously President of IP Platforms, Alcatel Lucent 2015–2016. Senior Vice President and General Manager, Communications Global Business Unit, Oracle 2006–2015. Senior Vice President, Portal Software 2002–2006.

Federico Guillén

b. 1963

President of Fixed Networks. Group Leadership Team member since 2016. Joined Nokia 2016.

Degree in Telecommunications Engineering, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s degree in Switching & Communication Architectures, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s Degree in International Management, ESC Lyon and Alcatel, France.

President of Fixed Networks, Alcatel Lucent 2013–2016. President and CEO of Alcatel Lucent Spain & Global Account Manager Telefonica, Alcatel Lucent 2009–2013. Vice President Sales of Vertical Market Sales in Western Europe, Alcatel Lucent 2009. Head of Regional Support Centre within Alcatel Lucent’s Fixed Access Division for South Europe, MEA, India and CALA 2007–2009. CEO, Alcatel Mexico & Global Account Manager, Telmex 2003–2007. Various R&D, Portfolio and Sales Management Positions, Telettra and then Alcatel in Spain, Belgium and U.S. 1989–2003.

Ramzi Haidamus

b. 1964

President of Nokia Technologies. Group Leadership Team member since 2014. Joined Nokia in 2014.

Master of Science (electrical engineering), University of the Pacific, California, the United States.

Executive Vice President, Marketing and Business Development, Dolby Laboratories, Inc. 2012–2014. Executive Vice President, Sales and Marketing, Dolby Laboratories, Inc. 2007–2012. Senior Vice President and General Manager, Dolby Labs Licensing Corporation, 2006–2007. Director, Business Development, Dolby Laboratories, Inc. 2002–2006. Technology Business Strategist, Dolby Laboratories, Inc. 2000. Manager, Digital Technologies Licensing, Dolby Laboratories, Inc. 1997. Senior Licensing Engineer, Digital Technologies, Dolby Laboratories, Inc. 1996. Design Engineer, Stanford Research Systems, 1989.

Samih Elhage

Barry French

Bhaskar Gorti

Federico Guillén

Ramzi Haidamus

100	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Timo Ihamuotila

Marc Rouanne

Maria Varsellona

Timo Ihamuotila

b. 1966

Chief Financial Officer. Group Leadership Team member since 2007. With Nokia 1993–1996, re-joined in 1999.

Master of Science (Economics), Helsinki School of Economics, Finland. Licentiate of Science (Finance), Helsinki School of Economics, Finland.

Executive Vice President, Sales, Markets, Nokia 2008–2009. Executive Vice President, Sales and Portfolio Management, Mobile Phones, Nokia 2007. Senior Vice President, CDMA Business Unit, Mobile Phones, Nokia 2004–2007. Vice President, Finance, Corporate Treasurer, Nokia 2000–2004. Director, Corporate Finance, Nokia 1999–2000. Vice President of Nordic Derivatives Sales, Citibank plc. 1996–1999. Manager, Dealing & Risk Management, Nokia 1993–1996. Analyst, Assets and Liability Management, Kansallis Bank 1990–1993.

Member of Board of Directors and chairman of the Audit Committee of Uponor Corporation. Member of the Board of Directors of Alcatel Lucent SA.

Marc Rouanne

b. 1963

Chief Innovation & Operating Officer. Group Leadership Team member since 2016. Joined Nokia Siemens Networks 2008.

Ph.D. in Information Theory from University of Notre Dame, Indiana, the United States. Engineering degree in Signal Processing from Supélec, France. Degree in Computer Science from Université d’Orsay, France.

Executive Vice President, Mobile Broadband, Nokia Networks 2011–2016. Head of Network Systems, Nokia Siemens Networks 2010–2011. Head of Radio Access, Nokia Siemens Networks 2008–2009. Executive Vice President of Alcatel, President of Convergence Business Group, Alcatel Lucent 2006–2008. Chief Operating Officer, then President Wireless Business Group, then Executive Vice President, Alcatel 2003–2006. VP positions, then Chief Operating Officer, then President Wireless Business Division, Alcatel 1997–2003. R&D and Engineering Director positions, Matra and Nortel Matra Cellular 1988–1997.

Maria Varsellona

b. 1970

Chief Legal Officer. Group Leadership Team member since 2016. Joined Nokia Siemens Networks (NSN) 2013.

Law Degree from University of Palermo (Juris Doctor), Italy.

Executive Vice President and Chief Legal Officer, Nokia 2014–2016. General Counsel, NSN 2013–2014. Tetra Pak Group General Counsel, Tetra Laval Group 2011–2013. Sidel Group General Counsel, Tetra Laval Group 2009–2011. Senior Counsel Commercial Operations and Global Services, GE Oil & Gas 2006–2009. Senior Counsel Europe, Hertz Europe 2005–2006. Senior Counsel Global Services, GE Oil & Gas 2001–2005. Lawyer, Pini Birmingham & Partners 1998–2001. Lawyer, Greco Law Firm 1994–1998.

Member of the Board of Directors of Alcatel Lucent SA.

Further information

The Corporate Governance Guidelines concerning the directors’ responsibilities, the composition and election of the members of the Board, its committees and certain other matters relating to corporate governance are available on our website at company.nokia. com/en/about-us/corporate-governance. Furthermore, we have a Code of Conduct which is equally applicable to all our employees, directors and management and, in addition, we have a Code of Ethics applicable to the President and CEO, Chief Financial Officer and Corporate Controller. These documents and the charters of the Audit Committee, the Corporate Governance and Nomination Committee and the Personnel Committee are available on our website at company.nokia.com/en/about-us/corporate-governance.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	101

Corporate governance statement continued

Risk management, internal control and internal audit functions at Nokia

Main features of risk management systems

We have a systematic and structured approach to risk management across business operations and processes. Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of long- and short-term planning. Key risks and opportunities are analyzed, managed, monitored and identified as part of business performance management with the support of risk management personnel. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than solely focusing on eliminating risks. The principles documented in the Nokia Risk Management Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes. One of the main principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks, as appropriate, given their roles and duties. Risk management covers strategic, operational, financial and hazard risks. Key risks and opportunities are reviewed by the Group Leadership Team and the Board in order to create visibility on business risks as well as to enable prioritization of risk management activities. In addition to the principles defined in the Nokia Risk Management Policy, specific risk management implementation is reflected in other key policies.

The Board’s Audit Committee is responsible for, among other matters, risk management relating to the financial reporting process and assisting the Board’s oversight of the risk management function. Overseeing risk is an integral part of Board deliberations. The Board’s role in overseeing risk includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Additionally, certain significant risks are selected as priority risks that are monitored by the Board regularly. We have an Enterprise Risk Management (“ERM”) function within the CFO organization. ERM regularly reviews risk evaluations with the internal controls function, and the internal controls function utilized the ERM analysis in planning its priority areas.

Description of internal control procedures in relation to the financial reporting process

The management is responsible for establishing and maintaining adequate internal control over financial reporting for Nokia. Our internal control over financial reporting is designed to provide reasonable assurance to the management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

The management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and related technology of internal controls. In 2015, the assessment was performed based on a top-down risk assessment of our financial statements covering significant accounts, processes and locations, corporate level controls and information systems’ general controls.

As part of its assessment the management documented:

■	the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and provide discipline and structure to decision making processes and ways of working. Selected items from our operational mode and governance principles are separately documented as corporate level controls;
■	the significant processes, including eight financial cycles and underlying IT cycle, identified by us to address control activities implementing the top down risk based approach. These cycles include revenue cycle, inventory cycle, purchase cycle, treasury cycle, human resources cycle, accounting and reporting cycle, tax cycle and IT cycle. Financial cycles have been designed to: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia;

■	the control activities, which consist of policies and procedures to ensure the management’s directives are carried out and the related documentation is stored according to our document retention practices and local statutory requirements; and

■	the information systems’ general controls to ensure that sufficient IT general controls, including change management, system development and computer operations, as well as access and authorizations, are in place.

Further, the management also:

■	assessed the design of the controls in place aimed at mitigating the financial reporting risks;

■	tested operating effectiveness of all key controls;

■	evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year-end; and

■	performed a quality review on assessment documentation and provided feedback for improvement.

In conclusion, the management has assessed the effectiveness of our internal control over financial reporting, at December 31, 2015, and concluded that such internal control over financial reporting is effective.

Description of the organization of the internal audit function

We also have an internal audit function that acts as an independent appraisal function by examining and evaluating the adequacy and effectiveness of our system of internal control. Internal audit resides within the Chief Financial Officer’s organization and reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without involvement of the management. All authority of the internal audit function is derived from the Board of Directors. Internal audit aligns to the business regionally and by business and function.

Annually, an internal audit plan is developed with input from the management, key business risks, and external factors. This plan is approved by the Audit Committee of the Board. Audits are completed across the business focused on country level, customer level, IT system implementation, operations activities or at a Group function level. The results of each audit are reported to the management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, internal audit communicated the progress of the internal audit plan completion including the results of the closed audits.

Internal audit also works closely with our Ethics and Compliance office to review any financial concerns brought to light from various channels.

In 2015, the internal audit plan was completed and all results of these reviews were reported to the management and to the Audit Committee of the Board.

102	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Main procedures relating to insider administration

Our insider administration is organized according to the applicable European Union and Finnish laws and regulations as well as the Nokia Insider Policy which sets out Group-wide rules and practices. The policy is applicable to all Nokia insiders as well as to all Nokia Group employees.

Our insider administration’s responsibilities include internal communications related to insider matters and arrangement of related trainings; organizing and maintaining our insider registers; and overseeing the compliance with the insider rules.

Auditor fees and services

PricewaterhouseCoopers Oy has served as Nokia’s auditor for each of the fiscal years in the three-year period ended December 31, 2015. The auditor is elected annually by Nokia shareholders at the Annual General Meeting for the fiscal year in question. The Audit Committee of the Board prepares the proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis.

The following table presents fees by type paid to PricewaterhouseCoopers for the years ended December 31:

EURm	2015	2014
Audit fees(1)	13.5	14.8
Audit-related fees(2)	3.1	0.6
Tax fees(3)	1.2	0.8
All other fees(4)	0.6	2.9
Total	18.4	19.1

(1)	Audit fees consist of fees billed for the annual audit of the Group’s consolidated financial statements and the statutory financial statements of the Group’s subsidiaries.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice on tax accounting matters; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions or divestitures; financial due diligence in connection with provision of funding to customers, reports in relation to covenants in loan agreements; employee benefit plan audits and reviews; and audit procedures in connection with investigations and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.
(3)	Tax fees include fees billed for: (i) corporate and indirect compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; (ii) transfer pricing advice and assistance with tax clearances; (iii) customs duties reviews and advice; (iv) consultations and tax audits (assistance with technical tax queries and tax audits and appeals and advice on mergers, acquisitions and restructurings); (v) personal compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); and (vi) consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers).
(4)	Other fees include fees billed for company establishment, forensic accounting, data security, investigations and reviews of licensing arrangements with customers, other consulting services and occasional training or reference materials and services.

Audit Committee pre-approval policies and procedures

The Audit Committee of the Board is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit services performed by the external auditors of Nokia Group (including the principal auditor as well as any other auditor of a Nokia Group Company) and permissible non-audit services performed by the principal external auditor of the Nokia Group (the “Pre-approval Policy”).

Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in appendices to the Pre-approval Policy (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Pre-approval Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant M&A projects), tax and other services are subject to a specific pre-approval from the Audit Committee. All service requests concerning generally pre-approved services will be submitted to the Corporate Controller, who will determine whether the services are within the services generally pre-approved. The Pre-approval Policy and its appendices are subject to annual review by the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the Corporate Controller. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the status and cost of those services.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	103

Compensation

Board of Directors

The table below outlines the annual compensation payable to the members of the Board for their services on the Board and its committees, as resolved at the respective Annual General Meetings in 2015, 2014, and 2013.

EUR	2015	2014	2013
Chair	440 000	440 000	440 000
Vice Chair	150 000	150 000	150 000
Member	130 000	130 000	130 000
Chair of Audit Committee	25 000	25 000	25 000
Member of Audit Committee	10 000	10 000	10 000
Chair of Personnel Committee	25 000	25 000	25 000
Total(1)	1 450 000	1 580 000	1 570 000

(1)	The changes in the aggregate Board compensation year on year are attributable to changes in the number of Board members and their committee memberships. The compensation paid for services rendered remained the same over the relevant periods.

In accordance with our policy, directors’ remuneration consists of an annual fee only with no additional fees paid for meeting attendance. Approximately 40% of the director remuneration is paid in the form of Nokia shares that are purchased from the market, or alternatively, by using treasury shares held by the Company. The remainder of the remuneration, approximately 60%, is paid in cash, most of which is typically used to cover related taxes. Additionally, directors shall retain until the end of their directorship, the net after-tax number of shares that they have received as remuneration for their duties as members of the Board during their first three years of service. Non-executive directors do not participate in any of our equity programs and do not receive performance shares, restricted shares or any other equity based or variable compensation for their duties as Board members.

The compensation payable to the Board is resolved annually by the shareholders of Nokia represented at the general meeting. The compensation is resolved by a majority vote of the shareholders represented at the general meeting, upon the proposal of the Corporate Governance and Nomination Committee of the Board. The compensation is determined as of the date of the general meeting, until the close of the next annual general meeting.

When preparing the proposal for Board compensation for the general meeting, the Corporate Governance and Nomination Committee reviews and compares total compensation levels and their criteria to other global peer group companies that have corresponding net sales and complexity of business as that of Nokia. The Corporate Governance and Nomination Committee’s aim is to ensure that Nokia has an efficient Board consisting of international professionals representing a diverse mix of skills and experience. Competitive Board remuneration contributes to the achievement of this target.

Compensation of the Board of Directors in 2015

In 2015, the aggregate amount of compensation paid to the members of the Board for their services on the Board and its committees equaled EUR 1 450 000.

The following table outlines the total annual compensation paid to the members of the Board for their services in 2015, as resolved by shareholders at the Annual General Meeting on May 5, 2015. For more details on Nokia shares held by the members of the Board, refer to “—Share ownership of the Board of Directors , the President and Chief Executive Officer and the Nokia Group Leadership Team” below.

Compensation earned or paid in 2015(1):

EUR
Risto Siilasmaa, Chair	440 000
Jouko Karvinen, Vice Chair(2)	175 000
Vivek Badrinath(3)	140 000
Bruce Brown(4)	155 000
Elizabeth Doherty(5)	140 000
Simon Jiang	130 000
Mårten Mickos (Board member until May 5, 2015)(6)	–
Elizabeth Nelson(7)	140 000
Kari Stadigh	130 000
Dennis Strigl (Board member until May 5, 2015)(6)	–
Total	1 450 000

(1)	Approximately 40% of each Board member’s annual compensation was paid in Nokia shares purchased from the market and the remaining approximately 60% in cash.
(2)	Represents compensation paid to Jouko Karvinen, consisting of EUR 150 000 for services as Vice Chair of the Board until January 8, 2016 and EUR 25 000 for services as the Chair of the Audit Committee.
(3)	Represents compensation paid to Vivek Badrinath, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.
(4)	Represents compensation paid to Bruce Brown, consisting of EUR 130 000 for services as a member of the Board and EUR 25 000 for services as the Chair of the Personnel Committee.
(5)	Represents compensation paid to Elizabeth Doherty, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee, both until January 8, 2016.
(6)	Mårten Mickos and Dennis Strigl served as members of the Board until the close of the Annual General Meeting in 2015. Neither of them was paid any compensation during fiscal year 2015, but received compensation for the term until the close of the Annual General Meeting in 2015 in the fiscal year 2014.
(7)	Represents compensation paid to Elizabeth Nelson, consisting of EUR 130 000 for services as a member of the Board and EUR 10 000 for services as a member of the Audit Committee.

Changes to the composition of the Board of Directors as of January 8, 2016

On January 8, 2016, we confirmed the new composition of the Board following the successful public exchange offer for all outstanding Alcatel Lucent securities. In accordance with the resolutions passed at the Extraordinary General Meeting on December 2, 2015, and following the successful public exchange offer for all Alcatel Lucent securities, our Board consists of ten members. The new members of the Board are Louis R. Hughes, Jean C. Monty and Olivier Piou. Elizabeth Doherty, who was a member of the Board until the successful closing of the exchange offer for all Alcatel Lucent securities, stepped down from the Board.

104	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Additionally, the Extraordinary General Meeting resolved that the new members of the Board elected at the meeting will receive the same annual remuneration as is paid to the members of the Board elected at the Annual General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016.

For more details on the composition of the Board, refer to “Corporate Governance Statement—Main corporate governance bodies of Nokia” above. The new members of the Board were not paid any compensation during the fiscal year 2015. The following table outlines the total annual compensation paid to the new members of the Board for their services in 2016, as resolved by shareholders of Nokia at the Extraordinary General Meeting on December 2, 2015.

	(EUR)	(1)
Olivier Piou, Vice Chair as of January 8, 2016(2)	70 082
Louis Hughes, Board member as of January 8, 2016(3)	65 410
Jean Monty, Board member as of January 8, 2016(4)	65 410

(1)	The new Board members have received the same annual remuneration as was paid to the members of the Board elected at the Annual General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016. Approximately 40% of each Board member’s annual compensation was paid in Nokia shares purchased from the market and the remaining approximately 60% in cash.
(2)	Represents compensation paid to Olivier Piou, consisting of EUR 70 082 for services as the Vice Chair of the Board.
(3)	Represents compensation paid to Louis Hughes, consisting of EUR 60 738 for services as a member of the Board and EUR 4 672 for services as a member of the Audit Committee.
(4)	Represents compensation paid to Jean Monty, consisting of EUR 60 738 for services as a member of the Board and EUR 4 672 for services as a member of the Audit Committee.

Executive compensation

Introduction

The year 2015 was the first full year following the Sale of the D&S Business and the integration of the Nokia Networks business. With a stable leadership team in place and certain changes in the compensation structure introduced in 2014, 2015 was about executing change in the business, preparing for the acquisition of Alcatel Lucent and the Sale of the HERE Business.

Our focus for executive compensation is to:

■	Attract and retain the right talent;

■	Drive performance; and

■	Align with shareholder interests.

We have undergone significant structural changes over the past three years and continue to do so following our acquisition of Alcatel Lucent. Additionally, the corporate reporting environment is expected to evolve further e.g., as a result of the pending shareholder rights directive in Europe, which would further change disclosure requirements. To simplify reporting, we have decided to report information related to executive compensation in accordance with Finnish regulatory requirements (and in compliance with SEC requirements) and to provide disclosure of compensation of our President and CEO and aggregated information for our Group Leadership Team, as well as to provide a clear explanation of our policies and practices that relate to the President and CEO and to our executives and employees more broadly.

Variable compensation plans have paid out in a manner consistent with the 2015 business results. Short-term incentive plans paid out above target for 2015 in line with the performance on all three key metrics we use as a basis for calculating variable compensation—non-IFRS revenue, non-IFRS operating profit and net cash flow.

Our long-term incentive plan performance condition achievement is also tied to our business results. In recent years, our performance shares have not paid out as the required business performance was not met. It is satisfying to see that the 2013 performance share plan that vested on January 1, 2016 has delivered value to participants as they have participated in delivering value to shareholders. The 2013 performance share plan vested at 86.25% of target during which time we saw an increase in diluted EPS for Continuing operations from a negative EUR (0.16) for the fiscal year 2012 to positive EUR 0.67 per share for the fiscal year 2014 and the share price increase from EUR 3.49 before the plan was approved to EUR 6.60 at December 31, 2015. The 2014 performance share plan will vest on January 1, 2017 and is expected to vest at 125.72% of the target award.

Compensation philosophy, design and strategy

Our compensation programs are designed to attract, incentivize and retain the talent necessary to deliver strong financial results to the ultimate benefit of our shareholders. Rewards are tied to our strategy by adopting an appropriate mix of fixed and variable compensation to engage and motivate employees in the performance of the business and ensure alignment with shareholder interests.

A single compensation framework is used across the Nokia Group with a varying mix of fixed and variable compensation for each level of responsibility. Higher levels of performance-based compensation and equity compensation are used to reward executives for delivering long-term sustainable growth and creating value for our shareholders.

We aim to provide a globally competitive compensation offering, which is comparable to that of our peer group companies, taking into account industry, geography, size and complexity. The peer group is reviewed annually and external advice is sought to confirm the appropriateness of the peer group and also the quantum and the relative mix of compensation packages.

In designing our variable compensation programs key consideration is given to:

■	incorporating specific performance measures that align directly with the execution of our strategy and driving long-term sustainable success;

■	delivering an appropriate amount of performance-related variable compensation for the achievement of strategic goals and financial targets in both the short- and long-term;

■	appropriately balancing rewards between company and individual performance; and

■	fostering an ownership culture that promotes sustainability and long-term value creation that aligns the interests of participants with those of our shareholders.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	105

Compensation continued

Compensation structure and goal setting

In line with our overall compensation philosophy our executives are rewarded using a mix of fixed and variable pay.

The elements of the compensation structure for the Group Leadership Team including the President and CEO are further detailed below:

Element	Principles	Purpose
Base salary	Fixed cash component targeted at our peer group median; base salary can vary from the market due to individual performance, experience, time in position, and internal comparability considerations. Base salaries are reviewed annually taking into account market conditions, our financial condition and individual performance.	To compensate for the relevant knowledge, skills and experience the individual brings to the role and the responsibility of their position. Provides a degree of financial certainty and stability that helps us retain talent.
Short-term incentive	An annual cash award designed to reward a mix of corporate, business unit, and individual performance compared to pre-established performance goals. The on target short-term incentive award, when taken together with base salary, is designed to provide a median annual total cash compensation comparable to that provided by our peer group.	Reward for the achievement of key business metrics by meeting financial and strategic targets during the fiscal year.
Long-term incentive

Performance shares:

The equity-based portion of compensation that is tied to our long-term success and delivered primarily through performance shares.

Long-term incentive awards are intended to provide competitive incentive compensation compared with our peer group when combined with base salary and target short-term incentive.

The ultimate value of an award depends on our share price and business performance against predetermined performance measures.

Restricted shares:

Restricted shares are used on a limited basis or in exceptional retention and recruitment circumstances, predominantly in the United States, as is consistent with market practice. The number of shares vesting is predetermined but the ultimate value will rise or fall in line with movements in the share price.

There are also certain legacy equity compensation programs in force as described in “—Legacy equity compensation programs” below.

To reward for delivery of sustainable long-term performance, align the executives’ interests with those of shareholders and aid retention.
Benefits & perquisites	Executives are provided the same benefits as are made available to employees more broadly in the relevant country, with additional security provisions, as appropriate. Executives may also be provided with certain other benefits from time to time, which are not material in value.	Benefits and perquisites are offered as part of the core compensation package to enable us to attract, retain and protect employees and executives.
Relocation & mobility	To facilitate international mobility by providing relevant benefits to assist executives in relocation. Mobility policies support the relocation of an executive and their dependents or the reasonable costs of commuting. Benefits are market specific and are not compensation for performing the role, but rather provided to defray costs or additional burdens of a relocation or residence outside the home country.	To assist with mobility across the Group to ensure the appropriate talent is available to execute our strategy at the right locations.
Retirement plans	To provide retirement funding in line with local market and legal requirements, typically through defined contribution or locally mandated pension plans. No supplemental pension arrangements are provided.	To give a market competitive level of provision for post-retirement income.
Change of control arrangements	Change of control arrangements are offered on a very limited basis, and based on a double trigger structure, which means that both a specified change of control event and termination of the individual’s employment must take place for any change of control based severance payment to materialize. For further information refer to “—Termination provisions for the President and Chief Executive Officer” and “—Nokia Group Leadership Team members”.	To ensure the continuity of management in connection with possible change of control event.

106	NOKIA ANNUAL REPORT ON FORM 20-F 2015

President and Chief Executive Officer

Overview

The compensation structure for the President and CEO is determined in line with our philosophy of pay for performance, such that 80% of the target compensation is delivered based on performance. The charts opposite show the potential value of each element and the overall mix of compensation. Of the variable compensation, 31.25% comprises short-term incentives, earned during the year for delivery of annual targets and 68.75% is earned over a three-year period for delivery of sustainable growth in terms of revenue and EPS, thus ensuring alignment of the interests of the President and CEO with those of shareholders through long-term incentives.

The President and CEO is also required to hold a minimum of three times his base salary in Nokia shares in order to ensure alignment with shareholders over the long term. He has five years from his appointment as the President and CEO to meet this requirement and Mr. Suri is expected to do so before the fifth year through the vesting of long-term incentive awards. To further ensure alignment with our pay for performance philosophy in the event that there is any material restatement of financial results both short-term and long-term variable compensation is subject to a clawback policy.

Overall compensation for 2015 was set in relation to the market as opposite:

For 2016, the Board has approved the increase of Mr. Suri‘s salary by 5%, thus increasing his base salary to EUR 1 050 000 annually (from EUR 1 000 000 in 2015) reflecting a combination of Mr. Suri’s performance and the enlarged role he takes on in 2016 following the acquisition of Alcatel Lucent. The on target incentive will remain at 125% of base salary and will increase to EUR 1 312 500 effective January 8, 2016. Mr. Suri will receive an award of performance shares in 2016 with a present value of EUR 3 025 000; the ultimate value will be determined by Nokia’s performance against targets and the share price in the next three years.

Variable pay

The Board believes that the most appropriate metrics for driving sustainable business performance at Nokia are:

■	non-IFRS revenue;

■	non-IFRS operating profit; and

■	net cash flow.

The variable compensation plans focus on these measures with an element on a personal strategic objective to support the strategic development of Nokia, which is not necessarily measurable in financial terms in the short term.

A summary of the weighting of incentive based on each metric is shown opposite:

2015 Pay opportunity

2015 Pay mix

Incentive opportunity by metric (%)

NOKIA ANNUAL REPORT ON FORM 20-F 2015	107

Compensation continued

To ensure alignment with shareholders’ interests and the culture of developing long-term sustainable success, we have two policies in place which apply to variable compensation:

Clawback policy: In the event that there is any error or misstatement of financial results which, had it been known at the time of the determination of the incentive, would have resulted in a lower payment, the Board has an option to claw back any excessive payment within three years from such event. In a bad faith event, the Board has discretion to claw back remuneration from previous years, if it is deemed appropriate.

Share ownership policy: To align the interests of the President and CEO and the Group Leadership Team with shareholders’ interests, we have a shareholding policy requiring that a minimum number of shares must be held by the executive. For the President and CEO, the requirement is to hold shares to a value equaling three times his base salary. For the current Group Leadership Team members, the requirement is to hold shares to a value equaling two times the member’s base salary. The share ownership policy, which is effective from January 1, 2015, requires these executives to amass the requisite shareholding within five years of becoming subject to the policy. They are not permitted to sell any vesting equity awards, other than for the purposes of meeting associated tax and social security liabilities, until the shareholding requirement is satisfied.

Short-term incentives

The 2015 short-term incentive for the President and CEO is determined by the achievement against key financial targets and other strategic objectives, as defined below. Performance against these defined targets are then multiplied by a business results multiplier, which acts as a funding factor for the incentive plan for most employees, to determine the final payment.

	% of base salary
Minimum performance	Target performance	Maximum performance	Measurement criteria
0%	125%	281.25%

80% of the incentive is based on performance against the Nokia scorecard:

■   Non-IFRS revenue (1/3);

■   Non-IFRS operating profit (1/3); and

■   Net cash flow (1/3).

The final 20% of the incentive is based on the achievement of personal strategic objectives given to the President and CEO by the Board.

2015 Short-term incentive

The 2015 short-term incentive for Mr. Suri will be paid at 153.77% of the target incentive amount, which reflects the performance of Nokia across the metrics used in the plan, including Nokia’s continued progress and transformation, as reflected in his personal strategic objectives. Mr. Suri’s short-term incentive in 2014 was at a similar achievement level, albeit with a lower target incentive for the period between January and April 2014 before he became President and CEO.

108	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Long-term incentives

Long-term incentive awards are determined by reference to the market and as a percentage of salary. The President and CEO participates in the same long-term incentive arrangements as other Nokia executives and senior managers. Additionally, Mr. Suri also participates in the Nokia Networks equity incentive plan (“Nokia Networks EIP”), which was set up in 2012 by the board of directors of Nokia Siemens Networks, prior to the acquisition by Nokia of the remaining 50% of the business and our full ownership of the Networks business, to incentivize its turnaround. The targets of the plan were set at a demanding level and payments from the plan represent the outstanding achievement of the Networks team. In 2015, 30% of the options awarded to Mr. Suri vested and were exercisable in cash under the plan rules. Mr. Suri exercised these options and realized a gain of EUR 3.24 million. The remaining 70% of the options will vest in June 2016 and Mr. Suri will have until 2018 to exercise these options. Under the plan rules, any exercise of these options will be in cash. The maximum payment under these remaining options is EUR 7.56 million, unless certain defined corporate events take place.

Pension arrangements for the President and Chief Executive Officer

The President and CEO participates in the statutory Finnish pension system, as regulated by the Finnish Employees’ Pension Act (395/2006, as amended) (the “Finnish TyEL”), which provides for a retirement benefit based on years of service and earnings according to prescribed rules. No supplemental pension arrangements are provided. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, while gains realized from equity are not. Retirement benefits are available from age 63 to 68, according to an increasing scale.

Termination provisions for the President and Chief Executive Officer

Mr. Suri’s service agreement specifies the different ways the agreement can be terminated and associated compensation as follows:

■	Termination by Nokia for cause: In the event of a termination by Nokia for cause, Mr. Suri is entitled to no additional compensation and all his unvested equity awards would be forfeited;

■	Termination by Nokia for reasons other than cause: In the event of a termination by Nokia for reasons other than cause, Mr. Suri is entitled to a severance payment equaling up to 18 months of compensation (including annual base salary, benefits, and target incentive) and his unvested equity awards would be forfeited;

■	Termination by Mr. Suri for any reason: Mr. Suri may terminate his service agreement at any time with six months’ prior notice. Mr. Suri would continue to receive either salary and benefits during the notice period or, at Nokia’s discretion, a lump sum of equivalent value. Additionally, Mr. Suri would be entitled to any short- or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited;
■	Termination by Mr. Suri for Nokia’s material breach of the service agreement: In the event that Mr. Suri terminates his service agreement based on a final arbitration award demonstrating Nokia’s material breach of the service agreement, he is entitled to a severance payment equaling to up to 18 months of compensation (including annual base salary, benefits and target incentive). Any unvested equity awards would be forfeited; or

■	Termination based on specified events: Mr. Suri’s service agreement includes special severance provisions on a termination following a change of control event. Such change of control provisions are based on a double trigger structure, which means that both a change of control event and the termination of the individual’s employment within a defined period of time must take place in order for any change of control based severance payment to become payable. More specifically, if a change of control event has occurred, as defined in the service agreement, and Mr. Suri’s service with Nokia is terminated either by Nokia or its successor without cause, or by Mr. Suri for “good reason”, in either case within 18 months from such change of control event, Mr. Suri would be entitled to a severance payment equaling up to 18 months of compensation (including annual base salary, benefits, and target incentive) and cash payment (or payments) for the pro-rated value of his outstanding unvested equity awards, including equity awards under the Nokia Networks EIP, restricted shares, performance shares and stock options (if any), payable pursuant to the terms of the service agreement. “Good reason” referred to above includes a material reduction of Mr. Suri’s compensation and a material reduction of his duties and responsibilities, as defined in the service agreement and as determined by the Board.

Additionally, the service agreement defines a specific, limited termination event that applies until June 30, 2016. Upon this event, if Mr. Suri’s service with Nokia is terminated as a result of the circumstances specified in the service agreement, he is entitled to, in addition to normal severance payment payable upon his termination by Nokia for reasons other than cause, to a pro-rated value of unvested equity awards under the Nokia Networks EIP, provided that the termination of his service takes place within six months from the defined termination event (and at or prior to June 30, 2016). Subject to this limited time treatment of unvested equity awards under the Nokia Networks EIP, all of Mr. Suri’s other unvested equity would be forfeited.

Mr. Suri is subject to a 12-month non-competition obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	109

Compensation continued

Compensation of the President and Chief Executive Officer in 2015 and 2014

EUR	2015	2014
Salary	1 000 000	932 666
Short-term variable compensation(1)	1 922 125	1 778 105
Stock awards(2)	2 843 711	3 759 936
Payments to defined contribution retirement plans(3)	491 641	686 206
All other compensation(4)	145 658	168 645
Total(5)	6 403 135	7 325 558

(1)	Short-term variable compensation payments are part of Nokia’s short-term cash incentive plan. The amount consists of the annual incentive cash payment and/or other short-term variable compensation earned and paid or payable by Nokia for the respective fiscal year.
(2)	Amounts shown represent the total grant date fair value of equity grants awarded for the respective fiscal year. The fair value of performance shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of a Nokia share less the present value of dividends expected to be paid during the vesting period. The value of the performance shares is presented on the basis of granted number of shares, which is two times the number of shares at threshold. The value of the 2015 stock awards with performance shares valued at maximum is (four times the number of shares at threshold) EUR 5 687 422.
(3)	Pension arrangements in Finland are characterized as defined contribution pension arrangements under IAS 19, Employee benefits. Mr. Suri is a participant in the Finnish state mandated TyEL pension arrangements.
(4)	All other compensation for Mr. Suri in 2015 includes: housing of EUR 47 950 (2014: EUR 63 708); EUR 48 510 for travel assistance (2014: EUR 31 576); EUR 0 for tuition of minor children (2014: EUR 34 055); tax services EUR 17 834 (2014: EUR 17 038) and EUR 31 363 for premiums paid under supplemental medical and disability insurance and for mobile phone and driver (2014: EUR 22 268).
(5)	A significant portion of equity grants are tied to the performance of the company and aligned with the value delivered to shareholders. The amounts shown are representative of the value of the award at grant but are not representative of the amount that will ultimately be received when the plan vests. The ultimate value of the award will be known when the awards vest.

Equity awards to the President and Chief Executive Officer, grant date April 22, 2015:

Performance shares at threshold number	198 500
Performance shares at maximum number	794 000
Grant date fair value EUR(1)	2 843 711

(1)	The fair value of performance shares equals the estimated fair value of the grant date. The estimated value is based on the grant date market price of Nokia shares less the present value of dividends expected to be paid during the vesting. The value of performance shares is presented on the basis of a number of shares, which is two times the number at threshold.

The Nokia Group Leadership Team

Remuneration of the Nokia Group Leadership Team members

The remuneration of other members of the Group Leadership Team consists of base salary, fringe benefits, short-term and long-term incentives. The other members of the Group Leadership Team participate in the same reward programs, including short-term incentive and long-term incentive programs and under the same terms as other eligible employees, although, the quantum and mix of their compensation varies by role and individual. Short-term incentive plans are based on rewarding business performance and some or all of the following metrics are appropriate for their role; non-IFRS revenue, non-IFRS profit, net cash flow and strategic objectives. Long-term incentive programs are described under “—Equity Compensation”.

All members of the Group Leadership Team have 20% of their short-term incentive based on personal strategic objectives, at least 30% of their short-term incentive is based on the Nokia scorecard of the Nokia Group’s non-IFRS revenue, non-IFRS operating profit and net cash flow and, depending on their role, they may also have business unit targets in addition based on a mix of non-IFRS revenue, non-IFRS operating profit and net cash flow.

On average, the members of the Group Leadership Team earned 140% of their target incentive amount in 2015.

Pension arrangements for the Nokia Group Leadership Team

The members of the Group Leadership Team participate in the local retirement plans applicable to employees in the country of residence. Executives based in Finland participate in the statutory Finnish pension system, as regulated by the Finnish TyEL. Refer to “—Pension arrangements for the President and Chief Executive Officer” above.

Executives based in the United States participate in our US retirement savings and investment plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer’s match vests for the participants annually during the first four years of their employment. Executives based in Germany participated in the 100% company funded HERE pension plan. Contributions were based on pensionable earnings, the pension table and retirement age.

Termination provisions for the Nokia Group Leadership Team members

In all cases, if an executive is dismissed for cause, no compensation will be payable and no outstanding equity will vest.

In the event of termination for any other reason than cause, where the company pays compensation in lieu of notice period’s salary, benefits and target short-term incentive amounts are taken into account.

Additionally, the Board believes that maintaining a stable and effective leadership team is considered essential for protecting and enhancing the best interests of Nokia and its shareholders. In order to encourage the continued focus, dedication and continuity of the members of the Group Leadership Team to their assigned duties without the distraction that may arise from the possibility of termination of employment as a result of a specified change of control event in Nokia, certain provisions have been made available to them.

As a result some members of the Group Leadership Team have change of control agreements which serve as an addendum to their executive agreement and provide for the pro-rata settlement of outstanding equity awards as follows. The change of control agreements are based on a double trigger structure, which means that both the change of control event and the termination of the individual’s employment must take place for any change of control based severance payment to materialize. More specifically, if a change of control event, as defined in the agreement, has occurred in the company, and the individual’s employment with the company is terminated either by Nokia or its successor without cause, or by the individual for “good reason” (for example, material reduction of duties and responsibilities), in either case within 18 months from such change of control event, the individual will be entitled to his or her notice period compensation (including base salary, benefits and target incentive) and cash payment (or payments) for the pro-rated value of the individual’s outstanding unvested equity, including restricted shares, performance shares, stock options and equity awards under Nokia Networks EIP, payable pursuant to the terms of the agreement. The Board has full discretion to terminate or amend the change of control agreements at any time. Under inherited change of control agreements for former Alcatel Lucent executives, compensation of 18 months’ salary plus target incentive is payable in the event of an involuntary termination or “good reason” event should either occur within 12 months of Nokia gaining control of Alcatel Lucent. Additionally, any remaining Alcatel Lucent equity awards not already accelerated as part of the transaction would also be settled.

110	NOKIA ANNUAL REPORT ON FORM 20-F 2015

The Group Leadership Team in 2015:

Name	Position held in 2015	Appointment date
Rajeev Suri	President and Chief Executive Officer	May 1, 2014
Timo Ihamuotila	EVP, Group Chief Financial Officer	September 1, 2011
Samih Elhage	EVP, Chief Financial and Operating Officer, Nokia Networks	May 1, 2014
Ramzi Haidamus	President, Nokia Technologies	September 3, 2014
Sean Fernback(1)	President, HERE	November 1, 2014

(1)	Until December 5, 2015.

The following compensation was paid to the Group Leadership Team (excluding the President and CEO) in 2015 and 2014, in aggregate. Compensation paid to the President and CEO is presented under “—Compensation of the President and Chief Executive Officer” above.

Compensation paid to Group Leadership Team:

EUR	2015	2014
Salary	2 149 029	3 461 250
Short-term variable compensation(1)	2 801 131	1 880 115
Stock awards(2)	3 295 955	3 679 383
Change in pension value and nonqualified deferred compensation earnings(3)	111 203	73 967
Payments to defined contribution retirement plans(4)	493 027	311 494
All other compensation(5)	773 718	278 720
Total(6)	9 624 063	9 684 929

(1)	Short-term variable compensation payments are part of Nokia’s short-term cash incentive plan. The amount consists of the annual incentive cash payment and/or other short-term variable compensation earned and paid or payable by Nokia for the respective fiscal year.
(2)	Amounts shown represent the total grant date fair value of equity grants awarded for the respective fiscal year. The fair value of performance shares and restricted shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of a Nokia share less the present value of dividends expected to be paid during the vesting period. The value of the performance shares is presented on the basis of granted number of shares, which is two times the number of shares at threshold. The aggregate value of the 2015 stock awards with performance shares valued at maximum is (four times the number of shares at threshold) EUR 6 591 910.
(3)	Pension arrangements in Germany are considered to be payments to a defined benefit plan where the pension is determined by reference to executive’s base salary, age and years of service.
(4)	Pension arrangements in Finland are characterized as defined contribution pension arrangements under IAS 19, Contributions are made to the state mandated TyEL plan and there are no supplementary pension arrangements. Contributions made in the US to the company 401k plan are also considered payments to defined contribution pension plans.
(5)	All other compensation refers to mobility related payments or benefit programs under which executives are eligible. Additionally, in 2015, a special one-time retention arrangement related to the Sale of the HERE Business is also included under all other compensation.
(6)	A significant portion of equity grants are tied to the performance of the company and aligned with the value delivered to shareholders. The amounts shown are representative of the value of the award at grant but are not representative of the amount that will ultimately be received when the plan vests. The ultimate value of the award will be known when the awards vest.

Equity awards to the other members of the Nokia Group Leadership Team during 2015

The following equity awards were made to the Group Leadership Team members (excluding the President and CEO) in 2015. Equity awards to the President and CEO are presented under “—Equity awards to the President and CEO during 2015” above.

Equity awards to Group Leadership Team, in aggregate(1):

Grant date	April 22, 2015	(2)	July 7, 2015
Performance shares at threshold number	212 500		–
Performance shares at maximum number	850 000		–
Restricted shares number	–		44 000
Grant date fair value EUR	3 044 275		251 680

(1)	Excluding equity awards made to Rajeev Suri.
(2)	The fair value of performance shares equals the estimated fair value of the grant date. The estimated value is based on the grant date market price of Nokia share less the present value of dividends expected to be paid during the vesting. The value of performance shares is presented on the basis of a number of shares, which is two times the number at threshold.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	111

Compensation continued

Compensation governance practices

The Board of Directors:

■	approves and the independent members of the Board confirm the compensation of the President and CEO upon recommendation of the Personnel Committee;

■	approves, upon recommendation from the Personnel Committee, any long-term incentive compensation, and all equity plans, programs or similar arrangements of significance that the company establishes for its employees; and

■	decides on the issuance of shares (under authorization from shareholders) to fulfill the company’s obligations under equity plans in respect of vested awards to be settled.

The Personnel Committee

As part of its responsibilities the Personnel Committee assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the Company’s executives and the terms of employment of the same, making recommendations to the Board:

■	recommends to the Board the corporate goals and objectives relevant to the compensation of the President and CEO, and evaluates the performance of the President and CEO against previously established goals and objectives as well as proposes to the Board the compensation level of the President and CEO;

■	reviews and approves changes to the peer group for assessment of the competitiveness of our compensation from time to time;

■	approves and oversees recommendations from the President and CEO for compensation for other members of the Group Leadership Team and any other executive-level direct reports to the President and CEO;

■	reviews and approves goals and objectives relevant to the compensation for other members of the Group Leadership Team and any other executive-level direct reports to the President and CEO, and reviews the results of the evaluation of their performance in relation to the approved goals and objectives;

■	reviews and periodically makes recommendations to the Board regarding the operation and amendment of any long-term incentive arrangements and all equity plans;

■	reviews the content of and ensuring compliance with the share ownership policy;

■	recommends to the board equity grants for the President and CEO; and

■	reviews and approves equity grant nominations to direct reports of the President and CEO.

Independent consultant

The Personnel Committee retains the use of Aon, an independent external consultant, to assist in the review and determination of executive compensation. The consultant works directly with the Personnel Committee and meets at least annually with the committee, without management present to provide advice on:

■	market data and appropriateness of compensation information compiled by management;

■	the appropriateness and competitiveness of our compensation program relative to market levels and practice; and

■	executive compensation trends and developments.

The Committee has reviewed and established that the consultant that works for the Personnel Committee is independent of Nokia and does not have any other business relationships with Nokia.

President and CEO

The President and CEO plays an active role in compensation governance and performance management processes for the Group Leadership Team and the wider employee population at Nokia.

The President and CEO is not a member of the Personnel Committee and does not vote at Personnel Committee meetings nor does he participate in any conversations regarding his own compensation.

Equity compensation

Equity compensation program

A key component of executives’ and senior managers’ compensation is equity-based long-term incentives with the purpose of aligning the participants’ interests with those of shareholders. The amount of equity as a percentage of the compensation package increases with the seniority of the role. Awards from the annual grant process are linked to the company’s performance management framework and the performance of Nokia against our long-term revenue and EPS targets. Additionally, we have a restricted share plan in place, which is targeted at retention of key employees and new hires in countries where such awards are common and where we need to match local market practice to retain or hire such people.

The active equity plans in 2015 and 2016 are as follows:

Equity plan
Details	Performance shares	Restricted shares	Employee share purchase plan
Eligible employees	Grade based eligibility	Grade based eligibility	All employees in participating countries
Purpose	Annual long-term incentive awards, to reward for delivery of sustainable long-term performance, align with the interests of shareholders and aid retention of key employees	Exceptional recruitment and retention	Encourage share ownership within the Nokia employee population, increasing engagement and sense of ownership in the company
Vesting schedule	Three year vesting period based on financial targets for two years	Vest equally in three tranches on the 1st, 2nd and 3rd anniversary of grant	Matching shares vest at the end of the 12-month savings period

112	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Additionally in 2015, we also had outstanding awards under the 2007 and 2011 stock option plans and the Nokia Networks EIP. Stock options under the 2007 option plan lapsed on January 1, 2016. No new awards have been made under these plans since 2013. These are described in the section on legacy equity compensation programs “—Legacy equity compensation programs” below.

As of February 12, 2016, when new Nokia shares were issued as consideration for the Alcatel Lucent securities tendered into the subsequent French and/or U.S. offers, and consequently, included in the aggregate amount of Nokia shares, the aggregate maximum dilution effect of our currently outstanding equity programs, assuming that the performance shares would be delivered at maximum level and including the aggregate amount of Nokia shares, was approximately 0.86%. The potential maximum dilution effect of the equity program 2016 would approximately be an additional 1.04%, assuming delivery at maximum level for performance shares and the delivery of matching shares against the maximum amount of contributions of approximately EUR 60 million under the employee share purchase plan. Employees of Alcatel Lucent that have transferred as part of the acquisition of Alcatel Lucent are only included in equity plans under the equity program 2016.

Performance shares

The performance shares represent a commitment by us to deliver Nokia shares to employees at a future point in time, subject to our fulfillment of pre-defined performance criteria. They vest to participants after three years based on the performance of the company against its targets for the first two financial years. The Board believes the practice of a two-year performance period which gives greater predictability in a fast changing environment and supports greater alignment of underlying achievement with payments, is appropriate in the current business context. Targets are set in the context of the Board’s view of the future business plans for Nokia, investor expectations and analyst forecasts, and the Board will continue to review the suitability of the two-year performance period for future years. The table below illustrates the performance criteria of the performance share plans for 2013 through to 2016. Targets are set by reference to the company’s long-term plans and in the context of investment analysts’ forecasts for the business.

Performance criteria (non-IFRS)(1)	2016	2015		2014	2013
Average annual net sales Nokia Group	Yes	Yes	(2)	Yes	Yes	(3)
Average annual EPS Nokia Group	Yes	Yes	(2)	Yes	Yes
Minimum settlement at below threshold performance(4)	25%	25%		25%	0%

(1)	Non-IFRS measures exclude all material special items for all periods. Additionally, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.
(2)	The Board is expected to approve an amendment to the performance condition of the performance share plan 2015 in conjunction with the publication of Nokia’s Q1/2016 results announcement to reflect the new organizational structure and scope of the Nokia Group. The amendment would adjust the net sales and EPS performance targets to remove the HERE related impact for the 4th quarter of 2015 following the sale of HERE in 2015 and restate the 2016 targets based on the combined Nokia Group following the acquisition of Alcatel Lucent in January 2016.
(3)	The performance condition was amended at the time of the Sale of the D&S Business to reflect the new profile of the business and different annual revenue levels of the new business. The amendment introduced a metric set on the basis of the Average Net Sales Index over the two-year performance period in replacement of the metric set on the basis of the Average Annual Net Sales Revenue. The ‘Net Sales Index’ relates to the final non-IFRS annual net sales achieved through the business operations of Nokia Group (excluding Nokia Networks) in relation to 2013 and for Nokia Networks, HERE and Nokia Technologies in relation to 2014, expressed as a percentage of the annual target set for each year. A separate Annual Net Sales Index will be calculated for 2013 and 2014, and the average of the two will be calculated following the close of 2014 and used, in part, to determine the final payout under the Plan, which will occur after the one-year restriction period in 2016.
(4)	In 2014, a minimum payout level was introduced to reinforce the retentive impact of the plan by giving some certainty to remaining employees during the transformation of Nokia following the Sale of the D&S Business and integration of the Nokia Networks business.

Until the shares have vested and been delivered to the participants, they carry no voting or dividend rights. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	113

Compensation continued

Performance share plan 2016

In accordance with the previous year’s practice, the primary equity instruments granted to executive employees and employees below the executive level are performance shares. The number of performance shares to be settled after the restriction period will start at 25% of the grant amount of 25 500 000 Nokia shares and any pay-out beyond this will be determined with reference to the financial performance against the established performance criteria during the two-year performance period. The grant under the performance share plan could result in an aggregate maximum payout of 51 000 000 Nokia shares, in the event that maximum performance against all the performance criteria is achieved.

The performance share plan 2016 has a three year vesting period and the performance of the plan is based on a two-year performance period (2016 and 2017). The shares will vest on January 1, 2019. The Board have continued with the practice of the two-year performance period which gives greater predictability in a fast changing environment and supports greater alignment of underlying achievement with payments. Targets are set in the context of the Board’s view of the future business plans for Nokia and investor expectations and analyst forecasts and the Board will continue to review the suitability of the two-year performance period for future years. The Board is expected to approve the performance criteria targets of the performance share plan 2016 in conjunction with the publication of its Q1/2016 results announcement. The approval of the targets will be made later this year than in previous years in order to be able to consider all relevant financial information available for the new combined Nokia group so that targets are set appropriately.

The remuneration statement required by the Finnish Corporate Governance Code will be updated to include the performance targets once the targets have been approved.

Performance criterion	Weighting	Threshold performance(2)	Maximum performance(2)	Potential range of settlement
Nokia average annual non-IFRS(1) net sales during January 1, 2016—December 31, 2017	50%	*	*	Threshold number up to maximum level (4 x Threshold number)
Nokia average annual non-IFRS(1) EPS during January 1, 2016—December 31, 2017	50%	*	*	Threshold number up to maximum level (4 x Threshold number)

(1)	Non-IFRS measures exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.
(2)	The Board is expected to approve the performance criteria targets of the performance share plan 2016 in conjunction with the publication of its Q1/2016 results announcement.

Achievement of the maximum performance for all criteria would result in the vesting of a maximum of 51 000 000 Nokia shares. Achievements beyond the maximum performance level will not cause any further shares to vest. Achievement of the threshold performance for all criteria will result in the vesting of approximately 12 750 000 shares. Minimum payout under the plan, even if threshold performance is not achieved, is 6 375 000 shares attributable to the 25% minimum payout. Until Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these performance shares.

Restricted shares

In 2015, restricted shares were used on a selective basis to ensure retention and recruitment of individuals deemed critical to our future success. The restricted shares vest in three equal tranches on the first, second and the third anniversary of the award subject to continued employment with Nokia.

In 2016, restricted shares are granted on a limited basis or exceptional purposes related to retention and recruitment, primarily in the United States, to ensure we are able to retain and recruit vital talent for the future success of Nokia. Restricted share awards made prior to 2015 vested in one tranche on the third anniversary of the date of grant. Until the shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares.

Employee share purchase plan

Under our employee share purchase plan, eligible employees can elect to make monthly contributions from their salary to purchase Nokia shares. The contribution per employee cannot exceed EUR 1 200 per year. The share purchases are made at market value on predetermined dates on a monthly basis during a 12-month savings period. Nokia will offer one matching share for every two purchased shares the employee still holds after the last monthly purchase has been made following the end of the 12-month savings period. Participation in the plan is voluntary to all employees in countries where the plan is offered. In addition, to welcome employees of Alcatel Lucent who have transferred to Nokia as part of the acquisition of Alcatel Lucent and to mark the beginning of the new Nokia Group, Nokia intends to offer 20 free shares for every participant making the first three consecutive share purchases in 2016.

114	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Performance of previous equity programs

The recently vested performance share plan 2013 is the first to achieve above-threshold performance for some years, such that 86.25% of the target award granted to participants vesting on January 1, 2016, with diluted EPS for Continuing operations increasing from negative EUR (0.16) to EUR 0.67 from the fiscal year 2012 to 2014, including the two year performance period (2013–2014) of the plan.

The new strategy for Nokia delivered in 2014 with the focus on networks and the IoT has seen an increase in value for shareholders and a corresponding change in the performance of long-term incentive plans. In addition to the performance share plan 2013 achieving 86.25% of its target, the 2014 plan has achieved 125.72% and will vest to participants on January 1, 2017. In the same period the share price of Nokia has increased from EUR 3.49 per share on January 1, 2013 to EUR 6.60 on December 31, 2015 representing an increase of 89% and we have restored dividend payments.

Share price and Total Shareholder Return vs long-term incentive performance

Legacy equity compensation programs

Stock options

Although the granting of stock options ceased at the end of 2013, awards under the 2011 stock option plans remain in force. Stock options under the 2007 stock option plan lapsed on January 1, 2016 and no new Nokia shares can be subscribed for with the stock options awarded under the 2007 stock option plan.

Under the plans, each stock option entitles the holder to subscribe for one new Nokia share and the stock options are non-transferable and may be exercised for shares only. The difference between the two plans is in the vesting schedule as follows:

Plan	Vesting schedule
2007 stock option plan	■ 25% 12 months after grant
■ 6.25% each quarter thereafter
■ Lapsed on January 1, 2016
2011 stock option plan	■ 50% on third anniversary of grant
■ 50% on fourth anniversary of grant
■ Term is approximately six years

Shares will be eligible for dividends in respect of the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the trade register. The stock option grants are generally forfeited if the employment relationship terminates with Nokia.

Nokia Networks Equity Incentive Plan

The Nokia Networks EIP was established in 2012 by the board of Nokia Siemens Networks prior to Nokia’s acquisition of full ownership of the Nokia Networks business. Under this Plan options over Nokia Solutions and Networks B.V. shares were granted to Mr. Suri and approximately 65 other Nokia Networks employees.

At that time, both Nokia and Siemens were considering a potential exit from Nokia Siemens Networks. The plan had two objectives:

(1) increase the value of Nokia Networks; and

(2) create an exit option for its parent companies. With the significantly improved performance of Nokia Networks, the first objective has been met. The second objective has not occurred and given the change in our strategy, the likelihood of a sale or an initial public offering (“IPO”) has diminished.

The exercise price of the options is based on a Nokia Networks share value on grant, as determined for the purposes of the Nokia Networks EIP. The options will be cash-settled at exercise, unless an IPO has taken place, at which point they would be converted into equity-settled options.

The targets of the plan were set at a demanding level and payments from the plan represent the outstanding achievement of the Networks team. The actual payments, if any, under the Nokia Networks EIP will be determined based on the value of the Nokia Networks business and could ultimately decline to zero if the value of the business falls below a certain level. There is also a cap that limits potential gain for all plan participants.

If the second objective of the plan is not achieved and there is no exit event, options are cash-settled and the holder will be entitled to half of the share appreciation based on the exercise price and the estimated value of shares on the exercise date. In the unlikely event of an IPO or exit event the holder is entitled to the full value of the share appreciation. As the likelihood of a sale or IPO has reduced, the value of any payouts under the Nokia Networks EIP is expected to be reduced by 50%.

In the event that a sale or an IPO has not occurred, the maximum total payment to Mr. Suri pursuant to the plan would be limited to EUR 10.8 million. In the unlikely event of an IPO or exit event, the value of the options could exceed this maximum.

30% of the options became exercisable on the third anniversary of the grant date with the remainder vesting on the fourth anniversary or, if earlier, all the options will vest on the occurrence of certain corporate transactions such as an initial public offering (Refer to “Corporate Transaction” above).

If a Corporate Transaction has not taken place by the sixth anniversary of the grant date, the options will be cashed out. If an IPO has taken place, equity-settled options remain exercisable until the tenth anniversary of the grant date.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	115

Compensation continued

Alcatel Lucent liquidity agreements

Nokia, Alcatel Lucent and certain beneficiaries of Alcatel Lucent stock option and performance share plans have entered into liquidity agreements, pursuant to which the Alcatel Lucent performance shares, or the Alcatel Lucent shares resulting from the stock options exercises, would be exchanged to for either (i) Nokia shares according to an exchange ratio of 0.55 Nokia shares for each Alcatel Lucent share, or for (ii) a cash amount equivalent to the market value of such Nokia shares, provided in any case that a reduced liquidity event has occurred. A reduced liquidity was acknowledged on February 12, 2016 in respect of Alcatel Lucent shares. The choice for the settlement in cash or in Nokia shares is at Nokia’s sole discretion, subject to the possible applicable legal, regulatory or other local constraints.

The exchange ratio of 0.55 is subject to some adjustments in the event of financial transactions of Nokia or Alcatel Lucent, in order to allow the holders of stock options or the recipients of performance shares to obtain the same value in Nokia shares or in cash which they would have obtained had such transactions not taken place. Liquidity agreements have been offered also to current Group Leadership Team members who held Alcatel Lucent stock options or performance shares that were eligible for liquidity agreements.

Share ownership of the Board of Directors, the President and Chief Executive Officer and the Nokia Group Leadership Team

General

The following section describes the ownership or potential ownership interest in Nokia of the members of our Board, the President and CEO and, on aggregate level, the Group Leadership Team at December 31, 2015, either through share ownership or, with respect to the President and CEO and the Group Leadership Team, through holding of equity-based incentives, which may lead to share ownership in the future.

With respect to the Board, approximately 40% of director compensation is paid in the form of Nokia shares that are purchased from the market or, alternatively, by using treasury shares held by Nokia. The remainder of the remuneration, approximately 60%, is paid in cash, most of which is typically used to cover related taxes. It is also our policy that the directors retain until the end of their directorship the net after-tax number of shares that they have received as remuneration for their duties as members of the Board during their first three years of service. Additionally, it is our policy that non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive stock options, performance shares, restricted shares or any other equity-based or otherwise variable compensation for their duties as Board members.

For a description of the remuneration of our Board members, refer to “—Board of Directors” above.

The President and CEO receives equity-based compensation primarily in the form of performance shares. Stock options are no longer granted and restricted shares are only granted in exceptional circumstances. For a description of our equity-based compensation programs for employees and executives, refer to “—Equity compensation” above.

Share ownership of the Board of Directors

At December 31, 2015, the members of our Board held the aggregate of 1 414 445 shares and ADSs in Nokia, which represented 0.04% of our outstanding shares and total voting rights excluding shares held by Nokia Group at that date.

The following table sets forth the number of shares and ADSs held by the members of the Board at December 31, 2015:

Name(1)	Shares	(1)	ADSs	(1)
Risto Siilasmaa	992 334		–
Vivek Badrinath	19 255		–
Bruce Brown	–		74 847
Elizabeth Doherty	30 754		–
Simon Jiang	8 666		–
Jouko Karvinen	72 723		–
Elisabeth Nelson	–		87 308
Kari Stadigh	128 558		–

(1)	The number of shares or ADSs includes not only shares or ADSs received as director compensation, but also shares or ADSs acquired through any other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. For the number of shares or ADSs received as director compensation, refer to Note 34, Related party transactions, of our consolidated financial statements included in this annual report on Form 20-F.

Share ownership of the President and Chief Executive Officer and the Nokia Group Leadership Team

The following table sets forth the share ownership of the President and CEO, and the Group Leadership Team members in office, in aggregate, at December 31, 2015. The share ownership of all members of the Group Leadership Team, including Mr. Suri, was approximately 0.01% of the outstanding shares of the company at December 31, 2015. The share ownership requirement of the President and CEO as well as the Group Leadership Team members is describer under “—Variable pay” above.

Beneficially owned shares number
Rajeev Suri, President and CEO	29 722
Other members of the Group Leadership Team, in aggregate	200 055

In addition to the 29 722 shares held by Mr. Suri, there are a number of unvested performance shares that are expected to vest in the coming years. The performance of the performance share plan 2014 is now known and 125.72% of the target award is expected to vest on January 1, 2017. The chart below shows the expected value of shares valued at EUR 6.60 on December 31, 2015 compared to the shareholding requirement for Mr. Suri. Unvested performance shares under the performance share plan 2015 are valued below at “on target” performance until the final performance level of the plan is known. Subject to the terms and conditions of the long-term incentive plans and the potential sale of vesting share awards to meet associated tax liabilities, it is expected that Mr. Suri will meet the shareholding requirements within the next 12 months.

116	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Shareholding target and awards held by the President and CEO of Nokia

1.	Valued at EUR 6.60 per share as at December 31, 2015.
2.	Projections do not take into account any potential sales of shares to meet tax associated liabilities.
3.	Subject to disposals to meet tax liabilities it is expected that the President and CEO will meet the shareholding requirements of Nokia when the long-term incentive 2014 awards vest assuming that they vest at or above target.

Unvested Equity awards held by the President and Chief Executive Officer at December 31, 2015

The following table provides certain information relating to performance shares held by the President and CEO at December 31, 2015. These entitlements were granted pursuant to our performance share plans 2014 and 2015. The 2014 performance share plan will vest on January 1, 2017, and is expected to vest at 125.72% of the target award. For a description of our performance share plans, refer to Note 25, Share based payment, of our consolidated financial statements included in this annual report on Form 20-F.

Performance shares:

	Shares receivable through performance shares at threshold	Shares receivable through performance shares at maximum	(1)
Number of unvested equity awards held by the President and CEO	538 520	2 154 078

(1)	At maximum performance under the performance share plans 2014 and 2015, the number of shares deliverable equals four times the number of performance shares at threshold. The performance period for the performance share plan 2014 ended on December 31, 2015, and the threshold performance criteria for net sales and EPS were met and a settlement to the participants will occur in accordance with the plan in 2017.

Other share-based awards

Additionally, Mr. Suri holds options under the Nokia Networks EIP as described under “—Long-term incentives” above.

Unvested equity awards held by the Nokia Group Leadership Team at December 31, 2015

The following table sets forth the potential ownership interest through the holding of equity-based incentives of the Nokia Group Leadership Team, including the President and CEO.

	Shares receivable through stock options	Shares receivable through performance shares at threshold	Shares receivable through performance shares at maximum	(4)	Shares receivable through restricted shares
Number of unvested equity awards held by the Group Leadership Team(1)	565 000	1 108 462	4 433 846		206 164
% of the outstanding shares(2)	0.01%	0.03%	0.11%		0.01%
% of the total outstanding equity incentives (per instrument)(3)	15.52%	9.67%	9.67%		9.80%

(1)	Includes the four Group Leadership Team members in office at year-end 2015.
(2)	The percentages are calculated in relation to the outstanding number of shares and total voting rights of Nokia at December 31, 2015, excluding shares held by Nokia Group. No member of the Group Leadership Team owns more than 1% of the Nokia shares.
(3)	The percentages are calculated in relation to the total outstanding equity incentives per instrument.
(4)	At maximum performance under the performance share plans 2014 and 2015, the number of shares deliverable equals four times the number of performance shares at threshold. The performance period for the performance share plan 2014 ended on December 31, 2015, and the threshold performance criteria for net sales and EPS were met and a settlement to the participants will occur in accordance with the plan in 2017.

Insider trading in securities

The Board has established a policy in respect of insiders’ trading in Nokia securities (“Insider Policy”). Under the Insider Policy, the holdings of Nokia securities by the members of the Board and the Group Leadership Team are considered public information. Nokia insiders (as defined in the Insider Policy) are subject to certain trading restrictions and rules, including, among other things, prohibitions on trading in Nokia securities during the 30-calendar day “closed-window” period immediately preceding the release of our interim and annual results including the day of the release. Nokia can also set trading restrictions based on participation in projects. We update our Insider Policy from time to time and provide training to ensure compliance with the policy. Nokia’s Insider Policy is in line with the Nasdaq Helsinki Guidelines for Insiders and also sets requirements beyond those guidelines.

Other related party transactions

Other than the paid compensation, as described above, there have been no material transactions during the last three fiscal years to which any director, executive officer or 5% shareholder, or any relative or spouse of any of them, was a party. There is no significant outstanding indebtedness owed to Nokia by any director, executive officer or 5% shareholder.

There are no material transactions with enterprises controlling, controlled by or under common control with Nokia or associates of Nokia. Refer to Note 34, Related party transactions, of our consolidated financial statements included in this annual report on Form 20-F.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	117

118	NOKIA ANNUAL REPORT ON FORM 20-F 2015

NOKIA ANNUAL REPORT ON FORM 20-F 2015	119

General facts on Nokia

History of Nokia

We have a long history of successful change and innovation, adapting to shifts in markets and technologies. From the beginning as one wood pulp mill in 1865, we have been part of many sectors over time: cables, paper products, tires, rubber boots, consumer and industrial electronics, plastics, chemicals, telecommunications infrastructure and more. From the mid-1990s to 2014, we were widely known for our mobile phones, which reached all parts of the globe. In April 2014, we began the next chapter in our history with the Sale of the D&S Business. Reinventing ourselves once again, we changed our course and announced that our strategy would focus on seizing opportunities in the connected world, a world in which billions of devices and sensors are connected to each other and to the internet.

The year 2015 marked our anniversary as a 150-year old company, being yet another year of fundamental change for us as we took a major step forward as the company shaping the revolution in connectivity and digitization in the connected world.

150 years of reinvention

Regulatory and technological reforms have played a role in our success over the years. The deregulation of the European telecommunications industries stimulated competition and boosted customer demand. In 1982, we introduced the first fully digital local telephone exchange in Europe, and, in the same year, the world’s first car phone for the Nordic Mobile Telephone analog standard. The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity, in addition to high-quality sound, was followed by the 1987 European resolution to adopt GSM as the European digital standard. On July 1, 1991, the first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja, and in the same year, we won agreements to supply GSM networks to other European countries.

In the early 1990s, we made a strategic decision to focus on telecommunications as our core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computers, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested between 1989 and 1996. By 1998, we were the world leader in mobile phones, a position we held for more than a decade.

In 2006, having already been investing in mapping capabilities for many years, we acquired Gate5, a mapping software specialist, and then in 2008 we acquired NAVTEQ, a US-based manufacturer of digital mapping and navigational software. We offered leading location services through the HERE business and brand, launched in 2012. The HERE business was sold to a German automotive industry consortium in December 2015.

In 2007, we combined our telecommunications infrastructure operations with those of Siemens to form a joint venture named Nokia Siemens Networks, also known has NSN. NSN became a leading global provider of telecommunications infrastructure and services, with a focus on offering innovative mobile broadband technology and services.

In 2011, we joined forces with Microsoft to strengthen our position in the highly competitive smartphone market. We adopted the Windows Phone operating system for smart devices and smartphones and, through the strategic partnership, Nokia and Microsoft set about establishing an alternative ecosystem to rival iOS and Android. In 2011, we also started to make a number of changes to our operations and company culture that would in the course of the next two years lead to shortened product development times, improved product quality and better responsiveness to market demand.

In 2013, we moved to reinvent ourselves once more, with two transformative transactions. The first was the purchase of Siemens’ stake in NSN, which was nearing the end of a deep restructuring and remarkable transformation. The second was the announcement of the Sale of the D&S Business. The Microsoft transaction was announced on September 3, 2013 and was completed on April 25, 2014, following which we relocated our headquarters to the Karaportti campus in Espoo, Finland.

In April 2015, we announced the acquisition of Alcatel Lucent, in a deal that closed in early January 2016 and made us the leading player in multiple technology categories, including LTE, fixed and optical networks as well as IP routing.

In 2015, we also sold our HERE digital mapping and location services business to a German automotive industry consortium, another indication of our plan to focus on seizing the major opportunities to improve how we access and tap the power of connectivity to positively impact people’s lives each day.

The rapidly evolving world of technology provides the context for our vision and strategy. With the acquisition of Alcatel Lucent, we have the innovation capability, portfolio, and global scale to lead in shaping and deploying the technologies that are at the heart of an increasingly connected world. We are leveraging the strength of our complete and converged portfolio of network infrastructure, software, services and advanced technologies, to help our customers—telecommunications operators, governments, enterprises and webscale players—meet the challenges and capture the opportunity from an industry in transition. With these strong assets, we are ready for the next chapter in our 150-year history.

120	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Today, our Networks business is conducted through four business groups: Mobile Networks, Fixed Networks, IP/Optical Networks and Applications & Analytics. These business groups bring together deep expertise and leadership that span the key network technology areas: smart products and innovative services for mobile, fixed and IP networks, and beyond. Additionally, the Networks business is supported by Bell labs and Services.

Nokia Technologies’ patents business manages one of the broadest and strongest IP portfolios in the industry, comprised of approximately 9 900 patent families made up of approximately 30 000 granted patents and applications.

Bell Labs supplements and complements Nokia Technologies’ innovation capacity efforts. Bell Labs is focused on finding solutions to problems in information and communication technology that require a 10x improvement in the key dimensions of the network, to solve problems that have the potential to fundamentally change the way we communicate, and that reimagine what the world will be like a decade from now.

Bell Labs is pioneering the Future X projects, which are thirteen distinct new technology solutions—each of these aims to ensure that tomorrow’s networks will be high-performing, low-cost, efficient, personalized and always-on.

The Sale of the HERE Business

The HERE digital mapping and location services business, an arena we entered in 2006, was a pillar of our operational performance. But in 2015, the Nokia Board held a strategic review of the business in light of plans to purchase Alcatel Lucent. The result of that meeting led us to selling the HERE business in a deal agreed with a German automotive industry consortium valued at EUR 2.8 billion.

The deal was announced August 3, 2015 and closed on December 4, 2015.

Acquisition of Alcatel Lucent

We announced plans to acquire Alcatel Lucent on April 15, 2015, in an all-share transaction valued at EUR 15.6 billion on a fully diluted basis, to create an innovation leader in next generation technology and services. The deal was agreed on the basis of EUR 0.55 of a new Nokia share for every Alcatel Lucent share.

On January 4 and 5, 2016, we published and confirmed that we had gained control of Alcatel Lucent through the successful public exchange offer for all outstanding Alcatel Lucent securities by holding nearly 80% of outstanding Alcatel Lucent securities. Nokia shareholders voted overwhelmingly at the end of 2015 to approve the Alcatel Lucent acquisition. The transaction was settled on January 7, 2016.

The addition of Alcatel Lucent opens up abundant opportunities for us.

Our total addressable market—including mobile radio network, fixed access network, core network and IP routing, and analytics—increased to around EUR 141 billion, an almost 50% increase relative to the slower-growing addressable market we faced before the Alcatel Lucent addition.

Alcatel Lucent gives us the opportunity to cross-sell and upsell our expanded portfolio, and better leverage our global sales channel. From a geographic perspective, we gain a much stronger position in many regions. In North America we have become the market leader; in China we are the largest vendor headquartered outside the country; and in Europe, Latin America and the Middle East and Africa we have roughly doubled our size.

The acquisition has given us a total of more than 40 000 research scientists and engineers focused on inventing and deploying technologies that are shaping the future of the connected world: 5G, Cloud-based networks, IP routing, optical fiber transport and data analytics. Our combined R&D expenses of EUR 4.5 billion in 2015 also supports near and longer term scientific research at Bell Labs—building a strong platform for putting us ahead of the competition.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	121

General facts on Nokia continued

Memorandum and Articles of Association

Registration

Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112038-9. Under its current Articles of Association, Nokia’s corporate purpose is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the IoT, human health and well-being, multi-media, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures.

Director’s voting powers

Under Finnish law, resolutions of the Board shall be made by a majority vote. A director shall refrain from taking any part in the consideration of an agreement between the director and the company or third party, or any other issue that may provide any material benefit to him or her, which may be contradictory to the interests of the company. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director. However, our Board has established a guideline retirement age of 70 years for the members of the Board and the Corporate Governance and Nomination Committee will not without specific reason propose re-election of a person who has reached 70 years of age. Additionally, in accordance with the current company policy, approximately 40% of the annual remuneration payable to the Board members is paid in Nokia shares purchased from the market, and the directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service (the net amount received after deducting those shares used for offsetting any costs relating to the acquisition of the shares, including taxes).

Share rights, preferences and restrictions

Each share confers the right to one vote at general meetings. According to Finnish law, a company generally must hold an Annual General Meeting called by the Board within six months from the end of the fiscal year. Additionally, the Board is obliged to call an Extraordinary General Meeting, whenever such meeting is deemed necessary, or at the request of the auditor or shareholders representing a minimum of one-tenth of all outstanding shares. Under our Articles of Association, the Board is elected at least annually at the Annual General Meeting of the shareholders for a term ending at the end of the next Annual General Meeting.

Under Finnish law, shareholders may attend and vote at general meetings in person or by proxy. It is not customary in Finland for a company to issue forms of proxy to its shareholders. Accordingly, Nokia does not do so. However, registered holders and beneficial owners of ADSs are issued forms of proxy by the Depositary.

To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-entry system on or prior to the record date set forth in the notice of the general meeting. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the company’s register of shareholders in the name of a nominee, may vote with their shares provided that they arrange to have their name entered in the temporary register of shareholders for the general meeting.

The record date is the eighth business day preceding the meeting. To be entered in the temporary register of shareholders for the general meeting, a holder of ADSs must provide the Depositary, or have his broker or other custodian provide the Depositary, on or before the voting deadline, as defined in the proxy material issued by the Depositary, a proxy with the following information: the name, address, and social security number or another corresponding personal identification number of the holder of the ADSs, the number of shares to be voted by the holder of the ADSs and the voting instructions. The register of shareholders as of the record date of each general meeting is public until the end of the respective meeting. Other nominee registered shareholders can attend and vote at the general meetings by instructing their broker or other custodian to register the shareholder in Nokia’s temporary register of shareholders and give the voting instructions in accordance with the broker’s or custodian’s instructions.

By completing and returning the form of proxy provided by the Depositary, a holder of ADSs also authorizes the Depositary to give a notice to us, required by our Articles of Association, of the holder’s intention to attend the general meeting.

Each of our shares confers equal rights to share in the distribution of the company’s funds. For a description of dividend rights attaching to our shares, refer to “—Shares and shareholders”. Dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia.

Under Finnish law, the rights of shareholders related to the shares as set forth in law and our Articles of Association. Finnish law or our Articles of Association do not set limitations on the rights to own Nokia securities, including the rights of foreign shareholders to hold or exercise voting rights on the said securities. Amendment of the Articles of Association requires a decision of the general meeting, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting.

122	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Disclosure of shareholder ownership or voting power

According to the Finnish Securities Market Act, which entered into force on January 1, 2013, a shareholder shall disclose their ownership or voting power to the company and the Finnish Financial Supervisory Authority when the ownership or voting power reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 50 or 90% of all the shares or the voting rights outstanding. The term “ownership” includes ownership by the shareholder, as well as selected related parties, and calculating the ownership or voting power covers agreements or other arrangements, which when concluded would cause the proportion of voting rights or number of shares to reach, exceed or fall below the aforementioned limits. Upon receiving such notice, the company shall disclose it by a stock exchange release without undue delay.

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

Under the Finnish Companies Act, a shareholder whose holding exceeds nine-tenths of the total number of shares or voting rights in Nokia has both the right and, upon a request from the minority shareholders, the obligation to purchase all the shares of the minority shareholders for the current market price. The market price is determined, among other things, on the basis of the recent market price of the shares. The purchase procedure under the Finnish Companies Act differs, and the purchase price may differ, from the purchase procedure and price under the Finnish Securities Market Act, as discussed above. However, if the threshold of nine-tenths has been exceeded through either a mandatory or a voluntary public offer pursuant to the Finnish Securities Market Act, the market price under the Finnish Companies Act is deemed to be the price offered in the public offer, unless there are specific reasons to deviate from it.

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

Under the Finnish Act on the Monitoring of Foreign Corporate Acquisitions (2012/172 as amended), a notification to the Ministry of Employment and the Economy is required for a non-resident of Finland, directly or indirectly, when acquiring one-tenth or more of the voting power or corresponding factual influence in a company. The Ministry of Employment and the Economy has to confirm the acquisition unless the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. If the company in question is operating in the defense sector, an approval by the Ministry of Employment and the Economy is required before the acquisition is made. These requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the requirements do not apply to residents of countries in the European Economic Area or EFTA countries.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	123

General facts on Nokia continued

Selected financial data

Five-year consolidated financial statement

The financial data set forth below at and for the years ended December 31, 2015 and 2014 and for each of the three years ended December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements included in this annual report on Form 20-F. Financial data at December 31, 2013, 2012, and 2011 and for each of the years in the two years ended December 31, 2012 and 2011 have been reclassified to reflect HERE as Discontinued operations.

The financial data at December 31, 2015 and 2014 and for each of the three years ended December 31, 2015, 2014 and 2013 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

We acquired Alcatel Lucent in January 2016, consequently the acquisition is not reflected in the financial data presented below. Refer to Note 36, Subsequent events of our consolidated financial statements included in this annual report on Form 20-F. For information on material trends affecting our business and results of operations, refer to “Operating and financial review and prospects—Principal industry trends affecting operations” above.

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

	2015		2015	2014	2013	2012	2011
	(USD)	(1)	(EUR)
For the year ended December 31	(in millions, except per share data)
From the consolidated income statement(2)
Net sales from Continuing operations	13 789		12 499	11 762	11 795	14 298	14 877
Operating profit/(loss) from Continuing operations	1 862		1 688	1 412	672	(520)	138
Profit/(loss) before tax from Continuing operations	1 699		1 540	999	399	(877)	(10)
Profit/(loss) for the year from Continuing operations	1 317		1 194	2 718	128	(1 291)	(358)
Profit/(loss) from Discontinued operations	1 405		1 274	758	(867)	(2 495)	(1 128)
Profit/(loss) for the year	2 723		2 468	3 476	(739)	(3 786)	(1 486)
Profit/(loss) from Continuing operations attributable to equity holders of the parent	1 315		1 192	2 710	273	(580)	(17)
Profit/(loss) attributable to equity holders of the parent	2 720		2 466	3 462	(615)	(3 105)	(1 163)
Earnings per share (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share, EUR
From Continuing operations	0.35		0.32	0.73	0.07	(0.16)	(0.00)
From the profit/(loss) for the year	0.74		0.67	0.94	(0.17)	(0.84)	(0.31)
Diluted earnings per share, EUR
From Continuing operations	0.34		0.31	0.67	0.07	(0.16)	(0.00)
From the profit/(loss) for the year	0.70		0.63	0.85	(0.17)	(0.84)	(0.31)
Cash dividends per share, EUR(3)	0.29		0.26	0.14	0.37	–	0.20
Average number of shares (millions of shares)
Basic	3 671		3 671	3 699	3 712	3 711	3 710
Diluted
Continuing operations	3 949		3 949	4 132	3 733	3 711	3 710
Group	3 949		3 949	4 132	3 712	3 711	3 710

(1)	In 2015, average rate of USD per EUR 1.1032 and end of period rate of USD per EUR 1.0859 have been used to translate the consolidated income statement and the consolidated statement of financial position items, respectively.
(2)	The historical results of HERE and Devices & Services have been recast as Discontinued operations for each of the years presented. Refer to Note 3, Disposals treated as Discontinued operations, of our consolidated financial statements included in this annual report on Form 20-F.
(3)	The Board proposes a cash dividend for 2015 for the shareholders’ approval at the Annual General Meeting convening on June 16, 2016. The proposal comprises a planned dividend for 2015 of EUR 0.16 per share and a special dividend of EUR 0.10 per share.

124	NOKIA ANNUAL REPORT ON FORM 20-F 2015

	2015		2015	2014	2013	2012	2011
	(USD)	(1)	(EUR)
For the year ended December 31	(in millions)
From the consolidated statement of financial position
Non-current assets	5 540		5 102	7 339	6 048	9 323	10 950
Cash and other liquid assets(2)	10 695		9 849	7 715	8 971	9 909	10 902
Other current assets	6 488		5 975	6 009	4 825	10 752	14 373
Assets held for sale and assets of disposal groups classified as held for sale	–		–	–	5 347	–	–
Total assets	22 724		20 926	21 063	25 191	29 984	36 225
Capital and reserves attributable to equity holders of the parent	11 405		10 503	8 611	6 468	7 937	11 866
Non-controlling interests	23		21	58	192	1 302	2 043
Long-term interest-bearing liabilities	2 197		2 023	2 576	3 286	5 087	3 969
Other non-current liabilities	2 159		1 988	2 530	1 067	2 002	1 903
Current borrowings	55		51	116	3 376	462	1 352
Other current liabilities	6 885		6 340	7 172	6 074	13 194	15 092
Liabilities of disposal groups classified as held for sale	–		–	–	4 728	–	–
Total shareholders’ equity and liabilities	22 724		20 926	21 063	25 191	29 984	36 225
Net cash(3)	8 443		7 775	5 023	2 309	4 360	5 581
Share capital	267		246	246	246	246	246

(1)	In 2015, average rate of USD per EUR 1.1032 and end of period rate of USD per EUR 1.0859 have been used to translate the consolidated income statement and the consolidated statement of financial position items, respectively.
(2)	Cash and other liquid assets consist of the following line items from our consolidated statement of financial position: cash and cash equivalents, available-for-sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net interest-bearing liabilities consist of borrowings due within one year and long-term interest-bearing liabilities, less cash and other liquid assets.
(3)	Total cash and other liquid assets less long-term interest-bearing liabilities (including the current portion thereof) less short-term borrowings.

Exchange rate data

Our business and results of operations are, from time to time, affected by changes in exchange rates, particularly between the euro, our reporting currency, and other currencies such as the US dollar, the Chinese yuan, the Japanese yen and the Korean won. The following table sets forth information concerning the noon buying rate for the years 2011 to 2015 and for each of the months in the six-month period ended February 29, 2016, expressed in US dollars per euro. The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

	End of period rate	Average rate	Highest rate	Lowest rate
For the year ended December 31 (unless otherwise specified)	(USD per EUR)
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524
September 30, 2015	1.1162	1.1229	1.1358	1.1104
October 30, 2015	1.1042	1.1228	1.1437	1.0963
November 30, 2015	1.0562	1.0727	1.1026	1.0562
December 21, 2015	1.0859	1.0889	1.1025	1.0573
January 29, 2016	1.0832	1.0855	1.0964	1.0743
February 29, 2016	1.0868	1.1092	1.1362	1.0868

On March 24, 2016, the noon buying rate was USD 1.1163 per EUR 1.00.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	125

General facts on Nokia continued

Shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at general meetings of Nokia.

On December 31, 2015, the share capital of Nokia Corporation was EUR 245 896 461.96 and the total number of shares issued was 3 992 863 716. At December 31, 2015, the total number of shares included 53 668 695 shares owned by Group companies representing approximately 1.3% of the total number of shares and the total voting rights.

Nokia does not have minimum or maximum share capital or a par value of a share.

Share capital and shares at December 31	2015	2014	2013	2012	2011
Share capital, EURm	246	246	246	246	246
Shares, (000s)	3 992 864	3 745 044	3 744 994	3 744 956	3 744 956
Shares owned by the Group, (000s)	53 669	96 901	32 568	33 971	34 767
Number of shares excluding shares owned by the Group, (000s)	3 939 195	3 648 143	3 712 427	3 710 985	3 710 189
Average number of shares excluding shares owned by the Group during the year, (000s), basic	3 670 934	3 698 723	3 712 079	3 710 845	3 709 947
Average number of shares excluding shares owned by the Group during the year, (000s), diluted	3 949 312	4 131 602	3 712 079	3 710 845	3 709 947
Number of registered shareholders(1)	209 509	216 830	225 587	250 799	229 096

(1)	Each account operator is included in the figure as only one registered shareholder.

Calculation of key ratios

Key ratios at December 31, Continuing operations	2015	2014	2013	2012	2011
Earnings per share for profit attributable to equity holders of the parent
Earnings per share, basic, EUR	0.32	0.73	0.07	(0.16)	(0.00)
Earnings per share, diluted, EUR	0.31	0.67	0.07	(0.16)	(0.00)
P/E ratio, basic(1)	20.6	8.99	83.14	neg.	neg.
Dividend per share, EUR(2)	0.26	0.14	0.37	–	0.20
Total dividends paid, EURm(2)(3)	1 488	511	1 374	–	742
Payout ratio, basic(2)	0.81	0.19	5.29	neg.	neg.
Dividend yield, %(2)	3.94	2.13	6.36	–	5.30
Shareholders’ equity per share, EUR(4)	2.67	2.36	1.74	2.14	3.20
Market capitalization, EURm(4)	25 999	23 932	21 606	10 873	13 987

(1)	Based on Nokia closing share price at year-end.
(2)	In 2015, based on Board of Directors proposal for 2015, subject to shareholders approval at the Annual General Meeting convening on June 16, 2016 and assuming 100% ownership of Alcatel Lucent.
(3)	Maximum amount to be distributed as dividends based on the number of shares at April 1, 2016, excluding the number of treasury shares. Comparative figures represent the total actual amounts paid.
(4)	Excludes shares owned by the Group companies.

Reductions of share capital and number of shares

Type of reduction	Year	Number of shares 000s	Amount of reduction of the share capital EURm	Amount of reduction of the restricted capital EURm	Amount of reduction of the retained earnings EURm
Cancellation of shares	2011	–	–	–	–
Cancellation of shares	2012	–	–	–	–
Cancellation of shares	2013	–	–	–	–
Cancellation of shares	2014	–	–	–	–
Cancellation of shares	2015	66 904	–	–	–

126	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Share turnover

	2015	2014	2013	2012	2011
Share turnover (000s)(1)	8 490 455	9 278 853	16 748 295	19 995 211	15 651 671
Total number of shares (000s)	3 992 823	3 745 044	3 744 956	3 744 956	3 744 956
% of total number of shares	213	248	447	534	418

(1) Source: Nasdaq Helsinki, the NYSE composite tape and Euronext Paris (since November 2015).

The principal trading markets for the shares are the NYSE, in the form of ADSs, and Nasdaq Helsinki and Euronext Paris, in the form of shares.

Share prices(1)
EUR	2015	2014	2013	2012	2011
Low/high	4.91/7.87	4.89/6.97	2.30/6.03	1.33/4.46	3.33/8.48
Average(2)	6.53	5.99	3.57	2.62	5.19
Year-end	6.60	6.56	5.82	2.93	3.77
(1) Source: Nasdaq Helsinki. (2) Total turnover divided by total volume. Share prices(1)
EUR	2015	2014	2013	2012	2011
Low/high	6.29/7.15	–	–	–	–
Average(2)	6.66	–	–	–	–
Year-end	6.59	–	–	–	–
(1) Source: Euronext Paris. (2) Total turnover divided by total volume. Share prices (ADS)(1)
USD	2015	2014	2013	2012	2011
Low/high	5.71/8.37	6.64/8.73	3.02/8.18	1.63/5.87	4.46/11.75
Average(2)	7.28	7.79	4.82	3.41	7.14
Year-end	7.02	7.86	8.11	3.95	4.82

(1)	Source: The NYSE composite tape.
(2)	Total turnover divided by total volume.

Nokia share prices on Nasdaq Helsinki (EUR), Euronext Paris (EUR) and the New York Stock Exchange (USD) 2011-2015

NOKIA ANNUAL REPORT ON FORM 20-F 2015	127

General facts on Nokia continued

Stock option exercises 2011–2015

Year	Stock option category	Subscription price EUR	Number of new shares 000s	Date of payment	Net proceeds EURm	New share capital EURm
2011	Nokia Stock Option Plan 2006 1Q	14.99	0	2011	0.00	–
	Nokia Stock Option Plan 2006 2Q	18.02	0	2011	0.00	–
	Nokia Stock Option Plan 2006 3Q	15.37	0	2011	0.00	–
	Nokia Stock Option Plan 2006 4Q	15.38	0	2011	0.00	–
	Nokia Stock Option Plan 2007 1Q	17.00	0	2011	0.00	–
	Nokia Stock Option Plan 2007 2Q	18.39	0	2011	0.00	–
	Nokia Stock Option Plan 2007 3Q	21.86	0	2011	0.00	–
	Nokia Stock Option Plan 2007 4Q	27.53	0	2011	0.00	–
	Nokia Stock Option Plan 2008 1Q	24.15	0	2011	0.00	–
	Nokia Stock Option Plan 2008 2Q	19.16	0	2011	0.00	–
	Nokia Stock Option Plan 2008 3Q	17.80	0	2011	0.00	–
	Nokia Stock Option Plan 2008 4Q	12.43	0	2011	0.00	–
	Nokia Stock Option Plan 2009 1Q	9.82	0	2011	0.00	–
	Nokia Stock Option Plan 2009 2Q	11.18	0	2011	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.28	0	2011	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.76	0	2011	0.00	–
	Nokia Stock Option Plan 2010 1Q	10.11	0	2011	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.86	0	2011	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.29
	Total		0		0.00
2012	Nokia Stock Option Plan 2007 2Q	18.39	0	2012	0.00	–
	Nokia Stock Option Plan 2007 3Q	21.86	0	2012	0.00	–
	Nokia Stock Option Plan 2007 4Q	27.53	0	2012	0.00	–
	Nokia Stock Option Plan 2008 1Q	24.15	0	2012	0.00	–
	Nokia Stock Option Plan 2008 2Q	19.16	0	2012	0.00	–
	Nokia Stock Option Plan 2008 3Q	17.80	0	2012	0.00	–
	Nokia Stock Option Plan 2008 4Q	12.43	0	2012	0.00	–
	Nokia Stock Option Plan 2009 1Q	9.82	0	2012	0.00	–
	Nokia Stock Option Plan 2009 2Q	11.18	0	2012	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.28	0	2012	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.76	0	2012	0.00	–
	Nokia Stock Option Plan 2010 1Q	10.11	0	2012	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.86	0	2012	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.29	0	2012	0.00	–
	Nokia Stock Option Plan 2010 4Q	7.59	0	2012	0.00	–
	Total		0		0.00

128	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Year	Stock option category	Subscription price EUR	Number of new shares 000s	Date of payment	Net proceeds EURm	New share capital EURm
2013	Nokia Stock Option Plan 2008 1Q	24.15	0	2013	0.00	–
	Nokia Stock Option Plan 2008 2Q	19.16	0	2013	0.00	–
	Nokia Stock Option Plan 2008 3Q	17.80	0	2013	0.00	–
	Nokia Stock Option Plan 2008 4Q	12.43	0	2013	0.00	–
	Nokia Stock Option Plan 2009 1Q	9.82	0	2013	0.00	–
	Nokia Stock Option Plan 2009 2Q	11.18	0	2013	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.28	0	2013	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.76	0	2013	0.00	–
	Nokia Stock Option Plan 2010 1Q	10.11	0	2013	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.86	0	2013	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.29	0	2013	0.00	–
	Nokia Stock Option Plan 2010 4Q	7.59	0	2013	0.00	–
	Total		0		0.00
2014	Nokia Stock Option Plan 2009 1Q	9.56	0	2014	0.00	–
	Nokia Stock Option Plan 2009 2Q	10.92	0	2014	0.00	–
	Nokia Stock Option Plan 2009 3Q	9.02	0	2014	0.00	–
	Nokia Stock Option Plan 2009 4Q	8.50	0	2014	0.00	–
	Nokia Stock Option Plan 2010 1Q	9.85	0	2014	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.60	0	2014	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.03	0	2014	0.00	–
	Nokia Stock Option Plan 2010 4Q	7.33	0	2014	0.00	–
	Nokia Stock Option Plan 2011 2Q	5.76	50	2014	0.29	–
	Nokia Stock Option Plan 2011 3Q	3.50	0	2014	0.00	–
	Total		50		0.29
2015	Nokia Stock Option Plan 2010 1Q	9.85	0	2015	0.00	–
	Nokia Stock Option Plan 2010 2Q	8.60	0	2015	0.00	–
	Nokia Stock Option Plan 2010 3Q	7.03	0	2015	0.00	–
	Nokia Stock Option Plan 2010 4Q	7.33	0	2015	0.00	–
	Nokia Stock Option Plan 2011 2Q	5.76	442	2015	2.55	–
	Nokia Stock Option Plan 2011 3Q	3.50	212	2015	0.74	–
	Nokia Stock option Plan 2011 4Q	4.58	90	2015	0.41	–
	Nokia Stock option Plan 2012 1Q	3.58	0	2015	0.00	–
	Nokia Stock option Plan 2012 2Q	2.18	213	2015	0.47	–
	Nokia Stock option Plan 2012 3Q	1.92	285	2015	0.55	–
	Total		1 242		4.72

NOKIA ANNUAL REPORT ON FORM 20-F 2015	129

General facts on Nokia continued

Shareholders

At December 31, 2015, shareholders registered in Finland represented 19.34% and shareholders registered in the name of a nominee represented 80.66% of the total number of shares of Nokia Corporation. The number of directly registered shareholders was 209 509 on December 31, 2015. Each account operator (16) is included in this figure as only one registered shareholder.

Largest shareholders registered in Finland at December 31, 2015(1)

Shareholder		Total number of shares 000s	% of all shares	% of all voting rights
Varma Mutual Pension Insurance Company		80 722	2.02	2.05
Ilmarinen Mutual Pension Insurance Company		29 394	0.74	0.75
The State Pension Fund		25 600	0.64	0.65
Schweizerische Nationalbank		23 990	0.60	0.61
Svenska Litteratursällskapet i Finland rf		14 313	0.36	0.36
Elo Mutual Pension Insurance Company		14 130	0.36	0.36
Nordea Finland Fund		10 804	0.27	0.27
Lival Oy Ab		10 141	0.25	0.26
Keva (Local Government Pensions Institution)		9 454	0.24	0.24
Folketrygdfondet		6 225	0.16	0.16
(1) Excluding nominee registered shares and shares owned by Nokia Corporation. Nokia Corporation owned 53 232 002 shares as at December 31, 2015. Breakdown of share ownership at December 31, 2015(1)
By number of shares owned	Number of shareholders	% of shareholders	Total number of shares	% of all shares
1–100	47 375	22.61	2 803 903	0.07
101–1 000	103 219	49.27	46 963 072	1.18
1 001–10 000	52 451	25.04	159 757 648	4.00
10 001–100 000	6 090	2.91	148 236 215	3.71
100 001–500 000	278	0.13	56 400 977	1.41
500 001–1 000 000	34	0.02	24 221 217	0.61
1 000 001–5 000 000	42	0.02	88 675 907	2.22
Over 5 000 000	20	0.01	3 465 804 777	86.80
Total	209 509	100.00	3 992 863 716	100.00

(1)	The breakdown covers only shareholders registered in Finland, and each account operator (16) is included in the number of shareholders as only one registered shareholder. As a result, the breakdown is not illustrative of the entire shareholder base of Nokia.

By nationality	% of shares
Non-Finnish shareholders	80.66
Finnish shareholders	19.34
Total	100.00

By shareholder category (Finnish shareholders)	% of shares
Corporations	2.88
Households	8.61
Financial and insurance institutions	2.12
Non-profit organizations	1.39
Governmental bodies (incl. pension insurance companies)	4.34
Total	19.34

At December 31, 2015, a total of 408 320 704 ADSs (equivalent to the same number of shares or approximately 10.23% of the total outstanding shares) were outstanding and held of record by 2 215 295 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above number of holders is not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Automatic Data Processing Inc., the number of beneficial owners of ADSs at December 31, 2015 was 406 105 409.

Based on information known to us as of March 31, 2016, at November 26, 2015 Blackrock, Inc. beneficially owned 287 009 903 Nokia shares or convertible bonds combined, which at that time corresponded to approximately 7.19% of the total number of shares and voting rights of Nokia.

130	NOKIA ANNUAL REPORT ON FORM 20-F 2015

As far as we know, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia.

Shares and stock options owned by the members of the Board and the Nokia Group Leadership Team

As of December 31, 2015, members of the Board and the Group Leadership Team owned an aggregate of 1 644 222 shares which represented approximately 0.04% of the aggregate number of shares and voting rights. They also owned stock options which, if exercised in full, including both exercisable and non-exercisable stock options, would be exercisable for an additional 565 000 shares representing approximately 0.01% of the total number of shares and voting rights at December 31, 2015.

Authorizations

Authorizations to issue shares and special rights entitling to shares

At the Annual General Meeting held on May 5, 2015, Nokia shareholders authorized the Board to issue a maximum of 730 million shares through one or more issues of shares or special rights entitling to shares. The Board may issue either new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The authorization is effective until November 5, 2016.

At the Extraordinary General Meeting held on December 2, 2015, Nokia shareholders authorized the Board to issue, in deviation from the shareholders’ pre-emptive right, a maximum of 2 100 million shares through one or more issues of shares. The authorization includes the right for the Board to resolve on all the terms and conditions of such issuances of shares. The authorization may be used to issue Nokia shares to the holders of Alcatel Lucent shares, American depositary shares and convertible bonds as well as to beneficiaries of Alcatel Lucent employee equity compensation arrangements for the purpose of implementing the transaction with Alcatel Lucent, including the consummation of the public exchange offer for all outstanding Alcatel Lucent securities made to Alcatel Lucent shareholders as well as other transactions contemplated by the memorandum of understanding between Nokia and Alcatel Lucent, and/or otherwise to effect the combination of Nokia and Alcatel Lucent. The authorization is effective until December 2, 2020.

As of December 31, 2015, the Board had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Authorization to repurchase shares

At the Annual General Meeting held on May 5, 2015, Nokia shareholders authorized the Board to repurchase a maximum of 365 million Nokia shares. The amount corresponds to less than 10% of the total number of Company’s shares. The shares may be repurchased in order to optimize the capital structure of the Company, in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or to be transferred for other purposes. The authorization is effective until November 5, 2016.

Period	Total number of shares purchased	Average euro price paid per share	Total number of shares purchased as part of publicly announced plans or programs	(1)	Maximum value of shares that may yet be purchased under the plans or programs, EUR
January	728 384	6.86	728 384		818 280 207
February	13 175 547	6.96	13 175 547		726 566 079
March	10 612 158	7.23	10 612 158		649 823 340
April	–	–	–		–
May	–	–	–		–
June	–	–	–		–
July	–	–	–		–
August	–	–	–		–
September	–	–	–		–
October	–	–	–		–
November	–	–	–		–
December	–	–	–		–
Total	24 516 089	7.07	24 516 089		–

(1)	EUR 1.25 billion share repurchase program was announced in conjunction with the capital structure optimization program in April, 2014. The share repurchase program was suspended in conjunction with the announcement of Nokia’s intention to combine with Alcatel Lucent in April, 2015.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	131

General facts on Nokia continued

Offer and listing details

Our capital consists of shares traded on Nasdaq Helsinki under the symbol “NOKIA” and Euronext Paris under the symbol “NOKIA”. Our ADSs, each representing one of our shares, are traded on the NYSE under the symbol “NOK”. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by Citibank, N.A., as the Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs, as amended on February 6, 2008.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on Nasdaq Helsinki and Euronext Paris, and the high and low quoted prices for the ADSs, as reported on the NYSE composite tape.

	Nasdaq Helsinki price per share		New York Stock Exchange price per ADS		Euronext Paris price per share(1)
	High	Low	High	Low	High	Low
	EUR		USD		EUR
2011	8.48	3.33	11.75	4.46	–	–
2012	4.46	1.33	5.87	1.63	–	–
2013	6.03	2.30	8.18	3.02	–	–
2014
First Quarter	6.11	4.89	8.20	6.64	–	–
Second Quarter	6.01	5.13	8.35	7.00	–	–
Third Quarter	6.89	5.38	8.73	7.30	–	–
Fourth Quarter	6.97	5.95	8.58	7.58	–	–
Full year	6.97	4.89	8.73	6.64	–	–
2015
First Quarter	7.38	6.33	8.14	7.40	–	–
Second Quarter	7.87	5.71	8.37	6.30	–	–
Third Quarter	6.55	4.91	7.10	5.71	–	–
Fourth Quarter	7.11	5.92	7.63	6.53	–	–
Full year	7.87	4.91	8.37	5.71	–	–
Most recent six months
September 2015	6.14	5.39	6.83	6.06	–	–
October 2015	6.79	5.92	7.47	6.53	–	–
November 2015	7.04	6.62	7.63	7.09	6.97	6.75
December 2015	7.11	6.22	7.48	6.79	7.15	6.29
January 2016	6.99	6.35	7.55	6.89	6.99	6.25
February 2016	6.04	5.06	6.40	5.78	6.50	5.06
March 24, 2016(2)	5.73	5.15	6.19	5.75	5.73	5.13

(1)	Nokia’s listing and trading on Euronext Paris commenced on November 19, 2015.
(2)	For the period until March 24, 2016.

132	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Depositary fees and charges

ADS holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs	Up to 5 cents per ADS(1)
Cancellation of ADSs	Up to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	Up to 2 cents per ADS(2)
Distribution of ADSs pursuant to (i) stock dividends, free stock distributions or (ii) exercises of rights to purchase additional ADSs	Up to 5 cents per ADS(2)
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5 cents per ADS(1)
ADR transfer fee	1.50 per transfer(1)

(1)	These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly issued ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.
(2)	In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

Additionally, ADS holders are responsible for certain fees and expenses incurred by the Depositary on their behalf and certain governmental charges such as taxes and registration fees, transmission and delivery expenses, conversion of foreign currency and fees relating to compliance with exchange control regulations. The fees and charges may vary over time.

In the event of refusal to pay the depositary fees, the Depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADR holder.

Depositary payments 2015

In 2015, our Depositary made the following payments on our behalf in relation to our ADR program.

Category	Payment (USD)
Settlement infrastructure fees (including the Depositary Trust Company fees)	45 006.55
Proxy process expenses (including printing, postage and distribution)	1 288 957.34
ADS holder identification expenses	63 790.83
Legal fees	50 709.07
NYSE listing fees	–
Total	1 448 463.79

Additionally for 2015, our Depositary has agreed to reimburse us USD 4 567 796.00 mainly related to contributions towards our investor relations activities, including investor meetings and conferences and fees of investor relations service vendors, and other miscellaneous expenses related to the US listing of our ADSs.

Production of infrastructure equipment and products

Nokia Networks’ Global Operations team handles the supply chain management of all its hardware, software and original equipment manufacturer products. This includes supply planning, manufacturing, distribution, procurement, logistics, supply, network design and delivery capability creation in product programs.

On December 31, 2015, Nokia Networks had four manufacturing facilities globally: one in China (Shanghai), one in Japan (Saedo), one in Finland (Oulu), and one in India (Chennai).

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

The table below shows the productive capacity per location of major manufacturing facilities for Nokia Networks’ infrastructure equipment at December 31, 2015.

Country	Location and products(1)	Productive capacity, Net (m2)	(2)
China	Shanghai: base stations, transmission systems	15 954
Japan	Saedo: base stations, distributed antenna systems	2 698
Finland	Oulu: base stations	14 784
India	Chennai: base stations, radio controllers and transmission systems	12 778

(1)	Nokia Networks considers the production capacity of its manufacturing facilities to be sufficient to meet the requirements of its network infrastructure business. The extent of utilization of its manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance.
(2)	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	133

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

Our management evaluated the effectiveness of our internal control over financial reporting based on the COSO framework (2013). Based on this evaluation, our management has assessed the effectiveness of Nokia’s internal control over financial reporting at December 31, 2015 and concluded that such internal control over financial reporting is effective.

PricewaterhouseCoopers Oy, which has audited our consolidated financial statements for 2015, has issued an attestation report on the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States of America).

Attestation report of the registered public accounting firm

Refer to the auditors’ report on page 210.

Changes in internal control over financial reporting

There were no changes in Nokia’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting during 2015.

Exchange controls

There are currently no Finnish laws which may affect the import or export of capital, or the remittance of dividends, interest or other payments.

134	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

For example, in the United States, our products and services are subject to a wide range of government regulations that might have a direct impact on our business, including, but not limited to, regulation related to product certification, standards, spectrum management, provision of telecommunications services, privacy and data protection, competition and sustainability. The EU-level or local member state regulation has a direct impact in many areas on our business and customers within the EU. The European regulation influences, for example, conditions for innovation for telecommunications infrastructure and internet and related services, location platform and associated services as well as technology and patent licensing; investment in fixed and wireless broadband communication infrastructure and operation of global data flows. In China, new partly local telecommunications standards have been enacted that may affect production processes and have impact on our business. Additionally, with respect to certain developing market countries, for example, in Asia and in Latin and South America the business environment we operate in can pose risks to our business due to unpredictable, discriminatory or protectionist regulation.

We are in continuous dialogue with relevant state agencies, regulators and other decision makers through our experts, industry associations and our representatives in Washington, D.C., Brussels, Espoo, Berlin, Beijing, Moscow, São Paulo and Delhi as well as through our experts, industry associations and representatives in the regions of Asia, the Middle East and Africa, Europe and Latin America and North America in order to proactively understand planned changes to regulation as well as to exchange views on the impact of any planned changes to the regulatory environment to our business activities.

Sales in US sanctioned countries

General

We are a global company and have sales in most countries of the world. For more information on our organizational structure refer to “Overview—Key data—Organizational structure and reportable segments in 2015” and “Overview—Key data—Organizational structure in 2016” and Note 2, Segment information, of our consolidated financial statements included in this annual report on Form 20-F. The region of Crimea as well as Cuba, Iran, Sudan and Syria are targets of comprehensive United States economic sanctions.

Continuing operations

In 2015, we provided through our Nokia Networks business certain services to customers in Syria as well as services and network equipment to customers in Iran. Nokia Networks did not have any sales in Sudan in 2015 or 2014. Our Nokia Technologies business did not have sales in Iran, Sudan or Syria in 2015, 2014 or 2013. Continuing operations did not have any sales in Cuba for 2015, 2014 or 2013. Nokia Networks aggregate net sales in 2015 to customers in Iran, Sudan and Syria accounted for approximately 0.5% of Nokia’s Continuing operations total net sales, or approximately EUR 62 million; approximately 0.04% of Continuing operations total net sales, or EUR 5 million, in 2014; and 0.01% of Continuing operations total net sales, or EUR 1 million, in 2013.

We cannot exclude the possibility that third parties acting independently from us have exported our products to countries from other countries in which we sell them or that, in case of services distributed through the internet, that third parties could have accessed them in markets or countries for which they are not intended by circumventing the industry standard protective mechanisms, such as IP address blocks.

Discontinued operations

In 2015, our Discontinued operations did not generate any revenue in Cuba, Iran, Sudan or Syria. Our aggregate net sales to customers through our Discontinued operations for 2014 in Iran, Sudan and Syria accounted for approximately 0.98% of our total net sales, or EUR 24 million; and approximately 1.02% of Discontinued operation’s total net sales, or EUR 110 million, for 2013, Activities relating to the termination of the local presence in Iran for Discontinued operations have been ongoing, including the closing of the local branch. In connection with terminating the presence in Iran, we have routine contacts with governmental agencies in Iran as required, such as with respect to activities related to closing the local branch.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

As a result of continued international developments and the partial lifting of international sanctions, Nokia has increased its business activities in Iran in compliance with applicable economic and trade sanctions and other trade-related laws. In connection with the business activities relating to Iran, Nokia has routine contacts with governmental agencies in Iran as required, for example, to maintain a legal presence in Iran, pay taxes, employ Iranian nationals and offer customary work-related services and facilities and maintain shareholdings in certain Iranian companies as required under Iranian law and as is customary under Iranian business practices.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	135

General facts on Nokia continued

To our knowledge, none of our sales in 2015 through Nokia Networks in Iran are required to be disclosed pursuant to ITRA Section 219, with the possible exception of the following: in 2015, Nokia provided radio, core and transmission equipment, including some implementation services, in Iran with Mobile Communications Company of Iran (“MCCI”) and MTN Irancell. Additionally in 2015, Nokia Networks purchased certain fixed line telephony services from Telecommunication Company of Iran (“TCI”) and certain mobile telephony services from MCCI. Through a branch of its Finnish subsidiary, Nokia employs personnel in Iran to perform its contractual and regulatory obligations. Nokia also maintains a shareholding in Pishahang Communications Network Development Company (“Pishahang”). Nokia Networks holds 49% of the outstanding shares of Pishahang. The other major shareholder in Pishahang is Information Technology Application Development TACFAM Company (“Tacfam”). Tacfam holds 49% of the outstanding shares of Pishahang. Although it is difficult to evaluate with any reasonable degree of certainty, we have concluded that the possibility that TCI, MCCI, MTN Irancell or Tacfam is owned or controlled, directly or indirectly, by the government of Iran cannot be excluded.

In 2015, Nokia recognized sales revenue of EUR 55.7 million and a net profit of EUR 29.5 million from business with MCCI and sales revenue of EUR 6.2 million and a net profit 6.2 million from business with MTNI Irancell. Nokia intends to continue and seek to expand its business activities in Iran in compliance with applicable economic and trade sanctions and other trade-related laws.

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

Because this summary is not exhaustive of all possible tax considerations—such as situations involving financial institutions, banks, tax-exempt entities, pension funds, US expatriates, real estate investment trusts, persons that are dealers in securities, persons who own (directly, indirectly or by attribution) 10% or more of the share capital or voting stock of Nokia, persons who acquired their ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or US Holders whose functional currency is not the US dollar, who may be subject to special rules that are not discussed herein—holders of shares or ADSs that are US Holders are advised to satisfy themselves as to the overall US federal, state and local tax consequences, as well as to the overall Finnish and other applicable non-US tax consequences, of their ownership of ADSs and the underlying shares by consulting their own tax advisers. This summary does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base in Finland, and it does not address the US Medicare tax on certain investment income.

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

136	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

We believe we should not be classified as a PFIC for US federal income tax purposes for the taxable year ended December 31, 2015 and we do not expect to become a PFIC in the foreseeable future. US Holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If we were to be classified as a PFIC, the tax on distributions on our shares or ADSs and on any gains realized upon the disposition of our shares or ADSs generally would be less favorable than as described herein. Dividends paid by a PFIC are not “qualified dividend income” and are not eligible for reduced rates of taxation. Additionally, US persons that are shareholders in a PFIC generally will be required to file an annual report disclosing the ownership of such shares and certain other information as yet to be determined. US Holders should consult their own tax advisers regarding the application of the PFIC rules (including the new reporting requirements) to their ownership of our shares or ADSs.

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

NOKIA ANNUAL REPORT ON FORM 20-F 2015	137

General facts on Nokia continued

Finnish transfer tax

Transfers of shares and ADSs could be subject to the Finnish transfer tax only when one of the parties to the transfer is subject to Finnish taxation under the Finnish Income Tax Act by virtue of being a resident of Finland or a Finnish branch of a non-Finnish (a) credit institution (b) investment firm (c) management company of collective investment undertaking or (d) alternative investment fund manager. In accordance with the amendments in the Finnish Transfer Tax Act (applicable as of November 9, 2007) no transfer tax is payable on the transfer of publicly traded shares or ADSs (irrespective of whether the transfer is carried out on a stock exchange or not). However, there are certain conditions for the exemption. Prior to the said amendments, transfer tax was not payable on stock exchange transfers. In cases where the transfer tax would be payable, the transfer tax would be 1.6% of the transfer value of the security traded.

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

US information reporting and backup withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale or other disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding. Backup withholding will not apply to a holder if the holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification in connection therewith, or if it is a recipient otherwise exempt from backup withholding (such as a corporation). Any US person required to establish its exempt status generally must furnish a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally are not subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN for individuals and Form W-8BEN-E for corporations) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing the proper required information.

138	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Financial statements

NOKIA ANNUAL REPORT ON FORM 20-F 2015	139

Consolidated income statement

		2015	2014	2013
For the year ended December 31	Notes	EURm	EURm	EURm
Net sales	2, 5	12 499	11 762	11 795
Cost of sales	6	(7 046)	(6 855)	(7 157)
Gross profit		5 453	4 907	4 638
Research and development expenses	6	(2 126)	(1 948)	(1 970)
Selling, general and administrative expenses	6	(1 652)	(1 453)	(1 483)
Other income	11	236	135	272
Other expenses	11	(223)	(229)	(785)
Operating profit		1 688	1 412	672
Share of results of associated companies and joint ventures	18	29	(12)	4
Financial income and expenses	12	(177)	(401)	(277)
Profit before tax		1 540	999	399
Income tax (expense)/benefit	13	(346)	1 719	(271)
Profit for the year from Continuing operations		1 194	2 718	128
Attributable to:
Equity holders of the parent		1 192	2 710	273
Non-controlling interests		2	8	(145)
Profit for the year from Continuing operations		1 194	2 718	128
Profit/(loss) for the year from Discontinued operations attributable to:
Equity holders of the parent		1 274	752	(888)
Non-controlling interests		–	6	21
Profit/(loss) for the year from Discontinued operations	3	1 274	758	(867)
Profit/(loss) for the year attributable to:
Equity holders of the parent		2 466	3 462	(615)
Non-controlling interests		2	14	(124)
Profit/(loss) for the year		2 468	3 476	(739)

Earnings per share attributable to equity holders of the parent	15	EUR	EUR	EUR
Basic earnings per share
Continuing operations		0.32	0.73	0.07
Discontinued operations		0.35	0.20	(0.24)
Profit/(loss) for the year		0.67	0.94	(0.17)
Diluted earnings per share
Continuing operations		0.31	0.67	0.07
Discontinued operations		0.32	0.18	(0.24)
Profit/(loss) for the year		0.63	0.85	(0.17)
Average number of shares		000s shares	000s shares	000s shares
Basic
Continuing operations		3 670 934	3 698 723	3 712 079
Discontinued operations		3 670 934	3 698 723	3 712 079
Profit/(loss) for the year		3 670 934	3 698 723	3 712 079
Diluted
Continuing operations		3 949 312	4 131 602	3 733 364
Discontinued operations		3 949 312	4 131 602	3 712 079
Profit/(loss) for the year		3 949 312	4 131 602	3 712 079

The notes are an integral part of these consolidated financial statements.

140	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Consolidated statement of comprehensive income

		2015	2014	2013
For the year ended December 31	Notes	EURm	EURm	EURm
Profit/(loss) for the year		2 468	3 476	(739)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit plans	8	112	(275)	83
Income tax related to items that will not be reclassified to profit or loss		(28)	96	(3)
Items that may be reclassified subsequently to profit or loss:
Translation differences	26	(1 054)	820	(496)
Net investment hedges	26	322	(167)	114
Cash flow hedges	27	(5)	(30)	3
Available-for-sale investments	27	113	106	49
Other increase, net		2	40	5
Income tax related to items that may be reclassified subsequently to profit or loss	26, 27	(88)	16	1
Other comprehensive (expense)/income, net of tax		(626)	606	(244)
Total comprehensive income/(expense) for the year		1 842	4 082	(983)
Attributable to:
Equity holders of the parent		1 837	4 061	(863)
Non-controlling interests		5	21	(120)
Total comprehensive income/(expense) for the year		1 842	4 082	(983)
Attributable to equity holders of the parent:
Continuing operations		1 513	2 350	55
Discontinued operations		324	1 711	(918)
Total attributable to equity holders of the parent		1 837	4 061	(863)
Attributable to non-controlling interests:
Continuing operations		5	16	(139)
Discontinued operations		–	5	19
Total attributable to non-controlling interests		5	21	(120)

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	141

Consolidated statement

of financial position

		2015	2014
At December 31	Notes	EURm	EURm
ASSETS
Non-current assets
Goodwill	10, 16	237	2 563
Other intangible assets	16	323	350
Property, plant and equipment	17	695	716
Investments in associated companies and joint ventures	18	84	51
Available-for-sale investments	19	1 004	828
Deferred tax assets	14	2 634	2 720
Long-term loans receivable	19, 35	49	34
Prepaid pension costs	8	25	30
Other non-current assets		51	47
		5 102	7 339
Current assets
Inventories	21	1 014	1 275
Accounts receivable, net of allowances for doubtful accounts	19, 22, 35	3 913	3 430
Prepaid expenses and accrued income	23	749	913
Current income tax assets		171	124
Current portion of long-term loans receivable	19, 35	21	1
Other financial assets	19, 20, 35	107	266
Investments at fair value through profit and loss, liquid assets	19, 35	687	418
Available-for-sale investments, liquid assets	19, 35	2 167	2 127
Cash and cash equivalents	19, 35	6 995	5 170
		15 824	13 724
Total assets		20 926	21 063
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	24	246	246
Share issue premium		380	439
Treasury shares at cost		(718)	(988)
Translation differences	26	292	1 099
Fair value and other reserves	27	204	22
Reserve for invested non-restricted equity		3 820	3 083
Retained earnings		6 279	4 710
		10 503	8 611
Non-controlling interests		21	58
Total equity		10 524	8 669
Non-current liabilities
Long-term interest-bearing liabilities	19, 35	2 023	2 576
Deferred tax liabilities	14	61	32
Defined benefit pension liabilities	8	423	530
Deferred revenue and other long-term liabilities	19, 29	1 254	1 667
Provisions	28	250	301
		4 011	5 106
Current liabilities
Current portion of long-term interest-bearing liabilities	19, 35	1	1
Short-term borrowings	19, 35	50	115
Other financial liabilities	19, 20, 35	114	174
Current income tax liabilities		446	481
Accounts payable	19, 35	1 910	2 313
Accrued expenses, deferred revenue and other liabilities	29	3 395	3 632
Provisions	28	475	572
		6 391	7 288
Total liabilities		10 402	12 394
Total shareholders’ equity and liabilities		20 926	21 063

The notes are an integral part of these consolidated financial statements.

142	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Consolidated statement of cash flows

		2015	2014	2013
For the year ended December 31	Notes	EURm	EURm	EURm
Cash flow from operating activities
Profit/(loss) for the year		2 468	3 476	(739)
Adjustments, total	32	(261)	(2 262)	1 913
Change in net working capital	32	(998)	1 153	(945)
Cash from operations		1 209	2 367	229
Interest received		62	45	92
Interest paid		(99)	(336)	(208)
Other financial income and expenses, net (paid)/received		(375)	(165)	345
Income taxes, net paid		(290)	(636)	(386)
Net cash from operating activities		507	1 275	72
Cash flow from investing activities
Acquisition of businesses, net of acquired cash		(98)	(175)	–
Purchase of current available-for-sale investments, liquid assets		(3 133)	(2 977)	(1 021)
Purchase of investments at fair value through profit and loss, liquid assets		(311)	–	–
Purchase of non-current available-for-sale investments		(88)	(73)	(53)
(Payment of)/proceeds from other long-term loans receivable		(2)	7	(1)
(Payment of)/proceeds from short-term loans receivable		(17)	20	4
Purchases of property, plant and equipment, and intangible assets		(314)	(311)	(407)
Proceeds from/(payment for) disposal of businesses, net of disposed cash(1)		2 586	2 508	(63)
Proceeds from disposal/(purchase) of shares in associated companies		–	7	(8)
Proceeds from maturities and sale of investments, liquid assets		3 074	1 774	586
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets		48	–	–
Proceeds from sale of non-current available-for-sale investments		149	62	129
Proceeds from sale of property, plant and equipment and intangible assets		–	44	138
Dividends received		2	–	5
Net cash from/(used in) investing activities		1 896	886	(691)
Cash flow from financing activities
Purchase of treasury shares		(173)	(427)	–
Purchase of a subsidiary’s equity instruments		(52)	(45)	(1 707)
Proceeds from long-term borrowings		232	79	2 291
Repayment of long-term borrowings		(24)	(2 749)	(862)
Repayment of short-term borrowings		(55)	(42)	(128)
Dividends paid and other contributions to shareholders		(512)	(1 392)	(71)
Net cash used in financing activities		(584)	(4 576)	(477)
Foreign exchange adjustment		6	(48)	(223)
Net increase/(decrease) in cash and cash equivalents		1 825	(2 463)	(1 319)
Cash and cash equivalents at beginning of year		5 170	7 633	8 952
Cash and cash equivalents at end of year		6 995	5 170	7 633

(1)	In 2014, proceeds from the Sale of the D&S Business are presented net of the amount of principal and accrued interest on the repaid convertible bonds.

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

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	143

Consolidated statement

of changes in shareholders’ equity

								Reserve for
		Number						invested
		of shares		Share			Fair value	non-		Equity	Non-
		outstanding	Share	issue	Treasury	Translation	and other	restricted	Retained	holders of	controlling
EURm	Notes	(000s)	capital	premium	shares	differences	reserves	equity	earnings	the parent	interests	Total
At January 1, 2013		3 710 985	246	446	(629)	746	(5)	3 136	3 997	7 937	1 302	9 239
Remeasurements of defined benefit plans, net of tax	27						55			55	25	80
Translation differences	26					(468)				(468)	(28)	(496)
Net investment hedge gains, net of tax	26					114				114		114
Cash flow hedges, net of tax							(3)			(3)	7	4
Available-for-sale investments, net of tax	27						49			49		49
Other increase, net									5	5		5
Loss for the year									(615)	(615)	(124)	(739)
Total comprehensive (loss)/income for the year			–	–	–	(354)	101	–	(610)	(863)	(120)	(983)
Share-based payment				25						25		25
Settlement of performance and restricted shares		1 404		(7)	26			(21)		(2)		(2)
Dividends(1)										–	(37)	(37)
Acquisition of non-controlling interests	26, 27			(3)		42	(16)		(806)	(783)	(924)	(1 707)
Other changes in non-controlling interests										–	(29)	(29)
Convertible bond—equity component				154						154		154
Convertible bond—conversion to equity		38
Total other equity movements			–	169	26	42	(16)	(21)	(806)	(606)	(990)	(1 596)
At December 31, 2013		3 712 427	246	615	(603)	434	80	3 115	2 581	6 468	192	6 660
Remeasurements of defined benefit plans, net of tax	27						(142)		(46)	(188)		(188)
Translation differences	26					813				813	7	820
Net investment hedge losses, net of tax	26					(148)				(148)		(148)
Cash flow hedges, net of tax							(30)			(30)		(30)
Available-for-sale investments, net of tax	27						103			103		103
Other increase, net							10		39	49		49
Profit for the year									3 462	3 462	14	3 476
Total comprehensive income/(loss) for the year			–	–	–	665	(59)	–	3 455	4 061	21	4 082
Share-based payment				4						4		4
Excess tax benefit on share-based payment				10						10		10
Settlement of performance and restricted shares		2 570		(25)	47			(32)		(10)		(10)
Acquisition of treasury shares		(66 904)			(427)					(427)		(427)
Stock options exercise	24	50								–		–
Dividends(1)									(1 374)	(1 374)	(9)	(1 383)
Disposal of subsidiaries										–	(109)	(109)
Acquisition of non-controlling interests									(7)	(7)	(38)	(45)
Convertible bond—equity component				(114)						(114)		(114)
Other movements				(51)	(5)		1		55	–	1	1
Total other equity movements			–	(176)	(385)	–	1	(32)	(1 326)	(1 918)	(155)	(2 073)
At December 31, 2014		3 648 143	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669

144	NOKIA ANNUAL REPORT ON FORM 20-F 2015

								Reserve for
		Number						invested
		of shares		Share			Fair value	non-		Equity	Non-
		outstanding	Share	issue	Treasury	Translation	and other	restricted	Retained	holders of	controlling
EURm	Notes	(000s)	capital	premium	shares	differences	reserves	equity	earnings	the parent	interests	Total
At December 31, 2014		3 648 143	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements of defined benefit plans, net of tax	27						85		(7)	78		78
Translation differences	26					(1 057)				(1 057)	4	(1 053)
Net investment hedge gains, net of tax	26					252				252		252
Cash flow hedges, net of tax							(4)			(4)		(4)
Available-for-sale investments, net of tax	27						95			95		95
Other increase/(decrease), net							6		1	7	(1)	6
Profit for the year									2 466	2 466	2	2 468
Total comprehensive (loss)/income for the year			–	–	–	(805)	182	–	2 460	1 837	5	1 842
Share-based payment				34						34		34
Excess tax benefit on share-based payment				(2)						(2)		(2)
Settlement of performance and restricted shares		1 281		(12)	24			(16)		(4)		(4)
Acquisition of treasury shares		(24 516)			(174)					(174)		(174)
Cancellation of treasury shares					427				(427)	–		–
Stock options exercise	24	1 042						4		4		4
Dividends(1)									(507)	(507)	(5)	(512)
Acquisition of non-controlling interests									(15)	(15)	(37)	(52)
Convertible bond—equity component				(57)					57	–		–
Convertible bond—conversion to equity		313 681		(30)				750		720		720
Other movements		(436)		8	(7)	(2)		(1)	1	(1)		(1)
Total other equity movements			–	(59)	270	(2)	–	737	(891)	55	(42)	13
At December 31, 2015		3 939 195	246	380	(718)	292	204	3 820	6 279	10 503	21	10 524

(1)	Dividend declared is EUR 0.16 per share and a special dividend declared is EUR 0.10 per share, subject to shareholders’ approval (dividend EUR 0.14 per share for 2014 and EUR 0.11 per share for 2013; special dividend EUR 0.26 per share for 2013).

The notes are an integral part of these consolidated financial statements.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	145

Notes to consolidated financial statements

1. Accounting principles

Corporate information

Nokia Oyj, a public limited liability company incorporated and domiciled in Helsinki, Finland, is the parent company for all its subsidiaries (“Nokia” or “the Group”). The Group’s operational headquarters are located in Espoo, Finland. The Group is listed on the Nasdaq Helsinki stock exchange, the New York stock exchange and the Euronext Paris stock exchange.

The Group is a leading global provider of network infrastructure and related services, with a focus on mobile broadband, as well as advanced technology development and licensing.

On March 31, 2016 the Board of Directors authorized the financial statements for 2015 for issuance and filing.

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

The Group presents two businesses as Discontinued operations in these consolidated financial statements. In 2015, the HERE business was sold and this is referred to as the “Sale of the HERE Business”. In 2014, substantially all of the Devices & Services business was sold and this is referred to as the “Sale of the D&S Business”. Refer to Note 3, Disposals treated as Discontinued operations.

In 2015, comparative presentation of certain items in the consolidated financial statements has been modified to conform with current year presentation.

Other information

This paragraph is included in connection with statutory reporting requirements in Germany. The fully consolidated German subsidiary, Nokia Solutions and Networks GmbH & Co. KG, registered in the commercial register of Munich under HRA 88537, has made use of the exemption available under § 264b of the German Commercial Code (“HGB”).

Adoption of pronouncements under IFRS

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

Significant accounting principles

Principles of consolidation

The consolidated financial statements comprise the financial statements of Nokia Oyj as the parent company (“Parent Company”), and each of those companies over which the Group exercises control. Control over an entity exists when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When the Group has less than a majority of voting or similar rights in an entity, the Group considers all relevant facts and circumstances in assessing whether it has power over an entity, including the contractual arrangements and the Group’s voting rights and potential voting rights. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of the three elements of control.

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

Investment in associates and joint ventures

An associate is an entity over which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Group’s share of profits and losses of associates and joint ventures is included in the consolidated income statement in accordance with the equity method of accounting. Under the equity method, the investment in an associate or joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. After the carrying amount of the Group’s interest is reduced to nil, in case of a loss-making investment, losses continue to be recognized when it is considered that a constructive obligation exists.

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

Discontinued operations and assets held for disposal

Discontinued operations are reported when a component of the Group, comprising operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes from the rest of the Group, is classified as held for disposal or has been disposed of, and the component represents a major line of business or geographical area of operations, or is a part of a single coordinated plan to dispose of a separate major line of business or

146	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

Net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that the criteria for revenue recognition have been met.

Research and development

Research costs are expensed as incurred. Development costs may be recognized as an intangible asset if the Group has the technical feasibility to complete the asset; has an ability and intention to use or sell the asset; can demonstrate that the asset will generate future economic benefits; has resources available to complete the asset; and has the ability to measure reliably the expenditure during development. The intangible asset is carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. The asset is amortised over the period of expected future benefit.

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

NOKIA ANNUAL REPORT ON FORM 20-F 2015	147

Notes to consolidated financial statements continued

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

Employee services received and the corresponding increase in equity are measured by reference to the fair value of the equity instruments at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. The Group reviews the assumptions made on a regular basis and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Plans that apply tranched vesting are accounted for under the graded vesting model. Share-based compensation is recognized as an expense in the consolidated income statement over the relevant service periods.

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

Current taxes are based on the results of the Group companies and are calculated using the local tax laws and tax rates that are enacted or substantively enacted at each consolidated statement of financial position date. Corporate taxes withheld at the source of the income on behalf of the Group companies, both recoverable and irrecoverable, as well as penalties and interests on income taxes are accounted for in income taxes.

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

Deferred tax assets and liabilities are determined using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized before the unused tax losses or unused tax credits expire. Deferred tax assets are assessed for realizability at each statement of financial position date. When circumstances indicate it is no longer probable that deferred tax assets will be utilized, adjustments are made as necessary. Deferred tax liabilities are recognized for temporary differences that arise between the fair value and the tax base of identifiable net assets acquired in business combinations. Deferred tax assets and deferred tax liabilities are offset for presentation purposes when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or deferred tax assets are expected to be settled or recovered.

Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

The enacted or substantively enacted tax rates at each consolidated statement of financial position date that are expected to apply in the period when the asset is realized or the liability is settled are used in the measurement of deferred tax assets and deferred tax liabilities.

Foreign currency translation

Functional and presentation currency

The financial statements of all Group entities are measured using functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in euro, the functional and presentation currency of the parent.

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

148	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions
Buildings and constructions	20-33 years
Light buildings and constructions	3-20 years
Machinery and equipment
Production machinery, measuring and test equipment	1-5 years
Other machinery and equipment	3-10 years

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

NOKIA ANNUAL REPORT ON FORM 20-F 2015	149

Notes to consolidated financial statements continued

Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2—Valuation techniques for which significant inputs other than quoted prices are directly or indirectly observable; and

Level 3—Valuation techniques for which significant inputs are unobservable.

The Group categorizes assets and liabilities that are measured at fair value on a recurring basis into an appropriate level of the fair value hierarchy at the end of each reporting period.

Financial assets

The Group has classified its financial assets in the following categories: available-for-sale investments, derivative and other current financial assets, loans receivable, accounts receivable, financial assets at fair value through profit or loss, and cash and cash equivalents. Derivatives are described in the section on derivative financial instruments.

Available-for-sale investments

The Group invests a portion of the cash needed to cover the projected cash needs of its ongoing business operations in highly liquid, interest-bearing investments and certain equity instruments. The following investments are classified as available-for-sale based on the purpose of the investment and the Group’s ongoing intentions:

(1) Available-for-sale investments, liquid assets consist of highly liquid, fixed-income and money-market investments with maturities at acquisition of more than three months, as well as bank deposits with maturities or contractual call periods at acquisition of more than three months.

(2) Investments in technology-related publicly quoted equity shares or unlisted private equity shares and unlisted venture funds, classified in the consolidated statement of financial position as non-current available-for-sale investments.

Current fixed-income and money-market investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the statement of financial position date. Investments in publicly quoted equity shares are measured at fair value using exchange quoted bid prices. Other available-for-sale investments carried at fair value include holdings in unlisted shares. Fair value is estimated using a number of methods, including, but not limited to: the current market value of similar instruments; prices established from a recent arm’s-length financing transaction of target companies; and analysis of market prospects and operating performance of target companies, taking into consideration public market comparable companies in similar industry sectors. The Group uses judgment in selecting the appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Changes in these assumptions may cause the Group to recognize impairments or losses in future periods.

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

When the investment is disposed of, the related accumulated fair value changes are released from other comprehensive income and recognized in the consolidated income statement. The weighted average method is used to determine the cost basis of publicly listed equities being disposed of. The FIFO method is used to determine the cost basis of fixed -income securities being disposed of. An impairment charge is recorded if the carrying amount of an available-for-sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired including, but not limited to, counterparty default and other factors causing a reduction in value that can be considered other than temporary. The cumulative net loss relating to the investment is removed from equity and recognized in the consolidated income statement for the period. If, in a subsequent period, the fair value of the investment in a non-equity instrument increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed and the reversal is recognized in the consolidated income statement.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand and available-for-sale investments, cash equivalents. Available-for-sale investments, cash equivalents consist of highly liquid, fixed-income and money-market investments that are readily convertible to known amounts of cash with maturities at acquisition of three months or less, as well as bank deposits with maturities or contractual call periods at acquisition of three months or less. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of change in value.

Accounts receivable

Accounts receivable include amounts invoiced to customers, amounts where the Group’s revenue recognition criteria have been fulfilled but the customers have not yet been invoiced, and amounts where the contractual rights to the cash flows have been confirmed but the customers have not yet been invoiced. Billed accounts receivable are carried at the original amount invoiced to customers less allowances for doubtful accounts. Allowances for doubtful accounts are based on a periodic review of all outstanding amounts, including an analysis of historical bad debt, customer concentrations, customer creditworthiness, past due amounts, current economic trends and changes in customer payment terms. Impairment charges on receivables identified as uncollectible are included in other operating

150	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss

Forward foreign exchange contracts are valued at market-forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract-forward rate. Currency options are valued at each statement of financial position date by using the Garman & Kohlhagen option valuation model. Changes in fair value are recognized in the consolidated income statement.

Fair values of forward rate agreements, interest rate options, futures contracts and exchange-traded options are calculated based on quoted market rates at each statement of financial position date. Discounted cash flow analyses are used to value interest rate and cross-currency interest rate swaps. Changes in fair value are recognized in the consolidated income statement.

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

NOKIA ANNUAL REPORT ON FORM 20-F 2015	151

Notes to consolidated financial statements continued

Cash flow hedges: hedging of cash flow variability on variable rate liabilities

From time to time, the Group applies cash flow hedge accounting for hedging cash flow variability on certain variable rate liabilities. The effective portion of the gain or loss relating to interest rate swaps hedging variable rate borrowings is deferred in fair value and other reserves. The gain or loss related to the ineffective portion is recognized immediately in the consolidated income statement. If hedging instruments are settled before the maturity date of the related liability, hedge accounting is discontinued and all cumulative gains and losses recycled gradually to the consolidated income statement when the hedged variable interest cash flows affect the consolidated income statement.

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

Restructuring provisions

The Group provides for the estimated cost to restructure when a detailed formal plan of restructuring has been completed, approved by management, and announced. Restructuring costs consist primarily of personnel restructuring charges. The other main components are costs associated with exiting real estate locations, and divestment-related charges.

Warranty provisions

The Group provides for the estimated liability to repair or replace products under warranty at the time revenue is recognized. The provision is an estimate based on historical experience of the level of repairs and replacements.

Project loss provisions

The Group provides for onerous contracts based on the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Litigation provisions

The Group provides for the estimated future settlements related to litigation based on the probable outcome of potential claims.

Material liability provisions

The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each statement of financial position date.

Other provisions

The Group provides for other legal and constructive obligations based on the expected cost of executing any such commitments.

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

Business combinations

The Group applies the acquisition method to account for acquisitions of separate entities or businesses. The determination of the fair value and allocation thereof to each separately identifiable asset acquired and liability assumed as well as the determination of the acquisition date, when the valuation and allocation is to be conducted require estimation and judgment.

152	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

Judgment is required in determining the date on which the Group obtains control of the acquiree (acquisition date). On April 15, 2015, the Group and Alcatel Lucent announced their intention to combine through a Public Exchange Offer (the “Exchange Offer”) in France and in the United States. As part of the Exchange Offer, all holders of Alcatel Lucent ordinary shares, Alcatel Lucent American Depositary Shares (“ADS”) and OCEANE convertible bonds (collectively, the “Alcatel Lucent Equity Securities”) could exchange their Alcatel Lucent Equity Securities for Nokia shares on the basis of 0.55 of a new Nokia share for every Alcatel Lucent share.

The initial Exchange Offer period closed in December 2015. On January 7, 2016 the Exchange Offer was completed and shares were exchanged, which created legal standing for the acquisition. Under IFRS 3, however, the Group concluded that it was already the public announcement of the interim results of the successful initial Exchange Offer by the French stock market authority, Autorité des Marchés Financiers (“AMF”) on January 4, 2016 that established a shared understanding between the Group, Alcatel Lucent and Alcatel Lucent shareholders that control of Alcatel Lucent had passed to the Group, and therefore the results of operations will be consolidated from January 4, 2016. Refer to Note 36, Subsequent events.

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

Net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that the criteria for revenue recognition have been met. The final outcome may differ from the current estimate. Refer to Note 5, Revenue recognition.

Pension benefit obligations and expenses

The determination of pension benefit obligations and expenses for defined benefit pension plans is dependent on a number of estimates and assumptions, including the discount rate, future mortality rate, and annual rate of increase in future compensation levels. A portion of plan assets is invested in debt and equity securities, which are subject to market volatility. Changes in assumptions and actuarial estimates may materially affect the pension benefit obligation and future expense. Based on these estimates and assumptions, pension benefit obligations amount to EUR 1 840 million (EUR 1 884 million in 2014) and the fair value of plan assets amounts to EUR 1 451 million (EUR 1 387 million in 2014). Refer to Note 8, Pensions.

Income taxes

The Group is subject to income taxes in both Finland and a number of other jurisdictions. Judgment is required in determining current tax expense, uncertain tax positions, deferred tax assets and deferred tax liabilities; and the extent to which deferred tax assets can be recognized. Estimates related to the recoverability of deferred tax assets are based on forecasted future taxable income and tax planning strategies. Based on these estimates and assumptions, tax losses carry forward, temporary differences and tax credits for which no deferred tax assets are recognized due to uncertainty are EUR 1 412 million (EUR 2 550 million in 2014).

The utilization of deferred tax assets is dependent on future taxable profit in excess of the profit arising from the reversal of existing taxable temporary differences. The recognition of deferred tax assets is based on the assessment of whether it is more likely than not that sufficient taxable profit will be available in the future to utilize the reversal of deductible temporary differences, unused tax losses and unused tax credits before the unused tax losses and unused tax credits expire. Recognition of deferred tax assets involves judgment regarding the future financial performance of the particular legal entity or tax group that has recognized the deferred tax asset.

Liabilities for uncertain tax positions are recorded based on estimates and assumptions of the amount and likelihood of outflow of economic resources when it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by local tax authorities. Currently, the Group has ongoing tax investigations in multiple jurisdictions, including India. Due to the inherently uncertain nature of tax investigations, the ultimate outcome or actual cost of settlement may vary materially from estimates. Refer to Note 13, Income tax, and Note 14, Deferred taxes.

Carrying value of cash-generating units (“CGUs”)

The recoverable amounts of the Group’s CGUs are determined using the fair value less costs of disposal method. Estimation and judgment are required in determining the components of the recoverable amount calculation, including the discount rate, the terminal growth rate, estimated revenue growth rates, profit margins, costs of disposal and the cost level of operational and capital investment. The discount rate reflects current assessments of the time value of money, relevant market risk premiums, and industry comparisons. Risk premiums reflect risks and uncertainties for which the future cash flow estimates have not been adjusted. Terminal values are based on the expected life of products and forecasted life cycle, and forecasted cash flows over that period. Based on these estimates and assumptions, goodwill amounts to EUR 237 million (EUR 2 563 million in 2014). Refer to Note 10, Impairment.

Allowances for doubtful accounts

Allowances for doubtful accounts are recognized for estimated losses resulting from customers’ inability to meet payment obligations. Estimation and judgment are required in determining the value of allowances for doubtful accounts at each statement of financial position date. Management specifically analyzes account receivables and historical bad debt; customer concentrations; customer creditworthiness; past due balances; current economic trends; and changes in customer payment terms when determining allowances for doubtful accounts. Additional allowances may be required in future periods if financial positions of customers deteriorate, reducing their ability to meet payment obligations. Based on these estimates and assumptions, allowances for doubtful accounts are EUR 62 million (EUR 103 million in 2014), representing 2% of accounts receivable (3% in 2014). Refer to Note 22, Allowances for doubtful accounts.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	153

Notes to consolidated financial statements continued

Allowances for excess and obsolete inventory

Allowances for excess and obsolete inventory are recognized for excess amounts, obsolescence and declines in net realizable value below cost. Estimation and judgment are required in determining the value of the allowance for excess and obsolete inventory at each statement of financial position date. Management specifically analyzes estimates of future demand for products when determining allowances for excess and obsolete inventory. Changes in these estimates could result in revisions to the valuation of inventory in future periods. Based on these estimates and assumptions, allowances for excess and obsolete inventory are EUR 195 million (EUR 204 million in 2014), representing 16% of inventory (14% in 2014). Refer to Note 21, Inventories.

Fair value of derivatives and other financial instruments

The fair value of derivatives and other financial instruments that are not traded in an active market such as unlisted equities is determined using valuation techniques. Estimation and judgment are required in selecting an appropriate valuation technique and in determining the underlying assumptions. Where quoted market prices are not available for unlisted shares, the fair value is based on a number of factors including, but not limited to, the current market value of similar instruments; prices established from recent arm’s- length transactions; and/or analysis of market prospects and operating performance of target companies with reference to public market comparable companies in similar industry sectors. Changes in these estimates could result in impairments or losses in future periods. Based on these estimates and assumptions, the fair value of derivatives and other financial instruments that are not traded in an active market, using non-observable data (level 3 of the fair value hierarchy), is EUR 688 million (EUR 556 million in 2014), representing 6% of total financial assets measured at fair value on a recurring basis (7% in 2014). Refer to Note 19, Fair value of financial instruments.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. At times, judgment is required in determining whether the Group has a present obligation; estimation is required in determining the value of the obligation. Whilst provisions are based on the best estimate of unavoidable costs, management may be required to make a number of assumptions surrounding the amount and likelihood of outflow of economic resources, and the timing of payment. Changes in estimates of timing or amounts of costs to be incurred may become necessary as time passes and/or more accurate information becomes available. Based on these estimates and assumptions, provisions amount to EUR 725 million (EUR 873 million in 2014). Refer to Note 28, Provisions.

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

IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods or services to a customer. The Group will adopt the standard on the effective date of January 1, 2018. The adoption of the new standard is likely to have an impact on revenue recognition. The impact of IFRS 15 is currently being assessed.

IFRS 16, Leases, was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure requirements on leases. The Group expects to adopt the standard on the effective date of January 1, 2019. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The adoption of the new standard will have an impact on the way leases are recognized and presented. The full impact of IFRS 16 is currently being assessed.

On January 1, 2016, the Group will adopt amendments to multiple IFRS standards, which result from the IASB’s annual improvement projects for the 2012-2014 cycle. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will not have a material impact on the Group’s consolidated financial statements.

154	NOKIA ANNUAL REPORT ON FORM 20-F 2015

2. Segment information

The Group has two businesses: Nokia Networks and Nokia Technologies; and three operating and reportable segments in its Continuing operations for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, and Nokia Technologies.

Two businesses are presented as Discontinued operations. The HERE business formed an operating and reportable segment until December 4, 2015 when its sale was completed. The Devices & Services business formed an operating and reportable segment until April 25, 2014 when its sale was completed.

The Group adopted its current operational and reporting structure in 2013. On August 7, 2013 the Group announced that it had completed the acquisition of Siemens’ stake in Nokia Networks. Until then, Nokia Networks was reported as a single operating and reportable segment. Following the completion of the transaction, Nokia Networks business has two operating and reportable segments, Mobile Broadband and Global Services. On September 2, 2013 the Group signed an agreement for the Sale of the D&S Business to Microsoft. After receiving shareholder confirmation and approval for the transaction at the Extraordinary General Meeting in November 2013, the Group has presented substantially all of its former Devices & Services business as Discontinued operations and Nokia Technologies, previously a part of the Devices & Services business, as an operating and reportable segment. On August 3, 2015 the Group announced the Sale of the HERE Business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. Subsequent to the announcement, the Group has presented the HERE business as Discontinued operations. Refer to Note 3, Disposals treated as Discontinued operations.

The chief operating decision maker receives monthly financial information for the Group’s operating and reportable segments. Key financial performance measures of the reportable segments include primarily non-IFRS net sales and non-IFRS operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on non-IFRS operating profit. The non-IFRS operating profit of Mobile Broadband, Global Services and Nokia Technologies excludes restructuring and associated charges, purchase price accounting-related charges and certain other items not directly related to these segments.

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

The HERE business focused on the development of location intelligence, location-based services and local commerce. The HERE brand was introduced for the location and mapping service in 2012 and on January 1, 2013 the Group’s former Location & Commerce business and reportable segment was renamed HERE.

The Devices & Services business focused on developing and selling smartphones powered by the Windows Phone system, feature phones and affordable smartphones.

Accounting policies of the segments are the same as those described in Note 1, Accounting principles. The Group accounts for inter-segment revenues and transfers as if the revenues were to third parties, that is, at current market prices.

No single customer represents 10% or more of Group revenues.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	155

Notes to consolidated financial statements continued

Segment data

Segment EURm	Mobile Broadband	(1)	Global Services	(1)	Nokia Networks Other	Nokia Networks Total	Nokia Technologies	(1)	Group Common Functions	Eliminations	Non-IFRS total	(2)	Non-IFRS exclusions (2)	Total
Continuing operations
2015
Net sales to external customers	6 064		5 422		4	11 490	1 009		–	–	12 499		–	12 499
Net sales to other segments	–		–		–	–	15		–	(15)	–		–	–
Depreciation and amortization	153		41		–	194	6		7	–	207		79	286
Impairment charges	–		–		–	–	–		11	–	11		–	11
Operating profit	604		653		–	1 257	720		(28)	–	1 949		(261)	1 688
Share of results of associated companies and joint ventures	–		–		43	43	–		(14)	–	29		–	29
2014
Net sales to external customers	6 038		5 105		54	11 197	564		1	–	11 762		–	11 762
Net sales to other segments	1		–		–	1	14		–	(15)	–		–	–
Depreciation and amortization	131		34		–	165	1		7	–	173		67	240
Impairment charges	–		–		–	–	–		15	–	15		–	15
Operating profit	683		653		28	1 364	357		(121)	–	1 600		(188)	1 412
Share of results of associated companies and joint ventures	–		–		(9)	(9)	–		(3)	–	(12)		–	(12)
2013
Net sales to external customers	5 346		5 752		182	11 280	515		–	–	11 795		–	11 795
Net sales to other segments	1		1		–	2	14		–	(16)	–		–	–
Depreciation and amortization	157		50		6	213	3		3	–	219		100	319
Impairment charges	1		1		–	2	–		6	–	8		12	20
Operating profit	422		693		(26)	1 089	329		(30)	–	1 388		(716)	672
Share of results of associated companies and joint ventures	–		–		8	8	–		(4)	–	4		–	4

(1)	Represents an operating and reportable segment.
(2)	Non-IFRS measures exclude goodwill impairment charges, intangible asset amortization and items related to purchase price allocation, as well as restructuring-related costs, costs related to the Alcatel Lucent transaction and certain other items that may not be indicative of the Group’s underlying business.

Reconciliation of total non-IFRS operating profit to total operating profit

EURm	2015	2014	2013
Total non-IFRS operating profit	1 949	1 600	1 388
Restructuring and associated charges(1)	(123)	(57)	(373)
Transaction and related costs, including integration costs relating to Alcatel Lucent acquisition(2)	(99)	(39)	(18)
Amortization of acquired intangible assets(3)	(79)	(67)	(100)
Divestment of businesses(3)	–	–	(157)
Country and contract exit charges(3)	–	–	(52)
Other	40	(25)	(16)
Total operating profit	1 688	1 412	672

(1)	In 2015, includes EUR 121 million related to Nokia Networks, EUR 3 million related to Nokia Technologies and a reversal of EUR 1 million related to Group Common Functions. In 2014, included EUR 57 million related to Nokia Networks. In 2013, included EUR 361 million related to Nokia Networks, EUR 2 million related to Nokia Technologies and EUR 10 million related to Group Common Functions.
(2)	Relates to Group Common Functions.
(3)	Relates to Nokia Networks.

156	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Net sales to external customers by geographic location of customer

EURm	2015	2014	2013
Finland(1)	1 100	680	572
United States	1 489	1 445	1 255
China	1 323	994	881
India	1 098	768	641
Japan	877	1 194	1 388
Russia	438	498	377
United Kingdom	394	296	369
Taiwan	389	387	303
Saudi Arabia	364	291	297
Italy	355	345	313
Other	4 672	4 864	5 399
Total	12 499	11 762	11 795

(1)	All Nokia Technologies net sales are allocated to Finland.

Non-current assets by geographic location(1)

EURm	2015	2014
Finland	724	574
United States	159	2 686
China	129	117
India	70	71
Other	173	181
Total	1 255	3 629

(1)	Consists of goodwill and other intangible assets and property, plant and equipment.

3. Disposals treated as Discontinued operations

Results of Discontinued operations

EURm	2015	2014	2013
Net sales	1 075	3 428	11 649
Cost of sales	(244)	(2 325)	(8 734)
Gross profit	831	1 103	2 915
Research and development expenses	(498)	(899)	(1 778)
Selling, general and administrative expenses	(213)	(628)	(1 747)
Other income and expenses	(23)	(1 354)	(133)
Operating profit/(loss)	97	(1 778)	(743)
Share of results of associated companies and joint ventures	–	–	1
Financial income and expenses	(9)	10	7
Profit/(loss) before tax	88	(1 768)	(735)
Income tax benefit/(expense)	8	(277)	(132)
Profit/(loss) for the year, ordinary activities	96	(2 045)	(867)
Gain on the Sale of the HERE and D&S Businesses, net of tax	1 178	2 803	–
Profit/(loss) for the year	1 274	758	(867)

Sale of the HERE Business

On August 3, 2015 the Group announced the Sale of the HERE Business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. Subsequent to the announcement, the Group has presented the HERE business as Discontinued operations. The HERE business was previously an operating and reportable segment and its business focused on the development of location intelligence, location-based services and local commerce. The Sale of the HERE Business was completed on December 4, 2015.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	157

Notes to consolidated financial statements continued

Gain on the Sale of the HERE Business

EURm
Fair value of sales proceeds less costs to sell(1)	2 551
Net assets disposed of	(2 667)
Total	(116)
Foreign exchange differences reclassified from other comprehensive income(2)	1 174
Gain before tax	1 058
Income tax benefit(3)	120
Total gain	1 178

(1)	Comprises purchase price of EUR 2 800 million, offset by adjustments for certain defined liabilities of EUR 249 million.
(2)	Includes cumulative translation differences for the duration of ownership from translation of mainly US dollar denominated balances into euro.
(3)	The disposal was largely tax exempt, the tax benefit is due to hedging-related tax deductible losses.

Assets and liabilities, HERE business

Assets and liabilities disposed of at December 4, 2015:

EURm	December 4, 2015
Goodwill and other intangible assets	2 722
Property, plant and equipment	115
Deferred tax assets and non-current assets	151
Inventories	14
Trade and other receivables	174
Prepaid expenses and other current assets	87
Cash and cash equivalents and current available-for-sale investments, liquid assets	56
Total assets	3 319
Deferred tax liabilities and other liabilities	286
Trade and other payables	55
Deferred income and accrued expenses	306
Provisions	5
Total liabilities	652
Net assets disposed of	2 667

Results of Discontinued operations, HERE business

EURm	2015	2014	2013
Net sales	1 075	970	914
Cost of sales	(243)	(239)	(208)
Gross profit	832	731	706
Research and development expenses	(498)	(545)	(648)
Selling, general and administrative expenses	(198)	(181)	(187)
Other income and expenses(1)	(18)	(1 247)	(24)
Operating profit/(loss)	118	(1 242)	(153)
Share of results of associated companies and joint ventures	–	–	1
Financial income and expenses	2	5	(3)
Profit/(loss) before tax	120	(1 237)	(155)
Income tax (expense)/benefit(2)	–	(310)	68
Profit/(loss) for the period, ordinary activities	120	(1 547)	(87)
Gain on the Sale of the HERE Business, net of tax(3)	1 178	–	–
Profit/(loss) for the period	1 298	(1 547)	(87)
Costs and expenses include:
Depreciation and amortization	(33)	(57)	(241)
Impairment charges	–	(1 209)	–

(1)	In 2014, includes impairment of goodwill of EUR 1 209 million.
(2)	Excludes the tax impact of the disposal.
(3)	Represents net gain on disposal.

158	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Cash flows from Discontinued operations, HERE business

EURm	2015	2014	2013
Net cash from operating activities	12	106	62
Net cash from/(used in) investing activities	2 503	(104)	(39)
Net cash flow for the period	2 515	2	23

Goodwill impairment

In the third quarter 2015, in connection with the Group’s announcement of the Sale of the HERE Business on August 3, 2015, the carrying value of the HERE CGU was reassessed. Estimated net sale proceeds less costs of disposal were in excess of the carrying value of the HERE CGU.

In 2014, goodwill impairment assessment for the HERE CGU was carried out at September 30, 2014. The previous assessment date was October 1, 2013. The assessment date was brought forward to September 30, 2014 due to an adjustment to the HERE strategy and the related new long-range plan, which incorporated the slower-than-expected increase in net sales directly to consumers, and the Group’s plans to curtail its investment in certain higher-risk and longer-term growth opportunities. This represented a triggering event resulting in an interim impairment test to assess if events or changes in circumstances indicated that the carrying amount of HERE goodwill may not be recoverable. The goodwill impairment assessment for the HERE CGU was rolled forward to October 1, 2014 to align with the annual assessment date. In 2014, the HERE CGU corresponded to the HERE operating and reportable segment.

The recoverable amount of the HERE CGU was determined using the fair value less costs of disposal method. In the absence of observable market prices, the recoverable amount was estimated based on an income approach, specifically a discounted cash flow model. The cash flow projection used in calculating the recoverable amount was based on financial plans approved by management covering an explicit forecast period of five years and reflected the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date. The level of fair value hierarchy within which the fair value measurement was categorized was level 3. Refer to Note 19, Fair value of financial instruments for the fair value hierarchy.

The recoverable amount of the HERE CGU at September 30, 2014 was EUR 2 031 million, which resulted in an impairment charge of EUR 1 209 million. The carrying value of goodwill allocated to the CGU after the impairment charge at the impairment testing date was EUR 2 273 million. The impairment charge was the result of an evaluation of the projected financial performance and net cash flows of the HERE CGU and was allocated entirely against the carrying value of HERE goodwill. The evaluation incorporated the slower-than-expected increase in net sales directly to consumers, and the Group’s plans to curtail its investment in certain higher-risk and longer-term growth opportunities. It also reflected the current assessment of risks related to the growth opportunities that management planned to continue pursuing, as well as the related terminal value growth assumptions. After consideration of all relevant factors, management reduced the net sales projections for the HERE CGU, particularly in the latter years of the valuation.

The key assumptions applied in the impairment testing analysis for the HERE CGU were terminal growth rate of 1.2% and post-tax discount rate of 11.0%. Terminal growth rates reflected long-term average growth rates for the industry and economies in which the CGU operated. The discount rates reflected current assessments of the time value of money and relevant market risk premiums. Risk premiums reflected risks and uncertainties for which the future cash flow estimates had not been adjusted. Other key variables in future cash flow projections included assumptions on estimated sales growth, gross margin and operating margin. All cash flow projections were consistent with external sources of information, wherever possible.

Sale of the D&S Business

In September 2013, the Group announced the Sale of the D&S Business to Microsoft. Subsequent to the approval of the sale in the Extraordinary General Meeting in November 2013, the Group has presented the Devices & Services business as Discontinued operations including items outside the final transaction scope; specifically, discontinued manufacturing facilities located in Chennai, India and Masan, Republic of Korea. The Devices & Services business consisted of two previously reportable segments, Smart Devices and Mobile Phones as well as Devices & Services Other. Smart Devices focused on more advanced products, including smartphones powered by the Windows Phone system. Mobile Phones focused on the area of mass market entry, feature phones and affordable smartphones. Devices & Services Other included spare parts, the divested Vertu business and major restructuring programs related to the Devices & Services business.

The Sale of the D&S Business was completed on April 25, 2014. The total purchase price was EUR 5 440 million comprising the Sale of the D&S Business and a 10-year non-exclusive license to patents and patent applications with an option to extend the mutual patent agreement in perpetuity. The value allocated to the Sale of the D&S Business was EUR 3 790 million and the fair value of the mutual patent agreement and the future option was EUR 1 650 million. The gain on disposal was EUR 3 175 million. The gain may change in subsequent periods depending on the development of certain liabilities for which the Group has indemnified Microsoft.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	159

Notes to consolidated financial statements continued

Gain on the Sale of the D&S Business

EURm
Fair value of sales proceeds less costs to sell(1)	5 167
Net assets disposed of	(2 347)
Settlement of Windows Phone royalty(2)	383
Other	(28)
Total	3 175
Foreign exchange differences reclassified from other comprehensive income	(212)
Gain before tax	2 963
Income tax expense(3)	(160)
Total gain	2 803

(1)	Comprises purchase price of EUR 3 790 million, net cash adjustment of EUR 1 114 and other adjustments of EUR 263 million.
(2)	Recognized when the partnership with Microsoft to license the Windows Phone smartphone platform was terminated in conjunction with the Sale of the D&S Business.
(3)	Primarily includes non-resident capital gains taxes in certain jurisdictions, as well as tax impacts of legal entity restructuring carried out in connection with the Sale of the D&S Business.

Assets and liabilities, Devices & Services business

Assets and liabilities disposed of at April 25, 2014 and the assets and liabilities of disposal groups classified as held for sale at December 31, 2013:

EURm	April 25, 2014	December 31, 2013
Goodwill and other intangible assets	1 427	1 426
Property, plant and equipment	534	559
Deferred tax assets and non-current assets	371	381
Inventories	374	347
Trade and other receivables	541	691
Prepaid expenses and other current assets	1 638	1 854
Cash and cash equivalents and current available-for-sale investments, liquid assets	1 114	–
Total assets	5 999	5 258
Deferred tax liabilities and other liabilities	203	114
Trade and other payables	1 340	1 381
Deferred income and accrued expenses	1 205	2 220
Provisions	795	1 013
Total liabilities	3 543	4 728
Non-controlling interests	109	–
Net assets disposed of	2 347	–

Results of Discontinued operations, Devices & Services business

EURm	2015	2014	2013
Net sales	–	2 458	10 735
Cost of sales	(1)	(2 086)	(8 526)
Gross (loss)/profit	(1)	372	2 209
Research and development expenses	–	(354)	(1 130)
Selling, general and administrative expenses	(15)	(447)	(1 560)
Other income and expenses	(5)	(107)	(109)
Operating loss	(21)	(536)	(590)
Financial income and expenses	(11)	5	10
Loss before tax	(32)	(531)	(580)
Income tax benefit/(expense)(1)	8	33	(200)
Loss for the period, ordinary activities	(24)	(498)	(780)
Gain on the Sale of the D&S Business, net of tax(2)	–	2 803	–
(Loss)/profit for the period	(24)	2 305	(780)
Costs and expenses include:
Depreciation and amortization	–	–	(168)
Impairment charges	–	(111)	–

(1)	Excludes the tax impact of the disposal.
(2)	Represents net gain on disposal.

160	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Cash flows from Discontinued operations, Devices & Services business

EURm	2015	2014	2013
Net cash used in operating activities	(6)	(1 054)	(1 062)
Net cash from/(used in) investing activities	50	2 480	(130)
Net cash used in financing activities	–	(9)	(21)
Net cash flow for the period	44	1 417	(1 213)

On April 25, 2014, upon completion of the Sale of the D&S Business, EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019 and EUR 500 million 3.625% convertible bonds due September 2020, all issued by the Group to Microsoft, were repaid and netted against the deal proceeds by the amount of principal and accrued interest. Refer to Note 35, Risk management.

4. Acquisitions

In 2015, the Group acquired two businesses (four businesses in 2014). The combined purchase consideration amounts to EUR 96 million (EUR 175 million in 2014). The combined goodwill arising on acquisition amounts to EUR 7 million (EUR 76 million in 2014) and is attributable to assembled workforce and post-acquisition synergies. The Group expects that the majority of goodwill acquired in 2015 will be deductible for tax purposes. The Group expects that the majority of goodwill acquired in 2014 will not be deductible for tax purposes.

Acquisitions during 2015 and 2014:

Company/business	Description
2015
Wireless network business of Panasonic	The business transfer included Panasonic’s LTE/3G wireless base station system business, related wireless equipment system business, fixed assets and business contracts with Panasonic’s customers as well as more than 300 Panasonic employees. The Group acquired the business through an asset transaction on January 1, 2015.
Eden Rock Communications, LLC	Eden Rock Communications is pioneer in SON and creator of Eden-NET, an industry leading multivendor centralized in SON solution. The Group acquired 100% ownership interest on July 10, 2015.
2014
SAC Wireless(1)	SAC Wireless is a company providing infrastructure and network deployment solutions. The Group acquired 100% ownership interest on August 22, 2014.
Medio Systems Inc.(2)	Medio Systems Inc. is a company specializing in real-time predictive analytics. The Group acquired 100% ownership interest on July 2, 2014.
Desti(2)	Desti specializes in artificial intelligence and natural language processing technology. The Group acquired the business through an asset transaction on May 28, 2014.
Mesaplexx Pty Ltd.	Mesaplexx Pty Ltd. has know-how in developing compact, high performance radio frequency filter technology. The Group acquired 100% ownership interest on March 24, 2014.

(1)	Legal entities acquired are SAC Wireless LLC and HCP Wireless LLC.
(2)	HERE business acquisitions.

Total consideration paid, aggregate fair values of intangible assets, other net assets acquired and resulting goodwill at each acquisition date:

EURm	2015	2014
Other intangible assets	56	77
Other net assets	33	22
Total identifiable net assets	89	99
Goodwill	7	76
Total purchase consideration(1)	96	175

(1)	In 2015, the total purchase consideration does not correspond with the acquisition of businesses, net of acquired cash in the consolidated statement of cash flows due to foreign exchange rate used and the closing mechanism. In 2014, the total purchase consideration of the HERE acquisitions amounted to EUR 84 million of which goodwill was EUR 65 million.

The intangible assets are primarily customer-related, and technology-based intangible assets. Goodwill has been allocated to cash-generating units or groups of cash-generating units expected to benefit from the synergies of the combination. Refer to Note 10, Impairment. Acquisition-related costs of EUR 3 million (EUR 3 million in 2014) have been charged to selling, general and administrative expenses in the consolidated income statement.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	161

Notes to consolidated financial statements continued

5. Revenue recognition

EURm	2015	2014	2013
Continuing operations
Revenue from sale of products and licensing	7 060	6 462	5 489
Nokia Networks	6 036	5 884	4 960
Nokia Technologies	1 024	578	529
Revenue from services	5 395	4 961	5 310
Nokia Networks	5 395	4 961	5 310
Contract revenue recognized under percentage of completion accounting	59	353	1 012
Nokia Networks	59	353	1 012
Eliminations and Group Common Functions	(15)	(14)	(16)
Total	12 499	11 762	11 795

Revenue recognition-related positions for construction contracts in progress at December 31:

		2015		2014
EURm	Assets	Liabilities	Assets	Liabilities
Contract revenues recorded prior to billings	16		82
Billings in excess of costs incurred		29		40
Advances received		–		1
Retentions	2		12

Assets are included in accounts receivable and liabilities are included in accrued expenses in the consolidated statement of financial position.

The aggregate amount of costs incurred and profits recognized, net of recognized losses, for construction contracts in progress since inception are EUR 670 million at December 31, 2015 (EUR 4 219 million in 2014), the majority of which relate to projects near completion. The decrease in the aggregate amount of costs incurred and profits recognized is in line with the decrease in revenue recognized under contract accounting.

162	NOKIA ANNUAL REPORT ON FORM 20-F 2015

6. Expenses by nature

EURm	2015	2014	2013
Continuing operations
Personnel expenses(1) (Note 7)	3 617	3 340	3 426
Cost of material	2 907	2 957	2 755
Subcontracting costs	2 323	2 211	2 659
Depreciation and amortization (Note 9)	286	240	319
Real estate costs	236	232	306
Other	1 455	1 276	1 146
Total(2)	10 824	10 256	10 610

(1)	Excludes EUR 121 million (EUR 41 million in 2014 and EUR 209 million in 2013) restructuring-related personnel expenses recognized in other expenses.
(2)	In 2015, the Group recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in 2015 by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where the Group continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass-through costs of the disposed businesses as costs of the Group.

Rental expenses included in the above line items amount to EUR 164 million (EUR 171 million in 2014 and EUR 241 million in 2013).

7. Personnel expenses

EURm	2015	2014	2013
Continuing operations
Salaries and wages	3 075	2 797	3 030
Share-based payment expense (Note 25)	67	53	37
Pension expense, net	223	189	189
Other social expenses	373	342	379
Total	3 738	3 381	3 635

Personnel expenses include termination benefits. Pension expense, comprising multi-employer, insured and defined contribution plans is EUR 172 million ( EUR 146 million in 2014 and EUR 143 million in 2013). Expenses related to defined benefit plans are EUR 51 million (EUR 43 million in 2014 and EUR 46 million in 2013). Refer to Note 8, Pensions.

Average number of employees	2015	2014	2013
Nokia Networks(1)	55 509	50 557	52 564
Nokia Technologies	596	650	657
Group Common Functions(1)	585	292	215
Total	56 690	51 499	53 436

(1)	In 2014, the average number of employees was restated to account for a transfer of employees from Nokia Networks to Group Common Functions.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	163

Notes to consolidated financial statements continued

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

The total net accrued pension cost of EUR 398 million (EUR 500 million in 2014) consists of an accrual of EUR 423 million (EUR 530 million in 2014) and a prepayment of EUR 25 million (EUR 30 million in 2014).

Defined benefit plans

The Group’s most significant defined benefit pension plans are in Germany, the United Kingdom, India and Switzerland. Together they account for 91% (91% in 2014) of the Group’s total defined benefit obligation and 92% (92% in 2014) of the Group’s total plan assets.

The defined benefit obligations, the fair value of plan assets, the effects of the asset ceiling and the net defined benefit balance at December 31:

	2015	2014	2015	2014	2015	2014	2015	2014
EURm	Defined benefit obligation		Fair value of plan assets		Effects of asset ceiling		Net defined benefit balance
Germany	(1 279)	(1 381)	980	965			(299)	(416)
United Kingdom	(128)	(122)	136	130			8	8
India	(147)	(117)	144	112	(4)	(1)	(7)	(6)
Switzerland	(112)	(102)	76	70			(36)	(32)
Other	(174)	(162)	115	110	(5)	(2)	(64)	(54)
Total	(1 840)	(1 884)	1 451	1 387	(9)	(3)	(398)	(500)

Germany

The majority of active employees in Germany participate in the cash balance plan BAP (Beitragsorientierter Alterversorgungs Plan), formerly known as Beitragsorientierte Siemens Alterversorgung (“BSAV”). Individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service. This plan is a partly funded defined benefit pension plan, the benefits of which are subject to a minimum return guaranteed by the Group. The funding vehicle for the BAP plan is the NSN Pension Trust e.V. The Trust is legally separate from the Group and manages the plan assets in accordance with the respective trust agreements with the Group. The risks specific to the German defined benefit plans are related to changes in mortality of covered members and investment return of the plan assets. Curtailment gains of EUR 1 million (EUR 4 million in 2013) were recognized in service costs following a reduction in the workforce.

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

India

Government-mandated gratuity and provident plans provide benefits based on years of service and projected salary levels at the date of separation for the Gratuity Plan and through an interest rate guarantee on existing investments in a Government-prescribed Provident Fund Trust. Gratuity Fund plan assets are invested and managed through an insurance policy. Provident Fund assets are managed by NSN PF Trustees through a pattern prescribed by the Government in various fixed-income securities.

Switzerland

The Group’s Swiss pension plans are governed by the Swiss Federal Law on Occupational Retirements, Survivors’ and Disability Pension plans (“BVG”), which stipulates that pension plans are to be managed by an independent, legally autonomous unit. In Switzerland, individual benefits are provided through the collective foundation Profond. The plan’s benefits are based on age, years of service, salary and an individual old age account. The funding vehicle for the pension scheme is the Profond Vorsorgeeinrichtung. In 2015, a curtailment gain of EUR 4 million was recognized in service costs following a restructuring plan. In 2013, the collective foundation Profond decided to decrease conversion rates (pension received as a percentage of retirement savings) in five years gradually from 7.2% to 6.8%, which will reduce the expected benefits at retirement for all employees. This event qualified as a plan amendment and the past service gain of EUR 1 million arising from this amendment was recognized immediately in the service cost in 2013.

164	NOKIA ANNUAL REPORT ON FORM 20-F 2015

The movements in the present value of the defined benefit obligation, fair value of plan assets and the impact of minimum funding/asset ceiling for Continuing operations:

	2015				2014
			Impact of				Impact of
	Present	Fair value	minimum		Present	Fair value	minimum
	value of	of plan	funding/		value of	of plan	funding/
EURm	obligation	assets	asset ceiling	Total	obligation	assets	asset ceiling	Total
At January 1	(1 884)	1 387	(3)	(500)	(1 453)	1 261	(7)	(199)
Transfer to Discontinued operations	16	(5)		11				–
Current service cost	(46)			(46)	(39)			(39)
Interest (expense)/income	(49)	40		(9)	(59)	52		(7)
Past service cost and gains on curtailments	5			5				–
Settlements				–	9	(8)		1
Other movements(1)		(1)		(1)				–
	(90)	39	–	(51)	(89)	44	–	(45)
Remeasurements:
Return on plan assets, excluding amounts included in interest income		2		2		44		44
Loss from change in demographic assumptions				–	(1)			(1)
Gain/(loss) from change in financial assumptions	114			114	(321)			(321)
Experience loss				–	(16)			(16)
Change in asset ceiling, excluding amounts included in interest (expense)/income			(6)	(6)			4	4
	114	2	(6)	110	(338)	44	4	(290)
Exchange differences	(35)	28		(7)	(31)	28		(3)
Contributions:
Employers		26		26		28		28
Plan participants	(16)	16		–	(12)	12		–
Payments from plans:
Benefit payments	60	(47)		13	55	(35)		20
Acquired in business combinations	(4)	4		–	(1)	1		–
Other movements(2)	(1)	1		–	(15)	4		(11)
	4	28	–	32	(4)	38	–	34
At December 31	(1 840)	1 451	(9)	(398)	(1 884)	1 387	(3)	(500)

(1)	In 2015, other movements relate to the administration costs that are deducted from plan assets.
(2)	In 2014, other movements relate to the inclusion of the defined benefit liability of end of service benefits that have previously been reported as other long-term employee liabilities in certain countries in the Middle East and Africa region.

Present value of obligations include EUR 428 million (EUR 407 million in 2014) of wholly funded obligations, EUR 1 337 million (EUR 1 408 million in 2014) of partly funded obligations and EUR 75 million (EUR 69 million in 2014) of unfunded obligations.

Amounts included in personnel expenses in the consolidated income statement for the years ended December 31:

EURm	2015	2014	2013
Current service cost	46	39	44
Past service cost and gains and losses on curtailments	(5)	–	(5)
Net interest cost	9	7	11
Settlements	–	(1)	(4)
Other(1)	1	–	–
Total	51	45	46

(1)	Other includes administration costs that are deducted from plan assets.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	165

Notes to consolidated financial statements continued

Movements in pension remeasurements recognized in other comprehensive income for the years ended December 31:

EURm	2015	2014	2013
Return on plan assets (excluding interest income), gain	2	44	15
Changes in demographic assumptions, (loss)/gain	–	(1)	4
Changes in financial assumptions, gain/(loss)	114	(321)	93
Experience adjustments, (loss)/gain	–	(16)	6
Current year change in asset ceiling	(6)	4	(4)
Total	110	(290)	114

Actuarial assumptions

The principal actuarial weighted average assumptions used for determining the defined benefit obligation:

%	2015	2014
Discount rate for determining present values	3.0	2.6
Annual rate of increase in future compensation levels	2.6	1.9
Pension growth rate	1.3	1.4
Inflation rate	1.4	1.6

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. The discount rates and mortality tables used for the significant plans:

	2015	2014	2015
	Discount rate %		Mortality table
Germany	2.5	2.0	Richttafeln 2005 G
United Kingdom	3.6	3.5	S2PA table adjusted	(1)
India	7.8	7.9	IALM (2006-08)
Switzerland	0.7	0.9	BVG2010G
Total weighted average for all countries	3.0	2.6

(1)	Tables are adjusted down by one year for males and down by three years for females.

The sensitivity of the defined benefit obligation to changes in the principal assumptions:

		Increase in assumption (1)	Decrease in assumption	(1)
	Change in assumption	EURm	EURm
Discount rate for determining present values	1.0%	235	(299)
Annual rate of increase in future compensation levels	1.0%	(43)	36
Pension growth rate	1.0%	(169)	165
Inflation rate	1.0%	(192)	186
Life expectancy	1 year	(54)	54

(1)	Positive movement indicates a reduction in the defined benefit obligation; a negative movement indicates an increase in the defined benefit obligation.

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

166	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

Disaggregation of plan assets

	2015				2014
EURm	Quoted	Unquoted	Total	%	Quoted	Unquoted	Total	%
Equity securities	348		348	24	296		296	22
Debt securities	627	98	725	51	665	104	769	55
Insurance contracts		78	78	5		74	74	5
Real estate		77	77	5		68	68	5
Short-term investments	124	9	133	9	108		108	8
Others		90	90	6		72	72	5
Total	1 099	352	1 451	100	1 069	318	1 387	100

All short-term investments including cash, equities and nearly all fixed-income securities have quoted market prices in active markets. Equity securities represent investments in equity funds and direct investments, which have quoted market prices in an active market. Debt securities represent investments in government and corporate bonds, as well as investments in bond funds, which have quoted market prices in an active market. Debt securities may also comprise investments in funds and direct investments. Real estate investments are investments in real estate funds which invest in a diverse range of real estate properties. Insurance contracts are customary pension insurance contracts structured under domestic law in the respective countries. Short-term investments are liquid assets or cash which are being held for a short period of time, with the primary purpose of controlling the tactical asset allocation. Other includes commodities as well as alternative investments, including derivative financial instruments.

The pension plan assets include a self-investment through a loan provided by one of the Group’s German pension funds of EUR 69 million (EUR 69 million in 2014). Refer to Note 34, Related party transactions.

Future cash flows

Employer contributions expected to be made in 2016 are EUR 29 million. The weighted average duration of the defined benefit obligations is 15 years at December 31, 2015.

The expected maturity analysis of undiscounted benefits paid from the defined benefit plans of the Continuing operations:

EURm	2016	2017	2018	2019	2020	2021-2025
Pension benefits	64	47	48	72	46	285

9. Depreciation and amortization by function

EURm	2015	2014	2013
Continuing operations
Cost of sales	55	40	56
Research and development expenses(1)	122	107	120
Selling, general and administrative expenses(2)	109	93	143
Total	286	240	319

(1)	Includes amortization of acquired intangible assets of EUR 35 million (EUR 32 million in 2014 and EUR 20 million in 2013).
(2)	Includes amortization of acquired intangible assets of EUR 44 million (EUR 35 million in 2014 and EUR 80 million in 2013).

NOKIA ANNUAL REPORT ON FORM 20-F 2015	167

Notes to consolidated financial statements continued

10. Impairment

Continuing operations

Goodwill

The goodwill impairment assessment for the Nokia Networks Radio Access Networks group of CGUs in Mobile Broadband and Global Services group of CGUs was carried out at November 30, 2015 (November 30 in 2014).

The carrying value of goodwill allocated to the Group’s CGUs at the impairment testing date:

EURm	2015	2014
Global Services	124	106
Radio Access Networks in Mobile Broadband	115	96

The recoverable amounts of the Group’s CGUs were determined using the fair value less costs of disposal method. In the absence of observable market prices, the recoverable amounts were estimated based on an income approach, specifically a discounted cash flow model. The valuation method is in line with the previous year. The cash flow projections used in calculating the recoverable amounts are based on financial plans approved by management covering an explicit forecast period of five years and reflect the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date. The level of fair value hierarchy within which the fair value measurement is categorized is level 3. Refer to Note 19, Fair value of financial instruments for the fair value hierarchy.

The key assumptions applied in the impairment testing analysis for the CGUs:

	2015	2014	2015	2014
	Radio Access Networks group
Key assumption %	of CGUs in Mobile Broadband		Global Services group of CGUs
Terminal growth rate	1.0	2.6	1.0	1.6
Post-tax discount rate	9.2	9.4	8.7	9.1

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

Management has determined the discount rate and the terminal growth rate to be the key assumptions for the Nokia Networks Radio Access Networks group of CGUs and the Global Services group of CGUs. The recoverable amounts calculated based on the sensitized assumptions do not indicate impairment in 2015 or 2014. Further, no reasonably possible changes in other key assumptions on which the Group has based its determination of the recoverable amounts would result in impairment in 2015 or 2014.

In 2014, the Group recorded an impairment charge of EUR 1 209 million relating to the discontinued HERE CGU. Refer to Note 3, Disposals treated as Discontinued operations.

Other non-current assets

Impairment charges by asset category:

EURm	2015	2014	2013
Property, plant and equipment	–	–	12
Available-for-sale investments	11	15	8
Total	11	15	20

Property, plant and equipment

In 2013, Nokia Networks recognized an impairment charge of EUR 6 million following the remeasurement of the Optical Networks disposal group at fair value less cost of disposal. In 2013, the Group recognized impairment losses of EUR 6 million relating to certain properties attributable to Group Common Functions.

Available-for-sale investments

The Group recognized an impairment charge of EUR 11 million (EUR 15 million in 2014 and EUR 8 million in 2013) as certain equity securities held as available-for-sale suffered a significant or prolonged decline in fair value. These charges are recorded in Other expenses and Financial income and expenses.

168	NOKIA ANNUAL REPORT ON FORM 20-F 2015

11. Other income and expenses

EURm	2015	2014	2013
Continuing operations
Other income
Realized gains from unlisted venture funds	144	18	97
VAT and other indirect tax refunds and social security credits	17	7	7
Profit on sale of other property, plant and equipment	8	7	26
Divestment of businesses	8	8	–
Indemnification and settlement related to acquisition of businesses	8	–	–
Interest income from customer receivables and overdue payments	6	23	27
Compensation for litigation costs	6	–	–
Subsidies and government grants	4	15	6
Rental income	2	22	25
Foreign exchange gain on hedging forecasted sales and purchases	2	–	36
Gain on sale of real estate	–	8	6
Other miscellaneous income	31	27	42
Total	236	135	272
Other expenses
Restructuring and associated charges	(120)	(61)	(373)
Realized losses and expenses from unlisted venture funds	(47)	–	–
Foreign exchange loss on hedging forecasted sales and purchases	(22)	(15)	(24)
Sale of receivables transactions	(21)	(39)	(53)
Impairment charges	(11)	(13)	(13)
Loss on disposals and retirements of property, plant and equipment	(5)	(12)	(20)
Country and contract exit charges	(3)	–	(52)
VAT and other indirect tax write-offs and provisions	(3)	(15)	(37)
Contractual remediation costs	5	(31)	–
Valuation allowances for doubtful accounts	24	5	(30)
Environmental risk provision	–	(5)	–
Transaction costs related to the Sale of the D&S Business	–	4	(18)
Divestment of businesses	–	–	(157)
Other miscellaneous expenses	(20)	(47)	(8)
Total	(223)	(229)	(785)

NOKIA ANNUAL REPORT ON FORM 20-F 2015	169

Notes to consolidated financial statements continued

12. Financial income and expenses

EURm	2015	2014	2013
Continuing operations
Interest income on investments and loans receivable	31	50	107
Net interest expense on derivatives not under hedge accounting	(4)	(4)	(4)
Interest expense on financial liabilities carried at amortized cost(1)	(135)	(387)	(319)
Net realized gains on disposal of fixed income available-for-sale financial investments	2	1	2
Net fair value (losses)/gains on investments at fair value through profit and loss	(2)	20	(29)
Net (losses)/gains on other derivatives designated at fair value through profit and loss	(5)	(20)	32
Net fair value gains/(losses) on hedged items under fair value hedge accounting	7	(18)	69
Net fair value (losses)/gains on hedging instruments under fair value hedge accounting	(12)	17	(62)
Net foreign exchange gains/(losses):
From foreign exchange derivatives designated at fair value through profit and loss	239	162	(28)
From the revaluation of statement of financial position	(315)	(223)	(73)
Other financial income(2)	31	15	48
Other financial expenses	(14)	(14)	(20)
Total	(177)	(401)	(277)

(1)	In 2014, interest expense includes a one-time non-cash charge of EUR 57 million relating to the repayment of the EUR 1.5 billion convertible bonds issued to Microsoft when the Sale of the D&S Business was completed and one-time expenses of EUR 123 million relating to the redemption of materially all Nokia Networks borrowings.
(2)	Includes distributions of EUR 25 million (EUR 14 million in 2014 and EUR 44 million in 2013) from private venture funds held as non-current available-for-sale investments.

13. Income tax

EURm	2015	2014	2013
Continuing operations
Current tax	(258)	(300)	(321)
Deferred tax	(88)	2 019	50
Total	(346)	1 719	(271)
Finnish entities	(179)	1 841	(87)
Entities in other countries	(167)	(122)	(184)
Total	(346)	1 719	(271)

Reconciliation of the difference between income tax computed at the statutory rate in Finland of 20% (20% in 2014 and 24.5% in 2013) and income tax recognized in the consolidated income statement is as follows:

EURm	2015	2014	2013
Income tax expense at statutory rate	(308)	(200)	(98)
Permanent differences	16	(41)	34
Non-creditable withholding taxes	(17)	(31)	(35)
Income taxes for prior years	6	(14)	1
Income taxes on foreign subsidiaries’ profits in excess of income taxes at statutory rate	(50)	(47)	(7)
Effect of deferred tax assets not recognized(1)	(35)	(26)	(137)
Benefit arising from previously unrecognized deferred tax assets(2)	38	2 081	–
Net decrease/(increase) in uncertain tax positions	4	–	(13)
Change in income tax rates	–	(1)	(7)
Income taxes on undistributed earnings	(7)	–	(6)
Other	7	(2)	(3)
Total income tax (expense)/benefit	(346)	1 719	(271)

Tax charged/(credited) to equity	5	(7)	6

(1)	In 2013, relates primarily to Nokia Networks’ Finnish and German unrecognized deferred tax assets.
(2)	In 2014, relates primarily to the Group’s Finnish tax losses, unused tax credits and temporary differences for which deferred tax was re-recognized.

170	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Current income tax liabilities and assets include net EUR 394 million (EUR 387 million in 2014) related to uncertain tax positions with inherently uncertain timing of cash outflows.

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

In 2013, the tax authorities in India commenced an investigation into withholding tax in respect of payments by Nokia India Private Limited to Nokia Corporation for the supply of operating software. Subsequently, the authorities extended the investigation to other related tax consequences and issued orders and made certain assessments. The litigation and assessment proceedings are pending. The Group has denied all such allegations and continues defending itself in various Indian litigation proceedings and under both Indian and international law, while extending its full cooperation to the authorities.

14. Deferred taxes

	2015			2014
	Deferred	Deferred		Deferred	Deferred
EURm	tax assets	tax liabilities	Net balance	tax assets	tax liabilities	Net balance
Tax losses carried forward and unused tax credits	916	–		967	–
Undistributed earnings	–	(15)		–	(18)
Intangible and tangible assets	1 321	(154)		1 254	(188)
Prepaid pension cost	1	(9)		2	(18)
Other non-current assets	4	(12)		12	(9)
Inventories	85	(6)		142	(10)
Other current assets	43	(41)		75	(12)
Defined benefit pension liabilities	154	(3)		183	(9)
Other non-current liabilities	1	(2)		–	(11)
Provisions	106	(3)		159	(34)
Other current liabilities	191	(33)		220	(25)
Other temporary differences	29	–		11	(3)
Total before netting	2 851	(278)	2 573	3 025	(337)	2 688
Reclassification due to netting of deferred tax assets and liabilities	(217)	217	–	(305)	305	–
Total after netting	2 634	(61)	2 573	2 720	(32)	2 688

NOKIA ANNUAL REPORT ON FORM 20-F 2015	171

Notes to consolidated financial statements continued

Amount of temporary differences, tax losses carried forward and tax credits for which no deferred tax asset was recognized due to uncertainty of utilization:

EURm	2015	2014
Temporary differences	334	1 115
Tax losses carried forward	1 057	1 422
Tax credits	21	13
Total(1)	1 412	2 550

(1)	The decrease from 2014 in temporary differences and tax losses carried forward for which no deferred tax asset is recognized is due to the Sale of the HERE Business. 2014 comparative corrected to include certain temporary differences.

The recognition of the remaining deferred tax assets is supported by offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. Majority of recognized deferred tax assets relate to the Group’s Finnish tax losses, unused tax credits and temporary differences for which deferred tax was re-recognized in 2014, as the Group re-established a pattern of sufficient tax profitability in Finland to utilize the cumulative losses, foreign tax credits and temporary differences.

Expiry of tax losses carried forward and unused tax credits:

	2015			2014
EURm	Recognized	Unrecognized	Total	Recognized	Unrecognized	Total
Tax losses carried forward
Within 10 years	1 742	740	2 482	1 437	778	2 215
Thereafter	174	–	174	122	261	383
No expiry	280	317	597	232	383	615
Total	2 196	1 057	3 253	1 791	1 422	3 213
Tax credits
Within 10 years	434	14	448	536	13	549
Thereafter	42	–	42	33	–	33
No expiry	–	7	7	–	–	–
Total	476	21	497	569	13	582

The Group has undistributed earnings of EUR 769 million (EUR 732 million in 2014) for which no deferred tax liability has been recognized as these earnings will not be distributed in the foreseeable future.

172	NOKIA ANNUAL REPORT ON FORM 20-F 2015

15. Earnings per share

	2015	2014	2013
	EURm	EURm	EURm
Basic
Profit/(loss) attributable to equity holders of the parent
Continuing operations	1 192	2 710	273
Discontinued operations	1 274	752	(888)
Total	2 466	3 462	(615)
Diluted
Elimination of interest expense, net of tax, on convertible bonds, where dilutive	36	60	–
Profit/(loss) attributable to equity holders of the parent adjusted for the effect of dilution
Continuing operations	1 228	2 770	273
Discontinued operations	1 274	752	(888)
Total	2 502	3 522	(615)
	000s shares	000s shares	000s shares
Basic
Weighted average number of shares in issue	3 670 934	3 698 723	3 712 079
Effect of dilutive securities
Restricted shares and other	4 253	14 419	19 307
Performance shares	3 179	1 327	–
Stock options	1 971	3 351	1 978
	9 403	19 097	21 285
Assumed conversion of convertible bonds	268 975	413 782	–
	278 378	432 879	21 285
Diluted
Adjusted weighted average number of shares and assumed conversions
Continuing operations	3 949 312	4 131 602	3 733 364
Discontinued operations	3 949 312	4 131 602	3 712 079
Total	3 949 312	4 131 602	3 712 079

Earnings per share to equity holders of the parent	EUR	EUR	EUR
Basic earnings per share
Continuing operations	0.32	0.73	0.07
Discontinued operations	0.35	0.20	(0.24)
Profit/(loss) for the year	0.67	0.94	(0.17)
Diluted earnings per share
Continuing operations	0.31	0.67	0.07
Discontinued operations	0.32	0.18	(0.24)
Profit/(loss) for the year	0.63	0.85	(0.17)

Basic earnings per share is calculated by dividing the profit/loss attributable to equity holders of the parent by the weighted average number of shares outstanding during the year, excluding shares purchased by the Group and held as treasury shares. Diluted earnings per share is calculated by adjusting the profit/loss attributable to equity holders of the parent to eliminate the interest expense of dilutive convertible bonds and by adjusting the weighted average number of shares outstanding with the dilutive effect of stock options, restricted shares and performance shares outstanding during the period as well as the assumed conversion of convertible bonds.

There are no restricted shares outstanding in 2015 and 2014 (19 million in 2013) that could potentially have a dilutive impact in the future but are excluded from the calculation as they are determined to be anti-dilutive.

4 million performance shares (fewer than 1 million in 2014 and 4 million in 2013) have been excluded from the calculation of diluted shares as contingency conditions have not been met.

Stock options equivalent to fewer than 1 million shares (2 million in 2014 and 16 million in 2013) have been excluded from the calculation of diluted shares as they are determined to be anti-dilutive.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	173

Notes to consolidated financial statements continued

In 2014, convertible bonds issued to Microsoft in September 2013 were fully redeemed as a result of the closing of the Sale of the D&S Business. 116 million potential shares were included in the calculation of diluted shares to reflect the part-year effect of these convertible bonds. In 2013, the potential shares were excluded from the calculation of diluted shares as they were determined to be antidilutive. If fully converted, these potential shares would have resulted in the issuance of 368 million shares.

In 2015, the Group exercised its option to redeem the EUR 750 million convertible bonds at their original amount plus accrued interest. Virtually all bondholders elected to convert their convertible bonds into Nokia shares before redemption. 269 million potential shares have been included in the calculation of diluted shares to reflect the part-year effect of these convertible bonds. In 2014, the conversion price was increased and 298 million potential shares were included in the calculation of diluted shares as they were determined to be dilutive. Voluntary conversion of the entire bond would have resulted in the issue of 307 million shares in 2014. In 2013, 287 million potential shares were excluded from the calculation of diluted shares because they were determined to be antidilutive.

16. Intangible assets

EURm	2015	2014
Goodwill
Acquisition cost at January 1	5 770	5 293
Translation differences	350	401
Acquisitions through business combinations	7	76
Disposals(1)	(4 982)	–
Acquisition cost at December 31	1 145	5 770
Accumulated impairment charges at January 1	(3 207)	(1 998)
Disposals(1)	2 299	–
Impairment charges	–	(1 209)
Accumulated impairment charges at December 31	(908)	(3 207)
Net book value at January 1	2 563	3 295
Net book value at December 31	237	2 563
Other intangible assets
Acquisition cost at January 1	5 646	5 214
Translation differences	382	334
Additions	26	32
Acquisitions through business combinations	56	77
Disposals and retirements(1)	(2 973)	(11)
Acquisition cost at December 31	3 137	5 646
Accumulated amortization at January 1	(5 296)	(4 918)
Translation differences	(350)	(290)
Disposals and retirements(1)	2 934	10
Amortization	(102)	(98)
Accumulated amortization at December 31	(2 814)	(5 296)
Net book value at January 1	350	296
Net book value at December 31	323	350

(1)	In 2015, disposals and retirements include goodwill with acquisition cost of EUR 4 982 million and accumulated impairment of EUR 2 299 million and other intangible assets with acquisition cost of EUR 2 892 million and accumulated amortization of EUR 2 853 million disposed as part of the Sale of the HERE Business.

Other intangible assets include customer relationships with a net book value of EUR 132 million (EUR 177 million in 2014), developed technology with a net book value of EUR 126 million (EUR 99 million in 2014), and licenses to use tradename and trademark with a net book value of EUR 9 million (EUR 10 million in 2014). The remaining amortization periods range from approximately two to six years for customer relationships, two to seven years for developed technology and six years for licenses to use tradename and trademark.

174	NOKIA ANNUAL REPORT ON FORM 20-F 2015

17. Property, plant and equipment

	Buildings and	Machinery and	Other tangible	Assets under
EURm	constructions	equipment	assets	construction	Total
Acquisition cost at January 1, 2014	336	1 748	40	24	2 148
Transfer from assets held for sale	76	3	4	–	83
Translation differences	25	103	–	1	129
Additions	28	205	–	15	248
Acquisitions through business combinations	–	2	–	–	2
Reclassifications	12	6	1	(21)	(2)
Disposals and retirements	(39)	(213)	(4)	–	(256)
Acquisition cost at December 31, 2014	438	1 854	41	19	2 352
Accumulated depreciation at January 1, 2014	(157)	(1 404)	(21)	–	(1 582)
Translation differences	(13)	(75)	1	–	(87)
Disposals and retirements	30	202	–	–	232
Depreciation	(40)	(157)	(2)	–	(199)
Accumulated depreciation at December 31, 2014	(180)	(1 434)	(22)	–	(1 636)
Net book value at January 1, 2014	179	344	19	24	566
Net book value at December 31, 2014	258	420	19	19	716
Acquisition cost at January 1, 2015	438	1 854	41	19	2 352
Translation differences	32	134	1	–	167
Additions	62	186	15	16	279
Acquisitions through business combinations	2	5	–	–	7
Reclassifications	12	4	–	(16)	–
Disposals and retirements(1)	(119)	(437)	(16)	(4)	(576)
Acquisition cost at December 31, 2015	427	1 746	41	15	2 229
Accumulated depreciation at January 1, 2015	(180)	(1 434)	(22)	–	(1 636)
Translation differences	(18)	(114)	(1)	–	(133)
Disposals and retirements(1)	71	365	16	–	452
Depreciation	(47)	(168)	(2)	–	(217)
Accumulated depreciation at December 31, 2015	(174)	(1 351)	(9)	–	(1 534)
Net book value at January 1, 2015	258	420	19	19	716
Net book value at December 31, 2015	253	395	32	15	695

(1)	In 2015, disposals and retirements include buildings and constructions with acquisition cost of EUR 81 million and accumulated depreciation of EUR 35 million, machinery and equipment with acquisition cost of EUR 305 million and accumulated depreciation of EUR 239 million and assets under construction with acquisition cost of EUR 3 million disposed as part of the Sale of the HERE Business.

In 2014, the tax authorities in India placed a lien which prohibited the Group from transferring the mobile devices-related facility in Chennai to Microsoft as part of the Sale of the D&S Business.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	175

Notes to consolidated financial statements continued

18. Investments in associated companies and joint ventures

EURm	2015	2014
Net carrying amount at January 1	51	65
Translation differences	6	5
Deductions	–	(7)
Share of results(1)	29	(12)
Dividends	(2)	–
Net carrying amount at December 31	84	51

(1)	In 2015, the Group recorded a correction which increased the results of associated companies and joint ventures by EUR 25 million. The correction related to the results of a joint venture for the fourth quarter of 2014. The Group had historically accounted for the results of the joint venture in arrears as the results have not been material. The Group evaluated these items in relation to the current period as well as the periods in which they originated and determined that the corrections are immaterial to the consolidated financial statements in all periods.

Shareholdings in associated companies and joint ventures comprise investments in unlisted companies.

19. Fair value of financial instruments

							Fair
	Carrying amounts						value	(1)
			Financial
	Current	Non-current	instruments at	Loans and	Financial
	available-	available-	fair value	receivables	liabilities
	for-sale	for-sale	through profit	measured at	measured at
EURm	financial assets	financial assets	or loss	amortized cost	amortized cost	Total	Total
2015
Available-for-sale investments, publicly quoted equity shares		16				16	16
Available-for-sale investments, carried at fair value		703				703	703
Available-for-sale investments, carried at cost less impairment		285				285	285
Long-term loans receivable				49		49	39
Accounts receivable				3 913		3 913	3 913
Current portion of long-term loans receivable				21		21	21
Other current financial assets			96	11		107	107
Investments at fair value through profit and loss, liquid assets			687			687	687
Available-for-sale investments, liquid assets carried at fair value	2 167					2 167	2 167
Cash and cash equivalents carried at fair value	6 995					6 995	6 995
Total financial assets	9 162	1 004	783	3 994	–	14 943	14 933
Long-term interest-bearing liabilities					2 023	2 023	2 100
Current portion of long-term interest-bearing liabilities					1	1	1
Short-term borrowings					50	50	50
Other financial liabilities			114		8	122	122
Accounts payable					1 910	1 910	1 910
Total financial liabilities	–	–	114	–	3 992	4 106	4 183

(1)	For items not carried at fair value, the following fair value measurement methods are used. The fair value is estimated to equal the carrying amount for available-for-sale investments carried at cost less impairment for which it is not possible to estimate fair value reliably as there is no active market for these private fund investments. These assets are tested for impairment annually using a discounted cash flow analysis. The fair value of loans receivable and loans payable is estimated based on the current market values of similar instruments (level 2). The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to equal the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity. Refer to Note 1, Accounting principles.

176	NOKIA ANNUAL REPORT ON FORM 20-F 2015

							Fair
	Carrying amounts						value	(1)
			Financial
	Current	Non-current	instruments at	Loans and	Financial
	available-	available-	fair value	receivables	liabilities
	for-sale	for-sale	through profit	measured at	measured at
EURm	financial assets	financial assets	or loss	amortized cost	amortized cost	Total	Total
2014
Available-for-sale investments, publicly quoted equity shares		14				14	14
Available-for-sale investments, carried at fair value		570				570	570
Available-for-sale investments, carried at cost less impairment		244				244	244
Long-term loans receivable				34		34	28
Accounts receivable				3 430		3 430	3 430
Current portion of long-term loans receivable				1		1	1
Other current financial assets			241	25		266	266
Investments at fair value through profit and loss, liquid assets			418			418	418
Available-for-sale investments, liquid assets carried at fair value	2 127					2 127	2 127
Cash and cash equivalents carried at fair value	5 170					5 170	5 170
Total financial assets	7 297	828	659	3 490	–	12 274	12 268
Long-term interest-bearing liabilities					2 576	2 576	4 058
Current portion of long-term interest-bearing liabilities					1	1	1
Short-term borrowings					115	115	115
Other financial liabilities			174			174	174
Accounts payable					2 313	2 313	2 313
Total financial liabilities	–	–	174	–	5 005	5 179	6 661

(1)	For items not carried at fair value, the following fair value measurement methods are used. The fair value is estimated to equal the carrying amount for available-for-sale investments carried at cost less impairment for which it is not possible to estimate fair value reliably as there is no active market for these private fund investments. These assets are tested for impairment annually using a discounted cash flow analysis. The fair value of loans receivable and loans payable is estimated based on the current market values of similar instruments (level 2). The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to equal the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity. Refer to Note 1, Accounting principles.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	177

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

Items measured at fair value on a recurring basis at December 31:

	Instruments with	Valuation	Valuation
	quoted prices in	technique using	technique using
	active markets	observable data	non-observable
EURm	(level 1)	(level 2)	data (level 3)	Total
2015
Available-for-sale investments, publicly quoted equity shares	16	–	–	16
Available-for-sale investments, carried at fair value	1	14	688	703
Other current financial assets, derivatives(1)	–	96	–	96
Investments at fair value through profit and loss, liquid assets	687	–	–	687
Available-for-sale investments, liquid assets carried at fair value	2 156	11	–	2 167
Cash and cash equivalents carried at fair value	6 995	–	–	6 995
Total assets	9 855	121	688	10 664
Other financial liabilities, derivatives(1)	–	114	–	114
Total liabilities	–	114	–	114
2014
Available-for-sale investments, publicly quoted equity shares	14	–	–	14
Available-for-sale investments, carried at fair value	1	13	556	570
Other current financial assets, derivatives(1)	–	241	–	241
Investments at fair value through profit and loss, liquid assets	418	–	–	418
Available-for-sale investments, liquid assets carried at fair value	2 116	11	–	2 127
Cash and cash equivalents carried at fair value	5 170	–	–	5 170
Total assets	7 719	265	556	8 540
Other financial liabilities, derivatives(1)	–	174	–	174
Total liabilities	–	174	–	174

(1)	Refer to Note 20, Derivative financial instruments for the allocation between hedge accounted and non-hedge accounted derivatives.

The level 1 category includes financial assets and liabilities that are measured in whole or in significant part by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s-length basis. This category includes listed bonds and other securities, listed shares and exchange-traded derivatives.

The level 2 category includes financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions. These include assets and liabilities for which pricing is obtained via pricing services, but where prices have not been determined in an active market, financial assets with fair values based on broker quotes and assets that are valued using the Group’s own valuation models whereby the material assumptions are market observable. The majority of the Group’s over-the-counter derivatives and certain other instruments not traded in active markets are included within this category.

The level 3 category includes a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. The level 3 fair value is determined using one or more valuation techniques where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. For unlisted funds, the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate.

178	NOKIA ANNUAL REPORT ON FORM 20-F 2015

The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. The level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of the level 3 investments.

Reconciliation of the opening and closing balances on level 3 financial assets:

Other available-for-sale
investments carried
EURm	at fair value
At January 1, 2014	429
Net gain in income statement	5
Net gain in other comprehensive income	72
Purchases	78
Sales	(58)
Other transfers	30
At December 31, 2014	556
Net gain in income statement	96
Net gain in other comprehensive income	83
Purchases	70
Sales	(146)
Other transfers	29
At December 31, 2015	688

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business-driven. In other cases, the gains and losses are included in financial income and expenses. A net gain of EUR 4 million (net loss of EUR 2 million in 2014) related to level 3 financial instruments held at December 31, 2015 has been recognized in the consolidated income statement.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	179

Notes to consolidated financial statements continued

20. Derivative financial instruments

	Assets				Liabilities
EURm	Fair value	(1)	Notional	(2)	Fair value (1)	Notiona	l(2)
2015
Hedges on net investment in foreign subsidiaries:
Forward foreign exchange contracts	2		223		(5)	464
Currency options bought	–		106		–	–
Currency options sold	–		–		–	114
Cash flow hedges:
Forward foreign exchange contracts	4		844		(19)	880
Fair value hedges:
Interest rate swaps	52		301		–	–
Cash flow and fair value hedges:(3)
Cross-currency interest rate swaps	17		355		(5)	646
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	17		2 117		(31)	2 296
Currency options bought	4		350		–	–
Currency options sold	–		–		–	48
Interest rate swaps	–		–		(50)	646
Other derivatives	–		–		(4)	37
Total	96		4 296		(114)	5 131
2014
Hedges on net investment in foreign subsidiaries:
Forward foreign exchange contracts	3		217		(56)	1 813
Currency options bought	–		78		–	–
Currency options sold	–		–		(1)	83
Cash flow hedges:
Forward foreign exchange contracts	–		–		(14)	742
Fair value hedges:
Interest rate swaps	72		382		–	–
Cash flow and fair value hedges:(3)
Cross-currency interest rate swaps	63		378		–	–
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss:
Forward foreign exchange contracts	101		3 779		(68)	2 364
Currency options bought	2		397		–	–
Currency options sold	–		–		–	62
Interest rate swaps	–		–		(35)	372
Total	241		5 231		(174)	5 436

(1)	Included in other financial assets and other financial liabilities in the consolidated statement of financial position.
(2)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk as the exposure of certain contracts may be offset by that of other contracts.
(3)	Cross-currency interest rate swaps have been designated partly as fair value hedges and partly as cash flow hedges.

180	NOKIA ANNUAL REPORT ON FORM 20-F 2015

21. Inventories

EURm	2015	2014
Raw materials, supplies and other	102	228
Work in progress	404	441
Finished goods	508	606
Total	1 014	1 275

The cost of inventories recognized as an expense during the year, included in cost of sales, is EUR 3 132 million (EUR 3 156 million in 2014 and EUR 2 875 million in 2013).

Movements in allowances for excess and obsolete inventory for the years ended December 31:

EURm	2015	2014	2013
At January 1	204	178	471
Transfer to assets of disposal groups classified as held for sale	–	–	(192)
Charged to income statement	71	107	39
Deductions(1)	(80)	(81)	(140)
At December 31	195	204	178

(1)	Deductions include utilization and releases of allowances.

22. Allowances for doubtful accounts

Movements in allowances for doubtful accounts for the years ended December 31:

EURm	2015	2014	2013
At January 1	103	124	248
Transfer to Discontinued operations	(7)	–	–
Transfer to assets of disposal groups classified as held for sale	–	–	(120)
Charged to income statement	13	24	40
Deductions(1)	(47)	(45)	(44)
At December 31	62	103	124

(1)	Deductions include utilization and releases of allowances.

23. Prepaid expenses and accrued income

EURm	2015	2014
Social security, VAT and other indirect taxes	258	362
Divestment-related receivables	160	206
Deposits	83	59
Deferred cost of sales	28	30
Accrued revenue	21	2
Prepaid insurances	21	22
Accrued and prepaid interest	17	37
Prepaid rental expenses	15	20
Other	146	175
Total	749	913

NOKIA ANNUAL REPORT ON FORM 20-F 2015	181

Notes to consolidated financial statements continued

24. Shares of the Parent Company

Shares and share capital

Nokia Corporation (“Parent Company”) has one class of shares. Each share entitles the holder to one vote at General Meetings. At December 31, 2015, the share capital of Nokia Corporation is EUR 245 896 461.96 and the total number of shares issued is 3 992 863 716. At December 31, 2015, the total number of shares includes 53 668 695 shares owned by Group companies representing 1.3% of share capital and total voting rights. Under the Nokia Articles of Association, Nokia Corporation does not have minimum or maximum share capital or share par value.

On February 4, 2015, the Parent Company cancelled 66 903 682 shares.

In 2015, under the authorization held by the Board of Directors and in line with the capital structure optimization program, the Parent Company repurchased 24 516 089 shares representing approximately 0.6% of share capital and total voting rights. The price paid for the shares was based on the current market price of the Nokia share on the securities market at the time of the repurchase.

On January 7, 2016, in connection with the transaction with Alcatel Lucent, the Parent Company issued, under the authorization granted to the Board of Directors in the Extraordinary General Meeting held on December 2, 2015, a total of 1 455 678 563 new Nokia shares as consideration for the Alcatel Lucent securities tendered into the initial Public Exchange Offers made in France and the United States. On February 12, 2016, after the offers were reopened and settled in France and the United States, the Parent Company issued, under the authorization granted to the Board of Directors in the Extraordinary General Meeting held on December 2, 2015, a total of 320 701 193 new Nokia shares as consideration for the Alcatel Lucent securities tendered into the reopened Public Exchange Offers.

Authorizations

Authorization to issue shares and special rights entitling to shares

At the Annual General Meeting held on June 17, 2014, the shareholders authorized the Board of Directors to issue a maximum of 740 million shares through one or more issues of shares or special rights entitling to shares. The Board of Directors may issue either new shares or shares held by the Parent Company. The authorization includes the right for the Board of Directors to resolve on all the terms and conditions of such share and special rights issuances, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board of Directors. The authorization that would have been effective until December 17, 2015 was terminated by the resolution of the Annual General Meeting on May 5, 2015.

At the Annual General Meeting held on May 5, 2015, the shareholders authorized the Board of Directors to issue a maximum of 730 million shares through one or more issues of shares or special rights entitling to shares. The Board of Directors may issue either new shares or shares held by the Parent Company. The authorization includes the right for the Board of Directors to resolve on all the terms and conditions of such share and special rights issuances, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board of Directors. The authorization is effective until November 5, 2016.

At the Extraordinary General Meeting held on December 2, 2015, the shareholders authorized the Board of Directors to issue, in deviation from the shareholders’ pre-emptive right, a maximum of 2 100 million shares through one or more share issues. The authorization includes the right for the Board of Directors to resolve on all the terms and conditions of such share issuances. The authorization may be used to issue Parent Company shares to the holders of Alcatel Lucent shares, American depositary shares and convertible bonds as well as to beneficiaries of Alcatel Lucent employee equity compensation arrangements for the purpose of implementing the transaction with Alcatel Lucent, including the consummation of the public Exchange Offers made to Alcatel Lucent shareholders as well as other transactions contemplated by the memorandum of understanding between the Group and Alcatel Lucent, and/or otherwise to effect the combination of the Group and Alcatel Lucent. The authorization is effective until December 2, 2020.

In 2015, the Parent Company issued 1 042 016 new shares following the holders of stock options issued in 2011 and 2012 exercising their options.

On October 26, 2012, the Group issued a EUR 750 million convertible bond based on an authorization to issue shares and special rights entitling to shares, granted by the Annual General Meeting on May 6, 2010 and terminated by a resolution in the Annual General Meeting on May 7, 2013. The bonds had a five-year maturity and a 5.0% per annum coupon payable semi annually. The initial conversion price was EUR 2.6116, which was adjusted to EUR 2.44 per share on June 18, 2014 due to the distribution of ordinary and special dividends, as resolved by the Annual General Meeting on June 17, 2014. The conversion price was further adjusted to EUR 2.39 per share on May 6, 2015 due to the distribution of ordinary dividends, as resolved by the Annual General Meeting on May 5, 2015. The right to convert the bonds into shares commenced on December 6, 2012 and ends on October 18, 2017. Bond terms and conditions require conversion price adjustments following dividend distributions.

182	NOKIA ANNUAL REPORT ON FORM 20-F 2015

In 2015 and until October 2015, due to the bondholders exercising their conversion rights, a total of 40 983 Nokia shares were subscribed for and issued in deviation from the pre-emptive subscription right of the shareholders under the authorization held by the Board of Directors.

On October 8, 2015, the Group announced that it had decided to exercise its option to redeem the EUR 750 million convertible bond on November 26, 2015 at the principal amount outstanding plus accrued interest. Prior to the redemption, the bondholders had the option to convert their convertible bonds into Nokia shares at a conversion price of EUR 2.39. Due to the bondholders using their conversion right, a total of 313 640 153 Nokia shares were subscribed for and issued in deviation from the pre-emptive subscription right of the shareholders under the authorization held by the Board of Directors. On the redemption date, November 26, 2015, the outstanding amount of convertible bonds, EUR 200 000, was redeemed at their principal amount plus accrued unpaid interest.

At December 31, 2015, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on June 17, 2014, the shareholders authorized the Board of Directors to repurchase a maximum of 370 million Nokia shares. The amount corresponds to less than 10% of the total number of Nokia shares. The shares may be repurchased in order to develop the capital structure of the Parent Company and are expected to be cancelled. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Parent Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization that would have been effective until December 17, 2015 was terminated by the resolution of the Annual General Meeting on May 5, 2015.

At the Annual General Meeting held on May 5, 2015, the shareholders authorized the Board of Directors to repurchase a maximum of 365 million shares. The amount corresponds to less than 10% of the total number of Parent Company’s shares. The shares may be repurchased in order to optimize the capital structure of the Parent Company, to finance or carry out acquisitions or other arrangements, to settle the Parent Company’s equity-based incentive plans or to be transferred for other purposes. The authorization is effective until November 5, 2016.

25. Share-based payment

The Group has several equity-based incentive programs for employees. The plans include performance share plans, restricted share plans, employee share purchase plans, and stock option plans. Both executives and employees participate in these programs. The global equity-based incentive programs are offered to employees of Nokia Networks (from 2014), Nokia Technologies and Group Common Functions. The global equity-based incentive programs were offered to the employees of HERE until 2015 and Devices & Services until 2013. The equity-based incentive grants are generally conditional on continued employment as well as the fulfillment of the performance, service and other conditions determined in the relevant plan rules. The share-based payment expense for all equity-based incentive grants for Continuing operations amounts to EUR 67 million (EUR 53 million in 2014 and EUR 37 million in 2013). The share-based payment expense for all equity-based incentive grants related to Discontinued operations is EUR 10 million (EUR 20 million for 2014 and EUR 20 million in 2013). In 2015, at the closing date of the Sale of the HERE Business, all unvested equity grants held by HERE employees were forfeitted. In 2015, the share-based payment expense for Discontinued operations includes a separately agreed liability for the cash settlement of HERE equity grants that were to vest in January 2016.

Performance shares

In 2015, the Group administered four global performance share plans, the Performance Share Plans of 2012, 2013, 2014 and 2015. The performance shares represent a commitment by the Group to deliver Nokia shares to employees at a future point in time, subject to the fulfillment of predetermined performance criteria. In the Performance Share Plan of 2015, performance shares were granted with defined performance criteria and included a minimum payout amount guarantee. As a result of the minimum payout amount defined in the terms and conditions of the 2015 Plan, at the end of the performance period, the number of shares to be settled following the restriction period will start at a minimum of 50% of the granted amount at threshold. The threshold number of performance shares at threshold is the amount of performance shares granted to an individual that will be settled if the threshold performance with respect to one performance criterion is achieved. Any additional payout beyond the minimum amount will be determined based on the financial performance against the established performance criteria during the two-year performance period. At maximum performance, the settlement amounts to four times the amount at threshold.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	183

Notes to consolidated financial statements continued

Global performance share plans at December 31:

	Performance shares	Confirmed payout
Plan	outstanding at threshold	(% of threshold)	Performance period	Restriction period	(1)	Settlement year
2012	–	0%, no settlement	2012-2013	2014		2015
2013	569 829	173%	2013-2014	2015		2016
2014	5 282 838	251%	2014-2015	2016		2017
2015	5 611 758		2015-2016	2017		2018

(1)	Restriction period ends on the first day of the year following the restriction period.

Performance criteria for the year ended December 31:

Performance criteria		Threshold performance	Maximum performance	Weight
2015 Plan
Nokia Group employees	Average annual non-IFRS(1) net sales (Nokia Group)	EURm 12 389	EURm 14 736	50%
	Average annual diluted non-IFRS(1) EPS (Nokia Group)	EUR 0.23	EUR 0.37	50%
HERE employees(2)	Average annual non-IFRS(1) net sales (HERE)	EURm 954	EURm 1 134	50%
	Average annual non-IFRS(1) operating profit (HERE)	EURm 67	EURm 172	25%
	Average annual diluted non-IFRS(1) EPS (Nokia Group)	EUR 0.23	EUR 0.37	25%
2014 Plan
Nokia Group employees	Average annual non-IFRS(1) net sales (Nokia Group)	EURm 11 135	EURm 15 065	50%
	Average annual diluted non-IFRS(1) EPS (Nokia Group)	EUR 0.11	EUR 0.38	50%
HERE employees(2)	Average annual non-IFRS(1) net sales (HERE)	EURm 950	EURm 1 150	50%
	Average annual non-IFRS(1) operating profit (HERE)	EURm 0	EURm 130	25%
	Average annual diluted non-IFRS(1) EPS (Nokia Group)	EUR 0.11	EUR 0.38	25%

(1)	Non-IFRS measures exclude goodwill impairment charges, intangible asset amortization and items related to purchase price allocation, as well as restructuring-related costs, costs related to the Alcatel Lucent transaction and certain other items that may not be indicative of the Group’s underlying business.
(2)	In 2015, Performance Share Plans for HERE employees were forfeited as a result of the Sale of the HERE Business.

Until the shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship with the Group terminates prior to vesting. Unvested performance shares for employees transferred with the Sale of the HERE Business in 2015 and for employees who were transferred to Microsoft following the Sale of the D&S Business in 2014 have been forfeited.

Restricted shares

In 2015, the Group administered four global restricted share plans: the Restricted Share Plan 2012, 2013, 2014 and 2015. The Restricted Share Plan 2015 introduced a new vesting schedule for the 2015 Plan year as well as any future plans. The vesting schedule for plans prior to the 2015 Plan was 36 months following the grant quarter. The new vesting schedule for the 2015 Plan introduces tranche vesting with one third of granted instruments vesting in each of the plan’s 3-year duration. Restricted shares are granted for exceptional retention and recruitment purposes to ensure the Group is able to retain and recruit talent critical to its future success. Until the shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the restricted shares. The restricted share grants are generally forfeited if the employment relationship with the Group terminates prior to vesting. Unvested restricted shares for employees transferred with the Sale of the HERE Business in 2015 and employees that were transferred to Microsoft following the Sale of the D&S Business in 2014 have been forfeited.

184	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Active share-based payment plans by instrument

	Performance shares outstanding at threshold(1)			Restricted shares outstanding(1)
	Number of	Weighted average grant		Number of	Weighted average grant
	performance	date fair value		restricted	date fair value
	shares at threshold	EUR	(2)	shares outstanding	EUR	(2)
At January 1, 2013	8 574 085			23 680 532
Granted	6 696 241	2.96		12 347 931	3.05
Forfeited	(1 512 710)			(3 490 913)
Vested(3)	(2 767 412)			(2 180 700)
At December 31, 2013	10 990 204			30 356 850
Granted	6 967 365	6.07		1 013 466	5.62
Forfeited	(9 338 036)			(19 546 605)
Vested	(2 500)			(4 228 306)
At December 31, 2014	8 617 033			7 595 405
Granted	6 776 996	5.78		342 200	6.22
Forfeited	(3 929 604)			(3 880 221)
Vested	–			(1 952 910)
At December 31, 2015(4)	11 464 425			2 104 474

(1)	Includes performance and restricted shares granted under other than global equity plans.
(2)	The fair values of performance and restricted shares are estimated based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period.
(3)	Shares vested at 0% payout.
(4)	Includes 569 829 performance shares for the Performance Share Plan 2013 that vested on January 1, 2016, and 216 304 restricted shares granted in the fourth quarter under the Restricted Share Plan 2012.

Employee share purchase plan

The Group offers a voluntary Employee Share Purchase Plan to employees working for Nokia Networks (from 2015), Nokia Technologies and Group Common Functions. The voluntary Employee Share Purchase Plan was offered to employees of HERE until 2015 and Devices & Services until 2013. Employees make contributions from their salary to purchase Nokia shares on a monthly basis during a 12-month savings period. One matching share is issued for every two purchased shares the employee still holds after the last monthly purchase has been made following the savings period. In 2015, 140 436 matching shares were issued as settlement to the participants of the Employee Share Purchase Plan 2014 (133 341 matching shares issued in 2014). Employees participating in the 2015 Plan who have transferred with the Sale of the HERE Business will receive a cash settlement in 2016 according to their accrued share purchases under the 2015 Plan. Employees who participated in the 2013 Plan who have transferred to Microsoft following the Sale of the D&S Business received a cash settlement in 2014 for their accrued share purchases under the 2013 Plan.

Legacy equity compensation programs

Stock options

In 2015, the Group administered two global stock option plans, the Stock Option Plans 2007 and 2011, approved by the shareholders at the Annual General Meeting in the year when the plan was launched. Stock option plans have not been granted since 2013 as compensation to Group employees.

Each stock option entitles the holder to subscribe for one new Nokia share. The stock options are not transferable and may be exercised for shares only. Shares will be eligible for dividends for the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the Trade Register. The stock option grants are generally forfeited if the employment relationship with the Group is terminated. Unvested stock options held by employees transferred with the Sale of the HERE Business in 2015 and the employees who were transferred to Microsoft following the Sale of the D&S Business in 2014 have been forfeited.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	185

Notes to consolidated financial statements continued

Reconciliation of stock options outstanding and exercisable:

		Weighted	Weighted	Weighted			Weighted
		average exercise	average share	average grant		Number of	average exercise
	Number	price	price	date fair value		options	price
Shares under option(1)	of shares	EUR	EUR	EUR	(2)	exercisable	EUR
At January 1, 2013	25 846 368	5.95				5 616 112	11.96
Granted	8 334 200	2.77		1.23
Forfeited	(3 705 512)	4.06
Expired	(2 474 864)	14.78
At December 31, 2013	28 000 192	4.47				4 339 341	9.66
Exercised	(56 623)	5.75	6.69
Forfeited	(16 839 593)	3.39
Expired	(3 759 953)	9.94
At December 31, 2014	7 344 023	4.81				1 913 537	10.43
Exercised	(1 242 381)	3.79	6.44
Forfeited	(2 215 216)	2.48
Expired	(246 140)	8.07
At December 31, 2015	3 640 286	4.67				2 318 911	5.97

(1)	Includes stock options granted under other than global equity plans, excluding the Nokia Networks Equity Incentive Plan.
(2)	Fair value of stock options is calculated using the Black-Scholes model.

Nokia Networks equity incentive plan

Nokia Networks established in 2012 the Nokia Networks Equity Incentive Plan (“the Plan”), a share-based incentive program under which options for Nokia Solutions and Networks B.V. shares were granted to selected key employees and Nokia Networks’ senior management, some of whom became members of the Group Leadership Team in 2014. Following the Group’s acquisition of Siemens’ stake in Nokia Networks and the Sale of the D&S Business, the Board of Directors approved a modification to the Plan in 2014 to allow 30% of the options to vest on the third anniversary of the grant date, with the remainder of the options continuing to become exercisable on the fourth anniversary of the grant date, or earlier, in the event of a corporate transaction as defined in the Plan. The exercise price of the options is based on a per share value on grant as determined for the purposes of the Plan. The options are accounted for as a cash-settled share-based payment liability at December 31, 2015. The fair value of the liability is determined based on the estimated fair value of shares less the exercise price of the options on the reporting date. The total carrying amount of the Plan is EUR 73 million (EUR 80 million in 2014) and is included in accrued expenses and other liabilities in the consolidated statement of financial position.

26. Translation differences

	Translation differences			Net investment hedging			Total
EURm	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
At January 1, 2013	961	3	964	(269)	51	(218)	692	54	746
Exchange differences on translating foreign operations	(496)		(496)			–	(496)	–	(496)
Net investment hedging gains			–	114		114	114	–	114
Acquisition of non-controlling interests	42		42			–	42	–	42
Movements attributable to non-controlling interests	28		28			–	28	–	28
At December 31, 2013	535	3	538	(155)	51	(104)	380	54	434
Exchange differences on translating foreign operations	628		628			–	628	–	628
Transfer to income statement(1)	192		192			–	192	–	192
Net investment hedging losses			–	(187)	34	(153)	(187)	34	(153)
Transfer to income statement(1)			–	20	(15)	5	20	(15)	5
Movements attributable to non-controlling interests	(7)		(7)			–	(7)	–	(7)
At December 31, 2014	1 348	3	1 351	(322)	70	(252)	1 026	73	1 099
Exchange differences on translating foreign operations	671	1	672			–	671	1	672
Transfer to income statement(2)	(1 727)		(1 727)			–	(1 727)	–	(1 727)
Net investment hedging losses			–	(260)	53	(207)	(260)	53	(207)
Transfer to income statement(2)			–	582	(123)	459	582	(123)	459
Movements attributable to non-controlling interests	(4)		(4)			–	(4)	–	(4)
At December 31, 2015	288	4	292	–	–	–	288	4	292

(1)	Reclassified from other comprehensive income to the consolidated income statement primarily due to the Sale of the D&S Business.
(2)	Reclassified from other comprehensive income to the consolidated income statement primarily due to the Sale of the HERE Business.

186	NOKIA ANNUAL REPORT ON FORM 20-F 2015

27. Fair value and other reserves

	Pension remeasurements			Hedging reserve			Available-for-sale investments			Total
EURm	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
At January 1, 2013	(147)	19	(128)	(10)	–	(10)	131	2	133	(26)	21	(5)
Pension remeasurements:
Transfer to assets of disposal groups classified as held for sale(1)	31	(11)	20							31	(11)	20
Remeasurements of defined benefit plans	114	(6)	108							114	(6)	108
Cash flow hedges:
Transfer to assets of disposal groups classified as held for sale(1)				48		48				48	–	48
Net fair value gains				124		124				124	–	124
Transfer of gains to income statement as adjustment to net sales				(130)		(130)				(130)	–	(130)
Transfer of gains to income statement as adjustment to cost of sales				(23)		(23)				(23)	–	(23)
Available-for-sale investments:
Net fair value gains							139		139	139	–	139
Transfer to income statement on impairment							5		5	5	–	5
Transfer to income statement on disposal							(95)		(95)	(95)	–	(95)
Acquisition of non-controlling interest	(63)	3	(60)	44		44	(1)		(1)	(20)	3	(17)
Movements attributable to non-controlling interests	(28)	3	(25)	(6)		(6)				(34)	3	(31)
At December 31, 2013	(93)	8	(85)	47	–	47	179	2	181	133	10	143
Pension remeasurements:
Remeasurements of defined benefit plans	(290)	111	(179)							(290)	111	(179)
Cash flow hedges:
Net fair value losses				(20)	(5)	(25)				(20)	(5)	(25)
Transfer of (gains)/losses to income statement as adjustment to net sales				(25)	5	(20)				(25)	5	(20)
Available-for-sale investments:
Net fair value gains/(losses)							121	(4)	117	121	(4)	117
Transfer to income statement on impairment							15		15	15	–	15
Transfer to income statement on disposal							(29)		(29)	(29)	–	(29)
At December 31, 2014	(383)	119	(264)	2	–	2	286	(2)	284	(95)	117	22
Pension remeasurements:
Disposal of businesses(1)	11	(3)	8							11	(3)	8
Remeasurements of defined benefit plans	109	(25)	84							109	(25)	84
Cash flow hedges:
Net fair value (losses)/gains				(66)	13	(53)				(66)	13	(53)
Transfer of losses/(gains) to income statement as adjustment to net sales				61	(12)	49				61	(12)	49
Available-for-sale investments:
Net fair value gains/(losses)							246	(21)	225	246	(21)	225
Transfer to income statement on impairment							11		11	11	–	11
Transfer to income statement on disposal							(144)	2	(142)	(144)	2	(142)
At December 31, 2015	(263)	91	(172)	(3)	1	(2)	399	(21)	378	133	71	204

(1)	Movements after transfer to Discontinued operations represent movements for Continuing operations. The balance at December 31, 2013 represents the balance for Continuing operations.

The Group has defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for these defined benefit plans are charged or credited to the pension remeasurements reserve. Refer to Note 1, Accounting principles, and Note 8, Pensions. The movement in pension remeasurements, tax, includes EUR 6 million (EUR 10 million in 2014) tax credit for withholding taxes on plan assets.

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

NOKIA ANNUAL REPORT ON FORM 20-F 2015	187

Notes to consolidated financial statements continued

28. Provisions

		Divestment-		Project		Material
EURm	Restructuring	related	Warranty	losses	Litigation	liability	Other	Total
At January 1, 2014	443	–	94	152	70	19	144	922
Translation differences	2	–	3	–	(1)	–	3	7
Reclassification(1)	7	94	–	17	(7)	–	(17)	94
Charged to income statement:
Additional provisions	116	72	70	64	15	28	87	452
Changes in estimates	(56)	(5)	(10)	(30)	(6)	(9)	(15)	(131)
	60	67	60	34	9	19	72	321
Utilized during year	(265)	(24)	(40)	(96)	(3)	(14)	(29)	(471)
At December 31, 2014	247	137	117	107	68	24	173	873
Disposal of businesses	–	–	–	–	(3)	–	(2)	(5)
Translation differences	(4)	(12)	2	–	(11)	–	7	(18)
Reclassification(2)	(33)	(6)	–	–	15	–	(9)	(33)
Charged to income statement:
Additional provisions	105	49	31	5	24	46	42	302
Changes in estimates	(14)	(22)	(21)	(25)	(11)	(20)	(18)	(131)
	91	27	10	(20)	13	26	24	171
Utilized during year	(107)	(17)	(35)	(25)	(13)	(21)	(45)	(263)
At December 31, 2015	194	129	94	62	69	29	148	725

(1)	The reclassification from other provisions consists of EUR 17 million to project losses. The reclassification from litigation consists of EUR 7 million to restructuring. The reclassification of EUR 94 million was from accrued expenses to divestment-related provisions.
(2)	The reclassification from restructuring consists of EUR 18 million to accruals and EUR 15 million to litigation. VAT deposits of EUR 6 million were reclassified to partially offset divestment-related provisions. The reclassification of EUR 9 million from other provisions consists of EUR 5 million to allowance for excess and obsolete inventory and EUR 4 million to accrued expenses.

The restructuring provision includes EUR 194 million (EUR 247 million in 2014) relating to restructuring activities in Nokia Networks including personnel and other restructuring-related costs, such as real estate exit costs. In 2015, Nokia Networks recognized a provision of EUR 71 million relating to certain new cost reduction and efficiency improvement initiatives in Germany, the United States, China and Japan. The majority of restructuring-related outflows is expected to occur over the next two years.

Divestment-related provisions relate to the Sale of the HERE Business and the Sale of the D&S Business and include certain liabilities for which the Group is required to indemnify the consortium of leading automotive companies and Microsoft, respectively. Outflows related to the indemnifications are inherently uncertain.

The warranty provisions relate to products sold. Outflows of warranty provisions are generally expected to occur within the next 18 months.

Provisions for project losses relate to Nokia Networks’ onerous contracts. Utilization of provisions for project losses is generally expected to occur over the next 12 months.

The litigation provision includes estimated potential future settlements for litigation. Outflows related to litigations are inherently uncertain and generally occur over several periods.

The material liability provision relates to non-cancellable purchase commitments with suppliers. Outflows are expected to occur over the next 12 months.

Other provisions include provisions for various contractual obligations and other obligations. Outflows related to other provisions are generally expected to occur over the next two years.

Legal matters

A number of Group companies are and will likely continue to be subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding intellectual property, product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade and privacy matters. As a result, the Group may incur substantial costs that may not be covered by insurance and could affect business and reputation. While management does not expect any of these legal proceedings to have a material adverse effect on the Group’s financial position, litigation is inherently unpredictable and the Group may in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations and cash flows.

188	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Litigation and proceedings

Beijing Capital

In 2010, Beijing Capital Co., Ltd. (“Beijing Capital”), a former shareholder in a Chinese joint venture, Nokia Capital Telecommunications Ltd., initiated an arbitration against Nokia China Investment Co., Ltd. (“Nokia China”) in respect of dividends it claims are owed. The Group disputes that dividends are owed to Beijing Capital or otherwise payable by Nokia China. The Group prevailed in the arbitration. Beijing Capitel challenged the award before the Beijng Second Intermediary People’s Court. On February 19, 2016, the Court dismissed the challenge in a reasoned opinion.

Irish Broadband

In 2010, the Imagine group (IBB Internet Services & Irish Broadband Internet Services trading as Imagine Networks) (“IBB”) served a claim in the commercial court of Ireland for breach of contract and tort against Motorola Limited. The claim was later amended to add Imagine Communications Group as an additional plaintiff. In 2011, Nokia Siemens Networks acquired certain assets and liabilities including this matter from Motorola Solutions Inc. (“Motorola”). Among other things, IBB claims that WiMax network equipment purchased from Motorola failed to perform as promised. The Group disputes these allegations. In 2015, the same claim was made against the Group directly for any amount of the claim that is deemed irrecoverable against Motorola by virtue of the assignment. The case is still in the discovery phase and no date for trial has been set.

Vertu

Vertu was a United Kingdom-based business division of the Group that specialized in the provision of luxury mobile phones. The Group divested the Vertu business to Crown Bidco Ltd in 2013. In 2014, Crown Bidco Ltd served a claim in the commercial court in London alleging breach of contract in relation to the transfer of IT assets and breach of warranties under the sale agreement. The Group disputes these allegations. During the process certain counter claims have arisen and the trial is not expected until 2017 in order to accommodate these claims.

Pars Iratel

In 2005, Pars Iratel was contracted as a general contractor to the Mobile Communications Company of Iran (“MCCI”) to deliver and implement part of a network expansion in Iran. The Group provided equipment and certain services to Pars Iratel. Pars Iratel became liable for damages to MCCI and suffered other losses. Pars Iratel owes the Group for some of the equipment and services provided and has made claims against the Group for losses it claims to have suffered. In 2010, Nokia Siemens Tietoliikenne Oy (“NSTL”) commenced ICC arbitration against Pars Iratel. The matter was heard in Zurich in 2013. On the request of the parties, the arbitration tribunal stayed the proceedings to allow for settlement discussions. In March 2016, the parties entered into a binding settlement agreement and asked the arbitration tribunal to issue an award by consent.

Intellectual property rights litigation

Samsung

In 2013, the Group and Samsung agreed to extend their existing patent license agreement for five years from December 31, 2013. According to the agreement, Samsung will pay additional compensation to the Group from January 1, 2014. In January 2016, the International Court of Arbitration of the International Chamber of Commerce issued its award for the arbitration between the Group and Samsung. The award covers part of the Nokia Technologies patent portfolio until December 31, 2018. The full terms of the agreement are confidential.

LG Electronics

In June 2015, LG Electronics agreed to take a royalty-bearing smartphone patent license from Nokia Technologies. The detailed royalty payment obligations are subject to arbitration, expected to conclude within one to two years. Terms of the agreement are confidential.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	189

Notes to consolidated financial statements continued

29. Accrued expenses, deferred revenue and other liabilities

Non-current liabilities

EURm	2015	2014
Advance payments and deferred revenue(1)(2)	1 235	1 632
Other(2)	19	35
Total	1 254	1 667

(1)	Includes a prepayment of EUR 1 235 million (EUR 1 390 million in 2014) relating to a ten-year mutual patent license agreement with Microsoft. Refer to Note 3, Disposals treated as Discontinued operations.
(2)	In 2014, EUR 59 million has been reclassified from other to advance payments and deferred revenue to conform to current year presentation.

Current liabilities

EURm	2015	2014
Deferred revenue(1)	1 286	1 093
Salaries and wages	741	807
Advance payments(1)	571	736
Social security, VAT and other indirect taxes	314	282
Expenses related to customer projects	184	202
Other	299	512
Total	3 395	3 632

(1)	In 2014, EUR 133 million has been reclassified from advance payments to deferred revenue to conform to current year presentation.

Other accruals include accrued discounts, royalties, research and development expenses, marketing expenses and interest expenses, as well as various amounts which are individually insignificant.

30. Commitments and contingencies

EURm	2015	2014
Collateral for own commitments
Assets pledged	7	10
Contingent liabilities on behalf of Group companies
Other guarantees	601	673
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees on behalf of associated companies and joint ventures	15	13
Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties(1)	6	6
Other guarantees	137	165
Financing commitments
Customer finance commitments(1)	180	155
Venture fund commitments	230	274

(1)	Refer to Note 35, Risk management.

The amounts represent the maximum principal amount for commitments and contingencies.

Other guarantees on behalf of Group companies include commercial guarantees of EUR 400 million (EUR 465 million in 2014) provided to certain Nokia Networks customers in the form of bank guarantees or corporate guarantees. These instruments entitle the customer to claim compensation from the Group for the non-performance of its obligations under network infrastructure supply agreements. Depending on the nature of the guarantee, compensation is either payable on demand or subject to verification of non-performance. Total value of other guarantees has decreased mainly due to expired guarantees.

Contingent liabilities on behalf of other companies, Other guarantees, are EUR 137 million (EUR 165 million in 2014). The balance mainly relates to the guarantees transferred in connection with the disposal of certain businesses where contractual risks and revenues have been transferred but some of the commercial guarantees remain to be re-assigned legally.

Customer financing commitments of EUR 180 million (EUR 155 million in 2014) are available under loan facilities negotiated mainly with Nokia Networks’ customers. Availability of the facility is dependent upon the borrower’s continuing compliance with the agreed financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services.

Venture fund commitments of EUR 230 million (EUR 274 million in 2014) are financing commitments to a number of funds making technology-related investments. As a limited partner in these funds, the Group is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities.

190	NOKIA ANNUAL REPORT ON FORM 20-F 2015

31. Contractual obligations

Payments due for contractual obligations at December 31, 2015 by due date:

	Within	1 to 3	3 to 5	More than
EURm	1 year	years	years	5 years	Total
Long-term liabilities(1)	1	9	1 480	554	2 044
Purchase obligations(2)	1 019	361	40	–	1 420
Operating leases(3)	124	152	78	122	476
Total	1 144	522	1 598	676	3 940

(1)	Includes current maturities. Refer to Note 35, Risk management.
(2)	Includes inventory purchase obligations, service agreements and outsourcing arrangements.
(3)	Includes leasing costs for office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

32. Notes to the consolidated statement of cash flows

EURm	2015	2014	2013
Adjustments for (1)
Depreciation and amortization	320	297	728
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(132)	(56)	40
Income tax expense/(benefit)	338	(1 281)	401
Share of results of associated companies and joint ventures (Note 18)	(29)	12	(4)
Financial income and expenses	211	600	264
Transfer from hedging reserve to sales and cost of sales	61	(10)	(87)
Impairment charges	11	1 335	20
Gain on the Sale of the HERE Business, net of tax	(1 178)	–	–
Gain on the Sale of the D&S Business(2)	–	(3 386)	–
Asset retirements	6	8	24
Share-based payment	49	37	56
Restructuring-related charges(3)	48	115	446
Other income and expenses	34	67	25
Total	(261)	(2 262)	1 913
Change in net working capital
(Increase)/decrease in short-term receivables	(693)	115	1 655
Decrease/(increase) in inventories	341	(462)	193
(Decrease)/increase in interest-free short-term liabilities	(646)	1 500	(2 793)
Total	(998)	1 153	(945)

(1)	Adjustments for the Group, including Continuing and Discontinued operations. Refer to Note 3, Disposals treated as Discontinued operations.
(2)	In 2014, impairment charges, foreign exchange differences, taxes and other adjustments relating to the Sale of the D&S Business are presented separately from the gain.
(3)	Adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

In 2015, the Group exercised its option to redeem EUR 750 million convertible bonds at their principal amount outstanding plus accrued interest. Virtually all bondholders elected to convert their convertible bonds into Nokia shares before redemption. The conversion did not have a cash impact. In 2014, the convertible bonds issued to Microsoft in 2013 have been netted against the proceeds from the Sale of the D&S Business. The Group did not engage in any material non-cash investing activities in 2013.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	191

Notes to consolidated financial statements continued

33. Principal Group companies

The Group’s significant subsidiaries at December 31, 2015:

				Group ownership
	Country of incorporation		Parent holding	interest
Company name	and place of business	Primary nature of business	%	%
Nokia Solutions and Networks B.V.	The Hague, Netherlands	Holding company	–	100.0
Nokia Solutions and Networks Oy	Helsinki, Finland	Sales and manufacturing company	–	100.0
Nokia Solutions and Networks US LLC	Delaware, USA	Sales company	–	100.0
Nokia Solutions and Networks Japan Corp.	Tokyo, Japan	Sales company	–	100.0
Nokia Solutions and Networks India Private Limited	New Delhi, India	Sales and manufacturing company	–	100.0
Nokia Solutions and Networks System Technology (Beijing) Co., Ltd.	Beijing, China	Sales company	–	100.0
Nokia Solutions and Networks Branch Operations Oy	Helsinki, Finland	Sales company	–	100.0
PT Nokia Solutions and Networks Indonesia	Jakarta, Indonesia	Sales company	–	100.0
Nokia Solutions and Networks Taiwan Co., Ltd.	Taipei, Taiwan	Sales company	–	100.0
Nokia Solutions and Networks Korea Ltd.	Seoul, South Korea	Sales company	–	100.0
Nokia Finance International B.V.	Haarlem, Netherlands	Holding company	100.0	100.0
Nokia Technologies Oy	Helsinki, Finland	Sales and development company	100.0	100.0

34. Related party transactions

The Group has related party transactions with a pension fund, associated companies and joint ventures, and the management and the Board of Directors. Transactions and balances with companies over which the Group exercises control are eliminated on consolidation. Refer to Note 1, Accounting principles, and Note 33, Principal Group companies.

Transactions with pension fund

The Group has borrowings amounting to EUR 69 million (EUR 69 million in 2014) from Nokia Unterstützungsgesellschaft GmbH, the Group’s German pension fund, a separate legal entity. The loan bears interest at the rate of 6% per annum and its duration is pending until further notice by the loan counterparties even though they have the right to terminate the loan with a 90-day notice. The loan is included in long-term interest-bearing liabilities in the consolidated statement of financial position.

Transactions with associated companies and joint ventures

EURm	2015	2014	2013
Share of results income/(expense)	29	(12)	4
Dividend income	2	–	5
Share of shareholders’ equity	84	51	53
Sales	(1)	1	6
Purchases	(233)	(305)	(178)
Payables	(37)	(35)	(12)

The Group has guaranteed a loan of EUR 15 million (EUR 13 million in 2014) for an associated company.

192	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Management compensation

Rajeev Suri was appointed the President and CEO of the Group on May 1, 2014. The Chairman of the Board of Directors, Risto Siilasmaa, and the Chief Financial Officer, Timo Ihamuotila, acted as the Interim Chief Executive Officer (“CEO”) and the Interim President, respectively, from September 3, 2013 to May 1, 2014 due to changes in the leadership structure following the Sale of the D&S Business.

The following table presents compensation information for the President and CEO of the Group:

EUR	Base salary/ fee	(1)	Cash incentive payments	Share-based payment expenses	Pension expenses
2015
Rajeev Suri, President and CEO	1 000 000		1 922 195	4 604 622	491 641
2014
Rajeev Suri, President and CEO from May 1, 2014	666 667		1 778 105	3 896 308	366 989
Risto Siilasmaa, Interim CEO from September 3, 2013 to May 1, 2014(2)	1 126 323				191 475
Timo Ihamuotila, Interim President from September 3, 2013 to May 1, 2014(3)	100 000			72 643	17 000
2013
Risto Siilasmaa, Interim CEO from September 3, 2013 to May 1, 2014(2)	500 000
Timo Ihamuotila, Interim President from September 3, 2013 to May 1, 2014(3)	150 000			12 107	42 500
Stephen Elop, President and CEO until September 3, 2013	753 911		769 217	2 903 226	263 730

(1)	Base Salaries are pro-rated for the time in role. Incentive payments represent full-year incentive payment earned under the Group’s short-term incentive programs. For interim roles, the base salary/fee is for role-related responsibilities only.
(2)	Represents the value of 200 000 shares awarded as compensation for additional responsibilities, the balance of which was given in shares after deducting associated taxes and social security contributions.
(3)	Includes EUR 100 000 as compensation for additional responsibilities (EUR 150 000 in 2013). Also includes an equity grant with an approximate aggregate grant date value of EUR 250 000 in the form of Nokia stock options and Nokia restricted shares. These grants are subject to the standard terms and conditions and vesting schedules of the Group’s equity plans. Refer to Note 25, Share-based payment.

Total remuneration awarded to the Group Leadership Team for their time as members of the Group Leadership Team:

EURm	2015	2014	2013
Short-term benefits	9	8	9
Post-employment benefits(1)	1	1	1
Share-based payment(2)	9	(3)	8
Termination benefits(3)	3	36	1
Total	22	42	19

(1)	The members of the Group Leadership Team participate in the local retirement programs applicable to employees in the country where they reside.
(2)	Due to the significant changes in the Group Leadership Team during 2014, following the Sale of the D&S Business, share-based payment for 2014 reflects cumulative expense reversal for lapsed equity awards.
(3)	Includes both termination payments and payments made under exceptional contractual arrangements for lapsed equity awards. Includes payments to former leadership members that left the Group in 2015.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	193

Notes to consolidated financial statements continued

Board of Directors’ compensation

The annual remuneration structure paid to the members of the Board of Directors, as decided on by the Annual General Meetings in the respective years:

	2015			2014			2013
	Gross annual		Shares	Gross annual		Shares	Gross annual		Shares
	fee	(1)	received	fee	(1)	received	fee	(1)	received
	EUR		number	EUR		number	EUR		number
Risto Siilasmaa, Chairman(2)	440 000		29 339	440 000		31 186	440 000		77 217
Jouko Karvinen, Vice Chairman until January 8, 2016(3)	175 000		11 667	175 000		12 403	175 000		14 374
Vivek Badrinath(4)	140 000		9 333	140 000		9 922	–		–
Bruce Brown(5)	155 000		10 333	155 000		10 986	130 000		10 678
Elisabeth Doherty, Board member until January 8, 2016(6)	140 000		9 333	140 000		9 922	140 000		11 499
Simon Jiang(7)	130 000		8 666	–		–	–		–
Henning Kagermann(8)	–		–	–		–	155 000		12 731
Helge Lund(8)	–		–	–		–	130 000		10 678
Mårten Mickos(9)	–		–	130 000		9 214	130 000		10 678
Elizabeth Nelson(10)	140 000		9 333	140 000		9 922	140 000		11 499
Kari Stadigh	130 000		8 666	130 000		9 214	130 000		10 678
Dennis Strigl(9)	–		–	130 000		9 214	–		–
Total	1 450 000			1 580 000			1 570 000

(1)	Approximately 40% of each Board member’s annual compensation is paid in Nokia shares purchased from the market. The remaining approximately 60% is paid in cash.
(2)	Represents compensation paid for services as the Chairman of the Board. Excludes compensation paid for services as the Interim CEO during 2013 and 2014. Refer to the management compensation section of this note.
(3)	Consists of EUR 150 000 for service as Vice Chairman of the Board until January 8, 2016 and EUR 25 000 for services as the Chairman of the Audit Committee.
(4)	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.
(5)	Consists of EUR 130 000 for services as a member of the Board and EUR 25 000 for service as the Chairman of the Personnel Committee.
(6)	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee, both until January 8, 2016.
(7)	Appointed by the Annual General Meeting in 2015.
(8)	Served on the Board until the Annual General Meeting in 2014.
(9)	Served on the Board until the Annual General Meeting in 2015.
(10)	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

Transactions with the Group Leadership Team and the Board of Directors

No loans have been granted to the members of the Group Leadership Team and the Board of Directors in 2015, 2014, or 2013.

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

194	NOKIA ANNUAL REPORT ON FORM 20-F 2015

35. Risk management

General risk management principles

The Group has a systematic and structured approach to risk management across business operations and processes. Key risks and opportunities are identified primarily against business targets either in business operations or as an integral part of long- and short-term planning. Key risks and opportunities are analyzed, managed, monitored and identified as part of business performance management with the support of risk management personnel. The Group’s overall risk management concept is based on managing the key risks that would prevent the Group from meeting its objectives, rather than solely focusing on eliminating risks. The principles documented in the Nokia Risk Management Policy, which is approved by the Audit Committee of the Board of Directors, require risk management, and its elements to be integrated into key processes. One of the main principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks as appropriate to their roles and duties. Risk management covers strategic, operational, financial and hazard risks. Key risks and opportunities are reviewed by the Group Leadership Team and the Board of Directors in order to create visibility on business risks as well as to enable prioritization of risk management activities. In addition to the principles defined in the Nokia Risk Management Policy, specific risk management implementation is reflected in other key policies.

Financial risks

The objective for treasury activities is to guarantee sufficient funding at all times and to identify, evaluate and manage financial risks. Treasury activities support this aim by mitigating the adverse effects on the profitability of the underlying business caused by fluctuations in the financial markets, and by managing the capital structure of the Group by balancing the levels of liquid assets and financial borrowings. Treasury activities are governed by the Nokia Group Treasury Policy approved by the Group CEO which provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management activities. Operating procedures approved by the Group CFO cover specific areas such as foreign exchange risk, interest rate risk, credit and liquidity risk as well as the use of derivative financial instruments in managing these risks. The Group is risk-averse in its treasury activities.

Financial risks are divided into market risk covering foreign exchange risk, interest rate risk and equity price risk; credit risk covering business-related credit risk and financial credit risk; and liquidity risk.

Market risk

Methodology for assessing market risk exposures: Value-at-Risk

The Group uses the Value-at-Risk (“VaR”) methodology to assess exposures to foreign exchange, interest rate, and equity price risks. The VaR-based methodology provides estimates of potential fair value losses in market risk-sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period. The Group calculates the foreign exchange VaR using the Monte Carlo method which simulates random values for exchange rates in which the Group has exposures and takes the non-linear price function of certain foreign exchange derivative instruments into account.

The VaR is determined using volatilities and correlations of rates and prices estimated from a sample of historical market data, at a 95% confidence level, using a one-month holding period. To put more weight on recent market conditions, an exponentially weighted moving average is performed on the data with an appropriate decay factor. This model implies that within a one-month period, the potential loss will not exceed the VaR estimate in 95% of possible outcomes. In the remaining 5% of possible outcomes the potential loss will be at minimum equal to the VaR figure and, on average, substantially higher. The VaR methodology relies on a number of assumptions which include the following: risks are measured under average market conditions, changes in market risk factors follow normal distributions, future movements in market risk factors are in line with estimated parameters and the assessed exposures do not change during the holding period. Thus, it is possible that, for any given month, the potential losses at a 95% confidence level are different and could be substantially higher than the estimated VaR.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	195

Notes to consolidated financial statements continued

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

The Group has certain entities where the functional currency is the currency of a hyperinflationary economy. In 2015, the Group recorded an expense of EUR 7 million (EUR 17 million in 2014, not material in 2013), mainly recognized in financial income and expenses, as a result of the Group’s hyperinflationary accounting assessment for its entity in Venezuela. Business operations in hyperinflationary economies carry a risk of future devaluation of monetary assets and liabilities. This risk cannot be hedged.

Currencies that represent a significant portion of the currency mix in outstanding financial instruments at December 31:

EURm	USD	JPY	CNY	KRW
2015
Foreign exchange derivatives used as cash flow hedges, net(1)	(465)	(262)	–	(63)
Foreign exchange derivatives used as net investment hedges, net(2)	(296)	–	–	(24)
Foreign exchange exposure from statement of financial position items, net	(1 004)	910	32	44
Foreign exchange derivatives not designated in a hedge relationship, carried at fair value through profit and loss, net(3)	(226)	(559)	18	(59)
Cross-currency/interest rate hedges	1 001	(311)	–	–
2014
Foreign exchange derivatives used as cash flow hedges, net(1)	(198)	(365)	–	–
Foreign exchange derivatives used as net investment hedges, net(2)	(1 808)	–	–	–
Foreign exchange exposure from statement of financial position items, net	(2 272)	224	325	127
Foreign exchange derivatives not designated in a hedge relationship, carried at fair value through profit and loss, net(3)	1 670	(272)	(371)	(159)
Cross-currency/interest rate hedges	440	–	–	–

(1)	Used to hedge the foreign exchange risk from forecasted highly probable cash flows related to sales, purchases and business acquisition activities. In some currencies, especially the US dollar, the Group has substantial foreign exchange risks in both estimated cash inflows and outflows. The underlying exposures for which these hedges are entered into are not presented in the table as they are not financial instruments.
(2)	Used to hedge the Group’s net investment exposure. The underlying exposures for which these hedges are entered into are not presented in the table as they are not financial instruments.
(3)	The statement of financial position items and some probable forecasted cash flows which are denominated in foreign currencies are hedged by a portion of foreign exchange derivatives not designated in a hedge relationship and carried at fair value through profit and loss.

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

	2015	2014
EURm	VaR from financial instruments
At December 31	54	79
Average for the year	145	54
Range for the year	54-217	30-94

196	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of the consolidated statement of financial position items (price risk) or through changes in interest income or expenses (refinancing or reinvestment risk). Interest rate risk mainly arises from interest-bearing liabilities and assets. Estimated future changes in cash flows and the statement of financial position structure also expose the Group to interest rate risk. The objective of interest rate risk management is to mitigate the impact of interest rate fluctuations on the consolidated income statement, cash flow, and financial assets and liabilities whilst taking into consideration the Group’s target capital structure and the resulting net interest rate exposure.

Interest rate profile of interest-bearing assets and liabilities at December 31:

	2015		2014
EURm	Fixed rate	Floating rate	Fixed rate	Floating rate
Assets	3 721	6 160	3 494	4 243
Liabilities	(2 068)	(1)	(2 681)	(1)
Assets and liabilities before derivatives	1 653	6 159	813	4 242
Interest rate derivatives	981	(986)	552	(469)
Assets and liabilities after derivatives	2 634	5 173	1 365	3 773

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

EURm	2015	2014
At December 31	23	31
Average for the year	29	32
Range for the year	23-36	25-54

Equity price risk

The Group’s exposure to equity price risk is related to certain publicly listed equity shares. The fair value of these investments is EUR 16 million (EUR 12 million in 2014). The VaR for the Group’s equity investments in publicly traded companies is insignificant. The private venture funds where the Group has investments may, from time to time, have investments in public equity. Such investments have not been included in the above number.

Other market risk

In certain emerging market countries, there are local exchange control regulations that restrict cross-border transfers of funds as well as other regulations that impact the Group’s ability to control its net assets in those countries.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions, as well as financial institutions, including bank and cash, fixed-income and money-market investments, and derivative financial instruments. Credit risk is managed separately for business-related and financial credit exposures.

Except for the first two items in the following table, the maximum exposure to credit risk is limited to the book value of financial assets as included in the consolidated statement of financial position:

EURm	2015	2014
Financial guarantees given on behalf of customers and other third parties	6	6
Loan commitments given but not used	180	155
Outstanding customer finance loans	33	1
Total	219	162

NOKIA ANNUAL REPORT ON FORM 20-F 2015	197

Notes to consolidated financial statements continued

Business-related credit risk

The Group aims to ensure the highest possible quality in accounts receivable and loans due from customers and other third parties. The Credit Policy, approved by the Group President and CEO, and the related procedures approved by the Group CFO, lay out the framework for the management of the business-related credit risks. The Credit Policy and related procedures set out that credit decisions are based on credit evaluation in each business, including credit rating for larger exposures, according to defined rating principles. Material credit exposures require Group-level approval. Credit risks are monitored in each business and, where appropriate, mitigated with the use of letters of credit, collateral, insurance, and the sale of selected receivables.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and committed credits. Accounts receivable do not include any major concentrations of credit risk by customer. The top three customers account for approximately 9.6%, 5.9% and 3.5% (3.5%, 2.9% and 2.8% in 2014) of the Group’s accounts receivable and loans due from customers and other third parties at December 31, 2015. The top three credit exposures by country account for approximately 19.6%, 12.1% and 10.8% (18.0%, 7.4% and 5.6% in 2014) of the Group’s accounts receivable and loans due from customers and other third parties at December 31, 2015. The 19.6% credit exposure relates to accounts receivable in China (18.0% in 2014).

The Group has provided allowances for doubtful accounts on accounts receivable and loans due from customers and other third parties not past due based on an analysis of debtors’ credit ratings and credit histories. The Group establishes allowances for doubtful accounts that represent an estimate of expected losses at the end of the reporting period. All receivables and loans due from customers are considered on an individual basis to determine the allowances for doubtful accounts. The total of accounts receivable and loans due from customers is EUR 3 946 million (EUR 3 432 million in 2014). The gross carrying amount of accounts receivable, related to customer balances for which valuation allowances have been recognized, is EUR 1 150 million (EUR 1 200 million in 2014). The allowances for doubtful accounts for these accounts receivable as well as amounts expected to be uncollectible for acquired receivables are EUR 62 million (EUR 103 million in 2014). Refer to Note 22, Allowances for doubtful accounts.

Aging of past due receivables not considered to be impaired at December 31:

EURm	2015	2014
Past due 1-30 days	25	68
Past due 31-180 days	53	42
More than 180 days	124	35
Total	202	145

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

198	NOKIA ANNUAL REPORT ON FORM 20-F 2015

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

Breakdown of outstanding fixed-income and money-market investments by sector and credit rating grade ranked to Moody’s rating categories at December 31:

EURm	Rating(1)	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years	Tota	l(2)
2015
Banks	Aaa	3 269					3 269
	Aa1-Aa3	93	94				187
	A1-A3	280	320		100		700
	Baa1-Baa3	738	475	90		50	1 353
	Non-rated	12					12
Governments	Aaa		267	252	444	113	1 076
	Aa1-Aa3			10	140		150
	A1-A3	309	198	257	50		814
	Baa1-Baa3	12		23			35
Other	Baa1-Baa3				12		12
Total		4 713	1 354	632	746	163	7 608
2014
Banks	Aaa	1 227					1 227
	Aa1-Aa3	162					162
	A1-A3	587		330			917
	Baa1-Baa3	332	325			1	658
	Non-rated	108				2	110
Governments	Aaa	130	556	423	26	385	1 520
	Aa1-Aa3	50		421	25	88	584
Other	Baa1-Baa3					11	11
Total		2 596	881	1 174	51	487	5 189

(1)	Bank Parent Company ratings are used here for bank groups. In some emerging markets countries, actual bank subsidiary ratings may differ from the Parent Company rating.
(2)	Fixed-income and money-market investments include term deposits, structured deposits, investments in liquidity funds and investments in fixed income instruments classified as available-for-sale investments and investments at fair value through profit and loss. Liquidity funds invested solely in government securities are included under Governments. Other liquidity funds are included under Banks. Fixed-income and money-market investments include EUR 5 million of restricted investments (EUR 11 million in 2014). These are restricted financial assets under various contractual or legal obligations.

98% (98% in 2014) of the Group’s cash at bank of EUR 2 242 million (EUR 2 527 million in 2014) is held with banks of investment grade credit rating.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	199

Notes to consolidated financial statements continued

Financial assets and liabilities subject to offsetting under enforceable master netting agreements and similar arrangements at December 31:

	Gross amounts of financial assets/ (liabilities)	Gross amounts of financial liabilities/ (assets) set off in the statement of financial position	Net amounts of financial assets/ (liabilities) presented in the statement of financial position	Related amounts not set off in the statement of financial position
EURm				Financial instruments assets/(liabilities)	Cash collateral received/(pledged)	Net amount
2015
Derivative assets	96	–	96	67	24	5
Derivative liabilities	(114)	–	(114)	(65)	(34)	(15)
Total	(18)	–	(18)	2	(10)	(10)
2014
Derivative assets	241	–	241	124	85	32
Derivative liabilities	(174)	–	(174)	(124)	–	(50)
Total	67	–	67	–	85	(18)

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

Due to the dynamic nature of the underlying business, the Group aims to maintain flexibility in funding by maintaining committed and uncommitted credit lines. At December 31, 2015, the Group’s committed revolving credit facilities totaled EUR 1 500 million (EUR 1 500 million in 2014).

Significant current long-term funding programs at December 31, 2015:

Issuer:	Program:	Issued
Nokia Corporation	Euro Medium-Term Note Program, totaling EUR 5 000 million	–
Significant current short-term funding programs at December 31, 2015:
Issuer:	Program:	Issued
Nokia Corporation	Local commercial paper program in Finland, totaling EUR 750 million	–
Nokia Corporation	US Commercial Paper program, totaling USD 4 000 million	–
Nokia Corporation and Nokia Finance International B.V.	Euro Commercial Paper program, totaling USD 4 000 million	–
Nokia Solutions and Networks Finance B.V.	Local commercial paper program in Finland, totaling EUR 500 million	–

200	NOKIA ANNUAL REPORT ON FORM 20-F 2015

The composition of interest-bearing liabilities at December 31:

EURm	Issuer/Borrower	Final Maturity	2015	2014
Revolving Credit Facility (EUR 1 500 million)(1)	Nokia Corporation	June 2018	–	–
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	459	412
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	919	824
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)(2)	Nokia Corporation	October 2017	–	750
Differences between Bond nominal and carrying values(3)	Nokia Corporation		68	21
Other liabilities(4)	Nokia Corporation and various subsidiaries		128	185
Total			2 074	2 692

(1)	In 2015, the Group refinanced its undrawn EUR 1 500 million Revolving Credit Facility maturing in March 2016 with a new similar size facility maturing in June 2018. The new facility remains undrawn and has two one-year extension options and no financial covenants.
(2)	In 2015, the Group exercised its option to redeem the EUR 750 million convertible bonds at their principal amount outstanding plus accrued interest. Virtually all bondholders elected to convert their convertible bonds into Nokia shares before redemption.
(3)	Includes mainly fair value adjustments for bonds that are designated under fair value hedge accounting and in 2014 also the difference between convertible bond nominal value and carrying value of the financial liability component.
(4)	Includes EUR 4 million (EUR 8 million in 2014) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia Networks continues to perform services within a contractually defined scope for a specified timeframe.

Nokia Corporation is the issuer or borrower in all material borrowings. All of the borrowings are senior unsecured and have no financial covenants.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	201

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

EURm	Total	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
2015
Non-current financial assets
Long-term loans receivable	58	–	8	28	4	18
Current financial assets
Current portion of long-term loans receivable	20	2	18	–	–	–
Short-term loans receivable	2	2	–	–	–	–
Investments at fair value through profit and loss	742	–	256	265	57	164
Available-for-sale investments, including cash equivalents(1)	6 938	4 714	1 105	403	663	53
Bank and cash	2 242	2 242	–	–	–	–
Cash flows related to derivative financial assets net settled:
Derivative contracts—receipts	51	18	(7)	22	18	–
Cash flows related to derivative financial assets gross settled:
Derivative contracts—receipts	4 203	3 441	221	42	295	204
Derivative contracts—payments	(4 078)	(3 431)	(209)	(23)	(277)	(138)
Accounts receivable(2)	2628	2014	586	25	3	–
Non-current financial liabilities
Long-term interest-bearing liabilities	(3 070)	(34)	(84)	(244)	(1 549)	(1 159)
Current financial liabilities
Current portion of long-term interest-bearing liabilities	(2)	–	(2)	–	–	–
Short-term borrowings	(50)	(50)	–	–	–	–
Cash flows related to derivative financial liabilities net settled:
Derivative contracts—payments	(78)	–	(5)	(8)	(6)	(59)
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts—receipts	4 901	3 114	760	318	709	–
Derivative contracts—payments	(4 924)	(3 162)	(753)	(302)	(707)	–
Accounts payable	(1 910)	(1 835)	(75)	–	–	–
Contingent financial assets and liabilities
Loan commitments given undrawn(3)	(180)	(17)	(39)	(124)	–	–
Loan commitments obtained undrawn(4)	1 487	(1)	(4)	1 492	–	–

(1)	Instruments that include a call feature have been presented at their final maturities.
(2)	Accounts receivable maturity analysis does not include accrued receivables of EUR 1 285 million (EUR 703 million in 2014).
(3)	Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called.
(4)	Loan commitments obtained undrawn have been included based on the period in which they expire. These amounts include related commitment fees.

202	NOKIA ANNUAL REPORT ON FORM 20-F 2015

EURm	Total	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years
2014
Non-current financial assets
Long-term loans receivable	38	–	–	22	–	16
Current financial assets
Current portion of long-term loans receivable	2	1	1	–	–	–
Short-term loans receivable	24	24	–	–	–	–
Investments at fair value through profit and loss	501	1	5	261	10	224
Available-for-sale investments, including cash equivalents(1)	4 806	2 609	904	926	68	299
Bank and cash	2 527	2 527	–	–	–	–
Cash flows related to derivative financial assets net settled: Derivative contract—receipts	127	17	(4)	27	34	53
Cash flows related to derivative financial assets gross settled: Derivative contracts—receipts	4 982	4 439	54	44	445	–
Derivative contracts—payments	(4 800)	(4 355)	(38)	(17)	(390)	–
Accounts receivable(2)	2 727	2 135	592	–	–	–
Non-current financial liabilities
Long-term interest-bearing liabilities	(3 786)	(34)	(113)	(1 044)	(1 520)	(1 075)
Current financial liabilities
Current portion of long-term interest-bearing liabilities	–	–	–	–	–	–
Short-term borrowings	(115)	(113)	(2)	–	–	–
Cash flows related to derivative financial liabilities net settled: Derivative contracts—payments	(101)	–	(4)	(8)	(8)	(81)
Cash flows related to derivative financial liabilities gross settled: Derivative contracts—receipts	5 065	5 065	–	–	–	–
Derivative contracts—payments	(5 203)	(5 203)	–	–	–	–
Accounts payable	(2 313)	(2 212)	(101)	–	–	–
Contingent financial assets and liabilities
Loan commitments given undrawn(3)	(155)	(8)	(49)	(68)	(30)	–
Loan commitments obtained undrawn(4)	1 493	(1)	(2)	1 496	–	–

(1)	Instruments that include a call feature have been presented at their final maturities.
(2)	Accounts receivable maturity analysis does not include accrued receivables of EUR 1 285 million (EUR 703 million in 2014).
(3)	Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called.
(4)	Loan commitments obtained undrawn have been included based on the period in which they expire. These amounts include related commitment fees.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	203

Notes to consolidated financial statements continued

36. Subsequent events

Adjusting events after the reporting period

Decision on patent licensing arbitration

On February 1, 2016 the Group announced it had received the decision on patent licensing arbitration with Samsung. The award covers five years from January 1, 2014 until December 31, 2018. The outcome of the arbitration is reflected in the 2015 financial statements as far as it relates to the years presented.

Non-adjusting events after the reporting period

Acquisition of Alcatel Lucent

On April 15, 2015, the Group and Alcatel Lucent announced their intention to combine through a public exchange offer (“exchange offer”) in France and the United States. Alcatel Lucent is a global leader in IP networking, ultra-broadband access and Cloud applications. The combined company will leverage the combined scale of operations, complementary technologies, portfolios and geographical presence; and unparalleled innovation capabilities to lead in the next generation network technology and services and to create access to an expanded addressable market with improved long-term growth opportunities.

Exchange offers

As part of the exchange offers, holders of Alcatel Lucent ordinary shares, Alcatel Lucent American Depositary Shares (“ALU ADS”) and OCEANE convertible bonds (collectively “Alcatel Lucent Securities”) can exchange their Alcatel Lucent Securities for Nokia shares and Nokia American Depositary Shares (“Nokia ADS”) on the basis of 0.55 Nokia share or Nokia ADS for every Alcatel Lucent share or ALU ADS.

The Group obtained control of Alcatel Lucent on January 4, 2016 when the interim results of the successful initial exchange offer were announced by the French stock market authority, Autorité des Marchés Financiers (“AMF”). As part of the initial exchange offer, the Group acquired 76.31% of the share capital and at least 76.01% of the voting rights of Alcatel Lucent, 89.14% of the OCEANEs 2018, 24.34% of the OCEANEs 2019 and 15.11% of the OCEANEs 2020. On January 7, 2016, the Group issued a total of 1 455 678 563 new Nokia shares as consideration for the Alcatel Lucent Securities tendered in the initial public exchange offer.

On January 14, 2016, as required by the AMF general regulation, the Group reopened its exchange offer in France and the United States, based on the same terms and conditions as the initial exchange offer, for the outstanding Alcatel Lucent Securities not tendered during the initial exchange offer period. Following the initial and reopened exchange offer, the Group holds 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel Lucent. The Group holds 99.62% of the OCEANEs 2018, 37.18% of the OCEANEs 2019 and 68.17% of the OCEANEs 2020. On February 12, 2016 the Group issued a total of 320 701 193 new Nokia shares as consideration for the Alcatel Lucent Securities tendered in the reopened exchange offer.

Following the initial and reopened exchange offers, the total number of Parent Company shares outstanding is 5 769 443 837 shares. Assuming the conversion of all remaining outstanding Alcatel Lucent Securities into Nokia shares and Nokia ADSs at the exchange ratio offered in the initial and reopened exchange offers, the total number of Nokia shares outstanding would equal approximately 6 billion shares.

Alcatel Lucent announced on February 11, 2016 that its Board of Directors has resolved to voluntarily delist ALU ADS from the New York Stock Exchange. On March 17, 2016 the Group announced that will issue a maximum of 72 842 811 new shares in deviation from shareholders’ pre-emptive rights based on a resolution by the Board of Directors pursuant to the authorization granted by the Extraordinary General Meeting held on December 2, 2015 to be paid by contribution in kind with the Alcatel Lucent shares purchased from the JPMorgan Chase Bank, N.A., as depositary in the ALU ADS program.
The Group is assessing alternatives to obtain at least 95% of the share capital and voting rights of Alcatel Lucent. With 95% of the share capital and voting rights, the Group can, in accordance with applicable law and following a buy-out offer, squeeze-out the remaining Alcatel Lucent Equity Securities, enabling the Group to obtain 100% of the share capital and voting rights of Alcatel Lucent.

In accordance with the terms of the OCEANEs and subject to applicable law, the Group reserves the right to cause Alcatel Lucent to redeem for cash at par value plus, as applicable, accrued interest, any series of the OCEANEs if less than 15% of the issued OCEANEs of any series remain outstanding at any time.

The Group has determined that the initial and the reopened exchange offers are linked transactions that are to be considered together as a single arrangement given that the reopened exchange offer is required by AMF general regulation and is based on the same terms and conditions as the initial exchange offer.

Alcatel Lucent Equity Securities that may be acquired by the Group in the future (including through the squeeze-out) will be accounted for as equity transactions with the remaining non-controlling interests in Alcatel Lucent. As such, any new Nokia shares or cash consideration paid to obtain the additional Alcatel Lucent Equity Securities will be recorded directly within equity against the carrying amount of non-controlling interests.

204	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Purchase consideration

The purchase consideration comprises the fair value of Alcatel Lucent Equity Securities obtained through the initial and reopened exchange offers, and the fair value of the portion of Alcatel Lucent stock options and performance shares attributable to pre-combination services that will be settled with Nokia shares. The fair value of the purchase consideration is based on the closing price of Nokia share of EUR 6.58 on Nasdaq Helsinki on January 4, 2016, and the exchange offer ratio of 0.55 Nokia share for every Alcatel Lucent share.

Preliminary estimate of the fair value of the purchase consideration:

EURm
Alcatel Lucent shares or ADSs	10 046
OCEANE convertible bonds	1 570
Consideration attributable to the vested portion of replacement share-based payment awards	6
Preliminary purchase consideration	11 622

Purchase accounting

Following the public announcement of the results of the initial exchange offer on January 4, 2016 and the mandatory reopened exchange offer on February 10, 2016, purchase accounting of the Alcatel Lucent acquisition was started, including the preparation of a purchase price allocation. As of the date of authorization for issuance of these financial statements, given the size and complexity of the acquired business and the concurrent preparation of the required 2015 annual filings for Alcatel Lucent, the provisional purchase price allocation is incomplete. Accordingly, the amounts which will be recognized for each major class of assets acquired and liabilities assumed, and the resulting non-controlling interest and goodwill to be recognized, have not yet been estimated on a preliminary basis and are not presented.

Acquisition-related costs of EUR 32 million that were not directly attributable to the issue of shares are included in other expenses in the consolidated income statement and in operating cash flows in the consolidated statement of cash flows for the year ended December 31, 2015.

Nokia Growth Partners raises USD 350 million investment fund for investments in Internet of Things

On February 21, 2016, Nokia Growth Partners announced the closing of a new USD 350 million fund for investments in Internet of Things (loT) companies. The fund is sponsored by Nokia and will serve to identify new opportunities to grow the ecosystem in loT solutions. The fund IV commitment brings NGP’s total assets under management to over USD 1 billion, including USD 500 million available for new investments.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	205

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nokia Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Nokia Corporation and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Section “Controls and procedures.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Oy

Helsinki, Finland

April 1, 2016

206	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Other information

Contents
Exhibits	208
Glossary of terms	209
Investor information	212
Contact information	213
Signatures	214

NOKIA ANNUAL REPORT ON FORM 20-F 2015	207

Exhibits

1	Articles of Association of Nokia Corporation.

4.1(1)	Share Purchase Agreement by and among Siemens AG, Siemens International Holding B.V., Nokia Finance International B.V. and Nokia Corporation dated July 1, 2013.

4.2(1)	Stock and Asset Purchase Agreement by and between Nokia Corporation and Microsoft International Holdings B.V. dated September 2, 2013.

4.3(2)	Memorandum of Understanding by and between Nokia Corporation and Alcatel Lucent dated as of April 15, 2015.

6	Refer to Note 15, Earnings per share, of our consolidated financial statements included in this annual report on Form 20-F, for information on how earnings per share information was calculated.

8	Refer to Note 33, Principal Group companies, of our consolidated financial statements included in this annual report on Form 20-F, for more information on our significant subsidiaries.

12.1	Certification of Rajeev Suri, President and Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Timo Ihamuotila, Group Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.
(2)	Incorporated by reference to Annex A of our registration statement filed on Form F-4 with the Securities and Exchange Commission on August 14, 2015.

208	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Glossary of terms

3G (Third Generation Mobile Communications): The third generation of mobile communications standards designed for carrying both voice and data generally using WCDMA or close variants.

4G (Fourth Generation Mobile Communications): The fourth generation of mobile communications standards based on LTE, offering IP data connections only and providing true broadband internet access for mobile devices. Refer also to LTE.

5G (Fifth Generation Mobile Communications): The next major phase of mobile telecommunications standards. 5G will be the set of technical components and systems needed to handle new requirements and overcome the limits of current systems.

Access network: A telecommunications network between a local exchange and the subscriber station.

ADSL (Asymmetric Digital Subscriber Line): A data communications technology that enables faster data transmission over copper telephone lines rather than a conventional modem can provide; the technology that introduced broadband to the masses.

Alcatel Lucent SA: Alcatel Lucent, a subsidiary of Nokia Corporation.

API (Application Programming Interface): A set of routines, protocols, and tools for building software applications, specifying how software components should interact.

Applications & Analytics: Nokia’s business group offering carrier-grade software applications and platforms to provide operations and business support systems, build, deliver, and optimize services, enable their monetization, and to improve customer experience.

Bandwidth: The width of a communication channel, which affects transmission speeds over that channel.

Base station: A network element in a mobile network responsible for radio transmission and reception to or from the mobile station.

Bell Labs: Nokia’s research arm discovering and developing the technological shifts needed for the next phase of human existence as well as exploring and solving complex problems to radically redefine networks.

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

Cloud: Cloud computing is a model for enabling ubiquitous, convenient, on-demand network access to a shared pool of configurable computing resources (e.g., networks, servers, storage, applications and services) that can be rapidly provisioned and released with minimal management effort.

CloudBand: Nokia’s Cloud management and orchestration solutions enabling a unified Cloud engine and platform for NFV.

Continuing operations: Refers to the Continuing operations following the Sale of the HERE Business in 2015 and the Sale of the D&S Business in 2014. Nokia’s Continuing operations in 2015 included two businesses: Nokia Networks and Nokia Technologies.

Convergence: The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence.

Converged Core: A business line of Nokia’s Mobile Networks business group providing solutions for the core network of the future.

Core network: A combination of exchanges and the basic transmission equipment that together form the basis for network services.

Customer Experience Management: Software suite used to manage and improve the customer experience, based on customer, device and network insights.

Devices & Services: Nokia’s former mobile device business, substantially all of which was sold to Microsoft.

Digital: A signaling technique in which a signal is encoded into digits for transmission.

Discontinued operations: Mainly refers to the divestment of our HERE business to an automotive consortium.

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

Engine: Hardware and software that perform essential core functions for telecommunication or application tasks

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

Fixed Networks: Nokia’s Fixed Networks business group provides copper and fiber access products, solutions, and services.

Global Delivery Center: A remote service delivery center with a pool of services experts, automated tools and standardized processes to ensure that services across the entire network life cycle are delivered to operators globally.

G.fast: A fixed broadband technology able to deliver up to 1Gbps over very short distances (for example for in-building use, also called “Fiber-to-the-Building”). Launched in 2014, G.fast uses more frequencies and G.fast Vectoring techniques to achieve higher speeds.

Global Services: A segment within Nokia Networks in 2015. Global Services provided mobile operators with a broad range of services, including professional services, network implementation and customer care services.

GPON (Gigabit Passive Optical Networking): A fiber access technology that delivers 2.5Gbps over a single optical fiber to multiple end points including residential and enterprise sites.

GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely-accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	209

Glossary of terms continued

HERE: A Nokia company focused on mapping and location intelligence services, which was divested to an automotive consortium in 2015.

Internet of Things (IoT): All things such as cars, the clothes we wear, household appliances and machines in factories connected to the Internet and able to automatically learn and organize themselves.

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

IP Multimedia Subsystem (IMS): Architectural framework designed to deliver IP-based multimedia services on telco networks; standardized by 3GPP.

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

IP/Optical Networks: Nokia’s IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity.

Labs: The R&D unit of Nokia Technologies, primarily supporting Nokia Technologies’ longer-term Digital Media and Digital Health offering along with advanced concepts, and driving the renewal of our intellectual property portfolio.

LTE (Long-Term Evolution): 3GPP radio technology evolution architecture and a standard for wireless communication of high-speed data. Also referred to as 4G, refer to 4G above.

LTE-M: An IoT radio technology addressing demanding IoT applications needs with low to mid-volume data use of up to about 1Mbps. The technology also simplifies modems by about 80%.

Mobile broadband: Refers to high-speed wireless internet connections and services designed to be used from arbitrary locations.

Mobile Broadband: A segment within Nokia Networks in 2015. Mobile Broadband provided mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services.

Mobile Networks: Nokia’s Mobile Networks business group offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software, and services for telecommunications operators, enterprises, and related markets/verticals such as public safety and IoT.

Networks business: Comprises the Mobile Networks, Fixed Networks, Applications & Analytics, and IP/Optical Networks business groups for financial reporting purposes.

Nokia Airframe: Nokia’s 5G-ready data center product that combines the benefits of Cloud computing technologies with the requirements of the core and radio telecommunications world.

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

Nokia Networks: A Nokia business in 2015 focused on mobile network infrastructure software, hardware and services. After the closing of the public exchange offer for all outstanding Alcatel Lucent securities, this business is conducted through Networks’ four business groups: Mobile Networks, Fixed Networks, Applications & Analytics, and IP/Optical Networks.

Nokia Technologies: A Nokia business focused on advanced technology development and licensing.

NSN: Short for Nokia Solutions and Networks, the former name of our Nokia Networks business. From 2007, NSN was known as Nokia Siemens Networks until Nokia acquired Siemens’ 50% stake in the joint venture in 2013.

Nuage Networks: A wholly owned subsidiary of Alcatel Lucent, delivers a SDN solution to eliminate key data center network constraints that hinder Cloud services adoption.

Operating system (OS): Software that controls the basic operation of a computer or a mobile device, such as managing the processor and memory. The term is also often used to refer more generally to the software within a device, including, for instance, the user interface.

OZO: Nokia’s professional Virtual Reality camera, crafted by Nokia Technologies.

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

PON (Passive Optical Networking): A fiber access architecture in which unpowered Fiber Optic Splitters are used to enable a single optical fiber to serve multiple end-points without having to provide individual fibers between the hub and customer.

210	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Programmable World: A world where connectivity will expand massively, linking people as well as billions of physical objects—from cars, home appliances and smartphones, to wearables, industrial equipment and health monitors. What distinguishes the Programmable World from the Internet of Things is the intelligence that is added to data to allow people to interpret and use it, rather than just capture it.

RAN (Radio Access Network): A mobile telecommunications system consisting of radio base stations and transmission equipment.

SDN (Software Defined Networking): An approach to computer networking that decouples the network control and forwarding functions enabling the network control to become programmable and the underlying hardware to be abstracted.

SEPs (Standard-Essential Patents): Generally, patents needed to produce products which work on a standard, which companies declare as essential and agree to license on fair, reasonable and non-discriminatory (FRAND) terms.

Service Delivery Hub: Smaller service delivery centers, typically focused on specific technology or language.

Single RAN: Single RAN allows different radio technologies to be provided at the same time from a single base station, using a multi-purpose platform.

Small cells: Low-powered radio access nodes (micro cells or picocells) that are a vital element to handling very dense data traffic demands. 3G and LTE small cells use spectrum licensed by the operator; WiFi uses unlicensed spectrum which is therefore not under the operator’s exclusive control.

SON (Self-Organizing Network): An automation technology designed to make the planning, configuration, management, optimization and healing of mobile radio access networks simpler and faster.

TD-LTE (Time Division Long Term Evolution, also known as TDD (Time Division Duplex)): An alternative standard for LTE mobile broadband networks. Time Division means that a single connection is used alternately to carry data from the base station to the mobile device (‘downlink’) and then from the mobile device to the base station (‘uplink’).

TD-SCDMA (Time Division Synchronous Code Division Multiple Access): An alternative 3G standard.

Technology licensing: Generally refers to an agreement or arrangement where under certain terms a company provides another company with its technology and possibly know-how, whether protected by intellectual property or not, for use in products or services offered by the other company.

Telco Cloud: Applying Cloud computing, SDN and NFV principles in telecommunications environment, e.g. separating application software from underlying hardware with automated, programmable interfaces while still retaining telecommunications requirements such as high availability and low latency.

Transmission: The action of conveying signals from one point to one or more other points.

TWDM-PON (Time Wavelength Division Multiplexing Passive Optical Network): The latest generation fiber access technology, which uses multiple wavelengths to deliver up to 40Gbps total capacity to homes, businesses, and base stations. Also known as NG-PON2.

VDSL2 (Very High Bit Rate Digital Subscriber Line 2): A fixed broadband technology, the successor of ADSL. Launched in 2007, it typically delivers a 30Mbps broadband service from a street cabinet (also called a “Fiber-to-the-Node” deployment) over existing telephone lines.

VDSL2 Vectoring: A fixed broadband technology launched in 2011, able to deliver up to 100Mbps over a VDSL2 line by applying noise cancellation techniques to remove cross-talk between neighboring VDSL2 lines.

VoLTE (Voice over LTE): Required to offer voice services on an all-IP LTE network and generally provided using IP Multimedia Subsystem.

Vplus: A fixed broadband technology, between VDSL2 Vectoring and G.fast in terms of bandwidth and distances, typically used in FTTN (ode) deployments. Launched in 2015, it delivers up to 300Mbps and has been standardized as VDSL2 35b.

WCDMA (Wideband Code Division Multiple Access): A third-generation mobile wireless technology that offers high data speeds to mobile and portable wireless devices.

WLAN (Wireless Local Area Network): A local area network using wireless connections, such as radio, microwave or infrared links, in place of physical cables.

XG-FAST: A Bell Labs extension of G.fast technology, using even higher frequencies. Capable of delivering over 10Gbps, over 2 bonded telephone lines, over very short distances.

NOKIA ANNUAL REPORT ON FORM 20-F 2015	211

Investor information

Information on the Internet

www.nokia.com

Available on the internet: financial reports, members of the Group Leadership Team, other investor-related materials and events, press releases as well as environmental and social information, including our Sustainability Report, Code of Conduct, Corporate Governance Statement and Remuneration Statement.

Investor Relations contacts

investor.relations@nokia.com

Annual General Meeting

Date:	Thursday, June 16, 2016

Place:	Helsinki, Finland

Dividend

The Board proposes to the Annual General Meeting an ordinary dividend of EUR 0.16 per share for the year 2015 and a planned special dividend of EUR 0.10 per share.

Financial reporting

Nokia’s interim reports in 2016 are planned for May 10, August 4, and October 27. The full-year 2016 results are planned to be published in January 2017.

Information published in 2015

All Nokia’s global press releases and statements published in 2015 are available on the internet at company.nokia.com/en/news/press-releases.

Stock exchanges

The Nokia Corporation share is quoted on the following stock exchanges:

	Symbol	Trading currency
Nasdaq Helsinki (since 1915)	NOKIA	EUR
New York Stock Exchange (since 1994)	NOK	USD
Euronext Paris (since 2015)	NOKIA	EUR

Documents on display

The documents referred to in this annual report on Form 20-F can be read at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

212	NOKIA ANNUAL REPORT ON FORM 20-F 2015

Contact information

Nokia Head Office

Karaportti 3

FI-02610 Espoo, Finland

FINLAND

Tel. +358 (0) 10 44 88 000

Fax +358 (0) 10 44 81 002

NOKIA ANNUAL REPORT ON FORM 20-F 2015	213

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

Nokia Corporation

By:	/S/ KRISTIAN PULLOLA
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

By:	/S/ RIIKKA TIEAHO
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

April 1, 2016

214	NOKIA ANNUAL REPORT ON FORM 20-F 2015

This Report is printed on material derived from sustainable sources, and printed using vegetable based inks. Both the manufacturing paper mill and printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified. CPI Colour is also a Carbon Neutral Printing Company and reduces its CO2 omissions to net zero in accordance with The Carbon Neutral Protocol. This carbon offsetting supports the Uchindile Mapanda reforestation programme in Tanzania, an environmental project to establish commercial forests at two locations in Africa.

This Report is recyclable and Bio-degradable. If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste.

Thank you.

Copyright © 2016 Nokia Corporation. All rights reserved.

Nokia is a registered trademark of Nokia Corporation.

company.nokia.com