Form 20-F
period 2025-12-31
NOKIA CORP
filed 2026-03-05
CIK 924613

Nokia Annual Report on Form 20-F 2025

2	Annual Report
As filed with the Securities and Exchange Commission on 5 March 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
Commission file number 1-13202
Nokia Corporation
(Exact name of Registrant as specified in its charter)
Republic of Finland
(Jurisdiction of incorporation)
Karakaari 7 FI-02610 Espoo, Finland
(Address of principal executive offices)
Johanna Mandelin, VP, Corporate Legal, Telephone: +358 (0) 104 488 000, Facsimile: +358 (0) 104 481 002,
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
Securities registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report. Shares: 5 742 239 696.

3	Annual Report

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒	No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.	Yes ☐	No ☒
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
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐	No ☒

4	Annual Report
Cross-reference table to Form 20-F

Form 20-F Item Number		Form 20-F Heading	Section in Document
ITEM	1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	N/A
ITEM	2	OFFER STATISTICS AND EXPECTED TIMETABLE	N/A
ITEM	3	KEY INFORMATION
	3A	[Reserved]
	3B	Capitalization and Indebtedness	N/A
	3C	Reasons for the Offer and Use of Proceeds	N/A
	3D	Risk Factors	Operating and financial review and prospects—Risk factors
ITEM	4	INFORMATION ON THE COMPANY
	4A	History and Development of the Company
Cover page; Business overview; Introduction and use of certain terms; Business overview—Nokia in 2025—Our 2025 highlights; Operating and financial review and prospects—Operating and financial review—Liquidity and capital resources; Operating and financial review and prospects—Shares and shareholders—Share details—Shares and share capital; General facts on Nokia—Alternative performance measures;
Operating and financial review and prospects—Significant subsequent events;
Financial statements—Notes to the consolidated financial statements—Note 6.2.
Acquisitions; Other information—Investor information

	4B	Business Overview
Business overview—Nokia in 2025; Business overview—Strategy; Business overview—
Customers and partners; Operating and financial review and prospects—Operating and financial review—Results of segments; Operating and financial review and prospects—Risk Factors; Financial statements—Notes to the consolidated financial statements—Note 1.1. Corporate information; Financial statements—Notes to the consolidated financial statements—Note 2.2. Segment information; Financial statements—Notes to the consolidated financial statements—Note 2.6. Discontinued
operations; General facts on Nokia—Government regulation

	4C	Organizational Structure
Business overview—Nokia in 2025; Financial statements—Notes to the consolidated financial statements—Note 1.1. Corporate information; Financial statements—
Notes to the consolidated financial statements—Note 2.2. Segment information;
Financial statements—Notes to the consolidated financial statements—Note 2.6.
Discontinued operations; Financial statements—Notes to the consolidated financial statements—Note 6.3. Principal Group companies

	4D	Property, Plants and Equipment
Financial statements—Notes to the consolidated financial statements—Note 4.2.
Property, plant and equipment; Financial statements—Notes to the consolidated financial statements—Note 4.3. Leases; Business overview—Customers and partners
—Our supply chain

	4A	UNRESOLVED STAFF COMMENTS	None
ITEM	5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A	Operating Results
Business overview—Strategy; General facts on Nokia—Government regulation;
Financial statements—Notes to the consolidated financial statements—Section 2.
Results for the year; Financial statements—Notes to the consolidated financial statements—Note 5.4. Financial risk management; Operating and financial review and prospects—Operating and financial review

Form 20-F Item Number		Form 20-F Heading	Section in Document
	5B	Liquidity and Capital Resources
Operating and financial review and prospects—Operating and financial review—
Liquidity and capital resources; Financial statements—Notes to the consolidated financial statements—Note 5.2. Financial assets and liabilities; Financial statements—
Notes to the consolidated financial statements—Note 5.3. Derivative assets and liabilities; Financial statements—Notes to the consolidated financial statements—
Note 6.1. Commitments, contingencies and legal proceedings; Financial statements—
Notes to the consolidated financial statements—Note 5.4. Financial risk management

	5C	Research and Development, Patents and Licenses etc.
Business overview—Strategy; Business overview—Nokia in 2025—Our operating model in 2025—Nokia Technologies; Operating and financial review and prospects—
Operating and financial review—Results of operations; Operating and financial review and prospects—Operating and financial review—Results of segments

	5D	Trend Information	Business overview—Nokia in 2025; Business overview—Strategy
	5E	Critical Accounting Estimates	N/A
ITEM	6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A	Directors and senior management	Corporate governance—Corporate governance Statement
	6B	Compensation
Corporate governance—Remuneration; Financial statements—Notes to the consolidated financial statements—Note 6.4. Related party transactions; Financial
Statements—Notes to the consolidated financial statements—Note 3.2.
Remuneration of key management; Financial statements—Notes to the consolidated financial statements—Note 3.3. Share-based payments

	6C	Board Practices	Corporate governance—Corporate governance statement; Corporate governance— Remuneration—Remuneration governance
	6D	Employees
Business overview—Nokia in 2025; Operating and financial review and prospects—
Operating and financial review—Results of operations—Cost savings program;
Financial statements—Notes to the consolidated financial statements— Note 3.1.
Summary of personnel expenses

	6E	Share Ownership
Corporate governance—Remuneration—Remuneration Report 2025; Corporate
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
Operating and financial review and prospects—Shares and shareholders—Share details—Dividend and share buybacks; Financial statements—Notes to the consolidated financial statements—Note 6.1. Commitments, contingencies and legal proceedings

5	Annual Report

Form 20-F Item Number		Form 20-F Heading	Section in Document
	8B	Significant Changes	Operating and financial review and prospects—Significant subsequent events; Financial statements—Notes to the consolidated financial statements—Note 6.5. Subsequent events
ITEM	9	THE OFFER AND LISTING
	9A	Offer and Listing Details
Operating and financial review and prospects—Shares and shareholders; Financial statements—Notes to the consolidated financial statements—Note 1.1. Corporate information; Other information—Investor information—Stock exchanges

	9B	Plan of Distribution	N/A
	9C	Markets
Operating and financial review and prospects—Shares and shareholders; Financial statements—Notes to the consolidated financial statements—Note 1.1. Corporate information; Other information—Investor information—Stock exchanges

	9D	Selling Shareholders	N/A
	9E	Dilution	N/A
	9F	Expenses of the Issue	N/A
ITEM	10	ADDITIONAL INFORMATION
	10A	Share capital	N/A
	10B	Memorandum and Articles of Association	Operating and financial review and prospects—Articles of Association; Other information—Exhibits
	10C	Material Contracts	N/A
	10D	Exchange Controls	General facts on Nokia—Controls and procedures—Exchange controls
	10E	Taxation	General facts on Nokia—Taxation
	10F	Dividends and Paying Agents	N/A
	10G	Statement by Experts	N/A
	10H	Documents on Display	Other information—Investor information—Documents on display
	10I	Subsidiary Information	N/A
	10J	Annual Report to Security Holders	N/A
ITEM	11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Business overview—Strategy; Operating and financial review and prospects—Risk factors—Financial and tax-related uncertainties; Financial statements—Notes to the consolidated financial statements—Note 5.4. Financial risk management; Financial statements—Notes to the consolidated financial statements—Note 4.5. Trade receivables and other customer-related balances

ITEM	12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A	Debt Securities	N/A
	12B	Warrants and Rights	N/A
	12C	Other Securities	N/A
	12D	American Depositary Shares	General facts on Nokia—American Depositary Shares; Introduction and use of certain terms

Form 20-F Item Number		Form 20-F Heading	Section in Document
ITEM	13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	None
ITEM	14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	None
ITEM	15	CONTROLS AND PROCEDURES
Corporate governance—Corporate governance statement—Risk management, internal control and internal audit functions at Nokia; General facts on Nokia—
Controls and procedures; Reports of independent registered public accounting firm

ITEM	16	[Reserved]
	16A	AUDIT COMMITTEE FINANCIAL EXPERT	Corporate governance—Corporate governance statement—Our main corporate governance bodies—Board of Directors—Committees of the Board of Directors
	16B	CODE OF ETHICS	Corporate governance—Corporate governance statement—Regulatory framework; Operating and financial review and prospects—Business Integrity; Other information— Exhibits
	16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Corporate governance—Corporate governance statement—Auditor fees and services; Corporate governance—Corporate governance statement—Audit Committee pre- approval policies and procedures
	16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	None
	16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	Operating and financial review and prospects—Shares and shareholders—Share details—Purchases of equity securities by the Company and affiliated purchasers Corporate Governance—Remuneration
	16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	N/A
	16G	CORPORATE GOVERNANCE	Corporate governance—Corporate governance statement—Regulatory framework
	16H	MINE SAFETY DISCLOSURE	None
	16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	N/A
	16J	INSIDER TRADING POLICIES	Corporate governance—Corporate governance statement—Main procedures relating to insider administration; Other information—Exhibits
	16K	CYBERSECURITY
Corporate governance—Corporate Governance Statement—Risk management, internal control and internal audit functions at Nokia; Corporate governance statement—Our main corporate governance bodies—Board of Directors—Board oversight of cybersecurity; Operating and financial review and prospects—Risk factors
—Risks impacting our competitiveness

ITEM	17	FINANCIAL STATEMENTS	Financial statements
ITEM	18	FINANCIAL STATEMENTS	Financial statements
ITEM	19	EXHIBITS	Other information—Exhibits

6	Annual Report
Forward-looking
statements
Certain statements contained in this report constitute “forward-looking statements.” Forward-looking statements provide Nokia's current expectations of future events and trends based on certain assumptions and include any statement that does not directly relate to any current or historical fact. The words “believe,”
“expect,” “expectations,” “anticipate,” “foresee,” “see,” “target,” “estimate,”
“designed,” “aim,” “plan,” “intend,” “influence,” “assumption,” “focus,” “continue,”
“project,” “should,” “is to,” “will,” “strive,” “may,” “could,” “forecast,” or similar expressions as they relate to us or our management are intended to identify these forward-looking statements, as well as statements regarding:
a)business strategies, planning assumptions, projects, market expansion, growth management, and future industry trends and megatrends and our plans to address them;
b)future performance of our businesses and any future distributions and dividends;
c)expectations and targets regarding financial performance, results, operating expenses, cash flows, tariffs, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins;
d)expectations, plans, timelines or benefits related to our transactions, investments and changes in our organizational and operational structure;
e)market developments in our current and future markets and their seasonality and cyclicality, including the telecommunication provider and AI & Cloud provider markets, as well as general economic conditions, future regulatory developments and the expected impact, timing and duration of potential global pandemics and geopolitical conflicts on our businesses, our supply chain, our customers’ businesses and the general market and economic conditions;
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
These statements are based on management’s best assumptions and beliefs in light of the information currently available to it and are subject to a number of known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties that could affect these statements include but are not limited to the risk factors specified under the section “Risk factors” of this report and in our other filings or documents furnished with the U.S.
Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

7	Annual Report
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
Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after 1 January 1999. In this Annual Report on Form 20-
F, references to “EUR,” “euro” or “€” are to the common currency of the European
Economic and Monetary Union, references to “dollars,” “US dollars,” “USD” or “$”
are to the official currency of the United States, references to “Chinese yuan” or
“CNY” are to the official currency of the People’s Republic of China, references to
“INR” or “Indian rupee” are to the official currency of the Republic of India, references to “GBP” or “British pound” are to the official currency of the United
Kingdom and references to “Japanese yen” or “JPY” are to the official currency of
Japan.
Additional terms are defined in the “Glossary.”
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
In addition to the materials delivered to holders of ADRs by the Depositary, holders can access our consolidated financial statements, and other information included in our annual reports and proxy materials, at nokia.com/financials. This Annual
Report on Form 20-F is also available at nokia.com/financials as well as on
Citibank’s website at https://fs11.formsite.com/bHTsOU/r2piq0mgvd/index.
Holders may also request a hard copy of this annual report by calling the toll-free number 1-877-NOKIA-ADR (1-877-665-4223), or by directing a written request to
Citibank, N.A., Shareholder Services, PO Box 43077, Providence, RI 02940-3081,
United States. With each annual distribution of our proxy materials, we offer our record holders of ADRs the option of receiving all of these documents electronically in the future.

1	Nokia Annual Report on Form 20-F 2025
In this report

2	Nokia Annual Report on Form 20-F 2025

Nokia in 2025	3
Advancing connectivity to secure a brighter world	3
Our 2025 highlights	5
Interview with our President and CEO	6
Our financial performance in 2025	9
Our operating model in 2025	10
Our business groups	11

Strategy	13
Our strategy	13
Our technology vision	19
Customers and partners	21
Our customers	21
Our supply chain	24

3	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Advancing connectivity to
secure a brighter world
Nokia has long been trusted to provide the critical network infrastructure the world relies on. Today, our technology is connecting intelligence –
powering our customers with advanced connectivity.

Telecommunication
providers
Transforming legacy networks into
high performance, secure platforms to
meet the rising demands of AI
AI & Cloud
Delivering advanced optical and IP
data center connectivity to power AI
computing across continents
Mission Critical
Enterprise & Defense
Connecting the intelligence of
machines, devices, and people for
secure, AI-enabled operations
~€160bn+
R&D investments since 2000
15/20
of the world’s fastest 5G networks use Nokia RAN
+4.4bn
mobile subscriptions supported by Nokia networks
9/10
of the top global hyperscalers use Nokia’s
optical networks

4	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Regional split of
employees

North America
10 000
Europe
33 000
Greater China
7 200
Net sales, EURm
19 889
North America
Europe
Greater China
India
Asia Pacific
Latin America
Middle East & Africa
Countries of operation
~130
Average number of employees in 2025
~78 000
Latin America
2 800
Middle East & Africa
2 800
India
18 300
Asia Pacific
3 900

5	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our 2025 highlights
New President and
CEO announced
February Justin Hotard was announced as
Nokia’s new President and CEO, joining us
on 1 April. Hotard has more than 25 years’
experience with global technology
companies, driving innovation, technology
leadership and revenue growth. He also
possesses vast expertise in the AI and data
center markets, which are critical  for
Nokia’s future growth.
Closed acquisition
of Infinera
February The acquisition of Infinera
demonstrated our commitment to providing
the infrastructure underpinning the AI
supercycle and capturing the demand that
comes with it. It also improved the scale of our
Network Infrastructure business and allowed
us to pick up the pace of innovation to meet
the requirements of the AI era.
Milestones for Nokia
and Nokia Bell Labs
May Nokia celebrated its 160th birthday in
2025. The company has been through many
transformations over that time, but none has
been more consequential than the switch to
focusing on telecoms in the 1990s. That set us
on the path to becoming what we are today: a
trusted global provider of secure and advanced
connectivity for customers all over the world.
We also celebrated the 100th anniversary of
the world‑renowned research institution Nokia
Bell Labs.
State-of-the-art R&D
campus in Oulu, Finland
September We opened our new, state-of-the-
art campus in Oulu, Finland. The campus is the
world’s most advanced hub for 5G and 6G
radio innovation. On site, 3 000 staff design,
test and deliver next-generation networks.
Those staff draw on the expertise of a local
ecosystem including customers, universities,
start-ups, established technology providers
and NATO facilities.
Announced strategic
partnership with NVIDIA
October We announced that NVIDIA will
invest $1 billion in Nokia as part of a
strategic partnership between our two
companies. Together the two companies will
enable accelerated development and
deployment of next generation AI-native
mobile networks and AI networking
infrastructure.
The partnership will add NVIDIA-powered AI-
RAN products to Nokia’s industry-leading
RAN (radio access networks) portfolio. The
announcement marks the beginning of the
AI-native wireless era, providing the
foundation to support AI-powered
consumer experiences and enterprise
services at the edge.
Together with NVIDIA we will define the next
generation of global connectivity.
New strategy announced
at Capital Markets Day
November We welcomed investors and
analysts to our Capital Markets Day in New
York to share how we are connecting
intelligence and accelerating value creation
for our customers and investors. At the
event Nokia announced a new strategy, as
well as a simplified operating model, a new
long-term financial target, new strategic
KPIs and changes to its Group Leadership
Team.
Expansion with AI & Cloud
2025 We saw real progress in AI & Cloud. We
closed and integrated Infinera. We launched
new 800G pluggables, delivering excellent
optical performance for data centers in a
compact, low-power form factor. We
expanded our data center switching offer with
our new 7220 IXR H6 switching platform,
powered by Broadcom's Tomahawk 6 chipset.
And we generated EUR 2.4 billion in orders
from AI & Cloud customers across the year.

6	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Interview
with our
President
and CEO
How would you characterize Nokia’s
financial performance in 2025?
Overall, our performance was solid and in line with expectations.
We grew net sales by 3%, delivered approximately EUR 2 billion in comparable operating profit(1) in line with guidance, and generated free cash flow(1) of EUR 1.5 billion.
Beneath those headline results was disciplined execution. We navigated significant foreign exchange headwinds, successfully closed the Infinera acquisition, and accelerated growth in AI &
Cloud, generating more than EUR 2.4 billion of orders from this customer segment. Our strong cash generation allowed us to
further strengthen the balance sheet, invest in growth, and fund our dividend.
(1)Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.

7	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
“Nokia changed the world once
by connecting people. Now we
can change it again by
connecting intelligence.”
Justin Hotard
President and CEO
What drove performance across the portfolio?
Within Network Infrastructure, we saw strong growth in Optical
Networks, solid performance in IP Networks, and stable results in Fixed Networks as we repositioned the portfolio. The
integration of Infinera strengthened our competitive position, particularly with AI & Cloud customers, and increased our
market share in North America.
Cloud and Network Services performed well, growing faster
than the market and improving profitability. Mobile Networks showed signs of stabilization but remained below our long-
term expectations, and we are sharpening execution
accordingly. Nokia Technologies executed well with a slight
increase in our contracted net sales run-rate to EUR 1.4 billion and delivered net sales of EUR 1.5 billion with strong
profitability and cash generation.
What strategic actions shaped the year?
2025 was about setting the strategy for where we see the
business going, and aligning the company accordingly. During the year, we repositioned Nokia to sharpen execution and
focus on where we see the greatest long-term opportunities.
These changes were designed to increase our organizational
clock speed by reducing complexity and accelerating decision-
making.
At our Capital Markets Day in November, we introduced our
new strategy to position Nokia to lead in the AI-driven
transformation of networks and capture the value of the AI
supercycle. We simplified our operating model and reorganized our business into two primary operating segments — Network
Infrastructure and Mobile Infrastructure — to better align to customer needs and accelerate innovation as demand for
advanced connectivity increases. This reorganization took
effect as of 1 January 2026.
We also identified several businesses that, while attractive, are not core to our strategy and decided to move them into
Portfolio Businesses to improve performance and explore
strategic alternatives.
We strengthened our position with telecommunication
providers, accelerated expansion in AI & Cloud, grew in mission critical enterprise, and moved our defense activities into a dedicated unit for incubation.
What are you doing to make
Nokia easier to work with?
There are three elements. It starts and ends with the customer.
First, as part of our simplified operating model, we established a unified Global Sales and Customer Operations organization
for our telecommunication providers and mission critical
enterprise customers, while maintaining deep focus on AI &
Cloud within Network Infrastructure. The result is clearer
accountability and a simpler engagement model.
Second, we strengthened our partnerships — both go-to-
market and strategic technology partnerships. Our collaboration with NVIDIA to build AI-native networks starting with AI-RAN reflects our approach: focus our innovation where we
differentiate, and partner with best-of-breed leaders elsewhere.
Third, we simplified internally by consolidating functions,
eliminating overlaps, clarifying accountability, and reinforcing functional excellence. This aligns with our Team Nokia culture
— clear roles, shared objectives, and collective focus on
delivering innovation that creates value for our customers.
How is AI & Cloud demand affecting Nokia’s
growth, and why does Nokia have a right to win?
AI & Cloud represent the leading edge of the AI supercycle.
Early applications are driving substantial infrastructure
investment in data centers and AI factories. We have focused our roadmap, integrated Infinera to strengthen optical
capabilities, launched 800G ZR/ZR+ coherent pluggables,
invested in new fab capacity for our optical components, and introduced our 7220 IXR platform AI-native architectures.
We offer AI & Cloud customers a differentiated alternative built on performance, quality, and deep optical integration. Our
vertical integration across hardware and software allows us to optimize power, scale, and reliability — advantages that matter as AI infrastructure expands.
AI & Cloud customers are increasingly driving the leading edge of network technology. That positions us to innovate at the
forefront and extend those capabilities across
telecommunications and enterprise markets. As a result, we
are continuing to invest in both our optical and IP networking businesses for long-term growth and scale.

8	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
How are you approaching capital
allocation and investment discipline?
Our capital allocation principles remain consistent: invest
organically where returns are highest, complemented by
disciplined M&A and targeted minority investments.
Under our strategy, we are increasing investment in Optical
Networks and IP Networks, investing selectively in
differentiation within Mobile Infrastructure — including cloud-
native core, AI-native networks, and 6G — and reducing
exposure to lower-growth areas. We shifted from broad venture funding to more targeted strategic minority investments.
At the same time, we remain committed to financial discipline and shareholder returns, including the proposed EUR 0.14 per share distribution.
What are your priorities for 2026 and beyond?
Our new strategy outlines five strategic priorities: accelerating growth in AI & Cloud; leading in AI-native networks and 6G;
growing through co-innovation; deploying capital where we
differentiate; and unlocking sustainable returns.
Within that framework, I see three critical areas of focus for 2026.
First, capturing growth in Network Infrastructure, particularly with  AI & Cloud customers, while improving profitability in
Fixed Networks.
Second, improving gross margin, segment operating profit,
and cash flow in Mobile Infrastructure. While this is not a
structural growth market near-term, it should deliver
consistent returns while we invest in long-term technology
leadership for AI-native networks and 6G.
Third, driving efficiency and productivity across the company.
This includes disciplined cost management, embedding a
culture of continuous improvement, and investing in AI
internally to simplify processes, increase automation, and
accelerate time-to-value from R&D.
Delivering on these priorities is how we create long-term value for our shareholders.
Do you view culture as a performance driver?
Absolutely. Nokia is a company built from multiple
transformations over time, and building a unified culture is essential. We are doing this by engaging our leaders and our entire employee base, so their voice is a part of our cultural evolution and values.
Team Nokia means clear accountability, empowerment, and
shared objectives. It also means clear ownership and disciplined follow-through, so that decisions translate into results. We are making sure every employee understands how their goals and
actions connect directly to Nokia’s overall strategy.
We are reinforcing agility, continuous learning, and streamlined processes so that innovation translates into measurable
performance and value for our customers and shareholders
and growth opportunities for our employees.
How do you see the outlook for 2026?
In financial terms, we target EUR 2.0 to 2.5 billion of
comparable operating profit(1) in 2026. We expect continued
strong demand trends in Network Infrastructure as we ramp
new products expanding our presence in AI & Cloud and invest for long-term growth. In Mobile Infrastructure, we see a stable market environment and are focused on efficiency and
improving profitability.
Overall, our objective in 2026 is to demonstrate clear progress toward the long-term targets we set at our Capital Markets Day.
As you reflect on your first year as CEO,
how do you view Nokia’s direction?
2025 was my first year as CEO, and it was a year of decisive action. We clarified our strategy, simplified the company, and made changes to the leadership team to align accountability with our strategic priorities and strengthen execution. I’m encouraged by how the leadership team has stepped up during this transition and how quickly we are operating as a unified group.
I am proud of the progress Team Nokia has made, and I want to thank the entire team for their focus and commitment.
I also want to thank the Board, and in particular our Board Chair
Sari Baldauf — who has decided to step down — for her
leadership and support during this transition. I look forward to continuing to work closely with the Board as we execute our
strategy and unlock Nokia’s full potential.
Nokia changed the world once by connecting people. Now we
can change it again by connecting intelligence.
(1)Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.

9	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our financial performance in 2025
Our performance in 2025 was a solid foundation for the launch of a new strategy that will position
Nokia to lead network transformation in the AI era and support long-term profitable growth.
Net sales (EURm)

25 000
20 000
15 000
10 000
5 000
0
2023
2024
2025

Operating profit (EURm)
Free cash flow (EURm)(1)
Earnings per share (EUR)(2)
Proposed dividend per share (EUR)(3)
150+
Countries served with
Nokia connectivity
27%
Reduction of total GHG
emissions (scopes 1, 2, 3)
from a 2019 base year
€4.9bn
R&D investments in 2025
€2.1bn
Dividends paid since 2023
€1.6bn
Shares repurchased since 2023
(1)Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.
(2)Diluted earnings per share for continuing operations.
(3)The Board of Directors proposes to the Annual General Meeting 2026 to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

10	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our operating model in 2025
In 2025, Nokia operated with four business groups as outlined below.
In November 2025, alongside the launch of its new strategy, Nokia announced that it would simplify its operating model into two primary operating segments, Network Infrastructure and Mobile Infrastructure. This simplification took effect on 1 January 2026 with the new structure described on page 18.
Network Infrastructure
Network Infrastructure delivers optical
transport, IP routing and switching, and fixed
access technology for telecommunication
providers, mission critical enterprise and AI &
Cloud customers.
Segment net sales (EURm)
+23%
Segment operating margin
-190 bps
Cloud and Network Services
Cloud and Networks Services provides open,
secure, automated and scalable software that
accelerates our customers’ journeys to
autonomous networks and new value creation.
Segment net sales (EURm)
+1%
Segment operating margin
+500 bps
Mobile Networks
Mobile Networks creates high-performance
products and services that support advanced
connectivity across all 3GPP mobile
technology generations, enabling a seamless
evolution to future technologies.
Segment net sales (EURm)
-4%
Segment operating margin
-270 bps
Nokia Technologies
Nokia Technologies is responsible for
managing Nokia’s patent portfolio and
monetizing Nokia’s intellectual property,
including patents and technologies.
Segment net sales (EURm)
-22%
Segment operating margin
-790 bps

11	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our business groups

Network Infrastructure
Network Infrastructure provides reliable, high-performing, trusted solutions that power everything from everyday communications to AI and essential mission critical systems.
Network Infrastructure delivered net sales of
EUR 8.0 billion in 2025 with a segment
operating margin of 9.8%.
We deliver industry-leading optical, IP, fixed
and data center networking solutions to
telecommunication providers, AI & Cloud
customers, mission critical enterprises,
wholesalers and public sector organizations.
Our trusted, purpose-built connectivity
solutions power the internet, drive the global
economy, and support the mission critical
industries that keep the world running.
Optical Networks
Optical is a critical component of the
infrastructure required to support AI at scale,
and we are investing with a long-term view. We
see rapid adoption of high-speed optical
transmission technology including 1.2T/1.6T
coherent transponders and 800G coherent
pluggables that can drive down cost, space, and
power per bit. The demand for 800G pluggables
is challenging the industry's supply chain. Our
focus is on driving market share gains across the
portfolio, building on our number two global
market position(1), increasing our presence in AI &
Cloud and taking steps to address new emerging
intra-data center component opportunities.
IP Networks
IP Networks continued to lead in its sector,
holding the number one global position in IP
edge routing(2). Key priorities for the business
include expanding our presence in data center
networks and driving growth in the mission
critical enterprise segment. We saw
encouraging proof points in the second half of
2025 for our data center business, with a
number of significant design wins and
increased order intake.
Fixed Networks
Fixed Networks focuses on advancing fiber
technologies by leading in residential Passive
Optical Networks (PON), innovating chipsets
and platforms, leveraging AI and automation
to increase margins, and expanding PON into
new sectors such as enterprises and data
centers. Continued innovation leadership in
next generation PON technologies, such as
10G, 25G, and 50G, enabled Fixed Networks to
sustain its global number one position in xPON
OLT for the sixth consecutive year. The
business is also number one in 10G (XGS PON)
ONT/OLT, underscoring its strength in high-
speed fiber connectivity solutions(1).
(1)Omdia and Dell’Oro Q3’25
(2)Dell’Oro Q3'25

Cloud and Network Services
Cloud and Network Services delivers open, secure, automated, and scalable software that accelerates our customers’ journey to autonomous networks and new value creation.
Cloud and Network Services (CNS) delivered
net sales of EUR 2.6 billion, with a segment
operating margin of 13.0%.
Cloud and Network Services’ portfolio includes
Core Network software, which is made up of
voice core, packet core, subscriber data
management, and signaling and policy
software for telecommunication providers.
The CNS portfolio also includes Autonomous
Network software which is made up of a
software fabric (called Autonomous Network
Fabric) that supports digital operations,
analytics and AI, and security software. CNS
customers include the largest
telecommunication providers and mission
critical enterprises in the world.
Telecommunication investments remained
stable in 2025 with providers focusing on 5G
expansion while investing in automation and AI
to optimize their networks, reduce costs, and
improve sustainability. Monetization of 5G
investments also remained a top priority
among the larger providers.
In Core Networks, we hold a leading position in
the telecommunications market, with our
technology present in 65% of
telecommunication providers’ 5G SA
networks. Omdia has ranked us number one in
portfolio competitiveness, Core SaaS, cloud-
native readiness, automation, and 5G deals,
with the highest number of 5G SA core
operator customers and live deployments
worldwide. We have achieved our position by
being early to invest in cloud innovation,
containerization, multi-cloud support, and
flexible deployment options.
In Autonomous Networks, we are a market
leader across various domains: ranked number
one in both AI Ops and Cross-Domain Service
Orchestration and number two in Network
Automation Software by Appledore; number
one in Automated Assurance and a leader in
Service Assurance by Analysys Mason; an
innovation leader in Telco Extended Detection
and Response (XDR) security by GigaOm; and a
Leader and Top Innovator for Telco API
platforms by ABI Research.

12	Nokia Annual Report on Form 20-F 2025

Contents Business overview •Nokia in 2025 Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our business groups

Mobile Networks
Mobile Networks creates high-performing products and services that support advanced connectivity across all 3GPP mobile technology generations.
Mobile Networks delivered net sales of EUR
7.8 billion in 2025 with a segment operating
margin of 2.8%.
Mobile Networks’ portfolio included products
for radio access networks (RAN) and
microwave radio for transport, network
management and a range of associated
services. We serve telecommunication
providers and mission critical enterprises,
including the defense sector and
governments. The demand environment was
largely stable in 2025.
In 2025, we reinforced our position as a global
RAN supplier, delivering the fastest 5G in 15 of
the 20 fastest 5G countries. Analyst firms like
Dell’Oro and Omdia ranked Nokia third in
global Mobile RAN market share for the first
three quarters.
By the end of the year, we had 408
commercial 5G agreements across key regions
and over 1 000 private wireless customers. In
2024 - 2025, we gained 18 new
telecommunication customers, seven of which
joined in 2025, expanded RAN market share
with 18 customers, and saw 13 existing
customers upgrade to 5G technologies.
Nokia has set itself apart from competitors by
pioneering AI-powered radio access networks
(AI-RAN) solutions in partnership with NVIDIA.
As the first supplier to introduce commercial-
grade AI-RAN products for 5G-Advanced and
6G networks, we leverage the NVIDIA ARC-Pro
accelerated computing platform to evolve our
Cloud RAN into a Cloud AI-RAN solution, and in
our AirScale RAN solutions. The upcoming AI-
RAN capacity plug-in unit for Nokia AirScale
baseband will be optimized for AI-native
traffic, allowing customers to capture greater
opportunities in the AI-driven market cycle.
T-Mobile U.S. is partnering with Nokia and
NVIDIA to drive and test AI-RAN technologies
within its commercial network. We are also
collaborating with NVIDIA on AI-RAN
innovation with SoftBank in Japan and Indosat
Ooredoo Hutchison in Indonesia. Additionally,
with KDDI in Japan, we are researching AI-
RAN’s practical applications and architectures
for future commercial viability.
Building on the achievements of 2025 and
embracing AI-driven networks and next-
generation 5G-Advanced and 6G, we are well
positioned to anticipate industry needs and
shape the future of global connectivity.

Nokia Technologies
Nokia Technologies conducts research and standardization, protects our investments by securing patents, and enables other companies to build on our innovation through licensing.
Nokia Technologies delivered net sales of EUR
1.5 billion, with a segment operating profit of
EUR 1.1 billion.
We continued to diversify our revenue pools
with further progress in our expansion areas,
including automotive, consumer electronics,
Internet of Things (IoT), and multimedia
services. In addition, we continued to invest in
our portfolio to future-proof our business.
Nokia has led wireless and multimedia
innovation for over 30 years, building one of
the industry’s largest high-quality patent
portfolios with more than 26 000 families,
including over 8 000 essential to 5G. Our
inventions range from AI and machine learning
for 5G-Advanced and 6G, to environmental
sustainability solutions, Multi-RAT Spectrum
Sharing, MIMO, and quantum security.
The business group shares Nokia’s technology
with a wide range of industries by licensing our
foundational wireless and multimedia
innovations. We have dedicated patent
licensing programs for mobile devices,
consumer electronics, IoT devices and
solutions, automotive, and multimedia
services.
The strength of our assets has made it
possible for us to successfully secure the vast
majority of our patent licensing agreements
without resorting to litigation. This solid
foundation also enables us to establish new
markets through pioneering agreements.
Whenever a device connects to a mobile
network or streams video, it’s powered by
Nokia’s technology. Our inventions are
integrated into more than a billion new devices
worldwide each year. They power entire
industries, enabling smartphones, laptops,
smart TVs, connected cars, smart home
appliances, video streaming platforms, and a
wide range of AR/VR applications.
Building on the strong performance of our
smartphone renewals and the momentum in
our expansion areas, we are well positioned
for continued stability. We have secured
annual contracted recurring revenue of over
EUR 800 million through 2030, providing a
healthy foundation for future success. Our
licensing programs in our expansion areas of
automotive, consumer electronics, IoT and
multimedia now contribute an annual revenue
run-rate of more than EUR 200 million.

13	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
n
Our strategy
Connecting
intelligence:
Powering
the AI era
We are in the middle of an AI
supercycle, a technology revolution in
which multiple waves of innovation will
build on each other.
As intelligence moves beyond the data center and into the
physical world the AI supercycle will transform how devices
interact, how industries operate, and how people live and
experience technology. This represents a moment of
disruption in which new leaders can emerge and substantial
new value can be created.
As the trusted western provider of secure and advanced
connectivity, our technology is powering the AI supercycle.
From fixed to mobile infrastructure we are developing
technology that accelerates value for our customers.

Significant value creation opportunity in the AI supercycle
Large AI supercycle market opportunity	A strong innovation roadmap	Key wins validating strategic milestones
€60bn	€4.9bn	~€2.4bn
‘28 SAM, 9% CAGR(1)	R&D investment in 2025	YTD AI & Cloud orders up 3X(2)

(1)    Serviceable addressable market. Nokia, analyst reports, excluding China/Russia;
(2)    YTD 2025 including Infinera from 1 January 2025. AI & Cloud includes AI and data center customers, neocloud, sovereign cloud,
        Tier 2/3 cloud providers.

14	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our strategy evolution during 2025
Infinera acquisition
Nokia announced its intent to acquire Infinera, a leader in
optical networking solutions and advanced optical
semiconductors, on 26 June 2024 and the acquisition was
completed on 28 February 2025. Nokia acquired Infinera for a purchase consideration of EUR 2.5 billion as described in more detail on page 184. The transaction was aligned with Nokia’s strategic direction and aimed to provide three primary strategic benefits:
1.Increased scale in Optical Networks: The combination of
Nokia’s existing optical portfolio with Infinera’s has
created a business with the scale to better compete on all
fronts with the market leaders, and over time, improve
the operating margin and returns generated in the
business.
2.Expanded presence in North America: Nokia’s Optical
Networks business before the acquisition had a strong
position in many regions but the notable weakness was in
North America. This was the region of strength for Infinera
and the acquisition was highly complementary and creates a
stronger global presence.
3.Strengthened position in AI & Cloud: Nokia had only limited presence in supplying the hyperscalers or even the broader AI &
Cloud markets. Infinera already had deep engagement with
hyperscalers and has built on that post acquisition.
Nokia moved quickly after the completion of the acquisition to integrate the business. Within just over a month of closing the acquisition, Nokia communicated to customers how the product portfolio would evolve. The commercial momentum of the
combined optical business was strong through the rest of 2025.
Leadership transition
In February, Nokia announced a leadership transition that would see Justin Hotard appointed as President and CEO, succeeding
Pekka Lundmark, with the change taking effect on 1 April 2025.
Following the leadership transition, Nokia entered a period of strategic assessment. From the start the focus was on capital allocation to ensure Nokia is investing sufficiently in the key growth opportunities in the business but also driving for
efficiency across the organization.
While some conclusions of that process were already announced earlier, Nokia’s new strategy was then fully communicated at the Capital Markets Day in November 2025. The following pages outline the strategy Nokia began implementing through 2025
and will focus on executing in 2026 and beyond.
Capital Markets Day 2025
On 19 November 2025, during our Capital Markets Day, we
announced our new strategy to position Nokia to lead in the AI-
driven transformation of networks and capture the value of the
AI supercycle. It laid out how we would take the lead in
connecting intelligence by becoming faster, more agile, more focused and more execution-driven. Going forward we will be
guided by five strategic priorities:
▪Accelerate growth in AI & Cloud
▪Lead the next era of mobile connectivity with AI-native
networks and 6G
▪Grow by co-innovating with customers and partners
▪Focus capital where Nokia can differentiate
▪Unlock sustainable returns
To execute on our new strategic direction, we have simplified
Nokia’s operating model, effective from 1 January 2026. Nokia has moved from four business groups to two primary operating segments: Network Infrastructure and Mobile Infrastructure.
This simplification will streamline our organization, allowing us to accelerate innovation, unlock operating leverage and move faster.
Our ways of working will also change in order to reinforce our strategic priorities. Going forward we are prioritizing clear roles, accountability and the empowerment needed to execute at
pace. This will help us move faster, make better decisions, align ourselves more closely with customers and focus our attention on where we see the greatest opportunities. This
straightforward, cohesive, customer-focused approach has a
simple name: Team Nokia.
Nokia has already changed the world once. Now we have the
opportunity to change it again. This is the new chapter of Nokia:
focused, differentiated, trusted and already creating value in the AI era.

15	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our strategic
priorities in action
Strategic priority
01
Accelerate growth in
AI & Cloud
The AI supercycle is a multi-decade, multi-wave
technology transition. We are investing to grow in the
parts of our portfolio that power it, from data centers to
the intelligent edge. These investments, specifically in
Optical Networks and IP Networks, will help us to capture
the demand, growth and value that the AI supercycle is
generating.
Our acquisition of Infinera strengthened our position in
optical transport, enabling us to deliver ultra-fast, reliable connectivity for hyperscale data centers and AI workloads.
Strategic partnerships with leading technology companies
such as NVIDIA, and investments in providers of sovereign
AI cloud infrastructure such as Nscale, ensure our
solutions are embedded at the heart of global innovation
and value creation.

AI network demand grid

	Reliability | Downtime	Per‑port peak bandwidth	Mobile traffic	Latency
AI-native				Physical AI ▪Self-driving cars ▪General robotics
Open
Trustworthy and secure		Perception AI ▪Speech recognition ▪Deep RecSys ▪Medical imaging	Generative AI ▪Digital marketing ▪Content creation	Agentic AI ▪Coding assistant ▪Customer service ▪Patient care
Extensible	Foundational AI ▪2012 AlexNet

16	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Strategic priority

02	Lead the next era of connectivity with AI-native networks and 6G
We’re pioneering trusted, secure, AI-
powered networks.
Currently, most AI data traffic comes from
text-based applications such as large
language models (LLMs). In the future, that
traffic will become more diverse, based on
images, videos and physical devices with
embedded AI, such as augmented reality
glasses. In addition, AI is shifting network
traffic away from the traditional, downlink-
heavy model based on consuming content,
and towards a more balanced, uplink-and-
downlink model based on the creation,
interpretation and uploading of data. In the
AI supercycle networks must not only carry
this AI traffic but also use AI to optimize
performance, reliability, and energy
efficiency.
Our innovations in optical transport, IP
switching, and radio hardware and software
allow networks to meet these demanding
requirements, making it possible to achieve
ultra-low latency, massive capacity and
extreme scalability. Our AI-RAN partnership
with NVIDIA demonstrates our strategic
intent, while ongoing research and
standardization work mean we are already
shaping the qualities and capabilities of 6G.
By cloudifying core network functions,
collaborating with industry leaders and
developing the software that optimizes
networks for the reality of AI, we help our
customers to scale efficiently and securely
as AI traffic grows, agentic AI rolls out and
physical AI becomes more commonplace.
Strategic priority

03	Grow by co-innovating with customers and partners
Our best innovations are built together with
customers, partners and the broader
technology ecosystem. But we want to go
further. We will drive co-creation with our
ecosystem where customers or partner
competencies complement our own, aiming
to improve product performance, strengthen
our own competitiveness and further
differentiate us in a demanding market.
Recent examples of this approach include
partnership and investment in Nscale for AI
cloud infrastructure, and collaboration with
NestAI to advance autonomous systems in
defense.
These initiatives demonstrate our ability to
leverage our networking expertise while
integrating complementary capabilities from
partners.
Co-innovation accelerates time-to-market,
strengthens customer relationships, and
ensures solutions deliver measurable
outcomes. Nokia’s recently strengthened
partnership with NVIDIA demonstrates these
benefits – our largest US customer, T-Mobile
US, is an active participant in the
partnership, using it to drive and test AI-RAN
technologies and use cases.

From connecting people to connecting intelligence

Consumer AI traffic growth	Enterprise and industrial AI traffic growth	New network demands
20% CAGR over the next decade	~50% CAGR over the next decade	» Uplink intensity increasing » Traffic variability increasing » Latency sensitivity critical

Synergy model
Telecommunications,
Cloud, Industry,
Defense
Tailored
solutions
with
measurable
outcomes
Nokia
networking
expertise
Hyperscalers,
Industry Leaders,
Enterprises

16	2	Nokia Annual Report on Form 20-F 2025

17	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Strategic priority

04	Focus capital where Nokia can differentiate
We will invest where we can truly differentiate
ourselves from our competitors, ensuring
resources are allocated to areas with clear
technological leadership and market
opportunity.
Elsewhere, we will partner with the best in
the industry to create more value. With our
Core portfolio, for example, we focused on
real software differentiation and partnered
with companies such as Red Hat instead of
building our own cloud stack.
We are pulling back from venture fund
investing in order to focus on selective and
strategic direct minority investments that
support or complement our commercial
endeavors and strategy to drive market
technology leadership.
Our strategy also takes account of
opportunities to achieve organic growth
through R&D, targeted capital expenditure
to expand critical capacity, and selective
mergers and acquisitions, such as our
acquisition of Infinera, that enhance our
capabilities in areas where we can lead. The
creation of our Portfolio Businesses segment
clarifies non-core activities and enables
evaluation of alternative ownership models.
Strategic priority

05	Unlock sustainable returns
We will empower Team Nokia, invest in AI-
enabled productivity and pursue consistent,
durable value for our shareholders.
Internally, our focus on operational
excellence, portfolio simplification and AI-
enabled productivity drives efficiency and
profitability across the organization.
Capital discipline supports balanced and
growing dividends and share buybacks, while
performance improvements and cost
efficiencies can reinforce market share
gains.
By executing our strategic priorities, we aim
to deliver earnings growth, cash generation
and total shareholder returns, further driving
innovation and value creation in the
technology ecosystem.

Capital allocation: approach and resulting opportunity

1	Organic investment: R&D and CapEx	Focused	Near-term profit improvement

2	Inorganic investment: M&A and strategic investments	Prudent
Long-term growth potential
3	Dividends: recurring, stable and growing over time
Balanced
4	Share buybacks: excess cash return

Creating long-term value for shareholders

Delivering profit expansion	Position Nokia for long-term growth	Maintaining disciplined approach to capital allocation

18	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Framing Nokia’s future
Our strategy is clear, focused and
positions us to lead. To execute with
maximum efficiency, Nokia must align with
our customers - how they buy, how they
evolve and how they position themselves.
To better align with customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity,
Nokia announced that it would simplify its operating model into two primary operating segments: Network Infrastructure and
Mobile Infrastructure. This reorganization took effect as of
1 January 2026. During 2025 Nokia still operated under the
previous structure as described on page 10.
The reorganization recognizes Network Infrastructure as a
growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of
three business units: Optical Networks, IP Networks and
Fixed Networks.
The new Mobile Infrastructure segment brings together Nokia’s
Core Software portfolio, Radio Networks portfolio and Technology
Standards, formerly Nokia Technologies. It will be positioned for core and radio-network technology and services leadership to lead the industry towards AI-native networks and 6G.
Nokia Defense is being launched as an incubation unit to serve as the central go-to-market and R&D hub for Nokia’s defense
portfolio.
This new structure gives us the clarity and accountability we need to execute with speed and discipline.
Nokia has conducted a thorough review of its business
portfolio. This process identified several units which, despite some compelling growth opportunities, are not seen as core to the future of the company’s strategy.
Nokia aims to conclude on a future direction for each unit
during 2026. During this transition, Nokia’s priority will be to ensure continuity for customers and employees.
Portfolio Businesses include the following units:
▪Fixed Wireless Access CPE
▪Site Implementation and Outside Plant
▪Enterprise Campus Edge
▪Microwave Radio

Business structure: Two operating segments	Our customers	Creating long-term value for stakeholders

Network Infrastructure Mobile Infrastructure	Telecommunication Providers AI & Cloud Mission Critical Enterprise & Defense Technology Licensees
Customer focus and co-innovation
Embedding greater agility to position Nokia for long-term sales growth
Driving profit growth through operational excellence and efficiency
Maintain a disciplined approach to capital allocation

19	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our technology vision
Connecting
intelligence:
Enabling a
supercycle
LLMs, agents, autonomous vehicles – some of the
innovations to have emerged from the first phase of
the AI supercycle are already all around us. To fully
capture the value of that supercycle we must
understand what AI means for connectivity. AI will
blur the boundaries of the physical and the digital
worlds. The connected landscape will completely
change the demands placed on networks.
As a trusted Western provider of secure and advanced connectivity,
Nokia’s technology is powering the AI supercycle. Our technology provides the infrastructure for AI systems to exchange and process data in real time. This is vital but far from straightforward: the amount of complex and diverse AI-native network traffic is increasing exponentially.
Connectivity that hits required KPIs for bandwidth, capacity and latency will become a major value driver for telecommunication providers as data flows both ways between data centers and AI-powered devices, applications and autonomous vehicles.

20	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 •Strategy Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Enterprises must scale their adoption of AI. This means
networks must evolve from delivery channels to integral
components of the AI ecosystem. This is true not only to
capture opportunities enabled by 5G, but to prepare for 6G and beyond.
But while grasping the potential of AI, enterprises also recognize that the infrastructure enabling it must be secure and dependable.
Advanced connectivity allows for more devices, machines and
distributed systems to plug into networks. This increases the need for trust, security and resilience across entire architectures.
Privacy, transparency, accountability and other responsible
principles must be prioritized throughout the development,
implementation and operation of AI models and tools.
For decades, Nokia technologies have driven the digitalization of networks, from analog sound waves to bits, then to packet switched technologies across radio, transport, IP switching
domains and the cloud edge. We have peerless visibility across the network, based on unique datasets that allow us to train, inference and fine-tune AI models built specifically for
networks.
In RAN, we recently reinforced our AnyRAN portfolio by
expanding our partnership with NVIDIA, bringing their GPUs into our radio networks and embedding AI-based innovations into
the base bands. This brings GPU support to our proven field-
hardened software on the AI-RAN platform.
In IP routing, our portfolio is built on robust software sitting on top of unique silicon, as well as a comprehensive portfolio of data center switches. We are also leaders in Indium Phosphide photonic integrated circuits, differentiating us from our
competitors. In fixed access, we recently launched the world's first 50-gig PON and are getting ready for ultra-fast broadband.
In Optical Networks, our innovation in material sciences helps us achieve previously impossible capacities across fiber optical cables, doubling previous throughput and interface
performance. Our pluggables give operators and hyperscalers
the flexibility and scalability that the AI era demands.
Tomorrow’s networks won’t just carry data. They will
continuously adapt, protect and improve. AI powers the
networks, and the networks power AI. The benefits will be felt by network owners and their customers: businesses, public
services and communities, everywhere.

Nokia Bell Labs
Nokia Bell Labs is one of the world’s premier industrial
research labs. Celebrating its centenary in 2025 – the same
year as Nokia’s 160th anniversary – it brings together
mathematicians, engineers, physicists, programmers and
other experts to work on some of technology’s biggest
challenges.
Nokia Bell Labs researches the fields of network
fundamentals, automation, semiconductors and devices, and
AI and software systems. Current focus areas include:
Physical AI: We are building Physical AI models that can
interpret a physical scene in real-time. These models allow
users to ask “what is happening now?” and issue natural
language commands in a variety of settings; the models will
reply with an understanding of the physical world and the
people and objects that inhabit it.

Space communications: In March 2025, in collaboration with
NASA, Intuitive Machines and Lunar Outpost, we deployed the
first cellular network on the Moon.
AI-native networks and 6G: Throughout 2025 we advanced
the 6G ecosystem in multiple domains through co-creation
with customers and partners. Work included the exploration of interoperable, multi-vendor AI in wireless networks with
Qualcomm Technologies; 6G radio receiver leveraging AI to
extend uplink range and enhance coverage with Rohde &
Schwarz; and driving innovation in 6G energy efficiency and
network resiliency with KDDI Research.

Our R&D, standardization, and IP strength

Innovation leadership Strong innovation roadmaps and co-innovation with customers and partners.	~€160bn	€4.9bn
	R&D investments since 2000	R&D investments in 2025

Standards leadership Ecosystem leadership through standardization. Nokia holds key positions across all major standardization and industry groups.	8 000+	6G
	patent families declared as essential to 5G standards	founding member of Next G Alliance and leadership in Hexa-X-II and 6G- ANNA projects

Patent leadership Constant renewal of industry- leading portfolio.	26 000+
patent families with vast majority still in force in ten years’ time

21	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 Strategy •Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our customers
Delivering
value,
consistently
Nokia’s technology is an essential enabler
of the AI supercycle – a revolution that is
already reshaping demand from our
customers.

Telecommunication providers	Telecommunication providers	Telecommunication providers
70%	70%	15/20
of the world’s 5G standalone networks include Nokia core platforms	of fiber broadband connections in North America use Nokia networks	of the world’s fastest 5G networks rely on our technology

AI & Cloud	AI & Cloud	Mission critical enterprises
9/10	100+	1 000+
of the top global hyperscalers use Nokia’s optical networks	customer relationships	momentum growing in utilities, transportation, public sector, manufacturing and health care

Our customers are contending with the accelerating growth of
AI traffic and the new demands that AI applications are placing on network performance.
As a trusted global provider of secure and advanced
connectivity, our technology helps our customers capture the opportunities of an AI-enabled future. We also co-create
solutions with those customers to make sure our product
performance and business competitiveness are second to none.
Our customers comprise four broad groups: Telecommunication
Providers, AI & Cloud, Mission Critical Enterprise & Defense, and
Technology Licensees. Nokia discloses the combination of AI &
Cloud providers and Mission Critical Enterprise in the breakdown of sales by customer type on page 135. This section analyzes the current situation with each of those customer groups.

22	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 Strategy •Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information

01
Our customers Telecommunication Providers
Serviceable addressable market: €69 billion, up 2% year-on-year.
Telecommunication providers offer voice and/or data services through fixed and/or mobile connectivity to consumers,
enterprises, governments and other customers. To stay
competitive, telecommunication providers must unlock new
value, improve performance and bring new services to their
customers, transforming legacy networks into high performance and secure platforms ready for the demands of the AI supercycle.
Nokia estimates that in 2025 our serviceable addressable
market (SAM) related to telecommunication providers was EUR
69 billion, having increased by 2% from 2024 to 2025, excluding the impact of changes in foreign currency exchange rates. We saw moderate market growth in all segments driven by North
America, Middle East, Africa and India.
We expect the SAM to grow moderately, at a 1% compound annual growth rate (CAGR) between 2025 and 2028 excluding the impact of changes in foreign currency exchange rates. We expect that fiber, IP routing and optical networks will grow faster than the overall telecommunication provider market, driven by the continuous
demand for higher speed access technologies. Meanwhile we expect
RAN investments to track the overall telecommunication provider market, as 5G continues to roll out. This rollout will drive growth in software, including 5G Core and all software segments supporting
5G operability and monetization. Long term, we expect growth in the
RAN market following the rise of AI-enabled devices and the demand for intelligent applications at the edge.
Having invested billions in spectrum, access technologies and transport infrastructure in recent years, we expect
telecommunication providers to remain focused on the
monetization and cost optimization of their assets. They are also considering divesting from passive infrastructure and
transitioning towards network sharing models, which might
reduce demand for network vendor equipment. We have also
seen some telecommunication providers adopt cloud-based
operational and business models, which may allow for new
market entrants, accelerate innovation and create market share opportunities for technology leaders, including Nokia.

02
Our customers AI & Cloud
Serviceable addressable market: €17 billion, up 28% year-on-year.
AI & Cloud providers are building the physical infrastructure of the AI economy at unprecedented speed. To meet rising demand, they need ultra-high-performance connectivity to deliver high capacity hyperscale connectivity across continents and within the data center. Increasingly, they rely on Nokia to power their AI factories in some of the most complex networks ever seen – nine of the world’s top 10 hyperscalers use Nokia’s optical technology.
We estimate that in 2025, Nokia’s SAM related to AI & Cloud
providers was EUR 17 billion, having increased by 28%,
excluding the impact of changes in foreign currency exchange rates from 2024 to 2025. This was driven by an acceleration of data center networking roll-outs, especially by hyperscalers.
Our SAM for AI & Cloud providers consists mainly of optical and
IP networks, providing conduits for the data and compute that power AI training and real-time inference. Within optical
networks, we expect that data center interconnect will drive strong growth, while the rapid increase in data traffic required by AI & Cloud providers will necessitate the adoption of higher bit rate technologies in IP networks.
The largest global AI & Cloud providers are structurally important parts of the telecommunications ecosystem. As well as building the
AI factories that enable the AI supercycle, they partner with telecommunication providers to co-locate edge stacks on-premises and they aim to run telecommunications network workloads on
their cloud infrastructure. As such, AI & Cloud providers are customers, partners and potential competitors in some areas.
We forecast this market to grow at 26% CAGR until 2028, excluding the impact of changes in foreign currency exchange rates.

23	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 Strategy •Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information

03	Our customers Mission Critical Enterprise & Defense
Serviceable addressable market: €13 billion, up 11% year-on- year.
Mission critical enterprises are those in which connectivity is a strategic asset helping to deliver persistent connectivity for operations that simply cannot fail. They include public utilities, rail and transportation, emergency services and militaries.
Mission critical enterprises demand the best, most reliable, most resilient connectivity on the market, often in challenging
locations and situations. From emergency response and grid
restoration to real-time train control, they require networks that deliver always-on connectivity across wide and indoor areas, ultra-low latency for instant command and automation, and
robust end-to-end security. This is why mission critical
enterprises are replacing siloed legacy systems with higher-
performance dual-use technologies, such as 5G, which can be
optimized for specific use cases while remaining more affordable and delivering higher performance than bespoke technologies.
We see defense as a particularly important part of the mission critical enterprise market. Militaries are accelerating their spending, including on robust, resilient and secure
communications technologies, especially those that are dual-
use. Nokia is a trusted partner to the defense community and an innovation leader in cloud, fixed and wireless networks. We provide best-in-class dual-use technologies that can enhance defense communications and accelerate the digital
transformation of defense assets.
We estimate that in 2025, Nokia’s SAM related to mission critical enterprises was EUR 13 billion, having increased by 11%,
excluding the impact of changes in foreign currency exchange rates from 2024 to 2025. This was driven by strong growth in both Network Infrastructure, especially in data center networks, and Mobile Networks.
We forecast this market to grow at 14% CAGR until 2028,
excluding the impact of changes in foreign currency exchange rates.

04	Our customers Technology Licensees
Total revenue: €1.5 billion down 22% year-on-year.
Technology licensees are companies that have agreed licenses to use Nokia’s intellectual property in their products. This includes the licensing of Nokia’s industry leading patent
portfolio and the licensing of technologies for integration into consumer devices.
The vast majority of Nokia Technologies’ revenue comes
from patent licensing. We have patent licensing agreements
with most of the world’s major smartphone vendors and
with most Western car makers.
In addition to mobile devices and automotive, we run patent
licensing programs for consumer electronics, video services and the wider IoT domain.
In total, we have more than 250 licensees across all our
programs, including companies like Apple, Samsung, Lenovo,
and Mercedes-Benz.

24	Nokia Annual Report on Form 20-F 2025

Contents Business overview Nokia in 2025 Strategy •Customers and partners Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information

Own manufacturing As of 31 December 2025, the production capacity for sites owned by us is noted below:
Country	Location and products(1)	Productive capacity, net (m2)(2)
Finland	Oulu: Base Stations	11 500
India	Chennai: Base Stations, Radio Controllers and Transmission Systems, Fixed Networks	15 500
The United States	Sunnyvale, California(3): Compound Semiconductor Wafer Fab and Test Facility	2 300
The United States	Allentown, Pennsylvania(4): Production and Development of Advanced Packaging and Test of Photonic integrated Circuits	2 400

(1)We consider the production capacity of our manufacturing network to be sufficient to meet the requirements of our business. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance.
During 2025, there were no site disposals. During 2024, Nokia disposed of the following sites:
1) Calais: submarine cables (France), 61 000 m2 net productive capacity.
2) Greenwich: submarine cables (United Kingdom), 11 000 m2 net productive capacity.
3) Hannover: radio frequency systems (Germany), 23 500 m2 net productive capacity.
4) Suzhou: radio frequency systems (China), 13 500 m2 net productive capacity.
During 2023, Nokia disposed of the following sites:
1) Trignac: radio frequency systems (France), 7 300 m2 net productive capacity.
2) Meriden: radio frequency systems (The United States), 31 000 m2 net productive capacity.
3) Bydgoszcz: remanufacturing, product integration (Poland), 15 200 m2 net productive capacity.
(2)Production capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.
(3)Leased site.
(4)In addition to the Allentown site owned by Nokia, as of February 2026, Nokia has leased an additional site in Allentown that is expected to expand the production capacity by approximately 1 800 m2.
In addition to the above-mentioned sites, Nokia has in February 2026 completed the purchase of a previously leased facility in San Jose, California (the United
States) on which a new Compound Semiconductor Wafer Fab is expected to begin production in 2027 and additional construction will continue to expand the capacity of the site through 2028. The productive capacity of the site is expected to reach 2 600 m2. Funding of the California expansion includes USD 40  million of the total USD 93 million in direct funding from the U.S. Department of Commerce under the CHIPS Act and other federal, state, and local incentives (including available investment tax credits). Up to USD 53 million of the CHIPS Act grant funding and federal (including available investment tax credits) and state incentives, may also be used for a potential project in Pennsylvania relating to photonics packaging and testing.
For more details, please refer to Note 4.2. Property, plant and equipment in the consolidated financial statements.

Our supply chain
Trusted relationships
Nokia’s diversified and sustainable supply chain is a strategic asset for us, our customers and consumers of connectivity.
Our end-to-end operations include sourcing, demand and
supply planning, manufacturing, distribution and logistics. In
2025, we purchased over EUR 11 billion worth of products and services from around 9 000 suppliers.
While the operating environment remained challenging in 2025, we continued to develop risk and cost management capabilities, robust partnerships and a regional approach.
Focus on risk and cost management
Demand for our products remains volatile, driven by macro-
economic conditions and growth in AI & Cloud infrastructure. To address market fluctuations and supply-chain disruptions, we work with customers to develop robust mid- and long-term
forecasts, enabling effective risk management, cost-efficiency prioritization and enhanced resilience. Our rigorous inventory-
management practices mitigate the risk of excess stock.
We continued to develop our risk management capabilities,
supported by increased digitalization and automation.
Inventories and safety buffers were largely kept upstream on a component level, increasing the flexibility to react to any
potential short-term product type changes.
Building resilience
We continuously optimize our manufacturing, distribution and supplier networks, ensuring several manufacturing sources for key volume products. We also leverage AI capabilities to better develop our supply chain and factory network.
Our geographically dispersed manufacturing network consists
of both our own manufacturing (4% of the network, based on
number of sites) and contract manufacturing partners. Our
network is strategically located around the world, and each year our spending percentage varies depending on regional demand.
In 2025, our spend spread was: Europe 28%, Asia Pacific,
Japan/India 44%, China 16% and the Americas 12%.
The Infinera acquisition gave Nokia the capability to build key optical semiconductor components with its internal Indium
Phosphide (InP) wafer fab capability in California, US. InP
components are a key element of Optical transceivers and
transponders. Having capability in-house derisks a critical
element of our supply chain. In addition, Nokia has a site for the advanced packaging and testing of these components.
Sustainability enablement and innovation
We expect suppliers to follow our Third-party Code of Conduct and Nokia Supplier Requirements. These cover topics such as
environment, responsible minerals and modern slavery and are embedded in our due-diligence and supplier support efforts.
In 2025, we implemented 788 supply chain audits. The findings and corrective actions give us confidence that we are reducing risks related to safety, labor and human rights. We established a
Sustainability criteria in our Supply Chain Finance framework, benefitting suppliers with strong sustainability performance.
We are committed to cutting 50% of our absolute scope 1, 2
and 3 greenhouse gas emissions by 2030. We are also
committed to overall net-zero by 2040 across our value chain.
In 2025, we reached a 100% share of renewable electricity in our own factories.
We have increased recycled content in mechanical parts and aim to reach at least 50% recycled aluminum, copper, steel, and
polymerics by 2030. We further strengthened the traceability and conflict-free status of relevant minerals in our supply chain.

25	Nokia Annual Report on Form 20-F 2025

26	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Corporate governance statement
“Strong governance is the foundation of Nokia’s long-term success. In 2025, our Board of Directors continued to drive strategic direction as well as support and oversee management performance, promoting transparency and accountability across all operations.”

Highlights in our corporate
governance during 2025
▪Justin Hotard was announced as Nokia’s new President
and CEO, joining us on 1 April. Hotard has broad
experience with global technology companies, driving
technology leadership, innovation and revenue growth.
▪In March 2025, we published Nokia’s first sustainability
statement aligned with the EU Corporate Sustainability
Reporting Directive and Finnish regulation, marking a
significant step in our ESG journey.
▪At the 2025 Annual General Meeting (AGM) our
shareholders reaffirmed their support for the Board’s
proposals with a record high overall vote turnout. Our
shareholders were also able to follow the meeting via
webcast and submit verbal and written questions.
▪We have continued our proactive stance on AI
governance through our robust AI governance
framework at Nokia. We have defined our guiding AI
principles through Nokia Bell Labs, and mobilized our
cross-functional teams to ensure readiness for every
regulatory milestone.
▪We have had the pleasure to engage with several of our
largest shareholders during 2025 to discuss Nokia’s
sustainability, remuneration and governance practices,
and their expectations in these areas. We also welcomed
NVIDIA as our shareholder in connection with our
strategic partnership agreement, reinforcing our
commitment to innovation and collaboration.

This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act
(2012/746, as amended) and the Finnish Corporate Governance
Code 2025 (the “Finnish Corporate Governance Code”).
Regulatory framework
Our corporate governance practices comply with Finnish laws
and regulations, our Articles of Association approved by the shareholders and our corporate governance guidelines
(“Corporate Governance Guidelines”) adopted by the Board of
Directors. The Corporate Governance Guidelines reflect our
commitment to strong corporate governance. They include the
directors’ responsibilities, the composition and election of the members of the Board and its Committees, and certain other
matters relating to corporate governance. We also comply with the Finnish Corporate Governance Code adopted by the
Securities Market Association.
We follow the rules and recommendations of Nasdaq Helsinki
due to the listing of our shares on this exchange (ticker code
“NOKIA”). During 2025 we also complied with the rules of
Euronext Paris prior to delisting our shares on 31 December
2025. Furthermore, due to the listing of our American
Depositary Shares on the New York Stock Exchange (NYSE)
(ticker code “NOK”) and our registration under the U.S.
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

27	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Our main corporate governance bodies
Pursuant to the provisions of the Finnish Limited Liability
Companies Act (2006/624, as amended) (the “Finnish
Companies Act”), the legislation under which Nokia operates, and Nokia’s Articles of Association, the control and
management of Nokia are divided among shareholders at a
general meeting, the Board, the President and CEO and the
Group Leadership Team, chaired by the President and CEO.
General Meeting of Shareholders
Nokia’s shareholders play a key role in corporate governance, with our Annual General Meeting offering a regular
opportunity to exercise their decision-making power in Nokia.
In addition, at the meeting the shareholders may exercise
their right to speak and ask questions.
Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. The Annual General Meeting decides,
among other things, on the election and remuneration of the
Board, the adoption of annual accounts, the authorization for the Board to distribute dividend or other assets, discharging the members of the Board and the President and CEO from
liability, as well as on the election and fees of the external auditor and the sustainability reporting assurer. The
Remuneration Policy is presented to the general meeting at
least every four years and the Remuneration Report is
presented annually. Resolutions of the general meeting
regarding the policy and the report are advisory in nature.
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
The Finnish legislation can be considered a leading example of protecting shareholders’ rights in virtual general meetings. In the future, virtual general meetings are expected to improve the position of nominee-registered shareholders residing
outside of Finland, who may have been unable to attend the
general meeting in person or be represented by proxy. The
reduced carbon footprint is also one of the benefits of virtual general meetings.
Annual General Meeting 2025 and 2026
The Annual General Meeting 2025 took place at Finlandia Hall,
Helsinki, on 29 April 2025. We were pleased to see the high
number of votes cast representing approximately 61.4% of all outstanding shares and votes. For the fourth consecutive year, the turnout for the vote stood at a record-high level.

Corporate governance framework

General Meeting of Shareholders

External Audit Sustainability Assurance	Board of Directors Audit, Corporate Governance and Nomination, Personnel, Strategy, Technology Committees	Internal Audit

President and CEO Group Leadership Team
A total of 106 746 shareholders representing approximately
3 304 million shares and 58.9% of all the shares and votes in the Company participated the Annual General Meeting. On the
other hand, we once more saw a lower number of shareholders
attending in person. To facilitate shareholder participation and digital options to follow the meeting, the Company offered
the opportunity to cast votes in advance and to follow the
meeting and ask questions through a live webcast, both in
writing and orally.
Nokia Corporation’s Annual General Meeting 2026 is planned to be held on 9 April 2026. The Board’s proposals to the Annual
General Meeting 2026 were published on 29 January 2026.

28	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Board of Directors
The operations of Nokia are managed under the direction of the
Board, within the framework set by the Finnish Companies Act,
Nokia’s Articles of Association and any complementary rules of procedure as defined by the Board, such as the Corporate
Governance Guidelines and the charters of the Board’s
Committees.
Election of the Board of Directors
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
The Corporate Governance and Nomination Committee aims to
continually renew the Board to have an efficient Board of
international professionals with a mix of skills, experience and other personal qualities in line with the diversity principles established by the Board. The Committee considers potential
director candidates based on the short-term and long-term
needs of the Company. In the process of identifying and selecting the candidates matching these needs and desired profiles, the
Committee engages recruitment firms and external advisers.
Board independence
In accordance with the Corporate Governance Guidelines
adopted by the Board of Directors, the Nokia Board shall have a majority of directors who meet the criteria for independence as defined by the Finnish Corporate Governance Code and the
rules of the NYSE. All members of the Board’s Audit, Personnel,
Corporate Governance and Nomination Committees as well as
the majority of the Strategy and Technology Committees shall be independent Directors under the same criteria.
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
Board composition
The Board has adopted diversity principles, demonstrating our commitment to promoting a well-balanced Board composition.
These principles are embedded in our processes and practices for identifying and proposing new candidates for the Board, as well as for the re-election of current members.
For Nokia, Board composition is not static, but evolves over time based on the relevant business objectives and future needs. We view Board diversity as one of factors that strengthen the
Board’s overall effectiveness rather than an end in itself.
Diversity of our Board is considered from a number of aspects including, but not limited to, skills and experience, tenure, age, nationality, cultural and educational backgrounds, gender, as well as other individual qualities.

29	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Current members of the Board of Directors
The Annual General Meeting held on 29 April 2025 elected ten members to the Board for a term ending at the close of the next
Annual General Meeting. Timo Ahopelto, Sari Baldauf, Elizabeth
Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas
Saueressig, and Kai Öistämö were re-elected as Board
members. Pernille Erenbjerg and Timo Ihamuotila were elected as new Board members. Following the meeting, the Board re-
elected Sari Baldauf to serve as Chair and Timo Ihamuotila as
Vice Chair of the Board for the same term.
In the current Board composition, 40% of the Board members
are female. There are currently five different nationalities and a rather wide age and tenure range represented on the Board.
The current members of the Board are all non-executive and for the term that began at the Annual General Meeting 2025, all
Board members were determined to be independent of Nokia
and its significant shareholders under the Finnish Corporate
Governance Code and the NYSE rules, as applicable.
In addition to biographical information of the Board members, the table in the upper right corner sets forth the number of shares and American Depositary Shares (ADSs) held by the
Board members. At 31 December 2025, they held a total of
1 092 401 shares and ADSs in Nokia, representing
approximately 0.02% of our total shares and voting rights
excluding shares held by the Nokia Group.
Each Board member has a unique skill set that supports Nokia's business. The primary areas of expertise of the current and
proposed Board members are highlighted in the skills matrix
shown to the right.
Biographical details of the Board members

	Gender	Year of Birth	Nationality	Tenure(1)	Independent of the company and major shareholders	Shares(2)	ADSs(2)
Sari Baldauf (Chair)	Female	1955	Finnish	7	Independent	385 046
Timo Ihamuotila (Vice Chair as of 29 April 2025)	Male	1966	Finnish	0	Independent	119 624
Timo Ahopelto	Male	1975	Finnish	2	Independent	62 082
Elizabeth Crain	Female	1964	American	2	Independent		67 467
Thomas Dannenfeldt	Male	1966	German	5	Independent	166 802
Pernille Erenbjerg	Female	1967	Danish	0	Independent	17 840
Lisa Hook	Female	1958	American	3	Independent		78 290
Mike McNamara	Male	1964	Irish	1	Independent	42 664
Thomas Saueressig	Male	1985	German	3	Independent	74 322
Kai Öistämö	Male	1964	Finnish	3	Independent	78 264
(1)Terms as Nokia Board member before the Annual General Meeting on 29 April 2025.
(2)The number of shares or ADSs includes shares and ADSs received as director compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.

Experience and primary skills of the Board members

	Business Exec. role with P&L responsibility	External boardroom roles/ Governance	Finance and accounting	Legal/Public policy/ Compliance	Telecommunication providers market segment	Enterprise market segment	Technology	Cybersecurity	Environmental /Social issues
Current Board members
Sari Baldauf	✔	✔		✔	✔		✔		✔
Timo Ihamuotila	✔	✔	✔	✔		✔	✔
Timo Ahopelto	✔	✔				✔	✔	✔
Elizabeth Crain	✔	✔	✔	✔
Thomas Dannenfeldt		✔	✔		✔	✔	✔
Pernille Erenbjerg	✔	✔	✔		✔		✔	✔	✔
Lisa Hook	✔	✔		✔	✔	✔	✔	✔
Mike McNamara	✔	✔				✔	✔	✔
Thomas Saueressig	✔	✔			✔	✔	✔	✔	✔
Kai Öistämö	✔	✔			✔		✔	✔	✔
Proposed new Board member
Meredith Whittaker	✔	✔		✔			✔	✔

30	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Director time commitments
The Corporate Governance and Nomination Committee
monitors closely the time commitments of the Board members
and annually reviews the Directors’ attendance rate at the
Board and Committee meetings to ensure they are able to
devote the appropriate time to the Company to carry out their duties and responsibilities.
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
The Committee also reviews under its related guidelines and
procedures the proposed new Director candidates’ time
commitments during the proposed term to ensure that they are able to dedicate sufficient time to their responsibilities on the
Nokia Board.
Proposed members of the Board of Directors
Proposals of the Board of Directors to the Annual General
Meeting 2026 were published on 29 January 2026. On the
recommendation of the Corporate Governance and Nomination
Committee, the Board proposes to the Annual General Meeting
that the number of Board members be ten. The Board Chair Sari
Baldauf has informed the Committee that she will no longer be available to serve on the Nokia Board of Directors after the
Annual General Meeting.
Consequently, on the recommendation of the Corporate
Governance and Nomination Committee, the Board proposes
that the following nine current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Timo Ahopelto,
Elizabeth Crain, Thomas Dannenfeldt, Pernille Erenbjerg, Lisa
Hook, Timo Ihamuotila, Mike McNamara, Thomas Saueressig and
Kai Öistämö.
Furthermore, the Board proposes, on the recommendation of
the Corporate Governance and Nomination Committee, that
Meredith Whittaker, a United States citizen and President of
Signal Technology Foundation, be elected as a new member of
the Board for a term ending at the close of the next Annual
General Meeting. If elected, Ms. Whittaker is expected to bring valuable experience in artificial intelligence, digital risk, and technology governance, thereby strengthening the Board’s
oversight of emerging technologies.
The Corporate Governance and Nomination Committee will
propose in the assembly meeting of the new Board of Directors that Timo Ihamuotila be elected to serve as Chair of the Board and Thomas Saueressig be elected to serve as Vice Chair of the
Board, subject to their election to the Board of Directors.
The Board composition proposed to the Annual General Meeting
2026 has representation of five nationalities and 40% of the proposed members are female.
All Board member candidates, apart from Meredith Whittaker,
have been determined to be independent of the Company and
its significant shareholders for the term beginning from the
Annual General Meeting 2026 under the Finnish Corporate
Governance Code and the rules of the NYSE. Ms. Whittaker has agreed to lead a strategic advising effort for Nokia Bell Labs,
Nokia’s global research arm, for a fixed fee and period of 12 months. Due to the research-focused advisory role, Ms.
Whittaker has been determined non-independent of the
Company. Nokia has strict and well-defined conflict-mitigation measures in place, including the exclusion of Ms. Whittaker from any business activities and operational decisions. Further, if elected, Ms. Whittaker will refrain from joining Board
Committees other than the Technology Committee. Any
possible changes impacting the Board candidates’
independence would be assessed separately as at the date of
the Annual General Meeting.
Nokia is proud to continue to be among the first Finnish listed companies providing its shareholders with the opportunity to consider each Director candidate individually since our Annual
General Meeting 2023.

31	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Biographical details of our current Board members

C	P	S	C	S	P	T	P	S

Chair Sari Baldauf			Vice Chair Timo Ihamuotila		Timo Ahopelto		Elizabeth Crain
b. 1955			b. 1966		b. 1975		b. 1964

Chair of the Nokia Board since 2020.
Nokia Board member since 2018.
Member of the Corporate Governance
and Nomination Committee, the
Personnel Committee and the Strategy
Committee.
Master of Business Administration and
Bachelor of Science, Helsinki School of
Economics and Business
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
Member of the Board of Directors of
the Finnish Climate Leadership
Coalition (CLC). Senior Advisor of DevCo
Partners Oy.
Member of the Board of Technology
Industries of Finland 2021–2023. Member
of the Board of Directors of Aalto
University 2018–2023. Member of the
Supervisory Board of Mercedes-Benz
Group AG 2008–2023. Member of the
Supervisory Board of Deutsche Telekom
AG 2012–2018. Chair of the Board of
Directors of Fortum Corporation 2011–
2018. Member of the Board of Directors
of Akzo Nobel 2012–2017.
Vice Chair of Nokia Board since 2025.
Nokia Board member since 2025. Chair
of the Corporate Governance and
Nomination Committee and member of
the Strategy Committee.
Licentiate of Science (Finance), Helsinki
School of Economics, Finland. Master of
Science (Economics), Helsinki School of
Economics, Finland.
Chief Financial Officer and Member of the
Group Executive Committee of ABB Ltd,
2017–2026 (until 31 Jan 2026). Executive
Vice President and Chief Financial Officer,
Nokia 2009–2016, member of the Nokia
Group Leadership Team 2007–2016 and
Interim President of Nokia between
September 2013 and May 2014.
Executive Vice President, Sales and
Markets, Nokia 2008–2009. Executive Vice
President, Sales and Portfolio
Management, Mobile Phones, Nokia 2007.
Senior Vice President, CDMA Business
Unit, Mobile Phones, Nokia 2004–2007.
Vice President, Finance, Corporate
Treasurer, Nokia 2000–2004. Director of
Corporate Finance, Nokia 1999–2000.
Vice President of Nordic Derivatives Sales,
Citibank plc 1996–1999. Manager of
Dealing & Risk Management, Nokia 1993–
1996. Analyst, Assets and Liability
Management, Kansallis-Osake-Pankki
1990–1993.
Member of the Board of Directors, Kone
Oyj. Member of the Board of Directors,
Oras Invest Oy. Member of the Board of
Directors, Uponor Oyj 2013–2017.
Founding Partner of Lifeline Ventures.
Nokia Board member since 2023.
Member of the Personnel Committee
and the Technology Committee.
Master’s degree in Industrial
Management, Helsinki University of
Technology, Finland.
Head of Strategy and Business
Development, Blyk 2006–2009.
Founding CEO and Vice President of
Worldwide Commercial Operations, CRF
Health 2000–2006. Consultant,
McKinsey & Company 1999–2000.
Chair of the Board of Directors, Canatu
Plc (former Lifeline SPAC I Plc). Chair of
the Board, Finnish Startup Community.
Various other board positions in private
companies.
Member of the Board of Directors,
Solidium Oy 2017–2025. Member of
the Board of Directors, Digital
Workforce Services Plc 2016–2025.
Member of the Board of Finnish
Business and Policy Forum EVA and
Research Institute for Finnish Economy
(ETLA) 2015–2024. Member of the
Board of Directors, Tietoevry
Corporation 2017–2023. Chair of the
Board, Slush Conference 2018–2023
and member of the Board 2013–2018.
Member of the Board, Business Finland
2014–2020. Member of the Board,
Startup Foundation 2015–2018.

Committee Key
A	udit
C	orporate Governance and Nomination
P	ersonnel
S	trategy
T	echnology
Nokia Board member since 2023. Chair
of the Strategy Committee and
member of the Personnel Committee.
MBA, the Wharton School at the
University of Pennsylvania,
Pennsylvania, United States. Bachelor
of Science in Economics, Arizona State
University, Arizona, United States.
Advisory Partner, the Consello Group.
Chief Operating Officer and Founding
Partner, Moelis & Company 2007–2023.
Managing Director, Office of the CEO at
UBS Investment Bank 2005–2007. Chief
Operating Officer and Chief
Administrative Officer, the UBS
Investment Banking Department
Americas franchise 2001–2005.
Investment Principal, McCown De
Leeuw & Company 2000–2001.
Investment Principal, Morgan Stanley
Capital Partners 1997–2000. Vice
President, Investment Banking, Merrill
Lynch & Co. 1994–1997. Associate,
Investment Banking, J.P. Morgan
Securities 1992–1994. Analyst, Merrill
Lynch & Co. 1988–1990.
Member of the Board of Directors and
Chair of the Audit Committee, Core
Scientific, Inc. Trustee Emeritus, The
Royal Academy Trust, London.
Member of the Board of Directors,
Exscientia Plc 2021–2024. Member of
the Board of Directors, Moelis &
Company 2017–2021.

32	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Biographical details of our current Board members continued

A	P	A	C	A	S
Thomas Dannenfeldt		Pernille Erenbjerg		Lisa Hook
b. 1966		b. 1967		b. 1958

Nokia Board member since 2020. Chair
of the Personnel Committee and the
Audit Committee.
Degree in Mathematics, University of
Trier, Germany.
Chief Financial Officer, Deutsche
Telekom AG 2014–2018. Chief Financial
Officer, Deutsche Telekom AG’s
German operations 2010–2014.
Various operational positions, Deutsche
Telekom AG 1992–2010.
Member of the Board of Directors and
Chair of the Compensation Committee,
T-Mobile US, Inc.
Chair of the Supervisory Board,
CECONOMY AG 2021–2025. Member of
the Advisory Board, axxessio GmbH
2020–2025. Member of the Board of
Directors, T-Mobile US, Inc. 2013–2018.
Member of the Board of Directors, Buy-
In 2013–2018. Chair of the Board of
Directors, T-Systems International
2013–2018. Chair of the Board of
Directors, EE Ltd. 2014–2016.
Nokia Board member since 2025.
Member of the Audit Committee and
the Corporate Governance and
Nomination Committee.
Master of Science in Economics, the
Copenhagen Business School, Denmark.
Group CEO and President, TDC Group
2015–2018. Group CFO and Deputy
CEO, TDC Group 2011–2015. Executive
Vice President, TDC Group 2003–2011.
Equity Partner, Deloitte 2002–2003.
CPA, Arthur Andersen 1987–2002.
Member of the Board of Directors and
Chair of the Audit Committee, Genmab
A/S. Member of the Board of Directors
and Chair of the Audit Committee, RTL
Group SA. Chair of the Board of
Directors, KK Wind Solutions A/S.
Member of the Board of Directors,
GlobalConnect A/S.
Member of the Board of Directors,
Millicom S.A. 2019–2024. Chair of the
Board of Directors, Viaplay Group AB
(publ) 2021–2023 and Board member
2020–2021. Member of the Board of
Directors, Nordea Bank Oyj 2017–2021.
Member of the Board of Directors,
DFDS A/S 2014–2018. Member of the
Board of Directors, Royal Danish
Theatre 2011–2015.
Adjunct professor at Copenhagen
Business School.

Committee Key
A	udit
C	orporate Governance and Nomination
P	ersonnel
S	trategy
T	echnology
Nokia Board member since 2022.
Member of the Audit Committee and
the Strategy Committee.
Juris Doctorate, Dickinson School of
Law at Pennsylvania State University,
Pennsylvania, United States. Bachelor’s
degree in Public Policy, Duke University,
North Carolina, United States.
President and CEO, Neustar, Inc. 2010–
2018. COO, Neustar, Inc 2008–2010.
President and CEO, SunRocket, Inc.
2006–2007. Executive positions,
America Online, Inc. 2000–2004.
Previous positions as Partner, Brera
Capital Partners; managing director,
Alpine Capital Group, LLC.; various
executive positions, Time Warner, Inc.;
legal adviser to the Chairman of the
Federal Communications Commission;
and General Counsel, the Cable Group
at Viacom International, Inc.
Member of the Board of Directors, FIS
Global Inc. Lead Independent Director
of the Board of Directors, Philip Morris
International. Member of the Board of
Directors, Zayo Group. Chair of
Advisory Board, Trilantic Capital
Partners. Member of the US National
Security Telecommunications Advisory
Committee since 2012.
Member of the Board of Directors of
Ritchie Bros. Auctioneers Inc. 2021–2023;
Ping Identity Holding Corp. 2019–2022;
Partners Group Holdings 2020–2021;
Unisys Corp. 2019–2021; Neustar, Inc.
2010–2019; and RELX Plc 2006–2016.

33	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Biographical details of our current Board members continued

A	T	C	T	S	T
Mike McNamara		Thomas Saueressig		Kai Öistämö
b. 1964		b. 1985		b. 1964

Nokia Board member since 2024.
Member of the Audit Committee and
the Technology Committee.
Bachelor of Engineering, University
College Dublin, Ireland.
Strategic Advisor, Target Corporation
2022–2023. Executive Vice President
and Chief Information Officer, Target
Corporation 2015–2022. Chief
Information Officer, Tesco 2011–2015.
Director of Operations Development
and IT, Tesco 2006–2011. Chief
Technology Officer Tesco.com, Tesco
1999–2006. Senior Manager, Accenture
1991–1998. Computer Programmer,
British Telecom 1989–1991.
Member of the Board of Directors,
Hawaiian Holdings, Inc. 2020–2024.
Member of the Executive Board of SAP
SE and Global Head of Customer
Services & Delivery Board. Nokia Board
member since 2022. Member of the
Corporate Governance and Nomination
Committee and the Technology
Committee.
Degree in Business Information
Technology, University of Cooperative
Education in Mannheim, Germany. Joint
Executive MBA from ESSEC, France and
Mannheim Business School, Germany.
Global Head of Product Engineering,
SAP SE 2019–2024. Chief Information
Officer, SAP SE 2016–2019. Vice
President, Global Head of IT Services of
SAP SE 2014–2016. Previous positions
at SAP SE in Germany since 2007,
including assignment in the SAP Labs
Silicon Valley in Palo Alto, California,
United States.
Member of the Young Global Leaders of
the World Economic Forum. Member of
the Industry Advisory Board of the
Munich Institute of Robotics and
Machine Intelligence (MIRMI).

Committee Key
A	udit
C	orporate Governance and Nomination
P	ersonnel
S	trategy
T	echnology
President and CEO of Vaisala
Corporation. Nokia Board member
since 2022. Chair of the Technology
Committee and member of the
Strategy Committee.
PhD in computer science, Tampere
University of Technology, Finland.
Chief Operating Officer of InterDigital,
Inc. 2018–2020. Executive Partner of
Siris Capital Group 2016–2018. EVP,
Chief Development Officer at Nokia
2010–2014. EVP, Devices at Nokia
2008–2010. EVP, Mobile Phones
Business Group at Nokia 2006–2008.
Several previous positions at Nokia
1991–2006.
Venture Partner of Kvanted Oy.
Chairman of the Board, Fastems Group
2014–2022. Member of the Board of
Directors, Sanoma Group 2010–2021.
Chairman of the Board, Helvar Oy Ab
2014–2020. Member of the Board of
Directors, Mavenir Plc 2017–2018.
Member of the Board of Directors,
Digia / Qt Group Oyj 2015–2018.
Member of the Board of Directors,
InterDigital, Inc. 2015–2018. Member of
the Board of Directors, oikian solutions
Oy 2014–2018. Chairman of the Board,
Tampere University 2013–2017.
Chairman of the Board of Directors,
Tekes 2012–2014. Member of the
Board of Directors, Nokian Tyres plc
2008–2010.

34	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Operations of the Board of Directors
The Board represents and is accountable to the shareholders of
Nokia. While its ultimate statutory accountability is to the shareholders, the Board also takes into account the interests of
Nokia’s other stakeholders. The Board’s responsibilities are active, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the
effectiveness of the implementation of such by the
management on a regular basis.
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
The Board’s responsibilities also include overseeing the
structure and composition of our top management and
monitoring legal compliance and the management of risks
related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures,
investments and divestitures and other financial and non-
financial commitments that may not be exceeded without a
separate Board approval.
In risk management, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk
management policies and processes are an integral part of
Board deliberations and risk-related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to the
“Risk management, internal control and internal audit functions at Nokia — Risk management principles” section.
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
Under Nokia’s Corporate Governance Guidelines, the Board
evaluates Nokia’s environmental and social activities and
governance practices, related risks and target setting, as well as their implementation and effectiveness across the Company.
In 2025, the Board reviewed the progress and key milestones
for the sustainability targets, sustainability results for 2024, sustainability-related risks and opportunities, the evolving sustainability requirements and expectations, investor feedback and Nokia’s approach to related disclosures. The Board also
provided direction on environmental and supply‑chain priorities, the refreshed social impact strategy, and company‑wide
engagement and enablement efforts. Additionally, in January
2025, the Board approved the targets related to climate change in the long-term incentive plan for 2025 and approved the
CEO’s targets on health and safety and diversity which are
included in his short-term incentive plan for 2025.
The Board Committees monitor ESG developments and
activities in the Company in their respective areas of
responsibilities.
The Audit Committee reviews sustainability disclosures annually, as well as the information on the use of conflict minerals in
Nokia’s products presented in the annual reports and regulatory filings. During 2025, the Audit Committee’s responsibilities included the oversight of sustainability reporting, including the double materiality assessment, regulatory developments
related to mandatory sustainability related disclosures, as well as oversight of the ethics and compliance program.
The Personnel Committee oversees human capital
management, including personnel policies and practices related to Nokia’s culture, physical safety, employee well-being,
workforce composition, recruiting, development and retention.
In 2025, the Committee focused on workforce demographics
and conducted a people risk review, including physical safety, employee survey results and succession planning.
The Personnel Committee recommended that the Board
continue to include GHG emission reduction as a metric in the long-term incentive plan. Additionally, the Committee
emphasized the importance of fostering a strong health and
safety culture and maintaining workforce diversity. To reinforce accountability, the Personnel Committee recommended that
the Board retain discretion to make downward adjustments to
short-term incentives if company performance in these areas
falls short during the annual incentive period.
The Corporate Governance and Nomination Committee
assesses and advises the Board on ESG-related activities and practices, aiming to enhance the governance structure
supporting them.
The Technology Committee reviews how the Company’s ESG
strategy embeds into its technology strategy and roadmaps.

35	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Board oversight of cybersecurity
Nokia group-level security is set up in four domains: product, service, information, and customer security. While the oversight of security risks and their management, including cybersecurity, is a
Board level responsibility in the Company, the detailed reviews of the different security domains are allocated to the
Committees of the Board. These Committees are responsible for monitoring and assessing security, including cybersecurity-
related risks and reporting to the Board in their respective areas of responsibilities. The responsibilities of the Audit Committee include oversight of the management and processes related to
IT and services security risks and maturity, including security-
related controls, compliance, incident process, disclosures and risk management. The Technology Committee oversees product
and customer security risk management. The Committees
report to the Board on a regular basis and prepare
recommendations to the Board, whenever deemed necessary.
The Board also receives regular updates on cybersecurity.
Board oversight of Artificial Intelligence (AI)
The proliferation of AI technologies is creating new
opportunities for innovation. To ensure the responsible use of
AI, particularly with respect to ethics, privacy, and security, we have established a comprehensive AI governance framework at
Nokia, including a central steering committee and a separate AI governance board for group-level policies and procedures,
incident reporting, coordination and related communication.
The Board’s oversight of AI development is based on principles similar to those we apply to other advanced technologies. The
Technology Committee of the Board has reviewed the AI
governance framework before its adoption and is responsible
for overseeing that compliance with all relevant regulatory
frameworks for AI has been effectively arranged. The
Technology Committee will also monitor and stay informed on
the progress and challenges of using AI, both at a strategic and operational level. The Technology Committee reports to the
Board on AI governance at Nokia and on AI-related topics on a regular basis. In carrying out this oversight, the Board and the
Technology Committee are supported by their relevant
technology, data and security expertise and access to internal and external experts. This enables the Board to effectively
assess AI‑related opportunities and risks, including ethical, regulatory and security considerations, and to appropriately challenge management.

36	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Board evaluation
In line with our Corporate Governance Guidelines, the Board
conducts a comprehensive annual performance evaluation,
which also includes evaluation of the Board Committees’ work, the Board and Committee Chairs and individual Board members.
The Board evaluation is conducted as a self-evaluation, typically with a detailed questionnaire, while an external evaluator is periodically engaged. Feedback is also requested from selected members of management as part of the Board evaluation
process. The questions aim to measure and elicit feedback on the processes, structure, accountability, transparency, and
effectiveness of the Board and to gain an overview of the issues that are areas of excellence, areas where the Board thinks
greater focus is warranted and determining areas where
performance could be enhanced.
Each year, the results of the evaluation are discussed and
analyzed by the entire Board and improvement actions are
agreed based on such discussions. In 2025, the evaluation
process was carried out as a thorough self-evaluation for a third consecutive year by using an external evaluation platform that included both numeric assessments and the possibility to
provide more detailed written comments. The questionnaire
comprised areas such as Nokia purpose and strategy, Board
agenda and meetings, and Board composition and dynamics, as
well as information, reporting and risk management.
Meetings of the Board of Directors
The Board of Directors constitutes a quorum if more than half of its members are present. The Board held 23 meetings
excluding Committee meetings during 2025. In total 14 (64%)
of these meetings were regular meetings in person or by video connection. The other nine meetings were held in writing.

Directors’ attendance at the Board and Committee meetings in 2025 is set forth in the table below:
	Board meeting attendance		Board and Committee meeting attendance(1)
Member	Meetings	%	Meetings	%
Sari Baldauf (Chair)	23/23	100%	41/41	100%
Timo Ihamuotila (Vice Chair as of 29 April 2025)	12/14	86%	19/21	90%
Søren Skou (Vice Chair until 29 April 2025)	9/9	100%	13/15	87%
Timo Ahopelto	22/23	96%	32/33	97%
Elizabeth Crain	23/23	100%	35/35	100%
Thomas Dannenfeldt	22/23	96%	36/38	95%
Pernille Erenbjerg (as of 29 April 2025)(2)	10/14	71%	16/21	75%
Lisa Hook	23/23	100%	36/36	100%
Mike McNamara	23/23	100%	34/34	100%
Thomas Saueressig	22/23	96%	31/32	97%
Carla Smits-Nusteling (until 29 April 2025)	8/9	89%	13/14	93%
Kai Öistämö	21/23	91%	31/33	94%
Average attendance (%)		95%		95%
(1)Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members. Figures exclude directors attending committee meetings as non-voting observers.
(2)In her first year on the Board, Pernille Erenbjerg had pre-existing scheduling conflicts, and subsequent changes to the Board’s meeting calendar further impacted her ability to attend all meetings during 2025.

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
Additionally, the independent directors would meet separately at least once annually. In 2025, all members of the Board were non-executive and determined to be independent from Nokia
and significant shareholders under the Finnish Corporate
Governance Code and the rules of the NYSE.
Committees of the Board of Directors
In 2025, the Board of Directors had five Committees that
assisted the Board in its duties pursuant to their respective
Committee charters. The Board may also establish new or ad
hoc committees for detailed reviews or consideration of
particular topics to be proposed for the approval of the Board.
Any director who so wishes may attend, as a non-voting
observer, meetings of Committees of which they are not
members.

37	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
The Audit Committee
The following table sets forth the members of the Audit
Committee and their meeting attendance in 2025:

	Attendance
Member	Meetings	%
Carla Smits-Nusteling (Chair until 29 April 2025)	3/3	100%
Thomas Dannenfeldt (Chair as of 29 April 2025)	6/6	100%
Pernille Erenbjerg (as of 29 April 2025)	3/3	100%
Lisa Hook	6/6	100%
Mike McNamara	6/6	100%
Average attendance (%)		100%
The Committee consists of a minimum of three members of the
Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law, the Finnish
Corporate Governance Code and the rules of the NYSE.
As of 29 April 2025, the Audit Committee has consisted of the following four members of the Board: Thomas Dannenfeldt
(Chair), Pernille Erenbjerg, Lisa Hook and Mike McNamara.
The Committee is responsible for assisting the Board in the
oversight of:
▪the quality and integrity of the Company’s financial
statements, related disclosures and sustainability reporting;
▪the statutory audit of the Company’s financial statements,
related disclosures and sustainability reporting;
▪the qualifications and independence of the external auditor and the sustainability reporting assurer;
▪the performance of the external auditor and the assurer
subject to the requirements of Finnish law;
▪the performance of the Company’s internal controls, risk
management and the assurance function;
▪the performance of the internal audit function;
▪the Company’s compliance with legal and regulatory
requirements, including the performance of its ethics and
compliance program;
▪the monitoring and assessment of any related party
transactions;
▪the pension liabilities and taxation of the Company; and
▪the processes and management related to the cybersecurity
of the Company, including information and services security.
In discharging its oversight role, the Audit Committee has full access to all Company books, records, facilities and personnel.
The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by Nokia
regarding accounting, internal controls, auditing or
sustainability reporting matters and for the confidential,
anonymous submission by our employees of concerns relating
to accounting, auditing or sustainability reporting assurance matters. Nokia’s disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide
reasonable assurance regarding the quality and integrity of
Nokia’s financial statements and related disclosures. For further information on internal control over financial reporting, refer to the section “Risk management, internal control and internal
audit functions at Nokia––Description of internal control
procedures in relation to the financial reporting process”.
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
For information about the fees paid to Nokia’s external auditor and sustainability reporting assurer, Deloitte Oy, during 2025 refer to the section “Auditor fees and services”.
The Board has determined all current Committee members be
‘financially literate’ satisfying the applicable financial-
sophistication requirement by the New York Stock Exchange. In addition, three Committee members, Thomas Dannenfeldt,
Pernille Erenbjerg and Lisa Hook, are determined to be ‘audit committee financial experts’ as defined in the requirements of
Item 16A of the Annual Report on Form 20-F filed with the U.S.
Securities and Exchange Commission (SEC). All members of the
Audit Committee are “independent directors” as defined by
Finnish law, the Finnish Corporate Governance Code and in
Section 303A.02 of the NYSE Listed Company Manual.
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
Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with
certain service categories described in the Pre-approval Policy
(general pre-approval); or (ii) require the specific pre-approval of the Audit Committee (specific pre-approval). The Pre-
approval Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the
Audit Committee. All other audit, audit-related (including
services related to internal controls and significant mergers and acquisitions projects), tax and other services are subject to specific pre-approval by the Audit Committee. All service
requests concerning generally pre-approved services are
submitted to an appointed Audit Committee delegate within
management, who determines whether the services are within
the generally pre-approved services. The Pre-approval Policy is subject to annual review by the Audit Committee.
The Audit Committee establishes budgeted fee levels annually for each of the categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the cost of those services.

38	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
The Corporate Governance and Nomination Committee
The following table sets forth the members of the Corporate
Governance and Nomination Committee and their meeting
attendance in 2025:

	Attendance
Member	Meetings	%
Timo Ihamuotila (Chair as of 29 April 2025)	4/4	100%
Søren Skou (Chair until 29 April 2025)	2/2	100%
Sari Baldauf	6/6	100%
Pernille Erenbjerg (as of 29 April 2025)	3/4	75%
Lisa Hook (until 29 April 2025)	2/2	100%
Thomas Saueressig (as of 29 April 2025)	4/4	100%
Carla Smits-Nusteling (until 29 April 2025)	2/2	100%
Kai Öistämö (until 29 April 2025)	2/2	100%
Average attendance (%)		96%
The Committee consists of three to five members of the Board who meet all applicable independence requirements as
stipulated by Finnish law, the Finnish Corporate Governance
Code and the rules of the NYSE.
As of 29 April 2025, the Corporate Governance and Nomination
Committee has consisted of the following four members of the
Board: Timo Ihamuotila (Chair), Sari Baldauf, Pernille Erenbjerg
and Thomas Saueressig.
The Committee fulfills its responsibilities by:
▪actively identifying individuals qualified to be elected
members of the Board, as well as considering and evaluating
the appropriate level and structure of director remuneration;
▪preparing and evaluating the principles regarding Board
diversity;
▪preparing proposals to the shareholders on the director
nominees for election at the general meetings, as well as
director remuneration;
▪monitoring and assessing the directors’ current and planned time commitments outside the Nokia Board and their
attendance at Nokia Board and Committee meetings;
▪monitoring significant developments in the law and practice of corporate governance, including sustainability-related
governance trends and the directors’ duties and
responsibilities;
▪assisting the Board and each Committee of the Board in its
annual performance evaluation process, including
establishing criteria to be applied in connection with such
evaluations;
▪developing and administering Nokia’s Corporate Governance
Guidelines and giving recommendations regarding them to
the Board; and
▪reviewing Nokia’s disclosure in the corporate governance
statement.
The Committee has the power and practice to appoint a
recruitment firm to identify appropriate new director candidates.
The Personnel Committee
The following table sets forth the members of the Personnel
Committee and their meeting attendance in 2025:

	Attendance
Member	Meetings	%
Thomas Dannenfeldt (Chair)	5/5	100%
Timo Ahopelto	5/5	100%
Sari Baldauf	5/5	100%
Elizabeth Crain	5/5	100%
Average attendance (%)		100%
The Committee consists of a minimum of three members of the
Board who meet all applicable independence requirements as
stipulated by Finnish law, the Finnish Corporate Governance
Code and the rules of the NYSE.
As of 29 April 2025, the Personnel Committee has consisted of the following four members of the Board: Thomas Dannenfeldt
(Chair), Timo Ahopelto, Sari Baldauf and Elizabeth Crain.
The Committee has overall responsibility for evaluating,
resolving and making recommendations to the Board regarding:
▪preparing the Remuneration Policy and the Remuneration
Report;
▪compensation and terms of employment of the Company’s
senior management;
▪human capital management;
▪all equity-based plans;
▪incentive compensation plans, policies and programs of the
Company affecting executives; and
▪possible other significant incentive plans.
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
talent management and development, succession planning,
resourcing, recruiting, attrition, retention and employee
engagement.

39	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
The Strategy Committee
The following table sets forth the members of the Strategy
Committee and their meeting attendance in 2025:

	Attendance
Member	Meetings	%
Elizabeth Crain (Chair)	7/7	100%
Sari Baldauf	7/7	100%
Thomas Dannenfeldt (until 29 April 2025)	3/4	75%
Lisa Hook	7/7	100%
Timo Ihamuotila (as of 29 April 2025)	3/3	100%
Søren Skou (until 29 April 2025)	2/4	50%
Kai Öistämö (as of 29 April 2025)	3/3	100%
Average attendance (%)		91%
The Committee consists of a minimum of three members of the
Board and the majority of them shall meet all applicable
independence requirements as stipulated by the Finnish
Corporate Governance Code and the rules of the NYSE.
As of 29 April 2025, the Strategy Committee has consisted of the following five members of the Board: Elizabeth Crain (Chair),
Sari Baldauf, Lisa Hook, Timo Ihamuotila and Kai Öistämö.
The Committee is established by the Board primarily for the
purpose of assisting the Board with respect to various strategic initiatives related to developing Nokia’s corporate and business strategies and capturing the strategic opportunities identified under them.
The Committee’s duties may include:
▪overseeing the preparation of strategies related to strategic initiatives;
▪reviewing the prospective alternatives for the strategic
initiatives identified by management;
▪acting as a preparatory body for assessing the specific
strategic initiatives requiring the Board’s decision;
▪overseeing the implementation of the strategic initiatives;
and
▪evaluating the outcomes of the strategic initiatives, focusing on their implementation, financial results and long-term
success.
The Technology Committee
The following table sets forth the members of the Technology
Committee and their meeting attendance in 2025:

	Attendance
Member	Meetings	%
Kai Öistämö (Chair)	5/5	100%
Timo Ahopelto	5/5	100%
Mike McNamara	5/5	100%
Thomas Saueressig	5/5	100%
Average attendance (%)		100%
The Committee consists of a minimum of three members of the
Board and the majority of them shall meet applicable
independence requirements as stipulated by Finnish law, the
Finnish Corporate Governance Code and the rules of the NYSE
and have such skills in innovation, technology and science
matters as the Board determines adequate from time to time.
As of 29 April 2025, the Technology Committee has consisted
of the following four members of the Board: Kai Öistämö (Chair),
Timo Ahopelto, Mike McNamara and Thomas Saueressig.
In its dialogue with and provision of feedback and advice to the management, the Committee will periodically review:
▪the Company’s technological competitiveness and new
strategic technology initiatives as well as market trends,
considering both organic and inorganic options to retain or
attain competitiveness;
▪the Company’s approach to major technological innovations;
▪key technology trends that may result in disruptive threats or opportunities and proposals on how to adequately
address them;
▪high-level risks and opportunities associated with the
Company’s Research and Development Programs;
▪embedding sustainability in the technology roadmaps; and
▪the processes and management related to the cybersecurity
of the Company, including product and customer security.

40	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Group Leadership Team and
the President and CEO
The Group Leadership Team is responsible for the operative
management of Nokia. The Group Leadership Team is chaired
by the President and CEO. The President and CEO’s rights and responsibilities include those allotted to the President under
Finnish law.
At 31 December 2025, the Group Leadership Team consisted of
12 members, including the President and CEO, representing five different nationalities. In total 25% of the Group Leadership
Team members were female. The table shown to the right sets
forth the biographical information of the Group Leadership
Team members.
At 31 December 2025, a total of 2 117 191 Nokia shares and a total of 275 368 American Depositary Shares (ADSs) were held by the Group Leadership Team members. These holdings
represented approximately 0.04% of our total shares and
voting rights excluding shares held by the Nokia Group. The
number of shares includes shares received as compensation as well as shares acquired through other means. Stock options or other equity awards that are deemed as being beneficially
owned under the applicable SEC rules are not included in the table.

Summary of changes in the Group Leadership Team in 2025
The following members stepped down from the Group
Leadership Team:
▪Pekka Lundmark, President and Chief Executive Officer, as
of 31 March 2025;
▪Lorna Gibb, Chief People Officer, as of 13 June 2025;
▪Federico Guillén, President of Network Infrastructure, as
of 30 June 2025;
▪Nishant Batra, Chief Strategy and Technology Officer, as
of 30 September 2025; and
▪Tommi Uitto, President of Mobile Networks, as of
31 December 2025.

The Group Leadership Team was complemented with five
new appointments:
▪Justin Hotard, President and Chief Executive Officer,
effective 1 April 2025;
▪Victoria Hanrahan, Chief of Staff to Nokia’s President and
CEO, effective 16 June 2025;
▪David Heard, President of Network Infrastructure, effective
1 July 2025;
▪Pallavi Mahajan, Chief Technology and AI Officer, effective
1 October 2025;
▪Konstanty Owczarek, Chief Corporate Development Officer,
effective 1 October 2025; and
▪Furthermore, on 10 November 2025, Nokia announced the
appointment of Kristen Pressner as Chief People Officer, to
take effect during the second quarter of 2026.

Name	Position	Gender	Year of birth	Nationality	On GLT since	Shares	ADSs
Justin Hotard	President and CEO	Male	1974	American	2025	609 274
Louise Fisk	Chief Communications Officer (currently Chief Communications and Marketing Officer)	Female	1976	British	2024	52 063
Patrik Hammarén	President of Nokia Technologies (currently President of Technology Standards)	Male	1982	Finnish	2024	40 387
Victoria Hanrahan	Chief of Staff to the President and CEO	Female	1988	American	2025	—
Mikko Hautala	Chief Geopolitical and Government Relations Officer	Male	1972	Finnish	2024	2 800
David Heard	President of Network Infrastructure	Male	1968	American	2025		275 368
Pallavi Mahajan	Chief Technology and AI Officer	Female	1977	Indian/American	2025	—
Esa Niinimäki	Chief Legal Officer (currently Chief Legal and Administrative Officer) and interim Chief People Officer	Male	1976	Finnish	2023	79 281
Konstanty Owczarek	Chief Corporate Development Officer	Male	1979	American	2025	—
Raghav Sahgal	President of Cloud and Network Services (currently Chief Customer Officer)	Male	1962	American	2020	719 174
Tommi Uitto	President of Mobile Networks	Male	1969	Finnish	2019	256 042
Marco Wirén	Chief Financial Officer	Male	1966	Finnish/Swedish	2020	358 170

41	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Biographical details of the current members of the Nokia Group Leadership Team

Justin Hotard	Louise Fisk	Patrik Hammarén	Victoria Hanrahan
b. 1974	b. 1976	b. 1982	b. 1988

President and Chief Executive Officer
(CEO) since 2025.
MBA from the MIT Sloan School of
Management, Massachusetts, United
States. Bachelor of Science in Electrical
Engineering from the University of Illinois
Urbana-Champaign, Illinois, United
States.
Executive Vice President and General
Manager, Data Center & AI Group, Intel
2024–2025. Executive Vice President
and General Manager, High-
Performance Computing, AI & Labs,
HPE, 2021–2024. Senior Vice President,
President and Managing Director of HPE
Japan and China, HPE 2019–2020.
Senior Vice President and General
Manager, Volume Global Business Unit,
HPE 2017–2019. Vice President,
Strategy, Planning & Operations, Data
Center Infrastructure Group, HPE 2015–
2016. President and General Manager,
Global Small Business Cloud Platform,
NCR Corporation 2013–2014. VP,
Corporate Development, NCR Corp.
2012–2013. Vice President and General
Manager, NCR Entertainment, NCR Corp.
2010–2012. Senior Director, Mergers &
Acquisitions, NCR Corp. 2007–2010.
Director, Product Management, Symbol
Technologies 2005–2007. Senior
Manager, Corporate Development,
Symbol Technologies 2003–2005.
Business Development Analyst, Surface
Logix 2002–2003. Senior Systems
Engineer, Motorola Inc. 1996–2000.
Chief Communications and Marketing
Officer (CCMO). Group Leadership
Team member since 2024. Joined
Nokia in 2020.
Advanced executive leadership
development, DUKE University, North
Carolina, United States. Advanced
global leadership, INSEAD business
school, France. Post graduate diploma
in PR & Journalism, University of Wales,
College of Cardiff, United Kingdom. BA
Hons in Communication, University of
Wales, College of Cardiff, United
Kingdom.
Vice President, Corporate Affairs
Programs & Corporate
Communications, Nokia 2020–2024.
Global leadership team,
Communications and Marketing
Director, BAE Systems Applied
Intelligence 2015–2019. Head of Global
Communications, Investor Relations
and Marketing, Innovation Group 2012–
2015. Global PR Director & Deputy
Communications Director, Logica
2006–2012. Partner & Associate
Director, LEWIS Communications 1999–
2006.
Trustee of the Williams Syndrome
Foundation.
President of Technology Standards.
Group Leadership Team member since
2024. Joined Nokia in 2007.
Master of Law, University of Helsinki,
Finland. Master of Science (Information
Networks), Aalto University, Finland.
Chief Licensing Officer Wireless
Technologies, Nokia Technologies
2024–2024. Vice President, Head of IoT
Licensing Program, Nokia Technologies
2022–2024. Head of Patent Licensing
Greater China, Nokia Technologies
2020–2022. Director, Patent Licensing,
Nokia Technologies 2018–2020.
Manager, Patent Licensing, Nokia
Technologies 2014–2018. Senior Legal
Counsel, HERE, Nokia 2013–2014. Legal
Counsel, HERE Nokia 2013–2013. Legal
Counsel, Central and East Europe, Nokia
2012–2013. Legal Counsel, Central
Europe, Nokia 2011–2012. Legal
Counsel, MeeGo & Open Source, Nokia
2007–2011.
Chief of Staff to Nokia’s President and
CEO. Group Leadership Team member
since 2025. Joined Nokia in 2025.
MBA from the University of Houston,
Texas, United States. Bachelor of
Business Administration, Texas A&M
University, Texas, United States.
Vice President, Global Marketing - High
Performance Compute & Artificial
Intelligence, HPE 2023–2024. Director,
Chief of Staff, HPC & AI Business Unit,
HPE 2021–2023. Manager, Marketing
Strategy, HPE 2019–2021. Senior
Product Marketing Manager, HPE 2015–
2019. Product Marketing Manager,
Neuromodulation Division, St. Jude
Medical 2013–2015. Marketing
Communications Coordinator, St. Jude
Medical 2010–2013.

42	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Biographical details of the current members of the Nokia Group Leadership Team continued

Mikko Hautala	David Heard	Pallavi Mahajan	Esa Niinimäki
b. 1972	b. 1968	b. 1977	b. 1976

Chief Geopolitical & Government
Relations Officer, and Chairman, Nokia
Defense. Group Leadership Team
member since 2024. Joined Nokia in
2024.
Master of Social Sciences (Political
history), University of Helsinki, Finland.
Master of Philosophy (Slavic languages),
University of Helsinki, Finland.
Ambassador, Head of Mission, Embassy
of Finland, Washington DC 2020–2024.
Ambassador, Head of Mission, Embassy
of Finland, Moscow 2016–2020. Foreign
Policy Adviser to the President, Office
of the President of the Republic of
Finland, Helsinki 2012–2016. Minister,
Deputy Head of Mission, Embassy of
Finland, Moscow 2011–2012.
Diplomatic Adviser to the Minister of
Foreign Affairs, Ministry for Foreign
Affairs, Helsinki 2007–2011. First
Secretary, Permanent Representation
of Finland to the EU, Brussels 2002–
2007. Attaché, Ministry for Foreign
Affairs, Helsinki 2001–2002. Attaché,
Embassy of Finland, Kyiv 1999–2001.
Visa Officer, Embassy of Finland, Kyiv
1998–1999.
Board Member Support for Finnish
Society (SYT) foundation. Chairman of
the Council, The John Morton Center
for North American Studies, University
of Turku, Finland.
President of Network Infrastructure.
Group Leadership Team member since
2025. Joined Nokia in 2025.
Master’s degree in Management
Science (Sloan), Stanford University
Graduate School of Business, California,
United States. Master of Business
Administration (MBA), University of
Dayton, Ohio, United States. Bachelor
of Arts, Production & Operations
Management, Ohio State University,
Ohio, United States.
Chief Growth Officer at Network
Infrastructure, Nokia February–June
2025. Chief Executive Officer, Infinera
2020–2025. Chief Operations Officer
and various senior positions, Infinera
2017–2020. Cloud Service Provider
(Executive Consultant - External), Dell
2015-2016. President, Network &
Service (Software) Enablement, JDSU
2010–2015. Chief Operating Officer,
BigBand Networks 2007–2010.
President & CEO, Somera
Communications (Jabil) 2004–2006.
President, Switching Systems, Tekelec
(Oracle) 2003–2004. President & CEO,
Santera Systems Inc. (Oracle) 2003–
2004. General Manager & Vice
President Wireless, various positions,
Alcatel Lucent 1996–2000. Vice
President of Access, AT&T (Lucent
Technologies) 1990–1996.
Chief Technology and AI Officer. Group
Leadership Team member since 2025.
Joined Nokia in 2025.
Bachelor of Technology degree in
Computer Science, the National
Institute of Technology Kurukshetra,
India. Master degree in Science in
Software Systems from Birla Institute
of Technology and Science, India.
Advanced Leadership Program at
Stanford University Graduate School of
Business, California, United States.
Corporate Vice President & General
Manager, Data Center and AI Group,
Intel 2024–2025. Corporate Vice
President & GM, Network and Edge
Group, Intel 2022–2024. Vice President,
Solutions Engineering & Customer
Experience, High Performance
Compute, Hewlett Packard Enterprise
2021–2022. Vice President, Head of
Software Engineering for Compute,
Hewlett Packard Enterprise 2020–2021.
Vice President Engineering, Juniper
Networks 2016–2019. Several senior
positions, Juniper Networks 2003–
2016. Technical Lead, BayPackets
2001–2003. Research Engineer, Centre
for Development of Telematics (C-DOT)
1998–2001.
Chief Legal and Administrative Officer,
Interim Chief People Officer and Board
Secretary. Group Leadership Team
member since 2023. Joined Nokia in
2007.
Master of Laws, Fordham University,
School of Law, New York, United States.
Master of Law, University of Helsinki,
Finland.
Interim Chief Legal Officer, Nokia 2022–
2023. Deputy Chief Legal Officer, Vice
President, Corporate Legal and Board
Secretary, Nokia 2018–2023. General
Counsel, Global Services, Nokia 2015–
2018. Head of Corporate Legal, Nokia
Solutions and Networks and Head of
Finance & Labor Legal, Nokia 2013–
2015. Senior Legal Counsel, Legal and
IP, India, Middle East and Africa, Nokia
2012–2013. (Senior) Legal Counsel,
Corporate Legal, Nokia 2007–2011.
Group Legal Counsel, Metsä Group
2005–2007. Associate Lawyer, White &
Case LLP 2003–2005.
Chair of Legal Affairs Committee of the
Confederation of Finnish Industries.
Member of the Market Practice Board
of Securities Market Association and
the Policy Committee of the Directors’
Institute Finland.

43	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Biographical details of the current members of the Nokia Group Leadership Team continued

Konstanty Owczarek	Raghav Sahgal	Marco Wirén
b. 1979	b. 1962	b. 1966

Chief Corporate Development Officer
(CCDO). Group Leadership Team member
since 2025. Joined Nokia in 2025.
Master’s degree in Finance and Banking,
University of Lodz, Poland. Bachelor’s
degree in Business Administration, Emory
University, Georgia, United States.
Managing Partner and Founder, KJO
Advisors LLC 2024–2025. Chief
Strategy Officer and Chief Operating
Officer, High Performance Computing,
AI & Research business unit, Hewlett
Packard Enterprise 2022–2024. Head of
Strategy and Innovation and Head of
New Markets, AIG Life, American
International Group, Inc. 2020–2022.
Head of Mergers & Acquisitions and
Strategy, AIG Life & Retirement,
American International Group, Inc.
2018–2020. Director, AIG Corporate
Development, American International
Group, Inc. 2015–2017. Founding
Partner, Strategic Risk Capital Advisors,
LLC 2009–2015. Director, Integrated
Finance Ltd. (IFL) / Marakon Associates
2004–2009. Analyst, Technology, Media
and Telecommunications unit, Bear
Stearns & Co. 2003–2004.
Chief Customer Officer. Group
Leadership Team member since 2020.
Joined Nokia in 2017.
Master of Science in Computer Systems
Management, University of Maryland,
Maryland, United States. Bachelor of
Science in Computer Engineering,
Tulane University, Louisiana, United
States. Executive Business Certificate in
General Management, Harvard
University, Massachusetts, United
States.
President of Nokia Enterprise 2020.
Senior Vice President, Nokia Software
2017–2020. President, NICE Ltd. Asia
Pacific and the Middle East 2010–2017.
Advisory Board Member, Orga Systems
2010–2014. Vice President,
Communications Business Unit, Asia
Pacific & Japan, Oracle 2008–2010.
Chief Business Officer, Comverse
2005–2006. Executive Vice President,
Asia Pacific, CSG 2002–2005. Vice
President, Software Products Group
Asia Pacific, Lucent Technologies 2000–
2002.
Chief Financial Officer (CFO). Group
Leadership Team member since 2020.
Joined Nokia in 2020.
Master’s degree in Business
Administration, University of Uppsala,
Sweden. Studies in management and
strategic leadership, including at Duke
Business School, North Carolina, United
States; IMD, Switzerland and Stockholm
School of Economics, Sweden.
President, Wärtsilä Energy and
Executive Vice President, Wärtsilä
Group 2018–2020. Executive Vice
President and CFO, Wärtsilä Group
2013–2018. Executive Vice President
and CFO, SSAB Group 2008–2013. Vice
President, Business Control, SSAB
Group 2007–2008. CFO, Eltel Networks
2006–2007. Vice President of Business
Development, Eltel Networks 2004–
2005. Head of Service Division, Eltel
Networks 2003–2004. Vice President,
Corporate Development, Eltel Networks
2002–2003. Vice President, Strategy &
Business Development, NCC Group
1999–2002. Head of Strategic Planning,
NCC Group 1998–1999. Group
Controller, NCC Group 1996–1998.
Vice Chair of the Board of Directors of
Neste Corporation 2019–2023 and
member of the Board 2015–2023.

44	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Risk management, internal control and
internal audit functions at Nokia
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
▪ERM is an integral part of Nokia’s objective setting and key decision making
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
▪ERM is a core component of Nokia’s corporate governance
ERM accountability runs through the Company and is
embedded into Nokia corporate governance. The Board of
Directors and the Group Leadership Team are committed to
effective risk management as a core management capability
that supports Nokia in achieving strategic, tactical and
operational business objectives and in managing business
performance.
▪Risk ownership follows business ownership
Nokia ERM is aligned to the overall Nokia governance model,
where Nokia’s businesses are accountable for meeting
approved plans and targets as agreed within Nokia. Each
business or function head is an owner of the risks in their
respective responsibility area and is responsible for
identifying and managing key risks and capturing
opportunities.
▪ERM is an area of continuous improvement
ERM is an area of continuous improvement for Nokia. The
Chief Financial Officer, who also functions as the Chief Risk
Officer, provides guidance and sponsors the development of
ERM practices and ERM improvement.
In addition to the principles defined in the Nokia Enterprise Risk
Management Policy, other key corporate level policies reflect the implementation of specific aspects of risk management.
Cybersecurity risk management
Nokia, along with its partners and contracted third parties, faces cybersecurity threats like ransomware, viruses, worms and
other malicious software, unauthorized modifications, or illegal activities that may cause potential security risks and other harm to Nokia, its customers or consumers and other end-users of
Nokia’s products and services. The dynamic nature of IT
technologies, including the introduction of AI technologies, increase these risks.
Cybersecurity incidents can lead to lengthy and costly incident response, remediation of the attack affecting business
continuity, or breach and legal proceedings and fines imposed on Nokia, as well as adverse effects to Nokia’s reputation and brand value. Despite sustained investments, preventing,
detecting and containing cyber-attacks remain challenging.
Additionally, the regulatory framework around responding to
and disclosing such events is in flux and we may not be able to comply with the regulations.
We face a number of cybersecurity risks within our business.
Although such risks have not materially affected us thus far, including our business strategy, results of operations, or
financial condition, we have experienced threats to and
breaches of our data and systems, including malware and
computer virus attacks. We continue to address these
challenges, but there is no guarantee against future attacks.
Nokia has well-established cybersecurity processes built into its overall security risk management framework. This integration is achieved through the implementation of a security program set on various processes, such as cybersecurity risk management, third-
party security risk management, security incident management and business continuity and disaster recovery planning. In evaluation of the effectiveness of our cybersecurity processes and their
alignment with the industry best practices, we have engaged and may engage in the future with third party advisers and consultants.
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
Nokia’s commitment to security is reflected in the supplier
selection processes, contracts and supplier (re)assessments
that are designed to ensure effective security is in place in our supply chain and with our third-party partners. We are dedicated to adhering to applicable laws, regulations, contractual
commitments, and industry best practices, including but not
limited to ISO 27001, NIST SP 800 series, the Cloud Security
Alliance Control Matrix, and the Information Security Forum.
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
These activities are coordinated and overseen by the Chief Security
Officer, who leads the assessment of cybersecurity risks, ensures the alignment between different functions to assess and manage the risks and works with the designated risk owners through the
Cyber Risk Council and the Enterprise Risk Management framework.
The Chief Security Officer has extensive cybersecurity expertise, having held cybersecurity‑related roles since 2012, and holds undergraduate and post-graduate degrees in Engineering and
professional certifications in cyber security management. The
Cyber Risk Council includes members of our senior management

45	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information with significant working experience in technology, cybersecurity and risk management. For an overview of the training and experience of the members of the Board and our assessment of their experience and skills related to cybersecurity, please see “Main corporate governance bodies of Nokia – Board of Directors”.
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
As part of its assessment, management has documented:
▪the corporate-level controls, which create the “tone from
the top” containing the Nokia values and Code of Conduct
and which provide discipline and structure to decision-
making processes and ways of working. Selected items from
our operational mode and governance principles are
separately documented as corporate-level controls;
▪the significant processes: (i) give a complete end-to-end
view of all financial processes; (ii) identify key control points;
(iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and
(v) enable internal control management within Nokia;
▪the control activities, which consist of policies and
procedures to ensure management’s directives are carried
out and the related documentation is stored according to
our document retention practices and local statutory
requirements; and
▪the information systems’ general controls to ensure that
sufficient IT general controls, including change management, system development and computer operations, as well as
access and authorizations, are in place.
Further, management has also:
▪assessed the design of the controls in place aimed at
mitigating the financial reporting risks;
▪tested operating effectiveness of all key controls; and
▪evaluated all noted deficiencies in internal controls over
financial reporting in the interim and as of year end.
In 2025, Nokia has followed the procedures as described above and has reported on the progress and assessments to
management and to the Audit Committee of the Board on a
quarterly basis.
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
Annually, a risk-based internal audit plan is developed taking into account key business risks, emerging risks, external factors and input from management. This plan is approved by the Audit
Committee. Audits are completed across business groups and
functions. The results of each audit are reported to
management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, the internal audit function communicates the progress of the internal audit plan completion, including the results of the closed audits, to the
Audit Committee. Any changes to the risk environment
impacting the internal audit plan are presented to the Audit
Committee for review and approval on a quarterly basis.
Internal audit also works closely with Internal Controls and
Ethics and Compliance offices to review any financial and
compliance concerns brought to light from various channels
and, where relevant, works with Enterprise Risk Management to ensure priority risk areas are reviewed through audits.

46	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance •Corporate governance statement Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Related party transactions
We determine and monitor related parties in accordance with
the International Accounting Standards (IAS 24, Related Party
Disclosures) and other applicable regulations including the
applicable U.S. securities laws. We maintain information on our related parties, as well as monitor and assess related party transactions. As a main principle, all transactions should be conducted at arm’s length and as part of the ordinary course of business. In exceptional cases where these principles would be deviated from, Nokia would set up a separate process to
determine the related parties in question and to seek relevant approvals in accordance with internal guidelines and applicable regulations.
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
Insider registers
Nokia does not maintain a permanent insider register. Insiders are identified on a case-by-case basis for specific projects and are notified of their insider status. Persons included in a project-
specific insider register are prohibited from dealing in Nokia’s financial instruments until the project ends or is made public.
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
Auditor fees and services
Deloitte Oy, based in Helsinki, Finland, served as our auditor and our sustainability reporting assurer for the financial year ended
31 December 2025 and for the financial year ended 31
December 2024. The auditor and the sustainability reporting
assurer are elected annually by our shareholders at the Annual
General Meeting for the next financial year commencing after the election. On an annual basis, the Audit Committee of the
Board prepares a proposal to the shareholders regarding the
appointment of the auditor and the sustainability reporting
assurer based upon its evaluation of the qualifications and
independence of the auditor and the sustainability reporting assurer to be proposed for election.
The following table presents fees by type paid to Deloitte’s network of firms for the years ended 31 December:

EURm	2025	2024
Audit fees(1)	19.5	18.5
Audit-related fees(2)	2.3	2.5
Tax fees(3)	0.4	0.2
All other fees(4)	0.3	0.1
Total	22.5	21.3
(1)Audit fees consist of fees incurred for the annual audit of the Group’s consolidated financial statements and the statutory financial statements of the
Group’s subsidiaries.
(2)Audit-related fees consist of fees billed for sustainability reporting assurance approximately EUR 0.9 million (approximately EUR 1.4 million in 2024) as well as other assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements; due diligence related to mergers and acquisitions; and audit procedures in connection with investigations in the pre-litigation phase and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor can reasonably provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.
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
(4)Other fees include fees billed for Company establishments, liquidations, forensic accounting, data security, other consulting services and reference materials and services.

47	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Remuneration
This section sets out our remuneration
governance, policies and how they have
been implemented within Nokia. It
includes our Remuneration Report
where we disclose the remuneration of
our Board members and the President
and CEO for 2025, which will be
presented to the Annual General
Meeting (AGM) 2026 for an advisory
vote.
Shareholders have approved of our proposed amendments to
the Remuneration Policy in the 2025 AGM. A summary of the
Policy is set out in this section of the report and the full version of the Policy is available on our website.
Other remuneration-related information provided alongside the
Remuneration Report is not subject to a vote at the AGM 2026 but provides added information on the Nokia Remuneration
Policy and remuneration practices applied within Nokia as well as on the remuneration of the Group Leadership Team
members.
We report information applicable to executive remuneration in accordance with Finnish regulatory requirements and with
requirements set by the US Securities and Exchange
Commission that are applicable to us.

Highlights

▪Overall performance in 2025 was solid, with net sales
growth, comparable operating profit(1) and strong free
cash flow(1) delivered in line with expectations, which are
reflected in the incentive payouts. Disciplined execution
helped offset FX headwinds, complete the Infinera
acquisition, accelerate AI & Cloud orders, and strengthen
the balance sheet while funding investments and
dividends.
▪Justin Hotard joined Nokia as President and CEO on 1
April 2025 at the same salary and variable pay
opportunities as his predecessor and was invited to
participate in a co-investment (eLTI) arrangement. In
addition, he received compensation for the loss of
forfeited awards on leaving his previous employer on a
like-for-like basis.
▪Justin Hotard’s 2025 short-term incentive (STI) was
subject to a score of operating profit, cash release(2),
health & safety and diversity objectives and resulted in an
overall STI payout of 129% of target opportunity.
▪Pekka Lundmark stepped down from the role of Nokia
President and CEO on 31 March 2025 and continued as
Advisor to the new President and CEO until 31 December
2025, to ensure a smooth leadership transition.

▪The former CEO received his base salary, benefits and
incentives throughout 2025. The remaining balance of his
notice period of 12 months until 9 February 2026 was
paid out together with his 2025 short-term incentive.
▪The long-term incentive (LTI) awards (performance
shares) granted to Pekka Lundmark and other GLT
members in 2022 fully lapsed following the end of the
three-year performance period in 2025.
▪The 2026 STI for the CEO will be subject to comparable
operating profit in constant currency(2) and free cash
flow(1) measures, with potential Board downward
discretion on health and safety and workforce
composition.
▪The 2026 metrics for the LTI (performance shares) for
Justin Hotard and the rest of the GLT will continue to be
subject to a scorecard of relative Total Shareholder
Return (“TSR”), cumulative reported Earnings Per Share
(EPS) and greenhouse gas (GHG) emission reduction.
▪Justin Hotard received a salary increase of approximately
6.0% in 2026, to bring his total target remuneration
closer to the market level, this will remain significantly
below the US benchmark primarily due to the significantly
lower LTI award.

Further details of all of these matters are set out in the Remuneration Report.
(1)Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures”
section
(2)Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management’s view of Nokia’s financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable
IFRS measure, refer to the ”Alternative performance measures” section.

48	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Remuneration Report 2025
Letter from the Chair of the Personnel
Committee of the Board
“Dear Fellow Shareholder,
I am delighted to present our
Remuneration Report 2025
as the Chair of the Personnel
Committee of the Nokia Board.”
Our remuneration philosophy
At the core of Nokia’s philosophy lie two principles:
▪pay for performance and aligning the interests of employees with shareholders; and
▪ensure that remuneration programs and policies support the
delivery of the corporate strategy and create long-term
sustainable shareholder value.
Shareholder support
Driven by the strategic shift to expand into new business areas such as data centers, private wireless, and defense, particularly in North
America, the Nokia Board of Directors proposed amendments to the Remuneration Policy (“Policy”) for approval by shareholders in the 2025 Annual General Meeting (“AGM”). In developing the
proposal, engagement was undertaken with the company’s largest shareholders in November 2024 and April 2025. The Board
welcomed the support received from the majority of shareholders for the amendments at the AGM, while acknowledging that a
significant minority voted against the proposal.
In response to this outcome, and consistent with our commitment to maintaining an open and constructive dialogue with our
shareholders, further engagement was conducted with
approximately 30% of our shareholders during Autumn 2025. The principal concerns raised by investors related to the introduction of restricted shares in the Policy and the perceived lack of clarity around the use of underpins.
When considering the introduction of restricted shares, the
Personnel Committee of the Board of Directors (“Committee”)
carefully evaluated the strategic context in which Nokia operated, particularly the growing importance of the North American market and the need to remain competitive in attracting and retaining senior leadership capable of delivering our long-term objectives.
The proportion of Nokia’s revenue generated in North America is expected to increase as we expand in higher-growth businesses.
These areas, such as data centers, represent key drivers of the company’s future development, and as part of this strategy, Nokia completed the EUR 2.5 billion acquisition of Infinera Corporation in
2025, a US-based supplier of optical networking solutions and advanced optical semiconductors. Justin Hotard, who headed the
Data Center & AI Group at Intel with more than 25 years of
experience in AI and data-center markets across major US
technology companies, was appointed as CEO in April 2025.
Against this backdrop, the Committee concluded that the
introduction of additional restricted share awards of up to 100% of base salary was necessary to position the CEO’s total remuneration closer to market levels for comparable US-based roles, to provide the retention support expected in the North American executive market and to ensure a healthy compression between the
remuneration of the CEO and that of his direct reports. With the addition of restricted shares, more than two-thirds of the CEO’s total target remuneration – and nearly 90% of variable
remuneration at maximum – will remain performance-based,
maintaining Nokia’s commitment to pay for performance.
Compensation of the new President and CEO
On 10 February 2025, Nokia announced that Justin Hotard
would be appointed as its new President and Chief Executive
Officer from 1 April 2025. The new President and CEO’s salary and variable pay arrangement were the same as his predecessor.
Hotard received his salary for the period from 1 April 2025 to the end of the financial year with a prorated STI payout over the same period of 129% of target opportunity, based on the performance of the company. He was granted LTI (performance share) award in
July 2025.
In addition, Justin Hotard received a one-time buy-out award of EUR
2.0 million in cash and EUR 6.0 million in restricted shares, vesting in three tranches over a period of three years, both in lieu of his forfeited unvested equity awards from the previous employer.
Additionally, Justin Hotard was given compensation for repayment of previous employer’s sign-on bonus that he had to repay, of c.
EUR 1.0 million. Mr. Hotard was also invited to participate in the co-
investment-based long-term incentive arrangement (eLTI) , under which he invested EUR 2 821 000 in Nokia shares in June 2025. In return, he is offered two Performance Shares for each share
invested as a matching award. The invested shares must be held for three years for the matching shares to vest, subject to the same performance conditions as for the 2025 LTI Performance Shares.

49	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
This investment aligns the new President and CEO with shareholders from the start and is a sign of his commitment to Nokia.
The Board has approved a 6.0% increase to Justin Hotard’s
base salary as of 1 January 2026, while maintaining his target
STI and performance share opportunities at their existing levels.
With this increase, the President and CEO’s total target
remuneration will remain below the US median benchmark.
Exit arrangements for the previous President and CEO
Pekka Lundmark continued to lead Nokia until 31 March 2025 and remained employed during 2025 to support the transition of
leadership and relationships with our key customers and
stakeholders after stepping down as President and CEO.
Mr. Lundmark received his base salary and incentive throughout
2025. The remaining balance of his 12-month notice period base pay and benefits until 9 February 2026 was paid out in cash in lieu of notice, together with his 2025 STI based on actual performance.
He was not eligible for 2026 STI.  Considering Mr. Lundmark’s retirement from operational roles and his continued work to enable a smooth leadership transition throughout 2025, on Board’s
discretion, Pekka Lundmark retained his outstanding long-term incentives (performance shares 2022‒2024 and eLTI 2024). These awards will vest on normal vesting dates prorated to his service at the company until 31 December 2025 and subject to applicable performance conditions.
The 2022 LTI (performance shares) was subject to the
predetermined dividend adjusted share price targets and a three-
year performance period which ended in January 2025. Based on the dividend adjusted share price outcome of EUR 4.88, the award lapsed in full for Pekka Lundmark and other GLT members who
received the grant in 2022.
STI performance outcome and payout for 2025
Justin Hotard’s 2025 STI, prorated for period worked, was subject to a scorecard of operating profit, cash release(1), health & safety and diversity objectives. Pekka Lundmark’s 2025 STI was subject to the same scorecard of measures.
The comparable operating profit in constant currency(1) for 2025 was EUR 2 168 million, against the target of EUR 2 093 million. As a result, the payout for this element was 115% of target. For the cash release element (cash flow less comparable operating profit)(1), the actual outcome was EUR -338 million, against the target of EUR
-1 238 million. This resulted in a payout of 198% of target for this element.
The first gender diversity metric (female percentage in workforce)
achieved 22.9% for the full year, against the target of 23.9%, which resulted in a payout of 0% of target for this element. The second gender diversity metric (female percentage in leadership) achieved
17.2% for the full year, against the target of 18.2%, which resulted in a payout of 0% of target for this element.
The health & safety metric of lost time injury frequency rate measures how often lost time injuries occur that directly impacts
Nokia employees during the year. This metric achieved an outcome of 0.055 lost time injury frequency rate (“LTIFR”) against the target of 0.085, which resulted in a payout of 225% of target for this element. However, as a result of five fatalities within Nokia’s control during the year, the Board exercised downward discretion to reduce the payout under this element by 10%, which resulted in the final outcome of 203% for this metric.
As a result, a total of 129% of target STI was payable for the financial year 2025.
STI and LTI performance conditions for 2026
During 2025, the Committee also undertook a review of the
performance metrics used for our STI and LTI plans and decided to make changes for 2026 to ensure our incentive plans support our strategy focused on growth and performance. Our 2026 incentive plans for the President and CEO and the rest of the GLT will follow the structure set out below.

Delivering the next year’s step in the strategic plan – STI
Comparable Operating Profit in Constant Currency(1) 70%	Free Cash Flow(2) 30%
Continued focus on profitability	Achieve a strong cash position
Delivering sustainable value – LTI
50% relative TSR, 40% cumulative reported EPS (adjusted for impairments and M&A), 10% GHG emission reduction (scope 1, 2 and 3)
A more rounded and balanced approach reflecting performance over the long term in growing the business and in delivering shareholder value whilst working towards our 2030 goal of 50% GHG emission reduction

For 2026, cash release(1) has been replaced with Free Cash
Flow(2), which provides a simpler and a more transparent view of underlying cash generation. Additionally, health & safety and diversity will no longer operate as standalone metrics within the
STI, as the Committee considers performance in these areas as an integral part of the day-to-day responsibilities of the President and
CEO and senior leaders rather than a measure for variable
remuneration. These areas remain important to the company’s
long-term success, and the Committee will retain the ability to apply a downward discretion to STI outcomes where performance in
these areas does not meet expectations. The STI weightings have been adjusted for 2026 to reflect this updated framework.
The Committee reaffirmed the importance of a safety culture with ongoing safety programs and targets aimed at raising awareness and encouraging positive safety behaviors among subcontractors.
Nokia will continue to set internal safety targets for 2026.
Share ownership requirement
Our President and CEO is required to hold Nokia shares
equivalent to three times his annual base salary. Justin Hotard currently maintains a total shareholding (including his
beneficially owned shares and unvested restricted shares) which significantly exceeds the requirement. This demonstrates his commitment to an alignment with Nokia’s long-term success
and our shareholder interests.
Conclusions
I thank shareholders who assisted the Committee in the
consultation process during 2025 and we remain committed to
maintaining an open and constructive dialogue. I look forward to your continued support at our 2026 Annual General Meeting.
THOMAS DANNENFELDT,
CHAIR OF THE PERSONNEL COMMITTEE
(1)  Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global
Leadership Team. These measures are not used to communicate the management’s view of Nokia’s financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the ”Alternative performance measures” section.
(2)  Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.

50	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Introduction
This Remuneration Report of Nokia Corporation (the Report) has
been approved by the Company’s Board of Directors (the Board)
to be presented to the Annual General Meeting 2026. The
resolution of the Annual General Meeting on the Report is
advisory. The Report presents the remuneration of the Board
members and the President and CEO for the financial year 2025 in accordance with the Decree of the Finnish Ministry of Finance
608/2019 and the Finnish Corporate Governance Code 2025, as
well as other applicable Finnish laws and regulations. The
members of the Board and the President and CEO have been
remunerated in accordance with our approved Remuneration
Policy during the financial year 2025. No temporary or other deviations from the Policy have been made and no clawback
provisions have been exercised during the financial year 2025.
In 2025, our remuneration structure promoted the Company’s
long-term financial success by setting the performance criteria for short-term and long-term incentives to support the
Company’s short-term and long-term goals, as well as through shareholding requirements set for the President and CEO, the
GLT and the Board members. Aligned with Nokia’s pay-for-
performance remuneration principle, performance-based
remuneration was emphasized over fixed base salary. The
setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and
supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value.
The table on the right compares the development of the
remuneration of our Board of Directors, President and CEO,
average employee pay and Company performance over a five-
year period.
The pay-for-performance remuneration principle applied to the
President and CEO, as well as the shareholding requirement of the President and CEO and the Board members, as applicable,
contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-
term interest of the Company.

Year	Aggregate remuneration of the Board of Directors (EUR)(1)	President and CEO actual remuneration (EUR)(2)	Average salaries and wages (EUR)(3)(5)	Net sales (EURm)(5)	Total shareholder return (rebased to 100 at 31 Dec 2020)(4)
2021	1 821 000	4 908 244	70 411	22 202	176.90%
2022	2 280 000	4 316 606	74 241	23 761	139.07%
2023	2 503 000	3 738 560	69 096	21 138	101.13%
2024	2 511 000	3 988 250	78 576	19 220	146.73%
2025	2 499 000	7 286 861	80 367	19 889	197.49%
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
(2)The President and CEO actual remuneration represents the aggregate total of the two President and CEOs in 2025.
(3)Average salaries and wages are based on average employee numbers and their total salaries and wages as reported in the Company’s financial statements.
(4)Total shareholder return on last trading day of the previous year.
(5)In June 2024, Nokia classified its Submarine Networks business as a discontinued operation. The comparative amounts for 2023 and 2022 have been recast accordingly.
We also present this data graphically:
Comparative data (rebased year-end 2020 = 100)

51	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Pay for performance
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
Share price and total shareholder return vs long-term incentive performance
Global peer group
During 2025, the global peer group used in our remuneration
benchmarking and relative TSR performance assessment was
reviewed and updated so that it consists of the following 24 companies. As part of this review, Atos was removed from the
(1)2023 LTI's performance period ended in January 2026. The vesting outcome of this award will be reported in the 2026 Remuneration Report.
(2)2024 and 2025 LTIs’ performance periods are not yet completed.
peer group following material changes to its business profile, and both Juniper Networks and VMware were removed as they have
delisted.

ABB	Infineon Technologies
Adobe	Kone
Airbus	Motorola Solutions
ASML	NXP Semiconductors
BAE Systems	Oracle
Capgemini	Philips
Ciena	SAP
Cisco Systems	Siemens Healthineers
Corning	Vodafone Group
Dell Technologies	Wärtsilä
Ericsson
Hewlett Packard Enterprise
HP
IBM

52	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Remuneration of the Board of Directors
The shareholders resolve annually on director remuneration
based on a proposal made by the Board of Directors on the
recommendation of the Board’s Corporate Governance and
Nomination Committee.
The aggregate amount of remuneration paid to the Board
members in 2025 equaled EUR 2 499 000 of which
EUR 2 390 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General
Meeting 2025, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased
from the market on behalf of the Board members following the
Annual General Meeting.
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
2025 were non-executive.
Board remuneration for the term that began at the Annual General Meeting held on 29 April 2025 and ends at the close of the Annual
General Meeting in 2026 consisted of the following fees.

Annual fee	EUR
Chair	440 000
Vice Chair	210 000
Member	185 000
Chair of Audit Committee	30 000
Member of Audit Committee	15 000
Chair of Personnel Committee	30 000
Member of Personnel Committee	15 000
Chair of Strategy Committee	20 000
Member of Strategy Committee	10 000
Chair of Technology Committee	20 000
Member of Technology Committee	10 000
Meeting fee(1)	EUR
Meeting requiring intercontinental travel	5 000
Meeting requiring continental travel	2 000
(1)Paid for a maximum of seven meetings per term.
The following table outlines the total annual remuneration paid in 2025 to the members of the Board for their services.

	Annual fees (EUR)	Meeting fees (EUR)(1)	Total remuneration paid (EUR)	60% of annual fees and all meeting fees paid in cash (EUR)	40% of annual fees paid in shares (EUR)	Number of shares (approx. 40% of the annual fee)(2)
Sari Baldauf (Chair)	465 000	10 000	475 000	289 000	186 000	41 478
Søren Skou (Vice Chair)(3)	—	2 000	2 000	2 000	—	—
Timo Ihamuotila (Vice Chair as of 29 April 2025)	220 000	9 000	229 000	141 000	88 000	19 624
Timo Ahopelto	210 000	10 000	220 000	136 000	84 000	18 732
Elizabeth Crain	220 000	12 000	232 000	144 000	88 000	19 624
Thomas Dannenfeldt	245 000	14 000	259 000	161 000	98 000	21 854
Pernille Erenbjerg (as of 29 April 2025)	200 000	—	200 000	120 000	80 000	17 840
Lisa Hook	210 000	12 000	222 000	138 000	84 000	18 732
Mike McNamara (as of 3 April 2024)	210 000	14 000	224 000	140 000	84 000	18 732
Thomas Saueressig	195 000	14 000	209 000	131 000	78 000	17 394
Carla Smits-Nusteling(3)	—	2 000	2 000	2 000	—	—
Kai Öistämö	215 000	10 000	225 000	139 000	86 000	19 178
Total	2 390 000	109 000	2 499 000	1 543 000	956 000	213 188
(1)Meeting fees include all meeting fees paid during the reported year 2025.
(2)40% of the annual fees after deducting the applicable transfer taxes.
(3)Stepped down at the Annual General Meeting on 29 April 2025 and received no annual fees in 2025.

53	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Remuneration of the President and CEO
The following table shows the actual remuneration received by the former and current President and CEO in 2025 and 2024. As our
CEO changed in the financial year 2025, both individual and aggregate figures are presented in respect of service as President and CEO for comparison purposes. The 2024 LTI figure relates to the vesting of the 2021 LTI performance shares and the 2021 eLTI matching performance shares. The 2025 LTI figure relates to the vesting of the 2022 LTI performance shares.

EUR	2025 (Combined)	Pay mix(1)	2025 (Hotard)(2)	Pay mix(1)	2025 (Lundmark)(3)	Pay mix(1)	2024	Pay mix(1)
Salary	1 410 500	38%	1 057 875	38%	352 625	38%	1 410 500	36%
Short-term incentive(4)	2 271 787	62%	1 703 840	62%	567 947	62%	1 824 834	46%
Long-term incentive(5)	—	0%	—	0%	—	0%	697 872	18%
Other remuneration(6)	3 604 574		3 584 877		19 697		55 044
Total	7 286 861		6 346 592		940 269		3 988 250
(1)Pay mix reflects the proportion of base salary, STI and LTI of total remuneration, excluding other remuneration.
(2)Justin Hotard’s compensation is shown in respect of his service as President and CEO from 1 April 2025.
(3)Pekka Lundmark’s compensation is shown in respect of his service as President and CEO to 31 March 2025. In addition, in respect of his services as an advisor between stepping down as President and CEO on 31 March 2025 and his last day of work on 31 December 2025, he received EUR 1 057 875 salary and EUR 29 523 in benefits. The remaining balance of his 12-month notice period base pay and benefits until 9 February 2026 was paid out in cash in lieu of notice, EUR 35 269, together with his 2025 STI based on actual performance, which amounted to EUR 2 271 787 for the full year. Pekka Lundmark is not eligible for 2026 STI.
(4)STI represents the amounts earned in respect of financial year 2025, but that are paid in April 2026.
(5)LTI payments to Pekka Lundmark represents his 2022 performance share award, which fully lapsed.
(6)Other compensation for Pekka Lundmark includes telephone, car, driver, tax compliance support and medical insurance. For Justin Hotard, other compensation includes a one-
time buy-out award of EUR 2 000 000 in lieu of his forfeited unvested equity awards from the previous employer, compensation for repayment of previous employer’s sign-on bonus that he had to repay of EUR 1 025 154, and other benefits including relocation and housing (including temporary housing), schooling fees, car, driver, telephone, medical insurance and legal fees equaling to EUR 559 723.
Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the
President and CEO. Such payments can be characterized as defined contribution payments. In 2025, payments to the Finnish state pension system equaled EUR 39 291 for Pekka Lundmark in respect of his service as President and CEO (EUR 310 937 in 2024) and
EUR 490 275 for Justin Hotard. No supplementary pension arrangements were offered.

54	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Hire and 2025 arrangements for Justin Hotard
Justin Hotard was appointed as President and CEO from 1 April 2025. His hire arrangements are summarized below and are in accordance with the Remuneration Policy (“Policy”).

Item	Action	Amount	Note
Salary	Paid monthly from 1 April 2025	EUR 1.4 m per annum, pro- rated for 2025	In line with Policy and Executive Agreement
Short-term incentive 2025	Paid at actual for 2025 and prorated for period worked during the year	EUR 1.7 m	In line with Policy and STI plan rules
Long-term incentive 2025	Performance share award vests in 2028 subject to relative TSR (50%), cumulative earnings per share (40%) and GHG emission reduction (10%)	Target EUR 2.8 m	In line with Policy and LTI plan rules
eLTI co-investment arrangement
In return for a purchase and continued holding of 2.8m
EUR worth of Nokia shares, a 2:1 award of Nokia 2025
performance shares was made. These vest in 2028
subject to relative TSR (50%), cumulative earnings per
share (40%) and GHG emission reduction (10%) and
continued holding of the purchased shares
Target EUR 5.6 m
In line with Policy and same as
arrangement provided to Pekka
Lundmark, Justin Hotard was
invited to participate in
the eLTI co-investment
arrangement. This required him
to make a substantial personal
investment in Nokia shares
aligning his personal interests
with those of shareholders from
joining.

Buyout of forfeited Restricted Stock awards
To compensate for the forfeiture of awards from the
previous employer, and having duly considered the
structure, time horizons, value and performance
conditions of those forfeited awards, the Board
granted the CEO EUR 6.0 million in restricted shares,
vesting in three equal tranches in 2026, 2027 and
2028, as well as a cash payment of EUR 2.0 million,
which was paid upon his commencement in April 2025.
		EUR 8.0 m	In line with Policy and Executive Agreement and LTI Plan rules
Compensation for repayment of previous employer’s sign-on bonus	Cash in recognition of the repayment of sign-on bonus to previous employer	EUR 1.0 m	In line with Policy and Executive Agreement
Benefits	Paid from 1 April 2025	Standard Finnish benefits plus relocation support, temporary accommodation support, housing allowance, schooling allowance, and legal fees	In line with Policy and Executive Agreement

55	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
2025 Short-term Incentive of the President and CEO
Targets for the STI are set annually at or before the start of the year (adjusted for exceptional one-off items), balancing the need to deliver value with the need to motivate and drive the performance of the Executive Team. Targets are determined for a set of strategic metrics that align with driving sustainable value for shareholders and are set in the context of market expectations and analyst consensus forecasts. For 2025, both Pekka Lundmark and Justin Hotard had a target STI opportunity of 125% of annual base salary.
Their 2025 STI framework was based on a scorecard of financial and non-financial objectives. Achievements against the 2025 targets are set out in the table below. The outcomes for all metrics were calculated based on formulaic approach. For the health & safety metric, lost time injury frequency rate achieved an outcome of 225% of target. However, as a result of five subcontractor fatalities within Nokia’s control during the year, the Board exercised downward discretion to reduce the payout under this element by 10%, which resulted in the final outcome of 203% for this metric.

Metric	Weight	Target	2025 performance outcome	2025 STI outcome (% of target)
Comparable operating profit in constant currency(1)	60%	EUR 2 093 m	EUR 2 168 m	115%
Cash release(1)	20%	EUR – 1 238 m	EUR – 338 m	198%
Gender diversity – women in leadership	5%	Female percentage of global leadership of 18.2%	17.2%	0%
Gender diversity – women in workforce	5%	Female percentage of global workforce 23.9%	22.9%	0%
Health & safety	10%	• Employee lost time injury frequency rate (LTIFR) of 0.085 • Fatality modifier (downward discretion in the event of fatalities, including all subcontractors)	LTIFR of 0.055 with 5 fatalities	203%
Total STI outcome	100%			129%
(1)Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management’s view of Nokia’s financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the ”Alternative performance measures” section.
Accordingly, the total 2025 STI payout for Pekka Lundmark and Justin Hotard for their respective periods of service as the President and CEO during 2025 was EUR 567 947 and EUR 1 703 840, respectively. Pekka Lundmark’s total STI for 2025, reflecting continued
service until year-end, amounted to EUR 2 271 787.

56	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Long-term Incentive awards granted to the President and CEO during 2025
In 2025, Justin Hotard was granted the following LTI (performance share) awards.
Targets for our LTI performance shares are set in a similar context to the STI. The performance shares targets are set at the start of the performance period reflecting the business strategy and priorities over the three-year performance period. The performance conditions for the 2025 performance shares are based on 50% relative TSR against our global peer group(1), 40% cumulative earnings per share (EPS) and 10% GHG emission reduction targets over the three-year performance period from 2025 to 2028. During 2025,
Justin Hotard was invited to participate in the co-investment eLTI, under which he invested EUR 2.8 million in Nokia shares and received two-for-one matching performance shares in return. The matching performance shares were subject to the same performance conditions as set out above. Both the LTI performance shares and eLTI matching performance shares have a three-year performance and vesting period. The targets for all metrics as well as the performance and vesting outcomes will be disclosed in the
2028 Remuneration Report.

Performance share awards(1) (2)	Units awarded	Grant date face value(3) (EUR)	Grant date	Vesting
2025 LTI performance shares	608 000	2 681 280	7 July 2025	Q3 2028
2025 eLTI matching performance shares	1 218 548	5 666 248	3 June 2025	Q2 2028
(1)Global peer group consisted of 24 companies (see details under the “Global peer group” section).
(2)The maximum vesting is 200% of target if stretch performance targets are met.
(3)Grant date face value was calculated using the closing price of EUR 4.41 and EUR 4.65 on the date of grant for the 2025 performance shares and 2025 eLTI matching shares, respectively.
As part of Justin Hotard’s joining arrangements as new President and CEO, he received a one-off buyout award of EUR 6.0 million in restricted shares vesting in three tranches over a period of three years, in lieu of his forfeited unvested equity from the previous employer. The value of this buyout award was determined taking account of the structure, time horizon, value and performance conditions (where applicable) of his forfeited awards from the previous employer.

Restricted share awards	Units awarded	Grant date face value (EUR)(1)	Grant date	Vesting
2025 LTI restricted shares (buyout)	1 287 600	6 438 000	1 April 2025	Q2 2026, Q2 2027, Q2 2028
(1)Grant date face value was calculated using the closing share price at the date of grant of EUR 5.00. The difference in the grant date face value and the originally agreed amount of
EUR 6.0 million is due to the different share price used to calculate the number of shares to be granted using Nokia’s averaging method.
Long-term Incentive awards and other equity awards vested for the President and CEO during 2025
Pekka Lundmark was granted LTI performance share award in March 2022. The award had a three-year performance period and was subject to dividend adjusted share price targets over the performance period. However, as the threshold share price was not achieved, the award lapsed in full on 6 July 2025.

Share awards vesting during the year	Units awarded	Target share price (EUR)	Share price achievement (EUR)	Vesting outcome (% of target)	Units vested	Value of vested award (EUR)
2022 LTI performance shares	543 900	6.50	4.88	0%	—	—

57	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
The President and CEO’s share ownership and unvested share awards
Our share ownership policy requires that the President and CEO holds a minimum of three times his or her annual base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. Justin Hotard significantly exceeds this requirement with a holding of 597%(1) well within the five-year allotted period.

Justin Hotard	Units	Value(2) (EUR)
Beneficially owned shares at 31 December 2025	609 274	3 393 656
Unvested shares under outstanding Nokia equity plans(3)	3 114 148	17 345 804
Total	3 723 422	20 739 460
(1)Shareholding of 597% of annual base salary as of 14 November 2025, using 12-month average share price. This includes all beneficially owned Nokia shares and unvested restricted shares with no performance conditions.
(2)The values are based on the closing price of a Nokia share of EUR 5.57 on Nasdaq Helsinki on 30 December 2025.
(3)The number of units represents the number of unvested awards as of 31 December 2025.
The President and CEO’s termination provisions 2025

Termination by	Reason	Notice	Compensation
Nokia	Cause	None	The President and CEO is entitled to no additional remuneration and all unvested equity awards would be forfeited after termination.
Nokia	Reasons other than cause	Up to 12 months
The President and CEO is entitled to a severance payment equaling to
12 months’ remuneration (including annual base salary, benefits, and target short-
term incentive). Unvested equity awards would be forfeited after termination, unless the Board determines otherwise.
If termination occurs within three months before, or six months after a change of control event (double trigger), the CEO is entitled to shorten his notice period to three months, he receives 12 months’ remuneration and all his equity awards vest subject to performance and time proration until the expiry of the agreement.

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
In the event that the President and CEO terminates his service agreement based on
Nokia’s material breach of the service agreement, he is entitled to reduce the notice period to two months, and to receive a severance payment equaling to 12 months’
remuneration including the notice period. All equity awards vest, subject to any applicable performance criteria and prorated until the expiry of the agreement.

The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

58	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Remuneration Policy
Nokia Corporation’s Remuneration Policy, which applies to the governing bodies of the Company, i.e. the Board of Directors and the President and CEO, was approved by shareholders at
the Annual General Meeting 2025, receiving 61.78% of votes in favor. This Policy remained in force and unchanged during 2025.
The information below is provided as a summary for ease of
reference.
In addition to applying the Remuneration Policy to our President and CEO, the principles of our policy extend to the Group
Leadership Team.
The Board regularly monitors the effectiveness of the measures used in our incentive plans to ensure that they align with and drive the strategy of the company.
The Remuneration Policy for the Board of
Directors
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
The main structure of the Board remuneration as outlined in the
Remuneration Policy is set out in the following table.

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
Proposals of the Board of Directors to the Annual General
Meeting 2026 were published on 29 January 2026. The
Corporate Governance and Nomination Committee has resolved
to recommend to the Board that the annual fees of Board
members would remain at an unchanged level. Consequently,
the Board proposes to the Annual General Meeting 2026 that
the annual fees payable for a term ending at the close of the next Annual General Meeting be as follows:
▪EUR 440 000 for the Chair of the Board;
▪EUR 210 000 for the Vice Chair of the Board;
▪EUR 185 000 for each other member of the Board;
▪EUR 30 000 each for the Chairs of the Audit Committee and
the Personnel Committee and EUR 20 000 for the Chairs of
the Technology Committee and the Strategy Committee as
an additional annual fee; and
▪EUR 15 000 for each member of the Audit Committee and
the Personnel Committee and EUR 10 000 for each member
of the Technology Committee and the Strategy Committee
as an additional annual fee.
In addition, the Board of Directors proposes that the meeting fees for Board and Committee meetings remain at the current
level. The meeting fees are based on potential travel required between the Board member’s home location and the location of a meeting and are paid for a maximum of seven meetings per
term as follows:
▪EUR 5 000 per meeting requiring intercontinental travel; and
▪EUR 2 000 per meeting requiring intracontinental travel.
Only one meeting fee is paid if the travel covered by the fee includes several meetings of the Board and its Committees. The
Board also proposes that members of the Board shall be
compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work.

59	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
The Remuneration Policy for the President and CEO

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
Pension arrangements reflect the relevant market practice and may evolve year-
on-year. The President and CEO may participate in the applicable pension programs available to other executives in the country of employment. Details of the actual pension arrangement will be shown in the annual Remuneration Report.
In Finland, the President and CEO participates in the Finnish statutory Employee’s
Pension Act (TyEL), and there is no supplementary pension plan.
N/A
Other benefits	To provide a competitive level of benefits and to support recruitment and retention
Benefits will be provided in line with local market practice in the country of employment and may evolve year-on-year. Benefits may include, for example, a company car (or cash equivalent), risk benefits (for example life and disability insurance) and employer contributions to insurance plans (for example medical insurance).
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
The malus and clawback conditions apply in accordance with Company clawback policies.

Performance measures, weightings and targets for the selected measures are set annually by the Board to ensure they continue to support Nokia’s short-term business strategy. These measures can vary from year to year to reflect business priorities and may include a balance of financial, key operational and non-financial measures (including but not limited to strategic, customer satisfaction, employee engagement, environmental, social, governance or other sustainability-related measures).
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

60	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information

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
The Board may choose different measures and weightings each year based on the business plan. The measures consist of at least 60% financial and/or share price-
related measures. The Performance metrics and weightings are disclosed retrospectively in the annual Remuneration Report.

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
Shareholding requirement	Align the President and CEO’s interests with those of shareholders and ensure any decisions made are in the long-term interest of the Company	The President and CEO is required to build and maintain a shareholding equivalent to 300% of base salary, to be achieved normally within five years of appointment.	N/A

61	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Pay mix and remuneration scenarios for the President and CEO
Aligned with Nokia’s pay-for-performance remuneration
principle, performance-based remuneration is emphasized over base salary. The chart below illustrates how the proportion of the President and CEO’s remuneration package varies at the
minimum, target and maximum levels of performance. A
significant proportion of remuneration is linked to performance, especially at maximum performance levels. Actual pay mix is
influenced by the extent to which the performance targets set for the STI and LTI are achieved and may vary from the
scenarios below.
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
President and CEO pay mix scenarios
Share ownership requirement
Nokia believes that it is desirable for its executives to own shares in Nokia to align their interests with those of
shareholders and to ensure that their decisions are in the long-
term interest of the Company. The President and CEO is
required to own three times his or her annual base salary in
Nokia shares and is given a period of five years from
appointment to achieve the required level of share ownership.
Malus and clawback
The malus and clawback conditions apply in accordance with
Company’s clawback policies to the short-term and long-term
incentives for all participants, including the President and CEO.
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
57%
with the right skills for the required role.
On occasion, we may offer buy-out awards to compensate for a candidate’s forfeited awards on leaving a previous employer.
24%
Such buy-out awards would, where possible, reflect the nature of the forfeited awards in terms of delivery mechanism, time
100%
19%
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
control event and termination of the individual’s employment must take place for any change of control-based severance
payment to materialize.

62	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Remuneration governance
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
The Committee has the power, in its sole discretion, to retain remuneration advisers to assist the Personnel Committee in
evaluating executive remuneration. During 2025, the Personnel
Committee engaged Alvarez & Marsal, an independent external
adviser, to assist in the review and determination of executive remuneration and program design, as well as to provide insight into market trends. Willis Towers Watson was retained as a
market data provider for the Committee.
The Personnel Committee Chair regularly engages with
shareholders to discuss their views on our remuneration
policies, programs and associated disclosures and reflects on their feedback. These insights are taken account of in the
Committee’s and Board’s decision-making process for executive remuneration.
Work of the Personnel Committee
The Personnel Committee convened five times during
2025 with a general theme for each meeting
1 Approvals & reporting
2 Philosophy & structure
3 Long-term direction & market review
4 Planning
January
▪2024 STI performance outcome
▪2025 STI and LTI metrics and target setting
▪President and CEO remuneration review
▪Equity plan vesting and granting during 2025
▪Remuneration Report for 2024
June
▪2025 Annual General Meeting season review
▪GLT remuneration review
▪Culture update
▪GLT succession planning
July
▪Remuneration Policy review
▪GLT succession planning
▪Inflight LTI awards performance update
▪Market practice update
▪People risks including physical safety review
September
▪Workforce demographics
▪2026 STI and LTI performance metrics initial discussion
December
▪Preliminary review of metrics and targets for 2026 STI
and LTI
▪2026 equity plan budget and allocation
▪Proxy agency and shareholder consultation feedback
▪Planning of Remuneration Report for 2025
▪Annual GLT and CEO benchmarking
▪Executive shareholding assessment
▪Personnel Committee charter review

63	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Remuneration of the Nokia Group
Leadership Team in 2025
The remuneration of the members of the GLT (excluding the
President and CEO) consists of base salary, other benefits, and short-term and long-term incentives. Short-term incentive
plans are based on rewarding the delivery of business
performance utilizing certain, or all, of the following metrics as appropriate to the member’s role: comparable operating profit in constant currency(1), cash release(1) and ESG-related
measures such as health & safety.
Executives in the GLT are subject to the same remuneration
policy framework as the President and CEO. This includes being subject to the malus and clawback conditions and shareholding requirements. The shareholding requirement for members of
the GLT is two times their annual base salary, built within a period of five years of their appointment.
At the end of 2025, the Group Leadership Team consisted of 12 persons split between Finland, UK and the United States. For information regarding the current Group Leadership Team composition, refer to the Corporate Governance Statement.

Name	Position in 2025	Appointment date
Justin Hotard	President and CEO	1 April 2025
Louise Fisk	Chief Communications Officer (currently Chief Communications and Marketing Officer)	18 October 2024
Patrik Hammarén	President of Nokia Technologies (currently President of Technology Standards)	18 October 2024
Victoria Hanrahan	Chief of Staff to the President and CEO	16 June 2025
Mikko Hautala	Chief Geopolitical and Government Relations Officer	1 November 2024
David Heard	President of Network Infrastructure	1 July 2025
Pallavi Mahajan	Chief Technology and AI Officer	1 October 2025
Esa Niinimäki	Chief Legal Officer (currently Chief Legal and Administrative Officer) and interim Chief People Officer	25 January 2023
Konstanty Owczarek	Chief Corporate Development Officer	1 October 2025
Raghav Sahgal	President of Cloud and Network Services (currently Chief Customer Officer)	1 June 2020
Tommi Uitto	President of Mobile Networks	31 January 2019
Marco Wirén	Chief Financial Officer	1 September 2020
Remuneration of the Group Leadership Team members in 2025
Remuneration of the Group Leadership Team (excluding the President and CEO) in 2024 and 2025, in the aggregate, was as follows:

EURm⁽¹⁾	2025	2024
Salary, short-term incentives and other compensation(2)	14.3	11.3
Long-term incentives(3)	3.1	3.9
Total	17.4	15.2
(1)The values represent each member’s time on the Group Leadership Team.
(2)Short-term incentives represent amounts earned in respect of 2025 performance. Other compensation includes mobility-related payments, local benefits and pension costs.
(3)The amounts represent the equity awards that vested in 2025 and 2024.
The members of the Group Leadership Team (excluding the President and CEO) were awarded the following equity awards under the
Nokia equity program in 2025:

Award	Units awarded(1)	Grant date fair value (EUR)	Grant date	Vesting
Performance share award(2)	2 552 690	11 289 683	7 July 2025, 13 October 2025	Q3 & Q4 2028
Restricted share award(3)	1 957 270	8 663 881	7 July 2025, 13 October 2025	Q3 & Q4 2026, Q3 & Q4 2027, Q3 & Q4 2028
(1)  Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global
Leadership Team. These measures are not used to communicate the management’s view of Nokia’s financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the ”Alternative performance measures” section.
(1)Includes units awarded to persons who were Group Leadership Team members during 2025.
(2)The 2025 performance shares have a three-year performance period based on 50% relative total shareholder return, 40% three-year cumulative EPS and 10% GHG emission reduction scope 1, 2 and 3 targets. The maximum payout is 200% of target subject to maximum performance against the performance criteria. Vesting is subject to continued
employment.
(3)Vesting of each tranche of the restricted share awards is conditional on continued employment.

64	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Corporate governance statement •Remuneration Operating and financial review and prospects General facts on Nokia Financial statements Other information
Unvested equity awards held by the Group Leadership Team, including the President and CEO
The following table sets forth the potential aggregate ownership interest through the holding of equity-based long-term incentives of the Group Leadership Team in office, including the President and CEO, at 31 December 2025:

	Shares receivable through performance shares at grant	Shares receivable through performance shares at maximum(4)	Shares receivable through restricted shares
Number of equity awards held by the Group Leadership Team(1)	7 659 499	15 307 998	6 545 123
% of the outstanding shares(2)	0.14%	0.27%	0.12%
% of the total outstanding equity incentives (per instrument)(3)	19.25%	20.09%	4.67%
(1)Includes the 12 members of the Group Leadership Team in office at 31 December 2025.
(2)The percentages are calculated in relation to the outstanding number of shares and total voting rights of Nokia at 31 December 2025, excluding shares held by the Nokia Group.
No member of the Group Leadership Team owned more than 1% of the outstanding Nokia shares.
(3)The percentages are calculated in relation to the total outstanding equity incentives per instrument.
(4)At maximum performance, under the performance share plans outstanding at 31 December 2025, the payout would be 200% and the table reflects this potential maximum payout.
Employee Share Purchase Plan
All eligible Nokia employees, including the President and CEO and our GLT members, can participate in the Employee Share Purchase
Plan, by making contributions from their monthly net salaries (up to a cap) to purchase Nokia shares at market value. Participants will receive one matching share for every two purchased shares they still hold at the end of the applicable annual plan cycle. Until the matching shares are delivered, the participants have no shareholder rights, such as voting or dividend rights associated with the matching shares.

65	Nokia Annual Report on Form 20-F 2025
Operating and financial
review and prospects

66	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
•Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Selected financial data
The below table presents selected financial and other measures for the Nokia Group as of and for the financial years ended on 31 December 2025, 2024 and 2023.
The information has been derived from Nokia’s consolidated financial statements prepared in accordance with IFRS Accounting Standards.

EURm (except for percentage and personnel data)	2025	2024	2023
From the consolidated income statement
Net sales	19 889	19 220	21 138
Operating profit(1)	885	1 970	1 733
% of net sales	4.4%	10.2%	8.2%
Profit before tax	915	2 091	1 469
Profit from continuing operations	638	1 711	649
Profit/(loss) from discontinued operations	22	(427)	30
Profit for the year	660	1 284	679
From the consolidated statement of financial position
Non-current assets	21 805	21 162	21 694
Current assets	15 792	17 987	18 087
Assets held for sale	—	—	79
Total assets	37 597	39 149	39 860
Total shareholders' equity	20 967	20 657	20 537
Non-controlling interests	91	90	91
Total equity	21 058	20 747	20 628
Interest-bearing liabilities(2)	3 413	3 887	4 191
Lease liabilities(2)	1 000	863	997
Provisions(2)	1 416	1 228	1 262
Other liabilities(2)	10 710	12 424	12 782
Total shareholders’ equity and liabilities	37 597	39 149	39 860
Other information
Research and development expenses(3)	(4 855)	(4 512)	(4 277)
% of net sales	(24.4)%	(23.5)%	(20.2)%
Capital expenditure(4)	(606)	(472)	(652)
% of net sales	(3.0)%	(2.5)%	(3.1)%
Personnel expenses(3)	7 831	7 563	7 294
Average number of employees(3)	78 005	78 434	84 795
Order backlog, EUR billion(5)	19.5	20.0	22.0

EURm (except for percentage and personnel data)	2025	2024	2023
Key financial indicators and ratios
Earnings per share attributable to equity holders of the parent
Basic earnings per share, EUR
Continuing operations	0.12	0.31	0.11
Profit for the year	0.12	0.23	0.12
Diluted earnings per share, EUR
Continuing operations	0.11	0.31	0.11
Profit for the year	0.12	0.23	0.12
Proposed dividend per share, EUR(6)	0.14	0.14	0.13
Return on capital employed %(4)	4.3%	9.3%	6.6%
Return on shareholders’ equity %(4)	3.1%	6.2%	3.2%
Equity ratio %(4)	56.0%	53.0%	51.8%
Net debt to equity (gearing) %(4)	(16.0)%	(23.4)%	(21.0)%
Cash and cash equivalents	5 462	6 623	6 234
Total cash and interest-bearing financial investments(4)	6 791	8 741	8 514
Net cash and interest-bearing financial investments(4)	3 378	4 854	4 323
Net cash flows from operating activities	2 071	2 493	1 317
Free cash flow(4)	1 465	2 021	665
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.
(2)Includes both current and non-current liabilities in the consolidated statement of financial position.
(3)Presented for continuing operations.
(4)Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the ”Alternative performance measures” section.
(5)Order backlog includes EUR 1.7 billion in 2023 related to discontinued operations sold in 2024.
(6)The Board of Directors proposes to the Annual General Meeting 2026 to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

67	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Operating and financial review
The financial information included in this “Operating and financial review” section as of and for the years ended 31 December 2025 and 2024 has been derived from, and should be read in conjunction with, Nokia’s consolidated financial statements included in this report. For discussion of the year ended 31 December 2024 compared to the year ended 31 December 2023, please refer to this section of Nokia’s Annual Report on Form 20-F for the year ended 31 December 2024.
On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, a San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, became part of the Nokia group effective as of the closing, with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its
Network Infrastructure segment. For more information, refer to Note 6.2. Acquisitions in the consolidated financial statements.
In 2025, Nokia completed a strategic review of its venture fund investment activities. As a result,
Nokia no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore
Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of
Group Common and Other. The comparative financial information has been recast accordingly. As a result of the recast, in 2024, selling, general and administrative costs decreased by EUR 18 million, other operating income decreased by EUR 47 million and financial income increased by EUR 29 million.
Results of operations
Nokia Group
The following table sets forth the segment operating results and the percentage of net sales for the years indicated.
For the year ended 31 December 2025 compared to the year ended 31 December 2024

	2025		2024
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	19 889	100.0%	19 220	100.0%	3%
Cost of sales	(11 230)	(56.5)%	(10 356)	(53.9)%	8%
Gross profit	8 659	43.5%	8 864	46.1%	(2)%
Research and development expenses	(4 855)	(24.4)%	(4 512)	(23.5)%	8%
Selling, general and administrative expenses(1)	(3 073)	(15.5)%	(2 872)	(14.9)%	7%
Other operating income and expenses(1)	154	0.8%	490	2.5%	(69)%
Operating profit(1)	885	4.4%	1 970	10.2%	(55)%
Share of results of associated companies and joint ventures	19	0.1%	7	0.0%	171%
Financial income and expenses(1)	11	0.1%	114	0.6%	(90)%
Profit before tax	915	4.6%	2 091	10.9%	(56)%
Income tax expense	(277)	(1.4)%	(380)	(2.0)%	(27)%
Profit from continuing operations	638	3.2%	1 711	8.9%	(63)%
Profit/(loss) from discontinued operations	22	0.1%	(427)	(2.2)%	(105)%
Profit for the year	660	3.3%	1 284	6.7%	(49)%
Attributable to:
Equity holders of the parent	651	3.3%	1 277	6.6%	(49)%
Non-controlling interests	9	0.0%	7	0.0%	29%
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.

68	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Net sales
Net sales in 2025 were EUR 19 889 million, an increase of EUR 669 million, or 3%, compared to EUR
19 220 million in 2024. The acquisition of Infinera contributed EUR 1 258 million to net sales and changes in foreign exchange rates had a negative impact on net sales of approximately 4%. Beyond these impacts, the net sales increase was driven by a strong performance in Network
Infrastructure, particularly in Optical Networks with strong demand trends among AI & Cloud customers.
The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	6 985	6 276	11%
Latin America	784	895	(12)%
North America	6 201	5 381	15%
APAC	4 639	4 549	2%
Greater China	913	1 134	(19)%
India	1 534	1 373	12%
Rest of APAC	2 192	2 042	7%
EMEA	8 265	8 395	(2)%
Europe(1)	6 165	6 362	(3)%
Middle East & Africa	2 100	2 033	3%
Total	19 889	19 220	3%
(1)All Nokia Technologies IPR and licensing net sales are allocated to Finland.
The following table sets forth distribution of net sales by customer type for the years indicated.

EURm	2025	2024	Change %
Telecom providers	15 313	15 085	2%
AI & Cloud and Mission Critical Enterprise & Defense	3 085	2 180	42%
Licensees	1 501	1 928	(22)%
Other(1)	(10)	27	(137)%
Total	19 889	19 220	3%
(1)In 2025, includes eliminations of inter-segment revenues, unallocated items and certain other items. In 2024, includes net sales of
Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-
segment revenues. RFS net sales also include revenue from telecom providers and AI & Cloud and Mission Critical Enterprise &
Defense.
Gross profit
Gross profit in 2025 was EUR 8 659 million, a decrease of EUR 205 million, or 2%, compared to EUR
8 864 million in 2024. The decrease in gross profit was primarily related to a reduction in the profit contribution from Nokia Technologies which benefited from more than EUR 400 million of one-time catch up net sales in 2024 and to lesser extent attributable to acquisition related charges of the
Infinera acquisition and a provision for a contractual claim. This was partly offset by the increase in gross profit related to the Infinera acquisition. Gross profit in 2025 also reflected relatively stable restructuring and associated charges, which amounted to EUR 148 million in 2025, compared to
EUR 155 million in 2024. Gross margin in 2025 was 43.5%, compared to 46.1% in 2024 due to these same factors.
Operating expenses
Research and development expenses in 2025 were EUR 4 855 million, an increase of
EUR 343 million, or 8%, compared to EUR 4 512 million in 2024. Research and development expenses represented 24.4% of the net sales in 2025 compared to 23.5% in 2024. The increase in research and development expenses was primarily related to the acquisition of Infinera and higher investment in Network Infrastructure which offset cost savings elsewhere in the business. Research and development expenses in 2025 contained similar levels of restructuring and associated charges, which amounted to EUR 137 million in 2025, compared to EUR 135 million in 2024.
Selling, general and administrative expenses in 2025 were EUR 3 073 million, an increase of EUR
201 million compared to EUR 2 872 million in 2024. Selling, general and administrative expenses represented 15.5% of the net sales in 2025 compared to 14.9% in 2024. The increase in selling, general and administrative expenses was driven by higher costs associated with the acquisition of
Infinera. This was somewhat offset by ongoing cost savings actions. 2025 included restructuring and associated charges of EUR 191 million, compared to EUR 145 million in 2024. In 2025, selling, general and administrative expenses included amortization and depreciation of acquired intangible assets and property, plant and equipment of EUR 358 million, compared to EUR 294 million in 2024.
Other operating income and expenses in 2025 were a net income of EUR 154 million, a decrease of
EUR 336 million, compared to a net income of EUR 490 million in 2024. The decrease in other operating income and expenses was primarily driven by the absence of a gain on sale of TD Tech and a gain on sale of the Device Management and Service Management Platform businesses of EUR 191 million and EUR 68 million, respectively, that benefited 2024. In addition, the reversals of expected credit losses on trade receivables reduced by EUR 77 million and gains on sale of property, plant and equipment decreased by EUR 73 million, compared to 2024. The decrease in other operating income and expenses was partially offset by the impact of hedging which was positive EUR 81 million in
2025, compared to a positive impact of EUR 23 million in 2024.

69	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Operating profit
Operating profit in 2025 was EUR 885 million, a decrease of EUR 1 085 million, compared to an operating profit of EUR 1 970 million in 2024. The decrease in operating profit was due to lower gross profit as described above, and the net negative fluctuation in other operating income and expenses, in addition to which research and development expenses and selling, general and administrative expenses were higher related to the Infinera acquisition. Operating margin in 2025 was 4.4%, compared to 10.2% in 2024.
Financial income and expenses
Financial income and expenses were a net income of EUR 11 million in 2025, a negative fluctuation of EUR 103 million, compared to a net income of EUR 114 million in 2024. The net negative fluctuation in financial income and expenses mainly resulted from decrease in interest income on financial investments of EUR 135 million and net negative fluctuation in the results of venture fund investments of EUR 95 million partly offset by decrease in interest expense on interest-bearing liabilities of EUR 68 million.
Profit before tax
Profit before tax in 2025 was EUR 915 million, a decrease of EUR 1 176 million, compared to
EUR 2 091 million in 2024.
Income tax
Income taxes were a net expense of EUR 277 million in 2025, a net positive fluctuation of EUR 103 million compared to a net expense of EUR 380 million in 2024. The positive fluctuation in net income taxes was primarily attributable to decrease in the profit before tax year-over-year, and to lesser extent to the change in geographical sales and profit mix. For more details on these items, please refer to Note 2.5. Income taxes in the consolidated financial statements.
Profit from continuing operations
Profit from continuing operations in 2025 was EUR 638 million, a decrease of EUR 1 073 million, compared to a profit of EUR 1 711 million in 2024. The change was due to the lower operating profit and the net negative fluctuation in financial income and expenses, partially offset by the lower income tax expenses.
EPS from continuing operations in 2025 was EUR 0.12 (basic) and EUR 0.11 (diluted) compared to
EUR 0.31 (basic) and EUR 0.31 (diluted) in 2024.
Profit/loss from discontinued operations
Profit from discontinued operations in 2025 was EUR 22 million, a change of EUR 449 million, compared to a loss of EUR 427 million in 2024. For discussion of results on discontinued
operations, refer to Discontinued operations section below.
Profit for the year
Profit for the year in 2025 was EUR 660 million, a decrease of EUR 624 million, compared to a profit of EUR 1 284 million in 2024. The change in profit for the year was primarily due to the lower profit from continuing operations.
EPS in 2025 was EUR 0.12 (basic) and EUR 0.12 (diluted) compared to EUR 0.23 (basic) and EUR 0.23
(diluted) in 2024.
Order backlog
At 31 December 2025, the order backlog amounted to EUR 19.5 billion compared to EUR 20.0 billion at 31 December 2024. The slight decline in order backlog year-on-year primarily related to changes in foreign exchange rates as a significant portion of Nokia’s orders are in US Dollars. Nokia
Technologies backlog declined due to its normal contract cycle as Nokia recognises revenue over time from multi-year contracts. Backlog increased in Network Infrastructure and Mobile Networks and decreased in Cloud and Network Services.
Management has estimated that the order backlog will be recognized as revenue as follows:

	2025	2024
Within 1 year	57%	53%
2-3 years	28%	27%
More than 3 years	15%	20%
Total	100%	100%

70	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Cost savings program
On 19 October 2023, Nokia announced actions being taken across segments to address the challenging market environment that the company faced. The company will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership. Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. This represents a 10-15% reduction in personnel expenses.
The program is expected to lead to a 72 000–77 000 employee organization compared to the
86 000 employees Nokia had when the program was announced. The headcount figures represent the originally planned headcount targets and do not take into consideration the completed divestment of Submarine Networks or planned divestments or acquisitions.
Actual headcount at 31 December 2024 was 75 600. The plan does not reflect the additional headcount coming from the acquisition of Infinera which was completed in Q1 2025. The headcount at 31 December 2025 would have been 74 100 had Nokia not acquired Infinera.
The program is expected to deliver savings on a net basis but the magnitude will depend on inflation. The cost savings are expected to primarily be achieved in Mobile Networks, Cloud and
Network Services and Nokia’s corporate functions. One-time restructuring charges and cash outflows of the program are expected to be similar to the annual cost savings achieved.
The current plan envisages achieving gross cost savings of EUR 1 200 million within the 2024–2026 program although this remains subject to change depending on the evolution of end market demand. This includes the expected gross cost savings along with the associated restructuring charges and cash outflows for the program. Nokia expects approximately 70% of the savings to be achieved within operating expenses and 30% within cost of sales. By segments, approximately
50-60% of the savings are expected to be achieved within Mobile Networks, 30% within Cloud and
Network Services and the remaining 10-20% between Network Infrastructure and corporate center.
Discontinued operations
For the year ended 31 December 2025 compared to the year ended 31 December 2024
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

	2025		2024
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	—	100.0%	1 059	100.0%	(100)%
Expenses	—	0.0%	(989)	(93.4)%	(100)%
Operating profit	—	0.0%	70	6.6%	(100)%
Financial income and expenses	—	0.0%	(7)	(0.7)%	(100)%
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	0.0%	(514)	(48.5)%	(100)%
Gain on sale	22	0.0%	29	2.7%	(24)%
Profit/(loss) from discontinued operations before tax	22	0.0%	(422)	(39.8)%	(105)%
Income tax expense	—	0.0%	(5)	(0.5)%	(100)%
Profit/(loss) from discontinued operations⁽¹⁾	22	0.0%	(427)	(40.3)%	(105)%
(1)Profit/loss from discontinued operations is attributable to the equity holders of the parent in its entirety.
Considering Nokia had completed the sale of ASN by the end of 2024, Nokia had no functioning discontinued operations during 2025. The only impact to Nokia’s financial performance in 2025 from discontinued operations was a EUR 22 million gain on sale which relates to positive post-
closing purchase price adjustments and an earn-out mechanism related to ASN’s financial performance during 2025 exceeding the targets.

71	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Results of segments
During 2025, Nokia had four operating and reportable segments for financial reporting purposes:
(1) Network Infrastructure, (2) Cloud and Network Services, (3) Mobile Networks and (4) Nokia
Technologies. Nokia also presents segment-level information for Group Common and Other. The amounts presented in this “Results of segments” section for each reportable segment and Group
Common and Other represent the amounts reported to the management for the purpose of assessing performance and making decisions about resource allocation. Certain costs and revenue adjustments are not allocated to the segments for this purpose. For more information on Nokia’s operational and reporting structure as well as the reconciliation of reportable segment measures to those of the Nokia Group, refer to Note 2.2. Segment information, in the consolidated financial statements.
Network Infrastructure
For the year ended 31 December 2025 compared to the year ended 31 December 2024
The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales(1)	7 986	100.0%	6 518	100.0%	23%
Cost of sales	(4 700)	(58.9)%	(3 781)	(58.0)%	24%
Gross profit	3 286	41.1%	2 737	42.0%	20%
Research and development expenses	(1 536)	(19.2)%	(1 207)	(18.5)%	27%
Selling, general and administrative expenses	(985)	(12.3)%	(815)	(12.5)%	21%
Other operating income and expenses	15	0.2%	46	0.7%	(67)%
Operating profit	780	9.8%	761	11.7%	2%
(1)In 2025, net sales include Optical Networks net sales of EUR 3 019 million, IP Networks net sales of EUR 2 594 million and Fixed
Networks net sales of EUR 2 373 million. In 2024, net sales include Optical Networks net sales of EUR 1 636 million, IP Networks net sales of EUR 2 583 million and Fixed Networks net sales of EUR 2 299 million.
Net sales
Network Infrastructure net sales in 2025 were EUR 7 986 million, an increase of EUR 1 468 million, or 23%, compared to EUR 6 518 million in 2024. The acquisition of Infinera at the end of February contributed EUR 1 273 million in net sales growth. Nokia saw growth on an organic basis in all three of the units within Network Infrastructure while foreign exchange rate fluctuations had an approximately 4% negative impact on net sales for Network Infrastructure.
Optical Networks net sales were EUR 3 019 million in 2025, an increase of EUR 1 383 million, or
85%, compared to EUR 1 636 million in 2024. The acquisition of Infinera at the end of February contributed EUR 1 273 million in net sales growth. Foreign exchange rate fluctuations had an approximately 5% negative impact on net sales. Demand increased from AI & Cloud and Mission
Critical Enterprise & Defense customers while demand from telecom providers remained largely stable.
IP Networks net sales were EUR 2 594 million in 2025, an increase of EUR 11 million compared to
EUR 2 583 million in 2024. Foreign exchange rate fluctuations had an approximately 5% negative impact on net sales. Net sales in IP Networks increased in 2025, as growth in sales to AI & Cloud and
Mission Critical Enterprise & Defense offset a slight decline in sales to telecom providers.
Fixed Networks net sales were EUR 2 373 million in 2025, an increase of EUR 74 million, or 3%, compared to EUR 2 299 million in 2024. Foreign exchange rate fluctuations had an approximately
4% negative impact on net sales. The increase in Fixed Networks net sales reflected growth in the fiber product families and fixed wireless access, offsetting some declines in product areas that are being deprioritized such as Site Implementation and Outside Plant.
The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	3 688	2 726	35%
APAC	1 648	1 426	16%
EMEA	2 650	2 366	12%
Total	7 986	6 518	23%
Gross profit
Network Infrastructure gross profit in 2025 was EUR 3 286 million, an increase of EUR 549 million, or 20%, compared to EUR 2 737 million in 2024. Network Infrastructure gross margin in 2025 was
41.1%, compared to 42.0% in 2024. Gross profit increased primarily related to the acquisition of
Infinera. Gross margin declined, reflecting changes in product mix in the year.
Operating expenses
Network Infrastructure research and development expenses were EUR 1 536 million in 2025, an increase of EUR 329 million, or 27% compared to EUR 1 207 million in 2024. The increase in research and development expenses reflected the acquisition of Infinera and investments in future growth opportunities.
Network Infrastructure selling, general and administrative expenses were EUR 985 million in 2025, an increase of EUR 170 million, or 21%, compared to EUR 815 million in 2024. The increase in selling, general and administrative expenses largely reflected the acquisition of Infinera and investments in sales resources for future growth opportunities.
Network Infrastructure other operating income and expenses was an income of EUR 15 million in
2025, a change of EUR 31 million compared to an income of EUR 46 million in 2024. The change in other operating income and expenses was mainly due to lower proceeds from the sale of digital assets. The other operating income was primarily related to hedging.
Operating profit
Network Infrastructure operating profit was EUR 780 million in 2025, an increase of EUR 19 million, or 2%, compared to EUR 761 million in 2024. Network Infrastructure operating margin in 2025 was
9.8%, compared to 11.7% in 2024.

72	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Cloud and Network Services
For the year ended 31 December 2025 compared to the year ended 31 December 2024
The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024⁽¹⁾
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	2 606	100.0%	2 589	100.0%	1%
Cost of sales	(1 307)	(50.2)%	(1 432)	(55.3)%	(9)%
Gross profit	1 299	49.8%	1 157	44.7%	12%
Research and development expenses	(567)	(21.8)%	(550)	(21.3)%	3%
Selling, general and administrative expenses	(421)	(16.2)%	(444)	(17.2)%	(5)%
Other operating income and expenses	27	1.0%	43	1.7%	(37)%
Operating profit	338	13.0%	206	8.0%	64%
(1)In 2025, Nokia moved Managed Services business from Cloud and Network Services to Mobile Networks. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 2.2. Segment information in the consolidated financial statements.
Net sales
Cloud and Network Services net sales in 2025 were EUR 2 606 million, an increase of EUR 17 million, or 1%, compared to EUR 2 589 million in 2024. Foreign exchange rate fluctuations had an approximately 5% negative impact on net sales. Enterprise Campus Edge and Core Networks grew, but this was partially offset by the impact of the disposal of the Device Management and Service
Management Platform businesses during 2024.
The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	1 120	1 153	(3)%
APAC	529	517	2%
EMEA	957	919	4%
Total	2 606	2 589	1%
Gross profit
Cloud and Network Services gross profit in 2025 was EUR 1 299 million, an increase of
EUR 142 million, or 12%, compared to EUR 1 157 million in 2024. Cloud and Network Services gross margin in 2025 was 49.8%, compared to 44.7% in 2024. Gross profit increased mainly as a result of higher gross margin reflecting favorable product mix.
Operating expenses
Cloud and Network Services research and development expenses were EUR 567 million in 2025, an increase of EUR 17 million or 3%, compared to EUR 550 million in 2024. The increase in research and development expenses largely reflected increased investments in Core Networks.
Cloud and Network Services selling, general and administrative expenses were EUR 421 million in
2025, a decrease of EUR 23 million, or 5%, compared to EUR 444 million in 2024. The decrease in selling, general and administrative expenses largely reflected continued discipline on cost control.
Cloud and Network Services other operating income and expenses was an income of EUR 27 million in 2025, a change of EUR 16 million compared to an income of EUR 43 million in 2024.
Operating profit
Cloud and Network Services operating profit was EUR 338 million in 2025, an increase of
EUR 132 million, compared to EUR 206 million in 2024. Cloud and Network Services operating margin in 2025 was 13.0% compared to 8.0% in 2024.

73	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Mobile Networks
For the year ended 31 December 2025 compared to the year ended 31 December 2024
The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024⁽¹⁾
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	7 806	100.0%	8 158	100.0%	(4)%
Cost of sales	(4 914)	(63.0)%	(4 939)	(60.5)%	(1)%
Gross profit	2 892	37.0%	3 219	39.5%	(10)%
Research and development expenses	(2 076)	(26.6)%	(2 160)	(26.5)%	(4)%
Selling, general and administrative expenses	(687)	(8.8)%	(756)	(9.3)%	(9)%
Other operating income and expenses	91	1.2%	149	1.8%	(39)%
Operating profit	220	2.8%	452	5.5%	(51)%
(1)In 2025, Nokia moved Managed Services business from Cloud and Network Services to Mobile Networks. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 2.2. Segment information in the consolidated financial statements.
Net sales
Mobile Networks net sales in 2025 were EUR 7 806 million, a decrease of EUR 352 million, or 4%, compared to EUR 8 158 million in 2024. Foreign exchange rate fluctuations had an approximately
4% negative impact on net sales. Net sales declined in the America’s region and APAC. Sales in
APAC declined in Greater China, partially offset by increase in the rest of APAC. Sales in EMEA were stable.
The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	2 182	2 396	(9)%
APAC	2 464	2 593	(5)%
EMEA	3 160	3 169	0%
Total	7 806	8 158	(4)%
Gross profit
Mobile Networks gross profit in 2025 was EUR 2 892 million, a decrease of EUR 327 million, or 10%, compared to EUR 3 219 million in 2024. Mobile Networks gross margin in 2025 was 37.0%, compared to 39.5% in 2024. The decrease in gross profit and gross margin was mainly driven by two one-time factors. In 2024, Nokia benefited from EUR 150 million of accelerated revenue recognition related to the AT&T settlement. In 2025, Nokia had a one-time contract settlement related to a project that started in 2019 which had a net negative effect of EUR 120 million on gross profit.
Operating expenses
Mobile Networks research and development expenses were EUR 2 076 million in 2025, a decrease of EUR 84 million, or 4% compared to EUR 2 160 million in 2024. The lower research and development expenses mainly reflected underlying cost reductions and foreign exchange rate fluctuations.
Mobile Networks selling, general and administrative expenses were EUR 687 million in 2025, a decrease of EUR 69 million, or 9%, compared to EUR 756 million in 2024. The decrease in selling, general and administrative expenses mainly reflected underlying cost reductions and foreign exchange rate fluctuations.
Mobile Networks other operating income and expenses was an income of EUR 91 million in 2025, a decline of EUR 58 million compared to an income of EUR 149 million in 2024. The change in other operating income and expenses was primarily due to lower proceeds from the sale of digital assets.
Operating profit
Mobile Networks operating profit was EUR 220 million in 2025, a decrease of EUR 232 million, compared to EUR 452 million in 2024. Mobile Networks operating margin was 2.8% in 2025 compared to 5.5% in 2024.

74	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Nokia Technologies
For the year ended 31 December 2025 compared to the year ended 31 December 2024
The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	1 501	100.0%	1 928	100.0%	(22)%
Cost of sales	—	0.0%	(2)	(0.1)%	(100)%
Gross profit	1 501	100.0%	1 926	99.9%	(22)%
Research and development expenses	(309)	(20.6)%	(250)	(13.0)%	24%
Selling, general and administrative expenses	(149)	(9.9)%	(163)	(8.5)%	(9)%
Other operating income and expenses	16	1.1%	1	0.1%	1 500%
Operating profit	1 059	70.6%	1 514	78.5%	(30)%
Net sales
Nokia Technologies net sales in 2025 were EUR 1 501 million, a decrease of EUR 427 million, or
22%, compared to EUR 1 928 million in 2024. Foreign exchange rate fluctuations had an approximately 1% negative impact on net sales. The decline in Nokia Technologies net sales was primarily due to more than EUR 400 million catch-up net sales recognized in 2024, partially offset by new multimedia deals signed in 2025. Nokia Technologies continued to make good progress in expanding in areas such as automotive, consumer electronics, IoT and multimedia.
Gross profit
Nokia Technologies gross profit in 2025 was EUR 1 501 million, a decrease of EUR 425 million, or
22%, compared to EUR 1 926 million in 2024. The lower gross profit was due to lower net sales.
Operating expenses
Nokia Technologies research and development expenses in 2025 were EUR 309 million, an increase of EUR 59 million, or 24%, compared to EUR 250 million in 2024. The increase in research and development expenses was primarily due to higher investments to drive the creation of intellectual property and an approximately EUR 20 million impairment charge to previously acquired assets.
Nokia Technologies selling, general and administrative expenses in 2025 were EUR 149 million, a decrease of EUR 14 million, or 9%, compared to EUR 163 million in 2024. The decrease in selling, general and administrative expenses was primarily due to lower litigation costs.
Nokia Technologies other operating income and expenses in 2025 was an income of EUR 16 million, a change of EUR 15 million compared to an income of EUR 1 million in 2024. The change in other operating income and expenses was primarily related to currency hedging.
Operating profit
Nokia Technologies operating profit in 2025 was EUR 1 059 million, a decrease of EUR 455 million, or 30%, compared to an operating profit of EUR 1 514 million in 2024. Nokia Technologies operating margin in 2025 was 70.6% compared to 78.5% in 2024.

75	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Group Common and Other
For the year ended 31 December 2025 compared to the year ended 31 December 2024
The following table sets forth the operating results for Group Common and Other, and the percentage of net sales for the years indicated.

	2025		2024
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	17	100.0%	34	100.0%	(50)%
Cost of sales	(21)	(123.5)%	(29)	(85.3)%	(28)%
Gross profit	(4)	(23.5)%	5	14.7%	(180)%
Research and development expenses	(126)	(741.2)%	(131)	(385.3)%	(4)%
Selling, general and administrative expenses(1)	(243)	(1 429.4)%	(227)	(667.6)%	7%
Other operating income and expenses(1)	—	0.0%	4	11.8%	(100)%
Operating loss(1)	(373)	(2 194.1)%	(349)	(1 026.5)%	7%
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.
Net sales
Group Common and Other net sales in 2025 were EUR 17 million, a decrease of EUR 17 million, or
50%, compared to EUR 34 million in 2024. The decrease in Group Common and Other net sales was related to Radio Frequency Systems, which was substantially divested in 2024.
Gross profit
Group Common and Other gross profit in 2025 was negative EUR 4 million, compared to positive
EUR 5 million in 2024.
Operating expenses
Group Common and Other research and development expenses in 2025 were EUR 126 million, a decrease of EUR 5 million, or 4%, compared to EUR 131 million in 2024.
Group Common and Other selling, general and administrative expenses in 2025 were EUR 243 million, an increase of EUR 16 million, or 7%, compared to EUR 227 million in 2024.
Group Common and Other other operating income and expenses in 2025 were zero, a net negative fluctuation of EUR 4 million compared to an income of EUR 4 million in 2024.
Operating loss
Group Common and Other operating loss in 2025 was EUR 373 million, an increase of EUR 24 million, compared to an operating loss of EUR 349 million in 2024.

76	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Liquidity and capital resources
Financial position
Cash and cash equivalents
At 31 December 2025, Nokia’s cash and cash equivalents equaled EUR 5 462 million, a decrease of
EUR 1 161 million compared to EUR 6 623 million as of 31 December 2024. The decrease was primarily attributable to acquisition of businesses of EUR 1 730 million, dividends of EUR 759 million, net cash outflow related to long-term borrowings of EUR 724 million, share repurchases of
EUR 624 million, capital expenditure of EUR 606 million, purchase of unowned share of Nokia
Shanghai Bell of EUR 501 million, partially offset by net cash inflow from operating activities of EUR
2 071 million, proceeds from issuance of shares to NVIDIA of EUR 859 million and net cash inflow related to interest-bearing financial investments of EUR 765 million.
Total cash and interest-bearing financial investments(1)
At 31 December 2025, Nokia’s total cash and interest-bearing financial investments(1) equaled
EUR 6 791 million, a decrease of EUR 1 950 million, compared to EUR 8 741 million as of 31
December 2024. Decrease was attributable to the decrease in cash and cash equivalents of EUR
1 161 million, current interest-bearing financial investments of EUR 700 million and non-current interest-bearing financial investments of EUR 89 million.
Net cash and interest-bearing financial investments(1)
At 31 December 2025, Nokia’s net cash and interest-bearing financial investments(1) equaled
EUR 3 378 million, a decrease of EUR 1 476 million, compared to EUR 4 854 million as of 31
December 2024. Decrease was attributable to the decrease in cash and cash equivalents of EUR
1 161 million, current interest-bearing financial investments of EUR 700 million, non-current interest-bearing financial investments of EUR 89 million and an increase in short-term interest-
bearing liabilities of EUR 115 million, partially offset by a decrease in long-term interest-bearing liabilities of EUR 589 million.
(1)Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.
Cash flow
Operating activities
The cash inflow from operating activities in 2025 was EUR 2 071 million, a decrease of
EUR 422 million compared to a cash inflow of EUR 2 493 million in 2024. The decrease was primarily attributed to a decrease of EUR 716 million in net profit, adjusted for non-cash items, which equaled EUR 2 725 million compared to EUR 3 441 million in 2024, which was offset by a decrease in cash tied-up to net working capital of EUR 209 million, compared to EUR 569 million cash tied-up in 2024. The primary drivers for the decrease in cash tied-up to net working capital were related to a decrease in liabilities of EUR 333 million compared to a decrease of EUR 609 million in 2024 and an increase in receivables of EUR 25 million compared to an increase in receivables of EUR 364 million in 2024. This was partly offset by a decrease in inventories of EUR 149 million compared to a decrease of EUR 404 million in 2024. The increase in receivables during 2025 was primarily driven by account receivables. The decrease in liabilities during 2025 was primarily due to restructuring and associated cash outflows and a decrease in trade payables.
In 2025, the cash inflow from operating activities included paid taxes of EUR 396 million, an increase of EUR 54 million compared to EUR 342 million in 2024, interest received of
EUR 163 million compared to EUR 226 million in 2024 and interest paid of EUR 212 million compared to EUR 263 million in 2024.
Investing activities
The cash outflow from investing activities was EUR 1 396 million in 2025, compared to a
EUR 117 million cash outflow in 2024. Cash outflows from investing activities was primarily driven by acquisition of businesses of EUR 1 730 million compared to EUR 37 million in 2024, capital expenditure of EUR 606 million compared to EUR 472 million in 2024 and purchase of shares in associated companies of EUR 50 million. These were partially offset by net cash inflow of EUR 765 million of interest-bearing financial investments compared to net cash inflows of EUR 214 million in
2024 and net cash inflow from other financial assets of EUR 69 million compared to EUR 210 million in 2024.
Major items of capital expenditure in 2025 included investments in R&D and test equipment, lab and factory infrastructure, strategic patent portfolios and repairs or improvements of sites.
Financing activities
In 2025, the cash outflow from financing activities was EUR 1 610 million, compared to a
EUR 2 003 million cash outflow in 2024. The cash outflows was driven by repayments of long-term borrowings of EUR 875 million compared to EUR 462 million in 2024, dividend payments of EUR 759 million, compared to EUR 723 million in 2024, share repurchases of EUR 624 million compared to
EUR 680 million in 2024, purchase of unowned share of Nokia Shanghai Bell of EUR 501 million and payments of the principal portion of lease liabilities of EUR 221 million, compared to EUR 233 million in 2024. These were partially offset by proceeds from issuance of shares to NVIDIA of EUR
859 million and proceeds from long-term borrowings of EUR 151 million, compared to EUR 101 million in 2024.

77	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Financial assets and debt
At 31 December 2025, Nokia’s net cash and interest-bearing financial investments(1) equaled
EUR 3 378 million consisting of EUR 6 791 million in total cash and interest-bearing financial investments(1), and EUR 3 413 million of long-term and short-term interest-bearing liabilities.
Nokia holds total cash and interest-bearing financial investments(1) predominantly in euro.
Interest-bearing financial investments mainly include high-quality money market and fixed income instruments with strict maturity limits and diversified counterparty risk limits. Nokia also has EUR
2 000 million revolving credit facilities available for liquidity purposes. The facilities have no financial covenants and remain undrawn.
At 31 December 2025, Nokia’s interest-bearing liabilities consisted of the following liabilities:

Instrument	Currency	Final maturity	Nominal (million)
2.00% Senior Notes	EUR	3/2026	630
4.375% Senior Notes	USD	6/2027	500
6.50% Senior Notes	USD	1/2028	74
3.125% Senior Notes	EUR	5/2028	500
6.45% Senior Notes	USD	3/2029	206
4.375% Sustainability-linked Senior Notes	EUR	8/2031	500
NIB R&D loan	EUR	10/2032	250
6.625% Senior Notes	USD	5/2039	500
Other borrowings	EUR		466
The EUR notes maturing in 2026, 2028 and 2031, as well as the USD notes maturing in 2027 and
2039, are issued by Nokia Corporation, while the USD notes maturing in 2028 and 2029 are issued by Lucent Technologies Inc., a predecessor to Nokia of America Corporation (Nokia’s wholly-owned subsidiary, formerly known as Alcatel-Lucent USA Inc.). The loan from the Nordic Investment Bank
(NIB) is drawn by Nokia Corporation. For more information on the interest-bearing liabilities, refer to Note 5.2. Financial assets and liabilities in the consolidated financial statements.
In March 2025, Nokia established a new EUR 500 million revolving credit facility maturing in March
2027. This facility has a one-year extension option, its pricing is linked to Nokia’s credit ratings, it has no financial covenants and the facility remains undrawn as of 31 December 2025.(2)
In June 2025, Nokia refinanced its undrawn EUR 1 412 million revolving credit facility maturing in
June 2026 with a new facility in size of EUR 1 500 million maturing in June 2030. The new facility has two one-year extension options, its pricing is linked to Nokia’s key sustainability targets in addition to credit ratings, it has no financial covenants and the facility remains undrawn as of 31
December 2025.
In December 2025, Nokia signed a loan facility agreement of EUR 435 million for financing research and development with the European Investment Bank (EIB). The availability period of the loan facility ends in December 2027. The loan facility was not disbursed as of 31 December 2025 and will have an average maturity of approximately seven years after disbursement.
Nokia considers that with EUR 6 791 million of total cash and interest-bearing financial investments(1) and with its undrawn revolving credit facilities, it has sufficient funds to satisfy its future working capital needs, capital expenditure, R&D investments, structured finance, venture fund commitments, acquisitions and debt service requirements, at least through 2026. Nokia further considers that with its current credit ratings of BBB- (stable) by Fitch, Ba1 (positive) by
Moody’s, and BBB- (stable) by S&P Global, it has access to the capital markets should any funding needs arise in 2026.
Nokia aims to maintain investment grade credit ratings.
Off-balance sheet arrangements
There are no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Nokia’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for the purchase obligations and lease commitments, as well as guarantees and financing commitments disclosed in Note 6.1. Commitments, contingencies and legal proceedings, and in Note 5.4.
Financial risk management, of the consolidated financial statements.
(1)Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to “Alternative performance measures” section.
(2)On 3 March 2026, Nokia voluntarily canceled the EUR 500 million revolving credit facility with the effective date of 6 March 2026.

78	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
•Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Venture fund investments and commitments
Nokia makes financing commitments to a number of unlisted venture funds that make technology-
related investments. The majority of the investments are managed by NGP Capital, a global venture capital firm backing exceptional entrepreneurs focused on Deeptech opportunities in data infrastructure, AI, semiconductors and space. In 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, it no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments.
This also led to a change in the presentation of the results of venture fund investments from operating activities to financial income.
As of 31 December 2025, the fair value of the venture fund investments and similar investments equaled EUR 857 million, compared to EUR 865 million as of 31 December 2024. For more information on the fair value of the venture fund investments, refer to Note 5.2. Financial assets and liabilities in the consolidated financial statements.
As of 31 December 2025, Nokia’s investment commitments equaled EUR 221 million, compared to
EUR 306 million as of 31 December 2024. As a limited partner in venture funds, Nokia is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities. For more information on venture fund commitments, refer to Note 6.1. Commitments, contingencies and legal proceedings in the consolidated financial statements.
Treasury Policy
Treasury activities are governed by the Nokia Treasury Policy approved by the President and CEO and supplemented by operating procedures approved by the Chief Financial Officer, covering specific areas such as foreign exchange risk, interest rate risk, credit risk and liquidity risk. The objective of treasury’s liquidity and capital structure management activities is to ensure that Nokia has sufficient liquidity to go through unfavorable periods without being severely constrained by the availability of funds to execute Nokia’s business plans and implement Nokia’s long-term business strategy. Nokia is risk-averse in its treasury activities.
Foreign exchange impact
Nokia is a company with global operations and net sales derived from various countries, invoiced in various currencies. Therefore, Nokia’s business and results from operations are exposed to changes in exchange rates between the euro, Nokia’s reporting currency, and other currencies, such as the US dollar. The magnitude of foreign exchange exposures changes over time as a function of Nokia’s net sales and costs in different markets, as well as the prevalent currencies used for transactions in those markets. Significant changes in exchange rates may also impact
Nokia’s competitive position and related price pressures through their impact on its competitors.
To mitigate the impact of changes in exchange rates on its results, Nokia hedges material net foreign exchange exposures (net sales less costs in a currency) typically with a hedging horizon of approximately 12 months. For the majority of these hedges, hedge accounting is applied to reduce income statement volatility.
In 2025, Group net sales were mostly denominated in US dollars, euros and Indian rupee and total costs mostly in US dollars, euros, Indian rupee and Chinese yuan.
The average currency mix for Group net sales and total costs:

	2025		2024
Currency	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~30%
USD	~55%	~50%	~55%	~45%
CNY	~0%	~5%	~5%	~5%
INR	~5%	~5%	~0%	~5%
Other	~15%	~15%	~15%	~15%
Total	~100%	~100%	~100%	~100%
For the full year 2025 compared to the previous year, the US dollar was weaker against the euro.
The weaker US dollar in 2025 on a year-on-year basis had a significantly negative impact on Nokia’s net sales reported in euros. However, the weaker US dollar also contributed to lower costs of sales and slightly lower operating expenses on a year-on-year basis. In total, before hedging, the weaker
US dollar on a year-on-year basis had a negative effect on Nokia’s operating profit in 2025.
For a discussion of the instruments used by Nokia in connection with its hedging activities, refer to
Note 5.4. Financial risk management in the consolidated financial statements. Refer also to the
“Risk factors” section.

79	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
•Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Business
integrity
Management of business conduct
Culture of integrity
Nokia is consistently recognized as one of the World’s Most
Ethical Companies® by Ethisphere. Nokia upholds high ethical standards through its Code of Conduct, training, processes, and controls. The company promotes integrity and encourages
employees to voice concerns without fear of retaliation. Every employee in the company is responsible for adhering to our
Code of Conduct and is held accountable for violations.
The Code of Conduct includes a section that outlines leader and manager expectations for cultivating Nokia’s culture of integrity within their respective organizations. Many resources are available to educate managers about these responsibilities and to facilitate discussions with team members about compliance risks. Nokia
measures the level of manager engagement via an annual survey.
Nokia’s corporate culture of integrity is supported by its
comprehensive compliance training program, including its annual mandatory “Ethical Business Training” course. The topics within the mandatory training program are rotated every year to raise awareness on high-risk areas, emerging risks, and key focus areas.
Nokia’s culture of integrity helps to prevent unlawful or unethical behavior and reduces risks related to anti-corruption, competition, bribery, fraud, money laundering, privacy and data protection, human rights and other high-risk areas. Training and awareness initiatives make it clear that Nokia expects employees to follow laws and policies, and they will be subject to discipline, up to and including termination of employment, for unlawful or unethical behavior.
Compliance Program governance
Nokia’s compliance program is supported by its Ethics and
Regulatory Compliance team, comprised of approximately 100
experienced compliance professionals, which is led by the Chief
Compliance Officer, who reports to the Chief Legal and
Administrative Officer. The team includes several distinct
functions, including regional and business-specific compliance leaders, a risk assessment function and a global team of
dedicated investigators, who are independent from Nokia’s
business segments to ensure utmost objectivity, discreteness and confidentiality and are responsible for compliance concerns that are reported to Nokia.
The organization also includes an Anti-Corruption Center of
Excellence that is responsible for conducting due diligence of commercial third parties, customers, and high risk suppliers and oversees the due diligence of high-risk transactions. It is also responsible for Nokia’s global Anti-Corruption Program, which includes policies and processes, controls, and training.
The Chief Compliance Officer has direct access to the Audit
Committee of the Board, which provides oversight of Nokia’s
Compliance Program. The Chief Compliance Officer meets at
least quarterly with the Audit Committee and as needed based on specific matters. The Chief Compliance Officer also meets at least annually with the full Board of Directors.
Nokia has robust policies and processes to avoid unlawful
behavior and unethical acts by its employees or by third parties with which Nokia does business. With respect to anti-corruption and bribery, the key risk is that a rogue employee or a third party with which Nokia does business (primarily high-risk suppliers or commercial third parties) engages in behavior that violates
Nokia’s anti-corruption policies and/or applicable laws or fails to comply with or circumvents one of Nokia’s anti-corruption
processes or control points. Potential violations of anti-
corruption laws may result in investigations; and if a violation is substantiated, the results may include reputational damage, fines and forfeiture awards, and potential criminal action against individuals involved, as well as against those who should have been aware that a violation was occurring. Nokia strives to stay abreast of geopolitical changes, business models and strategies that may increase the risk of corruption, such as planned
expansion in a high-risk market or segment. As these are
identified, the Ethics & Regulatory Compliance organization works closely with the business to develop risk mitigants proactively to minimize residual risk. These efforts may include targeted and focused training, the implementation of additional control
points and processes, and increased review and monitoring.
Anti-corruption and bribery risks can exist in many aspects of our operations, including certain go-to-market sales models and in project delivery and execution. To effectively mitigate these risks, the Ethics and Regulatory Compliance organization has compliance professionals who partner closely with various parts of our business. Through this collaboration, the organization proactively manages these changing risks by continually
evolving the Anti-Corruption Compliance Framework and
Program. Business activity presents risk with respect to the possibility of third parties engaging in violations of anti-
corruption laws. The third parties with the highest risk include

80	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
•Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

certain high-risk suppliers (those dealing in customs, site
acquisition work, or other engagements with governmental
agencies) and commercial third parties (distributors, resellers and indirect resellers). To mitigate this risk, Nokia provides training to those third parties with the highest risk and requires annual compliance acknowledgments, as well as
acknowledgment of Nokia’s Third-Party Code of Conduct. These actions, as well as clear contractual provisions including
compliance with laws, are designed to ensure that third parties understand the expectations for compliant behavior. In
addition, suppliers and commercial third parties must
successfully complete a risk-based due diligence vetting
process. This vetting process often results in approval with risk mitigants, such as periodic review of transactions, additional contractual terms, or monitoring.
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
Employees and third parties that fail to behave ethically and lawfully are held accountable. A dedicated intranet page
provides an overview of company level policies and SOPs. The available policies are aligned with all business segments and corporate functions and are disseminated to employees in
several ways, including:
▪Training programs, both online and live; online training
typically includes quiz questions to test comprehension.
▪The central SOP/policy repository on the company intranet.
▪Quarterly global communications from the Chief Compliance
Officer and targeted communications from regional and
business compliance leaders.
▪Examples and real cases to highlight the importance of
compliance both for Nokia and the individual employee.
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
Controller. The purpose of the Code of Ethics is to reinforce ethical behavior, promote high standards of corporate
governance, and highlight the additional responsibilities of these functions. It complements Nokia’s Code of Conduct and Insider
Trading Policy, as well as other applicable company guidelines.
Nokia’s Third-Party Code of Conduct requires Nokia’s third-
party business partners to follow similar ethical practices to those included in Nokia’s Code of Conduct.
Nokia nurtures, promotes and evaluates its compliance culture using varied mediums. It uses multiple feedback channels,
discussions and training courses to drive continuous
improvement in Nokia’s Compliance Program. Nokia gauges
employee attitudes, perceptions, and experiences regarding the compliance culture using survey results and other collected
inputs. These results are shared with relevant business/regional teams, managed through mitigation plans, and integrated into the annual risk assessment and training and communications
planning for ongoing management of Nokia’s ethical culture.
Beyond a company-wide survey, Nokia also uses other means to gauge the effectiveness of our Compliance Program, including short pulse surveys on specific topics for more frequent
feedback on the overall climate in the company as it relates to
Nokia’s essentials: open, fearless, and empowered. As an
example, Nokia’s 2025 mandatory Ethical Business Training
course integrated anonymous questions related to fear of
retaliation, usage of Nokia’s Code of Conduct, reporting
concerns, specific policies, and line manager engagement. 75%
of respondents to the voluntary 2025 survey indicated that their manager discussed ethics and compliance with their team.
Below are some of the resources, platforms and methods that
Nokia uses to regularly reinforce its culture of doing business with integrity:
▪Nokia Code of Conduct
▪Manager internal posts and news articles
▪Social media posts from subject matter topical experts,
Nokia’s Chief Compliance Officer and other senior leaders
▪Internal news articles with topic-related links and resources
▪Awareness campaigns and resources (i.e. speaking up and
anti-retaliation)
▪Ombuds program, dedicated resources, and campaigns
▪Dedicated web pages for Compliance Program elements with
related resource documents and contacts
▪Quarterly newsletter
▪Podcasts, animations, videos, posters, brochures
▪Annual Integrity Day event: senior leader/Group Leadership
Team participation and web event, local events around the
world, global-level and local messaging, compliance awards,
compliance games
Reporting channels and investigations process
Nokia provides multiple channels to report compliance concerns:
Legal, Compliance and Sustainability, Ombuds leaders, People organization, a dedicated email, and an Ethics Helpline (EU
Whistleblower Directive compliant) with online and country-
specific options. Internal and external webpages also support concern reporting. The external reporting web page explains the reporting process and provides links and information about all the available reporting options. The Ethics Helpline allows for anonymous reporting and is open to employees and external
stakeholders.
Nokia’s Ombuds network is a critical element of Nokia’s
Compliance Program and is available to employees, in addition to the Nokia Ethics Helpline and/or consulting with the Legal,
Compliance and Sustainability team, the People organization, or managers. Ombuds leaders sit outside of the Legal, Compliance and Sustainability team, and People organization and serve as confidential, neutral, supplemental resources for employees to

81	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
•Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

raise compliance questions, concerns and requests for guidance.
They expand the reach of Nokia’s Compliance Program and
provide another means to report suspected policy and law
violations, as well as assist in preventing, detecting, and
addressing wrongdoing. At the end of 2025, Nokia had 215
Ombuds leaders around the world, and 80 percent of Nokia’s
employees worked in locations with an on-site Ombuds leader. It is important to note that the full Ombuds network is available to support all employees globally and is not restricted to
employees within their respective location and/or organization.
The Ethics and Regulatory Compliance Investigations Group is
primarily responsible for managing the intake of all compliance concerns in the company across multiple channels, as well as case assignment, investigation, closure, and follow-up with
respect to remediation and discipline. Nokia’s team of
dedicated investigators, which sits centrally within the Ethics and Regulatory Compliance function, is not attached to any
particular business segment or function and reports into the
Legal Compliance and Sustainability leadership. The investigator of any matter is fully independent of the chain of management of the alleged subject and the individual raising the concern.
In 2025, Nokia's Ethics and Regulatory Compliance
Investigations Group received a total of 884 reports, of which
346 were investigated by the Investigations Group as suspected violations of applicable law, policy, or Nokia’s Code of Conduct.
In 2025, the Investigations Group closed 313 investigations into alleged violations of Nokia’s Code of Conduct, of which 118
were substantiated with cause found after investigation. Nokia implemented corrective actions including 24 dismissals and 32 written warnings. Beyond individual discipline, detailed root cause analysis was conducted for substantiated cases, and
unsubstantiated cases as appropriate, to identify, implement and monitor remedial measures and improvements.
Nokia integrates its investigation process into its corporate culture by regularly communicating major findings and trends in a transparent fashion and raising awareness about the reporting process and the importance of speaking up. Regular read-outs about investigation statistics, key findings, and trends are provided to several internal groups, including regional/business segment compliance leaders, who include investigations
findings in the reporting for their respective jurisdictions and share this information with business leadership several times per year; Ombuds leaders, who share this type of information with employees in local awareness sessions; and senior
management, as well as the Board of Directors and external
auditors. Global trends and anonymized real cases are shared with all employees in Nokia’s internal quarterly company-wide
Ethics and Regulatory Compliance newsletter (“Integrity
Matters”). Additionally, annual investigation statistics by
category, as well as links to anonymized case examples are
provided externally. Each quarter, the Chief Compliance Officer updates the Audit Committee regarding significant allegations and outcomes of investigations and once per year reports this information to the Board and the Group Leadership Team.
Protecting against retaliation
Nokia has always positioned itself as a company committed to combating and avoiding all forms of retaliation and maintaining a culture in which its employees and partners feel comfortable raising concerns about suspected violations of Nokia’s Code of
Conduct and policies, or applicable laws or regulations. Nokia will not tolerate any adverse treatment of an employee or
partner (to the extent reasonably within Nokia’s control for a non-employee) who raises a concern in good faith or provides evidence in support of such a concern. Any employee who
retaliates or participates in retaliating against another employee for raising a compliance concern or for assisting in an
investigation will be subject to discipline, up to and including termination of employment.
In a clear, widely-disseminated and readily-accessible manner,
Nokia provides employees with many avenues to report
concerns, as well as resource documents and information on
external reporting channels. This includes region- and location-
specific external reporting options. Annual comprehensive
campaigns (consisting of various training initiatives, media and communications) remind and train employees on reporting
concerns, available resources, and Nokia’s anti-retaliation
policy. Managers are provided additional resources, including a toolkit and checklist, for handling concern reporting. A
dedicated internal web page on retaliation provides employees with valuable resource information and guidance, including
employee and manager anti-retaliation guides.
Training
The Ethics and Regulatory Compliance organization maintains a three-year strategic approach and roadmap for training. Nokia’s
Ethical Business Training course is updated every year and
required annually for all employees. It was one of the three mandatory, web-based training courses deployed in the
mandatory 2025 curriculum, with the other modules covering
information security and privacy awareness and safety and
security. The Ethical Business Training course included a review and acknowledgment of Nokia’s Code of Conduct and the
related 14 policy areas; a requirement to declare potential
conflicts of interest; and short reviews of key topics including competitive intelligence, purchasing policy and process, use of
AI tools, ESG, working with government officials, use of
corporate credit cards, and a reminder of managers’ compliance responsibilities. In 2025, 98% (target 95%) of Nokia’s
employees completed the Ethical Business Training module.
New employees are assigned a new-hire training curriculum that includes the current annual mandatory training curriculum.
In 2025, Nokia also provided training (online and in-person) and communications on emerging risks along with important
reminders about roles and responsibilities. Examples include:

1.Just-in-time training videos to provide information at the time most needed, triggered by specific employee requests or actions
(e.g., employees who are involved in indirect sales transactions receive a three-minute video on the required due diligence
process).

2.Risk-specific training and communications on privacy, anti- corruption, competition law, site permitting, human rights due diligence, and Nokia’s indirect sales process.
3.Anti-retaliation awareness messaging, videos and resources to heighten awareness of potential retaliatory behaviors and available support channels.
4.Launched targeted training on anti-corruption and competition law to individuals in sales roles.
5.New awareness videos on corruption and conflicts of interest, and micro-learning to emphasize the importance of bystander reporting.
These resources were supplemented by live training sessions
delivered to target audiences on various compliance topics
throughout the year.

82	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
•Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Nokia opportunity: Anti-Corruption and Anti-Bribery Program
Nokia has a robust Anti-Corruption Program that focuses on identifying and mitigating compliance risks associated with third parties and multi-layer transactions, as well as geopolitical events that may pose a risk under applicable laws, including anti-corruption.

Nokia’s Global Anti-Corruption Program
Nokia’s Code of Conduct	Policies supporting the anti-corruption program
Covers the following topics: ▪Dealing with Government Officials ▪Improper Payments ▪Working with Third Parties ▪Controllership ▪Speaking up (our whistleblowing program)
Various policies are available to all employees on Nokia’s
intranet site, including the following:
▪Anti-Corruption Policy
▪Conflict of Interest Policy
▪No PO/No Pay Policy
▪Travel Policy
▪Dealing with Government Officials contained in our Code
of Conduct
▪Controllership contained in our Code of Conduct
▪Working With Third Parties contained in our Code of
Conduct
▪Improper payments contained in our Code of Conduct
▪Corporate Hospitality and Gift SOP
▪Global Donations, Other Contributions and Sponsorships
SOP
▪Third-Party Risk Management SOP
▪Prohibition of Facilitation Payments SOP
▪Site Acquisition Permitting and Site Access Fees SOP

Third party code of conduct
▪Includes Nokia’s expectations relating to anti- corruption and bribery

Training specific to anti-corruption and bribery

▪Included in Nokia’s annual mandatory Ethical Business
Training required of all employees
▪Focused training on anti-corruption and bribery that
is assigned to high-risk employee populations, such
as training for employees involved in projects
requiring site acquisition and customer-facing sales
teams

Nokia also has monitoring processes in place to identify
possible process gaps, including: monitoring our customer
relationship management and deal opportunity tool to ensure in scope commercial third parties have been screened by Nokia’s
Anti-Corruption Center of Excellence; monitoring expense
reimbursement claims relating to hospitality to third parties to ensure that the gifts, travel and entertainment (‘GTE’) pre-
approval process was followed; reviewing spend reports to
ensure that any high-risk suppliers have been vetted at the
appropriate due diligence level; conducting risk-based due
diligence on all third parties to identify any red flags or risk before engaging in business with them, with a three-year re-
screening required; and reviewing any concerns that are raised relating to improper payments through Nokia’s whistleblower
system.
The groups of employees deemed to be highest risk with
respect to Nokia’s business include:
▪sales and pre-sales employees
▪employees working with government officials
▪employees involved in site acquisition and site access
permitting
▪employees involved with customs clearance and logistics
vendors
▪employees involved with tax advisors and related services
▪the Geopolitics and Government Relation team and
▪the Finance team, since they have a key controllership role

83	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
•Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
All suspected breaches in procedures and standards of anti-
corruption and anti-bribery are investigated. When an
investigation concludes that there has been a violation of Nokia’s policies, including Nokia’s Anti-Corruption and Anti-Bribery policy, appropriate disciplinary action is taken. Such actions may include financial loss, termination of employment, demotion or role change, a written warning, and/or mandatory training.
Nokia’s Anti-Corruption Center of Excellence has a
comprehensive, multifaceted, risk-based approach to help
identify and mitigate risks to the company while empowering
Nokia’s business teams to sell Nokia products and services
responsibly.
Actions
Actions taken to support Nokia’s Compliance Program and culture:
1.Everyone in the company is required to review and
acknowledge the Nokia Code of Conduct annually and
disclose any conflicts of interest as part of annual mandatory
Ethical Business compliance training. The topics within the
mandatory training are rotated every year to spread
awareness on high-risk areas, emerging risks, and key
current topics. Anti-corruption is highlighted in the same
course because it is a high-risk area, and Nokia also has a
separate standalone course that focuses on corruption risk
and speak-up channels. In addition to annual mandatory
training, Nokia supplements training and awareness with
numerous live and recorded training sessions delivered to
smaller target audiences on various compliance topics
throughout the year.
2.Nokia combats and prohibits all forms of retaliation and is committed to maintaining a culture in which its employees
feel comfortable raising concerns about suspected violations of the Code of Conduct, and related company policies or laws and regulations. Nokia will not tolerate any adverse
employment action against an employee who raises a
compliance concern or assists in an investigation in good
faith.
3.Nokia provides multiple channels to report compliance
concerns: Legal, Compliance and Sustainability, Ombuds
leaders, the People organization, a dedicated email, and an
Ethics Helpline (EU Whistleblower Directive compliant) with
online and country-specific options. Nokia has internal and
external web pages dedicated to concern reporting and
whistleblowing resources.
4.Nokia’s Anti-Corruption Program focuses on identifying and mitigating compliance risks associated with third parties and multi-layer transactions, as well as geopolitical events that may pose a risk under applicable laws, including anti-
corruption. The Anti-Corruption Program includes various
elements, such as training, monitoring, policies, and
processes.
5.All suspected breaches in procedures and standards of anti-
corruption and anti-bribery are investigated. When an
investigation concludes that there has been a violation of
Nokia’s policies, including Nokia’s Anti-Corruption and Anti-
Bribery Policy, appropriate disciplinary action is taken. Such actions may include financial loss, termination, demotion or role change, written warnings, and/or mandatory training.
6.The Chief Compliance Officer presents separately and
independently on the status and effectiveness of Nokia’s
Compliance Program to the full Board of Directors at least
once per year, to the Audit Committee at least four times per year and to the Group Leadership Team at least once per
year, and as needed.
7.Nokia gauges employee attitudes, perceptions, and
experiences regarding the compliance culture using survey
results and other collected inputs. These results are shared with relevant stakeholders and managed through mitigation
plans with an eye toward continuous improvement.
Targets and progress towards
achievement
Nokia establishes targets as one of the vehicles to drive and measure a robust Compliance Program. Nokia holds its leaders accountable for driving a strong culture of compliance within their organizations by promoting a strong culture of
compliance, leading by example, and meeting (with the goal to exceed) established compliance targets.
Ethical Business Training course
Target: Ethical Business Training course, which includes ESG
(Environmental, Social, Governance) training, completed by
95%
of employees by 31 October 2025
Result for the year ended 31 December 2025:
Ethical Business Training course, which includes ESG
(Environmental, Social, Governance) training, completed by
98%
of employees.
Training specific to anti-corruption and bribery is included in the
Ethical Business Training course.
Line manager engagement
Target:
85%
favorability of employee/line manager engagement on ethics
and compliance by the year 2030. This target covers Nokia’s line managers and their direct reports.
Result for the year ended 31 December 2025:
75%
of respondents to the voluntary survey.

84	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
•Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Environment
This section covers how Nokia
addresses its own environmental
footprint, including its focus on both
climate and circularity. Nokia’s net‑zero
transition plan guides emission
reductions, while its circular strategy
focuses on resource efficiency and
waste reduction—directly lowering
embodied emissions and supporting
path to net-zero. Nokia believes its
technology plays important role in
helping its customers, other industries
and society decarbonize in the AI era.
Environmental policies
Nokia has policies and procedures in place to manage its
material impacts, risks, and opportunities related to climate change and energy. Nokia tries to prevent environmental
pollution along its value chain, as outlined in its Environmental policy and its Code of Conduct. Nokia is committed to reducing
GHG emissions across the value chain, in line with its GHG
emissions reduction targets.
Environmental management and ongoing environmental
performance are governed by the certified ISO 14001
Environmental Management System. This ensures a holistic and structured approach in managing Nokia’s material
environmental matters. In 2025, Environmental Management
Systems covered 47% of Nokia’s sites and 87% of employees.
Climate
Climate change has been a focus for Nokia Group for more than a decade, and as such consistent efforts are made to develop and refine Nokia’s approach to understanding and tackling the risks and opportunities that climate change presents to its
business. As part of this approach, Nokia has set a target to reach net-zero greenhouse gas emissions by 2040 across its
value chain. This includes decarbonization of Nokia’s own
operations, as well as its supply chain, enhancing product
energy efficiency to break the energy vs. capacity curve and sustainably support the AI supercycle, and strengthen the
Design for Environment process within R&D. Sustainability
topics, including decarbonization and the circular transition, are integral to Nokia’s sustainability strategy and are reflected in how Nokia operates as a company and the business decisions
that are taken. Research in Nokia Bell Labs also contributes towards these goals.
Transition plan and actions related to climate
change policies
Nokia has set a target to reduce its total global greenhouse gas emissions (GHG) to net zero across the value chain by 2040.
The Net-Zero target was approved by the Science Based
Targets Initiative (SBTi) in January 2025.
Nokia has defined a net-zero pathway that will help it reduce emissions across its value chain. Nokia’s GHG emissions and the estimated decarbonization levers to achieve its 2030 and 2040 targets fall into three main categories:
▪Own operations, including energy use in facilities and fleet, which contribute to scope 1 and 2 emissions
▪Upstream activities, including purchased goods and services, capital goods, logistics and business travel, which contribute to scope 3 emissions category 1, 2, 4 and 6
▪Downstream activities, including the use phase of Nokia
products and solutions, which contribute to scope 3
emissions category 11
Additionally, electricity grid decarbonization has a significant impact on the reduction of Nokia’s GHG emissions. The net-zero pathway also requires governance, monitoring and reporting
actions.
The commitment to net-zero by 2040 was approved by the
Nokia Group Leadership team and the Board of Directors was
informed about the commitment.

85	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
•Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

The main decarbonization levers and examples of key actions taken and planned in the net-zero pathway are described and illustrated below. The actions described below reflect Nokia’s current plans of potential actions to be taken in the future and are, therefore, forward-looking statements.

	2025	2030	2040
Decarbonization levers	Targets: RE100 (scope 2 facilities) 80% reduction scope 1-2	Targets: 90% reduction scope 1-2 SBT: 50% reduction scope 1-2-3	Targets: SBT Net-Zero by 2040 (scope 1-2-3)
Own operations: Facilities and fleet (scope 1-2)	Targeted 100% renewable electricity (RE100)	100% electrification of car fleet	Neutralize residual emissions
Upstream: Embodied (scope 3, cat 1 and 2)	Engage key suppliers to plan and track decarbonization, circular products & services	100% decarbonization for final assembly suppliers, 50% for other key suppliers	Circular and low-carbon materials product design
Upstream: Logistics and business air travel (scope 3, cat 4 and 6)	Optimizing transportation modes to minimize emissions	Bio-fuel blend agreements for logistics	Significant reduction in air freight emissions
Downstream: Product use phase (scope 3, cat 11)	Engage with customers to ensure wide uptake of renewables	Development of the product portfolio for energy efficiency gains	Develop decarbonized site energy solutions. Secure investments in long-term research and disruption
Electricity grid (scope 3, cat 1 and 11)	Climate dialogue with stakeholders	Value chain dialogue and customer specific factors. Grid decarbonization leading to GHG emission reductions(1)	Grid decarbonization leading to further GHG emission reductions(2)
Governance, monitoring and reporting	Continuous reporting process development including further digitalization of the emissions data	Enter carbon market to purchase removals	Neutralize residual emissions
(1)Assumption: Grid decarbonization leading to 48% smaller emission factor compared to base year 2019 based on IEA WEO2023 – Announced Pledges Scenario.
(2)Assumption: Grid decarbonization leading to 82% smaller emission factor compared to base year 2019 based on IEA WEO2023 – Announced Pledges Scenario.
▪Own operations - Facilities and fleet (scope 1 and 2): Nokia aims for decarbonization in its facilities and car fleet. Nokia achieved 96% renewable electricity across all owned and
leased facilities in 2025 and continues its commitment to
target 100% renewable electricity in its own facilities. As
regards Nokia’s car fleet, the aim is to reach the target for own operations' emissions by continuing to introduce low-
emission vehicles and transitioning to 100% electric vehicles by 2030.
▪Upstream - Embodied (scope 3, categories 1 and 2): Nokia
will focus on reducing the embodied emissions of its
products, for example by offering circular products, adding
recycled material content into new products, and designing
products that use less material, while having increased
throughput capacity and functionality. At the same time,
Nokia collaborates with suppliers on their journey to
decarbonizing their own operations.
▪Upstream - Logistics and business air travel (scope 3,
categories 4 and 6): Nokia’s action plans include optimizing transportation modes and route planning, use of
decarbonized fuels in logistics, and reducing air freight.
▪Downstream - Product use phase (scope 3, category 11):
With 94% of emissions resulting from products in use in our
customers’ networks, the greatest efforts remain
concentrated on product design and innovation, to reduce
the power consumption and improve energy efficiency of
products across Nokia’s portfolio.
▪Electricity grid (scope 3, categories 1 and 11): Nokia is
engaging with stakeholders to push for grid decarbonization
and provides digitalization solutions to support renewables
generation and grid transformation in the energy sector.
Nokia also collaborates with its value chain members on their own journey to transitioning to renewable energy sources as
countries decarbonize their electricity grids.
▪Governance, monitoring and reporting - Carbon removals:
Credible, permanent carbon removals and storage are
expected to be required to neutralize residual emissions to
reach net-zero. Nokia has been examining credible solutions
for carbon removals to support long-term net-zero targets.
This examination has included a pilot to acquire the first
carbon removal credits in 2025.

86	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
•Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Progress in implementing the transition plan
and actions taken in 2025
Nokia has set short-term, medium-term and long-term climate
targets in key areas. Short-term and medium-term targets are put in place to track and show a pathway towards the long-term goal.
Nokia has set the target to reach net-zero by 2040, covering scope 1, 2 and 3 GHG emissions. The GHG emission targets are for all Nokia business groups, covering various business
activities, such as R&D, logistics, operations and suppliers. The targets do not have any geographical exclusions.
The consistency and completeness of the near-term (2030) and long-term (2040) net-zero targets with Nokia’s GHG inventory boundaries is ensured by meeting the SBTi requirements and
having the targets validated by SBTi. The baseline will be
updated in line with Nokia financial reporting consolidation and environment data reporting principles whenever significant
changes in business, such as mergers and acquisitions, and
improvements in the data coverage and calculation take place.
Net-Zero target
Nokia’s Net-Zero target is approved by SBTi. This includes
Nokia’s commitment to reach net-zero GHG emissions across
the value chain by 2040.
The long-term target is to reduce absolute scope 1, 2 and scope
3 GHG emissions 90% by 2040 from a 2019 base year. Scope 3
includes the following significant categories to Nokia: category
1 – purchased goods and services, category 2 – capital goods, category 4 – upstream transportation and distribution, category
6 – business travel and category 11 – use of sold products. As defined in the current corporate Net-Zero standards (SBT) V1.2, after a company has achieved its long-term target to cut
emissions, it can use permanent carbon removal and storage to counterbalance residual emissions up to 10%.
The net-zero target also includes the near-term target to
reduce scope 1, 2 and scope 3 categories 1, 2, 4, 6 and 11 GHG emissions 50% by 2030 from a 2019 base year. The progress is on track.
Nokia’s total GHG emissions were 30 490 080 tCO2eq in 2025.
This represents an increase of 17% over the previous year, and a 27% reduction compared to the base year 2019. Both the
increase compared to the previous year, as well as the decrease from the base year 2019 were mainly driven by changes in
scope 3 category 11 use of sold products. These GHG emissions increased by 16% compared to 2024, due to higher sales
volumes, changed product mix and the Infinera acquisition. The category 11 emissions have decreased by 21% compared to the
base year 2019.
Additionally, Nokia has the following interim and sub-targets:
▪GHG emission reduction of 80% from scope 1 and scope 2
market-based emissions by 2025 from a 2019 base year
▪GHG emissions reduction of 90% from scope 1 and scope 2
market-based emissions by 2030 from a 2019 base year
▪Nokia’s final assembly suppliers (part of scope 3 category 1)
reach zero emissions by 2030 from a 2019 base year
▪Nokia’s suppliers (scope 3 category 1) reduce GHG emissions by 50% by 2030 from a 2019 base year
▪Nokia’s logistics' GHG emissions (scope 3 category 4)
reduced by 73% by 2030 from a 2019 base year.
Own operations (scope 1 and 2)
Scope 1 and 2 emissions decreased by 37% compared to 2024,
and by 86% compared to the base year 2019. Nokia continued
to increase use of renewable electricity to reduce scope 2
market-based GHG emissions, and reached 96% share of
renewable electricity used in Nokia’s facilities. As an example of emissions reduction, the renewable usage of district cooling in
Tampere, Finland was validated.
Upstream: Embodied emissions (scope 3, cat 1 and 2)
Nokia works closely with suppliers to improve supplier maturity around emissions measurement, target setting, roadmaps and
good practice. For final assembly suppliers, Nokia is tracking the execution of their roadmap at business review meetings
throughout the year, given their target to reach zero emissions by 2030 for their own scope 1 and 2 emissions. Nokia engages regularly with approximately 500 of its larger suppliers, taking into account the CDP Climate program cycle. In addition, close collaboration is pursued with Nokia’s Joint Design
Manufacturing suppliers, as well as supplier categories with high emission intensity, such as semiconductor and PWB suppliers.
In 2025, 390 of Nokia’s key suppliers responded to CDP’s
request to disclose their climate performance information, while
258 also provided emissions-reduction targets.
As a result of Nokia’s supplier engagement, a gradual reduction of Nokia’s scope 3 category 1 (Purchased goods and services)
emissions has been observed since the base year. In 2025, the total supplier emissions (category 1) increased by 57%
compared to 2024, and reduced by 66% compared to the base
year 2019. Final assembly supplier emissions have increased by
32% compared to 2024, and reduced by 42% from the baseline
year 2019. The main reasons for the year-on-year increase of category 1 emissions are: Infinera’s acquisition and the
inclusion of its share of emissions in Nokia’s 2025 reporting
(+9% impact), the increase in production volumes, and further data coverage improvement in suppliers’ own Scope 3 upstream emissions.
Upstream: Logistics and business air travel (scope 3, cat 4 and 6)
GHG emissions from scope 3 category 4 upstream
transportation and distribution have increased by 39%
compared to 2024, and have reduced by 42% compared to the
base year 2019. The change from 2024 to 2025 was due to
Infinera’s emissions being included in Nokia’s 2025 emissions, as well as to the increased volumes and air transportation
during 2025, compared to the previous year.
GHG emissions from scope 3 category 6 business travel were
increased by 16% compared to 2024, and decreased by 55%
compared to the base year 2019. The change from 2024 to
2025 was mainly due to the inclusion of Infinera’s emissions in the 2025 amount.

87	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
•Environment
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Downstream: Product use phase (scope 3, cat 11)
Many of Nokia’s customers are intent on reducing their power consumption and their emissions. Nokia considers energy
efficiency to be one of the key factors in product
competitiveness. Some of Nokia’s customers are also
interested in examining new business opportunities that spring from decarbonization. These developments create new
business opportunities for the company and Nokia is releasing and delivering innovations that cater for that demand.
One of the key actions required for reducing GHG emissions
during the product use phase is product energy efficiency
improvements in product development. Key actions taken in
2025 include:
▪Nokia continued to improve the energy efficiency of its
products through incremental, as well as generational
hardware improvements;
▪Key innovations, including:
▪Extreme deep sleep mode in 5G AirScale radios
▪AI-optimized RAN energy savings and KPIs
▪Traffic-aware sleep modes in mobile backhaul
▪Energy-efficient site solutions
GHG emissions from scope 3 category 11 “use of sold
products” increased by 16% compared to 2024, and reduced by
21% compared to the base year 2019. The increase from 2024
to 2025 is due to higher sales volumes and a changed product mix. GHG emissions increased by 4% due to the inclusion of
Infinera’s emissions in 2025 reporting. This increase was offset by a 1% decrease in the global emission factor, which reflects the decarbonization development of the global electricity grid.
Nokia’s carbon footprint (scope 1, 2 and 3)

	Emission Source	Metric tons CO2eq	% of total
	Energy use in facilities and by fleet	56 764	0.2%	Scope 1 and 2 market- based emissions
94% use of sold products	Use of sold products	28 607 919	94%	Scope 3 emissions
	Purchased goods and services	1 507 366	5%
	Upstream transportation and distribution	222 182	0.7%
	Capital goods	61 671	0.2%
	Business travel	34 178	0.1%
	Total scope 1, 2 and 3 emissions	30 490 080	100%
Nokia’s carbon footprint (scope 1 and 2)

Emission Source	Metric tons CO2eq	% of total
Facilities, direct emissions	26 849	47%	Scope 1 emissions
Car Fleet	16 090	28%
Facilities, indirect emissions from purchased energy, market-based	13 825	24%	Scope 2 emissions
Total scope 1 and 2 emissions	56 764	100%
Circularity
Nokia aims to be a driver of circular practices in its industry.
The company focuses on opportunities to promote hardware
circularity by managing the sourcing and reuse of key source materials. Nokia builds on its existing waste processes and
circular products and services offering, the take-back of
products from customer modernization projects and end-of-life equipment and increasing the availability and sales of
refurbished products. Nokia also looks to increase the use of recycled materials in its products, augmenting the inclusion of recycled plastics, steel, copper and aluminum in product design.
Nokia has set a target to reach 95% waste circularity rate by
2030. The purpose is to improve waste management practices
by maximizing waste utilization and minimizing disposal.
Circularity rate includes waste from Nokia’s offices, labs, manu-
facturing, site installation, product take-back and final assembly suppliers. Annual waste circularity outcome for 2025 was 90%.
Nokia has recognized areas where high circularity rate has
already been achieved and also areas requiring further action.

88	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
•Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Shares and shareholders
Share details
Shares and share capital
Nokia has one class of shares. Each Nokia share entitles the holder to one vote at general meetings of Nokia.
At 31 December 2025, the share capital of Nokia Corporation equaled EUR 245 896 461.96 and the total number of shares issued was 5 742 239 696. At 31 December 2025, the total number of shares included 159 705 525 shares owned by Group companies representing approximately 2.8%
of the total number of shares and the total voting rights.
In November 2024, under the authorization granted to the Board of Directors by the Annual
General Meeting 2024, the Board of Directors resolved on an issuance of 150 000 000 new shares without consideration to itself. Additionally, the Board of Directors resolved on a subsequent directed issuance of a maximum number of 150 000 000 shares held by the Company as a result of the aforementioned issuance, to settle its commitments under the merger agreement related to the Infinera acquisition in respect of shares delivered to eligible stockholders of Infinera. The share issuance was completed in February 2025. To the extent that the shares were not needed to settle
Nokia’s obligations related to the completion of the acquisition, the Board of Directors resolved on a directed share issuance of the aforementioned shares without consideration to participants of
Nokia's and Infinera's equity programs the latter of which were assumed by Nokia upon the completion of the acquisition.
In October 2025, under the authorization granted to the Board of Directors by the Annual General
Meeting 2025, the Board of Directors resolved on an issuance of 120 000 000 new shares without consideration to itself and resolved on a subsequent directed issuance of a maximum number of
120 000 000 shares held by the Company as a result of the aforementioned issuance, to settle its commitments under the equity-based incentive plans and the employee share purchase plan in respect of shares to be delivered during the year 2025, 2026 and 2027. The shares were issued without consideration.
In October 2025, under the authorization granted to the Board of Directors by the Annual General
Meeting 2025, the Board of Directors resolved on a directed share issuance of 166 389 351 new shares to enable NVIDIA Corporation to make a USD 1.0 billion equity investment in Nokia. The new shares were delivered to NVIDIA Corporation in the form of American Depositary Shares in
November 2025.
During 2025, Nokia transferred a total of 46 374 440 treasury shares without consideration to employees, including certain members of the Group Leadership Team, as settlement under Parent
Company equity-based incentive plans and the employee share purchase plan in accordance with the rules of the plans. The transfers were based on the resolutions of the Board of Directors in
November 2024 to issue shares held by the Company to settle its commitments to participants of the plans.
Information on the authorizations held by the Board of Directors in 2025 to issue shares and special rights entitling to shares, to transfer shares and repurchase own shares, as well as information on related party transactions, the shareholders and share-based incentives is available in this section “Shares and shareholders” and additionally in Notes 3.2. Remuneration of key management, 3.3. Share-based payments, 5.1. Equity and 6.4. Related party transactions in the consolidated financial statements.
In April 2025, the Board of Directors decided to cancel 150 000 000 Nokia shares held by the Company and repurchased under the share buyback program initiated in November 2024 and completed in April 2025. The cancellation did not affect the Company’s share capital nor total equity.
The Board of Directors held at 31 December 2025 a total of 1 092 401 shares and ADSs in Nokia, which represented approximately 0.02% of our total shares and voting rights excluding shares held by the Nokia Group. The President and CEO owned at 31 December 2025 a total of 609 274 shares.
There were no public takeover offers by third parties for Nokia’s shares during financial years 2025 and 2024. On 28 February 2025, Nokia completed the acquisition of Infinera. The aggregated consideration transferred included 127 434 986 Nokia shares held by Nokia Corporation. For more information, refer to Note 6.2. Acquisitions in the consolidated financial statements.
Nokia does not have minimum or maximum share capital or a par value of a share.

31 December	2025	2024	2023	2022	2021
Share capital, EURm	246	246	246	246	246
Shares, (000s)	5 742 240	5 605 850	5 613 497	5 632 298	5 675 461
Shares held by the Group, (000s)	159 706	232 701	87 896	45 282	40 468
Number of shares excluding shares held by the Group, (000s)	5 582 534	5 373 149	5 525 601	5 587 016	5 634 993
Average number of shares excluding shares held by the Group during the year
Basic, (000s)(1)	5 415 876	5 475 817	5 549 468	5 614 182	5 630 025
Diluted, (000s)(1)	5 502 782	5 530 603	5 585 923	5 670 020	5 684 235
Number of registered shareholders(2)	224 893	224 196	247 893	238 359	233 844
(1)Used in calculation of earnings per share attributable to equity holders of the parent.
(2)Each account operator is included in the figure as only one registered shareholder.

89	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
•Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Key ratios

For the year ended 31 December	2025	2024	2023	2022	2021
Earnings per share, basic, EUR
Continuing operations(1)	0.12	0.31	0.11	0.75	N/A
Discontinued operations(1)	0.00	(0.08)	0.01	0.01	N/A
Profit for the year	0.12	0.23	0.12	0.76	0.29
Earnings per share, diluted, EUR
Continuing operations(1)	0.11	0.31	0.11	0.74	N/A
Discontinued operations(1)	0.00	(0.08)	0.01	0.01	N/A
Profit for the year	0.12	0.23	0.12	0.75	0.29
Proposed dividend per share, EUR(2)	0.14	0.14	0.13	0.12	0.08
Dividend payout ratio(3)	116.7%	45.2%	118.2%	16.0%	N/A
Total dividends, EURm(4)	804	785	730	676	449
31 December	2025	2024	2023	2022	2021
Shareholders’ equity per share, EUR	3.76	3.84	3.72	3.82	3.08
Share price, EUR(5)	5.57	4.27	3.05	4.33	5.57
Price-to-earnings ratio(3)	46.42	13.77	27.73	5.77	N/A
Dividend yield(1)	2.51%	3.28%	4.26%	2.77%	1.44%
Market capitalization, EURm	31 095	22 943	16 853	24 192	31 409
(1)In June 2024, Nokia classified its Submarine Networks business as a discontinued operation. The comparative amounts for 2023 and 2022 have been recast accordingly, however, due to undue cost and effort required to recast historical accounting records the comparative amounts for 2021 have not been recast.
(2)The Board of Directors proposes to the Annual General Meeting 2026 to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.
(3)Calculated based on the basic earnings per share from continuing operations.
(4)In 2025, total dividends is calculated based on the proposed Annual General Meeting authorization to the Board of a maximum distribution of EUR 0.14 per share for the financial year 2025, and the total number of shares on the date of issuing the financial statements for 2025. On the date of issuing the financial statements for 2025 the total number of Nokia shares is 5 742 239 696.
Comparative amounts represent the actual total distribution to equity holders of the parent for the financial year presented.
(5)Closing Nokia share price at year end on Nasdaq Helsinki.
Share turnover

For the year ended 31 December	2025	2024	2023	2022	2021
Number of shares traded during the year (000s)(1)	9 969 841	7 175 750	7 754 279	10 294 615	16 560 334
Average number of shares excluding shares held by the Group during the year (000s)	5 415 876	5 475 817	5 549 468	5 614 182	5 630 025
Share turnover %	184	131	140	183	294
(1)Source: Nasdaq Helsinki, the NYSE composite tape and Euronext Paris.
The principal trading markets for the shares are Nasdaq Helsinki in the form of shares, and the
NYSE, in the form of ADSs. In 2025, Nokia also maintained a listing on Euronext Paris Stock
Exchange but decided to apply for delisting in November 2025. The final day of trading of Nokia’s shares on Euronext Paris was 30 December 2025.
Share price development
Nasdaq Helsinki

EUR	High	Low	Value
2025 Full year High/Low	6.65	3.42
2025 Full year Average (Volume-weighted)			4.65
Year-end value 31 December 2025			5.57
Year-end value 31 December 2024			4.27
Change from 31 December 2024 to 31 December 2025			30.4%
New York Stock Exchange

USD	High	Low	Value
2025 Full year High/Low	8.19	4.00
2025 Full year Average (Volume-weighted)			5.47
Year-end value 31 December 2025			6.47
Year-end value 31 December 2024			4.43
Change from 31 December 2024 to 31 December 2025			46.0%
Euronext Paris

EUR	High	Low	Value
2025 Full year High/Low	6.64	3.46
2025 Full year Average (Volume-weighted)			4.78
Year-end value 30 December 2025(1)			5.55
Year-end value 31 December 2024			4.26
Change from 31 December 2024 to 30 December 2025(1)			30.3%
(1) The final day of trading of Nokia’s shares on Euronext Paris was 30 December 2025.

90	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
•Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Stock option exercises
Since 2019, Nokia has not administered any stock option plans.
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
The Board of Directors proposes to the Annual General Meeting 2026 that based on the balance sheet to be adopted for the financial year ended on 31 December 2025, no dividend is distributed by a resolution of the Annual General Meeting. Instead, the Board of Directors proposes to be authorized to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. The authorization would be used to distribute dividend from the retained earnings and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board of Directors decides otherwise for a justified reason. The proposed total authorization for distribution of dividend and/or assets from the reserve for invested unrestricted equity is in line with the
Company’s dividend policy. The authorization would be valid until the opening of the next Annual
General Meeting. The Board would make separate resolutions on the amount and timing of each distribution of dividend and/or assets from the reserve for invested unrestricted equity.
In November 2024, under the authorization granted to the Board of Directors by the Annual
General Meeting 2024, Nokia launched a share buyback program to offset the dilutive effect of the acquisition of Infinera announced in June 2024 targeting to repurchase 150 million shares for an aggregate purchase price not exceeding EUR 900 million. The repurchases commenced in
November 2024 and ended in April 2025. The repurchased shares were cancelled in April 2025.
Nokia distributes distributable funds, if any, within the limits set by the Finnish Companies Act as defined below. Nokia makes and calculates the distribution, if any, in the form of cash dividends, assets from the reserve for invested unrestricted equity, share buybacks, or in some other form, or a combination of these. There is no specific formula by which the amount of a distribution is determined, although some limits set by law are discussed below. The timing and amount of future distributions of retained earnings and/or assets from the reserve for invested unrestricted equity, if any, will depend on Nokia’s future results and financial conditions.
Under the Finnish Companies Act, Nokia may distribute retained earnings and/or assets from the reserve for invested unrestricted equity on our shares only upon a shareholders’ resolution and in the amount proposed by the Board, subject to limited exceptions. The amount of any distribution is limited to the amount of distributable earnings of the Parent Company pursuant to the last audited financial statements approved by our shareholders, taking into account the material changes in the financial situation of the Parent Company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the Parent Company.
Subject to exceptions relating to the right of minority shareholders to request a certain minimum distribution, the distribution may not exceed the amount proposed by the Board of Directors.
Purchases of equity securities by the Company and affiliated purchasers
The table below presents additional information on the purchases of treasury shares in 2025:

Period	Total number of shares purchased	Average price paid per share, EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the plans or programs, EUR
January(1)	18 313 953	4.41	18 313 953	739 939 153
February	26 686 823	4.70	26 686 823	614 496 274
March	78 864 331	4.86	78 864 331	231 451 624
April	6 948 847	4.96	6 948 847	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—
Total	130 813 954	4.77	130 813 954	—
(1)On 22 November 2024, Nokia announced that its Board of Directors initiates a share buyback program to offset dilutive effect of acquisition of Infinera pursuant to an authorization from the Annual General Meeting 2024. The program targeted to repurchase
150 million shares for an aggregate price not exceeding EUR 900 million. The repurchases started on 25 November 2024 and ended on 2 April 2025.

91	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
•Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Shareholders
At 31 December 2025, shareholders registered in Finland represented approximately 24% and shareholders registered in the name of a nominee represented approximately 76% of the total number of shares of Nokia Corporation. The number of directly registered shareholders was
224 893 at 31 December 2025. Each account operator (12) is included in this figure as only one registered shareholder.
Largest shareholders registered in Finland at 31 December 2025(1)

Shareholder	Total number of shares 000s	% of all shares	% of all voting rights
Solidium Oy	325 000	5.66%	5.66%
Keskinäinen Työeläkevakuutusyhtiö Varma	91 266	1.59%	1.59%
Keskinäinen Eläkevakuutusyhtiö Ilmarinen	79 261	1.38%	1.38%
Keskinäinen Työeläkevakuutusyhtiö Elo	36 242	0.63%	0.63%
Valtion Eläkerahasto	27 000	0.47%	0.47%
Oy Lival Ab	18 050	0.31%	0.31%
Svenska litteratursällskapet i Finland r.f.	14 603	0.25%	0.25%
Nordea Bank Abp	11 692	0.20%	0.20%
Nordea Pro Finland Fund	10 567	0.18%	0.18%
OP Finland Index	10 371	0.18%	0.18%
(1)Excluding nominee-registered shares and shares owned by Nokia Corporation. Nokia Corporation owned 148 246 864 shares at
31 December 2025.
Breakdown of share ownership at 31 December 2025(1)

By number of shares owned	Number of shareholders	% of shareholders	Total number of shares	% of all shares
1–100	66 740	29.68%	3 032 534	0.05%
101–1 000	100 869	44.85%	43 713 215	0.76%
1 001–10 000	50 826	22.60%	157 345 733	2.74%
10 001–100 000	6 057	2.69%	146 570 263	2.55%
100 001–500 000	303	0.13%	58 419 999	1.02%
500 001–1 000 000	33	0.02%	24 034 154	0.42%
1 000 001–5 000 000	40	0.02%	91 326 590	1.59%
Over 5 000 000	25	0.01%	5 217 797 208	90.87%
Total	224 893	100.00%	5 742 239 696	100.00%
(1)The breakdown covers only shareholders registered in Finland, and each account operator (12) is included in the number of shareholders as only one registered shareholder. As a result, the breakdown is not illustrative of the entire shareholder base of
Nokia.

By nationality	% of shares
Non-Finnish shareholders	76.49%
Finnish shareholders	23.51%
Total	100.00%

By shareholder category (Finnish shareholders)	% of shares
Corporations	4.06%
Households	6.18%
Financial and insurance institutions	2.20%
Non-profit organizations	1.06%
Governmental bodies (incl. pension insurance companies)	10.01%
Total	23.51%
At 31 December 2025, a total of 1 117 743 012 ADSs (equivalent to the same number of shares or approximately 19% of the total shares) were outstanding and held of record by 82 307 registered holders in the United States. Nokia is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above number of holders is not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Broadridge Financial Solutions, Inc., the number of beneficial owners of ADSs at 31 December 2025 was 748 358.
Based on the most recent information available to Nokia, at 1 July 2025, BlackRock, Inc. beneficially owned 373 750 775 Nokia shares and 9 252 262 Nokia ADSs, which at that time corresponded to approximately 6.85% and 0.16%, respectively, of the total number of shares and voting rights of
Nokia.
According to the notification received by Nokia, the holdings of FMR LLC in Nokia on 2 March 2026 were equivalent to a total of 289 538 191 shares and 277 150 920 voting rights, corresponding to approximately 5.04% of the total number of shares and 4.83% of voting rights of Nokia.
To the best of its knowledge, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia.
Shares owned by the members of the Board and the Group Leadership Team
At 31 December 2025, the members of our Board and the Group Leadership Team held a total of
3 484 960 shares and ADSs in Nokia, which represented approximately 0.06% of our shares and total voting rights excluding shares held by the Nokia Group.
Offer and listing details
Nokia’s capital consists of shares traded on Nasdaq Helsinki under the symbol “NOKIA”. Nokia’s
ADSs, each representing one share, are traded on the NYSE under the symbol “NOK”. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Citibank, N.A.
In 2025, Nokia shares were also traded on Euronext Paris under the symbol “NOKIA” until the delisting of the shares. The final day of trading of Nokia’s shares on Euronext Paris was 30
December 2025.

92	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
•Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Articles of Association
Articles of Association
Amendment of Nokia’s Articles of Association requires a
resolution of the general meeting of shareholders, supported by two-thirds of the votes cast and two-thirds of the shares
represented at the meeting.
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
To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-
entry system on or prior to the record date set forth in the notice of the general meeting. A registered holder or a
beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the Company’s register of shareholders in the name of a nominee, may vote with their shares provided that they arrange to have their name entered in the temporary register of shareholders for the general meeting.
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

93	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
•Articles of Association
Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
Purchase obligation
Nokia’s Articles of Association require a shareholder whose
holding equals or exceeds one-third or one-half of all of our shares to purchase the shares of all other shareholders that so request. A shareholder who becomes subject to the purchase
obligation is also obligated to purchase any subscription rights, stock options or convertible bonds issued by the company if so requested by the holder. The purchase price of the shares under our Articles of Association is the higher of: (a) the weighted average trading price of the shares on Nasdaq Helsinki during the ten business days prior to the day on which we have been notified by the purchaser that its holding has reached or
exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which our Board otherwise becomes aware of this; or (b) the average price, weighted by the number of shares, which the purchaser has paid for the shares it has acquired
during the last 12 months preceding the date referred to in (a).
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
Pre-emptive rights
In connection with any offering of shares, the existing
shareholders have a pre-emptive right to subscribe for shares offered in proportion to the amount of shares in their
possession. However, a general meeting of shareholders may
vote, by a majority of two-thirds of the votes cast and two-
thirds of the shares represented at the meeting, to waive this pre-emptive right provided that, from the company’s
perspective, weighty financial grounds exist.
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

94	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
Risks related to our strategy and its execution
▪Our success in executing the new strategy, correctly identifying and pursuing opportunities and mitigating risks and in improving the operational and financial performance, including:
–Positioning ourselves to lead in the Artificial Intelligence-driven transformation of networks;
–Dependency on sustained traffic growth in customers’ networks and data centers (DC), introduction of new use cases and low-latency services to drive the demand for network intelligence and growth in
AI & Cloud;
–Realizing the benefits of the new operating model, delivering operational continuity and efficiency;
–The degree our investments, including business ventures, result in technologies, products or services that achieve or retain broad or timely market acceptance, answer to the expanding needs or
preferences of our customers or consumers, or in breakthrough innovations, research assets, and intellectual property that we could otherwise utilize for value creation;
–Our success in acquiring or divesting businesses and technologies, integrating acquisitions and transitioning divestments, entering into licensing arrangements, minority investments, forming and managing joint ventures or partnerships and in realizing the anticipated business plans, benefits, synergies, cost savings or efficiencies from these efforts;
–Our ability to realize the anticipated benefits, synergies, cost savings or efficiencies from acquisitions and to avoid unforeseen integration obstacles;
–Dependency on the performance of our partners and success in forming partnering arrangements with third parties;
–Our success in identifying and implementing the appropriate measures to improve operational performance and cost-efficiency in order to continue investments in R&D and future capabilities, including 5G-Advanced and 6G, intra- and inter-data center
solutions, enterprise, cloud, artificial intelligence, automation, digitalization, security and development of new standard essential patents and to reach targeted results, benefits and other
improvements; and
–Our ability to meet our own sustainability targets, identify, evaluate and address sustainability related risks and opportunities
appropriately, and to comply with stakeholder and societal
expectations and practices and with the increasing number of regulatory requirements related to sustainability, including mandatory transparency and disclosure requirements, impact to human rights, and considering our reliance on global supply chains and the challenges and limitations in the availability of accurate information contributing to measurement uncertainty in provided quantitative metrics and monetary amounts in our sustainability related disclosures.
Surrounding economic, financial and competitive environment
▪General economic and financial market conditions, such as the level of inflation and unemployment, increased global macroeconomic uncertainty, major currency fluctuations, higher interest rates and financing costs, and other developments in the economies and industries where we, our customers, partners and suppliers operate, including adverse developments in the policies governing international trade or markets such as export and import controls, including increases in tariffs, and any geopolitical escalation such as in the US-China relations, in tensions in
East Asia, Venezuela and ongoing situations in Ukraine and the Middle
East;
▪Intense competition and development of the industries and markets in which we operate, including:
–The cyclical nature of the markets;
–Technological changes, such as acceleration of AI/automation, and the speed of technological adoption;
–Competitor behavior and the breadth of the qualified supplier pool;
–Customer consolidation, customer spending appetite and purchase behavior, deployments and rollout timing;
–Period of high inflation and our ability to pass increased costs to our pricing;
–Price erosion largely driven by competition challenging the connectivity business models of our customers;
▪Our dependency on a limited number of big customers and large multi-
year agreements, a single customer or a contract loss, and
competitiveness of, or developments regarding, pricing and contractual terms we offer or have in place with the customer; and
▪Developments with respect to customer financing, extended payment terms or credit lines that we provide our customers, such as willingness

95	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

of banks or other institutions to provide guarantees or financing to our customers or to purchase our receivables.
Our competitiveness
▪Our success in the development of new technologies, services and upgrades, their rollout and commercialization in a timely manner, including:
–Our ability to adapt to changing business models, rapid technological advances and to meet new competition, such as new AI-native
companies or existing competitors leveraging AI more effectively;
–Shifts and trends, such as AI-driven transformation of networks, cloudification, Open RAN and openness in general, virtualization and disaggregation, and our ability to integrate advanced AI capabilities into Nokia's core products and solutions with potential impact on the attractiveness of our portfolio of products and services, competitive landscape, business models and our margin profile;
–Our ability to invest in new competitive high-quality products and services, such as 5G-Advanced, Open RAN, 6G, AI-native networks, intra-DC and inter-DC connectivity, next-generation broadband access, the Internet of Things (IoT), the cloud or software, upgrades and technologies that have accurately anticipated technological, regulatory and market trends;
–Certain technology limits in key technologies or adoption of unforeseen disruptive technologies by our competitors, that might change demand patterns for our products and services and the competitive dynamics;
–Our capabilities to manage end-to-end costs related to our portfolio of products and services, meeting evolving expectations and
complying with regulatory requirements and standards;
▪Severity of inefficiencies, operational incidents, malfunctions or disruptions of our information technology systems and processes or disruptions of services relying on our own or third-party IT;
▪Actual or perceived security or privacy breaches, including cybersecurity threats and incidents, data leakage, defects, errors or vulnerabilities in our technology and services and that of third-party providers;
▪Our manufacturing, service creation, delivery, logistics or supply chain to operate without significant interruptions or shortages, including the impacts of geopolitical tensions and open conflicts feeding uncertainty in the global supply chain;
▪Performance capabilities of our partners and suppliers, and their high standards to meet product quality, health, safety or security requirements or comply with other regulations or local laws, such as environmental or labor laws;
▪Natural or man-made disasters, military actions, wars, labor unrest, civil unrest or health crises, impacting our service delivery or production sites or the production sites of our suppliers, which are geographically concentrated; and
▪Our ability to retain, motivate, develop, reskill and recruit appropriately skilled employees and to balance our workforce.
Intellectual property rights and licensing
▪Our ability to protect our innovations and to maintain the strength of our intellectual property portfolio, such as;
–Our ability to create new relevant technologies, products and services through our R&D,
–Our ability to monetize our intellectual property for instance, due to market, regulatory and other developments, or court rulings in intellectual property-related litigation and other disputes;
–Uncertainty relating to the evolving geopolitical environment, global regulatory and standardization landscape relating to intellectual property;
–Developments in the concentrated smartphone market, the source of a significant portion of our patent licensing income;
▪Our ability to renew existing license agreements and conclude new license agreements regarding our intellectual property that we license to others on acceptable commercial terms, and the timing, cost, and potential need for litigation to achieve such renewals and new license agreements; and
▪Our ability to renew or finalize licenses regarding technologies that are licensed to us on acceptable commercial terms and to handle claims that we have allegedly infringed third parties’ IPR.
Geopolitical, legal, regulatory and compliance environment
▪Complexity of direct and indirect regulation, and exposure to political developments affecting trade, such as:
–Unfavorable or unpredictable treatment in relation to trade sanctions, tariffs, tax matters and export controls, such as the changes in the U.S. and multilateral trade policies, including the export and import controls and laws, particularly with regard to
China, Mexico, Canada and the EU and regulation favoring local industry participants;
–Complex regulatory frameworks impacting taxation, national
security, competition law, exchange controls, sanctions, cyber security, communications technology, supply chains, environmental, social and governance (ESG) topics, including integrity and anti-
corruption;
–Geopolitical tensions, escalations or expansions into open conflicts, such as potential further developments related to the situations in
Ukraine and in the Middle East and risks related to tensions in
Venezuela, East Asia and in the countries in the Sahel and West
Africa;
–Our level of dependence on emerging markets subject to political and regulatory changes and economic volatility;
–Changes in existing regulations or in their application, and emerging new regulation impacting our products, services or business, including:
–Roll back of certain legislative acts and initiatives, variation in national implementation of EU legislation and divergence of
regulatory frameworks in the EU, the U.S. and other relevant jurisdictions;
–Emerging new regulations applicable to current or new technologies, products or telecommunications and technology sectors in general;
–Our products, services and operations meeting all relevant quality, health, safety or security standards and other recommendations globally and compliance with laws and regulations, such as related to digital economy, sustainability, responsible AI, telecommunications and technology, security and privacy, including network and product security, protection and transfer of personal data, data access and use;
▪Uncertainty on the outcome of inspections, investigations, claims, and government proceedings which we may be subject to at any given time due to the global nature of our business;
▪Disruptiveness of litigation, arbitration, agreement-related disputes or product liability-related allegations;
▪Our ability to maintain an effective system of governance and compliance processes, disclosure controls and internal control over financial and sustainability reporting and influence those of third parties whose performance we may be held liable for; and
▪The degree of control and level of influence in the joint ventures where
Nokia is the minority partner and other affiliated companies where Nokia does not have direct management control, or which are not fully integrated into its operational infrastructure.
Financial and tax-related uncertainties
▪Complexity of tax laws and rules, including any changes in the aforesaid, as well as diverse tax authority practices and interpretations;
▪Our ability to utilize our tax attributes and deferred tax assets;
▪Having access to sources of funding on favorable terms or at all;
▪Our ability to maintain our investment grade credit ratings;
▪Exchange rate fluctuations impacting our net sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs;
▪Our pension and other post-employment benefit obligations and the potential need for increased funding; and
▪Recoverability of the carrying amount of our goodwill, which could result in significant impairment charges.
Ownership of our shares
▪Uncertainty of the amount of dividend and/or repayment of capital and other profit distributions such as share buybacks to shareholders for each financial period;
▪Volatility of the trading price of our shares and ADSs, including as a result of factors outside our control; and
▪Requirement for non-Finnish shareholders to provide detailed information in order to obtain advantageous withholding tax treatment for dividends.

96	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

Full risk factor discussion
Risks related to our strategy and its execution
We may be unable to successfully implement our strategic
plans, sustain or improve the operational and financial
performance of our business groups, correctly identify or
successfully pursue business opportunities, correctly
anticipate or successfully mitigate technological disruptions or otherwise grow our business.
Our success depends on our ability to become and remain a
leading provider of technology, software and services in the industries and markets in which we operate. However, there can be no assurance that we will correctly identify trends,
opportunities or threats that we need to pursue or mitigate to achieve our goals or targets. For example, the aim of our new strategy is to position ourselves to lead in the Artificial
Intelligence (AI)-driven transformation of networks and capture the value of the “AI supercycle” focusing on five strategic
priorities; (i) accelerating growth in AI & Cloud; (ii) leading the next era of mobile connectivity with AI-native networks and 6G;
(iii) growing by co-innovating with customers and partners; (iv)
focusing capital where Nokia can differentiate; and (v) unlocking sustainable returns. AI supercycle is driving an unprecedented demand for network capacity, requiring networks to be more
performant, automated, and optimized for specific AI traffic patterns, with a strong focus on low latency, high throughput, and energy efficiency.
As part of the updated strategy, we have transitioned to a new operating model effective 1 January 2026 with two primary
segments – Networks Infrastructure and Mobile Infrastructure -
and a Portfolio Businesses group for non-core assets. The
realignment is intended to accelerate growth opportunities
from the global “AI supercycle” and enhance focus on AI-native networks, 6G, cloud infrastructure and software-defined
networking. The revised strategy, with its sharper focus on
capital allocation and AI-centric business models, entails
enhanced operational and execution risks, including the
challenges of scaling new AI & Cloud solutions, responding to competitive threats including technology-driven entrants
benefiting from lower barriers of entry or disruptive business modes, and adapting to rapid shifts in customer demand for
network intelligence, low latency applications, security, and sustainability requirements.
There is no assurance that we will effectively manage the
transition and execute new strategy effectively, deliver
operational continuity, or avoid unforeseen integration
obstacles as resources, leadership and activities are reallocated across the new structure.
Our path to continued technology leadership lies in long-term research and development to drive innovation across a
comprehensive portfolio of network equipment, software,
services and licensing. We are investing, for instance, in 5G-
Advanced and 6G research, autonomous networks, data center
interconnect, intra-data center solutions spanning data center fabrics and optics, silicon and systems leadership, security and the in development of new standard-essential patents. The R&D of innovative products, services and technologies is a complex and uncertain process, and there can be no assurance that our investments will result in technologies, products or services that achieve or retain broad or timely market acceptance, are
commercially successful, answer to the expanding needs or
preferences of our customers or consumers, or lead to
breakthrough innovations that we could use for value creation.
As part of implementing our strategic plans we, for instance, enter into licensing arrangements, partner with third parties and have entered into a number of and may engage in the future in transactions, such as divestments and acquisitions, mergers, joint ventures and minority investments that could complement or improve our existing operations or technologies, sharpen our business focus and enable us to grow our business. There can be no assurance that our efforts to continuously improve our operations and realize efficiencies will or continue to generate the expected results or improvements, or that we will achieve intended targets or financial objectives related to such efforts.
For instance, the underlying rationale, initial assumptions or the business case in terms of profits, revenue, strategic impact or otherwise justifying the creation or continuation of a certain arrangement may not be realized. We may also encounter issues or inefficiencies related to our organizational and operational structure, including being unable to successfully implement the business plans. Also, the planned transactions may not ultimately be completed on favorable terms or at all, or transactions may result in liabilities or claims, such as indemnification or breach of contract claims. The divestment or investment decisions we make may subject us to litigation arising from minority
shareholders’ actions and investor dissatisfaction with the
activities of our business. Shareholder disputes, if resolved against us, could have a material adverse effect on us.
We are also engaged in business ventures, including technology innovation and incubation. Such business areas or plans may be adversely affected by adverse industry and market developments in the numerous diverse markets in which we operate, and the investments we make may not achieve the targeted scale,
intended benefits or yield expected rates of return.
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
These failures could be triggered, among others, by the following factors impacting the integration of process and operations:
▪adverse contractual issues or disputes with respect to
various agreements with third parties, employment
agreements, or pension and other post-employment
benefits-related funding or liability issues;
▪our failure to identify issues and liabilities at the target business or assets during the due diligence and pre-
acquisition process by which we may be exposed to
unknown, larger or contingent liabilities of acquired
businesses, such as those related to contractual obligations, taxes, pensions, environmental liabilities, disputes and
compliance matters;

97	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

▪disruptions caused, for instance, by reorganizations, which may result in inefficiency within the new organization
through loss of key employees or delays in implementing our
intended structural changes, among other issues;
▪inability to rationalize or streamline our organization or
product lines/services, or to retire legacy products and
related services as a result of pre-existing customer
commitments;
▪loss of, or lower volume of, business from key customers, or the inability to renew agreements with existing customers or establish new customer relationships, including limitations
linked to customer policies with respect to aggregate vendor share or supplier diversity policies or increased efforts from competitors aiming to capitalize on disruptions;
▪conditions and burdens imposed by laws, regulators or
industry standards on our business, or adverse regulatory or industry developments or litigation affecting us;
▪unanticipated changes in business, industry or general
economic conditions that affect the assumptions underlying
the acquisition;
▪issues relating to fraud, non-compliance with applicable laws and regulations, improper accounting policies, improper
internal control or other improper activities;
▪challenges relating to the consolidation or ongoing
integration of corporate, financial data and reporting,
control and administrative functions;
▪the coordination of R&D, marketing and other support
functions of the combined business may fail or cause
inefficiencies or other administrative burdens;
▪our inability to eliminate the complexity of our corporate
structure following the acquisition; and
▪impairments related to goodwill and other intangible assets, for instance, due to business performance after an
acquisition or differences in evaluating the goodwill with
respect to the acquired businesses.
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
We are continuously targeting increased efficiency of our
operations. The strategic and operational changes to our
business and a program to reset our cost base while protecting our R&D capacity and commitment to technology leadership
continue.
Failure by us to determine the appropriate operational
structure, prioritization of operating expenses and other costs, to identify and implement the appropriate measures to increase simplicity and improve cost-efficiency, or to maintain achieved efficiency levels, could limit our future investments and have a material adverse effect on our competitiveness, results of
operations and financial condition. Our current and future cost-
saving measures may be costly, potentially disruptive to
operations, and may not lead to sustainable improvements in
our overall competitiveness and profitability, and there can be no assurance that such measures will be met as planned in

98	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

contemplated timeframes or at all. Our plans may be altered in the future, including adjusting any projected financial or other targets. The anticipated costs or the level of disruption
expected from implementing such plans or restructurings may
be higher than expected. Efforts to plan and implement cost-
saving initiatives may divert management attention from the
rest of the business and adversely affect our business.
There are also several other factors that may prevent or delay a successful implementation of any cost-saving or efficiency
improvement initiatives, including, among others, the following:
▪the need to make additional investments in other areas such as 5G-Advanced and 6G, enterprise, security, cloud, artificial intelligence, development of new standard essential patents
and automation/digitalization of services and our own
operations;
▪inaccuracy in our expectations with respect to market
growth, customer demand and other trends;
▪legislative constraints or unfavorable changes in legislation in the markets in which we operate influencing timing, costs and expected savings of certain contemplated initiatives;
▪our ability to align and adjust resources, systems and tools, including digitalization and automation of processes, related to implementation of planned organizational changes;
▪intended business plans may require us to inform or consult with employees and labor representatives, and such
processes may influence the timing, costs and extent of
expected savings and the feasibility of certain contemplated initiatives;
▪inflation driving increase in cost base; and
▪bargaining power of our suppliers which may prevent us
from achieving targeted procurement savings.
Furthermore, cost-saving initiatives may negatively affect our ability to develop new or improve existing products and
compete effectively in certain markets, and there is no
guarantee that we will continue to be able to successfully
innovate or remain technologically competitive.
We may be subject to increased scrutiny related to our
sustainability activities and disclosures. Our results, reputation and brand as well as the willingness of customers and suppliers to do business with us could be harmed if we fail to meet the regulatory sustainability-related requirements, stakeholder
and societal expectations and our sustainability targets.
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
The sustainability regulatory environment is complex and
volatile with new requirements proposed or adopted by various regulators worldwide requiring continuous and consistent
monitoring of regulatory developments and evaluation to
determine applicability to Nokia. Potential failure to, or
perception of a failure to, adapt, disclose relevant metrics, set targets and implement actions and controls that are rigorous enough or otherwise in compliance with applicable regulations, or to prioritize the most material sustainability actions and targets, could negatively impact our brand, reputation, and
business. We could also incur additional costs and require
additional resources to address evolving regulatory
requirements and to monitor and report on our sustainability performance programs, and those of our value chain partners, as required, and to comply with various sustainability practices and disclosure requirements. For instance, growing country-level regulatory requirements demand country-specific reporting that requires robust data collection, systems, controls, processes and sufficient resource availability. The high number of data points to be provided and the lack of global harmonization of standards in the ESG data disclosures makes ESG-related reporting difficult and resource consuming, which may contribute to challenges for investors to correctly assess disclosures or our ability to comply with each disclosure requirement. It is also possible that third parties rating our ESG practices and performance may make
unfavorable, inaccurate or unsubstantiated interpretations of our ESG practices and performance based on their own
assessments and publish such interpretations with or without offering us the possibility to comment.
We may be unable to evaluate climate- and other sustainability-
related risks and opportunities accurately and to identify and implement strategies for long-term resilience. We foresee that the global rate of technology adoption will be partially driven by sustainability matters, such as environmental impact of products and processes, energy efficiency, security, social and governance issues. For instance, increasing customer demands for sustainable products may necessitate significant investments in R&D,
sourcing and relevant processes. Uncertainty, complexity and volatility of regulatory requirements in countries where our suppliers do business could impact negatively our suppliers’
ability to meet local and extraterritorial regulatory requirements which are either directly or indirectly applicable to them, which could lead to the need for Nokia to re-assess supplier
relationships and sourcing options in order to remain compliant.
Geopolitics, social and political unrest and climate change may lead to increased labor migration and to political and climate refugees pushing informal labor into supply chain. Extreme
weather events or other climate-related disruptions could impact our customers, potentially leading to increased expectations regarding the resilience of our products and solutions. As artificial intelligence becomes part of both our product offerings, as well as of our processes, concerns regarding legally compliant,
sustainable and ethical AI could lead to reputational damage or regulatory sanctions.
A portion of our product portfolio and customer base relates to defense and dual-use applications, including secure and mission critical communications, tactical communications, cyber
capabilities, and private wireless network. These activities may increase exposure to risks in the area of human rights and export controls. We conduct Human Rights Due Diligence (HRDD), guided by international standards such as those of the UN Guiding
Principles, the Organization for Economic Co-operation and
Development (OECD), prior to sales to identify, assess, and
mitigate potential human rights impacts, particularly concerning sales into higher-risk geographies or use cases that may be
subject to evolving export controls, sanctions, procurement
standards, and stakeholder scrutiny. While we implement

99	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

escalation and approval thresholds, contractual controls,
employee training, and post-sale monitoring where feasible, these measures have inherent limitations, including constraints on visibility into end use and the potential for rapid geopolitical change to outpace existing controls.
Potential failure, or perceived failure, to meet sustainability disclosure regulations, ethical standards and practices, due diligence criteria, stakeholder or societal expectations, or to achieve sustainability targets could result in regulatory
inquiries, enforcement, fines or other sanctions, as well as negatively impact our reputation, access to financing, employee retention, or access to financing, compromise our stakeholder relationships and the willingness of our customers and suppliers to do business with us.
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
We are a global company with sales, R&D, manufacturing
facilities, partners and suppliers located in various countries around the world. Adverse developments in and the weakness of global economic conditions in general have an adverse effect on us and the spending of our customers. Further, rising political tensions could reduce trade volume, investment, technological exchange and other economic activities between major
international economies, resulting in a material adverse effect on global economic conditions and the stability of global
financial markets. For instance, the uncertain nature,
magnitude, and duration of hostilities stemming from Russia’s military invasion of Ukraine, including the potential effects of sanctions, retaliatory attacks on the world economy and
markets, and any other geopolitical escalation, for instance in the US-China relations, in Venezuela, in the Middle East or East
Asia, and adverse developments in policies governing
international trade such as export and import controls, including increases in tariffs, could contribute to increased market
volatility and uncertainty, which could have an adverse impact on macroeconomic factors affecting market demand,
inflationary development and supply.
We are dependent on the purchase behavior of final end-users.
Any adverse developments in economies, such as increases in
the level of inflation, interest rates or unemployment, may
affect market demand for consumables, such as mobile devices, mobile subscriptions and both the services that end-users
subscribe to and the usage levels of such services, which may lead telecommunication providers to invest less in related
infrastructure and services or to invest in low-margin products and services. This may further be mirrored as an adverse effect on the business of our patent licensees and our patent licensing income. Likewise, adverse developments in economic conditions may lead certain customer segments, such as webscale
companies, transportation & logistics, energy, manufacturing, and public sector verticals, to invest less or delay spend in infrastructure and services to digitize their operations or to invest in low-margin products and services. Further, the
purchasing power of our customers, particularly in developing markets, depends to a greater extent on the price development of basic commodities and currency fluctuations, which may
render our products or services unaffordable. Economic
slowdown may also lead to an overcapacity in supply and
inflated inventories, and to delays and shortages in case of sharp recovery and ramp-up of demand with a potentially
adverse effect on our ability and our suppliers’ ability to deliver products and services in time. Increasing inflation and other current market conditions are driving cost increases in
operations, materials and labor, and may also result in strikes and other industrial actions.
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
The competitive environment in the markets in which we
operate, including the related services markets, is characterized by maturing industry technologies, 5G and related new
technologies, acceleration of AI/automation, diversification of supplier ecosystems, equipment price erosion and aggressive
price competition. Our competition endeavors to gain market
share in selected regions where Nokia has a large footprint. In our entry to data center market, we compete against large
incumbent players, as well as operate in a very complex
ecosystem with varying degrees of competition making
expansion challenging. Despite strong growth in mobile data
traffic, most of our customer base has been facing persistent erosion in unit revenue and is reverting to vendors to
compensate for it. Competition for new customers, as well as for new infrastructure deployment, is particularly intense and focused on the favorability of price and agreement terms. We compete with companies that have large overall scale, which
affords such companies more flexibility compared to us. In
addition, new competition may be entering the network
infrastructure and related services business through adoption of new technologies or business models, such as virtualized RAN and Open RAN or as-a-service models for products or services.
We are particularly dependent on the investments made by
telecommunication providers in mobile connectivity, network
infrastructure and related services. The pace and size of such investments are in turn dependent on the ability of
telecommunication providers to increase their subscriber
numbers, reduce churn, maintain or increase their average
revenue per user, and compete with business models eroding
revenue from traditional voice, messaging and data transport services. For instance, our plans assume sustained growth in traffic over our customers’ networks and in data center loads.
For this to happen, video streaming needs to continue to grow significantly, or new high-data use cases (for instance, Virtual
Reality or Augmented Reality) need to be developed and drive high concurrency traffic and demand for low latency services.In

100	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

addition, we need to be able to drive down power and cost per bit while increasing scale, agility and resiliency. Should these not materialize, demand for our products and services could be
negatively affected.
The financial condition of telecommunication providers has
driven them to cost containment actions and merger activity
that have in the past constricted capital expenditure, and may continue to do so in the future, resulting in further competition and pressure on pricing and profitability. In addition, the
investments of the telecommunication providers in the new
spectrum assets may reduce their funds available for investing in the new network infrastructure and related services.
Furthermore, the level of demand by telecommunication
providers, enterprise and other customers that purchase our
products and services is dependent on their ability to monetize their investment and introduce new use cases and can therefore change quickly and vary over short periods of time.
Telecommunication providers may also consolidate their
supplier base to our disadvantage — all the way to a one-
supplier model, for instance in a specific product area. In
addition, a portion of our revenues is driven by the timing of completion and customer acceptances. As a result of the
uncertainty and variations in the telecommunications and
vertical industries, accurate forecasting of revenues, results and cash flow remains difficult. Furthermore, significant reduction of business with us could result in the loss of benefits related to economies of scale.
We may be unable to respond successfully to technological
changes or to alternative technologies in the markets in which we operate. Market developments favoring new technological
solutions, such as cloud, virtualization, edge computing,
programmable networks, AI-enabled automation and
alternatives such as satellite communications may result in
reduced spending to the benefit of our competitors who have, or may have, a stronger position in such technologies. The
technological viability of standardized, low-margin hardware products in combination with the virtualization of functions can induce a change in purchase behavior, resulting in favoring
other vendors or in higher bargaining power versus Nokia due to more alternative vendors. Our customers may prefer best-of-
breed from multiple vendors, a single vendor or turn to
alternative vendors to maintain end-to-end services.
Additionally, new competitors may enter the industry as a result of acquisitions or shifts in technology. Furthermore, some
companies, including webscale companies, may drive a faster
pace of innovation in telecommunications infrastructure
through more collaborative approaches and open technologies
across access, backhaul, core and management.
We expect to generate a significant share of our growth from new customers, including webscale companies and vertical
customers, for example in transportation & logistics, energy, manufacturing, defense and public sector verticals. Each of
these sectors may face adverse industry developments, which
may significantly impact the size of investments addressable by us and our ability to address these investments, in terms of both having the right products available and being able to
obtain new customers and having the right go-to-market
capabilities and expertise to address the specific needs of these sectors. Furthermore, there are various incumbent and new
actors competing with Nokia in these customer groups we
strategically target. With these types of customers, the nature of competition and the required capabilities can be significantly different from the telecommunication provider market,
including competition based on access network, core network, cloud infrastructure, platforms, applications and devices, and related services.
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
A significant proportion of the net sales and profits that we generate have historically been derived from a limited number of customers. As consolidation among existing customers
continues, it is possible that an even greater portion of our net sales will be attributable to a smaller number of large
telecommunication providers. These developments are also
likely to increase the impact on our net sales based on the
outcome of certain individual agreement tenders.
Telecommunication providers are also increasingly entering into asset sharing arrangements, as well as joint procurement
agreements, which may reduce their investments and the
number of networks available for us to service. Furthermore, procurement organizations of certain large telecommunication providers sell consulting services to enhance the negotiating position of small operators with their vendors.
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

101	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
Our ability to manage our total customer financing and trade credit exposure depends on a number of factors, including, but not limited to, the market conditions affecting our customers, the levels and terms of credit available to us and our customers, the cooperation of export credit agencies and our ability to mitigate exposure on acceptable terms. We may be
unsuccessful in managing the challenges associated with the
customer financing and trade credit exposure that we may face from time to time, particularly in difficult financial conditions in the market. While defaults under financings, guarantees and
trade credits to our customers resulting in impairment charges and credit losses have not been significant for us in the past, these may increase in the future. Further, commercial banks
may not continue to be able or willing to provide sufficient long-
term financing, even if backed by export credit agency
guarantees, due to their own constraints, and certain of our competitors may also have greater access to such financing,
which could adversely affect our competitiveness. Additionally, we have sold certain receivables to banks or other financial institutions, and any significant change in our ability to continue this practice could impair our capability to mitigate such
payment risk and to manage our liquidity.
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
The industries in which we operate are characterized by rapidly evolving technologies, frequent new technological requirements, product feature introductions and evolving industry standards impacting company competitive position. The participants in the markets where we operate compete on the basis of product and service offerings, technical capabilities and quality in addition to price and affordability. As an example, virtualization and
cloudification of core and radio networks and the convergence of IT and telecommunications may lower barriers of entry for IT and webscale companies in the traditional telecommunications industry, or they may build up tight strategic partnerships with our traditional competitors or our telecommunication provider customers. New AI-native companies or existing competitors
leveraging AI more effectively could challenge Nokia's market share in various segments, including network automation,
software, and services.This enhanced competition may lead to increased price competition and negatively affect our margins.
Virtualization and disaggregation might also affect other parts of our portfolio and lead to changes in competitive landscape, business models, and margin profile. Fast emergence of new
standards shortens technology cycles which may render current products obsolete. Failure to integrate advanced AI capabilities into Nokia's core products and solutions (e.g., 5G/6G , network infrastructure and cloud, enterprise solutions) could render them less competitive or outdated compared to AI-enhanced
alternatives. Also, reaching certain technology limits, for
example in Optical or in spectral efficiency gains in 6G, might adversely change the demand pattern and competitive dynamics for our products and services.
Our business performance and results of operations will depend to a significant extent on our ability to succeed in the following areas:
▪maintaining and developing a competitive product portfolio
and service capability that is attractive to our customers, for instance by keeping pace with technological advances in our
industry and pursuing technologies that become
commercially accepted and price competitive, such as the
AI- nativity of networks;
▪maintaining compliance with regulatory requirements and
standards;
▪introducing new products, services and upgrades of current
products and doing so on a cost-efficient and timely basis;

102	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

▪developing new or enhancing existing processes and tools
for our service offerings;
▪optimizing the amount of customer or market-specific
technology, product and feature variants in our product
portfolio;
▪continuing to meet evolving expectations and enhancing the
quality of our products and services, complying with
emerging industry standards as well as introducing products
and services that have desired features and attributes, such as energy efficiency;
▪maintaining and building up strategic partnerships in our
value creation chain (e.g., in product creation, project
delivery and go-to-market approach); and
▪leveraging our technological strengths and addressing
competing technological and product developments carried
out by competitors while keeping prices and costs at
competitive levels.
The R&D of new, innovative and technologically advanced
products and software, as well as upgrades to current products and new generations of technologies, such as 5G-Advanced,
Open RAN, AI-native networks, 6G, co-packaged optics, data
center fabrics, next-generation broadband access and IoT, is a complex and an uncertain process requiring high levels of
innovation and investment, including trying to accurately
anticipate technological, regulatory and market trends. We may focus our resources on products and technologies that do not become widely accepted or ultimately prove unviable.
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
Inefficiencies, operational incidents, malfunctions or
disruptions of information technology systems and processes
could have a material adverse effect on our business and
results of operations. As our business operations, including those we have outsourced, rely on complex IT core systems,
networks and related services, our reliance on the precautions taken by us and external companies to ensure the reliability of our own and third-party IT systems, networks and related
services is increasing. Consequently, certain disruptions in IT systems and networks affecting us and our external providers could also have a material adverse effect on our business.
All IT systems, networks and processes are potentially
vulnerable to damage, incidents, malfunction or interruption from a variety of sources. Our own and customer-facing
operations rely on the efficient and uninterrupted operation of complex and centralized IT systems, networks and processes,
which are integrated with those of third parties.
We are, to a significant extent, relying on third parties for the provision of IT services. While we have outsourced certain
functions, we have also increased our dependence on the
reliability of external providers as well as on the security of communication with them. We may experience disruptions if our partners do not deliver as expected or if we are unable to
successfully manage systems and processes together with our
business partners. We will often need to use new service
providers and may, due to technical developments or choices
regarding technology, increase our reliance on certain new
technologies, such as cloud/SaaS, and certain other services that are used over the internet rather than using a traditional licensing model. Switching to new service providers and
introducing new technologies is inherently risky and may expose us to an increased risk of disruptions in our operations, for instance due to network inefficiency or outage, a cybersecurity or a compliance incident, malfunctions, failure in disaster
recovery or IT service continuity or other disruptions resulting from IT systems and processes.
We are committed to continuously enhancing the quality,
resilience, and security of our IT systems, supported by ongoing investments, in-sourcing and robust risk-management
practices. However, despite precautions taken by us, we may fail to successfully secure our IT. Our IT systems have in the past and may in the future, be affected by external factors such as telecommunications outages or evolving cybersecurity threats, including malware or ransomware. Any malfunction or disruption of our current or future systems, processes, networks or data leakages, could have a material adverse effect on our business, results of operations and brand value. A disruption of services relying on our IT, for instance, could cause significant
discontent among customers and their end-users and may
result in claims, contractual penalties or deterioration of our brand value. We are steadily modernizing our IT landscape as part of our digital transformation strategy. However, the legacy
IT systems waiting for upgrades may be gradually more
vulnerable to malfunction, disruptions or security incidents than the new IT systems replacing them.
We are exposed to risks related to information security. Our business model relies on solutions for distribution of services and software or data storage, which entail inherent risks relating to applicable regulatory regimes, cybersecurity incidents and other unauthorized access to network or data. Our business and operations rely on data confidentiality and security incidents may adversely affect privacy and/or our business.
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

103	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

worms and other malicious software, unauthorized
modifications, or other illegal activities that may cause potential security risks and other harm to us, our customers or
consumers and other end-users of our products and services.
Information Technology is rapidly evolving, the techniques used to obtain unauthorized access or sabotage systems change
frequently and the parties behind cyber-attacks and other types of industrial espionage are sophisticated and have extensive resources, and it is not commercially or technically feasible to mitigate all known vulnerabilities in a timely manner or to
eliminate all risk of cyber-attacks and data breaches. The
widespread availability of artificial intelligence capabilities adds an extra dimension to cyber threats resulting into more
sophisticated attack executed at scale. Additionally, we contract with multiple third parties in various jurisdictions who collect and use certain data on our behalf. Although we have processes in place designed to ensure appropriate collection, handling and use of such data, third parties may use the data inappropriately or breach laws and agreements in collecting, handling or using or leaking such data. Our business is also vulnerable to theft, fraud or other forms of deception, sabotage and intentional
acts of vandalism and espionage by third parties and
employees. Further, compared to our fully integrated group
companies, our ability to mitigate and oversee risk of cyber-
attacks and data breaches may be more limited in our joint
venture companies and other group companies having their own governance and system infrastructure, such as our local service companies focusing on network field services.
Cybersecurity incidents can lead to lengthy and costly incident response, remediation of the attack or breach, legal
proceedings and fines imposed on us, as well as adverse effects to our reputation and brand value. Additionally, cyber-attacks can be difficult to prevent, detect or contain. Certain cyber-
attacks have been and may in the future be successful and
evade our detection. We continue to invest in risk mitigating actions to keep pace with the fast evolution of the threat
landscape; however, there can be no assurance that such
investments and actions will prevent, detect or contain future cyber-attacks. Additionally, the cost and operational
consequences of implementing further information system
protection measures, especially if prescribed by national
authorities, could be significant. We may not be successful in implementing such measures in due course, which could lead to business disruptions and the implementation to be more
expensive, time-consuming and resource intensive. There are
increasing regulatory requirements globally mandating how
incidents should be managed and reported. Multi-faceted,
multi-jurisdictional reporting requirements may be difficult to comply within the timescales required or regulation may have an adverse impact on our ability to deal with the underlying event.
In connection with providing products and services to our
customers, certain data is collected, stored and processed
through us, either by us or by our business partners or
subcontractors in various jurisdictions. Loss, improper
disclosure or processing or leakage of any data collected by us, or which is made available to us or our partners or
subcontractors or stored in or through our products and
services, could have a material adverse effect on us and harm our reputation and brand. Additionally, governmental
authorities may seek to misuse our network products to access the personal data of individuals without our involvement; for example, through the generic lawful intercept capabilities of network infrastructure, impairing our reputation.
We may face problems or disruptions in manufacturing, service creation, delivery, logistics or supply chain. Such challenges include securing availability of resources or components to
meet demand, ability to adapt supply, defects in products or related software or services, and achieving required
efficiencies and flexibility.
We have an extensive supply network, including a geographically dispersed manufacturing network consisting of both our own
manufacturing and contract manufacturing partners. We, or
third parties that we have outsourced manufacturing and
services delivery to, may experience difficulties in adapting supply to meet fluctuating customer demand, ramping up and
down production, adjusting network implementation capabilities as needed on a timely basis, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical manufacturing
solutions for new products, managing the increasingly complex manufacturing process, service creation and delivery process and/or achieving required efficiencies and flexibility. In addition, these operations are exposed to various risks and potential
liabilities, including those related to geopolitics, transition to a low carbon economy, compliance with laws and regulations,
exposure to environmental non-compliance and liabilities and/
or other claims. In addition to operational complexity, these factors may increase costs related to our supply chain.
Our manufacturing operations depend on obtaining sufficient
quantities of fully functional products, components, sub-
assemblies, software, services, energy, and other resources on a timely basis. In certain cases, a particular component or
service may be available only from a limited number of suppliers or from a single supplier in the supply chain. Suppliers have and may, from time to time, extend lead times, limit supplies,
change their partner preferences, increase prices, provide poor quality supplies or be unable to adapt to changes in demand due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and services on a timely basis or increase our costs. For example, the past global semiconductor components shortage constrained our deliveries and led to increase in procurement prices. Forecasts showing extreme and rapidly accelerating demand for 800G pluggables, as the market is shifting from 400G as the standard to 800G, indicate that demand will outstrip supply in the coming years while the supply chain suffers from long lead times for critical components, single-source dependencies, and the complexities of ramping up new product manufacturing and qualification.The semiconductor supply chains are also highly interdependent and sensitive to policy disruptions. The continuing concerns around components and raw material availability, including postponed restrictions set by the Chinese government to export of
computer chips containing rare earth materials, and potential energy shortages in the market, if realized may have an impact on our ability to deliver to our customers, as well as increase our costs. We are working closely not only with our suppliers to ensure component availability but also with our customers to ensure we can meet their needs. We are also continuously
optimizing our critical material buffer to prepare for balancing short-term disruptions. Many of our competitors and also
companies from other industries utilize the same contract
manufacturers, component suppliers and service vendors. If
they have purchased capacity or components ahead of us, or if there is significant consolidation in the relevant supplier base, this could prevent us from acquiring the required components or services, which could limit our ability to supply our customers and increase our costs. Our increasing involvement in defense related projects may trigger the need to involve specialized and unique suppliers. Disruptions in this specialized supply chain may adversely impact our ability to fulfill contractual
obligations.

104	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
Adverse events, such as geopolitical disruptions, natural or man-made disasters, civil unrest or health crises, have and
may continue to have an impact on our service delivery,
production sites and/or the production sites of our suppliers and partners which are geographically concentrated.
Many of our production sites or the production sites of our
suppliers and partners are geographically concentrated, with a majority of such suppliers and partners based in Asia. With
Infinera acquisition we gained ownership of semiconductor
manufacturing facilities in California. We rely on efficient logistics chain elements, such as regional distribution hubs and transport chain elements (main ports, streets and airways). In the recent years, we have regionalized our supply network to increase resilience. However, in the event that any of these geographic areas are affected by any adverse conditions that disrupt production or deliveries from our suppliers and partners, which includes trade restrictions, severe impacts of
environmental events, geopolitical events such as tensions by the Red Sea, man-made or natural disasters (for instance,
flooding, heavy rain, earthquakes, or extreme heat that climate change is expected to further intensify), war, civil unrest or health crises, our ability to deliver our products on a timely basis could be adversely affected. In a similar manner, these adverse conditions may also cause disruption to our service creation and delivery, which, in either case, may lead to a material adverse effect on our business and results of operations.
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
Our workforce has fluctuated over recent years as we have
introduced changes in our strategy to respond to our business targets and endeavors. We continue with the strategic and
operational changes announced in October 2023. The related
program is expected to lead to a 72 000 to 77 000-employee
organization. Such changes and uncertainty may cause
disruption, fatigue and dissatisfaction among employees as our efforts to evolve our business and maximize operational
efficiency continue. Employee motivation, energy, focus, morale and productivity may be reduced, causing inefficiencies and
other problems across the organization and potentially resulting in the loss of key employees and increased costs in resolving and addressing such matters. The loss of key employees could result in resource gaps, some of which may only be noticed after a certain period of time or which negatively impact our
relationship with customers, vendors or other business partners.
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
Our continued transformation towards a high-performance,
technology-driven organization presents reputational and cultural risks. If our initiatives in building the desired culture are deemed aggressive, it may cause reputational harm and affect employer brand and stakeholder perception. If these cultural changes are not widely adopted or fully integrated into everyday business practices, there is a risk of misalignment between strategic objectives and employee behaviors. Insufficient engagement or poor integration of the new cultural mindset could undermine the progress of our business transformation efforts.
Risks associated with intellectual property
rights and licensing
Our patent licensing income and other intellectual property-
related revenues are subject to risks and uncertainties such as our ability to maintain our existing sources of intellectual property-related revenue, establish new sources of revenue

105	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
We continue to expand the scope of our licensing activities to other areas, in particular those that implement mobile
communications and multimedia technologies, such as the
automotive, consumer electronics, IoT, certain services and
multimedia. The actors in some of these industries may not
have traditionally paid intellectual property-related royalties and the expansion of our licensing activities into such industries may involve litigation. In addition, entering highly fragmented markets or markets with a high volume of licensees may affect our effectiveness and/or profitability.
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

106	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
Since all technology standards that we use and rely on, including mobile communication technologies such as the Universal
Mobile Telecommunications System (UMTS), Long-Term
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
We conduct our business globally, being subject to direct and indirect regulation and exposed to geopolitical and regulatory risks, such as complex regulatory frameworks, unfavorable or unpredictable treatment in relation to trade sanctions, tariffs, tax matters and export controls (such as the changes in the
U.S. and multilateral trade policies, including the export and import controls and laws, particularly with regard to China,
Mexico, Canada and the EU), exchange controls and other
restrictions. We are also exposed to geopolitical conflicts and military actions, labor unrest, civil unrest, and public security and safety threats. These all could have a material adverse
effect on us and our supply chain and our ability to sell or

107	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

supply products and services, including network infrastructure equipment and components manufactured in such countries.
We have witnessed political unrest and open conflicts in the past in various markets in which we conduct business or in which we have operations, which have adversely affected our sales, profitability or operations in these markets, including the safety and security of our employees, and also in certain cases
affected us outside these countries or regions. Any recurrence or escalation of such unrest could have a further material
adverse effect on our people, sales or results of operations. For instance, an expansion of the current tensions in the Middle
East with open conflict in the region or any further deterioration of the security situation in countries in the Sahel and West
Africa, could impact our business on multiple levels such as market access over supply chain, general economic
developments, security and safety of our operations in
concerned countries, potential sanctions or boycotts, and
reputational impacts. Escalating tensions in Venezuela, East Asia and territorial disputes by the South China Sea could lead to various risks, including short- or long-term supply chain
disruptions from Taiwan. Should we decide to exit or otherwise alter our presence in a particular market, this may have an
adverse effect on us through, for example, disruption to our operations in the event we need to relocate significant parts of our operations, triggered investigations, tax audits by
authorities, claims by contracting parties or reputational
damage.
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
Export controls, tariffs or other fees or levies imposed on our products and environmental, health, product safety, data
protection and security, consumer protection, money
laundering and other regulations that adversely affect the
export, import, technical design, pricing or costs of our
products could adversely affect our sales and results of
operations. Further, we rely on multilateral trade regimes to help ensure a balanced playing field. Conflicts between
countries and geopolitical tensions may lead to implementation of multiple and possibly conflicting unilateral measures or
uncertainties impacting trade of products and services and
which may also affect our customers’ ability or willingness to invest in capital expenditures and increase our costs or have adverse impacts on our operations and supply chain. For
instance, we use products, components and sub-assemblies
that are sourced from China, Mexico and Canada and are
therefore subject to risks associated with international trade conflicts including between the U.S. and such countries,
particularly with respect to export and import controls and laws, such as additional tariffs on foreign products implemented by the U.S. government. Increasing tariffs could impact raw
material prices, the cost of component parts and
transportation. Any of the foregoing could have an adverse
effect on our business, prospects, financial condition and
results of operations.
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
Governments and regulators, particularly after changes in
political regimes, may make legal and regulatory changes, slow down or reverse the adoption of favorable policy measures, or interpret and apply existing laws in ways that make our products and services less appealing to customers or require us to incur substantial costs, change our business practices or prevent us from offering our products and services. In particular, there is a growing trend in many countries to require minimum local
content in products and/or services, and we may be required to invest in certain movement of operations or joint ventures to retain market share. Restrictive government policies or actions or limitations on visas or work permits for certain foreign
workers, may make it difficult for us to move our employees
into and out of these jurisdictions. Our operations as well as employee recruitment and retention depend on our ability to
obtain the necessary visas and work permits for our employees to travel and work in the jurisdictions in which we operate. The impact of changes in or uncertainties related to general
regulation and trade policies could adversely affect our business and results of operations even in cases where the regulations do not directly apply to us or our products and services.
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

108	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

this fragmentation, we face a risk in the inability to meet
regulatory or market expectations, such as on security and
privacy in our products and services, and perceived or actual breaches of our information systems or customer information
systems if fault is attributable to Nokia. The regulatory
simplification effort launched in 2025 by the European
Commission in the field of sustainability and the digital
economy could fail to find the right balance between political ambitions and practical considerations, which might negatively affect Nokia due to volatility, lack of harmonization and
conflicting regulatory requirements. From a spectrum policy
perspective, unrealistic spectrum pricing, failure to enable access to additional spectrum in various bands and/or failure to achieve frequency band harmonization could also adversely
impact Nokia’s customers and Nokia itself.
New developments and changes in applicable non-personal data and privacy-related regulatory frameworks, such as the EU
General Data Protection Regulation (GDPR), the EU Data Act and
the recent adoption of EU AI Act, and similar regulations in other jurisdictions could have a significant impact on our business.
This includes possible changes that increase operational costs, limit or restrict possibilities to offer products or services, or reduce or could be seen to reduce the data protection aspects of our offerings. For instance, data use rights and restrictions are increasingly country and customer specific requiring
bespoke operational support and creating a risk of contractual or regulatory non-compliance. Due to geopolitical tensions,
more customers are requiring extensive information about
supply chain personnel for background checks, creating a risk of privacy law breach. Also, countries could require governmental interception capabilities or issue regulations aimed at allowing direct government access to data for the products and services we offer diminishing our privacy assurances and potentially
limiting our ability to use components, products or software that we have developed or sourced from other companies. We
may also be adversely affected if we decide to reduce our sales to such markets.
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
An increase in the protectionist stances of governments around the world, which impact the free flow of data across borders, has already affected and may further affect our global service delivery model. Furthermore, we observe that enforcement
actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to
increase. Unauthorized disclosure, transfer or loss of sensitive or confidential data, whether through systems failure, employee negligence, fraud or misappropriation, by us, our vendors or other parties with whom we do business (if they fail to meet the standards we impose) could subject us to significant litigation, monetary damages, regulatory enforcement actions, fines and
criminal prosecution in one or more jurisdictions. In addition, our involvement in defense related projects results in the
applicability of defense industry regulations.
In addition to the existing data protection regulations, we
recognize the increasing importance of security regulations that impact various aspects of our operations. These regulations are not limited to data protection but also encompass network
security, product compliance, and associated costs. Current and future regulatory moves in various jurisdictions highlight the need for compliance with security standards that affect our product lines and operational decisions. These regulations may lead to increased costs and complexities due to the lack of harmonization across different jurisdictions. While these regulations may not directly impact us at present, they have indirect effects on our business operations and strategic planning.
Artificial intelligence has the potential to revolutionize our operations by providing valuable tools that augment our
capabilities and enable the delivery of higher-performing
products and services. By leveraging AI, we can efficiently and reliably process large volumes of data, automate tasks that are too complex or time-consuming to perform manually, and
unlock new insights that inform our decision making. While AI adoption offers numerous benefits, it also presents several
risks and challenges. One of the main risks is the potential for non-responsible use of AI, which could lead to non-compliance with relevant regulations, such as the new EU AI Act, loss of sensitive data or intellectual property, or inadvertent
infringement of third-party rights. Additionally, careless use of
AI or poor governance of underlying data can lead to accidental use of personal or sensitive data, misuse of proprietary or
confidential inputs, errors in work product and create new
vulnerabilities in our systems, which could be exploited by
malicious actors, leading to data breaches or other security incidents. Another risk associated with AI is the potential for bias in AI decision making. AI systems can perpetuate existing biases and discriminatory practices, which could lead to unfair treatment of customers or employees. Furthermore, the
regulatory landscape around artificial intelligence is evolving and there is a risk that regulation outside the EU may be less robust and more permissive, which could reduce our innovative agility and competitiveness. Governments that are seeking
national control of AI and digital systems are causing
fragmented operations and reducing global scale.
Despite the perceived simplification and de-prioritization of sustainability by the EU and the U.S. governing authorities, we are still seeing an increase in climate and other sustainability-
related regulations and customer requirements globally and an increase in related litigation by affected stakeholders. Even with simplification of regulatory requirements, expectations for
Nokia as a large multinational remain high and are increasingly tied to financing and operating permissions. For instance, In the
EU the December 2025 Omnibus deal simplifies the Corporate
Sustainability Reporting Directive and the Corporate
Sustainability Due Diligence Directive by raising applicability thresholds but does not remove obligations for large companies like Nokia maintaining the due diligence expectations across global value chains.
The adoption of the ISSB issued sustainability reporting
standards by a large number of jurisdictions around the world is resulting in a patchwork of different national reporting
requirements in several jurisdictions relevant to Nokia. The regulatory environment around sustainability remains highly
volatile and the uncertainty is only increasing given the divergent views of the U.S. (including between the states inside the U.S.)
and the EU. Irrespective of that, Nokia is required to fulfill its legal obligations in the countries where it does business, with sustainability reporting being still a major compliance focus.
Changes to existing regulation related to sustainable finance, such as the EU Taxonomy Regulation and its delegated acts, the
California Corporate Data Accountability Act, the Climate Related
Financial Risk Act and the Australian mandatory climate risk reporting laws will lead to increased reporting obligations, controls and documentation requirements.

109	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
In many parts of the world where we operate, local practices and customs may be inconsistent with our policies, including the Nokia
Code of Conduct, and could violate anti-corruption laws, including the FCPA and the UK Bribery Act 2010, and applicable European
Union regulations, as well as applicable economic sanctions, embargoes and applicable competition and privacy laws. Our
employees, or other parties acting on our behalf, could violate policies and procedures intended to promote compliance with
anti-corruption laws, economic sanctions, competition or privacy laws or other applicable regulations. Violations of these laws by our employees or other parties acting on our behalf, regardless of whether we had participated in such acts or had knowledge of such acts, could result in us or our employees becoming subject to criminal or civil enforcement actions, including fines or penalties, disgorgement of profits and suspension or disqualification of sales. Additionally, violations of law or allegations of violations, such as against human rights, may result in reputational harm and loss of business and adversely affect our brand and reputation.
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
Although our products are designed to meet all relevant safety standards and other recommendations and regulatory
requirements globally, we cannot guarantee we will not become subject to product liability claims or be held liable for such claims, which could have a material adverse effect on us. Even a perceived risk of adverse health effects connected to our
products could have a material adverse effect on us, for
instance, through a reduction in the demand for mobile networks or increased difficulty in obtaining sites for base stations.
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
Nokia is a publicly listed company and, as such, subject to various securities, reporting and accounting rules and regulations. For instance, we must monitor and assess our internal control over financial and sustainability reporting and the compliance of those with the applicable rules and regulations. Furthermore, the maturity of our internal control over sustainability reporting is still to reach the maturity level of internal control over financial reporting. A failure of our corporate functions, our business groups, our operating subsidiaries or our joint ventures to maintain effective internal control over financial and sustainability reporting, or to comply with the applicable securities, reporting and accounting rules and regulations, could adversely affect the accuracy and timeliness of our financial reporting, which could result, for instance, in loss of confidence in us or in the accuracy and completeness of our financial reports and the Sustainability Statement, or otherwise in the imposition of fines or other regulatory
measures, which could have a material adverse effect on us.
Integrity and high ethical standards are an essential part of our culture. However, despite our Group-wide compliance measures, including ethical business trainings and other actions (including towards our suppliers and other parties with which we conduct business), we may not be able to prevent breaches of law or
governance standards within our business, subsidiaries, joint ventures or in our supply chain. If we fail to or are unable to comply with applicable law and regulations, we could experience penalties and adverse rulings in enforcement and other proceedings.
We are involved in joint ventures and other affiliated companies with their own governance and system infrastructure and are
exposed to risks inherent to companies under joint
management or not having direct management control.
We have a number of joint ventures, including those where Nokia is the minority partner, and other affiliated companies with their own

110	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
In periods when the capital and credit markets experience
significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. Deteriorating
economic conditions or financial uncertainty in any of the
markets in which we sell our products could reduce business
confidence and adversely impact spending patterns, and thereby could adversely affect the amounts, sources and cost of capital available to us. Our business requires a significant amount of cash as we continue to invest in our R&D and other future
capabilities. We rely on multiple sources of funding for short-
term and long-term capital and aim to minimize the liquidity risk by maintaining a sufficient cash position and having committed credit lines in place. However, if economic conditions deteriorate or the credit market tightens, there can be no assurances that we will be able to generate sufficient amounts of capital or to maintain an efficient capital structure from time to time.
We also may not be able to have access to additional sources of funds that we may need from time to time with reasonable
terms, or at all. If we cannot access capital or sell receivables on a commercially viable basis, our business, financial condition and cash flow could materially suffer.
We may not be able to maintain our investment grade credit
ratings
Credit rating agencies, such as Moody’s, S&P Global Ratings and
Fitch have assigned credit ratings to us. Our goal is to maintain our investment grade credit ratings. However, there can be no assurances that we will be able to maintain our current
investment grade credit ratings.
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

111	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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
We are exposed to various employee cost-related risks,
including those related to pension, and other post-employment benefits (OPEB). In the US, we maintain significant employee pension benefit plans and a significant retiree welfare benefit plan (providing post-employment healthcare benefits and post-
employment life insurance coverage). Outside the US, we
contribute to pension schemes for large numbers of current
and former employees. The US and non-US plans and schemes
have funding requirements that depend on, among other things, various legal requirements, how assets set aside to pay for
those obligations are invested, the performance of financial markets, interest rates, assumptions regarding the life
expectancy of covered employees and retirees, and medical
cost inflation and medical care utilization. To the extent that any of those variables change, the funding required for those plans and schemes may increase, adversely affecting our results of operations and cash flow.
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
We assess the carrying amount of goodwill annually, or more
frequently if events or changes in circumstances indicate that such carrying amount may not be recoverable. We assess the carrying amount of other identifiable assets if events or changes in
circumstances indicate that their carrying amounts may not be recoverable, for instance, if we would not generate revenues from our businesses as anticipated, or if our businesses would not generate sufficient positive operating cash flows. These, or other factors, may lead to a decrease in the value of our assets, including intangible assets and the goodwill attributed to our businesses, resulting in impairment charges that may adversely affect our net profit for the year. While we believe the estimated recoverable values are reasonable, actual performance in the short- and long-
term and our assumptions on which we base our calculations could materially differ from our forecasts, which could impact future estimates of our businesses’ recoverable values, and may result in impairment charges.
Risks associated with ownership of our shares
The amount of dividend and/or repayment of capital and other profit distributions such as share buybacks to shareholders for each financial period is uncertain.
As announced on 29 January 2026, our Board proposes that the
Annual General Meeting 2026 authorizes the Board to resolve
on the distribution of an aggregate maximum of EUR 0.14 per
share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity in respect of financial year 2025.
Our Annual General Meeting 2025, held on 29 April 2025,
authorized the Board to resolve on the distribution of an
aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity in respect of the financial year 2024.
Furthermore, in November 2024, the Board initiated a share
buyback program under the authorization granted by the Annual
General Meeting 2024 to offset the dilutive effect of the Infinera acquisition. The program targeted to repurchase 150 million shares for an aggregate purchase price not exceeding EUR 900 million. The repurchases commenced in November 2024 and the program was
completed in April 2025 reducing the company’s unrestricted
equity by approximately EUR 703 million.
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
Our share and/or ADS price may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. In addition to the factors described in this “Risk
Factors” section, other factors that could cause fluctuations in our share price include, among others, high volatility in the securities markets generally and volatility in telecommunications and
technology companies’ securities in particular, trading volumes, speculation in the media or retail or institutional investment communities regarding the Company and our prospects, future
developments in our industry and competitors, our financial results and the expectations of financial analysts, as well as the timing or content of any public communications, including reports of
operating results, by us or our competitors. Further, factors in the public trading market for our stock may produce price movements that may or may not comport with macro, industry or company-
specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors.

112	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
•Risk factors
Significant subsequent events
General facts on Nokia
Financial statements
Other information

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

113	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
Selected financial data
Operating and financial review
Business integrity
Environment
Shares and shareholders
Articles of Association
Risk factors
•Significant subsequent events
General facts on Nokia
Financial statements
Other information

Significant subsequent events
Nokia to operate with two primary operating segments
Nokia announced on 19 November 2025, together with its new
strategy, that it will reorganize its business into two primary operating segments to better align to customer needs and
accelerate innovation as the AI supercycle increases demand for advanced connectivity. This reorganization took effect as of 1
January 2026.
The reorganization recognizes Network Infrastructure as a
growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of
three business units Optical Networks, IP Networks and Fixed
Networks and is led by David Heard.
The new Mobile Infrastructure segment brings together Nokia’s
Core Networks portfolio, Radio Networks portfolio and
Technology Standards (formerly Nokia Technologies). It is
positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G.
The new segment brings together a portfolio whose value
creation is founded on mobile communication technologies
based on 3GPP standards with a strong cash flow position
underpinned by IP licensing. It is led by Justin Hotard on an interim basis and consists of three business units Core
Software, Radio Networks and Technology Standards.
In addition, as part of its strategy work, Nokia identified several units which are not seen as core to the future of the company’s strategy. These units were moved into a dedicated operating
segment called Portfolio Businesses while the company
assesses the best value creating opportunity for them. The
units moved were:
▪Fixed Wireless Access CPE (previously in Fixed Networks in
Network Infrastructure)
▪Site Implementation and Outside Plant (previously in Fixed
Networks in Network Infrastructure)
▪Enterprise Campus Edge (previously in Cloud and Network
Services)
▪Microwave Radio (previously in Mobile Networks)

114	Nokia Annual Report on Form 20-F 2025
General facts
on Nokia

American Depositary Shares	115
Controls and procedures	115
Government regulation	116
Sales in United States-sanctioned countries	116
Taxation	117
Key ratios	120
Alternative performance measures	121

115	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
•American Depositary Shares
•Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
Taxation
Key ratios
Alternative performance
measures
Financial statements
Other information

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
Payments
In 2025, our Depositary made the following payments on our
behalf in relation to our ADS program:

Category	Payment, USD
Settlement infrastructure fees (including the Depositary Trust Company fees)	1 091 650.64
Proxy process expenses (including printing, postage and distribution)	1 411 882.51
Legal fees	159 427.50
NYSE listing fees	500 000.00
Investor relations expenses	569 933.72
Total	3 732 894.37
Additionally for 2025, our Depositary reimbursed us
USD 11 500 000 mainly related to contributions towards our
investor relations activities, including investor meetings and conferences and fees of investor relations service vendors, and other miscellaneous expenses related to the listing of our ADSs in the United States.
Controls and procedures
Our management, with the participation of our President and
CEO and our Chief Financial Officer, conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities
Exchange Act of 1934, as amended (the Exchange Act), of the
effectiveness of our disclosure controls and procedures at 31
December 2025. Based on such evaluation, our President and
CEO and our Chief Financial Officer have concluded that our
disclosure controls and procedures were effective.
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
Committee of Sponsoring Organizations of the Treadway
Commission (COSO). Based on this evaluation, our management
has assessed the effectiveness of Nokia’s internal control over financial reporting at 31 December 2025 and concluded that
such internal control over financial reporting was effective.
The effectiveness of our internal control over financial reporting at 31 December 2025 has been audited by Deloitte Oy, an
independent registered public accounting firm. Refer to section
“Reports of independent registered public accounting firm”.

116	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
•Government regulation
•Sales in United States-
sanctioned countries
Taxation
Key ratios
Alternative performance
measures
Financial statements
Other information

Changes in internal control over financial
reporting
There have been no changes in our internal control over
financial reporting during 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Attestation report of the registered public
accounting firm
Refer to section ‘Reports of independent registered public
accounting firm’.
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
We proactively exchange views and address the impact of any
planned changes to the regulatory environment on our business activities with state agencies, regulators and other decision-
makers either through our government relations
representatives in various geographies and through our experts, or indirectly through memberships in industry associations.
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
In connection with the activities relating to Iran, we have a local office in Iran that employed one employee at the end of 2025 through a branch of a Finnish subsidiary. Nokia is the controlling shareholder in Pishahang Communications Network
Development Company (Pishahang). The other minority
shareholder in Pishahang is Information Technology Application
Development TACFAM Company (Tacfam).
We continue to maintain routine contacts with governmental
agencies in Iran as required, for example, to maintain a legal presence and office facilities in Iran, pay taxes and employ an
Iranian national.
In 2025, we had no sale activity in Iran.
Although it is difficult to evaluate with any reasonable degree of certainty, we have concluded that we cannot exclude the
possibility that Tacfam is owned or controlled, directly or
indirectly, by the government of Iran. None of our activities involve
US affiliates of Nokia, or any persons from the United States.
Nokia does not normally allocate net profit on a country-by-
country or activity-by-activity basis, other than as set forth in
Nokia’s consolidated financial statements prepared in
accordance with IFRS. Therefore, for this exercise in the past,
Nokia reflected its sales margin in lieu of the net profit/loss. In
2025, we recognized no sales or sales margin from any customer.
Although we evaluate our business activities on an ongoing
basis, we intend to continue not accepting any new business
in Iran in 2026.

117	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
•Taxation
Key ratios
Alternative performance
measures
Financial statements
Other information

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

118	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
•Taxation
Key ratios
Alternative performance
measures
Financial statements
Other information

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

119	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
•Taxation
Key ratios
Alternative performance
measures
Financial statements
Other information

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

120	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
Taxation
•Key ratios
Alternative performance
measures
Financial statements
Other information

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
Number of shares traded during the year
Average number of shares during the year

121	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
Taxation
Key ratios
•Alternative performance
measures
Financial statements
Other information

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
Return on capital employed %
Definition
Return on capital employed is defined as (Profit before tax + Interest expense on interest-bearing liabilities) / (Average capital and reserves attributable to equity holders of the parent + average non-controlling interests + average interest-bearing liabilities).
Purpose
Return on capital employed indicates how efficiently Nokia uses its capital to generate profits.
Composition of return on capital employed %:

EURm	2025	2024	2023
Profit before tax	915	2 091	1 469
Interest expense on interest-bearing liabilities	141	209	201
Total	1 056	2 300	1 670
Average capital and reserves attributable to equity holders of the parent(1)	20 812	20 597	20 935
Average non-controlling interests(1)	91	91	92
Average interest-bearing liabilities(1)	3 650	4 040	4 334
Total capital employed	24 553	24 728	25 361
Return on capital employed %	4.3%	9.3%	6.6%
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
Purpose
Return on shareholders’ equity indicates how efficiently Nokia uses the capital invested by its shareholders to generate profits.
Composition of return on shareholders’ equity %:

EURm	2025	2024	2023
Profit for the year attributable to equity holders of the parent	651	1 277	665
Average capital and reserves attributable to equity holders of the parent(1)	20 812	20 597	20 935
Return on shareholders’ equity %	3.1%	6.2%	3.2%
(1)Calculated as the average of opening and closing balance for the year as presented in the consolidated statement of financial position. Refer to the consolidated financial statements.
Equity ratio %
Definition
Equity ratio % is defined as (Total capital and reserves attributable to equity holders of the parent
+ non-controlling interests) / Total assets.
Purpose
Equity ratio indicates the proportion of assets financed by the capital provided by the equity holders of the parent to the total assets of Nokia.
Composition of equity ratio %:

EURm	2025	2024	2023
Total capital and reserves attributable to equity holders of the parent	20 967	20 657	20 537
Non-controlling interests	91	90	91
Shareholders’ equity	21 058	20 747	20 628
Total assets	37 597	39 149	39 860
Equity ratio %	56.0%	53.0%	51.8%

122	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
Taxation
Key ratios
•Alternative performance
measures
Financial statements
Other information

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
Composition of total cash and interest-bearing financial investments:

EURm	2025	2024	2023
Cash and cash equivalents	5 462	6 623	6 234
Current interest-bearing financial investments	961	1 661	1 565
Non-current interest-bearing financial investments	368	457	715
Total cash and interest-bearing financial investments	6 791	8 741	8 514
Net cash and interest-bearing financial investments
Definition
Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities.
Purpose
Net cash and interest-bearing financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
Composition of net cash and interest-bearing financial investments:

EURm	2025	2024	2023
Total cash and interest-bearing financial investments
Cash and cash equivalents	5 462	6 623	6 234
Current interest-bearing financial investments	961	1 661	1 565
Non-current interest-bearing financial investments	368	457	715
Interest-bearing liabilities
Long-term interest-bearing liabilities	(2 329)	(2 918)	(3 637)
Short-term interest-bearing liabilities	(1 084)	(969)	(554)
Net cash and interest-bearing financial investments	3 378	4 854	4 323
Net debt to equity (gearing) %
Definition
Net debt to equity (gearing) % is defined as Interest-bearing liabilities less Total cash and interest-
bearing financial investments / (Total capital and reserves attributable to the equity holders of the parent + Non-controlling interests).
Purpose
Net debt to equity ratio presents the relative proportion of shareholders’ equity and interest-
bearing liabilities used to finance Nokia’s assets and indicates the leverage of Nokia’s business.
Composition of net debt to equity (gearing) %:

EURm	2025	2024	2023
Interest-bearing liabilities
Long-term interest-bearing liabilities	2 329	2 918	3 637
Short-term interest-bearing liabilities	1 084	969	554
Total cash and interest-bearing financial investments
Cash and cash equivalents	(5 462)	(6 623)	(6 234)
Current interest-bearing financial investments	(961)	(1 661)	(1 565)
Non-current interest-bearing financial investments	(368)	(457)	(715)
Net debt	(3 378)	(4 854)	(4 323)
Total capital and reserves attributable to equity holders of the parent	20 967	20 657	20 537
Non-controlling interests	91	90	91
Shareholders’ equity	21 058	20 747	20 628
Net debt to equity (gearing) %	(16.0)%	(23.4)%	(21.0)%
Free cash flow
Definition
Free cash flow is defined as Net cash flows from operating activities less purchases of property, plant and equipment and intangible assets (capital expenditures).
Purpose
Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Composition of free cash flow:

EURm	2025	2024	2023
Net cash flows from operating activities	2 071	2 493	1 317
Purchase of property, plant and equipment and intangible assets (capital expenditures)	(606)	(472)	(652)
Free cash flow	1 465	2 021	665

123	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
American Depositary Shares
Controls and procedures
Government regulation
Sales in United States-
sanctioned countries
Taxation
Key ratios
•Alternative performance
measures
Financial statements
Other information

Capital expenditure
Definition
Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).
Purpose
Capital expenditure is used to describe investments in future profit-generating activities.
Composition of capital expenditure:

EURm	2025	2024	2023
Purchase of property, plant and equipment and intangible assets	(606)	(472)	(652)
Capital expenditure	(606)	(472)	(652)
Comparable operating profit
Definition
Comparable operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring-related charges, transaction and related costs, including integration costs, and certain other items affecting comparability.
Purpose
We believe that the comparable operating profit provides meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration.
Composition of comparable operating profit:

EURm	2025	2024	2023
Operating profit(1)	885	1 970	1 733
Restructuring and associated charges	478	445	356
Amortization and depreciation of acquired intangible assets and property, plant and equipment	444	314	341
Release of acquisition-related fair value adjustments to deferred revenue and inventory	88	—	—
Provision for contractual claims	66	—	—
Transaction and related costs, including integration costs	33	23	—
Loss on defined benefit plan amendment	24	—	—
Disposal of businesses	6	(67)	(20)
Divestment of associates	—	(190)	—
Impairment and write-off of assets, net of reversals	—	89	25
Costs associated with country exit	—	—	(49)
Other⁽¹⁾	—	—	23
Comparable operating profit(1)	2 024	2 584	2 409
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.
Comparable operating margin %
Definition
Comparable operating margin is defined as Comparable operating profit / Net sales.
Purpose
Comparable operating margin is used as a measure of Nokia’s operating profitability as a percentage of net sales excluding intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring-related charges, transaction and related costs, including integration costs and certain other items affecting comparability.
As with comparable operating profit, we believe that the comparable operating margin provides meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results.
Composition of comparable operating margin:

EURm	2025	2024	2023
Comparable operating profit(1)	2 024	2 584	2 409
Net sales	19 889	19 220	21 138
Comparable operating margin %	10.2%	13.4%	11.4%
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.

124	Nokia Annual Report on Form 20-F 2025
l

Section 6: Other information	183
6.1. Commitments, contingencies and legal proceedings	183
6.2. Acquisitions	184
6.3. Principal Group companies	186
6.4. Related party transactions	187
6.5. Subsequent events	187

Reports of independent registered public accounting firm (PCAOB ID 1131)	188

125	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
•Consolidated financial
statements
Notes to the consolidated
financial statements
Other information

Consolidated financial
statements
Consolidated income statement
For the year ended 31 December

EURm	Note	2025	2024	2023
Net sales	2.1, 2.2	19 889	19 220	21 138
Cost of sales	2.2, 2.3	(11 230)	(10 356)	(12 592)
Gross profit		8 659	8 864	8 546
Research and development expenses	2.2, 2.3	(4 855)	(4 512)	(4 277)
Selling, general and administrative expenses(1)	2.2, 2.3	(3 073)	(2 872)	(2 863)
Other operating income(1)	2.2, 2.3	42	385	224
Other operating expenses	2.2, 2.3	112	105	103
Operating profit⁽¹⁾		885	1 970	1 733
Share of results of associates and joint ventures	2.2, 6.4	19	7	(39)
Financial income(1)	2.2, 2.4	257	434	354
Financial expenses	2.2, 2.4	(246)	(320)	(579)
Profit before tax		915	2 091	1 469
Income tax expense	2.5	(277)	(380)	(820)
Profit from continuing operations		638	1 711	649
Profit/(loss) from discontinued operations	2.6	22	(427)	30
Profit for the year		660	1 284	679
Attributable to:
Equity holders of the parent		651	1 277	665
Non-controlling interests		9	7	14

Earnings per share attributable to equity holders of the parent	2.7	EUR	EUR	EUR
Basic
Profit from continuing operations		0.12	0.31	0.11
Profit for the year		0.12	0.23	0.12
Diluted
Profit from continuing operations		0.11	0.31	0.11
Profit for the year		0.12	0.23	0.12
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies.
The notes are an integral part of these consolidated financial statements.

126	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
•Consolidated financial
statements
Notes to the consolidated
financial statements
Other information

Consolidated statement of comprehensive income
For the year ended 31 December

EURm	Note	2025	2024	2023
Profit for the year		660	1 284	679
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(24)	408	(343)
Income tax related to items that will not be reclassified to profit or loss	2.5	7	(85)	61
Total of items that will not be reclassified to profit or loss		(17)	323	(282)
Items that may be reclassified to profit or loss
Translation differences
Exchange differences on translating foreign operations		(1 625)	615	(554)
Transfer to income statement		(2)	(78)	19
Net investment hedges
Net fair value gains/(losses)		111	(40)	135
Cash flow and other hedges
Net fair value gains/(losses)		65	23	(24)
Transfer to income statement		(64)	(2)	(37)
Financial assets at fair value through other comprehensive income
Net fair value gains/(losses)		32	83	(110)
Transfer to income statement		(23)	(64)	120
Other increase/(decrease), net		7	3	(4)
Income tax related to items that may be reclassified to profit or loss	2.5	(28)	8	(10)
Total of items that may be reclassified to profit or loss		(1 527)	548	(465)
Other comprehensive (loss)/income, net of tax		(1 544)	871	(747)
Total comprehensive (loss)/income for the year, net of tax		(884)	2 155	(68)
Attributable to:
Equity holders of the parent
Continuing operations		(911)	2 624	(91)
Discontinued operations		22	(477)	13
Total		(889)	2 147	(78)
Non-controlling interests		5	8	10
The notes are an integral part of these consolidated financial statements.

127	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
•Consolidated financial
statements
Notes to the consolidated
financial statements
Other information

Consolidated statement of financial position
At 31 December

EURm	Note	2025	2024
ASSETS
Non-current assets
Goodwill	4.1	5 996	5 736
Other intangible assets	4.1	1 399	802
Property, plant and equipment	4.2	1 570	1 362
Right-of-use assets	4.3	920	758
Investments in associated companies and joint ventures	6.4	180	124
Non-current interest-bearing financial investments	5.2, 5.4	368	457
Other non-current financial assets	5.2, 5.4	1 072	1 182
Defined benefit pension assets	3.4	6 380	6 932
Deferred tax assets	2.5	3 643	3 599
Other non-current receivables	4.6	277	210
Total non-current assets		21 805	21 162
Current assets
Inventories	4.4	2 209	2 163
Trade receivables	4.5, 5.2, 5.4	4 975	5 248
Contract assets	4.5	805	694
Current income tax assets	2.5	256	202
Other current receivables	4.6	784	767
Current interest-bearing financial investments	5.2, 5.4	961	1 661
Other current financial assets	5.2, 5.3, 5.4	340	629
Cash and cash equivalents	5.2, 5.4	5 462	6 623
Total current assets		15 792	17 987
Total assets		37 597	39 149

EURm	Note	2025	2024
SHAREHOLDERS’ EQUITY AND LIABILITIES
Equity
Share capital		246	246
Share premium		870	734
Treasury shares		(352)	(431)
Translation differences		(1 272)	263
Fair value and other reserves		3 955	3 963
Reserve for invested unrestricted equity		15 663	13 926
Retained earnings		1 857	1 956
Total shareholders’ equity		20 967	20 657
Non-controlling interests		91	90
Total equity	5.1	21 058	20 747
Non-current liabilities
Long-term interest-bearing liabilities	5.2, 5.3, 5.4	2 329	2 918
Long-term lease liabilities	5.4	797	664
Defined benefit pension and post-employment liabilities	3.4	1 947	2 083
Deferred tax liabilities	2.5	392	562
Contract liabilities	4.5	286	185
Other non-current liabilities	4.6	147	117
Provisions	4.7	637	479
Total non-current liabilities		6 535	7 008
Current liabilities
Short-term interest-bearing liabilities	5.2, 5.3, 5.4	1 084	969
Short-term lease liabilities	5.4	203	199
Other financial liabilities	5.2, 5.3, 5.4	316	1 668
Contract liabilities	4.5	1 562	1 506
Current income tax liabilities	2.5	344	207
Trade payables	5.2, 5.4	2 978	3 213
Other current liabilities	4.6	2 738	2 883
Provisions	4.7	779	749
Total current liabilities		10 004	11 394
Total liabilities		16 539	18 402
Total shareholders’ equity and liabilities		37 597	39 149
The notes are an integral part of these consolidated financial statements.

128	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
•Consolidated financial
statements
Notes to the consolidated
financial statements
Other information

Consolidated statement of cash flows
For the year ended 31 December

EURm	Note	2025	2024	2023
Cash flow from operating activities
Profit for the year		660	1 284	679
Adjustments, total(1)		2 065	2 157	2 559
Change in net working capital(2)		(209)	(569)	(1 282)
Cash flows from operations		2 516	2 872	1 956
Interest received		163	226	178
Interest paid	4.3, 5.2	(212)	(263)	(241)
Income taxes paid, net		(396)	(342)	(576)
Net cash flows from operating activities		2 071	2 493	1 317
Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets		(606)	(472)	(652)
Proceeds from sale of property, plant and equipment and intangible assets		28	97	189
Acquisition of businesses, net of cash acquired	6.2	(1 730)	(37)	(19)
Purchase of shares in associated companies		(50)	—	—
Proceeds from disposal of businesses, net of cash disposed	2.6	40	(29)	17
Proceeds from disposal of shares in associated companies		—	259	8
Purchase of interest-bearing financial investments		(337)	(924)	(1 855)
Proceeds from interest-bearing financial investments		1 102	1 138	3 382
Purchase of other financial assets		(117)	(280)	(83)
Proceeds from other financial assets		186	70	34
Other		88	61	22
Net cash flows (used in)/from investing activities		(1 396)	(117)	1 043
Cash flow from financing activities
Proceeds from issuance of shares	5.1	859	—	—
Acquisition of treasury shares	5.1	(624)	(680)	(300)
Purchase of equity instruments of subsidiaries	5.2	(501)	—	—
Proceeds from long-term borrowings	5.4	151	101	496
Repayment of long-term borrowings	5.4	(875)	(462)	(798)
(Repayment of)/proceeds from short-term borrowings	5.4	360	(6)	(40)
Payment of principal portion of lease liabilities	4.3, 5.4	(221)	(233)	(239)
Dividends paid	5.1	(759)	(723)	(621)
Net cash flows used in financing activities		(1 610)	(2 003)	(1 502)
Translation differences		(226)	16	(91)
Net (decrease)/increase in cash and cash equivalents		(1 161)	389	767
Cash and cash equivalents at 1 January		6 623	6 234	5 467
Cash and cash equivalents at 31 December		5 462	6 623	6 234
The consolidated statement of cash flows combines cash flows from both continuing and discontinued operations.
The notes are an integral part of these consolidated financial statements.

(1) Adjustments
EURm	2025	2024	2023
Depreciation and amortization	1 119	1 014	1 087
Share-based payments	337	241	202
Impairment charges	18	611	25
Restructuring charges(1)	391	388	316
Gain on sale of businesses and associated companies	(23)	(286)	(19)
Gain on sale of property, plant and equipment	(22)	(94)	(143)
Financial income and expenses(2)	(11)	(107)	220
Income tax expense	277	385	825
Other adjustments, net(2)	(21)	5	46
Total	2 065	2 157	2 559
(1)Restructuring charges in adjustments represent the non-cash portion recognized in the consolidated income statement.
(2)In 2025, Nokia changed the presentation of gains and losses from venture fund investments which resulted in reclassifications in adjustments. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies.

(2) Change in net working capital
EURm	2025	2024	2023
(Increase)/decrease in receivables	(25)	(364)	304
Decrease in inventories	149	404	443
Decrease in non-interest-bearing liabilities	(333)	(609)	(2 029)
Total	(209)	(569)	(1 282)

129	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
•Consolidated financial
statements
Notes to the consolidated
financial statements
Other information

Consolidated statement of changes in shareholders’ equity

EURm	Note	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders’ equity	Non-controlling interests	Total equity
1 January 2023		246	503	(352)	169	3 905	15 487	1 375	21 333	93	21 426
Profit for the year								665	665	14	679
Other comprehensive loss	5.1				(418)	(300)		(25)	(743)	(4)	(747)
Total comprehensive income for the year		—	—	—	(418)	(300)	—	640	(78)	10	(68)
Share-based payments			202						202		202
Settlement of share-based payments			(77)				59		(18)		(18)
Acquisition of treasury shares	5.1			(303)			12		(291)		(291)
Cancellation of treasury shares	5.1			303			(303)		—		—
Disposal of subsidiaries									—	(2)	(2)
Dividends	5.1							(611)	(611)	(10)	(621)
Total transactions with owners		—	125	—	—	—	(232)	(611)	(718)	(12)	(730)
31 December 2023		246	628	(352)	(249)	3 605	15 255	1 404	20 537	91	20 628
Profit for the year								1 277	1 277	7	1 284
Other comprehensive income	5.1				512	358			870	1	871
Total comprehensive loss for the year		—	—	—	512	358	—	1 277	2 147	8	2 155
Share-based payments			241						241		241
Settlement of share-based payments			(135)				99		(36)		(36)
Acquisition of treasury shares	5.1			(686)			(821)		(1 507)		(1 507)
Cancellation of treasury shares	5.1			607			(607)		—		—
Adjustment to financial liability to acquire non-controlling interest								(11)	(11)		(11)
Dividends	5.1							(714)	(714)	(9)	(723)
Total transactions with owners		—	106	(79)	—	—	(1 329)	(725)	(2 027)	(9)	(2 036)
31 December 2024		246	734	(431)	263	3 963	13 926	1 956	20 657	90	20 747
Profit for the year								651	651	9	660
Other comprehensive (loss)/income	5.1				(1 535)	(8)		3	(1 540)	(4)	(1 544)
Total comprehensive income for the year		—	—	—	(1 535)	(8)	—	654	(889)	5	(884)
Share-based payments			337						337		337
Settlement of share-based payments			(262)				176		(86)		(86)
Acquisition of treasury shares(1)	5.1			(624)			830		206		206
Cancellation of treasury shares	5.1			703			(703)		—		—
Directed share issue	5.1						850		850		850
Acquisitions through business combinations	5.1		61				584		645	2	647
Dividends	5.1							(753)	(753)	(6)	(759)
Total transactions with owners		—	136	79	—	—	1 737	(753)	1 199	(4)	1 195
31 December 2025		246	870	(352)	(1 272)	3 955	15 663	1 857	20 967	91	21 058
(1)In November 2024, Nokia launched a new share buyback program to offset the dilutive effect of the acquisition of Infinera. At 31 December 2024, Nokia recorded a liability and a reduction of reserve for invested unrestricted equity of EUR 821 million to reflect Nokia’s commitment under the agreement with a third-party broker conducting the share repurchases on Nokia’s behalf. The liability and reduction of reserve for invested unrestricted equity were reversed in 2025 when the program was completed. For more information on Nokia’s share buyback programs, refer to Note 5.1. Equity.
The notes are an integral part of these consolidated financial statements.

130	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Notes to the consolidated financial statements

Section 1
Basis of
preparation
This section describes the general
accounting policies applied in
preparation of these consolidated
financial statements, including the
basis of presentation and key
consolidation principles. This
section also summarizes the
accounting matters that involve
most judgment or estimation
uncertainty. The specific
accounting policies as well as
details of key accounting estimates
and judgments are provided in the
related notes.
1.1. Corporate information
Nokia Corporation, a public limited liability company
incorporated and domiciled in Helsinki, Finland, is the parent company (Parent Company or Parent) for all its subsidiaries
(together Nokia or the Group). Nokia’s operational headquarters are located in Espoo, Finland. The shares of Nokia Corporation are listed on the Nasdaq Helsinki Stock Exchange and the New
York Stock Exchange.
Nokia is a global provider of critical network infrastructure across fixed, mobile and transport networks, delivering the performance and security its customers need to meet the demands of an AI-
enabled future. Nokia’s solution offerings combine hardware, software and services, as well as licensing of intellectual
property, including patents, technologies and the Nokia brand.
These consolidated financial statements for the year ended 31
December 2025 were authorized for issuance and filing by the
Board of Directors on 5 March 2026.
1.2. General accounting policies
Basis of presentation and statement of
compliance
The consolidated financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International
Accounting Standards Board (IASB) and as adopted by the
European Union (EU). The consolidated financial statements also conform to Finnish accounting and company legislation.
The consolidated financial statements are presented in millions of euros (EURm), except when otherwise noted, and are prepared under the historical cost convention, except when otherwise
disclosed in the accounting policies in the specific notes.
Other information
Presentation of the results of venture fund investments
In 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views broad-
based venture fund investments as having a strategic role and has initiated a process to scale down these investments.
Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered
relevant, and therefore beginning from 2025, Nokia is
presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management
fees, as financial income. For the segment reporting purposes, the results of venture fund investments had previously been
included in the operating results of Group Common and Other.
The comparative financial information for 2024 and 2023 has
been recast accordingly.
As a result of the recast, in 2024, selling, general and
administrative costs decreased by EUR 18 million, other
operating income decreased by EUR 47 million and financial
income increased by EUR 29 million. In 2023, selling, general and administrative costs decreased by EUR 15 million, other
operating income increased by EUR 57 million and financial
income decreased by EUR 72 million.
Additionally, in 2024 and 2023, EUR 29 million and EUR 72 million, respectively, was reclassified to financial income and expenses from gain/loss from other financial assets and other adjustments, net within adjustments in the statement of cash flows.
Statutory reporting requirement in Germany
The fully consolidated German subsidiary, Nokia Solutions and
Networks GmbH & Co. KG, registered in the commercial register of Munich under HRA 88537, has made use of the exemption
available under § 264b and § 291 of the German Commercial
Code (HGB).
Principles of consolidation
The consolidated financial statements comprise the financial statements of the Parent Company, and each company over
which it exercises control. Control over an entity exists when
Nokia is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Presumption is that a majority of voting rights results in control. To support this presumption, Nokia considers all relevant facts and
circumstances when assessing if it has power over the entity including voting rights and potential voting rights, rights to appoint key management personnel and rights arising from
other contractual arrangements. Consolidation of a subsidiary begins when control over it is obtained, and it ceases when the control is lost.
All intercompany transactions are eliminated in the
consolidation process. Non-controlling interest represents the proportion of net profit or loss, other comprehensive income and net assets in subsidiaries that is not attributable to the equity holders of the Parent.

131	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Foreign exchange gains and losses arising from monetary
assets and liabilities as well as fair value changes of related hedging instruments are recognized in financial income and
expenses. Foreign exchange gains and losses related to non-
monetary non-current financial investments are included in the fair value measurement of these investments and recognized in other financial income.
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

Key accounting estimates and judgments	Note
Judgment related to recognition of deferred tax assets	2.5. Income taxes
Judgment related to classification of Submarine Networks as a discontinued operation	2.6. Discontinued operations
Estimate of pension and other post-employment benefit obligations	3.4. Pensions and other post-employment benefits
Judgment related to the determination and fair value measurement of intangible assets in business combination	6.2. Acquisitions
1.4. New and amended standards and
interpretations
On 1 January 2025, Nokia adopted the following amendments
to the accounting standards issued by the IASB and endorsed by the EU:
▪Amendments to IAS 21 The Effects of Changes in Foreign
Exchange Rates: Lack of Exchangeability
The amendments had no material impact on the measurement,
recognition or presentation of any items in Nokia’s consolidated financial statements for 2025.
Nokia has not early adopted any new or amended standards or
interpretations that have been issued but are not yet effective.
The new and amended standards and interpretations issued by
the IASB that are effective in future periods are not expected to have a material impact on the consolidated financial statements of Nokia when adopted, except for IFRS 18 Presentation and
Disclosure in Financial Statements.

132	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

IFRS 18, which was published in April 2024 and will be effective for annual periods beginning on or after 1 January 2027, will replace IAS 1 Presentation of Financial Statements.
The objective of IFRS 18 is to enhance the comparability of
financial statements, particularly the income statement,
between companies, improve the transparency and
understandability of non-GAAP measures, and ensure useful
disaggregation of information in the financial statements. To enable this, IFRS 18 introduces new requirements for
presentation within the income statement, including specified totals and subtotals and classification of all income and
expenses into one of five categories: operating, investing,
financing, income taxes and discontinued operations, whereof the first three are new.
Furthermore, the standard requires disclosure of newly defined management-defined performance measures and aggregation
and disaggregation of financial information based on the
identified ‘roles’ of the primary financial statements and the notes. In conjunction with the issue of IFRS 18, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows,
including changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’
to ‘operating profit or loss’.
Even though IFRS 18 is not changing the recognition and
measurement requirements, the standard is expected to
significantly change how Nokia presents its consolidated
financial statements, particularly the income statement,
statement of cash flows, and notes to the financial statements.
Nokia is currently assessing the impact the adoption will have on its consolidated financial statements. To date, the following potential impacts have been identified:
▪Although the adoption of IFRS 18 will have no impact on its net profit, Nokia expects that grouping items of income and
expenses in the income statement into the new categories
will impact how operating profit is determined. Foreign
exchange differences as well as interest income and
expenses currently aggregated in financial income and
expenses will need to be disaggregated, with some gains or
losses to be presented within the operating category.
Foreign exchange gains and losses as well as interest income and expenses will be classified in the category where the
related income and expense from the underlying item is
classified.
▪The line items presented on the primary financial
statements might change as a result of the application of
the concept of “useful structured summary” and the
enhanced principles on aggregation and disaggregation.
Nokia does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains
unchanged; however, the way in which the information is
grouped might change as a result of the refined
aggregation/disaggregation principles.
▪New disclosures for management-defined performance
measures (MPMs) will be added. In brief, an MPM refers to a
subtotal of income and expenses an entity uses in its
financial communications outside financial statements which
has not been defined in IFRS Accounting Standards. To
improve transparency around these measures, IFRS 18
requires entities to disclose information about all of its
MPMs in a single note, including how the measure is
calculated, how it provides useful information and a
reconciliation to the most comparable subtotal specified by
IFRS Accounting Standards.
▪From the statement of cash flows perspective, the starting
point for calculating cash flows from operating activities will change to operating profit. Additionally, there will be
changes to how interest received and interest paid are
presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating
cash flows.
Nokia will apply IFRS 18 from its mandatory effective date of
1 January 2027. As retrospective application is required, the comparative information for 2025 and 2026 will be restated
accordingly.

133	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Section 2
Results for
the year
This section provides details of
items presented in the income
statement including disaggregation
of net sales by region and
customer type, results of Nokia’s
operating segments, and
information on operating expenses
and other operating income.
Additionally, this section contains
details of financial income and
expenses and income taxes, as well
as the results of discontinued
operations. The calculation of
earnings per share is presented at
the end of this section.
2.1. Net sales
Accounting policies
Nokia accounts for a contract with a customer when the
contract has been approved in writing, which is generally
when both parties are committed to perform their respective
obligations, the rights, including payment terms, regarding
the goods and services to be transferred can be identified,
the contract has commercial substance, and collection of the consideration to which Nokia expects to be entitled is
probable. Management considers only legally enforceable
rights in evaluating the accounting for contracts with
customers. As such, frame agreements that do not create
legally enforceable rights and obligations are accounted for upon issuance of subsequent legally binding purchase orders
under the frame agreements.
A contract modification or a purchase order is accounted for as a separate contract if the scope of the contract increases by additional distinct goods or services, and the price of the contract increases by an amount that reflects the standalone selling price of those additional goods or services. If the
additional goods or services are distinct but not sold at a
standalone selling price, the contract modification is
accounted for prospectively. If the additional goods or
services are not distinct, the modification is accounted for through a cumulative catch-up adjustment.
Nokia recognizes revenue from contracts with customers to
reflect the transfer of promised goods and services to
customers for amounts that reflect the consideration to
which Nokia expects to be entitled in exchange for those
goods and services. The consideration may include variable
amounts, such as volume discounts and sales-based or
usage-based royalties, which Nokia estimates based on the
most likely amount. Nokia includes variable consideration into the transaction price only to the extent that it is highly
probable that a significant revenue reversal will not occur.
The transaction price also excludes amounts collected on
behalf of third parties.
If the timing of payments provides either the customer or
Nokia with a significant benefit of financing, the transaction price is adjusted for the effect of financing and the related interest revenue or interest expense is presented separately from revenue. As a practical expedient, Nokia does not
account for financing components if, at contract inception,
the consideration is expected to be received within one year before or after the goods or services have been transferred
to the customer.
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
The portion of the transaction price allocated to each
performance obligation is recognized when the revenue
recognition criteria for that performance obligation have
been met.

134	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
When Nokia grants customers a license to use IP owned by
Nokia, the associated license fee revenue is recognized in
accordance with the substance of the relevant agreements. In the majority of contracts, Nokia retains obligations to
continue to develop and make available to the customer the
latest IP in the licensed assets during the contract term, and therefore revenue is recognized on a straight-line basis over the period during which Nokia is expected to perform.
Recognition of the revenue on a straight-line basis over the term of the license is considered the most faithful depiction of
Nokia’s satisfaction of the performance obligation as the IP being licensed towards the customer includes new inventions
patented by Nokia that are highly interdependent and
interrelated and created through the course of continuous
research and development (R&D) efforts that are relatively
stable throughout the year. In some contracts, Nokia has no
remaining obligations to perform after granting a license to the initial IP, and licensing fees are non-refundable. In these cases, revenue is recognized at the beginning of the license term.

135	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Revenue disaggregation
Management has determined that Nokia’s geographic areas are
considered as the primary determinants to depict how the
nature, amount, timing and uncertainty of revenue and cash
flows are affected by economic factors. Nokia’s primary
customer base consists of companies that operate on a
country-specific or a regional basis. Although Nokia’s
technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to Net sales to external
customers by region, the chief operating decision-maker, as
described in Note 2.2. Segment information, also reviews
Segment net sales by aggregated regions and Net sales by
customer type disclosed in this note.
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

EURm	2025	2024	2023
Americas	6 985	6 276	6 779
Latin America	784	895	1 046
North America	6 201	5 381	5 733
APAC	4 639	4 549	6 436
Greater China	913	1 134	1 303
India	1 534	1 373	2 842
Rest of APAC	2 192	2 042	2 291
EMEA	8 265	8 395	7 923
Europe	6 165	6 362	5 873
Middle East & Africa	2 100	2 033	2 050
Total	19 889	19 220	21 138
Segment net sales by region

EURm	2025	2024	2023
Network Infrastructure	7 986	6 518	6 917
Americas	3 688	2 726	2 813
APAC	1 648	1 426	1 580
EMEA	2 650	2 366	2 524
Cloud and Network Services(1)	2 606	2 589	2 728
Americas	1 120	1 153	1 263
APAC	529	517	511
EMEA	957	919	954
Mobile Networks(1)	7 806	8 158	10 289
Americas	2 182	2 396	2 661
APAC	2 464	2 593	4 322
EMEA	3 160	3 169	3 306
Nokia Technologies	1 501	1 928	1 085
Group Common and Other(2)	(10)	27	119
Total	19 889	19 220	21 138
(1)In 2025, Managed Services business was moved from Cloud and Network Services segment into Mobile Networks segment. Comparative financial information for
2024 and 2023 has been recast accordingly. Refer to Note 2.2. Segment information.
(2)Includes eliminations of inter-segment revenues.
Net sales by customer type

EURm	2025	2024	2023
Telecom providers	15 313	15 085	17 652
AI & Cloud and Mission Critical Enterprise & Defense	3 085	2 180	2 282
Licensees	1 501	1 928	1 085
Other(1)	(10)	27	119
Total	19 889	19 220	21 138
(1)In 2025, includes eliminations of inter-segment revenues, unallocated items and certain other items. In 2024 and 2023, includes net sales of Radio Frequency
Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from telecom providers and AI & Cloud and Mission Critical Enterprise &
Defense.
Order backlog
At 31 December 2025, the aggregate amount of the transaction price allocated to partially or wholly unsatisfied performance obligations arising from fixed contractual commitments
amounted to EUR 19.5 billion (EUR 20.0 billion in 2024).
Management has estimated that these unsatisfied performance
obligations will be recognized as revenue as follows:

	2025	2024
Within 1 year	57%	53%
2-3 years	28%	27%
More than 3 years	15%	20%
Total	100%	100%
The estimated timing of the satisfaction of these performance obligations is subject to change owing to factors beyond Nokia’s control such as customer and network demand, market
conditions and, in some cases, restrictions imposed by the
weather or other factors impacting project logistics. Revenue recognized in the reporting period from performance
obligations satisfied (or partially satisfied) in previous periods
(for example, due to changes in transaction price) was not
material.

136	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

2.2. Segment information
Accounting policies
Nokia has four operating and reportable segments for
financial reporting purposes: (1) Network Infrastructure,
(2) Cloud and Network Services, (3) Mobile Networks and
(4) Nokia Technologies. In addition, Nokia provides net
sales disclosure for the following business units within the
Network Infrastructure segment: (i) Optical Networks, (ii) IP
Networks and (iii) Fixed Networks.
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
Segment descriptions
Network Infrastructure
The Network Infrastructure segment serves AI & Cloud
customers, telecommunications providers and mission critical enterprises globally. It comprises the following business units:
(i) Optical Networks, which provides optical transport networks for metro, regional and long-haul application; (ii) IP Networks, which provides IP routing and data center switching; (iii) Fixed
Networks, which features solutions in fiber broadband, optical
LAN, automation and AI, in-home Wi-Fi and related software
solutions and professional services.
On 28 February 2025, Nokia completed the acquisition of
Infinera, a San Jose based global supplier of innovative open optical networking solutions and advanced optical
semiconductors. Nokia has reported the acquired business as
part of its Optical Networks business unit in its Network
Infrastructure segment as of the closing of the transaction.
Refer to Note 6.2. Acquisitions for more information on the
acquisition and its impact on Nokia’s financial position and performance.
Cloud and Network Services
Cloud and Network Services segment provides open, fully
automated, and scalable software and solutions that accelerate the journey of telecom providers and AI & Cloud and mission
critical enterprises to autonomous networks and new value
creation.
Cloud and Network Services segment invests in technologies
that are critical to our customers’ growth: 5G core, secure
autonomous networks, private wireless and industrial edge, and network APIs. Delivered in a secure, Software-as-a-Service first model, these solutions help customers capture the
opportunities of digitalization, AI & Cloud.
Mobile Networks
The Mobile Networks segment creates products and services
covering all mobile technology generations. Its portfolio
includes products for radio access networks (RAN) and
microwave radio (MWR) links for transport networks, and
solutions for network management, as well as network planning, optimization, network deployment and technical support
services.
Nokia Technologies
Nokia Technologies segment conducts cellular, multimedia and
WiFi research and standardization, protects Nokia’s innovation by securing patents and managing Nokia’s patent portfolio and monetizes Nokia’s innovation through patent licensing. The
majority of net sales and related costs and expenses
attributable to licensing and patenting is recorded in Nokia
Technologies, while each segment separately records its own
research and development expenses.
Group Common and Other
Despite not being a reportable segment, Nokia also provides
segment-level information for Group Common and Other.
Group Common and Other includes certain corporate-level and
centrally managed expenses and revenues. Radio Frequency
Systems, which was managed as a separate entity, was included in Group Common and Other until it was substantially divested in 2024.
Changes in reporting structure in 2025
In 2025, Nokia made the following changes to its reporting
structure.
Managed Services business was moved from Cloud and Network
Services segment into Mobile Networks segment. The Managed
Services business provides outsourced network management of
multi-vendor RAN networks for operators. As the Cloud and
Network Services segment is increasingly transitioning towards cloud-native software sales, “as-a-service” product offerings and helping customers to monetize networks through API's,
Nokia believes that Managed Services is more aligned and fits better with its Mobile Networks segment. Comparative financial information has been recast accordingly.
Nokia changed the presentation of gains and losses from
venture fund investments, including the changes in fair value and the fund management fees, from selling, general and
administrative expenses and other operating income to financial income. The comparative financial information for the Nokia
Group, and Group Common and Other where the results of
venture fund investments had previously been included, has
been recast accordingly.

137	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Segment results	Network Infrastructure(1)	Cloud and Network Services	Mobile Networks	Nokia Technologies	Group Common and Other	Eliminations and unallocated items(2)	Nokia Group
EURm
2025
Net sales to external customers	7 980	2 606	7 800	1 501	17	(15)	19 889
Net sales to other segments	6	—	6	—	—	(12)	—
Cost of sales	(4 700)	(1 307)	(4 914)	—	(21)	(288)	(11 230)
Research and development expenses	(1 536)	(567)	(2 076)	(309)	(126)	(241)	(4 855)
Selling, general and administrative expenses	(985)	(421)	(687)	(149)	(243)	(588)	(3 073)
Other operating income and expenses	15	27	91	16	—	5	154
Operating profit/(loss)	780	338	220	1 059	(373)	(1 139)	885
Share of results of associated companies and joint ventures	8	—	8	3	—	—	19
Financial income and expenses							11
Profit before tax							915
Other segment items
Depreciation and amortization	(206)	(64)	(346)	(40)	(18)	(445)	(1 119)
2024
Net sales to external customers	6 517	2 588	8 154	1 928	33	—	19 220
Net sales to other segments	1	1	4	—	1	(7)	—
Cost of sales	(3 781)	(1 432)	(4 939)	(2)	(29)	(173)	(10 356)
Research and development expenses	(1 207)	(550)	(2 160)	(250)	(131)	(214)	(4 512)
Selling, general and administrative expenses	(815)	(444)	(756)	(163)	(227)	(467)	(2 872)
Other operating income and expenses	46	43	149	1	4	247	490
Operating profit/(loss)	761	206	452	1 514	(349)	(614)	1 970
Share of results of associated companies and joint ventures	—	7	1	(1)	—	—	7
Financial income and expenses							114
Profit before tax							2 091
Other segment items
Depreciation and amortization	(167)	(67)	(377)	(32)	(16)	(314)	(973)
2023
Net sales to external customers	6 919	2 727	10 283	1 085	124	—	21 138
Net sales to other segments	(2)	1	6	—	6	(11)	—
Cost of sales	(4 007)	(1 546)	(6 762)	—	(136)	(141)	(12 592)
Research and development expenses	(1 212)	(572)	(2 016)	(224)	(119)	(134)	(4 277)
Selling, general and administrative expenses	(775)	(466)	(850)	(140)	(201)	(431)	(2 863)
Other operating income and expenses	93	50	122	13	8	41	327
Operating profit/(loss)	1 016	194	783	734	(318)	(676)	1 733
Share of results of associated companies and joint ventures	—	7	(30)	12	—	(28)	(39)
Financial income and expenses							(225)
Profit before tax							1 469
Other segment items
Depreciation and amortization	(171)	(74)	(373)	(39)	(14)	(341)	(1 012)
(1)In 2025, includes Optical Networks net sales of EUR 3 019 million (EUR 1 636 million in 2024 and EUR 1 942 million in 2023), IP Networks net sales of EUR 2 594 million (EUR 2 583 million in 2024 and EUR 2 606 million in 2023) and Fixed Networks net sales of EUR 2 373 million
(EUR 2 299 million in 2024 and EUR 2 369 million in 2023).
(2)For details of unallocated items, refer to the Reconciliation of total segment financial information to the Group financial information table in this note.

138	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Reconciliation of total segment financial information to the Group financial information

EURm	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit
2025
Total segments(1)	19 916	(10 942)	(4 614)	(2 485)	149	2 024
Restructuring and associated charges	—	(148)	(137)	(191)	(2)	(478)
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(5)	(81)	(358)	—	(444)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(15)	(73)	—	—	—	(88)
Provision for contractual claims	—	(66)	—	—	—	(66)
Other(2)	(12)	4	(23)	(39)	7	(63)
Total reconciling items	(27)	(288)	(241)	(588)	5	(1 139)
Total Group	19 889	(11 230)	(4 855)	(3 073)	154	885
2024
Total segments(1)	19 227	(10 183)	(4 298)	(2 405)	243	2 584
Restructuring and associated charges	—	(155)	(135)	(145)	(10)	(445)
Amortization of acquired intangible assets	—	—	(20)	(294)	—	(314)
Divestment of associates	—	—	—	—	190	190
Impairment and write-off of assets, net of reversals	—	(25)	(58)	(6)	—	(89)
Disposal of businesses	—	—	—	—	67	67
Other(2)	(7)	7	(1)	(22)	—	(23)
Total reconciling items	(7)	(173)	(214)	(467)	247	(614)
Total Group	19 220	(10 356)	(4 512)	(2 872)	490	1 970
2023
Total segments(1)	21 149	(12 451)	(4 143)	(2 432)	286	2 409
Restructuring and associated charges	—	(151)	(61)	(138)	(6)	(356)
Amortization of acquired intangible assets	—	—	(49)	(292)	—	(341)
Other(2)	(11)	10	(24)	(1)	47	21
Total reconciling items	(11)	(141)	(134)	(431)	41	(676)
Total Group	21 138	(12 592)	(4 277)	(2 863)	327	1 733
(1)Segments’ net sales and cost of sales include inter-segment net sales and cost of sales.
(2)Includes elimination of inter-segment net sales and cost of sales.
Information by geographies and customer
concentration
Net sales to external customers by country

EURm	2025	2024	2023
Finland	1 615	2 060	1 192
United States	5 871	5 032	5 328
India	1 528	1 366	2 832
Great Britain	683	635	757
Other	10 192	10 127	11 029
Total	19 889	19 220	21 138
Net sales to external customers by country are based on the
location of the customer, except for Nokia Technologies IPR and licensing net sales which are allocated to Finland.
Major customers
In 2025, 2024 and 2023 no single customer represented more
than 10% of net sales.
Non-current assets by country

EURm	2025	2024
Finland	1 658	1 476
United States	5 736	4 493
France	1 504	1 647
Other	987	1 042
Total	9 885	8 658
Non-current assets consists of goodwill, other intangible assets, property, plant and equipment and right-of-use assets.

139	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

2.3. Operating expenses and other
operating income
Accounting policies
Nokia presents its income statement based on the
function of expenses as it considers this to provide more
relevant information about its financial performance.
Information about the nature of expenses is provided in
the notes. Certain items of income and expenses that
Nokia considers to be related to its operating activities but not belonging to any specific functions, are presented as
other operating income and expenses.
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
Operating expenses by nature

EURm	2025	2024	2023
Personnel expenses	7 831	7 563	7 294
Material and customer contract related expenses	8 609	7 660	9 947
Depreciation and amortization	1 119	973	1 012
IT services	370	370	388
Impairment charges	18	97	24
Other(1)	1 099	972	964
Total	19 046	17 635	19 629
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and
2023 have been recast accordingly.
Operating expenses include government grant income and R&D
tax credits of EUR 186 million (EUR 160 million in 2024 and
EUR 160 million in 2023) most of which have been recognized as a deduction against research and development expenses.
Other operating income (1)

EURm	2025	2024	2023
Gain on sale of property, plant and equipment	22	95	139
Gain on sale of associated companies	—	192	—
Gain on sale of businesses	—	70	29
Other	20	28	56
Total	42	385	224
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and
2023 have been recast accordingly.
Other operating expenses

EURm	2025	2024	2023
Changes in provisions	4	(8)	37
Expected credit losses on trade receivables(1)	45	122	(5)
Foreign exchange gains on hedging forecasted sales and purchases	81	23	94
Other	(18)	(32)	(23)
Total	112	105	103
(1)In 2024, includes a decrease in loss allowance of EUR 111 million related to credit-
impaired trade receivables for which payments were received. Refer to Note 4.5.
Trade receivables and other customer-related balances.
2.4. Financial income and expenses
Financial income

EURm	2025	2024	2023
Interest income on financial investments	134	269	199
Interest income on financing components of other contracts	17	31	21
Net interest income on defined benefit plans	203	176	188
(Losses)/gains from venture funds⁽¹⁾	(66)	29	(72)
Other financial income(2)(3)	(31)	(71)	18
Total	257	434	354
(1)In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and
2023 have been recast accordingly.
(2)In 2025, includes an expense of EUR 49 million (expense of EUR 5 million in 2024 and expense of EUR 2 million in 2023) due to a change in the fair value of the financial liability related to Nokia Shanghai Bell that was extinguished in 2025.
Refer to Note 5.2. Financial assets and liabilities.
(3)In 2025, includes EUR 3 million (EUR 79 million in 2024 and EUR 0 million in 2023)
fair value loss on equity investment in Vodafone Idea that was sold in April 2025.
Financial expenses

EURm	2025	2024	2023
Interest expense on interest- bearing liabilities	(141)	(209)	(201)
Interest expense on financing components of other contracts(1)	(43)	(86)	(126)
Interest expense on lease liabilities	(35)	(31)	(27)
Net fair value losses on hedged items under fair value hedge accounting	(31)	(13)	(93)
Net fair value gains on hedging instruments under fair value hedge accounting	34	10	89
Net foreign exchange gains/ (losses)	2	16	(192)
Other financial expenses(2)	(32)	(7)	(29)
Total	(246)	(320)	(579)
(1)In 2025, includes EUR 22 million (EUR 63 million in 2024 and EUR 106 million in
2023) related to the sale of receivables.
(2)In 2025, there was no change in loss allowance (decrease in loss allowance of EUR
7 million in 2024 and increase in loss allowance of EUR 9 million in 2023) related to credit-impaired customers financing-related loan receivables.

140	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Estimates related to the recoverability of deferred tax
assets are based on forecast future taxable income and
tax planning strategies. Based on these estimates and
assumptions, at 31 December 2025, Nokia has
EUR 21 918 million (EUR 21 853 million in 2024) of unused
tax losses, unused tax credits and deductible temporary
differences for which no deferred tax assets are
recognized due to uncertainty of utilization. The majority
of the unrecognized deferred tax assets relate to France.
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

141	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Components of the income tax expense/benefit

EURm	2025	2024	2023
Current tax expense	(478)	(439)	(429)
Deferred tax benefit/(expense)	201	59	(391)
Total	(277)	(380)	(820)
Income tax reconciliation
Reconciliation of the difference between income tax computed at the statutory rate in Finland of
20% and income tax recognized in the income statement:

EURm	2025	2024	2023
Income tax expense at statutory rate	(183)	(418)	(294)
Permanent differences	51	149	146
Non-creditable withholding taxes	(39)	(44)	(38)
Income taxes for prior years	1	10	23
Effect of different tax rates of subsidiaries operating in other jurisdictions	(28)	(46)	(143)
Effect of deferred tax assets not recognized(1)	(58)	(44)	(533)
Benefit arising from previously unrecognized deferred tax assets	14	81	25
Net increase in uncertain tax positions	(23)	(29)	(15)
Change in income tax rates	(52)	(27)	32
Income taxes on undistributed earnings	40	(12)	(23)
Total	(277)	(380)	(820)
(1)In 2023, Nokia recognized a deferred tax expense and a decrease in deferred tax assets of EUR 0.4 billion due to an internal transaction related to an operating model change that led to a remeasurement of deferred tax assets in Finland and the United
States.
Income tax liabilities and assets include a net liability of EUR 318 million (EUR 207 million in 2024)
relating to uncertain tax positions with inherently uncertain timing of cash outflows.
Prior period income tax returns for certain Group companies are under examination by local tax authorities. Nokia has ongoing tax investigations in various jurisdictions, including Australia, Brazil,
China, France, India, Kenya, Mexico and United States. Nokia’s business and investments, especially in emerging market countries, may be subject to uncertainties, including unfavorable or unpredictable tax treatment. Management judgment and a degree of estimation are required in determining the tax expense or benefit. Even though management does not expect that any significant additional taxes in excess of those already provided for will arise as a result of these examinations, the outcome or actual cost of settlement may vary materially from estimates.
Deferred tax assets and liabilities
Deferred tax assets and liabilities relate to the following:

	2025			2024
	Deferred	Deferred	Net	Deferred	Deferred	Net
EURm	tax assets	tax liabilities	balance	tax assets	tax liabilities	balance
Tax losses carried forward and unused tax credits	1 034	—		1 019	—
Undistributed earnings	—	(167)		—	(213)
Intangible assets and property, plant and equipment	2 968	(294)		2 957	(152)
Right-of-use assets	—	(194)		—	(131)
Defined benefit pension assets	—	(1 913)		—	(2 106)
Other non-current assets	20	(12)		24	(17)
Inventories	198	(5)		148	(12)
Other current assets	128	(37)		160	(69)
Lease liabilities	188	—		137	—
Defined benefit pension and other post-employment liabilities	781	—		917	—
Other non-current liabilities	7	(1)		8	—
Provisions	330	(47)		254	(75)
Other current liabilities	335	(84)		287	(106)
Other temporary differences	39	(23)		34	(27)
Total before netting	6 028	(2 777)	3 251	5 945	(2 908)	3 037
Netting of deferred tax assets and liabilities	(2 385)	2 385	—	(2 346)	2 346	—
Total after netting	3 643	(392)	3 251	3 599	(562)	3 037
Nokia has undistributed earnings of EUR 433 million (EUR 377 million in 2024) for which a deferred tax liability has not been recognized as these earnings will not be distributed in the foreseeable future.
The Finnish Government announced changes to the corporate income tax regime that could see the corporate income tax rate reduce from 20% to 18% starting from 1 January 2027. On the date of issuing the financial statements, the legislation has not yet been enacted or substantively enacted.
If the legislative change is enacted as proposed, the change in the corporate income tax rate would decrease Nokia's net deferred tax assets approximately by EUR 300 million resulting in corresponding impact on income tax expense. The estimated impact of the proposed change is based on temporary differences recognized at 31 December 2025.
Nokia continues to monitor the legislative process and will reflect the impact of the tax rate change in the period in which it becomes substantively enacted.

142	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Movements in the net deferred tax balance during the year:

EURm	2025	2024	2023
1 January	3 037	3 148	3 502
Recognized in income statement, continuing operations	201	59	(391)
Recognized in income statement, discontinued operations	—	—	(3)
Recognized in other comprehensive income	(21)	(77)	51
Acquisitions through business combinations(1)	45	2	—
Disposals	—	(75)	—
Other	—	—	(3)
Translation differences	(11)	(20)	(8)
31 December	3 251	3 037	3 148
(1)In 2025, acquisitions through business combinations relates to the acquisition of Infinera. For more information, refer to Note 6.2.
Acquisitions.
In addition, at 31 December 2025, Nokia has unrecognized deferred tax assets of which the majority relate to France. These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50%
of annual taxable profits.
The amount of temporary differences, tax losses carried forward and tax credits for which no deferred tax asset was recognized due to uncertainty of utilization:

EURm	2025	2024
Temporary differences	2 071	1 810
Tax losses carried forward	19 530	19 770
Tax credits	317	273
Total	21 918	21 853
Expiry of tax losses carried forward and unused tax credits:

	2025			2024
EURm	Recognized	Unrecognized	Total	Recognized	Unrecognized	Total
Tax losses carried forward
Within 10 years	1 372	924	2 296	1 356	1 022	2 378
Thereafter	50	83	133	74	—	74
No expiry	1 870	18 523	20 393	1 972	18 748	20 720
Total	3 292	19 530	22 822	3 402	19 770	23 172
Tax credits
Within 10 years	130	295	425	126	254	380
Thereafter	167	9	176	45	4	49
No expiry	122	13	135	153	15	168
Total	419	317	736	324	273	597
Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment. As the majority of the recognized deferred tax assets relates to Finland, Nokia has considered the following factors in the assessment:
▪The recent years’ cumulative accounting and taxable profit in Finland;
▪Expectations regarding future financial performance in Finland; and
▪The relevant attributes underlying the deferred tax assets are generally not subject to expiry.
Nokia has established the pattern of material taxable and accounting profits in Finland and continued to recognize deferred tax assets related to Finland. In its assessment, Nokia has not applied any cut-off period, other than expiry under the relevant tax legislation. A significant portion of the tax attributes for which the deferred tax assets relate to are indefinite in nature and available fully against future Finnish tax liabilities. Due to the non-expiry of these assets, the sensitivity of future profit projections affects mainly the period over which the deferred tax assets are expected to be utilized. Nokia will continue to monitor the above factors related to Finland, including in particular its actual profit record, in upcoming periods.
Income tax related to items of other comprehensive income

	2025			2024			2023
EURm	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Remeasurements of defined benefit plans	(24)	7	(17)	408	(85)	323	(343)	61	(282)
Translation differences	(1 627)	(3)	(1 630)	537	8	545	(535)	7	(528)
Net investment hedges	111	(22)	89	(40)	8	(32)	135	(27)	108
Cash flow and other hedges	1	—	1	21	(3)	18	(61)	10	(51)
Financial assets at fair value through other comprehensive income	9	(2)	7	19	(5)	14	10	—	10
Other increase/(decrease), net	7	(1)	6	3	—	3	(4)	—	(4)
Total	(1 523)	(21)	(1 544)	948	(77)	871	(798)	51	(747)
OECD Pillar Two model rules
Nokia is within the scope of the OECD Pillar Two model rules, which introduced a global minimum tax rate of 15% per jurisdiction. Pillar Two legislation has been enacted in Finland, the jurisdiction in which Nokia is incorporated, and is effective from 1 January 2024.
Nokia has performed an analysis of the impact of the Pillar Two legislation and based on this analysis, in 2025, the impact on income tax expense is immaterial. The main elements of this analysis were the following:
▪Current understanding of the interpretation of the rules.
▪Applicability of the safe harbors provided for in the Pillar Two legislation.
▪Analysis and calculations of potential income tax expense in respect of jurisdictions not meeting safe harbor tests.

143	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

2.6. Discontinued operations
Accounting policies
Non-current assets or disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-
current assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets classified as held for sale, or included in a disposal group classified as held for sale, are not depreciated or amortized.
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
In June 2024, Nokia entered into an agreement to sell its wholly owned subsidiary Alcatel
Submarine Networks (ASN) to the French State. As a result, Nokia classified the assets and liabilities of ASN as held for sale and recorded an impairment loss of EUR 514 million on the measurement of
ASN's net assets to fair value less costs to sell. Concurrently, the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, was classified as a discontinued operation.
The sale was completed on 31 December 2024. Upon completion, Nokia recorded a gain of EUR 29 million related to the sale and received a cash consideration of EUR 98 million from the sale. In
2025, Nokia recorded an additional gain on sale of EUR 22 million related to purchase price adjustments and ASN meeting certain financial targets, and received an additional cash consideration from the sale amounting to EUR 40 million.
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
Results of discontinued operations

EURm	2025	2024	2023
Net sales	—	1 059	1 120
Expenses	—	(989)	(1 090)
Operating profit	—	70	30
Financial income and expenses	—	(7)	5
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	(514)	—
Gain on sale	22	29	—
Profit/(loss) from discontinued operations before tax	22	(422)	35
Income tax expense	—	(5)	(5)
Profit/(loss) from discontinued operations(1)	22	(427)	30
(1)Profit/loss from discontinued operations is attributable to the equity holders of the parent in its entirety.
Cash flows from discontinued operations

EURm	2025	2024	2023
Net cash flows from/(used in) operating activities	—	193	(44)
Net cash flows from/(used in) investing activities(1)	40	(188)	(59)
Net cash flows used in financing activities	—	(18)	(14)
Net cash flows from/(used in) discontinued operations	40	(13)	(117)
(1)Cash proceeds from the disposal of the Submarine Networks business, net of cash disposed of, are included in net cash flows from/used in investing activities of discontinued operations.

144	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Diluted earnings per share is calculated by adjusting the profit or loss attributable to equity holders of the parent, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares. Potential ordinary shares are excluded from the calculation of diluted earnings per share when they are determined to be antidilutive.

EURm	2025	2024	2023
Profit or loss attributable to equity holders of the parent
Continuing operations	629	1 704	635
Discontinued operations	22	(427)	30
Profit for the year	651	1 277	665

Number of shares (000s)
Weighted average number of shares outstanding	5 415 876	5 475 817	5 549 468
Effect of potentially dilutive shares
Performance shares	12 905	1 118	8 190
Restricted shares and other(1)	74 001	53 668	28 265
Total effect of potentially dilutive shares	86 906	54 786	36 455
Adjusted weighted average number of shares	5 502 782	5 530 603	5 585 923
(1)Includes the matching shares related to the employee share purchase plan.

Earnings per share, EUR
Basic earnings per share
Continuing operations	0.12	0.31	0.11
Discontinued operations	0.00	(0.08)	0.01
Profit for the year	0.12	0.23	0.12
Diluted earnings per share
Continuing operations	0.11	0.31	0.11
Discontinued operations	0.00	(0.08)	0.01
Profit for the year	0.12	0.23	0.12

145	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Section 3
Compensation
and benefits
This section provides information
on Nokia’s employee benefits
including remuneration of the
management and Board of
Directors. Employee benefits
comprise salaries and wages,
short-term cash incentives and
share-based payments, as well as
post-employment benefits in
accordance with the local
conditions and practices in the
countries in which Nokia operates.
Information about the
remuneration of the President and
CEO and Board of Directors is
provided in compliance with Finnish
Accounting Standards.
3.1. Summary of personnel expenses

EURm	2025	2024	2023
Salaries and wages(1)	6 269	6 163	5 859
Pensions and other post- employment benefits
Defined contribution plans	261	242	249
Defined benefit plans(2)	167	157	155
Share-based payments	337	239	201
Social security costs	797	762	830
Total	7 831	7 563	7 294
(1)Includes termination benefits.
(2)Excludes amounts presented in financial income, refer to Note 3.4. Pensions and other post-employment benefits.
Average number of employees

Number of employees	2025	2024	2023
Continued Operations	78 005	78 434	84 795
Discontinued Operations	—	1 927	1 894
Total	78 005	80 361	86 689
3.2. Remuneration of key management
Remuneration of the Group Leadership Team
The amounts below represent each member’s time on the
Group Leadership Team.

EURm	2025	2024	2023
Short-term benefits	22	14	13
Post-employment benefits(1)	1	1	1
Share-based payments	17	12	13
Termination benefits(2)	13	4	—
Total	53	31	27
(1)The members of the Group Leadership Team participate in the local retirement programs applicable to employees in the country where they reside.
(2)Includes both termination payments and payments made under exceptional contractual arrangements for lapsed equity awards.
Remuneration of the President and CEO

	2025		2024	2023
EUR	Justin Hotard, from 1 April	Pekka Lundmark, until 31 March	Pekka Lundmark	Pekka Lundmark
Base salary	1 057 875	352 625	1 410 500	1 322 750
Cash incentive payments	1 703 840	567 947	1 824 834	1 079 695
Share-based payment expenses(1)	3 907 501	979 128	3 117 360	5 041 885
Pension expenses	490 275	39 291	310 937	422 274
Other benefits(2)	3 584 877	5 239 650	55 044	95 756
Total	10 744 368	7 178 641	6 718 675	7 962 360
(1)Represents the expense for all outstanding equity grants recorded during the year.
(2)Other benefits consist of on-boarding and exit agreement benefits, and certain fringe benefits.
Termination terms of President and CEO’s service agreement
The President and CEO, Justin Hotard, may terminate the
service agreement with 12 months’ notice, receiving salary and benefits during the notice period or a lump sum equivalent, plus any incentives vesting during the notice. As a general rule, unvested equity awards are forfeited unless the Board decides otherwise. If termination occurs due to Nokia’s material breach of the agreement, the notice period may be reduced to two
months, and the CEO is entitled to severance equal to 12
months’ compensation including the notice period. In addition, all his equity incentives vest, subject to any applicable
performance criteria, prorated until the expiry of the
agreement.
Nokia may terminate for cause without notice, with no
additional pay and forfeiture of unvested equity awards. For termination without cause, the CEO receives 12 months’
compensation (incl. benefits and short-term incentives), with unvested equity awards forfeited after the termination of the agreement unless the Board decides otherwise. If termination occurs within three months before or six months after a change of control, the notice period may be reduced to three months and the CEO receives 12 months’ remuneration and all his
equity incentives vest subject to performance and time
proration until the expiry of the agreement.

146	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Remuneration of the Board of Directors
The annual remuneration paid to the members of the Board of Directors, as decided by the Annual General Meetings in the respective years:

	2025			2024			2023
	Annual fee(1) EUR	Meeting fees(2) EUR	Shares received(3) number	Annual fee(1) EUR	Meeting fees(2) EUR	Shares received(3) number	Annual fee(1) EUR	Meeting fees(2) EUR	Shares received(3) number
Sari Baldauf, Chair (4)(5)	465 000	10 000	41 478	465 000	10 000	52 993	465 000	10 000	47 427
Timo Ihamuotila, Vice Chair(5)	220 000	9 000	19 624	—	—	—	—	—	—
Søren Skou	—	2 000	—	220 000	14 000	25 072	225 000	14 000	22 948
Timo Ahopelto(4)(6)	210 000	10 000	18 732	210 000	10 000	23 932	210 000	10 000	21 418
Bruce Brown	—	—	—	—	—	—	—	5 000	—
Elizabeth Crain(4)(5)	220 000	12 000	19 624	220 000	12 000	25 072	215 000	15 000	21 928
Thomas Dannenfeldt(4)(7)	245 000	14 000	21 854	240 000	14 000	27 351	230 000	9 000	23 458
Pernille Erenbjerg(7)	200 000	—	17 840	—	—	—	—	—	—
Lisa Hook(5)(7)	210 000	12 000	18 732	210 000	14 000	23 932	200 000	17 000	20 399
Jeanette Horan	—	—	—	—	—	—	210 000	10 000	21 418
Edward Kozel	—	—	—	—	—	—	—	5 000	—
Mike McNamara (6)(7)	210 000	14 000	18 732	210 000	14 000	23 932	—	—	—
Thomas Saueressig(6)	195 000	14 000	17 394	195 000	14 000	22 223	195 000	14 000	19 889
Carla Smits-Nusteling	—	2 000	—	215 000	9 000	24 502	215 000	14 000	21 928
Kai Öistämö(5)(6)	215 000	10 000	19 178	205 000	10 000	23 362	205 000	10 000	20 908
Total	2 390 000	109 000		2 390 000	121 000		2 370 000	133 000
(1)Annual fees consist of Board member fees and Committee chair and member fees.
(2)Meeting fees include all meeting fees paid during the reported year.
(3)Approximately 40% of each Board member’s annual compensation is paid in Nokia shares purchased from the market, and the remaining approximately 60% is paid in cash.
(4)Annual fees in 2025 include EUR 30 000 for Thomas Dannenfeldt as Chair and EUR 15 000 for Timo Ahopelto, Sari Baldauf and Elizabeth Crain as members of the Personnel Committee.
(5)Annual fees in 2025 include EUR 20 000 for Elizabeth Crain as Chair and EUR 10 000 for Sari Baldauf, Lisa Hook, Timo Ihamuotila, and Kai Öistämö as members of the Strategy Committee.
(6)Annual fees in 2025 include EUR 20 000 for Kai Öistämö as Chair and EUR 10 000 for Timo Ahopelto, Mike McNamara and Thomas Saueressig as members of the Technology Committee.
(7)Annual fees in 2025 include EUR 30 000 for Thomas Dannenfeldt as Chair and EUR 15 000 for Pernille Erenbjerg, Lisa Hook and Mike McNamara as members of the Audit Committee.

147	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Share-based payment expense
In 2025, the share-based payment expense recognized in the
income statement for continuing operations for all share-based compensation plans amounted to EUR 337 million (EUR 239
million in 2024 and EUR 201 million in 2023).
Performance shares
In 2025, Nokia had outstanding performance shares from
grants made in 2022, 2023, 2024 and 2025. Grants made for
performance shares are targeted on a limited basis to senior level employees and executives.
Performance share plans at 31 December 2025:

Plan	Performance shares outstanding at target	Confirmed payout (% of target)	Performance period	Settlement year
2022	—	0%	2022-2024	2025/2026
2023	12 529 600	110%	2023–2025	2026/2027
2024	17 534 756	—	2024–2026	2027/2028
2025	10 681 505	—	2025–2027	2028/2029
The 2022 Performance share grants have a three-year vesting
period where Nokia’s actual total shareholder return (ATSR) is compared to the target total shareholder return to determine the number of Nokia shares that will be delivered at settlement.
The 2022 Performance share grants do not include a minimum
payout guarantee.
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
The 2024 and 2025 Performance share grants apply the
performance metrics to two-thirds of the grant. For the
remaining one-third of the granted shares, the metrics are
either a service condition or performance metrics. The
performance metrics of the 2024 and 2025 Performance share
grants are 50% RTSR, 40% Cumulative EPS targets adjusted for non-recurring events, and 10% carbon emissions targets.
Restricted shares
In 2025, there were outstanding restricted shares from grants made in 2022, 2023, 2024 and 2025. Nokia grants restricted
shares to selected employees as the primary method of equity compensation. Restricted shares are Nokia shares that will be delivered to eligible participants at a future point in time, subject to the fulfillment of predetermined service conditions.
Restricted shares will either vest on the third anniversary of the award or follow a tranche vesting schedule whereby each plan vests in one or more tranches determined at the award date.
The restricted share grants are generally forfeited if the
employment relationship with Nokia terminates prior to vesting of the applicable tranche or tranches.
Employee share purchase plan
Nokia offers a voluntary Employee Share Purchase Plan (ESPP)
to its employees. Participating employees make contributions from their net salary to purchase Nokia shares on a monthly
basis during a 12-month savings period. Nokia delivers one
matching share for every two purchased shares the employee
holds at the end of the plan cycle. In 2025, 5 578 417 matching shares were issued as a settlement to the participants of the
ESPP 2024 (7 455 343 matching shares issued under the 2023
Plan in 2024, and 6 726 190 matching shares issued under the
2022 Plan in 2023).

148	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Share-based payment plans by instrument

	Performance shares		Restricted shares
	Number of shares outstanding at target	Weighted average grant date fair value (EUR)	Number of shares outstanding	Weighted average grant date fair value (EUR)
1 January 2023	63 747 848		54 527 628
Granted	15 207 400	3.10	45 322 400	3.36
Forfeited	(3 916 744)		(1 998 801)
Vested(1)	(31 691 700)		(3 175 287)
31 December 2023	43 346 804		94 675 940
Granted	19 202 484	3.65	57 602 936	3.48
Forfeited	(3 589 329)		(5 471 235)
Vested(1)	(15 223 017)		(23 834 342)
31 December 2024	43 736 942		122 973 299
Granted(2)	10 818 188	4.73	97 037 127	4.37
Forfeited	(2 803 610)		(7 901 371)
Vested(1)	(11 005 659)		(62 570 770)
31 December 2025	40 745 861		149 538 285
(1)Vested performance shares at target are to be multiplied by the confirmed payout (% of target) to calculate the total number of Nokia shares settled.
(2)Number of granted restricted shares includes 39.4 million replacement share awards granted as part of the acquisition of Infinera. For more information on the replacement awards as part of the purchase consideration, refer to Note 6.2. Acquisitions.
Estimation of grant date fair values

Plan	Grant date fair value
ATSR	Estimated considering the dividend-adjusted Nokia share price at the end of the performance period of the plan and the target payout levels set for the plan.
RTSR
Estimated considering a combination of the dividend-adjusted Nokia share price compared with benchmark companies’ share prices at the end of the performance period of the plan and the target payout levels set for the plan.

Restricted Shares	Estimated using the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period.

149	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
The costs of defined benefit plans are assessed using the projected unit credit method. The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates on high-quality corporate bonds or government bonds with maturities most closely matching expected payouts of benefits. The plan assets are measured at fair value at the reporting date. Qualifying insurance contracts included within pension plan assets are measured at fair value based upon the actuarial valuation of the underlying insured liability. The liability or asset recognized in the statement of financial position is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets adjusted for effects of any asset ceiling.
Actuarial valuations for defined benefit plans are performed annually or when a material plan amendment, curtailment or settlement occurs. Service cost related to employees’ service in the current period and past service cost resulting from plan amendments and curtailments, as well as gains and losses on settlements, are presented in cost of sales, research and development expenses or selling, general and administrative expenses. Net interest and pension plan administration costs that are not considered in determining the return on plan assets are presented in financial income and expenses. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling and the return on plan assets, excluding amounts recognized in net interest, are recognized in other comprehensive income.
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
Defined benefit plans
Nokia’s most significant defined benefit plans are in the United States, Germany, and the United
Kingdom. Together, they account for 91% of Nokia’s total defined benefit obligation (92% in 2024)
and 89% of Nokia’s total fair value of plan assets (91% in 2024).
Summary of defined benefit balances at 31 December

EURm	Defined benefit obligation	Fair value of plan assets	Effects of asset ceiling	Net defined benefit balance
2025
United States, Pension	(8 971)	13 748	—	4 777
United States, OPEB	(1 228)	600	—	(628)
Germany	(1 891)	1 292	—	(599)
United Kingdom	(494)	697	—	203
Other	(1 209)	1 978	(89)	680
Total	(13 793)	18 315	(89)	4 433
2024
United States, Pension	(10 688)	16 188	—	5 500
United States, OPEB	(1 393)	701	—	(692)
Germany	(1 959)	1 240	—	(719)
United Kingdom	(529)	736	—	207
Other	(1 220)	1 858	(85)	553
Total	(15 789)	20 723	(85)	4 849
Funded status of defined benefit obligation:

EURm	2025	2024
Wholly funded	10 834	12 665
Partly funded	2 142	2 252
Unfunded	817	872
Total	13 793	15 789

150	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
All other legacy programs, including legacy service-based programs, were frozen by 31 December
2009. For former employees who, when actively employed, were represented by a union, Nokia maintained two defined benefit pension plans, both of which are traditional service-based programs. On 31 December 2021, these two plans were merged. On 31 December 2025, the remaining service-based plan for former union-represented employees was merged into the service-based plan for non-union-represented employees.
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
On 1 October 2024, Nokia transferred investment management operations for US Pension, OPEB and 401(k) assets to Mercer Investments LLC in an Outsourced Investment Management (OCIO)
transaction.
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
In June 2025, the UK Government announced it would legislate a remedy for affected defined benefit pension schemes, with regard to the implications of the ruling by the High Court in June
2023, and the dismissal of appeal by the Court of Appeal in July 2024, in the case of Virgin Media
Limited v NTL Pension Trustees II Ltd. Nokia’s UK Pension Trustee awaits further developments that may impact this position from pending cases in UK courts that are expected in 2026. As of 31
December 2025, management has not identified any benefit uncertainties for which the potential impact would need to be considered.

151	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Movements in the defined benefit obligation, fair value of plan assets and the impact of the asset ceiling limitation for the years ended 31 December

Defined benefit obligation	2025				2024
EURm	United States pension	United States OPEB	Other pension	Total	United States pension	United States OPEB	Other pension	Total
1 January	(10 688)	(1 393)	(3 708)	(15 789)	(11 325)	(1 471)	(4 072)	(16 868)
Current service cost	(80)	—	(59)	(139)	(86)	—	(62)	(148)
Interest expense	(483)	(66)	(134)	(683)	(509)	(67)	(142)	(718)
Past service cost	(6)	—	(22)	(28)	(12)	—	7	(5)
Settlements(1)	—	—	—	—	—	—	178	178
Total	(569)	(66)	(215)	(850)	(607)	(67)	(19)	(693)
Remeasurements:
(Loss)/gain from change in demographic assumptions	—	—	(2)	(2)	114	17	32	163
(Loss)/gain from change in financial assumptions	(217)	(31)	148	(100)	463	62	88	613
Experience gain/(loss)	48	(10)	(6)	32	94	27	(13)	108
Total	(169)	(41)	140	(70)	671	106	107	884
Translation differences	1 227	161	62	1 450	(664)	(87)	(32)	(783)
Contributions from plan participants	—	(78)	(4)	(82)	—	(76)	(4)	(80)
Benefits paid	1 228	200	215	1 643	1 237	212	272	1 721
Acquisitions through business combinations	—	—	(84)	(84)	—	—	—	—
Other	—	(11)	—	(11)	—	(10)	40	30
Total	2 455	272	189	2 916	573	39	276	888
31 December	(8 971)	(1 228)	(3 594)	(13 793)	(10 688)	(1 393)	(3 708)	(15 789)
Weighted average duration of the defined benefit obligation (in years)	7.3	8.0	9.5	7.9	9.1	10.3	10.1	9.5
(1)In 2024, the settlement relates to the transfer of a liability in the amount of EUR 178 million to insurer Aviva as part of a buy-out transaction in the UK.

152	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Fair value of plan assets	2025				2024
EURm	United States pension	United States OPEB	Other pension	Total	United States pension	United States OPEB	Other pension	Total
1 January	16 188	701	3 834	20 723	16 285	675	3 954	20 914
Interest income	743	32	138	913	755	30	133	918
Administrative expenses and interest on asset ceiling	(21)	—	(5)	(26)	(18)	—	(5)	(23)
Settlements(1)	—	—	—	—	—	—	(183)	(183)
Total	722	32	133	887	737	30	(55)	712
Remeasurements:
Return on plan assets, excluding amounts included in interest income	(65)	28	85	48	(576)	50	44	(482)
Total	(65)	28	85	48	(576)	50	44	(482)
Translation differences	(1 859)	(79)	(47)	(1 985)	990	41	41	1 072
Contributions:
Employers	25	4	26	55	27	3	25	55
Plan participants	—	78	4	82	—	76	4	80
Benefits paid	(1 228)	(200)	(143)	(1 571)	(1 237)	(212)	(179)	(1 628)
Acquisitions through business combinations	—	—	73	73	—	—	—	—
Section 420 transfer(2)	(35)	35	—	—	(38)	38	—	—
Other	—	1	2	3	—	—	—	—
Total	(3 097)	(161)	(85)	(3 343)	(258)	(54)	(109)	(421)
31 December	13 748	600	3 967	18 315	16 188	701	3 834	20 723
(1)In 2024, the settlement primarily relates to transfer of assets in the amount of EUR 178 million to insurer Aviva as part of a buy-out transaction in the UK.
(2)Refer to the Future cash flows section below for description of Section 420 transfers.

The impact of the asset ceiling limitation	2025				2024
EURm	United States pension	United States OPEB	Other pension	Total	United States pension	United States OPEB	Other pension	Total
1 January	—	—	(85)	(85)	—	—	(87)	(87)
Interest expense	—	—	(1)	(1)	—	—	(1)	(1)
Remeasurements:
Change in asset ceiling, excluding amounts included in interest expense	—	—	(2)	(2)	—	—	6	6
Translation differences	—	—	(1)	(1)	—	—	(3)	(3)
31 December	—	—	(89)	(89)	—	—	(85)	(85)

Net balances	2025				2024
EURm	United States pension	United States OPEB	Other pension	Total	United States pension	United States OPEB	Other pension	Total
31 December	4 777	(628)	284	4 433	5 500	(692)	41	4 849
Consisting of:
Net pension assets	4 993	—	1 387	6 380	5 749	—	1 183	6 932
Net pension liabilities	(216)	(628)	(1 103)	(1 947)	(249)	(692)	(1 142)	(2 083)

153	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Recognized in the income statement(1)

EURm	2025	2024	2023
Current service cost(2)	139	148	157
Past service cost(2)	28	5	6
Net interest(3)	(203)	(176)	(187)
Settlements(2)	—	5	(7)
Total	(36)	(18)	(31)
(1)In 2024 and 2023, amounts comprise both continuing and discontinued operations.
(2)Amounts related to continuing operations are presented in operating expenses within the income statement.
(3)Amounts related to continuing operations are presented in financial income within the income statement.
Recognized in other comprehensive income

EURm	2025	2024	2023
Return on plan assets, excluding amounts included in interest income	48	(482)	(76)
(Loss)/gain from change in demographic assumptions	(2)	163	55
(Loss)/gain from change in financial assumptions	(100)	613	(301)
Experience gain/(loss)	32	108	(26)
Change in asset ceiling, excluding amounts included in interest expense	(2)	6	5
Total	(24)	408	(343)
Actuarial assumptions and sensitivity analysis
Actuarial assumptions
The discount rates and mortality tables used for the significant plans:

	Discount rate		Mortality table
	2025	2024	2025
United States(1)	5.0%	5.3%	Pri-2012 w/MP-2020 Mortality projection scale
Germany	3.9%	3.4%	Heubeck 2018G
United Kingdom(2)	5.7%	5.6%	CMI 2023
Total weighted average for all countries	4.8%	4.9%
(1)Mortality tables remain unchanged in the US. 2024 and 2025 mortality assumption includes an adjustment based upon actual experience.
(2)Mortality tables for United Kingdom have been adjusted with 1.5% long-term rate of improvement.
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country.
The principal actuarial weighted average assumptions used for determining the defined benefit obligation and sensitivity of the defined benefit obligation to changes in these assumptions:

	2025	2024	Change in assumption	Increase in assumption(1) EURm	Decrease in assumption(1) EURm
Discount rate for determining present values	4.8%	4.9%	1.0%	990	(1 154)
Pension growth rate	2.1%	2.1%	1.0%	(206)	167
Inflation rate	2.3%	2.0%	1.0%	(222)	203
Life expectancy	87-88 yrs	86-88 yrs	1 year	(555)	524
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
majority of Nokia’s post-employment healthcare plans are maintained. Changes in assumptions and actuarial estimates may materially affect the benefit obligation, future expense and future cash flow.

154	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
United States plan assets
The majority of Nokia’s United States pension plan assets are held in a master pension trust. The
OPEB plan assets are held in two separate trusts. The Pension & Benefits Investment Committee formally approves the target asset allocation following the proposal by Nokia’s OCIO provider. The overall United States pension plan asset portfolio, at 31 December 2025, reflects a balance of investments split of approximately 63% insurance contracts, 32% short-term investments and 5%
other assets.
In November 2025, the Group entered into a buy-in transaction with a third party insurer to de-risk
EUR 8.9 billion of pension exposure in the US defined benefit pension scheme. The transaction was fully funded from existing assets with no additional employer contributions required. Nokia retains the pension liability, however this transaction transfers certain investment and longevity risks to the insurer, enhancing the stability of the funding status and protection of Nokia US pension plan member benefits further securing the plan’s ability to meet its future liabilities to plan participants.
The recognition of the insurance policy as a qualifying plan asset resulted in a gain of approximately
EUR 236 million recognized in other comprehensive income.
Disaggregation of plan assets

	2025				2024
EURm	Quoted	Unquoted	Total	% of total assets	Quoted	Unquoted	Total	% of total assets
Equity securities	1 097	—	1 097	6%	1 055	—	1 055	5%
Fixed income securities	2 101	145	2 246	13%	14 721	142	14 863	72%
Insurance contracts(1)	—	9 211	9 211	50%	—	648	648	3%
Real estate	—	528	528	3%	—	860	860	4%
Short-term investments	4 801	—	4 801	26%	945	—	945	5%
Private equity and other	106	326	432	2%	103	2 249	2 352	11%
Total	8 105	10 210	18 315	100%	16 824	3 899	20 723	100%
(1)In 2025, insurance contracts include a EUR 8.7 billion qualifying insurance contract related to the US buy-in transaction.
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
asset classes such as private equity, real estate and absolute return are measured using latest available valuations provided by the asset managers, reviewed by Nokia and adjusted for subsequent cash flows.

155	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Future cash flows
Contributions
Group contributions to the pension and other post-employment benefit plans are made to facilitate future benefit payments to plan participants. The funding policy is to meet minimum funding requirements as set forth in the employee benefit and tax laws, as well as any such additional amounts as Nokia may determine appropriate. Contributions are made to benefit plans for the sole benefit of plan participants. Employer contributions expected to be paid in 2026 total EUR 54 million.
United States
Funding methods
Funding requirements for the United States qualified defined benefit pension plan is determined by the applicable statutes, namely the Employee Retirement Income Security Act of 1974 (ERISA), the
Internal Revenue Code of 1986, and regulations issued by the Internal Revenue Service (IRS). In determining funding requirements, ERISA allows assets to be either fair value or an average value over a period of time; and liabilities to be based on spot interest rates or average interest rates over a period of time. For the non-represented and formerly represented defined benefit pension plan, Nokia does not foresee any future funding requirement for regulatory funding purposes, given the plan asset allocation and the level of assets compared to liabilities.
Post-employment healthcare benefits for both non-represented and formerly union represented retirees are capped for those who retired after 28 February 1990. The benefit obligation associated with this group of retirees is 96% of the total United States retiree healthcare obligation at 31 December 2025. The US government’s Medicare program is the primary payer for those aged 65 and older.
Section 420 transfers
Section 420 of the U.S. Internal Revenue Code (Section 420) allows for the transfer of pension assets in excess of specified thresholds above the plan’s funding obligation (excess pension assets)
to a retiree health benefits account, a retiree life insurance account, or both, maintained within the pension plan and to use the assets in such accounts to pay for, or to reimburse the employer for the cost of providing applicable health or life insurance benefits, each as defined in Section 420, for retired employees, and with respect to health benefits, their spouses and dependents. Employers making such transfers are required to continue to provide healthcare benefits or life insurance coverage, as the case may be, for a certain period of time (cost maintenance period) at levels prescribed by regulations. Pursuant to Section 420, Nokia has transferred EUR 35 million during
2025 (EUR 38 million in 2024). Section 420 is currently set to expire on 31 December 2032.
Benefit payments
The following table summarizes expected benefit payments from the defined benefit pension plans and other post-employment benefit plans until 2035. Actual benefit payments may differ from expected benefit payments.

	US Pension			US OPEB		Other countries	Total
EURm	Management	Occupational	Supplemental plans	Formerly union represented	Non-union represented
2026	1 057	—	23	41	55	344	1 520
2027	990	—	23	38	55	315	1 421
2028	928	—	22	77	55	320	1 402
2029	868	—	21	70	55	436	1 450
2030	812	—	20	63	56	348	1 299
2031–2035	3 288	—	86	230	272	1 826	5 702
Benefits are paid from plan assets where there is sufficient funding available to the plan to cover the benefit obligation. Any payments in excess of the plan assets are paid directly by Nokia. Direct benefit payments expected to be paid in 2026 total EUR 103 million.

156	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
The useful life of Nokia’s intangible assets, other than
goodwill, is finite. Following initial recognition, finite intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Intangible assets are
amortized over their useful lives, generally three years to
twelve years, using the straight-line method, which is
considered to best reflect the pattern in which the asset’s
future economic benefits are expected to be consumed.
Depending on the nature of the intangible asset, the
amortization charges for continuing operations are included
in cost of sales, research and development expenses or
selling, general and administrative expenses.
Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the
related business combination and that reflect the lowest level at which goodwill is monitored for internal management
purposes. A cash-generating unit, as determined for the
purposes of Nokia’s goodwill impairment testing, is the
smallest group of assets generating cash inflows that are
largely independent of the cash inflows from other assets or groups of assets. The carrying values of the groups of cash-
generating units include their share of relevant corporate
assets allocated to them on a reasonable and consistent
basis. When the composition of one or more groups of cash-
generating units to which goodwill has been allocated is
changed, the goodwill is reallocated based on the relative
value of the affected groups of cash-generating units.
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

157	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

EURm	Goodwill	Intangible assets	Total
2025
Acquisition cost at 1 January	6 873	9 793	16 666
Additions	—	161	161
Acquisitions through business combinations(1)	833	1 111	1 944
Disposals and retirements	—	(14)	(14)
Translation differences	(596)	(607)	(1 203)
Acquisition cost at 31 December	7 110	10 444	17 554
Accumulated amortization and impairment charges at 1 January	(1 137)	(8 991)	(10 128)
Amortization	—	(521)	(521)
Impairment	—	(18)	(18)
Disposals and retirements	—	12	12
Translation differences	23	473	496
Accumulated amortization and impairment charges at 31 December	(1 114)	(9 045)	(10 159)
Net book value at 1 January	5 736	802	6 538
Net book value at 31 December	5 996	1 399	7 395
2024
Acquisition cost at 1 January	6 629	9 893	16 522
Additions	—	97	97
Acquisitions through business combinations	33	—	33
Assets held for sale	(38)	(170)	(208)
Disposals and retirements	(11)	(282)	(293)
Translation differences	260	255	515
Acquisition cost at 31 December	6 873	9 793	16 666
Accumulated amortization and impairment charges at 1 January	(1 125)	(8 807)	(9 932)
Amortization	—	(390)	(390)
Assets held for sale	—	165	165
Disposals and retirements	—	278	278
Translation differences	(12)	(237)	(249)
Accumulated amortization and impairment charges at 31 December	(1 137)	(8 991)	(10 128)
Net book value at 1 January	5 504	1 086	6 590
Net book value at 31 December	5 736	802	6 538
(1)In 2025, acquisitions through business combinations relates to the acquisition of Infinera. For more information, refer to Note 6.2. Acquisitions.
Net book value of intangible assets by type of
asset

EURm	2025	2024
Customer relationships	548	317
Patents and licenses	341	304
Technologies and IPR&D	269	12
Tradenames and other	98	51
Intangible assets under construction	143	118
Total	1 399	802
Weighted average remaining amortization
period

Years	31 December 2025
Customer relationships	11
Patents and licenses	7
Technologies and IPR&D	3
Tradenames and other	2

158	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Goodwill
Nokia has allocated goodwill to its operating segments corresponding to groups of cash-generating units (CGUs) that are expected to benefit from goodwill. Refer to Note 2.2. Segment information.
Allocation of goodwill
The following table presents the allocation of goodwill to groups of CGUs at 31 December:

EURm	2025	2024
Network Infrastructure	3 323	2 831
Cloud and Network Services(1)	440	559
Mobile Networks(1)	2 233	2 346
(1)In 2025, includes EUR 79 million of goodwill reallocation from Cloud and Network Services to Mobile Networks related to the transfer of Managed Services
Recoverable amounts
The recoverable amounts of the groups of CGUs in 2025 were based on value-in-use that was determined using a discounted cash flow calculation. The cash flow projections approved by management were based on financial plans covering a forecast period of five years that reflects management’s expectations of recovery from the market-driven mid-term decrease in sales and market cyclicality, especially in the Mobile Networks segment and accelerated growth in Network
Infrastructure segment, followed by a five-year period that then converge to the steady state cash flow projection modelled in the terminal year. The terminal growth rate assumptions do not exceed long-term average growth rates for the industries and economies in which the groups of CGUs operate.
The discount rates reflect current assessments of the time value of money and relevant market risk premiums considering risks and uncertainties for which the future cash flow estimates have not been adjusted. Discounted cash flow projections are based on post-tax cash flows and post-tax discount rates, which do not materially differ from the pre-tax basis discounted cash flow projections.
Terminal growth rate and post-tax discount rate applied in the impairment test for the groups of
CGUs:

	Terminal growth rate		Post-tax discount rate
Key assumption %	2025	2024	2025	2024
Network Infrastructure	2.0%	1.5%	9.5%	9.4%
Cloud and Network Services	1.0%	1.5%	7.6%	8.0%
Mobile Networks	1.0%	1.0%	7.8%	8.4%
Other key variables in future cash flow projections include assumptions on estimated sales growth, gross margin and operating margin. Sales growth and gross margin assumptions reflect management expectations of addressable market growth, market share and competitive position, as well as Nokia’s strategy and long-term business outlook. Gross margin and operating margin assumptions include the impact of the ongoing efficiency, investment discipline and cost savings initiatives, which are expected to reduce cost base and increase operational leverage throughout the operating segments.
The results of the impairment testing indicate adequate headroom for each group of CGUs in 2025.

159	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

4.2. Property, plant and equipment
Accounting policies
Property, plant and equipment are stated at cost less
accumulated depreciation and accumulated impairment
losses. Depreciation is recorded on a straight-line basis
over the expected useful lives of the assets as follows:

Buildings and constructions
Buildings and constructions	20–33 years
Light buildings and constructions	3–20 years
Machinery and equipment
Production machinery and measuring and test equipment	1–10 years
Other machinery and equipment	3–10 years
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
lease term and the useful life. Gains and losses on the
disposal of property, plant and equipment are included in
other operating income or expenses.

EURm	Land, buildings and constructions	Machinery, equipment and other	Assets under construction	Total
2025
Acquisition cost at 1 January	946	3 390	126	4 462
Additions	11	205	244	460
Acquisitions through business combinations	24	123	94	241
Reclassifications	47	75	(122)	—
Disposals and retirements	(50)	(148)	(4)	(202)
Translation differences	(88)	(95)	(19)	(202)
Acquisition cost at 31 December	890	3 550	319	4 759
Accumulated depreciation at 1 January	(518)	(2 582)	—	(3 100)
Depreciation	(57)	(326)	—	(383)
Disposals and retirements	42	143	—	185
Translation differences	57	52	—	109
Accumulated depreciation at 31 December	(476)	(2 713)	—	(3 189)
Net book value at 1 January	428	808	126	1 362
Net book value at 31 December	414	837	319	1 570
2024
Acquisition cost at 1 January	1 434	3 547	167	5 148
Additions	22	230	115	367
Reclassifications	50	55	(105)	—
Disposals and retirements	(51)	(199)	(4)	(254)
Assets held for sale	(548)	(306)	(50)	(904)
Translation differences	39	63	3	105
Acquisition cost at 31 December	946	3 390	126	4 462
Accumulated depreciation at 1 January	(569)	(2 628)	—	(3 197)
Depreciation	(80)	(321)	—	(401)
Impairment	(55)	—	—	(55)
Disposals and retirements	40	190	—	230
Assets held for sale	171	223	—	394
Translation differences	(25)	(46)	—	(71)
Accumulated depreciation at 31 December	(518)	(2 582)	—	(3 100)
Net book value at 1 January	865	919	167	1 951
Net book value at 31 December	428	808	126	1 362

160	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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

Buildings	3–22 years
Other	3–5 years
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
component and associated non-lease component as a
single lease component.
Right-of-use assets

EURm	Buildings	Other	Total
2025
Acquisition cost at 1 January	1 422	286	1 708
Additions(1)	280	83	363
Acquisitions through business combinations	57	—	57
Retirements	(50)	(59)	(109)
Translation differences	(76)	(9)	(85)
Acquisition cost at 31 December	1 633	301	1 934
Accumulated depreciation at 1 January	(813)	(137)	(950)
Depreciation	(133)	(82)	(215)
Retirements	50	55	105
Translation differences	42	4	46
Accumulated depreciation at 31 December	(854)	(160)	(1 014)
Net book value at 1 January	609	149	758
Net book value at 31 December	779	141	920
2024
Acquisition cost at 1 January	1 434	275	1 709
Additions(1)	36	95	131
Assets held for sale	(25)	(47)	(72)
Retirements	(48)	(38)	(86)
Translation differences	25	1	26
Acquisition cost at 31 December	1 422	286	1 708
Accumulated depreciation at 1 January	(677)	(126)	(803)
Depreciation	(135)	(88)	(223)
Impairment	(43)	—	(43)
Assets held for sale	4	40	44
Retirements	48	38	86
Translation differences	(10)	(1)	(11)
Accumulated depreciation at 31 December	(813)	(137)	(950)
Net book value at 1 January	757	149	906
Net book value at 31 December	609	149	758
(1)Additions comprise new lease contracts as well as modifications and remeasurements of existing lease contracts.
Amounts recognized in the income statement

EURm	2025	2024	2023
Depreciation of right-of-use assets(1)	(215)	(223)	(216)
Interest expense on lease liabilities(1)	(35)	(33)	(28)
Impairment charges, net of reversals	—	(43)	2
Total	(250)	(299)	(242)
(1)In 2024 and 2023, amounts comprise both continuing and discontinued
operations.
Amounts recognized in the income statement presented above
exclude expenses relating to short-term leases and leases of low-value assets and income from subleasing right-of-use
assets as these are immaterial.
Amounts reported in the statement of cash
flows

EURm	2025	2024	2023
Payment of principal portion of lease liabilities(1)	(221)	(233)	(239)
Interest paid on lease liabilities(1)	(35)	(33)	(28)
Total	(256)	(266)	(267)
(1)In 2024 and 2023, amounts comprise both continuing and discontinued
operations.
Amounts reported in the statement of cash flows exclude
payments for short-term leases and leases of low-value assets.
The maturity analysis of lease liabilities is presented in Note 5.4.
Financial risk management. Commitments related to future
lease contracts are presented in Note 6.1. Commitments,
contingencies and legal proceedings.

161	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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

EURm	2025	2024
Raw materials and semi-finished goods	583	708
Finished goods	1 088	930
Contract work in progress	538	525
Total	2 209	2 163
Inventories recognized as an expense during the year in respect of continuing operations was EUR 5 728 million in 2025
(EUR 5 050 million in 2024 and EUR 7 115 million in 2023).
During the year write-downs of inventories to net realizable value totaled EUR 142 million (EUR 259 million in 2024 and
EUR 287 million in 2023) and reversals of previous inventory write-downs totaled EUR 41 million (EUR 54 million in 2024 and
EUR 88 million in 2023). The write-downs and reversals of
previous write-downs have been included in cost of sales.
Previous write-downs have been reversed primarily as a result of changes in estimated customer demand.
The amount of inventories expected to be recovered after more than 12 months was EUR 561 million at 31 December 2025 (EUR
464 million in 2024).

4.5. Trade receivables and other customer-related balances
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
▪ECL = PD x LGD x EAD
▪Probability of Default (PD) is based on the credit rating
profile of the counterparties as well as specific local
circumstances as applicable, unless there are specific
events that would indicate that the credit rating would
not be an appropriate basis for estimating credit risk at
the reporting date.
▪For Loss Given Default (LGD), the recovery rate is based
on the type of receivable, specific local circumstances as
applicable and related collateral arrangements, if any.
▪Exposure at Default (EAD) is normally the nominal value of
the receivable.

162	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Customer-related balances
Nokia aims to ensure the highest possible quality in trade receivables and contract assets, as well as customer loan receivables. The
Credit Risk Management Standard Operating Procedure (CRMSOP), approved by Nokia’s Chief Financial Officer, lays out the framework for the management of business-related credit risks. The CRMSOP sets out that credit decisions are based on credit evaluation in each business, including credit rating and limits for larger exposures, according to defined principles. Group level limit approvals are required for material credit exposures. Credit risks are monitored in each business and, where appropriate, mitigated on a case-by-
case basis with the use of letters of credit, collaterals, sponsor guarantees, credit insurance and sale of selected receivables.
Aging of trade receivables, contract assets, and customer financing-related loan receivables at 31 December

		Past due
EURm	Current	1-30 days	31-180 days	> 180 days	Total
2025
Trade receivables(1)	4 710	113	167	161	5 151
Contract assets	805	—	—	—	805
Customer financing-related loan receivables	62	—	—	—	62
Total gross receivables	5 577	113	167	161	6 018
Expected credit loss allowance	(81)	(4)	(30)	(68)	(183)
Total net receivables	5 496	109	137	93	5 835
2024
Trade receivables(1)	4 894	163	195	213	5 465
Contract assets	694	—	—	—	694
Customer financing-related loan receivables	70	—	—	—	70
Total gross receivables	5 658	163	195	213	6 229
Expected credit loss allowance	(78)	(9)	(31)	(108)	(226)
Total net receivables	5 580	154	164	105	6 003
(1)Nokia’s payment terms are 80 days (89 days in 2024) on average.
The reversal of ECL credited to the income statement was EUR 50 million (EUR 137 million 2024 and EUR 16 million in 2023).
At 31 December 2025, the total ECL related to credit-impaired assets amounted to EUR 30 million (EUR 62 million in 2024 and EUR 396 million in 2023). In 2024, the reduction of ECL related to credit-impaired assets of EUR 334 million includes releases of EUR 233 million related to assets that were written off during the year and EUR 111 million related to assets for which payments were received.

163	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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

Customer	2025	2024
Customer 1	4.8%	7.5%
Customer 2	4.2%	4.9%
Customer 3	3.2%	4.7%
Total	12.2%	17.1%

Country	2025	2024
United States	20.3%	21.5%
Country 2	7.1%	10.6%
Country 3	6.0%	5.8%
Total	33.4%	37.9%
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
During the year, Nokia recognized EUR 1.0 billion (EUR 1.5 billion in 2024 of which EUR 0.1 billion related to discontinued operations sold in 2024) of revenue that was included in the current contract liability balance at the beginning of the period.
4.6. Other receivables and liabilities
Other non-current receivables

EURm	2025	2024
R&D tax credits	152	144
Indirect tax receivables	14	27
Other	111	39
Total	277	210
Other current receivables

EURm	2025	2024
VAT and other indirect tax receivables	311	300
Prepayments related to contract manufacturing	101	126
IT-related prepaid expenses	42	47
R&D tax credits and grant receivables	51	43
Divestment-related receivables	23	23
Other	256	228
Total	784	767
Other non-current liabilities

EURm	2025	2024
Salaries, wages and social charges	39	30
Other	108	87
Total	147	117
Other current liabilities

EURm	2025	2024
Salaries, wages and social charges	1 591	1 531
Accrued expenses related to customer projects	190	245
Discounts without performance obligations	294	380
VAT and other indirect tax payables	285	314
Other(1)	378	413
Total	2 738	2 883
(1)Includes accrued logistics, R&D and IT expenses.

164	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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

EURm	Restructuring	Litigation and environmental(1)	Warranty	Material liability	Other	Total
1 January 2025	219	242	230	145	392	1 228
Business combinations	1	—	29	1	12	43
Charged to income statement
Additions(2)	397	165	295	109	72	1 038
Reversals	(6)	(18)	(56)	(115)	(106)	(301)
Total charged/(credited) to income statement	391	147	239	(6)	(34)	737
Utilized during year(3)	(239)	(78)	(118)	(39)	(28)	(502)
Translation differences and other	(1)	(22)	(3)	(13)	(51)	(90)
31 December 2025	371	289	377	88	291	1 416
Non-current	135	148	120	—	234	637
Current	236	141	257	88	57	779
(1)Environmental provision was EUR 130 million at 31 December 2025 (EUR 152 million at 31 December 2024).
(2)Additions to warranty provision are primarily due to a contract settlement related to a customer specific project that started in 2019.
(3)The utilization of restructuring provision includes items transferred to accrued expenses. A total of EUR 60 million of these remained in accrued expenses at 31 December 2025.
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
At 31 December 2025, the restructuring provision consists primarily of amounts related to the announcements made by Nokia on 16
March 2021 and 19 October 2023. The majority of the restructuring cash outflows is expected to occur over the next two years.
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
Other provisions
Nokia provides for various legal and constructive obligations such as project losses, indirect tax provisions, divestment-related provisions, certain employee-related provisions other than restructuring provisions and asset retirement obligations. Cash outflows related to other provisions are generally expected to occur over the next two years.

165	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Section 5
Capital and
financial
instruments
This section provides information
on shareholders’ equity,
shareholders’ remuneration and
Nokia’s capital management
objectives. Furthermore, this
section comprises the policies and
disclosures related to Nokia’s
financial assets and liabilities and
hedge accounting, as well as
information on Nokia’s financial
risks and financial risk
management principles
and objectives.
5.1. Equity
Shares and share capital
Share capital
Nokia Corporation has one class of shares. Each share entitles the holder to one vote at general meetings. The shares have no par value nor is there a minimum or maximum share capital or number of shares under the Articles of Association of Nokia
Corporation. The share capital amounted to
EUR 245 896 461.96 at 31 December 2025 and 2024, and
consisted of 5 742 239 696 (5 605 850 345 in 2024) issued and fully paid shares.
In 2025, Nokia Corporation issued 166 389 351 new shares at
the subscription price of USD 6.01 per share, corresponding to
EUR 5.16 per share, in a directed share issue to NVIDIA
Corporation. The total proceeds of USD 1 000 million (EUR 850 million, net of the share issuance costs) were recognized in the reserve for invested unrestricted equity. Nokia will use the proceeds from the issuance to accelerate its strategic plans to advance trusted connectivity for the AI supercycle and other general corporate purposes.
In addition, Nokia Corporation issued in a directed share issue
120 000 000 (150 000 000 in 2024) new shares to itself without consideration and canceled 150 000 000 (157 646 220 in 2024
related to the share buyback program announced in January
2024) shares it had repurchased under the share buyback
program announced in November 2024.
Share premium
Share premium reserve includes the Parent Company’s share
premium account and the equity impact of employee services
related to equity-settled share-based compensation plans.
Treasury shares
At 31 December 2025, the number of Nokia shares held by the
Group companies was 159 705 525 (232 700 997 in 2024)
representing 2.8% (4.2% in 2024) of the share capital and total voting rights.
In 2025, Nokia repurchased 130 813 954 shares under its share buyback program announced in November 2024 (176 832 266
shares in 2024 under the share buyback programs announced in
January and November 2024). The shares repurchased under
the November 2024 program were canceled in April 2025.
On 28 February 2025, Nokia completed the acquisition of
Infinera. The aggregated consideration transferred included
127 434 986 Nokia shares held by Nokia Corporation. Refer to
Note 6.2. Acquisitions for more information.
Additionally in 2025, Nokia Corporation transferred without
consideration 46 374 440 (24 380 761 in 2024) shares held by the Company to employees, including certain members of the
Group Leadership Team, as settlement of the Group’s equity-
based incentive plans and the employee share purchase plan.
Number of shares outstanding at the beginning and at the end of the period

Number of shares 000s	2025	2024	2023
1 January	5 373 149	5 525 601	5 587 016
Settlement of share-based payments	46 375	24 380	16 886
Shares issued as consideration for business combinations	127 435	—	—
Directed share issue	166 389	—	—
Acquisition of treasury shares	(130 814)	(176 832)	(78 301)
31 December	5 582 534	5 373 149	5 525 601
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
forward contracts and foreign exchange options, as well as the part of cross-currency swaps that is designated as a cash flow hedge to the extent that the hedges are effective.

166	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Reserve for invested unrestricted equity
The reserve for invested unrestricted equity includes that part of the subscription price of issued shares that according to the share issue decision is not to be recorded to the share capital as well as other equity inputs that are not recorded to some other reserve. The amount received for treasury shares is recorded to the reserve for invested unrestricted equity, unless it is
provided in the share issue decision that it is to be recorded in full or in part to the share capital. The Nokia shares repurchased under the 2022, January 2024 and November 2024 share
buyback programs were funded using funds in the reserve for
invested unrestricted equity.
Changes in other comprehensive income by component of equity

		Fair value and other reserves
EURm	Translation differences(1)	Pension remeasurements	Hedging reserve	Cost of hedging reserve	Fair value reserve
1 January 2023	169	3 893	78	(18)	(48)
Foreign exchange translation differences	(547)	—	—	—	—
Net investment hedging gains	105	—	—	3	—
Remeasurements of defined benefit plans	—	(261)	—	—	—
Net fair value gains/(losses)	—	—	2	(25)	(87)
Transfer to income statement	19	—	(66)	38	96
Movement attributable to non-controlling interests	5	—	—	—	—
31 December 2023	(249)	3 632	14	(2)	(39)
Foreign exchange translation differences	623	—	—	—	—
Net investment hedging losses	(31)	—	—	(1)	—
Remeasurements of defined benefit plans	—	326	—	—	—
Net fair value gains/(losses)	—	—	20	(1)	66
Transfer to income statement	(78)	—	(19)	19	(52)
Movement attributable to non-controlling interests	(2)	—	—	—	—
31 December 2024	263	3 958	15	15	(25)
Foreign exchange translation differences	(1 626)	—	—	—	—
Net investment hedging gains	89	—	—	—	—
Remeasurements of defined benefit plans	—	(17)	—	—	—
Net fair value gains/(losses)	—	—	79	(27)	26
Transfer to income statement	(2)	—	(63)	11	(19)
Other increase	—	2	—	—	—
Movement attributable to non-controlling interests	4	—	—	—	—
31 December 2025	(1 272)	3 943	31	(1)	(18)
(1)At 31 December 2025, translation differences include a EUR 244 million gain related to net investment hedging (EUR 154 million gain in 2024 and EUR 186 million gain in 2023).

167	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Capital management
For capital management purposes Nokia defines capital as total equity and interest-bearing liabilities less cash and cash
equivalents, current interest-bearing financial investments and non-current interest-bearing financial investments.
The main objectives of Nokia’s capital management are to
maintain a solid overall financial position and to ensure
sufficient financial flexibility to execute Nokia’s long-term business strategy and to provide returns to shareholders. From a cash perspective, Nokia aims to maintain the balance of its cash and cash equivalents and interest-bearing financial
investments less interest-bearing liabilities at 10-15% of annual net sales over time. To support these objectives, Nokia aims to maintain investment grade credit ratings. At 31 December
2025, Nokia’s long-term credit ratings are BBB- (stable) by
Fitch, Ba1 (positive) by Moody’s, and BBB- (stable) by S&P
Global.
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
For the financial year 2025
Nokia’s Board of Directors proposes to the Annual General
Meeting 2026 that no dividend is distributed by a resolution of the AGM for the financial year ended on 31 December 2025.
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
Distributions of dividend and/or assets from the reserve for invested unrestricted equity are recognized as a reduction of equity and a liability when the Board has decided on the
distribution. On the date of issuing the financial statements for
2025, the total number of Nokia shares is 5 742 239 696, based on which the total amount of distribution would be EUR 804
million. The total number of shares includes the shares held by the Parent Company which are not entitled to a distribution.
For the financial year 2024
The AGM in 2025 resolved to authorize the Board of Directors to decide on the distribution of an aggregate maximum
of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve of invested unrestricted
equity for the financial year 2024. The authorization was used to distribute a dividend in four installments. During 2025, three installments of dividend were distributed amounting to EUR
0.11 per share and EUR 593 million in total. The fourth
installment of EUR 0.03 per share and EUR 168 million in total was paid in February 2026. The total amount of dividend paid for the financial year 2024 was EUR 761 million.
For the financial year 2023
For the financial year 2023, a total dividend of EUR 709 million, corresponding to EUR 0.13 per share, was paid.
Share buyback programs
November 2024 program
In November 2024, Nokia launched a share buyback program to
offset the dilutive effect of the acquisition of Infinera
completed on 28 February 2025. The repurchases commenced
on 25 November 2024 and ended on 2 April 2025. Nokia
repurchased in total 150 000 000 shares under the program of which 130 813 954 shares were purchased in 2025. The
aggregate purchase price of all shares acquired under the
program was EUR 703 million, and the average price per share was EUR 4.69.
The repurchases were funded using funds in the reserve for
invested unrestricted equity in accordance with the
authorization given to the Board of Directors by the AGM, and hence the repurchases reduced Nokia's total unrestricted
equity. The repurchased shares were canceled in April 2025.
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

168	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

The 2022 program
In February 2022, Nokia’s Board of Directors initiated a share buyback program targeting to return up to EUR 600 million of cash to shareholders in tranches over a period of two years.
In the first phase of the program, which was launched on
11 February 2022 and which ended on 11 November 2022,
Nokia repurchased 63 963 583 shares. The aggregate purchase
price of all shares acquired in the first phase was EUR 300
million, and the average price per share was EUR 4.69. The
repurchased shares were canceled in December 2022.
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
Authorizations given to the Board of Directors
The following authorizations related to the issue and
repurchase of shares were given to the Board of Directors at the AGM held on 29 April 2025.
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
The authorization is effective until 28 October 2026, and it terminated the previous authorizations to issue shares and
special rights entitling to shares.
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
The authorization is effective until 28 October 2026, and it terminated the previous authorization to repurchase shares to the extent that the Board has not previously resolved to
repurchase shares based on such authorization.

169	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Financial assets measured at fair value through profit and loss are assets that do not fall in either of the categories in the paragraph above. Additionally, the accounting for financial assets depends on whether the financial asset is part of a hedging
relationship (refer to Note 5.3. Derivative assets and liabilities).
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

170	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Fair value of financial instruments

	2025							2024
	Carrying amounts						Fair value(1)	Carrying amounts						Fair value(1)
		Fair value through profit or loss			Fair value through other comprehensive income(2)				Fair value through profit or loss			Fair value through other comprehensive income(2)
EURm	Amortized cost	Level 1	Level 2	Level 3	Level 2	Total	Total	Amortized cost	Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	368	—	—	—	—	368	377	457	—	—	—	—	457	466
Venture funds and similar equity investments	—	—	—	857	—	857	857	—	—	—	865	—	865	865
Other non-current financial assets	96	—	82	—	37	215	215	179	—	97	—	40	316	316
Other current financial assets	231	—	—	—	17	248	248	315	92	—	—	25	432	432
Derivative assets(3)	—	—	127	—	—	127	127	—	—	197	—	—	197	197
Trade receivables(4)	—	—	—	—	4 975	4 975	4 975	—	—	—	—	5 248	5 248	5 248
Current interest-bearing financial investments	323	—	638	—	—	961	962	486	—	1 175	—	—	1 661	1 661
Cash and cash equivalents	4 647	—	815	—	—	5 462	5 462	5 251	—	1 372	—	—	6 623	6 623
Total financial assets	5 665	—	1 662	857	5 029	13 213	13 223	6 688	92	2 841	865	5 313	15 799	15 808
Long-term interest-bearing liabilities	2 329	—	—	—	—	2 329	2 401	2 918	—	—	—	—	2 918	2 986
Other long-term financial liabilities	28	—	—	31	—	59	59	33	—	—	45	—	78	78
Short-term interest-bearing liabilities	1 084	—	—	—	—	1 084	1 083	969	—	—	—	—	969	969
Other short-term financial liabilities(5)	46	—	—	6	—	52	52	883	—	—	488	—	1 371	1 371
Derivative liabilities(3)	—	—	266	—	—	266	266	—	—	299	—	—	299	299
Discounts without performance obligations(4)	294	—	—	—	—	294	294	380	—	—	—	—	380	380
Trade payables	2 978	—	—	—	—	2 978	2 978	3 213	—	—	—	—	3 213	3 213
Total financial liabilities	6 759	—	266	37	—	7 062	7 133	8 396	—	299	533	—	9 228	9 296
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
(3)For further information on derivative assets and liabilities, refer to Note 5.3. Derivative assets and liabilities.
(4)For further information on trade receivables and discounts without performance obligation, refer to Note 4.5. Trade receivables and other customer-related balances.
(5)In 2024, other financial liabilities included a liability related to Nokia's share buyback program reflecting Nokia’s commitment under the agreement with a third-party broker conducting the share repurchases on Nokia’s behalf.

171	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Level 3 investments are remeasured at each reporting date
taking into consideration any changes in estimates, projections and assumptions, as well as any changes in economic and other relevant conditions. These investments include approximately
50 separate venture funds investing in hundreds of individual companies in various sectors and geographies, focusing on AI, data infrastructure, digital health, software and enterprise sectors.
Hence, specific estimates and assumptions used in the absence of observable inputs do impact the fair value of individual
investments, but no individual input has a significant impact on the aggregated fair value of level 3 investments.
Fair value adjustments, foreign exchange gains and losses, and realized gains and losses from the disposal of these
investments are recognized in financial income.
From time to time Nokia may have investments in listed equity shares classified as level 1 investments. These are exchange traded products with quoted prices readily and regularly
available from an exchange representing actual and regularly occurring market transactions on an arm’s length basis.
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
Fair value adjustments, foreign exchange gains and losses, and realized gains and losses from the disposal of these investments are mainly recognized in financial income and expenses.
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

172	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Investments that have cash flows that are solely payments of principal and interest are measured at amortized cost using the effective interest method whereas all other investments are
classified as fair value through profit and loss, with fair value adjustments and foreign exchange gains and losses recognized in financial income and expenses. The fair values of these
investments are based on publicly available market information.
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
Other financial liabilities
In 2024, other financial liabilities included a liability related to
Nokia's share buyback program.
In 2024, other financial liabilities also included a liability related to a contractual arrangement Nokia entered into with China
Huaxin Post & Telecommunication Economy Development
Center (China Huaxin), the non-controlling shareholder in Nokia
Shanghai Bell (NSB), in 2017. The arrangement provided China
Huaxin with the right to fully transfer its ownership interest in
NSB to Nokia and Nokia with the right to purchase China
Huaxin’s ownership interest in NSB. To reflect this, Nokia
derecognized the non-controlling interest in NSB and
recognized a level 3 financial liability.
This financial liability was measured based on the expected cash settlement with any changes recorded in financial income and expenses. The measurement of the financial liability involved estimation of the acquisition price and the distribution of
excess cash balances. Unobservable valuation inputs included certain financial performance metrics of NSB. No individual
input had a significant impact on the total fair value.
Trade payables
Trade payables are carried at invoiced amount in the statement of financial position. Trade payables include balances payable to suppliers under reverse factoring arrangements with financial institutions. The related payments are classified as cash flows from operating activities (refer to Note 5.4. Financial risk management).
Interest-bearing loans and other borrowings
All borrowings presented in the table below are senior unsecured and have no financial covenants.

					Carrying amount EURm(1)
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	2025	2024
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	—	500
Nokia Corporation	NIB R&D Loan	EUR	83	5/2025	—	83
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	—	292
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	630	624
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	418	458
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	63	71
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	490	487
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	176	199
Nokia Corporation	4.375% Sustainability-linked Senior Notes(2)	EUR	500	8/2031	503	513
Nokia Corporation	NIB R&D Loan(3)	EUR	250	10/2032	250	100
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	417	455
Various Group companies	Other borrowings(4)				466	105
Total					3 413	3 887
(1)Carrying amount includes EUR 15 million of fair value losses (EUR 46 million in 2024) related to fair value hedge accounting relationships, including EUR 120 million of fair value gains (EUR 137 million in 2024) related to discontinued fair value hedge accounting relationships that are amortized over the life of the respective senior notes.
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
(3)The loan from Nordic Investment Bank (NIB) is repayable in two installments in 2031 and 2032.
(4)At 31 December 2025, other borrowings contained the M&A loan of EUR 399 million, which was drawn to acquire China Huaxin's ownership interest in Nokia Shanghai Bell (NSB).
The loan has been fully repaid during January 2026.
Changes in level 3 financial assets and liabilities measured at fair value

	2025		2024
EURm	Financial assets	Financial liabilities	Financial assets	Financial liabilities
1 January	865	(533)	779	(499)
Net (losses)/gains in income statement	(66)	(5)	40	(25)
Additions(1)	111	—	96	(13)
Deductions(1)	(52)	501	(45)	16
Transfers out of level 3	—	—	(5)	—
Other movements	(1)	—	—	(12)
31 December	857	(37)	865	(533)
(1)For level 3 financial assets, additions mainly include capital contributions to venture funds and deductions mainly include distributions from venture funds.
A net loss of EUR 70 million (net gain of EUR 17 million in 2024) related to level 3 financial instruments held at 31 December 2025 was included in the profit and loss during 2025. In 2025, deductions in level 3 financial liabilities primarily relate to the purchase of China
Huaxin’s non-controlling ownership interest in NSB. Nokia had exercised its call option, outlined in NSB’s shareholders' agreement, in
2024, to initiate the process to become the sole shareholder in NSB. The purchase was completed in December 2025 with the cash settlement amounting to EUR 501 million (the financial liability representing the estimated cash settlement was EUR 487 million in
2024).

173	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

5.3. Derivative assets and liabilities
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

174	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Nokia separates the foreign currency basis spread from cross-
currency swaps and excludes it from the hedged risk as cost
of hedging that is initially recognized and subsequently
measured at fair value and recorded in the cost of hedging
reserve through other comprehensive income. If a hedge
relationship no longer meets the criteria for hedge
accounting, hedge accounting ceases, the cost of hedging
recorded in the cost of hedging reserve is immediately
expensed and any fair value adjustments made to the carrying amount of the hedged item while the hedge was effective are
recognized in financial income and expenses in the income
statement based on the effective interest method.
Hedges of net investments in foreign operations
Nokia applies hedge accounting for its foreign currency hedging of selected net investments. The hedged item can be an amount equal to or less than the carrying amount of the net assets of the foreign operation in the statement of financial position. The risk management strategy is to protect the euro counter value of the portion of this exposure expected to materialize as non-
euro cash repatriation in the foreseeable future.
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

175	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Derivatives

	2025				2024
	Assets		Liabilities		Assets		Liabilities
EURm	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)	Fair value(1)	Notional(2)
Cash flow hedges
Foreign exchange forward contracts	30	807	(5)	351	7	381	(19)	733
Currency options bought	4	563	—	—	—	90	—	—
Cash flow and fair value hedges(3)
Cross-currency swaps	—	—	(178)	851	15	241	(97)	722
Fair value hedges
Interest rate swaps	22	1 255	(3)	375	28	1 130	(10)	792
Hedges on net investment in foreign subsidiaries
Foreign exchange forward contracts	1	88	(2)	460	3	527	(8)	971
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss
Foreign exchange forward contracts	65	5 184	(70)	3 815	110	7 129	(165)	6 124
Currency options bought	—	—	—	—	15	770	—	—
Embedded derivatives(4)	5	311	(8)	183	19	996	—	—
Total	127	8 208	(266)	6 035	197	11 264	(299)	9 342
(1)Included in other current financial assets and other financial liabilities in the statement of financial position.
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
and cash flow hedge accounting, and interest rate swaps as hedges under fair value hedge accounting at 31 December:

				Notional (million in currency)		Fair value EURm
Entity	Instrument	Currency	Maturity	2025	2024	2025	2024
Nokia Corporation	Interest rate swaps	EUR	5/2025	—	292	—	3
Nokia Corporation	Interest rate swaps	EUR	3/2026	630	630	8	(1)
Nokia Corporation	Cross-currency swaps	USD	6/2027	500	500	(29)	9
Nokia Corporation	Interest rate swaps	EUR	5/2028	500	500	(2)	(7)
Nokia Corporation	Interest rate swaps	EUR	8/2031	500	500	13	22
Nokia Corporation	Cross-currency swaps	USD	5/2039	500	500	(149)	(92)
Total						(159)	(66)

176	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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

177	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Notional amounts in currencies that represent a significant portion of the currency mix in outstanding financial instruments and other hedged items at 31 December:

	2025				2024
EURm	USD(1)	CNY	INR	JPY	USD(1)	CNY	INR	GBP
Foreign exchange exposure designated as hedged item for cash flow hedging, net(2)	1 138	(201)	(215)	252	450	(220)	(175)	222
Foreign exchange exposure designated as hedged item for net investment hedging(3)	—	218	25	—	135	783	208	152
Foreign exchange exposure from interest-bearing liabilities(4)	(723)	—	—	—	(786)	—	—	—
Foreign exchange exposure from items on the statement of financial position, excluding interest-bearing liabilities, net	1 460	(229)	(673)	189	1 296	(822)	(718)	(100)
Other foreign exchange derivatives, carried at fair value through profit and loss, net(5)	(940)	191	341	(232)	676	813	200	83
(1)Includes foreign exchange exposures from US dollar pegged currencies.
(2)Includes foreign exchange exposures from forecast cash flows related to sales and purchases. In some currencies, especially the US dollar, Nokia has substantial foreign exchange exposures in both estimated cash inflows and outflows. These underlying exposures have been hedged.
(3)Includes net investment exposures in foreign operations. These underlying exposures have been hedged.
(4)Includes interest-bearing liabilities that have been hedged with cross-currency swaps and foreign exchange forwards. Refer to Note 5.3. Derivative assets and liabilities.
(5)Items on the statement of financial position are hedged by a portion of foreign exchange derivatives not designated in a hedge relationship and carried at fair value through profit and loss. Embedded derivatives are included in this line item.
Effects of hedge accounting on the financial position and performance
Nokia is using several types of hedge accounting programs to manage its foreign exchange and interest rate risk exposures; refer to Note 5.3. Derivative assets and liabilities. The effect of these programs on Nokia’s financial position and performance at 31 December:

EURm	Cash flow hedges(1)	Net investment hedges(1)	Fair value and cash flow hedges(1)
2025
Carrying amount of hedging instruments	29	(2)	(180)
Notional amount of hedging instruments	(1 594)	(547)	2 481
Notional amount of hedged items	1 594	547	(2 481)
Change in intrinsic value of hedging instruments since 1 January	120	112	34
Change in value of hedged items used to determine hedge effectiveness	(116)	(112)	(31)
2024
Carrying amount of hedging instruments	(12)	(5)	(88)
Notional amount of hedging instruments	(1 043)	(1 498)	2 885
Notional amount of hedged items	1 043	1 498	(2 885)
Change in intrinsic value of hedging instruments since 1 January	(3)	(39)	10
Change in value of hedged items used to determine hedge effectiveness	6	39	(13)
(1)No significant ineffectiveness has been recorded during the periods presented and economic relationships have been fully effective.

178	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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

	2025				2024
		Simulated impact on financial statements				Simulated impact on financial statements
EURm	Total VaR	Profit	OCI	CTA	Total VaR	Profit	OCI	CTA
31 December	12	10	15	—	36	40	23	—
Average for the year	25	19	37	—	19	15	21	—
Range for the year	12-41	10-34	13-56	0-0	8-36	9-40	11-25	0-0
The most significant foreign exchange hedging instruments under cash flow, net investment and fair value hedge accounting at 31
December:

					Maturity breakdown of notional amounts (EURm)(1)
	Currency	Fair value (EURm)	Weighted average hedged rate	Total	Within 3 months	Between 3 and 12 months
2025
Cash flow hedge accounting	GBP	—	0.8654	(151)	(38)	(113)
	JPY	15	171.7178	(169)	(27)	(142)
	USD	9	1.1599	(1 125)	(266)	(859)

Net investment hedge accounting	CNY	(1)	8.2658	(218)	(218)	—
2024
Cash flow hedge accounting	GBP	(5)	0.8423	(222)	(69)	(153)
	USD	(11)	1.0670	(459)	(170)	(289)

Net investment hedge accounting	CNY	(6)	7.6474	(783)	(783)	—
	INR	—	88.8518	(208)	(186)	(22)
(1) Negative notional amounts indicate that hedges sell currency, and positive notional amounts indicate that hedges buy currency.

179	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Interest rate profile of items under interest rate risk management at 31 December:

	2025		2024
EURm	Fixed rate	Floating rate(1)	Fixed rate	Floating rate(1)
Non-current interest-bearing financial investments	368	—	457	—
Current interest-bearing financial investments	172	789	133	1 528
Cash and cash equivalents	55	5 407	54	6 569
Interest-bearing liabilities	(3 145)	(268)	(3 150)	(737)
Financial assets and liabilities before derivatives	(2 550)	5 928	(2 506)	7 360
Interest rate derivatives	2 322	(2 322)	2 820	(2 820)
Financial assets and liabilities after derivatives	(228)	3 606	314	4 540
(1)All cash equivalents and derivative transaction-related collaterals with initial maturity of three months or less are considered floating rate for the purposes of interest rate risk management.
Nokia’s sensitivity to interest rate exposure in the investment and debt portfolios is presented in the fair value column in the table below with simulated impact to the financial statements presented in the profit and other comprehensive income (OCI) columns.

	2025			2024
	Impact on	Impact on	Impact on	Impact on	Impact on	Impact on
EURm	fair value	profit	OCI	fair value	profit	OCI
Interest rates - increase by 100 basis points	9	3	1	3	4	—
Interest rates - decrease by 100 basis points	(9)	(3)	(1)	(2)	(5)	—

180	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Investment decisions are based on strict creditworthiness and maturity criteria as defined in the Treasury-related policies and procedures. As a result of this investment policy approach and active management of outstanding investment exposures,
Nokia has not been subject to any material credit losses in its financial investments in the years presented. Due to the high credit quality of Nokia’s financial investments, the expected credit loss for these investments is deemed insignificant based on 12 months’ expected credit losses at 31 December 2025. For information on expected credit losses for customer-related
balances, refer to Note 4.5. Trade receivables and other
customer-related balances.
Nokia has restricted bank deposits primarily related to employee benefits of EUR 61 million (EUR 114 million in 2024) that are presented in other non-current financial assets. Nokia has
assessed the counterparty credit risk for these financial assets and concluded that expected credit losses are not significant.
Outstanding non-current and current interest-bearing financial investments, cash equivalents and cash classified by credit rating grades ranked in line with S&P Global Ratings categories at 31 December:

			Cash equivalents and interest-bearing financial investments
EURm	Rating(1)	Cash	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years	Total(2)(3)
2025	AAA	—	789	—	11	—	—	800
	AA+ – AA-	938	273	—	34	6	—	1 251
	A+ – A-	1 654	1 874	106	365	57	303	4 359
	BBB+ – BBB-	104	69	8	64	3	—	248
	Other	120	13	—	—	—	—	133
Total		2 816	3 018	114	474	66	303	6 791
2024	AAA	—	1 496	—	8	—	—	1 504
	AA+ – AA-	720	727	12	27	6	—	1 492
	A+ – A-	2 004	2 346	380	241	157	102	5 230
	BBB+ – BBB-	48	244	15	63	26	—	396
	Other	117	2	—	—	—	—	119
Total		2 889	4 815	407	339	189	102	8 741
(1)Bank Parent Company ratings are used here for bank groups. Actual bank subsidiary ratings may differ from the Bank Parent Company rating.
(2)Non-current and current interest-bearing financial investments and cash equivalents include bank deposits, structured deposits, investments in money market funds and investments in fixed income instruments.
(3)Instruments that include a call feature have been presented at their final maturities. Instruments that are contractually due beyond three months include EUR 495 million (EUR 306 million in 2024) of instruments that have a call period of less than three months.
The following table sets out financial assets and liabilities subject to offsetting under enforceable master netting agreements and similar arrangements at 31 December. To reconcile the items presented to the statement of financial position, items that are not subject to offsetting would need to be included, refer to Note 5.3. Derivative assets and liabilities.

		Related amounts not set off in the statement of financial position
EURm	Net amounts of financial assets/ (liabilities) presented in the statement of financial position	Financial instruments assets/(liabilities)	Cash collateral (received)/pledged	Net amount
2025
Derivative assets	121	(103)	(17)	1
Derivative liabilities	(258)	103	148	(7)
Total	(137)	—	131	(6)
2024
Derivative assets	178	(143)	(33)	2
Derivative liabilities	(296)	143	147	(6)
Total	(118)	—	114	(4)
The financial instruments subject to enforceable master netting agreements and similar arrangements are not offset in the statement of financial position as there is no intention to settle net or realize the asset and settle the liability simultaneously.

181	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Liabilities under supplier finance arrangements at 31 December:

Carrying amount of liabilities (EURm)	2025	2024
Presented within trade payables	861	564
Of which suppliers have received payment	241	250

Range of payment due dates after invoice date (days)	2025	2024
Liabilities that are part of the arrangements	60-120	60-90
Comparable trade payables that are not part of an arrangement	30-120	30-120
Nokia’s significant credit facilities and funding programs at 31 December:

				Utilized (million)
Committed/uncommitted	Financing arrangement	Currency	Nominal (million)	2025	2024
Committed	Revolving Credit Facility(1)	EUR	2 000	—	—
Committed	EIB R&D Loan Facility(2)	EUR	435	—	—
Uncommitted	Finnish Commercial Paper Programme	EUR	750	—	—
Uncommitted	Euro-Commercial Paper Programme	EUR	1 500	—	—
Uncommitted	Euro Medium Term Note Programme(3)	EUR	5 000	1 630	1 922
Total				1 630	1 922
(1)At 31 December 2025, Nokia had committed Revolving Credit Facilities (RCF) with nominal values of EUR 1 500 million maturing in June 2030 (with two one-year extension options)
and EUR 500 million maturing in March 2027 (with a one-year extension options). On 3 March 2026, Nokia voluntarily canceled the EUR 500 million RCF with the effective date of 6
March 2026.
(2)The availability period of the loan facility ends in December 2027.
(3)All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.
Certain changes in financial liabilities do not have a direct impact on Nokia’s liquidity position. A disaggregation of cash and non-cash changes in lease liabilities, interest-bearing liabilities and associated derivatives arising from financing activities has been presented in the table below.

EURm	Long-term interest-bearing liabilities	Short-term interest-bearing liabilities	Derivatives held to hedge long-term borrowings(1)	Lease liabilities(2)	Total
1 January 2025	2 918	969	88	863	4 838
Cash flows	(724)	360	—	(221)	(585)
Non-cash changes:
Acquisitions through business combinations	—	6	—	57	63
Changes in foreign exchange rates	(124)	(3)	99	(41)	(69)
Changes in fair value	13	—	(7)	—	6
Reclassification between long-term and short-term	246	(246)	—	—	—
Additions(3)	—	—	—	342	342
Other	—	(2)	—	—	(2)
31 December 2025	2 329	1 084	180	1 000	4 593
1 January 2024	3 637	554	174	997	5 362
Cash flows	(361)	(6)	—	(225)	(592)
Non-cash changes:
Changes in foreign exchange rates	64	2	(49)	15	32
Changes in fair value	(5)	—	(37)	—	(42)
Reclassification between long-term and short-term	(417)	417	—	—	—
Liabilities associated with assets held for sale	—	—	—	(30)	(30)
Additions(3)	—	—	—	117	117
Other	—	2	—	(11)	(9)
31 December 2024	2 918	969	88	863	4 838
(1)Includes derivatives designated in fair value and cash flow hedge accounting relationships as well as derivatives not designated in hedge accounting relationship but hedging identifiable long-term borrowing exposures.
(2)Includes non-current and current lease liabilities. In 2024, cash flows exclude Submarine Networks’ cash flows after it was classified as held for sale and a discontinued operation.
(3)Includes new lease contracts, modifications and remeasurements of existing lease contracts as well as impacts from early terminations of lease contracts.

182	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

The following table presents an undiscounted, contractual cash flow analysis for lease liabilities, financial liabilities and financial assets presented on the statement of financial position as well as loan commitments given and obtained. The line-by-line analysis does not directly reconcile with the statement of financial position.

	2025						2024
	Due						Due
EURm	within 3 months	between 3 and 12 months	between 1 and 3 years	between 3 and 5 years	beyond 5 years	Total	within 3 months	between 3 and 12 months	between 1 and 3 years	between 3 and 5 years	beyond 5 years	Total
Non-current financial assets
Non-current interest-bearing financial investments	2	4	373	17	—	396	3	5	359	129	—	496
Other non-current financial assets(1)	—	—	46	1	43	90	—	—	57	8	48	113
Current financial assets
Other current financial assets excluding derivatives(1)	140	90	—	—	—	230	318	99	—	—	—	417
Current interest-bearing financial investments(2)	870	93	—	—	—	963	1 390	279	—	—	—	1 669
Cash and cash equivalents(2)	4 989	134	145	10	244	5 522	6 351	114	80	83	25	6 653
Cash flows related to derivative financial assets net settled:
Derivative contracts – receipts	2	9	9	8	8	36	(6)	3	(1)	(1)	4	(1)
Cash flows related to derivative financial assets gross settled:
Derivative contracts – receipts	4 543	1 792	352	—	—	6 687	5 492	2 471	1 081	114	—	9 158
Derivative contracts – payments	(4 505)	(1 773)	(341)	—	—	(6 619)	(5 428)	(2 416)	(1 017)	(106)	—	(8 967)
Trade receivables	4 275	864	39	—	—	5 178	4 529	933	39	—	—	5 501
Non-current financial and lease liabilities
Long-term interest-bearing liabilities	(8)	(101)	(1 181)	(301)	(1 454)	(3 045)	(21)	(103)	(1 345)	(926)	(1 441)	(3 836)
Long-term lease liabilities	—	—	(315)	(205)	(467)	(987)	—	—	(294)	(172)	(266)	(732)
Other non-current financial liabilities	(11)	—	(9)	(8)	—	(28)	(12)	—	(23)	(10)	—	(45)
Current financial and lease liabilities
Short-term interest-bearing liabilities	(1 095)	(3)	—	—	—	(1 098)	(603)	(386)	—	—	—	(989)
Short-term lease liabilities	(71)	(169)	—	—	—	(240)	(64)	(175)	—	—	—	(239)
Other financial liabilities excluding derivatives(3)	(3)	(7)	—	—	—	(10)	(490)	(2)	—	—	—	(492)
Cash flows related to derivative financial liabilities net settled:
Derivative contracts – payments	(4)	1	1	—	—	(2)	(2)	(14)	(10)	3	—	(23)
Cash flows related to derivative financial liabilities gross settled:
Derivative contracts – receipts	3 635	711	801	56	665	5 868	5 517	1 400	965	160	784	8 826
Derivative contracts – payments	(3 675)	(727)	(835)	(59)	(705)	(6 001)	(5 635)	(1 458)	(1 013)	(174)	(777)	(9 057)
Discounts without performance obligations	(124)	(145)	(20)	—	(5)	(294)	(222)	(149)	(6)	(3)	—	(380)
Trade payables	(2 841)	(102)	(35)	—	—	(2 978)	(3 049)	(126)	(25)	(12)	(1)	(3 213)
Commitments given and obtained
Loan commitments given undrawn(4)	(4)	(3)	—	—	—	(7)	(5)	(6)	—	—	—	(11)
Loan commitments obtained undrawn(5)	(1)	(3)	928	1 496	—	2 420	(1)	148	1 410	—	—	1 557
Investment commitments given undrawn(6)	(221)	—	—	—	—	(221)	(306)	—	—	—	—	(306)
(1)Other non-current financial assets and other current financial assets excluding derivatives mainly include financial receivables from customers and suppliers.
(2)Instruments that include a call feature have been presented at their final maturities. Instruments that are contractually due beyond three months include EUR 495 million (EUR 306 million in 2024) of instruments that have a call period of less than three months.
(3)In 2024, Other financial liabilities excluding derivatives included a conditional obligation to China Huaxin presented in the earliest period as the exercise period was open.
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
contingencies and legal proceedings.

183	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

Section 6
Other
information
This section contains information
on Nokia’s off-balance sheet
commitments and contingencies,
business combinations, Group
structure and related party
transactions, as well as events
after the reporting period.
6.1. Commitments, contingencies and
legal proceedings
Contractual obligations

EURm	Within 1 year	1-5 years	More than 5 years
2025
Purchase obligations	4 264	617	15
Lease commitments(1)	—	101	731
2024
Purchase obligations	2 538	697	3
Lease commitments(1)	9	86	573
(1)Relates to lease contracts that had not yet commenced as at the reporting date.
At 31 December 2025, Nokia has potential undiscounted future lease payments of EUR 906 million (EUR 812 million in 2024)
relating to extension options not expected to be exercised and
EUR 97 million (EUR 58 million in 2024) relating to termination options expected to be exercised that are not included in the lease liability.
Guarantees and financing commitments
The contingent liabilities in the table below represent the
maximum principal amount of guarantees and financing
commitments, and do not reflect management’s expected
outcomes.

EURm	2025	2024
Guarantees on behalf of Group companies
Guarantees issued by financial institutions
Commercial guarantees(1)	943	964
Non-commercial guarantees	431	498
Corporate guarantees(2)
Commercial guarantees(1)	275	263
Non-commercial guarantees	37	33
Financing commitments
Customer finance commitments(3)	7	11
Investment commitments(4)	221	306
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
(4)As a limited partner in NGP Capital and certain other funds making technology-
related investments, Nokia is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities.

184	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

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
Asbestos litigation in the United States
Nokia is defending approximately 250 asbestos-related matters, at various stages of litigation. The claims are based on premises liability, products liability, and contractor liability. The claims also involve plaintiffs allegedly diagnosed with various diseases, including but not limited to asbestosis, lung cancer, and mesothelioma.
Intellectual property rights litigation
Litigations concluded during the year
In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries in relation to patents covering video-related technologies implemented in Amazon’s services and devices. In March 2025, Nokia announced it had signed a patent agreement with Amazon. The agreement resolves all pending patent litigation between the parties.
6.2. Acquisitions
Accounting policies
Business combinations are accounted for using the acquisition method. At the acquisition date the consideration transferred, comprising the sum of assets transferred, liabilities assumed and equity interests issued, is generally measured at fair value. The consideration transferred is allocated to the separately identifiable assets acquired and liabilities assumed, including assets and liabilities that were not recognized on the statement of financial position of the acquiree, such as certain intangible assets or contingent liabilities. The total amount of consideration transferred and non-controlling interests in the acquiree, if any, exceeding the net of all identifiable assets acquired and liabilities assumed is recognized as goodwill. The acquisition-related costs are recognized as expenses in the periods incurred, except for the costs related to issuing debt or equity securities. The results of businesses acquired are consolidated in the results of Nokia from the acquisition date.
Acquisition of Infinera
On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, became part of the Nokia Group effective as of the closing, with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its Network Infrastructure segment.
Purchase consideration
The purchase consideration transferred to the Infinera shareholders comprised cash and
127 434 986 Nokia shares in the form of American Depository Shares (ADSs). The fair value of
Nokia shares issued was determined with reference to the closing price of Nokia ADSs in the New
York Stock Exchange on 28 February 2025. The total purchase consideration also included the fair value of the portion of Infinera’s performance and restricted shares attributable to pre-
combination services that were replaced with Nokia’s share-based payment awards, and the fair value of Infinera's convertible senior notes as described below.

185	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

The acquisition resulted in a conversion event and a “make whole fundamental change” for
Infinera’s convertible senior notes in accordance with relevant indentures. The fair value of convertible notes included in the purchase consideration was determined with regards to the pricing mechanism of the “make whole fundamental change” in accordance with the bond terms.
The pricing formula included a component which was dependent on the performance of Nokia ADSs
40 trading days after conversion notice from each individual bondholder. The fair value of convertible notes included as part of the purchase consideration was determined based on the closing price of Nokia ADSs in the New York Stock Exchange at the date of acquisition. Conversion elections expired on 19 March 2025 with all bondholders surrendering their notes. The surrendered notes were settled in cash in May 2025. Nokia recognized EUR 23 million loss in the financial expenses in the consolidated income statement for the change in the fair value of convertible notes between the acquisition date and the subsequent settlement date.

EURm	28 February 2025
Cash	1 066
Infinera's convertible notes	785
Nokia shares issued	584
Portion of the replacement equity awards attributable to pre-combination service	61
Total purchase consideration	2 496
Fair value of net assets acquired and goodwill

EURm	28 February 2025
ASSETS
Intangible assets	1 111
Property, plant and equipment	241
Deferred tax assets	82
Inventories	337
Trade receivables(1)	349
Other assets	207
Cash and cash equivalents	78
Assets acquired	2 405
LIABILITIES
Deferred tax liabilities	37
Trade payables	230
Contract liabilities	184
Other liabilities	291
Liabilities assumed	742
Net identifiable assets acquired	1 663
Goodwill	833
Net assets acquired	2 496
(1)The gross amount of trade receivables does not materially differ from their fair value, and it is expected that the full contractual amounts can be collected.
Goodwill arising from the acquisition of Infinera amounts to EUR 833 million and is primarily attributable to the acquired workforce, as well as anticipated synergies and economies of scale.
Goodwill is allocated in its entirety to the Network Infrastructure segment and is expected not to be deductible for income tax purposes.
Fair values of intangible assets acquired

	Fair value (EURm)	Useful life (years)
Customer relationships	646	12
Technologies	380	3-4
Tradenames and other	85	3-4
Total	1 111
Critical accounting judgment
The determination and fair value measurement of intangible assets recognized separately from goodwill are dependent on management estimations and assumptions, including value drivers and synergies of the acquisition, and revenue growth, profitability and cash flow projections, useful lives and other characteristics of the intangible assets, as well as discount rates, as of the acquisition date. Assumptions and estimations have material impact on the carrying value of the intangible assets at initial recognition, and on the subsequent amortization expense.
Acquisition-related costs amounted to EUR 41 million of which EUR 21 million is recorded in 2025.
Acquisition-related costs are presented in selling, general and administrative expenses in the consolidated income statement, and in operating cash flows in the consolidated statement of cash flows.
From 28 February to 31 December 2025 the acquired business contributed net sales of EUR 1 258 million and an operating loss of EUR 215 million to the consolidated income statement. Nokia
Group net sales and operating profit in 2025 would have been EUR 20 092 million and EUR 846 million, respectively, had the acquisition been completed on 1 January 2025. The information regarding the combined entity’s net sales and operating profit as of the beginning of 2025 is unaudited and for illustrative purposes only, and is calculated by using the subsidiary’s results for
January-February 2025 adjusted for the impacts of accounting policy alignment and release of purchase price allocation adjustments.

186	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

6.3. Principal Group companies
Principal Group companies at 31 December 2025:

Company name	Domicile	Parent holding %	Group ownership interest %
Nokia Solutions and Networks Oy	Finland	100.0	100.0
Nokia of America Corporation	United States	—	100.0
Nokia Solutions and Networks B.V.	Netherlands	—	100.0
Nokia Technologies Oy	Finland	100.0	100.0
Nokia Participations	France	—	100.0
Nokia Networks France	France	—	100.0
Nokia Solutions and Networks India Private Limited	India	—	100.0
Nokia Solutions and Networks Japan G.K.	Japan	—	100.0
Nokia Solutions and Networks Branch Operations Oy	Finland	—	100.0
Infinera Corporation	United States	—	100.0
Nokia Arabia Limited	Saudi Arabia	—	100.0
Nokia Shanghai Bell Co., Ltd.(1)	China	—	100.0
Nokia Solutions and Networks do Brasil Telecomunicações Ltda.	Brazil	—	100.0
Nokia Solutions and Networks Taiwan Co., Ltd.	Taiwan	—	100.0
Nokia Spain, S.A.	Spain	—	100.0
Nokia UK Limited	United Kingdom	—	100.0
Nokia Canada Inc.	Canada	—	100.0
Nokia Solutions and Networks Italia S.p.A.	Italy	—	100.0
Nokia Solutions and Networks Australia Pty Ltd	Australia	—	100.0
(1)In December 2025, Nokia completed the purchase of China Huaxin’s approximately 50% share in Nokia Shanghai Bell. Refer to Note 5.2. Financial assets and liabilities.

187	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
•Notes to the consolidated
financial statements
Other information

6.4. Related party transactions
Nokia has related party transactions with its subsidiaries, associated companies, joint ventures and pension funds as well as the management and the Board of Directors. Transactions and balances between Group companies are eliminated on consolidation. For more information on principles of consolidation and principal Group companies, refer to Note 1.2. General accounting policies, and
Note 6.3. Principal Group companies, respectively.
Transactions and balances with associated companies and joint ventures

EURm	2025	2024	2023
Sales	33	36	46
Purchases	(154)	(147)	(141)
Trade and other receivables	20	73	18
Trade and other payables	(32)	(35)	(31)
Investments in associated companies and joint ventures are individually immaterial. The aggregate carrying amount for the investments in associated companies and joint ventures was EUR 180 million in 2025 (EUR 124 million in 2024).
In 2024, Nokia completed the sale of Alcatel Submarine Networks (ASN) to the French State. Nokia
retained a 20% shareholding with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia’s remaining interest.
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
In 2016, Nokia entered into a strategic agreement with HMD Global Oy (HMD) granting HMD an exclusive global license to create Nokia branded mobile phones and tablets for 10 years. Under the agreement, Nokia receives royalty payments from HMD for sales of Nokia branded mobile phones and tablets, covering both brand and patent licensing. In August 2023, Nokia and HMD amended the licensing agreement so that HMD’s exclusive license to create Nokia branded devices would expire by March 2026. In October 2025, Nokia and HMD agreed to extend the license period for the
Nokia-branded feature phones until March 2029 for limited countries. Nokia has held an ownership interest in HMD since 2020 which it has accounted for as an investment in associate. In 2023, Nokia recorded an impairment loss of EUR 28 million related to its investment in HMD in the share of result of associates and joint ventures.
Transactions with pension funds
Nokia has borrowings of EUR 34 million (EUR 35 million in 2024) from Nokia’s German pension fund, a separate legal entity. The indefinite loan bears 6% annual interest and can be terminated by either party with a 90-day notice. The loan is included in short-term interest-bearing liabilities in the statement of financial position. For more information on Nokia’s post-employment benefit plans, refer to Note 3.4. Pensions and other post-employment benefits.
Transactions with the Group Leadership Team and the Board of Directors
No loans were granted to the members of the Group Leadership Team and the Board of Directors in
2025, 2024 or 2023. For information on remuneration of Nokia’s key management personnel, refer to Note 3.2. Remuneration of key management.
6.5. Subsequent events
Non-adjusting events after the reporting period
Nokia to operate with two primary operating segments
Nokia announced on 19 November 2025, together with its new strategy, that it will reorganize its business into two primary operating segments to better align to customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity. This reorganization took effect as of 1 January 2026.
The reorganization recognizes Network Infrastructure as a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of three business units Optical
Networks, IP Networks and Fixed Networks and is led by David Heard.
The new Mobile Infrastructure segment brings together Nokia’s Core Networks portfolio, Radio
Networks portfolio and Technology Standards (formerly Nokia Technologies). It is positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G. The new segment brings together a portfolio whose value creation is founded on mobile communication technologies based on 3GPP standards with a strong cash flow position underpinned by IP licensing. It is led by Justin Hotard on an interim basis and consists of three business units Core Software, Radio Networks and Technology Standards.
In addition, as part of its strategy work, Nokia identified several units which are not seen as core to the future of the company’s strategy. These units were moved into a dedicated operating segment called Portfolio Businesses while the company assesses the best value creating opportunity for them. The units moved were:
▪Fixed Wireless Access CPE (previously in Fixed Networks in Network Infrastructure)
▪Site Implementation and Outside Plant (previously in Fixed Networks in Network Infrastructure)
▪Enterprise Campus Edge (previously in Cloud and Network Services)
▪Microwave Radio (previously in Mobile Networks)

188	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
Notes to the consolidated
financial statements
Other information

Report of
independent
registered
public
accounting firm
To the shareholders and the Board of Directors of Nokia
Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of
financial position of Nokia Corporation and subsidiaries (the
"Company") as of December 31, 2025 and 2024, and the
related consolidated income statements, consolidated
statements of comprehensive income, consolidated statements
of changes in shareholders’ equity and consolidated statements of cash flows for each of the three years in the period ended
December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in
conformity with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB) and as adopted by the European Union.
We have also audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States)
(PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway
Commission and our report dated March 5, 2026, expressed an
unqualified opinion on the Company's internal control over
financial reporting.
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
Revenue recognition – Accounting for
significant and complex contracts — Refer to
Note 2.1 to the financial statements
Critical Audit Matter Description
The Company enters into multi-year framework agreements
with customers, which together with purchase orders for
hardware, software and services, represent revenue contracts.
Certain revenue contracts are particularly significant in value and contain highly complex terms and conditions which impact revenue recognition. Accounting complexities for such revenue contracts include the assessment of contractual settlements, contract combinations and subsequent contract modifications, and other factors occurring during the period that materially impact revenue recognition.
Given the level of complexity in performing such accounting
assessments for these significant and complex revenue
contracts, our audit procedures to evaluate the reasonableness of these accounting judgements require a high degree of
auditor judgement.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the determination of the
appropriateness of the revenue recognition for these significant and complex revenue contracts included the following, amongst others:
▪We tested the effectiveness of controls over the
determination of accounting treatment for significant and
complex revenue contracts;
▪We utilised data analytics to identify revenue contracts that were significant in value and contained complexities;
▪We analysed the significant and complex revenue contracts
entered into or modified during the current period, to identify all terms and conditions relevant to revenue recognition; and
▪We assessed whether management’s accounting conclusions
in relation to the areas of complexity identified in significant and complex revenue contracts were in accordance with IFRS
15 Revenue from Contracts with Customers.
/s/ Deloitte Oy
Helsinki, Finland
March 5, 2026
We have served as the Company’s auditor since 2020.

189	Nokia Annual Report on Form 20-F 2025

Contents
Business overview
Corporate governance
Operating and financial
review and prospects
General facts on Nokia
Financial statements
Consolidated financial
statements
Notes to the consolidated
financial statements
Other information

Report of
independent
registered
public
accounting firm
To the shareholders and the Board of Directors of Nokia
Corporation
Opinion on Internal Control over Financial
Reporting
We have audited the internal control over financial reporting of
Nokia Corporation and subsidiaries (the “Company”) as of
December 31, 2025, based on criteria established in Internal
Control — Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway
Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria
established in Internal Control — Integrated Framework (2013)
issued by COSO.
We have also audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States)
(PCAOB), the financial statements as of and for the year ended
December 31, 2025, of the Company and our report dated
March 5, 2026, expressed an unqualified opinion on those
financial statements.
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
/s/ Deloitte Oy
Helsinki, Finland
March 5, 2026

190	Nokia Annual Report on Form 20-F 2025

Exhibits	191
Glossary	192
Investor information	195
Signatures	196

191	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information •Exhibits Glossary Investor information Signatures
Exhibits

1
Articles of Association of Nokia Corporation (English Translation of the Finnish original)
(incorporated by reference to Exhibit 1 of our Annual Report on Form 20-F filed with the
Securities and Exchange Commission on 13 March 2025 (File No. 001-13202)).

8	Refer to Note 6.3. Principal Group companies, in our consolidated financial statements for more information on our significant subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on 13 March 2025 (File No. 001-13202))

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on 13 March 2025 (File No. 001-13202)).

12.1	Certification of Justin Hotard, President and Chief Executive Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marco Wirén, Group Chief Financial Officer of Nokia Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Oy.

97.1
Executive Officer Clawback Policy (incorporated by reference to Exhibit 97.1 of our
Annual Report on Form 20-F filed with the Securities and Exchange Commission on 29
February 2024 (File No. 001-13202)).

101	Interactive Data Files (Inline XBRL – Related Documents).

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

192	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information Exhibits •Glossary Investor information Signatures
Glossary
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
AI & Cloud: One of Nokia's customer segments.
AI-RAN: AI-RAN is the fusion of innovation in AI and radio access networks (RAN) to the mutual benefit of both.
AirScale Radio Access: A 5G-ready complete radio access
generation that helps operators address the increasing
demands of today and tomorrow. The solution comprises: Nokia
AirScale Base Station with multiband radio frequency elements and system modules; Nokia AirScale Active Antennas; Cloud RAN with Nokia AirScale Cloud Base Station Server and the cloud-
based AirScale RNC (Radio Network Controller) for 3G; Nokia
AirScale Wi-Fi; common software; and services which use
intelligent analytics and extreme automation to maximize the performance of hybrid networks.
Alcatel-Lucent: Alcatel-Lucent Group, that has been part of the
Nokia Group since 2016.
Annual revenue run-rate: A financial projection that takes
Nokia's current revenue and extrapolates it over a full year, assuming current performance remains constant.
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
Cloud and Network Services: Our Cloud and Network Services
business group enables telecommunication providers and
enterprises to deploy and monetize 5G, cloud-native software and as-a-Service delivery models.
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
Hexa-X: European Commission’s flagship 6G initiative for
research into the next generation of wireless networks. The
initiative began in January 2021 with Nokia as project lead, working closely with a strong consortium of European partners.

193	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information Exhibits •Glossary Investor information Signatures
Hyperscalers: One of Nokia’s customer segments. Hyperscaler
refers to companies like Alphabet (Google), Amazon (Amazon
Web Services), Microsoft and Meta Platforms (Facebook) that
provide cloud solutions at a global scale leveraging massive connected data centers.
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
LTE (Long-Term Evolution): 3GPP radio technology evolution
architecture and a standard for wireless communication of high-
speed data. Also referred to as 4G.
Massive MIMO (Multiple Input Multiple Output) radios:
Advanced technology, which extends the MIMO concept by
using a large array of transmit and receive antennas. Nokia
provides an extensive portfolio of Massive MIMO radios to
deliver high-performance 5G with optimized capacity, coverage and energy efficiency.
Mission critical enterprise & Defense: One of Nokia's customer segments.
Mission critical networks/communications: One of the key
elements of 5G. Mission critical communications meets the
needs of emergency responders such as emergency operations
centers, fire departments, emergency vehicles, police, and
search and rescue services, replacing traditional radio with new communications capabilities available to smartphone users.
Mobile broadband: Refers to high-speed wireless internet
connections and services designed to be used from multiple
locations.
Mobile Infrastructure: One of Nokia's primary operating
segments effective 1 January 2026. The Mobile Infrastructure segment brings together Nokia’s Core Software portfolio, Radio
Networks portfolio and Technology Standards.
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
NVIDIA: NVIDIA Corporation, a world leader in AI and accelerated computing.
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
Portfolio Business: One of Nokia's segments effective 1
January 2026. The Portfolio Business segment include Fixed
Wireless Access CPE, Site Implementation and Outside Plant
Services, Enterprise Campus Edge, and Microwave Radio.
Private wireless network: Private wireless is a standalone
network focused on industrial operational assets and users. A private wireless network provides broadband connectivity,
similar to a public wireless network, but is owned and controlled by the organization that built or purchased it.
RAN (radio access networks): A mobile telecommunications
system consisting of radio base stations and transmission
equipment.
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
another company with its technology and possibly know-how,
whether protected by intellectual property or not, for use in products or services offered by the other company.

194	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information Exhibits •Glossary Investor information Signatures
Telco cloud: Applying cloud computing, SDN and NFV principles in telecommunications environment, for example separating
application software from underlying hardware with automated, programmable interfaces while still retaining
telecommunications requirements such as high availability and low latency.
Telecommunication providers: One of Nokia's customer
segments
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
Webscale companies: Companies which are investing in cloud
technology and network infrastructure on an increasing scale to fulfill their needs for massive, mission critical networks.
XGS-PON (10Gbps Symmetrical Passive Optical Network): A
high-speed optical network technology that enables both
upstream and downstream gigabit and multigigabit services. Its adoption is accelerating, helping operators improve
competitiveness, revenue, and network efficiency, while
meeting the growing demand for bandwidth from video, online
gaming, and emerging applications like virtual reality.

195	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information Exhibits Glossary •Investor information Signatures
Investor
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
Investor Relations contacts
investor.relations@nokia.com
Annual General Meeting
Date:9 April 2026
Place:Helsinki, Finland
Dividend
The Board proposes to the Annual General Meeting 2026 to be authorized to decide, in its discretion, on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.
Financial reporting
Our interim reports in 2026 are planned to be published on 23 April 2026, 23 July 2026 and
22 October 2026. The full-year 2026 results are planned to be published in January 2027.
Information published in 2025
All our global press releases and statements published in 2025 are available on the internet at
www.nokia.com/newsroom.
Stock exchanges
The Nokia Corporation share is quoted on the following stock exchanges:

	Symbol	Trading currency
Nasdaq Helsinki (since 1915)	NOKIA	EUR
New York Stock Exchange (since 1994)	NOK	USD
In 2025, Nokia also maintained a listing on Euronext Paris Stock Exchange (since 2015) but decided to apply for delisting in November 2025. The final day of trading of Nokia’s shares on Euronext
Paris was 30 December 2025.
Documents on display
The documents referred to in this Annual Report on Form 20-F can be read at the Securities and
Exchange Commission’s internet site at http://www.sec.gov.
Contact information
Nokia Head Office
Karakaari 7
FI-02610 Espoo
Finland
Tel. +358 (0) 10 44 88 000
Fax +358 (0) 10 44 81 002

196	Nokia Annual Report on Form 20-F 2025

Contents Business overview Corporate governance Operating and financial review and prospects General facts on Nokia Financial statements Other information Exhibits Glossary Investor information •Signatures
Signatures
The registrant hereby certifies that it meets all of the
requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on
Form 20-F on its behalf.
Nokia Corporation
By:/S/  STEPHAN PROSI
Name:Stephan Prosi
Title:Vice President, Corporate Controlling and Accounting
By:/S/  JOHANNA MANDELIN
Name:Johanna Mandelin
Title:Vice President, Corporate Legal
5 March 2026

Copyright © 2026 Nokia Corporation. All rights reserved. Nokia is a registered trademark of Nokia Corporation.
www.nokia.com